Form 20-F
period 2007-12-31
YINGLI GREEN ENERGY HOLDING CO LTD
filed 2008-04-28
CIK 1394029

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number 001-33469

Yingli Green Energy Holding Company Limited
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

No. 3055 Middle Fuxing Road
Baoding 071051, People’s Republic of China
(Address of Principal Executive Offices)

Zongwei Li
(86 312) 8929-700, (86 312) 8929-800
No. 3055 Middle Fuxing Road
Baoding 071051, People’s Republic of China
(Name, Telephone, Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Ordinary Shares, par value US$0.01 per share	New York Stock Exchange
American Depositary Shares,
each representing one Ordinary Share

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 126,923,609 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☑ U.S. GAAP
☐ International Financial Reporting Standards as issued by the International Accounting Standards Board
☐ Other

Indicate by check mark which consolidated financial statement item the registrant has elected to follow.  Item 17 ☐     Item 18 ☑

If “other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).  Yes ☐     No ☑

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED
ANNUAL REPORT ON FORM 20-F

(i)

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report to:

•	“ADSs” are to our American depositary shares, each of which represents one ordinary share, and “ADRs” are to the American depositary receipts that may evidence our ADSs;

•	‘‘€” and “Euro” are to the legal currency of the member states of the European Union that adopted such currency as their single currency in accordance with the Treaty Establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7, 1992);

•	‘‘$”, “US$” and “U.S. dollars” are to the legal currency of the United States;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“notes” are to our zero coupon convertible senior notes due 2012;

•	“RMB” and “Renminbi” are to the legal currency of the PRC;

•	all references to “Yingli Green Energy”, “we”, “the Company”, “us” and “our” refer to Yingli Green Energy Holding Company Limited and, unless otherwise indicated or as the context may otherwise require, to our predecessor, Baoding Tianwei Yingli New Energy Resources Co., Ltd., or Tianwei Yingli, and its consolidated subsidiaries.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following tables present the selected consolidated financial information of us and our predecessor, Tianwei Yingli. You should read this information together with the consolidated financial statements and related notes and information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The historical results are not necessarily indicative of results to be expected in the future.

Yingli Green Energy was incorporated on August 7, 2006. For the period from August 7, 2006 (date of inception) through September 4, 2006, Yingli Green Energy did not engage in any business or operations. On September 5, 2006, Yingli Group, an entity controlled by Mr. Liansheng Miao, our chairperson and chief executive officer, who also controls our controlling shareholder, Yingli Power, transferred its 51% equity interest in Tianwei Yingli to Yingli Green Energy. As Yingli Group and we were entities under common control at the time of the transfer, the 51% equity interest in Tianwei Yingli were recorded by us at the historical cost to Yingli Group, which approximated the historical carrying values of the assets and liabilities of Tianwei Yingli. For financial statements reporting purposes, Tianwei Yingli is deemed to be our predecessor for periods prior to September 5, 2006.

The selected consolidated statement of operations data and other consolidated financial data for the year ended December 31, 2005 and for the period from January 1, 2006 through September 4, 2006 have been derived from the audited consolidated financial statements of our predecessor, Tianwei Yingli, included elsewhere in this annual report. The selected consolidated statement of operations data (other than per ADS data) and other consolidated financial data for the period from August 7, 2006 (date of inception) through December 31, 2006 and for the year ended December 31, 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial statements of each of Yingli Green Energy and Tianwei Yingli have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

The following selected consolidated statement of operations data and other consolidated financial data for the years ended December 31, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from Tianwei Yingli’s audited consolidated financial statements not included in this annual report.

	Predecessor				Yingli Green Energy
				For the	For the
				Period from	Period from
				January 1,	August 7,
				2006 through	2006 through
	For the Year Ended December 31,			September 4,	December 31,	For the Year Ended
	2003	2004	2005	2006	2006	December 31, 2007
	(In thousands of RMB)				(In thousands	(In thousands	(In thousands
					of RMB,	of RMB,	of US$,
					except per	except per	except per
					share and	share and	share and
					ADS data)	ADS data)	ADS data)
Consolidated Statement of Operations Data
Net revenues	22,977	120,483	361,794	883,988	754,793	4,059,323	556,483
Gross profit	6,631	25,180	108,190	272,352	179,946	956,840	131,171
Income from operations	4,324	13,744	83,675	234,631	132,288	679,543	93,157
Interest expense	(192)	(6,411)	(5,278)	(22,441)	(25,789)	(64,834)	(8,888)
Foreign currency exchange losses, net	(0.04)	(0.6)	(1,812)	(3,406)	(4,693)	(32,662)	(4,478)
Gain (loss) on debt extinguishment	—	—	2,165	—	(3,908)	—	—
Income tax expense	(1,441)	(1,221)	(12,736)	(22,546)	(22,968)	(12,928)	(1,772)
Minority interest	14	76	36	76	(45,285)	(192,612)	(26,405)
Net income	2,942	6,089	65,954	186,223	30,017	389,020	53,330
Net income applicable to ordinary shareholders					23,048	335,869	46,044
Basic earnings per share applicable to ordinary shareholders(1)(5)					0.36	3.00	0.41
Diluted earnings per share(1)(5)					0.36	2.89	0.40
Basic earnings per ADS(1)(5)					0.36	3.00	0.41
Diluted earnings per ADS(1)(5)					0.36	2.89	0.40

	Predecessor				Yingli Green Energy
				For the Period	For the Period
				from January 1,	from August 7,
	For the Year Ended			2006 through	2006 through
	December 31,			September 4,	December 31,	For the Year Ended
	2003	2004	2005	2006	2006	December 31, 2007
	(In percentages)				(In percentages)
Other Consolidated Financial Data
Gross profit margin	28.9%	20.9%	29.9%	30.8%	23.8%	23.6%
Operating profit margin	18.8%	11.4%	23.1%	26.5%	17.5%	16.7%
Net profit margin	12.8%	5.1%	18.2%	21.1%	4.0%	9.6%

	Predecessor			Yingli Green Energy
	As of December 31,			As of December 31,
	2003	2004	2005	2006	2007
	(In thousands of RMB)			(In thousands	(In thousands	(In thousands
				of RMB)	of RMB)	of US$)
Consolidated Balance Sheet Data
Cash	4,756	21,739	14,865	78,455	961,077	131,752
Accounts receivable, net	5,783	6,120	40,505	281,921	1,240,844	170,104
Inventories	10,374	17,499	106,566	811,746	1,261,207	172,896
Prepayments to suppliers	6,452	12,617	123,452	134,823	1,056,776	144,871
Total current assets	36,138	62,437	335,372	1,725,885	5,089,326	697,684
Property, plant and equipment, net	107,084	120,980	341,814	583,498	1,479,829	202,866
Long-term prepayments to a supplier	—	—	—	226,274	637,270	87,362
Total assets	163,868	204,076	704,775	2,813,461	7,673,997	1,052,011
Short-term borrowings(2)	63,000	92,000	346,757	267,286	1,261,275	172,905
Total current liabilities	98,231	132,570	566,471	668,241	1,576,109	216,065
Convertible senior notes	—	—	—	—	1,262,734	173,105
Total liabilities	98,466	132,836	567,617	1,339,878	2,917,373	399,935
Minority interest	856	606	569	387,716	754,799	103,474
Total owners’/shareholders’ equity	64,546	70,634	136,589	68,530	4,001,825	548,602

	For the Year Ended December 31,
	2004	2005	2006	2007

Consolidated Operating Data
PV modules sold (in megawatts)(3)	4.7	11.9	51.3	142.5
Average selling price of PV modules (per watt in US$)(4)	2.83	3.49	3.82	3.86

Notes:

(1)	Tianwei Yingli, our predecessor, is not a share-based company and had no outstanding shares for the periods presented, and therefore, we have not presented earnings per share for Tianwei Yingli.

(2)	Includes loans guaranteed or entrusted by related parties, which amounted to RMB 51.0 million, RMB 80.0 million, RMB 234.0 million, RMB 233.0 million and RMB 470.2 million (US$64.5 million), as of December 31, 2003, 2004 and 2005, December 31, 2006 and 2007, respectively.

(3)	PV modules sold, for a given period, represents the total PV modules, as measured in megawatts, delivered to customers under the then effective supply contracts during such period.

(4)	We compute average selling price of PV modules per watt for a given period as the total sales of PV modules divided by the total watts of the PV modules sold during such period, and translated into U.S. dollars at the noon buying rate at the end of such period as certified by the United States Federal Reserve Board.

(5)	Commencing January 1, 2007, our primary operating subsidiary, Tianwei Yingli, began enjoying certain exemptions from income tax. These income tax exemptions had the effect of increasing our net income by RMB 80.5 million (US$11.0 million) and increasing our basic earnings per share applicable to ordinary shareholders by RMB 0.84 (US$0.12) and on a diluted per share basis by RMB 0.81 (US$0.11) for the year ended December 31, 2007. Prior to this period, there was no tax exemption in place.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB 7.2946 to US$1.00, the noon buying rate in effect as of December 31, 2007. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 25, 2008, the noon buying rate was RMB 7.0095 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	High	Low
	(RMB per US$1.00)

2003	8.2767	8.2771	8.2800	8.2765
2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.3900	7.5885	7.8127	7.3800
October	7.4682	7.5019	7.5158	7.4682
November	7.3850	7.4212	7.4582	7.3800
December	7.3900	7.4008	7.4120	7.3900
2008 (through April 25)	7.0095	7.0787	7.2946	6.9840
January	7.1818	7.2405	7.2946	7.1818
February	7.1115	7.1644	7.1973	7.1110
March	7.0120	7.0722	7.1110	7.0105
April (through April 25)	7.0095	7.0010	7.0185	6.9840

Source: Federal Reserve Bank of New York

(1)	Annual averages are calculated by averaging the noon buying rates on the last business day of each month or the elapsed portion thereof during the relevant period. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Us and the PV Industry

We are currently experiencing and may continue to experience an industry-wide shortage of polysilicon. Our failure to obtain sufficient quantities of polysilicon in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which will reduce, and limit the growth of, our manufacturing output and revenue.

Polysilicon is the most important raw material used in the production of our PV products. To maintain competitive manufacturing operations, we depend on timely delivery by our suppliers of polysilicon in sufficient quantities. The global supply of polysilicon is controlled by a limited number of producers, and there is currently an industry-wide shortage of polysilicon. The current shortage of polysilicon is the result of a combination of factors, including a significant increase in demand for polysilicon due to the rapid growth of the PV industry, the significant lead time required for building additional capacity for polysilicon production and significant competing demand for polysilicon from the semiconductor industry.

Partly as a result of the industry-wide shortage, we have from time to time faced the prospect of a shortage of polysilicon and late or failed delivery of polysilicon from suppliers. We may experience actual shortage of polysilicon or late or failed delivery in the future for the following reasons, among others. First, the terms of our polysilicon contracts with, or purchase orders to, our suppliers may be altered or cancelled by the suppliers with limited or no penalty to them, in which case we may not be able to recover damages fully or at all. Second, we generally do not have a history of long-term relationships with polysilicon suppliers who may be able to meet our polysilicon needs consistently or on an emergency basis. Third, compared to us, many of our competitors who also purchase polysilicon from our suppliers have had longer and stronger relationships with and greater buying power and bargaining leverage over our suppliers.

If we fail to obtain delivery of polysilicon in amounts and according to time schedules as agreed with the suppliers, or at all, we may be forced to reduce production or secure alternative sources of polysilicon in the spot market, which may not provide polysilicon in amounts required by us or at comparable or affordable prices, or at all. Our failure to obtain the required amounts of polysilicon on time and at affordable prices can seriously hamper our ability to meet our contractual obligations to deliver PV products to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, retention of customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. In addition, our failure to obtain sufficient polysilicon will result in underutilization of our existing and new production facilities and an increase of our marginal production cost, and may prevent us from implementing capacity expansion as currently planned. Any of the above events could have a material adverse effect on our growth, profitability and results of operations.

The price of polysilicon may continue to rise and we may not be able to pass on the increase in raw material costs to our customers, which may reduce our profitability.

The industry-wide shortage of polysilicon has resulted in a significant increase in polysilicon prices. Our average purchase price of polysilicon per kilogram has increased by 185.5% in 2006 compared to 2005 and 30.2% in 2007 compared to 2006. We believe the average price of polysilicon will remain high in the near term compared to its historical levels. The increasing price of polysilicon has largely contributed to the increase in our production costs for PV modules in the past three years and may continue to have the same effect in the future, notwithstanding our continuing efforts to use polysilicon more efficiently.

Despite the rise in the price of polysilicon, PV module manufacturers worldwide are expanding their production capacities in response to the growing popularity worldwide of PV products. We believe that such capacity expansion, in addition to a decline in government subsidies to promote solar energy consumption in certain countries, will cause a gradual decline in the price of PV modules, which may more than offset any cost savings from technological improvements that lead to a more efficient use of polysilicon. In addition, in case of a general decline in the price of PV modules, we may not be able to pass to our customers our increased production costs resulting from, among others, the increased costs of polysilicon. Any significant decline of the price for PV modules, together with the rising production costs for PV modules, would materially and adversely affect our profitability and results of operations.

A significant reduction in or discontinuation of government subsidies and economic incentives may have a material adverse effect on our results of operations.

Demand for our products depends substantially on government incentives aimed to promote greater use of solar power. In many countries in which we are currently, or intend to become, active, the PV markets, particularly the market of on-grid PV systems, would not be commercially viable without government incentives. This is because the cost of generating electricity from solar power currently exceeds, and we believe will continue to exceed for the foreseeable future, the costs of generating electricity from conventional or non-solar renewable energy sources.

The scope of the government incentives for solar power depends, to a large extent, on political and policy developments in a given country related to environmental concerns, which could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. In addition, in certain countries, including countries to which we export PV products, government financial support of PV products has been, and may continue to be, challenged as being unconstitutional or otherwise unlawful. A significant reduction in the scope or discontinuation of government incentive programs, such as the Renewable Energies Act, would have a materially adverse effect on the demand for our PV modules as well as our results of operations.

Our dependence on a limited number of suppliers for a substantial majority of polysilicon could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.

In 2006 and 2007, our five largest suppliers supplied in the aggregate approximately 83.6% and 73.9%, respectively, of our total polysilicon purchases. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, decreased revenue and loss of market share. In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. Any disruption in the supply of polysilicon to us may adversely affect our business, financial condition and results of operations.

In addition, due to a shortage of raw materials for the production of PV modules, increased market demand for polysilicon raw materials, the failure by some polysilicon suppliers to achieve expected production volumes and other factors in 2007, a few of our polysilicon suppliers failed to fully perform on their polysilicon supply contractual commitments to us, and we consequently did not receive part of the contractually agreed quantities of polysilicon raw materials from these suppliers which represented approximately 19.0% of the total committed quantities polysilicon supplies under contracts entered into by the Company in 2007. We subsequently cancelled or renegotiated these polysilicon supply contracts. While we in each case were able to replace such expected deliveries through purchases of polysilicon from the spot market and new supply contracts, we cannot assure you that any future failure of our suppliers to deliver agreed quantities of polysilicon could be substantially replaced in a timely manner or at all through spot market purchases or new supply contracts or that the price of such purchases or terms of such contracts will be favorable to us.

We depend, and expect to continue to depend, on a limited number of customers for a high percentage of our revenues. As a result, the loss of, or a significant reduction in orders from, any of these customers would significantly reduce our revenues and harm our results of operations. In addition, a significant portion of our outstanding account receivable is derived from sales to a limited number of customers. Failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

We currently expect that our results of operations will, for the foreseeable future, continue to depend on the sale of our PV modules to a relatively small number of customers until we become successful in significantly expanding our customer base or diversifying product offerings. In 2005, 2006 and 2007, sales to our customers that individually exceeded 10% of our net revenues accounted for approximately 38.7%, 38.9% and 45.2%, respectively, of our net revenues. Our relationships with such key customers have been developed over a short period of time and are generally in their early stages. We cannot assure you that these customers will continue to generate significant revenues for us or that we will be able to maintain these customer relationships. In addition, our business is affected by competition in the market for the products that many of our major customers sell, and any decline in the businesses of our customers could reduce the purchase of our products by these customers. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

In addition, a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2006 and 2007, our top five customers in terms of outstanding accounts receivable accounted for approximately 85.4% and 83.2%, respectively, of our total outstanding accounts receivable. We are exposed to the credit risk of these customers, some of which are new customers with whom we have not had extensive business dealings historically. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

We face intense competition in the PV modules and PV system markets and our PV products compete with different solar energy systems as well as other renewable energy sources in the alternative energy market. If we fail to adapt to changing market conditions and to compete successfully with existing or new competitors, our business prospects and results of operations would be materially and adversely affected.

The PV market is intensely competitive and rapidly evolving. The number of PV product manufacturers is rapidly increasing due to the growth of actual and forecast demand for PV products and the relatively low barriers to entry. If we fail to attract and retain customers in our target markets for our current and future core products, namely PV modules and PV systems, we will be unable to increase our revenues and market share.

Since 2004, a substantial majority of our revenues have been derived from overseas markets, particularly Germany, Spain, Italy and the United States, and we expect these trends to continue. A substantial portion of our revenues is also derived from China. In these markets, we often compete with local and international producers of PV products that are substantially larger than us, including the solar energy divisions of large conglomerates such as BP Solar and Sharp Corporation, PV module manufacturers such as SunPower Corp. and Suntech Power Holdings Co., Ltd., and integrated PV product manufacturers such as SolarWorld AG, Renewable Energy Corporation and Trina Solar Limited.

We may also face competition from new entrants to the PV market, including those that offer more advanced technological solutions or that have greater financial resources, such as semiconductor manufacturers, several of which have announced their intention to start production of PV cells and PV modules. A significant number of our competitors are developing or currently producing products based on the more advanced PV technologies, including thin film solar module, amorphous silicon, string ribbon and nano technologies, which may eventually offer cost advantages over the crystalline polysilicon technologies currently used by us. A widespread adoption of any of these technologies could result in a rapid decline in our position in the renewable energy market and our revenues if we fail to adopt such technologies. In addition, like us, some of our competitors have become, or are becoming, vertically integrated in the PV industry value chain, from silicon ingot manufacturing to PV system sales and installation. This could further erode our competitive advantage. Furthermore, the entire PV industry also faces competition from conventional energy and non-solar renewable energy providers.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. The greater size of many of our competitors provides them with cost advantages as a result of their economies of scale and their ability to obtain volume discounts and purchase raw materials at lower prices. For example, our competitors that also manufacture semiconductors may compete with us for the procurement of silicon raw materials. As a result, such competitors may have stronger bargaining power with their suppliers and have an advantage over us in pricing as well as securing sufficient supply of polysilicon during times of shortage. Many of our competitors also have better brand name recognition, more established distribution networks, larger customer bases or more in-depth knowledge of the target markets. As a result, they may be able to devote greater resources to the research and development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions as compared to us. Our failure to adapt to changing market conditions and to compete successfully with existing or future competitors would have a material adverse effect on our business, prospects and results of operations.

If PV technology is not suitable for widespread adoption, or sufficient demand for PV products does not develop or takes longer to develop than we anticipated, our sales may not continue to increase or may even decline, and we may be unable to sustain profitability.

The PV market is at a relatively early stage of development and the extent to which PV products will be widely adopted is uncertain. The PV industry may also be particularly susceptible to economic downturns. Market data in the PV industry are not as readily available as those in other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. If PV technology proves unsuitable for widespread adoption or if demand for PV products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. In addition, demand for PV products in our targeted markets, including China, may not develop or may develop to a lesser extent than we anticipated. Many factors may affect the viability of widespread adoption of PV technology and demand for PV products, including (i) cost-effectiveness of PV products compared to conventional and other non-solar energy sources and products; (ii) performance and reliability of PV products compared to conventional and other non-solar energy sources and products; (iii) availability of government subsidies and incentives to support the development of the PV industry; (iv) success of other alternative energy generation technologies, such as fuel cells, wind power and biomass; (v) fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels; (vi) capital expenditures by end users of PV products, which tend to decrease when economy slows down; and (vii) deregulation of the electric power industry and broader energy industry.

Advance payment arrangements between us and most of our polysilicon suppliers and equipment suppliers expose us to the credit risks of such suppliers and may increase our costs and expenses, which could in turn have a material adverse effect on our liquidity.

Under existing supply contracts with most of our polysilicon suppliers and our equipment suppliers, consistent with the industry practice, we make advance payments to our suppliers prior to the scheduled delivery dates for polysilicon and equipment. In many such cases, we make the advance payments without receiving collateral for such payments. As a result, our claims for such payments would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Under such circumstances, our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments. In addition, if the market price of polysilicon decreases after we prepay our suppliers, we may not be able to adjust historical payments insofar as they relate to future deliveries. Furthermore, if demand for our products decreases, we may incur costs associated with carrying excess materials. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

Our expansion plans require substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment and dedicated management attention, and our failure to complete these plans would have a material adverse effect on the growth of our sales and earnings.

Our future success depends, to a large extent, on our ability to expand our production capacity. If we are unable to do so, we will not be able to attain the desired level of economies of scale in our operations or cut the marginal production cost to the level necessary to effectively maintain our pricing and other competitive advantages. We expect that we will make substantial capital expenditures for our future growth. This expansion has required and will continue to require substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment and dedicated management attention, and is subject to significant risks and uncertainties, including:

•	we may need to continue to contribute significant additional capital to our subsidiaries through the issuance of our equity or debt securities in order to finance the costs of developing the new facilities, which may not be conducted on reasonable terms or may not be conducted at all, and which could be dilutive to our existing shareholders. Such capital contribution would also require PRC regulatory approvals in order for the proceeds from such issuances to be transferred to our subsidiaries, which approvals may not be granted in a timely manner or at all;

•	we will be required to obtain governmental approvals, permits or documents of similar nature with respect to any new expansion projects, but it is uncertain whether such approvals, permits or documents will be obtained in a timely manner or at all;

•	we may experience cost overruns, construction delays, equipment problems, including delays in manufacturing equipment deliveries or deliveries of equipment that is damaged or does not meet our specifications, and other operating difficulties;

•	we are using new equipment and technology to lower our unit capital and operating costs, but we cannot assure you that such effort will be successful; and

•	we may not have sufficient management resources to properly oversee capacity expansion as currently planned.

Any of these or similar difficulties could significantly delay or otherwise constrain our ability to undertake our capacity expansion plans as currently planned, which in turn would limit our ability to increase sales, reduce marginal manufacturing costs or otherwise improve our prospects and profitability.

We may undertake acquisitions, investments, joint ventures or other strategic alliances, which may have a material adverse effect on our ability to manage our business, and such undertakings may be unsuccessful.

Our strategy includes plans to grow both organically and through acquisitions, participation in joint ventures or other strategic alliances with suppliers or other companies in China and overseas along the PV industry value chain. Joint ventures and strategic alliances may expose us to new operational, regulatory, market and geographic risks as well as risks associated with additional capital requirements.

Acquisitions of companies or businesses and participation in joint ventures or other strategic alliances are subject to considerable risks, including:

•	our inability to integrate new operations, personnel, products, services and technologies;

•	unforeseen or hidden liabilities, including exposure to lawsuits associated with newly acquired companies;

•	the diversion of resources from our existing businesses;

•	disagreement with joint venture or strategic alliance partners;

•	contravention of regulations governing cross-border investment;

•	failure to comply with laws and regulations as well as industry or technical standards of the overseas markets into which we expand;

•	our inability to generate sufficient revenues to offset the costs and expenses of acquisitions, strategic investments, joint venture formations or other strategic alliances; and

•	potential loss of, or harm to, employees or customer relationships.

Any of these events could disrupt our ability to manage our business, which in turn could have a material adverse effect on our financial condition and results of operations. Such risks could also result in our failure to derive the intended benefits of the acquisitions, strategic investments, joint ventures or strategic alliances and we may be unable to recover our investment in such initiatives.

Our product development initiatives may fail to improve manufacturing efficiency or yield commercially viable new products.

We are making efforts to improve our manufacturing processes and improve the quality of our PV products. We plan to undertake research and development to continuously reduce the thickness of our wafers and develop more advanced products. We are also exploring ways to improve our PV module production. Additional research and development efforts will be required before our products in development may be manufactured and sold at a commercially viable level. We cannot assure you that such efforts will improve the efficiency of manufacturing processes or yield new products that are commercially viable. In addition, the failure to realize the intended benefits from our product development initiatives could limit our ability to keep pace with the rapid technological changes, which in turn would hurt our business and prospects.

Failure to achieve satisfactory output of our PV modules and PV systems could result in a decline in sales.

The manufacture of PV modules and PV systems is a highly complex process. Deviations in the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in no output. We have from time to time experienced lower-than-anticipated manufacturing output during the ramp-up of production lines. This often occurs during the production of new products, the installation of new equipment or the implementation of new process technologies. As we bring additional lines or facilities into production, we may operate at less than intended capacity during the ramp-up period and produce less output than expected. This would result in higher marginal production costs which could have a material adverse effect on our profitability.

We believe the efficient use of polysilicon is essential to reducing our manufacturing costs. We have been exploring several measures to improve the efficient use of polysilicon in our manufacturing process, including reducing the thickness of silicon wafers. However, the use of thinner silicon wafers may have unforeseen negative consequences, such as increased breakage and reduced reliability and conversion efficiency of our PV cells and modules. As a result, reducing the thickness of silicon wafers may not lead to the cost reductions we expect to achieve, while at the same time it may reduce customer satisfaction with our products, which in turn could have a material adverse effect on our customer relationships, reputation and results of operations. In addition, we also plan to reduce manufacturing costs by utilizing polysilicon scraps and lower-grade polysilicon to produce monocrystalline silicon suitable for combining into our production of ingots and wafers. However, while the addition of monocrystalline silicon to our production of ingots and wafers may reduce costs of polysilicon supply, we cannot assure you that such benefits will not be outweighed by the additional costs of equipment and production costs to produce monocrystalline silicon.

Unsatisfactory performance of or defects in our products may cause us to incur additional warranty expenses, damage our reputation and cause our sales to decline.

Our PV modules are typically sold with a two-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty against declines of initial power generation capacity by more than 10.0% and 20.0%, respectively. As a result, we bear the risk of extensive warranty claims long after we sell our products and recognize revenues. As we began selling PV modules only since January 2003, none of our PV modules has been in use for more than five years. For our PV systems in China, we provide a one-to five-year limited warranty against defects in modules, storage batteries and certain other system parts. As of December 31, 2006 and 2007, our accrued warranty costs amounted to RMB 20.7 million and RMB 60.8 million (US$8.3 million), respectively. Because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate, and because our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty by us for our products will be adequate in light of the actual performance of our products. If we experience a significant increase in warranty claims, we may incur significant repair and replacement costs associated with such claims. Furthermore, widespread product failures will damage our reputation and customer relationships and may cause our sales to decline, which in turn could have a material adverse effect on our financial condition and results of operations.

We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.

We are exposed to risks associated with product liability claims if the use of our PV products results in injury. Since our PV products are components of electricity producing devices, it is possible that users could be injured or killed by our PV products, whether by product malfunctions, defects, improper installation or other causes. We do not maintain any business interruption insurance coverage. As a result, we may have to pay, out of our own funds, for financial and other losses, damages and liabilities, including those in connection with or resulting from third-

party product liability claims and those caused by natural disasters and other events beyond our control, which could have a material adverse effect on our financial condition and results of operations.

We obtain some of the equipment used in our manufacturing process from a small number of selected suppliers and if our equipment is damaged or new or replacement equipment is not delivered to us in a timely manner or is otherwise unavailable, our ability to deliver products timely will suffer, which in turn could result in cancellations of orders and loss of revenue for us.

Some of the equipment used in our production of polysilicon ingots, wafers, PV cells and PV modules, such as ingot cashing furnaces, diffusion furnaces and wire saws, have been customized to our specifications, are not readily available from multiple vendors and would be difficult to repair or replace. If any of our key equipment suppliers were to experience financial difficulties or go out of business, we may have difficulties with repairing or replacing our customized equipment in the event of any damage to or a breakdown of such equipment. Furthermore, new or replacement equipment may not be delivered to us in a timely manner. In such cases, our ability to deliver products in a timely manner would suffer, which in turn could result in cancellations of orders from our customers and loss of revenue for us. In addition, the equipment we need for our expansion is in high demand. In addition, supplier’s failure to deliver the equipment in a timely manner, in sufficient quantity and on terms acceptable to us could delay our capacity expansion and otherwise disrupt our production schedule or increase our production costs.

The practice of requiring our customers to make advance payments when they place orders with us has diminished, we have experienced and will continue to experience increased needs to finance our working capital requirements and are exposed to increased credit risk.

Historically, we required many of our customers to make an advance payment of a certain percentage of their orders, a business practice that helped us to manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. However, this practice of requiring our customers to make advance payments has diminished, which in turn has increased our need to obtain additional short-term borrowings to fund our current cash requirements. In 2007, a small portion of our revenue was derived from sales that required advance payments from our customers. Currently, a significant portion of our revenue is derived from credits sales to our customers, generally with payments due within two to five months. In addition, other customers now pay us through letters of credit, which typically take 30 to 90 days to process for us to be paid. As a result, the general decrease in the use of cash advance payments has negatively impacted our short-term liquidity and, coupled with increased sales to a small number of major customers, exposed us to additional and more concentrated credit risk since a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2006 and 2007, our top five customers in terms of outstanding accounts receivable accounted for approximately 85.4% and 83.2%, respectively, of our total outstanding accounts receivable. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. Although we have been able to maintain adequate working capital primarily through short-term borrowing, our initial public offering and our convertible note offering, in the future we may not be able to secure additional financing on a timely basis or on terms acceptable to us or at all.

Fluctuations in exchange rates could adversely affect our results of operations

Most of our sales are currently denominated in U.S. dollars and Euros, and to a lesser extent, in Renminbi, while a substantial portion of our costs and expenses is denominated in U.S. dollars, Renminbi, Japanese Yen and Euros. In addition, we must convert Renminbi into foreign currencies to make payments to overseas suppliers. Therefore, fluctuations in currency exchange rates could have a significant effect on our results of operations due to mismatches among various foreign currency-denominated transactions, including sales of PV modules in overseas markets and purchases of silicon raw materials and equipment, and the time gap between the signing of the related contracts and cash receipts and disbursements related to such contracts.

We incurred net foreign exchange losses of RMB 1.8 million in 2005 and RMB 8.1 million in 2006 primarily due to changes of the exchange rate between the U.S. dollar and Renminbi. We recognized a net foreign currency exchange loss of RMB 32.7 million (US$4.5 million) in 2007, primarily due to foreign exchange loss related to sales and prepayments to suppliers denominated in U.S. dollars, which was partially offset by foreign currency gains due to the increased sales denominated in Euro during this period as the Euro appreciated against the Renminbi and increased bank borrowings denominated in U.S. dollars during this period as the U.S. dollar depreciated against the Renminbi. We have not used any forward contracts, currency options or borrowings to hedge our exposure to foreign currency exchange risk. We cannot predict the effect of exchange rate fluctuations on our foreign exchange gains or losses in the future. We may choose to reduce the effect of such exposure through hedging arrangements, but because of the limited availability of hedging instruments in China, we cannot assure you that we will find a hedging arrangement suitable to us, or that such hedging activities will be effective in managing our foreign exchange risk.

We face risks associated with the marketing and sale of our PV products internationally, and if we are unable to effectively manage these risks, our ability to expand our business abroad will be limited.

In 2005, 2006 and 2007, we sold 84.3%, 95.1% and 98.5%, respectively, of our products to customers outside of China, including customers in Germany, Spain, Italy, Hong Kong and the United States. We intend to further grow our business activities in international markets, in particular in the United States, Spain and selected countries in southern Europe and Southeast Asia where we believe the PV market is likely to grow significantly in the near term. The marketing and sale of our PV products to international markets expose us to a number of risks, including, but not limited, to:

•	fluctuations in foreign currency exchange rates;

•	increased costs associated with maintaining the ability to understand the local markets and follow their trends, as well as develop and maintain effective marketing and distributing presence in various countries;

•	the availability of advances from our customers;

•	providing customer service and support in these markets;

•	difficulty with staffing and managing overseas operations;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	difficulty and cost relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer or plan to offer our products and services;

•	failure to obtain or maintain certifications for our products or services in these markets;

•	inability to obtain, maintain or enforce intellectual property rights;

•	unanticipated changes in prevailing economic conditions and regulatory requirements; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses.

Our business in foreign markets requires us to respond timely and effectively to rapid changes in market conditions in the relevant countries. Our overall success as a global business depends, in part, on our ability to succeed in different legal, regulatory, economic, social and political conditions. We may not be able to develop and implement policies and strategies that will be effective in each location where it does business. To the extent that we conduct business in foreign countries by means of participations or joint ventures, there are additional risks. See “— We may undertake acquisitions, investments, joint ventures or other strategic alliances, which may have a material adverse effect on our ability to manage our business, and such undertakings may end up being unsuccessful.” A change in one or more of the factors described above may have a material adverse effect on our business, prospects, financial condition and results of operations.

We have significant outstanding short-term borrowings, and we may not be able to obtain extensions when they mature.

Our short-term borrowings from banks outstanding as of December 31, 2006 and 2007 were RMB 255.3 million and RMB 1,261.3 million (US$172.9 million), respectively, and bore a weighted average interest rate of 5.99%

and 5.97%, respectively, of which RMB 221.0 million and RMB 470.2 million (US$64.5 million) were arranged or guaranteed by related parties as of December 31, 2006 and 2007, respectively.

Generally, these loans contain no specific renewal terms, although we had traditionally negotiated renewal of certain of the loans shortly before they would mature. However, we cannot assure you that we will be able to renew similar loans in the future as they mature. In particular, a substantial portion of our short-term borrowings were arranged or guaranteed by Tianwei Baobian or its controlling shareholder, Tianwei Group. However, they may choose not to continue to guarantee future bank borrowings. If we are unable to obtain renewals of any future loans or sufficient alternative funding on reasonable terms, we will have to repay these borrowings with additional funding from Tianwei Yingli’s equity interest holders, including us, or cash generated by our future operations, if any. We cannot assure you that our business will generate sufficient cash flow from operations to repay our future borrowings.

Most of our production, storage, administrative and research and development facilities are located in close proximity to one another in an industrial park in China. Any damage or disruption at these facilities would have a material adverse effect on our financial condition and results of operations.

Our production, storage, administrative, research and development facilities are located in close proximity to one another in an industrial park in Baoding, Hebei Province, China. A natural disaster or other unanticipated catastrophic event, including power interruption, and war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would be unable to meet our production targets and our business would suffer.

Our manufacturing processes generate noise, waste water, gaseous and other industrial wastes. This creates a risk of work-related accidents and places high demands on work safety measures. No major injuries have occurred at our facilities in connection with work-related accidents to date. Nonetheless, we cannot assure you that accidents involving serious or fatal injuries will not occur at our facilities. Furthermore, there is a risk of contamination and environmental damage associated with hazardous substances used in our production processes. The materialization of any of the above risks could have a material adverse effect on our financial condition and results of operations.

Our controlling shareholder has significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders.

Yingli Power, which is 100% beneficially owned by the family trust of and controlled by Liansheng Miao, the chairperson of our board of directors and our chief executive officer and the vice chairperson and the chief executive officer of Tianwei Yingli, currently beneficially owns approximately 45.67% of our outstanding ordinary shares. The interests of this shareholder may conflict with the interests of our other shareholders. Yingli Power has significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us or of our assets and might reduce the price of our ADSs and the notes. These actions may be taken even if they are opposed by our other shareholders, including those who hold our ADSs or receive ADSs upon the conversion of the notes.

You will experience substantial dilution immediately upon Tianwei Baobian’s exercise of the subscription right that we granted under the joint venture contract with Tianwei Baobian.

Under a PRC law-governed joint venture contract between us and Tianwei Baobian entered in August 2006, as amended from time to time after August 2006, we granted to Tianwei Baobian a right to subscribe for ordinary shares newly issued by us in exchange for all but not part of Tianwei Baobian’s equity interest in Tianwei Yingli on the condition that Tianwei Baobian has obtained all necessary approvals from the relevant PRC government authorities for acquiring our shares after completion of our initial public offering and listing of our ADSs on the NYSE. If Tianwei Baobian exercises the subscription right, we will be obligated to issue such number of our ordinary shares that represent the value of Tianwei Baobian’s interest in Tianwei Yingli according to a pre-agreed formula. Such number of new shares will be substantial. See “Item 4.A. Information and Development of the

Company — Restructuring — Joint Venture Contract — Subscription Right.” As a result, the equity interest that you hold in us in the form of ADSs will be substantially diluted.

We may not be able to obtain adequate funding to acquire the equity interest in Tianwei Yingli held by Tianwei Baobian, and if we issue new shares to raise funds to acquire Tianwei Baobian’s equity interest, you may experience substantial dilution.

Under the joint venture contract entered into between Tianwei Baobian and us, Tianwei Baobian may request us to make best efforts to purchase all, but not part, of its then-owned equity interest in Tianwei Yingli if Tianwei Baobian fails to exercise the right to subscribe for newly issued ordinary shares of us for any reason within 300 days after completion of our initial public offering on June 13, 2007. The price will be decided by mutual agreement between Tianwei Baobian and us based on the then fair market value of the equity interest in Tianwei Yingli held by Tianwei Baobian and in accordance with the requirements of relevant laws and regulations of the PRC. If the purchase of Tianwei Baobian’s equity interest in Tianwei Yingli is required to be paid in cash, we may not be able to obtain adequate funding in time and on terms acceptable to us, if at all, to pay for such purchase price. In addition, we may decide to issue new shares to raise the funds required to pay the purchase price to Tianwei Baobian. If we choose to do so, the equity interest you hold in us may be substantially diluted immediately upon our issuance of new shares.

Tianwei Baobian has significant influence over Tianwei Yingli, our principal operating entity, from which we currently derive substantially all of our revenue and earnings, and Tianwei Baobian may influence Tianwei Yingli from taking actions that are in the best interest of us or Tianwei Yingli, which could result in a material adverse effect on our or Tianwei Yingli’s business prospects, financial condition and results of operations. In addition, Tianwei Baobian will have significant influence over us if it exercises the subscription right, and Tianwei Baobian’s interests may not be aligned with our interests or the interests of our other shareholders. Furthermore, it is unclear how the recent acquisition by China South Industries Group Corporation of Tianwei Group, the controlling shareholder of Tianwei Baobian, will affect Tianwei Baobian’s approach with respect to the management and operation of Tianwei Yingli.

Tianwei Baobian currently owns a 25.99% equity interest in Tianwei Yingli, our principal operating entity from which we derive substantially all of our revenue and earnings. Tianwei Baobian has significant influence over Tianwei Yingli through its board representation in Tianwei Yingli and other rights in accordance with the joint venture contract with us and the articles of association of Tianwei Yingli.

Tianwei Baobian is entitled to appoint three of the nine directors of Tianwei Yingli. Tianwei Baobian is also entitled to appoint a director to serve as the chairperson of the board of Tianwei Yingli. Tianwei Baobian may have different views and approaches with respect to the management and operation of Tianwei Yingli from those of us. Tianwei Baobian may disagree with us in the management and operation of Tianwei Yingli and may vote against actions that we believe are in the best interest of Tianwei Yingli or us. For example, directors appointed by Tianwei Baobian may vote against matters that require unanimous approval of all directors. Directors appointed by Tianwei Baobian may also hinder or delay adoption of relevant resolutions by not attending a board meeting, thereby preventing achievement of a quorum and forcing the meeting to be postponed for no more than seven days. See “Item 4.A. History and Development of the Company — Restructuring — Joint Venture Contract — Tianwei Yingli’s Management Structure — Board of Directors.” Due to Tianwei Baobian’s ability to exercise influence over Tianwei Yingli through its appointed directors, and through its other rights under the joint venture contract, any significant deterioration of our relationship or our disagreement with Tianwei Baobian may cause disruption to Tianwei Yingli’s business, which could in turn result in a material adverse effect on our business prospects, financial condition and results of operations.

Tianwei Baobian may also have disagreement or dispute with us with respect to our respective rights and obligations on matters such as the exercise of Tianwei Baobian’s right to subscribe for ordinary shares newly issued by us in exchange for its equity interest in Tianwei Yingli. Except in limited circumstances, we may not be able to unilaterally terminate the joint venture contract in the event of such disagreement or dispute even if such termination would be in our best interest. See “Item 4.A. History and Development of the Company — Restructuring — Joint Venture Contract — Unilateral Termination of the Joint Venture Contract.” Any such disputes may result in costly and time-consuming litigations or other dispute resolution proceedings which may significantly divert the efforts and resources of our management and disrupt our business operations.

Furthermore, Tianwei Baobian may transfer all or a part of its equity interest in Tianwei Yingli pursuant to the joint venture contract entered into between Tianwei Baobian and us. If we fail to exercise our right of first refusal in accordance with the procedures set forth in the joint venture contract and are thus deemed to have consented to any such proposed transfer by Tianwei Baobian to a third party or if Tianwei Baobian transfers its equity interest in Tianwei Yingli to its affiliates, such third party or such Tianwei Baobian’s affiliate will become a holder of Tianwei Yingli’s equity interest. The interests of such third party or such Tianwei Baobian’s affiliate may not be aligned with our interests or the interest of Tianwei Yingli. See “Item 4.A. History and Development of the Company — Restructuring — Joint Venture Contract — Transfer of Equity Interests in Tianwei Yingli — Right of First Refusal.”

In addition, Baoding State-Owned Assets Supervision and Administration Commission, or Baoding SASAC, has recently completed the transfer of all of its equity interest in Tianwei Group, Tianwei Baobian’s controlling shareholder, to China South Industries Group Corporation, or China South. It is unclear how Tianwei Baobian’s business strategy with respect to its shareholding in Tianwei Yingli will change subsequent to the acquisition by China South of Tianwei Group and how such change, if any, will affect the management and operation of Tianwei Yingli.

Furthermore, Tianwei Baobian may exercise the subscription right, and if it exercises the subscription right, it will become a significant shareholder of us. If Tianwei Baobian becomes our shareholder, it will have significant influence over our and Tianwei Yingli’s business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our or Tianwei Yingli’s assets, election of directors and other significant corporate actions. If Tianwei Baobian becomes our shareholder, its interests may not be aligned with the interests of our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of us, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of us and might reduce the price of our ADSs.

Negative rumors or media coverage of Tianwei Baobian, our affiliates or business partners could materially and adversely affect our reputation, business, financial condition and the price of our ADSs and the notes.

There has been negative media coverage concerning the corporate affairs of Tianwei Baobian. For example, in October 2006, there were news articles containing allegations, among others, that Tianwei Baobian had materially overstated its results of operations related to the export sales of Tianwei Yingli’s PV product components and its local tax rates in its published financial statements. Since Tianwei Baobian and we together hold all of Tianwei Yingli’s equity interests, such media coverage, whether or not accurate and whether or not applicable to us, may have a material adverse effect on our reputation, business, financial condition and the price of our ADSs and the notes. We cannot assure you that there will not be similar or other negative rumors or media coverage related to Tianwei Baobian, our affiliates or business partners in the future.

If the acquirer of the parent of our minority partner in Tianwei Yingli or any affiliate of such acquirer engages in sanctioned activities inconsistent with the laws and policies of other countries, some of our shareholders may divest our shares and prospective investors may decide not to invest in our shares.

The United States and other countries maintain economic and other sanctions against several countries and persons engaged in specified activities, such as support of the proliferation of weapons of mass destruction and of terrorism. The parent company of Tianwei Baobian, which owns 25.99% in our principal operating subsidiary Tianwei Yingli, was recently acquired by China South. North China Industries Corporation, an affiliate of China South, has been designated by the U.S. State Department under the Iran Nonproliferation Act of 2000 as engaged in the transfer to Iran of equipment and technology having the potential to make a material contribution to the development of weapons of mass destruction. To the extent our affiliates resulted from such acquisition are involved in activities that, if performed by a U.S. person, would be illegal under U.S. sanctions, reputational issues relating to

Tianwei Yingli or us may arise. Investors in the United States may choose not to invest in, and to divest any investments in, issuers that are associated even indirectly with sanctioned activities.

We have no legal right to prevent Tianwei Baobian from entering into a competing business with us and if Tianwei Baobian chooses to do so, our business, prospects, financial condition and results of operations could be adversely affected.

Our joint venture contract with Tianwei Baobian and Tianwei Yingli’s articles of association does not impose non-competition restrictions upon Tianwei Baobian. Tianwei Baobian’s current principal business is the manufacture of large electricity transformers but Tianwei Baobian may enter into the PV business directly or through acquisitions of or strategic alliances with an entity that is engaged in PV business. If Tianwei Baobian chooses to further expand into the PV business, including the manufacture of polysilicon ingots and wafers, PV cells or PV modules, it may compete with us for both supply of polysilicon and customers and we may not have any legal right to prevent Tianwei Baobian from doing so. Because of Tianwei Baobian’s familiarity with and its ability to influence Tianwei Yingli’s business, competition from Tianwei Baobian could have a material adverse effect on our business, prospects, financial condition and results of operations.

The grant of employee share options and other share-based compensation could adversely affect our net income.

We adopted our 2006 stock incentive plan in December 2006. Our board of directors approved in April 2007 and our shareholders approved in May 2007 amendment No. 1 to the 2006 stock incentive plan to increase the number of ordinary shares we are authorized to issue under the 2006 stock incentive plan. Under the 2006 stock incentive plan, as amended, we may grant to our directors, employees and consultants up to 2,715,243 restricted shares and options to purchase up to 5,525,414 of our ordinary shares. As of December 31, 2007, we have granted to six executive officers, four employees and three independent directors options to purchase 1,426,629 ordinary shares in the aggregate and an aggregate of 2,606,060 restricted but unvested shares to DBS Trustee Limited, or the trustee, for the benefit of 69 directors, officers and employees (not including 15,000 restricted but unvested shares granted to the trustee for the benefit of a non-employee). See “Item 6.B. Compensation of Directors and Executive Officers — 2006 Stock Incentive Plan.” In accordance with the Financial Accounting Standards Board, or FASB, Statement No. 123 (Revised 2004), Share-Based Payment, or SFAS No. 123R, we account for compensation costs for all share-based awards including share options granted to our directors and employees using a fair-value based method, which may have a material and adverse effect on our reported earnings. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we reduce the scope of our stock incentive plan, we may not be able to attract and retain key personnel, as share options are an important tool to recruit and retain qualified and desirable employees.

Our results of operations are difficult to predict, and if we do not meet the market expectations, the price of our ADSs and the notes will likely decline.

Our results of operations are difficult to predict and have fluctuated from time to time in the past. We expect that our results of operations may continue to fluctuate from time to time in the future. It is possible that our results of operations in some reporting periods will be below market expectations. Our results of operations will be affected by a number of factors as set forth in “Item 5.A. Operating Results — Overview.” If our results of operations for a particular reporting period are lower than the market expectations for such reporting period, investors are likely to react negatively, and as a result, the price of our ADSs and the notes may materially decline.

Evaluating our business and prospects may be difficult because of our limited operating history.

There is limited historical information available about us upon which you can base your evaluation of our business and prospects. We started selling PV modules in January 2003 and have experienced a high growth rate since then. As a result, our historical results of operations may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not be able to achieve a similar growth rate in future periods and at higher volumes. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. You should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a rapidly growing market.

Our lack of patent protection inside and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.

We do not have, and have not applied for, any patents for our proprietary technologies whether inside or outside of China, and rely primarily on trade secret protections, employment agreements and third party confidentiality agreements to safeguard our intellectual property rights. Nevertheless, these measures provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or our other intellectual property rights, which could have a material adverse effect on our business, financial condition or results of operations. Policing the unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention as well as our other resources away from our business. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. An adverse determination in any such litigation could result in the loss of our intellectual property rights and may harm our business, prospects and reputation.

We have exported, and expect to continue to export, a substantial portion of our PV products outside China. Because we do not have, and have not applied for, any patents for our proprietary technologies outside of China, it is possible that others may independently develop substantially equivalent technologies or otherwise gain access to our proprietary technologies and obtain patents for such intellectual properties in other jurisdictions, including the countries to which we export our PV modules. If any third parties are successful in obtaining patents for technologies that are substantially equivalent to or the same as our proprietary technologies in any of our markets before we are and enforce their intellectual property rights against us, our ability to sell products containing the allegedly infringing intellectual property in those markets will be materially and adversely affected. If we are required to stop selling such allegedly infringing products, seek license and pay royalties for the relevant intellectual properties or redesign such products with non-infringing technologies, our business, results of operations and financial condition will be materially and adversely affected.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends, in large part, on our ability to use and develop technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to PV technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. The steps we take in our product development to ensure that we are not infringing the existing intellectual property rights of others, such as review of related patents and patent applications prior to our product developments, may not be adequate. While we are not currently aware of any action pending or threatened against us, we may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our PV modules or subject us to injunctions prohibiting the manufacture and sale of our PV modules or the use of our technologies. Protracted litigation could also cause our customers or potential customers to defer or limit their purchase or use of our PV modules until the resolution of such litigation.

Our business depends substantially on the continuing efforts of our executive officers and key technical personnel, and our ability to maintain a skilled labor force. Our business may be materially and adversely affected if we lose their services.

Our future success depends substantially on the continued services of our executive officers, especially Liansheng Miao, our chief executive officer, Xiangdong Wang, our vice president, Zhiheng Zhao, our vice president, Zongwei Li, our chief financial officer, Seok Jin Lee, our chief operating officer, Guoxiao Yao, our chief technology officer, Dr. Nabih Cherradi, our vice president and Stuart Branningan, our managing director of Europe. We do not maintain key man life insurance on any of our executive officers. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. In addition, if any of our executive officers join a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes were to arise between one of our executive officers and us, we cannot assure you of the extent to which such officer’s employment agreement could be enforced in China.

Furthermore, recruiting and retaining capable personnel, particularly experienced engineers and technicians familiar with our PV products manufacturing processes, is vital to maintaining the quality of our PV products and to continuously improving our production methods. There is substantial competition for qualified technical personnel, and we cannot assure you that we will be able to attract or retain qualified technical personnel. If we are unable to attract and retain qualified employees, key technical personnel and our executive officers, our business may be materially and adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under the U.S. federal securities laws. The Securities and Exchange Commission, or the SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must report on the effectiveness of the company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending December 31, 2008. Our management may conclude that our internal control over our financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may determine that our internal control over financial reporting is not effective. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

In connection with our preparation of the audited consolidated financial statements for the year ended December 31, 2007 included in this annual report, our independent auditors identified a significant control deficiency consisting of the lack of sufficient management review over the annual financial statement preparation process. We believe this significant deficiency is not a material weakness as described in Auditing Standard No. 5, An Audit of Internal Control Over Financial Reporting That Is Integrated with an Audit of Financial Statements, of the Public Company Accounting Oversight Board. In the past, we also had certain material weaknesses and significant deficiencies, which have since been remedied in the opinion of our management, other than the significant deficiency discussed above.

In order to remedy the material weaknesses and control deficiencies, we undertook and continue to undertake measures to improve our internal control over financial reporting. For example, we appointed a new chief financial officer and a new financial controller in the fourth quarter of 2006, both of whom have experience with and knowledge of U.S. GAAP. We utilize Protiviti, an outside consulting firm, to review our internal control processes, policies and procedures in order to assist us in identifying weaknesses in our internal control over financial reporting. In addition, in December 2007, we appointed a new internal control director with experience in Section 404 compliance. Further, we have provided and plan to provide further training to our financial and accounting staff to enhance their knowledge of U.S. GAAP. We also adopted and implemented policies and procedures, including an enterprise resource planning system, to strengthen our internal controls over financial reporting. We plan to continue to take additional steps, including adopting and implementing additional policies and procedures as necessary, to remedy the remaining identified control deficiency in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. If, however, we fail to timely achieve and maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs and the value of the notes. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Failure to manage our growth, or otherwise develop appropriate internal organizational structures, internal control environment and risk monitoring and management systems in line with our fast growth could result in a material adverse effect on our business, prospects, financial condition and results of operations.

Our business and operations have been expanding rapidly. Significant management resources must be expended to develop and implement appropriate structures for internal organization and information flow, an effective internal control environment and risk monitoring and management systems in line with our fast growth as well as to hire and integrate qualified employees into our organization. It is challenging for us to hire, integrate and retain qualified employees in key areas of operations, such as engineers and technicians who are familiar with the PV industry. In addition, disclosure and other ongoing obligations associated with being a public company further increase the challenges to our finance and accounting team. It is possible that our existing risk monitoring and management system, which recently underwent further development as a result of our fast growth and initial public offering, could prove to be inadequate. If we fail to appropriately develop and implement structures for internal organization and information flow, an effective internal control environment and a risk monitoring and management system, we may not be able to identify unfavorable business trends, administrative oversights or other risks that could materially and adversely affect our business, prospects, financial condition and results of operations.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity, potentially significant monetary damages and fines and supervision of our business operations.

The failure by us to control the use of, or to restrict adequately the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations. Our manufacturing processes generate noise, waste water, gaseous and other industrial wastes and are required to comply with national and local regulations regarding environmental protection. We believe we are currently in compliance with present environmental protection requirements and have all necessary environmental permits to conduct our business as it is presently conducted. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. If we fail to comply with any future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. See “Item 4.B. Business Overview — PRC Government Regulations — Environmental Regulations.”

The ordinary shares underlying our ADSs you purchased or receive upon the conversion of the notes could become redeemable by us without your approval.

The ordinary shares underlying the ADSs in our issued and outstanding share capital have not been issued and the ordinary shares receivable upon the conversion of the notes will not be issued on the express terms that they are redeemable. However, our board of directors may pass resolutions to allow us to redeem the ordinary shares from the holders and two-thirds of the votes cast by the holders of the ordinary shares may approve such variation of share rights. The minority shareholders will not be able to prevent their share rights being varied in such a way and their ordinary shares could become redeemable by us as a result.

We have adopted a shareholders rights plan, which, together with the other anti-takeover provisions of our articles of association, could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

On May 11, 2007, we adopted our third amended and restated articles of association, which became effective immediately upon completion of our initial public offering in June 2007. Our current articles of association contain provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. On October 17, 2007, our board of directors adopted a shareholders rights plan. Under this rights plan, one right was distributed with respect to each of our ordinary shares outstanding at the closing of business on October 26, 2007. These rights entitle the holders to purchase ordinary shares from us at half of the market price at the time of purchase in the event that a person or group obtains ownership of 15% or more of our ordinary shares (including by acquisition of the ADSs representing an ownership interest in the ordinary shares) or enters into an acquisition transaction without the approval of our board of directors.

This rights plan and the other anti-takeover provisions of our articles of association could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our existing authorized ordinary shares confer on the holders of our ordinary shares equal rights, privileges and restrictions. The shareholders have, by virtue of adoption of our third amended and restated articles of association, authorized the issuance of shares of par value of US$0.01 each without specifying any special rights, privileges and restrictions. Therefore, our board of directors may, without further action by our shareholders, issue our ordinary shares, or issue shares of such class and attach to such shares special rights, privileges or restrictions, which may be different from those associated with our ordinary shares. Preferred shares could also be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue ordinary shares or issue preferred shares, the price of our ADSs and the notes may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

A simple majority of the holders of our shares who vote at a general meeting may sub-divide any of our shares into shares of a smaller par value and may determine that, among the shares so sub-divided, some of such shares may have preferred or other rights or restrictions that are different from those applicable to other such shares.

Under our new articles of association, a simple majority of the holders of our shares who vote at a general meeting may sub-divide any of our shares into shares of a smaller par value than is fixed by our articles of association, subject to the Companies Law of the Cayman Islands, and may by such resolution determine that, among the shares so sub-divided, some of such shares may have preferred or other rights or restrictions that are different from those applicable to the other such shares resulting from the sub-division. Any sub-divided shares will be allocated on a pro-rated basis among the holders of our shares, and a two-thirds vote of any class of shares having special rights or restrictions as a result of such sub-division will be required to further vary the special rights or restrictions attached to such shares. The purpose of this provision is to give flexibility to the shareholders to vary the share capital by effecting a sub-division and alter the rights attaching to the sub-divided shares in order to facilitate transactions where shareholders provide benefits or contribute assets to the Company in consideration of an enhancement of the rights of their shares rather than an issue of new shares. However, as the minority shareholders will not be able to prevent the majority shareholders from effecting such sub-division and designation of special rights or restrictions, such rights of our majority shareholders may discourage investors making an investment in us, which may have a material adverse effect on the price of our ADSs and the notes.

The quorum for the general meeting of our shareholders is one-third of our issued voting shares. Accordingly, shareholder resolutions may be passed without the presence of the majority of our shareholders in person or by proxy.

The quorum required for the general meeting of our shareholders is two shareholders entitled to vote and present in person or by proxy or, if the shareholder is a corporation, by its duly authorized representative representing not less than one-third in nominal value of our total issued voting shares. Therefore, subject to obtaining the requisite approval from a majority of the shareholders so present, a shareholder resolution may be passed at our shareholder meetings without the presence of the majority of our shareholders present in person or by proxy. Such rights by the holders of the minority of our shares may discourage investors from making an investment in us, which may have a material adverse effect on the price of our ADSs and the notes.

If a poll is not demanded at our shareholder meetings, voting will be by show of hands and shares will not be proportionately represented.

Voting at any of our shareholder meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairperson of the meeting, or by at least three shareholders present in person or by proxy, or by any shareholder or shareholders present in person or by proxy holding at least 10% of the total voting rights of all shareholders having the right to vote at the meeting, or by a shareholder or shareholders present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on the shares conferring that right. If a poll is demanded, each shareholder present in person or by proxy will have one vote for each ordinary share registered in his name. If a poll is not demanded, voting will be by show of hands and each shareholder present in person or by proxy will have one vote regardless of the number of shares registered in his name. In the absence of a poll, shares will therefore not be proportionately represented.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Our business is based in China and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the level of government involvement;

•	the level of development;

• the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our products.

Any adverse change in the economic conditions or government policies in China could have a material adverse effect on the overall economic growth and the level of renewable energy investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We are incorporated in Cayman Islands and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to Sino-foreign equity joint venture companies and wholly foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

A new PRC rule on mergers and acquisitions may subject us to sanctions, fines and other penalties and affect our future business growth through acquisition of complementary business.

On August 8, 2006, six PRC government and regulatory authorities, including the PRC Ministry of Commerce, or the MOFCOM, and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors”, or the New M&A Rule, which became effective on September 8, 2006. The New M&A Rule, among other things, established procedures and requirements that could make merger and acquisition activities by foreign investors time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit the completion of such transactions, which could affect or ability to expand our business or maintain our market share.

Recent PRC regulations relating to overseas investment by PRC residents may restrict our overseas and cross-border investment activities and adversely affect the implementation of our strategy as well as our business and prospects.

In 2005, the SAFE issued a number of rules regarding offshore investments by PRC residents. The rule currently in effect, the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted Via Offshore Special Purpose Companies, known as SAFE Notice 75, was issued in October 2005 and the complementation procedures of such rules have been further clarified by Circular No. 106 issued by SAFE on May 29, 2007. SAFE Notice 75 requires PRC residents to register with and/or receive approvals from the SAFE in connection with certain offshore investment activities. Since we are a Cayman Islands company that is controlled by Yingli Power Holding Company Ltd., whose controlling shareholder is Mr. Liansheng Miao, our chairperson and chief executive officer and a PRC resident, Mr. Miao is subject to the registration requirements imposed by SAFE Notice 75.

Mr. Miao made the requisite SAFE registration with respect to his investment in Yingli Power Holding Company Ltd. and us in August 2006. After completion of our initial public offering in June 2007 and the secondary offering in December 2007, Mr. Miao submitted applications for additional amendment to his SAFE registration in connection with our initial public offering in June 2007 and the secondary offering in January 2008. We have requested our other beneficial owners who are PRC residents to make the necessary applications and filings in connection with our initial public offering and secondary offering as required under the SAFE Notice 75 and its implementing rules. However, we cannot assure you that all of our beneficial owners who are PRC residents will comply with our request to apply for or obtain any registrations or approvals required under these or other regulations or legislation.

If Mr. Miao or any of our other beneficial owners who are PRC residents fails to comply with the registration procedures set forth in SAFE Notice 75, Mr. Miao or such beneficial owner who is a PRC resident could be subject to fines and legal penalties and Tianwei Yingli could face restrictions on its foreign currency exchange activities, including the payment of dividends and other distributions to its equity interest holders and Tianwei Yingli’s ability to receive capital from us. Any of these events could materially and adversely affect our results of operations, acquisition opportunities, financing alternatives and our ability to pay dividends to our shareholders.

See “Item 4.B. Business Overview — PRC Government Regulations — Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions.”

A newly enacted PRC tax law could increase the enterprise income tax rate applicable to our principal subsidiaries in China, which could have a material adverse effect on our results of operations.

On March 16, 2007, the National People’s Congress passed the new Enterprise Income Tax Law, or the EIT Law, which adopts a uniform income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The EIT Law became effective on January 1, 2008. The EIT Law provides a five-year transition period from its effective date for enterprises established before the promulgation date of the EIT Law which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. Furthermore, under the EIT Law, entities that qualify as “high and new technology enterprises” are entitled to the preferential EIT rate of 15%. The Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises on April 14, 2008, or the Hi-tech Enterprises Recognition Regulations. Tianwei Yingli will apply for the recognition of “high and new technology enterprise” in accordance with the new regulations. On December 26, 2007, the PRC government issued detailed implementation rules regarding applicable tax rates during the transition period under the EIT Law, which became effective upon issuance. Under the EIT Law and its implementation rules, enterprises that were established and already enjoyed certain preferential tax treatments before March 16, 2007 will continue to enjoy such preferential tax treatments, and (i) in the case of preferential tax rates, for a period of five years from January 1, 2008, during which period the income tax rate will gradually increase from 15% to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term. However, it remains uncertain how the newly enacted EIT Law and its implementation rules will be enforced. According to the Notice on Prepayment of Enterprise Income Tax issued by the State Administration of Taxation, the gradually increased income tax rate during the transition period may not be applicable to “high and new technology enterprises.” “High and new technology enterprises” as certified under previous tax regulations will be subject to a 25% income tax since 2008 if they fail to qualify as “high and new technology enterprises” under the EIT Law and its implementation rules.

If Tianwei Yingli, Yingli China and Yingli Beijing fail to qualify as a “high and new technology enterprise” under the EIT Law and its implementation rules, and therefore is not entitled to a preferential tax rate of 15%, our results of operations and financial condition would be materially and adversely affected.

Dividends we receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.

The newly enacted EIT Law provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises”, to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends paid to us by our subsidiaries in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiaries, it will materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the new EIT Law to a PRC resident recipient.

Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.

Under the EIT Law and implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

We rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, including Tianwei Yingli, Yingli China and Yingli Beijing, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations.

We are a holding company, and we rely principally on dividends and other distributions on equity paid by our principal operating subsidiaries, including Tianwei Yingli, Yingli China and Yingli Beijing, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If Tianwei Yingli, Yingli China or Yingli Beijing incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

As entities established in China, Tianwei Yingli, Yingli China and Yingli Beijing are subject to certain limitations with respect to dividend payments. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Following its conversion into a Sino-foreign equity joint venture, Tianwei Yingli is also required to set aside each year a percentage, as decided by its board of directors, of its after-tax profits based on PRC accounting standards to its reserve fund, enterprise development fund and employee bonus and welfare fund. As of December 31, 2007, such restricted reserves of Tianwei Yingli amounted to RMB 74.8 million (US$10.2 million) and our accumulated profits that were unrestricted and were available for distribution amounted to RMB 865.5 million (US$118.7 million). Yingli China and Yingli Beijing are also required to allocate a portion of its after-tax profits to its reserve fund and employee bonus and welfare fund. These reserve funds may not be distributed as cash dividends. In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Limitations on the ability of Tianwei Yingli, Yingli China or Yingli Beijing to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. Accordingly, if for any of the above or other reasons, we do not receive dividends from Tianwei Yingli, Yingli China or Yingli Beijing, our liquidity, financial condition and ability to make dividend distributions to our shareholders will be materially and adversely affected.

In addition, under the EIT Law and the implementation rules issued by the State Council, dividends from our PRC subsidiaries to us will be subject to a withholding tax rate of 10%, unless we are deemed to be a PRC “resident enterprise.” See “— We may be deemed a PRC resident enterprise under the EIT Law and be subject to PRC taxation on our worldwide income.”

Fluctuation in the value of the Renminbi may have a material adverse effect on your Investment.

The change in the value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, in a reversal of a long-standing policy, the PRC government announced that Renminbi would be permitted to fluctuate within a narrow and managed band against a basket of specified foreign currencies. Since this announcement, the Renminbi has appreciated against the U.S. dollar by approximately 14%. While international reactions to the Renminbi revaluation have generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible foreign currency policy, which could result in further and more significant appreciation of the Renminbi against the U.S. dollar. In addition, as we rely entirely on dividends paid to us by Tianwei Yingli, Yingli China and Yingli Beijing, any significant foreign currency exchange rate fluctuations of the Renminbi may have a material adverse effect on our reported revenues and financial condition as well as the value of, and any dividends payable on, our ADSs in foreign currency. In addition, to the extent Tianwei Yingli, Yingli China or Yingli Beijing needs to convert U.S. dollars it has received from us in the form of capital contribution or shareholder loan from us into Renminbi for its operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount it receives from the conversion. Conversely, if Tianwei Yingli, Yingli China or Yingli Beijing decides to convert Renminbi into U.S. dollars for the purpose of making dividend payments on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount it distributes to us.

Restrictions on currency exchange may limit our ability to receive dividends from Tianwei Yingli, Yingli China and Yingli Beijing and their ability to obtain overseas financing.

Tianwei Yingli, Yingli China and Yingli Beijing may convert a portion of Renminbi held by it into foreign currencies to meet its foreign currency obligations, including, among others, payments of dividends declared, if any, in respect of our ordinary shares. Under China’s existing foreign exchange regulations, Tianwei Yingli, Yingli China and Yingli Beijing are able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or the SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions, including payment of dividends.

Foreign exchange transactions for capital account items, such as direct equity investments, loans and repatriation of investments, by Tianwei Yingli, Yingli China and Yingli Beijing continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including the SAFE. In particular, if Tianwei Yingli, Yingli China and Yingli Beijing borrows foreign currency-denominated loans from us or other foreign lenders, these loans must be registered with the local offices of the SAFE. These limitations could affect their ability to obtain additional equity or debt funding that is denominated in foreign currencies.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from making additional capital contributions or loans to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to Tianwei Yingli, Yingli China or Yingli Beijing, our PRC subsidiaries, including from the proceeds of our equity or debt offering, are subject to PRC regulations. For example, any of our loans to our PRC subsidiaries cannot exceed the difference between the total amount of investment our PRC subsidiaries are approved to make under relevant PRC laws and the respective registered capital of our PRC subsidiaries, and must be registered with the local branch of the SAFE as a procedural matter. In addition, our capital contributions to our PRC subsidiaries must be approved by MOFCOM or its local counterpart. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our PRC subsidiaries or to fund their operations may be negatively affected, which could adversely affect their liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

In addition, our capital contributions and, in limited circumstances, loans, to Tianwei Yingli are also subject to approvals by Tianwei Baobian, the holder of the minority equity interest in Tianwei Yingli. See “Item 4.A. History and Development of the Company — Joint Venture Contract — Increase or Reduction of Tianwei Yingli’s Registered Capital.”

All employee participants in our existing stock option plans who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participating in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule. It is not clear whether the Stock Option Rule covers any type of equity compensation plans or incentive plans which provide for the grant of ordinary share options or authorize the grant of restricted share awards. For any plans which are so covered and are adopted by an overseas listed company, the Stock Option Rule requires the employee participants who are PRC citizens to register with SAFE or its local branch within ten days of the beginning of each quarter. In addition, the Stock Option Rule also requires the employee participants who are PRC citizens to follow a series of requirements on making necessary applications for foreign exchange purchase quota, opening special bank account and filings with SAFE or its local branch before they exercise their stock option.

The Stock Option Rule has not yet been made publicly available or formally promulgated by SAFE, but SAFE has begun enforcing its provisions. Nonetheless, it is not predictable whether it will continue to enforce this rule or adopt additional or different requirements with respect to equity compensation plans or incentive plans.

We have contacted the Baoding branch of SAFE and attempted to submit documents prepared for their registration. The officials at the local SAFE branch in Baoding acknowledged receipt of such documents but refused to indicate whether they would effect the registration under the Stock Option Rule. We are seeking further guidance from the relevant government authorities and will promptly take all steps to comply with their requirements when they become available. To date, we have not received any notice from SAFE or its local branch in Baoding regarding any legal sanctions to us or our employees. If it is determined that our employee stock option plan is subject to the Stock Option Rule, failure to comply with such provisions may subject us and the participants of our employee stock option plan who are PRC citizens to fines and legal sanctions and prevent us from further granting options under our employee stock option plan to our employees, which could adversely affect our business operations.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of avian flu, Severe Acute Respiratory Syndrome, or SARS, or another epidemic or outbreak in China or elsewhere in the world. China reported a number of cases of SARS in April 2003. Since 2004, there have been reports on the occurrences of avian flu in various parts of China, including several confirmed human cases. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China or other key markets of us may have a material adverse effect on our business operations. These could affect our ability to travel or export our products outside of China or import raw materials, as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business and operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Related to Our ADSs

The market price for our ADSs has been volatile.

The market price for our ADSs has been and will continue to be highly volatile. Since our ADSs became listed on the NYSE on June 8, 2007, the closing prices of our ADSs have ranged from US$10.50 to US$41.40 per ADS, and the last reported trading price on April 25, 2008 was US$22.59 per ADS. The price of our ADSs may continue to fluctuate in response to factors including the following:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial projections or estimates about our financial or operational performance by securities research analysts;

•	changes in the economic performance or market valuations of other PV technology companies;

•	addition or departure of our executive officers and key research personnel;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market in the future, or the perception that these sales could occur, could cause the market price of our ADSs to decline. We currently have 126,923,609 ordinary shares outstanding, including 35,940,000 ordinary shares represented by ADSs. All ADSs sold in our initial public offering and the secondary offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. All of the remaining ordinary shares outstanding are, subject to the applicable requirements of Rule 144 under the Securities Act, available for sale.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. As a holder of ADSs, you will not be treated as one of our shareholders and you will not have shareholder rights. Instead, the depositary will be treated as the holder of the shares underlying your ADSs. However, you may exercise some of the shareholders’ rights through the depositary, and you will have the right to withdraw the shares underlying your ADSs from the deposit facility.

Under our current articles of association, the minimum notice period required to convene a general meeting will be ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We plan to make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•	we have failed to provide the depositary with the notice of meeting and related voting materials at least 30 days prior to the date of such shareholders’ meeting;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•	a matter to be voted on at the meeting would have a material adverse effect on shareholders; or

•	voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for our ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts are made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, ordinary shares, rights or anything else to holders of our ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

As a holder of our ADSs, your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, as a holder of our ADSs, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, you may have less protection for your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands have a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands.

As a result of all of the above, shareholders of a Cayman Islands company may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a company incorporated in a jurisdiction in the United States. For example, contrary to the general practice in most corporations incorporated in the United States, Cayman Islands law does not require that shareholders approve sales of all or substantially all of a company’s assets. The limitations described above will also apply to the depositary who is treated as the holder of the shares underlying your ADSs.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

We have incurred and will continue to incur increased costs as a result of being a public company.

As a public company, we have incurred and will continue to incur a significantly higher level of legal, accounting and other expenses than we did as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the NYSE, requires changes in corporate governance practices of public companies. We expect these rules and regulations will continue to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

Item 4.	Information on the Company

A.	History and Development of the Company

History

Our predecessor and current principal operating subsidiary, Tianwei Yingli, was established as a PRC limited liability company in August 1998. The initial holders of equity interests in Tianwei Yingli included Baoding Yingli Group Co., Ltd., or Yingli Group, and Baoding Gaoxin District Development Co., Ltd., a PRC company engaged in project investment and development in the national high-tech zone in the Baoding area which is wholly owned by the Management Committee of Baoding Gaoxin District, a local government agency. Mr. Liansheng Miao is the founder of Yingli Group and currently holds 100% equity interest in Yingli Group. Through a series of equity transfers among holders of Tianwei Yingli’s equity interests and additional equity contributions into Tianwei Yingli from 1998 to 2005, Tianwei Baobian and Yingli Group became the only two holders of equity interests in Tianwei Yingli as of December 9, 2005 and since then held 51% and 49% equity interest in Tianwei Yingli, respectively, until the restructuring described below.

In 2002, Tianwei Yingli established Chengdu Yingli in Chengdu, Sichuan, China, together with unrelated parties, with Tianwei Yingli initially holding a 55% equity interest in Chengdu Yingli. Chengdu Yingli sells and installs PV systems. In May 2004, Tianwei Yingli acquired an additional 9% equity interest and increased its equity interest in Chengdu Yingli to 64%. In July 2007, we acquired the remaining 36% equity interest and increased our equity interest in Chengdu Yingli to 100%. In 2004, Tianwei Yingli acquired a 10% equity interest in Tibetan Yingli. Tibetan Yingli sells and installs PV systems. In September 2005, Tianwei Yingli acquired an additional 40% of the equity interest in Tibetan Yingli and increased its equity interest in Tibetan Yingli to 50%. In July 2007, we acquired a 30% equity interest in Dongfa Tianying for RMB 3.0 million. Dongfa Tianying manufactures and sells tempered glass and accessories. In August 2007, we established Yingli Green Energy (International) Holding Company Limited, or Yingli International, a British Virgin Islands company limited by shares as our wholly-owned subsidiary. Yingli International is primarily engaged in the sales and marketing of PV products and relevant accessories and investment in renewable energy projects. In October 2007, we established Yingli Energy (China) Company Ltd., or Yingli China, a PRC limited liability company, as our indirectly wholly-owned subsidiary. Yingli China is primarily engaged in the research, manufacturing, sale and installation of renewable energy products. In

November 2007, we established Yingli Green Energy Europe GmbH, or Yingli Europe, a German limited liability company, as our indirectly wholly-owned subsidiary. Yingli Europe is primarily engaged in the sale and marketing of PV products and relevant accessories in Europe. In November 2007, we also established Yingli Energy (Beijing) Co., Ltd., or Yingli Beijing, a PRC limited liability company, with Yingli International holding 90% equity interest in Yingli Beijing. Yingli Beijing is primarily engaged in the sale and manufacture of PV modules and PV systems. In December 2007, we established Yingli Green Energy Greece Sales GmbH, or Yingli Greece, a German limited liability company, with Yingli International holding 60% equity interest in Yingli Greece. Yingli Greece is primarily engaged in the production, sale and marketing of PV products and relevant products in Greece, Cyprus, the Balkans and the Middle East.

Our principal executive offices are located at No. 3055 Middle Fuxing Road, Baoding, Hebei Province, People’s Republic of China. Our telephone number at this address is (86 312) 3100-500 and our fax number is (86 312) 3151-881. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, New York, New York 10017. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.yinglisolar.com. The information contained on our website is not part of this annual report.

Restructuring

Yingli Green Energy was incorporated on August 7, 2006 in the Cayman Islands as part of a restructuring of the equity interest in Tianwei Yingli to facilitate investments by foreign financial investors in Tianwei Yingli and the listing of our shares on an overseas stock market to achieve such investors’ investment goal and exit and liquidity strategies. This restructuring involved the following transactions:

•	On June 7, 2006, Yingli Power was established in the British Virgin Islands by its sole shareholder, Mr. Liansheng Miao;

•	On August 7, 2006, in connection with the incorporation of Yingli Green Energy, Yingli Power subscribed for 50 million of our ordinary shares at par value of US$0.01 per share and became our sole shareholder. On September 25, 2006, Yingli Power subscribed for an additional 9.8 million of our ordinary shares for a consideration of US$100,000;

•	On August 9, 2006, Yingli Group and Tianwei Baobian made additional equity contributions to Tianwei Yingli, as a result of which, (i) the registered capital of Tianwei Yingli was increased from RMB 75 million to RMB 100 million; (ii) Yingli Group increased its equity interest in Tianwei Yingli from 49% to 51%; and (iii) the equity interest of Tianwei Baobian in Tianwei Yingli was correspondingly decreased from 51% to 49%;

•	On August 25, 2006, we entered into a Sino-foreign equity joint venture company contract with Tianwei Baobian under which we granted to Tianwei Baobian a right to subscribe for newly issued ordinary shares of us in exchange for all but not part of Tianwei Baobian’s equity interest in Tianwei Yingli. Tianwei Baobian may exercise this subscription right only after certain conditions (as described below) are satisfied; and

•	On September 5, 2006, Yingli Group transferred all of its 51% equity interest in Tianwei Yingli to us in a transaction between entities under common control for cash consideration of approximately RMB 134.6 million (US$17 million as translated at the applicable rate at the historical transaction date). As a result of such transfer, Tianwei Yingli became our subsidiary. For financial statements reporting purposes, Tianwei Yingli is deemed to be our predecessor.

Private Equity Investments and Other Financings Following the Restructuring

•	On September 28, 2006, we issued to Inspiration Partners Limited 8,081,081 Series A preferred shares for an aggregate purchase price of approximately US$17.0 million. On the same date, we also issued to TB Management Ltd., an affiliate of Inspiration Partners Limited, a warrant to purchase 678,811 of our ordinary shares at an exercise price of US$2.10 per share, which has since been transferred to its affiliate, Fairdeal Development Ltd., and which was exercised on May 23, 2007. All outstanding Series A preferred shares held by Inspiration Partners Limited were automatically convertible into our ordinary shares upon the completion of our initial public offering at a conversion ratio of one-to-one, subject to certain anti-dilution provisions. The proceeds from the issuance and sale of the Series A preferred shares were used to finance the transfer to us of the 51% equity interest in Tianwei Yingli held by Yingli Group. Upon the completion of our initial public offering, all of our Series A preferred shares were converted into our ordinary shares on a one-for-one basis.

•	On November 13, 2006, we issued interest-bearing mandatory redeemable bonds and mandatory convertible bonds to Yingli Power in the aggregate principal amount of US$85 million and at an issue price equal to 98.75% of such aggregate principal amount. The mandatory redeemable bonds in the principal amount of US$38 million were required to be redeemed at their principal amount upon the completion of our initial public offering. The mandatory convertible bonds in the principal amount of US$47 million were automatically convertible into our equity interest at an aggregate value equal to the value of a 3.73% effective equity interest in Tianwei Yingli at the time of the conversion upon the completion of our initial public offering. The net proceeds from these bonds were used (i) up to US$62 million, to increase our equity interest in Tianwei Yingli from 53.98% to 62.13% (which event occurred on December 18, 2006), (ii) up to US$17 million, to further increase our equity interest in Tianwei Yingli, (iii) US$4.5 million to be held in a restricted account to be used to service the first three interest payments falling due under these bonds and (iv) the remaining proceeds for general corporate purpose and working capital. Upon the completion of our initial public offering in June 2007, we redeemed the mandatory redeemable bonds and issued 5,340,088 of our ordinary shares to Yingli Power upon conversion of the mandatory convertible bonds.

In connection with the issuance of these bonds, on November 13, 2006, our controlling shareholder, Yingli Power, issued to Deutsche Bank AG, Singapore Branch, floating rate notes in the aggregate principal amount of US$85 million and at an issue price equal to 98.75% of such aggregate principal amount. The floating rate notes consisted of US$55 million mandatory redeemable notes and US$30 million mandatory exchangeable notes exchangeable into equity interests in us at an aggregate value substantially equal to the value of a 3.73% equity interest in Tianwei Yingli at the time of the exchange upon the completion of our initial public offering, the terms of which (other than the allocation of the principal amounts between the redeemable and convertible or exchangeable portions) were substantially similar to the terms of the mandatory redeemable bonds and the mandatory convertible bonds issued by us to Yingli Power. Yingli Power used the proceeds from the issuance of the floating rate notes to subscribe for the mandatory redeemable bonds and the mandatory convertible bonds issued by us. Yingli Power pledged to Deutsche Bank AG, Singapore Branch all of its then existing equity interest in us and its other tangible and intangible asset as collateral for its obligations under these floating rate notes. Upon the completion of our initial public offering in June 2007, Yingli Power redeemed the mandatory redeemable notes and delivered 4,612,816 of our ordinary shares to Deutsche Bank AG, Singapore Branch, and several underlying investors of these notes upon exchange of the mandatory exchangeable notes.

•	On October 10, 2006, we amended the joint venture contract with Tianwei Baobian to make an equity contribution of US$17 million to Tianwei Yingli. The equity contribution was consummated on November 20, 2006, which increased our equity interest in Tianwei Yingli to 53.98% from 51%. This equity contribution was funded with advance payments in an aggregate amount of US$17 million from three of our Series B preferred shareholders described below.

•	On November 13, 2006, we further amended the joint venture contract with Tianwei Baobian to make an additional equity contribution of US$62 million to Tianwei Yingli. The equity contribution was consummated on December 18, 2006 and was funded with proceeds from the issuance of the mandatory convertible bonds and the mandatory redeemable bonds. This equity contribution increased our equity interest in Tianwei Yingli to 62.13% from 53.98%.

•	During the period from December 20, 2006 through January 13, 2007, we issued to Baytree Investments (Mauritius) Pte Ltd, or Baytree Investments, an affiliate of Temasek Holdings (Private) Limited, and 13 other investors, including J.P. Morgan Securities Ltd., a total of 24,405,377 Series B preferred shares for an aggregate purchase price of US$118 million, or at US$4.835 per share. Upon our initial public offering, all of our Series B preferred shares were converted into our ordinary shares on a one-for-one basis.

•	On December 18, 2006, we further amended the joint venture contract with Tianwei Baobian for us to make an additional equity contribution of US$118 million to Tianwei Yingli. The equity contribution was consummated on June 20, 2007 and was funded with proceeds from the Series B and the other financings. This equity contribution increased our equity interest in Tianwei Yingli to 70.11% from 62.13%.

•	On September 28, 2007, we further amended the joint venture contract with Tianwei Baobian to make an additional equity contribution of the U.S. dollar equivalent of RMB 1,750.84 million to Tianwei Yingli, increasing Tianwei Yingli’s registered capital from RMB 1,624.38 million to RMB 3,375.22 million. The equity contribution was consummated on March 14, 2008 and was funded with part of the proceeds from our initial public offering. This equity contribution increased our equity interest in Tianwei Yingli to 74.01% from 70.11%.

•	In connection with a convertible loan to Tianwei Yingli from China Foreign Economic and Trade & Investment Co., Ltd., or FOTIC, a trust and investment company established in China, FOTIC acted as a nominee for certain third-party individuals. This convertible loan was made on May 17, 2006. Under a repayment and termination agreement dated December 29, 2006 among Tianwei Yingli, FOTIC, China Sunshine Investment Co., Ltd., or China Sunshine, a British Virgin Islands investment holding company, and us, Tianwei Yingli repaid the convertible loan in the principal amount of RMB 85,635,000 plus accrued interest of RMB 4,281,750 on December 29, 2006. As a condition of repayment, under the repayment and termination agreement, we issued on December 29, 2006 to China Sunshine a warrant to purchase 2,068,252 of our ordinary shares at an exercise price of US$4.835 per share. On February 2, 2007, China Sunshine fully exercised this warrant at an exercise price per share of US$4.835 and purchased 2,068,252 of our ordinary shares.

Our Initial Public Offering

On June 13, 2007, we completed our initial public offering, in which we offered and sold 26,550,000 ordinary shares in the form of ADSs, raising US$274,527,000 in proceeds before expenses to us, and Yingli Power sold 2,450,000 ordinary shares in the form of ADSs. Upon the exercise of the underwriters’ option to purchase additional ADSs, certain of our Series A and Series B shareholders sold an aggregate of 500,000 ordinary shares in the form of ADSs.

Our Convertible Note Offering and Secondary Offering

In December 2007, we completed our convertible note offering and secondary offering, in which we offered and sold an aggregate principal amount of US$172.5 million zero coupon convertible senior notes due 2012 and raised an aggregate of US$168,187,500 in proceeds, before expenses, and several of our shareholders sold an aggregate of 6,440,000 ordinary shares in the form of ADSs.

Joint Venture Contract

Tianwei Baobian was established under the PRC law in September 1999 and its common shares have been listed on the Shanghai Stock Exchange since January 2001. The principal business of Tianwei Baobian is the manufacture of large electricity transformers. The controlling shareholder of Tianwei Baobian is Baoding Tianwei Group Co., Ltd., or Tianwei Group, a wholly state-owned limited liability company established in the PRC in January 1991. The controlling person of Tianwei Group is China South. Tianwei Baobian became a shareholder of Tianwei Yingli in April 2002.

We entered into a joint venture contract with Tianwei Baobian on August 25, 2006 and amended the joint venture contract on October 10, 2006, November 13, 2006, December 18, 2006 and September 28, 2007, respectively. The joint venture contract is governed by PRC law and sets forth the respective rights and obligations of us and Tianwei Baobian relating to Tianwei Yingli.

The major provisions of this joint venture contract include the following:

Tianwei Yingli’s Management Structure

Board of Directors

The board of directors of Tianwei Yingli, or the board, is its highest authority and has the power to decide all matters important to Tianwei Yingli.

The board consists of nine directors, six of whom are appointed by us and three of whom are appointed by Tianwei Baobian. Each director is appointed for a term of three years and may serve consecutive terms if re-appointed by the party which originally appointed such director. Each director may be removed by its appointing party, at any time, with or without cause and may be replaced by a nominee appointed by such party before the expiration of such director’s term of office.

The chairperson of the board is the legal representative of Tianwei Yingli. The chairperson has the right to vote as any other director and does not have a casting vote. Tianwei Baobian is entitled to appoint a director to serve as the chairperson of the board and we are entitled to appoint a director to serve as the vice chairperson of the board.

A unanimous approval of all directors present in person or by proxy at the meeting of the board or, in the event of a written resolution, a unanimous approval of all directors, is required for resolutions involving the following matters:

•	amendment to the articles of association of Tianwei Yingli;

•	merger of Tianwei Yingli with another entity;

•	division of Tianwei Yingli;

•	termination or dissolution of Tianwei Yingli; and

•	increase, reduction or transfer of the registered capital of Tianwei Yingli.

Resolutions of the board involving any other matters may be adopted by the affirmative vote of a simple majority of all directors present in person or by proxy at a meeting of the board.

The board is required to meet at least once each quarter. In addition to the regular meetings, the board may hold interim meetings. Each director has one vote at a meeting of the board. Board meetings are convened and presided over by the chairperson or, in his or her absence, by the vice chairperson or, in the absence of the vice chairperson, by a director elected by the majority of the directors. The board may adopt written resolutions in lieu of a board meeting, as long as the resolutions to be adopted are delivered to all directors and affirmatively signed and adopted by each director. The board members are required to act in accordance with board resolutions and may not do anything to jeopardize the interests of Tianwei Yingli.

A quorum for a meeting of the board is two thirds of the board members present, in person (including through telephone or video conference) or by proxy. If a meeting has been duly called and a quorum in person or by proxy is not present, no resolutions made at the meeting will be valid, and the director presiding over this meeting is required to postpone the meeting for no more than seven working days and send written notice of postponement to all directors. Any director who fails to attend the postponed meeting in person or by proxy will be deemed to be present at the meeting and be counted in the quorum, but such director will be deemed to have waived his or her voting rights.

Supervisors

Tianwei Yingli is required to have two supervisors. Tianwei Baobian and we each appoint one supervisor. Each supervisor is appointed for a term of three years and may serve consecutive terms if re-appointed by the party which originally appointed such supervisor. The supervisors may attend board meetings as non-voting members and make inquiries and suggestions as to matters submitted to board meetings for resolution. The major duties and powers of the supervisors are as follows:

•	inspect financial affairs of Tianwei Yingli;

•	monitor acts of directors and senior managers in the performance of their duties to Tianwei Yingli, and propose removal of directors or senior managers who have violated any laws, regulations, the articles of association of Tianwei Yingli or any board resolutions;

•	demand directors and senior managers to correct any of their act that harms Tianwei Yingli’s interests; and

•	propose interim meetings of the board.

Senior Management

Tianwei Yingli is required to have one chief executive officer and one chief financial officer. We nominate the chief executive officer for appointment by the board. The chief executive officer serves a term of three years and may serve consecutive terms if re-nominated by us and re-appointed by the board. The chief executive officer has overall responsibilities for the daily operation and management of Tianwei Yingli and reports directly to the board. The chief executive officer nominates the chief financial officer for appointment by the board. The chief financial officer is responsible for financial matters of Tianwei Yingli and reports to the chief executive officer.

Subscription Right

Under the joint venture contract, we granted to Tianwei Baobian a right to subscribe for ordinary shares newly issued by us in exchange for all but not part of Tianwei Baobian’s equity interest in Tianwei Yingli. Tianwei Baobian may exercise the subscription right if, and only if, the following conditions are satisfied:

•	we have completed our initial public offering;

•	ADSs representing our ordinary shares are listed on a qualified securities exchange, which is defined under the joint venture contract to include, among others, the NYSE; and

•	Tianwei Baobian obtains all necessary approvals from relevant PRC government authorities for acquiring our ordinary shares as a result of exercising the subscription right.

Subject to applicable laws in the PRC, the Cayman Islands, any jurisdiction in which our ADSs are listed and any jurisdiction in which a qualified securities exchange, including the NYSE, is located and further subject to the listing rules of such exchange, Tianwei Baobian may exercise the subscription right by sending a written notice to us within one month following the first date on which all conditions listed above are satisfied, accompanied by copies of related approvals and opinion of counsel.

Prior to exercising its subscription right, Tianwei Baobian is required to retain an asset valuation firm reasonably acceptable to us to obtain a valuation of Tianwei Baobian’s equity interest in Tianwei Yingli in accordance with internationally accepted valuation methods and relevant PRC laws and regulations. The valuation report will need to be acknowledged by both Tianwei Baobian and us. Under relevant PRC laws and regulations, the value of Tianwei Baobian’s equity interest in Tianwei Yingli agreed by Tianwei Baobian and us for the purpose of Tianwei Baobian’s exercise of the subscription right shall not be lower than 90% of the value of such equity interest as indicated in the valuation report.

The number of our new ordinary shares that we are obligated to issue to Tianwei Baobian upon its exercise of the subscription right will be calculated according to the following formula:

(1)	Tianwei Baobian and we have agreed that the effective equity interest percentage in Tianwei Yingli indirectly held by Tianwei Baobian by way of its ownership of the equity interest in us following its exercise of the subscription right must be equal to the equity interest percentage in Tianwei Yingli directly held by Tianwei Baobian immediately prior to the exercise of the subscription right.

If Tianwei Baobian is unable to exercise the subscription right within a 300-day period from the date of the completion of our initial public offering and listing of our ADSs on a qualified securities exchange, Tianwei Baobian may request us to make best efforts to purchase from Tianwei Baobian all but not part of its equity interest in Tianwei Yingli. Upon such request by Tianwei Baobian, we will undertake to use our best efforts to assist Tianwei Baobian in completing the transfer of such equity interest held by Tianwei Baobian. The manner and the price at which Tianwei Baobian sells its equity interest in Tianwei Yingli will be decided by mutual agreement between Tianwei Baobian and us based on the fair market value of its and our equity interest in Tianwei Yingli, respectively, and in accordance with relevant PRC laws and regulations.

Tianwei Yingli’s Registered Capital

Tianwei Yingli currently has a registered capital of RMB 3,375.22 million, of which we contributed RMB 1,750.84 million, currently representing 74.01% of Tianwei Yingli’s equity interest, and Tianwei Baobian contributed RMB 49.0 million, currently representing the remaining 25.99% of Tianwei Yingli’s interest. The registered capital of a company refers to the total amount of the capital subscribed by the equity interest holders of such company, as registered with relevant authorities. A shareholder of a company is entitled to the rights to and interests in such company in proportion to the fully paid amount of the registered capital of such company for which such shareholder subscribes or as otherwise agreed among the shareholders of such company. Such rights and interests include the rights to nominate directors to the board and receive dividends in proportion to the fully paid amount of the registered capital subscribed by such equity interest holders or as otherwise agreed among such equity interest holders. Under the PRC law, the rights and interests of a shareholder to a limited liability company are generally referred to as “equity interest.”

Increase or Reduction of Tianwei Yingli’s Registered Capital

Approval by the Board and the Relevant PRC Authority

Any increase or reduction of Tianwei Yingli’s registered capital is subject to unanimous approval of all directors present in person or by proxy at a meeting of the board or, in the event of a written resolution, the unanimous approval of all directors, as well as approval of the relevant PRC authority.

Preemptive Right

If the board resolves to increase Tianwei Yingli’s registered capital, both Tianwei Baobian and we have the preemptive right to make additional contributions to the registered capital in proportion to its and our respective equity interests in Tianwei Yingli as of the date of the board’s resolution. If Tianwei Baobian and we choose to make such additional contributions, we are obligated to pay in full our respective additional contributions within 30 days after the relevant PRC authority approves the increase of Tianwei Yingli’s registered capital.

If a party notifies the board in writing of its decision not to make all or part of the additional contribution that it is entitled to make, or fails to pay in full its additional contribution within 30 days after the approval by the relevant PRC authority (such party being the non-contributing party), the other party has the right, but not the obligation, to make an additional contribution to the extent that the first party fails or elects not to contribute (such other party, if it so contributes, being the contributing party). In this event, the board will retain an independent asset valuation firm to obtain a valuation of Tianwei Yingli in accordance with internationally accepted valuation methods and relevant PRC laws and regulations. If the non-contributing party does not make any additional contribution to Tianwei Yingli’s registered capital while the contributing party does, the contributing party’s shareholding percentage in Tianwei Yingli immediately after its contribution will be calculated as follows:

(1)	Fair market value means the expected value of Tianwei Yingli immediately following the contribution by the contributing party to Tianwei Yingli’s registered capital.

Our Additional Contribution to Tianwei Yingli’s Registered Capital with Proceeds from our Public Offering or Private Placements

Notwithstanding the above, if we intend to use proceeds from our public offering or any private placement transaction to make additional contributions to Tianwei Yingli’s registered capital, Tianwei Baobian must cause all directors appointed by Tianwei Baobian to vote in favor of an increase of Tianwei Yingli’s registered capital, and to take all actions necessary to obtain the approval of the relevant PRC authority. In such event, the board shall retain an independent asset valuation firm to obtain a valuation of Tianwei Yingli in accordance with internationally accepted valuation methods and relevant PRC laws and regulations. The percentage of our equity interest in Tianwei Yingli immediately after we make an additional contribution to Tianwei Yingli’s registered capital with proceeds of our public offering or any private placement transaction will be calculated as follows:

(1)	Fair market value means the expected value of Tianwei Yingli immediately following our contribution to Tianwei Yingli’s registered capital with proceeds from our public offering or from a private placement transaction, as the case may be. After our additional contribution as described above, Tianwei Baobian’s equity interest in Tianwei Yingli will be diluted in the same proportion as our equity interest in Tianwei Yingli immediately prior to such additional contribution.

Transfer of Equity Interests in Tianwei Yingli

All or part of the equity interests in Tianwei Yingli held by Tianwei Baobian and us may be transferred to third parties subject to the provisions described below.

Right of First Refusal

The party intending to transfer all or any part of its equity interest in Tianwei Yingli (such party being the transferring party) is required to send a written notice, or the offer notice, to the other party (such party being the non-transferring party) and the board of Tianwei Yingli, notifying them of the transferring party’s intent to transfer such equity interest, or the offered interest, the terms and conditions of the proposed transfer and the identity of the proposed third-party transferee. The non- transferring party may exercise its right of first refusal by sending a written notice, or the acceptance notice, to the transferring party within 30 days after receipt of the offer notice, notifying the transferring party of the non-transferring party’s intent to acquire all, but not less than all, of the offered interest.

The non-transferring party will be deemed to have consented to the proposed transfer if the transferring party has not received an acceptance notice within 30 days after the non-transferring party’s receipt of the offer notice. In such an event, the transferring party may transfer the offered interest to the proposed third-party transferee within 60 days after expiration of the 30-day period as provided above and on terms no more favorable than specified in the offer notice, and the non-transferring party is obligated to sign a statement indicating its consent and waiver of its right of first refusal.

Notwithstanding the right of first refusal as described above, after completion of our initial public offering and listing of our ADSs on the NYSE, all or any part of the interest in Tianwei Yingli held by Tianwei Baobian or us may be transferred to its or our respective affiliates, and the other party is obligated to consent to such transfer.

Approval by the Board and the Relevant PRC Authority

Any transfer of an equity interest in Tianwei Yingli is subject to the unanimous approval of all directors present in person or by proxy at a meeting of the board or, in the event of a written resolution, the unanimous approval of all directors. Such transfer is also subject to the approval of relevant PRC authorities.

In the case of any transfer of an equity interest in Tianwei Yingli to a third party with a deemed consent of the non-transferring party or any affiliate transfer following the completion of our initial public offering and listing of our ADSs on the NYSE, each as described above, the non-transferring party is obligated to (i) cause each director appointed by it to consent to such transfer and approve related amendments to the articles of association of Tianwei Yingli at a board meeting and (ii) use its best efforts to obtain the approval of relevant PRC authorities.

No Transfer to Tianwei Yingli’s Competitors

Under an amendment to the joint venture contract dated October 10, 2006, Tianwei Baobian and we may not transfer any of its or our equity interest, as applicable, in Tianwei Yingli to any third party that is engaged in a competing business with Tianwei Yingli.

Encumbrance

Neither Tianwei Baobian nor we may mortgage, pledge, charge or otherwise encumber all or any part of its or our respective equity interests, as applicable, in Tianwei Yingli without the prior written consent of the other party or the approval of relevant PRC authorities.

Profit Distribution

The maximum amount of dividend payable by Tianwei Yingli to its equity interest holders is calculated based on its retained earnings as calculated under PRC accounting regulations, and prior to the payment of dividends, Tianwei Yingli is required to pay income taxes according to PRC laws and make allocations of retained earnings to the reserve fund, enterprise development fund and employee bonus and bonus and welfare fund each at a percentage decided by the board each fiscal year. Any dividends paid by Tianwei Yingli are required to be distributed to Tianwei Baobian and us in proportion to its and our respective equity interests in Tianwei Yingli. Tianwei Yingli may not distribute any profit to its equity interest holders until all losses incurred in previous fiscal years are fully recovered. Undistributed profits accumulated in previous fiscal years may be distributed together with profits from the current fiscal year.

Unilateral Termination of the Joint Venture Contract

Either Tianwei Baobian or we may unilaterally terminate the joint venture contract if:

•	Tianwei Yingli or the other equity interest holder is bankrupt, enters into a liquidation or dissolution proceeding, ceases business or becomes incapable of repaying debts that are due,

•	an event of force majeure occurs and is continuing for over six months and the equity interest holders of Tianwei Yingli cannot find an equitable solution, or

•	Tianwei Yingli’s business license is terminated, cancelled or revoked.

Under the joint venture contract, force majeure is defined as any event which (i) is beyond the control of the parties thereto, (ii) is not foreseeable, or if foreseeable, unavoidable and (iii) prevents either party from performing all or a material part of its respective obligations.

Under the PRC Company Law and other relevant PRC laws and regulations, the business license of a company may be terminated, cancelled or revoked by the relevant registration authority if such company:

•	obtains its company registration by making false statement of registered capital, submitting false certificates or by concealing material facts through other fraudulent means, and the registration authority deems such activities to be a material noncompliance with applicable laws and regulations;

•	fails to commence operation for more than six months without proper cause, or suspends operation on its own without proper cause for more than six consecutive months after commencement of operation;

•	conducts illegal activities jeopardizing the national security and social public interests;

•	engages in relevant business activities which require special permits or approval without obtaining such permits or approval, and the registration authority deems such activities to be a material noncompliance with applicable laws and regulations;

•	refuses to accept the annual inspection within the time limit, or conceals facts or resorted to deception during the annual inspection, and the registration authority deems such activities to be a material noncompliance with applicable laws and regulations; or

•	forges, alters, leases, lends or transfers its business license, and the registration authority deems such activities to be a material noncompliance with applicable laws and regulations.

Under relevant PRC laws and regulations, Tianwei Yingli’s board of directors is required to establish a liquidation committee to carry out the liquidation of Tianwei Yingli upon the expiration or termination of the joint venture contract. The liquidation committee must conduct a thorough examination of Tianwei Yingli’s assets and liabilities. During the course of the liquidation proceedings, Tianwei Yingli may continue its existence, but may not conduct any business activities unrelated to the liquidation process. The proceeds from the liquidation of Tianwei Yingli’s assets must be used first to settle any and all of its outstanding debts, salaries, labor insurance and liquidation-related fees and taxes, and the balance of the proceeds must be distributed to Tianwei Yingli’s shareholders in proportion to their respective contributions to Tianwei Yingli’s registered capital. Upon completion of the liquidation, the liquidation committee must submit a liquidation report to relevant PRC authorities to effect deregistration and make a public announcement of the termination of the joint venture contract.

Dispute Resolution

All disputes arising from or in connection with the existence, interpretation, validity, termination or performance of the joint venture contract are required to be submitted to the Hong Kong International Arbitration Center for final and binding arbitration in accordance with the arbitration rules of the United Nations Commission on International Trade Law then prevailing. Before an arbitration proceeding may be commenced, (1) the party seeking arbitration must send a written notice to the other party requesting arbitration and describing the nature of the dispute and (2) within 90 days of such notice Tianwei Baobian and we must have engaged in efforts to resolve the dispute amicably, but such efforts have failed.

Governing Law

The execution, validity, interpretation and performance of the joint venture contract, as well as resolution of disputes under such contract, are governed by PRC law.

B.	Business Overview

Overview

We are one of the leading vertically integrated photovoltaic, or PV, product manufacturers in the world. We design, manufacture and sell PV modules, and design, assemble, sell and install PV systems that are connected to an electricity transmission grid or those that operate on a stand-alone basis. With an annual production capacity of 200 megawatts for each of polysilicon ingots and wafers, PV cells and PV modules as of the date of this annual report, we believe we are currently one of the largest manufacturers of PV products in the world as measured by annual production capacity. Except for the production of polysilicon materials that are used to manufacture polysilicon ingots and wafers, our products and services substantially cover the entire PV industry value chain from the manufacture of multicrystalline polysilicon ingots and wafers, PV cells and PV modules to PV systems and PV system installation. We believe we are one of the few large-scale PV companies in the world to have adopted a vertically integrated business model. Our end-products include PV modules and PV systems in different sizes and power outputs. We sell PV modules under our own brand name, Yingli, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, China, Italy and the United States.

In 2002, we began producing PV modules with an initial annual production capacity of three megawatts and have significantly expanded production capacities of our PV products in the past five years to the current level. In April 2006, we launched a new expansion project in Baoding, China to increase our annual production capacity of our PV products. We currently plan to gradually expand annual production capacity of each of polysilicon ingots and wafers, PV cells and PV modules to 400 megawatts by the end of 2008 and to 600 megawatts by the end of 2009.

Historically, we have sold and installed PV systems in the western regions of China where substantial government-subsidized, rural electrification projects are underway. We also sell PV systems to mobile communications service providers in China for use across China and plan to export our PV systems into major international markets such as Germany, Spain, Italy and the United States. In order to promote the export of our PV systems, we have participated in the design and installation of large PV system projects undertaken by our customers overseas. For example, we cooperated with Solar-Energiedach GmbH NL in the design and installation of a one-megawatt PV system covering the roof of the Kaiserslautern soccer stadium in Germany, one of the FIFA World Cup 2006 venues. We have been cooperating with Acciona Energía S.A., or Acciona Energía, in connection with a large PV system installation project to be installed in Moura, Portugal, for which we will provide PV modules. Historically, sales of PV systems by us have not been significant. However, we expect our sales of PV systems to increase although we expect such sales to remain relatively insignificant as a percentage of our net revenues in the near term.

Our Competitive Strengths

We believe that our following competitive strengths enable us to compete effectively and to capitalize on the rapid growth of the global PV market.

Vertically Integrated Business Model

In 2003, we developed the ability to manufacture multicrystalline polysilicon ingots and wafers, PV cells, PV modules and integrated PV systems. Our products and services currently comprise substantially the entire PV industry value chain except for the manufacture of polysilicon feedstock, and we believe we are one of the few PV companies in the world who have adopted such a highly integrated business model. We believe that our vertically integrated business model enables us to capture profit at nearly every stage of the PV industry value chain and withstand, or capitalize on, the fluctuating profit margins of products at different stages of the PV industry value chain. While the profit margins for different products in the PV industry value chain may vary and change over time, we believe we would be well positioned to maintain or improve our overall profit margin relative to many of our competitors that produce only a limited range of PV products.

We believe that our vertically integrated business model enables us to closely monitor the quality of our PV products and design and streamline our manufacturing process to more efficiently leverage technical and cost improvements across various stages of our manufacturing process. We believe that our vertically integrated business model has been instrumental to increasing the yield from our production process, improving the conversion efficiency of our PV cells and cutting the lead time in filling orders from our customers.

High-Quality Products and Growing Brand Recognition

We sell PV modules under our own brand name, Yingli, to PV system integrators and distributors worldwide. We plan to further build up our brand name by supplying consistently high quality products to our customers. The majority of our PV modules have passed the tests administered by the Arizona State University Photovoltaic Testing Laboratory under the IEC 61215 test standards, have received TÜV certificates in Germany, and have been authorized by Underwriters Laboratories Inc. of the United States to use the “UL” certification. We believe these international certifications and test standards foster customer confidence in our products and signify the quality and reliability of our products. We also actively participate in trade shows and exhibitions worldwide to promote our brand name and products. As a result of these efforts, we believe our brand name is achieving a significant level of recognition in our major overseas markets.

In order to promote the export of our PV systems, we have participated in the design and installation of large PV system projects undertaken by our customers overseas. For example, we collaborated with Solar-Energiedach GmbH NL in the design and installation of a one-megawatt PV system covering the roof of the Kaiserslautern soccer stadium in Germany, one of the FIFA World Cup 2006 venues.

In China, we were designated by the Chinese National Development and Reform Commission in 1999 to develop production capacity for multicrystalline PV cells and systems. Since then, we have been a leader in the research, development and refinement of production processes for multicrystalline PV products in China. In addition, we have actively promoted our brand name through advertisements on newspapers and trade magazines in China.

Established Customer and Supplier Relationships

By supplying high-quality PV modules, we have established solid business relationships with a number of leading system integrators and installers in major international markets, including Germany, Spain and the United States, despite the fact that such business relationships have been developed in a short period of time. For example, we entered into long-term sales arrangements with our major international customers, including an arrangement with Acciona Energía, S.A., or Acciona Energía, one of our key customers in Spain. Under the contract with Acciona Energía, we are required to supply an aggregate of 42 megawatts PV modules until 2008. The term of this contract may be extended for one year by mutual agreement. We also entered into module sale contracts with several other Spanish companies, including Aplicaciones Técnicas de La Energia S.L., Iberdrola Ingeniería y Construcción S.A.U. and Isolux Ingenieria S.A., in December 2007 for the supply of an aggregate of more than 40 megawatt PV modules by May 2008.

In China, we have built strategic relationships with leading Chinese telecommunications vendors, which have enabled us to sell to such vendors large, stand-alone integrated PV systems used to provide power to wireless telecommunications towers and base stations. In addition, we have a strong customer base in the southwestern regions of China, including Sichuan and Tibet. Chengdu Yingli and Tibetan Yingli sell and install PV systems in their respective local markets. Our presence in Sichuan and Tibet has enabled us to establish a strong customer base in these regions and maintain cooperative relationships with the local governments, both of which have helped us to obtain new business opportunities in Sichuan, Tibet and their surrounding regions.

We have maintained close relationships with some of the world’s major polysilicon suppliers by entering into long-term supply contracts. With a view to obtaining larger amounts of long-term supplies of polysilicon on more favorable terms to satisfy our future needs, which is expected to increase as the result of our production capacity expansion plans for 2008 and 2009, we are actively seeking to further strengthen our relationship with our polysilicon suppliers and establish strategic relationships with them. We are also in active discussions with several other polysilicon suppliers overseas to secure supply of polysilicon on a long-term basis, which generally provide for the supply of polysilicon or solar grade silicon feedstock materials at a substantially lower unit price than that obtainable in the spot market or under short-term contracts with a term of one year or less. We have concluded, and are in the process of negotiating, new polysilicon supply contracts with our major polysilicon suppliers. For example, in August 2006, November 2006, July 2007 and September 2007, we entered into four long-term supply contracts with Wacker Chemie AG, or Wacker, a German polysilicon supplier, for supplies of polysilicon from 2009 through 2013, from 2009 through 2017, from 2010 through 2018 and from 2009 through 2011, respectively. These contracts have terms of 7 years, 11 years, 11 years and 4 years, respectively, and the prices at which polysilicon is supplied under these contracts are subject to adjustment according to the relevant energy price index. We also have contracts with Sichuan Xinguang Silicon Science and Technology Co., Ltd. of China, or Xinguang, a PRC silicon manufacturer, for the supply of polysilicon for 2007 and 2008. Pursuant to the contracts, Xinguang has agreed to supply 1,232 tons of polysilicon to us in 2007 and 2008. In addition, we entered into two supply agreements in February 2008 with DC Chemical Co., Ltd., or DC Chemical, a Korean polysilicon supplier, for supplies of an aggregate of approximately US$215 million of polysilicon for 2008 and for the period from 2009 through 2013, respectively. As of the date of this annual report, we have secured more than 80% of our currently expected polysilicon needs for 2008 through supply contracts with Xinguang, DC Chemical and other suppliers, as determined on the basis of our current capacity expansion plans. However, long-term polysilicon supply contracts with delivery terms of one year or more, which consist of our contracts with Wacker, Xinguang and DC Chemical as of the date of this annual report, will satisfy only a small portion of our long-term polysilicon requirements, as currently estimated based on our capacity expansion plans.

Cost-Effective and Efficient Manufacturing Process

The technical improvements resulting from our research and development efforts have been instrumental in significantly reducing our production costs and increasing our operational efficiency. For example, our ability to reduce the thickness of our wafers from 325 microns in 2003 to 200 microns in December 2006 and 180 microns in February 2008 has enabled us to produce a greater number of wafers per unit of polysilicon used. In addition, improvements in our techniques for mixing different grades of polysilicon feedstock have enabled us to use a greater percentage of cheaper polysilicon scraps, such as the discarded tops and tails of ingots, pot scraps and broken wafers, with a minimal reduction in the quality of our PV modules, which has enabled us to reduce our per unit material cost. Furthermore, the increase in the average conversion efficiency of our PV cells, which resulted from improving the absorption qualities of our PV cells, has enabled us to generate greater sales revenue from the same amount of polysilicon used as our PV modules, which are made up of PV cells, are sold on a per watt basis.

We believe that a balanced combination of advanced automated manufacturing equipment and low-cost skilled labor in China also enables us to improve operational efficiency and reduce our cost more efficiently than our overseas competitors. For example, our newly acquired ingot-casting furnaces, ingot block-cutting bricketers and wafer-slicing wire saws use some of the more advanced process technologies, which has been instrumental in efficiently utilizing our resources. The relatively low cost of skilled labor in China also benefits us with respect to the labor-intensive aspects of our manufacturing processes such as sorting through polysilicon feedstock to gather feedstock suitable for production. We believe that our technology and our labor cost advantages provide us with substantial competitive advantages over our overseas competitors.

Steadily Improving Research and Development Capability

Our research and development team was formed in 1998 and is one of the pioneers in the research and development of multicrystalline-based PV products in China. We have built a large team of experienced and talented engineers and technicians with proven research skills and the capability to solve practical problems encountered in our manufacturing process. Our engineers and technicians actively involve in our manufacturing process to solve problems on-site and continuously strive to find solutions to improve our manufacturing process. The key focus areas for our research and development activities include (i) reducing production costs, (ii) improving the quality and conversion efficiency of PV cells and PV modules and (iii) improving operational efficiency through seamless integration of the overall manufacturing process. As the result of our steadily improving research and development capacity, we began producing 240 kilogram multicrystalline polysilicon ingots in 2003, 260 kilogram multicrystalline polysilicon ingots in 2005 and 270 kilogram multicrystalline polysilicon ingots in 2007. In

February 2008, we started producing wafers with a thickness of 180 microns, which we expect to benefit us by reducing our polysilicon usage per watt, increasing wafer output per ingot and contributing to a cost reduction.

Experienced Management Team

Our management team has substantial expertise in our operations and increased our manufacturing capacity, revenues and profits. Mr. Liansheng Miao, our chairperson and chief executive officer and Tianwei Yingli’s vice chairperson and chief executive officer, has 20 years of senior management experience in the PV and other manufacturing businesses. Mr. Miao was featured on the front cover of Photon International , a leading trade journal on the subject of the international PV industry, in August 2005 and currently serves as an executive director of the Photovoltaic Committee of the China Renewable Energies Association. Mr. Guoxiao Yao, chief technology officer of Yingli Green Energy and Tianwei Yingli, has a doctorate degree in PV engineering. Mr. Seok Jin Lee, chief operating officer of Yingli Green Energy and Tianwei Yingli, has six years of senior management experience at Hyundai Heavy Industries, a South Korean heavy machinery manufacturer, including its solar business division. Mr. Zongwei Li, chief financial officer of Yingli Green Energy and Tianwei Yingli, has 11 years of experience in providing auditing services to large Chinese and international enterprises in the energy, high technology, manufacturing and other industries. Dr. Nabih Cherradi, a vice president of Yingli Green Energy and Tianwei Yingli, was a process manager for ten years at HCT Shaping Systems SA (currently, Applied Materials Switzerland SA), a Swiss manufacturer of wire sawing machine used in the semiconductor and PV wafer industry, which is also one of our major production equipment suppliers and a senior scientist for six years at the Swiss Federal Institute of Technology of Lausanne. Mr. Xiangdong Wang, a director and vice president of Yingli Green Energy and Tianwei Yingli, has over 7 years of experience in the accounting field. Mr. Zhiheng Zhao, a vice president of Yingli Green Energy and Tianwei Yingli, has over 20 years of experience in electricity transformer manufacturing, having served in various managerial capacities with different electricity transformer manufacturers including Tianwei Baobian, a manufacturer of large electricity transformers and the holder of the minority interest in Tianwei Yingli. Mr. Stuart Brannigan, whom we appointed as the managing director of Europe in October, 2007, brings with him over 17 years of experience in the renewable energy and PV industry and will help us further enhance our European strategy, strengthen our European service team and enhance our market position in the region. As a result, our management team has developed a deep understanding of the major aspects of procurement, marketing and production of PV products in China.

Our Strategies

We seek to maintain our leadership position in the development and manufacture of PV products by taking advantage of our high degree of vertical integration in the PV production process which yields economies of scale and cost savings. More specifically, we plan to focus on the following areas:

Expand Global Reach for Our Products

Our current key international markets are Germany and Spain, which represented our two largest markets based on the revenues from the sales of our PV modules and PV systems in 2006 and 2007. We seek to increase sales in the United States and Spain and expand into selected countries in southern Europe, where we believe the PV market is likely to grow significantly in the near term. For example, in November 2006, we entered into a contract with Acciona Energía for the supply of an aggregate of 42 megawatt PV modules until 2008. We also entered into module sale contracts with several other Spanish companies, including Aplicaciones Técnicas de La Energia S.L., Iberdrola Ingeniería y Construcción S.A.U. and Isolux Ingenieria S.A., in December 2007 for the supply of an aggregate of more than 40 megawatt PV modules by May 2008. We believe the visibility of our brand name in Germany and Spain will help us expand into our new targeted markets in Europe. We also seek to strengthen our relationships with existing customers by entering into long-term sales contracts with them. We also plan to set up subsidiaries in Europe and the United States to provide services to our customers in those markets.

Expand PV Systems Sales to Overseas Markets

We currently see a significant market potential in the design, development, installation and operation of PV systems in overseas markets. We believe that expansion of our sales and installation of PV systems into overseas markets will improve our profit margins and also add value to our brand name and create stable demand for our PV modules. Accordingly, while we plan to continue to strengthen our manufacturing capacity, we also plan to significantly expand the sale of PV systems by taking the following steps:

•	fostering and improving our existing relationships with established PV system integrators and installers in Europe by continuing to participate in their large system integration and installation projects and supplying PV modules to these customers at competitive prices in exchange for the right to participate in their system integration projects; and

•	building up our capabilities to undertake PV system projects in collaboration with PV system integrators and installers in Europe and the United States.

We believe that our strong manufacturing capacity for upstream PV products, such as PV cells and PV modules, provides significant advantages to compete in the downstream market of PV system sales and installations. Our expansion in the PV system market will focus on large-scale, on-grid PV systems.

Increase Production Capacity

In April 2006, we launched an expansion project in Baoding, China to increase our annual production capacity of each of polysilicon ingots and wafers, PV cells and PV modules to 600 megawatts by the end of 2009. By the end of July 2007, we achieved 200 megawatts of annual capacity and expect to achieve another 200 megawatts by the end of 2008, with the remaining 200 megawatts of annual capacity to be achieved by the end of 2009. We will closely continue to monitor the progress of this expansion project to avoid risks of over-expansion while evaluating other available expansion opportunities. We believe expansion of our production capacity is likely to result in greater economies of scale for our operations.

Secure and Strengthen Stable and Long-Term Relationships with Polysilicon Suppliers

Stable and reliable polysilicon supplies are critical to our long-term growth and profitability. Since 2003, when we began to purchase polysilicon for use in our PV products, we have met our polysilicon needs primarily through three-month to one-year supply contracts with suppliers and distributors overseas and in China. We seek to strengthen and expand these relationships by entering into more long-term and stable contractual relationships. Long-term supply contracts generally provide for the supply of polysilicon at a substantially lower unit price than that obtainable in the spot market or under short-term contracts with a term of one year or less. Therefore, we plan to secure a portion of our polysilicon requirements from several overseas and domestic polysilicon suppliers.

Achieve Technological Advances through Dedicated and Continuous Research and Development Efforts

We plan to continue to dedicate an increasing amount of resources and efforts to research and development. The primary focus of our research and development efforts is on improving our manufacturing processes in order to raise the yield rate and deliver higher-efficiency and more diversified PV products at a lower cost. We believe these research and development efforts will help enhance the quality of our products, which we believe will in turn significantly enhance our profitability. More specifically, the key elements of our research and development efforts include:

•	Adopt Acid Texturation Technology for Multicrystalline PV Cells. We have adopted new equipment for our multicrystalline silicon PV cell production lines. These new equipment are able to isotropically create a textural effect on multicrystalline silicon PV cells to trap more light coming into multicrystalline PV cells and to reduce the reflection loss of this type of PV cells, hence substantially improving their short-circuit current.

•	Optimize Phosphorous Doping Profile and Front-Sided Contact Designs of Multicrystalline Silicon PV Cells. We intend to optimize emitter doping profiles and emitter uniformity of our multicrystalline silicon PV cells, which we believe will significantly improve the spectral response to short wave length lights and efficiency consistency of our PV cells. In addition, we are seeking to improve the front contact designs of our multicrystalline silicon PV cells, which allow a reduction of the shading and resistance losses of the cells.

•	Produce Larger Ingots and Thinner Wafers at Lower Cost. We intend to continue to explore ways to cast larger ingots and slice thinner wafers through cooperation with the furnace supplier to produce larger ingots.

•	Improve PV System Technology. In line with our strategy to expand our downstream PV system sales and installation, we seek to continuously improve our PV system technology. We plan to accumulate experience in implementing large on-grid PV system projects through cooperation with overseas PV system integrators and installers. We also plan to improve the technology for home-use PV systems to facilitate the use of our PV modules as replacement for tiles or other roof-covering materials.

•	Optimize Polysilicon Feedstock Mix. We plan to continue to optimize the silicon feedstock mixture used in the polysilicon ingot casting process and the methods by which they are prepared and mixed in order to reduce the use of expensive high-purity polysilicon with minimal effect on the quality of our polysilicon wafers or the conversion efficiency of our PV cells.

•	Establish Dedicated Research Institutions. We plan to establish a PV research and development center to support our expansion into the downstream PV system integration market. In addition, we plan to establish a training facility to further enhance the knowledge base of our research and development staff and strengthen our research and development and engineering resources.

Expand Market Share in China

Although the PV market in China is currently smaller than other major PV markets, such as Germany and Spain, we believe that the adoption of a series of new laws, regulations and initiatives by the Chinese government, including China’s Renewable Energy Law, the Supervision Regulations on the Purchase of All Renewable Energy by Power Grid Enterprises, the National Medium- and Long-Term Programs for Renewable Energy and the recent amendments to the PRC Energy-Saving Law demonstrates the PRC government’s commitment to develop renewable energy sources and may lead to rapid growth in the PV market in China.

Based on market information available to us, we believe that we are currently one of the leaders in the Chinese PV market in terms of annual production capacity and degree of vertical integration, and we plan to take the following actions to further enhance our market position in China:

•	strengthen our existing relationship with the PRC government and major Chinese telecommunications companies and equipment vendors, see “— Markets and Customers”;

•	pursue new business opportunities in China, such as selling more independent PV systems to local residential users (as currently being pursued by Tibetan Yingli) and installing services for fire-prevention, telecommunication and weather forecasting stations (as currently being pursued by our subsidiary in Chengdu);

•	promote the awareness of PV products in general and our brand name in particular by installing demonstration PV systems in public areas and through donation of PV systems; and

•	leverage the experience and expertise obtained in overseas markets to develop a technological edge over our competitors in China as well as build up a greater visibility for our brand name and products in China.

Our Products and Services

Our products and services include the manufacture of polysilicon ingots and wafers, PV cells, PV modules and integrated PV systems, which encompass substantially the entire PV industry value chain, with the manufacture of polysilicon feedstock being the only significant exception.

Polysilicon Ingots and Blocks

A polysilicon ingot is formed by melting, purifying and solidifying polysilicon feedstock into a brick-shaped ingot. Most of our ingots weigh up to 270 kilograms and reach the size of 690 millimeters × 690 millimeters × 250 millimeters. The polysilicon ingots are then cut into blocks. Our polysilicon blocks are generally available in the size of 156 millimeters × 156 millimeters × 250 millimeters. We use our polysilicon blocks to produce polysilicon wafers.

Polysilicon Wafers

The polysilicon blocks are then sliced into wafers with wire saws. Thinner wafers enable a more efficient use of polysilicon, and thus lower the cost per watt of power produced. The thickness of our wafers decreased from 325 microns in 2003 to 200 microns in December 2006 and 180 microns in February 2008. Our wafers are generally available in two sizes: 125 millimeters × 125 millimeters and 156 millimeters × 156 millimeters. At times when we had produced an excess amount of wafers as a result of the disparity in our wafer production capacity and the PV cell capacity, we provided the excess wafers to third-party toll manufacturers which processed wafers into PV cells and return the PV cells to us for a processing fee under toll manufacturing arrangements. We sent approximately 75.0%, 40.8% and 5.8% of our polysilicon wafer output to third-party toll manufacturers for processing into PV cells in 2005, 2006 and 2007, respectively. Toll manufacturing is a type of contract manufacturing frequently used in the PV industry, under which part of the manufacturing process is outsourced to qualified third parties, or toll manufacturers. The raw materials used by toll manufacturers are usually supplied by the outsourcing company in order to control output quality. As we have achieved the same level of manufacturing capacity for polysilicon wafers and PV cells, we have terminated a majority of our toll manufacturing arrangements with third-party toll manufacturers. Our successful completion in July 2007 of the first stage of our Phase III 500 megawatt manufacturing expansion plan, which added another 100 megawatt of total production capacity of polysilicon wafers, PV cells and PV modules and doubled our total production capacity to 200 megawatt, further strengthened our vertically integrated business model.

PV Cells

A PV cell is a device made from a polysilicon wafer that converts sunlight into electricity by a process known as the photovoltaic effect. The conversion efficiency of a PV cell is the ratio of electrical energy produced by the cell to the energy from sunlight that reaches the cell. The conversion efficiency of PV cells is determined to a large extent by the quality of wafers used to produce the PV cells, which is, in turn, determined by the mix of different types of polysilicon raw materials used in the ingot casting process. As a substantially vertically integrated PV product manufacturer, we have sought to optimize the ratio of expensive high-purity polysilicon to cheaper polysilicon scraps used in our feedstock mix so as to minimize production cost while maintaining the average conversion efficiency for our multicrystalline PV cells at 15.3%, which we believe is within the range of industry standard and which we were able to attain in August 2007.

We generally use all of our PV cells in the production of our PV modules.

PV Modules

A PV module is an assembly of PV cells that are electrically interconnected, laminated and framed in a durable and weatherproof package. Most of our PV modules are made with PV cells produced by us or by third-party PV cell manufacturers under toll manufacturing arrangements using polysilicon wafers produced by us. The raw materials used by toll manufacturers are usually supplied by the outsourcing company in order to control output quality. A small portion of our PV modules is made with PV cells provided by third-party suppliers. Our PV modules are made with a frame design that we believe enhances their ability to withstand strong wind and vibrations. A majority of PV modules produced by us have outputs ranging from 110 to 220 watts. The following table sets forth the major types of modules produced by us:

Dimensions	Weight	Maximum Power	Optimum Operating Voltage
(mm x mm)	(Kilogram)	(Watts)	(Volts)

1335 × 990	6.0	160-180	23
1650 × 990	19.6	210-220	29

Integrated PV Systems

A PV system consists of one or more PV modules that are physically mounted and electrically interconnected with system components such as batteries and power electronics, to produce and store electricity. We produce PV systems and also design, assemble, sell and install stand-alone PV systems for lighting systems, mobile communication base stations and residential applications. In order to focus on our core PV products and their components, we no longer produce controllers, inverters and other components used in our PV systems but instead source them from third-party manufacturers and sell them to our customers as part of our PV systems. We typically install these systems on-site for our customers. For our larger PV systems, we work with the customers on-site to design, install, test and oversee the system start-up. Installation, testing and initial start-up of a PV system generally takes up to four months.

Manufacturing

We started producing PV modules in 2002 and started producing polysilicon ingots and wafers in October 2003 and PV cells in March 2004. As of the date of this annual report, we have the capacity to produce up to 200 megawatts each of polysilicon ingots and wafers, PV cells and PV modules per year. We use our polysilicon wafers and PV cells as materials in the production of PV modules. Because our manufacturing capacity for polysilicon wafers used to exceed that for PV cells, we used to have toll manufacturing arrangements with third-party PV cell manufacturers which processed the excess wafers into PV cells for us. We also purchased additional PV cells from third-party trading companies. As we have achieved the same level of manufacturing capacity for each of polysilicon wafers, PV cells and PV modules, we have terminated a majority of our toll manufacturing arrangements with third-party toll manufacturers.

Manufacturing Process

Polysilicon Ingots.  The quality of polysilicon ingots determines, to a large extent, the quality of our final PV products. To produce polysilicon ingots, polysilicon is melted in a quartz crucible within a furnace. The melted polysilicon then undergoes a crystal growing process, gradually anneals and forms an ingot. To reduce the cost of polysilicon, we use a mix of high-purity polysilicon and lower-purity polysilicon, including polysilicon scraps such as the discarded tops and tails of ingots, pot scraps and broken or unused silicon wafers. Our employees undertake the labor-intensive process of sorting through the polysilicon feedstock to separate polysilicon that meets our specified standards for the production of ingots. The polysilicon feedstock used in the production of multicrystalline polysilicon ingots is not required to have the same level of purity as that used to produce monocrystalline silicon ingots. Nonetheless, impurities in polysilicon feedstock present a challenge to the production of polysilicon ingots because impurities are difficult to separate in the casting process. After three years of research and development, we have developed a proprietary ingot casting technology that reduces casting time and enables the use of more lower-purity polysilicon, including polysilicon scraps, with minimal adverse effect on the quality of our PV modules.

Blocks and Wafers.  Polysilicon ingots are cut into polysilicon blocks, which are edge-ground to avoid breakage during the wafer-slicing process. Polysilicon blocks are then sliced into polysilicon wafers.

PV Cells.  The silicon wafers undergo an ultrasonic cleaning process to remove oil and surface particles, after which the wafers undergo a followed chemical cleaning process to remove the impurity and create a suede-like structure on the wafer surface, which reduces the PV cell’s reflection of sunlight and increases the PV cell’s absorption of solar energy. Through a diffusion process, we then introduce certain impurities into the silicon wafers and form an electrical field within the PV cell. We achieve the electrical isolation between the front and back surfaces of the silicon wafer by edge isolation, or removing a very thin layer of silicon around the edge. We then apply an anti-reflection coating to the front surface of the wafer to enhance its absorption of sunlight. We screen-print negative and positive metal contacts, or electrodes, on the front and back surfaces of the PV cell, respectively, with the front contact in a grid pattern to collect the electrical current. Silicon and metal electrodes are then connected through an electrode firing process in a conveyor belt furnace at a high temperature. Testing and sorting complete the manufacturing process for PV cells.

The diagram below illustrates the PV cell manufacturing process:

PV Modules.  PV modules are formed by interconnecting multiple PV cells into desired electrical configurations through welding. The interconnected cells are laid out, are laminated in a vacuum. Through these processes, the PV modules are weather-sealed, and thus are able to withstand high levels of ultraviolet radiation, moisture, wind and sand. Assembled PV modules are packaged in a protective aluminum frame prior to testing.

The following diagram illustrates the PV module manufacturing process:

PV Systems.  PV system production involves the design, sale, installation and testing of PV systems. We design PV systems according to our customers’ requirements. We integrate PV modules and other system components into PV systems by electronically interconnecting PV modules with system components such as inverters, storage batteries and electronic circuitry to produce, store and deliver electricity. For small PV systems such as portable electricity supply systems used for walkie-talkies, we complete the integration and testing procedures in our facilities in Baoding before such systems are sold to the end-customers. For mid-sized PV systems such as PV lighting systems, we complete the integration process in Baoding, but install and test for our customers on-site. For large PV systems, such as on-grid solar power stations and stand-alone PV systems, we work with the customers on-site to design, install, test and oversee the system startup.

Manufacturing Capacity Expansion

We acquired our first turnkey production line for PV modules in 2001 and started production of PV modules in 2002. We acquired our first turnkey production line for ingots and wafers in 2002. We also acquired our first turnkey fabrication line for high-efficiency PV cells in 2002. The following table sets forth our production capacities for ingot and wafers, PV cells and PV modules at the end of each period indicated.

	As of December 31,
	2003	2004	2005	2006	2007
	(In Megawatts)

Ingot and wafers	6	6	70	95	200
PV cells	—	6	10	60	200
PV modules	30	50	100	100	200

We launched an expansion project in April 2006 to construct new facilities on a large parcel of land near our existing facilities in Baoding, China. By the end of July 2007, we increased our manufacturing capacity to 200 megawatt and plan to further increase our manufacturing capacity to 400 megawatt by the end of 2008. In addition, in October 2007, we formed a new subsidiary, Yingli China, through which we will construct new facilities for an additional 200 megawatt of manufacturing capacity by the end of 2009. As a result, we expect to increase our annual production capacity for each of polysilicon ingots and wafers, PV cells and PV modules to 400 megawatts by the end of 2008 and 600 megawatts by the end of 2009.

Raw Materials

Raw materials required in our manufacturing process include polysilicon, polysilicon scraps, crucibles, silicon carbides, cutting fluid, steel cutting wires, metallic pastes, laminate materials, tempered glass, aluminum frames, solder, batteries and other chemical agents and electronic components. We generally use vendors who have demonstrated quality control and reliability and maintain multiple supply sources for each of our key raw materials so as to minimize any potential disruption of our operations from supply problems with any one vendor. We generally evaluate the quality and delivery performance of each vendor periodically and adjust quantity allocations accordingly.

We have stocked a significant quantity of polysilicon in response to the worldwide shortage of polysilicon. We had approximately 430 tons of polysilicon and other silicon raw materials in stock as of the date of this annual report and expect our polysilicon stock to increase further as we secure more polysilicon from our suppliers. We maintain adequate supply of other raw materials based upon periodic estimates of our outstanding customer orders.

In 2005, 2006 and 2007, we purchased the substantial majority of our raw materials (other than polysilicon) from approximately ten to fifteen overseas suppliers and the rest from Chinese suppliers.

In addition, we have entered into toll manufacturing arrangements pursuant to which we provide our wafers to third-party PV cell manufacturers which process the wafers into PV cells for us. As we have achieved the same level of manufacturing capacity for each of polysilicon wafers, PV cells and PV modules, we have terminated a majority of our toll manufacturing arrangements with third-party toll manufacturers.

Silicon Raw Material

Polysilicon and polysilicon scraps are the most important raw materials used in our production process. Due to growing global demand for polysilicon, prices for polysilicon have increased substantially in the past few years, a trend we believe will continue in the near term. We have maintained a close relationship with some of the world’s major polysilicon suppliers. We are actively seeking to further strengthen our relationships with our polysilicon suppliers and establish strategic relationships with them. We also have been in active discussions with several other overseas polysilicon suppliers to secure long-term supply contracts, which generally provide for the supply of polysilicon or solar grade silicon feedstock materials at a substantially lower unit price than that obtainable in the spot market or under short-term contracts with a term of one year or less.

For example, in August 2006, November 2006, July 2007 and September 2007, we entered into four long-term supply contracts with Wacker Chemie AG, a German polysilicon supplier, for supplies of polysilicon from 2009 through 2013, from 2009 through 2017, from 2010 through 2018 and from 2009 through 2011, respectively. These contracts have terms of 7 years, 11 years, 11 years and 4 years, respectively, and the prices at which polysilicon is supplied under these contracts are subject to adjustment according to the relevant energy price index. We also have contracts with Xinguang, a PRC silicon manufacturer, for the supply of 1,232 tons of polysilicon in 2007 and 2008. In addition, we entered into two supply agreements in February 2008 with DC Chemical Co., Ltd., or DC Chemical, a Korean polysilicon supplier, for supplies of an aggregate of approximately US$215 million of polysilicon for 2008 and for the period from 2009 through 2013, respectively. As of the date of this annual report, we have secured more than 80% of our currently expected polysilicon needs for 2008 through supply contracts with Xinguang, DC Chemical and other suppliers, as determined on the basis of our current capacity expansion plans. However, long-term polysilicon supply contracts with delivery terms of one year or more, which consist of our contracts with Wacker, Xinguang and DC Chemical as of the date of this annual report, will satisfy only a small portion of our long-term polysilicon requirements, as currently estimated based on our capacity expansion plans.

Quality Control

We employ quality assurance procedures at key stages of our manufacturing process to identify and solve quality problems. Our quality assurance procedures start with raw material quality assurance, which includes annual evaluation of our major raw material suppliers and inspection of all raw materials upon their arrival at our factory. We also have quality control procedures in place at all key stages of our wafer, PV cell and PV module production processes. In addition, all of our wafers, PV cells and PV modules are tested before they are used in the next manufacturing step or sent to our warehouse for sale. If a problem is detected, a failure analysis is performed to determine the cause. To ensure the accuracy and effectiveness of our quality assurance procedures, we provide ongoing training to our production line employees. Our senior management team is actively involved in establishing quality assurance policies and managing quality assurance performance on a continuous basis.

We have received many types of international certifications for our products and quality assurance programs, which we believe demonstrates our technological capabilities and foster customer confidence. The following table sets forth the major certifications we have received and major test standards our products have met as of December 31, 2007:

Certification or Test Dates	Certification or Test Standard	Relevant Products

February 2004, and renewed in December 2006	ISO 9001: 2000 quality system certification, established by the International Organization for Standardization, an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes.	The design and manufacture of PV application system controller, integrated inverter and controller; the manufacture of multicrystalline polysilicon wafers, crystalline silicon PV cells and modules

April 2004 and renewed in December 2006	UL certification, authorized by Underwriters Laboratories Inc., an independent, not-for-profit product- safety testing and certification organization in the United States; evaluated in accordance to USL (Standard for Safety, Flat-Plate Photovoltaic Modules and Panels, UL 1703) and CNL (Canadian Other Recognized Document, ULC/ORD-C1703-01, Flat-Plate Photovoltaic Modules and Panels).	Certain models of PV modules

June 2004, June 2006 and February 2007	IEC 61215: 1993 test standard, administered by Arizona State University Photovoltaic Testing Laboratory. An international test standard recognized by the United States for crystalline silicon PV modules, providing assurance that the product is reliable and durable.	Certain models of PV modules

August 2004, January 2006, February 2007, May 2007 and July 2007 January 2007	TÜV certification, conducted by TÜV Immissionsschutz und Energiesysteme GmbH, an independent approval agency in Germany, against the requirements of Safety Class II Test on PV modules.	Certain models of PV modules

Certification or Test Dates	Certification or Test Standard	Relevant Products

January 2007	ISO 14001 certification for environment management system.	Manufacturing of wafer, cell, module and related services; design, manufacturing of PV system, inverter and related services and administration.

Markets and Customers

In 2003, we sold most of our products in China.  Starting from 2004, our sales to foreign markets increased significantly. Germany became our largest market in 2004 and accounted for 66.8%, 65.5% and 61.2% of our total revenues in 2004, 2005 and 2006, respectively. In 2004 and 2005, China was our second largest market and accounted for 23.9% and 15.7% of our total revenues, respectively. Spain was our second largest market in 2006 and accounted for 14.3% of our total revenues in 2006. In 2007, Spain became our largest market and accounted for 64.2% of our total revenues in 2007. For a breakdown of our net revenues by geographic regions in 2005 and for the period from January 1, 2006 through September 4, 2006 and the period from August 7, 2006 (date of inception) through December 31, 2006 and 2007, see note 20 to our audited consolidated financial statements included elsewhere in this annual report. For the revenue contributions by our customers that individually accounted for greater than 10% of our net revenues for 2005, the period from January 1, 2006 through September 4, 2006 and the period from August 7, 2006 (date of inception) through December 31, 2006 and 2007, see note 2(c) to our audited consolidated financial statements included elsewhere in this annual report.

The products that we sell outside of China are primarily PV modules. These modules are sold primarily to installers, PV system integrators, property developers and other value-added resellers, who incorporate our PV modules into large on-grid integrated PV systems with batteries, inverters, mounting structures and wiring systems. In China, we have historically sold our PV modules primarily to government organizations, PV system integrators, telecommunications and broadcasting companies, solar lighting system manufacturers, traffic control equipment manufacturers and waterways inspection system installers for uses in various PV systems.

We sell our PV modules typically through supply contracts with a term of less than one year and are obligated to deliver PV modules according to pre-agreed prices and schedules.

Sales and Marketing

We seek to establish long-term sales channels in major international markets for PV modules, including Germany, Spain and the United States. We market and sell our PV modules in these countries directly to a selected number of PV system integrators and installers. We target these customers because we believe our relationships with these PV system integrators and installers enable us to (i) participate in large projects in international markets, (ii) enter new markets more easily, quickly and cost-effectively, (iii) leverage the marketing capabilities of other companies, and (iv) attract new customers.

We sell our integrated PV systems in China to end-users directly or to large contractors who use our PV systems in their electricity projects. We employ a total of approximately 30 marketing and sales personnel at our headquarters in Baoding and also in Chengdu and Tibet. We target our sales and marketing efforts at companies in selected industry sectors, including telecommunications, public utilities and transportation. We believe we are one of the leading suppliers of integrated PV systems to mobile communications companies in China based on the wattage of PV systems installed. We believe the recent adoption of China’s Renewable Energy Law and the PRC government’s commitment to develop renewable energy sources will contribute to rapid growth of the PV market in China. We plan to leverage our existing relationships with end-users to increase our sales in China, especially our sales of PV systems. As part of our effort to expand overseas, we have built a sales team of 11 representatives located in Germany, Spain, Italy and Greece, and expect to further expand our overseas sales force.

In order to avoid brand confusion and build more direct relationships with our customers, we generally do not use sales agents and have actively promoted our brand name through participation in trade shows and exhibitions and advertisements on newspapers and trade magazines.

Customer Support and Services

We provide customer support and service in China through dedicated teams of technical service personnel located in Baoding, Chengdu and Tibet. Our customer support and service teams coordinate their activities with the marketing, technology, quality and manufacturing departments.

Our PV modules are typically sold to customers outside China with a two-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year limited warranty against declines of more than 10.0% and 20.0% in output performance, respectively, from the initial power generation capacity at the time the product is sold. In connection with our PV system installation projects in China, we provide a one- to five-year warranty for our modules, storage batteries, controllers and inverters. Because we have sold our products for less than five years and some of our warranties last for up to 25 years, it is difficult to estimate future incidence of our product failures and associated warranty costs. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Unsatisfactory performance or defects in our products may cause us to incur warranty expenses, damage our reputation and cause our sales to decline.”

Intellectual Property

We have registered our trademarks “Yingli” and “Songzan” in China and applied for registration of a new trademark “Yingli Solar” in China in June 2006. We have also registered “Yingli Solar” in a number of foreign jurisdictions where we sell or plan to sell our products, including all members of the European Union, the United States and Canada. We have not applied for any patents and relies primarily on trade secret protections and employee and third-party confidentiality agreements to safeguard our intellectual property. Other than the know-how available in the public domain, we have developed in-house unpatented technical know-how that we use to manufacture our products. Many elements of our manufacturing processes involve proprietary know-how, technology or data, either developed by us in-house or transferred to us by our equipment suppliers, which are not covered by patents or patent applications, including technical processes, equipment designs and algorithms. We have taken security measures to protect these elements. Substantially all of our research and development personnel are parties to confidentiality, non-competition and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop during their terms of employment with us. We also take other precautions, such as internal document and network assurance and using a separate dedicated server for technical data. We have not had any material intellectual property claims since our inception. See “Item 3.D. Risk Factor — Risks Related to Us and the PV Industry — Our lack of patent protection inside and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.”

Competition

The PV market is intensely competitive and rapidly evolving. The number of PV product manufacturers is rapidly increasing due to the growth of actual and forecast demands for PV products and the relatively low barriers to entry. If we fail to attract and retain customers in our target markets for our current and future core products, namely PV modules and PV systems, we will be unable to increase our revenues and market share.

Since 2004, the significant majority of our revenues have been derived from overseas markets, particularly Germany, and increasingly, Spain, Italy and the United States, and we expect these trends to continue. A portion of our revenues are also derived from China. In these markets, we often compete with local and international producers of PV products that are substantially larger than us, including the solar energy divisions of large conglomerates, such as BP Solar and Sharp Corporation, PV module manufacturers, such as SunPower Corp. and Suntech Power Holdings Co., Ltd., and integrated PV product manufacturers, such as SolarWorld AG and Renewable Energy Corporation.

With respect to PV modules, we compete primarily in terms of price, reliability of delivery, consistency in the average wattage of our PV modules, durability, appearance and the quality of after-sale services. We believe our efficient use of raw materials, including our use of polysilicon scraps, combined with our access to low cost labors and facilities in China, make our PV modules competitive in overseas markets. We sell small commercial, personal and home-use PV systems primarily in China where we have competitive advantages over our overseas competitors because of our closer proximity to customers in China and better understanding of their needs. With respect to large integrated PV system projects, we compete primarily in terms of price, design and construction experience, aesthetics and conversion efficiency.

Environmental Matters

Our manufacturing processes generate noise, waste water, gaseous waste and other industrial waste. We have installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the wastes generated in our manufacturing process. The most significant environmental contaminant we generate is waste water. We have built special facilities to filter and treat waste water generated in our production process and recycle the water back into our production process. The other major environmental contaminant we generate is gaseous waste. We treat such gas in our special facilities to reduce the contaminant level to below the applicable environmental protection standard before discharging the gas into the atmosphere. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities. The Chinese national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, require the payment of fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend the operation of any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage. No such penalties have been imposed on us or our subsidiary, and we believe that we have complied with applicable environmental regulations and standards in all material respects and have all environmental permits necessary to conduct our business. We are not aware of any pending or threatened environmental investigation proceeding or action by any governmental agency or third party.

Insurance

We maintain a property insurance policy covering 100% of the book value of our equipment, facilities and inventory. The insurance policy covers losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our inventory and fixed assets amounted to approximately RMB 2,741 million as of the date of this annual report. We also maintain insurance policies in respect of marine, air and inland transit risks of our products. We also purchase personal injury insurance and accidental medical care insurance for our employees who go abroad for system installation projects. In addition, we have obtained product liability insurance coverage. The insurance policy covers bodily injuries and property damages caused by the products we sold, supplied or distributed up to specified limits. We do not maintain any insurance coverage for business interruption or key-man life insurance on our executive officers. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations.

PRC Governmental Regulations

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China. Certain of these regulations and requirements, such as those relating to tax, equity joint ventures, foreign currency exchange, dividend distribution, regulation of foreign exchange in certain onshore and offshore transactions, and regulations of overseas listings, may affect our shareholders’ right to receive dividends and other distributions from us.

Renewable Energy Law and Other Government Directives

In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006. The Renewable Energy Law sets forth policies to encourage the development and use of solar energy and other non-fossil energy. The Renewable Energy Law sets forth the national policy to encourage and support the use of solar and other renewable energy and the use of on-grid generation. It also authorizes the relevant pricing authorities to set favorable prices for the purchase of surplus electricity generated by solar and other renewable power generation systems.

The law sets forth the national policy to encourage the installation and use of solar energy water-heating systems, solar energy heating and cooling systems, PV systems and other solar energy utilization systems. It also provides financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects. In January 2006, China’s National Development and Reform Commission promulgated two regulations to implement the Renewable Energy Law. These regulations set forth specific measures for setting prices for electricity generated by solar and other renewal power generation companies and in sharing additional expenses occurred. The regulations further allocate the administrative and supervisory authorities among different government agencies at the national and provincial levels and provide responsibilities of electricity grid companies and power generation companies with respect to the implementation of the Renewable Energy Law.

China’s Ministry of Construction issued a directive in June of 2005, which seeks to expand the use of solar energy in residential and commercial buildings and encourages the increased application of solar energy in townships. In addition, China’s State Council promulgated a directive in June of 2005, which sets forth specific measures to conserve energy resources and encourage exploration, development and use of solar energy in China’s western areas, which are not fully connected to electricity transmission grids, and other rural areas.

On April 28, 2007, China’s National Development and Reform Commission issued a Circular on the Eleventh Five-year Plan for the Development of High-Technology Industry, pursuant to which China encourages the production of energy materials, including the high-quality silicon materials for solar cell, in order to establish the independent research and production system of new energy materials.

In July 2007, the PRC State Electricity Regulatory Commission issued the Supervision Regulations on the Purchase of All Renewable Energy by Power Grid Enterprises which became effective on September 1, 2007. To promote the use of renewable energy for power generation, the regulations require that electricity grid enterprises must in a timely manner set up connections between the grids and renewable power generation systems and purchase all the electricity generated by renewable power generation systems. The regulations also provide that power dispatch institutions shall give priority to renewable power generation companies in respect of power dispatch services provision.

On September 4, the National Development and Reform Commission, or NDRC, implemented the National Medium- and Long-Term Programs for Renewable Energy, or MLPRE, aiming to raise consumption of electricity from renewable sources to 10% and 15% of total electricity consumption by 2010 and 2020, up from 7.5% in 2005, which highlights the government’s long-term commitment to the development of renewable energy.

On October 28, 2007, the Standing Committee of the National People’s Congress adopted amendments to the PRC Energy-saving Law, which sets forth policies to encourage the energy saving in manufacturing, civic buildings, transportation, government agents and utilities sectors. The amendments also seek to expand the use of the solar energy in construction areas.

Environmental Regulations

Our manufacturing processes generate noise, waste water, gaseous waste and other industrial waste. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of the PRC on the Prevention and Control of Water Pollution, Implementation Rules of the Law of the PRC on the Prevention and Control of Water Pollution, the Law of the PRC on the Prevention and Control of Air Pollution, Implementation Rules of the Law of the PRC on the Prevention and Control of Air Pollution, the Law of PRC on the Prevention and Control of Solid Waste Pollution, and the Law of the PRC on the Prevention and Control of Noise Pollution.

Equity Joint Ventures

Tianwei Yingli, as a Sino-foreign equity joint venture enterprise, is an equity joint venture subject to certain PRC laws and regulations. Equity joint ventures as a form of foreign investment permitted in China, are primarily governed by the following laws and regulations:

•	The Company Law (1993), as amended;

•	The Law on Sino-Foreign Equity Joint Venture Enterprises (1979), as amended; and

•	Rules on Implementation of the Law on Sino-Foreign Equity Joint Venture Enterprises (1983), as amended.

An equity joint venture is a limited liability company under PRC law and its establishment is subject to the approval of MOFCOM or its authorized local counterpart where such equity joint venture is located. The board of directors is the highest authority of an equity joint venture and has the power to decide all matters important to the equity joint venture. Each director is appointed for a term of three years and may serve consecutive terms if appointed by the party by which he or she was originally appointed. Each director may be removed by its appointing party, at any time, with or without cause and may be replaced by a nominee appointed by such party before the expiration of such director’s term of office.

Resolutions of the board of directors of an equity joint venture involving any matters may be adopted by the affirmative vote of a simple majority of all directors present in person or by proxy at a meeting of the board, except that resolutions involving the following matters require a unanimous approval of all directors present in person or by proxy at the meeting of the board:

•	amendment to the articles of association of the equity joint venture;

•	merger of the equity joint venture with another entity;

•	division of the equity joint venture;

•	termination or dissolution of the equity joint venture; and

•	increase, reduction or transfer of the registered capital of the equity joint venture.

Tax

Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC GAAP and PRC tax laws and regulations. In accordance with the FIE Income Tax Law and the related implementation rules, foreign invested enterprises established in the PRC are generally subject to an income tax rate of 33.0% (consisting of 30.0% enterprise income tax and 3.0% local income tax). The FIE Income Tax Law and the related implementing rules provide certain favorable tax treatments to certain foreign invested enterprises. PRC domestic companies had been governed by the Enterprise Income Tax Provisional Regulations of the PRC and were generally subject to an enterprise income tax rate of 33.0%, although those enterprises that qualified as “high and new technology enterprises” and were registered and operate in “national high-tech zones” were entitled to a preferential income tax rate of 15.0%.

On March 16, 2007, the EIT Law was enacted and became effective on January 1, 2008. On December 6, 2007, the PRC State Council issued the implementation rules of the EIT Law, which also became effective on January 1, 2008. The EIT Law adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revokes the current tax exemption, reduction and preferential treatments only applicable to foreign-invested enterprises. On December 26, 2007, the PRC government issued detailed implementation rules regarding the applicable tax rates during the transition period, which became effective upon promulgation. In accordance with the new PRC tax law and regulations, enterprises that were established and enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy such preferential tax treatments, and (1) in the case of preferential tax rates, the enterprise income tax rate of such enterprises will gradually transition to the uniform 25% enterprise income tax rate by January 1, 2013, or (2) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

Under the EIT Law, “high and new technology enterprises” would be entitled to a preferential tax rate of 15%. The Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises on April 14, 2008, or the Hi-tech Enterprises Recognition Regulations. Unlike the FIE Income Tax Law, the EIT Law and its implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises”, to the extent such dividends have their source within the PRC.

Further, under the EIT Law, enterprises established under the laws of foreign countries or regions whose “de facto management bodies” are located within the PRC territory are considered resident enterprises and will normally be subject to the enterprise income tax at the rate of 25% on its global income. Substantially all of our management is currently located in the PRC, and if they remain located in the PRC after the effective date of the EIT Law, Yingli Green Energy may be considered a resident enterprise and therefore be subject to the enterprise income tax at the rate of 25% on its global income.

Tianwei Yingli, which is registered and operates in a “national high-tech zone” in Baoding, China, qualified as a “high and new technology enterprise” under the FIE Income Tax Law and as a result had been entitled to a preferential income tax rate of 15.0% through 2007. In accordance with the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and the related implementation rules, as a foreign invested enterprise primarily engaged in manufacturing, Tianwei Yingli was entitled to a two-year exemption from the 15.0% enterprise income tax for its first two profitable years following its conversion into a Sino-foreign equity joint venture company, specifically 2007 and 2008, for purposes of relevant PRC tax regulations. Tianwei Yingli was thereafter expected to be entitled to a preferential enterprise income tax rate of 7.5% for the succeeding three years, or until 2011. Yingli Green Energy was also exempted from the withholding tax on dividends it would receive from Tianwei Yingli.

Under the EIT Law, Tianwei Yingli will continue to be entitled to the two-year exemption and three-year half reduction preferential treatment for the period from 2007 to 2011. As no clarification or administrative measures relating to “high and new technology enterprises” were issued by the relevant government authorities under the State Council until April 2008, Tianwei Yingli could not qualify as a “high and new technology enterprise” as of December 31, 2007 and therefore continues to enjoy its previous unexpired tax holiday which will be applied to the new tax rate of 25%, resulting in tax rates of 0%, 12.5%, 12.5%, 12.5% for the calendar years from 2008 to 2011 and 25% thereafter. As Yingli China and Yingli Beijing were established in October 2007 and November 2007, respectively, Yingli China and Yingli Beijing’s income tax rate will be 25% starting from January 1, 2008. If Yingli China and Yingli Beijing were to qualify as a “high and new technology enterprise”, they will benefit from a preferential tax rate of 15% subject to the more detailed implementation rules to be adopted in the future. Otherwise, the applicable tax rate of Yingli China and Yingli Beijing will be the unified tax rate of 25% under the EIT Law. For risks and uncertainties related to the EIT Law, see “Item 3.D. Risk Factors — Risks Related to Doing Business in China — A newly enacted PRC tax law could increase the enterprise income tax rate applicable to our principal subsidiaries in China, which could have a material adverse effect on our results of operations.”

Value Added Tax

Pursuant to the Provisional Regulation of China on Value Added Tax and their implementation rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay value added tax at a rate of 17.0% of the gross sales proceeds received, less any deductible value added tax already paid or borne by the taxpayer. In addition, when exporting goods, the exporter is entitled to a portion of or all the refund of value added tax that it has already paid or borne. Tianwei Yingli’s imported raw materials that are used for manufacturing export products and are deposited in bonded warehouses are exempt from import value added tax.

Foreign Currency Exchange

Foreign currency exchange in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996).

Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade- and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of, and/or the registration with, the PRC State Administration of Foreign Exchange, or SAFE or its local branches.

Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE or its local branches. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the National Reform and Development Commission or their local counterparts. Currently, the PRC laws and regulations do not provide clear criteria as to how to obtain the SAFE approval. The SAFE and its local branches have broad discretion as to whether to issue the SAFE approval.

Dividend Distribution

The principal regulations governing distribution of dividends paid by Sino-foreign equity joint venture enterprises include:

•	The Company Law (1993), as amended;

•	The Law on Sino-Foreign Equity Joint Venture Enterprises (1979), as amended; and

•	Rules on Implementation of the Law on Sino-Foreign Equity Joint Venture Enterprises (1983), as amended.

Under these regulations, Sino-foreign equity joint venture enterprises in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC GAAP. The board of directors of a Sino-foreign equity joint venture enterprise has the discretion to allocate a portion of its after-tax profits to reserve funds, employee bonus and welfare funds and enterprise development funds, which may not be distributed to equity owners as dividends.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005, and was further supplemented by an implementing notice issued by the SAFE on November 24, 2005. SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. SAFE Notice 75 states that Chinese residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “Chinese legal person residents” as used in the SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of China. The term “Chinese natural person residents” as used in the SAFE Notice 75 includes all Chinese citizens and all other natural persons, including foreigners, who habitually reside in China for economic benefit. The SAFE implementing notice of November 24, 2005 further clarifies that the term Chinese natural person residents as used under SAFE Notice 75 refers to those “Chinese natural person residents” defined under the relevant PRC tax laws and those natural persons who hold any interests in domestic entities which are classified as “domestic-funding” interests.

Chinese residents are required to complete amended registrations with the local SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. Chinese residents are also required to complete amended registrations or filing with the local SAFE branch within 30 days of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. Chinese residents who have already incorporated or gained control of offshore entities that have made onshore investment in China before SAFE Notice 75 was promulgated must register their shareholding in the offshore entities with the local SAFE branch on or before March 31, 2006.

Under SAFE Notice 75, Chinese residents are further required to repatriate back into China all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

To further clarify the implementation of Circular 75, the SAFE issued Circular No. 106 on May 29, 2007. Under Circular No. 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.

Regulations of Employee Share Options

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Person Foreign Exchange, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under the current account and the capital account. In January 2007 SAFE issued the implementation rules for the PBOC Regulation which, among others, specified the approval requirement for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plan or stock options plan of an overseas listed company. On March 28, 2007, SAFE promulgated the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participating in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule, to further clarify the formalities and application documents in connection with the subject matter. Under the Stock Option Rule, PRC individuals who will participate in the employment stock ownership plan or the stock option plan of an overseas listed company are required to appoint a domestic agent to deal with the relevant foreign exchange matters in the PRC. For participants of an employment stock ownership plan, an overseas custodian bank should be retained by the domestic agent to hold on trusteeship all overseas assets held by such participants under the employment stock ownership plan. In the case of a stock option plan, a financial institution with stock brokerage qualification at the place where the overseas listed company is listed or a qualified institution designated by the overseas listed company is required to be retained to handle matters in connection with exercise or sale of stock options for the stock option plan participants. For participants who had already participated in an employment stock ownership plan or stock option plan before the date of the Stock Option Rule, the Stock Option Rule requires their domestic employers or domestic agents to make up for the relevant formalities within three months of the date of the Stock Option Rule. The failure to comply with the Stock Option Rule may subject the plan participants, the company offering the plan or the relevant intermediaries, as the case may be, to penalties under PRC foreign exchange regime. However, as these rules have only been recently promulgated, it is currently unclear as to how these rules will be interpreted and implemented.

We have contacted the Baoding branch of SAFE and attempted to submit documents prepared for their registration. Officials at the local SAFE branch in Baoding acknowledged receipt of such documents but refused to indicate whether they would effect the registration under the Stock Option Rule. We are seeking further guidance from the relevant government authorities and will promptly take all steps to comply with their requirements when they become available.

C.	Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our subsidiaries as of the date of this annual report.

Notes:

(1)	The family trust of Mr. Liansheng Miao, our chairperson and chief executive officer, owns all of the issued and outstanding share capital of Yingli Power. Mr. Miao is also vice chairperson and chief executive officer of Tianwei Yingli. The principal business of Yingli Power is holding of investment securities in Yingli Green Energy. Mr. Miao beneficially owns 100% equity interest in Yingli Group, which transferred its controlling equity interest in Tianwei Yingli to us as part of the restructuring. See “Item 4.A. History and Development of the Company — Restructuring.”

(2)	Indicates jurisdiction of incorporation.

(3)	Includes Inspiration Partners Limited, Baytree Investments (Mauritius) Pte Ltd, an affiliate of Temasek Holdings (Private) Limited, and a number of other investors who were holders of our Series A and Series B preferred shares or holders of the mandatory exchangeable notes issued by Yingli Power prior to our initial public offering. See “Item 4.A. History and Development of the Company — Private Equity Investments and Other Financings Following the Restructuring” and “Item 6.E. Share Ownership.”

(4)	The principal business of Tianwei Baobian is the manufacture of large electricity transformers. The common shares of Tianwei Baobian are listed on the Shanghai Stock Exchange. Tianwei Baobian is controlled and 51.1% owned by Baoding Tianwei Group Co., Ltd., or Tianwei Group, a wholly state-owned limited liability company established in the PRC, which is in turn controlled by the State-owned Assets Supervision and Administration Commission of the Baoding Municipal Government in Hebei Province of the PRC, or Baoding SASAC. In September 2007, Baoding SASAC entered into an agreement to transfer its equity interest in Tianwei Group to China South, subject to government approvals.

(5)	Indicates the percentage as of the date of this annual report.

(6)	The principal business of Yingli International is the sale and marketing of PV products and relevant accessories and investments in renewable energy projects.

(7)	The principal business of Tianwei Yingli is the design, manufacture and sale of PV modules and the design, assembly, sale and installation of PV systems.

(8)	The principal business of Yingli China is the research, manufacture, sale and installation of renewable energy products.

(9)	The principal business of Chengdu Yingli is the sale of PV modules and PV systems.

(10)	The principal business of Tibetan Yingli is assembly of PV modules and sale and installation of PV systems. The remaining 50% equity interest of Tibetan Yingli is owned, as to 30%, by Weiping Yu, vice chairperson of Tibetan Yingli and, as to the other 20%, by Tibetan Energy Demonstration Center, an entity wholly owned by the Tibetan Bureau of Technology, a Tibetan government agency. Tibetan Yingli was initially established as a joint venture enterprise with the Tibetan Bureau of Technology, through the Tibetan Energy Demonstration Center, in order to comply with a mandate of the Tibetan government to foster regulated competition in its solar energy industry. Neither Mr. Yu nor Tibetan Energy Demonstration Center is otherwise affiliated with us.

(11)	The principal business of Dongfa Tianying is the manufacture and sale of tempered glass and related accessories.

(12)	The principal business of Tibet Keguang is the assembly of PV modules.

(13)	The principal business of Yingli Europe is the sale and marketing of PV products and relevant accessories in Europe.

(14)	The principal business of Yingli Beijing is the sale and manufacture of PV modules and PV system.

(15)	The principal business of Yingli Greece is the production, sale and marketing of PV products and relevant products in Greece, Cyprus, the Balkans and the Middle East.

(16)	The principal business of Yingli Shuntong is freight logistics services.

D.	Property, Plant and Equipment

We are headquartered at No. 3055 Fuxing Middle Road in the National New and High-technology Industrial Development Zone located in Baoding, China, where we own eight buildings with an aggregate floor area of approximately 17,718 square meters and the right to use the underlying land of approximately 36,277 square meters for 50 years. We also lease a factory building of approximately 2,083 square meters adjacent to our headquarters as a supplemental PV module manufacturing site. At our Baoding facility, approximately 4,328 square meters of floor area are used for wafer and PV cell production, approximately 6,491 square meters are used for PV module production and approximately 2,626 square meters are used as administrative space.

We have obtained the right to use a parcel of land of approximately 207,631 square meters near our headquarters where we are constructing facilities for the new expansion project launched in April 2006. In addition, on October 8, 2007, Yingli China entered into a contract with Baoding Chengzhan Alu-plastic Manufacturing Company, or Baoding Chengzhan, pursuant to which Yingli China acquired from Baoding Chengzhan several factory buildings and office buildings with an aggregate floor area of approximately 9,002 square meters and the right to use the underling land of approximately 15,443 square meters. Yingli China is now conducting real estate title registration formalities with the real estate authorities for such buildings and land.

Chengdu Yingli is located at No. 399 Wulong Road, Xindu Industrial District, Chengdu, Sichuan, China, where it leases an office space of approximately 1,051 square meters. Tibetan Yingli is located at No. 93 Beijing Middle Road, Lhasa, Tibet, China, where it leases an office space of approximately 600 square meters and another office space of 1,879 square meters located at No. 269 Luding South Road, Lhasa. In addition, Tibetan Yingli owns a factory building and an office building with an aggregate floor area of approximately 1,957 square meters and the right to use the underlying land of approximately 40,000 square meters.

Item 4A.	Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Risk Factors” or in other parts of this annual report.

The following discussion and analysis of our financial condition and results of operations includes a summary of the unaudited combined results of operations of us and our predecessor, Tianwei Yingli, for the periods indicated. In our discussion of the results for the year ended December 31, 2006, we refer to certain line items in the statement of income as “combined” for comparative purposes. These combined amounts represent the addition of the amounts for certain income statement line items of Tianwei Yingli, our predecessor, for the period from January 1, 2006 through September 4, 2006, and the amounts for the corresponding income statement line items of us, for the period from August 7, 2006 (date of inception) through December 31, 2006. For the period from August 7, 2006 (date of inception) through September 4, 2006, during which the financial statements of the predecessor and those of Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations. The unaudited combined financial data for the year ended December 31, 2006 do not comply with U.S. GAAP or the rules relating to pro forma presentation. We are including these unaudited combined amounts to supplementally provide information which we believe will be helpful to gaining a better understanding of our results of operations and improve the comparative period-to-period analysis. These unaudited combined amounts do not purport to represent what our results of operations would have been in such periods if Yingli Group had transferred its 51% equity interest in Tianwei Yingli to us on January 1, 2006.

A.	Operating Results

Overview

We are one of the leading vertically integrated PV product manufacturers in the world. Through Tianwei Yingli, our principal operating subsidiary based in China, we design, manufacture and sell PV modules, and design, assemble, sell and install PV systems. We sell PV modules to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, China and the United States. Currently, we also sell PV systems primarily to customers in China.

Our production capacity and operations have grown significantly since we completed construction of our first manufacturing facilities for PV modules in 2002. We use most of the polysilicon ingots and wafers and PV cells we produce for the production of PV modules, which we sell to third party customers. We sold 11.9 megawatts, 51.3 megawatts and 142.5 megawatts of PV modules in 2005, 2006 and 2007, respectively.

The most significant factors that affect our financial performance and results of operations are:

•	industry demand;

•	government subsidies and economic incentives;

•	capacity;

•	availability and price of polysilicon;

•	vertically integrated manufacturing capabilities;

•	competition and product pricing; and

•	manufacturing technologies.

Industry Demand

Our business and revenue growth depend on the market demand for PV products. Although solar power technology has been used for several decades, the PV market grew significantly only in the past several years.

According to Solarbuzz, the global PV market, as measured by annual PV system installation, increased from 345 megawatts in 2001 to 2,826 megawatts in 2007. Solarbuzz’s “Balanced Energy” forecast scenario forecasted global PV industry revenues and PV system installations to be US$12.8 billion and 6,179 megawatts in 2012, respectively. Demand tends to be lower in the first quarter than in the subsequent three quarters in a given year, primarily because of adverse weather conditions in our key markets, such as Germany, which complicate the installation of solar power systems.

Government Subsidies and Economic Incentives

We believe that the near-term growth of the market for PV products depends largely on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of electrical power generated from conventional fossil fuels such as coal and natural gas. As a result, governments in many countries, including Germany, Spain, Italy, the United States, Japan and China, have provided subsidies and economic incentives for the use of renewable energy such as solar power to reduce dependency on conventional fossil fuels as a source of energy. These subsidies and economic incentives have been in the form of capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and manufacturers of solar power products, including PV products. The demand for our PV modules and PV systems in our current, targeted or potential markets is affected significantly by these government subsidies and economic incentives.

Capacity

In order to take advantage of the rapidly increasing market demand for PV products, we have expanded, and plan to continue to expand, our manufacturing capacity significantly. We started producing PV modules in 2002 with initial production capacity of three megawatts, polysilicon ingots and wafers in October 2003 with initial production capacity of six megawatts and PV cells in March 2004 with initial annual manufacturing capacity of three megawatts. In accordance with our business model of a vertically integrated PV product manufacturer, we had expanded our manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules to 200 megawatts as of December 31, 2007.

The size of production capacity has a significant bearing on the profitability and competitive position of PV product manufacturers. Increased production capacity generates greater revenues through the production and sales of more PV products and also contributes to reduced manufacturing costs through economies of scale. Achieving economies of scale from expanded production capacity is critical to our maintaining competitive position in the PV industry as manufacturers with greater economies of scale can obtain a greater market share of the PV products by offering their products at a more competitive price by virtue of their greater ability to obtain volume discounts from their raw material suppliers and have other bargaining leverage.

We currently plan to expand our annual manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules to 400 megawatts by the end of 2008 through an expansion project to be conducted by Tianwei Yingli and to 600 megawatts by the end of 2009 through a new construction project to be conducted by Yingli China in Baoding, China. We expect that achieving the same level of manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules will improve our profit margins, as we will no longer need to engage third-party PV cell manufacturers to process a portion of our excess wafers into PV cells for us.

Availability and Price of Polysilicon

High purity polysilicon and polysilicon scraps are the most important raw materials used in our manufacturing process. Over the past few years, polysilicon suppliers have been raising their prices and adding manufacturing capacity in response to growing demand from the PV and semiconductor industries. Our average purchase price of polysilicon per kilogram, calculated based on the total contract price for the quantity of polysilicon purchased under these contracts during the relevant period of time, has increased by 185.5% in 2006 compared to 2005 and by 30.2% in 2007 compared to 2006. The increasing price of polysilicon has driven up our manufacturing costs in the past three years and may further drive up our manufacturing costs notwithstanding our continuing efforts to use polysilicon more efficiently.

We believe the average price of polysilicon will remain high in the near term due to the continued strong demand for polysilicon resulting from the rapid growth of the PV industry, the significant lead time required for building additional capacity for polysilicon production and significant competing demand for polysilicon from the semiconductor industry. The average price of polysilicon over the medium- to long-term will, however, depend on a number of factors, including the scope and progress of current and future manufacturing capacity expansion plans of the polysilicon suppliers, the level of demand for polysilicon from the PV and the semiconductor industries and any changes in government regulations and subsidies in respect of PV and other alternative energy industry that may significantly affect the demand outlook for polysilicon. We believe that none of these factors can be predicted with reasonable certainty as of the date of this annual report, and the average price of polysilicon may increase or decrease significantly over the medium- to long-term as a result of any combination of such factors. Building polysilicon manufacturing lines generally requires significant upfront capital commitment and it typically takes an average of 18 to 24 months to construct a manufacturing line and put it into production. As a result, polysilicon suppliers are generally willing to expand their production capacity only if they are certain of sufficient potential customer demand to justify such capital commitment. Therefore, polysilicon suppliers typically require customers to make a certain percentage of an initial advance payment followed by additional advance payments of the remaining balance in advance of shipment. As a result, the purchase of polysilicon has required, and will continue to require, us to make significant working capital commitments beyond the capital generated from our cash flows from operations. We are required to maintain adequate cash position to continue to support our purchases of raw materials.

Our process technology enables us to increase our utilization of polysilicon scraps in the production of ingots and wafers. In addition, we also plan to utilize polysilicon scraps and lower-grade polysilicon to produce monocrystalline silicon suitable for combining into our production of ingots and wafers to reduce manufacturing costs. The price of polysilicon scraps has historically been significantly lower than the price of high purity polysilicon. However, due to the PV industry’s growing demand for polysilicon scraps, prices of polysilicon scraps have also been increasing.

The increase in demand for polysilicon which outpaced the increase in polysilicon manufacturing capacity has caused polysilicon supply shortages in the PV industry since 2004, and we have from time to time experienced late or failed deliveries and supply shortages. To date, such late or failed deliveries and supply shortages have had no material effect on our output level. As the PV industry continues to grow, the availability of high purity polysilicon and polysilicon scraps will, to a large extent, determine the output of PV product manufacturers. Failure to obtain sufficient quantities of high purity polysilicon and polysilicon scraps could limit our ability to expand our manufacturing capacity as currently planned and consequently decrease our revenues. We expect that the supply of high purity polysilicon and polysilicon scraps will continue to be tight in the near future.

In order to secure adequate and timely supply of high purity polysilicon and polysilicon scraps, we have entered into various purchase agreements and memorandums of understanding with local and foreign suppliers, including the world’s major polysilicon suppliers. As of the date of this annual report, we have secured more than 80% of our estimated polysilicon needs for 2008 based on our current capacity expansion plan. However, we cannot assure you that we will be able to secure sufficient quantities of polysilicon and polysilicon scraps to support the expansion of our manufacturing capacity as currently planned. See “Items 3.D. Risk Factors — Risks Related to Us and the PV Industry — We are currently experiencing and may continue to experience an industry-wide shortage of polysilicon. Our failure to obtain sufficient quantities of polysilicon in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which will reduce, and limit the growth of, our manufacturing output and revenue.”

Historically, the effect of the increase in the cost of polysilicon has been partially offset by our greater scalability of operations, increasingly efficient use of polysilicon and improvements in our process technologies and increased price of PV modules. Our cost of revenues for the sale of PV modules as a percentage of net revenues from the sale of PV modules increased from 69.8% in 2005 to 71.9% in 2006 on a combined basis and to 76.1% in 2007.

Vertically Integrated Manufacturing Capabilities

We believe our vertically integrated business model offers us several advantages, particularly in areas of cost reduction and quality control, over our competitors that depend on third parties to source core product components. First, the vertical integration enables us to capture margins at every stage of the PV product value chain in which we are engaged. Second, by streamlining our manufacturing processes, we can reduce production costs and costs associated with toll manufacturing, packaging and transportation as well as breakage loss that occur during shipment between various production locations associated with toll manufacturing arrangements. Toll manufacturing is a type of contract manufacturing frequently used in the PV industry, under which part of the manufacturing process is outsourced to qualified third parties, or toll manufacturers. The raw materials used by toll manufacturers are usually supplied by the outsourcing company in order to control sourcing quality. In our case, toll manufacturing arrangements have been limited to sending a portion of our wafers to third-party PV cell manufacturers and receiving PV cells from them in return. We pay the toll manufacturers a processing fee for such toll manufacturing services. Third, we control operations at substantially all stages of the PV value chain, including research and development, which enables us to more closely monitor the quality of our PV products from start to finish, and design and streamline our manufacturing processes in a way that enables us to leverage our technologies more efficiently and reduce costs at each stage of the manufacturing process. We believe that the synergy effect from our vertically integrated business model has enabled us to reduce the quantity of polysilicon we use to make PV modules, improve the conversion efficiency of our PV cells and reduce the lead time needed to fulfill our customer orders.

Competition and Product Pricing

PV modules, which are currently our principal products, are priced primarily on the basis of the number of watts of electricity they generate and the market price per watt for PV modules. We price our PV modules based on the prevailing market prices at the time we enter into sales contracts with our customers or as our customers place their purchase orders with us, taking into account various factors including, among others, the size of the contract or the purchase order, the strength and history of our relationship with a particular customer and our polysilicon costs. We believe that the quality of our PV products and our low-cost manufacturing capabilities have enabled us to price our products competitively and will further provide us with flexibility in adjusting the price of our products without significantly affecting our profit margins.

Since 2003 and until recently, the average selling price for PV modules has been rising across the industry, due to the high demand for PV modules as well as rising polysilicon costs during the same period. Correspondingly, the average selling price per watt of our PV modules increased from US$3.49 in 2005 to US$3.82 in 2006 on a combined basis and to US$3.86 in 2007 (each computed as the total sales of PV modules divided by the total watts of the PV modules sold during a given period, and translated into U.S. dollars at the noon buying rate at the end of such period as certified by the United States Federal Reserve Board). However, we expect that the prices of PV products, including PV modules, will decline over time due to increased supply of PV products, reduced manufacturing costs from economies of scale, advancement of manufacturing technologies and cyclical downturns in the price of polysilicon. Fluctuations in prevailing market prices may have a material effect on the prices of our PV modules and our profitability, particularly if the price of PV modules declines or if the price of PV modules rises at a slower pace than the cost of polysilicon increases.

We sell our PV modules primarily through sales contracts with a term of less than one year and are obligated to deliver PV modules according to pre-agreed prices and delivery schedules.

Manufacturing Technologies

The advancement of manufacturing technologies is important in increasing the conversion efficiency of PV cells and reducing the production costs of PV products. Because PV modules are priced based on the number of watts of electricity they generate, higher conversion efficiency generally leads to higher revenues from the sale of PV modules.

We are continuously developing advanced manufacturing technologies to increase the conversion efficiency of our PV cells. We employ a number of techniques to reduce our production costs while striving to reach a PV cell conversion efficiency ratio that is on par with or above an acceptable range. First, we use multicrystalline polysilicon, which is less expensive than monocrystalline polysilicon for our feedstock. While multicrystalline polysilicon tends to yield lower conversion efficiency than monocrystalline polysilicon, we believe cost savings from the use of multicrystalline polysilicon outweigh the reduced level of conversion efficiency. Second, we use polysilicon feedstock that mixes high purity polysilicon with polysilicon scraps, which is substantially less expensive than high purity polysilicon, at a ratio which we believe yields an optimal balance of cost and quality. Third, our research and development team continues to focus on finding ways to improve our manufacturing technology and reduce manufacturing costs without compromising the quality of our products.

Net Revenues

We currently derive net revenues from three sources:

•	Sales of PV modules, which are currently our principal source of revenues and are primarily driven by market demand as well as our production capacity;

•	Sales of PV systems, which consist of sales of PV systems and related installation services;

•	Other revenues, which consist primarily of occasional sales of substandard PV cells, wafers and raw materials and to a lesser extent, sales from processing PV cells into PV modules for third-party vendors.

The following table sets forth each revenue source as a percentage of total consolidated net revenues for the periods indicated.

	For the Year Ended December 31,
	2005		2006(1)		2007
		% of Total		% of Total			% of Total
	RMB	Net Revenues	RMB	Net Revenues	RMB	US$	Net Revenues
	(In thousands, except percentage)

Net revenues:
Sales of PV modules	334,013	92.3%	1,530,585	93.4%	4,015,788	550,515	98.9%
Sales of PV systems	8,092	2.2	15,227	0.9	1,952	268	0.1
Other revenues	19,689	5.5	92,969	5.7	41,583	5,700	1.0

Total net revenues	361,794	100.0%	1,638,781	100.0%	4,059,323	556,483	100.0%

Note:

(1)	Represents the addition of the amounts for the specified line items of Tianwei Yingli, our predecessor, for the period from January 1, 2006 through September 4, 2006 and the amounts for the corresponding line items of Yingli Green Energy, for the period from August 7, 2006 (date of inception) through December 31, 2006. The presentation of such combined financial data is not in accordance with U.S. GAAP. For the period from August 7, 2006 (date of inception) through September 4, 2006, during which the financial statements of the predecessor and those of Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations.

Our net revenues are net of business tax, value-added tax, city construction tax, education surcharge and returns and exchanges of products. Key factors affecting our net revenues include the average selling price per watt and wattage of our PV modules sold.

We have been dependent on a limited number of customers for a significant portion of our revenues. In 2005, 2006 on a combined basis and 2007, sales to customers that individually exceeded 10% of our consolidated net revenues accounted for 38.7%, 38.9% and 45.2% of our consolidated net revenues, respectively. Our largest customers have changed from year to year due to the rapid growth of the sales of our PV modules, our diversification into new geographic markets and our ability to find new customers willing to place large orders with us. Customers whose purchases accounted for 10.0% or more of our consolidated net revenue were Conergy, Sunline AG and Incei S.A., one of our shareholders, in 2006 and Acciona Energía S.A., Incei S.A. and Aplicaciones Técnicas de La Energia S.L. in 2007.

We currently sell most of our PV modules to customers located in Europe. The following table sets forth our total consolidated net revenues by geographic region for the periods indicated:

	Year Ended December 31,
	2005		2006(1)		2007
		% of Total		% of Total			% of Total
Country	Revenues	Revenues	Revenues	Revenues	Revenues		Revenues
	RMB		RMB		RMB	US$
	(In thousands, except percentages)

Europe:
Germany	238,984	65.5%	1,009,675	61.2%	889,037	121,876	21.9%
Spain	28,501	7.8	236,069	14.3	2,606,124	357,268	64.2
Italy	1,154	0.3	1,610	0.1	292,836	40,144	7.2
Others	27,403	7.6	86,843	5.3	6,917	948	0.2

Subtotal — Europe	296,042	81.2	1,334,197	80.9	3,794,914	520,236	93.5
China	57,292	15.7	80,968	4.9	61,098	8,376	1.5
Hong Kong	—	—	154,585	9.4	103,794	14,229	2.6
United States	6,462	1.8	40,577	2.4	36,182	4,960	0.9
Other regions	4,985	1.3	39,816	2.4	63,341	8,683	1.5

Total revenues	364,781	100.0%	1,650,143	100.0%	4,059,329	556,484	100.0%

Sales tax and surcharge	(2,987)		(11,362)		(6)	(1)

Total net revenues	361,794		1,638,781		4,059,323	556,483

Note:

(1)	Represents the addition of the amounts for the specified line items of Tianwei Yingli, our predecessor, for the period from January 1, 2006 through September 4, 2006, and the amounts of the corresponding line items of Yingli Green Energy, for the period from August 7, 2006 (date of inception) through December 31, 2006. The presentation of such combined financial data is not in accordance with U.S. GAAP. For the period from August 7, 2006 (date of inception) through September 4, 2006, during which the financial statements of the predecessor and those of Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations.

All of our net revenues from sales of PV systems are currently derived from China.

Cost of Revenues and Operating Expenses

The following table sets forth our gross profit margins, operating profit margins and cost of revenues and operating expenses as percentages of our total net revenues for the periods indicated:

	2005		2006(1)		2007
	RMB		RMB		RMB	US$
	(In thousands, except percentages)

Total net revenues	361,794	100.0%	1,638,781	100.0%	4,059,323	556,483	100.0%
Cost of revenues:
Cost of PV module sales	233,194	64.5	1,100,372	67.1	3,055,474	418,868	75.3
Cost of PV system sales	6,292	1.7	10,939	0.7	1,493	204	—
Cost of other revenues	14,118	3.9	75,172	4.6	45,516	6,240	1.1
Total cost of revenues	253,604	70.1	1,186,483	72.4	3,102,483	425,312	76.4
Gross Profit	108,190	29.9	452,298	27.6	956,840	131,171	23.6
Operating expenses:
Selling expenses:	3,546	1.0	15,459	0.9	109,939	15,071	2.7
General and administrative expenses	19,178	5.3	46,784	2.9	149,813	20,538	3.7
Research and development expenses	1,791	0.5	23,136	1.4	17,545	2,405	0.4
Total operating expenses	24,515	6.8	85,379	5.2	277,297	38,014	6.8
Income from operations	83,675	23.1%	366,919	22.4%	679,543	93,157	16.7%

Note:

(1)	Represents the addition of the amounts for the specified line items of Tianwei Yingli, our predecessor, for the period from January 1, 2006 through September 4, 2006, and the amounts for the corresponding line items of Yingli Green Energy, for the period from August 7, 2006 (date of inception) through December 31, 2006. The presentation of such combined financial data is not in accordance with U.S. GAAP. For the period from August 7, 2006 (date of inception) through September 4, 2006, during which the financial statements of the predecessor and those of Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations.

Cost of Revenues

Our cost of PV module sales consists primarily of:

•	Polysilicon. The cost of high-purity polysilicon and polysilicon scraps is the largest component of our total cost of revenues. We purchase polysilicon from various suppliers, including silicon manufacturers and distributors.

•	Other Raw Materials. Other raw materials include crucibles, silicon carbides, cutting fluid, steel cutting wires, alkaline detergents, metallic pastes, laminate materials, silica gel, tempered glass, aluminum frames, solder, junction boxes, cables, connectors and other chemical agents and electronic components.

•	Toll Manufacturing. We process silicon raw materials into ingots and produce wafers, PV cells and PV modules in-house. As our PV cell production capacity used to be less than the production capacities for our wafers and PV modules, we used to send a portion of excess wafers to third-party PV cell manufacturers and receive PV cells from them under toll manufacturing arrangements which are then used to produce our PV modules. As our PV cell production has reached the same level as our wafer and PV module production through the ramp-up of our production capacity, we have terminated these toll manufacturing arrangements. The cost of producing PV cells through a toll manufacturing arrangement is typically higher than the cost of producing them in-house.

•	Direct Labor. Direct labor costs include salaries and benefits for personnel directly involved in the manufacturing activities.

•	Overhead. Overhead costs include utilities, maintenance of production equipment, land use rights and other ancillary expenses associated with the manufacturing activities.

•	Depreciation of Property, Plant and Equipment. Depreciation of property, plant and equipment is provided on a straight-line basis over the estimated useful life, which is 30 years for buildings, eight to ten years for machinery and motor vehicles and four to five years for electronic equipment and furniture and fixtures, taking into account their estimated residual value. Due to our capacity expansion, depreciation in absolute terms has increased significantly. We expect this trend to continue as we continue to expand our manufacturing capacity and build new facilities to attain annual manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules of 400 megawatts by the end of 2008 and 600 megawatts by the end of 2009.

•	Warranty Cost. Our PV modules are typically sold with a two-year limited warranty for defects in materials and workmanship, and a ten-year and 25-year limited warranty against declines of more than 10.0% and 20.0%, respectively, from the initial power generation capacity at the time the product is sold. Such warranties require us to fix or replace the defected products. We currently accrue the equivalent of 1% of gross revenues for potential warranty obligations. We have not experienced any warranty claims since we started selling PV modules in January 2003. In 2005, 2006 and 2007, we recorded warranty expense of RMB 3.5 million, RMB 15.7 million and RMB 40.1 million (US$5.5 million), respectively.

The cost of PV systems includes the costs of PV modules, batteries, inverters, other electronic components and related materials and labor.

Our cost of revenues is affected primarily by our ability to control raw material costs, achieve economies of scale in our operations and manage our vertically integrated product chain efficiently, which includes our prudent use of toll manufacturing arrangements to fill potential shortfalls in production capacity along the product chain until the disparity between our wafer production capacity and the PV cell production capacity is resolved. Furthermore, we balance automation and manual operation in our manufacturing process, and have been able to increase operating efficiencies and expand our manufacturing capacity cost-effectively.

Gross Profit and Gross Margin

Our gross profit is affected by a number of factors, including the average selling prices for our PV products, the cost of polysilicon, product mix, economies of scale and benefits from vertical integration and our ability to cost-efficiently manage our raw material supply. Our gross profit increased from RMB 108.2 million in 2005 to RMB 452.3 million in 2006 on a combined basis and to RMB 956.8 million (US$131.2 million) in 2007. Our gross profit margin decreased from 29.9% in 2005 to 27.6% in 2006 on a combined basis and to 23.6% in 2007. The decrease in gross margin from 2005 to 2007 was primarily due to a sharp increase in the cost of polysilicon over the same period, which outpaced cost reduction from the improved economies of scale and advancements in our process technologies.

We may continue to face margin compression pressure in the sales of PV modules due to the increase in the market price of polysilicon and intense competition in the PV module market. We have been able to alleviate some of the margin pressure by manufacturing polysilicon ingots using a higher proportion of cheaper low-purity silicon materials. Furthermore, we believe that as our PV business expands and attains parity in production capacity for different phases of our product value chain, economies of scale and benefits from vertical integration, among other factors, will have a positive effect on our gross profit margins over time.

Operating Expenses

Our operating expenses consist of:

•	Selling Expenses, which consist primarily of advertising costs, salaries and employee benefits of sales personnel, sales-related travel and entertainment expenses, amortization of intangible assets (including backlog and customer relationships) and other selling expenses including sales commissions paid to our sales agents. We expect that our selling expenses will increase in the near term as we increase sales efforts, hire additional sales personnel, target new markets and initiate additional marketing programs to build up our brand. However, we expect that the growth in net revenues will outpace the growth in selling expenses and increase the gross margin over time.

•	General and Administrative Expenses, which consist primarily of salaries and benefits for our administrative and finance personnel, bad debt expense, other travel and entertainment expenses, bank charges, amortization of technical know-how, depreciation of equipment used for administrative purposes and share-based compensation expense. We expect the general and administrative expenses will increase in the near term as a percentage of net revenue as we hire additional personnel and incur professional expenses to support our operations as a listed company in the United States. However, we expect that general and administrative expenses will decrease as a percentage of net revenues over time as we achieve greater economies of scale.

•	Research and Development Expenses, which consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and prototype and equipment costs relating to the design, development, testing and enhancement of our products and manufacturing process. We are a party to several research grant contracts with the PRC government under which we receive funds for specified costs incurred in certain research projects. We record such amounts as a reduction to research and development expenses when the related research and development costs are incurred. We expect our research and development expenses (not adjusted for offsets by government grants) to increase as we place a greater strategic focus on PV system sales in overseas markets and as we continue to hire additional research and development personnel and focus on continuous innovation of process technologies for our PV products, including improving the technical know-how to produce ingots and wafers with a higher proportion of polysilicon scraps without compromising the conversion efficiency of our PV cells and modules. We conduct our research and development, design and manufacturing operations in China, where the costs of skilled labor, engineering and technical resources, as well as land, facilities and utilities, tend to be lower than those in more developed countries.

Taxation

Under current laws of the Cayman Islands, we are not subject to income or capital gains tax. Additionally, dividend payments made by us are not subject to withholding tax in the Cayman Islands.

Tianwei Yingli, which is registered and operates in a “national high-tech zone” in Baoding, China, qualified as a “high and new technology enterprise” under the FIE Income Tax Law and as a result has been entitled to a preferential income tax rate of 15.0% through 2007. In accordance with the FIE Income Tax Law and the related implementation rules, as a foreign invested enterprise primarily engaged in manufacturing, Tianwei Yingli was entitled to a two-year exemption from the 15.0% enterprise income tax for its first two profitable years following its conversion into a Sino-foreign equity joint venture company, which are 2007 and 2008 for purposes of relevant PRC tax regulations. Tianwei Yingli was thereafter expected to be entitled to a preferential enterprise income tax rate of 7.5% for the succeeding three years, or until 2011.

On March 16, 2007, the National People’s Congress passed the new Enterprise Income Tax Law, or the EIT Law, which adopts a uniform income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The EIT Law became effective on January 1, 2008. The EIT Law provides a five-year transition period from its effective date for enterprises established before the promulgation date of the EIT Law which were entitled to a preferential tax rate under the then effective tax laws or regulations. Furthermore, under the EIT Law, entities that qualify as “high and new technology enterprises” are entitled to the preferential income tax rate of 15% after the transition period, if any, expires. The Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises on April 14, 2008, or the Hi-tech Enterprises Recognition Regulations. Tianwei Yingli will apply for the recognition of “high and new technology enterprise” in accordance with the new regulations. On December 26, 2007, the PRC government issued detailed implementation rules regarding the applicable tax rates during the transition period. Under the EIT Law and its implementation rules, enterprises that were established and already enjoyed preferential tax treatments before March 16, 2007 will continue to enjoy them. Under the EIT Law and the various implementation rules, Tianwei Yingli will continue to enjoy its unexpired tax holiday which will be applied to the new income tax rate of 25%, resulting in a tax rate of 0%, 12.5%, 12.5%, 12.5% for the calendar years from 2008 to 2011and 25% thereafter.

Moreover, the EIT Law and implementation rules impose a 10% withholding tax for distributions of dividends accrued after January 1, 2008 by a foreign investment enterprise to its immediate overseas holding company, insofar as the later is treated as a non-resident enterprise. Distributions of earnings generated before January 1, 2008 are exempted from such withholding tax under the EIT Law and implementation rules. Therefore, we have not recognized a deferred tax liability for the undistributed earnings through December, 31, 2007.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of assets and liabilities, (ii) disclosure of contingent assets and liabilities at the end of each reporting period and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these estimates and assumptions based on historical experience, knowledge and assessment of current business and other conditions, expectations regarding the future based on available information and reasonable assumptions, which together form a basis for making judgments about matters not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our financial statements as their application places the most significant demands on the judgment of our management.

Significant Factors, Assumptions and Methodologies Used in Determining the Fair Value of Series A and B Preferred Shares and Warrants

For the period from our inception on August 7, 2006 to December 31, 2006 and prior to our initial public offering on June 13, 2007, we issued preferred shares and warrants as described below.

On September 28, 2006, we issued 8,081,081 Series A preferred shares at US$2.10 with a detachable warrant to purchase 678,811 ordinary shares at US$2.10, or Series A warrant. From December 20, 2006 through January 13, 2007, we issued 20,268,872 Series B preferred shares at US$4.835 per share with detachable warrants to purchase 2,112,057 ordinary shares at US$0.01, or Series B warrants, to certain Series B preferred shareholders. On December 29, 2006, in conjunction with the repayment of a convertible loan issued by Tianwei Yingli to China Foreign Economics and Trade & Investment Co., Ltd., we issued a warrant, or the Sunshine warrant, to purchase 2,068,252 of our ordinary shares at an exercise price of US$4.835 per share to China Sunshine Investment Co., Ltd. On March 27, 2007, in conjunction with the termination of the escrow arrangement to remove the restrictions placed on US$19.6 million of the total cash proceeds received from the issuance and sale of the Series B preferred shares, we issued additional Series B warrants to purchase 688,090 of our ordinary shares at US$0.01 to certain Series B preferred shareholders.

The net proceeds received from the issuance of Series A preferred shares with a detachable warrant were allocated to the Series A preferred shares and Series A warrant based on their relative fair value of US$2.08 per share and US$0.31 per share, respectively. The net proceeds received from the issuance of Series B preferred shares with detachable warrants were allocated to the Series B preferred shares and Series B warrants based on their relative fair values of US$4.79 per share and US$0.42 per share, respectively. For purposes of allocating the net proceeds received from the Series A and Series B preferred shares that were issued with detachable warrants, the methods and assumptions used in determining the fair values of the preferred shares and warrants on a stand-alone basis are described below.

In determining the fair value of the preferred shares, we considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, or Practice Aid. Specifically, paragraph 16 of the Practice Aid sets forth the preferred types of valuation that should be used. We followed the “level A” recommendation, the most preferred valuation method recommended by the Practice Aid. The stand-alone fair value of Series A preferred shares that were issued with a detachable warrant was determined based on a retrospective valuation as of the respective measurement date, performed by American Appraisal. The stand-alone fair value of the Series B preferred shares that were issued with detachable warrants was determined based on a contemporaneous valuation as of the respective measurement date, performed by American Appraisal. The following describes the methodology and major assumptions used by American Appraisal as set forth in its valuation reports, both dated March 30, 2007, for the valuation of the Series A warrant and the Series B warrants as of September 28, 2006, December 20, 2006 and January 13, 2007, respectively.

Since our capital structure comprised of preferred shares and ordinary shares at each measurement date, American Appraisal allocated our enterprise value between each class of equity using an option pricing method. The option pricing method treats ordinary shares and preferred shares as call options on the enterprise value, with exercise prices based on the liquidation preference of the preferred shares.

In determining our enterprise value at each measurement date, American Appraisal used a weighted average equity value derived by using a combination of the income approach (discounted cash flow method) and the market approach (guideline company method) and applied a 40% weight to the market approach and a 60% weight to the income approach to arrive at the fair value. There was no significant difference between the enterprise value of our valuation derived using the income approach and the enterprise value derived using the market approach.

For the market approach, American Appraisal considered the market profile and performance of eleven guideline companies with businesses similar to those of us. American Appraisal used information from the eleven listed guideline companies to derive market multiples. The eleven guideline companies identified were: Energy Conversion Devices, Inc, E-Ton Solar Tech Co Ltd, Suntech Power Holdings Co Ltd, Solar Fabrik AG, Sunways AG, Solarworld AG, Solon AG, Q-Cells AG, Motech Industries Inc, SunPower Corporation and Ersol Solar Energy AG. American Appraisal then calculated the following three multiples for the guideline companies: enterprise value to sales multiple, enterprise value to earnings before interest, tax, depreciation and amortization, or EBITDA, multiple and enterprise value to earnings before interest and tax, or EBIT, multiple. Due to the different growth rates, profit margins and risk levels of us and the guideline companies, price multiple adjustments were made. American Appraisal used the 2007 adjusted median price multiples of the guideline companies in the valuation of our enterprise value. Estimated sales, EBITDA and EBIT of the guideline companies for 2007 were extracted from Institutional Brokers Estimate System (I/B/E/S) Earning Estimates, Bloomberg.

For the income approach, American Appraisal utilized a discounted cash flow, or DCF, analysis based on our projected cash flows from 2006 through 2010. American Appraisal used a weighted average cost of capital, or WACC, of 20% as of September 28, 2006 and 18% as of December 20, 2006 through January 13, 2007, based on the WACC of the guideline companies.

American Appraisal also applied a discount for lack of marketability of 17% as of September 28, 2006 and 11% as of December 20, 2006 through January 13, 2007 to reflect the fact that there is no ready market for shares in a closely held company like us. Because ownership interests in closely held companies are typically not readily marketable compared to similar public companies, we believe, a share in a privately held company is usually worth less than an otherwise comparable share in a publicly held company and therefore applied a discount for the lack of marketability of the privately held shares. When determining the discount for lack of marketability, the Black-Scholes option model was used. Under option pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. The option pricing method was used because this method takes into account certain company-specific factors, including the size of our business and volatility of the share price of comparable companies engaged in the same industry. Volatility of 58% as of September 28, 2006 and 47% as of December 20, 2006 through January 13, 2007 by using the mean of volatility of the guideline companies used in the market approach.

Based on the valuations performed by American Appraisal, the estimated fair value per share of Series A preferred shares issued on September 28, 2006 was US$2.40 and the estimated fair value per share of Series B preferred shares issued from December 20, 2006 through January 13, 2007 was US$5.38, as set forth in its valuation reports, both dated March 30, 2007, for the valuation of the Series A warrant and the Series B warrants as of September 28, 2006 and December 20, 2006, respectively.

With respect to the valuation of Series B preferred shares issued from December 20, 2006 through January 13, 2007, the estimated stand alone fair value of US$5.38 using the valuation techniques discussed above reasonably approximated the US$4.835 per share paid by third party investors for Series B preferred shares that were issued without any detachable warrants. Management believes that the difference between the fair value determined by American Appraisal and the US$4.835 was within a tolerable range of reasonableness. In addition, had we utilized the US$4.835 for purposes of determining the relative fair value of the Series B preferred shares issued with warrants, the impact to our results of operations and income available to ordinary shareholders would have been immaterial. Given the subjective nature of various assumptions and estimates that are required to determine the fair value of preferred shares of a privately held company, we believe that the assumptions and methodology utilized were appropriate and reasonable.

The relative fair values assigned to the Series A warrant and Series B warrants issued from December 20, 2006 through January 13, 2007 and the stand-alone value of the Sunshine warrant and the additional Series B warrants issued on March 27, 2007 was approximately US$211,341 (RMB 1,671,432), US$850,482 (RMB 6,650,603), US$496,000 (RMB 3,908,381), and US$756,213 (RMB 5,848,702), respectively. We determined that the stand-alone per share fair value of the Series A warrant and Series B warrants was US$0.36 and US$0.48 (after a 90% discount), respectively. The fair values of these warrants utilized the Black-Scholes option pricing model. The significant estimates and assumptions used by American Appraisal as set forth in its valuation reports for these warrants, dated March 30, 2007, to estimate the fair value of these warrants under the Black-Scholes option pricing model are as follows:

				Additional
	Series A Warrant	Series B Warrants	Sunshine Warrant	Series B Warrants

Fair value of ordinary shares at issuance date	US$2.04	US$4.74	US$4.74	US$11.00
Expected warrant term	0.59 year	0.28 year	0.12 year	0.17 year
Expected volatility	58%	47%	42%	56%
Risk-free interest rate	5.04%	5.05%	5.20%	5.06%
Expected dividend rate	0%	0%	0%	0%

The fair value of our ordinary shares of US$11.00 per share used in the Black-Scholes option pricing model for purposes of estimating the fair value of the additional Series B warrants issued on March 27, 2007, which was also the initial public offering price per ordinary share, was based on our then best estimate of the expected mid-point of the initial public offering price range of our ordinary shares at that time.

We injected to Tianwei Yingli a portion of the proceeds from the issuance of the Series B preferred shares in the form of a shareholder loan from us to Tianwei Yingli. The Series B warrants and the additional Series B warrants issued on March 27, 2007, are subject to cancellation and return features upon the conversion of such shareholder loan into an equity interest in Tianwei Yingli following relevant PRC regulatory approvals and completion of related procedural formalities. Based on our successful experience in two prior rounds of private placements, namely in connection with the Series A preferred shares and the mandatory convertible and redeemable bonds, in obtaining similar regulatory approvals for capital increases in Tianwei Yingli, we believe that the probability of obtaining the requisite regulatory approvals for the capital increase related to the Series B preferred shares, which would result in automatic cancellation of the Series B warrants, is 90%. Accordingly, the fair value of the Series B warrants, including the additional Series B warrants issued on March 27, 2007, determined utilizing Black-Scholes option pricing model was discounted by 90% to take into account our estimate of the probability of the warrants not being exercised and therefore cancelled. In addition, the Company believes the 90% discount reflects our assumptions based on the best information available in the circumstances, of what the Series B preferred shareholders considered in accepting the terms of the warrants. Under an agreement dated May 21, 2007, among us, Yingli Power, Mr. Liansheng Miao and Baytree Investments (Mauritius) Pte Ltd, the lead Series B preferred shareholder, the Series B warrants and the additional Series B warrants issued on March 27, 2007 were rendered not exercisable in light of the substantial progress in the relevant PRC regulatory approval process related to the conversion of the shareholder loan.

The expected volatility of our future ordinary share price was based on the price volatility of the shares of 11 comparable companies in the PV manufacturing business, which are listed and publicly traded over the most recent period, equal to the expected maturity period of the issued warrants. These companies were used for comparative purposes because we did not have a trading history at the time the warrants were issued and therefore did not have sufficient share price history to calculate our own historical volatility. The selection of such comparable companies is highly subjective. The estimated fair value of our ordinary shares on the date of grant was determined by contemporaneous valuations as of their respective measurement dates, performed by American Appraisal, as set forth in its valuation reports, both dated March 30, 2007, for the valuation of our share options and unvested restricted shares as of December 31, 2006 and January 19, 2007, respectively, supplemented by the forecasted profitability and cash flows of our business.

We believe that the increase in the fair value of our ordinary shares since the issuance of Series A preferred shares at US$2.04 on September 28, 2006 to the issuance of Series B preferred shares at US$4.74 on December 20, 2006, is attributable to the following significant factors and events occurred between September 28, 2006 and December 20, 2006:

•	in November 2006, we successfully completed the issuance of mandatory redeemable bonds and mandatory convertible bonds for an aggregate principal amount of US$85 million, which were used primarily to purchase 150 tons of polysilicon in November and December 2006 and satisfy US$32.6 million of prepayment obligations payable in December 2006 under two long-term polysilicon supply contracts with Wacker Chemie AG. The execution of these contracts and other bulk purchases improved our ability to secure the requisite amount of polysilicon and supported the credibility of our output projections and our confidence to obtain necessary polysilicon supply for 2007 and onwards, which in turn helped to improve our valuation from the time of the issuance of the Series A preferred shares in September 2007 to the time of the issuance of the Series B preferred shares in December 2006;

•	in November 2006, we entered into a large sales contract with Acciona Energía, S.A., one of our key customers in Spain, for the delivery of an aggregate of 42 megawatts of PV modules until 2008, which helped to further strengthen our competitive position, improve the accuracy of our average selling price projections, further justify our capacity expansion plan and support our revenue projections. Such contract may not be unilaterally terminated by Acciona Energía, except in limited circumstances, such as bankruptcy of us or a breach of the contract which remains uncured for 60 days after notice thereof;

•	the prices of polysilicon we were able to obtain under these long-term polysilicon supply contracts also supported our belief that the polysilicon price over the long term would fall significantly and, as a result, our gross profit margin would improve over the long term;

•	we were able to hire the chief financial officer, chief operating officer, chief technology officer and financial controller, who helped us to enhance our management capabilities and to execute our business plan; and

•	in light of the greater immediacy of our public offering and the paucity of successful initial public offerings by issuers with principal operating subsidiaries in China from September 2006 through December 2006, we adjusted down the weighted average cost of capital by 2% from September 2006 through December 2006 as the cost of equity had been reduced.

In addition, we believe the increase in the fair value of our ordinary shares is consistent with the increase in the price paid by third party investors for our shares from US$2.10 per ordinary share, as determined by the Series A preferred investor in September 2006, to US$4.835 per share ordinary share, as determined by the Series B preferred investor in December 2006, each based on the initial conversion rates of one Series A preferred share per ordinary share and one Series B preferred share per ordinary share. We believe that the increase in the consideration paid by third-party investors for our shares was indicative of an increase in our enterprise value as recognized by third parties.

Warranty Costs

Our PV modules are typically sold with a two-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year limited warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. Our PV system sales are typically sold with a one- to five-year warranty against defects in our modules, storage batteries, controllers and inverters. We provide for the estimated cost of each warranty at the time revenue is recognized. However we bear the risk of warranty claims long after we have sold our products and recognized revenues. Because we have sold PV modules only since January 2003, and none of our PV modules has been in use for more than five years, we have a limited warranty claim period. We perform industry-standard testing to test the quality, durability and safety of our products. As a result of such tests, we believe the quality, durability and safety of our products are within industry norms. Based on the results of the industry standard testing and consideration given to the warranty accrual practice of other companies in the same business, we record the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of our warranty obligations. Actual warranty costs will depend on a variety of factors including actual failure rates, material and product delivery cost at time of failure, and other costs incurred to fulfill the obligation to replace or repair the product. To the extent that warranty costs differ significantly from the estimates, we will revise our warranty provisions accordingly. Any such revisions to our accrued warranty liability will affect our results of operations in the period the revision is made as well as subsequent periods to the extent the amount of estimated warranty provisions of 1% of related sales revenues is adjusted.

Long-Lived Assets

As of December 31, 2006 and 2007, our intangible assets primarily consisted of technical know-how, customer relationships, long-term supplier agreements and trademarks that were acquired in connection with our acquisitions of minority interests of 2.98%, 8.15% and 7.98% in Tianwei Yingli on November 20, 2006, December 18, 2006 and June 25, 2007, respectively. We allocate the purchase price to the assets acquired and liabilities assumed based on their estimated fair value on the date of acquisition, which we refer to as the purchase price allocation. As part of the purchase price allocation, we are required to determine the fair value of any intangibles acquired.

The determination of the fair value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. The fair values as of November 20, 2006, December 18, 2006 and June 25, 2007, respectively, of the intangible assets acquired were also determined by American Appraisal, as set forth in its valuation reports dated March 30, 2007 (for the valuation of such intangible assets as of November 20, 2006 and December 18, 2006) and August 8, 2007 (for the valuation of such intangible assets as of June 25, 2007). For technical know-how, the fair value was determined based on the excess-earning approach using the present value of the projected earnings attributable to the technical know-how. For customer relationships, the fair value was based on the excess earnings which take into consideration the projected cash flows to be generated from these customers. Future cash flows are predominately based on the net income forecast of these customers which has taken into consideration historical customer attrition and revenue growth. The resulting cash flows are then discounted at a rate approximating our weighted average cost of capital. For long-term supplier agreements, the fair value was based on the discounted present value of the difference between the price of polysilicon as agreed in the supplier agreements and market price. For trademarks, the fair value was based on the “relief from royalty” approach representing the present value of the after-tax cost savings from royalty payments.

We depreciate and amortize our property, plant, equipment and intangible assets, using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of plant and equipment (including the salvage values) in order to determine the amount of depreciation expense to be recorded during each reporting period. We estimate the useful lives at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which would result in the recognition of increased depreciation and amortization expense in the future periods. There has been no change to the estimated useful lives or salvage values during the year ended December 31, 2005, the period from January 1, 2006 through September 4, 2006, the period from August 7, 2006 (date of inception) through December 31, 2006 and the year ended December 31, 2007.

We evaluate long-lived assets, including property, plant and equipment and intangible assets, which are subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. For our trademarks which are not subject to amortization, an impairment loss is recognized to the extent that the carrying amount exceeds the fair value of the asset. For the periods presented, no impairment on our long-lived assets was recorded.

Share-Based Compensation

As further described in Note 12 to our consolidated financial statements, we account for share-based compensation under Statement of Financial Accounting Standards No. 123R, Share-Based Payment, or SFAS No. 123R. Under SFAS No. 123R, the cost of all share-based payment transactions must be recognized in our consolidated financial statements based on their grant-date fair value over the required period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service from the employee, or the vesting period. We determine the fair value of our employees’ share options as of the grant date using the Black-Scholes option pricing model.

Under this model, we make a number of assumptions regarding the fair value of the options, including:

•	the estimated fair value of our ordinary shares on the grant date for options granted prior to our initial public offering;

•	the maturity of the options;

•	the expected volatility of our future ordinary share price;

•	the risk-free interest rate, and;

•	the expected dividend rate.

Prior to our initial public offering, for the purpose of determining the estimated fair value of our share options that have been granted, we believe that the expected volatility and the estimated share price of our ordinary shares are the most critical assumptions since we were a privately-held company on the date we granted our options. The estimated fair value of our ordinary shares on the date of grant was determined based on valuation also performed by American Appraisal on our ordinary shares, as set forth in its valuation report, dated March 30, 2007, for the valuation of our share options as of December 31, 2006, supplemented by the forecasted profitability and cash flows of our business. American Appraisal estimated the expected volatility of our future ordinary share price based on the price volatility of the publicly traded ordinary shares of 11 comparable companies in the PV manufacturing business whose shares are publicly traded over the most recent period to be equal to the expected option life of our employees’ share option.

For the share options granted after our initial public offering, the fair value of our ordinary share on the grant date is determined by the closing trade price of our ordinary shares on the grant date. Since we did not have a sufficient trading history at the time the options were issued, we estimated the expected volatility of our ordinary share price by referring to 11 comparable companies in the PV manufacturing business whose shares are publicly traded over the most recent period to be equal to the expected option life of our employees’ share option.

We had 610,929 and 1,426,629 employee share options outstanding as of December 31, 2006 and 2007, respectively. The following table sets forth information regarding our outstanding employee share options as of December 31, 2006 and 2007:

				Weighted
		Weighted		Average
		Average		Remaining	Aggregate
	Number of	Exercise		Contractual	Intrinsic
	Shares	Price		Term	Value

Outstanding as of August 7, 2006 (date of inception)	—		—
Granted	610,929	US$	2.10
Exercised	—		—
Forfeited or expired	—		—

Outstanding as of December 31, 2006	610,929	US$	2.10
Granted	815,700	US$	23.65
Exercised	—		—
Forfeited or expired	—		—

Outstanding as of December 31, 2007	1,426,629	US$	14.42	9.44 years	US$	34,634,855

Exercisable as of December 31, 2007	152,732	US$	2.10	9 years	US$	5,590,000

On January 19, 2007, we granted 2,576,060 unvested restricted shares under our 2006 stock incentive plan for the benefit of 68 participants, consisting of 1,576,300 unvested restricted shares granted to eight directors and officers of Yingli Green Energy and Tianwei Yingli and 999,760 unvested restricted shares granted to 60 other employees of us. Share-based compensation expense with respect to the unvested restricted shares was measured based on the estimated fair value of our ordinary shares at the date of grant and is recognized on a straight-line basis over the five-year vesting period. In April 2007, we granted 30,000 and 15,000 unvested restricted shares to one executive and one third-party consultant, respectively. Share-based compensation expense with respect to the unvested restricted shares granted to the employee was measured based on the estimated stock issuance price of the Company’s IPO of US$11 at the date of grant and is recognized on a straight-line basis over the five-year period. We granted unvested shares to the consultant in exchange for certain services to be provided. We account for equity instrument issued to non-employee vendors in accordance with the provisions of Emerging Issues Task Force, or EITF, Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services under the fair value method. The measurement date of the fair value of the equity instrument issued is the date on which the consultant’s performance was completed. Prior to the measurement date, the equity instruments are measured at their then-current fair values at each of the reporting dates. Share-based expense recognized over the service period is adjusted to reflect changes in the fair value of the Company’s ordinary shares between the reporting periods up to the measurement date.

We recorded non-cash share-based compensation expense of RMB 61,667 (or US$7,826 as translated at the applicable average exchange rate prevailing during the period) for the period from August 7, 2006 through December 31, 2006 and RMB 27.7 million (or US$3.7 million as translated at the applicable average exchange rate prevailing during the period) for the year ended December 31, 2007.

For our share options issued on December 28, 2006, American Appraisal used an expected volatility of 70% and estimated fair values for our ordinary shares of US$4.74, resulting in estimated fair values of US$3.81 per option, as indicated in its valuation report, dated March 30, 2007, for the valuation of the share options as of December 31, 2006. For our unvested restricted shares issued on January 19, 2007, American Appraisal estimated the fair value of our ordinary shares on the date of grant to be US$4.96.

The fair value of our ordinary shares of US$4.74 and US$4.96 per share at the respective date of grant was determined based on contemporaneous valuations as of December 28, 2006 and January 19, 2007, performed by American Appraisal, as indicated in its valuation reports, both dated March 30, 2007, for the valuation of the share options and unvested restricted shares as of December 31, 2006 and January 19, 2007, respectively. The following describes the methodology and major assumptions used by American Appraisal, as set forth in its valuation reports, dated March 30, 2007.

Since our capital structure comprised of preferred shares and ordinary shares at the grant date, our enterprise value was allocated between each class of equity using an option pricing method. The option pricing method treats ordinary shares and preferred shares as call options on the enterprise value, with exercise prices based on the liquidation preference of the preferred shares.

American Appraisal used a weighted average equity value derived by using a combination of the income approach (discounted cash flow method) and the market approach (guideline company method) and applied a 40% weight to the market approach and a 60% weight to the income approach to arrive at the fair value as of December 28, 2006 and January 19, 2007. There was no significant difference between the enterprise value of our valuation derived using the income approach and the enterprise value derived using the market approach.

For the market approach, the market profile and performance of eleven guideline companies with businesses similar to those of us were considered. American Appraisal used information from the eleven listed guideline companies to derive market multiples. The eleven guideline companies identified were: Energy Conversion Devices, Inc, E-Ton Solar Tech Co Ltd, Suntech Power Holdings Co Ltd, Solar Fabrik AG, Sunways AG, Solarworld AG, Solon AG, Q-Cells AG, Motech Industries Inc, SunPower Corporation and Ersol Solar Energy AG. American Appraisal then calculated the following three multiples for the guideline companies: the enterprise value to sales multiple, the EBITDA multiple and the EBIT multiple. Due to the different growth rates, profit margins and risk levels of the Company and the guideline companies, price multiple adjustments were made. The 2007 adjusted average price multiples of the guideline companies were used in the valuation of our enterprise value.

For the income approach, a DCF analysis was used based on our projected cash flows from 2006 through 2010. American Appraisal used a WACC of 18.0% as of December 28, 2006 and January 19, 2007, respectively, based on the WACC of the guideline companies.

A discount for lack of marketability of 11% and 9% as of December 28, 2006 and January 19, 2007, respectively, was also applied to reflect the fact that there is no ready market for shares in a closely held company, such as us. Because ownership interests in closely held companies are typically not readily marketable compared to similar public companies, we believe a share in a privately held company is usually worth less than an otherwise comparable share in a publicly held company and therefore applied a discount for the lack of marketability of the privately held shares. When determining the discount for lack of marketability, the Black-Scholes option model was used. Under option pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. The option pricing method was used because this method takes into account certain company-specific factors, including the size of our business and volatility of the share price of comparable companies engaged in the same industry. Volatility of 58% and 45% as of December 28, 2006 and January 19, 2007, respectively, was determined by using the mean of volatility of the guideline companies used in the market approach.

Changes in our estimates and assumptions regarding the expected volatility and valuation of our ordinary shares could significantly impact the estimated fair values of our share options and, as a result, our net income and the net income available to our ordinary shareholders.

We believe that the increase in the fair value of our ordinary shares since the grant of options on December 28, 2006 to US$11.00 per share, the initial public offering price of our ordinary shares, was attributable to the following significant factors and events from December 28, 2006 to June 7, 2007 (the date of our initial public offering):

•	from December 26, 2006 to June 7, 2007, we had entered into three sales contracts with Unitec Europa, S.A., Sinolink Development Limited and Laxtron Energías Renovables to deliver an aggregate of over 40 megawatts of PV modules in 2007, which increased our estimated sales in 2007 to be secured contractually from approximately 70 megawatts of PV modules as of December 28, 2006 to approximately 110 megawatts as of May 18, 2007.

•	from December 28, 2006 to June 7, 2007, we had secured additional supply of polysilicon. In April 2007, we entered into a new supply agreement with Sichuan Xinguang Silicon Science and Technology Co., Ltd., a

PRC silicon manufacturer, to satisfy a significant portion of our estimated polysilicon needs for 2007 and 2008 and further enhanced the credibility of our output projections for 2007 and 2008, as well as several other supplier contracts in 2007. As a result, we secured as of April 30, 2007 approximately 930 tons of our estimated polysilicon needs for 2007 and approximately 1,000 tons of our estimated polysilicon needs for 2008. In contrast, as of December 28, 2006, we secured approximately 380 tons of our estimated polysilicon needs for 2007 and nil tons for our estimated polysilicon needs for 2008.

•	in March 2007, we successfully added another 30 megawatts cell production capacity which enabled us to reach the current PV cell production capacity of 90 megawatts. This addition in PV cell production capacity enhanced the parity of production capacity at each of our entire supply chain and reduced the need to enter into toll manufacturing arrangements with third-party toll manufacturers, which are more expensive than in-house production;

•	from January 2007 through March 2007, we obtained additional banking facilities in the amount of RMB 441.7 million (US$60.5 million), sufficient for us to fund the construction for new production facilities for the silicon ingots and wafers, PV cells and PV modules for up to 100 megawatts each as well as the related power generation system until the end of June 2007. The availability of additional funding for capacity expansion increased the likelihood of achieving our output target for 2007 and 2008, as well as sales targets for 2007 and 2008, which in turn helped to improve our valuation. In addition, the production equipment had been delivered on schedule;

•	in April 2007, we arranged for three individuals to become our independent directors upon completion of our initial public offering to help us improve our corporate governance and internal controls. In April 2007, we also hired a vice president with extensive experience in the silicon ingots and wafers production process and an assistant financial controller with knowledge of and experience in the areas of U.S. GAAP and internal control over financial reporting;

•	from December 28, 2006 to June 7, 2007, governments in certain of our key overseas markets announced plans to promote the use of alternative and renewable energy sources, which is likely to improve the demand prospects for PV products significantly over the long term. These plans include the Energy Action Plan adopted by the European Council in March 2007, which, among others, set a binding target for the European Union to increase the percentage of energy consumption based on renewable energy sources to 20% of overall energy consumption in the European Union and to increase the percentage of biofuels used in the transport fuel consumed in the European Union to 10% of such transport fuel, in each case by 2020. In addition, the United States also announced a plan in January 2007 to seek a 20% reduction in gasoline consumption in the United States by 2017, which would likely require, among others, the use of approximately 35 billion gallons of renewable and alternative fuels. We believe the positive growth outlook for our products as a result of such government plans in turn improved our valuation;

•	from December 28, 2006 to June 7, 2007, the stock prices of listed PV companies in general, including the 11 companies comparable to us that we examined in connection with the valuation performed by us with the assistance of American Appraisal, improved significantly. For example, the aggregate market capitalization of the 11 companies increased by approximately 30% from January 1, 2007 through May 8, 2007, based on an average increase of average closing stock prices during the same period. We believe that the favorable movements of the stock prices of the PV companies since the beginning of 2007 are due to, among others, the government plans to expand the use of renewable energy sources as described above, news reports in April 2007 that the global solar grade silicon supply is expected to increase significantly starting in 2008 (which exceeded the typical industry estimates made in 2006), and continued technological advancements for producing cheaper PV modules on a per-watt basis, which in the aggregate would contribute to the growth in revenue and profits for PV product manufacturers. We also believe that the investor sentiment with respect to the PV company stocks were positively affected by the improvements in revenues and profits for several listed PV companies, such as Suntech Power Holdings and Solarworld AG. We believe that the strong stock price performance of the PV product manufacturers in general, including the 11 comparable companies we examined for purposes of valuation and several newly listed PV product manufacturers with operations primarily in China, further justify adjusting upwards the fair value of our ordinary shares;

•	in determining the initial public offering price of US$11.00 per share, we utilized the market approach, as compared to a weighted average of the income approach and market approach, which we used in determining the fair value of US$4.74 per share on December 28, 2006. We believed that applying the market approach best reflected our anticipated pricing for our initial offering. The most significant factors that led to an increase in the fair value of our ordinary shares from US$4.74 per share as of December 28, 2006 to US$11.00 per share, the initial public offering price of our ordinary shares, were: (i) the utilization of our estimated 2008 EBIT for purposes of calculating the initial public offering price for our initial public offering versus the utilization of 2007 EBIT for purposes of determining the fair value of US$4.74 per ordinary share as of December 28, 2006 and (ii) in light of the market factors described above, an increase by 75% in the multiple applied to such EBIT from December 28, 2006 for purposes of calculating the fair value of our ordinary shares as of June 7, 2007 for purposes of calculating the initial public offering price for our initial public offering; and

•	based on the closing price of our ordinary shares of US$38.07 per share as of December 31, 2007, the aggregate intrinsic value of the options outstanding as of December 31, 2007 was approximately US$34.6 million.

Valuation of Inventories

Our inventories are stated at the lower of cost or net realizable value. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record a write-down against the cost of inventories for a decline in net realizable value. The evaluation takes into consideration historic usage, expected demand, anticipated sales price, new product development schedules, the effect that new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of polysilicon, our primary raw material, is subject to fluctuations based on global supply and demand. Our management continually monitors the changes in the purchase price paid for polysilicon, including prepayments to suppliers, and the impact of such change on our ability to recover the cost of inventory and our prepayments to suppliers. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories. For the year ended December 31, 2005 and for the period from January 1, 2006 through September 4, 2006, the period from August 7, 2006 (date of inception) through December 31, 2006, and the year ended December 31, 2007, inventory write-downs, which are included in cost of revenues, were RMB 0.6 million, RMB 1.7 million, RMB 4.9 million and RMB 22.7 million (US$3.1 million), respectively.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts for the estimated loss on receivables when collection may no longer be reasonably assured. We assess collectibility of receivables based on a number of factors including the customer’s financial condition and creditworthiness. We make credit sales to major strategic customers in Europe. To reduce credit risks relating to other customers, we require some of our customers to pay a major portion of the purchase price by letters of credit and require advance payments from some of our customers. Recently, the portion of our customers that are required to make advance payments has decreased. Because of the strong credit worthiness of our major European customers and the advance payment and the letter of credit payment requirements that we impose on certain of our other customers and healthy creditability of our major customers, our allowance for doubtful accounts and provisions for bad debt have not been significant. Our accounts receivable balance had grown significantly from December 31, 2006 through December 31, 2007 due to sales to several major customers. We manage our credit risk by requiring those customers to pay a portion of the purchase price by letters of credit. As a result, our allowance for doubtful accounts did not increase significantly from December 31, 2006 through December 31, 2007. During the year ended December 31, 2005, for the period from January 1, 2006 through September 4, 2006, the period from August 7, 2006 (date of inception) through December 31, 2006 and the year ended December 31, 2007, our provision for doubtful accounts amounted to RMB 1.5 million, RMB 0.5 million, nil and RMB 0.6 million (US$0.1 million), respectively.

The following table presents the movement of allowance for doubtful accounts for 2005 and for the period from January 1, 2006 through September 4, 2006, the period from August 7, 2006 (date of inception) through December 31, 2006 and for 2007:

	Predecessor		Yingli Green Energy
		For the Period	For the Period
	For the Year	from January 1,	from August 7,
	Ended	2006 through	2006 through	For the
	December 31,	September 4,	December 31,	Year Ended December 31,
	2005	2006	2006	2007
	(In thousands of RMB)		(In thousands	(In thousands	(In thousands
			of RMB)	of RMB)	of US$)
Balance at the beginning of the period	(293)	(1,776)	—	(2,309)	(317)
Transfer of Tianwei Yingli to Yingli Green Energy	—	—	(2,309)	—	—
Additions charged to bad debt expense	(1,483)	(533)	—	(647)	(89)
Write-off of accounts receivable charged against the allowance	—	—	—	338	47
Balance at the end of the period	(1,776)	(2,309)	(2,309)	(2,618)	(359)

Results of Operations

The following table sets forth a summary of the results of operations of us and our predecessor, Tianwei Yingli, for the periods indicated. In our discussion of the results for the year ended December 31, 2006, we refer to certain line items in the statement of income as “combined” for comparative purposes. These combined amounts represent the addition of the amounts for certain income statement line items of Tianwei Yingli, our predecessor, for the period from January 1, 2006 through September 4, 2006, and the amounts for the corresponding income statement line items of us, for the period from August 7, 2006 (date of inception) through December 31, 2006. For the period from August 7, 2006 (date of inception) through September 4, 2006, during which the financial statements of the predecessor and those of Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations. The unaudited combined financial data for the year ended December 31, 2006 do not comply with U.S. GAAP or the rules relating to pro forma presentation. We are including these unaudited combined amounts to supplementally provide information which we believe will be helpful to gaining a better understanding of our results of operations and improve the comparative period-to-period analysis. These unaudited combined amounts do not purport to represent what our results of operations would have been in such periods if Yingli Group had transferred its 51% equity interest in Tianwei Yingli to us on January 1, 2006.

In addition, for comparative purposes we discuss below our results of operations for the year ended December 31, 2007 and (i) our predecessor’s results of operations from January 1, 2006 through September 4, 2006 and the amount for the corresponding income statement line items of us for the period from August 7, 2006 (date of inception) through December 31, 2006 for and (ii) the combined year ended December 31, 2006. Although our predecessor and we were engaged in the same business and operations, our respective results of operations may not be comparable since they are presented with respect to two distinctive legal entities.

					Yingli Green				Yingli Green
	Predecessor				Energy		Combined		Energy
			For the		For the
			Period from		Period from
			January 1,		August 7,		For the		For the
	For the Year		2006 through		2006 through		Year Ended		Year Ended
	Ended December 31,		September 4,		December 31,		December 31,		December 31,
	2005		2006		2006		2006		2007
	RMB		RMB		RMB		RMB		RMB	US$
	(In thousands except percentages)
Net revenues:
Sales of PV modules	334,013	92.3%	856,499	96.9%	674,086	89.3%	1,530,585	93.4%	4,015,788	550,515	98.9%
Sales of PV systems	8,092	2.2	905	0.1	14,322	1.9	15,227	0.9	1,952	268	0.1
Other revenues	19,689	5.5	26,584	3.0	66,385	8.8	92,969	5.7	41,583	5,700	1.0

Total net revenues	361,794	100.0%	883,988	100.0%	754,793	100.0%	1,638,781	100.0%	4,059,323	556,483	100.0%
Cost of revenues:
Cost of PV modules sales	233,194	64.5%	586,196	66.3%	514,176	68.1%	1,100,372	67.1%	3,055,474	418,868	75.3%
Cost of PV systems sales	6,292	1.7	1,012	0.1	9,927	1.3	10,939	0.7	1,493	204	—
Cost of other revenues	14,118	3.9	24,428	2.8	50,744	6.8	75,172	4.6	45,516	6,240	1.1

Total cost of revenues	253,604	70.1%	611,636	69.2%	574,847	76.2%	1,186,483	72.4%	3,102,483	425,312	76.4%
Gross profit	108,190	29.9%	272,352	30.8%	179,946	23.8%	452,298	27.6%	956,840	131,171	23.6%
Operating expenses:
Selling	3,546	1.0%	9,590	1.1%	5,869	0.8%	15,459	0.9%	109,939	15,071	2.7%
General and administrative	19,178	5.3	24,466	2.8	22,318	2.9	46,784	2.9	149,813	20,538	3.7
Research and development	1,791	0.5	3,665	0.4	19,471	2.6	23,136	1.4	17,545	2,405	0.4

Total operating expenses	24,515	6.8%	37,721	4.3%	47,658	6.3%	85,379	5.2%	277,297	38,014	6.8%
Income from operations	83,675	23.1%	234,631	26.5%	132,288	17.5%	366,919	22.4%	679,543	93,157	16.7%
Equity in loss of an affiliate	(371)	(0.1)	(609)	(0.1)	(216)	—	(825)	(0.1)	(1,109)	(152)	0.0
Interest expense, net	(5,003)	(1.4)	(21,923)	(2.4)	(25,201)	(3.3)	(47,124)	(2.8)	(51,212)	(7,020)	(1.3)
Foreign currency exchange losses, net	(1,812)	(0.5)	(3,406)	(0.3)	(4,693)	(0.6)	(8,099)	(0.5)	(32,662)	(4,478)	(0.8)
Gain (loss) on debt extinguishment	2,165	0.6	—	—	(3,908)	(0.6)	(3,908)	(0.2)	—	—	—
Income tax expense	(12,736)	(3.5)	(22,546)	(2.6)	(22,968)	(3.0)	(45,514)	(2.8)	(12,928)	(1,772)	(0.3)
Income before minority interest	65,918	18.2	186,147	21.1	75,302	10.0	261,449	16.0%	581,632	79,735	14.3
Minority interest	36	—	76	—	(45,285)	(6.0)	(1)	(1)	(192,612)	(26,405)	(4.7)
Net income	65,954	18.2%	186,223	21.1%	30,017	4.0%	(1)	(1)	389,020	53,330	9.6%

Note:

(1)	This line item for the combined period is not presented because it is not comparable to the line item that would have been for such period if Yingli Group had transferred its 51% equity interest in Tianwei Yingli to us on January 1, 2006 because the minority interest for the period from August 7, 2006 through December 31, 2006, which reflects the ownership of Tianwei Yingli not held by us, is not comparable or relevant to the results of operations of our predecessor.

Year Ended December 31, 2007 Compared to the Period from January 1, 2006 through September 4, 2006 (the Predecessor Period in 2006) and the Period from August 7, 2006 (Date of Inception) through December 31, 2006

Net Revenues.  Our total net revenues were RMB 4,059.3 million (US$556.5 million) in 2007, which increased significantly from the total net revenues of RMB 884.0 million for the predecessor period in 2006 and

RMB 754.8 million for the period from August 7, 2006 through December 31, 2006, primarily due to increased sales of PV modules. We sold 142.5 megawatt of modules in 2007 compared to 28.4 megawatt and 22.9 megawatt of modules sold in the predecessor period in 2006 and in the period from August 7, 2006 through December 31, 2006, respectively. Our predecessor, Tianwei Yingli, as a domestic company, was subject to sales tax and surcharges at a percentage of value added tax until September 5, 2006. Consequently, for the predecessor period in 2006 and a portion of the period from August 7, 2006 through December 31, 2006, Tianwei Yingli was subject to sales tax and surcharges at the rate of approximately 1% of gross revenues. On September 5, 2006, upon our reorganization, Tianwei Yingli’s tax status changed and it was no longer subject to such sales tax and surcharges.

Our PV module sales in Europe amounted to RMB 3,794.9 million (US$520.2 million) in 2007, which increased significantly from PV module sales in Europe of RMB 747.6 million for the predecessor period in 2006 and RMB 586.6 million for the period from August 7, 2006 through December 31, 2006, due principally to a continued strong growth in demand in Europe for PV modules. As a percentage of total net revenues, our PV module sales in Europe increased to 93.5% in 2007 from 84.6% for the predecessor period in 2006 and 77.7% for the period from August 7, 2006 through December 31, 2006. Within Europe, there were also significant changes from the predecessor period in 2006 and the period from August 7, 2007 through December 31, 2006 to 2007. Our PV module sales in Germany in 2007 were RMB 889.0 million (US$121.9 million), or 21.9% of our total net revenues, which decreased from the PV module sales in Germany of RMB 602.8 million, or 68.2% of total net revenues, for the predecessor period in 2006 and RMB 406.9 million, or 53.9% of total net revenues, for the period from August 7, 2006 through December 31, 2006, primarily due to increased demand in Spain and Italy, where the demand for PV products is currently growing at a faster rate than in Germany. Our PV module sales in Spain in 2007 were RMB 2,606.1 million (US$357.3 million), or 64.2% of our total net revenues, which significantly increased from PV module sales in Spain of RMB 78.6 million, or 8.9% of total net revenues, for the predecessor period in 2006 and RMB 157.5 million, or 20.9% of total net revenues, for the period from August 7, 2006 through December 31, 2006. The increase in our PV module sales in Spain in 2007 was primarily due to the favorable government incentives for PV products in Spain, which resulted in our entering into several major PV module contracts with Spanish companies, including Acciona Energía S.A., Incei S.A. and Aplicaciones Técnicas de La Energia S.L. Our PV module sales in Italy in 2007 were RMB 292.8 million (US$40.1 million), or 7.2% of our total net revenues, which significantly increased from PV module sales in Italy of RMB 1.6 million, or 0.2% of total net revenues, for the predecessor period in 2006 and nil for the period from August 7, 2006 through December 31, 2006.

Net revenues from sales of PV systems were RMB 2.0 million (US$0.3 million), or 0.1% of total net revenues for 2007, as compared to RMB 0.9 million, or 0.1% of total net revenues, for the predecessor period in 2006 and RMB 14.3 million, or 1.9% of total net revenues, for the period from August 7, 2006 through December 31, 2006, in each case, from sales of PV systems in China which remains a relatively small market.

Other revenues amounted to RMB 41.6 million (US$5.7 million) for 2007, RMB 26.6 million and RMB 66.4 million for the period from August 7, 2006 through December 31, 2006, respectively, in each case, primarily from the occasional sales of substandard PV cells and wafers. Other revenue as a percentage of total net revenues decreased to 1.0% in 2007 from 3.0% in the predecessor period in 2006 and 8.8% in the period from August 7, 2006 through December 31, 2006 primarily due to the increase of PV module sales which decreased other revenue as a percentage of net revenue.

Cost of Revenues.  Cost of PV modules sales as a percentage of net revenues from PV modules was 76.1% in 2007, as compared to 68.4% for the predecessor period in 2006 and 76.3% for the period from August 7, 2006 through December 31, 2006. The increase in cost of PV modules as a percentage of net revenues from PV modules in 2007 from the predecessor period in 2006 was primarily a result of an increase in costs of polysilicon. The slight decrease in cost of PV modules as a percentage of net revenues from PV modules in 2007 from the period from August 7, 2006 through December 31, 2006 was primarily due to a decrease in polysilicon usage per watt in 2007 resulting from the production of thinner wafers and PV cells with higher conversion efficiencies for use in our PV modules, which more than offset the increase in costs of polysilicon.

Cost of PV systems sales as a percentage of net revenues from sales of PV systems was 76.5% for 2007 as compared to 111.8% for the predecessor period in 2006 and 69.3% for the period from August 7, 2006 through December 31, 2006. The loss in the predecessor period in 2006 in an amount of RMB 0.1 million was primarily due to several sales of PV systems in certain areas in the PRC at prices below the cost in order to establish presence of our PV products in those areas. The increase in cost of PV systems as a percentage of net revenues from PV systems in 2007 from the predecessor period in 2006 was primarily a result of an increase in costs of polysilicon.

Gross Profit.  As a result of the factors described above, our gross profit was RMB 956.8 million (US$131.2 million) in 2007, which significantly increased from RMB 272.4 million for the predecessor period in 2006 and RMB 179.9 million for the period from August 7, 2006 through December 31, 2006. Our gross profit margin decreased to 23.6% for 2007 from 30.8% for the predecessor period in 2006 and 23.8% for the period from August 7, 2006 through December 31, 2006. This decrease in gross profit margin was primarily due to increased cost of polysilicon in 2007.

Operating Expenses.  Our operating expenses were RMB 277.3 million (US$38.0 million) in 2007, which significantly increased from RMB 37.7 million for the predecessor period in 2006 and RMB 47.7 million for the period from August 7, 2006 through December 31, 2006. Operating expenses as a percentage of net revenue increased to 6.8% for 2007 from 4.3% for the predecessor period in 2006 and 6.3% for the period from August 7, 2006 through December 31, 2006 for reasons described below.

•	Selling expenses. Our selling expenses were RMB 109.9 million (US$15.1 million) in 2007, which significantly increased from RMB 9.6 million for the predecessor period in 2006 and RMB 5.9 million in the period from August 7, 2006 through December 31, 2006. This increase was primarily due to a significant increase in marketing activities for our PV modules, sales commissions of RMB 32.0 million (US$4.4 million) paid to two sales agents in Spain, an increase in advertising expenses in an amount of RMB 24.5 million (US$3.4 million) and an increase in amortization expenses in an amount of RMB 17.2 million (US$2.4 million) for intangible assets consisting of customer relationship and backlog. To a lesser extent, the increase in selling expenses was also due to an RMB 11.1 million (US$1.5 million) increase in expenses relating to exhibitions we participated in 2007, an RMB 5.1 million (US$0.7 million) increase in promotional expenses and an RMB 1.7 million (US$0.2 million) increase in share-based compensation expense. As a result, selling expenses as a percentage of net revenues increased to 2.7% for 2007 from 1.1% for the predecessor period in 2006 and 0.8% for the period from August 7, 2006 through December 31, 2006.

•	General and Administrative Expenses. Our general and administrative expenses were RMB 149.8 million (US$20.5 million) in 2007, which significantly increased from RMB 24.5 million in the predecessor period in 2006 and RMB 22.3 million in the period from August 7, 2006 through December 31, 2006. The increase in general and administrative expenses in 2007 was primarily due to a significant increase in the number of administrative staff and the hiring of senior executive officers related to the expansion of our operations, an RMB 24.8 million (US$3.4 million) increase in our share-based compensation expense, and an increase in amortization expenses in an amount of RMB 22.6 million (US$3.1 million) for intangible assets relating to technology know-how which were allocated to general and administrative expenses. As a result, general and administrative expenses as a percentage of net revenues increased to 3.7% in 2007 from 2.8% for the predecessor period in 2006 and 2.9% for the period from August 7, 2006 through December 31, 2006.

•	Research and Development Expenses. Our research and development expenses were RMB 17.5 million (US$2.4 million) in 2007, compared to RMB 3.7 million in the predecessor period in 2006 and RMB 19.5 million in the period from August 7, 2006 through December 31, 2006. The decrease in research and development expenses in 2007 was primarily a result of the significant research and development expenses incurred in 2006 relating to improving ingot and wafer production process and PV cell conversion efficiency. As a result, research and development expenses as a percentage of net revenues were 0.4% for 2007, 0.4% for the predecessor period in 2006, and 2.6% for the period from August 7, 2006 through December 31, 2006.

Income from Operations.  Income from operations was RMB 679.5 million (US$93.2 million) in 2007, RMB 234.6 million for the predecessor period in 2006 and RMB 132.3 million for the period from August 7, 2006 through December 31, 2006. As a result of the cumulative effect of the above factors, the operating profit margin was 16.7% for 2007, 26.5% for the predecessor period in 2006 and 17.5% for the period from August 7, 2006 through December 31, 2006.

Interest Expense, Net.  Net interest expense was RMB 51.2 million (US$7.0 million) in 2007, primarily due to an increase in bank borrowings, the interest paid on our mandatory convertible bonds and mandatory redeemable bonds issued in the fourth quarter of 2006, the amortization of discounts upon those bonds in an aggregate amount of RMB 26.4 million (US$3.6 million). Upon the completion of our initial public offering in June 2007, all of our mandatory convertible bonds were converted into ordinary shares and all of our mandatory redeemable bonds were redeemed. Net interest expense was RMB 21.9 million for the predecessor period in 2006 and RMB 25.2 million for the period from August 7, 2006 through December 31, 2006, which consisted primarily of interest expenses incurred for bank borrowings.

Income Tax Expense.  Tianwei Yingli is entitled to exemptions from the PRC national and local enterprise income tax for its first two profitable years and a 50% reduction in the enterprise income tax rate in the subsequent three years, beginning from calendar year 2007. As a result, our effective tax rate for 2007 was 2.2% and we recognized an income tax expense of RMB 12.9 million (US$1.8 million) in 2007. In 2007, Tianwei Yingli was exempted from the enterprise income taxes as a “high and new technology enterprise” under the FIE Income Tax Law. The 2.2% effective tax rate was primarily related to a RMB 17.6 million income tax expense, as a result of an adjustment to our deferred tax assets and liabilities following the release of the new implementation guidance issued in December 2007 pertaining to the adoption of the new EIT Law in China that went into effect on January 1, 2008. The effective tax rate was 10.8% for the predecessor period but increased to 23.4% for the period from August 7, 2006 through December 31, 2006. As a “high and new technology enterprise”, our predecessor, Tianwei Yingli, was entitled to a preferential enterprise income tax rate of 15% for the predecessor period in 2006. The effective tax rate for the predecessor period was lower than the enterprise income tax rate primarily due to a tax credit of RMB 10.6 million from the purchase by Tianwei Yingli of China-made equipment. For the period from August 7, 2006 through December 31, 2006, our preferential enterprise income tax rate was 15% as a result of a change in our tax status into Sino-foreign equity joint venture as of September 5, 2006.

Minority Interest.  Minority interest was RMB 192.6 million (US$26.4 million) in 2007, which represents the income attributable to Tianwei Baobian’s ownership interest in Tianwei Yingli, which decreased to 29.89% from 37.87% during the year as a result of our acquisition of an additional 7.98% interest in Tianwei Yingli on June 25, 2007, as well as the 36% ownership interest in Chengdu Yingli not held by Tianwei Yingli until July 15, 2007. Minority interest was RMB 0.1 million for the predecessor period in 2006 and RMB 45.3 million for the period from August 7, 2006 through December 31, 2006. Minority interest for the predecessor period in 2006 represents income attributable to the equity interest of Chengdu Yingli, a subsidiary of Tianwei Yingli, not held by us. In addition to the minority interest in Chengdu Yingli, minority interest for the period from August 7, 2006 through December 31, 2006 also included minority interest attributable to the equity interest of Tianwei Yingli not held by us.

Net Income.  As a result of the cumulative effect of the above factors, our net income increased to RMB 389.0 million (US$53.3 million) in 2007 as compared to RMB 186.2 million for the predecessor period in 2006 and RMB 30.0 million for the period from August 7, 2006 through December 31, 2006. Net income for 2007 and the period from August 7, 2006 through December 31, 2006 excluded minority interest of RMB 192.6 million (US$26.4 million) and RMB 45.3 million, respectively, primarily attributable to the equity interest of Tianwei Yingli not held by us. Such minority interest in Tianwei Yingli is not reflected in the results of the predecessor period in 2006. Our net profit margin amounted to 9.6% in 2007, 21.1% for the predecessor period in 2006 and 4.0% for the period from August 7, 2006 through December 31, 2006. The tax holiday had the impact of increasing our net income by RMB 80.5 million (US$11.0 million) and earnings attributable to ordinary shareholders on a basic per share basis by RMB 0.84 (US$0.12) and on a dilutive per share basis by RMB 0.81 (US$0.11) in 2007. Prior to this period there was no tax exemption in place.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006 on a Combined Basis

Net Revenues.  Total net revenue increased significantly from RMB 1,638.8 million in 2006 on a combined basis to RMB 4,059.3 million (US$556.5 million) in 2007. This increase was primarily due to the significant increase in sales of PV modules resulting from our capacity expansion, enhanced marketing efforts in Europe and market demand for our products. We sold 142.5 megawatt of modules in 2007, compared to 51.3 megawatt of modules sold in 2006 on a combined basis.

The geographic distribution of our sales in 2007 changed significantly from that in 2006. Our sales in Europe amounted to RMB 3,794.9 million (US$520.2 million) in 2007, which significantly increased from the sales in Europe of RMB 1,334.2 million in 2006 on a combined basis, due principally to a continued strong growth in demand in Europe for PV modules. As a percentage of total net revenues, our sales in Europe increased to 93.5% in 2007 from the sales in Europe of 81.4% in 2006 on a combined basis. Within Europe, there were also significant changes from 2006 to 2007. Our sales in Germany in 2007 was RMB 889.0 million (US$121.9 million), or 21.9% of our total net revenues, which significantly decreased from the sales in Germany of RMB 1,009.7 million, or 61.6% of total net revenues in 2006, primarily due to increased demand in Spain and Italy, where the demand for PV products is currently growing at a faster rate than in Germany. Our sales in Spain in 2007 was RMB 2,606.1 million (US$357.3 million), or 64.2% of our total net revenues, which significantly increased from the sales in Spain of RMB 236.1 million, or 14.4% of total net revenues in 2006 on a combined basis. The increase in our PV module sales in Spain in 2007 was primarily due to the favorable government incentives for PV products in Spain, which resulted in our entering into several major PV module contracts with Spanish companies, including Acciona Energía S.A., Incei S.A. and Aplicaciones Técnicas de La Energia S.L. Our PV module sales in Italy in 2007 were RMB 292.8 million (US$40.1 million), or 7.2% of our total net revenues, which significantly increased from PV module sales in Italy of RMB 1.6 million, or 0.1% of total net revenues in 2006 on a combined basis.

Cost of Revenues.  Our cost of revenues as a percentage of net revenues increased to 76.4% in 2007 from 72.4% in 2006 on a combined basis. Such increase was primarily a result of an increase in costs of polysilicon. This factor more than offset a decrease in polysilicon usage per watt resulting from the production of thinner wafers and PV cells with higher conversion efficiencies for use in our PV modules.

Gross Profit.  As a result of the foregoing, gross profit was RMB 956.8 million (US$131.2 million) in 2007, which significantly increased from gross profit of RMB 452.3 million in 2006 on a combined basis. Gross profit margin was 23.6% in 2007, which decreased from gross profit margin of 27.6% in 2006 on a combined basis, primarily as a result of the rising cost of polysilicon in 2007.

Operating Expenses.  Operating expenses increased significantly to RMB 277.3 million (US$38.0 million) in 2007 from RMB 85.4 million in 2006 on a combined basis, primarily attributable to the larger scale of business, increased marketing and promotional efforts and higher employment compensation and share-based compensation charges related to the share-based awards granted to senior executive officers and employees in 2007. Operating expenses as a percentage of total net revenues was 6.8% in 2007, which increased from operating expenses as a percentage of total net revenues in 2006 on a combined basis, which was 5.2%.

•	Selling Expenses. Selling expenses increase significantly to RMB 109.9 million (US$15.1 million) in 2007 from RMB 15.5 million in 2006 on a combined basis, primarily as a result of a significant increase in marketing activities for our PV modules, sales commissions of RMB 32.0 million (US$4.4 million) paid to two sales agents in Spain, an increase in advertising expenses in an amount of RMB 24.5 million (US$3.4 million) and an increase in amortization expenses in an amount of RMB 17.2 million (US$2.4 million) for intangible assets consisting of customer relationship and backlog. To a lesser extent, the increase in selling expenses was also due to an RMB 11.1 million (US$1.5 million) increase in expenses relating to exhibitions we participated in 2007, an RMB 5.1 million (US$0.7 million) increase in promotional expenses and an RMB 1.7 million (US$0.2 million) increase in share-based compensation expense. Our selling expenses as a percentage of total net revenues increased to 2.7% in 2007 from 0.9% in 2006 on a combined basis.

•	General and Administrative Expenses. General and administrative expenses increased significantly to RMB 149.8 million (US$20.5 million) in 2007 from RMB 46.8 million in 2006 on a combined basis, primarily as a result of a significant increase in the number of administrative staff and the hiring of senior executive officers related to the expansion of our operations, an RMB 24.8 million (US$3.4 million) increase in our share-based compensation expense, and an increase of amortization expenses in an amount of RMB 22.6 million (US$3.1 million) for intangible assets relating to technology know-how which were allocated to general and administrative expenses. As a result, general and administrative expenses as a percentage of total net revenues increased to 3.7% in 2007 from 2.9% in 2006 on a combined basis.

•	Research and Development Expenses. Research and development expenses decreased to RMB 17.5 million (US$2.4 million) in 2007 from RMB 23.1 million in 2006 on a combined basis, primarily due to the significant research and development expenses incurred in 2006 relating to improving ingot and wafer production process and PV cell conversion efficiency. As a result, research and development expenses as a percentage of net revenues decreased to 0.4% in 2007 from 1.4% in 2007 on a combined basis.

Income from Operations.  As a result of the foregoing, income from operations was RMB 679.5 million (US$93.2 million) in 2007, an increase of 85.2% from RMB 366.9 million in 2006 on a combined basis. Operating profit margin was 16.7% in 2007, which decreased from operating profit margin of 22.4% in 2006 on a combined basis, primarily due to an increase in the price of polysilicon and a significant increase in operating expenses, which was partially offset by cost savings generated by increased economy of scale from the expansion of our operations and technological improvements in our manufacturing processes.

Interest Expense, Net.  Net interest expense increased to RMB 51.2 million (US$7.0 million) in 2007 from RMB 47.1 million in 2006 on a combined basis, primarily due to an increase in bank borrowings, the interest paid on our mandatory convertible bonds and mandatory redeemable bonds issued in the fourth quarter of 2006 and the amortization of discounts upon those bonds in an aggregate amount of RMB 26.4 million (US$3.6 million). The increase in interest expense was partially offset by an increase in interest income of RMB 12.5 million in 2007 as a result of an increase in cash proceeds from our financing activities.

Income Tax Expense.  Tianwei Yingli is entitled to exemptions from the PRC national and local enterprise income tax for its first two profitable years and a 50% reduction in the enterprise income tax rate in the subsequent three years, beginning from calendar year 2007. As a result, our effective tax rate for 2007 was 2.2% and we recognized an income tax expense of RMB 12.9 million (US$1.8 million) in 2007. Tianwei Yingli was exempted from the enterprise income taxes in 2007 as a “high and new technology enterprise” under the FIE Income Tax Law. The 2.2% effective tax rate was primarily related to a RMB 17.6 million income tax expense, as a result of an adjustment to our deferred tax assets and liabilities following the release of the new implementation guidance issued in December 2007 pertaining to the adoption of the new EIT Law in China that went into effect on January 1, 2008. In comparison, in 2006, we recorded an income tax expense of RMB 45.5 million at a preferential enterprise income tax rate of 15%. The effective tax rate for 2006 was 14.8% on a combined basis, which was lower than the preferential tax rate of 15%, primarily due to a tax credit of RMB 10.6 million from the purchase by Tianwei Yingli of China-made equipment.

Minority Interest.  Minority interest was RMB 192.6 million (US$26.4 million) in the 2007, which represents the income attributable to Tianwai Baobian’s ownership interest in Tianwei Yingli, which decreased to 29.89% from 37.87% during the year as a result of our acquisition of an additional 7.98% interest in Tianwei Yingli on June 25, 2007, as well as the 36% ownership interest in Chengdu Yingli not held by Tianwei Yingli until July 15, 2007.

The Period from January 1, 2006 through September 4, 2006 (the Predecessor Period in 2006) and the Period from August 7, 2006 (Date of Inception) through December 31, 2006 Compared to Year Ended December 31, 2005

Net Revenues.  Total net revenues were RMB 884.0 million for the predecessor period in 2006 and RMB 754.8 million for the period from August 7, 2006 through December 31, 2006, in each case primarily from the sales of PV modules. Total net revenues in 2005 amounted to RMB 361.8 million. Our predecessor, Tianwei Yingli, as a domestic company, was subject to sales tax and surcharges at a percentage of value added tax. For the year ended December 31, 2005 and the predecessor period in 2006, sales tax and surcharges were at the rate of approximately 1% of gross revenues. On September 5, 2006, as a result of our reorganization, Tianwei Yingli’s tax status changed and Tianwei Yingli was no longer subject to sales tax and surcharges, and as a result, our sales taxes and surcharges decreased from 1% for the predecessor period in 2006 to nil for the period from August 7, 2006 through December 31, 2006.

Our PV module sales increased in the predecessor period in 2006, primarily as a result of our further expansion in Spain and Hong Kong. Our PV module sales in Spain as a percentage of total net revenues increased from 7.9% in 2005 to 8.9% for the predecessor period in 2006. Our sales growth in Spain was primarily attributable to increased demand from Acciona Energía, our recent and currently largest customer in Spain, to which we started selling PV modules in 2005. Our sales in Hong Kong as a percentage of total net revenues increased from nil in 2005 to approximately 9.5% in the predecessor period in 2006, primarily as a result of the commencement of our sales in Hong Kong, which were based on referrals by our system integration customers in Europe, and the large trading volume of PV modules in the Hong Kong market. Our PV sales in Germany, our largest market, as a percentage of total net revenues increased from 66.1% in 2005 to 68.2% for the predecessor period in 2006, primarily as a result of laws and regulations favorable to the alternative energy industries, including PV industry, and, to a lesser extent, strengthening relationships with our existing customers. Our sales in the United States as a percentage of total net revenues decreased from 1.8% in 2005 to nil for the predecessor period in 2006, primarily due to a decrease in the unit sale prices of the PV modules in the United States.

Our PV module sales for the period from August 7, 2006 through December 31, 2006 continued to reflect continued geographic diversification. Our sales in Spain as a percentage of total net revenues increased from 8.9% for the predecessor period in 2006 to 20.9% for the period from August 7, 2006 through December 31, 2006, primarily due to an increase in sales to Acciona Energía. Our sales in Germany as a percentage of total sales decreased from 68.2% for the predecessor period in 2006 to 53.9% for the period from August 7, 2006 through December 31, 2006, primarily as a result of capacity constraints and our decision to expand our presence in Spain. During the period from August 7, 2006 through December 31, 2006, our sales in the United States as a percentage of total net revenues increased to 5.4% for the period from August 7, 2006 through December 31, 2006 from nil in the predecessor period in 2006, primarily as a result of a rise in the unit sale prices of PV modules and the announcement in late 2006 of energy policies favorable to alternative energy.

Net revenues from sales of PV systems for the predecessor period in 2006 was RMB 0.9 million, or 0.1% of total net revenues, as compared to RMB 14.3 million, or 1.9% of total net revenues, for the period from August 7, 2006 through December 31, 2006. Sales of PV systems as a percentage of total net revenue was primarily as a result of completion of a large PV system project in China in the fourth quarter of 2006. Net revenues from sales of PV systems amounted to RMB 8.1 million in 2005, or 2.2% of total net revenues. PV system sales as a percentage of total net revenues decreased from 2.2% in 2005 to 0.1% in the predecessor period in 2006, primarily because the PV system projects in the predecessor period in 2006 were completed during the period from August 7, 2006 through December 31, 2006. We defer revenue recognition until the time that the PV system projects are completed.

Other revenues amounted to RMB 19.7 million, or 5.5% of total net revenues, in 2005, RMB 26.6 million, or 3.0% of total net revenues, for the predecessor period in 2006 and RMB 66.4 million or 8.8% of total net revenues for the period from August 7, 2006 through December 31, 2006, in each case, primarily from the occasional sales of raw materials. The increase in other revenues in the period from August 7, 2006 through December 31, 2006 was primarily due to the consummation of two major sales of raw materials in the fourth quarter of 2006. Other revenue as a percentage of total net revenues decreased from 5.5% in 2005 to 3.0% in the predecessor period in 2006 primarily due to the increase of PV module sales as a percentage of net revenues which weighted other revenue as a percentage of net revenue down.

Cost of Revenues.  Cost of PV modules sales as a percentage of net revenues from PV modules decreased from 69.8% in 2005 to 68.4% for the predecessor period in 2006 but increased to 76.3% for the period from August 7, 2006 through December 31, 2006. The decrease from 2005 to the predecessor period in 2006 was primarily due to increased usage of less expensive reclaimable polysilicon material which resulted in lower production costs. The increase from the predecessor period in 2006 to the period from August 7, 2006 through December 31, 2006 was primarily due to an increase in our average cost of polysilicon per watt as a result of the rising market price of polysilicon. In both the predecessor period and the period from August 7, 2006 through December 31, 2006, we purchased the majority of our polysilicon either through short-term supply arrangements or from the then-prevailing spot market. Prices under these short-term arrangements and in the spot market both rose continuously in the past few years due to industry-wide supply shortage. The effect of the unit cost increase of polysilicon was partially offset by a decrease in our polysilicon usage per watt because we were able to manufacture PV products with thinner and larger silicon wafer, achieve higher conversion efficiencies and improve operation efficiencies.

Cost of PV systems sales as a percentage of net revenues from sales of PV systems decreased from 111.8% for the predecessor period in 2006 to 69.3% for the period from August 7, 2006 through December 31, 2006 primarily due to the higher margin attributable to a large PV system project completed in the fourth quarter of 2006. The loss in the predecessor period in 2006 in an amount of RMB 0.1 million was primarily due to several sales of PV systems in certain areas in the PRC at prices below the cost in order to establish presence of our PV products in those areas.

Gross Profit.  As a result of the factors described above, the gross profit margin decreased from 30.8% for the predecessor period in 2006 to 23.8% for the period from August 7, 2006 through December 31, 2006. Our gross margin in 2005 was 29.9%. We estimate that our margin will be improved by approximately 1% in 2007 as a result of the exemption from sales tax and surcharges based on historical results.

Operating Expenses.  Operating expenses were 24.5 million in 2005, RMB 37.7 million for the predecessor period in 2006 and RMB 47.7 million for the period from August 7, 2006 through December 31, 2006. Operating expenses as a percentage of net revenue increased from 4.3% for the predecessor period in 2006 to 6.3% for the period from August 7, 2006 through December 31, 2006 for reasons described below.

•	Selling Expenses. Selling expenses as a percentage of net revenues was 1.1% for the predecessor period in 2006, consistent compared to 2005, which amounted to 1.0%, and was 0.8% for the period from August 7, 2006 through December 31, 2006. The decrease in selling expenses as a percentage of our net revenues for the period from August 7, 2006 through December 31, 2006 compared to the predecessor period in 2006 was primarily due to our increased economies of scale and our increased annualized revenue base which outpaced the growth of selling expenses and both of which made it possible for us to reduce our selling expenses as a percentage of net revenues, while increasing our annualized selling expenses in absolute dollar amount.

•	General and Administrative Expenses. General and administrative expenses as a percentage of net revenues were 5.3% in 2005, 2.8% for the predecessor period in 2006 and 2.9% for the period from August 7, 2006 through December 31, 2006. The decrease in general and administrative expenses as a percentage of net revenues from 2005 to the predecessor period in 2006 was primarily due to our increased economies of scale and our increased annualized revenue base in the predecessor period in 2006. The increase in general and administrative expenses as a percentage of our net revenues from the predecessor period in 2006 to the period from August 7, 2006 through December 31, 2006 was primarily due to increased general and administrative expenses as we hired additional personnel and incurred additional professional expenses to support our operations in the period from August 7, 2006 through December 31, 2006.

•	Research and Development Expenses. Research and development expenses as a percentage of net revenues for the predecessor period in 2006, which amounted to 0.4%, was consistent compared to 2005, which was 0.5%. Research and development expenses as a percentage of net revenue increased to 2.6% for the period from August 7, 2006 through December 31, 2006, primarily due to the increase in research and development activities in such period related to improving ingots and wafers production process and output efficiency.

Income from Operations.  Income from operations was RMB 83.7 million in 2005, RMB 234.6 million for the predecessor period in 2006 and RMB 132.3 million for the period from August 7, 2006 through December 31, 2006. As a result of the cumulative effect of the above factors, the operating profit margin was 26.5% for the predecessor period in 2006 and 17.5% for the period from August 7, 2006 through December 31, 2006. The operating profit margin amounted to 23.1% in 2005.

Interest Expense, Net.  Net interest expense was RMB 5.0 million in 2005, RMB 21.9 million for the predecessor period in 2006, which consisted primarily of interest expenses incurred for bank borrowings. Net interest expense was RMB 25.2 million for the period from August 7, 2006 through December 31, 2006, which consisted primarily of interest expense incurred for the mandatory convertible bonds and the mandatory redeemable bonds issued on November 13, 2006, and to a lesser extent from interest expenses incurred for bank borrowings.

Income Tax Expense.  Income tax expense was RMB 12.7 million in 2005, RMB 22.5 million for the predecessor period in 2006 and RMB 23.0 million for the period from August 7, 2006 through December 31, 2006. The effective tax rate was 10.8% for the predecessor period but increased to 23.4% for the period from August 7,

2006 through December 31, 2006. As a “high and new technology enterprise”, our predecessor, Tianwei Yingli, was entitled to a preferential enterprise income tax rate of 15% for the predecessor period in 2006. The effective tax rate for the predecessor period was lower than the enterprise income tax rate primarily due to a tax credit of RMB 10.6 million from the purchase by Tianwei Yingli of China-made equipment. For the period from August 7, 2006 through December 31, 2006, our preferential enterprise income tax rate was 18% as a result of a change in our tax status as a Sino-foreign equity joint venture as of September 5, 2006. The effective tax rate for the period from August 7, 2006 through December 31, 2006 of 23.4% was higher than the enterprise income tax rate of 18.0% during the same period. During the period from August 7, 2006 through December 31, 2006, we recognized tax expenses of RMB 4.0 million as a result of an adjustment to our deferred tax assets and liabilities due to a change in our tax status. In addition, during the same period, Yingli Green Energy was incorporated in the Cayman Islands to hold the equity interest in Tianwei Yingli. Under current tax laws, Yingli Green Energy is not subject to income tax. As a result, our effective tax rate was negatively impacted by expenses incurred by Yingli Green Energy, which were not tax deductible. Such increase in our effective tax rate was partly offset by RMB 1.8 million tax credits in connection with certain research and development activities for the period from August 7, 2006 through December 31, 2006.

Minority Interest.  Minority interest was RMB (0.1) million for the predecessor period in 2006 and was RMB 45.3 million for the period from August 7, 2006 through December 31, 2006. Minority interest for the predecessor period in 2006 represents income attributable to the equity interest of Chengdu Yingli, a subsidiary of Tianwei Yingli, not held by Yingli Green Energy Holding Company Limited. In addition to the minority interest in Chengdu Yingli, minority interest for the period from August 7, 2006 through December 31, 2006 also included minority interest attributable to the equity interest of Tianwei Yingli not held by us. Minority interest was RMB (0.04) million in 2005.

Net Income.  Net income was RMB 66.0 million in 2005, RMB 186.2 million for the predecessor period in 2006 and RMB 30.0 million for the period from August 7, 2006 through December 31, 2006. Net income for the period from August 7, 2006 through December 31, 2006 excluded minority interest of RMB 45.3 million, primarily attributable to the equity interest of Tianwei Yingli not held by us since one of the shareholders of Tianwei Yingli is not a shareholder of us and therefore the related net income was presented as minority interest. As a result of the cumulative effect of the above factors, net profit margin amounted to 18.2% in 2005, 21.1% for the predecessor period in 2006 and 4.0% for the period from August 7, 2006 through December 31, 2006.

Year Ended December 31, 2006 on a Combined Basis Compared to Year Ended December 31, 2005

Net Revenues.  Total net revenues increased significantly from RMB 361.8 million in 2005 to RMB 1,638.8 million in 2006, due primarily to a significant increase in the sales of PV modules.

Net revenues from sales of PV modules increased significantly from RMB 334.0 million in 2005 to RMB 1,530.6 million in 2006, due primarily to a significant increase in the volume of PV modules sold from 11.9 megawatts in 2005 to 51.3 megawatts in 2006, which resulted mainly from a significant increase in our capacity and market demand for our PV modules, especially in Germany and other European markets. Our sales in Europe significantly increased from RMB 296.0 million, or 81.2% of our total revenues, in 2005 to RMB 1,334.2 million, or 80.9% of our total revenues, in 2006, due to the significant increase in market demand in Europe, particularly in Germany, following the adoption of several government incentives for PV products in Europe. Our sales in China increased from RMB 57.3 million in 2005 to RMB 81.0 million in 2006, but as a percentage of our total revenues, our sales in China decreased from 15.7% in 2005 to 4.9% in 2006, primarily due to the rapid expansion of the European market for PV products and the management’s continued focus on the international market. The increase in net revenues from sales of PV modules was, to a lesser extent, also attributable to an increase in the average selling price per watt of our PV modules from US$3.49 in 2005 to US$3.82 in 2006, which reflected increased market demand for PV modules.

Net revenues from sales of PV systems increased by 88.2% from RMB 8.1 million in 2005 to RMB 15.2 million in 2006, due primarily to our sale and delivery of a PV system in connection with a large PV system project in China.

Other revenues increased significantly from RMB 19.7 million in 2005 to RMB 93.0 million in 2006, primarily due to an increase in occasional sales of raw materials, which we expect will not be significant in the future.

Cost of Revenues.  Cost of revenues increased significantly from RMB 253.6 million in 2005 to RMB 1,186.5 million in 2006. The increase in cost was a result of the significant increase in the volume of PV modules we sold and, to a lesser extent, by an increase in unit costs of polysilicon and increased depreciation expense. The average cost of polysilicon per kilogram we purchased increased by 185.5% from 2005 to 2006 due to industry-wide supply shortages and the rising market price of polysilicon. The effect of the increase in the unit cost for polysilicon was partially offset by a decrease in silicon usage per watt because we produced thinner wafers for use in our PV products, manufactured PV cells with higher conversion efficiencies and used a higher proportion of inexpensive polysilicon scraps in 2006 compared to 2005. Depreciation expense increased primarily as a result of the build-up of new machinery required for our manufacturing capacity expansion.

Cost of PV modules sales increased significantly from RMB 233.2 million in 2005 to RMB 1,100.4 million in 2006, primarily due to an increase in costs associated with increased net revenues from sales of PV modules, an increase in the price of polysilicon, and the increased use of toll manufacturing for PV cells. As a result, cost of PV modules sales as a percentage of net revenues from PV modules also increased from 69.8% in 2005 to 71.9% in 2006.

Cost of PV systems sales increased by 73.8% from RMB 6.3 million in 2005 to RMB 10.9 million in 2006, due primarily to the increased sales of PV systems from involvement with a large project in China. Cost of PV systems sales as a percentage of net revenues from sales of PV systems decreased from 77.8% in 2005 to 71.8% in 2006, primarily due to the diversification of our system sales from mostly installation services in 2005 to more PV system integration services in 2006, which involves not only design and installation, but also the resale of peripheral parts and components for the integrated PV systems procured from third parties, a service that carries a lower margin than installation services.

Cost of other revenues increased from RMB 14.1 million in 2005 to RMB 75.2 million in 2006, due primarily to the increase in other revenues. Cost of other revenues as a percentage of other revenues increased from 71.7% in 2005 to 80.9% in 2006, due primarily to a narrowing margin in sales of raw materials, such as polysilicon scraps not used by us, which we do not expect to be significant in the future.

Gross Profit.  Gross profit increased significantly from RMB 108.2 million in 2005 to RMB 452.3 million in 2006. Our gross profit margin decreased from 29.9% in 2005 to 27.6% in 2006, primarily as a result of the rising cost of polysilicon, which outpaced the rising sales price of PV modules, and the increased use of toll manufacturing arrangement for PV cell production.

Operating Expenses.  Operating expenses increased significantly from RMB 24.5 million in 2005 to RMB 85.4 million in 2006, primarily due to increases in selling expenses and general and administrative expenses relating to our expanded sales and operations. Operating expenses as a percentage of total net revenues decreased from 6.8% in 2005 to 5.2% in 2006, reflecting increased economies of scale in our operations following the expansion of our production capacity.

•	Selling Expenses. Selling expenses increased significantly from RMB 3.5 million in 2005 to RMB 15.5 million in 2006, due primarily to increased revenues over the same period. Selling expenses as a percentage of net revenues remained largely stable from 1.0% in 2005 to 0.9% in 2006.

•	General and Administrative Expenses. General and administrative expenses increased by 143.9% from RMB 19.2 million in 2005 to RMB 46.8 million in 2006, due primarily to an increase in the number of administrative staff and the hiring of senior executive officers from 2005 to 2006 related to the expansion of our operations and their travel and other expenses, advisory fees related to financing arrangements and miscellaneous bank charges related to increased financing activities. General and administrative expenses as a percentage of total net revenues decreased from 5.3% in 2005 to 2.9% in 2006, primarily due to increased economies of scale in our operations following the expansion of our production capacity.

•	Research and Development Expenses. Research and development expenses significantly increased from RMB 1.8 million in 2005 to RMB 23.1 million in 2006, primarily due to the increased level of research and development activities relating to PV cell production and the calibration of the optimal silicon mix.

Income from Operations.  As a result of the foregoing, our income from operations significantly increased from RMB 83.7 million in 2005 to RMB 366.9 million in 2006. Our operating profit margin slightly decreased from 23.1% in 2005 to 22.4% in 2006, primarily due to an increase in the price of polysilicon which outpaced the cost savings generated by an increased economy of scale from the expansion of our operations and technological improvements in our manufacturing processes.

Interest Expense, Net.  Net interest expense significantly increased from RMB 5.0 million in 2005 to RMB 47.1 million in 2006 due primarily to an increase in average bank borrowings, the interest in the aggregate amount of RMB 6.2 million on our mandatory convertible bonds and mandatory redeemable bonds issued on November 13, 2006, and, to a lesser extent, to the increase in the weighted average interest rate for our short-term bank borrowings, which was 5.42% as of December 31, 2005 compared to 5.99% as of December 31, 2006.

Income Tax Expense.  Income tax expense significantly increased from RMB 12.7 million in 2005 to RMB 45.5 million in 2006, due to a significant increase in taxable income. As a “high and new technology enterprise”, Tianwei Yingli was entitled to a preferential enterprise income tax rate of 15% in 2005 and for the period from January 1, 2006 through September 4, 2006. For the period from August 7, 2006 (date of inception) through December 31, 2006, our preferential enterprise income tax rate was 18% as a result of a change in our tax status as a Sino-foreign equity joint venture as of August 7, 2006 (date of inception). Our effective tax rate was 16.2% and 14.8% in 2005 and 2006, respectively. In 2005, our effective tax rate was higher than the statutory preferential tax rate of 15% primarily due to certain salary and benefit expenses that were non-deductible for PRC income tax purposes. In 2006, our effective tax rate was lower than the statutory preferential tax rate of 18% primarily due to a tax refund in the amount of RMB 10.6 million from the purchase by Tianwei Yingli of China-made equipment and the impact from the application of the preferential tax rate of 15% for the period from January 1, 2006 through September 4, 2006, which was partially offset by non-tax deductible expenses incurred by Yingli Green Energy.

Minority Interest.  Our results for the period from August 7, 2006 (date of inception) through December 31, 2006 are presented based on our ownership interest in Tianwei Yingli, which ranged from 51% to 62.13%. Because we did not own 100% of the equity interest in Tianwei Yingli during the period from August 7, 2006 (date of inception) through December 31, 2006, the income attributable to the ownership interest not held by us is shown as “minority interest” in our consolidated statement of income for the period from August 7, 2006 (date of inception) through December 31, 2006.

B.	Liquidity and Capital Resources

In our discussion of the liquidity and capital resources for the year ended December 31, 2006, we refer to certain line items on the statements of cash flows as “combined” for comparative purposes. These combined amounts represent the addition of the amounts for certain line items on the statements of cash flows of Tianwei Yingli, our predecessor, for the period from January 1, 2006 through September 4, 2006, and the amounts for the corresponding line items on our statements of cash flows for the period from August 7, 2006 (date of inception) through December 31, 2006. For the period from August 7, 2006 (date of inception) through September 4, 2006, during which the financial statements of the predecessor and those of Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations. The combined financial data for the year ended December 31, 2006 do not comply with U.S. GAAP. We are including these combined amounts to supplementally provide information which we believe will be helpful to gaining a better understanding of our cash flows and improve the comparative analysis against the prior periods. These combined amounts do not purport to represent what our cash flows would have been in such periods if Yingli Group had transferred its 51% equity interest in Tianwei Yingli to us on January 1, 2006.

In addition, we discuss below our liquidity and capital resources for the year ended December 31, 2007.

Cash Flows and Working Capital

Prior to September 2006, we have relied principally on borrowings from financial institutions and related parties, to fund our operations and our capacity expansion. Substantially all such borrowings from financial institutions were guaranteed or entrusted by related parties. Under PRC laws, a company that is not a financial institution is not permitted to extend loans directly to another company. Therefore, a financial institution, such as a bank, typically becomes involved in loan arrangements between companies that are not financial institutions, by acting as an intermediary such that the financial institution receives the funds from the lending company and disburses the received funds to the borrowing company. Arranging a loan in this manner is referred to as “entrusting” a loan. In contrast, “guaranteeing” a loan involves a company’s guaranteeing the repayment of a loan made by another company to the lender of such loan.

From August 7, 2006 (date of inception) and prior to completion of our initial public offering in June 2007, in order to obtain additional sources of financing required for the expansion of our operation and production capacities in response to growing market demand for our PV products, we obtained financing from third parties through private placements of our equity and debt securities in an aggregate amount of US$220 million consisting of (i) US$17 million from the issuance of our Series A preferred shares, (ii) US$38 million from the issuance of the mandatory redeemable bonds, payable to Yingli Power, (iii) US$47 million from the issuance of the mandatory convertible bonds payable to Yingli Power and (iv) US$118 million from the issuance of our Series B preferred shares.

In June 2007, we completed our initial public offering of 26,550,000 ordinary shares in the form of ADSs and raised US$274,527,000 in proceeds, before expenses. On June 25, 2007, we used US$35.3 million from the net offering proceeds to redeem all of the outstanding mandatory redeemable bonds issued by us on November 13, 2006 to Yingli Power.

In December 2007, we completed our convertible note offering and raised an aggregate of US$168,187,500 in proceeds, before expenses. We use approximately US$100 million to make an equity contribution to our newly formed subsidiary, Yingli China, in connection with our capacity expansion plan and the remaining amount for other general corporate purposes.

As of December 31, 2006 and December 31, 2007, we had a working capital, defined as current assets less current liabilities, of RMB 1,057.6 million and RMB 3,513.2 million (US$481.6 million), respectively. We may have a working capital deficit in the future. The working capital surpluses as of December 31, 2006 and December 31, 2007 were primarily due to proceeds from the issuances of our equity and short-term and long-term debt securities, including through our initial public offering and the convertible note offering which were partially offset by purchases of property, plant and equipment and long-term prepayments to polysilicon suppliers. Our ability to continue as a going concern for a reasonable period of time largely depends on the ability of our management to successfully execute our business plan (including increasing sales while decreasing operating costs and expenses) and, if required, the ability to obtain additional funds from third parties, including banks, and from our related parties or from the issuance of additional equity or debt securities. Our management believes increased sales, as we expand our market presence in Europe and other target markets as well as the proceeds from our the convertible note offering and other financings entered into from time to time, will enable us to fund our operational cash flow needs and meet our commitments and current liabilities, as and when they come due, for a reasonable period of time.

The primary sources of our financing have been borrowings from banks, our equity interest holders, other related parties and other third parties, and private placements of our debt and equity securities as well as our initial public offering and convertible note offering. As of December 31, 2006 and 2007, we had RMB 78.5 million and RMB 961.1 million (US$131.8 million), respectively, in cash, RMB 321.8 million and RMB 7.2 million (US$1.0 million), respectively, in restricted cash, RMB 267.3 million and RMB 1,261.3 million (US$172.9 million), respectively, in outstanding short-term borrowings and RMB 31.8 million and nil, respectively, in outstanding borrowings from related parties. As of December 31, 2006, we had outstanding mandatory redeemable bonds payable to Yingli Power of RMB 293.1 million and outstanding mandatory convertible bonds payable to Yingli Power of RMB 362.5 million, and as of December 31, 2007, we had outstanding convertible senior note of RMB 1,262.7 million (US$173.1 million), each of which carried a term of more than one year. The mandatory redeemable bonds and mandatory converted bonds were redeemed and converted, respectively, upon the completion of our initial public offering in June 2007.

As of December 31, 2007, our cash consisted of cash on hand, cash in bank accounts and interest-bearing savings accounts, and our restricted cash consisted of bank deposits for securing letters of credit and letters of guarantee granted to us.

Our short-term borrowings from banks outstanding as of December 31, 2006 and 2007 were RMB 255.3 million and RMB 1,261.3 million (US$172.9 million), respectively, and bore a weighted-average interest rate of 5.99% and 5.97%, respectively. Such borrowings were made principally to fund prepayments to polysilicon suppliers and capital expenditure for our capacity expansion and to repay short-term borrowings. Our short-term borrowings from banks, some of which are guaranteed or entrusted by Tianwei Baobian, have a term of less than one year, expire at various times throughout the year. We have historically negotiated renewal of certain of these borrowings shortly before they mature.

All other borrowings from third parties (other than banks), which amounted to RMB 12.0 million and nil, respectively, as of December 31, 2006 and 2007, were interest-free. Borrowings from non-financial institution third parties are unsecured, have no definite terms of repayment and are generally arranged personally by our founder, Mr. Liansheng Miao. In February 2007, we repaid in full a loan in the principal amount of RMB 12.0 million (US$1.6 million) borrowed from a government authority. In April 2007, we repaid in full a loan from a third party in the principal amount of RMB 5.0 million (US$0.7 million), which was interest-free. In 2007, we also obtained two new governmental loans of RMB 30.0 million (US$4.1 million) and RMB 42.0 million (US$5.8 million) that were guaranteed by Yingli Group. These new loans bear a prevailing bank borrowing interest rate and were repaid by December 31, 2007.

In 2006, we borrowed RMB 20.0 million (US$2.7 million) from Baoding Yuan Sheng Investment & Development Co. Ltd., or Yuan Sheng, a company 51% and 49% owned by Tianwei Group, the parent company of Tianwei Baobian, and Yingli Group, our then controlling shareholder, respectively, which was repaid in full as of March 31, 2007. Such loan was interest-free and had no definitive terms of repayment. In 2007, Tianwei Yingli borrowed and repaid RMB 25.0 million (US$3.4 million) from Yuan Sheng. In addition, Tianwei Yingli made loans to Yuan Sheng in the amount of RMB 2.0 million (US$0.3 million) which were unsecured and free of interest and without definitive terms of repayment. The full amount of these loans remained outstanding as of December 31, 2007.

We have historically been able to repay our borrowings mostly from refinancing or new or additional borrowings from our shareholders, related parties, other third parties as well as proceeds from our initial public offering and the convertible note offering. We may also seek additional debt or equity financing or to use some of the proceeds from the convertible note offering to repay the remaining portion of our borrowings. As we ramp up our current and planned operations in order to complete our expansion projects, we expect to generate cash from our expanded operations to repay a portion of our borrowings. If we are unable to obtain alternative funding or generate cash from our operations as required, our business and prospects may suffer. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We have significant outstanding short-term borrowings, and we may not be able to obtain extensions when they mature.”

We also received a substantial amount of funds generated by the private placements of our equity and debt securities, including Series A preferred shares, Series B preferred shares, mandatory redeemable bonds payable to Yingli Power and mandatory convertible bonds payable to Yingli Power issued during the period from September 2006 to January 2007. For a more detailed description of these private placement transactions, see “Item 4.A. History and Development of the Company — Restructuring — Private Equity Investments and Other Financings Following the Restructuring.”

During 2007, we had one obligation in the aggregate amount of RMB 30.0 million (US$4.1 million) that was overdue as of April 16, 2007, consisting of a repayment obligation to a provincial government authority in the PRC. We repaid this obligation in July 2007.

We have significant working capital commitments because suppliers of high purity polysilicon and polysilicon scraps require us to make prepayments in advance of shipment. Accordingly, as of December 31, 2006, our advances or prepayments to suppliers amounted to RMB 366.0 million (including amount due from related parties of RMB 4.9 million). As of December 31, 2007, our prepayments to suppliers, including amount due from related parties of RMB 373.9 million (US$51.3 million), increased to RMB 2,067.9 million (US$283.5 million) due primarily to a significant increase in the purchase of polysilicon to meet the increased need of polysilicon as the result of our capacity expansion, and to a lesser extent, the growing demand of a higher percentage of prepayments by the polysilicon suppliers in light of the intensifying competition for the supply of polysilicon.

Historically, we required many of our customers to make an advance payment of a certain percentage of their orders, a business practice that helped us to manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. However, this practice of requiring our customers to make advance payments has diminished, which in turn has increased our need to obtain additional short-term borrowings to fund our current cash requirements. For the year ended December 31, 2007, a small portion of our revenue was derived from sales that required advance payments from our customers. Currently, a significant portion of our revenue is derived from credits sales to our customers, generally with payments due within two to five months. In addition, other customers now pay us through letters of credit, which typically take 30 to 90 days to be processed for us to be paid. As a result, the general decrease in the use of cash advance payments has negatively impacted our short-term liquidity and, coupled with increased sales to a small number of major customers, exposed us to additional and more concentrated credit risk since a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2006 and 2007, our top five customers in terms of outstanding accounts receivable accounted for approximately 85.4% and 83.2%, respectively, of our total outstanding accounts receivable. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. Although we have been able to maintain adequate working capital primarily through short-term borrowing, in the future we may not be able to secure additional financing on a timely basis or on terms acceptable to us or at all.

In addition, in anticipation of sharp rises in the price of polysilicon arising from the industry-wide shortage of polysilicon and increasing market demand for our PV modules, we made significant expenditures to purchase polysilicon in 2006 and 2007. As a result, our inventories increased significantly from RMB 811.7 million to RMB 1,261.2 million (US$172.9 million) as of December 31, 2006 and 2007, respectively. We also make prepayments for equipment purchases. Our prepayments for equipment purchases amounted to RMB 126.8 million and RMB 186.3 million (US$25.5 million) as of December 31, 2006 and 2007, respectively.

The following table sets forth a summary of our cash flows for the periods indicated:

			Yingli Green
	Predecessor		Energy			Combined	Yingli Green Energy
		For the	For the
		Period from	Period from
	For the	January 1,	August 7,			For the	For the
	Year Ended	2006 through	2006 through			Year Ended	Year Ended
	December 31,	September 4,	December 31,			December 31,	December 31,
	2005	2006	2006	Reconciliation		2006(1)	2007
	RMB	RMB	RMB	RMB		RMB	RMB	US$
	(In thousands)
Net cash used in operating activities	(126,405)	(306,668)	(447,997)	—		(754,665)	(2,426,601)	(332,657)
Net cash used in investing activities	(227,406)	(138,498)	(466,795)	—		(605,293)	(687,439)	(94,239)
Net cash provided by financing activities	346,937	517,271	990,951	(86,970	)(2)	1,421,252	4,021,836	551,344
Effect of foreign currency exchange rate changes on cash	—	—	2,296	—		2,296	(25,174)	(3,451)

Net increase (decrease) in cash	(6,874)	72,105	78,455	(86,970	)(2)	63,590	882,622	120,997

Cash at the beginning of the period	21,739	14,865	—	—		14,865	78,455	10,755
Cash at the end of the period	14,865	86,970	78,455	(86,970	)(2)	78,455	961,077	131,752

Note:

(1)	Represents the addition of the amounts for the specified line items of Tianwei Yingli, our predecessor, for the period from January 1, 2006 through September 4, 2006 and the amounts for the corresponding line items of us, for the period from August 7, 2006 (date of inception) through December 31, 2006, after considering the reconciling item. The presentation of such combined financial data for the year ended December 31, 2006 is not in accordance with U.S. GAAP. For the period from August 7, 2006 (date of inception) through September 4,

2006, during which the financial statements of the predecessor and those of Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations.

(2)	Represents the cash Yingli Green Energy assumed from Tianwei Yingli at the time of the transfer to Yingli Green Energy of the 51% equity interest in Tianwei Yingli held by Yingli Group.

Operating Activities

Net cash used in operating activities was RMB 2,426.6 million (US$332.7 million) in 2007, primarily due to a significant increase in prepayments to our polysilicon suppliers, which resulted from a growing need for polysilicon following our capacity expansion and the increased demand by polysilicon suppliers for additional prepayments in light of the continued industry-wide shortage for polysilicon, and slower cash collections and related decrease in cash advances from our customers, which reflected in part the growing percentage of our customers to whom we extend credit or who use letters of credit rather than make advance payments to us, as part of the changing industry practice in light of the increased industry-wide supply of PV modules, and increased sales volume during this period.

Net cash used in operating activities was RMB 126.4 million in 2005 and RMB 754.7 million in 2006. Net cash was used in operating activities in 2006 primarily because payments for inventory and prepayments to suppliers more than offset an increase in cash advances received from customers and cash received from customers for sales of products. Net cash was used in operating activities in 2005 primarily because payments for inventories and prepayments to suppliers more than offset the increase in cash advances received from customers and cash provided by sales of products.

Investing Activities

Net cash used in investing activities was RMB 687.4 million (US$94.2 million) in 2007, due primarily to continued capacity expansion and advance paid to affiliates, which more than offset the release of restricted cash relating to the Series B preferred shares and mandatory redeemable and convertible bonds.

Net cash used in investing activities increased from RMB 227.4 million in 2005 to RMB 605.3 million in 2006, due primarily to continued capacity expansion in our manufacturing facilities in Baoding and the restricted cash placed in escrow for a portion of the proceeds from the issuance of the mandatory redeemable bonds payable to Yingli Power, the mandatory convertible bonds payable to Yingli Power and the Series B preferred shares in 2006.

Financing Activities

Net cash provided by financing activities was RMB 4,021.8 million (US$551.3 million) in 2007, primarily as a result of the net proceeds we received from our initial public offering completed in June 2007 and our convertible note offering completed in December 2007 as well as bank borrowings by Tianwei Yingli from financial institutions in China, proceeds from the exercise by China Sunshine Investment Co., Ltd. of its warrant into our ordinary shares and the issuance of a portion of the Series B preferred shares in January 2007, which more than offset repayment of borrowings from related parties and repayment of short-term bank borrowings and repayment of mandatory redeemable bonds.

Net cash provided by financing activities amounted to RMB 346.9 million in 2005, primarily as a result of borrowings from financial institutions and related parties, and increased to RMB 1,421.3 million in 2006, due primarily to the private placements of the Series A preferred shares, the mandatory redeemable bonds, the mandatory convertible bonds, the Series B preferred shares and borrowings from or guaranteed or entrusted by related parties.

The net proceeds from the issuance and sale of the Series A preferred shares, the Series B preferred shares, the mandatory redeemable bonds payable to Yingli Power and the mandatory convertible bonds payable to Yingli Power were approximately RMB 134.2 million, RMB 887.5 million, RMB 292.0 million and RMB 361.1 million, respectively, or approximately RMB 1,674.8 million in the aggregate. Except for approximately RMB 34.8 million from the issuance and sale of the Series B preferred shares to two investors in January 2007, the proceeds from these private placements were received in 2006. The proceeds from these private placements, except for US$4.5 million

(RMB 35.2 million) which was reserved for payment of interest under the mandatory redeemable bonds payable to Yingli Power and the mandatory convertible bonds payable to Yingli Power and RMB 134.6 million which was used by Yingli Green Energy to acquire the 51% equity interest in Tianwei Yingli from Yingli Group, were, or will be, used to increase the percentage of our equity interest in Tianwei Yingli. Tianwei Yingli has used the proceeds received from us for the expansion of PV manufacturing facilities, repayment of bank and other third party borrowings, and general corporate purposes. For further description of private placements of the Series A preferred shares, the Series B preferred shares, the mandatory redeemable bonds payable to Yingli Power and the mandatory convertible bonds payable to Yingli Power, see “Item 4.A. History and Development of the Company — Restructuring — Private Equity Investments and Other Financings Following the Restructuring.”

We believe that our current cash, bank borrowings and proceeds from our initial public offering and the convertible note offering will be sufficient to meet our anticipated present cash needs, including cash needs for working capital and capital expenditures. We plan to meet our cash needs for working capital and capital expenditures for periods in 2008 and beyond primarily through cash generated from operations, and to the extent required, through borrowings from financial institutions and/or issuances of equity and debt securities. We may, however, require additional cash due to changing business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may seek to borrow from financial institutions or our equity interest holders or seek additional equity contributions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. Furthermore, the incurrence of additional debt, including the notes we offered in December 2007, could divert cash for working capital and capital expenditures to service debt obligations or result in operating and financial covenants that restrict our operations and Tianwei Yingli’s ability to pay dividends to us, and in turn, our ability to pay dividends to our shareholders. If we are unable to obtain additional equity contribution or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

We had capital expenditures of RMB 254.8 million and RMB 976.3 million (US$133.8 million) in 2006 and 2007, respectively. Our capital expenditures were used primarily to build manufacturing facilities for our PV products.

We estimate that we will make substantial capital expenditures in 2008 in the amounts of approximately RMB 1,619.5 million, which will be used primarily to build manufacturing facilities for our PV products. We currently plan to increase our annual manufacturing capacity of polysilicon ingots and wafers, PV cells and PV modules to 400 megawatts each by the end of 2008 and to 600 megawatts each by the end of 2009, respectively. As of December 31, 2007, we committed an aggregate of RMB 1,985.3 million (US$272.2 million) to purchase property, plant and equipment for such expansion. We plan to fund part of the capital expenditures for such expansion with the proceeds we received from the convertible note offering completed in December 2007, which we will inject into Yingli China in the form of an equity contribution, as well as additional borrowings from third parties, including banks, and, if any, cash from operations.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.5% and 4.8% in 2006 and 2007, respectively.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurement, or SFAS No. 157. SFAS No. 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date.” We are required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of SFAS No. 157’s fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. We do not expect the adoption of SFAS No. 157 will have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, Fair Value Option for Financial Assets and Financial Liabilities, or SFAS No. 159. SFAS No. 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company on January 1, 2008, although earlier adoption is permitted. We have elected not to adopt the fair value option, as permitted under SFAS No. 159.

In December 2007, the FASB issued SFAS No. 141R, a revision of SFAS No. 141, Business Combinations, or SFAS No. 141R. SFAS No. 141R establishes requirements for the recognition and measurement of acquired assets, liabilities, goodwill, and non-controlling interests (formerly minority interests). SFAS No. 141R also provides disclosure requirements related to business combinations. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. SFAS No. 141R will be applied prospectively to business combinations with an acquisition date on or after the effective date.

In December 2007, the FASB issued SFAS No. 160, Non-Controlling Interests in Consolidated Financial Statements an amendment of ARB No. 51, or SFAS No. 160. SFAS No. 160 establishes new standards for the accounting for and reporting of non-controlling interests and for the loss of control of partially owned and consolidated subsidiaries. SFAS No. 160 does not change the criteria for consolidating a partially owned entity. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The provisions of SFAS No. 160 will be applied prospectively upon adoption except for the presentation and disclosure requirements, which will be applied retrospectively. SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more. Except for the classification of minority interests as a component of equity, we do not expect the initial adoption of SFAS No. 160 will have a material impact on our consolidated financial statements.

C.	Research and Development

The primary focus of our research and development efforts is on improving our manufacturing processes at every stage of our production in order to improve the output quality at each stage and deliver more energy-efficient and more aesthetic PV products at a lower cost. In December 2006, we started producing wafers with a thickness of 200 microns. In addition, we are in the process of modifying our equipment and manufacturing process such that they are more suitable for producing wafers with a thickness of less than 200 microns. Our other research goals are to refine our wafer cutting techniques to improve the surface and internal physical characteristics of our wafers so as to decrease the wafer breakage rate and increase the number of wafers produced from each ingot. We reduced wafer thickness from 200 microns in 2007 to 180 microns at the beginning of February 2008, which we expect will benefit us by reducing our polysilicon usage per watt, increasing wafer output per ingot and contributing to a reduction in costs of goods sold. We are also improving our ingot casting and crystal growing processes to reduce the amount of time required for ingot formation, increase ingot output and reduce the cost of raw materials.

We believe PV cells made from crystalline silicon will continue to dominate the PV market in the foreseeable future. Therefore, our research and development efforts as they relate to PV cells have focused on improving technologies and processing techniques to increase the conversion efficiency and the power output of our PV cells, all of which are made from multicrystalline silicon. We also seek to reduce the breakage rate and failure rate and increase the success rate and conversion efficiency of our PV cells through the use of advanced equipment and improved manufacturing processes at each stage of our production. To ensure the competitiveness of our products, we closely monitor the development by our competitors of new-generation PV cells, such as thin film cells, that may or may not be made from crystalline silicon and will seek to respond to challenges and opportunities posed by new technology as appropriate.

We are upgrading module assembly techniques to accommodate the delicate nature of thinner PV cells. We are also researching new solutions to lengthen our PV modules’ life span and make them more reliable, and to further increase the conversion efficiency of our PV cells and PV modules through the use of new materials and new technologies. In addition, we are working to improve our technologies to manufacture PV modules that can be used as construction materials. We are also exploring multi-purpose applications of our off-grid PV systems, and collaborating with international PV system installers and integrators by participating in large on-grid PV system projects in order to accumulate more experience and knowledge in such projects.

Our research and development expenses were RMB 1.8 million, RMB 23.1 million and RMB 17.5 million (US$2.4 million) in 2005, 2006 on a combined basis and 2007, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2008 to December 31, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions. See “Item 4.B. Business Overview — PRC Government Regulations — Tax.”

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our equity interests and classified as owners’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Under the joint venture contract, Tianwei Baobian has a right to subscribe for a number of ordinary shares newly issued by us to be determined by a pre-agreed formula set forth in the joint venture contract. See “Item 4.A. History and Development of the Company — Restructuring — Joint Venture Contract — Subscription Right.”

F.	Tabular Disclosure of Contractual Obligations

Our contractual obligations and commitments as of December 31, 2007 are set forth in the table below.

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands of RMB)

Borrowings from banks	1,261,275	1,261,275	—	—	—
Convertible senior notes(1)	1,470,158	—	1,470,158	—	—
Commitments for capital expenditures	1,985,289	1,985,289	—	—	—
Commitments for inventory purchase	5,283,613	2,241,418	991,572	580,398	1,470,225

Total	10,000,335	5,487,982	2,461,730	580,398	1,470,225

(1)	Includes effective interest of RMB 207.4 million due to the guaranteed return on the notes.

G.	Safe Harbor

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections entitled “Item 3.D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our growth strategies;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to manage the expansion of our operations;

•	changes in general economic and business conditions in China; and

•	trends and competition in the mobile digital television advertising industry.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers and Tianwei Yingli’s directors and executive officers.

Name	Age	Yingli Green Energy	Tianwei Yingli

Liansheng Miao	52	Chairperson of board of directors and chief executive officer	Vice chairperson and chief executive officer
Shujun Li	36	Director	Director
George Jian Chuang	37	Director	—
Xiangdong Wang	45	Director and vice president	Director and vice president
Iain Ferguson Bruce	67	Independent director	—
Jiesi Wu	56	Independent director	—
Chi Ping Martin Lau	35	Independent director	—
Zhiheng Zhao	59	Vice president	Vice president
Zongwei Li	35	Chief financial officer	Chief financial officer
Guoxiao Yao	45	Chief technology officer	Chief technology officer
Seok Jin Lee	53	Chief operating officer	Chief operating officer
Nabih Cherradi	50	Vice president	Vice president
Stuart Brannigan	46	Managing Director of Europe	—
Yiyu Wang	33	Chief strategic officer and financial controller	Chief strategic officer and financial controller
Qiang Ding	53	—	Chairperson
Haiqing Bian	40	—	Director
Mingjin Yang	42	—	Director
Qing Miao	27	—	Director
Conghui Liu	32	—	Director

Mr. Liansheng Miao is the chairperson of our board of directors and the founder, vice chairperson and chief executive officer of Tianwei Yingli. Prior to founding Tianwei Yingli in 1998, Mr. Miao was the chairperson of Yingli Group. Mr. Miao is an executive director of the Photovoltaic Committee of the China Renewable Energies Association, vice chairperson of the China Rural Area Electricity Supply Association and vice chairperson of the China Cells Industry Association. Mr. Miao is also a director of the Hebei New and High Technology Industry Association and a director of the New Energy Chamber of Commerce of All-China Federation of Industry and Commerce. Mr. Miao studied business management in Beijing Economics Institute and received his master’s degree in business administration from Beijing University in China.

Mr. Shujun Li is a director of Yingli Green Energy and Tianwei Yingli. Mr. Li was nominated as a director of Yingli Green Energy by our Series A preferred shareholder, Inspiration Partners Limited. Mr. Li indirectly controls Trustbridge Partners I, L.P., a Cayman Island investment fund, and Inspiration Partners Limited. Prior to his such involvement, Mr. Li worked as a director of the board, chief financial officer, vice president, director of investment and overseas business at Shanda Interactive Entertainment Limited, a NASDAQ-listed online game operator in China, from 2002 through June 2006. He was also an investment officer and fund manager at Zhongrong Fund Management Company, a mutual fund established in the PRC, in 2001 and a senior manager of the international business department at China Southern Securities Co., Ltd., a securities brokerage, from 1997 through 2000. Mr. Li received his bachelor’s degree in English from Hebei Normal University and his master’s degree in economics from Nankai University in China.

Mr. George Jian Chuang is a director of Yingli Green Energy. Mr. Chuang was nominated as a director of Yingli Green Energy by our Series B preferred shareholders. Mr. Chuang is 37. Mr. Chuang is a partner of FountainVest Partners (Asia) Limited, a China-focused private equity firm, and is also an advisory director of Temasek Holdings (HK) Limited, an investment company that focuses on private equity investments in China, where he served as a managing director from May 2005 to October 2007. Temasek Holdings (Hong Kong) Limited is an affiliate of Baytree Investments (Mauritius) Pte Ltd, one of our Series B preferred shareholders. He also serves on the board of Xinyu Hengdeli Holdings Limited, a company engaged in the retail and wholesale of watches of international brands in the PRC and listed on the Stock Exchange of Hong Kong Limited. Prior to joining Temasek Holdings (Hong Kong) Limited in May 2005, he worked as an executive director with Goldman Sachs (Asia) L.L.C., an investment bank, where he worked as an investment banker from March 1999. Prior to joining Goldman Sachs (Asia) L.L.C., he was an attorney with the law firm of Sullivan & Cromwell LLP in New York and Hong Kong. Mr. Chuang graduated from Harvard Law School with an LLM and Osgoode Hall Law School, Canada, with an LLB.

Mr. Xiangdong Wang is a director and vice president of Yingli Green Energy and Tianwei Yingli. Prior to joining Tianwei Yingli in 2001, he worked as the general accountant for Baoding Public Transportation Co., a PRC company that provides urban public transportation services, Baoding Coal Co., a PRC company engaged in the purchase and distribution of liquefied petroleum gas and liquefied natural gas, and Baoding Sewage Treatment Plant, a sewage treatment facility, each located in Baoding, China. Mr. Wang received his bachelor’s degree in economics from China People’s University in China, and received his master’s degree in economics from Hebei University in China.

Mr. Iain Ferguson Bruce is an independent member of our board of directors and the chairperson of the audit committee and compensation committee of the board. His directorship became effective upon the completion of our initial public offering in June 2007. Mr. Bruce joined KPMG in Hong Kong in 1964 and was elected to its partnership in 1971. He was the senior partner of KPMG from 1991 until his retirement in 1996 and also concurrently served as chairman of KPMG Asia Pacific from 1993 to 1997. Since 1964, Mr. Bruce has been a member of the Chartered Accountants of Scotland and is a fellow of the Hong Kong Institute of Certified Public Accountants with over 40 years’ experience in the accounting profession. Mr. Bruce is currently an independent non-executive director of China Medical Technologies, Inc., a NASDAQ-listed, China-based medical device company, Paul Y Engineering Group Limited, a construction and engineering company, Vitasoy International Holdings Ltd., a beverage manufacturing company, Wing On Company International Ltd., a department store operating and real property investment company, and Tencent Holdings Limited, a provider of Internet services and mobile value-added services. All of these companies are listed companies on the Hong Kong Stock Exchange. In addition, Mr. Bruce also serves as a non-executive director of Noble Group Limited, a commodity trading company that is listed on the Singapore Stock Exchange.

Mr. Jiesi Wu is as an independent member of our board of directors. His directorship became effective upon completion of our initial public offering in June 2007. Mr. Wu is currently the chairman of the board of Zhonghui Mining Industry Africa Limited, a PRC company engaged in copper mining in Africa. Mr. Wu was the chief executive officer and managing director of Hopson Development Holdings Limited, a Hong Kong Stock Exchange listed property developer in China, from April 2005 to January 2008. Mr. Wu holds a doctorate degree in economics. Prior to joining Hopson Development Holdings Limited in 2005, Mr. Wu was the president of a branch of a state-owned commercial bank. Mr. Wu was also the deputy mayor of the Shenzhen Municipal Government, the assistant to the governor of Guangdong Province and the chairman of a large-scale conglomerate, specializing in restructuring state-owned enterprises. Mr. Wu has extensive banking and governmental experience.

Mr. Chi Ping Martin Lau is as an independent member of our board of directors. His directorship became effective upon completion of our initial public offering in June 2007. Mr. Lau is the president and an executive director of Tencent Holdings Limited, a Hong Kong Stock Exchange listed operator of an Internet community in China, two positions he has held since 2006. Mr. Lau joined Tencent as the chief strategy and investment officer of Tencent in February 2005. Prior to joining Tencent, Mr. Lau was an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the chief operating officer of its telecom, media and technology group. Prior to that, he worked at McKinsey & Company, Inc., a consulting firm, as a management consultant. He has over 10 years’ experience in securities offerings, mergers and acquisitions and management consulting. Mr. Lau received a bachelor’s degree in electrical engineering from the University of Michigan, his master’s degree in electrical engineering from Stanford University and an MBA from Kellogg Graduate School of Management of Northwestern University in the United States.

Mr. Zhiheng Zhao is a vice president of Yingli Green Energy and Tianwei Yingli. He was the head of the project department of Tianwei Baobian, a manufacturer of large electricity transformers and the holder of the minority interest in Tianwei Yingli, and later became the factory manager, overseeing the production of special transformers. Mr. Zhao worked as also the vice president of Tianwei Baobian, general manager of the Baoding Electric Transformer Manufacturing Company, an electricity transformer manufacturer, and general manager of the Baoding Special Converter Manufacturing Factory, a manufacturer of special electricity converters, each located in Baoding, China. Mr. Zhao studied management engineering and graduated from East China Institute of Heavy Machinery in China.

Mr. Zongwei Li is the chief financial officer of Yingli Green Energy and Tianwei Yingli. Prior to joining us in November 2006, Mr. Li served as senior audit manager and audit manager at the accounting firm of PricewaterhouseCoopers for eleven years. Mr. Li graduated from the mechanical engineering department of Shanghai Institute of Technology and from the international finance and insurance department of Shanghai Institute of Business and Administration. Mr. Li received his master’s degree in business administration from Olin School of Business of Washington University.

Mr. Guoxiao Yao is the chief technology officer of Yingli Green Energy and Tianwei Yingli. Prior to joining us in September 2006, Mr. Yao was an engineer at a chemical factory in Zhejiang province. Mr. Yao received his bachelor’s degree in mechanical engineering from Zhejiang University of Technology in China, his master’s degree in solar thermal engineering from the European Solar Engineering School at Dalarna University in Sweden and his doctorate degree in PV engineering from the University of New South Wales in Australia.

Mr. Seok Jin Lee is the chief operating officer of Yingli Green Energy and Tianwei Yingli. Prior to joining us in October 2006, Mr. Lee worked at Hyundai Heavy Industries Co., Ltd., a heavy industry equipment manufacturer in Korea, as a general manager for solar business, electric hybrid car business planning and management, feedstock supplies development and supply chain management from 2004 to 2006, a general manager for merger and acquisition activities from 2000 to 2004, and a project manager from 1984 to 2000. Mr. Lee received his bachelor’s degree in electrical engineering from Busan University in Korea and his master’s and doctorate degrees in electrical engineering from Yonsei University in Korea.

Dr. Nabih Cherradi is a vice president of Yingli Green Energy and Tianwei Yingli. Prior to joining Tianwei Yingli in May 2007, Dr. Cherradi served as a process manager for ten years at HCT Shaping Systems SA, a Swiss manufacturer of wire sawing machine used in the semiconductor and PV wafer industry, which is also one of our major production equipment suppliers. Prior to that, Dr. Cherradi worked at the Swiss Federal Institute of Technology of Lausanne as a senior scientist for six years. Dr. Cherradi received his master’s degree in physics in 1984, his Ph. D. in materials science in 1988, both from University Henri Poincaré in France, and his master’s degree in business in 1989 from University of Nancy II in France.

Mr. Stuart Brannigan is the managing director of Europe of Yingli Green Energy. Prior to joining Yingli Green Energy, Mr. Brannigan was the director of global procurement for Phoenix Solar AG, in Sulzemoos, Germany. Mr. Brannigan also had a successful career with BP Solar from 1990 to 2005. In his last two years with BP Solar, he served as the director for global procurement, responsible for securing silicon feedstock, wafers, cells, modules, and all other PV-related raw materials and capital equipment. Between 1999 and 2003, Mr. Brannigan was the vice president of sales for Europe and Africa at BP Solar. Additionally, during his tenure at BP Solar, Mr. Brannigan was elected to the board of the European Photovoltaic Industry Association (EPIA), where he was responsible for representing, lobbying and voicing the opinions of EPIA around the world.

Mr. Yiyu Wang is the chief strategic officer and financial controller of Yingli Green Energy and Tianwei Yingli. Prior to joining us in December 2006, Mr. Wang worked as a senior audit manager and an audit manager at the accounting firm of PricewaterhouseCoopers since 1996. From 2003 to 2004, Mr. Wang worked at PricewaterhouseCoopers in Sydney, Australia. Mr. Wang received his bachelor’s degree in international finance from Shanghai University in China.

Mr. Qiang Ding is the chairperson of the board of directors of Tianwei Yingli. Mr. Ding has served as the chairperson of Baoding Tianwei Group Co., Ltd., an electricity transformer manufacturer and Tianwei Baobian’s controlling shareholder, and Tianwei Baobian, a manufacturer of large electricity transformers and the holder of the minority interest in Tianwei Yingli, since April 1999. Mr. Ding received his master’s degree in economics from Hebei University in China.

Mr. Haiqing Bian is a director of Tianwei Yingli. Mr. Bian has served as the vice chairperson of Baoding Tianwei Group Co., Ltd., an electricity transformer manufacturer and Tianwei Baobian’s controlling shareholder, since March 2004 and vice chairperson of Tianwei Baobian, a manufacturer of large electricity transformers and the holder of the minority interest in Tianwei Yingli, since July 2002. Prior to that, Mr. Bian worked as a manager of the financial department and investment management department and the secretary to the board of directors of Baoding Tianwei Group Co., Ltd. from 1998 through 2001, and a vice president of Tianwei Baobian from 2001 through 2002. Mr. Bian received his master’s degree in economics from Hebei University in China.

Mr. Mingjin Yang is a director of Tianwei Yingli. Mr. Yang has served as director of Baoding Tianwei Group Co., Ltd., an electricity transformer manufacturer and Tianwei Baobian’s controlling shareholder, since April 2004, a director of Tianwei Baobian, a manufacturer of large electricity transformers and the holder of the minority interest in Tianwei Yingli, since February 2006 and the president of Tianwei Baobian since January 2006. Mr. Yang has also worked as a general manager of Baoding Tianwei Electric Equipment Co., Ltd., an electricity transmission and distribution equipment manufacturer located in Baoding, since 2001. Prior to that, Mr. Yang worked as a workshop head in Tianwei Baobian. Mr. Yang graduated from the management and engineering department of North China Electric Power University.

Ms. Qing Miao is a director of Tianwei Yingli. Ms. Miao has served as the assistant to the chief executive officer and deputy director of the investment and development department at Tianwei Yingli since August 2005. Prior to that, Ms. Miao worked as the manager of the interactive voice response department at Tom Online Inc., a NASDAQ-listed wireless Internet company based in Beijing, China that provides multimedia products and services, from 2003 through 2004. Ms. Miao received her bachelor’s degree in business administration from Monaco Business School in France and studied in the advanced training program on competitive marketing strategies at University of Hall in the United Kingdom. Ms. Miao is the daughter of Mr. Liansheng Miao, our chairperson and chief executive officer.

Ms. Conghui Liu is director of Tianwei Yingli. Ms. Liu joined Tianwei Yingli in 1998 and has served as director of the investment and development department and the deputy director of the financial department at Tianwei Yingli since 2002. Ms. Liu received her bachelor’s degree in economics from Inner Mongolia Finance and Economics College in China and her master’s degree in project management from University of Management and Technology in the United States.

The business address of our directors and executive officers and Tianwei Yingli’s directors and executive officers is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3055 Middle Fuxing Road, Baoding, People’s Republic of China.

B.	Compensation of Directors and Executive Officers

In 2007, the aggregate cash compensation to our executive officers, including all the directors, was RMB 12.7 million. For options and restricted shares granted to officers and directors, see “— 2006 Stock Incentive Plan.”

2006 Stock Incentive Plan

The 2006 stock incentive plan was adopted by our shareholders and board of directors in December 2006. The 2006 stock incentive plan provides for the grant of options, limited stock appreciation right and other stock-based awards such as restricted shares. The purpose of the plan is to aid us and our affiliates in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of us and our affiliates by providing incentives through the granting of awards. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain talented individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

Administration.  The 2006 stock incentive plan is administered by the compensation committee of our board of directors, or in the absence of a compensation committee, the board of directors. The committee is authorized to interpret the plan, to establish, amend and rescind any rules and regulations relating to the plan, and to make any other determinations that it deems necessary or desirable for the administration of the plan. The committee determines the provisions, terms and conditions of each award, including, but not limited to, the exercise price for an option, vesting schedule of options and restricted shares, forfeiture provisions, form of payment of exercise price and other applicable terms.

Change of Control.  The 2006 stock incentive plan defines a “change of control” as the occurrence of any of the following events: (i) the sale or disposition, in one or a series of related transactions, of all or substantially all, of our assets to any third party; (ii) any third party is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of our voting stock or any entity which controls us (counting the shares that such third party has the right to acquire) by way of merger, consolidation, tender, exchange offer or otherwise; or (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the board (together with any new directors elected or nominated by such board) cease for any reason to constitute a majority of the board, then in office. Upon a change of control, the compensation committee may decide that all outstanding awards that are unexercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such acquisition. The compensation committee may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the acquisition but not thereafter.

Amendment and Termination of Plan.  Our board of directors may at any time amend, alter or discontinue the 2006 stock incentive plan. Amendments or alterations to the 2006 stock incentive plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant, or if shareholder approval is required by law or by stock exchange rules or regulations. Any amendment, alteration or termination of the 2006 stock incentive plan must not adversely affect awards already granted without written consent of the recipient of such awards.

Unless terminated earlier, the 2006 stock incentive plan will continue in effect for a term of ten years from the date of adoption.

Amendment No. 1 to the 2006 Stock Incentive Plan.  Our board of directors approved in April 2007 and our shareholders approved in May 2007 Amendment No. 1 to the 2006 stock incentive plan, which will amend our 2006 stock incentive plan to increase the number of ordinary shares that we are authorized to issue from 3,394,054 shares to 8,240,658 shares. Among these shares, up to 2,715,243 shares may be issued for the purpose of granting awards of restricted shares and up to 5,525,415 shares may be issued for the purpose of granting options. The amendment will not change any other material provisions of the 2006 stock incentive plan.

Options.  An option granted under the 2006 stock incentive plan will have specified terms set forth in an option agreement and will also be subject to the provisions of the 2006 stock incentive plan which include the following principal terms. The compensation committee will determine in the relevant option agreement the purchase price per share upon exercise of the option, with the purchase price of no less than 100% of the fair market value of the shares on the option grant date. The compensation committee will also determine in the relevant option agreement whether the option granted and vested under the award agreement will be exercisable following the recipient’s termination of services with us. If the ordinary shares covered by an option are not exercised or purchased on the last day of the period of exercise, they will terminate. The term of an option granted under the 2006 stock incentive plan may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment. Options granted under the 2006 incentive plan are not transferable and may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the option holders, except that the compensation committee may permit the options to be exercised by and paid to certain persons or entities related to the option holders.

Granted Options.  Prior to our initial public offering, we granted options to purchase an aggregate of 610,929 ordinary shares to four executive officers at an exercise price of US$2.10 per share. We agreed to grant options to these executive officers at an exercise price of US$2.10, which was determined with reference to the purchase price per share for the Series A financing transaction, at the time when we began negotiating their respective employment terms in September 2006. However, these options were not granted until December 28, 2006 when we finally adopted the 2006 stock incentive plan.

Upon the completion of our initial public offering in June 2007, we granted options to purchase an aggregate of 115,000 ordinary shares to three independent directors and one key employee at an exercise price of US$11.00 per share. In July 2007, we granted options to purchase an aggregate of 35,000 ordinary shares to two new employees at an exercise price of US$11.00 per share and US$12.89 per share, respectively. In September 2007, we granted options to purchase an aggregate of 125,700 ordinary shares to one executive at an exercise price of US$18.48 per share. In December 2007, we granted options to purchase an aggregate of 540,000 ordinary shares to one executive officer and one new employee at an exercise price of US$28.30 per share.

Provided the option holder remains a director, officer or employee of ours, each of the relevant option award agreements with the three independent directors provides that the option will vest and become exercisable with respect to one-third of the shares initially covered by the option on each of the first, second and third anniversaries of the option grant date, the relevant option award agreements with the four executive officers and two employees provide that the option will vest and become exercisable with respect to 25% of the shares initially covered by the option on each of the first, second, third and fourth anniversaries of the option grant date, and the relevant option award agreements with two executive officers and two employees provide that the option will vest and become exercisable with respect to 20% of the shares initially covered by the option on each of the first, second, third, fourth and fifth anniversaries of the option grant date. Following the option holder’s termination of service with us for any reason, the option, to the extent not then vested, will be canceled by us without consideration. Upon a change of control, the options will, to the extent not then vested and not previously canceled, become fully vested and exercisable immediately.

The following table summarizes, as of the date of this annual report, the options we have granted and have decided to grant.

	Ordinary
	Shares	Exercise
	Underlying	Price per
	Outstanding	Share
Name	Option	(US$)	Grant Date	Expiration Date

Zongwei Li	*	2.10	December 28, 2006	December 28, 2016
Guoxiao Yao	*	2.10	December 28, 2006	December 28, 2016
Yiyu Wang	*	2.10	December 28, 2006	December 28, 2016
Seok Jin Lee	*	2.10	December 28, 2006	December 28, 2016
Iain Ferguson Bruce	*	11.00	June 13, 2007	June 13, 2017
Jiesi Wu	*	11.00	June 13, 2007	June 13, 2017
Chi Ping Martin Lau	*	11.00	June 13, 2007	June 13, 2017
Another employee	*	11.00	June 13, 2007	June 13, 2017
New employee	*	11.00	July 18, 2007	July 18, 2017
New employee	*	12.89	July 18, 2007	July 18, 2017
Stuart Brannigan	*	18.48	September 15, 2007	September 15, 2017
Liansheng Miao	*	28.30	December 6, 2007	December 6, 2017
New Employee	*	28.30	December 6, 2007	December 6, 2017
New Employee	*	38.39	January 1, 2008	January 1, 2018
Yiyu Wang	*	21.74	January 30, 2008	January 30, 2018
Other employees as a group**	*	21.74	January 30, 2008	January 30, 2018
Other employees as a group**	*	16.90	February 27, 2008	February 27, 2018
Other employees as a group**	*	17.23	April 1, 2008	April 1, 2018

Total	1,909,728

*	Less than 1% of our outstanding share capital.

**	None of these employees is a director or officer.

Restricted Shares.  Restricted shares issued under the 2006 stock incentive plan will have specified terms set forth in an award agreement and will also be subject to the provisions of the 2006 stock incentive plan. Unless otherwise permitted by the compensation committee, restricted shares are not transferable and may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered at any time prior to becoming vested or during any period in which we may repurchase them.

Granted Restricted Shares.  As of the date of this annual report, our board of directors has issued to DBS Trustees Limited, or the trustee, an aggregate of 2,621,060 restricted but unvested shares for the benefit of 70 trust participants, consisting of (i) an aggregate of 1,606,300 restricted shares granted to nine directors and officers of us and Tianwei Yingli, (ii) an aggregate of 999,760 restricted shares granted to 60 other employees and (iii) 15,000 restricted shares to a non-employee, all pursuant to two restricted stock award agreements and a trust deed. The trustee will hold the restricted shares in trust and will be the registered holder of the restricted shares until such shares are vested, forfeited or repurchased by us. Our board of directors has appointed a managing committee to provide recommendations, advice or instructions to the trustee in connection with the administration of the trust. The restricted stock award agreements and the trust deed contain, among other things, provisions concerning the constitution and structure of the trust, and vesting and forfeiture of the restricted shares, our right to repurchase the restricted shares within a period after vesting of the restricted shares, distribution to trust participants, transfer restrictions, dividends and voting rights, and consequence of third-party acquisition.

So long as the trust participant remains a director, officer, employee or consultant of ours, as the case may be, 20% of the restricted shares issued for the benefit of that trust participant will vest on the first anniversary following the award grant date and the remaining 80% will vest ratably in 20% increments on the second, third, fourth and fifth anniversaries of the award grant date. Restricted shares granted for the benefit of a trust participant will also fully vest upon termination of service resulting from death or disability of the trust participant that is due to work-related reasons. Following a trust participant’s termination of service with us, except if such termination is resulting from the trust participant’s death or disability that is due to work-related reasons, the restricted shares granted for the benefit of such trust participant will, to the extent not then vested, be forfeited without any consideration.

For a period of six months after any restricted shares are vested, the trustee will be required to, upon our written request, sell all or part of the vested restricted shares to us at fair market value. The trustee will distribute the repurchase price paid by us, and any dividend accumulated on the repurchased shares from their vesting dates, to us as the agent of the applicable trust participants. Any vested restricted shares that are not repurchased by us during the six-month period will be distributed to us as the agent of the applicable trust participants either in specie or in cash at the option of the applicable trust participants. We will then distribute the repurchase price, the restricted shares or cash, as the case may be, to the applicable trust participants after withholding relevant taxes in accordance with applicable laws.

The restricted shares will not be entitled to dividends paid on the ordinary shares until such restricted shares are vested. The restricted shares will have the same voting rights as our other ordinary shares. All voting rights of the restricted shares will be exercised by the trustee in accordance with the managing committee’s instructions before the restricted shares are vested, and in accordance with the instructions of the applicable trust participants after the restricted shares are vested. Upon a change of control, all restricted shares granted to the trustee for the benefit of the trust participants will become fully vested immediately.

The following table summarizes, as of the date of this annual report, the outstanding restricted shares granted to the trustee for the benefit of the following directors and executive officers of us and Tianwei Yingli and the other trust participants pursuant to the 2006 stock incentive plan.

Restricted
	Shares		End of Vesting
	Granted	Grant Date	Period

Liansheng Miao	*	January 19, 2007	January 19, 2012
Xiangdong Wang	*	January 19, 2007	January 19, 2012
Zhiheng Zhao	*	January 19, 2007	January 19, 2012
Qiang Ding	*	January 19, 2007	January 19, 2012
Haiqing Bian	*	January 19, 2007	January 19, 2012
Mingjin Yang	*	January 19, 2007	January 19, 2012
Qing Miao	*	January 19, 2007	January 19, 2012
Conghui Liu	*	January 19, 2007	January 19, 2012
Nabih Cherradi	*	May 14, 2007	May 14, 2012
Directors and executive officers as a group	1,606,300
Other employees	999,760	January 19, 2007	January 19, 2012
One non employee	15,000	April 16, 2007	April 16, 2012

Total:	2,621,060

*	Less than 1% of our outstanding share capital.

C.	Board Practices

Terms of Directors and Executive Officers

Our officers are appointed by and serve at the discretion of the board of directors. At each annual general meeting one third of our directors (save for the chairman of the board and managing director) are subject to retirement by rotation and otherwise hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or makes a composition with his creditors, or (ii) dies or is found by our company to be or becomes of unsound mind, or (iii) is absent from meetings of our board of directors for six consecutive months and our board of directors resolves that his office be vacated.

Board of Directors

The following describes the board of directors of Yingli Green Energy. For a description of Tianwei Yingli’s board of directors, see “Item 4.A. History and Development of the Company — Restructuring — Joint Venture Contract — Tianwei Yingli’s Management Structure — Board of Directors.”

Our board of directors currently has seven directors, consisting of three independent directors. Under the shareholders agreement, dated December 15, 2006, among the Series A preferred shareholder, the Series B preferred shareholders, Mr. Liansheng Miao, Yingli Power and us, the Series A preferred shareholder and the Series B preferred shareholders each had the right to nominate one director to our board of directors and Tianwei Yingli’s board of directors prior to our initial public offering. Of our current directors, Mr. Liansheng Miao and Mr. Xiangdong Wang were elected by holders of our ordinary shares, Mr. Shujun Li was designated by the holder of our Series A preferred shares and Mr. George Jian Chuang was designated by Baytree Investments (Mauritius) Pte Ltd, an investment vehicle controlled by Temasek Holdings (Hong Kong) Limited, which was the largest holder of our Series B preferred shares. We have obtained the approval of relevant PRC government authorities of the increase of Tianwei Yingli’s board seats from seven to nine, and the holder of our Series A preferred shares has nominated Mr. Shujun Li, and the holders of our Series B preferred shares have nominated Mr. Sean Lu, to Tianwei Yingli’s board of directors.

Under our third amended and restated articles of association, which came into effect upon the closing of our initial public offering in June 2007, our board of directors consists of at least two directors. Our directors are elected by the holders of ordinary shares. At each annual general meeting, one third of our directors then existing (other than the chairperson of our board and any managing director) will be subject to re-election. A director is not required to hold any shares in us by way of qualification. Our board of directors may vote with respect to any contract, proposed contract or arrangement in which such director is materially interested, provided that such director discloses the nature of his or her interest in such contract or arrangement. Our board of directors may exercise all the powers of our company to borrow money, mortgage our undertakings, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or pledged as security for any obligation of our company or of any third party.

Committees of the Board of Directors

Our board of directors has established an audit committee and a compensation committee. We have adopted a charter for each such committee.

Audit Committee

Our audit committee consists of Mr. Iain Bruce, Mr. Jiesi Wu and Mr. Chi Ping Martin Lau and is chaired by Mr. Bruce. Mr. Bruce is a director with accounting and financial management expertise as required by the New York Stock Exchange corporate governance rules, or the NYSE rules. All of the members of our audit committee satisfy the “independence” requirements of the NYSE rules and Rule 10A-3(b)(1) under the Exchange Act. Our audit committee consists solely of independent directors. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

•	selecting our independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by our independent registered public accounting firm;

•	reviewing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to its audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent registered public accounting firm; and

•	reporting regularly to the full board of directors.

Compensation Committee

Our compensation committee consists of Mr. Iain Bruce, Mr. Jiesi Wu and Mr. Chi Ping Martin Lau and is chaired by Mr. Bruce. All of the members of our compensation committee satisfy the “independence” requirements of the NYSE rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter.

Remuneration and Borrowing

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. The directors may, on our behalf, borrow money, mortgage or charge our undertaking, property and uncalled capital, and issue debentures or other securities directly or as security for any debt obligations of us or of any third party.

Qualification

There is no shareholding qualification for directors.

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the executive officer, including but not limited to, a conviction of a felony, or willful gross misconduct by the executive officer in connection with his or her employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the executive officer is generally entitled to a severance pay of at least one month’s salary.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with the employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulting from work performed by them, and to assign us all right, title and interest of such inventions, designs and techniques.

D.	Employees

Employees

We had 971, 1,552 and 2,748 employees as of December 31, 2005, 2006 and 2007, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our total employees as of December 31, 2007:

	As of December 31, 2007
	Number	Percentage
	of Employees	of Total

Manufacturing	1,751	63.7%
Quality Inspection	104	3.8
Research and Development	130	4.7
Procurement, Sales and Marketing	110	4.0
Management and Administrative	189	6.9
Logistics, Manufacturing Support and Others	464	16.9

Total	2,748	100.0%

Our success depends to a significant extent upon our ability to attract, retain and motivate qualified personnel. As of December 31, 2007, 1,128 of our employees held college diploma or bachelor’s or higher degrees, and over 91.9% of our manufacturing line employees held post-high school technical degrees or high school diplomas. Many of these employees have overseas education and industry experience, and we periodically send our technical personnel overseas for advanced study and training. Our employees also receive annual training courses in subjects relevant to their positions within our company. Substantially all of our employees are based in China.

We use annual reviews and job achievement quotas to measure our employees’ job performance, and about 30% of employees’ annual compensation is tied to their job performance. As of December 31, 2007, we were required by PRC law to make monthly contributions in amounts equal to 20.0%, 7.5%, 2.0%, 1.0% and 0.9% of our employees’ average monthly salary in the preceding year to a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, respectively, each for the benefit of our employees subject to certain statutory limits.

Our employees are not subject to any collective bargaining agreement. We have not been involved in any material labor disputes. We believe that we have a good relationship with our employees.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 25, 2008, the latest practicable date, by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Ordinary Shares Beneficially
Owned(1)(2)
	Number of Shares	%

Directors and Executive Officers:
Liansheng Miao(3)	58,016,672	45.69
Shujun Li(4)	7,389,115	5.82
George Jian Chuang	—	—
Xiangdong Wang	*	*
Iain Ferguson Bruce	—	—
Martin Chi Ping Lau	—	—
Jiesi Wu	—	—
Zhiheng Zhao	*	*
Zongwei Li	*	*
Guoxiao Yao	*	*
Seok Jin Lee	*	*
Nabih Cherradi	—	—
Stuart Brannigan	—	—
Yiyu Wang	*	*
All directors and executive officers as a group	65,629,936	51.59
Principal and Selling Shareholders:
Yingli Power Holding Company Ltd.(5)	57,962,272	45.67
Baytree Investments (Mauritius) Pte Ltd(6)	6,616,959	5.21

*	Less than 1% of our outstanding share capital.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	Percentage of beneficial ownership of each listed person is based on 126,923,609 ordinary shares outstanding and, as applicable, (i) the ordinary shares underlying share options exercisable by such person and (ii) restricted ordinary shares awarded to such person that can be vested, in each case within 60 days of the date of this annual report, not including share options that can be early exercised, at the discretion of the holder, into unvested ordinary shares.

(3)	Represents 57,962,272 of our ordinary shares owned by Yingli Power, our controlling shareholder, which is 100% beneficially owned by the family trust of Mr. Miao, and 54,400 restricted shares that were vested in January 2007. Mr. Miao’s business address is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3055 Middle Fuxing Road, Baoding, People’s Republic of China.

(4)	Consists of 7,389,115 of our ordinary shares owned by Grandis Holdings Ltd., TB Inspiration Holdings Ltd., TB Holdings Ltd. and Fairdeal Development. Grandis Holdings Ltd. is a British Virgin Islands exempted company with limited liability and Mr. Shujun Li is a director of Grandis Holdings Ltd. TB Inspiration Holdings Ltd. is a Cayman Islands exempted company with limited liability and Mr. Shujun Li is a director of TB Inspiration Holdings Ltd. TB Holdings Ltd. is a British Virgin Islands exempted company with limited liability, and Mr. Shujun Li is a director of TB Holdings Ltd. TB Holdings Ltd. is wholly-owned by Trustbridge Partners I, L.P., a Cayman Islands exempted limited partnership, which is controlled by TB Partners GP1, L.P., its general partner. TB Partners GP1, L.P. is controlled by TB Partners GP Limited, its general partner. TB Partners GP Limited is 100% owned by Mr. Shujun Li. Fairdeal Development Ltd. is a British Virgin Islands exempted company with limited liability. DBS Trustee Limited, a Singaporean company, holds 100% of the issued and outstanding shares of Fairdeal Development Ltd. on behalf of the family trust of Mr. Shujun Li. Mr. Shujun Li disclaims beneficial ownership of our shares held by Inspiration Partners Limited, TB Holdings Ltd. and Fairdeal Development Ltd., except to the extent of his pecuniary interest in these shares. Mr. Li’s business address is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3055 Middle Fuxing Road, Baoding, People’s Republic of China.

(5)	Represents 57,962,272 of our ordinary shares beneficially owned by Yingli Power. Yingli Power is 100% beneficially owned by the family trust of Mr. Liansheng Miao. The mailing address of Yingli Power is Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

(6)	Consists of 6,616,959 of our ordinary shares by Baytree Investments. Baytree Investments is a Mauritius-incorporated entity and is wholly-owned by Seletar Investments Pte Ltd., which is in turn wholly owned by Temasek Capital (Private) Limited. Temasek Capital (Private) Limited is in turn wholly-owned by Temasek Holdings (Private) Limited. Temasek Holdings (Private) Limited, a Singaporean company wholly-owned by the Minister for Finance, Incorporated, of Singapore, may be deemed to have indirect voting and dispositive power over the shares owned beneficially and of record by Baytree Investments (Mauritius) Pte Ltd. The mailing addresses of Baytree Investments and Temasek Holdings (Private) Limited are 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

As of April 25, 2008, 48,381,485, or 38.12% of our outstanding ordinary shares in the form of ADSs are held by three registered holders in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6.E. Share Ownership.”

B.	Related Party Transactions

We adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions for the years ended December 31, 2005, 2006 and 2007.

Transactions with Mr. Liansheng Miao and Entities Controlled by Mr. Miao

We were incorporated in August 2006 as a Cayman Islands exempted company by Mr. Liansheng Miao to serve as an offshore listing vehicle for Tianwei Yingli and facilitate the flow of foreign investment into Tianwei Yingli.

Tianwei Yingli was co-founded in August 1998 by Yingli Group, a PRC limited liability company, which was founded and is 100% owned by Mr. Miao. Tianwei Yingli became our predecessor and subsidiary on September 5, 2006, when Yingli Group transferred its 51% equity interest in Tianwei Yingli to us. See “Item 4.A. History and Development of the Company — Restructuring.”

Our controlling shareholder is Yingli Power, a British Virgin Islands corporation, which is 100% owned by the family trust of Mr. Miao. In August 2006, Yingli Power made an initial capital contribution of US$500,000 to us in exchange for 50,000,000 of our ordinary shares, and in September 2006, it made an additional capital contribution of US$100,000 to us in exchange for 9,800,000 of our ordinary shares.

Yingli Power also served as an intermediary in our securing equity-linked debt financing from Deutsche Bank AG, Singapore branch. On November 13, 2006, we issued US$85 million in aggregate of mandatory convertible bonds and mandatory redeemable bonds to Yingli Power, which on the same date issued mandatory exchangeable notes and mandatory redeemable notes to Deutsche Bank AG, Singapore branch for the same aggregate amount and on substantially similar terms (other than the split for the exchangeable or convertible portion). See ‘‘— Private Equity Investments and Other Financings — Mandatory Redeemable Bonds and Mandatory Convertible Bonds.” We repaid in full the mandatory redeemable bonds issued to Yingli Power in the principal amount of US$35.3 million with part of the proceeds we received from our initial public offering.

Yingli Group has had a series of financial transactions with Tianwei Yingli. Prior to December 31, 2002, Yingli Group borrowed RMB 8.4 million. In 2005, 2006 and 2007, Yingli Group borrowed RMB 0.4 million, RMB 115.0 million and nil, respectively, from Tianwei Yingli. These loans were made to support the cash flow needs of Yingli Group and were unsecured, interest-free and had no definite terms of repayment. Yingli Group has repaid all of these loans in full. In 2006 and 2007, Tianwei Yingli borrowed RMB 0.9 million and RMB 38.9 million (US$5.3 million), respectively, from Yingli Group without interest due and any definitive terms of repayment, of which RMB 0.6 million and RMB 39.2 million (US$5.4 million) was repaid in 2006 and 2007, respectively, and RMB 0.3 million and nil remained outstanding as of December 31, 2006 and 2007, respectively. In September 2006, Yingli Group also entrusted a loan of RMB 125.0 million in favor of Tianwei Yingli through Agricultural Bank of China to Tianwei Yingli. Tianwei Yingli repaid RMB 124.0 million as of December 31, 2006 and the remaining RMB 1.0 million in April 2007. During the year ended December 31, 2007, Tianwei Yingli obtained two new governmental loans of RMB 30.0 million (US$4.1 million) and RMB 42.0 million (US$5.8 million) that were guaranteed by Yingli Group. These new loans bear a prevailing bank borrowing interest rate and were repaid by December 31, 2007.

In addition, we made prepayments of RMB 473.9 million (US$65.0 milion) to Yingli Group for the purchase of raw materials during the year in 2007, of which RMB 463.9 million (US$63.6 million) was refunded to us in 2007 as purchases did not occur. The outstanding balance of this prepayment was RMB 10.0 million (US$1.4 million) as of December 31, 2007.

Transactions with Tianwei Baobian and Its Controlling Shareholder

Tianwei Baobian, a PRC company listed on the Shanghai Stock Exchange and 51.1%-owned by Tianwei Group, a wholly state-owned limited liability company established in the PRC, is a shareholder of Tianwei Yingli. After becoming a shareholder in Tianwei Yingli in April 2002, Tianwei Baobian’s equity interest in Tianwei Yingli decreased from 51.0% as of December 9, 2005, to 49.0% as of August 9, 2006 following a series of restructuring transactions as described in “Item 4.A. History and Development of the Company — Restructuring”, 29.89% as of June 25, 2007 following our capital contribution to Tianwei Yingli of proceeds from the issuance of the Series B preferred shares, and to 25.99% as of March 14, 2008 following our capital contribution to Tianwei Yingli of proceeds from our initial public offering. As of December 31, 2006 and 2007, we had a dividend payable to Tianwei Baobian amounted to RMB 10,956,000 in connection with a dividend declared in August 2006. See “Item 4.A. History and Development of the Company — Restructuring — Private Equity Investments and Other Financings Following Restructuring.”

The respective rights and obligations of us and Tianwei Baobian as the shareholders of Tianwei Yingli are governed by a joint venture contract, which is dated August 25, 2006 and amended from time to time to reflect, among others, the changes in the respective equity holdings by us and Tianwei Baobian. The joint venture contract, which is governed by PRC law, provides that, among others, Tianwei Baobian has a right, after our initial public offering, to subscribe for a number of our ordinary shares in exchange for all but not part of its equity interest in Tianwei Yingli at the time of the exercise according to a formula set forth in the joint venture contract. For further description of this subscription right and other key provisions of the joint venture contract, see “Item 4.A. History and Development of the Company — Restructuring — Joint Venture Contract.”

As Tianwei Yingli’s shareholder, Tianwei Baobian has provided financial support to Tianwei Yingli in a series of transactions. In 2002, Tianwei Yingli borrowed RMB 8.0 million from Tianwei Baobian, at an interest rate of 7.56% per annum and due upon demand, which was repaid in 2006. In 2005, Tianwei Yingli borrowed another RMB 8.0 million from Tianwei Baobian, without any interest due and any definite terms of repayment, which was repaid in full in 2005. In 2005, Tianwei Yingli also borrowed RMB 92.3 million in aggregate from Tianwei Baobian and its subsidiaries, without any interest due and any definite terms of repayment, which was repaid in full in 2006. In 2006, Tianwei Yingli borrowed an additional RMB 7.2 million from Tianwei Baobian, without any interest due and any definite terms of repayment, which was repaid in full in the same year.

In addition, prior to 2002, Tianwei Yingli borrowed RMB 0.1 million from Mr. Qiang Ding, chairperson of the board of directors of Tianwei Baobian, without any interest due and definitive terms of repayment, which was repaid in full in March 2007. As of the date of this annual report, Tianwei Yingli had no outstanding loans from Tianwei Baobian or its affiliates.

Historically, Tianwei Baobian and its controlling shareholder, Tianwei Group, also guaranteed or entrusted a substantial portion of Tianwei Yingli’s short-term borrowings from banks and other parties. In 2005, 2006 and 2007, Tianwei Baobian and Tianwei Group guaranteed and entrusted loans of RMB 451.4 million, RMB 839.7 million and RMB 624.2 million (US$85.6 million), respectively, for the benefit of Tianwei Yingli. These loans bore interest in the range of 4.59% to 7.47% and typically had a maturity of 28 days to 12 months. As of December 31, 2005, 2006 and 2007, these guaranteed and entrusted loans amounted to RMB 234.0 million, RMB 232.0 million and RMB 470.2 million (US$64.5 million), respectively, or 67.5%, 86.8% and 37.3% of our short-term borrowings as of the same dates.

Tianwei Baobian and Tianwei Group have also assisted Tianwei Yingli in procuring equipment from overseas suppliers. In 2006, Tianwei Yingli made payments to Tianwei Group of RMB 16.5 million as deposits for Tianwei Baobian to secure letter of credit issued to certain overseas equipment suppliers. Such payments are reclassified to “construction in progress” when Tianwei Group pays the amount to the equipment suppliers on Tianwei Yingli’s behalf. The outstanding balance of such deposits was RMB 8.3 million as of December 31, 2006. In 2007, the deposits were reduced when Tianwei Group paid the amount to the equipment suppliers on the Tianwei Yingli’s behalf and returned the remaining deposits. The outstanding balance of such deposits was nil as of December 31, 2007.

In addition, in 2006, Tianwei Yingli borrowed RMB 20.0 million from Baoding Yuan Sheng Investment & Development Co. Ltd., or Yuan Sheng, a PRC real estate company 51% owned by Tianwei Group and 49% owned by Yingli Group, without interest due and any definitive terms of repayment, of which RMB 1.6 million was repaid in 2006 and the remaining RMB 18.4 million was repaid in January 2007. In 2007, we also borrowed and repaid RMB 25.0 million (US$3.4 million) from Yuan Sheng. During the same period, Tianwei Yingli made loans, unsecured, free of interest and without definitive terms of repayment, to Yuan Sheng amounting to RMB 2.0 million (US$0.3 million) to support its operations. The full amount of these loans remained outstanding as of December 31, 2007.

On September 28, 2007, Yingli Green Energy entered into an agreement with Tianwei Baobian, the minority shareholder of Tianwei Yingli. Pursuant to the agreement, Tianwei Yingli has agreed to reimburse all the costs related to the Yingli Green Energy’s initial public offering of RMB 223.9 million. As a result, Tianwei Baobian will bear its proportional share of the initial public offering costs upon payment.

Certain Other Related Party Transactions

Prior to Yingli Group’s transfer of its 51% controlling equity interest in Tianwei Yingli to us on September 5, 2006, Tianwei Yingli paid RMB 5.1 million on our behalf for costs incurred in connection with our initial public offering in 2006. Such amount was included as deferred offering costs in our consolidated balance sheet as of December 31, 2006. For the year ended December 31, 2007, Tianwei Yingli paid an additional RMB 32.0 million (US$4.4 million) on our behalf for costs incurred in connection with our initial public offering. The total deferred offering costs were deducted from proceeds from the initial public offering during the year ended December 31, 2007.

In September 2005, Tianwei Yingli acquired an additional 40% of equity interest in Tibetan Yingli, an entity we account under the equity method of accounting, for a consideration of RMB 8.0 million, which remained unpaid and outstanding until December 31, 2006, when the amount was reduced to nil when Tibetan Yingli’s board approved to offset such amount against operational advances of an equivalent amount made by Tianwei Yingli to Tibetan Yingli. In 2006 and 2007, Tianwei Yingli also paid RMB 9.3 million and RMB 6.1 million (US$0.8 million), respectively, for operating activities on behalf of Tibetan Yingli. In 2007, the Company sold PV modules to Tibetan Yingli in an amount of RMB 4.0 million (US$0.6 million), which remained to be payable by Tibetan Yingli to the Company as of December 31, 2007.

Tianwei Yingli borrowed RMB 13.1 million from Tianli New Energy Resources Co., Ltd, or Tianli, a company whose shareholders include Mr. Liansheng Miao, our chairperson and chief executive officer, Mr. Xiangdong Wang, our director and vice president and Mr. Zhiheng Zhao, our vice president. This loan was unsecured, interest-free and had no definitive terms of repayment. The loan was paid off as of December 31, 2007.

In 2005, Tianwei Yingli received advance payments for the sale of raw material inventory of RMB 3.6 million from Yitongguangfu Technical Co., Ltd., or Yitongguangfu, a PRC company whose shareholders include Mr. Xiangdong Wang, our director and vice president. In 2005, 2006 and 2007, Tianwei Yingli sold raw materials in the amount of RMB 2.0 million, RMB 0.5 million and nil, respectively, to Yitongguangfu. Tianwei Yingli currently does not expect to continue to sell similar raw material to Yitongguangfu in the future. Tianwei Yingli also made prepayments of RMB 15.0 million, RMB 7.7 million and RMB 52.8 million (US$7.2 million), respectively, in 2005, 2006 and 2007 to Yitongguangfu, for the purchase of metal strips. The purchases related to the RMB 15.0 million of prepayment made in 2005 did not materialize and the amount was returned in full in January 2006. Tianwei Yingli’s actual purchase from Yitongguangfu amounted to nil, RMB 4.2 million and RMB 30.0 million (US$4.1 million) in 2005, 2006 and 2007, respectively. The outstanding balance of prepayment as of December 31, 2006 and 2007 was RMB 3.5 million and RMB 26.3 million (US$3.6 million), respectively in purchases of metal strips. Tianwei Yingli may continue to purchase similar products from Yitongguangfu in the future.

In 2005, Tianwei Yingli purchased cleaning products and miscellaneous office products and services in the amount of RMB 0.2 million from Yingli Municipal Public Facilities Company, or Yingli Municipal, a subsidiary of Yingli Group, which was paid in full in 2006. In 2007, Tianwei Yingli purchased RMB 0.2 million (US$0.03 million) products and services from Yingli Municipal, which remained payable to Yingli Municipal as of December 31, 2007.

In 2006 and 2007, Tianwei Yingli purchased aluminum frames in the amount of RMB 3.2 million and RMB 10.0 million (US$1.4 million), respectively, from Tianwei Fu Le Aluminum Co., Ltd., or Tianwei Fu Le, a subsidiary of Tianwei Group, of which RMB 2.4 million and RMB 8.6 million (US$1.2 million) was paid in 2006 and 2007, respectively. The outstanding balance of payable to Tianwei Fu Le was RMB 0.8 million and RMB 2.2 million (US$0.3 million) as of December 31, 2006 and 2007, respectively. Tianwei Yingli may continue to purchase similar products from Tianwei Fu Le in the future.

In 2005, 2006 and 2007, Tianwei Yingli made prepayments of nil, RMB 3.9 million and RMB 11.0 million (US$1.5 million) to Maike Green Food Co., Ltd., or Maike, a subsidiary of Yingli Group, for the purchase of packaging materials. Tianwei Yingli’s purchase from Maike amounted to nil, RMB 2.6 million and RMB 11.4 million (US$1.6 million) in 2005, 2006 and 2007, respectively. The outstanding balance of prepayment was RMB 1.4 million and RMB 1.0 million (US$0.1 million) as of December 31, 2006 and 2007, respectively, for purchases of packaging materials. Tianwei Yingli may continue to purchase similar products from Maike in the future.

Incei S.A., one of our shareholders, is one of our major customers for our PV modules, sales to whom accounted for more than 10% of our net revenues in 2006 and 2007.

We also have arrangements with Xinguang, a PRC silicon manufacturer, for the supply of polysilicon for 2007 and 2008 and have entered into supply contracts with Xinguang from time to time. Mr. Xiangdong Wang, our director and vice president, also serves as a director of Xinguang. Pursuant to these arrangements, Xinguang has agreed to supply 1,232 tons of polysilicon to us in 2007 and 2008. We entered into the first contract with Xinguang in April 2007 (which was amended by a supplemental contract between the parties in May 2007), pursuant to which Xinguang agreed, subject to its actual production capability and output, to supply 200 tons and 1,000 tons of silicon materials to us during 2007 and 2008, respectively. The price of the polysilicon that Xinguang will supply to us in 2008 was not specified. In May 2007 and July 2007, we entered into two more contracts with Xinguang, which increased the volume of polysilicon supply in the April 2007 contract (as amended) to 232 tons and provided for committed volumes of polysilicon supply by Xinguang in 2007 and the first quarter of 2008. In October 2007, we entered into a new supply contract (which was amended by an associated supplemental contract) with Xinguang to replace our previous arrangement with Xinguang for the supply of 1000 tons of polysilicon as contemplated by the April 2007 contract (as amended). The October 2007 contract (as amended) provides for a fixed unit price on the total committed volume as well as a unit price adjustment mechanism. Under the terms of the October contract (as amended), the fixed unit price will be adjusted if the market price of polysilicon upon delivery fluctuates outside a 5% band based on the prevailing market price when the contract was signed. In addition, the October 2007 contract provides that if one of the parties requests such adjustment to the unit price, the performance of the October 2007 contract will be suspended until both parties reach an agreement on pricing. We made prepayments of RMB 485.0 million (US$66.5 million) to Xinguang for the purchase of polysilicon during in 2007. The outstanding balance was reduced by purchases of raw materials by RMB 148.3 million (US$20.3 million) in 2007.

We purchased raw materials from Baoding Dongfa Tianying New Energy Resources Company Limited, or Dongfa Tianying, an equity investee of Tianwei Yingli. In 2007, we purchased RMB 8.4 million (US$1.2 million) and paid RMB 4.8 million (US$0.7 million) for purchase of raw materials. The outstanding balance was RMB 3.6 million (US$0.5 million) as of December 31, 2007. We acquired 30% of Dongfa Tianying’s equity interest for RMB 3.0 million in July 2007 and are currently Dongfa Tianying’s second largest shareholder.

In August 2007, we also made a deposit of RMB 21.6 million (US$3.0 million) to Yingli Group for the purchase of an office premise for our benefit. This deposit was reduced by RMB 19.4 million (US$2.7 million) for completion of office purchase as of December 31, 2007.

Private Equity Investments and Other Financings

Series A Preferred Shares and Related Warrant

On September 28, 2006, we issued to Inspiration Partners Limited 8,081,081 Series A preferred shares for an aggregate purchase price of approximately US$17.0 million. On the same date, we also issued to TB Management Ltd., an affiliate of Inspiration Partners Limited, a warrant to purchase 678,811 of our ordinary shares at an exercise price of US$2.10 per share. TB Management has since transferred the warrant to Fairdeal Development Ltd., an affiliate of Inspiration Partners Limited. Fairdeal Development Ltd. exercised the warrant on May 23, 2007 to purchase 678,811 of our ordinary shares at the exercise price of US$2.10 per ordinary share. All outstanding Series A preferred shares held by Inspiration Partners Limited were automatically converted into our ordinary shares upon the completion of our initial public offering in June 2007 at a conversion ratio of one-to-one. The proceeds from the issuance and sale of the Series A preferred shares were used to finance the transfer to us of the 51% equity interest in Tianwei Yingli held by Yingli Group.

Mandatory Redeemable Bonds and Mandatory Convertible Bonds

On November 13, 2006, we issued interest-bearing mandatory redeemable bonds and mandatory convertible bonds to Yingli Power in the aggregate principal amount of US$85 million and at an issue price equal to 98.75% of such aggregate principal amount. The mandatory redeemable bonds in the principal amount of US$38 million were required to be redeemed at their principal amount upon the completion of our initial public offering. The mandatory convertible bonds with the principal amount of US$47 million were automatically convertible into our equity interest at an aggregate value equal to the value of a 3.73% effective equity interest in Tianwei Yingli at the time of the conversion upon the completion of our initial public offering. The net proceeds from these bonds were used (i) up to US$62 million, to increase our equity interest in Tianwei Yingli from 53.98% to 62.13% (which event occurred on December 18, 2006), (ii) up to US$17 million, to further increase our equity interest in Tianwei Yingli, (iii) US$4.5 million to be held in a restricted account to be used to service the first three interest payments falling due under these bonds and (iv) the remaining proceeds for general corporate purpose and working capital. Upon the completion of our initial public offering in June 2007, we redeemed the mandatory redeemable bonds and issued 5,340,088 of our ordinary shares to Yingli Power upon conversion of the mandatory convertible bonds.

In connection with the issuance of these bonds, on November 13, 2006, our controlling shareholder, Yingli Power, issued to Deutsche Bank AG, Singapore Branch, floating rate notes in the aggregate principal amount of US$85 million and at an issue price equal to 98.75% of such aggregate principal amount. The floating rate notes consisted of US$55 million mandatory redeemable notes and US$30 million mandatory exchangeable notes exchangeable into equity interests in us at an aggregate value substantially equal to the value of a 3.73% equity interest in Tianwei Yingli at the time of the exchange upon the completion of our initial public offering, the terms of which (other than the allocation of the principal amounts between the redeemable and convertible or exchangeable portions) were substantially similar to the terms of the mandatory redeemable bonds and the mandatory convertible bonds issued by us to Yingli Power. Yingli Power used the proceeds from the issuance of the floating rate notes to subscribe for the mandatory redeemable bonds and the mandatory convertible bonds issued by us. Yingli Power pledged to Deutsche Bank AG, Singapore Branch all of its then existing equity interest in us and its other tangible and intangible asset as collateral for its obligations under these floating rate notes. Upon the completion of our initial public offering in June 2007, Yingli Power redeemed the mandatory redeemable notes and delivered 4,612,816 of our ordinary shares to Deutsche Bank AG, Singapore Branch, and several underlying investors of these notes upon exchange of the mandatory exchangeable notes.

Series B Preferred Shares

During the period from December 20, 2006 through January 13, 2007, we issued to Baytree Investments (Mauritius) Pte Ltd, an affiliate of Temasek Holdings (Private) Limited, and 13 other investors, including J.P. Morgan Securities Ltd., a total of 24,405,377 Series B preferred shares for an aggregate purchase price of US$118 million, or at US$4.835 per share. Of the US$118 million proceeds, US$17 million was received as advance payments and was used to increase our equity interest in Tianwei Yingli to 53.98% from 51%, US$22.6 million (together with US$17 million from portions of the proceeds from the issuance and sale of the mandatory redeemable bonds and the mandatory convertible bonds) was injected into Tianwei Yingli in the form of a direct equity contribution and the remaining US$78.4 million was injected into Tianwei Yingli in the form of a shareholder loan from us to Tianwei Yingli and would be converted into equity interest in Tianwei Yingli upon completion of the relevant PRC regulatory approvals and related procedural formalities. In addition, during this period, we granted to such investors, other than the three investors who had made advance payments, warrants to purchase 2,112,057 of our ordinary shares at an exercise price of US$0.01 per share, subject to certain anti-dilution provisions. On or about March 27, 2007, we further issued to the Series B preferred shareholders (other than the three investors who had made advance payments) additional warrants with terms similar to the previously issued Series B warrants to purchase an aggregate of 688,090 of our ordinary shares in exchange for the early termination of an escrow arrangement with certain restriction, which made the release of a portion of the proceeds, in an amount of US$19.6 million, that were received from the issuance and sale of the Series B preferred shares contingent upon our obtaining the relevant PRC regulatory approvals and completion of related procedural formalities in connection with the conversion of the shareholder loan into equity interest in Tianwei Yingli. This amount of US$19.6 million was injected into Tianwei Yingli upon removal of such restriction in the form of entrusted loan from us to satisfy Tianwei Yingli’s working capital requirement. All outstanding Series B preferred shares were automatically converted into our ordinary shares upon the completion of our initial public offering in June 2007 at a conversion ratio of one-to-one.

Capital Contributions to Tianwei Yingli

On October 10, 2006, we amended the joint venture contract with Tianwei Baobian, holder of a minority equity interest in Tianwei Yingli, our principal operating entity, to make an equity contribution of US$17 million to Tianwei Yingli. The equity contribution was consummated on November 20, 2006, which increased our equity interest in Tianwei Yingli to 53.98% from 51%. This equity contribution was funded with advance payments in an aggregate amount of US$17 million from three of our Series B preferred shareholders described below.

On November 13, 2006, we further amended the joint venture contract with Tianwei Baobian to make an additional equity contribution of US$62 million to Tianwei Yingli. The equity contribution was consummated on December 18, 2006 and was funded with proceeds from the issuance of the mandatory convertible bonds and the mandatory redeemable bonds. This equity contribution increased our equity interest in Tianwei Yingli to 62.13% from 53.98%.

On December 18, 2006, we further amended the joint venture contract with Tianwei Baobian to make an additional equity contribution of US$118 million to Tianwei Yingli. Of the aggregate proceeds from the issuance and sale of the Series B preferred shares, US$17 million, which was received as advance payments, was used to increase our equity interest in Tianwei Yingli to 53.98% from 51%, US$22.6 million (together with US$17 million from portions of the proceeds from the issuance and sale of the mandatory redeemable bonds and the mandatory convertible bonds) was injected into Tianwei Yingli in the form of a direct equity contribution upon the completion of relevant PRC registration procedures, and the remaining US$78.4 million was injected into Tianwei Yingli in the form of a shareholder loan from us to Tianwei Yingli which will be converted into equity interest in Tianwei Yingli upon obtaining approval from the SAFE, Baoding Branch. Upon the completion of relevant PRC registration procedures for the direct equity contribution and the conversion of the shareholder loan into equity interest in Tianwei Yingli on June 25, 2007, which resulted in the additional equity contribution of an aggregate amount of US$118 million to Tianwei Yingli’s registered capital, our equity interest in Tianwei Yingli increased to 70.11% from 62.13%.

On September 28, 2007, we further amended the joint venture contract with Tianwei Baobian to make an additional equity contribution of the U.S. dollar equivalent of RMB 1,750.84 million to Tianwei Yingli, increasing Tianwei Yingli’s registered capital from RMB 1,624.4 million to RMB 3,375.22 million. We have recently obtained the relevant PRC governmental approval for the increase of Tianwei Baobian’s registered capital in accordance with the PRC law and have made the additional equity contribution primarily using part of proceeds from our initial public offering. As a result, our equity interest in Tianwei Yingli has increased to 74.01% from 70.11%.

China Sunshine Warrant

In connection with a convertible loan to Tianwei Yingli from China Foreign Economic and Trade & Investment Co., Ltd., or FOTIC, a trust and investment company established in China, FOTIC acted as a nominee for certain third-party individuals. This convertible loan was made on May 17, 2006. Under a repayment and termination agreement dated December 29, 2006 among Tianwei Yingli, FOTIC, China Sunshine Investment Co., Ltd., or China Sunshine, a British Virgin Islands investment holding company, and us, Tianwei Yingli repaid the convertible loan in the principal amount of RMB 85,635,000 plus accrued interest of RMB 4,281,750 on December 29, 2006. As a condition of repayment, under the repayment and termination agreement, we issued on December 29, 2006 to China Sunshine a warrant to purchase 2,068,252 of our ordinary shares at an exercise price of US$4.835 per share. On February 2, 2007, China Sunshine fully exercised this warrant at an exercise price per share of US$4.835 and purchased 2,068,252 of our ordinary shares.

The issuance of the warrant was a condition of repayment of the referenced convertible loan due to a number of legal considerations and business arrangements between relevant parties. The parties to the convertible loan understood that at the time the convertible loan was made, the lenders’ intention was to exercise the conversion right under the convertible loan for an equity interest in an offshore listing vehicle for Tianwei Yingli to be listed on an overseas stock exchange. However, after the convertible loan was made, the parties to the loan agreement became aware of certain PRC legal and regulatory considerations which cast some uncertainties into the enforceability and legality under PRC laws of the conversion of the loan, which is RMB -denominated. Specifically, the original transaction contemplated the exercise by certain third party individuals or a PRC entity, namely FOTIC as the nominee for the third party individuals, of a conversion right under a loan agreement with another PRC entity, namely Tianwei Yingli, for an equity interest in an offshore entity that is the controlling shareholder, namely Yingli Green Energy, of the second PRC entity, namely Tianwei Yingli, which was a relatively novel arrangement in the PRC for which the parties could not find sufficient precedents or clear legal authority to establish the legality of such arrangement. Accordingly, in order to reduce the potential legal and/or regulatory uncertainties, Yingli Green Energy agreed to repay the debt and also agreed to the lenders’ designation of China Sunshine Investment Co., Ltd., an entity incorporated in the British Virgin Islands and unrelated to the lenders, as the holder of the conversion right, which in the final arrangement took the form of a warrant.

The inclusion of the warrant as a condition to repayment of the loan also served the business interests of both Yingli Green Energy and the lenders. The arrangements that the parties agreed upon were that (i) Yingli Green Energy would repay the loan in full, including the accrued interest, (ii) Yingli Green Energy would issue a warrant to the lenders’ designated entity, China Sunshine Investment Co., Ltd., and such warrant would be exercisable into Yingli Green Energy’s equity interest that would be substantially equal to the principal amount of the loan, and (iii) to the extent China Sunshine exercises the warrant, the majority of the proceeds from the repayment would effectively be returned to Yingli Green Energy in the form of the exercise price paid by China Sunshine (which was US$4.835 per share, or the share price paid by the investors in Yingli Green Energy’s Series B preferred shares), and (iv) China Sunshine would have a reasonably short period of time (which was fixed at 45 days under the repayment agreement) to exercise the warrant. The repayment agreement dated December 29, 2006 reflected the foregoing arrangements. The above arrangement helped eliminate a potential liquidity risk associated with an immediate loan repayment for Yingli Green Energy while allowing the lenders to designate its conversion right to China Sunshine.

Stock Incentive Plan

The 2006 stock incentive plan was adopted by our shareholders and board of directors in December 2006. The 2006 stock incentive plan provides for the grant of options, limited stock appreciation right and other stock-based awards such as restricted shares. The purpose of the plan is to aid us and our affiliates in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of us and our affiliates by providing incentives through the granting of awards. Our board of directors believes that our long-term success is dependent upon our ability to attract and retain talented individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business. See “Item 6.B. Compensation of Directors and Executive Officers — 2006 Stock Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal and Administrative Proceedings

We are currently not a party to any material legal or administrative proceedings, and we are not aware of any material legal or administrative proceedings threatened against us. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

Dividend Policy

Since its incorporation, Yingli Green Energy has never declared or paid any dividends, nor does it have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future.

Our board of directors has complete discretion on whether to pay dividends, subject, in certain cases, to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as if they were holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable under the deposit agreement. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

As we are a holding company incorporated in the Cayman Islands, we primarily rely on dividends paid to us by our subsidiaries in the PRC, including Tianwei Yingli, Yingli China and Yingli Beijing, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. PRC regulations currently permit payment of dividends only out of accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Neither the registered capital nor these reserves are distributable as cash dividends. In addition, at the discretion of their respective board of directors, Tianwei Yingli is required to allocate a portion of its after-tax profits to its reserve fund, enterprise development fund and employee bonus and welfare fund, and Yingli China and Yingli Beijing are required to allocate a portion of its after-tax profits to its reserve fund and employee bonus and welfare fund. These reserve funds may not be distributed as cash dividends either. Further, if any of our PRC subsidiaries incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises currently in effect, any dividends payable by foreign-invested enterprises to non-PRC investors are exempt from any PRC withholding tax. Under the EIT Law and the implementation rules issued by the State Council, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to us may be subject to a withholding tax rate of 10%, unless we are deemed to be a PRC “resident enterprise.”

Moreover, the EIT Law (and its implementing regulations) and Income Tax Law for Individuals provide that an income tax rate of 20% or 10% will respectively be applicable to dividends payable to non-PRC investors who are individuals or considered as “non-resident enterprises” which have no establishment inside the PRC, or derive income not substantially connected with their establishments inside the PRC, to the extent such dividends are derived from sources within the PRC. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. If we declare dividends on such income, it is unclear whether such dividends will be deemed to be derived from sources within the PRC under the EIT Law and its implementation rules, and be subject to the 10% income tax. See “Item 10.E. Taxation — People’s Republic of China Taxation.”

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offer and Listing Details.

Our ADSs, each representing one of our ordinary shares, have been listed on the New York Stock Exchange since June 8, 2007 under the symbol “YGE.” The table below shows, for the periods indicated, the high and low closing prices on the New York Stock Exchange for our ADSs. The closing price for our ADSs on the New York Stock Exchange on April 25, 2008 was US$22.59 per ADS.

	Closing Price Per ADS
	High	Low

2007
Monthly Highs and Lows
June (From June 8, 2007)	14.80	10.48
July	20.40	10.40
August	18.35	11.44
September	28.99	15.81
October	39.20	26.41
November	35.87	22.50
December	41.50	25.86
Monthly Highs and Lows
2008 First Quarter
January	39.95	20.06
February	25.50	16.60
March	18.19	13.19
April (through April 25, 2008)	24.62	17.23

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one of our ordinary shares, have been listed on the New York Stock Exchange since June 8, 2007 under the symbol “YGE.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our third amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007. Our shareholders adopted our third amended and restated memorandum and articles of association by unanimous resolutions on May 11, 2007.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

Foreign Currency Exchange

Foreign currency exchange in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996).

Under the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade- and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of, and/or the registration with, the PRC State Administration of Foreign Exchange, or SAFE or its local branches.

Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE or its local branches. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the National Reform and Development Commission or their local counterparts. Currently, the PRC laws and regulations do not provide clear criteria as to how to obtain the SAFE approval. The SAFE and its local branches have broad discretion as to whether to issue the SAFE approval.

E.	Taxation

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within, the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have, pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, obtained an undertaking from the Governor-in-Council that:

(a) no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income or gains or appreciations shall apply to us or our operations:

(b) the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our ordinary shares, debentures or other obligations.

The undertaking that we have obtained is for a period of 20 years from August 15, 2006.

People’s Republic of China Taxation

The newly enacted PRC Enterprise Income Tax Law, or the EIT Law, and the implementation rules for the EIT Law issued by the PRC State Council, became effective as of January 1, 2008. The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise.

Under the EIT Law and implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

United States Federal Income Taxation

The following discussion describes certain material United States federal income tax consequences of the acquisition, ownership and disposition of the ADSs (or ordinary shares subsequently received in exchange for ADSs). This summary applies only to U.S. Holders that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this annual report and on U.S. The discussion set forth below is applicable only to U.S. Holders (as defined below). As used herein, the term “U.S. Holder” means a holder of an ADS or ordinary share that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or our ordinary shares as part of a hedging, conversion or other integrated transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for its securities;

•	a person liable for alternative minimum tax;

•	a person who owns 10% or more of our ADSs or voting stock;

•	a U.S. expatriate; or

•	a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and United States Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified (possibly with retroactive effect) so as to result in United States federal income tax consequences different from those discussed below.

If a partnership holds the ADSs or ordinary shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the ADSs or ordinary shares, you should consult your own tax advisors.

The discussion below does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase of the ADSs or ordinary shares, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of your acquisition, ownership and disposition of the ADSs or ordinary shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

The U.S. Treasury has expressed concerns that parties through whom ADSs are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described in “— ADSs — Distributions on the ADSs or Ordinary Shares” below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditabilities of PRC taxes, if any, and the availability of the reduced tax rate for dividends received by certain non — corporate holders, each described in “— ADSs — Distributions on the ADSs or Ordinary Shares” below, could be affected by actions taken by parties through whom the ADSs are released.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying shares that are represented by such ADSs (subject to a possible challenge of this treatment by the Internal Revenue Service, as discussed under “— Distributions on ADSs or Ordinary Shares”). Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

The gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be taxable as dividends and will be included in your gross income as foreign source dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

With respect to non-corporate United States investors, certain dividends received in a taxable year beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United

States. United States Treasury Department guidelines indicate that our ADSs (which are listed on the NYSE), but not our ordinary shares, are readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our shares that are represented by ADSs, but not on our shares that are not so represented, currently meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and, if we are eligible for such benefits, dividends we pay on our shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or shares. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met, although no assurances can be given in this regard. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to the ADSs or shares will be treated as income form sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend.

Taxation of Disposition of Shares

For U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. Such gain or loss generally will be capital gain or loss. Capital gains of individuals that are recognized in taxable years beginning before January 1, 2011 are generally taxed at a maximum rate of 15% when the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. Under that treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs or shares, the gain may be treated as PRC-source income. You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We do not believe that we were, for U.S. federal income tax purposes, a passive foreign investment company, or a PFIC for 2007, and we expect to operate in such a manner so as not to become a PFIC, although there can be no assurance in this regard. However, because the determination of PFIC status requires extensive factual investigation, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of gross income that we earn, this determination is beyond the scope of legal counsel’s role, and our special U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph. If we are or become a PFIC, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding tax. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed this annual report, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also request copies of this annual report, including the exhibits incorporated by reference in this annual report, upon payment of a duplicating fee, by writing information on the operation of the SEC’s Public Reference Room.

The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

Our financial statements have been prepared in accordance with U.S. GAAP.

We will furnish our shareholders with annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP.

I.	Subsidiary Information

For a listing of our subsidiaries, see “Item 4.C. Organizational Structure.”

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Most of our sales are currently denominated in U.S. dollars and Euros, and to a lesser extent, in Renminbi, while a substantial portion of our costs and expenses is denominated in U.S. dollars, Renminbi, Japanese Yen and Euros. Under relevant PRC regulations, we are required to convert the foreign currencies we receive into Renminbi within specified time periods and prior to disbursement.

Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign currency-denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar, Euro and Renminbi, affect our net profit margins and would result in foreign currency exchange gains and losses on our foreign currency denominated assets and liabilities. Our exposure to foreign exchange risk primarily relates to foreign currency exchange gains or losses resulting from timing differences between the signing of sales contracts or raw material supply contracts and the receipt of payment and the settlement or disbursement relating to these contracts.

As of December 31, 2007, we held an equivalent of RMB 2,934.9 million (US$402.3 million) in accounts receivable to third parties and prepayment to suppliers, of which an equivalent of RMB 1,606.1 million (US$220.2 million) were denominated in U.S. dollars and RMB 1,150.4 million (US$157.7 million) were denominated in Euro. As the substantial majority of our sales of our products and purchases of our raw materials are denominated in U.S. dollars and Euro, any significant fluctuations in the exchange rates between the Renminbi and the U.S. dollar and/or the Euro could have a material adverse effect on our results of operations. Moreover, we had significant monetary assets and liabilities denominated in U.S. dollars and Euro as of December 31, 2007, which consisted mainly of accounts receivable, prepayment to suppliers and accounts payable. Fluctuations in foreign exchange rates could also have a material adverse effect on the value of these monetary assets and liabilities denominated in U.S. dollars and Euro. Generally, appreciation of Renminbi against U.S. dollars and Euro will result in foreign exchange losses for monetary assets denominated in U.S. dollars and Euro and foreign exchange gains for monetary liabilities denominated in U.S. dollars and Euro. Conversely, depreciation of Renminbi against U.S. dollars and Euro will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars and Euro and foreign exchange losses for monetary liabilities denominated in U.S. dollars and Euro.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi based on the foreign exchange rate on December 31, 2007 would result in our holding Renminbi equivalents of RMB 1,443.5 million (US$197.9 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2007. These amounts would represent net loss of RMB 162.6 million (US$22.3 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2007. Conversely, we estimate that a 10% depreciation of Renminbi would result in our holding Renminbi equivalents of RMB 1,764.3 million (US$241.9 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2007. These amounts would represent net income of RMB 158.2 million (US$21.7 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2007.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi based on the foreign exchange rate on December 31, 2007 would result in our holding Renminbi equivalents of RMB 1,033.9 million (US$141.7 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2007. These amounts would represent net loss of RMB 116.5 million (US$16.0 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2007. Conversely, we estimate that a 10% depreciation of Renminbi would result in our holding Renminbi equivalents of RMB 1,263.7 million (US$173.2 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2007. These amounts would represent net income of RMB 113.3 million (US$15.5 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2007.

Yingli Green Energy’s functional currency is U.S. dollars. Assets and liabilities of Yingli Green Energy are translated into our reporting currency, the Renminbi, using the exchange rate on the balance sheet date. Revenues and expenses are translated into our reporting currency, the Renminbi, at average rates prevailing during the year. The gains and losses resulting from the translation of financial statements of Yingli Green Energy are recorded as a separate component of accumulated other comprehensive income within shareholders’ equity.

Tianwei Yingli’s functional currency is the Renminbi. Tianwei Yingli translates transactions denominated in other currencies into Renminbi and recognizes any foreign currency exchange gains and losses in our statement of income. Net foreign currency exchange loss was RMB 1.8 million in 2005 and RMB 8.1 million in 2006 due to the adjustment of the exchange rate between the U.S. dollar and Renminbi, beginning in July 2005 when the PRC government began to allow the Renminbi to fluctuate within a narrow and managed band against a basket of foreign currencies. Net foreign currency exchange loss was RMB 32.7 million (US$4.5 million) in 2007 primarily due to continued appreciation of Renminbi against the U.S. dollar, partially offset by sales denominated in Euro during this period as the Euro appreciated against Renminbi. We have not used any forward contracts, currency options or borrowings to hedge our exposure to foreign currency exchange risk. We cannot predict the effect of future exchange rate fluctuations on our results of operations and may incur net foreign currency exchange losses in the future. Although we plan to reduce the effect of such exposure through hedging arrangements, such as entering into forward exchange contracts and foreign currency option contracts, due to the limited availability of hedging instruments in China, we cannot assure you that we will find a suitable hedging arrangement, or that such hedging activities will be effective in managing our foreign exchange risk exposure.

The value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the dividends Tianwei Yingli may pay us in the future, if any, the dividends we may pay to you in the future, if any, and the value of your investment in us, all of which may have a material adverse effect on the prices of our ADSs and the value of the notes.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest expenses incurred by our short-term borrowings and interest income generated by excess cash invested in demand deposits. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None of these events occurred in any of the years ended December 31, 2005, 2006 and 2007.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

We completed our initial public offering, in which we offered and sold 26,550,000 ordinary shares and several of our shareholders sold an aggregate of 2,950,000 ordinary shares, in the form of ADSs, at US$11.00 per ADS in June 2007, after our ordinary shares and ADSs were registered under the Securities Act. The aggregate price of the offering amount registered and sold was US$324.5 million, of which we received net proceeds of US$273.8 million. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. The effective date of our registration statement on Form F-1 (File number: 333-142851) was June 7, 2007. Goldman Sachs (Asia) L.L.C. was the sole global coordinator, Goldman Sachs (Asia) L.L.C. and UBS AG were the joint book runners and Piper Jaffray & Co. and CIBC World Markets Corp. were the other underwriters of the offering.

We have used the net proceeds received from our initial public offering as follows:

•	approximately US$236.6 million to make an equity contribution to Tianwei Yingli, which increased our equity interest in Tianwei Yingli from 70.11% to 74.01%; and

•	approximately US$35.3 million to fully redeem the mandatory redeemable bonds issued by us in November 2006.

We have procured Tianwei Yingli to use the proceeds from our equity contribution as follows:

•	approximately US$44.0 million to expand its manufacturing capacity;

•	approximately US$139.3 million to purchase, or make prepayments for, raw materials; and

•	approximately US$53.3 million for other general corporate purposes.

The remaining net proceeds will be used for general corporate purposes, including funding our working capital needs.

In December 2007, we completed a convertible note offering and secondary offering, in which we offered and sold an aggregate of US$172.5 million of zero coupon convertible senior notes due 2012, and several of our shareholders sold an aggregate of 6,440,000 ordinary shares in the form of ADSs at US$31.00 per ADS, after our notes and ordinary shares and ADSs were registered under the Securities Act. The aggregate price of the notes registered amount registered and sold was US$172.5 million, of which we received net proceeds of US$168.2 million. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. The effective date of our registration statement for the notes, ordinary shares and ADSs on Form F-1 (File number: 333-147223) was December 10, 2007. Credit Suisse Securities (USA) LLC was the sole global coordinator, Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C. and Merrill Lynch, Pierce, Fenner & Smith Incorporated were the joint book runners and Piper Jaffray & Co. was the other underwriter of the offering.

We have allocated the net proceeds received from our convertible note offering as follows:

•	approximately US$80.0 million to make an equity contribution to our newly formed subsidiary, Yingli China, in connection with our capacity expansion; and

•	the remaining amount for other general corporate purposes.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Securities and Exchange Commission.

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Changes in Internal Controls

There were no changes in our internal control over financial reporting that occurred during 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Iain Ferguson Bruce qualify as “audit committee financial expert” as defined in Item 16A of Form 20-F and is “independent,” as that term is defined in Section 303A.03 of the New York Stock Exchange Listed Company Manual.

Item 16B.	Code of Ethics

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer, Vice Presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

Item 16C.	Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2006	2007
	(In thousands	(In thousands	(In thousands
	of RMB)	of RMB)	of US$)

Audit fees(1)	5,600	12,880	1,766
Audit-related fees(2)	—	1,990	273

Note:

(1)	Audit fees means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “audit fees”. Services comprising the fees disclosed under the category of “Audit-related fees” involve principally limited reviews performed on our consolidated financial statements. The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

•	Consolidated Balance Sheets as of December 31, 2006 and 2007

•	Consolidated Statements of Income for the year ended December 31, 2005 and the period from January 1, 2006 through September 4, 2006 of Baoding Tianwei Yingli New Energy Resources Co., Ltd. and its Subsidiary, and for the period from August 7, 2006 through December 31, 2006 and the year ended December 31, 2007 of Yingli Green Energy Holding Company Limited and its Subsidiaries

•	Consolidated Statements of Owners’ Equity for the year ended December 31, 2005 and the period from January 1, 2006 through September 4, 2006 of Baoding Tianwei Yingli New Energy Resources Co., Ltd. and its Subsidiary, and the Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the period from August 7, 2006 through December 31, 2006 and the year ended December 31, 2007 of Yingli Green Energy Holding Company Limited and its Subsidiaries

•	Consolidated Statements of Cash Flows for the year ended December 31, 2005 and the period from January 1, 2006 through September 4, 2006 of Baoding Tianwei Yingli New Energy Resources Co., Ltd. and its Subsidiary, and for the period from August 7, 2006 through December 31, 2006 and the year ended December 31, 2007 of Yingli Green Energy Holding Company Limited and its Subsidiaries

•	Notes to the Consolidated Financial Statements

Item 19.	Exhibits

Exhibit
Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of Yingli Green Energy Holding Company Limited (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
2.1	Form of Registrant’s American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.3	Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

Exhibit
Number	Description of Document

2.4	Series A Preferred Share Purchase Agreement, dated as of September 20, 2006, among the Registrant and Inspiration Partners Limited, Yingli Power Holding Company Ltd. and Liansheng Miao (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.5	Series A Preferred Shareholders Agreement, dated as of September 20, 2006, among the Registrant and Inspiration Partners Limited, Yingli Power Holding Company Ltd. and Liansheng Miao (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.6	Amendment Agreement, dated as of September 28, 2006, among the Registrant and the parties thereto, amending the Series A Preferred Shares Purchase Agreement and the Series A Preferred Shareholders Agreement (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.7	Ordinary Shares Purchase Warrant, dated as of September 28, 2006, issued to TB Management Ltd. (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.8	Trust Deed, dated as of November 13, 2006, between the Registrant and DB Trustees (Hong Kong) Limited, as trustee (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.9	Subscription Agreement, dated as of November 13, 2006, between the Registrant and Yingli Power Holding Company Ltd. (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.10	Amended and Restated Series B Preferred Share Purchase Agreement, dated as of December 15, 2006 by and among the Registrant, Yingli Power Holding Company Ltd., Liansheng Miao and the investors listed on Schedule I thereto (incorporated by reference to Exhibit 4.10 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.11	Second Amended and Restated Shareholders Agreement, dated as of December 15, 2006 by and among the Registrant, Liansheng Miao, Yingli Power Holding Company Ltd., Inspiration Partners Limited and the investors listed on Schedule I thereto (incorporated by reference to Exhibit 4.11 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.12	Warrant Side Letter, dated December 20, 2006, by and between the Registrant and Baytree Investments (Mauritius) Pte Ltd (incorporated by reference to Exhibit 4.12 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.13	Form of Ordinary Shares Purchase Warrant issued to certain Series B preferred shareholders (incorporated by reference to Exhibit 4.13 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.14	Ordinary Shares Purchase Warrant, dated as of December 29, 2006, issued to China Sunshine Investment Co., Ltd. (incorporated by reference to Exhibit 4.14 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.15	Amendment No. 1 to the Amended and Restated Series B Preferred Share Purchase Agreement and Warrant Side Letter, dated as of March 9, 2007, by and among the Registrant, Yingli Power Holding Company Ltd., Liansheng Miao and Baytree Investments (Mauritius) Pte Ltd (incorporated by reference to Exhibit 4.15 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.16	Agreement, dated May 21, 2007, among the Registrant, Yingli Power, Mr. Liansheng Miao and Baytree Investments (Mauritius) Pte Ltd (incorporated by reference to Exhibit 4.16 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.17	Trust Deed, dated January 19, 2007, between the Registrant and DBS Trustee Limited relating to the Registrant’s 2006 Stock Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 4.17 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

Exhibit
Number	Description of Document

2.18	Form of Indenture between the Registrant and Wilmington Trust Company, as trustee and securities agent (included on the Signature page) (incorporated by reference to Exhibit 4.18 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
2.19	Rights Agreement, dated as of October 17, 2007, between Yingli Green Energy Holding Company Limited and RBC Dexia Corporate Services Hong Kong Limited, as Rights Agent, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights as Exhibit B. (incorporated by reference to Exhibit 4.1 from our 8-A registration statement (File No. 001-33469), as amended, initially filed with the Commission on October 17, 2007)
4.1	2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.2	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.3	Joint Venture Contract of Boading Tianwei Yingli New Energy Resources Co., Ltd., dated August 25, 2006, and Supplemental Contracts Nos. 1, 2, and 3 thereto, dated October 10, 2006, November 13, 2006 and December 18, 2006, respectively (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.4	Sales Contract, dated November 28, 2006, between Baoding Tianwei Yingli New Energy Resources Co., Ltd. and Sunline AG (incorporated by reference to Exhibit 10.4 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.5	Loan Contract For Consignment Loan, dated September 25, 2006, between Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”) and Agricultural Bank of China Baoding Sanfeng Branch (incorporated by reference to Exhibit 10.5 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.6	Maximum Amount Guarantee Contract, dated December 20, 2005, between Baoding Tianwei Baobian Electric Co., Ltd. (“Tianwei Baobian”) and Bank of Communications, Shijiazhuang Branch (incorporated by reference to Exhibit 10.6 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.7	Guarantee Contract, dated February 6, 2007, between Tianwei Baobian and Bank of Communications, Shijiazhuang Branch (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.8	Maximum Amount Guarantee Contract, dated March 30, 2005, between Tianwei Baobian and China CITIC Industry Bank, Shijiazhuang Branch (incorporated by reference to Exhibit 10.8 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.9	Maximum Amount Guarantee Contract, dated August 11, 2005, between Tianwei Baobian and China CITIC Industry Bank, Shijiazhuang Branch (incorporated by reference to Exhibit 10.9 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.10	Maximum Amount Guarantee Contract, dated February 6, 2007, between Tianwei Baobian and China CITIC Bank, Shijiazhuang Branch (incorporated by reference to Exhibit 10.10 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.11	Guarantee Contract, dated December 21, 2005, Tianwei Baobian and China Construction Bank Corporation, Baoding Tianwei West Road Sub-branch (incorporated by reference to Exhibit 10.11 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.12	Guarantee Contract, dated February 17, 2006, between Tianwei Baobian and China Construction Bank Corporation, Baoding Tianwei West Road Sub-branch (incorporated by reference to Exhibit 10.12 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

Exhibit
Number	Description of Document

4.13	Maximum Amount Guarantee Contract, dated September 26, 2005, Tianwei Baobian and China Everbright Bank, Shijiazhuang Sub-branch (incorporated by reference to Exhibit 10.13 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.14	Maximum Amount Guarantee Contract, dated February 1, 2007, between Tianwei Baobian and China Everbright Bank, Shijiazhuang Sub-branch (incorporated by reference to Exhibit 10.14 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.15	Guarantee Contract, dated September 2005, between Tianwei Baobian and Export-Import Bank of China (incorporated by reference to Exhibit 10.15 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.16	Maximum Amount Guarantee Contract, dated September 2005, between Tianwei Baobian and Huaxia Bank Co., Ltd., Shijiazhuang Branch (incorporated by reference to Exhibit 10.16 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.17	Maximum Amount Guarantee Contract, dated December 20, 2006, between Baoding Tianwei Group Co., Ltd. (“Tianwei Group”) and Bank of China Limited, Baoding Yuhua Sub-branch (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.18	Product Supply Contract, dated January 12, 2006, between Baoding Yitongguangfu Technical Co., Ltd. and Tianwei Yingli (incorporated by reference to Exhibit 10.18 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.19	Sports Ground Laying Contract, dated May 5, 2006, between Tianwei Yingli and Baoding Yingli Municipal Public Facilities Company (incorporated by reference to Exhibit 10.19 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.20	Baoding Yingli Municipal Public Facilities Company Contract, dated May 26, 2006, between Baoding Yingli Municipal Public Facilities Company and Tianwei Yingli (incorporated by reference to Exhibit 10.20 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.21	Purchase and Sale Contract between Tianwei Yingli and Baoding Tianwei Fu Le Metal Accessories Co., Ltd., effective from October 10, 2006 through January 10, 2007 (incorporated by reference to Exhibit 10.21 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.22	Purchase and Sale Contract between Tianwei Yingli and Baoding Tianwei Fu Xing Aluminum Co., Ltd. (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.23	Supply Contract, dated January 17, 2006, between Tianwei Yingli and Baoding Maike Green Food Co., Ltd. (incorporated by reference to Exhibit 10.23 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.24	Agreement, dated May 17, 2006, between Tianwei Yingli and China Foreign Economic and Trade Trust & Investment Co., Ltd. (incorporated by reference to Exhibit 10.24 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.25	Repayment Agreement, dated December 29, 2006, among Tianwei Yingli, China Foreign Economic and Trade Trust & Investment Co., Ltd., the registrant and China Sunshine Investment Co., Ltd. (incorporated by reference to Exhibit 10.25 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.26	Solar Power Photovoltaic Modules Supply Contract, dated February 26, 2007, between Tianwei Yingli and Unitec Europa, S.A. (incorporated by reference to Exhibit 10.26 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.27	Supply Agreement, dated as of November 9, 2006, between Acciona Energía S.A. and Tianwei Yingli (incorporated by reference to Exhibit 10.27 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

Exhibit
Number		Description of Document

4.28		Sale and Purchase Agreement, dated as of March 7, 2007, between Sinolink Development Limited and Tianwei Yingli (incorporated by reference to Exhibit 10.28 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.29		Supply Agreement, dated November 13, 2006, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.30		Supply Agreement, dated August 10, 2006, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.30 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.31		Purchase Agreement, dated April 10, 2007, between Sichuan Xinguang Silicon Science and Technology Co., Ltd. and Tianwei Yingli (incorporated by reference to Exhibit 10.31 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.32		Amendment No. 1 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.33		Sales Contract, dated May 17, 2007, between Tianwei Yingli and Laxtron Energias Renovables (incorporated by reference to Exhibit 10.33 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.34		Sales and Purchase Contract, dated April 23, 2007, between Tianwei Yingli and Komex Inc. (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.35		Supplemental Contract No. 4 to the Joint Venture Contract of Baoding Tianwei Yingli New Energy Resources Co., Ltd., dated September 28, 2007 (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
4.36		Supply Agreement, dated July 4, 2007, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.36 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
4.37		Supply Agreement, dated September 5, 2007, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.37 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
4.38		Purchase Agreement , dated October 19, 2007, between Sichuan Xinguang Silicon Science and Technology Co., Ltd. and Tianwei Yingli and Supplemental Agreement to the Purchase Agreement, dated October 29, 2007, and Purchase Order for 182 Ton Silicon, dated July 5, 2007 (incorporated by reference to Exhibit 10.38 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
4.39		Sales contract, dated June 21, 2007, between Tianwei Yingli and Control y Montages Industriales CYMI S.A. (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
8	.1*	List of Subsidiaries
11.1		Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
12	.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12	.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13	.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15	.1*	Consent of KPMG

*	Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YINGLI GREEN ENERGY HOLDING COMPANY
LIMITED

By:	/s/ Liansheng Miao

Name:	Liansheng Miao
Title:	Chairman and Chief Executive Officer

Date: April 28, 2008

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Yingli Green Energy Holding Company Limited and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Yingli Green Energy Holding Company Limited (the “Company”) and its subsidiaries as of December 31, 2006 and 2007 and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the period from August 7, 2006 (date of inception) through December 31, 2006 and for the year ended December 31, 2007. We have also audited the consolidated statements of income, owners’ equity, and cash flows of Baoding Tianwei Yingli New Energy Resources Co., Ltd. and its subsidiary (the “Predecessor”) for the year ended December 31, 2005, and for the period from January 1, 2006 through September 4, 2006. These consolidated financial statements are the responsibility of the Company’s and the Predecessor’s respective management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yingli Green Energy Holding Company Limited and its subsidiaries as of December 31, 2006 and 2007, and the results of their operations and their cash flows for the period from August 7, 2006 (date of inception) through December 31, 2006 and for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the consolidated financial statements of the Predecessor referred to above present fairly, in all material respects, the results of the Predecessor’s operations and its cash flows for the year ended December 31, 2005, and for the period from January 1, 2006 through September 4, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of December 31, 2007 and for the year ended December 31, 2007 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(e) to the consolidated financial statements.

/s/ KPMG

Hong Kong, China
April 25, 2008

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,
	2006	December 31, 2007
	RMB	RMB	US$

ASSETS
Current assets:
Cash	78,454,551	961,076,707	131,751,804
Restricted cash	321,780,307	7,164,179	982,121
Accounts receivable, net	281,920,557	1,240,843,562	170,104,401
Accounts receivable from a related party	—	4,023,685	551,598
Inventories	811,745,634	1,261,206,981	172,895,975
Prepayments to suppliers	134,823,298	1,056,776,625	144,871,086
Prepaid expenses and other current assets	80,413,387	165,007,646	22,620,520
Deferred income taxes	3,589,705	15,101,193	2,070,188
Amounts due from related parties	13,157,752	378,125,338	51,836,336

Total current assets	1,725,885,191	5,089,325,916	697,684,029

Long-term prepayments to a supplier	226,273,660	637,269,620	87,361,832
Property, plant and equipment, net	583,498,389	1,479,828,602	202,866,312
Land use rights	53,861,983	54,971,637	7,535,936
Intangible assets, net	206,937,654	331,328,478	45,421,062
Goodwill	3,984,994	27,856,214	3,818,745
Investments in and advances to affiliates	13,019,022	20,731,475	2,842,030
Debt issuance cost	—	32,685,029	4,480,716

Total assets	2,813,460,893	7,673,996,971	1,052,010,662

LIABILITIES, MINORITY INTEREST, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	267,286,306	1,261,274,963	172,905,295
Borrowings from related parities	31,849,352	—	—
Accounts payable	123,224,685	158,076,710	21,670,374
Other current liabilities and accrued expenses	65,090,867	56,777,288	7,783,468
Accrued warranty	20,686,201	60,780,001	8,332,191
Advances from customers	113,637,769	22,146,603	3,036,027
Dividends payable	10,956,000	10,956,000	1,501,933
Income taxes payable	33,518,114	—	—
Other amounts due to related parties	1,991,793	6,097,376	835,875

Total current liabilities	668,241,087	1,576,108,941	216,065,163

Deferred income taxes	15,996,845	56,520,155	7,748,219
Deferred income	—	22,009,906	3,017,288
Mandatory convertible bonds payable to Yingli Power	362,530,181	—	—
Mandatory redeemable bonds payable to Yingli Power	293,109,511	—	—
Convertible senior notes	—	1,262,734,218	173,105,341

Total liabilities	1,339,877,624	2,917,373,220	399,936,011
Minority interest	387,715,972	754,799,029	103,473,669
Series A redeemable convertible preferred shares — Par Value: US$0.01
8,081,081 and nil authorized, issued and outstanding as of December 31, 2006 and 2007, respectively	134,501,664	—	—
Series B redeemable convertible preferred shares — Par Value: US$0.01
24,405,377 and nil authorized, issued and outstanding as of December 31, 2006 and 2007, respectively	882,835,869	—	—
Shareholders’ equity:
Ordinary shares — Par value: US$0.01
Authorized shares:
967,513,542 and 1,000,000,000 as of December 31, 2006 and 2007, respectively
Issued and outstanding shares:
59,800,000 and 126,923,609 as of December 31, 2006 and 2007, respectively	4,744,652	9,884,422	1,355,033
Additional paid-in capital	35,342,380	3,620,826,451	496,370,802
Accumulated other comprehensive income	5,394,953	12,197,060	1,672,067
Retained earnings	23,047,779	358,916,789	49,203,080

Total shareholders’ equity	68,529,764	4,001,824,722	548,600,982
Commitments and contingencies	—	—	—

Total liabilities, minority interest, redeemable convertible preferred shares and shareholders’ equity	2,813,460,893	7,673,996,971	1,052,010,662

See accompanying notes to these consolidated financial statements

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Consolidated Statements of Income

	Predecessor		August 7,
		From January 1,	2006 (Date of
	Year Ended	2006 to	Inception) to
	December 31,	September 4,	December 31,	Year Ended December 31,
	2005	2006	2006	2007
	RMB	RMB	RMB	RMB	US$
Net revenues
Sales of PV modules	334,013,005	856,498,709	674,085,932	4,015,788,108	550,515,190
Sales of PV systems	8,091,583	905,380	14,322,384	1,952,229	267,627
Other revenues	19,689,746	26,584,402	66,384,442	41,582,370	5,700,432

Total net revenues	361,794,334	883,988,491	754,792,758	4,059,322,707	556,483,249
Cost of revenues
Cost of PV modules sales	233,194,076	586,196,322	514,175,746	3,055,474,146	418,867,950
Cost of PV systems sales	6,292,459	1,012,375	9,926,652	1,492,769	204,640
Cost of other revenues	14,117,548	24,427,556	50,744,837	45,516,107	6,239,699

Total cost of revenues	253,604,083	611,636,253	574,847,235	3,102,483,022	425,312,289

Gross profit	108,190,251	272,352,238	179,945,523	956,839,685	131,170,960
Selling expenses	3,546,457	9,589,913	5,869,385	109,938,821	15,071,261
General and administrative expenses	19,178,256	24,465,607	22,317,341	149,813,451	20,537,583
Research and development expenses	1,790,719	3,665,220	19,470,861	17,544,966	2,405,199

Total operating expenses	24,515,432	37,720,740	47,657,587	277,297,238	38,014,043

Income from operations	83,674,819	234,631,498	132,287,936	679,542,447	93,156,917
Other income (expense):
Equity in losses of affiliates, net	(370,859)	(609,601)	(215,590)	(1,109,147)	(152,050)
Interest expense	(5,278,418)	(22,441,164)	(25,788,959)	(64,833,788)	(8,887,915)
Interest income	275,139	518,291	588,012	13,622,323	1,867,453
Foreign currency exchange losses, net	(1,811,610)	(3,406,242)	(4,692,779)	(32,662,472)	(4,477,623)
Gain (loss) on debt extinguishment	2,164,688	—	(3,908,381)	—	—

Earnings before income taxes and minority interest	78,653,759	208,692,782	98,270,239	594,559,363	81,506,782
Income tax expense	(12,735,618)	(22,545,982)	(22,968,086)	(12,927,735)	(1,772,234)

Earnings before minority interest	65,918,141	186,146,800	75,302,153	581,631,628	79,734,548
Minority interest	36,205	76,297	(45,285,471)	(192,611,642)	(26,404,689)

Net income	65,954,346	186,223,097	30,016,682	389,019,986	53,329,859

Accretion of Series A and Series B redeemable convertible preferred shares to redemption value			(6,968,903)	(53,150,976)	(7,286,346)

Net income applicable to ordinary shareholders			23,047,779	335,869,010	46,043,513

Basic earnings per share applicable to ordinary shareholders			0.36	3.00	0.41

Diluted earnings per share			0.36	2.89	0.40

See accompanying notes to these consolidated financial statements

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecesor”)

Consolidated Statements of Owners’ Equity
For the year ended December 31, 2005 and the period January 1, 2006 to September 4, 2006

	Predecessor
	Registered	Subscription	Capital	Statutory	Retained
	Capital	Receivable	Surplus	Reserves	Earnings	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2005	75,000,000	(5,000,000)	—	1,655,719	(1,021,263)	70,634,456
Net income	—	—	—	—	65,954,346	65,954,346
Appropriation to statutory reserves	—	—	—	12,721,145	(12,721,145)	—

Balance as of December 31, 2005	75,000,000	(5,000,000)	—	14,376,864	52,211,938	136,588,802

Net income	—	—	—	—	186,223,097	186,223,097
Owner’s equity recapitalization	25,000,000	—	7,466,400	—	(43,422,400)	(10,956,000)
Dividend declared	—	5,000,000	—	—	(5,000,000)	—

Balance as of September 4, 2006	100,000,000	—	7,466,400	14,376,864	190,012,635	311,855,899

See accompanying notes to these consolidated financial statements

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income
For the period August 7, 2006 (date of inception) to December 31, 2006 and the year ended December 31, 2007

				Accumulated
	Ordinary Share		Additional	Other			Total
	Numbers of		Paid-in	Comprehensive	Retained		Comprehensive
	Shares	Amount	Capital	Income	Earnings	Total	Income
		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of August 7, 2006	—	—	—	—	—	—
Net income	—	—	—	—	30,016,682	30,016,682	30,016,682
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	5,394,953	—	5,394,953	5,394,953

Comprehensive income							35,411,635

Issuance of ordinary shares to a shareholder	59,800,000	4,744,652	15,868	—	—	4,760,520
Shareholder’s contribution of Tianwei Yingli’s net assets	—	—	157,608,156	—	—	157,608,156
Cash paid to Yingli Group for transfer of Tianwei Yingli	—	—	(134,573,727)	—	—	(134,573,727)
Issuance of ordinary share warrants in connection with issuance of Series A redeemable convertible preferred shares	—	—	1,671,432	—	—	1,671,432
Issuance of ordinary share warrants in connection with issuance of Series B redeemable convertible preferred shares	—	—	6,650,603	—	—	6,650,603
Issuance of ordinary share warrant in connection with debt extinguishment	—	—	3,908,381	—	—	3,908,381
Accretion of Series A redeemable convertible preferred shares to redemption value	—	—	—	—	(3,750,249)	(3,750,249)
Accretion of Series B redeemable convertible preferred shares to redemption value	—	—	—	—	(3,218,654)	(3,218,654)
Share-based compensation	—	—	61,667	—	—	61,667

Balance as of December 31, 2006	59,800,000	4,744,652	35,342,380	5,394,953	23,047,779	68,529,764

Net income	—	—	—	—	389,019,986	389,019,986	389,019,986
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	6,802,107	—	6,802,107	6,802,107

Comprehensive income							395,822,093

Issuance of warrants in connection with issuance of Series B redeemable convertible preferred shares	—	—	343,035	—	—	343,035
Issuance of warrants in connection with release of escrow arrangement	—	—	5,848,702	—	—	5,848,702
Accretion of Series A redeemable convertible preferred shares to redemption value	—	—	—	—	(6,414,322)	(6,414,322)
Accretion of Series B redeemable convertible preferred shares to redemption value	—	—	—	—	(46,736,654)	(46,736,654)
Issuance of ordinary shares upon initial public offering (“IPO”), net of expenses of RMB 227,332,305	26,550,000	2,035,217	2,009,370,958	—	—	2,011,406,175
Issuance of ordinary shares in connection with the exercise of warrants	2,747,063	212,479	88,311,323	—	—	88,523,802
Conversion of Series A and B redeemable convertible preferred shares to ordinary shares	32,486,458	2,485,117	1,075,396,401	—	—	1,077,881,518
Conversion of mandatory convertible bonds	5,340,088	406,957	378,499,886	—	—	378,906,843
Share-based compensation	—	—	27,713,766	—	—	27,713,766

Balance as of December 31, 2007	126,923,609	9,884,422	3,620,826,451	12,197,060	358,916,789	4,001,824,722

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Consolidated Statements of Cash Flows

	Predecessor
		From January 1,	August 7, 2006
	Year Ended	2006 to	(Date of Inception)
	December 31,	September 4,	to December 31,
	2005	2006	2006	Year Ended December 31, 2007
	RMB	RMB	RMB	RMB	US$
Net income	65,954,346	186,223,097	30,016,682	389,019,986	53,329,859
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation	13,677,045	22,726,989	13,049,782	77,694,390	10,650,946
Amortization of intangible assets	90,000	285,000	2,245,291	43,362,105	5,944,412
Loss (gain) on disposal of property, plant and equipment	(100,713)	82,322	919,608	—	—
Bad debt expense	1,482,767	533,524	—	646,908	88,683
Write-down of inventories to net realizable value	557,234	1,736,729	4,941,887	22,664,097	3,106,969
Minority interest	(36,205)	(76,297)	45,285,471	192,611,642	26,404,689
Equity in losses of affiliates, net	370,859	609,601	215,590	1,109,147	152,050
Land use rights expense	228,147	548,343	65,419	1,144,775	156,935
Loss (gain) on debt extinguishment	(2,164,688)	—	3,908,381	—	—
Amortization of bonds discount	—	—	2,554,592	8,010,457	1,098,135
Amortization of debt issuance cost	—	—	—	2,405,355	329,745
Share-based compensation	—	—	61,667	27,713,766	3,799,217
Deferred income tax expense (benefit)	(2,462,933)	(1,233,274)	1,359,703	12,927,735	1,772,234
Changes in operating assets and liabilities excluding the effects of shareholder’s contribution of Tianwei Yingli’s net assets in 2006:
Restricted cash related to purchase of inventory and other operating activities	(14,143,736)	6,008,007	(7,242,594)	8,940,877	1,225,684
Accounts receivable, including related party	(35,867,860)	(14,145,758)	(227,802,972)	(963,593,598)	(132,096,839)
Inventories	(77,586,851)	(484,159,450)	(4,588,177)	(343,399,565)	(47,075,860)
Prepayments to suppliers	(122,872,772)	(296,962,988)	(163,792,739)	(1,456,817,414)	(199,711,761)
Prepaid expenses and other current assets	(3,107,030)	(25,277,457)	(44,882,575)	(76,415,017)	(10,475,563)
Amounts due from related parties	(15,824,856)	(213,993)	(954,979)	(373,876,497)	(51,253,872)
Accounts payable	12,711,008	92,335,922	(38,134,667)	40,977,279	5,617,481
Other current liabilities and accrued expenses	7,606,537	26,641,410	(3,633,095)	12,848,275	1,761,342
Accrued warranty	3,549,857	8,659,090	7,013,249	40,093,800	5,496,367
Advances from customers	25,990,940	146,806,901	(61,043,536)	(91,491,166)	(12,542,314)
Deferred income	—	—	—	29,020,820	3,978,398
Income taxes payable	13,743,491	22,854,358	(8,400,655)	(33,518,114)	(4,594,921)
Amounts due to other related parties	1,800,000	(650,000)	841,793	4,105,583	562,825

Net cash used in operating activities	(126,405,413)	(306,667,924)	(447,996,874)	(2,423,814,374)	(332,275,159)

See accompanying notes to consolidated financial statement

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Consolidated Statements of Cash Flows — (Continued)

	Predecessor
		From January 1,	August 7, 2006
	Year Ended	2006 to	(Date of Inception)
	December 31,	September 4,	to December 31,	Year Ended December 31,
	2005	2006	2006	2007
	RMB	RMB	RMB	RMB	US$
Cash flows from investing activities
Purchase of property, plant and equipment	(226,452,362)	(85,530,399)	(169,297,965)	(974,069,858)	(133,533,005)
Payment for land use rights	—	—	(46,097,276)	(2,254,429)	(309,055)
Proceeds from disposal of property, plant and equipment	527,487	123,649	—	—	—
Increase (release) of restricted cash related to Series B redeemable convertible preferred shares, mandatory redeemable bonds and mandatory convertible bonds	—	—	(305,675,251)	300,692,130	41,221,195
Acquisition of remaining equity interest in Chengdu Yingli	—	—	—	(720,000)	(98,703)
Investment in and advances to affiliates	(1,080,990)	(2,091,571)	(5,571,875)	(9,057,418)	(1,241,661)
Loans made to related parties	(400,304)	(51,000,000)	(64,000,000)	(2,028,841)	(278,129)
Cash proceeds for repayment of loans made to related parties	—	—	123,847,268	—	—

Net cash used in investing activities	(227,406,169)	(138,498,321)	(466,795,099)	(687,438,416)	(94,239,358)

Cash flows from financing activities
Proceeds from bank borrowings	496,402,577	741,302,888	692,441,818	3,114,283,529	426,929,993
Repayment of bank borrowings	(309,430,940)	(185,890,637)	(1,271,609,400)	(2,108,294,871)	(289,021,313)
Payment for bank borrowings issuance costs	—	—	—	(2,868,300)	(393,209)
Proceeds from issuance of ordinary shares upon IPO, net of issuance cost of RMB 227,332,305	—	—	—	2,011,406,175	275,739,064
Proceeds from exercise of warrants	—	—	—	88,523,802	12,135,525
Proceeds from (repayment of) convertible loan	—	85,635,000	(85,635,000)	—	—
Proceeds from issuance of ordinary shares, net of nil issuance cost	—	—	4,760,520	—	—
Cash paid to Yingli Group for transfer of Tianwei Yingli	—	—	(134,573,727)	—	—
Cash assumed from the transfer of Tianwei Yingli	—	—	86,970,169	—	—
Contribution from (repayment to) minority interest shareholder of Yingli Guangfu	—	490,000	—	(490,000)	(67,173)

See accompanying notes to consolidated financial statement

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Consolidated Statements of Cash Flows — (Continued)

	Predecessor
		From January 1,	August 7, 2006
	Year Ended	2006 to	(Date of Inception)
	December 31,	September 4,	to December 31,	Year Ended December 31,
	2005	2006	2006	2007
	RMB	RMB	RMB	RMB	US$
Proceeds from issuance of Series A redeemable convertible preferred shares	—	—	134,187,052	—	—
Proceeds from issuance of Series B redeemable convertible preferred shares	—	—	887,547,301	34,803,900	4,771,187
Repayment of mandatory redeemable bonds	—	—	—	(269,015,825)	(36,878,763)
Proceeds from (repayment of) over-subscription of Series B redeemable convertible preferred shares	—	—	23,672,074	(23,672,074)	(3,245,150)
Proceeds from borrowings from related parties	100,250,000	20,900,000	20,322,449	63,928,697	8,763,839
Repayment of borrowings from related parties	(8,000,000)	(99,450,000)	(10,273,097)	(95,778,049)	(13,129,993)
Proceeds from issuance of convertible senior notes, net of issuance cost of RMB 41,725,563	—	—	—	1,218,317,935	167,016,414
Proceeds from issuance of mandatory redeemable bonds and mandatory convertible bonds	—	—	653,140,570	—	—
Proceeds from borrowings from third party non-financial services companies	67,715,509	5,000,000	—	77,000,000	10,555,754
Repayment of borrowings from third party non-financial services companies	—	(50,715,509)	(10,000,000)	(89,000,000)	(12,200,806)

Net cash provided by financing activities	346,937,146	517,271,742	990,950,729	4,019,144,919	550,975,369
Effect of foreign currency exchange rate changes on cash	—	—	2,295,795	(25,269,973)	(3,464,203)

Net increase (decrease) in cash	(6,874,436)	72,105,497	78,454,551	882,622,156	120,996,649

Cash at beginning of period	21,739,108	14,864,672	—	78,454,551	10,755,155
Cash at end of period	14,864,672	86,970,169	78,454,551	961,076,707	131,751,804

See accompanying notes to consolidated financial statement

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Consolidated Statements of Cash Flows — (Continued)

Supplemental disclosure of cash flow information:

	Predecessor
		From January 1,	August 7, 2006
	Year Ended	2006 to	(Date of Inception)
	December 31,	September 4,	to December 31,	Year Ended December 31,
	2005	2006	2006	2007
	RMB	RMB	RMB	RMB	US$
Interest paid, net of capitalized interest	4,476,888	16,652,352	23,533,513	57,033,547	7,818,598
Income tax paid	—	924,898	30,009,037	33,518,114	4,594,921
Non-cash investing and financing transactions:	—	—	—	—	—
Payable for purchase of additional investment in an affiliate	8,000,000	—	—	—	—
Advances to an affiliate by transferring of property, plant and equipment	—	1,655,564	—	—	—
Payables for purchase of property, plant and equipment	5,403,700	6,553,641	29,669,128	39,733,137	5,446,925
Payables for purchase of land use right	—	75,985,500		—	—
Payables for purchase of Baoding Rectifier’s assets	8,387,637	—	—	—	—
Offset of advances to Tibetan Yingli with amount payable to Tibetan Yingli	—	—	8,000,000	—	—
Settlement of subscription receivable through profit appropriation	—	5,000,000	—	—	—
Conversion of Series A and B redeemable convertible preferred shares	—	—	—	1,077,881,518	147,764,308
Conversion of mandatory convertible bonds to ordinary shares	—	—	—	378,906,843	51,943,471

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements

(1)	Description of Business and Organization

(a) Description of Business

Yingli Green Energy Holding Company Limited (“Yingli Green Energy” or the “Company”) and its subsidiaries are principally engaged in the design, development, marketing, manufacturing and installation and sale of photovoltaic (“PV”) products in the People’s Republic of China (“PRC”) and overseas markets.

(b) Organization

Yingli Green Energy is incorporated in the Cayman Islands and was established on August 7, 2006, as part of a series of corporate reorganization activities (the “Reorganization”) in anticipation of the initial public offering (“IPO”) of the Company. In connection with the incorporation of Yingli Green Energy, Yingli Power Holding Company Limited (“Yingli Power”) subscribed for 50,000,000 of the Company’s ordinary shares at par value of US$0.01 per share and became the sole shareholder and parent company of Yingli Green Energy. Yingli Power’s sole shareholder is Mr. Liansheng Miao, the Company’s chairperson and chief executive officer. For the period from August 7, 2006 through September 4, 2006, the Company did not engage in any business or operations. On September 5, 2006, Baoding Yingli Group Co. Ltd. (“Yingli Group”) transferred its 51% equity interest in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”) to Yingli Green Energy in exchange for US$17.0 million (RMB 134.6 million). At the time of the transfer, Yingli Group and Yingli Green Energy were under the common control of Mr. Liansheng Miao, who held a 100% beneficial interest in both Yingli Group and Yingli Green Energy. Therefore, the assets and liabilities of Tianwei Yingli were recorded by Yingli Green Energy based on Yingli Group’s adjusted basis of its 51% equity interest in Tianwei Yingli as of September 5, 2006 and the minority interest’s basis of the remaining 49% equity interest determined using the historical financial statement carrying amounts of the underlying assets and liabilities of Tianwei Yingli. The recorded amount of net assets of Tianwei Yingli, net of the cash consideration paid by Yingli Green Energy, of RMB 23,034,429 has been reflected as a shareholder’s contribution on September 5, 2006. On June 13, 2007, the Company completed its IPO and was successfully listed on the New York Stock Exchange and offered 26,500,000 American Depositary Shares (“ADS”), representing 26,550,000 new ordinary shares, at an initial public offering price of US$11.00 per ADS.

Prior to August 9, 2006, Yingli Group held a 49% equity interest in Tianwei Yingli and Baoding Tianwei Baobian Electric Co., Ltd. (“Tianwei Baobian”), an unrelated entity, held the remaining 51% equity interest. On August 9, 2006, Tianwei Yingli declared dividends of RMB 21,716,400 and RMB 21,706,000, to Yingli Group and Tianwei Baobian, respectively. Yingli Group reinvested the entire dividend received in the form of a paid in capital contribution of RMB 14,250,000 and a capital surplus contribution of RMB  7,466,400. Tianwei Baobian reinvested RMB 10,750,000 of its dividend in the form of a paid in capital contribution. As a result of such dividend reinvestments, Tianwei Yingli’s registered capital increased from RMB 75,000,000 to RMB 100,000,000 and Yingli Group increased its equity interest in Tianwei Yingli, from 49% to a controlling 51%. Under the PRC laws and regulations, each equity holder’s equity ownership interest is measured based on the percentage of registered capital each investor has contributed.

On August 25, 2006, Yingli Green Energy entered into a Sino-foreign equity joint venture company contract with Tianwei Baobian under which the Company granted to Tianwei Baobian a right to subscribe for newly issued ordinary shares of the Company in exchange for all but not part of Tianwei Baobian’s equity interest in Tianwei Yingli. Tianwei Baobian may exercise this subscription right after certain conditions are satisfied following the completion of the Company’s IPO. If Tianwei Baobian is unable to exercise the subscription right within a 300-day period from the date of the completion of the Company’s IPO, Tianwei Baobian may request the Company to use its

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

best efforts to purchase from Tianwei Baobian all but not part of its equity interest in Tianwei Yingli based on the fair market value under a mutual agreement.

Yingli Green Energy completed a series of additional equity contributions in the aggregate amount of RMB 1,524,380,000 into Tianwei Yingli, and as a result increased its equity ownership in Tianwei Yingli from 51% to 62.13% as of December 31, 2006 and then to 70.11% as of December 31, 2007.

(2)	Summary of Significant Accounting Policies and Significant Concentrations and Risks

(a) Basis of Presentation

For financial statement reporting purposes, Tianwei Yingli is considered to be the predecessor (the “Predecessor”) of Yingli Green Energy. Therefore, the consolidated financial statements of Tianwei Yingli have been presented for the year ended December 31, 2005 and the period January 1, 2006 to September 4, 2006, which is the date just prior to the transfer of the controlling equity interest in Tianwei Yingli from Yingli Group to Yingli Green Energy. The consolidated financial statements of Yingli Green Energy are presented as of December 31, 2006 and 2007, for the period August 7, 2006 (date of inception) to December 31, 2006 and for the year ended December 31, 2007.

The accompanying consolidated financial statements of the Company and Tianwei Yingli have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Hereinafter, the term “Company” refers to Yingli Green Energy and its predecessor, Tianwei Yingli, for both the periods prior to and succeeding the Reorganization.

(b) Principles of Consolidation

The consolidated financial statements of Yingli Green Energy include Yingli Green Energy and its subsidiaries. The consolidated financial statements of the Predecessor include Tianwei Yingli and its majority-owned subsidiary. For a consolidated subsidiary where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Company is shown as minority interest. All significant inter-company balances and transactions have been eliminated upon consolidation.

(c) Significant Concentrations and Risks

Revenue concentrations

The Company’s business depends substantially on government incentives given to its customers. In many countries in which the Company sells its products, the market of the Company’s products would not be commercially viable on a sustainable basis without government incentives. This is largely in part caused by the cost of generating electricity from solar power currently exceeding and that is expected to continue to exceed the costs of generating electricity from conventional energy sources. The Company generated approximately 97%, 91%, 91%, and 96% of its total net revenues in the year ended December 31, 2005, the period January 1, 2006 to September 4, 2006, the period August 7, 2006 to December 31, 2006 and the year ended December 31, 2007, respectively, from sales to customers in countries with known government incentive programs for the use of solar products. A significant reduction in the scope or discontinuation of government incentive programs would have a materially adverse effect on the demand of the Company’s products.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

A significant portion of the Company’s net revenues are from customers located in Germany, Spain, Italy and the PRC. Revenues from customers located in Germany, Spain, Italy and the PRC are as follows:

	Predecessor				August 7,
			From January 1,		2006 (Date of
	Year Ended	% of	2006 to	% of	Inception) to	% of			% of
	December 31,	Net	September 4,	Net	December 31,	Net	Year Ended December 31,		Net
	2005	Revenue	2006	Revenue	2006	Revenue	2007		Revenue
	RMB		RMB		RMB		RMB	US$
Germany	238,983,858	66%	602,785,544	68%	406,889,138	54%	889,036,642	121,875,996	22%
Spain	28,500,778	8%	78,595,263	9%	157,473,909	20%	2,606,124,763	357,267,672	64%
Italy	1,154,196	—	1,610,396	0%	—	—	292,835,946	40,144,209	7%
PRC	57,292,144	16%	30,940,554	4%	50,027,539	7%	61,097,703	8,375,744	2%

Total	325,930,976	90%	713,931,757	81%	614,390,586	81%	3,849,095,054	527,663,621	95%

As a result of the Company deriving significant revenue from sales outside of the PRC, the Company’s financial performance could be affected by events such as changes in foreign currency exchange rates, trade protection measures and changes in regional or worldwide economic or political conditions.

Management currently expects that the Company’s operating results will, for the foreseeable future, continue to depend on the sale of its PV modules to a relatively small number of customers. The Company’s relationships with such key customers have been developed over a short period of time and are generally in their preliminary stages. In addition, the Company’s business is affected by competition in the market for the products that many of the Company’s major customers sell, and any decline in their businesses could reduce purchase orders from these customers. The loss of sales to any of these customers could have a material adverse effect on the Company’s business and results of operations. Furthermore, these customers have sought, from time to time, to prospectively renegotiate the pricing terms of their current agreements with the Company or obtain more favorable terms upon renewal of the contracts. Any adverse revisions to the material terms of the Company’s agreements with its key customers could have a material adverse effect on its business and results of operations.

Sales to the major customers, which individually exceeded 10% of the Company’s net revenue, are as follows:

	Predecessor
				From		August 7,
				January 1,		2006 (Date of
		Year Ended	% of	2006 to	% of	Inception) to	% of			% of
		December 31,	Net	September 4,	Net	December 31,	Net	Year Ended December 31,		Net
	Location	2005	Revenue	2006	Revenue	2006	Revenue	2007		Revenue
		RMB		RMB		RMB		RMB	US$
Customer A	Germany	42,995,053	12%	49,760,844	6%	4,568,154	1%	—	—	—
Customer B	Germany	50,185,979	14%	78,070,856	9%	218,830,766	29%	208,586,671	28,594,669	5%
Customer C	Germany	33,214,730	9%	60,539,442	7%	95,745,228	13%	—	—	—
Customer D	Germany	46,953,165	13%	13,437,430	2%	—	—	174,321,461	23,897,330	4%
Customer E	Spain	7,001,214	2%	55,804,873	6%	128,680,752	17%	545,567,212	74,790,559	14%
Customer F	Spain	—	—	—	—	—	—	793,065,241	108,719,497	20%
Customer G	Spain	—	—	—	—	—	—	497,438,197	68,192,663	12%

Total		180,350,141	50%	257,613,445	30%	447,824,900	60%	2,218,978,782	304,194,718	55%

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

Accounts receivable from the above customers are as follows:

		December 31,
	Location	2006	December 31, 2007
		RMB	RMB	US$

Customer A	Germany	694,834	—	—
Customer B	Germany	104,778,937	72,092,371	9,882,978
Customer C	Germany	71,659,580	—	—
Customer D	Germany	97,344	64,603,600	8,856,359
Customer E	Spain	—	130,839,800	17,936,528
Customer F	Spain	—	335,339	45,971
Customer G	Spain	—	380,808,266	52,204,133

Total		177,230,695	648,679,376	88,925,969

Advance payment from these customers amounted to RMB 66,510,057 and nil as of December 31, 2006 and December 31, 2007, respectively, which are reported as “advances from customers” in the Company’s consolidated balance sheets.

Dependence on suppliers

Polysilicon is the most important raw material used in the production of the Company’s PV products. To maintain competitive manufacturing operations, the Company depends on timely delivery by its suppliers of polysilicon in sufficient quantities. The global supply of polysilicon is controlled by a limited number of producers, and there is currently an industry-wide shortage of polysilicon. The Company’s failure to obtain sufficient quantities of polysilicon in a timely manner could disrupt its operations, prevent it from operating at full capacity or limit its ability to expand as planned, which will reduce the growth of its manufacturing output and revenue.

In order to secure a stable supply of polysilicon and other raw materials, the Company makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers and long-term prepayments to supplier in the Company’s consolidated balance sheets and amounted to RMB 361,096,958 and RMB 1,694,046,245 (US$232,232,918) as of December 31, 2006 and December 31, 2007, respectively. The Company makes the prepayments without receiving collateral for such payments. As a result, the Company’s claims for such prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of the suppliers. As of December 31, 2006 and December 31, 2007, advances made to individual suppliers in excess of 10% of total prepayments to suppliers are as follows:

		December 31,
	Location	2006	December 31, 2007
		RMB	RMB	US$

Supplier A	USA	11,330,841	605,348,321	82,985,814
Supplier B	Korea	188,229	—	—
Supplier C	Korea	262,583	—	—
Supplier D	USA	16,817,547	40,900,476	5,606,953
Supplier E	Korea	24,050,888	40,052,017	5,490,639
Supplier F	Germany	226,273,660	637,269,620	87,361,832

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

The Company obtains some of the equipment used in its manufacturing process from a small number of selected equipment suppliers. In addition, some equipment which has been customized based on the Company’s specifications, is not readily available from multiple vendors and would be difficult to repair or replace. If any of these suppliers were to experience financial difficulties or go out of business, the Company may have difficulties in repairing or replacing its equipment in the event of any damage to or a breakdown of the Company’s ingot casting or manufacturing equipment. The Company’s ability to deliver products timely would suffer, which in turn could result in order cancellations and loss of revenue. In addition, the equipment needed for the Company’s expansion is in high demand. A supplier’s failure to deliver the equipment in a timely manner with adequate quality and on terms acceptable to the Company could delay its capacity expansion of manufacturing facilities and otherwise disrupt its production schedule or increase its costs of production. The Company also made deposits of RMB 126,823,905 and RMB 186,282,263 (US$25,537,009) as of December 31, 2006 and December 31, 2007, respectively, for the purchase of equipment without receiving collateral for such payments. As a result, the Company’s claims for such payments would rank only as an unsecured claim, which exposes the Company to the credit risks of the equipment suppliers.

Concentrations of cash balances held at financial institutions

As of December 31, 2006 and 2007, RMB  44,231,166 and RMB 163,323,374 (US$22,389,627), respectively, in cash was held in uninsured accounts at major financial institutions located in the PRC, and cash of RMB 34,223,385 and RMB 797,753,333 (US$109,362,177), respectively, was held in uninsured accounts at major financial institutions located in the Hong Kong Special Administrative Region (the “HK SAR”). Further, as of December 31, 2006 and 2007, the Company’s cash balance included U.S. dollar denominated bank deposits of US$32,036 and US$13,810,122 (equivalent to RMB 250,162 and RMB 100,877,423), respectively, in uninsured accounts at major institutions located in the PRC, and US$4,382,725 and US$109,212,460 (equivalent to RMB 34,223,382 and RMB 797,753,333), respectively, in uninsured accounts at major financial institutions located in the HK SAR. Management believes that these major financial institutions are of high credit quality.

(d) Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities as well as with respect to the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the allocation of the purchase price for the Company’s acquisitions of minority interest in Tianwei Yingli, the estimated useful lives of property, plant and equipment and intangibles with definite lives, recoverability of the carrying values of property, plant and equipment, goodwill and intangible assets, the fair value of share-based payments, allowances for doubtful receivables, realizable value of inventories, realizability of deferred income tax assets, the fair value of financial and equity instruments and warranty obligations. Actual results could differ from estimates.

(e) Foreign Currency

The Company’s reporting currency is the Renminbi (“RMB”). The functional currency of Yingli Green Energy is the U.S. dollar (“US$”), since US$ is the currency in which Yingli Green Energy primarily generates and expends cash. The functional currency of the subsidiaries in the PRC is the RMB as the PRC is the primary economic environment in which these entities operate. Since the RMB is not a fully convertible currency, all foreign exchange

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for foreign exchange transactions are the rates of exchange quoted by the PBOC.

Transactions denominated in foreign currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet date. The resulting exchange differences are recorded in foreign currency exchange losses, net in the consolidated statements of income. Transaction gains and losses resulting from intercompany foreign currency transactions that are of a long-term investment nature are treated in the same manner as translation adjustments and therefore excluded from the determination of net income.

Yingli Green Energy’s assets, liabilities and Series A and B redeemable convertible preferred shares are translated from the functional currency of U.S. dollar to the reporting currency of RMB using the exchange rate at each balance sheet date. Revenues, if any, and expenses are translated into its RMB at average rates prevailing during the period. Gains and losses resulting from such translation are recorded as a separate component of accumulated other comprehensive income within shareholders’ equity.

For the convenience of readers, certain 2007 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB 7.2946, being the noon buy rate for U.S. dollars in effect on December 31, 2007 in the city of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2007, or at any other date.

(f) Cash and Restricted Cash

Cash consists of cash on hand, cash in bank accounts, and interest bearing savings accounts.

Restricted cash of RMB 16,105,056 and RMB 7,164,179 (US$982,121) as of December 31, 2006 and December 31, 2007, respectively, represents bank deposits for securing letters of credit and letters of guarantee granted to the Company, primarily for the purchase of inventory. Such letters of credit and letters of guarantee expire within 1 to 3 months.

The remaining restricted cash of US$39,145,472 (RMB 305,675,251) as of December 31, 2006 represents the portion of cash proceeds from the issuance of mandatory redeemable and convertible bonds and Series B redeemable convertible preferred shares that were held in interest bearing bank deposit accounts. Based on the terms of the respective financing arrangements, such amount could only be used for additional capital contributions in Tianwei Yingli and interest payments on the Company’s mandatory redeemable and convertible bonds payable to Yingli Power. The restriction was released during the year ended December 31, 2007.

(g) Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts and aging data. Judgments are made with respect to the collectibility of accounts receivable balances based on historical collection experience, customer specific facts and current economic conditions. Account balances are charged off

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(h) Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined by using the weighted-average cost method. Cost of work-in-progress and finished goods are comprised of direct materials, direct labour, and related manufacturing overhead based on normal operating capacity. Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value based on historical and forecasted demand.

(i) Prepayments to Suppliers

Advance payments for the future delivery of polysilicon are made based on written purchase orders detailing product, quantity and price and are classified as “prepayments to suppliers” in the consolidated balance sheets. The Company’s supply contracts grant the Company the right to inspect products prior to acceptance. The balance of the “prepayments to suppliers” is reduced and reclassified to ”inventories” when inventory is received and passes quality inspection. Such reclassifications of RMB 12,037,615, RMB 70,679,259, RMB 152,431,193 and RMB 128,725,879 (US$17,646,736) for the year ended December 31, 2005, the period January 1, 2006 to September 4, 2006, the period August 7, 2006 to December 31, 2006 and the year ended December 31, 2007, respectively, are not reflected as cash outflows from operating activities. Prepayments to suppliers expected to be utilized within twelve months as of each balance sheet date are recorded as current “prepayments to suppliers” in the consolidated balance sheets. As of December 31, 2006 and 2007, prepayments to suppliers of RMB 226,273,660 and RMB 637,269,620 (US$87,361,832), respectively, representing the portion expected to be utilized after twelve months have been classified as “long-term prepayments to a supplier” in the consolidated balance sheets and relate to prepayments to one supplier for long-term supply agreements with deliveries not scheduled to commerce until 2009.

(j) Long-lived assets

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is provided over the estimated useful lives of the asset, taking into consideration any estimated residual value, using the straight-line method. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized. The estimated useful lives of property, plant and equipment are as follows:

Buildings	30 years
Machinery and equipment	4-10 years
Furniture and fixtures	4-5 years
Motor vehicles	8-10 years

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the cost of inventory production, and expensed to cost of revenues when the inventory is sold.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

Cost incurred in the construction of new facilities, including progress payments and deposits, interest and other costs relating to the construction, are capitalized and transferred out of construction in progress and into their respective asset categories when the assets are ready for their intended use, at which time depreciation commences.

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over fair value of the proportional net assets acquired from the acquisition of additional equity interests in Tianwei Yingli and Chengdu Yingli New Energy Resources Co., Ltd. (“Chengdu Yingli”). Goodwill and trademarks, which have an indefinite useful life are not amortized, but instead are tested for impairment at least annually.

Intangible assets, other than trademarks, are amortized on a straight-line basis over the estimated useful lives of the respective assets. The Company’s amortizable intangible assets consist of technical know-how, customer relationships, order backlog and short-term and long-term supplier agreements with the following estimated useful lives:

Technical know-how	5.5-6 years
Customer relationships	5.5-6 years
Order backlog	1-1.5 years
Short-term supply agreements	0.5 year
Long-term supply agreements	3-9 years commencing in 2009

Long-term supplier agreements relate to long-term polysilicon supply agreements with delivery period commencing in 2009. The intangible asset in connection with these agreements will be amortized over the delivery period of 3-9 years, commencing in 2009.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of are separately presented in the consolidated balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale are presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

Goodwill and intangible assets that are not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. For intangible assets that are not subject to amortization, an impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. For goodwill, the impairment determination is made at the reporting unit level and consists of two steps. In the first step, management determines the fair value of a reporting unit and compares it to its carrying amount, including goodwill. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

implied fair value of the reporting unit goodwill. Management has determined that the Company constitutes a single reporting unit for the purpose of the impairment testing and considered the quoted market price of the Company’s ordinary shares as a reasonable measurement basis of the reporting unit’s fair value.

(k) Land Use Rights

Land use rights represent the cost of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of the rights of 45-50 years.

(l) Investments in and Advances to Affiliates

Investments in entities where the Company does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Company’s share of the investee’s results of operations is included in other income (expense) in the Company’s consolidated statements of income.

The Company recognizes a loss when there is a loss in value of an equity method investment which is other than a temporary decline. The process of assessing and determining whether an impairment on a particular equity investment is other than temporary requires a significant amount of judgment. To determine whether an impairment is other-than-temporary, management considers whether the Company has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to year-end, and forecasted performance of the investee. Based on management’s evaluation, there was no impairment charges related to its investment in an affiliate for any of the periods presented.

(m) Statutory Reserves

In accordance with PRC Company Law, Tianwei Yingli is required to provide for certain statutory reserves, namely a statutory surplus reserve and a statutory public welfare reserve which are appropriated from net profits. Prior to September 5, 2006, as a domestic limited liability company, Tianwei Yingli was required to allocate at least 10% of its after tax profits to a statutory surplus reserve with the right to discontinue allocations to the statutory surplus reserve if such reserves reach 50% of its registered capital. Tianwei Yingli also appropriated 5% of the profit to the statutory public welfare reserve. All statutory reserves are required to be calculated based on amounts reported in Tianwei Yingli’s PRC statutory financial statements. Effective from September 5, 2006, as a result of the Reorganization, Tianwei Yingli became a foreign invested enterprise (“FIE”). As a FIE, Tianwei Yingli is required to provide for reserve fund, employee fund and welfare funds and enterprise development fund each at a percentage, which is a discretionary percentage and is decided by the Tianwei Yingli’s board of directors each calendar year. These reserves can only be used for specific purposes and are not transferable to Yingli Green Energy in the form of loans, advances, or cash dividends.

As of December 31, 2007, Tianwei Yingli had appropriated RMB 74,752,472 (US$10,247,645) in statutory reserves which are restricted from being distributed to Yingli Green Energy.

(n) Share-based Payment

The Company applied Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”) for share-based payments made in the period August 7, 2006 to

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

December 31, 2006 and the year ended December 31, 2007. Under SFAS No. 123R, the Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period. For equity instrument issued to non-employee vendors, the Company applied Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” under the fair value method.

For the year ended December 31, 2005 and the period January 1, 2006 to September 4, 2006, the Company did not enter into any share-based payment arrangements.

(o) Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the service has been rendered, the fee is fixed or determinable and collectibility is reasonably assured. These criteria as they relate to the sale of the Company’s products or services are as follows:

For sales of PV modules to foreign customers, delivery of the products occurs at the point in time the product is delivered to the named port of shipment, which is when the risks and rewards of ownership are transferred to the customer. For sales of PV modules to domestic customers, delivery of the product occurs at the point in time the product is received by the customer, which is when the risks and rewards of ownership have been transferred.

Sales of PV systems consist of the delivery, assembly and installation of PV modules, related power electronics and other components. The Company considers the PV system to be delivered, and the risks and rewards of ownership transferred, when installation of all components is complete and customer acceptance is received. Customer acceptance is evidenced by a signed project acceptance document. The assembly and installation of PV systems is short, generally lasting between 1 to 3 months, and requires advance payments from the customer.

Other revenue consists primarily of the sale of raw materials and the processing of PV cells into PV modules for third-party vendors. Revenue for the processing of PV cells into PV modules is recognized at the time when the processing is completed and the PV modules are received by the customer. Delivery for the sale of raw materials occurs at the point in time the product is received by the customer, which is when the risks and rewards of ownership have been transferred.

For all sales and services, the Company requires a contract or purchase order which quantifies pricing, quantity and product specifications. Shipping and handling fees billed to customers are recorded as revenues, with the related shipping or delivery costs recorded as cost of revenues.

Advance payments received from customers for the future sale of inventory are recognized as advances from customers in the consolidated balance sheets. Advances from customers are recognized as revenues when the conditions for revenue recognition described above have been satisfied. Advances from customers have been recognized as a current liability because the amount at each balance sheet date is expected to be recognized as revenue within twelve months.

In the PRC, value added tax (“VAT”) at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of product and services and is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities. Prior to September 5, 2006, Tianwei Yingli and its subsidiary, Chengdu Yingli were subject to city construction tax and education surcharge at rates of 7% and 4%, respectively, of net value added tax payable. Commencing on

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

September 5, 2006, as a result of Tianwei Yingli’s change in tax status to a foreign invested enterprise, Tianwei Yingli is no longer subject to the city construction tax and education surcharge. Chengdu Yingli, as a PRC domestic company, continues to be subject to such tax and surcharge. In the accompanying consolidated statements of income, city construction tax and education surcharge of RMB 2,987,288, RMB 11,357,591, RMB 4,208 and RMB 6,207 (US$851) are deducted to arrive at net revenues for the year ended December 31, 2005, the period January 1, 2006 to September 4, 2006, the period August 7, 2006 to December 31, 2006 and the year ended December 31, 2007, respectively.

(p) Research and Development and Government Grant

Research and development costs are expensed as incurred.

The Company is a party to research grant contracts with the PRC government under which the Company receives funds in advance for specified costs incurred in certain research projects. The Company records such amounts as a reduction to research and development expenses when the related research and development costs are incurred. The Company has recorded grant proceeds of RMB 1,550,000, RMB 600,000, RMB 400,000 and RMB 400,000 (US$54,835) as a reduction to research and development expenses during the year ended December 31, 2005, the period January 1, 2006 to September 4, 2006, the period August 7, 2006 to December 31, 2006 and the year ended December 31, 2007, respectively.

(q) Employee Benefits Plans

Pursuant to the relevant PRC regulations, the Company is required to make contributions for each employee at a rate of 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement program organized by the local Social Security Bureau. In addition, the Company is also required to make contributions for each employee at a rate of 7.5%, 2% and 2% of standard salary base for medical insurance benefits, unemployment and other statutory benefits, respectively. Total amount of contributions for the year ended December 31, 2005, the period January 1, 2006 to September 4, 2006, the period August 7, 2006 to December 31, 2006 and the year ended December 31, 2007 was RMB 528,736, RMB 1,037,006, RMB 620,483 and RMB 5,231,124 (US$717,123), respectively.

(r) Warranty Cost

The Company’s PV modules are typically sold with a two-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. As a result, the Company bears the risk of warranty claims long after the Company has sold its products and recognized revenues. The Company has sold PV modules only since January 2003, and none of the Company’s PV modules has been in use for more than five years. In connection with the Company’s PV system sales in the PRC, the Company provides a one to five year warranty against defects in the Company’s modules, storage batteries, controllers and inverters. The Company performs industry-standard testing to test the quality, durability and safety of the Company’s products. As a result of such tests, management believes the quality, durability and safety of its products are within industry norms. Management’s estimate of the amount of its warranty obligation is based on the results of these tests and consideration given to the warranty accrual practice of other companies in the same business. Consequently, the Company accrues the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of its warranty obligations.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

Actual warranty costs are charged against the accrued warranty liability. To the extent that actual warranty costs differ significantly from estimates, the Company will revise its warranty provisions accordingly.

Changes in the carrying amount of accrued warranty liability are as follows:

	Predecessor
		From January 1,	August 7, 2006
	Year Ended	2006 to	(Date of Inception)
	December 31,	September 4,	to December 31,	Year Ended December 31,
	2005	2006	2006	2007
	RMB	RMB	RMB	RMB	US$
Beginning balance	1,464,005	5,013,862	—	20,686,201	2,835,824
Transfer of Tianwei Yingli to the Company	—	—	13,672,952	—	—
Warranty expense	3,549,857	8,659,090	7,013,249	40,093,800	5,496,367
Warranty costs incurred or claimed	—	—	—	—	—

Ending Balance	5,013,862	13,672,952	20,686,201	60,780,001	8,332,191

(s) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates or tax laws is recognized in the statements of income in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion, or all, of the deferred tax assets will not be realized.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109” (“FIN 48”). FIN 48 prescribes the accounting for uncertainty in tax positions. FIN 48 requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. The adoption of FIN 48 as of January 1, 2007 did not have any effect on the Company’s consolidated financial statements.

The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as a component of general and administrative expenses in the consolidated statements of income. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, which are not clearly defined. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The tax returns of the Company’s PRC subsidiaries for the tax years 2004 to 2007 are subject to examination by the relevant tax authorities.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

(t) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

The Company is exposed to risks associated with liability claims in the event that the use of the PV products the Company sells results in injury. The Company does not maintain any third-party liability insurance coverage other than limited product liability insurance or any insurance coverage for business interruption. As a result, the Company may have to pay for financial and other losses, damages and liabilities, including, those in connection with or resulting from third-party product liability claims and those caused by natural disasters and other events beyond the Company’s control, out of its own funds, which could have a material adverse effect on its financial conditions and results of operation.

(u) Segment Reporting

The Company has no operating segments, as that term is defined by SFAS No. 131 “Disclosure about Segments of an Enterprise and Related Information”.

(v) Earnings Per Share

In accordance with SFAS No. 128, “Computation of Earnings Per Share” (“SFAS No. 128”) and EITF Issue No. 03-06, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF Issue No. 03-06”), basic earnings per share is computed by dividing net income allocated to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period August 7, 2006 to December 31, 2006 and the year ended December 31, 2007 using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings. The Company’s Series A and Series B redeemable convertible preferred shares are participating securities since the holders of these securities may participate in dividends with ordinary shareholder(s) based on a pre-determination formula. EIFT Issue No. 03-06 does not require the presentation of basic and diluted earnings per share for securities other than ordinary shares; therefore basic earnings per share amounts presented only pertain to the Company’s ordinary shares.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Series A and B redeemable convertible preferred shares, mandatory convertible bonds and convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options, restricted shares and warrants (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the impact is anti-dilutive.

Tianwei Yingli is not a share-based company and had no outstanding shares for the periods presented, and therefore, no earnings per share data for Tianwei Yingli have been presented.

(w) Reclassifications

Certain amounts in prior year’ consolidated financial statements and related notes have been reclassified to conform to the 2007 presentation.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

(x) Recently Issued Accounting Standards

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement” or SFAS No. 157. SFAS No. 157 addresses standardizing the measurement of fair value for companies that are required to use a fair value measure of recognition for recognition or disclosure purposes. The FASB defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measure date”. The Company is required to adopt SFAS No. 157 beginning on January 1, 2008. SFAS No. 157 is required to be applied prospectively, except for certain financial instruments. Any transition adjustment will be recognized as an adjustment to opening retained earnings in the year of adoption. In November 2007, the FASB proposed a one-year deferral of SFAS No. 157’s fair value measurement requirements for non-financial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. Management does not expect the adoption of SFAS No. 157 will have a material impact on the Company’s consolidated financial statements.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, “Fair Value Option for Financial Assets and Financial Liabilities” or SFAS No. 159. SFAS No. 159 permits companies to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company on January 1, 2008, although earlier adoption in permitted. Management has elected not to adopt the fair value option, as permitted under SFAS No. 159.

SFAS No. 141R (revised 2007)

In December 2007, the FASB issued SFAS No. 141R, a revision of SFAS No. 141, “Business Combinations”. SFAS No. 141R establishes requirements for the recognition and measurement of acquired assets, liabilities, goodwill, and non-controlling interests (formerly minority interests). SFAS No. 141R also provides disclosure requirements related to business combinations. SFAS No. 141R is effective for fiscal years beginning after December 15, 2008. SFAS No. 141R will be applied prospectively to business combinations with an acquisition date on or after the effective date.

SFAS No. 160

In December 2007, the FASB issued SFAS No. 160, “Non-Controlling Interests in Consolidated Financial Statements an amendment of ARB No. 51”. SFAS No. 160 establishes new standards for the accounting for and reporting of non-controlling interests and for the loss of control of partially owned and consolidated subsidiaries. SFAS No. 160 does not change the criteria for consolidating a partially owned entity. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008. The provisions of SFAS No. 160 will be applied prospectively upon adoption except for the presentation and disclosure requirements, which will be applied retrospectively. SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. FAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more. Except for the classification of minority interest as a component of equity,

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

management does not expect the initial adoption of SFAS No. 160 will have a material impact on its consolidated financial statements.

(3)	Accounts Receivable

Accounts receivable are summarized as follows:

	December 31,
	2006	December 31, 2007
	RMB	RMB	US$

Accounts receivable	284,229,651	1,243,461,465	170,463,283
Less: Allowance for doubtful accounts	(2,309,094)	(2,617,903)	(358,882)

Total accounts receivable, net	281,920,557	1,240,843,562	170,104,401

The following table presents the movement of the allowance for doubtful accounts:

	Predecessor
		From January 1,	August 7, 2006
	Year Ended	2006 to	(Date of Inception)
	December 31,	September 4,	to December 31,	Year Ended December 31,
	2005	2006	2006	2007
	RMB	RMB	RMB	RMB	US$
Beginning balance	(292,803)	(1,775,570)	—	(2,309,094)	(316,548)
Transfer of Tianwei Yingli to the Company	—	—	(2,309,094)	—	—
Bad debt expense	(1,482,767)	(533,524)	—	(646,908)	(88,683)
Write-off of accounts receivable	—	—	—	338,099	46,349

Ending balance	(1,775,570)	(2,309,094)	(2,309,094)	(2,617,903)	(358,882)

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally 3 to 5 months from the date of billing. For certain customers the Company requires an advance payment before the sale is made. Such advance payments are reported as “advances from customers” in the Company’s consolidated balance sheets and amounted to RMB 113,637,769 and RMB 22,146,603 (US$3,036,027) as of December 31, 2006 and December 31, 2007, respectively. The Company also requires certain customers to secure payment by a letter of credit issued by the customers’ banks. Letters of credit have terms ranging from 1 to 3 months. Until the letter of credit is drawn and the amount is paid, the amount due from the customer is recorded as accounts receivable. As of December 31, 2006 and December 31, 2007, 97% and 98%, respectively, of accounts receivable were denominated in currencies other than the RMB.

As of December 31, 2006 and December 31, 2007, certain accounts receivables were pledged to banks as collateral for borrowings (note 8).

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

(4)	Inventories

Inventories by major category consist of the following:

	December 31,
	2006	December 31, 2007
	RMB	RMB	US$

Raw materials	489,352,191	827,005,848	113,372,337
Work-in-progress	187,655,590	228,343,237	31,303,051
Finished goods	134,737,853	205,857,896	28,220,587

Total inventories	811,745,634	1,261,206,981	172,895,975

Adjustments recorded to write down the carrying amount of obsolete inventory to its estimated net realizable value amounted to RMB 557,324, RMB 1,736,729, RMB 4,941,887 and RMB 22,664,097 (US$3,106,969) for the year ended December 31, 2005, the period from January 1, 2006 to September 4, 2006, the period from August 7, 2006 (date of inception) to December 31, 2006 and the year ended December 31, 2007, respectively, and were recorded as cost of revenues in the consolidated statements of income.

(5)	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
	2006	December 31, 2007
	RMB	RMB	US$

Buildings	75,681,746	288,806,721	39,591,852
Machinery and equipment	301,014,211	983,504,759	134,826,414
Furniture and fixtures	4,467,399	4,918,384	674,250
Motor vehicles	2,667,142	13,629,991	1,868,504
Construction in progress	211,749,834	278,745,080	38,212,524

Total property, plant and equipment	595,580,332	1,569,604,935	215,173,544
Less: Accumulated depreciation	(12,081,943)	(89,776,333)	(12,307,232)

Total property, plant and equipment, net	583,498,389	1,479,828,602	202,866,312

Depreciation expense on property, plant and equipment was allocated to the following expense items:

	Predecessor
		From January 1,	August 7, 2006
	Year Ended	2006 to	(Date of Inception)
	December 31,	September 4,	to December 31,	Year Ended December 31,
	2005	2006	2006	2007
	RMB	RMB	RMB	RMB	US$
Cost of revenues	11,815,062	21,138,031	12,140,708	72,451,928	9,932,269
Selling expenses	64,481	64,564	34,732	129,438	17,744
General and administrative expenses	1,797,502	1,524,394	874,342	5,113,024	700,933

Total depreciation expense	13,677,045	22,726,989	13,049,782	77,694,390	10,650,946

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

The Company capitalized interest cost as a component of the cost of construction in progress as follows:

	Predecessor
		From January 1,	August 7, 2006
	Year Ended	2006 to	(Date of Inception)
	December 31,	September 4,	to December 31,	Year Ended December 31,
	2005	2006	2006	2007
	RMB	RMB	RMB	RMB	US$
Interest cost capitalized	5,486,727	1,384,469	895,922	20,812,338	2,853,116
Interest cost charged to income	5,278,418	22,441,164	25,788,959	64,833,788	8,887,915

Total interest cost incurred	10,765,145	23,825,633	26,684,881	85,646,126	11,741,031

(6)	Fair Value of Financial Instruments

Management believes the carrying amounts of cash, restricted cash, accounts receivable, accounts receivable from a related party, current amounts due from related parities, accounts payable, borrowings from related parities, short-term borrowing, advances from customers, and other amounts due to related parties approximate their fair values due to their short term nature.

The estimated fair value of mandatory redeemable bonds and the mandatory convertible bonds was RMB 299,359,827 (carrying value RMB 293,109,511) and RMB 370,260,838 (carrying value RMB 362,530,181), respectively as of December 31, 2006 and was based on the present value of cash flows discounted at a rate that approximates current market returns for issues of similar debt instruments issued to comparable holders in the same geographic area.

The estimated fair value of convertible senior notes was RMB 1,432,960,525 (carrying value RMB 1,262,734,218) as of December 31, 2007 and was based on the quoted market price.

(7)	Investment in and Advances to Affiliates

The Company acquired a 10% equity interest in Tibet Tianwei Yingli New Energy Resources Co., Ltd. (“Tibetan Yingli”) in December 2003 for RMB 4,000,000. On September 15, 2005, the Company acquired an additional 40% equity interest for RMB 8,000,000 and obtained the ability to exercise significant influence over the operating and financial policies of Tibetan Yingli. The purchase price approximated 40% of the fair value of Tibetan Yingli’s net assets. Consequently, no investor level goodwill was recognized. The Company’s consolidated financial statements reflect the Company’s investment in Tibetan Yingli on the equity method of accounting, which was applied retroactively to December 2003.

As of December 31, 2006 and December 31, 2007, the Company’s advances to Tibetan Yingli were RMB 2,399,910 and RMB 8,457,328 (US$1,159,396), respectively, to assist Tibetan Yingli in supporting their operating activities. During the period from August 7, 2006 through December 31, 2006, pursuant to the approval of the Board of Tibetan Yingli, advances of RMB 8,000,000 to Tibetan Yingli were settled by reducing the Company’s RMB 8,000,000 purchase price payable to Tibetan Yingli. The settlement of the advance and corresponding payable was reflected as a non-cash transaction in the consolidated statements of cash flow.

In July 2007, the Company acquired a 30% equity interest in Baoding Dongfa Tianying New Energy Resources, Co., Ltd. (“Dongfa Tianying”) for RMB 3,000,000 (US$411,263). The purchase price approximated 30% of the fair value of Dongfa Tianying’s net assets. Consequently, no investor level goodwill was recognized.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

(8)	Short-term Borrowings

Short-term borrowings consist of the following:

	December 31,
	2006	December 31, 2007
	RMB	RMB	US$

Borrowings from banks:
— Guaranteed by Tianwei Baobian and its parent company	220,000,000	470,237,380	64,463,765
— Entrusted loans by related parties	1,000,000	—	—
— Secured by accounts receivable	34,286,306	311,139,752	42,653,436
— Secured by inventories	—	5,190,831	711,599
— Guaranteed by third parties	—	182,615,000	25,034,272
— Unsecured loans	—	292,092,000	40,042,223
Borrowings from other parties:
— Governmental loan guaranteed by Tianwei Baobian	12,000,000	—	—

Total short-term borrowings	267,286,306	1,261,274,963	172,905,295

Short-term bank borrowings outstanding as of December 31, 2006 and December 31, 2007 bore a weighted average interest rate of 5.99% and 5.97% per annum, respectively. All short-term bank borrowings mature and expire at various times within one year. These facilities contain no specific renewal terms or any requirement on the maintenance of financial covenants. The Company has traditionally negotiated renewal of certain facilities shortly before they mature.

Tianwei Baobian entrusted loans of RMB 310,000,000 from Chinese Construction Bank to Tianwei Yingli as of September 4, 2006, which Tianwei Yingli repaid during the period August 7, 2006 to December 31, 2006. During the period August 7, 2006 to December 31, 2006 Yingli Group entrusted a loan of RMB 125,000,000 (US$16,682,682) from Agricultural Bank of China to Tianwei Yingli, of which RMB 124,000,000 (US$16,549,221) was repaid during the same period and RMB 1,000,000 was repaid during the year ended December 31, 2007. During the year ended December 31, 2007, the Company borrowed and repaid RMB 130,000,000 (US$17,821,402) from Bank of China that was entrusted by Tianwei Baobian and its parent company.

During the year ended December 31, 2007, the Company borrowed US$25,000,000 (RMB 191,220,000) at an interest rate of 6.38% per annum from the National Development Bank, which was guaranteed by Zhongyuan Guoxin Credit Assurance Co., Ltd., a third party company. The Company paid RMB 2,868,300 (US$393,209) of guarantee fee to the third party. Such expense was recorded in prepaid expenses and recognized as interest expense over 12 months, the contract term of the borrowing.

The loan from the governmental authority of RMB 12,000,000 was unsecured, bore an interest at a rate of 7.67% per annum that was guaranteed by Tianwei Baobian and was repaid during the year ended December 31, 2007. During the year ended December 31, 2007, the Company obtained new governmental loans of RMB 30,000,000 (US$4,112,631) and RMB 42,000,000 (US$5,757,684) that were guaranteed by Yingli Group. These new loans bear a prevailing bank borrowing interest rate and were repaid by December 31, 2007. In addition,

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

the Company obtained a third party loan of RMB 5,000,000 (US$685,439) and fully repaid the loan during the year ended December 31, 2007.

In August 2005, the Company negotiated an agreement with the holder of the Company’s overdue bank loan secured by the land use right and property, plant and equipment. The holder of the Company’s loan had acquired the Company’s loan from a financial institution at a discount from the face value of the loan. At that time the total amount outstanding was RMB 12,964,688, of which RMB 12,000,000 represented principal (the face value) and the remainder represented accrued interest payable. Pursuant to the agreement, the Company paid RMB 10,800,000 as payment in full for the loan and interest. As a result, the Company recognized a gain of RMB 2,164,688 on extinguishment of debt during the year ended December 31, 2005.

As of December 31, 2007, the Company has unused lines of credit of RMB 80,000,000 (US$10,967,017) granted by a financial institution.

(9)	Convertible Loan

In May 2006, Tianwei Yingli issued a RMB 85,635,000 convertible loan due on May 17, 2007 to China Foreign Economics and Trade & Investment Co., Ltd., or FOTIC, who held the loan as a nominee for certain third parties (the “Third Party Investors”). The loan was issued at par and bore interest at 8% payable at maturity. The loan was convertible into ordinary shares of Tianwei Yingli at a conversion price equal to Tianwei Yingli’s per share market value as determined by a future private placement of Tianwei Yingli’s equity and agreed upon by both parities.

On December 29, 2006, Tianwei Yingli, FOTIC, China Sunshine Investment Co., Ltd. (an entity designated by the Third Party Investors) and Yingli Green Energy entered into a settlement agreement pursuant to which the Company repaid the convertible loan plus accrued interest of RMB 4,281,750 and issued a warrant to China Sunshine Investment Co., Ltd. to purchase 2,068,252 of Yingli Green Energy’s ordinary shares at an exercise price of US$4.835 per share. The Company recognized a loss on debt extinguishment of RMB 3,908,381, representing the difference between the consideration paid (cash paid plus the fair value of warrant) and the carrying value of the convertible loan and accrued interest on the date the debt was extinguished. On February 2, 2007, China Sunshine Investment Co., Ltd. exercised the warrant.

(10)	Mandatory Convertible and Redeemable Bonds

On November 13, 2006, Yingli Power, the Company’s then controlling shareholder and an entity wholly owned by Mr. Liansheng Miao, issued US$85 million floating rate Notes (“the Notes”) at 98.75% of face value to Deutsche Bank AG, Singapore Branch (“Deutsche Bank”). The Notes consisted of two portions, US$55 million in mandatory redeemable notes (“Mandatory Redeemable Notes”) and US$30 million in mandatory exchange notes (“Mandatory Exchange Notes”). Upon an IPO, the Mandatory Convertible Notes convert into the number of the Company’s ordinary shares equivalent to 3.73% effective equity interests in Tianwei Yingli on a fully diluted basis. The effective conversion price was subject to certain adjustments based on Tianwei Yingli’s 2006 net income or the Company’s IPO offering price. In connection with the issuance of the Notes, Yingli Power issued a warrant to Deutsche Bank, which was exercisable into 6.5% of the Company’s ordinary shares held by Yingli Power. The warrant was only exercisable if the Company repays the Mandatory Exchange Notes and Mandatory Redeemable Notes under its early redemption rights and the Company completes an IPO. The exercise price of this warrant was the lower of (i) 25 times Tianwei Yingli’s net income for the year ended December 31, 2006, multiplied by the Company’s ownership percentage in Tianwei Yingli and divided by the total number of the Company’s outstanding

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

ordinary shares on fully diluted basis and (ii) 67.5% of offering price of the Company’s ordinary shares in a public offering and listing of such shares in an international stock exchange. The warrant was exercisable upon any listing of the Company’s ordinary shares, which occurs after the Notes have been repaid in full.

In connection with Yingli Power’s issuance of the Notes, the Company issued US$85,000,000 in interest-bearing Bonds (“the Bonds”) to Yingli Power at 98.85% of face value. The Bonds consisted of two portions, US$38 million in mandatory redeemable bonds (“Mandatory Redeemable Bonds”) and US$47 million in mandatory convertible bonds (“Mandatory Convertible Bonds”). Upon the IPO, the Mandatory Convertible Bonds convert into the number of the Company’s ordinary shares equivalent to 3.73% effective equity interests in Tianwei Yingli on a fully diluted basis. Such share will be newly issued by the Company and delivered to Yingli Power. The terms of the Notes and Bonds are substantially the same, other than the portion of the amount that is convertible into the Company’s ordinary shares. Yingli Power used the cash proceeds from the issuance of the Notes to purchase the Bonds issued by Yingli Green Energy.

Management determined that the conversion feature embedded in the Mandatory Convertible Bonds should not be bifurcated and accounted for as a derivative pursuant to SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”) , since the terms of conversion do not require or permit net settlement, provide for a means for the conversion feature to be settled outside the contract, or provide for delivery of an asset which would put the holders of the Mandatory Convertible Bond in a position substantially similar to a net settlement provision. Management has also determined that the non-detachable convertible feature had no intrinsic value on the commitment date based on the conversion price paid by Deutsue bank, an unrelated third-party investor. Therefore, no beneficial conversion feature was recognized.

Both the Bonds and Notes bore interest, payable quarterly at an interest rate equal to the British Bankers Association Interest Settlement Rate plus 2% per annum for the period ending prior to August 17, 2007 and plus 4% per annum thereafter.

Direct and incremental cost of issuing the Bonds of RMB 2,351,259 (US$322,329) were charged against the proceeds and recorded as a discount to the Bonds’ issuance price or carrying value.

In June 2007, in conjunction with the IPO the Company paid RMB 269,015,825 (US$36,878,763) to Yingli Power for redemption of the Mandatory Redeemable Bonds and delivered 5,340,088 ordinary shares to Yingli Power, valued at an effective conversion price of RMB 378,906,843 (US$51,943,471) for the conversion of the Mandatory Convertible Bonds. The Company also determined that the non-detachable convertible feature had no intrinsic value on the settlement date based on the conversion price when the number of shares to be issued was known and the conversion contingency was resolved. Therefore, no beneficial conversion feature was recognized upon settlement.

(11)  Convertible Senior Notes

On December 13, 2007, the Company sold in a public offering an aggregate US$172.5 principal amount zero coupon convertible senior notes due 2012 (the “Convertible Senior Notes”). The net proceeds from the offering, after deducting the offering expenses payable by the Company, were approximately US$166.8 million. The Convertible Senior Notes are convertible, subject to dilution protection adjustment, at an initial conversion rate of 23.0415 ADSs per US$1,000 principal amount of Convertible Senior Notes (equivalent to a conversion price of approximately US$43.40 per ADS). Unless previously redeemed, repurchased or converted, the Convertible Senior Notes mature on December 15, 2012, at a redemption price of US$1,288.30 which is equivalent to 128.83% of the US$1,000 principal amount to be redeemed.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

The Convertible Senior Notes become convertible if any of the following conditions are satisfied:

(i) the closing sale price of the ADSs for 20 days in a 30 days period exceeds 120% of the conversion price in effect on the last trading day of a quarter end;

(ii) the average trading price of the Convertible Senior Notes is equal to or less than 97% of the average conversion value of the Convertible Senior Notes. The conversion value is the product of the closing sales price per ADS and the conversion rate;

(iii) the occurrence of certain corporate transactions; and

(iv) at any time from October 15, 2012 to December 12, 2012.

In lieu of delivery of ADSs in satisfaction of the Company’s obligation upon conversion of the Convertible Senior Notes, the Company may elect to deliver cash or a combination of cash and ADS, as defined in the indenture agreement, based on the portion the Company elects to settle by ADS and the average ADS trading price.

The Company may, at its option, redeem the Convertible Senior Notes, at any time on or after December 15, 2008 and prior to December 15, 2010 at a price in cash equal to the early redemption amount (“Early Redemption Amount”) if the trading price of the ADSs for at least 20 days in a 30 days period exceeds 150% of the Early Redemption Amount of the notes divided by the conversion rate. The Early Redemption Amount is calculated pursuant to a formula to provide the Note Holders a return of 5.125% per annum, compounded semi-annually. Further, at any time on or after December 15, 2010, the Company has the right to redeem the Convertible Senior Notes at a price in cash equal to the Early Redemption Amount if the trading price of the ADSs for at least 20 trading days in the 30 consecutive trading day period ending on the date one trading day prior to the date of the notice of redemption exceeds 130% of the Early Redemption Amount of the notes divided by the conversion rate.

On December 15, 2010 (the “Purchase Date”), the holders of the Convertible Senior Notes may require the Company to purchase all or a portion of their outstanding Convertible Senior Notes pursuant to a formula to provide the holders a return of 5.125% per annum, compounded semi-annually. If a fundamental change (as defined) occurs, the holders may be entitled to a make-whole premium in the form of an increase in the conversion rate or may require the Company to repurchase all or a portion of the Convertible Senior Notes for cash at a repurchase price equal to the Early Redemption Amount.

The Convertible Senior Notes are the Company’s senior unsecured obligations and rank equally with all of its exiting and future senior unsecured indebtedness, which are effectively subordinated to all of the Company’s existing and future secured indebtedness and all existing and future liabilities of Yingli Green Energy’s subsidiaries, including trade payables.

Management has determined that the conversion feature embedded in the Convertible Senior Notes should not be bifurcated and accounted for as a derivative pursuant to SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), since the embedded conversion feature is indexed to the Company’s own stock and would have been classified in shareholders’ equity if it were a free-standing derivative instrument. Further, management has determined that the embedded call and put options that may accelerate the settlement of the Convertible Senior Notes are clearly and closely related to the debt host contract because the amount paid upon settlement is fixed at a price equal to the principal amount plus any unpaid guaranteed return to the note holders. Therefore, the embedded call and put options are not accounted for as a separate derivative pursuant to SFAS No. 133.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

Since the conversion price of the Convertible Senior Notes exceeds the market price of the Company’s ordinary shares on the date of issuance, no portion of the proceeds from the issuance was accounted for as attributable to the conversion feature. Since the Company has also guaranteed the Note Holders a return of 5.125% per annum without the conversion, the Company has accrued an interest expense of US$368,359 equal to the guaranteed return in the accompanying consolidated statements of income for the year ended December 31, 2007.

(12)  Income Taxes

Under the current laws of the Cayman Islands, Yingli Green Energy is not subject to tax on its income or capital gains. In addition, upon any payment or dividend by Yingli Green Energy, no withholding tax is imposed.

Yingli Green Energy’s operating subsidiaries, being incorporated in the PRC, are governed by the income tax law of the PRC and are generally subject to the PRC enterprise income tax rate of 33%, consisting of 30% state tax and 3% local tax. Prior to September 5, 2006, for tax purposes Tianwei Yingli was considered a domestic enterprise. In addition, Tianwei Yingli qualified as a “High and New Technology Enterprise” and was entitled to a preferential PRC enterprise income tax rate of 15%, consisting of 15% state tax and nil local tax. As part of the Reorganization described in Note 1, Tianwei Yingli’s tax status changed to a foreign invested enterprise. In addition, Tianwei Yingli maintained its “High and New Technology Enterprise” status. As a result Tianwei Yingli’s tax rate remained at 15%, however its local tax rate was increased to 3%.

Further, following Tianwei Yingli’s conversion into a foreign invested enterprise, Tianwei Yingli was entitled to an exemption from the enterprise state income tax for its first two profitable years and a 50% reduction in the enterprise income state tax rate in the subsequent three years. In addition, Tianwei Yingli was also entitled to exemption from the enterprise local income tax for its first five profitable years and a 50% reduction in the enterprise income state tax rate in the subsequent five years. In accordance with PRC income tax law, Tianwei Yingli elected to defer the commencement of its tax holiday until January 1, 2007. For the year ended December 31, 2005, the period January 1, 2006 to September 4, 2006, the period August 7, 2006 to December 31, 2006 and the year ended December 31, 2007, Tianwei Yingli was subject to an income tax rate of 15%, 15%, 18% and nil, respectively.

On March 16, 2007, the National People’s Congress passed the new Enterprise Income Tax Law (the “new EIT law”) which imposes a single income tax rate of 25% for most domestic enterprises and foreign investment enterprise. The new EIT law was effective as of January 1, 2008. The new EIT law provides a five-year transition period from its effective date for those enterprises which were established before the promulgation date of the new EIT law and which were entitled to a preferential lower tax rate under the then effective tax laws or regulations. Further, according to the new EIT law, entities that qualify as “High and New Technology Enterprises” are entitled to the preferential EIT rate of 15%. However, the new recognition criteria and procedures for “High and New Technology Enterprises” under the new EIT Law were not issued until April 14, 2008. Therefore, as of December 31, 2007, Tianwei Yingli had yet to apply for the status as a “High and New Technology Enterprises”. Further, on December 26, 2007, the PRC government passed the detailed implementing rules which allow enterprises to continue to enjoy their unexpired tax holiday under the previous income tax laws and rules. Therefore, under the new EIT law, Tianwei Yingli will continue to enjoy its previous unexpired tax holiday which will be applied to the new tax rate of 25%, resulting in tax rates of 0%, 12.5%, 12.5%, 12.5% for the calendar years from 2008 to 2011 and 25% thereafter.

The new EIT Law also imposes a 10% withholding income tax for dividends distributed by a foreign invested enterprise to its immediate holding company outside China for distribution of earnings generated after January 1,

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

2008. Under the new EIT law the distribution of earnings generated prior to January 1, 2008 are exempt from the withholding tax, therefore, Yingli Green Energy has not recognized a deferred tax liability for the undistributed earnings through December 31, 2007.

The components of earnings (losses) before income taxes and minority interest for the year ended December 31, 2005, the period January 1, 2006 to September 4, 2006, the period August 7, 2006 to December 31, 2006 and the year ended December 31, 2007 are as follows:

	Predecessor
		From January 1,	August 7, 2006
	Year Ended	2006 to	(Date of Inception)
	December 31,	September 4,	to December 31,	Year Ended December 31,
	2005	2006	2006	2007
	RMB	RMB	RMB	RMB	US$
Cayman Islands	—	—	(18,687,366)	16,057,394	2,201,272
PRC	78,653,759	208,692,782	116,957,605	578,565,130	79,314,169
Other foreign countries	—	—	—	(63,161)	(8,659)

Total earnings before income taxes and minority interest	78,653,759	208,692,782	98,270,239	594,559,363	81,506,782

Income tax expense in the consolidated statements of income consists of the following:

	Predecessor
		From January 1,	August 7, 2006
	Year Ended	2006 to	(Date of Inception)
	December 31,	September 4,	to December 31,	Year Ended December 31,
	2005	2006	2006	2007
	RMB	RMB	RMB	RMB	US$
Current tax expense	15,198,551	23,779,256	21,608,383	—	—
Deferred tax expense (benefit)	(2,462,933)	(1,233,274)	1,359,703	12,927,735	1,772,234

Total income tax expense	12,735,618	22,545,982	22,968,086	12,927,735	1,772,234

All income tax expense is incurred in the PRC for all periods presented.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

The actual income tax expense reported on the consolidated statements of income differs from the amounts computed by applying the PRC income tax rate of 33% to earnings before income taxes and minority interest as a result of the following:

	Predecessor
		From
		January 1,	August 7, 2006
	Year Ended	2006 to	(Date of Inception)
	December 31,	September 30,	to December 31,	Year Ended December 31,
	2005	2006	2006	2007
	RMB	RMB	RMB	RMB	US$
Computed “expected” tax expense	25,955,740	68,868,618	32,429,178	196,204,590	26,897,238
Tax rate differential, preferential rate	(14,175,779)	(37,602,467)	(17,546,037)	(91,976,826)	(12,608,892)
Tax rate change	—	—	4,041,707	17,552,724	2,406,263
Foreign tax rate differential	—	—	5,762,679	8,163,200	1,119,074
Equipment acquisition tax credit	—	(10,645,920)	—	—	—
Tax holiday	—	—	—	(114,852,807)	(15,744,908)
Research and development tax credit	(298,831)	(274,892)	(1,788,378)	(2,894,919)	(396,858)
Non-deductible expenses:
Salaries and benefits in excess of allowable limits	800,322	1,596,111	—	—	—
Interest	112,117	448,737	33,936	42,377	5,809
Other	342,049	155,795	35,001	689,396	94,508

Actual income tax expense	12,735,618	22,545,982	22,968,086	12,927,735	1,772,234

The tax holiday had the effect of increasing net income by RMB 80,523,303 (US$11,038,755) and increasing net income attributable to ordinary shareholders on a basic per share basis by RMB 0.84 (US$0.12) and on a dilutive per share basis by RMB 0.81 (US$0.11) for the year ended December 31, 2007. Prior to the year ended December 31, 2007, there was no tax holiday in place.

The PRC standard statutory rate of 33% has been used since substantially all of the Company’s operations and taxable income are generated in PRC.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

The principal components of the deferred income tax assets and deferred income tax liabilities are as follows:

	December 31,
	2006	December 31, 2007
	RMB	RMB	US$

Current Deferred Income Tax Assets:
Accrued warranty	3,589,705	15,101,193	2,070,188

Total current deferred tax assets	3,589,705	15,101,193	2,070,188

Non-current Deferred Income Tax Liabilities:
Property, plant and equipment	(307,679)	(3,875,228)	(531,247)
Intangible assets	(15,598,383)	(52,323,830)	(7,172,954)
Land use rights	(90,783)	(321,097)	(44,018)

Total non-current deferred tax liabilities	(15,996,845)	(56,520,155)	(7,748,219)

In assessing the reliability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or utilized, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Therefore, no valuation allowance has been provided against deferred income tax assets as of December 31, 2006 and December 31, 2007. The amount of the deferred income tax asset considered realizable, however, could be reduced if estimates of future taxable income during the carry forward period are reduced.

The Company did not have any unrecognized tax benefits for the period presented, and it does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. As of December 31, 2007, the Company has no material unrecognized tax benefit which would favorably affect the effective income tax rate in future periods.

(13)	Share-Based Compensation

On December 28, 2006, the Company adopted the 2006 Stock Incentive Plan (the “Plan”). The Plan provides for both the granting of stock options and other stock-based awards such as restricted shares to key employees, directors and consultants of the Company. The Board of Directors and shareholders authorized and reserved for the issuance of up to 3,394,054 ordinary shares under the Plan. Among these shares, 2,715,243 shares may be issued for the purpose of granting awards of restricted shares and up to 678,811 shares may be issued for the purpose of granting options. Stock options granted become exercisable over four years. The Company expects to issue new shares of common stock upon exercise of stock options. In April and May 2007, the Company’s board of directors and shareholders approved an amendment to the Company’s 2006 Stock Incentive Plan to increase the number of ordinary shares that the Company is authorized to issue under the 2006 Stock Incentive Plan from 3,394,054 shares to 8,240,658 shares. Among these shares, up to 2,715,243 shares may be issued for the purposes of granting awards of unvested shares and up to 5,525,415 shares may be issued for the purpose of granting stock option. The amendment did not change any other provisions of 2006 Stock Incentive Plan.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

Restricted shares

On January 19, 2007, the Company’s board of directors granted 2,576,060 unvested shares for the benefit of 68 participants, consisting of 1,576,300 unvested shares granted to eight directors and officers of Yingli Green Energy and Tianwei Yingli and 999,760 unvested shares granted to 60 other employees of the Company. The unvested shares have been placed in a trust, which is controlled and managed by the Company. The shares vest with continued employment and ratably in 20% increments over a five-year period, beginning on January 19, 2008, the first anniversary following the award grant date. The unvested shares fully vest upon termination of service resulting from death or disability of the participant that is due to work-related reasons or upon a change of control in the Company. For a period of six months after any shares are vested, the Company has the option to purchase all or part of the vested shares at the then fair market value. Any vested shares that are not repurchased by the Company during the six-month period would be distributed to the participant.

Share-based compensation expense with respect to the unvested shares was measured based on the estimated fair value of the Company’s ordinary shares at the date of grant of US$4.96 and is recognized on a straight-line basis over the five-year period. The estimated fair value of the ordinary shares on the date of the above grant was determined by management based on a contemporaneous valuation conducted by American Appraisal China Limited (“American Appraisal”), an independent valuation firm, as indicated in its valuation report dated March 30, 2007, and with reference to the issuance price of the Series B Preferred Shares since there was no existence of a public or active market of the Company’s ordinary shares and the Series B Preferred Shares convert to ordinary shares on a one to one basis. Further, the estimated per ordinary share fair value of US$4.96 approximated the issuance price of the Series B Preferred Shares of US$4.835 issued in December 2006 and January 2007, which was negotiated and agreed between the Company and a group of third party investors on an arm’s length basis.

In April, 2007, the Board of Directors of the Company approved the granting of 30,000 and 15,000 non-vested shares to one executive and one third-party consultant, respectively. Share-based compensation expense with respect to the unvested shares granted to the employee was measured based on the estimated stock issuance price of the Company’s IPO of US$11 at the date of grant and is recognized on a straight-line basis over the five-year period. The Company granted unvested shares to the consultant in exchange for certain services to be provided. The Company accounts for equity instrument issued to non-employee vendors in accordance with the provisions of EITF Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” under the fair value method. The measurement date of the fair value of the equity instrument issued is the date on which the consultant’s performance is completed. Prior to the measurement date, the equity instruments are measured at their then-current fair values at each of the reporting dates. Share-based expense recognized over the service period is adjusted to reflect changes in the fair value of the Company’s ordinary shares between the reporting periods up to the measurement date.

A summary of the non-vested restricted share activity for the year ended December 31, 2007 is as follows:

	Number of	Grant Date Weighted
	Non-vested Shares	Average Fair Value

Outstanding as of December 31, 2006	—		—
Granted	2,621,060	US$	5.22

Outstanding as of December 31, 2007	2,621,060	US$	5.22

Exercisable as of December 31, 2007	—		—

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

Stock options

On December 28, 2006, the Board of Directors granted options to purchase an aggregate of 610,929 ordinary shares to four executive officers at an exercise price of US$2.10 per share with a contractual term of ten years and vesting period of four years.

During the year ended December 31, 2007, stock options to purchase an aggregate of 815,700 ordinary shares were granted to the Company’s executives and employees at exercise prices ranging from US$11.00 to US$28.30 per share with a vesting period of 3 to 5 years.

The Company accounts for stock options in accordance with SFAS No. 123R, “Share-Based Payment”, by recognizing compensation cost based on the grant-date fair value over the period during which an employee is required to provide service in exchange for the award. The amount of compensation cost recognized for share options was US$7,826 (RMB 61,667) and US$1,097,510 (RMB 8,313,655) for the period August 7, 2006 (date of inception) to December 31, 2006 and the year ended December 31, 2007, respectively, of which nil and US$128,333 (RMB 964,517) was recorded as selling expenses, and US$7,826 and US$969,177 (RMB 7,349,138) was recorded as general and administrative expenses, respectively. No income tax benefit was recognized in the income statement for these share options as such compensation expenses are not deductible for PRC tax purposes.

The option fair value of US$3.81 (RMB 29.77) per share or an aggregate of RMB 18,200,902 (US$2,536,246) on December 28, 2006, the date of grant, and the weighted average option fair value of US$10.78 (RMB 78.62) per share or an aggregate of RMB 112,161,470 (US$15,375,959) on the date of grant during the year ended December 31, 2007 were determined based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	August 7, 2006
	(Date of Inception)	For the Year Ended
	to December 31, 2006	December 31, 2007

Expected volatility	70%	65%
Expected dividends yield	0%	0%
Expected term	6.3 years	6.23 years
Risk-free interest rate (per annum)	5.13%	4.70%
Estimated fair value of underlying ordinary shares (per share)	US$4.74	US$24.57

The weighted average expected volatility was based on the average volatility of several listed comparable companies in the solar product manufactory industry. Since the Company did not have a sufficient trading history at the time the options was issued, the Company estimated the potential volatility of its ordinary share price by referring to the latest six year average volatility of these comparable companies because management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares.

The estimated fair value of the underlying ordinary shares of the option granted on December 28, 2006 was determined by management based on a contemporaneous valuation performed by American Appraisal China Limited (“American Appraisal”), an unrelated and independent valuation firm, as indicated in its valuation report, dated March 30, 2007.

No options were granted during the year ended December 31, 2005 and the period January 1, 2006 to September 4, 2006.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

A summary of stock options activity for the period August 7, 2006 (date of inception) to December 31, 2006 and the year ended December 31, 2007 is as follows:

	Number of	Weighted		Weighted Average
	Stock	Average		Remaining	Aggregate Intrinsic
	Options	Exercise Price		Contractual Term	Value

Outstanding as of August 7, 2006	—		—
Granted on December 28, 2006	610,929	US$	2.10
Exercised	—		—
Forfeited or expired	—		—
Outstanding as of December 31, 2006	610,929	US$	2.10

Granted	815,700	US$	23.65
Exercised	—		—
Forfeited or expired	—		—

Outstanding as of December 31, 2007	1,426,629	US$	14.42	9.44 years	US$	34,634,855

Exercisable as of December 31, 2007	152,732	US$	2.10	9 years	US$	5,590,000

As of December 31, 2007, US$25,406,133 of unrecognized compensation expense related to stock options and unvested shares are expected to be recognized over a weighted average period of approximately 4 years.

(14)	Redeemable Convertible Preferred Shares

On September 28, 2006, the Company issued 8,081,081 Series A Redeemable Convertible Preferred Shares (“Series A Preferred Shares”) to Inspiration Partner Limited for an aggregate purchase price of US$17,010,000 (RMB 134,526,987) or US$2.10 per Series A Preferred Share. In conjunction with the issuance of the Series A Preferred Shares, the Company issued TB Management Ltd., an affiliate of Inspiration Partner Limited a warrant to purchase 678,811 of ordinary shares at an exercise price of US$2.10 per share (“Series A Warrant”). The Series A Warrant was exercisable at anytime prior to the Company’s initial public offering. On May 23, 2007, the Series A Preferred Shares Warrant was exercised at the exercise price of US$2.10 per ordinary share and the Company issued 678,811 ordinary shares and received aggregate proceeds of US$1,425,503. On June 13, 2007, upon completion of the IPO, 8,081,081 Series A Preferred Shares were converted into 8,081,081 ordinary shares.

The Series A Warrant and Series A Preferred Shares were recorded at their relative fair value of US$211,341 (RMB 1,671,432) and US$16,798,659 (RMB 132,855,555), respectively, in aggregate or US$0.31 (RMB 2.43) and US$2.08 (RMB 16.23), respectively, on a per share basis. The relative fair value of the Series A Warrant was recorded as a discount to the issuance price of the Series A Preferred Shares and a corresponding increase to additional paid-in capital. The Company determined that there was no embedded beneficial conversion feature attributable to the Series A Preferred Shares at the commitment date, since US$2.08, the effective conversion price of each of the Series A Preferred Shares, was greater than US$2.04, the fair value of each of the Company’s ordinary shares. The estimated fair value of the underlying Series A preferred shares at the commitment date was determined by management based on a retrospective valuation also performed by American Appraisal, as indicated in its valuation report, dated March 30, 2007, supplemented by the forecasted profitability and cash flows of the Company’s business. The fair value of the Series A Warrant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield of 0%, expected volatility rate of 58%, risk-free interest rate of 5.04%, exercise price of US$2.10, and an expected term of 0.59 years. The

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

estimated fair values of the underlying ordinary shares at the commitment date was determined by management based on a retrospective valuation also performed by American Appraisal, as indicated in its valuation report, dated March 30, 2007, supplemented by the forecasted profitability and cash flows of the Company’s business.

The Series A Preferred Shares were redeemable for cash at the option of the majority of the holders at any time after September 28, 2009, at a redemption price of US$22,133,600 equal to the Series A Preferred Shares issuance price plus 12% per annum. Consequently, the Series A Preferred Shares were classified outside of permanent equity of the Company. The accretion from Series A Preferred Share’s initial carrying value to the Series A Preferred Shares’ redemption value was reflected as a reduction to earnings to arrive at net income applicable to ordinary shareholder in the accompanying consolidated statements of income and amounted to US$475,932 (RMB 3,750,249) and US$830,237 (RMB 6,414,322) for the period August 7, 2006 to December 31, 2006 and the year ended December 31, 2007, respectively.

On December 13, 2006, the Company entered into an agreement to issue 24,405,377 Series B Redeemable Convertible Preferred Shares (“Series B Preferred Shares”) to Baytree Investments (Mauritius) Pte Ltd., an affiliate of Temasek Holdings (Private) Limited, and 13 other investors for an aggregate purchase price of US$118,000,000 (RMB 922,736,400) or US$4.835 per Series B Preferred Share. As of December 31, 2006, the Company issued 23,474,664 shares of Series B preferred shares for an aggregate purchase price of US$113,500,000 (RMB 887,547,300). Of the US$113,500,000, US$20,000,000 was received prior to the issuance date as advance payments.

In conjunction with the issuance of Series B Preferred Shares, the Company issued warrants to purchase 2,112,057 of ordinary shares at an exercise price of US$0.01 per share (“Series B Warrant”) to investors who did not make advance payments. The Series B Warrant was exercisable at any time after April 30, 2007 or such later date on which the Series B Preferred shareholders agree and prior to the earlier of (a) the closing of the Company’s qualified initial public offering or (b) the conversion of the full amount of the principal of RMB 612,856,640 (US$78.4 million) and accrued interest of a shareholder loan that Yingli Green Energy provided to Tianwei into Tianwei Yingli’s registered capital (the “Shareholder Loan”). The Series B Warrant was not transferable and was subject to certain cancellation and return features. Upon the conversion of the Shareholder Loan any unexercised Series B Warrants would be automatically cancelled and the Series B preferred shareholders would be obligated to return any shares issued under the exercise of the warrants. If the Series B preferred shareholders have sold their ordinary shares issued under the exercise of the warrants, then the Series B preferred shareholders will pay the Company an amount to be mutually determined between the Company and such Series B preferred shareholders.

For Series B Preferred Shares that were issued with warrants, the Series B Warrant and Series B Preferred Shares were recorded at their relative fair value of US$850,482 (RMB 6,650,603) and US$92,649,512 (RMB 724,500,650), respectively, in aggregate or US$0.42 (RMB 3.30) and US$4.79 (RMB 37.46), respectively, on a per share basis.

In January 2007, the Company issued an additional 930,714 Series B Preferred Shares to two investors for an aggregate purchase price of US$4,500,000 (RMB 34,803,900). In connection with the issuance of Series B Preferred Shares in January 2007, the Company issued 105,603 additional Series B Warrants. The Series B Warrant and Series B Preferred Shares were recorded at their relative fair value of US$44,353 (RMB 343,035) and US$4,455,647 (RMB 34,460,865), respectively, in aggregate or US$0.42 (RMB 3.25) and US$4.79 (RMB 37.05), respectively, on a per share basis.

The estimated fair values of the Series B Preferred Shares issued in December 2006 and January 2007 was determined by management based on a contemporaneous valuation performed by American Appraisal, as indicated

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

in its valuation report, dated March 30, 2007, supplemented by the forecasted profitability and cash flows of the Company’s business. The fair value of the Series B Warrant was estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions: expected dividend yield of 0%, expected volatility rate of 47%, risk-free interest rate of 5.05% and expected term of 0.3 years. The resulting amount was then discounted by 90% to take into account management’s estimation and probability of the warrants not being exercised since the warrants are automatically cancelled upon the conversion of the Shareholder Loan into Tianwei Yingli’s registered capital. The relative fair value of the Series B Warrant was recorded as a discount to the issuance price of the Series B Preferred Share and a corresponding increase to additional paid-in capital. The Company has determined that there was no embedded beneficial conversion feature attributable to the Series B Preferred Shares that were issued with warrants at the commitment date, since US$4.79, the effective conversion price of the Series B Preferred Shares, was greater than US$4.74, the fair value of the Company’s ordinary shares. The estimated fair value of the underlying ordinary shares at the commitment date was determined by management based on a contemporaneous valuation performed by American Appraisal, as indicated in its valuation report dated March 30, 2007, supplemented by the forecasted profitability and cash flows of the Company’s business.

Further, management has determined that there was no embedded beneficial conversion feature attributable to the Series B Preferred Shares that were issued without warrants at the commitment date, since US$4.835, the initial conversion price of the Series B Preferred Shares, was greater than US$4.74, the fair value of the Company’s ordinary shares.

In March 2007, the Company issued additional warrants to purchase 688,090 of the Company’s ordinary shares at a per share price of US$0.01 (“the Additional Series B Warrants”) to Series B preferred shareholders (other than the three investors who had made advance payments) as consideration for terminating the escrow arrangement with respect to the proceeds received from the issuance and sale of the Series B Preferred Shares. The termination of the escrow arrangement removed the restriction placed on proceeds of US$19.6 million that were received from the issuance and sale of Series B Preferred Shares in December 2006 and January 2007. The terms of the Additional Series B Warrants are identical to the terms of the warrants that were previously issued in connection with the issuances of the Series B Preferred Shares described above.

As the issuance of the Additional Series B Warrants was related and tied to the Series B Shares issuances and not issued in a separate stand-alone transaction, the estimated fair value of the warrants of US$756,213 (RMB 5,848,702) was recorded as a reduction to the carrying value of Series B Preferred Share with a corresponding increase to additional paid-in capital. The estimated fair value of the Additional Series B Warrant was estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions: expected dividend yield of 0%, expected volatility rate of 56%, risk-free interest rate of 5.06% and expected term of 0.16 years. The resulting amount was then discounted by 90% to take into account management’s estimation and probability of the warrants not being exercised since the warrants are automatically cancelled upon the conversion of the Shareholder Loan into Tianwei Yingli’s registered capital.

The Series B Preferred Shares are redeemable for cash at the option of the majority of the holders at any time after September 28, 2009, at a redemption price of US$160,480,000 equal to the Series B Preferred Shares issuance price plus 12% per annum. Consequently, the Series B Preferred Shares are classified outside of permanent equity of the Company. The accretion from Series B Preferred Share’s initial carrying value to the Series B Preferred Shares’ redemption value is reflected as a reduction to earnings to arrive at net income applicable to ordinary shareholder in the accompanying consolidated statement of income and amounted to US$408,469 (RMB 3,218,654) and US$6,049,438 (RMB 46,736,654) for the period August 7, 2006 to December 31, 2006 and the year ended December 31, 2007, respectively.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

On June 25, 2007, the shareholder loan that Yingli Green Energy provided to Tianwei was converted into Tianwei Yingli’s registered capital, and as a result all warrants issued in conjunction with the Series B Preferred Shares were cancelled. Further, on June 13, 2007, upon completion of the IPO, 24,405,377 Series B Preferred Shares were converted into 24,405,377 ordinary shares.

(15)  Earnings per share

Basic and diluted earnings per share

Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS No. 128 and EITF No. 03-06 for the period August 7, 2006 to December 31, 2006, and the year ended December 31, 2007 as follows:

	August 7, 2006
	(Date of Inception) to	Year Ended December 31,
	December 31, 2006	2007
	RMB	RMB	US$

Numerator:
Net income available to ordinary shares	30,016,682	389,019,986	53,329,859
Accretion to Series A and B preferred shares redemption value	(6,968,903)	(53,150,976)	(7,286,346)
Earnings allocated to participating preferred shareholders	(2,478,968)	(43,722,137)	(5,993,768)
Numerator for basic earnings per share	20,568,811	292,146,873	40,049,745
Effect of dilutive securities	—	—	—
Numerator for diluted earnings per share	20,568,811	292,146,873	40,049,745
Denominator:
Denominator for basic earnings per share — Weighted-average ordinary shares outstanding	56,510,959	97,444,766	97,444,766
Series A Preferred Share Warrant	243,416	191,544	191,544
Series B Preferred Share Warrant	151,503	1,087,818	1,087,818
Stock options	—	439,870	439,870
Restricted shares	—	1,859,069	1,859,069
Denominator for diluted earning per share	56,905,878	101,023,067	101,023,067
Basic earnings per share	0.36	3.00	0.41
Diluted earnings per share	0.36	2.89	0.40

Net income, after deducting accretion to holders of preferred shareholders, has been allocated to the ordinary share and preferred shares based on their respective rights to share in dividends.

The computation of diluted income per share for the period August 7, 2006 (date of inception) to December 31, 2006 and the year ended December 31, 2007, did not assume conversion of the Series A and B preferred shares upon completion of the IPO because, when applying the if-converted method, the effect of the ordinary shares issuable upon conversion of Series A and B preferred shares, including the maximum number of 32,486,458 shares issuable under the conversion terms of the Series A and B preferred shares agreement, was anti-dilutive. The conversion of

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

the Series A and B preferred shares was anti-dilutive because the amount of the accretion to the Series A and B preferred shares redemption value for the period per ordinary share obtainable upon conversion on a weighted average outstanding basis exceeded basic income per share.

For the period August 7, 2006 (date of inception) to December 31, 2006, potential dilutive securities also consisted of 5,458,768 ordinary shares issuable upon conversion of Mandatory Convertible Bonds payable to Yingli Power, 610,929 shares issuable upon the exercise of employee stock options and 2,068,252 ordinary shares issuable upon the exercise of warrants to purchase the Company’s shares. The conversion of the Mandatory Convertible Bonds payable to Yingli Power was anti-dilutive because the amount of interest expense attributable to the Mandatory Convertible Bonds payable to Yingli Power for the period per ordinary share obtainable upon conversion on a weighted average outstanding basis exceeded basic earnings per share. The employee stock options and the warrant issued to China Sunshine Investment Co., Ltd to purchase the Company’s ordinary shares were anti-dilutive because the number of shares which could be acquired under the treasury stock method exceeded the number of shares required to be issued upon exercise of the employee stock options and the warrant

For the year ended December 31, 2007, potential dilutive securities also consisted of 5,340,088 ordinary shares issuable upon conversion of Mandatory Convertible Bonds, 700,700 shares issuable upon the exercise of employee stock options, 15,000 shares issuable upon the exercise of restricted shares, 2,068,252 ordinary shares issuable upon the exercise of warrants to purchase the Company’s shares prior to the actual exercise on May 23, 2007 and 3,974,659 ordinary shares issuable upon conversion of Convertible Senior Notes The conversion of the Mandatory Convertible Bonds was anti-dilutive because the amount of interest expense attributable to the Mandatory Convertible Bonds for the year ended December 31, 2007 per ordinary share obtainable upon conversion on a weighted average outstanding basis exceeded basic income per share. Employee stock options, restricted shares and the warrants to purchase the Company’s ordinary shares were anti-dilutive when the number of shares which could be acquired under the treasury stock method exceeded the number of shares required to be issued upon exercise of the employee stock options and the warrants. The conversion of Convertible Senior Notes was anti-dilutive because the amount of accrued interest attributable to the Convertible Senior Notes for the year ended December 31, 2007 per ordinary share obtainable upon conversion on a weighted average outstanding basis exceeded basic income per share.

Tianwei Yingli is not a share-based company and had no share for the periods presented, and therefore, no earnings per share for Tianwei Yingli has been presented.

Tianwei Baobian’s subscription rights to subscribe for newly issued ordinary shares of the Company in exchange for all but not part of Tianwei Baobian’s equity interest in Tianwei Yingli did not have an effect on earnings per share as these rights are contingent on the fulfillment of certain conditions in the future.

(16)  Related-Party Transactions

(a) Accounts receivable from a related party:

	December 31,
	2006	December 31, 2007
	RMB	RMB	US$

Accounts receivable due from Tibetan Yingli	—	4,023,685	551,598

As of December 31, 2007, the Company had accounts receivable amounted to RMB 4,023,685 (US$551,598) due from its affiliate, Tibetan Yingli. During the year ended December 31, 2007, the Company sold PV modules to Tibetan Yingli amounting to RMB 4,023,685 (US$551,598).

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

(b) Amounts due from related parties:

	December 31,
	2006	December 31, 2007
	RMB	RMB	US$

Prepayments for material purchases	4,857,752	373,876,497	51,253,872
Other	8,300,000	4,248,841	582,464

Total amounts due from related parties	13,157,752	378,125,338	51,836,336

Prepayments for material purchases

The Company made non-interest bearing and refundable prepayments of RMB 15,000,000, RMB 6,576,349, RMB 5,062,759 and RMB 1,022,781,715 (US$140,210,802) to related parties of the Company (consisting of Yingli Group, the subsidiaries of Yingli Group and entities whose shareholder or director is a member of the Company’s senior management), for purchases of raw materials during the year ended December 31, 2005, the period January 1, 2006 to September 4, 2006, the period August 7, 2006 to December 31, 2006 and the year ended December 31, 2007, respectively. The purchases were at fixed prices, except for the purchases of polysilicon with a related party, with prices which in certain cases are subject to adjustment based on the prevailing market price at purchase date. The outstanding balance was reduced by purchases of raw materials of nil, RMB 3,029,392, RMB 3,751,964 and RMB 189,894,270 (US$26,032,171) during the year ended December 31, 2005, the period January 1, 2006 to September 4, 2006, the period August 7, 2006 to December 31, 2006 and the year ended December 31, 2007, respectively. Further, purchases related to RMB 15,000,000 and RMB 463,868,700 (US$63,590,697) corresponding to prepayments made in 2005 and 2007, respectively, did not occur and therefore the prepayments were refunded to the Company during the period January 1, 2006 to September 4, 2006 and the year ended December 31, 2007, respectively.

The prepayments to related parties for material purchases have been classified as current because the amount as of each balance sheet date is expected to be utilized within the following 12 months.

Other

During the period January 1, 2006 to September 4, 2006 and period August 7, 2006 to December 31, 2006, the Company made payments to Tianwei Group of RMB 8,300,000 and RMB 8,240,000. The payments were made as deposits for Tianwei Baobian to secure letter of credit issued to certain overseas equipment suppliers and is to be reclassified to “construction in progress” when Tianwei Group pays the amount to the equipment suppliers on the Company’s behalf. During the period August 7, 2006 to December 31, 2006, the Company’s deposits were reduced by RMB 8,240,000 when Tianwei Group paid the amount to the equipment suppliers on the Company’s behalf. The outstanding balances was further reduced to nil during the year ended December 31, 2007 when Tianwei Group paid additional amounts to the equipment suppliers on the Company’s behalf.

During the year ended December 31, 2007, the Company made loans amounting to RMB 2,028,841 (US$278,129) to a company in which 51% and 49% of its equity interest are owned by Tianwei Group, the parent company of Tianwei Baobian, and Yingli Group, respectively. The loan was made to support the operation of the related party company. The amount was unsecured, interest free, and had no definite terms of repayment.

On August 17, 2007, the Company made a deposit of the purchase price of RMB 21,600,000 (US$2,961,094) to Yingli Group for the purchase of office premises on behalf of the Company. This deposit was reduced by

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

RMB 19,380,000 (US$2,656,759) when Yingli Group completed the purchase and passed the property ownership to the Company. The Company expects to receive the remaining balance of RMB 2,220,000 in 2008.

(c) Capital Subscription Receivable

As of December 31, 2005, Yingli Group owed Tianwei Yingli RMB 5,000,000 for subscribed capital. This subscription receivable was settled on August 14, 2006, through a profit appropriation (dividend) which Yingli Group contributed to Tianwei Yingli.

(d) Amounts due to related parties

	December 31,
	2006	December 31, 2007
	RMB	RMB	US$

Borrowings from related parties	(31,849,352)	—	—
Payables to related parties	(1,991,793)	(6,097,376)	(835,875)

Total amounts due to related parties	(33,841,145)	(6,097,376)	(835,875)

Borrowings from related parties

As of December 31, 2006, the Company had a loan of RMB 322,449 from Yingli Group. During the year ended December 31, 2007, the Company borrowed an additional RMB 38,908,000 (US$5,333,809) from Yingli Group to support its cash flow needs and repaid RMB 39,230,449 (US$5,378,012) during the year ended December 31, 2007. The loans from Yingli Group were interest free and had no specific due dates.

During the year ended December 31, 2006, the Company borrowed RMB 20,000,000 from a company in which 51% and 49% of its equity interest are owned by Tianwei Group, the parent company of Tianwei Baobian, and Yingli Group, respectively. The Company repaid RMB 1,620,697 in 2006 and the remaining RMB 18,379,303 (US$2,519,577) in 2007. During the year ended December 31, 2007, the Company also borrowed and repaid an additional loan of RMB 25,020,697 from this related party company. All loans with this related party company were interest free and had no specific repayment dates.

The Company received an interest free loan from a member of management of RMB 100,000 prior to 2002. The Company repaid the amount during the year ended December 31, 2007.

As of December 31, 2006, the Company had another interest free loan with no specific repayment terms of RMB 13,047,600 borrowed from members of management. The Company fully repaid the loan during the year ended December 31, 2007.

The Company’s interest free borrowings from related parties had no specific due dates and were issued solely for cash. No other rights or privileges were exchanged and therefore no interest has been imputed.

Payables to related parties

During the year ended December 31, 2005, the period January 1, 2006 to September 4, 2006, the period August 7, 2006 to December 31, 2006 and the year ended December 31, 2007, the Company received advance payments for the sale of raw material inventory of RMB 3,643,645, nil, nil and RMB 2,005,273 (US$274,898), respectively, from a company that has an equity shareholder who is a member of the Company’s senior

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

management. The advance payment was reduced by sales to the related party of RMB 1,993,645, RMB 500,000, nil and RMB 3,155,273 (US$432,549) during the year ended December 31, 2005, the period January 1, 2006 to September 4, 2006, the period August 7, 2006 to December 31, 2006 and the year ended December 31, 2007, respectively.

During the period August 7, 2006 to December 31, 2006 and the year ended December 31, 2007, the Company purchased raw material of RMB 2,341,793 and RMB 9,958,904, respectively, from a subsidiary company of Tianwei Group. The Company paid RMB 1,500,000 and RMB 8,574,291 (US$1,175,430) during the period August 7, 2006 to December 31, 2006 and the year ended December 31, 2007, respectively.

Payables to related party as of December 31, 2007 include RMB 3,637,977 (US$498,722) due to an affiliate of the Company. The Company purchased RMB 8,425,767 (US$1,155,069) and paid RMB 4,787,790 (US$656,347) for purchase of raw materials, during the year ended December 31, 2007.

Payables to related parties as of December 31, 2007 also include an amount of RMB 232,993 (US$31,940) due to a subsidiary company of Yingli Group. The Company purchased RMB 232,993 (US$31,940) and paid nil for purchase of office supplies, during the year ended December 31, 2007.

(e) Dividend payable

On August 9, 2006, Tianwei Yingli declared dividends of RMB 21,706,000 to Tianwei Baobian. Tianwei Baobian reinvested RMB 10,750,000 of this dividend in the form of a paid in capital contribution in Tianwei Yingli. The remaining dividends payable of RMB 10,956,000 is interest free and due on demand.

(17)	Capital Commitments

As of December 31, 2007, commitments outstanding for the purchase of property, plant and equipment approximated RMB 1,985,289,482 (US$272,158,786).

As of December 31, 2007, commitments outstanding for the purchase of polysilicon approximated RMB 5,283,612,651 (US$724,318,352).

(18)	Step-up Acquisitions

(a) Goodwill

The Company accounts for its acquisitions of additional equity interests in Tianwei Yingli and Chengdu Yingli using the purchase method. This method requires that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and liabilities assumed based on a pro-rata share of their estimated fair values. The Company makes estimates and judgments in determining the fair value of the assets acquired and liabilities assumed based on independent appraisal reports as well as its experience in valuation of similar assets and liabilities. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

Goodwill arose resulting from the Company’s acquisition of minority interest in both Tianwei Yingli (as described below) and Chengdu Yingli. The following table sets forth the changes in goodwill for the period August 7, 2007 to December 31, 2006 and the year ended December 31, 2007:

RMB

Balances as of August 7, 2006 (date of inception)	—
Acquisition of additional equity interest in Tianwei Yingli	3,984,994

Balances as of December 31, 2006	3,984,994
Acquisition of additional equity interest in Tianwei Yingli	23,587,789
Acquisition of additional equity interest in Chengdu Yingli	283,431

Balances as of December 31, 2007	27,856,214

US$	3,818,745

On July 15, 2007, the Company acquired the remaining 36% equity interest in Chengdu Yingli for a cash consideration of RMB 720,000 (US$96,092). The excess of purchase consideration over the fair value of the identifiable net assets, based on additional 36% ownership interest acquired, of RMB 283,431 (US$37,827) was allocated to goodwill.

On November 20, 2006, December 18, 2006 and June 25, 2007, the Company made equity contributions of RMB 130,940,000, RMB 484,840,000 and RMB 908,600,000 into Tianwei Yingli, respectively, which increased the Company’s equity interest in Tianwei Yingli to 53.98%, 62.13% and 70.11%, accordingly. The acquisitions of the minority interest were accounted for by the Company using the purchase method of accounting.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

The following table summarizes the purchase price allocated to the fair value of the Company’s share of the net assets acquired at acquisition dates:

	November 20,	December 18,
	2006	2006	June 25, 2007
	RMB	RMB	RMB	US$

Total cash consideration	130,940,000	484,840,000	908,600,000	124,557,892
Less: Ownership interest in cash consideration	(70,681,412)	(301,231,092)	(637,019,460)	(87,327,538)

Net cash consideration	60,258,588	183,608,908	271,580,540	37,230,354

Net tangible assets acquired (excluding deferred taxes)	11,513,895	34,344,841	96,323,911	13,204,824
Deferred tax liabilities, net	(3,622,301)	(11,536,871)	(16,084,087)	(2,204,931)
Identifiable intangible assets:
Trademarks	5,044,000	10,554,310	28,018,977	3,841,057
Technical know-how	25,432,000	82,176,443	51,301,026	7,032,740
Customer relationships	7,141,000	15,485,165	23,395,445	3,207,228
Order backlog	2,268,000	9,683,048	6,623,799	908,042
Short-term supplier contracts	2,761,000	1,541,827	—	—
Long-term supplier contracts	5,736,000	41,360,145	58,413,680	8,007,798
Goodwill	3,984,994	—	23,587,789	3,233,596

Purchase price allocated	60,258,588	183,608,908	271,580,540	37,230,354

The purchase price allocation for the acquisitions is primarily based on an appraisal performed by America Appraisal, as indicated in its valuation reports, together with management’s assessment based on their experience in photovoltaic manufacturing business in the PRC.

(b) Intangible assets

As of December 31, 2006 and 2007, the Company’s intangible assets related to the Company’s acquisitions of equity interest in Tianwei Yingli and consisted of the followings:

	December 31, 2006
	Amortization	Gross Carrying	Accumulated
	Period	Amount	Amortization	Intangibles, Net
	Years	RMB	RMB	RMB

Trademark	Indefinite	15,598,310	—	15,598,310
Technical know-how	6	107,608,443	(927,492)	106,680,951
Customer relationship	6	22,626,165	(218,269)	22,407,896
Order backlog	1.5	11,951,048	(383,179)	11,567,869
Short-term supplier agreements	Less than 1 year	4,302,827	(716,344)	3,586,483
Long-term supplier agreements	3-9 beginning 2009	47,096,145	—	47,096,145

Total		209,182,938	(2,245,284)	206,937,654

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

	December 31, 2007
	Amortization	Gross Carrying	Accumulated
	Period	Amount	Amortization	Intangibles, Net
	Years	RMB	RMB	RMB	US$

Trademark	Indefinite	43,617,287	—	43,617,287	5,979,394
Technical know-how	5.5-6	158,909,469	(23,525,969)	135,383,500	18,559,414
Customer relationship	5.5-6	46,021,610	(6,116,154)	39,905,456	5,470,548
Order backlog	1-1.5	18,574,847	(11,662,437)	6,912,410	947,606
Short-term supplier agreements	less than 1 year	4,302,827	(4,302,827)	—	—
Long-term supplier agreements	3-9 beginning, 2009	105,509,825	—	105,509,825	14,464,100

Total		376,935,865	(45,607,387)	331,328,478	45,421,062

Technical know-how represents self-developed technologies, which were feasible at the acquisition date and include the design and configuration of the Company’s PV manufacturing line, manufacturing technologies and process for high efficiency silicon solar cells and provision of innovations for continuous improvement of cell efficiencies and manufacturing cost reduction. Management estimated that the economic useful life of technical know-how by taking into consideration of the remaining life cycle of the current manufacturing technologies.

Management estimated the useful life of the customer relationships based primarily on the historical experience of the Company’s customer attrition rate and management estimated sales to these customers in future years. The straight-line method of amortization has been adopted as the pattern in which the economic benefit of the customer relationship are used, cannot be reliably determined. Order backlog represents several unfulfilled sales agreements where delivery of goods is scheduled through June 2008.

The estimated fair values of short-term and long-term supply agreements were determined based on the present values of the after-tax cost savings of the Company’s short-term and long-term supply agreements. The after-tax cost savings of the Company’s short-term and long-term supply agreements were based on the difference of price of polysilicon between the agreed purchase price per the supply contracts and the forecasted spot market price at time of the forecasted inventory acquisition. The after-tax costs savings also considered the interest impact of making the pre-payments in accordance with the supply agreements payment terms. Management estimated the useful life of the short-term and long-term supply agreements based upon the contractual delivery periods specified in each agreement. The long-term supply agreements relate to four long-term polysilicon supply agreements with delivery period commencing in 2009. The intangible asset in connection with these two agreements will be amortized over the delivery period of 3 and 9 years, commencing in 2009.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

The aggregate amortization expense for intangible assets for the year ended December 31, 2007 was RMB 43,362,105 (US$5,944,411). Amortization expense as it relates to i) customer relationships and order backlog of RMB 17,177,145 (US$2,354,775) is recorded in selling expense, ii) technical know-how of RMB 22,598,477 (US$3,097,973) is recorded in general and administrative expense amortization, and iii) supplier agreements of and RMB 3,586,483 (US$491,663) is recorded in cost of revenues. As of December 31, 2007, the estimated amortization expense for the next five years is as follows:

December 31,
RMB

2008	42,199,348
2009	47,520,125
2010	47,520,125
2011	47,520,125
2012	46,374,357

231,134,080

(19)	Net Assets Purchase

On March 31, 2005, the Company acquired certain assets and assumed certain liabilities of Baoding Rectifier Co., Ltd (“Baoding Rectifier”) for cash consideration of RMB 1,000,000, which was paid in August 2006. Baoding Rectifier is located next to the Company’s main operating plant in Baoding, PRC. Since 2003, Baoding Rectifier had discontinued its operations and was no longer producing or selling products or services. The Company acquired the assets of Baoding Rectifier in order to obtain the building and land use rights held by Baoding Rectifier and use it for its manufacturing operations. The acquired assets and liabilities did not constitute a business within the meaning of EITF 98-3 “Determining Whether a Nonmonetory Transaction Involves Receipt of Productive Assets or of a Business”. Therefore, the Company did not account for the acquisition of assets and liabilities as a business combination. The assets and liabilities acquired by the Company are stated at their relative fair values, as follows:

RMB

Assets acquired:
Property, plant and equipment	3,042,347
Land use rights	6,984,391
Other assets	67,548
Deferred income tax assets	228,998

Total assets acquired	10,323,284
Liabilities assumed:
Short term borrowing	70,000
Accounts payable	171,512
Unpaid salary and welfare costs	7,626,712
Income tax payable	1,455,060

Total liabilities assumed	9,323,284

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

AND

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY

(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)

(20)	Geographic Revenue Information

The following summarizes the Company’s revenue from the following geographic areas (based on the location of the customer):

	Predecessor
		From	August 7, 2006
	Year Ended	January 1, 2006	(Date of Inception)
	December 31,	to September 4,	to December 31,	Year Ended December 31,
	2005	2006	2006	2007
	RMB	RMB	RMB	RMB	US$
Europe:
— Germany	238,983,858	602,785,544	406,889,138	889,036,642	121,875,996
— Spain	28,500,778	78,595,263	157,473,909	2,606,124,763	357,267,672
— Austria	19,971,063	—	—	—	—
— Italy	1,154,196	1,610,396	—	292,835,946	40,144,209
— Others	7,432,650	64,640,368	22,202,092	6,916,879	948,220

Subtotal — Europe	296,042,545	747,631,571	586,565,139	3,794,914,230	520,236,097
PRC (excluding HK SAR, Macau and Taiwan)	57,292,144	30,940,554	50,027,539	61,097,703	8,375,744
HK SAR	—	83,799,181	70,785,984	103,794,192	14,228,908
United States of America	6,462,421	13,502	40,563,727	36,181,559	4,960,047
Other countries	4,984,512	32,961,274	6,854,577	63,341,230	8,683,304

Total gross revenue	364,781,622	895,346,082	754,796,966	4,059,328,914	556,484,100
Sales tax and surcharge	(2,987,288)	(11,357,591)	(4,208)	(6,207)	(851)

Total net revenues	361,794,334	883,988,491	754,792,758	4,059,322,707	556,483,249

(21)	Subsequent Event

In March 2008, Yingli Green Energy made an additional equity contribution of RMB 1,750,840,000 into Tianwei Yingli and as a result increased its equity ownership to 74.01% from 70.11%.