Form 20-F
period 2008-12-31
YINGLI GREEN ENERGY HOLDING CO LTD
filed 2009-06-15
CIK 1394029

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
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
Telephone: (86 312) 8929-700
Facsimile: (86 312) 8929-800

No. 3055 Middle Fuxing Road
Baoding 071051, People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 127,447,821 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☑ Yes  ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  ☐ Yes  ☑ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☑ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☑ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☑ U.S. GAAP	☐ International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).  ☐ Yes  ☑ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.  ☐ Yes  ☐ No

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

ANNUAL REPORT ON FORM 20-F

		Page
PART I
Item 1.	Identity of Directors, Senior Management and Advisers	1
Item 2.	Offer Statistics and Expected Timetable	1
Item 3.	Key Information	1
Item 4.	Information on the Company	37
Item 4A.	Unresolved Staff Comments	65
Item 5.	Operating and Financial Review and Prospects	65
Item 6.	Directors, Senior Management and Employees	105
Item 7.	Major Shareholders and Related Party Transactions	120
Item 8.	Financial Information	129
Item 9.	The Offer and Listing	130
Item 10.	Additional Information	131
Item 11.	Quantitative and Qualitative Disclosures About Market Risk	136
Item 12.	Description of Securities Other than Equity Securities	138

PART II
Item 13.	Defaults, Dividend Arrearages and Delinquencies	138
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	138
Item 15.	Controls and Procedures	139
Item 16A.	Audit Committee Financial Expert	140
Item 16B.	Code of Ethics	140
Item 16C.	Principal Accountant Fees and Services	141
Item 16D.	Exemptions from the Listing Standards for Audit Committees	141
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	141
Item 16F.	Change in Registrant’s Certifying Accountant	141
Item 16G.	Corporate Governance	141

PART III
Item 17.	Financial Statements	142
Item 18.	Financial Statements	142
Item 19.	Exhibits	142
EX-2.23
EX-4.6
EX-4.7
EX-4.8
EX-4.9
EX-4.10
EX-4.11
EX-4.12
EX-4.13
EX-4.14
EX-4.15
EX-4.16
EX-4.17
EX-4.18
EX-4.19
EX-4.20
EX-4.21
EX-4.23
EX-4.24
EX-4.35
EX-8.1
EX-12.1
EX-12.2
EX-13.1
EX-13.2
EX-15.1

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report to:

•	“€” and “Euro” are to the legal currency of the member states of the European Union that adopted such currency as their single currency in accordance with the Treaty Establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7, 1992);

•	“US$” and “U.S. dollars” are to the legal currency of the United States;

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to the American depositary shares, each representing one ordinary share, par value US$0.01 per share, of our company;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“convertible senior notes” are to our zero coupon convertible senior notes due 2012;

•	“RMB” and “Renminbi” are to the legal currency of the PRC;

•	“shares” and “ordinary shares” are to our ordinary shares, par value US$0.01 per share; and

•	“we,” “us” “our” and “our company” refer to Yingli Green Energy Holding Company Limited, a company incorporated in the Cayman Islands, all direct and indirect consolidated subsidiaries of Yingli Green Energy Holding Company Limited, and our predecessor, Tianwei Yingli, and its consolidated subsidiary, unless the context otherwise requires or as otherwise indicates;

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following tables present the selected consolidated financial information of us and our predecessor, Tianwei Yingli. You should read this information together with the consolidated financial statements and related notes and information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The historical results are not necessarily indicative of results to be expected in any future periods.

Yingli Green Energy was incorporated on August 7, 2006. For the period from August 7, 2006 (date of inception) through September 4, 2006, Yingli Green Energy did not engage in any business or operations. On September 5, 2006, Baoding Yingli Group Co., Ltd., or Yingli Group, an entity controlled by Mr. Liansheng Miao, our chairperson and chief executive officer, who also controls our controlling shareholder, Yingli Power, transferred its 51% equity interest in Tianwei Yingli to Yingli Green Energy. As Yingli Group and we were entities under common control at the time of the transfer, the 51% equity interest in Tianwei Yingli were recorded by us at the historical cost to Yingli Group, which approximated the historical carrying values of the assets and liabilities of Tianwei Yingli. For financial statements reporting purposes, Tianwei Yingli is deemed to be our predecessor for periods prior to September 5, 2006.

The selected consolidated income statement data and other consolidated financial data for the period from January 1, 2006 through September 4, 2006 have been derived from the audited consolidated financial statements of our predecessor, Tianwei Yingli, included elsewhere in this annual report. The selected consolidated income statement data (other than per ADS data) and other consolidated financial data for the period from August 7, 2006 (date of inception) through December 31, 2006 and for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The consolidated financial statements of each of Yingli Green Energy and Tianwei Yingli have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

The selected consolidated income statement data and other consolidated financial data for the years ended December 31, 2004 and 2005 and the selected consolidated balance sheet data as of December 31, 2004 and 2005 have been derived from Tianwei Yingli’s audited consolidated financial statements not included in this annual report. The selected consolidated balance sheet data as of December 31, 2006 have been derived from our audited consolidated financial statements not included in the annual report.

	Predecessor			Yingli Green Energy
			For the	For the
			Period from	Period from
			January 1,	August 7,
	For the Year Ended		2006 through	2006 through
	December 31,		September 4,	December 31,	For the Year Ended December 31,
	2004	2005	2006	2006	2007	2008
				(In thousands, except per share and per ADS data)
	(In thousands of RMB)			RMB	RMB	RMB	US$
Consolidated Income Statement Data
Net revenues	120,483	361,794	883,988	754,793	4,059,323	7,553,015	1,107,074
Gross profit	25,180	108,190	272,352	179,946	956,840	1,629,609	238,858
Income from operations	13,744	83,675	234,631	132,288	679,543	1,153,300	169,044
Interest expense	(6,411)	(5,278)	(22,441)	(25,789)	(64,834)	(149,193)	(21,868)
Foreign currency exchange losses, net	(0.6)	(1,812)	(3,406)	(4,693)	(32,662)	(66,286)	(9,716)
Gain (loss) on debt extinguishment	—	2,165	—	(3,908)	—	—	—
Income tax benefit (expense)(1)	(1,221)	(12,736)	(22,546)	(22,968)	(12,928)	5,588	819
Minority interests(1)	76	36	76	(45,285)	(192,612)	(293,300)	(42,990)
Net income(1)(2)	6,089	65,954	186,223	30,017	389,020	666,764	97,730
Net income applicable to ordinary shareholders(1)				23,048	335,869	666,764	97,730
Basic earnings per share applicable to ordinary shareholders(1)(2)(3)				0.36	3.00	5.23	0.77
Diluted earnings per share(1)(2)(3)				0.36	2.89	5.15	0.75
Basic earnings per ADS(1)(2)(3)				0.36	3.00	5.23	0.77
Diluted earnings per ADS(1)(2)(3)				0.36	2.89	5.15	0.75

	Predecessor			Yingli Green Energy
			For the Period
			from	For the Period
			January 1,	from August 7,
	For the Year Ended		2006 through	2006 through	For the Year
	December 31,		September 4,	December 31,	Ended December 31,
	2004	2005	2006	2006	2007	2008
	(In percentages)

Other Consolidated Financial Data
Gross profit margin(4)	20.9%	29.9%	30.8%	23.8%	23.6%	21.6%
Operating profit margin(4)	11.4%	23.1%	26.5%	17.5%	16.7%	15.3%
Net profit margin(1)(4)	5.1%	18.2%	21.1%	4.0%	9.6%	8.8%

	Predecessor		Yingli Green Energy
	As of December 31,		As of December 31,
	2004	2005	2006	2007	2008
	(In thousands		(In thousands	(In thousands	(In thousands	(In thousands
	of RMB)		of RMB)	of RMB)	of RMB)	of US$)
Consolidated Balance Sheets Data
Cash	21,739	14,865	78,455	961,077	1,108,914	162,538
Accounts receivable, net	6,120	40,505	281,921	1,240,844	1,441,949	211,352
Inventories	17,499	106,566	811,746	1,261,207	2,040,731	299,118
Prepayments to suppliers	12,617	123,452	134,823	1,056,776	774,014	113,450
Total current assets(5)	62,233	334,673	1,722,295	5,074,225	6,062,020	888,534
Long-term prepayments to suppliers	—	—	226,274	637,270	674,164	98,815
Property, plant and equipment, net	120,980	341,814	583,498	1,479,829	3,385,682	496,252
Total assets(1)(5)	204,076	704,775	2,813,461	7,658,896	11,068,683	1,622,380
Short-term borrowings and current portion of long-term bank borrowings(6)	92,000	346,757	267,286	1,261,275	2,044,200	299,626
Total current liabilities(5)	131,208	561,808	649,002	1,519,577	2,829,419	414,719
Convertible senior notes	—	—	—	1,262,734	1,241,908	182,031
Long-term bank borrowings, excluding the current portion	—	—	—	—	662,956	97,172
Total liabilities(1)(5)	132,836	567,617	1,339,878	2,902,272	4,922,621	721,528
Minority interests(1)	606	569	387,716	754,799	1,395,151	204,493
Ordinary shares(3)	—	—	4,745	9,884	9,922	1,454
Total owners’ / shareholders’ equity(1)	70,634	136,589	68,530	4,001,825	4,750,911	696,359

	For the Year Ended December 31,
	2004	2005	2006	2007	2008

Consolidated Operating Data
PV modules sold (in megawatts)(7)	4.7	11.9	51.3	142.5	281.5
Average selling price of PV modules (per watt in US$)(8)	2.83	3.49	3.82	3.86	3.88

(1)	Our previously reported unaudited 2008 financial results have been revised to reflect a decrease in the income tax benefit from RMB 19.5 million to RMB 5.6 million due to a revised calculation of deferred taxes resulting from a change in the enacted income tax rate from 15% to 25% for calendar years starting from 2012 in respect of Tianwei Yingli.

(2)	Commencing January 1, 2007, our primary operating subsidiary, Tianwei Yingli, began enjoying certain exemptions from income tax. Prior to January 1, 2007, there was no tax exemption in place.

The net income effects, basic and diluted earnings per share effects of the tax holiday for the years ended December 31, 2007 and 2008 are as follows:

	For the Year Ended December 31,
	2007	2008
	RMB	RMB	US$
	(In thousands, except per share data)

Net income(1)	78,357	196,873	28,856
Basic earnings per share(1)	0.80	1.55	0.23
Diluted earnings per share(1)	0.78	1.52	0.22

(3)	Tianwei Yingli, our predecessor, is not a share-based company and had no outstanding shares for the periods presented, and therefore, we have not presented ordinary shares or earnings per share for Tianwei Yingli.

(4)	Gross profit margin, operating profit margin and net profit margin represent gross profit, operating profit and net profit, respectively, divided by net revenues.

(5)	Certain balance sheet accounts prior to January 1, 2008 have been reclassified to conform to the presentation for the balance sheet as of December 31, 2008 for comparative purposes.

(6)	Includes loans guaranteed or entrusted by related parties, which amounted to RMB 80.0 million, RMB 234.0 million, RMB 233.0 million, RMB 470.2 million and nil, as of December 31, 2004, 2005, 2006, 2007 and 2008, respectively.

(7)	PV modules sold, for a given period, represents the total PV modules, as measured in megawatts, delivered to customers under the then effective supply contracts during such period.

(8)	We compute average selling price of PV modules per watt for a given period as the total sales of PV modules divided by the total watts of the PV modules sold during such period, and translated into U.S. dollars at the noon buying rate at the end of such period as certified by the United States Federal Reserve Board.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB 6.8225 to US$1.00, the noon buying rate in effect as of December 31, 2008. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On June 5, 2009, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board was RMB 6.8329 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate(1)
Period	Period End	Average(2)	High	Low
	(RMB per US$1.00)
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2008
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8304	6.8361	6.8180
May	6.8278	6.8235	6.8326	6.8176
June (through June 5)	6.8329	6.8304	6.8331	6.8264

(1)	Source: Federal Reserve Bank of New York for December 2008 and prior periods and H.10 statistical release of the Federal Reserve Board for January 2009 and later periods.

(2)	Annual averages are calculated by averaging exchange rate on the last business day of each month or the elapsed portion thereof during the relevant period. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Us and the PV Industry

Adverse economic conditions in our target markets as well as an increased supply of PV modules has had and may continue to have a material adverse affect on our profitability and results of operations.

Demand for our products substantially depends on the general economic conditions in our target markets. The economies of many countries around the world, including those in our target markets, have recently experienced and may continue to experience a period of slow economic growth and adverse credit market conditions. As PV system projects generally require significant upfront capital expenditures, our customers have historically relied on financing for the purchase of our products. As a result of weakened macroeconomic conditions and in particular continuing adverse credit market conditions, our customers have experienced difficulty in obtaining financing on attractive terms or at all. As a result, the growth in demand for PV modules has declined significantly since the fourth quarter of 2008 and we cannot assure you that demand for our PV modules will not decline further.

In addition, the supply of PV modules has increased due to production capacity expansion by PV module manufacturers worldwide in recent years which, together with weakened demand for PV modules, has resulted in a decline of prices of PV modules beginning in the fourth quarter of 2008. Decreases in the prices of other energy resources such as oil may also have contributed to the decline of prices of PV modules. The average selling price of our PV modules decreased from US$4.04 per watt in the third quarter of 2008 to US$3.19 per watt in the fourth quarter of 2008. While we have achieved cost savings through vertical integration, economies of scale and technological improvements, the decrease in the average selling price of our PV modules primarily caused our gross profit margin to decrease significantly from 22.3% in the third quarter of 2008 to 13.2% in the fourth quarter of 2008. We are continuing our efforts to achieve additional cost savings, including the integration of polysilicon production in-house. However, there can be no assurance that our cost saving efforts will successfully improve our profitability or prevent our profit margin from further declining under the current macroeconomic conditions. If we experience further declines in demand for our products or decreases in the average selling price of our PV modules, our financial condition and results of operation could be materially and adversely affected.

The high cost or inaccessibility of financing for solar energy projects has adversely affected and may continue to adversely affect demand for our products and materially reduce our revenue and profits.

If financing for solar energy projects continues to be more costly than the recent years or becomes inaccessible, the growth of the market for solar energy applications may be materially and adversely affected, which could adversely affect demand for our products and materially reduce our revenue and profits. For example, the average selling price of our PV modules decreased significantly in the fourth quarter of 2008, partly due to tighter credit for PV system project financing. In addition, rising interest rates could render existing financings more expensive, as well as present an obstacle for potential financings that would otherwise spur the growth of the PV industry. In addition, some countries, government agencies and the private sector have, from time to time, provided subsidies or financing on preferred terms for rural electrification programs. Some of our products are used in “off-grid” solar energy applications, where solar energy is provided to end users independent of an electricity transmission grid. We believe that the availability of financing could have a significant effect on the level of sales of off-grid solar energy applications, particularly in developing countries where users may not have sufficient resources or credit to otherwise acquire PV systems. If these existing financing programs are reduced or eliminated or if financings for solar energy projects continue to be tight or become more expensive, demand for our products would be adversely affected and our revenue and profits could decline.

A significant reduction in or discontinuation of government subsidies and economic incentives may have a material adverse effect on our results of operations.

Demand for our products substantially depends on government incentives aimed to promote greater use of solar power. In many countries in which we are currently or intend to become active, the PV markets, particularly the market for “on-grid” PV systems, would not be commercially viable without government incentives. This is because the cost of generating electricity from solar power currently exceeds, and we believe will continue to exceed for the foreseeable future, the cost of generating electricity from conventional or non-solar renewable energy sources. In addition, we also receive certain government subsidies and economic incentives in China, such as research and development subsidies and bank borrowing interest rate subsidies granted by the PRC government.

The scope of the government incentives for solar power depends, to a large extent, on political and policy developments in a given country related to environmental, economic or other concerns, which could lead to a significant reduction in or a discontinuation of the support for renewable energy sources in such country. For example, in September 2008, Spain set a cap of 500 megawatts for feed-in tariffs for solar power in 2009, which may significantly reduce incentives for new solar energy project installations. In addition, in certain countries, including countries to which we export PV products, government financial support of PV products has been, and may continue to be, challenged as being unconstitutional or otherwise unlawful. A significant reduction in the scope or discontinuation of government incentive programs would have a material adverse effect on the demand for our PV modules as well as our results of operations.

We had experienced, and may experience in the future, industry-wide shortage of polysilicon. Our failure to obtain polysilicon in sufficient quantities, of appropriate quality and in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which will reduce, and limit the growth of, our manufacturing output and revenue.

Polysilicon is the most important raw material used in the production of our PV products. To maintain competitive manufacturing operations, we depend on timely delivery by our suppliers of polysilicon in sufficient quantities and of appropriate quality. The global supply of polysilicon is controlled by a limited number of producers, and until the fourth quarter of 2008, there had been an industry-wide shortage of polysilicon in recent years. The shortage of polysilicon was the result of a combination of factors, including a significant increase in demand for polysilicon due to the rapid growth of the PV industry, the significant lead time required for building additional capacity for polysilicon production and significant competing demand for polysilicon from the semiconductor industry.

Partly as a result of the industry-wide shortage, we had from time to time faced the prospect of a shortage of polysilicon and late or failed delivery of polysilicon from suppliers. We may experience actual shortage of polysilicon or late or failed delivery in the future for the following reasons, among others. First, the terms of our polysilicon contracts with, or purchase orders to, our suppliers may be altered or cancelled by the suppliers with limited or no penalty to them, in which case we may not be able to recover damages fully or at all. Second, we generally do not have a history of long-term relationships with polysilicon suppliers who may be able to meet our polysilicon needs consistently or on an emergency basis, while compared to us, many of our competitors who also purchase polysilicon from our suppliers have had longer and stronger relationships with and greater buying power and bargaining leverage over our suppliers. While we acquired Cyber Power Group Limited, or Cyber Power, a development stage enterprise with plans to begin production of polysilicon in the second half of 2009, we currently do not have any polysilicon production capacity and we do not expect to have a polysilicon production capacity that meets our polysilicon needs in the near future. As a result, we expect to continue to rely on third-party polysilicon suppliers.

If we fail to obtain delivery of polysilicon in amounts and according to time schedules as agreed with our suppliers, or at all, we may be forced to reduce production or secure alternative sources of polysilicon in the spot market, which may not provide polysilicon in amounts or quality required by us or at comparable or affordable prices, or at all. Our failure to obtain the required amounts and quality of polysilicon on time and at affordable prices can seriously hamper our ability to meet our contractual obligations to deliver PV products to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, retention of customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. In addition, our failure to obtain sufficient amounts of polysilicon of the appropriate quality could result in underutilization of our existing and new production facilities and an increase of our marginal production cost, and may prevent us from implementing capacity expansion as currently planned. Any of the above events could have a material adverse effect on our business, financial condition and results of operations.

Our failure to obtain polysilicon at acceptable prices could adversely affect our business, financial condition and results of operations.

Our average purchase price of polysilicon per kilogram decreased by 38.6% in 2008 compared to 2007 and we believe the spot prices of polysilicon will continue to fall during 2009. However, our efforts to reduce production costs and improve profitability may be unsuccessful if the price of any of our raw materials, in particular polysilicon, increases in the future. For example, the industry-wide shortage of polysilicon had resulted in a significant increase in polysilicon prices in recent years. Our average purchase price of polysilicon per kilogram had increased by 185.5% in 2006 compared to 2005 and 30.2% in 2007 compared to 2006. The increase in the price of polysilicon has largely contributed to the increase in our production costs for PV modules in recent years and may continue to have the same effect in the future if the price of polysilicon increases, which may have a material adverse effect on our business, financial condition and results of operations.

Our dependence on a limited number of suppliers for a substantial majority of polysilicon could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.

In 2006, 2007 and 2008, our five largest suppliers supplied in the aggregate approximately 83.6%, 73.9% and 55.0%, respectively, of our total polysilicon purchases. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, decreased revenue and loss of market share. In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. While we acquired Cyber Power, a development stage enterprise with plans to begin production of polysilicon, in January 2009, we do not expect to begin trial production of solar-grade polysilicon in-house until the end of 2009 or early 2010 and we do not expect to have a polysilicon production capacity that meets our polysilicon needs in the near future. As a result, we expect to continue to rely on third-party polysilicon suppliers for our polysilicon needs and any disruption in the supply of polysilicon to us may adversely affect our business, financial condition and results of operations.

For instance, due to a shortage of raw materials for the production of PV modules, increased market demand for polysilicon raw materials, the failure by some polysilicon suppliers to achieve expected production volumes and certain other factors, a few of our polysilicon suppliers failed to fully perform on their polysilicon supply contractual commitments to us, and we consequently did not receive part of the contractually agreed quantities of polysilicon raw materials from these suppliers which represented approximately 19.0% and 1.4% of the total committed quantities polysilicon supplies under contracts entered into by us in 2007 and 2008, respectively. We subsequently cancelled or renegotiated these polysilicon supply contracts. While we in each case were able to replace such expected deliveries of polysilicon through purchases from the spot market and new supply contracts, we cannot assure you that any future failure of our suppliers to deliver agreed quantities of polysilicon could be substantially replaced in a timely manner or at all through spot market purchases or new supply contracts or that the price of such purchases or terms of such contracts will be favorable to us.

We depend, and expect to continue to depend, on a limited number of customers for a significant percentage of our revenues. As a result, the loss of, or a significant reduction in orders from, any of these customers would significantly reduce our revenues and harm our results of operations. In addition, a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. Failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

We currently expect that our results of operations will, for the foreseeable future, continue to depend on the sale of our PV modules to a relatively small number of customers until we become successful in significantly expanding our customer base or diversifying product offerings. In 2006, 2007, 2008, sales to our customers that individually exceeded 10% of our net revenues accounted for approximately 38.9%, 45.2% and 11.6%, respectively, of our net revenues. Our relationships with such key customers have been developed over a short period of time and are generally in their early stages. We cannot assure you that we will continue to generate significant revenues from these customers or that we will be able to maintain these customer relationships. In addition, our business is affected by competition in the market for the products that many of our major customers sell, and any decline in the businesses of our customers could reduce the purchase of our products by these customers. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

In addition, a significant portion of our outstanding accounts receivable are derived from sales to a limited number of customers. As of December 31, 2006, 2007 and 2008, our five largest outstanding accounts receivable balance accounted for approximately 85.4%, 83.2% and 81.2%, respectively, of our total outstanding accounts receivable. We are exposed to the credit risk of these customers, some of which are new customers with whom we have not had extensive business dealings historically. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

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

The PV market is intensely competitive and rapidly evolving. The number of PV product manufacturers had rapidly increased due to the growth of actual and forecasted demand for PV products and the relatively low barriers to entry. The weakened demand for PV modules due to weakened macroeconomic conditions, combined with the increased supply of PV modules due to production capacity expansion by PV module manufacturers worldwide in recent years, has caused the price of PV modules to decline beginning in the fourth quarter of 2008. The average selling price of our PV modules decreased from US$4.04 per watt in the third quarter of 2008 to US$3.19 per watt in the fourth quarter of 2008. We expect that the prices of PV products, including PV modules, may continue to decline over time due to increased supply of PV products, reduced manufacturing costs from economies of scale, advancement of manufacturing technologies and cyclical downturns in the price of polysilicon. If we fail to attract and retain customers in our target markets for our current and future core products, namely PV modules and PV systems, we will be unable to increase our revenues and market share.

In 2006, 2007 and 2008, a significant portion of our revenues have been derived from overseas markets, particularly Germany and Spain and we expect these trends to continue. In these markets, we often compete with local and international producers of PV products that are substantially larger than us, including the solar energy divisions of large conglomerates such as BP Solar and Sharp Corporation, PV module manufacturers such as SunPower Corporation and Suntech Power Holdings Co., Ltd., and integrated PV product manufacturers such as SolarWorld AG, Renewable Energy Corporation and Trina Solar Limited.

We may also face competition from new entrants to the PV market, including those that offer more advanced technological solutions or that have greater financial resources, such as semiconductor manufacturers, several of which have announced their intention to start production of PV cells and PV modules. A significant number of our competitors are developing or currently producing products based on more advanced PV technologies, including thin film solar module, amorphous silicon, string ribbon and nano technologies, which may eventually offer cost advantages over the crystalline polysilicon technologies currently used by us. A widespread adoption of any of these technologies could result in a rapid decline in demand for our products and a resulting decrease in our revenues if we fail to adopt such technologies. In addition, like us, some of our competitors have become, or are becoming, vertically integrated in the PV industry value chain, from silicon ingot manufacturing to PV system sales and installation. This could further erode our competitive advantage as a vertically integrated PV product manufacturer. In addition, our competitors may also enter into the polysilicon manufacturing business, which may provide them with cost advantages. Furthermore, the entire PV industry also faces competition from conventional energy and non-solar renewable energy providers.

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

The PV market is at a relatively early stage of development and the extent to which PV products will be widely adopted is uncertain. The PV industry may also be particularly susceptible to economic downturns. Market data in the PV industry are not as readily available as those in other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. If PV technology proves unsuitable for widespread adoption or if demand for PV products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. In addition, demand for PV products in our targeted markets, including China, may not develop or may develop to a lesser extent than we anticipated. Many factors may affect the viability of widespread adoption of PV technology and demand for PV products, including (i) cost-effectiveness of PV products compared to conventional and other non-solar energy sources and products; (ii) performance and reliability of PV products compared to conventional and other non-solar energy sources and products; (iii) availability of government subsidies and incentives to support the development of the PV industry; (iv) success of other alternative energy generation technologies, such as fuel cells, wind power and biomass; (v) fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels; (vi) capital expenditures by end users of PV products, which tend to decrease when economy slows down; and (vii) deregulation of the electric utility industry and broader energy industry.

Existing regulations and policies governing the electric utility industry, as well as changes to these regulations and policies, may adversely affect demand for our products and materially reduce our revenue and profits.

The electric utility industry is subject to extensive regulation, and the market for PV products is heavily influenced by these regulations as well as the policies promulgated by electric utilities. These regulations and policies often affect electricity pricing and technical interconnection of end-user power generation. As the market for solar and other alternative energy sources continue to evolve, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in research and development of, solar and other alternative energy sources may be significantly affected by these regulations and policies, which could significantly reduce demand for our products and materially reduce our revenue and profits.

Moreover, we expect that our PV products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters in various countries. We also have to comply with the requirements of individual localities and design equipment to comply with varying standards applicable in the jurisdictions where we conduct business. Any new government regulations or utility policies pertaining to our PV products may result in significant additional expenses to us, our distributors and end users and, as a result, could cause a significant reduction in demand for our PV products, as well as materially and adversely affect our financial condition and results of operations.

Advance payment arrangements between us and many of our polysilicon suppliers and equipment suppliers expose us to the credit risks of such suppliers and may increase our costs and expenses, which could in turn have a material adverse effect on our liquidity.

Under existing supply contracts with many of our polysilicon suppliers and our equipment suppliers, consistent with the industry practice, we make advance payments to our suppliers prior to the scheduled delivery dates for polysilicon and equipment. In many such cases, we make the advance payments without receiving collateral for such payments. As a result, our claims for such payments would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Under such circumstances, our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments. In addition, if the market price of polysilicon decreases after we prepay our suppliers, we may not be able to adjust historical payments insofar as they relate to future deliveries. Furthermore, if demand for our products decreases, we may incur costs associated with carrying excess materials. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

Our growth strategy requires substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment and dedicated management attention, and our failure to complete our expansion plans or otherwise effectively manage our growth could have a material adverse effect on the growth of our sales and earnings.

Our future success depends on our ability to expand our manufacturing capacity. If we are unable to do so, we will not be able to attain the desired level of economies of scale in our operations or lower our marginal production costs to the level necessary to effectively maintain our pricing and other competitive advantages. We have made substantial capital expenditures for our future growth. For example, in October 2007, we formed a new subsidiary, Yingli China, through which we are constructing new facilities to increase annual manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules by an additional 200 megawatts in the third quarter of 2009. In addition, we plan to establish in-house polysilicon manufacturing facilities and, in January 2009, we acquired Cyber Power, a development stage enterprise with plans to begin trial production of solar-grade polysilicon by the end of 2009 or early 2010. Our growth strategy has required and will continue to require substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment, dedicated management attention and the recruitment and training of new employees and is subject to significant risks and uncertainties, including:

•	we may need to continue to contribute significant additional capital to our subsidiaries through the issuance of equity or debt securities or entering into new credit facilities or other arrangements in order to finance the costs of developing the new facilities, which may not be conducted on reasonable terms or at all, and which could be dilutive to our existing shareholders; such capital contributions also require PRC regulatory approvals in order for such funds to be transferred to our subsidiaries, which approvals may not be granted in a timely manner or at all;

•	we will be required to obtain governmental approvals, permits or documents of similar nature with respect to any new expansion projects, but it is uncertain whether such approvals, permits or documents will be obtained in a timely manner or at all;

•	we may experience cost overruns, construction delays, equipment problems, including delays in manufacturing equipment deliveries or deliveries of equipment that is damaged or does not meet our specifications, and other operating difficulties;

•	we are using new equipment and technology to lower our unit capital and operating costs, but we cannot assure you that such efforts will be successful; and

•	we may not have sufficient management resources to properly oversee capacity expansion as currently planned.

Any of these or similar difficulties could adversely affect our ability to manage the growth of our operations. Any significant delays or constraints to our manufacturing capacity expansion as currently planned could limit our ability to increase sales, reduce marginal manufacturing costs or otherwise improve our prospects and profitability. In addition, we may have over-capacity as a result of our manufacturing capacity expansion if we do not sufficiently increase sales.

We may undertake acquisitions, investments, joint ventures or other strategic alliances, which may have a material adverse effect on our ability to manage our business, and such undertakings may be unsuccessful.

Our strategy includes plans to grow both organically and through acquisitions, participation in joint ventures or other strategic alliances with suppliers or other companies in China and overseas along the PV industry value chain. For example, in January 2009, we completed the acquisition of Cyber Power, a development stage enterprise with plans to begin trial production of solar-grade polysilicon by the end of 2009 or early 2010. Joint ventures and strategic alliances may expose us to new operational, regulatory, market and geographic risks as well as risks associated with additional capital requirements.

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

We may not be able to establish in-house polysilicon manufacturing capacity on a timely basis or at all.

We plan to commence our own polysilicon production on a pilot basis by the end of 2009 or early 2010 and must procure the necessary equipment and other facilities to establish our in-house polysilicon production facility. If we do not have, or are unable to raise, sufficient funds to finance the procurement of necessary equipment and other facilities, or if equipment suppliers fail to deliver, or delay the delivery of, our equipment for any reason, the implementation of our polysilicon production plan would be materially and adversely affected. In addition, there is a limited number of suppliers for the principal polysilicon manufacturing equipment we intend to use and if we experience any problems with such suppliers that we are unable to resolve, we may not be able to replace such suppliers at reasonable costs and on a timely basis or at all or to implement our polysilicon production plans. To carry out our polysilicon production plans, we will need to integrate the personnel we have hired to create an effective team and infrastructure to oversee the construction, start-up and operation of our production facility. We cannot assure you that we will be able to establish our own polysilicon production capacity on a timely basis or at all. Our ability to successfully establish polysilicon manufacturing capacity is subject to various risks and uncertainties, including:

•	the need to procure polysilicon production equipment at reasonable costs and on a timely basis;

•	the need to procure supplies of consumables and other materials at reasonable costs and on a timely basis;

•	the need to raise additional funds to finance our purchase of equipment and the construction of manufacturing facilities on reasonable terms;

•	construction delays and cost overruns;

•	difficulties in recruitment and training of additional skilled employees, including technicians and managers at different levels;

•	diversion of significant management attention and other resources; and

•	delays or denials of required permits and approvals for our plant construction and operations, including but not limited to environmental approvals, by relevant government authorities.

We have no prior experience in polysilicon production and may not be successful in producing polysilicon cost-effectively.

We do not have prior experience and may face significant challenges relating to polysilicon production. The technology used to manufacture polysilicon is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture polysilicon could interrupt manufacturing, reduce yields or cause a portion of the polysilicon to be difficult or costly to use in wafer production, which would negatively affect our profitability. If we are unable to build our polysilicon production capability on a timely basis, or if we face technological difficulties in our production of polysilicon, we may be unable to achieve cost-effective production of polysilicon, which could prevent us from successfully implementing our business plans.

Our effective capacity and ability to produce high volumes of polysilicon will depend on the cycle times for each batch of polysilicon. We may encounter problems in our manufacturing process or facilities as a result of, among other things, production failures, construction delays, human error, equipment malfunction or process contamination, all of which could seriously harm our operations. We may experience production delays if any modifications we make in the manufacturing process to shorten production cycles are unsuccessful. Moreover, the failure to achieve acceptable manufacturing levels would result in the need to source a larger portion of our polysilicon requirements from third parties and therefore may cause our polysilicon costs not to be competitive, which could adversely affect our business, financial condition and results of operations.

If we are unable to operate our polysilicon production facilities effectively or natural disasters or other operational disruptions occur, our business, financial condition and results of operations could be adversely affected.

In January 2009, we acquired Cyber Power, a development stage enterprise with plans to begin trial production of solar-grade polysilicon by the end of 2009 or early 2010. Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature, pressure and requires the use of external controls to maintain safety and provide commercial production yields. The occurrence of a catastrophic event as a result of a natural disaster or human error or otherwise at our future polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facility for a significant period of time. Furthermore, our polysilicon production facilities will be highly reliant on our ability to maintain temperatures and pressure at appropriate levels, the supply of steam at a consistent pressure, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity at our production facilities could result in the production of substandard polysilicon or substantial shortfalls in production and could reduce our production capacity for a significant period of time. Damage or loss of revenue from any such events or disruptions may not be adequately covered by insurance, and could also damage our reputation, any of which could have a material adverse effect on our business, financial condition and results of operations.

Polysilicon and ingot production is energy-intensive and if our energy costs rise or if our energy supplies are disrupted, our results of operations may be materially and adversely affected.

The polysilicon and ingot production process is highly dependent on a constant supply of electricity to maintain the optimal conditions for production. If these levels are not maintained, we may experience significant delays in the production of polysilicon and ingots. With the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages in electricity supply in various regions across China, especially during peak seasons such as summer. In the event that energy supplies to our manufacturing facilities are disrupted, our business, results of operations and financial condition could be materially and adversely affected. In addition to shortages, we are subject to potential risks of interruptions in energy supply due to equipment failure, weather events or other causes. There can be no assurance that we will not face power related problems in the future.

Even if we had access to sufficient sources of electricity, as we consume substantial amounts of electricity in our manufacturing process, any significant increase in the costs of electricity could adversely affect our profitability. The electricity price in China will also be largely dependent on the price for coal, which has been increasing. If energy costs were to increase, our business, financial condition, results of operations or liquidity position could be adversely affected.

Fluctuations in exchange rates have in the past and may continue to adversely affect our results of operations.

Most of our sales are currently denominated in Euros or U.S. dollars, while a substantial portion of our costs and expenses is denominated in Renminbi, Euros and U.S. dollars. In addition, we must convert Renminbi into foreign currencies to make payments to overseas suppliers. Therefore, fluctuations in currency exchange rates could have a significant effect on our results of operations due to mismatches among various foreign currency-denominated transactions, including sales of PV modules in overseas markets and purchases of silicon raw materials and equipment, and the time gap between the signing of the related contracts and cash receipts and disbursements related to such contracts.

We incurred net foreign currency exchange losses of RMB 8.1 million in 2006 on a combined basis primarily due to changes in the exchange rate between the U.S. dollar and Renminbi. We recognized a net foreign currency exchange loss of RMB 32.7 million in 2007, primarily due to foreign currency exchange losses related to sales and prepayments to suppliers denominated in U.S. dollars, which were partially offset by foreign currency gains due to the increased sales denominated in Euro during this period as the Euro appreciated against the Renminbi and increased bank borrowings denominated in U.S. dollars during this period as the U.S. dollar depreciated against the Renminbi. In 2008, we recognized a net foreign currency exchange loss of RMB 66.3 million (US$9.7 million) primarily due to depreciation of the U.S. dollar and the Euro against the Renminbi, which was partially offset by a gain of RMB 106.9 million (US$15.7 million) from foreign currency forward contracts realized in the fourth quarter of 2008. In addition, we have entered into hedging and foreign currency forward arrangements to limit our exposure to foreign currency exchange risk. However, we will continue to be exposed to foreign currency exchange risk to the extent that our hedging and foreign currency forward arrangements do not cover all of our expected revenues denominated in foreign currencies. We cannot predict the effect of exchange rate fluctuations on our foreign currency exchange gains or losses in the future. We may continue to reduce the effect of such exposure through hedging or other similar arrangements, but because of the limited availability of such instruments in China, we cannot assure you that we will always find a hedging arrangement suitable to us, or that such derivative activities will be effective in managing our foreign currency exchange risk.

In addition, our reporting currency is Renminbi and our sales denominated in foreign currencies need to be translated into Renminbi when they are recorded as our revenues. Therefore, depreciation of foreign currencies in which our sales are denominated, such as the Euro and the U.S. dollar, against the Renminbi will cause our reported revenues to decline. For example, the decrease in our total net revenues in the fourth quarter of 2008 was partially attributable to the depreciation of the Euro against the Renminbi in the fourth quarter of 2008 as a majority of our PV module shipments in the quarter were under contracts denominated in Euros, and the depreciation of the Euro against the Renminbi in the first quarter of 2009 has also adversely affect our total net revenues. Any further depreciation of foreign currencies in which our sales are denominated against the Renminbi will continue to adversely affect our revenues and results of operations.

Our product development initiatives and other research and development efforts may fail to improve manufacturing efficiency or yield commercially viable new products.

We are making efforts to improve our manufacturing processes and improve the quality of our PV products. We plan to undertake research and development to continue to reduce the thickness of our wafers and develop more advanced products. We believe the efficient use of polysilicon is essential to reducing our manufacturing costs. We have been exploring several measures to improve the efficient use of polysilicon in our manufacturing process, including reducing the thickness of silicon wafers. However, the use of thinner silicon wafers may have unforeseen negative consequences, such as increased breakage and reduced reliability and conversion efficiency of our PV cells and modules. As a result, reducing the thickness of silicon wafers may not lead to the cost reductions we expect to achieve, while at the same time it may reduce customer satisfaction with our products, which in turn could have a material adverse effect on our customer relationships, reputation and results of operations. In addition, we also plan to reduce manufacturing costs by utilizing polysilicon scraps and lower-grade polysilicon to produce monocrystalline silicon suitable for combining into our production of ingots and wafers. However, while the addition of monocrystalline silicon to our production of ingots and wafers may reduce costs of polysilicon supply, we cannot assure you that such benefits will not be outweighed by the additional costs of equipment and production costs to produce monocrystalline silicon.

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

The manufacture of PV modules and PV systems is a highly complex process. Disruptions or deviations in one or more components of the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in no output. We have from time to time experienced lower-than-anticipated manufacturing output during the ramp-up of production lines. This often occurs during the production of new products, the installation of new equipment or the implementation of new process technologies. As we bring additional lines or facilities into production, we may operate at less than intended capacity during the ramp-up period and produce less output than expected. This would result in higher marginal production costs which could have a material adverse effect on our profitability.

Unsatisfactory performance of or defects in our products may cause us to incur additional warranty expenses, damage our reputation and cause our sales to decline.

Currently, our PV modules sold to customers outside of China typically carry a five-year limited warranty for defects in materials and workmanship, although historically our PV modules were typically sold with a two-year limited warranty for such defects. In addition, our PV modules typically carry a ten-year and twenty-five-year limited warranty against declines of initial power generation capacity by more than 10.0% and 20.0%, respectively. As a result, we bear the risk of extensive warranty claims long after we sell our products and recognize revenues. As we began selling PV modules only since January 2003, a small portion of our PV modules has been in use for more than five years. For our PV systems in China, we provide a one-to five-year limited warranty against defects in modules, storage batteries and certain other system parts. As of December 31, 2007 and 2008, our accrued warranty costs amounted to RMB 60.8 million and RMB 123.6 million (US$18.1 million), respectively. In addition, because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate, and because our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty by us for our products will be adequate in light of the actual performance of our products. If we experience a significant increase in warranty claims, we may incur significant repair and replacement costs associated with such claims. Furthermore, widespread product failures will damage our reputation and customer relationships and may cause our sales to decline, which in turn could have a material adverse effect on our financial condition and results of operations.

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

Some of the equipment used in our production of polysilicon ingots, wafers, PV cells and PV modules, such as ingot casting furnaces, diffusion furnaces and wire saws, have been customized to our specifications, are not readily available from multiple vendors and would be difficult to repair or replace. There are also limited sources of supply for the principal polysilicon manufacturing equipment we intend to use and we may not be able to replace such sources at reasonable costs and on a timely basis or at all. If any of our key equipment suppliers were to experience financial difficulties or go out of business, we may have difficulties with repairing or replacing our key equipment in the event of any damage to or a breakdown of such equipment. Furthermore, new or replacement equipment may not be delivered to us in a timely manner. In such cases, our ability to deliver products in a timely manner would suffer, which in turn could result in cancellations of orders from our customers and loss of revenue for us. In addition, the equipment we need for our expansion is in high demand. A supplier’s failure to deliver the equipment in a timely manner, in sufficient quantity and on terms acceptable to us could delay our capacity expansion and otherwise disrupt our production schedule or increase our production costs.

The practice of requiring our customers to make advance payments when they place orders with us has diminished, we have experienced and will continue to experience increased needs to finance our working capital requirements and are exposed to increased credit risk.

Historically, we required many of our customers to make an advance payment of a certain percentage of their orders, a business practice that helped us to manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. However, this practice has diminished, which in turn has increased our need to obtain additional short-term borrowings to fund our current cash requirements. Currently, a significant portion of our revenue is derived from credits sales to our customers, generally with payments due within two months. As a result, the general decrease in the use of cash advance payments has negatively impacted our short-term liquidity and, coupled with increased sales to a small number of major customers, exposed us to additional and more concentrated credit risk since a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2006, 2007 and 2008, our five largest outstanding accounts receivable balance accounted for approximately 85.4%, 83.2% and 81.2%, respectively, of our total outstanding accounts receivable. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. Although we have been able to maintain adequate working capital primarily through short-term borrowing, our initial public offering, our convertible senior notes offering and other debt issuances and long-term bank borrowings, in the future we may not be able to secure additional financing on a timely basis or on terms acceptable to us or at all.

We face risks associated with the marketing and sale of our PV products internationally, and if we are unable to effectively manage these risks, our ability to expand our business abroad will be limited.

In 2006, 2007 and 2008, we sold 95.1%, 98.5% and 97.5%, respectively, of our products to customers outside of China, including customers in Germany, Spain, Japan, France, South Korea, the United States, Italy and Belgium. We intend to further grow our business activities in international markets, in particular in the United States, Spain and selected countries in southern Europe and Southeast Asia where we believe the PV market is likely to grow significantly in the near term. The marketing and sale of our PV products to international markets expose us to a number of risks, including, but not limited, to:

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

Our business in foreign markets requires us to respond timely and effectively to rapid changes in market conditions in the relevant countries. Our overall success as a global business depends, in part, on our ability to succeed in different legal, regulatory, economic, social and political conditions. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business. To the extent that we conduct business in foreign countries by means of participations or joint ventures, there are additional risks. See “— We may undertake acquisitions, investments, joint ventures or other strategic alliances, which may have a material adverse effect on our ability to manage our business, and such undertakings may be unsuccessful.” A change in one or more of the factors described above may have a material adverse effect on our business, prospects, financial condition and results of operations.

We require a significant amount of cash to fund our operations as well as meet future capital requirements. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations. We will also require cash to meet future capital requirements, which are difficult to predict in the rapidly changing PV industry. In particular, we will need capital to fund the expansion of our facilities, the construction of our in-house polysilicon production facilities, as well as research and development activities in order to remain competitive. Although we believe that our current cash and available lines of credit will be sufficient to meet our anticipated cash needs, including cash needs for working capital and capital expenditures, future acquisitions, expansions, or market changes or other developments may cause us to require additional funds.

Our ability to obtain additional financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by manufacturers of PV and related products; and

•	economic, political and other conditions in China and elsewhere.

In particular, as a result of weakened macroeconomic conditions resulting from the global financial crisis, including continuing adverse credit market conditions, we have experienced and may continue to experience increasing difficulty in obtaining financing on acceptable terms or at all. We cannot assure that financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain sufficient funding in a timely manner or on commercially acceptable terms or at all, our growth prospects and future profitability may be materially and adversely affected. Furthermore, the sale of additional equity or equity-linked securities would result in further dilution to our shareholders and the incurrence of indebtedness has and may continue to result in increased fixed obligations and has and could continue to lead to the imposition of financial or other restrictive covenants that would restrict our operations.

We have issued, and may issue in the future, equity securities or securities convertible into our ordinary shares, which may cause our existing shareholders to incur further dilution upon conversion of such securities.

We have issued, and may issue in the future, equity securities or securities convertible into our ordinary shares. In the event that the securities convertible into our ordinary shares are converted, our existing shareholders may incur further dilution. For example, in January 2009, we entered into a note purchase agreement with Trustbridge Partners II, L.P., or Trustbridge. Under the terms of the note purchase agreement, we have agreed to issue up to an aggregate amount of US$50 million of senior secured convertible notes due 2012, or senior secured convertible notes, to Trustbridge, or its affiliates. The senior secured convertible notes were convertible at any time into our ordinary shares at an initial conversion rate of 17,699 ordinary shares per US$100,000 principal amount of senior secured convertible notes (based on US$5.65 per ADS, the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20-trading day period immediately preceding to the entry into the note purchase agreement). Under the terms of the indenture governing the notes, the conversion rate is subject to certain anti-dilution adjustments. For example, on June 30, 2010 and the last day of each quarter thereafter, the conversion rate will be adjusted to equal to US$100,000 divided by the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20-trading day period immediately preceding to such date, if such adjustment results in an increase in the number of our ordinary shares issuable upon conversion. In addition, upon the public release of our financial results for each of the full year 2008, the second quarter 2009 and the full year 2009, the conversion rate will be adjusted to equal to US$100,000 divided by the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20-trading day period immediately following such public release, if such adjustment results in an increase in the number of our ordinary shares issuable upon conversion. In March 2009, the conversion rate was adjusted to the rate of 22,933.1499 ordinary shares per US$100,000 principal amount of the senior secured convertible notes as a result of our public release of our financial results for the full year 2008. See “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions — Cyber Power Acquisition and Issuance of Senior Secured Convertible Notes” for additional information. If we issue an aggregate of US$50 million of the senior secured convertible notes and all such notes are converted at the current conversion rate described above, we would be required to issue an aggregate of 11,466,574 ordinary shares. In June 2009, we issued 2,000,000 ordinary shares to Trustbridge as a result of the conversion of approximately US$8.7 million of the senior secured convertible notes. As of the date of this annual report, approximately US$11.3 million of the senior secured convertible notes were outstanding.

In connection with a credit agreement between Yingli China and a fund managed by Asia Debt Management Hong Kong Limited, or ADM Capital, entered into in January 2009, we issued 4,125,000 warrants to ADM Capital under the terms of a warrant agreement entered into in April 2009. The warrants are exercisable with respect to approximately one-fifth of the warrants every six months beginning in April 7, 2009 until April 7, 2012. On April 30, 2012, the warrantholders’ rights to exercise the warrants will terminate and we will be obligated to purchase all unexercised warrants at a price of US$7.00 per warrant. Each warrant provides for the right to acquire one ordinary share at an initial strike price of US$5.64, which is based on the 20-trading day volume weighted average closing price per ADS on the New York Stock Exchange for the period prior to the issuance of the warrant, subject to customary anti-dilution and similar adjustments. In addition, the strike price of the warrants will be adjusted to the volume weighted average closing price per ADS on the New York Stock Exchange for the 20-trading day period commencing on the first business day following the announcement of our 2008 audited annual results if such adjusted strike price is less than 95% of the strike price then in effect, provided that such adjusted strike price may not be lower than 65% of the initial strike price. Furthermore, subject to certain exceptions and conditions, we have agreed to register under the Securities Act any ordinary shares delivered upon the exercise of warrants. We may at our discretion settle the warrants in cash, ordinary shares or a mix of cash and ordinary shares.

In addition, although we believe that our current cash and available lines of credit will be sufficient to meet our anticipated cash needs, including cash needs for working capital and capital expenditures, if our future acquisitions, expansions, or market changes or other developments cause us to require additional funds, we may issue additional securities convertible into our ordinary shares, and our existing shareholders could incur substantial dilution.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations, as well as our ability to meet any of our payment obligations under the debentures and our other debt.

We currently have a significant amount of debt and debt service requirements. As of December 31, 2008, we had RMB 2,044.2 million (US$299.6 million) in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and RMB 663.0 million (US$97.2 million) in outstanding long-term bank borrowings (excluding the current portion). In addition, as of December 31, 2008, we had outstanding convertible senior notes of RMB 1,241.9 million (US$182.0 million), which may fall due on December 15, 2010 upon the exercise of the holders’ put option.

This level of debt could have significant consequences on our future operations, including:

•	making it more difficult for us to meet our payment and other obligations under the debentures and our other outstanding debt;

•	resulting in an event of default if we fail to comply with any of the financial and other restrictive covenants contained in our debt agreements, which event of default could result in cross-defaults in all of our other debt obligations which would lead to all of our debt becoming immediately due and payable;

•	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of interest payments, and limiting our ability to obtain additional financing for these purposes;

•	subjecting us to the risk of increased sensitivity to interest rate increases on our indebtedness with variable interest rates;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or are otherwise less leveraged.

Any of these factors could have an adverse effect on our business, financial condition and results of operations as well as our ability to meet our payment obligations under the debentures and our other debt.

Our ability to meet our payment and other obligations under our debt instruments depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate adequate cash flow from operations to support our operations and service our debt obligations, or that future borrowings will be available to us under our existing or any future credit facilities or otherwise, in an amount sufficient to enable us to meet our payment obligations under our outstanding debt while continuing to fund our other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment and other obligations under our outstanding debt.

If we fail to comply with financial covenants under our loan agreements, our financial condition, results of operations and business prospects may be materially and adversely affected.

A number of our loan agreements contain financial covenants that require us to maintain certain financial ratios, including debt to EBITDA ratios. We may not be able to comply with some of those financial covenants from time to time. For example, the worsening operating environment that has generally affected companies operating in our industry since the fourth quarter of 2008 has led to potential breaches of certain financial covenants under some of our loan agreements. In response to such potential breaches, we have had to negotiate with the relevant lenders terms of prepayment or to amend those financial covenants to prevent actual breaches from occurring, for example, by resetting the financial covenants for the relevant periods in the relevant loan agreements or beginning testing for compliance with financial covenants at a later date. However, if we need to negotiate with lenders again in the future with respect to prepayment or to amend financial covenants or other relevant provisions under such loan agreements to address potential breaches, we cannot assure you that we would be able to reach agreements with the lenders to avoid a breach. Furthermore, in connection with any future amendments to such covenants, our lenders may impose additional operating and financial restrictions on us and otherwise seek to modify the terms of our existing loan agreements in ways that are adverse to us. Although there have been signs of general economic recovery since the second quarter of 2009, we cannot assure you that such recovery will continue or be sustained or will ultimately have a positive effect on the general operating environment of our industry. As a result, we cannot assure you that we will be able to continue to comply with the financial covenants under our loan agreements in the future. If the operating environment continues to deteriorate, we may not be able to comply with some of the financial covenants under some of our loan agreements in future periods. If we are in breach of one or more financial covenants under any of our loan agreements and are not able to obtain waivers from the lenders or prepay such loan, such breach would constitute an event of default under the loan agreement. As a result, repayment of the indebtedness under the relevant loan agreement may be accelerated, which may in turn require us to repay the entire principal amount including interest accrued, if any, of certain of our other existing indebtedness prior to their maturity under cross-default provisions in our existing loan agreements, including the convertible senior notes we issued in December 2007. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity, we may lack sufficient financial resources to do so. Furthermore, a breach of those financial covenants will also restrict our ability to pay dividends. Any of those events could have a material adverse effect on our financial condition, results of operations and business prospects.

We have significant short-term borrowings outstanding, and we may not be able to obtain extensions when they mature.

As of December 31, 2007 and 2008, our outstanding short-term borrowings from banks (including the current portion of long-term bank borrowings) were RMB 1,261.3 million and RMB 2,044.2 million (US$299.6 million), respectively, and bore a weighted average interest rate of 5.97% and 6.73%, respectively, of which RMB 470.2 million and nil, respectively, were arranged or guaranteed by related parties.

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

Most of our production, storage, administrative and research and development facilities are located in close proximity to one another in an industrial park in China. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

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

Our manufacturing processes generate noise, waste water, gaseous and other industrial wastes. This creates a risk of work-related accidents and places high demands on work safety measures. No major injuries have occurred at our facilities in connection with work-related accidents to date. Nonetheless, we cannot assure you that accidents involving serious or fatal injuries will not occur at our facilities. Furthermore, there is a risk of contamination and environmental damage associated with hazardous substances used in our production processes. The materialization of any of the above risks could have a material adverse effect on our business, financial condition and results of operations.

Our controlling shareholder has significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders, including holders of our ADSs.

Yingli Power, which is 100% beneficially owned by the family trust of and controlled by Liansheng Miao, the chairperson of our board of directors and our chief executive officer and the vice chairperson and the chief executive officer of Tianwei Yingli, currently beneficially owns approximately 42.00% of our outstanding ordinary shares. Yingli Power has significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The interests of this shareholder may conflict with our interests or the interests of our others shareholders.

Tianwei Baobian has significant influence over Tianwei Yingli, our principal operating entity, from which we currently derive substantially all of our revenue and earnings, and Tianwei Baobian may influence Tianwei Yingli from taking actions that are in the best interest of us or Tianwei Yingli. In addition, Tianwei Baobian will have significant influence over us if it exercises the subscription right, and Tianwei Baobian’s interests may not be aligned with our interests or the interests of our shareholders.

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

Tianwei Baobian may also have disagreement or dispute with us with respect to our respective rights and obligations on matters such as the exercise of Tianwei Baobian’s right to subscribe for ordinary shares newly issued by us in exchange for its equity interest in Tianwei Yingli. Except in limited circumstances, we may not be able to unilaterally terminate the joint venture contract in the event of such disagreement or dispute even if such termination would be in our best interest. See “Item 4.A. History and Development of the Company — Restructuring — Joint Venture Contract — Tianwei Yingli’s Management Structure — Unilateral Termination of the Joint Venture Contract.” Any such disputes may result in costly and time-consuming litigations or other dispute resolution proceedings which may significantly divert the efforts and resources of our management and disrupt our business operations.

Furthermore, Tianwei Baobian may transfer all or a part of its equity interest in Tianwei Yingli pursuant to the joint venture contract entered into between Tianwei Baobian and us. If we fail to exercise our right of first refusal in accordance with the procedures set forth in the joint venture contract and are thus deemed to have consented to any such proposed transfer by Tianwei Baobian to a third party or if Tianwei Baobian transfers its equity interest in Tianwei Yingli to its affiliates, such third party or such Tianwei Baobian’s affiliate will become a holder of Tianwei Yingli’s equity interest. The interests of such third party or such Tianwei Baobian’s affiliate may not be aligned with our interests or the interest of Tianwei Yingli. See “Item 4.A. History and Development of the Company — Restructuring — Joint Venture Contract — Tianwei Yingli’s Management Structure — Right of First Refusal.”

In addition, the Baoding State-Owned Assets Supervision and Administration Commission completed the transfer of all of its equity interest in Tianwei Group, Tianwei Baobian’s controlling shareholder, to China South Industries Group Corporation, or China South. It is unclear how Tianwei Baobian’s business strategy with respect to its shareholding in Tianwei Yingli will change subsequent to the acquisition by China South of Tianwei Group and how such change, if any, will affect the management and operation of Tianwei Yingli.

Furthermore, Tianwei Baobian may exercise the subscription right, and if it exercises the subscription right, it will become a significant shareholder of us. If Tianwei Baobian becomes our shareholder, it will have significant influence over our and Tianwei Yingli’s business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our or Tianwei Yingli’s assets, election of directors and other significant corporate actions. If Tianwei Baobian becomes our shareholder, its interests may not be aligned with ours or our shareholders.

We may not be able to obtain adequate funding to acquire the equity interest in Tianwei Yingli held by Tianwei Baobian.

Under the joint venture contract entered into between Tianwei Baobian and us, Tianwei Baobian may request us to make best efforts to purchase from Tianwei Baobian all but not part of its equity interest in Tianwei Yingli. Upon such request by Tianwei Baobian, we will undertake to use our best efforts to assist Tianwei Baobian in completing the transfer of such equity interest held by Tianwei Baobian. The manner and the price at which Tianwei Baobian sells its equity interest in Tianwei Yingli will be decided by mutual agreement between Tianwei Baobian and us based on the fair market value of its and our equity interest in Tianwei Yingli, respectively, and in accordance with relevant PRC laws and regulations. If the purchase of Tianwei Baobian’s equity interest in Tianwei Yingli is required to be paid in cash, we may not be able to obtain adequate funding in time and on terms acceptable to us, if at all, to pay for such purchase price.

Negative rumors or media coverage of Tianwei Baobian, our affiliates or business partners, could materially and adversely affect our reputation, business and financial condition.

Since all of Tianwei Yingli’s equity interests are held together by us and Tianwei Baobian, negative rumors or media coverage of Tianwei Baobian, whether or not accurate and whether or not applicable to us, may have a material adverse effect on our reputation, business and financial condition. For example, in October 2006, there were news articles containing allegations, among others, that Tianwei Baobian had materially overstated its results of operations related to the export sales of Tianwei Yingli’s PV product components and its local tax rates in its published financial statements. We cannot assure you that there will not be similar or other negative rumors or media coverage related to Tianwei Baobian, our affiliates or business partners in the future.

If the acquirer of the parent of our minority partner in Tianwei Yingli or any affiliate of such acquirer engages in sanctioned activities inconsistent with the laws and policies of other countries, some of our shareholders may divest our shares and prospective investors may decide not to invest in our shares.

The United States and other countries maintain economic and other sanctions against several countries and persons engaged in specified activities, such as support of the proliferation of weapons of mass destruction and of terrorism. The parent company of Tianwei Baobian, which owns 25.99% in our principal operating subsidiary Tianwei Yingli, was acquired by China South. North China Industries Corporation, an affiliate of China South, which was designated by the U.S. State Department under the Iran Nonproliferation Act of 2000 as engaged in the transfer to Iran of equipment and technology having the potential to make a material contribution to the development of weapons of mass destruction. To the extent our affiliates resulted from such acquisition are involved in activities that, if performed by a U.S. person, would be illegal under U.S. sanctions, reputational issues relating to Tianwei Yingli or us may arise. Investors in the United States may choose not to invest in, and to divest any investments in, issuers that are associated even indirectly with sanctioned activities.

Our joint venture partner, Tianwei Baobian, has entered into competing businesses with us which may adversely affect our business, prospects, financial condition and results of operations.

Our joint venture contract with Tianwei Baobian and Tianwei Yingli’s articles of association does not impose non-competition restrictions upon Tianwei Baobian. While Tianwei Baobian’s current principal business is the manufacture of large electricity transformers, Tianwei Baobian has entered into the PV business through investments in various companies that are engaged in the manufacture of polysilicon, ingots, wafers, PV cells or PV modules. As these companies continue to expand their business, they may compete with us for both supply of raw materials and customers and we may not have any legal right to prevent them from doing so. In addition, the parent of Tianwei Baobian has also made investments in the PV business. Because of Tianwei Baobian’s familiarity with and its ability to influence Tianwei Yingli’s business, competition from Tianwei Baobian or its affiliates could have a material adverse effect on our business, prospects, financial condition and results of operations.

The grant of employee share options and other share-based compensation could adversely affect our net income.

We adopted our 2006 stock incentive plan in December 2006. Our board of directors approved in April 2007 and our shareholders approved in May 2007 amendment No. 1 to the 2006 stock incentive plan to increase the number of ordinary shares we are authorized to issue under the 2006 stock incentive plan. Under the 2006 stock incentive plan, as amended, we may grant to our directors, employees and consultants up to 2,715,243 restricted shares and options to purchase up to 5,525,415 of our ordinary shares. As of the date of this annual report, we have granted to 13 executive officers, 176 employees, three non-employee and four independent directors options to purchase 4,829,213 ordinary shares in the aggregate (excluding forfeited options) and an aggregate of 1,566,636 restricted but unvested shares (excluding forfeited restricted shares) to DBS Trustee Limited, or the trustee, for the benefit of 70 directors, officers, employees and one non-employee. See “Item 6.B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — 2006 Stock Incentive Plan.” In accordance with the Financial Accounting Standards Board, or FASB, Statement of Financial Accounting Standard (Revised 2004), Share-Based Payment, or SFAS No. 123R, we account for compensation costs for all share-based awards including share options granted to our directors and employees using a fair-value based method, which may have a material and adverse effect on our reported earnings. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we reduce the scope of our stock incentive plan, we may not be able to attract and retain key personnel, as share options are an important tool to recruit and retain qualified and desirable employees.

New labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The Implementation Rules of the New Labor Contract Law were subsequently promulgated and became effective on September 18, 2008. The PRC government also promulgated the Law on Mediation and Arbitration of Labor Disputes on December 29, 2007, which came into effect on May 1, 2008. The New Labor Contract Law imposes stricter requirements in terms of signing labor contracts, paying remuneration, stipulating probation and penalties and dissolving labor contracts. It also requires the terms of employment contracts to be placed in writing within one month of the commencement of an employment relationship, which may make hiring temporary workers more difficult. These newly enacted labor laws and regulations impose greater liabilities on employers and may significantly increase the costs to an employer if it decides to reduce its workforce. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, which may materially and adversely affect our financial condition and results of operations.

Our results of operations are difficult to predict, and if we do not meet the market expectations, the price of our ADSs or our convertible notes will likely decline.

Our results of operations are difficult to predict and have fluctuated from time to time in the past. We expect that our results of operations may continue to fluctuate from time to time in the future. It is possible that our results of operations in some reporting periods will be below market expectations. Our results of operations will be affected by a number of factors as set forth in “Item 5 — Operating and Financial Review and Prospects.” If our results of operations for a particular reporting period are lower than the market expectations for such reporting period, investors may react negatively, and as a result, the price of our ADSs or our convertible notes may materially decline.

Evaluating our business and prospects may be difficult because of our limited operating history.

There is limited historical information available about us upon which you can base your evaluation of our business and prospects. We started selling PV modules in January 2003 and have experienced a high growth rate since then. As a result, our historical results of operations may not provide a meaningful basis for evaluating our business, financial performance and prospects. We may not be able to achieve a similar growth rate in future periods and at higher volumes. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance. You should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a rapidly developing market.

Our limited intellectual property protection inside and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.

As of the date of this annual report, we had a total of 12 issued patents in China. Other than the know-how available in the public domain, we have developed in-house unpatented technical know-how that we use to manufacture our products. Many elements of our manufacturing processes involve proprietary know-how, technology or data, either developed by us in-house or transferred to us by our equipment suppliers, which are not covered by patents or patent applications, including manufacturing technologies and processes and production line and equipment designs. We rely on a combination of patent, trademark, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Nevertheless, these measures provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or our other intellectual property rights, which could have a material adverse effect on our business, financial condition or results of operations. Policing the unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention as well as our other resources away from our business. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. An adverse determination in any such litigation could result in the loss of our intellectual property rights and may harm our business, prospects and reputation.

We have exported, and expect to continue to export, a substantial portion of our PV products outside of China. Because we do not have, and have not applied for, any patents for our proprietary technologies outside of China, it is possible that others may independently develop substantially equivalent technologies or otherwise gain access to our proprietary technologies and obtain patents for such intellectual properties in other jurisdictions, including the countries to which we export our PV modules. If any third parties are successful in obtaining patents for technologies that are substantially equivalent to or the same as our proprietary technologies in any of our markets before we are and enforce their intellectual property rights against us, our ability to sell products containing the allegedly infringing intellectual property in those markets will be materially and adversely affected. If we are required to stop selling such allegedly infringing products, seek license and pay royalties for the relevant intellectual properties or redesign such products with non-infringing technologies, our business, results of operations and financial condition will be materially and adversely affected.

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

Our future success depends substantially on the continued services of our executive officers, in particular Liansheng Miao, our chief executive officer, Xiangdong Wang, our vice president, Zhiheng Zhao, our vice president, Zongwei Li, our chief financial officer, Seok Jin Lee, our chief operating officer, Dengyuan Song, our chief technology officer, Jingfeng Xiong, our vice president and Stuart Brannigan, our managing director of Europe. We do not maintain key man life insurance on any of our executive officers. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. In addition, if any of our executive officers join a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes were to arise between one of our executive officers and us, we cannot assure you of the extent to which such officer’s employment agreement could be enforced in China.

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

The failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations. Our manufacturing processes generate noise, waste water, gaseous and other industrial wastes and are required to comply with national and local regulations regarding environmental protection. We believe we are currently in compliance with present environmental protection requirements in all material respects, and have obtained all necessary environmental permits other than for the 200-megawatt expansion of Tianwei Yingli’s manufacturing facilities and Yingli China’s 100-megawatt manufacturing facilities, for which we are currently conducting environmental protection acceptance procedures that we expect to complete by the end of July 2009. In addition, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. If we fail to comply with any future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. See “Item 4.B. Business Overview — PRC Government Regulations — Environmental Regulations”.

The ordinary shares underlying our ADSs purchased or received upon the conversion of the convertible notes could become redeemable by us without your approval.

The ordinary shares underlying the ADSs in our issued and outstanding share capital have not been issued and the ordinary shares receivable upon the conversion of the convertible notes will not be issued on the express terms that they are redeemable. However, our board of directors may pass resolutions to allow us to redeem the ordinary shares from the holders and two-thirds of the votes cast by the holders of the ordinary shares may approve such variation of share rights. The minority shareholders will not be able to prevent their share rights being varied in such a way and their ordinary shares could become redeemable by us as a result.

We have adopted a shareholders rights plan, which, together with the other anti-takeover provisions of our articles of association, could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

On May 11, 2007, we adopted our third amended and restated articles of association, which became effective immediately upon completion of our initial public offering in June 2007. Our current articles of association contain provisions that limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. On October 17, 2007, our board of directors adopted a shareholders rights plan, which was amended on June 2, 2008. Under this rights plan, one right was distributed with respect to each of our ordinary shares outstanding at the closing of business on October 26, 2007. These rights entitle the holders to purchase ordinary shares from us at half of the market price at the time of purchase in the event that a person or group obtains ownership of 15% or more of our ordinary shares (including by acquisition of the ADSs representing an ownership interest in the ordinary shares) or enters into an acquisition transaction without the approval of our board of directors.

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

Under our articles of association, a simple majority of the holders of our shares who vote at a general meeting may sub-divide any of our shares into shares of a smaller par value than is fixed by our articles of association, subject to the Companies Law of the Cayman Islands, and may by such resolution determine that, among the shares so sub-divided, some of such shares may have preferred or other rights or restrictions that are different from those applicable to the other such shares resulting from the sub-division. Any sub-divided shares will be allocated on a pro-rated basis among the holders of our shares, and a two-thirds vote of any class of shares having special rights or restrictions as a result of such sub-division will be required to further vary the special rights or restrictions attached to such shares. The purpose of this provision is to give flexibility to the shareholders to vary the share capital by effecting a sub-division and alter the rights attaching to the sub-divided shares in order to facilitate transactions where shareholders provide benefits or contribute assets to the Company in consideration of an enhancement of the rights of their shares rather than an issue of new shares. However, as the minority shareholders will not be able to prevent the majority shareholders from effecting such sub-division and designation of special rights or restrictions, such rights of our majority shareholders may discourage investors making an investment in us, which may have a material adverse effect on the price of our ADSs and the notes.

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

If we are or become a passive foreign investment company, or a PFIC, it could result in adverse U.S. federal income tax consequences to U.S. investors.

We believe that we were not a PFIC for our taxable year ended on December 31, 2008, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If, however, we are or become a PFIC, U.S. investors could be subject to additional U.S. federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. U.S. investors are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

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

In addition, we cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, the Chinese economy experienced high inflation in the second half of 2007 and the first half of 2008. China’s consumer price index soared 7.9% during the six months ended June 30, 2008 as compared to the same period in 2007. To combat inflation and prevent the economy from overheating, the PRC government adopted a number of tightening macroeconomic measures and monetary policies, including increasing interest rates, raising statutory reserve rates for banks and controlling bank lending to certain industries or economic sectors. However, due in part to the impact of the global crisis in financial services and credit markets and other factors, the growth rate of China’s gross domestic product has decreased to 6.8% in the fourth quarter of 2008, down from 11.9% reached in the second quarter of 2007. As a result, beginning in September 2008, among other measures, the PRC government began to loosen macroeconomic measures and monetary policies by reducing interest rates and decreasing the statutory reserve rates for banks. In addition, in November 2008 the PRC government announced an economic stimulus package in the amount of US$586 billion. We cannot assure you that the various macroeconomic measures, monetary policies and economic stimulus package adopted by the PRC government to guide economic growth and the allocation of resources will be effective in sustaining the fast growth rate of the Chinese economy.

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

Uncertainties with respect to the PRC legal system could have a material adverse effect on us.

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

The PRC rule on mergers and acquisitions may subject us to sanctions, fines and other penalties and affect our future business growth through acquisition of complementary business.

On August 8, 2006, six PRC government and regulatory authorities, including the PRC Ministry of Commerce, or the MOFCOM, and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors”, or the M&A Rule, which became effective on September 8, 2006. The M&A Rule, among other things, established procedures and requirements that could make merger and acquisition activities by foreign investors time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share.

Recent PRC regulations relating to overseas investment by PRC residents may restrict our overseas and cross-border investment activities and adversely affect the implementation of our strategy as well as our business and prospects.

In 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued a number of rules regarding offshore investments by PRC residents. The rule currently in effect, the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted Via Offshore Special Purpose Companies, known as SAFE Notice 75, was issued in October 2005 and the complementation procedures of such rules have been further clarified by Circular No. 106 issued by SAFE on May 29, 2007. SAFE Notice 75 requires PRC residents to register with and/or receive approvals from SAFE in connection with certain offshore investment activities. Since we are a Cayman Islands company that is controlled by Yingli Power Holding Company Ltd., whose controlling shareholder is Mr. Liansheng Miao, our chairperson and chief executive officer and a PRC resident, Mr. Miao is subject to the registration requirements under SAFE Notice 75.

Mr. Miao made the requisite SAFE registration with respect to his investment in Yingli Power Holding Company Ltd. and us in August 2006. Mr. Miao amended his SAFE registration in June 2007 and January 2008, in connection with our initial public offering in June 2007 and the secondary and convertible senior notes offerings in December 2007, respectively. We have requested our other beneficial owners who are PRC residents to make the necessary applications and filings in connection with our initial public offering and secondary offering as required under SAFE Notice 75 and its implementation rules. However, we cannot assure you that all of our beneficial owners who are PRC residents have complied with our request to apply for or obtain any registrations or approvals required under these or other regulations or legislation.

If Mr. Miao or any of our other beneficial owners who are PRC residents fails to comply with the registration procedures set forth in SAFE Notice 75, Mr. Miao or such beneficial owner who is a PRC resident could be subject to fines and legal penalties and Tianwei Yingli could face restrictions on its foreign currency exchange activities, including the payment of dividends and other distributions to its equity interest holders and Tianwei Yingli’s ability to receive capital from us. Any of these events could materially and adversely affect our results of operations, acquisition opportunities, financing alternatives and our ability to pay dividends to our shareholders. See “Item 4.B. Business Overview — PRC Government Regulations — Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions”.

Dividends we may receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.

The Enterprise Income Tax Law, or the EIT Law, provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises”, to the extent such dividends are derived from sources within the PRC, and the State Council has reduced such rate to 10% through the implementation rules. Furthermore, a circular issued by the Ministry of Finance and the State Administration of Taxation on February 22, 2008 stipulates that undistributed earnings generated prior to January 1, 2008 are exempt from enterprise income tax. We are a Cayman Islands holding company and Yingli International is a British Virgin Islands intermediate holding company. Substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends paid to us in respect of earnings accumulated beginning on January 1, 2008 by our subsidiaries in China, if any, will be subject to the 10% income tax if we are considered as “non-resident enterprises” under the EIT Law. If we are subject under the EIT Law to such 10% income tax for any dividends we may receive from our subsidiaries, it will materially and adversely increase our income tax expense.

We and some of our subsidiaries may be deemed resident enterprises under the EIT Law and be subject to PRC taxation as to our worldwide income.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules for the EIT Law issued by the State Council, “de facto management” is defined as “substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties and other factors.” Under the implementation rules for the EIT Law issued by the State Council, a “de facto management body” is defined as a body that has substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties and other factors of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular which sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. If the PRC tax authorities determine that Yingli Green Energy and some of our subsidiaries, such as Yingli International, Yingli Capital, Yingli Hong Kong, Cyber Power and Cyber Lighting, are PRC resident enterprises, we and such subsidiaries may be subject to the enterprise income tax at the rate of 25% as to our global income, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us would be exempt from the PRC dividend withholding tax, since such income distribution is exempted under the EIT Law if paid to PRC resident recipients.

Dividend payable by us to non-PRC holders of our ordinary shares or ADS and gain on the sale of our ordinary shares or ADSs may become subject to taxes under PRC tax laws.

Under the EIT Law and implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to payments of dividends to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such payments of dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to the 10% PRC income tax if such gain constitutes income derived from sources within the PRC. It is currently unclear what constitutes income derived from sources within the PRC. Therefore, it is unclear whether dividends we may pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether non-PRC holders of our ordinary shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or regions.

If we are required under the EIT Law to withhold PRC income tax on dividends payable to non-PRC holders of our ordinary shares or ADSs, or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

Restrictions on currency exchange may limit our ability to receive dividends from Tianwei Yingli, Yingli China and Yingli Beijing and their ability to obtain overseas financing.

Under the Foreign Currency Administration Rules, the foreign exchange incomes of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. Tianwei Yingli, Yingli China and Yingli Beijing are able to pay dividends to their shareholders, including us, in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions, including payment of such dividends.

Foreign exchange transactions for capital account items, such as direct equity investments, loans and repatriation of investments, by Tianwei Yingli, Yingli China and Yingli Beijing continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including SAFE. In particular, if Tianwei Yingli, Yingli China or Yingli Beijing borrows foreign currency-denominated loans from us or other foreign lenders, these loans must be registered with the local offices of SAFE. These limitations could affect their ability to obtain additional equity or debt funding that is denominated in foreign currencies.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from making additional capital contributions or loans to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to Tianwei Yingli, Yingli China or Yingli Beijing, our PRC subsidiaries, are subject to PRC regulations. For example, any of our loans to our PRC subsidiaries cannot exceed the difference between the total amount of investment our PRC subsidiaries are approved to make under relevant PRC laws and the respective registered capital of our PRC subsidiaries, and must be registered with the local branch of SAFE as a procedural matter. In addition, our capital contributions to our PRC subsidiaries must be approved by MOFCOM or its local counterpart. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our PRC subsidiaries or to fund their operations may be negatively affected, which could adversely affect their liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

In addition, our capital contributions and, in limited circumstances, loans, to Tianwei Yingli are also subject to approvals by Tianwei Baobian, the holder of the minority equity interest in Tianwei Yingli. See “Item 4.A. History and Development of the Company — Joint Venture Contract — Increase or Reduction of Tianwei Yingli’s Registered Capital.”

We rely principally on dividends and other distributions on equity paid by our PRC operating subsidiaries, including Tianwei Yingli and Yingli China, and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations.

We are a holding company and we rely principally on dividends and other distributions on equity paid by our PRC operating subsidiaries, including Tianwei Yingli and Yingli China, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If Tianwei Yingli or Yingli China incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

As entities established in China, Tianwei Yingli and Yingli China are subject to certain limitations with respect to dividend payments. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Following its conversion into a Sino-foreign equity joint venture, Tianwei Yingli is also required to set aside each year a percentage, as decided by its board of directors, of its after-tax profits based on PRC accounting standards to its reserve fund, enterprise development fund and employee bonus and welfare fund. As of December 31, 2008, such restricted reserves of Tianwei Yingli amounted to RMB 144.1 million (US$21.1 million) and its accumulated profits that were unrestricted and were available for distribution amounted to RMB 1,940.2 million (US$284.4 million). As a foreign investment enterprise, Yingli China is required to allocate at least 10% of its after-tax profits to its reserve fund and employee bonus and welfare fund until the cumulative amount of such reserve fund reaches 50% of its registered capital. These reserve funds may not be distributed as cash dividends. As of December 31, 2008, such restricted reserves of Yingli China amounted to RMB 0.2 million (US$0.02 million) and its accumulated profits that were unrestricted and were available for distribution amounted to RMB 1.5 million (US$0.2 million). In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Limitations on the ability of Tianwei Yingli or Yingli China to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. Accordingly, if for any of the above or other reasons, we do not receive dividends from Tianwei Yingli or Yingli China, our liquidity, financial condition and ability to make dividend distributions to our shareholders will be materially and adversely affected.

SAFE rules and regulations may limit our ability to convert and transfer the net proceeds from our financings to our PRC subsidiaries, which may adversely affect the business expansions of our PRC subsidiaries, and we may not be able to convert the net proceeds from our financings into Renminbi to invest in or acquire any other PRC companies.

On August 29, 2008, SAFE promulgated Circular 142, or SAFE Notice 142, a notice regulating the conversion by a foreign invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Notice 142 may result in severe penalties, such as heavy fines. As SAFE Notice 142 may significantly limit our ability to transfer the net proceeds from our financings to our PRC subsidiaries, the business expansions of our PRC subsidiaries may be adversely affected. In addition, we may not be able to convert the net proceeds from our financings into Renminbi to invest in or acquire any other PRC companies.

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

We have contacted the Baoding branch of SAFE and attempted to submit documents prepared for their registration. The officials at the local SAFE branch in Baoding acknowledged receipt of such documents but refused to indicate whether they would affect the registration under the Stock Option Rule. We are seeking further guidance from the relevant government authorities and will promptly take all steps to comply with their requirements when they become available. To date, we have not received any notice from SAFE or its local branch in Baoding regarding any legal sanctions to us or our employees. If it is determined that our employee stock option plan is subject to the Stock Option Rule, failure to comply with such provisions may subject us and the participants of our employee stock option plan who are PRC citizens to fines and legal sanctions and prevent us from further granting options under our employee stock option plan to our employees, which could adversely affect our business operations.

We face risks related to health epidemics and other outbreaks of contagious diseases, including avian influenza, or avian flu, swine influenza, or swine flu, and Severe Acute Respiratory Syndrome, or SARS.

Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. During 2007 and early 2008, there have been reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. Since April 2009, there have been reports on the occurrences of swine flu, caused by the H1N1 virus, in Mexico, the United States, China and certain other countries and regions around the world. An outbreak of avian flu or swine flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These outbreaks of contagious diseases, and other adverse public health developments in China, would have a material adverse effect on our business operations. These could include restrictions on our ability to travel or to ship our products outside of China, as well as cause temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, swine flu, SARS or any other epidemic.

Risks Related to Our ADSs

The market price for our ADSs has been volatile.

The market price for our ADSs has been and will continue to be highly volatile. Since our ADSs became listed on the NYSE on June 8, 2007, the trading prices of our ADSs have ranged from US$2.50 to US$41.50 per ADS, and the last reported trading price on June 12, 2009 was US$13.76 per ADS. The price of our ADSs may continue to fluctuate in response to factors including the following:

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

Sales of our ADSs in the public market in the future, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report, we had 129,989,700 ordinary shares outstanding, including 74,574,434 ordinary shares represented by ADSs. All ADSs sold in our initial public offering and the secondary offering are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. All of the remaining ordinary shares outstanding are, subject to the applicable requirements of Rule 144 under the Securities Act, available for sale. Under the terms of the note purchase agreement with Trustbridge, we have agreed to issue up to an aggregate amount of US$50 million of senior secured convertible notes due 2012 to Trustbridge or its affiliates. We will issue an aggregate of 11,466,574 ordinary shares to Trustbridge or its affiliates upon the conversion of our senior secured convertible notes, assuming the issuance of an aggregate of US$50 million of the senior secured convertible notes and all such notes are converted at the adjusted conversion rate of 22,933.1499 ordinary shares per US$100,000 in principal amount of the senior secured convertible notes. In June 2009, we issued 2,000,000 ordinary shares to Trustbridge as a result of the conversion of approximately US$8.7 million of the senior secured convertible notes. As of the date of this annual report, approximately US$11.3 million of the senior secured convertible notes were outstanding. In connection with a credit agreement between Yingli Capital and ADM Capital, we have issued 4,125,000 warrants to ADM Capital under the terms of a warrant agreement entered into in April 2009. Each warrant provides for the right to acquire one ordinary share at an initial strike price of US$5.64, which is based on the 20-trading day volume weighted average closing price per ADS on the New York Stock Exchange for the period prior to the issuance of the warrant, subject to customary anti-dilution and similar adjustments. We may at our discretion settle the warrants in cash, ordinary shares or a mix of cash and ordinary shares. All ordinary shares issued in connection with conversion of our senior secured convertible notes or the settlement in shares of any warrants granted to ADM Capital will be available for sale promptly after issuance, subject to compliance with applicable securities laws and rules.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. As a holder of ADSs, you will not be treated as one of our shareholders and you will not have shareholder rights. Instead, the depositary will be treated as the holder of the shares underlying your ADSs. However, you may exercise some shareholders’ rights through the depositary, and you will have the right to withdraw the shares underlying your ADSs from the deposit facility.

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

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States and a substantial majority of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state. In addition, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon the securities laws of the United States or any state.

Item 4.	Information on the Company

A.	History and Development of the Company

History

Our predecessor and current principal operating subsidiary, Tianwei Yingli, was established as a PRC limited liability company in August 1998. The initial holders of equity interests in Tianwei Yingli included Yingli Group, and Baoding Gaoxin District Development Co., Ltd., a PRC company engaged in project investment and development in the national high-tech zone in the Baoding area which is wholly owned by the Management Committee of Baoding Gaoxin District, a local government agency. Mr. Liansheng Miao is the founder of Yingli Group and currently holds 100% equity interest in Yingli Group. Through a series of equity transfers among holders of Tianwei Yingli’s equity interests and additional equity contributions into Tianwei Yingli from 1998 to 2005, Tianwei Baobian and Yingli Group became the only two holders of equity interests in Tianwei Yingli as of December 9, 2005 and held 51% and 49% equity interest in Tianwei Yingli, respectively, until the restructuring described below.

In 2002, Tianwei Yingli established Chengdu Yingli in Chengdu, Sichuan, China, together with unrelated parties, with Tianwei Yingli initially holding a 55% equity interest in Chengdu Yingli. Chengdu Yingli sells and installs PV systems. In May 2004, Tianwei Yingli acquired an additional 9% equity interest and increased its equity interest in Chengdu Yingli to 64%. In July 2007, we acquired the remaining 36% equity interest and increased our equity interest in Chengdu Yingli to 100%. In 2004, Tianwei Yingli acquired a 10% equity interest in Tibetan Yingli. Tibetan Yingli sells and installs PV systems. In September 2005, Tianwei Yingli acquired an additional 40% of the equity interest in Tibetan Yingli and increased its equity interest in Tibetan Yingli to 50%. In September 2004, Tibetan Yingli established Tibetan Keguang Industrial and Trading Corporation Limited, or Tibetan Keguang, a PRC limited liability company. The principal business of Tibetan Keguang is the assembly of PV modules. In July 2007, we acquired a 30% equity interest in Dongfa Tianying for RMB 3.0 million. Dongfa Tianying manufactures and sells tempered glass and accessories. We sold our equity interest in Dongfa Tianying in April 2009. In August 2007, we established Yingli Green Energy (International) Holding Company Limited, or Yingli International, a British Virgin Islands company limited by shares as our wholly-owned subsidiary. Yingli International is primarily engaged in the sales and marketing of PV products and relevant accessories and investment in renewable energy projects. In October 2007, we established Yingli Energy (China) Company Ltd., or Yingli China, a PRC limited liability company, as our indirectly wholly-owned subsidiary. Yingli China is primarily engaged in the research, manufacturing, sale and installation of renewable energy products. In November 2007, we established Yingli Green Energy Europe GmbH, or Yingli Europe, a German limited liability company, as our indirectly wholly-owned subsidiary. Yingli Europe is primarily engaged in the sale and marketing of PV products and relevant accessories in

Europe. In November 2007, we also established Yingli Energy (Beijing) Co., Ltd., or Yingli Beijing, a PRC limited liability company, with Yingli International holding 90% equity interest in Yingli Beijing. Yingli Beijing is primarily engaged in the sale and manufacture of PV modules and PV systems. In December 2007, we established Yingli Green Energy Greece Sales GmbH, or Yingli Greece, a German limited liability company, with Yingli International holding 60% equity interest in Yingli Greece. Yingli Greece is primarily engaged in the production, sale and marketing of PV products and relevant products in Greece, Cyprus, the Balkans and the Middle East.

In February 2008, we established Yingli Shuntong (Beijing) International Forwarder Corporation Limited, or Yingli Shuntong, a PRC limited liability company, as a wholly-owned subsidiary of Yingli Beijing. Yingli Shuntong is primarily engaged in freight logistic services. In July 2008, we established Yingli Green Energy Capital Holding Company Limited, or Yingli Capital, a British Virgin Islands company limited by shares, as our wholly-owned subsidiary. Yingli Capital is principally engaged in the investment in renewable energy, provision of financing services and execution of other commercial and financing services. In August 2008, we established Yingli Green Energy Capital Holding (Hong Kong) Company Limited, or Yingli Hong Kong, a company incorporated in Hong Kong, as a wholly-owned subsidiary of Yingli Capital. The principal business of Yingli Hong Kong is investment in renewable energy, provision of financing services and execution of other commercial and financing activities. In January 2009, we completed the acquisition of Cyber Power Group Limited, or Cyber Power, which, through its principal operating subsidiary in China, Fine Silicon Co., Ltd., is expected to begin trial production of solar-grade polysilicon by the end of 2009 or early 2010. See “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions — Cyber Power Acquisition and Issuance of Senior Secured Convertible Notes.”

In May 2009, we established Yingli Green Energy International Trading Limited, or YGE International Trading, as a wholly-owned subsidiary of Yingli China, and Yingli Green Energy Hong Kong Trading Limited, or Yingli HK Trading, as a wholly-owned subsidiary of Tianwei Yingli. Each of YGE International Trading and Yingli HK Trading is a Hong Kong limited liability company. The principal business of both YGE International Trading and Yingli HK Trading is the sale of PV products and purchase of raw materials. In May 2009, we also invested in and became a holder of a 10% equity interest in Beijing Zhongjieneng Badaling Photovoltaic Generation Technology Co., Ltd., a PRC company engaged in the development of photovoltaic electricity generation technologies.

Our principal executive offices are located at No. 3055 Middle Fuxing Road, Baoding, Hebei Province, People’s Republic of China. Our telephone number at this address is (86 312) 8929-700 and our fax number is (86 312) 3151-880. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, New York, New York 10017. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.yinglisolar.com. The information contained on our website is not part of this annual report.

We had capital expenditures of RMB 254.8 million, RMB 976.3 million and RMB 2,036.3 million (US$298.5 million) in 2006, 2007 and 2008, respectively. As of December 31, 2008, we committed an aggregate of RMB 960.6 million (US$140.8 million) to purchase property, plant and equipment for our capacity expansion. Our capital expenditures were used primarily to build manufacturing facilities for our PV products. We estimate that we will make capital expenditures in 2009 in the aggregate of approximately RMB 2.4 billion, which will be used primarily to build manufacturing facilities for our PV products and the manufacture of polysilicon. We currently plan to increase our overall annual manufacturing capacity of each of polysilicon ingots and wafers, PV cells and PV modules to 600 megawatts in the third quarter of 2009 and to establish in-house polysilicon manufacturing facilities. We plan to fund part of the capital expenditures for these plans with additional borrowings from third parties, including banks, and if any, cash from operations.

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

•	On June 7, 2006, Yingli Power was established in the British Virgin Islands by its sole shareholder, Mr. Liansheng Miao;

•	On August 7, 2006, in connection with the incorporation of Yingli Green Energy, Yingli Power subscribed for 50 million of our ordinary shares at par value of US$0.01 per share and became our sole shareholder. On September 25, 2006, Yingli Power subscribed for an additional 9.8 million of our ordinary shares for a consideration of US$0.1 million;

•	On August 9, 2006, Yingli Group and Tianwei Baobian made additional equity contributions to Tianwei Yingli, as a result of which, (i) the registered capital of Tianwei Yingli was increased from RMB 75 million to RMB 100 million; (ii) Yingli Group increased its equity interest in Tianwei Yingli from 49% to 51%; and (iii) the equity interest of Tianwei Baobian in Tianwei Yingli was correspondingly decreased from 51% to 49%;

•	On August 25, 2006, we entered into a Sino-foreign equity joint venture company contract with Tianwei Baobian under which we granted to Tianwei Baobian a right to subscribe for newly issued ordinary shares of us in exchange for all but not part of Tianwei Baobian’s equity interest in Tianwei Yingli. Tianwei Baobian may exercise this subscription right only after certain conditions (as described below) are satisfied; and

•	On September 5, 2006, Yingli Group transferred all of its 51% equity interest in Tianwei Yingli to us in a transaction between entities under common control for cash consideration of approximately RMB 134.6 million (US$17 million as translated at the applicable rate at the historical transaction date). As a result of such transfer, Tianwei Yingli became our subsidiary. For financial statements reporting purposes, Tianwei Yingli is deemed to be our predecessor.

Private Equity Investments and Other Financings Following the Restructuring

•	On September 28, 2006, we issued to Inspiration Partners Limited 8,081,081 Series A preferred shares for an aggregate purchase price of approximately US$17.0 million. On the same date, we also issued to TB Management Ltd., an affiliate of Inspiration Partners Limited, a warrant to purchase 678,811 of our ordinary shares at an exercise price of US$2.10 per share, which has since been transferred to its affiliate, Fairdeal Development Ltd., and which was exercised on May 23, 2007. All outstanding Series A preferred shares held by Inspiration Partners Limited were automatically convertible into our ordinary shares upon the completion of our initial public offering at a conversion ratio of one-to-one, subject to certain anti-dilution provisions. The proceeds from the issuance and sale of the Series A preferred shares were used to finance the transfer to us of the 51% equity interest in Tianwei Yingli held by Yingli Group. Upon the completion of our initial public offering, all of our Series A preferred shares were converted into our ordinary shares on a one-for-one basis.

•	On November 13, 2006, we issued interest-bearing mandatory redeemable bonds and mandatory convertible bonds to Yingli Power in the aggregate principal amount of US$85 million and at an issue price equal to 98.75% of such aggregate principal amount. The mandatory redeemable bonds in the principal amount of US$38 million were required to be redeemed at their principal amount upon the completion of our initial public offering. The mandatory convertible bonds in the principal amount of US$47 million were automatically convertible into our equity interest at an aggregate value equal to the value of a 3.73% effective equity interest in Tianwei Yingli at the time of the conversion upon the completion of our initial public offering. The net proceeds from these bonds were used (i) up to US$62 million, to increase our equity interest in Tianwei Yingli from 53.98% to 62.13% (which event occurred on December 18, 2006), (ii) up to US$17 million, to further increase our equity interest in Tianwei Yingli, (iii) US$4.5 million to be held in a restricted account to be used to service the first three interest payments falling due under these bonds and (iv) the remaining proceeds for general corporate purpose and working capital. Upon the completion of our initial public offering in June 2007, we redeemed the mandatory redeemable bonds and issued 5,340,088 of our ordinary shares to Yingli Power upon conversion of the mandatory convertible bonds.

•	In connection with the issuance of these bonds, on November 13, 2006, our controlling shareholder, Yingli Power, issued to Deutsche Bank AG, Singapore Branch, floating rate notes in the aggregate principal amount of US$85 million and at an issue price equal to 98.75% of such aggregate principal amount. The floating rate notes consisted of US$55 million mandatory redeemable notes and US$30 million mandatory exchangeable notes exchangeable into equity interests in us at an aggregate value substantially equal to the value of a 3.73% equity interest in Tianwei Yingli at the time of the exchange upon the completion of our initial public offering, the terms of which (other than the allocation of the principal amounts between the redeemable and convertible or exchangeable portions) were substantially similar to the terms of the mandatory redeemable bonds and the mandatory convertible bonds issued by us to Yingli Power. Yingli Power used the proceeds from the issuance of the floating rate notes to subscribe for the mandatory redeemable bonds and the mandatory convertible bonds issued by us. Yingli Power pledged to Deutsche Bank AG, Singapore Branch all of its then existing equity interest in us and its other tangible and intangible asset as collateral for its obligations under these floating rate notes. Upon the completion of our initial public offering in June 2007, Yingli Power redeemed the mandatory redeemable notes and delivered 4,612,816 of our ordinary shares to Deutsche Bank AG, Singapore Branch, and several underlying investors of these notes upon exchange of the mandatory exchangeable notes.

•	On October 10, 2006, we amended the joint venture contract with Tianwei Baobian to make an equity contribution of US$17 million to Tianwei Yingli. The equity contribution was consummated on November 20, 2006, which increased our equity interest in Tianwei Yingli to 53.98% from 51%. This equity contribution was funded with advance payments in an aggregate amount of US$17 million from three of our Series B preferred shareholders described below.

•	On November 13, 2006, we further amended the joint venture contract with Tianwei Baobian to make an additional equity contribution of US$62 million to Tianwei Yingli. The equity contribution was consummated on December 18, 2006 and was funded with proceeds from the issuance of the mandatory convertible bonds and the mandatory redeemable bonds. This equity contribution increased our equity interest in Tianwei Yingli to 62.13% from 53.98%.

•	During the period from December 20, 2006 through January 13, 2007, we issued to Baytree Investments (Mauritius) Pte Ltd, or Baytree Investments, an affiliate of Temasek Holdings (Private) Limited, and 13 other investors, including J.P. Morgan Securities Ltd., a total of 24,405,377 Series B preferred shares for an aggregate purchase price of US$118 million, or at US$4.835 per share. Upon our initial public offering, all of our Series B preferred shares were converted into our ordinary shares on a one-for-one basis.

•	On December 18, 2006, we further amended the joint venture contract with Tianwei Baobian for us to make an additional equity contribution of US$118 million to Tianwei Yingli. The equity contribution was consummated on June 20, 2007 and was funded with proceeds from the Series B and the other financings. This equity contribution increased our equity interest in Tianwei Yingli to 70.11% from 62.13%.

•	On September 28, 2007, we further amended the joint venture contract with Tianwei Baobian to make an additional equity contribution of the U.S. dollar equivalent of RMB 1,750.84 million to Tianwei Yingli, increasing Tianwei Yingli’s registered capital from RMB 1,624.38 million to RMB 3,375.22 million. The equity contribution was consummated on March 14, 2008 and was funded with part of the proceeds from our initial public offering. This equity contribution increased our equity interest in Tianwei Yingli to 74.01% from 70.11%.

•	In connection with a convertible loan to Tianwei Yingli from China Foreign Economic and Trade & Investment Co., Ltd., or FOTIC, a trust and investment company established in China, FOTIC acted as a nominee for certain third-party individuals. This convertible loan was made on May 17, 2006. Under a repayment and termination agreement dated December 29, 2006 among Tianwei Yingli, FOTIC, China Sunshine Investment Co., Ltd., or China Sunshine, a British Virgin Islands investment holding company, and us, Tianwei Yingli repaid the convertible loan in the principal amount of RMB 85.6 million plus accrued interest of RMB 4.3 million on December 29, 2006. As a condition of repayment, under the repayment and termination agreement, we issued on December 29, 2006 to China Sunshine a warrant to purchase 2,068,252 of our ordinary shares at an exercise price of US$4.835 per share. On February 2, 2007,

China Sunshine fully exercised this warrant at an exercise price per share of US$4.835 and purchased 2,068,252 of our ordinary shares.

Our Initial Public Offering

On June 13, 2007, we completed our initial public offering, in which we offered and sold 26,550,000 ordinary shares in the form of ADSs, raising US$274.5 million in proceeds before expenses to us, and Yingli Power sold 2,450,000 ordinary shares in the form of ADSs. Upon the exercise of the underwriters’ option to purchase additional ADSs, certain of our Series A and Series B shareholders sold an aggregate of 500,000 ordinary shares in the form of ADSs.

Our Convertible Senior Notes Offering and Secondary Offering

In December 2007, we completed our convertible senior notes offering and secondary offering, in which we offered and sold an aggregate principal amount of US$172.5 million zero coupon convertible senior notes due 2012 and raised an aggregate of US$168.2 million in proceeds, before expenses, and several of our shareholders sold an aggregate of 6,440,000 ordinary shares in the form of ADSs.

Our Guaranteed Senior Secured Convertible Notes

In January 2009, we entered into a note purchase agreement with Trustbridge, under the terms of which we have agreed to issue up to an aggregate amount of US$50 million of senior secured convertible notes due 2012 to Trustbridge or its affiliate. See “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions — Cyber Power Acquisition and Issuance of Senior Secured Convertible Notes.”

ADM Capital Warrants

In January 2009, Yingli China entered into a credit agreement with ADM Capital, which closed in April 2009. Under the terms of the credit agreement, ADM Capital provided Yingli China with a three-year loan facility of US$50.0 million for its production capacity expansion and general corporate uses. In connection with the closing of the credit agreement, we entered into a warrant agreement whereby we issued to ADM Capital 4,125,000 warrants. Each warrant provides for the right to acquire one ordinary share at an initial strike price of US$5.64, which is based on the 20-trading day volume weighted average closing price per ADS on the New York Stock Exchange for the period prior to the issuance of the warrant, subject to customary anti-dilution and similar adjustments. See “Item 5.F. Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations.”

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

Subscription Right

Under the joint venture contract, we granted to Tianwei Baobian a right to subscribe for ordinary shares newly issued by us in exchange for all but not part of Tianwei Baobian’s equity interest in Tianwei Yingli. Tianwei Baobian may exercise the subscription right if, and only if, the following conditions are satisfied:

•	we have completed our initial public offering;

•	our ordinary shares are listed on a qualified securities exchange, which is defined under the joint venture contract to include, among others, the NYSE; and

•	Tianwei Baobian or its affiliates obtains all necessary approvals from relevant PRC government authorities for acquiring our ordinary shares as a result of exercising the subscription right.

Subject to applicable laws in the PRC, the Cayman Islands, any jurisdiction in which our ordinary shares are listed and any jurisdiction in which a qualified securities exchange, including the NYSE, is located and further subject to the listing rules of such exchange, Tianwei Baobian may exercise the subscription right by sending a written notice to us within one month following the first date on which all conditions listed above are satisfied, accompanied by copies of related approvals and opinion of counsel.

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

In addition, Tianwei Baobian may request us to make best efforts to purchase from Tianwei Baobian all but not part of its equity interest in Tianwei Yingli. Upon such request by Tianwei Baobian, we will undertake to use our best efforts to assist Tianwei Baobian in completing the transfer of such equity interest held by Tianwei Baobian. The manner and the price at which Tianwei Baobian sells its equity interest in Tianwei Yingli will be decided by mutual agreement between Tianwei Baobian and us based on the fair market value of its and our equity interest in Tianwei Yingli, respectively, and in accordance with relevant PRC laws and regulations.

Tianwei Yingli’s Registered Capital

Tianwei Yingli currently has a registered capital of RMB 3,375.2 million. We currently hold 74.01% of Tianwei Yingli’s equity interest, and Tianwei Baobian currently holds the remaining 25.99%. The registered capital of a company refers to the total amount of the capital subscribed by the equity interest holders of such company, as registered with relevant authorities. A shareholder of a company is entitled to the rights to and interests in such company in proportion to the fully paid amount of the registered capital of such company for which such shareholder subscribes or as otherwise agreed among the shareholders of such company. Such rights and interests include the rights to nominate directors to the board and receive dividends in proportion to the fully paid amount of the registered capital subscribed by such equity interest holders or as otherwise agreed among such equity interest holders. Under the PRC law, the rights and interests of a shareholder to a limited liability company are generally referred to as “equity interest.”

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

Under the Company Law and other relevant PRC laws and regulations, the business license of a company may be terminated, cancelled or revoked by the relevant registration authority if such company:

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

Overview

We are one of the leading vertically integrated photovoltaic, or PV, product manufacturers in the world. We design, manufacture and sell PV modules, and design, assemble, sell and install PV systems. With an overall annual manufacturing capacity of 400 megawatts for each of polysilicon ingots and wafers, PV cells and PV modules as of the date of this annual report, we believe we are currently one of the largest manufacturers of PV products in the world as measured by annual manufacturing capacity. Except for the production of polysilicon materials, which we plan to begin on a trial basis by the end of 2009 or early 2010, our current products and services substantially cover the entire PV industry value chain, ranging from the manufacture of multicrystalline polysilicon ingots and wafers, PV cells and PV modules to the manufacture of PV systems and the installation of PV systems. We believe we are one of the largest PV companies in the world to have adopted a vertically integrated business model. Our end-products include PV modules and PV systems in different sizes and power outputs. We sell PV modules under our own brand names, Yingli and Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Spain, Germany, the United States and China.

In 2002, we began producing PV modules with an initial annual manufacturing capacity of three megawatts and have significantly expanded production capacities of our PV products in the past six years to the current level. We currently plan to expand our overall annual manufacturing capacity of each of polysilicon ingots and wafers, PV cells and PV modules to 600 megawatts in the third quarter of 2009. In addition, in January 2009, we completed the acquisition of Cyber Power, which, through its principal operating subsidiary in China, Fine Silicon Co., Ltd., is expected to begin trial production of solar-grade polysilicon by the end of 2009 or early 2010.

Historically, we have sold and installed PV systems in the western regions of China where substantial government-subsidized rural electrification projects are underway. We also sell PV systems to mobile communications service providers in China for use across China and plan to export our PV systems into major international markets such as Germany, Spain, Italy and the United States. In order to promote the export of our PV systems, we have participated in the design and installation of large PV system projects undertaken by our customers overseas. Historically, sales of PV systems by us have not been significant. However, we expect our sales of PV systems to increase although we expect such sales to remain relatively insignificant as a percentage of our net revenues in the near term.

Our Products and Services

Our products and services include the manufacture of polysilicon ingots and wafers, PV cells, PV modules and integrated PV systems, which encompass substantially the entire PV industry value chain, with the manufacture of polysilicon feedstock being the only significant exception. In January 2009, we acquired Cyber Power, a development stage enterprise with plans to begin production of solar-grade polysilicon. However, we do not expect to begin trial production until the end of 2009 or early 2010 and we do not expect to have a polysilicon production capacity that meets our polysilicon needs in the near future.

Polysilicon Ingots and Blocks

A polysilicon ingot is formed by melting, purifying and solidifying polysilicon feedstock into a brick-shaped ingot. Most of our ingots weigh up to 270 kilograms and reach the size of 690 millimeters x 690 millimeters x 250 millimeters. We began producing 400 kilogram multicrystalline polysilicon ingots with the size of 840 millimeters x 840 millimeters x 250 millimeters in March 2008. The polysilicon ingots are then cut into blocks. Our polysilicon blocks are generally available in the size of 156 millimeters x 156 millimeters x 209 millimeters. We use our polysilicon blocks to produce polysilicon wafers.

Polysilicon Wafers

The polysilicon blocks are then sliced into wafers with wire saws. Thinner wafers enable a more efficient use of polysilicon, and thus lower the cost per watt of power produced. The thickness of our wafers decreased from 220 microns in 2006 to 180 microns as of December 31, 2008. The diameter of our wires decreased from 140 microns in 2006 to 120 microns as of December 31, 2008. Our wafers are generally available in the size of 156 millimeters x 156 millimeters. At times historically, when, we had produced an excess amount of wafers as a result of the disparity in our wafer manufacturing capacity and the PV cell capacity, we provided the excess wafers to third-party toll manufacturers which processed wafers into PV cells and return the PV cells to us for a processing fee under toll manufacturing arrangements. Having attained annual manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules of 200 megawatts in July 2007, our PV cell production has reached the same level as our wafer and PV module production through the ramp-up of our manufacturing capacity. Therefore, we expect to use toll manufacturing arrangements only in limited circumstances, such as to fill potential shortfalls in manufacturing capacity along the product chain until the disparity between our wafer manufacturing capacity and the PV cell manufacturing capacity is resolved. We sent approximately 40.8%, 5.8% and nil of our polysilicon wafer output to third-party toll manufacturers for processing into PV cells in 2006, 2007 and, 2008, respectively.

PV Cells

A PV cell is a device made from a polysilicon wafer that converts sunlight into electricity by a process known as the photovoltaic effect. The conversion efficiency of a PV cell is the ratio of electrical energy produced by the cell to the energy from sunlight that reaches the cell. The conversion efficiency of PV cells is determined to a large extent by the quality of wafers used to produce the PV cells, which is, in turn, determined by the mix of different types of polysilicon raw materials used in the ingot casting process. As a substantially vertically integrated PV product manufacturer, we have sought to optimize the ratio of expensive high-purity polysilicon to cheaper polysilicon scraps used in our feedstock mix so as to minimize production cost while we continue to improve our cell conversion efficiency rates. Our average conversion efficiency was 14.5%, 15.2% and 15.6% in 2006, 2007 and 2008, respectively. As of December 31, 2008, the average conversion efficiency for our multicrystalline PV cells was 15.8%, which we believe is within the range of industry standards.

We generally use all of our PV cells in the production of our PV modules.

PV Modules

A PV module is an assembly of PV cells that are electrically interconnected, laminated and framed in a durable and weatherproof package. Currently, most of our PV modules are made with PV cells produced by us. When we had used toll manufacturing arrangements, most of our PV modules produced by third-party PV cell manufacturers under toll manufacturing arrangements used polysilicon wafers produced by us, while the raw materials used by toll manufacturers were usually supplied by an outsourcing company in order to control output quality. A small portion of our PV modules is made with PV cells provided by third-party suppliers. Our PV modules are made with a frame design that we believe enhances their ability to withstand strong wind and vibrations. A majority of PV modules produced by us have outputs ranging from 150 to 230 watts. The following table sets forth the major types of modules produced by us:

			Optimum
		Maximum	Operating
Dimensions	Weight	Power	Voltage
(mm x mm)	(Kilograms)	(Watts)	(Volts)

1310 x 990	15.8	150 — 185	23
1335 x 990	16.3	150 — 185	23
1650 x 990	19.8	200 — 230	29
1650 x 1030	20.1	200 — 230	29

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

Manufacturing

We started producing PV modules in 2002 and started producing polysilicon ingots and wafers in October 2003 and PV cells in March 2004. As of the date of this annual report, we have the capacity to produce up to 400 megawatts each of polysilicon ingots and wafers, PV cells and PV modules per year. We use our polysilicon wafers and PV cells as materials in the production of PV modules. Because our manufacturing capacity for polysilicon wafers had exceeded that for PV cells in the past, we had used toll manufacturing arrangements with third-party PV cell manufacturers to process the excess wafers into PV cells for us. We also purchased additional PV cells from third-party trading companies. As we have achieved the same level of manufacturing capacity for each of polysilicon wafers, PV cells and PV modules, we have terminated a majority of our toll manufacturing arrangements with third-party toll manufacturers. We expect to use toll manufacturing arrangements only in limited circumstances, such as to fill potential shortfalls in manufacturing capacity along the product chain until the disparity between our wafer manufacturing capacity and the PV cell manufacturing capacity is resolved.

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

PV Cells.  The silicon wafers undergo an ultrasonic cleaning process to remove oil and surface particles, followed by a chemical cleaning process to remove the impurity and create a suede-like structure on the wafer surface, which reduces the PV cell’s reflection of sunlight and increases the PV cell’s absorption of solar energy. Through a diffusion process, we then introduce certain impurities into the silicon wafers and form an electrical field within the PV cell. We achieve the electrical isolation between the front and back surfaces of the silicon wafer by edge isolation, or removing a very thin layer of silicon around the edge. We then apply an anti-reflection coating to the front surface of the wafer to enhance its absorption of sunlight. We screen-print negative and positive metal contacts, or electrodes, on the front and back surfaces of the PV cell, respectively, with the front contact in a grid pattern to collect the electrical current. Silicon and metal electrodes are then connected through an electrode firing process in a conveyor belt furnace at a high temperature. Testing and sorting complete the manufacturing process for PV cells.

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

Manufacturing Capacity Expansion

We launched an expansion project in April 2006 to construct new facilities in Baoding, China. By the end of July 2007, we increased our manufacturing capacity to 200 megawatts and further increased our manufacturing capacity to 400 megawatts by the end of the third quarter of 2008. In addition, in October 2007, we formed a new subsidiary, Yingli China, through which we will construct new facilities to provide an additional 200 megawatts of manufacturing capacity in the third quarter of 2009. As a result, we expect to increase our overall annual manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules to 600 megawatts in the third quarter of 2009.

The following table sets forth our production capacities for ingot and wafers, PV cells and PV modules at the end of each period indicated.

	As of December 31,
	2006	2007	2008
	(Megawatts)

Ingot and wafers	95	200	400
PV cells	60	200	400
PV modules	100	200	400

Raw Materials

Raw materials required in our manufacturing process include polysilicon, polysilicon scraps crucibles, silicon carbides, cutting fluid, steel cutting wires, metallic pastes, laminate materials, tempered glass, aluminum frames, solder, batteries and other chemical agents and electronic components. We generally use vendors who have demonstrated quality control and reliability and maintain multiple supply sources for each of our key raw materials and other consumables so as to minimize any potential disruption of our operations from supply problems with any one vendor. We generally evaluate the quality and delivery performance of each vendor periodically and adjust quantity allocations accordingly. We maintain adequate supply of raw materials and other consumables based upon periodic estimates of our outstanding customer orders.

In 2006, 2007 and 2008, we purchased the substantial majority of our raw materials and other consumables (other than polysilicon) from approximately 10 to 15 overseas suppliers and the rest from Chinese suppliers. Where possible, we seek to procure raw materials and other consumables from Chinese suppliers to reduce logistics costs.

Polysilicon.  Polysilicon and polysilicon scraps are the most important raw materials used in our production process. Due to growing global demand for polysilicon, prices for polysilicon had increased substantially in the past few years. Our average purchase price of polysilicon per kilogram, calculated based on the total contract price for the quantity of polysilicon purchased under these contracts during the relevant period of time, increased by 30.2% in 2007 compared to 2006. Our average purchase price of polysilicon per kilogram decreased by 38.6% in 2008 compared to 2007 and we believe the spot prices of polysilicon will continue to fall during 2009.

We have maintained a close relationship with some of the world’s major polysilicon suppliers. We are actively seeking to further strengthen our relationships with our polysilicon suppliers and establish strategic relationships with them. We also have been in active discussions with several other polysilicon suppliers to secure long-term supply contracts, which generally provide for the supply of polysilicon or solar grade silicon feedstock materials at a substantially lower unit price than that obtainable in the spot market or under short-term contracts with a term of one year or less. In addition, due to the decrease in prices of polysilicon since the fourth quarter of 2008, we have been in negotiations to amend the pricing terms of some of our long-term supply contracts and have obtained reduced prices from a supplier. However, there can be no assurance that we will be able obtain significantly improved terms, if any, for all of these supply contracts.

In August 2006, November 2006, July 2007, September 2007 and November 2008, we entered into five long-term supply contracts with Wacker Chemie AG, or Wacker, a German polysilicon supplier, for supplies of polysilicon from 2009 through 2013, from 2009 through 2017, from 2010 through 2018, from 2009 through 2011 and from 2010 through 2017, respectively. These contracts have terms of five years, nine years, nine years, three years and eight years, respectively, and the prices at which polysilicon is supplied under these contracts are subject to adjustment according to the relevant energy price index. We also have contracts with Xinguang, a PRC silicon manufacturer, for the supply of 232 tons of polysilicon. In addition, we entered into two supply agreements in February 2008 with DC Chemical for supplies of an aggregate of approximately US$215 million of polysilicon for 2008 and for the period from 2009 through 2013, respectively, and in May 2008, we entered into a third polysilicon supply agreement with DC Chemical for an additional supply of approximately US$39 million of polysilicon from April 2008 to December 2008. We also entered into a polysilicon supply contract with Sailing for polysilicon to be delivered from the fourth quarter of 2008 through the end of 2010 in amounts that would allow us to produce an aggregate of approximately 160 to 200 megawatts of PV modules.

As of the date of this annual report, we have secured approximately 50% of our currently expected polysilicon needs for 2009 through supply contracts with Wacker, Xinguang, DC Chemical, Sailing and other suppliers, as determined on the basis of our current capacity expansion plans. However, long-term polysilicon supply contracts with delivery terms of one year or more, which consist of our contracts with Wacker, Xinguang, DC Chemical and Sailing as of the date of this annual report, will satisfy only a small portion of our long-term polysilicon requirements, as currently estimated based on our capacity expansion plans. In January 2009, we acquired Cyber Power, a development stage enterprise with plans to begin production of polysilicon. However, we do not expect to begin trial production of solar-grade polysilicon in-house until the end of 2009 or early 2010 and we do not expect to have a polysilicon production capacity that meets our polysilicon needs in the near future.

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

We have received many types of international certifications for our products and quality assurance programs, which we believe demonstrates our technological capabilities and foster customer confidence. The following table sets forth the major certifications we have received and major test standards our products have met as of the date of this annual report:

Certification or Test Dates	Certification or Test Standard	Relevant Products

February 2004, and renewed in December 2006	ISO 9001: 2000 quality system certification, established by the International Organization for Standardization, an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes.	The design and manufacture of PV application system controller, integrated inverter and controller; the manufacture of multicrystalline polysilicon wafers, crystalline silicon PV cells and modules

Certification or Test Dates	Certification or Test Standard	Relevant Products

April 2004 and renewed in December 2006	UL certification, authorized by Underwriters Laboratories Inc., an independent, not-for-profit product-safety testing and certification organization in the United States; evaluated in accordance to USL (Standard for Safety, Flat-Plate Photovoltaic Modules and Panels, UL 1703) and CNL (Canadian Other Recognized Document, ULC/ORD-C1703-01, Flat-Plate Photovoltaic Modules and Panels).	Certain models of PV modules
June 2004, December 2004, June 2005, December 2005, June 2006, January 2007, February 2007 and May 2009	IEC 61215: 1993 test standard, administered by Arizona State University Photovoltaic Testing Laboratory. An international test standard recognized by the United States for crystalline silicon PV modules, providing assurance that the product is reliable and durable.	Certain models of PV modules
August 2004, July 2005, January 2006, February 2007, May 2007, July 2007, June 2008 and May 2009	TÜV certification, conducted by TÜV Immissionsschutz und Energiesysteme GmbH, an independent approval agency in Germany, against the requirements of Safety Class II Test on PV modules.	Certain models of PV modules
January 2007	ISO 14001 certification for environment management system.	Manufacturing of wafer, cell, module and related services; design, manufacturing of PV system, inverter and related services and administration.

Markets and Customers

Our products are sold in various markets worldwide, including Spain, Germany, the United States and China. Spain accounted for 14.3%, 64.2% and 40.3% of our total revenues, in 2006 on a combined basis, 2007 and 2008, respectively. Germany accounted for 61.2%, 21.9% and 41.3%, of our total revenues in 2006 on a combined basis, 2007 and 2008, respectively. The United States accounted for 2.4%, 0.9% and 1.7% of our total revenues in 2006 on a combined basis, 2007 and 2008, respectively. China accounted for 4.9%, 1.5% and 2.5% of our total revenues in 2006 on a combined basis, 2007 and 2008, respectively. For a breakdown of our net revenues by geographic regions for the period from January 1, 2006 through September 4, 2006 and the period from August 7, 2006 (date of inception) through December 31, 2006, and for 2007 and 2008, see note 20 to our audited consolidated financial statements included elsewhere in this annual report. For the revenue contributions by our customers that individually accounted for greater than 10% of our net revenues for the period from January 1, 2006 through September 4, 2006, the period from August 7, 2006 (date of inception) through December 31, 2006 and for 2007 and 2008, see note 2(c) to our audited consolidated financial statements included elsewhere in this annual report.

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

We sell our integrated PV systems in China to end-users directly or to large contractors who use our PV systems in their electricity projects. We employ a total of approximately 120 marketing and sales personnel at our headquarters in Baoding and also in Chengdu, Tibet, Beijing, Shanghai and Lanzhou. We target our sales and marketing efforts at companies in selected industry sectors, including telecommunications, public utilities and transportation. We believe we are one of the leading suppliers of integrated PV systems to mobile communications companies in China based on the wattage of PV systems installed. We believe the adoption of China’s Renewable Energy Law and the PRC government’s commitment to develop renewable energy sources will contribute to rapid growth of the PV market in China. We plan to leverage our existing relationships with end-users to increase our sales in China, especially our sales of PV systems. As part of our effort to expand overseas, we have built a sales team of 19 representatives located in Germany, Spain, Italy, Greece and the United States, and expect to further expand our overseas sales force.

In order to avoid brand confusion and build more direct relationships with our customers, we generally do not use sales agents and have actively promoted our brand name through participation in trade shows and exhibitions and advertisements on newspapers and trade magazines.

Customer Support and Services

We provide customer support and service in China through dedicated teams of technical service personnel located in Baoding, Chengdu, Tibet, Beijing, Shanghai and Lanzhou. Our customer support and service teams coordinate their activities with the marketing, technology, quality and manufacturing departments.

Currently, our PV modules sold to customers outside of China typically carry a five-year limited warranty for defects in materials and workmanship, although historically our PV modules were typically sold with a two-year limit warranty for such defects. In addition, our PV modules typically carry a ten-year and twenty-five-year limited warranty against declines of initial power generation capacity by more than 10.0% and 20.0%, respectively. As a result, we bear the risk of extensive warranty claims long after we sell our products and recognize revenues. In connection with our PV system installation projects in China, we provide a one- to five-year warranty for our modules, storage batteries, controllers and inverters. Because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate, and because our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty provided by us for our products will be adequate in light of the actual performance of our products. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Unsatisfactory performance or defects in our products may cause us to incur warranty expenses, damage our reputation and cause our sales to decline.”

Intellectual Property

We have registered our trademarks “Yingli” and “Songzan” in China and applied for registration of a new trademark “Yingli Solar” in China in June 2006. We have also registered “Yingli Solar” in a number of foreign jurisdictions where we sell or plan to sell our products, including all members of the European Union, the United States and Canada. As of the date of this annual report, we had a total of 12 issued patents in China. We rely on a combination of patent, trademark, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Other than the know-how available in the public domain, we have developed in-house unpatented technical know-how that we use to manufacture our products. Many elements of our manufacturing processes involve proprietary know-how, technology or data, either developed by us in-house or transferred to us by our equipment suppliers, which are not covered by patents or patent applications, including manufacturing technologies and processes and production line and equipment designs. We have taken security measures to protect these elements. Substantially all of our research and development personnel are parties to confidentiality, non-competition and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop during their terms of employment with us. We also take other precautions, such as internal document and network assurance and using a separate dedicated server for technical data. We have not had any material intellectual property claims since our inception. See “Item 3.D. Risk Factor — Risks Related to Us and the PV Industry — Our limited intellectual property protection inside and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.”

Competition

The PV market is intensely competitive and rapidly evolving. The number of PV product manufacturers had rapidly increased due to the growth of actual and forecasted demand for PV products and the relatively low barriers to entry. The weakened demand for PV modules due to weakened macroeconomic conditions, combined with the increased supply of PV modules due to production capacity expansion by PV module manufacturers worldwide in recent years, has caused the price of PV modules to decline beginning in the fourth quarter of 2008. The average selling price of our PV modules decreased from US$4.04 per watt in the third quarter of 2008 to US$3.19 per watt in the fourth quarter of 2008. We expect that the prices of PV products, including PV modules, may continue to decline over time due to increased supply of PV products, reduced manufacturing costs from economies of scale, advancement of manufacturing technologies and cyclical downturns in the price of polysilicon. If we fail to attract and retain customers in our target markets for our current and future core products, namely PV modules and PV systems, we will be unable to increase our revenues and market share.

In 2006, 2007 and 2008, a significant portion of our revenues have been derived from overseas markets, particularly Germany and Spain and we expect these trends to continue. In these markets, we often compete with local and international producers of PV products that are substantially larger than us, including the solar energy divisions of large conglomerates such as BP Solar and Sharp Corporation, PV module manufacturers such as SunPower Corporation and Suntech Power Holdings Co., Ltd., and integrated PV product manufacturers such as SolarWorld AG, Renewable Energy Corporation and Trina Solar Limited.

We may also face competition from new entrants to the PV market, including those that offer more advanced technological solutions or that have greater financial resources, such as semiconductor manufacturers, several of which have announced their intention to start production of PV cells and PV modules. A significant number of our competitors are developing or currently producing products based on more advanced PV technologies, including thin film solar module, amorphous silicon, string ribbon and nano technologies, which may eventually offer cost advantages over the crystalline polysilicon technologies currently used by us. A widespread adoption of any of these technologies could result in a rapid decline in demand for our products and a resulting decrease in our revenues if we fail to adopt such technologies. In addition, like us, some of our competitors have become, or are becoming, vertically integrated in the PV industry value chain, from silicon ingot manufacturing to PV system sales and installation. This could further erode our competitive advantage as a vertically integrated PV product manufacturer. In addition, our competitors may also enter into the polysilicon manufacturing business, which may provide them with cost advantages. Furthermore, the entire PV industry also faces competition from conventional energy and non-solar renewable energy providers.

With respect to PV modules, we compete primarily in terms of price, reliability of delivery, consistency in the average wattage of our PV modules, durability, appearance and the quality of after-sale services. We believe our efficient use of raw materials, including our use of polysilicon scraps, combined with our access to low cost labors and facilities in China, make our PV modules competitive in overseas markets. We sell small commercial, personal and home-use PV systems primarily in China where we have competitive advantages over our overseas competitors because of our closer proximity to customers in China and better understanding of their needs. We also have domestic competitors in China. With respect to large integrated PV system projects, we compete primarily in terms of price, design and construction experience, aesthetics and conversion efficiency. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We face intense competition in the PV modules and PV system markets and our PV products compete with different solar energy systems as well as other renewable energy sources in the alternative energy market. If we fail to adapt to changing market conditions and to compete successfully with existing or new competitors, our business prospects and results of operations would be materially and adversely affected.”

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

No such penalties have been imposed on us or our subsidiaries, and we believe we are currently in compliance with present environmental protection requirements in all material respects, and have obtained all necessary environmental permits other than for the 200-megawatt expansion of Tianwei Yingli’s manufacturing facilities and Yingli China’s 100-megawatt manufacturing facilities, for which we are currently conducting environmental protection acceptance procedures that we expect to complete by the end of July 2009. We are not aware of any other pending or threatened environmental investigation proceeding or action by any governmental agency or third party.

Insurance

We maintain a property insurance policy covering 100% of the book value of our equipment, facilities and inventory. The insurance policy covers losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our inventory and fixed assets amounted to approximately RMB 5,685.3 million as of the date of this annual report. We also maintain insurance policies in respect of marine, air and inland transit risks of our products. We also purchase personal injury insurance and accidental medical care insurance for our employees who go abroad for system installation projects. In addition, we have obtained product liability insurance coverage. The insurance policy covers bodily injuries and property damages caused by the products we sold, supplied or distributed up to specified limits. We do not maintain any insurance coverage for business interruption or key-man life insurance on our executive officers. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.”

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

On August 31, 2007, the National Development and Reform Commission, or NDRC, implemented the National Medium- and Long-Term Programs for Renewable Energy, or MLPRE, aiming to raise consumption of renewable energy to 10% and 15% of total energy consumption by 2010 and 2020, up from 7.5% in 2005, which highlights the government’s long-term commitment to the development of renewable energy.

On October 28, 2007, the Standing Committee of the National People’s Congress adopted amendments to the PRC Energy-saving Law, which sets forth policies to encourage the conservation of energy in manufacturing, civic buildings, transportation, government agents and utilities sectors. The amendments also seek to expand the use of the solar energy in construction areas.

On March 23, 2009, the Ministry of Finance issued the Provisional Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, which outline a subsidy program dedicated to rooftop PV systems with a minimum capacity of 50 kWp.

Environmental Regulations

Our manufacturing processes generate noise, waste water, gaseous waste and other industrial waste. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of the PRC on the Prevention and Control of Water Pollution and its implementation rules, the Law of the PRC on the Prevention and Control of Air Pollution and its implementation rules, the Law of PRC on the Prevention and Control of Solid Waste Pollution and the Law of the PRC on the Prevention and Control of Noise Pollution.

In addition, under the Environmental Protection Law of the PRC, the Ministry of Environmental Protection sets national pollutant emission standards. However, provincial governments may set stricter local standards, which are required to be registered at the State Administration for Environmental Protection. Enterprises are required to comply with the stricter of the two standards.

The relevant laws and regulations generally impose discharge fees based on the level of emission of pollutants. These laws and regulations also impose fines for violations of laws, regulations or decrees and provide for possible closure by the central or local government of any enterprise which fails to comply with orders requiring it to rectify the activities causing environmental damage.

Equity Joint Ventures

Tianwei Yingli, as a Sino-foreign equity joint venture enterprise, is an equity joint venture subject to certain PRC laws and regulations. Equity joint ventures, as a form of foreign investment permitted in China, are primarily governed by the following laws and regulations:

•	the Company Law (1993), as amended;

•	the Law on Sino-Foreign Equity Joint Venture Enterprises (1979), as amended; and

•	Rules on Implementation of the Law on Sino-Foreign Equity Joint Venture Enterprises (1983), as amended.

An equity joint venture is a limited liability company under PRC law and its establishment is subject to the approval of MOFCOM or its authorized local counterpart where such equity joint venture is located. The board of directors is the highest authority of an equity joint venture and has the power to decide all matters important to the equity joint venture. Each director is appointed for a term of no more than four years and may serve consecutive terms if appointed by the party by which he or she was originally appointed. Each director may be removed by its appointing party, at any time, with or without cause and may be replaced by a nominee appointed by such party before the expiration of such director’s term of office.

Resolutions of the board of directors of an equity joint venture involving any matters may be adopted by the affirmative vote of a simple majority of all directors present in person or by proxy at a meeting of the board, except that resolutions involving the following matters require a unanimous approval of all directors present in person or by proxy at the meeting of the board:

•	amendment to the articles of association of the equity joint venture;

•	merger of the equity joint venture with another entity;

•	division of the equity joint venture;

•	suspension or dissolution of the equity joint venture; and

•	increase or reduction of the registered capital of the equity joint venture.

Tax

Enterprise Income Tax

PRC enterprise income tax is calculated based on taxable income determined under PRC GAAP and PRC tax laws and regulations.

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law, or the EIT Law, which replaces the FIE Income Tax Law and adopts a uniform income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The EIT Law became effective on January 1, 2008. The EIT Law provides a five-year transition period from its effective date for enterprises established before the promulgation date of the EIT Law and which were entitled to preferential tax rates and treatments under the then effective tax laws or regulations. On December 26, 2007, the PRC government issued detailed implementation rules regarding the transitional preferential policies. Furthermore, under the EIT Law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to the preferential enterprise income tax rate of 15%. The Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises on April 14, 2008 and the Guidelines for Recognition of High and New Technology Enterprises on July 8, 2008.

Tianwei Yingli, which is registered and operates in a “national high-tech zone” in Baoding, China, qualified as a “high and new technology enterprise” under the former Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises, or the FIE Income Tax Law and as a result had been entitled to a preferential income tax rate of 15% through 2007. In accordance with the FIE Income Tax Law and its implementation rules, as a foreign invested enterprise primarily engaged in manufacturing and in operation for more than ten years, Tianwei Yingli was entitled to a two-year exemption from the 15% enterprise income tax for two years from its first profit-making year following its conversion into a Sino-foreign equity joint venture company, specifically 2007 and 2008, and a 50% reduction in the subsequent three years, from 2009 to 2011. Under the EIT Law and the various implementation rules, Tianwei Yingli will continue to enjoy its unexpired tax holiday which will be applied to the new income tax rate of 25%, resulting in a tax rate of 0%, 12.5%, 12.5% and 12.5% for the calendar years from 2008 to 2011 and 25% thereafter. In December 2008, Tianwei Yingli was recognized by the Chinese government as a “high and new technology enterprise” and entitled to the preferential tax rate of 15% for 2008 to 2010. Under the EIT Law, where the transitional preferential policies and the preferential policies prescribed under the EIT Law and its implementation rules overlap, an enterprise may choose the most preferential policy, but may not enjoy multiple preferential policies. We have chosen to be grandfathered under the above-mentioned unexpired tax holiday instead of enjoying the preferential tax rate of 15% available for a “high and new technology enterprise” under the EIT Law. Yingli China was established in October 2007 and did not enjoy any preferential tax treatment before March 16, 2007. Therefore, Yingli China would have been subject to the new income tax rate of 25% in 2008. Since Yingli China was recognized by the Chinese government in December 2008 as a “high and new technology enterprise”, the preferential enterprise income tax rate of 15% was applicable to Yingli China from 2008 to 2010 and the income tax rate will be 25% thereafter.

Moreover, the EIT Law and its implementation rules impose a 10% withholding tax, unless reduced by a tax treaty or agreement, for distributions of dividends in respect of earnings accumulated beginning on January 1, 2008 by a foreign investment enterprise to its immediate overseas holding company, insofar as the later is treated as a non-resident enterprise. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Dividends we may receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.”

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Under the implementation rules for the EIT Law issued by the State Council, a “de facto management body” is defined as a body that has substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties and other factors of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular which sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. If the PRC tax authorities determine that Yingli Green Energy and some of our subsidiaries, such as Yingli International

Yingli Capital, Yingli Hong Kong, Cyber Power and Cyber Lighting, are PRC resident enterprises, we and such subsidiaries may be subject to the enterprise income tax at the rate of 25% as to our global income. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — We and some of our subsidiaries may be deemed PRC resident enterprises under the EIT Law and be subject to PRC taxation as to our worldwide income.”

Value Added Tax

Pursuant to the Provisional Regulation of the PRC on Value Added Tax and its implementation rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay Value Added Tax at a rate of 17.0% of the gross sales proceeds received, less any creditable Value Added Tax already paid or borne by the taxpayer. In addition, when exporting goods, the exporter is entitled to a portion of or all the refund of value added tax that it has already paid or borne. Imported raw materials that are used by our operating subsidiaries for manufacturing export products and are deposited in bonded warehouses are exempt from import Value Added Tax.

Foreign Currency Exchange

Foreign currency exchange in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996).

Under the Foreign Currency Administration Rules, the foreign exchange incomes of domestic entities and individuals can be remitted into China or deposited abroad, subject to the conditions and time limits to be issued by the PRC State Administration of Foreign Exchange, or SAFE. According to the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, securities investment, derivative transactions and repatriation of investment, however, is still subject to the approval of, and/or the registration with, SAFE or its local branches.

Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local branches. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the National Reform and Development Commission or their local counterparts. Currently, the PRC laws and regulations do not provide clear criteria as to how to obtain SAFE approval. SAFE and its local branches have broad discretion as to whether to issue SAFE approval.

Dividend Distribution

The principal regulations governing distribution of dividends paid by Sino-foreign equity joint venture enterprises include:

•	the Company Law (1993), as amended;

•	the Law on Sino-Foreign Equity Joint Venture Enterprises (1979), as amended;

•	the Rules on Implementation of the Law on Sino-Foreign Equity Joint Venture Enterprises (1983), as amended;

•	the Enterprise Income Tax Law (2007);

•	the Rules of Implementation of the Enterprise Income Tax Law (2007);

•	the Foreign Investment Enterprise Law (1986), as amended; and

•	the Administrative Rules under the Foreign Investment Enterprise Law (2001).

Under these regulations, Sino-foreign equity joint venture enterprises and foreign investment enterprises in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC GAAP. The board of directors of a Sino-foreign equity joint venture enterprise has the discretion to allocate a portion of its after-tax profits to reserve funds, employee bonus and welfare funds and enterprise development funds, which may not be distributed to equity owners as dividends. Foreign investment enterprises in China are required to allocate at least 10% of their after-tax profits each year, if any, to their reserve funds until the cumulative amounts in such reserve funds have reached 50% of the registered capital of such enterprises. These reserve funds may not be distributed as cash dividends.

The EIT Law and its implementation rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules for the EIT Law issued by the State Council, a “de facto management body” is defined as a body that has substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties and other factors of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular which sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective as of November 1, 2005. SAFE Notice 75 suspends the implementation of two prior regulations promulgated in January and April of 2005 by SAFE. SAFE Notice 75 states that Chinese residents, whether natural or legal persons, must register with the relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by them. The term “Chinese legal person residents” as used in SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the territory of China. The term “Chinese natural person residents” as used in SAFE Notice 75 includes all Chinese citizens and all other natural persons, including foreigners, who habitually reside in China for economic benefit.

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

Under SAFE Notice 75, Chinese residents are further required to repatriate back into China all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days of their receipt of such dividends, profits or capital gains. However, under the amended Foreign Currency Administration Rules, the foreign exchange incomes of domestic entities and individuals can be remitted into China or deposited abroad, subject to the conditions and time limits to be issued by SAFE. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholders loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

To further clarify the implementation of SAFE Notice 75, SAFE issued Circular No. 106 on May 29, 2007. Under Circular No. 106, PRC subsidiaries of an offshore special purpose company are required to coordinate and supervise the filing of SAFE registrations by the offshore holding company’s shareholders who are PRC residents in a timely manner. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE authorities. If the PRC subsidiaries of the offshore parent company do not report to the local SAFE authorities, they may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to their offshore parent company and the offshore parent company may be restricted in its ability to contribute additional capital into its PRC subsidiaries. Moreover, failure to comply with the above SAFE registration requirements could result in liabilities under PRC laws for evasion of foreign exchange restrictions.

On August 29, 2008, SAFE promulgated Circular 142, or SAFE Notice 142, a notice regulating the conversion by a foreign invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Notice 142 will result in severe penalties, such as heavy fines. As a result, SAFE Notice 142 may significantly limit our ability to transfer the net proceeds from our financings to our PRC subsidiaries, which may adversely affect the business expansions of our PRC subsidiaries, and we may not be able to convert the net proceeds from our financings into Renminbi to invest in or acquire any other PRC companies.

Regulations of Employee Share Options

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Person Foreign Exchange, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under the current account and the capital account. In January 2007, SAFE issued the implementation rules for the PBOC Regulation which, among others, specified the approval requirement for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plan or stock options plan of an overseas listed company. On March 28, 2007, SAFE promulgated the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participating in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule, to further clarify the formalities and application documents in connection with the subject matter. Under the Stock Option Rule, PRC individuals who will participate in the employment stock ownership plan or the stock option plan of an overseas listed company are required to appoint a domestic agent for the relevant foreign exchange matters in the PRC. For participants of an employment stock ownership plan, an overseas custodian bank must be retained by the domestic agent to hold on trusteeship all overseas assets held by such participants under the employment stock ownership plan. In the case of a stock option plan, a financial institution with stock brokerage qualification at the place where the overseas listed company is listed or a qualified institution designated by the overseas listed company is required to be retained to handle matters in connection with exercise or sale of stock options for the stock option plan participants. For participants who had already participated in an employment stock ownership plan or stock option plan before the date of the Stock Option Rule, the Stock Option Rule requires their domestic employers or domestic agents to comply with the relevant formalities within three months of the date of the Stock Option Rule. The failure to comply with the Stock Option Rule may subject the plan participants, the company offering the plan or the relevant intermediaries, as the case may be, to penalties under PRC foreign exchange regime. However, it is currently unclear as to how these rules will be interpreted and implemented.

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

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our subsidiaries and equity investees as of the date of this annual report.

(1)	Indicates jurisdiction of incorporation.

(2)	The principal business of Tianwei Baobian is the manufacture of large electricity transformers. The common shares of Tianwei Baobian are listed on the Shanghai Stock Exchange. Tianwei Baobian is controlled and 51.1% owned by Baoding Tianwei Group Co., Ltd., or Tianwei Group, a wholly state-owned limited liability company established in the PRC, which is in turn controlled by China South Industries Group Corporation.

(3)	Indicates the percentage as of the date of this annual report.

(4)	The principal business of Cyber Power Group Limited, or Cyber Power, is investment in polysilicon manufacturing, provision of financing services and execution of other commercial and financing activities.

(5)	The principal business of Yingli International is the sale and marketing of PV products and relevant accessories and investments in renewable energy projects.

(6)	The principal business of Tianwei Yingli is the design, manufacture and sale of PV modules and the design, assembly, sale and installation of PV systems.

(7)	The principal business of Cyber Lighting Holding Company Limited is investment in polysilicon manufacturing, provision of financing services and execution of other commercial and financing activities.

(8)	The principal business of Yingli Green Energy Americas, Inc. is the sale and marketing of PV products and relevant accessories and investments in renewable energy projects.

(9)	The principal business of Yingli Capital is investment in renewable energy, provision of financing services and execution of other commercial and financing activities.

(10)	The principal business of Yingli Europe is the sale and marketing of PV products and relevant accessories in Europe.

(11)	The principal business of Yingli Greece is the production, sale and marketing of PV products and relevant products in Greece, Cyprus, the Balkans and the Middle East.

(12)	The principal business of Yingli Beijing is the sale and manufacture of PV modules and PV system.

(13)	The principal business of Yingli China is the research, manufacture, sale and installation of renewable energy products.

(14)	The principal business of Chengdu Yingli is the sale of PV modules and PV systems.

(15)	The principal business of Tibetan Yingli is assembly of PV modules and sale and installation of PV systems. The remaining 50% equity interest of Tibetan Yingli is owned, as to 30%, by Weiping Yu, vice chairperson of Tibetan Yingli and, as to the other 20%, by Tibetan Energy Demonstration Center, an entity wholly owned by the Tibetan Bureau of Technology, a Tibetan government agency. Tibetan Yingli was initially established as a joint venture enterprise with the Tibetan Bureau of Technology, through the Tibetan Energy Demonstration Center, in order to comply with a mandate of the Tibetan government to foster regulated competition in its solar energy industry. Neither Mr. Yu nor Tibetan Energy Demonstration Center is otherwise affiliated with us.

(16)	The principal business of Yingli HK Trading is the sale of PV products and purchase of raw materials.

(17)	The principal business of YGE International Trading is the sale of PV products and purchase of raw materials.

(18)	Fine Silicon Co., Ltd. is a development stage company with plans to manufacture and sell solar-grade polysilicon.

(19)	The principal business of Yingli Hong Kong is investment in renewable energy, provision of financing services and execution of other commercial and financing activities.

(20)	The principal business of Yingli Shuntong is the provision of freight logistics services.

(21)	The principal business of Beijing Gelin Science and Electronics Technologies Co., Ltd. is the research, development and manufacture of solar or wind energy power generation equipment and related products and systems and technology consultation, sale and servicing of products.

(22)	The principal business of Tibetan Keguang is the assembly of PV modules.

D.	Property, Plant and Equipment

We are headquartered at No. 3055 Fuxing Middle Road in the National New and High-technology Industrial Development Zone located in Baoding, China, where we own eight buildings with an aggregate floor area of approximately 22,461 square meters and the right to use the underlying land of approximately 37,540 square meters for 50 years. We also lease a factory building of approximately 2,063 square meters adjacent to our headquarters as a supplemental PV module manufacturing site. With an annual manufacturing capacity of 95 megawatts of polysilicon ingots and wafers, 90 megawatts of PV cells and 100 megawatts of PV modules at this facility, approximately 4,328 square meters of floor area are used for wafer and PV cell production, approximately 7,896 square meters are used for PV module production and approximately 2,626 square meters are used as administrative space.

We obtained the right to use a parcel of land of approximately 207,631 square meters near our headquarters for the construction of facilities for the new expansion project launched in April 2006. In addition, on October 8, 2007, Yingli China entered into a contract with Baoding Chengzhan Alu-plastic Manufacturing Company, or Baoding Chengzhan, pursuant to which Yingli China acquired from Baoding Chengzhan several factory buildings and office buildings with an aggregate floor area of approximately 9,002 square meters and the right to use the underling land of approximately 15,443 square meters. Yingli China has obtained the real estate title registration formalities with the real estate authorities for land but registrations relating to such buildings remain pending. By the end of July 2007, we increased our overall annual manufacturing capacity to 200 megawatts of each of polysilicon wafers, PV cells and PV modules.

Through projects at Tianwei Yingli and Yingli China, we expect to expand our overall annual manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules to 600 megawatts in the third quarter of 2009. These facilities associated with these projects are expected to consist of approximately 42,276 square meters of floor space for wafer and PV cell production and 25,826 square meters for PV module production.

Chengdu Yingli is located at No. 339 Xueyuan West Road, Xindu Town, Xindu District, Chengdu, Sichuan, China where it leases an office space of approximately 1,051 square meters. Tibetan Yingli is located at No. 269

Luding South Road, Lhasa, Tibet, China where it leases an office space of approximately 2,566 square meters. In addition, Tibetan Yingli owns a factory building and an office building with an aggregate floor area of approximately 1,998 square meters and the right to use the underlying land of approximately 13,333 square meters. Yingli Beijing is located at No. 8 Chaoyangmen Bei Dajie, Dongcheng District, Beijing, China where it owns an office building with an aggregate floor area of approximately 1,467 square meters.

In February 2009, Fine Silicon obtained the land use right of a parcel of land with site area of approximately 544,534 square meters in Baoding, Hebei Province, China, for the construction of its manufacturing facilities.

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

Overview

We are one of the leading vertically integrated PV product manufacturers in the world. We design, manufacture and sell PV modules, and design, assemble, sell and install PV systems. We sell PV modules to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Japan, France, South Korea, China, the United States, Italy and Belgium. Currently, we also sell PV systems, primarily to customers in China.

Our manufacturing capacity and operations have grown significantly since we completed construction of our first manufacturing facilities for PV modules in 2002. We use most of the polysilicon ingots and wafers and PV cells we produce for the production of PV modules, which we sell to third-party customers. We sold 51.3 megawatts, 142.5 megawatts and 281.5 megawatts of PV modules in 2006, 2007 and 2008, respectively. In addition, in January 2009, we completed the acquisition of Cyber Power Group Limited, or Cyber Power, which, through its principal operating subsidiary in China, Fine Silicon Co., Ltd., is expected to begin trial production of solar-grade polysilicon by the end of 2009 or early 2010.

The most significant factors that affect our financial performance and results of operations are:

•	industry demand;

•	government subsidies and economic incentives;

•	the availability and accessibility of financing to our customers;

•	capacity;

•	competition and product pricing;

•	availability and price of polysilicon;

•	vertically integrated manufacturing capabilities; and

•	manufacturing technologies.

Industry Demand

Our business and revenue growth depend on the market demand for PV products. Although solar power technology has been used for several decades, the PV market grew significantly only in the past several years. According to Solarbuzz, the global PV market, as measured by annual PV system installation at end-user locations, increased from 1,086 megawatts in 2004 to 5,948 megawatts in 2008. Solarbuzz’s “Green World” forecast scenario forecasted global PV industry revenues and PV system installations to be US$53.6 billion and 14,790 megawatts in 2013, respectively. However, demand for our PV products also depends on the general economic conditions in our target markets. Recently, economies around the world, including those in our target markets, have experienced (and are likely to continue to experience) a period of slow economic growth as compared to prior years. Partly as a result of these weakened worldwide macroeconomic conditions, the growth in demand for PV modules has declined significantly since the fourth quarter of 2008.

Government Subsidies and Economic Incentives

We believe that the near-term growth of the market for PV products depends in part on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of electrical power generated from conventional fossil fuels such as coal and natural gas. As a result, governments in many countries, including Germany, Spain, Italy, France, South Korea, the United States, China, Greece, Israel and the Czech Republic have provided subsidies and economic incentives for the use of renewable energy such as solar power to reduce dependency on conventional fossil fuels as a source of energy. These subsidies and economic incentives have been in the form of capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and manufacturers of solar power products, including PV products. The demand for our PV modules and PV systems in our current, targeted or potential markets is affected significantly by these government subsidies and economic incentives.

The PRC Renewable Energy Law, which became effective on January 1, 2006, sets forth policies to encourage the development and use of solar energy and other non-fossil fuel renewable energy. On May 30, 2006, the Ministry of Finance issued the Provisional Measures for Administration of Specific Funds for Development of Renewable Energy, which provide that the PRC government will establish a dedicated fund supporting the development of the renewable energy industry (including solar energy). On March 23, 2009, the Ministry of Finance issued the Provisional Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, which outline a subsidy program dedicated to rooftop PV systems with a minimum capacity of 50kWp. While we believe this subsidy program will be positive for the development of the Chinese solar sector, the specifics of the implementation of the subsidy program have not yet been made public and we cannot predict with certainty the impact of such subsidy program on our business. If this subsidy program succeeds in significantly increasing the installation of rooftop PV system in China or if the PRC government adopts other subsidy programs or economic incentives for the development and use of solar energy, the demand for our PV modules and PV systems may be significantly affected by such subsidies and economic incentives, which may have a positive impact on our results of operations.

Availability and Accessibility of Financing for Solar Energy Applications

PV systems projects generally require significant upfront expenditures, and as a result, our customers have historically relied on financing for the purchase of our products. If financing for solar applications becomes inaccessible, the growth of the market for solar energy applications may be adversely affected. For example, the average selling price of our PV modules decreased significantly in the fourth quarter of 2008, partly due to tighter credit for PV system project financing as a result of the continuing adverse credit market conditions. In addition, rising interest rates could render existing financings more expensive, as well as serve as an obstacle for potential financings that would otherwise spur the growth of the PV industry.

Capacity

In order to take advantage of expected market demand for PV products, we have been expanding our manufacturing capacity. We started producing PV modules in 2002 with initial manufacturing capacity of three megawatts, polysilicon ingots and wafers in October 2003 with initial manufacturing capacity of six megawatts and PV cells in March 2004 with initial annual manufacturing capacity of three megawatts. In accordance with our business model of a vertically integrated PV product manufacturer, we expanded our manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules to 200 megawatts as of December 31, 2007 and 400 megawatts as of December 31, 2008.

The size of manufacturing capacity has a significant bearing on the profitability and competitive position of PV product manufacturers. Increased manufacturing capacity generates greater revenues through the production and sales of more PV products and also contributes to reduced manufacturing costs through economies of scale. Achieving economies of scale from expanded manufacturing capacity is critical to maintaining our competitive position in the PV industry as manufacturers with greater economies of scale may manage their production more efficiently, obtain a greater market share by offering their products at a more competitive price by virtue of their greater ability to obtain volume discounts from their polysilicon and other raw material suppliers and have other bargaining leverage.

In April 2006, we launched an expansion project in Baoding, China to increase our annual manufacturing capacity of each of polysilicon ingots and wafers, PV cells and PV modules. Through projects at Tianwei Yingli, we expanded our overall annual manufacturing capacity to 400 megawatts by the end of the third quarter 2008, and through projects at Yingli China, we expect to expand our overall annual manufacturing capacity to 600 megawatts by the third quarter of 2009. We expect that achieving the same level of manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules may improve our profit margins, as we will no longer need to enter into toll manufacturing arrangements with third-party PV cell manufacturers to process a portion of our excess wafers into PV cells.

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

Since 2003 and until the beginning of the fourth quarter of 2008, the average selling prices of PV modules had been rising across the industry, primarily due to the high demand for PV modules as well as rising polysilicon costs during the same period. The average selling price per watt of our PV modules increased from US$3.82 in 2006 on a combined basis to US$3.86 in 2007 and was US$3.88 in 2008 (each computed as the total sales of PV modules divided by the total watts of the PV modules sold during a given period, and translated into U.S. dollars at the noon buying rate at the end of such period as certified by the United States Federal Reserve Board). The weakened demand for PV modules due to weakened macroeconomic conditions, combined with the increased supply of PV modules due to production capacity expansion by PV module manufacturers worldwide in recent years, has caused the price of PV modules to decline beginning in the fourth quarter of 2008. The average selling price of our PV modules decreased from US$4.04 per watt in the third quarter of 2008 to US$3.19 per watt in the fourth quarter of 2008. We expect that the prices of PV products, including PV modules, may continue to decline over time due to increased supply of PV products, reduced manufacturing costs from economies of scale, advancement of manufacturing technologies and cyclical downturns in the price of polysilicon. Fluctuations in prevailing market prices may have a material effect on the prices of our PV modules and our profitability, particularly if the price of PV modules continues to decline or if the price of PV modules rises at a slower pace than the cost of polysilicon increases.

We sell our PV modules primarily through sales contracts with a term of less than one year and are obligated to deliver PV modules according to pre-agreed prices and delivery schedules.

Availability and Price of Polysilicon

High purity polysilicon and polysilicon scraps are the most important raw materials used in our manufacturing process. Over the past few years, polysilicon suppliers have been raising their prices and adding manufacturing capacity in response to growing demand from the PV and semiconductor industries. Our average purchase price of polysilicon per kilogram, calculated based on the total contract price for the quantity of polysilicon purchased under these contracts during the relevant period of time, increased by 30.2% in 2007 compared to 2006. Our average purchase price of polysilicon per kilogram decreased by 38.6% in 2008 compared to 2007 and we believe the spot prices of polysilicon will continue to fall during 2009.

The average price of polysilicon over the medium to long term will depend on a number of factors, including the scope and progress of current and future manufacturing capacity expansion plans of the polysilicon suppliers, the level of demand for polysilicon from the PV and semiconductor industries and any changes in government regulations and subsidies in respect of PV and other alternative energy industry that may significantly affect the demand outlook for polysilicon. We believe that none of these factors can be predicted with reasonable certainty as of the date of this annual report, and the average price of polysilicon may increase or decrease significantly over the medium to long term as a result of any combination of such factors. Building polysilicon manufacturing lines generally requires significant upfront capital commitment and it typically takes an average of 18 to 24 months to construct a manufacturing line and put it into production. As a result, polysilicon suppliers are generally willing to expand their manufacturing capacity only if they are certain of sufficient potential customer demand to justify such capital commitment. Therefore, polysilicon suppliers have historically required customers to make a certain percentage of an initial advance payment followed by additional advance payments of the remaining balance in advance of shipment.

Our process technology enables us to increase our utilization of polysilicon scraps in the production of ingots and wafers. In addition, we also plan to utilize polysilicon scraps and lower-grade polysilicon to produce monocrystalline silicon suitable for combining into our production of ingots and wafers to reduce manufacturing costs. The price of polysilicon scraps has historically been significantly lower than the price of high purity polysilicon. However, due to the PV industry’s growing demand for polysilicon scraps, prices of polysilicon scraps had also been increasing until the fourth quarter of 2008.

The increase in demand for polysilicon which has outpaced the increase in polysilicon manufacturing capacity had caused polysilicon supply shortages in the PV industry from 2004 until the fourth quarter of 2008, and as a result we have from time to time experienced late or failed deliveries and supply shortages. To date, such late or failed deliveries and supply shortages have not had a material effect on our output level. Due to the growth of the PV industry, the availability of high purity polysilicon and polysilicon scraps has to a large extent determined, and may continue to determine, the output of PV product manufacturers. Failure to obtain sufficient quantities of high purity polysilicon and polysilicon scraps could limit our manufacturing capacity and consequently decrease our revenues.

In order to secure adequate and timely supply of high purity polysilicon and polysilicon scraps, we have entered into various purchase agreements and memorandums of understanding with local and foreign suppliers, including some of the world’s major polysilicon suppliers. As of the date of this annual report, we have secured approximately 50% of our estimated polysilicon needs for 2009 based on our current capacity expansion plan through long-term polysilicon supply contracts. We cannot assure you that we will be able to secure sufficient quantities of polysilicon and polysilicon scraps to support the expansion of our manufacturing capacity as currently planned. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We have experienced, and may experience in the future, industry-wide shortage of polysilicon. Our failure to obtain polysilicon in sufficient quantities, of appropriate quality and in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which will reduce, and limit the growth of, our manufacturing output and revenue.” In January 2009, we acquired Cyber Power, a development stage enterprise with plans to begin production of polysilicon, in order to have a more secure and stable supply of polysilicon independent of market conditions, and allow us to further vertically integrate our manufacturing processes and improve margins. However, we do not expect to begin trial production of solar-grade polysilicon in-house until the end of 2009 or early 2010 and we do not expect to have a polysilicon production capacity that meets our polysilicon needs in the near future.

Historically, the effect of the increase in the cost of polysilicon has been partially offset by our greater scalability of operations, increasingly efficient use of polysilicon and improvements in our process technologies and increased price of PV modules. Our cost of revenues for the sale of PV modules as a percentage of net revenues from the sale of PV modules increased from 71.9% in 2006 on a combined basis to 76.1% in 2007 and was 78.6% in 2008.

Vertically Integrated Manufacturing Capabilities

We believe our vertically integrated business model offers us several advantages, particularly in areas of cost reduction and quality control, over our competitors that depend on third parties to source core product components. First, the vertical integration enables us to capture margins at every stage of the PV product value chain in which we are engaged. Second, by streamlining our manufacturing processes, we can reduce production costs and costs associated with toll manufacturing, packaging and transportation as well as breakage losses that occur during shipment between various production locations associated with toll manufacturing arrangements. Third, we control operations at substantially all stages of the PV value chain, including research and development, which enables us to more closely monitor the quality of our PV products from start to finish, and design and streamline our manufacturing processes in a way that enables us to leverage our technologies more efficiently and reduce costs at each stage of the manufacturing process. We believe that the synergy effect from our vertically integrated business model has enabled us to reduce the quantity of polysilicon we use to make PV modules, improve the conversion efficiency of our PV cells and reduce the lead time needed to fulfill our customer orders.

Manufacturing Technologies

The advancement of manufacturing technologies is important in increasing the conversion efficiency of PV cells and reducing the production costs of PV products. Because PV modules are priced based on the number of watts of electricity they generate, higher conversion efficiency generally leads to higher revenues from the sale of PV modules.

We continually make efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our PV cells. We employ a number of techniques to reduce our production costs while striving to reach a PV cell conversion efficiency ratio that is on par with or above an acceptable range. First, we use multicrystalline polysilicon, which is less expensive than monocrystalline polysilicon for our feedstock. While multicrystalline polysilicon tends to yield lower conversion efficiency than monocrystalline polysilicon, we believe cost savings from the use of multicrystalline polysilicon outweigh the reduced level of conversion efficiency. Second, we use polysilicon feedstock that mixes high purity polysilicon with polysilicon scraps, which is substantially less expensive than high purity polysilicon, at a ratio which we believe yields an enhanced balance of cost and quality. Third, our research and development team continues to focus on finding ways to improve our manufacturing technology and reduce manufacturing costs without compromising the quality of our products.

Net Revenues

We currently derive net revenues from three sources:

•	sales of PV modules, which are currently our principal source of revenues and are primarily driven by market demand as well as our manufacturing capacity;

•	sales of PV systems, which consist of sales of PV systems and related installation services; and

•	other revenues, which consist primarily of occasional sales of substandard PV cells, wafers and raw materials and to a lesser extent, sales from processing PV cells into PV modules for third-party vendors.

The following table sets forth each revenue source as a percentage of total consolidated net revenues for the periods indicated.

	For the Year Ended December 31,
	2006(1)		2007		2008
		% of Total		% of Total			% of Total
	RMB	Net Revenues	RMB	Net Revenues	RMB	US$	Net Revenues
			(In thousands, except percentages)

Net revenues:
Sales of PV modules	1,530,585	93.4%	4,015,788	98.9%	7,455,790	1,091,358	98.6%
Sales of PV systems	15,227	0.9	1,952	0.1	27,584	4,043	0.4
Other revenues	92,969	5.7	41,583	1.0	79,641	11,673	1.0

Total net revenues	1,638,781	100.0%	4,059,323	100.0%	7,553,015	1,107,074	100%

(1)	Represents the addition of the amounts for the specified line items of Tianwei Yingli, our predecessor, for the period from January 1, 2006 through September 4, 2006 and the amounts for the corresponding line items of Yingli Green Energy, for the period from August 7, 2006 (date of inception) through December 31, 2006. The presentation of such combined financial data is not in accordance with U.S. GAAP. For the period from August 7, 2006 (date of inception) through September 4, 2006, during which the financial statements of the predecessor and those of Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations.

Our net revenues are net of business tax, value-added tax, city construction tax, education surcharge and returns and exchanges of products. Key factors affecting our net revenues include the average selling price per watt and wattage of our PV modules sold.

We have been dependent on a limited number of customers for a significant portion of our revenues. In 2006 on a combined basis, 2007 and 2008, sales to customers that individually exceeded 10% of our consolidated net revenues accounted for 38.9%, 45.2% and 11.6% of our consolidated net revenues, respectively. Our largest customers have changed from year to year due to the rapid growth of the sales of our PV modules, our diversification into new geographic markets and our ability to find new customers willing to place large orders with us. In 2008, IBC SOLAR AG’s purchases accounted for 10.0% or more of our consolidated net revenue.

We currently sell most of our PV modules to customers located in Europe. The following table sets forth our total consolidated net revenues by geographic region for the periods indicated:

	For the Year Ended December 31,
	2006(1)		2007		2008
		% of Total		% of Total			% of Total
Country/Region	Revenues	Revenues	Revenues	Revenues	Revenues		Revenues
			RMB		RMB	US$
	RMB
	(In thousands, except percentages)

Europe:
Germany	1,009,675	61.2%	889,036	21.9%	3,118,713	457,122	41.3%
Spain	236,069	14.3	2,606,125	64.2	3,041,767	445,844	40.3
Italy	1,610	0.1	292,836	7.2	95,237	13,959	1.2
France	—	—	556	—	291,814	42,772	3.9
Belgium	—	—	2,507	0.1	58,716	8,606	0.8
Others	86,842	5.3	3,854	0.1	26,899	3,943	0.3

Subtotal — Europe	1,334,196	80.9	3,794,914	93.5	6,633,146	972,246	87.8
China	80,969	4.9	61,098	1.5	186,488	27,334	2.5
Hong Kong	154,585	9.4	103,794	2.6	—	—	—
United States	40,577	2.4	36,182	0.9	127,743	18,724	1.7
Japan	—	—	55,949	1.4	309,421	45,353	4.1
South Korea	—	—	2,045	—	287,193	42,095	3.8
Other countries	39,816	2.4	5,347	0.1	9,024	1,322	0.1

Total revenues	1,650,143	100.0%	4,059,329	100.0%	7,553,015	1,107,074	100.0%

Sales tax and surcharge	(11,362)		(6)		—	—

Total net revenues	1,638,781		4,059,323		7,553,015	1,107,074

(1)	Represents the addition of the amounts for the specified line items of Tianwei Yingli, our predecessor, for the period from January 1, 2006 through September 4, 2006, and the amounts of the corresponding line items of Yingli Green Energy, for the period from August 7, 2006 (date of inception) through December 31, 2006. The presentation of such combined financial data is not in accordance with U.S. GAAP. For the period from August 7, 2006 (date of inception) through September 4, 2006, during which the financial statements of the predecessor and those of Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations.

All of our net revenues from sales of PV systems are currently derived from China.

Cost of Revenues

Our cost of PV module sales consists primarily of:

•	Polysilicon. The cost of high-purity polysilicon and polysilicon scraps is the largest component of our total cost of revenues. We purchase polysilicon from various suppliers, including silicon manufacturers and distributors.

•	Other Raw Materials. Other raw materials include crucibles, silicon carbides, cutting fluid, steel cutting wires, alkaline detergents, metallic pastes, laminate materials, silica gel, tempered glass, aluminum frames, solder, junction boxes, cables, connectors and other chemical agents and electronic components.

•	Toll Manufacturing. We process silicon raw materials into ingots and produce wafers, PV cells and PV modules in-house. As our PV cell manufacturing capacity used to be less than the production capacities for our wafers and PV modules, we used to send a portion of excess wafers to third-party PV cell manufacturers and receive PV cells from them under toll manufacturing arrangements which are then used to produce our

PV modules. The cost of producing PV cells through a toll manufacturing arrangement is typically higher than the cost of producing them in-house. Having attained overall annual manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules of 200 megawatts in July 2007 and further to 400 megawatts in September 2008, our PV cell production has reached the same level as our wafer and PV module production through the ramp-up of our manufacturing capacity. Therefore, we expect to use toll manufacturing arrangements only in limited circumstances, such as to fill potential shortfalls in manufacturing capacity along the product chain until the disparity between our wafer manufacturing capacity and the PV cell manufacturing capacity is resolved.

•	Direct Labor. Direct labor costs include salaries and benefits for personnel directly involved in the manufacturing activities.

•	Overhead. Overhead costs include utilities, maintenance of production equipment, land use rights and other ancillary expenses associated with the manufacturing activities.

•	Depreciation of Property, Plant and Equipment. Depreciation of property, plant and equipment is provided on a straight-line basis over the estimated useful life, which is thirty years for buildings, four to ten years for machinery and motor vehicles, four to five years for furniture and fixtures and eight to ten years for motor vehicles, taking into account their estimated residual value. Due to our capacity expansion, depreciation in absolute terms has increased significantly. We expect this trend to continue as we continue to expand our manufacturing capacity and build new facilities to attain an overall annual manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules of 600 megawatts in the third quarter of 2009 and the establishment of our in-house polysilicon manufacturing facilities.

•	Warranty Cost. Currently, our PV modules sold to customers outside of China typically carry a five-year limited warranty for defects in materials and workmanship, although historically our PV modules were typically sold with a two-year limited warranty for such defects. In addition, our PV models typically carry a ten-year and twenty-five-year limited warranty against declines of more than 10.0% and 20.0%, respectively, from the initial power generation capacity at the time the product is sold. These warranties require us to fix or replace the defective products. We currently accrue the equivalent of 1% of gross revenues for potential warranty obligations. In 2008, we recognized warranty expense of RMB 74.0 million (US$10.9 million).

The cost of PV systems includes the costs of PV modules, batteries, inverters, other electronic components and related materials and labor.

Our cost of revenues is affected primarily by our ability to control raw material costs, achieve economies of scale in our operations and manage our vertically integrated product chain efficiently. Furthermore, we balance automation and manual operation in our manufacturing process, and have been able to increase operating efficiencies and expand our manufacturing capacity cost-effectively.

Gross Profit and Gross Margin

Our gross profit is affected by a number of factors, including the average selling prices for our PV products, the cost of polysilicon, product mix, economies of scale and benefits from vertical integration and our ability to cost-efficiently manage our raw material supply. Our gross profit was RMB 1,629.6 million (US$238.9 million) in 2008. Our gross profit margin was 21.6% in 2008, compared to 23.6% in 2007 and 27.6% in 2006 on a combined basis. The decrease in gross margin from 2007 to 2008 was primarily due to the lower gross margin in the fourth quarter of 2008, which was the result of significantly weakened worldwide macroeconomic conditions in the fourth quarter of 2008 and the depreciation of the Euro and the U.S. dollar against the Renminbi. The decrease in gross margin from 2006 to 2007 was primarily due to a sharp increase in the cost of polysilicon over the same period, which outpaced the increase in average selling price and cost reduction from the improved economies of scale and advancements in our process technologies.

We may continue to face margin compression pressure in the sales of PV modules due to the decrease in the average selling price of our PV modules and increasingly intense competition in the PV module market, although a decrease in our average purchase price of polysilicon per kilogram has alleviated some of the margin compression pressure. We have also been able to alleviate some of the margin pressure by manufacturing polysilicon ingots using a higher proportion of cheaper low-purity silicon materials. Furthermore, we believe that as our PV business expands and attains parity in manufacturing capacity for different phases of our product value chain, economies of scale and the cost reduction achieved through research and development efforts at each stage of our vertically integrated manufacturing process, among other factors, will have a positive effect on our gross profit margins over time.

Operating Expenses

Our operating expenses consist of:

•	Selling Expenses, which consist primarily of advertising costs, salaries and employee benefits of sales personnel, sales-related travel and entertainment expenses, amortization of intangible assets (including backlog and customer relationships), share-based compensation expenses and other selling expenses including sales commissions paid to our sales agents. We expect that our selling expenses will increase in the near term as we increase sales efforts, hire additional sales personnel, target new markets and initiate additional marketing programs to build up our brand. However, we expect that selling expenses will decrease as a percentage of net revenues over time as we achieve greater economies of scale.

•	General and Administrative Expenses, which consist primarily of salaries and benefits for our administrative and finance personnel, bad debt expenses, audit, legal and consulting fees, other travel and entertainment expenses, bank charges, amortization of technical know-how, depreciation of equipment used for administrative purposes and share-based compensation expenses. We expect that general and administrative expenses will decrease as a percentage of net revenues over time as we achieve greater economies of scale.

•	Research and Development Expenses, which consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and prototype and equipment costs relating to the design, development, testing and enhancement of our products and manufacturing process. We are a party to several research grant contracts with the PRC government under which we receive funds for specified costs incurred in certain research projects. We record such amounts as a reduction to research and development expenses when the related research and development costs are incurred. We expect our research and development expenses (not adjusted for offsets by government grants) to increase as we place a greater strategic focus on PV system sales in overseas markets and as we continue to hire additional research and development personnel and focus on continuous innovation of process technologies for our PV products, including improving the technical know-how to produce ingots and wafers with a higher proportion of polysilicon scraps without compromising the conversion efficiency of our PV cells and modules. We conduct our research and development, design and manufacturing operations in China, where the costs of skilled labor, engineering and technical resources, as well as land, facilities and utilities, tend to be lower than those in more developed countries.

Taxation

Under current laws of the Cayman Islands and the British Virgin Islands, we are not subject to income or capital gains tax. Additionally, dividend payments made by us are not subject to withholding tax in the Cayman Islands and the British Virgin Islands.

Tianwei Yingli, which is registered and operates in a “national high-tech zone” in Baoding, China, qualified as a “high and new technology enterprise” under the former Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises, or the FIE Income Tax Law, and as a result has been entitled to a preferential income tax rate of 15% through 2007. In accordance with the FIE Income Tax Law and its implementation rules, as a foreign invested enterprise primarily engaged in manufacturing and in operation for more than ten years, Tianwei Yingli was entitled to an exemption from the 15% enterprise income tax for two years from its first profit-making year following its conversion into a Sino-foreign equity joint venture company, specifically 2007 and 2008, and a 50% reduction in the subsequent three years, from 2009 to 2011.

On March 16, 2007, the National People’s Congress passed the EIT Law, which replaces the FIE Income Tax Law and adopts a uniform income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The EIT Law became effective on January 1, 2008. The EIT Law provides a five-year transition period from its effective date for enterprises established before the promulgation date of the EIT Law and which were entitled to preferential tax rates and treatments under the then effective tax laws or regulations. On December 26, 2007, the PRC government issued detailed implementation rules regarding the transitional preferential policies. Furthermore, under the EIT Law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to the preferential enterprise income tax rate of 15%. The Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises on April 14, 2008 and the Guidelines for Recognition of High and New Technology Enterprises on July 8, 2008. Under the EIT Law and its implementation rules, Tianwei Yingli will continue to enjoy its unexpired tax holiday which will be applied to the new income tax rate of 25%, resulting in a tax rate of 0%, 12.5%, 12.5% and 12.5% for the calendar years from 2008 to 2011 and 25% thereafter. In December 2008, Tianwei Yingli was recognized by the Chinese government as a “high and new technology enterprise” and entitled to the preferential tax rate of 15% for 2008 to 2010. Under the EIT Law, where the transitional preferential policies and the preferential policies prescribed under the EIT Law and its implementation rules overlap, an enterprise may choose the most preferential policy, but may not enjoy multiple preferential policies. We have chosen to be grandfathered under the above-mentioned unexpired tax holiday instead of enjoying the preferential tax rate of 15% available for a “high and new technology enterprise” under the EIT Law. Yingli China was established in October 2007 and did not enjoy any preferential tax treatment before March 16, 2007. Therefore, Yingli China would have been subject to the new income tax rate of 25% in 2008. Since Yingli China was recognized by the Chinese government in December 2008 as a “high and new technology enterprise”, the preferential enterprise income tax rate of 15% was applicable to Yingli China from 2008 to 2010 and the income tax rate will be 25% thereafter.

Moreover, the EIT Law and its implementation rules impose a 10% withholding tax, unless reduced by a tax treaty or agreement for distributions of dividends in respect of earnings accumulated beginning on January 1, 2008 by a foreign investment enterprise to its immediate overseas holding company, insofar as the later is treated as a non-resident enterprise. Distributions of earnings generated before January 1, 2008 are exempt from such withholding tax. Therefore, we have not recognized a deferred tax liability for undistributed earnings through December 31, 2007. We intend to reinvest indefinitely undistributed earnings generated in 2008 and therefore have not recognized a deferred tax liability for those earnings.

Accounting for Minority Interests

Historically, we recognized the equity interest in our various subsidiaries not held by us as minority interests in our consolidated statement of income and included the amount of minority interests as a separate item in our consolidated balance sheet, which was excluded from shareholders’ equity. Since our adoption of SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,” starting from January 1, 2009, we are required to re-classify the previously reported minority interests as noncontrolling interest. In addition, the consolidated net income (loss) to be reported in our consolidated statement of income starting from January 1, 2009 will include net income (loss) attributable to Yingli Green Energy and the noncontrolling interest. Such reclassification and changes in presentation will not affect our results of operations in future periods. Under SFAS No. 160, we are also required to include the amount of noncontrolling interests as part of shareholders’ equity in our consolidated balance sheet. As a result, shareholders’ equity to be reported in our consolidated balance sheet for future periods starting from January 1, 2009 will not be comparable with the shareholders’ equity reported in prior periods.

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

American Appraisal also applied a discount for lack of marketability of 17% as of September 28, 2006 and 11% as of December 20, 2006 through January 13, 2007 to reflect the fact that there is no ready market for shares in a closely held company like us. Because ownership interests in closely held companies are typically not readily marketable compared to similar public companies, we believe, a share in a privately held company is usually worth less than an otherwise comparable share in a publicly held company and therefore applied a discount for the lack of marketability of the privately held shares. When determining the discount for lack of marketability, the Black-Scholes option model was used. Under option pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. The option pricing method was used because this method takes into account certain company-specific factors, including the size of our business and volatility of the share price of comparable companies engaged in the same industry. Volatility of 58% as of September 28, 2006 and 47% as of December 20, 2006 through January 13, 2007 using the mean of volatility of the guideline companies is used in the market approach.

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

With respect to the valuation of Series B preferred shares issued from December 20, 2006 through January 13, 2007, the estimated stand alone fair value of US$5.38 using the valuation techniques discussed above reasonably approximated the US$4.835 per share paid by third party investors for Series B preferred shares that were issued without any detachable warrants. Our management believes that the difference between the fair value determined by American Appraisal and the US$4.835 was within a tolerable range of reasonableness. In addition, had we utilized the US$4.835 for purposes of determining the relative fair value of the Series B preferred shares issued with warrants, the impact on our results of operations and income available to ordinary shareholders would have been immaterial. Given the subjective nature of various assumptions and estimates that are required to determine the fair value of preferred shares of a privately held company, we believe that the assumptions and methodology utilized were appropriate and reasonable.

The relative fair values assigned to the Series A warrant and Series B warrants issued from December 20, 2006 through January 13, 2007 and the stand-alone value of the Sunshine warrant and the additional Series B warrants issued on March 27, 2007 was approximately US$211,341, US$850,482, US$496,000, and US$756,213, respectively. We determined that the stand-alone per share fair value of the Series A warrant and Series B warrants was US$0.36 and US$0.48 (after a 90% discount), respectively. The fair values of these warrants utilized the Black-Scholes option pricing model. The significant estimates and assumptions used by American Appraisal as set forth in its valuation reports for these warrants, dated March 30, 2007, to estimate the fair value of these warrants under the Black-Scholes option pricing model are as follows:

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

Accrued Warranty Obligations

Currently, our PV modules sold to customers outside of China typically carry a five-year limited warranty for defects in materials and workmanship, although historically our PV modules were typically sold with a two-year limited warranty for such defects. In addition, the PV models typically carry a ten-year and twenty-five-year limited warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. As a result, we bear the risk of warranty claims long after we have sold our products and recognized revenues. We have sold PV modules only since more than six years ago and only a small portion of our PV modules has been in use for more than five years. In connection with PV system sales in the PRC, we provide a one to five-year limited warranty against defects in modules, storage batteries, controllers and inverters. We perform industry-standard testing to test the quality, durability and safety of our products. As a result of such tests, we believe the quality, durability and safety of our products are within industry norms. Our estimate of the amount of our warranty obligations is based on the results of these tests and consideration given to the warranty accrual practice of other companies in the same business. Consequently, we accrue the equivalent of 1% of gross revenues for potential warranty obligations. As of December 31, 2008, RMB 11.2 million (US$1.6 million) in warrant costs were incurred or claimed, primarily as a result of warranty claims for our PV modules that we had previously sold. As of December 31, 2007 and 2008, our accrued warranty costs amounted to RMB 60.8 million and RMB 123.6 million (US$18.1 million), respectively. As of December 31, 2007 and 2008, RMB 56.5 million and RMB 114.7 million (US$16.8 million), respectively, in warranty costs were classified as non-current liabilities, which reflects our estimate of the timing of when the warranty expenditures will likely be made.

We charge actual warranty expenditures against the accrued warranty liability. To the extent that actual warranty expenditures differ significantly from estimates, we will revise our warranty provisions accordingly.

Changes in the carrying amount of accrued warranty liability are as follows:

	For the Year Ended December 31,
	2006	2007	2008
		RMB	RMB	US$
	RMB
	(In thousands)

Beginning balance	5,014	20,686	60,780	8,909
Product warranty expense	15,672	40,094	74,036	10,852
Warranty cost incurred or claimed	—	—	(11,167)	(1,637)

Total accrued warranty liability	20,686	60,780	123,649	18,124

Accrued warranty cost, current portion	1,447	4,248	8,957	1,313

Accrued warranty cost, excluding current portion	19,239	56,532	114,692	16,811

Long-Lived Assets

As of December 31, 2007 and 2008, our intangible assets primarily consisted of technical know-how, customer relationships, long-term supplier agreements and trademarks that were acquired in connection with our acquisitions of minority interests. We made acquisitions of an additional 2.98%, 8.15%, 7.98% and 3.90% equity interest in Tianwei Yingli on November 20, 2006, December 18, 2006, June 25, 2007 and March, 14, 2008, respectively. We allocate the purchase price to the assets acquired and liabilities assumed based on their estimated fair value on the date of acquisition, which we refer to as the purchase price allocation. As part of the purchase price allocation, we are required to determine the fair value of any intangibles acquired.

The determination of the fair value of the intangible assets acquired involves certain judgments and estimates. These judgments can include, but are not limited to, the cash flows that an asset is expected to generate in the future. The fair values as of November 20, 2006, December 18, 2006, June 25, 2007 and March 14, 2008, respectively, of the intangible assets acquired were also determined by American Appraisal, as set forth in its valuation report dated March 30, 2007 (for the valuation of such intangible assets as of November 20, 2006 and December 18, 2006), August 8, 2007 (for the valuation of such intangible assets as of June 25, 2007) and May 23, 2008 (for the valuation of such intangible assets as of March 14, 2008). For technical know-how, the fair value was determined based on the excess-earning approach using the present value of the projected earnings attributable to the technical know-how. For customer relationships, the fair value was based on the excess earnings which take into consideration the projected cash flows to be generated from these customers. Future cash flows are predominately based on the net income forecast of these customers which has taken into consideration historical customer attrition and revenue growth. The resulting cash flows are then discounted at a rate approximating our weighted average cost of capital. For long-term supplier agreements, the fair value was based on the discounted present value of the difference between the price of polysilicon as agreed in the supplier agreements and market price. For trademarks, the fair value was based on the “relief from royalty” approach representing the present value of the after-tax cost savings from royalty payments.

We depreciate and amortize our property, plant, equipment and intangible assets, which are subject to amortization, using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of plant and equipment (including the salvage values) in order to determine the amount of depreciation expense to be recorded during each reporting period. We estimate the useful lives at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which would result in the recognition of increased depreciation and amortization expense in the future periods. There has been no change to the estimated useful lives or salvage values during 2006, 2007 and 2008.

We evaluate long-lived assets, including property, plant and equipment and intangible assets, which are subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. Goodwill and intangible assets that are not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. For intangible assets that are not subject to amortization, an impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. For goodwill, the impairment determination is made at the reporting unit level and consists of two steps. In the first step, we determine the fair value of a reporting unit and compare it to its carrying amount, including goodwill. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill. We estimated the fair value of the reporting unit using the income approach which involves discounting the reporting unit’s projected free cash flow at its weighted average cost of capital. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed. We performed the annual impairment review of goodwill at December 31 and determined that the estimated fair value of the reporting unit exceeds its carrying amount. As an overall test of the reasonableness of the estimated fair value of the reporting units and consolidated Yingli Green Energy, a reconciliation of the fair value estimates for the reporting units to Yingli Green Energy’s market capitalization was also performed as of December 31, 2008. The reconciliation considered a reasonable control premium and other available information. Based on the reconciliation, Yingli Green Energy’s fair value was in excess of its market capitalization and there was no indicator of goodwill impairment. A control premium is the amount that a buyer is willing to pay over the current market price of a company as indicated by the traded price per share (i.e. market capitalization), in order to acquire a controlling interest. The premium is justified by the expected synergies, such as the expected increase in cash flow resulting from cost savings and revenue enhancements.

For the periods presented, no impairment on our long-lived assets was recognized.

Share-Based Compensation

As further described in Note 14 to our consolidated financial statements, we account for share-based compensation under Statement of Financial Accounting Standards No. 123R, Share-Based Payment, or SFAS No. 123R. Under SFAS No. 123R, the cost of all share-based payment transactions must be recognized in our consolidated financial statements based on their grant-date fair value over the required period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service from the employee, or the vesting period. We determine the fair value of our employees’ share options as of the grant date using the Black-Scholes option pricing model.

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

We had 610,929, 1,426,629 and 4,363,213 employee share options outstanding as of December 31, 2006, 2007 and 2008, respectively. The following table sets forth information regarding our outstanding employee share options as of December 31, 2007 and 2008:

				Weighted
		Weighted		Average
		Average		Remaining	Aggregate
	Number of	Exercise		Contractual	Intrinsic
	Shares	Price		Term	Value

Outstanding as of August 7, 2006	—		—
Granted	610,929	US$	2.10
Exercised	—		—
Forfeited or expired	—		—
Outstanding as of December 31, 2006	610,929	US$	2.10
Granted	815,700	US$	23.65
Exercised	—		—
Forfeited or expired	—		—
Outstanding as of December 31, 2007	1,426,629	US$	14.42
Granted	2,979,584	US$	8.48
Exercised	—		—
Forfeited or expired	(43,000)	US$	19.37

Outstanding as of December 31, 2008	4,363,213	US$	10.32	9.30 years	US$	7,312,298

Exercisable as of December 31, 2008	521,792	US$	10.76	8.41 years	US$	1,197,601

On January 19, 2007, we granted 2,576,060 unvested restricted shares under our 2006 stock incentive plan for the benefit of 68 participants, consisting of 1,576,300 unvested restricted shares granted to eight directors and officers of Yingli Green Energy and Tianwei Yingli and 999,760 unvested restricted shares granted to 60 other employees of us. Share-based compensation expense with respect to the unvested restricted shares was measured based on the estimated fair value of our ordinary shares at the date of grant and is recognized on a straight-line basis over the five-year vesting period. In April, 2007, we granted 30,000 and 15,000 unvested restricted shares to one executive and one third-party consultant, respectively. Share-based compensation expense with respect to the unvested restricted shares granted to the employee was measured based on the estimated stock issuance price of our initial public offering of US$11 at the date of grant and is recognized on a straight-line basis over the five-year period. We granted unvested shares to the consultant in exchange for certain services to be provided. We account for equity instrument issued to non-employee vendors in accordance with the provisions of Emerging Issues Task Force, or EITF, Issue No. 96-18, Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services under the fair value method. The measurement date of the fair value of the equity instrument issued is the date on which the consultant’s performance was completed. Prior to the measurement date, the equity instruments are measured at their then-current fair values at each of the reporting dates. Share-based expense recognized over the service period is adjusted to reflect changes in the fair value of the ordinary shares between the reporting periods up to the measurement date.

We recorded non-cash share-based compensation expense of RMB 61,667 (or US$7,826 as translated at the applicable average exchange rate prevailing during the period) for the period from August 7, 2006 through December 31, 2006, RMB 27.7 million (or US$3.7 million as translated at the applicable average exchange rate prevailing during the period) for the year ended December 31, 2007 and RMB 60.6 million (or US$8.7 million as translated at the applicable average exchange rate prevailing during the period) for the year ended December 31, 2008.

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

We believe that the increase in the fair value of our ordinary shares since the grant of options on December 28, 2006 to US$11.00 per share, the initial public offering price of our ordinary shares, was attributable to the following significant factors and events from December 28, 2006 to June 7, 2007 (the date of our initial public offering):

•	from December 26, 2006 to June 7, 2007, we had entered into three sales contracts with Unitec Europa, S.A., Sinolink Development Limited and Laxtron Energías Renovables to deliver an aggregate of over 40 megawatts of PV modules in 2007, which increased our estimated sales in 2007 to be secured contractually from approximately 70 megawatts of PV modules as of December 28, 2006 to approximately 110 megawatts as of May 18, 2007;

•	from December 28, 2006 to June 7, 2007, we had secured additional supply of polysilicon. In April 2007, we entered into a new supply agreement with Sichuan Xinguang Silicon Science and Technology Co., Ltd., a PRC silicon manufacturer, to satisfy a significant portion of our estimated polysilicon needs for 2007 and 2008 and further enhanced the credibility of our output projections for 2007 and 2008, as well as several other supplier contracts in 2007. As a result, we secured as of April 30, 2007 approximately 930 tons of our estimated polysilicon needs for 2007 and approximately 1,000 tons of our estimated polysilicon needs for 2008. In contrast, as of December 28, 2006, we secured approximately 380 tons of our estimated polysilicon needs for 2007 and nil tons for our estimated polysilicon needs for 2008;

•	in March 2007, we successfully added another 30 megawatts cell production capacity which enabled us to reach the current PV cell production capacity of 90 megawatts. This addition in PV cell production capacity enhanced the parity of production capacity at each of our entire supply chain and reduced the need to enter into toll manufacturing arrangements with third-party toll manufacturers, which are more expensive than in-house production;

•	from January 2007 through March 2007, we obtained additional banking facilities in the amount of RMB 441.7 million (US$60.5 million), sufficient for us to fund the construction for new production facilities for the silicon ingots and wafers, PV cells and PV modules for up to 100 megawatts each as well as the related power generation system until the end of June 2007. The availability of additional funding for capacity expansion increased the likelihood of achieving our output target for 2007 and 2008, as well as sales targets for 2007 and 2008, which in turn helped to improve our valuation. In addition, the production equipment had been delivered on schedule;

•	in April 2007, we arranged for three individuals to become our independent directors upon completion of our initial public offering to help us improve our corporate governance and internal controls. In April 2007, we also hired a vice president with extensive experience in the silicon ingots and wafers production process and an assistant financial controller with knowledge of and experience in the areas of U.S. GAAP and internal control over financial reporting;

•	from December 28, 2006 to June 7, 2007, governments in certain of our key overseas markets announced plans to promote the use of alternative and renewable energy sources, which is likely to improve the demand prospects for PV products significantly over the long term. These plans include the Energy Action Plan adopted by the European Council in March 2007, which, among others, set a binding target for the European Union to increase the percentage of energy consumption based on renewable energy sources to 20% of overall energy consumption in the European Union and to increase the percentage of biofuels used in the transport fuel consumed in the European Union to 10% of such transport fuel, in each case by 2020. In addition, the United States also announced a plan in January 2007 to seek a 20% reduction in gasoline consumption in the United States by 2017, which would likely require, among others, the use of approximately 35 billion gallons of renewable and alternative fuels. We believe the positive growth outlook for our products as a result of such government plans in turn improved our valuation;

•	from December 28, 2006 to June 7, 2007, the stock prices of listed PV companies in general, including the 11 companies comparable to us that we examined in connection with the valuation performed by us with the assistance of American Appraisal, improved significantly. For example, the aggregate market capitalization of the 11 companies increased by approximately 30% from January 1, 2007 through May 8, 2007, based on an average increase of average closing stock prices during the same period. We believe that the favorable movements of the stock prices of the PV companies since the beginning of 2007 are due to, among others, the government plans to expand the use of renewable energy sources as described above, news reports in April 2007 that the global solar grade silicon supply is expected to increase significantly starting in 2008 (which exceeded the typical industry estimates made in 2006), and continued technological advancements for producing cheaper PV modules on a per-watt basis, which in the aggregate would contribute to the growth in revenue and profits for PV product manufacturers. We also believe that the investor sentiment with respect to the PV company stocks were positively affected by the improvements in revenues and profits for several listed PV companies, such as Suntech Power Holdings and Solarworld AG. We believe that the strong stock price performance of the PV product manufacturers in general, including the 11 comparable companies we examined for purposes of valuation and several newly listed PV product manufacturers with operations primarily in China, further justify adjusting upwards the fair value of our ordinary shares; and

•	in determining the initial public offering price of US$11.00 per share, we utilized the market approach, as compared to a weighted average of the income approach and market approach, which we used in determining the fair value of US$4.74 per share on December 28, 2006. We believed that applying the market approach best reflected our anticipated pricing for our initial offering. The most significant factors that led to an increase in the fair value of our ordinary shares from US$4.74 per share as of December 28, 2006 to US$11.00 per share, the initial public offering price of our ordinary shares, were: (i) the utilization of our estimated 2008 EBIT for purposes of calculating the initial public offering price for our initial public offering versus the utilization of 2007 EBIT for purposes of determining the fair value of US$4.74 per ordinary share as of December 28, 2006 and (ii) in light of the market factors described above, an increase by 75% in the multiple applied to such EBIT from December 28, 2006 for purposes of calculating the fair value of our ordinary shares as of June 7, 2007 for purposes of calculating the initial public offering price for our initial public offering.

Based on the closing price of our ordinary shares of US$6.10 per share as of December 31, 2008, the aggregate intrinsic value of the options outstanding as of December 31, 2008 was approximately US$7.3 million.

Valuation of Inventories

Our inventories are stated at the lower of cost or net realizable value. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record a write-down against the cost of inventories for a decline in net realizable value. The evaluation takes into consideration historic usage, expected demand, anticipated sales price, new product development schedules, the effect that new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of polysilicon, our primary raw material, is subject to fluctuations based on global supply and demand. Our management continually monitors the changes in the purchase price paid for polysilicon, including prepayments to suppliers, and the impact of such change on our ability to recover the cost of inventory and our prepayments to suppliers. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories. For the period from January 1, 2006 through September 4, 2006, the period from August 7, 2006 (date of inception) through December 31, 2006, and the years ended December 31, 2007 and 2008, inventory write-downs, which are included in cost of revenues, were RMB 1.7 million, RMB 4.9 million, RMB 22.7 million and RMB 7.5 million (US$1.1 million), respectively.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts for the estimated loss on receivables when collection may no longer be reasonably assured. We assess collectibility of receivables based on a number of factors including the customer’s financial condition and creditworthiness. We make credit sales to major strategic customers in Europe. To reduce credit risks relating to other customers, we require some of our customers to pay a major portion of the purchase price by letters of credit and require advance payments from some of our customers. Recently, the portion of our customers that are required to make advance payments has decreased. Because of the strong credit worthiness of our major European customers, our allowance for doubtful accounts and provisions for bad debt have not been significant. Our accounts receivable balance had grown significantly due to sales to several major customers. For the period from January 1, 2006 through September 4, 2006, the period from August 7, 2006 (date of inception) through December 31, 2006 and the years ended December 31, 2007 and 2008, our provision for doubtful accounts amounted to RMB 0.5 million, nil and RMB 0.6 million and RMB 0.9 million (US$0.1 million), respectively. We recorded a reversal of allowance for doubtful accounts in an amount of RMB 1.2 million (US$0.2 million) in the year ended December 31, 2008 primarily due to the collection from a customer upon reaching a settlement agreement with such customer.

The following table presents the movement of allowance for doubtful accounts for the period from January 1, 2006 through September 4, 2006, the period from August 7, 2006 (date of inception) through December 31, 2006 and the years ended December 31, 2007 and 2008:

	Predecessor	Yingli Green Energy
	For the Period	For the Period
	from January 1,	from August 7,
	2006 through	2006 through
	September 4,	December 31,	For the Year Ended December 31,
	2006	2006	2007	2008
	(In thousands of	(In thousands of	(In thousands of	(In thousands of	(In thousands of
	RMB)	RMB)	RMB)	RMB)	US$)
Balance at the beginning of the period	(1,776)	—	(2,309)	(2,618)	(384)
Transfer of Tianwei Yingli to Yingli Green Energy	—	(2,309)	—	—	—
Additions charged to bad debt expense	(533)	—	(647)	(938)	(137)
Reversal of allowance for doubtful accounts	—	—	—	1,155	169
Write-off of accounts receivable charged against the allowance	—	—	338	1,415	208

Balance at the end of the period	(2,309)	(2,309)	(2,618)	(986)	(144)

Results of Operations

The following table sets forth a summary of the results of operations of us and our predecessor, Tianwei Yingli, for the periods indicated. In our discussion of the results for the year ended December 31, 2006, we refer to certain line items in the statement of income as “combined” for comparative purposes. These combined amounts represent the addition of the amounts for certain income statement line items of Tianwei Yingli, our predecessor, for the period from January 1, 2006 through September 4, 2006, and the amounts for the corresponding income statement line items of us, for the period from August 7, 2006 (date of inception) through December 31, 2006. For the period from August 7, 2006 (date of inception) through September 4, 2006, during which the financial statements of the predecessor and those of Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations. The combined financial data for the year ended December 31, 2006 do not comply with U.S. GAAP or the rules relating to pro forma presentation. We are including these combined amounts to supplementally provide information which we believe will be helpful to gaining a better understanding of our results of operations and improve the comparative period-to-period analysis. These combined amounts do not purport to represent what our results of operations would have been in such periods if Yingli Group had transferred its 51% equity interest in Tianwei Yingli to us on January 1, 2006.

In addition, for comparative purposes we discuss below our results of operations for (i) the year ended December 31, 2008, (ii) the year ended December 31, 2007, (iii) our predecessor’s results of operations from January 1, 2006 through September 4, 2006 and the amount for the corresponding income statement line items of us for the period from August 7, 2006 (date of inception) through December 31, 2006 for and (iv) the combined year ended December 31, 2006. Although our predecessor and we were engaged in the same business and operations, our respective results of operations may not be comparable since they are presented with respect to two distinctive legal entities.

			Yingli Green
			Energy
	Predecessor		For the		Combined		Yingli Green Energy
	For the		Period from August 7,		For the		For the
	Period from January 1, 2006 Through		2006 Through		Year Ended		Year Ended
	September 4,		December 31,		December 31,		December 31,
	2006		2006		2006		2007		2008
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Net revenues:
Sales of PV modules	856,499	96.9%	674,086	89.3%	1,530,585	93.4%	4,015,788	98.9%	7,445,790	1,091,358	98.6%
Sales of PV systems	905	0.1	14,322	1.9	15,227	0.9	1,952	0.1	27,584	4,043	0.4
Other revenues	26,584	3.0	66,385	8.8	92,969	5.7	41,583	1.0	79,641	11,673	1.0

Total net revenues	883,988	100.0%	754,793	100.0%	1,638,781	100.0%	4,059,323	100.0%	7,553,015	1,107,074	100%
Cost of revenues:
Cost of PV modules sales	586,196	66.3%	514,176	68.1%	1,100,372	67.1%	3,055,474	75.3%	5,851,212	857,634	77.5%
Cost of PV systems sales	1,012	0.1	9,927	1.3	10,939	0.7	1,493	—	19,241	2,820	0.2
Cost of other revenues	24,428	2.8	50,744	6.8	75,172	4.6	45,516	1.1	52,953	7,762	0.7

Total cost of revenues	611,636	69.2%	574,847	76.2%	1,186,483	72.4%	3,102,483	76.4%	5,923,406	868,216	78.4%
Gross profit	272,352	30.8%	179,946	23.8%	452,298	27.6%	956,840	23.6%	1,629,609	238,858	21.6%
Operating expenses:
Selling expenses	9,590	1.1%	5,869	0.8%	15,459	0.9%	109,939	2.7%	157,288	23,054	2.1%
General and administrative expenses	24,466	2.8	22,318	2.9	46,784	2.9	149,813	3.7	261,772	38,369	3.5
Research and development expenses	3,665	0.4	19,471	2.6	23,136	1.4	17,545	0.4	57,249	8,391	0.7

Total operating expenses	37,721	4.3%	47,658	6.3%	85,379	5.2%	277,297	6.8%	476,309	69,814	6.3%
Income from operations	234,631	26.5%	132,288	17.5%	366,919	22.4%	679,543	16.7%	1,153,300	169,044	15.3%
Equity in loss of an affiliate, net	(609)	(0.1)	(216)	—	(825)	(0.1)	(1,109)	—	(2,174)	(319)	—
Interest expense, net	(21,923)	(2.4)	(25,201)	(3.3)	(47,124)	(2.8)	(51,212)	(1.3)	(136,454)	(20,001)	(1.9)
Foreign currency exchange losses, net	(3,406)	(0.3)	(4,693)	(0.6)	(8,099)	(0.5)	(32,662)	(0.8)	(66,286)	(9,716)	(0.9)
Gain (loss) on debt extinguishment	—	—	(3,908)	(0.6)	(3,908)	(0.2)	—	—	—	—	—
Other income	—	—	—	—	—	—	—	—	6,090	893	0.1
Income tax (expense) benefit(2)	(22,546)	(2.6)	(22,968)	(3.0)	(45,514)	(2.8)	(12,928)	(0.3)	5,588	819	0.1
Income before minority interests(2)	186,147	21.1	75,302	10.0	261,449	16.0	581,632	14.3	960,064	140,720	12.7
Minority interests(2)	76	—	(45,285)	(6.0)	— (1)	— (1)	(192,612)	(4.7)	(293,300)	(42,990)	(3.9)
Net income(2)	186,223	21.1%	30,017	4.0%	— (1)	— (1)	389,020	9.6%	666,764	97,730	8.8%

(1)	This line item for the combined period is not presented because it is not comparable to the line item that would have been for such period if Yingli Group had transferred its 51% equity interest in Tianwei Yingli to us on January 1, 2006 because the minority interest for the period from August 7, 2006 through December 31, 2006, which reflects the ownership of Tianwei Yingli not held by us, is not comparable or relevant to the results of operations of our predecessor.

(2)	Our previously reported unaudited 2008 financial results have been revised to reflect a decrease in the income tax benefit from RMB 19.5 million to RMB 5.6 million due to a revised calculation of deferred taxes resulting from a change in the enacted income tax rate from 15% to 25% for calendar years starting from 2012 in respect of Tianwei Yingli.

Year Ended 2008 Compared to Year Ended 2007

Net Revenues.  Our total net revenues were RMB 7,553.0 million (US$1,107.1 million) in 2008, which increased by 86.1% from RMB 4,059.3 million in 2007. The increase was primarily due to a significant rise in total shipments of PV modules, which increased to 281.5 megawatts in 2008 from 142.5 megawatts in 2007. The increase in total shipments was primarily due to our expanded sales and marketing efforts in Europe, supported by the completion of an additional 200 megawatts of total production capacity of each of polysilicon ingots and wafers, PV cells and PV modules in September 2008, coupled with improvements in operational efficiency and capacity utilization at each stage of our manufacturing process from our research and development efforts, commencement of full production of 180-micron wafers, higher yields resulting from reduced breakage rates and achievements in increasing cell conversion efficiency rates. The average selling price of PV modules for 2008 was US$3.88 per watt, slightly higher than the average selling price of US$3.86 per watt in 2007.

Net revenues from sales of PV modules were RMB 7,445.8 million (US$1,091.4 million), or 98.6% of total net revenues in 2008, as compared to RMB 4,015.8 million, or 98.9% of total net revenues in 2007. Our PV module sales in Europe amounted to RMB 6,633.1 million (US$972.2 million) in 2008, which increased significantly from PV module sales in Europe of RMB 3,794.9 million in 2007, principally due to a continued strong growth in demand in Europe for PV modules. As a percentage of total net revenues, our PV module sales in Europe decreased to 87.8% in 2008 from 93.5% in 2007. Within Europe, there were also significant changes from 2007. Our PV module sales in Germany were RMB 3,118.7 million (US$457.1 million), or 41.3% of our total net revenues, which increased from the PV module sales in Germany of RMB 889.0 million, or 21.9% of total net revenues, in 2007, primarily due to increased demand from Germany and our increasing brand recognition. Our PV module sales in Spain in 2008 were RMB 3,041.8 million (US$445.8 million), or 40.3% of our total net revenues, which significantly increased from PV module sales in Spain of RMB 2,606.1 million, or 64.2% of total net revenues, in 2007. The increase in our PV module sales in Spain in 2008 was primarily due to the favorable government incentives for PV products in Spain. Our PV module sales in Italy in 2008 were RMB 95.2 million (US$14.0 million), or 1.2% of our total net revenues, which significantly decreased from PV module sales in Italy of RMB 292.8 million, or 7.2% of total net revenues, in 2007. Our PV module sales in France in 2008 were RMB 291.8 million (US$42.8 million), or 3.9% of our total net revenues, which significantly increased from PV module sales in France of RMB 0.6 million in 2007.

Net revenues from sales of PV systems were RMB 27.6 million (US$4.0 million), or 0.4% of total net revenues in 2008, as compared to RMB 2.0 million, or 0.1% of total net revenues, in 2007. All of our net revenues from sales of PV systems in 2008 were derived from China.

Other revenues amounted to RMB 79.6 million (US$11.7 million) in 2008, primarily from the occasional sales of substandard PV cells and wafers, as compared to RMB 41.6 million in 2007. Other revenue as a percentage of total net revenues was 1.0% in 2008 and 2007.

Cost of Revenues.  Cost of PV modules sales as a percentage of net revenues from PV modules was 78.6% in 2008, as compared to 76.1% in 2007. The increase in cost of PV modules as a percentage of net revenues from PV modules in 2008 from 2007 was primarily due to weakened worldwide macroeconomic conditions in the fourth quarter of 2008, which resulted in lower average selling prices, the depreciation of the Euro and the U.S. dollar against the Renminbi and the increase in the cost of polysilicon in the first three quarters of 2008.

Cost of PV systems sales as a percentage of net revenues from PV systems was 69.8% in 2008, as compared to 76.5% in 2007. The decrease in cost of PV systems as a percentage of net revenues from PV systems in 2008 from 2007 was primarily due to the increase in the average selling price of PV systems in China.

Gross Profit.  As a result of the factors described above, our gross profit was RMB 1,629.6 million (US$238.9 million) in 2008, which significantly increased from RMB 956.8 million in 2007. Our gross profit margin was 21.6% in 2008, compared to 23.6% in 2007. The decrease in gross margin for 2008 was primarily due to the lower gross margin in the fourth quarter of 2008, which was primarily the result of significantly weakened worldwide macroeconomic conditions in the fourth quarter of 2008, and the depreciation of the Euro and the U.S. dollar against the Renminbi.

Operating Expenses.  Our operating expenses were RMB 476.3 million (US$69.8 million) in 2008, which significantly increased from RMB 277.3 million in 2007. The increase in operating expenses was primarily due to higher research and development expenses and increased marketing and promotional efforts resulting from the expansion of our operations. Operating expenses as a percentage of net revenue decreased to 6.3% in 2008 from 6.8% in 2007. The decrease in operating expenses as a percentage of net revenue was primarily due to the economies of scale and better control of sales and marketing expenses and general and administrative expenses.

•	Selling expenses. Our selling expenses were RMB 157.3 million (US$23.1 million) in 2008, which significantly increased from RMB 109.9 million in 2007. This increase was primarily due to a significant increase in marketing activities for our PV modules to RMB 50.0 million (US$7.3 million), an increase in personnel costs and the related share-based compensation to RMB 19.2 million (US$2.8 million) in line with our business expansion in 2008 and an increase in amortization expenses to RMB 21.5 million (US$3.1 million) for intangible assets relating to customer relationships and order backlogs, which were allocated to selling expenses. Selling expenses as a percentage of net revenues decreased to 2.1% in 2008 from 2.7% in 2007.

•	General and Administrative Expenses. Our general and administrative expenses were RMB 261.8 million (US$38.4 million) in 2008, which significantly increased from RMB 149.8 million in 2007. The increase in general and administrative expenses in 2008 was primarily due to a significant increase in the number of administrative staff and the hiring of senior executive officers related to the expansion of our operations, which amounted to RMB 104.5 million (US$15.3 million) and an increase in amortization expenses to RMB 34.9 million (US$5.1 million) for intangible assets relating to technology know-how which were allocated to general and administrative expenses, and increasing audit, legal and consulting fees. General and administrative expenses as a percentage of net revenues decreased to 3.5% in 2008 from 3.7% in 2007.

•	Research and Development Expenses. Our research and development expenses were RMB 57.2 million (US$8.4 million) in 2008, compared to RMB 17.5 million in 2007. The increase in research and development expenses in 2008 was primarily a result of increased volume of raw materials used in the research and development of the production of thinner, 180-micron wafers, reduction of breakage rates to generate higher yields and improvement of cell conversion efficiency rates. Research and development expenses as a percentage of net revenues were 0.7% in 2008 and 0.4% in 2007.

Income from Operations.  Income from operations was RMB 1,153.3 million (US$169.0 million) in 2008, compared to RMB 679.5 million in 2007. As a result of the cumulative effect of the above factors, the operating profit margin was 15.3% in 2008 and 16.7% in 2007.

Interest Expense, Net.  Net interest expense was RMB 136.5 million (US$20.0 million) in 2008, which increased from RMB 51.2 million in 2007, primarily due to an increase in the accreted interest upon maturity on the convertible senior notes and the amortization of issuance costs in connection with the convertible senior notes offering that was completed in the fourth quarter of 2007 and an increase in bank borrowings.

Foreign Currency Exchange Loss.  Foreign currency exchange loss was RMB 66.3 million (US$9.7 million) in 2008, compared to a foreign currency exchange loss of RMB 32.7 million in 2007. The significant increase in foreign currency exchange loss in 2008 was primarily due to the depreciation of the U.S. dollar and the Euro against the Renminbi, which was partially offset by a gain of RMB 106.9 million (US$15.7 million) from foreign currency forward contracts realized in the fourth quarter of 2008.

Income Tax Benefit (Expense).  We recognized an income tax benefit of RMB 5.6 million (US$0.8 million) in 2008, and an income tax expense of RMB 12.9 million in 2007. The income tax benefit was mainly due to an increase of deferred tax assets related to accrued warranty in line with the sales expansion in 2008. The income tax expenses in 2007 were mainly attributable to an adjustment to the deferred tax assets and liabilities as a result of a change in the income tax rate from 15% to 25% following the adoption of the new EIT Law in China that went into effect on January 1, 2008.

Minority Interest.  Prior to our adoption of SFAS No. 160 in 2009, equity interest in our various subsidiaries not held by us was recognized by us as minority interest. The minority interest we reported primarily consisted of equity interest held by Tianwei Baobian in Tianwei Yingli. See “—Accounting for Minority Interests.” In 2008, minority interest was RMB 293.3 million (US$43.0 million), which represents the income attributable to Tianwei Baobian’s ownership interest in Tianwei Yingli, which decreased to 25.99% as a result of our acquisition of an additional 7.98% and 3.90% equity interest in Tianwei Yingli on June 25, 2007 and March 14, 2008, respectively, as well as the 10% ownership interest in Yingli Beijing not held by Yingli Green Energy and the 40% ownership interest in Yingli Greece not held by Yingli Green Energy. Minority interest was RMB 192.6 million in 2007. Minority interest in 2007 represents income attributable to the equity interest of Tianwei Yingli and its subsidiary, Chengdu Yingli, not held by us during 2007. The increase in minority interest from 2007 to 2008 was primarily due to the increase in income generated by Tianwei Yingli, partially offset by the increase in our ownership interest in Tianwei Yingli.

Net Income.  As a result of the cumulative effect of the above factors, our net income increased to RMB 666.8 million (US$97.7 million) in 2008 as compared to RMB 389.0 million in 2007. Our net profit margin amounted to 8.8% in 2008 and 9.6% in 2007. The tax holiday had the impact of increasing our net income by RMB 196.9 million (US$28.9 million) and net income attributable to ordinary shareholders on a basic per share basis by RMB 1.55 (US$0.23) and on a dilutive per share basis by RMB 1.52 (US$0.22) in 2008. In 2007, the tax holiday also had the impact of increasing our net income by RMB 78.4 million and net income attributable to ordinary shareholders on a basic per share basis by RMB 0.80 and on a dilutive per share basis by RMB 0.78.

Year Ended December 31, 2007 Compared to the Period from January 1, 2006 through September 4, 2006 (the Predecessor Period in 2006) and the Period from August 7, 2006 (Date of Inception) through December 31, 2006

Net Revenues.  Our total net revenues were RMB 4,059.3 million in 2007, which increased significantly from the total net revenues of RMB 884.0 million for the predecessor period in 2006 and RMB 754.8 million for the period from August 7, 2006 through December 31, 2006, primarily due to increased sales of PV modules. We sold 142.5 megawatt of modules in 2007 compared to 28.4 megawatt and 22.9 megawatt of modules sold in the predecessor period in 2006 and in the period from August 7, 2006 through December 31, 2006, respectively. Our predecessor, Tianwei Yingli, as a domestic company, was subject to sales tax and surcharges at a percentage of value added tax until September 5, 2006. Consequently, for the predecessor period in 2006 and a portion of the period from August 7, 2006 through December 31, 2006, Tianwei Yingli was subject to sales tax and surcharges at the rate of approximately 1% of gross revenues. On September 5, 2006, upon our reorganization, Tianwei Yingli’s tax status changed and it was no longer subject to such sales tax and surcharges.

Our PV module sales in Europe amounted to RMB 3,794.9 million in 2007, which increased significantly from PV module sales in Europe of RMB 747.6 million for the predecessor period in 2006 and RMB 586.6 million for the period from August 7, 2006 through December 31, 2006, due principally to a continued strong growth in demand in Europe for PV modules. As a percentage of total net revenues, our PV module sales in Europe increased to 93.5% in 2007 from 84.6% for the predecessor period in 2006 and 77.7% for the period from August 7, 2006 through December 31, 2006. Within Europe, there were also significant changes from the predecessor period in 2006 and the period from August 7, 2007 through December 31, 2006 to 2007. Our PV module sales in Germany in 2007 were RMB 889.0 million, or 21.9% of our total net revenues, which decreased from the PV module sales in Germany of RMB 602.8 million, or 68.2% of total net revenues, for the predecessor period in 2006 and RMB 406.9 million, or 53.9% of total net revenues, for the period from August 7, 2006 through December 31, 2006, primarily due to increased demand in Spain and Italy, where the demand for PV products is currently growing at a faster rate than in Germany. Our PV module sales in Spain in 2007 were RMB 2,606.1 million, or 64.2% of our total net revenues, which significantly increased from PV module sales in Spain of RMB 78.6 million, or 8.9% of total net revenues, for the predecessor period in 2006 and RMB 157.5 million, or 20.9% of total net revenues, for the period from August 7, 2006 through December 31, 2006. The increase in our PV module sales in Spain in 2007 was primarily due to the favorable government incentives for PV products in Spain, which resulted in our entering into several major PV module contracts with Spanish companies, including Acciona Energía S.A., Incei S.A. and Aplicaciones Técnicas de La Energia S.L. Our PV module sales in Italy in 2007 were RMB 292.8 million, or 7.2% of our total net revenues, which significantly increased from PV module sales in Italy of RMB 1.6 million, or 0.2% of total net revenues, for the predecessor period in 2006 and nil for the period from August 7, 2006 through December 31, 2006.

Net revenues from sales of PV systems were RMB 2.0 million, or 0.1% of total net revenues for 2007, as compared to RMB 0.9 million, or 0.1% of total net revenues, for the predecessor period in 2006 and RMB 14.3 million, or 1.9% of total net revenues, for the period from August 7, 2006 through December 31, 2006, in each case, from sales of PV systems in China which remains a relatively small market.

Other revenues amounted to RMB 41.6 million for 2007, RMB 26.6 million for the predecessor period in 2006 and RMB 66.4 million for the period from August 7, 2006 through December 31, 2006, in each case, primarily from the occasional sales of substandard PV cells and wafers. Other revenue as a percentage of total net revenues decreased to 1.0% in 2007 from 3.0% in the predecessor period in 2006 and 8.8% in the period from August 7, 2006 through December 31, 2006 primarily due to the increase of PV module sales which decreased other revenue as a percentage of net revenue.

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

Gross Profit.  As a result of the factors described above, our gross profit was RMB 956.8 million in 2007, which significantly increased from RMB 272.4 million for the predecessor period in 2006 and RMB 179.9 million for the period from August 7, 2006 through December 31, 2006. Our gross profit margin decreased to 23.6% for 2007 from 30.8% for the predecessor period in 2006 and 23.8% for the period from August 7, 2006 through December 31, 2006. This decrease in gross profit margin was primarily due to increased cost of polysilicon in 2007.

Operating Expenses.  Our operating expenses were RMB 277.3 million in 2007, which significantly increased from RMB 37.7 million for the predecessor period in 2006 and RMB 47.7 million for the period from August 7, 2006 through December 31, 2006. Operating expenses as a percentage of net revenue increased to 6.8% for 2007 from 4.3% for the predecessor period in 2006 and 6.3% for the period from August 7, 2006 through December 31, 2006 for reasons described below.

•	Selling expenses. Our selling expenses were RMB 109.9 million in 2007, which significantly increased from RMB 9.6 million for the predecessor period in 2006 and RMB 5.9 million in the period from August 7, 2006 through December 31, 2006. This increase was primarily due to a significant increase in marketing activities for our PV modules, sales commissions of RMB 32.0 million paid to two sales agents in Spain, an increase in advertising expenses to RMB 24.5 million and an increase in amortization expenses to RMB 17.2 million for intangible assets consisting of customer relationship and backlog. To a lesser extent, the increase in selling expenses was also due to RMB 11.1 million in expenses relating to exhibitions we participated in 2007, RMB 5.1 million in promotional expenses and RMB 1.7 million in share-based compensation expense. As a result, selling expenses as a percentage of net revenues increased to 2.7% for 2007 from 1.1% for the predecessor period in 2006 and 0.8% for the period from August 7, 2006 through December 31, 2006.

•	General and Administrative Expenses. Our general and administrative expenses were RMB 149.8 million in 2007, which significantly increased from RMB 24.5 million in the predecessor period in 2006 and RMB 22.3 million in the period from August 7, 2006 through December 31, 2006. The increase in general and administrative expenses in 2007 was primarily due to a significant increase in the number of administrative staff and the hiring of senior executive officers related to the expansion of our operations, RMB 24.8 million in share-based compensation expense, and an increase in amortization expenses to RMB 22.6 million for intangible assets relating to technology know-how which were allocated to general and administrative expenses. As a result, general and administrative expenses as a percentage of net revenues increased to 3.7% in 2007 from 2.8% for the predecessor period in 2006 and 2.9% for the period from August 7, 2006 through December 31, 2006.

•	Research and Development Expenses. Our research and development expenses were RMB 17.5 million in 2007, compared to RMB 3.7 million in the predecessor period in 2006 and RMB 19.5 million in the period from August 7, 2006 through December 31, 2006. The decrease in research and development expenses in 2007 was primarily a result of the significant research and development expenses incurred in 2006 relating to improving ingot and wafer production process and PV cell conversion efficiency. As a result, research and development expenses as a percentage of net revenues were 0.4% for 2007, 0.4% for the predecessor period in 2006, and 2.6% for the period from August 7, 2006 through December 31, 2006.

Income from Operations.  Income from operations was RMB 679.5 million in 2007, RMB 234.6 million for the predecessor period in 2006 and RMB 132.3 million for the period from August 7, 2006 through December 31, 2006. As a result of the cumulative effect of the above factors, the operating profit margin was 16.7% for 2007, 26.5% for the predecessor period in 2006 and 17.5% for the period from August 7, 2006 through December 31, 2006.

Interest Expense, Net.  Net interest expense was RMB 51.2 million in 2007, primarily due to an increase in bank borrowings, the interest paid on our mandatory convertible bonds and mandatory redeemable bonds issued in the fourth quarter of 2006, the amortization of discounts upon those bonds in an aggregate amount of RMB 26.4 million. Upon the completion of our initial public offering in June 2007, all of our mandatory convertible bonds were converted into ordinary shares and all of our mandatory redeemable bonds were redeemed. Net interest expense was RMB 21.9 million for the predecessor period in 2006 and RMB 25.2 million for the period from August 7, 2006 through December 31, 2006, which consisted primarily of interest expenses incurred for bank borrowings.

Income Tax Expense.  Tianwei Yingli is entitled to exemptions from the PRC national and local enterprise income tax for its first two profitable years and a 50% reduction in the enterprise income tax rate in the subsequent three years, beginning from calendar year 2007. As a result, our effective tax rate for 2007 was 2.2% and we recognized an income tax expense of RMB 12.9 million in 2007. In 2007, Tianwei Yingli was exempted from the enterprise income taxes as a “high and new technology enterprise” under the FIE Income Tax Law. The 2.2% effective tax rate was primarily related to a RMB 17.6 million income tax expense, as a result of an adjustment to our deferred tax assets and liabilities following the release of the new implementation guidance issued in December 2007 pertaining to the adoption of the new EIT Law in China that went into effect on January 1, 2008. The effective tax rate was 10.8% for the predecessor period but increased to 23.4% for the period from August 7, 2006 through December 31, 2006. As a “high and new technology enterprise”, our predecessor, Tianwei Yingli, was entitled to a preferential enterprise income tax rate of 15% for the predecessor period in 2006. The effective tax rate for the predecessor period was lower than the enterprise income tax rate primarily due to a tax credit of RMB 10.6 million from the purchase by Tianwei Yingli of China-made equipment. For the period from August 7, 2006 through December 31, 2006, our preferential enterprise income tax rate was 15% as a result of a change in our tax status into Sino-foreign equity joint venture as of September 5, 2006.

Minority Interest.  Prior to our adoption of SFAS No. 160 in 2009, equity interest in our various subsidiaries not held by us was recognized by us as minority interest. The minority interest we reported primarily consisted of equity interest held by Tianwei Baobian in Tianwei Yingli. See “— Accounting for Minority Interests.” In 2007, minority interest was RMB 192.6 million, which represents the income attributable to Tianwei Baobian’s ownership interest in Tianwei Yingli, which decreased to 29.89% from 37.87% during the year as a result of our acquisition of an additional 7.98% interest in Tianwei Yingli on June 25, 2007, as well as the 36% ownership interest in Chengdu Yingli not held by Tianwei Yingli until July 15, 2007. Minority interest was RMB 0.1 million for the predecessor period in 2006 and RMB 45.3 million for the period from August 7, 2006 through December 31, 2006. Minority interest for the predecessor period in 2006 represents income attributable to the equity interest of Chengdu Yingli, a subsidiary of Tianwei Yingli, not held by us. In addition to the minority interest in Chengdu Yingli, minority interest for the period from August 7, 2006 through December 31, 2006 also included minority interest attributable to the equity interest of Tianwei Yingli not held by us.

Net Income.  As a result of the cumulative effect of the above factors, our net income increased to RMB 389.0 million in 2007 as compared to RMB 186.2 million for the predecessor period in 2006 and RMB 30.0 million for the period from August 7, 2006 through December 31, 2006. Net income for 2007 and the period from August 7, 2006 through December 31, 2006 excluded minority interest of RMB 192.6 million and RMB 45.3 million, respectively, primarily attributable to the equity interest of Tianwei Yingli not held by us. Such minority interest in Tianwei Yingli is not reflected in the results of the predecessor period in 2006. Our net profit margin amounted to 9.6% in 2007, 21.1% for the predecessor period in 2006 and 4.0% for the period from August 7, 2006 through December 31, 2006. The tax holiday had the impact of increasing our net income by RMB 78.4 million and earnings attributable to ordinary shareholders on a basic per share basis by RMB 0.80 and on a dilutive per share basis by RMB 0.78 in 2007. Prior to this period there was no tax exemption in place.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006 on a Combined Basis

Net Revenues.  Total net revenue increased significantly from RMB 1,638.8 million in 2006 on a combined basis to RMB 4,059.3 million in 2007. This increase was primarily due to the significant increase in sales of PV modules resulting from our capacity expansion, enhanced marketing efforts in Europe and market demand for our products. We sold 142.5 megawatt of modules in 2007, compared to 51.3 megawatt of modules sold in 2006 on a combined basis.

The geographic distribution of our sales in 2007 changed significantly from that in 2006. Our sales in Europe amounted to RMB 3,794.9 million in 2007, which significantly increased from the sales in Europe of RMB 1,334.2 million in 2006 on a combined basis, due principally to a continued strong growth in demand in Europe for PV modules. As a percentage of total net revenues, our sales in Europe increased to 93.5% in 2007 from the sales in Europe of 81.4% in 2006 on a combined basis. Within Europe, there were also significant changes from 2006 to 2007. Our sales in Germany in 2007 was RMB 889.0 million, or 21.9% of our total net revenues, which significantly decreased from the sales in Germany of RMB 1,009.7 million, or 61.6% of total net revenues in 2006, primarily due to increased demand in Spain and Italy, where the demand for PV products is currently growing at a faster rate than in Germany. Our sales in Spain in 2007 was RMB 2,606.1 million, or 64.2% of our total net revenues, which significantly increased from the sales in Spain of RMB 236.1 million, or 14.4% of total net revenues in 2006 on a combined basis. The increase in our PV module sales in Spain in 2007 was primarily due to the favorable government incentives for PV products in Spain, which resulted in our entering into several major PV module contracts with Spanish companies, including Acciona Energía S.A., Incei S.A. and Aplicaciones Técnicas de La Energia S.L. Our PV module sales in Italy in 2007 were RMB 292.8 million, or 7.2% of our total net revenues, which significantly increased from PV module sales in Italy of RMB 1.6 million, or 0.1% of total net revenues in 2006 on a combined basis.

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

Gross Profit.  As a result of the foregoing, gross profit was RMB 956.8 million in 2007, which significantly increased from gross profit of RMB 452.3 million in 2006 on a combined basis. Gross profit margin was 23.6% in 2007, which decreased from gross profit margin of 27.6% in 2006 on a combined basis, primarily as a result of the rising cost of polysilicon in 2007.

Operating Expenses.  Operating expenses increased significantly to RMB 277.3 million in 2007 from RMB 85.4 million in 2006 on a combined basis, primarily attributable to the larger scale of business, increased marketing and promotional efforts and higher employment compensation and share-based compensation charges related to the share-based awards granted to senior executive officers and employees in 2007. Operating expenses as a percentage of total net revenues was 6.8% in 2007, which increased from operating expenses as a percentage of total net revenues in 2006 on a combined basis, which was 5.2%.

•	Selling Expenses. Selling expenses increase significantly to RMB 109.9 million in 2007 from RMB 15.5 million in 2006 on a combined basis, primarily as a result of a significant increase in marketing activities for our PV modules, sales commissions of RMB 32.0 million paid to two sales agents in Spain, an increase in advertising expenses to RMB 24.5 million and an increase in amortization expenses to RMB 17.2 million for intangible assets consisting of customer relationship and backlog. To a lesser extent, the increase in selling expenses was also due to RMB 11.1 million in expenses relating to exhibitions we participated in 2007, RMB 5.1 million in promotional expenses and RMB 1.7 million in share-based compensation expense. Our selling expenses as a percentage of total net revenues increased to 2.7% in 2007 from 0.9% in 2006 on a combined basis.

•	General and Administrative Expenses. General and administrative expenses increased significantly to RMB 149.8 million in 2007 from RMB 46.8 million in 2006 on a combined basis, primarily as a result of a significant increase in the number of administrative staff and the hiring of senior executive officers related to the expansion of our operations, RMB 24.8 million in our share-based compensation expense, and amortization expenses of RMB 22.6 million for intangible assets relating to technology know-how which were allocated to general and administrative expenses. As a result, general and administrative expenses as a percentage of total net revenues increased to 3.7% in 2007 from 2.9% in 2006 on a combined basis.

•	Research and Development Expenses. Research and development expenses decreased to RMB 17.5 million in 2007 from RMB 23.1 million in 2006 on a combined basis, primarily due to the significant research and development expenses incurred in 2006 relating to improving ingot and wafer production process and PV cell conversion efficiency. As a result, research and development expenses as a percentage of net revenues decreased to 0.4% in 2007 from 1.4% in 2006 on a combined basis.

Income from Operations.  As a result of the foregoing, income from operations was RMB 679.5 million in 2007, an increase of 85.2% from RMB 366.9 million in 2006 on a combined basis. Operating profit margin was 16.7% in 2007, which decreased from operating profit margin of 22.4% in 2006 on a combined basis, primarily due to an increase in the price of polysilicon and a significant increase in operating expenses, which was partially offset by cost savings generated by increased economy of scale from the expansion of our operations and technological improvements in our manufacturing processes.

Interest Expense, Net.  Net interest expense increased to RMB 51.2 million in 2007 from RMB 47.1 million in 2006 on a combined basis, primarily due to an increase in bank borrowings, the interest paid on our mandatory convertible bonds and mandatory redeemable bonds issued in the fourth quarter of 2006 and the amortization of discounts upon those bonds in an aggregate amount of RMB 26.4 million. The increase in interest expense was partially offset by an increase in interest income of RMB 12.5 million in 2007 as a result of an increase in cash proceeds from our financing activities.

Income Tax Expense.  Tianwei Yingli is entitled to exemptions from the PRC national and local enterprise income tax for its first two profitable years and a 50% reduction in the enterprise income tax rate in the subsequent three years, beginning from calendar year 2007. As a result, our effective tax rate for 2007 was 2.2% and we recognized an income tax expense of RMB 12.9 million in 2007. Tianwei Yingli was exempted from the enterprise income taxes in 2007 as a “high and new technology enterprise” under the FIE Income Tax Law. The 2.2% effective tax rate was primarily related to a RMB 17.6 million income tax expense, as a result of an adjustment to our deferred tax assets and liabilities following the release of the new implementation guidance issued in December 2007 pertaining to the adoption of the new EIT Law in China that went into effect on January 1, 2008. In comparison, in 2006, we recorded an income tax expense of RMB 45.5 million at a preferential enterprise income tax rate of 15%. The effective tax rate for 2006 was 14.8% on a combined basis, which was lower than the preferential tax rate of 15%, primarily due to a tax credit of RMB 10.6 million from the purchase by Tianwei Yingli of China-made equipment.

Minority Interest.  Prior to our adoption of SFAS No. 160 in 2009, equity interest in our various subsidiaries not held by us was recognized by us as minority interest. The minority interest we reported primarily consisted of equity interest held by Tianwei Baobian in Tianwei Yingli. See “—Accounting for Minority Interests.” In 2007, minority interest was RMB 192.6 million in the 2007, which represents the income attributable to Tianwei Baobian’s ownership interest in Tianwei Yingli, which decreased to 29.89% from 37.87% during the year as a result of our acquisition of an additional 7.98% interest in Tianwei Yingli on June 25, 2007, as well as the 36% ownership interest in Chengdu Yingli not held by Tianwei Yingli until July 15, 2007.

B.	Liquidity and Capital Resources

We require a significant amount of cash to fund our operations. We will also require cash to meet future capital requirements, which are difficult to predict in the rapidly changing PV industry. In particular, we will need capital to fund the expansion of our facilities, the construction of our in-house polysilicon production facilities, and research and development activities in order to remain competitive.

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

Cash Flows and Working Capital

Our ability to continue as a going concern for a reasonable period of time largely depends on the ability of our management to successfully execute our business plan (including increasing sales while decreasing operating costs and expenses) and, if required, the ability to obtain additional funds from third parties, including banks, and from our related parties or from the issuance of additional equity or debt securities. Our management believes increased sales as we expand our market presence in Europe and other target markets, as well as the proceeds from our other completed or potential equity or debt issuances, long-term bank borrowings and other financings entered into from time to time, will enable us to fund our operational cash flow needs and meet our commitments and current liabilities, as and when they come due, as well as our selective debt prepayment needs, for a reasonable period of time. In our opinion, our working capital is sufficient for our present requirements.

The primary sources of our financing have been borrowings from banks and other third parties, and private placements of our debt, equity and equity-linked securities as well as our initial public offering and convertible senior notes offering. As of December 31, 2008, we had RMB 1,108.9 million (US$162.5 million) in cash, RMB 109.2 million (US$16.0 million) in restricted cash, RMB 2,044.2 million (US$299.6 million) in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and RMB 663.0 million (US$97.2 million) in outstanding long-term bank borrowings (excluding the current portion). As of December 31, 2008, we had outstanding convertible senior notes of RMB 1,241.9 million (US$182.0 million), which may fall due on December 15, 2010 upon the exercise of the holders’ put option.

As of December 31, 2008, our cash consisted of cash on hand, cash in bank accounts and interest-bearing savings accounts, and our restricted cash consisted of bank deposits for securing letters of credit and letters of guarantee granted to us.

Our outstanding short-term borrowings from banks (including the current portion of long-term bank borrowings) as of December 31, 2008 were RMB 2,044.2 million (US$299.6 million), and bore a weighted-average interest rate of 6.73%. Such borrowings were made principally to fund prepayments to polysilicon suppliers and capital expenditure for our capacity expansion and to repay short-term borrowings. Our short-term borrowings from banks have a term of less than one year and expire at various times throughout the year. We have historically negotiated renewal of certain of these borrowings shortly before they mature.

Our outstanding long-term borrowings as of December 31, 2008 were RMB 1,904.9 million (US$279.2 million), consisting of RMB 1,241.9 million (US$182.0 million) in convertible senior notes due 2012 and RMB 663.0 million

(US$97.2 million) in long-term bank borrowings (excluding the current portion). Such borrowings were made principally to fund prepayments to polysilicon suppliers and capital expenditure for our capacity expansion.

In January 2009, we entered into a note purchase agreement with Trustbridge. Under the terms of the note purchase agreement, we have agreed to issue up to an aggregate amount of US$50 million of senior secured convertible notes due 2012 to Trustbridge or its affiliate. The senior secured convertible notes carry an interest rate of 10% and were convertible at any time into our ordinary shares at the current conversion rate of 22,933.1499 ordinary shares per US$100,000 principal amount of the senior secured convertible notes, subject to certain adjustments under the terms of the indenture governing the senior secured convertible notes. The indenture also contains certain restrictive covenants, including maintenance of certain financial ratios and limitations on restricted payments and dispositions of assets. In May 2009, we entered into a supplemental indenture that established a limit on the number of ordinary shares we are obligated to issue under certain non-dilutive adjustments, as well as a covenant that prohibits us from issuing equity at below market price, subject to certain exceptions. As of the date of this annual report, approximately RMB 77.0 million (US$11.3 million) of the senior secured convertible notes were outstanding.

In January 2009, Yingli China entered into a credit agreement with ADM Capital, which closed in April 2009. Under the terms of the credit agreement, ADM Capital provided Yingli China with a three-year loan facility of US$50.0 million for its production capacity expansion and general corporate uses. Under the terms of the credit agreement, the lenders may also require Yingli China to prepay the loan in part or in full if we fail to meet certain consolidated operating and financial targets. The loan accrues interest of 12% per annum, payable semiannually. In addition, in connection with the closing of the credit agreement, we entered into a warrant agreement whereby we issued to ADM Capital 4,125,000 warrants. The warrants are exercisable with respect to approximately one-fifth of the warrants every six months beginning in April 7, 2009 until April 7, 2012. On April 30, 2012, the warrant holders’ rights to exercise the warrants will terminate and we will be obligated to purchase all unexercised warrants at a price of US$7.00 per warrant. We may at our discretion settle the warrants in cash, ordinary shares or a mix of cash and ordinary shares. Each warrant provides for the right to acquire one ordinary share at an initial strike price of US$5.64, subject to certain adjustments. As of the date of this annual report, approximately RMB 341.1 million (US$50.0 million) was outstanding under the loan facility.

In March 2009, Baoding Yingli Group Company Limited, an affiliate of ours, entered into a strategic cooperation agreement with the Hebei Branch of Bank of China, which contemplates potential credit facilities in the aggregate maximum amount of RMB 6,000 million to be granted to entities affiliated with Baoding Yingli Group Company Limited, including three PRC subsidiaries of ours. Under the terms of the strategic cooperation agreement, subject to internal procedures to be conducted in accordance with its risk management and operational regulations, the Hebei Branch of Bank of China expects to grant, among other facilities, (i) credit facilities with an aggregate maximum amount of RMB 2,000 million to Tianwei Yingli, (ii) credit facilities with an aggregate maximum amount of RMB 1,500 million to Yingli China, and (iii) credit facilities with an aggregate maximum amount of RMB 1,800 million to Fine Silicon. In addition to the internal procedures to be conducted by the Hebei Branch of Bank of China, each of these PRC subsidiaries of ours will need to negotiate the detailed terms of the credit facilities and related credit agreements before the relevant credit facilities may be granted and there can be no assurance that the credit facilities will be eventually granted to these PRC subsidiaries of ours as currently contemplated in the strategic cooperation agreement or at all.

In March 2009, Yingli China entered into a 16-month loan agreement in the amount of RMB 300 million with Baoding City Commercial Bank. As of the date of this annual report, we had approximately RMB 300.0 million (US$44.0 million) outstanding under the loan.

In March 2009, three of our PRC subsidiaries have received new short-term loans totaling RMB 420 million from domestic banks and an affiliate of ours. Of these new loans, Tianwei Yingli received a loan of RMB 180 million from Shijiazhuang City Commercial Bank, and Yingli China received loans of RMB 90 million, RMB 80 million and RMB 50 million from Shijiazhuang City Commercial Bank, Huaxia Bank, Shijiazhuang Branch and the Bank of Communications, Hebei Branch, respectively. In addition, Fine Silicon received a loan of RMB 100 million from Baoding Yingli Group Company Limited, an affiliate of ours, which was entrusted through Baoding Urban District Rural Credit Union. As of the date of this annual report, we had approximately RMB 420.0 million (US$61.6 million) outstanding under these loan facilities.

In April 2009, Tianwei Yingli entered into an export seller’s credit facility and an import credit facility with the Export-Import Bank of China, or China Eximbank. Under the credit facilities, China Eximbank has agreed to provide Tianwei Yingli long-term credit lines of up to an aggregate amount of RMB 1 billion for a term of 18 months, RMB 700 million of which will accrue interest at a rate below the benchmark interest rate set by the People’s Bank of China. The new credit lines will replace all previous short-term credit lines in an aggregate amount of RMB 1 billion provided by China Eximbank in October 2008. As of the date of this annual report, we had RMB 1 billion (US$146.4 million) outstanding under these credit lines.

We have historically been able to repay our borrowings mostly from refinancing or new or additional borrowings from our shareholders, related parties, other third parties as well as proceeds from our initial public offering and the convertible senior notes offering. As we ramp up our current and planned operations in order to complete our expansion projects, we assess our cash flow position from time to time and if appropriate, we plan to use the cash generated from our operations as well as to utilize a portion of the proceeds from future debt or equity offerings to prepay some of our outstanding credit facilities to improve our balance sheet position. If we are unable to obtain alternative funding or generate cash from our operations as required, our business and prospects may suffer. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We have significant outstanding short-term borrowings, and we may not be able to obtain extensions when they mature.”

In addition, a number of our loan agreements contain financial covenants that require us to maintain certain financial ratios, including debt to EBITDA ratios. The worsening operating environment that has generally affected companies operating in our industry since the fourth quarter of 2008 has led to potential breaches of certain financial covenants under some of our loan agreements. In response to such potential breaches, we have had to negotiate with the relevant lenders terms of prepayment or to amend those financial covenants to prevent actual breaches from occurring, for example, by resetting the financial covenants for the relevant loan agreements or beginning testing for compliance with financial covenants at a later date. However, if we need to negotiate with lenders again in the future with respect to prepayment or to amend financial covenants or other relevant provision under such loan agreements to address potential breaches, we cannot assure you that we would be able to reach agreements with the lenders to avoid a breach. If we are in breach of one or more financial covenants under any of our loan agreements and are not able to obtain waivers from the lenders or prepay the loan, such breach would constitute an event of default under the loan agreement. As a result, repayment of the indebtedness under the relevant loan agreement may be accelerated, which may in turn require us to repay the entire principal amount including interest, if any, of certain of our other existing indebtedness under cross-default provisions in our existing loan agreements, including the convertible senior notes we issued in December 2007. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity, we may lack sufficient financial resources to do so. Furthermore, a breach of those financial covenants will also restrict our ability to pay dividends. Any of those events could have a material adverse effect on our financial condition, results of operations and business prospects. See “Item 3.D. Risk Factors — If we fail to comply with financial covenants under our loan agreements, our financial condition, results of operations and business prospects may be materially and adversely affected.”

We have significant working capital commitments because suppliers of high purity polysilicon and polysilicon scraps require us to make prepayments in advance of shipment. As of December 31, 2008, our advances or prepayments to suppliers was RMB 824.1 million (US$120.8 million) (including amounts due from related parties of RMB 50.1 million (US$7.3 million)).

Historically, we required many of our customers to make an advance payment of a certain percentage of their orders, a business practice that helped us to manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. However, this practice of requiring our customers to make advance payments has diminished, which in turn has increased our need to obtain additional short-term borrowings to fund our current cash requirements. For 2008, a small portion of our revenue was derived from sales that required advance payments from our customers. Currently, a significant portion of our revenue is derived from credits sales to our customers, generally with payments due within two to five months. As a result, the general decrease in the use of cash advance payments has negatively impacted our short-term liquidity and, coupled with increased sales to a small number of major customers, exposed us to additional and more concentrated credit risk since a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2008, our five largest outstanding accounts receivable balance accounted for approximately 81.2% of our total outstanding accounts receivable. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. Although we have been able to maintain adequate working capital primarily through short-term borrowing, in the future we may not be able to secure additional financing on a timely basis or on terms acceptable to us or at all.

In addition, in anticipation of increases in the price of polysilicon arising from the industry-wide shortage of polysilicon and increasing market demand for our PV modules, we made significant expenditures to purchase polysilicon in 2008. As a result, our inventories increased to RMB 2,040.7 million (US$299.1 million) as of December 31, 2008. We also make prepayments for equipment purchases. Our prepayments for equipment purchases amounted to RMB 126.8 million, RMB 186.3 million and RMB 216.2 million (US$31.7 million) as of December 31, 2006, 2007 and 2008, respectively.

The following table sets forth a summary of our cash flows for the periods indicated:

		Yingli Green
	Predecessor	Energy			Combined	Yingli Green Energy
	For the Period from	For the Period from
	January 1,	August 7,			For the
	2006 Through	2006 Through			Year Ended
	September 4,	December 31,			December 31,	For the Year Ended December 31,
	2006	2006	Reconciliation		2006(1)	2007	2008
	RMB	RMB	RMB		RMB	RMB	RMB	US$
	(In thousands)
Net cash from (used in) operating activities	(306,668)	(447,997)	—		(754,665)	(2,423,814)	957,689	140,371
Net cash used in investing activities	(138,498)	(466,795)	—		(605,293)	(687,438)	(2,212,261)	(324,259)
Net cash provided by financing activities	517,271	990,951	(86,970	)(2)	1,421,252	4,019,145	1,467,215	215,055
Effect of foreign currency exchange rate changes on cash	—	2,296	—		2,296	(25,271)	(64,806)	(9,498)

Net increase (decrease) in cash	72,105	78,455	(86,970	)(2)	63,590	882,622	147,837	21,669

Cash at the beginning of the period	14,865	—	—		14,865	78,455	961,077	140,869
Cash at the end of the period	86,970	78,455	(86,970	)(2)	78,455	961,077	1,108,914	162,538

(1)	Represents the addition of the amounts for the specified line items of Tianwei Yingli, our predecessor, for the period from January 1, 2006 through September 4, 2006 and the amounts for the corresponding line items of us, for the period from August 7, 2006 (date of inception) through December 31, 2006, after considering the reconciling item. The presentation of such combined financial data for the year ended December 31, 2006 is not in accordance with U.S. GAAP. For the period from August 7, 2006 (date of inception) through September 4, 2006, during which the financial statements of the predecessor and those of Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations.

(2)	Represents the cash Yingli Green Energy assumed from Tianwei Yingli at the time of the transfer to Yingli Green Energy of the 51% equity interest in Tianwei Yingli held by Yingli Group.

Operating Activities

Net cash provided by operating activities was RMB 957.7 million (US$140.4 million) in 2008, primarily resulting from the increase in cash collections from our customers, which were principally due to increased product sales and a decrease of days sales outstandings and the decrease in cash paid for prepayments to our suppliers in 2008. Days sales outstandings decreased to 71 days in 2008 from 112 days in 2007. Due to the shortage of silicon raw material for 2007, we made significant prepayments to secure the supply of polysilicon. While our sales more than doubled in 2008 as compared to 2007, it was not necessary to increase the level of such prepayments and therefore increased operating cash flow.

Net cash used in operating activities was RMB 2,423.8 million in 2007, primarily due to a significant increase in prepayments to our polysilicon suppliers, which resulted from a growing need for polysilicon following our capacity expansion and the increased demand by polysilicon suppliers for additional prepayments in light of the continued industry-wide shortage for polysilicon, and slower cash collections and related decrease in cash advances from our customers, which reflected in part the growing percentage of our customers to whom we extend credit or who use letters of credit rather than make advance payments to us, as part of the changing industry practice in light of the increased industry-wide supply of PV modules, and increased sales volume during this period.

Net cash used in operating activities was RMB 754.7 million in 2006. Net cash was used in operating activities in 2006 primarily because payments for inventory and prepayments to suppliers more than offset an increase in cash advances received from customers and cash received from customers for sales of products.

Investing Activities

Net cash used in investing activities was RMB 2,212.3 million (US$324.3 million) in 2008, primarily due to purchases of property, plant and equipment for business expansion, which were RMB 1,950.3 million (US$285.9 million) for 2008.

Net cash used in investing activities was RMB 687.4 million in 2007, due primarily to continued capacity expansion and advance paid to affiliates, which more than offset the release of restricted cash relating to the Series B preferred shares and mandatory redeemable and convertible bonds.

Net cash used in investing activities was RMB 605.3 million in 2006, primarily due to continued capacity expansion in our manufacturing facilities in Baoding and the restricted cash placed in escrow for a portion of the proceeds from the issuance of the mandatory redeemable bonds payable to Yingli Power, the mandatory convertible bonds payable to Yingli Power and the Series B preferred shares in 2006.

Financing Activities

Net cash provided by financing activities was RMB 1,467.2 million (US$215.1 million) in 2008, primarily due to proceeds from bank borrowings of RMB 5,932.3 million (US$869.5 million), partially offset by the repayment of bank borrowings of RMB 4,444.9 million (US$651.5 million).

Net cash provided by financing activities was RMB 4,019.1 million in 2007, primarily as a result of the net proceeds we received from our initial public offering completed in June 2007 and our convertible note offering completed in December 2007 as well as bank borrowings by Tianwei Yingli from financial institutions in China, proceeds from the exercise by China Sunshine Investment Co., Ltd. of its warrant into our ordinary shares and the issuance of a portion of the Series B preferred shares in January 2007, which more than offset repayment of borrowings from related parties and repayment of short-term bank borrowings and repayment of mandatory redeemable bonds.

Net cash provided by financing activities amounted to RMB 1,421.3 million in 2006, due primarily to the private placements of the Series A preferred shares, the mandatory redeemable bonds, the mandatory convertible bonds, the Series B preferred shares and borrowings from or guaranteed or entrusted by related parties.

The net proceeds from the issuance and sale of the Series A preferred shares, the Series B preferred shares, the mandatory redeemable bonds payable to Yingli Power and the mandatory convertible bonds payable to Yingli Power were approximately RMB 134.2 million, RMB 887.5 million, RMB 292.0 million and RMB 361.1 million, respectively, or approximately RMB 1,674.8 million in the aggregate. Except for approximately RMB 34.8 million from the issuance and sale of the Series B preferred shares to two investors in January 2007, the proceeds from these private placements were received in 2006. The proceeds from these private placements, except for US$4.5 million (RMB 35.2 million) which was reserved for payment of interest under the mandatory redeemable bonds payable to Yingli Power and the mandatory convertible bonds payable to Yingli Power and RMB 134.6 million which was used by Yingli Green Energy to acquire the 51% equity interest in Tianwei Yingli from Yingli Group, were used to increase the percentage of our equity interest in Tianwei Yingli. Tianwei Yingli has used the proceeds received from us for the expansion of PV manufacturing facilities, repayment of bank and other third party borrowings, and general corporate purposes. For further description of private placements of the Series A preferred shares, the Series B preferred shares, the mandatory redeemable bonds payable to Yingli Power and the mandatory convertible bonds payable to Yingli Power, see “Item 4.A. History and Development of the Company — Restructuring — Private Equity Investments and Other Financings Following the Restructuring.”

We believe that our current cash and available lines of credit will be sufficient to meet our anticipated present cash needs, including cash needs for working capital and capital expenditures. We plan to meet our cash needs for working capital and capital expenditures for the remainder of 2009 and beyond primarily through cash generated from operations, and to the extent required, through borrowings from financial institutions and/or issuances of equity and debt securities. We may, however, require additional cash due to changing business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may seek to borrow from financial institutions or our equity interest holders or seek additional equity contributions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. Furthermore, the incurrence of additional debt, including the notes we offered in December 2007, could divert cash for working capital and capital expenditures to service debt obligations or result in operating and financial covenants that restrict our operations and Tianwei Yingli’s ability to pay dividends to us, and in turn, our ability to pay dividends to our shareholders. If we are unable to obtain additional equity contribution or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

We had capital expenditures of RMB 300.9 million, RMB 976.3 million and RMB 2,036.3 million (US$298.5 million) in 2006, 2007 and 2008, respectively. As of December 31, 2008, we committed an aggregate of RMB 960.6 million (US$140.8 million) to purchase property, plant and equipment for our capacity expansion. Our capital expenditures were used primarily to build manufacturing facilities for our PV products. We estimate that we will make capital expenditures in 2009 in the aggregate of approximately RMB 2.4 billion, which will be used primarily to build manufacturing facilities for our PV products and the manufacture of polysilicon. We currently plan to increase our overall annual manufacturing capacity of each of polysilicon ingots and wafers, PV cells and PV modules to 600 megawatts in the third quarter of 2009 and to establish in-house polysilicon manufacturing facilities. We plan to fund part of the capital expenditures for these plans with additional borrowings from third parties, including banks, and if any, cash from operations.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 1.5%, 4.8% and 5.9% in 2006, 2007 and 2008, respectively.

Recent Accounting Pronouncements

SFAS No. 141R and SFAS No. 160

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations”, and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51.” SFAS No. 141(R) and SFAS 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both SFAS No. 141(R) and SFAS No. 160 are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. SFAS No. 141(R) will be applied to business combinations occurring after the effective date. SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. Except for the classification of minority interest as a component of equity, our management does not expect the initial adoption to have a material impact on our consolidated financial statements.

SFAS No. 161

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133.” SFAS No. 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. SFAS No. 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of SFAS No. 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Our management is currently evaluating the additional disclosures required by SFAS No. 161.

FASB Staff Position No. APB 14-1 (FSP APB 14-1)

In May 2008, FASB issued FASB Staff Position, or FSP, No. APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion”. FSP No. APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. FSP No. APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Retrospective application to all periods presented is required except for instruments that were not outstanding during any of the periods that will be presented in the annual financial statements for the period of adoption but were outstanding during an earlier period. FSP No. APB 14-1 will change the accounting treatment for our convertible senior notes issued in December 2007. Upon adoption of FSP No. APB 14-1, our management expects to revise our financial statements by reclassifying US$6.0 million of convertible senior notes from debt to additional paid-in capital in the equity section of the balance sheet. Our reported interest expense is expected to be increased by US$1.9 million for the year ended December 31, 2008. Upon adoption, debt issuance costs of US$0.2 million will be reclassified against additional paid-in capital. These retrospective adjustments are expected to reduce our reported basic earnings per ordinary share by US$0.01 and diluted earnings per ordinary share by US$0.01 for the year ended December 31, 2008.

EITF 07-5

In June 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” EITF Issue No. 07-5 provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument. We will adopt the provisions of EITF Issue No. 07-5 on January 1, 2009. Our management is currently evaluating the impact, if any, of adopting EITF Issue No. 07-5 on our financial position and results of operations.

EITF 08-6

In November 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations”. EITF Issue No. 08-6 continues to follow the accounting for the initial carrying value of equity method investments in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, which is based on a cost accumulation model and generally excludes contingent consideration. EITF Issue No. 08-6 also specifies that other-than-temporary impairment testing by the investor should be performed at the investment level and that a separate impairment assessment of the underlying assets is not required. An impairment charge by the investee should result in an adjustment of the investor’s basis of the impaired asset for the investor’s pro-rata share of such impairment. In addition, EITF Issue No. 08-6 reached a consensus on how to account for an issuance of shares by an investee that reduces the investor’s ownership share of the investee. An investor should account for such transactions as if it had sold a proportionate share of its investment with any gains or losses recorded through earnings. EITF Issue No. 08-6 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of SFAS No. 160. EITF Issue No. 08-6 affirms the existing guidance in APB Opinion No. 18, which requires cessation of the equity method of accounting and application of SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, or the cost method under APB Opinion No. 18, as appropriate. EITF Issue No. 08-6 is effective for transactions occurring on or after December 15, 2008. Our management does not anticipate that the adoption of EITF Issue No. 08-6 will materially impact our financial position or results of operations.

C.	Research and Development

The primary focus of our research and development efforts is on improving our manufacturing processes at every stage of our production in order to improve the output quality at each stage and deliver more energy-efficient and aesthetically improved PV products at a lower cost. In December 2006, we started producing wafers with a thickness of 200 microns. In addition, we are in the process of modifying our equipment and manufacturing process such that they are more suitable for producing wafers with a thickness of less than 200 microns. Our other research goals are to refine our wafer cutting techniques to improve the surface and internal physical characteristics of our wafers so as to decrease the wafer breakage rate and increase the number of wafers produced from each ingot. We reduced wafer thickness from 200 microns in 2007 to 180 microns at the beginning of February 2008, which has reduced our polysilicon usage per watt, increased wafer output per ingot and contributed to a reduction in costs of goods sold. We are also improving our ingot casting and crystal growing processes to reduce the amount of time required for ingot formation, increase ingot output and reduce the cost of raw materials.

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

Our research and development expenses were RMB 23.1 million, RMB 17.5 million and RMB 57.2 million (US$8.4 million) in 2006 on a combined basis, 2007 and 2008, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2008 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are recorded as financial receivables or liability, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Under the joint venture contract, Tianwei Baobian has a right to subscribe for a number of ordinary shares newly issued by us to be determined by a pre-agreed formula set forth in the joint venture contract. See “Item 4.A. History and Development of the Company — Restructuring — Joint Venture Contract — Subscription Right.”

F.	Tabular Disclosure of Contractual Obligations

Our contractual obligations and commitments as of December 31, 2008 are set forth in the table below.

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands of RMB)

Borrowings from banks	2,707,156	2,044,200	372,486	290,470	—
Convertible senior notes(1)	1,372,673	—	1,372,673	—	—
Commitments for capital expenditures	960,550	864,495	96,055	—	—
Commitments for the purchase of polysilicon	5,953,363	1,901,898	1,290,590	880,752	1,880,123

Total	10,993,742	4,810,593	3,131,804	1,171,222	1,880,123

(1)	Includes effective interest of RMB 130.8 million due to the guaranteed return on the convertible senior notes.

In January 2009, we entered into a note purchase agreement with Trustbridge. Under the terms of the note purchase agreement, we have agreed to issue up to an aggregate amount of US$50 million of senior secured convertible notes due 2012 to Trustbridge or its affiliate. The senior secured convertible notes carry an interest rate of 10% and were convertible at any time into our ordinary shares at an initial conversion rate of 17,699 ordinary shares per US$100,000 principal amount of senior secured convertible notes (based on US$5.65 per ADS, the volume weighted average price of our ADSs on the New York Stock Exchange for the 20-trading day period immediately preceding the entry into the note purchase agreement). Under the terms of the indenture governing the senior secured convertible notes, the conversion rate is subject to certain anti-dilution adjustments. For example, on June 30, 2010 and the last day of each quarter thereafter, the conversion rate is adjusted to equal to US$100,000 divided by the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20-trading day period immediately preceding such date, if such adjustment results in an increase in the number of our ordinary shares issuable upon conversion. In addition, upon the public release of our financial results for each of the full year 2008, the second quarter 2009 and the full year 2009, the conversion rate will be adjusted to equal to US$100,000 divided by the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20-trading day period immediately following such public release, if such adjustment results in an increase in the number of our ordinary shares issuable upon conversion. In March 2009, the conversion rate was adjusted to the rate of 22,933.1499 ordinary shares per US$100,000 principal amount of the senior secured convertible notes as a result of the public release of our financial results for the full year 2008. In May 2009, we entered into a supplemental indenture that established a limit on the number of ordinary shares we are obligated to issue under these adjustments, as well as a covenant that prohibits us from issuing equity at below market price, subject to certain exceptions. The indenture also contains certain restrictive covenants, including maintenance of certain financial ratios and limitations on restricted payments and dispositions of assets. The senior secured convertible notes are guaranteed by Mr. Miao and Yingli Power and secured by a pledge by Yingli Power of 10,000,000 of our ordinary shares it holds (with no obligation to deliver additional shares of collateral nor any default tied to the trading price of our ADSs). In June 2009, we issued 2,000,000 ordinary shares to Trustbridge as a result of the conversion of approximately US$8.7 million of the senior secured convertible notes. As of the date of this annual report, approximately US$11.3 million of the senior secured convertible notes were outstanding.

In January 2009, Yingli China entered into a credit agreement with ADM Capital, which closed in April 2009. Under the terms of the credit agreement, ADM Capital provided Yingli China with a three-year loan facility of US$50.0 million for its production capacity expansion and general corporate uses. Under the terms of the credit agreement, the lenders may also require Yingli China to prepay the loan in part or in full if we fail to meet certain consolidated operating and financial targets. The loan accrues interest of 12% per annum, payable semiannually. In addition, in connection with the closing of the credit agreement, we entered into a warrant agreement whereby we issued to ADM Capital 4,125,000 warrants. The warrants are exercisable with respect to approximately one-fifth of the warrants every six months beginning in April 7, 2009 until April 7, 2012. On April 30, 2012, the warrantholders’ rights to exercise the warrants will terminate and we will be obligated to purchase all unexercised warrants at a price of US$7.00 per warrant. We may at our discretion settle the warrants in cash, ordinary shares or a mix of cash and ordinary shares. Each warrant provides for the right to acquire one ordinary share at an initial strike price of US$5.64, subject to certain adjustment, which is based on the 20-trading day volume weighted average closing price per ADS on the New York Stock Exchange for the period prior to the issuance of the warrant, subject to customary anti-dilution and similar adjustments. In addition, the strike price of the warrants will be adjusted to the volume weighted average closing price per ADS on the New York Stock Exchange for the 20-trading day period commencing on the first business day following the announcement of our 2008 audited annual results if such adjusted strike price is less than 95% of the strike price then in effect, provided that such adjusted strike price may not be lower than 65% of the initial strike price. Furthermore, subject to certain exceptions and conditions, we have agreed to register under the Securities Act any ordinary shares delivered upon the exercise of the warrants. As of the date of this annual report, approximately US$50.0 million was outstanding under the loan facility. We may at our discretion settle the warrants in cash, ordinary shares or a mix of cash and ordinary shares.

In March 2009, Yingli China entered into a 16-month loan agreement in the amount of RMB 300 million with Baoding City Commercial Bank. As of the date of this annual report, we had approximately RMB 300.0 million (US$44.0 million) outstanding under the loan.

In March 2009, three of our PRC subsidiaries received new short-term loans totaling RMB 420 million from domestic banks and an affiliate of ours. Of these new loans, Tianwei Yingli received a loan of RMB 180 million from Shijiazhuang City Commercial Bank, and Yingli China received loans of RMB 90 million, RMB 80 million and RMB 50 million from Shijiazhuang City Commercial Bank, Huaxia Bank, Shijiazhuang Branch and the Bank of Communications, Hebei Branch, respectively. In addition, Fine Silicon received a loan of RMB 100 million from Baoding Yingli Group Company Limited, an affiliate of ours, which was entrusted through Baoding Urban District Rural Credit Union. As of the date of this annual report, we had approximately RMB 420.0 million (US$61.6 million) outstanding under these loan facilities.

In April 2009, Tianwei Yingli entered into an export seller’s credit facility and an import credit facility with China Eximbank. Under the credit facilities, China Eximbank has agreed to provide Tianwei Yingli long-term credit lines of up to an aggregate amount of RMB 1 billion for a term of 18 months, RMB 700 million of which will accrue interest at a rate below the benchmark interest rate set by the People’s Bank of China. The new credit lines will replace all previous short-term credit lines in an aggregate amount of RMB 1 billion provided by China Eximbank in October 2008. As of the date of this annual report, we had RMB 1 billion (US$146.4 million) outstanding under these credit lines.

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

•	our expectations regarding the worldwide demand for electricity and the market for solar energy;

•	our beliefs regarding the effects of environmental regulation, lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar energy;

•	our beliefs regarding the acceleration of adoption of solar technologies;

•	our expectations regarding advancements in our technologies and cost savings from such advancements;

•	our beliefs regarding the competitiveness of our PV products;

•	our beliefs regarding the advantages of our business model;

•	our expectations regarding the scaling of our manufacturing capacity;

•	our expectations regarding entering into or maintaining joint venture enterprises and other strategic investments;

•	our expectations regarding revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our expectations regarding our ability to secure raw materials in the future;

•	our expectations regarding the price trends of PV modules and polysilicon;

•	our beliefs regarding our ability to successfully implement our strategies;

•	our beliefs regarding our abilities to secure sufficient funds to meet our cash needs for our operations and capacity expansion;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of PV products, other renewable energy systems and conventional energy suppliers.

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

The following table sets forth information regarding our directors and executive officers and Tianwei Yingli’s directors and executive officers as of the date of this annual report.

Name	Age	Yingli Green Energy	Tianwei Yingli

Liansheng Miao	53	Chairperson of board of directors and chief executive officer	Vice chairperson and chief executive officer
Zongwei Li	36	Director and chief financial officer	Director and chief financial officer
Xiangdong Wang	46	Director and vice president	Director and vice president
Iain Ferguson Bruce(1)(2)	68	Independent director	—
Ming Huang(1)(2)	45	Independent director	—
Chi Ping Martin Lau(1)(2)	36	Independent director	—
Junmin Liu	59	Independent director	—
Seok Jin Lee	54	Chief operating officer	Chief operating officer
Dengyuan Song	51	Chief technology officer	Chief technology officer
Yiyu Wang	34	Chief strategic officer	Director and chief strategic officer
Stuart Brannigan	48	Managing Director of Europe	—
Jingfeng Xiong	38	Vice president	Vice president
Zhiheng Zhao	60	Vice president	Vice president
Qiuqiu Chen	28	Financial controller	—
Fengzhi Liu	35	Accounting director	—
Conghui Liu	33	—	Director and investment and development director
Qing Miao	29	—	Director and investor relations director
Qiang Ding	54	—	Chairperson
Haiqing Bian	41	—	Director
Mingjin Yang	44	—	Director

(1)	Audit committee member.

(2)	Compensation committee member.

Mr. Liansheng Miao is the chairperson of our board of directors and the founder, vice chairperson and chief executive officer of Tianwei Yingli. Prior to founding Tianwei Yingli in 1998, Mr. Miao was the chairperson of Yingli Group. Mr. Miao is an executive director of the Photovoltaic Committee of the China Renewable Energies Association, vice chairperson of the China Rural Area Electricity Supply Association and vice chairperson of the China Cells Industry Association. Mr. Miao is also a director of the Hebei New and High Technology Industry Association and a director of the New Energy Chamber of Commerce of All-China Federation of Industry and Commerce. Mr. Miao studied business management in Beijing Economics Institute and received his master’s degree in business administration from Beijing University in China. Mr. Miao is the father of Ms. Qing Miao.

Mr. Zongwei Li is a director and the chief financial officer of Yingli Green Energy and a director and the chief financial officer of Tianwei Yingli. Prior to joining us in November 2006, Mr. Li served as senior audit manager and audit manager at the accounting firm of PricewaterhouseCoopers for 11 years. Mr. Li graduated from the mechanical engineering department of Shanghai Institute of Technology and from the international finance and insurance department of Shanghai Institute of Business and Administration. Mr. Li received his master’s degree in business administration from Olin School of Business of Washington University.

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

Mr. Iain Ferguson Bruce is an independent member of our board of directors and the chairperson of the audit committee and compensation committee of our board of directors. His directorship became effective upon the completion of our initial public offering in June 2007. Mr. Bruce joined KPMG in Hong Kong in 1964 and was elected to its partnership in 1971. He was the senior partner of KPMG from 1991 until his retirement in 1996 and also concurrently served as chairman of KPMG Asia Pacific from 1993 to 1997. Since 1964, Mr. Bruce has been a member of the Chartered Accountants of Scotland and is a fellow of the Hong Kong Institute of Certified Public Accountants with over 40 years’ experience in the accounting profession. Mr. Bruce is currently an independent non-executive director of China Medical Technologies, Inc., a NASDAQ-listed, China-based medical device company, Paul Y Engineering Group Limited, a construction and engineering company, Vitasoy International Holdings Ltd., a beverage manufacturing company, Wing On Company International Ltd., a department store operating and real property investment company, and Tencent Holdings Limited, a provider of Internet services and mobile value-added services. All of these companies are listed companies on the Hong Kong Stock Exchange. In addition, Mr. Bruce also serves as a non-executive director of Noble Group Limited, a commodity trading company that is listed on the Singapore Stock Exchange.

Professor Ming Huang is an independent member of our board of directors and a member of the audit committee and compensation committee of our board of directors. He was elected to our board in August 2008. He has been a professor of finance at the Johnson Graduate School of Management at Cornell University in the United States since July 2005. Professor Huang also serves as professor of finance at Cheung Kong Graduate School of Business in China since July 2008 and Dean of the School of Finance at Shanghai University of Finance and Economics. Prior to 2005, he was an associate professor of finance at the Graduate School of Business at Stanford University from September 2002 to June 2005 and associate dean and visiting professor of finance at Cheung Kong Graduate School of Business from July 2004 to June 2005. Professor Huang’s academic research primarily focuses on behavioral finance, credit risk and derivatives. Professor Huang received his bachelor’s degree in physics from Beijing University, his doctorate degree in theoretical physics from Cornell University and his doctorate degree in finance from Stanford University.

Mr. Chi Ping Martin Lau is an independent member of our board of directors and a member of the audit committee and compensation committee of our board of directors. His directorship became effective upon completion of our initial public offering in June 2007. Mr. Lau is the president and an executive director of Tencent Holdings Limited, a Hong Kong Stock Exchange-listed operator of an Internet community in China, two positions he has held since 2006. Mr. Lau joined Tencent as the chief strategy and investment officer of Tencent in February 2005. Prior to joining Tencent, Mr. Lau was an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the chief operating officer of its telecom, media and technology group. Prior to that, he worked at McKinsey & Company, Inc., a consulting firm, as a management consultant. He has over 10 years’ experience in securities offerings, mergers and acquisitions and management consulting. Mr. Lau received a bachelor’s degree in electrical engineering from the University of Michigan, his master’s degree in electrical engineering from Stanford University and an MBA from Kellogg Graduate School of Management of Northwestern University in the United States.

Professor Junmin Liu is an independent member of our board of directors and was elected to our board in August 2008. He is a professor in the Economics Department and the chairman of the Research Center of Virtual Economies and Management at Nankai University in China. Professor Liu began his teaching career in September 1982 and has been teaching at Nankai University since December 1992. Professor Liu’s research and study focus on macroeconomics, virtual economies and finance. Professor Liu received his bachelor’s degree in economics and his doctorate degree in economics from Nankai University.

Mr. Seok Jin Lee is the chief operating officer of Yingli Green Energy and Tianwei Yingli. Prior to joining us in October 2006, Mr. Lee worked at Hyundai Heavy Industries Co., Ltd., a heavy industry equipment manufacturer in South Korea, as a general manager for solar business, electric hybrid car business planning and management, feedstock supplies development and supply chain management from 2004 to 2006, a general manager for merger and acquisition activities from 2000 to 2004, and a project manager from 1984 to 2000. Mr. Lee received his bachelor’s degree in electrical engineering from Busan University in South Korea and his master’s and doctorate degrees in electrical engineering from Yonsei University in South Korea.

Dr. Dengyuan Song is the chief technology officer of Yingli Green Energy and Tianwei Yingli. Dr. Song has more than 27 years of experience in the research and development of solar cells, silicon materials, and semiconductor PV devices in both Australia and China, including nearly 10 years of research and development in silicon-based solar cells, polycrystalline silicon thin-film solar cells and third-generation solar cells at the ARC Photovoltaics Centre of Excellence at the University of New South Wales in Sydney, Australia. Prior to joining University of New South Wales, Dr. Song served as a professor at Hebei University in China, where his teaching and research covered a broad spectrum of topics, including solar cells, silicon materials, photoelectric devices and automation engineering. Dr. Song has published and presented over 150 papers in scientific and technical journals and at various PV industry conferences. He received his bachelor’s degree in microelectronics engineering in 1982 from Hebei University and his doctorate degree in photovoltaic engineering in 2005 from University of New South Wales in Australia.

Mr. Yiyu Wang is the chief strategic officer of Yingli Green Energy and a director and chief strategic officer of Tianwei Yingli. Prior to joining us in December 2006, Mr. Wang worked as a senior audit manager and an audit manager at the accounting firm of PricewaterhouseCoopers since 1996. From 2003 to 2004, Mr. Wang worked at PricewaterhouseCoopers in Sydney, Australia. Mr. Wang received his bachelor’s degree in international finance from Shanghai University in China.

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

Mr. Jingfeng Xiong is a vice president of Yingli Green Energy and Tianwei Yingli. In his eight years at our company, he has served in a variety of roles, including as the Manager for Wafer, Cell, and Module Workshops, respectively, Quality Manager, Technical Department Manager, System Application Department Manager, and Chief Engineer. In addition, Mr. Xiong initiated and led research and development projects for optimizing operation and automating our vertically integrated production lines to improve yield rates, cost savings and increase cell convention efficiencies. He received a bachelor’s degree in electronics in 1999 from Hebei University in China.

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

Ms. Qiuqiu Chen is the financial controller, internal auditing director and assistant to chief financial officer of Yingli Green Energy. Prior to joining us in December 2007, Ms. Chen worked as an audit manager at the accounting firm of PricewaterhouseCoopers since 2002. Ms. Chen received her bachelor’s degree in world economies from Fudan University in China.

Ms. Fengzhi Liu is the accounting director of Yingli Green Energy. Prior to joining us in April 2007, Ms. Liu worked as an accounting manager at Shanda Interactive Entertainment Ltd., a NASDAQ-listed online game operator, from 2003 to 2007. From 1997 to 2002, Ms. Liu successively served as an accountant at Shanghai Star Supermarket Chains Co., Ltd., CNTIC — SK Trade Co., Ltd. and Shanghai Changgu Building Material Co. Ltd. Ms. Liu received her bachelor’s degree in marketing and sales from Shanghai University of Finance and Economics in China.

Ms. Conghui Liu is a director of Tianwei Yingli.  Ms. Liu joined Tianwei Yingli in 1998 and has served as director of the investment and development department Tianwei Yingli since 2002. Ms. Liu received her bachelor’s degree in economics from Inner Mongolia Finance and Economics College in China and her master’s degree in project management from University of Management and Technology in the United States.

Ms. Qing Miao is a director of Tianwei Yingli.  Ms. Miao has served as director of the investment and development department at Tianwei Yingli since August 2005. Prior to that, Ms. Miao worked as the manager of the interactive voice response department at Tom Online Inc., a NASDAQ-listed wireless Internet company based in Beijing, China that provides multimedia products and services, from 2003 through 2004. Ms. Miao received her bachelor’s degree in business administration from Monaco Business School in France and studied in the advanced training program on competitive marketing strategies at University of Hull in the United Kingdom. Ms. Miao is the daughter of Mr. Liansheng Miao, our chairperson and chief executive officer.

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

B.	Compensation of Directors and Executive Officers

In 2008, the aggregate cash compensation to our executive officers and directors, was RMB 11.3 million (US$1.7 million). For options and restricted shares granted to officers and directors, see “— 2006 Stock Incentive Plan.”

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

Amendment No. 1 to the 2006 Stock Incentive Plan.  Our board of directors approved in April 2007 and our shareholders approved in May 2007, Amendment No. 1 to the 2006 stock incentive plan, which amended our 2006 stock incentive plan to increase the number of ordinary shares that we are authorized to issue from 3,394,054 shares to 8,240,658 shares. Among these shares, up to 2,715,243 shares may be issued for the purpose of granting awards of restricted shares and up to 5,525,415 shares may be issued for the purpose of granting options. The amendment did not change any other material provisions of the 2006 stock incentive plan.

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

Granted Options.  Each of the relevant option award agreements provides for the vesting of options, provided the option holder remains a director, officer, employee or consultant of ours. Following the option holder’s termination of service with us for any reason, the option, to the extent not then vested, will be cancelled by us without consideration. Upon a change of control, the options will, to the extent not then vested and not previously canceled, become fully vested and exercisable immediately. As of the date of this annual report, options to purchase an aggregate of 151,457 ordinary shares have been forfeited and cancelled by us without consideration.

As of the date of this annual report, we have granted the following options:

•	Prior to our initial public offering, we granted options to purchase an aggregate of 610,929 ordinary shares to four executive officers at an exercise price of US$2.10 per share. We agreed to grant options to these executive officers at an exercise price of US$2.10 per share, which was determined with reference to the purchase price per share for the Series A financing transaction, at the time when we began negotiating their respective employment terms in September 2006. However, these options were not granted until December 28, 2006 when we finally adopted the 2006 stock incentive plan. Of these, options covering 407,286 ordinary shares have a vesting schedule of four equal and separate annual increments and options covering 203,643 ordinary shares have a vesting schedule of five equal and separate annual increments, with the first increment vesting one year after the date of grant in each case.

•	In June 2007, upon the completion of our initial public offering, we granted options to purchase an aggregate of 115,000 ordinary shares to three independent directors and one key employee at an exercise price of US$11.00 per share. Of these, options covering 95,000 ordinary shares have a vesting schedule of three equal and separate annual increments and options covering 20,000 ordinary shares have a vesting schedule of four equal and separate annual increments, with the first increment vesting one year after the date of grant in each case.

•	In July 2007, we granted options to purchase an aggregate of 15,000 ordinary shares to one new employee at an exercise price of US$11.00 per share. These options have a vesting schedule of five equal and separate annual increments with the first increment vesting one year after the date of grant.

•	In July 2007, we also granted options to purchase an aggregate of 20,000 ordinary shares to one new employee at an exercise price of US$12.89 per share. These options have a vesting schedule of four equal and separate annual increments, with the first increment vesting one year after the date of grant.

•	In September 2007, we granted options to purchase an aggregate of 125,700 ordinary shares to one executive at an exercise price of US$18.48 per share. These options have a vesting schedule of four equal and separate annual increments, with the first increment vesting one year after the date of grant.

•	In December 2007, we granted options to purchase an aggregate of 540,000 ordinary shares to one executive officer and one new employee at an exercise price of US$28.30 per share. These options have a vesting schedule of four equal and separate annual increments, with the first increment vesting one year after the date of grant.

•	In January 2008, we granted options to purchase 104,000 ordinary shares to a new employee at an exercise price of US$38.39 per share. These options have a vesting schedule of four equal and separate annual increments, with the first increment vesting one year after the date of grant.

•	In January 2008, we also granted an aggregate of 330,599 ordinary shares to 38 employees at an exercise price of US$21.74 per share. Of these, options covering 32,119 ordinary shares have a vesting schedule of three equal and separate annual increments, options covering 50,000 ordinary shares have a vesting schedule of four equal and separate annual increments and options covering 248,480 ordinary shares have a vesting schedule of five equal and separate annual increments, with the first increment vesting one year after the date of grant in each case.

•	In February 2008, we granted options to purchase an aggregate of 73,500 ordinary shares to 35 employees at an exercise price of US$16.90 per share. These options have a vesting schedule of five equal and separate annual increments, with the first increment vesting one year after the date of grant.

•	In April 2008, we granted options to purchase an aggregate of 5,000 ordinary shares to one new employee and one other employee at an exercise price of US$17.23 per share. Of these, options covering 3,000 ordinary shares have a vesting schedule of four equal and separate annual increments and options covering 2,000 ordinary shares have a vesting schedule of five equal and separate annual increments, with the first increment vesting one year after the date of grant in each case.

•	In May 2008, we granted options to purchase an aggregate of 70,000 ordinary shares to 15 employees at an exercise price of US$22.58 per share. Of these, options covering 20,000 ordinary shares have a vesting schedule of four equal and separate annual increments and options covering 50,000 ordinary shares have a vesting schedule of five equal and separate annual increments, with the first increment vesting one year after the date of grant in each case.

•	In May 2008, we also granted options to purchase an aggregate of 10,000 ordinary shares to one employee at an exercise price of US$23.43 per share. These options have a vesting schedule of four equal and separate annual increments, with the first increment vesting one year after the date of grant.

•	In July 2008, we granted options to purchase an aggregate of 127,000 ordinary shares to three employees and two independent directors at an exercise price of US$15.50 per share. Of these, options covering 120,000 ordinary shares have a vesting schedule of three equal and separate annual increments and options covering 2,000 ordinary shares have a vesting schedule of five equal and separate annual increments, with the first increment vesting one year after the date of grant in each case. The remaining options covering 5,000 ordinary shares have a vesting schedule in which options covering 32% of the ordinary shares vested on December 31, 2008 and those covering the other 68% will vest on December 31, 2009.

•	In August 2008, we granted options to purchase an aggregate of 7,500 ordinary shares to one new employee at an exercise price of US$16.73 per share. These options have a vesting schedule of five equal and separate annual increments, with the first increment vesting one year after the date of grant.

•	In October 2008, we granted options to purchase an aggregate of 1,744,985 ordinary shares to nine executives and 149 employees at an exercise price of US$3.59 per share. Of these, options covering 1,714,985 ordinary shares have a vesting schedule of four equal and separate annual increments, with the first increment vesting one year after the date of grant. The remaining options covering 30,000 ordinary shares have a vesting schedule in which options covering 20,000 of the ordinary shares vested immediately on the date of grant and the remaining options will vest one year after the date of grant.

•	In December 2008, we granted options to purchase an aggregate of 12,000 ordinary shares to one director at an exercise price of US$4.35 per share. These options have a vesting schedule where one-third vested immediately on the date of grant and the remaining options will vest in equal and separate increments on August 4, 2009 and August 4, 2010, respectively.

•	In December 2008, we also granted options to purchase an aggregate of 495,000 ordinary shares to six directors, seven executives and one employee at an exercise price of US$5.14 per share. Of these, options covering 475,000 ordinary shares have a vesting schedule of two equal and separate annual increments and options covering 20,000 ordinary shares have a vesting schedule of four equal and separate annual increments, with the first increment vesting one year after the date of grant in each case.

•	In February 2009, we granted options to purchase an aggregate of 280,000 ordinary shares to five executives at an exercise price of US$3.81 per share. Of these, options covering 200,000 ordinary shares have a vesting schedule in which one-half vested immediately on the date of grant and the remaining options will vest one year after the date of grant. The remaining options covering 80,000 ordinary shares have a vesting schedule of five equal and separate annual increments, with the first increment vesting one year after the date of grant.

•	In May 2009, we granted options to purchase an aggregate of 143,000 ordinary shares to five employees at an exercise price of US$9.35 per share. These options have a vesting schedule of four equal and separate annual increments, with the first increment vesting one year after the date of grant.

The following table summarizes, as of the date of this annual report, the options we have granted.

	Ordinary Shares	Exercise
	Underlying	Price per
Name	Option	Share (US$)	Grant Date	Expiration Date

Stuart Brannigan	*	18.48	September 15, 2007	September 15, 2017
	*	3.59	October 25, 2008	October 25, 2018
Iain Ferguson Bruce	*	11.00	June 13, 2007	June 13, 2017
	*	5.14	December 25, 2008	December 25, 2018
Qiuqiu Chen	*	5.14	December 25, 2008	December 25, 2018
George Jian Chuang(1)	*	4.35	December 8, 2008	December 8, 2018
	*	5.14	December 25, 2008	December 25, 2018
Ming Huang	*	15.50	July 15, 2008	July 15, 2018
	*	5.14	December 25, 2008	December 25, 2018
Chi Ping Martin Lau	*	11.00	June 13, 2007	June 13, 2017
	*	5.14	December 25, 2008	December 25, 2018
Seok Jin Lee	*	2.10	December 28, 2006	December 28, 2016
Zongwei Li	*	2.10	December 28, 2006	December 28, 2016
	*	3.59	October 25, 2008	October 25, 2018
	*	5.14	December 25, 2008	December 25, 2018
	*	3.81	February 27, 2009	February 27, 2019
Conghui Liu	*	3.59	October 25, 2008	October 25, 2018
	*	5.14	December 25, 2008	December 25, 2018
	*	3.81	February 27, 2009	February 27, 2019
Fengzhi Liu	*	5.14	December 25, 2008	December 25, 2018
Junmin Liu	*	15.50	July 15, 2008	July 15, 2018
	*	5.14	December 25, 2008	December 25, 2018
Liansheng Miao	*	28.30	December 6, 2007	December 6, 2017
	*	3.59	October 25, 2008	October 25, 2018
Qing Miao	*	3.59	October 25, 2008	October 25, 2018
	*	5.14	December 25, 2008	December 25, 2018
	*	3.81	February 27, 2009	February 27, 2019
Dengyuan Song	*	3.81	February 27, 2009	February 27, 2019
Xiangdong Wang	*	3.59	October 25, 2008	October 25, 2018
	*	5.14	December 25, 2008	December 25, 2018
Yiyu Wang	*	2.10	December 28, 2006	December 28, 2016
	*	21.74	January 30, 2008	January 30, 2018
	*	3.59	October 25, 2008	October 25, 2018
	*	5.14	December 25, 2008	December 25, 2018
	*	3.81	February 27, 2009	February 27, 2019
Jiesi Wu(2)	*	11.00	June 13, 2007	June 13, 2017
Jingfeng Xiong	*	3.59	October 25, 2008	October 25, 2018
Guoxiao Yao(3)	*	2.10	December 28, 2006	December 28, 2016
Zhiheng Zhao	*	3.59	October 25, 2008	October 25, 2018
	*	5.14	December 25, 2008	December 25, 2018
Employee	*	11.00	June 13, 2007	June 13, 2017
New employee	*	11.00	July 18, 2007	July 18, 2017

	Ordinary Shares		Exercise
	Underlying		Price per
Name	Option		Share (US$)	Grant Date	Expiration Date

New employee	*		12.89	July 18, 2007	July 18, 2017
New employee	*		28.30	December 6, 2007	December 6, 2017
New employee	*		38.39	January 1, 2008	January 1, 2018
New employee	*		23.43	May 21, 2008	May 21, 2018
New employee	*		16.73	August 4, 2008	August 4, 2018
Other employees as a group**	*		21.74	January 30, 2008	January 30, 2018
Other employees as a group**	*		16.90	February 28, 2008	February 28, 2018
Other employees as a group**	*		17.23	April 1, 2008	April 1, 2018
Other employees as a group**	*		22.58	May 13, 2008	May 13, 2018
Other employees as a group**	*		15.50	July 15, 2008	July 15, 2018
Other employees as a group**	*		3.59	October 25, 2008	October 25, 2018
Other employees as a group**	*		5.14	December 25, 2008	December 25, 2018
Other employees as a group**	*		9.35	May 22, 2009	May 22, 2019
Non-employee	*		15.50	July 15, 2008	July 15, 2018

Total	4,829,213	(4)

*	Less than 1% of our outstanding share capital.

**	None of these employees is a director or officer.

(1)	George Jian Chuang resigned as an independent director on April 1, 2009.

(2)	Jiesi Wu resigned as an independent director upon expiration of his term of office on August 4, 2008.

(3)	Guoxiao Yao resigned as our chief technology officer on January 15, 2009.

(4)	Includes 189,757 ordinary shares underlying forfeited options.

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

Granted Restricted Shares.  Restricted shares are issued to DBS Trustees Limited, or the trustee, for the benefit of the trust participants, which consist of directors and officers of ours or Tianwei Yingli, our other employees and non-employee consultants pursuant to award agreements and a trust deed. The trustee will hold the restricted shares in trust and will be the registered holder of the restricted shares until such shares are vested, forfeited or repurchased by us. Our board of directors has appointed a managing committee to provide recommendations, advice or instructions to the trustee in connection with the administration of the trust. The restricted stock award agreements and the trust deed contain, among other things, provisions concerning the constitution and structure of the trust, and vesting and forfeiture of the restricted shares, our right to repurchase the restricted shares within a period after vesting of the restricted shares, distribution to trust participants, transfer restrictions, dividends and voting rights, and consequence of third-party acquisition.

Each of the relevant award agreements provides for the vesting of restricted shares, provided the option holder remains a director or officer of ours or Tianwei Yingli or our employee or consultant. Restricted shares granted for the benefit of a trust participant will also fully vest upon termination of service resulting from death or disability of the trust participant that is due to work-related reasons. Following a trust participant’s termination of service with us, except if such termination is resulting from the trust participant’s death or disability that is due to work-related reasons, the restricted shares granted for the benefit of such trust participant will, to the extent not then vested, be forfeited without any consideration. As of the date of this annual report, 24,000 restricted shares have been forfeited without any consideration.

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

As of the date of this annual report, we granted the following restricted shares:

•	In January 2007, we granted 2,576,060 restricted shares for the benefit of certain of our directors, officers and other employees with a vesting schedule of five equal and separate annual increments, with the first increment vesting one year after the date of grant.

•	In April 2007, we granted 15,000 restricted shares for the benefit of one non-employee with a vesting schedule of five equal and separate annual increments, with the first increment vesting one year after the date of grant.

•	In May 2007, we granted 30,000 restricted shares for the benefit of one officer with a vesting schedule of five equal and separate annual increments, with the first increment vesting one year after the date of grant.

•	In February 2009, we granted 24,000 restricted shares for the benefit of certain of our directors and officers. One-half of these restricted shares vested immediately on the date of grant the remaining one-half will vest one year after the date of grant.

As of the date of this annual report, an aggregate of 1,566,636 restricted shares were issued to the trustee for the benefit of 72 trust participants remain unvested, consisting of (i) an aggregate of 957,780 restricted shares for the benefit of nine directors and officers of us and Tianwei Yingli, (ii) an aggregate of 599,856 restricted shares granted for the benefit of 62 other employees and (iii) 9,000 restricted shares granted for the benefit of a non-employee.

The following table summarizes, as of the date of this annual report, the outstanding restricted shares granted to the trustee for the benefit of the following directors and executive officers of us and Tianwei Yingli and the other trust participants pursuant to the 2006 stock incentive plan.

Restricted Shares
	Granted		Grant Date	End of Vesting Period

Haiqing Bian	*		January 19, 2007	January 19, 2012
Nabih Cherradi(1)	*		May 14, 2007	May 14, 2012
Qiang Ding	*		January 19, 2007	January 19, 2012
Zongwei Li	*		February 27, 2009	February 27, 2010
Conghui Liu	*		January 19, 2007	January 19, 2012
	*		February 27, 2009	February 27, 2010
Liansheng Miao	*		January 19, 2007	January 19, 2012
Qing Miao	*		January 19, 2007	January 19, 2012
	*		February 27, 2009	February 27, 2010
Xiangdong Wang	*		January 19, 2007	January 19, 2012
Yiyu Wang	*		February 27, 2009	February 27, 2010
Mingjin Yang	*		January 19, 2007	January 19, 2012
Zhiheng Zhao	*		January 19, 2007	January 19, 2012
Directors and executive officers as a group	1,630,300	(2)
Other employees	999,760		January 19, 2007	January 19, 2012
One non employee	15,000		April 16, 2007	April 16, 2012

Total:	2,645,060	(2)

*	Less than 1% of our outstanding share capital.

(1)	Nabih Cherradi resigned as our vice president on December 15, 2008.

(2)	Includes 6,000 vested restricted shares that are no longer held in trust by the trustee and 24,000 forfeited restricted shares.

Employee Pension and Other Retirement Benefits

Pursuant to the relevant PRC regulations, we are required to make contributions for each employee at a rate of 20% of a standard salary base as determined by the local social security bureau to a defined contribution retirement scheme organized by the local social security bureau. Contributions of RMB 15.1 million (US$2.2 million) was paid for the year ended December 31, 2008 which was charged to expense. We have no other obligation to make payments in respect of retirement benefits of our employees.

C.	Board Practices

Terms of Directors and Executive Officers

Our officers are appointed by and serve at the discretion of the board of directors. At each annual general meeting one third of our directors (save for the chairman of the board and managing director) are subject to retirement by rotation and otherwise hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or suspends payment or makes a composition with his creditors, or (ii) dies or is found by us to be or becomes of unsound mind, or (iii) is absent from meetings of our board of directors for six consecutive months and our board of directors resolves that his office be vacated.

Board of Directors

The following describes the board of directors of Yingli Green Energy. For a description of Tianwei Yingli’s board of directors, see “Item 4.A. History and Development of the Company — Restructuring — Joint Venture Contract — Tianwei Yingli’s Management Structure — Board of Directors.”

Our board of directors currently has seven directors, consisting of three independent directors. Under the shareholders agreement, dated December 15, 2006, among the Series A preferred shareholder, the Series B preferred shareholders, Mr. Liansheng Miao, Yingli Power and us, the Series A preferred shareholder and the Series B preferred shareholders each had the right to nominate one director to our board of directors and Tianwei Yingli’s board of directors prior to our initial public offering. We have obtained the approval of relevant PRC government authorities of the increase of Tianwei Yingli’s board seats from seven to nine, and the holders of our Series B preferred shares have nominated Mr. Sean Lu, to Tianwei Yingli’s board of directors.

At our most recent Annual General Meeting held on August 4, 2008 in Beijing, China, Mr. George Jian Chuang was re-elected to our board of directors, and Professor Ming Huang and Professor Junmin Liu were elected to our board of directors to replace Mr. Shujun Li and Mr. Jiesi Wu, who resigned as directors upon expiration of their terms of office. Professor Ming Huang is a professor of finance at the Johnson Graduate School of Management at Cornell University in the United States and Professor Junmin Liu is a professor of economics in the Economics Department and the Chairman of the Virtual Economy Research Center at Nankai University in China. On April 1, 2009, Mr. George Jian Chuang resigned as director and Mr. Zongwei Li, our chief financial officer, was appointed as a director.

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

Audit Committee

Our audit committee consists of Messrs. Iain Bruce, Ming Huang and Chi Ping Martin Lau and is chaired by Mr. Bruce. Mr. Bruce is a director with accounting and financial management expertise as required by the New York Stock Exchange corporate governance rules, or the NYSE rules. All of the members of our audit committee satisfy the “independence” requirements of the NYSE rules and Rule 10A-3(b)(1) under the Securities and Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee consists solely of independent directors. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Messrs. Iain Bruce, Ming Huang and Chi Ping Martin Lau and is chaired by Mr. Bruce. All of the members of our compensation committee satisfy the “independence” requirements of the NYSE rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that (i) the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter, (ii) any required approvals from our audit committee is obtained and (iii) the chairman of the relevant board meeting does not disqualify him or her from voting.

Remuneration

The directors may determine remuneration to be paid to the directors. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors.

Borrowing

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

Employees

We had 1,552, 2,748 and 4,704 employees as of December 31, 2006, 2007 and 2008, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our total employees as of December 31, 2008:

	As of December 31, 2008
	Number of	Percentage of
	Employees	Total

Manufacturing	2,856	60.7%
Quality Inspection	160	3.4
Research and Development	25	0.5
Procurement, Sales and Marketing	122	2.6
Management and Administrative	263	5.6
Logistics, Manufacturing Support and Others	1,278	27.2

Total	4,704	100.0%

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

As of December 31, 2008, we were required by PRC law to make monthly contributions in amounts equal to 20.0%, 7.5%, 2.0%, 1.0% and 0.6% of our employees’ average monthly salary in the preceding year to a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, respectively, each for the benefit of our employees subject to certain statutory limits.

Our employees are not subject to any collective bargaining agreement. We have not been involved in any material labor disputes. We believe that we have a good relationship with our employees.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of June 12, 2009, the most recent practicable date, by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Ordinary Shares Beneficially Owned(1)(2)
	Number of Shares	%

Directors and Executive Officers:
Liansheng Miao(3)	54,780,052	42.08
Xiangdong Wang	*	*
Iain Ferguson Bruce	*	*
Ming Huang	*	*
Chi Ping Martin Lau	*	*
Junmin Liu	*	*
Seok Jin Lee	*	*
Zongwei Li	*	*
Dengyuan Song	*	*
Yiyu Wang	*	*
Stuart Brannigan	*	*
Jingfeng Xiong	*	*
Zhiheng Zhao	*	*
All directors and executive officers as a group	55,317,679	42.32
Principal Shareholders and 5% Shareholders:
Yingli Power Holding Company Ltd.(4)	54,600,652	42.00
TB Partners GP Limited(5)	11,466,574	8.21
Mackenzie Financial Corporation(6)	9,730,300	7.49

*	Less than 1% of our outstanding share capital.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	Percentage of beneficial ownership of each listed person is based on 129,989,700 ordinary shares outstanding and, as applicable, (i) the ordinary shares underlying share options exercisable by such person and (ii) restricted ordinary shares awarded to such person that can be vested, in each case within 60 days of the date of this annual report, not including share options that can be early exercised, at the discretion of the holder, into unvested ordinary shares.

(3)	Represents 54,600,652 of our ordinary shares owned by Yingli Power, our controlling shareholder, which is 100% beneficially owned by the family trust of Mr. Miao, and 54,400 restricted shares that were vested and 125,000 stock option exercisable. Mr. Miao’s business address is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3055 Middle Fuxing Road, Baoding, People’s Republic of China.

(4)	Represents 54,600,652 of our ordinary shares beneficially owned by Yingli Power. Yingli Power is 100% beneficially owned by the family trust of Mr. Liansheng Miao. The mailing address of Yingli Power is Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

(5)	Represents 11,466,574 of our ordinary shares held by Gold Sight International Limited, or Gold Sight, a British Virgin Islands company and wholly owned subsidiary of Trustbridge Partners II, L.P., a limited partnership whose general partner is TB Partners GP2, L.P. The general partner of each of TB Partners GP1, L.P. and TB Partners GP2, L.P. is TB Partners GP Limited. Assumes conversion of up to US$50 million in our senior secured convertible notes due 2012 held by Gold Sight into 11,466,574 ordinary shares, in connection with our acquisition of Cyber Power. In June 2009, 2,000,000 of such 11,466,574 ordinary shares were issued to and deposited by Trustbridge Partners II, L.P. with the depositary for our ADSs and were subsequently held in the form of ADSs. The address of the principal business office of TB Partners GP Limited is 2701B, Azia Center, 1233 Lujiazui Ring Road, Shanghai, People’s Republic of China.

(6)	Based on the Schedule 13G filing with the Commission on January 20, 2009. The address of the principal business office of Mackenzie Financial Corporation is 180 Queen Street West, Toronto, Ontario M5V 3K1.

As of June 12, 2009, 74,574,202 or 57.3% of our outstanding ordinary shares in the form of ADSs are held by 13 record holders in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Please refer to “Item 6.B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — 2006 Stock Incentive Plan” for information regarding options and restricted shares granted to our directors, officers, employees and consultants.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B.	Related Party Transactions

We adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions since the beginning of 2006.

Cyber Power Acquisition and Issuance of Senior Secured Convertible Notes

In November 2008, we entered into a binding letter of intent with Grand Avenue Group Limited, or Grand Avenue, a company controlled by Mr. Liansheng Miao, the chairperson of our board of directors and our chief executive officer, Baoding Yingli Group Company Limited, an affiliate of Grand Avenue, Yingli China, our wholly owned subsidiary, and Mr. Miao, in connection with our purchase of the issued and outstanding share capital of Cyber Power. Cyber Power, through Fine Silicon Co., Ltd., or Fine Silicon, its principal operating subsidiary in China, is a development stage enterprise with plans to begin trial production of solar-grade polysilicon by the end of 2009 or early 2010. Under the terms of the letter of intent, we proposed to acquire Cyber Power for an aggregate consideration in the range of US$70 million to US$80 million, which would be determined with reference to the book value of Cyber Power’s net tangible assets. We paid US$25.0 million of the total consideration in November 2008, in accordance with the terms of the letter of intent.

In January 2009, we completed the acquisition of Cyber Power. Under the terms of a share purchase agreement entered into between us and Grand Avenue, we acquired from Grand Avenue 100% of the issued and outstanding share capital of Cyber Power at a purchase price of approximately US$77.6 million, of which US$25.0 million had been paid in November 2008. The final acquisition price was determined based on an approximately 4% discount to the net tangible book value of Cyber Power as of November 30, 2008. Proceeds from the Cyber Power acquisition were used by Grand Avenue to repay in full all of its outstanding indebtedness incurred in connection with the construction of the polysilicon operations of Fine Silicon. To enable us to acquire 100% of the issued and outstanding share capital of Cyber Power, under the terms of a share purchase agreement, Grand Avenue purchased from Gold Sight International Limited, or Gold Sight, the then minority shareholder of Cyber Power, all of Gold Sight’s 30% equity interest in Cyber Power at a purchase price payable in the form of a promissory note with a principal amount equal to approximately US$28.6 million if paid in full on or before 90 days of the closing or approximately US$29.4 million if paid in full after 90 days of the closing but on or before 180 days of the closing. Under the terms of the transaction documents relating to Grand Avenue’s purchase of Gold Sight’s 30% equity interest in Cyber Power, the repayment of the promissory note is to be made with proceeds from the sale of our ADSs held by Mr. Miao or Yingli Power or through other financing transactions. The acquisition of Cyber Power has been approved by our board of directors and its audit committee.

In a concurrent transaction, we entered into a note purchase agreement with Trustbridge, an affiliate of Gold Sight, for up to US$50.0 million in senior secured convertible notes due 2012, or the senior secured convertible notes. In connection with the financing of our acquisition of Cyber Power, we issued US$20.0 million in senior secured convertible notes on January 16, 2009. In addition, under the terms of the note purchase agreement, subsequent proceeds received by Gold Sight from repayment of the promissory note issued in connection with the sale of Gold Sight’s 30% equity interest in Cyber Power to Grand Avenue will be applied by Trustbridge towards the purchase of up to an additional US$30.0 million of the second tranche of our senior secured convertible notes. We expect to use the proceeds from the issuance such second tranche of senior secured convertible notes for general corporate purposes.

The senior secured convertible notes carry an interest rate of 10% and were convertible at any time into our ordinary shares at an initial conversion rate of 17,699 ordinary shares per US$100,000 principal amount of senior secured convertible notes (based on US$5.65 per ADS, the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20-trading day period immediately preceding to the entry into the note purchase agreement). Under the terms of the indenture governing the senior secured convertible notes, the conversion rate is subject to certain anti-dilution adjustments. For example, on June 30, 2010 and the last day of each quarter thereafter, the conversion rate will be adjusted to equal to US$100,000 divided by the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20-trading day period immediately preceding such date, if such adjustment results in an increase in the number of our ordinary shares issuable upon conversion. In addition, upon the public release of our financial results for each of the full year 2008, the second quarter of 2009 and the full year 2009, the conversion rate will be adjusted to equal to US$100,000 divided by the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20-trading day period immediately following such public release, if such adjustment results in an increase in the number of our ordinary shares issuable upon conversion. In May 2009, we entered into a supplemental indenture that established a limit on the number of ordinary shares we are obligated to issue under these non-dilutive adjustments, as well as a covenant that prohibits us from issuing equity at below market price, subject to certain exceptions. The indenture also contains certain restrictive covenants, including maintenance of certain financial ratios and limitations on restricted payments and dispositions of assets. The senior secured convertible notes are guaranteed by Mr. Miao and Yingli Power and secured by a pledge by Yingli Power of 10,000,000 of our ordinary shares it holds (with no obligation to deliver additional shares of collateral nor any default tied to the trading price of our ADSs). As of the date of this annual report, approximately US$20.0 million of the senior secured convertible notes were outstanding. In March 2009, the conversion rate was adjusted to the rate of 22,933.1499 ordinary shares per US$100,000 principal amount of the senior secured convertible notes as a result of our public release of our financial results for the full year 2008.

Transactions with Yingli Group

During 2008, we made loans of RMB 4.0 million (US$0.59 million) to Yingli Group. The balance was reduced by repayment of RMB 2.0 million (US$0.3 million) during the year. The outstanding balance was RMB 2.0 million (US$0.3 million) as of December 31, 2008.

We made prepayments of RMB 473.9 million to Yingli Group for purchases of raw materials during 2007, of which RMB 463.9 million was refunded to us in 2007 as the purchases did not occur. The outstanding balance of this prepayment was RMB 10.0 million (US$1.5 million) as of December 31, 2008.

During 2008 we made prepayments of RMB 3.0 million (US$0.4 million) to Baoding Power Valley International Hotel Co., Ltd., a subsidiary of Yingli Group for the provision of accommodation and meeting services, which was reduced by RMB 1.4 million (US$0.2 million) for the services provided. The outstanding balance was RMB 1.6 million (US$0.2 million) as of December 31, 2008.

On August 17, 2007, we made a deposit of RMB 21.6 million to Yingli Group for the purchase of office premises on our behalf. This deposit was reduced by RMB 19.4 million when Yingli Group completed the purchase and passed ownership of the property to us in December 2007. We received the remaining balance of RMB 2.2 million (US$0.3 million) on February 1, 2008.

Baoding Harvest Trade Co., Ltd., or Baoding Harvest, was a PRC real estate company 51% owned by Tianwei Group and 49% owned by Yingli Group. Baoding Harvest became a wholly-owned subsidiary of Yingli Group in June 2008. We sold PV systems in the amount of RMB 15.8 million (US$2.3 million) to Baoding Harvest in

December 2008. As of December 31, 2008, we had accounts receivable of RMB 15.8 million (US$2.3 million) with Baoding Harvest.

In 2005, Tianwei Yingli purchased cleaning products and miscellaneous office products and services in the amount of RMB 0.2 million from Yingli Municipal Public Facilities Company, or Yingli Municipal, a subsidiary of Yingli Group, which was paid in full in 2006. In 2007 and 2008, Tianwei Yingli purchased RMB 0.2 million and RMB 0.8 million (US$0.1 million) products and services from Yingli Municipal, of which RMB 0.3 million (US$0.04 million) remained payable to Yingli Municipal as of December 31, 2008.

In 2006, 2007 and 2008, Tianwei Yingli made prepayments of RMB 3.9 million, RMB 11.0 million and RMB 22.3 million (US$3.3 million), respectively, to Baoding Maike Green Food Co., Ltd., or Maike, a subsidiary of Yingli Group, for the purchase of packaging materials. Tianwei Yingli’s purchase from Maike amounted to RMB 2.6 million, RMB 11.4 million and RMB 22.7 million (US$3.3 million) in 2006, 2007 and 2008, respectively. The outstanding balance of prepayment was RMB 1.4 million and RMB 1.0 million and RMB 0.6 million (US$0.1 million) as of December 31, 2006 and 2007 and December 31, 2008, respectively, for purchases of packaging materials. Tianwei Yingli may continue to purchase similar products from Maike in the future.

Yingli Group has had a series of financial transactions with Tianwei Yingli. In 2006, Yingli Group borrowed RMB 115.0 million from Tianwei Yingli to support the cash flow needs of Yingli Group. The amount was unsecured, interest-free and had no definite terms of repayment. Yingli Group has repaid the loan in full. In 2006, 2007 and 2008, Tianwei Yingli borrowed RMB 0.9 million, RMB 38.9 million and nil, respectively, from Yingli Group without interest due and any definitive terms of repayment, of which RMB 0.6 million and RMB 39.2 million was repaid in 2006 and 2007 respectively, and RMB 0.3 million, nil and nil remained outstanding as of December 31, 2006, 2007 and 2008 respectively. In September 2006, Yingli Group also entrusted a loan of RMB 125.0 million in favor of Tianwei Yingli through Agricultural Bank of China to Tianwei Yingli. Tianwei Yingli repaid RMB 124.0 million in 2006 and the remaining RMB 1.0 million in April 2007. During 2007, Tianwei Yingli obtained two new governmental loans of RMB 30.0 million and RMB 42.0 million that were guaranteed by Yingli Group. These new loans bear a prevailing bank borrowing interest rate and were repaid in 2007.

Other Transactions with Mr. Liansheng Miao and Entities Controlled by Mr. Miao

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

Our controlling shareholder is Yingli Power, a British Virgin Islands corporation, which is 100% owned by the family trust of Mr. Miao. In August 2006, Yingli Power made an initial capital contribution of US$0.5 million to us in exchange for 50,000,000 of our ordinary shares, and in September 2006, it made an additional capital contribution of US$0.1 million to us in exchange for 9,800,000 of our ordinary shares.

Yingli Power also served as an intermediary in our securing equity-linked debt financing from Deutsche Bank AG, Singapore branch. On November 13, 2006, we issued US$85.0 million in aggregate of mandatory convertible bonds and mandatory redeemable bonds to Yingli Power, which on the same date issued mandatory exchangeable notes and mandatory redeemable notes to Deutsche Bank AG, Singapore branch for the same aggregate amount and on substantially similar terms (other than the split for the exchangeable or convertible portion). See “— Private Equity Investments and Other Financings — Mandatory Redeemable Bonds and Mandatory Convertible Bonds.” We repaid in full the mandatory redeemable bonds issued to Yingli Power in the principal amount of US$35.3 million with part of the proceeds we received from our initial public offering.

During 2008, we made loans of RMB 0.2 million (US$0.03 million) to Fine Silicon, a subsidiary of Cyber Power, a company whose then-majority shareholder was an entity controlled by Mr. Miao. The balance was reduced by repayment of RMB 0.2 million (US$0.03 million) during 2008. The balance as of December 31, 2008 was RMB 0.05 million (US$0.01 million) and represents other receivable related to fixed assets disposal during the period.

Transactions with Tianwei Baobian and Its Controlling Shareholder

Tianwei Baobian, a PRC company listed on the Shanghai Stock Exchange and 51.1%-owned by Tianwei Group, a wholly state-owned limited liability company established in the PRC, is a shareholder of Tianwei Yingli. After becoming a shareholder in Tianwei Yingli in April 2002, Tianwei Baobian’s equity interest in Tianwei Yingli decreased from 51.0% to 49.0% as of August 9, 2006 following a series of restructuring transactions as described in “History and Restructuring — Restructuring”, 29.89% as of June 25, 2007 following our capital contribution to Tianwei Yingli of proceeds from the issuance of the Series B preferred shares, and to 25.99% as of March 14, 2008 following our capital contribution to Tianwei Yingli of proceeds from our initial public offering. As of December 31, 2007 and 2008, we had a dividend payable to Tianwei Baobian amounting to RMB 11.0 million in connection with a dividend declared in August 2006. See “Item 4.A. History and Development of the Company — Restructuring — Private Equity Investments and Other Financings Following Restructuring.”

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

Historically, Tianwei Baobian and its controlling shareholder, Tianwei Group, also guaranteed or entrusted a substantial portion of Tianwei Yingli’s short-term borrowings from banks and other parties. In 2006, 2007 and 2008, Tianwei Baobian and Tianwei Group guaranteed and entrusted loans of RMB 839.7 million, RMB 624.2 million and nil, respectively, for the benefit of Tianwei Yingli. These loans bore interest in the range of 4.59% to 7.47% and typically had a maturity of 28 days to 12 months. As of December 31, 2006, 2007 and 2008, these guaranteed and entrusted loans amounted to RMB 232.0 million and RMB 470.2 million and nil, respectively, or 86.8%, 37.3% and nil of our short-term borrowings as of the same dates.

Tianwei Baobian and Tianwei Group have also assisted Tianwei Yingli in procuring equipment from overseas suppliers. In 2006, Tianwei Yingli made payments to Tianwei Group of RMB 16.5 million as deposits for Tianwei Baobian to secure letter of credit issued to certain overseas equipment suppliers. Such payments are reclassified to “construction in progress” when Tianwei Group pays the amount to the equipment suppliers on Tianwei Yingli’s behalf. The outstanding balance of such deposits was RMB 8.3 million as of December 31, 2006. In 2007, the deposits were reduced when Tianwei Group paid the amount to the equipment suppliers on the Tianwei Yingli’s behalf and returned the remaining deposits. The outstanding balance of such deposits was nil as of December 31, 2008.

In addition, in 2006, Tianwei Yingli borrowed RMB 20.0 million from Baoding Harvest without interest due and any definitive terms of repayment, of which RMB 1.6 million was repaid in 2006 and the remaining RMB 18.4 million was repaid in January 2007. In 2007, we also borrowed and repaid RMB 25.0 million from Baoding Harvest. During 2007, Tianwei Yingli made loans, unsecured, free of interest and without definitive terms of repayment, to Baoding Harvest amounting to RMB 2.0 million to support its operations. The full amount of these loans remained outstanding as of December 31, 2008.

On September 28, 2007, we entered into an agreement with Tianwei Baobian, under the terms of which, Tianwei Yingli agreed to reimburse all the costs related to our initial public offering. As the minority shareholder of Tianwei Yingli, Tianwei Baobian will bear its proportional share of these costs.

On August 9, 2006, Tianwei Yingli declared dividends of RMB 21.7 million to Tianwei Baobian. Tianwei Baobian reinvested RMB 10.7 million of this dividend in the form of a paid in capital contribution in Tianwei Yingli. The remaining dividends payable of RMB 11.0 million (US$1.6 million) is interest free and due on demand.

Certain Other Related Party Transactions

Prior to Yingli Group’s transfer of its 51% controlling equity interest in Tianwei Yingli to us on September 5, 2006, Tianwei Yingli paid RMB 5.1 million on our behalf for costs incurred in connection with our initial public offering in 2006. Such amount was included as deferred offering costs in our consolidated balance sheet as of December 31, 2006. For the year ended December 31, 2007, Tianwei Yingli paid an additional RMB 32.0 million on our behalf for costs incurred in connection with our initial public offering. The total deferred offering costs were deducted from proceeds from the initial public offering during the year ended December 31, 2007.

In September 2005, Tianwei Yingli acquired an additional 40% of equity interest in Tibetan Yingli, an entity we account under the equity method of accounting, for a consideration of RMB 8.0 million, which was reduced to nil when Tibetan Yingli’s board approved to offset such amount against operational advances of an equivalent amount made by Tianwei Yingli to Tibetan Yingli. In 2006, 2007 and 2008, Tianwei Yingli also paid RMB 9.3 million, RMB 6.1 million and nil, respectively, for operating activities on behalf of Tibetan Yingli.

In 2007 and 2008, we sold PV modules to Tibetan Yingli amounting to RMB 4.0 million and RMB 0.8 million (US$0.1 million). As of December 31, 2008, we had accounts receivable amounting to RMB 1.0 million (US$0.1 million) due from Tibetan Yingli.

In 2006, Tianwei Yingli borrowed RMB 13.1 million from Tianli New Energy Resources Co., Ltd, or Tianli, a company whose shareholders include Mr. Liansheng Miao, our chairperson and chief executive officer, Mr. Xiangdong Wang, our director and vice president and Mr. Zhiheng Zhao, our vice president. This loan was unsecured, interest-free and had no definitive terms of repayment. The loan has been fully repaid.

In 2006, Tianwei Yingli sold raw materials in the amount of RMB 0.5 million to Yitongguangfu Technical Co., Ltd., or Yitongguangfu, a PRC company whose shareholders include Mr. Xiangdong Wang, our director and vice president. Tianwei Yingli also made prepayments of RMB 7.7 million and RMB 52.8 million and RMB 57.8 million (US$8.5 million), respectively, in 2006, 2007 and 2008 to Yitongguangfu, for the purchase of raw materials. However, as of January 2006, RMB 15.0 million for prepayments made to Yitongguangfu in 2005 that did not materialize. Tianwei Yingli’s actual purchase from Yitongguangfu amounted to RMB 4.2 million, RMB 30.0 million and RMB 58.2 million (US$8.5 million) in 2006, 2007 and 2008, respectively. The outstanding balance of prepayment as of December 31, 2006, 2007 and 2008 was RMB 3.5 million and RMB 26.3 million and RMB 25.9 million (US$3.8 million), respectively in purchases of raw materials. Tianwei Yingli may continue to purchase raw materials from Yitongguangfu in the future.

In 2006, 2007 and 2008, Tianwei Yingli purchased aluminum frames in the amount of RMB 3.2 million, RMB 10.0 million and RMB 14.3 million (US$2.1 million), respectively, from Tianwei Fu Le Aluminum Co., Ltd., or Tianwei Fu Le, a subsidiary of Tianwei Group, of which RMB 2.4 million, RMB 8.6 million and RMB 14.3 million (US$2.1 million) was paid in 2006, 2007 and 2008, respectively. The outstanding balance of payable to Tianwei Fu Le was RMB 0.8 million, RMB 2.2 million and RMB 2.2 million (US$0.3 million) as of December 31, 2006, 2007 and 2008, respectively. Tianwei Yingli may continue to purchase similar products from Tianwei Fu Le in the future.

Incei S.A., one of our shareholders, is one of our major customers for our PV modules, sales to whom accounted for more than 10% of our net revenues in 2006 and 2007.

We also have arrangements with Xinguang, a PRC silicon manufacturer, for the supply of polysilicon for 2007 and 2008 and have entered into supply contracts with Xinguang from time to time. Mr. Xiangdong Wang, our director and vice president, also serves as a director of Xinguang. Pursuant to these arrangements, Xinguang has agreed to supply 1,232 tons of polysilicon to us. We entered into the first contract with Xinguang in April 2007 (which was amended by a supplemental contract between the parties in May 2007), pursuant to which Xinguang agreed, subject to its actual production capability and output, to supply 200 tons and 1,000 tons of silicon materials to us during 2007 and 2008, respectively. The price of the polysilicon that Xinguang will supply to us in 2008 was not specified. In May 2007 and July 2007, we entered into two more contracts with Xinguang, which increased the volume of polysilicon supply in the April 2007 contract (as amended) to 232 tons and provided for committed volumes of polysilicon supply by Xinguang in 2007 and the first quarter of 2008. In October 2007, we entered into a new supply contract (which was amended by an associated supplemental contract) with Xinguang to replace our previous arrangement with Xinguang for the supply of 1,000 tons of polysilicon as contemplated by the April 2007 contract (as amended). The October 2007 contract (as amended) provides for a fixed unit price on the total committed volume as well as a unit price adjustment mechanism. Under the terms of the October contract (as amended), the fixed unit price will be adjusted if the market price of polysilicon upon delivery fluctuates outside a 5% band based on the prevailing market price when the contract was signed. In addition, the October 2007 contract provides that if one of the parties requests such adjustment to the unit price, the performance of the October 2007 contract will be suspended until both parties reach an agreement on pricing. We made prepayments of RMB 485.0 million and RMB 110.7 million (US$16.2 million) to Xinguang for the purchase of polysilicon during in 2007 and 2008, respectively. The outstanding balance was reduced by purchases of raw materials by RMB 148.3 million and RMB 444.6 million (US$65.2 million) in 2007 and 2008, respectively.

We purchased raw materials from Baoding Dongfa Tianying New Energy Resources Company Limited, or Dongfa Tianying, an equity investee of Tianwei Yingli for the period from July 2007 to April 2009. In 2007 and 2008, we purchased RMB 8.4 million and RMB 23.6 million (US$3.5 million) and paid RMB 4.8 million and RMB 21.3 million (US$3.1 million) for purchase of raw materials. The outstanding balance was RMB 3.6 million and RMB 6.0 million (US$0.9 million) as of December 31, 2007 and 2008, respectively. We acquired 30% of Dongfa Tianying’s equity interest for RMB 3.0 million in July 2007 and sold such equity interest in April 2009.

We reclassified the accounts receivable of RMB 10.9 million (US$1.6 million) with Beijing Tianneng Yingli Co., Ltd., an entity whose parent company’s controlling shareholder is a direct relative of the general manager of Yingli Beijing, upon the post of the general manager in January 2008, as due from related party. During 2008, we made sales of RMB 4.5 million (US$0.7 million) and received payment of RMB 9.2 million (US$1.3 million) from Beijing Tianneng Yingli Co., Ltd. In addition, during 2008, we purchased PV modules and raw materials of RMB 2.6 million (US$0.4 million) and paid RMB 2.2 million (US$0.3 million) from Beijing Tianneng Yingli Co., Ltd. As of December 31, 2008, RMB 0.4 million (US$0.06 million) was payable to Beijing Tianneng Yingli Co., Ltd.

Upon the establishment Yingli Greece, a foreign subsidiary, we reclassified accounts receivable of RMB 1.7 million (US$0.2 million) with CIP Services AG, an entity, whose equity shareholder is a minority shareholder of Yingli Greece, as due from related party. We received payment of RMB 1.7 million (US$0.2 million) in March 2008. In addition, upon the establishment of Yingli Greece, we reclassified the prepayment of RMB 10.2 million (US$1.5 million) with CIP Services AG as due from related party. During 2008, we made prepayments of RMB 411.0 million (US$60.2 million) and purchased RMB 411.8 million (US$60.4 million) of raw material from CIP Services AG. As of December 31, 2008, RMB 9.4 million (US$1.4 million) was prepaid to CIP Services AG.

In March 2009, Fine Silicon received a loan of RMB 100.0 million (US$14.7 million) from Baoding Yingli Group Company Limited, an affiliate of ours, which was entrusted through Baoding Urban District Rural Credit Union. The loan has a term of 12 months and carries an interest rate of 5.31% per annum.

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

On December 18, 2006, we further amended the joint venture contract with Tianwei Baobian to make an additional equity contribution of US$118 million to Tianwei Yingli. Of the aggregate proceeds from the issuance and sale of the Series B preferred shares, US$17 million, which was received as advance payments, was used to increase our equity interest in Tianwei Yingli to 53.98% from 51%, US$22.6 million (together with US$17 million from portions of the proceeds from the issuance and sale of the mandatory redeemable bonds and the mandatory convertible bonds) was injected into Tianwei Yingli in the form of a direct equity contribution upon the completion of relevant PRC registration procedures, and the remaining US$78.4 million was injected into Tianwei Yingli in the form of a shareholder loan from us to Tianwei Yingli which will be converted into equity interest in Tianwei Yingli upon obtaining approval from SAFE, Baoding Branch. Upon the completion of relevant PRC registration procedures for the direct equity contribution and the conversion of the shareholder loan into equity interest in Tianwei Yingli on June 25, 2007, which resulted in the additional equity contribution of an aggregate amount of US$118 million to Tianwei Yingli’s registered capital, our equity interest in Tianwei Yingli increased to 70.11% from 62.13%.

On September 28, 2007, we further amended the joint venture contract with Tianwei Baobian to make an additional equity contribution of the U.S. dollar equivalent of RMB 1,750.84 million to Tianwei Yingli, increasing Tianwei Yingli’s registered capital from RMB 1,624.4 million to RMB 3,375.22 million. In March, 2008, we obtained the relevant PRC governmental approval for the increase of Tianwei Baobian’s registered capital in accordance with the PRC law and have made the additional equity contribution primarily using part of proceeds from our initial public offering. As a result, our equity interest in Tianwei Yingli increased to 74.01% from 70.11%.

China Sunshine Warrant

In connection with a convertible loan to Tianwei Yingli from China Foreign Economic and Trade & Investment Co., Ltd., or FOTIC, a trust and investment company established in China, FOTIC acted as a nominee for certain third-party individuals. This convertible loan was made on May 17, 2006. Under a repayment and termination agreement dated December 29, 2006 among Tianwei Yingli, FOTIC, China Sunshine Investment Co., Ltd., or China Sunshine, a British Virgin Islands investment holding company, and us, Tianwei Yingli repaid the convertible loan in the principal amount of RMB 85.6 million plus accrued interest of RMB 4.3 million on December 29, 2006. As a condition of repayment, under the repayment and termination agreement, we issued on December 29, 2006 to China

Sunshine a warrant to purchase 2,068,252 of our ordinary shares at an exercise price of US$4.835 per share. On February 2, 2007, China Sunshine fully exercised this warrant at an exercise price per share of US$4.835 and purchased 2,068,252 of our ordinary shares.

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

Employment Agreements

See “Item 6.B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — Employment Agreements.”

Stock Incentive Plan

The 2006 stock incentive plan was adopted by our shareholders and board of directors in December 2006. The 2006 stock incentive plan provides for the grant of options, limited stock appreciation right and other stock-based awards such as restricted shares. The purpose of the plan is to aid us and our affiliates in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of us and our affiliates by providing incentives through the granting of awards. Our board of directors believes that our long-term success is dependent upon our ability to attract and retain talented individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business. See “Item 6.B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — 2006 Stock Incentive Plan.”

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

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

We are a Cayman Islands holding company and substantially all of our income, if any, will be derived from dividends we receive directly or indirectly from our operating subsidiaries located in the PRC. PRC regulations currently permit payment of dividends only out of accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. Neither the registered capital nor these reserves are distributable as cash dividends. In addition, at the discretion of their respective board of directors, Tianwei Yingli is required to allocate a portion of its after-tax profits to its reserve fund, enterprise development fund and employee bonus and welfare fund, and Yingli China is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital, as well as to its employee bonus and welfare fund. These reserve funds may not be distributed as cash dividends either. Further, if any of our PRC subsidiaries incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the EIT Law and its implementation rules issued by the State Council, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to Yingli Green Energy and Yingli International may be subject to a withholding tax rate of 10%, unless they are deemed to be PRC “resident enterprises.”

Moreover, the EIT Law and its implementation rules provide that an income tax rate of 10% will be applicable to dividends payable to non-PRC investors who are considered as “non-resident enterprises” which have no establishment inside the PRC, or derive income not substantially connected with their establishments inside the PRC, to the extent such dividends are derived from sources within the PRC. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive directly or indirectly from our operating subsidiaries located in the PRC. If we declare dividends on such income, it is unclear whether such dividends will be deemed to be derived from sources within the PRC under the EIT Law and its implementation rules, and be subject to the 10% income tax. See “Item 10.E. Taxation — People’s Republic of China Taxation.”

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.	The Offer and Listing

A.	Offer and Listing Details.

Our ADSs, each representing one of our ordinary shares, have been listed on the New York Stock Exchange since June 8, 2007 under the symbol “YGE.” The table below shows, for the periods indicated, the high and low market prices on the New York Stock Exchange for our ADSs.

	Market Price per ADS
	High	Low

Annual Highs and Lows
2007 (from June 8, 2007)	41.50	10.48
2008	39.95	2.50
Quarterly Highs and Lows
Second Quarter 2007 (from June 8, 2007)	14.80	10.48
Third Quarter 2007	28.99	11.44
Fourth Quarter 2007	41.50	22.50
First Quarter 2008	39.95	13.15
Second Quarter 2008	27.96	15.33
Third Quarter 2008	18.39	9.76
Fourth Quarter 2008	11.62	2.50
First Quarter 2009	7.57	3.32
Monthly Highs and Lows
December 2008	6.40	3.25
January 2009	7.57	4.50
February 2009	6.50	3.61
March 2009	6.66	3.32
April 2009	7.58	5.75
May 2009	12.98	6.98
June 2009 (through June 12)	16.09	13.03

The closing price for our ADSs on the New York Stock Exchange on June 12, 2009 was US$13.76 per ADS.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one of our ordinary shares, have been listed on the New York Stock Exchange since June 8, 2007 under the symbol “YGE.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Under the Foreign Currency Administration Rules, the foreign exchange incomes of domestic entities and individuals can be remitted into China or deposited abroad, subject to the conditions and time limits to be issued by the PRC State Administration of Foreign Exchange, or SAFE. According to the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, securities investment, derivative transactions and repatriation of investment, however, is still subject to the approval of, and/or the registration with, SAFE or its local branches.

Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local branches. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the National Reform and Development Commission or their local counterparts. Currently, the PRC laws and regulations do not provide clear criteria as to how to obtain SAFE approval. SAFE and its local branches have broad discretion as to whether to issue the SAFE approval.

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

People’s Republic of China Taxation

Under the “Enterprise Income Tax Law of the PRC,” or the EIT Law, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management bodies” are located in the PRC are considered “resident enterprises” for PRC tax purposes and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules for the EIT Law, a “de facto management body” is defined as a body that has substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties and other factors of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular which sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us. Therefore, although substantially all of our management is currently located in the PRC, it is unclear whether Chinese tax authorities would require (or permit) our overseas registered entities to be treated as PRC resident enterprises. If the Chinese tax authorities determine that Yingli Green Energy and Yingli International are PRC resident enterprises, we may be subject to the enterprise income tax at the rate of 25% as to our global income.

Moreover, the implementation rules for the EIT Law provide that an income tax rate of 10% is normally applicable to dividends payable to non-PRC investors who are “non-resident enterprises” to the extent such dividends are derived from sources within the PRC. Furthermore, a circular issued by the Ministry of Finance and the State Administration of Taxation on February 22, 2008 stipulates that undistributed earnings generated prior to January 1, 2008 are exempt from enterprise income tax. We are a Cayman Islands holding company and Yingli International is a British Virgin Islands intermediate holding company. Substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, if any, will be subject to the 10% income tax if we are considered as “non-resident enterprises” under the EIT Law.

Under the existing implementation rules of the EIT Law, it is unclear what will constitute income derived from sources within the PRC and therefore dividends paid by us to our non-PRC resident ADS holders and ordinary shareholders may be deemed to be derived from sources within the PRC and therefore be subject to the 10% PRC income tax. Similarly, any gain realized on the transfer of our ADSs or ordinary shares by our non-PRC resident ADS holders may also be subject to the 10% PRC income tax if such gain is regarded as income derived from sources within the PRC.

Certain United States Federal Income Tax Consequences

The following summary describes certain United States federal income tax consequences to U.S. Holders (defined below) of the purchase, sale, and ownership of our ordinary shares or ADSs as of the date hereof. Except where noted, this summary deals only with ordinary shares and ADSs held as capital assets. As used herein, the term

“U.S. Holder” means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

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

This summary does not represent a detailed description of all of the United States federal income tax consequences which may be applicable to you in light of your particular circumstances or if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a United States expatriate;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This summary does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

The United States Treasury has expressed concerns that parties to whom depositary shares are pre-released or intermediaries in the chain of ownership between the holder of a depositary share and the issuer of the security underlying the depositary share may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of depositary shares. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received on depositary shares by certain non-corporate U.S. holders. Accordingly, the analysis of the creditability of PRC taxes, if any, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by parties to whom ADSs are pre-released or intermediaries in the chain of ownership between the holder of an ADS and our company.

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

The following discussion assumes that we are not, and will not become a passive foreign investment company, or PFIC, for U.S. federal income tax purposes as discussed below.

Distributions on ADSs or Ordinary Shares

The gross amount of distributions on the ADSs or ordinary shares (including amounts withheld to reflect any PRC withholding taxes) will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income (including withheld taxes) will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to certain non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that depositary shares such as our ADSs (which are listed on the New York Stock Exchange), but not our ordinary shares, are treated as readily tradable on an established securities market in the United States for these purposes. Thus, while we believe that our ADSs currently should be considered readily tradeable for these purposes, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see “— People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, may be eligible for the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate U.S. Holders will not be eligible for the reduced rates of taxation applicable to any dividends received from us in taxable years beginning prior to January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Under the PRC tax law, if the dividends paid by us are deemed to be derived from sources within the PRC, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. Subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as income from sources outside the

United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You should consult your own tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of any distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the ADSs or ordinary shares (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by you on a subsequent disposition of the ADSs or ordinary shares), and the balance in excess of adjusted basis will be taxed as capital gain recognized on a sale or exchange. However, we do not expect to calculate earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed above).

Sale, Exchange or Other Disposition of ADSs or Ordinary Shares

You will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see “— People’s Republic of China Taxation”), we may also be treated as a PRC tax resident for purposes of the income tax treaty between the United States and the PRC. Under this treaty, if any PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, the gain may be treated as PRC-source income.

You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We believe that we were not a PFIC for our taxable year ending on December 31, 2008, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If, however, we are or become a PFIC, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We have filed this annual report, including exhibits, with the SEC. As allowed by the SEC, in Item 19 of this annual report, we incorporate by reference certain information we previously filed with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this annual report.

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

The SEC also maintains a website at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. Our annual report and some of the other information submitted by us to the SEC may be accessed through this web site.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

In accordance with NYSE Rule 203.01, we will post this annual report on our website www.yinglisolar.com. In addition, we will provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Most of our sales are currently denominated in Euros or U.S. dollars, while a substantial portion of our costs and expenses is denominated in Renminbi, Euros and U.S. dollars. Under relevant PRC regulations, we are required to convert the foreign currencies we receive into Renminbi within specified time periods and prior to disbursement.

Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign currency-denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar, Euro and Renminbi, affect our net profit margins and would result in foreign currency exchange gains and losses on our foreign currency denominated assets and liabilities. Our exposure to foreign exchange risk primarily relates to foreign currency exchange gains or losses resulting from timing differences between the signing of sales contracts or raw material supply contracts and the receipt of payment and the settlement or disbursement relating to these contracts. For example, the depreciation of the Euro against the Renminbi, such as in the fourth quarter of 2008 and the first quarter of 2009, has adversely affected and could continue to adversely affect our total net revenues.

As of December 31, 2008, we held an equivalent of RMB 2,216.0 million (US$324.8 million) in accounts receivable and prepayment to suppliers (excluding the non-current portion), of which an equivalent of RMB 899.6 million (US$131.9 million) were denominated in U.S. dollars and RMB 1,055.1 million (US$154.7 million) were denominated in Euro. As the substantial majority of our sales of our products and purchases of our raw materials are denominated in U.S. dollars and Euro, any significant fluctuations in the exchange rates between the Renminbi and the U.S. dollar and/or the Euro could have a material adverse effect on our results of operations. Moreover, we had significant monetary assets and liabilities denominated in U.S. dollars and Euro as of

December 31, 2008, which consisted mainly of accounts receivable, prepayment to suppliers and accounts payable. Fluctuations in foreign exchange rates could also have a material adverse effect on the value of these monetary assets and liabilities denominated in U.S. dollars and Euro. Generally, appreciation of Renminbi against U.S. dollars and Euro will result in foreign exchange losses for monetary assets denominated in U.S. dollars and Euro and foreign exchange gains for monetary liabilities denominated in U.S. dollars and Euro. Conversely, depreciation of Renminbi against U.S. dollars and Euro will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars and Euro and foreign exchange losses for monetary liabilities denominated in U.S. dollars and Euro.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi based on the foreign exchange rate on December 31, 2008 would result in our holding Renminbi equivalents of RMB 808.2 million (US$118.5 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2008. These amounts would represent net loss of RMB 91.4 million (US$13.3 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2008. Conversely, we estimate that a 10% depreciation of Renminbi would result in our holding Renminbi equivalents of RMB 987.8 million (US$144.8 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2008. These amounts would represent net income of RMB 88.2 million (US$12.9 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2008.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi based on the foreign exchange rate on December 31, 2008 would result in our holding Renminbi equivalents of RMB 933.6 million (US$136.8 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2008. These amounts would represent net loss of RMB 121.5 million (US$17.7 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2008. Conversely, we estimate that a 10% depreciation of Renminbi would result in our holding Renminbi equivalents of RMB 1,141.1 million (US$167.3 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2008. These amounts would represent net income of RMB 86.0 million (US$12.5 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2008.

Yingli Green Energy’s functional currency is U.S. dollars. Assets and liabilities of Yingli Green Energy are translated into our reporting currency, the Renminbi, using the exchange rate on the balance sheet date. Revenues and expenses are translated into our reporting currency, the Renminbi, at average rates prevailing during the year. The gains and losses resulting from the translation of financial statements of Yingli Green Energy are recognized as a separate component of accumulated other comprehensive income within shareholders’ equity. The functional currency of our PRC subsidiaries is the Renminbi. Tianwei Yingli translates transactions denominated in other currencies into Renminbi and recognizes any foreign currency exchange gains and losses in our statement of income.

Net foreign currency exchange loss was RMB 8.1 million in 2006 due to the adjustment of the exchange rate between the U.S. dollar and Renminbi, beginning in July 2005 when the PRC government began to allow the Renminbi to fluctuate within a narrow and managed band against a basket of foreign currencies. Net foreign currency exchange loss was RMB 32.7 million in 2007, primarily due to continued appreciation of Renminbi against the U.S. dollar, partially offset by sales denominated in Euro during this period as the Euro appreciated against Renminbi. Net foreign currency exchange loss was RMB 66.3 million (US$9.7 million) in 2008, primarily due to depreciation of the U.S. dollar and the Euro against the Renminbi, partially offset by a gain of RMB 106.9 million (US$15.7 million) from foreign currency forward contracts realized in the fourth quarter of 2008. In addition, we have entered into hedging and foreign currency forward arrangements to limit our exposure to foreign currency exchange risk. However, we will continue to be exposed to foreign currency exchange risk to the extent that our hedging and foreign currency forward arrangements do not cover all of our expected revenues denominated in foreign currencies. We cannot predict the effect of exchange rate fluctuations on our foreign exchange gains or losses in the future. We may continue to reduce the effect of such exposure through foreign currency forward or other similar arrangements, but because of the limited availability of such instruments in China, we cannot assure you that we will always find a hedging arrangement suitable to us, or that such derivative activities will be effective in managing our foreign exchange risk. The value of your investment in our company will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the dividends Tianwei Yingli may pay us in the future and the value of your investment in us, all of which may have a material adverse effect on the value of our ADSs.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest expenses incurred by our short-term and long-term borrowings and interest income generated by excess cash invested in demand deposits. Such interest-earning instruments carry a degree of interest rate risk. We have not used any derivative financial instruments to manage our interest rate risk exposure. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.

On December 11, 2007, we completed an offering of US$172.5 million principal amount zero coupon convertible senior notes due 2012. As of December 31, 2008, the principal amount of our zero coupon convertible senior notes due 2012 was approximately US$172.5 million. As the convertible senior notes carry a fixed return of 5.125% per annum to the investor if not converted, historical changes in market interest rates have not exposed us to material interest rate risks. The fair value of our zero coupon convertible senior notes due 2012 was US$89.7 million as of December 31, 2008, which was determined based upon quoted market prices and other pertinent information available to us. Since considerable judgment is required in interpreting market information, the fair value of the long-term debt is not necessarily indicative of the amount which could be realized in a current market exchange.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

On October 17, 2007, our board of directors adopted a shareholders rights plan. Under this rights plan, one right was distributed with respect to each of our ordinary shares outstanding at the closing of business on October 26, 2007. These rights entitle the holders to purchase ordinary shares from us at half of the market price at the time of purchase in the event that a person or group obtains ownership of 15% or more of our ordinary shares (including by acquisition of the ADSs representing an ownership interest in the ordinary shares) or enters into an acquisition transaction without the approval of our board of directors. Under the terms of the shareholder rights plan, subject to certain conditions and exceptions, a “Yingli Power Entity”, which refers to Yingli Power or any of its affiliates, may hold ownership of 15% or more of our ordinary shares without entitling holders of the rights to purchase ordinary shares from us at half of the market price at the time of purchase. In June 2008, we amended the definition of “Yingli Power Entity” in our shareholder rights plan to include any pledgee, chargee or mortgagee of any ordinary shares held by Yingli Power or any transferee of such pledgee, chargee or mortgagee.

In February 2009, we entered into a supplemental agreement to the deposit agreement for the ADSs to provide for the distribution of certain information and other procedures in connection with our shareholder rights plan. In addition, the deposit agreement for the ADSs was amended in February 2009 to update the description of our reporting requirements under the Exchange Act.

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

The remaining net proceeds have been used for general corporate purposes, including funding our working capital needs.

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

We have used the net proceeds received from our convertible note offering as follows:

•	approximately US$120.0 million to make an equity contribution to our newly formed subsidiary, Yingli China, in connection with our capacity expansion; and

•	the remaining amount for other general corporate purposes.

Item 15.	Controls and Procedures

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Commission, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2008 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2008 based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting as of December 31, 2008 has been audited by KPMG, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2008. KPMG’s report on the effectiveness of our internal control over financial reporting is included on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our Board of Directors has determined that Mr. Iain Ferguson Bruce qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. All of the members of our audit committee satisfy the “independence” requirements of the NYSE rules and Rule 10A-3(b)(1) under the Exchange Act.

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

	For the Year Ended December 31,
	2006	2007	2008
	(In thousands of	(In thousands of	(In thousands of	(In thousands of
	RMB)	RMB)	RMB)	US$)

Audit fees(1)	5,600	12,880	5,950	872
Audit-related fees(2)	—	1,990	4,390	643

(1)	Audit fees means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit-related fees” involve principally limited reviews performed on our consolidated financial statements. The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and our ADSs, each representing one ordinary share, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

•	Under the listing standards of the New York Stock Exchange, domestic companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, the nominating/corporate governance committee must develop and recommend to the board a set of corporate governance principles. We do not have a nominating/corporate governance committee, and the Companies Law of the Cayman Islands does not require companies incorporated in Cayman Islands to have a nominating/corporate governance committee. Currently, our board of directors performs the duties of the nominating/corporate governance committee and regularly reviews our corporate governance principles and practice.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

•	Reports of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2007 and 2008

•	Consolidated Statements of Income for the period from January 1, 2006 through September 4, 2006 of Baoding Tianwei Yingli New Energy Resources Co., Ltd. and its Subsidiary, and for the period from August 7, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008 of Yingli Green Energy Holding Company Limited and its Subsidiaries

•	Consolidated Statement of Owners’ Equity for the period from January 1, 2006 through September 4, 2006 of Baoding Tianwei Yingli New Energy Resources Co., Ltd. and its Subsidiary, and the Consolidated Statements of Shareholders’ Equity and Comprehensive Income for the period from August 7, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008 of Yingli Green Energy Holding Company Limited and its Subsidiaries

•	Consolidated Statements of Cash Flows for the period from January 1, 2006 through September 4, 2006 of Baoding Tianwei Yingli New Energy Resources Co., Ltd. and its Subsidiary, and for the period from August 7, 2006 through December 31, 2006 and the years ended December 31, 2007 and 2008 of Yingli Green Energy Holding Company Limited and its Subsidiaries

•	Notes to the Consolidated Financial Statements

Item 19.	Exhibits

Exhibit
Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of Yingli Green Energy Holding Company Limited (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
2.1	Form of Registrant’s American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.3	Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.4	Amendment No. 1 to Deposit Agreement among the Registrant, the depositary and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 99.A.2 from our Post-Effective Amendment No. 1 to our Form F-6 registration statement (File No. 333-142852), filed with the Commission on March 2, 2009)
2.5	Supplemental Agreement to Deposit Agreement among the Registrant, the depositary and all holders from time to time of American Depositary Receipts issued under the Deposit Agreement (incorporated by reference to Exhibit 99.A.2 from our Post-Effective Amendment No. 1 to our Form F-6 registration statement (File No. 333-142852), filed with the Commission on March 2, 2009)

Exhibit
Number	Description of Document

2.6	Series A Preferred Share Purchase Agreement, dated as of September 20, 2006, among the Registrant and Inspiration Partners Limited, Yingli Power Holding Company Ltd. and Liansheng Miao (incorporated by reference to Exhibit 4.4 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.7	Series A Preferred Shareholders Agreement, dated as of September 20, 2006, among the Registrant and Inspiration Partners Limited, Yingli Power Holding Company Ltd. and Liansheng Miao (incorporated by reference to Exhibit 4.5 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.8	Amendment Agreement, dated as of September 28, 2006, among the Registrant and the parties thereto, amending the Series A Preferred Shares Purchase Agreement and the Series A Preferred Shareholders Agreement (incorporated by reference to Exhibit 4.6 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.9	Ordinary Shares Purchase Warrant, dated as of September 28, 2006, issued to TB Management Ltd. (incorporated by reference to Exhibit 4.7 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.10	Trust Deed, dated as of November 13, 2006, between the Registrant and DB Trustees (Hong Kong) Limited, as trustee (incorporated by reference to Exhibit 4.8 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.11	Subscription Agreement, dated as of November 13, 2006, between the Registrant and Yingli Power Holding Company Ltd. (incorporated by reference to Exhibit 4.9 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.12	Amended and Restated Series B Preferred Share Purchase Agreement, dated as of December 15, 2006 by and among the Registrant, Yingli Power Holding Company Ltd., Liansheng Miao and the investors listed on Schedule I thereto (incorporated by reference to Exhibit 4.10 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.13	Second Amended and Restated Shareholders Agreement, dated as of December 15, 2006 by and among the Registrant, Liansheng Miao, Yingli Power Holding Company Ltd., Inspiration Partners Limited and the investors listed on Schedule I thereto (incorporated by reference to Exhibit 4.11 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.14	Warrant Side Letter, dated December 20, 2006, by and between the Registrant and Baytree Investments (Mauritius) Pte Ltd (incorporated by reference to Exhibit 4.12 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.15	Form of Ordinary Shares Purchase Warrant issued to certain Series B preferred shareholders (incorporated by reference to Exhibit 4.13 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.16	Ordinary Shares Purchase Warrant, dated as of December 29, 2006, issued to China Sunshine Investment Co., Ltd. (incorporated by reference to Exhibit 4.14 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.17	Amendment No. 1 to the Amended and Restated Series B Preferred Share Purchase Agreement and Warrant Side Letter, dated as of March 9, 2007, by and among the Registrant, Yingli Power Holding Company Ltd., Liansheng Miao and Baytree Investments (Mauritius) Pte Ltd (incorporated by reference to Exhibit 4.15 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.18	Agreement, dated May 21, 2007, among the Registrant, Yingli Power, Mr. Liansheng Miao and Baytree Investments (Mauritius) Pte Ltd (incorporated by reference to Exhibit 4.16 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.19	Trust Deed, dated January 19, 2007, between the Registrant and DBS Trustee Limited relating to the Registrant’s 2006 Stock Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 4.17 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

Exhibit
Number		Description of Document

2.20		Form of Indenture between the Registrant and Wilmington Trust Company, as trustee and securities agent (included on the Signature page) (incorporated by reference to Exhibit 4.18 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
2.21		Rights Agreement, dated as of October 17, 2007, between Yingli Green Energy Holding Company Limited and RBC Dexia Corporate Services Hong Kong Limited, as Rights Agent, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights as Exhibit B 20-F (incorporated by reference to Exhibit 4.1 from our 8-A registration statement (File No. 001-33469), as amended, initially filed with the Commission on October 17, 2007)
2.22		Amendment No. 1 to Rights Agreement, dated as of June 2, 2008, between Yingli Green Energy Holding Company Limited and RBC Dexia Corporate Services Hong Kong Limited, as Rights Agent (incorporated by reference to Exhibit 4.2 from our 8-A registration statement (File No. 001-33469), as amended, filed with the Commission on June 3, 2008)
2	.23*	Warrant Agreement, dated as of April 7, 2009, among Yingli Green Energy Holding Company Limited, Deutsche Bank AG, Hong Kong Branch, as warrant agent, and Deutsche Bank Luxemberg S.A. as warrant registrar
2.24		Indenture, dated November 28, 2008, between the Registrant and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 4.4 from our F-3 registration statement (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)
4.1		2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.2		Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.3		Joint Venture Contract of Baoding Tianwei Yingli New Energy Resources Co., Ltd., dated August 25, 2006, and Supplemental Contracts Nos. 1, 2, and 3 thereto, dated October 10, 2006, November 13, 2006 and December 18, 2006, respectively (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.4		Guarantee Contract, dated February 6, 2007, between Tianwei Baobian and Bank of Communications, Shijiazhuang Branch (incorporated by reference to Exhibit 10.7 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.5		Maximum Amount Guarantee Contract, dated December 20, 2006, between Baoding Tianwei Group Co., Ltd. (“Tianwei Group”) and Bank of China Limited, Baoding Yuhua Sub-branch (incorporated by reference to Exhibit 10.17 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4	.6*	Registrant’s US$20 million 10.0% Guaranteed Senior Secured Convertible Notes Due 2012, dated January 16, 2009
4	.7*	Indenture, dated January 16, 2009, among the Registrant, Yingli Power Holding Company Ltd. and Mr. Liansheng Miao as guarantors, Yingli Power Holding Company Ltd. as chargor and DB Trustees (Hong Kong) Limited as trustee
4	.8*	Supplemental Indenture, dated May 21, 2009, between the Registrant and DB Trustees (Hong Kong) Limited as trustee
4	.9*	Note Purchase Agreement, dated January 7, 2009, between the Registrant and Trustbridge Partners II, L.P. as purchaser
4	.10*	Share Purchase Agreement, dated January 7, 2009, between Grand Avenue Group Limited as seller and the Registrant as purchaser
4	.11*	Credit Agreement, dated January 24, 2009, between Gold Sun Day Limited as lender and Yingli Energy (China) Company Limited as borrower
4	.12*	Guarantee and Undertaking, dated January 24, 2009, by the Registrant
4	.13*	Share Mortgage, dated February 13, 2009, between Cyber Power Group Limited as mortgagor and Gold Sun Day limited as mortgagee

Exhibit
Number		Description of Document

4	.14*	Account Charge, dated February 13, 2009, between Cyber Power Group Limited as mortgagor and Gold Sun Day limited as mortgagee
4	.15*	Security Agreement, dated February 13, 2009, between Cyber Lighting Holding Company Limited as chargor and Gold Sun Day limited as chargee
4	.16*	Original Opco Equity Pledge dated February 13, 2009, between Cyber Power Group Limited as chargor, Fine Silicon Co., Ltd as company, and Gold Sun Day limited as chargee
4	.17*	Loan Agreement, dated December 22, 2008, between Yingli Energy (China) Company Limited as borrower and China Development Bank as lender
4	.18*	Agreement on Pledge of Receivables, dated December 22, 2008, between Yingli Energy (China) Company Limited as pledgor and China Development Bank as pledgee
4	.19*	Mortgage Agreement, dated December 22, 2008, between Yingli Energy (China) Company Limited as mortgagor and China Development Bank as mortgagee
4	.20*	Guarantee Agreement, dated December 22, 2008, between Baoding Tianwei Yingli New Energy Resources Co., Ltd. as guarantor and China Development Bank as guarantee
4	.21*	Loan Contract, dated April 16, 2009, between Baoding Tianwei Yingli New Energy Resources Co., Ltd. as borrower, and The Export-Import Bank of China as lender
4.22		Purchase and Sale Contract between Tianwei Yingli and Baoding Tianwei Fu Xing Aluminum Co., Ltd. (incorporated by reference to Exhibit 10.22 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4	.23*	Notice of Amendment or Cancellation of Contract, as amendment to the Solar Power Photovoltaic Modules Supply Contract, dated February 26, 2007, between Tianwei Yingli and Unitec Europa, S.A.
4	.24*	Notice of Amendment or Cancellation of Contract, as amendment to the Supply Agreement, dated as of November 9, 2006, between Acciona Energía S.A. and Tianwei Yingli
4.26		Supply Agreement, dated November 13, 2006, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.26		Supply Agreement, dated August 10, 2006, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.30 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.27		Purchase Agreement, dated April 10, 2007, between Sichuan Xinguang Silicon Science and Technology Co., Ltd. and Tianwei Yingli (incorporated by reference to Exhibit 10.31 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.28		Amendment No. 1 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.29		Sales and Purchase Contract, dated April 23, 2007, between Tianwei Yingli and Komex Inc. (incorporated by reference to Exhibit 10.34 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.30		Supplemental Contract No. 4 to the Joint Venture Contract of Baoding Tianwei Yingli New Energy Resources Co., Ltd., dated September 28, 2007 (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
4.31		Supply Agreement, dated July 4, 2007, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.36 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
4.32		Supply Agreement, dated September 5, 2007, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.37 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)

Exhibit
Number		Description of Document

4.33		Purchase Agreement, dated October 19, 2007, between Sichuan Xinguang Silicon Science and Technology Co., Ltd. and Tianwei Yingli and Supplemental Agreement to the Purchase Agreement, dated October 29, 2007, and Purchase Order for 182 Ton Silicon, dated July 5, 2007 (incorporated by reference to Exhibit 10.38 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
4.34		Sales contract, dated June 21, 2007, between Tianwei Yingli and Control y Montages Industriales CYMI S.A. (incorporated by reference to Exhibit 10.39 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
4	.35*	Second Supplemental Indenture, dated June 15, 2009, between the Registrant and DB Trustee (Hong Kong) Limited, as trustee
4.36		Supplemental Agreement, dated November 6, 2008, between Tianwei Yingli, as borrower, and the lenders and the agent thereunder, relating to the Term Facility Agreement, dated August 29, 2008, by and between the parties thereto, or the Tianwei Yingli Term Facility Agreement (incorporated by reference to Exhibit 10.1 from our F-3 registration statement (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)
4.37		Supplemental Deed, dated November 6, 2008, between the Registrant, as guarantor, and the lender and the agent under the Tianwei Yingli Term Facility Agreement, relating to the Corporate Guarantee, dated August 29, 2008, by and between the parties thereto (incorporated by reference to Exhibit 10.2 from our F-3 registration statement (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)
4.38		Master Agreement for Grant of Trade Finance and Letter of Guarantee Credit Line Facilities, dated October 27, 2008, between Tianwei Yingli and Export & Import Bank of China (incorporated by reference to Exhibit 10.3 from our F-3 registration statement (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)
4.39		Letter of Intent, dated November 26, 2008, by and among the Registrant, Yingli Energy (China) Company Limited, Grand Avenue Group Limited, Baoding Yingli Group Company Limited and Mr. Liansheng Miao (incorporated by reference to Exhibit 10.4 from our F-3 registration statement (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)
8	.1*	Subsidiaries of the Registrant
11.1		Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
12	.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12	.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13	.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15	.1*	Consent of Independent Registered Public Accounting Firm

*	Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

By:	/s/ Liansheng Miao
Name:     Liansheng Miao

Title:	Chairman and Chief Executive Officer

Date: June 15, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Yingli Green Energy Holding Company Limited:

We have audited the accompanying consolidated balance sheets of Yingli Green Energy Holding Company Limited and subsidiaries (the “Company”) as of December 31, 2007 and 2008 and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the period from August 7, 2006 (date of inception) through December 31, 2006 and for the years ended December 31, 2007 and 2008. We have also audited the consolidated statements of income, owners’ equity, and cash flows of Baoding Tianwei Yingli New Energy Resources Co., Ltd. and subsidiary (the “Predecessor”) for the period from January 1, 2006 through September 4, 2006. These consolidated financial statements are the responsibility of the Company’s and the Predecessor’s respective management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yingli Green Energy Holding Company Limited and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for the period from August 7, 2006 (date of inception) through December 31, 2006 and for the years ended December 31, 2007 and 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the consolidated financial statements of the Predecessor referred to above present fairly, in all material respects, the results of the Predecessor’s operations and its cash flows for the period from January 1, 2006 through September 4, 2006, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of December 31, 2008 and for the year ended December 31, 2008 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, such consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(e) to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Yingli Green Energy Holding Company Limited’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 15, 2009 expressed an unqualified opinion on the effectiveness of the Yingli Green Energy Holding Company Limited’s internal control over financial reporting.

/s/ KPMG
Hong Kong, China

June 15, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Yingli Green Energy Holding Company Limited:

We have audited Yingli Green Energy Holding Company Limited’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Yingli Green Energy Holding Company Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Yingli Green Energy Holding Company Limited’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures many deteriorate.

In our opinion, Yingli Green Energy Holding Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balances sheets of Yingli Green Energy Holding Company Limited and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for the period from August 7, 2006 (date of inception) through December 31, 2006 and for the years ended December 31, 2007 and 2008 and the consolidated statements of income, owners’ equity, and cash flows of Baoding Tianwei Yingli New Energy Resources Co., Ltd. and subsidiary for the period from January 1, 2006 through September 4, 2006, and our report dated June 15, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
Hong Kong, China

June 15, 2009

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets
(Amounts in thousands, except share and per share data)

	December 31, 2007	December 31, 2008
	RMB	RMB	US$
	(Amounts in thousands, except share and
	per share data)

ASSETS
Current assets:
Cash	961,077	1,108,914	162,538
Restricted cash	7,164	109,234	16,011
Accounts receivable, net	1,240,844	1,441,949	211,352
Accounts receivable from related parties	4,024	23,024	3,375
Inventories	1,261,207	2,040,731	299,118
Prepayments to suppliers	1,056,776	774,014	113,450
Prepayments to related party suppliers	373,876	50,128	7,347
Value-added tax recoverable	136,383	461,585	67,656
Prepaid expenses and other current assets	28,626	40,532	5,942
Other amounts due from related parties	4,248	4,059	595
Deferred income taxes	—	7,850	1,150

Total current assets	5,074,225	6,062,020	888,534

Long-term prepayments to suppliers	637,270	674,164	98,815
Property, plant and equipment, net	1,479,829	3,385,682	496,252
Land use rights	54,972	63,022	9,237
Intangible assets, net	331,328	392,763	57,569
Goodwill	27,856	273,666	40,112
Investments in and advances to affiliates	20,731	21,557	3,160
Acquisition deposit	—	170,980	25,062
Debt issuance cost	32,685	24,372	3,572
Deferred income taxes	—	457	67

Total assets	7,658,896	11,068,683	1,622,380

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term bank debt	1,261,275	2,044,200	299,626
Accounts payable	158,077	628,903	92,181
Income taxes payable	—	2,108	309
Other current liabilities and accrued expenses	56,777	73,498	10,773
Accrued warranty cost	4,248	8,957	1,313
Advances from customers	22,147	51,933	7,612
Dividend payable	10,956	10,956	1,606
Amounts due to related parties	6,097	8,864	1,299

Total current liabilities	1,519,577	2,829,419	414,719

Deferred income taxes	41,419	59,300	8,693
Convertible senior notes	1,262,734	1,241,908	182,031
Long-term bank debt, excluding current portion	—	662,956	97,172
Accrued warrant cost, excluding current portion	56,532	114,692	16,811
Other liabilities	22,010	14,346	2,102

Total liabilities	2,902,272	4,922,621	721,528

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets — (Continued)
(Amounts in thousands, except share and per share data)

	December 31, 2007	December 31, 2008
	RMB	RMB	US$
	(Amounts in thousands, except share and
	per share data)

Minority interests	754,799	1,395,151	204,493
Shareholders’ equity:
Ordinary shares —
Par value: US$0.01
Authorized shares: 1,000,000,000
Issued and outstanding shares:
126,923,609 and 127,447,821 as of December 31, 2007 and 2008, respectively	9,884	9,922	1,454
Additional paid-in capital	3,620,827	3,681,342	539,588
Accumulated other comprehensive income	12,197	33,966	4,979
Retained earnings	358,917	1,025,681	150,338

Total shareholders’ equity	4,001,825	4,750,911	696,359

Commitments and contingencies	—	—	—

Total liabilities, minority interests and shareholders’ equity	7,658,896	11,068,683	1,622,380

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY (“Predecessor”)

Consolidated Statements of Income
(Amounts in thousands, except per share data)

	Predecessor
	From	August 7, 2006
	January 1,	(Date of
	2006 to	Inception) to
	September 4,	December 31,	Year Ended December 31,
	2006	2006	2007	2008
	RMB	RMB	RMB	RMB	US$
Net revenues
Sales of PV modules	856,499	674,086	4,015,788	7,445,790	1,091,358
Sales of PV systems	905	14,322	1,952	27,584	4,043
Other revenues	26,584	66,385	41,583	79,641	11,673

Total net revenues	883,988	754,793	4,059,323	7,553,015	1,107,074
Cost of revenues
Cost of PV modules sales	586,196	514,176	3,055,474	5,851,212	857,634
Cost of PV systems sales	1,012	9,927	1,493	19,241	2,820
Cost of other revenues	24,428	50,744	45,516	52,953	7,762

Total cost of revenues	611,636	574,847	3,102,483	5,923,406	868,216

Gross profit	272,352	179,946	956,840	1,629,609	238,858
Selling expenses	9,590	5,869	109,939	157,288	23,054
General and administrative expenses	24,466	22,318	149,813	261,772	38,369
Research and development expenses	3,665	19,471	17,545	57,249	8,391

Total operating expenses	37,721	47,658	277,297	476,309	69,814

Income from operations	234,631	132,288	679,543	1,153,300	169,044

Other income (expense)
Equity in losses of affiliates, net	(609)	(216)	(1,109)	(2,174)	(319)
Interest expense	(22,441)	(25,789)	(64,834)	(149,193)	(21,868)
Interest income	518	588	13,622	12,739	1,867
Foreign currency exchange losses, net	(3,406)	(4,693)	(32,662)	(66,286)	(9,716)
Loss on debt extinguishment	—	(3,908)	—	—	—
Other income	—	—	—	6,090	893

Earnings before income taxes and minority interest	208,693	98,270	594,560	954,476	139,901
Income tax benefit (expense)	(22,546)	(22,968)	(12,928)	5,588	819

Earnings before minority interests	186,147	75,302	581,632	960,064	140,720
Minority interests	76	(45,285)	(192,612)	(293,300)	(42,990)

Net income	186,223	30,017	389,020	666,764	97,730

Accretion of Series A and Series B redeemable convertible preferred shares to redemption value		(6,969)	(53,151)	—	—

Net income applicable to ordinary shareholders		23,048	335,869	666,764	97,730

Basic earnings per share applicable to ordinary shareholders		0.36	3.00	5.23	0.77

Diluted earnings per share		0.36	2.89	5.15	0.75

See accompanying notes to consolidated financial statements.

BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Consolidated Statement of Owners’ Equity
For the period January 1, 2006 to September 4, 2006
(Amounts in thousands)

	Predecessor
	Registered	Subscription		Statutory	Retained
	Capital	Receivable	Capital Surplus	Reserves	Earnings	Total
	RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2006	75,000	(5,000)	—	14,377	52,212	136,589
Net income	—	—	—	—	186,223	186,223
Owner’s equity recapitalization	25,000	—	7,466	—	(43,422)	(10,956)
Dividend declared	—	5,000	—	—	(5,000)	—

Balance as of September 4, 2006	100,000	—	7,466	14,377	190,013	311,856

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income
For the period August 7, 2006 (date of inception) to December 31, 2006 and the years ended December 31, 2007 and 2008
(Amounts in thousands, except share data)

	Ordinary Shares		Additional	Accumulated Other
	Numbers of		Paid-in	Comprehensive	Retained		Comprehensive
	Shares	Amount	Capital	Income	Earnings	Total	Income
		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of August 7, 2006	—	—	—	—	—	—
Net income	—	—	—	—	30,017	30,017	30,017
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	5,395	—	5,395	5,395

Comprehensive income							35,412

Issuance of ordinary shares to a shareholder	59,800,000	4,745	16	—	—	4,761
Shareholder’s contribution of Tianwei Yingli’s net assets	—	—	157,608	—	—	157,608
Cash paid to Yingli Group for transfer of Tianwei Yingli	—	—	(134,574)	—	—	(134,574)
Issuance of ordinary share warrants in connection with issuance of Series A redeemable convertible preferred shares	—	—	1,671	—	—	1,671
Issuance of ordinary share warrants in connection with issuance of Series B redeemable convertible preferred shares	—	—	6,651	—	—	6,651
Issuance of ordinary share warrant in connection with debt extinguishment	—	—	3,908	—	—	3,908
Accretion of Series A redeemable convertible preferred shares to redemption value	—	—	—	—	(3,750)	(3,750)
Accretion of Series B redeemable convertible preferred shares to redemption value	—	—	—	—	(3,219)	(3,219)
Share-based compensation	—	—	62	—	—	62

Balance as of December 31, 2006	59,800,000	4,745	35,342	5,395	23,048	68,530

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income — (Continued)
For the period August 7, 2006 (date of inception) to December 31, 2006 and the years ended December 31, 2007 and 2008
(Amounts in thousands, except share data)

	Ordinary			Accumulated
	Share		Additional	Other
	Numbers		Paid-in	Comprehensive	Retained		Comprehensive
	of Shares	Amount	Capital	Income	Earnings	Total	Income
		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2007	59,800,000	4,745	35,342	5,395	23,048	68,530
Net income	—	—	—	—	389,020	389,020	389,020
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	6,802	—	6,802	6,802

Comprehensive income							395,822

Issuance of warrants in connection with issuance of Series B redeemable convertible preferred shares	—	—	343	—	—	343
Issuance of warrants in connection with release of escrow arrangement	—	—	5,849	—	—	5,849
Accretion of Series A redeemable convertible preferred shares to redemption value	—	—	—	—	(6,414)	(6,414)
Accretion of Series B redeemable convertible preferred shares to redemption value	—	—	—	—	(46,737)	(46,737)
Issuance of ordinary shares upon initial public offering (“IPO”), net of expenses of RMB 227,332	26,550,000	2,035	2,009,371	—	—	2,011,406
Issuance of ordinary shares in connection with the exercise of warrants	2,747,063	212	88,311	—	—	88,523
Conversion of Series A and B redeemable convertible preferred shares to ordinary shares	32,486,458	2,485	1,075,397	—	—	1,077,882
Conversion of mandatory convertible bonds	5,340,088	407	378,500	—	—	378,907
Share-based compensation	—	—	27,714	—	—	27,714

Balance as of December 31, 2007	126,923,609	9,884	3,620,827	12,197	358,917	4,001,825

Net income	—	—	—	—	666,764	666,764	666,764
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	21,769	—	21,769	21,769

Comprehensive income							688,533

Issuance of ordinary shares upon vesting of restricted shares	524,212	38	(38)	—	—	—
Share-based compensation	—	—	60,553	—	—	60,553

Balance as of December 31, 2008	127,447,821	9,922	3,681,342	33,966	1,025,681	4,750,911

Balance as of December 31, 2008 — US$		1,454	539,588	4,979	150,338	696,359

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Consolidated Statements of Cash Flows
(Amounts in thousands)

	Predecessor
	From January 1,	August 7, 2006
	2006	(Date of Inception)
	to September 4,	to December 31,	Year Ended December 31,
	2006	2006	2007	2008
	RMB	RMB	RMB	RMB	US$
Cash flow from operating activities:
Net income	186,223	30,017	389,020	666,764	97,730
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	22,727	13,050	77,694	158,844	23,282
Amortization of intangible assets	285	2,245	43,362	56,345	8,259
Loss on disposal of property, plant and equipment	82	920	—	657	96
Bad debt expense (credit), net	533	—	647	(217)	(32)
Write-down of inventories to net realizable value	1,737	4,942	22,664	7,506	1,100
Minority interest	(76)	45,285	192,612	293,300	42,990
Equity in losses of affiliates, net	610	216	1,109	2,174	319
Land use rights expense	548	65	1,145	1,310	192
Loss on debt extinguishment	—	3,908	—	—	—
Amortization of bonds discount	—	2,555	8,010	—	—
Amortization of debt issuance cost	—	—	2,405	19,036	2,791
Share-based compensation	—	62	27,714	60,553	8,875
Deferred income tax expense (benefit)	(1,233)	1,360	12,928	(10,070)	(1,476)
Accreted interest on convertible senior notes	—	—	—	61,399	9,000
Foreign currency exchange gains, net	—	—	—	(33,783)	(4,952)
Changes in operating assets and liabilities excluding the effects of shareholder’s contribution of Tianwei Yingli’s net assets in 2006:
Restricted cash related to purchase of inventory and other operating activities	6,008	(7,243)	8,941	(25,389)	(3,721)
Accounts receivable, including related parties	(14,146)	(227,803)	(963,594)	(219,973)	(32,243)
Inventories	(484,159)	(4,588)	(343,400)	(87,275)	(12,793)
Prepayments to suppliers	(296,963)	(163,793)	(1,456,817)	(95,543)	(14,002)
Prepaid expenses and other current assets	(8,510)	(22,524)	16,758	(3,253)	(477)
Value-added tax recoverable	(16,767)	(22,359)	(93,173)	(325,202)	(47,666)
Amounts due from related parties, including prepayments to related party suppliers	(214)	(955)	(373,876)	(40,010)	(5,865)
Accounts payable	92,336	(38,135)	40,977	358,564	52,555
Other current liabilities and accrued expenses	26,641	(3,633)	12,848	16,639	2,438
Accrued warranty	8,659	7,013	40,094	62,869	9,215
Advances from customers	146,807	(61,043)	(91,491)	33,683	4,937
Other liabilities	—	—	29,021	(6,032)	(884)
Income taxes payable	22,854	(8,401)	(33,518)	2,108	309
Amounts due to other related parties	(650)	842	4,106	2,685	394

Net cash provided by (used in) operating activities	(306,668)	(447,997)	(2,423,814)	957,689	140,371

See accompanying notes to consolidated financial statement.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Consolidated Statements of Cash Flows — (Continued)
(Amounts in thousands)

	Predecessor
	From January 1,	August 7, 2006
	2006 to	(Date of Inception)
	September 4,	to December 31,	Year Ended December 31,
	2006	2006	2007	2008
	RMB	RMB	RMB	RMB	US$
Cash flows from investing activities
Purchase of property, plant and equipment	(85,530)	(169,298)	(974,070)	(1,950,295)	(285,862)
Restricted cash related to purchase of property, plant and equipment	—	—	—	(76,681)	(11,239)
Payments for land use rights	—	(46,097)	(2,254)	(9,360)	(1,372)
Proceeds from disposal of property, plant and equipment	124	—	—	—	—
Increase (release) of restricted cash related to Series B redeemable convertible preferred shares, mandatory redeemable bonds and mandatory convertible bonds	—	(305,675)	300,692	—	—
Acquisition of remaining equity interest in Chengdu Yingli	—	—	(720)	—	—
Investment in and advances to affiliates	(2,092)	(5,572)	(9,057)	(3,000)	(440)
Deposit paid for pending business acquisition	—	—	—	(170,865)	(25,044)
Loans made to related parties	(51,000)	(64,000)	(2,029)	(4,310)	(632)
Cash proceeds from repayment of loans made to related parties	—	123,847	—	2,250	330

Net cash used in investing activities	(138,498)	(466,795)	(687,438)	(2,212,261)	(324,259)

Cash flows from financing activities
Proceeds from short-term bank borrowings	741,303	692,442	3,114,284	5,213,899	764,222
Proceeds from long-term bank debt	—	—	—	718,378	105,295
Repayment of short-term bank borrowings	(185,891)	(1,271,609)	(2,108,295)	(4,444,922)	(651,509)
Payment for bank borrowings issuance costs	—	—	(2,868)	(21,781)	(3,193)
Proceeds from issuance of ordinary shares upon IPO, net of issuance cost of RMB 227,332	—	—	2,011,406	—	—
Proceeds from exercise of warrants	—	—	88,524	—	—
Proceeds from (repayment of) convertible loan	85,635	(85,635)	—	—	—
Proceeds from issuance of ordinary shares, net of nil issuance cost	—	4,761	—	—	—
Cash paid to Yingli Group for transfer of Tianwei Yingli	—	(134,574)	—	—	—
Cash assumed from the transfer of Tianwei Yingli	—	86,970	—	—	—
Contribution from (repayment to) minority interest shareholders	490	—	(490)	3,104	455

See accompanying notes to consolidated financial statement.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Consolidated Statements of Cash Flows — (Continued)
(Amounts in thousands)

	Predecessor	August 7, 2006
	From January 1,	(Date of Inception)
	2006 to September 4,	to December 31,	Year Ended December 31,
	2006	2006	2007	2008
	RMB	RMB	RMB	RMB	US$
Proceeds from issuance of Series A redeemable convertible preferred shares	—	134,187	—	—	—
Proceeds from issuance of Series B redeemable convertible preferred shares	—	887,547	34,804	—	—
Repayment of mandatory redeemable bonds	—	—	(269,016)	—	—
Proceeds from (repayment of) over-subscription of Series B redeemable convertible preferred shares	—	23,672	(23,672)	—	—
Proceeds from borrowings from related parties	20,900	20,322	63,928	6,206	909
Repayment of borrowings from related parties	(99,450)	(10,273)	(95,778)	(7,669)	(1,124)
Proceeds from issuance of convertible senior notes, net of issuance cost of RMB 41,726	—	—	1,218,318	—	—
Proceeds from issuance of mandatory redeemable bonds and mandatory convertible bonds	—	653,141	—	—	—
Proceeds from borrowings from third party non-financial services companies	5,000	—	77,000	—	—
Repayment of borrowings from third party non-financial services companies	(50,716)	(10,000)	(89,000)	—	—

Net cash provided by financing activities	517,271	990,951	4,019,145	1,467,215	215,055
Effect of foreign currency exchange rate changes on cash	—	2,296	(25,271)	(64,806)	(9,498)

Net increase in cash	72,105	78,455	882,622	147,837	21,669

Cash at beginning of period	14,865	—	78,455	961,077	140,869
Cash at end of period	86,970	78,455	961,077	1,108,914	162,538

See accompanying notes to consolidated financial statement.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Consolidated Statements of Cash Flows — (Continued)
(Amounts in thousands)

Supplemental disclosure of cash flow information:

	Predecessor
	From January 1,	August 7, 2006
	2006 to	(Date of Inception)
	September 4,	to December 31,	Year Ended December 31,
	2006	2006	2007	2008
	RMB	RMB	RMB	RMB	US$
Interest paid, net of capitalized interest	16,652	23,534	57,034	63,210	9,265
Income tax paid	925	30,009	33,518	2,374	348
Non-cash investing and financing transactions:
Advances to an affiliate by transferring of property, plant and equipment	1,656	—	—	—	—
Payables for purchase of property, plant and equipment	6,554	29,669	39,733	155,465	22,787
Payables for purchase of land use right	75,986		—	—	—
Offset of advances to Tibetan Yingli with amount payable to Tibetan Yingli	—	8,000	—	—	—
Settlement of subscription receivable through profit appropriation	5,000	—	—	—	—
Conversion of Series A and B redeemable convertible preferred shares	—	—	1,077,882	—	—
Conversion of mandatory convertible bonds to ordinary shares	—	—	378,907	—	—

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

(1)	Description of Business and Organization

(a)	Description of Business

Yingli Green Energy Holding Company Limited (“Yingli Green Energy” or the “Company”) and its subsidiaries are principally engaged in the design, development, marketing, manufacturing and installation and sale of photovoltaic (“PV”) products in the People’s Republic of China (“PRC”) and overseas markets.

(b)	Organization

Yingli Green Energy is incorporated in the Cayman Islands and was established on August 7, 2006, as part of a series of corporate reorganization activities (the “Reorganization”) in anticipation of the initial public offering (“IPO”) of the Company. In connection with the incorporation of Yingli Green Energy, Yingli Power Holding Company Limited (“Yingli Power”) subscribed for 50,000,000 of the Company’s ordinary shares at par value of US$0.01 per share and became the sole shareholder and parent company of Yingli Green Energy. Yingli Power’s sole shareholder is Mr. Liansheng Miao, the Company’s chairperson and chief executive officer. For the period from August 7, 2006 through September 4, 2006, the Company did not engage in any business or operations. On September 5, 2006, Baoding Yingli Group Co. Ltd. (“Yingli Group”) transferred its 51% equity interest in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”) to Yingli Green Energy in exchange for US$17,000 (RMB 134,600). At the time of the transfer, Yingli Group and Yingli Green Energy were under the common control of Mr. Liansheng Miao, who held a 100% beneficial interest in both Yingli Group and Yingli Green Energy. Therefore, the assets and liabilities of Tianwei Yingli were recorded by Yingli Green Energy based on Yingli Group’s adjusted basis of its 51% equity interest in Tianwei Yingli as of September 5, 2006 and the minority interest’s basis of the remaining 49% equity interest determined using the historical financial statement carrying amounts of the underlying assets and liabilities of Tianwei Yingli. The recorded amount of net assets of Tianwei Yingli, net of the cash consideration paid by Yingli Green Energy, of RMB 23,034 has been reflected as a shareholder’s contribution on September 5, 2006. On June 13, 2007, the Company completed its IPO and was listed on the New York Stock Exchange and offered 26,500,000 American Depositary Shares (“ADS”), representing 26,550,000 new ordinary shares, at an initial public offering price of US$11.00 per ADS.

Prior to August 9, 2006, Yingli Group held a 49% equity interest in Tianwei Yingli and Baoding Tianwei Baobian Electric Co., Ltd. (“Tianwei Baobian”), an unrelated entity, held the remaining 51% equity interest. On August 9, 2006, Tianwei Yingli declared dividends of RMB 21,716 and RMB 21,706, to Yingli Group and Tianwei Baobian, respectively. Yingli Group reinvested the entire dividend received in the form of a paid in capital contribution of RMB 14,250 and a capital surplus contribution of RMB 7,466. Tianwei Baobian reinvested RMB 10,750 of its dividend in the form of a paid in capital contribution. As a result of such dividend reinvestments, Tianwei Yingli’s registered capital increased from RMB 75,000 to RMB 100,000 and Yingli Group increased its equity interest in Tianwei Yingli, from 49% to a controlling 51%. Under the PRC laws and regulations, each equity holder’s equity ownership interest is measured based on the percentage of registered capital each investor has contributed.

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
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

Yingli Green Energy completed a series of additional equity contributions in the aggregate amount of RMB 3,275,220 into Tianwei Yingli, and as a result increased its equity ownership in Tianwei Yingli from 51% to 62.13% as of December 31, 2006, to 70.11% as of December 31, 2007 and then to 74.01% as of December 31, 2008.

(2)	Summary of Significant Accounting Policies and Significant Concentrations and Risks

(a)	Basis of Presentation

For financial statement reporting purposes, Tianwei Yingli is considered to be the predecessor (the “Predecessor”) of Yingli Green Energy. Therefore, the consolidated financial statements of Tianwei Yingli have been presented for the period January 1, 2006 to September 4, 2006, which is the date just prior to the transfer of the controlling equity interest in Tianwei Yingli from Yingli Group to Yingli Green Energy. The consolidated financial statements of Yingli Green Energy are presented as of December 31, 2007 and 2008, for the period August 7, 2006 (date of inception) to December 31, 2006 and for the years ended December 31, 2007 and 2008.

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

The consolidated financial statements of Yingli Green Energy include Yingli Green Energy and its subsidiaries. The consolidated financial statements of the Predecessor include Tianwei Yingli and its subsidiary. For consolidated subsidiaries where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Company is shown as minority interest. All significant inter-company balances and transactions have been eliminated upon consolidation.

(c)	Significant Concentrations and Risks

Revenue concentrations

The Company’s business depends substantially on government incentives given to its customers. In many countries in which the Company sells its products, the market of the Company’s products would not be commercially viable on a sustainable basis without government incentives. This is largely in part caused by the cost of generating electricity from solar power currently exceeding and that is expected to continue to exceed the costs of generating electricity from conventional energy sources. The Company generated approximately 91%, 91%, 96% and 93% of its total net revenues for the period January 1, 2006 to September 4, 2006, the period August 7, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008, respectively, from sales to customers in countries with known government incentive programs for the use of solar products. A significant reduction in the scope or discontinuation of government incentive programs would have a materially adverse effect on the demand of the Company’s products.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

A significant portion of the Company’s net revenues are from customers located in Germany and Spain. Revenues from customers located in Germany and Spain are as follows:

	Predecessor
	From		August 7,
	January 1,		2006 (Date
	2006 to		of Inception)		Year Ended
	September 4,	% of Net	to December 31,	% of Net	December 31,	% of Net	Year Ended		% of Net
	2006	Revenue	2006	Revenue	2007	Revenue	December 31, 2008		Revenue
	RMB		RMB		RMB		RMB	US$
Germany	602,786	68%	406,889	54%	889,036	22%	3,118,713	457,122	41%
Spain	78,595	9%	157,474	20%	2,606,125	64%	3,041,767	445,844	40%

Total	681,381	77%	564,363	74%	3,495,161	86%	6,160,480	902,966	81%

As the Company derived significant revenue from sales outside of the PRC, the Company’s financial performance could be affected by events such as changes in foreign currency exchange rates, trade protection measures and changes in regional or worldwide economic or political conditions.

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

Sales to the major customers, which individually exceeded 10% of the Company’s net revenue, are as follows:

		Predecessor		August 7,
		From		2006
		January 1,		(Date of
		2006 to		Inception) to		Year Ended
		September 4,	% of Net	December 31,	% of Net	December 31,	% of Net	Year Ended		% of Net
	Location	2006	Revenue	2006	Revenue	2007	Revenue	December 31, 2008		Revenue
		RMB		RMB		RMB		RMB	US$
Customer A	Germany	78,071	9%	218,831	29%	208,587	5%	138,391	20,284	2%
Customer B	Germany	60,539	7%	95,745	13%	—	0%	—	—	0%
Customer C	Germany	—	0%	—	0%	32,347	1%	878,244	128,728	12%
Customer D	Spain	55,805	6%	128,681	17%	545,567	14%	201,587	29,547	3%
Customer E	Spain	—	0%	—	0%	793,065	20%	376,742	55,221	5%
Customer F	Spain	—	0%	—	0%	497,438	12%	593,578	87,003	8%

Total		194,415	22%	443,257	59%	2,077,004	52%	2,188,542	320,783	30%

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

Accounts receivable from the above customers are as follows:

		December 31,
	Location	2007	2008
		RMB	RMB	US$

Customer A	Germany	72,092	19	3
Customer B	Germany	—	—	—
Customer C	Germany	—	207,853	30,465
Customer D	Spain	130,840	188,737	27,664
Customer E	Spain	335	—	—
Customer F	Spain	380,808	—	—

Total		584,075	396,609	58,132

Accounts receivable concentrations

A significant portion of the Company’s outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2007 and 2008, accounts receivable with individual customers in excess of 10% of total accounts receivable accounted for approximately 77.6% and 71.7%, respectively, of total outstanding accounts receivable. The Company is exposed to the credit risk of these customers, some of which are new customers with whom the Company has not had extensive business dealings historically. The failure of any of these customers to meet their payment obligations could have a material adverse effect on its business and results of operations.

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

In order to secure a stable supply of polysilicon and other raw materials, the Company makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers (excluding related party suppliers) and long-term prepayments to suppliers in the Company’s consolidated balance sheets and amounted to RMB 1,694,046 and RMB 1,448,178 (US$212,265) as of December 31, 2007 and 2008, respectively. The Company makes the prepayments without receiving collateral for such payments. As a result, the Company’s claims for such prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of the

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

suppliers. As of December 31, 2007 and December 31, 2008, advances made to individual suppliers in excess of 10% of total prepayments to suppliers are as follows:

		December 31,
	Location	2007	2008
		RMB	RMB	US$

Supplier A	United States of America	605,348	24,668	3,616
Supplier B	United States of America	—	156,164	22,890
Supplier C	South Korea	—	309,735	45,399
Supplier D	Germany	637,270	596,373	87,413

Total		1,242,618	1,086,940	159,318

The Company obtains some equipment used in its manufacturing process from a small number of selected equipment suppliers. In addition, some equipment has been customized based on the Company’s specifications, is not readily available from multiple vendors and would be difficult to repair or replace. If any of these suppliers were to experience financial difficulties or go out of business, the Company may have difficulties in repairing or replacing its equipment in the event of any damage to or a breakdown of the Company’s ingot casting or manufacturing equipment. The Company’s ability to deliver products timely would suffer, which in turn could result in order cancellations and loss of revenue. A supplier’s failure to deliver the equipment in a timely manner with adequate quality and on terms acceptable to the Company could delay its capacity expansion of manufacturing facilities and otherwise disrupt its production schedule or increase its costs of production. The Company also made deposits of RMB 186,282 and RMB 216,164 (US$31,684) as of December 31, 2007 and 2008, respectively, for the purchase of equipment without receiving collateral for such payments. As a result, the Company’s claims for such payments would rank only as an unsecured claim, which exposes the Company to the credit risks of the equipment suppliers.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

Concentrations of cash balances held at financial institutions

Cash balances include:

	December 31, 2007		December 31, 2008
	Original	RMB	Original	RMB
	Currency	Equivalents	Currency	Equivalents

Cash held by financial institutions located in:
PRC:
-RMB	59,022	59,022	551,130	551,130
-US$	13,778	100,762	45,423	310,450
-EURO	110	1,317	3,702	35,757
Hong Kong Special Administrative Region (the “HK SAR”):
-US$	109,212	797,753	25,425	173,772
Europe:
-US$	—	—	2,475	16,914
-EURO	142	1,511	2,039	19,695

Total cash held by financial institutions		960,365		1,107,718

Restricted cash held by financial institutions located in the PRC:
-RMB	6,914	6,914	92,719	92,719
-US$	34	250	33	229
-EURO	—	—	1,686	16,287

Total restricted cash		7,164		109,234

Cash balances held at financial institutions located in HK SAR are insured, whereas cash balances held at financial institutions located in the PRC are uninsured. Management believes that these financial institutions are of high credit quality. As of December 31, 2008, there were cash balances at three PRC individual financial institutions that each held cash balances in excess of 10% of the Company’s total cash balances, which collectively accounted for approximately 54.8% of the Company’s total cash balances. As of December 31, 2007, no PRC individual financial institution that held cash balances in excess of 10% of the Company’s total cash balances.

(d)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities as well as with respect to the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the allocation of the purchase price for the Company’s acquisitions of minority interest in Tianwei Yingli, the estimated useful lives of property, plant and equipment and intangibles with definite lives, recoverability of the carrying values of property, plant and equipment, goodwill and intangible assets, the fair value of share-based payments, allowances for doubtful receivables, realizable value of

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

inventories and deferred income tax assets, the fair value of financial and equity instruments and warranty obligations. Actual results could differ from estimates.

(e)	Foreign Currency

The Company’s reporting currency is the Renminbi (“RMB”). The functional currency of Yingli Green Energy is the U.S. dollar (“US$”), since US$ is the currency in which Yingli Green Energy primarily generates and expends cash. The functional currency of the subsidiaries in Germany is the Euro, the legal currency of the member states of the European Union, as the Euro is the primary economic environment in which these entities operate. The functional currency of the subsidiaries in the PRC is the RMB as the PRC is the primary economic environment in which these entities operate. Since the RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for foreign exchange transactions are the rates of exchange quoted by the PBOC.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet date. The resulting exchange differences are recorded in “foreign currency exchange losses, net” in the consolidated statements of income. Transaction gains and losses resulting from intercompany foreign currency transactions that are of a long-term investment nature are treated in the same manner as translation adjustments and therefore excluded from the determination of net income.

Yingli Green Energy’s assets and liabilities are translated from the functional currency of U.S. dollar to the reporting currency of RMB using the exchange rate at each balance sheet date. Revenues, if any, and expenses are translated into RMB at average rates prevailing during the period. Gains and losses resulting from such translation are recorded as a separate component of accumulated other comprehensive income within shareholders’ equity.

For the convenience of readers, certain 2008 RMB amounts included in the accompanying consolidated financial statements have been translated into U.S. dollars at the rate of US$1.00 = RMB 6.8225, being the noon buy rate for U.S. dollars in effect on December 31, 2008 in the city of New York for cable transfer in RMB per U.S. dollar as certified for custom purposes by the Federal Reserve Bank. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2008, or at any other date.

(f)	Cash and Restricted Cash

Cash consists of cash on hand, cash in bank accounts, and interest bearing savings accounts.

Restricted cash of RMB 7,164 and RMB 109,234 (US$16,011) as of December 31, 2007 and 2008, respectively, represents bank deposits for securing letters of credit and letters of guarantee granted to the Company, primarily for the purchase of inventory and equipment. Such letters of credit and letters of guarantee expire within one year.

(g)	Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts and aging

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

data. Judgments are made with respect to the collectibility of accounts receivable balances based on historical collection experience, customer specific facts and current economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

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

Advance payments for the future delivery of raw materials are made based on written purchase orders detailing product, quantity, pricing and are classified as “prepayments to suppliers” in the consolidated balance sheets. The Company’s supply contracts grant the Company the right to inspect products prior to acceptance. The balance of the “prepayments to suppliers” is reduced and reclassified to “inventories” when inventory is received and passes quality inspection. Such reclassifications of RMB 70,679, RMB 152,431, RMB 128,726 and RMB 699,754 (US$102,566) for the period January 1, 2006 to September 4, 2006, the period August 7, 2006 to December 31, 2006, the years ended December 31, 2007 and December 31, 2008, respectively, are not reflected as cash outflows from operating activities. Prepayments to suppliers expected to be utilized within twelve months as of each balance sheet date are recorded as current “prepayments to suppliers” in the consolidated balance sheets. As of December 31, 2007 and 2008, prepayments to suppliers of RMB 637,270 and RMB 674,164 (US$98,815), respectively, representing the portion expected to be utilized after twelve months have been classified as “long-term prepayments suppliers” in the consolidated balance sheets and relate to prepayments to suppliers for long-term supply agreements with deliveries scheduled to commence beyond the next twelve months at each respective balance sheet date.

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

Buildings	30 years
Machinery and equipment	4-10 years
Furniture and fixtures	3-5 years
Motor vehicles	8-10 years

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
(Amounts in thousands, except share and per share data)

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

Long-term supplier agreements relate to polysilicon supply agreements with delivery periods of 3-9 years commencing in 2009 and will be amortized over the delivery period.

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

Goodwill and intangible assets that are not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. For intangible assets that are not subject to amortization, an impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. For goodwill, the impairment determination is made at the reporting unit level and consists of two steps. In the first step, management determines the fair value of a reporting unit and compares it to its carrying amount, including goodwill. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company performs its annual impairment review of goodwill at December 31. No impairment loss was recorded for the periods presented.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(k)	Land Use Rights

Land use rights represent the cost of rights to use land in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of the rights of 45-50 years.

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

The Company recognizes a loss when there is a loss in value of an equity method investment which is other than a temporary decline. The process of assessing and determining whether an impairment on a particular equity investment is other than temporary requires a significant amount of judgment. To determine whether an impairment is other-than-temporary, management considers whether the Company has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to year-end, and forecasted performance of the investee. Based on management’s evaluation, there was no impairment charges related to its investments in an affiliates for any of the periods presented.

(m)	Statutory Reserves

In accordance with the relevant laws and regulations of the PRC, PRC enterprises are required to transfer 10% of their after tax profit, as determined in accordance with PRC accounting standard and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the enterprise. The transfer to this general reserve fund must be made before distribution of dividends can be made. As of December 31, 2007 and 2008, the PRC subsidiaries of the Company had appropriated RMB 74,752 and RMB 144,992, respectively, to the general reserve fund, which is restricted from being distributed to the Company.

(n)	Derivative Financial Instruments

The Company accounts for derivatives and hedging activities in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities” (“SFAS No. 133”), as amended, which requires entities to recognize all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. Changes in the fair value are recognized in earnings.

In September 2008, the Company entered into several foreign currency forward contracts. These foreign currency forward contracts were initially recognized in the balance sheet at fair value. In November and December 2008, the Company settled all of its foreign currency forward contracts and recognized a gain of RMB 106,948, which is included in “foreign currency exchange losses, net” in the consolidated statement of income for the year ended December 31, 2008.

(o)	Share-based Payment

The Company applies SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123R”) for share-based payments. Under SFAS No. 123R, the Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the costs over the

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

period the employee is required to provide service in exchange for the award, which generally is the vesting period. For equity instrument issued to non-employee vendors, the Company applied Emerging Issues Task Force (“EITF”) Issue No. 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services” under the fair value method.

(p)	Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred or the service has been rendered, the fee is fixed or determinable and collectibility is reasonably assured. These criteria as they relate to the sale of the Company’s products or services are as follows:

For sales of PV modules to foreign customers, delivery of the products occurs at the point in time the product is delivered to the named port of shipment, which is when the risks and rewards of ownership are transferred to the customer. For sales of PV modules to domestic customers, delivery of the product occurs at the point in time the product is received by the customer, which is when the risks and rewards of ownership have been transferred. Delivery is evidenced by a signed customer acceptance form.

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

Other revenue consists primarily of the sale of raw materials. Delivery for the sale of raw materials occurs at the point in time the product is delivered to the customer, which is when the risks and rewards of ownership have been transferred. Delivery is evidenced by a signed customer acceptance form.

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

In the PRC, value added tax (“VAT”) at a general rate of 17% on invoice amount is collected on behalf of tax authorities in respect of the sales of product and services and is not recorded as revenue. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability until it is paid to the tax authorities. Prior to September 5, 2006, Tianwei Yingli and its subsidiary, Chengdu Yingli were subject to city construction tax and education surcharge at rates of 7% and 4%, respectively, of net value added tax payable. Commencing on September 5, 2006, as a result of Tianwei Yingli’s change in tax status to a foreign invested enterprise, Tianwei Yingli is no longer subject to the city construction tax and education surcharge. Chengdu Yingli, as a PRC domestic company, continues to be subject to such tax and surcharge. In the accompanying consolidated statements of income, city construction tax and education surcharge of RMB 11,358, RMB 4, RMB 6 and nil are deducted to arrive at net revenues for the period January 1, 2006 to September 4, 2006, the period August 7, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008, respectively.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(q)	Research and Development and Government Grant

Research and development costs are expensed as incurred.

The Company is a party to research grant contracts with the PRC government under which the Company receives funds in advance for specified costs incurred in certain research projects. The Company records such amounts as a reduction to research and development expenses when the related research and development costs are incurred. The Company has recorded grant proceeds of RMB 600, RMB 400, RMB 400 and RMB 3,675 (US$539) as a reduction to research and development expenses during the period January 1, 2006 to September 4, 2006, the period August 7, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008, respectively.

(r)	Employee Benefits Plans

Pursuant to the relevant PRC regulations, the Company is required to make contributions for each employee at a rate of 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement program organized by the local Social Security Bureau. In addition, the Company is also required to make contributions for each employee at a rate of 7.5%, 2% and 6.6% of standard salary base for medical insurance benefits, unemployment and other statutory benefits, respectively. Total amount of contributions for the period January 1, 2006 to September 4, 2006, the period August 7, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008 was RMB 1,037, RMB 620, RMB 5,231 and RMB 15,051 (US$2,206), respectively.

(s)	Warranty Cost

The Company’s PV modules are typically sold with a two or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. As a result, the Company bears the risk of warranty claims long after the Company has sold its products and recognized revenues. The Company has sold PV modules only since January 2003, and none of the Company’s PV modules has been in use for more than six years. In connection with the Company’s PV system sales in the PRC, the Company provides a one- to five- year warranty against defects in the Company’s modules, storage batteries, controllers and inverters. The Company performs industry-standard testing to test the quality, durability and safety of the Company’s products. As a result of such tests, management believes the quality, durability and safety of its products are within industry norms. Management’s estimate of the amount of its warranty obligation is based on the results of these tests and consideration given to the warranty accrual practice of other companies in the same business. Consequently, the Company accrues the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of its warranty obligations.

Actual warranty costs are charged against the accrued warranty liability. To the extent that actual warranty costs differ significantly from estimates, the Company will revise its warranty provisions accordingly.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

Changes in the carrying amount of accrued warranty liability are as follows:

	Predecessor	August 7, 2006
	From January 1,	(Date of Inception)
	2006 to September 4,	to December 31,	Year Ended December 31,
	2006	2006	2007	2008
	RMB	RMB	RMB	RMB	US$
Beginning balance	5,014	—	20,686	60,780	8,909
Transfer of Tianwei Yingli to the Company	—	13,673	—	—	—
Warranty expense	8,659	7,013	40,094	74,036	10,852
Warranty costs incurred or claimed	—	—	—	(11,167)	(1,637)

Total accrued warranty cost	13,673	20,686	60,780	123,649	18,124

Less accrued warranty cost, current portion	859	1,447	4,248	8,957	1,313

Accrued warranty cost, excluding current portion	12,814	19,239	56,532	114,692	16,811

(t)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of income in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109” (“FIN 48”). On January 1, 2007, the Company adopted FIN 48, which clarifies the accounting for uncertain tax positions. This interpretation requires that an entity recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The adoption of FIN 48 on January 1, 2007 did not have any effect on the Company’s consolidated financial statements. The Company’s accounting policy is to accrue interest and penalties related to uncertain tax positions, if and when required, as interest expense and a component of general and administrative expenses, respectively, in the consolidated statements of income.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(u)	Commitments and Contingencies

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

(v)	Segment Reporting

The Company uses the management approach in determining reportable operating segments. The management approach consider the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining the Company’s reportable segments. Management has determined that the Company has one reportable segment, as that term is defined by SFAS No. 131 “Disclosure about Segments of an Enterprise and Related Information”.

(w)	Earnings Per Share

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

Tianwei Yingli is not a share-based company and had no outstanding shares for the period presented, and therefore, no earnings per share data for Tianwei Yingli have been presented.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(x)	Fair Value Measurements

On January 1, 2008, the Company adopted the provisions SFAS No. 157, “Fair Value Measurements”, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (Note 6). FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157” delays the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. In accordance with FSP FAS 157-2, the Company has not applied the provisions of Statement 157 to the intangible assets acquired in business combinations during 2008 (Note 19(b) ) that have been recognized or disclosed at fair value for the year ended December 31, 2008.

On January 1, 2009, the Company will be required to apply the provisions of Statement 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Management is in the process of evaluating the impact, if any, of applying these provisions on its financial position and results of operations.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”, which was effective immediately. FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. Management has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.

In April 2009, the FASB issued Staff Position FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. FSP FAS No. 157-4 relates to determining fair values when there is no active market or where the price inputs being used represent distressed sales. It reaffirms what SFAS No. 157 states is the objective of fair value measurement — to reflect how much an asset would be sold for in an orderly transaction (as opposed to a distressed or forced transaction) at the date of the financial statements under current market conditions. Specifically, it reaffirms the need to use judgment to ascertain if a formerly active market has become inactive and in determining fair values when markets have become inactive. This guidance is effective for interim and annual periods ending after June 15, 2009, but entities may adopt this guidance earlier for the interim and annual periods ending after March 15, 2009. Management is currently evaluating the impact that FSP FAS No. 157-4 will have on the consolidated financial statements.

(y)	Reclassifications

Certain amounts in the audited consolidated balance sheet as of December 31, 2007 and related notes have been reclassified to conform to the presentation for the year ended December 31, 2008. Specifically, the accrued warranty cost and the related deferred income tax assets of RMB 56,532 and RMB 15,101, respectively, were reclassified from current to non-current as of December 31, 2007, based on management’s estimate of the timing when the warranty costs will be incurred. There was no impact on the consolidated statements of income due to this reclassification. In addition, presentation of certain deferred taxes as of December 31, 2007 have been reclassified to conform with the presentation as of December 31, 2008.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(z)	Recently Issued Accounting Standards

SFAS No. 141R (revised 2007) and SFAS No. 160

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”, and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51”. Statements 141(R) and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141(R) will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. Except for the classification of minority interest as a component of equity, management does not expect the initial adoption will have a material impact on its consolidated financial statements.

SFAS No. 161

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of SFAS No. 133” (“SFAS 161”). SFAS 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008. Management is currently evaluating the additional disclosures required by SFAS 161.

FASB Staff Position No. APB 14-1 (FSP APB 14-1)

In May 2008, FASB issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash upon Conversion” (“FSP APB 14-1”). FSP APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Retrospective application to all periods presented is required except for instruments that were not outstanding during any of the periods that will be presented in the annual financial statements for the period of adoption but were outstanding during an earlier period. FSP APB 14-1 will change the accounting treatment for the Company’s convertible senior notes issued in December 2007.

Upon adoption of FSP APB 14-1, management expects to revise the Company’s financial statements by reclassifying US$5,877 and US$3,964 of convertible senior notes from debt to additional paid-in capital in the equity section of the balance sheet as of December 31, 2007 and 2008, respectively. Further, the debt issuance costs of US$180 and US$130 will be reclassified against additional paid-in capital as of December 31, 2007 and 2008, respectively. As a result, the Company’s reported interest expense is expected to be increased by US$151 and US$1,862 for the year ended December 31, 2007 and 2008, respectively. These retrospective adjustments are expected to reduce reported basic earnings per ordinary share by nil and US$0.01 for the year ended December 31,

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

2007 and 2008, respectively, and diluted earnings per ordinary share by nil and US$0.01 for the year ended December 31, 2007 and 2008, respectively.

EITF 07-5

In June 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock.” This EITF Issue provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument. The Company will adopt the provisions of EITF 07-5 on January 1, 2009. Management is currently evaluating the impact, if any, of adopting EITF 07-5 on its financial position and results of operations.

EITF 08-6

In November 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 08-6, “Equity Method Investment Accounting Considerations”. EITF 08-6 continues to follow the accounting for the initial carrying value of equity method investments in APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, which is based on a cost accumulation model and generally excludes contingent consideration. EITF 08-6 also specifies that other-than-temporary impairment testing by the investor should be performed at the investment level and that a separate impairment assessment of the underlying assets is not required. An impairment charge by the investee should result in an adjustment of the investor’s basis of the impaired asset for the investor’s pro-rata share of such impairment. In addition, EITF 08-6 reached a consensus on how to account for an issuance of shares by an investee that reduces the investor’s ownership share of the investee. An investor should account for such transactions as if it had sold a proportionate share of its investment with any gains or losses recorded through earnings. EITF 08-6 also addresses the accounting for a change in an investment from the equity method to the cost method after adoption of Statement 160. EITF 08-6 affirms the existing guidance in APB 18, which requires cessation of the equity method of accounting and application of FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, or the cost method under APB 18, as appropriate. EITF 08-6 is effective for transactions occurring on or after December 15, 2008. Management does not anticipate that the adoption of EITF 08-6 will materially impact the Company’s financial position or results of operations.

(3)	Accounts Receivable

Accounts receivable is summarized as follows:

	December 31,
	2007	2008
	RMB	RMB	US$

Accounts receivable	1,243,462	1,442,935	211,496
Less: Allowance for doubtful accounts	(2,618)	(986)	(144)

Total accounts receivable, net	1,240,844	1,441,949	211,352

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

The following table presents the movement of the allowance for doubtful accounts:

	Predecessor	August 7, 2006
	From January 1,	(Date of Inception)
	2006 to September 4,	to December 31,	Year Ended December 31,
	2006	2006	2007	2008
	RMB	RMB	RMB	RMB	US$
Beginning balance	(1,776)	—	(2,309)	(2,618)	(384)
Transfer of Tianwei Yingli to the Company	—	(2,309)	—	—	—
Additions	(533)	—	(647)	(938)	(137)
Reversal of allowance for doubtful accounts	—	—	—	1,155	169
Write-off of accounts receivable charged against the allowance	—	—	338	1,415	208

Ending balance	(2,309)	(2,309)	(2,618)	(986)	(144)

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally 10 days to 4 months from the date of billing. For certain customers the Company requires an advance payment before the sale is made. Such advance payments are reported as “advances from customers” in the Company’s consolidated balance sheets and amounted to RMB 22,147 and RMB 51,933 (US$7,612) as of December 31, 2007 and 2008, respectively. The Company also requires certain customers to secure payment by a letter of credit issued by the customers’ banks. Letters of credit have terms less than 30 days. Until the letter of credit is drawn and the amount is paid, the amount due from the customer is recorded as accounts receivable. As of December 31, 2007 and 2008, 98% and 97%, respectively, of accounts receivable were denominated in currencies other than the RMB.

As of December 31, 2007 and 2008, certain accounts receivables were pledged to banks as collateral for borrowings (note 9).

(4)	Inventories

Inventories by major category consist of the following:

	December 31,
	2007	2008
	RMB	RMB	US$

Raw materials	827,006	1,229,173	180,165
Work-in-progress	228,343	474,495	69,548
Finished goods	205,858	337,063	49,405

Total inventories	1,261,207	2,040,731	299,118

Provisions to write-down the carrying amount of obsolete inventory to its estimated net realizable value amounted to RMB 1,737, RMB 4,942, RMB 22,664 and RMB 7,506 (US$1,100) for the period January 1, 2006 to September 4, 2006, the period August 7, 2006 (date of inception) to December 31, 2006 and the years ended

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

December 31, 2007 and 2008, respectively, and were recorded as cost of revenues in the consolidated statements of income.

(5)	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
	2007	2008
	RMB	RMB	US$

Buildings	288,807	429,558	62,962
Machinery and equipment	983,505	2,324,200	340,667
Furniture and fixtures	4,918	10,318	1,512
Motor vehicles	13,630	26,280	3,852
Construction in progress	278,745	842,917	123,550

Total property, plant and equipment	1,569,605	3,633,273	532,543
Less: Accumulated depreciation	(89,776)	(247,591)	(36,291)

Total property, plant and equipment, net	1,479,829	3,385,682	496,252

Depreciation expense on property, plant and equipment was allocated to the following expense items:

		August 7, 2006
	Predecessor	(Date of Inception)
	From January 1, 2006	to December 31,	Year Ended December 31,
	to September 4, 2006	2006	2007	2008
	RMB	RMB	RMB	RMB	US$
Cost of revenues	21,138	12,141	72,452	150,204	22,016
Selling expenses	65	35	129	203	30
General and administrative expenses	1,524	874	5,113	7,936	1,163
Research and development expenses	—	—	—	501	73

Total depreciation expense	22,727	13,050	77,694	158,844	23,282

The Company capitalized interest costs as a component of the cost of construction in progress as follows:

		August 7, 2006
	Predecessor	(Date of Inception)
	From January 1, 2006	to December 31,	Year Ended December 31,
	to September 4, 2006	2006	2007	2008
	RMB	RMB	RMB	RMB	US$
Interest cost capitalized	1,385	896	20,812	47,523	6,966
Interest cost charged to income	22,441	25,789	64,834	149,193	21,868

Total interest cost incurred	23,826	26,685	85,646	196,716	28,834

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(6)	Fair Value of Financial Instruments

(a)	Fair Value Hierarchy

The Company adopted Statement 157 on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•	Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

•	Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

(b)	Fair Value of Financial Instruments

Management used the following methods and assumptions to estimate the fair value of financial instruments as the relevant balance sheet date:

•	Short-term financial instruments (cash, restricted cash, accounts receivable, accounts receivable from related parties, other amounts due from related parities, accounts payable, short-term bank borrowing, advances from customers, and amounts due to related parties) — cost approximates fair value because of the short maturity period.

•	Long-term bank debt — fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms. The carrying value of the long-term bank debt approximate their fair values as all the long-term bank borrowings carry variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

•	Convertible senior notes — as of December 31, 2007 and 2008, the fair value of the convertible senior notes, determined based on quoted market value of the notes, was approximately US$196,441 (RMB 1,434,923) and US$89,700 (RMB 613,064), respectively.

(7)	Investment in and Advances to Affiliates

The Company’s 50% equity investment in Tibet Tianwei Yingli New Energy Resources Co., Ltd. (“Tibetan Yingli”) is accounted for under equity method. As of December 31, 2007 and December 31, 2008, the Company’s advances to Tibetan Yingli were RMB 8,457 and RMB 9,457 (US$1,386), respectively, to assist Tibetan Yingli in supporting their operating activities. During the period from August 7, 2006 through December 31, 2006, pursuant to the approval of the Board of Tibetan Yingli, advances of RMB 8,000 to Tibetan Yingli were settled by reducing

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

the Company’s RMB 8,000 purchase price payable to Tibetan Yingli. The settlement of the advance and corresponding payable was reflected as a non-cash transaction in the consolidated statements of cash flow.

In July 2007, the Company acquired a 30% equity interest in Baoding Dongfa Tianying New Energy Resources, Co., Ltd. (“Dongfa Tianying”) for RMB 3,000. The purchase price approximated 30% of the fair value of Dongfa Tianying’s net assets. Consequently, no investor level goodwill was recognized.

In October 2008, the Company acquired a 44% equity interest in Beijing Gelin Science and Electronics Technologies Co., Ltd. (“Beijing Gelin”) for RMB 2,000 (US$293). The purchase price approximated 44% of the fair value of Beijing Gelin’s net assets. Consequently, no investor level goodwill was recognized.

(8)	Acquisition Deposit

In November 2008, the Company paid a deposit of RMB 170,980 (US$25,062) for its acquisition of 100% of Cyber Power Group Limited (“Cyber Power”), which is a development stage enterprise with plans to begin trial production of solar-grade polysilicon by the end of 2009 or early 2010 and was controlled at that time by a related party, Mr. Liansheng Miao, Chairman and Chief Executive Officer of the Company. The acquisition was consummated in January 2009 (note 21).

(9)	Bank Borrowings

(a)	Current

Short-term borrowings and current installments of long-term bank debt consist of the following:

	December 31,
	2007	2008
	RMB	RMB	US$

Short-term borrowings from banks:
- Guaranteed by Tianwei Baobian and its parent company	470,237	—	—
- Secured by accounts receivable	311,140	86,100	12,620
- Secured by inventories	5,191	181,523	26,607
- Guaranteed by third parties	182,615	—	—
- Unsecured loans	292,092	1,721,900	252,385
- Current installments of long-term bank debt (note (b))	—	54,677	8,014

Total short-term borrowings and current instalments of long-term bank debt	1,261,275	2,044,200	299,626

Short-term bank borrowings outstanding as of December 31, 2007 and December 31, 2008 bore a weighted average interest rate of 5.97% and 6.73% per annum, respectively. All short-term bank borrowings mature and expire at various times within one year. These facilities contain no specific renewal terms. The Company has traditionally negotiated renewal of certain facilities shortly before they mature.

Under one short-term borrowing agreement, the Company is required to maintain certain financial ratios, including debt to earnings before income taxes, deprecation and amortization ratio.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

b)	Non-current

	December 31,
	2007	2008
	RMB	RMB	US$

Long-term bank Debt:
- Secured loan from China Development Bank	—	205,038	30,053
- Unsecured loan	—	512,595	75,133

	—	717,633	105,186
Less: current portion	—	(54,677)	(8,014)

Total long-term borrowings	—	662,956	97,172

In December 2008, Yingli Energy (China) Company, Ltd (“Yingli China”) entered into an eight-year US$70,000 loan agreement at an interest rate of 6-month LIBOR plus 6% per annum with China Development Bank. As of December 31, 2008, US$30,000 had been drawn by Yingli China. The loan was guaranteed by Tianwei Yingli and secured by Yingli China’s fixed assets, machinery and accounts receivables. The loan is repayable in annual installment of US$8,000 for the first two years and US$9,000 for the remaining six years, respectively, commencing in December 2009.

In September 2008, Tianwei Yingli entered into a five-year loan of US$75,000 at an interest rate of 6-month LIBOR plus 3% per annum with DEG — Deutsche Investitions — und Entwicklungsgesellschaft mbH, Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. and Société de Promotion et Participation. pour la Coopération Économique. The loan is guaranteed by Yingli Green Energy and repayable in semi-annual installment of US$9,375 starting from March 15, 2010.

Under its debt agreement, the Company is required to maintain certain financial ratios, including current ratio and net debt to earnings before income taxes, deprecation and amortization ratio. Further, the debt agreements contain restrictions on transfers of assets, loans and contributions over RMB 20,000 to the borrower’s subsidiaries and the sales, transfer or disposal of any assets over RMB 300,000.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2008 are: US$8,000 in 2009, US$26,750 in 2010, US$27,750 in 2011, US$23,750 in 2012 and US$18,750 in 2013.

As of December 31, 2008, the Company has unused lines of credit of RMB 1,326,490 (US$194,429) granted by the financial institutions.

(10)	Convertible Loan

In May 2006, Tianwei Yingli issued a RMB 85,635 convertible loan due on May 17, 2007 to China Foreign Economics and Trade & Investment Co., Ltd., or FOTIC, who held the loan as a nominee for certain third parties (the “Third Party Investors”). The loan was issued at par and bore interest at 8% payable at maturity. The loan was convertible into ordinary shares of Tianwei Yingli at a conversion price equal to Tianwei Yingli’s per share market value as determined by a future private placement of Tianwei Yingli’s equity and agreed upon by both parities.

On December 29, 2006, Tianwei Yingli, FOTIC, China Sunshine Investment Co., Ltd. (an entity designated by the Third Party Investors) and Yingli Green Energy entered into a settlement agreement pursuant to which the Company repaid the convertible loan plus accrued interest of RMB 4,282 and issued a warrant to China Sunshine Investment Co., Ltd. to purchase 2,068,252 of Yingli Green Energy’s ordinary shares at an exercise price of

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

US$4.835 per share. The Company recognized a loss on debt extinguishment of RMB 3,908, representing the difference between the consideration paid (cash paid plus the fair value of warrant) and the carrying value of the convertible loan and accrued interest on the date the debt was extinguished. On February 2, 2007, China Sunshine Investment Co., Ltd. exercised the warrant.

(11)	Mandatory Convertible and Redeemable Bonds

On November 13, 2006, Yingli Power, the Company’s then controlling shareholder and an entity wholly owned by Mr. Liansheng Miao, issued US$85,000 floating rate Notes (“the Notes”) at 98.75% of face value to Deutsche Bank AG, Singapore Branch (“Deutsche Bank”). The Notes consisted of two portions, US$55,000 in mandatory redeemable notes (“Mandatory Redeemable Notes”) and US$30,000 in mandatory exchange notes (“Mandatory Exchange Notes”). Upon an IPO, the Mandatory Convertible Notes convert into the number of the Company’s ordinary shares equivalent to 3.73% effective equity interests in Tianwei Yingli on a fully diluted basis. The effective conversion price was subject to certain adjustments based on Tianwei Yingli’s 2006 net income or the Company’s IPO offering price. In connection with the issuance of the Notes, Yingli Power issued a warrant to Deutsche Bank, which was exercisable into 6.5% of the Company’s ordinary shares held by Yingli Power. The warrant was only exercisable if the Company repays the Mandatory Exchange Notes and Mandatory Redeemable Notes under its early redemption rights and the Company completes an IPO. The exercise price of this warrant was the lower of (i) 25 times Tianwei Yingli’s net income for the year ended December 31, 2006, multiplied by the Company’s ownership percentage in Tianwei Yingli and divided by the total number of the Company’s outstanding ordinary shares on fully diluted basis and (ii) 67.5% of offering price of the Company’s ordinary shares in a public offering and listing of such shares in an international stock exchange. The warrant was exercisable upon any listing of the Company’s ordinary shares, which occurs after the Notes have been repaid in full.

In connection with Yingli Power’s issuance of the Notes, the Company issued US$85,000 in interest-bearing Bonds (“the Bonds”) to Yingli Power at 98.75% of face value. The Bonds consisted of two portions, US$38,000 in mandatory redeemable bonds (“Mandatory Redeemable Bonds”) and US$47,000 in mandatory convertible bonds (“Mandatory Convertible Bonds”). Upon the IPO, the Mandatory Convertible Bonds convert into the number of the Company’s ordinary shares equivalent to 3.73% effective equity interests in Tianwei Yingli on a fully diluted basis. Such share will be newly issued by the Company and delivered to Yingli Power. The terms of the Notes and Bonds are substantially the same, other than the portion of the amount that is convertible into the Company’s ordinary shares. Yingli Power used the cash proceeds from the issuance of the Notes to purchase the Bonds issued by Yingli Green Energy.

Management determined that the conversion feature embedded in the Mandatory Convertible Bonds should not be bifurcated and accounted for as a derivative pursuant to SFAS No 133, since the terms of conversion do not require or permit net settlement, provide for a means for the conversion feature to be settled outside the contract, or provide for delivery of an asset which would put the holders of the Mandatory Convertible Bonds in a position substantially similar to a net settlement provision. Management has also determined that the non-detachable convertible feature had no intrinsic value on the commitment date based on the conversion price paid by Deutsche Bank, an unrelated third-party investor. Therefore, no beneficial conversion feature was recognized.

Both the Bonds and Notes bore interest, payable quarterly at an interest rate equal to the British Bankers Association Interest Settlement Rate plus 2% per annum for the period ending prior to August 17, 2007 and plus 4% per annum thereafter.

Direct and incremental cost of issuing the Bonds of RMB 2,351 were charged against the proceeds and recorded as a discount to the Bonds’ issuance price or carrying value.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

In June 2007, in conjunction with the IPO the Company paid RMB 269,016 to Yingli Power for redemption of the Mandatory Redeemable Bonds and delivered 5,340,088 ordinary shares to Yingli Power, valued at an effective conversion price of RMB 378,907 for the conversion of the Mandatory Convertible Bonds. The Company also determined that the non-detachable convertible feature had no intrinsic value on the settlement date based on the conversion price when the number of shares to be issued was known and the conversion contingency was resolved. Therefore, no beneficial conversion feature was recognized upon settlement.

(12)	Convertible Senior Notes

On December 13, 2007, the Company sold in a public offering an aggregate US$172,500 principal amount zero coupon convertible senior notes due 2012 (the “Convertible Senior Notes”). The net proceeds from the offering, after deducting the offering expenses payable by the Company, were approximately US$166,800. The Convertible Senior Notes are convertible, subject to dilution protection adjustment, at an initial conversion rate of 23.0415 ADSs per US$1 principal amount of Convertible Senior Notes (equivalent to a conversion price of approximately US$43.40 per ADS). Unless previously redeemed, repurchased or converted, the Convertible Senior Notes mature on December 15, 2012, at a redemption price of US$1.288.3 which is equivalent to 128.83% of the US$1 principal amount to be redeemed.

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
(Amounts in thousands, except share and per share data)

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

Management has determined that the conversion feature embedded in the Convertible Senior Notes should not be bifurcated and accounted for as a derivative pursuant to SFAS No. 133 since the embedded conversion feature is indexed to the Company’s own stock and would have been classified in shareholders’ equity if it were a free-standing derivative instrument. Further, management has determined that the embedded call and put options that may accelerate the settlement of the Convertible Senior Notes are clearly and closely related to the debt host contract because the amount paid upon settlement is fixed at a price equal to the principal amount plus any unpaid guaranteed return to the note holders. Therefore, the embedded call and put options are not accounted for as a separate derivative pursuant to SFAS No. 133.

Since the conversion price of the Convertible Senior Notes exceeds the market price of the Company’s ordinary shares on the date of issuance, no portion of the proceeds from the issuance was accounted for as attributable to the conversion feature. Costs incurred by the Company that were directly attributable to the issuance of Convertible Senior Notes, were deferred and being charged to the consolidated statements of income using the effective interest rate method.

(13)	Income Taxes

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, Yingli Green Energy and Yingli Green Energy (International) Holding Company Limited (“Yingli International”) are not subject to tax on income or capital gains. In addition, upon any payment of dividend by Yingli Green Energy or Yingli International, no Cayman Islands or British Virgin Islands withholding tax is imposed.

PRC

The Company’s PRC subsidiaries file separate income tax returns. Prior to January 1, 2008, PRC entities were generally subject to the PRC enterprise income tax (“EIT”) rate of 33%, consisting of 30% state tax and 3% local tax. On March 16, 2007, the National People’s Congress passed the new Enterprise Income Tax Law (“new EIT law”) which unified the EIT rate to 25% for all enterprises. In addition, entities that qualify as “High and New Technology Enterprises” under the new EIT law are entitled to a preferential EIT rate of 15%. The new EIT law was effective as of January 1, 2008.

Yingli Green Energy’s PRC operating subsidiaries are subject to the respective statutory EIT rates with the following exceptions:

•	Prior to September 5, 2006, Tianwei Yingli was considered as a domestic enterprise for tax purposes. In addition, as a “High and New Technology Enterprise”, Tianwei Yingli was entitled to a preferential PRC EIT rate of 15%, consisting of 15% state tax and nil local tax. As part of the Reorganization described in Note 1, Tianwei Yingli’s tax status was changed to a foreign invested enterprise beginning on September 5, 2006.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

However, it continued to qualify as a “High and New Technology Enterprise” and thus Tianwei Yingli’s state tax rate remained at 15% while its local tax rate was increased to 3%.

Further, following Tianwei Yingli’s conversion into a foreign invested enterprise, Tianwei Yingli was entitled to an exemption from state tax for two years and a 50% reduction in state tax in the subsequent three years starting from its first profit-making year (“2+3 Holiday”). In addition, Tianwei Yingli was also entitled to an exemption from local tax for five years and a 50% reduction in local tax in the subsequent five years starting from its first profit-making year. In accordance with the PRC income tax law, Tianwei Yingli elected to defer the commencement of the abovementioned tax holidays until January 1, 2007. Further, the new EIT law and its relevant regulations provide a grandfathering treatment of the 2+3 Holiday.

Therefore, for the period January 1, 2006 to September 4, 2006, the period August 7, 2006 (date of inception) to December 31, 2006, and the years ended December 31, 2007 and 2008, Tianwei Yingli was subject to an EIT rate at 15%, 18%, nil and nil, respectively.

In December 2008, Tianwei Yingli was recognized by the Chinese government as a “High and New Technology Enterprise” under the new EIT law and entitled to the preferential EIT rate of 15% from 2008 to 2010. Under the new EIT law, where the transitional preferential EIT policies and the preferential policies prescribed under the new EIT law and its implementation rules overlap, an enterprise shall choose to carry out the most preferential policy, but shall not enjoy multiple preferential policies. Tianwei Yingli has chosen to enjoy the abovementioned 2+3 Holiday grandfathering treatment instead of the preferential EIT rate of 15% available for a “High and New Technology Enterprise” under the new EIT law. As a result, Tianwei Yingli is entitled to a preferential EIT rate of 12.5% from 2009 to 2011.

•	Yingli China was established in October 2007 and was also recognized by the Chinese government as a “High and New Technology Enterprise” under the new EIT law in December 2008. As a result, Yingli China is entitled to the preferential EIT rate of 15% from 2008 to 2010.

The components of earnings before income taxes and minority interest for the period January 1, 2006 to September 4, 2006, the period August 7, 2006 (date of inception) to December 31, 2006 and the years ended December 31, 2007 and 2008 are as follows:

	Predecessor	August 7, 2006
	From January 1, 2006	(Date of Inception)
	to September 4,	to December 31,	Year Ended December 31,
	2006	2006	2007	2008
	RMB	RMB	RMB	RMB	US$
Cayman Islands	—	(18,687)	16,057	(134,398)	(19,699)
PRC	208,693	116,957	578,565	1,096,796	160,761
Other countries	—	—	(62)	(7,922)	(1,161)

Total earnings before income taxes and minority interest	208,693	98,270	594,560	954,476	139,901

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

Income tax expense (benefit) in the consolidated statements of income consists of the following:

	Predecessor	August 7, 2006
	From January 1, 2006	(Date of Inception)
	to September 4,	to December 31,	Year Ended December 31,
	2006	2006	2007	2008
	RMB	RMB	RMB	RMB	US$
Current tax expense
PRC	23,779	21,608	—	2,996	439
Other countries	—	—	—	1,486	218

Total current tax expense	23,779	21,608	—	4,482	657

Deferred income tax expense (benefit):
PRC	(1,233)	1,360	12,928	(10,070)	(1,476)

Sub-total	22,546	1,360	12,928	(10,070)	(1,476)

Total income tax expense (benefit)	22,546	22,968	12,928	(5,588)	(819)

The actual income tax expense (benefit) reported on the consolidated statements of income differs from the amounts computed by applying the PRC EIT rate of 25% in 2008 (all other periods presented: 33%) to earnings before income taxes and minority interest as a result of the following:

	Predecessor	August 7, 2006
	From January 1, 2006	(Date of Inception)
	to September 4,	to December 31,	Year Ended December 31,
	2006	2006	2007	2008
	RMB	RMB	RMB	RMB	US$
Computed “expected” tax expense	68,869	32,429	196,205	238,619	34,975
Tax rate differential, preferential rate	(37,602)	(17,546)	(91,977)	(340)	(50)
Tax rate change	—	4,042	17,553	—	—
Foreign tax rate differential	—	5,763	8,163	35,741	5,239
Equipment acquisition tax credit	(10,646)	—	—	—	—
Tax holiday	—	—	(114,853)	(275,573)	(40,391)
Research and development tax credit	(275)	(1,788)	(2,895)	(6,625)	(971)
Non-deductible expenses:
Salaries and benefits in excess of allowable limits	1,596	—	—	—	—
Interest expense	449	34	43	—	—
Entertainment expense	—	—	—	971	142
Other	155	34	689	1,619	237

Actual income tax expense (benefit)	22,546	22,968	12,928	(5,588)	(819)

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

Without the tax holiday the Company’s net income would have decreased by RMB 78,357 and RMB 196,873 (US$28,856) for the years ended December 31, 2007 and 2008, respectively. Basic and diluted earnings per share for such periods would have decreased as follows:

	December 31,
	2007	2008
	RMB	RMB	US$

Basic earnings per share	0.80	1.55	0.23
Diluted earnings per share	0.78	1.52	0.22

The principal components of the deferred income tax assets and deferred income tax liabilities are as follows:

	December 31,
	2007	2008
	RMB	RMB	US$

Gross deferred income tax assets:
Accounts receivable and prepayments to suppliers	—	3,925	575
Inventories	—	873	128
Employee benefits	—	1,886	276
Property, plant and equipment	—	1,932	283
Accrued warranty	15,101	27,474	4,027

Total gross deferred income tax assets	15,101	36,090	5,289
Gross deferred income tax liabilities:
Property, plant and equipment	(3,875)	(12,611)	(1,849)
Intangible assets	(52,324)	(73,958)	(10,841)
Land use rights	(321)	(514)	(75)

Total gross deferred income tax liabilities	(56,520)	(87,083)	(12,765)

Net deferred tax liabilities	(41,419)	(50,993)	(7,476)

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or utilized, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Therefore, no valuation allowance has been provided against deferred income tax assets as of December 31, 2008 and December 31, 2007. The amount of the deferred income tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

The new EIT law also imposed a withholding income tax at 10%, unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008 and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. As of December 31, 2008, the Company has not recognized a deferred income

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

tax liability of RMB 79,994 for the undistributed earnings of RMB 799,938 generated by the PRC subsidiaries in 2008 as the Company plans to indefinitely reinvest these earnings in the PRC.

As of January 1, 2007 and for the years ended December 31, 2007 and 2008, the Company did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB100 (US$15). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The tax returns of the Company’s PRC subsidiaries for the tax years 2003 to 2008 are open to examination by the relevant tax.

(14)	Share-Based Compensation

On December 28, 2006, the Company adopted the 2006 Stock Incentive Plan (the “Plan”). The Plan provides for both the granting of stock options and other stock-based awards such as restricted shares to key employees, directors and consultants of the Company. The Board of Directors and shareholders authorized and reserved for the issuance of up to 3,394,054 ordinary shares under the Plan. Among these shares, 2,715,243 shares may be issued for the purpose of granting awards of restricted shares and up to 678,811 shares may be issued for the purpose of granting options. Stock options granted become exercisable over four to five years. The Company expects to issue new shares of common stock upon exercise of stock options. In April and May 2007, the Company’s board of directors and shareholders approved an amendment to the Company’s 2006 Stock Incentive Plan to increase the number of ordinary shares that the Company is authorized to issue under the 2006 Stock Incentive Plan from 3,394,054 shares to 8,240,658 shares. Among these shares, up to 2,715,243 shares may be issued for the purposes of granting awards of unvested shares and up to 5,525,415 shares may be issued for the purpose of granting stock option. The amendment did not change any other provisions of 2006 Stock Incentive Plan.

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
(Amounts in thousands, except share and per share data)

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

A summary of the non-vested restricted share activity for the years ended December 31, 2007 and 2008 is as follows:

	Number of	Grant Date Weighted
	Non-vested Shares	Average Fair Value

Outstanding as of December 31, 2006	—		—
Granted	2,621,060	US$	5.22

Outstanding as of December 31, 2007	2,621,060	US$	5.22

Vested	524,212	US$	5.22

Outstanding as of December 31, 2008	2,096,848	US$	5.22

Exercisable as of December 31, 2008	524,212	US$	5.22

The total fair value of the restricted shares vested for the period August 7, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008 is nil, nil, and US$2,736, respectively.

The amount of compensation cost recognized for restricted shares for the years ended December 31, 2007 and 2008 is as follows:

	Year Ended December 31,
	2007	2008
	RMB	RMB	US$

Cost of revenues	1,179	1,192	175
Selling expenses	788	747	109
General and administrative expenses	17,433	15,684	2,299
Research and development expenses	—	730	107

Total compensation cost recognized for restricted shares	19,400	18,353	2,690

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

Stock Options

No options were granted during the period January 1, 2006 to September 4, 2006.

On December 28, 2006, the Board of Directors granted options to purchase an aggregate of 610,929 ordinary shares to four executive officers at an exercise price of US$2.10 per share with a contractual term of ten years and vesting period of four to five years.

During the year ended December 31, 2007, stock options to purchase an aggregate of 815,700 ordinary shares were granted to the Company’s executives and employees at exercise prices ranging from US$11.00 to US$28.30 per share with a vesting period of 3 to 5 years.

During the year ended December 31, 2008, stock options to purchase an aggregate of 2,979,584 ordinary shares were granted to the Company’s executives and employees at exercise prices ranging from US$3.59 to US$38.39 per share with a vesting period from 5 months to 5 years.

A summary of stock options activity for the period August 7, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008 is as follows:

				Weighted Average
	Number of	Weighted Average		Remaining	Aggregate Intrinsic
	Stock Options	Exercise Price		Contractual Term	Value

Outstanding as of August 7, 2006	—		—
Granted on December 28, 2006	610,929	US$	2.10
Exercised	—		—
Forfeited or expired	—		—

Outstanding as of December 31, 2006	610,929	US$	2.10

Granted	815,700	US$	23.65
Exercised	—		—
Forfeited or expired	—		—

Outstanding as of December 31, 2007	1,426,629	US$	14.42

Granted	2,979,584	US$	8.48
Exercised	—		—
Forfeited or expired	(43,000)	US$	19.37

Outstanding as of December 31, 2008	4,363,213	US$	10.32	9.30 years	US$	7,312

Exercisable as of December 31, 2008	521,792	US$	10.76	8.41 years	US$	1,198

The option fair value of US$3.81 per share or an aggregate of US$2,536 on December 28, 2006, the date of grant, the weighted average option fair value of US$10.78 per share or an aggregate of US$15,376 on the date of grant during the year ended December 31, 2007, and the weighted average option fair value of US$7.12 per share or

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

an aggregate of US$31,080 on the date of grant during the year ended December 31, 2008 were determined based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	August 7, 2006
	(Date of Inception) to		Year Ended December 31,
	December 31, 2006		2007		2008

Expected volatility		70%		65%		67%
Expected dividends yield		0%		0%		0%
Expected term		6.3 years		6.23 years		6.19 years
Risk-free interest rate (per annum)		5.13%		4.70%		4.34%
Estimated fair value of underlying ordinary shares (per share)	US$	4.74	US$	24.57	US$	8.48

The weighted average expected volatility was based on the average volatility of several listed comparable companies in the solar product manufactory industry. Since the Company did not have a sufficient trading history at the time the options were issued, the Company estimated the potential volatility of its ordinary share price by referring to the latest six year average volatility of these comparable companies because management believes that the average volatility of such companies was a reasonable benchmark to use in estimating the expected volatility of the Company’s ordinary shares.

The estimated fair value of the underlying ordinary shares of the option granted on December 28, 2006 was determined by management based on a contemporaneous valuation performed by American Appraisal, an unrelated and independent valuation firm, as indicated in its valuation report, dated March 30, 2007.

The total fair value of the stock options vested for the period August 7, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008 is nil, US$582, and US$3,889, respectively.

The Company accounts for stock options in accordance with SFAS No. 123R by recognizing compensation cost based on the grant-date fair value over the period during which an employee is required to provide service in exchange for the award. No income tax benefit was recognized in the income statement for these share options as such compensation expenses are not deductible for PRC tax purposes. The amount of compensation cost recognized for stock options for the period August 7, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008 is as follows:

	August 7, 2006
	(Date of Inception) to	Year Ended December 31,
	December 31, 2006	2007	2008
	RMB	RMB	RMB	US$

Cost of revenues	—	—	1,448	212
Selling expenses	—	965	7,807	1,144
General and administrative expenses	62	7,349	30,874	4,525
Research and development expenses	—	—	2,071	304

Total compensation cost recognized for stock options	62	8,314	42,200	6,185

As of December 31, 2008, US$31,997 of unrecognized compensation expense related to stock options and unvested shares are expected to be recognized over a weighted average period of approximately 3.12 years.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(15)	Redeemable Convertible Preferred Shares

On September 28, 2006, the Company issued 8,081,081 Series A Redeemable Convertible Preferred Shares (“Series A Preferred Shares”) to Inspiration Partner Limited for an aggregate purchase price of US$17,010 or US$2.10 per Series A Preferred Share. In conjunction with the issuance of the Series A Preferred Shares, the Company issued TB Management Ltd., an affiliate of Inspiration Partner Limited a warrant to purchase 678,811 ordinary shares at an exercise price of US$2.10 per share (“Series A Warrant”). The Series A Warrant was exercisable at anytime prior to the Company’s initial public offering. On May 23, 2007, the Series A Preferred Shares Warrant was exercised at the exercise price of US$2.10 per ordinary share and the Company issued 678,811 ordinary shares and received aggregate proceeds of US$1,426. On June 13, 2007, upon completion of the IPO, 8,081,081 Series A Preferred Shares were converted into 8,081,081 ordinary shares.

The Series A Warrant and Series A Preferred Shares were recorded at their relative fair value of US$211 and US$16,799, respectively, in aggregate or US$0.31 and US$2.08, respectively, on a per share basis. The relative fair value of the Series A Warrant was recorded as a discount to the issuance price of the Series A Preferred Shares and a corresponding increase to additional paid-in capital. The Company determined that there was no embedded beneficial conversion feature attributable to the Series A Preferred Shares at the commitment date, since US$2.08, the effective conversion price of each of the Series A Preferred Shares, was greater than US$2.04, the fair value of each of the Company’s ordinary shares. The estimated fair value of the underlying Series A preferred shares at the commitment date was determined by management based on a retrospective valuation also performed by American Appraisal, as indicated in its valuation report, dated March 30, 2007, supplemented by the forecasted profitability and cash flows of the Company’s business. The fair value of the Series A Warrant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield of 0%, expected volatility rate of 58%, risk-free interest rate of 5.04%, exercise price of US$2.10, and an expected term of 0.59 years. The estimated fair values of the underlying ordinary shares at the commitment date was determined by management based on a retrospective valuation also performed by American Appraisal, as indicated in its valuation report, dated March 30, 2007, supplemented by the forecasted profitability and cash flows of the Company’s business.

The Series A Preferred Shares were redeemable for cash at the option of the majority of the holders at any time after September 28, 2009, at a redemption price of US$22,134 equal to the Series A Preferred Shares issuance price plus 12% per annum. Consequently, the Series A Preferred Shares were classified outside of permanent equity of the Company. The accretion from Series A Preferred Shares’ initial carrying value to the Series A Preferred Shares’ redemption value was reflected as a reduction to earnings to arrive at net income applicable to ordinary shareholders in the accompanying consolidated statements of income and amounted to US$476 and US$830 for the period August 7, 2006 to December 31, 2006 and the year ended December 31, 2007, respectively.

On December 13, 2006, the Company entered into an agreement to issue 24,405,377 Series B Redeemable Convertible Preferred Shares (“Series B Preferred Shares”) to Baytree Investments (Mauritius) Pte Ltd., an affiliate of Temasek Holdings (Private) Limited, and 13 other investors for an aggregate purchase price of US$118,000 or US$4.835 per Series B Preferred Share. As of December 31, 2006, the Company issued 23,474,664 shares of Series B preferred shares for an aggregate purchase price of US$113,500. Of the US$113,500, US$20,000 was received prior to the issuance date as advance payments.

In conjunction with the issuance of Series B Preferred Shares, the Company issued warrants to purchase 2,112,057 ordinary shares at an exercise price of US$0.01 per share (“Series B Warrant”) to investors who did not make advance payments. The Series B Warrant was exercisable at any time after April 30, 2007 or such later date on which the Series B Preferred shareholders agree and prior to the earlier of (a) the closing of the Company’s qualified

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

initial public offering or (b) the conversion of the full amount of the principal of RMB 612,857 and accrued interest of a shareholder loan that Yingli Green Energy provided to Tianwei Yingli into Tianwei Yingli’s registered capital (the “Shareholder Loan”). The Series B Warrant was not transferable and was subject to certain cancellation and return features. Upon the conversion of the Shareholder Loan, any unexercised Series B Warrants would be automatically cancelled and the Series B preferred shareholders would be obligated to return any shares issued under the exercise of the warrants. If the Series B preferred shareholders have sold their ordinary shares issued under the exercise of the warrants, then the Series B preferred shareholders will pay the Company an amount to be mutually determined between the Company and such Series B preferred shareholders.

For Series B Preferred Shares that were issued with warrants, the Series B Warrant and Series B Preferred Shares were recorded at their relative fair value of US$850 and US$92,650, respectively, in aggregate or US$0.42 and US$4.79, respectively, on a per share basis.

In January 2007, the Company issued an additional 930,714 Series B Preferred Shares to two investors for an aggregate purchase price of US$4,500. In connection with the issuance of Series B Preferred Shares in January 2007, the Company issued 105,603 additional Series B Warrants. The Series B Warrant and Series B Preferred Shares were recorded at their relative fair value of US$44 and US$4,456, respectively, in aggregate or US$0.42 and US$4.79, respectively, on a per share basis.

The estimated fair values of the Series B Preferred Shares issued in December 2006 and January 2007 was determined by management based on a contemporaneous valuation performed by American Appraisal, as indicated in its valuation report, dated March 30, 2007, supplemented by the forecasted profitability and cash flows of the Company’s business. The fair value of the Series B Warrant was estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions: expected dividend yield of 0%, expected volatility rate of 47%, risk-free interest rate of 5.05% and expected term of 0.3 years. The resulting amount was then discounted by 90% to take into account management’s estimation and probability of the warrants not being exercised since the warrants are automatically cancelled upon the conversion of the Shareholder Loan into Tianwei Yingli’s registered capital. The relative fair value of the Series B Warrant was recorded as a discount to the issuance price of the Series B Preferred Share and a corresponding increase to additional paid-in capital. The Company has determined that there was no embedded beneficial conversion feature attributable to the Series B Preferred Shares that were issued with warrants at the commitment date, since US$4.79, the effective conversion price of the Series B Preferred Shares, was greater than US$4.74, the fair value of the Company’s ordinary shares. The estimated fair value of the underlying ordinary shares at the commitment date was determined by management based on a contemporaneous valuation performed by American Appraisal, as indicated in its valuation report dated March 30, 2007, supplemented by the forecasted profitability and cash flows of the Company’s business.

Further, management has determined that there was no embedded beneficial conversion feature attributable to the Series B Preferred Shares that were issued without warrants at the commitment date, since US$4.835, the initial conversion price of the Series B Preferred Shares, was greater than US$4.74, the fair value of the Company’s ordinary shares.

In March 2007, the Company issued additional warrants to purchase 688,090 of the Company’s ordinary shares at a per share price of US$0.01 (“the Additional Series B Warrants”) to Series B preferred shareholders (other than the three investors who had made advance payments) as consideration for terminating the escrow arrangement with respect to the proceeds received from the issuance and sale of the Series B Preferred Shares. The termination of the escrow arrangement removed the restriction placed on proceeds of US$19,600 that were received from the issuance and sale of Series B Preferred Shares in December 2006 and January 2007. The terms of the Additional Series B

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

Warrants are identical to the terms of the warrants that were previously issued in connection with the issuances of the Series B Preferred Shares described above.

As the issuance of the Additional Series B Warrants was related and tied to the Series B Preferred Shares issuances and not issued in a separate stand-alone transaction, the estimated fair value of the warrants of US$756 was recorded as a reduction to the carrying value of Series B Preferred Share with a corresponding increase to additional paid-in capital. The estimated fair value of the Additional Series B Warrant was estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions: expected dividend yield of 0%, expected volatility rate of 56%, risk-free interest rate of 5.06% and expected term of 0.16 years. The resulting amount was then discounted by 90% to take into account management’s estimation and probability of the warrants not being exercised since the warrants are automatically cancelled upon the conversion of the Shareholder Loan into Tianwei Yingli’s registered capital.

The Series B Preferred Shares are redeemable for cash at the option of the majority of the holders at any time after September 28, 2009, at a redemption price of US$160,480 equal to the Series B Preferred Shares issuance price plus 12% per annum. Consequently, the Series B Preferred Shares are classified outside of permanent equity of the Company. The accretion from Series B Preferred Share’s initial carrying value to the Series B Preferred Shares’ redemption value is reflected as a reduction to earnings to arrive at net income applicable to ordinary shareholders in the accompanying consolidated statement of income and amounted to US$408 and US$6,049 for the period August 7, 2006 to December 31, 2006 and the year ended December 31, 2007, respectively.

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

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(16)	Earnings per share

Basic and diluted earnings per share

Basic earnings per share and diluted earnings per share have been calculated in accordance with SFAS No. 128 and EITF No. 03-06 for the period August 7, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008 as follows:

	August 7, 2006
	(Date of Inception) to	Year Ended December 31,
	December 31, 2006	2007	2008
	RMB	RMB	RMB	US$

Numerator:
Net income available to ordinary shares	30,017	389,020	666,764	97,730
Accretion to Series A and B preferred shares redemption value	(6,969)	(53,151)	—	—
Earnings allocated to participating preferred shareholders	(2,479)	(43,722)	—	—
Numerator for basic earnings per share	20,569	292,147	666,764	97,730
Effect of dilutive securities	—	—	—	—
Numerator for diluted earnings per share	20,569	292,147	666,764	97,730
Denominator:
Denominator for basic earnings per share
- Weighted-average ordinary shares outstanding	56,510,959	97,444,766	127,419,040	127,419,040
Series A Preferred Share Warrant	243,416	191,544	—	—
Series B Preferred Share Warrant	151,503	1,087,818	—	—
Stock options	—	439,870	462,386	462,386
Restricted shares	—	1,859,069	1,612,959	1,612,959
Denominator for diluted earning per share	56,905,878	101,023,067	129,494,385	129,494,385
Basic earnings per share	0.36	3.00	5.23	0.77
Diluted earnings per share	0.36	2.89	5.15	0.75

For the period August 7, 2006 to December 31, 2006 and the year ended December 31, 2007, net income, after deducting accretion to holders of preferred shareholders, has been allocated to the ordinary share and preferred shares based on their respective rights to share in dividends.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

The following table summarizes potential common shares outstanding excluded from the calculation of diluted earnings per share for the period August 7, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008, because their effect is anti-dilutive:

	August 7, 2006
	(Date of Inception) to	Year Ended December 31,
	December 31, 2006	2007	2008

Shares issuable upon conversion of Series A and B preferred shares	32,486,458	—	—
Shares issuable upon conversion of mandatory convertible bonds payable to Yingli Power	5,485,768	5,340,088	—
Shares issuable upon exercise of warrants	—	2,068,252	—
Shares issuable pursuant to convertible senior notes	—	3,974,659	3,974,659
Shares issuable under stock options and restricted shares	2,679,181	715,700	3,637,284

Tianwei Yingli is not a share-based company and had no share for the period January 1, 2006 to September 4, 2006, and therefore, no earnings per share for Tianwei Yingli has been presented.

Tianwei Baobian’s subscription rights to subscribe for newly issued ordinary shares of the Company in exchange for all but not part of Tianwei Baobian’s equity interest in Tianwei Yingli did not have an effect on earnings per share as these rights are contingent on the fulfillment of certain conditions in the future.

(17)	Related-Party Transactions

For the periods presented, in addition to the transaction described in Note 8, the principal related party transactions and amounts due from and due to related parties are summarised as follows:

	Predecessor	August 7, 2006
	From January 1, 2006	(Date of Inception) to	Year Ended December 31,
	to September 4, 2006	December 31, 2006	2007	2008
	RMB	RMB	RMB	RMB	US$
Sales of products to related parties (note (a))	427	—	6,136	16,498	2,418
Purchase of raw materials from related parties (note (b))	3,574	6,450	208,512	980,088	143,655

	December 31,
	2007	2008
	RMB	RMB	US$

Accounts receivable from related parties (note (a))	4,024	23,024	3,375
Prepayments to related party suppliers (note (b))	373,876	50,128	7,347
Other amounts due from related parties (note (c))	4,248	4,059	595

Total due from related parties	382,148	77,211	11,317

Amounts due to related parties (note (b))	(6,097)	(8,864)	(1,299)
Dividends payable (note (d))	(10,956)	(10,956)	(1,606)

Total due to related parties	(17,053)	(19,820)	(2,905)

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

Notes:

(a)	During the period January 1, 2006 to September 4, 2006, the Company sold raw material of RMB 427 to a company that has an equity shareholder who is a member of the Company’s senior management. The Company continued to sell raw material of RMB 2,697 to this related party for the year ended December 31, 2007. Further, the Company sold PV modules of RMB 3,439 to its affiliate, Tibetan Yingli, for the year ended December 31, 2007. The Company primarily sold PV systems of RMB 15,826 (US$2,320) to a subsidiary of Yingli Group for the year ended December 31, 2008.

(b)	During the period January 1, 2006 to September 4, 2006, the Company purchased raw material of RMB 3,030 and RMB 544 from the subsidiaries of Yingli Group and a subsidiary of Baoding Tianwei Group Co., Ltd. (“Tianwei Group”), the parent company of Tianwei Baobian, respectively. During the period August 7, 2006 to December 31, 2006, the Company purchased raw material of RMB 3,752 and RMB 2,698 from the subsidiaries of Yingli Group and a subsidiary of Tianwei Group, respectively. The Company purchased raw material of RMB 41,784, RMB 9,959 and RMB 8,426 from the subsidiaries of Yingli Group, a subsidiary of Tianwei Group and Dongfa Tianying, respectively, for the year ended December 31, 2007. Further, the Company purchased the polysilicon of RMB 148,343 and RMB 444,601 (US$65,167) from an entity whose director is a member of the Company’s senior management for the year ended December 31, 2007 and 2008, respectively. The Company imported the polysilicon of RMB 411,828 (US$60,363) from an entity whose equity shareholder is a minority shareholder of the Company’s foreign subsidiary in 2008. In addition, the Company purchased raw materials of RMB 83,149 (US$12,187), RMB 14,268 (US$2,091), RMB 23,646 (US$3,466) and RMB 2,596 (US$381) from the subsidiaries of Yingli Group, a subsidiary of Tianwei Group, Dongfa Tianying and an entity whose parent company’s controlling shareholder is a direct relative of the general manager of Yingli Beijing, respectively, for the year ended December 31, 2008.

(c)	It mainly represented the loans and advances to Yingli Group and its subsidiary. There amounts were interest-free and repayable on demand.

(d)	On August 9, 2006, Tianwei Yingli declared dividends of RMB 21,706 to Tianwei Baobian. Tianwei Baobian reinvested RMB 10,750 of this dividends in the form of a paid in capital contribution to Tianwei Yingli. The remaining dividends payable of RMB 10,956 is interest free and due on demand.

(18)	Capital Commitments

As of December 31, 2008, commitments outstanding for the purchase of property, plant and equipment approximated RMB 960,550 (US$140,792).

As of December 31, 2008, commitments outstanding for the purchase of polysilicon approximated RMB 5,953,363 (US$872,607).

(19)	Step-up Acquisitions

(a)	Goodwill

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
(Amounts in thousands, except share and per share data)

liabilities. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.

Goodwill arose resulting from the Company’s acquisition of minority interest in both Tianwei Yingli (as described below) and Chengdu Yingli. Goodwill is not deductible for tax purposes. The following table sets forth the changes in goodwill for the period August 7, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008:

RMB

Balances as of August 7, 2006 (date of inception)	—
Acquisition of additional equity interest in Tianwei Yingli	3,985

Balances as of December 31, 2006	3,985

Acquisition of additional equity interest in Tianwei Yingli	23,588
Acquisition of additional equity interest in Chengdu Yingli	283

Balances as of December 31, 2007	27,856

Acquisition of additional equity interest in Tianwei Yingli	245,810

Balances as of December 31, 2008	273,666

US$	40,112

On July 15, 2007, the Company acquired the remaining 36% equity interest in Chengdu Yingli for a cash consideration of RMB 720. The excess of purchase consideration over the fair value of the identifiable net assets, based on additional 36% ownership interest acquired, of RMB 283 was allocated to goodwill.

On November 20, 2006, December 18, 2006, June 25, 2007 and March 14, 2008, the Company made equity contributions of RMB 130,940, RMB 484,840, RMB 908,600 and RMB 1,750,840 (US$256,627) into Tianwei Yingli, respectively, which increased the Company’s equity interest in Tianwei Yingli to 53.98%, 62.13%, 70.11% and 74.01%, accordingly. The acquisitions of the minority interest were accounted for by the Company using the purchase method of accounting.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

The following table summarizes the purchase price allocated to the fair value of the Company’s share of the net assets acquired at acquisition dates:

	November 20,	December 18,	June 25,
	2006	2006	2007	March 14, 2008
	RMB	RMB	RMB	RMB	US$

Total cash consideration	130,940	484,840	908,600	1,750,840	256,627
Less: Ownership interest in cash consideration	(70,681)	(301,232)	(637,019)	(1,295,797)	(189,930)

Net cash consideration	60,259	183,608	271,581	455,043	66,697

Net tangible assets acquired (excluding deferred income taxes)	11,514	34,345	96,324	111,096	16,284
Deferred income tax liabilities, net	(3,622)	(11,537)	(16,084)	(19,643)	(2,879)
Identifiable intangible assets:
Trademarks	5,044	10,554	28,019	14,055	2,060
Technical know-how	25,432	82,177	51,301	46,066	6,752
Customer relationships	7,141	15,485	23,395	20,650	3,027
Order backlog	2,268	9,683	6,624	4,699	688
Short-term supplier contracts	2,761	1,542	—	—	—
Long-term supplier contracts	5,736	41,360	58,414	32,310	4,736
Goodwill	3,985	—	23,588	245,810	36,029

Purchase price allocated	60,259	183,608	271,581	455,043	66,697

The purchase price allocation for the acquisitions is primarily based on an appraisal performed by America Appraisal, as indicated in its valuation reports, together with management’s assessment based on their experience in photovoltaic manufacturing business in the PRC.

(b)	Intangible assets

As of December 31, 2007 and 2008, the Company’s intangible assets related to the Company’s acquisitions of equity interest in Tianwei Yingli and consisted of the followings:

	December 31, 2007
	Weighted Average	Gross Carrying	Accumulated
	Amortization Period	Amount	Amortization	Intangibles, Net
	Years	RMB	RMB	RMB

Trademark	Indefinite	43,617	—	43,617
Technical know-how	5.8	158,910	(23,526)	135,384
Customer relationship	5.8	46,021	(6,116)	39,905
Order backlog	1.3	18,575	(11,663)	6,912
Short-term supplier agreements	0.5	4,303	(4,303)	—
Long-term supplier agreements	8.8	105,510	—	105,510

Total		376,936	(45,608)	331,328

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

	December 31, 2008
	Weighted Average	Gross Carrying	Accumulated
	Amortization Period	Amount	Amortization	Intangibles, Net
	Years	RMB	RMB	RMB	US$

Trademark	Indefinite	57,672	—	57,672	8,453
Technical know-how	5.6	204,976	(58,396)	146,580	21,485
Customer relationship	5.8	66,671	(16,960)	49,711	7,286
Order backlog	1.3	23,274	(22,294)	980	144
Short-term supplier agreements	0.5	4,303	(4,303)	—	—
Long-term supplier agreements	9.0	137,820	—	137,820	20,201

Total		494,716	(101,953)	392,763	57,569

Technical know-how represents self-developed technologies, which were feasible at the acquisition date and included the design and configuration of the Company’s PV manufacturing line, manufacturing technologies and process for high efficiency silicon solar cells and provision of innovations for continuous improvement of cell efficiencies and manufacturing cost reduction. Management estimated that the economic useful life of technical know-how by taking into consideration of the remaining life cycle of the current manufacturing technologies.

Management estimated the useful life of the customer relationships based primarily on the historical experience of the Company’s customer attrition rate and management estimated sales to these customers in future years. The straight-line method of amortization has been adopted as the pattern in which the economic benefit of the customer relationship are used, cannot be reliably determined. Order backlog represents several unfulfilled sales agreements where delivery of goods is scheduled through March 2009.

The estimated fair values of short-term and long-term supply agreements were determined based on the present values of the after-tax cost savings of the Company’s short-term and long-term supply agreements. The after-tax cost savings of the Company’s short-term and long-term supply agreements were based on the difference of price of polysilicon between the agreed purchase price per the supply contracts and the forecasted spot market price at time of the forecasted inventory acquisition. The after-tax costs savings also considered the interest impact of making the pre-payments in accordance with the supply agreements payment terms. Management estimated the useful life of the short-term and long-term supply agreements based upon the contractual delivery periods specified in each agreement. The long-term supply agreements relate to four long-term polysilicon supply agreements with delivery period commencing in 2009. The intangible asset in connection with these four agreements will be amortized over the delivery period of 3 and 9 years, commencing in 2009.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

The aggregated amortization expense for intangible assets for the period August 7, 2006 to December 31, 2006 and the years ended December 31, 2007 and 2008 is as follows:

	August 7, 2006
	(Date of Inception) to	Year Ended December 31,
	December 31, 2006	2007	2008
	RMB	RMB	RMB	US$

Cost of revenues
Short-term supplier agreements	716	3,586	—	—
Selling expenses
Customer relationship	218	5,898	10,843	1,589
Order back-log	383	11,279	10,632	1,558
General and administrative expenses
Technical know-how	928	22,599	34,870	5,112

Total amortization expense	2,245	43,362	56,345	8,259

As of December 31, 2008, the estimated amortization expense for the next five years is as follows:

December 31,
RMB

2009	64,887
2010	63,909
2011	63,909
2012	62,763
2013	19,104

274,572

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(20)	Geographic Revenue Information

The following summarizes the Company’s revenue from the following geographic areas (based on the location of the customer):

	Predecessor	August 7, 2006
	From January 1, 2006	(Date of Inception) to	Year Ended December 31,
	to September 4, 2006	December 31, 2006	2007	2008
	RMB	RMB	RMB	RMB	US$
Europe:
- Germany	602,786	406,889	889,036	3,118,713	457,122
- Spain	78,595	157,474	2,606,125	3,041,767	445,844
- Italy	1,610	—	292,836	95,237	13,959
- France	—	—	556	291,814	42,772
- Belgium	—	—	2,507	58,716	8,606
- Others	64,640	22,202	3,854	26,899	3,943

Subtotal - Europe	747,631	586,565	3,794,914	6,633,146	972,246
PRC (excluding HK SAR, Macau and Taiwan)	30,941	50,028	61,098	186,488	27,334
HK SAR	83,799	70,786	103,794	—	—
United States of America	13	40,564	36,182	127,743	18,724
Japan	—	—	55,949	309,421	45,353
South Korea	—	—	2,045	287,193	42,095
Other countries	32,962	6,854	5,347	9,024	1,322

Total gross revenue	895,346	754,797	4,059,329	7,553,015	1,107,074
Sales tax and surcharge	(11,358)	(4)	(6)	—	—

Total net revenues	883,988	754,793	4,059,323	7,553,015	1,107,074

(21)	Subsequent Events

In January 2009, the Company acquired 100% of Cyber Power for a total consideration of US$77,583. Prior to the acquisition, Gold Sight International Limited (“Gold Sight”), the minority shareholder of Cyber Power, sold 30% equity interest in Cyber Power to Grand Avenue Group Limited (“Grand Avenue”), enabling Grand Avenue to then sell 100% of the issued and outstanding share capital of Cyber Power to the Company. In order to fund the acquisition, the Company also entered into a note purchase agreement with Trustbridge Partners II, L.P., an affiliate of Gold Sight, for up to US$50,000, US$20,000 of which was issued in connection with the financing of the Cyber Power acquisition. The notes carry an interest rate of 10% per annum and will be convertible at any time into the Company’s ordinary shares at an initial conversion rate of 17,699 ordinary shares per US$100 principal amount of notes, subject to adjustment under the terms of the indenture governing the notes. In March 2009, the conversion ratio was adjusted to the rate of 22,933.1499 ordinary shares per US$100 principal amount of the notes. In June 2009, the Company issued 2,000,000 ordinary shares to Trustbridge as a result of the conversion of approximately US$8,700 of the notes. Management believes that the acquired assets and liabilities do not

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

constitute a business within the meaning of SFAS No. 141R, “Business Combinations”. The assets and liabilities acquired by the Company are expected to be initially recognized at their relative fair values, as follows:

RMB

Assets acquired:
Property, plant and equipment	632,743
Land use rights	78,770
Other assets	116,236

Total assets acquired	827,749
Liabilities assumed:
Accounts payable	266,243
Other liabilities	26,766

Total liabilities assumed	293,009

In January 2009, Yingli China entered into a credit agreement with a fund managed by Asia Debt Management Hong Kong Limited (“ADM Capital”) for a three-year loan facility of up to US$50,000 with the interest rate of 12% per annum. In connection with the loan, the Company granted warrants to ADM Capital, exercisable with respect to approximately one-fifth of the warrants every six months starting from the drawdown date of the loan to the third anniversary of the drawdown date of the loan. Each warrant will provide for the right to acquire one ordinary share at an initial strike price based on the 20-trading day volume weighted average closing price per ADS on the New York Stock Exchange for the period prior to the issuance of the warrant, subject to customary anti-dilution and similar adjustments. In addition, the strike price of the warrants will be adjusted to the volume weighted average closing price per ADS on the New York Stock Exchange for the 20-trading day period commencing on the first business day following the announcement of the 2008 audited annual results if such adjusted strike price is less than 95% of the strike price then in effect, provided that such adjusted strike price may not be lower than 65% of the initial strike price. The warrant holders’ rights to exercise the warrants will terminate on the fifteenth day following the third anniversary of the drawdown date of the loan. The number of warrants to be granted will be determined based on the final size of the loan on the drawdown date but in no event will exceed 6,600,000. The Company may at its discretion settle the warrants in cash, shares or a mix of cash and shares. The Company has the obligation to purchase all unexercised warrants on the termination date at a price of US$7.00 per warrant. On April 7, 2009, the Company drew down US$50,000 and granted 4,125,000 warrants under the warrant agreement at an initial strike price of US$5.64.

In March 2009, Tianwei Yingli received a loan of RMB 180,000 from Shijiazhuang City Commercial Bank, and Yingli China received loans of RMB 90,000 and RMB 50,000 from Shijiazhuang City Commercial Bank and the Bank of Communications, Hebei Branch, respectively. Each of these loans has a term of 12 months and carries an interest rate of 5.31% per annum.

In March 2009, Fine Silicon Co., Ltd., a development stage enterprise which is an operating subsidiary of Cyber Power, received a loan of RMB 100,000 from Baoding Yingli Group Co. Ltd., which was entrusted through Baoding Urban District Rural Credit Union. The loan has a term of 12 months and carries an interest of 5.31% per annum.

In March 2009, Yingli China received a loan of RMB 300,000 from Baoding City Commercial Bank, which has a term of 16 months and carries an interest rate of 5.4% per annum.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY
(“Predecessor”)

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

In March 2009, Yingli China received a loan of RMB 80,000 from Huaxia Bank, Shijiazhuang Branch, which has a term of 12 months and carries an interest rate of 5.31% per annum.

In April 2009, Tianwei Yingli has entered into an export seller’s credit facility and an import credit facility with the Export-Import Bank of China (“China Eximbank”). Under the credit facilities, China Eximbank has agreed to provide Tianwei Yingli long-term credit lines of up to an aggregate amount of RMB 1 billion for a term of 18 months, RMB 700 million of which will accrue interest at a rate below the benchmark interest rate set by the People’s Bank of China. The new credit lines will replace all previous short-term credit lines in an aggregate amount of RMB 1 billion provided by China Eximbank which the Company borrowed in October 2008.