Form 20-F
period 2009-12-31
YINGLI GREEN ENERGY HOLDING CO LTD
filed 2010-06-25
CIK 1394029

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 148,527,450 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☑ Yes  ☐ No

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

ANNUAL REPORT ON FORM 20-F

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report to:

•	“€” and “Euro” are to the legal currency of the member states of the European Union that adopted such currency as their single currency in accordance with the Treaty Establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7, 1992);

•	“US$” and “U.S. dollars” are to the legal currency of the United States;

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to the American depositary shares, each representing one ordinary share, par value US$0.01 per share, of our company;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“convertible senior notes” are to our zero coupon convertible senior notes due 2012;

•	“RMB” and “Renminbi” are to the legal currency of the PRC;

•	“shares” and “ordinary shares” are to our ordinary shares, par value US$0.01 per share; and

•	“we,” “us” “our” and “our company” refer to Yingli Green Energy Holding Company Limited, a company incorporated in the Cayman Islands, all direct and indirect consolidated subsidiaries of Yingli Green Energy Holding Company Limited, and our predecessor, Baoding Tianwei Yingli New Energy Resources Co., Ltd., or Tianwei Yingli, and its consolidated subsidiary, unless the context otherwise requires or as otherwise indicates.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

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

The selected consolidated statement of operations data (other than ADS data) and other consolidated financial data for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this annual report.

The selected consolidated statement of operations data (other than ADS data) and other consolidated financial data for the period from August 7, 2006 (date of inception) through December 31, 2006 and the selected consolidated balance sheet data as of December 31, 2006 have been derived from our audited consolidated financial statements, prior to the reclassification, not included in this annual report. The selected consolidated statement of operations data and other consolidated financial data for the year ended December 31, 2005 and for the period from January 1, 2006 through September 4, 2006 and the selected consolidated balance sheet data as of December 31, 2005 have been derived from the audited consolidated financial statements of our predecessor, Tianwei Yingli, prior to the reclassification, not included in this annual report.

The selected consolidated balance sheet data as of December 31, 2007 has been derived from our unaudited consolidated financial statements, which is not included in this annual report. On January 1, 2009, We adopted FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), included in ASC Topic 470-20, Debt with conversion and Other Option, which requires recognition of both the liability and equity components of convertible debt instruments with cash settlement features. The debt component is required to be recognized at the fair value of a similar instrument that does not have an associated equity component. The equity component is recognized as the difference between the proceeds from the issuance of the convertible debt and the fair value of the liability, after adjusting for the deferred tax impact. ASC Topic 470-20 also requires accretion of the resulting debt discount over the expected life of the convertible debt. ASC Topic 470-20 is required to be applied retrospectively to prior periods, and accordingly, our historical selected financial data has been retrospectively adjusted to reflect the adoption of ASC Topic 470-20. A more in-depth discussion of how the adoption of ASC Topic 470-20 impacted our consolidated financial statements can be found in the accompanying notes to our consolidated financial statements. Accordingly, our consolidated balance sheet as of December 31, 2007 has been adjusted and was not audited by our independent registered public accountants.

The consolidated financial statements of each of Yingli Green Energy and Tianwei Yingli have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	Predecessor		Yingli Green Energy
		For the	For the
		Period from	Period from
	For the	January 1,	August 7,
	Year Ended	2006 through	2006 through	For the Year Ended December 31,
	December 31,	September 4,	December 31,	2007	2008
	2005	2006	2006	(As adjusted)(7)	(As adjusted)(7)	2009
			(In thousands, except share, ADS, per share and per ADS data)
	(In thousands of RMB)		RMB	RMB	RMB	RMB	US$
Consolidated Statement of Operations Data
Net revenues	361,794	883,988	754,793	4,059,323	7,553,015	7,254,869	1,062,844
Gross profit(6)	113,346	282,413	189,862	1,040,604	1,767,216	1,714,373	251,157
Income from operations(8)	83,675	234,631	132,288	679,543	1,153,300	318,550	46,668
Interest expense	(5,278)	(22,441)	(25,789)	(65,945)	(162,131)	(376,336)	(55,133)
Foreign currency exchange gains (losses)	(1,812)	(3,406)	(4,693)	(32,662)	(66,286)	38,389	5,624
Gain (loss) on debt extinguishment	2,165	—	(3,908)	—	—	(244,744)	(35,855)
Loss from revaluation of embedded derivative	—	—	—	—	—	(231,345)	(33,892)
Income tax benefit (expense)(8)	(12,736)	(22,546)	(22,968)	(12,928)	5,588	31,831	4,663
(Earnings) loss attributable to the noncontrolling interests(8)	36	76	(45,285)	(192,612)	(293,300)	(78,865)	(11,554)
Net income (loss) attributable to Yingli Green Energy(1)(8)	65,954	186,223	30,017	387,909	653,826	(531,595)	(77,880)
Net income (loss) applicable to Yingli Green Energy’s ordinary shareholders(8)			23,048	334,758	653,826	(531,595)	(77,880)
Basic earnings (loss) per share applicable to ordinary shareholders(1)(2)(8)			0.36	2.99	5.13	(3.83)	(0.56)

	Predecessor		Yingli Green Energy
		For the	For the
		Period from	Period from
	For the	January 1,	August 7,
	Year Ended	2006 through	2006 through	For the Year Ended December 31,
	December 31,	September 4,	December 31,	2007	2008
	2005	2006	2006	(As adjusted)(7)	(As adjusted)(7)	2009
			(In thousands, except share, ADS, per share and per ADS data)
	(In thousands of RMB)		RMB	RMB	RMB	RMB	US$
Diluted earnings (loss) per share applicable to ordinary shareholders(1)(2)(8)			0.36	2.88	5.05	(3.83)	(0.56)
Basic earnings (loss) per ADS(1)(2)(8)			0.36	2.99	5.13	(3.83)	(0.56)
Diluted earnings (loss) per ADS(1)(2)(8)			0.36	2.88	5.05	(3.83)	(0.56)

Weighted average ordinary shares and ADSs outstanding
Basic			56,510,959	97,444,766	127,419,040	138,759,177	138,759,177
Diluted			56,905,878	101,023,067	129,494,385	138,759,177	138,759,177

	Predecessor
		For the Period	Yingli Green Energy
		from	For the Period
	For the Year	January 1,	from August 7,	For the Year
	Ended	2006 through	2006 through	Ended December 31,
	December 31,	September 4,	December 31,	2007	2008
	2005	2006	2006	(As adjusted)(7)	(As adjusted)(7)	2009
	(In percentages)

Other Consolidated Financial Data
Gross profit margin(3)(6)	31.3%	31.9%	25.2%	25.6%	23.4%	23.6%
Operating profit margin(3)(8)	23.1%	26.5%	17.5%	16.7%	15.3%	4.4%
Net profit/(loss) margin(3)(8)	18.2%	21.1%	4.0%	9.6%	8.7%	(7.3%)

	Predecessor	Yingli Green Energy
	As of December 31,	As of December 31,
	2005	2006	2007	2008	2009
			(As adjusted)(7)	(As adjusted)(7)
	(In thousands	(In thousands	(In thousands	(In thousands	(In thousands	(In thousands
	of RMB)	of RMB)	of RMB)	of RMB)	of RMB)	of US$)
Consolidated Balance Sheets Data
Cash	14,865	78,455	961,077	1,108,914	3,248,086	475,847
Accounts receivable, net(8)	40,505	281,921	1,240,844	1,441,949	1,750,898	256,508
Inventories	106,566	811,746	1,261,207	2,040,731	1,665,021	243,927
Prepayments to suppliers(8)	123,452	134,823	1,056,776	774,014	329,457	48,266
Total current assets(8)	334,673	1,722,295	5,072,908	6,061,133	7,956,475	1,165,631

	Predecessor	Yingli Green Energy
	As of December 31,	As of December 31,
	2005	2006	2007	2008	2009
			(As adjusted)(7)	(As adjusted)(7)
	(In thousands	(In thousands	(In thousands	(In thousands	(In thousands	(In thousands
	of RMB)	of RMB)	of RMB)	of RMB)	of RMB)	of US$)
Long-term prepayments to suppliers	—	226,274	637,270	674,164	678,311	99,373
Property, plant and equipment, net	341,814	583,498	1,479,829	3,385,682	6,573,851	963,075
Total assets	704,775	2,813,461	7,657,579	11,067,796	16,257,105	2,381,680
Short-term bank borrowings, including current portion of long-term bank debt(4)	346,757	267,286	1,261,275	2,044,200	3,501,027	512,903
Convertible senior notes	—	—	—	—	1,291,843	189,256
Total current liabilities	561,808	649,002	1,519,577	2,829,419	6,939,388	1,016,626
Convertible senior notes	—	—	1,219,808	1,214,813	—	—
Long-term bank debt, excluding current portion	—	—	—	662,956	752,809	110,287
Total liabilities	567,617	1,339,878	2,859,346	4,895,526	8,071,246	1,182,444
Ordinary shares(2)	—	4,745	9,884	9,922	11,363	1,665
Noncontrolling interests(8)	569	387,716	754,799	1,395,151	1,550,785	227,191
Total owners’ / shareholders’ equity	137,158	1,473,583	4,798,233	6,172,270	8,185,859	1,199,236

	For the Year Ended December 31,
	2005	2006	2007	2008	2009

Consolidated Operating Data
PV modules sold (in megawatts)(5)	11.9	51.3	142.5	281.5	525.3

(1)	Commencing January 1, 2007, our primary operating subsidiary, Tianwei Yingli, began enjoying certain exemptions from income tax. Prior to January 1, 2007, there was no tax exemption in place.

The net income (loss) attributable to Yingli Green Energy effects and basic and diluted earnings (loss) per share effects of the tax holiday for the years ended December 31, 2007, 2008 and 2009 are as follows:

	For the Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
	(In thousands, except per share data)

Net income (loss) attributable to Yingli Green Energy	78,357	196,873	(51,226)	(7,505)
Basic earnings (loss) per share	0.80	1.55	(0.37)	(0.05)
Diluted earnings (loss) per share	0.78	1.52	(0.37)	(0.05)

(2)	Tianwei Yingli, our predecessor, is not a share-based company and had no outstanding shares for the periods presented, and therefore, we have not presented ordinary shares or earnings per share for Tianwei Yingli.

(3)	Gross profit margin, operating profit margin and net profit/(loss) margin represent gross profit, operating profit and net profit or loss attributable to Yingli Green Energy, respectively, divided by net revenues.

(4)	Includes loans guaranteed or entrusted by related parties, which amounted to RMB 234.0 million, RMB 233.0 million, RMB 470.2 million, nil and RMB 370.0 million (US$54.2 million), as of December 31, 2005, 2006, 2007, 2008 and 2009, respectively.

(5)	PV modules sold, for a given period, represents the total PV modules, as measured in megawatts, delivered to customers under the then effective supply contracts during such period.

(6)	Our previously reported audited consolidated statements of operations for the year ended December 31, 2005, the period from January 1, 2006 to September 4, 2006, the period from August 7, 2006 to December 31, 2006, the years ended December 31, 2007 and 2008 have been revised to reflect a reclassification of the warranty cost of RMB 3.5 million, RMB 8.7 million, RMB 7.0 million, RMB 40.1 million and RMB 74.0 million and shipping and delivery costs relating to solar module sales of RMB 1.6 million, RMB 1.4 million, RMB 2.9 million, RMB 43.7 million and RMB 63.6 million from cost of revenues to selling expenses in order to better reflect the selling related nature of these expenses and to increase the comparability of information with our major competitors.

(7)	Due to the adoption and retroactive application of FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), included in ASC Topic 470-20, Debt with Conversion and Other Option, our previously reported 2007 and 2008 financial results have been revised to reflect an increase in interest expense from RMB 64.8 million to RMB 65.9 million and from RMB 149.2 million to RMB 162.1 million in the year ended December 31, 2007 and 2008, a decrease in current assets from RMB 28.6 million to RMB 27.3 million and from RMB 40.5 million to RMB 39.6 million as of December 31, 2007 and 2008 and a decrease in convertible senior notes from RMB 1,262.7 million to RMB 1,219.8 million and from RMB 1,241.9 million to RMB 1,214.8 million as of December 31, 2007 and 2008, respectively.

(8)	Our previously reported unaudited 2009 financial results have been revised to reflect an additional bad debt expense of RMB 131.1 million and an additional write-off of prepayments to suppliers of RMB 31.4 million, which resulted in an increase in operating expense from RMB 1,233.3 million to RMB 1,395.8 million, a change from income tax expense of RMB 32.9 million to income tax benefit of RMB 31.8 million and a decrease in earnings attributed to noncontrolling interests from RMB 104.3 million to RMB 78.9 million.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB 6.8259 to US$1.00, the noon buying rate in effect as of December 31, 2009. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On June 18, 2010, the noon buying rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board was RMB 6.8267 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate(1)
Period	Period End	Average(2)	High	Low
	(RMB per US$1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9192	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2009
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8310	6.8245
June (through June 18)	6.8267	6.8298	6.8323	6.8267

(1)	Source: Federal Reserve Bank of New York for 2008 and prior periods and H.10 weekly statistical release of the Federal Reserve Board for January 2009 and later periods.

(2)	Annual averages are calculated by averaging exchange rate on the last business day of each month or the elapsed portion thereof during the relevant period. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Us and the PV Industry

Adverse economic conditions in our target markets as well as an increased supply of PV modules has had and may continue to have a material adverse affect on our profitability and results of operations.

Demand for our products substantially depends on the general economic conditions in our target markets. The economies of many countries around the world, including those in our target markets, have recently experienced a period of slow economic growth and adverse credit market conditions as a result of the global financial crisis. As PV system projects generally require significant upfront capital expenditures, our customers have historically relied on financing for the purchase of our products. As a result of weakened macroeconomic conditions and in particular the adverse credit market conditions, our customers have experienced difficulty in obtaining financing on attractive terms or at all. As a result, the growth in demand for PV modules has declined significantly since the fourth quarter of 2008. Although the credit market conditions have improved since the second quarter of 2009, which has contributed to an overall increase in the demand for our products in the second half of 2009, we cannot assure you that demand for our PV modules will continue to increase or remain at its current level, or such demand will not decline again in the future.

In addition, the supply of PV modules has increased due to production capacity expansion by PV module manufacturers worldwide in recent years which, together with weakened demand for PV modules, has resulted in a decline of prices of PV modules beginning in the fourth quarter of 2008. Decreases in the prices of other energy resources such as oil may also have contributed to the decline of prices of PV modules. The average selling price of our PV modules decreased significantly since the fourth quarter of 2008. While we have achieved cost savings through vertical integration, economies of scale and technological improvements, the decrease in the average selling price of our PV modules primarily caused our gross profit margin to decrease significantly from 24.1% in the third quarter of 2008 to 14.8% in the fourth quarter of 2008. As the demand for our products increased along with the improved macroeconomic environment since the second half of 2009 and due to our continuing efforts to achieve additional cost savings, we were able to improve our gross profit margin throughout 2009, from 16.7% in the first quarter to 19.8%, 22.5% and 29.6% in the second, third and fourth quarter of 2009, respectively, after giving effect to the reclassification in certain accounting treatment in 2009. However, there can be no assurance that the demand for our products will continue to increase or remain at the current level in the near future or our cost saving efforts will continue to improve our profitability or prevent our profit margin from further declining under the current macroeconomic conditions. If we experience declines in demand for our products or decreases in the average selling price of our PV modules again in the future, our financial condition and results of operation could be materially and adversely affected.

The high cost or inaccessibility of financing for solar energy projects has adversely affected and may continue to adversely affect demand for our products and materially reduce our revenue and profits.

If financing for solar energy projects continues to be more costly than the recent years or becomes inaccessible, the growth of the market for solar energy applications may be materially and adversely affected, which could adversely affect demand for our products and materially reduce our revenue and profits. For example, the average selling price of our PV modules decreased significantly from the fourth quarter of 2008 to the second quarter of 2009, partly due to the tightened credit for PV system project financing as the result of the recent global financial crisis. In addition, rising interest rates could render existing financings more expensive, as well as present an obstacle for potential financings that would otherwise spur the growth of the PV industry. Furthermore, some countries, government agencies and the private sector have, from time to time, provided subsidies or financing on preferred terms for rural electrification programs. Some of our products are used in “off-grid” solar energy applications, where solar energy is provided to end users independent of an electricity transmission grid. We believe that the availability of financing could have a significant effect on the level of sales of off-grid solar energy applications, particularly in developing countries where users may not have sufficient resources or credit to otherwise acquire PV systems. If these existing financing programs are reduced or eliminated or if financings for solar energy projects continue to be tight or become more expensive, demand for our products would be adversely affected and our revenue and profits could decline.

A significant reduction in or discontinuation of government subsidies and economic incentives may have a material adverse effect on our results of operations.

Demand for our products substantially depends on government incentives aimed to promote greater use of solar power. In many countries in which we are currently or intend to become active, the PV markets, particularly the market for “on-grid” PV systems, would not be commercially viable without government incentives. This is because the cost of generating electricity from solar power currently exceeds, and we believe will continue to exceed for the foreseeable future, the cost of generating electricity from conventional or non-solar renewable energy sources. In addition, we also receive limited amounts of government subsidies and economic incentives in China, such as research and development subsidies granted by the PRC government.

The scope of the government incentives for solar power depends, to a large extent, on political and policy developments in a given country related to environmental, economic or other concerns, which could lead to a significant reduction in or a discontinuation of the support for renewable energy sources in such country. For example, in September 2008, Spain set a cap of 500 megawatts for feed-in tariffs for solar power in 2009, which is expected to have significantly reduced incentives for new solar energy project installations. In 2009, the German government reduced its solar feed-in-tariffs by 9%. In March 2010, the German government announced, subject to the approval of the German parliament, the reduction of feed-in-tariffs for rooftop installations and ground-mounted installations on commercial land and ground-mounted installations on converted land by 16%, 15% and 11%, respectively, which may result in a significant fall in the prices of and demand for PV products in Germany. In addition, in certain countries, including countries to which we export PV products, government financial support of PV products has been, and may continue to be, challenged as being unconstitutional or otherwise unlawful. A significant reduction in the scope or discontinuation of government incentive programs, especially in our target markets, would have a material adverse effect on the demand for our PV modules as well as our results of operations.

Our polysilicon cost may increase as a result of entering into fixed, prepaid arrangements with our suppliers, and the excess costs and expenses to operate and manage our in-house polysilicon production may materially and adversely affect our results of operation.

Polysilicon is the most important raw material used in the production of our PV products. To maintain competitive manufacturing operations, we depend on timely delivery by our suppliers of polysilicon in sufficient quantities and of appropriate quality. There had been an industry-wide shortage of polysilicon supply in recent years until the fourth quarter of 2008, during which period we entered into short-term, medium-term and long-term supply contracts with fixed prices to secure our polysilicon supply. Since the fourth quarter of 2008, as the result of increased polysilicon manufacturing capacity and the decrease in the demand for polysilicon due to the recent global financial crisis, the price of polysilicon has decreased significantly. In response to the significant decrease in polysilicon price, we have renegotiated with our suppliers to reduce the purchase price for a substantial amount of polysilicon supplied under certain of our prior polysilicon supply contracts. If the polysilicon prices continue to decline, we cannot assure you that we can renegotiate with our suppliers to further decrease the contract price to the market rate. If the price under our current contracts is higher than the market price of polysilicon, we will have higher cost of polysilicon compared with other competitors who purchase their polysilicon from the spot market. In addition, if the demand for our PV modules decreases and our supply contracts require us to purchase more polysilicon than we need to meet the decreased customers’ demand, we may incur cost associated with carrying excess inventory.

In order to address the shortage of polysilicon and supplement our purchase from third-party polysilicon suppliers, we acquired Fine Silicon in January 2009 and have developed it into our in-house polysilicon production subsidiary. Fine Silicon is expected to reach its full production capacity of 3,000 tons of polysilicon per year by the end of 2010. However, we cannot assure you that the polysilicon production at Fine Silicon will be cost-effective. If the market price of polysilicon decreases below the cost of polysilicon produced by Fine Silicon, our use of polysilicon produced by Fine Silicon will increase our cost of revenues. Such increased cost of revenues, combined with the costs and expenses for operating Fine Silicon, will materially and adversely affect our results of operations.

To the extent we are not able to pass these increased costs and expenses on to our customers, we may be placed at a competitive disadvantage vis-à-vis our competitors, and our business, cash flows, financial condition and results of operations may be materially and adversely affected.

Our dependence on a limited number of suppliers for a substantial majority of polysilicon could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.

In 2007, 2008 and 2009, our five largest suppliers supplied in the aggregate approximately 73.9%, 55.0% and 84.5%, respectively, of our total polysilicon purchases. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, decreased revenue and loss of market share. In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Some of our suppliers have a limited operating history and limited financial resources, and the contracts we entered into with these suppliers do not clearly provide for remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. While Fine Silicon, our wholly owned polysilicon production subsidiary, is expected to reach its full production capacity by the end of 2010, we do not expect its production to meet our entire polysilicon needs in the near future. As a result, we expect to continue to rely on third-party polysilicon suppliers for a significant portion of our polysilicon needs and any disruption in the supply of polysilicon to us may adversely affect our business, financial condition and results of operations.

Historically, due to a shortage of raw materials for the production of PV modules, increased market demand for polysilicon raw materials, the failure by some polysilicon suppliers to achieve expected production volumes and certain other factors, a few of our polysilicon suppliers failed to fully perform on their polysilicon supply contractual commitments to us, and we consequently did not receive part of the contractually agreed quantities of polysilicon raw materials from these suppliers. While we were able to replace such expected deliveries of polysilicon through purchases from the spot market and new supply contracts, we cannot assure you that any future failure of our suppliers to deliver agreed quantities of polysilicon could be substantially replaced in a timely manner or at all through spot market purchases or new supply contracts or that the price of such purchases or terms of such contracts will be favorable to us.

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

We currently expect that our results of operations will, for the foreseeable future, continue to depend on the sale of our PV modules to a relatively small number of customers until we become successful in significantly expanding our customer base or diversifying product offerings. In 2007, 2008 and 2009, sales to our customers that individually exceeded 10% of our net revenues accounted for approximately 45.2%, 11.6% and 16.9%, respectively, of our net revenues. Our relationships with such key customers have been developed over a short period of time and are generally in their early stages. We cannot assure you that we will continue to generate significant revenues from these customers or that we will be able to maintain these customer relationships. In addition, our business is affected by competition in the market for the products that many of our major customers sell, and any decline in the businesses of our customers could reduce the purchase of our products by these customers. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

In addition, a significant portion of our outstanding accounts receivable are derived from sales to a limited number of customers. As of December 31, 2007, 2008 and 2009, our five largest outstanding accounts receivable balance (net of provisions) accounted for approximately 83.2%, 81.2% and 38.9%, respectively, of our total outstanding accounts receivable. We are exposed to the credit risk of these customers, some of which are new customers with whom we have not had extensive business dealings historically. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

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

Advance payment arrangements between us and some of our polysilicon suppliers and many of our equipment suppliers expose us to the credit risks of such suppliers and may increase our costs and expenses, which could in turn have a material adverse effect on our liquidity.

Although we have not made any advance prepayments to our polysilicon suppliers since 2009, we had long-term prepayment balances for polysilicon in a total amount of RMB 678.3 million (US$99.4 million) as of December 31, 2009 under our long-term contracts entered into prior to 2009. In addition, under existing supply contracts with many of our equipment suppliers, consistent with the industry practice, we make advance payments to our suppliers prior to the scheduled delivery dates for equipment. In many such cases, we make the advance payments without receiving collateral for such payments. As a result, our claims for such payments would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Under such circumstances, our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

Our growth strategy requires substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment and dedicated management attention, and our failure to complete our expansion plans or otherwise effectively manage our growth could have a material adverse effect on the growth of our sales and earnings.

Our future success depends on our ability to expand our manufacturing capacity. If we are unable to do so, we will not be able to attain the desired level of economies of scale in our operations or lower our marginal production costs to the level necessary to effectively maintain our pricing and other competitive advantages. We have made substantial capital expenditures for our growth in the past and future expansions. For example, we completed a 200 megawatt capacity expansion project in July 2009, bringing our total annual production capacity to 600 megawatt. Fine Silicon, our wholly-owned polysilicon production subsidiary, started trial production in late 2009 and is expected to reach its full capacity of 3,000 tons per year by the end of 2010. In addition, we are implementing a 300 megawatt production capacity expansion project in Baoding and a 100 megawatt production capacity expansion project in Hainan Province, each of which we expect will reach full production capacity by the end of 2010. Our growth strategy has required and will continue to require substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment, dedicated management attention and the recruitment and training of new employees and is subject to significant risks and uncertainties, including:

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

Our strategy includes plans to grow both organically and through acquisitions, participation in joint ventures or other strategic alliances with suppliers or other companies in China and overseas along the PV industry value chain. For example, in January 2009, we completed the acquisition of Cyber Power and its principal operating subsidiary, Fine Silicon, to establish our own in-house polysilicon production capacity. Joint ventures and strategic alliances may expose us to new operational, regulatory, market and geographic risks as well as risks associated with additional capital requirements.

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

We may not be able to ramp up our in-house polysilicon manufacturing capacity on schedule or at all.

Fine Silicon, our wholly owned polysilicon production subsidiary, started trial production in late 2009 and is expected to reach its full production volume of 3,000 tons per year by the end of 2010. To fully ramp up Fine Silicon’s production capacity, we will need to continue to integrate the personnel we have hired and build an effective team and infrastructure to oversee the operation of the production facilities. We cannot assure you that we will be able to fully ramp up our polysilicon production capacity on schedule or at all. Our ability to successfully ramp up polysilicon manufacturing capacity is subject to various risks and uncertainties, including:

•	the need to procure supplies of consumables and other materials at reasonable costs and on a timely basis;

•	equipment testing delays and cost overruns;

•	difficulties in recruitment and training of additional skilled employees, including technicians and managers at different levels;

•	diversion of significant management attention and other resources; and

•	delays or denials of required permits and approvals for our plant construction and operations, including but not limited to environmental approvals, by relevant government authorities.

We only have very limited experience in polysilicon production and may not be successful in producing polysilicon cost-effectively.

We started trial production of polysilicon through Fine Silicon in late 2009. Prior to that, we had no experience in polysilicon production. The technology used to manufacture polysilicon is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture polysilicon could interrupt manufacturing, reduce yields or cause a portion of the polysilicon to be difficult or costly to use in wafer production, which would negatively affect our profitability. In the process of ramping up our polysilicon production capacity, if we are unable to overcome technological difficulties, we may be unable to achieve cost-effective production of polysilicon, which could prevent us from successfully implementing our business plans.

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

We recognized a net foreign currency exchange loss of RMB 66.3 million in 2008, primarily due to the depreciation of the U.S. dollar and the Euro against the Renminbi resulting in a foreign currency exchange loss of RMB 173.2 million in 2008, which was partially offset by a gain of RMB 106.9 million from foreign currency forward contracts realized in the fourth quarter of 2008. In 2009, we recognized a net foreign currency exchange gain of RMB 38.4 million (US$5.6 million), primarily due to the appreciation of the Euro against the Renminbi during the second and third quarters of 2009. In addition, we have entered into hedging and foreign currency forward arrangements to limit our exposure to foreign currency exchange risk. However, we will continue to be exposed to foreign currency exchange risk to the extent that our hedging and foreign currency forward arrangements do not cover all of our expected revenues denominated in foreign currencies. We cannot predict the effect of exchange rate fluctuations on our foreign currency exchange gains or losses in the future. We may continue to reduce the effect of such exposure through hedging or other similar arrangements, but because of the limited availability of such instruments in China, we cannot assure you that we will always find a hedging arrangement suitable to us, or that such derivative activities will be effective in managing our foreign exchange risk.

In addition, our reporting currency is Renminbi and our sales denominated in foreign currencies need to be translated into Renminbi when they are recorded as our revenues. Therefore, depreciation of foreign currencies in which our sales are denominated, such as the Euro and the U.S. dollar, against the Renminbi will cause our reported revenues to decline. For example, the decrease in our total net revenues in the fourth quarter of 2008 was partially attributable to the depreciation of the Euro against the Renminbi in the fourth quarter of 2008 as a majority of our PV module shipments in the quarter were under contracts denominated in Euros, and the depreciation of the Euro against the Renminbi in 2009 has also adversely affect our total net revenues. Any further depreciation of foreign currencies in which our sales are denominated against the Renminbi will continue to adversely affect our revenues and results of operations.

Our product development initiatives and other research and development efforts may fail to improve manufacturing efficiency or yield commercially viable new products.

We are making efforts to improve our manufacturing processes and improve the quality of our PV products. We believe the efficient use of polysilicon is essential to reducing our manufacturing costs. We have been exploring several measures to improve the efficient use of polysilicon in our manufacturing process, including reducing the thickness of silicon wafers. However, the use of thinner silicon wafers may have unforeseen negative consequences, such as increased breakage and reduced reliability and conversion efficiency of our PV cells and modules. As a result, reducing the thickness of silicon wafers may not lead to the cost reductions we expect to achieve, while at the same time it may reduce customer satisfaction with our products, which in turn could have a material adverse effect on our customer relationships, reputation and results of operations. In addition, we also plan to reduce manufacturing costs by utilizing polysilicon scraps and lower-grade polysilicon in our production of ingots and wafers. However, while the addition of monocrystalline silicon to our production of ingots and wafers may reduce costs of polysilicon supply, we cannot assure you that such benefits will not be outweighed by the additional costs of equipment and production costs to produce monocrystalline silicon.

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

In order to meet the increasing demand for our products and further drive down costs through increased cell conversion efficiency and the larger scale of manufacturing, we started to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells, in June 2009. On the Project PANDA pilot line, we have successfully produced next-generation cells with an average efficiency rate of 18.5% since the third quarter of 2009. However, as we are new to the monocrystalline technology, we may not be able to overcome all technical challenges in the process of commercializing the technology developed from Project PANDA. In addition, we only have limited experience with customer demands in the monocrystalline PV market and may not be able to adapt to the monocrystalline PV market conditions. The established and more experienced competitors in the monocrystalline PV market may possess superior technology and have better known brand names than us. If we fail to successfully commercialize our monocrystalline PV technology or are unable to operate competitively in the monocrystalline market, we may not be able to recover the cost of our investments, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to achieve satisfactory output of our PV modules and PV systems could result in a decline in sales.

The manufacture of PV modules and PV systems is a highly complex process. Disruptions or deviations in one or more components of the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in no output. Historically, we had from time to time experienced lower-than-anticipated manufacturing output during the ramp-up of production lines. This often occured during the production of new products, the installation of new equipment or the implementation of new process technologies. As we bring additional lines or facilities into production, we may operate at less than intended capacity during the ramp-up period and produce less output than expected. This would result in higher marginal production costs which could have a material adverse effect on our profitability.

Unsatisfactory performance of or defects in our products may cause us to incur additional warranty expenses, damage our reputation and cause our sales to decline.

Currently, our PV modules sold to customers outside of China typically carry a five-year limited warranty for defects in materials and workmanship, although historically our PV modules were typically sold with a two-year limited warranty for such defects. In addition, our PV modules typically carry a ten-year and twenty-five-year limited warranty against declines of initial power generation capacity by more than 10.0% and 20.0%, respectively. As a result, we bear the risk of extensive warranty claims long after we sell our products and recognize revenues. As we began selling PV modules only since January 2003, a small portion of our PV modules has been in use for more than five years. For our PV systems sold in China, we provide a one-to five-year limited warranty against defects in modules, storage batteries and certain other system parts. As of December 31, 2007, 2008 and 2009, our accrued warranty costs amounted to RMB 60.8 million, RMB 123.6 million and RMB 189.2 million (US$27.7 million), respectively. In addition, because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate, and because our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty by us for our products will be adequate in light of the actual performance of our products. If we experience a significant increase in warranty claims, we may incur significant repair and replacement costs associated with such claims. Furthermore, widespread product failures will damage our reputation and customer relationships and may cause our sales to decline, which in turn could have a material adverse effect on our financial condition and results of operations.

We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.

We are exposed to risks associated with product liability claims if the use of our PV products results in injury. Since our PV products are components of electricity producing devices, it is possible that users could be injured or killed by our PV products, whether by product malfunctions, defects, improper installation or other causes. We do not maintain any business interruption insurance coverage. As a result, we may have to pay, out of our own funds, for financial and other losses, damages and liabilities, including those in connection with or resulting from third-party product liability claims and those caused by natural disasters and other events beyond our control, which could have a material adverse effect on our financial condition and results of operations.

We obtain some of the equipment used in our manufacturing process from a small number of selected suppliers and if our equipment is damaged or new or replacement equipment is not delivered to us in a timely manner or is otherwise unavailable, our ability to deliver products timely will suffer, which in turn could result in cancellations of orders and loss of revenue for us.

Some of the equipment used in our production of polysilicon ingots, wafers, PV cells and PV modules, such as ingot casting furnaces, diffusion furnaces and wire saws, have been customized to our specifications, are not readily available from multiple vendors and would be difficult to repair or replace. There are also limited sources of supply for the principal polysilicon manufacturing equipment we use and we may not be able to replace such sources at reasonable costs and on a timely basis or at all. If any of our key equipment suppliers were to experience financial difficulties or go out of business, we may have difficulties with repairing or replacing our key equipment in the event of any damage to or a breakdown of such equipment. Furthermore, new or replacement equipment may not be delivered to us in a timely manner. In such cases, our ability to deliver products in a timely manner would suffer, which in turn could result in cancellations of orders from our customers and loss of revenue for us. In addition, the equipment we need for our expansion is in high demand. A supplier’s failure to deliver the equipment in a timely manner, in sufficient quantity and on terms acceptable to us could delay our capacity expansion and otherwise disrupt our production schedule or increase our production costs.

As the practice of requiring our customers to make advance payments when they place orders with us has diminished, we have experienced and will continue to experience increased needs to finance our working capital requirements and are exposed to increased credit risk, which may materially and adversely affect our financial position and results of operations.

Historically, we required many of our customers to make an advance payment of a certain percentage of their orders, a business practice that helped us to manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. However, this practice has diminished, which in turn has increased our need to obtain additional short-term borrowings to fund our current cash requirements. We may not be able to secure additional financing on a timely basis or on terms acceptable to us or at all. Currently, a significant portion of our revenue is derived from credits sales to our customers, generally with payments due within two months. As a result, the general decrease in the use of cash advance payments has negatively impacted our short-term liquidity and, coupled with increased sales to a small number of major customers, exposed us to additional and more concentrated credit risk since a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2007, 2008 and 2009, our five largest outstanding accounts receivable balance accounted for approximately 83.2%, 81.2% and 38.9%, respectively, of our total outstanding accounts receivable. The failure of any of these or other customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. For example, as the result of two customers’ prolonged failure to settle accounts receivable, we made a total provision of RMB 315.5 million (US$46.2 million) in 2009 for the doubtful accounts receivable related to these two customers. Although we have been able to maintain adequate working capital primarily through short-term borrowing, our convertible senior notes offering, the follow-on offering, other debt issuances and long-term bank borrowings, any failure by our customers to settle outstanding accounts receivable in the future could materially and adversely affect our cash flow, financial condition and results of operations.

We face risks associated with the marketing and sale of our PV products internationally, and if we are unable to effectively manage these risks, our ability to expand our business abroad will be limited.

In 2007, 2008 and 2009, we sold 98.5%, 97.5% and 95.5%, respectively, of our products to customers outside of China, including customers in Germany, Spain, Italy, Greece, France, South Korea and the United States. We intend to further grow our business activities in international and domestic markets, in particular in the United States, Spain, South Africa and selected countries in southern Europe and Southeast Asia where we believe the PV market is likely to grow significantly in the near term. The marketing and sale of our PV products to international markets expose us to a number of risks, including, but not limited, to:

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

In addition, we export a substantial amount of our products to Europe. There have been discussions that indicate the European Union may seek to start anti-dumping investigations on PV products imported from China. If an anti-dumping investigation is started against Chinese exporters or if the European Union imposes anti-dumping or other trade protection measures, including increase tariffs on solar power products imported from China, our export to Europe may be materially and adversely affected.

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

We require a significant amount of cash to fund our operations. We will also require cash to meet future capital requirements, which are difficult to predict in the rapidly changing PV industry. In particular, we will need substantial capital to fund the further expansion of our production capacity, the ramp-up of our in-house polysilicon production capacity, as well as research and development activities in order to remain competitive.

Our ability to obtain additional financing in the future is subject to a variety of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by manufacturers of PV and related products; and

•	economic, political and other conditions in China and elsewhere.

In particular, as a result of weakened macroeconomic conditions resulting from the recent global financial crisis, including continuing adverse credit market conditions, we have experienced and may continue to experience increasing difficulty in obtaining financing on acceptable terms or at all. We cannot assure that financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain sufficient funding in a timely manner or on commercially acceptable terms or at all, our growth prospects and future profitability may be materially and adversely affected. Furthermore, the sale of additional equity or equity-linked securities would result in further dilution to our shareholders and the incurrence of indebtedness has and may continue to result in increased fixed obligations and has and could continue to lead to the imposition of financial or other restrictive covenants that would restrict our operations.

We have issued, and may issue in the future, equity securities or securities convertible into our ordinary shares, which may cause our existing shareholders to incur further dilution upon conversion of such securities.

We have issued, and may issue in the future, equity securities or securities convertible into our ordinary shares. In the event that the securities convertible into our ordinary shares are converted, our existing shareholders may incur further dilution. For example, in June 2009, we offered 18,390,000 ADSs, representing 18,390,000 of our ordinary shares, to the public and raised approximately US$227.3 million in net proceeds. In January 2009, we entered into a note purchase agreement with Trustbridge Partners II, L.P., or Trustbridge. Under the terms of the note purchase agreement, we have issued an aggregate amount of US$49.4 million of senior secured convertible notes due 2012, or senior secured convertible notes, to Trustbridge, or its affiliates. The senior secured convertible notes were convertible at any time prior to its maturity date into our ordinary shares at an initial conversion rate of 17,699 ordinary shares per US$100,000 principal amount of senior secured convertible notes (based on US$5.65 per ADS, the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20-trading day period immediately preceding to the entry into the note purchase agreement). Under the terms of the indenture governing the notes, the conversion rate is subject to certain anti-dilution adjustments. For example, on June 30, 2010 and the last day of each quarter thereafter, the conversion rate will be adjusted to equal to US$100,000 divided by the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20-trading day period immediately preceding to such date, if such adjustment results in an increase in the number of our ordinary shares issuable upon conversion. In addition, upon the public release of our financial results for each of the full year 2008, the second quarter 2009 and the full year 2009, the conversion rate would be adjusted to equal to US$100,000 divided by the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20-trading day period immediately following such public release, if such adjustment results in an increase in the number of our ordinary shares issuable upon conversion. In March 2009, the conversion rate was adjusted to the rate of 22,935  ordinary shares per US$100,000 principal amount of the senior secured convertible notes as a result of our public release of our financial results for the full year 2008. See “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions — Cyber Power Acquisition and Issuance of Senior Secured Convertible Notes” for additional information. In June 2009, we issued 2,000,000 ordinary shares to Trustbridge as a result of the conversion of approximately US$8.7 million of the senior secured convertible notes. As of the date of this annual report, approximately US$40.7 million of the senior secured convertible notes were outstanding. We would be required to issue an aggregate of 9,340,967 ordinary shares to Trustbridge or its affiliates upon the conversion of our senior secured convertible notes, assuming all such notes are converted at the adjusted conversion rate of 22,935 ordinary shares per US$100,000 in principal amount of the senior secured convertible notes.

In connection with a credit agreement between Yingli China and a fund managed by Asia Debt Management Hong Kong Limited, or ADM Capital, entered into in January 2009, we issued 4,125,000 warrants to ADM Capital under the terms of a warrant agreement entered into in April 2009. The warrants are exercisable with respect to approximately one-fifth of the warrants every six months beginning in April 7, 2009 until April 7, 2012. On April 30, 2012, the warrantholders’ rights to exercise the warrants will terminate and we will be obligated to purchase all unexercised warrants at a price of US$7.00 per warrant. Each warrant provides for the right to acquire one ordinary share at an initial strike price of US$5.64, which is based on the 20-trading day volume weighted average closing price per ADS on the New York Stock Exchange for the period prior to the issuance of the warrant, subject to customary anti-dilution and similar adjustments. In June 2009, we and ADM Capital revised the warrant agreement and modified the terms so that (i) the initial strike price decreased from US$5.64 per share to US$5.06 per share, (ii) upon the exercise of the put option by the warrant holders, we may, at our sole discretion, elect to settle the put price in cash, shares or a combination of cash and shares and (iii) the number of ordinary shares we are obligated to issue upon the exercise of the put option by the warrant holders was capped. Furthermore, subject to certain exceptions and conditions, we have agreed to register under the Securities Act any ordinary shares delivered upon the exercise of warrants. We may at our discretion settle the warrants in cash, ordinary shares or a mix of cash and ordinary shares. In May 2010, 498,612 ordinary shares in the form of ADSs were issued to ADM Capital in connection with its exercise of 825,000 warrants. As a result, 3,300,000 warrants remain outstanding as of the date of this annual report.

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

We currently have a significant amount of debt and debt service requirements. As of December 31, 2009, we had RMB 3,501.0 million (US$512.9 million) in outstanding short-term borrowings (including the current portion of long-term bank borrowings) and RMB 752.8 million (US$110.3 million) in outstanding long-term bank borrowings (excluding the current portion).

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

Our ability to meet our payment and other obligations under our debt instruments depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate adequate cash flow from operations to support our operations and service our debt obligations, or that future debt or equity will be available to us under our existing or any future credit facilities or otherwise, in an amount sufficient to enable us to meet our payment obligations under our outstanding debt while continuing to fund our other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment and other obligations under our outstanding debt.

In addition to the risks discussed above relating to our substantial indebtedness, our convertible senior notes pose particular risks to us. On December 13, 2007, we issued and sold convertible senior notes in a principal amount of US$172.5 million. As of December 31, 2009, we had outstanding convertible senior notes of RMB 1,291.8 million (US$189.3 million), including outstanding principal amount of RMB 1,177.9 million (US$172.5 million) and accrued yields of RMB 113.9 million (US$16.8 million). The convertible senior notes are convertible, subject to dilution protection adjustment, at an initial conversion rate of 23.0415 ADSs per US$1,000 principal amount of convertible senior notes (equivalent to a conversion price of approximately US$43.40 per ADS). Unless previously redeemed, repurchased or converted, the convertible senior notes will mature on December 15, 2012, at a redemption price of US$1,288.30 which is equivalent to 128.83% of the US$1,000 principal amount to be redeemed. In lieu of delivery of ADSs in satisfaction of our obligation upon conversion of the convertible senior notes, we may elect to deliver cash or a combination of cash and ADSs, as defined in the indenture governing the convertible senior notes, based on the portion we elect to settle by ADSs and the average ADS trading price. In addition, under the terms of the convertible senior notes, on December 15, 2010, the note holders have an option to require us to purchase all or a portion of their outstanding notes in an integral multiple of US$1,000 at a price in cash equal to 116.43% of the principal amount of the notes to be purchased, subject to certain additional conditions.

We do not have any plan to redeem the convertible senior notes before their due date. Based on the historical and current trading prices of our ADSs, we expect that holders of all or a substantial portion of the outstanding convertible senior notes may exercise their option and require us to purchase their outstanding convertible senior notes. We may not have the financial resources, and we may not be able to arrange for financing, to pay the purchase price for the convertible senior notes which the holders have elected to have us purchase. Furthermore, the terms of our indebtedness may limit our ability to purchase the convertible senior notes. For example, the required purchase may constitute a fundamental change or an event of default under our future indebtedness, which will lead to such indebtedness becoming immediately due and repayable. In additional, our failure to purchase the convertible senior notes when required would result in an event of default with respect to the convertible senior notes, which will result in cross-default in all of our other debt obligations which in turn would lead to all of our debt becoming immediately due and payable. Any such event could render us insolvent and will materially and adversely affect our liquidity, results of operations, business and the trading price of our ADSs.

If we fail to comply with financial covenants under our loan agreements, our financial condition, results of operations and business prospects may be materially and adversely affected.

A number of our loan agreements contain financial covenants that require us to maintain certain financial ratios, including debt to EBITDA ratios. We may not be able to comply with some of those financial covenants from time to time. For example, the worsening operating environment that had generally affected companies operating in our industry since the fourth quarter of 2008 had led to potential breaches of certain financial covenants under some of our loan agreements. In response to such potential breaches, we had to negotiate with the relevant lenders terms of prepayment or to amend those financial covenants to prevent actual breaches from occurring, for example, by resetting the financial covenants for the relevant periods in the relevant loan agreements or beginning testing for compliance with financial covenants at a later date. However, if we need to negotiate with lenders again in the future with respect to prepayment or to amend financial covenants or other relevant provisions under such loan agreements to address potential breaches, we cannot assure you that we would be able to reach agreements with the lenders to avoid a breach. Furthermore, in connection with any future amendments to such covenants, our lenders may impose additional operating and financial restrictions on us and otherwise seek to modify the terms of our existing loan agreements in ways that are adverse to us. Although there have been signs of general economic recovery since the second quarter of 2009, we cannot assure you that such recovery will continue or be sustained or will ultimately have a positive effect on the general operating environment of our industry. As a result, we cannot assure you that we will be able to continue to comply with the financial covenants under our loan agreements in the future. If the operating environment continues to deteriorate, we may not be able to comply with some of the financial covenants under some of our loan agreements in future periods. If we are in breach of one or more financial covenants under any of our loan agreements and are not able to obtain waivers from the lenders or prepay such loan, such breach would constitute an event of default under the loan agreement. As a result, repayment of the indebtedness under the relevant loan agreement may be accelerated, which may in turn require us to repay the entire principal amount including interest accrued, if any, of certain of our other existing indebtedness prior to their maturity under cross-default provisions in our existing loan agreements, including the convertible senior notes we issued in December 2007. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity, we may lack sufficient financial resources to do so. Furthermore, a breach of those financial covenants will also restrict our ability to pay dividends. Any of those events could have a material adverse effect on our financial condition, results of operations and business prospects.

We have significant short-term borrowings outstanding, and we may not be able to obtain extensions when they mature.

As of December 31, 2007, 2008 and 2009, our outstanding short-term borrowings from banks (including the current portion of long-term bank borrowings) were RMB 1,261.3 million, RMB 2,044.2 million and RMB 3,501.0 million (US$512.9 million), respectively, and bore a weighted average interest rate of 5.97%, 6.73% and 5.05%, respectively, of which RMB 470.2 million, nil and RMB370.0 million (US$54.2 million), respectively, were arranged or guaranteed by related parties.

Generally, these loans contain no specific renewal terms, although we had traditionally negotiated renewal of certain of the loans shortly before they would mature. However, we cannot assure you that we will be able to renew similar loans in the future as they mature. If we are unable to obtain renewals of any future loans or sufficient alternative funding on reasonable terms, we will have to repay these borrowings with cash generated by our future operations, if any. We cannot assure you that our business will generate sufficient cash flow from operations to repay our future borrowings.

Most of our production, storage, administrative and research and development facilities are located in close proximity to one another in an industrial park in China. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

Most of our production, storage, administrative, research and development facilities are located in close proximity to one another in an industrial park in Baoding, Hebei Province, China. A natural disaster or other unanticipated catastrophic event, including power interruption, and war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would be unable to meet our production targets and our business would suffer.

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

Our principal shareholder has significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders, including holders of our ADSs.

Yingli Power, which is 100% beneficially owned by the family trust of and controlled by Liansheng Miao, the chairperson of our board of directors and our chief executive officer and the vice chairperson and the chief executive officer of Tianwei Yingli, currently beneficially owns approximately 34.49% of our outstanding ordinary shares. Yingli Power has significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The interests of this shareholder may conflict with our interests or the interests of our others shareholders.

Tianwei Baobian has significant influence over Tianwei Yingli, one of our principal operating entities, from which we currently derive the majority of our revenue and earnings, and Tianwei Baobian may influence Tianwei Yingli from taking actions that are in the best interest of us or Tianwei Yingli. In addition, Tianwei Baobian will have significant influence over us if it exercises the subscription right, and Tianwei Baobian’s interests may not be aligned with our interests or the interests of our shareholders.

Tianwei Baobian currently owns a 25.99% equity interest in Tianwei Yingli, one of our principal operating entities from which we currently derive the majority of our revenue and earnings. Tianwei Baobian has significant influence over Tianwei Yingli through its board representation in Tianwei Yingli and other rights in accordance with the joint venture contract with us and the articles of association of Tianwei Yingli.

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

If the parent company of our minority partner in Tianwei Yingli or any affiliate of such parent company engages in sanctioned activities inconsistent with the laws and policies of other countries, the reputation of Tianwei Yingli and us may be negatively affected. As a result, some of our shareholders may divest our shares and prospective investors may decide not to invest in our shares, which may cause the price of our ADSs to decline.

The United States and other countries maintain economic and other sanctions against several countries, or the sanctioned countries, and persons engaged in specified activities, such as support of the proliferation of weapons of mass destruction and of terrorism. Baoding Tianwei Group Corporation, or Tianwei Group, the parent company of Tianwei Baobian, our minority joint venture partner which owns 25.99% in our operating subsidiary Tianwei Yingli, was acquired by China South in March 2008. There have been news reports that China South, Tianwei Group and Tianwei Baobian conducted construction activities in or exported transformers to some sanctioned countries, including Iran and Sudan, in recent years. China North Industries Corporation, or Norinco, an affiliate of China South, was designated by the U.S. State Department under the Iran Nonproliferation Act of 2000 as engaged in the transfer to Iran of equipment and technology having the potential to make a material contribution to the development of weapons of mass destruction. Norinco was also reported to have had activities in and exported products to some sanctioned countries, including Iran, Sudan and Syria, some of which include military products and applications. In addition, Norinco is listed as one of the prohibited companies by some state and municipal governments, universities and investors due to its business relationships with the sanctioned countries. Certain of the sanctioned countries in which China South, Tianwei Group, Tianwei Baobian and Norinco have been reported to have had activities, such as Iran, Syria and Sudan, are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.

We have no control over Tianwei Baobian, Tianwei Group, China South, Norinco or other affiliated entities resulted from China South’s acquisition of Tianwei Group, nor has any of such entities requested Tianwei Yingli or us to have contacts with or otherwise conduct any sanctioned activity in any of the sanctioned countries. However, to the extent such affiliated entities are involved in activities that, if performed by a U.S. person, would be illegal under U.S. sanctions, or if any of such affiliated entities becomes subject of any economic sanctions maintained by the United States or other countries or entities, reputational issues relating to Tianwei Yingli or us may arise, and the investor sentiment with respect to our ADSs may be affected. Investors in the United States may believe that the value of their investment in us may be adversely affected due to our affiliation with such entities, or they may choose not to invest in, and to divest any investments in, issuers that are associated even indirectly with sanctioned activities or sanctioned countries. Any negative investor sentiment as the result of such reputational issues may cause the price of our ADSs to decline and adversely affect the value or your investment in us.

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

We adopted our 2006 stock incentive plan in December 2006. Our board of directors approved in April 2007 and our shareholders approved in May 2007 amendment No. 1 to the 2006 stock incentive plan to increase the number of ordinary shares we are authorized to issue under the 2006 stock incentive plan. Our board of directors approved in July 2009 and our shareholders approved in August 2009 amendment No. 2 to the 2006 stock incentive plan to increase the number of ordinary shares we are authorized to issue under the 2006 stock incentive plan. Under the 2006 stock incentive plan, as amended, we may grant to our directors, employees and consultants up to 2,715,243 restricted shares and options to purchase up to 10,030,195 of our ordinary shares. As of the date of this annual report, we have granted to 13 executive officers, 214 employees, 9 non-employee and 4 independent directors options to purchase 4,941,004 ordinary shares in the aggregate (excluding forfeited options) and an aggregate of 1,038,872 restricted but unvested shares (excluding forfeited restricted shares) to DBS Trustee Limited, or the trustee, for the benefit of 70 directors, officers, employees and one non-employee. See “Item 6.B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — 2006 Stock Incentive Plan.” In accordance with the Financial Accounting Standards Board, or FASB, ASC Topic 718, “Compensation — Stock Compensation,” or ASC Topic 718, we account for compensation costs for all share-based awards including share options granted to our directors and employees using a fair-value based method, which may have a material and adverse effect on our reported earnings. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we reduce the scope of our stock incentive plan, we may not be able to attract and retain key personnel, as share options are an important tool to recruit and retain qualified and desirable employees.

New labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The Implementation Rules of the New Labor Contract Law were subsequently promulgated and became effective on September 18, 2008. The PRC government also promulgated the Law on Mediation and Arbitration of Labor Disputes on December 29, 2007, which came into effect on May 1, 2008. The New Labor Contract Law imposes stricter requirements in terms of signing labor contracts, paying remuneration, stipulating probation and penalties and dissolving labor contracts. It also requires the terms of employment contracts to be placed in writing within one month of the commencement of an employment relationship, which may make hiring temporary workers more difficult. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on the number of the employee’s working years at the employer. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day. As a result of these new measures designed to enhance labor protection, our labor costs are expected to increase, which may adversely affect our business and our results of operations. These newly enacted labor laws and regulations also impose greater liabilities on employers and may significantly increase the costs to an employer if it decides to reduce its workforce. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, which may materially and adversely affect our financial condition and results of operations.

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

As of the date of this annual report, we had a total of 34 issued patents in China and had made 42 patent applications. Other than the know-how available in the public domain, we have developed in-house unpatented technical know-how that we use to manufacture our products. Many elements of our manufacturing processes involve proprietary know-how, technology or data, either developed by us in-house or transferred to us by our equipment suppliers, which are not covered by patents or patent applications, including manufacturing technologies and processes and production line and equipment designs. We rely on a combination of patent, trademark, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Nevertheless, these measures provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or our other intellectual property rights, which could have a material adverse effect on our business, financial condition or results of operations. Policing the unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention as well as our other resources away from our business. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. An adverse determination in any such litigation could result in the loss of our intellectual property rights and may harm our business, prospects and reputation.

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

Our future success depends substantially on the continued services of our executive officers, in particular Liansheng Miao, our chief executive officer, Xiangdong Wang, our vice president, Zhiheng Zhao, our vice president, Zongwei Li, our chief financial officer, Xiaoqiang Zheng, our chief operating officer, Dengyuan Song, our chief technology officer and Jingfeng Xiong, our vice president. We do not maintain key man life insurance on any of our executive officers. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. In addition, if any of our executive officers join a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes were to arise between one of our executive officers and us, we cannot assure you of the extent to which such officer’s employment agreement could be enforced in China.

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

Our business and operations have been expanding rapidly. Significant management resources must be expended to develop and implement appropriate structures for internal organization and information flow, an effective internal control environment and risk monitoring and management systems in line with our fast growth as well as to hire and integrate qualified employees into our organization. It is challenging for us to hire, integrate and retain qualified employees in key areas of operations, such as engineers and technicians who are familiar with the PV industry. In addition, disclosure and other ongoing obligations associated with being a public company further increase the challenges to our finance and accounting team. It is possible that our existing risk monitoring and management system could prove to be inadequate. If we fail to appropriately develop and implement structures for internal organization and information flow, an effective internal control environment and a risk monitoring and management system, we may not be able to identify unfavorable business trends, administrative oversights or other risks that could materially and adversely affect our business, prospects, financial condition and results of operations.

Compliance with construction and environmental regulations can be expensive, and noncompliance with present or future construction and environment regulations may result in adverse publicity, potentially significant monetary damages and fines and supervision of our business operations.

Historically, we had started construction and operation of certain of our facilities without having obtained all of the necessary construction permits as required under the relevant regulations. We are also constructing certain facilities as part of our capacity expansion projects while applying for the relevant construction permits. Both our prior and current failure to obtain the relevant construction permits before the commencement of construction of our facilities may subject us to fines or penalties, which may adversely affect our construction process, business operations and results of operations.

In addition, the failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations. Our manufacturing processes generate noise, waste water, gaseous and other industrial wastes and are required to comply with national and local regulations regarding environmental protection. We believe we are currently in compliance with present environmental protection requirements in all material respects, and have obtained all necessary environmental permits. In addition, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. If we fail to comply with any future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. See “Item 4.B. Business Overview — PRC Government Regulations — Environmental Regulations”.

The ordinary shares underlying our ADSs purchased or received upon the conversion of the convertible notes could become redeemable by us without your approval.

Under the express terms of our ordinary shares, the ordinary shares underlying the ADSs in our issued and outstanding share capital are not, and the ordinary shares receivable upon the conversion of the convertible notes will not be, redeemable. However, our board of directors may pass resolutions to allow us to redeem the ordinary shares from the holders and two-thirds of the votes cast by the holders of the ordinary shares may approve such variation of share rights. The minority shareholders will not be able to prevent their share rights being varied in such a way and their ordinary shares could become redeemable by us as a result.

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

We believe that we were not a PFIC for our taxable year ended on December 31, 2009, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If, however, we are or become a PFIC, U.S. investors could be subject to additional U.S. federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. U.S. investors are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

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

In addition, we cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, due to the impact of the recent global financial crisis, the growth rate of China’s gross domestic product has slowed down in recent years, from 11.4% in 2007 to 9.6% in 2008 and 8.7% in 2009. As a result, beginning in September 2008, among other measures, the PRC government began to loosen macroeconomic measures and monetary policies by reducing interest rates and decreasing the statutory reserve rates for banks. In addition, in November 2008 the PRC government announced an economic stimulus package in the amount of US$586 billion. We cannot assure you that the various macroeconomic measures, monetary policies and economic stimulus package adopted by the PRC government to guide economic growth and the allocation of resources will be effective in sustaining the fast growth rate of the Chinese economy.

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

On August 8, 2006, six PRC government and regulatory authorities, including the PRC Ministry of Commerce, or the MOFCOM, and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors”, or the M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rule, as amended, among other things, established procedures and requirements that could make merger and acquisition activities by foreign investors time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the M&A Rule, as amended, to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share.

Recent PRC regulations relating to overseas investment by PRC residents may restrict our overseas and cross-border investment activities and adversely affect the implementation of our strategy as well as our business and prospects.

In 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued a number of rules regarding offshore investments by PRC residents. The rule currently in effect, the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted Via Offshore Special Purpose Companies, known as SAFE Notice 75, was issued in October 2005 and the complementation procedures of such rules have been further clarified by Circular No. 106 issued by SAFE on May 29, 2007. SAFE Notice 75 requires PRC residents to register with and/or receive approvals from SAFE in connection with certain offshore investment activities. Since we are a Cayman Islands company with a substantial portion of shares held by Yingli Power Holding Company Ltd., a British Virgin Islands company controlled by Mr. Liansheng Miao, our chairperson and chief executive officer and a PRC resident, Mr. Miao is subject to the registration requirements under SAFE Notice 75.

Mr. Miao made the requisite SAFE registration with respect to his investment in Yingli Power Holding Company Ltd. and us in August 2006. Mr. Miao amended his SAFE registration in June 2007, January 2008 and October 2009, in connection with our initial public offering in June 2007, the secondary and convertible senior notes offerings in December 2007, the issuance of senior secured convertible notes and the follow-on offering in 2009, respectively. We have requested our other beneficial owners who are PRC residents to make the necessary applications and filings in connection with our offshore financing transactions as required under SAFE Notice 75 and its implementation rules. However, we cannot assure you that all of our beneficial owners who are PRC residents have complied with our request to apply for or obtain any registrations or approvals required under these or other regulations or legislation.

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

The Enterprise Income Tax Law, or the EIT Law, and its implementation rules provide that an income tax rate of 10% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises”, to the extent such dividends are derived from sources within the PRC, unless any such non-PRC investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Furthermore, a circular issued by the Ministry of Finance and the State Administration of Taxation on February 22, 2008 stipulates that undistributed earnings generated prior to January 1, 2008 are exempt from enterprise income tax. We are a Cayman Islands holding company, Yingli International is a British Virgin Islands intermediate holding company and Cyber Lighting is a Hong Kong intermediate holding company. The Cayman Islands and the British Virgin Islands where such holding companies are incorporated do not have a tax treaty with China. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income entered into in August 2006, or the Mainland and the Hong Kong Taxation Arrangement, subject to the confirmation of the in-charge local tax authority, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%, the foreign investor is the “beneficial owner” and owns directly at least 25% the equity interest of the foreign-invested enterprise. Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, if any, will be subject to a 10% income tax or, in the case of the dividends paid to Cyber Lighting, 5% income tax (subject to the confirmation of the local tax authority), if we are considered as “non-resident enterprises” under the EIT Law. We intend to reinvest indefinitely undistributed earnings generated in 2008 and 2009 and therefore have not recognized a deferred tax liability for those earnings. If we are subject under the EIT Law to such income tax for any dividends we may receive from our subsidiaries, it will materially and adversely increase our income tax expense.

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

Under the EIT Law and implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to payments of dividends to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such payments of dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to the 10% PRC income tax if such gain constitutes income derived from sources within the PRC. It is currently unclear what constitutes income derived from sources within the PRC. Therefore, it is unclear whether dividends we may pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that any dividends to be distributed by us to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing for a different withholding arrangement will be entitled to the benefits under the relevant withholding arrangement.

If we are required under the EIT Law to withhold PRC income tax on dividends payable to non-PRC holders of our ordinary shares or ADSs, or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

The strengthened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on our acquisition strategy.

In order to strengthen their scrutiny over the direct or indirect transfer of equity interest in a PRC resident enterprise by a non-resident enterprise, the PRC State Administration of Taxation issued, on December 10, 2009, the Notice on Strengthening the Management on Enterprise Income Tax for Non-resident Enterprises Equity Transfer, or Circular 698, which became effective retroactively on January 1, 2008. Under Circular 698, the PRC State Administration of Taxation has the authority to redefine the nature of an equity transfer where offshore vehicles are interposed for tax-avoidance purposes and without reasonable commercial purpose. Since we consistently pursue acquisitions as one of our growth strategies, and have conducted and may conduct acquisitions involving complex corporate structures, the PRC tax authorities may, at their discretion, adjust the capital gains or request us to submit additional documentation for their review in connection with any of our acquisitions, thus causing us to incur additional acquisition costs.

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

As entities established in China, Tianwei Yingli and Yingli China are subject to certain limitations with respect to dividend payments. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Following its conversion into a Sino-foreign equity joint venture, Tianwei Yingli is also required to set aside each year a percentage, as decided by its board of directors, of its after-tax profits based on PRC accounting standards to its reserve fund, enterprise development fund and employee bonus and welfare fund. As of December 31, 2009, such restricted reserves of Tianwei Yingli amounted to RMB 183.2 million (US$26.8 million) and its accumulated profits that were unrestricted and were available for distribution amounted to RMB 2,194.7 million (US$321.5 million). As a foreign investment enterprise, Yingli China is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital, and to set aside a certain amount of its after-tax profits each year, if any, to its employee bonus and welfare fund. These reserve may not be distributed as cash dividends. As of December 31, 2009, such restricted reserves of Yingli China amounted to RMB 16.6 million (US$2.4 million) and its accumulated profits that were unrestricted and were available for distribution amounted to RMB 123.1 million (US$18.0 million). In addition, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Limitations on the ability of Tianwei Yingli or Yingli China to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. Accordingly, if for any of the above or other reasons, we do not receive dividends from Tianwei Yingli or Yingli China, our liquidity, financial condition and ability to make dividend distributions to our shareholders will be materially and adversely affected.

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

The market price for our ADSs has been and will continue to be highly volatile. Since our ADSs became listed on the NYSE on June 8, 2007, the trading prices of our ADSs have ranged from US$2.50 to US$41.50 per ADS, and the last reported trading price on June 24, 2010 was US$10.28 per ADS. The price of our ADSs may continue to fluctuate in response to factors including the following:

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

Sales of our ADSs in the public market in the future, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report, we had 149,620,492 ordinary shares outstanding, including 97,291,824 ordinary shares represented by ADSs. All ADSs sold in our public offerings are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. All of the remaining ordinary shares outstanding are, subject to the applicable requirements of Rule 144 under the Securities Act, available for sale. Under the terms of the note purchase agreement with Trustbridge, we have issued an aggregate amount of US$49.4 million of senior secured convertible notes due 2012 to Trustbridge or its affiliates. In June 2009, we issued 2,000,000 ordinary shares to Trustbridge as a result of the conversion of approximately US$8.7 million of the senior secured convertible notes. As of the date of this annual report, approximately US$40.7 million of the senior secured convertible notes were outstanding. We would be required to issue an aggregate of 9,340,967 ordinary shares to Trustbridge or its affiliates upon the conversion of our senior secured convertible notes, assuming all such notes are converted at the adjusted conversion rate of 22,935 ordinary shares per US$100,000 in principal amount of the senior secured convertible notes. In connection with a credit agreement between Yingli Capital and ADM Capital, we have issued 4,125,000 warrants to ADM Capital under the terms of a warrant agreement entered into in April 2009. Each warrant provides for the right to acquire one ordinary share at an initial strike price of US$5.64, which is based on the 20-trading day volume weighted average closing price per ADS on the New York Stock Exchange for the period prior to the issuance of the warrant, subject to customary anti-dilution and similar adjustments. In June 2009, we and ADM Capital revised the warrant agreement and modified the terms so that (i) the initial strike price decreased from US$5.64 per share to US$5.06 per share, (ii) upon the exercise of the put option by the warrant holders, we may, at its sole discretion, elect to settle the put price in (i) cash, (ii) shares or (iii) a combination of cash and shares and (iii) the number of ordinary shares we are obligated to issue upon the exercise of the put option by the warrant holders was capped. We may at our discretion settle the warrants in cash, ordinary shares or a mix of cash and ordinary shares. In May 2010, 498,612 ordinary shares in the form of ADSs were issued to ADM Capital in connection with its exercise of 825,000 warrants. As a result, 3,300,000 warrants remain outstanding as of the date of this annual report. All ordinary shares issued in connection with conversion of our senior secured convertible notes or the settlement in shares of any warrants granted to ADM Capital will be available for sale promptly after issuance, subject to compliance with applicable securities laws and rules.

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

History

Our predecessor and one of our operating subsidiaries, Tianwei Yingli, was established as a PRC limited liability company in August 1998. Through a series of equity transfers among holders of Tianwei Yingli’s equity interests and additional equity contributions into Tianwei Yingli from 1998 to 2006, Yingli Group, a PRC company controlled by Mr. Liansheng Miao, and Tianwei Baobian, a PRC listed company, became the only two holders of equity interests in Tianwei Yingli as of August 9, 2006 and held 51% and 49% equity interest in Tianwei Yingli, respectively.

Yingli Green Energy was incorporated on August 7, 2006 in the Cayman Islands as part of a restructuring of the equity interest in Tianwei Yingli to facilitate investments by foreign financial investors in Tianwei Yingli and the listing of our shares on an overseas stock market to achieve such investors’ investment goal and exit and liquidity strategies. On August 25, 2006, Yingli Green Energy entered into a Sino-foreign equity joint venture company contract with Tianwei Baobian under which, among others, we granted to Tianwei Baobian a right to subscribe for newly issued ordinary shares of us in exchange for all but not part of Tianwei Baobian’s equity interest in Tianwei Yingli. Tianwei Baobian may exercise this subscription right only after certain conditions (as described below) are satisfied. On September 5, 2006, Yingli Group transferred all of its 51% equity interest in Tianwei Yingli to us in a transaction between entities under common control. As a result of such transfer, Tianwei Yingli became our subsidiary. For financial statements reporting purposes, Tianwei Yingli is deemed to be our predecessor. Through a series of additional equity contributions into Tianwei Yingli, we have increased our equity interest in Tianwei Yingli to 74.01%.

In addition to Tianwei Yingli, we have also established subsidiaries in strategic locations in the PRC, including Beijing, Sichuan, Tibet, Hainan and Jiangsu, to manufacture, assemble or sell PV modules and systems and ancillary materials.

In August 2007, we established Yingli Green Energy (International) Holding Company Limited, or Yingli International, a British Virgin Islands company limited by shares, as our wholly-owned subsidiary and the intermediate holding company primarily for expanding our international presence. Under Yingli International, we have established:

•	Yingli Energy (China) Company Ltd., or Yingli China, a PRC limited liability company, as a wholly-owned subsidiary of Yingli International. Yingli China is primarily engaged in the research, manufacturing, sale and installation of renewable energy products.

•	Yingli Green Energy Europe GmbH, or Yingli Europe, a German limited liability company, as a wholly-owned subsidiary of Yingli International. Yingli Europe is primarily engaged in the sale and marketing of PV products and relevant accessories in Europe.

•	Yingli Green Energy Greece Sales GmbH, or Yingli Greece, a German limited liability company, with Yingli International holding 60% equity interest in Yingli Greece. Yingli Greece is primarily engaged in the production, sale and marketing of PV products and relevant products in Greece, Cyprus, the Balkans and the Middle East.

•	Yingli Green Energy Americas. Inc., or Yingli Americas, as a wholly-owned subsidiary of Yingli International. Yingli Americas is principally engaged in the production, sale and marketing of PV products and relevant accessories and investments in renewable energy projects.

•	Yingli Green Energy International Trading Limited, or YGE International Trading, as a wholly-owned subsidiary of Yingli China. YGE International Trading is a Hong Kong limited liability company. The principal business of YGE International Trading is the sale of PV products and purchase of raw materials.

•	Yingli Green Energy Italia S.R.L., or Yingli Italia, an Italian limited liability company, as a wholly-owned subsidiary of Yingli International. Yingli Italia is primarily engaged in the sale and marketing of PV products and relevant accessories in Italy.

•	Yingli Energy (Beijing) Co. Ltd., or Yingli Beijing, a PRC limited liability company, as a wholly-owned subsidiary of Yingli International. Yingli Beijing is primarily engaged in the sale and manufacture of PV modules and PV systems.

In January 2009, we completed the acquisition of Cyber Power Group Limited, or Cyber Power, which, through its principal operating subsidiary in China, Fine Silicon Co., Ltd., has started trial production of solar-grade polysilicon and is expected to reach its full production capacity of 3,000 tons of polysilicon per year by the end of 2010.

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

Our Guaranteed Senior Secured Convertible Notes

In January 2009, we entered into a note purchase agreement with Trustbridge, under the terms of which we have issued an aggregate amount of US$49.4 million of senior secured convertible notes due 2012 to Trustbridge or its affiliate.

ADM Capital Warrants

In January 2009, Yingli China entered into a credit agreement with ADM Capital for a three-year loan facility of up to US$80.0 million for Yingli China’s production capacity expansion and general corporate uses. In April 2009, Yingli China drew down US$50.0 million of the loan facility and we entered into a warrant agreement whereby we issued to ADM Capital 4,125,000 warrants. Each warrant provides for the right to acquire one ordinary share at an initial strike price of US$5.64, which is based on the 20-trading day volume weighted average closing price per ADS on the New York Stock Exchange for the period prior to the issuance of the warrant, subject to customary anti-dilution and similar adjustments. In June 2009, we and ADM Capital revised the warrant agreement and modified the terms so that (i) the initial strike price decreased from US$5.64 per share to US$5.06 per share, (ii) upon the exercise of the put option by the warrant holders, we may, at its sole discretion, elect to settle the put price in (a) cash, (b) shares or (c) a combination of cash and shares and (iii) the number of ordinary shares we are obligated to issue upon the exercise of the put option by the warrant holders was capped. In May 2010, 498,612 ordinary shares in the form of ADSs were issued to ADM Capital in connection with its exercise of 825,000 warrants. As a result, 3,300,000 warrants remain outstanding as of the date of this annual report. See “Item 5.F. Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations.”

Follow-on Offering

In June 2009, we completed a follow-on public offering, in which we offered and sold an aggregate of 18,390,000 ordinary shares in the form of ADS, raising a total of US$227.3 million in net proceeds, and Yingli Power sold 3,000,000 ordinary shares of ADSs.

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

Overview

We are one of the leading vertically integrated photovoltaic, or PV, product manufacturers in the world. We design, manufacture and sell PV modules, and design, assemble, sell and install PV systems. With an overall annual manufacturing capacity of 600 megawatts for each of multicrystalline polysilicon ingots and wafers, PV cells and PV modules as of the date of this annual report, we believe we are currently one of the largest manufacturers of PV products in the world as measured by annual manufacturing capacity. With our in-house polysilicon manufacturing capacity, which started trial production in late 2009, our current products and services substantially cover the entire PV industry value chain, ranging from the manufacture of polysilicon, multicrystalline polysilicon ingots and wafers, PV cells and PV modules to the manufacture of PV systems and the installation of PV systems. We believe we are one of the largest PV companies in the world to have adopted a vertically integrated business model. Our end-products include PV modules and PV systems in different sizes and power outputs. We sell PV modules under our own brand names, Yingli and Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, Greece, France, South Korea, the United States and China.

In 2002, we began producing PV modules with an initial annual manufacturing capacity of three megawatts and have significantly expanded production capacities of our PV products in the past seven years to the current level. We currently plan to expand our overall annual manufacturing capacity of each of polysilicon ingots and wafers, PV cells and PV modules to one gigawatt by the end of 2010 by building 300 megawatts of monocrystalline PV manufacturing capacity and an additional 100 megawatts of multicrystalline PV manufacturing capacity. In addition, through Fine Silicon, our in-house polysilicon production subsidiary, we expect to have a polysilicon production capacity of 3,000 tons per year by the end of 2010.

Our Products and Services

Our products and services include the manufacture of polysilicon ingots and wafers, PV cells, PV modules and integrated PV systems, which encompass substantially the entire PV industry value chain, with the manufacture of polysilicon feedstock being the only significant exception. In January 2009, we acquired Cyber Power, a development stage enterprise with plans to begin production of solar-grade polysilicon. Cyber Power, through its principal operating subsidiary, Fine Silicon, has started trial production of solar-grade polysilicon in late 2009 and is expected to reach its full production capacity of 3,000 tons per year by the end of 2010. However, we do not expect that our in-house polysilicon production capacity will meet our entire polysilicon needs in the near future.

Polysilicon

Our polysilicon production process starts with the production of sodium aluminum hydrogen, or SAH, and silicon tetrafluoride, or STF. We produce SAH with sodium, aluminum and hydrogen through the SAH reactor. STF is produced from silica, sulfuric acid and sodium aluminum terafluoride, or SAF, through the STF reactor. SAH and STF are then fed into the silane reactor to produce silane. After purification, we transfer silane into the chemical vapor disposition, or CVD, reactor to produce polysilicon.

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

Polysilicon Wafers

The polysilicon blocks are then sliced into wafers with wire saws. Thinner wafers enable a more efficient use of polysilicon, and thus lower the cost per watt of power produced. The thickness of our wafers was 180 microns as of December 31, 2009. The diameter of our wires was 120 microns as of December 31, 2009. Our wafers are generally available in the size of 156 millimeters x 156 millimeters. At times historically when we had produced an excess amount of wafers as a result of the disparity in our wafer manufacturing capacity and the PV cell capacity, we provided the excess wafers to third-party toll manufacturers which processed wafers into PV cells and return the PV cells to us for a processing fee under toll manufacturing arrangements. Having attained annual manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules of 200 megawatts in July 2007, our PV cell production has reached the same level as our wafer and PV module production through the ramp-up of our manufacturing capacity. Therefore, we have terminated our toll manufacturing arrangements with third-party toll manufacturers. We sent approximately 5.8%, nil and nil of our polysilicon wafer output to third-party toll manufacturers for processing into PV cells in 2007, 2008 and 2009, respectively.

PV Cells

A PV cell is a device made from a polysilicon wafer that converts sunlight into electricity by a process known as the photovoltaic effect. The conversion efficiency of a PV cell is the ratio of electrical energy produced by the cell to the energy from sunlight that reaches the cell. The conversion efficiency of PV cells is determined to a large extent by the quality of wafers used to produce the PV cells, which is, in turn, determined by the mix of different types of polysilicon raw materials used in the ingot casting process. As a substantially vertically integrated PV product manufacturer, we have sought to optimize the ratio of expensive high-purity polysilicon to cheaper polysilicon scraps used in our feedstock mix so as to minimize production cost while we continue to improve our cell conversion efficiency rates. Our annual average conversion efficiency was 15.2%, 15.6% and 16.2% in 2007, 2008 and 2009, respectively.

In addition, we are in the process of building 300 megawatts of monocrystalline production capacity for each of monocrystalline ingots and wafers, cells and modules in Baoding, Hebei Province. The new production lines are designed to produce next-generation high efficiency monocrystalline PV cells based on the technology developed through Project PANDA, a collaboration project among us, the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells. On the Project PANDA pilot line, we successfully produced next-generation cells with an average efficiency rate of 18.5% in the third quarter of 2009. With the ramp-up of the production capacity of the new lines and the commercialization of the Project PANDA technology, we expect to maintain the average efficiency rate at 18.5% or above by the end of 2010.

We generally use all of our PV cells in the production of our PV modules. As we have been able to achieve a utilization rate of our PV module production capacity above 100% to meet the strong market demand, we purchased a small amount of PV cells from third parties in 2009 to meet the excess PV module production capacity. We anticipate that the utilization of our PV module production capacity will remain at a level above the utilization of our PV cell production capacity. As a result, we may continue to purchase PV cells from third parties from time to time in the future to meet market demand.

PV Modules

A PV module is an assembly of PV cells that are electrically interconnected, laminated and framed in a durable and weatherproof package. Currently, most of our PV modules are made with PV cells produced by us. Historically, we used toll manufacturing arrangements on a limited scale, and most of our PV modules produced by third-party PV cell manufacturers under such toll manufacturing arrangements used polysilicon wafers produced by us. As the result of a utilization rate of our PV module production capacity above 100%, which exceed the utilization rate of our PV cell production capacity, a small portion of our PV modules is made with PV cells provided by third-party suppliers. Our PV modules are made with a frame design that we believe enhances their ability to withstand strong wind and vibrations. A majority of PV modules produced by us have outputs ranging from 150 to 230 watts. The following table sets forth the major types of modules produced by us:

			Optimum
		Maximum	Operating
Dimensions	Weight	Power	Voltage
(mm x mm)	(Kilograms)	(Watts)	(Volts)

1310 x 990	15.8	150 — 185	23
1650 x 990	19.8	200 — 230	29

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

Manufacturing

We started producing PV modules in 2002 and started producing polysilicon ingots and wafers in October 2003 and PV cells in March 2004. As of the date of this annual report, we have the capacity to produce up to 600 megawatts each of multicrystalline polysilicon ingots and wafers, PV cells and PV modules per year. We use our polysilicon wafers and PV cells as materials in the production of PV modules. Because our manufacturing capacity for polysilicon wafers had exceeded that for PV cells in the past, we had used toll manufacturing arrangements with third-party PV cell manufacturers to process the excess wafers into PV cells for us. We also purchased additional PV cells from third-party trading companies. As we have achieved the same level of manufacturing capacity for each of polysilicon wafers, PV cells and PV modules, we have terminated our toll manufacturing arrangements with third-party toll manufacturers. In addition, as we have been able to achieve a utilization rate of our PV module production capacity above 100%, which exceed the utilization rate of our PV cell production capacity, we anticipate that we may continue to purchase PV cells from third parties from time to time in the future to meet the excess PV module production capacity resulted from such high utilization rate.

Manufacturing Process

Polysilicon.  Fine Silicon produces high-quality solar-grade and electronic-grade polysilicon through an energy-efficient and environmentally sound manufacturing process. Unlike traditional trichlorosilane (TCS)-based polysilicon technology, Fine Silicon’s approach eliminates the use of any chlorides or TCS and produces sulfate as the only by-product, which can be used as raw materials in the chemical industry, thereby saving power and minimizing the environmental impact.

Our polysilicon production process starts with the production of sodium aluminum hydrogen, or SAH, and silicon tetrafluoride, or STF. We produce SAH with sodium, aluminum and hydrogen through the SAH reactor. STF is produced from silica, sulfuric acid and sodium aluminum tetrafluoride, or SAF, through the STF reactor. SAH and

STF are then fed into the silane reactor to produce silane. After purification, we transfer silane into the CVD reactor to produce polysilicon.

The following diagram illustrates our polysilicon production process:

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

The diagram below illustrates the PV cell manufacturing process:

PV Modules.  PV modules are formed by interconnecting multiple PV cells into desired electrical configurations through welding. The interconnected cells are laid out and laminated in a vacuum. Through these processes, the PV modules are weather-sealed, and thus are able to withstand high levels of ultraviolet radiation, moisture, wind and sand. Assembled PV modules are packaged in a protective aluminum frame prior to testing.

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

Manufacturing Capacity Expansion

In 2002, we began producing PV modules with an initial annual manufacturing capacity of three megawatts and have significantly expanded production capacities of our PV products in the past seven years to the current level. We currently plan to expand our overall annual manufacturing capacity of each of polysilicon ingots and wafers, PV cells and PV modules to one gigawatt by the end of 2010 by building 300 megawatts of monocrystalline PV manufacturing capacity and an additional 100 megawatts of multicrystalline PV manufacturing capacity. In addition, through Fine Silicon, our in-house polysilicon manufacturing plant, we expect to build a production capacity of 3,000 tons per year by the end of 2010.

The following table sets forth our production capacities for ingot and wafers, PV cells and PV modules at the end of each period indicated.

	As of December 31,
	2007	2008	2009
	(Megawatts)

Ingot and wafers	200	400	600
PV cells	200	400	600
PV modules	200	400	600

Raw Materials

Raw materials required in our manufacturing process include aluminum, sodium, hydrogen, silica, sulfuric acid, polysilicon, polysilicon scraps crucibles, silicon carbides, cutting fluid, steel cutting wires, metallic pastes, laminate materials, tempered glass, aluminum frames, solder, batteries and other chemical agents and electronic components. We generally use vendors who have demonstrated quality control and reliability and maintain multiple supply sources for each of our key raw materials and other consumables so as to minimize any potential disruption of our operations from supply problems with any one vendor. We generally evaluate the quality and delivery performance of each vendor periodically and adjust quantity allocations accordingly. We maintain adequate supply of raw materials and other consumables based upon periodic estimates of our outstanding customer orders.

In 2007, 2008 and 2009, we purchased the substantial majority of our raw materials and other consumables (other than polysilicon) from approximately 10 to 15 overseas suppliers and the rest from Chinese suppliers. Where possible, we seek to procure raw materials and other consumables from Chinese suppliers to reduce logistics costs.

Polysilicon.  Polysilicon and polysilicon scraps are the most important raw materials used in our production process. Due to growing global demand for polysilicon, prices for polysilicon had increased substantially in the past few years until the fourth quarter in 2008. Our average purchase price of polysilicon per kilogram increased by 38.6% in 2008 compared to 2007. As a result of the decreased demand due to the recent global financial crisis and expanded manufacturing capacity, polysilicon prices have decreased significantly since the fourth quarter of 2008. Our average purchase price of polysilicon per kilogram decreased by 70.7% in 2009 compared to 2008 and, based on the current market conditions, we believe the spot prices of polysilicon will not experience as significant changes during 2010.

Historically, we have relied on spot market purchase to meet a significant portion of our polysilicon needs. In order to secure adequate and timely supply of high purity polysilicon and polysilicon scraps, we are actively seeking to further strengthen our relationships with our polysilicon suppliers and establish strategic relationships with them. We have entered into various purchase agreements and memorandums of understanding with local and foreign suppliers, including some of the world’s major polysilicon suppliers. Supplies under these purchase agreements started in early 2009. However, we cannot assure you that we will be able to secure sufficient quantities of polysilicon and polysilicon scraps to support the expansion of our manufacturing capacity as currently planned.

From 2006 to 2008, we entered into five long-term supply contracts with Wacker Chemie AG, or Wacker, a German polysilicon supplier, for supplies of polysilicon from 2009 through 2013, from 2009 through 2017, from 2010 through 2018, from 2009 through 2011 and from 2010 through 2017, respectively. The prices at which polysilicon is supplied under these contracts are subject to adjustment according to the relevant energy price index. In addition, we entered into two supply agreements in February 2008 with OCI Company Ltd., or OCI, formerly known as DC Chemical, for supplies of an aggregate of approximately US$215 million of polysilicon for 2008 and for the period from 2009 through 2013, respectively, and in May 2008, we entered into a third polysilicon supply agreement with OCI for an additional supply of approximately US$39 million of polysilicon from April 2008 to December 2008. We also entered into a polysilicon supply contract with Sailing for polysilicon to be delivered from the fourth quarter of 2008 through the end of 2010 in amounts that would allow us to produce an aggregate of approximately 160 to 200 megawatts of PV modules. In response to the significant decrease in polysilicon price since the fourth quarter of 2008, we have renegotiated with our suppliers to reduce to the purchase price for a substantial amount of polysilicon supplied under certain of our prior polysilicon supply contracts.

In January 2009, we acquired Cyber Power, a development stage enterprise with plans to begin production of polysilicon. Cyber Power, through its principal operating subsidiary, Fine Silicon, has started trial production of solar-grade polysilicon in late 2009 and is expected to reach its full production capacity of 3,000 tons per year by the end of 2010. However, we do not expect that our in-house polysilicon production capacity will meet our entire polysilicon needs in the near future.

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

We have received many types of international certifications for our products and quality assurance programs, which we believe demonstrates our technological capabilities and foster customer confidence. The following table sets forth the major certifications we have received and major test standards our products have met as of the date of this annual report:

Certification or Test Dates	Certification or Test Standard	Relevant Products

February 2004, and renewed in February 2010	ISO 9001: 2000 quality system certification, established by the International Organization for Standardization, an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes.	The design and manufacture of PV application system controller, integrated inverter and controller; the manufacture of multicrystalline polysilicon wafers, crystalline silicon PV cells and modules
April 2004 and renewed in January 2010	UL certification, authorized by Underwriters Laboratories Inc., an independent, not-for-profit product-safety testing and certification organization in the United States; evaluated in accordance to USL (Standard for Safety, Flat-Plate Photovoltaic Modules and Panels, UL 1703) and CNL (Canadian Other Recognized Document, ULC/ORD-C1703-01, Flat-Plate Photovoltaic Modules and Panels).	Certain models of PV modules

June 2004, December 2004, June 2005, December 2005, June 2006, January 2007, February 2007 and May 2009	IEC 61215: 1993 test standard, administered by Arizona State University Photovoltaic Testing Laboratory. An international test standard recognized by the United States for crystalline silicon PV modules, providing assurance that the product is reliable and durable.	Certain models of PV modules

Certification or Test Dates	Certification or Test Standard	Relevant Products

August 2004, July 2005, January 2006, February 2007, May 2007, July 2007, June 2008 and May 2009	TÜV certification, conducted by TÜV Immissionsschutz und Energiesysteme GmbH, an independent approval agency in Germany, against the requirements of Safety Class II Test on PV modules.	Certain models of PV modules

January 2007 and renewed in February 2010	ISO 14001 certification for environment management system.	Manufacturing of wafer, cell, module and related services; design, manufacturing of PV system, inverter and related services and administration.

Markets and Customers

Our products are sold in various markets worldwide, including Germany, Spain, Italy, Greece, France, South Korea, the United States and China. The following table sets forth the revenues generated from our major markets as percentages of our total revenues for the periods indicated.

	Year Ended December 31,
	2007	2008	2009
	%	%	%

Germany	21.9	41.3	63.1
Spain	64.2	40.3	5.9
Italy	7.2	1.3	6.1
PRC	1.5	2.5	4.5
United States of America	0.9	1.7	2.0

For a breakdown of our net revenue by geographic regions for 2007, 2008 and 2009, see Note 23 to our audited consolidated financial statements included elsewhere in this annual report. For the revenue contributions by our customers that individually accounted for greater than 10% of our net revenues for 2007, 2008 and 2009, see Note 2(c) to our audited consolidated financial statements included elsewhere in this annual report.

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

Sales and Marketing

We seek to establish long-term sales channels in major international markets for PV modules, including Germany, Greece, Spain and the United States. We market and sell our PV modules in these countries directly to a selected number of PV system integrators and installers. We target these customers because we believe our relationships with these PV system integrators and installers enable us to (i) participate in large projects in international markets, (ii) enter new markets more easily, quickly and cost-effectively, (iii) leverage the marketing capabilities of other companies, and (iv) attract new customers.

We sell our integrated PV systems in China to end-users directly or to large contractors who use our PV systems in their electricity projects. We employ a total of approximately 160 marketing and sales personnel at our headquarters in Baoding and also in Chengdu, Tibet, Beijing, Shanghai, Lanzhou and Suzhou. We target our sales and marketing efforts at companies in selected industry sectors, including telecommunications, public utilities and transportation. We believe we are one of the leading suppliers of integrated PV systems to mobile communications companies in China based on the wattage of PV systems installed. We believe the adoption of China’s Renewable Energy Law and the PRC government’s commitment to develop renewable energy sources will contribute to rapid growth of the PV market in China. We plan to leverage our existing relationships with end-users to increase our sales in China, especially our sales of PV systems. As part of our effort to expand overseas, we have built a sales team of 19 representatives located in Germany, Spain, Italy, Greece and the United States, and expect to further expand our overseas sales force.

In order to avoid brand confusion and build more direct relationships with our customers, we generally do not use sales agents and have actively promoted our brand name through participation in trade shows and exhibitions and advertisements on newspapers and trade magazines. For example, to strengthen our leadership position in our existing markets and to establish our presence in emerging markets, we became an official sponsor of the 2010 FIFA World Cuptm in South Africa. Our sponsorship agreement for the 2010 FIFA World Cuptm gives us global marketing rights, including certain ticket, perimeter-board advertising, and media rights as well as the right to showcase our solar products at the fan zones in the FIFA World Cuptm stadiums. The agreement also gives us the right to place our company logo next to the FIFA World Cuptm Official Emblem and advertise or promote our products and services. We are also participating in FIFA’s “Football for Hope” efforts by contributing our expertise in renewable energy for the “20 Centers for 2010” and “Green Goal” programs.

Customer Support and Services

We provide customer support and service in China through dedicated teams of technical service personnel located in Baoding, Chengdu, Tibet, Beijing, Shanghai and Lanzhou. Our customer support and service teams coordinate their activities with the marketing, technology, quality and manufacturing departments.

We provide customer support and service to overseas customers through our overseas subsidiaries and regional headquarters located in our major markets, such as Germany, Greece, Spain and the United States. Currently, our PV modules sold to customers outside of China typically carry a five-year limited warranty for defects in materials and workmanship, although historically our PV modules were typically sold with a two-year limit warranty for such defects. In addition, our PV modules typically carry a ten-year and twenty-five-year limited warranty against declines of initial power generation capacity by more than 10.0% and 20.0%, respectively. As a result, we bear the risk of extensive warranty claims long after we sell our products and recognize revenues. In connection with our PV system installation projects in China, we provide a one- to five-year warranty for our modules, storage batteries, controllers and inverters. Because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate, and because our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty provided by us for our products will be adequate in light of the actual performance of our products. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Unsatisfactory performance or defects in our products may cause us to incur warranty expenses, damage our reputation and cause our sales to decline.”

Intellectual Property

We have registered our trademarks “Yingli,” “Yingli Solar” and “Songzan” in China. We have also registered “Yingli Solar” in a number of foreign jurisdictions where we sell or plan to sell our products, including all members of the European Union, the United States and Canada. As of the date of this annual report, we had a total of 34 issued patents in China and had made 42 patent applications. We rely on a combination of patent, trademark, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Other than the know-how available in the public domain, we have developed in-house unpatented technical know-how that we use to manufacture our products. Many elements of our manufacturing processes involve proprietary know-how, technology or data, either developed by us in-house or transferred to us by our equipment suppliers, which are not covered by patents or patent applications, including manufacturing technologies and processes and production line and equipment designs. We have taken security measures to protect these elements. Substantially all of our research and development personnel are parties to confidentiality, non-competition and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop during their terms of employment with us. We also take other precautions, such as internal document and network assurance and using a separate dedicated server for technical data. We have not had any material intellectual property claims since our inception. See “Item 3.D. Risk Factor — Risks Related to Us and the PV Industry — Our limited intellectual property protection inside and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.”

Competition

The PV market is intensely competitive and rapidly evolving. The number of PV product manufacturers had rapidly increased due to the growth of actual and forecasted demand for PV products and the relatively low barriers to entry. The weakened demand for PV modules due to weakened macroeconomic conditions and tightened credit for PV project financing, combined with the increased supply of PV modules due to production capacity expansion by PV module manufacturers worldwide in recent years, has caused the price of PV modules to decline beginning in the fourth quarter of 2008. We expect that the prices of PV products, including PV modules, may continue to decline over time due to increased supply of PV products, reduced manufacturing costs from economies of scale, advancement of manufacturing technologies and cyclical downturns in the price of polysilicon. If we fail to attract and retain customers in our target markets for our current and future core products, namely PV modules and PV systems, we will be unable to increase our revenues and market share.

In 2007, 2008 and 2009, a significant portion of our revenues have been derived from overseas markets, including Germany, Spain, Italy, Greece, France, South Korea and the United States, and we expect these trends to continue. In these markets, we often compete with local and international producers of PV products that are substantially larger than us, including the solar energy divisions of large conglomerates such as BP Solar and Sharp Corporation, PV module manufacturers such as SunPower Corporation and Suntech Power Holdings Co., Ltd., and integrated PV product manufacturers such as SolarWorld AG, Renewable Energy Corporation and Trina Solar Limited.

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

With respect to PV modules, we compete primarily in terms of price, reliability of delivery, consistency in the average wattage of our PV modules, durability, appearance and the quality of after-sale services. We believe our highly bankable and cost-effective products, strong brand name, well-established reputation and integrated service model make our PV modules competitive in overseas markets. We sell small commercial, personal and home-use PV systems primarily in China where we have competitive advantages over our overseas competitors because of our closer proximity to customers in China and better understanding of their needs. We also have domestic competitors in China. With respect to large integrated PV system projects, we compete primarily in terms of price, design and construction experience, aesthetics and conversion efficiency. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We face intense competition in the PV modules and PV system markets and our PV products compete with different solar energy systems as well as other renewable energy sources in the alternative energy market. If we fail to adapt to changing market conditions and to compete successfully with existing or new competitors, our business prospects and results of operations would be materially and adversely affected.”

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

No such penalties have been imposed on us or our subsidiaries, and we believe we are currently in compliance with present environmental protection requirements in all material respects, and have obtained all necessary environmental permits for all of our production expansion projects. We are not aware of any other pending or threatened environmental investigation proceeding or action by any governmental agency or third party.

Insurance

We maintain a property insurance policy covering 100% of the book value of our equipment, facilities and inventory. The insurance policy covers losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our inventory and fixed assets amounted to approximately RMB 6,526.6 million as of the date of this annual report. We also maintain insurance policies in respect of marine, air and inland transit risks of our products. We also purchase personal injury insurance and accidental medical care insurance for our employees who go abroad for system installation projects. In addition, we have obtained product liability insurance coverage. The insurance policy covers bodily injuries and property damages caused by the products we sold, supplied or distributed up to specified limits. We do not maintain any insurance coverage for business interruption or key-man life insurance on our executive officers. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We have limited insurance coverage and may incur losses resulting from product liability claims, business interruption or natural disasters.”

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

Renewable Energy Law and Other Government Directives

In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006, or the 2006 Renewable Energy Law. The 2006 Renewable Energy Law sets forth the national policy to encourage and support the use of solar and other renewable energy and the use of on-grid generation. On December 26, 2009, the Standing Committee of the National People’s Congress adopted an amendment to the 2006 Renewable Energy Law, or the Amended Renewable Energy Law, which became effective on April 1, 2010. While the 2006 Renewable Energy Law has laid the legal foundation for developing renewable energy in China, the Amended Renewable Energy Law has introduced practical implementing measures to enhance such development.

The Amended Renewable Energy Law details the principles, main content and key issues of the renewable energy development and utilization plans, further elaborates the requirements for grid companies to purchase the full amount of electricity generated from renewable energy by setting out the responsibilities and obligations of the government, the power companies and the grid companies, respectively, and also clarifies that the state will set up a special fund, referred to as the renewable energy development fund, to compensate the difference between the tariff for electricity generated from renewable energy and that generated from conventional energy sources. The proceeds of the renewable energy development fund may also be used to support renewable energy scientific research, finance rural clean energy projects, build independent power systems in remote areas and islands, and build information networks to exploit renewable energy. It is anticipated that China will publish more detailed implementing rules for the Amended Renewable Energy Law and make corresponding changes to those existing implementing rules relating to renewable energy.

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

Tianwei Yingli, which is registered and operates in a “national high-tech zone” in Baoding, China, qualified as a “high and new technology enterprise” under the former Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises, or the FIE Income Tax Law and as a result had been entitled to a preferential income tax rate of 15% through 2007. In accordance with the FIE Income Tax Law and its implementation rules, as a foreign invested enterprise primarily engaged in manufacturing and in operation for more than ten years, Tianwei Yingli was entitled to a two-year exemption from the 15% enterprise income tax for two years from its first profit-making year following its conversion into a Sino-foreign equity joint venture company, specifically 2007 and 2008, and a 50% reduction in the subsequent three years, from 2009 to 2011. Under the EIT Law and the various implementation rules, Tianwei Yingli continues to enjoy its unexpired tax holiday which is applied to the new income tax rate of 25%, resulting in a tax rate of 0% for 2008, 12.5% for 2009 to 2011 and 25% thereafter. In December 2008, Tianwei Yingli was recognized by the Chinese government as a “high and new technology enterprise” and entitled to the preferential tax rate of 15% for 2008 to 2010. Under the EIT Law, where the transitional preferential policies and the preferential policies prescribed under the EIT Law and its implementation rules overlap, an enterprise may choose the most preferential policy, but may not enjoy multiple preferential policies. We have chosen to be grandfathered under the above-mentioned unexpired tax holiday instead of enjoying the preferential tax rate of 15% available for a “high and new technology enterprise” under the EIT Law. Yingli China was established in October 2007 and was recognized by the Chinese government in December 2008 as a “high and new technology enterprise”, the preferential enterprise income tax rate of 15% was applicable to Yingli China from 2008 to 2010 and the income tax rate will be 25% thereafter. In addition, Fine Silicon was recognized by the Chinese government in November 2009 as a “new and high technology enterprise”. As a result, Fine Silicon is entitled to the preferential enterprise income tax rate of 15% from 2009 to 2011 and the income tax rate will be 25% thereafter.

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

Dividend Distribution

The principal regulations governing distribution of dividends paid by foreign invested enterprises include:

•	the Company Law (1993), as amended;

•	the Law on Sino-Foreign Equity Joint Venture Enterprises (1979), as amended;

•	the Rules on Implementation of the Law on Sino-Foreign Equity Joint Venture Enterprises (1983), as amended;

•	the Enterprise Income Tax Law (2007);

•	the Rules of Implementation of the Enterprise Income Tax Law (2007);

•	the Wholly Foreign Owned Enterprise Law (1986), as amended; and

•	the Administrative Rules under the Wholly Foreign Owned Enterprise Law (1990), as amended.

Under these regulations, Sino-foreign equity joint venture enterprises and wholly foreign owned enterprises in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC GAAP. The board of directors of a Sino-foreign equity joint venture enterprise has the discretion to allocate a portion of its after-tax profits to reserve funds, employee bonus and welfare funds and enterprise development funds, which may not be distributed to equity owners as dividends. Wholly foreign owned enterprises in China are required to allocate at least 10% of their after-tax profits each year, if any, to their reserve funds until the cumulative amounts in such reserve funds have reached 50% of the registered capital of such enterprises, and to set aside a certain amount of its after-tax profits each year, if any, to its employee bonus and welfare fund. These reserves may not be distributed as cash dividends.

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

Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. It remains unclear whether any dividends to be distributed by us to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing for a different withholding arrangement will be entitled to the benefits under the relevant withholding arrangement.

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

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our significant subsidiaries as of the date of this annual report.

(1)	Indicates jurisdiction of incorporation.

(2)	The principal business of Tianwei Baobian is the manufacture of large electricity transformers. The common shares of Tianwei Baobian are listed on the Shanghai Stock Exchange. Tianwei Baobian is controlled and 51.1% owned by Baoding Tianwei Group Co., Ltd., or Tianwei Group, a wholly state-owned limited liability company established in the PRC, which is in turn controlled by China South Industries Group Corporation.

(3)	Indicates the percentage as of the date of this annual report.

(4)	The principal business of Cyber Power Group Limited, or Cyber Power, is investment in polysilicon manufacturing, provision of financing services and execution of other commercial and financing activities.

(5)	The principal business of Yingli International is the sale and marketing of PV products and relevant accessories and investments in renewable energy projects.

(6)	The principal business of Tianwei Yingli is the design, manufacture and sale of PV modules and the design, assembly, sale and installation of PV systems.

(7)	The principal business of Cyber Lighting Holding Company Limited is investment in polysilicon manufacturing, provision of financing services and execution of other commercial and financing activities.

(8)	The principal business of Yingli Green Energy Americas, Inc. is the sale and marketing of PV products and relevant accessories and investments in renewable energy projects.

(9)	The principal business of Yingli Europe is the sale and marketing of PV products and relevant accessories in Europe.

(10)	The principal business of Yingli Greece is the sale and marketing of PV products and relevant products in Greece, Cyprus, the Balkans and the Middle East.

(11)	The principal business of Yingli China is the research, manufacture, sale and installation of renewable energy products.

(12)	The principal business of Hainan Yingli is the research, manufacture, sale and installation of renewable energy products.

(13)	The principal business of Fine Silicon is the manufacture of solar-grade and electronic-grade polysilicon.

(14)	The principal business of Yingli Italia is the sale and marketing of PV products and relevant accessories in Italy.

(15)	The principal business of Yingli Beijing is the sale and manufacture of PV modules and PV systems.

(16)	Yingli China directly owns 50% of the equity interest in Hainan Yingli. Through an agreement with the 30% owner of Hainan Yingli under which Yingli China has committed to purchase the 30% equity interest in Hainan Yingli, Yingli China absorbs 80% of Hainan Yingli’s expected losses and receives 80% of Hainan Yingli’s expected residual returns. See Note 14 to our consolidated financial statements.

D.	Property, Plant and Equipment

We are headquartered at No. 3055 Fuxing Middle Road in the National New and High-technology Industrial Development Zone located in Baoding, China, where we own eight buildings with an aggregate floor area of approximately 22,461 square meters and the right to use the underlying land of approximately 37,540 square meters for 50 years. We also lease a factory building of approximately 2,063 square meters adjacent to our headquarters as a supplemental PV module manufacturing site. With an annual manufacturing capacity of 100 megawatts for each of multicrystalline polysilicon ingots and wafers, PV cells and PV modules at this facility, approximately 4,328 square meters of floor area are used for wafer and PV cell production, approximately 7,896 square meters are used for PV module production and approximately 2,626 square meters are used as administrative space.

In addition, we own several buildings with an aggregate floor area of approximately 306,329 square meters and the right to use approximately 207,631 square meters of land at No. 3399 Chaoyang North Street in Baoding. By December 2009, Tianwei Yingli had built 400 megawatts and Yingli China had built 200 megawatts of production capacity for each of multicrystalline polysilicon ingots and wafers, PV cells and PV modules at this location. Yingli China is currently building 300 megawatts of monocrystalline PV manufacturing capacity also at this location.

Furthermore, we own several buildings with an aggregate floor area of approximately 148,776 square meters and the right to use approximately 181,339 square meters of land at Shiziling Industrial Park of Haikou National Hi-Tech Development Zone in Haikou, Hainan Province. Hainan Yingli is currently building 100 megawatts of multicrystalline PV manufacturing capacity at this location.

With our existing 600 megawatts of manufacturing capacity and the expansion projects at Yingli China and Hainan Yingli, we expect that our overall annual manufacturing capacity will reach 1 gigawatt by the end of 2010. The facilities associated with these projects are expected to consist of approximately 477,566 squares meters of floor space and approximately 426,510 squares meters of land.

Currently, Fine Silicon, our in-house polysilicon manufacturing plant, owns several buildings with an aggregate floor area of approximately 45,903 square meters and the right to use approximately 544,534 square meters of land in Baoding, Hebei Province. Fine Silicon has started trial production of solar-grade polysilicon since late 2009 and is expected to reach its full production capacity of 3,000 tons per year by the end of 2010.

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

Overview

We are one of the leading vertically integrated PV product manufacturers in the world. We design, manufacture and sell PV modules, and design, assemble, sell and install PV systems. We sell PV modules to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, Greece, France, South Korea, the United States and China. Currently, we also sell PV systems, primarily to customers in China.

Our manufacturing capacity and operations have grown significantly since we completed construction of our first manufacturing facilities for PV modules in 2002. We use most of the polysilicon, polysilicon ingots and wafers and PV cells we produce for the production of PV modules, which we sell to third-party customers. We sold 142.5 megawatts, 281.5 megawatts and 525.3 megawatts of PV modules in 2007, 2008 and 2009, respectively. In addition, in January 2009, we completed the acquisition of Cyber Power, which, through its principal operating subsidiary in China, Fine Silicon, started trial production of solar-grade polysilicon in late 2009 and is expected to reach its full production capacity of 3,000 tons per year by the end of 2010. With our in-house polysilicon manufacturing capacity, our current products and services substantially cover the entire PV industry value chain, ranging from the manufacture of polysilicon, multicrystalline polysilicon ingots and wafers, PV cells and PV modules to the manufacture of PV systems and the installation of PV systems.

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

Industry Demand

Our business and revenue growth depend on the market demand for PV products. Although solar power technology has been used for several decades, the PV market grew significantly only in the past several years. According to Solarbuzz, the global PV market, as measured by annual PV system installation at end-user locations, increased from 1.5 gigawatts in 2005 to 7.3 gigawatts in 2009. Solarbuzz’s “Green World” forecast scenario forecasted global PV industry revenues and PV system installations to be US$77.88 billion and 24.74 gigawatts in 2014, respectively. However, demand for our PV products also depends on the general economic conditions in our target markets. Since the second half of 2008, economies around the world, including those in our target markets, have experienced a period of slow economic growth as compared to prior years. Partly as a result of these weakened worldwide macroeconomic conditions, the growth in demand for PV modules had declined significantly from the fourth quarter of 2008 to the second quarter of 2009. Starting from then, there have been signs of general economic recovery and improvement in the global PV project financing environment. However, we cannot assure you that such recovery will continue or be sustained or will ultimately have a positive effect on the general operating environment of our industry.

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

The demand for our PV modules and PV systems in our current, targeted or potential markets is affected significantly by these government subsidies and economic incentives. See “Item 3.D. Key Information — Risk Factors — Risks Related to Us and the PV Industry — A significant reduction in or discontinuation of government subsidies and economic incentives may have a material adverse effect on our results of operations.”

The PRC Renewable Energy Law, which became effective on January 1, 2006, sets forth policies to encourage the development and use of solar energy and other non-fossil fuel renewable energy. On December 26, 2009, the Standing Committee of the National People’s Congress adopted an amendment to the 2006 Renewable Energy Law, or the Amended Renewable Energy Law, which became effective on April 1, 2010. While the 2006 Renewable Energy Law has laid the legal foundation for developing renewable energy in China, the Amended Renewable Energy Law has introduced practical implementing measures to enhance such development. It provides, among others, that the State will set up a special fund, referred to as the renewable energy development fund, the proceeds of which may be used to support renewable energy scientific research, finance rural clean energy projects, build independent power systems in remote areas and islands, and build information networks to exploit renewable energy. It is anticipated that China will publish more detailed implementing rules for the Amended Renewable Energy Law, which may include those relating to the operation and administration of the renewable energy development fund. On March 23, 2009, the Ministry of Finance issued the Provisional Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, which outline a subsidy program dedicated to rooftop PV systems with a minimum capacity of 50kWp. While we believe this subsidy program will be positive for the development of the Chinese solar sector, the specifics of the implementation of the subsidy program have not yet been made public and we cannot predict with certainty the impact of such subsidy program on our business. If this subsidy program succeeds in significantly increasing the installation of rooftop PV system in China or if the PRC government adopts other subsidy programs or economic incentives for the development and use of solar energy, the demand for our PV modules and PV systems may be significantly affected by such subsidies and economic incentives, which may have a positive impact on our results of operations.

Availability and Accessibility of Financing for Solar Energy Applications

PV systems projects generally require significant upfront expenditures, and as a result, our customers have historically relied on financing for the purchase of our products. If financing for solar applications becomes inaccessible, the growth of the market for solar energy applications may be adversely affected. For example, the average selling price of our PV modules decreased significantly from the fourth quarter of 2008 to the second quarter of 2009, partly due to tighter credit for PV system project financing as a result of the continuing adverse credit market conditions. In addition, rising interest rates could render existing financings more expensive, as well as serve as an obstacle for potential financings that would otherwise spur the growth of the PV industry.

Capacity

In order to take advantage of expected market demand for PV products, we have been expanding our manufacturing capacity. We started producing PV modules in 2002 with initial manufacturing capacity of three megawatts, polysilicon ingots and wafers in October 2003 with initial manufacturing capacity of six megawatts and PV cells in March 2004 with initial annual manufacturing capacity of three megawatts. In accordance with our business model of a vertically integrated PV product manufacturer, we expanded our manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules to 200 megawatts as of December 31, 2007, 400 megawatts as of December 31, 2008 and 600 megawatts as of December 31, 2009.

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

Currently, we are in the process of further expanding our production capacity by building 300 megawatts of monocrystalline PV manufacturing capacity in Baoding, Hebei Province and an additional 100 megawatts of multicrystalline PV manufacturing capacity in Haikou, Hainan Province. Combined with our existing capacity, these expansion projects are expected to bring our total overall annual production capacity to one gigawatt of PV products by the end of 2010.

In addition, Fine Silicon, our in-house polysilicon production subsidiary, has started trial production of solar-grade polysilicon since late 2009 and is expected to reach its full production capacity of 3,000 tons per year by the end of 2010.

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

Since 2003 and until the beginning of the fourth quarter of 2008, the average selling prices of PV modules had been rising across the industry, primarily due to the high demand for PV modules as well as rising polysilicon costs during the same period. The weakened demand for PV modules due to weakened macroeconomic conditions, combined with the increased supply of PV modules due to production capacity expansion by PV module manufacturers worldwide in recent years, has caused the price of PV modules to decline beginning in the fourth quarter of 2008. The credit market conditions have improved since the second quarter of 2009, which has contributed to an overall increase in the demand for our products in the second half of 2009. However, we expect that the prices of PV products, including PV modules, may continue to decline over time due to increased supply of PV products, reduced manufacturing costs from economies of scale, advancement of manufacturing technologies and cyclical downturns in the price of polysilicon. Fluctuations in prevailing market prices may have a material effect on the prices of our PV modules and our profitability, particularly if the price of PV modules continues to decline or if the price of PV modules rises at a slower pace than the cost of polysilicon increases.

We sell our PV modules primarily through sales contracts with a term of less than one year and are obligated to deliver PV modules according to pre-agreed prices and delivery schedules.

Availability and Price of Polysilicon

High purity polysilicon and polysilicon scraps are the most important raw materials used in our manufacturing process. Until the third quarter of 2008, an industry-wide shortage of high purity polysilicon coupled with rapidly growing demand from the solar power industry caused rapid increases of high purity polysilicon prices. However, during the fourth quarter of 2008 and the first half of 2009, high purity polysilicon prices declined sharply as a result of significant new manufacturing capacity coming on line and falling demand for solar power products and semiconductor devices resulting from the global financial crisis and credit market conditions. Our average purchase price of polysilicon per kilogram decreased by 38.6% in 2008 compared to 2007. Our average purchase price of polysilicon per kilogram decreased by 70.7% in 2009 compared to 2008 and, based on current market conditions, we believe the spot prices of polysilicon will not experience as significant changes during 2010.

The average price of polysilicon over the medium to long term will depend on a number of factors, including the macro economic environment, the scope and progress of current and future manufacturing capacity expansion plans of the polysilicon suppliers, the level of demand for polysilicon from the PV and semiconductor industries and any changes in government regulations and subsidies in respect of PV and other alternative energy industry that may significantly affect the demand outlook for polysilicon. We believe that none of these factors can be predicted with reasonable certainty as of the date of this annual report, and the average price of polysilicon may increase or decrease significantly over the medium to long term as a result of any combination of such factors.

Our process technology enables us to increase our utilization of polysilicon scraps, the price of which has historically been significantly lower than high-purity polysilicon, in the production of ingots and wafers. However, as the price of high purity polysilicon has declined significantly since the fourth quarter of 2008, we have been utilizing an increased proportion of high purity polysilicon in our manufacturing process to further ensure the high quality standards of our PV modules. In addition, we are able to utilize polysilicon scraps and low-grade polysilicon to produce monocrystalline silicon that can be combined into our production of ingots and wafers to reduce manufacturing costs.

Historically, we have relied on spot market purchase to meet a significant portion of our polysilicon needs. In order to secure adequate and timely supply of high purity polysilicon and polysilicon scraps, we have historically entered into various purchase agreements and memorandums of understanding with local and foreign suppliers, including some of the world’s major polysilicon suppliers. Supplies under these purchase agreements started in early 2009. In response to the significant decrease in polysilicon price since the fourth quarter of 2008, we have renegotiated with our suppliers to reduce the purchase price for a substantial amount of polysilicon supplied under certain of our prior polysilicon supply contracts. We cannot assure you that we will be able to secure sufficient quantities of polysilicon and polysilicon scraps to support the expansion of our manufacturing capacity as currently planned. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We have experienced, and may experience in the future, industry-wide shortage of polysilicon. Our failure to obtain polysilicon in sufficient quantities, of appropriate quality and in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which will reduce, and limit the growth of, our manufacturing output and revenue.”

In January 2009, we acquired Cyber Power, which was then a development stage enterprise with plans to begin production of polysilicon, in order to have a more secure and stable supply of polysilicon independent of market conditions, and allow us to further vertically integrate our manufacturing processes and improve margins. Fine Silicon, the principal operating subsidiary of Cyber Power, started trial production in late 2009 and is expected to reach its full capacity of 3,000 tons per year by the end of 2010. However, we do not expect that our in-house polysilicon production capacity will meet our entire polysilicon needs in the near future.

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

We continually make efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our PV cells. We employ a number of techniques to reduce our production costs while striving to reach a PV cell conversion efficiency ratio that is on par with or above an acceptable range. First, we primarily use multicrystalline polysilicon, which is less expensive than monocrystalline polysilicon for our feedstock. While multicrystalline polysilicon tends to yield lower conversion efficiency than monocrystalline polysilicon, we believe cost savings from the use of multicrystalline polysilicon outweigh the reduced level of conversion efficiency. Second, we use polysilicon feedstock that mixes high purity polysilicon with polysilicon scraps, which is substantially less expensive than high purity polysilicon, at a ratio which we believe yields an enhanced balance of cost and quality. Third, our research and development team continues to focus on finding ways to improve our manufacturing technology and reduce manufacturing costs without compromising the quality of our products.

We are also developing monocrystalline PV technologies. Currently, we are in collaboration with the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells, to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells. On the Project PANDA pilot line, we have successfully produced next-generation cells with an average efficiency rate of 18.5% since the third quarter of 2009. With the ramp-up of the production capacity of the new lines and the commercialization of the Project PANDA technology, we expect to maintain the average efficiency rate at 18.5% or above by the end of 2010.

Net Revenues

We currently derive net revenues from three sources:

•	sales of PV modules, which are currently our principal source of revenues and are primarily driven by market demand as well as our manufacturing capacity;

•	sales of PV systems, which consist of sales of PV systems and related installation services; and

•	other revenues, which consist primarily of sales of raw materials.

The following table sets forth each revenue source as a percentage of total consolidated net revenues for the periods indicated.

	2007		2008		2009
		% of Total		% of Total			% of Total
	RMB	Net Revenues	RMB	Net Revenues	RMB	US$	Revenues
			(In thousands, except percentages)

Net revenues:
Sales of PV modules	4,015,788	98.9%	7,445,790	98.6%	7,158,441	1,048,717	98.7%
Sales of PV systems	1,952	0.1	27,584	0.4	50,197	7,354	0.7
Other revenues	41,583	1.0	79,641	1.0	46,231	6,773	0.6

Total net revenues	4,059,323	100.0%	7,553,015	100.0%	7,254,869	1,062,844	100.0%

Our net revenues are net of business tax, value-added tax, city construction tax, education surcharge and returns and exchanges of products. Key factors affecting our net revenues include the average selling price per watt and wattage of our PV modules sold.

We have been dependent on a limited number of customers for a significant portion of our revenues. In 2007, 2008 and 2009, sales to customers that individually exceeded 10% of our consolidated net revenues accounted for 45.2%, 11.6% and 16.9% of our consolidated net revenues, respectively. Our largest customers have changed from year to year due to the rapid growth of the sales of our PV modules, our diversification into new geographic markets and our ability to find new customers willing to place large orders with us.

We currently sell most of our PV modules to customers located in Europe. The following table sets forth our total consolidated net revenues by geographic region for the periods indicated:

	For the Year Ended December 31,
	2007		2008		2009
		% of total		% of total			% of total
Country/Region	Revenues	revenues	Revenues	revenues	Revenues		revenues
	RMB		RMB		RMB	US$
	(In thousands, except percentages)

Europe:
Germany	889,036	21.9%	3,118,713	41.3%	4,575,675	670,340	63.1%
Spain	2,606,125	64.2	3,041,767	40.3	431,520	63,218	5.9
Italy	292,836	7.2	95,237	1.2	445,861	65,319	6.1
France	556	0.0	291,814	3.9	99,915	14,638	1.4
Belgium	2,507	0.1	58,716	0.8	163,091	23,893	2.3
Holland	—	—	—	—	348,710	51,086	4.8
Czechic	814	0.0	—	—	174,405	25,551	2.4
Cyprus	—	—	—	—	162,064	23,743	2.2
Others	3,040	0.1	26,899	0.3	91,402	13,390	1.3

Subtotal — Europe	3,794,914	93.5	6,633,146	87.8	6,492,643	951,178	89.5
China	61,098	1.5	186,488	2.5	328,505	48,126	4.5
Hong Kong	103,794	2.6	—	—	56,862	8,330	0.8
United States	36,182	0.9	127,743	1.7	147,383	21,592	2.1
Japan	55,949	1.4	309,421	4.1	1,819	266	0.0
South Korea	2,045	0.0	287,193	3.8	218,135	31,957	3.0
Other countries	5,347	0.1	9,024	0.1	9,522	1,395	0.1

Total revenues	4,059,329	100.0%	7,553,015	100.0%	7,254,869	1,062,844	100.0%

Sales tax and surcharge	(6)		—		—	—

Total net revenues	4,059,323		7,553,015		7,254,869	1,062,844

All of our net revenues from sales of PV systems are currently derived from China.

Cost of Revenues

Our cost of PV module sales consists primarily of:

•	Polysilicon. The cost of high-purity polysilicon and polysilicon scraps is the largest component of our total cost of revenues. We purchase polysilicon from various suppliers, including silicon manufacturers and distributors.

•	Other Raw Materials. Other raw materials include crucibles, silicon carbides, cutting fluid, steel cutting wires, alkaline detergents, metallic pastes, laminate materials, silica gel, tempered glass, aluminum frames, solder, junction boxes, cables, connectors and other chemical agents and electronic components.

•	Toll Manufacturing. We process silicon raw materials into ingots and produce wafers, PV cells and PV modules in-house. As our PV cell manufacturing capacity used to be less than the production capacities for our wafers and PV modules, we used to send a portion of excess wafers to third-party PV cell manufacturers and receive PV cells from them under toll manufacturing arrangements which are then used to produce our PV modules. The cost of producing PV cells through a toll manufacturing arrangement is typically higher than the cost of producing them in-house. Having attained overall annual manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules of 200 megawatts in July 2007 and further to 400 megawatts in September 2008 and 600 megawatts by the third quarter of 2009, our PV cell production has reached the same level as our wafer and PV module production through the ramp-up of our manufacturing capacity. Therefore, we expect that we will no longer incur costs associated with toll manufacturing arrangements.

•	Direct Labor. Direct labor costs include salaries and benefits for personnel directly involved in the manufacturing activities.

•	Overhead. Overhead costs include utilities, maintenance of production equipment, land use rights and other ancillary expenses associated with the manufacturing activities.

•	Depreciation of Property, Plant and Equipment. Depreciation of property, plant and equipment is provided on a straight-line basis over the estimated useful life, which is thirty years for buildings, four to ten years for machinery and motor vehicles, three to five years for furniture and fixtures and eight to ten years for motor vehicles, taking into account their estimated residual value. Due to our capacity expansion, depreciation in absolute terms has increased significantly. We expect this trend to continue as we continue to expand our manufacturing capacity and build new facilities to attain an overall annual manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules of one gigawatt by the end of 2010 and the fully ramp-up of our in-house polysilicon manufacturing facilities.

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

Gross Profit and Gross Margin

Our gross profit is affected by a number of factors, including the average selling prices for our PV products, the cost of polysilicon, product mix, economies of scale and benefits from vertical integration and our ability to cost-efficiently manage our raw material supply. Our gross profit was RMB 1,714.4 million (US$251.2 million) in 2009. Our gross profit margin was 23.6% in 2009, compared to 23.4% in 2008 and 25.6% in 2007. Our gross margins in 2009 increased slightly from 2008 primarily as a result of the significant decline in the blended polysilicon cost and our continuous efforts in reducing polysilicon consumption per watt and non-polysilicon processing cost, largely offset by a sharp decrease in the average selling price for PV modules. The decrease in gross margin from 2007 to 2008 was primarily due to the lower gross margin in the fourth quarter of 2008, which was the result of significantly weakened worldwide macroeconomic conditions in the fourth quarter of 2008 and the depreciation of the Euro and the U.S. dollar against the Renminbi.

We may continue to face margin compression pressure in the sales of PV modules due to the decrease in the average selling price of our PV modules and increasingly intense competition in the PV module market, although a decrease in our average purchase price of polysilicon per kilogram has alleviated some of the margin compression pressure. Furthermore, we believe that as our polysilicon production starts to ramp up and becomes optimized and our PV business expands economies of scale and the cost reduction achieved through research and development efforts at each stage of our vertically integrated manufacturing process, among other factors, will have a positive effect on our gross profit margins over time.

Operating Expenses

Our operating expenses consist of:

•	Selling Expenses, which consist primarily of advertising costs, salaries and employee benefits of sales personnel, sales-related travel and entertainment expenses, sales related shipping costs, warranty costs, amortization of intangible assets (including backlog and customer relationships), share-based compensation expenses and other selling expenses including sales commissions paid to our sales agents. We expect that our selling expenses will increase in the near term as we increase sales efforts, hire additional sales personnel, target new markets and initiate additional marketing programs to build up our brand. However, we expect that selling expenses will decrease as a percentage of net revenues over time as we achieve greater economies of scale.

Currently, our PV modules sold to customers outside of China typically carry a five-year limited warranty for defects in materials and workmanship, although historically our PV modules were typically sold with a two-year limited warranty for such defects. In addition, our PV models typically carry a ten-year and twenty-five-year limited warranty against declines of more than 10.0% and 20.0%, respectively, from the initial power generation capacity at the time the product is sold. These warranties require us to fix or replace the defective products. We currently accrue the equivalent of 1% of gross revenues for potential warranty obligations. In 2009, we recognized warranty expense of RMB 72.7 million (US$10.7 million).

•	General and Administrative Expenses, which consist primarily of salaries and benefits for our administrative and finance personnel, audit, legal and consulting fees, other travel and entertainment expenses, bank charges, amortization of technical know-how, depreciation of equipment used for administrative purposes and share-based compensation expenses. We expect that general and administrative expenses will decrease as a percentage of net revenues over time as we achieve greater economies of scale.

•	Research and Development Expenses, which consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and prototype and equipment costs relating to the design, development, testing and enhancement of our products and manufacturing process. We are a party to several research grant contracts with the PRC government under which we receive funds for specified costs incurred in certain research projects. We record such amounts as a reduction to research and development expenses when the related research and development costs are incurred. We expect our research and development expenses (not adjusted for offsets by government grants) to increase as we place a greater strategic focus on PV system sales in overseas markets and as we continue to hire additional research and development personnel and focus on continuous innovation of process technologies for our PV products. We conduct our research and development, design and manufacturing operations in China, where the costs of skilled labor, engineering and technical resources, as well as land, facilities and utilities, tend to be lower than those in more developed countries.

•	Provision of doubtful accounts receivable, which represent our estimated losses on accounts receivable resulting from customers’ inability or failure to make payments under our sales contracts. We consider age of doubtful accounts receivable, historical collection experience, customer specific facts and current economic conditions.

•	Impairment of intangible assets, which represent the difference between the carrying amount and the fair value of the intangible assets. Historically, intangible assets arose from the purchase price allocation in connection with our acquisitions of equity interests in Tianwei Yingli in 2006, 2007 and 2008. Due to the significant decrease in the price of polysilicon since the fourth quarter of 2008, we recognized impairment of intangible assets in 2009 in connection with the long-term polysilicon supply agreements entered into by Tianwei Yingli. No impairment of intangible assets was recorded in 2007 or 2008.

Taxation

Under current laws of the Cayman Islands and the British Virgin Islands, we are not subject to income or capital gains tax. Additionally, dividend payments made by us are not subject to withholding tax in the Cayman Islands and the British Virgin Islands.

Tianwei Yingli, which is registered and operates in a “national high-tech zone” in Baoding, China, qualified as a “high and new technology enterprise” under the former Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises, or the FIE Income Tax Law, and as a result has been entitled to a preferential income tax rate of 15% through 2007. In accordance with the FIE Income Tax Law and its implementation rules, as a foreign invested enterprise primarily engaged in manufacturing and in operation for more than ten years, Tianwei Yingli was entitled to an exemption from the 25% enterprise income tax for two years from its first profit-

making year following its conversion into a Sino-foreign equity joint venture company, specifically 2007 and 2008, and a 50% reduction in the subsequent three years, from 2009 to 2011.

On March 16, 2007, the National People’s Congress passed the EIT Law, which replaces the FIE Income Tax Law and adopts a uniform income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The EIT Law became effective on January 1, 2008. The EIT Law provides a five-year transition period from its effective date for enterprises established before the promulgation date of the EIT Law and which were entitled to preferential tax rates and treatments under the then effective tax laws or regulations. On December 26, 2007, the PRC government issued detailed implementation rules regarding the transitional preferential policies. Furthermore, under the EIT Law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to the preferential enterprise income tax rate of 15%. The Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises on April 14, 2008 and the Guidelines for Recognition of High and New Technology Enterprises on July 8, 2008. Under the EIT Law and the various implementation rules, Tianwei Yingli continues to enjoy its unexpired tax holiday which is applied to the new income tax rate of 25%, resulting in a tax rate of 0% for 2008, 12.5% for 2009 to 2011 and 25% thereafter. In December 2008, Tianwei Yingli was recognized by the Chinese government as a “high and new technology enterprise” and entitled to the preferential tax rate of 15% for 2008 to 2010. Under the EIT Law, where the transitional preferential policies and the preferential policies prescribed under the EIT Law and its implementation rules overlap, an enterprise may choose the most preferential policy, but may not enjoy multiple preferential policies. We have chosen to be grandfathered under the above-mentioned unexpired tax holiday instead of enjoying the preferential tax rate of 15% available for a “high and new technology enterprise” under the EIT Law. Yingli China was established in October 2007 and was recognized by the Chinese government in December 2008 as a “high and new technology enterprise”, the preferential enterprise income tax rate of 15% was applicable to Yingli China from 2008 to 2010 and the income tax rate will be 25% thereafter. In addition, Fine Silicon was recognized by the Chinese government in November 2009 as a “new and high technology enterprise”. As a result, Fine Silicon is entitled to the preferential enterprise income tax rate of 15% from 2009 to 2011 and the income tax rate will be 25% thereafter.

Moreover, the EIT Law and its implementation rules impose a 10% withholding tax, unless reduced by a tax treaty or agreement for distributions of dividends in respect of earnings accumulated beginning on January 1, 2008 by a foreign investment enterprise to its immediate overseas holding company, insofar as the later is treated as a non-resident enterprise. Distributions of earnings generated before January 1, 2008 are exempt from such withholding tax. Therefore, we have not recognized a deferred tax liability for undistributed earnings through December 31, 2007. We intend to reinvest indefinitely undistributed earnings generated in 2008 and 2009 and therefore have not recognized a deferred tax liability for those earnings.

Accounting for Noncontrolling Interests

Historically, we recognized the equity interest in our various subsidiaries not held by us as minority interests in our consolidated statement of operations and included the amount of minority interests as a separate item in our consolidated balance sheet, which was excluded from shareholders’ equity. Since our adoption of ASC Topic 810-10, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51,” starting from January 1, 2009, we are required to re-classify the previously reported minority interests as noncontrolling interests. In addition, the consolidated net income (loss) previously reported in our consolidated statement of operations is represented to include net income (loss) attributable to Yingli Green Energy and the noncontrolling interests. Under ASC Topic 810-10, we are also required to include the amount of noncontrolling interests as part of shareholders’ equity in our consolidated balance sheet. Such reclassification and changes in presentation will not affect our results of operations in future periods.

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

Accrued Warranty Obligations

Currently, our PV modules sold to customers outside of China typically carry a five-year limited warranty for defects in materials and workmanship, although historically our PV modules were typically sold with a two-year limited warranty for such defects. In addition, the PV models typically carry a ten-year and twenty-five-year limited warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. As a result, we bear the risk of warranty claims long after we have sold our products and recognized revenues. We have sold PV modules only since more than six years ago and only a small portion of our PV modules has been in use for more than seven years. In connection with PV system sales in the PRC, we provide a one to five-year limited warranty against defects in modules, storage batteries, controllers and inverters. We perform industry-standard testing to test the quality, durability and safety of our products. As a result of such tests, we believe the quality, durability and safety of our products are within industry norms. Our estimate of the amount of our warranty obligations is based on the results of these tests, consideration given to the warranty accrual practice of other companies in the same business and our expected failure rate and future costs to service failed products. Our warranty obligation will be affected by our estimated product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting product failure. Consequently, we accrue the equivalent of 1% of gross revenues for potential warranty obligations. As of December 31, 2009, RMB 18.3 million (US$2.7 million) in warrant costs were incurred or claimed, primarily as a result of warranty claims for our PV modules that we had previously sold. As of December 31, 2008 and 2009, our accrued warranty costs amounted to RMB 123.6 million and RMB 189.2 million (US$27.7 million), respectively. As of December 31, 2008 and 2009, RMB 114.7 million and RMB 174.4 million (US$25.6 million), respectively, in warranty costs were classified as non-current liabilities, which reflects our estimate of the timing of when the warranty expenditures will likely be made.

We charge actual warranty expenditures against the accrued warranty liability. To the extent that actual warranty expenditures differ significantly from estimates, we will revise our warranty provisions accordingly.

Changes in the carrying amount of accrued warranty liability are as follows:

	For the Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
	(In thousands)

Beginning balance	20,686	60,780	123,649	18,115
Warranty expense for current year sales	40,094	74,036	72,747	10,657
Warranty costs incurred or claimed	—	(11,167)	(7,163)	(1,049)

Total accrued warranty cost	60,780	123,649	189,233	27,723

Less: accrued warranty cost, current portion	4,248	8,957	14,789	2,167

Accrued warranty cost, excluding current portion	56,532	114,692	174,444	25,556

Long-Lived Assets

As of December 31, 2008 and 2009, our intangible assets primarily consisted of technical know-how, customer relationships, long-term supplier agreements and trademarks that were acquired in connection with our acquisitions of noncontrolling interests. We made acquisitions of an additional 2.98%, 8.15%, 7.98% and 3.90% equity interest in Tianwei Yingli on November 20, 2006, December 18, 2006, June 25, 2007 and March, 14, 2008, respectively. We allocate the purchase price to the assets acquired and liabilities assumed based on their estimated fair value on the date of acquisition, which we refer to as the purchase price allocation. As part of the purchase price allocation, we are required to determine the fair value of any intangibles acquired.

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

We depreciate and amortize our property, plant, equipment and intangible assets, which are subject to amortization, using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of plant and equipment (including the salvage values) in order to determine the amount of depreciation expense to be recorded during each reporting period. We estimate the useful lives at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which would result in the recognition of increased depreciation and amortization expense in the future periods. There has been no change to the estimated useful lives or salvage values during 2007, 2008 and 2009.

We evaluate long-lived assets, including property, plant and equipment and intangible assets, which are subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. Goodwill and intangible assets that are not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. For intangible assets that are not subject to amortization, an impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. For goodwill, the impairment determination is made at the reporting unit level and consists of two steps. In the first step, we determine the fair value of a reporting unit and compare it to its carrying amount, including goodwill. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill. We have determined that we constitute a single reporting unit for the purpose of the impairment testing and considered the quoted market price of our ADSs representing ordinary shares as a reasonable measurement basis of the reporting unit’s fair value. We performed the annual impairment review of goodwill at December 31 and determined that the estimated fair value of the reporting unit exceeds its carrying amount.

For the year ended December 31, 2009, due to continuing decreases in the price of polysilicon, long-term supplier agreements no longer provided us with cost savings. Therefore, impairment of RMB 131.2 million (US$19.2 million) was recognized for the intangible assets related to long-term supplier agreements. For the other periods presented, no impairment on our long-lived assets was recognized.

Share-Based Compensation

As further described in Note 16 to our consolidated financial statements, we account for share-based compensation under FASB ASC Topic 718, “Compensation — Stock Compensation.” Under ASC Topic 718,

the cost of all share-based payment transactions must be recognized in our consolidated financial statements based on their grant-date fair value over the required period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service from the employee, or the vesting period. We determine the fair value of our employees’ share options as of the grant date using the Black-Scholes option pricing model.

Under this model, we make a number of assumptions regarding the fair value of the options, including:

•	the estimated fair value of our ordinary shares on the grant date for options granted prior to our initial public offering;

•	the maturity of the options;

•	the expected volatility of our future ordinary share price;

•	the risk-free interest rate, and;

•	the expected dividend rate.

Prior to our initial public offering, for the purpose of determining the estimated fair value of our share options that have been granted, we believe that the expected volatility and the estimated share price of our ordinary shares are the most critical assumptions since we were a privately-held company on the date we granted our options. The expected volatility of our future ordinary share price was estimated based on the price volatility of the publicly traded ordinary shares of 11 comparable companies in the PV manufacturing business whose shares are publicly traded over the most recent period to be equal to the expected option life of our employees’ share option.

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

We had 1,426,629, 4,363,213 and 4,559,239 employee share options outstanding as of December 31, 2007, 2008 and 2009, respectively. The following table sets forth information regarding our outstanding employee share options as of December 31, 2007, 2008 and 2009:

				Weighted
		Weighted		Average
		Average		Remaining	Aggregate
	Number of	Exercise		Contractual	Intrinsic
	Shares	Price		Term	Value

Outstanding as of December 31, 2006	610,929	US$	2.10
Granted	815,700	US$	23.65
Exercised	—		—
Forfeited or expired	—		—
Outstanding as of December 31, 2007	1,426,629	US$	14.42
Granted	2,979,584	US$	8.48
Exercised	—		—
Forfeited or expired	(43,000)	US$	19.37
Outstanding as of December 31, 2008	4,363,213	US$	10.32
Granted	503,000	US$	6.65
Exercised	(159,417)	US$	4.16		US$	(1,857)
Forfeited or expired	(147,557)	US$	7.16

Outstanding as of December 31, 2009	4,559,239	US$	10.23	8.41 years	US$	37,067

Exercisable as of December 31, 2009	1,621,063	US$	10.39	8.09 years	US$	13,387

On January 19, 2007, we granted 2,576,060 unvested restricted shares under our 2006 stock incentive plan for the benefit of 68 participants, consisting of 1,576,300 unvested restricted shares granted to eight directors and officers of Yingli Green Energy and Tianwei Yingli and 999,760 unvested restricted shares granted to 60 other employees of us. Share-based compensation expense with respect to the unvested restricted shares was measured based on the estimated fair value of our ordinary shares at the date of grant and is recognized on a straight-line basis over the five-year vesting period. In April, 2007, we granted 30,000 and 15,000 unvested restricted shares to one executive and one third-party consultant, respectively. Share-based compensation expense with respect to the unvested restricted shares granted to the employee was measured based on the estimated stock issuance price of our initial public offering of US$11 at the date of grant and is recognized on a straight-line basis over the five-year period. We granted unvested shares to the consultant in exchange for certain services to be provided. We account for equity instrument issued to non-employee vendors in accordance with the provisions of FASB ASC Topic 505-50, “Equity Payments to Non-employees” under the fair value method. The measurement date of the fair value of the equity instrument issued is the date on which the consultant’s performance was completed. Prior to the measurement date, the equity instruments are measured at their then-current fair values at each of the reporting dates. Share-based expense recognized over the service period is adjusted to reflect changes in the fair value of the ordinary shares between the reporting periods up to the measurement date.

We recorded non-cash share-based compensation expense of RMB 27.7 million (or US$3.7 million as translated at the applicable average exchange rate prevailing during the period) for the year ended December 31, 2007, RMB 60.6 million (or US$8.7 million as translated at the applicable average exchange rate prevailing during the period) for the year ended December 31, 2008, and RMB 76.0 million (or US$11.2 million as translated at the applicable average exchange rate prevailing during the period) for the year ended December 31, 2009.

For our unvested restricted shares issued on January 19, 2007, we estimated the fair value of our ordinary shares on the date of grant to be US$4.96.

The fair value of our ordinary shares of US$4.74 and US$4.96 per share at the respective date of grant was determined based on contemporaneous valuations as of December 28, 2006 and January 19, 2007. The following describes the methodology and major assumptions used.

Since our capital structure comprised of preferred shares and ordinary shares at the grant date, our enterprise value was allocated between each class of equity using an option pricing method. The option pricing method treats ordinary shares and preferred shares as call options on the enterprise value, with exercise prices based on the liquidation preference of the preferred shares.

We used a weighted average equity value derived by using a combination of the income approach (discounted cash flow method) and the market approach (guideline company method) and applied a 40% weight to the market approach and a 60% weight to the income approach to arrive at the fair value as of December 28, 2006 and January 19, 2007. There was no significant difference between the enterprise value of our valuation derived using the income approach and the enterprise value derived using the market approach.

For the market approach, the market profile and performance of eleven guideline companies with businesses similar to those of us were considered. We used information from the eleven listed guideline companies to derive market multiples. The eleven guideline companies identified were: Energy Conversion Devices, Inc, E-Ton Solar Tech Co Ltd, Suntech Power Holdings Co Ltd, Solar Fabrik AG, Sunways AG, Solarworld AG, Solon AG, Q-Cells AG, Motech Industries Inc, SunPower Corporation and Ersol Solar Energy AG. We then calculated the following three multiples for the guideline companies: the enterprise value to sales multiple, the EBITDA multiple and the EBIT multiple. Due to the different growth rates, profit margins and risk levels of the Company and the guideline companies, price multiple adjustments were made. The 2007 adjusted average price multiples of the guideline companies were used in the valuation of our enterprise value.

For the income approach, a DCF analysis was used based on our projected cash flows from 2006 through 2010. We used a WACC of 18.0% as of December 28, 2006 and January 19, 2007, respectively, based on the WACC of the guideline companies.

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

Based on the closing price of our ordinary shares of US$15.81 per share as of December 31, 2009, the aggregate intrinsic value of the options outstanding as of December 31, 2009 was approximately US$37.1 million.

Valuation of Inventories

Our inventories are stated at the lower of cost or net realizable value. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record a write-down against the cost of inventories for a decline in net realizable value. Expected demand and anticipated sales price are the key factors affecting our inventory valuation analysis. For purposes of our inventory valuation analysis, we develop expected demand and anticipated sales prices primarily based on sales orders and, to a far lesser extent, industry trends and individual customer analysis. We also consider sales and sales orders after each reporting period-end but before the issuance of our financial statements to assess the accuracy of our inventory valuation estimates. Historically, actual demand and sales price have generally been consistent with or greater than expected demand and anticipated sales price used for purposes of the our inventory valuation analysis. The evaluation also takes into consideration new product development schedules, the effect that new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of polysilicon, our primary raw material, is subject to fluctuations based on global supply and demand. Our management continually monitors the changes in the purchase price paid for polysilicon, including prepayments to suppliers, and the impact of such change on our ability to recover the cost of inventory and our prepayments to suppliers. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories. For the years ended December 31, 2007, 2008 and 2009, inventory write-downs, which are included in cost of revenues, were RMB 22.7 million, RMB 7.5 million and RMB 9.6 million (US$1.4 million), respectively.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts for the estimated loss on receivables when collection may no longer be reasonably assured. We assess collectibility of receivables based on a number of factors including the customer’s financial condition and creditworthiness. We make credit sales to major strategic customers in Europe. To reduce credit risks relating to other customers, we require some of our customers to pay a major portion of the purchase price by letters of credit. For the years ended December 31, 2007, 2008 and 2009, our provision for doubtful accounts amounted to RMB 0.6 million, RMB 0.9 million and RMB 322.7 million (US$47.3 million), respectively. The significant increase in allowance for doubtful accounts from 2008 to 2009 was primarily due to expected losses for two particular customers in the fourth quarter of 2009, for which we recognized a provision for doubtful accounts receivable in the amount of RMB 315.5 million (US$46.2 million) in 2009. We recorded a reversal of allowance for doubtful accounts in an amount of RMB 1.2 million in the year ended December 31, 2008, primarily due to the collection from a customer upon reaching a settlement agreement with such customer.

The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2007, 2008 and 2009:

	Year ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
	(In thousands)

Beginning balance	(2,309)	(2,618)	(986)	(144)
Additions	(647)	(938)	(322,668)	(47,271)
Reversal of allowance for doubtful accounts	—	1,155	—	—
Write-off of accounts receivable charged against the allowance	338	1,415	629	92

Ending balance	(2,618)	(986)	(323,025)	(47,323)

Results of Operations

The following table sets forth a summary of our results of operations for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2007		2008
	(As adjusted)(1)		(As adjusted)(1)		2009
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)

Net revenues:
Sales of PV modules	4,015,788	98.9%	7,445,790	98.6%	7,158,441	1,048,717	98.7%
Sales of PV systems	1,952	0.1	27,584	0.4	50,197	7,354	0.7
Other revenues	41,583	1.0	79,641	1.0	46,231	6,773	0.6

Total net revenues	4,059,323	100.0%	7,553,015	100.0%	7,254,869	1,062,844	100.0%
Cost of revenues:
Cost of PV modules sales(3)	2,971,710	73.3%	5,713,605	75.6%	5,458,284	799,643	75.2%
Cost of PV systems sales	1,493	0.0	19,241	0.3	39,851	5,838	0.6
Cost of other revenues	45,516	1.1	52,953	0.7	42,361	6,206	0.6

Total cost of revenues(3)	3,018,719	74.4%	5,785,799	76.6%	5,540,496	811,687	76.4%
Gross profit(3)	1,040,604	25.6%	1,767,216	23.4%	1,714,373	251,157	23.6%
Operating expenses:
Selling(3)	193,703	4.8%	294,895	3.9%	347,545	50,916	4.8%
General and administrative(2)	149,166	3.7	261,989	3.5	410,101	60,080	5.7
Research and development	17,545	0.4	57,249	0.7	184,332	27,005	2.5
Provisions of doubtful accounts receivable(2)	647	0.0	(217)	0.0	322,668	47,271	4.5
Impairment of intangible assets	—	—	—	—	131,177	19,217	1.8

Total operating expenses(2)(3)	361,061	8.9%	613,916	8.1%	1,395,823	204,489	19.3%
Income from operations(2)	679,543	16.7%	1,153,300	15.3%	318,550	46,668	4.4%
Equity in losses of affiliates, net	(1,109)	0.0	(2,174)	0.0	(2,769)	(406)	0.0
Interest expense, net	(52,323)	(1.3)	(149,392)	(2.0)	(370,015)	(54,207)	(5.1)
Foreign currency exchange gains (losses), net	(32,662)	(0.8)	(66,286)	(0.9)	38,389	5,624	0.5
Loss on debt extinguishment	—	—	—	—	(244,744)	(35,855)	(3.4)
Loss from revaluation of embedded derivative	—	—	—	—	(231,345)	(33,892)	(3.2)
Other income	—	—	6,090	0.1	7,373	1,079	0.1
Income tax (expense) benefit(2)	(12,928)	(0.3)	5,588	0.1	31,831	4,663	(0.4)
Net income (loss)(2)	580,521	14.3	947,126	12.6	(452,730)	(66,326)	(6.2)
Less: Earnings attributable to the noncontrolling interests(2)	(192,612)	(4.7)	(293,300)	(3.9)	(78,865)	(11,554)	(1.1)
Net income (loss) attributable to Yingli Green Energy(2)	387,909	9.6%	653,826	8.7%	(531,595)	(77,880)	(7.3)%

(1)	Due to the adoption and retroactive application of FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), included in ASC Topic 470-20, Debt with Conversion and Other Option, our previously reported 2007 and 2008 financial results have been revised to reflect an increase in interest expense from RMB 64.8 million to RMB 65.9 million and from RMB 149.2 million to RMB 162.1 million in the year ended December 31, 2007 and 2008, a decrease in current assets from RMB 28.6 million to RMB 27.3 million and from RMB 40.5 million to RMB 39.6 million as of December 31, 2007 and 2008 and a decrease in convertible senior notes from RMB 1,262.7 million to RMB 1,219.8 million and from RMB 1,241.9 million to RMB 1,214.8 million as of December 31, 2007 and 2008 respectively.

(2)	Our previously reported unaudited 2009 financial results have been revised to reflect an additional bad debt expense of RMB 131.1 million and an additional write-off of prepayments to suppliers of RMB 31.4 million, which resulted in an increase in operating expense from RMB 1,233.3 million to RMB 1,395.8 million, a change from income tax expense of RMB 32.9 million to income tax benefit of RMB 31.8 million and a decrease in earnings attributed to noncontrolling interests from RMB 104.3 million to RMB 78.9 million.

(3)	Our previously reported audited consolidated statements of operations for the year ended December 31, 2007 and 2008 have been revised to reflect a reclassification of warranty cost of RMB 40.1 million and RMB 74.0 million and shipping and delivery costs relating to PV module sales of RMB 43.7 million and RMB 63.6 million from cost of revenues to selling expenses in order to better reflect the selling related nature of these expenses and to increase the comparability of information with our major competitors.

Year Ended 2009 Compared to Year Ended 2008

Net Revenues.  Our total net revenues were RMB 7,254.9 million (US$1,062.8 million) in 2009, which decreased by 3.9% from RMB 7,553.0 million in 2008. PV module shipment volume in 2009 was 525.3 megawatts, an increase of 86.6% from 281.5 megawatts in 2008. The increase in total shipments was primarily due to our increasingly well-recognized brand, solid and diversified customer base, enhanced sales channels and stronger customer service offerings, and was supported by the completion of an additional 200 megawatts of total production capacity for each of polysilicon ingots and wafers, PV cells and PV modules in July 2009. The decrease in net revenues despite the 86.6% increase in shipments was primarily due to a significant reduction in the average selling price for PV modules, which was caused by re-adjustments of prices across each stage along the solar value chain due in part to the recent global financial crisis and the depreciation of the Euro against the Renminbi. The average selling price of PV modules for 2009 was US$2.00 per watt, compared to the average selling price of US$3.88 per watt in 2008.

Net revenues from sales of PV modules were RMB 7,158.4 million (US$1,048.7 million), or 98.7% of total net revenues in 2009, as compared to RMB 7,445.8 million, or 98.6% of total net revenues in 2008. Our PV module sales in Europe amounted to RMB 6,492.6 million (US$951.2 million) in 2009, which decreased from PV module sales in Europe of RMB 6,633.1 million in 2008. As a percentage of total net revenues, our PV module sales in Europe increased to 89.5% in 2009 from 87.8% in 2008. Within Europe, there were significant changes from 2008. Our PV module sales in Germany were RMB 4,575.7 million (US$670.3 million), or 63.1% of our total net revenues, in 2009 which increased from PV module sales in Germany of RMB 3,118.7 million, or 41.3% of total net revenues, in 2008, primarily due to increased demand in Germany and our increasing brand recognition. Our PV module sales in Italy in 2009 were RMB 445.9 million (US$65.3 million), or 6.1% of our total net revenues, which significantly increased from PV module sales in Italy of RMB 95.2 million, or 1.2% of total net revenues, in 2008. The increase in our PV module sales in Italy was primarily due to increased demand in Italy and our increasing brand recognition. Our PV module sales in Spain in 2009 were RMB 431.5 million (US$63.2 million), or 5.9% of our total net revenues, which significantly decreased from PV module sales in Spain of RMB 3,041.8 million, or 40.3% of total net revenues, in 2008. The decreased in our PV module sales in Spain in 2009 was primarily due to less favorable government incentives for PV products in Spain. Our PV module sales in Holland in 2009 were RMB 348.7 million (US$51.1 million), or 4.8% of our total net revenues, compared to nil in 2008. Our PV module sales in France in 2009 were RMB 99.9 million (US$14.6 million), or 1.4% of our total net revenues, which significantly decreased from PV module sales in France of RMB 291.8 million in 2008.

Net revenues from sales of PV systems were RMB 50.2 million (US$7.4 million), or 0.7% of total net revenues in 2009, as compared to RMB 27.6 million, or 0.4% of total net revenues, in 2008. All of our net revenues from sales of PV systems in 2009 were derived from China. Other revenues amounted to RMB 46.2 million (US$6.8 million) in 2009, primarily from sales of raw materials, as compared to RMB 79.6 million in 2008. Other revenue as a percentage of total net revenues was 0.6% in 2009 and 1.0% in 2008.

Cost of Revenues.  Cost of PV modules sales as a percentage of net revenues from PV modules was 76.2% in 2009, as compared to 76.7% in 2008. The slight decrease in cost of PV modules as a percentage of net revenues from PV modules in 2009 from 2008 was primarily a result of the decrease in blended polysilicon cost and our continuous efforts in reducing polysilicon consumption per watt and non-polysilicon processing costs, despite of the sharp decrease in the average selling price for PV modules which adversely affected our total net revenues.

Cost of PV systems sales as a percentage of net revenues from PV systems was 79.4% in 2009, as compared to 69.8% in 2008. The increase in cost of PV systems as a percentage of net revenues from PV systems in 2009 from 2008 was primarily due to the decrease in the average selling price of PV systems in China.

Gross Profit.  As a result of the factors described above, our gross profit was RMB 1,714.4 million (US$251.2 million) in 2009, which decreased from RMB 1,767.2 million in 2008. Our gross profit margin was 23.6% in 2009, compared to 23.4% in 2008. The slight increase in gross margin for 2009 was primarily a result of our continuous efforts in reducing polysilicon consumption per watt and non-polysilicon processing cost, which was largely offset by the sharp decrease in the average selling price for PV modules.

Operating Expenses.  Our operating expenses were RMB 1,395.8 million (US$204.5 million) in 2009, which significantly increased from RMB 613.9 million in 2008. Operating expenses as a percentage of net revenue increased to 19.3% in 2009 from 8.1% in 2008. The increase in operating expenses was primarily due to the following reasons:

•	Selling expenses. Our selling expenses were RMB 347.5 million (US$50.9 million) in 2009, which significantly increased from RMB 294.9 million in 2008. This increase was primarily due to significant increase in shipping cost for our PV modules to RMB 96.8 million (US$14.2 million), an increase in insurance expense to RMB 23.2 million (US$3.4 million) in line with our business expansion in 2009 and partially offset by a decrease in amortization expenses to RMB 12.6 million (US$1.8 million) for intangible assets relating to customer relationships and order backlogs, which were allocated to selling expenses. Selling expenses as a percentage of net revenues increased to 4.8% in 2009 from 3.9% in 2008.

•	General and Administrative Expenses. Our general and administrative expenses were RMB 410.1 million (US$60.1 million) in 2009, which significantly increased from RMB 262.0 million in 2008. The increase in general and administrative expenses in 2009 was primarily due to an increase in the number of adiministrative staff and the hiring of senior executive officers related to the expansion of our operations, which amounted to RMB 138.1 million (US$20.2 million). General and administrative expenses as a percentage of net revenues increased to 5.7% in 2009 from 3.5% in 2008.

•	Research and Development Expenses. Our research and development expenses were RMB 184.3 million (US$27.0 million) in 2009, compared to RMB57.2 million in 2008. The increase in research and development expenses in 2009 was primarily a result of the launch of a series of new initiatives, including Project PANDA. Research and development expenses as a percentage of net revenues were 2.5% in 2009 and 0.7% in 2008.

•	Provision for Doubtful Accounts Receivable. We made provision of doubtful accounts receivable in an amount of RMB 322.7 million (US$47.3 million), primarily attributable to the provision of RMB 315.5 million (US$46.2 million) as the result of expected loss of accounts receivable from two customers. We made a provision of recorded a reversal of allowance for doubtful accounts in an amount of RMB 1.2 million in 2008, primarily due to the collection from a customer upon reaching a settlement agreement with such customers, which was partially offset by provision for doubtful accounts of RMB 0.9 million.

•	Impairment of intangible assets. The impairment of intangible assets related to long-term supply agreements entered into by Tianwei Yingli and arose from the purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli in 2006, 2007 and 2008. As a result of the significant decrease in the price of polysilicon since the fourth quarter of 2008, we recognized an impairment loss of RMB 131.2 million (US$19.2 million) to reflect the difference between the carrying amount and the fair value of the intangible assets. No impairment of intangible assets was recorded in 2007 or 2008.

Income from Operations.  Income from operations was RMB 318.6 million (US$46.7 million) in 2009, compared to RMB 1,153.3 million in 2008. As a result of the cumulative effect of the above factors, operating profit margin was 4.4% in 2009 and 15.3% in 2008.

Interest Expense, Net.  Net interest expense was RMB 370.0 million (US$54.2 million) in 2009, which increased from RMB 149.4 million in 2008. The interest expense in 2009 included non-cash interest expenses of RMB 98.1 million (US$14.4 million), compared to RMB 10.4 million in 2008. Such non-cash interest expenses were related to the derivative liabilities bifurcated from our senior convertible notes issued in January 2009, the beneficial conversion feature of the senior convertible notes issued in July 2009, the freestanding warrants issued in connection with a loan facility provided by ADM Capital in April 2009, and the equity component bifurcated from our convertible notes issued in December 2007. After excluding the non-cash interest expenses, interest expense was RMB 278.3 million (US$40.8 million), compared to RMB 151.8 million in 2008. The increase in interest expense was consistent with the increase in short-term borrowings from RMB 2,044.2 million as of December 31, 2008 to RMB 3,501.0 million (US$512.9 million) as of December 31, 2009 and the increase in long-term bank borrowings from RMB 663.0 million as of December 31, 2008 to RMB 752.8 million (US$110.3 million) as of December 31, 2009. The weighted average interest rate for these borrowings in 2009 was 7.07%, which slightly increased from 6.93% in 2008.

Loss on Debt Extinguishment.  Loss on debt extinguishment of RMB 244.7 million (US$35.8 million) was recognized in the second quarter of 2009, which was a result of the early full repayment of the US$50 million three-year loan facility provided by ADM Capital in June 2009. The loss represents the difference between the amount repaid and the carrying value of the loan on the date of the debt repayment which had no impact on our cash flow.

Loss on Derivative Liabilities.  Loss on derivative liabilities of RMB 231.3 million (US$33.9 million) was primarily due to changes in the fair value of the derivative liabilities relating to the embedded conversion feature of the US$20 million senior convertible notes issued in January 2009 and warrants issued to ADM Capital in connection with our US$50 million loan facility.

Foreign Currency Exchange Gains (Losses).  Foreign currency exchange gain was RMB 38.4 million (US$5.6 million) in 2009, compared to a foreign currency exchange loss of RMB 66.3 million in 2008. The foreign currency exchange gain in 2009 was primarily due to the appreciation of the Euro against the Renminbi during the second and third quarters of 2009.

Income Tax Benefit.  We recognized an income tax benefit of RMB 31.8 million (US$4.7 million) in 2009, and tax benefit of RMB 5.6 million in 2008. The income tax benefit in 2009 was primarily attributable to the deferred tax assets as a result of the provision for doubtful accounts receivable and a reversal of defer tax liability as a result of intangible assets impairment, while the income tax benefit in 2008 was mainly due to an increase in deferred tax assets related to warranty accrued in line with the sales expansion in 2009.

Earnings Attributable to the Noncontrolling Interests.  In 2009, earnings attributable to the noncontrolling interests was RMB 78.9 million (US$11.6 million), compared to RMB 293.3 million in 2008. The decrease in earnings attributable the noncontrolling interests from 2009 to 2008 was primarily due to the decrease in income generated by Tianwei Yingli.

Net Income (Loss) Attributable to Yingli Green Energy.  As a result of the cumulative effect of the above factors, our net loss was RMB 531.6 million (US$77.9 million) in 2009 as compared to net income of RMB 653.8 million in 2008.

Year Ended 2008 Compared to Year Ended 2007

Net Revenues.  Our total net revenues were RMB 7,553.0 million in 2008, which increased by 86.1% from RMB 4,059.3 million in 2007. The increase was primarily due to a significant rise in total shipments of PV modules, which increased to 281.5 megawatts in 2008 from 142.5 megawatts in 2007. The increase in total shipments was primarily due to our expanded sales and marketing efforts in Europe, supported by the completion of an additional 200 megawatts of total production capacity of each of polysilicon ingots and wafers, PV cells and PV modules in September 2008, coupled with improvements in operational efficiency and capacity utilization at each stage of our manufacturing process from our research and development efforts, commencement of full production of 180-micron wafers, higher yields resulting from reduced breakage rates and achievements in increasing cell conversion efficiency rates. The average selling price of PV modules for 2008 was US$3.88 per watt, slightly higher than the average selling price of US$3.86 per watt in 2007.

Net revenues from sales of PV modules were RMB 7,445.8 million, or 98.6% of total net revenues in 2008, as compared to RMB 4,015.8 million, or 98.9% of total net revenues in 2007. Our PV module sales in Europe amounted to RMB 6,633.1 million in 2008, which increased significantly from PV module sales in Europe of RMB 3,794.9 million in 2007, principally due to a continued strong growth in demand in Europe for PV modules. As a percentage of total net revenues, our PV module sales in Europe decreased to 87.8% in 2008 from 93.5% in 2007. Within Europe, there were also significant changes from 2007. Our PV module sales in Germany were RMB 3,118.7 million, or 41.3% of our total net revenues, which increased from the PV module sales in Germany of RMB 889.0 million, or 21.9% of total net revenues, in 2007, primarily due to increased demand from Germany and our increasing brand recognition. Our PV module sales in Spain in 2008 were RMB 3,041.8 million, or 40.3% of our total net revenues, which significantly increased from PV module sales in Spain of RMB 2,606.1 million, or 64.2% of total net revenues, in 2007. The increase in our PV module sales in Spain in 2008 was primarily due to the favorable government incentives for PV products in Spain. Our PV module sales in Italy in 2008 were RMB 95.2 million, or 1.2% of our total net revenues, which significantly decreased from PV module sales in Italy of RMB 292.8 million, or 7.2% of total net revenues, in 2007. Our PV module sales in France in 2008 were RMB 291.8 million, or 3.9% of our total net revenues, which significantly increased from PV module sales in France of RMB 0.6 million in 2007.

Net revenues from sales of PV systems were RMB 27.6 million, or 0.4% of total net revenues in 2008, as compared to RMB 2.0 million, or 0.1% of total net revenues, in 2007. All of our net revenues from sales of PV systems in 2008 were derived from China.

Other revenues amounted to RMB 79.6 million in 2008, primarily from the occasional sales of substandard PV cells and wafers, as compared to RMB 41.6 million in 2007. Other revenue as a percentage of total net revenues was 1.0% in 2008 and 2007.

Cost of Revenues.  Cost of PV modules sales as a percentage of net revenues from PV modules was 76.7% in 2008, as compared to 74.0% in 2007. The increase in cost of PV modules as a percentage of net revenues from PV modules in 2008 from 2007 was primarily due to weakened worldwide macroeconomic conditions in the fourth quarter of 2008, which resulted in lower average selling prices, the depreciation of the Euro and the U.S. dollar against the Renminbi and the increase in the cost of polysilicon in the first three quarters of 2008.

Cost of PV systems sales as a percentage of net revenues from PV systems was 69.8% in 2008, as compared to 76.5% in 2007. The decrease in cost of PV systems as a percentage of net revenues from PV systems in 2008 from 2007 was primarily due to the increase in the average selling price of PV systems in China.

Gross Profit.  As a result of the factors described above, our gross profit was RMB 1,767.2 million in 2008, which significantly increased from RMB 1,040.6 million in 2007. Our gross profit margin was 23.4% in 2008, compared to 25.6% in 2007. The decrease in gross margin for 2008 was primarily due to the lower gross margin in the fourth quarter of 2008, which was primarily the result of significantly weakened worldwide macroeconomic conditions in the fourth quarter of 2008, and the depreciation of the Euro and the U.S. dollar against the Renminbi.

Operating Expenses.  Our operating expenses were RMB 613.9 million in 2008, which significantly increased from RMB 361.1 million in 2007. The increase in operating expenses was primarily due to higher research and development expenses and increased marketing and promotional efforts resulting from the expansion of our operations. Operating expenses as a percentage of net revenue decreased to 8.1% in 2008 from 8.9% in 2007. The decrease in operating expenses as a percentage of net revenue was primarily due to the economies of scale and better control of sales and marketing expenses and general and administrative expenses.

•	Selling expenses. Our selling expenses were RMB 294.9 million in 2008, which significantly increased from RMB 193.7 million in 2007. This increase was primarily due to a significant increase in marketing activities for our PV modules to RMB 50.0 million, an increase in personnel costs and the related share-based compensation to RMB 19.2 million in line with our business expansion in 2008 and an increase in amortization expenses to RMB 21.5 million for intangible assets relating to customer relationships and order backlogs, which were allocated to selling expenses. Selling expenses as a percentage of net revenues decreased to 3.9% in 2008 from 4.8% in 2007.

•	General and Administrative Expenses. Our general and administrative expenses were RMB 262.0 million in 2008, which significantly increased from RMB 149.2 million in 2007. The increase in general and administrative expenses in 2008 was primarily due to a significant increase in the number of administrative staff and the hiring of senior executive officers related to the expansion of our operations, which amounted to RMB 104.5 million and an increase in amortization expenses to RMB 34.9 million for intangible assets relating to technology know-how which were allocated to general and administrative expenses, and increasing audit, legal and consulting fees. General and administrative expenses as a percentage of net revenues decreased to 3.5% in 2008 from 3.7% in 2007.

•	Research and Development Expenses. Our research and development expenses were RMB 57.2 million in 2008, compared to RMB 17.5 million in 2007. The increase in research and development expenses in 2008 was primarily a result of increased volume of raw materials used in the research and development of the production of thinner, 180-micron wafers, reduction of breakage rates to generate higher yields and improvement of cell conversion efficiency rates. Research and development expenses as a percentage of net revenues were 0.7% in 2008 and 0.4% in 2007.

Income from Operations.  Income from operations was RMB 1,153.3 million in 2008, compared to RMB 679.5 million in 2007. As a result of the cumulative effect of the above factors, the operating profit margin was 15.3% in 2008 and 16.7% in 2007.

Interest Expense, Net.  Net interest expense was RMB 149.4 million in 2008, which increased from RMB 52.3 million in 2007, primarily due to an increase in the accreted interest upon maturity on the convertible senior notes and the amortization of issuance costs in connection with the convertible senior notes offering that was completed in the fourth quarter of 2007 and an increase in bank borrowings.

Foreign Currency Exchange Loss.  Foreign currency exchange loss was RMB 66.3 million in 2008, compared to a foreign currency exchange loss of RMB 32.7 million in 2007. The significant increase in foreign currency exchange loss in 2008 was primarily due to the depreciation of the U.S. dollar and the Euro against the Renminbi, which was partially offset by a gain of RMB 106.9 million from foreign currency forward contracts realized in the fourth quarter of 2008.

Income Tax Benefit (Expense).  We recognized an income tax benefit of RMB 5.6 million in 2008, and an income tax expense of RMB 12.9 million in 2007. The income tax benefit was mainly due to an increase of deferred tax assets related to accrued warranty in line with the sales expansion in 2008. The income tax expenses in 2007 were mainly attributable to an adjustment to the deferred tax assets and liabilities as a result of a change in the income tax rate from 15% to 25% following the adoption of the new EIT Law in China that went into effect on January 1, 2008.

Earnings Attributable to the Noncontrolling Interests.  Earnings attributable to the noncontrolling interests primarily consisted of equity interest held by Tianwei Baobian in Tianwei Yingli. In 2008, minority interest was RMB 293.3 million, which represented the income attributable to Tianwei Baobian’s ownership interest in Tianwei Yingli, which decreased to 25.99% as a result of our acquisition of an additional 7.98% and 3.90% equity interest in Tianwei Yingli on June 25, 2007 and March 14, 2008, respectively, as well as the 10% ownership interest in Yingli Beijing not held by Yingli Green Energy and the 40% ownership interest in Yingli Greece not held by Yingli Green Energy. Earnings attributable to the noncontrolling interests was RMB 192.6 million in 2007. Earnings attributable to the noncontrolling interests in 2007 represents income attributable to the equity interest of Tianwei Yingli and its subsidiary, Chengdu Yingli, not held by us during 2007. The increase in minority interest from 2007 to 2008 was primarily due to the increase in income generated by Tianwei Yingli, partially offset by the increase in our ownership interest in Tianwei Yingli.

Net Income Attributable to Yingli Green Energy.  As a result of the cumulative effect of the above factors, our net income increased to RMB 653.8 million in 2008 as compared to RMB 387.9 million in 2007. Our net profit margin amounted to 8.7% in 2008 and 9.6% in 2007. The tax holiday had the impact of increasing our net income by RMB 196.9 million and net income attributable to ordinary shareholders on a basic per share basis by RMB 1.55 and on a dilutive per share basis by RMB 1.52 in 2008. In 2007, the tax holiday also had the impact of increasing our net income by RMB 78.4 million and net income attributable to ordinary shareholders on a basic per share basis by RMB 0.80 and on a dilutive per share basis by RMB 0.78.

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

The primary sources of our financing have been borrowings from banks and other third parties, and private placements of our debt, equity and equity-linked securities as well as our initial public offering, the follow-on offering, and convertible senior notes offering. As of December 31, 2009, we had RMB 3,248.1 million (US$475.8 million) in cash, RMB 383.0 million (US$56.1 million) in restricted cash, RMB 3,501.0 million (US$512.9 million) in outstanding short-term borrowings (including the current portion of long-term bank debt) and RMB 752.8 million (US$110.3 million) in outstanding long-term bank debt (excluding the current portion). As of December 31, 2009, we had outstanding convertible senior notes of RMB 1,291.8 million (US$189.3 million), which may fall due on December 15, 2010 upon the exercise of the holders’ put option.

As of December 31, 2009, our cash consisted of cash on hand, cash in bank accounts and interest-bearing savings accounts, and our restricted cash consisted of bank deposits for securing letters of credit, letters of guarantee granted to us and bank deposits for securing a long-term loan facility.

Our outstanding short-term borrowings from banks (including the current portion of long-term bank borrowings) as of December 31, 2009 were RMB 3,501.0 million (US$512.9 million), and bore a weighted-average interest rate of 5.05%. Such borrowings were made principally to fund prepayments to polysilicon suppliers and capital expenditure for our capacity expansion and to repay short-term borrowings. Our short-term borrowings from banks have a term of less than one year and expire at various times throughout the year. We have historically negotiated renewal of certain of these borrowings shortly before they mature.

Our outstanding long-term borrowings as of December 31, 2009 were RMB 852.9 million (US$125.0 million), consisting of RMB 100.1 million (US$14.7 million) in convertible senior notes due 2012 and RMB 752.8 million (US$110.3 million) in long-term bank borrowings (excluding the current portion). Such borrowings were made principally to fund prepayments to polysilicon suppliers and capital expenditure for our capacity expansion.

In July 2009, our Hong Kong subsidiary signed an agreement relating to a two-year line of credit in an amount up to US$98 million to be granted by the Bank of Communications, Center of Offshore Business

Tianwei Yingli has provided guarantee for this line of credit. Although the grant of this line of credit remains subject to certain formality examination, we believe this line of credit is available for drawdown at any time.

From January to June 2010, three of our PRC subsidiaries received new short-term loans with a total principal amount of RMB 550 million from domestic banks, a new long-term loan of US$20 million from an oversea bank and a new long-term loan of RMB 43.1 million from a domestic bank. Of these new loans, Tianwei Yingli received a loan of RMB 150 million from Huaxia Bank, Shijiazhuang Branch, and a three year long-term loan of US$20 million from Bank of Macau, Fine Silicon received a loan of RMB 100 million from Minsheng Bank, Beijing Branch, and Yingli China received loans of RMB 200 million and RMB 100 million from Bank of China, Baoding Branch and Bank of Communications, Hebei Branch, respectively, and a long-term loan of RMB 43.1 million from Bank of Communications, Hebei Branch, which was made available under a five-year RMB 500 million fixed asset loan facility.

We have historically been able to repay our borrowings mostly from refinancing or new or additional borrowings from our shareholders, related parties, other third parties as well as proceeds from our initial public offering, the follow-on offering, and the convertible senior notes offering. As we ramp up our current and planned operations in order to complete our expansion projects, we assess our cash flow position from time to time and if appropriate, we plan to use the cash generated from our operations as well as to utilize a portion of the proceeds from future debt or equity offerings to prepay some of our outstanding credit facilities to improve our balance sheet position. If we are unable to obtain alternative funding or generate cash from our operations as required, our business and prospects may suffer. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We have significant outstanding short-term borrowings, and we may not be able to obtain extensions when they mature.”

Purchase of our convertible senior note, if required by the note holders upon exercise of their put option, may significantly affect our cash flow in 2010. As of December 31, 2009, we had outstanding convertible senior notes of RMB 1,291.8 million (US$189.3 million), including outstanding principal amount of RMB 1,177.9 million (US$172.6 million) and accrued yields of RMB 114.0 million (US$16.7 million). Unless previously redeemed, repurchased or converted, the convertible senior notes will mature on December 15, 2012. However, under the terms of the convertible senior notes, on December 15, 2010, the note holders have an option to require us to purchase all or a portion of their outstanding notes in an integral multiple of US$1,000 at a price in cash equal to 116.43% of the principal amount of the notes to be purchased, subject to certain additional conditions. We do not have any plan to redeem the convertible senior notes before their due date. Based on the historical and current trading prices of our ADSs, we expect that holders of all or a substantial portion of the outstanding convertible senior notes may exercise their option and require us to purchase their outstanding convertible senior notes, which will require a substantial amount of cash expenditure and may adversely affect our cash flow and financial condition. We plan to use our cash at hand and unutilized U.S. dollar lines of credit to purchase the outstanding convertible senior notes if required by the note holders. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Our substantial indebtedness could adversely affect our business, financial condition and results of operations, as well as our ability to meet any of our payment obligations under the debentures and our other debt.”

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

We have significant working capital commitments because suppliers of high purity polysilicon and polysilicon scraps require us to make prepayments in advance of shipment. As of December 31, 2009, our prepayments to suppliers was RMB 1,230.9 million (US$180.3 million) (including amounts due from related parties of RMB 223.1 million (US$32.7 million)).

Currently, a significant portion of our revenue is derived from credits sales to our customers, generally with payments due within two to five months. The increased sales to a small number of major customers exposed us to additional and more concentrated credit risk since a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2009, our five largest outstanding accounts receivable balance accounted for approximately 38.9% of our total outstanding accounts receivable. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. Although we have been able to maintain adequate working capital primarily through short-term borrowing, in the future we may not be able to secure additional financing on a timely basis or on terms acceptable to us or at all.

In addition, in anticipation of our production capacity expansion and increasing market demand for our PV modules, we made significant expenditures to purchase polysilicon and other raw materials in 2009. As a result, our inventories were RMB 1,665.0 million (US$243.9 million) as of December 31, 2009. We also make prepayments for equipment purchases. Our prepayments for equipment purchases amounted to RMB 186.3 million, RMB 216.2 million and RMB 131.4 million (US$19.2 million) as of December 31, 2007, 2008 and 2009, respectively.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
	(In thousands)

Net cash provided by (used in) operating activities	(2,423,814)	957,689	2,128,211	311,784
Net cash used in investing activities	(687,438)	(2,212,261)	(3,332,667)	(488,238)
Net cash provided by financing activities	4,019,145	1,467,215	3,373,075	494,157
Effect of foreign currency exchange rate changes on cash	(25,271)	(64,806)	(29,447)	(4,314)

Net increase (decrease) in cash	882,622	147,837	2,139,172	313,389

Cash at the beginning of the period	78,455	961,077	1,108,914	162,458
Cash at the end of the period	961,077	1,108,914	3,248,086	475,847

Operating Activities

Net cash provided by operating activities was RMB 2,128.2 million (US$311.8 million) in 2009 compared to RMB 957.7 million in 2008, primarily resulting from the improved collection of accounts receivable, significant decrease in prepayment to secure polysilicon raw materials and an increase in accounts payable as a result of favorable payment terms granted by our suppliers.

Net cash provided by operating activities was RMB 957.7 million in 2008, primarily resulting from the increase in cash collections from our customers, which were principally due to increased product sales and a decrease of days sales outstandings and the decrease in cash paid for prepayments to our suppliers in 2008. Days sales outstandings decreased to 71 days in 2008 from 112 days in 2007. Due to the shortage of silicon raw material for 2007, we made significant prepayments to secure the supply of polysilicon. While our sales more than doubled in 2008 as compared to 2007, it was not necessary to increase the level of such prepayments and therefore increased operating cash flow.

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

Investing Activities

Net cash used in investing activities was RMB 3,332.7 million (US$488.2 million) in 2009 compared to RMB 2,212.3 million in 2008, primarily due to purchase of property, plant and equipment for business expansion, which were RMB 2,231.5 million (US$326.9 million), restricted cash related to purchase of property, plant and equipment for business expansion, which were RMB 485.5 million (US$71.1 million) and cash paid for our acquisition of Cyber Power, net of cash acquired, in the amount of RMB 328.2 million (US$48.1 million).

Net cash used in investing activities was RMB 2,212.3 million in 2008, primarily due to purchases of property, plant and equipment for business expansion, which were RMB 1,950.3 million for 2008.

Net cash used in investing activities was RMB 687.4 million in 2007, due primarily to continued capacity expansion and advance paid to affiliates, which more than offset the release of restricted cash relating to the Series B preferred shares and mandatory redeemable and convertible bonds.

Financing Activities

Net cash provided by financing activities was RMB 3,373.1 million (US$494.2 million) in 2009 compared to RMB 1,467.2 million in 2008, primarily due to proceeds from bank borrowings of RMB 4,897.9 million (US$717.5 million), net proceeds from our follow-on public offering in June 2009 in the amount of RMB 1,553.2 million (US$227.5 million) and net proceeds from issuance of senior secured convertible notes of RMB 335.6 million (US$49.2 million), partially offset by repayment of bank borrowings of RMB 3,348.9 million (US$490.6 million).

Net cash provided by financing activities was RMB 1,467.2 million in 2008, primarily due to proceeds from bank borrowings of RMB 5,932.3 million, partially offset by the repayment of bank borrowings of RMB 4,444.9 million.

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

We believe that our current cash and available lines of credit will be sufficient to meet our anticipated present cash needs, including cash needs for working capital and capital expenditures. We plan to meet our cash needs for working capital and capital expenditures for the remainder of 2010 and beyond primarily through cash generated from operations, and to the extent required, through borrowings from financial institutions and/or issuances of equity and debt securities. We may, however, require additional cash due to changing business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may seek to borrow from financial institutions or our equity interest holders or seek additional equity contributions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. Furthermore, the incurrence of additional debt, including the notes we offered in December 2007, could divert cash for working capital and capital expenditures to service debt obligations or result in operating and financial covenants that restrict our operations and Tianwei Yingli’s ability to pay dividends to us, and in turn, our ability to pay dividends to our shareholders. If we are unable to obtain additional equity contribution or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

We had capital expenditures of RMB 976.3 million and RMB 2,036.3 million and RMB 3,001.2 million (US$439.7 million) in 2007, 2008 and 2009, respectively. As of December 31, 2009, we committed an aggregate of RMB 617.7 million (US$90.5 million) to purchase property, plant and equipment for our capacity expansion. Our capital expenditures were used primarily to build manufacturing facilities for our PV products. We estimate that we will make capital expenditures in 2010 in the aggregate of approximately RMB 4,019.9 million (US$588.9 million), which will be used primarily to build manufacturing facilities for our PV products and the manufacture of polysilicon. We currently plan to increase our overall annual manufacturing capacity of each of polysilicon ingots and wafers, PV cells and PV modules to 1 gigawatt in the end of 2010 and to ramp-up our in-house polysilicon production facilities. We plan to fund part of the capital expenditures for these plans with additional borrowings from third parties, including banks, and if any, cash from operations. Our capital expenditures were used primarily to build manufacturing facilities for our PV products.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 4.8%, 5.9% and −0.7% in 2007, 2008 and 2009, respectively.

Recent Accounting Pronouncements

Adoption of ASC Topic 470-20 Debt with conversion and Other Option

On January 1, 2009, we adopted FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), included in ASC Topic 470-20, Debt with conversion and Other Option, which requires recognition of both the liability and equity components of convertible debt instruments with cash settlement features. The debt component is required to be recognized at the fair value of a similar instrument that does not have an associated equity component. The equity component is recognized as the difference between the proceeds from the issuance of the convertible debt and the fair value of the liability, after adjusting for the deferred tax impact. ASC Topic 470-20 also requires accretion of the resulting debt discount over the expected life of the convertible debt. ASC Topic 470-20 is required to be applied retrospectively to prior periods, and accordingly, financial statements for prior periods have been adjusted to reflect our adoption of ASC Topic 470-20.

On December 13, 2007, we sold in an aggregate US$172,500 principal amount zero coupon convertible senior notes due 2012 (the “Convertible Senior Notes”). The Convertible Senior Notes are convertible, subject to dilution protection adjustment, at an initial conversion rate of 23.0415 ADSs per US$1,000 principal amount of Convertible Senior Notes (equivalent to a conversion price of approximately US$43.40 per ADS). Unless previously redeemed, repurchased or converted, the Convertible Senior Notes mature on December 15, 2012, at a redemption price of US$1,288.30 which is equivalent to 128.83% of the US$1,000 principal amount to be redeemed. In lieu of delivery of ADSs in satisfaction of our obligation upon conversion of the Convertible Senior Notes, we may elect to deliver cash or a combination of cash and ADS, as defined in the indenture agreement, based on the portion we elect to settle by ADS and the average ADS trading price.

As a result of our adoption of ASC Topic 470-20, our consolidated balance sheet as of December 31, 2008 has been adjusted as follows:

	December 31, 2008
	As Previously
	Reported in		As Adjusted
	Annual Report		in these
	on Form 20-F	Adjustment	financial statements
	(In thousands of RMB)

Prepaid expenses and other current assets(a)	40,532	(887)	39,645
Convertible senior notes(b)(c)	1,241,908	(27,095)	1,214,813
Additional paid-in capital(a)(b)	3,681,342	43,016	3,724,358
Accumulated other comprehensive income(d)	33,966	(2,759)	31,207
Retained earnings(c)	1,025,681	(14,049)	1,011,632

As a result of our adoption of ASC Topic 470-20, our consolidated statements of operations for the years ended December 31, 2007 and 2008 have been adjusted as follows:

	For the Year Ended December 31, 2007
	As Previously		As Adjusted in
	Reported in Annual		These Financial
	Report on Form 20-F	Adjustment	Statements
	(In thousands of RMB)

Interest expenses(c)	64,834	1,111	65,945
Earnings before income taxes(c)	594,560	(1,111)	593,449
Net income(c)	581,632	(1,111)	580,521
Net income attributable to Yingli Green Energy(c)	389,020	(1,111)	387,909
Net income applicable to Yingli Green Energy’s ordinary shareholders	335,869	(1,111)	334,758
Earnings per share applicable to Yingli Green Energy’s ordinary shareholders(c)
Basic	3.00	(0.01)	2.99
Diluted	2.89	(0.01)	2.88

	For the Year Ended December 31, 2008
	As Previously		As Adjusted in
	Reported in Annual		These Financial
	Report on Form 20-F	Adjustment	Statements
	(In thousands of RMB)

Interest expenses(c)	149,193	12,938	162,131
Earnings before income taxes(c)	954,476	(12,938)	941,538
Net income(c)	960,064	(12,938)	947,126
Net income attributable to Yingli Green Energy(c)	666,764	(12,938)	653,826
Earnings per share applicable to Yingli Green Energy’s shareholders(c)
Basic	5.23	(0.10)	5.13
Diluted	5.15	(0.10)	5.05

As a result of our adoption of ASC Topic 470-20, our consolidated statements of cash flow for the years ended December 31, 2007 and 2008 have been adjusted as follows:

	For the Year Ended December 31, 2007
	As Previously		As Adjusted in
	Reported in Annual		These Financial
	Report on Form 20-F	Adjustment	Statements
	(In thousands of RMB)

Net income	581,632	(1,111)	580,521
Amortization of debt discount(c)	—	1,247	1,247
Amortization of debt issuance cost(c)	2,405	(136)	2,269

	For the Year Ended December 31, 2008
	As Previously		As Adjusted in
	Reported in Annual		These Financial
	Report on Form 20-F	Adjustment	Statements
	(In thousands of RMB)

Net income	960,064	(12,938)	947,126
Amortization of debt discount(c)	—	13,289	13,289
Amortization of debt issuance cost(c)	19,036	(351)	18,685

As a result of our adoption of ASC Topic 470-20, our retained earnings and accumulated other comprehensive income, as of January 1, 2008, decreased from RMB 359.0 million and RMB 12.2 million, as originally reported, to RMB 357.8 million and RMB 11.9 million, respectively. Additional paid-in capital increased from RMB 3,620.8 million, as originally reported, to RMB 3,663.8 million.

Notes:

(a)	Reclassification of debt issuance costs attributable to the equity component of the convertible senior notes from prepaid expenses and other current assets to additional paid-in capital.

(b)	Recognition and reclassification of the fair value of the equity component of the convertible senior notes from the carrying amount of the convertible senior notes as a debt discount.

(c)	Amortization of the debt discount and debt issuance cost over the period the convertible senior notes are expected to be outstanding as additional interest expense.

(d)	Recognition of the foreign currency exchange translation adjustment from the above-mentioned adjustments.

Adoption of ASC Topic 810-10, Consolidation

On January 1, 2009, we adopted FAS 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”, included in ASC Topic 810-10, Consolidation, which requires us to make certain changes to the presentation of the financial statements. This standard requires us to classify earnings attributable to noncontrolling interests (previously referred to as “minority interest”) (RMB 192,612 and RMB 293,300 for the years ended December 31, 2007 and 2008, respectively), as part of consolidated net income, and to include the accumulated amount of noncontrolling interests (RMB 1,395,151 as of December 31, 2008) as part of shareholders’ equity. Furthermore, each item of comprehensive income (loss) is reported separately for the portion attributable to Yingli Green Energy and noncontrolling interests. The net income (loss) previously reported is now presented as “Net income (loss) attributable to Yingli Green Energy”. Similarly, in the presentation of equity, we distinguish between equity amounts attributable to Yingli Green Energy shareholders and amounts attributable to the noncontrolling interests — previously classified as minority interest outside of shareholders’ equity.

ASC Topic 805 (SFAS 141(R))

On January 1, 2009, we adopted SFAS 141(R), Business Combinations, included in FASB ASC Topic 805, Business Combinations. ASC Topic 805 modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100 percent of the assets acquired, liabilities assumed, and noncontrolling interests in the acquiree at the acquisition-date fair value. In addition, ASC Topic 805 requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent acquired assets and liabilities, as well as contingent consideration, to be recognized at fair value. We evaluated the acquisition of Cyber Power Group Limited on January 7, 2009 under ASC Topic 805. See note 21.

ASU 2009-16, Transfers and Servicing

The FASB issued ASU 2009-16, Transfers and Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets (FASB Statement No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140) in December 2009. ASU 2009-16 removes the concept of a qualifying special-purpose entity (“QSPE”) from ASC Topic 860, Transfers and Servicing, and the exception from applying ASC 810-10 to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. Transferor-imposed constraints on transferees whose sole purpose is to engage in securitization or asset-backed financing activities are evaluated in the same manner under the provisions of the ASU as transferor-imposed constraints on QSPEs were evaluated under the provisions of Topic 860 prior to the effective date of the ASU when determining whether a transfer of financial assets qualifies for sale accounting. The ASU also clarifies the Topic 860 sale-accounting criteria pertaining to legal isolation and effective control and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. The ASU is effective for periods beginning after December 15, 2009, and may not be early adopted. We expect that the adoption of ASU 2009-16 will not have a material impact on its consolidated financial statements.

ASU 2009-17, Consolidations

The FASB issued ASU 2009-17, Consolidations (Topic 810), Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)) in December 2009. ASU 2009-17, which amends the Variable Interest Entity (“VIE”) Subsections of ASC Subtopic 810-10, Consolidation — Overall, revises the test for determining the primary beneficiary of a VIE from a primarily quantitative risks and rewards calculation based on the VIE’s expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related-party group (if any) with (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The ASU requires kick-out rights and participating rights to be ignored in evaluating whether a variable interest holder meets the power criterion unless those rights are unilaterally exercisable by a single party or related party group. The ASU also revises the criteria for determining whether fees paid by an entity to a decision maker or another service provider are a variable interest in the entity and revises the Topic 810 scope characteristic that identifies an entity as a VIE if the equity-at-risk investors as a group do not have the right to control the entity through their equity interests to address the impact of kick-out rights and participating rights on the analysis. Finally, the ASU adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk as a group lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE’s economic performance, and requires a company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE. ASU 2009-17 is effective for periods beginning after December 15, 2009 and may not be early adopted. We expect that the adoption of ASU 2009-17 will not have a material impact on its consolidated financial statements.

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

We believe PV cells made from crystalline silicon will continue to dominate the PV market in the foreseeable future. Therefore, our research and development efforts as they relate to PV cells have focused on improving technologies and processing techniques to increase the conversion efficiency and the power output of our PV cells, all of which are made from multicrystalline silicon. Currently, we are in collaboration with the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells, to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells. On the Project PANDA pilot line, we have successfully produced next-generation cells with an average efficiency rate of 18.5% since the third quarter of 2009. With the ramp-up of the production capacity of the new lines and the commercialization of the Project PANDA technology, we expect to maintain the average efficiency rate at 18.5% or above by the end of 2010. We also seek to reduce the breakage rate and failure rate and increase the success rate and conversion efficiency of our PV cells through the use of advanced equipment and improved manufacturing processes at each stage of our production. To ensure the competitiveness of our products, we closely monitor the development by our competitors of new-generation PV cells, such as thin film cells, that may or may not be made from crystalline silicon and will seek to respond to challenges and opportunities posed by new technology as appropriate.

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

Our research and development expenses were RMB 17.5 million, RMB 57.2 million and RMB 184.3 million (US$27.0 million) in 2007, 2008 and 2009, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2009 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

Our contractual obligations and commitments as of December 31, 2009 are set forth in the table below.

	Payment Due by Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands of RMB)

Borrowings from banks(1)	4,408,264.1	3,613,776.1	398,846.6	264,829.4	130,812.0
Long-term payable	60,810.0	—	60,810.0
Convertible senior notes(2)	1,371,387.6	1,371,387.6	—	—	—
Senior secured convertible notes(3)	458,459.4	27,809.9	430,649.5	—	—
Commitments for capital expenditures	617,689.5	555,920.0	61,769.5	—	—
Commitments for the purchase of raw materials	4,852,054.4	295,895.2	1,856,767.4	1,077,301.6	1,622,090.2

Total	11,768,665.0	5,864,788.8	2,808,843.0	1,342,131.0	1,752,902.2

(1)	Includes interest of RMB 154.4 million accrued at the interest rate under the loan agreement. For borrowings with a floating rate, the most recent rate as of December 31, 2009 was applied.

(2)	Includes effective interest of RMB 193.5 million due to the guaranteed return on the convertible senior notes.

(3)	Includes effective interest of RMB 180.4 million due to the guaranteed return on the senior secured convertible notes.

G.	Safe Harbor

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Yingli Green Energy

Liansheng Miao	54	Chairperson of board of directors and chief executive officer
Zongwei Li	38	Director and chief financial officer
Xiangdong Wang	48	Director and vice president
Iain Ferguson Bruce(1)(2)	69	Independent director
Ming Huang(1)(2)	46	Independent director
Chi Ping Martin Lau(1)(2)	37	Independent director
Junmin Liu	60	Independent director
Dengyuan Song	52	Chief technology officer
Yiyu Wang	35	Chief strategic officer
Stuart Brannigan	49	Managing Director of Europe
Jingfeng Xiong	39	Vice president
Zhiheng Zhao	61	Vice president
Qiuqiu Chen	30	Financial controller
Fengzhi Liu	36	Accounting director
Xiaoqiang Zheng	33	Vice president and chief operating officer
Yaocheng Liu	36	Vice president
Robert Petrina	32	Managing Director of Americas

(1)	Audit committee member.

(2)	Compensation committee member.

Mr. Liansheng Miao is the chairperson of the board of directors, the founder and chief executive officer of Yingli Green Energy. Prior to founding Tianwei Yingli in 1998, Mr. Miao was the chairperson of Yingli Group. Mr. Miao is an executive director of the Photovoltaic Committee of the China Renewable Energies Association, vice chairperson of the China Rural Area Electricity Supply Association and vice chairperson of the China Cells Industry Association. Mr. Miao is also a director of the Hebei New and High Technology Industry Association and a director of the New Energy Chamber of Commerce of All-China Federation of Industry and Commerce. Mr. Miao received his bachelor’s degree in business management from Beijing Economics Institute and his master’s degree in business administration from Beijing University in China.

Mr. Zongwei Li is a director and the chief financial officer of Yingli Green Energy. Prior to joining us in November 2006, Mr. Li served as senior audit manager and audit manager at the accounting firm of PricewaterhouseCoopers for 11 years. Mr. Li graduated from the mechanical engineering department of Shanghai Institute of Technology and from the international finance and insurance department of Shanghai Institute of Business and Administration. Mr. Li received his master’s degree in business administration from Olin School of Business of Washington University.

Mr. Xiangdong Wang is a director and vice president of Yingli Green Energy. Prior to joining Tianwei Yingli in 2001, he worked as the general accountant for Baoding Public Transportation Co., a PRC company that provides urban public transportation services, Baoding Coal Co., a PRC company engaged in the purchase and distribution of liquefied petroleum gas and liquefied natural gas, and Baoding Sewage Treatment Plant, a sewage treatment facility, each located in Baoding, China. Mr. Wang received his bachelor’s degree in economics from China People’s University in China, and received his master’s degree in economics from Hebei University in China.

Mr. Iain Ferguson Bruce is an independent member of our board of directors and the chairperson of the audit committee and compensation committee of our board of directors. His directorship became effective upon the completion of our initial public offering in June 2007. Mr. Bruce joined KPMG in Hong Kong in 1964 and was elected to its partnership in 1971. He was the senior partner of KPMG from 1991 until his retirement in 1996 and also concurrently served as chairman of KPMG Asia Pacific from 1993 to 1997. Since 1964, Mr. Bruce has been a member of the Chartered Accountants of Scotland and is a fellow of the Hong Kong Institute of Certified Public Accountants with over 45 years’ experience in the accounting profession. Mr. Bruce is currently an independent non-executive director of Paul Y Engineering Group Limited, a construction and engineering company, Sands China Ltd., a gaming and hospitality company, Vitasoy International Holdings Ltd., a beverage manufacturing company, Wing On Company International Ltd., a department store operating and real property investment company, and Tencent Holdings Limited, a provider of Internet services and mobile value-added service; all of these companies are listed on the Hong Kong Stock Exchange. In addition, Mr. Bruce also serves as a non-executive director of Noble Group Limited, a commodity trading company that is listed on the Singapore Stock Exchange, and as an independent non-executive director of China Medical Technologies, Inc., a NASDAQ-listed, China-based medical device company.

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

Mr. Chi Ping Martin Lau is an independent member of our board of directors and a member of the audit committee and compensation committee of our board of directors. His directorship became effective upon completion of our initial public offering in June 2007. Mr. Lau is the president and an executive director of Tencent Holdings Limited, a Hong Kong Stock Exchange-listed operator of an Internet community in China, two positions he has held since February 2006 and March 2007, respectively. Mr. Lau joined Tencent as the chief strategy and investment officer of Tencent in February 2005. Prior to joining Tencent, Mr. Lau was an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the chief operating officer of its telecom, media and technology group. Prior to that, he worked at McKinsey & Company, Inc., a consulting firm, as a management consultant. He has over 10 years’ experience in securities offerings, mergers and acquisitions and management consulting. Mr. Lau received a bachelor’s degree in electrical engineering from the University of Michigan, his master’s degree in electrical engineering from Stanford University and an MBA from Kellogg Graduate School of Management of Northwestern University in the United States.

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

Dr. Dengyuan Song is the chief technology officer of Yingli Green Energy. Dr. Song has more than 27 years of experience in the research and development of solar cells, silicon materials, and semiconductor PV devices in both Australia and China, including nearly 10 years of research and development in polycrystalline silicon solar cells, thin-film solar cells and third-generation solar cells at the ARC Photovoltaics Centre of Excellence at the University of New South Wales in Sydney, Australia. Prior to joining University of New South Wales, Dr. Song served as a professor at Hebei University in China, where his teaching and research covered a broad spectrum of topics, including solar cells, silicon materials, photoelectric devices and automation engineering. Dr. Song has published and presented over 150 papers in scientific and technical journals and at various PV industry conferences. He received his bachelor’s degree in microelectronics engineering in 1982 from Hebei University and his doctorate degree in photovoltaic engineering in 2005 from University of New South Wales in Australia.

Mr. Yiyu Wang is the chief strategic officer of Yingli Green Energy. Prior to joining us in December 2006, Mr. Wang worked as a senior audit manager and an audit manager at the accounting firm of PricewaterhouseCoopers since 1996. From 2003 to 2004, Mr. Wang worked at PricewaterhouseCoopers in Sydney, Australia. Mr. Wang received his bachelor’s degree in international finance from Shanghai University in China.

Mr. Stuart Brannigan is the managing director of Yingli Green Energy Europe GmbH. Prior to joining Yingli Green Energy, Mr. Brannigan was the director of global procurement for Phoenix Solar AG, in Sulzemoos, Germany. Mr. Brannigan also had a successful career with BP Solar from 1990 to 2005. In his last two years with BP Solar, he served as the director for global procurement, responsible for securing silicon feedstock, wafers, cells, modules, and all other PV-related raw materials and capital equipment. Between 1999 and 2003, Mr. Brannigan was the vice president of sales for Europe and Africa at BP Solar. Additionally, during his tenure at BP Solar, Mr. Brannigan was elected to the board of the European Photovoltaic Industry Association (EPIA), where he was responsible for representing, lobbying and voicing the opinions of EPIA around the world.

Mr. Jingfeng Xiong is a vice president of Yingli Green Energy. Mr. Xiong has been with Tianwei Yingli since 2000 and he has served in a variety of roles, including as the Manager for Wafer, Cell, and Module Workshops, respectively, Quality Manager, Technical Department Manager, System Application Department Manager, and Chief Engineer. In addition, Mr. Xiong initiated and led research and development projects for optimizing operation and automating our vertically integrated production lines to improve yield rates, cost savings and increase cell conversion efficiencies. He received a bachelor’s degree in electronics in 1999 from Hebei University in China.

Mr. Zhiheng Zhao is a vice president of Yingli Green Energy. He was the head of the project department of Tianwei Baobian, a manufacturer of large electricity transformers and the holder of the minority interest in Tianwei Yingli, and later became the factory general manager, overseeing the production of special transformers. Mr. Zhao worked as also the vice president of Tianwei Baobian, general manager of the Baoding Electric Transformer Manufacturing Company, an electricity transformer manufacturer, and general manager of the Baoding Special Converter Manufacturing Factory, a manufacturer of special electricity converters, each located in Baoding, China. Mr. Zhao studied management engineering and graduated from East China Institute of Heavy Machinery in China.

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

Mr. Xiaoqiang Zheng is a vice president and chief operating officer of Yingli Green Energy. Mr. Zheng has been with Tianwei Yingli since 2000 and has served in a variety of positions, including as manager of the wafer workshop, manager of the research and development center, chief engineer of the technical department, as well as the equipment manager and production planning manager. Mr. Zheng received his bachelor’s degree in electrical engineering from Hebei University of Technology.

Dr. Yaocheng Liu is a vice president in charge of marketing at Yingli Green Energy. Prior to joining us in 2009, Dr. Liu served as a management consultant at McKinsey & Company, following a technology development career as a research scientist and project leader at IBM Semiconductor Research and Development Center in New York. Dr. Liu received his bachelor’s degree from Tsinghua University in Beijing, China and his doctorate degree from Stanford University in California, both in materials science and engineering.

Mr. Robert Petrina is the managing director of Yingli Green Energy Americas, Inc., our wholly owned subsidiary in the U.S. Mr. Petrina has more than 10 years of experience in international business development and entered the solar sector in 1998 when he worked for Atersa (currently Elecnor, S.A.) in Madrid and Valencia, Spain. From 2000 to 2002, Mr. Petrina worked at Chori America, Inc. where he was responsible for Mitsubishi’s product sales in Latin and South Americas. Mr. Petrina has focused on the solar sector exclusively since 2002 when he worked at AstroPower, Inc. for two years, where he was responsible for the company’s silicon sourcing in Asia, Europe and North America. Prior to joining Yingli Green Energy in 2007, Mr. Petrina was responsible for global silicon procurement at General Electric’s Solar Technologies business unit. Since 2008, Mr. Petrina has served on the board of the Solar Energy Industry Association (SEIA), a leading trade association focused on influencing federal policies that could reduce barriers and improve market conditions for the U.S. solar energy market. Mr. Petrina received his bachelor’s degree in applied economics and management and his master’s degree in business administration from Cornell University.

The business address of our directors and executive officers is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3055 Middle Fuxing Road, Baoding, People’s Republic of China.

B.	Compensation of Directors and Executive Officers

In 2009, the aggregate cash compensation to our executive officers and directors, was RMB 17.0 million (US$2.5 million). For options and restricted shares granted to officers and directors, see “— 2006 Stock Incentive Plan.”

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

Amendment No. 2 to the 2006 Stock Incentive Plan.  Our board of directors approved in July 2009 and our shareholders approved in August 2009, Amendment No. 2 to the 2006 stock incentive plan, which amended our 2006 stock incentive plan to increase the number of ordinary shares that we are authorized to issue from 8,240,658 shares to 12,745,438 shares. Among these shares, up to 2,715,243 shares may be issued for the purpose of granting awards of restricted shares and up to 10,030,195 shares may be issued for the purpose of granting options. The amendment did not change any other material provisions of the 2006 stock incentive plan.

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

Granted Options.  Each of the relevant option award agreements provides for the vesting of options, provided the option holder remains a director, officer, employee or consultant of ours. Following the option holder’s termination of service with us for any reason, the option, to the extent not then vested, will be cancelled by us without consideration. Upon a change of control, the options will, to the extent not then vested and not previously canceled, become fully vested and exercisable immediately. As of the date of this annual report, options to purchase an aggregate of 226,209 ordinary shares have been forfeited and cancelled by us without consideration.

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

•	In June 2007, upon the completion of our initial public offering, we granted options to purchase an aggregate of 115,000 ordinary shares to three independent directors and one key employee at an exercise price of US$11.00 per share. Of these, options covering 95,000 ordinary shares have a vesting schedule of three equal and separate annual increments and options covering 20,000 ordinary shares have a vesting schedule of four equal and separate annual increments, with the first increment vesting one year after the date of grant in each case.

•	In July 2007, we granted options to purchase an aggregate of 15,000 ordinary shares to one new employee at an exercise price of US$11.00 per share. These options have a vesting schedule of five equal and separate annual increments with the first increment vesting one year after the date of grant.

•	In July 2007, we also granted options to purchase an aggregate of 20,000 ordinary shares to one new employee at an exercise price of US$12.89 per share. These options have a vesting schedule of four equal and separate annual increments, with the first increment vesting one year after the date of grant.

•	In September 2007, we granted options to purchase an aggregate of 125,700 ordinary shares to one executive at an exercise price of US$18.48 per share. These options have a vesting schedule of four equal and separate annual increments, with the first increment vesting one year after the date of grant.

•	In December 2007, we granted options to purchase an aggregate of 540,000 ordinary shares to one executive officer and one new employee at an exercise price of US$28.30 per share. These options have a vesting schedule of four equal and separate annual increments, with the first increment vesting one year after the date of grant.

•	In January 2008, we granted options to purchase 104,000 ordinary shares to a new employee at an exercise price of US$38.39 per share. These options have a vesting schedule of four equal and separate annual increments, with the first increment vesting one year after the date of grant.

•	In January 2008, we also granted an aggregate of 330,599 ordinary shares to 38 employees at an exercise price of US$21.74 per share. Of these, options covering 32,119 ordinary shares have a vesting schedule of three equal and separate annual increments, options covering 50,000 ordinary shares have a vesting schedule of four equal and separate annual increments and options covering 248,480 ordinary shares have a vesting schedule of five equal and separate annual increments, with the first increment vesting one year after the date of grant in each case.

•	In February 2008, we granted options to purchase an aggregate of 73,500 ordinary shares to 35 employees at an exercise price of US$16.90 per share. These options have a vesting schedule of five equal and separate annual increments, with the first increment vesting one year after the date of grant.

•	In April 2008, we granted options to purchase an aggregate of 5,000 ordinary shares to one new employee and one other employee at an exercise price of US$17.23 per share. Of these, options covering 3,000 ordinary shares have a vesting schedule of four equal and separate annual increments and options covering 2,000 ordinary shares have a vesting schedule of five equal and separate annual increments, with the first increment vesting one year after the date of grant in each case.

•	In May 2008, we granted options to purchase an aggregate of 70,000 ordinary shares to 15 employees at an exercise price of US$22.58 per share. Of these, options covering 20,000 ordinary shares have a vesting schedule of four equal and separate annual increments and options covering 50,000 ordinary shares have a vesting schedule of five equal and separate annual increments, with the first increment vesting one year after the date of grant in each case.

•	In May 2008, we also granted options to purchase an aggregate of 10,000 ordinary shares to one employee at an exercise price of US$23.43 per share. These options have a vesting schedule of four equal and separate annual increments, with the first increment vesting one year after the date of grant.

•	In July 2008, we granted options to purchase an aggregate of 127,000 ordinary shares to three employees and two independent directors at an exercise price of US$15.50 per share. Of these, options covering 120,000 ordinary shares have a vesting schedule of three equal and separate annual increments and options covering 2,000 ordinary shares have a vesting schedule of five equal and separate annual increments, with the first increment vesting one year after the date of grant in each case. The remaining options covering 5,000 ordinary shares have a vesting schedule in which options covering 32% of the ordinary shares vested on December 31, 2008 and those covering the other 68% will vest on December 31, 2009.

•	In August 2008, we granted options to purchase an aggregate of 7,500 ordinary shares to one new employee at an exercise price of US$16.73 per share. These options have a vesting schedule of five equal and separate annual increments, with the first increment vesting one year after the date of grant.

•	In October 2008, we granted options to purchase an aggregate of 1,744,985 ordinary shares to nine executives and 149 employees at an exercise price of US$3.59 per share. Of these, options covering 1,714,985 ordinary shares have a vesting schedule of four equal and separate annual increments, with the first increment vesting one year after the date of grant. The remaining options covering 30,000 ordinary shares have a vesting schedule in which options covering 20,000 of the ordinary shares vested immediately on the date of grant and the remaining options will vest one year after the date of grant.

•	In December 2008, we granted options to purchase an aggregate of 12,000 ordinary shares to one director at an exercise price of US$4.35 per share. These options have a vesting schedule where one-third vested immediately on the date of grant and the remaining options will vest in equal and separate increments on August 4, 2009 and August 4, 2010, respectively.

•	In December 2008, we also granted options to purchase an aggregate of 495,000 ordinary shares to six directors, seven executives and one employee at an exercise price of US$5.14 per share. Of these, options covering 475,000 ordinary shares have a vesting schedule of two equal and separate annual increments and options covering 20,000 ordinary shares have a vesting schedule of four equal and separate annual increments, with the first increment vesting one year after the date of grant in each case.

•	In February 2009, we granted options to purchase an aggregate of 280,000 ordinary shares to five executives at an exercise price of US$3.81 per share. Of these, options covering 200,000 ordinary shares have a vesting schedule in which one-half vested immediately on the date of grant and the remaining options will vest one year after the date of grant. The remaining options covering 80,000 ordinary shares have a vesting schedule of five equal and separate annual increments, with the first increment vesting one year after the date of grant.

•	In May 2009, we granted options to purchase an aggregate of 143,000 ordinary shares to five employees at an exercise price of US$9.35 per share. These options have a vesting schedule of four equal and separate annual increments, with the first increment vesting one year after the date of grant.

•	In August 2009, we granted options to purchase an aggregate of 80,000 ordinary shares to two employees at an exercise price of US$11.74 per share. Of these, options covering 50,000 ordinary shares have a vesting schedule of four equal and separate annual increments and options covering 30,000 ordinary shares have a vesting schedule of two equal and separate annual increments, with the first increment vesting one year after the date of grant in each case.

•	In March 2010, we granted options to purchase an aggregate of 235,500 ordinary shares to 74 employees at an exercise price of US$12.27 per share. Of these, options covering 180,500 ordinary shares have a vesting schedule of five equal and separate annual increments and options covering 55,000 ordinary shares have a vesting schedule of four equal and separate annual increments, in each case, with the first increment vesting one year after the date of grant.

•	In May 2010, we granted options to purchase an aggregate of 2,500 ordinary shares to one employee at an exercise price of US$10.54 per share. These options have a vesting schedule of four equal and separate annual increments, with the first increment vesting one year after the date of grant.

•	In May 2010, we granted options to purchase an aggregate of 20,000 ordinary shares to one managing director at an exercise price of US$9.28 per share. These options have a vesting schedule of four equal and separate annual increments, with the first increment vesting one year after the date of grant.

The following table summarizes, as of the date of this annual report, the options we have granted.

	Ordinary Shares	Exercise
	Underlying	Price per
Name	Option	Share (US$)	Grant Date	Expiration Date

Stuart Brannigan	*	18.48	September 15, 2007	September 15, 2017
	*	3.59	October 25, 2008	October 25, 2018
Iain Ferguson Bruce	*	11.00	June 13, 2007	June 13, 2017
	*	5.14	December 25, 2008	December 25, 2018
Qiuqiu Chen	*	5.14	December 25, 2008	December 25, 2018
	*	11.74	August 18, 2009	August 18, 2019
George Jian Chuang(1)	*	4.35	December 8, 2008	December 8, 2018
	*	5.14	December 25, 2008	December 25, 2018
Ming Huang	*	15.50	July 15, 2008	July 15, 2018
	*	5.14	December 25, 2008	December 25, 2018
Chi Ping Martin Lau	*	11.00	June 13, 2007	June 13, 2017
	*	5.14	December 25, 2008	December 25, 2018
Seok Jin Lee(2)	*	2.10	December 28, 2006	December 28, 2016
Zongwei Li	*	2.10	December 28, 2006	December 28, 2016
	*	3.59	October 25, 2008	October 25, 2018
	*	5.14	December 25, 2008	December 25, 2018
	*	3.81	February 27, 2009	February 27, 2019
Fengzhi Liu	*	5.14	December 25, 2008	December 25, 2018
Junmin Liu	*	15.50	July 15, 2008	July 15, 2018
	*	5.14	December 25, 2008	December 25, 2018
Liansheng Miao	*	28.30	December 6, 2007	December 6, 2017
	*	3.59	October 25, 2008	October 25, 2018
Dengyuan Song	*	3.81	February 27, 2009	February 27, 2019
Xiangdong Wang	*	3.59	October 25, 2008	October 25, 2018
	*	5.14	December 25, 2008	December 25, 2018
Yiyu Wang	*	2.10	December 28, 2006	December 28, 2016
	*	21.74	January 30, 2008	January 30, 2018
	*	3.59	October 25, 2008	October 25, 2018
	*	5.14	December 25, 2008	December 25, 2018
	*	3.81	February 27, 2009	February 27, 2019
Jiesi Wu(3)	*	11.00	June 13, 2007	June 13, 2017
Jingfeng Xiong	*	3.59	October 25, 2008	October 25, 2018
Robert Petrina	*	12.89	July 18, 2007	July 18, 2017
	*	3.59	October 25, 2008	October 25, 2018
	*	9.35	May 22, 2009	May 22, 2019
	*	9.28	May 20, 2010	May 20, 2020
Yaocheng Liu	*	12.27	March 3, 2010	March 3, 2020
Guoxiao Yao(4)	*	2.10	December 28, 2006	December 28, 2016

	Ordinary Shares	Exercise
	Underlying	Price per
Name	Option	Share (US$)	Grant Date	Expiration Date

Zhiheng Zhao	*	3.59	October 25, 2008	October 25, 2018
	*	5.14	December 25, 2008	December 25, 2018
Employee	*	11.74	August 18, 2009	August 18, 2019
Employee	*	11.00	June 13, 2007	June 13, 2017
Employee	*	11.00	July 18, 2007	July 18, 2017
New employee	*	28.30	December 6, 2007	December 6, 2017
New employee	*	38.39	January 1, 2008	January 1, 2018
New employee	*	23.43	May 21, 2008	May 21, 2018
New employee	*	16.73	August 4, 2008	August 4, 2018
Other employees as a group**	*	12.27	March 3, 2010	March 2, 2020
Other employees as a group**	*	21.74	January 30, 2008	January 30, 2018
Other employees as a group**	*	16.90	February 28, 2008	February 28, 2018
Other employees as a group**	*	17.23	April 1, 2008	April 1, 2018
Other employees as a group**	*	22.58	May 13, 2008	May 13, 2018
Other employees as a group**	*	15.50	July 15, 2008	July 15, 2018
Other employees as a group**	*	3.59	October 25, 2008	October 25, 2018
Other employees as a group**	*	5.14	December 25, 2008	December 25, 2018
Other employees as a group**	*	9.35	May 22, 2009	May 22, 2019
	*	21.74	January 30, 2008	January 30, 2018
Xiaoqiang Zheng	*	21.74	January 30, 2008	January 30, 2018
	*	3.59	October 25, 2008	October 25, 2018
Employee	*	10.54	May 14, 2010	May 14, 2020
Non-employee	*	15.50	July 15, 2008	July 15, 2018

Total	5,167,213 (5)

*	Less than 1% of our outstanding share capital.

**	None of these employees is a director or officer.

(1)	George Jian Chuang resigned as an independent director on April 1, 2009.

(2)	Seok Jin Lee resigned as our chief operating office on February 28, 2010.

(3)	Jiesi Wu resigned as an independent director upon expiration of his term of office on August 4, 2008.

(4)	Guoxiao Yao resigned as our chief technology officer on January 15, 2009.

(5)	Includes 226,209 ordinary shares underlying forfeited options.

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

As of the date of this annual report, an aggregate of 1,038,872 restricted shares were issued to the trustee for the benefit of 70 trust participants remain unvested, consisting of (i) an aggregate of 295,936 restricted shares for the benefit of seven directors and officers of us and Tianwei Yingli, (ii) an aggregate of 736,936 restricted shares granted for the benefit of 62 other employees and (iii) 6,000 restricted shares granted for the benefit of a non-employee.

The following table summarizes, as of the date of this annual report, the outstanding restricted shares granted to the trustee for the benefit of the following directors and executive officers of us and the other trust participants pursuant to the 2006 stock incentive plan.

Restricted Shares
	Granted		Grant Date	End of Vesting Period

Nabih Cherradi(1)	*		May 14, 2007	May 14, 2012
Zongwei Li	*		February 27, 2009	February 27, 2010
	*		February 27, 2009	February 27, 2010
Liansheng Miao	*		January 19, 2007	January 19, 2012
	*		February 27, 2009	February 27, 2010
Xiangdong Wang	*		January 19, 2007	January 19, 2012
Yiyu Wang	*		February 27, 2009	February 27, 2010
Zhiheng Zhao	*		January 19, 2007	January 19, 2012
Xiaoqiang Zheng	*		January 19, 2007	January 19, 2012
Jingfeng Xiong	*		January 19, 2007	January 19, 2012
Directors and executive officers as a group	781,840	(2)
Other employees	1,836,220		January 19, 2007	January 19, 2012
Other employees	12,000		February 27, 2009	February 27, 2010
One non employee	15,000		April 16, 2007	April 16, 2012

Total:	2,645,060	(2)

*	Less than 1% of our outstanding share capital.

(1)	Nabih Cherradi resigned as our vice president on December 15, 2008.

(2)	Includes 6,000 vested restricted shares that are no longer held in trust by the trustee and 24,000 forfeited restricted shares.

Employee Pension and Other Retirement Benefits

Pursuant to the relevant PRC regulations, we are required to make contributions for each employee at a rate of 20% of a standard salary base as determined by the local social security bureau to a defined contribution retirement scheme organized by the local social security bureau. In addition, we are also required to make contributions for each employee at rates of 7.5-10%, 1-2% and 6.6-13.6% of standard base for medical insurance benefits, unemployment and other statutory benefits, respectively. Contributions of RMB 27.1 million (US$4.0 million) was paid for the year ended December 31, 2009 which was charged to expense. We have no other obligation to make payments in respect of retirement benefits of our employees.

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

Our board of directors currently has seven directors, consisting of four independent directors. At our most recent Annual General Meeting held on August 18, 2009 in Beijing, China, Mr. Xiangdong Wang was re-elected to our board of directors, and Mr. Zongwei Li was elected to our board of directors. Mr. Li has been our chief financial officer since November 2006. He was appointed as a director by the board of directors on April 1, 2009 to replace George Jian Zhuang who resigned to focus on other professional endeavors.

Under our current articles of association, our board of directors consists of at least two directors. Our directors are elected by the holders of ordinary shares. At each annual general meeting, one third of our directors then existing (other than the chairperson of our board and any managing director) will be subject to re-election. A director is not required to hold any shares in us by way of qualification.

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

Employees

We had 2,748, 4,704 and 5,813 employees as of December 31, 2007, 2008 and 2009, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our total employees as of December 31, 2009:

	As of December 31, 2009
	Number of	Percentage of
	Employees	Total

Manufacturing	3,885	66.8%
Quality Inspection	376	6.5
Research and Development	259	4.5
Procurement, Sales and Marketing	204	3.5
Management and Administrative	457	7.9
Logistics, Manufacturing Support and Others	632	10.9

Total	5,813	100%

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

As of December 31, 2009, we were required by PRC law to make monthly contributions in amounts equal to 20.0%, 7.5% to 10%, 1% to 2%, 0.5% to 1% and 0.6% to 0.8% of our employees’ average monthly salary in the preceding year to a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, respectively, each for the benefit of our employees subject to certain statutory limits.

Our employees are not subject to any collective bargaining agreement. We have not been involved in any material labor disputes. We believe that we have a good relationship with our employees.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of June 24, 2010, the most recent practicable date, by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Ordinary Shares Beneficially Owned(1)(2)
	Number of Shares	%

Directors and Executive Officers:
Liansheng Miao(3)	51,984,452	34.66
Xiangdong Wang	*	*
Iain Ferguson Bruce	*	*
Ming Huang	*	*
Chi Ping Martin Lau	*	*
Junmin Liu	*	*
Zongwei Li	*	*
Dengyuan Song	*	*
Yiyu Wang	*	*
Stuart Brannigan	*	*
Jingfeng Xiong	*	*
Zhiheng Zhao	*	*
Xiaoqiang Zheng	*	*
Robert Patrina	*	*
Yaocheng Liu	*	*
Qiuqiu Chen	*	*
Fengzhi Liu	*	*
All directors and executive officers as a group	53,151,551	35.16
Principal Shareholders and 5% Shareholders:
Yingli Power Holding Company Ltd.(4)	51,600,652	34.49
TB Partners GP Limited(5)	10,375,213	6.93
Mackenzie Financial Corporation(6)	8,768,500	5.86

*	Less than 1% of our outstanding share capital.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	Percentage of beneficial ownership of each listed person is based on 149,620,492 ordinary shares outstanding and, as applicable, (i) the ordinary shares underlying share options exercisable by such person and (ii) restricted ordinary shares awarded to such person that can be vested, in each case within 60 days of the date of this annual report, not including share options that can be early exercised, at the discretion of the holder, into unvested ordinary shares.

(3)	Represents 51,600,652 of our ordinary shares owned by Yingli Power, our principal shareholder, which is 100% beneficially owned by the family trust of Mr. Miao, and 108,800 restricted shares that were vested and 275,000 stock option exercisable. Mr. Miao’s business address is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3055 Middle Fuxing Road, Baoding, People’s Republic of China.

(4)	Represents 51,600,652 of our ordinary shares beneficially owned by Yingli Power. Yingli Power is 100% beneficially owned by the family trust of Mr. Liansheng Miao. The mailing address of Yingli Power is Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

(5)	Based on the Schedule 13G filing with the Securities and Exchange Commission on February 4, 2010, represents 1,035,000 of our ordinary shares in the form of ADS held by Trustbridge Partners II, L.P., a limited partnership whose general partner is TB Partners GP2, L.P. The general partner of TB Partners GP2, L.P. is TB Partners GP Limited. Assumes conversion of the outstanding amount of US$40.73 million in our senior secured convertible notes due 2012 held by Trustbridge Partners II, L.P. into 9,340,213 ordinary shares, in connection with our acquisition of Cyber Power. In June 2009, 2,000,000 of such 9,340,213 ordinary shares were issued to and deposited by Trustbridge Partners II, L.P. with the depositary for our ADSs and were subsequently held in the form of ADSs. The address of the principal business office of TB Partners GP Limited is 2701B, Azia Center, 1233 Lujiazui Ring Road, Shanghai, People’s Republic of China.

(6)	Based on the Schedule 13G filing with the Commission on February 2, 2010. The address of the principal business office of Mackenzie Financial Corporation is 180 Queen Street West, Toronto, Ontario M5V 3K1.

As of June 24, 2010, 97,291,824, or 65.03%, of our outstanding ordinary shares in the form of ADSs are held by 12 record holders in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

In a concurrent transaction, we entered into a note purchase agreement with Trustbridge, an affiliate of Gold Sight, for the purchase of our senior secured convertible notes due 2012. In connection with the financing of our acquisition of Cyber Power, we issued US$20.0 million in senior secured convertible notes on January 16, 2009. In addition, pursuant to the terms of the note purchase agreement, Trustbridge applied subsequent proceeds received by Gold Sight from repayment of the promissory note issued in connection with the sale of Gold Sight’s 30% equity interest in Cyber Power to Grand Avenue to purchase an additional US$29.4 million in senior secured convertible notes in July 2009.

The senior secured convertible notes carry an interest rate of 10% and were convertible at any time into our ordinary shares at an initial conversion rate of 17,699 ordinary shares per US$100,000 principal amount of senior secured convertible notes (based on US$5.65 per ADS, the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20-trading day period immediately preceding to the entry into the note purchase agreement). Under the terms of the indenture governing the senior secured convertible notes, the conversion rate is subject to certain anti-dilution adjustments. For example, on June 30, 2010 and the last day of each quarter thereafter, the conversion rate will be adjusted to equal to US$100,000 divided by the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20-trading day period immediately preceding such date, if such adjustment results in an increase in the number of our ordinary shares issuable upon conversion. In addition, upon the public release of our financial results for each of the full year 2008, the second quarter of 2009 and the full year 2009, the conversion rate will be adjusted to equal to US$100,000 divided by the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20-trading day period immediately following such public release, if such adjustment results in an increase in the number of our ordinary shares issuable upon conversion. In March 2009, the conversion rate was adjusted to the rate of 22,935 ordinary shares per US$100,000 principal amount of the senior secured convertible notes as a result of our public release of our financial results for the full year 2008. In May 2009, we entered into a supplemental indenture that established a limit on the number of ordinary shares we are obligated to issue under these non-dilutive adjustments, as well as a covenant that prohibits us from issuing equity at below market price, subject to certain exceptions. The indenture also contains certain restrictive covenants, including maintenance of certain financial ratios and limitations on restricted payments and dispositions of assets. In June 2009, we entered into a second supplemental indenture to amend the periods for which the restrictive covenants are applicable. In June 2009, we issued 2,000,000 ordinary shares to Trustbridge as a result of the conversion of approximately US$8.7 million of the senior secured convertible notes. The senior secured convertible notes are guaranteed by Mr. Miao and Yingli Power and secured by a pledge by Yingli Power of 3,320,298 of our ordinary shares it holds (with no obligation to deliver additional shares of collateral nor any default tied to the trading price of our ADSs). As of the date of this annual report, approximately US$40.7 million of the senior secured convertible notes were outstanding.

Transactions with Yingli Group

During 2008, we made loans of RMB 4.0 million to Yingli Group. The outstanding balance was RMB 2.0 million (US$0.3 million) as of December 31, 2009.

We made prepayments of RMB 473.9 million to Yingli Group for purchases of raw materials during 2007, of which RMB 463.9 million was refunded to us in 2007 as the purchases did not occur. The outstanding balance of this prepayment was RMB 10.0 million (US$1.5 million) as of December 31, 2009.

During 2008 we made prepayments of RMB 3.0 million to Baoding Power Valley International Hotel Co., Ltd., a subsidiary of Yingli Group for the provision of accommodation and meeting services. The outstanding balance was RMB 1.9 million (US$0.3 million) as of December 31, 2009.

On August 17, 2007, we made a deposit of RMB 21.6 million to Yingli Group for the purchase of office premises on our behalf. This deposit was reduced by RMB 19.4 million when Yingli Group completed the purchase and passed ownership of the property to us in December 2007. We received the remaining balance of RMB 2.2 million on February 1, 2008.

Baoding Harvest Trade Co., Ltd., or Baoding Harvest, was a PRC real estate company 51% owned by Tianwei Group and 49% owned by Yingli Group. Baoding Harvest became a wholly-owned subsidiary of Yingli Group in June 2008. We sold PV systems in the amount of RMB 15.8 million to Baoding Harvest in December 2008. As of December 31, 2009, we had accounts receivable of RMB 15.8 million (US$2.3 million) with Baoding Harvest.

In 2007, 2008 and 2009, Tianwei Yingli purchased RMB 0.2 million, RMB 0.8 million and RMB 4.4 million (US$0.6 million) products and services from Yingli Municipal Public Facilities Company, or Yingli Municipal, a subsidiary of Yingli Group, of which RMB 0.3 million and RMB 1.7 million (US$0.2 million) remained payable to Yingli Municipal as of December 31, 2008 and 2009, respectively.

In 2007, 2008 and 2009, Tianwei Yingli made prepayments of RMB 11.0 million, RMB 22.3 million and RMB 47.8 million (US$7.0 million), respectively, to Baoding Maike Green Food Co., Ltd., or Maike, a subsidiary of Yingli Group, for the purchase of packaging materials. Tianwei Yingli’s purchase from Maike amounted to RMB 11.4 million, RMB 22.7 million and RMB 45.8 million (US$6.7 million) in 2007, 2008 and 2009, respectively. The outstanding balance of prepayment was RMB 1.0 million and RMB 0.6 million and RMB 2.6 million (US$0.4 million) as of December 31, 2007 and 2008 and December 31, 2009, respectively, for purchases of packaging materials. Tianwei Yingli may continue to purchase similar products from Maike in the future.

Yingli Group has had a series of financial transactions with Tianwei Yingli and Fine Silicon. In 2007, Tianwei Yingli borrowed RMB 38.9 million from Yingli Group without interest due and any definitive terms of repayment and repaid this amount in full in 2007. In 2009, Fine Silicon borrowed RMB 1.0 million (US$0.1 million) from Yingli Group without interest due and any definitive terms of repayment, which remained outstanding as of December 31, 2009. During 2007, Tianwei Yingli obtained two new governmental loans of RMB 30.0 million and RMB 42.0 million that were guaranteed by Yingli Group. These new loans bear a prevailing bank borrowing interest rate and were repaid in 2007.

We reclassified the accounts receivable of RMB 18.5 million with Baoding Jiasheng Guangdian Technology Co., Ltd., which became a subsidiary of Yingli Group in October 2009, as due from related party. During 2009, we made sales of RMB 26.5 million (US$3.9 million) to and received payments of RMB 5.6 million (US$0.8 million) from Baoding Jiasheng Guangdian Technology Co., Ltd. During 2009, we made prepayment of RMB 54.1 million (US$7.9 million) to and purchased RMB 41.3 million (US$6.0 million) of raw materials from Baoding Jiasheng Guangdian Technology Co., Ltd. As of December 31, 2009, we had accounts receivable of RMB 39.4 million (US$5.8 million) and prepayment of RMB 12.8 million (US$1.9 million) with Baoding Jiasheng Guangdian Technology Co., Ltd.

In 2009, we purchased RMB 5.7 million (US$0.8 million) of products from Baoding Yinggao Trading Co., Ltd., a subsidiary of Yingli Group, of which RMB 2.3 million (US$0.3 million) remained payable to Baoding Yinggao Trading Co. as of December 31, 2009.

Other Transactions with Mr. Liansheng Miao and Entities Controlled by Mr. Miao

We were incorporated in August 2006 as a Cayman Islands exempted company by Mr. Liansheng Miao to serve as an offshore listing vehicle for Tianwei Yingli and facilitate the flow of foreign investment into Tianwei Yingli.

Tianwei Yingli was co-founded in August 1998 by Yingli Group, a PRC limited liability company, which was founded and is 100% owned by Mr. Miao. Tianwei Yingli became our predecessor and subsidiary on September 5, 2006, when Yingli Group transferred its 51% equity interest in Tianwei Yingli to us. See “Item 4.A. History and Development of the Company — History.”

During 2008, we made loans of RMB 0.2 million to Fine Silicon, a subsidiary of Cyber Power, a company whose then-majority shareholder was an entity controlled by Mr. Miao. The balance was reduced by repayment of RMB 0.2 million during 2008. The balance as of December 31, 2008 was RMB 0.05 million and represents other receivable related to fixed assets disposal during the period. In January 2009, we completed the acquisition of Cyber Power.

On January 7, 2009, we completed the acquisition of Cyber Power from Yingli Group. See “— Cyber Power Acquisition and Issuance of Senior Convertible Notes.”

Transactions with Tianwei Baobian and Its Controlling Shareholder

Tianwei Baobian, a PRC company listed on the Shanghai Stock Exchange and 51.1%-owned by Tianwei Group, a wholly state-owned limited liability company established in the PRC, is a shareholder of Tianwei Yingli, holding a 25.99% equity interest in Tianwei Yingli.

Historically, Tianwei Baobian and its controlling shareholder, Tianwei Group, guaranteed or entrusted a substantial portion of Tianwei Yingli’s short-term borrowings from banks and other parties. In 2007, 2008 and 2009, Tianwei Baobian and Tianwei Group guaranteed and entrusted loans of RMB 624.2 million, nil and nil, respectively, for the benefit of Tianwei Yingli. These loans bore interest in the range of 4.59% to 7.47% and typically had a maturity of 28 days to 12 months. As of December 31, 2007, 2008 and 2009, these guaranteed and entrusted loans amounted to RMB 470.2 million, nil and nil, respectively, or 37.3%, nil and nil of our short-term borrowings as of the same dates.

In 2007, we borrowed and repaid RMB 25.0 million from Baoding Harvest. During 2007, Tianwei Yingli made loans, unsecured, free of interest and without definitive terms of repayment, to Baoding Harvest amounting to RMB 2.0 million to support its operations. The full amount of these loans remained outstanding as of December 31, 2009.

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

In 2007, 2008 and 2009, Tianwei Yingli also paid RMB 6.1 million, nil and nil, respectively, for operating activities on behalf of Tibetan Yingli.

In 2007, 2008 and 2009, we sold PV modules to Tibetan Yingli amounting to RMB 3.4 million, RMB 0.8 million and RMB 2.9 million. As of December 31, 2009, we had accounts receivable amounting to RMB 3.5 million (US$0.5 million) due from Tibetan Yingli.

Tianwei Yingli made prepayments of RMB 52.8 million, RMB 57.8 million and RMB 137.9 million (US$20.2 million), respectively, in 2007, 2008 and 2009 to Yitongguangfu Technical Co., Ltd., or Yitongguangfu, a PRC company whose shareholders include Mr. Xiangdong Wang, our director and vice president, for the purchase of raw materials. However, as of January 2006, RMB 15.0 million for prepayments made to Yitongguangfu in 2005 that did not materialize. Tianwei Yingli’s actual purchase from Yitongguangfu amounted to RMB 30.0 million, RMB 58.2 million and RMB 127.4 million (US$18.7 million) in 2007, 2008 and 2009 respectively. The outstanding balance of prepayment as of December 31, 2007, 2008 and 2009 was RMB 26.3 million, RMB 25.9 million and RMB 36.3 million (US$5.3 million), respectively in purchases of raw materials. Tianwei Yingli may continue to purchase raw materials from Yitongguangfu in the future.

In 2007, 2008 and 2009, Tianwei Yingli purchased aluminum frames in the amount of RMB 10.0 million, RMB 14.3 million and RMB 16.9 million (US$2.5 million), respectively, from Tianwei Fu Le Aluminum Co., Ltd., or Tianwei Fu Le, a subsidiary of Tianwei Group, of which RMB 8.6 million, RMB 14.3 million and RMB 16.5 million (US$2.4 million) was paid in 2007, 2008 and 2009 respectively. The outstanding balance of payable to Tianwei Fu Le was RMB 2.2 million, RMB 2.2 million and RMB 2.7 million (US$0.4 million) as of December 31, 2007, 2008 and 2009, respectively. Tianwei Yingli may continue to purchase similar products from Tianwei Fu Le in the future.

We also have arrangements with Xinguang, a PRC silicon manufacturer, for the supply of polysilicon for 2007 and 2008 and have entered into supply contracts with Xinguang from time to time. Mr. Xiangdong Wang, our director and vice president, also serves as a director of Xinguang. Pursuant to these arrangements, Xinguang has agreed to supply 1,232 tons of polysilicon to us. We entered into the first contract with Xinguang in April 2007 (which was amended by a supplemental contract between the parties in May 2007), pursuant to which Xinguang agreed, subject to its actual production capability and output, to supply 200 tons and 1,000 tons of silicon materials to us during 2007 and 2008, respectively. The price of the polysilicon that Xinguang will supply to us in 2008 was not specified. In May 2007 and July 2007, we entered into two more contracts with Xinguang, which increased the volume of polysilicon supply in the April 2007 contract (as amended) to 232 tons and provided for committed volumes of polysilicon supply by Xinguang in 2007 and the first quarter of 2008. In October 2007, we entered into a new supply contract (which was amended by an associated supplemental contract) with Xinguang to replace our previous arrangement with Xinguang for the supply of 1,000 tons of polysilicon as contemplated by the April 2007 contract (as amended). The October 2007 contract (as amended) provides for a fixed unit price on the total committed volume as well as a unit price adjustment mechanism. Under the terms of the October contract (as amended), the fixed unit price will be adjusted if the market price of polysilicon upon delivery fluctuates outside a 5% band based on the prevailing market price when the contract was signed. In addition, the October 2007 contract provides that if one of the parties requests such adjustment to the unit price, the performance of the October 2007 contract will be suspended until both parties reach an agreement on pricing. We made prepayments of RMB 485.0 million, RMB 110.7 million and RMB 11.4 million (US$1.7 million) to Xinguang for the purchase of polysilicon in 2007, 2008 and 2009 respectively. The outstanding balance was reduced by purchases of raw materials by RMB 148.3 million, RMB 444.6 million and RMB 14.1 million (US$2.1 million) in 2007, 2008 and 2009, respectively.

We purchased raw materials from Baoding Dongfa Tianying New Energy Resources Company Limited, or Dongfa Tianying, an equity investee of Tianwei Yingli for the period from July 2007 to April 2009. In 2007 and 2008, we purchased RMB 8.4 million and RMB 23.6 million and paid RMB 4.8 million and RMB 21.3 million for purchase of raw materials. The outstanding balance was RMB 3.6 million and RMB 6.0 million as of December 31, 2007 and 2008, respectively. We acquired 30% of Dongfa Tianying’s equity interest for RMB 3.0 million in July 2007 and sold such equity interest in April 2009.

We reclassified the accounts receivable of RMB 10.9 million with Beijing Tianneng Yingli New Energy Resources Technologies Co., Ltd., or Beijing Tianneng Yingli, an entity owned by the minority shareholder of Yingli Beijing and two relatives of the general manager of Yingli Beijing before March 2010, as due from related party. During 2008 and 2009, we made sales of RMB 4.5 million and RMB 5.7 million (US$0.8 million) to and received payments of RMB 9.2 million and RMB 7.2 million (US$1.1 million) from Beijing Tianneng Yingli. In addition, during 2008 and 2009, we outsourced a small amount of PV modules and purchased raw materials of RMB 2.6 million and RMB 10.8 million (US$1.6 million) from and paid RMB 2.2 million and RMB 8.2 million (US$1.2 million) to Beijing Tianneng Yingli. As of December 31, 2009, RMB 3.0 million (US$0.4 million) was payable to Beijing Tianneng Yingli. On March 29, 2010, Yingli Beijing completed acquisition of all equity interest in Beijing Tianneng Yingli and it became our wholly-owned subsidiary.

Upon the establishment Yingli Greece, a foreign subsidiary, we reclassified amounts receivable of RMB 1.7 million with CIP Services AG, an entity whose equity shareholder is a minority shareholder of Yingli Greece, as due from related party. We received payment of RMB 1.7 million in March 2008. In addition, upon the establishment of Yingli Greece, we reclassified the prepayment of RMB 10.2 million with CIP Services AG as due from related party. During 2008 and 2009, we made prepayment of RMB 411.0 million and RMB 604.8 million (US$88.6 million) to and purchased RMB 411.8 million and RMB 475.2 million (US$69.6 million) of raw materials from CIP Services AG. As of December 31, 2009, RMB 139.1 million (US$20.4 million) was prepaid to CIP Services AG.

During 2009, we made sales of RMB 1.7 million (US$0.2 million) to and received payments of RMB 0.1 million (US$0.02 million) from Suzhou Industry Zone Hexin New Energy Co., Ltd., the minority shareholder of Suzhou Yingli Urban Application of PV Technology Co., Ltd., one of our PRC subsidiaries established in 2009. As of December 31, 2009, we had accounts receivable of RMB 1.6 million (US$0.2 million) with Suzhou Industry Zone Hexin New Energy Co., Ltd.

Fine Silicon received two loans from Baoding Yingli Group Company Limited, an affiliate of ours, in February and July 2009, respectively. Each of the loans was in a principal amount of RMB 100.0 million (US$14.7 million), which were entrusted through Baoding Urban District Rural Credit Union and Baoding Commercial Bank, respectively. The two loans each had a term of 12 months and carried an interest rate of 5.31% and 6.58%, respectively per year. In October 2009, we repaid both loans.

Capital Contributions to Tianwei Yingli

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

	Market Price per ADS
	High	Low

Annual Highs and Lows
2007 (from June 8, 2007)	41.50	10.48
2008	39.95	2.50
2009	13.25	3.32
Quarterly Highs and Lows
First Quarter 2008	39.95	13.15
Second Quarter 2008	27.96	15.33
Third Quarter 2008	18.39	9.76
Fourth Quarter 2008	11.62	2.50
First Quarter 2009	7.57	3.32
Second Quarter 2009	10.73	6.08
Third Quarter 2009	12.50	9.95
Fourth Quarter 2009	13.25	11.96
First Quarter 2010	14.29	12.61
Monthly Highs and Lows
October 2009	12.76	11.96
November 2009	12.98	12.19
December 2009	13.25	12.36
January 2010	13.59	12.61
February 2010	13.84	12.83
March 2010	14.29	13.15
April 2010	15.35	13.54
May	16.18	14.58
June (through June 24)	10.41	10.05

The closing price for our ADSs on the New York Stock Exchange on June 24, 2010 was US$10.28 per ADS.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one of our ordinary shares, have been listed on the New York Stock Exchange since June 8, 2007 under the symbol “YGE.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

People’s Republic of China Taxation

Under the “Enterprise Income Tax Law of the PRC,” or the EIT Law, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management bodies” are located in the PRC are considered “resident enterprises” for PRC tax purposes and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules for the EIT Law, a “de facto management body” is defined as a body that has substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties and other factors of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular which sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our management is currently located in the PRC, it is unclear whether PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. If the PRC tax authorities determine that Yingli Green Energy and some of our subsidiaries, such as Yingli International, Yingli Capital, Yingli Hong Kong, Cyber Power and Cyber Lighting, are PRC resident enterprises, we and such subsidiaries may be subject to the enterprise income tax at the rate of 25% as to our global income.

Moreover, the implementation rules for the EIT Law provide that an income tax rate of 10% may be applicable to dividends payable to non-PRC investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, unless any such non-PRC investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Furthermore, a circular issued by the Ministry of Finance and the State Administration of Taxation on February 22, 2008 stipulates that undistributed earnings generated prior to January 1, 2008 are exempt from enterprise income tax. We are a Cayman Islands holding company, Yingli International is a British Virgin Islands intermediate holding company and Cyber Lighting is a Hong Kong intermediate holding company. The Cayman Islands and the British Virgin Islands where such holding companies are incorporated do not have a tax treaty with China. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Tax on Income entered into in August 2006, or the Mainland and the Hong Kong Taxation Arrangement, subject to the confirmation of the in-charge local tax authority, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%, if the foreign investor is the “beneficial owner” and owns directly at least 25% of the equity interest of the foreign-invested enterprise. Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, if any, will be subject to a 10% income tax or, in the case of the dividends paid to Cyber Lighting, 5% income tax (subject to the confirmation of the local tax authority) if we are considered as “non-resident enterprises” under the EIT Law.

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

In view of the issuance of Circular 601, it remains unclear whether any dividends to be distributed by us to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing for a different withholding arrangement will be entitled to the benefits under the relevant withholding arrangement.

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

Passive Foreign Investment Company

We believe that we were not a PFIC for our taxable year ending on December 31, 2009, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If, however, we are or become a PFIC, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

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

As of December 31, 2009, we held an equivalent of RMB 2,080.4 million (US$304.8 million) in accounts receivable and prepayment to suppliers (excluding the non-current portion), of which an equivalent of RMB 736.0 million (US$107.8 million) were denominated in U.S. dollars and RMB 1,163.1 million (US$170.4 million) were denominated in Euro. As the substantial majority of our sales of our products and purchases of our raw materials are denominated in U.S. dollars and Euro, any significant fluctuations in the exchange rates between the Renminbi and the U.S. dollar and/or the Euro could have a material adverse effect on our results of operations. Moreover, we had significant monetary assets and liabilities denominated in U.S. dollars and Euro as of December 31, 2009, which consisted mainly of accounts receivable, prepayment to suppliers and accounts payable. Fluctuations in foreign exchange rates could also have a material adverse effect on the value of these monetary assets and liabilities denominated in U.S. dollars and Euro. Generally, appreciation of Renminbi against U.S. dollars and Euro will result in foreign exchange losses for monetary assets denominated in U.S. dollars and Euro and foreign exchange gains for monetary liabilities denominated in U.S. dollars and Euro. Conversely, depreciation of Renminbi against U.S. dollars and Euro will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars and Euro and foreign exchange losses for monetary liabilities denominated in U.S. dollars and Euro.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi based on the foreign exchange rate on December 31, 2009 would result in our holding Renminbi equivalents of RMB 662.2 million (US$97.0 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2009. These amounts would represent net loss of RMB 73.8 million (US$10.8 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2009. Conversely, we estimate that a 10% depreciation of Renminbi would result in our holding Renminbi equivalents of RMB 809.3 million (US$118.6 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2009. These amounts would represent net income of RMB 73.3 million (US$10.8 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2009.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi based on the foreign exchange rate on December 31, 2009 would result in our holding Renminbi equivalents of RMB 1,045.2 million (US$153.1 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2009. These amounts would represent net loss of RMB 117.8 million (US$17.3 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2009. Conversely, we estimate that a 10% depreciation of Renminbi would result in our holding Renminbi equivalents of RMB 1,277.5 million (US$187.2 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2009. These amounts would represent net income of RMB 114.4 million (US$16.8 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2009.

Yingli Green Energy’s functional currency is U.S. dollars. Assets and liabilities of Yingli Green Energy are translated into our reporting currency, the Renminbi, using the exchange rate on the balance sheet date. Revenues and expenses are translated into our reporting currency, the Renminbi, at average rates prevailing during the year. The gains and losses resulting from the translation of financial statements of Yingli Green Energy are recognized as a separate component of accumulated other comprehensive income within shareholders’ equity. The functional currency of our PRC subsidiaries is the Renminbi. Tianwei Yingli translates transactions denominated in other currencies into Renminbi and recognizes any foreign currency exchange gains and losses in our statement of operations.

Net foreign currency exchange loss was RMB 32.7 million in 2007, primarily due to continued appreciation of Renminbi against the U.S. dollar, partially offset by sales denominated in Euro during this period as the Euro appreciated against Renminbi. Net foreign currency exchange loss was RMB 66.3 million in 2008, primarily due to depreciation of the U.S. dollar and the Euro against the Renminbi, partially offset by a gain of RMB 106.9 million from foreign currency forward contracts realized in the fourth quarter of 2008. Net foreign currency exchange gain was RMB 38.4 million (US$5.6 million) in 2009, primarily due to the appreciation of the Euro against the Renminbi during the second and third quarters of 2009. In addition, we have entered into hedging and foreign currency forward arrangements to limit our exposure to foreign currency exchange risk. However, we will continue to be exposed to foreign currency exchange risk to the extent that our hedging and foreign currency forward arrangements do not cover all of our expected revenues denominated in foreign currencies. We cannot predict the effect of exchange rate fluctuations on our foreign exchange gains or losses in the future. We may continue to reduce the effect of such exposure through foreign currency forward or other similar arrangements, but because of the limited availability of such instruments in China, we cannot assure you that we will always find a hedging arrangement suitable to us, or that such derivative activities will be effective in managing our foreign exchange risk. The value of your investment in our company will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the dividends Tianwei Yingli may pay us in the future and the value of your investment in us, all of which may have a material adverse effect on the value of our ADSs.

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

On December 11, 2007, we completed an offering of US$172.5 million principal amount zero coupon convertible senior notes due 2012. As of December 31, 2009, the principal amount of our zero coupon convertible senior notes due 2012 was approximately US$172.5 million. As the convertible senior notes carry a fixed return of 5.125% per annum to the investor if not converted, historical changes in market interest rates have not exposed us to material interest rate risks. The fair value of our zero coupon convertible senior notes due 2012 was US$187.4 million as of December 31, 2009, which was determined based upon quoted market prices and other pertinent information available to us. Since considerable judgment is required in interpreting market information, the fair value of the long-term debt is not necessarily indicative of the amount which could be realized in a current market exchange.

Item 12.	Description of Securities Other than Equity Securities

A.  Debt Securities

Not applicable.

B.  Warrants and Rights

Not applicable.

C.  Other Securities

Not applicable.

D.  American Depositary Shares

Fees Paid by Our ADS Holders

ADS holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges will be incurred by the ADS holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of US$0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee of US$0.04 per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program (which fee may be charged on a periodic basis during each calendar year (with the aggregate of such fees not to exceed the amount set forth above) and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	any other charge payable by any of the depositary, any of the depositary’s agents, including, without limitation, the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge shall be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as are incurred by the depositary (including without limitation expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees owing by such holder for those services and any other unpaid fees are paid.

Fees and Payments from the Depositary to Us

Our depositary, JPMorgan Chase Bank, N.A., has agreed to reimburse us for our expenses incurred in connection with our ADR and investor relations programs in the future. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement is not related to the amount of fees the depositary collects from the ADS holders. In 2009, we received from our depositary a reimbursement of US$714,013.61 for our expenses incurred in connection with legal fees for our follow-on offering in 2009 and broker reimbursements. In addition, the depositary waived costs payable by us of US$255,000 related to the maintenance of the ADR program, database subscription fees and other services.

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

In February 2009, we entered into a supplemental agreement to the deposit agreement for the ADSs to provide for the distribution of certain information and other procedures in connection with our shareholders rights plan. In addition, the deposit agreement for the ADSs was amended in February 2009 to update the description of our reporting requirements under the Exchange Act.

We completed our initial public offering, in which we offered and sold 26,550,000 ordinary shares and several of our shareholders sold an aggregate of 2,950,000 ordinary shares, in the form of ADSs, at US$11.00 per ADS in June 2007, after our ordinary shares and ADSs were registered under the Securities Act. The aggregate price of the offering amount registered and sold was US$324.5 million, of which we received net proceeds of US$273.8 million. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. The effective date of our registration statement on Form F-1 (File number: 333-142851) was June 7, 2007. Goldman Sachs (Asia) L.L.C. was the sole global coordinator, Goldman Sachs (Asia) L.L.C. and UBS AG were the joint book runners and Piper Jaffray & Co. and CIBC World Markets Corp. were the other underwriters of the offering. We have used all the net proceeds received from our initial public offering.

In December 2007, we completed a convertible note offering and secondary offering, in which we offered and sold an aggregate of US$172.5 million of zero coupon convertible senior notes due 2012, and several of our shareholders sold an aggregate of 6,440,000 ordinary shares in the form of ADSs at US$31.00 per ADS, after our notes and ordinary shares and ADSs were registered under the Securities Act. The aggregate price of the notes registered amount registered and sold was US$172.5 million, of which we received net proceeds of US$168.2 million. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. The effective date of our registration statement for the notes, ordinary shares and ADSs on Form F-1 (File number: 333-147223) was December 10, 2007. Credit Suisse Securities (USA) LLC was the sole global coordinator, Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C. and Merrill Lynch, Pierce, Fenner & Smith Incorporated were the joint book runners and Piper Jaffray & Co. was the other underwriter of the offering. We have used all the net proceeds received from our convertible note offering.

In June 2009, we completed a follow-on public offering, in which we offered and sold an aggregate of 18,390,000 ordinary shares, and Yingli Power sold 3,000,000 ordinary shares, in the form of ADS, at US$13.00 per ADS, after our ordinary shares and ADSs were registered under the Securities Act. The aggregate price of the offering amount registered and sold was US$239.1 million, of which we received net proceeds of US$227.4 million. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. The effective date of our registration statement on Form F-3 (File number: 333-142851) was November 28, 2008. Deutsche Bank Securities Inc. was the sole global coordinator, Deutsche Bank Securities Inc., Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. were the joint book runners and Piper Jaffray & Co. was the other underwriter of the offering.

We have used approximately US$50.0 million of the net proceeds received from our June 2009 offering to repay the loan facility provided by ADM Capital to Yingli China, our subsidiary.

The remaining nets proceeds have been used for general corporate purposes, including funding our working capital needs.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Commission, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2009 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2009 based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting as of December 31, 2009 has been audited by KPMG, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2009. KPMG’s report on the effectiveness of our internal control over financial reporting is included on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2008	2009
	(In thousands of	(In thousands of	(In thousands of
	RMB)	RMB)	US$)

Audit fees(1)	4,373	7,618	1,116
Audit-related fees(2)	3,560	4,737	694

(1)	Audit fees means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit-related fees” involve principally limited reviews performed on our consolidated financial statements. The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

None.

Item 16F.	Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

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

•	Under the listing standards of the New York Stock Exchange, domestic companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, the nominating/corporate governance committee must develop and recommend to the board a set of corporate governance principles. We do not have a nominating/corporate governance committee, and the Companies Law of the Cayman Islands does not require companies incorporated in Cayman Islands to have a nominating/corporate governance committee. Currently, our board of directors performs the duties of the nominating/corporate governance committee and regularly reviews our corporate governance principles and practice.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

•	Reports of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2008 and 2009

•	Consolidated Statements of Operations for the years ended December 31, 2007, 2008 and 2009 of Yingli Green Energy Holding Company Limited and its Subsidiaries

•	Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) for the years ended December 31, 2007, 2008 and 2009 of Yingli Green Energy Holding Company Limited and its Subsidiaries

•	Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2008 and 2009 of Yingli Green Energy Holding Company Limited and its Subsidiaries

•	Notes to the Consolidated Financial Statements

Item 19.	Exhibits

Exhibit
Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of Yingli Green Energy Holding Company Limited (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
2.1	Form of Registrant’s American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.3	Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.4	Amendment No. 1 to Deposit Agreement among the Registrant, the depositary and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 99.A.2 from our Post-Effective Amendment No. 1 to our Form F-6 registration statement (File No. 333-142852), filed with the Commission on March 2, 2009)
2.5	Supplemental Agreement to Deposit Agreement among the Registrant, the depositary and all holders from time to time of American Depositary Receipts issued under the Deposit Agreement (incorporated by reference to Exhibit 99.A.2 from our Post-Effective Amendment No. 1 to our Form F-6 registration statement (File No. 333-142852), filed with the Commission on March 2, 2009)
2.6	Trust Deed, dated January 19, 2007, between the Registrant and DBS Trustee Limited relating to the Registrant’s 2006 Stock Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 4.17 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.7	Form of Indenture between the Registrant and Wilmington Trust Company, as trustee and securities agent (included on the Signature page) (incorporated by reference to Exhibit 4.18 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
2.8	Rights Agreement, dated as of October 17, 2007, between Yingli Green Energy Holding Company Limited and RBC Dexia Corporate Services Hong Kong Limited, as Rights Agent, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights as Exhibit B (incorporated by reference to Exhibit 4.1 from our 8-A registration statement (File No. 001-33469), as amended, initially filed with the Commission on October 17, 2007)
2.9	Amendment No. 1 to Rights Agreement, dated as of June 2, 2008, between Yingli Green Energy Holding Company Limited and RBC Dexia Corporate Services Hong Kong Limited, as Rights Agent (incorporated by reference to Exhibit 4.2 from our 8-A registration statement (File No. 001-33469), as amended, filed with the Commission on June 3, 2008)
2.10	Warrant Agreement, dated as of April 7, 2009, among Yingli Green Energy Holding Company Limited, Deutsche Bank AG, Hong Kong Branch, as warrant agent, and Deutsche Bank Luxemberg S.A. as warrant registrar (incorporated by reference to Exhibit 2.23 from our 20-F annual report filed with the Commission on June 15, 2009)

Exhibit
Number	Description of Document

2.11	Indenture, dated November 28, 2008, between the Registrant and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 4.4 from our F-3 registration statement (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)
4.1	2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.2	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.3	Joint Venture Contract of Baoding Tianwei Yingli New Energy Resources Co., Ltd., dated August 25, 2006, and Supplemental Contracts Nos. 1, 2, and 3 thereto, dated October 10, 2006, November 13, 2006 and December 18, 2006, respectively (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.4	Registrant’s US$20 million 10.0% Guaranteed Senior Secured Convertible Notes Due 2012, dated January 16, 2009 (incorporated by reference to Exhibit 4.6 from our 20-F annual report filed with the Commission on June 15, 2009)
4.5	Indenture, dated January 16, 2009, among the Registrant, Yingli Power Holding Company Ltd. and Mr. Liansheng Miao as guarantors, Yingli Power Holding Company Ltd. as chargor and DB Trustees (Hong Kong) Limited as trustee (incorporated by reference to Exhibit 4.7 from our 20-F annual report filed with the Commission on June 15, 2009)
4.6	Supplemental Indenture, dated May 21, 2009, between the Registrant and DB Trustees (Hong Kong) Limited as trustee (incorporated by reference to Exhibit 4.8 from our 20-F annual report filed with the Commission on June 15, 2009)
4.7	Note Purchase Agreement, dated January 7, 2009, between the Registrant and Trustbridge Partners II, L.P. as purchaser (incorporated by reference to Exhibit 4.9 from our 20-F annual report filed with the Commission on June 15, 2009)
4.8	Share Purchase Agreement, dated January 7, 2009, between Grand Avenue Group Limited as seller and the Registrant as purchaser (incorporated by reference to Exhibit 4.10 from our 20-F annual report filed with the Commission on June 15, 2009)
4.9	Credit Agreement, dated January 24, 2009, between Gold Sun Day Limited as lender and Yingli Energy (China) Company Limited as borrower (incorporated by reference to Exhibit 4.11 from our 20-F annual report filed with the Commission on June 15, 2009)
4.10	Guarantee and Undertaking, dated January 24, 2009, by the Registrant (incorporated by reference to Exhibit 4.12 from our 20-F annual report filed with the Commission on June 15, 2009)
4.11	Share Mortgage, dated February 13, 2009, between Cyber Power Group Limited as mortgagor and Gold Sun Day limited as mortgagee (incorporated by reference to Exhibit 4.13 from our 20-F annual report filed with the Commission on June 15, 2009)
4.12	Account Charge, dated February 13, 2009, between Cyber Power Group Limited as mortgagor and Gold Sun Day limited as mortgagee (incorporated by reference to Exhibit 4.14 from our 20-F annual report filed with the Commission on June 15, 2009)
4.13	Security Agreement, dated February 13, 2009, between Cyber Lighting Holding Company Limited as chargor and Gold Sun Day limited as chargee (incorporated by reference to Exhibit 4.15 from our 20-F annual report filed with the Commission on June 15, 2009)
4.14	Original Opco Equity Pledge dated February 13, 2009, between Cyber Power Group Limited as chargor, Fine Silicon Co., Ltd as company, and Gold Sun Day limited as chargee (incorporated by reference to Exhibit 4.16 from our 20-F annual report filed with the Commission on June 15, 2009)
4.15	Loan Agreement, dated December 22, 2008, between Yingli Energy (China) Company Limited as borrower and China Development Bank as lender (incorporated by reference to Exhibit 4.17 from our 20-F annual report filed with the Commission on June 15, 2009)
4.16	Agreement on Pledge of Receivables, dated December 22, 2008, between Yingli Energy (China) Company Limited as pledgor and China Development Bank as pledgee (incorporated by reference to Exhibit 4.18 from our 20-F annual report filed with the Commission on June 15, 2009)

Exhibit
Number		Description of Document

4.17		Mortgage Agreement, dated December 22, 2008, between Yingli Energy (China) Company Limited as mortgagor and China Development Bank as mortgagee (incorporated by reference to Exhibit 4.19 from our 20-F annual report filed with the Commission on June 15, 2009)
4.18		Guarantee Agreement, dated December 22, 2008, between Baoding Tianwei Yingli New Energy Resources Co., Ltd. as guarantor and China Development Bank as guarantee (incorporated by reference to Exhibit 4.20 from our 20-F annual report filed with the Commission on June 15, 2009)
4.19		Loan Contract, dated April 16, 2009, between Baoding Tianwei Yingli New Energy Resources Co., Ltd. as borrower, and The Export-Import Bank of China as lender (incorporated by reference to Exhibit 4.21 from our 20-F annual report filed with the Commission on June 15, 2009)
4.20		Supply Agreement, dated November 13, 2006, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.21		Supply Agreement, dated August 10, 2006, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.30 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.22		Amendment No. 1 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4	.23*	Amendment No. 2 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan
4.24		Supplemental Contract No. 4 to the Joint Venture Contract of Baoding Tianwei Yingli New Energy Resources Co., Ltd., dated September 28, 2007 (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
4.25		Supply Agreement, dated July 4, 2007, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.36 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
4.26		Supply Agreement, dated September 5, 2007, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.37 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
4.27		Second Supplemental Indenture, dated June 15, 2009, between the Registrant and DB Trustee (Hong Kong) Limited, as trustee (incorporated by reference to Exhibit 4.35 from our 20-F annual report filed with the Commission on June 15, 2009)
4.28		Supplemental Agreement, dated November 6, 2008, between Tianwei Yingli, as borrower, and the lenders and the agent thereunder, relating to the Term Facility Agreement, dated August 29, 2008, by and between the parties thereto, or the Tianwei Yingli Term Facility Agreement (incorporated by reference to Exhibit 10.1 from our F-3 registration statement (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)
4.29		Supplemental Deed, dated November 6, 2008, between the Registrant, as guarantor, and the lender and the agent under the Tianwei Yingli Term Facility Agreement, relating to the Corporate Guarantee, dated August 29, 2008, by and between the parties thereto (incorporated by reference to Exhibit 10.2 from our F-3 registration statement (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)
4	.30*	Loan Agreement, dated April 16, 2009, between Tianwei Yingli and Export & Import Bank of China
4.31		Letter of Intent, dated November 26, 2008, by and among the Registrant, Yingli Energy (China) Company Limited, Grand Avenue Group Limited, Baoding Yingli Group Company Limited and Mr. Liansheng Miao (incorporated by reference to Exhibit 10.4 from our F-3 registration statement (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)
4	.32*	Fixed Asset Loan Agreement, dated June 10, 2010, between Yingli China and Bank of Communications, Hebei Branch
8	.1*	Subsidiaries of the Registrant

Exhibit
Number		Description of Document

11.1		Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
12	.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12	.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13	.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15	.1*	Consent of Independent Registered Public Accounting Firm

*	Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

By:	/s/ Liansheng Miao
Name:     Liansheng Miao

Title:	Chairman and Chief Executive Officer

Date: June 25, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Yingli Green Energy Holding Company Limited:

We have audited the accompanying consolidated balance sheets of Yingli Green Energy Holding Company Limited and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yingli Green Energy Holding Company Limited and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2(z) to the consolidated financial statements, in 2009 the Company retrospectively changed its method of accounting for convertible senior notes and noncontrolling interests and changed its method of accounting for business combinations due to the adoption of new accounting pronouncements.

The accompanying consolidated financial statements as of and for the year ended December 31, 2009 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(e) of the notes to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Yingli Green Energy Holding Company Limited’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 25, 2010, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/  KPMG
Hong Kong, China
June 25, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Yingli Green Energy Holding Company Limited:

We have audited Yingli Green Energy Holding Company Limited’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Yingli Green Energy Holding Company Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Yingli Green Energy Holding Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Yingli Green Energy Holding Company Limited and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009 and our report dated June 25, 2010, expressed an unqualified opinion on those consolidated financial statements.

/s/  KPMG
Hong Kong, China
June 25, 2010

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31, 2008
	(As Adjusted)
	Note 2(z)	December 31, 2009
	RMB	RMB	US$
	(Amounts in thousands, except share and
	per share data)

ASSETS
Current assets:
Cash	1,108,914	3,248,086	475,847
Restricted cash	109,234	215,192	31,526
Accounts receivable, net	1,441,949	1,750,898	256,508
Inventories	2,040,731	1,665,021	243,927
Prepayments to suppliers	774,014	329,457	48,266
Value-added tax recoverable	461,585	300,528	44,028
Amounts due from and prepayments to related parties	77,211	303,726	44,496
Prepaid expenses and other current assets	47,495	143,567	21,033

Total current assets	6,061,133	7,956,475	1,165,631

Restricted cash, excluding current portion	—	167,774	24,579
Long-term prepayments to suppliers	674,164	678,311	99,373
Property, plant and equipment, net	3,385,682	6,573,851	963,075
Land use rights	63,022	354,560	51,943
Intangible assets, net	392,763	207,826	30,447
Goodwill	273,666	273,666	40,092
Other assets	217,366	44,642	6,540

Total assets	11,067,796	16,257,105	2,381,680

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term bank debt	2,044,200	3,501,027	512,903
Accounts payable	628,903	1,852,216	271,351
Other current liabilities and accrued expenses	136,496	263,164	38,554
Amounts due to related parties	19,820	31,138	4,562
Convertible senior notes	—	1,291,843	189,256

Total current liabilities	2,829,419	6,939,388	1,016,626

Convertible senior notes	1,214,813	—	—
Senior secured convertible notes	—	100,139	14,670
Long-term bank debt, excluding current portion	662,956	752,809	110,287
Other liabilities	188,338	278,910	40,861

Total liabilities	4,895,526	8,071,246	1,182,444

Shareholders’ equity:
Ordinary shares —
Par value: US$0.01
Authorized shares: 1,000,000,000
Issued and outstanding shares:
127,447,821 and 148,527,450 as of December 31, 2008 and 2009, respectively	9,922	11,363	1,665
Additional paid-in capital	3,724,358	6,130,890	898,180
Accumulated other comprehensive income	31,207	12,784	1,873
Retained earnings	1,011,632	480,037	70,327

Total equity attributable to Yingli Green Energy	4,777,119	6,635,074	972,045

Noncontrolling interests	1,395,151	1,550,785	227,191

Total shareholders’ equity	6,172,270	8,185,859	1,199,236

Commitments and contingencies	—	—	—

Total liabilities and shareholders’ equity	11,067,796	16,257,105	2,381,680

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations

	Year Ended December 31,
	2007	2008
	(As Adjusted)	(As Adjusted)
	Note 2(z)	Note 2(z)	2009
	RMB	RMB	RMB	US$
	(Amounts in thousands, except per share data)

Net revenues
Sales of PV modules	4,015,788	7,445,790	7,158,441	1,048,717
Sales of PV systems	1,952	27,584	50,197	7,354
Other revenues	41,583	79,641	46,231	6,773

Total net revenues	4,059,323	7,553,015	7,254,869	1,062,844
Cost of revenues
Cost of PV modules sales	2,971,710	5,713,605	5,458,284	799,643
Cost of PV systems sales	1,493	19,241	39,851	5,838
Cost of other revenues	45,516	52,953	42,361	6,206

Total cost of revenues	3,018,719	5,785,799	5,540,496	811,687

Gross profit	1,040,604	1,767,216	1,714,373	251,157
Operating expenses
Selling expenses	193,703	294,895	347,545	50,916
General and administrative expenses	149,166	261,989	410,101	60,080
Research and development expenses	17,545	57,249	184,332	27,005
Provision for doubtful accounts receivable	647	(217)	322,668	47,271
Impairment of intangible asset	—	—	131,177	19,217

Total operating expenses	361,061	613,916	1,395,823	204,489

Income from operations	679,543	1,153,300	318,550	46,668

Other income (expense)
Equity in losses of affiliates, net	(1,109)	(2,174)	(2,769)	(406)
Interest expense	(65,945)	(162,131)	(376,336)	(55,133)
Interest income	13,622	12,739	6,321	926
Foreign currency exchange gains (losses)	(32,662)	(66,286)	38,389	5,624
Loss on debt extinguishment	—	—	(244,744)	(35,855)
Loss from revaluation of embedded derivative	—	—	(231,345)	(33,892)
Other income	—	6,090	7,373	1,079

Earnings (loss) before income taxes	593,449	941,538	(484,561)	(70,989)
Income tax benefit (expense)	(12,928)	5,588	31,831	4,663

Net income (loss)	580,521	947,126	(452,730)	(66,326)
Less: Earnings attributable to the noncontrolling interests	(192,612)	(293,300)	(78,865)	(11,554)

Net income (loss) attributable to Yingli Green Energy	387,909	653,826	(531,595)	(77,880)

Accretion of Series A and Series B redeemable convertible preferred shares to redemption value	(53,151)	—	—	—

Net income (loss) applicable to Yingli Green Energy’s ordinary shareholders	334,758	653,826	(531,595)	(77,880)

Basic earnings (loss) per share applicable to ordinary shareholders	2.99	5.13	(3.83)	(0.56)

Diluted earnings (loss) per share applicable to ordinary shareholders	2.88	5.05	(3.83)	(0.56)

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

										Comprehensive
						Total Yingli			Comprehensive	Income
				Accumulated		Green			Income	Attributable
			Additional	Other		Energy	Non	Total	Attributable to	to the	Total
	Ordinary Share		Paid-In	Comprehensive	Retained	Shareholders’	Controlling	Shareholders’	Yingli Green	Noncontrolling	Comprehensive
	Numbers	Amount	Capital	Income	Earnings	Equity	Interests	Equity	Energy	Interests	Income
	of Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
					(Amounts in thousands, except share data)

Balance as of January 1, 2007	59,800,000	4,745	35,342	5,395	23,048	68,530	387,716	456,246
Net income (as adjusted) note 2(z)	—	—	—	—	387,909	387,909	192,612	580,521	387,909	192,612	580,521
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	6,506	—	6,506	—	6,506	6,506	—	6,506

Comprehensive income									394,415	192,612	587,027

Issuance of warrants in connection with issuance of Series B redeemable convertible preferred shares	—	—	343	—	—	343		343
Issuance of warrants in connection with release of escrow arrangement	—	—	5,849	—	—	5,849		5,849
Accretion of Series A redeemable convertible preferred shares to redemption value	—	—	—	—	(6,414)	(6,414)		(6,414)
Accretion of Series B redeemable convertible preferred shares to redemption value	—	—	—	—	(46,737)	(46,737)		(46,737)
Issuance of ordinary shares upon initial public offering (“IPO”), net of expenses of RMB 227,332	26,550,000	2,035	2,009,371	—	—	2,011,406		2,011,406
Issuance of ordinary shares in connection with the exercise of warrants	2,747,063	212	88,311	—	—	88,523		88,523
Conversion of Series A and B redeemable convertible preferred shares to ordinary shares	32,486,458	2,485	1,075,397	—	—	1,077,882		1,077,882
Acquisition of additional equity interest in subsidiaries							174,471	174,471
Conversion of mandatory convertible bonds	5,340,088	407	378,500	—	—	378,907		378,907
Debt discount of convertible senior notes (as adjusted) note 2(z)			43,016			43,016		43,016
Share-based compensation	—	—	27,714	—	—	27,714		27,714

Balance as of December 31, 2007	126,923,609	9,884	3,663,843	11,901	357,806	4,043,434	754,799	4,798,233

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

										Comprehensive
						Total Yingli			Comprehensive	Income
				Accumulated		Green			Income	Attributable
			Additional	Other		Energy	Non-	Total	Attributable to	to the	Total
	Ordinary Share		Paid-in	Comprehensive	Retained	Shareholders’	Controlling	Shareholders’	Yingli Green	Noncontrolling	Comprehensive
	Numbers	Amount	Capital	Income	Earnings	Equity	Interests	Equity	Energy	Interests	Income
	of Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
					(Amounts in thousands, except share data)

Balance as of January 1, 2008	126,923,609	9,884	3,663,843	11,901	357,806	4,043,434	754,799	4,798,233
Net income (as adjusted) note 2(z)	—	—	—	—	653,826	653,826	293,300	947,126	653,826	293,300	947,126
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	19,306	—	19,306		19,306	19,306	—	19,306

Comprehensive income									673,132	293,300	966,432

Acquisition of additional equity interest in Tianwei Yingli							343,948	343,948
Establishment of new subsidiaries with noncontrolling interests							3,104	3,104
Issuance of ordinary shares upon vesting of restricted shares	524,212	38	(38)	—	—
Share-based compensation	—	—	60,553	—	—	60,553		60,553

Balance as of December 31, 2008	127,447,821	9,922	3,724,358	31,207	1,011,632	4,777,119	1,395,151	6,172,270

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

										Comprehensive
						Total Yingli			Comprehensive	Income
				Accumulated		Green			Loss	Attributable
			Additional	Other		Energy	Non-	Total	Attributable to	to the	Total
	Ordinary Share		Paid-In	Comprehensive	Retained	Shareholders’	Controlling	Shareholders’	Yingli Green	Noncontrolling	Comprehensive
	Numbers	Amount	Capital	Income	Earnings	Equity	Interests	Equity	Energy	Interests	(Loss)
	of Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
					(Amounts in thousands, except share data)

Balance as of January 1, 2009	127,447,821	9,922	3,724,358	31,207	1,011,632	4,777,119	1,395,151	6,172,270
Net loss	—	—	—	—	(531,595)	(531,595)	78,865	(452,730)	(531,595)	78,865	(452,730)
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	(18,423)	—	(18,423)	(6,566)	(24,989)	(18,423)	(6,566)	(24,989)

Comprehensive loss									(550,018)	72,299	(477,719)

Issuance of ordinary shares upon vesting of restricted shares	530,212	36	(36)	—	—			—
Issuance of ordinary shares upon exercise of stock options	159,417	11	4,341	—	—	4,352		4,352
Share-based compensation	—	—	37,442	—	—	37,442	38,585	76,027
Establishment of new subsidiaries with noncontrolling interests							44,750	44,750
Issuance of ordinary shares	18,390,000	1,257	1,551,926	—	—	1,553,183		1,553,183
Conversion of First Tranche of senior secured convertible notes	2,000,000	137	59,459	—	—	59,596		59,596
Fair value of conversion feature of First Tranche of senior secured convertible notes	—	—	170,893	—	—	170,893		170,893
Beneficial conversion feature of Second Tranche of senior secured convertible notes	—	—	201,210	—	—	201,210		201,210
Fair value of ADM warrants	—	—	381,297	—	—	381,297		381,297

Balance as of December 31, 2009	148,527,450	11,363	6,130,890	12,784	480,037	6,635,074	1,550,785	8,185,859

Balance as of December 31, 2009 — US		$1,665	898,180	1,873	70,327	972,045	227,191	1,199,236

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2007	2008
	(As Adjusted)	(As Adjusted)
	Note 2(z)	Note 2(z)	2009
	RMB	RMB	RMB	US$
		(Amounts in thousands)

Cash flow from operating activities:
Net income (loss)	580,521	947,126	(452,730)	(66,326)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	77,694	158,844	343,381	50,306
Amortization of intangible assets	43,362	56,345	56,386	8,261
Loss on disposal of property, plant and equipment	—	657	1,483	217
Bad debt expense (credit), net	647	(217)	322,668	47,271
Loss on sale of trade accounts receivable	—	—	5,891	863
Write-down of inventories to net realizable value	22,664	7,506	9,590	1,405
Equity in losses of affiliates, net	1,109	2,174	2,769	406
Land use rights expense	1,145	1,310	7,995	1,171
Loss on debt extinguishment	—	—	244,744	35,855
Amortization of bonds discount	8,010	—	—	—
Amortization of debt discount	1,247	13,289	54,554	7,992
Amortization of debt issuance cost	2,269	18,685	19,977	2,927
Share-based compensation	27,714	60,553	76,027	11,138
Deferred income tax expense (benefit)	12,928	(10,070)	(135,253)	(19,815)
Accreted interest on convertible senior notes and senior secured convertible notes	—	61,399	141,270	20,696
Foreign currency exchange gains, net	—	(33,783)	(2,247)	(329)
Changes in fair value of financial instruments	—	—	25,316	3,709
Loss from revaluation of embedded derivative	—	—	231,345	33,892
Impairment of intangible assets	—	—	131,177	19,218
Changes in operating assets and liabilities:
Restricted cash related to purchase of inventory and other operating activities	8,941	(25,389)	(47,676)	(6,985)
Accounts receivable	(959,570)	(200,973)	(636,370)	(93,229)
Inventories	(343,400)	(87,275)	902,477	132,214
Prepayments to suppliers	(1,456,817)	(95,543)	(38,070)	(5,577)
Prepaid expenses and other current assets	16,758	(3,253)	(37,856)	(5,546)
Value-added tax recoverable	(93,173)	(325,202)	161,057	23,595
Amounts due from and prepayments to related parties	(377,900)	(59,010)	(264,882)	(38,806)
Accounts payable	40,977	358,564	840,817	123,181
Other current liabilities and accrued expenses	(109,360)	57,139	95,027	13,921
Other liabilities	66,314	52,128	57,849	8,475
Amounts due to related parties	4,106	2,685	11,495	1,684
Net cash provided by (used in) operating activities	(2,423,814)	957,689	2,128,211	311,784

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows— (Continued)

	Year Ended December 31,
	2007	2008
	(As Adjusted)	(As Adjusted)
	Note 2(z)	Note 2(z)	2009
	RMB	RMB	RMB	US$
		(Amounts in thousands)

Cash flows from investing activities
Government grants for property, plant and equipment	—	—	23,690	3,471
Purchase of property, plant and equipment	(974,070)	(1,950,295)	(2,255,154)	(330,382)
Restricted cash related to purchase of property, plant and equipment	—	(76,681)	(485,484)	(71,124)
Payments for land use rights	(2,254)	(9,360)	(284,277)	(41,647)
Proceeds from disposal of an affiliate	—	—	3,000	440
Release of restricted cash related to Series B redeemable convertible preferred shares, mandatory redeemable bonds and mandatory convertible bonds	300,692	—	—	—
Acquisition of remaining equity interest in Chengdu Yingli	(720)	—	—	—
Cash paid for the acquisition of Cyber Power, net of cash acquired	—	(170,865)	(328,232)	(48,086)
Investment in and advances to affiliates	(9,057)	(3,000)	(6,600)	(967)
Loans made to related parties	(2,029)	(4,310)	390	57
Cash proceeds from repayment of loans made to related parties	—	2,250	—	—

Net cash used in investing activities	(687,438)	(2,212,261)	(3,332,667)	(488,238)

Cash flows from financing activities
Proceeds from short-term bank borrowings	3,114,284	5,213,899	3,482,487	510,187
Proceeds from long-term bank debt	—	718,378	1,073,598	157,283
Repayment of short-term bank borrowings	(2,108,295)	(4,444,922)	(2,952,688)	(432,571)
Repayment of long-term bank borrowings			(54,618)	(8,001)
Proceeds from restructured loan	—	—	341,795	50,073
Repayment of restructured loan	—	—	(341,620)	(50,048)
Payment for bank borrowings issuance costs	(2,868)	(21,781)	—	—
Proceeds from issuance of ordinary shares	2,011,406	—	1,553,183	227,542
Proceeds from exercise of warrants	88,524	—	—	—
Proceeds from exercise of options			877	128
Non-current restricted cash related to guarantee of bank borrowings	—	—	(167,774)	(24,579)
Contribution from (repayment to) noncontrolling interest holders	(490)	3,104	42,250	6,190
Proceeds from issuance of Series B redeemable convertible preferred shares	34,804	—	—	—
Repayment of mandatory redeemable bonds	(269,016)	—	—	—
Proceeds from (repayment of) over-subscription of Series B redeemable convertible preferred shares	(23,672)	—	—	—
Proceeds from borrowing from Yingil Hainan’s 30% equity owner	—	—	60,000	8,790

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

	Year Ended December 31,
	2007	2008
	(As Adjusted)	(As Adjusted)
	Note 2(z)	Note 2(z)	2009
	RMB	RMB	RMB	US$
		(Amounts in thousands)

Proceeds from borrowings from related parties	63,928	6,206	100,000	14,650
Repayment of borrowings from related parties	(95,778)	(7,669)	(100,000)	(14,650)
Proceeds from issuance of convertible
senior notes, net of issuance cost of RMB 41,726	1,218,318	—	—	—
Proceeds from issuance of senior secured convertible notes, net of issuance cost of RMB 2,344	—	—	335,585	49,163
Proceeds from borrowings from third party non-financial services companies	77,000	—	—	—
Repayment of borrowings from third party non-financial services companies	(89,000)	—	—	—

Net cash provided by financing activities	4,019,145	1,467,215	3,373,075	494,157
Effect of foreign currency exchange rate changes on cash	(25,271)	(64,806)	(29,447)	(4,314)

Net increase in cash	882,622	147,837	2,139,172	313,389

Cash at beginning of year	78,455	961,077	1,108,914	162,458
Cash at end of year	961,077	1,108,914	3,248,086	475,847

Supplemental disclosure of cash flow information:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Interest paid, net of capitalized interest	57,034	63,210	103,535	15,168
Income tax paid	33,518	2,374	68,882	10,091
Non-cash investing and financing transactions:
Payables for purchase of property, plant and equipment	39,733	155,465	525,180	76,940
Grants for purchase of property, plant and equipment paid to suppliers by the government	—	—	98,430	14,420
Payables for purchase of land use right	—	—	13,600	1,992
Conversion of senior secured convertible notes to ordinary shares	—	—	28,706	4,205
Contribution of intangible assets from noncontrolling interest holders	—	—	2,500	366
Conversion of Series A and B redeemable convertible preferred shares	1,077,882	—	—	—
Conversion of mandatory convertible bonds to ordinary shares	378,907	—	—	—
Conversion of loan to Yingli Power to purchase price consideration of Cyber Power acquisition	—	—	37,230	5,454

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements
(Amounts in thousands, except share and per share data)

(1)	Organization and Description of Business

Yingli Green Energy Holding Company Limited (“Yingli Green Energy”) is incorporated in the Cayman Islands and was established on August 7, 2006. Yingli Green Energy, its subsidiaries and variable interest entity (“VIE”) (collectively, the “Company”) are principally engaged in the design, development, marketing, manufacture, installation and sale of photovoltaic (“PV”) products in the People’s Republic of China (“PRC”) and overseas markets.

(2)	Summary of Significant Accounting Policies and Significant Concentrations and Risks

(a)	Basis of Presentation

The accompanying consolidated financial statements of the Company have been prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Principles of Consolidation

The consolidated financial statements of Yingli Green Energy include Yingli Green Energy and its subsidiaries. For consolidated subsidiaries where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Company is shown as noncontrolling interests. All significant inter-company balances and transactions have been eliminated upon consolidation. The Company has adopted FASB ASC Subtopic 810-10, Consolidation — Overall (FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities), which requires a variable interest entity to be consolidated by the primary beneficiary.

(c)	Significant Concentrations and Risks

Revenue concentrations

The Company’s business depends substantially on government incentives given to its customers. In many countries in which the Company sells its products, the market of the Company’s products would not be commercially viable on a sustainable basis without government incentives. This is largely in part caused by the cost of generating electricity from solar power currently exceeding and that is expected to continue to exceed the costs of generating electricity from conventional energy sources. The Company generated approximately 96%, 93% and 97% of its total net revenues for the years ended December 31, 2007, 2008 and 2009, respectively, from sales to customers in countries with known government incentive programs for the use of solar products. A significant reduction in the scope or discontinuation of government incentive programs would have a materially adverse effect on the demand of the Company’s products.

A significant portion of the Company’s net revenues are from customers located in Germany, Italy and Spain. Revenues from customers located in Germany, Italy and Spain are as follows:

	Year Ended
	December 31,	% of Net	December 31,	% of Net			% of Net
	2007	Revenue	2008	Revenue	December 31, 2009		Revenue
	RMB		RMB		RMB	US$

Germany	889,036	22%	3,118,713	41%	4,575,675	670,340	63%
Italy	292,836	7%	95,236	1%	445,861	65,319	6%
Spain	2,606,125	64%	3,041,767	40%	431,520	63,218	6%

Total	3,787,997	93%	6,255,716	82%	5,453,056	798,877	75%

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

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

Sales to the major customers, which individually exceeded 10% of the Company’s net revenue, are as follows:

		Year Ended December 31,
			% of Net		% of Net			% of Net
	Location	2007	Revenue	2008	Revenue	2009		Revenue
		RMB		RMB		RMB	US$

Customer A	Germany	32,347	1%	878,244	12%	1,223,529	179,248	17%
Customer B	Spain	545,567	14%	201,587	3%	—	—	—
Customer C	Spain	793,065	20%	376,742	5%	—	—	—
Customer D	Spain	497,438	12%	593,578	8%	—	—	—

Total		1,868,417	47%	2,050,151	28%	1,223,529	179,248	17%

Accounts receivable, net of allowance from the above customers are as follows:

		December 31,
	Location	2008	2009
		RMB	RMB	US$

Customer A	Germany	207,853	90,519	13,261
Customer B	Spain	188,737	14,389	2,108
Customer C	Spain	—	—	—
Customer D	Spain	—	—	—

Total		396,590	104,908	15,369

Accounts receivable concentrations

A significant portion of the Company’s outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2008, accounts receivable with four individual customers in excess of 10% of total accounts receivable, net accounted for approximately 71.7% of total outstanding accounts receivable, net. As of December 31, 2009, accounts receivable with on individual customer in excess of 10% of total accounts receivable, net accounted for approximately 10.1% of total outstanding accounts receivable, net. The Company is exposed to the credit risk of these customers, some of which are new customers with whom the Company has not had extensive business dealings historically. The failure of any of these customers to meet their payment obligations could have a material adverse effect on its business and results of operations.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

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

In order to secure a stable supply of polysilicon and other raw materials, the Company makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers, prepayments to related party suppliers (included in amounts due from and prepayments to related parties), and long-term prepayments to suppliers in the Company’s consolidated balance sheets and amounted to RMB 1,498,306 and RMB 1,230,910 (US$180,329) as of December 31, 2008 and 2009, respectively. The Company makes the prepayments without receiving collateral for such payments. As a result, the Company’s claims for such prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of the suppliers. As of December 31, 2008 and December 31, 2009, advances made to individual suppliers in excess of 10% of total prepayments to suppliers are as follows:

		December 31,
	Location	2008	2009
		RMB	RMB	US$

Supplier A	United States of America	156,164	—	—
Supplier B	South Korea	309,735	174,573	25,575
Supplier C	Germany	596,373	611,612	89,602

Total		1,062,272	786,185	115,177

The Company obtains some equipment used in its manufacturing process from a small number of selected equipment suppliers. In addition, some equipment has been customized based on the Company’s specifications, is not readily available from multiple vendors and would be difficult to repair or replace. If any of these suppliers were to experience financial difficulties or go out of business, the Company may have difficulties in repairing or replacing its equipment in the event of any damage to or a breakdown of the Company’s ingot casting or manufacturing equipment. The Company’s ability to deliver products timely would suffer, which in turn could result in order cancellations and loss of revenue. A supplier’s failure to deliver the equipment in a timely manner with adequate quality and on terms acceptable to the Company could delay its capacity expansion of manufacturing facilities and otherwise disrupt its production schedule or increase its costs of production. The Company also made deposits of RMB 216,164 and RMB 131,372 (US$19,246) as of December 31, 2008 and 2009, respectively, for the purchase of equipment without receiving collateral for such payments. As a result, the Company’s claims for such payments would rank only as an unsecured claim, which exposes the Company to the credit risks of the equipment suppliers.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

Concentrations of cash balances held at financial institutions

Cash balances include:

	December 31, 2008		December 31, 2009
	Original	RMB	Original	RMB
	Currency	Equivalents	Currency	Equivalents

Cash held by financial institutions located in:
PRC:
Denominated in RMB	551,130	551,130	1,487,549	1,487,549
Denominated in US$	45,423	310,450	168,051	1,147,483
Denominated in EURO	3,702	35,757	48,809	478,183
Hong Kong Special Administrative Region (the “HK SAR”):
Denominated in US$	25,425	173,772	99	679
Europe:
Denominated in US$	2,475	16,914	4,166	28,443
Denominated in EURO	2,039	19,695	9,974	97,717
US:
Denominated in US$	—	—	837	5,714

Total cash held by financial institutions		1,107,718		3,245,768

Restricted cash and non-current restricted cash held by financial institutions located in the PRC:
Denominated in RMB	92,719	92,719	339,976	339,976
Denominated in US$	33	228	2,078	14,187
Denominated in EURO	1,686	16,287	2,940	28,803

Total restricted cash		109,234		382,966

As of December 31, 2008 and December 31, 2009, there were cash balances at three PRC individual financial institutions that each held cash balances in excess of 10% of the Company’s total cash balances, which collectively accounted for approximately 54.8% and 61.7% of the Company’s total cash balances, respectively.

Management believes that these financial institutions are of high credit quality.

(d)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities as well as with respect to the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the allocation of the purchase price for the Company’s acquisitions of noncontrolling interest in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), the estimated useful lives of property, plant and equipment and intangibles with definite lives, recoverability of the carrying values of property, plant and equipment, goodwill and intangible assets, the fair value of share-based payments, allowances for doubtful receivables, realizable value of inventories, prepayments

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

and deferred income tax assets, the fair value of financial and equity instruments and warranty obligations. Actual results could differ from estimates.

(e)	Foreign Currency

The Company’s reporting currency is the Renminbi (“RMB”). The functional currency of Yingli Green Energy is the U.S. dollar (“US$”), since the US$ is the currency in which Yingli Green Energy primarily generates and expends cash. The functional currency of the subsidiaries in Germany, France, and Italy is the Euro, the legal currency of the member states of the European Union, as Europe is the primary economic environment in which these entities operate. The functional currency of the subsidiary in the United States is the USD as the United States is the primary economic environment in which this entity operates. The functional currency of the subsidiaries in the PRC is the RMB as the PRC is the primary economic environment in which these entities operate. Since the RMB is not a fully convertible currency, all foreign exchange transactions involving RMB must take place either through the People’s Bank of China (the “PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rates adopted for foreign exchange transactions are the rates of exchange quoted by the PBOC.

Transactions denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet date. The resulting exchange differences are recorded in “foreign currency exchange gains (losses)” in the consolidated statements of operations. Transaction gains and losses resulting from intercompany foreign currency transactions that are of a long-term investment nature are treated in the same manner as translation adjustments and therefore excluded from the determination of net income (loss).

Yingli Green Energy and its non-PRC subsidiaries’ assets and liabilities are translated from their respective functional currencies to the reporting currency of RMB using the exchange rate at each balance sheet date. Revenues, if any, and expenses are translated into RMB at average rates prevailing during the period. Gains and losses resulting from such translation are recorded as a separate component of accumulated other comprehensive income (loss) within shareholders’ equity.

For the convenience of readers, certain 2009 RMB amounts have been translated into U.S. dollar amounts at the rate of RMB 6.8259 to US$1.00, the noon buying rate in New York for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of December 31, 2009. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2009, or at any other date.

(f)	Cash, Restricted Cash and Non-current Restricted Cash

Cash consists of cash on hand, cash in bank accounts, and interest bearing savings accounts.

Restricted cash of RMB 109,234 and RMB 215,192 (US$31,526) as of December 31, 2008 and 2009, respectively, represents bank deposits for securing letters of credit and letters of guarantee granted to the Company, primarily for the purchase of inventory and equipment. Such letters of credit and letters of guarantee expire within one year.

Non-current restricted cash of RMB 167,774 (US$24,579) as of December 31, 2009, represents bank deposits for securing a long-term loan facility.

(g)	Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

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

Sale of Accounts Receivable

In 2009, the Company entered into agreements to sell without recourse certain accounts receivable to several PRC banks. When accounts receivable are identified for sale, the receivables are transferred into held-for-sale classification and carried at the lower of cost or fair value on an individual receivable basis. The buyer is responsible for servicing the receivables. The accounts receivables were determined to be legally isolated from the Company and its creditors, even in the event of bankruptcy or other receivership and the Company has surrendered control over the transferred receivables. As a result, the accounts receivables were considered sold and were therefore derecognized. The Company received proceeds from the sale of accounts receivable of RMB 1,737,651 (US$254,567) for the year ended December 31, 2009, and has included the proceeds in net cash provided by operating activities in the consolidated statements of cash flows. The Company recorded a loss on the sale of accounts receivable of RMB 5,891 (US$863) for the years ended December 31, 2009, which is included in general and administrative expense.

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

Advance payments for the future delivery of raw materials are made based on written purchase orders detailing product, quantity, pricing and are classified as “prepayments to suppliers” in the consolidated balance sheets. The Company’s supply contracts grant the Company the right to inspect products prior to acceptance. The balance of the “prepayments to suppliers” is reduced and reclassified to “inventories” when inventory is received and passes quality inspection. Such reclassifications of RMB 128,726, RMB 699,754 and RMB 537,008 (US$78,672) for the years ended December 31, 2007, 2008 and 2009, respectively, are not reflected as cash outflows from operating activities. Prepayments to suppliers expected to be utilized within twelve months as of each balance sheet date are recorded as current “prepayments to suppliers” in the consolidated balance sheets. As of December 31, 2008 and 2009, prepayments to suppliers of RMB 674,164 and RMB 678,311 (US$99,373), respectively, representing the portion expected to be utilized after twelve months have been classified as “long-term prepayments to suppliers” in the consolidated balance sheets and relate to prepayments to suppliers for long-term supply agreements with deliveries scheduled to commence beyond the next twelve months at each respective balance sheet date.

(j)	Long-lived Assets

Property, Plant and Equipment

Property, plant and equipment is stated at cost. Depreciation is provided over the estimated useful lives of the asset, taking into consideration any estimated residual value, using the straight-line method. When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and proceeds

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

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

Intangible assets, other than trademarks, are amortized on a straight-line basis over the estimated useful lives of the respective assets. The Company’s amortizable intangible assets consist of technical know-how, customer relationships, order backlog and short-term supplier agreements with the following estimated useful lives:

Technical know-how	5.5-6 years
Customer relationships	5.5-6 years
Order backlog	1-1.5 years
Short-term supply agreements	0.5 year

The Company’s amortizable intangible assets also includes long-term supplier agreements relate to polysilicon supply agreements with delivery periods from 5 to 10 years commencing in 2009. In 2009, due to the decrease in the price of polysilicon, the Company recognized an impairment loss for the remaining book value of the long-term supply agreements.

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

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

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

Government grant

Government grants are recognised in the balance sheet initially when there is reasonable assurance that they will be received and that the Company will comply with the conditions attaching to them. Grants that compensate the Company for the cost of an asset are deducted from the carrying amount of the asset.

For the year ended December 31, 2009, the Company received government grants related to the acquisition of assets for the polysilicon plant of RMB 122,120 (US$17,891) and recognized the entire amount as a reduction in the cost of the assets. Government grants in cash of RMB 23,690 (US$3,471) were paid to Fine Silicon Co., Ltd., and RMB 30,000 (US$4,395) and RMB 68,430 (US$10,025) were paid directly to two suppliers by the government.

(k)	Land Use Rights

Land use rights represent the cost of rights to use land in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of the rights of 45-50 years.

(l)	Investments in and Advances to Affiliates

Investments in entities where the Company does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Company’s share of the investee’s results of operations is included in other income (expense) in the Company’s consolidated statements of operations.

The Company recognizes a loss when there is a loss in value of an equity method investment which is other than a temporary decline. The process of assessing and determining whether an impairment on a particular equity investment is other than temporary requires a significant amount of judgment. To determine whether an impairment is other-than-temporary, management considers whether the Company has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to year-end, and forecasted performance of the investee. Based on management’s evaluation, there was no impairment charges related to its investments in any affiliates for any of the periods presented.

(m)	Statutory Reserves

In accordance with the relevant laws and regulations of the PRC, PRC enterprises are required to transfer 10% of their after tax profit, as determined in accordance with PRC accounting standard and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the enterprise. The transfer to this general reserve fund must be made before distribution of dividends can be made. As of December 31, 2008 and 2009, the PRC subsidiaries of the Company had appropriated RMB 144,992 and RMB 201,247 (US$29,483), respectively, to the general reserve fund, which is restricted from being distributed to the Company.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(n)	Derivative Financial Instruments

The Company accounts for derivatives and hedging activities in accordance with FASB ASC Topic 815, Derivatives and Hedging (Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended), which requires entities to recognize all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. For derivatives designated in hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings.

The Company enters into derivative contracts that it intends to designate as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships, the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. The Company also formally assesses, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

The Company discontinues hedge accounting prospectively when it determines that the derivative is no longer effective in offsetting cash flows attributable to the hedged risk, the derivative expires or is sold, terminated, or exercised, the cash flow hedge is designated because a forecasted transaction is not probable of occurring, or management determines to remove the designation of the cash flow hedge.

In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in earnings. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in earnings gains and losses that were accumulated in other comprehensive income related to the hedging relationship.

On January 1, 2009, the Company adopted the provisions of FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities (included in FASB ASC Subtopic 815-10, Derivatives and Hedging — Overall), which amends the disclosure requirements for derivative instruments and hedging activities. The amended disclosures require entities to provide information to enable users of the financial statements to understand how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under ASC Topic 815, and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The Company has included these disclosures in Note 6 of the consolidated financial statements.

(o)	Share-based Payment

The Company applies FASB ASC Topic 718, Compensation — Stock Compensation (“ASC Topic 718”) for share-based payments. Under ASC 718, the Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

The Company estimates grant date fair value using the Black-Scholes-Merton option-pricing model. The Company applies the fair value method for equity instrument issued to non-employee under FASB ASC Topic 505-50, Equity-based Payments to Non-employees (“ASC Topic 505-50”).

(p)	Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable and collectibility is reasonably assured. These criteria as they relate to the sale of the Company’s products or services are as follows:

For all sales, the Company requires a contract or purchase order which quantifies pricing, quantity and product specifications.

For sales of PV modules to foreign customers, delivery of the products occurs at the point in time the product is delivered to the named port of shipment, which is when the risks and rewards of ownership are transferred to the customer. For sales of PV modules to domestic customers, delivery of the product occurs at the point in time the product is received by the customer, which is when the risks and rewards of ownership have been transferred. Delivery is evidenced by a signed customer acceptance form for domestic sales and is evidenced by signed bills of lading for sales to foreign customers.

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

Shipping and handling fees billed to customers are recorded as revenues, and the related shipping or delivery costs are recorded as selling expense.

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

The Company is a party to research grant contracts with the PRC government under which the Company receives funds in advance for specified costs incurred in certain research projects. The Company records such amounts as a reduction to research and development expenses when the related research and development costs are incurred. The Company has recorded grant proceeds of RMB 400, RMB 3,675 and nil as a reduction to research and development expenses for the years ended December 31, 2007, 2008 and 2009, respectively.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(r)	Employee Benefits Plans

Pursuant to the relevant PRC regulations, the Company is required to make contributions for each employee at a rate of 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement program organized by the local Social Security Bureau. In addition, the Company is also required to make contributions for each employee at rates of 7.5%-10%, 1%-2% and 6.6%-13.6% of standard salary base for medical insurance benefits, unemployment and other statutory benefits, respectively. Total amount of contributions for the years ended December 31, 2007, 2008 and 2009 was RMB 5,231, RMB 15,051 and RMB 27,128 (US$3,974), respectively.

(s)	Warranty Cost

The Company’s PV modules are typically sold with a two or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. As a result, the Company bears the risk of warranty claims long after the Company has sold its products and recognized revenues. The Company has sold PV modules only since January 2003, and none of the Company’s PV modules has been in use for more than seven years. In connection with the Company’s PV system sales in the PRC, the Company provides a one- to five- year warranty against defects in the Company’s modules, storage batteries, controllers and inverters.

The Company performs industry-standard testing to test the quality, durability and safety of the Company’s products. As a result of such tests, management believes the quality, durability and safety of its products are within industry norms. Management’s estimate of the amount of its warranty obligation is based on the results of these tests, consideration given to the warranty accrual practice of other companies in the same industry and the Company’s expected failure rate and future costs to service failed products. The Company’s warranty obligation will be affected by its estimated product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Consequently, the Company accrues the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of its warranty obligations. To the extent that actual warranty costs differ significantly from estimates, the Company will revise its warranty provisions accordingly.

Actual warranty costs are charged against the accrued warranty liability. Warranty expense is recorded as selling expense. The warranty cost of RMB 40,094 and RMB 74,036 for the year ended December 31, 2007 and 2008, respectively, have been reclassified from cost of revenue to selling expense in order to better reflect the selling related nature of the expenses and to increase the comparability of information with the Company’s major competitors.

Changes in the carrying amount of accrued warranty liability are as follows:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Beginning balance	20,686	60,780	123,649	18,115
Warranty expense for current year sales	40,094	74,036	72,747	10,657
Warranty costs incurred or claimed	—	(11,167)	(7,163)	(1,049)

Total accrued warranty cost	60,780	123,649	189,233	27,723

Less: accrued warranty cost, current portion	4,248	8,957	14,789	2,167

Accrued warranty cost, excluding current portion	56,532	114,692	174,444	25,556

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(t)	Shipping and Delivery Costs

Shipping and delivery costs relating to PV module sales of RMB 96,790 (US$14,180) for the year ended December 31, 2009 is included in selling expenses. Shipping and delivery costs relating to PV module sales of RMB 43,670 and RMB 63,571 for the year ended December 31, 2007 and 2008, respectively have been reclassified from cost of revenues to selling expenses in order to better reflect the selling related nature of the expenses and to increase the comparability of information with the Company’s major competitors.

(u)	Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of operations in the period the change in tax rates or tax laws is enacted. A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

The Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109” (“FIN 48”), included in FASB ASC Subtopic 740-10-25, which clarifies the accounting for uncertain tax positions and requires that the Company recognizes in the consolidated financial statements the impact of an uncertain tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company’s accounting policy is to accrue interest and penalties related to uncertain tax positions, if and when required, as interest expense and a component of general and administrative expenses, respectively, in the consolidated statements of operations.

(v)	Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

The Company is exposed to risks associated with liability claims in the event that the use of the PV products the Company sells results in injury. The Company does not maintain any third-party liability insurance coverage other than limited product liability insurance or any insurance coverage for business interruption. As a result, the Company may have to pay for financial and other losses, damages and liabilities, including, those in connection with or resulting from third-party product liability claims and those caused by natural disasters and other events beyond the Company’s control, out of its own funds, which could have a material adverse effect on its financial conditions and results of operations.

(w)	Segment Reporting

The Company uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

the source for determining the Company’s reportable segments. Management has determined that the Company has only one operating segment, as that term is defined by FASB ASC Topic 280, Segment reporting.

(x)	Earnings Per Share

In accordance with FASB ASC Topic 260, Earnings Per Share, basic earnings per share is computed by dividing net income allocated to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year ended December 31, 2007 using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings. The Company’s Series A and Series B redeemable convertible preferred shares are participating securities since the holders of these securities may participate in dividends with ordinary shareholder(s) based on a pre-determination formula. Presentation of basic and diluted earnings per share for securities other than ordinary shares is not required, therefore basic earnings per share amounts presented only pertain to the Company’s ordinary shares.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of the Series A and B redeemable convertible preferred shares, mandatory convertible bonds, convertible senior notes and senior secured convertible notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options, restricted shares and warrants (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the impact is anti-dilutive.

(y)	Fair Value Measurements

On January 1, 2008, the Company adopted the provisions of FASB Statement No. 157, Fair Value Measurements, included in ASC Topic 820, Fair Value Measurements and Disclosures, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements See note (7).

On January 1, 2009, the Company adopted the provisions of ASC Topic 820 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

The Company did not have any nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis as of December 31, 2008 and 2009.

(z)	Recently Issued Accounting Standards

Adoption of ASC Topic 470-20 Debt with conversion and Other Option

On January 1, 2009, the Company adopted FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), included in ASC Topic 470-20, Debt with conversion and Other Option, which requires recognition of both the liability and equity components of convertible debt instruments with cash settlement features. The debt component is required to be recognized at the fair value of a similar instrument that does not have an associated equity component. The equity component is recognized as the difference between the proceeds from the issuance of the convertible debt and the fair value of the liability, after adjusting for the deferred tax impact. ASC Topic 470-20 also requires accretion of the resulting debt

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

discount over the expected life of the convertible debt. ASC Topic 470-20 is required to be applied retrospectively to prior periods, and accordingly, financial statements for prior periods have been adjusted to reflect the Company’s adoption of ASC Topic 470-20.

On December 13, 2007, the Company sold in an aggregate US$172,500 principal amount zero coupon convertible senior notes due 2012 (the “Convertible Senior Notes”). The Convertible Senior Notes are convertible, subject to dilution protection adjustment, at an initial conversion rate of 23.0415 ADSs per US$1,000 principal amount of Convertible Senior Notes (equivalent to a conversion price of approximately US$43.40 per ADS). Unless previously redeemed, repurchased or converted, the Convertible Senior Notes mature on December 15, 2012, at a redemption price of US$1,288.30 which is equivalent to 128.83% of the US$1,000 principal amount to be redeemed. In lieu of delivery of ADSs in satisfaction of the Company’s obligation upon conversion of the Convertible Senior Notes, the Company may elect to deliver cash or a combination of cash and ADS, as defined in the indenture agreement, based on the portion the Company elects to settle by ADS and the average ADS trading price.

As a result of the Company’s adoption of ASC Topic 470-20, the Company’s consolidated balance sheet as of December 31, 2008 has been adjusted as follows:

	December 31, 2008
	As Previously		As Adjusted
	Reported in		in these
	Annual Report		Financial
	on Form 20-F	Adjustment	Statements
	(in thousands of RMB)

Prepaid expenses and other current assets(a)	40,532	(887)	39,645
Convertible senior notes(b)(c)	1,241,908	(27,095)	1,214,813
Additional paid-in capital(a)(b)	3,681,342	43,016	3,724,358
Accumulated other comprehensive income(d)	33,966	(2,759)	31,207
Retained earnings(c)	1,025,681	(14,049)	1,011,632

As a result of the Company’s adoption of ASC Topic 470-20, the Company’s consolidated statements of operations for the years ended December 31, 2007 and 2008 have been adjusted as follows:

	For the Year Ended December 31, 2007
	As Previously Reported in		As Adjusted in these
	Annual Report on Form 20-F	Adjustment	Financial Statements

Interest expenses(c)	64,834	1,111	65,945
Earnings before income taxes(c)	594,560	(1,111)	593,449
Net income(c)	581,632	(1,111)	580,521
Net income attributable to Yingli Green Energy(c)	389,020	(1,111)	387,909
Net income applicable to Yingli Green Energy’s ordinary shareholders	335,869	(1,111)	334,758
Earnings per share applicable to Yingli Green Energy’s ordinary shareholders(c)
Basic	3.00	(0.01)	2.99
Diluted	2.89	(0.01)	2.88

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2008
	As Previously Reported in		As Adjusted in these
	Annual Report on Form 20-F	Adjustment	Financial Statements

Interest expenses(c)	149,193	12,938	162,131
Earnings before income taxes(c)	954,476	(12,938)	941,538
Net income(c)	960,064	(12,938)	947,126
Net income attributable to Yingli Green Energy(c)	666,764	(12,938)	653,826
Earnings per share applicable to Yingli Green Energy’s ordinary shareholders(c)
Basic	5.23	(0.10)	5.13
Diluted	5.15	(0.10)	5.05

As a result of the Company’s adoption of ASC Topic 470-20, the Company’s consolidated statements of cash flow for the years ended December 31, 2007 and 2008 have been adjusted as follows:

	For the Year Ended December 31, 2007
	As Previously Reported in		As Adjusted in these
	Annual Report on Form 20-F	Adjustment	Financial Statements

Net income	581,632	(1,111)	580,521
Amortization of debt discount(c)	—	1,247	1,247
Amortization of debt issuance cost(c)	2,405	(136)	2,269

	For the Year Ended December 31, 2008
	As Previously Reported in		As Adjusted in these
	Annual Report on Form 20-F	Adjustment	Financial Statements

Net income	960,064	(12,938)	947,126
Amortization of debt discount(c)	—	13,289	13,289
Amortization of debt issuance cost(c)	19,036	(351)	18,685

As a result of the Company’s adoption of ASC Topic 470-20, the Company’s retained earnings and accumulated other comprehensive income, as of January 1, 2008, decreased from RMB 358,917 and RMB 12,197, as originally reported, to RMB 357,806 and RMB 11,901, respectively. Additional paid-in capital increased from RMB 3,620,827, as originally reported, to RMB 3,663,843.

Notes:

(a)	Reclassification of debt issuance costs attributable to the equity component of the convertible senior notes from prepaid expenses and other current assets to additional paid-in capital.

(b)	Recognition and reclassification of the fair value of the equity component of the convertible senior notes from the carrying amount of the convertible senior notes as a debt discount.

(c)	Amortization of the debt discount and debt issuance cost over the period the convertible senior notes are expected to be outstanding as additional interest expense.

(d)	Recognition of the foreign currency exchange translation adjustment from the above-mentioned adjustments.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

Adoption of ASC Topic 810-10, Consolidation

On January 1, 2009, the Company adopted FAS 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”, included in ASC Topic 810-10, Consolidation, which requires the Company to make certain changes to the presentation of the financial statements. This standard requires the Company to classify earnings attributable to noncontrolling interests (previously referred to as “minority interest”) (RMB 192,612 and RMB 293,300 for the years ended December 31, 2007 and 2008, respectively), as part of consolidated net income, and to include the accumulated amount of noncontrolling interests (RMB 1,395,151 as of December 31, 2008) as part of shareholders’ equity. Furthermore, each item of comprehensive income (loss) is reported separately for the portion attributable to Yingli Green Energy and noncontrolling interests. The net income (loss) the Company previously reported is now presented as “Net income (loss) attributable to Yingli Green Energy”. Similarly, in the presentation of equity, the Company distinguishes between equity amounts attributable to Yingli Green Energy shareholders and amounts attributable to the noncontrolling interests — previously classified as minority interest outside of shareholders’ equity.

FASB ASC Topic 805 (SFAS 141(R))

On January 1, 2009, the Company adopted SFAS 141(R), Business Combinations, included in FASB ASC Topic 805, Business Combinations. ASC Topic 805 modifies the accounting for business combinations and requires, with limited exceptions, the acquirer in a business combination to recognize 100 percent of the assets acquired, liabilities assumed, and noncontrolling interests in the acquiree at the acquisition-date fair value. In addition, ASC Topic 805 requires the expensing of acquisition-related transaction and restructuring costs, and certain contingent acquired assets and liabilities, as well as contingent consideration, to be recognized at fair value. The Company evaluated the acquisition of Cyber Power Group Limited (“Cyber Power”) on January 7, 2009 under ASC Topic 805. See note 21.

ASU 2009-16, Transfers and Servicing

The FASB issued ASU 2009-16, Transfers and Servicing (ASC Topic 860): Accounting for Transfers of Financial Assets (FASB Statement No. 166, Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140) in December 2009. ASU 2009-16 removes the concept of a qualifying special-purpose entity (“QSPE”) from ASC Topic 860, Transfers and Servicing, and the exception from applying ASC 810-10 to QSPEs, thereby requiring transferors of financial assets to evaluate whether to consolidate transferees that previously were considered QSPEs. Transferor-imposed constraints on transferees whose sole purpose is to engage in securitization or asset-backed financing activities are evaluated in the same manner under the provisions of the ASU as transferor-imposed constraints on QSPEs were evaluated under the provisions of Topic 860 prior to the effective date of the ASU when determining whether a transfer of financial assets qualifies for sale accounting. The ASU also clarifies the Topic 860 sale-accounting criteria pertaining to legal isolation and effective control and creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale. The ASU is effective for periods beginning after December 15, 2009, and may not be early adopted. The Company expects that the adoption of ASU 2009-16 will not have a material impact on its consolidated financial statements.

ASU 2009-17, Consolidations

The FASB issued ASU 2009-17, Consolidations (Topic 810), Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities (FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)) in December 2009. ASU 2009-17, which amends the Variable Interest Entity (“VIE”) Subsections of ASC Subtopic 810-10, Consolidation — Overall, revises the test for determining the primary beneficiary of a VIE from a primarily quantitative risks and rewards calculation based on the VIE’s expected losses and expected residual returns to a primarily qualitative analysis based on identifying the party or related-party group (if any) with

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses of, or the right to receive benefits from, the VIE that could potentially be significant to the VIE. The ASU requires kick-out rights and participating rights to be ignored in evaluating whether a variable interest holder meets the power criterion unless those rights are unilaterally exercisable by a single party or related party group. The ASU also revises the criteria for determining whether fees paid by an entity to a decision maker or another service provider are a variable interest in the entity and revises the Topic 810 scope characteristic that identifies an entity as a VIE if the equity-at-risk investors as a group do not have the right to control the entity through their equity interests to address the impact of kick-out rights and participating rights on the analysis. Finally, the ASU adds a new requirement to reconsider whether an entity is a VIE if the holders of the equity investment at risk as a group lose the power, through the rights of those interests, to direct the activities that most significantly impact the VIE’s economic performance, and requires a company to reassess on an ongoing basis whether it is deemed to be the primary beneficiary of a VIE. ASU 2009-17 is effective for periods beginning after December 15, 2009 and may not be early adopted. The Company expects that the adoption of ASU 2009-17 will not have a material impact on its consolidated financial statements.

(3)	Accounts Receivable

Accounts receivable is summarized as follows:

	December 31,
	2008	2009
	RMB	RMB	US$

Accounts receivable	1,442,935	2,073,923	303,831
Less: Allowance for doubtful accounts	(986)	(323,025)	(47,323)

Total accounts receivable, net	1,441,949	1,750,898	256,508

The following table presents the movement of the allowance for doubtful accounts:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Beginning balance	(2,309)	(2,618)	(986)	(144)
Additions	(647)	(938)	(322,668)	(47,271)
Reversal of allowance for doubtful accounts	—	1,155	—	—
Write-off of accounts receivable charged	338	1,415	629	92

Ending balance	(2,618)	(986)	(323,025)	(47,323)

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally 10 days to 4 months from the date of billing. For certain customers the Company requires an advance payment before the sale is made. Such advance payments are included in “other current liabilities and accrued expenses” in the Company’s consolidated balance sheets and amounted to RMB 51,933 and RMB 30,554 (US$4,476) as of December 31, 2008 and 2009, respectively. The Company also requires certain customers to secure payment by a letter of credit issued by the customers’ banks. Letters of credit have terms less than 30 days. Until the letter of credit is drawn and the amount is paid, the amount due from the customer is recorded as accounts receivable. As of December 31, 2008 and 2009, 97% and 95%, respectively, of accounts receivable were denominated in currencies other than the RMB.

As of December 31, 2008 and 2009, accounts receivables of RMB 86,100 and RMB nil were pledged to banks as collateral for borrowings (Note 9).

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(4)	Inventories

Inventories by major category consist of the following:

	December 31,
	2008	2009
	RMB	RMB	US$

Raw materials	1,229,173	950,072	139,186
Work-in-progress	474,495	308,323	45,170
Finished goods	337,063	406,626	59,571

Total inventories	2,040,731	1,665,021	243,927

Provisions to write-down the carrying amount of obsolete inventory to its estimated net realizable value amounted to RMB 22,664 and RMB 7,506 and RMB 9,590 (US$1,405) for the years ended December 31, 2007, 2008 and 2009, respectively, and were recorded as cost of revenues in the consolidated statements of operations.

(5)	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
	2008	2009
	RMB	RMB	US$

Buildings	429,558	724,164	106,091
Machinery and equipment	2,324,200	3,810,352	558,220
Furniture and fixtures	10,318	17,652	2,586
Motor vehicles	26,280	39,605	5,802
Construction in progress	842,917	2,549,038	373,436

Total property, plant and equipment	3,633,273	7,140,811	1,046,135
Less: Accumulated depreciation	(247,591)	(566,960)	(83,060)

Total property, plant and equipment, net	3,385,682	6,573,851	963,075

Depreciation expense on property, plant and equipment was allocated to the following expense items:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Cost of revenues	72,452	150,204	319,049	46,741
Selling expenses	129	203	303	44
General and administrative expenses	5,113	7,936	15,282	2,239
Research and development expenses	—	501	8,747	1,281

Total depreciation expense	77,694	158,844	343,381	50,305

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

The Company capitalized interest costs as a component of the cost of construction in progress as follows:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Interest cost capitalized	20,812	47,523	144,179	21,123
Interest cost charged to income	65,945	162,131	376,336	55,133

Total interest cost incurred	86,757	209,654	520,515	76,256

(6)	Derivative Instruments and Hedging Activities

The Company uses foreign currency forward contracts to manage its exposure to foreign currency risks arising from the sales activities denominated in foreign currency and uses interest-rate-related derivative instruments to manage its exposure related to changes in interest rates on its variable-rate debt instruments. The Company does not speculate using derivative instruments.

Foreign Currency

The Company’s principal operating subsidiary, Tianwei Yingli, is located in the PRC with the Renminbi being its functional currency. However, the majority of Tianwei Yingli’s sales are in currencies other than Renminbi, primarily the Euro. Any depreciation of the Euro against the Renminbi will generally result in foreign exchange losses and adversely affect the Company’s results of operations. With an aim to reduce its risk exposure, the Company will, on a selected basis, enter into forward contracts with financial institutions to forward sell Euro when it entered into certain sales contracts denominated in Euro through its PRC operating subsidiaries. Some of these foreign currency forward contracts are qualified as foreign currency cash flow hedges at inception, and thus the change in the fair value of these hedge contracts were initially recognized in accumulated other comprehensive income and reclassified into the consolidated statement of operations in the period that the sale of the related hedged item is recognized or when the hedge accounting is discontinued when the foreign currency forward contracts are no longer effective in offsetting cash flows attributable to the hedged risk. During the year ended December 31, 2009, the Company entered into foreign exchange forward contracts with a notional amount of Euro 94,650, against its Euro denominated sales. As of December 31, 2009, the Company had outstanding foreign currency forward contracts with notional amounts of Euro 2, 230.

Interest

The Company’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its business operation and expansion, the Company’s PRC operating subsidiaries will obtain short-term and long-term bank borrowings. Some of bank borrowings carry variable interest rates. Interest expenses on these banking borrowings may increase as a result of change in market interest rates. With an aim to reduce its interest rate exposure, the Company entered into one long-term interest rate swap contract, with notional amount of US$70,000, during the year ended December 31, 2009. As of December 31, 2009, the Company had outstanding interest rate swap contracts with notional amounts of US$70,000.

Balance Sheet Classification

The following summarizes the fair values and location in the consolidated balance sheet of all derivatives held by the Company as of December 31, 2009: (nil as of December 31, 2008)

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

Derivatives Not Designated as
Hedging Instruments	Balance Sheet Classification	Fair Value
		RMB	US$

Liability
Foreign currency contract	Other current liabilities and accrued expense	2,330	341
Interests rate swap	Other liabilities	22,986	3,367

Cash Flow Hedge Loss Recognition

The following summarizes the loss, recognized in the consolidated statement of operations, of derivatives designated and qualifying as cash flow hedges for the year ended December 31, 2009: (nil for the year ended December 31, 2008 and 2007)

	Amount of Loss Recognized		Location of Loss	Amount of Loss		Amount of Loss Recognized
Derivatives in Cash	in Other Comprehensive		Reclassified from	Reclassified from Other		in Loss on Derivative
Flow Hedging	Loss		Other Comprehensive	Comprehensive Loss into Loss		(Ineffective Portion)
Relationships	RMB	US$	Loss into Loss	RMB	US$	RMB	US$

Foreign currency contracts	12,640	1,852	Foreign currency exchange losses	12,640	1,852	33,003	4,835

Other Derivatives Gains (Losses) Recognition

The following summarizes the gains (losses) and the location in the consolidated statements of operations of derivatives not designated as hedging instruments for the year ended December 31, 2008 and 2009:

	Location of
	Gain (Loss)	Amount of Gain (Loss) Recognized
	Recognized in	in Income on Derivative
	Income on	2008	2009
	Derivative	RMB	RMB	US$

Derivatives Not Designated as Hedging Instruments
Foreign currency contracts	Foreign currency exchange gains (losses )	106,948	(1,420)	(208)
Interest rate swap	Interest expense		(22,986)	(3,367)

Total		106,948	(24,106)	(3,531)

(7)	Fair Value of Financial Instruments

(a)	Fair Value Hierarchy

The Company adopted ASC Topic 820 (Statement 157) on January 1, 2008 for fair value measurements of financial assets and financial liabilities and fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC Topic 820 (Statement 157) establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

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

The following table presents the placement in the fair value hierarchy of liabilities that are measured at fair value on a recurring basis at December 31, 2009:

		Fair Value Measurements at
		Reporting Date Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Liabilities:
Foreign currency forward contract	2,330	—	2,330	—
Interests rate swap contract	22,986	—	—	22,986

Total	25,316	—	2,330	22,986

The following table presents the Company’s activity for liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in ASC Topic 820 (Statement 157) for the year ended December 31, 2009:

Liabilities
Interest Rate Swap

Balance at December 31, 2008	—
Total realized and unrealized losses:
Included in income	22,986
Included in other comprehensive income	—

Balance at December 31, 2009	22,986

Total losses for 2009 included in income attributable to the change in unrealized losses relating to liabilities held at December 31, 2009	22,986

(b)	Fair Value of Financial Instruments

Management used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet dates:

•	Short-term financial instruments (cash, restricted cash, accounts receivable, amounts due from related parties, accounts payable, short-term bank borrowing, and amounts due to related parties) — cost approximates fair value because of the short maturity period.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

•	Non-current restricted cash — carrying amount approximates fair value. The fair value was estimated using discounted cash flow analysis, based on the Company’s incremental borrowing rates for similar borrowing.

•	Long-term bank debt and long-term payable (included in other liabilities) - fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms. The carrying value of the long-term bank debt and long-term payable approximate their fair values as all the long-term bank debts and long-term payable carry variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

•	Convertible senior notes — as of December 31, 2008 and 2009, the fair value of the convertible senior notes, determined based on quoted market value of the notes, was approximately US$89,700 and US$187,448 (RMB 1,279,930), respectively.

•	Senior secured convertible notes — It is not practicable to estimate the fair value of the Company’s senior secured convertible notes without incurring excessive costs because of the lack of a unobservable market data and complexity of the conversion rate adjustment feature. Additional information pertinent to these notes is provided in Note 13.

•	Foreign currency forward contract — as of December 31, 2009, the fair value is determined by discounting estimated future cash flow, which is on the changes in the forward rate.

•	Interests swap contract — as of December 31, 2009 the fair value is determined by using pricing models developed based on the LIBOR swap rate and other unobservable market data.

(8)	Investments in and Advances to Affiliates

Investments in and advances to affiliates are RMB 21,577 and RMB 20,674 (US$3,029) as of December 31, 2008 and 2009, respectively, which are included in other assets in the consolidated balance sheets.

The Company’s 50% equity investment in Tibet Tianwei Yingli New Energy Resources Co., Ltd. (“Tibetan Yingli”) is accounted for under equity method. As of December 31, 2008 and December 31, 2009, the Company’s advances to Tibetan Yingli were RMB 9,457 and RMB 9,457 (US$1,385), respectively, to assist Tibetan Yingli in supporting their operating activities.

In July 2007, the Company acquired a 30% equity interest in Baoding Dongfa Tianying New Energy Resources, Co., Ltd. (“Dongfa Tianying”) for RMB 3,000. The purchase price approximated 30% of the fair value of Dongfa Tianying’s net assets. Consequently, no investor level goodwill was recognized. In April 2009, the Company disposed the investment with proceeds of RMB 3,000 (US$440) and loss of RMB 940 (US$138) was recorded as “equity in losses of affiliates, net” for the year ended December 31, 2009.

In February 2009, Yingli China and two other entities, unrelated to the Company, established Beijing Badaling Green Photovoltaic Power Generation Co., Ltd. (“Beijing Badaling”). Yingil China contributed RMB 600 (US$88) to acquire a 10% equity interest. The investment is accounted for under cost method.

In September 2009, Yingli China and two other entities, unrelated to the Company, established Hainan Solar Power Company Limited.(“Hainan Solar Power”). Yingli China contributed RMB 6,000 (US$879) to acquire a 20% equity interest. The investment is accounted for under equity method.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(9)	Bank Borrowings

(a)	Current

Short-term borrowings and current installments of long-term bank debt consist of the following:

	Year Ended December 31,
	2008	2009
	RMB	RMB	US$

Guaranteed by bank deposit	—	61,782	9,051
Secured by accounts receivable	86,100	—	—
Unsecured loans	1,903,423	1,756,626	257,347
Guaranteed by related parties	—	370,000	54,205
Guaranteed by third party	—	30,000	4,395
Current instalments of long-term bank debt (note b)	54,677	1,282,619	187,905

Total short-term borrowings and current instalments of long-term bank debt	2,044,200	3,501,027	512,903

Short-term bank borrowings outstanding as of December 31, 2008 and December 31, 2009 bore a weighted average interest rate of 6.73% and 5.05% per annum, respectively. All short-term bank borrowings mature and expire at various times within one year. These facilities contain no specific renewal terms. The Company has traditionally negotiated renewal of certain facilities shortly before they mature.

b)	Non-current

	Year Ended December 31,
	2008	2009
	RMB	RMB	US$

Long-term bank debt:
- Secured loan from China Development Bank	205,038	423,348	62,021
- Unsecured loan	512,595	1,612,080	236,171

	717,633	2,035,428	298,192
Less: current portion	(54,677)	(1,282,619)	(187,905)

Total long-term borrowings	662,956	752,809	110,287

In April 2009, Tianwei Yingli entered into a RMB 700,000 (US$102,551) loan agreement at an interest rate of 5.01%, maturing in 14-18 months and a 16-month US$14,640 (RMB 99,965) loan agreement at an interest rate of 6-month LIBOR plus 3% per annum with the Export-Import Bank of China. Both of the loans were unsecured and are repayable upon maturity.

In December 2008, Yingli Energy (China) Company, Ltd (“Yingli China”) entered into an eight-year US$70,000 loan agreement at an interest rate of 6-month LIBOR plus 6% per annum with China Development Bank. The loan is guaranteed by Tianwei Yingli and Mr. Liansheng Miao, the Company’s chairman and CEO, and secured by Yingli China’s fixed assets. The loan is repayable in annual installment of US$8,000 for the first two years and US$9,000 for the remaining six years, respectively, commencing in December 2009.

In September 2008, Tianwei Yingli entered into a five-year loan of US$75,000 at an interest rate of 6-month LIBOR plus 3% per annum with DEG - Deutsche Investitions — und Entwicklungsgesellschaft mbH, Nederlandse Financierings-Maatschappij voor Ontwikkelingslanden N.V. and Société de Promotion et Participation. pour la

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

Coopération Économique. The loan is unsecured, guaranteed by Yingli Green Energy and repayable in semi-annual installment of US$9,375 starting from March 15, 2010.

Under its debt agreement, the Company is required to maintain certain financial ratios, including current ratio and net debt to earnings before income taxes, depreciation and amortization ratio. Further, the debt agreements contain restrictions on transfers of assets, loans and contributions over RMB 20,000 to the borrower’s subsidiaries and the sales, transfer or disposal of any assets over RMB 300,000.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2009 are: RMB 1,282,619 in 2010, RMB 189,483 in 2011, RMB 189,483 in 2012, RMB 189,483 in 2013 and RMB 61,454 in 2014.

As of December 31, 2009, the Company has unused lines of credit of RMB 1,622 million (US$238 million) for short-tem financing and RMB 669 million (US$98 million) for long-term financing.

(10)	Structured Loan

In January 2009, Yingli China entered into a credit agreement with a fund managed by Asia Debt Management Hong Kong Limited (“ADM Capital”) for a three-year loan facility of up to US$80,000 with an interest rate of 12% per annum. In connection with the loan, the Company granted detachable warrants to ADM Capital (“ADM warrants”), exercisable with respect to approximately one-fifth of the warrants every six months starting from the drawdown date of the loan to the third anniversary of the drawdown date of the loan. Each warrant grants the right to acquire one ordinary share at an initial strike price based on the 20-trading day volume weighted average closing price per ADS on the New York Stock Exchange for the period prior to the issuance of the warrant, subject to customary anti-dilution and similar adjustments. In addition, the strike price of the warrants was subject to adjustment based on the volume weighted average closing price per ADS on the New York Stock Exchange for the 20-trading day period commencing on the first business day following the announcement of the 2008 audited annual results if certain conditions as defined in the indenture agreement are met. The Company announced its 2008 audited annual results on June 15, 2009, which did not result in any adjustment to the strike price. The number of warrants to be granted will be determined based on the final size of the loan on the drawdown date but in no event will exceed 6,600,000. The warrant holder has a call option which requires the Company at its discretion to settle the warrants in cash, shares or a mix of cash and shares. The total settlement amount for any option equals the notional amount exercised (i.e. the number of shares issuable under exercised warrants) for such option multiplied by the greater of (i) zero and (ii) the difference between the exercise price relating to such warrant minus the strike price. Further, the warranty holder has a put option, which requires the Company to purchase all unexercised warrants on the termination date at a price of US$7.00 per warrant. In addition, Yingli Power Holding Company limited (“Yingli Power”), an investment holding company, which held approximately 43% of the equity interest in Yingli Green Energy as of January 2009 and is controlled by Mr. Liansheng Miao, the Company’s chairman and CEO, pledged certain ADS of the Company as the collateral for the loan and warrants. The pledged shares will be released upon the Company’s repayment of the loan and the warrant holder’s exercise or termination of the warrants.

On April 7, 2009, the Company drew down US$50,000 (RMB 341,795) of the loan facility and granted 4,125,000 warrants under the warrant agreement at an initial strike price of US$5.64. Management determined that the warrants should be accounted for as a liability initially at fair value and measured subsequently at fair value with changes in fair value recognized in earnings. US$35,021 representing the fair value of the warrants as of April 7, 2009 (RMB 239,307) was bifurcated from the proceeds and recognized as a debt discount. The debt discount is amortized as interest expense using the effective interest rate method over the three-year period the loan is expected to be outstanding. The fair value of the warrants increased to US$55,811 (RMB 381,297) as of June 30, 2009, which took into account the adjustment to the initial strike price and other modifications as described below, and the

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

change of US$20,790 (RMB 141,990) in the fair value of the warrants was recognized as a loss from revaluation of embedded derivative in the statement of operations directly.

On June 29, 2009, the Company repaid the loan in full and paid an early repayment penalty of US$1,000. Upon the repayment, the early repayment penalty, unamortized debt discount and unamortized issuance cost totalling US$35,817 million (RMB 244,744) were charged to the statement of operations as loss on debt extinguishment.

On June 30, 2009, the Company and ADM Capital revised the warrant agreement and modified the terms as follows:

•	The initial strike price decreased from US$5.64 per share to US$5.06 per share;

•	Upon the exercise of the put option by the warrant holders, the Company may, at its sole discretion, elect to settle the put price in (i) cash, (ii) shares or (iii) a combination of cash and shares.

•	Established a limit on the number of ordinary shares the Company is obligated to issue upon the exercise of the put option by the warrant holder.

This modification allows the Company, at its discretion, to settle the obligation under the put option by issuing equity shares instead of transferring assets (i.e. cash). Management believes that it is more predominant that the warrant holder will exercise its call option under which the Company, at its discretion, could pay cash or issue a variable (but determinable) number of shares to settle the warrants. As a result, the warrants (without the written put option feature) would have been considered indexed to the Company’s own stock and would be classified in shareholders’ equity. The Company reclassified the entire liability balance of US$55,811 (RMB 381,297) to shareholders’ equity accordingly.

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

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

shares. Yingli Power used the cash proceeds from the issuance of the Notes to purchase the Bonds issued by Yingli Green Energy.

Management determined that the conversion feature embedded in the Mandatory Convertible Bonds should not be bifurcated and accounted for as a derivative pursuant to FASB ASC Topic 815-15, Embedded derivative, since the terms of conversion do not require or permit net settlement, provide for a means for the conversion feature to be settled outside the contract, or provide for delivery of an asset which would put the holders of the Mandatory Convertible Bonds in a position substantially similar to a net settlement provision. Management has also determined that the non-detachable convertible feature had no intrinsic value on the commitment date based on the conversion price paid by Deutsche Bank, an unrelated third-party investor. Therefore, no beneficial conversion feature was recognized.

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

On December 13, 2007, the Company sold in a public offering an aggregate US$172,500 principal amount zero coupon convertible senior notes due 2012 (the “Convertible Senior Notes”). The net proceeds from the offering, after deducting the offering expenses payable by the Company, were approximately US$166,800. The Convertible Senior Notes are convertible, subject to dilution protection adjustment, at an initial conversion rate of 23.0415 ADSs per US$1 principal amount of Convertible Senior Notes (equivalent to a conversion price of approximately US$43.40 per ADS, and a total number of shares to be converted of 3,974,659). Unless previously redeemed, repurchased or converted, the Convertible Senior Notes mature on December 15, 2012, at a redemption price of US$1,288.3 which is equivalent to 128.83% of the US$1 principal amount to be redeemed.

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

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

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

The Convertible Senior Notes are the Company’s senior unsecured obligations and rank equally with all of its existing and future senior unsecured indebtedness, which are effectively subordinated to all of the Company’s existing and future secured indebtedness and all existing and future liabilities of Yingli Green Energy’s subsidiaries, including trade payables.

Management has determined that the conversion feature embedded in the Convertible Senior Notes should not be bifurcated and accounted for as a derivative pursuant to FASB ASC Topic 815-15, since the embedded conversion feature is indexed to the Company’s own stock and would have been classified in shareholders’ equity if it were a free-standing derivative instrument. Further, management has determined that the embedded call and put options that may accelerate the settlement of the Convertible Senior Notes are clearly and closely related to the debt host contract because the amount paid upon settlement is fixed at a price equal to the principal amount plus any unpaid guaranteed return to the note holders. Therefore, the embedded call and put options are not accounted for as a separate derivative pursuant to FASB ASC Topic 815-15.

Since the conversion price of the Convertible Senior Notes exceeds the market price of the Company’s ordinary shares on the date of issuance, no portion of the proceeds from the issuance was accounted for as attributable to the conversion feature. Costs incurred by the Company that were directly attributable to the issuance of Convertible Senior Notes, were deferred and being charged to the consolidated statements of operations using the effective interest rate method.

On January 1, 2009, the Company adopted FSP APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement), included in ASC Topic 470-20, Debt with conversion and Other Option, which requires recognition of both the liability and equity components of convertible debt instruments with cash settlement features. The Company’s consolidated balance sheet as of December 31, 2008 and the consolidated statements of operations for the year ended December 31, 2007 and 2008 have been adjusted accordingly. See note 2(z). Further, the Convertible Senior Notes are classified as a current liability as of December 31, 2009 due to the holder’s option to require the Company to repurchase the Convertible Senior Notes on December 15, 2010.

As a result of the adoption of ASC 470-20, the accompanying financial statements reflect the retroactive adjustments to separately account for the debt and equity components (conversion option) of the Convertible Senior Notes as of the date of issuance. The equity component (conversion option) of the Convertible Senior Notes was determined to be US$6,046 (RMB 44,479) at the issuance date and, accordingly, the initial carrying amount of the

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

Convertible Senior Notes was reduced to US$166,454 (RMB 1,224,569). The resulting debt discount of US$6,046 (RMB 44,479) is amortized and interest expense is recognized using an effective interest rate of 6.46%.

The Convertible Senior Notes as of December 31, 2008 and 2009 are summarized in the following table:

	December 31,
	2008	2009
	RMB	RMB	US$

Principal amount of Convertible Senior Notes	1,178,968	1,177,864	172,558
Cumulative interest payable	62,939	128,202	18,782
Unamortized debt discount	(27,094)	(14,223)	(2,084)

Net carrying amount	1,214,813	1,291,843	189,256

Carrying amount of additional paid-in-capital	43,016	43,016	6,302

Conversion option subject to cash settlement or debt discount is amortized as interest expense through December 15, 2010, the earliest date the holders of the long-term convertible notes can demand payment. Debt issuance costs of US$5,473 as of December 13, 2007 have been capitalized and are being amortized on a straight-line basis, which approximate the effective interest rate method from the date the convertible notes were issued to December 15, 2010.

Interest relating to the Convertible Senior Notes was recognized as follows:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Contractual coupon interests	2,710	59,826	65,263	9,561
Amortization of debt discount	1,245	12,938	12,871	1,886
Amortization of debt issuance costs	519	12,453	12,453	1,824
Interest cost capitalized	(1,073)	(19,316)	(25,092)	(3,676)

Total interests expense	3,401	65,901	65,495	9,595

(13)	Senior Secured Convertible Notes

In 2009, the Company entered into a note purchase agreement with Trustbridge Partners II, L.P., for up to US$50,000 in senior secured convertible notes (“Notes”). A first tranche of US$20,000 (RMB 136,766) Notes was issued in connection with the financing of the Cyber Power acquisition on January 16, 2009 (“First Tranche”). Additional Notes, which are referred to as the “Second Tranche”, for an aggregate principal amount of US$29,449 (RMB 201,210) was issued on July 2, 2009.

The Notes carry an interest rate of 10% per annum which is paid on a quarterly basis and were convertible into the Company’s ordinary shares at an initial conversion rate of 17,699 ordinary shares per US$100 principal amount of Notes (equivalent to a conversion price of approximately US$5.65 per ADS), subject to certain adjustments. At issuance, each of the Second Tranche Notes will initially be convertible at the conversion rate applicable to the outstanding First Tranche Notes. Unless previously redeemed, repurchased or converted, the Notes mature on January 25, 2012 at a redemption price equal to 152% of the principal amount which guaranteed a rate of return of 15% per annum in addition to the stated coupon rate of 10% per annum aforementioned.

The holders of the Notes have the right, at any time prior to the maturity date of the Notes, to convert the principal amount of the Note plus any accrued but unpaid interest, into shares of the Company.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

In addition to the standard dilution protection adjustments, the conversion rate shall be adjusted under the following conditions:

(i) If the Company issues shares at a price less than the ten day average share price, the conversion rate shall be increased such that the conversion price is equal to such issuance price. No adjustment is made to decrease the conversion rate;

(ii) The conversion rate shall be increased such that the conversion price is equal to the average daily volume-weighted average share price (“VWAP”) (20 day forward looking) as of each of the following dates: (a) the date the Company releases its earnings results for fiscal year 2008; (b) the date the Company releases its earnings results for the second fiscal quarter 2009, and (c) the date the Company releases its earnings results for fiscal year 2009. No adjustment is made to decrease the conversion rate. On February 10, 2009, the Company released its earnings results for fiscal year 2008 and the conversion rate was increased to 22,935 per US$100 (approximately US$4.36 per ADS); and

(iii) On March 31, June 30, September 30 and December 31 of each year, commencing on June 30, 2010, the conversion rate shall be increased such that the conversion price is equal to the average daily VWAP of the share (20 day backward looking). No adjustment is made to decrease the conversion rate.

Upon a change of control or a termination of trading, the holders of the Notes can require the Company to repurchase all or any portion of the Notes in cash at a price that guarantees a rate of return of 15% per annum in addition to the stated coupon rate of 10% per annum.

The Notes are guaranteed by Mr. Liansheng Miao, the chairman and CEO of the Company, and Yingli Power. In addition, Yingli Power pledged certain ADS of the Company as the collateral for the Notes. Upon any conversion of the Notes into shares of the Company, the collateral shares will be released based on a formula as defined in the indenture agreement. In no event is Yingli Power required to put any additional collateral shares.

Management determined that the conversion feature embedded in the Notes is required to be bifurcated and accounted for as a derivative pursuant to FASB ASC Topic 815, Derivatives and Hedging. The fair value of the conversion feature for the First Tranche as of January 16, 2009 was US$11,969 (RMB 81,538) and bifurcated from the Notes of US$20,000 (RMB 136,766) as a debt discount. The debt discount of US$11,969 (RMB 81,538) is amortized over the three-year period the Notes are expected to be outstanding as interest expense using the effective interest rate method. The fair value of the conversion feature increased to US$25,033 (RMB 170,893) as of May 18, 2009, the modification date as described below. The change of US$13,064 (RMB 89,355) in the fair value of the embedded derivative liability was recognized as a loss from revaluation of embedded derivative in the statement of operations directly.

On May 18, 2009, the Company entered into a supplemental indenture that established a limit on the number of ordinary shares the Company is obligated to issue, as well as a covenant that prohibits the Company from issuing equity at below market price, subject to certain exceptions. As a result the embedded conversion feature of the Notes discontinued derivative accounting. The fair value of the embedded conversion feature of the First Tranche of the Notes has been classified in shareholders’ equity, with amount of US$25,033 (RMB 170,893) on the date of modification.

On June 10, 2009, US$8,721 (RMB 59,596) of the First Tranche of the Notes was converted to 2,000,000 ordinary shares. In accordance with FASB ASC Topic 815-10, Derivatives and Hedging-Overall, US$4,520 (RMB 30,890), representing the relevant unamortized debt discount remaining at the date of conversion was recorded as interest expense for the year ended December 31, 2009.

At the issuance date, which is also the commitment date of the Second Tranche of the Notes, given that the market price of the ADS was far above the conversion price, all the proceeds from the Second Tranche on July 2, 2009 was recorded as beneficial conversion feature and thus credited to additional paid-in capital. The resulting

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

debt discount of US$29,449 (RMB 201,210) is amortized over 2.5 years, representing the period of the senior secured convertible note is expected to be outstanding as additional non-cash interest expense using the straight line method.

(14)	Long-term payable

In September 2009, Yingli Energy (China) Co., Ltd. (“Yingli China”), a subsidiary of the Company, and two other entities, unrelated to the Company, contributed RMB 10,000 (US$1,465), RMB60,000 (US$8,790) and RMB 40,000 (US$5,860), to establish Hainan Yingli New Energy Resources Co., Ltd. (“Hainan Yingli”), with equity interest of 50%, 30% and 20%, respectively. Through an agreement with the 30% equity owner, Yingli China is committed, within a period of three years, to purchase the 30% equity ownership at RMB 60,000 (US$8,790) plus accrued interest based on a 3-year bank borrowing rate. Any equity return distributed to the 30% equity owner prior to the purchase will be refunded to Hainan Yingli, which is exclusively for the beneficiary of Yingli China.

Hainan Yingli is determined to be a VIE. Through the agreement, Yingli China absorbs 80% of Hainan Yingli’s expected losses and receives 80% of Hainan Yingli’s expected residual returns and therefore Yingli China has determined that it is the primary beneficiary of Hainan Yingli. The financial statements of Hainan Yingli have been included in the consolidated financial statements of the Company and 20% variable interest not held by the Company is shown as noncontrolling interest. RMB 60,000 (US$8,790) cash contribution from the 30% equity owner was accounted for by the Company as a financing. An arrangement pursuant to the provisions of EITF Issue No. 00-04, Majority Owner’s Accounting for a Transaction in the share of a consolidated Subsidiary and a Derivative Indexed to the Noncontrolling interest in That Subsidiary (Included in ASC Subtopic 480-10, Distinguishing Liabilities from Equity-Overall). A liability of RMB 60,810 (US$8,910) representing the 30% equity owner’s cash contribution of RMB 60,000 (US$8,790) plus accrued unpaid interest is included in “other liabilities” in the consolidated balance sheet as of December 31, 2009. The Company’s consolidated assets do not include any collateral for the obligations of Hainan Yingli. The carrying amount of the total assets of Hainan Yingli as of December 31, 2009 was RMB 239,985 (US$35,158), none of which has been pledged or collateralized. The amount of the net assets of Hainan Yingli as of December 31, 2009 was RMB 199,565 (US$29,236). As of December 31, 2009, Hainan Yingli is in the development stage.

(15)	Income Taxes

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

Yingli Green Energy’s PRC operating subsidiaries are subject to the following EIT rates:

•	Prior to the adoption of new EIT law, Tianwei Yingli, as a foreign invested enterprise, was entitled to an exemption from state tax for two years and a 50% reduction in state tax in the subsequent three years starting

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

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

Therefore, for each of the years ended December 31, 2007 and 2008, Tianwei Yingli was fully exempt from EIT.

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

•	Yingli China was established in October 2007 and was subject to a EIT rate of 25% in 2007. In December 2008 Yingli China was recognized by the Chinese government as a “High and New Technology Enterprise” under the new EIT law. As a result, Yingli China is entitled to the preferential EIT rate of 15% from 2008 to 2010.

•	Fine Silicon Co., Ltd., acquired by the Company on January 7, 2009, was also recognized by the Chinese government as a “High and New Technology Enterprise” under the new EIT law in November 2009. As a result, Fine Silicon is entitled to the preferential EIT rate of 15% from 2009 to 2011.

•	For all other PRC subsidiaries, the EIT rate is 33%, 25%, and 25% in 2007, 2008 and 2009, respectively.

Other countries

Yingli Green Energy Europe GmbH (“Yingli Europe”) and Yingli Green Energy Greece Sales GmbH (“Yingli Greece”), two major overseas subsidiaries of the Company, are located in Germany and subject to a corporation income tax rate of 15% plus a solidarity surcharge of 5.5% on corporation income taxes and a trade income tax rate of 12.775%, resulting in an aggregate income tax rate of 28.6%.

The components of earnings (loss) before income taxes for the years ended December 31, 2007, 2008 and 2009 are as follows:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Cayman Islands	14,946	(147,336)	(654,814)	(95,931)
PRC	578,565	1,096,796	116,646	17,089
Other foreign countries	(62)	(7,922)	53,607	7,853

Total earnings (loss) before income taxes	593,449	941,538	(484,561)	(70,989)

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

Income tax expense (benefit) in the consolidated statements of operations consists of the following:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Current tax expense:
PRC	—	2,996	94,169	13,796
Other countries	—	1,486	9,253	1,356

Total current income tax expense	—	4,482	103,422	15,152

Deferred income tax expense (benefit):
PRC	12,928	(10,070)	(135,253)	(19,815)

Sub-total	12,928	(10,070)	(135,253)	(19,815)

Total income tax expense (benefit)	12,928	(5,588)	(31,831)	(4,663)

The actual income tax expense (benefit) reported on the consolidated statements of operations differs from the amounts computed by applying the PRC EIT rate of 25% in 2008 and 2009 (2007: 33%) to earnings (loss) before income taxes as a result of the following:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Computed “expected” tax expense (benefit)	195,838	235,385	(121,140)	(17,747)
Tax rate differential, preferential rate	(91,977)	(340)	22,923	3,358
Tax rate change	17,553	—	—	—
Non-PRC tax rate differential	8,530	38,975	159,333	23,342
Tax holiday	(114,853)	(275,573)	(69,218)	(10,140)
Research and development tax credit	(2,895)	(6,625)	(27,468)	(4,024)
Non-deductible expenses:
Staff welfare in excess of allowable limits		—	1,666	244
Interest expense	43	—	—	—
Entertainment expenses	—	971	1,075	157
Others	689	1,619	998	147

Actual income tax expense (benefit)	12,928	(5,588)	(31,831)	(4,663)

Without the tax holiday the Company’s net income (loss) attributable to Yingli Green Energy would have decreased (increased) by RMB 78,357, RMB 196,873 and RMB (51,226) (US$(7,505)) for the years ended December 31, 2007, 2008 and 2009, respectively. Basic and diluted earnings (loss) per share for such years would have decreased (increased) as follows:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Basic earnings (loss) per share	0.80	1.55	(0.37)	(0.05)
Diluted earnings (loss) per share	0.78	1.52	(0.37)	(0.05)

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

The principal components of the deferred income tax assets and deferred income tax liabilities are as follows:

	December 31,
	2008	2009
	RMB	RMB	US$

Gross deferred income tax assets:
Accounts receivable and prepayments to suppliers	3,925	68,886	10,092
Inventories	873	1,821	267
Employee benefits	1,886	986	144
Accrued warranty	27,474	43,350	6,351
Property, plant and equipment	1,932	11,569	1,695
Change in fair value of derivative instruments	—	7,187	1,053
Tax loss carryforwards	—	4,131	605

Total gross deferred income tax assets	36,090	137,930	20,207

Gross deferred income tax liabilities:
Property, plant and equipment	(12,611)	(12,674)	(1,857)
Intangible assets	(73,958)	(39,271)	(5,753)
Land use rights	(514)	—	—

Total gross deferred income tax liabilities	(87,083)	(51,945)	(7,610)

Net deferred income tax assets (liabilities)	(50,993)	85,985	12,597

	December 31,
	2008	2009
	RMB	RMB	US$

Current deferred income tax assets, included in prepaid expenses and other current assets	7,850	78,284	11,469
Non-current deferred income tax assets, included in other assets	28,240	15,941	2,335
Current deferred income tax liabilities, included in other current liabilities and accrued expenses	(8,534)	—	—
Non-current deferred income tax liabilities, included in other liabilities	(78,549)	(8,240)	(1,207)

Net deferred income tax assets (liabilities)	(50,993)	85,985	12,597

Tax loss carryforwards of the Company’s PRC subsidiaries amounted to RMB 33,926 as of December 31, 2009, of which RMB 8,020 and RMB 25,906 will expire if unused by December 31, 2013 and 2014, respectively.

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or utilized, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Therefore, no valuation allowance has been provided against deferred income tax assets as of December 31, 2009 and December 31, 2008. The amount of the

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

deferred income tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

The new EIT law and its relevant regulations impose a withholding income tax at 10%, unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008 and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. As of December 31, 2009, the Company has not recognized a deferred income tax liability of RMB 115,608 (US$16,937) for the undistributed earnings of RMB 1,156,084 generated by the PRC subsidiaries in 2008 and 2009 as the Company plans to indefinitely reinvest these earnings in the PRC.

The German tax law and its relevant regulations impose a withholding income tax at 26.375% for dividends distributed by a Germany-resident enterprise to its immediate holding company outside Germany. As of December 31, 2009, the Company has not recognized a deferred income tax liability of RMB 8,533 (US$1,250) for the undistributed earnings of RMB 32,354 generated by the subsidiaries in Germany.

As of January 1, 2007 and for each of the years ended December 31, 2007, 2008 and 2009, the Company did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100 (US$15). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The tax returns of the Company’s PRC subsidiaries for the tax years 2004 to 2009 are open to examination by the relevant tax authorities.

(16)	Share-Based Compensation

On December 28, 2006, the Company adopted the 2006 Stock Incentive Plan (the “Plan”). The Plan provides for both the granting of stock options and other stock-based awards such as restricted shares to key employees, directors and consultants of the Company. The Plan was subsequently amended by the Company’s board of directors and shareholders to increase the number of ordinary shares that the Company is authorized to issue. The amendment did not change any other provisions of 2006 Stock Incentive Plan. As of December 31, 2009, the Company is authorized to issue under the 2006 Stock Incentive Plan 12,745,438 shares. Among these shares, up to 2,715,243 shares may be issued for the purposes of granting awards of unvested shares and up to 10,030,195 shares may be issued for the purpose of granting stock option.

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

Share-based compensation expense with respect to the unvested shares was measured based on the estimated fair value of the Company’s ordinary shares at the date of grant of US$4.96 and is recognized on a straight-line basis

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

over the five-year period. The estimated fair value of the ordinary shares on the date of the above grant was determined by management with reference to the issuance price of the Series B Preferred Shares since there was no existence of a public or active market of the Company’s ordinary shares and the Series B Preferred Shares convert to ordinary shares on a one to one basis. Further, the estimated per ordinary share fair value of US$4.96 approximated the issuance price of the Series B Preferred Shares of US$4.835 issued in December 2006 and January 2007, which was negotiated and agreed between the Company and a group of third party investors on an arm’s length basis.

In April, 2007, the Board of Directors of the Company approved the granting of 30,000 and 15,000 non-vested shares to one executive and one third-party consultant, respectively. Share-based compensation expense with respect to the unvested shares granted to the employee was measured based on the estimated stock issuance price of the Company’s IPO of US$11 at the date of grant and is recognized on a straight-line basis over the five-year period. The Company granted unvested shares to the consultant in exchange for certain services to be provided. The Company accounts for equity instrument issued to non-employee vendors in accordance with the provisions of FASB ASC Topic 505-50, Equity-based Payments to Non-employees (“ASC Topic 505-50”) under the fair value method. The measurement date of the fair value of the equity instrument issued is the date on which the consultant’s performance is completed. Prior to the measurement date, the equity instruments are measured at their then-current fair values at each of the reporting dates. Share-based expense recognized over the service period is adjusted to reflect changes in the fair value of the Company’s ordinary shares between the reporting periods up to the measurement date.

In February 2009, the Board of Directors of the Company approved the granting of 24,000 non-vested shares to two executives and two employees.

A summary of the non-vested restricted share activity for the years ended December 31, 2007, 2008 and 2009 is as follows:

	Number of Non-	Grant Date Weighted
	Vested Shares	Average Fair Value

Outstanding as of December 31, 2006	—		—
Granted	2,621,060	US$	5.22
Outstanding as of December 31, 2007	2,621,060	US$	5.22
Vested	(524,212)	US$	5.22

Outstanding as of December 31, 2008	2,096,848	US$	5.22
Granted	24,000	US$	3.89
Vested	(530,212)	US$	5.24
Forfeited	(31,344)	US$	9.59

Outstanding as of December 31, 2009	1,559,292	US$	5.10

Exercisable as of December 31, 2009	523,764	US$	4.27

The total fair value of the restricted shares vested for the years ended December 31, 2007, 2008 and 2009 is nil, US$2,736 and US$2,778, respectively.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

The amount of compensation cost recognized for restricted shares for the years ended December 31, 2007, 2008 and 2009 is as follows:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Cost of revenues	1,179	1,192	1,113	163
Selling expenses	788	747	724	106
General and administrative expenses	17,433	15,684	16,712	2,448
Research and development expenses	—	730	205	30

Total compensation cost recognized for restricted shares	19,400	18,353	18,754	2,747

Stock options

A summary of stock options activity for the years ended December 31, 2007, 2008 and 2009 is as follows:

				Weighted
		Weighted		Average
	Number of	Average		Remaining	Aggregate
	Stock	Exercise		Contractual	Intrinsic
	Options	Price		Term	Value

Outstanding as of December 31, 2006	610,929	US$	2.10
Granted	815,700	US$	23.65
Exercised	—		—
Forfeited or expired	—		—
Outstanding as of December 31, 2007	1,426,629	US$	14.42

Granted	2,979,584	US$	8.48
Exercised	—		—
Forfeited or expired	(43,000)	US$	19.37

Outstanding as of December 31, 2008	4,363,213	US$	10.32

Granted	503,000	US$	6.65
Exercised	(159,417)	US$	4.16		(US$	1,857)
Forfeited or expired	(147,557)	US$	7.16

Outstanding as of December 31, 2009	4,559,239	US$	10.23	8.41 years	US$	37,067

Exercisable as of December 31, 2009	1,621,063	US$	10.39	8.09 years	US$	13,387

The weighted average option fair value of US$10.78 per share or an aggregate of US$15,376 on the date of grant during the year ended December 31, 2007, the weighted average option fair value of US$7.12 per share or an aggregate of US$31,080 on the date of grant during the year ended December 31, 2008, and the weighted average option fair value of US$6.87 per share or an aggregate of US$32,419 on the date of grant during the year ended

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

December 31, 2009 were determined based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	Year Ended December 31,
	2007	2008	2009

Expected volatility	65%	67%	73%
Expected dividends yield	0%	0%	0%
Expected term	6.23 years	6.19 years	5.96 years
Risk-free interest rate (per annum)	4.70%	4.34%	3.58%
Estimated fair value of underlying ordinary shares (per share)	US$24.57	US$8.48	US$4.51

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

The total fair value of the stock options vested for the years ended December 31, 2007, 2008 and 2009 is US$582, and US$3,889 and US$7,628, respectively.

The Company accounts for stock options in accordance with FASB ASC Topic 718, Compensation - Stock Compensation (“ASC Topic 718”) by recognizing compensation cost based on the grant-date fair value over the period during which an employee is required to provide service in exchange for the award. No income tax benefit was recognized in the statement of operations for these share options as such compensation expenses are not deductible for PRC tax purposes. The amount of compensation cost recognized for stock options for the years ended December 31, 2007, 2008 and 2009 is as follows:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Cost of revenues	—	1,448	2,562	375
Selling expenses	965	7,807	8,839	1,295
General and administrative expenses	7,349	30,874	44,157	6,469
Research and development expenses	—	2,071	1,715	251

Total compensation cost recognized for stock options	8,314	42,200	57,273	8,390

As of December 31, 2009, US$22,251 of unrecognized compensation expense related to stock options and unvested shares are expected to be recognized over a weighted average period of approximately 2.30 years.

(17)	Redeemable Convertible Preferred Shares

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

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

ordinary shares and received aggregate proceeds of US$1,426. On June 13, 2007, upon completion of the IPO, 8,081,081 Series A Preferred Shares were converted into 8,081,081 ordinary shares.

The Series A Warrant and Series A Preferred Shares were recorded at their relative fair value of US$211 and US$16,799, respectively, in aggregate or US$0.31 and US$2.08, respectively, on a per share basis. The relative fair value of the Series A Warrant was recorded as a discount to the issuance price of the Series A Preferred Shares and a corresponding increase to additional paid-in capital. The Company determined that there was no embedded beneficial conversion feature attributable to the Series A Preferred Shares at the commitment date, since US$2.08, the effective conversion price of each of the Series A Preferred Shares, was greater than US$2.04, the fair value of each of the Company’s ordinary shares. The estimated fair value of the underlying Series A preferred shares at the commitment date was determined by management, supplemented by the forecasted profitability and cash flows of the Company’s business. The fair value of the Series A Warrant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield of 0%, expected volatility rate of 58%, risk-free interest rate of 5.04%, exercise price of US$2.10, and an expected term of 0.59 years. The estimated fair values of the underlying ordinary shares at the commitment date was determined by management, supplemented by the forecasted profitability and cash flows of the Company’s business.

The Series A Preferred Shares were redeemable for cash at the option of the majority of the holders at any time after September 28, 2009, at a redemption price of US$22,134 equal to the Series A Preferred Shares issuance price plus 12% per annum. Consequently, the Series A Preferred Shares were classified outside of permanent equity of the Company. The accretion from Series A Preferred Shares’ initial carrying value to the Series A Preferred Shares’ redemption value was reflected as a reduction to earnings to arrive at net income applicable to ordinary shareholders in the accompanying consolidated statements of operations and amounted to US$476 and US$830 for the period August 7, 2006 to December 31, 2006 and the year ended December 31, 2007, respectively.

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

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

2007, the Company issued 105,603 additional Series B Warrants. The Series B Warrant and Series B Preferred Shares were recorded at their relative fair value of US$44 and US$4,456, respectively, in aggregate or US$0.42 and US$4.79, respectively, on a per share basis.

The estimated fair values of the Series B Preferred Shares issued in December 2006 and January 2007 was determined by management, supplemented by the forecasted profitability and cash flows of the Company’s business. The fair value of the Series B Warrant was estimated on the date of grant using the Black-Scholes option-pricing model based on the following assumptions: expected dividend yield of 0%, expected volatility rate of 47%, risk-free interest rate of 5.05% and expected term of 0.3 years. The resulting amount was then discounted by 90% to take into account management’s estimation and probability of the warrants not being exercised since the warrants are automatically cancelled upon the conversion of the Shareholder Loan into Tianwei Yingli’s registered capital. The relative fair value of the Series B Warrant was recorded as a discount to the issuance price of the Series B Preferred Share and a corresponding increase to additional paid-in capital. The Company has determined that there was no embedded beneficial conversion feature attributable to the Series B Preferred Shares that were issued with warrants at the commitment date, since US$4.79, the effective conversion price of the Series B Preferred Shares, was greater than US$4.74, the fair value of the Company’s ordinary shares. The estimated fair value of the underlying ordinary shares at the commitment date was determined by management, supplemented by the forecasted profitability and cash flows of the Company’s business.

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

The Series B Preferred Shares are redeemable for cash at the option of the majority of the holders at any time after September 28, 2009, at a redemption price of US$160,480 equal to the Series B Preferred Shares issuance price plus 12% per annum. Consequently, the Series B Preferred Shares are classified outside of permanent equity of the Company. The accretion from Series B Preferred Share’s initial carrying value to the Series B Preferred Shares’ redemption value is reflected as a reduction to earnings to arrive at net income applicable to ordinary shareholders in the accompanying consolidated statement of operations and amounted to US$408 and US$6,049 for the period August 7, 2006 to December 31, 2006 and the year ended December 31, 2007, respectively.

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

(18)	Earnings per share

Basic and diluted earnings per share

Basic earnings per share and diluted earnings per share have been calculated in accordance with ASC Topic 260, Earnings Per Share, for years ended December 31, 2007, 2008 and 2009 as follows:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Numerator:
Net income (loss) available to ordinary shares	387,909	653,826	(531,595)	(77,880)
Accretion to Series A and B preferred shares redemption value	(53,151)	—	—	—
Earnings allocated to participating preferred shareholders	(43,722)	—	—	—
Numerator for basic earnings per share	291,036	653,826	(531,595)	(77,880)
Numerator for diluted earnings per share	291,036	653,826	(531,595)	(77,880)
Denominator:
Denominator for basic earnings per share — Weighted-average ordinary shares outstanding	97,444,766	127,419,040	138,759,177	138,759,177
Series A Preferred Share Warrant	191,544	—	—	—
Series B Preferred Share Warrant	1,087,818	—	—	—
Stock options	439,870	462,386	—	—
Restricted shares	1,859,069	1,612,959	—	—
Denominator for diluted earning per share	101,023,067	129,494,385	138,759,177	138,759,177
Basic earnings (loss) per share	2.99	5.13	(3.83)	(0.56)
Diluted earnings (loss) per share	2.88	5.05	(3.83)	(0.56)

For the year ended December 31, 2007, net income, after deducting accretion to holders of preferred shareholders, has been allocated to the ordinary share and preferred shares based on their respective rights to share in dividends.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

The following table summarizes potential common shares outstanding excluded from the calculation of diluted earnings (loss) per share for the years ended December 31, 2007, 2008 and 2009, because their effect is anti-dilutive:

	Year Ended December 31,
	2007	2008	2009

Shares issuable upon conversion of mandatory convertible bonds payable to Yingli Power	5,340,088	—	—
Shares issuable upon exercise of warrants	2,068,252	—	—
Shares issuable pursuant to convertible senior notes	3,974,659	3,974,659	3,974,659
Shares issuable pursuant to senior secured convertible notes	—	—	9,340,967
Shares issuable under stock options and restricted shares	715,000	3,637,284	6,118,531
Shares issuable upon exercise of ADM warrants	—	—	4,125,000

Baoding Tianwei Baobian Electric Co., Ltd. (“Tianwei Baobian”), an related entity, held 25.99% equity interest inTianwei Yingli. Under a Sino-foreign equity joint venture company contract with Tianwei Baobian, the Company granted to Tianwei Baobian a right to subscribe for newly issued ordinary shares of the Company in exchange for all but not part of Tianwei Baobian’s equity interest in Tianwei Yingli. Tianwei Baobian may exercise this subscription right after certain conditions are satisfied following the complietion of the Company’s IPO. Tianwei Baobian’s subscription rights to subscribe for newly issued ordinary shares of the Company in exchange for all but not part of Tianwei Baobian’s equity interest in Tianwei Yingli did not have an effect on earnings per share as these rights are contingent on the fulfillment of certain conditions in the future.

(19)	Related-Party Transactions

For the years presented, in addition to the transaction described in Note 8 and Note 21, the principal related party transactions and amounts due from and due to related parties are summarised as follows:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Sales of products to related parties (note(a))	6,136	16,498	49,144	7,200
Purchase of raw materials from related parties (note(b))	208,512	980,088	771,158	112,975

	December 31,
	2008	2009
	RMB	RMB	US$

Accounts receivable from related parties (note(a))	23,024	76,592	11,221
Prepayments to related party suppliers (note(b))	50,128	223,142	32,690
Other amounts due from related parties (note(c))	4,059	3,992	585

Total due from related parties	77,211	303,726	44,496

Amounts due to related parties (note(b))	(8,864)	(20,182)	(2,957)
Dividends payable (note(d))	(10,956)	(10,956)	(1,605)

Total due to related parties	(19,820)	(31,138)	(4,562)

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

Notes:

(a)	The Company sold raw material of RMB 2,697 to a company that has an equity shareholder who is a member of the Company’s senior management for the year ended December 31, 2007. The Company sold PV modules of RMB 3,439 and RMB 2,854 (US$418) to its affiliate, Tibetan Yingli, for the year ended December 31, 2007 and 2009. The Company primarily sold PV systems of RMB 15,826 to a subsidiary of Yingli Group for the year ended December 31, 2008. The Company sold raw materials and PV modules of RMB 8,401 (US$1,231) and RMB 28,187 (US$4,130) to two subsidiaries of Yingli Group for the year ended December 31, 2009, respectively. The Company sold PV modules of RMB 4,007 (US$587) to an entity whose equity shareholder is a noncontrolling interest holder of the Company’s foreign subsidiary in 2009. Further, the Company sold PV cells of RMB 5,695 (US$834) to an entity whose parent company’s controlling shareholder is a direct relative of the general manager of Yingli Beijing for the year ended December 31, 2009.

(b)	The Company purchased raw materials of RMB 41,784, RMB 9,959 and RMB 8,426 from the subsidiaries of Yingli Group, a subsidiary of Baoding Tianwei Group Co., Ltd. (“Tianwei Group”) and Dongfa Tianying, respectively, for the year ended December 31, 2007. The Company purchased raw materials of RMB 83,149, RMB 14,268 and RMB 23,646 from the subsidiaries of Yingli Group, a subsidiary of Tianwei Group and Dongfa Tianying, respectively, for the year ended December 31, 2008. Further, the Company purchased raw materials of RMB 250,054 (US$36,633), RMB 16,949 (US$2,483) and RMB 4,102 (US$601) from the subsidiaries of Yingli Group, a subsidiary of Tianwei Group and Dongfa Tianying, respectively for the year 2009. The Company purchased polysilicon of RMB 148,343, RMB 444,601 and RMB 14,101(US$2,067) from an entity whose director is a member of the Company’s senior management for the year ended December 31, 2007, 2008 and 2009, respectively. The Company imported the polysilicon of RMB 411,828 and RMB 475,178 (US$69,614) from an entity whose equity shareholder is a noncontrolling interest holder of the Company’s foreign subsidiary in 2008 and 2009, respectively. Further, the Company purchased raw materials of RMB 2,596 and RMB 10,774 (US$1,578) from an entity whose parent company’s controlling shareholder is a direct relative of the general manager of Yingli Beijing for the year ended December 31, 2008 and 2009, respectively.

For the year ended December 31, 2009, the Company borrowed RMB 100,000 (US$14,650) from Yingli Group and repaid the full amount in 2009. The loan is interests free.

(c)	Other amounts due from related parties mainly represent the loans and advances to Yingli Group and its subsidiary. These amounts were interest-free and repayable on demand.

(d)	Dividends payable represents dividends payable of RMB 10,956 (US$1,605) to Tianwei Baobian. The amount is interest free and due on demand.

(20)	Capital Commitments

As of December 31, 2009, commitments outstanding for the purchase of property, plant and equipment approximated RMB 617,689 (US$90,492).

As of December 31, 2009, commitments outstanding for the purchase of polysilicon approximated RMB 4,852,054 (US$710,830).

Under the multi-year supply agreements, the Company is only obligated to pay the supplier for the purchase price of polysilicon after the Company orders and takes delivery of the goods supplied. None of the Company’s supply agreements are structured as “take or pay” agreements.

(21)	Net Assets Purchase

In November 2008, the Company paid a deposit of RMB 170,980 for its acquisition of 100% of Cyber Power which is a development stage enterprise with plans to begin production of solar-grade polysilicon in 2010 and was controlled at that time by a related party, Mr. Liansheng Miao, Chairman and Chief Executive Officier of the

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

Company. On January 7, 2009, the Company completed the 100% acquisition of Cyber Power for a total consideration of RMB544,247, including acquisition cost of RMB 13,507.

Cyber Power, a development stage exterprise, was yet to have output or processes in place to create outputs as of the acquisition date. Thus, the acquired assets and liabilities did not constitute a business within the meaning of ASC Topic 805, Business Combinations. Therefore, the Company did not account for the acquisition of Cyber Power’s assets and liabilities as a business combination. The acquisition cost represented the fair value of the acquired assets and liabilities, which approximated their carrying amounts recognized by Cyber Power. The assets and liabilities acquired by the Company are recognized at their relative fair values, as follows:

RMB

Assets acquired:
Property, plant and equipment	642,250
Land use rights	78,770
Other assets	116,236

Total assets acquired	837,256
Liabilities assumed:
Accounts payable	266,243
Other liabilities	26,766

Total liabilities assumed	293,009

(22)	Goodwill and Other Intangible Assets

(a)	Goodwill

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

Goodwill arose resulting from the Company’s acquisition of noncontrolling interest in both Tianwei Yingli (as described below) and Chengdu Yingli. Goodwill is not deductible for tax purposes. The following table sets forth the changes in goodwill for the years ended December 31, 2007, 2008 and 2009:

RMB

Balances as of December 31, 2006	3,985

Acquisition of additional equity interest in Tianwei Yingli	23,588
Acquisition of additional equity interest in Chengdu Yingli	283

Balances as of December 31, 2007	27,856

Acquisition of additional equity interest in Tianwei Yingli	245,810

Balances as of December 31, 2008	273,666

Balances as of December 31, 2009	273,666

US$	40,092

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

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

On November 20, 2006, December 18, 2006, June 25, 2007 and March 14, 2008, the Company made equity contributions of RMB 130,940, RMB 484,840, RMB 908,600 and RMB 1,750,840 into Tianwei Yingli, respectively, which increased the Company’s equity interest in Tianwei Yingli to 53.98%, 62.13%, 70.11% and 74.01%, accordingly. The acquisitions of the noncontrolling interest were accounted for by the Company using the purchase method of accounting.

The following table summarizes the purchase price allocated to the fair value of the Company’s share of the net assets acquired at acquisition dates:

	November 20,	December 18,	June 25,	March 14,
	2006	2006	2007	2008
	RMB	RMB	RMB	RMB

Total cash consideration	130,940	484,840	908,600	1,750,840
Less: Ownership interest in cash consideration	(70,681)	(301,232)	(637,019)	(1,295,797)

Net cash consideration	60,259	183,608	271,581	455,043

Net tangible assets acquired (excluding deferred income taxes)	11,514	34,345	96,324	111,096
Deferred income tax liabilities, net	(3,622)	(11,537)	(16,084)	(19,643)
Identifiable intangible assets:
Trademarks	5,044	10,554	28,019	14,055
Technical know-how	25,432	82,177	51,301	46,066
Customer relationships	7,141	15,485	23,395	20,650
Order backlog	2,268	9,683	6,624	4,699
Short-term supplier contracts	2,761	1,542	—	—
Long-term supplier contracts	5,736	41,360	58,414	32,310
Goodwill	3,985	—	23,588	245,810

Purchase price allocated	60,259	183,608	271,581	455,043

The purchase price allocation for the acquisitions is determined by the management, with reference to their experience in photovoltaic manufacturing business in the PRC.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(b)	Intangible assets

As of December 31, 2008 and 2009, the Company’s intangible assets related to the Company’s acquisitions of equity interest in Tianwei Yingli and technical know-how contributed by a noncontrolling interest holder of a subsidiary of the Company, and consisted of the followings:

	December 31, 2008
	Weighted Average	Gross Carrying	Accumulated
	Amortization Period	Amount	Amortization	Intangibles, Net
	Years	RMB	RMB	RMB	US$

Trademark	Indefinite	57,672	—	57,672	8,453
Technical know-how	5.6	204,976	(58,396)	146,580	21,485
Customer relationship	5.8	66,671	(16,960)	49,711	7,286
Order backlog	1.3	23,274	(22,294)	980	144
Short-term supplier agreements	0.5	4,303	(4,303)	—	—
Long-term supplier agreements	9.0	137,820	—	137,820	20,201

Total		494,716	(101,953)	392,763	57,569

	December 31, 2009
	Weighted
	Average	Gross
	Amortization	Carrying	Accumulated
	Period	Amount	Amortization	Impairment	Intangibles, Net
	Years	RMB	RMB	RMB	RMB	US$

Trademark	Indefinite	57,672	—	—	57,672	8,449
Technical know-how	5.7	207,602	(95,574)	—	112,028	16,412
Customer relationship	5.8	66,671	(28,545)	—	38,126	5,586
Order backlog	1.3	23,274	(23,274)	—	—	—
Short-term supplier agreements	0.5	4,303	(4,303)	—	—	—
Long-term supplier agreements	9.0	137,820	(6,643)	(131,177)	—	—

Total		497,342	(158,339)	(131,177)	207,826	30,447

Technical know-how represents self-developed technologies, which were feasible at the acquisition date and technologies contributed by a noncontrolling interest holder of a subsidiary of the Company. These technologies included the design and configuration of the Company’s PV manufacturing line, manufacturing technologies and process for high efficiency silicon solar cells and provision of innovations for continuous improvement of cell efficiencies and manufacturing cost reduction. Management estimated that the economic useful life of technical know-how by taking into consideration of the remaining life cycle of the current manufacturing technologies.

Management estimated the useful life of the customer relationships based primarily on the historical experience of the Company’s customer attrition rate and management estimated sales to these customers in future years. The straight-line method of amortization has been adopted as the pattern in which the economic benefit of the customer relationship are used, cannot be reliably determined. Order backlog represented several unfulfilled sales agreements where delivery of goods was scheduled through March 2009.

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

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

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

The impairment of intangible assets related to long-term supply agreements arising from the aforementioned step-up acquisitions of Tianwei Yingli. Due to the continuous decrease in the price of polysilicon, the Company recognized an impairment loss of RMB 131,177 (US$19,218) to reflect the difference between the carrying amount and the fair value of the intangible assets for the year ended December 31, 2009.

The aggregated amortization expense for intangible assets for the years ended December 31, 2007, 2008 and 2009 is as follows:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Cost of revenues
Short-term supplier agreements	3,586	—	—	—
Long-term supplier agreements	—	—	6,643	973
Selling expenses
Customer relationship	5,898	10,843	11,585	1,697
Order back-log	11,279	10,632	979	143
General and administrative expenses
Technical know-how	22,599	34,870	37,179	5,447

Total amortization expense	43,362	56,345	56,386	8,260

As of December 31, 2009, the estimated amortization expense for the next five years is as follows:

December 31,
RMB

2010	48,720
2011	48,720
2012	47,574
2013	3,916
2014	287

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(23)	Geographic Revenue Information

The following summarizes the Company’s revenue from the following geographic areas (based on the location of the customer):

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$

Europe:
- Germany	889,036	3,118,713	4,575,675	670,340
- Spain	2,606,125	3,041,767	431,520	63,218
- France	556	291,814	99,915	14,638
- Italy	292,836	95,237	445,861	65,319
- Belgium	2,507	58,716	163,091	23,893
- Holand	—	—	348,710	51,086
- Czech	814	—	174,405	25,551
- Cyprus	—	—	162,064	23,743
- Others	3,040	26,899	91,402	13,390

Subtotal — Europe	3,794,914	6,633,146	6,492,643	951,178

PRC (excluding HK SAR, Macau and Taiwan)	61,098	186,488	328,505	48,126
HK SAR	103,794	—	56,862	8,330
United States of America	36,182	127,743	147,383	21,592
Japan	55,949	309,421	1,819	266
South Korea	2,045	287,193	218,135	31,957
Other countries	5,347	9,024	9,522	1,395

Total gross revenue	4,059,329	7,553,015	7,254,869	1,062,844
Sales tax and surcharge	(6)	—	—	—

Total net revenues	4,059,323	7,553,015	7,254,869	1,062,844