Form 20-F
period 2010-12-31
YINGLI GREEN ENERGY HOLDING CO LTD
filed 2011-05-11
CIK 1394029

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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

Zongwei Li
Telephone: (86 312) 8929-700
Facsimile: (86 312) 8929-800
No. 3055 Middle Fuxing Road
Baoding 071051, People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Ordinary Shares, par value US$0.01 per share American Depositary Shares, each representing one Ordinary Share	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 156,205,313 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  ☑ Yes     ☐ No

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

ANNUAL REPORT ON FORM 20-F

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report to:

•	‘‘€”and “Euro” are to the legal currency of the member states of the European Union that adopted such currency as their single currency in accordance with the Treaty Establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7, 1992);

•	“US$” and “U.S. dollars” are to the legal currency of the United States;

•	“ADRs” are to the American depositary receipts, which, if issued, evidence our ADSs;

•	“ADSs” are to the American depositary shares, each representing one ordinary share, par value US$0.01 per share, of our company;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“convertible senior notes” are to our zero coupon convertible senior notes due 2012;

•	“RMB” and “Renminbi” are to the legal currency of the PRC;

•	“shares” and “ordinary shares” are to our ordinary shares, par value US$0.01 per share; and

•	“we,” “us” “our” and “our company” refer to Yingli Green Energy Holding Company Limited, a company incorporated in the Cayman Islands, all direct and indirect consolidated subsidiaries of Yingli Green Energy Holding Company Limited, and our predecessor, Baoding Tianwei Yingli New Energy Resources Co., Ltd., or Tianwei Yingli, and its consolidated subsidiary, unless the context otherwise requires or as otherwise indicates.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

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

The selected consolidated statement of operations data (other than ADS data) and other consolidated financial data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report.

The selected consolidated statement of operations data (other than ADS data) and other consolidated financial data for the period from August 7, 2006 (date of inception) through December 31, 2006, the year ended December 31, 2007, and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 have been derived from our audited consolidated financial statements (as adjusted to reflect our adoption of ASC Topic 810-10, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”) not included in this annual report. The selected consolidated statement of operations data and other consolidated financial data for the period from January 1, 2006 through September 4, 2006 and have been derived from the audited consolidated financial statements of our predecessor, Tianwei Yingli (as adjusted to reflect our adoption of ASC Topic 810-10, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”), not included in this annual report.

The consolidated financial statements of each of Yingli Green Energy and Tianwei Yingli have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	Predecessor	Yingli Green Energy
	For the	For the
	Period from	Period from
	January 1,	August 7,
	2006 through	2006 through
	September 4,	December 31,	For the Year Ended December 31,
	2006	2006	2007	2008	2009	2010
	(In thousands	(In thousands, except share, ADS, per share and per ADS data)
	of RMB)
		RMB	RMB	RMB	RMB	RMB	US$

Consolidated Statement of Operations Data
Net revenues	883,988	754,793	4,059,323	7,553,015	7,254,869	12,499,987	1,893,937
Gross profit	282,413	189,862	1,040,604	1,767,216	1,714,373	4,152,785	629,210
Income from operations	234,631	132,288	679,543	1,153,300	318,550	2,780,598	421,303
Interest expense	(22,441)	(25,789)	(65,945)	(162,131)	(376,336)	(438,011)	(66,365)
Foreign currency exchange gains (losses)	(3,406)	(4,693)	(32,662)	(66,286)	38,389	(338,216)	(51,245)
Loss on debt extinguishment	—	(3,908)	—	—	(244,744)	—	—
Loss from revaluation of embedded derivative	—	—	—	—	(231,345)	—	—
Income tax benefit (expense)(6)	(22,546)	(22,968)	(12,928)	5,588	31,831	(333,466)	(50,524)
Loss (earnings) attributable to the noncontrolling interests	76	(45,285)	(192,612)	(293,300)	(78,865)	(311,257)	(47,160)
Net income (loss) attributable to Yingli Green Energy(1)(6)	186,223	30,017	387,909	653,826	(531,595)	1,386,776	210,119
Net income (loss) applicable to Yingli Green Energy’s ordinary shareholders(6)		23,048	334,758	653,826	(531,595)	1,386,776	210,119
Basic earnings (loss) per share applicable to ordinary shareholders(1)(2)(6)		0.36	2.99	5.13	(3.83)	9.15	1.39
Diluted earnings (loss) per share applicable to ordinary shareholders(1)(2)(6)		0.36	2.88	5.05	(3.83)	8.86	1.34
Basic earnings (loss) per ADS(1)(2)(6)		0.36	2.99	5.13	(3.83)	9.15	1.39
Diluted earnings (loss) per ADS(1)(2)(6)		0.36	2.88	5.05	(3.83)	8.86	1.34
Weighted average ordinary shares and ADSs outstanding
Basic		56,510,959	97,444,766	127,419,040	138,759,177	151,542,518	151,542,518
Diluted		56,905,878	101,023,067	129,494,385	138,759,177	156,558,197	156,558,197

	Predecessor	Yingli Green Energy
	For the Period	For the Period
	from	from
	January 1,	August 7,
	2006 through	2006 through	For the Year
	September 4,	December 31,	Ended December 31,
	2006	2006	2007	2008	2009	2010
	(In percentages)

Other Consolidated Financial Data
Gross profit margin(3)	31.9%	25.2%	25.6%	23.4%	23.6%	33.2%
Operating profit margin(3)	26.5%	17.5%	16.7%	15.3%	4.4%	22.2%
Net profit(loss) margin(3)	21.1%	4.0%	9.6%	8.7%	(7.3%)	11.1%

	As of December 31,
	2006	2007	2008	2009	2010
	(In thousands	(In thousands	(In thousands	(In thousands	(In thousands	(In thousands
	of RMB)	of RMB)	of RMB)	of RMB)	of RMB)	of US$)

Consolidated Balance Sheet Data
Cash	78,455	961,077	1,108,914	3,248,086	5,856,132	887,293
Accounts receivable, net	281,921	1,240,844	1,441,949	1,750,898	1,909,319	289,291
Inventories	811,746	1,261,207	2,040,731	1,665,021	2,524,956	382,569
Prepayments to suppliers	134,823	1,056,776	774,014	329,457	573,937	86,960
Total current assets	1,722,295	5,072,908	6,061,133	7,956,475	12,907,061	1,955,615
Long-term prepayments to suppliers	226,274	637,270	674,164	678,311	504,326	76,413
Property, plant and equipment, net	583,498	1,479,829	3,385,682	6,573,851	9,933,956	1,505,145
Total assets	2,813,461	7,657,579	11,067,796	16,257,105	24,188,494	3,664,924
Short-term bank borrowings, including current portion of long-term bank debt(4)	267,286	1,261,275	2,044,200	3,501,027	5,857,878	887,557
Convertible senior notes	—	—	—	1,291,843	—	—
Total current liabilities	649,002	1,519,577	2,829,419	6,939,388	9,782,978	1,482,269
Senior secured convertible notes	—	—	—	100,139	83,213	12,608
Long-term bank debt, excluding current portion	—	—	662,956	752,809	2,496,482	378,255
Total liabilities(6)	1,339,878	2,859,346	4,895,526	8,071,246	13,914,878	2,108,314
Ordinary shares	4,745	9,884	9,922	11,363	11,881	1,800
Noncontrolling interests	387,716	754,799	1,395,151	1,550,785	1,922,744	291,325
Total shareholders’ equity	1,473,583	4,798,233	6,172,270	8,185,859	10,273,616	1,556,610

	For the Year Ended December 31,
	2006	2007	2008	2009	2010

Consolidated Operating Data
PV modules sold (in megawatts)(5)	51.3	142.5	281.5	525.3	1,061.6

(1)	Commencing January 1, 2007, one of our principal operating subsidiaries, Tianwei Yingli, began enjoying certain exemptions from income tax. Prior to January 1, 2007, there was no tax exemption in place.

The net income (loss) attributable to Yingli Green Energy effects and basic and diluted earnings (loss) per share effects of the tax holiday for the years ended December 31, 2007, 2008, 2009 and 2010 are as follows:

	For the Year Ended December 31,
	2007	2008	2009	2010
	RMB	RMB	RMB	RMB	US$
	(In thousands, except per share data)

Net income (loss) attributable to Yingli Green Energy	78,357	196,873	(51,226)	94,632	14,338
Basic earnings (loss) per share	0.80	1.55	(0.37)	0.62	0.09
Diluted earnings (loss) per share	0.78	1.52	(0.37)	0.59	0.09

(2)	Tianwei Yingli, our predecessor, is not a share-based company and had no outstanding shares for the periods presented, and therefore, we have not presented earnings per share for Tianwei Yingli.

(3)	Gross profit margin, operating profit margin and net profit(loss) margin represent gross profit, operating profit and net profit or loss attributable to Yingli Green Energy, respectively, divided by net revenues.

(4)	Includes loans guaranteed or entrusted by related parties, which amounted to RMB 233.0 million, RMB 470.2 million, nil, RMB 370.0 million and RMB 1,647.2 million (US$249.6 million), as of December 31, 2006, 2007, 2008, 2009 and 2010, respectively.

(5)	PV modules sold for a given period represents the total PV modules, as measured in megawatts, delivered to customers under the then effective supply contracts during such period.

(6)	Our previously reported unaudited 2010 financial results and the fourth quarter 2010 financial results have been revised to reflect an additional deferred tax liability of RMB 32.4 million (US$4.9 million), which resulted in a decrease in net income attributable to Yingli Green Energy from RMB 1,419.2 million (US$215.0 million) to RMB 1,386.8 million (US$210.1 million) for the year ended December 31, 2010 and from RMB 554.4 million (US$84.0 million) to RMB 522.0 million (US$79.1 million) for the fourth quarter ended December 31, 2010.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB 6.6000 to US$1.00, the noon buying rate in effect as of December 31, 2010. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On May 6, 2011, the noon buying rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board was RMB 6.4925 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate(1)
Period	Period End	Average(2)	High	Low
	(RMB per US$1.00)

2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9192	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
November	6.6670	6.6558	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5843	6.6017	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483
April	6.4900	6.5267	6.5477	6.4900
May (through May 6, 2011)	6.4925	6.4931	6.4955	6.4920

(1)	Source: Federal Reserve Bank of New York for 2008 and prior periods and H.10 weekly statistical release of the Federal Reserve Board for January 2009 and later periods.

(2)	Annual averages are calculated by averaging exchange rate on the last business day of each month or the elapsed portion thereof during the relevant period. Monthly averages are calculated using the average of the daily rates during the relevant period.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

Risks Related to Us and the PV Industry

Adverse economic conditions in our target markets as well as an increased supply of PV modules has had and may continue to have a material adverse effect on our profitability and results of operations.

Demand for our products substantially depends on the general economic conditions in our target markets. The economies of many countries around the world, including those in our target markets, experienced a period of slow economic growth and adverse credit market conditions as a result of the global financial crisis in 2008 and 2009. As PV system projects generally require significant upfront capital expenditures, our customers have historically relied on financing for the purchase of our products. As a result of weakened macroeconomic conditions and in particular the adverse credit market conditions, our customers experienced difficulty in obtaining financing on attractive terms or at all. As a result, the growth in demand for PV modules has declined significantly since the fourth quarter of 2008. Although the credit market conditions have improved since the second quarter of 2009, which has contributed to an overall increase in the demand for our products, we cannot assure you that demand for our PV modules will continue to increase or remain at its current level, or such demand will not decline again in the future.

In addition, the supply of PV modules has increased due to production capacity expansion by PV module manufacturers worldwide in recent years which, together with weakened demand for PV modules, resulted in a decline of prices of PV modules beginning in the fourth quarter of 2008. The average selling price of our PV modules decreased significantly since the fourth quarter of 2008. While we have achieved cost savings through vertical integration, economies of scale and technological improvements, the decrease in the average selling price of our PV modules primarily caused our gross profit margin to decrease significantly from 24.1% in the third quarter of 2008 to 14.8% in the fourth quarter of 2008. As the demand for our products increased along with the improved macroeconomic environment and due to our continuing efforts to achieve additional cost savings, we were able to improve our gross profit margin from 23.6% in 2009 to 33.2% in 2010. However, there can be no assurance that the demand for our products will continue to increase or remain at the current level in the near future or our cost saving efforts will continue to improve our profitability or prevent our profit margin from further declining under the current macroeconomic conditions. If we experience declines in demand for our products or decreases in the average selling price of our PV modules again in the future, our financial condition and results of operation could be materially and adversely affected.

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

Demand for our products substantially depends on government incentives aimed to promote greater use of solar power. In many countries in which we are currently or intend to become active, the PV markets, particularly the market for “on-grid” PV systems, would not be commercially viable without government incentives. This is because the cost of generating electricity from solar power currently exceeds the cost of generating electricity from conventional or non-solar renewable energy sources.

The scope of the government incentives for solar power depends, to a large extent, on political and policy developments in a given country related to environmental, economic or other concerns, which could lead to a significant reduction in or a discontinuation of the support for renewable energy sources in such country. For example, in 2008, Spain set a cap of 500 megawatts for feed-in tariffs for solar power in 2009, and, in 2010, Spain announced its plan to cut the subsidized electricity prices paid to new photovoltaic solar power plants by up to 45%, both of which are expected to significantly reduce installations of new solar energy projects in the country. In 2009, the German government reduced solar feed-in tariffs by 9%. In January, July and October of 2010, Germany introduced further solar feed-in tariffs reductions of approximately 24-26% for rooftop systems and 20-25% for ground-based systems. In addition, further mid-year tariff cuts are being discussed for 2011. In 2010 and May 2011, Italian government announced annual reductions to feed-in tariffs in an effort to impede overheating of its solar market. In addition, in certain countries, including countries to which we export PV products, government financial support of PV products has been, and may continue to be, challenged as being unconstitutional or otherwise unlawful. A significant reduction in the scope or discontinuation of government incentive programs, especially in our target markets, would have a material adverse effect on the demand for our PV modules as well as our results of operations.

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

Partly as a result of the industry-wide shortage, we had from time to time faced the prospect of a shortage of polysilicon and late or failed delivery of polysilicon from suppliers. We may experience actual shortage of polysilicon or late or failed delivery in the future for the following reasons, among others. First, the terms of our polysilicon contracts with, or purchase orders to, our suppliers may be altered or cancelled by the suppliers with limited or no penalty to them, in which case we may not be able to recover damages fully or at all. Second, we generally do not have a history of long-term relationships with polysilicon suppliers who may be able to meet our polysilicon needs consistently or on an emergency basis, while compared to us, many of our competitors who also purchase polysilicon from our suppliers have had longer and stronger relationships with and greater buying power and bargaining leverage over our suppliers. In January 2009, we acquired Cyber Power Group Limited, or Cyber Power, a development stage enterprise designed to produce polysilicon. Cyber Power, through its principle operating subsidiary, Fine Silicon, has started trial production of solar-grade polysilicon in late 2009 and is expected to reach its full production capacity of 3,000 tons per year by the end of 2011. However, we do not expect to have a polysilicon production capacity that meets our polysilicon needs in the near future. As a result, we expect to continue to rely on third-party polysilicon suppliers.

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

Volatility in polysilicon prices may adversely affect our results of operations.

Polysilicon is the most important raw material in the production of our PV products. In 2007 and 2008, there was an industry-wide shortage of polysilicon, primarily due to the growing demand for PV products and limited supply of polysilicon, which resulted in increasing prices of polysilicon under both long-term supply contracts and on the spot market until the beginning of the fourth quarter of 2008. From the fourth quarter of 2008 to the second quarter of 2009, as the result of increased polysilicon manufacturing capacity and the decrease in the demand for polysilicon due to the recent global financial crisis, the price of polysilicon has decreased significantly. Since the third quarter of 2010, the polysilicon price has rebounded due to the recovery of demand for PV products in main markets. Any significant increase of the price for polysilicon may materially and adversely affect our business, cash flows, financial conditions and results of operations.

Our polysilicon cost may increase as a result of entering into fixed arrangements with our suppliers, and the excess costs and expenses to operate and manage our in-house polysilicon production may materially and adversely affect our results of operation.

Polysilicon is the most important raw material used in the production of our PV products. To maintain competitive manufacturing operations, we depend on timely delivery by our suppliers of polysilicon in sufficient quantities and of appropriate quality. There had been an industry-wide shortage of polysilicon supply in recent years until the fourth quarter of 2008, during which period we entered into short-term, medium-term and long-term supply contracts with fixed prices or prices adjustable with set formulas to secure our polysilicon supply. From the fourth quarter of 2008 to the second quarter of 2009, as the result of increased polysilicon manufacturing capacity and the decrease in the demand for polysilicon due to the recent global financial crisis, the price of polysilicon has decreased significantly. In response to the significant decrease in polysilicon price, we have renegotiated with our suppliers to reduce the purchase price for a substantial amount of polysilicon supplied under certain of our prior polysilicon supply contracts. If the price under our current contracts is higher than the market price of polysilicon, we will have higher cost of polysilicon compared with other competitors who purchase their polysilicon from the spot market.

In order to address the shortage of polysilicon and supplement our purchase from third-party polysilicon suppliers, we acquired Fine Silicon in January 2009 and have developed it into our in-house polysilicon production subsidiary. Fine Silicon is expected to reach its full production capacity of 3,000 tons of polysilicon per year by the end of 2011. However, we cannot assure you that the polysilicon production at Fine Silicon will be cost-effective. If the market price of polysilicon decreases below the cost of polysilicon produced by Fine Silicon, our use of polysilicon produced by Fine Silicon will increase our cost of revenues. Such increased cost of revenues, combined with the costs and expenses for operating Fine Silicon, will materially and adversely affect our results of operations.

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

In 2008, 2009 and 2010, our five largest suppliers supplied in the aggregate approximately 55.0%, 84.5% and 93.1%, respectively, of our total polysilicon purchases. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, decreased revenue and loss of market share. In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Some of our suppliers have a limited operating history and limited financial resources, and some contracts we entered into with these suppliers do not clearly provide for remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. We do not expect the production of Fine Silicon, our wholly owned polysilicon production subsidiary to meet our entire polysilicon needs in the near future. As a result, we expect to continue to rely on third-party polysilicon suppliers for a significant portion of our polysilicon needs and any disruption in the supply of polysilicon to us may adversely affect our business, financial condition and results of operations.

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

We currently expect that our results of operations will, for the foreseeable future, continue to depend on the sale of our PV modules to a relatively small number of customers until we become successful in significantly expanding our customer base or diversifying product offerings. In 2008, 2009 and 2010, sales to our customers that individually exceeded 10% of our net revenues accounted for approximately 11.6%, 16.9% and 12.0%, respectively, of our net revenues. Our relationships with such key customers have been developed over a short period of time and are generally in their early stages. We cannot assure you that we will continue to generate significant revenues from these customers or that we will be able to maintain these customer relationships. In addition, our business is affected by competition in the market for the products that many of our major customers sell, and any decline in the businesses of our customers could reduce the purchase of our products by these customers. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

In addition, a significant portion of our outstanding accounts receivable are derived from sales to a limited number of customers. As of December 31, 2008, 2009 and 2010, our five largest outstanding accounts receivable balance (net of provisions) accounted for approximately 81.2%, 38.9% and 33.3%, respectively, of our total outstanding accounts receivable. We are exposed to the credit risk of these customers, some of which are new customers with whom we have not had extensive business dealings historically. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

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

We compete with both local and international producers of solar products, including the solar energy divisions of large conglomerates such as BP Solar and Sharp Corporation, PV module manufacturers such as SunPower Corporation, thin film solar module manufacturers such as First Solar, Inc., and integrated PV product manufacturers such as SolarWorld AG, Renewable Energy Corporation, Suntech Power Holdings Co. Ltd. and Trina Solar Limited.

We may also face competition from new entrants to the PV market, including those that offer more advanced technological solutions or that have greater financial resources, such as semiconductor manufacturers, several of which have announced their intention to start production of PV cells and PV modules. A significant number of our competitors are developing or currently producing products based on technologies which many believe to be more advanced including amorphous silicon, string ribbon and nano technologies, some or all of which may eventually offer cost advantages over the crystalline polysilicon technologies we currently use.. A widespread adoption of any of these technologies could result in a rapid decline in demand for our products and a resulting decrease in our revenues if we fail to adopt such technologies. In addition, like us, some of our competitors have become, or are becoming, vertically integrated in the PV industry value chain, from silicon ingot manufacturing to PV system sales and installation. This could further erode our competitive advantage as a vertically integrated PV product manufacturer. In addition, our competitors may also enter into the polysilicon manufacturing business, which may provide them with cost advantages. Furthermore, the entire PV industry also faces competition from conventional energy and non-solar renewable energy providers.

Many of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. The greater size of some of our competitors provides them with cost advantages as a result of their economies of scale and their ability to obtain volume discounts and purchase raw materials at lower prices. Some of our competitors also have better brand name recognition, more established distribution networks, larger customer bases or more in-depth knowledge of the target markets. As a result, they may be able to devote greater resources to the research and development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions as compared to us. Our failure to adapt to changing market conditions and to compete successfully with existing or future competitors would have a material adverse effect on our business, prospects and results of operations.

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

The electric utility industry is subject to extensive regulation, and the market for PV products is heavily influenced by these regulations as well as the policies promulgated by electric utilities. These regulations and policies often affect electricity pricing and technical interconnection of end-user power generation. As the market for solar and other alternative energy sources continues to evolve, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in research and development of, solar and other alternative energy sources may be significantly affected by these regulations and policies, which could significantly reduce demand for our products and materially reduce our revenue and profits.

Moreover, we expect that our PV products and their installation will be subject to oversight and regulation in accordance with international, national and local ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters in various countries or regions. We also have to comply with the requirements of individual localities and design equipment to comply with varying standards applicable in the jurisdictions where we conduct business. Any new government regulations or utility policies pertaining to our PV products may result in significant additional expenses to us, our distributors and end users and, as a result, could cause a significant reduction in demand for our PV products, as well as materially and adversely affect our financial condition and results of operations.

Advance payment arrangements between us and some of our polysilicon suppliers and many of our equipment suppliers expose us to the credit risks of such suppliers and may increase our costs and expenses, which could in turn have a material adverse effect on our liquidity.

We made advance payments to some of our polysilicon suppliers under long-term supply contracts we signed with them. As of December 31, 2010, we had long-term prepayment balances for polysilicon in a total amount of RMB 504.3 million (US$76.4 million) under such long-term contracts. In addition, under existing supply contracts with many of our equipment suppliers, consistent with the industry practice, we make advance payments to our suppliers prior to the scheduled delivery dates for equipment. In many such cases, we make the advance payments without receiving collateral for such payments. As a result, our claims for such payments would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Under such circumstances, our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

Our growth strategy requires substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment and dedicated management attention, and our failure to complete our expansion plans or otherwise effectively manage our growth could have a material adverse effect on the growth of our sales and earnings.

Our future success depends on our ability to expand our manufacturing capacity. If we are unable to do so, we will not be able to attain the desired level of economies of scale in our operations or lower our marginal production costs to the level necessary to effectively maintain our pricing and other competitive advantages. We have made substantial capital expenditures for our growth in the past and future expansions. For example, we completed an aggregate of 400 megawatts capacity expansion projects in July 2010, bringing our total annual production capacity to 1,000 megawatts. Fine Silicon, our wholly-owned polysilicon production subsidiary, started trial production in late 2009 and is expected to reach its full capacity of 3,000 tons per year by the end of 2011. In addition, we are implementing a 600 megawatts production capacity expansion project in Baoding and a 100 megawatt production capacity expansion project in Hainan Province, which are expected to start initial production in the middle of 2011 and will bring our total nameplate capacity to 1,700 megawatts in late 2011. Our growth strategy has required and will continue to require substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment, dedicated management attention and the recruitment and training of new employees and is subject to significant risks and uncertainties, including:

•	we may need to continue to contribute significant additional capital to our subsidiaries through the issuance of equity or debt securities or entering into new credit facilities or other arrangements in order to finance the costs of developing the new facilities, which may not be conducted on reasonable terms or at all, and which could be dilutive to our existing shareholders; such capital contributions, if contributed from outside of PRC, also require PRC regulatory approvals in order for such funds to be transferred to our subsidiaries within PRC, which approvals may not be granted in a timely manner or at all;

•	we will be required to obtain governmental approvals, permits or documents of similar nature with respect to any new expansion projects, but it is uncertain whether such approvals, permits or documents will be obtained in a timely manner or at all;

•	we may experience cost overruns, construction delays, equipment problems, including delays in manufacturing equipment deliveries or deliveries of equipment that is damaged or does not meet our specifications, and other operating difficulties;

•	we are using new equipment and technology to lower our unit capital and operating costs, but we cannot assure you that such efforts will be successful; and

•	we may not have sufficient management resources to properly oversee capacity expansion as currently planned.

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

Acquisitions of companies or businesses and participation in joint ventures or other strategic alliances are subject to considerable risks, including:

•	our inability to integrate new operations, personnel, products, services and technologies;

•	unforeseen or hidden liabilities, including exposure to administrative or legal proceedings associated with newly acquired companies;

•	the diversion of resources from our existing businesses;

•	disagreement with joint venture or strategic alliance partners;

•	contravention of regulations governing cross-border investment;

•	failure to comply with laws and regulations as well as industry or technical standards of the overseas markets into which we expand;

•	our inability to generate sufficient revenues to offset the costs and expenses of acquisitions, strategic investments, joint venture formations or other strategic alliances; and

•	potential loss of, or harm to, employees or customer relationships.

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

Fine Silicon, our wholly owned polysilicon production subsidiary, started trial production in late 2009 and is expected to reach its full production volume of 3,000 tons per year by the end of 2011. To fully ramp up Fine Silicon’s production capacity, we will need to continue to integrate the personnel we have hired and build an effective team and infrastructure to oversee the operation of the production facilities. We cannot assure you that we will be able to fully ramp up our polysilicon production capacity on schedule or at all. Our ability to successfully ramp up polysilicon manufacturing capacity is subject to various risks and uncertainties, including:

•	the need to procure supplies of consumables and other materials at reasonable costs and on a timely basis;

•	equipment testing delays and cost overruns;

•	difficulties in recruitment and training of additional skilled employees, including technicians and managers at different levels;

•	diversion of significant management attention and other resources; and

•	delays or denials of renewing required permits and approvals for our plant operations, including but not limited to environmental approvals, by relevant government authorities.

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

The polysilicon and ingot production process is highly dependent on a constant supply of electricity to maintain the optimal conditions for production. If these levels are not maintained, we may experience significant delays in the production of polysilicon and ingots. With the rapid development of the Chinese economy, demand for electricity has continued to increase. There have been shortages in electricity supply in various regions across China, especially during peak seasons such as summer. In the event that energy supplies to our manufacturing facilities are disrupted, our business, results of operations and financial condition could be materially and adversely affected. In addition to shortages, we are subject to potential risks of interruptions in energy supply due to equipment failure, weather events or other causes. There can be no assurance that we will not face power related problems in the future.

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

Most of our sales are currently denominated in Euros or U.S. dollars, while a substantial portion of our costs and expenses is denominated in Renminbi, Euros and U.S. dollars. In addition, we must constantly convert one currency into another to make payments. Therefore, fluctuations in currency exchange rates could have a significant effect on our results of operations due to mismatches among various foreign currency-denominated transactions, including sales of PV modules in overseas markets and purchases of silicon raw materials and equipment, and the time gap between the signing of the related contracts and cash receipts and disbursements related to such contracts.

In 2010, we recognized a net foreign currency exchange loss of RMB 338.2 million (US$51.2 million), primarily due to the depreciation of the Euro against the Renminbi in the first half of 2010 and the depreciation of the U.S. dollars against the Renminbi in the second half of 2010. In addition, we have entered into hedging and foreign currency forward arrangements to limit our exposure to foreign currency exchange risk. However, we will continue to be exposed to foreign currency exchange risk to the extent that our hedging and foreign currency forward arrangements do not cover all of our expected revenues denominated in foreign currencies. We cannot predict the effect of exchange rate fluctuations on our foreign currency exchange gains or losses in the future. We may continue to reduce the effect of such exposure through hedging or other similar arrangements, but because of the limited availability of such instruments in China, we cannot assure you that we will always find a hedging arrangement suitable to us, or that such derivative activities will be effective in managing our foreign exchange risk.

In addition, our functional currency for PRC subsidiaries is Renminbi. Our sales generated by PRC subsidiaries which are denominated in foreign currencies need to be translated into Renminbi when they are recorded as our revenues. Therefore, depreciation of foreign currencies in which our sales are denominated, such as the Euro and the U.S. dollar, against the Renminbi will cause our reported revenues to decline. For example, in 2009 and 2010, the depreciation of the Euro against the Renminbi and the depreciation of the U.S. dollar against the Renminbi adversely affected our total net revenues, as a majority of our PV module shipments were under contracts denominated in the Euro and the U.S. dollar. Any further depreciation of foreign currencies in which our sales are denominated against the Renminbi will continue to adversely affect our revenues and results of operations.

Our product development initiatives and other research and development efforts may fail to improve manufacturing efficiency or yield commercially viable new products.

We are making efforts to improve our manufacturing processes and improve the quality of our PV products. We believe the efficient use of polysilicon is essential to reducing our manufacturing costs. We have been exploring several measures to improve the efficient use of polysilicon in our manufacturing process, including reducing the thickness of silicon wafers. However, the use of thinner silicon wafers may have unforeseen negative consequences, such as increased breakage and reduced reliability and conversion efficiency of our PV cells and modules. As a result, reducing the thickness of silicon wafers may not lead to the cost reductions we expect to achieve, while at the same time it may reduce customer satisfaction with our products, which in turn could have a material adverse effect on our customer relationships, reputation and results of operations. In addition, we have also been able to reduce manufacturing costs by utilizing polysilicon scraps and lower-grade polysilicon in our production of ingots and wafers. However, while the addition of monocrystalline silicon to our production of ingots and wafers may reduce costs of polysilicon supply, we cannot assure you that such benefits will not be outweighed by the additional costs of equipment and production costs to produce monocrystalline silicon.

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

For example, in order to meet the increasing demand for our products and further drive down costs through increased cell conversion efficiency and the larger scale of manufacturing, we started to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells, in June 2009. In 2010, on the 300 megawatts PANDA commercial production lines, we achieved an average efficiency rate of 18.5%. In the first quarter of 2011, we achieved a record cell conversion efficiency rate of 19.89% on a PANDA pilot production line. However, as we are new to the monocrystalline technology, we may not be able to overcome all technical challenges in the process of commercializing new technology developed from Project PANDA and maintain or further improve the cell conversion efficiency rate we have achieved. In addition, we only have limited experience with customer demands in the monocrystalline PV market and may not be able to adapt to the monocrystalline PV market conditions. The established and more experienced competitors in the monocrystalline PV market may possess superior technology and have better known brand names than us. If we fail to successfully continue commercializing our monocrystalline PV technology or are unable to operate competitively in the monocrystalline market, we may not be able to recover the cost of our investments, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Our operating results may fluctuate from period to period.

Our results of operations are subject to many factors out of our control, which include, among others, changes in costs of raw materials, delays in equipment delivery, suppliers’ failure to perform their delivery obligations, cancellation or delay of customers’ orders, interruptions in utilities supply and other key production inputs, general economic conditions and changes in government policies or incentive schemes, or uncertainties relating to any of the these factors. Any one or combination of these factors may cause our results of operations to fluctuate significantly from period to period or deviate from the expectations of the investment community or our own projections. For example, in the first quarter of 2011, due to the uncertainties relating to the timing of a proposed reduction in feed-in tariffs for solar power in Italy, certain orders we expected to deliver to customers in Italy in that quarter were delayed or cancelled and expected to be delivered in the following quarters, which caused a decrease in our PV module shipments for the first quarter 2011 from the previous quarter. In the same quarter, increases in polysilicon cost and auxiliary raw materials had a negative impact on our gross margin. For these reasons, our results of operations for the first quarter 2011 were expected to be lower than the guidance we previously provided to the investment community. As a result, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results or projections as an indication of our future performance.

Failure to achieve satisfactory output of our PV modules and PV systems could result in a decline in sales.

The manufacture of PV modules and PV systems is a highly complex process. Disruptions or deviations in one or more components of the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in no output. Historically, we had from time to time experienced lower-than-anticipated manufacturing output during the ramp-up of production lines. This often occurred during the production of new products, the installation of new equipment or the implementation of new process technologies. As we bring additional lines or facilities into production, we may operate at less than intended capacity during the ramp-up period and produce less output than expected. This would result in higher marginal production costs which could have a material adverse effect on our profitability.

Unsatisfactory performance of or defects in our products may cause us to incur additional warranty expenses, damage our reputation and cause our sales to decline.

Currently, our PV modules sold to customers outside of China typically carry a five-year limited warranty for defects in materials and workmanship, although historically our PV modules were typically sold with a two-year limited warranty for such defects. In addition, our PV modules typically carry a ten-year and twenty-five-year limited warranty against declines of initial power generation capacity by more than 10.0% and 20.0%, respectively. As a result, we bear the risk of extensive warranty claims long after we sell our products and recognize revenues. As we began selling PV modules only since January 2003, a small portion of our PV modules has been in use for more than five years. For our PV systems sold in China, we provide a one- to five-year limited warranty against defects in modules, storage batteries and certain other system parts. As of December 31, 2008, 2009 and 2010, our accrued warranty costs amounted to RMB 123.6 million, RMB 189.2 million and RMB 303.6 million (US$46.0 million), respectively. In addition, because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate, and because our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty by us for our products will be adequate in light of the actual performance of our products. If we experience a significant increase in warranty claims, we may incur significant repair and replacement costs associated with such claims. Furthermore, widespread product failures will damage our reputation and customer relationships and may cause our sales to decline, which in turn could have a material adverse effect on our financial condition and results of operations.

Natural disasters, acts of war or terrorism or other factors beyond our control may adversely affect our business, results of operations and financial condition.

Natural disasters such as earthquakes, floods, severe weather conditions or other catastrophic events may severely affect the regions where we or our customers operate. For example, in March 2011, Japan experienced a strong earthquake, measuring approximately 9.0 on the Richter magnitude scale, and severe tsunami created by earthquake, causing widespread damage and casualties. These natural disasters could cause a material economic downturn in the affected area or internationally. Although we have limited exposure to this catastrophic event, any future disasters could have a material adverse effect on our business prospects, financial condition and results of operations.

Similarly, war, terrorist activity, threats of war or terrorist activity, social unrest as well as geopolitical uncertainty and international conflict and tension, for example, the current armed conflicts in Libya, could affect international economic development. In turn, there could be a material adverse effect on our business, financial condition and results of operations. In addition, we may not be adequately prepared in terms of contingency planning or have recovery capabilities in place to deal with a major incident or crisis. As a result, our operational continuity may be adversely and materially affected.

We have limited insurance coverage and may incur losses resulting from business interruption or natural disasters.

We do not maintain any business interruption insurance coverage. As a result, we may have to pay, out of our own funds, for financial and other losses, damages and liabilities, including those in connection with or resulting from claims caused by natural disasters and other events beyond our control, which could have a material adverse effect on our financial condition and results of operations.

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

If the practice of requiring many of our customers to make advance payments when they place orders with us ceases, we may experience increased needs to finance our working capital requirements and may be exposed to increased credit risk, which may materially and adversely affect our financial position and results of operations.

We require many of our customers to make an advance payment representing a small percentage of their orders, a business practice that helps us manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. However, this practice had historically ceased for a certain period of time, which in turn had increased our need to obtain additional short-term borrowings to fund our cash requirements. We cannot assure you that this practice will not cease again in the future. If this practice ceases, we may not be able to secure additional financing on a timely basis or on terms acceptable to us or at all. Currently, a significant portion of our revenue is derived from credits sales to our customers, generally with payments due within two months. As a result, any future decrease in the use of cash advance payments by our customers may negatively impact our short-term liquidity and, coupled with increased sales to a small number of major customers, expose us to additional and more concentrated credit risk since a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2008, 2009 and 2010, our five largest outstanding accounts receivable balance accounted for approximately 81.2%, 38.9% and 33.3%, respectively, of our total outstanding accounts receivable. The failure of any of these or other customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. For example, as the result of two customers’ prolonged failure to settle accounts receivable and the continuing deterioration of their financial condition and creditworthiness, we made a total provision of RMB 315.5 million in 2009 for the doubtful accounts receivable related to these two customers. Although we have been able to maintain adequate working capital primarily through short-term borrowing, our convertible senior notes offering, the follow-on offering, other debt issuances and long-term bank borrowings, any failure by our customers to settle outstanding accounts receivable in the future could materially and adversely affect our cash flow, financial condition and results of operations.

We face risks associated with the marketing and sale of our PV products internationally, and if we are unable to effectively manage these risks, our ability to expand our business abroad will be limited.

In 2008, 2009 and 2010, we sold 97.5%, 95.5% and 94.0%, respectively, of our products to customers outside of China, including customers in Germany, the United States, Italy, Spain, the Netherlands, Greece, Czech Republic, France, the United Kingdom, South Korea and Japan. We intend to further grow our business activities in international and domestic markets, in particular in the United States, China, South Africa and selected countries in southern Europe and Southeast Asia where we believe the PV market is likely to grow significantly in the near term. The marketing and sale of our PV products to international markets expose us to a number of risks, including, but not limited, to:

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

We export a substantial amount of our products to Europe. In 2009, there were discussions that indicate the European Union may seek to start anti-dumping investigations on PV products imported from China. If an anti-dumping investigation is started against Chinese exporters or if the European Union imposes anti-dumping or other trade protection measures, including increase tariffs on PV products imported from China, our export to Europe may be materially and adversely affected.

In recent years, we also export an increasing amount of our products to the United States. On September 9, 2010, the United Steel Workers filed a petition with the United States Trade Representative, or USTR, alleging the PRC government has engaged in unfair trade policies and practices with respect to certain domestic industries, including the solar power industry. The petition alleges that China employs a wide range of World Trade Organization-inconsistent policies that protect and unfairly support its domestic producers of wind and PV energy products, advanced batteries and energy-efficient vehicles. According to the petition, these policies include export restraints, prohibited subsidies, discrimination against foreign companies and imported goods, technology transfer requirements, and domestic subsidies causing serious prejudice to U.S. interests. Subsequently, USTR initiated an investigation under Section 301 of the 1974 Trade Act, which is ongoing as of the date of this annual report. On January 7, 2011, U.S. President Barack Obama signed into law the Military Authorization Law, which contains a “Buy American” provision that prohibits the United States Defense Department from purchasing Chinese-made solar panels. If as the result of such investigation the United States imposes anti-subsidies or other trade protection measures, our export to the United States may be materially and adversely affected. There can be no assurance that any government or international trade body will not institute adverse trade policies or remedies against exports from China in the future. Any significant changes in international trade policies, practices or trade remedies, especially those instituted in our target markets or markets where our major customers are located, could increase the price of our products compared to our competitors or decrease our customers’ demand for our products, which may adversely affect our business prospects and results of operations. If the United States imposes anti-subsidies or other trade protection measures, our export to the United States may be materially and adversely affected.

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

We have issued, and may issue in the future, equity securities or securities convertible into our ordinary shares. In the event that the securities convertible into our ordinary shares are converted, our existing shareholders may incur further dilution. For example, in June 2009, we offered 18,390,000 ADSs, representing 18,390,000 of our ordinary shares, to the public and raised approximately US$227.3 million in net proceeds. In January 2009, we entered into a note purchase agreement with Trustbridge Partners II, L.P., or Trustbridge. Under the terms of the note purchase agreement, we have issued an aggregate amount of US$49.4 million of senior secured convertible notes due 2012, or senior secured convertible notes, to Trustbridge, or its affiliates. The senior secured convertible notes were convertible at any time prior to its maturity date into our ordinary shares at an initial conversion rate of 17,699 ordinary shares per US$100,000 principal amount of senior secured convertible notes (based on US$5.65 per ADS, the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20-trading day period immediately preceding to the entry into the note purchase agreement). Under the terms of the indenture governing the notes, the conversion rate is subject to certain anti-dilution adjustments. For example, on June 30, 2010 and the last day of each quarter thereafter, the conversion rate will be adjusted to equal to US$100,000 divided by the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20-trading day period immediately preceding to such date, if such adjustment results in an increase in the number of our ordinary shares issuable upon conversion. In addition, upon the public release of our financial results for each of the full year 2008, the second quarter 2009 and the full year 2009, the conversion rate would be adjusted to equal to US$100,000 divided by the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20-trading day period immediately following such public release, if such adjustment results in an increase in the number of our ordinary shares issuable upon conversion. In March 2009, the conversion rate was adjusted to the rate of 22,933 ordinary shares per US$100,000 principal amount of the senior secured convertible notes as a result of our public release of our financial results for the full year 2008. See “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions — Cyber Power Acquisition and Issuance of Senior Secured Convertible Notes” for additional information. In June 2009, we issued 2,000,000 ordinary shares to Trustbridge as a result of the conversion of approximately US$8.7 million of the senior secured convertible notes. In the third quarter of 2010, we issued 6,000,688 ordinary shares to Trustbridge as a result of the conversion of US$26.2 million of the senior secured convertible notes. As of the date of this annual report, approximately US$14.6 million of the senior secured convertible notes were outstanding. We would be required to issue an aggregate of 3,339,503 ordinary shares to Trustbridge or its affiliates upon the conversion of our senior secured convertible notes, assuming all such notes are converted at the adjusted conversion rate of 22,933 ordinary shares per US$100,000 in principal amount of the senior secured convertible notes.

In connection with a credit agreement between Yingli China and a fund managed by Asia Debt Management Hong Kong Limited, or ADM Capital, entered into in January 2009, we issued 4,125,000 warrants to ADM Capital under the terms of a warrant agreement entered into in April 2009. The warrants are exercisable with respect to approximately one-fifth of the warrants every six months beginning in April 7, 2009 until April 7, 2012. On April 30, 2012, the warrant holders’ rights to exercise the warrants will terminate and we will be obligated to purchase all unexercised warrants at a price of US$7.00 per warrant. Each warrant provides for the right to acquire one ordinary share at an initial strike price of US$5.64, which is based on the 20-trading day volume weighted average closing price per ADS on the New York Stock Exchange for the period prior to the issuance of the warrant, subject to customary anti-dilution and similar adjustments. In June 2009, we and ADM Capital revised the warrant agreement and modified the terms so that (i) the initial strike price decreased from US$5.64 per share to US$5.06 per share, (ii) upon the exercise of the put option by the warrant holders, we may, at our sole discretion, elect to settle the put price in cash, shares or a combination of cash and shares and (iii) the number of ordinary shares we are obligated to issue upon the exercise of the put option by the warrant holders was capped. Furthermore, subject to certain exceptions and conditions, we have agreed to register under the Securities Act any ordinary shares delivered upon the exercise of warrants. We may at our discretion settle the warrants in cash, ordinary shares or a mix of cash and ordinary shares. In May 2010, 498,612 ordinary shares in the form of ADSs were issued to ADM Capital in connection with its exercise of 825,000 warrants. In November 2010, 511,599 ordinary shares in the form of ADS were issued to ADM Capital in connection with its exercise of 825,000 warrants. In May 2011, 1,444,060 ordinary shares in the form of ADSs were issued to ADM Capital in connection with its exercise of 2,475,000 warrants. As a result, nil warrants remain outstanding as of the date of this annual report.

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

We currently have a significant amount of debt and debt service requirements. As of December 31, 2010, we had RMB 5,857.9 million (US$887.6 million) in outstanding short-term borrowings (including the current portion of long-term debt), RMB 1.0 billion (US$151.7 million) in outstanding medium-term notes and RMB 2,496.5 million (US$378.3 million) in outstanding long-term debt (excluding the current portion).

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

A number of our loan agreements contain financial covenants that require us to maintain certain financial ratios, including debt to EBITDA ratios. We may not be able to comply with some of those financial covenants from time to time. For example, the worsening operating environment that had generally affected companies operating in our industry since the fourth quarter of 2008 had led to potential breaches of certain financial covenants under some of our loan agreements. In response to such potential breaches, we had to negotiate with the relevant lenders terms of prepayment or to amend those financial covenants to prevent actual breaches from occurring, for example, by resetting the financial covenants for the relevant periods in the relevant loan agreements or beginning testing for compliance with financial covenants at a later date. However, if we need to negotiate with lenders again in the future with respect to prepayment or to amend financial covenants or other relevant provisions under such loan agreements to address potential breaches, we cannot assure you that we would be able to reach agreements with the lenders to avoid a breach. Furthermore, in connection with any future amendments to such covenants, our lenders may impose additional operating and financial restrictions on us and otherwise seek to modify the terms of our existing loan agreements in ways that are adverse to us. Although there has been a general economic recovery since the second quarter of 2009, we cannot assure you that such recovery will continue or be sustained or will ultimately have a positive effect on the general operating environment of our industry. As a result, we cannot assure you that we will be able to continue to comply with the financial covenants under our loan agreements in the future. If the operating environment deteriorates, we may not be able to comply with some of the financial covenants under some of our loan agreements in future periods. If we are in breach of one or more financial covenants under any of our loan agreements and are not able to obtain waivers from the lenders or prepay such loan, such breach would constitute an event of default under the loan agreement. As a result, repayment of the indebtedness under the relevant loan agreement may be accelerated, which may in turn require us to repay the entire principal amount including interest accrued, if any, of certain of our other existing indebtedness prior to their maturity under cross-default provisions in our existing loan agreements. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity, we may lack sufficient financial resources to do so. Furthermore, a breach of those financial covenants will also restrict our ability to pay dividends. Any of those events could have a material adverse effect on our financial condition, results of operations and business prospects.

We have significant short-term borrowings outstanding, and we may not be able to obtain extensions when they mature.

As of December 31, 2008, 2009 and 2010, our outstanding short-term borrowings (including the current portion of long-term debt) were RMB 2,044.2 million, RMB 3,501.0 million and RMB 5,857.9 million

(US$887.6 million), respectively, and bore a weighted average interest rate of 6.73%, 5.05% and 4.85%, respectively, of which nil, RMB 370.0 million and RMB 1,647.2 million (US$249.6 million), respectively, were arranged or guaranteed by related parties.

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

A majority of our production, storage, administrative and research and development facilities are located in close proximity to one another in an industrial park in China. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

A majority of our production, storage, administrative, research and development facilities are located in close proximity to one another in an industrial park in Baoding, Hebei Province, China. A natural disaster or other unanticipated catastrophic event, including power interruption, and war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would be unable to meet our production targets and our business would suffer.

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

Yingli Power, which is 100% beneficially owned by the family trust of and controlled by Liansheng Miao, the chairperson of our board of directors and our chief executive officer, currently beneficially owns approximately 32.62% of our outstanding ordinary shares. Yingli Power has significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The interests of this shareholder may conflict with our interests or the interests of our others shareholders.

Tianwei Baobian has significant influence over Tianwei Yingli, one of our principal operating entities, and Tianwei Baobian may influence Tianwei Yingli from taking actions that are in the best interest of us or Tianwei Yingli. In addition, Tianwei Baobian will have significant influence over us if it exercises the subscription right, and Tianwei Baobian’s interests may not be aligned with our interests or the interests of our shareholders.

Tianwei Baobian currently owns a 25.99% equity interest in Tianwei Yingli, one of our principal operating entities. Tianwei Baobian has significant influence over Tianwei Yingli through its board representation in Tianwei Yingli and other rights in accordance with the joint venture contract with us and the articles of association of Tianwei Yingli.

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

The United States and other countries maintain economic and other sanctions against several countries, or the sanctioned countries, and persons engaged in specified activities, such as support of the proliferation of weapons of mass destruction and of terrorism. Baoding Tianwei Group Corporation, or Tianwei Group, the parent company of Tianwei Baobian, our minority joint venture partner which owns 25.99% in one of our operating subsidiaries, Tianwei Yingli, was acquired by China South in March 2008. There have been news reports that China South, Tianwei Group and Tianwei Baobian conducted construction activities in or exported transformers to some sanctioned countries, including Iran and Sudan, in recent years. China North Industries Corporation, or Norinco, an affiliate of China South, was designated by the U.S. State Department under the Iran Nonproliferation Act of 2000 as engaged in the transfer to Iran of equipment and technology having the potential to make a material contribution to the development of weapons of mass destruction. Norinco was also reported to have had activities in and exported products to some sanctioned countries, including Iran, Sudan and Syria, some of which include military products and applications. In addition, Norinco is listed as one of the prohibited companies by some state and municipal governments, universities and investors due to its business relationships with the sanctioned countries. Certain of the sanctioned countries in which China South, Tianwei Group, Tianwei Baobian and Norinco have been reported to have had activities, such as Iran, Syria and Sudan, are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.

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

Our joint venture contract with Tianwei Baobian and Tianwei Yingli’s articles of association does not impose non-competition restrictions upon Tianwei Baobian. While Tianwei Baobian’s current principal business is the manufacture of large electricity transformers, Tianwei Baobian has entered into the PV business through investments in various companies that are engaged in the manufacture of polysilicon, ingots, wafers, PV cells or PV modules and thin film modules. As these companies continue to expand their business, they may compete with us for both supply of raw materials and customers, and we may not have any legal right to prevent them from doing so. In addition, the parent of Tianwei Baobian has also made investments in the PV business. Because of Tianwei Baobian’s familiarity with and its ability to influence Tianwei Yingli’s business, competition from Tianwei Baobian or its affiliates could have a material adverse effect on our business, prospects, financial condition and results of operations.

The grant of employee share options and other share-based compensation could adversely affect our net income.

We adopted our 2006 stock incentive plan in December 2006. Our board of directors approved in April 2007 and our shareholders approved in May 2007 amendment No. 1 to the 2006 stock incentive plan to increase the number of ordinary shares we are authorized to issue under the 2006 stock incentive plan. Our board of directors approved in July 2009 and our shareholders approved in August 2009 amendment No. 2 to the 2006 stock incentive plan to increase the number of ordinary shares we are authorized to issue under the 2006 stock incentive plan. Under the 2006 stock incentive plan, as amended, we may grant to our directors, employees and consultants up to 2,715,243 restricted shares and options to purchase up to 10,030,195 of our ordinary shares. As of the date of this annual report, we have granted to 9 executive officers, 242 employees, 13 non-employee and 4 independent directors options to purchase 5,193,800 ordinary shares in the aggregate (excluding forfeited options) and an aggregate of 513,316 restricted but unvested shares (excluding forfeited restricted shares) to DBS Trustee Limited, or the trustee, for the benefit of 66 directors, officers, employees and one non-employee. See “Item 6.B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — 2006 Stock Incentive Plan.” We account for compensation costs for all share-based awards including share options granted to our directors and employees using a fair-value based method, which may have a material and adverse effect on our reported earnings. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we reduce the scope of our stock incentive plan, we may not be able to attract and retain key personnel, as share options are an important tool to recruit and retain qualified and desirable employees.

New labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the New Labor Contract Law, which became effective on January 1, 2008. The Implementation Rules of the New Labor Contract Law were subsequently promulgated and became effective on September 18, 2008. The PRC government also promulgated the Law on Mediation and Arbitration of Labor Disputes on December 29, 2007, which came into effect on May 1, 2008. The New Labor Contract Law imposes stricter requirements in terms of, among other things, signing labor contracts, minimum wages, paying remuneration, stipulating probation and penalties and dissolving labor contracts. It also requires the terms of employment contracts to be placed in writing within one month of the commencement of an employment relationship, which may make hiring temporary workers more difficult. In addition, under the Regulations on Paid Annual Leave for Employees, which became effective on January 1, 2008, employees who have served more than one year for an employer are entitled to a paid vacation ranging from 5 to 15 days, depending on the number of the employee’s working years at the employer. Employees who waive such vacation time at the request of employers shall be compensated for three times their regular salaries for each waived vacation day. As a result of these new measures designed to enhance labor protection, our labor costs have increased, which may adversely affect our business and our results of operations. These newly enacted labor laws and regulations also impose greater liabilities on employers and may significantly increase the costs to an employer if it decides to reduce its workforce. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, which may materially and adversely affect our financial condition and results of operations.

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

As of May 2, 2011, we had a total of 60 issued patents in China and had made 70 patent applications. Other than the know-how available in the public domain, we have developed in-house unpatented technical know-how that we use to manufacture our products. Many elements of our manufacturing processes involve proprietary know-how, technology or data, either developed by us in-house or transferred to us by our equipment suppliers, which are not covered by patents or patent applications, including manufacturing technologies and processes and production line and equipment designs. We rely on a combination of patent, trademark, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Nevertheless, these measures provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or our other intellectual property rights, which could have a material adverse effect on our business, financial condition or results of operations. Policing the unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention as well as our other resources away from our business. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. An adverse determination in any such litigation could result in the loss of our intellectual property rights and may harm our business, prospects and reputation.

We have exported, and expect to continue to export, a substantial portion of our PV products outside of China. Because we do not have, and have not applied for, any patents for our proprietary technologies outside of China, it is possible that others may independently develop substantially equivalent technologies or otherwise gain access to our proprietary technologies and obtain patents for such intellectual properties in other jurisdictions, including the countries to which we export our PV modules. If any third parties are successful in obtaining patents for technologies that are substantially equivalent to or the same as our proprietary technologies in any of our markets before we are and enforce their intellectual property rights against us, our ability to sell products containing the allegedly infringing intellectual property in those markets will be materially and adversely affected. If we are required to stop selling such allegedly infringing products, seek license and pay royalties for the relevant intellectual properties or redesign such products with non-

infringing technologies, our business, results of operations and financial condition will be materially and adversely affected.

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

Our business and operations have been expanding rapidly. Significant management resources must be expended to develop and implement appropriate structures for internal organization and information flow, an effective internal control environment and risk monitoring and management systems in line with our fast growth as well as to hire and integrate qualified employees into our organization. It is challenging for us to hire, integrate and retain qualified employees in key areas of operations, such as engineers and technicians who are familiar with the PV industry. In addition, disclosure and other ongoing obligations associated with being a public company further increase the challenges to our finance, legal and accounting team. It is possible that our existing risk monitoring and management system could prove to be inadequate. If we fail to appropriately develop and implement structures for internal organization and information flow, an effective internal control environment and a risk monitoring and management system, we may not be able to identify unfavorable business trends, administrative oversights or other risks that could materially and adversely affect our business, prospects, financial condition and results of operations.

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

Negative publicity of us, or our affiliates, could materially and adversely affect our reputation, business and operating results.

Negative publicity of us, or our affiliates, whether or not accurate and whether or not applicable to us, may have a material adverse effect on our reputation, business and financial condition. In addition, historically there has been negative publicity of us, and our affiliates. We cannot assure you that there will not be additional negative publicity of the similar nature in the future. Any such negative publicity, regardless of its veracity, could harm our reputation and in turn adversely affect our business and results of operations.

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

We believe that we were not a PFIC for our taxable year ended on December 31, 2010, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If, however, we are or become a PFIC, U.S. investors could be subject to additional U.S. federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. U.S. investors are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

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

In addition, we cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, due to the impact of the global financial crisis, the growth rate of China’s gross domestic product has slowed down in recent years, from 9.6% in 2008 to 8.7% in 2009. As a result, beginning in September 2008, among other measures, the PRC government began to loosen macroeconomic measures and monetary policies by reducing interest rates and decreasing the statutory reserve rates for banks. Although the growth rate of China’s gross domestic product rebounded to 10.3% in 2010, there is uncertainty with respect to the Chinese economic policies for 2011 and beyond. We cannot assure you that the various macroeconomic measures, monetary policies and economic stimulus package adopted by the PRC government to guide economic growth and the allocation of resources will be effective in sustaining the fast growth rate of the Chinese economy.

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

The Enterprise Income Tax Law, or the EIT Law, and its implementation rules provide that an income tax rate of 10% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises”, to the extent such dividends are derived from sources within the PRC, unless any such non-PRC investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Furthermore, a circular issued by the Ministry of Finance and the State Administration of Taxation on February 22, 2008 stipulates that undistributed earnings generated prior to January 1, 2008 are exempt from enterprise income tax. We are a Cayman Islands holding company, Yingli International is a British Virgin Islands intermediate holding company and Cyber Lighting is a Hong Kong intermediate holding company. The Cayman Islands and the British Virgin Islands where such holding companies are incorporated do not have a tax treaty with China. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income entered into in August 2006, or the Mainland and the Hong Kong Taxation Arrangement, subject to the confirmation of the in-charge local tax authority, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%, the foreign investor is the “beneficial owner” and owns directly at least 25% the equity interest of the foreign-invested enterprise. Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, if any, will be subject to a 10% income tax or, in the case of the dividends paid to Cyber Lighting, 5% income tax (subject to the confirmation of the local tax authority), if we are considered as “non-resident enterprises” under the EIT Law. We intend to reinvest indefinitely undistributed earnings generated in 2010 and therefore have not recognized a deferred tax liability for those earnings. If we are subject under the EIT Law to such income tax for any dividends we may receive from our subsidiaries, it will materially and adversely increase our income tax expense.

We and some of our subsidiaries may be deemed resident enterprises under the EIT Law and be subject to PRC taxation as to our worldwide income.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules for the EIT Law issued by the State Council, a “de facto management body” is defined as a body that has substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties and other factors of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82 which sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. If the PRC tax authorities determine that Yingli Green Energy and some of our subsidiaries, such as Yingli International, Yingli Capital, Yingli Hong Kong, Cyber Power and Cyber Lighting, are PRC resident enterprises, we and such subsidiaries may be subject to the enterprise income tax at the rate of 25% as to our global income, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us would be exempt from the PRC dividend withholding tax, since such income distribution is exempted under the EIT Law if paid to PRC resident recipients.

Dividends payable by us to non-PRC holders of our ordinary shares or ADS and gains on the sale of our ordinary shares or ADSs may become subject to taxes under PRC tax laws.

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

Restrictions on currency exchange may limit our ability to receive dividends from our PRC subsidiaries and their ability to obtain overseas financing.

Under the Foreign Currency Administration Rules, the foreign exchange incomes of domestic entities and individuals can be remitted into China or deposited abroad, subject to the terms and conditions to be issued by SAFE. Our PRC subsidiaries are able to pay dividends to their shareholders, including us, in foreign currencies without prior approval from SAFE, by complying with certain procedural requirements. However, we cannot assure you that the PRC government will not take measures in the future to restrict access to foreign currencies for current account transactions, including payment of such dividends.

Foreign exchange transactions for capital account items, such as direct equity investments, loans and repatriation of investments, by our PRC subsidiaries continue to be subject to significant foreign exchange controls and require the approval of PRC governmental authorities, including SAFE. In particular, if our PRC subsidiaries borrow foreign currency-denominated loans from us or other foreign lenders, these loans must be registered with the local offices of SAFE. These limitations could affect their ability to obtain additional equity or debt funding that is denominated in foreign currencies.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities may delay or limit us from making additional capital contributions or loans to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, are subject to PRC regulations. For example, any of our loans to our PRC subsidiaries cannot exceed the difference between the total amount of investment our PRC subsidiaries are approved to make under relevant PRC laws and the respective registered capital of our PRC subsidiaries, and must be registered with the local branch of SAFE as a procedural matter. In addition, our capital contributions to our PRC subsidiaries must be approved by MOFCOM or its local counterpart. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our PRC subsidiaries or to fund their operations may be negatively affected, which could adversely affect their liquidity and its ability to fund its working capital and expansion projects and meet its obligations and commitments.

In addition, our capital contributions and, in limited circumstances, loans, to Tianwei Yingli are also subject to approvals by Tianwei Baobian, the holder of the minority equity interest in Tianwei Yingli. See “Item 4.A. History and Development of the Company — Joint Venture Contract — Increase or Reduction of Tianwei Yingli’s Registered Capital.”

We rely principally on dividends and other distributions on equity paid by our PRC operating subsidiaries and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations.

We are a holding company and we rely principally on dividends and other distributions on equity paid by our PRC operating subsidiaries, including Tianwei Yingli, Yingli China, Fine Silicon and Hainan Yingli New Energy Resources Co., Ltd., or Hainan Yingli, a PRC limited liability company and a majority-owned subsidiary of Yingli China, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If Tianwei Yingli, Yingli China, Fine Silicon or Hainan Yingli incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us.

As entities established in China, Tianwei Yingli, Yingli China, Fine Silicon and Hainan Yingli are subject to certain limitations with respect to dividend payments. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. As a Sino-foreign equity joint venture, Tianwei Yingli is also required to set aside each year a percentage, as decided by its board of directors, of its after-tax profits based on PRC accounting standards to its reserve fund, enterprise development fund and employee bonus and welfare fund. As of December 31, 2010, such restricted reserves of Tianwei Yingli amounted to RMB 240.9 million (US$36.5 million) and its accumulated profits that were unrestricted and were available for distribution amounted to RMB 3,173.7 million (US$480.9 million). As a foreign investment enterprise, each of Yingli China and Fine Silicon is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital, and to set aside a certain amount of its after-tax profits each year, if any, to its employee bonus and welfare fund. These reserves may not be distributed as cash dividends. As of December 31, 2010, such restricted reserves of Yingli China amounted to RMB 123.5 million (US$18.7 million), and its accumulated profits that was unrestricted and was available for distribution amounted to RMB 1,027.3 million (US$155.7 million). As a PRC domestic company, Hainan Yingli is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital. These reserves may not be distributed as cash dividends. As of December 31, 2010, such restricted reserves of Hainan Yingli amounted to RMB 12.0 million (US$1.8 million) and its accumulated profits that were unrestricted and were available for distribution amounted to RMB 107.1 million (US$16.2 million). In addition, if any of our PRC operating subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Limitations on the ability of our PRC operating subsidiaries to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. Accordingly, if for any of the above or other reasons, we can not receive dividends from our PRC operating subsidiaries, our liquidity, financial condition and ability to make dividend distributions to our shareholders will be materially and adversely affected.

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

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participating in Employee Stock Ownership Plan and Stock Option Plan of Overseas

Listed Companies, or the Stock Option Rule. It is not clear whether the Stock Option Rule covers any type of equity compensation plans or incentive plans which provide for the grant of ordinary share options or authorize the grant of restricted share awards. For any plans which are so covered and are adopted by an overseas listed company, the Stock Option Rule requires the employee participants who are PRC citizens to register with SAFE or its local branch within ten days of the beginning of each quarter. In addition, the Stock Option Rule also requires the employee participants who are PRC citizens to follow a series of requirements on making necessary applications for foreign exchange purchase quota, opening special bank account and filings with SAFE or its local branch before they exercise their stock option. The failure to comply with such provisions may subject us and the participants of our employee stock option plan who are PRC citizens to fines and legal sanctions and prevent us from further granting options under our employee stock option plan to our employees, which could adversely affect our business operations.

We face risks related to health epidemics and other outbreaks of contagious diseases, including avian influenza, or avian flu, swine influenza, or swine flu, and Severe Acute Respiratory Syndrome, or SARS.

Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. During 2007 and early 2008, there have been reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In 2005 and 2006, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. In 2009 and 2010, there have been reports on the occurrences of swine flu, caused by the H1N1 virus, in Mexico, the United States, China and certain other countries and regions around the world. An outbreak of avian flu or swine flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These outbreaks of contagious diseases, and other adverse public health developments in China, would have a material adverse effect on our business operations. These could include restrictions on our ability to travel or to ship our products outside of China, as well as cause temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, swine flu, SARS or any other epidemic.

Risks Related to Our ADSs

The market price for our ADSs has been volatile.

The market price for our ADSs has been and will continue to be highly volatile. Since our ADSs became listed on the NYSE on June 8, 2007, the trading prices of our ADSs have ranged from US$2.50 to US$41.50 per ADS, and the last reported trading price on May 10, 2011 was US$11.36 per ADS. The price of our ADSs may continue to fluctuate in response to factors including the following:

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

Sales of our ADSs in the public market in the future, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of the date of this annual report, we had 158,190,387 ordinary shares outstanding, including 103,901,895 ordinary shares represented by ADSs. All ADSs sold in our public offerings are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. All of the remaining ordinary shares outstanding are, subject to the applicable requirements of Rule 144 under the Securities Act, available for sale. Under the terms of the note purchase agreement with Trustbridge, we have issued an aggregate amount of US$49.4 million of senior secured convertible notes due 2012 to Trustbridge or its affiliates. In June 2009, we issued 2,000,000 ordinary shares to Trustbridge as a result of the conversion of approximately US$8.7 million of the senior secured convertible notes. In the third quarter of 2010, we issued 6,000,688 ordinary shares to Trustbridge as a result of the conversion of US$26.2 million of the senior secured convertible notes. As of the date of this annual report, approximately US$14.6 million of the senior secured convertible notes were outstanding. We would be required to issue an aggregate of 3,339,503 ordinary shares to Trustbridge or its affiliates upon the conversion of our senior secured convertible notes, assuming all such notes are converted at the adjusted conversion rate of 22,933 ordinary shares per US$100,000 in principal amount of the senior secured convertible notes. In connection with a credit agreement between Yingli Capital and ADM Capital, we have issued 4,125,000 warrants to ADM Capital under the terms of a warrant agreement entered into in April 2009. Each warrant provides for the right to acquire one ordinary share at an initial strike price of US$5.64, which is based on the

20- trading day volume weighted average closing price per ADS on the New York Stock Exchange for the period prior to the issuance of the warrant, subject to customary anti-dilution and similar adjustments. In June 2009, we and ADM Capital revised the warrant agreement and modified the terms so that (i) the initial strike price decreased from US$5.64 per share to US$5.06 per share, (ii) upon the exercise of the put option by the warrant holders, we may, at its sole discretion, elect to settle the put price in (i) cash, (ii) shares or (iii) a combination of cash and shares and (iii) the number of ordinary shares we are obligated to issue upon the exercise of the put option by the warrant holders was capped. We may at our discretion settle the warrants in cash, ordinary shares or a mix of cash and ordinary shares. In May 2010, 498,612 ordinary shares in the form of ADSs were issued to ADM Capital in connection with its exercise of 825,000 warrants. In November 2010, 511,599 ordinary shares in the form of ADS were issued to ADM Capital in connection with its exercise of 825,000 warrants. In May 2011, 1,444,060 ordinary shares in the form of ADSs were issued to ADM Capital in connection with its exercise of 2,475,000 warrants. As a result, nil warrants remain outstanding as of the date of this annual report. All ordinary shares issued in connection with conversion of our senior secured convertible notes or the settlement in shares of any warrants granted to ADM Capital will be available for sale promptly after issuance, subject to compliance with applicable securities laws and rules.

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

In addition to Tianwei Yingli, we have also established or acquired subsidiaries in strategic locations in the PRC, including Tibet, Beijing, Shanghai, Lanzhou, Guangzhou, Hainan, Suzhou, Shangdong and Kunming, etc. to manufacture, assemble or sell PV modules and systems and ancillary materials.

In August 2007, we established Yingli Green Energy (International) Holding Company Limited, or Yingli International, a British Virgin Islands company limited by shares, as our wholly-owned subsidiary and the intermediate holding company primarily for expanding our international and domestic presence. Under Yingli International, we have established:

•	Yingli Energy (China) Company Ltd., or Yingli China, a PRC limited liability company, as a wholly-owned subsidiary of Yingli International. Yingli China is primarily engaged in the research, manufacturing, sale and installation of renewable energy products.

•	Yingli Green Energy Europe GmbH, or Yingli Europe, a German limited liability company, as a wholly-owned subsidiary of Yingli International. Yingli Europe is primarily engaged in the sale and marketing of PV products and relevant accessories in Europe.

•	Yingli Green Energy Greece Sales GmbH, or Yingli Greece, a German limited liability company, with Yingli International holding 60% equity interest in Yingli Greece. Yingli Greece is primarily engaged in the production, sale and marketing of PV products and relevant products in Greece, Cyprus, the Balkans and the Middle East.

•	Yingli Green Energy Americas. Inc., or Yingli Americas, a Delaware limited liability company, as a wholly-owned subsidiary of Yingli International. Yingli Americas is principally engaged in the production, sale and marketing of PV products and relevant accessories and investments in renewable energy projects.

•	Yingli Green Energy International Trading Limited, or YGE International Trading, as a wholly-owned subsidiary of Yingli China. YGE International Trading is a Hong Kong limited liability company. The principal business of YGE International Trading is the sale of PV products and purchase of raw materials.

•	Yingli Green Energy Italia S.R.L., or Yingli Italia, an Italian limited liability company, as a wholly-owned subsidiary of Yingli International. Yingli Italia is primarily engaged in the sale and marketing of PV products and relevant accessories in Italy.

•	Yingli Energy (Beijing) Co. Ltd., or Yingli Beijing, a PRC limited liability company, as a wholly-owned subsidiary of Yingli International. Yingli Beijing is primarily engaged in the sale and manufacture of PV modules and PV systems.

•	Yingli Green Energy Spain, S.L.U., or Yingli Spain, a Spanish limited liability company, as a wholly-owned subsidiary of Yingli International. Yingli Spain is primarily engaged in the sale and marketing of PV products, relevant accessories and investments in renewable energy projects, as well as after sales services.

•	Yingli Green Energy Singapore Company Pte. Limited, or Yingli Singapore, a Singapore limited liability company, as a wholly-owned subsidiary of Yingli International. Yingli Singapore is primarily engaged in the research and experimental development on electronics.

In January 2009, we completed the acquisition of Cyber Power Group Limited, or Cyber Power, which, through its principal operating subsidiary in China, Fine Silicon Co., Ltd., has started trial production of solar-grade polysilicon and is expected to reach its full production capacity of 3,000 tons of polysilicon per year by the end of 2011.

Our principal executive offices are located at No. 3055 Middle Fuxing Road, Baoding, Hebei Province, People’s Republic of China. Our telephone number at this address is (86 312) 8929-700 and our fax number is (86 312) 8929-800. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, New York, New York 10017. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

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

Our Convertible Senior Notes Offering and Secondary Offering

In December 2007, we completed our convertible senior notes offering and secondary offering, in which we offered and sold an aggregate principal amount of US$172.5 million zero coupon convertible senior notes due 2012 and raised an aggregate of US$168.2 million in proceeds, before expenses, and several of our shareholders sold an aggregate of 6,440,000 ordinary shares in the form of ADSs. As of December 31, 2010, most of the convertible senior notes due 2012 have been repaid while principal amount of US$1.2 million is still outstanding.

Our Guaranteed Senior Secured Convertible Notes

In January 2009, we entered into a note purchase agreement with Trustbridge, under the terms of which we have issued an aggregate amount of US$49.4 million of senior secured convertible notes due 2012 to Trustbridge or its affiliate. In June 2009, we issued 2,000,000 ordinary shares to Trustbridge as a result of the conversion of US$8.7 million of the senior secured convertible notes. In the third quarter of 2010, we issued 6,000,688 ordinary shares to Trustbridge as a result of the conversion of US$26.2 million of the senior secured convertible notes. Based on the conversion rate of 22,933 ordinary shares per US$100,000 in principal amount of the Convertible Notes, we would be required to issue an aggregate of 3,339,503 ordinary shares upon the conversion of the remaining outstanding principal amount of US$14.6 million of the Convertible Notes in the future. The relevant non-cash accounting charge will be amortized over the holding period of the remaining Convertible Notes, or expensed upon their conversion.

ADM Capital Warrants

In January 2009, Yingli China entered into a credit agreement with ADM Capital for a three-year loan facility of up to US$80.0 million for Yingli China’s production capacity expansion and general corporate uses. In April 2009, Yingli China drew down US$50.0 million of the loan facility and we entered into a warrant agreement whereby we issued to ADM Capital 4,125,000 warrants. Each warrant provides for the right to acquire one ordinary share at an initial strike price of US$5.64, which is based on the 20-trading day volume weighted average closing price per ADS on the New York Stock Exchange for the period prior to the issuance of the warrant, subject to customary anti-dilution and similar adjustments. In June 2009, we and ADM Capital revised the warrant agreement and modified the terms so that (i) the initial strike price decreased from US$5.64 per share to US$5.06 per share, (ii) upon the exercise of the put option by the warrant holders, we may, at our sole discretion, elect to settle the put price in (a) cash, (b) shares or (c) a combination of cash and shares and (iii) the number of ordinary shares we are obligated to issue upon the exercise of the put option by the warrant holders was capped. In May 2010, 498,612 ordinary shares in the form of ADSs were issued to ADM Capital in connection with its exercise of 825,000 warrants. In November 2010, 511,599 ordinary shares in the form of

ADSs were issued to ADM Capital in connection with its exercise of 825,000 warrants. In May 2011, 1,444,060 ordinary shares in the form of ADSs were issued to ADM Capital in connection with its exercise of 2,475,000 warrants. As a result, nil warrants remain outstanding as of the date of this annual report. See “Item 5.F. Operating and Financial Review and Prospects — Tabular Disclosure of Contractual Obligations.”

Follow-on Offering

In June 2009, we completed a follow-on public offering, in which we offered and sold an aggregate of 18,390,000 ordinary shares in the form of ADS, raising a total of US$227.3 million in net proceeds, and Yingli Power sold 3,000,000 ordinary shares of ADSs.

Medium-Term Notes Offering

On October 13, 2010, one of our principal operating subsidiaries, Tianwei Yingli, registered its plan to issue up to 2.4 billion RMB-denominated unsecured five-year medium-term notes, or the Registered Issue, with the PRC National Association of Financial Market Institutional Investors, or NAFMII. Under the Registered Issue, Tianwei Yingli successfully completed the issuance of RMB 1.0 billion (US$151.5 million) unsecured medium-term notes on October 13, 2010, or the “First Tranche Issue. The Registered Issue allows Tianwei Yingli to issue RMB-denominated unsecured five-year medium-term notes in two tranches on the PRC inter-bank debenture market. The First Tranche Issue was successfully completed on October 13, 2010 and will mature on October 13, 2015. Tianwei Yingli has an option to call the notes at the end of the third year from issuance. The First Tranche Issue bears a fixed annual interest rate of 4.3% in the first three years, which will increase to 5.7% in the remaining two years if Tianwei Yingli chooses not to call the notes on October 13, 2013. The second tranche with a principle amount of RMB 1.4 billion (US$212.1 million), or the Second Tranche Issue, was issued on May 10, 2011 and will mature on May 12, 2016. The Second Tranche Issue bears a fixed annual interest rate of 6.15%.

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

Overview

We are one of the leading vertically integrated photovoltaic, or PV, product manufacturers in the world. We design, manufacture and sell PV modules, and design, assemble, sell and install PV systems. With an overall annual manufacturing capacity of over 1,000 megawatts for each of crystalline polysilicon ingots and wafers, PV cells and PV modules as of the date of this annual report, we believe we are currently one of the largest manufacturers of PV products in the world as measured by annual manufacturing capacity. With our in-house polysilicon manufacturing capacity, which started trial production in late 2009, our current products and services substantially cover the entire PV industry value chain, ranging from the manufacture of polysilicon, crystalline polysilicon ingots and wafers, PV cells and PV modules to the manufacture of PV systems and the installation of PV systems. We believe we are one of the largest PV companies in the world to have adopted a vertically integrated business model. Our end-products include PV modules and PV systems in different sizes and power outputs. We sell PV modules under our own brand names, Yingli and Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, the United States, Italy, China, Spain, the Netherlands, Greece, Czech Republic, France, the United Kingdom, South Korea and Japan.

In 2002, we began producing PV modules with an initial annual manufacturing capacity of three megawatts and have significantly expanded production capacities of our PV products in the past to the current level. We currently plan to expand our overall annual manufacturing capacity of each of polysilicon ingots and wafers, PV cells and PV modules to 1,700 megawatts by the end of 2011 by building 600 megawatts of manufacturing capacity in Baoding, Hebei Province and an additional 100 megawatts of manufacturing capacity in Haikou, Hainan Province. In addition, through Fine Silicon, our in-house polysilicon production subsidiary, we expect to have a polysilicon production capacity of 3,000 tons per year by the end of 2011.

Our Products and Services

Our products and services include the manufacture of polysilicon ingots and wafers, PV cells, PV modules and integrated PV systems, which encompass substantially the entire PV industry value chain, with the manufacture of polysilicon feedstock being the only significant exception. In January 2009, we acquired Cyber Power, a development stage enterprise designed to produce polysilicon. Cyber Power, through its principal operating subsidiary, Fine Silicon, has started trial production of solar-grade polysilicon in late 2009 and is expected to reach its full production capacity of 3,000 tons per year by the end of 2011. However, we do not expect that our in-house polysilicon production capacity will meet our entire polysilicon needs in the near future.

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

Polysilicon Ingots and Blocks

A polysilicon ingot is formed by melting, purifying and solidifying polysilicon feedstock into a brick-shaped ingot. Majority of our ingots weigh up to 400 kilograms and reach the size of 840 millimeters x 840 millimeters x 250 millimeters. We began producing 420 kilogram multicrystalline polysilicon ingots with the size of 840 millimeters x 840 millimeters x 262 millimeters in December 2009. The polysilicon ingots are then cut into blocks. Our polysilicon blocks are generally available in the size of 156 millimeters x 156 millimeters x 250 millimeters. We use our polysilicon blocks to produce polysilicon wafers.

Polysilicon Wafers

The polysilicon blocks are then sliced into wafers with wire saws. Thinner wafers enable a more efficient use of polysilicon, and thus lower the cost per watt of power produced. The thickness of our wafers was 180 microns as of December 31, 2010. The diameter of our wires was 120 microns as of December 31, 2010. Our wafers are generally available in the size of 156 millimeters x 156 millimeters. At times historically when we had produced an excess amount of wafers as a result of the disparity in our wafer manufacturing capacity and the PV cell capacity, we provided the excess wafers to third-party toll manufacturers which processed wafers into PV cells and return the PV cells to us for a processing fee under toll manufacturing arrangements. We terminated our toll manufacturing arrangements with third-party toll manufacturers and have not made any such tolling manufacturing arrangements in 2008 and 2009. In 2010, we resumed our toll manufacturing arrangements with third-party toll manufacturers, which accounted for a very small percentage of our total production volume.

PV Cells

A PV cell is a device made from a polysilicon wafer that converts sunlight into electricity by a process known as the photovoltaic effect. The conversion efficiency of a PV cell is the ratio of electrical energy produced by the cell to the energy from sunlight that reaches the cell. The conversion efficiency of PV cells is determined to a large extent by the quality of wafers used to produce the PV cells, which is, in turn, determined by the mix of different types of polysilicon raw materials used in the ingot casting process. As a substantially vertically integrated PV product manufacturer, we have sought to optimize the ratio of expensive high-purity polysilicon to cheaper polysilicon scraps used in our feedstock mix so as to minimize production cost while we continue to improve our cell conversion efficiency rates. The annual average conversion efficiency for our multicrystalline cells was 15.6%, 16.2% and 16.5% in 2008, 2009 and 2010, respectively.

In addition, we have commercialized 300 megawatts of monocrystalline production capacity for each of monocrystalline ingots and wafers, cells and modules in Baoding, Hebei Province. The new production lines are designed to produce next-generation high efficiency monocrystalline PV cells based on the technology developed through Project PANDA, a collaboration project among us, the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells. On the 300 megawatts PANDA commercial lines, we achieved an average cell conversion efficiency rate of 18.5% in 2010, and reached a record cell conversion efficiency rate of 19.89% on trail production lines in the first quarter of 2011.

We generally use all of our PV cells in the production of our PV modules. In 2010, as we were able to achieve a utilization rate of our PV module production capacity above 100% to meet strong market demand, we purchased a small amount of PV cells from third parties to meet the excess PV module production capacity. We anticipate that the utilization of our PV module production capacity will remain at a level above the utilization of our PV cell production capacity. As a result, we may continue to purchase PV cells from third parties from time to time in the future to meet market demand.

PV Modules

A PV module is an assembly of PV cells that are electrically interconnected, laminated and framed in a durable and weatherproof package. Currently, most of our PV modules are made with PV cells produced by us. Historically, we used toll manufacturing arrangements on a limited scale, and most of our PV modules produced by third-party PV cell manufacturers under such toll manufacturing arrangements used polysilicon wafers produced by us. As the result of a utilization rate of our PV module production capacity above 100%, which exceed the utilization rate of our PV cell production capacity, a small portion of our PV modules were made with PV cells provided by third-party suppliers. Our PV modules are made with a frame design that we believe enhances their ability to withstand strong wind and vibrations. A majority of PV modules produced by us have outputs ranging from 150 to 270 watts. The following table sets forth the major types of modules produced by us:

			Optimum
		Maximum	Operating
Dimensions	Weight	Power	Voltage
(mm x mm)	(Kilograms)	(Watts)	(Volts)

1310 x 990	15.8	150 — 195	23
1650 x 990	19.5	200 — 245	29
1650 x 990	19.5	225 — 270	30

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

Manufacturing

We started producing PV modules in 2002 and started producing polysilicon ingots and wafers in October 2003 and PV cells in March 2004. As of the date of this annual report, we have the capacity to produce over 1,000 megawatts each of polysilicon ingots and wafers, PV cells and PV modules per year. We use our polysilicon wafers and PV cells as materials in the production of PV modules. Because our manufacturing capacity for polysilicon wafers had exceeded that for PV cells in the past, we had used toll manufacturing arrangements with third-party PV cell manufacturers to process the excess wafers into PV cells for us. We also purchased additional PV cells from third-party trading companies. As we have achieved the same level of manufacturing capacity for each of polysilicon wafers, PV cells and PV modules, we terminated our toll manufacturing arrangements with third-party toll manufacturers in 2008 and 2009. In 2010, we resumed our toll manufacturing arrangements with third-party toll manufacturers, which accounted for a very small percentage of our total production volume. In addition, as we have been able to achieve a utilization rate of our PV module production capacity above 100%, which exceed the utilization rate of our PV cell production capacity, we anticipate that we may continue to purchase PV cells from third parties from time to time in the future to meet the excess PV module production capacity resulted from such high utilization rate.

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

The following diagram illustrates our polysilicon production process:

Polysilicon Ingots.  The quality of polysilicon ingots determines, to a large extent, the quality of our final PV products. To produce polysilicon ingots, polysilicon is melted in a quartz crucible within a furnace. The melted polysilicon then undergoes a crystal growing process, gradually anneals and forms an ingot. To reduce the cost of polysilicon, we use a mix of high-purity polysilicon and lower-purity polysilicon, including polysilicon scraps such as the discarded tops and tails of ingots, pot scraps and broken or unused silicon wafers. Our employees undertake the labor-intensive process of sorting through the polysilicon feedstock to separate polysilicon that meets our specified standards for the production of ingots. The polysilicon feedstock used in the production of multicrystalline polysilicon ingots is not required to have the same level of purity as that used to produce monocrystalline silicon ingots. Nonetheless, impurities in polysilicon feedstock present a challenge to the production of polysilicon ingots because impurities are difficult to separate in the casting process. After years of research and development, we have developed a proprietary ingot casting technology that reduces casting time and enables the use of more lower-purity polysilicon, including polysilicon scraps, with minimal adverse effect on the quality of our PV modules.

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

The following diagram illustrates the PV module manufacturing process:

PV Systems.  PV system production involves the design, manufacturing, installation and testing of PV systems. We design PV systems according to our customers’ requirements. We integrate PV modules and other system components into PV systems by electronically interconnecting PV modules with system components such as inverters, storage batteries and electronic circuitry to produce, store and deliver electricity. For small PV systems such as portable electricity supply systems used for transmitter-receivers, we complete the integration and testing procedures in our facilities in Baoding before such systems are sold to the end-customers. For mid-sized PV systems such as PV lighting systems, we complete the integration process in Baoding, but install and test for our customers on-site. For large PV systems, such as on-grid solar power stations and stand-alone PV systems, we work with the customers on-site to design, install, test and oversee the system startup.

Manufacturing Capacity Expansion

In 2002, we began producing PV modules with an initial annual manufacturing capacity of three megawatts and have significantly expanded production capacities of our PV products in the past to the current level. We currently plan to expand our overall annual manufacturing capacity of each of polysilicon ingots and wafers, PV cells and PV modules to 1,700 megawatts by the end of 2011 by building 600 megawatts of manufacturing capacity in Baoding, Hebei Province and an additional 100 megawatts of manufacturing capacity in Haikou, Hainan Province. In addition, through Fine Silicon, our in-house polysilicon manufacturing plant, we expect to build a production capacity of 3,000 tons per year by the end of 2011.

The following table sets forth our production capacities for ingot and wafers, PV cells and PV modules at the end of each period indicated.

	As of December 31,
	2008	2009	2010
	(Megawatts)

Ingot and wafers	400	600	1,000
PV cells	400	600	1,000
PV modules	400	600	1,000

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

In 2008, 2009 and 2010, we purchased the substantial majority of our raw materials and other consumables (other than polysilicon) from approximately 10 to 15 overseas suppliers and the rest from Chinese suppliers. Where possible, we seek to procure raw materials and other consumables from suppliers with proven quality and cost advantages.

Polysilicon and polysilicon scraps are the most important raw materials used in our production process. Due to growing global demand for polysilicon, prices for polysilicon had increased substantially in the past few years until the fourth quarter in 2008. From the fourth quarter of 2008 to the second quarter of 2009, as the result of increased polysilicon manufacturing capacity and the decrease in the demand for polysilicon due to the recent global financial crisis, the price of polysilicon decreased significantly. Since the third quarter of 2010, the polysilicon price has rebounded due to the recovery of demand for PV products in main markets. Any significant increase of the price for polysilicon would materially, and adversely affect our profitability and results of operations. Our average purchase price of polysilicon per kilogram decreased by 28.9% in 2010 compared to 2009.

Historically, we have relied on spot market purchase to meet a significant portion of our polysilicon needs. In order to secure adequate and timely supply of high purity polysilicon and polysilicon scraps, we are actively seeking to further strengthen our relationships with our polysilicon suppliers and establish strategic relationships with them. We have entered into various purchase agreements and memorandums of understanding with local and foreign suppliers, including some of the world’s major polysilicon suppliers. Supplies under these purchase agreements started in early 2009. However, we cannot assure you that we will be able to secure sufficient quantities of polysilicon to support the expansion of our manufacturing capacity as currently planned.

From 2006 to 2010, we entered into seven long-term supply contracts with Wacker Chemie AG, or Wacker, a German polysilicon supplier, for supplies of polysilicon from 2009 through 2013, from 2009 through 2017, from 2010 through 2018, from 2009 through 2011, from 2010 through 2017, from 2011 through 2013 and from 2011 through 2018, respectively. In addition, we entered into two supply agreements in February 2008 with OCI Company Ltd., or OCI, formerly known as DC Chemical, for supplies of polysilicon for 2008 and for the period from 2009 through 2013, respectively, and in May 2008, we entered into a third polysilicon supply agreement with OCI for an additional supply of polysilicon from April 2008 to December 2008. From 2009 to the date of this annual report, we entered into another two long-term supply contracts with OCI, for supplies of polysilicon from 2011 through 2015 and from 2012 through 2018, respectively. We also entered into a polysilicon supply contract with Daqo New Energy Corp., or Daqo, formerly known as

Sailing, for polysilicon to be delivered from the fourth quarter of 2008 through the end of 2010. In August, 2010, we entered into another polysilicon supply agreement with Daqo for supplies of polysilicon from 2011 through 2012. In April 2011, we entered into a long-term polysilicon supply agreement with Hemlock Semiconductor Pte. Ltd., or Hemlock, for supplies of polysilicon from 2013 through 2020.

In January 2009, we acquired Cyber Power, which was then a development stage enterprise designed to produce polysilicon. Fine Silicon, the principal operating subsidiary of Cyber Power, started trial production of solar-grade polysilicon in late 2009 and is expected to reach its full production capacity of 3,000 tons per year by the end of 2011. However, we do not expect that our in-house polysilicon production capacity will meet our entire polysilicon needs in the near future.

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

We have received many types of international certifications for our products and quality assurance programs, which we believe demonstrates our technological capabilities and foster customer confidence. The following table sets forth the major certifications we have received and major test standards our products have met as of the date of this annual report:

Certification or Test Dates	Certification or Test Standard	Relevant Products

February 2004, and renewed in February 2010	ISO 9001: 2000 (renewed as ISO 9001:2008) quality system certification, established by the International Organization for Standardization, an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes.	The design and manufacturing of crystalline silicon solar modules, solar cells, multi-crystalline silicon wafers and multi-crystalline silicon ingots
April 2004 and renewed in December 2010	UL certification, authorized by Underwriters Laboratories Inc., an independent, not-for-profit product-safety testing and certification organization in the United States; evaluated in accordance to USL (Standard for Safety, Flat-Plate Photovoltaic Modules and Panels, UL 1703) and CNL (Canadian Other Recognized Document, ULC/ORD-C1703-01, Flat-Plate Photovoltaic Modules and Panels).	Certain models of PV modules

Certification or Test Dates	Certification or Test Standard	Relevant Products

August 2004, July 2005, January 2006, February 2007, May 2007, July 2007, June 2008, May 2009, November 2009, February 2010, August 2010, and November 2010	TÜ V certification, conducted by TÜ V Immissionsschutz und Energiesysteme GmbH, an independent approval agency in Germany, against the requirements of Safety Class II Test (Crystalline terrestrial Photovoltaic (PV) Modules — Design qualification and type approval, IEC61215:2005, Photovoltaic (PV) module safety qualification, IEC61730-1:2004 & IEC61730-2:2004) on PV modules.	Certain models of PV modules
January 2007 and renewed in February 2010	ISO 14001: 2004 certification for environment management system.	The design and manufacturing of crystalline silicon solar modules, solar cells, multi-crystalline silicon wafers and multi-crystalline silicon ingots
January 2007 and renewed in February 2010	BS OHSAS 18001: 2007 certification for occupational health and safety management system.	The design and manufacturing of crystalline silicon solar modules, solar cells, multi-crystalline silicon wafers and multi-crystalline silicon ingots

Markets and Customers

Our products are sold in various markets worldwide, including Germany, the United States, Italy, China, Spain, the Netherlands, Greece, Czech Republic, the United Kingdom, South Korea and Japan. The following table sets forth the revenues generated from our major markets as percentages of our total revenues for the periods indicated.

	Year Ended
	December 31,
	2008	2009	2010
	%	%	%

Germany	41.3	63.1	56.6
Spain	40.3	5.9	5.7
Italy	1.3	6.1	6.8
PRC	2.5	4.5	6.0
United States of America	1.7	2.0	9.7

For a breakdown of our net revenue by geographic regions for 2008, 2009 and 2010, see Note 22 to our audited consolidated financial statements included elsewhere in this annual report. For the revenue contributions by our customers that individually accounted for greater than 10% of our net revenues for 2008, 2009 and 2010, see Note 2(c) to our audited consolidated financial statements included elsewhere in this annual report.

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

Sales and Marketing

We currently sell our PV modules primarily to distributors, wholesalers, power plant developers and operators and PV system integrators. Our focus on specific types of customers depends largely on the demand in the specific markets. Distributors and wholesalers tend to be large volume purchasers. We also work with solar power plant developers and operators by supplying solar modules for select downstream projects. PV system integrators typically design and sell integrated systems that include our branded PV modules along with other system components. Some of the PV system integrators also resell our modules to other system integrators.

We also sell our integrated PV systems in China to end-users directly or to large contractors who use our PV systems in their electricity projects. We employ a total of approximately 200 marketing and sales personnel at our headquarters in Baoding and also in Tibet, Beijing, Shanghai, Lanzhou, Suzhou, Guangzhou, Shandong, Hainan and Kunming. We target our sales and marketing efforts at companies in selected industry sectors, including telecommunications, public utilities and transportation. We believe we are one of the leading suppliers of integrated PV systems to mobile communications companies in China based on the wattage of PV systems installed. We believe the adoption of China’s Renewable Energy Law and the PRC government’s commitment to develop renewable energy sources will contribute to rapid growth of the PV market in China. We plan to leverage our existing relationships with end-users to increase our sales in China, especially our sales of PV systems. As part of our effort to expand overseas, we have built a sales team of 48 representatives located in Germany, Spain, Italy, Greece, France, Singapore and the United States, and expect to further expand our overseas sales force.

In order to avoid brand confusion and build more direct relationships with our customers, we have actively promoted our brand name through participation in trade shows and exhibitions, advertisements on newspapers and trade magazines and various sponsorships. For example, to strengthen our leadership position in our existing markets and to establish our presence in emerging markets, we became an official sponsor of the 2010 FIFA World Cuptm in South Africa. Our sponsorship agreement for the 2010 FIFAWorld Cuptm gives us global marketing rights, including certain ticket, perimeter-board advertising, and media rights as well as the right to showcase our solar products at the fan zones in the FIFAWorld Cuptm stadiums. The agreement also gives us the right to place our company logo next to the FIFA World Cuptm Official Emblem and advertise or promote our products and services. We also participated in FIFA’s “Football for Hope” efforts by contributing our expertise in renewable energy for the “20 Centers for 2010” and “Green Goal” programs. On January 22, 2011, we became an Official Premium Partner of FC Bayern München, or FCB, one of the most successful and popular football clubs in the world. Our sponsorship as an Official Premium Partner in the renewable energy business sector commences the second leg of season 2010/2011 and continues until the end of season 2013/2014. Under this sponsorship, we have a series of marketing rights, including ticketing and hospitality, advertising and media/public relations as well as the right to market and sell our solar products in the official FCB fan shops.

Customer Support and Services

We provide customer support and service in China through dedicated teams of technical service personnel located in Baoding, Tibet, Beijing, Shanghai, Lanzhou, Suzhou, Guangzhou, Shandong, Hainan and Kunming. Our customer support and service teams coordinate their activities with the marketing, technology, quality and manufacturing departments.

We provide customer support and service to overseas customers through our overseas subsidiaries and regional headquarters located in our major markets, such as Germany, Spain, Italy, Greece, France, Singapore and the United States. Currently, our PV modules sold to customers outside of China typically carry a five-year limited warranty for defects in materials and workmanship, although historically our PV modules were typically sold with a two-year limit warranty for such defects. In addition, our PV modules typically carry a ten-year and twenty-five-year limited warranty against declines of initial power generation capacity by more than 10.0% and 20.0%, respectively. As a result, we bear the risk of extensive warranty claims long after we sell our products and recognize revenues. In connection with our PV system installation projects in China, we provide a one- to five-year warranty for our modules, storage batteries, controllers and inverters. Because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate, and because our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty provided by us for our products will be adequate in light of the actual performance of our products. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Unsatisfactory performance or defects in our products may cause us to incur warranty expenses, damage our reputation and cause our sales to decline.”

Intellectual Property

We have registered our trademarks “Yingli” and “Yingli Solar” in China. We have full rights to use “Yingli Solar” in a number of foreign jurisdictions where we sell or plan to sell our products, including all members of the European Union, the United States and Canada. As of the date of this annual report, we had a total of 60 issued patents in China and had made 70 patent applications. We rely on a combination of patent, trademark, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Other than the know-how available in the public domain, we have developed in-house unpatented technical know-how that we use to manufacture our products. Many elements of our manufacturing processes involve proprietary know-how, technology or data, either developed by us in-house or transferred to us by our equipment suppliers, which are not covered by patents or patent applications, including manufacturing technologies and processes and production line and equipment designs. We have taken security measures to protect these elements. Substantially all of our research and development personnel are parties to confidentiality, non-competition and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop during their terms of employment with us. We also take other precautions, such as internal document and network assurance and using a separate dedicated server for technical data. We have not had any material intellectual property claims since our inception. See “Item 3.D. Risk Factor — Risks Related to Us and the PV Industry — Our limited intellectual property protection inside and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.”

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

In 2008, 2009 and 2010, a significant portion of our revenues have been derived from overseas markets, including Germany, the United States, Italy, Spain, the Netherlands, Greece, Czech Republic, the United Kingdom, South Korea and Japan, and we expect these trends to continue. In these markets, we compete with both local and international producers of solar products, including the solar energy divisions of large conglomerates such as BP Solar and Sharp Corporation, PV module manufacturers such as SunPower Corporation, thin film solar module manufacturers such as First Solar, Inc., and integrated PV product manufacturers such as SolarWorld AG, Renewable Energy Corporation, Suntech Power Holdings Co., Ltd., and Trina Solar Limited.

We may also face competition from new entrants to the PV market, including those that offer more advanced technological solutions or that have greater financial resources, such as semiconductor manufacturers, several of which have announced their intention to start production of PV cells and PV modules. A significant number of our competitors are developing or currently producing products based on PV technologies which may believe to be more advanced, including amorphous silicon, string ribbon and nano technologies, which eventually offer cost advantages over the crystalline polysilicon technologies currently used by us. A widespread adoption of any of these technologies could result in a rapid decline in demand for our products and a resulting decrease in our revenues if we fail to adopt such technologies. In addition, like us, some of our competitors have become, or are becoming, vertically integrated in the PV industry value chain, from silicon ingot manufacturing to PV system sales and installation. This could further erode our competitive advantage as a vertically integrated PV product manufacturer. In addition, our competitors may also enter into the polysilicon manufacturing business, which may provide them with cost advantages. Furthermore, the entire PV industry also faces competition from conventional energy and non-solar renewable energy providers.

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

Insurance

We maintain an insurance policy covering losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our inventory, fixed assets and on-going projects amounted to approximately RMB 9,204.1 million as of the date of this annual report. We also maintain insurance policies in respect of marine, air and inland transit risks of our products. In addition, we have obtained product liability insurance coverage. The insurance policy covers bodily injuries and property damages caused by the products we sold, supplied or distributed up to specified limits. We do not maintain any insurance coverage for business interruption or key-man life insurance on our executive officers. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We have limited insurance coverage and may incur losses resulting from business interruption or natural disasters.”

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

On March 23, 2009, the Ministry of Finance issued the Provisional Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, which outline a subsidy program dedicated to rooftop PV systems with a minimum capacity of 50 kilowatt-peak.

In July 2009, the PRC government announced a new program of incentives for the development of 500 megawatts of large-scale PV projects throughout the country over two to three years. Under this program, on-grid PV projects of at least 300 kilowatts will be eligible for subsidies of 50%. Projects in remote areas with no access to the electricity grid will be eligible for subsidies of 70%.

In July 2010, the Ministry of Housing and Urban-Rural Development issued the “City Illumination Administration Provisions” or the Illumination Provision. The Illumination Provisions encourage the installation and use of renewable energy system such as PV systems in the process of construction and re-construction of city illumination projects.

On October 10, 2010, the State Council of China promulgated a decision to accelerate the development of seven strategic new industries. Pursuant to this decision, the PRC government will promote the popularization and application of solar thermal technologies by increasing tax and financial policy support, encouraging investment and providing other forms of beneficial support.

In March 2011, the National People’s Congress approved the Outline of the Twelfth Five-Year Plan for National Economic and Social Development of the PRC, which includes a national commitment to promote the development of renewable energy and to enhance the competitiveness of the renewable energy industry.

On March 8, 2011, the Ministry of Finance and the Ministry of Housing and Urban-Rural Development jointly promulgated the Notice on Further Application of Renewable Energy in Building Construction, which aims to raise the percentage of renewable energy used in buildings.

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

Tianwei Yingli, which is registered and operates in a “national high-tech zone” in Baoding, China, qualified as a “high and new technology enterprise” under the former Income Tax Law of China for Enterprises with Foreign Investment and Foreign Enterprises, or the FIE Income Tax Law and as a result had been entitled to a preferential income tax rate of 15% through 2007. In accordance with the FIE Income Tax Law and its implementation rules, as a foreign invested enterprise primarily engaged in manufacturing and in operation for more than ten years, Tianwei Yingli was entitled to a two-year exemption from the 15% enterprise income tax for two years from its first profit-making year following its conversion into a Sino-foreign equity joint venture company, specifically 2007 and 2008, and a 50% reduction in the subsequent three years, from 2009 to 2011. Under the EIT Law and the various implementation rules, Tianwei Yingli continues to enjoy its unexpired tax holiday which is applied to the new income tax rate of 25%, resulting in a tax rate of 0% for 2008, 12.5% for 2009 to 2011 and 25% thereafter. Yingli China was established in October 2007 and was recognized by the Chinese government in December 2008 as a “high and new technology enterprise”. The preferential enterprise income tax rate of 15% was applicable to Yingli China from 2008 to 2010 and the income tax rate will be 25% thereafter. In addition, Fine Silicon was recognized by the Chinese government in November 2009 as a “new and high technology enterprise” and is entitled to the preferential enterprise income tax rate of 15% from 2009 to 2011 and the income tax rate will be 25% thereafter.

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

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Under the implementation rules for the EIT Law issued by the State Council, a “de facto management body” is defined as a body that has substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties and other factors of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated the Notice Regarding Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, which sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. If the PRC tax authorities determine that Yingli Green Energy and some of our subsidiaries, such as Yingli International, Yingli Capital, Yingli Hong Kong, Cyber Power and Cyber Lighting, are PRC resident enterprises, we and such subsidiaries may be subject to the enterprise income tax at the rate of 25% as to our global income. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — We and some of our subsidiaries may be deemed PRC resident enterprises under the EIT Law and be subject to PRC taxation as to our worldwide income.”

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

The EIT Law and its implementation rules provide that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules for the EIT Law issued by the State Council, a “de facto management body” is defined as a body that has substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties and other factors of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated SAT Circular 82 which sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries.

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

(1)	Indicates jurisdiction of incorporation.

(2)	The principal business of Tianwei Baobian is the manufacture of large electricity transformers. The common shares of Tianwei Baobian are listed on the Shanghai Stock Exchange. Tianwei Baobian is controlled and 51.1% owned by Baoding Tianwei Group Co., Ltd., or Tianwei Group, a wholly state-owned limited liability company established in the PRC, which is in turn controlled by China South Industries Group Corporation.

(3)	Indicates the percentage as of the date of this annual report.

(4)	The principal business of Cyber Power is investment in polysilicon manufacturing, provision of financing services and execution of other commercial and financing activities.

(5)	The principal business of Yingli International is the sale and marketing of PV products and relevant accessories and investments in renewable energy projects.

(6)	The principal business of Tianwei Yingli is the design, manufacture and sale of PV modules and the design, assembly, sale and installation of PV systems.

(7)	The principal business of Cyber Lighting is investment in polysilicon manufacturing, provision of financing services and execution of other commercial and financing activities.

(8)	The principal business of Yingli Americas is the sale and marketing of PV products and relevant accessories and investments in renewable energy projects.

(9)	The principal business of Yingli Europe is the sale and marketing of PV products and relevant accessories in Europe.

(10)	The principal business of Yingli Greece is the sale and marketing of PV products and relevant products in Greece, Cyprus, the Balkans and the Middle East.

(11)	The principal business of Yingli Italia is the sale and marketing of PV products and relevant accessories in Italy.

(12)	The principal business of Yingli Spain is the sale and marketing of PV products, relevant accessories and investments in renewable energy projects, as well as after sales services.

(13)	The principal business of Yingli Singapore is the research and experimental development on electronics.

(14)	The principal business of Yingli China is the research, manufacture, sale and installation of renewable energy products.

(15)	The principal business of Yingli Beijing is the sale and manufacture of PV modules and PV systems.

(16)	The principal business of Fine Silicon is the manufacture of solar-grade and electronic-grade polysilicon.

(17)	The principal business of Yingli France is the sale and marketing of PV products and relevant accessories in France and French overseas territories.

(18)	The principal business of Yingli International Trading is import and export trading, investments holding.

(19)	The principal business of Hainan Yingli is the research, manufacture, sale and installation of renewable energy products.

D.  Property, Plant and Equipment

Our principle executive offices are located at No. 3055 Fuxing Middle Road in the National New and High-technology Industrial Development Zone in Baoding, China. We conduct our research, development, manufacturing and management in sites located in Baoding, Hebei Province and Haikou, Hainan Province:

			Plant Size	Duration	Floor Area
Facility			(Square	of Land	(Square	Major
Number	Products	Location	Meters)	Use Right	Meters)	Equipment

1.	Ingots, wafers, cells, modules	No. 3055 Fuxing Middle Road, Baoding, Hebei Province	25,842.1	March 2006 to June 2050 (a plot of 24,579.1 square meters); December 2006 to November 2050 (a plot of 1,263 square meters)	17,924.04	Furnaces,
wire saws,
wires quarters,
diffusion furnace,
sintering furnace,
PECVD antireflection
coatings
manufacturing
equipment,
automatic
printer, laminating
machine, solar
cell module
production line
before and after
component
lamination,
automatic
glue-spreads’
working station,
solar cell
module testing
device

			Plant Size	Duration	Floor Area
Facility			(Square	of Land	(Square	Major
Number	Products	Location	Meters)	Use Right	Meters)	Equipment

2.		No. 3399 North Chaoyang Avenue, Baoding, Hebei Province	232,158	December 2009 to December 2056 (a plot of 104,745 square meters); December 2009 to December 2056 (a plot of 102,886 square meters); and August 2010 to April 2060 (a plot of 24,527 square meters)	316,029.47
3.		West Hengyuan Road, Baoding, Hebei Province	207,036	February 2010 to November 2059 (a plot of 163,579 square meters); December 2010 to December 2012 (a plot of 43,457 square meters)
4.		No. 722 Cuiyuan Street, Baoding, Hebei Province	11,698	September 2006 to August 2056 (a plot of 5,807 square meters) ; September 2006 to December 2049 (a plot of 5,891 square meters)	4,537.27

			Plant Size	Duration	Floor Area
Facility			(Square	of Land	(Square	Major
Number	Products	Location	Meters)	Use Right	Meters)	Equipment

5.		No. 333 North Lekai Avenue, Baoding, Hebei Province	15,442.7	October 2008 to June 2049 (a plot of 6,745.7 square meters); October 2008 to December 2056 (a plot 8,697 square meters)	11,100
6.		Shiziling Industrial Park, National Hi-Tech Development Zone, Haikou, Hainan Province	181,339.31	March 2010 to September 2057	144,073.48
7.	Polysilicon	No.2666 North Xiangyang Street, Baoding, Hebei Province	544,534	February 2009 to February 2059	38,073.785	SAH reactor, STF reactor, salane reactor, CVD reactor

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

We are one of the leading vertically integrated PV product manufacturers in the world. We design, manufacturer and sell PV modules, and design, assemble, sell and install PV systems. We sell PV modules to PV system integrators and distributors located in various markets around the world, including Germany, the United States, Italy, China, Spain, the Netherlands, Greece, Czech Republic, France, the United Kingdom, South Korea and Japan. Currently, we also sell PV systems, primarily to customers in China.

Our manufacturing capacity and operations have grown significantly since we completed construction of our first manufacturing facilities for PV modules in 2002. We use most of the polysilicon, polysilicon ingots and wafers and PV cells we produce for the production of PV modules, which we sell to third-party customers. We sold 281.5 megawatts, 525.3 megawatts and 1,061.6 megawatts of PV modules in 2008, 2009 and 2010, respectively. In addition, in January 2009, we completed the acquisition of Cyber Power, which, through its principal operating subsidiary in China, Fine Silicon, started trial production of solar-grade polysilicon in late 2009 and is expected to reach its full production capacity of 3,000 tons per year by the end of 2011. With our in-house polysilicon manufacturing capacity, our current products and services substantially cover the entire PV industry value chain, ranging from the manufacture of polysilicon, multicrystalline polysilicon ingots and wafers, PV cells and PV modules to the manufacture of PV systems and the installation of PV systems.

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

Industry Demand

Our business and revenue growth depend on the market demand for PV products. Although solar power technology has been used for several decades, the PV market grew significantly only in the past several years. According to PHOTON Consulting, the global PV market, as measured by annual PV system installation at end-user locations, increased from 1.6 gigawatts in 2005 to 18.4 gigawatts in 2010. In addition, as of May 3, 2011, PHOTON Consulting forecasted global PV industry revenues and PV system installations to be US$159 billion (Total solar power installations revenue pool) and 51 gigawatts in 2015, respectively. However, demand for our PV products also depends on the general economic conditions in our target markets. Since the second half of 2008, economies around the world, including those in our target markets, have experienced a period of slow economic growth as compared to prior years. Partly as a result of these weakened worldwide macroeconomic conditions, the growth in demand for PV modules had declined significantly from the fourth quarter of 2008 to the second quarter of 2009. Starting from the second quarter of 2009, the macroeconomic environment began to improve, which lead to an increase of demand for our products. However, we cannot assure you that such recovery will continue or be sustained or will ultimately have a positive effect on the general operating environment of our industry.

Government Subsidies and Economic Incentives

We believe that the near-term growth of the market for PV products depends in part on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of electrical power generated from conventional fossil fuels such as coal and natural gas. As a result, governments in many countries, including Germany, Spain, Italy, France, South Korea, the United States, China, Greece, Israel, South Africa, the United Kingdom, India, Australia, Thailand, Singapore, Japan and Czech Republic have provided subsidies and economic incentives for the use of renewable energy such as solar power to reduce dependency on conventional fossil fuels as a source of energy. These subsidies and economic incentives have been in the form of capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and manufacturers of solar power products, including PV products.

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

The PRC Renewable Energy Law, which became effective on January 1, 2006, sets forth policies to encourage the development and use of solar energy and other non-fossil fuel renewable energy. On December 26, 2009, the Standing Committee of the National People’s Congress adopted an amendment to the 2006 Renewable Energy Law, or the Amended Renewable Energy Law, which became effective on April 1, 2010. While the 2006 Renewable Energy Law has laid the legal foundation for developing renewable energy in China, the Amended Renewable Energy Law has introduced practical implementing measures to enhance such development. It provides, among others, that the State will set up a special fund, referred to as the renewable energy development fund, the proceeds of which may be used to support renewable energy scientific research, finance rural clean energy projects, build independent power systems in remote areas and islands, and build information networks to exploit renewable energy. It is anticipated that China will publish more detailed implementing rules for the Amended Renewable Energy Law, which may include those relating to the operation and administration of the renewable energy development fund. On March 23, 2009, the Ministry of Finance issued the Provisional Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, which outline a subsidy program dedicated to rooftop PV systems with a minimum capacity of 50 kilowatt-peak. While we believe this subsidy program will be positive for the development of the Chinese solar sector, the specifics of the implementation of the subsidy program have not yet been made public and we cannot predict with certainty the impact of such subsidy program on our business. If this subsidy program succeeds in significantly increasing the installation of rooftop PV system in China or if the PRC government adopts other subsidy programs or economic incentives for the development and use of solar energy, the demand for our PV modules and PV systems may be significantly affected by such subsidies and economic incentives, which may have a positive impact on our results of operations. In July 2009, the PRC government announced a new program of incentives for the development of 500 megawatts of large-scale PV projects throughout the country over two to three years. Under this program, on-grid PV projects of at least 300 kilowatts will be eligible for subsidies of 50%. Projects in remote areas with no access to the electricity grid will be eligible for subsidies of 70%. In 2010, the PRC government also enacted a revised Renewable Energy Law giving clearer guidance to address issues in the existing legislation and affirming the role of the government in organization and planning, as well as switching the purchasing system for renewable energy from a mandatory system o a guaranteed purchase scheme. These guaranteed purchase principles make electricity distributors more willing to purchase renewable energy by more clearly defining the relationship between electricity distributors and power generation businesses in terms of rights and responsibilities. The law also gives guarantees regarding the launch of future on-grid pricing systems or feed-in tariffs for renewable energy. In 2010, newly installed capacity for solar power systems in China reached 400 megawatts, according to the European Photovoltaic Industry Association. As China’s 12th Five Year Plan specified renewable energy sources as focal points for development, the Chinese on-grid solar market is expected to continue growing. In December 2010, we have been selected as a major PV module supplier to the Golden Sun Program, which is sponsored by Ministry of Finance of China (the “Program”). 272 megawatts PV systems were announced under the Program, to which we are expected to supply approximately 70% of PV modules. We received an advance payment of RMB749.4 million (US$113.5 million), or 35% of the total purchase price, in December 2010.

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

Capacity

In order to take advantage of expected market demand for PV products, we have been expanding our manufacturing capacity. We started producing PV modules in 2002 with initial manufacturing capacity of three megawatts, polysilicon ingots and wafers in October 2003 with initial manufacturing capacity of six megawatts and PV cells in March 2004 with initial annual manufacturing capacity of three megawatts. In accordance with our business model of a vertically integrated PV product manufacturer, we expanded our manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules to 400 megawatts as of December 31, 2008, 600 megawatts as of December 31, 2009, and 1,000 megawatts as of December 31, 2010.

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

Currently, we are in the process of further expanding our production capacity by building 600 megawatts of monocrystalline PV manufacturing capacity in Baoding, Hebei Province and an additional 100 megawatts of multicrystalline PV manufacturing capacity in Haikou, Hainan Province. Combined with our existing capacity, these expansion projects are expected to bring our total overall annual production capacity to 1,700 megawatts of PV products by the end of 2011.

In addition, Fine Silicon, our in-house polysilicon production subsidiary, has started trial production of solar-grade polysilicon since late 2009 and is expected to reach its full production capacity of 3,000 tons per year by the end of 2011.

Competition and Product Pricing

PV modules, which are currently our principal products, are priced primarily on the basis of the number of watts of electricity they generate and the market price per watt for PV modules. We price our PV modules based on the prevailing market prices at the time we enter into sales contracts with our customers or as our customers place their purchase orders with us, taking into account various factors including, among others, the size of the contract or the purchase order, the strength and history of our relationship with a particular customer and our polysilicon costs. We believe that the quality of our PV products and our low-cost manufacturing capabilities have enabled us with flexibility in adjusting the price of our products in accordance with our sales strategy and market demands.

Since 2003 and until the beginning of the fourth quarter of 2008, the average selling prices of PV modules had been rising across the industry, primarily due to the high demand for PV modules as well as rising polysilicon costs during the same period. The weakened demand for PV modules due to weakened macroeconomic conditions, combined with the increased supply of PV modules due to production capacity expansion by PV module manufacturers worldwide in recent years, has caused the price of PV modules to decline beginning in the fourth quarter of 2008. The credit market conditions have improved since the second quarter of 2009, which has contributed to an overall increase in the demand for our products in the second half of 2009. However, decreasing costs of raw materials continued to put pressure on the selling prices of the PV modules. The average selling prices in 2010 declined during the first, the second and the third quarter, and slightly bounced back in the fourth quarter of 2010 which was primarily attributable to the robust market demand, broader recognition of our premium brand and diversified customer base. However, we expect that the prices of PV products, including PV modules, may continue to decline in 2011 due to reduced government subsidies. Fluctuations in prevailing market prices may have a material effect on the prices of our PV modules and our profitability, particularly if prices of PV modules continue to decline or if prices of PV modules rise at a slower pace than the cost of polysilicon increases.

We sell our PV modules primarily through sales contracts with a term of less than one year and are obligated to deliver PV modules according to pre-agreed prices and delivery schedules.

Availability and Price of Polysilicon

High purity polysilicon and polysilicon scraps are the most important raw materials used in our manufacturing process. Until the third quarter of 2008, an industry-wide shortage of high purity polysilicon coupled with rapidly growing demand from the solar power industry caused rapid increases of high purity polysilicon prices. However, during the fourth quarter of 2008 and the first half of 2009, high purity polysilicon prices declined sharply as a result of significant new manufacturing capacity coming on line and falling demand for solar power products and semiconductor devices resulting from the global financial crisis and credit market conditions. Since the third quarter of 2010, the polysilicon price has rebounded due to the recovery of demand for PV products in main markets. Our average purchase price of polysilicon per kilogram decreased by 28.9% in 2010 compared to 2009.

The average price of polysilicon over the medium to long term will depend on a number of factors, including the macroeconomic environment, the scope and progress of current and future manufacturing capacity expansion plans of the polysilicon suppliers, the level of demand for polysilicon from the PV and semiconductor industries and any changes in government regulations and subsidies in respect of PV and other alternative energy industry that may significantly affect the demand outlook for polysilicon. We believe that none of these factors can be predicted with reasonable certainty as of the date of this annual report, and the average price of polysilicon may increase or decrease significantly over the medium to long term as a result of any combination of such factors.

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

Historically, we have relied on spot market purchase to meet a significant portion of our polysilicon needs. In order to secure adequate and timely supply of high purity polysilicon and polysilicon scraps, we have historically entered into various purchase agreements and memorandums of understanding with local and foreign suppliers, including some of the world’s major polysilicon suppliers. Supplies under these purchase agreements started in early 2009. In response to the significant decrease in polysilicon price since the fourth quarter of 2008, we have renegotiated with our suppliers to reduce the purchase price for a substantial amount of polysilicon supplied under certain of our prior polysilicon supply contracts. We cannot assure you that we will be able to secure sufficient quantities of polysilicon and polysilicon scraps to support the expansion of our manufacturing capacity as currently planned. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We had experienced, and may experience in the future, industry-wide shortage of polysilicon. Our failure to obtain polysilicon in sufficient quantities, of appropriate quality and in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which will reduce, and limit the growth of, our manufacturing output and revenue.”

From 2006 to 2010, we entered into seven long-term supply contracts with Wacker Chemie AG, or Wacker, a German polysilicon supplier, for supplies of polysilicon from 2009 through 2013, from 2009 through 2017, from 2010 through 2018, from 2009 through 2011, from 2010 through 2017, from 2011 through 2013 and from 2011 through 2018, respectively. In addition, we entered into two supply agreements in February 2008 with OCI Company Ltd., or OCI, formerly known as DC Chemical, for supplies of polysilicon for 2008 and for the period from 2009 through 2013, respectively, and in May 2008, we entered into a third polysilicon supply agreement with OCI for an additional supply of polysilicon from April 2008 to December 2008. From 2009 to the date of this annual report, we entered into another two long-term supply contracts with OCI, for supplies of polysilicon from 2011 through 2015 and from 2012 through 2018, respectively. We also entered into a polysilicon supply contract with Daqo New Energy Corp., or Daqo, formerly known as Sailing, for polysilicon to be delivered from the fourth quarter of 2008 through the end of 2010. In August, 2010, we entered into another polysilicon supply agreement with Daqo for supplies of polysilicon from 2011 through 2012. In April 2011, we entered into a long-term polysilicon supply agreement with Hemlock Semiconductor Pte.Ltd., or Hemlock, for supplies of polysilicon from 2013 through 2020.

In January 2009, we acquired Cyber Power, which was then a development stage enterprise designed to produce polysilicon. Fine Silicon, the principal operating subsidiary of Cyber Power, started trial production of polysilicon in late 2009 and is expected to reach its full capacity of 3,000 tons per year by the end of 2011. However, we do not expect that our in-house polysilicon production capacity will meet our entire polysilicon needs in the near future.

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

We continually make efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our PV cells. We employ a number of techniques to reduce our production costs while striving to reach a PV cell conversion efficiency ratio that is on par with or above an acceptable range. For example, we use polysilicon feedstock that mixes high purity polysilicon with polysilicon scraps, which is substantially less expensive than high purity polysilicon, at a ratio which we believe yields an enhanced balance of cost and quality. Our research and development team continues to focus on finding ways to improve our manufacturing technology and reduce manufacturing costs without compromising the quality of our products.

For our newly adopted monocrystalline PV technologies, we have been in collaboration with the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells, to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells since June 2009. Our 300 megawatts of PANDA production capacity for each of monocrystalline ingots and wafers, cells and modules in Baoding, Hebei Province has started initial production in July 2010. On the PANDA commercial lines, we achieved an average cell conversion efficiency rate of 18.5 in 2010, and reached a record cell conversion efficiency rate of 19.89% on trail production lines.

Net Revenues

We currently derive net revenues from three sources:

•	sales of PV modules, which are currently our principal source of revenues and are primarily driven by market demand as well as our manufacturing capacity;

•	sales of PV systems, which consist of sales of PV systems and related installation services; and

•	other revenues, which consist primarily of sales of raw materials and low efficiency PV cells.

The following table sets forth each revenue source as a percentage of total consolidated net revenues for the periods indicated.

	2008		2009		2010
		% of Total		% of Total			% of Total
		Net		Net			Net
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue
	(In thousands, except percentages)

Net revenues:
Sales of PV modules	7,445,790	98.6%	7,158,441	98.7%	12,276,854	1,860,129	98.2%
Sales of PV systems	27,584	0.4	50,197	0.7	56,662	8,585	0.5
Other revenues	79,641	1.0	46,231	0.6	166,471	25,223	1.3

Total net revenues	7,553,015	100.0%	7,254,869	100.0%	12,499,987	1,893,937	100.0%

Our net revenues are net of business tax, value-added tax, city construction tax and education surcharge. Key factors affecting our net revenues include the average selling price per watt and wattage of our PV modules sold.

We have been dependent on a limited number of customers for a significant portion of our revenues. In 2008, 2009 and 2010, sales to customers that individually exceeded 10% of our consolidated net revenues accounted for 11.6%, 16.9% and 12.0% of our consolidated net revenues, respectively. Our largest customers have changed from year to year due to the rapid growth of the sales of our PV modules, our diversification into new geographic markets and our ability to find new customers willing to place large orders with us.

We currently sell most of our PV modules to customers located in Europe. The following table sets forth our total consolidated net revenues by geographic region for the periods indicated:

	For the Year Ended December 31,
	2008		2009		2010
		% of Total		% of Total			% of Total
Country/Region	Revenues	Revenues	Revenues	Revenues	Revenues		Revenues
	RMB		RMB		RMB	US$
	(In thousands, except percentages)

Europe:
Germany	3,118,713	41.3%	4,575,675	63.1%	7,078,239	1,072,460	56.6%
Spain	3,041,767	40.3	431,520	5.9	704,355	106,720	5.7
Italy	95,237	1.2	445,861	6.1	853,788	129,362	6.8
France	291,814	3.9	99,915	1.4	236,522	35,837	1.9
Belgium	58,716	0.8	163,091	2.3	—	—	—
Netherlands	—	—	348,710	4.8	471,889	71,498	3.8
Czech Republic	—	—	174,405	2.4	286,901	43,470	2.3
Cyprus	—	—	162,064	2.2	5,264	798	0.1
Greece	12,276	0.2	76,984	1.1	453,050	68,644	3.6
United Kingdom	10,399	0.1	9,331	0.1	174,875	26,496	1.4
Rest of Europe	4,224	0.0	5,087	0.1	41,582	6,300	0.3
Subtotal — Europe	6,633,146	87.8	6,492,643	89.5	10,306,465	1,561,585	82.5
China	186,488	2.5	328,505	4.5	745,917	113,018	6.0
Hong Kong	—	—	56,862	0.8	16,500	2,500	0.1
United States	127,743	1.7	147,383	2.1	1,216,962	184,388	9.7
Japan	309,421	4.1	1,819	0.0	22,854	3,463	0.2
South Korea	287,193	3.8	218,135	3.0	154,769	23,450	1.2
Rest of World	9,024	0.1	9,522	0.1	36,520	5.533	0.3

Total net revenues	7,553,015	100.0%	7,254,869	100.0%	12,499,987	1,893,937	100.00%

All of our net revenues from sales of PV systems are currently derived from China.

Cost of Revenues

Our cost of PV module sales consists primarily of:

•	Polysilicon. The cost of high-purity polysilicon and polysilicon scraps is the largest component of our total cost of revenues. We purchase polysilicon from various suppliers, including silicon manufacturers and distributors.

•	Other Raw Materials. Other raw materials include crucibles, silicon carbides, cutting fluid, steel cutting wires, alkaline detergents, metallic pastes, laminate materials, silica gel, tempered glass, aluminum frames, solder, junction boxes, cables, connectors and other chemical agents and electronic components.

•	Toll Manufacturing. We process silicon raw materials into ingots and produce wafers, PV cells and PV modules in-house. As our PV cell manufacturing capacity could be less than the production capacities for our wafers and PV modules, we may have to send a portion of excess wafers to third-party PV cell manufacturers and receive PV cells from them under toll manufacturing arrangements which are then used to produce our PV modules. The cost of producing PV cells through a toll manufacturing arrangement is typically higher than the cost of producing them in-house. We terminated our toll manufacturing arrangements in 2008 and 2009. In 2010, we resumed toll manufacturing arrangements with third-party toll manufacturers, which accounted for a very small percentage of our production volume.

•	Direct Labor. Direct labor costs include salaries and benefits for personnel directly involved in the manufacturing activities.

•	Overhead. Overhead costs include utilities, maintenance of production equipment, land use rights and other ancillary expenses associated with the manufacturing activities.

•	Depreciation of Property, Plant and Equipment. Depreciation of property, plant and equipment is provided on a straight-line basis over the estimated useful life, which is thirty years for buildings, four to ten years for machinery and equipment, three to five years for furniture and fixtures and eight to ten years for motor vehicles, taking into account their estimated residual value. Due to our capacity expansion, depreciation in absolute terms has increased significantly. We expect this trend to continue as we continue to expand our manufacturing capacity and build new facilities to attain an overall annual manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules of 1,700 megawatts by the end of 2011 and the fully ramp-up of our in-house polysilicon manufacturing facilities.

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

Gross Profit and Gross Margin

Our gross profit is affected by a number of factors, including the average selling prices for our PV products, the cost of polysilicon, product mix, economies of scale and benefits from vertical integration and our ability to cost-efficiently manage our raw material supply. Our gross profit was RMB 4,152.8 million (US$629.2 million) in 2010. Our gross profit margin was 33.2% in 2010, compared to 23.6% in 2009 and 23.4% in 2008. Our gross margins in 2010 increased significantly from 2009 as a result of the continuous decline in the blended cost of polysilicon, our continuous efforts in reducing polysilicon consumption per watt and non-polysilicon processing cost, despite the decrease in the average selling price for PV modules.

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

Operating Expenses

Our operating expenses consist of:

•	Selling Expenses, which consist primarily of advertising costs, salaries and employee benefits of sales personnel, sales-related travel and entertainment expenses, sales related shipping costs, warranty costs, amortization of intangible assets (including backlog and customer relationships), share-based compensation expenses and other selling expenses including sales commissions paid to our sales agents. We incurred significant selling expenses in 2010 as a result of the 2010 FIFA World Cuptm sponsorship. We expect that our selling expenses will increase in the near term as we increase sales efforts, hire additional sales personnel, target new markets and initiate additional marketing programs to build up our brand. However, we expect that selling expenses will decrease as a percentage of net revenues over time as we achieve greater economies of scale.

Currently, our PV modules sold to customers outside of China typically carry a five-year limited warranty for defects in materials and workmanship, although historically our PV modules were typically sold with a two-year limited warranty for such defects. In addition, our PV models typically carry a ten-year and twenty-five-year limited warranty against declines of more than 10.0% and 20.0%, respectively, from the initial power generation capacity at the time the product is sold. These warranties require us to fix or replace the defective products. We currently accrue the equivalent of 1% of gross revenues for potential warranty obligations. In 2010, we recognized warranty expense of RMB 125.2 million (US$19.0 million).

•	General and Administrative Expenses, which consist primarily of salaries and benefits for our administrative and finance personnel, audit, legal and consulting fees, other travel and entertainment expenses, bank charges, amortization of technical know-how, depreciation of equipment used for administrative purposes and share-based compensation expenses. We expect that general and administrative expenses will decrease as a percentage of net revenues over time as we achieve greater economies of scale.

•	Research and Development Expenses, which consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and prototype and equipment costs relating to the design, development, testing and enhancement of our products and manufacturing process. We are a party to several research grant contracts with the PRC government under which we receive funds for specified costs incurred in certain research projects. We record such amounts as a reduction to research and development expenses when the related research and development costs are incurred. We expect our research and development expenses (not adjusted for offsets by government grants) to increase as we place a greater strategic focus on PV system sales in overseas markets and as we continue to hire additional research and development personnel and focus on continuous innovation of process technologies for our PV products. We conduct our research and development, design and manufacturing operations in China, where the costs of skilled labor, engineering and technical resources, as well as land, facilities and utilities, tend to be lower than those in more developed countries.

•	Provision of doubtful accounts receivable, which represent our estimated losses on accounts receivable resulting from customers’ inability or failure to make payments under our sales contracts. We consider age of doubtful accounts receivable, historical collection experience, customer specific facts and current economic conditions.

•	Impairment of intangible assets, which represent the difference between the carrying amount and the fair value of the intangible assets. Historically, intangible assets arose from the purchase price allocation in connection with our acquisitions of equity interests in Tianwei Yingli in 2006, 2007 and 2008. Due to the significant decrease in the price of polysilicon since the fourth quarter of 2008, we recognized impairment of intangible assets in 2009 in connection with the long-term polysilicon supply agreements entered into by Tianwei Yingli. No impairment of intangible assets was recorded in 2008 or 2010.

Taxation

Under current laws of the Cayman Islands and the British Virgin Islands, we are not subject to income or capital gains tax. Additionally, dividend payments made by us are not subject to withholding tax in the Cayman Islands and the British Virgin Islands.

In accordance with the FIE Income Tax Law and its implementation rules, as a foreign invested enterprise primarily engaged in manufacturing and in operation for more than ten years, Tianwei Yingli was entitled to an exemption from the 25% enterprise income tax for two years from its first profit making year following its conversion into a Sino-foreign equity joint venture company, specifically 2007 and 2008, and a 50% reduction in the subsequent three years, from 2009 to 2011.

On March 16, 2007, the National People’s Congress passed the EIT Law, which replaces the FIE Income Tax Law and adopts a uniform income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The EIT Law became effective on January 1, 2008. The EIT Law provides a five-year transition period from its effective date for enterprises established before the promulgation date of the EIT Law and which were entitled to preferential tax rates and treatments under the then effective tax laws or regulations. On December 26, 2007, the PRC government issued detailed implementation rules regarding the transitional preferential policies. Furthermore, under the EIT Law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to the preferential enterprise income tax rate of 15%. The Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises on April 14, 2008 and the Guidelines for Recognition of High and New Technology Enterprises on July 8, 2008. Under the EIT Law and the various implementation rules, Tianwei Yingli continues to enjoy its unexpired tax holiday which is applied to the new income tax rate of 25%, resulting in a tax rate of 0% for 2008, 12.5% for 2009 to 2011 and 25% thereafter. Yingli China was established in October 2007 and was recognized by the Chinese government in December 2008 as a “High and New Technology Enterprise”, the preferential enterprise income tax rate of 15% was applicable to Yingli China from 2008 to 2010 and the income tax rate will be 25% thereafter. In addition, Fine Silicon was recognized by the Chinese government in November 2009 as a “High and New Technology Enterprise”. As a result, Fine Silicon is entitled to the preferential enterprise income tax rate of 15% from 2009 to 2011 and the income tax rate will be 25% thereafter.

Moreover, the EIT Law and its implementation rules impose a 10% withholding tax, unless reduced by a tax treaty or agreement for distributions of dividends in respect of earnings accumulated beginning on January 1, 2008 by a foreign investment enterprise to its immediate overseas holding company, insofar as the later is treated as a non-resident enterprise. Distributions of earnings generated before January 1, 2008 are exempt from such withholding tax. Therefore, we have not recognized a deferred tax liability for undistributed earnings through December 31, 2007. We intend to reinvest indefinitely undistributed earnings generated in 2010 and therefore have not recognized a deferred tax liability for those earnings.

Yingli Green Energy Europe GmbH and Yingli Green Energy Greece Sales GmbH, two major overseas subsidiaries of the Company, are located in Germany and subject to a corporation income tax rate of 15% plus a solidarity surcharge of 5.5% on corporation income taxes and a trade income tax rate of 12.775%, resulting in an aggregate income tax rate of 28.6%. The German tax law and its relevant regulations impose a withholding income tax at 26.375% for dividends distributed by a Germany-resident enterprise to its immediate holding company outside Germany.

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

Accrued Warranty Obligations

Currently, our PV modules sold to customers outside of China typically carry a five-year limited warranty for defects in materials and workmanship, although historically our PV modules were typically sold with a two-year limited warranty for such defects. In addition, the PV models typically carry a ten-year and twenty-five-year limited warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. As a result, we bear the risk of warranty claims long after we have sold our products and recognized revenues. We have sold PV modules only since more than seven years ago and only a small portion of our PV modules has been in use for more than five years. In connection with PV system sales in the PRC, we provide a one to five-year limited warranty against defects in modules, storage batteries, controllers and inverters. We perform industry-standard testing to test the quality, durability and safety of our products. As a result of such tests, we believe the quality, durability and safety of our products are within industry norms. Our estimate of the amount of our warranty obligations is based on the results of these tests, consideration given to the warranty accrual practice of other companies in the same business and our expected failure rate and future costs to service failed products. Our warranty obligation will be affected by our estimated product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting product failure. Consequently, we accrue the equivalent of 1% of gross revenues for potential warranty obligations. As of December 31, 2010, RMB 29.1 million (US$4.4 million) in warrant costs were incurred or claimed, as a result of warranty claims for our PV modules that we had previously sold. As of December 31, 2008, 2009 and 2010, our accrued warranty costs amounted to RMB 123.6 million, RMB189.2 million and RMB 303.6 million (US$46.0 million), respectively. As of December 31, 2008, 2009 and 2010, RMB 114.7 million, RMB 174.4 million and RMB 281.2 million (US$42.6 million), respectively, in warranty costs were classified as non-current liabilities, which reflects our estimate of the timing of when the warranty expenditures will likely be made.

We charge actual warranty expenditures against the accrued warranty liability. To the extent that actual warranty expenditures differ significantly from estimates, we will revise our warranty provisions accordingly.

Changes in the carrying amount of accrued warranty liability are as follows:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(In thousands)

Beginning balance	60,780	123,649	189,233	28,672
Warranty expense for current year sales	74,036	72,747	125,155	18,963
Warranty costs incurred or claimed	(11,167)	(7,163)	(10,747)	(1,628)

Total accrued warranty cost	123,649	189,233	303,641	46,007

Less: accrued warranty cost, current portion	8,957	14,789	22,469	3,404

Accrued warranty cost, excluding current portion	114,692	174,444	281,172	42,603

Long-Lived Assets

As of December 31, 2008, 2009 and 2010, our intangible assets primarily consisted of technical know-how, customer relationships, long-term supplier agreements and trademarks that were acquired in connection with our acquisitions of noncontrolling interests. We made acquisitions of an additional 2.98%, 8.15%, 7.98% and 3.90% equity interest in Tianwei Yingli on November 20, 2006, December 18, 2006, June 25, 2007 and March, 14, 2008, respectively. We allocate the purchase price to the assets acquired and liabilities assumed based on their estimated fair value on the date of acquisition, which we refer to as the purchase price allocation. As part of the purchase price allocation, we are required to determine the fair value of any intangibles acquired.

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

We depreciate and amortize our property, plant, equipment and intangible assets, which are subject to amortization, using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of plant and equipment (including the salvage values) in order to determine the amount of depreciation expense to be recorded during each reporting period. We estimate the useful lives at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which would result in the recognition of increased depreciation and amortization expense in the future periods. There has been no change to the estimated useful lives or salvage values during 2008, 2009 and 2010.

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

For the year ended December 31, 2009, due to continuing decreases in the price of polysilicon, long-term supplier agreements no longer provided us with cost savings. Therefore, impairment of RMB 131.2 million was recognized for the intangible assets related to long-term supplier agreements in 2009. For the other periods presented, no impairment on our long-lived assets was recognized.

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

We had 4,363,213, 4,559,239 and 4,812,887 employee share options outstanding as of December 31, 2008, 2009 and 2010, respectively. The following table sets forth information regarding our outstanding employee share options as of December 31, 2008, 2009 and 2010:

				Weighted
		Weighted		Average
		Average		Remaining	Aggregate
	Number of	Exercise		Contractual	Intrinsic
	Shares	Price		Term	Value

Outstanding as of December 31, 2007	1,426,629	US$	14.42
Granted	2,979,584	US$	8.48
Exercised	—		—
Forfeited	(43,000)	US$	19.37
Outstanding as of December 31, 2008	4,363,213	US$	10.32
Granted	503,000	US$	6.65

				Weighted
		Weighted		Average
		Average		Remaining	Aggregate
	Number of	Exercise		Contractual	Intrinsic
	Shares	Price		Term	Value

Exercised	(159,417)	US$	4.16		US$	(1,857)
Forfeited	(147,557)	US$	7.16
Outstanding as of December 31, 2009	4,559,239	US$	10.23
Granted	426,500	US$	11.63
Exercised	(139,200)	US$	4.28		US$	(780)
Forfeited	(33,652)	US$	3.18

Outstanding as of December 31, 2010	4,812,887	US$	10.58	7.63 years	US$	17,122

Vested and expected to vest as of December 31, 2010	4,812,887	US$	10.58	7.63 years	US$	17,122

Exercisable as of December 31, 2010	2,789,926	US$	10.30	7.34 years	US$	11,283

On January 19, 2007, we granted 2,576,060 unvested restricted shares under our 2006 stock incentive plan for the benefit of 68 participants, consisting of 1,576,300 unvested restricted shares granted to eight directors and officers of Yingli Green Energy and Tianwei Yingli and 999,760 unvested restricted shares granted to 60 other employees of us. Share-based compensation expense with respect to the unvested restricted shares was measured based on the estimated fair value of our ordinary shares at the date of grant and is recognized on a straight-line basis over the five-year vesting period. In April, 2007, we granted 30,000 and 15,000 unvested restricted shares to one executive and one third-party consultant, respectively. In February 2009, we granted 24,000 unvested restricted shares to four executive officers equally. Share-based compensation expense with respect to the unvested restricted shares granted to the employee was measured based on the estimated stock issuance price of our initial public offering of US$11 at the date of grant and is recognized on a straight-line basis over the five-year period. We granted unvested shares to the consultant in exchange for certain services to be provided. We account for equity instrument issued to non-employee vendors in accordance with the provisions of FASB ASC Topic 505-50, “Equity Payments to Non-employees” under the fair value method. The measurement date of the fair value of the equity instrument issued is the date on which the consultant’s performance was completed. Prior to the measurement date, the equity instruments are measured at their then-current fair values at each of the reporting dates. Share-based expense recognized over the service period is adjusted to reflect changes in the fair value of the ordinary shares between the reporting periods up to the measurement date.

We recorded non-cash share-based compensation expense of RMB60.6 million (or US$8.7 million as translated at the applicable average exchange rate prevailing during the period) for the year ended December 31, 2008, RMB76.0 million (or US$11.2 million as translated at the applicable average exchange rate prevailing during the period) for the year ended December 31, 2009, and RMB74.8 million (or US$11.3 million as translated at the applicable average exchange rate prevailing during the period) for the year ended December 31, 2010.

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

Based on the closing price of our ordinary shares of US$9.88 per share as of December 31, 2010, the aggregate intrinsic value of the options outstanding as of December 31, 2010 was approximately US$17.1 million.

Valuation of Inventories

Our inventories are stated at the lower of cost or net realizable value. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record a write-down against the cost of inventories for a decline in net realizable value. Expected demand and anticipated sales price are the key factors affecting our inventory valuation analysis. For purposes of our inventory valuation analysis, we develop expected demand and anticipated sales prices primarily based on sales orders and, to a far lesser extent, industry trends and individual customer analysis. We also consider sales and sales orders after each reporting period-end but before the issuance of our financial statements to assess the accuracy of our inventory valuation estimates. Historically, actual demand and sales price have generally been consistent with or greater than expected demand and anticipated sales price used for purposes of the our inventory valuation analysis. The evaluation also takes into consideration new product development schedules, the effect that new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of polysilicon, our primary raw material, is subject to fluctuations based on global supply and demand. Our management continually monitors the changes in the purchase price paid for polysilicon, including prepayments to suppliers, and the impact of such change on our ability to recover the cost of inventory and our prepayments to suppliers. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories. For the years ended December 31, 2008, 2009 and 2010, inventory write-downs, which are included in cost of revenues, were RMB 7.5 million, RMB 9.6 million and RMB 16.5 million (US$2.5 million), respectively.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts for the estimated loss on receivables when collection may no longer be reasonably assured. We assess collectability of receivables based on a number of factors including the customer’s financial condition and creditworthiness. We make credit sales to major strategic customers in Europe. To reduce credit risks relating to other customers, we require some of our customers to pay a major portion of the purchase price by letters of credit. For the years ended December 31, 2008, 2009 and 2010, our provision for doubtful accounts amounted to RMB 0.9 million, RMB 322.7 million and RMB 0.8 million, (US$0.1 million), respectively. The significant decrease in allowance for doubtful accounts from 2009 to 2010 was primarily due to the provision of RMB 315.5 million as the result of expected loss of accounts receivable from two customers in 2009. We recorded a reversal of allowance for doubtful accounts in an amount of RMB 13.9 million (US$2.1 million) during the year ended December 31, 2010, primarily due to the collection of a previously reserved amount from a customer.

The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2008, 2009 and 2010:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(In thousands)

Beginning balance	(2,618)	(986)	(323,025)	(48,943)
Additions	(938)	(322,668)	(788)	(119)
Reversal of allowance for doubtful accounts	1,155	—	13,886	2,104
Write-off of accounts receivable charged against the allowance	1,415	629	445	67

Ending balance	(986)	(323,025)	(309,482)	(46,891)

Results of Operations

The following table sets forth a summary of our results of operations for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)

Net revenues:
Sales of PV modules	7,445,790	98.6%	7,158,441	98.7%	12,276,854	1,860,129	98.2%
Sales of PV systems	27,584	0.4	50,197	0.7	56,662	8,585	0.5
Other revenues	79,641	1.0	46,231	0.6	166,471	25,223	1.3

Total net revenues	7,553,015	100.0%	7,254,869	100.0%	12,499,987	1,893,937	100.0%
Cost of revenues:
Cost of PV modules sales	5,713,605	75.6%	5,458,284	75.2%	8,131,218	1,232,002	65.0%
Cost of PV systems sales	19,241	0.3	39,851	0.6	49,190	7,453	0.4

	For the Year Ended December 31,
	2008		2009		2010
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)

Cost of other revenues	52,953	0.7	42,361	0.6	166,794	25,272	1.4

Total cost of revenues	5,785,799	76.6%	5,540,496	76.4%	8,347,202	1,264,727	66.8%
Gross profit	1,767,216	23.4%	1,714,373	23.6%	4,152,785	629,210	33.2%
Operating expenses:
Selling	294,895	3.9%	347,545	4.8%	780,244	118,219	6.3%
General and administrative	261,989	3.5	410,101	5.7	467,516	70,836	3.7%
Research and development	57,249	0.7	184,332	2.5	137,525	20,837	1.1%
Provisions of doubtful accounts receivable	(217)	0.0	322,668	4.5	(13,098)	(1,985)	(0.1)
Impairment of intangible assets	—	—	131,177	1.8	—	—	—

Total operating expenses	613,916	8.1%	1,395,823	19.3%	1,372,187	207,907	11.0%
Income from operations	1,153,300	15.3%	318,550	4.4%	2,780,598	421,303	22.2%
Equity in losses of affiliates, net	(2,174)	0.0	(2,769)	0.0	(628)	(95)	0.0
Interest expense, net	(149,392)	(2.0)	(370,015)	(5.1)	(422,019)	(63,942)	(3.3)
Foreign currency exchange gains (losses), net	(66,286)	(0.9)	38,389	0.5	(338,216)	(51,245)	(2.7)
Loss on debt extinguishment	—	—	(244,744)	(3.4)	—	—	—
Loss from revaluation of embedded derivative	—	—	(231,345)	(3.2)	—	—	—
Other income	6,090	0.1	7,373	0.1	11,764	1,782	0.1
Income tax (expense) benefit(1)	5,588	0.1	31,831	(0.4)	(333,466)	(50,524)	(2.7)
Net income (loss)(1)	947,126	12.6	(452,730)	(6.2)	1,698,033	257,279	13.6
Less: Earnings attributable to the noncontrolling interests	(293,300)	(3.9)	(78,865)	(1.1)	(311,257)	(47,160)	(2.5)
Net income (loss) attributable to Yingli Green Energy(1)	653,826	8.7%	(531,595)	(7.3)%	1,386,776	210,119	11.1%

(1)	Our previously reported unaudited 2010 financial results and the fourth quarter 2010 financial results have been revised to reflect an additional deferred tax liability of RMB 32.4 million (US$4.9 million), which resulted in a decrease in net income attributable to Yingli Green Energy from RMB 1,419.2 million (US$215.0 million) to RMB 1,386.8 million (US$210.1 million) for the year ended December 31, 2010 and from RMB 554.4 million (US$84.0 million) to RMB 522.0 million (US$79.1 million) for the fourth quarter ended December 31, 2010.

Year Ended 2010 Compared to Year Ended 2009

Net Revenues.  Our total net revenues were RMB 12,500.0 million (US$1,893.9 million) in 2010, which increased by 72.3% from RMB 7,254.9 million in 2009. PV module shipment volume in 2010 was 1,061.6 megawatts, an increase of 102.1% from 525.3 megawatts in 2010. The increase in total shipments was primarily due to the robust market demand, broader recognition of our premium brand and diversified customer base, and was supported by the completion of an additional 400 megawatts of total production capacity for each of polysilicon ingots and wafers, PV cells and PV modules in the third quarter of 2010. The increase in net revenues was consistent with the increase in shipment volume year over year and was partially offset by the decrease in the average selling price for PV modules compared to 2009. The average selling price of PV modules for 2010 was US$1.75 per watt, compared to the average selling price of US$2.00 per watt in 2009.

Net revenues from sales of PV modules were RMB 12,276.9 million (US$1,860.1 million), or 98.2% of total net revenues in 2010, as compared to RMB 7,158.4 million, or 98.7% of total net revenues in 2009. Our PV module sales in Europe amounted to RMB 10,306.5 million (US$1,561.6 million) in 2010, which increased from PV module sales in Europe of RMB 6,492.6 million in 2009. As a percentage of total net revenues, our PV module sales in Europe decreased to 82.5% in 2010 from 89.5% in 2009. Within Europe, there were significant changes from 2009. Our PV module sales in Germany were RMB 7,078.2 million (US$1,072.5 million), or 56.6% of our total net revenues, in 2010 which increased from PV module sales in Germany of RMB 4,575.7 million, or 63.1% of total net revenues, in 2009, primarily due to increased demand in Germany and our increasing brand recognition. Our PV module sales in Italy in 2010 were RMB 853.8 million (US$129.4 million), or 6.8% of our total net revenues, which increased from PV module sales in Italy of RMB 445.9 million, or 6.1% of total net revenues, in 2009. The increase in our PV module sales in Italy was primarily due to increased demand in Italy and our increasing brand recognition. Our PV module sales in Spain in 2010 were RMB 704.4 million (US$106.7 million), or 5.7% of our total net revenues, which increased from PV module sales in Spain of RMB 431.5 million, or 5.9% of total net revenues, in 2009. Our PV module sales in the Netherlands in 2010 were RMB 471.9 million (US$71.5 million), or 3.8% of our total net revenues, which increased from PV module sales in the Netherlands of RMB 348.7 million, or 4.8% of total net revenues, in 2009. Our PV module sales in France in 2010 were RMB 236.5 million (US$35.8 million), or 1.9% of our total net revenues, which significantly increased from PV module sales in France of RMB 99.9 million, or 1.4% of our total net revenues in 2009. Our PV module sales in Greece in 2010 were RMB 453.1 million (US$68.6 million), or 3.6% of our total net revenues, which significantly increased from PV module sales in Greece of RMB 77.0 million, or 1.1% of our total net revenues in 2009. And our PV module sales in the United States in 2010 were RMB 1,217.0 million (US$184.4 million), or 9.7% of our total net revenues, which significantly increased from PV module sales in the United States of RMB 147.4 million, or 2.1% of our total net revenues in 2009. The increase in our PV module sales in the United States was primarily due to increased demand in the United States and our increasing brand recognition.

Net revenues from sales of PV systems were RMB 56.7 million (US$8.6 million), or 0.5% of total net revenues in 2010, as compared to RMB 50.2 million, or 0.7% of total net revenues, in 2009. All of our net revenues from sales of PV systems in 2010 were derived from China. Other revenues amounted to RMB 166.5 million (US$25.2 million) in 2010, primarily from sales of raw materials and low efficiency PV cells, as compared to RMB 46.2 million in 2009. Other revenue as a percentage of total net revenues was 1.3% in 2010 and 0.6% in 2009.

Cost of Revenues.  Cost of PV modules sales as a percentage of net revenues from PV modules was 66.2% in 2010, as compared to 76.2% in 2009. The significantly decrease in cost of PV modules as a percentage of net revenues from PV modules in 2010 from 2009 was primarily a result of the decrease in blended polysilicon cost and our continuous efforts in reducing polysilicon consumption per watt and non-polysilicon processing costs, despite of the decrease in the average selling price for PV modules which adversely affected our total net revenues.

Cost of PV systems sales as a percentage of net revenues from PV systems was 86.8% in 2010, as compared to 79.4% in 2009. The increase in cost of PV systems as a percentage of net revenues from PV systems in 2010 from 2009 was primarily due to the decrease in the average selling price of PV systems in China.

Gross Profit.  As a result of the factors described above, our gross profit was RMB 4,152.8 million (US$629.2 million) in 2010, which significantly increased from RMB 1,714.4 million in 2009. Our gross profit margin was 33.2% in 2010, compared to 23.6% in 2009. The significant increase in gross margin for 2010 was primarily a result of the continuous decline in the blended cost of polysilicon, our continuous efforts in reducing polysilicon consumption per watt and non-polysilicon processing cost, despite the decrease in the average selling price for PV modules.

Operating Expenses.  Our operating expenses were RMB 1,372.2 million (US$207.9 million) in 2010, which slightly decreased from RMB 1,395.8 million in 2009. Operating expenses as a percentage of net revenue significantly decreased to 11.0% in 2010 from 19.3% in 2009. The decrease in operating expenses was primarily due to the following reasons:

•	Selling Expenses. Our selling expenses were RMB 780.2 million (US$118.2 million) in 2010, which significantly increased from RMB 347.5 million in 2009. This increase was primarily due to significant increase in shipping cost for our PV modules to RMB 244.2 million (US$37.0 million), an increase in marketing expense to RMB 206.5 million (US$31.3 million) relating to our expanded scale of operations and the 2010 FIFA World Cuptm sponsorship. Selling expenses as a percentage of net revenues increased to 6.3% in 2010 from 4.8% in 2009.

•	General and Administrative Expenses. Our general and administrative expenses were RMB 467.5 million (US$70.8 million) in 2010, which slightly increased from RMB 410.1 million in 2009. The increase in general and administrative expenses in 2010 was primarily due to an increase in the number of administrative staff and the hiring of senior executive officers related to the expansion of our operations, which amounted to RMB 149.3 million (US$22.6 million). General and administrative expenses as a percentage of net revenues decreased to 3.7% in 2010 from 5.7% in 2009.

•	Research and Development Expenses. Our research and development expenses were RMB 137.5 million (US$20.8 million) in 2010, compared to RMB184.3 million in 2009. Our research and development expenses in 2010 primarily related to the launch of a series of new initiatives, including Project PANDA. Research and development expenses as a percentage of net revenues were 1.1% in 2010 and 2.5% in 2009.

•	Provision for Doubtful Accounts Receivable. We recorded a reversal of allowance for doubtful accounts in an amount of RMB 13.9 million (US$2.1 million) in 2010, primarily due to the collection from a customer, which was partially offset by provision for doubtful accounts of RMB 0.8 million (US$0.1 million). In 2009, we made provision of doubtful accounts receivable in an amount of RMB 322.7 million, primarily attributable to the provision of RMB 315.5 million as the result of expected loss of accounts receivable from two customers.

•	Impairment of intangible assets. The impairment of intangible assets related to long-term supply agreements entered into by Tianwei Yingli and arose from the purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli in 2006, 2007 and 2008. As a result of the significant decrease in the price of polysilicon since the fourth quarter of 2008, we recognized an impairment loss of RMB 131.2 million to reflect the difference between the carrying amount and the fair value of the intangible assets in 2009. No impairment of intangible assets was recorded in 2008 or 2010.

Income from Operations.  Income from operations was RMB 2,780.6 million (US$421.3 million) in 2010, compared to RMB 318.6 million in 2009. As a result of the cumulative effect of the above factors, operating profit margin was 22.2% in 2010 and 4.4% in 2009.

Interest Expense, Net.  Net interest expense was RMB 422.0 million (US$63.9 million) in 2010, which increased from RMB 370.0 million in 2009. The interest expense in 2010 included non-cash interest expenses of RMB 131.5 million (US$19.9 million), compared to RMB 98.1 million in 2009. Such non-cash interest expenses were related to the derivative liabilities bifurcated from our senior convertible notes issued in January 2009, the beneficial conversion feature of the senior convertible notes issued in July 2009, the freestanding warrants issued in connection with a loan facility provided by ADM Capital in April 2009, and the equity component bifurcated from our convertible notes issued in December 2007. After excluding the non-cash interest expenses, interest expense was RMB 290.5 million (US$44.0 million), compared to RMB 271.9 million in 2009. The increase in interest expense was consistent with the increase in short-term borrowings from RMB 3,501.0 million as of December 31, 2009 to RMB 5,857.9 million (US$887.6 million)

as of December 31, 2010 and the increase in long-term debt from RMB 752.8 million as of December 31, 2009 to RMB 2,496.5 million (US$378.3 million) as of December 31, 2010. The weighted average interest rate for these borrowings in 2010 was 6.37%, which decreased from 7.07% in 2009.

Loss on Debt Extinguishment.  Loss on debt extinguishment of RMB 244.7 million was recognized in the second quarter of 2009, which was a result of the early full repayment of the US$50 million three-year loan facility provided by ADM Capital in June 2009. The loss represents the difference between the amount repaid and the carrying value of the loan on the date of the debt repayment which had no impact on our cash flow.

Loss on Derivative Liabilities.  Loss on derivative liabilities of RMB 231.3 million was primarily due to changes in the fair value of the derivative liabilities relating to the embedded conversion feature of the US$20 million senior convertible notes issued in January 2009 and warrants issued to ADM Capital in connection with our US$50 million loan facility.

Foreign Currency Exchange Gains (Losses).  Foreign currency exchange loss was RMB 338.2 million (US$51.2 million) in 2010, compared to a foreign currency exchange gain was RMB 38.4 million in 2009. The foreign currency exchange loss in 2010 was primarily due to the depreciation of the Euro against the Renminbi in the first half of 2010 and the depreciation of the U.S. dollars against the Renminbi in the second half of 2010.

Income Tax Benefit (Expense).  We recognized an income tax expenses of RMB 333.5 million (US$50.5 million) in 2010, compared to an income tax benefit of RMB 31.8 million in 2009. The income tax expense in 2010 was primarily attributable to the net operating income generated by Tianwei Yingli and Yingli China. The income tax benefit in 2009 was primarily attributable to the deferred tax assets as a result of the provision for doubtful accounts receivable and a reversal of defer tax liability as a result of intangible assets impairment.

Earnings Attributable to the Noncontrolling Interests.  In 2010, earnings attributable to the noncontrolling interests was RMB 311.3 million (US$47.2 million), compared to RMB 78.9 million in 2009. The increase in earnings attributable the noncontrolling interests from 2010 to 2009 was primarily due to the increase in income generated by Tianwei Yingli.

Net Income (Loss) Attributable to Yingli Green Energy.  As a result of the cumulative effect of the above factors, our net income was RMB 1,386.8 million (US$210.1 million) in 2010 as compared to net loss of RMB 531.6 million in 2009.

Year Ended 2009 Compared to Year Ended 2008

Net Revenues.  Our total net revenues were RMB 7,254.9 million in 2009, which decreased by 3.9% from RMB 7,553.0 million in 2008. PV module shipment volume in 2009 was 525.3 megawatts, an increase of 86.6% from 281.5 megawatts in 2008. The increase in total shipments was primarily due to our increasingly well-recognized brand, solid and diversified customer base, enhanced sales channels and stronger customer service offerings, and was supported by the completion of an additional 200 megawatts of total production capacity for each of polysilicon ingots and wafers, PV cells and PV modules in July 2009. The decrease in net revenues despite the 86.6% increase in shipments was primarily due to a significant reduction in the average selling price for PV modules, which was caused by re-adjustments of prices across each stage along the solar value chain due in part to the recent global financial crisis and the depreciation of the Euro against the Renminbi. The average selling price of PV modules for 2009 was US$2.00 per watt, compared to the average selling price of US$3.88 per watt in 2008.

Net revenues from sales of PV modules were RMB 7,158.4 million, or 98.7% of total net revenues in 2009, as compared to RMB 7,445.8 million, or 98.6% of total net revenues in 2008. Our PV module sales in Europe amounted to RMB 6,492.6 million in 2009, which decreased from PV module sales in Europe of RMB 6,633.1 million in 2008. As a percentage of total net revenues, our PV module sales in Europe increased to 89.5% in 2009 from 87.8% in 2008. Within Europe, there were significant changes from 2008. Our PV module sales in Germany were RMB 4,575.7 million, or 63.1% of our total net revenues, in 2009 which increased from PV module sales in Germany of RMB 3,118.7 million, or 41.3% of total net revenues, in 2008, primarily due to increased demand in Germany and our increasing brand recognition. Our PV module sales in Italy in 2009 were RMB 445.9 million, or 6.1% of our total net revenues, which significantly increased from PV module sales in Italy of RMB 95.2 million, or 1.2% of total net revenues, in 2008. The increase in our PV module sales in Italy was primarily due to increased demand in Italy and our increasing brand recognition. Our PV module sales in Spain in 2009 were RMB 431.5 million, or 5.9% of our total net revenues, which significantly decreased from PV module sales in Spain of RMB 3,041.8 million, or 40.3% of total net revenues, in 2008. The decreased in our PV module sales in Spain in 2009 was primarily due to less favorable government incentives for PV products in Spain. Our PV module sales in Holland in 2009 were RMB 348.7 million, or 4.8% of our total net revenues, compared to nil in 2008. Our PV module sales in France in 2009 were RMB 99.9 million, or 1.4% of our total net revenues, which significantly decreased from PV module sales in France of RMB 291.8 million in 2008.

Net revenues from sales of PV systems were RMB 50.2 million, or 0.7% of total net revenues in 2009, as compared to RMB 27.6 million, or 0.4% of total net revenues, in 2008. All of our net revenues from sales of PV systems in 2009 were derived from China. Other revenues amounted to RMB 46.2 million in 2009, primarily from sales of raw materials, as compared to RMB 79.6 million in 2008. Other revenue as a percentage of total net revenues was 0.6% in 2009 and 1.0% in 2008.

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

Gross Profit.  As a result of the factors described above, our gross profit was RMB 1,714.4 million in 2009, which decreased from RMB 1,767.2 million in 2008. Our gross profit margin was 23.6% in 2009, compared to 23.4% in 2008. The slight increase in gross margin for 2009 was primarily a result of our continuous efforts in reducing polysilicon consumption per watt and non-polysilicon processing cost, which was largely offset by the sharp decrease in the average selling price for PV modules.

Operating Expenses.  Our operating expenses were RMB 1,395.8 million in 2009, which significantly increased from RMB 613.9 million in 2008. Operating expenses as a percentage of net revenue increased to 19.3% in 2009 from 8.1% in 2008. The increase in operating expenses was primarily due to the following reasons:

•	Selling expenses. Our selling expenses were RMB 347.5 million in 2009, which significantly increased from RMB 294.9 million in 2008. This increase was primarily due to significant increase in shipping cost for our PV modules to RMB 96.8 million, an increase in insurance expense to RMB 23.2 million in line with our business expansion in 2009 and partially offset by a decrease in amortization expenses to RMB 12.6 million for intangible assets relating to customer relationships and order backlogs, which were allocated to selling expenses. Selling expenses as a percentage of net revenues increased to 4.8% in 2009 from 3.9% in 2008.

•	General and Administrative Expenses. Our general and administrative expenses were RMB 410.1 million in 2009, which significantly increased from RMB 262.0 million in 2008. The increase in general and administrative expenses in 2009 was primarily due to an increase in the number of administrative staff and the hiring of senior executive officers related to the expansion of our operations, which amounted to RMB 138.1 million. General and administrative expenses as a percentage of net revenues increased to 5.7% in 2009 from 3.5% in 2008.

•	Research and Development Expenses. Our research and development expenses were RMB 184.3 million in 2009, compared to RMB57.2 million in 2008. The increase in research and development expenses in 2009 was primarily a result of the launch of a series of new initiatives, including Project PANDA. Research and development expenses as a percentage of net revenues were 2.5% in 2009 and 0.7% in 2008.

•	Provision for Doubtful Accounts Receivable. We made provision of doubtful accounts receivable in an amount of RMB 322.7 million, primarily attributable to the provision of RMB 315.5 million as the result of expected loss of accounts receivable from two customers. We recorded a reversal of allowance for doubtful accounts in an amount of RMB 1.2 million in 2008, primarily due to the collection from a customer upon reaching a settlement agreement with such customers, which was partially offset by provision for doubtful accounts of RMB 0.9 million.

•	Impairment of intangible assets. The impairment of intangible assets related to long-term supply agreements entered into by Tianwei Yingli and arose from the purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli in 2006, 2007 and 2008. As a result of the significant decrease in the price of polysilicon since the fourth quarter of 2008, we recognized an impairment loss of RMB 131.2 million to reflect the difference between the carrying amount and the fair value of the intangible assets. No impairment of intangible assets was recorded in 2007 or 2008.

Income from Operations.  Income from operations was RMB 318.6 million in 2009, compared to RMB 1,153.3 million in 2008. As a result of the cumulative effect of the above factors, operating profit margin was 4.4% in 2009 and 15.3% in 2008.

Interest Expense, Net.  Net interest expense was RMB 370.0 million in 2009, which increased from RMB 149.4 million in 2008. The interest expense in 2009 included non-cash interest expenses of RMB 98.1 million, compared to RMB 10.4 million in 2008. Such non-cash interest expenses were related to the derivative liabilities bifurcated from our senior convertible notes issued in January 2009, the beneficial conversion feature of the senior convertible notes issued in July 2009, the freestanding warrants issued in connection with a loan facility provided by ADM Capital in April 2009, and the equity component bifurcated from our convertible notes issued in December 2007. After excluding the non-cash interest expenses, interest expense was RMB 278.3 million, compared to RMB 151.8 million in 2008. The increase in interest expense was consistent with the increase in short-term borrowings from RMB 2,044.2 million as of December 31, 2008 to RMB 3,501.0 million as of December 31, 2009 and the increase in long-term bank borrowings from RMB 663.0 million as of December 31, 2008 to RMB 752.8 million as of December 31, 2009. The weighted average interest rate for these borrowings in 2009 was 7.07%, which slightly increased from 6.93% in 2008.

Loss on Debt Extinguishment.  Loss on debt extinguishment of RMB 244.7 million was recognized in the second quarter of 2009, which was a result of the early full repayment of the US$50 million three-year loan facility provided by ADM Capital in June 2009. The loss represents the difference between the amount repaid and the carrying value of the loan on the date of the debt repayment which had no impact on our cash flow.

Loss on Derivative Liabilities.  Loss on derivative liabilities of RMB 231.3 million was primarily due to changes in the fair value of the derivative liabilities relating to the embedded conversion feature of the US$20 million senior convertible notes issued in January 2009 and warrants issued to ADM Capital in connection with our US$50 million loan facility.

Foreign Currency Exchange Gains (Losses).  Foreign currency exchange gain was RMB 38.4 million in 2009, compared to a foreign currency exchange loss of RMB 66.3 million in 2008. The foreign currency exchange gain in 2009 was primarily due to the appreciation of the Euro against the Renminbi during the second and third quarters of 2009.

Income Tax Benefit.  We recognized an income tax benefit of RMB 31.8 million in 2009, and tax benefit of RMB 5.6 million in 2008. The income tax benefit in 2009 was primarily attributable to the deferred tax assets as a result of the provision for doubtful accounts receivable and a reversal of defer tax liability as a result of intangible assets impairment, while the income tax benefit in 2008 was mainly due to an increase in deferred tax assets related to warranty accrued in line with the sales expansion in 2009.

Earnings Attributable to the Noncontrolling Interests.  In 2009, earnings attributable to the noncontrolling interests was RMB 78.9 million, compared to RMB 293.3 million in 2008. The decrease in earnings attributable the noncontrolling interests from 2009 to 2008 was primarily due to the decrease in income generated by Tianwei Yingli.

Net Income (Loss) Attributable to Yingli Green Energy.  As a result of the cumulative effect of the above factors, our net loss was RMB 531.6 million in 2009 as compared to net income of RMB 653.8 million in 2008.

B.  Liquidity and Capital Resources

We require a significant amount of cash to fund our operations. We will also require cash to meet future capital requirements, which are difficult to predict in the rapidly changing PV industry. In particular, we will need capital to fund the expansion of our facilities, and research and development activities in order to remain competitive.

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

The primary sources of our financing have been borrowings from banks and other third parties, and private placements of our debt, equity and equity-linked securities as well as our initial public offering, the follow-on offering, convertible senior notes offering, and medium-term notes. As of December 31, 2010, we had RMB 5,856.1 million (US$887.3 million) in cash, RMB 644.9 million (US$97.7 million) in restricted cash, RMB 5,857.9 million (US$887.6 million) in outstanding short-term borrowings (including the current portion of long-term debt) and RMB 2,496.5 million (US$378.3 million) in outstanding long-term debt (excluding the current portion).

As of December 31, 2010, our cash consisted of cash on hand, cash in bank accounts and interest-bearing savings accounts, and our restricted cash consisted of bank deposits for securing letters of credit, letters of guarantee granted to us and bank deposits for securing a long-term loan facility.

Our outstanding short-term borrowings (including the current portion of long-term debt) as of December 31, 2010 were RMB 5,857.9 million (US$887.6 million), and bore a weighted-average interest rate of 4.85%. Such borrowings were made principally to fund prepayments to polysilicon suppliers and capital expenditure for our capacity expansion and to repay short-term borrowings. Our short-term borrowings from banks have a term of less than one year and expire at various times throughout the year. We have historically negotiated renewal of certain of these borrowings shortly before they mature.

Our outstanding long-term debt as of December 31, 2010 was RMB 2,496.5 million (US$378.3 million), consisting of RMB 2,196.5 million (US$332.8 million) long-term bank borrowings and RMB 300.0 million (US$45.5 million) in borrowings from other parties (excluding the current portion). Such borrowings were made principally to fund prepayments to polysilicon suppliers and capital expenditure for our capacity expansion.

In October 2010, the First Tranche Issue of RMB-denominated unsecured five-year medium-term notes in the amount of RMB 1.0 billion (US$151.5 million) was completed by Tianwei Yingli, which will mature on October 13, 2015. Tianwei Yingli has an option to call the notes at the end of the third year from issuance.

Upon exercise of the call option, the re-purchase amount equals to the par value of the notes plus any unpaid interest. The First Tranche Issue bears a fixed annual interest rate of 4.3% per annum in the first three years, which will increase to 5.7% per annum in the remaining two years if Tianwei Yingli chooses not to call the notes on October 13, 2013.

In August 2010, Tianwei Yingli entered into a two-year RMB 1.0 billion (US$151.5 million) loan agreement at an interest rate applicable to the export seller’s credit which is renewed quarterly with the Export-Import Bank of China. The loan is unsecured and repayable upon maturity.

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

On December 15, 2010, US$171.3 million (RMB 1.1 billion) aggregate principle amount of the convertible senior notes was repurchased by the Company and settled in cash, and the remaining balance of US$1.2 million (RMB 7.9 million) will be settled upon the maturity on December 13, 2012 and was thus classified as a non-current liability as of December 31, 2010.

In addition, a number of our loan agreements contain financial covenants that require us to maintain certain financial ratios, including debt to EBITDA ratios. The worsening operating environment that has generally affected companies operating in our industry since the fourth quarter of 2008 has led to potential breaches of certain financial covenants under some of our loan agreements. In response to such potential breaches, we have had to negotiate with the relevant lenders terms of prepayment or to amend those financial covenants to prevent actual breaches from occurring, for example, by resetting the financial covenants for the relevant loan agreements or beginning testing for compliance with financial covenants at a later date. However, if we need to negotiate with lenders again in the future with respect to prepayment or to amend financial covenants or other relevant provision under such loan agreements to address potential breaches, we cannot assure you that we would be able to reach agreements with the lenders to avoid a breach. If we are in breach of one or more financial covenants under any of our loan agreements and are not able to obtain waivers from the lenders or prepay the loan, such breach would constitute an event of default under the loan agreement. As a result, repayment of the indebtedness under the relevant loan agreement may be accelerated, which may in turn require us to repay the entire principal amount including interest, if any, of certain of our other existing indebtedness under cross-default provisions in our existing loan agreements. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity, we may lack sufficient financial resources to do so. Furthermore, a breach of those financial covenants will also restrict our ability to pay dividends. Any of those events could have a material adverse effect on our financial condition, results of operations and business prospects. See “Item 3.D. Risk Factors — If we fail to comply with financial covenants under our loan agreements, our financial condition, results of operations and business prospects may be materially and adversely affected.”

We have significant working capital commitments because suppliers of high purity polysilicon require us to make prepayments in advance of shipment. As of December 31, 2010, our prepayments to suppliers were RMB 1,175.8 million (US$178.2 million) (including amounts due from related parties of RMB 97.6 million (US$14.8 million).

Currently, a significant portion of our revenue is derived from credits sales to our customers, generally with payments due within two months. The sales to a small number of major customers exposed us to additional and more concentrated credit risk since a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2010, our five largest outstanding accounts receivable balance accounted for approximately 33.3% of our total outstanding accounts receivable. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. Although we have been able to maintain adequate working capital primarily through short-term borrowing, in the future we may not be able to secure additional financing on a timely basis or on terms acceptable to us or at all.

In addition, in anticipation of our production capacity expansion and increasing market demand for our PV modules, we made significant expenditures to purchase polysilicon and other raw materials in 2010. As a result, our inventories were RMB 2,525.0 million (US$382.6 million) as of December 31, 2010. We also make prepayments for equipment purchases. Our prepayments for equipment purchases amounted to RMB 216.2 million, RMB 131.4 million and RMB 341.2 million (US$51.7 million) as of December 31, 2008, 2009 and 2010, respectively.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(In thousands)

Net cash provided by operating activities	957,689	2,128,211	2,499,751	378,750
Net cash used in investing activities	(2,212,261)	(3,332,667)	(3,754,862)	(568,918)
Net cash provided by financing activities	1,467,215	3,373,075	3,956,126	599,413
Effect of foreign currency exchange rate changes on cash	(64,806)	(29,447)	(92,969)	(14,086)

Net increase in cash	147,837	2,139,172	2,608,046	395,159

Cash at the beginning of the period	961,077	1,108,914	3,248,086	492,134
Cash at the end of the period	1,108,914	3,248,086	5,856,132	887,293

Operating Activities

Net cash provided by operating activities was RMB 2,499.8 million (US$378.8 million) in 2010 compared to RMB 2,128.2 million in 2009, primarily resulting from the improved collection of accounts receivable, significant increase in advance from customers and an increase in accounts payable as a result of favorable payment terms granted by some of our suppliers.

Net cash provided by operating activities was RMB 2,128.2 million in 2009, primarily resulting from the improved collection of accounts receivable, significant decrease in prepayment to secure polysilicon raw materials and an increase in accounts payable as a result of favorable payment terms granted by our suppliers.

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

Investing Activities

Net cash used in investing activities was RMB 3,754.9 million (US$568.9 million) in 2010 compared to RMB 3,332.7 million in 2009, primarily due to purchase of property, plant and equipment for business expansion, which were RMB 3,077.6 million (US$466.3 million), restricted cash related to purchase of property and plant and equipment for business expansion, which were RMB 735.5 million (US$111.4 million).

Net cash used in investing activities was RMB 3,332.7 million in 2009, primarily due to purchase of property, plant and equipment for business expansion, which were RMB 2,231.5 million, restricted cash related to purchase of property, plant and equipment for business expansion, which were RMB 485.5 million and cash paid for our acquisition of Cyber Power, net of cash acquired, in the amount of RMB 328.2 million.

Net cash used in investing activities was RMB 2,212.3 million in 2008, primarily due to purchases of property, plant and equipment for business expansion, which were RMB 1,950.3 million for 2008.

Financing Activities

Net cash provided by financing activities was RMB 3,956.1 million (US$599.4 million) in 2010 compared to RMB 3,373.1 million in 2009, primarily due to proceeds from the issuance of medium-term notes of RMB 995.8 million (US$150.9 million) by Tianwei Yingli, proceeds from bank borrowings of RMB 8,935.7 million (US$1,353.9 million), partially offset by payment for repurchase of the convertible senior notes of RMB 1,327.6 million (US$201.2 million) and prepayment of bank borrowings of RMB4,790.9 million (US$725.9 million).

Net cash provided by financing activities was RMB 3,373.1 million in 2009, primarily due to proceeds from bank borrowings and a structured loan totaling RMB 4,897.9 million, net proceeds from our follow-on public offering in June 2009 in the amount of RMB 1,553.2 million and net proceeds from issuance of senior secured convertible notes of RMB 335.6 million, partially offset by repayment of bank borrowings of RMB 3,348.9 million.

Net cash provided by financing activities was RMB 1,467.2 million in 2008, primarily due to proceeds from bank borrowings of RMB 5,932.3 million, partially offset by the repayment of bank borrowings of RMB 4,444.9 million.

We believe that our current cash and available lines of credit will be sufficient to meet our anticipated present cash needs, including cash needs for working capital and capital expenditures. We plan to meet our cash needs for working capital and capital expenditures for the remainder of 2011 and beyond primarily through cash generated from operations, and to the extent required, through borrowings from financial institutions and/or issuances of equity and debt securities. We may, however, require additional cash due to changing business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may seek to borrow from financial institutions or our equity interest holders or seek additional equity contributions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. Furthermore, the incurrence of additional debt could divert cash for working capital and capital expenditures to service debt obligations or result in operating and financial covenants that restrict our operations and Tianwei Yingli’s ability to pay dividends to us, and in turn, our ability to pay dividends to our shareholders. If we are unable to obtain additional equity contribution or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

We had capital expenditures of RMB 2,036.3 million, RMB 3,001.2 million and RMB 3,744.5 million (US$567.3 million) in 2008, 2009 and 2010, respectively. As of December 31, 2010, we committed an aggregate of RMB 1,125.0 million (US$170.5 million) to purchase property, plant and equipment for our capacity expansion. Our capital expenditures were used primarily to build manufacturing facilities for our PV products. We estimate that we will make capital expenditures in 2011 in the aggregate of approximately RMB 3,414.6 million (US$517.4 million), which will be used primarily to build manufacturing facilities for our PV products and the manufacture of polysilicon. We currently plan to increase our overall annual manufacturing capacity of each of polysilicon ingots and wafers, PV cells and PV modules to 1,700 megawatts in the end of 2011. We plan to fund part of the capital expenditures for these plans with additional borrowings from third parties, including banks, and if any, cash from operations.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was 5.9%, negative 0.7% and 3.3% in 2008, 2009 and 2010, respectively.

Recent Accounting Pronouncements

ASU 2009-13, Revenue Recognition

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, “Revenue Arrangements with Multiple Deliverables”). ASU 2009-13 amends FASB ASC Subtopic 605-25, Revenue Recognition — Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We expect that the adoption of ASU 2009-13 in 2011 will not have a material impact on its consolidated financial statements.

C.	Research and Development

The primary focus of our research and development efforts is on improving our manufacturing processes at every stage of our production in order to improve the output quality at each stage and deliver more energy-efficient and aesthetically improved PV products at a lower cost. Before March 2009, the ingots we produced weighed up to 270 kilograms and reached the size of 690 millimeters x 690 millimeters x 250 millimeters. Since then, we began to produce ingots weighing up to 400 kilograms and reaching the size of 840 millimeters x 840 millimeters x 250 millimeters. Currently, the majority of our ingots weigh up to 400 kilograms. We also began producing 420 kilograms ingots with the size of 840 millimeters x 840 millimeters x 262 millimeters in December 2009. Our research goals with regard to wafer cutting techniques include improving the surface and internal physical characteristics of our wafers so as to decrease the wafer breakage rate and increase the number of wafers produced from each ingot, as well as reducing wafer thickness. In December 2006, we started producing wafers with a thickness of 200 microns. We modified our equipment and manufacturing process such that they are more suitable for producing wafers with a thickness of less than 200 microns. We further reduced wafer thickness from 200 microns in 2007 to 180 microns at the beginning of February 2008, which has reduced our polysilicon usage per watt, increased wafer output per ingot and contributed to a reduction in costs of goods sold. We are also improving our ingot casting and crystal growing processes to reduce the amount of time required for ingot formation, increase ingot output and reduce the cost of raw materials.

We believe PV cells made from crystalline silicon will continue to dominate the PV market in the foreseeable future. Therefore, our research and development efforts as they relate to PV cells have focused on improving technologies and processing techniques to increase the conversion efficiency and the power output of our PV cells, all of which were traditionally made from multicrystalline silicon. Starting from June 2009, we have been in collaboration with the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells, to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells. Our 300 megawatts of PANDA production capacity for each of monocrystalline ingots and wafers, cells and modules in Baoding, Hebei Province has started initial production in July 2010. On the PANDA commercial lines, we successfully produced next-generation cells with an average efficiency rate of 18.5% in 2010, and reached a record cell conversion efficiency rate of 19.89% on PANDA pilot production line in the first quarter of 2011. We also seek to reduce the breakage rate and failure rate and increase the success rate and conversion efficiency of our PV cells through the use of advanced equipment and improved manufacturing processes at each stage of our production. To ensure the competitiveness of our products, we closely monitor the development by our competitors of new-generation PV cells, such as thin film cells, that may or may not be made from crystalline silicon and will seek to respond to challenges and opportunities posed by new technology as appropriate.

We have upgraded module assembly techniques to accommodate the delicate nature of thinner PV cells. We are researching new solutions to lengthen our PV modules’ life span and make them more reliable, and to further increase the conversion efficiency of our PV cells and PV modules through the use of new materials and new technologies. In addition, we are working to improve our technologies to manufacture PV modules that can be used as construction materials. We are also exploring multi-purpose applications of our off-grid PV systems, and collaborating with international PV system installers and integrators by participating in large on-grid PV system projects in order to accumulate more experience and knowledge in such projects.

Our research and development expenses were RMB 57.2 million, RMB 184.3 million and RMB 137.5 million (US$20.8 million) in 2008, 2009 and 2010, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2010 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

Our contractual obligations and commitments as of December 31, 2010 are set forth in the table below.

	Payment Due By Period
		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(In thousands of RMB)

Borrowings from banks and other parties(1)	9,006,700	6,185,982	2,215,992	506,518	98,208
Convertible senior notes(2)	9,270	—	9,270	—	—
Senior secured convertible notes(3)	122,301	9,644	112,657	—	—
Medium-term notes(4)	1,243,000	43,000	86,000	1,114,000	—
Commitments for capital expenditures	1,124,971	1,012,474	112,497	—	—
Commitments for the purchase of raw materials	16,112,104	1,922,930	3,796,971	4,599,328	5,792,875

Total	27,618,346	9,174,030	6,333,387	6,219,846	5,891,083

(1)	Includes interest of RMB 652.3 million accrued at the interest rate under the loan agreement. For borrowings with a floating rate, the most recent rate as of December 31, 2010 was applied.

(2)	Includes effective interest of RMB 1.3 million due to the guaranteed return on the convertible senior notes.

(3)	Includes effective interest of RMB 25.9 million due to the guaranteed return on the senior secured convertible notes.

(4)	Includes interest of RMB 243.0 million accrued at the interest rate under the loan agreement.

G.	Safe Harbor

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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Yingli Green Energy

Liansheng Miao	55	Chairperson of board of directors and chief executive officer
Zongwei Li	38	Director and chief financial officer
Xiangdong Wang	48	Director and vice president
Iain Ferguson Bruce(1)(2)	70	Independent director
Ming Huang(1)(2)	47	Independent director
Chi Ping Martin Lau(1)(2)	38	Independent director
Junmin Liu	61	Independent director
Dengyuan Song	53	Chief technology officer
Yiyu Wang	36	Chief strategic officer
Jingfeng Xiong	40	Vice president
Zhiheng Zhao	62	Vice president
Xiaoqiang Zheng	34	Vice president and chief operating officer
Yaocheng Liu	37	Vice president

(1)	Audit committee member.

(2)	Compensation committee member.

Mr. Liansheng Miao is the chairperson of the board of directors, the founder and chief executive officer of Yingli Green Energy. Prior to founding Tianwei Yingli in 1998, Mr. Miao was the chairperson of Yingli Group. Mr. Miao is an executive director of the Photovoltaic Committee of the China Renewable Energies Association, vice chairperson of the China Rural Area Electricity Supply Association and vice chairperson of the China Cells Industry Association. Mr. Miao is also a director of the Hebei New and High Technology Industry Association and a director of the New Energy Chamber of Commerce of All-China Federation of Industry and Commerce. Mr. Miao received his bachelor’s degree in business management from Beijing Economics Institute and his master’s degree in business administration from Peking University in China.

Mr. Zongwei Li is a director and the chief financial officer of Yingli Green Energy. Mr. Li also serves as an independent director and the chairman of the audit committee of Youku.com Inc., an Internet television company listed on the NYSE. Prior to joining us in November 2006, Mr. Li served as senior audit manager and audit manager at the accounting firm of PricewaterhouseCoopers for 11 years. Mr. Li graduated from the mechanical engineering department of Shanghai Institute of Technology and from the international finance and insurance department of Shanghai Institute of Business and Administration. Mr. Li received his master’s degree in business administration from Olin School of Business of Washington University.

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

Mr. Iain Ferguson Bruce is an independent member of our board of directors and the chairperson of the audit committee and compensation committee of our board of directors. His directorship became effective upon the completion of our initial public offering in June 2007. Mr. Bruce joined KPMG in Hong Kong in 1964 and was elected to its partnership in 1971. He was the senior partner of KPMG from 1991 until his retirement in 1996 and also concurrently served as chairman of KPMG Asia Pacific from 1993 to 1997. Since 1964, Mr. Bruce has been a member of the Chartered Accountants of Scotland and is a fellow of the Hong Kong Institute of Certified Public Accountants with over 45 years’ experience in the accounting profession. Mr. Bruce is currently an independent non-executive director of Goodbaby International Holdings Limited, a manufacturer of infants, and children’s products, Paul Y Engineering Group Limited, a construction and engineering company, Sands China Ltd., a gaming and hospitality company, Vitasoy International Holdings Ltd., a beverage manufacturing company, Wing On Company International Ltd., a department store operating and real property investment company, and Tencent Holdings Limited, a provider of Internet services and mobile value-added service; all of these companies are listed on the Hong Kong Stock Exchange. In addition, Mr. Bruce also serves as a non-executive director of Noble Group Limited, a commodity trading company that is listed on the Singapore Stock Exchange, and as an independent non-executive director of China Medical Technologies, Inc., a NASDAQ-listed, China-based medical device company.

Professor Ming Huang is an independent member of our board of directors and a member of the audit committee and compensation committee of our board of directors. He was elected to our board in August 2008. Professor Huang also serves as a director of Qihoo 360 Technology Co. Ltd., an internet security company listed on the NYSE. He has been a professor of finance at the Johnson Graduate School of Management at Cornell University in the United States since July 2005. Professor Huang also serves as professor of finance at China Europe International Business School in China since July 2010. He previously served as professor of finance at Cheung Kong Graduate School of Business in China from July 2008 to June 2010, and Dean of the School of Finance at Shanghai University of Finance and Economics from April 2006 to March 2009. Prior to 2005, he was an associate professor of finance at the Graduate School of Business at Stanford University from September 2002 to June 2005 and associate dean and visiting professor of finance at Cheung Kong Graduate School of Business from July 2004 to June 2005. Professor Huang’s academic research primarily focuses on behavioral finance, credit risk and derivatives. Professor Huang received his bachelor’s degree in physics from Beijing University, his doctorate degree in theoretical physics from Cornell University and his doctorate degree in finance from Stanford University.

Mr. Chi Ping Martin Lau is an independent member of our board of directors and a member of the audit committee and compensation committee of our board of directors. His directorship became effective upon completion of our initial public offering in June 2007. Mr. Lau is the president and an executive director of Tencent Holdings Limited, a Hong Kong Stock Exchange-listed operator of an Internet community in China, two positions he has held since February 2006 and March 2007, respectively. Mr. Lau joined Tencent as the chief strategy and investment officer of Tencent in February 2005. Prior to joining Tencent, Mr. Lau was an executive director at Goldman Sachs (Asia) L.L.C.’s investment banking division and the chief operating officer of its telecom, media and technology group. Prior to that, he worked at McKinsey & Company, Inc., a consulting firm, as a management consultant. He has over 11 years’ experience in securities offerings, mergers and acquisitions and management consulting. Mr. Lau received a bachelor’s degree in electrical engineering from the University of Michigan, his master’s degree in electrical engineering from Stanford University and an MBA from Kellogg Graduate School of Management of Northwestern University in the United States.

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

Dr. Yaocheng Liu is a vice president in charge of information technology at Yingli Green Energy. Prior to joining us in 2009, Dr. Liu served as a management consultant at McKinsey & Company, following a technology development career as a research scientist and project leader at IBM Semiconductor Research and Development Center in New York. Dr. Liu received his bachelor’s degree from Tsinghua University in Beijing, China and his doctorate degree from Stanford University in California, both in materials science and engineering.

The business address of our directors and executive officers is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3055 Middle Fuxing Road, Baoding, People’s Republic of China.

B.	Compensation of Directors and Executive Officers

In 2010, the aggregate cash compensation to our executive officers and directors, was RMB 14.8 million (US$2.2 million). For options and restricted shares granted to officers and directors, see ‘‘— 2006 Stock Incentive Plan.”

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

Granted Options.  Each of the relevant option award agreements provides for the vesting of options, provided the option holder remains a director, officer, employee or consultant of ours. Following the option holder’s termination of service with us for any reason, the option, to the extent not then vested, will be cancelled by us without consideration. Upon a change of control, the options will, to the extent not then vested and not previously canceled, become fully vested and exercisable immediately. As of the date of this annual report, options to purchase an aggregate of 248,313 ordinary shares have been forfeited and cancelled by us without consideration.

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

Each of the relevant award agreements provides for the vesting of restricted shares, provided the option holder remains a director or officer of ours or Tianwei Yingli or our employee or consultant. Restricted shares granted for the benefit of a trust participant will also fully vest upon termination of service resulting from death or disability of the trust participant that is due to work-related reasons. Following a trust participant’s termination of service with us, except if such termination is resulting from the trust participant’s death or disability that is due to work-related reasons, the restricted shares granted for the benefit of such trust participant will, to the extent not then vested, be forfeited without any consideration. As of the date of this annual report, 33,792 restricted shares have been forfeited without any consideration.

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

As of the date of this annual report, an aggregate of 523,108 restricted shares were issued to the trustee for the benefit of 69 trust participants remain unvested, consisting of (i) an aggregate of 147,968 restricted shares for the benefit of five directors and officers of us, (ii) an aggregate of 362,348 restricted shares granted for the benefit of 61 other employees, (iii) 3,000 restricted shares granted for the benefit of a non-employee and (iv) 9,792 restricted shares forfeited for two former employees.

Employee Pension and Other Retirement Benefits

Pursuant to the relevant PRC regulations, we are required to make contributions for each employee at a rate of 20% of a standard salary base as determined by the local social security bureau to a defined contribution retirement scheme organized by the local social security bureau. In addition, we are also required to make contributions for each employee at rates of 7.5-10%, 1-2% and 6.6-13.6% of standard base for medical insurance benefits, unemployment and other statutory benefits, respectively. Contributions of RMB 76.2 million (US$11.5 million) was paid for the year ended December 31, 2010 which was charged to expense. We have no other obligation to make payments in respect of retirement benefits of our employees.

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

Our board of directors currently has seven directors, consisting of four independent directors. At our most recent Annual General Meeting held on August 13, 2010 in Beijing, China, Mr. Iain Ferguson Bruce was re-elected to our board of directors, and Mr. Chi Ping Martin Lau was elected to our board of directors. Mr. Bruce is an independent member of our board of directors and the chairperson of the audit committee and compensation committee of our board of directors. His directorship became effective upon the completion of our initial public offering in June 2007. Mr. Lau is an independent member of our board of directors and a member of the audit committee and compensation committee of our board of directors. His directorship became effective also upon completion of our initial public offering in June 2007

Under our current articles of association, our board of directors consists of at least two directors. Our directors are elected by the holders of ordinary shares. At each annual general meeting, one third of our directors then existing (other than the chairperson of our board and any managing director) will be subject to re-election. A director is not required to hold any shares in us by way of qualification.

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

D. Employees

Employees

We had 4,704, 5,813 and 11,435 employees as of December 31, 2008, 2009 and 2010, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our total employees as of December 31, 2010.

	As of December 31, 2010
	Number of	Percentage
	Employees	of Total

Manufacturing	7,246	63.4%
Quality Inspection	480	4.2%
Research and Development	1,080	9.4%
Procurement, Sales and Marketing	469	4.1%
Management and Administrative	654	5.7%
Logistics, Manufacturing Support and Others	1,506	13.2%

Total	11,435	100%

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

As of December 31, 2010, we were required by PRC law to make monthly contributions in amounts equal to 20.0%, 7.5% to 10%, 1% to 2%, 0.5% to 1% and 0.6% to 0.8% of our employees’ average monthly salary in the preceding year to a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, respectively, each for the benefit of our employees subject to certain statutory limits.

Our employees are not subject to any collective bargaining agreement. We have not been involved in any material labor disputes. We believe that we have a good relationship with our employees.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of May 10, 2011, the most recent practicable date, by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Ordinary Shares Beneficially
Owned(1)(2)
	Number of Shares	%

Liansheng Miao(3)	52,188,852	32.87
Xiangdong Wang	*	*
Iain Ferguson Bruce	*	*
Ming Huang	*	*
Chi Ping Martin Lau	*	*
Junmin Liu	*	*
Zongwei Li	*	*
Dengyuan Song	*	*
Yiyu Wang	*	*
Jingfeng Xiong	*	*
Zhiheng Zhao	*	*
Xiaoqiang Zheng	*	*
Yaocheng Liu	*	*
All directors and executive officers as a group	53,703,991	33.50
Principal Shareholders and 5% Shareholders:
Yingli Power Holding Company Ltd.(4)	51,600,652	32.62
TB Partners GP Limited(5)	8,740,191	5.53
Mackenzie Financial Corporation(6)	8,950,000	5.66

*	Less than 1% of our outstanding share capital.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	Percentage of beneficial ownership of each listed person is based on 158,190,387 ordinary shares outstanding and, as applicable, (i) the ordinary shares underlying share options exercisable by such person and (ii) restricted ordinary shares awarded to such person that can be vested, in each case within 60 days of the date of this annual report, not including share options that can be early exercised, at the discretion of the holder, into unvested ordinary shares.

(3)	Represents 51,600,652 of our ordinary shares owned by Yingli Power, our principal shareholder, which is 100% beneficially owned by the family trust of Mr. Miao, and 217,600 restricted shares that were vested and 425,000 stock option exercisable. Mr. Miao’s business address is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3055 Middle Fuxing Road, Baoding, People’s Republic of China.

(4)	Represents 51,600,652 of our ordinary shares beneficially owned by Yingli Power. Yingli Power is 100% beneficially owned by the family trust of Mr. Liansheng Miao. The mailing address of Yingli Power is Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

(5)	Based on the Schedule 13G filing with the Securities and Exchange Commission on January 28,2011, represents 5,400,688 of our ordinary shares in the form of ADS held by Trustbridge Partners II, L.P., a limited partnership whose general partner is TB Partners GP2, L.P. The general partner of TB Partners GP2, L.P. is TB Partners GP Limited. Assumes conversion of the outstanding amount of US$14.6 million in our senior secured convertible notes due 2012 held by Trustbridge Partners II, L.P. into 3,339,503 ordinary shares, in connection with our acquisition of Cyber Power. The address of the principal business office of TB Partners GP Limited is Room 1206, One Lujiazui, 68 Yincheng Road (C), Pudong Shanghai, People’s Republic of China.

(6)	Based on the Schedule 13G filing with the Commission on February 11, 2011. The address of the principal business office of Mackenzie Financial Corporation is 180 Queen Street West, Toronto, Ontario M5V 3K1.

As of May 10, 2011, 103,901,895, or 65.68% of our outstanding ordinary shares in the form of ADSs are held by 15 record holders in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

The senior secured convertible notes carry an interest rate of 10% and were convertible at any time into our ordinary shares at an initial conversion rate of 17,699 ordinary shares per US$100,000 principal amount of senior secured convertible notes (based on US$5.65 per ADS, the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20-trading day period immediately preceding to the entry into the note purchase agreement). Under the terms of the indenture governing the senior secured convertible notes, the conversion rate is subject to certain anti-dilution adjustments. For example, on June 30, 2010 and the last day of each quarter thereafter, the conversion rate will be adjusted to equal to US$100,000 divided by the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20-trading day period immediately preceding such date, if such adjustment results in an increase in the number of our ordinary shares issuable upon conversion. In addition, upon the public release of our financial results for each of the full year 2008, the second quarter of 2009 and the full year 2009, the conversion rate will be adjusted to equal to US$100,000 divided by the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20- trading day period immediately following such public release, if such adjustment results in an increase in the number of our ordinary shares issuable upon conversion. In March 2009, the conversion rate was adjusted to the rate of 22,933 ordinary shares per US$100,000 principal amount of the senior secured convertible notes as a result of our public release of our financial results for the full year 2008. In May 2009, we entered into a supplemental indenture that established a limit on the number of ordinary shares we are obligated to issue under these non-dilutive adjustments, as well as a covenant that prohibits us from issuing equity at below market price, subject to certain exceptions. The indenture also contains certain restrictive covenants, including maintenance of certain financial ratios and limitations on restricted payments and dispositions of assets. In June 2009, we entered into a second supplemental indenture to amend the periods for which the restrictive covenants are applicable. In June 2009, we issued 2,000,000 ordinary shares to Trustbridge as a result of the conversion of approximately US$8.7 million of the senior secured convertible notes. In August and September 2010, we issued a total of 6,000,688 ordinary shares to Trustbridge as a result of the conversion of approximately US$26.2 million of the senior secured convertible notes. The senior secured convertible notes are guaranteed by Mr. Miao and Yingli Power and secured by a pledge by Yingli Power of 3,320,298 of our ordinary shares it holds (with no obligation to deliver additional shares of collateral nor any default tied to the trading price of our ADSs). As of the date of this annual report, approximately US$14.6 million of the senior secured convertible notes were outstanding.

Transactions with Yingli Group

During 2008 and 2010, we made loans of RMB 4.0 million and RMB 1.0 million (US$0.2 million) to Yingli Group. The outstanding balance was RMB 0.6 million (US$0.1 million) as of December 31, 2010.

We made prepayments of RMB 473.9 million to Yingli Group for purchases of raw materials during 2007, of which RMB 463.9 million was refunded to us in 2007 as the purchases did not occur. We received the remaining balance of RMB 10.0 million (US$1.5 million) in 2010.

On August 17, 2007, we made a deposit of RMB 21.6 million to Yingli Group for the purchase of office premises on our behalf. This deposit was reduced by RMB 19.4 million when Yingli Group completed the purchase and passed ownership of the property to us in December 2007. We received the remaining balance of RMB 2.2 million on February 1, 2008.

Baoding Harvest Trade Co., Ltd., or Baoding Harvest, was a PRC real estate company 51% owned by Tianwei Group and 49% owned by Yingli Group. Baoding Harvest became a wholly-owned subsidiary of Yingli Group in June 2008. We sold PV systems in the amount of RMB 15.8 million and RMB 12.5 million (US$1.9 million) to Baoding Harvest in 2008 and 2010. As of December 31, 2010, we had accounts receivable of RMB 0.1 million (US$0.02 million) with Baoding Harvest.

In 2008 and 2010, we made prepayments of RMB 3.0 million and RMB 3.5 million (US$0.5 million) to Baoding Power Valley International Hotel, a branch of Baoding Harvest for the provision of accommodation and meeting services. The outstanding balance was RMB 2.2 million (US$0.3 million) as of December 31, 2010.

In 2007, we borrowed and repaid RMB 25.0 million from Baoding Harvest. During 2007, Tianwei Yingli made loans, unsecured, free of interest and without definitive terms of repayment, to Baoding Harvest amounting to RMB 2.0 million to support its operations. The full amount of these loans remained outstanding as of December 31, 2010.

In 2008, 2009 and 2010, Tianwei Yingli purchased RMB 0.8 million, RMB 4.4 million and RMB 4.2 million (US$0.6 million) products and services from Yingli Municipal Public Facilities Company, or Yingli Municipal, a subsidiary of Yingli Group, of which RMB 1.7 million and RMB 0.9 million (US$0.1 million) remained payable to Yingli Municipal as of December 31, 2009 and 2010, respectively.

In 2008, 2009 and 2010, Tianwei Yingli made prepayments of RMB 22.3 million, RMB 47.8 million and RMB 49.0 million (US$7.4 million), respectively, to Baoding Maike Green Food Co., Ltd., or Maike, a subsidiary of Yingli Group, for the purchase of packaging materials. Tianwei Yingli’s purchase from Maike amounted to RMB 22.7 million, RMB 45.8 million and RMB 39.4 million (US$6.0 million) in 2008, 2009 and 2010, respectively. The outstanding balance of prepayment was RMB 0.6 million and RMB 2.6 million and RMB 12.1 million (US$1.8 million) as of December 31, 2008, 2009 and 2010, respectively, for purchases of packaging materials. Tianwei Yingli may continue to purchase similar products from Maike in the future. In 2010, Yingli China, Hainan Yingli and Fine Silicon purchased total RMB 32.4 million (US$4.9 million) products from Maike, of which RMB 9.8 million (US$1.5 million) remained payable to Maike as of December 31, 2010.

Yingli Group has had a series of financial transactions with Tianwei Yingli and Fine Silicon. In 2007, Tianwei Yingli borrowed RMB 38.9 million from Yingli Group without interest due and any definitive terms of repayment and repaid this amount in full in 2007. In 2009, Fine Silicon borrowed RMB 1.0 million from Yingli Group without interest due and any definitive terms of repayment and repaid this amount in full in 2010.

We reclassified the accounts receivable of RMB 18.5 million with Baoding Jiasheng Guangdian Technology Co., Ltd. or Baoding Jiasheng, which became a subsidiary of Yingli Group in October 2009, as due from related party. During 2009 and 2010, we made sales of RMB 26.5 million and RMB 16.5 million (US$2.5 million) to and received payments of RMB 5.6 million and RMB 50.9 million (US$7.7 million) from Baoding Jiasheng. During 2009 and 2010, Tianwei Yingli and Hainan Yingli made prepayment of RMB 54.1 million and RMB 12.9 million (US$2.0 million) to and purchased RMB 41.3 million and RMB 14.2 million (US$2.2 million) of raw materials from Baoding Jiasheng. During 2010, Yingli China and Fine Silicon purchased total RMB 17.9 million (US$2.7 million) products from Baoding Jiasheng and paid RMB 13.8 million (US$2.1 million) to Baoding Jiasheng. As of December 31, 2010, we had accounts receivable of RMB 5.0 million (US$0.8 million), prepayment of RMB 11.5 million (US$1.7 million) and accounts payable of RMB 4.4 million (US$0.7 million) with Baoding Jiasheng.

During 2009 and 2010, we purchased RMB 5.7 million and RMB 295.7 million (US$44.8 million) of products from Baoding Yinggao Trading Co., Ltd., a subsidiary of Yingli Group, of which RMB 2.3 million and RMB 29.8 million (US$4.5 million) remained payable to Baoding Yinggao Trading Co. as of December 31, 2009 and 2010. In 2010, we made sales of RMB 64.3 million (US$9.7 million) to Baoding Yinggao Trading Co., Ltd. As of December 31, 2010, we had accounts receivable of RMB 70.0 million (US$10.6 million) with Baoding Yinggao Trading Co., Ltd.

Tianwei Yingli made prepayments of RMB 57.8 million, RMB 137.9 million and RMB 167.8 million (US$25.4 million), respectively, in 2008, 2009 and 2010 to Yitongguangfu Technical Co., Ltd., or Yitongguangfu, a subsidiary of Yingli Group, for the purchase of raw materials. Tianwei Yingli’s actual purchase from Yitongguangfu amounted to RMB 58.2 million, RMB 127.4 million and RMB 170.6 million (US$25.8 million) in 2008, 2009 and 2010 respectively. The outstanding balance of prepayment as of December 31, 2008, 2009 and 2010 was RMB 25.9 million, RMB 36.3 million and RMB 33.5 million (US$5.1 million), respectively in purchases of raw materials. During 2010, Yingli China, Hainan Yingli and Beijing Tianneng purchased RMB 115.0 million (US$17.4 million) of raw materials from Yitongguangfu, of which RMB 43.5 million (US$6.6 million) remained payable to Yitongguangfu as of December 31, 2010. We may continue to purchase raw materials from Yitongguangfu in the future. In 2010, we made sales of RMB 21.3 million (US$3.2 million) to Yitongguangfu. As of December 31, 2010, we had accounts receivable of RMB 10.4 million (US$1.6 million) with Yitongguangfu.

In 2010, we purchased RMB 29.6 million (US$4.5 million) services from Baoding Yingli Bubalus Logistics Co., Ltd., or Yingli Bubalus, a subsidiary of Yingli Group, of which RMB 6.3 million (US$1.0 million) remained payable to Yingli Bubalus as of December 31, 2010. During 2010, Tianwei Yingli made loans, unsecured, free of interest and without definitive terms of repayment, to Baoding Bubalus amounting to RMB 3.6 million (US$0.5 million) to support its operations. The full amount of these loans remained outstanding as of December 31, 2010.

In 2010, Tianwei Yingli made prepayments of RMB 1.2 million (US$0.2 million) to Baoding Yimin Photoelectric Construction Co., Ltd. or Baoding Yimin, a subsidiary of Yingli Group, for purchases of services, of which RMB 0.1 million (US$0.02 million) was outstanding as of December 31, 2010. During 2010, Yingli China and Yingli Beijing purchased the services amounting to RMB 7.0 million (US$1.1 million) from Baoding Yimin and paid RMB 7.0 million (US$1.1 million).

In 2010, Hainan Yingli made prepayments of RMB 3.5 million (US$0.5 million) to Hainan Jimei Jiahe Park Project Co., Ltd., a subsidiary of Yingli Group, for purchase of services, of which RMB 3.5 million (US$0.5 million) was remainding as of December 31, 2010.

In 2010, we purchased natural gas amounting to RMB 23.3 million (US$3.5 million) from Baoding CNPC Kunlun Natural Gas Co., Ltd., an affiliate of Yingli Group, and paid RMB 18.2 million (US$2.8 million). As of December 31, 2010, we had accounts payable of RMB 5.1 million (US$0.8 million) with Baoding CNPC Kunlun Natural Gas Co., Ltd.

In 2010, we purchased package materials amounting to RMB 1.6 million (US$0.2 million) from Haikou Ruimu Jiahe Packaging Product Co., Ltd., a subsidiary of Yingli Group. As of December 31, 2010, we had accounts payable of RMB 1.6 million (US$0.2 million) with Haikou Ruimu Jiahe Packaging Product Co., Ltd.

In 2010, we purchased construction and installation services amounting to RMB 1.2 million (US$0.2 million) from Baoding Yuansheng Construction & Installation Project Co., Ltd., a subsidiary of Baoding Harvest Development Co., Ltd. and paid RMB 1.2 million (US$0.2 million). As of December 31, 2010, we had accounts payable of RMB 0.03 million (US$0.01 million) with Baoding Yuansheng Construction & Installation Project Co., Ltd.

In 2010, we purchased construction services amounting to RMB 13.3 million (US$2.0 million) from Baoding Harvest Development Co., Ltd., a subsidiary of Yingli Group, and paid RMB 10.8 million (US$1.6 million). As of December 31, 2010, we had accounts payable of RMB 2.5 million (US$0.4 million) with Baoding Harvest Development Co., Ltd.

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

On August 9, 2006, Tianwei Yingli declared dividends of RMB 21.7 million to Tianwei Baobian. Tianwei Baobian reinvested RMB 10.7 million of this dividend in the form of a paid in capital contribution in Tianwei Yingli. The remaining dividends payable of RMB 11.0 million (US$1.7 million) was settled in July 2010.

Certain Other Related Party Transactions

In 2008, 2009 and 2010, we sold PV modules to Tibetan Yingli amounting to RMB 0.8 million, RMB 2.9 million and RMB 14.0 million (US$2.1 million). As of December 31, 2010, we had accounts receivable amounting to RMB 17.6 million (US$2.7 million) due from Tibetan Yingli.

In 2008 and 2009, Tianwei Yingli purchased aluminum frames in the amount of RMB 14.3 million and RMB 16.9 million, respectively, from Tianwei Fu Le Aluminum Co., Ltd., or Tianwei Fu Le, a subsidiary of Tianwei Group, of which RMB 14.3 million and RMB 16.5 million was paid in 2008 and 2009 respectively. The outstanding balance of payable to Tianwei Fu Le was RMB 2.2 million and RMB 2.7 million as of December 31, 2008 and 2009, respectively. In 2010, Tianwei Group sold the equity of Tianwei Fu Le.

We also have arrangements with Xinguang, a PRC silicon manufacturer, for the supply of polysilicon for 2007 and 2008 and have entered into supply contracts with Xinguang from time to time. Mr. Xiangdong Wang, our director and vice president, also serves as a director of Xinguang. Pursuant to these arrangements, Xinguang has agreed to supply 1,232 tons of polysilicon to us. We entered into the first contract with Xinguang in April 2007 (which was amended by a supplemental contract between the parties in May 2007), pursuant to which Xinguang agreed, subject to its actual production capability and output, to supply 200 tons and 1,000 tons of silicon materials to us during 2007 and 2008, respectively. The price of the polysilicon that Xinguang will supply to us in 2008 was not specified. In May 2007 and July 2007, we entered into two more contracts with Xinguang, which increased the volume of polysilicon supply in the April 2007 contract (as amended) to 232 tons and provided for committed volumes of polysilicon supply by Xinguang in 2007 and the first quarter of 2008. In October 2007, we entered into a new supply contract (which was amended by an associated supplemental contract) with Xinguang to replace our previous arrangement with Xinguang for the supply of 1,000 tons of polysilicon as contemplated by the April 2007 contract (as amended). The October 2007 contract (as amended) provides for a fixed unit price on the total committed volume as well as a unit price adjustment mechanism. Under the terms of the October contract (as amended), the fixed unit price will be adjusted if the market price of polysilicon upon delivery fluctuates outside a 5% band based on the prevailing market price when the contract was signed. In addition, the October 2007 contract provides that if one of the parties requests such adjustment to the unit price, the performance of the October 2007 contract will be suspended until both parties reach an agreement on pricing. We made prepayments of RMB 110.7 million and RMB 11.4 million to Xinguang for the purchase of polysilicon in 2008 and 2009 respectively. The outstanding balance was reduced by purchases of raw materials by RMB 444.6 million and RMB 14.1 million in 2008 and 2009, respectively.

We purchased raw materials from Baoding Dongfa Tianying New Energy Resources Company Limited, or Dongfa Tianying, an equity investee of Tianwei Yingli for the period from July 2007 to April 2009. In 2008, we purchased RMB 23.6 million and paid RMB 21.3 million for purchase of raw materials. The outstanding balance was RMB 6.0 million as of December 31, 2008. We acquired 30% of Dongfa Tianying’s equity interest for RMB 3.0 million in July 2007 and sold such equity interest in April 2009.

We reclassified the accounts receivable of RMB 10.9 million with Beijing Tianneng Yingli New Energy Resources Technologies Co., Ltd., or Beijing Tianneng Yingli, an entity owned by the minority shareholder of Yingli Beijing and two relatives of the general manager of Yingli Beijing before March 2010, as due from related party. During 2008 and 2009, we made sales of RMB 4.5 million and RMB 5.7 million to and received payments of RMB 9.2 million and RMB 7.2 million from Beijing Tianneng Yingli. In addition, during 2008 and 2009, we outsourced a small amount of PV modules and purchased raw materials of RMB 2.6 million and RMB 10.8 million from and paid RMB 2.2 million and RMB 8.2 million to Beijing Tianneng Yingli. As of December 31, 2009, RMB 3.0 million was payable to Beijing Tianneng Yingli. On March 29, 2010, Yingli Beijing completed acquisition of all equity interest in Beijing Tianneng Yingli and it became our wholly-owned subsidiary.

Upon the establishment Yingli Greece, a foreign subsidiary, we reclassified amounts receivable of RMB 1.7 million with CIP Solutions AG, an entity whose equity shareholder is a minority shareholder of Yingli Greece, as due from related party. We received payment of RMB 1.7 million in March 2008. In addition, upon the establishment of Yingli Greece, we reclassified the prepayment of RMB 10.2 million with CIP Solutions AG as due from related party. During 2008, 2009 and 2010, we made prepayment of RMB 411.0 million, RMB 604.8 million and RMB 544.6 million (US$82.5 million) to and purchased RMB 411.8 million, RMB 475.2 million and RMB 663.0 million (US$100.5 million) of raw materials from CIP Solutions AG. As of December 31, 2010, RMB 20.6 million (US$3.1 million) was prepaid to CIP Solutions AG.

In 2010, we made sales of RMB 162.2 million (US$24.6 million) to and received payments of RMB 50.7 million (US$7.7 million) from CIP Services AG, an entity whose equity shareholder is a minority shareholder of Yingli Greece. As of December 31, 2010, we had accounts receivable of RMB 115.5 million (US$17.5 million) with CIP Services AG.

During 2009, we made sales of RMB 1.7 million to and received payments of RMB 0.1 million from Suzhou Industry Zone Hexin New Energy Co., Ltd., the minority shareholder of Suzhou Yingli Urban Application of PV Technology Co., Ltd., one of our PRC subsidiaries established in 2009. As of December 31, 2010, we had accounts receivable of RMB 1.6 million (US$0.2 million) with Suzhou Industry Zone Hexin New Energy Co., Ltd.

Fine Silicon received two loans from Baoding Yingli Group Company Limited, an affiliate of ours, in February and July 2009, respectively. Each of the loans was in a principal amount of RMB 100.0 million, which were entrusted through Baoding Urban District Rural Credit Union and Baoding Commercial Bank, respectively. The two loans each had a term of 12 months and carried an interest rate of 5.31% and 6.58%, respectively per year. In October 2009, we repaid both loans.

In 2010, we borrowed RMB 3.7 million (US$0.6 million) and repaid RMB 1.0 million (US$0.2 million) from Beijing Zhonghe Zhengshi Investment Management and Consulting Company, a minority shareholder of

Yingli Beijing. As of December 31, 2010, the amount of RMB 2.7 million (US$0.4 million) remained outstanding.

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

We are currently in the process of an arbitration proceeding with International Comercial E Industrial, S.A., or INCEISA, a Spanish Solar product distributor, at the International Court of Arbitration of the International Chamber of Commerce. We commence the arbitration seeking recovery of certain account receivables payable of approximately US$28 million by INCEISA under the terms of a written settlement agreement. As of the date of this annual report, INCEISA has failed to defend or otherwise take part in the arbitration or any stage thereof. However, pursuant to the terms of an escrow agreement, INCEISA deposited with Citibank N.A. as escrow agent, 400,000 ADSs held in the Company for the purpose of securing (in part) INCEISA’s obligations under the settlement agreement. In February 2011, the net proceeds of sale of such ADSs in the amount of US$4,960,344.37 was paid to us. As of the date of this annual report, the proceeding is still ongoing.

Tianwei Yingli is currently in the process of an arbitration proceeding with Solar-Hub Co., Ltd., or Solar-Hub, a Korean polysilicon trading company, at China International Economic and Trade Arbitration Commission, or CITAC. Tianwei Yingli made payments to SolarHub in the amount of US$9.3 million under a series of purchase and sale agreements dated. At the time when Tianwei Yingli initiated the arbitration process, Solar-Hub failed to deliver to Tianwei Yingli polysilicon valued at US$4.4 million under the original agreement. Solar-Hub was absent at the hearing session, which was held in January 2011. CITAC is expected to issue the final award in June, 2011.

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

	Market Price per ADS
	High	Low

Annual Highs and Lows
2007 (from June 8, 2007)	41.50	10.48
2008	39.95	2.50
2009	16.92	3.32
2010	19.11	8.31
Quarterly Highs and Lows
First Quarter 2009	7.57	3.32
Second Quarter 2009	16.35	5.75
Third Quarter 2009	16.17	9.68
Fourth Quarter 2009	16.92	11.17
First Quarter 2010	19.11	10.84
Second Quarter 2010	13.65	8.31
Third Quarter 2010	13.94	9.86
Fourth Quarter 2010	14.29	9.85
First Quarter 2011	13.34	9.94
Monthly Highs and Lows
October 2010	14.29	11.4
November 2010	13.11	9.85
December 2010	10.98	9.85
January 2011	11.95	9.94
February 2011	13.34	11.21
March 2011	13.10	10.06
April 2011	13.14	11.36
May 2011(through May 11)	12.49	11.15

The closing price for our ADSs on the New York Stock Exchange on May 11, 2011 was US$11.36 per ADS.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing one of our ordinary shares, have been listed on the New York Stock Exchange since June 8, 2007 under the symbol “YGE.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

With respect to certain non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that depositary shares such as our ADSs (which are listed on the New York Stock Exchange), but not our ordinary shares, are treated as readily tradable on an established securities market in the United States for these purposes. Thus, while we believe that our ADSs currently should be considered readily tradeable for these purposes, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see “— People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, may be eligible for the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate U.S. Holders will not be eligible for the reduced rates of taxation applicable to any dividends received from us in taxable years beginning prior to January 1, 2013, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Under the PRC tax law, if the dividends paid by us are deemed to be derived from sources within the PRC, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. Subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if you have held ADSs or ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ADSs or ordinary shares. The rules governing the foreign tax credit are complex. You should consult your own tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

Passive Foreign Investment Company

We believe that we were not a PFIC for our taxable year ended on December 31, 2010, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If, however, we are or become a PFIC, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You are urged to consult your tax advisors concerning the U.S. federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

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

Foreign Exchange Risk

Most of our sales are denominated in Euros or U.S. dollars, while a substantial portion of our costs and expenses is denominated in Renminbi, Euros and U.S. dollars. Under relevant PRC regulations, we are required to convert the foreign currencies we receive into Renminbi within specified time periods and prior to disbursement.

Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign currency-denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar, Euro and Renminbi, affect our net profit margins and would result in foreign currency exchange gains or losses on our foreign currency denominated assets and liabilities. Our exposure to foreign exchange risk primarily relates to foreign currency exchange gains or losses resulting from timing differences between the signing of sales contracts or raw material supply contracts and the receipt of payment and the settlement or disbursement relating to these contracts. For example, the depreciation of the Euro against the Renminbi, such as in the first quarter and the second quarter of 2010, has adversely affected and could continue to adversely affect our total net revenues.

As of December 31, 2010, we held an equivalent of RMB 2,483.0 million (US$376.2 million) in accounts receivable and prepayment to suppliers (excluding the non-current portion), of which an equivalent of RMB 1,156.1 million (US$175.2 million) were denominated in U.S. dollars and RMB 907.5 million (US$137.5 million) were denominated in Euro. As the substantial majority of our sales of our products and purchases of our raw materials are denominated in U.S. dollars and Euro, any significant fluctuations in the exchange rates between the Renminbi and the U.S. dollar and/or the Euro could have a material adverse effect on our results of operations. Moreover, we had significant monetary assets and liabilities denominated in U.S. dollars and Euro as of December 31, 2010, which consisted mainly of accounts receivable, prepayment to suppliers and accounts payable. Fluctuations in foreign exchange rates could also have a material adverse effect on the value of these monetary assets and liabilities denominated in U.S. dollars and Euro. Generally, appreciation of Renminbi against U.S. dollars and Euro will result in foreign exchange losses for monetary assets denominated in U.S. dollars and Euro and foreign exchange gains for monetary liabilities denominated in U.S. dollars and Euro. Conversely, depreciation of Renminbi against U.S. dollars and Euro will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars and Euro and foreign exchange losses for monetary liabilities denominated in U.S. dollars and Euro.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi based on the foreign exchange rate on December 31, 2010 would result in our holding Renminbi equivalents of RMB 1,036.9 million (US$157.1 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2010. These amounts would represent net loss of RMB 119.2 million (US$18.1 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2010. Conversely, we estimate that a 10% depreciation of Renminbi would result in our holding Renminbi equivalents of RMB 1,267.4 million (US$192.0 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2010. These amounts would represent net income of RMB 111.3 million (US$16.9 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2010.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi based on the foreign exchange rate on December 31, 2010 would result in our holding Renminbi equivalents of RMB 812.2 million (US$123.1 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2010. These amounts would represent net loss of RMB 95.3 million (US$14.4 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2010. Conversely, we estimate that a 10% depreciation of Renminbi would result in our holding Renminbi equivalents of RMB 992.7 million (US$150.4 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2010. These amounts would represent net income of RMB 85.2 million (US$12.9 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2010.

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

Net foreign currency exchange loss was RMB 66.3 million in 2008, primarily due to depreciation of the U.S. dollar and the Euro against the Renminbi, partially offset by a gain of RMB 106.9 million from foreign currency forward contracts realized in the fourth quarter of 2008. Net foreign currency exchange gain was RMB 38.4 million in 2009, primarily due to the appreciation of the Euro against the Renminbi during the second and third quarters of 2009. In addition, we have entered into hedging and foreign currency forward arrangements to limit our exposure to foreign currency exchange risk. Net foreign currency exchange loss was RMB 338.2 million (US$51.2 million) in 2010, primarily due to depreciation of the U.S. dollar and the Euro against the Renminbi. However, we will continue to be exposed to foreign currency exchange risk to the extent that our hedging and foreign currency forward arrangements do not cover all of our expected revenues denominated in foreign currencies. We cannot predict the effect of exchange rate fluctuations on our foreign exchange gains or losses in the future. We may continue to reduce the effect of such exposure through foreign currency forward or other similar arrangements, but because of the limited availability of such instruments in China, we cannot assure you that we will always find a hedging arrangement suitable to us, or that such derivative activities will be effective in managing our foreign exchange risk. The value of your investment in our company will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the dividends Tianwei Yingli may pay us in the future and the value of your investment in us, all of which may have a material adverse effect on the value of our ADSs.

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

On December 11, 2007, we completed an offering of US$172.5 million principal amount zero coupon convertible senior notes due 2012. As of December 31, 2010, the principal amount of our zero coupon convertible senior notes due 2012 was approximately US$1.2 million. As the convertible senior notes carry a fixed return of 5.125% per annum to the investor if not converted, historical changes in market interest rates have not exposed us to material interest rate risks. The fair value of our zero coupon convertible senior notes due 2012 was US$1.4 million as of December 31, 2010, which was determined based upon quoted market prices and other pertinent information available to us. Since considerable judgment is required in interpreting market information, the fair value of the long-term debt is not necessarily indicative of the amount which could be realized in a current market exchange.

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

Fees and Payments from the Depositary to Us

Our depositary, JPMorgan Chase Bank, N.A., has agreed to reimburse us for our expenses incurred in connection with our ADR and investor relations programs in the future. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement is not related to the amount of fees the depositary collects from the ADS holders. In 2010, we received from our depositary a reimbursement of US$61,175.81 relating to the ADS facility.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Commission, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2010 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2010 based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting as of December 31, 2010 has been audited by KPMG, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2010. KPMG’s report on the effectiveness of our internal control over financial reporting is included on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2009	2010
	(In thousands of	(In thousands of	(In thousands of
	RMB)	RMB)	US$)

Audit fees(1)	7,618	7,368	1,116
Audit-related fees(2)	4,737	2,432	368

(1)	Audit fees means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)	Audit-related fees means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit-related fees” involve principally limited reviews performed on our consolidated financial statements. The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG, other than those for de minimus services which are approved by the Audit Committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS.

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE.

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

•	Under the listing standards of the New York Stock Exchange, domestic companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, the nominating/corporate governance committee must develop and recommend to the board a set of corporate governance principles. We do not have a nominating/corporate governance committee, and the Companies Law of the Cayman Islands does not require companies incorporated in Cayman Islands to have a nominating/corporate governance committee. Currently, our board of directors performs the duties of the nominating/corporate governance committee and regularly reviews our corporate governance principles and practice.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

•	Reports of Independent Registered Public Accounting Firm

•	Consolidated Balance Sheets as of December 31, 2009 and 2010

•	Consolidated Statements of Operations for the years ended December 31, 2008, 2009 and 2010 of Yingli Green Energy Holding Company Limited and its Subsidiaries

•	Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) for the years ended December 31, 2008, 2009 and 2010 of Yingli Green Energy Holding Company Limited and its Subsidiaries

•	Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2009 and 2010 of Yingli Green Energy Holding Company Limited and its Subsidiaries

•	Notes to the Consolidated Financial Statements

ITEM 19.	EXHIBITS

Exhibit
Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of Yingli Green Energy Holding Company Limited (incorporated by reference to Exhibit 3.1 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
2.1	Form of Registrant’s American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11,2007)
2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

Exhibit
Number	Description of Document

2.3	Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.4	Amendment No. 1 to Deposit Agreement among the Registrant, the depositary and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 99.A.2 from our Post-Effective Amendment No. 1 to our Form F-6 registration statement (File No. 333-142852), filed with the Commission on March 2, 2009)
2.5	Supplemental Agreement to Deposit Agreement among the Registrant, the depositary and all holders from time to time of American Depositary Receipts issued under the Deposit Agreement (incorporated by reference to Exhibit 99.A.2 from our Post-Effective Amendment No. 1 to our Form F-6 registration statement (File No. 333-142852), filed with the Commission on March 2, 2009)
2.6	Trust Deed, dated January 19, 2007, between the Registrant and DBS Trustee Limited relating to the Registrant’s 2006 Stock Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 4.17 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
2.7	Form of Indenture between the Registrant and Wilmington Trust Company, as trustee and securities agent (included on the Signature page) (incorporated by reference to Exhibit 4.18 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
2.8	Rights Agreement, dated as of October 17, 2007, between Yingli Green Energy Holding Company Limited and RBC Dexia Corporate Services Hong Kong Limited, as Rights Agent, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights as Exhibit B (incorporated by reference to Exhibit 4.1 from our 8-A registration statement (File No. 001-33469), as amended, initially filed with the Commission on October 17, 2007)
2.9	Amendment No. 1 to Rights Agreement, dated as of June 2, 2008, between Yingli Green Energy Holding Company Limited and RBC Dexia Corporate Services Hong Kong Limited, as Rights Agent (incorporated by reference to Exhibit 4.2 from our 8-A registration statement (File No. 001-33469), as amended, filed with the Commission on June 3, 2008)
2.10	Warrant Agreement, dated as of April 7, 2009, among Yingli Green Energy Holding Company Limited, Deutsche Bank AG, Hong Kong Branch, as warrant agent, and Deutsche Bank Luxemberg S.A. as warrant registrar (incorporated by reference to Exhibit 2.23 from our 20-F annual report filed with the Commission on June 15, 2009)
2.11	Indenture, dated November 28, 2008, between the Registrant and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 4.4 from our F-3 registration statement (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)
4.1	2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.2	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.3	Joint Venture Contract of Baoding Tianwei Yingli New Energy Resources Co., Ltd., dated August 25, 2006, and Supplemental Contracts Nos. 1, 2, and 3 thereto, dated October 10, 2006, November 13, 2006 and December 18, 2006, respectively (incorporated by reference to Exhibit 10.3 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.4	Registrant’s US$20 million 10.0% Guaranteed Senior Secured Convertible Notes Due 2012, dated January 16, 2009 (incorporated by reference to Exhibit 4.6 from our 20-F annual report filed with the Commission on June 15, 2009)

Exhibit
Number		Description of Document

4.5		Indenture, dated January 16, 2009, among the Registrant, Yingli Power Holding Company Ltd. and Mr. Liansheng Miao as guarantors, Yingli Power Holding Company Ltd. as chargor and DB Trustees (Hong Kong) Limited as trustee (incorporated by reference to Exhibit 4.7 from our 20-F annual report filed with the Commission on June 15, 2009)
4.6		Supplemental Indenture, dated May 21, 2009, between the Registrant and DB Trustees (Hong Kong) Limited as trustee (incorporated by reference to Exhibit 4.8 from our 20-F annual report filed with the Commission on June 15, 2009)
4.7		Note Purchase Agreement, dated January 7, 2009, between the Registrant and Trustbridge Partners II, L.P. as purchaser (incorporated by reference to Exhibit 4.9 from our 20-F annual report filed with the Commission on June 15, 2009)
4	.8*	Credit Contract, dated November 29, 2010, between Tianwei Yingli, as borrower, and The Bank of East Asia (China) Limited, Beijing Branch, as lender.
4.9		Credit Agreement, dated January 24, 2009, between Gold Sun Day Limited as lender and Yingli Energy (China) Company Limited as borrower (incorporated by reference to Exhibit 4.11 from our 20-F annual report filed with the Commission on June 15, 2009)
4.10		Guarantee and Undertaking, dated January 24, 2009, by the Registrant (incorporated by reference to Exhibit 4.12 from our 20-F annual report filed with the Commission on June 15, 2009)
4.11		Share Mortgage, dated February 13, 2009, between Cyber Power Group Limited as mortgagor and Gold Sun Day limited as mortgagee (incorporated by reference to Exhibit 4.13 from our 20-F annual report filed with the Commission on June 15, 2009)
4.12		Account Charge, dated February 13, 2009, between Cyber Power Group Limited as mortgagor and Gold Sun Day limited as mortgagee (incorporated by reference to Exhibit 4.14 from our 20-F annual report filed with the Commission on June 15, 2009)
4.13		Security Agreement, dated February 13, 2009, between Cyber Lighting Holding Company Limited as chargor and Gold Sun Day limited as chargee (incorporated by reference to Exhibit 4.15 from our 20-F annual report filed with the Commission on June 15, 2009)
4.14		Original Opco Equity Pledge dated February 13, 2009, between Cyber Power Group Limited as chargor, Fine Silicon Co., Ltd as company, and Gold Sun Day limited as chargee (incorporated by reference to Exhibit 4.16 from our 20-F annual report filed with the Commission on June 15, 2009)
4.15		Loan Agreement, dated December 22, 2008, between Yingli Energy (China) Company Limited as borrower and China Development Bank as lender (incorporated by reference to Exhibit 4.17 from our 20-F annual report filed with the Commission on June 15, 2009)
4.16		Agreement on Pledge of Receivables, dated December 22, 2008, between Yingli Energy (China) Company Limited as pledgor and China Development Bank as pledgee (incorporated by reference to Exhibit 4.18 from our 20-F annual report filed with the Commission on June 15, 2009)
4.17		Mortgage Agreement, dated December 22, 2008, between Yingli Energy (China) Company Limited as mortgagor and China Development Bank as mortgagee (incorporated by reference to Exhibit 4.19 from our 20-F annual report filed with the Commission on June 15, 2009)
4.18		Guarantee Agreement, dated December 22, 2008, between Baoding Tianwei Yingli New Energy Resources Co., Ltd. as guarantor and China Development Bank as guarantee (incorporated by reference to Exhibit 4.20 from our 20-F annual report filed with the Commission on June 15, 2009)
4	.19*	Loan Contract, dated October 12, 2010, between Baoding Tianwei Yingli New Energy Resources Co., Ltd as borrower, and The Export-Import Bank of China as lender.
4.20		Supply Agreement, dated November 13, 2006, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.29 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.21		Supply Agreement, dated August 10, 2006, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.30 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

Exhibit
Number		Description of Document

4.22		Amendment No. 1 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.32 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
4.23		Amendment No. 2 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan
4.24		Supplemental Contract No. 4 to the Joint Venture Contract of Baoding Tianwei Yingli New Energy Resources Co., Ltd., dated September 28, 2007 (incorporated by reference to Exhibit 10.35 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
4.25		Supply Agreement, dated July 4, 2007, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.36 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
4.26		Supply Agreement, dated September 5, 2007, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.37 from our F-1 registration statement (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)
4.27		Second Supplemental Indenture, dated June 15, 2009, between the Registrant and DB Trustee (Hong Kong) Limited, as trustee (incorporated by reference to Exhibit 4.35 from our 20-F annual report filed with the Commission on June 15, 2009)
4.28		Supplemental Agreement, dated November 6, 2008, between Tianwei Yingli, as borrower, and the lenders and the agent thereunder, relating to the Term Facility Agreement, dated August 29, 2008, by and between the parties thereto, or the Tianwei Yingli Term Facility Agreement (incorporated by reference to Exhibit 10.1 from our F-3 registration statement (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)
4.29		Supplemental Deed, dated November 6, 2008, between the Registrant, as guarantor, and the lender and the agent under the Tianwei Yingli Term Facility Agreement, relating to the Corporate Guarantee, dated August 29, 2008, by and between the parties thereto (incorporated by reference to Exhibit 10.2 from our F-3 registration statement (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)
4	.30*	Loan Agreement, dated January 15, 2010, between Tianwei Yingli, as borrower, and Bank of China Limited, Baoding Branch, as lender.
4.31		Letter of Intent, dated November 26, 2008, by and among the Registrant, Yingli Energy (China) Company Limited, Grand Avenue Group Limited, Baoding Yingli Group Company Limited and Mr. Liansheng Miao (incorporated by reference to Exhibit 10.4 from our F-3 registration statement (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)
4.32		Fixed Asset Loan Agreement, dated June 10, 2010, between Yingli China and Bank of Communications, Hebei Branch
8	.1*	Subsidiaries of the Registrant
11.1		Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from our F-1 registration statement (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)
12	.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12	.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13	.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13	.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15	.1*	Consent of Independent Registered Public Accounting Firm

*	Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

By:	/s/ Liansheng Miao
Name:     Liansheng Miao

Title:	Chairman and Chief Executive Officer

Date: May 11, 2011

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Yingli Green Energy Holding Company Limited:

We have audited the accompanying consolidated balance sheets of Yingli Green Energy Holding Company Limited and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yingli Green Energy Holding Company Limited and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2010, have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(e) of the notes to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Yingli Green Energy Holding Company Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 11, 2011, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/  KPMG
Hong Kong, China
May 11, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Yingli Green Energy Holding Company Limited:

We have audited Yingli Green Energy Holding Company Limited’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Yingli Green Energy Holding Company Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Yingli Green Energy Holding Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Yingli Green Energy Holding Company Limited and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated May 11, 2011, expressed an unqualified opinion on those consolidated financial statements.

/s/  KPMG
Hong Kong, China
May 11, 2011

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31, 2009	December 31, 2010
	RMB	RMB	US$
	(Amounts in thousands, except share and per share data)

ASSETS
Current assets:
Cash	3,248,086	5,856,132	887,293
Restricted cash	215,192	644,928	97,716
Accounts receivable, net	1,750,898	1,909,319	289,291
Inventories	1,665,021	2,524,956	382,569
Prepayments to suppliers	329,457	573,937	86,960
Value-added tax recoverable	300,528	931,830	141,187
Amounts due from and prepayments to related parties	303,726	291,564	44,176
Prepaid expenses and other current assets	143,567	174,395	26,423

Total current assets	7,956,475	12,907,061	1,955,615

Restricted cash, excluding current portion	167,774	—	—
Long-term prepayments to suppliers	678,311	504,326	76,413
Property, plant and equipment, net	6,573,851	9,933,956	1,505,145
Land use rights	354,560	358,834	54,369
Intangible assets, net	207,826	160,494	24,318
Goodwill	273,666	273,666	41,464
Other assets	44,642	50,157	7,600

Total assets	16,257,105	24,188,494	3,664,924

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings, including current portion of long-term debt	3,501,027	5,857,878	887,557
Accounts payable	1,852,216	2,475,415	375,063
Advances from customers	30,554	1,001,292	151,711
Amounts due to related parties	31,138	84,481	12,800
Convertible senior notes	1,291,843	—	—
Other current liabilities and accrued expenses	232,610	363,912	55,138

Total current liabilities	6,939,388	9,782,978	1,482,269

Convertible senior notes	—	8,121	1,230
Senior secured convertible notes	100,139	83,213	12,608
Medium-term notes	—	1,001,128	151,686
Long-term debt, excluding current portion	752,809	2,496,482	378,255
Other liabilities	278,910	542,956	82,266

Total liabilities	8,071,246	13,914,878	2,108,314

Shareholders’ equity:
Ordinary shares —
Par value: US$0.01
Authorized shares: 1,000,000,000
Issued and outstanding shares: 148,527,450 and 156,205,313 as of December 31, 2009 and 2010, respectively	11,363	11,881	1,800
Additional paid-in capital	6,130,890	6,412,995	971,666
Accumulated other comprehensive income	12,784	59,183	8,967
Retained earnings	480,037	1,866,813	282,852

Total equity attributable to Yingli Green Energy	6,635,074	8,350,872	1,265,285

Noncontrolling interests	1,550,785	1,922,744	291,325

Total shareholders’ equity	8,185,859	10,273,616	1,556,610

Commitments and contingencies	—	—	—

Total liabilities and shareholders’ equity	16,257,105	24,188,494	3,664,924

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(Amounts in thousands, except per share data)

Net revenues
Sales of PV modules	7,445,790	7,158,441	12,276,854	1,860,129
Sales of PV systems	27,584	50,197	56,662	8,585
Other revenues	79,641	46,231	166,471	25,223

Total net revenues	7,553,015	7,254,869	12,499,987	1,893,937
Cost of revenues
Cost of PV modules sales	5,713,605	5,458,284	8,131,218	1,232,002
Cost of PV systems sales	19,241	39,851	49,190	7,453
Cost of other revenues	52,953	42,361	166,794	25,272

Total cost of revenues	5,785,799	5,540,496	8,347,202	1,264,727

Gross profit	1,767,216	1,714,373	4,152,785	629,210
Operating expenses
Selling expenses	294,895	347,545	780,244	118,219
General and administrative expenses	261,989	410,101	467,516	70,836
Research and development expenses	57,249	184,332	137,525	20,837
Provision for (recovery of) doubtful accounts receivable	(217)	322,668	(13,098)	(1,985)
Impairment of intangible asset	—	131,177	—	—

Total operating expenses	613,916	1,395,823	1,372,187	207,907

Income from operations	1,153,300	318,550	2,780,598	421,303

Other income (expense)
Equity in losses of affiliates, net	(2,174)	(2,769)	(628)	(95)
Interest expense	(162,131)	(376,336)	(438,011)	(66,365)
Interest income	12,739	6,321	15,992	2,423
Foreign currency exchange gains (losses)	(66,286)	38,389	(338,216)	(51,245)
Loss on debt extinguishment	—	(244,744)	—	—
Loss from revaluation of embedded derivative	—	(231,345)	—	—
Other income	6,090	7,373	11,764	1,782

Earnings (loss) before income taxes	941,538	(484,561)	2,031,499	307,803
Income tax benefit (expense)	5,588	31,831	(333,466)	(50,524)

Net income (loss)	947,126	(452,730)	1,698,033	257,279
Less: Earnings attributable to the noncontrolling interests	(293,300)	(78,865)	(311,257)	(47,160)

Net income (loss) attributable to Yingli Green Energy	653,826	(531,595)	1,386,776	210,119

Basic earnings (loss) per ordinary share	5.13	(3.83)	9.15	1.39

Diluted earnings (loss) per ordinary share	5.05	(3.83)	8.86	1.34

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

										Comprehensive
									Comprehensive	Income
				Accumulated		Total Yingli			Income	Attributable
	Ordinary Share		Additional	Other		Green Energy		Total	Attributable to	to the	Total
	Numbers		Paid-In	Comprehensive	Retained	Shareholders’	Non-Controlling	Shareholders’	Yingli Green	Noncontrolling	Comprehensive
	of Shares	Amount	Capital	Income	Earnings	Equity	Interests	Equity	Energy	Interests	Income
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Amounts in thousands, except share data)

Balance as of January 1, 2008	126,923,609	9,884	3,663,843	11,901	357,806	4,043,434	754,799	4,798,233
Net income	—	—	—	—	653,826	653,826	293,300	947,126	653,826	293,300	947,126
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	19,306	—	19,306	—	19,306	19,306	—	19,306

Comprehensive income									673,132	293,300	966,432

Acquisition of additional equity interest in Tianwei Yingli	—	—	—	—	—	—	343,948	343,948
Establishment of new subsidiaries with noncontrolling interests	—	—	—	—	—	—	3,104	3,104
Issuance of ordinary shares upon vesting of restricted shares	524,212	38	(38)	—	—	—	—	—
Share-based compensation	—	—	60,553	—	—	60,553	—	60,553

Balance as of December 31, 2008	127,447,821	9,922	3,724,358	31,207	1,011,632	4,777,119	1,395,151	6,172,270

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) — (Continued)

										Comprehensive
									Comprehensive	Income
				Accumulated		Total Yingli			Loss	Attributable
	Ordinary Share		Additional	Other		Green Energy		Total	Attributable to	to the	Total
	Numbers		Paid-In	Comprehensive	Retained	Shareholders’	Non-Controlling	Shareholders’	Yingli Green	Noncontrolling	Comprehensive
	of Shares	Amount	Capital	Income	Earnings	Equity	Interests	Equity	Energy	Interests	Loss
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(Amounts in thousands, except share data)

Balance as of January 1, 2009	127,447,821	9,922	3,724,358	31,207	1,011,632	4,777,119	1,395,151	6,172,270
Net loss	—	—	—	—	(531,595)	(531,595)	78,865	(452,730)	(531,595)	78,865	(452,730)
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	(18,423)	—	(18,423)	(6,566)	(24,989)	(18,423)	(6,566)	(24,989)

Comprehensive loss									(550,018)	72,299	(477,719)

Issuance of ordinary shares upon vesting of restricted shares	530,212	36	(36)	—	—	—	—	—
Issuance of ordinary shares upon exercise of stock options	159,417	11	4,341	—	—	4,352	—	4,352
Share-based compensation	—	—	37,442	—	—	37,442	38,585	76,027
Establishment of new subsidiaries with noncontrolling interests							44,750	44,750
Issuance of ordinary shares	18,390,000	1,257	1,551,926	—	—	1,553,183	—	1,553,183
Conversion of senior secured convertible notes	2,000,000	137	59,459	—	—	59,596	—	59,596
Fair value of conversion feature of First Tranche of senior secured convertible notes	—	—	170,893	—	—	170,893	—	170,893
Beneficial conversion feature of Second Tranche of senior secured convertible notes	—	—	201,210	—	—	201,210	—	201,210
Fair value of ADM warrants	—	—	381,297	—	—	381,297	—	381,297

Balance as of December 31, 2009	148,527,450	11,363	6,130,890	12,784	480,037	6,635,074	1,550,785	8,185,859

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) — (Continued)

										Comprehensive	Comprehensive
										Income	Income
				Accumulated		Total Yingli				Attributable	Attributable
	Ordinary Share		Additional	Other		Green Energy		Total		to Yingli	to the	Total
	Numbers		Paid-In	Comprehensive	Retained	Shareholders’	Non-Controlling	Shareholders’		Green	Noncontrolling	Comprehensive
	of Shares	Amount	Capital	Income	Earnings	Equity	Interests	Equity		Energy	Interests	Income
		RMB	RMB	RMB	RMB	RMB	RMB	RMB		RMB	RMB	RMB
	(Amounts in thousands, except share data)

Balance as of January 1, 2010	148,527,450	11,363	6,130,890	12,784	480,037	6,635,074	1,550,785	8,185,859
Net income	—	—	—	—	1,386,776	1,386,776	311,257	1,698,033		1,386,776	311,257	1,698,033
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	46,321	—	46,321	(10,499)	35,822		46,321	(10,499)	35,822
Cash flow hedging derivatives, net of nil tax	—	—	—	78	—	78	(32)	46		78	(32)	46

Comprehensive income										1,433,175	300,726	1,733,901

Issuance of ordinary shares upon vesting of restricted shares	527,764	36	(36)	—	—	—	—	—	US$	217,148	45,565	262,713

Issuance of ordinary shares upon exercise of stock options	139,200	9	4,040	—	—	4,049	—	4,049
Share-based compensation	—	—	63,520	—	—	63,520	11,233	74,753
Conversion of senior secured convertible notes	6,000,688	405	214,649	—	—	215,054	—	215,054
Issuance of ordinary shares upon exercise of ADM warrants	1,010,211	68	(68)	—	—	—	—	—
Capital injection from a subsidiary’s noncontrolling interests holder	—	—	—	—	—	—	60,000	60,000

Balance as of December 31, 2010	156,205,313	11,881	6,412,995	59,183	1,866,813	8,350,872	1,922,744	10,273,616

Balance as of December 31, 2010 — US$		1,800	971,666	8,967	282,852	1,265,285	291,325	1,556,610

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(Amounts in thousands)

Cash flow from operating activities:
Net income (loss)	947,126	(452,730)	1,698,033	257,279
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	158,844	343,381	471,159	71,388
Amortization of intangible assets	56,345	56,386	48,814	7,396
Loss on disposal of property, plant and equipment	657	1,483	15,571	2,359
Provision for (recovery of) doubtful accounts receivable	(217)	322,668	(13,098)	(1,985)
Loss on sale of accounts receivable	—	5,891	6,270	950
Write-down of inventories to net realizable value	7,506	9,590	16,467	2,495
Equity in losses of affiliates, net	2,174	2,769	628	95
Land use rights expense	1,310	7,995	9,326	1,413
Loss on debt extinguishment	—	244,744	—	—
Amortization of debt discount	13,289	54,554	105,626	16,004
Amortization of debt issuance cost	18,685	19,977	22,887	3,468
Share-based compensation	60,553	76,027	74,753	11,325
Deferred income tax benefit	(10,070)	(135,253)	(15,071)	(2,284)
Accreted interest on convertible senior notes and senior secured convertible notes	61,399	141,270	173,656	26,311
Foreign currency exchange losses (gains), net	(33,783)	(2,247)	51,520	7,806
Changes in fair value of financial instruments	—	25,316	1,513	229
Loss from revaluation of embedded derivative	—	231,345	—	—
Impairment of intangible assets	—	131,177	—	—
Changes in operating assets and liabilities:
Restricted cash related to purchase of inventory and other operating activities	(25,389)	(47,676)	(222,501)	(33,712)
Accounts receivable	(200,973)	(636,370)	(145,634)	(22,066)
Inventories	(87,275)	902,477	(449,156)	(68,054)
Prepayments to suppliers	(95,543)	(38,070)	(244,462)	(37,040)
Prepaid expenses and other current assets	(3,253)	(37,856)	(18,092)	(2,740)
Value-added tax recoverable	(325,202)	161,057	(631,302)	(95,652)
Amounts due from and prepayments to related parties	(59,010)	(264,882)	(235,545)	(35,689)
Accounts payable	358,564	840,817	541,474	82,041
Other current liabilities and accrued expenses	23,456	116,359	105,471	15,982
Advances from customers	33,683	(21,332)	970,260	147,009
Other liabilities	52,128	57,849	96,885	14,680
Amounts due to related parties	2,685	11,495	64,299	9,742
Net cash provided by operating activities	957,689	2,128,211	2,499,751	378,750

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(Amounts in thousands)

Cash flows from investing activities
Government grants for property, plant and equipment	—	23,690	102,480	15,527
Purchase of property, plant and equipment	(1,950,295)	(2,255,154)	(3,077,582)	(466,300)
Restricted cash related to purchase of property, plant and equipment	(76,681)	(485,484)	(735,452)	(111,432)
Payments for land use rights	(9,360)	(284,277)	(33,900)	(5,136)
Proceeds from disposal of an affiliate	—	3,000	—	—
Cash paid for the acquisition of Cyber Power, net of cash acquired	(170,865)	(328,232)	—	—
Equity investments	(3,000)	(6,600)	(10,000)	(1,515)
Cash paid for acquisition of Beijing Tianneng, net of cash acquired	—	—	(408)	(62)
Loans made to related parties	(4,310)	—	—	—
Cash proceeds from repayment of loans made to related parties	2,250	390	—	—

Net cash used in investing activities	(2,212,261)	(3,332,667)	(3,754,862)	(568,918)

Cash flows from financing activities
Proceeds from short-term bank borrowings	5,213,899	3,482,487	6,386,843	967,703
Proceeds from long-term debt	718,378	1,073,598	2,548,854	386,190
Repayment of short-term bank borrowings	(4,444,922)	(2,952,688)	(4,678,764)	(708,903)
Repayment of long-term bank borrowings		(54,618)	(112,100)	(16,985)
Proceeds from structured loan	—	341,795	—	—
Repayment of structured loan	—	(341,620)	—	—
Payment for bank borrowings issuance costs	(21,781)	—	—	—
Proceeds from issuance of ordinary shares	—	1,553,183	—	—
Proceeds from exercise of options		877	4,049	614
Non-current restricted cash related to guarantee of bank borrowings	—	(167,774)	—	—
Contribution from noncontrolling interest holders	3,104	42,250	60,000	9,091
Proceeds from borrowings from Yingil Hainan’s 30% equity owner	—	60,000	90,000	13,636

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$
	(Amounts in thousands)

Proceeds from borrowings from related parties	6,206	100,000	—	—
Repayment of borrowings from related parties	(7,669)	(100,000)	—	—
Proceeds from issuance of senior secured convertible notes, net of issuance cost of RMB 2,344	—	335,585	—	—
Payment for the repurchase of the convertible senior notes	—	—	(1,327,623)	(201,155)
Dividend paid by Tianwei Yingli to Tianwei Baobian	—	—	(10,956)	(1,660)
Proceeds from issuance of medium-term notes, net of issuance cost of RMB 4,177	—	—	995,823	150,882

Net cash provided by financing activities	1,467,215	3,373,075	3,956,126	599,413
Effect of foreign currency exchange rate changes on cash	(64,806)	(29,447)	(92,969)	(14,086)

Net increase in cash	147,837	2,139,172	2,608,046	395,159

Cash at beginning of year	961,077	1,108,914	3,248,086	492,134
Cash at end of year	1,108,914	3,248,086	5,856,132	887,293

Supplemental disclosure of cash flow information:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Interest paid, net of capitalized interest	63,210	103,535	114,051	17,280
Income tax paid	2,374	68,882	296,824	44,973
Non-cash investing and financing transactions:
Payables for purchase of property, plant and equipment	155,465	525,180	598,378	90,663
Grants for purchase of property, plant and equipment paid to suppliers by the government	—	98,430	—	—
Payables for purchase of land use right	—	13,600	—	—
Conversion of senior secured convertible notes to ordinary shares	—	28,706	123,478	18,709
Contribution of intangible assets from noncontrolling interest holders	—	2,500	—	—
Conversion of loan to Yingli Power to purchase price consideration of Cyber Power acquisition	—	37,230	—	—

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

The consolidated financial statements of Yingli Green Energy include Yingli Green Energy,its subsidiaries and variable interest entity (“VIE”), in which the Company is the primary beneficiary . For consolidated subsidiaries where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Company is shown as noncontrolling interests. All significant inter-company balances and transactions have been eliminated upon consolidation.

(c)	Significant Concentrations and Risks

Revenue concentrations

The Company’s business depends substantially on government incentives given to its customers. In many countries in which the Company sells its products, the market of the Company’s products would not be commercially viable on a sustainable basis without government incentives. This is largely in part caused by the cost of generating electricity from solar power currently exceeding and that is expected to continue to exceed the costs of generating electricity from conventional energy sources. The Company generated approximately 93%, 97% and 96% of its total net revenues for the years ended December 31, 2008, 2009 and 2010, respectively, from sales to customers in countries with known government incentive programs for the use of solar products. A significant reduction in the scope or discontinuation of government incentive programs would have a materially adverse effect on the demand of the Company’s products.

A significant portion of the Company’s net revenues are from customers located in Germany, the United States of America (“USA”) and Spain. Revenues from customers located in Germany, USA and Spain are as follows:

	Year Ended
	December 31,	% of Net	December 31,	% of Net			% of Net
	2008	Revenue	2009	Revenue	December 31,2010		Revenue
	RMB		RMB		RMB	US$

Germany	3,118,713	41%	4,575,675	63%	7,078,239	1,072,460	57%
USA	127,743	2%	147,383	2%	1,216,962	184,388	10%
Spain	3,041,767	40%	431,520	6%	704,355	106,720	6%

Total	6,288,223	83%	5,154,578	71%	8,999,556	1,363,568	73%

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

The Company derived significant revenue from sales outside of the PRC. As a result the Company’s financial performance could be affected by events such as changes in foreign currency exchange rates, trade protection measures and changes in regional or worldwide economic or political conditions.

Management currently expects that the Company’s operating results will, for the foreseeable future, continue to depend on the sale of PV modules to a relatively small number of customers. The Company’s relationships with such key customers have been developed over a short period of time and are generally in their preliminary stages. In addition, the Company’s business is affected by competition in the market for the products that many of the Company’s major customers sell, and any decline in their businesses could reduce purchase orders from these customers. The loss of sales to any of these customers could have a material adverse effect on the Company’s business and results of operations. Furthermore, these customers have sought, from time to time, to prospectively renegotiate the pricing terms of their current agreements with the Company or obtain more favorable terms upon renewal of the contracts. Any adverse revisions to the material terms of the Company’s agreements with its key customers could have a material adverse effect on its business and results of operations.

Sales to one major customer, which exceeded 10% of the Company’s net revenue, is as follows:

		Year Ended December 31,
			% of Net		% of Net			% of Net
	Location	2008	Revenue	2009	Revenue	2010		Revenue
		RMB		RMB		RMB	US$

Customer A	Germany	878,244	12%	1,223,529	17%	1,501,037	227,430	12%

Accounts receivable from the above customer is as follows:

		December 31,
	Location	2009	2010
		RMB	RMB	US$

Customer A	Germany	90,519	68,148	10,326

Accounts receivable concentrations

A significant portion of the Company’s outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2009 and 2010, accounts receivable with one individual customer in excess of 10% of total accounts receivable accounted for approximately 10.1% and 10.4% of total outstanding accounts receivable, net, respectively.

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

In order to secure a stable supply of polysilicon and other raw materials, the Company makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers, prepayments to related party suppliers (included in amounts due from and prepayments to related parties), and long-term prepayments to suppliers in the Company’s consolidated balance sheets and amounted to RMB 1,230,910 and RMB 1,175,829 (US$178,156) as of December 31, 2009 and 2010, respectively. The Company makes the prepayments without receiving collateral for such payments. As a result, the Company’s claims for such

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of the suppliers. As of December 31, 2009 and December 31, 2010, advances made to individual suppliers in excess of 10% of total prepayments to suppliers are as follows:

		December 31,
	Location	2009	2010
		RMB	RMB	US$

Supplier A	South Korea	174,573	129,666	19,646
Supplier B	Germany	611,612	591,816	89,669

Total		786,185	721,482	109,315

The Company obtains some equipment used in its manufacturing process from a small number of selected equipment suppliers. In addition, some equipment has been customized based on the Company’s specifications, is not readily available from multiple vendors and would be difficult to repair or replace. If any of these suppliers were to experience financial difficulties or go out of business, the Company may have difficulties in repairing or replacing its equipment in the event of any damage to the manufacturing equipment or a breakdown of the production process. The Company’s ability to deliver products timely would suffer, which in turn could result in order cancellations and loss of revenue. A supplier’s failure to deliver the equipment in a timely manner with adequate quality and on terms acceptable to the Company could delay its capacity expansion of manufacturing facilities and otherwise disrupt its production schedule or increase its costs of production. The Company also made deposits of RMB 131,372 and RMB 341,198 (US$51,697) as of December 31, 2009 and 2010, respectively, for the purchase of equipment without receiving collateral for such payments. As a result, the Company’s claims for such payments would rank only as an unsecured claim, which exposes the Company to the credit risks of the equipment suppliers.

Concentrations of cash balances held at financial institutions

Cash balances include:

	December 31, 2009		December 31, 2010
	Original	RMB	Original	RMB
	Currency	Equivalents	Currency	Equivalents

Cash held by financial institutions located in:
PRC:
Denominated in RMB	1,487,549	1,487,549	3,675,875	3,675,875
Denominated in U.S. dollar (US$)	168,051	1,147,483	229,668	1,521,020
Denominated in European monetary unit (EURO)	48,809	478,183	50,353	443,430
Hong Kong Special Administrative Region (the “HK SAR”):
Denominated in US$	99	679	369	2,443
Europe:
Denominated in US$	4,166	28,443	57	377
Denominated in EURO	9,974	97,717	19,759	174,006
US:
Denominated in US$	837	5,714	5,584	36,982

Total cash held by financial institutions		3,245,768		5,854,133

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

	December 31, 2009		December 31, 2010
	Original	RMB	Original	RMB
	Currency	Equivalents	Currency	Equivalents

Restricted cash and non-current restricted cash held by financial institutions located in the PRC:
Denominated in RMB	339,976	339,976	577,900	577,900
Denominated in US$	2,078	14,187	7,905	52,353
Denominated in EURO	2,940	28,803	1,666	14,675

Total restricted cash		382,966		644,928

As of December 31, 2009 and December 31, 2010, there were cash balances at three PRC individual financial institutions that each held cash balances in excess of 10% of the Company’s total cash balances, which collectively accounted for approximately 61.7% and 45.1% of the Company’s total cash balances, respectively.

Management believes that these financial institutions are of high credit quality.

(d)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities as well as with respect to the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the allocation of the purchase price for the Company’s acquisitions of noncontrolling interest in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), the estimated useful lives of property, plant and equipment and intangibles with definite lives, recoverability of the carrying values of property, plant and equipment, goodwill and intangible assets, the fair value of share-based payments, allowances for doubtful receivables, realizable value of inventories, prepayments and deferred income tax assets, the fair value of financial and equity instruments and warranty obligations. Actual results could differ from estimates.

(e)	Foreign Currency

The Company’s reporting currency is the Renminbi (“RMB”). Assets and liabilities of foreign companies whose functional currency is not RMB are translated into RMB using the exchange rate on the balance sheet date. Revenues, if any, and expenses are translated at average rates prevailing during the year. Gains and losses resulting from translation of financial statements of foreign companies are recorded as a separate component of accumulated other comprehensive income within shareholders’ equity.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet date. The resulting exchange differences are recorded in “foreign currency exchange gains (losses)” in the consolidated statements of operations. Transaction gains and losses resulting from intercompany foreign currency transactions that are of a long-term investment nature are treated in the same manner as translation adjustments and therefore excluded from the determination of net income (loss).

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the People’s Bank of China (“PBOC”) or other institutions authorized to buy

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

For the convenience of readers, certain 2010 RMB amounts have been translated into U.S. dollar amounts at the rate of RMB 6.6000 to US$1.00, the noon buying rate in New York for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of December 31, 2010. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2010, or at any other date.

(f)	Cash, Restricted Cash and Non-current Restricted Cash

Cash consists of cash on hand, cash in bank accounts, and interest bearing savings accounts.

Restricted cash of RMB 215,192 and RMB 644,928 (US$97,716) as of December 31, 2009 and 2010, respectively, represents bank deposits for securing letters of credit and letters of guarantee granted to the Company, primarily for the purchase of inventory and equipment. Such letters of credit and letters of guarantee expire within one year.

Non-current restricted cash of RMB 167,774 as of December 31, 2009 represents bank deposits for securing a long-term loan facility. This amount is reclassified to restricted cash, current, as of December 31, 2010 because the restriction will be removed upon the maturity date of the loan facility in June 2011.

(g)	Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on a review of specifically identified accounts and aging data. Judgments are made with respect to the collectability of accounts receivable balances based on historical collection experience, customer specific facts and current economic conditions. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Sale of Accounts Receivable

In 2009 and 2010, the Company entered into agreements to sell without recourse certain accounts receivable to several PRC banks. The buyer is responsible for servicing the receivables. The accounts receivables were determined to be legally isolated from the Company and its creditors, even in the event of bankruptcy or other receivership and the Company has surrendered control over the transferred receivables. As a result, the accounts receivables were considered sold and were therefore derecognized. The Company received proceeds from the sale of accounts receivable of RMB 1,737,651 and RMB 1,684,959 (US$255,297) for the year ended December 31, 2009 and 2010, respectively, and has included the proceeds in net cash provided by operating activities in the consolidated statements of cash flows. The Company recorded a loss on the sale of accounts receivable of RMB 5,891 and RMB 6,270 (US$950) for the years ended December 31, 2009 and 2010, respectively, which is included in general and administrative expense.

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

Advance payments for the future delivery of raw materials are made based on written purchase orders detailing product, quantity, pricing and are classified as “prepayments to suppliers” in the consolidated balance sheets. The Company’s supply contracts grant the Company the right to inspect products prior to acceptance. The balance of the “prepayments to suppliers” is reduced and reclassified to “inventories” when inventory is received and passes quality inspection. Such reclassifications of RMB 699,754, RMB 537,008 and RMB 424,044 (US$64,249) for the years ended December 31, 2008, 2009 and 2010, respectively, are not reflected as cash outflows from operating activities. As of December 31, 2009 and 2010, prepayments to suppliers of RMB 678,311 and RMB 504,326 (US$76,413), respectively, representing the portion expected to be utilized after twelve months have been classified as “long-term prepayments to suppliers” in the consolidated balance sheets and relate to prepayments to suppliers for long-term supply agreements with deliveries scheduled to commence beyond the next twelve months at each respective balance sheet date.

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

The Company’s amortizable intangible assets also includes long-term supplier agreements related to polysilicon supply agreements with delivery periods from 5 to 10 years commencing in 2009. In 2009, due to the decrease in the price of polysilicon, the Company recognized an impairment loss for the remaining book value of the long-term supply agreements.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Goodwill and intangible assets that are not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. For intangible assets that are not subject to amortization, an impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. For goodwill, the impairment test is a two-step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. No impairment loss was recorded for the periods presented.

Government grant

Government grants are recognized in the balance sheet initially when there is reasonable assurance that they will be received and that the Company will comply with the conditions attaching to them. Grants that compensate the Company for the cost of an asset are recognized as a deduction to the carrying amount of the asset.

For the year ended December 31, 2009, the Company received government grants related to the acquisition of assets for the polysilicon plant of RMB 122,120, which were recognized as a reduction in the cost of the assets. Government grants in cash of RMB 23,690 were paid to Fine Silicon Co., Ltd., and RMB 30,000 and RMB 68,430 were paid directly to two suppliers by the government.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

For the year ended December 31, 2010, the Company received government grants of RMB 102,480 (US$15,527) related to the construction of the solar power plants and recognized them as other current liabilities and long-term other liabilities of RMB 31,600 (US$4,788) and RMB 70,880 (US$10,739), respectively. These grants will be deducted from the carrying amount of the assets when the related solar power plants pass the government inspection.

(k)	Land Use Rights

Land use rights represent the cost of rights to use land in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of the rights of 45 — 50 years.

(l)	Equity Investments

Investments in entities where the Company does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Company’s share of the investee’s results of operations is included in other income (expense) in the Company’s consolidated statements of operations. Equity investments are accounted for under the cost method when the Company does not have the ability to exercise significant influence over the operating and financial policies of the investees. Under the cost method of accounting, the Company records an investment in the equity of an investee as cost, and recognizes as income dividends received that are distributed from net accumulated earnings of the investee since the date of acquisition.

The Company recognizes a loss when there is a loss in value of an equity investment which is other than a temporary decline. The process of assessing and determining whether an impairment on a particular equity investment is other than temporary requires a significant amount of judgment. To determine whether an impairment is other-than-temporary, management considers whether the Company has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to year-end, and forecasted performance of the investee. Based on management’s evaluation, there was no impairment charges related to its equity investments for any of the periods presented.

(m)	Statutory Reserves

In accordance with the relevant laws and regulations of the PRC, PRC enterprises are required to transfer 10% of their after tax profit, as determined in accordance with PRC accounting standard and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the enterprise. The transfer to this general reserve fund must be made before distribution of dividends can be made. As of December 31, 2009 and 2010, the PRC subsidiaries of the Company had appropriated RMB 201,247 and RMB 378,964 (US$57,419), respectively, to the general reserve fund, which is restricted from being distributed to the Company.

(n)	Derivative Financial Instruments and Hedging Activities

The Company recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. For derivatives designated in hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings.

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

For sales of PV modules from PRC to foreign customers, delivery of the products occurs at the point in time the product is delivered to the named port of shipment, which is when the risks and rewards of ownership are transferred to the customer. For sales of PV modules to domestic customers in PRC or by foreign subsidiaries, delivery of the product occurs at the point in time the product is received by the customer, which is when the risks and rewards of ownership have been transferred. Delivery is evidenced by a signed customer acceptance form for domestic sales and is evidenced by signed bills of lading for sales to foreign customers.

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

The Company is a party to research grant contracts with the PRC government under which the Company receives funds in advance for specified costs incurred in certain research projects. The Company records such amounts as a reduction to research and development expenses when the related research and development costs are incurred. The Company has recorded grant proceeds of RMB 3,675, nil and nil as a reduction to research and development expenses for the years ended December 31, 2008, 2009 and 2010, respectively.

(r)	Employee Benefits Plans

Pursuant to the relevant PRC regulations, the Company is required to make contributions for each employee at a rate of 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement program organized by the local Social Security Bureau. In addition, the Company is also required to make contributions for each employee at rates of 7.5%-10%, 1%-2% and 6.6%-13.6% of standard salary base for medical insurance benefits, unemployment and other statutory benefits, respectively. Total amount of contributions for the years ended December 31, 2008, 2009 and 2010 was RMB 15,051, RMB 27,128 and RMB 76,161 (US$11,540), respectively.

(s)	Warranty Cost

The Company’s PV modules are typically sold with a two or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty against declines of more than 10.0% and 20.0% of initial power generation capacity, respectively. As a result, the Company bears the risk of warranty claims long after the Company has sold its products and recognized revenues. The Company has sold PV modules only since January 2003, and none of the Company’s PV modules has been in use for more than

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

eight years. In connection with the Company’s PV system sales in the PRC, the Company provides a one- to five-year warranty against defects in the Company’s modules, storage batteries, controllers and inverters.

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

Actual warranty costs are charged against the accrued warranty liability. Warranty expense is recorded as selling expense.

Changes in the carrying amount of accrued warranty liability are as follows:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Beginning balance	60,780	123,649	189,233	28,672
Warranty expense for the current year	74,036	72,747	125,155	18,963
Warranty costs incurred or claimed	(11,167)	(7,163)	(10,747)	(1,628)

Total accrued warranty cost	123,649	189,233	303,641	46,007

Less: accrued warranty cost, current portion	8,957	14,789	22,469	3,404

Accrued warranty cost, excluding current portion	114,692	174,444	281,172	42,603

(t)	Income Taxes

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

(w)	Earnings Per Share

In accordance with FASB ASC Topic 260, Earnings Per Share, basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the conversion of convertible senior notes and senior secured convertible notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options, restricted shares and warrants (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the impact is anti-dilutive.

(x)	Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

See note (7) to the consolidated financial statements.

(z)	Recently Issued Accounting Standards

ASU 2009-13, Revenue Recognition

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, “Revenue Arrangements with Multiple Deliverables”). ASU 2009-13 amends FASB ASC Subtopic 605-25, Revenue Recognition — Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company expects that the adoption of ASU 2009-13 in 2011 will not have a material impact on its consolidated financial statements.

(3)	Accounts Receivable

Accounts receivable is summarized as follows:

	December 31,
	2009	2010
	RMB	RMB	US$

Accounts receivable	2,073,923	2,218,801	336,182
Less: Allowance for doubtful accounts	(323,025)	(309,482)	(46,891)

Total accounts receivable, net	1,750,898	1,909,319	289,291

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

The following table presents the movement of the allowance for doubtful accounts:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Beginning balance	(2,618)	(986)	(323,025)	(48,943)
Additions	(938)	(322,668)	(788)	(119)
Reversal of allowance for doubtful accounts	1,155	—	13,886	2,104
Write-off of accounts receivable charged	1,415	629	445	67

Ending balance	(986)	(323,025)	(309,482)	(46,891)

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally 10 days to 4 months from the date of billing. For certain customers the Company requires an advance payment before the sale is made. Such advance payments are reported as “advances from customers” in the Company’s consolidated balance sheets and amounted to RMB 30,554 and RMB 1,001,292 (US$151,711) as of December 31, 2009 and 2010, respectively. The Company also requires certain customers to secure payment by a letter of credit issued by the customers’ banks. Letters of credit have terms less than 30 days. Until the letter of credit is drawn and the amount is paid, the amount due from the customer is recorded as accounts receivable. As of December 31, 2009 and 2010, 95% and 91%, respectively, of accounts receivable were denominated in currencies other than the RMB.

(4)	Inventories

Inventories by major category consist of the following:

	December 31,
	2009	2010
	RMB	RMB	US$

Raw materials	950,072	1,182,606	179,183
Work-in-progress	308,323	588,582	89,179
Finished goods	406,626	753,768	114,207

Total inventories	1,665,021	2,524,956	382,569

Provisions to write-down the carrying amount of obsolete inventory to its estimated net realizable value amounted to RMB 7,506, RMB 9,590 and RMB 16,467 (US$2,495) for the years ended December 31, 2008, 2009 and 2010, respectively, and were recorded as cost of revenues in the consolidated statements of operations.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(5)	Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
	2009	2010
	RMB	RMB	US$

Buildings	724,164	1,413,575	214,178
Machinery and equipment	3,810,352	6,974,703	1,056,773
Furniture and fixtures	17,652	31,302	4,743
Motor vehicles	39,605	64,102	9,712
Construction in progress	2,549,038	2,473,924	374,837
Total property, plant and equipment	7,140,811	10,957,606	1,660,243
Less: Accumulated depreciation	(566,960)	(1,023,650)	(155,098)

Total property, plant and equipment, net	6,573,851	9,933,956	1,505,145

Depreciation expense on property, plant and equipment was allocated to the following expense items:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Cost of revenues	150,204	319,049	432,989	65,605
Selling expenses	203	303	1,817	275
General and administrative expenses	7,936	15,282	24,223	3,670
Research and development expenses	501	8,747	12,130	1,838

Total depreciation expense	158,844	343,381	471,159	71,388

The Company capitalized interest costs as a component of the cost of construction in progress as follows:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Interest cost capitalized	47,523	144,179	272,369	41,268
Interest cost charged to income	162,131	376,336	438,011	66,365

Total interest cost incurred	209,654	520,515	710,380	107,633

(6)	Derivative Instruments and Hedging Activities

The Company uses foreign currency forward contracts to manage its exposure to foreign currency risks arising from sales denominated in foreign currency and uses interest-rate-related derivative instruments to manage its exposure related to changes in interest rates on its variable-rate debt instruments. The Company does not speculate using derivative instruments.

Foreign Currency

The Company’s principal operating subsidiaries, Tianwei Yingli and Yingli Energy (China) Co., Ltd. (“Yingli China”) are located in the PRC with the Renminbi being its functional currency. However, the majority of these two entity’s sales are in currencies other than Renminbi, primarily the Euro. Any depreciation of the Euro against the Renminbi will generally result in foreign exchange losses and adversely

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

affect the Company’s results of operations. With an aim to reduce its risk exposure, the Company, on a selected basis, enters into forward contracts with financial institutions to forward sell Euro when it entered into certain sales contracts denominated in Euro through its PRC operating subsidiaries. Some of these foreign currency forward contracts are qualified as foreign currency cash flow hedges at inception, and thus the change in the fair value of these hedge contracts were initially recognized in accumulated other comprehensive income and reclassified into the consolidated statements of operations in the period that the sale of the related hedged item is recognized or when hedge accounting is discontinued if the foreign currency forward contracts are no longer effective in offsetting cash flows attributable to the hedged risk. During the year ended December 31, 2009 and 2010, the Company entered into foreign currency forward contracts with a notional amount of Euro 94,650 and Euro 159,580, respectively, against its Euro denominated sales. As of December 31, 2009 and 2010, the Company had outstanding foreign currency forward contracts with notional amounts of Euro 2,230 and Euro 50,040, respectively.

Interest

The Company’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its business operation and expansion, the Company’s PRC operating subsidiaries will obtain short-term and long-term bank borrowings. Some of bank borrowings carry variable interest rates. Interest expenses on these banking borrowings may increase as a result of change in market interest rates. With an aim to reduce its interest rate exposure, the Company entered into one long-term interest rate swap contract, with notional amount of US$70,000, in 2009. As of December 31, 2009 and 2010, the Company had outstanding interest rate swap contracts with notional amounts of US$62,000 and US$54,000, respectively.

Balance Sheet Classification

The following summarizes the fair values and location in the consolidated balance sheet of all derivatives held by the Company as of December 31, 2009 and 2010:

		Fair Value
	Balance Sheet Classification	2009	2010
		RMB	RMB	US$

Assets:
Foreign currency contract	Prepaid expenses and other current assets	—	3,834	581

Total derivatives designated as hedges		—	3,834	581

Liability:
Foreign currency contract	Other current liabilities and accrued expense	2,330	—	—
Interests rate swap	Other liabilities	22,986	30,663	4,646

Total derivatives not designated as hedges		25,316	30,663	4,646

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

Cash Flow Hedge Loss Recognition

The following summarizes the loss, recognized in the consolidated statement of operations, of derivatives designated and qualifying as cash flow hedges for the year ended December 31, 2009 and 2010: (nil for the year ended December 31, 2008:

			Location of Loss	Amount of Loss		Amount of Loss
	Amount of Loss		Reclassified from	Reclassified from		Recognized in
	Recognized in		Other	Other		Loss on
	Other		Comprehensive	Comprehensive		Derivative
Derivatives in Cash Flow	Comprehensive		Income into	Income into		(Ineffective
Hedging Relationships	Income		Income/Loss	Income/Loss		Portion)
	RMB	US$		RMB	US$	RMB	US$

2009
Foreign currency contracts	12,640	—	Foreign currency exchange losses	12,640	—	33,003	—
2010
Foreign currency contracts	54,679	8,285	Foreign currency exchange losses	54,601	8,273	—	—

Other Derivatives Gains (Losses) Recognition

The following summarizes the gains (losses) and the location in the consolidated statements of operations of derivatives not designated as hedging instruments for the year ended December 31, 2008, 2009 and 2010:

	Location of Gain
	(Loss) Recognized	Amount of Gain (Loss) Recognized in Income on
	in Income on	Derivative
	Derivative	2008	2009	2010
		RMB	RMB	RMB	US$

Derivatives Not Designated as Hedging Instruments
Foreign currency contracts	Foreign currency exchange gains (losses)	106,948	(1,420)	—	—
Interest rate swap	Interest expense	—	(22,986)	(22,945)	(3,477)

Total		106,948	(24,406)	(22,945)	(3,477)

(7)	Fair Value of Financial Instruments

(a)	Fair Value Hierarchy

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

The following table presents the placement in the fair value hierarchy of liabilities that are measured at fair value on a recurring basis as of December 31, 2009 and 2010:

		Fair Value Measurements at
		December 31, 2009
		Quoted
		Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)

Liabilities:
Foreign currency forward contract	2,330	—	2,330	—
Interests rate swap contract	22,986	—	—	22,986

Total	25,316	—	2,330	22,986

		Fair Value Measurements at
		December 31, 2010
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
	2010	(Level 1)	(Level 2)	(Level 3)

Assets:
Foreign currency forward contract	3,834	—	3,834	—

Total	3,834	—	3,834	—

Liabilities:
Interests rate swap contract	30,663	—	—	30,663

Total	30,663	—	—	30,663

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

The following table presents the Company’s activity for liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in ASC Topic 820 (Statement 157) for the year ended December 31, 2009 and 2010:

Liabilities
Interest Rate Swap

Balance at December 31, 2008	—
Total realized and unrealized losses:
Included in income	22,986
Included in other comprehensive income	—

Balance at December 31, 2009	22,986

Total losses for 2009:
included in income attributable to the change in unrealized losses relating to liabilities held at December 31, 2009	22,986

Liabilities
Interest Rate Swap

Balance at December 31, 2009	22,986
Total realized and unrealized losses:
Included in income	22,945
Included in other comprehensive income	—
Settlement	(15,268)

Balance at December 31, 2010	30,663

Total losses for 2010:
included in income attributable to the change in unrealized losses relating to liabilities held at December 31, 2010	7,677

(b)	Fair Value of Financial Instruments

Management used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet dates:

•	Short-term financial instruments (cash, restricted cash, accounts receivable, amounts due from related parties, accounts payable, short-term borrowing, and amounts due to related parties) — cost approximates fair value because of the short maturity period.

•	Non-current restricted cash — carrying amount approximates fair value. The fair value was estimated using discounted cash flow analysis, based on the Company’s incremental borrowing rates for similar borrowing.

•	Long-term debt and long-term payable (included in other liabilities) — fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms. The carrying value of the long-term debt and long-term payable approximate their fair values as all the long-term debts and long-term payable carry variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

•	Convertible senior notes — as of December 31, 2009 and 2010, the fair value of the convertible senior notes, determined based on quoted market value of the notes, was approximately US$187,448 and US$1,395 (RMB9,239), respectively.

•	Senior secured convertible notes — It is not practicable to estimate the fair value of the Company’s senior secured convertible notes without incurring excessive costs because of the lack of a unobservable market data and complexity of the conversion rate adjustment feature. Additional information pertinent to these notes is provided in Note 12.

•	Medium-term notes — fair value is based on the amount of future cash flows associated with the debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms. As of December 31, 2010, the carrying value of the medium-term notes approximate its fair value as the current incremental borrowing rate for similar types of borrowing arrangements did not differ significantly from the borrowing rate carried by the medium-term notes.

•	Foreign currency forward contract — as of December 31 2009 and 2010, the fair value is determined by discounting estimated future cash flow, which is based on the changes in the forward rate.

•	Interests swap contract — as of December 31, 2009 and 2010 the fair value is determined by using pricing models developed based on the LIBOR swap rate and other unobservable market data.

(8)	Equity Investments

Equity investments are RMB 20,674 and RMB 25,804 (US$3,910) as of December 31, 2009 and 2010, respectively, which are included in other assets in the consolidated balance sheets.

The Company’s 50% equity investment in Tibet Tianwei Yingli New Energy Resources Co., Ltd. (“Tibetan Yingli”) is accounted for under equity method. As of December 31, 2009 and December 31, 2010, the Company’s advances to Tibetan Yingli were RMB 9,457 and RMB 9,308 (US$1,410), respectively, to assist Tibetan Yingli in supporting their operating activities.

In July 2007, the Company acquired a 30% equity interest in Baoding Dongfa Tianying New Energy Resources, Co., Ltd. (“Dongfa Tianying”) for RMB 3,000. The purchase price approximated 30% of the fair value of Dongfa Tianying’s net assets. Consequently, no investor level goodwill was recognized. In April 2009, the Company disposed the investment with proceeds of RMB 3,000 and loss of RMB 940 was recorded as “equity in losses of affiliates, net” for the year ended December 31, 2009.

In October 2008, the Company acquired a 44% equity interest in Beijing Gelin Science and Electronics Technologies Co., Ltd. (“Beijing Gelin”) for RMB 2,000 (US$293). The purchase price approximated 44% of the fair value of Beijing Gelin’s net assets. Consequently, no investor level goodwill was recognized.

In February 2009, Yingli China and two other entities, unrelated to the Company, established Beijing Badaling Green Photovoltaic Power Generation Co., Ltd.. Yingil China contributed RMB 600 to acquire a 10% equity interest. The investment is accounted for under cost method.

In September 2009, Yingli China and two other entities, unrelated to the Company, established Hainan Solar Power Company Limited. Yingli China contributed RMB 6,000 to acquire a 20% equity interest. The investment is accounted for under equity method.

In February 2010, Yingli China and two other entities, unrelated to the Company, established Beijing Jingyi Renewable Energy Engineering Co., Ltd.. Yingli China contributed RMB 10,000 (US$1,515) to acquire a 10% equity interest. The investment is accounted for under cost method.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(9)	Borrowings

(a)	Current

Short-term bank borrowings and current installments of long-term debt consist of the following:

	Year Ended December 31,
	2009	2010
	RMB	RMB	US$

Guaranteed by bank deposit	61,782	869,415	131,730
Guaranteed by related parties	370,000	1,647,241	249,582
Guaranteed by third party	30,000	—	—
Guaranteed by property, plant and equipment	—	853,000	129,242
Unsecured loans	1,756,626	1,826,160	276,691
Current instalments of long-term debt (note b)	1,282,619	662,062	100,312

Total short-term borrowings and current instalments of long-term debt	3,501,027	5,857,878	887,557

Short-term bank borrowings outstanding (including the current portion of long-term debt) as of December 31, 2009 and December 31, 2010 bore a weighted average interest rate of 5.05% and 4.85% per annum, respectively. All short-term bank borrowings mature and expire at various times within one year. These facilities contain no specific renewal terms. The Company has traditionally negotiated renewal of certain facilities shortly before they mature.

b)	Non-current

	Year Ended December 31,
	2009	2010
	RMB	RMB	US$

Long-term bank debt:
Secured loan from China Development Bank	423,348	357,626	54,186
Unsecured loan	1,612,080	1,372,527	207,959
Guaranteed by related parties	—	198,681	30,103
Secured by multiple assets	—	929,710	140,865
Borrowings from other parties:
Guaranteed by related parties	—	300,000	45,454

	2,035,428	3,158,544	478,567
Less: current portion	(1,282,619)	(662,062)	(100,312)

Total long-term borrowings	752,809	2,496,482	378,255

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

In December 2008, Yingli China entered into an eight-year US$70,000 loan agreement at an interest rate of 6-month LIBOR plus 6% per annum with China Development Bank. The loan is guaranteed by Tianwei Yingli and Mr. Liansheng Miao, the Company’s chairman and CEO, and secured by Yingli China’s fixed assets. The loan is repayable in annual installment of US$8,000 for the first two years and US$9,000 for the remaining six years, respectively, commencing in December 2009.

In April 2009, Tianwei Yingli entered into a RMB 700,000 loan agreement at an interest rate of 5.01%, maturing in 14-18 months and a 16-month US$14,640 (RMB 99,965) loan agreement at an interest rate of 6-month LIBOR plus 3% per annum with the Export-Import Bank of China. Both of the loans were unsecured and are repayable upon maturity.

In May 2010, Tianwei Yingli entered into a three-year US$20,000 loan agreement at an interest rate of 12-month LIBOR plus 1.7% per annum with Luso International Banking Ltd. The loan is secured by Yingli Green Energy and repayable upon maturity.

In May 2010, Yingli China entered into a 16-month RMB 300,000 (US$45,455) loan agreement at an interest rate of 5.4% per annum with Baoding Commercial Bank Co., Ltd, who transferred the loan to Zhongyuan Trust Co., Ltd on October 22, 2010. The loan is guaranteed by Yingli Group, a PRC company controlled by the Chief Executive Office of the Company, Mr. Liansheng Miao and repayable upon maturity.

In May 2010, Hainan Yingli New Energy Resources Co., Ltd. (“Hainan Yingli”) entered into a five-year RMB 180,000 (US$27,273) loan agreement at an interest rate of 5.76% per annum with Industrial and Commercial Bank of China Limited. The loan is guaranteed by Yingli Green Energy and repayable in semi-annual installment of RMB 20,000 starting from August 2011.

In June 2010, Hainan Yingli entered into a five-year RMB 220,000 (US$33,333) loan agreement at a floating interest rate of the five-year Renminbi benchmark loan rates plus an additional surcharge of 2.5% on the benchmark loan rate per annum with Bank of Communications Co., Ltd. The loan is guaranteed by Yingli Green Energy and repayable in an annual installment of RMB 55,000 starting from June 2010.

In July 2010, Yingli China entered into a five-year RMB 500,000 (US$75,758) loan agreement at an interest rate of 6.22% per annum with Bank of Communications Co., Ltd. The loan is guaranteed by Yingli Group and Yingli Green Energy and secured by Yingli China’s fixes assets. The loan is repayable in annual installment of RMB 70,000, RMB 140,000, RMB 170,000 and RMB 120,000 in 2011, 2012, 2013 and 2014, respectively.

In August 2010, Tianwei Yingli entered into a two-year RMB 1,000,000 (US$151,515) loan agreement at an interest rate applicable to the Export Seller’s Credit which is renewed quarterly with the Export-Import Bank of China. The loan is unsecured and repayable upon maturity.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2010 are: RMB 662,062 in 2011, RMB 1,436,835 in 2012, RMB 579,289 in 2013, RMB 251,546 in 2014, and RMB 132,659 in 2015.

As of December 31, 2010, the Company has unused lines of credit of RMB 2,351 million (US$356 million) for short-term financing and RMB 1,307 million (US$198 million) for long-term financing.

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

On April 7, 2009, the Company drew down US$50,000 (RMB 341,795) of the loan facility and granted 4,125,000 warrants under the warrant agreement at an initial strike price of US$5.64. Management determined that the warrants should be accounted for as a liability initially at fair value and measured subsequently at fair value with changes in fair value recognized in earnings. US$35,021 (RMB 239,307) representing the fair value of the warrants as of April 7, 2009 was bifurcated from the proceeds and recognized as a debt discount. The debt discount is amortized as interest expense using the effective interest rate method over the three-year period the loan is expected to be outstanding. The fair value of the warrants increased to US$55,811 (RMB 381,297) as of June 30, 2009, which took into account the adjustment to the initial strike price and other modifications as described below, and the change of US$20,790 (RMB 141,990) in the fair value of the warrants was recognized as a loss from revaluation of embedded derivative in the statements of operations directly.

On June 29, 2009, the Company repaid the loan in full and paid an early repayment penalty of US$1,000. Upon the repayment, the early repayment penalty, unamortized debt discount and unamortized issuance cost totaling US$35,817 million (RMB 244,744) were charged to the statements of operations as loss on debt extinguishment.

On June 30, 2009, the Company and ADM Capital revised the warrant agreement and modified the terms as follows:

•	The initial strike price decreased from US$5.64 per share to US$5.06 per share;

•	Upon the exercise of the put option by the warrant holders, the Company may, at its sole discretion, elect to settle the put price in (i) cash, (ii) shares or (iii) a combination of cash and shares; and

•	Established a limit on the number of ordinary shares the Company is obligated to issue upon the exercise of the put option by the warrant holder.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

This modification allows the Company, at its discretion, to settle the obligation under the put option by issuing equity shares instead of transferring assets (i.e. cash). Management believes that it is more predominant that the warrant holder will exercise its call option under which the Company, at its discretion, could pay cash or issue a variable (but determinable) number of shares to settle the warrants. As a result, the warrants (without the written put option feature) would have been considered indexed to the Company’s own stock and would be classified in shareholders’ equity. The Company reclassified the entire liability balance of US$55,811 to shareholders’ equity accordingly.

In 2010, 1,650,000 warrants were exercised and 1,010,211 ordinary shares were issued by the Company.

(11)	Convertible Senior Notes

On December 13, 2007, the Company sold in a public offering an aggregate US$172,500 principal amount zero coupon convertible senior notes due 2012 (the “Convertible Senior Notes”). The net proceeds from the offering, after deducting the offering expenses payable by the Company, were approximately US$166,800. The Convertible Senior Notes are convertible, subject to dilution protection adjustment, at an initial conversion rate of 23.0415 ADSs per US$1 principal amount of Convertible Senior Notes (equivalent to a conversion price of approximately US$43.40 per ADS, and a total number of shares to be converted of 3,974,659). Unless previously redeemed, repurchased or converted, the Convertible Senior Notes mature on December 15, 2012, at a redemption price of US$1.2883 which is equivalent to 128.83% of the US$1 principal amount to be redeemed.

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

On January 1, 2009, the Company adopted FASB ASC Topic 470-20, Debt with conversion and Other Option, which requires recognition of both the liability and equity components of convertible debt instruments with cash settlement features. As a result of the adoption of ASC 470-20, the accompanying financial statements reflect the retroactive adjustments to separately account for the debt and equity components (conversion option) of the Convertible Senior Notes as of the date of issuance. The equity component (conversion option) of the Convertible Senior Notes was determined to be US$6,046 (RMB 44,479) at the issuance date and, accordingly, the initial carrying amount of the Convertible Senior Notes was reduced to US$166,454 (RMB 1,224,569). The resulting debt discount of US$6,046 (RMB 44,479) is amortized and interest expense is recognized using an effective interest rate of 6.46%. Further, the Convertible Senior Notes are classified as a current liability as of December 31, 2009 due to the holder’s option to require the Company to repurchase the Convertible Senior Notes on December 15, 2010.

On December 15, 2010, US$171,300 (RMB 1,140,276) aggregate principle amount of the Convertible Senior Notes plus the accrued unpaid interest payable of US$28,145 (RMB 187,347) was repurchased by the Company and settled in cash, and the remaining principle balance of US$1,200 (RMB 7,947) will be settled upon the maturity on December 13, 2012 and was thus classified as a non-current liability as of December 31, 2010.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

The Convertible Senior Notes as of December 31, 2009 and 2010 are summarized in the following table:

	Year Ended December 31,
	2009	2010
	RMB	RMB	US$

Principal amount of Convertible Senior Notes	1,177,864	7,947	1,204
Cumulative interest payable	128,202	174	26
Unamortized debt discount	(14,223)	—	—

Net carrying amount	1,291,843	8,121	1,230

Carrying amount of additional paid-in-capital	43,016	43,016	6,518

Conversion option subject to cash settlement or debt discount is amortized as interest expense through December 15, 2010, the earliest date the holders of the Convertible Senior Notes can demand payment. Debt issuance costs of US$5,473 as of December 13, 2007 have been capitalized and are being amortized on a straight-line basis, which approximate the effective interest rate method from the date the convertible notes were issued to December 15, 2010.

Interest relating to the Convertible Senior Notes was recognized as follows:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Contractual coupon interest	59,826	65,263	64,786	9,816
Amortization of debt discount	12,938	12,871	14,103	2,137
Amortization of debt issuance costs	12,453	12,453	11,846	1,795
Interest cost capitalized	(19,316)	(25,092)	(34,789)	(5,271)

Total interests expense	65,901	65,495	55,946	8,477

(12)	Senior Secured Convertible Notes

In 2009, the Company entered into a note purchase agreement with Trustbridge Partners II, L.P., for up to US$50,000 in senior secured convertible notes (“Notes”). A first tranche of US$20,000 (RMB 136,564) Notes was issued in connection with the financing of the Cyber Power acquisition on January 16, 2009 (“First Tranche”). Additional Notes, which are referred to as the “Second Tranche”, for an aggregate principal amount of US$29,449 (RMB 201,084) was issued on July 2, 2009.

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

(ii) The conversion rate shall be increased such that the conversion price is equal to the average daily volume-weighted average share price (“VWAP”) (20 day forward looking) as of each of the following dates: (a) the date the Company releases its earnings results for fiscal year 2008; (b) the date the Company releases its earnings results for the second fiscal quarter 2009, and (c) the date the Company releases its earnings results for fiscal year 2009. No adjustment is made to decrease the conversion rate. On February 10, 2009, the Company released its earnings results for fiscal year 2008 and the conversion rate was increased to 22,933 per US$100 (approximately US$4.36 per ADS); and

(iii) On March 31, June 30, September 30 and December 31 of each year, commencing on June 30, 2010, the conversion rate shall be increased such that the conversion price is equal to the average daily VWAP of the share (20 day backward looking). No adjustment is made to decrease the conversion rate.

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

Management determined that the conversion feature embedded in the Notes is required to be bifurcated and accounted for as a derivative pursuant to FASB ASC Topic 815, Derivatives and Hedging. The fair value of the conversion feature for the First Tranche as of January 16, 2009 was US$11,969 (RMB 81,538) and bifurcated from the Notes of US$20,000 (RMB 136,766) as a debt discount. The debt discount of US$11,969 (RMB 81,538) is amortized over the three-year period the Notes are expected to be outstanding as interest expense using the effective interest rate method. The fair value of the conversion feature increased to US$25,033 (RMB 170,893) as of May 18, 2009, the modification date as described below. The change of US$13,064 (RMB 89,355) in the fair value of the embedded derivative liability was recognized as a loss from revaluation of embedded derivative in the statements of operations directly.

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

At the issuance date, which is also the commitment date of the Second Tranche of the Notes, given that the market price of the ADS was far above the conversion price, all the proceeds from the Second Tranche on July 2, 2009 was recorded as beneficial conversion feature and thus credited to additional paid-in capital. The resulting debt discount of US$29,449 (RMB 201,210) is amortized over 2.5 years, representing the period of the senior secured convertible note is expected to be outstanding as additional non-cash interest expense using the straight line method.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

On June 10, 2009, US$8,721 (RMB 59,596) of the First Tranche of the Notes was converted to 2,000,000 ordinary shares. In accordance with FASB ASC Topic 815-10, Derivatives and Hedging-Overall, US$4,520 (RMB 30,890), representing the relevant unamortized debt discount remaining at the date of conversion, was recorded as interest expense for the year ended December 31, 2009.

On August 10, 2010, US$11,279 (RMB 76,410) of the First Tranche of the Notes and US$1,804 (RMB 12,221) of the Second Tranche of the Notes were converted to 2,586,630 and 413,714 ordinary shares, respectively. On September 21, 2010, US$13,083 (RMB 87,652) of the Second Tranche of the Notes was converted to 3,000,344 ordinary shares. US$7,514 (RMB 50,857), representing the relevant unamortized debt discount remaining at the dates of conversion was recorded as interest expense for the year ended December 31, 2010.

(13)	Medium-term notes

Tianwei Yingli has registered its plan to issue up to RMB 2,400,000 (US$363,636) RMB-denominated unsecured five-year medium-term notes (the “Registered Issue”) with the PRC National Association of Financial Market Institutional Investors (“NAFMII”) on October 13, 2010. The Registered Issue allows Tianwei Yingli to issue RMB-denominated unsecured five-year medium-term notes in two tranches on the PRC inter-bank debenture market. The First Tranche Issue with RMB 1,000,000 (US$151,515) was completed on October 13, 2010 and will mature on October 13, 2015. Tianwei Yingli has an option to call the notes at the end of the third year from issuance. Upon exercise of the call option, the re-purchase amount equals to the par value of the notes plus any unpaid interest. The First Tranche bears a fixed annual interest rate of 4.3% per annum in the first three years, which will increase to 5.7% per annum in the remaining two years if Tianwei Yingli chooses not to call the notes on October 13, 2013.

Management believes that the Company will not exercise the call option at the end of the third year from issuance and computed the effective interest rate of 4.82% evenly for the entire contract term of 5 years.

(14)	Long-term payable

In September 2009, Yingli China and two other entities, unrelated to the Company, contributed RMB 100 million, RMB 60 million and RMB 40 million, to establish Hainan Yingli New Energy Resources Co., Ltd. (“Yingli Hainan”), with equity interest of 50%, 30% and 20%, respectively. In 2010, Yingli China and these two entities, contributed RMB 150 million, RMB 90 million and RMB 60 million to Yingli Hainan, respectively. Through an agreement with the 30% equity owner, Yingli China is committed, within a period of three years, to purchase the 30% equity ownership at RMB 150 million plus interest expenses at a 3-year bank borrowing rate. Any equity return distributed to the 30% equity owner prior to the purchase will be refunded to Yingli Hainan, which is exclusively for the beneficiary of Yingli China.

Yingli Hainan is determined to be a VIE. Through the agreement, Yingli China absorbs 80% of Yingli Hainan’s expected losses and receives 80% of Yingli Hainan’s expected residual returns and therefore Yingli China has determined that it is the primary beneficiary of Yingli Hainan. The financial statements of Yingli Hainan have been included in the consolidated financial statements of the Company and 20% variable interest not held by the Company is shown as noncontrolling interest. RMB 150,000 cash contribution from the 30% equity owner was accounted for by the Company as a financing arrangement pursuant to FASB ASC Subtopic 480-10, Distinguishing Liabilities from Equity-Overall. A liability of RMB 60,810 and RMB 157,654 (US$23,887) representing the 30% equity owner’s cash contribution of RMB 60,000 and RMB 150,000 (US$22,727) plus accrued unpaid interest is included in “other liabilities” in the consolidated balance sheet as of December 31, 2009 and 2010, respectively. The Company’s consolidated assets do not include any collateral for the obligations of Yingli Hainan.

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

PRC

The Company’s PRC subsidiaries file separate income tax returns. Under the new Enterprise Income Tax Law (“new EIT law”) effective on January 1, 2008, the EIT rate for all enterprises is 25%. In addition, entities that qualify as “High and New Technology Enterprises” under the new EIT law are entitled to a preferential EIT rate of 15%.

Yingli Green Energy’s PRC operating subsidiaries are subject to the following EIT rates:

•	Prior to the adoption of new EIT law, Tianwei Yingli, as a foreign invested enterprise, was entitled to an exemption from state tax for two years and a 50% reduction in state tax in the subsequent three years starting from its first profit-making year (“2+3 Holiday”). In addition, Tianwei Yingli was also entitled to an exemption from local tax for five years and a 50% reduction in local tax in the subsequent five years starting from its first profit-making year. In accordance with the PRC income tax law, Tianwei Yingli elected to defer the commencement of the abovementioned tax holidays until January 1, 2007. Further, the new EIT law and its relevant regulations provide a grandfathering treatment of the 2+3 Holiday. Therefore, for the year ended December 31, 2008, Tianwei Yingli was fully exempt from EIT.

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

•	Yingli China was established in October 2007 and was recognized by the Chinese government as a “High and New Technology Enterprise” under the new EIT law In December 2008. As a result, Yingli China is entitled to the preferential EIT rate of 15% from 2008 to 2010.

•	Fine Silicon Co., Ltd., acquired by the Company on January 7, 2009, was also recognized by the Chinese government as a “High and New Technology Enterprise” under the new EIT law in November 2009. As a result, Fine Silicon is entitled to the preferential EIT rate of 15% from 2009 to 2011.

•	For all other PRC subsidiaries, the EIT rate is 25% in 2008, 2009 and 2010.

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

The components of earnings (loss) before income taxes for the years ended December 31, 2008, 2009 and 2010 are as follows:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Cayman Islands	(147,336)	(654,814)	(341,512)	(51,744)
PRC	1,096,796	116,646	2,304,362	349,146
Other foreign countries	(7,922)	53,607	68,649	10,401

Total earnings (loss) before income taxes	941,538	(484,561)	2,031,499	307,803

Income tax expense (benefit) in the consolidated statements of operations consists of the following:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Current tax expense:
PRC	2,996	94,169	323,539	49,020
Other countries	1,486	9,253	24,998	3,788

Total current income tax expense	4,482	103,422	348,537	52,808

Deferred PRC income tax benefit	(10,070)	(135,253)	(15,071)	(2,284)
Total income tax expense (benefit)	(5,588)	(31,831)	333,466	50,524

The actual income tax expense (benefit) reported on the consolidated statements of operations differs from the amounts computed by applying the PRC EIT rate of 25% in 2008, 2009 and 2010 to earnings (loss) before income taxes as a result of the following:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Computed “expected” tax expense (benefit)	235,385	(121,140)	507,875	76,951
Tax rate differential, preferential rate	(340)	22,923	(98,715)	(14,957)
Non-PRC tax rate differential	23,849	140,327	107,259	16,250
Tax holiday	(275,573)	(69,218)	(127,864)	(19,373)
Research and development tax credit	(6,625)	(27,468)	(78,525)	(11,898)
Non-deductible expenses:
Staff welfare in excess of allowable limits	—	1,666	1,099	167
Share-based compensation	15,126	19,006	18,688	2,832
Entertainment expenses	971	1,075	1,502	228
Others	1,619	998	2,147	324

Actual income tax expense (benefit)	(5,588)	(31,831)	333,466	50,524

Without the tax holiday the Company’s net income (loss) attributable to Yingli Green Energy would have decreased (increased) by RMB 196,873, RMB (51,226) and RMB 94,632 (US$14,338) for the years ended

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

December 31, 2008, 2009 and 2010, respectively. Basic and diluted earnings (loss) per share for such years would have decreased (increased) as follows:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Basic earnings (loss) per share	1.55	(0.37)	0.62	0.09
Diluted earnings (loss) per share	1.52	(0.37)	0.59	0.09

The principal components of the deferred income tax assets and deferred income tax liabilities are as follows:

	December 31,
	2009	2010
	RMB	RMB	US$

Gross deferred income tax assets:
Accounts receivable and prepayments to suppliers	68,886	62,534	9,475
Inventories	1,821	2,954	448
Employee benefits	986	1,692	256
Accrued warranty	43,350	71,869	10,889
Property, plant and equipment	11,569	10,903	1,652
Change in fair value of derivative instruments	7,187	7,955	1,205
Tax loss carryforwards	4,131	13,858	2,100

Total gross deferred income tax assets	137,930	171,765	26,025

Gross deferred income tax liabilities:
Property, plant and equipment	(12,674)	(37,041)	(5,612)
Intangible assets	(39,271)	(33,143)	(5,021)
Change in fair value of derivative instruments	—	(525)	(80)

Total gross deferred income tax liabilities	(51,945)	(70,709)	(10,713)

Net deferred income tax assets	85,985	101,056	15,312

	December 31,
	2009	2010
	RMB	RMB	US$

Current deferred income tax assets, included in prepaid expenses and other current assets	78,284	85,117	12,897
Non-current deferred income tax assets, included in other assets	15,941	15,939	2,415
Non-current deferred income tax liabilities, included in other liabilities	(8,240)	—	—

Net deferred income tax assets	85,985	101,056	15,312

Tax loss carryforwards of the Company’s PRC subsidiaries amounted to RMB 89,787 as of December 31, 2010, of which RMB 8,020, RMB 25,906 and RMB 55,861 will expire if unused by December 31, 2013, 2014 and 2015, respectively.

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or utilized, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. Therefore, no valuation allowance has been provided against deferred income tax assets as of December 31, 2009 and December 31, 2010. The amount of the deferred income tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

The new EIT law and its relevant regulations impose a withholding income tax at 10%, unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008 and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. As of December 31, 2010, the Company has not recognized a deferred income tax liability of RMB 304,550 (US$46,144) for the undistributed earnings of RMB 3,045,498 (US$461,439) generated by the PRC subsidiaries in 2008, 2009 and 2010 as the Company plans to indefinitely reinvest these earnings in the PRC.

The German tax law and its relevant regulations impose a withholding income tax at 26.375% for dividends distributed by a Germany-resident enterprise to its immediate holding company outside Germany. As of December 31, 2010, the Company has not recognized a deferred income tax liability of RMB 21,518 (US$3,260) for the undistributed earnings of RMB 81,586 (US$12,362) generated by the subsidiaries in Germany.

For each of the years ended December 31, 2008, 2009 and 2010, the Company did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100 (US$15). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The tax returns of the Company’s PRC subsidiaries for the tax years 2005 to 2010 are open to examination by the relevant tax authorities.

(16)	Share-Based Compensation

On December 28, 2006, the Company adopted the 2006 Stock Incentive Plan (the “Plan”). The Plan provides for both the granting of stock options and other stock-based awards such as restricted shares to key employees, directors and consultants of the Company. The Plan was subsequently amended by the Company’s board of directors and shareholders to increase the number of ordinary shares that the Company is authorized to issue. The amendment did not change any other provisions of 2006 Stock Incentive Plan. As of December 31, 2010, the Company is authorized to issue under the 2006 Stock Incentive Plan 12,745,438 shares. Among these shares, up to 2,715,243 shares may be issued for the purposes of granting awards of unvested shares and up to 10,030,195 shares may be issued for the purpose of granting stock option.

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

Share-based compensation expense with respect to the unvested shares was measured based on the estimated fair value of the Company’s ordinary shares at the date of grant of US$4.96 and is recognized on a straight-line basis over the five-year period. The estimated fair value of the ordinary shares on the date of the above grant was determined by management with reference to the issuance price of the preferred shares since there was no existence of a public or active market of the Company’s ordinary shares and the preferred shares convert to ordinary shares on a one to one basis. Further, the estimated per ordinary share fair value of US$4.96 approximated the issuance price of the preferred shares of US$4.835 issued in December 2006 and January 2007, which was negotiated and agreed between the Company and a group of third party investors on an arm’s length basis.

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

In February 2009, the Board of Directors of the Company approved the granting of 24,000 non-vested shares to two executives and two employees.

A summary of the non-vested restricted share activity for the years ended December 31, 2008, 2009 and 2010 is as follows:

		Grant Date
	Number of	Weighted Average
	Non-Vested Shares	Fair Value

Outstanding as of December 31, 2007	2,621,060	US$	5.22
Vested	(524,212)	US$	5.22
Outstanding as of December 31, 2008	2,096,848	US$	5.22
Granted	24,000	US$	3.89
Vested	(530,212)	US$	5.24
Forfeited	(31,344)	US$	9.59

Outstanding as of December 31, 2009	1,559,292	US$	5.10
Vested	(527,764)	US$	4.97
Outstanding as of December 31, 2010	1,031,528	US$	5.00

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

The total fair value of the restricted shares vested for the years ended December 31, 2008, 2009 and 2010 is US$2,736, US$2,778 and US$2,623, respectively.

The amount of compensation cost recognized for restricted shares for the years ended December 31, 2008, 2009 and 2010 is as follows:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Cost of revenues	1,192	1,113	1,103	167
Selling expenses	747	724	717	109
General and administrative expenses	15,684	16,712	15,206	2,304
Research and development expenses	730	205	225	34

Total compensation cost recognized for restricted shares	18,353	18,754	17,251	2,614

Stock options

A summary of stock options activity for the years ended December 31, 2008, 2009 and 2010 is as follows:

				Weighted
		Weighted		Average
		Average		Remaining	Aggregate
	Number of	Exercise		Contractual	Intrinsic
	Stock Options	Price		Term	Value

Outstanding as of December 31, 2007	1,426,629	US$	14.42
Granted	2,979,584	US$	8.48
Exercised	—		—			—
Forfeited	(43,000)	US$	19.37

Outstanding as of December 31, 2008	4,363,213	US$	10.32

Granted	503,000	US$	6.65
Exercised	(159,417)	US$	4.16		(US$	1,857)
Forfeited	(147,557)	US$	7.16

Outstanding as of December 31, 2009	4,559,239	US$	10.23

Granted	426,500	US$	11.63
Exercised	(139,200)	US$	4.28		(US$	780)
Forfeited	(33,652)	US$	3.18

Outstanding as of December 31, 2010	4,812,887	US$	10.58	7.63 years	US$	17,122

Vested and expected to vest as of December 31, 2010	4,812,887	US$	10.58	7.63 years	US$	17,122

Exercisable as of December 31, 2010	2,789,926	US$	10.30	7.34 years	US$	11,283

The weighted average option fair value of US$7.12 per share or an aggregate of US$31,080 on the date of grant during the year ended December 31, 2008, the weighted average option fair value of US$6.87 per share or an aggregate of US$32,419 on the date of grant during the year ended December 31, 2009 and the

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

weighted average option fair value of US$6.96 per share or an aggregate of US$35,568 on the date of grant during the year ended December 31, 2010 were determined based on the Black-Scholes option pricing model, using the following weighted average assumptions :

	Year Ended December 31,
	2008		2009		2010

Expected volatility		67%		73%		73%
Expected dividends yield		0%		0%		0%
Expected term		6.19 years		5.96 years		6.20 years
Risk-free interest rate (per annum)		4.34%		3.58%		2.10%
Estimated fair value of underlying ordinary shares (per share)	US$	8.48	US$	4.51	US$	7.70

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

The total fair value of the stock options vested for the years ended December 31, 2008, 2009 and 2010 is US$3,889, and US$7,628 and US$7,834, respectively.

The Company accounts for stock options in accordance with ASC Topic 718, by recognizing compensation cost based on the grant-date fair value over the period during which an employee is required to provide service in exchange for the award. No income tax benefit was recognized in the statements of operations for these share options as such compensation expenses are not deductible for PRC tax purposes. The amount of compensation cost recognized for stock options for the years ended December 31, 2008, 2009 and 2010 is as follows:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Cost of revenues	1,448	2,562	3,236	490
Selling expenses	7,807	8,839	9,672	1,465
General and administrative expenses	30,874	44,157	42,152	6,386
Research and development expenses	2,071	1,715	2,442	370

Total compensation cost recognized for stock options	42,200	57,273	57,502	8,711

As of December 31, 2010, US$14,253 of unrecognized compensation expense related to stock options and unvested shares are expected to be recognized over a weighted average period of approximately 1.74 years.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(17)	Earnings per share

Basic and diluted earnings per share

Basic earnings per share and diluted earnings per share have been calculated in accordance with ASC Topic 260, Earnings Per Share, for years ended December 31, 2008, 2009 and 2010 as follows:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Numerator:
Numerator for basic and diluted earnings per share	653,826	(531,595)	1,386,776	210,119
Denominator:
Denominator for basic earnings per share — Weighted-average ordinary shares outstanding	127,419,040	138,759,177	151,542,518	151,542,518
Stock options	462,386	—	1,770,501	1,770,501
Restricted shares	1,612,959	—	829,171	829,171
ADM warrants	—	—	2,416,007	2,416,007
Denominator for diluted earnings (loss) per share	129,494,385	138,759,177	156,558,197	156,558,197
Basic earnings (loss) per share	5.13	(3.83)	9.15	1.39
Diluted earnings (loss) per share	5.05	(3.83)	8.86	1.34

The following table summarizes potential common shares outstanding excluded from the calculation of diluted earnings (loss) per share for the years ended December 31, 2008, 2009 and 2010, because their effect is anti-dilutive:

	Year Ended December 31,
	2008	2009	2010

Shares issuable pursuant to convertible senior notes	3,974,659	3,974,659	27,650
Shares issuable pursuant to senior secured convertible notes	—	9,340,967	3,339,525
Shares issuable under stock options and restricted shares	3,637,284	6,118,531	—
Shares issuable upon exercise of ADM warrants	—	4,125,000	—

Baoding Tianwei Baobian Electric Co., Ltd. (“Tianwei Baobian”), a related party, holds 25.99% equity interest in Tianwei Yingli. Under a Sino-foreign equity joint venture company contract with Tianwei Baobian, the Company granted to Tianwei Baobian a right to subscribe for newly issued ordinary shares of the Company in exchange for all but not part of Tianwei Baobian’s equity interest in Tianwei Yingli. Tianwei Baobian may exercise this subscription right after certain conditions are satisfied following the completion of the Company’s IPO. Tianwei Baobian’s subscription rights to subscribe for newly issued ordinary shares of the Company in exchange for all but not part of Tianwei Baobian’s equity interest in Tianwei Yingli did not have an effect on earnings per share as these rights are contingent on the fulfillment of certain conditions in the future.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(18)	Related-Party Transactions

For the years presented, in addition to the transaction described in Note 8 and Note 20, the principal related party transactions and amounts due from and due to related parties are summarised as follows:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Sales of products to related parties (note(a))	16,498	49,144	293,101	44,409
Purchase of raw materials from related parties (note(b))	980,088	771,158	1,435,562	217,509

	December 31,
	2009	2010
	RMB	RMB	US$

Accounts receivable from related parties (note(a))	76,592	190,486	28,861
Prepayments to related party suppliers (note(b))	223,142	97,566	14,783
Other amounts due from related parties (note(c))	3,992	3,512	532

Total due from related parties	303,726	291,564	44,176

Amounts due to related parties (note(b))	(20,182)	(84,481)	(12,800)
Dividends payable (note(d))	(10,956)	—	—

Total due to related parties	(31,138)	(84,481)	(12,800)

Notes:

(a)	The Company sold PV modules of nil, RMB 2,854 and RMB 14,020 (US$2,124) to its affiliate, Tibetan Yingli, for the years ended December 31, 2008, 2009 and 2010. The Company sold products of RMB 15,826, RMB 36,589 and RMB 105,598 (US$16,000) to the subsidiaries of Yingli Group for the year ended December 31, 2008, 2009 and 2010, respectively. These subsidiaries of Yingli Group are controlled by the Chief Executive Office of the Company, Mr. Liansheng Miao. The Company sold PV modules of nil, RMB 4,007 and RMB 173,483 (US$26,285) to an entity whose equity shareholder is a noncontrolling interest holder of the Company’s foreign subsidiary for the year ended December 31, 2008, 2009 and 2010, respectively.

(b)	The Company purchased raw materials of RMB 83,149, RMB 250,054 and RMB 703,625 (US$106,610) from the subsidiaries of Yingli Group for the year ended December 31, 2008, 2009 and 2010, respectively. The Company purchased raw materials of RMB 14,628, RMB 16,949 and nil from a subsidiary of Tianwei Group for the year ended December 31, 2008, 2009 and 2010, respectively. The Company purchased raw materials of RMB 23,646, RMB 4,103 and nil from Dongfa Tianying for the year ended December 31, 2008, 2009 and 2010, respectively. The Company purchased polysilicon of RMB 444,601, RMB 14,101 and nil from an entity whose director is a member of the Company’s senior management for the year ended December 31, 2008, 2009 and 2010, respectively. The Company imported the polysilicon of RMB 411,828, RMB 475,178 and RMB 663,012 (US$100,456) from an entity whose equity shareholder is a noncontrolling interest holder of the Company’s foreign subsidiary for the year ended December 31, 2008, 2009 and 2010, respectively.

(c)	Other amounts due from related parties mainly represent the loans and advances to Yingli Group and its subsidiary. These amounts were interest-free and repayable on demand.

(d)	Dividends payable represents dividends payable of RMB 10,956 (US$1,660) to Tianwei Baobian. The amount was paid in July 2010.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(19)	Capital Commitments

As of December 31, 2010, commitments outstanding for the purchase of property, plant and equipment approximated RMB 1,124,971 (US$170,450).

As of December 31, 2010, commitments outstanding for the purchase of polysilicon approximated RMB 16,112,104 (US$2,441,228).

Under the multi-year supply agreements, the Company is only obligated to pay the supplier for the purchase price of polysilicon after the Company orders and takes delivery of the goods supplied. None of the Company’s supply agreements are structured as “take or pay” agreements.

(20)	Net Assets Purchase

In November 2008, the Company paid a deposit of RMB 170,980 for its acquisition of 100% of Cyber Power which is a development stage enterprise with plans to begin production of solar-grade polysilicon in 2010 and was controlled at that time by a related party, Mr. Liansheng Miao, Chairman and Chief Executive Officer of the Company. On January 7, 2009, the Company completed the 100% acquisition of Cyber Power for a total consideration of RMB 544,247, including acquisition cost of RMB 13,507.

Cyber Power, a development stage enterprise, was yet to have output or processes in place to create outputs as of the acquisition date. Thus, the acquired assets and liabilities did not constitute a business within the meaning of ASC Topic 805, Business Combinations. Therefore, the Company did not account for the acquisition of Cyber Power’s assets and liabilities as a business combination. The acquisition cost represented the fair value of the acquired assets and liabilities, which approximated their carrying amounts recognized by Cyber Power. The assets and liabilities acquired by the Company are recognized at their relative fair values, as follows:

RMB

Assets acquired:
Property, plant and equipment	642,250
Land use rights	78,770
Other assets	116,236

Total assets acquired	837,256
Liabilities assumed:
Accounts payable	266,243
Other liabilities	26,766

Total liabilities assumed	293,009

(21)	Goodwill and Other Intangible Assets

(a)	Goodwill

The Company accounted for its acquisitions of additional equity interests in Tianwei Yingli and Chengdu Yingli prior to December 31, 2008 using the purchase method. This method required that the acquisition cost to be allocated to the assets, including separately identifiable intangible assets, and liabilities assumed based on a pro-rata share of their estimated fair values. The Company made estimates and judgments in determining the fair value of the assets acquired and liabilities assumed based on independent appraisal reports as well as its experience in valuation of similar assets and liabilities. If different judgments or assumptions were used, the amounts assigned to the individual acquired assets or liabilities could be materially different.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

Goodwill arose resulting from the Company’s acquisition of noncontrolling interest in both Tianwei Yingli (as described below) and Chengdu Yingli. Goodwill is not deductible for tax purposes. The following table sets forth the changes in goodwill for the years ended December 31, 2008, 2009 and 2010:

RMB

Balances as of December 31, 2007	27,856

Acquisition of additional equity interest in Tianwei Yingli	245,810

Balances as of December 31, 2008	273,666

Balances as of December 31, 2009	273,666

Balances as of December 31, 2010	273,666

US$	41,464

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

As of December 31, 2009 and 2010, the Company’s intangible assets related to the Company’s acquisitions of equity interest in Tianwei Yingli and technical know-how contributed by a noncontrolling interest holder of a subsidiary of the Company, and consisted of the followings:

	December 31, 2009
	Weighted
	Average	Gross
	Amortization	Carrying	Accumulated		Intangibles,
	Period	Amount	Amortization	Impairment	Net
	Years	RMB	RMB	RMB	RMB

Trademark	Indefinite	57,672	—	—	57,672
Technical know-how	5.7	207,602	(95,574)	—	112,028
Customer relationship	5.8	66,671	(28,545)	—	38,126
Order backlog	1.3	23,274	(23,274)	—	—
Short-term supplier agreements	0.5	4,303	(4,303)	—	—
Long-term supplier agreements	9.0	137,820	(6,643)	(131,177)	—

Total		497,342	(158,339)	(131,177)	207,826

	December 31, 2010
	Weighted
	Average	Gross
	Amortization	Carrying	Accumulated
	Period	Amount	Amortization	Impairment	Intangibles, Net
	Years	RMB	RMB	RMB	RMB	US$

Trademark	Indefinite	57,672	—	—	57,672	8,738
Technical know-how	5.7	209,084	(132,803)	—	76,281	11,558
Customer relationship	5.8	66,671	(40,130)	—	26,541	4,022
Order backlog	1.3	23,274	(23,274)	—	—	—
Short-term supplier agreements	0.5	4,303	(4,303)	—	—	—
Long-term supplier agreements	9.0	137,820	(6,643)	(131,177)	—	—

Total		498,824	(207,153)	(131,177)	160,494	24,318

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

The impairment of intangible assets related to long-term supply agreements arising from the aforementioned step-up acquisitions of Tianwei Yingli. Due to the continuous decrease in the price of polysilicon, the Company recognized an impairment loss of RMB 131,177 to reflect the difference between the carrying amount and the fair value of the intangible assets for the year ended December 31, 2009.

The aggregated amortization expense for intangible assets for the years ended December 31, 2008, 2009 and 2010 is as follows:

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Cost of revenues
Long-term supplier agreements	—	6,643	—	—
Selling expenses
Customer relationship	10,843	11,585	11,585	1,755
Order back-log	10,632	979	—	—
General and administrative expenses
Technical know-how	34,870	37,179	37,229	5,641

Total amortization expense	56,345	56,386	48,814	7,396

As of December 31, 2010, the estimated amortization expense for the next five years is as follows:

December 31,
2010
RMB

2011	49,016
2012	47,863
2013	4,216
2014	546
2015	453

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements — (Continued)
(Amounts in thousands, except share and per share data)

(22)	Geographic Revenue Information

The following summarizes the Company’s revenue from the following geographic areas (based on the location of the customer):

	Year Ended December 31,
	2008	2009	2010
	RMB	RMB	RMB	US$

Europe:
— Germany	3,118,713	4,575,675	7,078,239	1,072,460
— Spain	3,041,767	431,520	704,355	106,720
— France	291,814	99,915	236,522	35,837
— Italy	95,237	445,861	853,788	129,362
— Belgium	58,716	163,091	—	—
— Holland	—	348,710	471,889	71,498
— Czech	—	174,405	286,901	43,470
— Cyprus	—	162,064	5,264	798
— Greece	12,276	76,984	453,050	68,644
— England	10,399	9,331	174,875	26,496
— Others	4,224	5,087	41,582	6,300

Subtotal — Europe	6,633,146	6,492,643	10,306,465	1,561,585

PRC (excluding HK SAR, Macau and Taiwan)	186,488	328,505	745,917	113,018
HK SAR	—	56,862	16,500	2,500
United States of America	127,743	147,383	1,216,962	184,388
Japan	309,421	1,819	22,854	3,463
South Korea	287,193	218,135	154,769	23,450
Other countries	9,024	9,522	36,520	5,533

Total net revenues	7,553,015	7,254,869	12,499,987	1,893,937

(23)	Subsequent events

On May 10, 2011, the second tranche of the medium-term notes (see Note 13) with a principle amount of RMB 1.4 billion (US$212.1 million), or the Second Tranche Issue, was issued and will mature on May 12, 2016. The Second Tranche Issue bears a fixed annual interest rate of 6.15%.