Form 20-F/A
period 2010-12-31
YINGLI GREEN ENERGY HOLDING CO LTD
filed 2011-05-31
CIK 1394029

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20-F/A

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

Page
EXPLANATORY NOTE	1
SIGNATURE	2
EXHIBIT INDEX	3
EX-101 INSTANCE DOCUMENT
EX-101 SCHEMA DOCUMENT
EX-101 CALCULATION LINKBASE DOCUMENT
EX-101 LABELS LINKBASE DOCUMENT
EX-101 PRESENTATION LINKBASE DOCUMENT
EX-101 DEFINITION LINKBASE DOCUMENT

EXPLANATORY NOTE

We are filing this Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2010, which was originally filed with the Securities and Exchange Commission on May 11, 2011, for the sole purpose of furnishing the Interactive Data File as Exhibit 101.

No other changes have been made to the annual report. This amendment does not reflect events that have occurred after the May 11, 2011 filing date of the annual report on Form 20-F, or modify or update the disclosures presented therein, except to reflect the amendment described above.

1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its annual report on Form 20-F for the fiscal year ended December 31, 2010 on its behalf.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

By:	/s/ Liansheng Miao
Name:     Liansheng Miao

Title:	Chairman and Chief Executive Officer

Date: May 31, 2011

2

EXHIBIT INDEX

Exhibit	Description

101.INS	XBRL Instance Document.*
101.SCH	XBRL Taxonomy Extension Schema Document.*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.*
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.*
101.LAB	XBRL Taxonomy Extension Label Linkbase Document.*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.*

*	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

3