Form 20-F
period 2011-12-31
YINGLI GREEN ENERGY HOLDING CO LTD
filed 2012-04-26
CIK 1394029

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-33469

Yingli Green Energy Holding Company Limited
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

No. 3055 Middle Fuxing Road, Baoding 071051, People’s Republic of China
(Address of Principal Executive Offices)

Zongwei Li, Chief Financial Officer Telephone: (86 312) 8929-700 Facsimile: (86 312) 8929-800 No. 3055 Middle Fuxing Road Baoding 071051, People’s Republic of China
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

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 152,633,366 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☒ Large accelerated filer	☐ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes   ☒ No

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

i

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report to:

•                  “€”and “Euro” are to the legal currency of the member states of the European Union that adopted such currency as their single currency in accordance with the Treaty Establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7, 1992);

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

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.  KEY INFORMATION

A.                                    Selected Financial Data

The following tables present our selected consolidated financial information. You should read this information together with the consolidated financial statements and related notes and information under “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. The historical results are not necessarily indicative of results to be expected in any future periods.

The selected consolidated statement of operations data (other than ADS data) and other consolidated financial data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report.

The selected consolidated statement of operations data (other than ADS data) and other consolidated financial data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited consolidated financial statements not included in this annual report.

The consolidated financial statements of Yingli Green Energy have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	Yingli Green Energy
	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands, except share, ADS, per share and per ADS data)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Operations Data
Net revenues	4,059,323	7,553,015	7,254,869	12,499,987	14,667,965	2,332,094
Gross profit	1,040,604	1,767,216	1,714,373	4,152,785	2,449,679	389,215
Impairment of goodwill	—	—	—	—	273,382	43,436
Impairment of long-lived assets	—	—	131,177	—	2,275,024	361,465
Provision for inventory purchase commitments	—	—	—	—	851,694	135,321
Income (loss) from operations	679,543	1,153,300	318,550	2,780,598	(2,695,068)	(428,203)
Interest expense	(65,945)	(162,131)	(376,336)	(438,011)	(626,737)	(99,578)
Foreign currency exchange gains (losses)	(32,662)	(66,286)	38,389	(338,216)	(190,475)	(30,264)
Loss on debt extinguishment	—	—	(244,744)	—	—	—
Loss from revaluation of embedded derivative	—	—	(231,345)	—	—	—
Income tax benefit (expense)	(12,928)	5,588	31,831	(333,466)	133,413	21,197
Loss (earnings) attributable to the noncontrolling interests	(192,612)	(293,300)	(78,865)	(311,257)	56,866	9,035
Net income (loss) attributable to Yingli Green Energy(1)	387,909	653,826	(531,595)	1,386,776	(3,208,911)	(509,845)
Net income (loss) applicable to Yingli Green Energy’s ordinary shareholders	334,758	653,826	(531,595)	1,386,776	(3,208,911)	(509,845)
Basic earnings (loss) per ordinary share and per ADS(1)	2.99	5.13	(3.83)	9.15	(20.46)	(3.25)
Diluted earnings (loss) per ordinary share and per ADS(1)	2.88	5.05	(3.83)	8.86	(20.46)	(3.25)
Weighted average ordinary shares and ADSs outstanding
Basic	97,444,766	127,419,040	138,759,177	151,542,518	156,805,040	156,805,040
Diluted	101,023,067	129,494,385	138,759,177	156,558,197	156,805,040	156,805,040

	Yingli Green Energy
	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	(In percentages)
Other Consolidated Financial Data
Gross profit margin(2)	25.6%	23.4%	23.6%	33.2%	16.7%
Operating profit (loss) margin(2)	16.7%	15.3%	4.4%	22.2%	(18.4)%
Net profit (loss) margin(2)	9.6%	8.7%	(7.3)%	11.1%	(21.9)%

	As of December 31,
	2007	2008	2009	2010	2011
	(In thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data
Cash	961,077	1,108,914	3,248,086	5,856,132	4,181,038	664,300
Accounts receivable, net	1,240,844	1,441,949	1,750,898	1,909,319	2,130,377	338,483
Inventories	1,261,207	2,040,731	1,665,021	2,524,956	2,670,919	424,366
Prepayments to suppliers	1,056,776	774,014	329,457	573,937	386,939	61,478
Total current assets	5,072,908	6,061,133	7,956,475	12,907,061	12,738,295	2,023,911
Long-term prepayments to suppliers	637,270	674,164	678,311	504,326	1,322,714	210,158
Property, plant and equipment, net	1,479,829	3,385,682	6,573,851	9,933,956	12,389,184	1,968,443
Total assets	7,657,579	11,067,796	16,257,105	24,188,494	27,483,413	4,366,674
Short-term borrowings, including current portion of long-term debt(3)	1,261,275	2,044,200	3,501,027	5,857,878	8,225,076	1,306,833
Convertible senior notes	—	—	1,291,843	—	9,218	1,465
Total current liabilities	1,519,577	2,829,419	6,939,388	9,782,978	12,949,612	2,057,486
Senior secured convertible notes	—	—	100,139	83,213	—	—
Long-term debt, excluding current portion	—	662,956	752,809	2,496,482	3,451,899	548,451
Total liabilities	2,859,346	4,895,526	8,071,246	13,914,878	20,429,752	3,245,960
Shareholders’ equity: ordinary shares	9,884	9,922	11,363	11,881	12,011	1,908
Noncontrolling interests	754,799	1,395,151	1,550,785	1,922,744	1,892,464	300,682
Total shareholders’ equity	4,798,233	6,172,270	8,185,859	10,273,616	7,053,661	1,120,714

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
Consolidated Operating Data
PV modules sold (in megawatts)(4)	142.5	281.5	525.3	1,061.6	1,603.8

(1)          Commencing January 1, 2007, one of our principal operating subsidiaries, Tianwei Yingli, began enjoying certain exemptions from income tax. From 2011 Yingli Hainan began enjoying certain exemptions from income tax.

The decrease (increase) in net income (loss) attributable to Yingli Green Energy effects and decrease (increase) in basic and diluted earnings (loss) per share effects without the tax holidays for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 are as follows:

	For the Year Ended December 31,
	2007	2008	2009	2010	2011
	RMB	RMB	RMB	RMB	RMB	US$

Net income (loss) attributable to Yingli Green Energy	78,357	196,873	(51,226)	94,632	(52,951)	(8,413)
Basic earnings (loss) per share	0.80	1.55	(0.37)	0.62	(0.34)	(0.05)
Diluted earnings (loss) per share	0.78	1.52	(0.37)	0.59	(0.34)	(0.05)

(2)          Gross profit margin, operating profit (loss) margin and net profit (loss) margin represent gross profit, operating profit (loss) and net profit or loss attributable to Yingli Green Energy, respectively, divided by net revenues.

(3)         Includes loans guaranteed or entrusted by related parties, which amounted to RMB470.2 million, nil, RMB370.0 million, RMB1,647.2 million and RMB3,197.8 million (US$508.1 million), as of December 31, 2007, 2008, 2009, 2010 and 2011, respectively.

(4)          PV modules sold for a given period represents the total PV modules, as measured in megawatts, delivered to customers under the then effective supply contracts during such period.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.2939 to US$1.00, the noon buying rate in effect as of December 31, 2011. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 20, 2012, the noon buying rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board was RMB6.3080 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate(1)
Period	Period End	Average(2)	High	Low
	(RMB per US$1.00)

2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9192	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011
October	6.3547	6.3710	6.3534	6.3825
November	6.3765	6.3564	6.3400	6.3839
December	6.2939	6.3482	6.2939	6.3733
2012
January	6.3080	6.3119	6.2940	6.3330
February	6.2935	6.2997	6.2935	6.3120
March	6.2975	6.3125	6.2975	6.3315
April (through April 20, 2012)	6.3080	6.3052	6.3150	6.2975

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

Demand for our products substantially depends on the general economic conditions in our target markets. The economies of many countries around the world, including those in our target markets, experienced a period of slow economic growth and adverse credit market conditions as a result of the global financial crisis in 2008 and 2009 and the recent sovereign debt crisis in Europe. As PV system projects generally require significant upfront capital expenditures, our customers have historically relied on financing for the purchase of our products. As a result of weakened macroeconomic conditions and in particular the adverse credit market conditions, our customers experienced difficulty in obtaining financing on attractive terms or at all. As a result, the growth in demand for PV modules has declined significantly since the fourth quarter of 2008. Although the credit market conditions improved since the second quarter of 2009, which contributed to an increase in the demand for our products, the demand for our products slowed down again in the first quarter and the fourth quarter of 2011, primarily caused by the adjustment of subsidies and economic incentives for PV installations as part of the government austerity measures. The negative effect from the adjustment of government subsidies and economic incentives is partially offset by the significantly reduced PV system cost since the third quarter of 2011.

In addition, the supply of PV modules has increased due to production capacity expansion by PV module manufacturers worldwide in recent years which, together with weakened demand for PV modules, resulted in a decline of prices of PV modules beginning in the fourth quarter of 2008. The average selling price of our PV modules decreased significantly since the fourth quarter of 2008. While we have achieved cost savings through vertical integration, economies of scale and technological improvements, the decrease in the average selling price of our PV modules primarily caused our gross profit margin to decrease significantly from 33.2% for 2010 to 16.7% for 2011.

There can be no assurance that the demand for our products will increase or remain at the current level or such demand will not decline again in the near future, or our cost saving efforts will improve our profitability or prevent our profit margin from further declining under the current macroeconomic conditions. If we experience further declines in demand for our products or decreases in the average selling price of our PV modules in the future, our financial condition and results of operation could be materially and adversely affected.

The high cost or inaccessibility of financing for solar energy projects has adversely affected and may continue to adversely affect demand for our products and materially reduce our revenue and profits.

If financing for solar energy projects continues to become more costly or inaccessible, the growth of the market for solar energy applications may be materially and adversely affected, which could adversely affect demand for our products and materially reduce our revenue and profits. The average selling price of our PV modules decreased significantly since the fourth quarter of 2008, partly due to the tightened credit for PV system project financing as the result of the global financial crisis in 2008 and 2009 and the recent sovereign debt crisis in Europe. In addition, rising interest rates could render existing financings more expensive, as well as present an obstacle for potential financings that would otherwise spur the growth of the PV industry. Furthermore, some countries, government agencies and the private sector have, from time to time, provided subsidies or financing on preferred terms for rural electrification programs. Some of our products are used in “off-grid” solar energy applications, where solar energy is provided to end users independent of an electricity transmission grid. We believe that the availability of financing could have a significant effect on the level of sales of off-grid solar energy applications, particularly in developing countries where users may not have sufficient resources or credit to otherwise acquire PV systems. If these existing financing programs are reduced or eliminated or if financings for solar energy projects continue to be tight or become more expensive, demand for our products would be adversely affected and our revenue and profits could decline.

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

The scope of the government incentives for solar power depends, to a large extent, on political and policy developments in a given country related to environmental, economic or other concerns, which could lead to a significant reduction in or a discontinuation of the support for renewable energy sources in such country. For example, in January 2012, Spain announced that it will suspend the subsidized electricity prices paid to new photovoltaic power plants. The German government reduced solar feed-in tariffs for roof-top systems and ground-

based systems several times in 2009, 2010 and 2011. The German government has also recently proposed significant and accelerated feed-in tariffs reductions for projects up to ten megawatts and an elimination of feed-in tariffs for projects over ten megawatts. In 2010 and May 2011, the Italian government announced annual reductions to feed-in tariffs in an effort to impede its overheating solar market. In addition, in certain countries, including countries to which we export PV products, government financial support of PV products has been, and may continue to be, challenged as being unconstitutional or otherwise unlawful. A significant reduction in the scope or discontinuation of government incentive programs, especially in our target markets, would have a material adverse effect on the demand for our PV modules as well as our results of operations.

Our failure to obtain polysilicon in sufficient quantities, of appropriate quality and in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which will reduce, and limit the growth of, our manufacturing output and revenue.

Polysilicon is the most important raw material used in the production of our PV products. To maintain competitive manufacturing operations, we depend on timely delivery by our suppliers of polysilicon in sufficient quantities and of appropriate quality. Until the fourth quarter of 2008, there had been an industry-wide shortage of polysilicon. As a result, we had historically faced the prospect of a shortage of polysilicon and late or failed delivery of polysilicon from suppliers. We may experience actual shortage of polysilicon or late or failed delivery in the future for various reasons. For example, the terms of our polysilicon contracts with, or purchase orders to, our suppliers may be altered or cancelled by the suppliers with limited or no penalty to them, in which case we may not be able to recover damages fully or at all.

If we fail to obtain delivery of polysilicon in amounts and according to time schedules as agreed with our suppliers, or at all, we may be forced to reduce production or secure alternative sources of polysilicon in the spot market, which may not provide polysilicon in amounts or quality required by us or at comparable or affordable prices, or at all. Our failure to obtain the required amount and quality of polysilicon on time and at affordable prices can seriously hamper our ability to meet our contractual obligations to deliver PV products to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, retention of customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. In addition, our failure to obtain sufficient amounts of polysilicon of the appropriate quality could result in underutilization of our existing and new production facilities and an increase of our marginal production cost, and may prevent us from implementing capacity expansion as currently planned. Any of the above events could have a material adverse effect on our business, financial condition and results of operations.

Volatility in polysilicon prices may adversely affect our results of operations.

Until the fourth quarter of 2008, there had been an industry-wide shortage of polysilicon, primarily due to the growing demand for PV products and limited supply of polysilicon, which resulted in increasing prices of polysilicon under both long-term supply contracts and on the spot market. From the fourth quarter of 2008 to the second quarter of 2009, as the result of increased polysilicon manufacturing capacity and the decrease in the demand for polysilicon due to the global financial crisis in 2008 and 2009, the price of polysilicon has decreased significantly. Although the polysilicon price rebounded between the third quarter of 2010 and the first quarter of 2011 due to the recovery of demand for PV products in certain markets, the polysilicon price has decreased significantly again starting from the second quarter of 2011 as the result of increased polysilicon manufacturing capacity for polysilicon and the pressure from the decreasing average selling price of PV modules. However, there is no assurance that the polysilicon price will not increase in the future. To the extent we are not able to pass any increased costs on to our customers, we may be placed at a competitive disadvantage vis-à-vis our competitors, and our business, cash flows, financial condition and results of operations may be materially and adversely affected.

Our polysilicon cost may be higher than the market level as a result of our long-term polysilicon purchase commitment with fixed prices, and our in-house polysilicon production may not be cost-effective, both of which may materially and adversely affect our results of operations.

In response to the industry-wide shortage of polysilicon supply in recent years until the fourth quarter of 2008, we had entered into short-term, medium-term and long-term supply contracts with fixed prices or prices adjustable with set formulas to secure our polysilicon supply. Since the fourth quarter of 2008, the price of polysilicon has decreased significantly as the result of increased polysilicon manufacturing capacity and the pressure from decreasing average selling price of PV modules. To address the significant decrease in polysilicon price, we had renegotiated with our suppliers to reduce the purchase price for a substantial amount of polysilicon supplied under certain of our prior polysilicon supply contracts. However, the purchase price under certain of our long-term polysilicon purchase contracts were higher than the continuously declining market price of polysilicon. In 2011, we recognized a total of non-cash provision of RMB851.7 million (US$135.3 million) on our inventory purchase commitment under long-term polysilicon supply contracts as a result of the continuing decline in the polysilicon price. If the price under our current contracts remains to be higher than the market price of polysilicon, we will have higher cost of polysilicon compared with other competitors who purchase their polysilicon from the spot market.

In order to address the then shortage of polysilicon and supplement our purchase from third-party polysilicon suppliers, we acquired Fine Silicon Co., Ltd., or Fine Silicon, in January 2009 and have developed it into our in-house polysilicon production subsidiary. We initially expected Fine Silicon to reach its full production capacity of 3,000 tons of polysilicon per year by the end of 2011. As of the date of this annual report, we are still in the process of ramping up Fine Silicon’s production. We cannot assure you that the polysilicon production at Fine Silicon will be cost-effective. If the market price of polysilicon decreases below the cost of polysilicon produced by Fine Silicon, our use of polysilicon produced by Fine Silicon will increase our cost of revenues. Such increased cost of revenues, combined with the costs and expenses for operating Fine Silicon, will materially and adversely affect our results of operations. As the result of the continuing decline in the polysilicon price in the fourth quarter of 2011, we recognized a non-cash impairment of long-lived assets of Fine Silicon in an amount of RMB 2,275.0 million (US$361.5 million) to reflect the less than expected profit generating ability.

Our dependence on a limited number of suppliers for a substantial majority of polysilicon could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.

In 2009, 2010 and 2011, our five largest suppliers supplied in the aggregate approximately 84.5%, 93.1% and 82.6%, respectively, of our total polysilicon purchases. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, decreased revenue and loss of market share. In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Some of our suppliers have a limited operating history and limited financial resources, and some contracts we entered into with these suppliers do not clearly provide for remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. We do not expect the production of Fine Silicon, our wholly owned polysilicon production subsidiary, to meet our entire polysilicon needs in the near future. As a result, we expect to continue to rely on third-party polysilicon suppliers for a significant portion of our polysilicon needs and any disruption in their supply of polysilicon to us may adversely affect our business, financial condition and results of operations.

Historically, due to a shortage of raw materials for the production of PV modules, increased market demand for polysilicon raw materials, the failure by some polysilicon suppliers to achieve expected production volumes and certain other factors, a few of our polysilicon suppliers failed to fully perform on their polysilicon supply contractual commitments to us, and we consequently did not receive part of the contractually agreed quantities of polysilicon raw materials from these suppliers. While we were able to replace such expected deliveries of polysilicon through purchases from the spot market and new supply contracts, we cannot assure you that any future failure of our suppliers to deliver agreed quantities of polysilicon could be substantially replaced in a timely manner or at all or that the price of such purchases or terms of such contracts will be favorable to us.

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

We currently expect that our results of operations will, for the foreseeable future, continue to depend on the sale of our PV modules to a relatively small number of customers until we become successful in significantly expanding our customer base or diversifying product offerings. In 2009, 2010 and 2011, sales to our five largest customers accounted for approximately 38.8%, 30.8% and 27.7% respectively, of our net revenues. Our relationships with such key customers have been developed over a short period of time and are generally in their early stages. We cannot assure you that we will continue to generate significant revenues from these customers or that we will be able to maintain these customer relationships. In addition, our business is affected by competition in the market for the products that many of our major customers sell, and any decline in the businesses of our customers could reduce the purchase of our products by these customers. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

In addition, a significant portion of our outstanding accounts receivable were derived from sales to a limited number of customers. As of December 31, 2009, 2010 and 2011, our five largest outstanding accounts receivable balance (net of provisions) accounted for approximately 38.9%, 33.3% and 33.8%, respectively, of our total outstanding accounts receivable. We are exposed to the credit risk of these customers, some of which are new customers with whom we have not had extensive business dealings historically. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

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

We compete with both local and international producers of solar products, including the solar energy divisions of large conglomerates such as Sharp Corporation, PV module manufacturers such as SunPower Corporation, thin film solar module manufacturers such as First Solar, Inc. and integrated PV product manufacturers such as SolarWorld AG, Renewable Energy Corporation, Suntech Power Holdings Co. Ltd. and Trina Solar Limited.

We may also face competition from new entrants to the PV market, including those that offer more advanced technological solutions or that have greater financial resources, such as semiconductor manufacturers, several of which have announced their intention to start production of PV cells and PV modules. A significant number of our competitors are developing or currently producing products based on technologies believed to be more advanced, including amorphous silicon, string ribbon and nano technologies, some or all of which may eventually offer cost advantages over the crystalline polysilicon technologies we currently use. A widespread adoption of any of these technologies could result in a rapid decline in demand for our products and a resulting decrease in our revenues if we fail to adopt such technologies. In addition, like us, some of our competitors have become, or are becoming, vertically integrated in the PV industry value chain, from silicon ingot manufacturing to PV system sales and installation. This could further erode our competitive advantage as a vertically integrated PV product manufacturer. In addition, our competitors may also enter into the polysilicon manufacturing business, which may provide them with cost advantages. Furthermore, the entire PV industry also faces competition from conventional energy and non-solar renewable energy providers.

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

The electric utility industry is subject to extensive regulation, and the market for PV products is heavily influenced by these regulations as well as the policies promulgated relating to electric utilities. These regulations and policies often affect electricity pricing and technical interconnection of end-user power generation. As the market for solar and other alternative energy sources continues to evolve, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in research and development of, solar and other alternative energy sources may be significantly affected by these regulations and policies, which could significantly reduce demand for our products and materially reduce our revenue and profits.

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

We made advance payments to some of our polysilicon suppliers under long-term supply contracts we signed with them. As of December 31, 2011, we had long-term prepayment balances for polysilicon in a total amount of RMB1,322.7 million (US$210.2 million) under such long-term contracts. In addition, under existing supply contracts with many of our equipment suppliers, consistent with the industry practice, we make advance payments to our suppliers prior to the scheduled delivery dates for equipment. In many such cases, we make the advance payments without receiving collateral for such payments. As a result, our claims for such payments would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Under such circumstances, our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

Our growth strategy requires substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment and dedicated management attention, and our failure to complete our expansion plans or otherwise effectively manage our growth could have a material adverse effect on the growth of our sales and earnings.

Our future success depends on our ability to expand our manufacturing capacity. If we are unable to do so, we will not be able to attain the desired level of economies of scale in our operations or lower our marginal production costs to the level necessary to effectively maintain our pricing and other competitive advantages. We have made substantial capital expenditures for our growth in the past and future expansions. For example, we completed an aggregate of 700 megawatts capacity expansion projects in the second quarter of 2011, bringing our total annual production capacity to 1,700 megawatts. In addition, production capacity expansion projects of another 750 megawatts in total are under construction in Haikou, Tianjin, Hengshui and Baoding, which are expected to start initial production in 2012 and are expected to increase our company’s total nameplate production capacity to 2,450  megawatts by the end of 2012. Our growth strategy has required and may continue to require substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment, dedicated management attention and the recruitment and training of new employees and is subject to significant risks and uncertainties, including:

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

Acquisitions, investments, joint ventures and other strategic alliances may expose us to new operational, regulatory, market and geographic risks as well as risks associated with additional capital requirements, including:

•                  our inability to integrate new business, operations, personnel, products, services and technologies;

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

Any of these events could disrupt our ability to manage our business, which in turn could have a material adverse effect on our financial condition and results of operations. Such risks could also result in our failure to derive the intended benefits of the acquisitions, strategic investments, joint ventures or other strategic alliances and we may be unable to recover our investment in such initiatives.

We may not be able to ramp up our in-house polysilicon manufacturing capacity as cost-effective as expected or at all.

Fine Silicon, our wholly owned polysilicon production subsidiary, started trial production in late 2009 and was initially expected to reach its full production volume of 3,000 tons of polysilicon per year by the end of 2011. As of the date of this annual report, we are still in the process of ramping up Fine Silicon’s production. To fully ramp up Fine Silicon’s production capacity, we will need to continue to integrate the personnel we have hired and build an effective team and infrastructure to oversee the operation of the facilities and to achieve cost-effective production. We cannot assure you that we will be able to fully ramp up our polysilicon production capacity as expected or at all. Our ability to successfully ramp up polysilicon manufacturing capacity is subject to various risks and uncertainties, including:

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

Our effective capacity and ability to produce high volumes of polysilicon will depend on the cycle times for each batch of polysilicon. We may encounter problems in our manufacturing process or facility construction process as a result of, among other things, production failures, construction delays, human error, equipment malfunction or process contamination, all of which could seriously harm our operations. We may experience production delays if any modifications we make in the manufacturing process to shorten production cycles are unsuccessful. Moreover, the failure to achieve acceptable manufacturing levels cost-effectively at our own polysilicon production facility would result in the need to source a larger portion of our polysilicon requirements from third parties and therefore may cause our polysilicon costs not to be competitive, which could adversely affect our business, financial condition and results of operations.

If we are unable to operate our polysilicon production facilities effectively or natural disasters or other operational disruptions occur, our business, financial condition and results of operations could be adversely affected.

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature and pressure and requires the use of external controls to maintain safety and provide commercial production yields. The occurrence of a catastrophic event as a result of a natural disaster or human error or otherwise at our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facility for a significant period of time. Furthermore, our polysilicon production facilities will be highly reliant on our ability to maintain temperatures and pressure at appropriate levels, the supply of steam at a consistent pressure, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity at our production facilities could result in the production of substandard polysilicon or substantial shortfalls in production and could reduce our production capacity for a significant period of time. Damage or loss of revenue from any such event or disruption may not be adequately covered by insurance, could also damage our reputation, and any of which could have a material adverse effect on our business, financial condition and results of operations.

Polysilicon and ingot production is energy-intensive and if our energy costs rise or if our energy supplies are disrupted, our results of operations may be materially and adversely affected.

The polysilicon and ingot production process is highly dependent on a constant supply of electricity to maintain the optimal conditions for production. If these levels are not maintained, we may experience significant delays in the production of polysilicon and ingots. With the rapid development of the Chinese economy, demand for electricity has continued to increase. There have been shortages in electricity supply in various regions across China, especially during peak seasons such as summer. In the event that electricity and other energy supplies to our manufacturing facilities are disrupted, our business, results of operations and financial condition could be materially and adversely affected. In addition to shortages, we are subject to potential risks of interruptions in energy supply due to equipment failure, weather events or other causes. There can be no assurance that we will not face power related problems in the future.

Even if we had access to sufficient sources of electricity, as we consume substantial amounts of electricity in our manufacturing process, any significant increase in the costs of electricity could adversely affect our profitability. The electricity price in China will also be largely dependent on the price for coal, which has been increasing. If electricity and other energy costs were to increase, our business, financial condition, results of operations or liquidity position could be adversely affected.

Fluctuations in exchange rates have in the past and may continue to adversely affect our results of operations.

Most of our sales are currently denominated in Euros or U.S. dollars, while a substantial portion of our costs and expenses is denominated in Renminbi, Euros and U.S. dollars. In addition, we must constantly convert one currency into another to make payments. Therefore, fluctuations in currency exchange rates could have a significant effect on our results of operations due to mismatches among various foreign currency-denominated transactions, including sales of PV modules in overseas markets and purchases of silicon raw materials and equipment in China, and the time gap between the signing of the related contracts and cash receipts and disbursements related to such contracts.

In 2011, we recognized a net foreign currency exchange loss of RMB190.5 million (US$30.3 million)  primarily due to the depreciation of the Euro and the U.S. dollar against the Renminbi. We have entered into hedging and foreign currency forward arrangements to limit our exposure to foreign currency exchange risk. However, we will continue to be exposed to foreign currency exchange risk to the extent that our hedging and foreign currency forward arrangements do not cover all of our expected revenues denominated in foreign currencies. We cannot predict the effect of exchange rate fluctuations on our foreign currency exchange gains or losses in the future. We may continue to reduce the effect of such exposure through hedging or other similar arrangements, but because of the limited availability of such instruments in China, we cannot assure you that we will always find a hedging arrangement suitable to us, or that such derivative activities will be effective in managing our foreign exchange risk.

In addition, our functional currency for our PRC subsidiaries is Renminbi. Our sales generated by our PRC subsidiaries which are denominated in foreign currencies need to be translated into Renminbi when they are recorded as our revenues. Therefore, depreciation of foreign currencies in which our sales are denominated, such as the Euro and the U.S. dollar, against the Renminbi will cause our reported revenues to decline.In 2010 and 2011, the depreciation of the Euro and U.S. dollar against the Renminbi adversely affected our total net revenues, as a majority of our PV module shipments were under contracts denominated in the Euro and the U.S. dollar. Any further depreciation of foreign currencies in which our sales are denominated against the Renminbi will continue to adversely affect our revenues and results of operations.

Our product development initiatives and other research and development efforts may fail to improve manufacturing efficiency or yield commercially viable new products.

We are making efforts to improve our manufacturing processes and improve the quality of our PV products. We believe that the efficient use of polysilicon is essential to reducing our manufacturing costs. We have been exploring several measures to improve the efficient use of polysilicon in our manufacturing process, including reducing the thickness of silicon wafers. However, the use of thinner silicon wafers may have unforeseen negative consequences, such as increased breakage and reduced reliability and conversion efficiency of our PV cells and modules. As a result, reducing the thickness of silicon wafers may not lead to the cost reductions we expect to achieve, while at the same time it may reduce customer satisfaction with our products, which in turn could have a material adverse effect on our customer relationships, reputation and results of operations.

We are also exploring ways to improve our PV module products. Additional research and development efforts will be required before our products in development may be manufactured and sold at a commercially viable level. We cannot assure you that such efforts will improve the efficiency of manufacturing processes or yield new products that are commercially viable. In addition, the failure to realize the intended benefits from our product development initiatives could limit our ability to keep pace with the rapid technological changes, which in turn would hurt our business and prospects.

For example, in order to meet the increasing demand for our products and further drive down costs through increased cell conversion efficiency and the larger scale of manufacturing, we started to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells, in June 2009. In

2011, we achieved an average efficiency rate of 19.0% on the PANDA commercial production lines and a record cell conversion efficiency rate of 20.0% on the PANDA trial production line. However, as we are new to the monocrystalline technology, we may not be able to overcome all technical challenges in the process of commercializing new technology developed from Project PANDA and maintain or further improve the cell conversion efficiency rate we have achieved. In addition, we only have limited experience with customer demands in the monocrystalline PV market and may not be able to adapt to the monocrystalline PV market conditions. The established and more experienced competitors in the monocrystalline PV market may possess superior technology and have better known brand names than us. If we fail to successfully continue commercializing our monocrystalline PV technology or are unable to operate competitively in the monocrystalline market, we may not be able to recover the cost of our investments, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Our operating results may fluctuate from period to period.

Our results of operations are subject to many factors out of our control, which include, among others, changes in costs of raw materials, delays in equipment delivery, suppliers’ failure to perform their delivery obligations, cancellation or delay of customers’ orders, interruptions in utilities supply and other key production inputs, general economic conditions and changes in government policies or incentive schemes, and uncertainties relating to or accounting charges caused by any of the these factors. Any one or combination of these factors may cause our results of operations to fluctuate significantly from period to period or deviate from the expectations of the investment community or our own projections. For example, in the first quarter of 2011, due to the uncertainties relating to the timing of a proposed reduction in feed-in tariffs for solar power in Italy, certain orders we expected to deliver to customers in Italy in that quarter were delayed to the subsequent quarters or cancelled, which caused a decrease in our PV module shipments for the first quarter 2011 from the previous quarter. In the same quarter, increases in polysilicon cost and auxiliary raw materials had a negative impact on our gross margin. For these reasons, our results of operations for the first quarter 2011 were lower than the guidance we previously provided to the investment community. In addition, in the fourth quarter of 2011, due to the challenging solar market conditions and the significant reduction of our market capitalization since the second quarter of 2011, we recognized an impairment of long-lived assets of Fine Silicon in an amount RMB 2,275.0 million (US$361.5 million) to reflect its less than expected profit-generating ability due to the continuing decline in the spot market price of polysilicon, and an impairment of goodwill of RMB 273.4 million (US$43.4 million) originated from the historical acquisitions of equity interests in 2006, 2007 and 2008 in Tianwei Yingli, an operating subsidiary of our company. In the same quarter, we also recognized a provision on our inventory purchase commitment under long-term polysilicon supply contracts in an amount of RMB 851.7 million (US$135.3 million) as a result of continuing decline in the polysilicon purchase price. These non-cash charges significantly and adversely affected our results of operations in the fourth quarter and full year 2011. As a result, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results or projections as an indication of our future performance.

Failure to achieve satisfactory output of our PV modules and PV systems could result in a decline in sales.

The manufacture of PV modules and PV systems is a highly complex process. Disruptions or deviations in one or more components of the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in no output. Historically, we had from time to time experienced lower-than-anticipated manufacturing output during the ramp-up period of production lines. This often occurred during the production of new products, the installation of new equipment or the implementation of new process technologies. As we bring additional lines or facilities into production, we may operate at less than intended capacity during the ramp-up period and produce less output than expected. This would result in higher marginal production costs which could have a material adverse effect on our profitability.

Unsatisfactory performance of or defects in our products may cause us to incur additional warranty expenses, damage our reputation and cause our sales to decline.

Before September 30, 2011, our PV modules are typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. From October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nameplate power for 10 years, and 80.7% of nameplate power for a period of 25 years for multicrystalline PV modules and 98.0% of nameplate power for the first year, 92.0% of nameplate power for 10 years, and 82.0% of nameplate power for a period of 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with linear-based warranty which guarantees each year’s power output during the twenty-five-year warranty period. As a result, we bear the risk of warranty claims long after we have sold our products and recognized revenues. We have sold PV modules only since January 2003, and none of our PV modules has been in use for the entire warranty periods. In connection with our PV system sales in the PRC, we provide a one- to five- year warranty against defects in our modules, storage batteries, controllers and inverters. As of December 31, 2009, 2010 and 2011, our accrued warranty costs amounted to RMB189.2 million, RMB303.6 million and RMB457.7 million (US$72.7 million), respectively. Moreover, because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate, and because our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty by us for our products will be adequate in light of the actual performance of our products. If we experience a significant increase in warranty claims, we may incur significant repair and replacement costs associated with such claims. Furthermore, widespread product underperformances or failures will damage our reputation and customer relationships and may cause our sales to decline, which in turn could have a material adverse effect on our financial condition and results of operations.

Natural disasters, acts of war or terrorism or other factors beyond our control may adversely affect our business, results of operations and financial condition.

Natural disasters such as earthquakes, floods, severe weather conditions or other catastrophic events may severely affect the regions where we, our suppliers or our customers operate. For example, in March 2011, Japan experienced a strong earthquake, measuring approximately 9.0 on the Richter magnitude scale, and severe tsunami created by the earthquake, causing widespread damage and casualties. These natural disasters could cause a material economic downturn in the affected area or internationally. Although we have limited exposure to this catastrophic event, any future disasters in areas where we, our suppliers or our customers operate could have a material adverse effect on our business prospects, financial condition and results of operations.

Similarly, war, terrorist activity, threats of war or terrorist activity, social unrest as well as geopolitical uncertainty and international conflict and tension, for example, the armed conflicts in Libya which started in 2011 could affect international economic development. In turn, there could be a material adverse effect on our business, financial condition and results of operations. In addition, we may not be adequately prepared in terms of contingency planning or have recovery capabilities in place to deal with a major incident or crisis. As a result, our operational continuity may be adversely and materially affected.

We have limited insurance coverage and may incur uncovered losses resulting from business interruption or natural disasters.

We have limited insurance coverage and we do not maintain any business interruption insurance coverage. As a result, we may have to pay, out of our own funds, for financial and other losses, damages and liabilities, including those in connection with or resulting from natural disasters and other events beyond our control, which could have a material adverse effect on our financial condition and results of operations.

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

We require many of our customers to make an advance payment representing a small percentage of their orders, which is a business practice that helps us manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. However, this practice had historically ceased for a certain period of time, which in turn had increased our need to obtain additional short-term borrowings to fund our cash requirements. We cannot assure you that this practice will not cease again in the future. If this practice ceases, we may not be able to secure additional financing on a timely basis or on terms acceptable to us or at all. Currently, a significant portion of our revenue is derived from credit sales to our customers, generally with payments due within three months after shipment. As a result, any future decrease in the use of cash advance payments by our customers may negatively impact our short-term liquidity and, coupled with increased credit sales to a small number of major customers, expose us to additional and more concentrated credit risk since a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2009, 2010 and 2011, our five largest outstanding accounts receivable balance accounted for approximately 38.9%, 33.3% and 33.8%, respectively, of our total outstanding accounts receivable. The failure of any of these or other customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. For example, as the result of two customers’ prolonged failure to settle accounts receivable and the continuing deterioration of their financial condition and creditworthiness, we made a total provision of RMB315.5 million in 2009 for the doubtful accounts receivable related to these two customers. Although we have been able to maintain adequate working capital primarily through short-term borrowing, our convertible senior notes offering, the follow-on offering, other debt issuances and long-term bank borrowings, any failure by our customers to settle outstanding accounts receivable in the future could materially and adversely affect our cash flow, financial condition and results of operations.

We face risks associated with the marketing and sale of our PV products internationally, and if we are unable to effectively manage these risks, our ability to expand our business abroad will be limited.

In 2009, 2010 and 2011, we sold 95.5%, 94.0% and 77.8%, respectively, of our products to customers outside of China, including customers in Germany, the United States, Italy, Spain, the Netherlands, France, the United Kingdom, Japan, Israel and Slovenia. We intend to further grow our business activities in China’s domestic market and the various international markets, in particular in the United States, South Africa and selected countries in southern Europe and Southeast Asia where we believe the PV market is likely to grow significantly in the near term. The marketing and sale of our PV products to international markets expose us to a number of risks, including, but not limited, to:

•                  fluctuations in foreign currency exchange rates;

•                  increased costs associated with maintaining the ability to understand the local markets and follow their trends, as well as develop and maintain effective marketing and distributing presence in various countries;

•                  the availability of advance payments made by our customers;

•                  difficulty in providing customer service and support in these markets;

•                  difficulty in staffing and managing overseas operations;

•                  failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•                  difficulty and cost relating to compliance with the different commercial and legal requirements of the overseas markets;

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

We export a substantial amount of our products to Europe. In 2009 and 2011, there were discussions which indicated that the European Union might seek to start anti-dumping and countervailing duty investigations on PV products imported from China. If such investigations are started against Chinese exporters or if the European Union imposes anti-dumping or other trade protection measures, including increase tariffs on PV products imported from China, our export to Europe may be materially and adversely affected.

In recent years, we also export an increasing amount of our products to the United States. On September 9, 2010, the United Steel Workers filed a petition with the United States Trade Representative, or USTR, alleging the PRC government has engaged in unfair trade policies and practices with respect to certain domestic industries, including the solar power industry. The petition alleges that China employs a wide range of World Trade Organization-inconsistent policies that protect and unfairly support its domestic producers of wind and PV energy products, advanced batteries and energy-efficient vehicles. According to the petition, these policies include export restraints, prohibited subsidies, discrimination against foreign companies and imported goods, technology transfer requirements, and domestic subsidies causing serious prejudice to U.S. interests. Subsequently, USTR initiated an investigation under Section 301 of the 1974 Trade Act, which is ongoing as of the date of this annual report. If as the result of such investigation the United States imposes anti-subsidies or other trade protection measures, our exports to the United States may be materially and adversely affected.

On January 7, 2011, the U.S. President Barack Obama signed into law the Military Authorization Law, which contains a “Buy American” provision that prohibits the United States Defense Department from purchasing Chinese-made solar panels. On October 19, 2011, SolarWorld and six other companies filed a petition with the U.S. government, claiming that Chinese companies dump (i.e., sell at unfairly low prices) crystalline silicon photovoltaic, or CSPV cells into the U.S., and have received improper subsidies from the Chinese government. On December 5, 2011, the U.S. International Trade Commission, or the ITC preliminarily determined that there is a “reasonable indication” that imports of Chinese CSPV cells are causing material injury to the U.S. industry. The U.S. Department of Commerce, or the DOC has issued its preliminary determination for the countervailing investigation on March 19, 2012, determining a preliminary subsidy rate of 3.61% applicable to Yingli solar cells produced in China that are imported, including as part of solar modules, into the U.S. The DOC is expected to issue its preliminary determination for the antidumping investigation in May 2012. After the DOC preliminary determinations, imports of the subject merchandise are subject to the antidumping and countervailing duties, and importers are required to post bonds or cash deposits at the time of entry of the goods. The DOC and the ITC will issue final determinations as early as May and July 2012, respectively, but more likely the dates will be extended until September and October 2012. Such investigations have brought significant uncertainties to our business in the U.S. market, and if as the result of such investigations the United States imposes antidumping and countervailing tariffs or other trade protection measures, our exports to the United States may be materially and adversely affected.

Since early 2012, there have been discussions that an antidumping investigation may be launched in India. These discussions are that the case will cover both CSPV and thin-film cells, originated from not only Mainland China, but also from Taiwan, Malaysia and the United States. Although we historically have limited shipment to India, if such investigation is initiated, and as the result of such investigation the Indian government imposes anti-dumping or other trade protection measures, our prospect to explore the Indian market may be materially and adversely affected.

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

In particular, as a result of weakened macroeconomic conditions including continuing adverse credit market conditions, we have experienced and may continue to experience increasing difficulty in obtaining financing on acceptable terms or at all. We cannot assure you that financing will be available in amounts or on terms acceptable to us, or at all. If we are unable to obtain sufficient funding in a timely manner or on commercially acceptable terms or at all, our growth prospects and future profitability may be materially and adversely affected. Furthermore, the sale of additional equity or equity-linked securities would result in further dilution to our shareholders and the incurrence of indebtedness has and may continue to result in increased fixed obligations and has and could continue to lead to the imposition of financial or other restrictive covenants that would restrict our operations.

We have issued, and may issue in the future, equity securities or securities convertible into or exchangeable for our ordinary shares, which may cause our existing shareholders to incur further dilution upon conversion of such securities.

We have issued, and may issue in the future, equity securities or securities convertible into our ordinary shares. In the event that the securities convertible into our ordinary shares are converted, our existing shareholders may incur further dilution. For example, in June 2009, we offered 18,390,000 ADSs, representing 18,390,000 of our ordinary shares, to the public and raised approximately US$227.3 million in net proceeds. In January 2009, we issued an aggregate amount of US$49.4 million of senior secured convertible notes due 2012, or senior secured convertible notes, to Trustbridge Partners II, L.P., or Trustbridge, or its affiliates. See “Item 7.B. Major Shareholders and Related Party Transactions — Related Party Transactions — Cyber Power Acquisition and Issuance of Senior Secured Convertible Notes” for additional information. From June 2009 to January 2012, we issued an aggregate of 11,588,713 ordinary shares to Trustbridge as a result of the conversion of the full amount of the senior secured convertible notes. In addition, in connection with a credit agreement between Yingli China and a fund managed by Asia Debt Management Hong Kong Limited, or ADM Capital, entered into in January 2009, we issued 4,125,000 warrants to ADM Capital under the terms of a warrant agreement entered into in April 2009. From May 2010 to May 2011, a total of 2,454,271 ordinary shares in the form of ADSs were issued to ADM Capital in connection with its exercise of the total 4,125,000 warrants. Any future issuance of equity securities or securities convertible into or exchangeable for our equity securities may cause further dilution to our existing shareholders.

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

We currently have a significant amount of debt and debt service requirements. As of December 31, 2011, we had RMB8,225.1 million (US$1,306.8 million) in outstanding short-term borrowings (including the current portion of long-term debt), RMB2,406.4 million (US$382.3 million) in outstanding medium-term notes and RMB3,451.9 million (US$548.5 million) in outstanding long-term debt (excluding the current portion).This level of debt could have significant consequences on our future operations, including:

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

We have entered into and may in the future enter into loan agreements containing financial covenants that require us to maintain certain financial ratios, including debt to EBITDA ratios. We may not be able to comply with some of those financial covenants from time to time. For example, the worsening operating environment that had generally affected companies operating in our industry since the fourth quarter of 2008 had led to potential breaches of certain financial covenants under some of our loan agreements. In response to such potential breaches, we had to negotiate with the relevant lenders terms of prepayment or to amend those financial covenants to prevent actual breaches from occurring, for example, by resetting the financial covenants for the relevant periods in the relevant loan agreements or beginning testing for compliance with financial covenants at a later date. However, if we need to negotiate with lenders again in the future with respect to prepayment or to amend financial covenants or other relevant provisions under such loan agreements to address potential breaches, we cannot assure you that we would be able to reach agreements with the lenders to avoid a breach. Furthermore, in connection with any future amendments to such covenants, our lenders may impose additional operating and financial restrictions on us and otherwise seek to modify the terms of our existing loan agreements in ways that are adverse to us. As a result, we cannot assure you that we will be able to continue to comply with the financial covenants under our loan agreements in the future. If the operating environment deteriorates, we may not be able to comply with some of the financial covenants under some of our loan agreements in future periods. If we are in breach of one or more financial covenants under any of our loan agreements and are not able to obtain waivers from the lenders or prepay such loan, such breach would constitute an event of default under the loan agreement. As a result, repayment of the indebtedness under the relevant loan agreement may be accelerated, which may in turn require us to repay the entire principal amount including interest accrued, if any, of certain of our other existing indebtedness prior to their maturity under cross-default provisions in our existing loan agreements. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity, we may lack sufficient financial resources to do so. Furthermore, a breach of those financial covenants will also restrict our ability to pay dividends. Any of those events could have a material adverse effect on our financial condition, results of operations and business prospects.

We have significant short-term borrowings outstanding, and we may not be able to obtain extensions when they mature.

As of December 31, 2009, 2010 and 2011, our outstanding short-term borrowings (including the current portion of long-term debt) were RMB3,501.0 million, RMB5,857.9 million, and RMB8,225.1 million (US$1,306.8 million), respectively, and bore a weighted average interest rate of 5.1%, 4.9% and 6.2%, respectively, of which RMB370.0 million, RMB1,647.2 million and RMB3,197.8 million (US$508.1 million), respectively, were arranged or guaranteed by related parties.

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

Yingli Power, which is 100% beneficially owned by the family trust of and controlled by Liansheng Miao, the chairperson of our board of directors and our chief executive officer, currently beneficially owns approximately 31.8% of our outstanding ordinary shares. Yingli Power has significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The interests of this shareholder may conflict with our interests or the interests of our others shareholders.

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

Our joint venture partner, Tianwei Baobian, has entered into competing businesses with us, which may adversely affect our business, prospects, financial condition and results of operations.

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

We adopted our 2006 stock incentive plan in December 2006. Our board of directors approved in April 2007 and our shareholders approved in May 2007 amendment No. 1 to the 2006 stock incentive plan to increase the number of ordinary shares we are authorized to issue under the 2006 stock incentive plan. Our board of directors approved in July 2009 and our shareholders approved in August 2009 amendment No. 2 to the 2006 stock incentive plan to increase the number of ordinary shares we are authorized to issue under the 2006 stock incentive plan. Under the 2006 stock incentive plan, as amended, we may grant to our directors, employees and consultants up to 2,715,243 restricted shares and options to purchase up to 10,030,195 of our ordinary shares. As of the date of this annual report, we have granted to eight executive officers, 393 employees, six non-employee and four independent directors options to purchase 6,032,965 ordinary shares in the aggregate (excluding forfeited options) and an aggregate of 10,000 restricted but unvested shares (excluding forfeited restricted shares) to DBS Trustee Limited, or the trustee, for the benefit of one executive officers and 12 employees and one non-employee. See “Item 6.B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — 2006 Stock Incentive Plan.” We account for compensation costs for all share-based awards including share options granted to our directors and employees using a fair-value based method, which may have a material and adverse effect on our reported earnings. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we reduce the scope of our stock incentive plan, we may not be able to attract and retain key personnel, as share options are an important tool to recruit and retain qualified and desirable employees.

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

As of the date of this annual report, we had a total of 103 issued patents in China and had made 177 patent applications. Other than the know-how available in the public domain, we have developed in-house unpatented technical know-how that we use to manufacture our products. Many elements of our manufacturing processes involve proprietary know-how, technology or data, either developed by us in-house or transferred to us by our equipment suppliers, which are not covered by patents or patent applications, including manufacturing technologies and processes and production line and equipment designs. We rely on a combination of patent, trademark, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Nevertheless, these measures provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or our other intellectual property rights, which could have a material adverse effect on our business, financial condition or results of operations. Policing the unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention as well as our other resources away from our business. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. An adverse determination in any such litigation could result in the loss of our intellectual property rights and may harm our business, prospects and reputation.

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

Our future success depends substantially on the continued services of our executive officers, in particular Liansheng Miao, our chief executive officer, Xiangdong Wang, our vice president, Zhiheng Zhao, our vice president, Zongwei Li, our chief financial officer, Xiaoqiang Zheng, our chief operating officer, Dengyuan Song, our chief technology officer and Jingfeng Xiong, our vice president. We do not maintain key employee life insurance on any of our executive officers. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. In addition, if any of our executive officers join a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes were to arise between one of our executive officers and us, we cannot assure you of the extent to which such officer’s employment agreement could be enforced in China.

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

Our independent registered public accounting firm’s audit documentation related to their audit reports included in this annual report may include audit documentation located in the Peoples’ Republic of China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards.  Our operations are conducted in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Accordingly, no audit documentation located in China related to our independent registered public accounting firm’s reports included in our filings with the U.S. Securities and Exchange Commission is currently inspected by the PCAOB.

Inspections conducted by the PCAOB outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.  This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to audits outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

Under our articles of association, a simple majority of the holders of our shares who vote at a general meeting may sub-divide any of our shares into shares of a smaller par value than is fixed by our articles of association, subject to the Companies Law of the Cayman Islands, and may by such resolution determine that, among the shares so sub-divided, some of such shares may have preferred or other rights or restrictions that are different from those applicable to the other such shares resulting from the sub-division. Any sub-divided shares will be allocated on a pro-rated basis among the holders of our shares, and a two-thirds vote of any class of shares having special rights or restrictions as a result of such sub-division will be required to further vary the special rights or restrictions attached to such shares. The purpose of this provision is to give flexibility to the shareholders to vary the share capital by effecting a sub-division and alter the rights attaching to the sub-divided shares in order to facilitate transactions where shareholders provide benefits or contribute assets to our company in consideration of an enhancement of the rights of their shares rather than an issue of new shares. However, as the minority shareholders will not be able to prevent the majority shareholders from effecting such sub-division and designation of special rights or restrictions, such rights of our majority shareholders may discourage investors making an investment in us, which may have a material adverse effect on the price of our ADSs and the notes.

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

If we are or become a passive foreign investment company, or a PFIC, it could result in adverse United States federal income tax consequences to U.S. investors.

We believe that we were not a PFIC for our taxable year ended on December 31, 2011, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If, however, we are or become a PFIC, U.S. investors could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. U.S. investors are urged to consult their tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

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

In addition, we cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, the growth rate of China’s gross domestic product has slowed down in recent years, from 10.3% in 2010 to 9.2% in 2011. The Chinese government has set the gross domestic product growth rate at 7.5% for 2012. We cannot assure you that the various macroeconomic measures, monetary policies and economic stimulus package adopted by the PRC government to guide economic growth and the allocation of resources will be effective in sustaining the fast growth rate of the Chinese economy.

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

On August 8, 2006, six PRC government and regulatory authorities, including the PRC Ministry of Commerce, or the MOFCOM, and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors”, or the M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rule, as amended, among other things, established procedures and requirements that could make merger and acquisition activities by foreign investors time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Furthermore, MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisition of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, which came into effect on September 1, 2011, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. According to the MOFCOM Security Review Rules, a security review is required for mergers and acquisitions by foreign investors of PRC domestic enterprises (i) having “national defense and security” concerns, and (ii) where the foreign investors may acquire the “de facto control” of the PRC domestic enterprises having national security concerns such as key farm products, key energy and resources, and key infrastructure, transportation, technology and major equipment manufacturing industries. Circular No. 6, however, does not define the term of “key” or “major”, nor has it exhausted all the industries that may be deemed as sensitive industries subject to the security review. When deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review by MOFCOM, the principle of “substance over form” should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through nominee holding structure, trusts, indirect investments, leases, loans, control through contractual arrangements, offshore transactions, or other means. We believe that our current business is not in an industry related to national security. However, we cannot preclude the possibility that MOFCOM or other government agencies may release interpretations or new rules contrary to our understanding or broaden the scope of such security review in the future. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of these regulations in order to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to overseas investment by PRC residents may restrict our overseas and cross-border investment activities and adversely affect the implementation of our strategy as well as our business and prospects.

In 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued a number of rules regarding offshore investments by PRC residents. The rule currently in effect, the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted Via Offshore Special Purpose Companies, known as SAFE Notice 75, was issued in October 2005. SAFE Notice 75 requires PRC residents to register with and/or receive approvals from SAFE in connection with certain offshore investment activities.  An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore special purpose company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore special purpose company. Moreover, to further clarify the implementation of SAFE Notice 75, since May 2007, SAFE has issued guidance to its local branches regarding the operational procedures for such registration, which provides more specific and stringent requirements on the registration relating to SAFE Notice 75, including the most recent Notice of SAFE on Printing and Distributing the Implementing Rules for the Administration of Foreign Exchange in Fund-rising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Circular 19, which came into effect as of July, 2011. The guidance imposes obligations on PRC subsidiaries of the offshore special purpose company to coordinate with and supervise the beneficial owners of the offshore entity who are PRC citizens or residents to complete the SAFE registration process. If the shareholders or beneficial owners fail to comply, the PRC subsidiaries are required to report the noncompliance to the local branches of SAFE.. Since we are a Cayman Islands company with a substantial portion of shares held by Yingli Power Holding Company Ltd., a British Virgin Islands company controlled by Mr. Liansheng Miao, our chairperson and chief executive officer and a PRC resident, Mr. Miao is subject to the registration requirements under SAFE Notice 75 and Circular 19.

Mr. Miao made the requisite SAFE registration with respect to his investment in Yingli Power Holding Company Ltd. and us in August 2006. Mr. Miao amended his SAFE registration in June 2007, January 2008 and October 2009, in connection with our initial public offering in June 2007, the secondary and convertible senior notes offerings in December 2007, the issuance of senior secured convertible notes and the follow-on offering in 2009, respectively. We have requested our other beneficial owners who are PRC residents to make the necessary applications and filings in connection with our offshore financing transactions as required under SAFE Notice 75 and Circular 19. However, we cannot assure you that all of our beneficial owners who are PRC residents have complied with our request to apply for or obtain any registrations or approvals required under these or other regulations or legislation, such as any amendment registrations with local SAFE in relation to their ownership changes in us.

The failure or inability of Mr. Miao or any of our other beneficial owners who are PRC residents to comply with the registration procedures set forth in SAFE Notice 75 and Circular 19 may subject Mr. Miao or such beneficial owner who is a PRC resident to fines and legal penalties, result in potential liability for our PRC subsidiaries, such as Tianwei Yingli, and in some instances, for their legal representatives and other liable individuals, limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries, such as Tianwei Yingli, and may also limit their ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us. See “Item 4.B. Business Overview — PRC Government Regulations — Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions”.

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

As entities established in China, Tianwei Yingli, Yingli China, Fine Silicon and Hainan Yingli are subject to certain limitations with respect to dividend payments. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. As a Sino-foreign equity joint venture, Tianwei Yingli is also required to set aside each year a percentage, as decided by its board of directors, of its after-tax profits based on PRC accounting standards to its reserve fund, enterprise development fund and employee bonus and welfare fund. As of December 31, 2011, such restricted reserves of Tianwei Yingli amounted to RMB243.0 million (US$38.6 million) and its accumulated profits that were unrestricted and were available for distribution amounted to RMB2,817.3 million (US$447.6 million).

As a foreign investment enterprise, each of Yingli China and Fine Silicon is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital, and to set aside a certain amount of its after-tax profits each year, if any, to its employee bonus and welfare fund. These reserves may not be distributed as cash dividends. As of December 31, 2011, such restricted reserves of Yingli China amounted to RMB130.1 million (US$20.7 million), and its accumulated profits that was unrestricted and was available for distribution amounted to RMB1,526.0 million (US$242.5 million).

As a PRC domestic company, Hainan Yingli is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital. These reserves may not be distributed as cash dividends. As of December 31, 2011, such restricted reserves of Hainan Yingli amounted to RMB27.9 million (US$4.4 million) and its accumulated profits that were unrestricted and were available for distribution amounted to RMB313.3 million (US$49.8 million).

In addition, if any of our PRC operating subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Limitations on the ability of our PRC operating subsidiaries to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business. Accordingly, if for any of the above or other reasons, we cannot receive dividends from our PRC operating subsidiaries, our liquidity, financial condition and ability to make dividend distributions to our shareholders will be materially and adversely affected.

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

Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules, promulgated on January 5, 2007 by SAFE and the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas-listed Company, or the Share Option Rules, promulgated in February 2012 by SAFE, which terminated the Operating Procedures on Administration of Foreign Exchange for Domestic Individuals Participating in Employee Share Ownership Plans and Share Option Plans of Overseas-listed Company issued by SAFE in March 2007, PRC citizens or residents habitually residing in the PRC continuously for over one year, who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or qualified PRC agents, to register with SAFE and complete certain other procedures related to the share holding plan, share option plan or other similar share incentive plans. Concurrent with the registration with SAFE, the PRC subsidiary or qualified PRC agent shall obtain the approval for an annual allowance with respect to the foreign exchange in connection with the share holding or share option exercises as well as the approval of opening a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the share purchase or share option exercise, returned principal or profits upon sale of shares, dividends issued on the stock and any other income or expenditures approved by SAFE. Currently, the participating PRC residents’ foreign exchange income received from the sale of share and dividends distributed by the overseas-listed company must be fully remitted into the domestic foreign currency account before distribution to such participants. In addition, the PRC agents are required to amend or deregister the registrations with SAFE in case of any material change in, or termination of, the share incentive plans, within the time periods provided by the Share Option Rules. The failure to comply with such provisions may subject us and the participants of our employee stock option plan who are PRC citizens to fines and legal sanctions and prevent us from further granting options under our employee stock option plan to our employees, which could adversely affect our business operations.

We face risks related to health epidemics and other outbreaks of contagious diseases.

Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. In 2005 and 2006, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. During 2007 and early 2008, there have been reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In 2009 and 2010, there have been reports on the occurrences of swine flu, caused by the H1N1 virus, in Mexico, the United States, China and certain other countries and regions around the world. An outbreak of avian flu or swine flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of Severe Acute Respiratory Syndrome, or SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These outbreaks of contagious diseases, and other adverse public health developments in China, would have a material adverse effect on our business operations. These could include restrictions on our ability to travel or to ship our products outside of China, as well as cause temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, swine flu, SARS or any other epidemic.

Risks Related to Our ADSs

The market price for our ADSs has been volatile.

The market price for our ADSs has been and will continue to be highly volatile. Since our ADSs became listed on the NYSE on June 8, 2007, the trading prices of our ADSs have ranged from US$2.50 to US$41.50 per ADS, and the last reported trading price on April 23, 2012 was US$3.40 per ADS.

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

As of the date of this annual report, we had 156,575,020 ordinary shares outstanding, including 108,933,980 ordinary shares represented by ADSs. All ADSs sold in our public offerings are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. All of the remaining ordinary shares outstanding are, subject to the applicable requirements of Rule 144 under the Securities Act, available for sale. If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding stock options, the market price of our ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate.

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

In addition to Tianwei Yingli, we have also established or acquired subsidiaries in strategic locations in the PRC, including Haikou, Tianjin, Hengshui, Lhasa, Lanzhou, Kunming, Guangzhou, Beijing, Suzhou, Yantai and Shanghai, etc. to manufacture, assemble or sell PV modules and systems and ancillary materials.

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

•                  Yingli Green Energy Chile SpA, or Yingli Chile, a Chile limited liability company, as a wholly-owned subsidiary of Yingli international. Yingli Chile is primarily engaged in the sale and marketing of PV products and relevant accessories in Chile.

•                  Yingli Green Energy Do Brasil S.A., or Yingli Brazil, a Brazil limited liability company, with Yingli international holding 99.9% equity interest in Yingli Brazil. Yingli Brazil is primarily engaged in the sale and marketing of PV products and relevant accessories in Brazil.

In January 2009, we completed the acquisition of Cyber Power Group Limited, or Cyber Power, which, through its principal operating subsidiary in China, Fine Silicon Co., Ltd., has started production of polysilicon with a designed annual production capacity of 3,000 tons.

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

Our Convertible Senior Notes Offering and Secondary Offering

In December 2007, we completed our convertible senior notes offering and secondary offering, in which we offered and sold an aggregate principal amount of US$172.5 million zero coupon convertible senior notes due

2012 and raised an aggregate of US$168.2 million in proceeds, before expenses, and several of our shareholders sold an aggregate of 6,440,000 ordinary shares in the form of ADSs. As of December 31, 2011, most of the convertible senior notes due 2012 have been repaid while principal amount of US$1.2 million is still outstanding.

Our Guaranteed Senior Secured Convertible Notes

In January 2009, we entered into a note purchase agreement with Trustbridge, under the terms of which we have issued an aggregate amount of US$49.4 million of senior secured convertible notes due 2012 to Trustbridge or its affiliate. In June 2009, we issued 2,000,000 ordinary shares to Trustbridge as a result of the conversion of US$8.7 million of the senior secured convertible notes. In the third quarter of 2010, we issued 6,000,688 ordinary shares to Trustbridge as a result of the conversion of US$26.2 million of the senior secured convertible notes. In January 2012, we issued 3,588,025 ordinary shares to Trustbridge as a result of the conversion of the remaining US$14.6 million of the senior secured convertible notes. As a result, the senior secured convertible notes have been fully converted.

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

Medium-Term Notes Offering

On October 13, 2010, one of our principal operating subsidiaries, Tianwei Yingli, registered its plan to issue up to 2.4 billion RMB-denominated unsecured five-year medium-term notes, or the Registered Issue, with the PRC National Association of Financial Market Institutional Investors, or NAFMII. Under the Registered Issue, Tianwei Yingli successfully completed the issuance of RMB1.0 billion unsecured medium-term notes on October 13, 2010, or the “First Tranche Issue. The Registered Issue allows Tianwei Yingli to issue RMB-denominated unsecured five-year medium-term notes in two tranches on the PRC inter-bank debenture market. The First Tranche Issue was successfully completed on October 13, 2010 and will mature on October 13, 2015. Tianwei Yingli has an option to call the notes at the end of the third year from issuance. The First Tranche Issue bears a fixed annual interest rate of 4.3% in the first three years, which will increase to 5.7% in the remaining two years if Tianwei Yingli chooses not to call the notes on October 13, 2013. The second tranche with a principle amount of RMB1.4 billion (US$222.4 million), or the Second Tranche Issue, was issued on May 10, 2011 and will mature on May 12, 2016. The Second Tranche Issue bears a fixed annual interest rate of 6.15%.

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

The number of our new ordinary shares that we are obligated to issue to Tianwei Baobian upon its exercise of the subscription right will be calculated according to the following formula:

Number of new shares to be issued to Tianwei Baobian	=	Total number of our shares immediately before the exercise of the subscription right	X	Percentage of Tianwei Baobian’s equity interest in Tianwei Yingli immediately before the exercise of the subscription right
Percentage of our equity interest in Tianwei Yingli immediately before the exercise of the subscription right(1)

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

Tianwei Yingli’s Registered Capital

Tianwei Yingli currently has a registered capital of RMB3,375.2 million. We currently hold 74.01% of Tianwei Yingli’s equity interest, and Tianwei Baobian currently holds the remaining 25.99%. The registered capital of a company refers to the total amount of the capital subscribed by the equity interest holders of such company, as registered with relevant authorities. A shareholder of a company is entitled to the rights to and interests in such company in proportion to the fully paid amount of the registered capital of such company for which such shareholder subscribes or as otherwise agreed among the shareholders of such company. Such rights and interests include the rights to nominate directors to the board and receive dividends in proportion to the fully paid amount of the registered capital subscribed by such equity interest holders or as otherwise agreed among such equity interest holders. Under the PRC law, the rights and interests of a shareholder to a limited liability company are generally referred to as “equity interest.”

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

B.            Business Overview

Overview

We are one of the leading vertically integrated photovoltaic, or PV, product manufacturers in the world. We design, manufacture and sell PV modules, and design, assemble, sell and install PV systems. With an overall annual manufacturing capacity of over 1,700 megawatts for each of crystalline polysilicon ingots and wafers, PV cells and PV modules as of the date of this annual report, we believe we are currently one of the largest manufacturers of PV products in the world as measured by annual manufacturing capacity. With our in-house polysilicon manufacturing capacity, which started trial production in late 2009, our current products and services substantially cover the entire PV industry value chain, ranging from the manufacture of polysilicon, crystalline polysilicon ingots and wafers, PV cells and PV modules to the manufacture of PV systems and the installation of PV systems. We believe we are one of the largest PV companies in the world to have adopted a vertically integrated business model. Our end-products include PV modules and PV systems in different sizes and power outputs. We sell PV modules under our own brand names, Yingli and Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, the United States, Italy, China, Spain, the Netherlands, France, the United Kingdom, Japan, Israel and Slovenia.

In 2002, we began producing PV modules with an initial annual manufacturing capacity of three megawatts and have significantly expanded production capacities of our PV products in the past to the current level. We currently plan to expand our overall annual manufacturing capacity of each of polysilicon ingots and wafers, PV cells and PV modules to 2,450 megawatts by the end of 2012 by building another 750 megawatts of manufacturing capacity in Haikou, Tianjin, Hengshui and Baoding. In addition, our in-house polysilicon production subsidiary, Fine Silicon, has a designed annual production capacity of 3,000 tons of polysilicon and is currently ramping up its production.

Our Products and Services

Our products and services include the manufacture of polysilicon ingots and wafers, PV cells, PV modules and integrated PV systems, which encompass substantially the entire PV industry value chain, with the manufacture of polysilicon feedstock being the only significant exception. In January 2009, we acquired Cyber Power, a development stage enterprise designed to produce polysilicon. Cyber Power, through its principal operating subsidiary, Fine Silicon, has a designed annual production capacity of 3,000 tons of polysilicon and is currently ramping up its production. However, we do not expect that our in-house polysilicon production capacity will meet our entire polysilicon needs in the near future.

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

Polysilicon Ingots and Blocks

A polysilicon ingot is formed by melting, purifying and solidifying polysilicon feedstock into a brick-shaped ingot. Now we produce 400 kilogram with the size of 840 millimeters x 840 millimeters x 250 millimeters and 420 kilogram multicrystalline polysilicon ingots with the size of 840 millimeters x 840 millimeters x 262 millimeters, which accounts for a little more than half quantity of our ingots. The polysilicon ingots are then cut into blocks. Our polysilicon blocks are generally available in the size of 156 millimeters x 156 millimeters x 250 millimeters and 156 millimeters x 156 millimeters x 262 millimeters. We use our polysilicon blocks to produce polysilicon wafers.

Polysilicon Wafers

The polysilicon blocks are then sliced into wafers with wire saws. Thinner wafers enable a more efficient use of polysilicon, and thus lower the cost per watt of power produced. The thickness of our wafers was 180 microns as of December 31, 2011. The diameter of our wires was 130 microns as of December 31, 2011. Our wafers are generally available in the size of 156 millimeters x 156 millimeters. At times historically when we had produced an excess amount of wafers as a result of the disparity in our wafer manufacturing capacity and the PV cell capacity, we provided the excess wafers to third-party toll manufacturers which processed wafers into PV cells and return the PV cells to us for a processing fee under toll manufacturing arrangements. In 2010 we entered into toll manufacturing arrangements with third-party toll manufacturers, which accounted for a very small percentage of our total production volume. For the year of 2009 and 2011 we did not have such toll manufacturing arrangements.

PV Cells

A PV cell is a device made from a polysilicon wafer that converts sunlight into electricity by a process known as the photovoltaic effect. The conversion efficiency of a PV cell is the ratio of electrical energy produced by the cell to the energy from sunlight that reaches the cell. The conversion efficiency of PV cells is determined to a large extent by the quality of wafers used to produce the PV cells, which is, in turn, determined by the mix of different types of polysilicon raw materials used in the ingot casting process. The annual average conversion efficiency for our multicrystalline cells was 16.2%, 16.5% and 17.0% in 2009, 2010 and 2011, respectively.

In addition, we have commercialized 600 megawatts of monocrystalline production capacity for each of monocrystalline ingots and wafers, cells and modules in Baoding, Hebei Province. These production lines are designed to produce next-generation high efficiency monocrystalline PV cells based on the technology developed through Project PANDA, a collaboration project among us, the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells. We achieved an average cell conversion efficiency rate of 19.0% on the PANDA commercial lines, and a record cell conversion efficiency rate of 20.0% on the PANDA trial production line in 2011.

We generally use all of our PV cells in the production of our PV modules. In 2011, as we were able to achieve a utilization rate of our PV module production capacity above 100% to meet strong market demand, we purchased PV cells from third parties to meet the excess PV module production capacity. We anticipate that we may continue to purchase PV cells from third parties from time to time in the future.

PV Modules

A PV module is an assembly of PV cells that are electrically interconnected, laminated and framed in a durable and weatherproof package. Currently, most of our PV modules are made with PV cells produced by us. Historically, we have used toll manufacturing arrangements on a limited scale, and most of our PV modules produced by third-party PV module manufacturers under such toll manufacturing arrangements used PV cells produced by us. As the result of a utilization rate of our PV module production capacity above 100%, which exceed the utilization rate of our PV cell production capacity, a small portion of our PV modules were made with PV cells provided by third-party suppliers. Our PV modules are made with a frame design that we believe enhances their ability to withstand strong wind and vibrations. A majority of PV modules produced by us have outputs ranging from 150 to 270 watts. The following table sets forth the major types of modules produced by us:

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

Manufacturing

We started producing PV modules in 2002 and started producing polysilicon ingots and wafers in October 2003 and PV cells in March 2004. As of the date of this annual report, we have the capacity to produce over 1,700 megawatts each of polysilicon ingots and wafers, PV cells and PV modules per year. We use our polysilicon wafers and PV cells as materials in the production of PV modules.

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

Manufacturing Capacity Expansion

In 2002, we began producing PV modules with an initial annual manufacturing capacity of three megawatts and have significantly expanded production capacities of our PV products in the past to the current level. We currently plan to expand our overall annual manufacturing capacity of each of polysilicon ingots and wafers, PV cells and PV modules to 2,450 megawatts by the end of 2012 by building another 750 megawatts of manufacturing capacity in total in Haikou, Tianjin, Hengshui and Baoding. In addition, our in-house polysilicon manufacturing plant, Fine Silicon, has a designed annual production capacity of 3,000 tons of polysilicon and is currently ramping up its production.

The following table sets forth our production capacities for ingot and wafers, PV cells and PV modules at the end of each period indicated.

	As of December 31,
	2009	2010	2011
	(Megawatts)
Ingot and wafers	600	1,000	1,700
PV cells	600	1,000	1,700
PV modules	600	1,000	1,700

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

In 2009, 2010 and 2011, we purchased the substantial majority of our raw materials and other consumables (other than polysilicon) from approximately 10 to 15 overseas suppliers and the rest from Chinese suppliers. Where possible, we seek to procure raw materials and other consumables from suppliers with proven quality and cost advantages.

Polysilicon is the most important raw material used in our production process. Due to growing global demand for polysilicon, prices for polysilicon had increased substantially in the past few years until the fourth quarter in 2008. From the fourth quarter of 2008 to the second quarter of 2009, as the result of increased polysilicon manufacturing capacity and the decrease in the demand for polysilicon due to the global financial crisis in 2008 and 2009, the price of polysilicon decreased significantly. Although the polysilicon price rebounded between the third quarter of 2010 and first quarter of 2011 due to the recovery of demand for PV products in certain markets, the polysilicon price has decreased significantly starting from the second quarter of 2011 as the result of increased polysilicon manufacturing capacity for polysilicon and the pressure from the decreasing average selling price of PV modules. Any significant increase of the price for polysilicon would materially and adversely affect our profitability and results of operations. Our average purchase price of polysilicon per kilogram decreased by 16.8% in 2011 compared to 2010.

Historically, we had relied on spot market purchase to meet a significant portion of our polysilicon needs. In order to secure adequate and timely supply of polysilicon, we are actively seeking to further strengthen our relationships with our polysilicon suppliers and establish strategic relationships with them. We have entered into various purchase agreements and memorandums of understanding with local and foreign suppliers, including some of the world’s major polysilicon suppliers. Supplies under these purchase agreements started in early 2009. However, we cannot assure you that we will be able to secure sufficient quantities of polysilicon to support the expansion of our manufacturing capacity as currently planned.

From 2006 to 2010, we entered into seven long-term supply contracts with Wacker Chemie AG, or Wacker, a German polysilicon supplier, for supplies of polysilicon from 2009 through 2013, from 2009 through 2017, from 2010 through 2018, from 2009 through 2011, from 2010 through 2017, from 2011 through 2013 and from 2011 through 2018, respectively. In addition, we entered into one long-term supply agreements in February 2008 with OCI Company Ltd., or OCI, formerly known as DC Chemical, for supplies of polysilicon for the period from 2009 through 2013. From 2009 to the date of this annual report, we entered into another two long-term supply contracts with OCI, for supplies of polysilicon from 2011 through 2015 and from 2012 through 2018, respectively. We also entered into a polysilicon supply contract with Daqo New Energy Corp., or Daqo, formerly known as Sailing, for polysilicon to be delivered from the fourth quarter of 2008 through the end of 2010. In August, 2010, we entered into another polysilicon supply agreement with Daqo for supplies of polysilicon from 2011 through 2012. In March 2011, we entered into a long-term polysilicon supply agreement with Hemlock Semiconductor Pte. Ltd., or Hemlock, for supplies of polysilicon from 2013 through 2020. In November 2011, we entered into an amendment to this long-term supply agreement to purchase polysilicon starting from 2012 through 2020 instead of 2013 through 2020 and revised certain commercial terms such as total contract quantity, advance payment arrangement and unit prices.

In January 2009, we acquired Cyber Power, which was then a development stage enterprise designed to produce polysilicon. Fine Silicon, the principal operating subsidiary of Cyber Power, has a designed annual production capacity of 3,000 tons of polysilicon and is currently ramping up its production. However, we do not expect that our in-house polysilicon production capacity will meet our entire polysilicon needs in the near future.

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

April 2004, December 2010 and renewed in February 2012

UL certification, authorized by Underwriters Laboratories Inc., an independent, not-for-profit product-safety testing and certification organization in the United States; evaluated in accordance to USL (Standard for Safety, Flat-Plate Photovoltaic Modules and Panels, UL 1703) and CNL (Canadian Other Recognized Document, ULC/ORD-C1703-01, Flat-Plate Photovoltaic Modules and Panels).

Certain models of PV modules

August 2004, July 2005, January 2006, February 2007, May 2007, July 2007, June 2008, May 2009, November 2009, February 2010, August 2010, November 2010, April 2011, June 2011, November 2011 and December 2011

TÜV certification, conducted by TÜV Immissionsschutz und Energiesysteme GmbH, an independent approval agency in Germany, against the requirements of Safety Class II Test (Crystalline terrestrial Photovoltaic (PV) Modules — Design qualification and type approval, IEC61215:2005, Photovoltaic (PV) module safety qualification, IEC61730 and ammonia corrosion testing, IEC 62716) on PV modules.

Certain models of PV modules

January 2007 and renewed in February 2010	ISO 14001: 2004 certification for environment management system.	The design and manufacturing of crystalline silicon solar modules, solar cells, multi-crystalline silicon wafers and multi-crystalline silicon ingots

July 2010	“Golden Solar” certification by CGC, against the requirement of IEC61215:2005.	Certain models of our PV modules

March 2011	“Golden Solar” certification by CGC, against the requirement of IEC61215:2005.	PANDA series modules

August 2011	JET certification, conducted by Japan Electrical Safety & Environment	Certain models of PV modules

Certification or Test Dates	Certification or Test Standard	Relevant Products
Technology Laboratories, an independent approval agency in Japan, against the requirement of IEC61215 and IEC61730.

August 2011	MCS certification authorized by United Kingdom Accreditation Service (UKAS), a non-profit independent certification company, against the requirement of MSC 010-1.5 and MSC 005-2.3.	Certain models of PV modules

September 2011	KEMCO certification, conducted by Korea Energy Management Corporation in Korea, against the requirement of IEC61215 and IEC61730.	PANDA series modules

Markets and Customers

Our products are sold in China’s domestic market and in various international markets, including Germany, the United States, Italy, Spain, France, the Netherlands, the United Kingdom, Japan, Israel and Slovenia. The following table sets forth the revenues generated from our major markets as percentages of our net revenues for the periods indicated.

	Year Ended December 31,
	2009	2010	2011
	%	%	%
Germany	63.1	56.6	44.9
PRC	4.5	6.0	22.2
United States	2.0	9.7	14.6

For a breakdown of our net revenue by geographic regions for 2009, 2010 and 2011, see Note 25 to our audited consolidated financial statements included elsewhere in this annual report. For the revenue contributions by our customers that individually accounted for greater than 10% of our net revenues for 2009, 2010 and 2011, see Note (2)(c) to our audited consolidated financial statements included elsewhere in this annual report.

The products that we sell are primarily PV modules. These modules are sold primarily to installers, PV system integrators, property developers and other value-added resellers, who incorporate our PV modules into large on-grid integrated PV systems with batteries, inverters, mounting structures and wiring systems.

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

We employ a total of approximately 300 marketing and sales personnel at our headquarters in Baoding and also in Haikou, Tianjin, Hengshui, Lhasa, Lanzhou, Kunming, Guangzhou, Beijing, Suzhou, Yantai and Shanghai. We believe the adoption of China’s Renewable Energy Law and the PRC government’s commitment to develop renewable energy sources will contribute to rapid growth of the PV market in China. We plan to leverage our existing relationships with end-users to increase our sales in China, especially our sales of PV systems. As part of our effort to expand overseas, we have built a sales team of 83 representatives located in Germany, Spain, Italy, Greece, France, Singapore, Chile, Brazil and the United States, and expect to further expand our overseas sales force.

In order to avoid brand confusion and build more direct relationships with our customers, we have actively promoted our brand name through participation in trade shows and exhibitions, advertisements on newspapers and trade magazines and various sponsorships. For example, to strengthen our leadership position in our existing markets and to establish our presence in emerging markets, we became an official sponsor of the 2014 FIFA World Cup BrazilTM in June 2011. Our sponsorship rights include ticketing and hospitality rights, perimeter-board advertising, as well as the right to use FIFA World CupTM emblems and logo. We expect our sponsorship activities to increase business opportunities in Brazil and other regions in Latin America. We were also an official sponsor of the 2010 FIFA World CupTM in South Africa. Our sponsorship agreement for the 2010 FIFA World CupTM provided us with global marketing rights, including certain ticket, perimeter-board advertising, and media rights as well as the right to showcase our solar products at the fan zones in the FIFA World CupTM stadiums. The agreement also gives us the right to place our company logo next to the FIFA World CupTM Official Emblem and advertise or promote our products and services. In August 2011, we became the first official renewable energy partner of United States. Soccer. Through 2014, we will support U.S. Soccer’s ongoing efforts to develop the game at all levels, as well as working with U.S. Soccer to provide solar energy for local athletic centers in disadvantaged communities across the U.S. On January 22, 2011, we became an Official Premium Partner of FC Bayern München, or FCB, one of the most successful and popular football clubs in the world. Our sponsorship as an Official Premium Partner in the renewable energy business sector commences the second leg of season 2010/2011 and continues until the end of season 2013/2014. Under this sponsorship, we have a series of marketing rights, including ticketing and hospitality, advertising and media/public relations as well as the right to market and sell our solar products in the official FCB fan shops.

Customer Support and Services

We provide customer support and service in China through dedicated teams of technical service personnel located in Baoding, Haikou, Tianjin, Hengshui, Lhasa, Lanzhou, Kunming, Guangzhou, Beijing, Suzhou, Yantai and Shanghai. Our customer support and service teams coordinate their activities with the marketing, technology, quality and manufacturing departments.

We provide customer support and service to overseas customers through our overseas subsidiaries and regional headquarters located in our major markets, such as Germany, Spain, Italy, Greece, France, Singapore and the United States. Before September 30, 2011, our PV modules are typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty against declines of more than 10% and 20% of initial power generation capacity, respectively. From October 1, 2011, we implemented a new and improved warranty terms that guarantees 91.2% of nameplate power for 10 years, and 80.7% of nameplate power for a period of 25 years for multicrystalline PV modules and 98.0% of nameplate power for the first year, 92.0% of nameplate power for 10 years, and 82.0% of nameplate power for a period of 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with linear-based warranty which guarantees each year’s power output during the twenty-five-year warranty period. As a result, we bear the risk of warranty claims long after we have sold our products and recognized revenues. In connection with our PV system sales in the PRC, we provide a one- to five- year warranty against defects in our modules, storage batteries, controllers and inverters. Because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate, and because our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty provided by us for our products will be adequate in light of the actual performance of our products. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Unsatisfactory performance of or defects in our products may cause us to incur additional warranty expenses, damage our reputation and cause our sales to decline.”

Intellectual Property

We have registered our trademarks “Yingli” and “Yingli Solar” in China. We have full rights to use “Yingli Solar” in a number of foreign jurisdictions where we sell or plan to sell our products, including all members of the European Union, the United States and Canada. As of the date of this annual report, we had a total of 103 issued patents in China and had made 177 patent applications. We rely on a combination of patent, trademark, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Other than the know-how available in the public domain, we have developed in-house unpatented technical know-how that we use to manufacture our products. Many elements of our manufacturing processes involve proprietary know-how, technology or data, either developed by us in-house or transferred to us by our equipment suppliers, which are not covered by patents or patent applications, including manufacturing technologies and processes and production line and equipment designs. We have taken security measures to protect these elements. Substantially all of our research and development personnel are parties to confidentiality, non-competition and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop during their terms of employment with us. We also take other precautions, such as internal document and network assurance and using a separate dedicated server for technical data. We have not had any material intellectual property claims since our inception. See “Item 3.D. Risk Factor — Risks Related to Us and the PV Industry — Our limited intellectual property protection inside and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.”

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

In 2009, 2010 and 2011, a significant portion of our revenues have been derived from overseas markets, including Germany, the United States, Italy, Spain, France, the Netherlands, the United Kingdom, Japan, Israel and Slovenia. In these markets, we compete with both local and international producers of solar products, including the solar energy divisions of large conglomerates such as Sharp Corporation, PV module manufacturers such as SunPower Corporation, thin film solar module manufacturers such as First Solar, Inc., and integrated PV product manufacturers such as SolarWorld AG, Renewable Energy Corporation, Suntech Power Holdings Co., Ltd. and Trina Solar Limited. In 2011, sales to China accounted for approximately 22.2% of our total revenues, compared to approximately 6.0% in 2010. We expect more competition from China local PV module manufactures as we continue our expansion in China market.

We may also face competition from new entrants to the PV market, including those that offer more advanced technological solutions or that have greater financial resources, such as semiconductor manufacturers, several of which have announced their intention to start production of PV cells and PV modules. A significant number of our competitors are developing or currently producing products based on PV technologies which may be believed to be more advanced, including amorphous silicon, string ribbon and nano technologies, which eventually offer cost advantages over the crystalline polysilicon technologies currently used by us. A widespread adoption of any of these technologies could result in a rapid decline in demand for our products and a resulting decrease in our revenues if we fail to adopt such technologies. In addition, like us, some of our competitors have become, or are becoming, vertically integrated in the PV industry value chain, from silicon ingot manufacturing to PV system sales and installation. This could further erode our competitive advantage as a vertically integrated PV product manufacturer. In addition, our competitors may also enter into the polysilicon manufacturing business, which may provide them with cost advantages. Furthermore, the entire PV industry also faces competition from conventional energy and non-solar renewable energy providers.

With respect to PV modules, we compete primarily in terms of price, reliability of delivery, consistency in the average wattage of our PV modules, durability, appearance and the quality of after-sale services. We believe our highly bankable and cost-effective products, strong brand name, well-established reputation and integrated service model make our PV modules competitive. We sell small commercial, personal and home-use PV systems primarily in China where we have competitive advantages over our overseas competitors because of our closer proximity to customers in China and better understanding of their needs. We also have domestic competitors in China. With respect to large integrated PV system projects, we compete primarily in terms of price, design and construction experience, aesthetics and conversion efficiency. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We face intense competition in the PV modules and PV system markets and our PV products compete with different solar energy systems as well as other renewable energy sources in the alternative energy market. If we fail to adapt to changing market conditions and to compete successfully with existing or new competitors, our business prospects and results of operations would be materially and adversely affected.”

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

Insurance

We maintain an insurance policy covering losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our inventory, fixed assets and on-going projects amounted to approximately RMB13,003.4 million as of the date of this annual report. We also maintain insurance policies in respect of marine, air and inland transit risks of our products. In addition, we have obtained product liability insurance coverage. The insurance policy covers bodily injuries and property damages caused by the products we sold, supplied or distributed up to specified limits. We do not maintain any insurance coverage for business interruption or key-man life insurance on our executive officers. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We have limited insurance coverage and may incur uncovered losses resulting from business interruption or natural disasters.”

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

On July 24, 2011, the NDRC issued the Notice on Improving the On-grid Tariff Policy for Photovoltaic Generation.  Under this Notice, it is required that a uniform national benchmark on-grid tariff for solar energy photovoltaic generation be formulated. Furthermore, for PV projects that had been approved before July 1, 2011 and would be completed by December 31, 2011, the feed-in tariff would be RMB1.15/kWh, including value-added tax, or VAT. Except for PV projects that are constructed in Tibet, for PV projects that are approved after July 1, 2011 and PV projects that had been approved before July 1, 2011 but would not be completed by December 31, 2011, the feed-in tariff including VAT would be RMB1/kWh.

On March 14, 2012, the Ministry of Finance, the NDRC and the National Energy Bureau jointly issued the the interim measures for the management of additional subsidies for renewable-energy power prices, according to which relevant renewable-energy power generation enterprises are entitled to apply for subsidies for their renewable power generation projects that satisfy relevant requirements set forth in the measures.

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

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law, or the EIT Law, and adopts a uniform income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The EIT Law became effective on January 1, 2008. The EIT Law provides a five-year transition period from its effective date for enterprises established before the promulgation date of the EIT Law and which were entitled to preferential tax rates and treatments under the then effective tax laws or regulations. On December 26, 2007, the PRC government issued detailed implementation rules regarding the transitional preferential policies. Furthermore, under the EIT Law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to the preferential enterprise income tax rate of 15%. The Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises on April 14, 2008 and the Guidelines for Recognition of High and New Technology Enterprises on July 8, 2008.

Under the effective tax laws and regulations, Tianwei Yingli, as a foreign invested enterprise primarily engaged in manufacturing and in operation for more than ten years, was entitled to a two-year exemption from the enterprise income tax from its first profit-making year following its conversion into a Sino-foreign equity joint venture company, specifically 2007 and 2008, and a 50% reduction in the subsequent three years, from 2009 to 2011. Accordingly, Tianwei Yingli was subject to enterprise income tax at 12.5% from 2009 to 2011. In August 2011, Tianwei Yingli renewed the certificate for “High and New Technology Enterprise” and extended the preferential income tax period for another 3 years starting from 2011.  As a result, Tianwei Yingli is entitled to a preferential EIT rate of 15% for 2012 and 2013.  Yingli China was established in October 2007 and was recognized by the Chinese government as a “High and New Technology Enterprise” under the new EIT law in December 2008.  In August 2011, Yingli China renewed the certificate for “High and New Technology Enterprise” and extended the preferential income tax period for another 3 years starting from 2011.  As a result, Yingli China is entitled to the preferential EIT rate of 15% from 2011 to 2013. Fine Silicon, which was acquired by us on January 7, 2009, was recognized by the Chinese government as a “High and New Technology Enterprise” under the new EIT law in November 2009.  As a result, Fine Silicon is entitled to the preferential EIT rate of 15% from 2009 to 2011. Yingli Hainan, located in Hainan special economic zone, was established in September 2009 and recognized by the Chinese government as a “High and New Technology Enterprise” under new EIT law in September 2011. Therefore, Yingli Hainan was entitled to the tax exemption for the first two years and half EIT rate for the subsequent three years upon generating any operational revenues. Yingli Hainan elected to defer the commencement of the abovementioned tax holidays until January 1, 2011. Therefore, Yingli Hainan is entitled to EIT exemption from 2011 to 2012 and a preferential EIT rate of 12.5% from 2013 to 2015.

Furthermore, continued qualification as a “high and new technology enterprise” is subject to a review every three years by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification.

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

To further clarify the implementation of SAFE Notice 75, SAFE issued Circular 19, according to which the PRC subsidiaries of the offshore special purpose company are required to coordinate with and supervise the beneficial owners of the offshore entity who are PRC citizens or residents to complete the SAFE registration process.  If the shareholders or beneficial owners fail to comply, the PRC subsidiaries are required to report the noncompliance to the local branches of SAFE.  Under the relevant rules, failure to comply with the registration procedures set forth in SAFE Notice 75 and Circular 19 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant Chinese residents to penalties under PRC foreign exchange administration regulations and result in potential liability for our PRC Subsidiaries, and in some instances, for their legal representatives and other liable individuals.

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

Regulations of Employee Share Options

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Person Foreign Exchange, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under the current account and the capital account. In January 2007, SAFE issued the implementation rules for the PBOC Regulation which, among others, specified the approval requirement for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plan or stock options plan of an overseas listed company.Consequently, in February 2012, SAFE promulgated the Share Option Rules, under which PRC citizens or residents habitually residing in the PRC continuously for over one year, who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or qualified PRC agents, to register with SAFE and complete certain other procedures related to the share holding plan, share option plan or other similar share incentive plans.  Concurrent with the registration with SAFE, the PRC subsidiary or the qualified PRC agent shall obtain the approval for an annual allowance with respect to the foreign exchange in connection with the share holding or share option exercises as well as the approval of opening a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the share purchase or share option exercise, returned principal or profits upon sale of shares, dividends issued on the stock and any other income or expenditures approved by SAFE. Currently, the participating PRC residents’ foreign exchange income received from the sale of share and dividends distributed by the overseas-listed company must be fully remitted into the domestic foreign currency account before distribution to such participants.  In addition, the PRC agents are required to amend or deregister the registrations with SAFE in case of any material change in, or termination of, the share incentive plans, within the time periods provided by the Share Option Rules.

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

(4)             The principal business of Cyber Power is the investment in polysilicon manufacturing, provision of financing services and execution of other commercial and financing activities.

(5)             The principal business of Yingli International is the sale and marketing of PV products and relevant accessories and investments in renewable energy projects.

(6)             The principal business of Tianwei Yingli is the design, manufacture and sale of PV modules and the design, assembly, sale and installation of PV systems.

(7)             The principal business of Cyber Lighting is the investment in polysilicon manufacturing, provision of financing services and execution of other commercial and financing activities.

(8)            The principal business of Yingli Europe is the sale and marketing of PV products and relevant accessories in Europe.

(9)             The principal business of Yingli Chile is the sale and marketing of PV products and relevant accessories in Chile.

(10)      The principal business of Yingli Americas is the sale and marketing of PV products and relevant accessories and investments in renewable energy projects.

(11)      The principal business of Yingli Beijing is the sale and manufacture of PV modules and PV systems.

(12)      The principal business of Yingli Greece is the sale and marketing of PV products and relevant products in Greece, Cyprus, the Balkans and the Middle East.

(13)      The principal business of Yingli Spain is the sale and marketing of PV products, relevant accessories and investments in renewable energy projects, as well as after sales services.

(14)      The principal business of Yingli China is the research, manufacture, sale and installation of renewable energy products.

(15)      The principal business of Fine Silicon is the manufacture of solar-grade and electronic-grade polysilicon.

(16)      The principal business of Yingli France is the sale and marketing of PV products and relevant accessories in France and French overseas territories.

(17)      The principal business of Yingli Singapore is the research and experimental development on electronics.

(18)      The principal business of Yingli Italia is the sale and marketing of PV products and relevant accessories in Italy.

(19)      The principal business of Yingli Brazil is the sale and marketing of PV products and relevant accessories in Brazil.

(20)      The principal business of Yingli International Trading is import and export trading, investments holding.

(21)      The principal business of Hainan Yingli is the research, manufacture, sale and installation of renewable energy products.

D.            Property, Plant and Equipment

Our principle executive offices are located at No. 3055 Fuxing Middle Road in the National New and High-technology Industrial Development Zone in Baoding, China. We conduct our research, development, manufacturing and management in sites located in Baoding, Hebei Province and Haikou, Hainan Province:

Facility Number	Products	Location	Plant Size (Square Meters)	Duration of Land Use Right	Floor Area (Square Meters)	Major Equipment
1.	Ingots, wafers, cells, modules	No. 3055 Fuxing Middle Road, Baoding, Hebei Province	25,842	March 2006 to June 2050 (a plot of 24,579 square meters); December 2006 to November 2050 (a plot of 1,263 square meters)	18,197

Furnace, wire saw, wires quarter, diffusion furnace, sintering furnace, PECVD antireflection coatings manufacturing equipment, automatic printer, laminating machine, solar cell module production line before and after component lamination, automatic glue-spreads’ working station, solar cell module testing device

2.		No. 3399 North Chaoyang Avenue, Baoding, Hebei Province	232,158	December 2009 to December 2056 (a plot of 104,745 square meters); December 2009 to December 2056 (a plot of 102,886 square meters); and August 2010 to April 2060 (a plot of 24,527 square meters)	316,024

3.		West Hengyuan Road, Baoding, Hebei Province	207,036	February 2010 to November 2059 (a plot of 163,579 square meters); December 2010 to December 2012 (a plot of 43,457 square meters)	168,849

4.		No. 722 Cuiyuan Street, Baoding, Hebei Province	11,698	September 2006 to August 2056 (a plot of 5,807 square meters) ; September 2006 to December 2049 (a plot of 5,891 square meters)	6,216

5.		No. 333 North Lekai Avenue, Baoding, Hebei Province	15,443	October 2008 to June 2049 (a plot of 6,746 square meters); October 2008 to December 2056 (a plot 8,697 square meters)	10,691

6		Tianjin Ninghe Modern Industry Area	272,164	August 2011 to July 2061(a plot of 233,296 square meters); August 2011 to June 2061 (a plot of 38,868 square meters)	102,653

7		North Part of Hengshui Economic Development Zone	82,603	February 2012 to December 2061	142,522

8		North Yongsheng Avenue, Lixian,	113,333	June 2011 to December 2060	29,136

Facility Number	Products	Location	Plant Size (Square Meters)	Duration of Land Use Right	Floor Area (Square Meters)	Major Equipment
		Baoding, Hebei Province

9.		Shiziling Industrial Park, National Hi-Tech Development Zone, Haikou, Hainan Province	181,339	March 2010 to September 2057	266,452

10	Polysilicon	No.2666 North Xiangyang Street, Baoding, Hebei Province	544,534	February 2009 to February 2059	51,944	SAH reactor, STF reactor, salane reactor, CVD reactor

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

A.            Operating Results Overview

We are one of the leading vertically integrated PV product manufacturers in the world. We design, manufacture and sell PV modules, and design, assemble, sell and install PV systems. We sell PV modules to PV system integrators and distributors located in various markets around the world, including Germany, the United States, Italy, China, Spain, the Netherlands, France, the United Kingdom, Japan, Israel and Slovenia. Currently, we also sell PV systems, primarily to customers in China.

Our manufacturing capacity and operations have grown significantly since we completed construction of our first manufacturing facilities for PV modules in 2002. We use most of the polysilicon, polysilicon ingots and wafers and PV cells we produce for the production of PV modules, which we sell to third-party customers. We sold 525.3 megawatts, 1,061.6 megawatts and 1,603.8 megawatts of PV modules in 2009, 2010 and 2011, respectively. In addition, in January 2009, we completed the acquisition of Cyber Power, which, through its principal operating subsidiary in China, Fine Silicon, has a designed annual production capacity of 3,000 tons of polysilicon and is currently ramping up its production. With our in-house polysilicon manufacturing capacity, our current products and services substantially cover the entire PV industry value chain, ranging from the manufacture of polysilicon, multicrystalline polysilicon ingots and wafers, PV cells and PV modules to the manufacture of PV systems and the installation of PV systems.

The most significant factors that affect our financial performance and results of operations are:

•                  industry demand;

•                  government subsidies and economic incentives;

•                  the availability and accessibility of financing to our customers;

•                  capacity

•                  competition and product pricing;

•                  price of polysilicon;

•                  vertically integrated manufacturing capabilities;

•                  manufacturing technologies; and

•                  foreign governments’ and international trade bodies’ trade protection measures.

Industry Demand

Our business and revenue growth depend on the market demand for PV products. Although solar power technology has been used for several decades, the PV market grew significantly only in the past several years. According to PHOTON Consulting, the global PV market, as measured by annual PV system installation at end-user locations, increased from 1.6 gigawatts in 2005 to 26.8 gigawatts in 2011. In addition, as of January, 2012, PHOTON Consulting forecasted global PV industry revenues and PV system installations to be US$154 billion (Total solar power installations revenue pool) and 54.5 gigawatts in 2016, respectively. However, demand for our PV products also depends on the general economic conditions in our target markets. Since the second half of 2008, economies around the world, including those in our target markets, have experienced a period of slow economic growth as compared to prior years. Partly as a result of these weakened worldwide macroeconomic conditions, the growth in demand for PV modules had declined significantly since the fourth quarter of 2008. Starting from the second quarter of 2009, the macroeconomic environment began to improve, which lead to an increase of demand for our products. The growth of demand for our products from some of our target markets slowed down in the first quarter of 2011, primarily caused by the adjustment of subsidies and economic incentives for PV installations as part of the government austerity measures. The negative effect from the adjustment of government subsidies and economic incentives is partially offset by the significantly reduced PV system cost since the third quarter of 2011. However, we cannot assure you that the cost reduction of PV systems will continue or will ultimately have a positive effect on the general operating environment of our industry.

Government Subsidies and Economic Incentives

We believe that the near-term growth of the market for PV products depends in part on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of electrical power generated from conventional fossil fuels such as coal and natural gas. As a result, governments in many countries, including Germany, Italy, France, South Korea, the United States, China, Greece, Israel, South Africa, the United Kingdom, India, Australia, Thailand, Singapore, Japan and Czech Republic have provided subsidies and economic incentives for the use of renewable energy such as solar power to reduce dependency on conventional fossil fuels as a source of energy. These subsidies and economic incentives have been in the form of capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and manufacturers of solar power products, including PV products.

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

On March 23, 2009, the PRC Ministry of Finance issued the Provisional Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, which outlined a subsidy program dedicated to rooftop PV systems with a minimum capacity of 50 kilowatt-peak. In July 2009, the PRC government announced the Golden Sun program, a program of incentives for the development of large-scale PV projects throughout the country. Under this program, on-grid PV projects of at least 300 kilowatts are eligible for subsidies of 50%. Projects in remote areas with no access to the electricity grid will be eligible for subsidies of 70%.  On August 1, 2011, the NDRC announced the feed-in tariff policy for on-grid PV systems. For PV projects that had been approved before July 1, 2011 and would be completed by December 31, 2011, the feed-in tariff would be RMB1.15/kWh, including value-added tax, or VAT. Except for PV projects that are constructed in Tibet, for PV projects that are approved after July 1, 2011 and PV projects that had been approved before July 1, 2011 but would not be completed by December 31, 2011, the feed-in tariff including VAT would be RMB1/kWh.

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

Capacity

In order to take advantage of expected long-term market demand for PV products, we have been expanding our manufacturing capacity. We started producing PV modules in 2002 with initial manufacturing capacity of three megawatts, polysilicon ingots and wafers in October 2003 with initial manufacturing capacity of six megawatts and PV cells in March 2004 with initial annual manufacturing capacity of three megawatts. In accordance with our business model of a vertically integrated PV product manufacturer, we expanded our manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules to 600 megawatts as of December 31, 2009, 1,000 megawatts as of December 31, 2010 and 1,700 megawatts as of December 31, 2011.

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

Currently, we are in the process of further expanding our production capacity by building another 750 megawatts of PV manufacturing capacity in Haikou, Tianjin, Hengshui and Baoding. Combined with our existing capacity, these expansion projects are expected to bring our total overall annual production capacity to 2,450 megawatts of PV products by the end of 2012.

In addition, our in-house polysilicon production subsidiary, Fine Silicon, has a designed annual production capacity of 3,000 tons of polysilicon and is currently ramping up its production.

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

The weakened demand for PV modules due to weakened macroeconomic conditions, combined with the increased supply of PV modules due to production capacity expansion by PV module manufacturers worldwide in recent years, has caused the price of PV modules to decline beginning in the fourth quarter of 2008. The credit market conditions have improved since the second quarter of 2009, which has contributed to an overall increase in the demand for our products in the second half of 2009. However, decreasing costs of raw materials continued to put pressure on the selling prices of the PV modules. The average selling prices in 2010 declined during the first, the second and the third quarter, and slightly bounced back in the fourth quarter of 2010 which was primarily attributable to the robust market demand, broader recognition of our premium brand and diversified customer base. The average selling price in 2011 declined moderately in the first and second quarter, declined sharply in the third quarter and continued to drop in the fourth quarter, which was primarily due to reduced government subsidies and increased supply of PV products. We expect that the prices of PV products, including PV modules, may continue to decline in 2012 due to declined demand caused by reduced government subsidies and increased supply of PV products on the market. Fluctuations in prevailing market prices may have a material effect on the prices of our PV modules and our profitability, particularly if prices of PV modules continue to decline or if prices of PV modules rise at a slower pace than the cost of polysilicon increases.

We sell our PV modules primarily through sales contracts with a term of less than one year and are obligated to deliver PV modules according to pre-agreed prices and delivery schedules.

Price of Polysilicon

Polysilicon is the most important raw material used in our manufacturing process. Until the third quarter of 2008, an industry-wide shortage of polysilicon coupled with rapidly growing demand from the solar power industry caused rapid increases of polysilicon prices. However, during the fourth quarter of 2008 and the first half of 2009, polysilicon prices declined continuely as a result of significant new manufacturing capacity coming on line and falling demand for solar power products and semiconductor devices resulting from the global financial crisis and credit market conditions. Since the third quarter of 2010, the polysilicon price has rebounded due to the recovery of demand for PV products in main markets. From the second quarter of 2011, the polysilicon price has decreased significantly as the result of increased polysilicon manufacturing capacity for polysilicon and the pressure from the decreasing average selling price of PV modules. Our average purchase price of polysilicon per kilogram decreased by 28.9% in 2010 compared to 2009 and decreased by 16.8% in 2011 compared to 2010.

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

Our process technology enables us to increase our utilization of polysilicon scraps, the price of which has historically been lower than high-purity polysilicon, in the production of ingots and wafers. However, as the price of high purity polysilicon has declined significantly since the fourth quarter of 2008, we have been utilizing an increased proportion of high purity polysilicon in our manufacturing process to further ensure the high quality standards of our PV modules.

Historically, we had relied on spot market purchase to meet a significant portion of our polysilicon needs. In order to secure adequate and timely supply of polysilicon, we have also in the past entered into various purchase agreements and memorandums of understanding with local and foreign suppliers, including some of the world’s major polysilicon suppliers. Supplies under these purchase agreements started in early 2009. In response to the significant decrease in polysilicon price since the fourth quarter of 2008, we have renegotiated with our suppliers to reduce the purchase price for a substantial amount of polysilicon supplied under certain of our prior polysilicon supply contracts. In the fourth quarter of 2011, due to the continuing decline in the spot market price of polysilicon, we recognized an impairment of long-lived assets of Fine Silicon of RMB2, 275.0 million (US$361.5 million) to reflect the less than expected profit-generating ability of Fine Silicon’s assets. We further recognized a provision of RMB851.7 million (US$135.3 million) on our inventory purchase commitment under long-term polysilicon supply contracts as a result of continuing decline in the polysilicon purchase price. Our management has been negotiating with our suppliers on further adjusting the prices under these long-term contracts. The provision would be reversed to the extent of the amount recovered if the actual purchase prices upon delivery are revised down. On the other hand, we cannot assure you that we will be able to secure sufficient quantities of polysilicon to support the expansion of our manufacturing capacity as currently planned. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Our polysilicon cost may be higher than the market level as a result of our long-term polysilicon purchase commitment with fixed prices, and our in-house polysilicon production may not be cost-effective, both of which may materially and adversely affect our results of operations.” and “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry —  Our failure to obtain polysilicon in sufficient quantities, of appropriate quality and in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which will reduce, and limit the growth of, our manufacturing output and revenue.”

From 2006 to 2010, we entered into seven long-term supply contracts with Wacker for supplies of polysilicon from 2009 through 2013, from 2009 through 2017, from 2010 through 2018, from 2009 through 2011, from 2010 through 2017, from 2011 through 2013 and from 2011 through 2018, respectively. In addition, we entered into one long-term supply agreement in February 2008 with OCI for supplies of polysilicon for the period from 2009 through 2013. From 2009 to the date of this annual report, we entered into another two long-term supply contracts with OCI, for supplies of polysilicon from 2011 through 2015 and from 2012 through 2018, respectively. We also entered into a polysilicon supply contract with Daqo for polysilicon to be delivered from the fourth quarter of 2008 through the end of 2010. In August, 2010, we entered into another polysilicon supply agreement with Daqo for supplies of polysilicon from 2011 through 2012. In March 2011, we entered into a long-term polysilicon supply agreement with Hemlock for supplies of polysilicon from 2013 through 2020. In November 2011, we entered into an amendment to this long-term supply agreement to purchase polysilicon starting from 2012 through 2020 instead of 2013 through 2020 and revised certain commercial terms such as total contract quantity, advance payment arrangement and unit prices.

In January 2009, we acquired Cyber Power, which was then a development stage enterprise designed to produce polysilicon. Fine Silicon, the principal operating subsidiary of Cyber Power, has a designed annual production capacity of 3,000 tons of polysilicon and is currently ramping up its production. However, we do not expect that our in-house polysilicon production capacity will meet our entire polysilicon needs in the near future.

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

For our newly adopted monocrystalline PV technologies, we have been in collaboration with the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells, to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells since June 2009. Our 300 megawatts of PANDA production capacity for each of monocrystalline ingots and wafers, cells and modules in Baoding, Hebei Province has started initial production in July 2010. We achieved an average cell conversion efficiency rate of 19.0% on the PANDA commercial production lines and a record cell conversion efficiency rate of 20.0% on the PANDA trial production line in 2011.

Foreign Governments’ and International Trade Bodies’ Trade Protection Measures

Our businesses in foreign markets are subject to trade protection measures and adverse trade policies or remedies promulgated by foreign governments and international trade bodies against exports from China.

In 2009 and 2011, there were discussions which indicated the European Union might seek to start anti-dumping and countervailing duty investigations on PV products imported from China. If such investigations are started against Chinese exporters or if the European Union imposes anti-dumping or other trade protection measures, including increase tariffs on PV products imported from China, our export to Europe may be materially and adversely affected.

On September 9, 2010, the United Steel Workers filed a petition with the United States Trade Representative, or USTR, alleging the PRC government has engaged in unfair trade policies and practices with respect to certain domestic industries, including the solar power industry. The petition alleges that China employs a wide range of World Trade Organization-inconsistent policies that protect and unfairly support its domestic producers of wind and PV energy products, advanced batteries and energy-efficient vehicles. According to the petition, these policies include export restraints, prohibited subsidies, discrimination against foreign companies and imported goods, technology transfer requirements, and domestic subsidies causing serious prejudice to U.S. interests. Subsequently, USTR initiated an investigation under Section 301 of the 1974 Trade Act, which is ongoing as of the date of this annual report. If as the result of such investigation the United States imposes anti-subsidies or other trade protection measures, our export to the United States may be materially and adversely affected. On January 7, 2011, the U.S. President Barack Obama signed into law the Military Authorization Law, which contains a “Buy American” provision that prohibits the United States Defense Department from purchasing Chinese-made solar panels. On October 19, 2011, SolarWorld and six other companies filed a petition with the U.S. government, claiming that Chinese companies dump (i.e., sell at unfairly low prices) crystalline silicon photovoltaic, or CSPV cells into the U.S., and have received improper subsidies from the Chinese government. On December 5, 2011, the U.S. International Trade Commission, or the ITC preliminarily determined that there is a “reasonable indication” that imports of Chinese CSPV cells are causing material injury to the U.S. industry. The U.S. Department of Commerce, or the DOC has issued its preliminary determination for the countervailing investigation on March 19, 2012, determining a preliminary subsidy rate of 3.61% applicable to Yingli solar cells produced in China that are imported, including as part of solar modules, into the U.S. The DOC is expected to issue its preliminary determination for the antidumping investigation in May 2012. After the DOC preliminary determinations, imports of the subject merchandise are subject to the antidumping and countervailing duties, and importers are required to post bonds or cash deposits at the time of entry of the goods. The DOC and the ITC will issue final determinations as early as May and July 2012, respectively, but more likely the dates will be extended until September and October 2012. Such investigations have brought significant uncertainties to the U.S. market, and if as the result of such investigations the United States imposes antidumping and countervailing tariffs or other trade protection measures, our export to the United States may be materially and adversely affected. Since early 2012, there have been discussions that an antidumping investigation may be launched in India. These discussions are that the case will cover both CSPV and thin-film cells, originated from not only Mainland China, but also from Taiwan, Malaysia and the United States.

If such investigations instituted in our target markets lead to any adverse trade protection measures or remedies against exports from China, the prices of our products will be forced to increase significantly and we may loss customers’ orders to our competitors, which may materially and adversely affect our business prospects and results of operations.

Net Revenues

We currently derive net revenues from three sources:

•                  sales of PV modules, which are currently our principal source of revenues and are primarily driven by market demand as well as our manufacturing capacity;

•                  sales of PV systems, which consist of sales of PV systems and related installation services; and

•                  other revenues, which consist primarily of sales of raw materials and low efficiency PV cells.

The following table sets forth each revenue source as a percentage of total consolidated net revenues for the periods indicated.

	2009		2010		2011
	RMB	% of Total Net Revenue	RMB	% of Total Net Revenue	RMB	US$	% of Total Net Revenue
	(In thousands, except percentages)
Net revenues:
Sales of PV modules	7,158,441	98.7%	12,276,854	98.2%	14,397,086	2,287,467	98.1%
Sales of PV systems	50,197	0.7	56,662	0.5	53.731	8,537	0.4
Other revenues	46,231	0.6	166,471	1.3	227,148	36,090	1.5
Total net revenues	7,254,869	100.0%	12,499,987	100.0%	14,677,965	2,332,094	100.0%

Our net revenues are net of business tax, value-added tax, city construction tax and education surcharge. Key factors affecting our net revenues include the average selling price per watt and wattage of our PV modules sold.

We have been dependent on a limited number of customers for a significant portion of our revenues. In 2009, 2010 and 2011, sales to our five largest customers accounted for approximately 38.3%, 30.8% and 27.7% respectively, of our net revenues. Our largest customers have changed from year to year due to the rapid growth of the sales of our PV modules, our diversification into new geographic markets and our ability to find new customers willing to place large orders with us.

We currently sell most of our PV modules to customers located in Europe, the PRC and the United State. The following table sets forth our total consolidated net revenues by geographic region for the periods indicated:

	For the Year Ended December 31,
	2009		2010		2011
Country/Region	Revenues	% of Total Revenues	Revenues	% of Total Revenues	Revenues		% of Total Revenues
	RMB		RMB		RMB	US$
	(In thousands, except percentages)
Europe:
Germany	4,575,675	63.1%	7,078,239	56.6%	6,595,109	1,047,857	44.9%
Spain	431,520	5.9	704,355	5.7	511,757	81,310	3.5
France	99,915	1.4	236,522	1.9	352,107	55,944	2.4
Italy	445,861	6.1	853,788	6.8	700,646	111,321	4.8
Belgium	163,091	2.3	—	—	70,236	11,159	0.5
Netherlands	348,710	4.8	471,889	3.8	222,413	35,338	1.5
Czech Republic	174,405	2.4	286,901	2.3	9,899	1,573	0.1
Cyprus	162,064	2.2	5,264	0.1	—	—	—
Greece	76,984	1.1	453,050	3.6	210,487	33,443	1.4
United Kingdom	9,331	0.1	174,875	1.4	227,122	36,086	1.5
Rest of Europe	5,087	0.1	41,582	0.3	169,516	26,933	1.2
Subtotal — Europe	6,492,643	89.5	10,306,465	82.5	9,069,292	1,440,964	61.8
China	328,505	4.5	745,917	6.0	3,261,886	518,263	22.2
Hong Kong	56,862	0.8	16,500	0.1	—	—	—
United States	147,383	2.1	1,216,962	9.7	2,137,219	339,570	14.6
Japan	1,819	0.0	22,854	0.2	51,236	8,141	0.3
South Korea	218,135	3.0	154,769	1.2	13,036	2,071	0.1
Rest of World	9,522	0.1	36,520	0.3	145,296	23,085	1.0
Total net revenues	7,254,869	100.0%	12,499,987	100.0%	14,677,965	2,332,094	100.0%

All of our net revenues from sales of PV systems are currently derived from China.

Cost of Revenues

Our cost of PV module sales consists primarily of:

•                  Polysilicon. The cost of polysilicon is the largest component of our total cost of revenues. We purchase polysilicon from various suppliers, including silicon manufacturers and distributors.

•                  Other Raw Materials. Other raw materials include crucibles, silicon carbides, cutting fluid, steel cutting wires, alkaline detergents, metallic pastes, laminate materials, silica gel, tempered glass, aluminum frames, solder, junction boxes, cables, connectors and other chemical agents and electronic components.

•                  Toll Manufacturing. We process silicon raw materials into ingots and produce wafers, PV cells and PV modules in-house. As our PV cell manufacturing capacity could be less than the production capacities for our wafers and PV modules, We have used toll manufacturing arrangements for PV cells. Besides, we also entered into toll manufacturing arrangement for specific PV modules to meet the requirements of our customers on a limited scale.

•                  Direct Labor. Direct labor costs include salaries and benefits for personnel directly involved in the manufacturing activities.

•                  Overhead. Overhead costs include utilities, maintenance of production equipment, land use rights and other ancillary expenses associated with the manufacturing activities.

•                  Depreciation of Property, Plant and Equipment. Depreciation of property, plant and equipment is provided on a straight-line basis over the estimated useful life, which is thirty years for buildings, four to ten years for machinery and equipment, three to five years for furniture and fixtures and eight to ten years for motor vehicles, taking into account their estimated residual value. Due to our capacity expansion, depreciation in absolute terms has increased significantly. We expect this trend to continue as we continue to expand our manufacturing capacity and build new facilities to attain an overall annual manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules of 2,450 megawatts by the end of 2012.

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

Gross Profit and Gross Margin

Our gross profit is affected by a number of factors, including the average selling prices for our PV products, the cost of polysilicon, product mix, economies of scale and benefits from vertical integration and our ability to cost-efficiently manage our raw material supply. Our gross profit was RMB2,449.7 million (US$389.2 million) in 2011. Our gross profit margin was 16.7% in 2011, compared to 33.2% in 2010 and 23.6% in 2009. The significant decrease in gross margins from 2010 to 2011 was primarily a result of the continuous decline in the average selling price of PV modules and the non-cash inventory provision we recognized in the third and fourth quarters of 2011.

We may continue to face margin compression pressure in the sales of PV modules due to the decrease in the average selling price of our PV modules and increasingly intense competition in the PV module market, although a decrease in our average purchase price of polysilicon per kilogram has alleviated some of the margin compression pressure. Furthermore, we believe that the economies of scale achieved in our expanded PV businesses and the cost reduction achieved through research and development efforts at each stage of our vertically integrated manufacturing process, among other factors, will have a positive effect on our gross profit margins over time.

Operating Expenses

Our operating expenses consist of:

•                  Selling expenses, which consist primarily of advertising costs, salaries and employee benefits of sales personnel, sales-related travel and entertainment expenses, sales related shipping costs, warranty costs, amortization of intangible assets (including backlog and customer relationships), share-based compensation expenses and other selling expenses including sales commissions paid to our sales agents. The selling expenses as a percentage of net revenues decreased in 2011 as a result of expanded scale of business. We expect that selling expenses will continue to decrease as a percentage of net revenues over time as we achieve greater economies of scale.

Before September 30, 2011, our PV modules are typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. From October 1, 2011, we implemented a new and improved warranty terms that guarantees 91.2% of nameplate power for 10 years, and 80.7% of nameplate power for a period of 25 years for multicrystalline PV modules and 98.0% of nameplate power for the first year, 92.0% of nameplate power for 10 years, and 82.0% of nameplate power for a period of 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with linear-based warranty which guarantees each year’s power output during the twenty-five-year warranty period. These warranties require us to fix or replace the defective products. We currently accrue the equivalent of 1% of gross revenues for potential warranty obligations. In 2011, we recorded warranty expense of RMB154.1 million (US$24.5 million).

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

•                  Provision of doubtful accounts receivable, which represents our estimated losses on accounts receivable resulting from customers’ inability or failure to make payments under our sales contracts. We consider age of doubtful accounts receivable, historical collection experience, customer specific facts and current economic conditions.

•                  Impairment of long-lived assets, which represents the difference between the carrying amount and the fair value of the long-lived assets that are considered to be impaired. Long-lived assets, such as property, plant, and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Historically, intangible assets arose from the purchase price allocation in connection with our acquisitions of equity interests in Tianwei Yingli in 2006, 2007 and 2008. Due to the significant decrease in the price of polysilicon since the fourth quarter of 2008, we recognized impairment of intangible assets in 2009 in connection with the long-term polysilicon supply agreements entered into by Tianwei Yingli. In the fourth quarter of 2011, we recognized an impairment of property, plant and equipment of Fine Silicon of RMB2,275.0 million (US$361.5 million) to reflect the less than expected profit-generating ability of Fine Silicon’s assets due to a continuing decline in the spot market price of polysilicon.

•                  Impairment of goodwill, which relates to the impairment charge of RMB 273.4 million (US$43.3 million) for the goodwill originated from the historical acquisitions of equity interests in Tianwei Yingli.  During the fourth quarter of 2011, we experienced both a decline in our operating results and a significant decrease in the market capitalization of our company, which represents one single reporting unit for the purpose of assessing goodwill impairment.  In performing the first step of the impairment test of goodwill as of December 31, 2011, we determined that the fair value of our Company, which was estimated by us taking into account the quoted market price of our company’s ADSs and an appropriate control premium amount, was less than the carrying value of its net assets.  Accordingly, we performed the second step of the impairment test and determined that the implied fair value of the goodwill to be zero. As a result, we recorded an impairment charge to fully write off the carrying value of the goodwill as of December 31, 2011.

•                  Provision on the inventory purchase commitment under long-term polysilicon supply contracts. In 2011, we recognized a provision of RMB851.7 million (US$135.3 million) on our inventory purchase commitment under the long-term polysilicon supply contracts as a result of continuing decline in the polysilicon purchase price.

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

On March 16, 2007, the National People’s Congress passed the EIT Law, which replaces the FIE Income Tax Law and adopts a uniform income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The EIT Law became effective on January 1, 2008. The EIT Law provides a five-year transition period from its effective date for enterprises established before the promulgation date of the EIT Law and which were entitled to preferential tax rates and treatments under the then effective tax laws or regulations. On December 26, 2007, the PRC government issued detailed implementation rules regarding the transitional preferential policies. Furthermore, under the EIT Law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to the preferential enterprise income tax rate of 15%. The Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises on April 14, 2008 and the Guidelines for Recognition of High and New Technology Enterprises on July 8, 2008. Under the EIT Law and the various implementation rules, Tianwei Yingli continues to enjoy its unexpired tax holiday which is applied to the new income tax rate of 25%, resulting in a tax rate of 0% for 2008, 12.5% for 2009 to 2011. In August 2011, Tianwei Yingli renewed the certificate of “High and New Technology Enterprise” and extended the preferential income tax period for another three years starting from 2011. As a result, Tianwei Yingli is entitled to a preferential EIT rate of 15% from 2012 to 2013. Yingli China was established in October 2007 and was recognized by the Chinese government in December 2008 as a “High and New Technology Enterprise”, the preferential enterprise income tax rate of 15% was applicable to Yingli China from 2008 to 2010. In August 2011, Yingli China renewed the certificate of “High and New Technology Enterprise” and extended the preferential income tax period for another three years starting from 2011. As a result, Yingli China is entitled to the preferential EIT rate of 15% from 2011 to 2013. In addition, Fine Silicon was recognized by the Chinese government in November 2009 as a “High and New Technology Enterprise”. As a result, Fine Silicon is entitled to the preferential enterprise income tax rate of 15% from 2009 to 2011. Yingli Hainan was established in September 2009 in Hainan special economic zone and recognized by the Chinese government as a “High and New Technology Enterprise” under new EIT law in September 2011. Therefore, Yingli Hainan was entitled to the tax exemption for the first two years and half EIT rate for the subsequent three years upon generating any operational revenues. Yingli Hainan elected to defer the commencement of the abovementioned tax holidays until January 1, 2011. Therefore, Yingli Hainan is entitled to EIT exemption from 2011 to 2012 and a preferential EIT rate of 12.5% from 2013 to 2015.

Furthermore, continued qualification as a “high and new technology enterprise” is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification.

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

Yingli Green Energy Europe GmbH and Yingli Green Energy Greece Sales GmbH, two of our major overseas subsidiaries, are located in Germany and subject to a corporation income tax rate of 15% plus a solidarity surcharge of 5.5% on corporation income taxes and a trade income tax rate of 12.775%, resulting in an aggregate income tax rate of 28.6%. The German tax law and its relevant regulations impose a withholding income tax at 26.375% for dividends distributed by a Germany-resident enterprise to its immediate holding company outside Germany.

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

Accrued Warranty Obligations

Before September 30, 2011, our PV modules are typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. To keep consistent with the industry practice, from October 1, 2011, we implemented a new and improved warranty terms that guarantees 91.2% of nameplate power for 10 years, and 80.7% of nameplate power for a period of 25 years for multicrystalline PV modules and 98.0% of nameplate power for the first year, 92.0% of nameplate power for 10 years, and 82.0% of nameplate power for a period of 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with linear-based warranty which guarantees each year’s power output during the twenty-five-year warranty period. As a result, we bear the risk of warranty claims long after we have sold our products and recognized revenues. We have sold PV modules only since January 2003, and none of our PV modules have been in use for the entire warranty periods. In connection with our PV system sales in the PRC, we provide a one- to five- year warranty against defects in our modules, storage batteries, controllers and inverters. We perform industry-standard testing to test the quality, durability and safety of our products. As a result of such tests, we believe the quality, durability and safety of our products are within industry norms. Our estimate of the amount of our warranty obligations is based on the results of these tests, consideration given to the warranty accrual practice of other companies in the same business and our expected failure rate and costs to service failed products. Our warranty obligation will be affected by our estimated product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting product failure. Consequently, we accrue the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of our warranty obligations. As of December 31, 2011, RMB29.1 million (US$4.6 million) in warranty costs were incurred or claimed, as a result of warranty claims for our PV modules that we had previously sold. As of December 31, 2009, 2010 and 2011, our accrued warranty costs amounted to RMB189.2 million, RMB303.6 million and RMB457.7 million (US$72.7 million), respectively. As of December 31, 2009, 2010 and 2011, RMB 174.4 million, RMB 281.2 million and RMB425.4 million (US$67.6 million), respectively, in warranty costs were classified as non-current liabilities, which reflects our estimate of the timing of when the warranty expenditures will likely be made.

We charge actual warranty expenditures against the accrued warranty liability. To the extent that actual warranty expenditures differ significantly from estimates, we will revise our warranty provisions accordingly.

Changes in the carrying amount of accrued warranty liability are as follows:

	For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(In thousands)
Beginning balance	123,649	189,233	303,641	48,244
Warranty expense for current year sales	72,747	125,155	154,091	24,483
Warranty costs incurred or claimed	(7,163)	(10,747)	—	—
Total accrued warranty cost	189,233	303,641	457,732	72,726
Less: accrued warranty cost, current portion	14,789	22,469	32,383	5,145
Accrued warranty cost, excluding current portion	174,444	281,172	425,349	67,581

Long-Lived Assets

As of December 31, 2009, 2010 and 2011, our intangible assets primarily consisted of technical know-how, customer relationships, long-term supplier agreements and trademarks that were acquired in connection with our acquisitions of noncontrolling interests. We made acquisitions of an additional 2.98%, 8.15%, 7.98% and 3.90% equity interest in Tianwei Yingli on November 20, 2006, December 18, 2006, June 25, 2007 and March, 14, 2008, respectively. We allocate the purchase price to the assets acquired and liabilities assumed based on their estimated fair value on the date of acquisition, which we refer to as the purchase price allocation. As part of the purchase price allocation, we are required to determine the fair value of any intangibles acquired.

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

We depreciate and amortize our property, plant, equipment and intangible assets, which are subject to amortization, using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of plant and equipment (including the salvage values) in order to determine the amount of depreciation expense to be recorded during each reporting period. We estimate the useful lives at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which would result in the recognition of increased depreciation and amortization expense in the future periods. There has been no change to the estimated useful lives or salvage values during 2009, 2010 and 2011.

We evaluate long-lived assets, including property, plant and equipment and intangible assets, which are subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. Goodwill and intangible assets that are not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. For intangible assets that are not subject to amortization, an impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. For goodwill, the impairment determination is made at the reporting unit level and consists of two steps. In the first step, we determine the fair value of a reporting unit and compare it to its carrying amount, including goodwill. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation. The residual fair value after this allocation is the implied fair value of the reporting unit’s goodwill. We have determined that we constitute a single reporting unit for the purpose of the impairment testing and considered the quoted market price of our ADSs representing ordinary shares as a reasonable measurement basis of the reporting unit’s fair value. We perform the annual impairment review of goodwill at December 31.

For the year ended December 31, 2009, due to continuing decreases in the price of polysilicon, long-term supplier agreements no longer provided us with cost savings. Therefore, impairment of RMB131.2 million was recognized for the intangible assets related to long-term supplier agreements in 2009.

For the year ended December 31, 2011, due to a continuing decline in the spot market price of polysilicon, the profit-generating ability of Fine Silicon’s assets was less than expected. Therefore, we recognized an impairment of property, plant and equipment of Fine Silicon of RMB2,275.0 million (US$361.5 million) to reflect the above change.

Furthermore, due to the significant reduction of our market capitalization, impairment of goodwill of RMB273.4 million (US$43.4 million) was recognized in 2011, which originated from the historical acquisitions of equity interests in Tianwei Yingli.

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

•                  the estimated fair value of our ordinary shares on the grant date;

•                  the maturity of the options;

•                  the expected volatility of our future ordinary share price;

•                  the risk-free interest rate, and;

•                  the expected dividend rate.

For the share options granted after our initial public offering, the fair value of our ordinary share on the grant date is determined by the closing trade price of our ordinary shares on the grant date. Prior to 2011, due to the lack of a sufficient trading history at the time the options were issued, we estimated the expected volatility of our ordinary share price by referring to 11 comparable companies in the PV manufacturing business whose shares are publicly traded over the most recent period to be equal to the expected option life of our employees’ share option. Starting in 2011, our calculation of expected volatility was based on the historical volatility of our stock price.

We had 4,559,239, 4,812,887 and 5,824,106 employee share options outstanding as of December 31, 2009, 2010 and 2011, respectively. The following table sets forth information regarding our outstanding employee share options as of December 31, 2009, 2010 and 2011:

	Number of Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2008	4,363,213	US$	10.32
Granted	503,000	US$	6.65
Exercised	(159,417)	US$	4.16		US$	(1,857)
Forfeited	(147,557)	US$	7.16
Outstanding as of December 31, 2009	4,559,239	US$	10.23
Granted	426,500	US$	11.63
Exercised	(139,200)	US$	4.28		US$	(780)
Forfeited	(33,652)	US$	3.18
Outstanding as of December 31, 2010	4,812,887	US$	10.58
Granted or Reissued	4,030,306	US$	5.19
Exercised	(25,250)	US$	3.66		US$	(4)
Forfeited or Cancelled	(2,993,837)	US$	14.95
Outstanding as of December 31, 2011	5,824,106	US$	4.63	7.21 years	US$	1,427
Vested and expected to vest as of December 31, 2011	5,824,106	US$	4.63	7.21years	US$	1,427
Exercisable as of December 31, 2011	2,566,125	US$	4.56	6.68 years	US$	1,234

On January 19, 2007, we granted 2,576,060 unvested restricted shares under our 2006 stock incentive plan for the benefit of 68 participants, consisting of 1,576,300 unvested restricted shares granted to eight directors and officers of Yingli Green Energy and Tianwei Yingli and 999,760 unvested restricted shares granted to 60 other employees of us. Share-based compensation expense with respect to the unvested restricted shares was measured based on the estimated fair value of our ordinary shares at the date of grant and is recognized on a straight-line basis over the five-year vesting period. In April, 2007, we granted 30,000 and 15,000 unvested restricted shares to one executive officer and one third-party consultant, respectively. In February 2009, we granted 24,000 unvested restricted shares to four executive officers equally. Share-based compensation expense with respect to the unvested restricted shares granted to the employee was measured based on the estimated stock issuance price of our initial public offering of US$11 at the date of grant and is recognized on a straight-line basis over the five-year period. In August 2011, we granted 20,000 unvested restricted shares to one executive officer and 12 employees. We granted unvested shares to the consultant in exchange for certain services to be provided. We account for equity instrument issued to non-employee vendors in accordance with the provisions of FASB ASC Topic 505-50, “Equity Payments to Non-employees” under the fair value method. The measurement date of the fair value of the equity instrument issued is the date on which the consultant’s performance was completed. Prior to the measurement date, the equity instruments are measured at their then-current fair values at each of the reporting dates. Share-based expense recognized over the service period is adjusted to reflect changes in the fair value of the ordinary shares between the reporting periods up to the measurement date.

We recorded non-cash share-based compensation expense of RMB76.0 million (or US$11.2 million as translated at the applicable average exchange rate prevailing during the period) for the year ended December 31, 2009, RMB74.8 million (or US$11.3 million as translated at the applicable average exchange rate prevailing during the period) for the year ended December 31, 2010 and RMB73.9 million (or US$11.5 million as translated at the applicable average exchange rate prevailing during the period) for the year ended December 31, 2011.

Changes in our estimates and assumptions regarding the expected volatility and valuation of our ordinary shares could significantly impact the estimated fair values of our share options and, as a result, our net income and the net income available to our ordinary shareholders.

Based on the closing price of our ordinary shares of US$3.80 per share as of December 31, 2011, the aggregate intrinsic value of the options outstanding as of December 31, 2011 was approximately US$1.4 million.

Valuation of Inventories

Our inventories are stated at the lower of cost or net realizable value. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record a write-down against the cost of inventories for a decline in net realizable value. Expected demand and anticipated sales price are the key factors affecting our inventory valuation analysis. For purposes of our inventory valuation analysis, we develop expected demand and anticipated sales prices primarily based on sales orders and, to a far lesser extent, industry trends and individual customer analysis. We also consider sales and sales orders after each reporting period-end but before the issuance of our financial statements to assess the accuracy of our inventory valuation estimates. Historically, actual demand and sales price have generally been consistent with or greater than expected demand and anticipated sales price used for purposes of the our inventory valuation analysis. The evaluation also takes into consideration new product development schedules, the effect that new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of polysilicon, our primary raw material, is subject to fluctuations based on global supply and demand. Our management continually monitors the changes in the purchase price paid for polysilicon, including prepayments to suppliers, and the impact of such change on our ability to recover the cost of inventory and our prepayments to suppliers. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories. For the years ended December 31, 2009, 2010 and 2011, inventory write-downs, which are included in cost of revenues, were RMB9.6 million, RMB16.5 million and RMB469.9million (US$74.7 million), respectively.

Firm Purchase Commitment

Until the third quarter of 2008, an industry-wide shortage of high purity polysilicon coupled with growing demand for PV modules caused the increases of polysilicon prices. In order to ensure the adequate supply of polysilicon, we entered into several long-term fixed price supply contracts from 2006 to 2011 under which the polysilicon would be delivered from 2009 to 2020.  However, from the second quarter of 2011, the polysilicon price has decreased significantly as the result of increased polysilicon manufacturing capacity and the pressure from the decreasing average selling price of PV modules. As a result, we recognized a provision of RMB 851,694 (US$135, 321) on our firm purchase commitments under the long-term fixed price polysilicon contracts.  The provision was determined by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory.  Given the uncertainty of future polysilicon prices, this loss may or may not be recovered and further losses on the outstanding purchase commitments may be recorded in future periods.

Allowance for Doubtful Accounts.

We establish an allowance for doubtful accounts for the estimated loss on receivables when collection may no longer be reasonably assured. We assess collectability of receivables based on a number of factors including the customer’s financial condition and creditworthiness. We make credit sales to major strategic customers in Europe. To reduce credit risks relating to other customers, we require some of our customers to pay a major portion of the purchase price by letters of credit. For the years ended December 31, 2009, 2010 and 2011, our provision for doubtful accounts amounted to RMB322.7 million, RMB0.8 million and RMB45.6 million (US$7.2 million), respectively. The significant decrease in allowance for doubtful accounts from 2009 to 2010 was primarily due to the provision of RMB315.5 million as the result of expected loss of accounts receivable from two customers in 2009 We recorded a reversal of allowance for doubtful accounts of RMB13.9 million and RMB6.6 million (US$1.0 million) in 2010 and 2011, respectively, primarily due to the collection of previously reserved amount from customers.

The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2009, 2010 and 2011:

	Year Ended December 31,
	2008	2009	2011
	RMB	RMB	RMB	US$
	(In thousands)
Beginning balance	(986)	(323,025)	(309,482)	(49,172)
Additions	(322,668)	(788)	(45,612)	(7,246)
Reversal of allowance for doubtful accounts	—	13,886	6,624	1,052
Write-off of accounts receivable charged against the allowance	629	445	5,164	821
Ending balance	(323,025)	(309,482)	(343,306)	(54,546)

Results of Operations

The following table sets forth a summary of our results of operations for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Net revenues:
Sales of PV modules	7,158,441	98.7%	12,276,854	98.2%	14,397,086	2,287,467	98.1%
Sales of PV systems	50,197	0.7	56,662	0.5	53,731	8,537	0.4
Other revenues	46,231	0.6	166,471	1.3	227,148	36,090	1.5
Total net revenues	7,254,869	100.0%	12,499,987	100.0%	14,677,965	2,332,094	100.0%
Cost of revenues:
Cost of PV modules sales	(5,458,284)	(75.2)	(8,131,218)	(65.0)	(11,905,502)	(1,891,594)	(81.1)
Cost of PV systems sales	(39,851)	(0.6)	(49,190)	(0.4)	(43,280)	(6,876)	(0.3)
Cost of other revenues	(42,361)	(0.6)	(166,794)	(1.3)	(279,504)	(44,409)	(1.9)
Total cost of revenues	(5,540,496)	(76.4)	(8,347,202)	(66.8)	(12,228,286)	(1,942,879)	(83.3)
Gross profit	1,714,373	23.6	4,152,785	33.2	2,449,679	389,215	16.7
Operating expenses:
Selling expenses	(347,545)	(4.8)	(780,244)	(6.2)	(818,022)	(129,971)	(5.6)
General and administrative expenses	(410,101)	(5.7)	(467,516)	(3.7)	(602,728)	(95,763)	(4.1)
Research and development expenses	(184,332)	(2.5)	(137,525)	(1.1)	(284,909)	(45,267)	(1.9)
Provisions for (recovery of) doubtful accounts receivable	(322,668)	(4.5)	(13,098)	(0.1)	(38,988)	(6,195)	(0.3)
Impairment of goodwill	—	—	—	—	(273,382)	(43,436)	(1.9)
Impairment of long-lived assets	(131,177)	(1.8)	—	—	(2,275,024)	(361,465)	(15.5)
Provision for inventory purchase commitments	—	—	—	—	(851,694)	(135,321)	(5.8)
Total operating expenses	1,395,823	19.3	1,372,187	11.0	(5,144,747)	(817,418)	(35.1)
Income from operations	318,550	4.4	2,780,598	22.2	(2,695,068)	(428,203)	(18.4)
Equity in losses of affiliates, net	(2,769)	0.0	(628)	0.0	(9,557)	(1,518)	(0.1)
Interest expense, net	(370,015)	(5.1)	(422,019)	(3.4)	(597,885)	(94,994)	(4.1)
Foreign currency exchange gains (losses), net	38,389	0.5	(338,216)	(2.7)	(190,475)	(30,264)	(1.3)
Loss on debt extinguishment	(244,744)	(3.4)	—	—	—	—	—

	For the Year Ended December 31,
	2009		2010		2011
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Loss from revaluation of embedded derivative	(231,345)	(3.2)	—	—	—	—	—
Gain on bargain purchase from an acquisition	—	—	—	—	52,202	8,294	0.4
Other income	7,373	0.1	11,764	0.1	41,593	6,608	0.3
Income tax (expense) benefit(1)	31,831	(0.4)	(333,466)	(2.7)	133,413	21,197	0.9
Net income (loss)(1)	(452,730)	(6.2)	1,698,033	13.6	(3,265,777)	(518,880)	(22.2)
Less: Earnings attributable to the noncontrolling interests	(78,865)	(1.1)	(311,257)	(2.5)	56,866	9,035	0.4
Net income (loss) attributable to Yingli Green Energy	(531,595)	(7.3)	1,386,776	11.1	(3,208,911)	(509,845)	(21.9)

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues.  Our total net revenues were RMB14,678.0 million (US$2,332.1 million) in 2011, which increased by 17.4% from RMB12,500.0 million in 2010.  PV module shipment volume in 2011 was 1,603.8 megawatts, an increase of 51.1% from 1,061.6 megawatts in 2010. The increase in total shipments was primarily due to higher recognition of our brand, proven performance of our products and our differentiated market channels and end market diversification, and was supported by the completion of an additional 600 megawatts of production capacity for each of polysilicon ingots and wafers, PV cells and PV modules in the third quarter of 2011. The increase in net revenues was consistent with the increase in shipment volume year over year and was partially offset by the decline in the average selling price for PV modules compared to 2010. The average selling price of PV modules for 2011 was US$1.43 per watt, compared to the average selling price of US$1.75 per watt in 2010.

Net revenues from sales of PV modules were RMB14,397.1 million (US$2,287.5 million), or 98.1% of total net revenues in 2011, as compared to RMB12,276.9 million, or 98.2% of total net revenues in 2010. Our PV module sales in Germany were RMB6,595.1 million (US$1,047.9 million), or 44.9% of our total net revenues, in 2011, which decreased from PV module sales in Germany of RMB7,078.2 million, or 56.6% of total net revenues, in 2010. Our PV module sales in Italy in 2011 were RMB700.6 million (US$111.3 million), or 4.8% of our total net revenues, which decreased from PV module sales in Italy of RMB853.8 million, or 6.8% of total net revenues, in 2010. Our PV module sales in Spain in 2011 were RMB511.8 million (US$81.3 million), or 3.5% of our total net revenues, which decreased from PV module sales in Spain of RMB704.4 million, or 5.7% of total net revenues, in 2010. In addition, our PV module sales in the United States in 2011 were RMB2,137.2 million (US$339.6 million), or 14.6% of our total net revenues, which increased from PV module sales in the United States of RMB1,217.0 million, or 9.7% of our total net revenues in 2010. Meanwhile, our PV module sales in the PRC in 2011 were RMB2,985.3 million (US$474.3 million), or 20.3% of our total net revenues, which increased from PV module sales in the PRC of RMB552.1 million, or 4.2% of our total net revenues in 2010. The increase in our PV module sales in the United States and the PRC was primarily due to increased demand in the both countries and our increasing brand recognition.

Net revenues from sales of PV systems were RMB53.7 million (US$8.5 million), or 0.4% of total net revenues in 2011, compared to RMB56.7 million, or 0.5% of total net revenues, in 2010. All of our net revenues from sales of PV systems in 2011 were derived from China. Other revenues amounted to RMB227.1 million (US$36.1 million) in 2011, primarily from sales of raw materials and low efficiency PV cells, compared to RMB166.5 million in 2010. Other revenue as a percentage of total net revenues was 1.5% in 2011 and 1.3% in 2010.

Cost of Revenues. Cost of PV modules sales as a percentage of net revenues from PV modules was 82.7% in 2011, compared to 66.2% in 2010. The increase in cost of PV modules as a percentage of net revenues from PV modules in 2011 from 2010 was primarily a result of the decrease in the average selling price for PV modules, and an increase in inventory provision of RMB 453.4 million (US$72.0 million) which was partially offset by the decrease in polysilicon cost and our continuous efforts in reducing polysilicon consumption per watt and non-polysilicon processing costs.

Cost of PV systems sales as a percentage of net revenues from PV systems was 80.5% in 2011, as compared to 86.8% in 2010. The decrease in cost of PV systems as a percentage of net revenues from PV systems in 2011 from 2010 was primarily due to the decrease in the polysilicon cost and our continuous efforts in reducing processing costs.

Gross Profit. As a result of the factors described above, our gross profit was RMB2,449.7 million (US$389.2 million) in 2011, which significantly decreased from RMB4,152.8 million in 2010. Our gross profit margin was 16.7% in 2011, compared to 33.2% in 2010. The significant decrease in gross margin for 2011 was primarily a result of the decrease in the average selling price for PV modules and the inventory provision.

Operating Expenses. Our operating expenses were RMB5,144.7 million (US$817.4 million) in 2011, which significantly increased from RMB1,372.2 million in 2010. Operating expenses as a percentage of net revenue significantly increased to 35.1% in 2011 from 11.0% in 2010. The increase in operating expenses was primarily due to the following reasons:

•                  Selling Expenses. Our selling expenses were RMB818.0 million (US$130.0 million) in 2011, which increased from RMB780.2 million in 2010. This increase was primarily due to increase in shipping cost for our PV modules to RMB290.7 million, an increase in marketing expense to RMB149.6 million relating to our expanded scale of operations and the expenses in relation to our sponsorships for 2014 FIFA World CupTM, U.S. Soccer and the FCB football club. Selling expenses as a percentage of net revenues decreased to 5.6% in 2011 from 6.3% in 2010.

•                  General and Administrative Expenses. Our general and administrative expenses were RMB602.7 million (US$95.8 million) in 2011, which increased from RMB467.5 million in 2010. The increase in general and administrative expenses in 2011 was primarily due to the increased salary expenses related to the expansion of our operations. General and administrative expenses as a percentage of net revenues increased to 4.1% in 2011 from 3.7% in 2010.

•                  Research and Development Expenses. Our research and development expenses were RMB284.9 million (US$45.3 million) in 2011, compared to RMB137.5 million in 2010. Our research and development expenses in 2011 primarily related to the increased investment in Project PANDA. Research and development expenses as a percentage of net revenues were 1.9% in 2011 and 1.1% in 2010.

•                  Provision for Doubtful Accounts Receivable. In 2011, we recognized the provision for doubtful accounts receivable of RMB45.6 million (US$7.2 million), which was partially offset by the reversal of RMB6.6 million (US$1.1 million). We recorded a reversal of allowance for doubtful accounts in an amount of RMB13.9 million in 2010, primarily due to the collection from a customer, which was partially offset by provision for doubtful accounts of RMB0.8 million.

•                  Impairment of Goodwill. In 2011, we recognized an impairment of goodwill of RMB273.4 million (US$43.4 million) originated from the historical acquisitions of equity interests in 2006, 2007 and 2008 in Tianwei Yingli.

•                  Impairment of Long-Lived Assets. In the fourth quarter of 2011, we recognized an impairment of long-lived assets of Fine Silicon of RMB2, 275.0 million (US$361.5 million) to reflect its less than expected profit-generating ability due to the continuing decline in the spot market price of polysilicon.

•                  Provision on the Inventory Purchase Commitment under Long-Term Polysilicon Supply Contracts. In 2011, we recognized a provision of RMB851.7 million (US$135.3 million) on our inventory purchase commitment under long-term polysilicon supply contracts as a result of continuing decline in the polysilicon purchase price.

Loss from Operations. Loss from operations was RMB2,695.1 million (US$428.2 million) in 2011, compared to income from operations of RMB2,780.6 million in 2010. As a result of the cumulative effect of the above factors, operating loss margin was 18.4% in 2011, compared to operating profit margin was 22.2% in 2010.

Interest Expense, Net. Net interest expense was RMB597.9 million (US$95.0 million) in 2011, which increased from RMB422.0 million in 2010. The interest expense in 2011 included non-cash interest expenses of RMB23.5 million (US$3.7 million), primarily related to certain financial instruments issued in 2009, compared to non-cash interest expenses of RMB131.5 million in 2010. After excluding the non-cash interest expenses, interest expense was RMB603.3 million (US$95.8 million), compared to RMB306.5 million in 2010. The increase in interest expense was consistent with the increase in short-term borrowings from RMB5,857.9 million as of December 31, 2010 to RMB8,225.1 million as of December 31, 2011 and the increase in long-term debt from RMB2,496.5 million as of December 31, 2010 to RMB3,451.9 million as of December 31, 2011. The weighted average interest rate for these borrowings in 2011 was 6.3%, which decreased slightly from 6.4% in 2010.

Foreign Currency Exchange Losses. Foreign currency exchange loss was RMB190.5 million (US$ 30.2 million) in 2011, compared to a foreign currency exchange loss was RMB338.2 million in 2010. The foreign currency exchange loss in 2011 was primarily due to the depreciation of the Euro and U.S. dollars against the Renminbi in 2011.

Income Tax Benefit (Expense). We recognized an income tax benefit of RMB133.4 million (US$21.2 million) in 2011, compared to an income tax expense of RMB333.5 million in 2010. The income tax benefit in 2011 was primarily attributable to the net operating loss in 2011. The income tax expense in 2010 was primarily attributable to the net operating income generated by Tianwei Yingli and Yingli China.

Earnings Attributable to the Noncontrolling Interests. In 2011, loss attributable to the noncontrolling interests was RMB56.9 million (US$9.0 million), compared to earnings attributable to the noncontrolling interests of RMB311.3 million in 2010.

Net Income (Loss) Attributable to Yingli Green Energy. As a result of the cumulative effect of the above factors, our net loss was RMB3,208.9 million (US$509.8 million) in 2011 as compared to net income of RMB1,386.8 million in 2010.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Net Revenues.  Our total net revenues were RMB12,500.0 million in 2010, which increased by 72.3% from RMB7,254.9 million in 2009.  PV module shipment volume in 2010 was 1,061.6 megawatts, an increase of 102.1% from 525.3 megawatts in 2009. The increase in total shipments was primarily due to the robust market demand, broader recognition of our premium brand and diversified customer base, and was supported by the completion of an additional 400 megawatts of total production capacity for each of polysilicon ingots and wafers, PV cells and PV modules in the third quarter of 2010. The increase in net revenues was consistent with the increase in shipment volume year over year and was partially offset by the decrease in the average selling price for PV modules compared to 2009. The average selling price of PV modules for 2010 was US$1.75 per watt, compared to the average selling price of US$2.00 per watt in 2009.

Net revenues from sales of PV modules were RMB12,276.9 million, or 98.2% of total net revenues in 2010, as compared to RMB7,158.4 million, or 98.7% of total net revenues in 2009. Our PV module sales in Europe amounted to RMB10,306.5 million in 2010, which increased from PV module sales in Europe of RMB6,492.6 million in 2009. As a percentage of total net revenues, our PV module sales in Europe decreased to 82.5% in 2010 from 89.5% in 2009. Within Europe, there were significant changes from 2009. Our PV module sales in Germany were RMB7,078.2 million, or 56.6% of our total net revenues, in 2010 which increased from PV module sales in Germany of RMB4,575.7 million, or 63.1% of total net revenues, in 2009, primarily due to increased demand in Germany and our increasing brand recognition. Our PV module sales in Italy in 2010 were RMB853.8 million, or 6.8% of our total net revenues, which increased from PV module sales in Italy of RMB445.9 million, or 6.1% of total net revenues, in 2009. The increase in our PV module sales in Italy was primarily due to increased demand in Italy and our increasing brand recognition. Our PV module sales in Spain in 2010 were RMB704.4 million, or 5.7% of our total net revenues, which increased from PV module sales in Spain of RMB431.5 million, or 5.9% of total net revenues, in 2009. Our PV module sales in the Netherlands in 2010 were RMB471.9 million, or 3.8% of our total net revenues, which increased from PV module sales in the Netherlands of RMB348.7 million, or 4.8% of total net revenues, in 2009. Our PV module sales in France in 2010 were RMB236.5 million, or 1.9% of our total net revenues, which significantly increased from PV module sales in France of RMB99.9 million, or 1.4% of our total net revenues in 2009. Our PV module sales in Greece in 2010 were RMB453.1 million, or 3.6% of our total net revenues, which significantly increased from PV module sales in Greece of RMB77.0 million, or 1.1% of our total net revenues in 2009. And our PV module sales in the United States in 2010 were RMB1,217.0 million, or 9.7% of our total net revenues, which significantly increased from PV module sales in the United States of RMB147.4 million, or 2.1% of our total net revenues in 2009. The increase in our PV module sales in the United States was primarily due to increased demand in the United States and our increasing brand recognition. Net revenues from sales of PV systems were RMB56.7 million, or 0.5% of total net revenues in 2010, as compared to RMB50.2 million, or 0.7% of total net revenues, in 2009. All of our net revenues from sales of PV systems in 2010 were derived from China. Other revenues amounted to RMB166.5 million in 2010, primarily from sales of raw materials and low efficiency PV cells, as compared to RMB46.2 million in 2009. Other revenue as a percentage of total net revenues was 1.3% in 2010 and 0.6% in 2009.

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

Gross Profit. As a result of the factors described above, our gross profit was RMB4,152.8 million in 2010, which significantly increased from RMB1,714.4 million in 2009. Our gross profit margin was 33.2% in 2010, compared to 23.6% in 2009. The significant increase in gross margin for 2010 was primarily a result of the continuous decline in the blended cost of polysilicon, our continuous efforts in reducing polysilicon consumption per watt and non-polysilicon processing cost, despite the decrease in the average selling price for PV modules.

Operating Expenses. Our operating expenses were RMB1,372.2 million in 2010, which slightly decreased from RMB1,395.8 million in 2009. Operating expenses as a percentage of net revenue significantly decreased to 11.0% in 2010 from 19.3% in 2009. The decrease in operating expenses was primarily due to the following reasons:

•                  Selling Expenses. Our selling expenses were RMB780.2 million in 2010, which significantly increased from RMB347.5 million in 2009. This increase was primarily due to significant increase in shipping cost for our PV modules to RMB244.2 million, an increase in marketing expense to RMB206.5 million relating to our expanded scale of operations and the 2010 FIFA World CupTM sponsorship. Selling expenses as a percentage of net revenues increased to 6.3% in 2010 from 4.8% in 2009.

•                  General and Administrative Expenses. Our general and administrative expenses were RMB467.5 million in 2010, which slightly increased from RMB410.1 million in 2009. The increase in general and administrative expenses in 2010 was primarily due to an increase in the number of administrative staff and the hiring of senior executive officers related to the expansion of our operations, which amounted to RMB149.3 million. General and administrative expenses as a percentage of net revenues decreased to 3.7% in 2010 from 5.7% in 2009.

•                  Research and Development Expenses. Our research and development expenses were RMB137.5 million in 2010, compared to RMB184.3 million in 2009. Our research and development expenses in 2010 primarily related to the launch of a series of new initiatives, including Project PANDA. Research and development expenses as a percentage of net revenues were 1.1% in 2010 and 2.5% in 2009.

•                  Provision for Doubtful Accounts Receivable. We recorded a reversal of allowance for doubtful accounts in an amount of RMB13.9 million in 2010, primarily due to the collection from a customer, which was partially offset by provision for doubtful accounts of RMB0.8 million. In 2009, we made provision of doubtful accounts receivable in an amount of RMB322.7 million, primarily attributable to the provision of RMB315.5 million as the result of expected loss of accounts receivable from two customers.

•                  Impairment of intangible assets. The impairment of intangible assets related to long-term supply agreements entered into by Tianwei Yingli and arose from the purchase price allocation in connection with a series of acquisitions of equity interests in Tianwei Yingli in 2006, 2007 and 2008. As a result of the significant decrease in the price of polysilicon since the fourth quarter of 2008, we recognized an impairment loss of RMB131.2 million to reflect the difference between the carrying amount and the fair value of the intangible assets in 2009. No impairment of intangible assets was recorded in 2008 or 2010.

Income from Operations. Income from operations was RMB2,780.6 million in 2010, compared to RMB318.6 million in 2009. As a result of the cumulative effect of the above factors, operating profit margin was 22.2% in 2010 and 4.4% in 2009.

Interest Expense, Net. Net interest expense was RMB422.0 million in 2010, which increased from RMB370.0 million in 2009. The interest expense in 2010 included non-cash interest expenses of RMB131.5 million, compared to RMB98.1 million in 2009. Such non-cash interest expenses were related to the derivative liabilities bifurcated from our senior convertible notes issued in January 2009, the beneficial conversion feature of the senior convertible notes issued in July 2009, the freestanding warrants issued in connection with a loan facility provided by ADM Capital in April 2009, and the equity component bifurcated from our convertible notes issued in December 2007. After excluding the non-cash interest expenses, interest expense was RMB290.5 million, compared to RMB271.9 million in 2009. The increase in interest expense was consistent with the increase in short-term borrowings from RMB3,501.0 million as of December 31, 2009 to RMB5,857.9 million as of December 31, 2010 and the increase in long-term debt from RMB752.8 million as of December 31, 2009 to RMB2,496.5 million as of December 31, 2010. The weighted average interest rate for these borrowings in 2010 was 6.37%, which decreased from 7.07% in 2009.

Loss on Debt Extinguishment. Loss on debt extinguishment of RMB244.7 million was recognized in the second quarter of 2009, which was a result of the early full repayment of the US$50 million three-year loan facility provided by ADM Capital in June 2009. The loss represents the difference between the amount repaid and the carrying value of the loan on the date of the debt repayment which had no impact on our cash flow.

Loss on Derivative Liabilities. Loss on derivative liabilities of RMB231.3 million was primarily due to changes in the fair value of the derivative liabilities relating to the embedded conversion feature of the US$20 million senior convertible notes issued in January 2009 and warrants issued to ADM Capital in connection with our US$50 million loan facility.

Foreign Currency Exchange Gains (Losses). Foreign currency exchange loss was RMB338.2 million in 2010, compared to a foreign currency exchange gain was RMB38.4 million in 2009. The foreign currency exchange loss in 2010 was primarily due to the depreciation of the Euro against the Renminbi in the first half of 2010 and the depreciation of the U.S. dollars against the Renminbi in the second half of 2010.

Income Tax Benefit (Expense). We recognized an income tax expense of RMB333.5 million in 2010, compared to an income tax benefit of RMB31.8 million in 2009. The income tax expense in 2010 was primarily attributable to the net operating income generated by Tianwei Yingli and Yingli China. The income tax benefit in 2009 was primarily attributable to the deferred tax assets as a result of the provision for doubtful accounts receivable and a reversal of defer tax liability as a result of intangible assets impairment.

Earnings Attributable to the Noncontrolling Interests. In 2010, earnings attributable to the noncontrolling interests was RMB311.3 million, compared to RMB78.9 million in 2009. The increase in earnings attributable the noncontrolling interests from 2010 to 2009 was primarily due to the increase in income generated by Tianwei Yingli.

Net Income (Loss) Attributable to Yingli Green Energy. As a result of the cumulative effect of the above factors, our net income was RMB1,386.8 million in 2010 as compared to net loss of RMB531.6 million in 2009.

B.            Liquidity and Capital Resources

We require a significant amount of cash to fund our operations. We will also require cash to meet future capital requirements, which are difficult to predict in the rapidly changing PV industry. In particular, we will need capital to fund the expansion of our facilities, and research and development activities in order to remain competitive.

Cash Flows and Working Capital

Our ability to continue as a going concern for a reasonable period of time largely depends on the ability of our management to successfully execute our business plan (including increasing sales while decreasing operating costs and expenses) and, if required, the ability to obtain additional funds from third parties, including banks, and from our related parties or from the issuance of additional equity or debt securities. Our management believes that increased sales as we expand our market presence in Europe and other target markets, as well as the proceeds from our other completed or potential equity or debt issuances, long-term bank borrowings and other financings entered into from time to time, will enable us to fund our operational cash flow needs and meet our commitments and current liabilities, as and when they come due, as well as our selective debt prepayment needs, for a reasonable period of time. In our opinion, our working capital is sufficient for our present requirements.

The primary sources of our financing have been borrowings from banks and other third parties, and private placements of our debt, equity and equity-linked securities as well as our initial public offering, the follow-on offering, convertible senior notes offering, and medium-term notes. As of December 31, 2011, we had RMB4,181.0 million (US$664.3 million) in cash, RMB1,432.3 million (US$227.6 million) in restricted cash, RMB8,225.1 million (US$1,306.8 million) in outstanding short-term borrowings (including the current portion of long-term debt) and RMB5,858.3 million (US$930.8 million) in outstanding long-term debt (excluding the current portion).

As of December 31, 2011, our cash consisted of cash on hand, cash in bank accounts and interest-bearing savings accounts, and our restricted cash consisted of bank deposits for securing letters of credit, letters of guarantee granted to us and bank deposits for securing a long-term loan facility.

Our outstanding short-term borrowings (including the current portion of long-term debt) as of December 31, 2011 were RMB8,225.1 million (US$1,306.8 million), and bore a weighted-average interest rate of 6.23%. Such borrowings were made principally to fund prepayments to polysilicon suppliers and capital expenditure for our capacity expansion and to repay short-term borrowings. Our short-term borrowings from banks have a term of less than one year and expire at various times throughout the year. We have historically negotiated renewal of certain of these borrowings shortly before they mature.

Our outstanding long-term debt as of December 31, 2011 was RMB5,858.3 million (US$930.8 million), consisting of RMB3,451.9 million (US$548.5 million) long-term bank borrowings and RMB2,406.4 million (US$382.3 million) in borrowings from other parties (excluding the current portion). Such borrowings were made principally to fund our manufacturing facility expansion projects, increased working capital needs and replacement of short-term loans with high interest rates.

In October 2010, the First Tranche Issue of RMB-denominated unsecured five-year medium-term notes in the amount of RMB1.0 billion was completed by Tianwei Yingli, which will mature on October 13, 2015. Tianwei Yingli has an option to call the notes at the end of the third year from issuance. Upon exercise of the call option, the re-purchase amount equals to the par value of the notes plus any unpaid interest. The First Tranche Issue bears a fixed annual interest rate of 4.3% per annum in the first three years, which will increase to 5.7% per annum in the remaining two years if Tianwei Yingli chooses not to call the notes on October 13, 2013. In May 2011, the Second Tranche Issue of RMB-denominated unsecured five-year medium-term notes in the amount of RMB1.4 billion (US$222.4 million) was completed by Tianwei Yingli, which will mature on May 12, 2016. The Second Tranche Issue bears a fixed annual interest rate of 6.15%.

In August 2010, Tianwei Yingli entered into a two-year RMB1.0 billion (US$151.5 million) loan agreement at an interest rate applicable to the export seller’s credit which is renewed quarterly with the Export-Import Bank of China. The loan is unsecured and repayable upon maturity.

In March 2011, Yingli China enter into a 45-month RMB1.0 billion (US$158.9 million) loan agreement at a floating interest rate of the three- to five-year Renminbi benchmark loan rate plus an additional 10% per annum with the Bank of Communications Co., Ltd. The loan is secured by Yingli China’s fixed assets. As of December 31, 2011, Yingli China withdrew RMB367.5 million (US$58.4 million) under this agreement.

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

On December 15, 2010, US$171.3 million aggregate principle amount of the convertible senior notes was repurchased by us and settled in cash, and the remaining balance of US$1.2 million will be settled upon the maturity on December 13, 2012 and was thus classified as a current liability as of December 31, 2011.

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

We have significant working capital commitments because suppliers of high purity polysilicon require us to make prepayments in advance of shipment. As of December 31, 2011, our prepayments to suppliers were RMB1,866.9 million (US$296.6 million) (including amounts paid to related parties of RMB157.2 million (US$25.0 million).

Currently, a significant portion of our revenue is derived from credits sales to our customers, generally with payments due within three months. The sales to a small number of major customers exposed us to additional and more concentrated credit risk since a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2011, our five largest outstanding accounts receivable balance accounted for approximately 33.8% of our total outstanding accounts receivable. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. Although we have been able to maintain adequate working capital primarily through short-term borrowing, in the future we may not be able to secure additional financing on a timely basis or on terms acceptable to us or at all.

In addition, in anticipation of our production capacity expansion and increasing market demand for our PV modules, we made significant expenditures to purchase polysilicon and other raw materials in 2011. As a result, our inventories were RMB2,670.9 million (US$424.4 million) as of December 31, 2011. We also make prepayments for equipment purchases. Our prepayments for equipment purchases amounted to RMB131.4 million, RMB341.2 million and RMB474.0 million (US$75.3 million) as of December 31, 2009, 2010 and 2011, respectively.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	2,128,211	2,499,751	340,829	54,154
Net cash used in investing activities	(3,332,667)	(3,754,862)	(5,504,655)	(874,602)
Net cash provided by financing activities	3,373,075	3,956,126	3,554,893	564,815
Effect of foreign currency exchange rate changes on cash	(29,447)	(92,969)	(66,161)	(10,513)
Net increase (decrease) in cash	2,139,172	2,608,046	(1,675,094)	(266,146)
Cash at the beginning of the period	1,108,914	3,248,086	5,856,132	930,446
Cash at the end of the period	3,248,086	5,856,132	4,181,038	664,300

Operating Activities

Net cash provided by operating activities was RMB340.8 million (US$54.2 million) in 2011 compared to RMB 2,499.8 million in 2010, primarily resulting from the increased accounts receivable and long-term prepayments to suppliers, and the significant decrease in gross profit.

Net cash provided by operating activities was RMB2,499.8 million in 2010 compared to RMB2,128.2 million in 2009, primarily resulting from the improved collection of accounts receivable, significant increase in advance from customers and an increase in accounts payable as a result of favorable payment terms granted by some of our suppliers.

Net cash provided by operating activities was RMB2,128.2 million in 2009, primarily resulting from the significant decrease in prepayment to secure polysilicon raw materials and an increase in accounts payable as a result of favorable payment terms granted by our suppliers.

Investing Activities

Net cash used in investing activities was RMB5,504.7 million (US$874.6 million) in 2011 compared to RMB 3,754.9 million in 2010, primarily due to purchase of property, plant and equipment for business expansion in the amount of RMB4,838.7 million (US$768.8 million), and increase in restricted cash related to purchase of property, plant and equipment for business expansion in the amount of RMB548.6 million (US$87.2 million).

Net cash used in investing activities was RMB3,754.9 million in 2010 compared to RMB3,332.7 million in 2009, primarily due to purchase of property, plant and equipment for business expansion in the amount of RMB3,077.6 million, and increase in restricted cash related to purchase of property, plant and equipment for business expansion in the amount of RMB735.5 million.

Net cash used in investing activities was RMB3,332.7 million in 2009, primarily due to purchase of property, plant and equipment for business expansion, which were RMB2,231.5 million, increase in restricted cash related to purchase of property, plant and equipment for business expansion, which were RMB 485.5 million and cash paid for our acquisition of Cyber Power, net of cash acquired, in the amount of RMB328.2 million.

Financing Activities

Net cash provided by financing activities was RMB3,554.9 million (US$564.8 million) in 2011 compared to RMB 3,956.1 million in 2010, primarily due to the proceeds from bank loans of RMB10,757.3 million, and the second tranche of medium term notes of RMB1,400 million, partially offset by repayment of bank loans of RMB7,313 million, RMB1,007.5 million of restricted cash related to guarantee of bank borrowings, and RMB123.8 million of payment for share repurchase.

Net cash provided by financing activities was RMB 3,956.1 million in 2010 compared to RMB 3,373.1 million in 2009, primarily due to proceeds from the issuance of medium-term notes of RMB 995.8 million by Tianwei Yingli, proceeds from bank borrowings of RMB 8,935.7 million, partially offset by payment for repurchase of the convertible senior notes of RMB 1,327.6 million and prepayment of bank borrowings of RMB4,790.9 million.

Net cash provided by financing activities was RMB3,373.1 million in 2009, primarily due to proceeds from bank borrowings and a structured loan totaling RMB4,897.9 million, net proceeds from our follow-on public offering in June 2009 in the amount of RMB1,553.2 million and net proceeds from issuance of senior secured convertible notes of RMB335.6 million, partially offset by repayment of bank borrowings of RMB3,348.9 million.

We believe that our current cash and available lines of credit will be sufficient to meet our anticipated present cash needs, including cash needs for working capital and capital expenditures. We plan to meet our cash needs for working capital and capital expenditures for the remainder of 2012 and beyond primarily through cash generated from operations, and to the extent required, through borrowings from financial institutions and/or issuances of equity and debt securities. We may, however, require additional cash due to changing business conditions or other future developments. If our existing cash is insufficient to meet our requirements, we may seek to borrow from financial institutions or our equity interest holders or seek additional equity contributions. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. Furthermore, the incurrence of additional debt could divert cash for working capital and capital expenditures to service debt obligations or result in operating and financial covenants that restrict our operations and Tianwei Yingli’s ability to pay dividends to us, and in turn, our ability to pay dividends to our shareholders. If we are unable to obtain additional equity contribution or debt financing as required, our business operations and prospects may suffer.

Capital Expenditures

We had capital expenditures of RMB3,001.2 million, RMB3,744.5 million and RMB5,435.8 million (US$863.7 million) in 2009, 2010 and 2011, respectively. As of December 31, 2011, we committed an aggregate of RMB4,316.9 million (US$685.9 million) to purchase property, plant and equipment for our capacity expansion. Our capital expenditures were used primarily to build manufacturing facilities for our PV products. We estimate that we will make capital expenditures in 2012 in the aggregate of approximately RMB2,537.0 million (US$403.0 million), which will be used primarily to build manufacturing facilities for our PV products. We currently plan to increase our overall annual manufacturing capacity of each of polysilicon ingots and wafers, PV cells and PV modules to 2,450 megawatts by the end of 2012. We plan to fund part of the capital expenditures for these plans with additional borrowings from third parties, including banks, and if any, cash from operations.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was negative 0.7%, 3.3% and 5.4% in 2009, 2010 and 2011, respectively.

Recent Accounting Pronouncements

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required.We will implement the provisions of ASU 2011-11 for reporting periods starting January 1, 2013 and does not expect the adoption of ASU 2011-11 will result in any material impact on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. Early adoption is permitted. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. We plan to implement the provisions of ASU 2011-05 by presenting a single statement of other comprehensive income following the statement of income in 2012.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. We expect that the adoption of ASU 2011-04 in 2012 will not have a material impact on its consolidated financial statements.

C.                                    Research and Development

The primary focus of our research and development efforts is on improving our manufacturing processes at every stage of our production in order to improve the output quality at each stage and deliver more energy-efficient and aesthetically improved PV products at a lower cost. Before March 2009, the ingots we produced weighed up to 270 kilograms and reached the size of 690 millimeters x 690 millimeters x 250 millimeters. Since then, we began to produce ingots weighing up to 400 kilograms and reaching the size of 840 millimeters x 840 millimeters x 250 millimeters. We also began producing 420 kilograms ingots with the size of 840 millimeters x 840 millimeters x 262 millimeters in December 2009, which currently accounts for a little more than half of our ingots. Our research goals with regard to wafer cutting techniques include improving the surface and internal physical characteristics of our wafers so as to decrease the wafer breakage rate and increase the number of wafers produced from each ingot, as well as reducing wafer thickness. In December 2006, we started producing wafers with a thickness of 200 microns. We modified our equipment and manufacturing process such that they are more suitable for producing wafers with a thickness of less than 200 microns. We further reduced wafer thickness from 200 microns in 2007 to 180 microns at the beginning of February 2008, which has reduced our polysilicon usage per watt, increased wafer output per ingot and contributed to a reduction in costs of goods sold. We are also improving our ingot casting and crystal growing processes to reduce the amount of time required for ingot formation, increase ingot output and reduce the cost of raw materials.

We believe PV cells made from crystalline silicon will continue to dominate the PV market in the foreseeable future. Therefore, our research and development efforts as they relate to PV cells have focused on improving technologies and processing techniques to increase the conversion efficiency and the power output of our PV cells, all of which were traditionally made from multicrystalline silicon. Starting from June 2009, we have been in collaboration with the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells, to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells. Our 600 megawatts of PANDA production capacity for each of ingots and wafers, cells and modules in Baoding, Hebei Province has started initial production in the second quarter of 2011. We successfully produced next-generation cells with an average efficiency rate of 19.0% on the PANDA commercial production lines and a record cell conversion efficiency rate of 20.0% on the PANDA trial production line in 2011. We also seek to reduce the breakage rate and failure rate and increase the success rate and conversion efficiency of our PV cells through the use of advanced equipment and improved manufacturing processes at each stage of our production. To ensure the competitiveness of our products, we closely monitor the development by our competitors of new-generation PV cells, such as thin film cells, that may or may not be made from crystalline silicon and will seek to respond to challenges and opportunities posed by new technology as appropriate.

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

Our research and development expenses were RMB184.3 million, RMB137.5 million and RMB284.9 million (US$45.3 million) in 2009, 2010 and 2011, respectively.

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2011 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                                     Tabular Disclosure of Contractual Obligations

Our contractual obligations and commitments as of December 31, 2011 are set forth in the table below.

	Payment Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Borrowings from banks and other parties(1)	13,017,479	8,486,695	2,855,918	1,216,020	458,846
Convertible senior notes(2)	9,218	9,218	—	—	—
Senior secured convertible notes(3)	130,127	130,127	—	—	—
Medium-term notes(4)	3,035,500	129,100	272,200	2,629,200	—
Commitments for capital expenditures	4,316,866	3,885,179	431,687	—	—
Commitments for the purchase of raw materials	28,100,497	2,409,638	7,403,651	8,187,161	10,100,047
Total	48,604,687	15,049,957	10,963,456	12,032,381	10,558,893

(1)         Includes interest of RMB 1,340.5 million accrued at the interest rate under the loan agreement. For borrowings with a floating rate, the most recent rate as of December 31, 2011 was applied.

(2)         Includes effective interest of RMB 1.7 million due to the guaranteed return on the convertible senior notes.

(3)         Includes effective interest of RMB 38.4 million due to the guaranteed return on the senior secured convertible notes.

(4)         Includes interest of RMB 630.5 million accrued at the interest rate under the loan agreement.

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

•                  our expectations regarding advancements in our technologies and cost savings from such advancements; 99

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Liansheng Miao	56	Chairperson of board of directors and chief executive
Zongwei Li	39	Director and chief financial officer
Xiangdong Wang	49	Director and vice president
Iain Ferguson Bruce(1)(2)	71	Independent director
Ming Huang(1)(2)	48	Independent director
Zheng Xue(1)(2)	41	Independent director
Junmin Liu	62	Independent director
Dengyuan Song	54	Chief technology officer
Yiyu Wang	37	Chief strategic officer
Jingfeng Xiong	41	Vice president
Zhiheng Zhao	63	Vice president
Xiaoqiang Zheng	35	Vice president and chief operating officer

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

Mr. Iain Ferguson Bruce is an independent member of our board of directors and the chairperson of the audit committee and compensation committee of our board of directors. His directorship became effective upon the completion of our initial public offering in June 2007. Mr. Bruce joined KPMG in Hong Kong in 1964 and was elected to its partnership in 1971. He was the senior partner of KPMG from 1991 until his retirement in 1996 and also concurrently served as chairman of KPMG Asia Pacific from 1993 to 1997. Since 1964, Mr. Bruce has been a member of the Institute of Chartered Accountants of Scotland and is a fellow of the Hong Kong Institute of Certified Public Accountants with over 47 years’ experience in the accounting profession. Mr. Bruce is currently an independent non-executive director of Goodbaby International Holdings Limited, a manufacturer of infants’ and children’s products, Paul Y Engineering Group Limited, a construction and engineering company, Sands China Ltd., a gaming and hospitality company, Vitasoy International Holdings Ltd., a beverage manufacturing company, Wing On Company International Ltd., a department store operating and real property investment company, and Tencent Holdings Limited, a provider of Internet services and mobile value-added service; all of these companies are listed on the Hong Kong Stock Exchange. In addition, Mr. Bruce also serves as a non-executive director of Noble Group Limited, a commodity trading company that is listed on the Singapore Stock Exchange, and as an independent non-executive director of China Medical Technologies, Inc., a NASDAQ-listed, China-based medical device company.

Professor Ming Huang is an independent member of our board of directors and a member of the audit committee and compensation committee of our board of directors. He was elected to our board in August 2008. Professor Huang also serves as an independent non-executive director of Qihoo 360 Technology Co. Ltd., Fantasia Holdings Group Co., Ltd., Guosen Securities Co., Ltd., Tebon Securities Co., Ltd., Zhejiang Sound Machine Manufacturing Co., Ltd., and as a non-executive trustee of the Annuity Fund Management Board of China National Petroleum Corporation. Professor Huang has been a professor of finance at the Johnson Graduate School of Management at Cornell University in the United States since July 2005. He also serves as the La Caixa Professor of Finance at China Europe International Business School. Previously, he held a series of faculty and administrative positions at Cheung Kong Graduate School of Business, Shanghai University of Finance and Economics, Graduate School of Business at Stanford University, and the Chicago Graduate School of Business. Professor Huang’s academic research primarily focuses on behavioral finance, credit risk and derivatives. Professor Huang received his bachelor’s degree in physics from Beijing University, his doctorate degree in theoretical physics from Cornell University and his doctorate degree in finance from Stanford University.

Mr. Zheng Xue is an independent member of our board of directors and a member of the audit committee and compensation committee of our board of directors. His directorship became effective September 19, 2011. Mr. Xue is chief financial officer of LightInTheBox.com, which is a China-based global online retailer. Prior to joining LightInTheBox.com in 2011, he serviced as chief financial officer in ATMU Inc., which is the largest automated teller machines sourcing company in China. Prior to joining ATMU Inc. in 2010, he served as an advisor of Asia Alternatives Management LLC. since 2009. Prior to his affiliation with Asia Alternatives Management LLC., Mr. Xue was a venture partner of Softbank China & India Holdings, a wholly owned subsidiary of Softbank Corp and manager of Bodhi Investments LLC, which focuses on early stage companies in China and India from 2006 to 2009. He also worked at ChinaCast Education Corporation from 2006 to 2009, Target Media from 2005 to 2006 and eLong Inc. from 2003 to 2005 as professional chief financial officer or director, respectively. Prior to joining eLong Inc. in 2003, Mr. Xue worked for eight years in investment banking in the United States and China. Mr. Xue studied at Tsinghua University in China and received his bachelor’s degree in physics from University of Illinois and his MBA degree from University of Chicago in the United States.

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

B.                                    Compensation of Directors and Executive Officers

In 2011, the aggregate cash compensation to our executive officers and directors, was RMB15.6 million (US$2.5 million). For options and restricted shares granted to officers and directors, see “— 2006 Stock Incentive Plan.”

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

Granted Options. Each of the relevant option award agreements provides for the vesting of options, provided the option holder remains a director, officer, employee or consultant of ours. Following the option holder’s termination of service with us for any reason, the option, to the extent not then vested, will be cancelled by us without consideration. Upon a change of control, the options will, to the extent not then vested and not previously canceled, become fully vested and exercisable immediately. As of the date of this annual report, options to purchase an aggregate of 521,748 ordinary shares have been forfeited and cancelled by us without consideration.

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

As of the date of this annual report, an aggregate of 19,792 restricted shares were issued to the trustee for the benefit of 13 trust participants remain unvested, consisting of (i) an aggregate of 2,000 restricted shares for the benefit of one executive officer of us, (ii) an aggregate of 8,000 restricted shares granted for the benefit of 12 other employees and (iii) 9,792 restricted shares forfeited for two former employees.

Employee Pension and Other Retirement Benefits

Pursuant to the relevant PRC regulations, we are required to make contributions for each employee at a rate of 20% of a standard salary base as determined by the local social security bureau to a defined contribution retirement scheme organized by the local social security bureau. In addition, we are also required to make contributions for each employee at rates of 7.5-10%, 1-2% and 6.6-13.6% of standard base for medical insurance benefits, unemployment and other statutory benefits, respectively. Contributions of RMB177.7 million (US$28.2 million) was paid for the year ended December 31, 2011 which was charged to expense. We have no other obligation to make payments in respect of retirement benefits of our employees.

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

Audit Committee

Our audit committee consists of Messrs. Iain Bruce, Ming Huang and Zheng Xue and is chaired by Mr. Bruce. Mr. Bruce is a director with accounting and financial management expertise as required by the New York Stock Exchange corporate governance rules, or the NYSE rules. All of the members of our audit committee satisfy the “independence” requirements of the NYSE rules and Rule 10A-3(b)(1) under the Securities and Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee consists solely of independent directors. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Messrs. Iain Bruce, Ming Huang and Zheng Xue and is chaired by Mr. Bruce. All of the members of our compensation committee satisfy the “independence” requirements of the NYSE rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

D.                                    Employees

We had 5,813, 11,435 and 16,054 employees as of December 31, 2009, 2010 and 2011, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our total employees as of December 31, 2011.

	As of December 31, 2011
	Number of Employees	Percentage of Total
Manufacturing	10,128	63.1%
Quality Inspection	772	4.8%
Research and Development	1,330	8.3%
Procurement, Sales and Marketing	637	4.0%
Management and Administrative	844	5.2%
Logistics, Manufacturing Support and Others	2,343	14.6%
Total	16,054	100.0%

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

As of December 31, 2011, we were required by PRC law to make monthly contributions in amounts equal to 20.0%, 7.5% to 10%, 1% to 2%, 0.5% to 1% and 0.6% to 0.8% of our employees’ average monthly salary in the preceding year to a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, respectively, each for the benefit of our employees subject to certain statutory limits.

Our employees are not subject to any collective bargaining agreement. We have not been involved in any material labor disputes. We believe that we have a good relationship with our employees.

E.                                      Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 23, 2012, the most recent practicable date, by:

•                  each of our directors and executive officers;

•                  all of our directors and executive officers as a group; and

•                  each person known to us to own beneficially more than 5.0% of our ordinary shares.

Ordinary Shares Beneficially Owned(1)(2)
	Number of Shares	%
Liansheng Miao(3)	52,403,252	32.13
Xiangdong Wang	*	*
Iain Ferguson Bruce	*	*
Ming Huang	*	*
Chi Ping Martin Lau	*	*
Junmin Liu	*	*
Zongwei Li	*	*
Dengyuan Song	*	*
Yiyu Wang	*	*
Jingfeng Xiong	*	*
Zhiheng Zhao	*	*
Xiaoqiang Zheng	*	*
All directors and executive officers as a group	54,193,324	32.87
Principal Shareholders and 5% Shareholders:
Yingli Power Holding Company Ltd.(4)	51,600,652	31.79

*                 Less than 1% of our outstanding share capital.

(1)          Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)          Percentage of beneficial ownership of each listed person is based on 157,226,705 ordinary shares outstanding and, as applicable, (i) the ordinary shares underlying share options exercisable by such person and (ii) restricted ordinary shares awarded to such person that can be vested, in each case within 60 days of the date of this annual report, not including share options that can be early exercised, at the discretion of the holder, into unvested ordinary shares.

(3)          Represents 51,600,652 of our ordinary shares owned by Yingli Power, our principal shareholder, which is 100% beneficially owned by the family trust of Mr. Miao, and 272,000 restricted shares that were vested and 585,000 stock option exercisable. Mr. Miao’s business address is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3055 Middle Fuxing Road, Baoding, People’s Republic of China.

(4)          Represents 51,600,652 of our ordinary shares beneficially owned by Yingli Power. Yingli Power is 100% beneficially owned by the family trust of Mr. Liansheng Miao. The mailing address of Yingli Power is Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

As of April 23, 2012, 10,933,980, or 67.1% of our outstanding ordinary shares in the form of ADSs are held by 16 record holders in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

The senior secured convertible notes carry an interest rate of 10% and were convertible at any time into our ordinary shares at an initial conversion rate of 17,699 ordinary shares per US$100,000 principal amount of senior secured convertible notes (based on US$5.65 per ADS, the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20-trading day period immediately preceding to the entry into the note purchase agreement). Under the terms of the indenture governing the senior secured convertible notes, the conversion rate is subject to certain anti-dilution adjustments. For example, on June 30, 2010 and the last day of each quarter thereafter, the conversion rate would be adjusted to equal to US$100,000 divided by the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20-trading day period immediately preceding such date, if such adjustment results in an increase in the number of our ordinary shares issuable upon conversion. In addition, upon the public release of our financial results for each of the full year 2008, the second quarter of 2009 and the full year 2009, the conversion rate would be adjusted to equal to US$100,000 divided by the average volume weighted average price of our ADSs on the New York Stock Exchange for the 20- trading day period immediately following such public release, if such adjustment results in an increase in the number of our ordinary shares issuable upon conversion. In May 2009, we entered into a supplemental indenture that established a limit on the number of ordinary shares we are obligated to issue under these non-dilutive adjustments, as well as a covenant that prohibits us from issuing equity at below market price, subject to certain exceptions. The indenture also contains certain restrictive covenants, including maintenance of certain financial ratios and limitations on restricted payments and dispositions of assets. In June 2009, we entered into a second supplemental indenture to amend the periods for which the restrictive covenants are applicable. In June 2009, we issued 2,000,000 ordinary shares to Trustbridge as a result of the conversion of approximately US$8.7 million of the senior secured convertible notes. In August and September 2010, we issued a total of 6,000,688 ordinary shares to Trustbridge as a result of the conversion of approximately US$26.2 million of the senior secured convertible notes. In January 2012, we issued 3,588,025 ordinary shares to Trustbridge as a result of the conversion of the remaining US$14.6 million of the senior secured convertible notes. The senior secured convertible notes were guaranteed by Mr. Miao and Yingli Power and secured by a pledge by Yingli Power of 3,320,298 of our ordinary shares it holds (with no obligation to deliver additional shares of collateral nor any default tied to the trading price of our ADSs). As of the date of this annual report, the senior secured convertible notes had been fully converted into ordinary shares.

Transactions with Yingli Group

During 2008 and 2010, we made loans of RMB4.0 million and RMB1.0 million (US$0.2 million) to Yingli Group. There was no outstanding balance as of December 31, 2011.

We made prepayments of RMB473.9 million to Yingli Group for purchases of raw materials during 2007, of which RMB463.9 million was refunded to us in 2007 as the purchases did not occur. We received the remaining balance of RMB10.0 million in 2010. In 2011 we made another prepayment of RMB10.8 million (US$1.7 million) to Yingli Group.

Baoding Harvest Trade Co., Ltd., or Baoding Harvest, was a PRC real estate company 51% owned by Tianwei Group and 49% owned by Yingli Group. Baoding Harvest became a wholly-owned subsidiary of Yingli Group in June 2008. We sold PV systems in the amount of RMB12.5 million and RMB0.5 million (US$0.1 million) to Baoding Harvest in 2010 and 2011, respectively. As of December 31, 2010 and 2011, we had accounts receivable of RMB0.1 million and RMB0.6 million (US$0.1 million), respectively, with Baoding Harvest. In 2011 Tianwei Yingli made a one-year entrusted loan of RMB100.0 million (US$15.9 million) at an interest rate of 7.22% per annum to Baoding Harvest, and the outstanding balance was RMB102.2 million (US$16.2 million ) as of December 31, 2011.

In 2010 and 2011, we made prepayments of RMB3.5 million and RMB0.5 million (US$0.1 million) to Baoding Power Valley International Hotel, a branch of Baoding Harvest for the provision of accommodation and meeting services. The outstanding balance was RMB1.4 million (US$0.2 million) as of December 31, 2011.

In 2007, we borrowed and repaid RMB25.0 million from Baoding Harvest. During 2007, Tianwei Yingli made loans, unsecured, free of interest and without definitive terms of repayment, to Baoding Harvest amounting to RMB2.0 million to support its operations. The full amount of these loans remained outstanding as of December 31, 2011.

In 2009, 2010 and 2011, Tianwei Yingli purchased RMB4.4 million, RMB4.2 million and RMB1.5 million (US$0.2 million) products and services from Yingli Municipal Public Facilities Company, or Yingli Municipal, a subsidiary of Yingli Group, of which RMB1.7 million, RMB0.9 million and RMB0.3 million (US$40.8 thousand) remained payable to Yingli Municipal as of December 31, 2009, 2010 and 2011, respectively.

In 2009, 2010 and 2011, Tianwei Yingli made prepayments of RMB47.8 million, RMB49.0 million and RMB37.3 million (US$5.9 million), respectively, to Baoding Maike Green Food Co., Ltd., or Maike, a subsidiary of Yingli Group, for the purchase of packaging materials. TianweiYingli’s purchase from Maike amounted to RMB45.8 million, RMB39.4 million and RMB19.8 million (US$3.2 million) in 2009, 2010 and 2011, respectively. The outstanding balance of prepayment was RMB2.6 million, RMB12.1 million and RMB29.5 million (US$4.7 million) as of December 31, 2009, 2010 and 2011, respectively, for purchases of packaging materials. In 2010 and 2011, Yingli China, Hainan Yingli, Lixian Yingli New Energy Resources Co., Ltd., or Lixian Yingli, and Fine Silicon purchased total RMB32.4 million and RMB67.6 million (US$10.7 million) products from Maike, of which RMB9.8 million and RMB14.7 million (US$2.3 million) remained payable to Maike as of December 31, 2010 and 2011, respectively.

Yingli Group has had a series of financial transactions with Tianwei Yingli and Fine Silicon. In 2009, Fine Silicon borrowed RMB1.0 million from Yingli Group without interest due and any definitive terms of repayment and repaid this amount in full in 2010.

We reclassified the accounts receivable of RMB18.5 million with Baoding JiashengGuangdian Technology Co., Ltd. or Baoding Jiasheng, which became a subsidiary of Yingli Group in October 2009, as due from related party. During 2009, 2010 and 2011, we made sales of RMB26.5 million, RMB16.5 million and RMB69.5 million (US$11.0 million) to, and received payments of RMB5.6 million, RMB50.9 million and RMB34.2 million (US$5.4 million) from, Baoding Jiasheng. During 2009, 2010 and 2011, Tianwei Yingli and Hainan Yingli made total prepayment of RMB54.1 million, RMB12.9 million andRMB82.3 million (US$13.1 million)to and purchased RMB41.3 million, RMB14.2 million and RMB133.1 million (US$21.1 million) of raw materials from Baoding Jiasheng. During 2010 and 2011, Yingli China, Hengshui Yingli New Energy Resources Co., Ltd., or Hengshui Yingli, a subsidiary of Yingli China, and Fine Silicon purchased total RMB17.9 million and RMB58.3 million (US$9.3 million) products from Baoding Jiasheng and paid RMB13.8 million and RMB59.4 million (US$9.4 million) to Baoding Jiasheng. As of December 31, 2010 and 2011, we had accounts receivable of RMB5.0 million and RMB121.2 million (US$19.3 million), prepayment of RMB11.5 million and nil and accounts payable of RMB4.4 million and RMB42.8 million (US$6.8 million) with Baoding Jiasheng.

During 2009, 2010 and 2011, we purchased RMB5.7 million, RMB295.7 million and RMB138.9 million (US$22.1 million) of products from Baoding Yinggao Trading Co., Ltd., or Baoding Yinggao, a subsidiary of Yingli Group, of which RMB2.3 million, RMB29.8 million and RMB50.1 million (US$8.0 million) remained payable to

Baoding Yinggao as of December 31, 2009, 2010 and 2011, respectively. In 2010 and 2011, we made sales of RMB64.3 million and RMB0.7 million (US$0.1 million), respectively, to Baoding Yinggao. As of December 31, 2010 and 2011, we had accounts receivable of RMB70.0 million and RMB57.6 million (US$9.2 million), respectively, with Baoding Yinggao.

Tianwei Yingli made prepayments of RMB137.9 million, RMB167.8 million and RMB143.1  million (US$22.7 million), respectively, in 2009, 2010 and 2011 to Yitongguangfu Technical Co., Ltd., or Yitongguangfu, a subsidiary of Yingli Group, for the purchase of raw materials. TianweiYingli’s actual purchase from Yitongguangfu amounted to RMB127.4 million, RMB170.6 million and RMB127.4 million (US$20.2 million) in 2009, 2010 and 2011, respectively. The outstanding balance of prepayment as of December 31, 2009, 2010 and 2011 was RMB36.3 million, RMB33.5 million and RMB119.9 million (US$19.1 million), respectively, in purchases of raw materials. During 2010 and 2011, Yingli China, Hainan Yingli and Beijing Tianneng purchased total RMB115.0 million and RMB220.9 million (US$35.1 million) of raw materials from Yitongguangfu, respectively, of which RMB43.5 million and RMB32.3 million (US$5.1 million) remained payable to Yitongguangfu as of December 31, 2010 and 2011, respectively. We may continue to purchase raw materials from Yitongguangfu in the future. In 2010 and 2011, we made sales of RMB21.3 million and RMB3.0 million (US$0.5 million) to Yitongguangfu, respectively. As of December 31, 2010 and 2011, we had accounts receivable of RMB10.4 million and RMB37.9 million (US$6.0 million), respectively, with Yitongguangfu.

In 2010 and 2011, we purchased RMB29.6 million and RMB55.8 million (US$8.9 million) freight services, respectively, from Baoding Yingli Bubalus Logistics Co., Ltd., or Yingli Bubalus, a subsidiary of Yingli Group, of which RMB6.3 million and RMB12.1 million (US$1.9 million) remained payable to Yingli Bubalus as of December 31, 2010 and 2011, respectively. During 2010 and 2011, Tianwei Yingli made loans, unsecured, free of interest and without definitive terms of repayment, to Baoding Bubalus amounting to RMB 3.6 million and RMB1.5million (US$0.2 million), respectively, to support its operations. The full amount of these loans remained outstanding as of December 31, 2011.

In 2010 and 2011, Tianwei Yingli made prepayments of RMB1.2 million and RMB0.4 million (US$0.1 million), respectively, to Baoding Yimin Photoelectric Construction Co., Ltd. or Baoding Yimin, a subsidiary of Yingli Group, for systerm installation services, of which RMB0.1 million and nil was outstanding as of December 31, 2010 and 2011, respectively. During 2010 and 2011, Yingli China and Yingli Beijing purchased the services total amounting to RMB7.0 million and RMB73.5 million (US$11.8 million) from Baoding Yimin and paid RMB7.0 million and RMB69.7 million (US$11.0 million), respectively.

In 2010 and 2011, Hainan Yingli made prepayments of RMB3.5 million and RMB2.0 million (US$0.3 million), respectively, to Hainan JimeiJiahe Park Project Co., Ltd., a subsidiary of Yingli Group, for purchase of packing services, of which RMB3.5 million and RMB0.9 million (US$0.1 million) was remaining as of December 31, 2010 and 2011, respectively.

In 2010 and 2011, we purchased natural gas amounting to RMB23.3 million and RMB34.3  million (US$5.5 million), respectively, from Baoding CNPC Kunlun Natural Gas Co., Ltd., an affiliate of Yingli Group, and paid RMB18.2 million and RMB36.2 million (US$5.7 million), respectively. As of December 31, 2010 and 2011, we had accounts payable of RMB5.1 million and RMB3.2 million (US$0.5 million), respectively, with Baoding CNPC Kunlun Natural Gas Co., Ltd.

In 2010 and 2011, we purchased package materials amounting to RMB1.6 million and RMB9.7million (US$1.5 million), respectively, from Haikou RuimuJiahe Packaging Product Co., Ltd., a subsidiary of Yingli Group. As of December 31, 2010 and 2011, we had accounts payable of RMB1.6 million and RMB2.3 million (US$0.4 million), respectively, with Haikou RuimuJiahe Packaging Product Co., Ltd.

In 2010 and 2011, we purchased construction and installation services amounting to RMB1.2 million and RMB84.4million (US$13.4 million), respectively, from Baoding Yuansheng Construction & Installation Project Co., Ltd., a subsidiary of Baoding Harvest Development Co., Ltd. and paid RMB1.2 million and RMB64.1million (US$10.2 million), respectively. As of December 31, 2010 and 2011, we had accounts payable of RMB0.03 million and RMB20.4 million (US$3.2 million), respectively, with Baoding Yuansheng Construction & Installation Project Co., Ltd.

In 2010 and 2011, we purchased construction services amounting to RMB13.3 million and RMB112.1million (US$17.8 million), respectively, from Baoding Harvest Development Co., Ltd., a subsidiary of Yingli Group, and paid RMB10.8 million and RMB99.5million (US$15.8 million), respectively. As of December 31, 2010 and 2011, we had accounts payable of RMB2.5 million and RMB15.1 million (US$2.4 million), respectively, with Baoding Harvest Development Co., Ltd.

Transactions with Tianwei Baobian and Its Controlling Shareholder

Tianwei Baobian, a PRC company listed on the Shanghai Stock Exchange and 51.1% owned by Tianwei Group, a wholly state-owned limited liability company established in the PRC, is a shareholder of Tianwei Yingli, holding a 25.99% equity interest in Tianwei Yingli.

On September 28, 2007, we entered into an agreement with TianweiBaobian, under the terms of which, Tianwei Yingli agreed to reimburse all the costs related to our initial public offering. As the minority shareholder of Tianwei Yingli, TianweiBaobian will bear its proportional share of these costs.

On August 9, 2006, Tianwei Yingli declared dividends of RMB21.7 million to Tianwei Baobian. Tianwei Baobian reinvested RMB10.7 million of this dividend in the form of a paid in capital contribution in Tianwei Yingli. The remaining dividends payable of RMB11.0 million was settled in July 2010.

Certain Other Related Party Transactions

In 2009, 2010 and 2011, we sold PV modules to Tibetan Yingli amounting to RMB2.9 million, RMB14.0 million and RMB9.4 million (US$1.5 million). As of December 31, 2010 and 2011, we had receivables amounting to RMB17.6 million and RMB3.6 million (US$0.6 million), respectively, due from Tibetan Yingli.

In 2009, Tianwei Yingli purchased aluminum frames in the amount of RMB16.9 million from Tianwei Fu Le Aluminum Co., Ltd., or Tianwei Fu Le, a subsidiary of Tianwei Group, of which RMB 16.5 million was paid in 2009. The outstanding balance of payable to Tianwei Fu Le was RMB2.7 million as of December 31, 2009. In 2010, Tianwei Group sold the equity of Tianwei Fu Le.

We also have arrangements with Xinguang, a PRC silicon manufacturer, for the supply of polysilicon for 2007 and 2008 and have entered into supply contracts with Xinguang from time to time. Mr. Xiangdong Wang, our director and vice president, also serves as a director of Xinguang. We made prepayments of RMB11.4 million to Xinguang for the purchase of polysilicon and purchased RMB14.1 million of raw materials from Xinguang in 2009.

We reclassified the accounts receivable of RMB10.9 million with Beijing Tianneng Yingli New Energy Resources Technologies Co., Ltd., or Beijing Tianneng Yingli, an entity owned by the minority shareholder of Yingli Beijing and two relatives of the general manager of Yingli Beijing before March 2010, as due from related party. During 2009, we made sales of RMB5.7 million to and received payments of RMB7.2 million from Beijing Tianneng Yingli. In addition, during 2009, we outsourced a small amount of PV modules and purchased raw materials of RMB10.8 million from and paid RMB8.2 million to Beijing Tianneng Yingli. As of December 31, 2009, RMB3.0 million was payable to Beijing Tianneng Yingli. On March 29, 2010, Yingli Beijing completed acquisition of all equity interest in Beijing Tianneng Yingli and it became our wholly-owned subsidiary.

During 2009, 2010 and 2011, we made prepayment of RMB604.8 million, RMB544.6 million and RMB62.6million (US$9.9 million) to and purchased RMB475.2 million, RMB663.0 million and RMB80.5 million (US$12.9 million) of raw materials from CIP Solutions AG. As of December 31, 2010 and 2011, RMB20.6 million and RMB0.2 million (US$0.03 million), respectively, was prepaid to CIP Solutions AG.

In 2010 and 2011, we made sales of RMB162.2 million and RMB5.8 million (US$0.9 million) to and received payments of RMB50.7 million and RMB97.8  million (US$15.5 million) from CIP Services AG, an entity whose equity shareholder is a minority shareholder of Yingli Greece. As of December 31, 2010 and 2011, we had accounts receivable of RMB115.5 million and RMB10.7 million (US$1.7 million), respectively, with CIP Services AG.

During 2009, we made sales of RMB 1.7 million to and received payments of RMB0.1 million from Suzhou Industry Zone Hexin New Energy Co., Ltd., the minority shareholder of Suzhou Yingli Urban Application of PV Technology Co., Ltd., one of our PRC subsidiaries established in 2009. We received the remaining balance of RMB1.6 million in 2010. In 2011,we made sales of RMB 21.6 million(US$3.4 million) to Suzhou Industry Zone Hexin New Energy Co., Ltd, and the balance of account receivable was RMB 21.6 million(US$3.4 million) at December 31, 2011.

Fine Silicon received two loans from Baoding Yingli Group Company Limited, an affiliate of ours, in February and July 2009, respectively. Each of the loans was in a principal amount of RMB100.0 million, which were entrusted through Baoding Urban District Rural Credit Union and Baoding Commercial Bank, respectively. The two loans each had a term of 12 months and carried an interest rate of 5.31% and 6.58%, respectively per year. In October 2009, we repaid both loans.

In 2010, we borrowed RMB3.7 million and repaid RMB1.0 million from Beijing Zhonghe Zhengshi Investment Management and Consulting Company, a minority shareholder of Yingli Beijing. As of December 31, 2010 and 2011, the amount of RMB2.7 million and RMB10 thousand (US$1.6 thousand), respectively, remained outstanding.

Employment Agreements

See “Item 6.B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — Employment Agreements.”

Stock Incentive Plan

The 2006 stock incentive plan was adopted by our shareholders and board of directors in December 2006 and was amended in May 2007 and August 2009. The 2006 stock incentive plan provides for the grant of options, limited stock appreciation right and other stock-based awards such as restricted shares. The purpose of the plan is to aid us and our affiliates in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to exert their best efforts on behalf of us and our affiliates by providing incentives through the granting of awards. Our board of directors believes that our long-term success is dependent upon our ability to attract and retain talented individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business. See “Item 6.B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — 2006 Stock Incentive Plan.”

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

On June 21, 2010, we commenced an arbitration proceeding against International Comercial E Industrial, S.A., or INCEISA, a Spanish Solar product distributor, at the International Court of Arbitration of the International Chamber of Commerce. We commence the arbitration seeking recovery of certain account receivables payable of approximately US$28 million by INCEISA under the terms of a written settlement agreement. On October 11, 2011, the arbitral tribunal granted an award directing INCEISA pay to us over US$2.29 million and €15.98 million, as damages for breach of contractual obligations, as well as associated legal and arbitration cost. As of the date of this annual report, we are still in the process of registering and enforcing such award in Spain in accordance with relevant rules and regulations.

Dividend Policy

Since its incorporation, we have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future.

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

	Market Price per ADS
	High	Low
Annual Highs and Lows
2007 (from June 8, 2007)	41.50	10.48
2008	39.95	2.50
2009	16.92	3.32
2010	19.11	8.31
2011	13.34	2.87
Quarterly Highs and Lows
First Quarter 2010	19.11	10.84
Second Quarter 2010	13.65	8.31
Third Quarter 2010	13.94	9.86
Fourth Quarter 2010	14.29	9.85
First Quarter 2011	13.34	10.08
Second Quarter 2011	12.95	7.77
Third Quarter 2011	9.05	3.10
Fourth Quarter 2011	4.78	2.87
First Quarter 2012	5.90	3.54
Monthly Highs and Lows
October 2011	4.78	2.87
November 2011	4.32	3.29
December 2011	4.53	3.54
January 2012	5.11	3.89
February 2012	5.90	3.74
March 2012	4.27	3.54
April 2012 (through April 23)	3.63	3.25

The closing price for our ADSs on the New York Stock Exchange on April 23, 2012 was US$3.40 per ADS.

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

Moreover, the implementation rules for the EIT Law provide that an income tax rate of 10% may be applicable to dividends payable to non-PRC investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, unless any such non-PRC investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Furthermore, a circular issued by the Ministry of Finance and the State Administration of Taxation on February 22, 2008 stipulates that undistributed earnings generated prior to January 1, 2008 are exempt from enterprise income tax. We are a Cayman Islands holding company, Yingli International is a British Virgin Islands intermediate holding company and Cyber Lighting is a Hong Kong intermediate holding company. The Cayman Islands and the British Virgin Islands where such holding companies are incorporated do not have a tax treaty with China. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Tax on Income entered into in August 2006, or the Mainland and the Hong Kong Taxation Arrangement and its relevant regulations, subject to the confirmation of the in-charge local tax authority, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%, if the foreign investor is the “beneficial owner” and owns directly at least 25% of the equity interest of the foreign-invested enterprise. Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, if any, will be subject to a 10% income tax or, in the case of the dividends paid to Cyber

Lighting, 5% income tax (subject to the confirmation of the local tax authority) if we are considered as “non-resident enterprises” under the EIT Law.

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

The following discussion assumes that we are not, and will not become a passive foreign investment company, or PFIC, for United States federal income tax purposes as discussed below.

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

Passive Foreign Investment Company

We believe that we were not a PFIC for our taxable year ended on December 31, 2011, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

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

Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign currency-denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar, Euro and Renminbi, affect our net profit margins and would result in foreign currency exchange gains or losses on our foreign currency denominated assets and liabilities. Our exposure to foreign exchange risk primarily relates to foreign currency exchange gains or losses resulting from timing differences between the signing of sales contracts or raw material supply contracts and the receipt of payment and the settlement or disbursement relating to these contracts. For example, the depreciation of the Euro against the Renminbi, such as in the third quarter and the fourth quarter of 2011, has adversely affected and could continue to adversely affect our total net revenues.

As of December 31, 2011, we held an equivalent of RMB2,517.3 million (US$400.0 million) in accounts receivable and prepayment to suppliers (excluding the non-current portion), of which an equivalent of RMB599.8 million (US$95.3 million) were denominated in U.S. dollars and RMB546.9 million (US$86.9 million) were denominated in Euro. As the substantial majority of our sales of our products and purchases of our raw materials are denominated in U.S. dollars and Euro, any significant fluctuations in the exchange rates between the Renminbi and the U.S. dollar and/or the Euro could have a material adverse effect on our results of operations. Moreover, we had significant monetary assets and liabilities denominated in U.S. dollars and Euro as of December 31, 2011, which consisted mainly of accounts receivable, prepayment to suppliers and accounts payable. Fluctuations in foreign exchange rates could also have a material adverse effect on the value of these monetary assets and liabilities denominated in U.S. dollars and Euro. Generally, appreciation of Renminbi against U.S. dollars and Euro will result in foreign exchange losses for monetary assets denominated in U.S. dollars and Euro and foreign exchange gains for monetary liabilities denominated in U.S. dollars and Euro. Conversely, depreciation of Renminbi against U.S. dollars and Euro will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars and Euro and foreign exchange losses for monetary liabilities denominated in U.S. dollars and Euro.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi based on the foreign exchange rate on December 31, 2011 would result in our holding Renminbi equivalents of RMB539.2 million (US$85.7 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2011. These amounts would represent net loss of RMB60.6 million (US$9.6 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2011. Conversely, we estimate that a 10% depreciation of Renminbi would result in our holding Renminbi equivalents of RMB659.0 million (US$104.7 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2011. These amounts would represent net income of RMB59.2 million (US$9.4 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2011.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi based on the foreign exchange rate on December 31, 2011 would result in our holding Renminbi equivalents of RMB492.4 million (US$78.2 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2011. These amounts would represent net loss of RMB54.5 million (US$8.7 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2011. Conversely, we estimate that a 10% depreciation of Renminbi would result in our holding Renminbi equivalents of RMB 601.8 million (US$95.6 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2011. These amounts would represent net income of RMB54.9 million (US$8.7 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2011.

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

Net foreign currency exchange gain was RMB38.4 million in 2009, primarily due to the appreciation of the Euro against the Renminbi during the second and third quarters of 2009. In addition, we have entered into hedging and foreign currency forward arrangements to limit our exposure to foreign currency exchange risk. Net foreign currency exchange loss was RMB338.2 million in 2010, primarily due to depreciation of the U.S. dollar and the Euro against the Renminbi. Net foreign currency exchange loss was RMB190.5 million (US$30.3 million) in 2011, primarily due to depreciation of the U.S. dollar and the Euro against the Renminbi. We expect that we will continue to be exposed to foreign currency exchange risk to the extent that our hedging and foreign currency forward arrangements do not cover all of our expected revenues denominated in foreign currencies. We cannot predict the effect of exchange rate fluctuations on our foreign exchange gains or losses in the future. We may continue to reduce the effect of such exposure through foreign currency forward or other similar arrangements, but because of the limited availability of such instruments in China, we cannot assure you that we will always find a hedging arrangement suitable to us, or that such derivative activities will be effective in managing our foreign exchange risk. The value of your investment in our company will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the dividends Tianwei Yingli may pay us in the future and the value of your investment in us, all of which may have a material adverse effect on the value of our ADSs.

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

On December 11, 2007, we completed an offering of US$172.5 million principal amount zero coupon convertible senior notes due 2012. As of December 31, 2011, the principal amount of our zero coupon convertible senior notes due 2012 was approximately US$1.2 million. As the convertible senior notes carry a fixed return of 5.125% per annum to the investor if not converted, historical changes in market interest rates have not exposed us to material interest rate risks. The fair value of our zero coupon convertible senior notes due 2012 was US$1.5 million as of December 31, 2011, which was determined based upon quoted market prices and other pertinent information available to us. Since considerable judgment is required in interpreting market information, the fair value of the long-term debt is not necessarily indicative of the amount which could be realized in a current market exchange.

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

Fees and Payments from the Depositary to Us

Our depositary, JPMorgan Chase Bank, N.A., has agreed to reimburse us for our expenses incurred in connection with our ADR and investor relations programs in the future. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement is not related to the amount of fees the depositary collects from the ADS holders. In 2011, we received from our depositary a reimbursement of US$1.3 million relating to the ADS facility.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Commission, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2011 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2011 based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting as of December 31, 2011 has been audited by KPMG, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2011. KPMG’s report on the effectiveness of our internal control over financial reporting is included on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Iain Ferguson Bruce qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. All of the members of our audit committee satisfy the “independence” requirements of the NYSE rules and Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16B.  CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by KPMG, our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2010	2011
	(In thousands of RMB)	(In thousands of RMB)	(In thousands of US$)
Audit fees(1)	7,368	7,495	1,191
Audit-related fees(2)	2,432	3,619	575

(1)          Audit fees means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)          Audit-related fees means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit-related fees” involve principally limited reviews performed on our consolidated financial statements. The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below is a summary of purchases by us of our ADSs during the year ended December 31, 2011:

Period	Total Number of Shares Purchased(2)	Average Price Paid Per ADS		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs(1)
October 1, 2011 – October 31, 2011	1,921,158	US$	3.59	1,921,158	US$	93,101,380
November 1, 2011 – November 30, 2011	3,644,663	US$	3.49	5,565,821	US$	80,366,260
December 1, 2011 – December 30, 2011	1,200	US$	3.52	5,567,021	US$	80,362,031
Total	5,567,021	US$	3.53	5,567,021	US$	80,362,031

(1)          On September 30, 2011, we announce a share repurchase program for the repurchase of up to US$100 million worth of our ADSs from time to time over the next 12 months in the open market or in negotiated transactions.

(2)          The ADSs repurchased in the year 2011, representing 5,567,021 ordinary shares, are being held as treasury shares.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

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

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the reports of the Independent Registered Public Accounting Firm:

•                  Consolidated Balance Sheets as of December 31, 2010 and 2011

•                  Consolidated Statements of Operations for the years ended December 31, 2009, 2010 and 2011

•                  Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) for the years ended December 31, 2009, 2010 and 2011

•                  Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2010 and 2011

•                  Notes to the Consolidated Financial Statements

ITEM 19.  EXHIBITS

Exhibit Number	Description of Document

1.1

Third Amended and Restated Memorandum and Articles of Association of Yingli Green Energy Holding Company Limited (incorporated by reference to Exhibit 3.1 from our registration statement on Form F-1 (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)

2.1

Form of Registrant’s American Depositary Receipt (incorporated by reference to Exhibit 4.1 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11,2007)

2.2

Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

2.3

Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder (incorporated by reference to Exhibit 4.3 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

2.4

Amendment No. 1 to Deposit Agreement among the Registrant, the depositary and all holders from time to time of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 99.A.2 from our Post-Effective Amendment No. 1 to our registration statement on Form F-6 (File No. 333-142852), filed with the Commission on March 2, 2009)

2.5

Supplemental Agreement to Deposit Agreement among the Registrant, the depositary and all holders from time to time of American Depositary Receipts issued under the Deposit Agreement (incorporated by reference to Exhibit 99.A.2 from our Post-Effective Amendment No. 1 to our registration statement on Form F-6 (File No. 333-142852), filed with the Commission on March 2, 2009)

2.6

Trust Deed, dated January 19, 2007, between the Registrant and DBS Trustee Limited relating to the Registrant’s 2006 Stock Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 4.17 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

2 .7

Form of Indenture between the Registrant and Wilmington Trust Company, as trustee and securities agent (included on the Signature page) (incorporated by reference to Exhibit 4.18 from our registration statement on Form F-1 (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)

2.8

Rights Agreement, dated as of October 17, 2007, between Yingli Green Energy Holding Company Limited and RBC Dexia Corporate Services Hong Kong Limited, as Rights Agent, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights as Exhibit B (incorporated by reference to Exhibit 4.1 from our registration statement on Form 8-A (File No. 001-33469), as amended, initially filed with the Commission on October 17, 2007)

2.9

Amendment No. 1 to Rights Agreement, dated as of June 2, 2008, between Yingli Green Energy Holding Company Limited and RBC Dexia Corporate Services Hong Kong Limited, as Rights Agent (incorporated by reference to Exhibit 4.2 from our registration statement on Form 8-A (File No. 001-33469), as amended, filed with the Commission on June 3, 2008)

2.10

Warrant Agreement, dated as of April 7, 2009, among Yingli Green Energy Holding Company Limited, Deutsche Bank AG, Hong Kong Branch, as warrant agent, and Deutsche Bank Luxemburg S.A. as warrant registrar (incorporated by reference to Exhibit 2.23 from our annual report on Form 20-F filed with the Commission on June 15, 2009)

2.11

Indenture, dated November 28, 2008, between the Registrant and Wilmington Trust Company, as trustee (incorporated by reference to Exhibit 4.4 from our registration statement on Form F-3 (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)

4 .1	2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

Exhibit Number	Description of Document

4.2

Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.3

Joint Venture Contract of Baoding Tianwei Yingli New Energy Resources Co., Ltd., dated August 25, 2006, and Supplemental Contracts Nos. 1, 2, and 3 thereto, dated October 10, 2006, November 13, 2006 and December 18, 2006, respectively (incorporated by reference to Exhibit 10.3 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.4

Registrant’s US$20 million 10.0% Guaranteed Senior Secured Convertible Notes Due 2012, dated January 16, 2009 (incorporated by reference to Exhibit 4.6 from our annual report on Form 20-F filed with the Commission on June 15, 2009)

4.5

Indenture, dated January 16, 2009, among the Registrant, Yingli Power Holding Company Ltd. and Mr. Liansheng Miao as guarantors, Yingli Power Holding Company Ltd. as chargor and DB Trustees (Hong Kong) Limited as trustee (incorporated by reference to Exhibit 4.7 from our annual report on Form 20-F filed with the Commission on June 15, 2009)

4.6

Supplemental Indenture, dated May 21, 2009, between the Registrant and DB Trustees (Hong Kong) Limited as trustee (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F filed with the Commission on June 15, 2009)

4.7

Note Purchase Agreement, dated January 7, 2009, between the Registrant and Trustbridge Partners II, L.P. as purchaser (incorporated by reference to Exhibit 4.9 from our annual report on Form 20-F filed with the Commission on June 15, 2009)

4.8

Credit Contract, dated November 29, 2010, between Tianwei Yingli, as borrower, and The Bank of East Asia (China) Limited, Beijing Branch, as lender (incorporated by reference to Exhibit 4.8 from our annual report on form 20-F filed with the Commission on May 11, 2011)

4.9

Credit Agreement, dated January 24, 2009, between Gold Sun Day Limited as lender and Yingli Energy (China) Company Limited as borrower (incorporated by reference to Exhibit 4.11 from our annual report on Form 20-F filed with the Commission on June 15, 2009)

4.10	Guarantee and Undertaking, dated January 24, 2009, by the Registrant (incorporated by reference to Exhibit 4.12 from our annual report on Form 20-F filed with the Commission on June 15, 2009)
4.11

Share Mortgage, dated February 13, 2009, between Cyber Power Group Limited as mortgagor and Gold Sun Day limited as mortgagee (incorporated by reference to Exhibit 4.13 from our annual report on Form 20-F filed with the Commission on June 15, 2009)

4.12

Account Charge, dated February 13, 2009, between Cyber Power Group Limited as mortgagor and Gold Sun Day limited as mortgagee (incorporated by reference to Exhibit 4.14 from our annual report on Form 20-F filed with the Commission on June 15, 2009)

4.13

Security Agreement, dated February 13, 2009, between Cyber Lighting Holding Company Limited as chargor and Gold Sun Day limited as chargee (incorporated by reference to Exhibit 4.15 from our annual report on Form 20-F filed with the Commission on June 15, 2009)

4.14

Original Opco Equity Pledge dated February 13, 2009, between Cyber Power Group Limited as chargor, Fine Silicon Co., Ltd as company, and Gold Sun Day limited as chargee (incorporated by reference to Exhibit 4.16 from our annual report on Form 20-F filed with the Commission on June 15, 2009)

4.15

Loan Agreement, dated December 22, 2008, between Yingli Energy (China) Company Limited as borrower and China Development Bank as lender (incorporated by reference to Exhibit 4.17 from our annual report on Form 20-F filed with the Commission on June 15, 2009)

4.16

Agreement on Pledge of Receivables, dated December 22, 2008, between Yingli Energy (China) Company Limited as pledgor and China Development Bank as pledgee (incorporated by reference to Exhibit 4.18 from our annual report on Form 20-F filed with the Commission on June 15, 2009)

4.17

Mortgage Agreement, dated December 22, 2008, between Yingli Energy (China) Company Limited as mortgagor and China Development Bank as mortgagee (incorporated by reference to Exhibit 4.19 from our annual report on Form 20-F filed with the Commission on June 15, 2009)

Exhibit Number	Description of Document

4.18

Guarantee Agreement, dated December 22, 2008, between Baoding Tianwei Yingli New Energy Resources Co., Ltd. as guarantor and China Development Bank as guarantee (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F filed with the Commission on June 15, 2009)

4.19

Loan Contract, dated October 12, 2010, between Baoding Tianwei Yingli New Energy Resources Co., Ltd as borrower, and The Export-Import Bank of China as lender (incorporated by reference to Exhibit 4.19 from our annual report on form 20-F filed with the Commission on May 11, 2011)

4.20

Supply Agreement, dated November 13, 2006, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.29 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.21

Supply Agreement, dated August 10, 2006, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.30 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.22

Amendment No. 1 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.32 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.23

Amendment No. 2 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan (incorporated by reference to Exhibit 4.23 from our annual report on form 20-F filed with the Commission on June 25, 2010)

4.24

Supplemental Contract No. 4 to the Joint Venture Contract of Baoding Tianwei Yingli New Energy Resources Co., Ltd., dated September 28, 2007 (incorporated by reference to Exhibit 10.35 from our registration statement on Form F-1 (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)

4.25

Supply Agreement, dated July 4, 2007, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.36 from our registration statement on Form F-1 (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)

4.26

Supply Agreement, dated September 5, 2007, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.37 from our registration statement on Form F-1 (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)

4.27

Second Supplemental Indenture, dated June 15, 2009, between the Registrant and DB Trustee (Hong Kong) Limited, as trustee (incorporated by reference to Exhibit 4.35 from our annual report on Form 20-F filed with the Commission on June 15, 2009)

4.28

Supplemental Agreement, dated November 6, 2008, between Tianwei Yingli, as borrower, and the lenders and the agent thereunder, relating to the Term Facility Agreement, dated August 29, 2008, by and between the parties thereto, or the Tianwei Yingli Term Facility Agreement (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-3 (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)

4.29

Supplemental Deed, dated November 6, 2008, between the Registrant, as guarantor, and the lender and the agent under the Tianwei Yingli Term Facility Agreement, relating to the Corporate Guarantee, dated August 29, 2008, by and between the parties thereto (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-3 (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)

4.30

Loan Agreement, dated January 15, 2010, between Tianwei Yingli, as borrower, and Bank of China Limited, Baoding Branch, as lender (incorporated by reference to Exhibit 4.30 from our annual report on form 20-F filed with the Commission on May 11, 2011)

4.31

Letter of Intent, dated November 26, 2008, by and among the Registrant, Yingli Energy (China) Company Limited, Grand Avenue Group Limited, Baoding Yingli Group Company Limited and Mr. Liansheng Miao (incorporated by reference to Exhibit 10.4 from the registrant’s registration statement on Form F-3 (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)

4.32

Fixed Asset Loan Agreement, dated June 10, 2010, between Yingli China and Bank of Communications, Hebei Branch (incorporated by reference to Exhibit 4.32 from the registrant’s annual report on form 20-F filed with the Commission on May 11, 2011)

4.33*	Loan Agreement, dated March 17, 2011, between Yingli China and Bank of Communications Co., Ltd.

Exhibit Number	Description of Document

8.1*	Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from the registrant’s registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm
101.INS**	XBRL Instance Document
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB**	XBRL Taxonomy Extension Label Linkbase Document
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed with this annual report

** XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

	By:	/s/ Liansheng Miao
		Name:	Liansheng Miao
		Title:	Chairman and Chief Executive Officer
Date: April 25, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Yingli Green Energy Holding Company Limited:

We have audited the accompanying consolidated balance sheets of Yingli Green Energy Holding Company Limited and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yingli Green Energy Holding Company Limited and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2011, have been translated into United States dollars solely for the convenience of the reader.  We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(e) of the notes to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Yingli Green Energy Holding Company Limited’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 25, 2012, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/S/ KPMG

Hong Kong, China
April 25, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Yingli Green Energy Holding Company Limited:

We have audited Yingli Green Energy Holding Company Limited’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Yingli Green Energy Holding Company Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Yingli Green Energy Holding Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Yingli Green Energy Holding Company Limited and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated April 25, 2012, expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG

Hong Kong, China
April 25, 2012

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

(Amounts in thousands, except per share data)

	December 31, 2010	December 31, 2011
	RMB	RMB	US$
ASSETS

Current assets:
Cash	5,856,132	4,181,038	664,300
Restricted cash	644,928	1,432,282	227,567
Accounts receivable, net	1,909,319	2,130,377	338,483
Inventories	2,524,956	2,670,919	424,366
Prepayments to suppliers	573,937	386,939	61,478
Value-added tax recoverable	931,830	948,982	150,778
Amounts due from and prepayments to related parties	291,564	555,542	88,268
Prepaid expenses and other current assets	174,395	432,216	68,671
Total current assets	12,907,061	12,738,295	2,023,911
Long-term prepayments to suppliers	504,326	1,322,714	210,158
Property, plant and equipment, net	9,933,956	12,389,184	1,968,443
Land use rights	358,834	523,219	83,131
Intangible assets, net	160,494	110,386	17,539
Goodwill	273,666	—	—
Other assets	50,157	399,615	63,492
Total assets	24,188,494	27,483,413	4,366,674

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings, including current portion of long-term debt	5,857,878	8,225,076	1,306,833
Accounts payable	2,475,415	2,977,230	473,034
Advances from customers	1,001,292	894,021	142,045
Amounts due to related parties	84,481	242,575	38,541
Convertible senior notes	—	9,218	1,465
Senior secured convertible notes	—	130,127	20,675
Other current liabilities and accrued expenses	363,912	471,365	74,893
Total current liabilities	9,782,978	12,949,612	2,057,486
Convertible senior notes	8,121	—	—
Senior secured convertible notes	83,213	—	—
Medium-term notes	1,001,128	2,406,391	382,337
Long-term debt, excluding current portion	2,496,482	3,451,899	548,451
Reserve for inventory purchase commitments	—	771,102	122,516
Other liabilities	542,956	850,748	135,170
Total liabilities	13,914,878	20,429,752	3,245,960

Shareholders’ equity:
Ordinary shares —
Par value: US$0.01
Authorized shares: 1,000,000,000
Issued shares: 156,205,313 and 158,200,387 as of December 31, 2010 and 2011, respectively
Outstanding shares: 156,205,313 and 152,633,366 as of December 31, 2010 and 2011, respectively	11,881	12,011	1,908
Additional paid-in capital	6,412,995	6,476,123	1,028,952
Treasury stock: nil and 5,567,021 as of December 31, 2010 and 2011, respectively, at cost	—	(123,838)	(19,675)

Accumulated other comprehensive income	59,183	138,999	22,085
Retained earnings (Accumulated deficit)	1,866,813	(1,342,098)	(213,238)
Total equity attributable to Yingli Green Energy	8,350,872	5,161,197	820,032
Noncontrolling interests	1,922,744	1,892,464	300,682
Total shareholders’ equity	10,273,616	7,053,661	1,120,714

Commitments and contingencies	—	—	—

Total liabilities and shareholders’ equity	24,188,494	27,483,413	4,366,674

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Operations

(Amounts in thousands, except per share data)

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Net revenues
Sales of PV modules	7,158,441	12,276,854	14,397,086	2,287,467
Sales of PV systems	50,197	56,662	53,731	8,537
Other revenues	46,231	166,471	227,148	36,090
Total net revenues	7,254,869	12,499,987	14,677,965	2,332,094
Cost of revenues
Cost of PV modules sales	5,458,284	8,131,218	11,905,502	1,891,594
Cost of PV systems sales	39,851	49,190	43,280	6,876
Cost of other revenues	42,361	166,794	279,504	44,409
Total cost of revenues	5,540,496	8,347,202	12,228,286	1,942,879
Gross profit	1,714,373	4,152,785	2,449,679	389,215
Operating expenses
Selling expenses	347,545	780,244	818,022	129,971
General and administrative expenses	410,101	467,516	602,728	95,763
Research and development expenses	184,332	137,525	284,909	45,267
Provision for (recovery of) doubtful accounts receivable	322,668	(13,098)	38,988	6,195
Impairment of goodwill	—	—	273,382	43,436
Impairment of long-lived assets	131,177	—	2,275,024	361,465
Provision for inventory purchase commitments	—	—	851,694	135,321
Total operating expenses	1,395,823	1,372,187	5,144,747	817,418
Income (loss) from operations	318,550	2,780,598	(2,695,068)	(428,203)
Other income (expense)
Equity in losses of affiliates, net	(2,769)	(628)	(9,557)	(1,518)
Interest expense	(376,336)	(438,011)	(626,737)	(99,578)
Interest income	6,321	15,992	28,852	4,584
Foreign currency exchange gains (losses)	38,389	(338,216)	(190,475)	(30,264)
Loss on debt extinguishment	(244,744)	—	—	—
Loss from revaluation of embedded derivative	(231,345)	—	—	—
Gain on bargain purchase from an acquisition	—	—	52,202	8,294
Other income	7,373	11,764	41,593	6,608
Earnings (loss) before income taxes	(484,561)	2,031,499	(3,399,190)	(540,077)
Income tax benefit (expense)	31,831	(333,466)	133,413	21,197
Net income (loss)	(452,730)	1,698,033	(3,265,777)	(518,880)
Less: Loss (earnings) attributable to the noncontrolling interests	(78,865)	(311,257)	56,866	9,035
Net income (loss) attributable to Yingli Green Energy	(531,595)	1,386,776	(3,208,911)	(509,845)

Basic earnings (loss) per ordinary share	(3.83)	9.15	(20.46)	(3.25)

Diluted earnings (loss) per ordinary share	(3.83)	8.86	(20.46)	(3.25)

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

(Amounts in thousands, except share data)

				Accumulated		Total Yingli			Comprehensive	Comprehensive income (loss) attributable to
	Ordinary share		Additional	other		Green Energy	Non-	Total	loss attributable	the
	Numbers of shares	Amount	paid-in capital	comprehensive income	Retained earnings	shareholders’ equity	controlling interests	shareholders’ equity	to Yingli Green Energy	noncontrolling interests	Total comprehensive loss
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2009	127,447,821	9,922	3,724,358	31,207	1,011,632	4,777,119	1,395,151	6,172,270
Net income (loss)	—	—	—	—	(531,595)	(531,595)	78,865	(452,730)	(531,595)	78,865	(452,730)
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	(18,423)	—	(18,423)	(6,566)	(24,989)	(18,423)	(6,566)	(24,989)
Comprehensive income (loss)									(550,018)	72,299	(477,719)
Issuance of ordinary shares upon vesting of restricted shares	530,212	36	(36)	—	—	—	—	—
Issuance of ordinary shares upon exercise of stock options	159,417	11	4,341	—	—	4,352	—	4,352
Share-based compensation	—	—	37,442	—	—	37,442	38,585	76,027
Establishment of new subsidiaries with noncontrolling interests							44,750	44,750
Issuance of ordinary shares	18,390,000	1,257	1,551,926	—	—	1,553,183	—	1,553,183
Conversion of senior secured convertible notes	2,000,000	137	59,459	—	—	59,596	—	59,596
Fair value of conversion feature of First Tranche of senior secured convertible notes	—	—	170,893	—	—	170,893	—	170,893
Beneficial conversion feature of Second Tranche of senior secured convertible notes	—	—	201,210	—	—	201,210	—	201,210
Fair value of ADM warrants	—	—	381,297	—	—	381,297	—	381,297
Balance as of December 31, 2009	148,527,450	11,363	6,130,890	12,784	480,037	6,635,074	1,550,785	8,185,859

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) (Continued)

(Amounts in thousands, except share data)

				Accumulated		Total Yingli			Comprehensive	Comprehensive income attributable to
	Ordinary share		Additional	other		Green Energy	Non-	Total	income attributable	the	Total
	Numbers of shares	Amount	paid-in capital	comprehensive income	Retained earnings	shareholders’ equity	controlling interests	shareholders’ equity	to Yingli Green Energy	noncontrolling interests	comprehensive income
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010	148,527,450	11,363	6,130,890	12,784	480,037	6,635,074	1,550,785	8,185,859
Net income	—	—	—	—	1,386,776	1,386,776	311,257	1,698,033	1,386,776	311,257	1,698,033
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	46,321	—	46,321	(10,499)	35,822	46,321	(10,499)	35,822
Cash flow hedging derivatives, net of nil tax	—	—	—	78	—	78	(32)	46	78	(32)	46
Comprehensive income									1,433,175	300,726	1,733,901
Issuance of ordinary shares upon vesting of restricted shares	527,764	36	(36)	—	—	—	—	—
Issuance of ordinary shares upon exercise of stock options	139,200	9	4,040	—	—	4,049	—	4,049
Share-based compensation	—	—	63,520	—	—	63,520	11,233	74,753
Conversion of senior secured convertible notes	6,000,688	405	214,649	—	—	215,054	—	215,054
Issuance of ordinary shares upon exercise of ADM warrants	1,010,211	68	(68)	—	—	—	—	—
Capital injection from a subsidiary’s noncontrolling interests holder	—	—	—	—	—	—	60,000	60,000
Balance as of December 31, 2010	156,205,313	11,881	6,412,995	59,183	1,866,813	8,350,872	1,922,744	10,273,616

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) (Continued)

(Amounts in thousands, except share data)

	Ordinary share		Additional		Accumulated other		Total Yingli Green Energy	Non-	Total	Comprehensive loss attributable to	Comprehensive loss attributable to the	Total
	Numbers of shares	Amount	paid-in capital	Treasury Stock	comprehensive income	Retained earnings	shareholders’ equity	controlling interests	shareholders’ equity	Yingli Green Energy	noncontrolling interests	comprehensive loss
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011	156,205,313	11,881	6,412,995		59,183	1,866,813	8,350,872	1,922,744	10,273,616
Net loss	—	—	—	—		(3,208,911)	(3,208,911)	(56,866)	(3,265,777)	(3,208,911)	(56,866)	(3,265,777)
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	—	79,247	—	79,247	(9,081)	70,166	79,247	(9,081)	70,166
Cash flow hedging derivatives, net of nil tax	—	—	—	—	569	—	569	(13)	556	569	(13)	556
Comprehensive loss										(3,129,095)	(65,960)	(3,195,055)
Comprehensive loss —US$										(497,163)	(10,480)	(507,643)
Issuance of ordinary shares upon vesting of restricted shares	525,764	35	(35)	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of stock options	25,250	2	599	—	—	—	601	—	601
Share-based compensation	—	—	62,657	—	—	—	62,657	11,201	73,858
Issuance of ordinary shares upon exercise of ADM warrants	1,444,060	93	(93)	—	—	—	—	—	—
Share repurchase	—	—	—	(123,838)	—	—	(123,838)	—	(123,838)
Acquisition of a subsidiary	—	—	—	—	—	—	—	33,050	33,050
Profit distribution by a subsidiary	—	—	—	—	—	—	—	(8,571)	(8,571)
Balance as of December 31, 2011	158,200,387	12,011	6,476,123	(123,838)	138,999	(1,342,098)	5,161,197	1,892,464	7,053,661
Balance as of December 31, 2011—US$		1,908	1,028,952	(19,675)	22,085	(213,238)	820,032	300,682	1,120,714

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Cash flow from operating activities:
Net income (loss)	(452,730)	1,698,033	(3,265,777)	(518,880)

Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	343,381	471,159	826,798	131,365
Amortization of intangible assets	56,386	48,814	50,108	7,961
Gain on bargain purchase from an acquisition	—	—	(52,202)	(8,294)
Loss on disposal of property, plant and equipment	1,483	15,571	24,728	3,929
Provision for (recovery of) doubtful accounts receivable	322,668	(13,098)	38,988	6,195
Loss on sale of accounts receivable	5,891	6,270	2,279	362
Write-down of inventories to net realizable value	9,590	16,467	469,872	74,655
Equity in losses of affiliates, net	2,769	628	9,557	1,518
Land use rights expense	7,995	9,326	32,478	5,160
Loss on debt extinguishment	244,744	—	—	—
Amortization of debt discount	54,554	105,626	—	—
Amortization of debt issuance cost	19,977	22,887	24,311	3,862
Share-based compensation	76,027	74,753	73,858	11,734
Deferred income tax benefit	(135,253)	(15,071)	(315,150)	(50,071)
Accreted interest on convertible senior notes and senior secured convertible notes	141,270	173,656	54,658	8,684
Foreign currency exchange losses (gains), net	(2,247)	51,520	(9,907)	(1,574)
Changes in fair value of financial instruments	25,316	1,513	(3,963)	(631)
Loss from revaluation of embedded derivative	231,345	—	—	—
Impairment of goodwill	—	—	273,382	43,436
Provision for inventory purchase commitments	—	—	851,694	135,321
Impairment of long-lives assets	131,177	—	2,275,024	361,465
Changes in operating assets and liabilities, net of the effect of acquisition:
Restricted cash related to purchase of inventory and other operating activities	(47,676)	(222,501)	272,841	43,350
Accounts receivable	(636,370)	(145,634)	(259,458)	(41,224)
Inventories	902,477	(449,156)	(138,321)	(21,977)
Prepayments to suppliers	(38,070)	(244,462)	(923,951)	(146,801)
Prepaid expenses and other current assets	(37,856)	(18,092)	(263,695)	(41,896)
Value-added tax recoverable	161,057	(631,302)	(17,152)	(2,725)
Amounts due from and prepayments to related parties	(264,882)	(235,545)	(347,499)	(55,212)
Accounts payable	840,817	541,474	317,526	50,450
Other current liabilities and accrued expenses	116,359	105,471	48,841	7,762
Advances from customers	(21,332)	970,260	(137,271)	(21,810)
Other liabilities	57,849	96,885	270,138	42,921
Amounts due to related parties	11,495	64,299	158,094	25,119
Net cash provided by operating activities	2,128,211	2,499,751	340,829	54,154

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

(Amounts in thousands)

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

Cash flows from investing activities
Government grants for property, plant and equipment	23,690	102,480	125,599	19,956
Purchase of property, plant and equipment	(2,255,154)	(3,077,582)	(4,838,729)	(768,797)
Restricted cash related to purchase of property, plant and equipment	(485,484)	(735,452)	(548,637)	(87,170)
Payments for land use rights	(284,277)	(33,900)	(174,032)	(27,651)
Proceeds from disposal of an affiliate	3,000	—	—	—
Cash paid for the acquisition of Cyber Power, net of cash acquired	(328,232)	—	—	—
Equity investments	(6,600)	(10,000)	(23,707)	(3,767)
Cash acquired from the acquisition of a subsidiary, net of cash paid	—	—	54,851	8,715
Cash paid for acquisition of a subsidiary , net of cash acquired	—	(408)	—	—
Loans made to related parties	—	—	(100,000)	(15,888)
Cash proceeds from repayment of loans made to related parties	390	—	—	—
Net cash used in investing activities	(3,332,667)	(3,754,862)	(5,504,655)	(874,602)

Cash flows from financing activities
Proceeds from short-term borrowings	3,482,487	6,386,843	7,034,958	1,117,742
Proceeds from long-term debt	1,073,598	2,548,854	3,722,292	591,413
Repayment of short-term borrowings	(2,952,688)	(4,678,764)	(6,344,037)	(1,007,965)
Repayment of long-term borrowings	(54,618)	(112,100)	(968,990)	(153,957)
Proceeds from structured loan	341,795	—	—	—
Repayment of structured loan	(341,620)	—	—	—
Proceeds from issuance of ordinary shares	1,553,183	—	—	—
Proceeds from exercise of options	877	4,049	601	95
Restricted cash related to guarantee of bank borrowings	(167,774)	—	(1,007,522)	(160,080)
Contribution from noncontrolling interest holders	42,250	60,000	—	—
Proceeds from (Repayment of) borrowings from Yingil Hainan’s 30% equity owner	60,000	90,000	(150,000)	(23,833)

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

(Amounts in thousands)

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

Proceeds from borrowings from related parties	100,000	—	—	—
Repayment of borrowings from related parties	(100,000)	—	—	—
Proceeds from issuance of senior secured convertible notes, net of issuance cost of RMB 2,344	335,585	—	—	—
Payment for the repurchase of the convertible senior notes	—	(1,327,623)	—	—
Dividend paid to noncontrolling interests	—	(10,956)	(8,571)	(1,362)
Net proceeds from issuance of medium-term notes	—	995,823	1,400,000	222,437
Payment for share repurchase	—	—	(123,838)	(19,675)
Net cash provided by financing activities	3,373,075	3,956,126	3,554,893	564,815
Effect of foreign currency exchange rate changes on cash	(29,447)	(92,969)	(66,161)	(10,513)
Net increase (decrease) in cash	2,139,172	2,608,046	(1,675,094)	(266,146)
Cash at beginning of year	1,108,914	3,248,086	5,856,132	930,446
Cash at end of year	3,248,086	5,856,132	4,181,038	664,300

Supplemental disclosure of cash flow information:

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

Interest paid, net of capitalized interest	103,535	114,051	445,960	70,856
Income tax paid	68,882	296,824	400,970	63,708
Non-cash investing and financing transactions:
Payables for purchase of property, plant and equipment	525,180	598,378	769,956	122,334
Grants for purchase of property, plant and equipment paid to suppliers by the government	98,430	—	—	—
Payables for purchase of land use right	13,600	—	—	—
Conversion of senior secured convertible notes to ordinary shares	28,706	123,478	—	—
Contribution of intangible assets from noncontrolling interest holders	2,500	—	—	—
Conversion of loan to Yingli Power to purchase price consideration of Cyber Power acquisition	37,230	—	—	—

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

(1)                      Organization and Description of Business

Yingli Green Energy Holding Company Limited (“Yingli Green Energy”) is incorporated in the Cayman Islands and was established on August 7, 2006. Yingli Green Energy and its subsidiaries (collectively, the “Company”) are principally engaged in the design, development, marketing, manufacture, installation and sale of photovoltaic (“PV”) products in the People’s Republic of China (“PRC”) and overseas markets.

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

(c)                       Significant Concentrations and Risks

Revenue concentrations

The Company’s business depends substantially on government incentives given to its customers.  In many countries in which the Company sells its products, the market of the Company’s products would not be commercially viable on a sustainable basis without government incentives.  This is largely in part caused by the cost of generating electricity from solar power currently exceeding and that is expected to continue to exceed the costs of generating electricity from conventional energy sources. The Company generated approximately 97%, 96% and 100% of its total net revenues for the years ended December 31, 2009, 2010 and 2011, respectively, from sales to customers in countries with known government incentive programs for the use of solar products. A significant reduction in the scope or discontinuation of government incentive programs would have a materially adverse effect on the demand of the Company’s products.

A significant portion of the Company’s net revenues are from customers located in Germany, the United States of America (“USA”) and Peoples’ Republic of China (“PRC”).  Revenues from customers located in Germany, USA and PRC are as follows:

	Year ended
	December 31, 2009	% of net revenue	December 31, 2010	% of net revenue	December 31, 2011		% of net revenue
	RMB		RMB		RMB	US$

Germany	4,575,675	63%	7,078,239	57%	6,595,109	1,047,857	45%
USA	147,383	2%	1,216,962	10%	2,137,219	339,570	15%
PRC	328,505	5%	745,917	5%	3,287,904	522,395	22%
Total	5,051,563	70%	9,041,118	72%	12,020,232	1,909,822	82%

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

Sales to one major customer, which exceeded 10% of the Company’s net revenue in 2009 and 2010, are as follows:

		Year ended December 31,
	Location	2009	% of net revenue	2010	% of net revenue	2011		% of net revenue
		RMB		RMB		RMB	US$

Customer A	Germany	1,223,529	17%	1,501,037	12%	1,240,351	197,072	8%

Accounts receivable from the above customer is as follows:

		December 31,
	Location	2010	2011
		RMB	RMB	US$

Customer A	Germany	68,148	24,254	3,854

Accounts receivable concentrations

A significant portion of the Company’s outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2010, accounts receivable from one individual customer accounted for approximately 10.4% of total outstanding accounts receivable, net.  As of December 31, 2011, there was no individual customer with accounts receivable balance in excess of 10% of the Company’s total accounts receivable, net.

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

In order to secure a stable supply of polysilicon and other raw materials, the Company makes prepayments to certain suppliers.  Such amounts are recorded as prepayments to suppliers, prepayments to related party suppliers (included in amounts due from and prepayments to related parties), and long-term prepayments to suppliers in the Company’s consolidated balance sheets and amounted to RMB 1,175,829 and 1,866,879 (US$296,617) as of December 31, 2010 and 2011, respectively.  The Company makes the prepayments without receiving collateral for such payments.  As a result, the Company’s claims for such prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of the suppliers. As of December 31, 2010 and December 31, 2011, advances made to individual suppliers in excess of 10% of total prepayments to suppliers are as follows:

		December 31,
	Location	2010	2011
		RMB	RMB	US$
Supplier A	Singapore	—	217,381	34,539
Supplier B	South Korea	129,666	332,962	52,902
Supplier C	Germany	591,816	875,645	139,126
Total		721,482	1,425,988	226,567

The Company obtains some equipment used in its manufacturing process from a small number of selected equipment suppliers. In addition, some equipment has been customized based on the Company’s specifications, is not readily available from multiple vendors and would be difficult to repair or replace. If any of these suppliers were to experience financial difficulties or go out of business, the Company may have difficulties in repairing or replacing its equipment in the event of any damage to the manufacturing equipment or a breakdown of the production process. The Company’s ability to deliver products timely would suffer, which in turn could result in order cancellations and loss of revenue.  A supplier’s failure to deliver the equipment in a timely manner with adequate quality and on terms acceptable to the

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

Company could delay its capacity expansion of manufacturing facilities and otherwise disrupt its production schedule or increase its costs of production.  The Company also made deposits of RMB 341,198 and RMB 473,974 (US$75,307) as of December 31, 2010 and 2011, respectively, for the purchase of equipment without receiving collateral for such payments.  As a result, the Company’s claims for such payments would rank only as an unsecured claim, which exposes the Company to the credit risks of the equipment suppliers.

Concentrations of cash balances held at financial institutions

Cash balances include:

	December 31, 2010		December 31, 2011
	Original currency	RMB equivalents	Original currency	RMB equivalents
Cash held by financial institutions located in:
PRC:
Denominated in RMB	3,675,875	3,675,875	2,391,014	2,391,014
Denominated in U.S. dollar (US$)	229,668	1,521,020	197,529	1,244,612
Denominated in European monetary unit (EURO)	50,353	443,430	15,693	128,091
Hong Kong Special Administrative Region (the “HK SAR”):
Denominated in U.S. dollar (US$)	369	2,443	22,037	138,851
Denominated in EURO	—	—	1,583	12,919
Singapore:
Denominated in U.S. dollar (US$)	—	—	282	1,776
Denominated in Singapore dollar (SGD)	—	—	111	539
Europe:
Denominated in US$	57	377	127	799
Denominated in EURO	19,759	174,006	20,546	167,703
US:
Denominated in US$	5,584	36,982	14,477	91,218
Total cash held by financial institutions		5,854,133		4,177,522

Restricted cash held by financial institutions located in the PRC:
Denominated in RMB	577,900	577,900	1,372,682	1,372,682
Denominated in US$	7,905	52,353	6,488	40,883
Denominated in EURO	1,666	14,675	2,293	18,717
Total restricted cash		644,928		1,432,282

As of December 31, 2010 and December 31, 2011, there were cash balances at three PRC individual financial institutions that each held cash balances in excess of 10% of the Company’s total cash balances, which collectively accounted for approximately 45.1% and 56.8% of the Company’s total cash balances, respectively.

Management believes that these financial institutions are of high credit quality.

(d)                  Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities as well as with respect to the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the allocation of the purchase price for the Company’s business acquisitions, the estimated useful lives of property, plant and equipment and intangibles with definite lives, recoverability of the carrying values of property, plant and equipment, goodwill and intangible assets, the fair value of share-based payments, allowances for doubtful receivables, realizable value of inventories, prepayments and deferred income tax assets, the fair value of financial and equity instruments, warranty obligations and provision for inventory purchase commitments. Actual results could differ from those estimates.

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

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the People’s Bank of China (“PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

For the convenience of readers, certain 2011 RMB amounts have been translated into U.S. dollar amounts at the rate of RMB 6.2939 to US$1.00, the noon buying rate in the City of New York for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of December 31, 2011. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2011, or at any other date.

(f)                         Cash and Restricted Cash

Cash consists of cash on hand, cash in bank accounts, and interest bearing savings accounts.

Restricted cash of RMB 644,928 and RMB 1,432,282 (US$227,567) as of December 31, 2010 and 2011, respectively, represents bank deposits for securing letters of credit and letters of guarantee granted to the Company, primarily for the purchase of inventory and equipment and the guarantee of the offshore bank borrowings. Such letters of credit and letters of guarantee expire within one year.

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

Sale of Accounts Receivable

In 2010 and 2011, the Company entered into agreements to sell without recourse certain accounts receivable to several PRC banks. The buyer is responsible for servicing the receivables. The accounts receivables were determined to be legally isolated from the Company and its creditors, even in the event of bankruptcy or other receivership and the Company has surrendered control over the transferred receivables. As a result, the accounts receivables were considered sold and were therefore derecognized. The Company received proceeds from the sale of accounts receivable of RMB 1,684,959 and RMB 343,865 (US$54,635) for the years ended December 31, 2010 and 2011, respectively, and has included the proceeds in net cash provided by operating activities in the consolidated statements of cash flows. The Company recorded a loss on the sale of accounts receivable of RMB 6,270 and RMB 2,279 (US$362) for the years ended December 31, 2010 and 2011, respectively, which is included in general and administrative expense.

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

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

(i)                         Prepayments to Suppliers

Advance payments for the future delivery of raw materials are made based on written purchase orders detailing product, quantity, pricing and are classified as “prepayments to suppliers” in the consolidated balance sheets. The Company’s supply contracts grant the Company the right to inspect products prior to acceptance. The balance of the “prepayments to suppliers” is reduced and reclassified to ‘‘inventories’’ when inventory is received and passes quality inspection. Such reclassifications of RMB 537,008, RMB 424,044 and RMB 476,113 (US$75,647) for the years ended December 31, 2009, 2010 and 2011, respectively, are not reflected as cash outflows from operating activities.  As of December 31, 2010 and 2011, prepayments to suppliers of RMB 504,326 and RMB 1,322,714 (US$210,158), respectively, representing the portion expected to be utilized after twelve months have been classified as “long-term prepayments to suppliers” in the consolidated balance sheets and relate to prepayments to suppliers for long-term supply agreements with deliveries scheduled to commence beyond the next twelve months at each respective balance sheet date.

(j)                         Long-lived Assets

Property, Plant and Equipment

Property, plant and equipment are stated at cost.  Depreciation is provided over the estimated useful lives of the asset, taking into consideration any estimated residual value, using the straight-line method.  When items are retired or otherwise disposed of, income is charged or credited for the difference between net book value and proceeds received thereon. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized.  The estimated useful lives of property, plant and equipment are as follows:

Buildings	30 years
Machinery and equipment	4 -10 years
Furniture and fixtures	3 -5 years
Motor vehicles	8 -10 years

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

Goodwill and Other Intangible Assets

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill and trademarks, which have an indefinite useful life are not amortized, but instead are tested for impairment at least annually.

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

The Company’s amortizable intangible assets also include long-term supplier agreements related to polysilicon supply agreements with delivery periods from 5 to 10 years commencing in 2009.

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

considered necessary. In 2009, due to the decrease in the price of polysilicon, the Company recognized an impairment loss for the remaining book value of the long-term supply agreements. In 2011, the Company recognized an impairment loss of RMB 2,275,024 (US$361,465) for property, plant and equipment. See note (5) to the consolidated financial statements.

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

The Company performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. In 2011, the Company recognized an impairment loss of RMB 273,382 (US$43,436) on the goodwill. See note (23) to the consolidated financial statements.

Government grant

Government grants are recognized in the balance sheet initially when there is reasonable assurance that they will be received and that the Company will comply with the conditions attaching to them.

For the year ended December 31, 2010, the Company received government grants of RMB 102,480 related to the construction of the solar power plants and recognized them as other current liabilities and long-term other liabilities of RMB 31,600 and RMB 70,880, respectively.

For the year ended December 31, 2011, the Company received government grants of RMB 125,599 (US$ 19,956) related to the construction of the solar power plants and the procurement of machineries, which were recognized as long-term other liabilities.

These grants are amortized as the related assets are depreciated or amortized. The grants amortized amounted to nil, nil and RMB 9,484 (US$1,507) for the year ended December 31, 2009, 2010 and 2011, respectively.

(k)                      Land Use Rights

Land use rights represent the cost of rights to use land in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of the rights of 45 - 50 years.

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

The Company recognizes a loss when there is a loss in value of an equity investment which is other than a temporary decline. The process of assessing and determining whether an impairment on a particular equity investment is other than temporary requires a significant amount of judgment. To determine whether an impairment is other-than-temporary, management considers whether the Company has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary.  Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to year-end, and forecasted performance of the investee. In 2011, the Company recognized an impairment loss of RMB 8,720 (US$1,385) on its equity investment. See note (8) to the consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

(m)                   Statutory Reserves

In accordance with the relevant laws and regulations of the PRC, PRC enterprises are required to transfer 10% of their after tax profit, as determined in accordance with PRC accounting standard and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the enterprise. The transfer to this general reserve fund must be made before distribution of dividends can be made.  As of December 31, 2010 and 2011, the PRC subsidiaries of the Company had appropriated RMB 378,964 and RMB 405,512 (US$64,429), respectively, to the general reserve fund, which is restricted from being distributed to the Company, and if applicable, to the noncontrolling interests.

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

(o)                      Share-based Payment

The Company applies FASB ASC Topic 718, Compensation - Stock Compensation (“ASC Topic 718”) for share-based payments. Under ASC 718, the Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period.  The Company estimates grant date fair value using the Black-Scholes-Merton option-pricing model. The Company applies the fair value method for equity instrument issued to non-employee under FASB ASC Topic 505-50, Equity-based Payments to Non-employees (“ASC Topic 505-50”).

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

(q)                      Research and Development

Research and development costs are expensed as incurred.

Research and development costs are incurred during the period the Company is developing new products or refining existing products or technologies. Its research and development costs consist primarily of compensation and related costs for personnel, material, supplies, equipment depreciation and laboratory testing costs. These costs are expensed as incurred until the products have been developed and tested and are ready for production and sale.

(r)                        Employee Benefits Plans

Pursuant to the relevant PRC regulations, the Company is required to make contributions for each employee at a rate of 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement program organized by the local Social Security Bureau. In addition, the Company is also required to make contributions for each employee at rates of 7.5%-10%, 1%-2% and 6.6%-13.6% of standard salary base for medical insurance benefits, unemployment and other statutory benefits, respectively.  Total amount of contributions for the years ended December 31, 2009, 2010 and 2011 was RMB 27,128, RMB 76,161 and RMB 177,714 (US$28,236), respectively.

(s)                        Warranty Cost

Before September 30, 2011, the Company’s multicrystalline PV modules are typically sold with a two or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. With effect from October 1, 2011, the Company implemented a new and improved warranty terms for multicrystalline PV module that guarantees 91.2% and 80.7% of initial power generation capacity for 10 years and 25 years, respectively. Further, in respect of monocrystalline Panda PV module, the Company guarantees 98.0%, 92.0% and 82.0% of initial power generation for the first year, 10 years and 25 years, respectively. In addition, based on customers’ specific requirements, the Company provides the multicrystalline PV modules with linear-based warranty which guarantees each year’s power output during the twenty-five-year warranty period. The Company bears the risk of warranty claims long after the Company has sold its products and recognized revenues. The Company has sold PV modules since January 2003, and none of the Company’s PV modules has been in use for the entire warranty periods. In connection with the Company’s PV system sales in the PRC, the Company provides a one- to five- year warranty against defects in the Company’s modules, storage batteries, controllers and inverters.

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

Actual warranty costs are charged against the accrued warranty liability. Warranty expense is recorded as selling expense.

Changes in the carrying amount of accrued warranty liability are as follows:

	Year Ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Beginning balance	123,649	189,233	303,641	48,243
Warranty expense for the current year	72,747	125,155	154,092	24,483
Warranty costs incurred or claimed	(7,163)	(10,747)	—	—
Total accrued warranty cost	189,233	303,641	457,733	72,726
Less: accrued warranty cost, current portion	14,789	22,469	32,383	5,145
Accrued warranty cost, excluding current portion	174,444	281,172	425,350	67,581

(t)                         Firm Purchase Commitment

The Company entered into several long-term fixed price contracts to purchase polysilicon to ensure an adequate supply of polysilicon to operate its plants.  These contracts represent firm purchase commitments which are evaluated for potential market value losses. The Company estimates a loss on these firm purchase commitments based on the lower of cost or market with reference to the estimated future sales price of PV modules.  In 2011, the Company recognized a provision for inventory purchase commitments of RMB 851,694 (US$135,321). See note (17) to the consolidated financial statements.

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

The Company recognizes in the consolidated financial statements the impact of an unrecognized tax benefit, if the position is not more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax benefits are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.  The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as interest expense and a component of general and administrative expenses, respectively, in the consolidated statements of operations.

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

(z)                        Recently Issued Accounting Standards

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards (IFRS). The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. The Company will implement the provisions of ASU 2011-11 for reporting periods starting January 1, 2013 and does not expect the adoption of ASU 2011-11 will result in any material impact on its consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under this ASU, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. The ASU eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply the ASU retrospectively. Early adoption is permitted. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive income in Accounting Standards Update 2011-05. The Company plans to implement the provisions of ASU 2011-05 by presenting a single consolidated statement of comprehensive income in 2012.

In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. The Company expects that the adoption of ASU 2011-04 in 2012 will not have a material impact on its consolidated financial statements.

(3)                     Accounts Receivable

Accounts receivable is summarized as follows:

	December 31,
	2010	2011
	RMB	RMB	US$

Accounts receivable	2,218,801	2,473,683	393,029
Less: Allowance for doubtful accounts	(309,482)	(343,306)	(54,546)
Total accounts receivable, net	1,909,319	2,130,377	338,483

The following table presents the movement of the allowance for doubtful accounts:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

Beginning balance	(986)	(323,025)	(309,482)	(49,172)
Additions	(322,668)	(788)	(45,612)	(7,246)
Reversal of allowance for doubtful accounts	—	13,886	6,624	1,051
Write-off of accounts receivable charged	629	445	5,164	821
Ending balance	(323,025)	(309,482)	(343,306)	(54,546)

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally 3 months from the date of billing. For certain customers the Company requires an advance payment before the sale is made.  Such advance payments are reported as “advances from customers” in the Company’s consolidated balance sheets and amounted to RMB 1,001,292 and RMB 894,021 (US$142,045) as of December 31, 2010 and 2011, respectively.  The Company also requires certain customers to secure payment by a letter of credit issued by the customers’ banks.  Letters of credit have terms less than 90 days. Until the letter of credit is drawn and the amount is paid, the amount due from the customer is recorded as accounts receivable. As of December 31, 2010 and 2011, 91% and 44%, respectively, of accounts receivable were denominated in currencies other than the RMB.

(4)                       Inventories

Inventories by major category consist of the following:

	December 31,
	2010	2011
	RMB	RMB	US$
Raw materials	1,182,606	628,818	99,909
Work-in-progress	588,582	346,126	54,994
Finished goods	753,768	1,695,975	269,463
Total inventories	2,524,956	2,670,919	424,366

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

Provisions to write-down the carrying amount of obsolete inventory to its estimated net realizable value amounted to RMB 9,590, RMB 16,467 and RMB 469,872 (US$74,655) for the years ended December 31, 2009, 2010 and 2011, respectively, and were recorded as cost of revenues in the consolidated statements of operations.

(5)                      Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
	2010	2011
	RMB	RMB	US$

Buildings	1,413,575	2,247,643	357,115
Machinery and equipment	6,974,703	11,589,915	1,841,452
Furniture and fixtures	31,302	84,562	13,436
Motor vehicles	64,102	89,563	14,230
Construction in progress	2,473,924	2,488,762	395,424
Total property, plant and equipment	10,957,606	16,500,445	2,621,657

Less: Accumulated depreciation	(1,023,650)	(1,836,237)	(291,749)
Less: Impairment	—	(2,275,024)	(361,465)
Total property, plant and equipment, net	9,933,956	12,389,184	1,968,443

For the year ended December 31, 2011, given the continuing decline in the spot market price of polysilicon, the Company recorded an impairment loss of RMB 2,275,024 (US$361,465) for property, plant, and equipment with respect to the production of polysilicon based on the present value of expected future cash flows discounted at the weighted average cost of capital.

Depreciation expense on property, plant and equipment was allocated to the following expense items:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

Cost of revenues	319,049	432,989	754,977	119,954
Selling expenses	303	1,817	993	158
General and administrative expenses	15,282	24,223	36,473	5,795
Research and development expenses	8,747	12,130	34,355	5,458
Total depreciation expense	343,381	471,159	826,798	131,365

The Company capitalized interest costs as a component of the cost of construction in progress as follows:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

Interest cost capitalized	144,179	272,369	202,138	32,117
Interest cost charged to income	376,336	438,011	626,737	99,578
Total interest cost incurred	520,515	710,380	828,875	131,695

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

Foreign Currency

The Company’s principal operating subsidiaries, Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”) and Yingli Energy (China) Co., Ltd. (“Yingli China”) are located in the PRC with the Renminbi being its functional currency. However, the majority of these two entity’s sales are in currencies other than Renminbi, primarily the EURO and US$. Any depreciation of the EURO or US$ against the Renminbi will generally result in foreign exchange losses and adversely affect the Company’s results of operations. With an aim to reduce its risk exposure, the Company, on a selected basis, enters into forward contracts with financial institutions to forward sell EURO or USS$ when it entered into certain sales contracts denominated in EURO or US$ through its PRC operating subsidiaries. Some of these foreign currency forward contracts are qualified as foreign currency cash flow hedges at inception, and thus the change in the fair value of these hedge contracts were initially recognized in accumulated other comprehensive income and reclassified into the consolidated statements of operations in the period that the sale of the related hedged item is recognized or when hedge accounting is discontinued if the foreign currency forward contracts are no longer effective in offsetting cash flows attributable to the hedged risk. During the year ended December 31, 2010, the Company entered into foreign currency forward contracts with a notional amount of EURO 159,580, against its EURO denominated sales. During the year ended December 31, 2011, the Company entered into foreign currency forward contracts with a notional amount of EURO 76,680 and US$ 48,000 against its EURO and US$ denominated sales, respectively.  As of December 31, 2010 and 2011, the Company had outstanding foreign currency forward contracts with notional amounts of EURO 50,040 and US$ 48,000, respectively.

Interest

The Company’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its business operation and expansion, the Company’s PRC operating subsidiaries will obtain short-term and long-term bank borrowings. Some of bank borrowings carry variable interest rates. Interest expenses on these banking borrowings may increase as a result of change in market interest rates. With an aim to reduce its interest rate exposure, the Company entered into one long-term interest rate swap contract, with notional amount of US$70,000, in 2009. As of December 31, 2010 and 2011, the Company had outstanding interest rate swap contracts with notional amounts of US$ 54,000 and US$ 45,000, respectively.

Balance Sheet Classification

The following summarizes the fair values and location in the consolidated balance sheet of all derivatives held by the Company as of December 31, 2010 and 2011:

		Fair Value
	Balance Sheet Classification	2010	2011
		RMB	RMB	US$
Assets:
Foreign currency contract	Prepaid expenses and other current assets	3,834	490	78
Total derivatives designated as hedges		3,834	490	78

Liability:
Interests rate swap	Other liabilities	30,663	23,370	3,713
Total derivatives not designated as hedges		30,663	23,370	3,713

Cash Flow Hedge Loss or Gain Recognition

The following summarizes the loss (gain), recognized in the consolidated statement of operations, of derivatives designated and qualifying as cash flow hedges for the years ended December 31, 2009, 2010 and 2011:

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

Derivatives in Cash Flow Hedging Relationships	Amount of Loss (Gain) Recognized in Other Comprehensive Income		Location of Loss (Gain) Reclassified from Other Comprehensive Income into Income/Loss	Amount of Loss (Gain) Reclassified from Other Comprehensive Income into Income/Loss		Amount of Loss Recognized in Loss on Derivative (ineffective portion)
	RMB	US$		RMB	US$	RMB	US$
2009
Foreign currency contracts	12,640	—	Foreign currency exchange losses	12,640	—	33,003	—

2010
Foreign currency contracts	54,679	—	Foreign currency exchange losses	54,601	—	—	—

2011
Foreign currency contracts	(18,441)	(2,930)	Foreign currency exchange losses	(17,872)	(2,840)	—	—

Other Derivatives Gains (Losses) Recognition

The following summarizes the losses and the location in the consolidated statements of operations of derivatives not designated as hedging instruments for the years ended December 31, 2009, 2010 and 2011:

	Location of Loss Recognized in Income on Derivative	Amount of Loss Recognized in Income on Derivative
		2009	2010	2011
		RMB	RMB	RMB	US$
Derivatives Not Designated as Hedging Instruments

Foreign currency contracts	Foreign currency exchange losses	(1,420)	—	—	—
Interest rate swap	Interest expense	(22,986)	(22,945)	(8,481)	(1,347)
Total		(24,406)	(22,945)	(8,481)	(1,347)

(7)                     Fair Value Measurements

(a)                    Fair Value Hierarchy

In accordance with ASC Topic 820, Fair Value Measurements and Disclosures (ASC Topic 820), the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

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

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2010 and 2011:

		Fair value measurements at
		December 31, 2010
		Quoted prices
		in active	Significant
		markets for	other	Significant
		identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2010	(Level 1)	(Level 2)	(Level 3)
Assets:
Foreign currency forward contract	3,834	—	3,834	—
Total	3,834	—	3,834	—

Liabilities:
Interests rate swap contract	30,663	—	—	30,663
Total	30,663	—	—	30,663

		Fair value measurements at
		December 31, 2011
		Quoted prices
		in active	Significant
		markets for	other	Significant
		identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2011	(Level 1)	(Level 2)	(Level 3)
Assets:
Foreign currency forward contract	490	—	490	—
Total	490	—	490	—

Liabilities:
Interests rate swap contract	23,370	—	—	23,370
Total	23,370	—	—	23,370

The following table presents the Company’s activity for liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in ASC Topic 820 for the year ended December 31, 2009, 2010 and 2011:

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

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

Liabilities
Interest rate swap
Balance at December 31, 2009	22,986
Total realized and unrealized losses:
Included in income	22,945
Included in other comprehensive income	—
Settlement	(15,268)
Balance at December 31, 2010	30,663
Total losses for 2010:
included in income attributable to the change in unrealized losses relating to liabilities held at December 31, 2010	7,677

Liabilities
Interest rate swap
Balance at December 31, 2010	30,663
Total realized and unrealized losses:
Included in income	8,481
Included in other comprehensive income	—
Settlement	(15,774)
Balance at December 31, 2011	23,370
Total gain for 2011:
included in income attributable to the change in unrealized gain relating to liabilities held at December 31, 2011	(7,293)

The following table presents fair value measurements of assets and liabilities that are measured at fair value on a nonrecurring basis at December 31, 2011:

		Quoted
		prices in
		active	Significant
		markets for	other	Significant
	December	identical	observable	unobservable
	31,	assets	inputs	inputs
Description	2011	(Level 1)	(Level 2)	(Level 3)		Total losses
Property, plant and equipment, net	12,389,184	—	—	12,389,184		2,275,024
Goodwill	—	—	—	Nil	(*)	273,382

* As further described in note (23), the Company recorded a full impairment of its goodwill based on its estimated implied fair value of nil as of December 31, 2011. The estimated implied fair value was determined based on certain Level 3 unobservable inputs.

(b)                    Fair Value of Financial Instruments

Management used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet dates:

•                 Short-term financial instruments (cash, restricted cash, accounts receivable, amounts due from related parties, accounts payable, short-term borrowing, and amounts due to related parties) - cost approximates fair value because of the short maturity period.

•                 Long-term debt and long-term payable (included in other liabilities) - fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms. The carrying value of the long-term debt and long-term payable approximate their fair values as all the long-term debts and long-term payable carry variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

•                Convertible senior notes - as of December 31, 2010 and 2011, the fair value of the convertible senior notes, determined based on quoted market value of the notes, was approximately US$1,395 and US$1,479 (RMB9,317), respectively.

•                Senior secured convertible notes — It is not practicable to estimate the fair value of the Company’s senior secured convertible notes without incurring excessive costs because of the lack of an unobservable market data and complexity of the conversion rate adjustment feature. Additional information pertinent to these notes is provided in note (12).

•                Medium-term notes — fair value is based on the amount of future cash flows associated with the debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms. As of December 31, 2011, the carrying value of the medium-term notes approximate its fair value as the current incremental borrowing rate for similar types of borrowing arrangements did not differ significantly from the borrowing rate carried by the medium-term notes.

•                Foreign currency forward contract — as of December 31 2010 and 2011, the fair value is determined by discounting estimated future cash flow, which is based on the changes in the forward rate.

•                Interests swap contract — as of December 31, 2010 and 2011 the fair value is determined by using pricing models developed based on the LIBOR swap rate and other unobservable market data.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

(8)                      Equity Investments

Equity investments are RMB 25,804 and RMB 25,127 (US$ 3,992) as of December 31, 2010 and 2011, respectively, which are included in other assets in the consolidated balance sheets.

The Company’s 50% equity investment in Tibet Tianwei Yingli New Energy Resources Co., Ltd. (“Tibetan Yingli”) is accounted for under equity method. As of December 31, 2010 and December 31, 2011, the Company’s advances to Tibetan Yingli was RMB 9,308, which assisted Tibetan Yingli in supporting their operating activities and was included in the carrying value of equity investments.  Given the continuing losses sustained by Tibetan Yingli, the Company made full provision of RMB 8,720 (US$1,385) for the equity investment as of December 31, 2011.

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

In September 2009, Yingli China and two other entities, unrelated to the Company, established Hainan Solar Power Company Limited. Yingli China contributed RMB 6,000 to acquire a 20% equity interest.  In 2011, Yingli China further injected cash of RMB 20,362 (US$3,235) while the other investors made proportional cash injection to remain the same ownership interest for each investor. The investment is accounted for under equity method.

In February 2010, Yingli China and two other entities, unrelated to the Company, established Beijing Jingyi Renewable Energy Engineering Co., Ltd.. Yingli China contributed RMB 10,000 to acquire a 10% equity interest. In July 2011, Yingli China injected cash of RMB 1,875 (US$298) while the other investors made proportional cash injection to remain the same ownership interest for each investor. The investment is accounted for under cost method.

In September 2011, Yingli Beijing and a subsidiary of Yingli Group, established Beijing Shuntong Wuliu Co., Led. Yingli Beijing contributed RMB 1,470 (US$234) to acquire 49% equity interest. The investment is accounted for under equity method.

(9)                     Borrowings

(a)                    Current

Short-term borrowings and current installments of long-term debt consist of the following:

	Year ended December 31,
	2010	2011
	RMB	RMB	US$

Guaranteed by bank deposit	869,415	900,890	143,137
Guaranteed by related parties	1,647,241	3,197,817	508,082
Guaranteed by property, plant and equipment	853,000	475,245	75,509
Guaranteed by accounts receivable	—	12,978	2,062
Unsecured loans	1,826,160	1,911,687	303,736
Current portion of long-term debt (note b)	662,062	1,726,459	274,307
Total short-term borrowings and current portion of long-term debt	5,857,878	8,225,076	1,306,833

Short-term borrowings outstanding(including the current portion of long-term debt) as of December 31, 2010 and December 31, 2011 bore a weighted average interest rate of 4.85% and 6.23% per annum, respectively. All short-term borrowings mature and expire at various times within one year.  These facilities contain no specific renewal terms.  The Company has traditionally negotiated renewal of certain facilities shortly before they mature.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

b)                         Non-current

	Year ended December 31,
	2010	2011
	RMB	RMB	US$
Long-term bank debt:
Secured loan from China Development Bank	357,626	283,541	45,050
Unsecured loan	1,372,527	1,300,000	206,549
Guaranteed by related parties	198,681	1,312,225	208,492
Secured by multiple assets	929,710	2,183,167	346,870
Borrowings from other parties:
Guaranteed by related parties	300,000	—	—
Guaranteed by property, plant and equipment	—	99,425	15,797
	3,158,544	5,178,358	822,758
Less: current portion	(662,062)	(1,726,459)	(274,307)
Total long-term borrowings	2,496,482	3,451,899	548,451

In September 2008, Tianwei Yingli entered into a five-year loan of US$75,000 at an interest rate of 6-month LIBOR plus 3% per annum with a European banking consortium. The loan is unsecured, guaranteed by Yingli Green Energy and repayable in semi-annual installment of US$9,375 starting from March 15, 2010.

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

In December 2011, the Company entered into an amendment to the aforementioned agreement, under which the remaining balance of the bank loan has been fully repaid in March 2012.

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

In May 2010, Hainan Yingli New Energy Resources Co., Ltd. (“Yingli Hainan”) entered into a five-year RMB 180,000 loan agreement at an interest rate of 5.76% per annum with Industrial and Commercial Bank of China Limited. The loan is guaranteed by Yingli Green Energy and repayable in semi-annual installment of RMB 20,000 starting from August 2011.

In June 2010, Yingli Hainan entered into a five-year RMB 220,000 loan agreement at a floating interest rate of the five-year Renminbi benchmark loan rates as published by the People’s Bank of China plus an additional surcharge of 2.5% per annum with Bank of Communications Co., Ltd. The loan is guaranteed by Yingli Green Energy and repayable in an annual installment of RMB 55,000 starting from June 2011.

In July 2010, Yingli China entered into a five-year RMB 500,000 loan agreement at an interest rate of the five-year Renminbi benchmark loan rates per annum with Bank of Communications Co., Ltd. The loan is guaranteed by Yingli Group and Yingli Green Energy and secured by Yingli China’s fixes assets.  The loan is repayable in annual installment of RMB 70,000, RMB 140,000, RMB 170,000 and RMB 120,000 in 2011, 2012, 2013 and 2014, respectively.

In August 2010, Tianwei Yingli entered into a two-year RMB 1,000,000 loan agreement at an interest rate applicable to the Export Seller’s Credit which is renewed quarterly with the Export-Import Bank of China. The loan is unsecured and repayable upon maturity.

In February 2011, Yingli Hainan entered into a five-year RMB 400,000 (US$63,554) loan agreement with China Merchants Bank at an interest rate of the five-year Renminbi benchmark loan rate per annum. As of December 31, 2011, the Company withdrew RMB 358,000 (US$56,880) under this agreement. The loan is guaranteed by Yingli Hainan’s fixed assets.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

In March 2011, Yingli China entered into a 45-month RMB 1,000,000 (US$158,884) loan agreement with China Communications Bank at an interest rate of three- to five- year Renminbi benchmark loan rate plus an additional surcharge of 10% per annum. As of December 31, 2011, the Company withdrew RMB 367,480 (US$58,387) under this agreement. The loan is guaranteed by multiple assets.

In May 2011, Yingli China entered into a 42-month RMB 1,160,000 (US$184,305) loan agreement with Bank of China and China Citic Bank at an interest rate of three-five year Renminbi benchmark loan rate plus an additional surcharge of 5% per annum. As of December 31, 2011, the Company withdrew RMB 290,000 (US$46,076) under this agreement. The loan is guaranteed by Yingli Green Energy and Yingli Group.

In October 2011, Tianjin Yingli New Energy Resources Co., Ltd. (“Tianjin Yingli”) borrowed an eight-year RMB 350,000 (US$55,609) loan from China Development Bank at an interest rate of five-year Renminbi benchmark loan rate per annum and an eight-year US$ 100,000 loan from China Development Bank at an interest rate of 6-month LIBOR plus 520 basis points per annum. The loan is guaranteed by multiple assets.

In November 2011, Yingli Hainan entered into an eight-year RMB 900,000 (US$142,996) loan agreement with China Development Bank at an interest rate of five-year Renminbi benchmark loan rate per annum. As of December 31, 2011, the Company withdrew RMB 600,000 (US$95,330) under this agreement. The loan is guaranteed by multiple assets.

Future principal payments under the above long-term borrowings as of December 31, 2011 are as follows

Year ending December 31,	RMB	US$
2012	1,726,459	274,307
2013	1,349,600	214,430
2014	881,184	140,006
2015	621,332	98,720
2016	342,451	54,410
Thereafter	257,332	40,885
Total	5,178,358	822,758

As of December 31, 2011, the Company has unused lines of credit of RMB 7,124 million (US$1,132 million) with remaining terms less than 12 months and RMB 4,890 million (US$777 million) with remaining terms beyond 12 months.

(10)               Structured Loan

In January 2009, Yingli China entered into a credit agreement with a fund managed by Asia Debt Management Hong Kong Limited (“ADM Capital”) for a three-year loan facility of up to US$80,000 with an interest rate of 12% per annum. In connection with the loan, the Company granted 4,125,000 detachable warrants to ADM Capital (“ADM warrants”), exercisable with respect to approximately one-fifth of the warrants every six months starting from the drawdown date of the loan to the third anniversary of the drawdown date of the loan. Each warrant grants the right to acquire one ordinary share at an initial strike price based on the 20-trading day volume weighted average closing price per ADS on the New York Stock Exchange for the period prior to the issuance of the warrant, subject to customary anti-dilution and similar adjustments. In addition, the strike price of the warrants was subject to adjustment based on the volume weighted average closing price per ADS on the New York Stock Exchange for the 20-trading day period commencing on the first business day following the announcement of the 2008 audited annual results if certain conditions as defined in the indenture agreement are met.  The Company announced its 2008 audited annual results on June 15, 2009, which did not result in any adjustment to the strike price.  The number of warrants to be granted will be determined based on the final size of the loan on the drawdown date but in no event will exceed 6,600,000. The warrant holder has a call option which requires the Company at its discretion to settle the warrants in cash, shares or a mix of cash and shares. The total settlement amount for any option equals the notional amount exercised (i.e. the number of shares issuable under exercised warrants) for such option multiplied by the greater of (i) zero and (ii) the difference between the exercise price relating to such warrant minus the strike price.  Further, the warranty holder has a put option, which requires the Company to purchase all unexercised warrants on the termination date at a price of US$7.00 per warrant. In addition, Yingli Power Holding Company limited (“Yingli Power”), an investment holding company, which held approximately 43% of the equity interest in Yingli Green Energy as of January 2009 and is controlled by Mr. Liansheng Miao, the Company’s chairman and CEO, pledged certain ADS of the Company as the collateral for the loan and warrants.  The pledged shares will be released upon the Company’s repayment of the loan and the warrant holder’s exercise or termination of the warrants.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

On April 7, 2009, the Company drew down US$50,000 (RMB 341,795) of the loan facility and granted 4,125,000 warrants under the warrant agreement at an initial strike price of US$5.64.  Management determined that the warrants should be accounted for as a liability initially at fair value and measured subsequently at fair value with changes in fair value recognized in earnings.  The amount of US$35,021 (RMB 239,307) representing the fair value of the warrants as of April 7, 2009 was bifurcated from the proceeds and recognized as a debt discount. The debt discount is amortized as interest expense using the effective interest rate method over the three-year period the loan is expected to be outstanding. The fair value of the warrants increased to US$55,811 (RMB 381,297) as of June 30, 2009, which took into account the adjustment to the initial strike price and other modifications as described below, and the change of US$20,790 (RMB 141,990) in the fair value of the warrants was recognized as a loss from revaluation of embedded derivative in the statements of operations directly.

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

In 2010 and 2011, 1,650,000 and 2,475,000 warrants were exercised and 1,010,211 and 1,444,060 ordinary shares were issued by the Company, respectively. There were no outstanding warrants as of December 31, 2011.

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

Since the conversion price of the Convertible Senior Notes exceeds the market price of the Company’s ordinary shares on the date of issuance, no portion of the proceeds from the issuance was accounted for as the conversion feature. Costs incurred by the Company that were directly attributable to the issuance of Convertible Senior Notes, were deferred and being charged to the consolidated statements of operations using the effective interest rate method.

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

On December 15, 2010, US$171,300 (RMB 1,140,276) aggregate principle amount of the Convertible Senior Notes plus the accrued unpaid interest payable of US$28,145 (RMB 187,347) was repurchased by the Company and settled in cash, and the remaining principle balance of US$1,200 (RMB 7,561) will be settled upon the maturity on December 13, 2012.

The Convertible Senior Notes as of December 31, 2010 and 2011 are summarized in the following table:

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

	Year ended December 31,
	2010	2011
	RMB	RMB	US$

Principal amount of Convertible Senior Notes	7,947	7,561	1,202
Cumulative interest payable	174	1,657	263
Net carrying amount	8,121	9,218	1,465

Carrying amount of additional paid-in-capital	43,016	43,016	6,835

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

Interest relating to the Convertible Senior Notes was recognized as follows:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

Contractual coupon interest	65,263	64,786	1,483	236
Amortization of debt discount	12,871	14,103	—	—
Amortization of debt issuance costs	12,453	11,846	—	—
Interest cost capitalized	(25,092)	(34,789)	(362)	(58)
Total interests expense	65,495	55,946	1,121	178

(12)              Senior Secured Convertible Notes

In 2009, the Company entered into a note purchase agreement with Trustbridge Partners II, L.P. (“Trustbridge”), for up to US$50,000 in senior secured convertible notes (“Notes”). A first tranche of US$20,000 (RMB 136,564) Notes was issued in connection with the financing of the Cyber Power acquisition on January 16, 2009 (“First Tranche”). Additional Notes, which are referred to as the “Second Tranche”, for an aggregate principal amount of US$29,449 (RMB 201,084) was issued on July 2, 2009.

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

(ii)              The conversion rate shall be increased such that the conversion price is equal to the average daily volume-weighted average share price (“VWAP”) (20 day forward looking) as of each of the following dates: (a) the date the Company releases its earnings results for fiscal year 2008; (b) the date the Company releases its earnings results for the second fiscal quarter 2009, and (c) the date the Company releases its earnings results for fiscal year 2009.  No adjustment is made to decrease the conversion rate. On February 10, 2009, the Company released its earnings results for fiscal year 2008 and the conversion rate was increased to 22,933 per US$100 (approximately US$4.36 per ADS); and

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

(iii)    On March 31, June 30, September 30 and December 31 of each year, commencing on June 30, 2010, the conversion rate shall be increased such that the conversion price is equal to the average daily VWAP of the share (20 day backward looking). No adjustment is made to decrease the conversion rate. The conversion price was adjusted to US$4.06 per ADS based on the average daily VWAP for 20 days up to December 31, 2011.

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

On August 10, 2010, US$11,279 (RMB 76,410) of the First Tranche of the Notes and US$ 1,804 (RMB 12,221) of the Second Tranche of the Notes were converted to 2,586,630 and 413,714 ordinary shares, respectively. On September 21, 2010, US$13,083 (RMB 87,652) of the Second Tranche of the Notes was converted to 3,000,344 ordinary shares. US$7,514 (RMB 50,857), representing the relevant unamortized debt discount remaining at the dates of conversion was recorded as interest expense for the year ended December 31, 2010.

(13)              Medium-term notes

Tianwei Yingli has registered its plan to issue up to RMB 2,400,000 RMB-denominated unsecured five-year medium-term notes (the “Registered Issue”) with the PRC National Association of Financial Market Institutional Investors (“NAFMII”) on October 13, 2010.  The Registered Issue allows Tianwei Yingli to issue RMB-denominated unsecured five-year medium-term notes in two tranches on the PRC inter-bank debenture market. The First Tranche Issue with RMB 1,000,000 was completed on October 13, 2010 and will mature on October 13, 2015. Tianwei Yingli has an option to call the notes at the end of the third year from issuance. Upon exercise of the call option, the re-purchase amount equals to the par value of the notes plus any unpaid interest. The First Tranche bears a fixed annual interest rate of 4.3% per annum in the first three years, which will increase to 5.7% per annum in the remaining two years if Tianwei Yingli chooses not to call the notes on October 13, 2013.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

Management believes that the Company will not exercise the call option at the end of the third year from issuance and computed the effective interest rate of 4.82% evenly for the entire contract term of 5 years.

On May 10, 2011, the second tranche of the medium-term notes with a principle amount of RMB 1,400,000 (US$222,438), or the Second Tranche Issue, was issued and will mature on May 12, 2016. The Second Tranche Issue bears a fixed annual interest rate of 6.15%.

(14)              Long-term payable

In September 2009, Yingli China and two other entities, unrelated to the Company, contributed RMB 100,000, RMB 60,000 and RMB 40,000, to establish Yingli Hainan, with equity interest of 50%, 30% and 20%, respectively. In 2010, Yingli China and these two entities, contributed RMB 150,000, RMB 90,000 and RMB 60,000 to Yingli Hainan, respectively. Through an agreement with the 30% equity owner, Yingli China is committed, within a period of three years, to purchase the 30% equity ownership at RMB 150,000 plus interest expenses at a 3-year bank borrowing rate. Any equity return distributed to the 30% equity owner prior to the purchase will be refunded to Yingli Hainan, which is exclusively for the beneficiary of Yingli China.

Yingli Hainan was determined to be a variable interest entity (“VIE”). Through the agreement, Yingli China absorbs 80% of Yingli Hainan’s expected losses and receives 80% of Yingli Hainan’s expected residual returns and therefore Yingli China has determined that it is the primary beneficiary of Yingli Hainan. The financial statements of Yingli Hainan have been included in the consolidated financial statements of the Company and 20% variable interest not held by the Company is shown as noncontrolling interest. RMB 150,000 cash contribution from the 30% equity owner was accounted for by the Company as a financing arrangement pursuant to FASB ASC Subtopic 480-10, Distinguishing Liabilities from Equity-Overall. A liability of RMB 157,654 representing the 30% equity owner’s cash contribution of RMB 150,000 plus accrued unpaid interest was included in “other liabilities” in the consolidated balance sheet as of December 31, 2010.

In January 2011, Yingli China purchased the 30% equity interest at RMB 150,000 (US$23,833). As a result, Yingli Hainan ceased to be a VIE and became a majority-owned subsidiary of Yingli China. The unpaid interest of RMB 6,419 (US$1,020) is included in “other liabilities” in the consolidated balance sheet as of December 31, 2011.

(15)              Share Repurchase Program

On September 30, 2011, the Company announced that a share repurchase program has been authorized by its board of directors. Under the terms of the approved program, Yingli Green Energy may repurchase up to US$100 million worth of its issued and outstanding American Depositary Shares (“ADSs”) from time to time over the next 12 months in the open market or in negotiated transactions, subject to market conditions and other factors, as well as relevant rules under the Securities Exchange Act of 1934, as amended. As of December 31, 2011, the Company had repurchased approximately 5.6 million of outstanding ADSs from the open market for a total consideration of US$19.6 million under the share repurchase program.

(16)              Financial Obligations

In July 2011, the Company sold certain newly purchased equipments (“leased assets”) with carrying amount of RMB 91,959 (US$14,611) to a third party (the “purchaser-lessor”) for cash consideration of RMB 90,000 (US$14,300) and simultaneously entered into a five-year contract to lease back the leased assets from the purchaser-lessor. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor quarterly lease payment over five years and is entitled to obtain the ownership of these equipments at a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB 1,959 (US$311), which is being deferred and amortized in the consolidated statements of operation over the remaining useful lives of the leased assets.

As of December 31, 2011, the gross amount of the equipments and related depreciation recorded under capital lease were as follows:

	RMB	US$
Equipments	95,034	15,099
Less: accumulated depreciation	(3,205)	(509)
Net Value	91,829	14,590

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

As of December 31, 2011, future minimum payments required under non-cancellable sale-leaseback are:

	RMB	US$
Year ending December 31,
2012	21,616	3,434
2013	21,616	3,434
2014	21,616	3,434
2015	21,616	3,434
2016	16,333	2,596
Total minimum lease payments	102,797	16,332
Less: Amount representing interest (at interest rate of 7.245%)	15,357	2,440
Present value of net minimum lease payments	87,440	13,892
Current portion	(15,612)	(2,480)
Non-current portion	71,828	11,412

(17)              Provision for Inventory Purchase Commitments

Until the third quarter of 2008, an industry-wide shortage of high purity polysilicon coupled with growing demand for PV modules caused the increases of polysilicon prices. In order to ensure the adequate supply of polysilicon, the Company entered into several long-term fixed price supply contracts from 2006 to 2011 under which the polysilicon would be delivered from 2009 to 2020.  However, from the second quarter of 2011, the polysilicon price has decreased significantly as the result of increased polysilicon manufacturing capacity and the pressure from the decreasing average selling price of PV modules. As a result, the Company recognized a provision of RMB 851,694 (US$135,321) on its firm purchase commitments under the long-term fixed price polysilicon contracts.  RMB 80,592 (US$12,805) of which is in respect of an obligation to be fullfilled within 12 months and is included in other current liabilities and accrued expenses. The provision was determined by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. Given the uncertainty of future polysilicon prices, this loss may or may not be recovered and further losses on the outstanding purchase commitments may be recorded in future periods.

(18)              Income Taxes

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, the Company is not subject to tax on income or capital gains.  In addition, upon any payment of dividend by Yingli International, no British Virgin Islands withholding tax is imposed.

PRC

The Company’s PRC subsidiaries file separate income tax returns.  Effective from January 1, 2008, under the new Enterprise Income Tax Law (the “new EIT law”), the Company’s PRC subsidiaries are subject to PRC income tax at the statutory rate of 25%, except for the followings.

•                 Prior to January 1, 2008, Tianwei Yingli was entitled to a 2-year full exemption from income tax followed by a 3-year 50% reduction in the income tax rate (“2+3 tax holiday”) starting from its first profit-making year from a PRC income tax perspective.  Tianwei Yingli commenced its 2+3 tax holiday in 2007. The new EIT law and its relevant regulations grandfather the 2+3 Holiday. Accordingly, Tianwei Yingli is subject to income tax at 12.5% from 2009 to 2011.

In 2008, Tianwei Yingli was recognized by the Chinese government as a “High and New Technology Enterprise” (“HNTE”) under the new EIT law and its relevant regulations.

In 2011, Tianwei Yingli renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% for 2012 and 2013.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

•                In 2008, Yingli China was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations, which entitled it to the preferential income tax rate of 15% from 2008 to 2010.   In 2011, Yingli China renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% from 2011 to 2013.

•                In 2009, Fine Silicon Co., Ltd. (“Fine Silicon”) was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations, which entitled it to the preferential income tax rate of 15% from 2009 to 2011.

•                In 2011, Yingli Hainan was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations. Being a HNTE located in the Hainan Special Economic Zone, Yingli Hainan is entitled to a 2+3 tax holiday starting from the year in which it first generates operating income. Yingli Hainan elected and was approved to commence its 2+3 tax holiday in 2011. Therefore, Yingli Hainan is entitled to income tax exemption for 2011 and 2012 and subject to the reduced income tax rate of 12.5% from 2013 to 2015.

Other countries

The followings are the major tax jurisdictions where the Company’s non-PRC subsidiaries are subject to income taxes:

•                Yingli Green Energy Europe GmbH (“Yingli Europe”) and Yingli Green Energy Greece Sales GmbH (“Yingli Greece”), two major overseas subsidiaries of the Company, are located in Germany and subject to a corporation income tax rate of 15% plus a solidarity surcharge of 5.5% on corporation income taxes and a trade income tax rate of 12.775%, resulting in an aggregate income tax rate of 28.6%.

•                Yingli Green Energy Americas, INC (“Yingli US”), an overseas subsidiary of the Company, is located in New York city of the United States of America and is subject to a federal corporation tax rate of 34% and a state corporation tax rate of 6.8%, resulting in an aggregate income tax rate of 40.8%.

The components of earnings (loss) before income taxes for the years ended December 31, 2009, 2010 and 2011 are as follows:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Cayman Islands	(654,814)	(341,512)	(255,912)	(40,660)
PRC	116,646	2,304,362	(3,122,969)	(496,190)
U.S.	(668)	(14,006)	17,024	2,705
Other foreign countries	54,275	82,655	(37,333)	(5,932)
Total earnings (loss) before income taxes and noncontrolling interest	(484,561)	2,031,499	(3,399,190)	(540,077)

Income tax expense (benefit) in the consolidated statements of operations consists of the following:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Current tax expense:
PRC	94,169	323,539	135,848	21,584
U.S.	40	50	7,380	1,173
Other foreign countries	9,213	24,948	38,855	6,173
Total current income tax expense	103,422	348,537	182,083	28,930
Deferred income tax benefit:
PRC	(135,253)	(15,071)	(322,506)	(51,241)
Other foreign countries	—	—	7,010	1,114
Sub-total	(135,253)	(15,071)	(315,496)	(50,127)
Total income tax expense (benefit)	(31,831)	333,466	(133,413)	(21,197)

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

The actual income tax expense (benefit) reported on the consolidated statements of operations differs from the amounts computed by applying the PRC statutory income tax rate of 25% in 2009, 2010 and 2011 to earnings (loss) before income taxes as a result of the following:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Computed “expected” tax expense (benefit)	(121,140)	507,875	(849,798)	(135,019)
PRC tax rate differential, preferential rate	22,923	(98,715)	17,995	2,859
Tax rate differential for non-PRC entities	140,327	107,259	95,814	15,223
Tax holiday	(69,218)	(127,864)	(61,357)	(9,748)
Research and development tax credit	(27,468)	(78,525)	(56,391)	(8,960)
Non-deductible expenses:
Impairment of goodwill	—	—	68,346	10,859
Staff welfare in excess of allowable limits	1,666	1,099	2,672	425
Share based compensation	19,006	18,688	18,483	2,937
Entertainment expenses	1,075	1,502	1,335	212
Change in valuation allowance	—	—	627,295	99,667
German dividend withholding tax	—	—	10,400	1,652
Others	998	2,147	(8,207)	(1,304)
Actual income tax expense (benefit)	(31,831)	333,466	(133,413)	(21,197)

Without the tax holiday the Company’s net income (loss) attributable to Yingli Green Energy would have decreased (increased) by RMB (51,226), RMB 94,632 and RMB (52,951) (US$8,413) for the years ended December 31, 2009, 2010 and 2011, respectively. Basic and diluted earnings (loss) per share for such years would have decreased (increased) as follows:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Basic earnings (loss) per share	(0.37)	0.62	(0.34)	(0.05)
Diluted earnings (loss) per share	(0.37)	0.59	(0.34)	(0.05)

The income tax payable was RMB 113, 219 and RMB (145,029) (US$ 23,043) as of December 31, 2010 and 2011, which were included in other current liabilities and accrued expenses and prepaid expenses and other current assets in the consolidated balance sheet, respectively.

The principal components of the deferred income tax assets and deferred income tax liabilities are as follows:

	Year ended December 31
	2010	2011
	RMB	RMB	US$
Gross deferred income tax assets:

Accounts receivable and prepayments to suppliers	62,534	69,818	11,093
Inventories	2,954	25,761	4,093
Employee benefits	1,692	2,964	471
Accrued warranty	71,869	100,950	16,039
Property, plant and equipment	10,903	623,573	99,076
Change in fair value of derivative instruments	7,955	5,861	932
Net operating loss carryforwards	13,858	102,775	16,329
Investment loss	—	5,296	841
Provision for inventory purchase commitment	—	177,373	28,182
Total gross deferred income tax assets	171,765	1,114,371	177,056
Valuation allowance	—	(627,295)	(99,667)
Net deferred income tax assets	171,765	487,076	77,389

Gross deferred income tax liabilities:

Property, plant and equipment	(37,041)	(37,698)	(5,990)
Intangible assets	(33,143)	(21,312)	(3,386)
Change in fair value of derivative instruments	(525)	—	—
Withholding income tax	—	(7,010)	(1,114)
Total gross deferred income tax liabilities	(70,709)	(66,020)	(10,490)

Net deferred tax assets	101,056	421,056	66,899

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

	Year ended December 31
	2010	2011
	RMB	RMB	US$
Current deferred income tax assets, included in prepaid expenses and other current assets	85,117	168,256	26,733
Non-current deferred income tax assets, included in other assets	15,939	293,794	46,679
Current deferred income tax liabilities, included in other current liabilities and accrued expenses	—	(7,010)	(1,114)
Non-current deferred income tax liabilities, included in other liabilities	—	(33,984)	(5,399)
Net deferred income tax assets	101,056	421,056	66,899

Tax loss carryforwards of the Company’s PRC subsidiaries amounted to RMB 570,862 (US$90,701) as of December 31, 2011, of which RMB 8,020, RMB 25,464, RMB 55,486 and RMB 481,892 will expire if unused by December 31, 2013, 2014, 2015 and 2016, respectively.

For the year ended December 31, 2011, there is an increase in the valuation allowance by RMB 627,295 (US$99,667).  Given the continuing decline in the spot market price of polysilicon, management does not expect Fine Silicon is able to generate sufficient income in the foreseeable future to utilize its deferred income tax assets.  Accordingly, as of December 31, 2011, a full valuation allowance was provided for its deferred income tax assets of RMB 627,295 (US$99,667).

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the remaining deductible temporary differences recognized as of December 31, 2010 and 2011. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The new EIT law and its relevant regulations impose a withholding income tax at 10%, unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008 and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax.  As of December 31, 2011, the Company has not recognized a deferred income tax liability of RMB 335,636 (US$53,327) for the undistributed earnings of RMB 3,356,355 (US$533,271) generated by the PRC subsidiaries as of December 31, 2011 as the Company plans to indefinitely reinvest these earnings in the PRC.

The German tax law and its relevant regulations impose a withholding income tax at 26.375% for dividends distributed by a Germany-resident enterprise to its immediate holding company outside Germany.  As of December 31, 2011, the Company has not recognized a deferred income tax liability of RMB 10,251 (US$1,629) for the undistributed earnings of RMB 38,865 (US$6,175) generated by the subsidiaries in Germany.

For each of the years ended December 31, 2009, 2010 and 2011, the Company did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded.  In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. According to the

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent.  The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100 (US$16).  In the case of transfer pricing issues, the statute of limitation is ten years.  There is no statute of limitation in the case of tax evasion.  The tax returns of the Company’s PRC subsidiaries for the tax years 2006 to 2011 are open to examination by the relevant tax authorities.

(19)              Share-Based Compensation

On December 28, 2006, the Company adopted the 2006 Stock Incentive Plan (the “Plan”).  The Plan provides for both the granting of stock options and other stock-based awards such as restricted shares to key employees, directors and consultants of the Company. The Plan was subsequently amended by the Company’s board of directors and shareholders to increase the number of ordinary shares that the Company is authorized to issue. The amendment did not change any other provisions of 2006 Stock Incentive Plan. As of December 31, 2011, the Company is authorized to issue under the 2006 Stock Incentive Plan 12,745,438 shares. Among these shares, up to 2,715,243 shares may be issued for the purposes of granting awards of unvested shares and up to 10,030,195 shares may be issued for the purpose of granting stock option.

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

A summary of the non-vested restricted share activity for the years ended December 31, 2009, 2010 and 2011 is as follows:

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

	Number of Non- vested Shares	Grant date Weighted Average Fair Value
Outstanding as of December 31, 2008	2,096,848	US$	5.22
Granted	24,000	US$	3.89
Vested	(530,212)	US$	5.24
Forfeited	(31,344)	US$	9.59
Outstanding as of December 31, 2009	1,559,292	US$	5.10
Vested	(527,764)	US$	4.97
Outstanding as of December 31, 2010	1,031,528	US$	5.00
Granted	20,000	US$	5.95
Vested	(525,764)	US$	5.02
Forfeited	(2,448)	US$	4.96
Outstanding as of December 31, 2011	523,316	US$	5.02

The total fair value of the restricted shares vested for the years ended December 31, 2009, 2010 and 2011 is US$2,778, US$2,623 and US$2,639, respectively.

The amount of compensation cost recognized for restricted shares for the years ended December 31, 2009, 2010 and 2011 is as follows:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Cost of revenues	1,113	1,103	1,047	166
Selling expenses	724	717	612	97
General and administrative expenses	16,712	15,206	14,606	2,321
Research and development expenses	205	225	192	30
Total compensation cost recognized for restricted shares	18,754	17,251	16,457	2,614

Stock options

A summary of stock options activity for the years ended December 31, 2009, 2010 and 2011 is as follows:

	Number of Stock options	Weighted Average exercise price		Weighted Average remaining contractual term	Aggregate intrinsic Value
Outstanding as of December 31, 2008	4,363,213	US$	10.32
Granted	503,000	US$	6.65
Exercised	(159,417)	US$	4.16		US$	(1,857)
Forfeited	(147,557)	US$	7.16
Outstanding as of December 31, 2009	4,559,239	US$	10.23
Granted	426,500	US$	11.63
Exercised	(139,200)	US$	4.28		US$	(780)
Forfeited	(33,652)	US$	3.18
Outstanding as of December 31, 2010	4,812,887	US$	10.58
Granted	4,030,306	US$	5.19
Exercised	(25,250)	US$	3.66		US$	(4)
Forfeited or cancelled	(2,993,837)	US$	14.95
Outstanding as of December 31, 2011	5,824,106	US$	4.63	7.21 years	US$	1,427
Vested and expected to vest as of December 31, 2011	5,824,106	US$	4.63	7.21 years	US$	1,427
Exercisable as of December 31, 2011	2,566,125	US$	4.56	6.68 years	US$	1,234

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

The weighted average option fair value of US$4.51 per share or an aggregate of US$2,271 on the date of grant during the year ended December 31, 2009, the weighted average option fair value of US$7.70 per share or an aggregate of US$3,284 on the date of grant during the year ended December 31, 2010 and the weighted average option fair value of US$2.47 per share or an aggregate of US$9,938 on the date of grant during the year ended December 31, 2011 were determined based on the Black-Scholes option pricing model, using the following weighted average assumptions :

	Year ended December 31,
	2009	2010	2011

Expected volatility	73%	73%	94%
Expected dividends yield	0%	0%	0%
Expected term	5.96 years	6.20 years	6.07 years
Risk-free interest rate (per annum)	3.58%	2.10%	1.74%
Estimated fair value of underlying ordinary shares (per share)	US$4.51	US$7.70	US$6.72

Prior to 2011, the Company does not have a sufficient historical transaction data to calculate the volatility following its IPO. The expected volatility was based on historical volatilities of comparable publicly traded companies engaged in similar industry.  Starting in 2011, the Company’s calculation of expected volatility was based on the historical volatility of the Company’s stock price. Other computational methodologies and assumptions remained unchanged.

The total fair value of the stock options vested for the years ended December 31, 2009, 2010 and 2011 is US$ 7,628, and US$7,834 and US$2,586, respectively.

In November 2011, the Company reduced the exercise price and extended the vesting periods of 2,811,306 share options held by employees and management. The total incremental fair value related to the modification amounted to US$1,749, which was calculated based on the excess of the fair value of the modified share options over the fair value of the original share options at the date of the modification. The Company has separately accounted for the incremental fair value and recognizes the incremental fair value as share-based compensation expense over the period from the modification date to the date when the modified share option vest, with the unamortized compensation cost from original award recognized over the remainder of the original vesting period.  The modified share options were included in the number of share options forfeited or cancelled and number of share options granted for the year ended December 31, 2011.

The Company accounts for stock options in accordance with ASC Topic 718, by recognizing compensation cost based on the grant-date fair value over the period during which an employee is required to provide service in exchange for the award.  No income tax benefit was recognized in the statements of operations for these share options as such compensation expenses are not deductible for PRC tax purposes.  The amount of compensation cost recognized for stock options for the years ended December 31, 2009, 2010 and 2011 is as follows:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Cost of revenues	2,562	3,236	5,128	815
Selling expenses	8,839	9,672	9,212	1,464
General and administrative expenses	44,157	42,152	39,104	6,212
Research and development expenses	1,715	2,442	3,957	629
Total compensation cost recognized for stock options	57,273	57,502	57,401	9,120

As of December 31, 2011, US$11,060 of unrecognized compensation expense related to stock options and unvested shares are expected to be recognized over a weighted average period of approximately 1.41 years.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

(20)              Earnings per share

Basic and diluted earnings per share

Basic earnings per share and diluted earnings per share have been calculated in accordance with ASC Topic 260, Earnings Per Share, for years ended December 31, 2009, 2010 and 2011 as follows:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Numerator:
Numerator for basic and diluted earnings (loss) per share	(531,595)	1,386,776	(3,208,911)	(509,845)
Denominator:
Denominator for basic earnings per share
- Weighted-average ordinary shares outstanding	138,759,177	151,542,518	156,805,040	156,805,040
Stock options	—	1,770,501	—	—
Restricted shares	—	829,171	—	—
ADM warrants	—	2,416,007	—	—
Denominator for diluted earnings (loss) per share	138,759,177	156,558,197	156,805,040	156,805,040
Basic earnings (loss) per share	(3.83)	9.15	(20.46)	(3.25)
Diluted earnings (loss) per share	(3.83)	8.86	(20.46)	(3.25)

The following table summarizes potential common shares outstanding excluded from the calculation of diluted earnings (loss) per share for the years ended December 31, 2009, 2010 and 2011, because their effect is anti-dilutive:

	Year ended December 31,
	2009	2010	2011
Shares issuable pursuant to convertible senior notes	3,974,659	27,650	27,650
Shares issuable pursuant to senior secured convertible notes	9,340,967	3,339,525	3,339,525
Shares issuable under stock options and restricted shares	6,118,531	—	2,556,742
Shares issuable upon exercise of ADM warrants	4,125,000	—	1,540,773

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

(21)              Related-Party Transactions

For the years presented, in addition to the transaction described in note (8) and note (9), the principal related party transactions and amounts due from and due to related parties are summarised as follows:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

Sales of products to related parties (note (a))	49,144	293,101	343,226	54,533
Purchase of raw materials from related parties (note (b))	771,158	1,435,562	1,322,363	210,102

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

	December 31,
	2010	2011
	RMB	RMB	US$

Accounts receivable from related parties (note (a))	190,486	281,509	44,727
Prepayments for materials to related party suppliers (note (b))	97,566	157,226	24,981
Other amounts due from related parties (note (c))	3,512	116,807	18,560
Total due from related parties	291,564	555,542	88,268

Prepayments for construction of property, plant and equipment to related party suppliers (note (d))	—	70,744	11,240
Total other due from related parties	—	70,744	11,240

Amounts due to related parties (note (b))	(84,481)	(242,575)	(38,541)
Total due to related parties	(84,481)	(242,575)	(38,541)

Notes:

(a)                      The Company sold PV modules of RMB 2,854, RMB 14,020 and RMB 9,439 (US$1,500) to its affiliate, Tibetan Yingli, for the years ended December 31, 2009, 2010 and 2011.  The Company sold products of RMB 36,589, RMB 105,598 and RMB 96,386 (US$15,314) to the subsidiaries of Yingli Group for the years ended December 31, 2009, 2010 and 2011, respectively. These subsidiaries of Yingli Group are controlled by Mr. Liansheng Miao, the Company’s chairman and CEO. The Company sold PV modules of RMB 4,007, RMB 173,483 and RMB 5,844 (US$928) to an entity whose equity shareholder is a noncontrolling interest holder of the Company’s foreign subsidiary for the years ended December 31, 2009, 2010 and 2011, respectively. The Company sold PV modules of RMB 231,557 (US$36,791) to an affiliate for the year ended December 31, 2011.

(b)                       The Company purchased raw materials of RMB 250,054, RMB 733,189 and RMB 1,090,362 (US$173,241) from the subsidiaries of Yingli Group for the years ended December 31, 2009, 2010 and 2011, respectively. The company purchased the services of RMB 62,798 (US$9,977) from the subsidiaries of Yingli Group for the year ended December 31, 2011. The Company imported the polysilicon of RMB 475,178, RMB 663,012 and RMB 169,203 (US$26,884) from an entity whose equity shareholder is a noncontrolling interest holder of the Company’s foreign subsidiary for the years ended December 31, 2009, 2010 and 2011, respectively.

(c)                        Other amounts due from related parties mainly represent the entrusted loan and advances to Yingli Group and its subsidiaries. In 2011, Tianwei Yingli made a one-year entrusted loan of RMB 100,000 (US$15,888) at an interest rate of 7.22% per annum to a subsidiary of Yingli Group.

(d)                       The balance as of December 31, 2011 mainly represents the prepayments to subsidiaries of Yingli Group for the construction of plants, which is included in property, plant and equipment in the consolidated balance sheets.

(22)              Commitments

As of December 31, 2011, commitments outstanding for the purchase of property, plant and equipment approximated RMB 4,316,866 (US$685,881).

In order to secure adequate and timely supply of polysilicon, the Company entered into a number of multi-year supply agreements from 2006 through 2011.

A portion of the Company’s multi-year supply agreements are structured as “take or pay” arrangements which allow the supplier to invoice the Company for the full purchase price of polysilicon the Company is obliged to purchase each year at predetermined prices, whether or not the Company actually ordered the required volume, purchase obligations under “take or pay” arrangements are as follows:

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

Year ending December 31,	RMB	US$
2012	1,301,955	206,860
2013	2,271,241	360,864
2014	2,397,492	380,923
2015	2,859,348	454,305
2016	2,253,202	357,998
Thereafter	6,792,370	1,079,199
Total	17,875,608	2,840,149

Besides the “take or pay” arrangements, future minimum obligations under other polysilicon supply agreements amounted to RMB 10,224,888 (US$1,624,571) as of December 31, 2011.

(23)              Goodwill and Other Intangible Assets

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

Goodwill arose resulting from the Company’s acquisition of noncontrolling interest in both Tianwei Yingli (as described below) and Chengdu Yingli. Goodwill is not deductible for tax purposes. The following table sets forth the changes in goodwill for the years ended December 31, 2009, 2010 and 2011:

RMB
Balances as of December 31, 2009	273,666
Balances as of December 31, 2010	273,666
Impairment	(273,382)
Disposal of a subsidiary	(284)
Balances as of December 31, 2011	—
US$	—

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

Based upon indicators of impairment in 2011, which included a significant decrease in market capitalization and a decline in recent operating results, the Company performed an impairment test as of December 31, 2011. The Company represents the single reporting unit as at December 31, 2011 for goodwill impairment test. The first step test resulted in the determination that the fair value of the Company was less than the carrying value of its net assets, including goodwill. The fair value of the Company is determined based on quoted market prices and a control premium. As a result of the second step test, the Company estimated the implied fair value of the goodwill compared to carrying amounts and recorded an impairment charge of RMB 273,382 (US$43,436) to fully impair the goodwill as of December 31, 2011.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

(b)                      Intangible assets

As of December 31, 2010 and 2011, the Company’s intangible assets related to the Company’s acquisitions of equity interest in Tianwei Yingli and technical know-how contributed by a noncontrolling interest holder of a subsidiary of the Company, and consisted of the followings:

	December 31, 2010
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Impairment	Intangibles, net
	Years	RMB	RMB	RMB	RMB
Trademark	Indefinite	57,672	—	—	57,672
Technical know-how	5.7	209,084	(132,803)	—	76,281
Customer relationship	5.8	66,671	(40,130)	—	26,541
Order backlog	1.3	23,274	(23,274)	—	—
Short-term supplier agreements	0.5	4,303	(4,303)	—	—
Long-term supplier agreements	9.0	137,820	(6,643)	(131,177)	—
Total		498,824	(207,153)	(131,177)	160,494

	December 31, 2011
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Impairment	Intangibles, net
	Years	RMB	RMB	RMB	RMB	US$

Trademark	Indefinite	57,672	—	—	57,672	9,163
Technical know-how	5.7	209,084	(171,327)	—	37,757	5,999
Customer relationship	5.8	66,671	(51,714)	—	14,957	2,377
Order backlog	1.3	23,274	(23,274)	—	—	—
Short-term supplier agreements	0.5	4,303	(4,303)	—	—	—
Long-term supplier agreements	9.0	137,820	(6,643)	(131,177)	—	—
Total		498,824	(257,261)	(131,177)	110,386	17,539

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

Management estimated the useful life of the customer relationships based primarily on the historical experience of the Company’s customer attrition rate and estimated sales to these customers in future years. The straight-line method of amortization has been adopted as the pattern in which the economic benefit of the customer relationship are used, cannot be reliably determined. Order backlog represented several unfulfilled sales agreements where delivery of goods was scheduled through March 2009.

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

The aggregated amortization expense for intangible assets for the years ended December 31, 2009, 2010 and 2011 is as follows:

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$

Cost of revenues
Long-term supplier agreements	6,643	—	—	—
Selling expenses
Customer relationship	11,585	11,585	11,585	1,841
Order back-log	979	—	—	—
General and administrative expenses
Technical know-how	37,179	37,229	38,523	6,120
Total amortization expense	56,386	48,814	50,108	7,961

As of December 31, 2011, the estimated amortization expense for the next five years is as follows:

December 31, 2011
RMB
2012	47,574
2013	3,928
2014	250
2015	250
2016	250

(24)              Acquisition

On April 8, 2011, the Company injected RMB 80 million into Baoding Zhongtai New Energy Resources Co., Ltd. (“Baoding Zhongtai”), a private PRC manufacturer of solar products, and acquired 80% of the ownership in Baoding Zhongtai. Baoding Zhongtai was established in June 2010 and started business operations in December 2010 by providing processing services to the Company. The Company intends to further expand its production capacity through this acquisition.

The deemed cash consideration for this acquisition was RMB 16 million, which is calculated based on the 20% noncontrolling interest in the RMB 80 million cash injection. Acquisition related costs, which were not material, have been expensed  and included in the general and administrative expenses.

The following table summarizes the acquisition-date fair value of the identifiable assets acquired, the liabilities assumed and the noncontrolling interest (excluding the effect of the RMB 80 million cash capital injection) in connection with the business combination:

April 8, 2011
RMB
Total assets	184,382
Total liabilities	(99,129)
Net assets acquired	85,253
Less: noncontrolling interest	17,051
Deemed cash consideration	16,000
Gain on bargain purchase	52,202

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

These assets and liabilities were recorded at the acquisition-date fair value.  The Company recognized a gain on bargain purchase of RMB 52,202 (US$8,294) upon the completion of the acquisition.

The results of Baoding Zhongtai’s operations are included in the condensed consolidated financial statements for the year ended December 31, 2011 from the date of acquisition on April 8, 2011.

(25)              Geographic Revenue Information

The following summarizes the Company’s revenue from the following geographic areas (based on the location of the customer):

	Year ended December 31,
	2009	2010	2011
	RMB	RMB	RMB	US$
Europe:
- Germany	4,575,675	7,078,239	6,595,109	1,047,857
- Spain	431,520	704,355	511,757	81,310
- France	99,915	236,522	352,107	55,944
- Italy	445,861	853,788	700,646	111,321
- Belgium	163,091	—	70,236	11,159
- Holland	348,710	471,889	222,413	35,338
- Czech	174,405	286,901	9,899	1,573
- Cyprus	162,064	5,264	—	—
- Greece	76,984	453,050	210,487	33,443
- England	9,331	174,875	227,122	36,086
- Others	5,087	41,582	169,516	26,933
Subtotal- Europe	6,492,643	10,306,465	9,069,292	1,440,964
PRC (excluding HK SAR, Macau and Taiwan)	328,505	745,917	3,261,886	518,263
HK SAR	56,862	16,500	—	—
United States of America	147,383	1,216,962	2,137,219	339,570
Japan	1,819	22,854	51,236	8,141
South Korea	218,135	154,769	13,036	2,071
Other countries	9,522	36,520	145,296	23,085
Total net revenues	7,254,869	12,499,987	14,677,965	2,332,094

(26)              Subsequent events

In January 2012, the Company issued 3,588,025 ordinary shares to Trustbridge at the price of US$ 4.06 per ADS upon the conversion of the remaining US$14.6 million senior secured convertible notes due 2012.  As a result, the senior secured convertible notes have been fully converted accordingly.