Form 20-F
period 2012-12-31
YINGLI GREEN ENERGY HOLDING CO LTD
filed 2013-04-23
CIK 1394029

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-33469

Yingli Green Energy Holding Company Limited
(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands
(Jurisdiction of Incorporation or Organization)

No. 3399 Chaoyang North Street, Baoding 071051, People’s Republic of China
(Address of Principal Executive Offices)

Zongwei Li, Chief Financial Officer Telephone: (86 312) 8929-700 Facsimile: (86 312) 8929-800 No. 3399 Chaoyang North Street Baoding 071051, People’s Republic of China
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

156,585,020 Ordinary Shares

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☒ Accelerated filer	☐ Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

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

The selected consolidated statement of comprehensive income (loss) data (other than ADS data) and other consolidated financial data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected balance sheet data as of December 31, 2008, 2009 and 2010 and the following selected statement of comprehensive income (loss) data for the years ended December 31, 2008 and 2009 have been derived from our audited consolidated financial statements not included in this annual report.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	Yingli Green Energy
	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(In thousands, except share, ADS, per share and per ADS data)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Comprehensive Income (Loss) Data
Net revenues	7,553,015	7,254,869	12,499,987	14,667,965	11,391,928	1,828,530
Gross profit (loss)	1,767,216	1,714,373	4,152,785	2,449,679	(368,801)	(59,197)
Impairment of goodwill	—	—	—	273,382	—	—
Impairment of long-lived assets	—	131,177	—	2,275,024	200,497	32,182
Provision for inventory purchase commitments	—	—	—	851,694	—	—
Income (loss) from operations	1,153,300	318,550	2,780,598	(2,695,068)	(2,523,316)	(405,021)
Interest expense	(162,131)	(376,336)	(438,011)	(626,737)	(897,124)	(143,998)
Foreign currency exchange gains (losses)	(66,286)	38,389	(338,216)	(190,475)	(78,599)	(12,616)
Loss on debt extinguishment	—	(244,744)	—	—	—	—
Loss from revaluation of embedded derivative	—	(231,345)	—	—	—	—
Income tax benefit (expense)	5,588	31,831	(333,466)	133,413	205,742	33,024
Loss (earnings) attributable to the noncontrolling interests	(293,300)	(78,865)	(311,257)	56,866	127,475	20,461
Net income (loss) attributable to Yingli Green Energy(1)	653,826	(531,595)	1,386,776	(3,208,911)	(3,064,412)	(491,873)
Basic earnings (loss) per ordinary share and per ADS(1)	5.13	(3.83)	9.15	(20.46)	(19.59)	(3.14)
Diluted earnings (loss) per ordinary share and per ADS(1)	5.05	(3.83)	8.86	(20.46)	(19.59)	(3.14)
Weighted average ordinary shares and ADSs outstanding
Basic	127,419,040	138,759,177	151,542,518	156,805,040	156,425,307	156,425,307
Diluted	129,494,385	138,759,177	156,558,197	156,805,040	156,425,307	156,425,307

	Yingli Green Energy
	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	(In percentages)
Other Consolidated Financial Data
Gross profit (loss) margin(2)	23.4%	23.6%	33.2%	16.7%	(3.2)%
Operating profit (loss) margin(2)	15.3%	4.4%	22.2%	(18.4)%	(22.2)%
Net profit (loss) margin(2)	8.7%	(7.3)%	11.1%	(21.9)%	(26.9)%

	As of December 31,
	2008	2009	2010	2011	2012
	(In thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data
Cash	1,108,914	3,248,086	5,856,132	4,181,038	2,084,865	334,644
Accounts receivable, net	1,441,949	1,750,898	1,909,319	2,130,377	3,634,151	583,321
Inventories	2,040,731	1,665,021	2,524,956	2,670,919	2,523,550	405,058
Prepayments to suppliers	774,014	329,457	573,937	386,939	239,912	38,509
Total current assets	6,061,133	7,956,475	12,907,061	12,738,295	11,112,874	1,783,740
Long-term prepayments to suppliers	674,164	678,311	504,326	1,322,714	1,280,131	205,475
Property, plant and equipment, net	3,385,682	6,573,851	9,933,956	12,389,184	13,218,200	2,121,667
Total assets	11,067,796	16,257,105	24,188,494	27,483,413	27,153,586	4,358,451
Short-term borrowings, including current portion of long-term debt(3)	2,044,200	3,501,027	5,857,878	8,225,076	7,526,015	1,208,009
Convertible senior notes	—	1,291,843	—	9,218	—	—
Total current liabilities	2,829,419	6,939,388	9,782,978	12,949,612	12,940,969	2,077,170
Senior secured convertible notes	—	100,139	83,213	—	—	—
Long-term debt, excluding current portion	662,956	752,809	2,496,482	3,451,899	4,076,456	654,316
Total liabilities	4,895,526	8,071,246	13,914,878	20,429,752	22,936,815	3,681,613
Shareholders’ equity: ordinary shares	9,922	11,363	11,881	12,011	12,241	1,965
Noncontrolling interests	1,395,151	1,550,785	1,922,744	1,892,464	1,846,905	296,448
Total shareholders’ equity	6,172,270	8,185,859	10,273,616	7,053,661	4,216,771	676,838

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
Consolidated Operating Data
PV modules sold (in megawatts)(4)	281.5	525.3	1,061.6	1,603.8	2,297.1

(1)         Commencing January 1, 2007, one of our principal operating subsidiaries, Tianwei Yingli, began enjoying certain exemptions from income tax. From 2011, Hainan Yingli New Energy Resources Co., Ltd., or Yingli Hainan, began enjoying certain exemptions from income tax.

The decrease (increase) in net income (loss) attributable to Yingli Green Energy and decrease (increase) in basic and diluted earnings (loss) per share without the tax holidays for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 are as follows:

	For the Year Ended December 31,
	2008	2009	2010	2011	2012
	RMB	RMB	RMB	RMB	RMB	US$

Net income (loss) attributable to Yingli Green Energy	196,873	(51,226)	94,632	(52,951)	—	—
Basic earnings (loss) per share	1.55	(0.37)	0.62	(0.34)	—	—
Diluted earnings (loss) per share	1.52	(0.37)	0.59	(0.34)	—	—

(2)         Gross profit (loss) margin, operating profit (loss) margin and net profit (loss) margin represent gross profit (loss), operating profit (loss) and net profit or loss attributable to Yingli Green Energy, respectively, divided by net revenues.

(3)         Includes loans guaranteed or entrusted by related parties, which amounted to nil, RMB370.0 million, RMB1,647.2 million, RMB3,197.8 million and RMB3,448.5 million (US$553.5 million), as of December 31, 2008, 2009, 2010, 2011 and 2012, respectively.

(4)         PV modules sold for a given period represents the total PV modules, as measured in megawatts, delivered to customers under the then effective supply contracts during such period.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.2301 to US$1.00, the noon buying rate in effect as of December 31, 2012. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 22, 2013, the noon buying rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board was RMB6.1772 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate(1)
Period	Period End	Average(2)	High	Low
	(RMB per US$1.00)

2008	6.8225	6.9192	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.3716	6.6364	6.2133
2012
October	6.2372	6.2627	6.2877	6.2372
November	6.2225	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2154
April (through April 22, 2013)	6.1772	6.1927	6.2078	6.1720

(1)         Source: Federal Reserve Bank of New York for 2008 and H.10 weekly statistical release of the Federal Reserve Board for January 2009 and later periods.

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

Demand for our products substantially depends on the general economic conditions in our target markets. The economies of many countries around the world, including those in our target markets, experienced a period of slow economic growth and adverse credit market conditions as a result of the global financial crisis in 2008 and 2009 and the ongoing sovereign debt crisis in Europe. As PV system projects generally require significant upfront capital expenditures, our customers have historically relied on financing for the purchase of our products. As a result of weakened macroeconomic conditions and in particular the adverse credit market conditions, our customers experienced difficulty in obtaining financing on attractive terms or at all. As a result, the growth in demand for PV modules has declined significantly since the fourth quarter of 2008. Although the credit market conditions improved since the second quarter of 2009, which contributed to an increase in the demand for our products, the demand for our products slowed down again in the first quarter and the fourth quarter of 2011 and the third quarter of 2012, primarily caused by the adjustment of subsidies and economic incentives for PV installations as part of government austerity measures in many countries. The negative effect from the adjustment of government subsidies and economic incentives is partially offset by the significantly reduced PV system cost since the third quarter of 2011.

In addition, the supply of PV modules has increased due to production capacity expansion by PV module manufacturers worldwide in recent years which, together with a slowdown in demand for PV modules, resulted in a decline of prices of PV modules beginning in the fourth quarter of 2008. The average selling price of our PV modules decreased significantly since the fourth quarter of 2008. While we have achieved cost savings through vertical integration, economies of scale and technological improvements, the decrease in the average selling price of our PV modules primarily caused our gross profit margin to decrease significantly from 33.2% for 2010 to 16.7% for 2011 and negative 3.2% for 2012.

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

If financing for solar energy projects continues to become more costly or inaccessible, the growth of the market for solar energy applications may be materially and adversely affected, which could adversely affect demand for our products and materially reduce our revenue and profits. The average selling price of our PV modules decreased significantly since the fourth quarter of 2008, partly due to the tightened credit for PV system project financing as the result of the global financial crisis in 2008 and 2009 and the ongoing sovereign debt crisis in Europe. In addition, rising interest rates could render existing financings more expensive, as well as present an obstacle for potential financings that would otherwise spur the growth of the PV industry. Furthermore, some countries, government agencies and the private sector have, from time to time, provided subsidies or financing on preferred terms for rural electrification programs. Some of our products are used in “off-grid” solar energy applications, where solar energy is provided to end users independent of an electricity transmission grid. We believe that the availability of financing could have a significant effect on the level of sales of off-grid solar energy applications, particularly in developing countries where users may not have sufficient resources or credit to otherwise acquire PV systems. If these existing financing programs are reduced or eliminated or if financings for solar energy projects continue to be tight or become more expensive, demand for our products would be adversely affected and our revenue and profits could decline.

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

The scope of the government incentives for solar power depends, to a large extent, on political and policy developments in a given country related to environmental, economic or other concerns, which could lead to a significant reduction in or a discontinuation of the support for renewable energy sources in such country. For example, in January 2012, Spain announced that it will suspend the subsidized electricity prices paid to new photovoltaic power plants. The German government reduced solar feed-in tariffs for roof-top systems and ground-based systems several times in 2009, 2010, 2011 and 2012. In 2010 and May 2011, the Italian government announced annual reductions to feed-in tariffs in an effort to impede its overheating solar market. In April 2011, the British Department of Energy and Climate Change, or the DECC, reduced the feed-in-tariff for PV projects between 250kW and 5MW. In September 2012, the DECC proposed to reduce the Renewables Obligation Certificates (ROCs) support rates for new PV projects accredited from April 2013. In March 2013, the National Development and Reform Commission, or NDRC, of China proposed to reduce the feed-in tariff for utility scale PV projects. In addition, in certain countries, including countries to which we export PV products, government financial support of PV products has been, and may continue to be, challenged as being unconstitutional or otherwise unlawful. A significant reduction in the scope or discontinuation of government incentive programs, especially in our target markets, would have a material adverse effect on the demand for our PV modules as well as our results of operations.

Our failure to obtain polysilicon in sufficient quantities, of appropriate quality and in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as we may plan for the future, which will reduce, and limit the growth of, our manufacturing output and revenue.

Polysilicon is the most important raw material used in the production of our PV products. To maintain competitive manufacturing operations, we depend on timely delivery by our suppliers of polysilicon in sufficient quantities and of appropriate quality. Until the fourth quarter of 2008, there was an industry-wide shortage of polysilicon. As a result, we had historically faced the prospect of a shortage of polysilicon and late or failed delivery of polysilicon from suppliers. We may experience actual shortage of polysilicon or late or failed delivery in the future for various reasons. For example, the terms of our polysilicon contracts with, or purchase orders to, our suppliers may be altered or cancelled by the suppliers with limited or no penalty to them, in which case we may not be able to recover damages fully or at all.

If we fail to obtain delivery of polysilicon in amounts and according to time schedules as agreed with our suppliers, or at all, we may be forced to reduce production or secure alternative sources of polysilicon in the spot market, which may not provide polysilicon in amounts or quality required by us or at comparable or affordable prices, or at all. Our failure to obtain the required amount and quality of polysilicon on time and at affordable prices can seriously hamper our ability to meet our contractual obligations to deliver PV products to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, retention of customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. In addition, our failure to obtain sufficient amounts of polysilicon of the appropriate quality could result in underutilization of our existing and new production facilities and an increase of our marginal production cost, and may prevent us from implementing future capacity expansion plans, if any. Any of the above events could have a material adverse effect on our business, financial condition and results of operations.

Volatility in polysilicon prices may adversely affect our results of operations.

Until the fourth quarter of 2008, there had been an industry-wide shortage of polysilicon, primarily due to the growing demand for PV products and limited supply of polysilicon, which resulted in increasing prices of polysilicon under both long-term supply contracts and on the spot market. From the fourth quarter of 2008 to the second quarter of 2009, as the result of increased polysilicon manufacturing capacity and the decrease in the demand for polysilicon due to the global financial crisis in 2008 and 2009, the price of polysilicon has decreased significantly. Although the polysilicon price rebounded between the third quarter of 2010 and the first quarter of 2011 due to the recovery of demand for PV products in certain markets, the polysilicon price has decreased significantly again starting from the second quarter of 2011 as the result of increased polysilicon manufacturing capacity for polysilicon and the pressure from the decreasing average selling price of PV modules. In 2012, the polysilicon prices continued to decline and reached a historical low of approximately US$14 per kilogram in November 2012. On July 20, 2012, the Ministry of Commerce of People’s Republic of China, or MOFCOM, initiated an anti-dumping investigation on imports of solar grade polysilicon originating in the United States and South Korea and an anti-subsidy investigation on the same products from the United States. On November 1, 2012, MOFCOM initiated an anti-dumping and an anti-subsidy investigation on the same products originating in the EU. On November 26, 2012, MOFCOM launched an investigation to determine whether anti-dumping and countervailing duties on polysilicon imported from the United States, South Korea and the EU (if any) should be levied retroactively. According to the updated timeline, MOFCOM’s preliminary determinations are scheduled to be issued by late June 2013 and the time of the final decisions is yet unclear but should in no case be later than the end of 2013. Since polysilicon is one of our major inputs for the production of wafers and subsequently cells and modules and a large portion of the sourcing of polysilicon is from the countries that are subject to the above mentioned investigation, should there be anti-dumping and countervailing duties imposed (whether retroactively or not), our cost of production for solar modules may be materially and adversely affected. Partly due to China’s anti-dumping and anti-subsidy investigations against U.S., South Korean and European polysilicon manufactures, polysilicon prices rebounded slightly since December 2012 and remained below US$20 per kilogram as of the date of this annual report. There is no assurance that the polysilicon price will not increase significantly in the future. To the extent we are not able to pass any increased costs on to our customers, we may be placed at a competitive disadvantage vis-à-vis our competitors, and our business, cash flows, financial condition and results of operations may be materially and adversely affected.

Our polysilicon cost may be higher than the market level as a result of our long-term polysilicon purchase commitment with fixed prices, and our in-house polysilicon production may not be cost-effective, both of which may materially and adversely affect our results of operations.

In response to the industry-wide shortage of polysilicon supply in recent years until the fourth quarter of 2008, we had entered into short-term, medium-term and long-term supply contracts with fixed prices or prices adjustable with set formulas to secure our polysilicon supply. Since the fourth quarter of 2008, the price of polysilicon has decreased significantly as the result of increased polysilicon manufacturing capacity and the pressure from decreasing average selling price of PV modules. To address the significant decrease in polysilicon price, we have renegotiated, and are still negotiating, with our suppliers to reduce the purchase price for a substantial amount of polysilicon supplied under certain of our prior polysilicon supply contracts. However, the purchase prices under certain of our long-term polysilicon purchase contracts were higher than the continuously declining market price of polysilicon. In 2011, we recognized a total of non-cash provision of RMB851.7 million on our inventory purchase commitment under long-term polysilicon supply contracts as a result of the continuing decline in the polysilicon price. If the price under our current contracts remains to be higher than the market price of polysilicon, we may have higher cost of polysilicon compared with other competitors who purchase their polysilicon from the spot market.

Our dependence on a limited number of suppliers for a substantial majority of polysilicon could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.

In 2010, 2011 and 2012, our five largest suppliers supplied in the aggregate approximately 93.1% , 82.6% and 86.6%, respectively, of our total polysilicon purchases. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, decreased revenue and loss of market share. In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Some of our suppliers have a limited operating history and limited financial resources, and some contracts we entered into with these suppliers do not clearly provide for remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. Although we plan to refine Fine Silicon’s production process in order to produce polysilicon at a cost comparable to or lower than prevailing market prices, we do not expect Fine Silicon to meet any meaningful portion of our polysilicon needs in the near future. See “—We may not be able to resume our in-house polysilicon production as cost-effective as expected or at all” below. As a result, we expect to continue to rely on third-party polysilicon suppliers for a significant portion of our polysilicon needs and any disruption in their supply of polysilicon to us may adversely affect our business, financial condition and results of operations.

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

We currently expect that our results of operations will, for the foreseeable future, continue to depend on the sale of our PV modules to a relatively small number of customers until we become successful in significantly expanding our customer base or diversifying product offerings. In 2010, 2011 and 2012, sales to our five largest customers accounted for approximately 30.8%, 27.7% and 26.0%, respectively, of our net revenues. We cannot assure you that we will continue to generate significant revenues from these customers or that we will be able to maintain these customer relationships. In addition, our business is affected by competition in the market for the products that many of our major customers sell, and any decline in the businesses of our customers could reduce the purchase of our products by these customers. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

In addition, a significant portion of our outstanding accounts receivable were derived from sales to a limited number of customers. As of December 31, 2010, 2011 and 2012, our five largest outstanding accounts receivable balance (net of provisions) accounted for approximately 33.3%, 33.8% and 24.2%, respectively, of our total outstanding accounts receivable. We are exposed to the credit risk of these customers, some of which are new customers with whom we have not had extensive business dealings historically. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

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

We may also face competition from new entrants to the PV market, including those that offer more advanced technological solutions or that have greater financial resources, such as semiconductor manufacturers, several of which have started the production of PV cells and PV modules. A significant number of our competitors are developing or currently producing products based on technologies believed to be more advanced, including amorphous silicon, string ribbon and nano technologies, some or all of which may eventually offer cost advantages over the crystalline polysilicon technologies we currently use. A widespread adoption of any of these technologies could result in a rapid decline in demand for our products and a resulting decrease in our revenues if we fail to adopt such technologies. In addition, like us, some of our competitors have become, or are becoming, vertically integrated in the PV industry value chain, from silicon ingot manufacturing to PV system sales and installation. This could further erode our competitive advantage as a vertically integrated PV product manufacturer. In addition, our competitors may also enter into the polysilicon manufacturing business, which may provide them with cost advantages. Furthermore, the entire PV industry also faces competition from conventional energy and non-solar renewable energy providers.

Many of our existing and potential competitors may have substantially greater financial, technical, manufacturing and other resources than we do. Some of our competitors also have better brand name recognition or more established distribution networks in certain important markets, larger customer bases or more in-depth knowledge of the target markets. As a result, they may be able to devote greater resources to the research and development, promotion and sale of their products and respond more quickly to evolving industry standards and changes in market conditions as compared to us. Our failure to adapt to changing market conditions and to compete successfully with existing or future competitors would have a material adverse effect on our business, prospects and results of operations.

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

We made advance payments to some of our polysilicon suppliers under long-term supply contracts we signed with them. As of December 31, 2012, we had long-term prepayment balances for polysilicon in a total amount of RMB1,280.1 million (US$205.5 million) under such long-term contracts. Currently, we are renegotiating with some of our polysilicon suppliers on the purchase price of a substantial amount of polysilicon supply under certain long-term contracts. See “—Our polysilicon cost may be higher than the market level as a result of our long-term polysilicon purchase commitment with fixed prices, and our in-house polysilicon production may not be cost-effective, both of which may materially and adversely affect our results of operations” above. If we fail to reach agreements with such suppliers on the quantities and price of the polysilicon supply under those contracts, the suppliers may hold the advance payment and claim for further damages. In addition, under existing supply contracts with many of our equipment suppliers, consistent with the industry practice, we make advance payments to our suppliers prior to the scheduled delivery dates for equipment. In many such cases, we make the advance payments without receiving collateral for such payments. As a result, our claims for such payments would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Under such circumstances, our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

Our growth strategy requires substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment and dedicated management attention, and our failure to complete our future expansion plans or otherwise effectively manage our growth could have a material adverse effect on the growth of our sales and earnings.

Our future success partially depends on our ability to expand our manufacturing capacity as needed to meet market demands on our products promptly and in a cost-efficient manner. If we are unable to do so, we will not be able to attain the desired level of economies of scale in our operations or lower our marginal production costs to the level necessary to effectively maintain our pricing and other competitive advantages. We have made substantial capital expenditures for our growth in the past and future expansions. For example, we completed an aggregate of 750 megawatts capacity expansion projects in the third quarter of 2012, bringing our total annual production capacity to 2,450 megawatts. Our growth strategy has required and may continue to require substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment, dedicated management attention and the recruitment and training of new employees and is subject to significant risks and uncertainties, including:

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

•            we are using new equipment and technology to lower our unit capital and operating costs, but we cannot assure you that such efforts will be successful; and

•            we may not have sufficient management resources to properly oversee future capacity expansion.

Any of these or similar difficulties could adversely affect our ability to manage the growth of our operations. Any significant delays or constraints to our future manufacturing capacity expansion plans, if any could limit our ability to increase sales, reduce marginal manufacturing costs or otherwise improve our prospects and profitability. In addition, we may have over-capacity as a result of our future manufacturing capacity expansion if we do not sufficiently increase sales.

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

•           our inability to achieve the intended cost efficiency, level of profitability or other intended strategic goals for the acquisitions, strategic investments, joint ventures or other strategic alliances; and

•            potential loss of, or harm to, employees or customer relationships.

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

We may not be able to resume our in-house polysilicon production as cost-effective as expected or at all.

Fine Silicon, our wholly owned polysilicon production subsidiary, started trial production in late 2009 and was initially expected to reach its full production capacity of 3,000 tons of polysilicon per year. However, as market prices of polysilicon decreased sharply in recent years, Fine Silicon’s designed production was no longer cost-effective. Currently, Fine Silicon is not manufacturing any meaningful amount of polysilicon. We recorded a non-cash impairment of long-lived assets of Fine Silicon in an amount of RMB 2,275.0 million and RMB200.5 million (US$32.2 million) for 2011 and 2012, respectively, which in the aggregate represented a write-down of the entire equipment of Fine Silicon. We plan to refine Fine Silicon’s production process and resume its normal production when Fine Silicon can produce polysilicon at a cost comparable to or lower than prevailing market prices of polysilicon, which, if achieved, is expected to have a positive effect on our results of operations. However, we cannot assure you that we will be able to successfully resume Fine Silicon’s normal polysilicon production or achieve the desired cost-efficiency in the near future or at all. If we fail to do so, we will not be able to realize the expected positive effect on our results of operations, and our supply of polysilicon will remain to be subject to market volatilities.

Ingot production is energy-intensive and if our energy costs rise or if our energy supplies are disrupted, our results of operations may be materially and adversely affected.

The ingot production process is highly dependent on a constant supply of electricity to maintain the optimal conditions for production. If these levels are not maintained, we may experience significant delays in the production of ingots. With the rapid development of the Chinese economy, demand for electricity has continued to increase. There have been shortages in electricity supply in various regions across China, especially during peak seasons such as summer. In the event that electricity and other energy supplies to our manufacturing facilities are disrupted, our business, results of operations and financial condition could be materially and adversely affected. In addition to shortages, we are subject to potential risks of interruptions in energy supply due to equipment failure, weather events or other causes. There can be no assurance that we will not face power related problems in the future.

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

In 2012, we recognized a net foreign currency exchange loss of RMB 78.6 million (US$12.6 million) primarily due to the depreciation of the Euro and the U.S. dollar against the Renminbi. We have entered into hedging and foreign currency forward arrangements to limit our exposure to foreign currency exchange risk. However, we will continue to be exposed to foreign currency exchange risk to the extent that our hedging and foreign currency forward arrangements do not cover all of our expected revenues denominated in foreign currencies. We cannot predict the effect of exchange rate fluctuations on our foreign currency exchange gains or losses in the future. We may continue to reduce the effect of such exposure through hedging or other similar arrangements, but because of the limited availability of such instruments in China, we cannot assure you that we will always find a hedging arrangement suitable to us, or that such derivative activities will be effective in managing our foreign exchange risk.

In addition, our functional currency for our PRC subsidiaries is Renminbi. Our sales generated by our PRC subsidiaries which are denominated in foreign currencies need to be translated into Renminbi when they are recorded as our revenues. Therefore, depreciation of foreign currencies in which our sales are denominated, such as the Euro and the U.S. dollar, against the Renminbi will cause our reported revenues to decline. In 2010, 2011 and 2012, the depreciation of the Euro and U.S. dollar against the Renminbi adversely affected our total net revenues, as a majority of our PV module shipments were under contracts denominated in the Euro and the U.S. dollar.  Any further depreciation of foreign currencies in which our sales are denominated against the Renminbi will continue to adversely affect our revenues and results of operations.

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

For example, in order to meet the increasing demand for our products and further drive down costs through increased cell conversion efficiency and the larger scale of manufacturing, we started to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells, in June 2009. In 2012, we achieved an average efficiency rate of 19.2% and a record cell conversion efficiency rate of 20.0% on the PANDA commercial production lines. However, as we are new to the monocrystalline technology, we may not be able to overcome all technical challenges in the process of commercializing new technology developed from Project PANDA and maintain or further improve the cell conversion efficiency rate we have achieved. In addition, we only have limited experience with customer demands in the monocrystalline PV market and may not be able to adapt to the monocrystalline PV market conditions. The established and more experienced competitors in the monocrystalline PV market may possess superior technology and have better known brand names than us. If we fail to successfully continue commercializing our monocrystalline PV technology or are unable to operate competitively in the monocrystalline market, we may not be able to recover the cost of our investments, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

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

The manufacture of PV modules and PV systems is a highly complex process. Disruptions or deviations in one or more components of the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in no output. Historically, we had from time to time experienced lower-than-anticipated manufacturing output during the ramp-up period of production lines. This often occurred during the production of new products, the installation of new equipment or the implementation of new process technologies. For example, in the fourth quarter of 2012, due to the challenging solar market conditions and continuing decline in average selling prices of PV modules, we recognized an inventory provision of RMB 121.0 million (US$19.4 million), an impairment of long-lived assets of Fine Silicon in an amount RMB 200.5 million (US$32.2 million) and a loss of RMB 61.7 million (US$9.9 million) related to disposal of certain equipment. These non-cash charges significantly and adversely affected our results of operations in the fourth quarter and full year 2012. As we bring additional lines or facilities into production, we may operate at less than intended capacity during the ramp-up period and produce less output than expected. This would result in higher marginal production costs which could have a material adverse effect on our profitability.

Unsatisfactory performance of or defects in our products may cause us to incur additional warranty expenses, damage our reputation and cause our sales to decline.

Before September 30, 2011, our PV modules are typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. From October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nameplate power for 10 years, and 80.7% of nameplate power for a period of 25 years for multicrystalline PV modules and 98.0% of nameplate power for the first year, 92.0% of nameplate power for 10 years, and 82.0% of nameplate power for a period of 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with linear-based warranty which guarantees each year’s power output during the twenty-five-year warranty period. In 2012, we entered into a module performance warranty insurance agreement with Munich Re’s specialty primary insurers. According to the agreement, both of us will provide additional economic security for large-scale commercial and utility project developers, investors and debt providers during the period from October 1, 2012 to September 30, 2013 in connection with our multicrystalline PV modules. Nevertheless, we bear the risk of warranty claims long after we have sold our products and recognized revenues. We have sold PV modules only since January 2003, and none of our PV modules has been in use for the entire warranty periods. In connection with our PV system sales in the PRC, we provide a one- to five- year warranty against defects in our modules, storage batteries, controllers and inverters. As of December 31, 2010, 2011 and 2012, our accrued warranty costs amounted to RMB303.6 million, RMB457.7 million and RMB555.4 million (US$89.1 million), respectively. Moreover, because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate, and because our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty by us for our products will be adequate in light of the actual performance of our products. If we experience a significant increase in warranty claims, we may incur significant repair and replacement costs associated with such claims. Furthermore, widespread product underperformances or failures will damage our reputation and customer relationships and may cause our sales to decline, which in turn could have a material adverse effect on our financial condition and results of operations.

Natural disasters, acts of war or terrorism or other factors beyond our control may adversely affect our business, results of operations and financial condition.

Natural disasters such as earthquakes, floods, severe weather conditions or other catastrophic events may severely affect the regions where we, our suppliers or our customers operate. Such natural disasters could also cause a material economic downturn in the affected area or internationally. Although we have limited exposure to any catastrophic event, any future disasters in areas where we, our suppliers or our customers operate could have a material adverse effect on our business prospects, financial condition and results of operations.

Similarly, war, terrorist activity, threats of war or terrorist activity, social unrest as well as geopolitical uncertainty and international conflict and tension, for example, the tensions within the Middle East and the Korean Peninsula and the territorial disputes between China and other countries, could affect international or regional economic development. In turn, there could be a material adverse effect on our business, financial condition and results of operations. In addition, we may not be adequately prepared in terms of contingency planning or have recovery capabilities in place to deal with a major incident or crisis. As a result, our operational continuity may be adversely and materially affected.

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

Some of the equipment used in our production of polysilicon ingots, wafers, PV cells and PV modules, such as ingot casting furnaces, diffusion furnaces and wire saws, have been customized to our specifications, are not readily available from multiple vendors and would be difficult to repair or replace. There are also limited sources of supply for the principal polysilicon manufacturing equipment we use and we may not be able to replace such sources at reasonable costs and on a timely basis or at all. If any of our key equipment suppliers were to experience financial difficulties or go out of business, we may have difficulties with repairing or replacing our key equipment in the event of any damage to or a breakdown of such equipment. Furthermore, new or replacement equipment may not be delivered to us in a timely manner. In such cases, our ability to deliver products in a timely manner would suffer, which in turn could result in cancellations of orders from our customers and loss of revenue for us. In addition, the equipment we may need for our future expansion may be in high demand. A supplier’s failure to deliver the equipment in a timely manner, in sufficient quantity and on terms acceptable to us could delay our future capacity expansion and otherwise disrupt our production schedule or increase our production costs.

If the practice of requiring certain customers to make advance payments when they place orders with us ceases, or if our customers fail to meet their payment obligations, we may experience increased needs to finance our working capital requirements and may be exposed to increased credit risk, which may materially and adversely affect our financial position and results of operations.

We used to require many of our customers to make an advance payment representing a small percentage of their orders, which used to be a business practice that helped us manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we needed to finance our working capital requirements. However, this practice had ceased for customers from the European and U.S. markets, which in turn had increased our need to obtain additional short-term borrowings to fund our cash requirements. Currently, we require prepayments from customers in China and other emerging markets. We cannot assure you that this practice will not cease in the future. If this practice ceases, we may not be able to secure additional financing on a timely basis or on terms acceptable to us or at all. Currently, a significant portion of our revenue is derived from credit sales to our customers, generally with payments due within four months after shipment. As a result, any future decrease in the use of cash advance payments by our customers may negatively impact our short-term liquidity and, coupled with increased credit sales to a small number of major customers, expose us to additional and more concentrated credit risk since a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2010, 2011 and 2012, our five largest outstanding accounts receivable balance accounted for approximately 33.3%, 33.8% and 24.2%, respectively, of our total outstanding accounts receivable. The failure of any of these or other customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. For example, as the result of two customers’ prolonged failure to settle accounts receivable and the continuing deterioration of their financial condition and creditworthiness, we made a total provision of RMB67.1 million(US$10.8 million) in 2012 for the doubtful accounts receivable related to these two customers. Although we have been able to maintain adequate working capital primarily through short-term borrowing, our convertible senior notes offering, the follow-on offering, other debt issuances and long-term bank borrowings, any failure by our customers to settle outstanding accounts receivable in the future could materially and adversely affect our cash flow, financial condition and results of operations.

We face risks associated with the marketing and sale of our PV products internationally, and if we are unable to effectively manage these risks, our ability to expand our business abroad will be limited.

In 2010, 2011 and 2012, we sold 94.0%,77.8% and 76.7%, respectively, of our products to customers outside of China, including customers in Germany, the United States, Greece, Spain, Italy, France, India, Japan, the Netherlands, the United Kingdom, Israel, Korea and Belgium. We intend to further grow our business activities in China’s domestic market and the various international markets, in particular in the United States, Japan, South Africa and selected countries in South America, Southeast Asia and the Middle East where we believe the PV market is likely to grow significantly in the near term. The marketing and sale of our PV products to international markets expose us to a number of risks, including, but not limited, to:

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

We export a substantial amount of our products to Europe. In 2012, our sales to European countries accounted for over 40% of our total net revenues for 2012. On September 5 and November 8, 2012, respectively, the European Union initiated anti-dumping and anti-subsidy investigations of CSPV wafers, cells, and modules from China. Thin-film products are not included. On March 6, 2013, the European Union started to register on imports of CSPV products whether originated or consigned from China. The European Union Commission is expected to issue its preliminary determination for the anti-dumping investigation in early June 2013 and is expected to issue its preliminary determination for the anti-subsidy investigation in early August, 2013. After the preliminary determinations, imports of the subject merchandise may be subject to the AD and CVD, and importers may be required to post bonds or cash deposits at the time of entry of the goods. The European Parliament is expected to issue its final determinations for such investigations as early as December 2013. Such investigations have brought significant uncertainties to our business in the EU market, and if as the result of such investigations the European Parliament imposes antidumping and countervailing tariffs or other trade protection measures, our exports to the European market may be materially and adversely affected.

We also export a substantial amount of our products to the United States. On November 7, 2012, the U.S. International Trade Commission (ITC) determined that crystalline silicon photovoltaic, or CSPV, modules produced from Chinese cells are materially injuring the U.S. CSPV cells and modules industry. The U.S. Department of Commerce, or the DOC, issued its final determinations on the rates of the anti-dumping, or AD, and countervailing duties, or CVD, on October 10, 2012, which became effective upon issuance of the final anti-dumping and countervailing duties orders in early December, 2012. As a result of such final determinations, we, as a voluntary respondent, are subject to an average aggregated AD/CVD rate of 29.18%. In issuing its final determinations, the DOC expressly rejected U.S. petitioner SolarWorld’s argument that the AD/CVD orders should apply to modules assembled in China from cells manufactured anywhere in the world. SolarWorld filed its appeal against DOC’s findings on the product scope in February 2013. We, together with other Chinese manufacturers, are intervening in supporting DOC’s findings on the scope. Should SolarWorld succeed in challenging DOC’s findings on scope, our exports to the U.S. market may be materially and adversely affected.

On November 23, 2012, the Department of Commerce of Government of India initiated its anti-dumping investigation concerning imports of photovoltaic products originating in or exported from Malaysia, Mainland China, Taiwan and the United States. Both crystalline silicon and thin-film products are under investigation. Although we have very limited shipment to India during the period that is subject to the investigations, and are therefore not selected as a sampled exporter and producer, if as the result of such investigation the Indian government imposes anti-dumping or other trade protection measures, our prospects in the Indian market may be materially and adversely affected.

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

We require a significant amount of cash to fund our operations. We will also require cash to meet future capital requirements, which are difficult to predict in the rapidly changing PV industry. In particular, we will need substantial capital to fund the further expansion of our production capacity, as well as research and development activities in order to remain competitive.

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

We have issued, and may issue in the future, equity securities or securities convertible into our ordinary shares. In the event that the securities convertible into our ordinary shares are converted, our existing shareholders may incur further dilution. For example, in June 2009, we offered 18,390,000 ADSs, representing 18,390,000 of our ordinary shares, to the public and raised approximately US$227.3 million in net proceeds. In January 2009, we issued an aggregate amount of US$49.4 million of senior secured convertible notes due 2012, or senior secured convertible notes, to Trustbridge Partners II, L.P., or Trustbridge, or its affiliates in connection with our acquisition of Cyber Power. From June 2009 to January 2012, we issued an aggregate of 11,588,713 ordinary shares to Trustbridge as a result of the conversion of the full amount of the senior secured convertible notes. In addition, in connection with a credit agreement between Yingli China and a fund managed by Asia Debt Management Hong Kong Limited, or ADM Capital, entered into in January 2009, we issued 4,125,000 warrants to ADM Capital under the terms of a warrant agreement entered into in April 2009. From May 2010 to May 2011, a total of 2,454,271 ordinary shares in the form of ADSs were issued to ADM Capital in connection with its exercise of the total 4,125,000 warrants. Any future issuance of equity securities or securities convertible into or exchangeable for our equity securities may cause further dilution to our existing shareholders. If our future acquisition, expansions, or market changes or other developments cause us to require additional funds, we may issue additional securities convertible into our ordinary shares, and our existing shareholders could incur substantial dilution.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations, as well as our ability to meet any of our payment obligations under the debentures and our other debt instruments.

We currently have a significant amount of debt and debt service requirements. As of December 31, 2012, we had RMB7,526.0 million (US$1,208.0 million) in outstanding short-term borrowings (including the current portion of long-term debt), RMB 3,911.9 million (US$627.9 million) in outstanding medium-term notes and RMB4,076.5 million (US$654.3 million) in outstanding long-term debt (excluding the current portion).This level of debt could have significant consequences on our future operations, including:

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

Any of these factors could have an adverse effect on our business, financial condition and results of operations as well as our ability to meet our payment obligations under the debentures and our other debt instruments.

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

As of December 31, 2010, 2011 and 2012, our outstanding short-term borrowings (including the current portion of long-term debt) were RMB5,857.9 million, RMB8,225.1 million and RMB7,526.0 million (US$1,208.0 million), respectively, and bore a weighted average interest rate of 4.9% ,6.2% and 5.9%, respectively, of which RMB1,647.2 million, RMB3,197.8 million and RMB3,448.5 million (US$553.5 million), respectively, were arranged or guaranteed by related parties.

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

Yingli Power, which is 100% beneficially owned by the family trust of and controlled by Liansheng Miao, the chairperson of our board of directors and our chief executive officer, currently beneficially owns approximately 33.3% of our outstanding ordinary shares. Yingli Power has significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The interests of this shareholder may conflict with our interests or the interests of our others shareholders.

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

We adopted our 2006 stock incentive plan in December 2006. Our board of directors approved in April 2007 and our shareholders approved in May 2007 amendment No. 1 to the 2006 stock incentive plan to increase the number of ordinary shares we are authorized to issue under the 2006 stock incentive plan. Our board of directors approved in July 2009 and our shareholders approved in August 2009 amendment No. 2 to the 2006 stock incentive plan to increase the number of ordinary shares we are authorized to issue under the 2006 stock incentive plan. Under the 2006 stock incentive plan, as amended, we may grant to our directors, employees and consultants up to 2,715,243 restricted shares and options to purchase up to 10,030,195 of our ordinary shares. As of the date of this annual report, we have granted to eight executive officers, 401 employees and four independent directors options to purchase 5,673,809 ordinary shares in the aggregate (excluding forfeited and cancelled options) and an aggregate of 2,631,268 restricted (excluding forfeited restricted shares) to DBS Trustee Limited, or the trustee, for the benefit of seven executive officers and 74 employees and non-employees. See “Item 6.B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — 2006 Stock Incentive Plan.” We account for compensation costs for all share-based awards including share options granted to our directors and employees using a fair-value based method, which may have a material and adverse effect on our reported earnings. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we reduce the scope of our stock incentive plan, we may not be able to attract and retain key personnel, as share options are an important tool to recruit and retain qualified and desirable employees.

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

As of the date of this annual report, we had a total of 420 issued patents in China and had made 390 patent applications. Other than the know-how available in the public domain, we have developed in-house unpatented technical know-how that we use to manufacture our products. Many elements of our manufacturing processes involve proprietary know-how, technology or data, either developed by us in-house or transferred to us by our equipment suppliers, which are not covered by patents or patent applications, including manufacturing technologies and processes and production line and equipment designs. We rely on a combination of patent, trademark, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Nevertheless, these measures provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or our other intellectual property rights, which could have a material adverse effect on our business, financial condition or results of operations. Policing the unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention as well as our other resources away from our business. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. An adverse determination in any such litigation could result in the loss of our intellectual property rights and may harm our business, prospects and reputation.

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

Our future success depends substantially on the continued services of our executive officers, in particular Liansheng Miao, our chief executive officer, Xiangdong Wang, our vice president, Zhiheng Zhao, our vice president, Zongwei Li, our vice president and chief financial officer, Xiaoqiang Zheng, our chief operating officer, Dengyuan Song, our chief technology officer, Jingfeng Xiong, our vice president, and Yiyu Wang, our chief strategic officer. We do not maintain key employee life insurance on any of our executive officers. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. In addition, if any of our executive officers join a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes were to arise between one of our executive officers and us, we cannot assure you of the extent to which such officer’s employment agreement could be enforced in China.

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

Historically, we had started construction and operation of certain of our facilities without having obtained all of the necessary construction permits as required under the relevant regulations. We also started constructing certain other facilities as part of our prior capacity expansion projects while applying for the relevant construction permits. Both our prior and current failure to obtain the relevant construction permits before the commencement of construction of our facilities may subject us to fines or penalties, which may adversely affect our construction process, business operations and results of operations.

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

The inability of the PCAOB to conduct inspections in China makes it more difficult to evaluate the effectiveness of our auditors’ audit procedures or quality control procedures as compared to audits outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

The SEC’s recent administrative proceedings against five PRC-based accounting firms, including the Mainland China affiliate of our independent registered public accounting firm, may significantly and adversely affect our ability to comply with the requirements for financial statements as a reporting company.

The SEC has brought administrative proceedings against five accounting firms in China recently, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain other China-based companies. We were not and are not subject to any SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the Mainland China affiliate of our independent registered public accounting firm is one of the five accounting firms named in the SEC’ s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.  If the SEC prevails in the proceedings, the Mainland China affiliate of our independent auditors and other four accounting firms in China that were named in the proceedings may be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies like ourselves. If none of the China-based auditors are able to continue to be auditors for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Securities and Exchange Act of 1934, as amended, or the Exchange Act, which may ultimately result in our deregistration from the SEC and delisting from the NYSE.

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

We believe that we were not a PFIC for our taxable year ended on December 31, 2012, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If, however, we are or become a PFIC, U.S. investors could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. investors will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. U.S. investors are urged to consult their tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

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

In addition, we cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, the growth rate of China’s gross domestic product has slowed down in recent years, from 9.2% in 2011 to 7.8% in 2012. The Chinese government has set the gross domestic product growth rate at 7.5% for 2013. We cannot assure you that the various macroeconomic measures, monetary policies and economic stimulus package adopted by the PRC government to guide economic growth and the allocation of resources will be effective in sustaining the fast growth rate of the Chinese economy.

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

On August 8, 2006, six PRC government and regulatory authorities, including the PRC Ministry of Commerce, or the MOFCOM, and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors”, or the M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rule, as amended, among other things, established procedures and requirements that could make merger and acquisition activities by foreign investors time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered. Furthermore, MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisition of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, which came into effect on September 1, 2011, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. According to the MOFCOM Security Review Rules, a security review is required for mergers and acquisitions by foreign investors of PRC domestic enterprises (i) having “national defense and security” concerns, and (ii) where the foreign investors may acquire the “de facto control” of the PRC domestic enterprises having national security concerns such as key farm products, key energy and resources, and key infrastructure, transportation, technology and major equipment manufacturing industries. Circular No. 6, however, does not define the term of “key” or “major”, nor has it exhausted all the industries that may be deemed as sensitive industries subject to the security review. When deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review by MOFCOM, the principle of “substance over form” should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through nominee holding structure, trusts, indirect investments, leases, loans, control through contractual arrangements, offshore transactions, or other means. We believe that our current business is not in an industry related to national security. However, we cannot preclude the possibility that MOFCOM or other government agencies may release interpretations or new rules contrary to our understanding or broaden the scope of such security review in the future. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of these regulations in order to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share.

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

The Enterprise Income Tax Law, or the EIT Law, and its implementation rules provide that an income tax rate of 10% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises”, to the extent such dividends are derived from sources within the PRC, unless any such non-PRC investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Furthermore, a circular issued by the Ministry of Finance and the State Administration of Taxation on February 22, 2008 stipulates that undistributed earnings generated prior to January 1, 2008 are exempt from enterprise income tax. We are a Cayman Islands holding company, Yingli International is a British Virgin Islands intermediate holding company and Cyber Lighting is a Hong Kong intermediate holding company. The Cayman Islands and the British Virgin Islands where such holding companies are incorporated do not have a tax treaty with China. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income entered into in August 2006, or the Mainland and the Hong Kong Taxation Arrangement, subject to the confirmation of the in-charge local tax authority, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%, the foreign investor is the “beneficial owner” and owns directly at least 25% the equity interest of the foreign-invested enterprise. Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, if any, will be subject to a 10% income tax or, in the case of the dividends paid to Cyber Lighting, 5% income tax (subject to the confirmation of the local tax authority), if we are considered as “non-resident enterprises” under the EIT Law. We intend to reinvest indefinitely undistributed earnings since 2008 and therefore have not recognized a deferred income tax liability for those earnings. If we are subject under the EIT Law to such income tax for any dividends we may receive from our subsidiaries, it will materially and adversely increase our income tax expense.

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

Under the EIT Law and implementation rules issued by the State Council, PRC income tax at the rate of 10% is applicable to payments of dividends to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such payments of dividends have their sources within the PRC. PRC income tax at the rate of 20% is applicable to payments of dividends to investors who are non-resident individuals, to the extent such payments of dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to the PRC income tax if such gain constitutes income derived from sources within the PRC. It is currently unclear what constitutes income derived from sources within the PRC. Therefore, it is unclear whether dividends we may pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that any dividends to be distributed by us to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing for a different withholding arrangement will be entitled to the benefits under the relevant withholding arrangement.

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

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, are subject to PRC regulations. For example, any of our loans to our PRC subsidiaries cannot exceed the difference between the total amount of investment our PRC subsidiaries are approved to make under relevant PRC laws and the respective registered capital of our PRC subsidiaries, and must be registered with the local branch of SAFE as a procedural matter. In addition, our capital contributions to our PRC subsidiaries must be approved by MOFCOM or its local counterpart. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our PRC subsidiaries or to fund their operations may be negatively affected, which could adversely affect their liquidity and its ability to fund their working capital and expansion projects and meet their obligations and commitments.

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

As entities established in China, Tianwei Yingli, Yingli China, Fine Silicon and Hainan Yingli are subject to certain limitations with respect to dividend payments. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. As a Sino-foreign equity joint venture, Tianwei Yingli is also required to set aside each year a percentage, as decided by its board of directors, of its after-tax profits based on PRC accounting standards to its reserve fund, enterprise development fund and employee bonus and welfare fund. As of December 31, 2012, such restricted reserves of Tianwei Yingli amounted to RMB236.9 million (US$38.0 million) and its accumulated profits that were unrestricted and were available for distribution amounted to RMB2,426.4 million (US$389.5 million).

As a foreign investment enterprise, each of Yingli China and Fine Silicon is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital, and to set aside a certain amount of its after-tax profits each year, if any, to its employee bonus and welfare fund. These reserves may not be distributed as cash dividends. As of December 31, 2012, such restricted reserves of Yingli China amounted to RMB183.9 million (US$29.5 million), and its accumulated profits that was unrestricted and was available for distribution amounted to RMB151.3 million (US$24.3 million).

As a PRC domestic company, Hainan Yingli is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital. These reserves may not be distributed as cash dividends. As of December 31, 2012, such restricted reserves of Hainan Yingli amounted to RMB34.4 million (US$5.5 million) and its accumulated profits that were unrestricted and were available for distribution amounted to RMB172.5 million (US$27.7 million).

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

On August 29, 2008, SAFE promulgated Circular 142, or SAFE Notice 142, a notice regulating the conversion by a foreign invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Notice 142 may result in severe penalties, such as heavy fines. On November 19, 2012, SAFE promulgated the Circular on Further Improving and Adjusting the Policies on Administration of Foreign Exchange under Direct Investment, or Circular 59, which came into force on December 17, 2012. Circular 59 relaxes the foreign exchange controls over inbound and outbound investments by PRC companies and simplifies the current administrative system, especially in foreign currency capital settlement and foreign exchange registration procedures of foreign invested enterprises. However, the restrictions imposed by the SAFE Notice 142 are still effective. As SAFE Notice 142 may significantly limit our ability to transfer the net proceeds from our financings to our PRC subsidiaries, the business expansions of our PRC subsidiaries may be adversely affected. In addition, we may not be able to convert the net proceeds from our financings into Renminbi to invest in or acquire any other PRC companies.

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

Our business could be adversely affected by the effects of avian flu, SARS or another epidemic or outbreak. In 2005 and 2006, there were reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. During 2007 and early 2008, there have been reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In 2009 and 2010, there were reports on the occurrences of swine flu, caused by the H1N1 virus, in Mexico, the United States, China and certain other countries and regions around the world. Recently, there have been reports on the occurrences of avian flu, caused by the H7N9 virus, in certain regions in China. An outbreak of avian flu or swine flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of Severe Acute Respiratory Syndrome, or SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, would also have similar adverse effects. These outbreaks of contagious diseases, and other adverse public health developments in China, would have a material adverse effect on our business operations. These could include restrictions on our ability to travel or to ship our products outside of China, as well as cause temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, swine flu, SARS or any other epidemic.

Risks Related to Our ADSs

The market price for our ADSs has been volatile.

The market price for our ADSs has been and will continue to be highly volatile. Since our ADSs became listed on the NYSE on June 8, 2007, the trading prices of our ADSs have ranged from US$1.25 to US$41.50 per ADS, and the last reported trading price on April 22, 2013 was US$2.01 per ADS.

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

As of the date of this annual report, we had 166,585,020 ordinary shares outstanding, including 103,207,272 ordinary shares represented by ADSs. All ADSs sold in our public offerings are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. All of the remaining ordinary shares outstanding are, subject to the applicable requirements of Rule 144 under the Securities Act, available for sale. If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding stock options, the market price of our ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate.

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

In addition to Tianwei Yingli, we have also established or acquired subsidiaries in strategic locations in the PRC, including Haikou, Tianjin, Hengshui, Lhasa, Lanzhou, Kunming, Guangzhou, Beijing, Suzhou, Yantai, Guangxi, Shenzhen and Shanghai, etc. to manufacture, assemble or sell PV modules and systems and ancillary materials.

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

Our principal executive offices are located at No. 3399 Chaoyang North Street, Baoding, Hebei Province, People’s Republic of China. Our telephone number at this address is (86 312) 8929-700 and our fax number is (86 312) 8929-800. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, New York, New York 10017. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

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

Our Convertible Senior Notes Offering and Secondary Offering

In December 2007, we completed our convertible senior notes offering and secondary offering, in which we offered and sold an aggregate principal amount of US$172.5 million zero coupon convertible senior notes due 2012 and raised an aggregate of US$168.2 million in proceeds, before expenses, and several of our shareholders sold an aggregate of 6,440,000 ordinary shares in the form of ADSs. As of December 31, 2012, the convertible senior notes due 2012 had been fully redeemed.

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

B.            Business Overview

Overview

We are one of the leading vertically integrated photovoltaic, or PV, product manufacturers in the world. We design, manufacture and sell PV modules, and design, assemble, sell and install PV systems. With an overall annual manufacturing capacity of 2,450 megawatts for each of crystalline polysilicon ingots and wafers, PV cells and PV modules as of the date of this annual report, we believe we are currently one of the largest manufacturers of PV products in the world as measured by annual manufacturing capacity. Our current products and services substantially cover the entire PV industry value chain, ranging from crystalline polysilicon ingots and wafers, PV cells and PV modules to the manufacture of PV systems and the installation of PV systems. We believe we are one of the largest PV companies in the world to have adopted a vertically integrated business model. Our end-products include PV modules and PV systems in different sizes and power outputs. We sell PV modules under our own brand names, Yingli and Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, China, the United States, Greece, Spain, Italy, France, India, Japan, the Netherlands, the United Kingdom, Israel, Korea and Belgium.

In 2002, we began producing PV modules with an initial annual manufacturing capacity of three megawatts and have significantly expanded production capacities of our PV products in the past to the current level. Currently, we maintain a balanced vertically integrated production capacity of 2,450 MW per year at our production facilities located in Baoding, Haikou, Tianjin and Hengshui.

In January 2009, we acquired Cyber Power Group Limited, or Cyber Power, a development stage enterprise designed to produce polysilicon, and its principal operating subsidiary in China, Fine Silicon Co., Ltd., or Fine Silicon, with an intention to establish our own in-house polysilicon production capacity. However, due to the sharp decline in polysilicon prices in recent years, Fine Silicon was not able to achieve cost-effective production. We plan to refine Fine Silicon’s production process and resume its normal production when Fine Silicon can produce polysilicon at a cost comparable to or lower than prevailing market prices of polysilicon. Currently, Fine Silicon is not producing any meaningful amount of polysilicon.

Our Products and Services

Our products and services include the manufacture of polysilicon ingots and wafers, PV cells, PV modules and integrated PV systems, which encompass substantially the entire PV industry value chain, with the manufacture of polysilicon feedstock being the only significant exception.

Polysilicon Ingots and Blocks

A polysilicon ingot is formed by melting, purifying and solidifying polysilicon feedstock into a brick-shaped ingot. Now we produce 400 kilogram, 420 kilogram, 480 kilogram and 500 kilogram multicrystalline polysilicon ingots, which account for approximately 90% of our ingots. The polysilicon ingots are then cut into blocks. Our polysilicon blocks are generally available in cuboid with the same face the size of 156 millimeters x 156 millimeters and different heights. We use our polysilicon blocks to produce polysilicon wafers.

Polysilicon Wafers

The polysilicon blocks are then sliced into wafers with wire saws. Thinner wafers enable a more efficient use of polysilicon, and lower the cost per watt of power produced. The thickness of our wafers was 180 microns as of December 31, 2012. The diameter of our wires was 130 microns as of December 31, 2012. Our wafers are generally available in the size of 156 millimeters x 156 millimeters. At times historically when we had produced an excess amount of wafers as a result of the disparity in our wafer manufacturing capacity and the PV cell capacity, we provided the excess wafers to third-party toll manufacturers which processed wafers into PV cells and return the PV cells to us for a processing fee under toll manufacturing arrangements. In 2010 we entered into toll manufacturing arrangements with third-party toll manufacturers, which accounted for a very small percentage of our total production volume. For the year of 2011 and 2012 we did not have such toll manufacturing arrangements.

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

In addition, we have commercialized 600 megawatts of monocrystalline production capacity for each of monocrystalline ingots and wafers, cells and modules in Baoding, Hebei Province. These production lines are designed to produce next-generation high efficiency monocrystalline PV cells based on the technology developed through Project PANDA, a collaboration project among us, the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells. We achieved an average cell conversion efficiency rate of 19.2% and a record cell conversion efficiency rate of 20.0% on the PANDA commercial lines in 2012.

We generally use all of our PV cells in the production of our PV modules. In 2012, as we were able to achieve a utilization rate of our PV module production capacity above 100% to meet strong market demand, we purchased PV cells from third parties to meet the excess PV module production capacity. We anticipate that we may continue to purchase PV cells from third parties from time to time in the future.

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

Dimensions	Weight	Maximum Power	Optimum Operating Voltage
(mm x mm)	(Kilograms)	(Watts)	(Volts)
1310 x 990	15.2	180 — 210	23
1330 x 990	15.4	195 — 225	24
1650 x 990	19.1	230 — 260	29
1650 x 990	19.1	250 — 280	30
1970 x 990	26.8	280 — 310	35

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

Manufacturing

We started producing PV modules in 2002 and started producing polysilicon ingots and wafers in October 2003 and PV cells in March 2004. As of the date of this annual report, we have the capacity to produce over 2,450 megawatts each of polysilicon ingots and wafers, PV cells and PV modules per year. We use our polysilicon wafers and PV cells as materials in the production of PV modules.

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

Manufacturing Capacity

Currently, we maintain a balanced vertically integrated production capacity of 2,450 MW per year at our production facilities located in Baoding and Hengshui, Hebei Province, Haikou, Hainan Province and Tianjin.

The following table sets forth our production capacities for ingot and wafers, PV cells and PV modules at the end of each period indicated.

	As of December 31,
	2010	2011	2012
	(Megawatts)
Ingot and wafers	1,000	1,700	2,450
PV cells	1,000	1,700	2,450
PV modules	1,000	1,700	2,450

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

In 2010, 2011 and 2012, we purchased the substantial majority of our raw materials and other consumables (other than polysilicon) from approximately 10 to 15 overseas suppliers and the rest from Chinese suppliers. Where possible, we seek to procure raw materials and other consumables from suppliers with proven quality and cost advantages.

Polysilicon is the most important raw material used in our production process. Due to growing global demand for polysilicon, prices for polysilicon had increased substantially in the past few years until the fourth quarter in 2008. From the fourth quarter of 2008 to the second quarter of 2009, as the result of increased polysilicon manufacturing capacity and the decrease in the demand for polysilicon due to the global financial crisis in 2008 and 2009, the price of polysilicon decreased significantly. Although the polysilicon price rebounded between the third quarter of 2010 and first quarter of 2011 due to the recovery of demand for PV products in certain markets, the polysilicon price has decreased significantly starting from the second quarter of 2011 as the result of increased polysilicon manufacturing capacity for polysilicon and the pressure from the decreasing average selling price of PV modules. In 2012, the polysilicon prices continued to decline and reached a historical low of approximately US$14 per kilogram in November 2012. Partly due to China’s anti-dumping and anti-subsidy investigations against U.S., South Korean and European polysilicon manufactures, polysilicon prices rebounded slightly since December 2012 and remained below US$20 per kilogram as of the date of this annual report. Our average purchase price of polysilicon per kilogram decreased by 53.1% in 2012 compared to 2011. However, any significant increase of the price for polysilicon in the future would materially and adversely affect our profitability and results of operations.

Historically, we had relied on spot market purchase to meet a significant portion of our polysilicon needs. In order to secure adequate and timely supply of polysilicon, we are actively seeking to further strengthen our relationships with our polysilicon suppliers and establish strategic relationships with them. We have entered into various purchase agreements and memorandums of understanding with local and foreign suppliers, including some of the world’s major polysilicon suppliers. Supplies under these purchase agreements started in early 2009. However, we cannot assure you that we will be able to secure sufficient quantities of polysilicon to meet the requirements of our existing production capacity or support future expansion of our manufacturing capacity, if any.

From 2006 to 2010, we entered into seven long-term supply contracts with Wacker Chemie AG, or Wacker, a German polysilicon supplier, for supplies of polysilicon from 2009 through 2013, from 2009 through 2017, from 2010 through 2018, from 2009 through 2011, from 2010 through 2017, from 2011 through 2013 and from 2011 through 2018, respectively. In addition, we entered into one long-term supply agreements in February 2008 with OCI Company Ltd., or OCI, formerly known as DC Chemical, for supplies of polysilicon for the period from 2009 through 2013. From 2009 to the date of this annual report, we entered into another two long-term supply contracts with OCI, for supplies of polysilicon from 2011 through 2015 and from 2012 through 2018, respectively. We also entered into a polysilicon supply contract with Daqo New Energy Corp., or Daqo, formerly known as Sailing, for supplies of polysilicon from the fourth quarter of 2008 through the end of 2010. In August, 2010, we entered into another polysilicon supply agreement with Daqo for supplies of polysilicon from 2011 through 2012. In March 2011, we entered into a long-term polysilicon supply agreement with Hemlock Semiconductor Pte. Ltd., or Hemlock, for supplies of polysilicon from 2013 through 2020. In November 2011, we entered into an amendment to this long-term supply agreement to purchase polysilicon starting from 2012 through 2020 instead of 2013 through 2020. Due to the fluctuating polysilicon prices, we successfully negotiated several times with those long-term suppliers in 2011 and 2012 to revise certain commercial terms such as total contract quantity, advance payment arrangement and unit prices.

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

April 2004, December 2010 and renewed in February 2012, September 2012

UL certification, authorized by Underwriters Laboratories Inc., an independent, not-for-profit product-safety testing and certification organization in the United States; evaluated in accordance to USL (Standard for Safety, Flat-Plate Photovoltaic Modules and Panels, UL 1703) and CNL (Canadian Other Recognized Document, ULC/ORD-C1703-01, Flat-Plate Photovoltaic Modules and Panels).

Certain models of PV modules

August 2004, July 2005, January 2006, February 2007, May 2007, July 2007, June 2008, May 2009, November 2009, February 2010, August 2010, November 2010, March 2011, April 2011, June 2011, November 2011, December 2011, April 2012 and May 2012

TÜV certification, conducted by TÜV Immissionsschutz und Energiesysteme GmbH, an independent approval agency in Germany, against the requirements of Safety Class II Test (Crystalline terrestrial Photovoltaic (PV) Modules — Design qualification and type approval, IEC61215:2005, Photovoltaic (PV) module safety qualification, IEC61730, factory inspection certification, IEC 61215:2005 and IEC 61730:2004, salt mist corrosion testing, IEC 61701:2011, and ammonia corrosion testing, IEC 62716) on PV modules.

Certain models of PV modules

January 2007 and renewed in February 2010	ISO 14001: 2004 certification for environment management system.	The design and manufacturing of crystalline silicon solar modules, solar cells, multi-crystalline silicon wafers and multi-crystalline silicon ingots

July 2010	“Golden Solar” certification by CGC, against the requirement of IEC61215:2005.	Certain models of our PV modules

March 2011	“Golden Solar” certification by CGC, against the requirement of IEC61215:2005.	PANDA series modules

August 2011 and August 2012	JET certification, conducted by Japan Electrical Safety & Environment Technology Laboratories, an independent approval agency in Japan, against the requirement of IEC61215 and IEC61730	Certain models of PV modules

August 2011	MCS certification authorized by United Kingdom Accreditation Service (UKAS), a non-profit independent certification company, against the requirement of MSC 010-1.5 and MSC 005-2.3.	Certain models of PV modules

September 2011	KEMCO certification, conducted by Korea Energy Management Corporation in Korea, against the requirement of IEC61215 and IEC61730.	PANDA series modules

Markets and Customers

Our products are sold in China’s domestic market and in various international markets, including Germany, the United States, Greece, Spain, Italy, France, India, Japan, the Netherlands, the United Kingdom, Israel, Korea and Belgium. The following table sets forth the revenues generated from our major markets as percentages of our net revenues for the periods indicated.

	Year Ended December 31,
	2010	2011	2012
	%	%	%
Germany	56.6	44.9	41.8
PRC	6.0	22.2	23.3
United States	9.7	14.6	14.1

For a breakdown of our net revenue by geographic regions for 2010, 2011 and 2012, see Note 25 to our audited consolidated financial statements included elsewhere in this annual report. For the revenue contributions by our customers that individually accounted for greater than 10% of our net revenues for 2010, 2011 and 2012, see Note (2)(c) to our audited consolidated financial statements included elsewhere in this annual report.

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

We employ a total of approximately 300 marketing and sales personnel at our headquarters in Baoding and also in Haikou, Tianjin, Hengshui, Lhasa, Lanzhou, Kunming, Nanning, Shenzhen, Beijing, Suzhou, Yantai and Yiwu. We believe the adoption of China’s Renewable Energy Law and the PRC government’s commitment to develop renewable energy sources will contribute to rapid growth of the PV market in China. We plan to leverage our existing relationships with end-users to increase our sales in China, especially our sales of PV systems. As part of our effort to expand overseas, we have built a sales team of 151 representatives located in Germany, Spain, Italy, Greece, France, Luxembourg, Switzerland, Singapore, Japan, Australia, Chile, Brazil, Mexico and the United States, and expect to further expand our overseas sales force.

In order to avoid brand confusion and build more direct relationships with our customers, we have actively promoted our brand name through participation in trade shows and exhibitions, advertisements on newspapers and trade magazines and various sponsorships. For example, to strengthen our leadership position in our existing markets and to establish our presence in emerging markets, we became an official sponsor of the 2014 FIFA World Cup Brazil TM  in June 2011. Our sponsorship rights include ticketing and hospitality rights, perimeter-board advertising, as well as the right to use FIFA World Cup TM emblems and logo. We expect our sponsorship activities to increase business opportunities in Brazil and other regions in Latin America. We were also an official sponsor of the 2010 FIFA World Cup TM  in South Africa. In August 2011, we became the first official renewable energy partner of U.S. Soccer. Through 2014, we will support U.S. Soccer’s ongoing efforts to develop the game at all levels, as well as working with U.S. Soccer to provide solar energy for local athletic centers in disadvantaged communities across the U.S. On January 22, 2011, we became an Official Premium Partner of FC Bayern München, or FCB, one of the most successful and popular football clubs in the world. Our sponsorship as an Official Premium Partner in the renewable energy business sector commences the second leg of season 2010/2011 and continues until the end of season 2013/2014. Under this sponsorship, we have a series of marketing rights, including ticketing and hospitality, advertising and media/public relations as well as the right to market and sell our solar products in the official FCB fan shops. In 2012, we hosted the first “Yingli Cup” in Beijing, China, which was a match between FC Bayern München, one of the most successful football clubs in the world, and Beijing Guoan, one of the most popular football clubs in China. “Yingli Cup” was appointed as part of the official activities for the Fortieth Anniversary of Sino-German Diplomatic Relations.

Customer Support and Services

We provide customer support and service in China through dedicated teams of technical service personnel located in Baoding, Haikou, Tianjin, Hengshui, Lhasa, Lanzhou, Kunming, Nanning, Shenzhen, Beijing, Suzhou, Yantai and Yiwu. Our customer support and service teams coordinate their activities with the marketing, technology, quality and manufacturing departments.

We provide customer support and service to overseas customers through our overseas subsidiaries and regional headquarters located in our major markets, such as Germany, Spain, Italy, Greece, France, Singapore, Japan, Brazil, Chile and the United States. Before September 30, 2011, our PV modules are typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty against declines of more than 10% and 20% of initial power generation capacity, respectively. From October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nameplate power for 10 years, and 80.7% of nameplate power for a period of 25 years for multicrystalline PV modules and 98.0% of nameplate power for the first year, 92.0% of nameplate power for 10 years, and 82.0% of nameplate power for a period of 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with linear-based warranty which guarantees each year’s power output during the twenty-five-year warranty period. In 2012, we entered into a module performance warranty insurance agreement with Munich Re’s specialty primary insurers. According to the agreement, both of us will provide additional economic security for large-scale commercial and utility project developers, investors and debt providers during the period from October 1, 2012 to September 30, 2013 in connection with our multicrystalline PV modules. Nevertheless, we bear the risk of warranty claims long after we have sold our products and recognized revenues. In connection with our PV system sales in the PRC, we provide a one- to five- year warranty against defects in our modules, storage batteries, controllers and inverters. Because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate, and because our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty provided by us for our products will be adequate in light of the actual performance of our products. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Unsatisfactory performance of or defects in our products may cause us to incur additional warranty expenses, damage our reputation and cause our sales to decline.”

Intellectual Property

We have registered our trademarks “Yingli” and “Yingli Solar” in China. We have full rights to use “Yingli Solar” in a number of foreign jurisdictions where we sell or plan to sell our products, including all members of the European Union, the United States and Canada. As of the date of this annual report, we had a total of 420 issued patents in China and had made 390 patent applications. We rely on a combination of patent, trademark, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Other than the know-how available in the public domain, we have developed in-house unpatented technical know-how that we use to manufacture our products. Many elements of our manufacturing processes involve proprietary know-how, technology or data, either developed by us in-house or transferred to us by our equipment suppliers, which are not covered by patents or patent applications, including manufacturing technologies and processes and production line and equipment designs. We have taken security measures to protect these elements. Substantially all of our research and development personnel are parties to confidentiality, non-competition and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop during their terms of employment with us. We also take other precautions, such as internal document and network assurance and using a separate dedicated server for technical data. We have not had any material intellectual property claims since our inception. See “Item 3.D. Risk Factor — Risks Related to Us and the PV Industry — Our limited intellectual property protection inside and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.”

Competition

The PV market is intensely competitive and rapidly evolving. The supply of PV products had rapidly increased due to the growth of actual and forecasted demand for PV products and the relatively low barriers to entry. The weakened demand for PV modules due to weakened macroeconomic conditions and tightened credit for PV project financing, combined with the increased supply of PV modules in recent years, has caused the price of PV modules to decline beginning in the fourth quarter of 2008. Since the first quarter of 2012, the price of PV modules has remained at a relatively stable level primarily due to the shake-out of certain uncompetitive production capacity and increased demand worldwide. We expect that the prices of PV products, including PV modules, may continue to decline over time due to reduced manufacturing costs from economies of scale, advancement of manufacturing technologies and cyclical downturns in the price of raw material. If we fail to attract and retain customers in our target markets for our current and future core products, namely PV modules and PV systems, we will be unable to increase our revenues and market share.

In 2010, 2011 and 2012, a significant portion of our revenues have been derived from overseas markets, including Germany, the United States, Greece, Spain, Italy, France, India, Japan, the Netherlands, the United Kingdom, Israel, Korea and Belgium. In these markets, we compete with both local and international producers of solar products, including the solar energy divisions of large conglomerates such as Sharp Corporation, PV module manufacturers such as SunPower Corporation, thin film solar module manufacturers such as First Solar, Inc., and integrated PV product manufacturers such as SolarWorld AG, Renewable Energy Corporation and Trina Solar Limited. In 2012, sales to China accounted for approximately 23.3% of our total revenues, compared to approximately 22.2% in 2011. We expect more competition from China local PV module manufactures as we continue our expansion in China market.

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

Insurance

We maintain an insurance policy covering losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our inventory, fixed assets and on-going projects amounted to approximately RMB19,572.2 million as of the date of this annual report. We also maintain insurance policies in respect of marine, air and inland transit risks of our products. In addition, we have obtained product liability insurance coverage. The insurance policy covers bodily injuries and property damages caused by the products we sold, supplied or distributed up to specified limits. We do not maintain any insurance coverage for business interruption or key-man life insurance on our executive officers. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We have limited insurance coverage and may incur uncovered losses resulting from business interruption or natural disasters.”

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

On March 14, 2012, the Ministry of Finance, the NDRC and the National Energy Bureau jointly issued interim measures for the management of additional subsidies for renewable-energy power prices, according to which relevant renewable-energy power generation enterprises are entitled to apply for subsidies for their renewable power generation projects that satisfy relevant requirements set forth in the measures.

On July 6, 2012, the NDRC issued the Twelfth Five-Year Plan for the Development of Renewable Energy, pursuant to which the National Energy Administration promulgated the Twelfth Five-Year Plan for Solar Power Generation. These plans provide, among other things, China targets to increase the installed capacity of solar power to 21 million kilowatt and lift the annual power generation to 25 billion kilowatt-hours, and complete the industry system consisting of the raw material manufacturing, equipment production, system integration, and ancillary service by the end of 2015.

On September 14, 2012, the National Energy Bureau issued the Notice on Applying for the Large Scale Application Representative Area of the Distributed Photovoltaic Power Generation. According to this notice, each province, municipality and autonomous region in China should apply for no more than 3 representative areas with a limited total capacity of 500 megawatts.

On January 1, 2013, the State Council adopted a Circular on the Twelfth Five-Year Plan for the Energy Development, which sets out key development objectives for the industry during the 12th Five-Year Plan. In accordance with this plan, to optimize the structure of energy consumption, the proportion of non-fossil energy consumption shall be increased to 11.4 percent of total energy consumption by 2015.

On February 27, 2013, the State Grid Corporation of China announced the detailed process and execution procedures for the grid connection of distributed power generation projects. Since March 1, 2013, the State Grid will provide free grid connection services for distributed power generation projects that are smaller than 6 megawatts.

In March 2013, NDRC issued the Notice on Improving the Pricing Scheme for Photovoltaic Power Generation. According to this notice, the NDRC proposed to reduce the feed-in tariff for utility scale PV projects from RMB 1/kWh to RMB 0.75/kWh, RMB 0.85/kWh and RMB 0.95/kWh, depending on the project’s location of construction. The feed-in tariff for PV projects constructed in specific regions would remain at RMB 1/kWh. In addition, the NDRC proposed a subsidy of RMB 0.35/kWh for distributed PV generation projects and the purchase price of electricity generated to be in line with the coal-electricity tariffs.

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

Furthermore, continued qualification as a “high and new technology enterprise” is subject to a review every three years by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. If renewed after our reapplication and relevant government authorities’ review and annual evaluation, a “High and New Technology Enterprise” status will enable Tianwei Yingli, Yingli China and Yingli Hainan to continue to enjoy the preferential income tax rate of 15% for another three years. These entities have passed all previous review and evaluation by relevant PRC government authorities for this qualification, and we expect them to continue to pass such review and evaluation in the future.

Moreover, the EIT Law and its implementation rules impose a 10% withholding tax, unless reduced by a tax treaty or agreement, for distributions of dividends in respect of earnings accumulated beginning on January 1, 2008 by a foreign investment enterprise to its immediate overseas holding company, insofar as the latter is treated as a non-resident enterprise. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Dividends we may receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.”

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

Pursuant to Circular 698, issued by the State Administration of Taxation on December 10, 2009, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report to the competent tax authority of such Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of evading PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to adjust the taxable income of the transaction.

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

On November 19, 2012, SAFE promulgated the Circular on Further Improving and Adjusting the Policies on Administration of Foreign Exchange under Direct Investment, or Circular 59, which came into force on December 17, 2012. Circular 59 further relaxes the foreign exchange controls over inbound and outbound investments by PRC companies and simplifies the current administrative system, especially in foreign currency capital settlement and foreign exchange registration procedures of foreign invested enterprises

Regulations of Employee Share Options

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Person Foreign Exchange, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under the current account and the capital account. In January 2007, SAFE issued the implementation rules for the PBOC Regulation which, among others, specified the approval requirement for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plan or stock options plan of an overseas listed company. Consequently, in February 2012, SAFE promulgated the Share Option Rules, under which PRC citizens or residents habitually residing in the PRC continuously for over one year, who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or qualified PRC agents, to register with SAFE and complete certain other procedures related to the share holding plan, share option plan or other similar share incentive plans.  Concurrent with the registration with SAFE, the PRC subsidiary or the qualified PRC agent shall obtain the approval for an annual allowance with respect to the foreign exchange in connection with the share holding or share option exercises as well as the approval of opening a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the share purchase or share option exercise, returned principal or profits upon sale of shares, dividends issued on the stock and any other income or expenditures approved by SAFE. Currently, the participating PRC residents’ foreign exchange income received from the sale of share and dividends distributed by the overseas-listed company must be fully remitted into the domestic foreign currency account before distribution to such participants.  In addition, the PRC agents are required to amend or deregister the registrations with SAFE in case of any material change in, or termination of, the share incentive plans, within the time periods provided by the Share Option Rules.

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

(11)         The principal business of Yingli Spain is the sale and marketing of PV products, relevant accessories and investments in renewable energy projects, as well as after sales services.

(12)         The principal business of Yingli China is the research, manufacture, sale and installation of renewable energy products.

(13)         The principal business of Yingli Greece is the sale and marketing of PV products and relevant products in Greece, Cyprus, the Balkans and the Middle East.

(14)         The principal business of Yingli Green Energy Capital is import and export trading and investments holding.

(15)         The principal business of Yingli Beijing is the sale and manufacture of PV modules and PV systems.

(16)         The principal business of Fine Silicon is the manufacture of solar-grade and electronic-grade polysilicon.

(17)         The principal business of Yingli France is the sale and marketing of PV products and relevant accessories in France and French overseas territories.

(18)         The principal business of Yingli Singapore is the research and experimental development on electronics.

(19)         The principal business of Yingli Italia is the sale and marketing of PV products and relevant accessories in Italy.

(20)         The principal business of Yingli Brazil is the sale and marketing of PV products and relevant accessories in Brazil.

(21)         The principal business of Yingli International Trading is import and export trading, investments holding.

(22)   The principal business of Hainan Yingli is the research, manufacture, sale and installation of renewable energy products.

(23)         The principal business of Yingli Green Energy Capital Holding (Hong Kong) Company Limited is import and export trading, investments holding in Hong Kong.

(24)         The principal business of Yingli Luxembourg is import and export trading and investments holding in Luxembourg.

(25)         The principal business of Yingli Japan is the sale and marketing of PV products and relevant accessories in Japan.

(26)         The principal business of Yingli Australia is the sale and marketing of PV products and relevant accessories in Australia.

(27)         The principal business of Yingli Green Energy International AG is import and export trading and investments holding in Switzerland.

(28)         The principal business of Yingli North Africa is the sale and marketing of PV products and relevant accessories in Morocco.

D.            Property, Plant and Equipment

Our principle executive offices are located at No. 3399 Chaoyang North Street in the National New and High-technology Industrial Development Zone in Baoding, China. We conduct our research, development, manufacturing and management in sites located in Baoding, Hebei Province and Haikou, Hainan Province:

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

2.		No. 3399 North Chaoyang Avenue, Baoding, Hebei Province	232,158	December 2009 to December 2056 (a plot of 104,745 square meters); December 2009 to December 2056 (a plot of 102,886 square meters); and August 2010 to April 2060 (a plot of 24,527 square meters)	316,024

3.		West Hengyuan Road, Baoding, Hebei Province	207,036	February 2010 to November 2059 (a plot of 163,579 square meters); December 2010 to December 2012 (a plot of 43,457 square meters)	168,849

4.		No. 722 Cuiyuan Street, Baoding, Hebei Province	11,698	September 2006 to August 2056 (a plot of 5,807 square meters) ; September 2006 to December 2049 (a plot of 5,891 square meters)	6,216

5.		No. 333 North Lekai Avenue, Baoding, Hebei Province	15,443	October 2008 to June 2049 (a plot of 6,746 square meters); October 2008 to December 2056 (a plot 8,697 square meters)	10,691

6.		Tianjin Ninghe Modern Industry Area	291,238	August 2011 to July 2061(a plot of 233,296 square meters); August 2011 to June 2061 (a plot of 38,868 square meters)	109,699

7.		North Part of Hengshui Economic Development Zone	292,508	February 2012 to December 2061	143,282

8.		North Yongsheng Avenue, Lixian,Baoding, Hebei Province	199,732	June 2011 to December 2060	33,918

9.		Shiziling Industrial Park, National Hi-Tech Development Zone, Haikou, Hainan Province	408,926	March 2010 to September 2057	268,508

10.	Polysilicon	No. 2666 North Xiangyang Street, Baoding, Hebei Province	544,534	February 2009 to February 2059	54,662	SAH reactor, STF reactor, salane reactor, CVD reactor

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

A.            Operating Results Overview

We are one of the leading vertically integrated PV product manufacturers in the world. We design, manufacture and sell PV modules, and design, assemble, sell and install PV systems. We sell PV modules to PV system integrators and distributors located in various markets around the world, including Germany, the United States, Greece, Spain, Italy, France, India, Japan, the Netherlands, the United Kingdom, Israel, Korea and Belgium. Currently, we also sell PV systems, primarily to customers in China.

Our manufacturing capacity and operations have grown significantly since we completed construction of our first manufacturing facilities for PV modules in 2002. We use all of the polysilicon ingots and wafers and PV cells we produce for the production of PV modules, which we sell to third-party customers. We sold 1,061.6 megawatts, 1,603.8 megawatts and 2,297.1 megawatts of PV modules in 2010, 2011 and 2012, respectively.

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

Industry Demand

Our business and revenue growth depend on the market demand for PV products. Although solar power technology has been used for several decades, the PV market grew significantly only in the past several years. According to Global Market Outlook for Photovoltaics until 2016 published by the European Photovoltaic Industry Association in May 2012, the Policy-Driven scenario for the global PV system installations was expected to increase from 1.4 gigawatts in 2005 to 40.2 gigawatts in 2012 and 77.3 gigawatts in 2016. The Policy-Driven scenario assumes the continuation or introduction of adequate support mechanisms, accompanied by a strong political will to consider PV as a major power source in the coming years. However, demand for our PV products also depends on the general economic conditions in our target markets. Since the second half of 2008, economies around the world, including those in our target markets, have experienced a period of slow economic growth as compared to prior years. Partly as a result of these weakened worldwide macroeconomic conditions, the growth in demand for PV modules had declined significantly since the fourth quarter of 2008. Starting from the second quarter of 2009, the macroeconomic environment began to improve, which lead to an increase of demand for our products. The growth of demand for our products from some of our target markets slowed down in the first quarter of 2011 and the third quarter of 2012, primarily caused by the adjustment of subsidies and economic incentives for PV installations as part of the government austerity measures. The negative effect from the adjustment of government subsidies and economic incentives is partially offset by the significantly reduced PV system cost. However, we cannot assure you that the cost reduction of PV systems will continue or will ultimately have a positive effect on the general operating environment of our industry.

Government Subsidies and Economic Incentives

We believe that the near-term growth of the market for PV products depends in part on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of electrical power generated from conventional fossil fuels such as coal and natural gas. As a result, governments in many countries, including Germany, Italy, France, South Korea, the United States, China, Greece, Israel, South Africa, the United Kingdom, India, Australia, Thailand, Singapore, Japan, Czech Republic, Brazil, Peru, Mexico, Chile and Saudi Arabia have provided subsidies and economic incentives for the use of renewable energy such as solar power to reduce dependency on conventional fossil fuels as a source of energy. These subsidies and economic incentives have been in the form of capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and manufacturers of solar power products, including PV products.

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

On March 23, 2009, the PRC Ministry of Finance issued the Provisional Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, which outlined a subsidy program dedicated to rooftop PV systems with a minimum capacity of 50 kilowatt-peak. In July 2009, the PRC government announced the Golden Sun program, a program of incentives for the development of large-scale PV projects throughout the country. Under this program, on-grid PV projects of at least 300 kilowatts are eligible for subsidies of 50%. Projects in remote areas with no access to the electricity grid will be eligible for subsidies of 70%. On August 1, 2011, the NDRC announced the feed-in tariff policy for on-grid PV systems. For PV projects that had been approved before July 1, 2011 and would be completed by December 31, 2011, the feed-in tariff would be RMB1.15/kWh, including value-added tax, or VAT. Except for PV projects that are constructed in Tibet, for PV projects that are approved after July 1, 2011 and PV projects that had been approved before July 1, 2011 but would not be completed by December 31, 2011, the feed-in tariff including VAT would be RMB1/kWh. In March 2013, the NDRC issued the Notice on Improving the Pricing Scheme for Photovoltaic Power Generation. In this notice, the NDRC proposed to reduce the feed-in tariff for utility scale PV projects from RMB 1/kWh to RMB 0.75/kWh, RMB 0.85/kWh or RMB 0.95/kWh, depending on the project’s location. The feed-in tariff for PV projects constructed in specific regions would remain at RMB 1/kWh. In addition, the NDRC proposed a subsidy of RMB 0.35/kWh for distributed PV generation projects and the purchase price of electricity generated to be in line with the coal-electricity tariffs.

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

Capacity

In order to take advantage of expected long-term market demand for PV products, we have been expanding our manufacturing capacity. We started producing PV modules in 2002 with initial manufacturing capacity of three megawatts, polysilicon ingots and wafers in October 2003 with initial manufacturing capacity of six megawatts and PV cells in March 2004 with initial annual manufacturing capacity of three megawatts. In accordance with our business model of a vertically integrated PV product manufacturer, we expanded our manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules to 1,000 megawatts as of December 31, 2010, 1,700 megawatts as of December 31, 2011 and 2,450 megawatts as of December 31, 2012.

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

Currently, we maintain a balanced vertically integrated production capacity of 2,450 MW per year at our production facilities located in Baoding, Haikou, Tianjin and Hengshui.

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

The weakened demand for PV modules due to weakened macroeconomic conditions, combined with the increased supply of PV modules due to production capacity expansion by PV module manufacturers worldwide in recent years, has caused the price of PV modules to decline beginning in the fourth quarter of 2008. The credit market conditions have improved since the second quarter of 2009, which has contributed to an overall increase in the demand for our products in the second half of 2009. However, decreasing costs of raw materials continued to put pressure on the selling prices of the PV modules. The average selling prices in 2010 declined during the first, the second and the third quarter, and slightly bounced back in the fourth quarter of 2010 which was primarily attributable to the robust market demand, broader recognition of our premium brand and diversified customer base. The average selling price in 2011 declined moderately in the first and second quarter, declined sharply in the third quarter and continued to drop in the fourth quarter, which was primarily due to reduced government subsidies and increased supply of PV products. The average selling price of PV modules continued to decline in 2012 due to reduced government subsidies and excessive supply of PV products.We expect that the prices of PV products, including PV modules, may gradually stabilize or increase slightly due to the increased demand caused by the quick development of new and emerging markets and the rationalized supply of PV products on the market. Fluctuations in prevailing market prices may have a material effect on the prices of our PV modules and our profitability, particularly if prices of PV modules continue to decline or if prices of PV modules increase at a slower pace than the cost of PV modules increases.

We sell our PV modules primarily through sales contracts with a term of less than one year and are obligated to deliver PV modules according to pre-agreed prices and delivery schedules.

Price of Polysilicon

Polysilicon is the most important raw material used in our manufacturing process. Until the third quarter of 2008, an industry-wide shortage of polysilicon coupled with rapidly growing demand from the solar power industry caused rapid increases of polysilicon prices. However, during the fourth quarter of 2008 and the first half of 2009, polysilicon prices declined continuously as a result of significant new manufacturing capacity coming on line and falling demand for solar power products and semiconductor devices resulting from the global financial crisis and credit market conditions. Since the third quarter of 2010, the polysilicon price has rebounded due to the recovery of demand for PV products in main markets. From the second quarter of 2011, the polysilicon price has decreased significantly as the result of increased polysilicon manufacturing capacity for polysilicon and the pressure from the decreasing average selling price of PV modules. In 2012, polysilicon prices continued to decline and reached a historical low of approximately US$14 per kilogram in November 2012. Partly due to China’s anti-dumping and anti-subsidy investigations against the United States, South Korean and European polysilicon manufactures, polysilicon prices rebounded slightly since December 2012 and remained below US$20 per kilogram as of the date of this annual report. Our average purchase price of polysilicon per kilogram decreased by 16.8% in 2011 compared to 2010 and decreased by 57.8% in 2012 compared to 2011.

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

Historically, we had relied on spot market purchase to meet a significant portion of our polysilicon needs. In order to secure adequate and timely supply of polysilicon, we have also in the past entered into various purchase agreements and memorandums of understanding with local and foreign suppliers, including some of the world’s major polysilicon suppliers. Supplies under these purchase agreements started in early 2009. In response to the significant decrease in polysilicon price since the fourth quarter of 2008, we have renegotiated, and are still negotiating, with our suppliers to reduce the purchase price for a substantial amount of polysilicon supplied under certain of our prior polysilicon supply contracts. In 2011 and 2012, due to the continuing decline in the spot market price of polysilicon, we recognized an impairment of long-lived assets of Fine Silicon of RMB2,275.0 million and RMB 200.5 million (US$32.2 million), respectively, to reflect the less than expected profit-generating ability of Fine Silicon’s assets. We further recognized a provision of RMB851.7 million on our inventory purchase commitment under long-term polysilicon supply contracts as a result of continuing decline in the polysilicon purchase price in 2011. Our management has been negotiating with our suppliers on further adjusting the prices under these long-term contracts. On the other hand, we cannot assure you that we will be able to secure sufficient quantities of polysilicon to meet the requirement of our existing production capacity or support the future expansion of our manufacturing capacity, if any. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Our polysilicon cost may be higher than the market level as a result of our long-term polysilicon purchase commitment with fixed prices, and our in-house polysilicon production may not be cost-effective, both of which may materially and adversely affect our results of operations.” and “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry —  Our failure to obtain polysilicon in sufficient quantities, of appropriate quality and in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which will reduce, and limit the growth of, our manufacturing output and revenue.”

From 2006 to 2010, we entered into seven long-term supply contracts with Wacker for supplies of polysilicon from 2009 through 2013, from 2009 through 2017, from 2010 through 2018, from 2009 through 2011, from 2010 through 2017, from 2011 through 2013 and from 2011 through 2018, respectively. In addition, we entered into one long-term supply agreement in February 2008 with OCI for supplies of polysilicon for the period from 2009 through 2013. From 2009 to the date of this annual report, we entered into another two long-term supply contracts with OCI, for supplies of polysilicon from 2011 through 2015 and from 2012 through 2018, respectively. We also entered into a polysilicon supply contract with Daqo for polysilicon to be delivered from the fourth quarter of 2008 through the end of 2010. In August, 2010, we entered into another polysilicon supply agreement with Daqo for supplies of polysilicon from 2011 through 2012. In March 2011, we entered into a long-term polysilicon supply agreement with Hemlock for supplies of polysilicon from 2013 through 2020. In November 2011, we entered into an amendment to this long-term supply agreement to purchase polysilicon starting from 2012 through 2020 instead of 2013 through 2020. Due to fluctuating polysilicon prices, we successfully negotiated with those long-term suppliers several times in 2011 and 2012 to revise certain commercial terms such as total contract quantity, advance payment arrangement and unit prices.

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

For our newly adopted monocrystalline PV technologies, we have been in collaboration with the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells, to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells since June 2009. Our 600 megawatts of PANDA production capacity for each of monocrystalline ingots and wafers, cells and modules in Baoding, Hebei Province has started initial production in the second quarter of 2011. We achieved an average cell conversion efficiency rate of 19.2% and a record cell conversion efficiency rate of 20.0% on the PANDA commercial production lines in 2012.

Foreign Governments’ and International Trade Bodies’ Trade Protection Measures

Our businesses in foreign markets are subject to trade protection measures and adverse trade policies or remedies promulgated by foreign governments and international trade bodies against exports from China.

We export a substantial amount of our products to Europe. In 2012, our sales to European countries accounted for over 40% of our total net revenues for 2012. On September 5 and November 8, 2012, respectively, the European Union initiated anti-dumping and anti-subsidy investigations of CSPV wafers, cells, and modules from China. Thin-film products are not included. On March 6, 2013, the European Union started to register on imports of CSPV products whether originated or consigned from China. The European Union Commission is expected to issue its preliminary determination for the anti-dumping investigation in early June 2013 and is expected to issue its preliminary determination for the anti-subsidy investigation in early August, 2013. After the preliminary determinations, imports of the subject merchandise may be subject to the AD and CVD, and importers may be required to post bonds or cash deposits at the time of entry of the goods. The European Parliament is expected to issue its final determinations for such investigations as early as December 2013. Such investigations have brought significant uncertainties to our business in the EU market, and if as the result of such investigations the European Parliament imposes antidumping and countervailing tariffs or other trade protection measures, our exports to the European market may be materially and adversely affected.

We also export a substantial amount of our products to the United States. On November 7, 2012, the U.S. International Trade Commission (ITC) determined that crystalline silicon photovoltaic, or CSPV, modules produced from Chinese cells are materially injuring the U.S. CSPV cells and modules industry. The U.S. Department of Commerce, or the DOC, issued its final determinations on the rates of the anti-dumping, or AD, and countervailing duties, or CVD, on October 10, 2012, which became effective upon issuance of the final anti-dumping and countervailing duties orders in early December, 2012. As a result of such final determinations, we, as a voluntary respondent, are subject to an average aggregated AD/CVD rate of 29.18%. In issuing its final determinations, the DOC expressly rejected U.S. petitioner SolarWorld’s argument that the AD/CVD orders should apply to modules assembled in China from cells manufactured anywhere in the world. SolarWorld filed its appeal against DOC’s findings on the product scope in February 2013. We, together with other Chinese manufacturers, are intervening in supporting DOC’s findings on the scope. Should SolarWorld succeed in challenging DOC’s findings on scope, our exports to the U.S. market may be materially and adversely affected.

On November 23, 2012, the Department of Commerce of Government of India initiated its anti-dumping investigation concerning imports of photovoltaic products originating in or exported from Malaysia, Mainland China, Taiwan and the United States. Both crystalline silicon and thin-film products are under investigation. Although we have very limited shipment to India during the period that is subject to the investigations, and are therefore not selected as a sampled exporter and producer, if as the result of such investigation the Indian government imposes anti-dumping or other trade protection measures, our prospects in the Indian market may be materially and adversely affected.

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

•                  sales of PV systems, which consist of sales of PV systems and related installation services; and

•                  other revenues, which consist primarily of sales of raw materials and low efficiency PV cells.

The following table sets forth each revenue source as a percentage of total consolidated net revenues for the periods indicated.

	2010		2011		2012
	RMB	% of Total Net Revenue	RMB	% of Total Net Revenue	RMB	US$	% of Total Net Revenue
	(In thousands, except percentages)
Net revenues:
Sales of PV modules	12,276,854	98.2%	14,397,086	98.1%	10,989,767	1,763,979	96.5%
Sales of PV systems	56,662	0.5	53,731	0.4	171,013	27,449	1.5
Other revenues	166,471	1.3	227,148	1.5	231,148	37,102	2.0
Total net revenues	12,499,987	100.0%	14,677,965	100.0%	11,391,928	1,828,530	100.0%

Our net revenues are net of business tax, value-added tax, city construction tax and education surcharge. Key factors affecting our net revenues include the average selling price per watt and wattage of our PV modules sold.

We have been dependent on a limited number of customers for a significant portion of our revenues. In 2010, 2011 and 2012, sales to our five largest customers accounted for approximately 30.8%, 27.7% and 26.0% respectively, of our net revenues. Our largest customers have changed from year to year due to the rapid growth of the sales of our PV modules, our diversification into new geographic markets and our ability to find new customers willing to place large orders with us.

We currently sell most of our PV modules to customers located in Europe, the PRC and the United State. The following table sets forth our total consolidated net revenues by geographic region for the periods indicated:

	For the Year Ended December 31,
	2010		2011		2012
		% of Total		% of Total			% of Total
Country/Region	Revenues	Revenues	Revenues	Revenues	Revenues		Revenues
	RMB		RMB		RMB	US$
	(In thousands, except percentages)
Europe:
Germany	7,078,239	56.6%	6,595,109	44.9%	4,765,312	764,885	41.8%
Spain	704,355	5.7	511,757	3.5	381,910	61,301	3.4
France	236,522	1.9	352,107	2.4	75,898	12,183	0.7
Italy	853,788	6.8	700,646	4.8	389,218	62,474	3.4
Netherlands	471,889	3.8	222,413	1.5	502,843	80,712	4.4
Greece	453,050	3.6	210,487	1.4	477,138	76,586	4.2
United Kingdom	174,875	1.4	227,122	1.5	117,381	18,841	1
Rest of Europe	333,747	2.7	249,651	1.7	156,142	25,060	1.4
Subtotal — Europe	10,306,465	82.5	9,069,292	61.8	6,865,842	1,102,042	60.3
China	745,917	6	3,261,886	22.2	2,653,341	425,891	23.3
United States	1,216,962	9.7	2,137,219	14.6	1,600,695	256,929	14.1
Japan	22,854	0.2	51,236	0.3	81,911	13,148	0.7
Rest of World	207,789	1.7	158,332	1.1	190,139	30,520	1.7
Total net revenues	12,499,987	100%	14,677,965	100%	11,391,928	1,828,530	100%

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

•                  Depreciation of Property, Plant and Equipment. Depreciation of property, plant and equipment is provided on a straight-line basis over the estimated useful life, which is thirty years for buildings, four to twenty-five years for machinery and equipment, three to five years for furniture and fixtures and eight to ten years for motor vehicles, taking into account their estimated residual value.

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

Gross Profit/Loss and Gross Profit/Loss Margin

Our gross profit is affected by a number of factors, including the average selling prices for our PV products, the cost of polysilicon, product mix, economies of scale and benefits from vertical integration, our ability to cost-efficiently manage our raw material supply. Our gross loss was RMB368.8 million (US$59.2 million) in 2012. Our gross loss margin was 3.2% in 2012, compared to gross profit margin of 16.7% in 2011 and 33.2% in 2010. The gross loss margin in 2012 was primarily a result of the continuous decline in the average selling price of PV modules and the significant non-cash inventory provision we recognized in the year due to continuous decline in the average selling price of PV modules.

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

Before September 30, 2011, our PV modules are typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. From October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nameplate power for 10 years and 80.7% of nameplate power for a period of 25 years for multicrystalline PV modules, and 98.0% of nameplate power for the first year, 92.0% of nameplate power for 10 years, and 82.0% of nameplate power for a period of 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with linear-based warranty which guarantees each year’s power output during the twenty-five-year warranty period. These warranties require us to fix or replace the defective products. We currently accrue the equivalent of 1% of gross revenues for potential warranty obligations. In 2012, we recorded warranty expense of RMB109.9 million (US$17.6 million).

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

•         Provision of doubtful accounts receivable, which represents our estimated losses on accounts receivable resulting from customers’ inability or failure to make payments under our sales contracts. We consider age of doubtful accounts receivable, historical collection experience, customer specific facts and current economic conditions to determine the amount of such provision.

•                  Impairment of long-lived assets, which represents the difference between the carrying amount and the fair value of the long-lived assets that are considered to be impaired. Long-lived assets, such as property, plant and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Historically, intangible assets arose from the purchase price allocation in connection with our acquisitions of equity interests in Tianwei Yingli in 2006, 2007 and 2008. For the year ended December 31, 2012, as a result of the continuing decline in the spot market price of polysilicon, we recorded an impairment loss of RMB 200.5 million (US$32.2 million) for property, plant and equipment with respect to Fine Silicon’s production of polysilicon based on the present value of expected future cash flows discounted at the weighted average cost of capital. As of December 31,2012, we had accrued a total impairment provision of RMB 2,475.5 million (US$397.3 million) for Fine Silicon’s entire property, plant and equipment.

•                  Impairment of goodwill, which relates to the impairment charge of RMB 273.4 million for the goodwill originated from the historical acquisitions of equity interests in Tianwei Yingli. During the fourth quarter of 2011, we experienced both a decline in our operating results and a significant decrease in the market capitalization of our company, which represents one single reporting unit for the purpose of assessing goodwill impairment. In performing the first step of the impairment test of goodwill as of December 31, 2011, we determined that the fair value of our Company, which was estimated by us taking into account the quoted market price of our company’s ADSs and an appropriate control premium amount, was less than the carrying value of its net assets. Accordingly, we performed the second step of the impairment test and determined that the implied fair value of the goodwill to be zero. As a result, we recorded an impairment charge to fully write off the carrying value of the goodwill as of December 31, 2011. No such provision was made in 2012.

•                  Provision on the inventory purchase commitment under long-term polysilicon supply contracts. In 2011, we recognized a provision of RMB851.7 million on our inventory purchase commitment under the long-term polysilicon supply contracts as a result of continuing decline in the polysilicon purchase price. No such provision was made in 2012.

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

On March 16, 2007, the National People’s Congress passed the EIT Law, which replaces the FIE Income Tax Law and adopts a uniform income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The EIT Law became effective on January 1, 2008. The EIT Law provides a five-year transition period from its effective date for enterprises established before the promulgation date of the EIT Law and which were entitled to preferential tax rates and treatments under the then effective tax laws or regulations. On December 26, 2007, the PRC government issued detailed implementation rules regarding the transitional preferential policies. Furthermore, under the EIT Law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to the preferential enterprise income tax rate of 15%. The Ministry of Science and Technology, the Ministry of Finance and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises on April 14, 2008 and the Guidelines for Recognition of High and New Technology Enterprises on July 8, 2008. Under the EIT Law and the various implementation rules, Tianwei Yingli continues to enjoy its unexpired tax holiday which is applied to the new income tax rate of 25%, resulting in a tax rate of 0% for 2008, 12.5% for 2009 to 2011. In August 2011, Tianwei Yingli renewed the certificate of “High and New Technology Enterprise” and extended the preferential income tax period for another three years starting from 2011. As a result, Tianwei Yingli is entitled to a preferential EIT rate of 15% from 2012 to 2013. Yingli China was established in October 2007 and was recognized by the Chinese government in December 2008 as a “High and New Technology Enterprise”, the preferential enterprise income tax rate of 15% was applicable to Yingli China from 2008 to 2010. In August 2011, Yingli China renewed the certificate of “High and New Technology Enterprise” and extended the preferential income tax period for another three years starting from 2011. As a result, Yingli China is entitled to the preferential EIT rate of 15% from 2011 to 2013. In addition, Fine Silicon was recognized by the Chinese government in November 2009 as a “High and New Technology Enterprise”. As a result, Fine Silicon was entitled to the preferential enterprise income tax rate of 15% from 2009 to 2011. Fine Silicon renewed the certificate of “High and New Technology Enterprise” and extended the preferential income tax period for another three years starting from 2012. Yingli Hainan was established in September 2009 in Hainan special economic zone and recognized by the Chinese government as a “High and New Technology Enterprise” under new EIT law in September 2011. Therefore, Yingli Hainan was entitled to the tax exemption for the first two years and half EIT rate for the subsequent three years upon generating any operational revenues. Yingli Hainan elected to defer the commencement of the abovementioned tax holidays until January 1, 2011. Therefore, Yingli Hainan is entitled to EIT exemption from 2011 to 2012 and a preferential EIT rate of 12.5% from 2013 to 2015.

Furthermore, continued qualification as a “high and new technology enterprise” is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. If renewed after our reapplication and relevant government authorities’ review and annual evaluation, a “High and New Technology Enterprise” status will enable Tianwei Yingli, Yingli China and Yingli Hainan to continue to enjoy the preferential income tax rate of 15% for another three years. These entities have passed all previous review and evaluation by relevant PRC government authorities for this qualification, and we expect them to continue to pass such review and evaluation in the future.

Moreover, the EIT Law and its implementation rules impose a 10% withholding tax, unless reduced by a tax treaty or agreement for distributions of dividends in respect of earnings accumulated beginning on January 1, 2008 by a foreign investment enterprise to its immediate overseas holding company, insofar as the latter is treated as a non-resident enterprise. Distributions of earnings generated before January 1, 2008 are exempt from such withholding tax. Therefore, we have not recognized a deferred tax liability for undistributed earnings through December 31, 2007. We intend to reinvest indefinitely undistributed earnings generated since 2008 and therefore have not recognized a deferred tax liability for those earnings.

Yingli Europe and Yingli Greece, two of our major overseas subsidiaries, are located in Germany and subject to a corporation income tax rate of 15% plus a solidarity surcharge of 5.5% on corporation income taxes. In addition, Yingli Europe and Yingli Greece are subject to a trade income tax rate of 17.15% and 12.775%, respectively. The aggregate statutory income tax rate in Yingli Europe and Yingli Greece are 32.975% and 28.6%, respectively. The German tax law and its relevant regulations impose a withholding income tax at 26.375% for dividends distributed by a Germany-resident enterprise to its immediate holding company outside Germany.

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

Accrued Warranty Obligations

Before September 30, 2011, our PV modules are typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. To keep consistent with the industry practice, from October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nameplate power for 10 years, and 80.7% of nameplate power for a period of 25 years for multicrystalline PV modules and 98.0% of nameplate power for the first year, 92.0% of nameplate power for 10 years, and 82.0% of nameplate power for a period of 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with linear-based warranty which guarantees each year’s power output during the twenty-five-year warranty period. As a result, we bear the risk of warranty claims long after we have sold our products and recognized revenues. We have sold PV modules only since January 2003, and none of our PV modules have been in use for the entire warranty periods. In connection with our PV system sales in the PRC, we provide a one- to five- year warranty against defects in our modules, storage batteries, controllers and inverters. We perform industry-standard testing to test the quality, durability and safety of our products. As a result of such tests, we believe the quality, durability and safety of our products are within industry norms. Our estimate of the amount of our warranty obligations is based on the results of these tests, consideration given to the warranty accrual practice of other companies in the same business and our expected failure rate and costs to service failed products. Our warranty obligation will be affected by our estimated product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting product failure. Consequently, we accrue the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of our warranty obligations. As of December 31, 2012, RMB41.4 million (US$6.6 million) in warranty costs were incurred or claimed, as a result of warranty claims for our PV modules that we had previously sold. As of December 31, 2010, 2011 and 2012, our accrued warranty costs amounted to RMB303.6 million, RMB457.7 million and RMB555.4 million (US$89.1 million), respectively. As of December 31, 2010, 2011 and 2012, RMB 281.2 million, RMB425.4 million and RMB519.5 million (US$83.4 million), respectively, in warranty costs were classified as non-current liabilities, which reflects our estimate of the timing of when the warranty expenditures will likely be made.

We charge actual warranty expenditures against the accrued warranty liability. To the extent that actual warranty expenditures differ significantly from estimates, we will revise our warranty provisions accordingly.

Changes in the carrying amount of accrued warranty liability are as follows:

	For the Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(In thousands)
Beginning balance	189,233	303,641	457,733	73,471
Warranty expense for current year sales	125,155	154,091	109,915	17,643
Warranty costs incurred or claimed	(10,747)	—	(12,291)	(1,973)
Total accrued warranty cost	303,641	457,732	555,357	89,141
Less: accrued warranty cost, current portion	22,469	32,383	35,819	5,749
Accrued warranty cost, excluding current portion	281,172	425,349	519,538	83,392

Long-Lived Assets

As of December 31, 2010, 2011 and 2012, our intangible assets primarily consisted of technical know-how, customer relationships, long-term supplier agreements and trademarks

We depreciate and amortize our property, plant, equipment and intangible assets, which are subject to amortization, using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of plant and equipment (including the salvage values) in order to determine the amount of depreciation expense to be recorded during each reporting period. We estimate the useful lives at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which would result in the recognition of increased depreciation and amortization expense in the future periods. There has been no change to the estimated useful lives or salvage values during 2010 2011 and 2012.

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

For the year ended December 31, 2011, due to a continuing decline in the spot market price of polysilicon, the profit-generating ability of Fine Silicon’s assets was less than expected. Therefore, we recognized an impairment of property, plant and equipment of Fine Silicon in an amount of RMB2,275.0 million to reflect the above change.

For the year ended December 31, 2012, due to a continuing decline in the spot market price of polysilicon, the profit-generating ability of Fine Silicon’s assets was less than expected. Therefore, we recognized an impairment of property, plant and equipment of Fine Silicon in an amount of RMB200.5 million (US$32.2 million) to reflect the above change.

Furthermore, due to the significant reduction of our market capitalization, impairment of goodwill of RMB273.4 million was recognized in 2011, which originated from the historical acquisitions of equity interests in Tianwei Yingli.

Share-Based Compensation

As further described in Note 19 to our consolidated financial statements, we account for share-based compensation under FASB ASC Topic 718, “Compensation — Stock Compensation.” Under ASC Topic 718, the cost of all share-based payment transactions must be recognized in our consolidated financial statements based on their grant-date fair value over the vesting period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service from the employee, or the vesting period. We determine the fair value of our employees’ share options as of the grant date using the Black-Scholes option pricing model.

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

We had 4,812,887, 5,824,106 and 5,349,942 employee share options outstanding as of December 31, 2010, 2011 and 2012, respectively. The following table sets forth information regarding our outstanding employee share options as of December 31, 2010, 2011 and 2012:

	Number of Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2009	4,559,239	US$	10.23
Granted	426,500	US$	11.63
Exercised	(139,200)	US$	4.28		US$	(780)
Forfeited	(33,652)	US$	3.18
Outstanding as of December 31, 2010	4,812,887	US$	10.58
Granted	4,030,306	US$	5.19
Exercised	(25,250)	US$	3.66		US$	(4)
Forfeited or Cancelled	(2,993,837)	US$	14.95
Outstanding as of December 31, 2011	5,824,106	US$	4.63	7.21 years	US$	1,427
Granted or Reissued	—	US$	—
Exercised	—	US$	—
Forfeited or Cancelled	(474,164)	US$	5.46
Outstanding as of December 31, 2012	5,349,942	US$	4.55
Vested and expected to vest as of December 31, 2012	5,349,942	US$	4.55	6.21 years	US$	485
Exercisable as of December 31, 2012	3,043,402	US$	3.72	6.16 years	US$	216

In addition to the share options, we granted a total of 2,641,060 restricted shares under our 2006 stock incentive plan for the benefit of 81 participants, consisting of 751,840 restricted shares granted to seven directors and officers of Yingli Green Energy and 1,879,428 restricted shares to 74 other employees and non-employees, consisting 9,792 restricted shares forfeited, as of December 31, 2012. None of these restricted shares remained unvested as of December 31, 2012. Share-based compensation expense with respect to the unvested restricted shares granted to the employee was measured based on the estimated stock issuance price of our initial public offering of US$11 at the date of grant and is recognized on a straight-line basis over the five-year period. We account for equity instrument issued to non-employee vendors in accordance with the provisions of FASB ASC Topic 505-50, “Equity Payments to Non-employees” under the fair value method. The measurement date of the fair value of the equity instrument issued is the date on which the consultant’s performance was completed. Prior to the measurement date, the equity instruments are measured at their then-current fair values at each of the reporting dates. Share-based expense recognized over the service period is adjusted to reflect changes in the fair value of the ordinary shares between the reporting periods up to the measurement date.

We recorded non-cash share-based compensation expense of RMB74.8 million (or US$11.3 million as translated at the applicable average exchange rate prevailing during the period) for the year ended December 31, 2010,RMB73.9 million (or US$11.5 million as translated at the applicable average exchange rate prevailing during the period) for the year ended December 31, 2011 and RMB35.5 million (or US$5.7 million as translated at the applicable average exchange rate prevailing during the period) for the year ended December 31, 2012.

Changes in our estimates and assumptions regarding the expected volatility and valuation of our ordinary shares could significantly impact the estimated fair values of our share options and, as a result, our net income and the net income available to our ordinary shareholders.

Based on the closing price of our ordinary shares of US$2.35 per share as of December 31, 2012, the aggregate intrinsic value of the options outstanding as of December 31, 2012 was approximately US$0.2 million.

Valuation of Inventories

Our inventories are stated at the lower of cost or market. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record a write-down against the cost of inventories for a decline in market. Expected demand and anticipated sales price are the key factors affecting our inventory valuation analysis. For purposes of our inventory valuation analysis, we develop expected demand and anticipated sales prices primarily based on sales orders and, to a far lesser extent, industry trends and individual customer analysis. We also consider sales and sales orders after each reporting period-end but before the issuance of our financial statements to assess the accuracy of our inventory valuation estimates. Historically, actual demand and sales price have generally been consistent with or greater than expected demand and anticipated sales price used for purposes of the our inventory valuation analysis. The evaluation also takes into consideration new product development schedules, the effect that new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of polysilicon, our primary raw material, is subject to fluctuations based on global supply and demand. Our management continually monitors the changes in the purchase price paid for polysilicon, including prepayments to suppliers, and the impact of such change on our ability to recover the cost of inventory and our prepayments to suppliers. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories. For the years ended December 31, 2010, 2011 and 2012, inventory write-downs, which are included in cost of revenues, were RMB16.5 million, RMB469.9 million and RMB665.4 million (US$106.8 million), respectively.

Firm Purchase Commitment

Until the third quarter of 2008, an industry-wide shortage of high purity polysilicon coupled with growing demand for PV modules caused the increases of polysilicon prices. In order to ensure the adequate supply of polysilicon, we entered into several long-term fixed price supply contracts from 2006 to 2011 under which the polysilicon would be delivered from 2009 to 2020.  However, from the second quarter of 2011, the polysilicon price has decreased significantly as the result of increased polysilicon manufacturing capacity and the pressure from the decreasing average selling price of PV modules. As a result, we recognized a provision of RMB 851.7 million on our firm purchase commitments under the long-term fixed price polysilicon contracts as of December 31, 2011.  The provision was determined by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory.  During the years ended December 31, 2011 and 2012, notwithstanding that the firm purchase commitments under the long-term fixed price contracts continued to be in effect, through negotiations with the vendors we were able to obtain various pricing concessions from the vendors which resulted in the actual purchase price paid by us to be less than the stated contract price.  We believe that we will be able to continue to purchase from the polysilicon vendors at lower, renegotiated prices that are in line with the market price. We have therefore reclassified the accrual for potential losses on inventory firm purchase commitments of RMB 851.7 million as of December 31, 2012 to an accrual for loss contingency related to the inventory purchase commitments. The accrued amount of RMB 851.7 million represents our best estimate for the loss contingency, taking into consideration the expected future renegotiated purchase prices to execute the contracts.

Allowance for Doubtful Accounts.

We establish an allowance for doubtful accounts for the estimated loss on receivables when collection may no longer be reasonably assured. We assess collectability of receivables based on a number of factors including the customer’s financial condition and creditworthiness. We make credit sales to major strategic customers in Europe. To reduce credit risks relating to other customers, we require some of our customers to pay a major portion of the purchase price by letters of credit. For the years ended December 31, 2010, 2011 and 2012, our provision for doubtful accounts amounted to RMB0.8 million, RMB45.6 million and RMB74.0 million (US$11.9 million), respectively. The increase in allowance for doubtful accounts in 2012 was primarily due to the provision we made as a result of two customers’ prolonged failure to settle accounts receivable and the continuing deterioration of their financial condition and creditworthiness. We made a total provision of RMB67.1 million(US$10.8 million) in 2012 for the doubtful accounts receivable related to these two customers.We recorded a reversal of allowance for doubtful accounts of RMB6.6 million and RMB5.4 million(US$0.9 million) in 2011 and 2012, respectively, primarily due to the collection of previously reserved amount from customers.

The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2010, 2011 and 2012:

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(In thousands)
Beginning balance	(323,025)	(309,482)	(343,306)	(55,104)
Additions	(788)	(45,612)	(73,962)	(11,872)
Reversal of allowance for doubtful accounts	13,886	6,624	5,401	867
Write-off of accounts receivable charged against the allowance	445	5,164	124,516	19,986
Ending balance	(309,482)	(343,306)	(287,351)	(46,123)

Results of Operations

The following table sets forth a summary of our results of operations for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Net revenues:
Sales of PV modules	12,276,854	98.2%	14,397,086	98.1%	10,989,767	1,763,979	96.5%
Sales of PV systems	56,662	0.5	53,731	0.4	171,013	27,449	1.5
Other revenues	166,471	1.3	227,148	1.5	231,148	37,102	2
Total net revenues	12,499,987	100.0%	14,677,965	100.0%	11,391,928	1,828,530	100%
Cost of revenues:
Cost of PV modules sales	(8,131,218)	(65.0)	(11,905,502)	(81.1)	(11,329,951)	(1,818,582)	(99.5)
Cost of PV systems sales	(49,190)	(0.4)	(43,280)	(0.3)	(155,310)	(24,929)	(1.4)
Cost of other revenues	(166,794)	(1.3)	(279,504)	(1.9)	(275,468)	(44,216)	(2.4)
Total cost of revenues	(8,347,202)	(66.8)	(12,228,286)	(83.3)	(11,760,729)	(1,887,727)	(103.2)
Gross profit (loss)	4,152,785	33.2	2,449,679	16.7	(368,801)	(59,197)	(3.2)
Operating expenses:
Selling expenses	(780,244)	(6.2)	(818,022)	(5.6)	(893,332)	(143,390)	(7.8)
General and administrative expenses	(467,516)	(3.7)	(602,728)	(4.1)	(804,587)	(129,145)	(7.1)
Research and development expenses	(137,525)	(1.1)	(284,909)	(1.9)	(187,538)	(30,102)	(1.6)
Provisions for (recovery of) doubtful accounts receivable	(13,098)	(0.1)	(38,988)	(0.3)	(68,561)	(11,005)	(0.6)
Impairment of goodwill	—	—	(273,382)	(1.9)	—	—	—
Impairment of long-lived assets	—	—	(2,275,024)	(15.5)	(200,497)	(32,182)	(1.8)
Provision for inventory purchase commitments	—	—	(851,694)	(5.8)	—	—	—
Total operating expenses	1,372,187	11.0	(5,144,747)	(35.1)	(2,154,515)	(345,824)	(18.9)
Income (loss) from operations	2,780,598	22.2	(2,695,068)	(18.4)	(2,523,316)	(405,021)	(22.2)
Equity in losses (income) of affiliates, net	(628)	0.0	(9,557)	(0.1)	507	81	0.0
Interest expense, net	(422,019)	(3.4)	(597,885)	(4.1)	(850,678)	(136,543)	(7.5)
Foreign currency exchange losses, net	(338,216)	(2.7)	(190,475)	(1.3)	(78,599)	(12,616)	(0.7)

	For the Year Ended December 31,
	2010		2011		2012
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Gain on bargain purchase from an acquisition	—	—	52,202	0.4	—	—	—
Other income	11,764	0.1	41,593	0.3	54,457	8,741	0.50
Income tax (expense) benefit	(333,466)	(2.7)	133,413	0.9	205,742	33,024	1.80
Net income (loss)	1,698,033	13.6	(3,265,777)	(22.2)	(3,191,887)	(512,334)	(28.00)
Less: Loss (earnings) attributable to the noncontrolling interests	(311,257)	(2.5)	56,866	0.4	127,475	20,461	1.10
Net income (loss) attributable to Yingli Green Energy	1,386,776	11.1	(3,208,911)	(21.9)	(3,064,412)	(491,873)	(26.90)

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues. Our total net revenues were RMB11,391.9 million (US$1,828.5 million) in 2012, which decreased by 22.4% from RMB14,678.0 million in 2011. The PV module shipment volume in 2012 was 2,297.1 megawatts, an increase of 43.2% from 1,603.8 megawatts in 2011. The increase in total shipments was primarily due to higher recognition of our brand, proven performance of our products, our differentiated market channels and end market diversification. The decrease in net revenues was mainly due to the significant industry-wide decline in the average selling price for PV modules compared to 2011, partially offset by an increase in the PV module shipment volume. The average selling price of PV modules for 2012 was US$0.77 per watt, compared to the average selling price of US$1.43 per watt in 2011.

Net revenues from sales of PV modules were RMB10,989.8 million (US$1,764.0 million), or 96.5% of total net revenues in 2012, compared to RMB14,397.1 million, or 98.1% of total net revenues in 2011. Our PV module sales in Germany were RMB4,765.3 million (US$764.9 million), or 41.8% of our total net revenues, in 2012, which decreased from RMB RMB6,595.1 million, or 44.9% of total net revenues, in 2011. Our PV module sales in Italy in 2012 were RMB389.2 million (US$62.5 million), or 3.4% of our total net revenues, which decreased from RMB700.6 million, or 4.8% of total net revenues, in 2011. Our PV module sales in Spain in 2012 were RMB381.9 million (US$61.3 million), or 3.4% of our total net revenues, which decreased from RMB511.8 million, or 3.5% of total net revenues, in 2011. Our PV module sales in the United States in 2012 were RMB1,600.7 million (US$256.9 million), or 14.1% of our total net revenues, which decreased from RMB2,137.2 million, or 14.6% of our total net revenues, in 2011. Our PV module sales in China in 2012 were RMB2,251.2 million (US$361.3 million), or 23.3% of our total net revenues, which decreased from RMB2,985.3 million, or 20.3% of our total net revenues, in 2011. The decrease in our PV module sales was due to the decline in the average selling price for PV modules from 2011.

Net revenues from sales of PV systems were RMB171.0 million (US$27.4 million), or 1.5% of total net revenues, in 2012, compared to RMB53.7 million, or 0.4% of total net revenues, in 2011. All of our net revenues from sales of PV systems in 2012 were derived from China. Other revenues amounted to RMB231.1 million (US$37.1 million) in 2012, primarily from sales of raw materials and low efficiency PV cells, compared to RMB227.1 million in 2011. Other revenues as a percentage of total net revenues was 2.0% in 2012 and 1.5% in 2011.

Cost of Revenues. Cost of PV modules sales as a percentage of net revenues from PV modules was 103.1% in 2012, compared to 82.7% in 2011. The increase in the cost of PV modules as a percentage of net revenues from PV modules in 2012 from 2011 was primarily a result of the decrease in the average selling price for PV modules and an increase in inventory provision from RMB 469.9 million in 2011 to RMB 665.4 million (US$106.8 million) in 2012, which was partially offset by the decrease in polysilicon cost and our continuous efforts in reducing polysilicon consumption per watt and non-polysilicon processing costs.

Cost of PV systems sales as a percentage of net revenues from PV systems was 90.8% in 2012, as compared to 80.5% in 2011. The increase in cost of PV systems as a percentage of net revenues from PV systems in 2012 from 2011 was primarily a result of the decrease in the average selling price for PV systems.

Gross Loss (Profit). As a result of the factors described above, our gross loss was RMB368.8 million (US$59.2 million) in 2012, compared to gross profit of RMB2,449.7 million in 2011. Our gross margin was negative 3.2% in 2012, compared to 16.7% in 2011. The significant decrease in gross margin in 2012 was primarily a result of the decrease in the average selling price for PV modules and the inventory provision.

Operating Expenses. Our operating expenses were RMB2,154.5 million (US$345.8 million) in 2012, which decreased from RMB5,144.7 million in 2011. Operating expenses as a percentage of net revenue significantly decreased to 18.9% in 2012 from 35.1% in 2011. The decrease in operating expenses from 2011 to 2012 was primarily due to the following reasons:

•                  Selling Expenses. Our selling expenses were RMB893.3 million (US$143.4 million), which increased from RMB818.0 million in 2011. This increase was primarily due to the increased PV module shipment volume. Selling expenses as a percentage of net revenues increased to 7.8% in 2012 from 5.6% in 2011.

•                  General and Administrative Expenses. Our general and administrative expenses were RMB804.6 million (US$129.1 million), which increased from RMB602.7 million in 2011. The increase in general and administrative expenses in 2012 was primarily caused by an expanded scale of business. General and administrative expenses as a percentage of net revenues increased to 7.1% in 2012 from 4.1% in 2011.

•                  Research and Development Expenses. Our research and development expenses were RMB187.5 million (US$30.1 million) in 2012, compared to RMB284.9 million in 2011. Our research and development expenses in 2012 primarily resulted from our continuous and more focused research and development efforts.

•                  Impairment of Long-Lived Assets. In 2012, we recognized an impairment of long-lived assets of Fine Silicon of RMB200.5 million (US$32.2 million), compared to RMB2,275.0 million in 2011.

•                  Impairment of Goodwill. In 2011, we recognized an impairment of goodwill of RMB273.4 million originated from the historical acquisitions of equity interests in 2006, 2007 and 2008 in Tianwei Yingli. We did not recognize any impairment of goodwill in 2012.

•                  Provision on the Inventory Purchase Commitments under Long-Term Polysilicon Supply Contracts. In 2011, we recognized a provision of RMB851.7 million on our inventory purchase commitments under long-term polysilicon supply contracts as a result of continuing decline in the polysilicon purchase price. We did not recognize any such provision in 2012.

Loss from Operations. Loss from operations was RMB2,523.3 million (US$405.0 million) in 2012, compared to RMB2,695.1 million in 2011. As a result of the cumulative effect of the above factors, operating loss margin was 22.2% in 2012, compared to 18.4% in 2011.

Interest Expense, Net. Net interest expense was RMB850.7 million (US$136.5 million) in 2012, which increased from RMB597.9 million in 2011. The increase in interest expense was consistent with the increase in long-term debt from RMB5,858.3 million as of December 31, 2011 to RMB7,988.4 million (US$1,282.2 million) as of December 31, 2012.

Foreign Currency Exchange Losses. Foreign currency exchange loss was RMB78.6 million (US$ 12.6 million) in 2012, compared to foreign currency exchange loss of RMB190.5 million in 2011. The foreign currency exchange loss was primarily due to the depreciation of the Euro and U.S. dollars against the Renminbi in 2012.

Income Tax Benefit. We recognized an income tax benefit of RMB205.7 million (US$33.0 million) in 2012, compared to RMB133.4 million in 2011. The income tax benefit in 2012 and 2011 mainly resulted from a deferred income tax benefit recognized in connection with the net loss.

Loss Attributable to the Noncontrolling Interests. In 2012, loss attributable to the noncontrolling interests was RMB127.5 million (US$20.5 million), compared to RMB56.9 million in 2011.

Net Loss Attributable to Yingli Green Energy. As a result of the cumulative effect of the above factors, our net loss was RMB3,064.4 million (US$491.9 million) in 2012, compared to RMB3,208.9 million in 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Net Revenues.  Our total net revenues were RMB14,678.0 million in 2011, which increased by 17.4% from RMB12,500.0 million in 2010.  PV module shipment volume in 2011 was 1,603.8 megawatts, an increase of 51.1% from 1,061.6 megawatts in 2010. The increase in total shipments was primarily due to higher recognition of our brand, proven performance of our products and our differentiated market channels and end market diversification, and was supported by the completion of an additional 600 megawatts of production capacity for each of polysilicon ingots and wafers, PV cells and PV modules in the third quarter of 2011. The increase in net revenues was consistent with the increase in shipment volume year over year and was partially offset by the decline in the average selling price for PV modules compared to 2010. The average selling price of PV modules for 2011 was US$1.43 per watt, compared to the average selling price of US$1.75 per watt in 2010.

Net revenues from sales of PV modules were RMB14,397.1 million, or 98.1% of total net revenues in 2011, as compared to RMB12,276.9 million, or 98.2% of total net revenues in 2010. Our PV module sales in Germany were RMB6,595.1 million, or 44.9% of our total net revenues, in 2011, which decreased from PV module sales in Germany of RMB7,078.2 million, or 56.6% of total net revenues, in 2010. Our PV module sales in Italy in 2011 were RMB700.6 million, or 4.8% of our total net revenues, which decreased from PV module sales in Italy of RMB853.8 million, or 6.8% of total net revenues, in 2010. Our PV module sales in Spain in 2011 were RMB511.8 million, or 3.5% of our total net revenues, which decreased from PV module sales in Spain of RMB704.4 million, or 5.7% of total net revenues, in 2010. In addition, our PV module sales in the United States in 2011 were RMB2,137.2 million, or 14.6% of our total net revenues, which increased from PV module sales in the United States of RMB1,217.0 million, or 9.7% of our total net revenues in 2010. Meanwhile, our PV module sales in the PRC in 2011 were RMB2,985.3 million, or 20.3% of our total net revenues, which increased from PV module sales in the PRC of RMB552.1 million, or 4.2% of our total net revenues in 2010. The increase in our PV module sales in the United States and the PRC was primarily due to increased demand in the both countries and our increasing brand recognition.

Net revenues from sales of PV systems were RMB53.7 million, or 0.4% of total net revenues in 2011, compared to RMB56.7 million, or 0.5% of total net revenues, in 2010. All of our net revenues from sales of PV systems in 2011 were derived from China. Other revenues amounted to RMB227.1 million in 2011, primarily from sales of raw materials and low efficiency PV cells, compared to RMB166.5 million in 2010. Other revenue as a percentage of total net revenues was 1.5% in 2011 and 1.3% in 2010.

Cost of Revenues. Cost of PV modules sales as a percentage of net revenues from PV modules was 82.7% in 2011, compared to 66.2% in 2010. The increase in cost of PV modules as a percentage of net revenues from PV modules in 2011 from 2010 was primarily a result of the decrease in the average selling price for PV modules, and an increase in inventory provision of RMB 453.4 million which was partially offset by the decrease in polysilicon cost and our continuous efforts in reducing polysilicon consumption per watt and non-polysilicon processing costs.

Cost of PV systems sales as a percentage of net revenues from PV systems was 80.5% in 2011, as compared to 86.8% in 2010. The decrease in cost of PV systems as a percentage of net revenues from PV systems in 2011 from 2010 was primarily due to the decrease in the polysilicon cost and our continuous efforts in reducing processing costs.

Gross Profit. As a result of the factors described above, our gross profit was RMB2,449.7 million in 2011, which significantly decreased from RMB4,152.8 million in 2010. Our gross profit margin was 16.7% in 2011, compared to 33.2% in 2010. The significant decrease in gross margin for 2011 was primarily a result of the decrease in the average selling price for PV modules and the inventory provision.

Operating Expenses. Our operating expenses were RMB5,144.7 million in 2011, which significantly increased from RMB1,372.2 million in 2010. Operating expenses as a percentage of net revenue significantly increased to 35.1% in 2011 from 11.0% in 2010. The increase in operating expenses was primarily due to the following reasons:

•                  Selling Expenses. Our selling expenses were RMB818.0 million in 2011, which increased from RMB780.2 million in 2010. This increase was primarily due to increase in shipping cost for our PV modules to RMB290.7 million, an increase in marketing expense to RMB149.6 million relating to our expanded scale of operations and the expenses in relation to our sponsorships for 2014 FIFA World CupTM, U.S. Soccer and the FCB football club. Selling expenses as a percentage of net revenues decreased to 5.6% in 2011 from 6.3% in 2010.

•                  General and Administrative Expenses. Our general and administrative expenses were RMB602.7 million in 2011, which increased from RMB467.5 million in 2010. The increase in general and administrative expenses in 2011 was primarily due to the increased salary expenses related to the expansion of our operations. General and administrative expenses as a percentage of net revenues increased to 4.1% in 2011 from 3.7% in 2010.

•                  Research and Development Expenses. Our research and development expenses were RMB284.9 million in 2011, compared to RMB137.5 million in 2010. Our research and development expenses in 2011 primarily related to the increased investment in Project PANDA. Research and development expenses as a percentage of net revenues were 1.9% in 2011 and 1.1% in 2010.

•                  Provision for Doubtful Accounts Receivable. In 2011, we recognized the provision for doubtful accounts receivable of RMB45.6 million, which was partially offset by the reversal of RMB6.6 million. We recorded a reversal of allowance for doubtful accounts in an amount of RMB13.9 million in 2010, primarily due to the collection from a customer, which was partially offset by provision for doubtful accounts of RMB0.8 million.

•                  Impairment of Goodwill. In 2011, we recognized an impairment of goodwill of RMB273.4 million originated from the historical acquisitions of equity interests in 2006, 2007 and 2008 in Tianwei Yingli.

•                  Impairment of Long-Lived Assets. In the fourth quarter of 2011, we recognized an impairment of long-lived assets of Fine Silicon of RMB2, 275.0 million to reflect its less than expected profit-generating ability due to the continuing decline in the spot market price of polysilicon.

•                  Provision on the Inventory Purchase Commitment under Long-Term Polysilicon Supply Contracts. In 2011, we recognized a provision of RMB851.7 million on our inventory purchase commitment under long-term polysilicon supply contracts as a result of continuing decline in the polysilicon purchase price.

Loss from Operations. Loss from operations was RMB2,695.1 million in 2011, compared to income from operations of RMB2,780.6 million in 2010. As a result of the cumulative effect of the above factors, operating loss margin was 18.4% in 2011, compared to operating profit margin was 22.2% in 2010.

Interest Expense, Net. Net interest expense was RMB597.9 million in 2011, which increased from RMB422.0 million in 2010. The interest expense in 2011 included non-cash interest expenses of RMB23.5 million, primarily related to certain financial instruments issued in 2009, compared to non-cash interest expenses of RMB131.5 million in 2010. After excluding the non-cash interest expenses, interest expense was RMB603.3 million, compared to RMB306.5 million in 2010. The increase in interest expense was consistent with the increase in short-term borrowings from RMB5,857.9 million as of December 31, 2010 to RMB8,225.1 million as of December 31, 2011 and the increase in long-term debt from RMB2,496.5 million as of December 31, 2010 to RMB3,451.9 million as of December 31, 2011. The weighted average interest rate for these borrowings in 2011 was 6.3%, which decreased slightly from 6.4% in 2010.

Foreign Currency Exchange Losses. Foreign currency exchange loss was RMB190.5 million in 2011, compared to a foreign currency exchange loss was RMB338.2 million in 2010. The foreign currency exchange loss in 2011 was primarily due to the depreciation of the Euro and U.S. dollars against the Renminbi in 2011.

Income Tax Benefit (Expense). We recognized an income tax benefit of RMB133.4 million in 2011, compared to an income tax expense of RMB333.5 million in 2010. The income tax benefit in 2011 was primarily attributable to the net operating loss in 2011. The income tax expense in 2010 was primarily attributable to the net operating income generated by Tianwei Yingli and Yingli China.

Earnings (Loss) Attributable to the Noncontrolling Interests. In 2011, loss attributable to the noncontrolling interests was RMB56.9 million, compared to earnings attributable to the noncontrolling interests of RMB311.3 million in 2010.

Net Income (Loss) Attributable to Yingli Green Energy. As a result of the cumulative effect of the above factors, our net loss was RMB3,208.9 million in 2011 as compared to net income of RMB1,386.8 million in 2010.

B.    Liquidity and Capital Resources

We require a significant amount of cash to fund our operations. We will also require cash to meet future capital requirements, which may be difficult to predict. In particular, we may need capital to fund the future expansion of our facilities and research and development activities in order to remain competitive.

Cash Flows and Working Capital

Our ability to continue as a going concern for a reasonable period of time largely depends on the ability of our management to successfully execute our business plan (including increasing sales while decreasing operating costs and expenses) and, if required, the ability to obtain additional funds from third parties, including banks, and from our related parties or from the issuance of additional equity or debt securities. Our management believes that increased sales as we expand our market presence in Europe, the United States, China and other target markets, as well as the proceeds from our other completed or potential equity or debt issuances, long-term bank borrowings and other financings entered into from time to time, will enable us to fund our operational cash flow needs and meet our commitments and current liabilities, for a reasonable period of time. In our opinion, our working capital is sufficient for our present requirements.

The primary sources of our financing have been borrowings from banks and other third parties, and private placements of our debt, equity and equity-linked securities as well as our initial public offering, the follow-on offering, convertible senior notes offering, and medium-term notes. As of December 31, 2012, we had RMB2,084.9 million (US$334.6 million) in cash, RMB966.9 million (US$155.2 million) in restricted cash, RMB7,526.0 million (US$1,208.0 million) in outstanding short-term borrowings (including the current portion of long-term debt) and RMB7,988.4 million (US$1,282.2 million) in outstanding long-term debt (excluding the current portion).

As of December 31, 2012, our cash consisted of cash on hand, cash in bank accounts and interest-bearing savings accounts, and our restricted cash consisted of bank deposits for securing letters of credit, letters of guarantee granted to us and bank deposits for securing a long-term loan facility.

Our outstanding short-term borrowings (including the current portion of long-term debt) as of December 31, 2012 were RMB7,526.0 million (US$1,208.0 million), and bore a weighted-average interest rate of 5.9%. Such borrowings were made principally to support our working capital requirements and to repay short-term borrowings. Our short-term borrowings from banks have a term of less than one year and expire at various times throughout the year. We have historically negotiated renewal of certain of these borrowings shortly before they mature.

Our outstanding long-term debt as of December 31, 2012 was RMB7,988.4 million (US$1,282.2 million), consisting of RMB4,076.5 million (US$654.3 million) long-term bank borrowings and RMB3,911.9 million (US$627.9 million) in borrowings from other parties (excluding the current portion). Such borrowings were made principally to fund our manufacturing facility expansion projects, increased working capital needs and replacement of short-term loans with high interest rates.

In October 2010, under a plan to issue up to 2.4 billion RMB-dominated unsecured five-year medium-term notes registered with the PRC National Association of Financial Market Institutional Investors, Tianwei Yingli completed the First Tranche Issue of RMB-denominated unsecured five-year medium-term notes in the amount of RMB1.0 billion, which will mature on October 13, 2015. Tianwei Yingli has an option to call the notes at the end of the third year from issuance. Upon exercise of the call option, the re-purchase amount equals to the par value of the notes plus any unpaid interest. The First Tranche Issue bears a fixed annual interest rate of 4.3% per annum in the first three years, which will increase to 5.7% per annum in the remaining two years if Tianwei Yingli chooses not to call the notes on October 13, 2013. In May 2011, the Second Tranche Issue of RMB-denominated unsecured five-year medium-term notes in the amount of RMB1.4 billion (US$222.4 million) was completed by Tianwei Yingli, which will mature on May 12, 2016. The Second Tranche Issue bears a fixed annual interest rate of 6.15%.

In August 2010, Tianwei Yingli entered into a two-year RMB1.0 billion loan agreement at an interest rate applicable to the export seller’s credit which is renewed quarterly with the Export-Import Bank of China. The loan is unsecured and repayable upon maturity.

In March 2011, Yingli China entered into a 45-month RMB1.0 billion loan agreement at a floating interest rate of the three- to five-year Renminbi benchmark loan rate plus an additional 10% per annum with the Bank of Communications Co., Ltd. The loan is secured by Yingli China’s fixed assets. As of December 31, 2012, Yingli China had withdrawn RMB367.5 million (US$58.4 million) under this agreement.

In May 2012, Yingli China completed its issuance of 1.5 billion RMB-denominated unsecured medium-term notes. The issuance is composed of 300 million RMB-denominated five-year medium-term notes and 1.2 billion RMB-denominated three-year medium-term notes. The five-year notes bear a fixed annual interest rate of 6.01% and will mature on May 3, 2017. The three-year notes bear a fixed annual interest rate of 5.78% and will mature on May 3, 2015.

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

On December 15, 2010, US$171.3 million aggregate principle amount of the convertible senior notes was repurchased by us and settled in cash, and the remaining balance of US$1.2 million was repurchased by us and settled in cash on December 14, 2012.

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

We have significant working capital commitments because suppliers of high purity polysilicon require us to make prepayments in advance of shipment. As of December 31, 2012, our prepayments to suppliers were RMB1,703.3 million (US$273.4 million), including amounts paid to related parties of RMB183.3 million (US$29.4 million).

Currently, a significant portion of our revenue is derived from credits sales to our customers, generally with payments due within four months. The sales to a small number of major customers exposed us to additional and more concentrated credit risk since a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2012, our five largest outstanding accounts receivable balance accounted for approximately 24.2% of our total outstanding accounts receivable. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. Although we have been able to maintain adequate working capital primarily through short-term borrowing, in the future we may not be able to secure additional financing on a timely basis or on terms acceptable to us or at all.

In addition, in anticipation of our production capacity expansion and increasing market demand for our PV modules, we made significant expenditures to purchase polysilicon and other raw materials in 2012. As a result, our inventories were RMB2,523.6 million (US$405.1 million) as of December 31, 2012. We also make prepayments for equipment purchases. Our prepayments for equipment purchases amounted to RMB341.2 million, RMB474.0 million and RMB229.2 million (US$36.8 million) as of December 31, 2010, 2011 and 2012, respectively.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by (used in) operating activities	2,499,751	340,829	(2,055,694)	(329,960)
Net cash used in investing activities	(3,754,862)	(5,504,655)	(2,027,791)	(325,482)
Net cash provided by financing activities	3,956,126	3,554,893	2,003,847	321,638
Effect of foreign currency exchange rate changes on cash	(92,969)	(66,161)	(16,535)	(2,654)
Net increase (decrease) in cash	2,608,046	(1,675,094)	(2,096,173)	(336,458)
Cash and cash equivalents at the beginning of the year	3,248,086	5,856,132	4,181,038	671,102
Cash and cash equivalents at the end of the year	5,856,132	4,181,038	2,084,865	334,644

Operating Activities

Net cash used in operating activities was RMB2,055.7 million (US$330.0 million) in 2012, primarily resulting from the net loss incurred in 2012.

Net cash provided by operating activities was RMB340.8 million in 2011, primarily resulting from the increased accounts receivable and long-term prepayments to suppliers, and the significant decrease in gross profit.

Net cash provided by operating activities was RMB2,499.8 million in 2010, primarily resulting from the improved collection of accounts receivable, significant increase in advance from customers and an increase in accounts payable as a result of favorable payment terms granted by some of our suppliers.

Investing Activities

Net cash used in investing activities was RMB2,027.8 million (US$325.5 million) in 2012, primarily due to purchases of property, plant and equipment for business expansion in a total amount of RMB1,952.6 million (US$313.4 million) in 2012.

Net cash used in investing activities was RMB5,504.7 million in 2011, primarily due to purchase of property, plant and equipment for business expansion in the amount of RMB4,838.7 million, and increase in restricted cash related to purchase of property, plant and equipment for business expansion in the amount of RMB548.6 million.

Net cash used in investing activities was RMB3,754.9 million in 2010, primarily due to purchase of property, plant and equipment for business expansion in the amount of RMB3,077.6 million, and increase in restricted cash related to purchase of property, plant and equipment for business expansion in the amount of RMB735.5 million.

Financing Activities

Net cash provided by financing activities was RMB2,003.8 million (US$321.6 million) in 2012, primarily due to the proceeds from bank loans of RMB13,080.9 million, the medium term notes of RMB1,500 million, and RMB543.9 million of restricted cash related to guarantee of bank borrowings, partially offset by repayment of bank loans of RMB13,129.3 million.

Net cash provided by financing activities was RMB3,554.9 million  in 2011, primarily due to the proceeds from bank loans of RMB10,757.3 million, and the second tranche of medium term notes of RMB1,400 million, partially offset by repayment of bank loans of RMB7,313 million, RMB1,007.5 million of restricted cash related to guarantee of bank borrowings, and RMB123.8 million of payment for share repurchase.

Net cash provided by financing activities was RMB 3,956.1 million in 2010, primarily due to proceeds from the issuance of medium-term notes of RMB 995.8 million by Tianwei Yingli, proceeds from bank borrowings of RMB 8,935.7 million, partially offset by payment for repurchase of the convertible senior notes of RMB 1,327.6 million and prepayment of bank borrowings of RMB4,790.9 million.

Capital Expenditures

We made capital expenditures of RMB3,744.5 million, RMB5,435.8 million and RMB1,926.8 million (US$309.3 million) in 2010, 2011 and 2012, respectively. As of December 31, 2012, we had committed an aggregate of RMB1,897.5 million (US$304.6 million) to purchase property, plant and equipment for our capacity expansion during and prior to 2012. As of the date of this annual report, we had an overall annual manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules of 2,450 MW. Currently, we do not plan to further expand our annual manufacturing capacity during 2013 and plan to incur capital expenditure of up to RMB1,068.0 million (US$171.4 million) to maintain or upgrade our existing solar products manufacturing facilities. We will monitor customer demand and market conditions in our target sales markets. If there is sufficient market demand for our products, we may consider further expanding our production capacity in the future in a manner that will not materially and adversely affecting our liquidity.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change of consumer price index in China was negative 3.3%, 5.4% and 2.6% in 2010, 2011 and 2012, respectively.

Recent Accounting Pronouncements

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which amended accounting guidance related to presentation of comprehensive income. The standards update is intended to help financial statement users better understand the causes of an entity’s change in financial position and results of operation. The amendment eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendment requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also requires that reclassification adjustments for items that are reclassified from other comprehensive income to net income be presented on the face of the financial statement where the components of net income and other comprehensive income are presented. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”), which defers only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. ASU 2011-05 and ASU 2011-12 are effective for reporting periods beginning after December 15, 2011. We adopted the new guidance on January 1, 2012.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source (e.g., the release due to cash flow hedges from interest rate contracts) and the income statement line items affected by the reclassification (e.g., interest income or interest expense). If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), companies would instead cross reference to the related footnote for additional information (e.g., the pension footnote). ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. We will adopt the provisions of the new guidance on January 1, 2013. The adoption will not have a material impact on its consolidated financial statements or related disclosures.

C.               Research and Development

The primary focus of our research and development efforts is on improving our manufacturing processes at every stage of our production in order to improve the output quality at each stage and deliver more energy-efficient and aesthetically improved PV products at a lower cost. We currently produce ingots weighing up to 400 kilograms, 420 kilograms, 480 kilogram and 500 kilogram multicrystalline polysilicon ingots. Our research goals with regard to wafer cutting techniques include improving the surface and internal physical characteristics of our wafers so as to decrease the wafer breakage rate and increase the number of wafers produced from each ingot, as well as reducing wafer thickness. We are also improving our ingot casting and crystal growing processes to reduce the amount of time required for ingot formation, increase ingot output and reduce the cost of raw materials.

We believe PV cells made from crystalline silicon will continue to dominate the PV market in the foreseeable future. Therefore, our research and development efforts as they relate to PV cells have focused on improving technologies and processing techniques to increase the conversion efficiency and the power output of our PV cells, all of which were traditionally made from multicrystalline silicon. Starting from June 2009, we have been in collaboration with the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells, to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells. Our 600 megawatts of PANDA production capacity for each of ingots and wafers, cells and modules in Baoding, Hebei Province started initial production in the second quarter of 2011. We successfully produced next-generation cells with an average efficiency rate of 19.2% and a record cell conversion efficiency rate of 20.0% on the PANDA commercial production lines in 2012. We also seek to reduce the breakage rate and failure rate and increase the success rate and conversion efficiency of our PV cells through the use of advanced equipment and improved manufacturing processes at each stage of our production. To ensure the competitiveness of our products, we closely monitor the development by our competitors of new-generation PV cells, such as thin film cells, that may or may not be made from crystalline silicon and will seek to respond to challenges and opportunities posed by new technology as appropriate.

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

Our research and development expenses were RMB137.5 million, RMB284.9 million and RMB187.5 million (US$30.1 million) in 2010, 2011 and 2012, respectively.

D.               Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F.                Tabular Disclosure of Contractual Obligations

Our contractual obligations and commitments as of December 31, 2012 are set forth in the table below.

	Payment Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Long-term debts obligations(1)	6,342,245	1,590,249	2,461,732	1,433,592	856,672
Medium-term notes(2)	4,699,630	216,490	4,147,080	336,060	—
Commitments for capital expenditures	1,897,462	1,707,716	189,746	—	—
Commitments for the purchase of raw materials	26,841,670	3,844,188	8,049,225	8,348,388	6,599,869
Capital lease obligations	247,475	34,314	68,300	39,682	105,179
Total	40,028,483	7,392,957	14,916,084	10,157,722	7,561,720

(1)         Includes interest of RMB750.3 million accrued at the interest rate under the loan agreement. For borrowings with a floating rate, the most recent rate as of December 31, 2012 was applied.

(2)         Includes interest of RMB799.6 million accrued at the interest rate under the loan agreement.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.               Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Liansheng Miao	57	Chairperson of board of directors and chief executive
Zongwei Li	40	Director, vice president and chief financial officer
Xiangdong Wang	50	Director and vice president
Iain Ferguson Bruce(1)(2)	72	Independent director
Ming Huang(1)(2)	49	Independent director
Zheng Xue(1)(2)	42	Independent director
Junmin Liu	63	Independent director
Dengyuan Song	55	Chief technology officer
Yiyu Wang	38	Chief strategic officer
Jingfeng Xiong	42	Vice president
Zhiheng Zhao	64	Vice president
Xiaoqiang Zheng	36	Vice president and chief operating officer

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

Mr. Zongwei Li is a director, vice president and the chief financial officer of Yingli Green Energy. Mr. Li also serves as an independent director and the chairman of the audit committee of Youku.com Inc., an Internet television company listed on the NYSE. Prior to joining us in November 2006, Mr. Li served as senior audit manager and audit manager at the accounting firm of PricewaterhouseCoopers for 11 years. Mr. Li graduated from the mechanical engineering department of Shanghai Institute of Technology and from the international finance and insurance department of Shanghai Institute of Business and Administration. Mr. Li received his master’s degree in business administration from Olin School of Business of Washington University.

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

Mr. Iain Ferguson Bruce is an independent member of our board of directors and the chairperson of the audit committee and compensation committee of our board of directors. His directorship became effective upon the completion of our initial public offering in June 2007. Mr. Bruce joined KPMG in Hong Kong in 1964 and was elected to its partnership in 1971. He was the senior partner of KPMG from 1991 until his retirement in 1996 and also concurrently served as chairman of KPMG Asia Pacific from 1993 to 1997. Since 1964, Mr. Bruce has been a member of the Institute of Chartered Accountants of Scotland and is a fellow of the Hong Kong Institute of Certified Public Accountants with over 47 years’ experience in the accounting profession. Mr. Bruce is currently an independent non-executive director of Goodbaby International Holdings Limited, a manufacturer of infants’ and children’s products, Paul Y Engineering Group Limited, a construction and engineering company, Sands China Ltd., a gaming and hospitality company, Vitasoy International Holdings Ltd., a beverage manufacturing company, Wing On Company International Ltd., a department store operating and real property investment company, and Tencent Holdings Limited, a provider of Internet services and mobile value-added service; all of these companies are listed on the Hong Kong Stock Exchange. In addition, Mr. Bruce also serves as an independent non-executive director of Noble Group Limited, a commodity trading company that is listed on the Singapore Stock Exchange. Mr. Bruce is an independent non-executive director of Citibank (Hongkong) Limited and is the chairmen of KCS Limited, which is one of Asia’s leading independent corporate service companies.

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

B.               Compensation of Directors and Executive Officers

In 2012, the aggregate cash compensation to our executive officers and directors, was RMB12.8 million (US$2.1 million). For options and restricted shares granted to officers and directors, see “— 2006 Stock Incentive Plan.”

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

Granted Options. Each of the relevant option award agreements provides for the vesting of options, provided the option holder remains a director, officer, employee or consultant of ours. Following the option holder’s termination of service with us for any reason, the option, to the extent not then vested, will be cancelled by us without consideration. Upon a change of control, the options will, to the extent not then vested and not previously canceled, become fully vested and exercisable immediately. As of the date of this annual report, options to purchase an aggregate of 1,192,904 ordinary shares have been forfeited and cancelled by us without consideration.

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

Each of the relevant award agreements provides for the vesting of restricted shares, provided the option holder remains a director or officer of ours or Tianwei Yingli or our employee or consultant. Restricted shares granted for the benefit of a trust participant will also fully vest upon termination of service resulting from death or disability of the trust participant that is due to work-related reasons. Following a trust participant’s termination of service with us, except if such termination is resulting from the trust participant’s death or disability that is due to work-related reasons, the restricted shares granted for the benefit of such trust participant will, to the extent not then vested, be forfeited without any consideration. As of the date of this annual report, 9,792 restricted shares have been forfeited without any consideration.

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

As the date if this annual report, an aggregate of 2,570,260 restricted shares issued to the trustee for the benefit of 81 trust participants were all vested, consisting of 9,792 restricted shares forfeited for two former employees.

Employee Pension and Other Retirement Benefits

Pursuant to the relevant PRC regulations, we are required to make contributions for each employee at a rate of 20% of a standard salary base as determined by the local social security bureau to a defined contribution retirement scheme organized by the local social security bureau. In addition, we are also required to make contributions for each employee at rates of 7.5-10%, 1-2% and 6.6-13.6% of standard base for medical insurance benefits, unemployment and other statutory benefits, respectively. Contributions of RMB244.1 million (US$39.2 million) was paid for the year ended December 31, 2012 which was charged to expense. We have no other obligation to make payments in respect of retirement benefits of our employees.

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

D.               Employees

We had 11,435, 16,054 and 18,029 employees as of December 31, 2010, 2011 and 2012, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our total employees as of December 31, 2012.

	As of December 31, 2012
	Number of Employees	Percentage of Total
Manufacturing	11,370	63.1%
Manufacturing Support	1,912	10.6%
Research and Development	1,464	8.1%
Procurement, Sales and Marketing	508	2.8%
Management and Administrative	857	4.8%
Logistics and Others	1,918	10.6%
Total	18,029	100.0%

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

As of December 31, 2012, we were required by PRC law to make monthly contributions in amounts equal to 20.0%, 7.5% to 10%, 1% to 2%, 0.5% to 1% and 0.6% to 0.8% of our employees’ average monthly salary in the preceding year to a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, respectively, each for the benefit of our employees subject to certain statutory limits.

Our employees are not subject to any collective bargaining agreement. We have not been involved in any material labor disputes. We believe that we have a good relationship with our employees.

E.               Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of April 22, 2013, the most recent practicable date, by:

•          each of our directors and executive officers;

•          all of our directors and executive officers as a group; and

•          each person known to us to own beneficially more than 5.0% of our ordinary shares.

Ordinary Shares Beneficially Owned(1)(2)
	Number of Shares	%
Liansheng Miao(3)	52,438,252	33.31
Xiangdong Wang	*	*
Iain Ferguson Bruce	*	*
Ming Huang	*	*
Zheng Xue	*	*
Junmin Liu	*	*
Zongwei Li	*	*
Dengyuan Song	*	*
Yiyu Wang	*	*
Jingfeng Xiong	*	*
Zhiheng Zhao	*	*
Xiaoqiang Zheng	*	*
All directors and executive officers as a group	54,418,356	34.14
Principal Shareholders and 5% Shareholders:
Yingli Power Holding Company Ltd.(4)	51,600,652	32.95

*          Less than 1% of our outstanding share capital.

(1)   Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)   Percentage of beneficial ownership of each listed person is based on 156,585,020 ordinary shares outstanding and, as applicable, (i) the ordinary shares underlying share options exercisable by such person and (ii) restricted ordinary shares awarded to such person that can be vested, in each case within 60 days of the date of this annual report, not including share options that can be early exercised, at the discretion of the holder, into unvested ordinary shares.

(3)   Represents 51,600,652 of our ordinary shares owned by Yingli Power, our principal shareholder, which is 100% beneficially owned by the family trust of Mr. Miao, and 272,000 restricted shares that were vested and 620,000 stock option exercisable. Mr. Miao’s business address is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3055 Middle Fuxing Road, Baoding, People’s Republic of China.

(4)   Represents 51,600,652 of our ordinary shares beneficially owned by Yingli Power. Yingli Power is 100% beneficially owned by the family trust of Mr. Liansheng Miao. The mailing address of Yingli Power is Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

As of April 22, 2013, 103,207,272, or 65.9% of our outstanding ordinary shares in the form of ADSs are held by 16 record holders in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.               Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B.               Related Party Transactions

We adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions since the beginning of 2010.

Transactions with Yingli Group

We sold PV modules and PV systems with a total price of RMB105.6 million, RMB96.4 million and RMB128.6 million (US$20.6 million) to Yingli Group, a PRC company controlled by Mr. Liansheng Miao, and its subsidiaries in 2010, 2011 and 2012, respectively. As of December 31, 2011 and 2012, we had accounts receivable of RMB174.7 million and RMB93.9 million (US$15.1 million) from Yingli Group and its subsidiaries, and the outstanding balance of advance payment made by Yingli Group and its subsidiaries was RMB93.6 million and RMB14.2 million (US$2.3 million), respectively.

We purchased raw materials, such as conjunction boxes and packaging material, with a total price of RMB680.3 million, RMB1,056.1 million and RMB803.3 million (US$128.9 million) from the subsidiaries of Yingli Group in 2010, 2011 and 2012, respectively. As of December 31, 2011 and 2012, we had accounts payable of RMB183.7 million and RMB196.9 million (US$31.6 million), and prepayments of RMB151.0 million and RMB175.8 million (US$28.2 million), respectively, in connection with these purchases.

In 2010, 2011 and 2012, we purchased natural gas with a total price of RMB23.3 million, RMB34.3 million and RMB45.1 million (US$7.2 million), respectively, from Baoding CNPC Kunlun Natural Gas Co., Ltd., an affiliate of Yingli Group. As of December 31, 2011 and 2012, we had accounts payable of RMB3.2 million and RMB8.0 million (US$1.3 million), respectively, to Baoding CNPC Kunlun Natural Gas Co., Ltd. in connection with these purchases.

We purchased services with a total price of RMB29.6 million, RMB62.8 million and RMB187.3 million (US$30.1 million) from the subsidiaries of Yingli Group in 2010, 2011 and 2012, respectively. The services mainly included construction services, freight services, system installation services and packaging services. As of December 31, 2011 and 2012, we had accounts payable of RMB15.5 million and RMB71.9 million (US$11.5 million), and prepayments of RMB1.5 million and RMB1.4 million (US$0.2 million), respectively, in connection with these purchases.

In 2012, we paid custom duty in RMB 32.2 million (US$5.2 million) on behalf of Shuntong Wuliu Co., Ltd., or Shuntong Wuliu, a PRC company jointly established by Yingli Beijing and a subsidiary of Yingli Group. As of December 31, 2012, the outstanding balance due from Shuntong Wuliu amounted to RMB 30.5 million (US$4.9 million).

During 2010, we made loans of RMB1.0 million to Yingli Group. There was no outstanding balance as of December 31, 2011 and 2012.

In 2011, Tianwei Yingli made a one-year entrusted loan of RMB100.0 million at an interest rate of 7.22% per annum to Baoding Harvest Trade Co., Ltd., or Baoding Harvest, a subsidiary of Yingli Group. In 2012, this entrusted loan was extended for another one year. The outstanding balance of this loan was RMB109.3 million (US$17.5 million) as of December 31, 2012.

In 2012, Hainan Yingli made a one-year entrusted loan of RMB50.0 million (US$8.0 million) at an interest rate of 5.40% per annum to Hainan Yedao Harvest Real Estate Development Co., Ltd., a subsidiary of Yingli Group. The outstanding balance of this loan was RMB50.5 million (US$8.1million) as of December 31, 2012.

In 2012, Lixian Yingli and Fine Silicon entered into a sales-lease back and financial leasing transaction with Tianjin Xinhai Financial Leasing Co., Ltd., or Xinhai Leasing, a subsidiary of Yingli Group. Under this transaction, Lixian Yingli and Fine Silicon paid a total of RMB14.5 million (US$2.3 million) to Xinhai Leasing as deposits to guarantee this transaction. These deposits will be returned when the transaction is completed.

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

Certain Other Related Party Transactions

In 2010, 2011 and 2012, we sold PV modules to Tibet Tianwei Yingli New Resources Co., Ltd., or Tibet Yingli, a subsidiary 50% owned by Tianwei Yingli, amounting to RMB14.0 million, RMB9.4 million and RMB10.5 million (US$1.7 million), respectively. As of December 31, 2010, 2011 and 2012, we had receivables amounting to RMB17.6 million, RMB3.6 million and RMB10.4 million (US$1.7 million), respectively, due from Tibetan Yingli. In 2012 Yingli China purchased PV systems in the amount of RMB97.7 million (US$15.7 million) from Tibetan Yingli. As of December 31, 2012, we had accounts payable to Tibetan Yingli of RMB31.7 million (US$5.1 million).

During 2010, 2011 and 2012, we made prepayment of RMB544.6 million, RMB62.6 million and RMB2.0million (US$0.3 million) to and purchased RMB663.0 million, RMB80.5 million and RMB0.5 million (US$0.08 million) of raw materials from CIP Solutions AG, an entity whose equity shareholder is a noncontrolling shareholder of Yingli Greece. As of December 31, 2010, 2011 and 2012, RMB 20.6 million, RMB0.2 million and RMB2.0 thousands (US$0.3 thousands), respectively, was prepaid to CIP Solutions AG.

In 2010, 2011 and 2012, we made sales of RMB162.2 million, RMB5.8 million and RMB198.8 million (US$31.9 million) to and received payments of RMB50.7 million, RMB97.8 million and RMB121.6  million (US$19.5 million) from CIP Services AG, an entity whose equity shareholder is a noncontrolling shareholder of Yingli Greece. As of December 31, 2010, 2011 and 2012, we had accounts receivable of RMB115.5 million, RMB10.7 million and RMB100.7 million (US$16.2 million), respectively, due from CIP Services AG.

In 2011 and 2012, we sold PV modules with a total price of RMB 231.6 million and RMB 114.4 million (US$18.4 million) to Hainan Tianneng Power Co., Ltd in which the Company holds a 20% of equity interest. As of December 31, 2011 and 2012, we had accounts receivable of RMB61.7 million and RMB76.2 million (US$12.2 million) due from the company.

In 2012, we purchased raw materials with a total price of RMB 10.2 million (US$1.6 million) from Baoding Zhongtai Solar Technology Co., Ltd, an entity whose equity holder is a noncontrolling shareholder of Lixian Yingli. As of December 31, 2012, we had accounts payable of RMB9.0 million (US$1.4 million) due to the company.

During 2009, we made sales of RMB 1.7 million to and received payments of RMB0.1 million from Suzhou Industry Zone Hexin New Energy Co., Ltd., the minority shareholder of Suzhou Yingli Urban Application of PV Technology Co., Ltd., one of our PRC subsidiaries established in 2009. We received the remaining balance of RMB1.6 million in 2010. In 2011, we made sales of RMB 21.6 million to Suzhou Industry Zone Hexin New Energy Co., Ltd, and the balance of account receivable in an amount of RMB 8.6 million (US$1.4 million) was outstanding as of December 31, 2012.

In 2010, we borrowed RMB3.7 million and repaid RMB1.0 million from Beijing Zhonghe Zhengshi Investment Management and Consulting Company, a noncontrolling shareholder of Yingli Beijing. As of December 31, 2011 and 2012, an amount of RMB10 thousand and RMB10 thousand (US$1.6 thousand), respectively, remained outstanding.

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

On June 21, 2010, we commenced an arbitration proceeding against International Comercial E Industrial, S.A., or INCEISA, a Spanish Solar product distributor, at the International Court of Arbitration of the International Chamber of Commerce. We commenced the arbitration seeking recovery of certain unpaid accounts receivable of approximately US$7.04 million and €14.47 million by INCEISA under the terms of a written settlement agreement. On October 11, 2011, the arbitral tribunal granted an award directing INCEISA to pay us over US$2.29 million and €15.98 million, respectively, as damages for breach of contractual obligations, as well as associated legal and arbitration cost. As of the date of this annual report, we are still in the process of registering and enforcing such award in Spain in accordance with relevant rules and regulations.

In October 2012, we received notice of an antitrust and unfair competition lawsuit filed by Solyndra, LLC (a U.S.-based solar company) against us and two other China-based solar manufacturers in the U.S. District Court of the Northern District of California. We filed our joint motion to dismiss all of Solyndra’s claims with our co-defendants (Suntech Power Holdings Co., Ltd., Suntech America, Inc., Trina Solar Ltd. and Trina Solar (U.S.) Inc.) in early March 2013. While it is premature at this stage of the litigation to evaluate the likelihood of a favorable or unfavorable outcome, we believe that Solyndra’s claims lack merits. We intend to defend vigorously against those allegations.

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

	Market Price per ADS
	High	Low
Annual Highs and Lows
2008	39.95	2.50
2009	16.92	3.32
2010	19.11	8.31
2011	13.34	2.87
2012	6.27	1.25
Quarterly Highs and Lows
First Quarter 2011	13.34	10.08
Second Quarter 2011	12.95	7.77
Third Quarter 2011	9.05	3.10
Fourth Quarter 2011	4.78	2.87
First Quarter 2012	6.27	3.39
Second Quarter 2012	4.12	2.5
Third Quarter 2012	3.04	1.48
Fourth Quarter 2012	2.52	1.25
First Quarter 2013	3.63	1.90
Monthly Highs and Lows
October 2012	1.85	1.61
November 2012	1.88	1.25
December 2012	2.52	1.67
January 2013	3.12	2.42
February 2013	3.63	2.48
March 2013	2.65	1.90
April 2013 (through April 22)	2.45	1.62

The closing price for our ADSs on the New York Stock Exchange on April 22, 2013 was US$2.01 per ADS.

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

People’s Republic of China Taxation

Under the “Enterprise Income Tax Law of the PRC,” or the EIT Law, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management bodies” are located in the PRC are considered “resident enterprises” for PRC tax purposes and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules for the EIT Law, a “de facto management body” is defined as a body that has substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties and other factors of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular which sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our management is currently located in the PRC, it is unclear whether PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. If the PRC tax authorities determine that Yingli Green Energy and some of our subsidiaries, such as Yingli International, Yingli Capital, Yingli Hong Kong, Cyber Power and Cyber Lighting, are PRC resident enterprises, we and such subsidiaries may be subject to the enterprise income tax at the rate of 25% as to our global income. In April 2009, the SAT issued Circular Guoshuihan [2009] No. 203 (“Circular 203”) stipulating that entities which qualified for HNTE status should apply with the relevant tax authorities to enjoy the reduced EIT rate of 15.0% provided under the EIT Law starting from the year when the HNTE certificate becomes effective. In addition, an entity which qualified for HNTE status can continue to enjoy its remaining tax holiday from January 1, 2008 provided that it has obtained the HNTE certificate according to the new recognition criteria set by the EIT Law and the relevant regulations.

Moreover, the implementation rules for the EIT Law provide that an income tax rate of 10% may be applicable to dividends payable to non-PRC investors who are “non-resident enterprises and an income tax rate of 20% may be applicable for non-PRC individual investors” to the extent such dividends are derived from sources within the PRC, unless any such non-PRC investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Furthermore, a circular issued by the Ministry of Finance and the State Administration of Taxation on February 22, 2008 stipulates that undistributed earnings generated prior to January 1, 2008 are exempt from enterprise income tax. We are a Cayman Islands holding company, Yingli International is a British Virgin Islands intermediate holding company and Cyber Lighting is a Hong Kong intermediate holding company. The Cayman Islands and the British Virgin Islands where such holding companies are incorporated do not have a tax treaty with China. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Tax on Income entered into in August 2006, or the Mainland and the Hong Kong Taxation Arrangement and its relevant regulations, subject to the confirmation of the in-charge local tax authority, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%, if the foreign investor is the “beneficial owner” and owns directly at least 25% of the equity interest of the foreign-invested enterprise. Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, if any, will be subject to a 10% income tax or, in the case of the dividends paid to Cyber Lighting, 5% income tax (subject to the confirmation of the local tax authority) if we are considered as “non-resident enterprises” under the EIT Law.

Under the existing implementation rules of the EIT Law, it is unclear what will constitute income derived from sources within the PRC and therefore dividends paid by us to our non-PRC resident ADS holders and ordinary shareholders may be deemed to be derived from sources within the PRC and therefore be subject to the 10% PRC income tax for non-PRC investors who are non-resident enterprises and 20% PRC income tax for non-PRC investors who are individuals. Similarly, any gain realized on the transfer of our ADSs or ordinary shares by our non-PRC resident ADS holders may also be subject to the 10% or 20% PRC income tax if such gain is regarded as income derived from sources within the PRC.

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

This summary does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction .

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

With respect to certain non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that depositary shares such as our ADSs (which are listed on the New York Stock Exchange), but not our ordinary shares, are treated as readily tradable on an established securities market in the United States for these purposes. Thus, while we believe that our ADSs currently should be considered readily tradeable for these purposes, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see “— People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, may be eligible for the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate U.S. Holders will not be eligible for the reduced rates of taxation applicable to any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

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

Sale, Exchange or Other Disposition of ADSs or Ordinary Shares

You will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see “— People’s Republic of China Taxation”), we may also be treated as a PRC tax resident for purposes of the income tax treaty between the United States and the PRC. If any PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares and if you are eligible for the benefits of the treaty, you may elect to treat such gain as PRC source gain under the treaty. If you are not eligible for the benefits of the treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.

You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We believe that we were not a PFIC for our taxable year ended on December 31, 2012, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

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

As of December 31, 2012, we held an equivalent of RMB3,995.8 million (US$641.4 million) in accounts receivable and prepayment to suppliers (excluding the non-current portion), of which an equivalent of RMB264.2 million (US$42.4 million) were denominated in U.S. dollars and RMB1,115.6 million (US$179.1 million) were denominated in Euro. As the substantial majority of our sales of our products and purchases of our raw materials are denominated in U.S. dollars and Euro, any significant fluctuations in the exchange rates between the Renminbi and the U.S. dollar and/or the Euro could have a material adverse effect on our results of operations. Moreover, we had significant monetary assets and liabilities denominated in U.S. dollars and Euro as of December 31, 2012, which consisted mainly of accounts receivable, prepayment to suppliers and accounts payable. Fluctuations in foreign exchange rates could also have a material adverse effect on the value of these monetary assets and liabilities denominated in U.S. dollars and Euro. Generally, appreciation of Renminbi against U.S. dollars and Euro will result in foreign exchange losses for monetary assets denominated in U.S. dollars and Euro and foreign exchange gains for monetary liabilities denominated in U.S. dollars and Euro. Conversely, depreciation of Renminbi against U.S. dollars and Euro will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars and Euro and foreign exchange losses for monetary liabilities denominated in U.S. dollars and Euro.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi based on the foreign exchange rate on December 31, 2012 would result in our holding Renminbi equivalents of RMB235.6 million (US$37.8 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2012. These amounts would represent net loss of RMB28.5 million (US$4.6 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2012. Conversely, we estimate that a 10% depreciation of Renminbi would result in our holding Renminbi equivalents of RMB288.0 million (US$46.2 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2012. These amounts would represent net income of RMB23.9 million (US$3.8 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2012.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi based on the foreign exchange rate on December 31, 2012 would result in our holding Renminbi equivalents of RMB991.6 million (US$159.2 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2012. These amounts would represent net loss of RMB123.9 million (US$19.9 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2012. Conversely, we estimate that a 10% depreciation of Renminbi would result in our holding Renminbi equivalents of RMB 1,212.0 million (US$194.5 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2012. These amounts would represent net income of RMB96.4 million (US$15.5 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2012.

Yingli Green Energy’s functional currency is U.S. dollars. Assets and liabilities of Yingli Green Energy are translated into our reporting currency, the Renminbi, using the exchange rate on the balance sheet date. Revenues and expenses are translated into our reporting currency, the Renminbi, at average rates prevailing during the year. The gains and losses resulting from the translation of financial statements of Yingli Green Energy are recognized as a separate component of accumulated other comprehensive income within shareholders’ equity. The functional currency of our PRC subsidiaries is the Renminbi. Tianwei Yingli translates transactions denominated in other currencies into Renminbi and recognizes any foreign currency exchange gains and losses in our statement of comprehensive income (loss).

In 2010, 2011 and 2012, net foreign currency exchange loss was RMB338.2 million, RMB190.5 million and RMB78.6 million (US$12.6 million), respectively, primarily due to depreciation of the U.S. dollar and the Euro against the Renminbi. In addition, we have entered into hedging and foreign currency forward arrangements to limit our exposure to foreign currency exchange risk. We expect that we will continue to be exposed to foreign currency exchange risk to the extent that our hedging and foreign currency forward arrangements do not cover all of our expected revenues denominated in foreign currencies. We cannot predict the effect of exchange rate fluctuations on our foreign exchange gains or losses in the future. We may continue to reduce the effect of such exposure through foreign currency forward or other similar arrangements, but because of the limited availability of such instruments in China, we cannot assure you that we will always find a hedging arrangement suitable to us, or that such derivative activities will be effective in managing our foreign exchange risk. The value of your investment in our company will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the dividends Tianwei Yingli may pay us in the future and the value of your investment in us, all of which may have a material adverse effect on the value of our ADSs.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest expenses incurred by our short-term and long-term borrowings and interest income generated by excess cash invested in demand deposits. Such interest-earning instruments carry a degree of interest rate risk. As of December 31, 2012, we had RMB7,526.0 million (US$1,208.0 million) in outstanding short-term borrowings (including the current portion of long-term debt), RMB3,911.9 million (US$627.9 million) in outstanding medium-term notes and RMB4,076.5 million (US$654.3 million) in outstanding long-term debt (excluding the current portion). We have not used any derivative financial instruments to manage our interest rate risk exposure due to the lack of such financial instruments in China. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.

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

Fees and Payments from the Depositary to Us

Our depositary, JPMorgan Chase Bank, N.A., has agreed to reimburse us for our expenses incurred in connection with our ADR and investor relations programs in the future. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement is not related to the amount of fees the depositary collects from the ADS holders. In 2012, we received from our depositary a reimbursement of US$1.1 million relating to the ADS facility.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Commission, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2012 using criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2012 based on the criteria established in “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting as of December 31, 2012 has been audited by KPMG, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2012. KPMG’s report on the effectiveness of our internal control over financial reporting is included on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2011	2012
	(In thousands of RMB)	(In thousands of RMB)	(In thousands of US$)
Audit fees(1)	7,495	7,559	1,213
Audit-related fees(2)	3,619	2,987	479

(1)         Audit fees means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)         Audit-related fees means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the procedures in connection with our quarterly financial statements. The policy of our audit committee is to pre-approve all audit and non-audit services provided by KPMG.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below is a summary of purchases by us of our ADSs during the year ended December 31, 2012:

Period	Total Number of Shares Purchased(2)	Average Price Paid Per ADS		Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)(2)	Approximate Dollar Value of ADSs that May Yet Be Purchased Under the Plans or Programs(1)
October 1, 2011 – October 31, 2011	1,921,158	US$	3.59	1,921,158	US$	93,101,380
November 1, 2011 – November 30, 2011	3,644,663	US$	3.49	5,565,821	US$	80,366,260
December 1, 2011 – December 30, 2011	1,200	US$	3.52	5,567,021	US$	80,362,031
January 1, 2012 – March 31, 2012	24,900	US$	3.45	5,591,921	US$	80,275,574
April 1, 2012 – June 31, 2012	134,787	US$	3.44	5,726,708	US$	79,808,762
Total	5,726,708	US$	3.53	5,726,708	US$	79,808,762

(1)         On September 30, 2011, we announce a share repurchase program for the repurchase of up to US$100 million worth of our ADSs from time to time over the next 12 months in the open market or in negotiated transactions.

(2)         The ADSs repurchased in 2011 and 2012, representing 5,726,708 ordinary shares, are being held as treasury shares.

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

ITEM 16H.  MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the reports of the Independent Registered Public Accounting Firm:

•            Consolidated Balance Sheets as of December 31, 2011 and 2012

•            Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2010, 2011 and 2012

•            Consolidated Statements of Changes in Equity for the years ended December 31, 2010, 2011 and 2012

•            Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2011 and 2012

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

2.8

Amendment No. 1 to Rights Agreement, dated as of June 2, 2008, between Yingli Green Energy Holding Company Limited and RBC Dexia Corporate Services Hong Kong Limited, as Rights Agent (incorporated by reference to Exhibit 4.2 from our registration statement on Form 8-A (File No. 001-33469), as amended, filed with the Commission on June 3, 2008)

2.9

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

4.5

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

4.8

Guarantee Agreement, dated December 22, 2008, between Baoding Tianwei Yingli New Energy Resources Co., Ltd. as guarantor and China Development Bank as guarantee (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F filed with the Commission on June 15, 2009)

4.9

Loan Contract, dated October 12, 2010, between Baoding Tianwei Yingli New Energy Resources Co., Ltd as borrower, and The Export-Import Bank of China as lender (incorporated by reference to Exhibit 4.19 from our annual report on form 20-F filed with the Commission on May 11, 2011)

4.10

Supply Agreement, dated November 13, 2006, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.29 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.11

Supply Agreement, dated August 10, 2006, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.30 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.12

Amendment No. 1 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.32 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.13

Amendment No. 2 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan (incorporated by reference to Exhibit 4.23 from our annual report on form 20-F filed with the Commission on June 25, 2010)

4.14

Supplemental Contract No. 4 to the Joint Venture Contract of Baoding Tianwei Yingli New Energy Resources Co., Ltd., dated September 28, 2007 (incorporated by reference to Exhibit 10.35 from our registration statement on Form F-1 (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)

4.15

Supply Agreement, dated July 4, 2007, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.36 from our registration statement on Form F-1 (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)

4.16

Supply Agreement, dated September 5, 2007, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.37 from our registration statement on Form F-1 (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)

4.17

Supplemental Agreement, dated November 6, 2008, between Tianwei Yingli, as borrower, and the lenders and the agent thereunder, relating to the Term Facility Agreement, dated August 29, 2008, by and between the parties thereto, or the Tianwei Yingli Term Facility Agreement (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-3 (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)

4.18

Supplemental Deed, dated November 6, 2008, between the Registrant, as guarantor, and the lender and the agent under the Tianwei Yingli Term Facility Agreement, relating to the Corporate Guarantee, dated August 29, 2008, by and between the parties thereto (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-3 (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)

4.19

Loan Agreement, dated January 15, 2010, between Tianwei Yingli, as borrower, and Bank of China Limited, Baoding Branch, as lender (incorporated by reference to Exhibit 4.30 from our annual report on form 20-F filed with the Commission on May 11, 2011)

4.20

Fixed Asset Loan Agreement, dated June 10, 2010, between Yingli China and Bank of Communications, Hebei Branch (incorporated by reference to Exhibit 4.32 from our annual report on form 20-F filed with the Commission on May 11, 2011)

4.21

Loan Agreement, dated March 17, 2011, between Yingli China and Bank of Communications Co., Ltd. (incorporated by reference to Exhibit 4.33 from our annual report on form 20-F filed with the Commission on April 26, 2012)

4.22*	Loan Agreement, dated June 26, 2012, between Yingli International Trading and China Development Bank

Exhibit Number	Description of Document

8.1*	Subsidiaries of the Registrant
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
Date: April 23, 2013

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND

SUBSIDIARIES

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Yingli Green Energy Holding Company Limited:

We have audited the accompanying consolidated balance sheets of Yingli Green Energy Holding Company Limited and subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yingli Green Energy Holding Company Limited and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2012, have been translated into United States dollars solely for the convenience of the reader.  We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(e) of the notes to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Yingli Green Energy Holding Company Limited’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 23, 2013, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/S/ KPMG
Hong Kong, China
April 23, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Yingli Green Energy Holding Company Limited:

We have audited Yingli Green Energy Holding Company Limited’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Yingli Green Energy Holding Company Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Yingli Green Energy Holding Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Yingli Green Energy Holding Company Limited and subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated April 23, 2013, expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG
Hong Kong, China
April 23, 2013

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

(Amounts in thousands, except per share data)

	December 31, 2011	December 31, 2012
	RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents	4,181,038	2,084,865	334,644
Restricted cash	1,432,282	966,878	155,195
Accounts receivable, net	2,130,377	3,634,151	583,321
Inventories	2,670,919	2,523,550	405,058
Prepayments to suppliers	386,939	239,912	38,509
Value-added tax recoverable	948,982	559,815	89,857
Amounts due from and prepayments to related parties	555,542	694,578	111,487
Prepaid expenses and other current assets	432,216	409,125	65,669
Total current assets	12,738,295	11,112,874	1,783,740
Long-term prepayments to suppliers	1,322,714	1,280,131	205,475
Property, plant and equipment, net	12,389,184	13,218,200	2,121,667
Land use rights	523,219	710,183	113,992
Intangible assets, net	110,386	62,812	10,082
Other assets	399,615	769,386	123,495
Total assets	27,483,413	27,153,586	4,358,451

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings, including current portion of long-term debt	8,225,076	7,526,015	1,208,009
Accounts payable	2,977,230	3,680,259	590,722
Advances from customers	894,021	813,679	130,605
Amounts due to related parties	242,575	353,558	56,750
Convertible senior notes	9,218	—	—
Senior secured convertible notes	130,127	—	—
Other current liabilities and accrued expenses	471,365	567,458	91,084
Total current liabilities	12,949,612	12,940,969	2,077,170
Medium-term notes	2,406,391	3,911,907	627,904
Long-term debt, excluding current portion	3,451,899	4,076,456	654,316
Reserve for inventory purchase commitments	771,102	851,694	136,706
Other liabilities	850,748	1,155,789	185,517
Total liabilities	20,429,752	22,936,815	3,681,613

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets — (Continued)

(Amounts in thousands, except per share data)

Shareholders’ equity:
Ordinary shares —
Par value: US$0.01
Authorized shares: 1,000,000,000
Issued shares: 158,200,387 and 162,311,728 as of
December 31, 2011 and 2012, respectively
Outstanding shares: 152,633,366 and 156,585,020 as of December 31, 2011 and 2012, respectively	12,011	12,241	1,965
Additional paid-in capital	6,476,123	6,654,082	1,068,054
Treasury stock: 5,567,021 and 5,726,708 as of December 31, 2011 and 2012, respectively, at cost	(123,838)	(127,331)	(20,438)
Accumulated other comprehensive income	138,999	237,384	38,103
Accumulated deficit	(1,342,098)	(4,406,510)	(707,294)
Total equity attributable to Yingli Green Energy	5,161,197	2,369,866	380,390
Noncontrolling interests	1,892,464	1,846,905	296,448
Total shareholders’ equity	7,053,661	4,216,771	676,838

Commitments and contingencies	—	—	—

Total liabilities and shareholders’ equity	27,483,413	27,153,586	4,358,451

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss)

(Amounts in thousands, except per share data)

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Net revenues
Sales of PV modules	12,276,854	14,397,086	10,989,767	1,763,979
Sales of PV systems	56,662	53,731	171,013	27,449
Other revenues	166,471	227,148	231,148	37,102
Total net revenues	12,499,987	14,677,965	11,391,928	1,828,530
Cost of revenues
Cost of PV modules sales	8,131,218	11,905,502	11,329,951	1,818,582
Cost of PV systems sales	49,190	43,280	155,310	24,929
Cost of other revenues	166,794	279,504	275,468	44,216
Total cost of revenues	8,347,202	12,228,286	11,760,729	1,887,727
Gross profit (loss)	4,152,785	2,449,679	(368,801)	(59,197)
Operating expenses
Selling expenses	780,244	818,022	893,332	143,390
General and administrative expenses	467,516	602,728	804,587	129,145
Research and development expenses	137,525	284,909	187,538	30,102
Provision for (recovery of) doubtful accounts receivable	(13,098)	38,988	68,561	11,005
Impairment of goodwill	—	273,382	—	—
Impairment of long-lived assets	—	2,275,024	200,497	32,182
Provision for inventory purchase commitments	—	851,694	—	—
Total operating expenses	1,372,187	5,144,747	2,154,515	345,824
Income (loss) from operations	2,780,598	(2,695,068)	(2,523,316)	(405,021)
Other income (expense)
Equity in income (losses) of affiliates, net	(628)	(9,557)	507	81
Interest expense	(438,011)	(626,737)	(897,124)	(143,998)
Interest income	15,992	28,852	46,446	7,455
Foreign currency exchange losses	(338,216)	(190,475)	(78,599)	(12,616)
Gain on bargain purchase from an acquisition	—	52,202	—	—
Other income	11,764	41,593	54,457	8,741
Earnings (loss) before income taxes	2,031,499	(3,399,190)	(3,397,629)	(545,358)
Income tax benefit (expense)	(333,466)	133,413	205,742	33,024
Net income (loss)	1,698,033	(3,265,777)	(3,191,887)	(512,334)
Less: Loss (earnings) attributable to the noncontrolling interests	(311,257)	56,866	127,475	20,461
Net income (loss) attributable to Yingli Green Energy	1,386,776	(3,208,911)	(3,064,412)	(491,873)
Basic earnings (loss) per ordinary share	9.15	(20.46)	(19.59)	(3.14)
Diluted earnings (loss) per ordinary share	8.86	(20.46)	(19.59)	(3.14)

Net income (loss) Other comprehensive (income) loss	1,698,033	(3,265,777)	(3,191,887)	(512,334)
Foreign currency exchange translation adjustment, net of nil tax	35,822	70,166	115,598	18,555
Cash flow hedging derivatives, net of nil tax	46	556	1,513	243
Comprehensive income (loss)	1,733,901	(3,195,055)	(3,074,776)	(493,536)
Less: Comprehensive loss (income) attributable to the noncontrolling interest	(300,726)	65,960	108,749	17,455
Comprehensive income (loss) attributable to Yingli Green Energy	1,433,175	(3,129,095)	(2,966,027)	(476,081)

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

 (Amounts in thousands, except share data)

				Accumulated		Total Yingli
	Ordinary share		Additional	other		Green Energy	Non-	Total
	Numbers of		paid-in	comprehensive	Retained	shareholders’	controlling	shareholders’
	shares	Amount	capital	income	earnings	equity	interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2010	148,527,450	11,363	6,130,890	12,784	480,037	6,635,074	1,550,785	8,185,859
Net income	—	—	—	—	1,386,776	1,386,776	311,257	1,698,033
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	46,321	—	46,321	(10,499)	35,822
Cash flow hedging derivatives, net of nil tax	—	—	—	78	—	78	(32)	46
Issuance of ordinary shares upon vesting of restricted shares	527,764	36	(36)	—	—	—	—	—
Issuance of ordinary shares upon exercise of stock options	139,200	9	4,040	—	—	4,049	—	4,049
Share-based compensation	—	—	63,520	—	—	63,520	11,233	74,753
Conversion of senior secured convertible notes	6,000,688	405	214,649	—	—	215,054	—	215,054
Issuance of ordinary shares upon exercise of ADM warrants	1,010,211	68	(68)	—	—	—	—	—
Capital injection from a subsidiary’s noncontrolling interests holder	—	—	—	—	—	—	60,000	60,000
Balance as of December 31, 2010	156,205,313	11,881	6,412,995	59,183	1,866,813	8,350,872	1,922,744	10,273,616

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Equity — (Continued)

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

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Equity — (Continued)

(Amounts in thousands, except share data)

	Ordinary share		Additional		Accumulated other		Total Yingli Green Energy	Non-	Total
	Numbers of shares	Amount	paid-in capital	Treasury Stock	comprehensive income	Retained earnings	shareholders’ equity	controlling interests	shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2012	158,200,387	12,011	6,476,123	(123,838)	138,999	(1,342,098)	5,161,197	1,892,464	7,053,661
Net loss	—	—	—	—	—	(3,064,412)	(3,064,412)	(127,475)	(3,191,887)
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	—	96,872	—	96,872	18,726	115,598
Cash flow hedging derivatives, net of nil tax	—	—	—	—	1,513	—	1,513	—	1,513
Issuance of ordinary shares upon vesting of restricted shares	523,316	35	(35)	—	—	—	—	—	—
Share-based compensation	—	—	28,832	—	—	—	28,832	6,671	35,503

Conversion of senior secured convertible notes	3,588,025	195	129,932	—	—	—	130,127	—	130,127

Share repurchase	—	—	—	(3,493)	—	—	(3,493)	—	(3,493)

Capital injection from two subsidiaries’ noncontrolling interests holders	—	—	19,230	—	—	—	19,230	85,770	105,000

Profit distribution by a subsidiary	—	—	—	—	—	—	—	(29,251)	(29,251)
Balance as of December 31, 2012	162,311,728	12,241	6,654,082	(127,331)	237,384	(4,406,510)	2,369,866	1,846,905	4,216,771
Balance as of December 31, 2012 — US$		1,965	1,068,054	(20,438)	38,103	(707,294)	380,390	296,448	676,838

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Cash flow from operating activities:
Net income (loss)	1,698,033	(3,265,777)	(3,191,887)	(512,334)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	529,299	909,384	1,196,240	192,010
Gain on bargain purchase from an acquisition	—	(52,202)	—	—
Loss on disposal of property, plant and equipment	15,571	24,728	66,100	10,610
Provision for (recovery of) doubtful accounts receivable	(13,098)	38,988	68,561	11,005
Loss on sale of accounts receivable	6,270	2,279	2,100	337
Write-down of inventories to net realizable value	16,467	469,872	665,416	106,807
Equity in losses (income) of affiliates, net	628	9,557	(507)	(81)
Amortization of debt discount	105,626	—	—	—
Amortization of debt issuance cost	22,887	24,311	35,647	5,722
Share-based compensation	74,753	73,858	35,503	5,699
Deferred income tax benefit	(15,071)	(315,150)	(220,151)	(35,337)
Accreted interest on convertible senior notes and senior secured convertible notes	173,656	54,658	—	—
Foreign currency exchange losses (gains), net	51,520	(9,907)	106,051	17,022
Unrealized loss (gain) of financial instruments	1,513	(3,963)	(11,132)	(1,787)
Impairment of goodwill	—	273,382	—	—
Impairment of long-lives assets	—	2,275,024	200,497	32,182
Provision for inventory purchase commitments	—	851,694	—	—
Changes in operating assets and liabilities, net of the effect of acquisition:
Restricted cash related to purchase of inventory and other operating activities	(222,501)	272,841	(61,831)	(9,925)
Accounts receivable	(145,634)	(259,458)	(1,574,435)	(252,714)
Inventories	(449,156)	(138,321)	(22,367)	(3,590)
Prepayments to suppliers	(244,462)	(923,951)	(198,126)	(31,801)
Value-added tax recoverable	(631,302)	(17,152)	389,167	62,466
Amounts due from and prepayments to related parties	(235,545)	(347,499)	(182,488)	(29,291)
Prepaid expenses and other current assets	(18,092)	(263,695)	(56,374)	(9,049)
Accounts payable	541,474	317,526	541,025	86,841
Advances from customers	970,260	(137,271)	(80,342)	(12,896)
Amounts due to related parties	64,299	158,094	110,983	17,814
Other current liabilities and accrued expenses	105,471	48,841	149,516	23,999
Other liabilities	96,885	270,138	(22,860)	(3,669)
Net cash provided by (used in) operating activities	2,499,751	340,829	(2,055,694)	(329,960)

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

(Amounts in thousands)

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$

Cash flows from investing activities
Government grants for property, plant and equipment	102,480	125,599	213,976	34,346
Purchase of property, plant and equipment	(3,077,582)	(4,838,729)	(1,952,578)	(313,410)
Restricted cash related to purchase of property, plant and equipment	(735,452)	(548,637)	(45,593)	(7,318)
Proceeds from sale of equipment under sale-leaseback agreement	—	—	99,000	15,891
Payments for land use rights	(33,900)	(174,032)	(142,596)	(22,888)
Equity investments	(10,000)	(23,707)	(150,000)	(24,077)
Cash acquired from the acquisition of a subsidiary, net of cash paid	—	54,851	—	—
Cash paid for acquisition of a subsidiary , net of cash acquired	(408)	—	—	—
Loans made to related parties	—	(100,000)	(50,000)	(8,026)
Net cash used in investing activities	(3,754,862)	(5,504,655)	(2,027,791)	(325,482)

Cash flows from financing activities
Proceeds from short-term borrowings	6,386,843	7,034,958	8,752,384	1,404,854
Proceeds from long-term debt	2,548,854	3,722,292	4,328,511	694,774
Repayment of short-term borrowings	(4,678,764)	(6,344,037)	(11,339,100)	(1,820,052)
Repayment of long-term borrowings	(112,100)	(968,990)	(1,790,214)	(287,350)
Repayment of financing lease obligation	—	—	(26,535)	(4,259)
Payment of deposit for financing lease	—	—	(14,490)	(2,326)
Proceeds from exercise of options	4,049	601	—	—
Restricted cash related to guarantee of bank borrowings	—	(1,007,522)	543,887	87,300
Contribution from noncontrolling interest holders	60,000	—	105,000	16,854
Proceeds from borrowings from Yingli Hainan’s noncontrolling interest holders	90,000	—	—	—
Repayment of borrowings from Yingli Hainan’s noncontrolling interest holders	—	(150,000)	—	—
Payment for the repurchase of the convertible senior notes	(1,327,623)	—	(7,552)	(1,212)
Dividend paid to noncontrolling interests	(10,956)	(8,571)	(29,251)	(4,695)
Proceeds from issuance of medium-term notes	995,823	1,400,000	1,500,000	240,767
Payment for issuance costs of medium-term notes	—	—	(15,300)	(2,456)
Payment for share repurchase	—	(123,838)	(3,493)	(561)
Net cash provided by financing activities	3,956,126	3,554,893	2,003,847	321,638
Effect of foreign currency exchange rate changes on cash	(92,969)	(66,161)	(16,535)	(2,654)
Net increase (decrease) in cash and cash equivalents	2,608,046	(1,675,094)	(2,096,173)	(336,458)
Cash and cash equivalents at beginning of year	3,248,086	5,856,132	4,181,038	671,102
Cash and cash equivalents at end of year	5,856,132	4,181,038	2,084,865	334,644

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

(Amounts in thousands)

Supplemental disclosure of cash flow information:

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$

Interest paid, net of capitalized interest	114,051	445,960	836,860	134,325
Income tax paid	296,824	400,970	20,862	3,349
Non-cash investing and financing transactions:
Payables for purchase of property, plant and equipment	598,378	769,956	497,886	79,916
Payables for purchase of land use right	—	—	9,338	1,499
Payable for financial lease	—	—	99,283	15,936
Conversion of senior secured convertible notes to ordinary shares	123,478	—	130,127	20,887

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

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably and to generate cash flows from operations, and the ability to pursue financing arrangements, including the renewal or rollover of its bank borrowings, to support its working capital requirements.

For the year ended December 31, 2012, the Company incurred a net loss of RMB 3,191,887 (US$512,334) and cash used in operating activities was RMB 2,055,694 (US$ 329,960). As of December 31, 2012, the Company had cash and cash equivalents of RMB 2,084,865 (US$ 334,644) and short-term bank borrowings, including current portion of long-term bank borrowings of RMB 7,526,015 (US$ 1,208,009). The liquidity of the Company is primarily depending on its ability to maintain adequate cash flows from operations, to renew its short-term bank loans and to obtain adequate external financing to support its working capital and meet its obligations and commitments when they become due.

The Company has carried out a review of its cash flow forecast for the twelve months ending December 31, 2013. Based on such forecast, management believes that adequate sources of liquidity exist to fund the Company’s working capital and capital expenditures requirements, and to meet its short term debt obligations and other liabilities and commitments as they become due. In preparing the cash flow forecast, management has considered historical cash requirements of the Company, as well as other key factors, including its ability to renew its short-term bank borrowings during 2013. If available liquidity is not sufficient to meet the Company’s operating and debt service obligations as they become due, management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s cash requirements throughout 2013.  However, there is no assurance that, if required, the Company will be able to raise additional capital or reduce discretionary spending to provide the required liquidity.

(b)                      Principles of Consolidation

The accompanying consolidated financial statements of Yingli Green Energy include the accounts of Yingli Green Energy and its subsidiaries.  For consolidated subsidiaries where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Company is presented as noncontrolling interests. All significant inter-company balances and transactions have been eliminated upon consolidation.

(c)                       Significant Concentrations and Risks

Revenue concentrations

The Company’s business depends substantially on government incentives given to its customers.  In many countries in which the Company sells its products, the market of the Company’s products would not be commercially viable on a sustainable basis without government incentives.  This is largely in part caused by the cost of generating electricity from solar power currently exceeding and that is expected to continue to exceed the costs of generating electricity from conventional energy sources. The Company generated approximately 96%, 100% and 91% of its total net revenues for the years ended December 31, 2010, 2011 and 2012, respectively, from sales to customers in countries with known government incentive programs for the use of solar products. A significant reduction in the scope or discontinuation of government incentive programs would have a materially adverse effect on the demand of the Company’s products.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

A significant portion of the Company’s net revenues are from customers located in Germany, the United States of America (“USA”) and PRC.  Revenues from customers located in Germany, USA and PRC are as follows:

	Year ended
	December 31, 2010	% of net revenue	December 31, 2011	% of net revenue	December 31, 2012		% of net revenue
	RMB		RMB		RMB	US$

Germany	7,078,239	57%	6,595,109	45%	4,765,312	764,885	42%
USA	1,216,962	10%	2,137,219	15%	1,600,695	256,929	14%
PRC	745,917	5%	3,261,886	22%	2,653,341	425,891	23%
Total	9,041,118	72%	11,994,214	82%	9,019,348	1,447,705	79%

The Company derived significant revenue from sales outside of the PRC. As a result the Company’s financial performance could be affected by events such as changes in foreign currency exchange rates, trade protection measures and changes in regional or worldwide economic or political conditions.

Management currently expects that the Company’s operating results will, for the foreseeable future, continue to depend on the sale of PV modules to a relatively small number of customers. The Company’s relationships with such key customers have been developed over a short period of time and are generally in their preliminary stages. Any factors adversely affecting the business operations of these customers could have a material adverse effect on the Company’s business and results of operations. Furthermore, these customers have sought, from time to time, to prospectively renegotiate the pricing terms of their current agreements with the Company or obtain more favorable terms upon renewal of the contracts. Any adverse revisions to the material terms of the Company’s agreements with its key customers could have a material adverse effect on its business and results of operations.

Sales to one major customer, which exceeded 10% of the Company’s net revenue in 2010, are as follows:

		Year ended December 31,
	Location	2010	% of net revenue	2011	% of net revenue	2012		% of net revenue
		RMB		RMB		RMB	US$

Customer A	Germany	1,501,037	12%	1,240,351	8%	768,526	123,357	7%

Accounts receivable from the above customer is as follows:

		December 31,
	Location	2011	2012
		RMB	RMB	US$

Customer A	Germany	24,254	29,777	4,780

In 2010, 2011 and 2012, sales to the top five customers accounted for approximately 30.8%, 27.7% and 26.0%, respectively, of the Company’s net revenues.

As of December 31, 2011 and 2012, the top five outstanding accounts receivable balance (net of provisions) accounted for approximately 33.8% and 24.2%, respectively, of the Company’s total outstanding accounts receivable.

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

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

In order to secure a stable supply of polysilicon and other raw materials, the Company makes prepayments to certain suppliers.  Such amounts are recorded as prepayments to suppliers, prepayments to related party suppliers (included in amounts due from and prepayments to related parties), and long-term prepayments to suppliers in the Company’s consolidated balance sheets and amounted to RMB 1,866,879 and RMB 1,703,312 (US$273,400) as of December 31, 2011 and 2012, respectively.  The Company makes the prepayments without receiving collateral for such payments.  As a result, the Company’s claims for such prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of the suppliers. As of December 31, 2011 and 2012, advances made to individual suppliers in excess of 10% of total prepayments to suppliers are as follows:

		December 31,
	Location	2011	2012
		RMB	RMB	US$
Supplier A	Singapore	217,381	184,523	29,618
Supplier B	South Korea	332,962	230,108	36,935
Supplier C	Germany	875,645	958,284	153,815
Total		1,425,988	1,372,915	220,368

The Company obtains some equipment used in its manufacturing process from a small number of selected equipment suppliers. In addition, some equipment has been customized based on the Company’s specifications, is not readily available from multiple vendors and would be difficult to repair or replace. If any of these suppliers were to experience financial difficulties or go out of business, the Company may have difficulties in repairing or replacing its equipment in the event of any damage to the manufacturing equipment or a breakdown of the production process. The Company’s ability to deliver products timely would suffer, which in turn could result in order cancellations and loss of revenue.  A supplier’s failure to deliver the equipment in a timely manner with adequate quality and on terms acceptable to the Company could delay its capacity expansion of manufacturing facilities and otherwise disrupt its production schedule or increase its costs of production.  The Company made deposits of RMB 473,974 and RMB 229,181 (US$36,786) as of December 31, 2011 and 2012, respectively, for the purchase of equipment without receiving collateral for such payments.  As a result, the Company’s claims for such payments would rank only as an unsecured claim, which exposes the Company to the credit risks of the equipment suppliers.

Concentrations of cash balances held at financial institutions

Cash balances include:

	December 31, 2011		December 31, 2012
	Original currency	RMB equivalents	Original currency	RMB equivalents
Cash held by financial institutions located in:
PRC:
Denominated in RMB	2,391,014	2,391,014	1,006,387	1,006,387
Denominated in U.S. dollar (US$)	197,529	1,244,612	98,542	619,383
Denominated in European monetary unit (EURO)	15,693	128,091	9,479	78,841
Denominated in Japanese Yen (JPY)	—	—	833	61
Denominated in Great Britain Pound (GBP)	—	—	1,811	18,403
Hong Kong Special Administrative Region (the “HK SAR”):
Denominated in RMB	—	—	10	10
Denominated in US$	22,037	138,851	30,806	193,630
Denominated in EURO	1,583	12,919	5,171	43,010
Japan
Denominated in US$	—	—	404	2,555
Denominated in JPY	—	—	48,925	3,574
Singapore:
Denominated in US$	282	1,776	490	3,077
Denominated in Singapore dollar (SGD)	111	539	15	76
Europe:
Denominated in US$	127	799	890	5,610
Denominated in EURO	20,546	167,703	11,811	98,239
Demoninated in Swiss Franc(CHF)	—	—	176	1,200
US:
Denominated in US$	14,477	91,218	1,380	8,676
Total cash held by financial institutions		4,177,522		2,082,732

Restricted cash held by financial institutions located in:
PRC:
Denominated in RMB	1,372,682	1,372,682	912,446	912,446
Denominated in US$	6,488	40,883	6,845	43,023
Denominated in EURO	2,293	18,717	1,358	11,292
Denominated in CHF	—	—	13	85
Europe:
Denominated in CHF	—	—	5	32
Total restricted cash		1,432,282		966,878

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

The bank deposits with financial institutions in the PRC are uninsured by any government authority. To limit exposure to credit risk relating to bank deposits, the Company primarily places bank deposits with large financial institutions in the PRC with acceptable credit rating. As of December 31, 2011 and 2012, there were cash balances at three and two PRC individual financial institutions, respectively, that each held cash balances in excess of 10% of the Company’s total cash balances. These bank deposits collectively accounted for approximately 56.8% and 42.4% of the Company’s total cash balances as of December 31, 2011 and 2012, respectively.

Management believes that these financial institutions are of high credit quality.

(d)                      Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities as well as with respect to the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  Significant items subject to such estimates and assumptions include the fair values of assets acquired and liabilities assumed in business acquisitions, the useful lives of property, plant and equipment and intangibles with definite lives, recoverability of the carrying values of property, plant and equipment, goodwill and intangible assets, the fair value of share-based payments, the collectiblity of accounts receivable, the realizability of inventories, prepayments and deferred income tax assets, the fair values of financial and equity instruments, the accruals for warranty obligations and loss contingency, and provision for inventory purchase commitments.  The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(e)                       Foreign Currency

The Company’s reporting currency is the Renminbi (“RMB”).  Assets and liabilities of foreign companies whose functional currency is not RMB are translated into RMB using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. Gains and losses resulting from translation of financial statements of foreign companies are recorded as a separate component of accumulated other comprehensive income within shareholders’ equity.

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet date.  The resulting exchange differences are recorded in “foreign currency exchange gains (losses)” in the consolidated statements of comprehensive income.  Transaction gains and losses resulting from intercompany foreign currency transactions that are of a long-term investment nature are treated in the same manner as translation adjustments and therefore excluded from the determination of net income (loss).

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the People’s Bank of China (“PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

For the convenience of readers, certain 2012 RMB amounts have been translated into U.S. dollar amounts at the rate of RMB 6.2301 to S$1.00, the noon buying rate in the City of New York for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of December 31, 2012. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2012, or at any other date.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

(f)                         Cash, Cash equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand, cash in bank accounts, and interest bearing savings accounts with an initial term of three months or less.

Restricted cash of RMB 1,432,282 and RMB 966,878 (US$155,195) as of December 31, 2011 and 2012, respectively, represents bank deposits for securing letters of credit and letters of guarantee granted to the Company, primarily for the purchase of inventory and equipment and the guarantee of the offshore bank borrowings. Such letters of credit and letters of guarantee expire within one year. The cash flows from bank deposits as the guarantee of the offshore bank borrowings are reported within cash flows for financing activities in the consolidated statements of cash flows.  The cash flows from the bank deposits relating to purchases of inventory and equipment are reported within cash flows from operating activities and investing activities in the consolidated statements of cash flows, respectively.

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

Sale of Accounts Receivable

In 2011 and 2012, the Company entered into agreements to sell without recourse certain accounts receivable to several PRC banks. The buyer is responsible for servicing the receivables. The accounts receivables were determined to be legally isolated from the Company and its creditors, even in the event of bankruptcy or other receivership and the Company has surrendered control over the transferred receivables. As a result, the accounts receivables were considered sold and were therefore derecognized. The Company received proceeds from the sale of accounts receivable of RMB 343,865 and RMB 223,273 (US$35,838) for the years ended December 31, 2011 and 2012, respectively, and has included the proceeds in net cash provided by operating activities in the consolidated statements of cash flows. The Company recorded a loss on the sale of accounts receivable of RMB 2,279 and RMB 2,100 (US$377) for the years ended December 31, 2011 and 2012, respectively, which is included in general and administrative expense.

(h)                      Inventories

Inventories are stated at the lower of cost or market. Cost is determined by using the weighted-average cost method. Cost of work-in-progress and finished goods are comprised of direct materials, direct labour, and an allocation of related manufacturing overhead based on normal operating capacity.

(i)                         Prepayments to Suppliers

Advance payments for the future delivery of raw materials are made based on written purchase orders detailing product, quantity, pricing and are classified as “prepayments to suppliers” in the consolidated balance sheets. The Company’s supply contracts grant the Company the right to inspect products prior to acceptance. The balance of the “prepayments to suppliers” is reduced and reclassified to ‘‘inventories’’ when inventory is received and passes quality inspection. Such reclassifications of RMB 424,044, RMB 476,113 and RMB 495,679 (US$79,562) for the years ended December 31, 2010, 2011 and 2012, respectively, are not reflected as cash outflows from operating activities.  As of December 31, 2011 and 2012, prepayments to suppliers of RMB 1,322,714 and RMB 1,280,131 (US$205,475), respectively, representing the portion expected to be utilized after twelve months have been classified as “long-term prepayments to suppliers” in the consolidated balance sheets and relate to prepayments to suppliers for long-term supply agreements with deliveries scheduled to commence beyond the next twelve months at each respective balance sheet date.

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

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized.  The estimated useful lives of property, plant and equipment are as follows:

Buildings	30 years
Machinery and equipment	4 -25 years
Furniture and fixtures	3 -5 years
Motor vehicles	8 -10 years

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

Impairment of Long Lived Assets

Long-lived assets, such as property, plant, and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. In 2011 and 2012, the Company recognized an impairment loss of RMB 2,275,024 and RMB 200,497 (US$32,182) for property, plant and equipment, respectively. See note (5) to the consolidated financial statements.

Goodwill and intangible assets that are not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. For intangible assets that are not subject to amortization, an impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. For goodwill, the impairment test is a two step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

The Company performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. At December 31, 2011, the Company recognized a full impairment loss of RMB 273,382 on the goodwill. See note (23) to the consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

Government grant

Government grants are recognized in the balance sheet initially when there is reasonable assurance that they will be received and that the Company will comply with the conditions attaching to them.

For the year ended December 31, 2011, the Company received government grants of RMB 125,599 related to the construction of the solar power plants and the procurement of machineries, which were recognized as long-term other liabilities.

For the year ended December 31, 2012, the Company received government grants of RMB 213,976 (US$ 34,346) related to the construction of the solar power plants and the procurement of machineries, which were recognized as long-term other liabilities.

These grants are amortized as the related assets are depreciated or amortized. The grants amortized amounted to nil, RMB 9,484 and RMB 13,130 (US$2,108) for the year ended December 31, 2010, 2011 and 2012, respectively.

(k)                      Land Use Rights

Land use rights represent the cost of rights to use land in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of the rights of 45 - 50 years.

(l)                         Equity Investments

Investments in entities where the Company does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Company’s share of the investee’s results of operations is included in other income (expense) in the Company’s consolidated statements of comprehensive income. Equity investments are accounted for under the cost method when the Company does not have the ability to exercise significant influence over the operating and financial policies of the investees. Under the cost method of accounting, the Company records an investment in the equity of an investee as cost, and recognizes as income dividends received that are distributed from net accumulated earnings of the investee since the date of acquisition.

The Company recognizes a loss when there is a loss in value of an equity investment which is other than a temporary decline. The process of assessing and determining whether an impairment on a particular equity investment is other than temporary requires a significant amount of judgment. To determine whether an impairment is other-than-temporary, management considers whether the Company has the ability and intent to hold the investment until recovery and whether evidence indicating the carrying value of the investment is recoverable outweighs evidence to the contrary.  Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the decline in value, any change in value subsequent to year end, and forecasted performance of the investee. In 2011, the Company recognized an impairment loss of RMB 8,720 on its equity investment. See note (8) to the consolidated financial statements.

(m)                   Statutory Reserves

In accordance with the relevant laws and regulations of the PRC, PRC enterprises are required to transfer 10% of their after tax profit, as determined in accordance with PRC accounting standard and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the enterprise. The transfer to this general reserve fund must be made before distribution of dividends can be made.  As of December 31, 2011 and 2012, the PRC subsidiaries of the Company had appropriated RMB 405,512 and RMB 461,623 (US$74,096), respectively, to the general reserve fund, which is restricted from being distributed to the Company, and if applicable, to the noncontrolling interests.

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

The Company enters into derivative contracts that it intends to designate as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships, the Company formally documents the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

description of the method used to measure ineffectiveness. The Company also formally assesses, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

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

(o)                      Share-based Payment

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period.  The Company estimates grant date fair value using the Black Scholes-Merton option pricing model. The Company applies the fair value method for equity instrument issued to non-employee under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 505-50, Equity-based Payments to Non-employees (“ASC Topic 505-50”).

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

Shipping and handling fees billed to customers are recorded as revenues, and the related shipping or delivery costs of RMB244,240, RMB 290,746 and RMB 320,727 (US$ 51,480) are recorded as selling expenses for the years ended December 31, 2010, 2011 and 2012, respectively.

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

(r)                        Employee Benefits Plans

Pursuant to the relevant PRC regulations, the Company is required to make contributions for each PRC employee at a rate of 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement program organized by the local Social Security Bureau. In addition, the Company is also required to make contributions for each PRC employee at rates of 7.5%-10%, 1%-2%, 10%-12% and 1.2%-1.6% of standard salary base for medical insurance benefits, unemployment, housing fund and other statutory benefits, respectively.  Total amount of contributions for the years ended December 31, 2010, 2011 and 2012 was RMB 76,161, RMB 177,714 and 244,108 (US$39,182), respectively.

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

Actual warranty costs are charged against the accrued warranty liability. Warranty expense is recorded as selling expense.

Changes in the carrying amount of accrued warranty liability are as follows:

	Year Ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Beginning balance	189,233	303,641	457,733	73,471
Warranty expense for the current year	125,155	154,092	109,915	17,643
Warranty costs incurred or claimed	(10,747)	—	(12,291)	(1,973)
Total accrued warranty cost	303,641	457,733	555,357	89,141
Less: accrued warranty cost, current portion	22,469	32,383	35,819	5,749
Accrued warranty cost, excluding current portion	281,172	425,350	519,538	83,392

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

(t)                         Firm Purchase Commitment

The Company entered into several long-term fixed price contracts to purchase polysilicon to ensure an adequate supply of polysilicon to operate its plants.  These contracts represent firm purchase commitments which are evaluated for potential market value losses. The Company estimated a loss on these firm purchase commitments based on the lower of cost or market with reference to the estimated future sales price of PV modules and recognized a provision for inventory purchase commitments of RMB 851,694 in 2011. See note (17) to the consolidated financial statements.

(u)                      Income Taxes

Income taxes are accounted for under the asset and liability method.  Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards.  Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive income in the period the change in tax rates or tax laws is enacted.  A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

The Company recognizes in the consolidated financial statements the impact of an unrecognized tax benefit, if the position is not more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax benefits are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.  The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as interest expense and general and administrative expenses, respectively, in the consolidated statements of comprehensive income.

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

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

See note (7) to the consolidated financial statements.

(z)                        Recently Issued Accounting Standards

In June 2011, the FASB issued Accounting Standards Update (“ASU”) 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which amended accounting guidance related to presentation of comprehensive income. The standards update is intended to help financial statement users better understand the causes of an entity’s change in financial position and results of operation. The amendment eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendment requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also requires that reclassification adjustments for items that are reclassified from other comprehensive income to net income be presented on the face of the financial statement where the components of net income and other comprehensive income are presented. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”), which defers only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. ASU 2011-05 and ASU 2011-12 are effective for reporting periods beginning after December 15, 2011. The Company adopted the new guidance on January 1, 2012.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source (e.g., the release due to cash flow hedges from interest rate contracts) and the income statement line items affected by the reclassification (e.g., interest income or interest expense). If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), companies would instead cross reference to the related footnote for additional information (e.g., the pension footnote). ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. The Company will adopt the provisions of the new guidance on January 1, 2013. The adoption will not have a material impact on its consolidated financial statements or related disclosures.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

(3)                     Accounts Receivable

Accounts receivable is summarized as follows:

	December 31,
	2011	2012
	RMB	RMB	US$

Accounts receivable	2,473,683	3,921,502	629,444
Less: Allowance for doubtful accounts	(343,306)	(287,351)	(46,123)
Total accounts receivable, net	2,130,377	3,634,151	583,321

The following table presents the movement of the allowance for doubtful accounts:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$

Beginning balance	(323,025)	(309,482)	(343,306)	(55,104)
Additions	(788)	(45,612)	(73,962)	(11,872)
Reversal of allowance for doubtful accounts	13,886	6,624	5,401	867
Write-off of accounts receivable	445	5,164	124,516	19,986
Ending balance	(309,482)	(343,306)	(287,351)	(46,123)

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally four months from the date of billing. For certain customers the Company requires an advance payment before the sale is made.  Such advance payments are reported as “advances from customers” in the Company’s consolidated balance sheets and amounted to RMB 894,021 and RMB 813,679 (US$130,605) as of December 31, 2011 and 2012, respectively.  The Company also requires certain customers to secure payment by a letter of credit issued by the customers’ banks.  Letters of credit have terms less than 90 days. Until the letter of credit is drawn and the amount is paid, the amount due from the customer is recorded as accounts receivable. As of December 31, 2011 and 2012, 44% and 31%, respectively, of accounts receivable were denominated in currencies other than the RMB.

As of December 31, 2011 and 2012, the Company has pledged accounts receivable with a total carrying amount of RMB 12,978 and nil, respectively, to secure short-term bank borrowings.

(4)                       Inventories

Inventories by major category consist of the following:

	December 31,
	2011	2012
	RMB	RMB	US$
Raw materials	628,818	727,300	116,740
Work-in-progress	346,126	288,456	46,300
Finished goods	1,695,975	1,507,794	242,018
Total inventories	2,670,919	2,523,550	405,058

Inventory write-downs amounted to RMB 16,467, RMB 469,872 and RMB 665,416 (US$106,807) for the years ended December 31, 2010, 2011 and 2012, respectively, and recorded as cost of revenues in the consolidated statements of comprehensive income.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

(5)                      Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
	2011	2012
	RMB	RMB	US$

Buildings	2,247,643	2,923,470	469,249
Machinery and equipment	11,589,915	13,875,105	2,227,108
Furniture and fixtures	84,562	114,284	18,344
Motor vehicles	89,563	114,373	18,358
Construction in progress	2,488,762	1,530,642	245,685
Total property, plant and equipment	16,500,445	18,557,874	2,978,744
Less: Accumulated depreciation	(1,836,237)	(2,864,153)	(459,728)
Less: Impairment	(2,275,024)	(2,475,521)	(397,349)
Total property, plant and equipment, net	12,389,184	13,218,200	2,121,667

For the years ended December 31, 2011 and 2012, given the continuing decline in the spot market price of polysilicon, the Company recorded an impairment loss of RMB 2,275,024 and RMB 200,497 (US$32,182) for property, plant, and equipment with respect to the production of polysilicon based on the present value of expected future cash flows discounted at the weighted average cost of capital, respectively.

Depreciation expense on property, plant and equipment was allocated to the following expense items:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$

Cost of revenues	432,989	754,977	1,051,098	168,713
Selling expenses	1,817	993	1,396	224
General and administrative expenses	24,223	36,473	55,343	8,883
Research and development expenses	12,130	34,355	30,016	4,818
Total depreciation expense	471,159	826,798	1,137,853	182,638

The Company capitalized interest costs as a component of the cost of construction in progress as follows:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$

Interest cost capitalized	272,369	202,138	130,967	21,022
Interest cost charged to income	438,011	626,737	897,124	143,998
Total interest cost incurred	710,380	828,875	1,028,091	165,020

As of December 31, 2011 and 2012, the Company has pledged property, plant and equipment with a total carrying amount of RMB 3,598,348 and RMB 6,262,340 (US$ 1,005,175), respectively, to secure bank borrowings.

(6)                     Derivative Instruments and Hedging Activities

The Company uses foreign currency forward contracts to manage its exposure to foreign currency risks arising from sales denominated in foreign currency and uses interest rate related derivative instruments to manage its exposure related to changes in interest rates on its variable-rate debt instruments. The Company does not speculate using derivative instruments.

Foreign Currency

The Company’s principal operating subsidiaries, Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”) and Yingli Energy (China) Co., Ltd. (“Yingli China”) are located in the PRC with the Renminbi being its functional currency. However, the majority of these two entity’s sales are in currencies other than Renminbi, primarily the

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

EURO and US$. Any depreciation of the EURO or US$ against the Renminbi will generally result in foreign exchange losses and adversely affect the Company’s results of operations. With an aim to reduce its risk exposure, the Company, on a selected basis, enters into forward contracts with financial institutions to forward sell EURO or USS$ when it entered into certain sales contracts denominated in EURO or US$ through its PRC operating subsidiaries. Some of these foreign currency forward contracts are qualified as foreign currency cash flow hedges at inception, and thus the change in the fair value of these hedge contracts were initially recognized in accumulated other comprehensive income and reclassified into the consolidated statements of comprehensive income in the period that the sale of the related hedged item is recognized or when hedge accounting is discontinued if the foreign currency forward contracts are no longer effective in offsetting cash flows attributable to the hedged risk. During the year ended December 31, 2011, the Company entered into foreign currency forward contracts with a notional amount of EURO 76,680 and US$ 48,000 against its EURO and US$ denominated sales, respectively. During the year ended December 31, 2012, the Company entered into foreign currency forward contracts with a notional amount of EURO 39,000 and US$ 21,000 against its EURO and US$ denominated sales, respectively. As of December 31, 2011 and 2012, the Company had outstanding foreign currency forward contracts with notional amounts of US$ 48,000 and US$ 18,000, respectively.

Interest

The Company’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its business operation and expansion, the Company’s PRC operating subsidiaries will obtain short-term and long-term bank borrowings. Some of bank borrowings carry variable interest rates. Interest expenses on these banking borrowings may increase as a result of change in market interest rates. With an aim to reduce its interest rate exposure, the Company entered into one long-term interest rate swap contract, with notional amount of US$70,000, in 2009. As of December 31, 2011 and 2012, the Company had outstanding interest rate swap contracts with notional amounts of US$ 45,000 and US$ 36,000, respectively.

Balance Sheet Classification

The following summarizes the fair values and location in the consolidated balance sheet of all derivatives held by the Company as of December 31, 2011 and 2012:

		Fair Value
	Balance Sheet Classification	2011	2012
		RMB	RMB	US$
Assets:
Foreign currency contract	Prepaid expenses and other current assets	490	3,323	533
Total derivatives designated as hedges		490	3,323	533

Liability:
Interests rate swap	Other liabilities	23,370	13,557	2,176
Total derivatives not designated as hedges		23,370	13,557	2,176

Cash Flow Hedge Loss or Gain Recognition

The following summarizes the loss (gain), recognized in the consolidated statement of comprehensive income, of derivatives designated and qualifying as cash flow hedges for the years ended December 31, 2010, 2011 and 2012:

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

Derivatives in Cash Flow Hedging Relationships	Amount of Loss (Gain) Recognized in Other Comprehensive Income		Location of Loss (Gain) Reclassified from Other Comprehensive Income into Income/Loss	Amount of Loss (Gain) Reclassified from Other Comprehensive Income into Income/Loss
	RMB	US$		RMB	US$
2010
Foreign currency contracts	54,679		Foreign currency exchange losses	54,601
2011
Foreign currency contracts	(18,441)		Foreign currency exchange losses	(17,872)
2012
Foreign currency contracts	(14,839)	(2,382)	Foreign currency exchange losses	(13,326)	(2,139)

Other Derivatives Gains (Losses) Recognition

The following summarizes the losses and the location in the consolidated statements of comprehensive income of derivatives not designated as hedging instruments for the years ended December 31, 2010, 2011 and 2012:

	Location of Loss Recognized in Income on Derivative	Amount of Loss Recognized in Income on Derivative
		2010	2011	2012
		RMB	RMB	RMB	US$
Derivatives Not Designated as Hedging Instruments
Interest rate swap	Interest expense	(22,945)	(8,481)	(1,958)	(311)
Total		(22,945)	(8,481)	(1,958)	(311)

(7)                     Fair Value Measurements

(a)                      Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2011 and 2012:

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

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

		Fair value measurements at
		December 31, 2012
		Quoted prices
		in active	Significant
		markets for	other	Significant
		identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2012	(Level 1)	(Level 2)	(Level 3)
Assets:
Foreign currency forward contract	3,323	—	3,323	—
Total	3,323	—	3,323	—

Liabilities:
Interests rate swap contract	13,557	—	—	13,557
Total	13,557	—	—	13,557

The following table presents the Company’s activity for liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in ASC Topic 820 for the year ended December 31, 2010, 2011 and 2012:

Liabilities
Interest rate swap
Balance at December 31, 2009	22,986
Total realized and unrealized losses:
Included in earnings	22,945
Included in other comprehensive income	—
Settlement	(15,268)
Balance at December 31, 2010	30,663
Total losses for 2010:
included in earnings attributable to the change in unrealized losses relating to liabilities held at December 31, 2010	7,677

Liabilities
Interest rate swap
Balance at December 31, 2010	30,663
Total realized and unrealized losses:
Included in earnings	8,481
Included in other comprehensive income	—
Settlement	(15,774)
Balance at December 31, 2011	23,370
Total gain for 2011:
included in earnings attributable to the change in unrealized gain relating to liabilities held at December 31, 2011	(7,293)

Liabilities
Interest rate swap
Balance at December 31, 2011	23,370
Total realized and unrealized losses:
Included in earnings	1,958
Included in other comprehensive income	—
Settlement	(11,771)
Balance at December 31, 2012	13,557
Total gain for 2012:
included in earnings attributable to the change in unrealized gain relating to liabilities held at December 31, 2012	(9,813)

The following table presents fair value measurements of assets and liabilities that are measured at fair value on a nonrecurring basis at December 31, 2011 and 2012, respectively:

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

		Quoted
		prices in
		active	Significant
		markets for	other	Significant
	December	identical	observable	unobservable
	31,	assets	inputs	inputs
Description	2011	(Level 1)	(Level 2)	(Level 3)	Total losses
Property, plant and equipment, net	12,389,184	—	—	12,389,184	2,275,024
Goodwill	—	—	—	Nil(*)	273,382

* As further described in note (23), the Company recorded a full impairment of its goodwill based on its estimated implied fair value of nil as of December 31, 2011. The estimated implied fair value was determined based on certain Level 3 unobservable inputs.

		Quoted
		prices in
		active	Significant
		markets for	other	Significant
		identical	observable	unobservable
	December 31,	assets	inputs	inputs
Description	2012	(Level 1)	(Level 2)	(Level 3)	Total losses
Property, plant and equipment, net	13,218,200	—		13,218,200	200,497

(b)                      Fair Value of Financial Instruments

Management used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet dates:

•                Short-term financial instruments (cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, accounts payable, short-term borrowing, and amounts due to related parties) - cost approximates fair value because of the short maturity period.

•                Long-term debt and long-term payable (included in other liabilities) - fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms. The carrying value of the long-term debt and long-term payable approximate their fair values as the long-term debts and long-term payable carry variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

•                Convertible senior notes - as of December 31, 2011, the fair value of the convertible senior notes, determined based on quoted market value of the notes, was approximately RMB 9,317.

•                Senior secured convertible notes — It is not practicable to estimate the fair value of the Company’s senior secured convertible notes as of December 31, 2011 without incurring excessive costs because of the lack of an unobservable market data and complexity of the conversion rate adjustment feature. All of senior secured convertible notes were converted into the Company’s ordinary shares during 2012.  Additional information pertinent to these notes is provided in note (12).

•                Medium-term notes — fair value is based on the amount of future cash flows associated with the debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms. As of December 31, 2012, the carrying value of the medium-term notes approximate its fair value as the current incremental borrowing rate for similar types of borrowing arrangements did not differ significantly from the borrowing rate carried by the medium-term notes.

•                Foreign currency forward contract — as of December 31, 2011 and 2012, the fair value is determined by discounting estimated future cash flow, which is based on the changes in the forward rate.

•                Interests swap contract — as of December 31, 2011 and 2012 the fair value is determined by using pricing models developed based on the London Interbank Offered Rate (“LIBOR”) swap rate and other unobservable market data.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

(8)                      Equity Investments

Equity investments are RMB 25,127 and RMB 173,241 (US$ 27,807) as of December 31, 2011 and 2012, respectively, which are included in other assets in the consolidated balance sheets.

The Company’s 50% equity investment in Tibet Tianwei Yingli New Energy Resources Co., Ltd. (“Tibetan Yingli”) is accounted for under equity method. Given the continuing losses sustained by Tibetan Yingli, the Company recorded a full impairment provision of RMB 8,720 for this equity investment during the year ended December 31, 2011.  In 2012, Tibetan Yingli continued to incur losses and the carrying value of the Company’s investment in Tibetan Yingli remained as nil as of December 31, 2012.

In February 2009, Yingli China and two other entities, unrelated to the Company, established Beijing Badaling Green Photovoltaic Power Generation Co., Ltd.. Yingil China contributed RMB 600 to acquire a 10% equity interest.  The investment is accounted for under cost method.

In September 2009, Yingli China and two other entities, unrelated to the Company, established Hainan Solar Power Company Limited. Yingli China contributed RMB 6,000 to acquire a 20% equity interest.  In 2011, Yingli China further injected cash of RMB 20,362 while the other investors made proportional cash injection to remain the same ownership interest for each investor. The investment is accounted for under equity method.

In February 2010, Yingli China and two other entities, unrelated to the Company, established Beijing Jingyi Renewable Energy Engineering Co., Ltd.. Yingli China contributed RMB 10,000 to acquire a 10% equity interest. In July 2011, Yingli China injected cash of RMB 1,875 while the other investors made proportional cash injection to remain the same ownership interest for each investor. The investment is accounted for under cost method.

In September 2011, Yingli Beijing and a subsidiary of Yingli Group, established Beijing Shuntong Wuliu Co., Ltd (“Shuntong Wuliu”). Yingli Beijing contributed RMB 1,470 to acquire 49% equity interest. The investment is accounted for under equity method.

In November 2012, Yingli China and Hainan Yingli New Energy Resources Co., Ltd. (“Yingli Hainan”), along with 20 other entities unrelated to the Company, participated in the establishment of China Development Zhengxin Investment Company.  The Investment Company’s period of operation is 10 years and its principal activities are to make equity investments to key industries encouraged by the State.  The Company contributed RMB 150,000 (US$ 24,077) to acquire a 4.76% equity interest. The investment is accounted for under cost method.  The Investment Company’s administrator is SDIC Investment and Development Fund Management Beijing Co., Ltd.  Subject to the administrator’s approval and other shareholders’ preemptive rights, the Company can transfer its investment to third parties.

(9)                     Borrowings

(a)                      Current

Short-term borrowings and current installments of long-term debt consist of the following:

	Year ended December 31,
	2011	2012
	RMB	RMB	US$

Guaranteed by bank deposits	900,890	391,448	62,832
Guaranteed by related parties	3,197,817	3,448,503	553,523
Guaranteed by property, plant and equipment	475,245	773,248	124,115
Guaranteed by accounts receivable	12,978	—	—
Unsecured loans	1,911,687	1,397,292	224,281
Current portion of long-term debt (note b)	1,726,459	1,515,524	243,258
Total short-term borrowings and current portion of long-term debt	8,225,076	7,526,015	1,208,009

Short-term borrowings outstanding (including the current portion of long-term debt) as of December 31, 2011 and 2012 bore a weighted average interest rate of 6.23% and 5.93% per annum, respectively. All short-term borrowings mature and

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

expire at various times within one year.  These facilities contain no specific renewal terms.  The Company has traditionally negotiated renewal of certain facilities shortly before they mature.

b)                          Non-current

	Year ended December 31,
	2011	2012
	RMB	RMB	US$
Long-term bank debt:
Secured loans from China Development Bank	283,541	3,390,651	544,237
Unsecured loans	1,300,000	300,000	48,152
Guaranteed by related parties	1,312,225	549,710	88,235
Secured by multiple assets	2,183,167	1,271,849	204,146
Borrowings from other third parties:
Guaranteed by property, plant and equipment	99,425	79,770	12,804
	5,178,358	5,591,980	897,574
Less: current portion	(1,726,459)	(1,515,524)	(243,258)
Total long-term borrowings	3,451,899	4,076,456	654,316

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

In December 2008, Yingli China entered into an eight-year US$70,000 loan agreement at an interest rate of 6-month LIBOR plus 6% per annum with China Development Bank. The loan is guaranteed by Tianwei Yingli and Mr. Liansheng Miao, the Company’s chairman and CEO, and secured by Yingli China’s property, plant and equipment.  The loan is repayable in annual installment of US$8,000 for the first two years and US$9,000 for the remaining six years, respectively, commencing in December 2009.

In May 2010, Tianwei Yingli entered into a three-year US$20,000 loan agreement at an interest rate of 12-month LIBOR plus 1.7% per annum with Luso International Banking Ltd.  The loan is secured by Yingli Green Energy and repayable upon maturity.

In May 2010, Yingli Hainan entered into a five-year RMB 180,000 loan agreement at an interest rate of 5.76% per annum with Industrial and Commercial Bank of China Limited. The loan is guaranteed by Yingli Green Energy and repayable in semi-annual installment of RMB 20,000 starting from August 2011.

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

In July 2010, Yingli China entered into a five-year RMB 500,000 loan agreement at an interest rate of the five-year Renminbi benchmark loan rates per annum with Bank of Communications Co., Ltd. The loan is guaranteed by Yingli Group and Yingli Green Energy and secured by Yingli China’s property, plant and equipment.  The loan is repayable in annual installment of RMB 70,000, RMB 140,000, RMB 170,000 and RMB 120,000 in 2011, 2012, 2013 and 2014, respectively.

In August 2010, Tianwei Yingli entered into a two-year RMB 1,000,000 loan agreement at an interest rate applicable to the Export Seller’s Credit which is renewed quarterly with the Export-Import Bank of China. The loan was fully repaid in 2012.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

In February 2011, Yingli Hainan entered into a five-year RMB 400,000 loan agreement with China Merchants Bank at an interest rate of the five-year Renminbi benchmark loan rate per annum. As of December 31, 2012, the Company withdrew RMB 368,000 under this agreement. The loan is guaranteed by Yingli Hainan’s property, plant and equipment.

In March 2011, Yingli China entered into a 45-month RMB 1,000,000 loan agreement with Bank of Communications Co., Ltd. at an interest rate of three- to five- year Renminbi benchmark loan rate plus an additional surcharge of 10% of the interest rate per annum. As of December 31, 2012, the Company withdrew RMB 367,480 under this agreement. The loan is guaranteed by property, plant and equipment.

In May 2011, Yingli China entered into a 42-month RMB 1,160,000 loan agreement with Bank of China and China Citic Bank at an interest rate of three-five year Renminbi benchmark loan rate plus an additional surcharge of 5% of the interest rate per annum. As of December 31, 2012, the Company withdrew RMB 481,000 under this agreement. The loan is guaranteed by Yingli Green Energy and Yingli Group.

In October 2011, Tianjin Yingli New Energy Resources Co., Ltd. (“Tianjin Yingli”) borrowed an eight-year RMB 350,000 loan from China Development Bank at an interest rate of five-year Renminbi benchmark loan rate per annum and an eight-year US$ 100,000 loan from China Development Bank at an interest rate of 6-month LIBOR plus 520 basis points per annum. The loan is guaranteed by property, plant and equipment.

In October 2011,  Hengshui Yingli New Energy Resources Co., Ltd. (“Hengshui Yingli”) entered into an eight-year RMB 311,505 (US$50,000) loan agreement with China Development Bank at an interest of 6.31% per annum and subject to adjustment annually. The loan is guaranteed by property, plant and equipment. As of December 31, 2012, the Company withdrew RMB 295,419 (US$47,418).

In November 2011, Yingli Hainan entered into an eight-year RMB 900,000 loan agreement with China Development Bank at an interest rate of five-year Renminbi benchmark loan rate per annum. As of December 31, 2012, the Company withdrew RMB 900,000 (US$142,996) under this agreement. The loan is guaranteed by property, plant and equipment.

In March 2012, Hainan Yingli entered into a seven-year RMB 735,704 (US$117,000) loan agreement with China Development Bank at an interest of three-month LIBOR plus 590 basis points per annum. As of December 31, 2012, the Company withdrew RMB 735,704 (US$117,000) under this agreement. The loan is guaranteed by property, plant and equipment.

In May 2012, Hengshui Yingli entered into an eight-year RMB 255,000 (US$40,930) loan agreement with China Development Bank at an interest of 7.76% per annum and subject to adjustment annually. The loan is guaranteed by Yingli China. As of December 31, 2012, the Company withdrew RMB 255,000 (US$40,930) under this agreement.

Future principal payments under the above long-term borrowings as of December 31, 2012 are as follows

Year ending December 31,	RMB	US$
2013	1,515,524	243,258
2014	1,096,174	175,948
2015	932,958	149,750
2016	716,015	114,928
2017	529,617	85,009
Thereafter	801,692	128,681
Total	5,591,980	897,574

As of December 31, 2012, the Company has unused lines of credit of RMB 3,506 million (US$563 million) with remaining terms less than 12 months and RMB 2,395 million (US$384 million) with remaining terms beyond 12 months.

(10)               Structured Loan

In January 2009, Yingli China entered into a credit agreement with a fund managed by Asia Debt Management Hong Kong Limited (“ADM Capital”) for a three-year loan facility of up to US$80,000 with an interest rate of 12% per annum. In connection with the loan, the Company granted 4,125,000 detachable warrants to ADM Capital (“ADM warrants”). Each warrant grants the right to acquire one ordinary share at an initial strike price, subject to customary anti-dilution and similar adjustments. The number of warrants to be granted will be determined based on the final size of the loan on the drawdown

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

date but in no event will exceed 6,600,000. In addition, Yingli Power Holding Company limited (“Yingli Power”), an investment holding company, which held approximately 43% of the equity interest in Yingli Green Energy as of January 2009 and is controlled by Mr. Liansheng Miao, the Company’s chairman and CEO, pledged certain ADS of the Company as the collateral for the loan and warrants.  The pledged shares will be released upon the Company’s repayment of the loan and the warrant holder’s exercise or termination of the warrants.

On April 7, 2009, the Company drew down US$50,000 (RMB 341,795) of the loan facility and granted 4,125,000 warrants under the warrant agreement at an initial strike price of US$5.64 per share, which was later reduced to US$5.06 per share.  On June 29, 2009, the Company repaid the loan in full and paid an early repayment penalty of US$1,000.

In 2010 and 2011, 1,650,000 and 2,475,000 warrants were exercised and 1,010,211 and 1,444,060 ordinary shares were issued by the Company, respectively. There were no outstanding warrants as of December 31, 2011 and 2012.

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

Since the conversion price of the Convertible Senior Notes exceeds the market price of the Company’s ordinary shares on the date of issuance, no portion of the proceeds from the issuance was accounted for as the conversion feature. Costs incurred by the Company that were directly attributable to the issuance of Convertible Senior Notes, were deferred and being charged to the consolidated statements of comprehensive income using the effective interest rate method.

The equity component (conversion option) of the Convertible Senior Notes was determined to be US$6,046 (RMB 44,479) at the issuance date and, accordingly, the initial carrying amount of the Convertible Senior Notes was US$166,454 (RMB 1,224,569). The resulting debt discount of US$6,046 (RMB 44,479) is amortized and interest expense is recognized using an effective interest rate of 6.46%.

On December 15, 2010, US$171,300 (RMB 1,140,276) aggregate principle amount of the Convertible Senior Notes plus the accrued unpaid interest payable of US$28,145 (RMB 187,347) was repurchased by the Company and settled in cash.

On December 14, 2012, the remaining principle balance of US$1,200 (RMB 7,552) plus the accrued unpaid interest payable of US$346 (RMB 2,177) was repurchased by the Company and settled in cash.

The Convertible Senior Notes as of December 31, 2011 and 2012 are summarized in the following table:

	Year ended December 31,
	2011	2012
	RMB	RMB	US$

Principal amount of Convertible Senior Notes	7,561	—	—
Cumulative interest payable	1,657	—	—
Net carrying amount	9,218	—	—

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

Interest relating to the Convertible Senior Notes was recognized as follows:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$

Contractual coupon interest	64,786	1,483	520	84
Amortization of debt discount	14,103	—	—	—
Amortization of debt issuance costs	11,846	—	—	—
Interest cost capitalized	(34,789)	(362)	(65)	(10)
Total interests expense	55,946	1,121	455	74

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

Management determined that the conversion feature embedded in the Notes is required to be bifurcated and accounted for as a derivative pursuant to FASB ASC Topic 815, Derivatives and Hedging.  The fair value of the conversion feature for the First Tranche as of January 16, 2009 was US$11,969 (RMB 81,538) and bifurcated from the Notes of US$20,000 (RMB 136,766) as a debt discount.  The debt discount of US$11,969 (RMB 81,538) is amortized over the three-year period the Notes are expected to be outstanding as interest expense using the effective interest rate method.  The fair value of the conversion feature increased to US$25,033 (RMB 170,893) as of May 18, 2009, the modification date as described below.  The change of US$13,064 (RMB 89,355) in the fair value of the embedded derivative liability was recognized as a loss from revaluation of embedded derivative in the statements of comprehensive income directly.

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

On January 18, 2012, the remaining US$14,562 (RMB 92,039) of the Second Tranche of the Notes was converted to 3,588,025 ordinary shares. US$7,464 (RMB 47,178), representing the relevant unamortized debt discount remaining at the dates of conversion was recorded as interest expense for the year ended December 31, 2012.  As a result, the senior secured convertible notes have been fully converted accordingly.

(13)              Medium-term notes

On October 13, 2010, Tianwei Yingli registered its plan to issue up to RMB 2,400,000 RMB-denominated unsecured five-year medium-term notes (the “Registered Issue”) with the PRC National Association of Financial Market Institutional Investors (“NAFMII”).  The Registered Issue allows Tianwei Yingli to issue RMB-denominated unsecured five-year medium-term notes in two tranches on the PRC inter-bank debenture market. The First Tranche Issue with RMB 1,000,000 was completed on October 13, 2010 and will mature on October 13, 2015. Tianwei Yingli has an option to call the notes at the end of the third year from issuance. Upon exercise of the call option, the re-purchase amount equals to the par value of the notes plus any unpaid interest. The First Tranche bears a fixed annual interest rate of 4.3% per annum in the first three years, which will increase to 5.7% per annum in the remaining two years if Tianwei Yingli chooses not to call the notes on October 13, 2013.

Management believes that the Company will not exercise the call option at the end of the third year from issuance and computed the effective interest rate of 4.82% evenly for the entire contract term of 5 years.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

On May 10, 2011, the second tranche of the medium-term notes with a principle amount of RMB 1,400,000, or the Second Tranche Issue, was issued and will mature on May 12, 2016. The Second Tranche Issue bears a fixed annual interest rate of 6.15%.

Yingli China registered its plan to issue up to RMB 1,500,000 RMB-denominated unsecured three-year and five-year medium-term notes (the “Yingli China Registered Issue”) with the NAFMII in March 2012.  The Yingli China Registered Issue allows Yingli China to issue RMB-denominated unsecured three-year and five-year medium-term notes in two tranches on the PRC inter-bank debenture market. On May 3, 2012, the first tranche issue with RMB 1,200,000 (US$ 192,613) at a fixed annual interest rate of 5.78% and the second tranche issue with RMB 300,000 (US$ 48,153) at a fixed annual interest of 6.01% were issued with maturity e on May 3, 2015 and May 3, 2017, respectively.

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

Yingli Hainan was determined to be a variable interest entity (“VIE”). Through the agreement, Yingli China absorbs 80% of Yingli Hainan’s expected losses and receives 80% of Yingli Hainan’s expected residual returns and therefore Yingli China has determined that it is the primary beneficiary of Yingli Hainan. The financial statements of Yingli Hainan have been included in the consolidated financial statements of the Company and 20% variable interest not held by the Company is presented as noncontrolling interest. RMB 150,000 cash contribution from the 30% equity owner was accounted for by the Company as a financing arrangement pursuant to FASB ASC Subtopic 480-10, Distinguishing Liabilities from Equity-Overall. A liability of RMB 157,654 representing the 30% equity owner’s cash contribution of RMB 150,000 plus accrued unpaid interest was recorded as of December 31, 2010.

In January 2011, Yingli China purchased the 30% equity interest at RMB 150,000 (US$23,833). As a result, Yingli Hainan ceased to be a VIE and became a majority-owned subsidiary of Yingli China. The unpaid interest of RMB 6,419 (US$1,030) is included in “other current liabilities and accrued expenses” in the consolidated balance sheet as of December 31, 2011 and 2012.

(15)              Share Repurchase Program

On September 30, 2011, the Company announced that a share repurchase program has been authorized by its board of directors. Under the terms of the approved program, Yingli Green Energy may repurchase up to US$100 million worth of its issued and outstanding American Depositary Shares (“ADSs”) from time to time over the next 12 months in the open market or in negotiated transactions, subject to market conditions and other factors, as well as relevant rules under the Securities Exchange Act of 1934, as amended. As of December 31, 2011, the Company had repurchased 5,567,021 outstanding ADSs from the open market for a total consideration of RMB 123.8 million (US$19.6 million) under the share repurchase program. In 2012, additional 159,687 outstanding ADSs were repurchased from open market for a total consideration of RMB 3.5 million (US$0.8 million) under the share repurchase program. As of December 31, 2012, 5,726,708 of outstanding ADSs were repurchased at a total consideration of RMB 127.3 million (US$ 20.4 million).

(16)              Financial Obligations

In July 2011, the Company sold certain newly purchased equipments (“leased assets”) with carrying amount of RMB 91,959 to a third party (the “purchaser-lessor”) for cash consideration of RMB 90,000 and simultaneously entered into a five-year contract to lease back the leased assets from the purchaser-lessor. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor quarterly lease payment over five years and is entitled to obtain the ownership of these equipments at a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB 1,959, which is being deferred and amortized in the consolidated statement of comprehensive income over the remaining useful lives of the leased assets.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

In November 2012, the Company sold certain solar power generation equipment with carrying amount of RMB 102,971 (US$16,528) to a related party controlled by Yingli Group for cash consideration of RMB 99,000 (US$15,891) and simultaneously entered into a eighteen-year contract to lease back the assets from the related party. The remaining useful lives of leased equipment were approximately 25 years.  Pursuant to the terms of the contract, the Company is required to pay to the related party quarterly lease payments over eighteen years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB 3,971 (US$637), which is being deferred and amortized in the consolidated statement of comprehensive income over the remaining useful lives of the leased assets.

As of December 31, 2011 and 2012, the gross amount of the equipment and related depreciation recorded under capital lease were as follows:

	Year ended December 31,
	2011	2012
	RMB	RMB	US$

Equipment	95,034	196,301	31,508
Less: accumulated depreciation	(3,205)	(13,595)	(2,182)
Net Value	91,829	182,706	29,326

As of December 31, 2012, future minimum payments required under non-cancellable sale-leaseback are:

Year ended December 31,	RMB	US$
2013	34,314	5,508
2014	34,363	5,516
2015	33,937	5,447
2016	28,270	4,538
2017	11,412	1,832
Thereafter	105,179	16,882
Total minimum lease payments	247,475	39,723
Less: Amount representing interest	79,836	12,815
Present value of net minimum lease payments	167,639	26,908
Current portion	22,485	3,609
Non-current portion	145,154	23,299

(17)              Accrual for Loss on Inventory Purchase Commitments

Until the third quarter of 2008, an industry-wide shortage of high purity polysilicon coupled with growing demand for PV modules caused the increases of polysilicon prices. In order to ensure the adequate supply of polysilicon, the Company entered into several long-term fixed price supply contracts from 2006 to 2011 under which the polysilicon would be delivered from 2009 to 2020.  However, from the second quarter of 2011, the polysilicon price has decreased significantly as the result of increased polysilicon manufacturing capacity and the pressure from the decreasing average selling price of PV modules. As a result, the Company recognized a provision of RMB 851,694 on its firm purchase commitments under the long-term fixed price polysilicon contracts as of December 31, 2011.  The provision was determined by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory.  During the years ended December 31, 2011 and 2012, notwithstanding that the firm purchase commitments under the long-term fixed price contracts continued to be in effect, through negotiations with the vendors the Company was able to obtain various pricing concessions from the vendors which resulted in the actual purchase price paid by the Company to be less than the stated contract price.  Management believes that the Company will be able to continue to purchase from the polysilicon vendors at lower, renegotiated prices that are in line with the market price. The Company has therefore reclassified the accrual for potential losses on inventory firm purchase commitments of RMB 851,694 as of December 31, 2012 to an accrual for loss contingency related to the inventory purchase commitments.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

The accrued amount of RMB 851,694, represents the Company’s best estimate for the loss contingency, taking into consideration the expected future negotiated purchase prices to execute the contracts.

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

Subject to reapplication or renewal, Tianwei Yingli, Yingli China and Yingli Hainan’s High-Tech Enterprise status will enable them to continue to enjoy the preferential income tax rate.  Management believes that these subsidiaries meet all the criteria for the reapplication of High-Tech Enterprise status.

Other countries

The followings are the major tax jurisdictions where the Company’s non-PRC subsidiaries are subject to income taxes:

•                Yingli Green Energy Europe GmbH (“Yingli Europe”) and Yingli Green Energy Greece Sales GmbH (“Yingli Greece”), are located in Germany and subject to a corporation income tax rate of 15% plus a solidarity surcharge of 5.5% on corporation income taxes.  In addition, Yingli Europe and Yingli Greece are subject to a trade income tax rate of 17.15% and 12.775%, respectively.  The aggregate statutory income tax rate in Yingli Europe and Yingli Greece are 32.975% and 28.6%, respectively.

•                Yingli Green Energy Americas, INC (“Yingli U.S.”), is located in New York city of the United States of America and is subject to a federal corporation tax rate of 34% and a state corporation tax rate of 6.6%, resulting in an aggregate income tax rate of 38.4%.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

The components of earnings (loss) before income taxes for the years ended December 31, 2010, 2011 and 2012 are as follows:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Cayman Islands	(341,512)	(255,912)	(197,133)	(31,642)
PRC	2,304,362	(3,122,969)	(2,935,315)	(471,151)
U.S.	(14,006)	17,024	(46,550)	(7,472)
Other foreign countries	82,655	(37,333)	(218,631)	(35,093)
Total earnings (loss) before income taxes	2,031,499	(3,399,190)	(3,397,629)	(545,358)

Income tax expense (benefit) in the consolidated statements of comprehensive income consists of the following:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Current tax expense:
PRC	323,539	135,848	285	46
U.S.	50	7,380	4,503	723
Other foreign countries	24,948	38,855	9,622	1,544
Total current income tax expense	348,537	182,083	14,410	2,313
Deferred income tax benefit:
PRC	(15,071)	(322,506)	(219,143)	(35,175)
Other foreign countries	—	7,010	(1,009)	(162)
Sub-total	(15,071)	(315,496)	(220,152)	(35,337)
Total income tax expense (benefit)	333,466	(133,413)	(205,742)	(33,024)

The actual income tax expense (benefit) reported on the consolidated statements of comprehensive income differs from the amounts computed by applying the PRC statutory income tax rate of 25% in 2010, 2011 and 2012 to earnings (loss) before income taxes as a result of the following:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Computed expected tax expense (benefit)	507,875	(849,798)	(849,407)	(136,339)
PRC tax rate differential, preferential rate	(98,715)	22,119	215,678	34,619
Tax rate differential for non-PRC entities	107,259	95,814	109,157	17,521
Tax rate change	—	(4,124)	124,965	20,058
Tax holiday	(127,864)	(61,357)	—	—
Research and development tax credit	(78,525)	(56,391)	(37,839)	(6,074)
Non-deductible expenses:
Impairment of goodwill	—	68,346	—	—
Staff welfare in excess of allowable limits	1,099	2,672	7,386	1,186
Share based compensation	18,688	18,483	8,876	1,425
Entertainment expenses	1,502	1,335	2,092	336
Change in valuation allowance	—	627,295	194,715	31,253
German dividend withholding tax	—	10,400	9,529	1,530
Others	2,147	(8,207)	9,106	1,461
Actual income tax expense (benefit)	333,466	(133,413)	(205,742)	(33,024)

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

Without the tax holiday the Company’s net income (loss) attributable to Yingli Green Energy would have decreased (increased) by RMB 94,632 and RMB (52,951) for the years ended December 31, 2010 and 2011, respectively. The Company did not enjoy any tax holiday for the year ended December 31, 2012.  Basic and diluted earnings (loss) per share for such years would have decreased (increased) as follows:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Basic earnings (loss) per share	0.62	(0.34)	—	—
Diluted earnings (loss) per share	0.59	(0.34)	—	—

The income tax recoverable was RMB 145,029 and RMB 151,373 (US$ 24,297) as of December 31, 2011 and 2012, which were included in prepaid expenses and other current assets in the consolidated balance sheets, respectively.

The principal components of the deferred income tax assets and deferred income tax liabilities are as follows:

	Year ended December 31,
	2011	2012
	RMB	RMB	US$
Gross deferred income tax assets:

Accounts receivable and prepayments to suppliers	69,818	61,853	9,928
Inventories	25,761	23,727	3,808
Employee benefits	2,964	6,969	1,119
Accrued warranty	100,950	85,277	13,688
Property, plant and equipment	623,573	588,342	94,435
Change in fair value of derivative instruments	5,861	1,535	246
Net operating loss carryforwards	102,775	620,210	99,551
Investment loss	5,296	3,139	504
Provision for inventory purchase commitment	177,373	111,272	17,860
Total gross deferred income tax assets	1,114,371	1,502,324	241,140
Valuation allowance	(627,295)	(822,010)	(131,943)
Net deferred income tax assets	487,076	680,314	109,197

Gross deferred income tax liabilities:

Property, plant and equipment	(37,698)	(23,751)	(3,812)
Intangible assets	(21,312)	(9,354)	(1,501)
Withholding income tax	(7,010)	(6,001)	(963)
Total gross deferred income tax liabilities	(66,020)	(39,106)	(6,276)

Net deferred tax assets	421,056	641,208	102,921

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

	Year ended December 31,
	2011	2012
	RMB	RMB	US$
Current deferred income tax assets, included in prepaid expenses and other current assets	168,256	114,002	18,298
Non-current deferred income tax assets, included in other assets	293,794	548,085	87,974
Current deferred income tax liabilities, included in other current liabilities and accrued expenses	(7,010)	(6,001)	(963)
Non-current deferred income tax liabilities, included in other liabilities	(33,984)	(14,878)	(2,388)
Net deferred income tax assets	421,056	641,208	102,921

Tax loss carryforwards of the Company’s PRC subsidiaries amounted to RMB 3,412,136 (US$ 547,686) as of December 31, 2012, of which RMB 8,020, RMB 25,464, RMB 55,486, RMB 481,892 and RMB 2,841,274 will expire if unused by December 31, 2013, 2014, 2015, 2016 and 2017, respectively.

For the years ended December 31, 2010, 2011 and 2012, valuation allowances recognized were nil, RMB 627,295 and RMB 194,715 (US$31,253).  Given the continuing decline in the spot market price of polysilicon, management does not expect Fine Silicon, Tianjin Yingli, Hengshui Yingli, Yingli Europe or Yingli US to be able to generate sufficient income in the foreseeable future to utilize its deferred income tax assets.  Accordingly, as of December 31, 2012, a full valuation allowance was provided for its deferred income tax assets of RMB 822,210 (US$ 131,943).

Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the remaining deductible temporary differences recognized as of December 31, 2011 and 2012. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The new EIT law and its relevant regulations impose a withholding income tax at 10%, unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008 and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax.  As of December 31, 2012, the Company has not recognized a deferred income tax liability of RMB 158,792 (US$25,488) for the undistributed earnings of RMB 1,587,922 (US$254,879) generated by the PRC subsidiaries as of December 31, 2012 as the Company plans to indefinitely reinvest these earnings in the PRC.

The German tax law and its relevant regulations impose a withholding income tax at 26.375% for dividends distributed by a Germany-resident enterprise to its immediate holding company outside Germany.

For each of the years ended December 31, 2010, 2011 and 2012, the Company did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded.  In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent.  The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100 (US$16).  In the case of transfer pricing issues, the statute of limitation is ten years.  There is no statute of limitation in the case of tax evasion.  The tax returns of the Company’s PRC subsidiaries for the tax years 2007 to 2012 are open to examination by the relevant tax authorities.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

(19)              Share-Based Compensation

On December 28, 2006, the Company adopted the 2006 Stock Incentive Plan (the “Plan”).  The Plan provides for both the granting of stock options and other stock-based awards such as restricted shares to key employees, directors and consultants of the Company. The Plan was subsequently amended by the Company’s board of directors and shareholders to increase the number of ordinary shares that the Company is authorized to issue. The amendment did not change any other provisions of 2006 Stock Incentive Plan. As of December 31, 2012, the Company is authorized to issue under the 2006 Stock Incentive Plan 12,745,438 shares. Among these shares, up to 2,715,243 shares may be issued for the purposes of granting awards of unvested shares and up to 10,030,195 shares may be issued for the purpose of granting stock option.

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

In April 2007, the Board of Directors of the Company approved the granting of 30,000 and 15,000 non-vested shares to one executive and one third-party consultant, respectively. Share-based compensation expense with respect to the unvested shares granted to the employee was measured based on the estimated stock issuance price of the Company’s IPO of US$11 at the date of grant and is recognized on a straight-line basis over the five-year period.  The Company granted unvested shares to the consultant in exchange for certain services to be provided.  The Company accounts for equity instrument issued to non-employee vendors in accordance with the provisions of FASB ASC Topic 505-50, Equity-based Payments to Non-employees (“ASC Topic 505-50”) under the fair value method.  The measurement date of the fair value of the equity instrument issued is the date on which the consultant’s performance is completed.  Prior to the measurement date, the equity instruments are measured at their then-current fair values at each of the reporting dates.  Share-based expense recognized over the service period is adjusted to reflect changes in the fair value of the Company’s ordinary shares between the reporting periods up to the measurement date.

A summary of the non-vested restricted share activity for the years ended December 31, 2010, 2011 and 2012 is as follows:

	Number of Non- vested Shares	Grant date Weighted Average Fair Value
Outstanding as of December 31, 2009	1,559,292	US$	5.10
Vested	(527,764)	US$	4.97
Outstanding as of December 31, 2010	1,031,528	US$	5.00
Granted	20,000	US$	5.95
Vested	(525,764)	US$	5.02
Forfeited	(2,448)	US$	4.96
Outstanding as of December 31, 2011	523,316	US$	5.02
Vested	(523,316)	US$	5.02
Outstanding as of December 31, 2012	—	—

The total fair value of the non-vested shares vested for the years ended December 31, 2010, 2011 and 2012 is US$2,623, US$2,639 and US$2,627, respectively.

The amount of compensation cost recognized for non-vested shares for the years ended December 31, 2010, 2011 and 2012 is as follows:

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Cost of revenues	1,103	1,047	50	8
Selling expenses	717	612	29	5
General and administrative expenses	15,206	14,606	787	126
Research and development expenses	225	192	9	1
Total compensation cost recognized for restricted shares	17,251	16,457	875	140

Stock options

A summary of stock options activity for the years ended December 31, 2010, 2011 and 2012 is as follows:

	Number of Stock options	Weighted Average exercise price		Weighted Average remaining contractual term	Aggregate intrinsic Value
Outstanding as of December 31, 2009	4,559,239	US$	10.23
Granted	426,500	US$	11.63
Exercised	(139,200)	US$	4.28		US$	(780)
Forfeited	(33,652)	US$	3.18
Outstanding as of December 31, 2010	4,812,887	US$	10.58
Granted	4,030,306	US$	5.19
Exercised	(25,250)	US$	3.66		US$	(4)
Forfeited or cancelled	(2,993,837)	US$	14.95
Outstanding as of December 31, 2011	5,824,106	US$	4.63
Granted	—	—
Exercised	—	—
Forfeited or cancelled	(474,164)	US$	5.46
Outstanding as of December 31, 2012	5,349,942	US$	4.55	6.21 years	US$	485
Vested and expected to vest as of December 31, 2012	5,349,942	US$	4.55	6.21 years	US$	485
Exercisable as of December 31, 2012	3,043,402	US$	3.72	6.16 years	US$	216

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

The weighted average option fair value of US$7.70 per share or an aggregate of US$3,284 on the date of grant during the year ended December 31, 2010, and the weighted average option fair value of US$2.47 per share or an aggregate of US$9,938 on the date of grant during the year ended December 31, 2011 were determined based on the Black-Scholes option pricing model, using the following weighted average assumptions. There was no option granted during the year ended December 31, 2012.

	Year ended December 31,
	2010	2011	2012

Expected volatility	73%	94%	—
Expected dividends yield	0%	0%	—
Expected term	6.20 years	6.07 years	—
Risk-free interest rate (per annum)	2.10%	1.74%	—
Estimated fair value of underlying ordinary shares (per share)	US$7.70	US$6.72	—

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

The total fair value of the stock options vested for the years ended December 31, 2010, 2011 and 2012 is US$7,834, US$2,586 and US$3,017, respectively.

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

The Company accounts for stock options in accordance with ASC Topic 718, by recognizing compensation cost based on the grant-date fair value over the period during which an employee is required to provide service in exchange for the award.  No income tax benefit was recognized in the statements of comprehensive income for these share options as such compensation expenses are not deductible for PRC tax purposes.  The amount of compensation cost recognized for stock options for the years ended December 31, 2010, 2011 and 2012 is as follows:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Cost of revenues	3,236	5,128	5,417	869
Selling expenses	9,672	9,212	4,551	730
General and administrative expenses	42,152	39,104	20,179	3,239
Research and development expenses	2,442	3,957	4,481	720
Total compensation cost recognized for stock options	57,502	57,401	34,628	5,558

As of December 31, 2012, US$4,762 of unrecognized compensation expense related to stock options is expected to be recognized over a weighted average period of approximately 1.36 years.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

(20)              Earnings per share

Basic and diluted earnings per share

Basic earnings per share and diluted earnings per share have been calculated in accordance with ASC Topic 260, Earnings per Share, for years ended December 31, 2010, 2011 and 2012 as follows:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Numerator:
Numerator for basic and diluted earnings (loss) per share	1,386,776	(3,208,911)	(3,064,412)	(491,873)
Denominator:
Denominator for basic earnings per share
- Weighted-average ordinary shares outstanding	151,542,518	156,805,040	156,425,307	156,425,307
Stock options	1,770,501	—	—	—
Restricted shares	829,171	—	—	—
ADM warrants	2,416,007	—	—	—
Denominator for diluted earnings (loss) per share	156,558,197	156,805,040	156,425,307	156,425,307
Basic earnings (loss) per share	9.15	(20.46)	(19.59)	(3.14)
Diluted earnings (loss) per share	8.86	(20.46)	(19.59)	(3.14)

The following table summarizes potential common shares outstanding excluded from the calculation of diluted earnings (loss) per share for the years ended December 31, 2010, 2011 and 2012, because their effect is anti-dilutive:

	Year ended December 31,
	2010	2011	2012
Shares issuable pursuant to convertible senior notes	27,650	27,650	26,441
Shares issuable pursuant to senior secured convertible notes	3,339,525	3,339,525	176,460
Shares issuable under stock options and restricted shares	4,812,887	5,824,106	5,349,942
Shares issuable upon exercise of ADM warrants	—	1,540,773	—

Baoding Tianwei Baobian Electric Co., Ltd. (“Tianwei Baobian”), a related party, holds 25.99% equity interest in Tianwei Yingli. Under a Sino-foreign equity joint venture company contract with Tianwei Baobian, the Company granted to Tianwei Baobian a right to subscribe for newly issued ordinary shares of the Company in exchange for all but not part of Tianwei Baobian’s equity interest in Tianwei Yingli. Tianwei Baobian may exercise this subscription right after certain conditions are satisfied following the completion of the Company’s IPO. Tianwei Baobian’s subscription rights to subscribe for newly issued ordinary shares of the Company in exchange for all but not part of Tianwei Baobian’s equity interest in Tianwei Yingli did not have an effect on earnings per share as these rights are contingent upon Tianwei Baobian obtaining all necessary approvals from relevant PRC government authorities for acquiring our ordinary shares in the future.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

(21)              Related-Party Transactions

For the years presented, in addition to the transactions described in note (8), note (9) and note (16), the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$

Sales of products to related parties (note (a))	293,101	343,226	452,268	72,594
Purchase of raw materials and services from related parties (note (b))	1,435,562	1,322,363	1,144,343	183,680

	December 31,
	2011	2012
	RMB	RMB	US$

Accounts receivable from related parties (note (a))	281,509	284,515	45,668
Prepayments for materials to related party suppliers (note (b))	157,226	183,269	29,417
Other amounts due from related parties (note (c))	116,807	226,794	36,402
Total due from related parties	555,542	694,578	111,487

Prepayments for construction of property, plant and equipment to related party suppliers (note (d))	70,744	21,249	3,411
Total other due from related parties	70,744	21,249	3,411

Amounts due to related parties (note (b))	(242,575)	(353,558)	(56,750)
Total due to related parties	(242,575)	(353,558)	(56,750)

Notes:

(a)                      The Company sold PV modules of RMB 14,020, RMB 9,439 and RMB 10,454 (US$1,678) to its affiliate, Tibetan Yingli, for the years ended December 31, 2010, 2011 and 2012.  The Company sold products of RMB 105,598, RMB 96,386 and RMB 128,621 (US$20,645) to the subsidiaries of Yingli Group for the years ended December 31, 2010, 2011 and 2012, respectively. These subsidiaries of Yingli Group are controlled by Mr. Liansheng Miao, the Company’s chairman and CEO. The Company sold PV modules of RMB 173,483, RMB 5,844 and RMB 198,805 (US$31,910) to an entity whose equity shareholder is a noncontrolling interest holder of the Company’s foreign subsidiary for the years ended December 31, 2010, 2011 and 2012, respectively. The Company sold PV modules of RMB 231,557 and RMB 114,388 (US$18,361) to an affiliate which the Company holds 20% of its equity interest for the years ended December 31, 2011 and 2012.

(b)                       The Company purchased raw materials of RMB 703,625, RMB 1,090,362 and RMB 854,822 (US$137,209) from the subsidiaries and an affiliate of Yingli Group for the years ended December 31, 2010, 2011 and 2012, respectively. The company purchased services of RMB 29,564, RMB 62,798 and RMB 288,793 (US$46,354) from the subsidiaries of Yingli Group and the Company’s affiliate for the years ended December 31, 2010, 2011 and 2012, respectively. The Company imported the polysilicon of RMB 663,012, RMB 169,203 and RMB 728 (US$117) from an entity whose equity shareholder is a noncontrolling interest holder of the Company’s foreign subsidiary for the years ended December 31, 2010, 2011 and 2012, respectively.

(c)                        Other amounts due from related parties mainly represent the entrusted loan and advances to Yingli Group and its subsidiaries.  In 2011, Tianwei Yingli made a one-year entrusted loan of RMB 100,000 at an interest rate of 7.22% per annum to a subsidiary of Yingli Group.  The entrusted loan was extended for another one year before due in 2012. In 2012, Yingli Hainan made a one-year entrusted loan of RMB 50,000 (US$8,026) at an interest rate of 5.40% per annum to a subsidiary of Yingli Group. In 2012, Fine Silicon entered into a sales-lease back transaction with a subsidiary of Yingli Group and paid RMB 10,000 (US$1,605) deposits for guarantee of the lease (see note 16).  In 2012, Lixian Yingli entered into a financial lease with a subsidiary of Yingli Group, and paid RMB 4,490 (US$721) deposits for guarantee of the transaction.  As of December 31, 2012, the lease has not yet started. These deposits will be returned when the transactions were completed. In 2012, the Company paid custom duty in RMB 32,245 (US$5,176) on behalf of Shuntong Wuliu.  As of December 31, 2012, the outstanding balance due from Shuntong Wuliu amounted to RMB 30,480 (US$4,893).

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

(d)                       The balance as of December 31, 2011 and 2012 mainly represents the prepayments to subsidiaries of Yingli Group for the construction of plants, which is included in property, plant and equipment in the consolidated balance sheets.

(22)              Commitments and Contingencies

As of December 31, 2012, commitments outstanding for the purchase of property, plant and equipment approximated RMB 1,897,462 (US$304,564).

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

A portion of the Company’s multi-year supply agreements are structured as “take or pay” arrangements which allow the supplier to invoice the Company for the full purchase price of polysilicon the Company is obliged to purchase each year at predetermined prices, whether or not the Company actually ordered the required volume, purchase obligations under “take or pay” arrangements are as follows:

Year ending December 31,	RMB	US$
2013	2,167,035	347,833
2014	2,388,923	383,449
2015	2,640,972	423,905
2016	2,550,609	409,401
2017	2,519,181	404,356
Thereafter	4,933,664	791,908
Total	17,200,384	2,760,852

Besides the “take or pay” arrangements, future minimum obligations under other polysilicon supply agreements amounted to RMB 9,641,287 (US$1,547,533) as of December 31, 2012.

In October 2012, the Company received notice of an antitrust and unfair competition lawsuit filed by Solyndra, LLC (a U.S.-based solar company) against the Company and two other China-based photovoltaic panel manufacturers in the U.S. District Court of the Northern District of California. The Company filed its joint motion to dismiss all of Solyndra’s claims with the co-defendants in early March 2013. While it is premature at this stage of the litigation to evaluate the final outcome, the Company believes that Solyndra’s claims lack merits. The Company intends to defend vigorously against those allegations. In accordance with ASC Topic 450, no accrual of loss contingency was accrued as of December 31, 2012 since it is not probable that a liability has been incurred and the amount of loss cannot be reasonably estimated.

(23)              Goodwill and Other Intangible Assets

(a)                      Goodwill

The following table sets forth the changes in goodwill for the years ended December 31, 2010, 2011 and 2012:

RMB
Balances as of December 31, 2010	273,666
Impairment	(273,382)
Disposal of a subsidiary	(284)
Balances as of December 31, 2011	—
Balances as of December 31, 2012	—

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

Based upon indicators of impairment in 2011, which included a significant decrease in market capitalization and a decline in recent operating results, the Company performed an impairment test as of December 31, 2011. The Company represents the single reporting unit as at December 31, 2011 for goodwill impairment test. The first step test resulted in the determination that the fair value of the Company was less than the carrying value of its net assets, including goodwill. The fair value of the Company is determined based on quoted market prices and a control premium. As a result of the second step test, the Company estimated the implied fair value of the goodwill compared to carrying amounts and recorded an impairment charge of RMB 273,382 to fully impair the goodwill as of December 31, 2011.

(b)                      Intangible assets

As of December 31, 2011 and 2012, the Company’s intangible assets consisted of the followings:

	December 31, 2011
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Impairment	Intangibles, net
	Years	RMB	RMB	RMB	RMB	US$

Trademark	Indefinite	57,672	—	—	57,672	9,163
Technical know-how	5.7	209,084	(171,327)	—	37,757	5,999
Customer relationship	5.8	66,671	(51,714)	—	14,957	2,377
Order backlog	1.3	23,274	(23,274)	—	—	—
Short-term supplier agreements	0.5	4,303	(4,303)	—	—	—
Long-term supplier agreements	9.0	137,820	(6,643)	(131,177)	—	—
Total		498,824	(257,261)	(131,177)	110,386	17,539

	December 31, 2012
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Impairment	Intangibles, net
	Years	RMB	RMB	RMB	RMB	US$

Trademark	Indefinite	57,672	—	—	57,672	9,257
Technical know-how	5.7	209,084	(207,534)	—	1,550	249
Customer relationship	5.8	66,671	(63,081)	—	3,590	576
Order backlog	1.3	23,274	(23,274)	—	—	—
Short-term supplier agreements	0.5	4,303	(4,303)	—	—	—
Long-term supplier agreements	9	137,820	(6,643)	(131,177)	—	—
Total		498,824	(304,835)	(131,177)	62,812	10,082

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

The aggregated amortization expense for intangible assets for the years ended December 31, 2010, 2011 and 2012 is as follows:

	Year ended December 31, 2012
	2010	2011	2012
	RMB	RMB	RMB	US$

Selling expenses
Customer relationship	11,585	11,585	11,367	1,825
General and administrative expenses
Technical know-how	37,229	38,523	36,207	5,811
Total amortization expense	48,814	50,108	47,574	7,636

As of December 31, 2012, the estimated amortization expense for the next five years is as follows:

December 31, 2012
RMB
2013	3,953
2014	250
2015	250
2016	250
2017	250

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

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Amounts in thousands, except share and per share data)

These assets and liabilities were recorded at the acquisition-date fair value.  The Company recognized a gain on bargain purchase of RMB 52,202 upon the completion of the acquisition.

The results of Baoding Zhongtai’s operations are included in the consolidated financial statements for the year ended December 31, 2011 from the date of acquisition on April 8, 2011.

(25)              Geographic Revenue Information

The following summarizes the Company’s revenue from the following geographic areas (based on the location of the customer):

	Year ended December 31,
	2010	2011	2012
	RMB	RMB	RMB	US$
Europe:
- Germany	7,078,239	6,595,109	4,765,312	764,885
- Spain	704,355	511,757	381,910	61,301
- France	236,522	352,107	75,898	12,183
- Italy	853,788	700,646	389,218	62,474
- Belgium	—	70,236	56,653	9,093
- Holland	471,889	222,413	502,843	80,712
- Czech	286,901	9,899	9,529	1,529
- Greece	453,050	210,487	477,138	76,586
- England	174,875	227,122	117,381	18,841
- Others	46,846	169,516	89,960	14,438
Subtotal- Europe	10,306,465	9,069,292	6,865,842	1,102,042
PRC (excluding HK SAR, Macau and Taiwan)	745,917	3,261,886	2,653,341	425,891
HK SAR	16,500	—	7,674	1,232
United States of America	1,216,962	2,137,219	1,600,695	256,929
Japan	22,854	51,236	81,911	13,148
South Korea	154,769	13,036	16,775	2,693
Other countries	36,520	145,296	165,690	26,595
Total net revenues	12,499,987	14,677,965	11,391,928	1,828,530