Form 20-F
period 2013-12-31
YINGLI GREEN ENERGY HOLDING CO LTD
filed 2014-04-11
CIK 1394029

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-33469

Yingli Green Energy Holding Company Limited
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

No. 3399 Chaoyang North Street, Baoding 071051, People’s Republic of China
(Address of principal executive offices)

Yiyu Wang, Chief Financial Officer Telephone: (86 312) 8929-700 Facsimile: (86 312) 8929-800 No. 3399 Chaoyang North Street Baoding 071051, People’s Republic of China
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

156,763,770 Ordinary Shares

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

•            “ADRs” are to the American depositary receipts, which, if issued, evidence the ADSs;

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

The following selected consolidated statement of comprehensive income (loss) data (other than ADS data) and other consolidated financial data for the years ended December 31, 2011, 2012 and 2013 and the following selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of comprehensive income (loss) data (other than ADS data) for the years ended December 31, 2009 and 2010 and the following selected balance sheet data as of December 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements not included in this annual report.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	Yingli Green Energy
	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	(In thousands, except share, ADS, per share and per ADS data )
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Comprehensive Income (Loss) Data
Net revenues	7,254,869	12,499,987	14,667,965	11,391,928	13,418,093	2,216,511
Gross profit (loss)	1,714,373	4,152,785	2,449,679	(368,801)	1,458,854	240,986
Impairment of goodwill	—	—	273,382	—	—	—
Impairment of long-lived assets	131,177	—	2,275,024	200,497	—	—
Provision for inventory purchase commitments	—	—	851,694	—	480,182	79,320
Income (loss) from operations	318,550	2,780,598	(2,695,068)	(2,523,316)	(1,118,382)	(184,743)
Interest expense	(376,336)	(438,011)	(626,737)	(897,124)	(971,597)	(160,496)
Foreign currency exchange gains (losses)	38,389	(338,216)	(190,475)	(78,599)	(32,230)	(5,324)
Loss on debt extinguishment	(244,744)	—	—	—	—	—
Loss from revaluation of embedded derivative	(231,345)	—	—	—	—	—
Income tax benefit (expense)	31,831	(333,466)	133,413	205,742	(31,025)	(5,125)
Loss (earnings) attributable to the noncontrolling interests	(78,865)	(311,257)	56,866	127,475	110,473	18,249
Net income (loss) attributable to Yingli Green Energy(1)	(531,595)	1,386,776	(3,208,911)	(3,064,412)	(1,944,425)	(321,195)
Basic earnings (loss) per ordinary share and per ADS(1)	(3.83)	9.15	(20.46)	(19.59)	(12.41)	(2.05)
Diluted earnings (loss) per ordinary share and per ADS(1)	(3.83)	8.86	(20.46)	(19.59)	(12.41)	(2.05)
Weighted average ordinary shares and ADSs outstanding
Basic	138,759,177	151,542,518	156,805,040	156,425,307	156,619,791	156,619,791
Diluted	138,759,177	156,558,197	156,805,040	156,425,307	156,619,791	156,619,791

	Yingli Green Energy
	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	(In percentages )
Other Consolidated Financial Data
Gross profit (loss) margin(2)	23.6%	33.2%	16.7%	(3.2)%	10.9%
Operating profit (loss) margin(2)	4.4%	22.2%	(18.4)%	(22.2)%	(8.3)%
Net profit (loss) margin(2)	(7.3)%	11.1%	(21.9)%	(26.9)%	(14.5)%

	As of December 31,
	2009	2010	2011	2012	2013
	(In thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data
Cash and cash equivalents	3,248,086	5,856,132	4,181,038	2,084,865	1,105,478	182,612
Accounts receivable, net	1,750,898	1,909,319	2,130,377	3,634,151	4,223,730	697,710
Inventories	1,665,021	2,524,956	2,670,919	2,523,550	2,164,902	357,616
Prepayments to suppliers	329,457	573,937	386,939	239,912	640,597	105,819
Total current assets	7,956,475	12,907,061	12,738,295	11,112,874	11,356,528	1,875,964
Long-term prepayments to suppliers	678,311	504,326	1,322,714	1,280,131	884,562	146,119
Property, plant and equipment, net	6,573,851	9,933,956	12,389,184	13,218,200	13,484,122	2,227,418
Total assets	16,257,105	24,188,494	27,483,413	27,153,586	27,449,544	4,534,342
Short-term borrowings, including current portion of long-term debt(3)	3,501,027	5,857,878	8,225,076	7,526,015	6,715,877	1,109,384
Convertible senior notes	1,291,843	—	9,218	—	—	—
Total current liabilities	6,939,388	9,782,978	12,949,612	12,940,969	14,302,552	2,362,614
Senior secured convertible notes	100,139	83,213	—	—	—	—
Long-term debt, excluding current portion	752,809	2,496,482	3,451,899	4,076,456	4,108,283	678,640
Reserve for inventory purchase commitments	—	—	771,102	851,694	1,100,661	181,816
Total liabilities	8,071,246	13,914,878	20,429,752	22,936,815	25,322,479	4,182,976
Shareholders’ equity: ordinary shares	11,363	11,881	12,011	12,241	12,252	2,024
Noncontrolling interests	1,550,785	1,922,744	1,892,464	1,846,905	1,619,045	267,447
Total shareholders’ equity	8,185,859	10,273,616	7,053,661	4,216,771	2,127,065	351,366

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
Consolidated Operating Data
PV modules shipment (in megawatts)(4)	525.3	1,061.6	1,603.8	2,297.1	3,234.3

(1)         Commencing January 1, 2007, one of our principal operating subsidiaries, Tianwei Yingli, began enjoying certain exemptions from income tax. From 2011, Hainan Yingli New Energy Resources Co., Ltd., or Yingli Hainan, began enjoying certain exemptions from income tax.

The decrease (increase) in net income (loss) attributable to Yingli Green Energy and decrease (increase) in basic and diluted earnings (loss) per share without the tax holidays for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 are as follows:

	For the Year Ended December 31,
	2009	2010	2011	2012	2013
	RMB	RMB	RMB	RMB	RMB	US$

Net income (loss) attributable to Yingli Green Energy	(51,226)	94,632	(52,951)	—	(15,030)	(2,483)
Basic earnings (loss) per share	(0.37)	0.62	(0.34)	—	(0.10)	(0.02)
Diluted earnings (loss) per share	(0.37)	0.59	(0.34)	—	(0.10)	(0.02)

(2)         Gross profit (loss) margin, operating profit (loss) margin and net profit (loss) margin represent gross profit (loss), income (loss) from operations and net income (loss) attributable to Yingli Green Energy, respectively, divided by net revenues.

(3)         Includes loans guaranteed or entrusted by related parties, which amounted to RMB370.0 million, RMB1,647.2 million, RMB3,197.8 million, RMB3,448.5 million and RMB 3,602.9 million (US$595.2 million), as of December 31, 2009, 2010, 2011, 2012 and 2013, respectively.

(4)         PV modules shipment for a given period represents the total PV modules, as measured in megawatts, delivered to customers during such period.

Exchange Rate Information

The conversion of Renminbi into U.S. dollars in this annual report is based on the noon buying rate in The City of New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.0537 to US$1.00, the noon buying rate in effect as of December 31, 2013. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 4, 2014, the noon buying rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board was RMB6.2118 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate(1)
Period	Period End	Average(2)	High	Low
	(RMB per US$1.00)

2009	6.8259	6.8307	6.8176	6.8470
2010	6.6000	6.7671	6.6000	6.8330
2011	6.2939	6.4630	6.2939	6.6364
2012	6.2301	6.3093	6.2221	6.3879
2013	6.0537	6.1478	6.0537	6.2438
September
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0903	6.0993
December	6.0537	6.0738	6.0537	6.0927
2014
January	6.0590	6.0509	6.0402	6.0600
February	6.1448	6.0816	6.1448	6.0591
March	6.2117	6.1707	6.2273	6.1183
April (through April 4, 2014)	6.2118	6.2085	6.2118	6.2054

(1)         Source: H.10 weekly statistical release of the Federal Reserve Board for January 2009 and later periods.

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

B.                         Capitalization and Indebtedness

Not Applicable.

C.                         Reasons for the Offer and Use of Proceeds

Not Applicable.

D.                         Risk Factors

Risks Related to Us and the PV Industry

Adverse economic conditions in our target markets as well as an increased supply of PV modules have had and may continue to have a material adverse effect on our profitability and results of operations.

Demand for our products substantially depends on the general economic conditions in our target markets. The economies of many countries around the world, including those in our target markets, experienced a period of slow economic growth and adverse credit market conditions as a result of the global financial crisis in 2008 and 2009 and the subsequent sovereign debt crisis in Europe. As PV system projects generally require significant upfront capital expenditures, our customers have historically relied on financing for the purchase of our products. As a result of weakened macroeconomic conditions and in particular the adverse credit market conditions, our customers experienced difficulty in obtaining financing on attractive terms or at all. As a result, the growth in demand for PV modules has declined significantly since the fourth quarter of 2008. Although the credit market conditions improved since the second quarter of 2009, which contributed to an increase in the demand for our products, the demand for our products slowed down again in the first quarter and the fourth quarter of 2011, the third quarter of 2012 and the first quarter of 2013, primarily caused by the adjustment of subsidies and economic incentives for PV installations as part of government austerity measures in many countries. In addition, the supply of PV modules has increased due to production capacity expansion by PV module manufacturers worldwide in recent years which, together with a slowdown in demand for PV modules, resulted in a decline of prices of PV modules beginning in the fourth quarter of 2008. While we have achieved cost savings through vertical integration, economies of scale and technological improvements, the decrease in the average selling price of our PV modules primarily caused our gross profit margin to decrease significantly from 16.7% for 2011 to negative 3.2% for 2012. There can be no assurance that the demand for our products will increase or remain at the current level or such demand will not decline again in the near future, or our cost saving efforts will improve our profitability or prevent our profit margin from further declining under the current macroeconomic conditions. While the average selling price of our PV modules has stabilized since the second quarter of 2013 and our gross profit margin increased to 10.9% for 2013, there can be no assurance that we will not experience decreases in the average selling price of our PV modules in the future or further declines in demand for our products, which may materially and adversely affect our financial condition and results of operation.

We require a significant amount of cash to fund our operations as well as meet future capital requirements. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations. We will also require cash to meet future capital requirements, which are difficult to predict. Our ability to obtain additional financing in the future is subject to a variety of uncertainties, including (i) our future financial condition, results of operations and cash flows; (ii) general market conditions for financing activities by manufacturers of PV and related products; and (iii) economic, political and other conditions in China and elsewhere.

As a result of weakened macroeconomic conditions including adverse credit market conditions in recent years, we have experienced and may continue to experience increasing difficulty in obtaining financing on acceptable terms or at all. We cannot assure you that financing will be available in amounts or on terms acceptable to us, or at all. If we are unable to obtain sufficient funding in a timely manner or on commercially acceptable terms or at all, our growth prospects and future profitability may be materially and adversely affected. Furthermore, the sale of additional equity or equity-linked securities would result in further dilution to our shareholders and the incurrence of indebtedness has resulted and may continue to result in increased fixed obligations and has led and could continue to lead to the imposition of financial or other restrictive covenants that would restrict our operations.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations, as well as our ability to meet our payment obligations under our debt instruments and further grow our business.

We have primarily relied on borrowings from commercial banks in China to fund a significant portion of our capital expenditure and working capital needs, and expect to continue to do so in the future. We have a significant amount of debt and debt service requirements. As of December 31, 2013, we had RMB6,715.9 million (US$1,109.4 million) in outstanding short-term borrowings (including the current portion of long-term debt), RMB3,914.7 million (US$646.7 million) in outstanding medium-term notes and RMB4,108.3 million (US$678.6 million) in outstanding long-term debt (excluding the current portion). This level of debt could have significant consequences on our future operations, including:

•                  making it more difficult for us to meet our payment and other obligations under our outstanding debt;

•                  resulting an event of default if we fail to comply with any of the financial and other restrictive covenants contained in our debt agreements, which event of default could result in cross-defaults in other debt obligations which would lead to such other debt becoming immediately due and payable;

•                  reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of interest payments, and limiting our ability to obtain additional financing for these purposes;

•                  limiting our ability to obtain additional financing;

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

Any of these factors could have an adverse effect on our business, financial condition and results of operations as well as our ability to meet our payment obligations under our debt instruments.

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

We have significant short-term borrowings outstanding, and we may not be able to renew our short-term borrowings when they mature.

As of December 31, 2011, 2012 and 2013, our outstanding short-term borrowings (including the current portion of long-term debt) were RMB8,225.1 million, RMB7,526.0 million and RMB6,715.9 million (US$1,109.4 million), respectively, and bore a weighted average interest rate of 6.2%, 5.9% and 5.8% per annum, respectively. Generally, these loans contain no specific renewal terms, although we had traditionally negotiated renewal of certain of the loans shortly before they would mature. However, we cannot assure you that we will be able to renew similar loans in the future as they mature. If we are unable to obtain renewals of any future loans or sufficient alternative funding on reasonable terms, we will have to repay these borrowings with cash generated by our future operations, if any. We cannot assure you that our business will generate sufficient cash flow from operations to repay our future borrowings.

A significant portion of our borrowings are arranged and guaranteed by our related parties. The deterioration of the guarantors’ financial condition may materially and adversely affect our ability to maintain current borrowings or obtain additional borrowings when needed.

As of December 31, 2011, 2012 and 2013, 38.9%, 45.8% and 53.6%, respectively, of our outstanding short-term borrowings (including the current portion of long-term debt), and 38.0%, 13.5% and 20.7%, respectively, of our outstanding long-term borrowings (excluding the current portion of long-term debt) were arranged or guaranteed by related parties, primarily including Yingli Group, a PRC company controlled by Mr. Liansheng Miao, and its affiliates. If the financial condition of these related-party guarantors deteriorates for any reason, the lenders of our borrowings may require us to provide additional guaranty or collateral to secure our performance under the existing loan agreements, which may not be immediately available at reasonable terms and conditions or at all. If we fail to do so, the banks may declare our breach of contract and accelerate the maturity of the affected borrowings. In addition, any change in these related-party guarantors’ final position or their willingness to provide further guarantees may materially and adversely affect our ability to obtain additional borrowings in the future, which may in turn materially and adversely affect our cash resources and liquidity.

The high cost or inaccessibility of financing for solar energy projects has adversely affected and may continue to adversely affect demand for our products and materially reduce our revenue and profits.

If financing for solar energy projects continues to become more costly or inaccessible, the growth of the market for solar energy applications may be materially and adversely affected, which could adversely affect demand for our products and materially reduce our revenue and profits. The demand for our products, as reflected by the average selling price of our PV modules, decreased significantly since the fourth quarter of 2008, partly due to the tightened credit for PV system project financing as the result of the global financial crisis in 2008 and 2009 and the subsequent sovereign debt crisis in Europe. In addition, rising interest rates could render existing financings more expensive, as well as present an obstacle for potential financings that would otherwise spur the growth of the PV industry. Furthermore, some countries, government agencies and the private sector have, from time to time, provided subsidies or financing on preferred terms for rural electrification programs. Some of our products are used in “off-grid” solar energy applications, where solar energy is provided to end users independent of an electricity transmission grid. We believe that the availability of financing could have a significant effect on the level of sales of off-grid solar energy applications, particularly in developing countries where users may not have sufficient resources or credit to otherwise acquire PV systems. If these existing financing programs are reduced or eliminated or if financings for solar energy projects continue to be tight or become more expensive, demand for our products would be adversely affected and our revenue and profits could decline.

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

The scope of the government incentives for solar power depends, to a large extent, on political and policy developments in a given country related to environmental, economic or other concerns, which could lead to a significant reduction in or a discontinuation of the support for renewable energy sources in such country. For example, subsidies have been reduced or eliminated in some countries such as Germany, Italy and Spain. In June 2012, the German government passed the PV amendment to its renewable energy law (EEG) 2012, which changed the 52 gigawatts capacity threshold, reduced the available PV rate, revised volume-based degression schedule, and limited the amount of electricity that PV generators can export to the grid. On July 5, 2013, the Italian government discontinued feed-in tariff payments, and feed-in tariff for new solar PV projects are no longer available since July 2013. In August 2013, the National Development and Reform Commission, or NDRC, of China adjusted the feed-in tariff for utility scale PV projects from the nationwide benchmark price of RMB1.00 per kWh to three regional variations of RMB0.90 per kWh, RMB0.95 per kWh and RMB1.00 per kWh based on solar resources and construction costs in the relevant regions. The new feed-in tariff policy will apply to all PV plants approved after September 1, 2013 and those approved before that date but are not commissioned on or after January 1, 2014. In addition, in certain countries, including countries to which we export PV products, government financial support of PV products has been, and may continue to be, challenged as being unconstitutional or otherwise unlawful. A significant reduction in the scope or discontinuation of government incentive programs, especially in our target markets, would have a material adverse effect on the demand for our PV modules as well as our results of operations.

We face risks associated with the marketing and sale of our PV products internationally, and if we are unable to effectively manage these risks, our ability to expand our business abroad will be limited.

In 2011, 2012 and 2013, 77.8%, 76.7% and 66.1%, respectively, of our total net revenues were derived from our sales to customers outside of China, including customers in Germany, the United States, Greece, Spain, Italy, France, India, Japan, the Netherlands, the United Kingdom, Israel, South Korea and Belgium. We intend to further grow our business activities in China’s domestic market and the various international markets, in particular in the United States, Japan, South Africa and selected countries in South America, Southeast Asia and the Middle East where we believe the PV market is likely to grow significantly in the near term. The marketing and sale of our PV products to international markets expose us to a number of risks, including, but not limited, to:

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

We are subject to risks relating to adverse trade policies imposed against exports from China in certain of important markets of our products.

We export a substantial amount of our products to Europe. In 2013, our shipments to Europe accounted for 30.1% of our total revenue for 2013.

On September 5 and November 8, 2012, respectively, the European Union initiated anti-dumping and anti-subsidy investigations of crystalline silicon photovoltaic, or CSPV wafers, cells, and modules from China. On June 4, 2013, the European Commission issued its provisional anti-dumping determination and on August 2, 2013, the European Commission accepted an undertaking, or the Undertaking, made by a group of Chinese PV products exporters (including us) jointly with the China Chamber of Commerce for Import and Export of Machinery and Electronic Products, or CCCME. Pursuant to the Undertaking, the Chinese exporters will limit their exports of solar panels to the EU and set prices above a minimum price, in exchange for the EU agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. CCCME is responsible for allocating the quota among these exporters, and we have been allocated a portion of the quota. On December 5, 2013, the Council of European Union adopted the final findings of the European Commission and imposed anti-dumping and anti-subsidy duties on CSPV modules and key components (i.e. cells) originating in or consigned from People’s Republic of China. Wafers were excluded from the product scope. The anti-dumping duty rates ranged from 27.3% to 64.9%, while the anti-subsidy duty rates from 0% to 11.5%. The rates applicable to us are 35.5% and 6.3%, respectively. The definitive duties will be imposed for a two-year period starting from December 6, 2013. At the same time, the Council of European Union also confirmed the acceptance by European Commission of the Undertaking. While we are exempted from paying any anti-dumping and anti-subsidy duties to the EU starting from August 6, 2013, the increased selling price and the reduced consumption on the European market under the Undertaking may bring significant uncertainties to our business in the European market. For example, our customers in Europe may not be willing to purchase our products at a higher price or to accept other restrictions imposed on us by the Undertaking. In addition, if we breach or withdraw from the Undertaking, or the European Commission withdraws its acceptance of the Undertaking, the anti-dumping and anti-subsidy duties will automatically apply to us. Thus, there can be no assurance that our entry into and performance of the Undertaking will eliminate potential material adverse effects of anti-dumping and anti-subsidy duties on our business in Europe and our results of operation.

We also export a substantial amount of our products to the United States. On November 7, 2012, the U.S. International Trade Commission (ITC) determined that CSPV modules produced from Chinese cells are materially injuring the U.S. CSPV cells and modules industry. The U.S. Department of Commerce, or the DOC, issued its final determinations on the rates of the anti-dumping, or AD, and countervailing duties, or CVD, on October 10, 2012, which became effective upon issuance of the final anti-dumping and countervailing duties orders in early December 2012. As a result of such final determinations, we, as a voluntary respondent, are subject to an average aggregated AD/CVD rate of 29.18%. However, this average aggregated AD/CVD rate might be subject to change due to the administrative review process initiated by DOC in early 2014. We are mandatory respondent and in cooperation with the DOC  on its first administrative review on the anti-dumping investigation starting from February 3, 2014.

On January 23, 2014, the DOC initiated a parallel AD investigation on CSPV products from Mainland China and Taiwan and CVD investigation on CSPV products from Mainland China. The products concerned are crystalline silicon photovoltaic cells, and modules, laminates and/or panels consisting of crystalline silicon photovoltaic cells, whether or not partially or fully assembled into other products, including building integrated materials. Subject merchandise also includes modules, laminates and/or panels assembled in Mainland China and Taiwan consisting of crystalline silicon photovoltaic cells that are completed or partially manufactured within a customs territory other than Mainland China and Taiwan, using ingots, wafers that are manufactured in Mainland China and Taiwan, or cells where the manufacturing process begins in Mainland China and Taiwan and is completed in other countries. The preliminary CVD result will be published before June 2, 2014 and the preliminary AD result before the end of July, 2014. Since we have been maintaining our supply to the U.S. market sourcing cells from Taiwan to avoid those punitive tariffs imposed against cells and modules from Mainland China, our business in the U.S. market may be materially and adversely impacted if the DOC and ITC finally impose punitive tariffs in these new investigations.

On November 23, 2012, the Department of Commerce of Government of India initiated its anti-dumping investigation concerning imports of photovoltaic products originating in or exported from Malaysia, China, Taiwan and the United States. Both crystalline silicon and thin-film products are under investigation. Although we have very limited shipment to India during the period that is subject to the investigation, and are therefore not selected as a mandatory respondent, if as the result of such investigation the Indian government imposes anti-dumping duty or other trade protection measures, our prospects in the Indian market may be materially and adversely affected.

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

Our polysilicon cost may be higher than the market level as a result of our long-term polysilicon purchase commitment with fixed prices, and we have failed to perform certain of our long-term polysilicon supply contracts according to their original terms.

In response to the industry-wide shortage of polysilicon supply in recent years until the third quarter of 2008, we had entered into short-term, medium-term and long-term supply contracts with fixed prices or prices adjustable with set formulas to secure our polysilicon supply. Since the fourth quarter of 2008, the price of polysilicon has decreased significantly as a result of increased industry-wide polysilicon manufacturing capacity and the pressure from decreasing average selling price of PV modules. To address the significant decrease in polysilicon price, we have renegotiated, and are still negotiating, with our polysilicon suppliers to reduce the purchase price for a substantial amount of polysilicon supplied under certain of our polysilicon supply contracts. However, the purchase prices under certain of our long-term polysilicon supply contracts were higher than the continuously declining market price of polysilicon. In 2011, we recognized a total of non-cash provision of RMB851.7 million on our inventory purchase commitment under long-term polysilicon supply contracts as a result of the decline in the polysilicon price. We did not recognize such provision in 2012. In 2013, we recognized an additional provision of RMB 480.2 million (US$79.3 million) on our inventory purchase commitment under long-term polysilicon supply contracts as a result of our re-assessment of our purchase commitments under long-term polysilicon supply contracts based on then current market price of polysilicon and current status of our performance of, and negotiations with our suppliers under, the long-term supply contracts. Our management has been negotiating with our suppliers on adjusting the prices under these long-term contracts. Should the negotiation results be different from the assessment base on which we recognized such provisions, these provisions would be adjusted accordingly to reflect such a new assessment. If the prices under our current contracts remains to be higher than the market price of polysilicon, we may have higher cost of polysilicon compared with other competitors who purchase their polysilicon from the spot market.

We have not fully performed our long-term polysilicon supply contracts on their original terms due to the continuously declining market price of polysilicon. We have successfully renegotiated the pricing terms with some of our long-term polysilicon suppliers. Although we received various requests from some of our other suppliers for performing such contracts and notices of breach of contracts, up to the date of this annual report, some of these long-term polysilicon suppliers have agreed to supply polysilicon to us at prices comparable to spot market prices under tentative arrangements and on monthly or quarterly basis or continue to have active discussion. While we continue to negotiate with these suppliers on adjustments to the original pricing and supply terms under these contracts, our efforts may not be successful and these suppliers may require us to perform our obligations pursuant to the terms and conditions provided in the original contracts. In addition, they may bring lawsuits against us for damages they may have suffered from our failure to perform these contracts. If we are required to perform these long-term supply contracts according to their original pricing terms, or are ordered to pay substantial amounts of damages to these suppliers, our business, financial condition and results of operations may be materially and adversely affected.

Our dependence on a limited number of suppliers for a substantial majority of polysilicon could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.

In 2011, 2012 and 2013, our five largest suppliers supplied in the aggregate approximately 82.6% , 86.6% and 83.4%, respectively, of our total polysilicon purchases. If we fail to develop or maintain our relationships with these or our other suppliers, we may be unable to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience order cancellations, decreased revenue and loss of market share. In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Some of our suppliers have a limited operating history and limited financial resources, and some contracts we entered into with these suppliers do not clearly provide for remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver, in a timely manner or at all, any materials it is contractually obligated to deliver. Although we plan to refine the production process of Fine Silicon Co., Ltd., or Fine Silicon, in order to produce polysilicon at a cost comparable to or lower than prevailing market prices, we do not expect Fine Silicon to meet any meaningful portion of our polysilicon needs in the near future. See “—We may not be able to resume our in-house polysilicon production as cost-effective as expected or at all” below. As a result, we expect to continue to rely on third-party polysilicon suppliers for a significant portion of our polysilicon needs and any disruption in their supply of polysilicon to us may adversely affect our business, financial condition and results of operations.

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

Our failure to obtain polysilicon in sufficient quantities, of appropriate quality and in a timely manner could disrupt our operations, reduce and limit the growth of, our manufacturing output and revenue.

Polysilicon is the most important raw material used in the production of our PV products. To maintain competitive manufacturing operations, we depend on timely delivery by our suppliers of polysilicon in sufficient quantities and of appropriate quality. Until the third quarter of 2008, there was an industry-wide shortage of polysilicon. As a result, we had historically faced the prospect of a shortage of polysilicon and late or failed delivery of polysilicon from suppliers. We may experience actual shortage of polysilicon or late or failed delivery in the future for various reasons. Our failure to obtain the required amount and quality of polysilicon on time and at affordable prices can seriously hamper our ability to meet our contractual obligations to deliver PV products to our customers. Any failure by us to meet such obligations could have a material adverse effect on our reputation, retention of customers, market share, business and results of operations and may subject us to claims from our customers and other disputes. In addition, our failure to obtain sufficient amounts of polysilicon of the appropriate quality could result in underutilization of our existing and new production facilities and an increase of our marginal production cost, and may prevent us from implementing future capacity expansion plans, if any. Any of the above events could have a material adverse effect on our business, financial condition and results of operations.

Volatility in polysilicon prices may adversely affect our results of operations.

Until the third quarter of 2008, there had been an industry-wide shortage of polysilicon, primarily due to the growing demand for PV products and limited supply of polysilicon, which resulted in increasing prices of polysilicon under both long-term supply contracts and on the spot market. From the fourth quarter of 2008 to the second quarter of 2009, as the result of increased industry-wide polysilicon manufacturing capacity and the decrease in the demand for polysilicon due to the global financial crisis in 2008 and 2009, the price of polysilicon decreased significantly. Although the polysilicon price rebounded between the third quarter of 2010 and the first quarter of 2011 due to the recovery of demand for PV products in certain markets, the polysilicon price has decreased significantly again starting from the second quarter of 2011 as a result of increased polysilicon manufacturing capacity and the pressure from the decreasing average selling price of PV modules. In 2012, polysilicon prices continued to decline and reached a historical low of approximately US$14 per kilogram in November 2012. Since June 2013, polysilicon prices began to increase and reached slightly above US$20 per kilogram as of the date of this annual report.

In 2012, the Ministry of Commerce of People’s Republic of China, or MOFCOM, initiated anti-dumping and anti-subsidy investigations on imports of solar-grade polysilicon originating in the United States, South Korea and the European Union. On January 20, 2014, MOFCOM issued its final determination imposing anti-dumping and anti-subsidy duties for 5 years on imports of solar-grade polysilicon originating in the United States and South Korea at aggregated rates ranging from 2.4% to 59.1%. On January 24, 2014, MOFCOM preliminarily ruled that imports of solar-grade polysilicon originating in European Union were subsidized at a rate of 10.7% and were selling at dumping prices margining from 21.8% to 68.9%. On March 20, 2014, MOFCOM announced that it accepted an Undertaking proposal submitted by Wacker Chemie AG, an EU based supplier. According to Wacker, the Undertaking agreement will enter into effect from May 1, 2014 and will last until the end of April 2016. In response to MOFCOM refraining from applying anti-dumping and anti-subsidy duties on its products, Wacker undertakes not to sell its polysilicon produced at its European plants below a specific minimum price in China. Polysilicon is one of our major raw materials for the production of wafers, which also affects the production of PV cells and modules. A large portion of the sourcing of polysilicon is from the countries that are subject to the above mentioned investigations. Therefore, such anti-dumping and anti-subsidy duties (whether provisional or final) imposed by MOFCOM may increase our cost of production for solar modules. Partly due to China’s anti-dumping and anti-subsidy investigations against the United States, South Korean and the European Union polysilicon manufactures, together with the increase  in demand, since June 2013, polysilicon prices began to increase and reached slightly above US$20 per kilogram as of the date of this annual report. There can be no assurance that the polysilicon price will not increase significantly in the future. To the extent we are not able to pass any increased costs on to our customers, we may be placed at a competitive disadvantage vis-à-vis our competitors, and our business, cash flows, financial condition and results of operations may be materially and adversely affected.

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

We currently expect that our results of operations will, for the foreseeable future, continue to depend on the sale of our PV modules to a relatively small number of customers until we become successful in significantly expanding our customer base or diversifying product offerings. In 2011, 2012 and 2013, sales to our five largest customers accounted for approximately 27.7%, 26.0% and 15.2%, respectively, of our net revenues. We cannot assure you that we will continue to generate significant revenues from these customers or that we will be able to maintain these customer relationships. In addition, our business is affected by competition in the market for the products that many of our major customers sell, and any decline in the businesses of our customers could reduce the purchase of our products by these customers. The loss of sales to any of these customers could also have a material adverse effect on our business, prospects and results of operations.

In addition, a significant portion of our outstanding accounts receivable were derived from sales to a limited number of customers. As of December 31, 2011, 2012 and 2013, our five largest outstanding accounts receivable balance (net of provisions) accounted for approximately 33.8%, 24.2% and 20.1%, respectively, of our total outstanding accounts receivable. We are exposed to the credit risk of these customers, some of which are new customers with whom we have not had extensive business dealings historically. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations.

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

We may not be able to establish a successful solar project development and operation business on a large scale or a timely basis or at all.

We have started initial solar project development and operation business on a small scale in China since 2012 and plan to leverage our experience in PV system installation to quickly build up a solid capacity of PV project development and operation. The solar project business involves a high level of risks and uncertainties. We do not have a long track record of, or substantial prior experience with, solar project development and operation and face significant challenges relating to expansion into this business.

Development and operation of solar projects require significant upfront investments in land use rights and interconnection rights, preliminary engineering, permitting, legal and other expenses before we can determine whether a project is economically, technologically or otherwise feasible. There are generally many months or even years between initial significant upfront investments in solar projects and the time those projects begin to generate revenue. The delay between generating revenue and upfront investments may adversely affect our cash flow, our other business and results of operations. In addition, we will need to rely on long-term financing, including equity and debt financing, to fund the solar project business. We may not be able to obtain necessary financing in sufficient amounts, on favorable terms or in a timely manner, if at all.

Solar projects require solar conditions that can only be found in a limited number of geographic regions and project sites. We may not be able to identify suitable sites in a timely manner or at all. Even if we do, our ability to obtain requisite land use rights with respect to the sites is subject to growing competition from other solar power producers that may have better access to local government support, financial or other resources. If we are unable to identify suitable sites or obtain land use rights for such sites, our ability to develop new solar projects on a timely basis, if at all, will be significantly and adversely affected.

Solar projects are often awarded through competitive bidding processes. It is difficult to predict whether and when we will be awarded a new solar project. The bidding and selection processes are affected by a number of factors, including factors beyond our control, such as market conditions or government incentive programs. Any increase in competition during the bidding process could have a significant adverse effect on our ability to secure solar projects as well as on the financial performance of our solar projects.

In addition to risks and uncertainties generally applicable to all other project development and operation business, we face many solar-project-specific risks and uncertainties, which relate to our abilities to, among other things, negotiate satisfactory engineering, procurement and construction agreements; obtain required land use rights and construction permits and approvals; obtain rights to interconnect the project to the electric grid or to transmit electricity generated; pay interconnection and other deposits, some of which are non-refundable; make financeable arrangements for the purchase of the electricity generated by our project; purchase and install appropriate equipment in a timely manner and on favorable terms; implement and complete the construction in a timely manner; handle potential challenges from project stakeholders, such as local residents, environmental organizations, and others who may not support the project; and address unforeseen engineering problems.

Development and operation of solar projects may also be adversely affected by many other factors outside of our control, such as inclement weather, acts of God, delays in regulatory approvals or in third parties’ delivery of equipment or other materials on schedule. Shortages of skilled labor could also significantly delay a project or otherwise increase costs. Changes in project plans or defective execution may increase our costs and reduce our margins. The solar project business may also significantly divert our resources and management attention, which may affect the performance of our other business.

If we fail to address the above risks and uncertainties, our ability to establish a large-scale solar project development and operation business in a timely manner will be harmed, and our financial condition, results of operations and growth prospects may be materially and adversely affected.

We had in the past breached, and may in the future breach, certain restrictive covenants of some of our loan agreements, which may result in acceleration of repayment of the affected loans and may trigger cross-default provisions of other loans and borrowings and, as a result, adversely and materially affect our liquidity position and ability to obtain bank loans or to borrow in the future.

Our loan agreements with commercial banks in China contain restrictive covenants, some of which require us to maintain certain financial ratios, such as debt-to-asset ratios and coverage ratios. Other restrictive covenants in our loan agreements require us to obtain written consents from the commercial banks before we conduct certain transactions, such as providing guarantee to third parties and disposal of material assets. These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs in a timely manner and we may have to curtail some of our operations and growth plans to comply with these covenants. In addition, any global or regional economic deterioration, or adverse changes to the solar industry, may cause us to incur significant net losses or force us to assume considerable liabilities, which would adversely impact our ability to comply with the covenants of our outstanding loans. Such breach may constitute an event of default, and if the relevant creditors do not grant waivers for any covenant breach, it may trigger an acceleration of the amounts due under the relevant loan agreements. Some of our loan agreements also contain cross-default provisions enabling creditors under such loan agreements to declare an event of default and/or accelerate repayment when there is a default in other debt instruments.  These cross-default provisions may be triggered if any breach of covenants of other loans is not waived in time.

We had been in breach of certain financial covenants, such as debt-to-asset ratios, under certain loan agreements with commercial banks in China, which would have triggered cross-default provisions under certain other relevant loan agreements. As of the date of this annual report, we have obtained written waivers from all the relevant banks with which we have these affected loan agreements, waiving such past breaches and/or cross-defaults. All these waivers also prospectively waived any future breach of such financial covenants for the remaining terms of the affected loans, except for the waiver for one affected loan in the principal amount of US$50 million and due 2019 which waived prospectively future breach of financial covenants until December 2014. We cannot assure you that we will be able to comply with the financial covenants under this affected loan agreement when this waiver expires, and in such case, we will need to seek a new waiver, which we may not be able to obtain on a timely basis or at all.

In addition, while we have been in compliance with financial covenants under all our other loan agreements, depending on our future business, financial condition and results of operations, we may not be able to continue to comply with such financial covenants in the future. In the event of a future breach, we may not be able to cure the breach or obtain a waiver on a timely basis or at all, which could result in an event of default. An event of default under any agreement governing our existing or future debt, if not cured by us or waived by our creditors, could result in an acceleration of the repayment of all or a portion of the loan. If we are required to repay all or a significant portion of the affected loans, we may not have sufficient financial resources to do so, which will adversely and materially affect our liquidity position. Moreover, it is also possible that our failure to comply with restrictive covenants in existing loan agreements may significantly and adversely affect our ability to obtain additional loans from commercial banks in the future. The occurrence of any of these events could have a material adverse effect on our financial condition and business prospects.

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

We made advance payments to some of our polysilicon suppliers under long-term supply contracts we signed with them. As of December 31, 2013, we had long-term prepayment balances for polysilicon in a total amount of RMB884.6 million (US$146.1 million) under such long-term contracts. Currently, we are renegotiating with some of our polysilicon suppliers on the purchase price of a substantial amount of polysilicon supply under certain long-term contracts. See “—Our polysilicon cost may be higher than the market level as a result of our long-term polysilicon purchase commitment with fixed prices, and we have failed to perform certain of our long-term polysilicon supply contracts according to their original terms” above. If we fail to reach agreements with such suppliers on the quantities and price of the polysilicon supply under those contracts, the suppliers may hold the advance payment and claim for further damages. In addition, under existing supply contracts with many of our equipment suppliers, consistent with the industry practice, we make advance payments to our suppliers prior to the scheduled delivery dates for equipment. In many such cases, we make the advance payments without receiving collateral for such payments. As a result, our claims for such payments would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Under such circumstances, our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

Our growth strategy requires substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment and dedicated management attention, and our failure to complete our future expansion plans or otherwise effectively manage our growth could have a material adverse effect on the growth of our sales and earnings.

Our future success partially depends on our ability to expand our manufacturing capacity as needed to meet market demands on our products promptly and in a cost-efficient manner. If we are unable to do so, we will not be able to attain the desired level of economies of scale in our operations or lower our marginal production costs to the level necessary to effectively maintain our pricing and other competitive advantages. We have made substantial capital expenditures for our business expansions. For example, we completed an aggregate of 750 megawatts capacity expansion projects in the third quarter of 2012, bringing our total annual production capacity to 2,450 megawatts. We believe that our actual annual manufacturing capacity can reach approximately 4,000 megawatts for PV modules for 2014. Our growth strategy has required and may continue to require substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment, dedicated management attention and the recruitment and training of new employees and is subject to significant risks and uncertainties, including:

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

Any of these or similar difficulties could adversely affect our ability to manage the growth of our operations. Any significant delays or constraints to our future manufacturing capacity expansion plans, if any, could limit our ability to increase sales, reduce marginal manufacturing costs or otherwise improve our prospects and profitability. In addition, we may have over-capacity as a result of our future manufacturing capacity expansion if we do not sufficiently increase sales.

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

Fine Silicon, our wholly owned polysilicon production subsidiary, started trial production in late 2009 and was initially expected to reach its full production capacity of 3,000 tons of polysilicon per year. However, as market prices of polysilicon decreased sharply in recent years, Fine Silicon’s designed production was no longer cost-effective. Currently, Fine Silicon is not manufacturing any meaningful amount of polysilicon. We recorded a non-cash impairment of long-lived assets of Fine Silicon in an amount of RMB2,275.0 million and RMB200.5 million for 2011 and 2012, respectively, which in the aggregate represented a write-down of the entire equipment of Fine Silicon. We plan to refine Fine Silicon’s production process and resume its normal production when Fine Silicon can produce polysilicon at a cost comparable to or lower than prevailing market prices of polysilicon, which, if achieved, is expected to have a positive effect on our results of operations. However, we cannot assure you that we will be able to successfully resume Fine Silicon’s normal polysilicon production or achieve the desired cost-efficiency in the near future or at all. If we fail to do so, we will not be able to realize the expected positive effect on our results of operations, and our supply of polysilicon will remain to be subject to market volatilities.

Ingot production is energy intensive and if our energy costs rise or if our energy supplies are disrupted, our results of operations may be materially and adversely affected.

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

Most of our sales are currently denominated in Euros or U.S. dollars, while a substantial portion of our costs and expenses is denominated in Renminbi, Euros and U.S. dollars. In addition, we must constantly convert one currency into another to make payments. Therefore, fluctuations in currency exchange rates could have a significant effect on our results of operations due to mismatches among various foreign currency-denominated transactions, including sales of PV modules in overseas markets and purchases of silicon raw materials and equipment in China, and the time gap between the signing of the related contracts and cash receipts and disbursements related to such contracts. In 2013, we recognized a net foreign currency exchange loss of RMB32.2 million (US$5.3 million) primarily due to the depreciation of the Euro against the Renminbi. We have entered into hedging and foreign currency forward arrangements to limit our exposure to foreign currency exchange risk. However, we will continue to be exposed to foreign currency exchange risk to the extent that our hedging and foreign currency forward arrangements do not cover all of our expected revenues denominated in foreign currencies. We cannot predict the effect of exchange rate fluctuations on our foreign currency exchange gains or losses in the future. We may continue to reduce the effect of such exposure through hedging or other similar arrangements, but because of the limited availability of such instruments in China, we cannot assure you that we will always find a hedging arrangement suitable to us, or that such derivative activities will be effective in managing our foreign exchange risk.

In addition, the functional currency for our PRC subsidiaries is Renminbi. Our sales generated by our PRC subsidiaries which are denominated in foreign currencies need to be translated into Renminbi when they are recorded as our revenues. Therefore, depreciation of foreign currencies in which our sales are denominated, such as the Euro and the U.S. dollar, against the Renminbi will cause our reported revenues to decline. In 2011, 2012 and 2013, the depreciation of the Euro and U.S. dollar against the Renminbi adversely affected our total net revenues, as a majority of our PV module shipments were under contracts denominated in the Euro and the U.S. dollar. Any further depreciation of foreign currencies in which our sales are denominated against the Renminbi will continue to adversely affect our revenues and results of operations.

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

We are also exploring ways to improve our PV module products. Additional research and development efforts will be required before our products in development may be manufactured and sold at a commercially viable level. We cannot assure you that such efforts will improve the efficiency of manufacturing processes or yield new produces that are commercially viable. In addition, the failure to realize the intended benefits from our product development initiatives could limit our ability to keep pace with the rapid technological changes, which in turn would hurt our business and prospects. For example, in order to meet the increasing demand for our products and further drive down costs through increased cell conversion efficiency and the larger scale of manufacturing, we started to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells, in June 2009. By the end of 2013, we achieved an average cell conversion efficiency rate of 19.7% on the PANDA commercial production lines and a record cell conversion efficiency rate of 21.0% on the PANDA trial line. However, as we are new to the monocrystalline technology, we may not be able to overcome all technical challenges in the process of commercializing new technologies developed from Project PANDA and maintain or further improve the cell conversion efficiency rate we have achieved. In addition, we only have limited experience with customer demands in the monocrystalline PV market and may not be able to adapt to the monocrystalline PV market conditions. The established and more experienced competitors in the monocrystalline PV market may possess superior technology and have better known brand names than us. If we fail to successfully continue commercializing our monocrystalline PV technology or are unable to operate competitively in the monocrystalline market, we may not be able to recover the cost of our investments, which may have a material adverse effect on our business, financial condition, results of operations and prospects.

Our operating results may fluctuate from period to period.

Our results of operations are subject to many factors beyond our control, which include, among others, changes in costs of raw materials, delays in equipment delivery, suppliers’ failure to perform their delivery obligations, cancellation or delay of customers’ orders, interruptions in utilities supply and other key production inputs, general economic conditions and changes in government policies or incentive schemes, and uncertainties relating to or accounting charges caused by any of these factors. Any one or combination of these factors may cause our results of operations to fluctuate significantly from period to period or deviate from the expectations of the investment community or our own projections. As a result, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results or projections as an indication of our future performance.

Failure to achieve satisfactory output of our PV modules and PV systems could result in a decline in sales.

The manufacture of PV modules and PV systems is a highly complex process. Disruptions or deviations in one or more components of the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in no output. Historically, we had from time to time experienced lower-than-anticipated manufacturing output during the ramp-up period of production lines. This often occurred during the production of new products, the installation of new equipment or the implementation of new process technologies. For example, in the fourth quarter of 2012, due to the challenging solar market conditions and continuing decline in average selling prices of PV modules, we recognized an impairment of long-lived assets of Fine Silicon in an amount RMB200.5 million and a loss of RMB61.7 million related to disposal of certain equipment. These non-cash charges significantly and adversely affected our results of operations in the fourth quarter and full year 2012. As we bring additional lines or facilities into production, we may operate at less than intended capacity during the ramp-up period and produce less output than expected. This would result in higher marginal production costs which could have a material adverse effect on our profitability.

Unsatisfactory performance of or defects in our products may cause us to incur additional warranty expenses, damage our reputation and cause our sales to decline.

Before September 30, 2011, our PV modules are typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. From October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nameplate power for 10 years, and 80.7% of nameplate power for 25 years for multicrystalline PV modules and 98.0% of nameplate power for the first year, 92.0% of nameplate power for 10 years, and 82.0% of nameplate power for 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with linear-based warranty which guarantees each year’s power output during the twenty-five-year warranty period. In 2012, we entered into a module performance warranty insurance agreement with Munich Re’s specialty primary insurers. According to the agreement, both of us provided additional economic security for large-scale commercial and utility project developers, investors and debt providers during the period from October 1, 2012 to September 30, 2013 in connection with our multicrystalline PV modules. In December 2013, we entered into a similar module performance warranty insurance agreement with another insurance company for the same scope of beneficiaries for 2014. Nevertheless, we bear the risk of warranty claims long after we have sold our products and recognized revenues. We have sold PV modules only since January 2003, and none of our PV modules has been in use for the entire warranty periods. In connection with our PV system sales in the PRC, we provide a one- to five- year warranty against defects in our modules, storage batteries, controllers and inverters. As of December 31, 2011, 2012 and 2013, our accrued warranty costs amounted to RMB457.7 million, RMB555.4 million and RMB666.9 million (US$110.2 million), respectively. Moreover, because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate, and because our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty by us for our products will be adequate in light of the actual performance of our products. If we experience a significant increase in warranty claims, we may incur significant repair and replacement costs associated with such claims. Furthermore, widespread product underperformances or failures will damage our reputation and customer relationships and may cause our sales to decline, which in turn could have a material adverse effect on our financial condition and results of operations.

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

We obtain some of the equipment used in our manufacturing process from a small number of selected suppliers. If our equipment is damaged or new or replacement equipment is not delivered to us in a timely manner or is otherwise unavailable, our ability to deliver products timely will suffer, which in turn could result in cancellations of orders and loss of revenue for us.

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

We require many of our customers to make an advance payment representing a small percentage of their orders, which is a business practice that help us manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we need to finance our working capital requirements. We cannot assure you that this practice will not cease in the future. If this practice ceases, we may not be able to secure additional financing on a timely basis or on terms acceptable to us or at all. Currently, a significant portion of our revenue is derived from credit sales to our customers, generally with payments due within four months after shipment. As a result, any future decrease in the use of cash advance payments by our customers may negatively impact our short-term liquidity and, coupled with increased credit sales to a small number of major customers, expose us to additional and more concentrated credit risk since a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2011, 2012 and 2013, our five largest outstanding accounts receivable balance accounted for approximately 33.8%, 24.2% and 20.1%, respectively, of our total outstanding accounts receivable. The failure of any of these or other customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. For example, as a result of certain customers’ prolonged failure to settle accounts receivable and the continuing deterioration of their financial condition and creditworthiness, we made a total provision of RMB3.1 million (US$0.5 million) in 2013 for the doubtful accounts receivable related to these customers. Besides, we may need to from time to time commence legal proceddings to recover accounts receivables from customers, which may also increase our cost. Although we have been able to maintain adequate working capital primarily through short-term borrowing, our prior convertible senior notes offering, follow-on offering and medium-term notes offering, other debt issuances and long-term bank borrowings, any failure by our customers to settle outstanding accounts receivable in the future could materially and adversely affect our cash flow, financial condition and results of operations.

We have issued, and may issue in the future, equity securities or securities convertible into or exchangeable for our ordinary shares, which may cause our existing shareholders to incur further dilution upon conversion of such securities.

We have issued, and may issue in the future, equity securities or securities convertible into our ordinary shares. In the event that the securities convertible into our ordinary shares are converted, our existing shareholders may incur further dilution. For example, in January 2009, we issued an aggregate amount of US$49.4 million of senior secured convertible notes due 2012, or senior secured convertible notes, to Trustbridge Partners II, L.P., or Trustbridge, or its affiliates in connection with our acquisition of Cyber Power. From June 2009 to January 2012, we issued an aggregate of 11,588,713 ordinary shares to Trustbridge as a result of the conversion of the full amount of the senior secured convertible notes. In addition, in connection with a credit agreement between Yingli Energy (China) Company Ltd., or Yingli China, and a fund managed by Asia Debt Management Hong Kong Limited, or ADM Capital, entered into in January 2009, we issued 4,125,000 warrants to ADM Capital under the terms of a warrant agreement entered into in April 2009. From May 2010 to May 2011, a total of 2,454,271 ordinary shares in the form of ADSs were issued to ADM Capital in connection with its exercise of the total 4,125,000 warrants. No convertible securities are outstanding as of the date of this annual report. Any future issuance of equity securities or securities convertible into or exchangeable for our equity securities may cause further dilution to our existing shareholders. If our future acquisition, expansions, or market changes or other developments cause us to require additional funding, we may issue additional securities convertible into or exchangeable for our ordinary shares, and our existing shareholders could incur substantial dilution.

A majority of our production, storage, administrative and research and development facilities are located in close proximity to one another in an industrial park in China. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

A majority of our production, storage, administrative, research and development facilities are located in close proximity to one another in an industrial park in Baoding, Hebei Province, China. A natural disaster or other unanticipated catastrophic event, including power interruption and war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would be unable to meet our production targets and our business would suffer. Our manufacturing processes generate noise, waste water, gaseous and other industrial wastes. This creates a risk of work-related accidents and places high demands on work safety measures. No major injuries have occurred at our facilities in connection with work-related accidents to date. Nonetheless, we cannot assure you that accidents involving serious or fatal injuries will not occur at our facilities. Furthermore, there is a risk of contamination and environmental damage associated with hazardous substances used in our production processes. The materialization of any of the above risks could have a material adverse effect on our business, financial condition and results of operations.

Our principal shareholder has significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders, including holders of theADSs.

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

Baoding Tianwei Baobian Electric Co., Ltd., or Tianwei Baobian, our joint venture partner as to Tianwei Yingli, has significant influence over Tianwei Yingli, one of our principal operating entities, and Tianwei Baobian may prevent Tianwei Yingli from taking actions that are in the best interest of us or Tianwei Yingli. In addition, Tianwei Baobian will have significant influence over us if it exercises the subscription right, and Tianwei Baobian’s interests may not be aligned with our interests or the interests of our shareholders.

Tianwei Baobian currently owns a 25.99% equity interest in Tianwei Yingli, one of our principal operating entities. Tianwei Baobian has significant influence over Tianwei Yingli through its board representation in Tianwei Yingli and other rights in accordance with the joint venture contract with us and the articles of association of Tianwei Yingli. Tianwei Baobian is entitled to appoint three of the nine directors of Tianwei Yingli. Tianwei Baobian may have different views and approaches with respect to the management and operation of Tianwei Yingli from those of us. Tianwei Baobian may disagree with us in the management and operation of Tianwei Yingli and may vote against actions that we believe are in the best interest of Tianwei Yingli or us. For example, directors appointed by Tianwei Baobian may vote against matters that require unanimous approval of all directors. Directors appointed by Tianwei Baobian may also hinder or delay adoption of relevant resolutions by not attending a board meeting, thereby preventing achievement of a quorum and forcing the meeting to be postponed for no more than seven days. See “Item 4.A. History and Development of the Company — Joint Venture Contract — Tianwei Yingli’s Management Structure Board of Directors”. Due to Tianwei Baobian’s ability to exercise influence over Tianwei Yingli through its appointed directors, and through its other rights under the joint venture contract, any significant deterioration of our relationship or our disagreement with Tianwei Baobian may cause disruption to Tianwei Yingli’s business, which could in turn have a material adverse effect on our business prospects, financial condition and results of operations.

Tianwei Baobian may also have disagreement or dispute with us with respect to our respective rights and obligations on matters such as the exercise of Tianwei Baobian’s right to subscribe for ordinary shares newly issued by us in exchange for its equity interest in Tianwei Yingli. Except in limited circumstances, we may not be able to unilaterally terminate the joint venture contract in the event of such disagreement or dispute even if such termination would be in our best interest. See “Item 4.A. History and Development of the Company —Joint Venture Contract —Unilateral Termination of the Joint Venture Contract”. Any such disputes may result in costly and time-consuming litigations or other dispute resolution proceedings which may significantly divert the efforts and resources of our management and disrupt our business operations.

Furthermore, Tianwei Baobian may transfer all or a part of its equity interest in Tianwei Yingli pursuant to the joint venture contract entered into between Tianwei Baobian and us. If we fail to exercise our right of first refusal in accordance with the procedures set forth in the joint venture contract and are thus deemed to have consented to any such proposed transfer by Tianwei Baobian to a third party or if Tianwei Baobian transfers its equity interest in Tianwei Yingli to its affiliates, such third party or such Tianwei Baobian’s affiliate will become a holder of Tianwei Yingli’s equity interest. The interests of such third party or such Tianwei Baobian’s affiliate may not be aligned with our interests or the interest of Tianwei Yingli. See “Item 4.A. History and Development of the Company— Joint Venture Contract — Transfer of Equity Interests in Tianwei Yingli — Right of First Refusal”. In January 2014, Tianwei Baobian entered into an equity interest transfer agreement with Baoding Tianwei Group Co., Ltd., or Tianwei Group, Tianwei Baobian’s controlling shareholder. According to the transfer agreement, Tianwei Baobian inteneds to transfer 7% of the equity interests of Tianwei Yingli to Baoding Tianwei Group Limited. The transfer is subject to the approval of governmental authority.

In addition, the Baoding State-Owned Assets Supervision and Administration Commission completed the transfer of all of its equity interest in Tianwei Group to China South Industries Group Corporation, or China South. It is unclear how Tianwei Baobian’s business strategy with respect to its shareholding in Tianwei Yingli will change subsequent to the acquisition by China South of Tianwei Group and how such change, if any, will affect the management and operation of Tianwei Yingli.

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

Under the joint venture contract entered into between Tianwei Baobian and us, Tianwei Baobian may request us to make best efforts to purchase from Tianwei Baobian all but not part of its equity interest in Tianwei Yingli. Upon such request by Tianwei Baobian, we will undertake to use our best efforts to assist Tianwei Baobian in completing the transfer of such equity interest held by Tianwei Baobian. The manner and the price at which Tianwei Baobian sells its equity interest in Tianwei Yingli will be decided by mutual agreement between Tianwei Baobian and us based on the fair market value of its and our equity interest in Tianwei Yingli, respectively, and in accordance with relevant PRC laws and regulations. If the purchase of Tianwei Baobian’s equity interest in Tianwei Yingli is required to be paid in cash, we may not be able to obtain adequate funding in time and on terms acceptable to us, if at all, to pay for such purchase price. After the completion of the equity transfer from Tianwei Baobian to Tianwei Group, Tianwei Group may enjoy the same rights of Tianwei Baobian over the 7% equity interests held by it in Tianwei Yingli.

Negative publicity, rumors or media coverage of Tianwei Baobian, our company, our affiliates or business partners, could materially and adversely affect our reputation, business and financial condition.

Since all of Tianwei Yingli’s equity interests are held together by us and Tianwei Baobian, negative rumors or media coverage of Tianwei Baobian, whether or not accurate and whether or not applicable to us, may have a material adverse effect on our reputation, business and financial condition.

In addition, negative publicity of our company or our affiliates or business partners, whether or not accurate and whether or not applicable to us, may have a material adverse effect on our reputation, business and financial condition. We cannot assure you that there will not be negative rumors or media coverage related to Tianwei Baobian, our company, our affiliates or business partners in the future.

If the parent company of our minority partner in Tianwei Yingli or any affiliate of such parent company engages in sanctioned activities inconsistent with the laws and policies of other countries, the reputation of Tianwei Yingli and us may be negatively affected. As a result, some of our shareholders may divest our shares and prospective investors may decide not to invest in our shares, which may cause the price of the ADSs to decline.

The United States and other countries maintain economic and other sanctions against several countries, or the sanctioned countries, and persons engaged in specified activities, such as support of the proliferation of weapons of mass destruction and of terrorism.

Tianwei Baobian is our minority joint venture partner which owns 25.99% equity interest in one of our operating subsidiaries, Tianwei Yingli. Based on publicly available information, Tianwei Group was acquired by China South in March 2008, and Tianwei Group and China South collectively own 51.3% of the outstanding shares of Tianwei Baobian.

There have been news reports that China South, Tianwei Group and Tianwei Baobian conducted construction activities in or exported transformers to some sanctioned countries, including Iran and Sudan, in recent years. China North Industries Corporation, or Norinco, an affiliate of China South, was designated by the U.S. State Department under the Iran Nonproliferation Act of 2000 as engaged in the transfer to Iran of equipment and technology having the potential to make a material contribution to the development of weapons of mass destruction. Norinco was also reported to have had activities in and exported products to some sanctioned countries, including Iran, Sudan and Syria, some of which include military products and applications. In addition, Norinco is listed as one of the prohibited companies by some state and municipal governments, universities and investors in the United States due to its business relationships with the sanctioned countries. Certain of the sanctioned countries in which China South, Tianwei Group, Tianwei Baobian and Norinco have been reported to have had activities, such as Iran, Syria and Sudan, are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.

As a result of China South’s acquisition of Tianwei Group discussed above, Tianwei Yingli, our subsidiary, became an affiliate (as defined under the rules of the Exchange Act) of China South and Norinco. Neither our company nor any of our other subsidiaries is an affiliate of China South or Norinco. We have no control over Tianwei Baobian, Tianwei Group, China South, Norinco or their respective affiliated entities, nor has any of such entities requested Tianwei Yingli or us to have contacts with or otherwise conduct any sanctioned activity in any of the sanctioned countries. However, to the extent such entities are involved in activities that, if performed by a U.S. person, would be illegal under U.S. sanctions, or if any of such entities becomes subject of any economic sanctions maintained by the United States or other countries or entities, reputational issues relating to Tianwei Yingli or us may arise, and the investor sentiment with respect to the ADSs may be affected. Although neither we nor any of our other subsidiaries are an affiliate of China South or Norinco, investors in the United States may believe that the value of their investment in us may be adversely affected due to Tianwei Yingli’s affiliation with such entities or our connection with such entities through Tianwei Yingli, or they may choose not to invest in, and to divest any investments in, issuers that are associated even indirectly with sanctioned activities or sanctioned countries. Any negative investor sentiment as the result of such reputational issues may cause the price of the ADSs to decline and adversely affect the value or your investment in us.

Our joint venture partner, Tianwei Baobian, has entered into competing businesses with us, which may adversely affect our business, prospects, financial condition and results of operations.

Our joint venture contract with Tianwei Baobian and Tianwei Yingli’s articles of association do not impose non-competition restrictions upon Tianwei Baobian. While Tianwei Baobian’s current principal business is the manufacture of large electricity transformers, Tianwei Baobian has entered into the PV business through investments in various companies that are engaged in the manufacture of polysilicon, ingots, wafers, PV cells or PV modules and thin film modules. As these companies continue to expand their business, they may compete with us for both supply of raw materials and customers, and we may not have any legal right to prevent them from doing so. In addition, the parent of Tianwei Baobian has also made investments in the PV business. Because of Tianwei Baobian’s familiarity with and its ability to influence Tianwei Yingli’s business, competition from Tianwei Baobian or its affiliates could have a material adverse effect on our business, prospects, financial condition and results of operations.

The grant of employee share options and other share-based compensation could adversely affect our net income.

We adopted our 2006 stock incentive plan in December 2006. Our board of directors approved in April 2007 and our shareholders approved in May 2007 amendment No. 1 to the 2006 stock incentive plan to increase the number of ordinary shares we are authorized to issue under the 2006 stock incentive plan. Our board of directors approved in July 2009 and our shareholders approved in August 2009 amendment No. 2 to the 2006 stock incentive plan to increase the number of ordinary shares we are authorized to issue under the 2006 stock incentive plan. Under the 2006 stock incentive plan, as amended, we may grant to our directors, employees and consultants up to 2,715,243 restricted shares and options to purchase up to 10,030,195 of our ordinary shares. As of the date of this annual report, we have granted to eight executive officers, 659 employees and four independent directors options to purchase 7,314,129 ordinary shares in the aggregate (excluding forfeited and cancelled options) and an aggregate of 2,631,268 restricted (excluding forfeited restricted shares) to DBS Trustee Limited, or the trustee, for the benefit of seven executive officers and 74 employees and non-employees. See “Item 6.B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — 2006 Stock Incentive Plan”. We account for compensation costs for all share-based awards including share options granted to our directors and employees using a fair-value based method, which may have a material and adverse effect on our reported earnings. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness of such incentive plan to us. However, if we reduce the scope of our stock incentive plan, we may not be able to attract and retain key personnel, as share options are an important tool to recruit and retain qualified and desirable employees.

Our results of operations are difficult to predict, and if we do not meet the market expectations, the price of the ADSs will likely decline.

Our results of operations are difficult to predict and have fluctuated from time to time in the past. We expect that our results of operations may continue to fluctuate from time to time in the future. It is possible that our results of operations in some reporting periods will be below market expectations. Our results of operations will be affected by a number of factors as set forth in “Item 5. Operating and Financial Review and Prospects”. If our results of operations for a particular reporting period are lower than the market expectations for such reporting period, investors may react negatively, and as a result, the price of the ADSs may materially decline.

Our limited intellectual property protection inside and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.

We have been granted 698 patents and are applying for 342 patents as of the date of this annual report. Other than the know-how available in the public domain, we have developed in-house unpatented technical know-how that we use to manufacture our products. Many elements of our manufacturing processes involve proprietary know-how, technology or data, either developed by us in-house or transferred to us by our equipment suppliers, which are not covered by patents or patent applications, including manufacturing technologies and processes and production line and equipment designs. We rely on a combination of patent, trademark, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Nevertheless, these measures provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or our other intellectual property rights, which could have a material adverse effect on our business, financial condition or results of operations. Policing the unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. Such litigation may be costly and may divert management attention as well as our other resources away from our business. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent we are unable to recover them from other parties. An adverse determination in any such litigation could result in the loss of our intellectual property rights and may harm our business, prospects and reputation.

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

We are exposed to various risks related to legal or administrative proceedings or claims that could adversely affect our financial condition, results of operations and reputation, and may cause loss of business.

Litigation in general can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. We may be involved in allegations, litigation or legal or administrative proceedings from time to time.

For example, on June 21, 2010, we commenced an arbitration proceeding against International Comercial E Industrial, S.A., or INCEISA, a Spanish Solar product distributor, at the International Court of Arbitration of the International Chamber of Commerce. We commenced the arbitration seeking recovery of certain unpaid accounts receivable of approximately US$7.04 million and €14.47 million by INCEISA under the terms of a written settlement agreement. On October 11, 2011, the arbitral tribunal granted an award directing INCEISA to pay us over US$2.29 million and €15.98 million, respectively, as damages for breach of contractual obligations, as well as associated legal and arbitration cost.

In October 2012, we received notice of an antitrust and unfair competition lawsuit filed by Solyndra, LLC (a U.S.-based solar company) against us and two other China-based solar manufacturers in the U.S. District Court for the Northern District of California. We filed our joint motion to dismiss all of the claims in an amended complaint by Solyndra’s liquidation trustee with our co-defendants (Suntech Power Holdings Co., Ltd., Suntech America, Inc., Trina Solar Ltd. and Trina Solar (U.S.) Inc.) in early March 2013. On April 9, 2014, we received an order denying defendants’ joint motion to dismiss Solyndra’s claims.  A case management conference has been set for April 23, 2014, at which the court will likely set a schedule for the remainder of the Solyndra litigation. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings”.

In October 2013, we received notice of an antitrust lawsuit with similar claims filed another U.S.-based solar company, by Energy Conversion Devices Liquidation Trust, or ECD, through its liquidating trustee, against us and the same China-based solar manufacturers in the U.S. District Court of the Eastern District of Michigan. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings”.

In addition, we entered into several slurry processing and supply contracts with a supplier in the past. Starting from late 2011, due to certain quality control issues of the supplier and substantial changes in the slurry processing market, we and this supplier had disputes over the performance of the contracts and payments of accounts receivable. While we have been in discussion on the resolution of the disputes, this supplier has threatened to initiate legal actions against us. As of the date of this annual report, we have not received any summons or notice from any court or arbitration body. While it is premature at this stage to evaluate our potential liabilities or losses, if any, relating to such disputes, if we are found to be liable in legal actions or other proceedings this supplier may bring against us, our financial position may be adversely affected.

Regardless of the merits, responding to allegations, litigation or legal or administration proceedings and defending against litigation can be time consuming and costly, and may result in us incurring substantial legal and administrative expenses, as well as divert the attention of our management. Any such allegations, lawsuits or proceedings could have a material adverse effect on our business operations. Further, unfavorable outcomes from these claims or lawsuits could materially and adversely affect our business, financial condition and results of operations.

Our business depends substantially on the continuing efforts of our executive officers and key technical personnel, and our ability to maintain a skilled labor force. Our business may be materially and adversely affected if we lose their services.

Our future success depends substantially on the continued services of our executive officers, in particular Liansheng Miao, our chief executive officer, Xiangdong Wang, our vice president, Zhiheng Zhao, our vice president, Yiyu Wang, our chief financial officer, Xiaoqiang Zheng, our chief operating officer, Dengyuan Song, our chief technology officer, Jingfeng Xiong, our vice president, and Zongwei Li, our vice president and chief strategic officer. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. In addition, if any of our executive officers join a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-competition provisions. However, if any disputes were to arise between one of our executive officers and us, we cannot assure you of the extent to which such officer’s employment agreement could be enforced in China. Furthermore, recruiting and retaining capable personnel, particularly experienced engineers and technicians familiar with our PV products manufacturing processes, is vital to maintaining the quality of our PV products and to continuously improving our production methods. There is substantial competition for qualified technical personnel, and we cannot assure you that we will be able to attract or retain qualified technical personnel. If we are unable to attract and retain qualified employees, key technical personnel and our executive officers, our business may be materially and adversely affected.

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

Compliance with construction and environmental regulations can be expensive, and noncompliance with present or future construction and environment regulations may result in adverse publicity, potentially significant monetary damages and fines and suspensions of our business operations.

Historically, we had started construction and operation of certain of our facilities without having obtained all of the necessary construction permits and environmental approvals as required under the relevant regulations. We also started constructing certain other facilities as part of our prior capacity expansion projects while applying for the relevant construction permits and environmental approvals. Both our prior and current failure to obtain the relevant construction permits and environmental approvals for construction of our facilities may prevent us from obtaining ownership certificates for our facilities. Our failure to obtain the construction permits, environmental approvals, and ownership certificates may subject us to fines or penalties, which may adversely affect our construction process, business operations and results of operations. Further, we started manufacturing without passing the examination and acceptance procedures as required under the relevant regulations. Our failure to pass the examination and acceptance procedures before commencement of manufacturing may subject us to penalties, such as monetary fines or suspension of our business operations. Moreover, on March 6 and March 12, 2014, Hainan Yingli received notices from the Department of Land, Environment and Resources of Hainan Province and Haikou Municipal Environmental Protection Bureau, respectively, requesting Hainan Yingli to (i) suspend partially its production lines, and (ii) apply for new environmental impact assessments for the increase in its production capacity due to equipment upgrades. See “Item 4.B. Business Overview — Environmental Matters”. In addition, the failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations. Our manufacturing processes generate noise, waste water, gaseous and other industrial wastes and are required to comply with national and local regulations regarding environmental protection. Except as disclosed in this annual report, we believe we are currently in compliance with present environmental protection requirements in all material respects, and have obtained or in the process of obtaining all necessary environmental permits. In addition, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. If we fail to comply with any future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. See “Item 4.B. Business Overview — PRC Governmental Regulations — Environmental Regulations”.

We are subject to cyber security risks and breaches, which could adversely affect our business and disrupt our operations.

We are subject to cyber security risks and may incur substantial costs to minimize those risks. Cyber security breaches, such as unauthorized access, accidents, employee errors or malfeasance, computer viruses, computer hackings or other disruptions, could compromise the security of our data and infrastructure, thereby exposing such information to unauthorized access by third parties. Techniques used to obtain unauthorized access to, or to sabotage systems, change frequently and generally are not recognized until launched against a target. We may be required to expend significant capital and other resources to remedy, protect against or alleviate these and related problems, and we may not be able to remedy these problems in a timely manner, or at all. Any security breaches that occur could disrupt our operations, increase our security costs, or expose us to potential losses due to data corruption or information leakage, which could have a material adverse effect on our business.

Our independent registered public accounting firm’s audit documentation related to their audit report included in this annual report may include audit documentation located in the People’s Republic of China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual reports filed with the U.S. Securities and Exchange Commission, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (“PCAOB”), is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Our operations are conducted in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Accordingly, no audit documentation located in China related to our independent registered public accounting firm’s reports included in our filings with the U.S. Securities and Exchange Commission is currently inspected by the PCAOB.

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

The inability of the PCAOB to conduct inspections in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

The Chinese member firm of the KPMG network, of which our independent registered public accounting firm is also a member, may be temporarily suspended from practicing before the SEC. If a delay in completion of our audit process occurs as a result, we could be unable to timely file certain reports with the SEC, which may lead to the delisting of our stock.

In the year ended December 31, 2013, significant portion of our sales were to customers in China, and we have significant operations in China. Certain of our independent registered public accounting firm’s audit documentation related to their audit reports included in this annual report may be located in China, and certain audit procedures take place within China’s borders. The PCAOB is currently unable to conduct inspections in China or review audit documentation located within China without the approval of Chinese authorities. Like many U.S. companies with significant operations in China, our independent registered public accounting firm may rely on a Chinese member firm for assistance in completing the audit work associated with our operations in China.

On January 22, 2014, an initial administrative law decision was issued, suspending the Chinese member firms of the “Big Four” accounting firms, including KPMG, from, among other things, practicing before the SEC for six months. The decision is not yet effective and will only become effective when and if the SEC endorses it. If the decision takes effect, the work of our auditors could be delayed and it will be difficult for us to identify and engage other qualified independent auditors. A delay in the completion of the audit process could delay the timely filing of our annual reports with the SEC. A delinquency in our filings with the SEC may result in NYSE initiating delisting procedures, which could have a material adverse effect on our results of operation and financial condition.

The ordinary shares underlying the ADSs you purchased could become redeemable by us without your approval.

Under the express terms of our ordinary shares, the ordinary shares underlying the ADSs in our issued and outstanding share capital are not redeemable. However, our board of directors may pass resolutions to allow us to redeem the ordinary shares from the holders and two-thirds of the votes cast by the holders of the ordinary shares may approve such variation of share rights. The minority shareholders will not be able to prevent their share rights being varied in such a way and their ordinary shares could become redeemable by us as a result.

We have adopted a shareholders rights plan, which, together with the other anti-takeover provisions of our articles of association, could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by the ADSs, at a premium.

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

This rights plan and the other anti-takeover provisions of our articles of association could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our existing authorized ordinary shares confer on the holders of our ordinary shares equal rights, privileges and restrictions. The shareholders have, by virtue of adoption of our third amended and restated articles of association, authorized the issuance of shares of par value of US$0.01 each without specifying any special rights, privileges and restrictions. Therefore, our board of directors may, without further action by our shareholders, issue our ordinary shares, or issue shares of such class and attach to such shares special rights, privileges or restrictions, which may be different from those associated with our ordinary shares. Preferred shares could also be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue ordinary shares or issue preferred shares, the price of the ADSs and the notes may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

A simple majority of the holders of our shares who vote at a general meeting may sub-divide any of our shares into shares of a smaller par value and may determine that, among the shares so sub-divided, some of such shares may have preferred or other rights or restrictions that are different from those applicable to other such shares.

Under our articles of association, a simple majority of the holders of our shares who vote at a general meeting may sub-divide any of our shares into shares of a smaller par value than is fixed by our articles of association, subject to the Companies Law of the Cayman Islands, and may by such resolution determine that, among the shares so sub-divided, some of such shares may have preferred or other rights or restrictions that are different from those applicable to the other such shares resulting from such sub-division. Any sub-divided shares will be allocated on a pro-rated basis among the holders of our shares, and a two-thirds vote of any class of shares having special rights or restrictions as a result of such sub-division will be required to further vary the special rights or restrictions attached to such shares. The purpose of this provision is to give flexibility to the shareholders to vary the share capital by effecting a sub-division and alter the rights attaching to the sub-divided shares in order to facilitate transactions where shareholders provide benefits or contribute assets to our company in consideration of an enhancement of the rights of their shares rather than an issue of new shares. However, as the minority shareholders will not be able to prevent the majority shareholders from effecting such sub-division and designation of special rights or restrictions, such rights of our majority shareholders may discourage investors making an investment in us, which may have a material adverse effect on the price of the ADSs.

The quorum for the general meeting of our shareholders is one-third of our issued voting shares. Accordingly, shareholder resolutions may be passed without the presence of the majority of our shareholders in person or by proxy.

The quorum required for the general meeting of our shareholders is two shareholders entitled to vote and present in person or by proxy or, if the shareholder is a corporation, by its duly authorized representative representing not less than one-third in nominal value of our total issued voting shares. Therefore, subject to obtaining the requisite approval from a majority of the shareholders so present, a shareholder resolution may be passed at our shareholder meetings without the presence of the majority of our shareholders present in person or by proxy. Such rights by the holders of a minority of our shares may discourage investors from making an investment in us, which may have a material adverse effect on the price of the ADSs.

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

Our business is based in China and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, the level of development, the growth rate, the control of foreign exchange, and the allocation of resources. While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

In addition, we cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, the growth rate of China’s gross domestic product has slowed down in recent years, from 7.8% in 2012 to 7.7% in 2013. The Chinese government has set the gross domestic product growth rate at 7.5% for 2014. We cannot assure you that the various macroeconomic measures, monetary policies and economic stimulus package adopted by the PRC government to guide economic growth and the allocation of resources will be effective in sustaining the fast growth rate of the Chinese economy.

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

On August 8, 2006, six PRC government and regulatory authorities, including the PRC Ministry of Commerce, or the MOFCOM, and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled “Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors”, or the M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rule, as amended, among other things, established procedures and requirements that could make merger and acquisition activities by foreign investors time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, or a foreign company with substantial PRC operations, if certain thresholds under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008, are triggered. Furthermore, MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisition of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, which came into effect on September 1, 2011, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. According to Circular No. 6, a security review is required for mergers and acquisitions by foreign investors of PRC domestic enterprises (i) having “national defense and security” concerns, and (ii) where the foreign investors may acquire the “de facto control” of the PRC domestic enterprises having national security concerns such as key farm products, key energy and resources, and key infrastructure, transportation, technology and major equipment manufacturing industries. Circular No. 6, however, does not define the term of “key” or “major”, nor has it exhausted all the industries that may be deemed as sensitive industries subject to the security review. When deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review by MOFCOM, the principle of “substance over form” should be applied and foreign investors are prohibited from bypassing the security review requirement by structuring transactions through nominee holding structure, trusts, indirect investments, leases, loans, control through contractual arrangements, offshore transactions, or other means. We believe that our current business is not in an industry related to national security. However, we cannot preclude the possibility that MOFCOM or other government agencies may release interpretations or new rules contrary to our understanding or broaden the scope of such security review in the future. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of these regulations in order to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to overseas investment by PRC residents may restrict our overseas and cross-border investment activities and adversely affect the implementation of our strategy as well as our business and prospects.

In 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued a number of rules regarding offshore investments by PRC residents. The rule currently in effect, the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Return Investment Activities of Domestic Residents Conducted Via Offshore Special Purpose Companies, known as SAFE Notice 75, was issued in October 2005. SAFE Notice 75 requires PRC residents to register with and/or receive approvals from SAFE in connection with certain offshore investment activities. An amendment to registration or filing with the local SAFE branch by such PRC resident is also required for the injection of equity interests or assets of an onshore enterprise in the offshore special purpose company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore special purpose company. Moreover, to further clarify the implementation of SAFE Notice 75, since May 2007, SAFE has issued guidance to its local branches regarding the operational procedures for such registration, which provides more specific and stringent requirements on the registration relating to SAFE Notice 75. The guidance imposes obligations on PRC subsidiaries of the offshore special purpose company to coordinate with and supervise the beneficial owners of the offshore entity who are PRC citizens or residents to complete the SAFE registration process. If the shareholders or beneficial owners fail to comply, the PRC subsidiaries are required to report the noncompliance to the local branches of SAFE. Since we are a Cayman Islands company with a substantial portion of shares held by Yingli Power Holding Company Ltd., a British Virgin Islands company controlled by Mr. Liansheng Miao, our chairperson and chief executive officer and a PRC resident, Mr. Miao is subject to the registration requirements under SAFE Notice 75 and relevant SAFE guidance.

Mr. Miao made the requisite SAFE registration with respect to his investment in Yingli Power Holding Company Ltd. and us in August 2006. Mr. Miao amended his SAFE registration in June 2007, January 2008, October 2009 and January 2014, in connection with our initial public offering in June 2007, the secondary and convertible senior notes offerings in December 2007, the issuance of senior secured convertible notes and the follow-on offering in 2009, the change of Mr. Miao’s shareholding in Yingli Power Holding Company Ltd. and us in 2014, respectively. We have requested our other beneficial owners who are PRC residents to make the necessary applications and filings in connection with our offshore financing transactions as required under SAFE Notice 75 and relevant SAFE guidance. However, we cannot assure you that all of our beneficial owners who are PRC residents have complied with our request to apply for or obtain any registrations or approvals required under these or other regulations or legislation, such as any amendment registrations with local SAFE in relation to their ownership changes in us.

The failure or inability of Mr. Miao or any of our other beneficial owners who are PRC residents to comply with the registration procedures set forth in SAFE Notice 75 and relevant SAFE guidance may subject Mr. Miao or such beneficial owner who is a PRC resident to fines and legal penalties, result in potential liability for our PRC subsidiaries, such as Tianwei Yingli, and in some instances, for their legal representatives and other liable individuals, limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries, such as Tianwei Yingli, and may also limit their ability to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us. See “Item 4.B. Business Overview — PRC Governmental Regulations — Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions” .

Dividends we may receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.

The Enterprise Income Tax Law, or the EIT Law, and its implementation rules provide that withholding tax at a rate of 10% is applicable to dividends payable to non-PRC investors that are “non-resident enterprises”, to the extent such dividends are derived from sources within the PRC, unless any such non-PRC investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Furthermore, a circular issued by the Ministry of Finance, or the MOF, and the State Administration of Taxation on February 22, 2008 stipulates that undistributed earnings generated prior to January 1, 2008 are exempt from enterprise income tax. We are a Cayman Islands holding company, Yingli Green Energy (International) Holding Company Limited, or Yingli International, is a British Virgin Islands intermediate holding company and Cyber Lighting Holding Company Limited, or Cyber Lighting, is a Hong Kong intermediate holding company. The Cayman Islands and the British Virgin Islands where such holding companies are incorporated do not have a tax treaty with China. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income entered into in August 2006, or the Mainland and the Hong Kong Taxation Arrangement, subject to the confirmation of the in-charge local tax authority, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%, if the foreign investor is the “beneficial owner” and owns directly at least 25% the equity interest of the foreign-invested enterprise. Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, if any, will be subject to a 10% withholding tax or, in the case of the dividends paid to Cyber Lighting, 5% withholding tax (subject to the confirmation of the local tax authority), if we are considered as “non-resident enterprises” under the EIT Law. We intend to reinvest indefinitely undistributed earnings since 2008 and therefore have not recognized a deferred income tax liability for those earnings. If we are subject under the EIT Law to such withholding tax for any dividends we may receive from our subsidiaries, it will materially and adversely increase our income tax expense.

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

Under the EIT Law and implementation rules issued by the State Council, PRC withholding tax at a rate of 10% is applicable to payments of dividends to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such payments of dividends have their sources within the PRC. PRC withholding tax at a rate of 20% is applicable to payments of dividends to investors who are non-resident individuals, to the extent such payments of dividends have their sources within the PRC. Any gain realized on the transfer of ADSs or ordinary shares by such investors is also subject to the PRC income tax if such gain constitutes income derived from sources within the PRC. It is currently unclear what constitutes income derived from sources within the PRC. Therefore, it is unclear whether dividends we may pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax if we were treated as a PRC resident enterprise. Furthermore, according to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that any dividends to be distributed by us to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing for a different withholding arrangement will be entitled to the benefits under the relevant withholding arrangement. If we are required under the EIT Law to withhold PRC income tax on dividends payable to non-PRC holders of our ordinary shares or ADSs, or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

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

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, are subject to PRC regulations. For example, any of our loans to our PRC subsidiaries cannot exceed the difference between the total amount of investment our PRC subsidiaries are approved to make under relevant PRC laws and the respective registered capital of our PRC subsidiaries, and must be registered with the local branch of SAFE as a procedural matter. In addition, our capital contributions to our PRC subsidiaries must be approved by MOFCOM or its local counterpart. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or provide loans to our PRC subsidiaries or to fund their operations may be negatively affected, which could adversely affect their liquidity and its ability to fund their working capital and expansion projects and meet their obligations and commitments. In addition, our capital contributions and, in limited circumstances, loans, to Tianwei Yingli are also subject to approvals by Tianwei Baobian, the holder of the minority equity interest in Tianwei Yingli. See “Item 4.A. History and Development of the Company — Joint Venture Contract — Increase or Reduction of Tianwei Yingli’s Registered Capital”.

We rely principally on dividends and other distributions on equity paid by our PRC operating subsidiaries and limitations on their ability to pay dividends to us could have a material adverse effect on our business and results of operations.

We are a holding company and we rely principally on dividends and other distributions on equity paid by our major PRC operating subsidiaries, including Tianwei Yingli, Yingli China, Fine Silicon and Hainan Yingli New Energy Resources Co., Ltd., or Hainan Yingli, a PRC limited liability company and a majority-owned subsidiary of Yingli China, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If Tianwei Yingli, Yingli China, Hainan Yingli, Tianjin Yingli or Lixian Yingli incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. As entities established in China, Tianwei Yingli, Yingli China, Hainan Yingli, Tianjin Yingli and Lixian Yingli are subject to certain limitations with respect to dividend payments. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

As a Sino-foreign equity joint venture, Tianwei Yingli is also required to set aside each year a percentage, as decided by its board of directors, of its after-tax profits based on PRC accounting standards to its reserve fund, enterprise development fund and employee bonus and welfare fund. As of December 31, 2013, such restricted reserves of Tianwei Yingli amounted to RMB236.9 million (US$39.1 million) and its accumulated profits that were unrestricted and were available for distribution amounted to RMB2,227.2 million (US$367.9 million).

As a foreign investment enterprise, Yingli China is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital, and to set aside a certain amount of its after-tax profits each year, if any, to its employee bonus and welfare fund. These reserves may not be distributed as cash dividends. As of December 31, 2013, such restricted reserves of Yingli China amounted to RMB183.9 million (US$30.4 million), and its accumulated losses amounted to RMB104.4 million (US$17.2 million).

As a PRC domestic company, Hainan Yingli is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital. These reserves may not be distributed as cash dividends. As of December 31, 2013, such restricted reserves of Hainan Yingli amounted to RMB54.1 million (US$8.9 million) and its accumulated profits that were unrestricted and were available for distribution amounted to RMB454.9 million (US$75.1 million).

As a PRC domestic company, Tianjin Yingli is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital. These reserves may not be distributed as cash dividends. As of December 31, 2013, such restricted reserves of Tianjing Yingli were nil and its accumulated profits that were unrestricted and were available for distribution amounted to RMB24.4 million (US$4.0 million).

As a PRC domestic company, Lixian Yingli is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital. These reserves may not be distributed as cash dividends. As of December 31, 2013, such restricted reserves of Lixian Yingli amounted to RMB2.0 million (US$0.3million) and its accumulated profits that were unrestricted and were available for distribution amounted to RMB1.2 million (US$0.2 million).

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

Risks Related to The ADSs

The market price for the ADSs has been volatile.

The market price for the ADSs has been and will continue to be highly volatile. Since the ADSs became listed on the NYSE on June 8, 2007, the trading prices of the ADSs have ranged from US$1.25 to US$41.50 per ADS, and the last reported trading price on April 9, 2014 was US$4.33 per ADS.

The price of the ADSs may continue to fluctuate in response to factors including the following:

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

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of the ADSs.

Substantial future sales or perceived sales of the ADSs in the public market could cause the price of the ADSs to decline.

As of the date of this annual report, we had 156,763,770 ordinary shares outstanding, including 103,592,337 ordinary shares represented by ADSs. All ADSs sold in our public offerings are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. All of the remaining ordinary shares outstanding are, subject to the applicable requirements of Rule 144 under the Securities Act, available for sale. If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding stock options, the market price of the ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at a time and place we deem appropriate.

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

The depositary for the ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

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

The depositary of the ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for the ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts are made by the depositary. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

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

As a holder of the ADSs, your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, as a holder of the ADSs, you may be unable to participate in our rights offerings and may experience dilution in your holdings. In addition, the depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

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

In addition to Tianwei Yingli, we have also established or acquired subsidiaries in strategic locations in the PRC, including Haikou, Tianjin, Hengshui, Lhasa, Lanzhou, Kunming, Guangzhou, Beijing, Suzhou, Shandong, Guangxi and Shenzhen, etc. to manufacture, assemble or sell PV modules and systems and ancillary materials.

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

•            Yingli Green Energy Americas. Inc. or Yingli Americas, a Delaware limited liability company, as a wholly-owned subsidiary of Yingli International. Yingli Americas is principally engaged in the production, sale and marketing of PV products and relevant accessories and investments in renewable energy projects.

•            Yingli Green Energy Capital Holding (Hong Kong) Company Limited or Yingli Capital, a Hong Kong liability company, as a wholly-owned subsidiary of Yingli International. Yingli Capital is principally engaged in import and export trading and investments holding.

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

Follow-on Offering

In June 2009, we completed a follow-on public offering, in which we offered and sold an aggregate of 18,390,000 ordinary shares in the form of ADSs, raising a total of US$227.3 million in net proceeds, and Yingli Power sold 3,000,000 ordinary shares of ADSs.

Joint Venture Contract

Tianwei Baobian was established under the PRC law in September 1999 and its common shares have been listed on the Shanghai Stock Exchange since January 2001. The principal business of Tianwei Baobian is the manufacture of large electricity transformers. The controlling shareholder of Tianwei Baobian is Baoding Tianwei Group Co., Ltd., or Tianwei Group, a wholly state-owned limited liability company established in the PRC in January 1991. The controlling person of Tianwei Group is China South. Tianwei Baobian became a shareholder of Tianwei Yingli in April 2002. Revenue generated by Tianwei Yingli in 2013 represents a small portion of our total revenue in 2013.

We entered into a joint venture contract with Tianwei Baobian on August 25, 2006 and amended the joint venture contract on October 10, 2006, November 13, 2006, December 18, 2006,  September 28, 2007 and November 15, 2012, respectively. The joint venture contract is governed by PRC law and sets forth the respective rights and obligations of us and Tianwei Baobian relating to Tianwei Yingli. The major provisions of this joint venture contract include the following:

Tianwei Yingli’s Management Structure Board of Directors

The board of directors of Tianwei Yingli, or the board, is its highest authority and has the power to decide all matters important to Tianwei Yingli.

The board consists of nine directors, six of whom are appointed by us and three of whom are appointed by Tianwei Baobian. Each director is appointed for a term of three years and may serve consecutive terms if reappointed by the party which originally appointed such director. Each director may be removed by its appointing party, at any time, with or without cause and may be replaced by a nominee appointed by such party before the expiration of such director’s term of office.

The chairperson of the board is the legal representative of Tianwei Yingli. The chairperson has the right to vote as any other director and does not have a casting vote. We are entitled to appoint a director to serve as the chairperson and vice chairperson of the board, respectively.

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

Supervisors

Tianwei Yingli is required to have two supervisors. Tianwei Baobian and we each appoint one supervisor. Each supervisor is appointed for a term of three years and may serve consecutive terms if reappointed by the party which originally appointed such supervisor. The supervisors may attend board meetings as non-voting members and make inquiries and suggestions as to matters submitted to board meetings for resolution. The major duties and powers of the supervisors are as follows:

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

Senior Management

Tianwei Yingli is required to have one chief executive officer and one chief financial officer. We nominate the chief executive officer for appointment by the board. The chief executive officer serves a term of three years and may serve consecutive terms if re-nominated by us and reappointed by the board. The chief executive officer has overall responsibilities for the daily operation and management of Tianwei Yingli and reports directly to the board. The chief executive officer nominates the chief financial officer for appointment by the board. The chief financial officer is responsible for financial matters of Tianwei Yingli and reports to the chief executive officer.

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

The number of our new ordinary shares that we are obligated to issue to Tianwei Baobian upon its exercise of the subscription right will be calculated according to the following formula:

Number of new shares to be		Total number of our shares		Percentage of Tianwei Baobian’s
issued to Tianwei Baobian	=	immediately before the		equity interest in Tianwei Yingli
		exercise of the subscription		immediately before the exercise of the
		right	X	subscription right
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

In addition, Tianwei Baobian may request us to make our best efforts to purchase from Tianwei Baobian all but not part of its equity interest in Tianwei Yingli. Upon such request by Tianwei Baobian, we will undertake to use our best efforts to assist Tianwei Baobian in completing the transfer of such equity interest held by Tianwei Baobian. The manner and the price at which Tianwei Baobian sells its equity interest in Tianwei Yingli will be decided by mutual agreement between Tianwei Baobian and us based on the fair market value of its and our equity interest in Tianwei Yingli, respectively, and in accordance with relevant PRC laws and regulations.

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

Right of First Refusal

The party intending to transfer all or any part of its equity interest in Tianwei Yingli (such party being the transferring party) is required to send a written notice, or the offer notice, to the other party (such party being the non-transferring party) and the board of Tianwei Yingli, notifying them of the transferring party’s intent to transfer such equity interest, or the offered interest, the terms and conditions of the proposed transfer and the identity of the proposed third-party transferee. The non-transferring party may exercise its right of first refusal by sending a written notice, or the acceptance notice, to the transferring party within 30 days after receipt of the offer notice, notifying the transferring party of the non-transferring party’s intent to acquire all, but not less than all, of the offered interest.

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

Notwithstanding the right of first refusal as described above, after completion of our initial public offering and listing of the ADSs on the NYSE, all or any part of the interest in Tianwei Yingli held by Tianwei Baobian or us may be transferred to its or our respective affiliates, and the other party is obligated to consent to such transfer.

Approval by the Board and the Relevant PRC Authority

Any transfer of an equity interest in Tianwei Yingli is subject to the unanimous approval of all directors present in person or by proxy at a meeting of the board or, in the event of a written resolution, the unanimous approval of all directors. Such transfer is also subject to the approval of relevant PRC authorities.

In the case of any transfer of an equity interest in Tianwei Yingli to a third party with a deemed consent of the non-transferring party or any affiliate transfer following the completion of our initial public offering and listing of the ADSs on the NYSE, each as described above, the non-transferring party is obligated to (i) cause each director appointed by it to consent to such transfer and approve related amendments to the articles of association of Tianwei Yingli at a board meeting and (ii) use its best efforts to obtain the approval of relevant PRC authorities.

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

Dispute Resolution

All disputes arising from or in connection with the existence, interpretation, validity, termination or performance of the joint venture contract are required to be submitted to the Hong Kong International Arbitration Center for final and binding arbitration in accordance with the arbitration rules of the United Nations Commission on International Trade Law then prevailing. Before an arbitration proceeding may be commenced, (i) the party seeking arbitration must send a written notice to the other party requesting arbitration and describing the nature of the dispute and (ii) within 90 days of such notice Tianwei Baobian and we must have engaged in efforts to resolve the dispute amicably, but such efforts have failed.

Governing Law

The execution, validity, interpretation and performance of the joint venture contract, as well as resolution of disputes under such contract, are governed by PRC law.

B.    Business Overview

Overview

We are the largest vertically integrated photovoltaic, or PV, module supplier in the world in terms of shipments of PV modules in 2013 based on public information. As of the date of this annual report, we have an annual nameplate capacity of 2,450 megawatts covering most of photovoltaic value chain from ingot casting and wafering through PV cell production and PV module assembly. As a result of our efforts in continuous technology innovations at all levels of our operation and progressive equipment upgrade, our overall actual manufacturing utilization rate was able to exceed 100% as of the date of this annual report based on various conditions, such as market demand and our inventory.  We believe that our actual annual manufacturing capacity for PV modules can reach approximately 4,000 megawatts for 2014. Our current products and services substantially cover the entire PV industry value chain, ranging from crystalline polysilicon ingots and wafers, PV cells and PV modules to the manufacture of PV systems and the installation of PV systems, and starting from 2012, to development and operation of solar projects. We believe we are one of the largest PV companies in the world to have adopted a vertically integrated business model. Our end-products include PV modules and PV systems in different sizes and power outputs. We sell PV modules under our own brand names, Yingli and Yingli Solar, to PV system integrators and distributors located in various markets around the world, including China, the United States, Germany, Greece, Spain, Italy, France, India, Japan, the Netherlands, the United Kingdom, Israel, South Korea and Belgium.

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

Our Products and Services

Our products and services include the manufacture of polysilicon ingots and wafers, PV cells, PV modules and integrated PV systems and development and operation of solar projects, which encompass substantially the entire PV industry value chain, with the manufacture of polysilicon feedstock being the only significant exception.

Polysilicon Ingots and Blocks

A polysilicon ingot is formed by melting, purifying and solidifying polysilicon feedstock into a brick-shaped ingot. Now we mainly produce 400 kilogram, 540 kilogram, 560 kilogram, 600 kilogram and 800 kilogram multicrystalline polysilicon ingots, which account for approximately 90% of our ingots. The polysilicon ingots are then cut into blocks. Our polysilicon blocks are generally available in cuboid with the same face size of 156 millimeters x 156 millimeters and different heights. We use our polysilicon blocks to produce polysilicon wafers.

Polysilicon Wafers

The polysilicon blocks are then sliced into wafers with wire saws. Thinner wafers enable a more efficient use of polysilicon, and lower the cost per watt of power produced. The thickness of our wafers was 180 microns as of December 31, 2013. The diameter of our wires was 130 microns as of December 31, 2013. Our wafers are generally available in the size of 156 millimeters x 156 millimeters. At times historically when we had produced an excess amount of wafers as a result of the disparity in our wafer manufacturing capacity and the PV cell capacity, we provided the excess wafers to third-party toll manufacturers which processed wafers into PV cells and return the PV cells to us for a processing fee under toll manufacturing arrangements. In 2010, we entered into toll manufacturing arrangements with third-party toll manufacturers, which accounted for a very small percentage of our total production volume. For the years 2011, 2012 and 2013, we did not have such toll manufacturing arrangements.

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

In addition, we have commercialized 600 megawatts of monocrystalline production capacity for each of monocrystalline ingots and wafers, cells and modules in Baoding, Hebei Province. These production lines are designed to produce next-generation high efficiency monocrystalline PV cells based on the technology developed through Project PANDA, a collaboration project among us, the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells. We achieved an average cell conversion efficiency rate of 19.7% on the PANDA commercial production lines and a record cell conversion efficiency rate of 21.0% on the PANDA trial line in 2013.

We generally use all of our PV cells in the production of our PV modules.

PV Modules

A PV module is an assembly of PV cells that are electrically interconnected, laminated and framed in a durable and weatherproof package. Currently, most of our PV modules are made with PV cells produced by us. Historically, we have used toll manufacturing arrangements on a limited scale, and most of our PV modules produced by third-party PV module manufacturers under such toll manufacturing arrangements used PV cells produced by us. Because the utilization rate of our PV module production capacity slightly exceeded the utilization rate of our PV cell production capacity, a small portion of our PV modules were made with PV cells we purchased from third-party suppliers. Our PV modules are made with a frame design that we believe enhances their ability to withstand strong wind and vibrations. A majority of PV modules produced by us have outputs ranging from 190 to 330 watts. The following table sets forth the major types of modules produced by us:

Dimensions	Weight	Maximum Power	Optimum Operating Voltage
(mm x mm)	(Kilograms)	(Watts)	(Volts)
1310 x 990	14.7	190 - 210	23
1330 x 990	14.9	205 - 225	24
1640 x 990	18.5	240 - 260	29
1650 x 990	18.5	240 - 260	29
1650 x 990	18.5	260 - 280	30
1970 x 990	26	280 - 310	35
1970 x 990	26	310 - 330	36

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

Manufacturing

We started producing PV modules in 2002 and started producing polysilicon ingots and wafers in October 2003 and PV cells in March 2004. As of the date of this annual report, we have an annual nameplate capacity of 2,450 megawatts covering most of photovoltaic value chain from ingot casting and wafering through PV cell production and module assembly. As a result of our efforts in continuous technology innovations at all levels of our operation and progressive equipment upgrade, our overall actual manufacturing utilization rate was able to exceed 100% as of the date of this annual report based on various conditions, such as market demand and our inventory. We use our polysilicon wafers and PV cells as materials in the production of PV modules.

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

The following diagram illustrates the PV module manufacturing process:

PV Systems. PV system production involves the design, manufacturing, installation and testing of PV systems. We design PV systems according to our customers’ requirements. We integrate PV modules and other system components into PV systems by electronically interconnecting PV modules with system components such as inverters, storage batteries and electronic circuitry to produce, store and deliver electricity. For small PV systems such as portable electricity supply systems used for transmitter-receivers, we complete the integration and testing procedures in our facilities in Baoding before such systems are sold to the end-customers. For midsized PV systems such as PV lighting systems, we complete the integration process in Baoding, but install and test for our customers on-site. For large PV systems, such as on-grid solar power stations and stand-alone PV systems, we work with the customers on-site to design, install, test and oversee the system startup.

Manufacturing Capacity

As of the date of this annual report, we have an annual nameplate capacity of 2,450 megawatts covering most of photovoltaic value chain from ingot casting and wafering through PV cell production and PV module assembly. As a result of our efforts in continuous technology innovations at all levels of our operation and progressive equipment upgrade, our overall actual manufacturing utilization rate was able to exceed 100% as of the date of this annual report based on various conditions, such as market demand and our inventory. We believe that our actual annual manufacturing capacity can reach approximately 4,000 megawatts for PV modules for 2014.  We use our polysilicon wafers and PV cells as materials in the production of PV modules at our production facilities located in Baoding and Hengshui, Hebei Province, Haikou, Hainan Province and Tianjin.

Solar Project Development and Operation

Project Development in China

We started solar project development and operation business on a small scale in China in 2012 and plan to leverage our experience in PV system installation to quickly build up a solid pipeline of solar projects. We are considering various strategies in such downstream businesses including selling self-developed solar projects to third parties upon completion, retaining and operating self-developed solar projects, forming joint ventures with third parties to develop and operate solar projects, and providing engineering, procurement and construction, or EPC services, to third parties.

As of the date of this annual report, we have a pipeline of approximate one gigawatt solar projects under different approval stages across ten provinces in China such as Hebei, Xinjiang, Yunnan, Guangxi and Shandong province and continue to develop actively new pipeline for solar projects in other provinces including Inner Mongolia, Qinghai, Gansu and Ningxia province. We are evaluating various approaches to hold or sell these projects.

Project Development Overseas

As of the date of this annual report, we have a pipeline of 200 megawatts utility-scale solar projects outside China. We have project developements in Europe and are expanding into emerging markets in the sun-belt regions of Africa, the Middle East, Central and South America, through various business models include co-development and joint ventures with existing or new partners.

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

In 2011, 2012 and 2013, we purchased the substantial majority of our raw materials and other consumables (other than polysilicon) from approximately 20 overseas suppliers and the rest from Chinese suppliers. Where possible, we seek to procure raw materials and other consumables from suppliers with proven quality and cost advantages.

            Polysilicon is the most important raw material used in our production process. Due to growing global demand for polysilicon, prices for polysilicon had increased substantially in the past few years until the fourth quarter in 2008. From the fourth quarter of 2008 to the second quarter of 2009, as the result of increased polysilicon manufacturing capacity and the decrease in the demand for polysilicon due to the global financial crisis in 2008 and 2009, the price of polysilicon decreased significantly. Although the polysilicon price rebounded between the third quarter of 2010 and first quarter of 2011 due to the recovery of demand for PV products in certain markets, the polysilicon price has decreased significantly starting from the second quarter of 2011 as the result of increased polysilicon manufacturing capacity for polysilicon and the pressure from the decreasing average selling price of PV modules. In 2012, the polysilicon prices continued to decline and reached a historical low of approximately US$14 per kilogram in November 2012. Partly due to China’s anti-dumping and anti-subsidy investigations against U.S., South Korean and European polysilicon manufactures, polysilicon prices rebounded slightly since December 2012 and reached slightly above US$20 per kilogram as of the date of this annual report. However, any significant increase of the price for polysilicon in the future would materially and adversely affect our profitability and results of operations.

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

From 2006 to 2010, we entered into seven long-term supply contracts with Wacker Chemie AG, or Wacker, a German polysilicon supplier, for supplies of polysilicon from 2009 through 2013, from 2009 through 2017, from 2010 through 2018, from 2009 through 2011, from 2010 through 2017, from 2011 through 2013 and from 2011 through 2018, respectively. In addition, we entered into one long-term supply agreements in February 2008 with OCI Company Ltd., or OCI, formerly known as DC Chemical, for supplies of polysilicon for the period from 2009 through 2013. From 2009 to the date of this annual report, we entered into another two long-term supply contracts with OCI, for supplies of polysilicon from 2011 through 2015 and from 2012 through 2018, respectively. We also entered into a polysilicon supply contract with Daqo New Energy Corp., or Daqo, formerly known as Sailing, for supplies of polysilicon from the fourth quarter of 2008 through the end of 2010. In August 2010, we entered into another polysilicon supply agreement with Daqo for supplies of polysilicon from 2011 through 2012. In March 2011, we entered into a long-term polysilicon supply agreement with Hemlock Semiconductor Pte. Ltd., or Hemlock, for supplies of polysilicon from 2013 through 2020. In November 2011, we entered into an amendment to this long-term supply agreement to purchase polysilicon starting from 2012 through 2020 instead of 2013 through 2020.  Due to the fluctuating polysilicon prices, we successfully negotiated and executed amendments for current purchases on a quarterly or monthly basis with some of these vendors that amended certain commercial terms such as total contract quantity, advance payment arrangement and unit prices for the relevant quarter or month several times in 2011, 2012 and 2013. In October 2013, we also entered into agreement with a vendor to amend our long-term supply contracts with the vendor to include a price adjustment mechanism that allows the vendor and us to renegotiate purchase price on a quarterly basis within a specified price range based on market price. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Our polysilicon cost may be higher than the market level as a result of our long-term polysilicon purchase commitment with fixed prices, and we have failed to perform certain of our long-term polysilicon supply contracts according to their original terms.”

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
February 2004, and renewed in February 2010

ISO 9001:2000 (renewed as ISO 9001:2008) quality system certification, established by the International Organization for Standardization, an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes.

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

TÜV certification, conducted by TÜV Immissionsschutz und Energiesysteme GmbH, an independent approval agency in Germany, against the requirements of Safety Class II Test (Crystalline terrestrial Photovoltaic (PV) Modules — Design qualification and type approval, IEC61215:2005, Photovoltaic (PV) module safety qualification, IEC61730•:2004, factory inspection certification, IEC 61215:2005 and IEC 61730:2004, salt mist corrosion testing, IEC 61701:2011, and ammonia corrosion testing, IEC EN 61215 on PV modules.

Certain models of PV modules

January 2007 and renewed in February 2010	ISO 14001: 2004 certification for environment management system.	The design and manufacturing of crystalline silicon solar modules, solar cells, multi-crystalline silicon wafers and multi-crystalline silicon ingots

November 2009	CEC-California, conducted by UL, against UL and IEC standard.	Certain models of our PV modules

July 2010	“Golden Solar” certification by CGC, against the requirement of IEC61215:2005.	Certain models of our PV modules

March 2011	“Golden Solar” certification by CGC, against the requirement of IEC61215:2005.	PANDA series modules

August 2011 and August 2012	JET certification, conducted by Japan Electrical Safety & Environment Technology Laboratories, an independent approval agency in Japan, against the requirement of IEC61215:2005 and IEC61730:2004	Certain models of PV modules

August 2011	MCS certification authorized by United Kingdom Accreditation Service (UKAS), a non-profit independent certification company, against the requirement of MSC 010-1.5 and MSC 005-2.3.	Certain models of PV modules

September 2011	KEMCO certification, conducted by South Korea Energy Management Corporation in South Korea, against the requirement of IEC61215:2005 and IEC61730:2004.	PANDA series modules

October 2011	Inmetro certification, conducted by Inmetro in Brazil, against IEC or UL standard.	Certain models of PV modules

July 2012	PCCC certification, conducted by Power (Beijing) Product Certification Center Co., Ltd, against IEC 61215:2005 and IEC 61730:2004.	Certain models of PV modules

August 2012	TÜV certification, conducted by TÜV Rheinland Japan Ltd, against the requirement of JIS Q 8901:2012.	PV modules requirement for reliability assurance system (design, production and performance gurantee)

May 2013	CEC-Australian certification, conducted by Clean Energy Council Limited, against IEC 61215:2005 and IEC 61730:2004.	Certain models of PV modules

May 2013	SGS certification, conducted by SGS-CSTC Standard Technical Service (Shanghai) Co., Ltd, against IEC 61215:2005, IEC 61730:2004 and IEC 60068-2-68 blowing sand test.	Certain models of PV modules

June 2013	TÜV certification, conducted by TÜV SUD Product Service GmbH, against the requirement of IEC 61215:2005, IEC 61730:2004 and IEC 82/685/NP PID-free.	Certain models of PV modules

Markets and Customers

Our products are sold in China’s domestic market and in various international markets, such as the United States, Germany, Greece, Spain, Italy, France, India, Japan, the Netherlands, the United Kingdom, Israel, South Korea, Chile, South Africa, Mexico, Malaysia, Australia, and Belgium. The following table sets forth the revenues generated from our major markets as percentages of our net revenues for the periods indicated.

	Year Ended December 31,
	2011	2012	2013
	%	%	%
Germany	44.9	41.8	18.2
PRC	22.2	23.3	33.9
United States	14.6	14.1	21.7

For a breakdown of our net revenue by geographic regions for 2011, 2012 and 2013, see Note (24) to our audited consolidated financial statements included elsewhere in this annual report.

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

We employ a total of more than 400 marketing and sales personnel at our headquarters in Baoding and also in Haikou, Tianjin, Hengshui, Lhasa, Urumqi, Hohhot, Daqing, Fuxin, Lanzhou, Kunming, Nanning, Shenzhen, Beijing, Suzhou, Yantai and Yiwu. We believe the adoption of China’s Renewable Energy Law and the PRC government’s commitment to develop renewable energy sources will contribute to rapid growth of the PV market in China. We plan to leverage our existing relationships with end-users to increase our sales in China, especially our sales of PV systems. As part of our effort to expand overseas, we have built a sales team of 191 representatives located in Germany, Spain, Italy, Greece, France, Luxembourg, Switzerland, Turkey, South Africa, Morocco, Singapore, Japan, Australia, Chile, Brazil, Mexico and the United States, and expect to further expand our overseas sales force.

In order to avoid brand confusion and build more direct relationships with our customers, we have actively promoted our brand name through participation in trade shows and exhibitions, advertisements on newspapers and trade magazines and various sponsorships. For example, to strengthen our leadership position in our existing markets and to establish our presence in emerging markets, we became an official sponsor of the 2014 FIFA World Cup BrazilTM  in June 2011. Our sponsorship rights include ticketing and hospitality rights, perimeter-board advertising, as well as the right to use FIFA World CupTM emblems and logo. We expect our sponsorship activities to increase business opportunities in Brazil and other regions in Latin America. We were also an official sponsor of the 2010 FIFA World CupTM  in South Africa. In August 2011, we became the first official renewable energy partner of U.S. Soccer. Through 2014, we will support U.S. Soccer’s ongoing efforts to develop the game at all levels, as well as working with U.S. Soccer to provide solar energy for local athletic centers in disadvantaged communities across the U.S. On January 22, 2011, we became an Official Premium Partner of FC Bayern München, or FCB, one of the most successful and popular football clubs in the world. Our sponsorship as an Official Premium Partner in the renewable energy business sector commences the second leg of season 2010/2011 and continues until the end of season 2013/2014. Under this sponsorship, we have a series of marketing rights, including ticketing and hospitality, advertising and media/public relations as well as the right to market and sell our solar products in the official FCB fan shops. In 2012, we hosted the first “Yingli Cup” in Beijing, China, which was a match between FC Bayern München, one of the most successful football clubs in the world, and Beijing Guoan, one of the most popular football clubs in China. “Yingli Cup” was appointed as part of the official activities for the Fortieth Anniversary of Sino-German Diplomatic Relations. In 2013, we sponsored junior football players from China and Japan to compete with other talented young football players from all over the world in the final tournament of the FC Bayern Youth Cup at FC Bayern’s home site in Germany. The “Youth Cup” is an international charity youth competition initiated by the FCB with support from several sponsors around the world such as us. On December 10, 2013, we launched the 2014 FIFA World Cup™ official campaign “All Under One Sun” in Hangzhou, Zhejiang Province of the PRC. With the theme of “All Under One Sun”, we will promote solar and the concept of sustainability through the FIFA World Cup™, one of the most influential marketing platforms around the world.

Customer Support and Services

We provide customer support and service in China through dedicated teams of technical service personnel located in Baoding, Haikou, Tianjin, Hengshui, Lhasa, Lanzhou, Kunming, Nanning, Shenzhen, Beijing, Suzhou, Yantai and Yiwu. Our customer support and service teams coordinate their activities with the marketing, technology, quality and manufacturing departments.

We provide customer support and service to overseas customers through our overseas subsidiaries and regional headquarters located in our major markets, such as United States, Japan, Germany, Spain, Italy, Greece, France, Singapore, Brazil and Chile. Before September 30, 2011, our PV modules are typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty against declines of more than 10% and 20% of initial power generation capacity, respectively. From October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nameplate power for 10 years, and 80.7% of nameplate power for a period of 25 years for multicrystalline PV modules and 98.0% of nameplate power for the first year, 92.0% of nameplate power for 10 years, and 82.0% of nameplate power for a period of 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with linear-based warranty which guarantees each year’s power output during the twenty-five-year warranty period.  In 2012, we entered into a module performance warranty insurance agreement with Munich Re’s specialty primary insurers. According to the agreement, both of us will provide additional economic security for large-scale commercial and utility project developers, investors and debt providers during the period from October 1, 2012 to September 30, 2013. In December 2013, we entered into a similar module performance warranty insurance agreement with another insurance company for the same scope of beneficiaries during the period from January 1, 2014 to December 31, 2014. Nevertheless, we bear the risk of warranty claims long after we have sold our products and recognized revenues. In connection with our PV system sales in the PRC, we provide a one- to five-year warranty against defects in our modules, storage batteries, controllers and inverters. Because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate, and because our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty provided by us for our products will be adequate in light of the actual performance of our products. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Unsatisfactory performance of or defects in our products may cause us to incur additional warranty expenses, damage our reputation and cause our sales to decline.”

Intellectual Property

We have registered our trademarks “Yingli” and “Yingli Solar” in China. We have full rights to use “Yingli Solar” in a number of foreign jurisdictions where we sell or plan to sell our products, including all members of the European Union, the United States and Canada. We have been granted 698 patents and are applying for 342 patents as of the date of this annual report. We rely on a combination of patent, trademark, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Other than the know-how available in the public domain, we have developed in-house unpatented technical know-how that we use to manufacture our products. Many elements of our manufacturing processes involve proprietary know-how, technology or data, either developed by us in-house or transferred to us by our equipment suppliers, which are not covered by patents or patent applications, including manufacturing technologies and processes and production line and equipment designs. We have taken security measures to protect these elements. Substantially all of our research and development personnel are parties to confidentiality, non-competition and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop during their terms of employment with us. We also take other precautions, such as internal document and network assurance and using a separate dedicated server for technical data. We have not had any material intellectual property claims since our inception. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Our limited intellectual property protection inside and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, both of which may have a material adverse effect on our business, results of operations and financial condition.”

Competition

The PV market is intensely competitive and rapidly evolving. The supply of PV products had rapidly increased due to the growth of actual and forecasted demand for PV products and the relatively low barriers to entry. The weakened demand for PV modules due to weakened macroeconomic conditions and tightened credit for PV project financing, combined with the increased supply of PV modules in recent years, has caused the price of PV modules to decline beginning in the fourth quarter of 2008. Since the last quarter of 2012, the price of PV modules has remained at a relatively stable level primarily due to the shake-out of certain uncompetitive production capacity and increased demand worldwide and demand started to increase since the second half of 2013. We expect that the prices of PV products, including PV modules, may gradually stabilize or slightly increase due to the increased demand as a result of fast development of emerging markets and the rationalized supply of PV products in the market.  If we fail to attract and retain customers in our target markets for our current and future core products, namely PV modules and PV systems, we will be unable to increase our revenues and market share.

In 2011, 2012 and 2013, a significant portion of our revenues have been derived from overseas markets, including Germany, the United States, Greece, Spain, Italy, France, India, Japan, the Netherlands, the United Kingdom, Israel, South  Korea and Belgium. In these markets, we compete with both local and international producers of solar products, including the solar energy divisions of large conglomerates such as Sharp Corporation, PV module manufacturers such as SunPower Corporation, thin film solar module manufacturers such as First Solar, Inc., and integrated PV product manufacturers such as SolarWorld AG, Renewable Energy Corporation and Trina Solar Limited. In 2013, sales to China accounted for approximately 33.9% of our total revenues, compared to approximately 23.3% in 2012. We expect more competition from China local PV module manufactures as we continue our expansion in China market.

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

With respect to large integrated PV system projects, we compete primarily in terms of price, design and construction experience, aesthetics and conversion efficiency. We face competition from other providers of renewable energy solutions, including developers of PV, solar thermal and concentrated solar power systems, and developers of other forms of renewable energy projects, including wind, hydropower, geothermal, biomass, and tidal. In particular, to the extent other solar module manufacturers become more vertically integrated, we expect to face increased competition from such companies in the PV system project market. We also face competition from other EPC companies and joint venture type arrangements between EPC companies and solar companies. While the decline in PV modules prices over the last several years has increased demand in solar electricity worldwide, competition at the systems level can be intense, thereby exerting downward pressure on systems level profit margins industry-wide, to the extent competitors are willing and able to bid aggressively low prices for new projects and power purchase agreements, or PPAs, using low cost assumptions for modules, Balance of System components, installation, maintenance and other costs. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We face intense competition in the PV modules and PV system markets and our PV products compete with different solar energy systems as well as other renewable energy sources in the alternative energy market.”

Environmental Matters

Our manufacturing processes generate noise, waste water, gaseous waste and other industrial waste. We have installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the wastes generated in our manufacturing process. The most significant environmental contaminant we generate is waste water. We have built special facilities to filter and treat waste water generated in our production process and recycle the water back into our production process. The other major environmental contaminant we generate is gaseous waste. We treat such gas in our special facilities to reduce the contaminant level to below the applicable environmental protection standard before discharging the gas into the atmosphere. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities. The Chinese national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, impose fines for serious violations and provide that the Chinese national and local governments may at their own discretion close or suspend the operation of any facility that fails to comply with orders requiring it to cease or remedy operations causing environmental damage.

We have devoted significant efforts in technology innovation and progressive equipment upgrades in some of our manufacturing facilities to improve our production efficiency.  Due to these technology innovation and equipment upgrades, our utilization rate in these manufacturing facilities have been increasing and the actual production capacity of HainanYingli’s manufacturing facilities exceeded the original capacity permitted by their existing environmental assessment approvals.  On March 6 and March 12, 2014, Hainan Yingli received notices from the Department of Land, Environment and Resources of Hainan Province, or the Hainan LER Department, and Haikou Municipal Environmental Protection Bureau, respectively, requesting Hainan Yingli to (i) suspend partially its production lines, and (ii) apply for new environmental impact assessments for the increase in its production capacity due to equipment upgrades.  In addition, Hainan Yingli was levied with three fines with a total amount of RMB155.5 thousand.   Hainan Yingli has been working closely with the relevant local governmental authorities for the new environmental impact assessments and to re-obtain the trial production permits. The new environmental impact assessment reports have been submitted to Hainan LER Department on April 3, 2014, short versions of which were publicized by Hainan LER on April 8, 2014. Based on the process and procedures that have been taken by Hainan Yingli and the relevant local governmental authorities, we expect Hainan Yingli to receive new environmental assessment approvals and trial production permits in April or May 2014 and we do not foresee any material impediment for Hainan Yingli to obtain all the necessary approvals and permits.  We believe that the penalties or provisional measures taken by the relevant local governmental authorities against Hainan Yingli will have limited impact on our operation and financial results.  We are not aware of any other pending or threatened environmental investigation proceeding or action by any governmental agency or third party against us.

Except as disclosed above, no such penalties have been imposed on us or our subsidiaries, and we believe we are currently in compliance with present environmental protection requirements in all material respects, and have obtained or been in the process of obtaining all necessary environmental permits for all of our production expansion projects. We are not aware of any other pending or threatened environmental investigation proceeding or action by any governmental agency or third party.

Insurance

We maintain an insurance policy covering losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our inventory, fixed assets and ongoing projects amounted to approximately RMB 21,203.8 million as of the date of this annual report. We also maintain insurance policies in respect of marine, air and inland transit risks of our products. In addition, we have obtained product liability insurance coverage. The insurance policy covers bodily injuries and property damages caused by the products we sold, supplied or distributed up to specified limits. We do not maintain any insurance coverage for business interruption or key-man life insurance on our executive officers. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material adverse effect on our results of operations. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We have limited insurance coverage and may incur uncovered losses resulting from business interruption or natural disasters.”

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

On August 31, 2007, the NDRC implemented the National Medium- and Long-Term Programs for Renewable Energy, or MLPRE, which highlights the government’s long-term commitment to the development of renewable energy.

On April 1, 2008, the PRC Energy Conservation Law came into effect. Among other objectives, this law encourages the utilization and installation of solar power facilities in buildings for energy-efficiency purposes.

On March 23, 2009, the MOF, issued the Provisional Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, which outline a subsidy program dedicated to rooftop PV systems with a minimum capacity of 50 kilowatt-peak.

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

On March 14, 2012, the MOF, the NDRC and the National Energy Administration, or the NEA, jointly issued interim measures for the management of additional subsidies for renewable-energy power prices, according to which relevant renewable-energy power generation enterprises are entitled to apply for subsidies for their renewable power generation projects that satisfy relevant requirements set forth in the measures.

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

In March 2013, NDRC, the NEA and the MOF, jointly issued measures to standardize settlement of feed-in tariffs, which are believed to help address the delay in payment of solar subsidies and settlement of accounts payable experienced by solar project developers. In addition, pursuant to a July 2013 MOF notice, starting from August 2013, subsidies for distributed PV power generation stations (excluding distributed PV power generation projects) are required to be paid directly from the MOF to the State Grid Corporation of China and the China Southern Power Grid Co., Ltd., rather than through the MOF’s provincial counterparts. As a result of such measures, the collection period for feed-in-tariffs is expected to be significantly shortened.

The MOF has proposed to almost double the renewable energy surcharge for end-users of electricity from RMB0.008 per kWh to RMB0.015 per kWh, effective since September 25, 2013.

On August 26, 2013, the Department of Price of the NDRC released subsidy details for PV projects. Transmission-grid-connected projects will receive a feed-in-tariff of RMB0.90 to RMB1.00 per kWh, and distribution-grid-connected projects will receive a premium of RMB0.42 per kWh in addition to the desulphurized coal benchmark price. Distribution-grid-connected projects are expected to represent the majority of China’s new PV installation in the next few years. Unlike the rest of the world, capital expenditures for distribution-grid-connected projects are higher than transmission-grid-connected projects, since labor costs for scaffolding and work on rooftops are low in China and rooftop space is currently free. Meanwhile, the NDRC announced that the feed-in tariff will be valid, in principle, for 20 years.

On September 23, 2013, the MOF and the State Administration of Taxation jointly issued a notice that ordered a 50% refund of value-added tax on sales by PV manufacturers of their PV products. This VAT refund will be effective from October 1, 2013 through December 31, 2015.

On November 26, 2013, the MOF announced that the electricity generated by the distributed PV system for its own use is exempted from paying four governmental charges. On the same date, the NEA promulgated the “Interim Measures for the Administration of PV Power Generation.”, which clarify that the state department in charge of energy and its local counterparts are responsible for the supervision of PV projects.

On February 12, 2014, the NEA circulated the target of national solar installations for 2014 to be 14GW, 6GW of which would be targeted for utility scale, 8GW for distributed generation.

On the same day, the NEA released a list of  81 “New Energy Demonstration Cities” and eight “industrial demonstration parks” in  28 and 8 provinces respectively. These cities and zones are required to achieve their respective mandatory targets in terms of   solar PV installations and the percentage of installed renewable energy power generation capacities by the end of 2015, or the end of the 12th Five-Year-Plan.

In February 2014, the Certification and Accreditation Administration and the NEA jointly issued the “Implementation Opinions on Strengthening the Testing and Certification of PV Products.” The implementation opinions provide that only certified PV products may be connected to the public grid or receive government subsidies. The institutions that certify PV products must be approved by the Certification and Accreditation Administration. According to the implementation opinions, PV products that are subject to certification include PV battery parts, inverters, control devices, confluence devices, energy storage devices and independent PV systems.

Environmental Regulations

Our manufacturing processes generate noise, waste water, gaseous waste and other industrial waste. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Environmental Protection Law of the PRC, the Law of the PRC on the Prevention and Control of Water Pollution and its implementation rules, the Law of the PRC on the Prevention and Control of Air Pollution and its implementation rules, the Law of PRC on the Prevention and Control of Solid Waste Pollution and the Law of the PRC on the Prevention and Control of Noise Pollution and the PRC Law on Appraising Environment Impacts.

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

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law, or the EIT Law, and adopted a uniform income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The EIT Law became effective on January 1, 2008. The EIT Law provides a five-year transition period from its effective date for enterprises established before the promulgation date of the EIT Law and which were entitled to preferential tax rates and treatments under the then effective tax laws or regulations. On December 26, 2007, the PRC government issued detailed implementation rules regarding the transitional preferential policies. Furthermore, under the EIT Law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to the preferential enterprise income tax rate of 15%. The Ministry of Science and Technology, the MOF and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises on April 14, 2008 and the Guidelines for Recognition of High and New Technology Enterprises on July 8, 2008.

Under the effective tax laws and regulations, Tianwei Yingli, as a foreign invested enterprise primarily engaged in manufacturing and in operation for more than ten years, was entitled to a two-year exemption from the enterprise income tax from its first profit-making year following its conversion into a Sino-foreign equity joint venture company, specifically 2007 and 2008, and a 50% reduction in the subsequent three years, from 2009 to 2011. Accordingly, Tianwei Yingli was subject to enterprise income tax at a rate of 12.5% from 2009 to 2011. In August 2011, Tianwei Yingli renewed the certificate for “High and New Technology Enterprise” and extended the preferential income tax period for another 3 years starting from 2011.  As a result, Tianwei Yingli is entitled to a preferential EIT rate of 15% for 2012 and 2013.  Yingli China was established in October 2007 and was recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in December 2008.  In August 2011, Yingli China renewed the certificate for “High and New Technology Enterprise” and extended the preferential income tax period for another 3 years starting from 2011. As a result, Yingli China is entitled to the preferential EIT rate of 15% from 2011 to 2013. Fine Silicon was recognized by the Chinese government in November 2009 as a “High and New Technology Enterprise”. As a result, Fine Silicon was entitled to the preferential enterprise income tax rate of 15% from 2009 to 2011. Fine Silicon renewed the certificate of “High and New Technology Enterprise” for another three years starting from 2012. Yingli Hainan, located in Hainan special economic zone, was established in September 2009 and recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in September 2011. Therefore, Yingli Hainan was entitled to the tax exemption for the first two years and half EIT rate for the subsequent three years upon generating any operational revenues. Yingli Hainan elected to defer the commencement of the abovementioned tax holidays until January 1, 2011. Therefore, Yingli Hainan is entitled to EIT exemption from 2011 to 2012 and a preferential EIT rate of 12.5% from 2013 to 2015. Yingli Tianjin, located in Tianjin, was established in March 2011 and recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in July 2013. Yingli Tianjin, located in Tianjin, was established in March 2011 and recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in July 2013. Therefore, Yingli Tianjin is entitled to a preferential EIT rate of 15% from 2013 to 2015. Yingli Lixian, located in Lixian, Hebei Province, was established in June 2010 and recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in July 2013. Therefore, Yingli Lixian is entitled to a preferential EIT rate of 15% from 2013 to 2015. Yingli Hengshui, located in Hengshui, Hebei Province, was established in April 2011 and recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in July 2013. Therefore, Yingli Hengshui is entitled to a preferential EIT rate of 15% from 2013 to 2015.

Furthermore, continued qualification as a “high and new technology enterprise” is subject to a review every three years by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. If renewed after our reapplication and relevant government authorities’ review and annual evaluation, a “High and New Technology Enterprise” status will enable Tianwei Yingli, Yingli China, Fine Silicon, Yingli Tianjin, Yingli Lixian, Yingli Hengshui and Yingli Hainan to continue to enjoy the preferential income tax rate of 15% for another three years. These entities have passed all previous review and evaluation by relevant PRC government authorities for this qualification, and we expect them to continue to pass such review and evaluation in the future.

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

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate on their worldwide income. Under the implementation rules for the EIT Law issued by the State Council, a “de facto management body” is defined as a body that has substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties and other factors of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated the Notice Regarding Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, which sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. If the PRC tax authorities determine that Yingli Green Energy and some of our subsidiaries, such as Yingli International, Yingli Capital, Yingli Hong Kong, Cyber Power and Cyber Lighting, are PRC resident enterprises, we and such subsidiaries may be subject to the enterprise income tax at the rate of 25% as to our global income. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — We and some of our subsidiaries may be deemed resident enterprises under the EIT Law and be subject to PRC taxation as to our worldwide income”

Pursuant to Circular 698, issued by the State Administration of Taxation on December 10, 2009, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly via disposing of the equity interests of an overseas holding company, or Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the foreign investor shall report to the competent tax authority of such Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of evading PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC resident enterprise to its related parties at a price lower than the fair market value, the relevant tax authority has the power to adjust the taxable income of the transaction.

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

•            the Enterprise Income Tax Law (2007);

•            the Rules of Implementation of the Enterprise Income Tax Law (2007);

•            the Wholly Foreign Owned Enterprise Law (1986), as amended; and

•            the Administrative Rules under the Wholly Foreign Owned Enterprise Law (1990), as amended.

Under these regulations, Sino-foreign equity joint venture enterprises and wholly foreign-owned enterprises in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC GAAP. The board of directors of a Sino-foreign equity joint venture enterprise has the discretion to allocate a portion of its after-tax profits to reserve funds, employee bonus and welfare funds and enterprise development funds, which may not be distributed to equity owners as dividends. Wholly foreign owned enterprises in China are required to allocate at least 10% of their after-tax profits each year, if any, to their reserve funds until the cumulative amounts in such reserve funds have reached 50% of the registered capital of such enterprises, and to set aside a certain amount of its after-tax profits each year, if any, to its employee bonus and welfare fund. These reserves may not be distributed as cash dividends.

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

Failure to comply with the registration procedures set forth in SAFE Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entity, and may also subject relevant Chinese residents to penalties under PRC foreign exchange administration regulations and result in potential liability for our PRC Subsidiaries and, in some instances, for their legal representatives and other liable individuals.

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

On November 19, 2012, SAFE promulgated the Circular on Further Improving and Adjusting the Policies on Administration of Foreign Exchange under Direct Investment, or Circular 59, which came into force on December 17, 2012. Circular 59 further relaxes the foreign exchange controls over inbound and outbound investments by PRC companies and simplifies the current administrative system, especially in foreign currency capital settlement and foreign exchange registration procedures of foreign-invested enterprises

Regulations of Employee Share Options

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Person Foreign Exchange, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under the current account and the capital account. In January 2007, SAFE issued the implementation rules for the PBOC Regulation, which, among others, specified the approval requirement for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plan or stock options plan of an overseas listed company. Consequently, in February 2012, SAFE promulgated the Share Option Rules, under which PRC citizens or residents habitually residing in the PRC continuously for over one year, who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or qualified PRC agents, to register with SAFE and complete certain other procedures related to the share holding plan, share option plan or other similar share incentive plans.  Concurrent with the registration with SAFE, the PRC subsidiary or the qualified PRC agent shall obtain the approval for an annual allowance with respect to the foreign exchange in connection with the share holding or share option exercises as well as the approval of opening a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with the share purchase or share option exercise, returned principal or profits upon sale of shares, dividends issued on the stock and any other income or expenditures approved by SAFE. Currently, the participating PRC residents’ foreign exchange income received from the sale of share and dividends distributed by the overseas-listed company must be fully remitted into the domestic foreign currency account before distribution to such participants.  In addition, the PRC agents are required to amend or deregister the registrations with SAFE in case of any material change in, or termination of, the share incentive plans, within the time periods provided by the Share Option Rules.

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

(11)         The principal business of Yingli Green Energy Capital (Hong Kong) is import and export trading and investments holding.

(12)         The principal business of Yingli Beijing is the sale and manufacture of PV modules and PV systems.

(13)         The principal business of Yingli Singapore is the research and experimental development of electronics.

(14)         The principal business of Yingli Brazil is the sale and marketing of PV products and relevant accessories in Brazil.

(15)         The principal business of Fine Silicon is the manufacture of solar-grade and electronic-grade polysilicon.

(16)         The principal business of Hainan Yingli is the research, manufacture, sale and installation of renewable energy products.

(17)         The principal business of Yingli Japan is the sale and marketing of PV products and relevant accessories in Japan.

(18)         The principal business of Yingli Luxembourg is import and export trading and investments holding in Luxembourg.

(19)         The principal business of Yingli Australia is the sale and marketing of PV products and relevant accessories in Australia.

(20)         The principal business of Yingli Italia is the sale and marketing of PV products and relevant accessories in Italy.

(21)         The principal business of Yingli South East Europe is the sale and marketing of PV products and relevant products in Greece, Cyprus, the Balkans and the Middle East.

(22)         The principal business of Yingli d.o.o. is the sale and marketing of PV products and relevant products in Croatia.

(23)         The principal business of Yingli Europe is the sale and marketing of PV products and relevant accessories in Europe, Germany, Austria, Denmark and the Netherlands.

(24)         The principal business of Yingli Green Energy International AG is import and export trading and investments holding in Switzerland.

(25)         The principal business of Yingli Spain is the sale and marketing of PV products, relevant accessories and investments in renewable energy projects, as well as after sales services.

(26)         The principal business of Yingli Green Enerji Ürünleri San. ve Tic.Ltd.Şti.is the sale and marketing of PV products and relevant accessories in Turkey.

(27)         The principal business of Yingli France is the sale and marketing of PV products and relevant accessories in France, French overseas territories and Belgium.

(28)         The principal business of Yingli North Africa is the sale and marketing of PV products and relevant accessories in Morocco.

D.                                    Property, Plant and Equipment

Our principal executive offices are located at No. 3399 Chaoyang North Street in the National New and High-technology Industrial Development Zone in Baoding, China. We conduct our research, development, manufacturing and management in sites located in Baoding, Hebei Province, Hengshui, Hebei Province, Tianjin, and Haikou, Hainan Province:

Facility Number	Products	Location	Plant Size (Square Meters)	Duration of Land Use Right	Major Equipment
1.	Ingots, wafers, cells, modules	Baoding, Hebei Province	25,842	March 2006 to June 2050 (a plot of 24,579 square meters); December 2006 to November 2050 (a plot of 1,263 square meters)

Furnace, wire saw, wires quarter, diffusion furnace, sintering furnace, PECVD antireflection coatings manufacturing equipment, automatic printer, laminating machine, solar cell module production line before and after component lamination, automatic glue-spreads working station, solar cell module testing device

2.		Baoding, Hebei Province	232,158	December 2009 to December 2056 (a plot of 104,745 square meters); December 2009 to December 2056 (a plot of 102,886 square meters); and August 2010 to April 2060 (a plot of 24,527 square meters)

3.		Baoding, Hebei Province	207,036	February 2010 to November 2059 (a plot of 163,579 square meters); December 2010 to December 2012 (a plot of 43,457 square meters)

4.		Baoding, Hebei Province	11,698	September 2006 to August 2056 (a plot of 5,807 square meters); September 2006 to December 2049 (a plot of 5,891 square meters)

5.		Baoding, Hebei Province	15,443	October 2008 to June 2049 (a plot of 6,746 square meters); October 2008 to December 2056 (a plot 8,697 square meters)

6.		Tianjin Ninghe Modern Industry Area	291,238	August 2011 to July 2061 (a plot of 233,296 square meters); August 2011 to June 2061 (a plot of 38,868 square meters)

7.		North Part of Hengshui Economic Development Zone	292,508	February 2012 to December 2061(a plot of 82,603.2square meters)，May 2012 to April 2062 (a plot of 209,905.23 square meters)

8.		Lixian, Baoding, Hebei Province	199,732	June 2011 to December 2060(a plot of 67,665.08 square meters)，June 2012 to November 2054 (a plot of 65,400 square meters, Feburary 2013 to May 2062 (a plot of 66,666.7 square meters)

9.		Shiziling Industrial Park, National Hi-Tech Development Zone, Haikou, Hainan Province	408,926	March 2010 to September 2057(a plot of 181,339.31 square meters), June 2011 to September 2057 (a plot of 167,712.57 square meters), June 2011 to September 2057 (a plot of 59,875.92 square meters)

10.	Polysilicon	Baoding, Hebei Province	544,534	February 2009 to February 2059	SAH reactor, STF reactor, salane reactor, CVD reactor

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

A.                                    Operating Results Overview

We are one of the leading vertically integrated PV product manufacturers in the world. We design, manufacture and sell PV modules, and design, assemble, sell and install PV systems. We sell PV modules to PV system integrators and distributors located in various markets around the world, including the United States, Germany, Greece, Spain, Italy, France, India, Japan, the Netherlands, the United Kingdom, Israel, South Korea and Belgium. Currently, we also sell PV systems, primarily to customers in China.

Our manufacturing capacity and operations have grown significantly since we completed construction of our first manufacturing facilities for PV modules in 2002. We use all of the polysilicon ingots and wafers and PV cells we produce for the production of PV modules, which we sell to third-party customers. Our shipment, including PV modules, were 1,603.8 megawatts, 2,297.1 megawatts and 3,234.3 megawatts in 2011, 2012 and 2013, respectively.

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

Industry Demand

Our business and revenue growth depend on the market demand for PV products. Although solar power technology has been used for several decades, the PV market grew significantly only in the past several years. According to Global Market Outlook for Photovoltaics until 2016, published by the European Photovoltaic Industry Association in May 2012, the policy-driven scenario for the global PV system installations was expected to increase from 1.4 gigawatts in 2005 to 40.2 gigawatts in 2012 and 77.3 gigawatts in 2016. The policy-driven scenario assumes the continuation or introduction of adequate support mechanisms, accompanied by a strong political will to consider PV as a major power source in the coming years. However, demand for our PV products also depends on the general economic conditions in our target markets. Since the second half of 2008, economies around the world, including those in our target markets, have experienced a period of slow economic growth as compared to prior years. Partly as a result of these weakened worldwide macroeconomic conditions, the growth in demand for PV modules had declined significantly since the fourth quarter of 2008. Starting from the second quarter of 2009, the macroeconomic environment began to improve, which led to an increase in demand for our products. The growth of demand for our products from some of our target markets slowed down in the first quarter of 2011,  the third quarter of 2012 and the first quarter of 2013, primarily caused by the adjustment of subsidies and economic incentives for PV installations as part of the government austerity measures. The negative effect from the adjustment of government subsidies and economic incentives is partially offset by the significantly reduced PV system cost. However, we cannot assure you that the cost reduction of PV systems will continue or will ultimately have a positive effect on the general operating environment of our industry.

Government Subsidies and Economic Incentives

We believe that the near-term growth of the market for PV products depends in part on the availability and size of government subsidies and economic incentives. Today, the cost of solar power substantially exceeds the cost of electrical power generated from conventional fossil fuels such as coal and natural gas. As a result, governments in many countries, including Germany, Italy, France, South Korea, the United States, China, Greece, Israel, South Africa, the United Kingdom, India, Australia, Thailand, Singapore, Japan, Czech Republic, Brazil, Peru, Mexico, Chile and Saudi Arabia, have provided subsidies and economic incentives for the use of renewable energy such as solar power to reduce dependency on conventional fossil fuels as a source of energy. These subsidies and economic incentives have been in the form of capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and manufacturers of solar power products, including PV products.

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

On March 23, 2009, the MOF issued the Provisional Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, which outlined a subsidy program dedicated to rooftop PV systems with a minimum capacity of 50 kilowatt-peak. In July 2009, the PRC government announced the Golden Sun program, a program of incentives for the development of large-scale PV projects throughout the country. Under this program, on-grid PV projects of at least 300 kilowatts are eligible for subsidies of 50%. Projects in remote areas with no access to the electricity grid will be eligible for subsidies of 70%. On August 1, 2011, the NDRC announced the feed-in tariff policy for on-grid PV systems. For PV projects that had been approved before July 1, 2011 and would be completed by December 31, 2011, the feed-in tariff would be RMB1.15/kWh, including value-added tax, or VAT. Except for PV projects that are constructed in Tibet, for PV projects that are approved after July 1, 2011 and PV projects that had been approved before July 1, 2011 but would not be completed by December 31, 2011, the feed-in tariff including VAT would be RMB1/kWh. In March 2013, the NDRC issued the Notice on Improving the Pricing Scheme for Photovoltaic Power Generation. In this notice, the NDRC proposed to reduce the feed-in tariff for utility scale PV projects from RMB 1/kWh to RMB 0.75/kWh, RMB 0.85/kWh or RMB 0.95/kWh, depending on the project’s location. The feed-in tariff for PV projects constructed in specific regions would remain at RMB 1/kWh. In August 2013, the National Development and Reform Commission, or NDRC, of China adjusted the feed-in tariff for utility scale PV projects from the nationwide benchmark price of RMB1.00 per kWh to three regional variations of RMB0.90 per kWh, RMB0.95 per kWh and RMB1.00 per kWh based on solar resources and construction costs in the relevant regions. The new feed-in tariff policy will apply to all PV plants approved after September 1, 2013 and those approved before that date but are not commissioned on or after January 1, 2014.

Availability and Accessibility of Financing for Solar Energy Applications

PV systems projects generally require significant up-front expenditures, and as a result, our customers have historically relied on financing for the purchase of our products. If financing for solar applications becomes inaccessible, the growth of the market for solar energy applications may be adversely affected. For example, the average selling price of our PV modules decreased significantly from the fourth quarter of 2008 to the second quarter of 2009, partly due to tighter credit for PV system project financing as a result of the continuing adverse credit market conditions. In addition, rising interest rates could render existing financings more expensive, as well as serve as an obstacle to potential financings that would otherwise spur the growth of the PV industry.

Capacity

In order to take advantage of expected long-term market demand for PV products, we have been expanding our manufacturing capacity. We started producing PV modules in 2002 with initial manufacturing capacity of three megawatts, polysilicon ingots and wafers in October 2003 with initial manufacturing capacity of six megawatts and PV cells in March 2004 with initial annual manufacturing capacity of three megawatts. We expanded our manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules to 1,700 megawatts as of December 31, 2011, 2,450 megawatts as of December 31, 2012. As a result of our efforts in continuous technology innovations at all levels of our operation and progressive equipment upgrade, our overall actual manufacturing utilization rate was able to exceed 100% as of the date of this annual report based on various conditions, such as market demand and our inventory. We believe that our actual annual manufacturing capacity can reach approximately 4,000 megawatts for PV modules for 2014.

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

Competition and Product Pricing

PV modules, which are currently our principal products, are priced primarily on the basis of the number of watts of electricity they generate and the market price per watt for PV modules. We price our PV modules based on the prevailing market prices at the time we enter into sales contracts with our customers or as our customers place their purchase orders with us, taking into account various factors, including, among others, the size of the contract or the purchase order, the strength and history of our relationship with a particular customer and our polysilicon costs. We believe that the quality of our PV products and our low-cost manufacturing capabilities have enabled us with flexibility to adjust the price of our products in accordance with our sales strategy and market demands. Since 2003 and until the beginning of the fourth quarter of 2008, the average selling prices of PV modules had been rising across the industry, primarily due to the high demand for PV modules as well as rising polysilicon costs during the same period.

The weakened demand for PV modules due to weakened macroeconomic conditions, combined with the increased supply of PV modules due to production capacity expansion by PV module manufacturers worldwide in recent years, has caused the price of PV modules to decline, beginning in the fourth quarter of 2008. The credit market conditions have improved since the second quarter of 2009, which has contributed to an overall increase in the demand for our products in the second half of 2009. However, decreasing costs of raw materials continued to put pressure on the selling prices of the PV modules. The average selling prices in 2010 declined during the first, second and third quarters, and slightly bounced back in the fourth quarter of 2010, which was primarily attributable to the robust market demand, broader recognition of our premium brand and diversified customer base. The average selling price in 2011 declined moderately in the first and second quarter, declined sharply in the third quarter and continued to drop in the fourth quarter, which was primarily due to reduced government subsidies and increased supply of PV products. The average selling price of PV modules continued to decline in 2012 due to reduced government subsidies and excessive supply of PV products. However, the average selling price of our PV modules has stabilized since the first quarter of 2013 and demand began to increase in the second quarter of 2013. We expect that the prices of PV products, including PV modules, may gradually stabilize or increase slightly due to the increased demand caused by the quick development of new and emerging markets and the rationalized supply of PV products on the market. Fluctuations in prevailing market prices may have a material effect on the prices of our PV modules and our profitability, particularly if prices of PV modules continue to decline or if prices of PV modules increase at a slower pace than the cost of PV modules increases.

We sell our PV modules primarily through sales contracts with a term of less than one year and are obligated to deliver PV modules according to predetermined prices and delivery schedules.

Price of Polysilicon

Polysilicon is the most important raw material used in our manufacturing process. Until the third quarter of 2008, an industry-wide shortage of polysilicon coupled with rapidly growing demand from the solar power industry caused rapid increases of polysilicon prices. However, during the fourth quarter of 2008 and the first half of 2009, polysilicon prices declined continuously as a result of significant new manufacturing capacity coming on line and falling demand for solar power products and semiconductor devices resulting from the global financial crisis and credit market conditions. Since the third quarter of 2010, the polysilicon price has rebounded due to a recovery of demand for PV products in the main markets. From the second quarter of 2011, the polysilicon price has decreased significantly as a result of increased industry-wide polysilicon manufacturing capacity and the pressure from the decreasing average selling price of PV modules. In 2012, polysilicon prices continued to decline and reached a historical low of approximately US$14 per kilogram in November 2012. Partly due to China’s anti-dumping and anti-subsidy investigations of the United States, South Korean and European polysilicon manufacturers, polysilicon prices rebounded slightly since December 2012. Our average purchase price of polysilicon per kilogram decreased by 57.8% in 2012 compared to 2011 and decreased by 25.1% in 2013 compared to 2012.

The average price of polysilicon over the medium- to long-term will depend on a number of factors, including the macroeconomic environment, the scope and progress of current and future manufacturing capacity expansion plans of the polysilicon suppliers, the level of demand for polysilicon from the PV and semiconductor industries and any changes in government regulations and subsidies in respect of PV and other alternative energy industries that may significantly affect the demand outlook for polysilicon. We believe that none of these factors can be predicted with reasonable certainty as of the date of this annual report, and the average price of polysilicon may increase or decrease significantly over the medium- to long-term as a result of any combination of such factors.

Our process technology enables us to increase our utilization of polysilicon scraps, the price of which has historically been lower than high-purity polysilicon, in the production of ingots and wafers. However, as the price of high-purity polysilicon has declined significantly since the fourth quarter of 2008, we have been utilizing an increased proportion of high-purity polysilicon in our manufacturing process to further ensure the high quality standards of our PV modules.

64

Historically, we had relied on spot market purchases to meet a significant portion of our polysilicon needs. In order to secure an adequate and timely supply of polysilicon, we have also in the past entered into various purchase agreements and memorandums of understanding with local and foreign suppliers, including some of the world’s major polysilicon suppliers. Supplies under these purchase agreements started in early 2009. In response to the significant decrease in polysilicon prices since the fourth quarter of 2008, we have renegotiated, and are still negotiating, with our polysilicon suppliers to reduce the purchase price for a substantial amount of polysilicon supplied under certain of our polysilicon supply contracts. However, the purchase prices under certain of our long-term polysilicon supply contracts were higher than the continuously declining market price of polysilicon. In 2011, we recognized a total of non-cash provision of RMB851.7 million on our inventory purchase commitment under long-term polysilicon supply contracts as a result of the decline in the polysilicon price. We did not recognize such provision in 2012. In 2013, we recognized an additional provision of RMB 480.2 million (US$79.3 million) on our inventory purchase commitment under long-term polysilicon supply contracts as a result of our re-assessment of our purchase commitments under long-term polysilicon supply contracts based on then current market price of polysilicon and current status of our performance of, and negotiations with our suppliers under, the long-term supply contracts. Our management has been negotiating with our suppliers on adjusting the prices under these long-term contracts. Should the negotiation results be different from the assessment base on which we recognized such provisions, these provisions would be adjusted accordingly to reflect such a new assessment. If the prices under our current contracts remains to be higher than the market price of polysilicon, we may have higher cost of polysilicon compared with other competitors who purchase their polysilicon from the spot market. On the other hand, we cannot assure you that we will be able to secure sufficient quantities of polysilicon to meet the requirements of our existing production capacity or support the future expansion of our manufacturing capacity, if any. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Our polysilicon cost may be higher than the market level as a result of our long-term polysilicon purchase commitment with fixed prices, and we have failed to perform certain of our long-term polysilicon supply contracts according to their original terms” and “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry —  Our failure to obtain polysilicon in sufficient quantities, of appropriate quality and in a timely manner could disrupt our operations, prevent us from operating at full capacity or limit our ability to expand as planned, which will reduce, and limit the growth of, our manufacturing output and revenue.”

From 2006 to 2010, we entered into seven long-term supply contracts with Wacker for supplies of polysilicon from 2009 through 2013, from 2009 through 2017, from 2010 through 2018, from 2009 through 2011, from 2010 through 2017, from 2011 through 2013 and from 2011 through 2018, respectively. In addition, we entered into one long-term supply agreement in February 2008 with OCI for supplies of polysilicon for the period from 2009 through 2013. From 2009 to the date of this annual report, we entered into another two long-term supply contracts with OCI, for supplies of polysilicon from 2011 through 2015 and from 2012 through 2018, respectively. We also entered into a polysilicon supply contract with Daqo for polysilicon to be delivered from the fourth quarter of 2008 through the end of 2010. In August, 2010, we entered into another polysilicon supply agreement with Daqo for supplies of polysilicon from 2011 through 2012. In March 2011, we entered into a long-term polysilicon supply contract with Hemlock for supplies of polysilicon from 2013 through 2020. In November 2011, we entered into an amendment to this long-term supply contract with Hemlock to purchase polysilicon starting from 2012 through 2020 instead of 2013 through 2020. Due to fluctuating polysilicon prices, we successfully negotiated and executed amendments for current purchases on a quarterly or monthly basis with some of these vendors that amended certain commercial terms such as total contract quantity, advance payment arrangements and unit prices for the relevant quarter or month several times in 2011, 2012 and 2013. In October 2013, we also entered into an agreement with a vendor to amend our long-term supply contracts with the vendor to include a price adjustment mechanism that allows the vendor and us to renegotiate the purchase price on a quarterly basis within a specified price range based on market price.

Vertically Integrated Manufacturing Capabilities

We believe that our vertically integrated business model offers us several advantages, particularly in areas of cost reduction and quality control, over our competitors that depend on third parties to source core product components. First, the vertical integration enables us to capture margins at every stage of the PV product value chain in which we are engaged. Second, by streamlining our manufacturing processes, we can reduce production costs and costs associated with toll manufacturing, packaging and transportation as well as breakage losses that occur during shipment between various production locations associated with toll manufacturing arrangements. Third, we control operations at substantially all stages of the PV value chain, including research and development, which enables us to more closely monitor the quality of our PV products from start to finish, and design and streamline our manufacturing processes in a way that enables us to leverage our technologies more efficiently and reduce costs at each stage of the manufacturing process. We believe that the synergy effect from our vertically integrated business model has enabled us to reduce the quantity of polysilicon we use to make PV modules, improve the conversion efficiency of our PV cells and reduce the lead time needed to fulfill our customer orders.

Manufacturing Technologies

The advancement of manufacturing technologies is important in increasing the conversion efficiency of PV cells and reducing the production costs of PV products. Because PV modules are priced based on the number of watts of electricity they generate, higher conversion efficiency generally leads to higher revenues from the sale of PV modules.

We continually make efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our PV cells. We employ a number of techniques to reduce our production costs while striving to reach a PV cell conversion efficiency ratio that is on a par with or above an acceptable range. Our research and development team continues to focus on finding ways to improve our manufacturing technology and reduce manufacturing costs without compromising the quality of our products.

For our newly adopted monocrystalline PV technologies, we have been in collaboration with the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells, to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells since June 2009. Our 600 megawatts of PANDA production capacity for each of monocrystalline ingots and wafers, cells and modules in Baoding, Hebei Province has started initial production in the second quarter of 2011. We achieved an average cell conversion efficiency rate of 19.7% on the PANDA commercial production lines and a record cell conversion efficiency rate of 21.0% on the PANDA trial line in 2013.

Foreign Governments’ and International Trade Bodies’ Trade Protection Measures

Our businesses in foreign markets are subject to trade protection measures and adverse trade policies or remedies promulgated by foreign governments and international trade bodies against exports from China.

We export a substantial amount of our products to Europe. In 2012, our sales to European countries accounted for over 40% of our total net revenues for 2012, compared to approximately 30% in 2013. On September 5 and November 8, 2012, respectively, the European Union initiated anti-dumping and anti-subsidy investigations of crystalline silicon photovoltaic, or CSPV wafers, cells, and modules from China. On June 4, 2013, the European Commission issued its provisional anti-dumping determination and on August 2, 2013, the European Commission accepted an undertaking, or the Undertaking, made by a group of Chinese PV products exporters (including us) jointly with the China Chamber of Commerce for Import and Export of Machinery and Electronic Products, or CCCME. Pursuant to the Undertaking, the Chinese exporters will limit their exports of solar panels to the EU and set prices above a minimum price, in exchange for the EU agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. CCCME is responsible for allocating the quota among these exporters, and we have been allocated a portion of the quota. On December 5, 2013, the Council of European Union adopted the final findings of the European Commission and imposed anti-dumping and anti-subsidy duties on CSPV modules and key components (i.e. cells) originating in or consigned from People’ s Republic of China. Wafers were excluded from the product scope. The anti-dumping duty rates ranged from 27.3% to 64.9%, while the anti-subsidy duty rates from 0% to 11.5%. The rates applicable to us are 35.5% and 6.3%, respectively. The definitive duties will be imposed for a two-year period starting from December 6, 2013. At the same time, the Council of European Union also confirmed the acceptance by European Commission of the Undertaking. While we are exempted from paying any anti-dumping and anti-subsidy duties to the EU starting from August 6, 2013, the increased selling price and the reduced consumption on the European market under the Undertaking may bring significant uncertainties to our business in the European market. For example, our customers in Europe may not be willing to purchase our products at a higher price or to accept other restrictions imposed on us by the Undertaking. In addition, if we breach or withdraw from the Undertaking, or the European Commission withdraws its acceptance of the Undertaking, the anti-dumping and anti-subsidy duties will automatically apply to us. Thus, there can be no assurance that our entry into and performance of the Undertaking will eliminate potential material adverse effects of anti-dumping and anti-subsidy duties on our business in Europe and our results of operation.

We also export a substantial amount of our products to the United States. On November 7, 2012, the U.S. International Trade Commission (ITC) determined that CSPV modules produced from Chinese cells are materially injuring the U.S. CSPV cells and modules industry. The U.S. Department of Commerce, or the DOC, issued its final determinations on the rates of the anti-dumping, or AD, and countervailing duties, or CVD, on October 10, 2012, which became effective upon issuance of the final anti-dumping and countervailing duties orders in early December 2012. As a result of such final determinations, we, as a voluntary respondent, are subject to an average aggregated AD/CVD rate of 29.18%. However, this average aggregated AD/CVD rate might be subject to change due to the administrative review process initiated by DOC in early 2014.

On January 23, 2014, the DOC initiated a parallel AD investigation on CSPV products from China and Taiwan and CVD investigation on CSPV products from China. The products concerned are crystalline silicon photovoltaic cells, and modules, laminates and/or panels consisting of crystalline silicon photovoltaic cells, whether or not partially or fully assembled into other products, including building integrated materials. Subject merchandise also includes modules, laminates and/or panels assembled in China and Taiwan consisting of crystalline silicon photovoltaic cells that are completed or partially manufactured within a customs territory other than China and Taiwan, using ingots, wafers that are manufactured China and Taiwan, or cells where the manufacturing process begins in China and Taiwan and is completed in other countries. The preliminary CVD result will be published before June 2, 2014 and the preliminary AD result before the end of July, 2014. Since we have been maintaining our supply to the U.S. market sourcing cells from Taiwan to avoid those punitive tariffs imposed against cells and modules from China, our business in the U.S. market may be materially and adversely impacted if the USDOC and ITC finally impose punitive tariffs in these new investigations.

On November 23, 2012, the Department of Commerce of the Government of India initiated its anti-dumping investigation concerning imports of photovoltaic products originating in or exported from Malaysia, Mainland China, Taiwan and the United States. Both crystalline silicon and thin-film products are under investigation. Although we have very limited shipments to India during the period that is subject to the investigations, and are therefore not designated as a sampled exporter and producer, if as the result of such investigation the Indian government imposes anti-dumping or other trade protection measures, our prospects in the Indian market may be materially and adversely affected.

If such investigations instituted in our target markets lead to any adverse trade protection measures or remedies against exports from China, the prices of our products will be forced to increase significantly and we may lose customer orders to our competitors, which may materially and adversely affect our business prospects and results of operations.

Net Revenues

We currently derive net revenues from three sources:

•                  sales of PV modules, which are currently our principal source of revenues and are primarily driven by market demand as well as our manufacturing capacity;

•                  sales of PV systems, which consist of sales of PV systems and related installation services; and

•                  other revenues, which consist primarily of sales of raw materials and low efficiency PV cells.

The following table sets forth each revenue source as a percentage of total consolidated net revenues for the periods indicated.

	2011		2012		2013
	RMB	% of Total Net Revenue	RMB	% of Total Net Revenue	RMB	US$	% of Total Net Revenue
	(In thousands, except percentages)
Net revenues:
Sales of PV modules	14,397,086	98.1%	10,989,767	96.5%	12,510,809	2,066,638	93.2%
Sales of PV systems	53,731	0.4	171,013	1.5	408,630	67,501	3
Other revenues	227,148	1.5	231,148	2.0	498,654	82,372	3.8
Total net revenues	14,677,965	100.0%	11,391,928	100.0%	13,418,093	2,216,511	100%

Our net revenues are net of business tax, value-added tax, city construction tax and education surcharge. Key factors affecting our net revenues include the average selling price per watt and wattage of our PV modules sold.

We have been dependent on a limited number of customers for a significant portion of our revenues. In 2011, 2012 and 2013, sales to our five largest customers accounted for approximately 27.7%, 26.0% and 15.2%, respectively, of our net revenues. Our largest customers have changed from year to year due to the rapid growth of the sales of our PV modules, our diversification into new geographic markets and our ability to find new customers willing to place large orders with us.

We currently sell most of our PV modules to customers located in Europe, the PRC and the United States. The following table sets forth our total consolidated net revenues by geographic region for the periods indicated:

	For the Year Ended December 31,
	2011		2012		2013
		% of Total		% of Total			% of Total
Country/Region	Revenues	Revenues	Revenues	Revenues	Revenues		Revenues
	RMB		RMB		RMB	US$
	(In thousands, except percentages)
Europe:
Germany	6,595,109	44.9%	4,765,312	41.8%	2,439,058	402,904	18.2%
Spain	511,757	3.5	381,910	3.4	131,414	21,708	1.0
France	352,107	2.4	75,898	0.7	156,557	25,861	1.2
Italy	700,646	4.8	389,218	3.4	95,013	15,695	0.7
Netherlands	222,413	1.5	502,843	4.4	227,163	37,525	1.7
Greece	210,487	1.4	477,138	4.2	325,619	53,788	2.4
United Kingdom	227,122	1.5	117,381	1	403,014	66,573	3.0
Rest of Europe	249,651	1.7	156,142	1.4	259,256	42,826	1.9
Subtotal — Europe	9,069,292	61.8	6,865,842	60.3	4,037,094	666,880	30.1
China	3,261,886	22.2	2,653,341	23.3	4,546,482	751,025	33.9
United States	2,137,219	14.6	1,600,695	14.1	2,906,262	480,080	21.7
Japan	51,236	0.3	81,911	0.7	972,604	160,663	7.2
Rest of World	158,332	1.1	190,139	1.7	955,651	157,862	7.1
Total net revenues	14,677,965	100%	11,391,928	100%	13,418,093	2,216,511	100%

Most of our net revenues from sales of PV systems are currently derived from China.

Cost of Revenues

Our cost of PV module sales consists primarily of:

•                  Polysilicon. The cost of polysilicon has material effect on our cost of raw materials. We purchase polysilicon from various suppliers, including silicon manufacturers and distributors.

•                  Other Raw Materials. Other raw materials include crucibles, silicon carbides, cutting fluid, steel cutting wires, alkaline detergents, metallic pastes, laminate materials, silica gel, tempered glass, aluminum frames, solder, junction boxes, cables, connectors and other chemical agents and electronic components.

•                  Toll Manufacturing. We process silicon raw materials into ingots and produce wafers, PV cells and PV modules in-house. As our PV cell manufacturing capacity could be less than the production capacities for our wafers and PV modules, we have used toll manufacturing arrangements for PV cells. Besides, we also entered into toll manufacturing arrangements for specific PV modules to meet the requirements of our customers on a limited scale.

•                  Direct Labor. Direct labor costs include salaries and benefits for personnel directly involved in manufacturing activities.

•                  Overhead. Overhead costs include utilities, maintenance of production equipment, land use rights and other ancillary expenses associated with manufacturing activities.

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

Gross Profit/Loss and Gross Profit/Loss Margin

Our gross profit is affected by a number of factors, including the average selling prices for our PV products, the cost of polysilicon, product mix, economies of scale and benefits from vertical integration, and our ability to cost-efficiently manage our raw material supply. Our gross profit was RMB1,458.9 million (US$241.0 million) in 2013. Our gross profit margin was 10.9% in 2013, compared to our gross loss margin of negative 3.2% in 2012 and gross profit margin of 16.7% in 2011.

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

Operating Expenses

Our operating expenses consist of:

•                  Selling expenses, which consist primarily of advertising costs, salaries and employee benefits of sales personnel, sales-related travel and entertainment expenses, sales-related shipping costs, warranty costs, amortization of intangible assets (including backlog and customer relationships), share-based compensation expenses and other selling expenses, including sales commissions paid to our sales agents. We expect that selling expenses will decrease as a percentage of net revenues over time as we achieve greater economies of scale.

Before September 30, 2011, our PV modules were typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. From October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nameplate power for 10 years and 80.7% of nameplate power for a period of 25 years for multicrystalline PV modules, and 98.0% of nameplate power for the first year, 92.0% of nameplate power for 10 years, and 82.0% of nameplate power for a period of 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with a linear-based warranty, which guarantees each year’s power output during the twenty-five-year warranty period. In December 2013, we entered into a similar module performance warranty insurance agreement with another insurance company for the same scope of beneficiaries during the period from January 1, 2014 to December 31, 2014. These warranties require us to fix or replace the defective products. We currently accrue the equivalent of 1% of gross revenues for warranty obligations. In 2013, we recorded warranty expense of RMB125.9 million (US$20.8 million).

•                  General and administrative expenses, which consist primarily of salaries and benefits for our administrative and finance personnel, audit, legal and consulting fees, other travel and entertainment expenses, bank charges, amortization of technical know-how, depreciation of equipment used for administrative purposes and share-based compensation expenses.

•                  Research and development expenses, which consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and prototype and equipment costs relating to the design, development, testing and enhancement of our products and the manufacturing process. We are a party to several research grant contracts with the PRC government under which we receive funds for specified costs incurred in certain research projects. We record such amounts as a reduction to research and development expenses when the related research and development costs are incurred. We expect our research and development expenses (not adjusted for offsets by government grants) to increase as we place a greater strategic focus on PV system sales in overseas markets and as we continue to hire additional research and development personnel and focus on continuous innovation of process technologies for our PV products. We conduct our research and development, design and manufacturing operations in China, where the costs of skilled labor, engineering and technical resources, as well as land, facilities and utilities, tend to be lower than those in more developed countries.

•                  Provision of doubtful accounts receivable, which represents our estimated losses on accounts receivable resulting from customers’ inability or failure to make payments under our sales contracts. We consider age of doubtful accounts receivable, historical collection experience, customer-specific facts and current economic conditions to determine the amount of such provision.

•                  Impairment of long-lived assets, which represents the difference between the carrying amount and the fair value of the long-lived assets that are considered to be impaired. Long-lived assets, such as property, plant and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As of December 31,2012, we had accrued a total impairment provision of RMB2,475.5 million for Fine Silicon’s entire property, plant and equipment.

•                  Impairment of goodwill, which relates to the impairment charge of RMB 273.4 million for the goodwill originated from the historical acquisitions of equity interests in Tianwei Yingli. During the fourth quarter of 2011, we experienced both a decline in our operating results and a significant decrease in the market capitalization of our company, which represents one single reporting unit for the purpose of assessing goodwill impairment.  As a result, we recorded an impairment charge to fully write off the carrying value of the goodwill as of December 31, 2011. No such provision was made in 2012 and 2013.

•

Provision on the inventory purchase commitment under long-term polysilicon supply contracts. In 2011, we recognized a provision of RMB851.7 million on our inventory purchase commitment under the long-term polysilicon supply contracts as a result of the continuing decline in the polysilicon purchase price. No such provision was made in 2012. In 2013, we recognized a provision of RMB480.2 million (USD79.3 million) on our inventory purchase commitment under the long-term polysilicon supply contracts as a result of our re-assessment of its purchase commitments under long-term polysilicon supply contracts based on current market price of polysilicon and current status of our performance of, and negotiations with our suppliers under, the long-term supply contracts. Should the negotiation progress be different from the current assessment, the provision would be adjusted accordingly to reflect such a new assessment.

Taxation

Under current laws of the Cayman Islands and the British Virgin Islands, we are not subject to income or capital gains tax. Additionally, dividend payments made by us are not subject to withholding tax in the Cayman Islands and the British Virgin Islands.

In accordance with the FIE Income Tax Law and its implementation rules, as a foreign-invested enterprise primarily engaged in manufacturing and in operation for more than ten years, Tianwei Yingli was entitled to an exemption from the 25% enterprise income tax for two years from its first profit making year following its conversion into a Sino-foreign equity joint venture company, specifically in 2007 and 2008, and a 50% reduction in the subsequent three years, from 2009 to 2011.

On March 16, 2007, the National People’s Congress passed the EIT Law, which replaces the FIE Income Tax Law and adopts a uniform income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The EIT Law became effective on January 1, 2008. The EIT Law provides a five-year transition period from its effective date for enterprises established before the promulgation date of the EIT Law and which were entitled to preferential tax rates and treatments under the then-effective tax laws or regulations. On December 26, 2007, the PRC government issued detailed implementation rules regarding the transitional preferential policies. Furthermore, under the EIT Law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to the preferential enterprise income tax rate of 15%. The Ministry of Science and Technology, the MOF and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises on April 14, 2008 and the Guidelines for Recognition of High and New Technology Enterprises on July 8, 2008. Under the EIT Law and the various implementation rules, Tianwei Yingli continues to enjoy its unexpired tax holiday, which is applied to the new income tax rate of 25%, resulting in a tax rate of 0% for 2008, and 12.5% for 2009 to 2011. In August 2011, Tianwei Yingli renewed the certificate of “High and New Technology Enterprise” and extended the preferential income tax period for another three years starting from 2011. As a result, Tianwei Yingli is entitled to a preferential EIT rate of 15% from 2012 to 2013. Yingli China was established in October 2007 and was recognized by the Chinese government in December 2008 as a “High and New Technology Enterprise”. Thus, the preferential enterprise income tax rate of 15% was applicable to Yingli China from 2008 to 2010. In August 2011, Yingli China renewed the certificate of “High and New Technology Enterprise” and extended the preferential income tax period for another three years starting from 2011. As a result, Yingli China is entitled to the preferential EIT rate of 15% from 2011 to 2013. In addition, Fine Silicon was recognized by the Chinese government in November 2009 as a “High and New Technology Enterprise. “ As a result, Fine Silicon was entitled to the preferential enterprise income tax rate of 15% from 2009 to 2011. Fine Silicon renewed the certificate of “High and New Technology Enterprise” and extended the preferential income tax period for another three years starting from 2012. Yingli Hainan was established in September 2009 in Hainan special economic zone and recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in September 2011. Therefore, Yingli Hainan was entitled to the tax exemption for the first two years and half the EIT rate for the subsequent three years upon generating any operational revenues. Yingli Hainan elected to defer the commencement of the above-mentioned tax holidays until January 1, 2011. Therefore, Yingli Hainan is entitled to the EIT exemption from 2011 to 2012 and a preferential EIT rate of 12.5% from 2013 to 2015. Yingli Tianjin, located in Tianjin, was established in March 2011 and recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in July 2013. Therefore, Yingli Tianjin is entitled to a preferential EIT rate of 15% from 2013 to 2015. Yingli Lixian, located in Lixian, Hebei Province, was established in June 2010 and recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in July 2013. Therefore, Yingli Lixian is entitled to a preferential EIT rate of 15% from 2013 to 2015. Yingli Hengshui, located in Hengshui, Hebei Province, was established in April 2011 and recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in July 2013. Therefore, Yingli Hengshui is entitled to a preferential EIT rate of 15% from 2013 to 2015.

Furthermore, continued qualification as a “high and new technology enterprise” is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. If renewed after our reapplication and relevant government authorities’ review and annual evaluation, a “High and New Technology Enterprise” status will enable Tianwei Yingli, Yingli China, Fine Silicon, Yingli Tianjin, Yingli Lixian, Yingli Hengshui and Yingli Hainan to continue to enjoy the preferential income tax rate of 15% for another three years. These entities have passed all previous reviews and evaluations by relevant PRC government authorities for this qualification, and we expect them to continue to pass such reviews and evaluations in the future.

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

Yingli Green Energy Europe GmbH (“Yingli Europe”) and Yingli Green Energy South East Europe GmbH (formerly known as Yingli Green Energy Greece Sales GmbH) (“Yingli South East Europe”), are located in Germany and subject to a corporation income tax rate of 15% plus a solidarity surcharge of 5.5% on corporation income taxes.  In addition, Yingli Europe and Yingli South East Europe are subject to a trade income tax rate of 17.15% and 12.775%, respectively.  The aggregate statutory income tax rate in Yingli Europe and Yingli South East Europe is 32.975% and 28.6%, respectively.

Yingli Green Energy Americas, INC (“Yingli Americas”), is located in New York city of the United States of America and is subject to a federal corporation tax rate of 34% and a state corporation tax rate of 6.6%, resulting in an aggregate income tax rate of 38.4%.

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

Accrued Warranty Obligations

Before September 30, 2011, our PV modules were typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. To keep consistent with industry practice, from October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nameplate power for 10 years, and 80.7% of nameplate power for a period of 25 years for multicrystalline PV modules and 98.0% of nameplate power for the first year, 92.0% of nameplate power for 10 years, and 82.0% of nameplate power for a period of 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with a linear-based warranty, which guarantees each year’s power output during the twenty-five-year warranty period. In December 2013, we entered into a similar module performance warranty insurance agreement with another insurance company for the same scope of beneficiaries during the period from January 1, 2014 to December 31, 2014.  As a result, we bear the risk of warranty claims long after we have sold our products and recognized revenues. We have sold PV modules only since January 2003, and none of our PV modules have been in use for the entire warranty periods. In connection with our PV system sales in the PRC, we provide a one- to five-year warranty against defects in our modules, storage batteries, controllers and inverters. We perform industry-standard testing to test the quality, durability and safety of our products. As a result of such tests, we believe that the quality, durability and safety of our products are within industry norms. Our estimate of the amount of our warranty obligations is based on the results of these tests, consideration given to the warranty accrual practice of other companies in the same business and our expected failure rate and costs to service failed products. Our warranty obligation will be affected by our estimated product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting product failure. Consequently, we accrue the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of our warranty obligations. During 2013, RMB14.3 million (US$2.4 million) in warranty costs were incurred or claimed, as a result of warranty claims for our PV modules that we had previously sold. As of December 31, 2011, 2012 and 2013, our accrued warranty costs amounted to RMB457.7 million, RMB555.4 million and RMB666.9 million (US$110.2 million), respectively. As of December 31, 2011, 2012 and 2013, RMB425.4 million, RMB519.5 million and RMB626.3 million (US$103.5 million), respectively, in warranty costs were classified as noncurrent liabilities, which reflects our estimate of the timing of when the warranty expenditures will likely be made.

We charge actual warranty expenditures against the accrued warranty liability. To the extent that actual warranty expenditures differ significantly from estimates, we will revise our warranty provisions accordingly.

Changes in the carrying amount of accrued warranty liability are as follows:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(In thousands)
Beginning balance	303,641	457,733	555,357	91,738
Warranty expense for current year sales	154,091	109,915	125,900	20,797
Warranty costs incurred or claimed	—	(12,291)	(14,311)	(2,364)
Total accrued warranty cost	457,732	555,357	666,946	110,171
Less: accrued warranty cost, current portion	32,383	35,819	40,632	6,712
Accrued warranty cost, excluding current portion	425,349	519,538	626,314	103,459

Long-Lived Assets

As of December 31, 2011, 2012 and 2013, our intangible assets primarily consisted of technical know-how, customer relationships, long-term supplier agreements and trademarks.

We depreciate and amortize our property, plant, equipment and intangible assets, which are subject to amortization, using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of plant and equipment (including the salvage values) in order to determine the amount of depreciation expense to be recorded during each reporting period. We estimate the useful lives at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which would result in the recognition of increased depreciation and amortization expense in future periods. There has been no change to the estimated useful lives or salvage values during 2011, 2012 and 2013.

We evaluate long-lived assets, including property, plant and equipment and intangible assets, which are subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and, in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. Intangible assets that are not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. For intangible assets that are not subject to amortization, an impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

For the year ended December 31, 2011, due to a continuing decline in the spot market price of polysilicon, the profit-generating ability of Fine Silicon’s assets was less than expected. Therefore, we recognized an impairment of property, plant and equipment of Fine Silicon in an amount of RMB2,275.0 million to reflect the above change.

For the year ended December 31, 2012, due to a continuing decline in the spot market price of polysilicon, the profit-generating ability of Fine Silicon’s assets was less than expected. Therefore, we recognized an impairment of property, plant and equipment of Fine Silicon in an amount of RMB200.5 million to reflect the above change.

Furthermore, due to the significant reduction in our market capitalization, impairment of goodwill of RMB273.4 million was recognized in 2011, which originated from the historical acquisitions of equity interests in Tianwei Yingli.

No impairment on our long-lived assets was recognized in 2013 as the average selling price of PV module stablized in 2013.

Share-Based Compensation

As further described in Note (18) to our consolidated financial statements, we account for share-based compensation under FASB ASC Topic 718, “Compensation — Stock Compensation.” Under ASC Topic 718, the cost of all share-based payment transactions must be recognized in our consolidated financial statements based on their grant-date fair value over the vesting period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service from the employee, or the vesting period. We determine the fair value of our employees’ share options as of the grant date using the Black-Scholes option pricing model.

Under this model, we make a number of assumptions regarding the fair value of the options, including:

•                  the estimated fair value of our ordinary shares on the grant date;

•                  the maturity of the options;

•                  the expected volatility of our future ordinary share price;

•                  the risk-free interest rate; and

•                  the expected dividend rate.

For the share options granted after our initial public offering, the fair value of our ordinary shares on the grant date is determined by the closing trade price of our ordinary shares on the grant date. Prior to 2011, due to the lack of a sufficient trading history at the time the options were issued, we estimated the expected volatility of our ordinary share price by referring to 11 comparable companies in the PV manufacturing business whose shares are publicly traded over the most recent period to be equal to the expected option life of our employees’ share option. Starting in 2011, our calculation of expected volatility was based on the historical volatility of our stock price.

We had 5,824,106, 5,349,942 and 5,169,567 employee share options outstanding as of December 31, 2011, 2012 and 2013, respectively. The following table sets forth information regarding our outstanding employee share options as of December 31, 2011, 2012 and 2013:

	Number of Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2011	5,824,106	US$	4.63	7.21 years	US$	1,427
Granted or Reissued	—	US$	—
Exercised	—	US$	—
Forfeited or Cancelled	(474,164)	US$	5.46
Outstanding as of December 31, 2012	5,349,942	US$	4.55
Granted	(178,750)	US$	3.65
Exercised	(1,625)	US$	8.31		US$	638
Forfeited or Cancelled	5,169,567	US$	4.58	5.21 years
Vested and expected to vest as of December 31, 2013		US$			US$	8,218
Exercisable as of December 31, 2013	3,982,437	US$	3.33	5.13 years	US$	7,200

In addition to share options, we have granted a total of 2,665,060 restricted shares under our 2006 stock incentive plan for the benefit of 81 participants, consisting of 755,840 restricted shares granted to seven directors and officers of Yingli Green Energy and 1,909,220 restricted shares to 74 other employees and nonemployees, consisting of 33,792 restricted shares forfeited, as of December 31, 2013. None of these restricted shares remained unvested as of December 31, 2013.

We recorded noncash share-based compensation expense of RMB73.9 million, RMB35.5 million and RMB15.9 million (US$2.6 million) as translated at the applicable average exchange rate prevailing during the period) for the year ended December 31, 2011, 2012 and 2013.

Changes in our estimates and assumptions regarding the expected volatility and valuation of our ordinary shares could significantly impact the estimated fair values of our share options and, as a result, our net income (loss) and the net income available to our ordinary shareholders.

Based on the closing price of our ordinary shares of US$5.05 per share as of December 31, 2013, the aggregate intrinsic value of the options outstanding as of December 31, 2013 was approximately US$8.2 million.

Valuation of Inventories

Our inventories are stated at the lower of cost or market value. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record a write-down against the cost of inventories for a decline in market value. Expected demand and anticipated sales price are the key factors affecting our inventory valuation analysis. For purposes of our inventory valuation analysis, we develop expected demand and anticipated sales prices primarily based on sales orders and, to a far lesser extent, industry trends and individual customer analysis. We also consider sales and sales orders after each reporting period-end but before the issuance of our financial statements to assess the accuracy of our inventory valuation estimates. Historically, actual demand and sales price have generally been consistent with or greater than expected demand and anticipated sales price used for purposes of our inventory valuation analysis. The evaluation also takes into consideration new product development schedules, the effect that new products might have on the sale of existing products, product obsolescence, customer concentrations, product merchantability and other factors. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of polysilicon, our primary raw material, is subject to fluctuations based on global supply and demand. Our management continually monitors the changes in the purchase price paid for polysilicon, including prepayments to suppliers, and the impact of such changes on our ability to recover the cost of inventory and our prepayments to suppliers. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories. For the years ended December 31, 2011, 2012 and 2013, inventory write-downs, which are included in the cost of revenues, were RMB469.9 million, RMB665.4 million and RMB5.0 million (US$0.8 million), respectively.

Accrual for Loss on Inventory Purchase Commitments

Until the third quarter of 2008, an industry-wide shortage of high purity polysilicon coupled with growing demand for PV modules caused the increases of polysilicon prices. In order to ensure the adequate supply of polysilicon, we entered into several long-term fixed price supply contracts from 2006 to 2011 under which the polysilicon would be delivered from 2009 to 2020.  However, from the second quarter of 2011, the polysilicon price has decreased significantly as the result of increased polysilicon manufacturing capacity and the pressure from the decreasing average selling price of PV modules. As a result, we recognized a provision of RMB851.7 million on our firm purchase commitments under the long-term fixed price polysilicon contracts as of December 31, 2011.  The provision was determined by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory.  During the years ended December 31, 2011 and 2012, notwithstanding that the firm purchase commitments under the long-term fixed price contracts continued to be in effect, through negotiations with the vendors, we were able to obtain various pricing concessions from the vendors, which resulted in the actual purchase price paid by us to be less than the stated contract price.  Our management believes that we will be able to continue to purchase from the polysilicon vendors at lower, renegotiated prices that are in line with the prevailing market price. We have therefore reclassified the accrual for potential losses on inventory firm purchase commitments of RMB851.7 million as of December 31, 2012 to an accrual for loss contingency related to the inventory purchase commitments. The accrued amount of RMB851.7 million represents our best estimate for the loss contingency, taking into consideration the expected future renegotiated purchase prices to execute the contracts.

During the year ended December 31, 2013, we continued to negotiate and execute amendments for current purchases on a quarterly or monthly basis with two of the vendors and obtained price concessions that allowed us to purchase polysilicon at renegotiated prices that were close to market price and significantly lower than the stated contract prices under the long-term fixed price supply contracts with these vendors.

In addition, we continued to negotiate with these two vendors for an overall amendment to each long-term fixed price supply contract with such vendors to eliminate fixed price arrangements.  In October 2013, we entered into agreements with one of the vendors to amend the long-term supply contract with such vendor to include a price adjustment mechanism that allows us and the vendor to renegotiate purchase price on a quarterly basis within a specified price range set forth in the amendments based on market price.  We have not reached similar agreement with the other vendor, but continued to renegotiate prices on a quarterly or monthly basis to purchase polysilicon from such vendor at close to market prices.  We failed, however, to accept deliveries from the vendor for a total of six months in 2012 and 2013 under the long-term fixed price supply contracts as our management determined after taking into consideration all relevant factors that it would be in our best interest not to accept those deliveries when they were due.  As a result, the vendor claimed that it had forfeited certain advance payments made by us.  Notwithstanding our failure to accept deliveries for six months and the vendor’s claim as described above, we and the vendor continued our monthly or quarterly negotiations and we have accepted deliveries from the vendor after our failure to accept deliveries in those six months.

We did not purchase from a third vendor with whom we have entered into a long-term fixed price supply contract that provided for purchase from 2013 to 2020 due to the uncertainty caused by anti-dumping and anti-subsidy investigation against solar-grade polysilicon imported from the U.S. and South Korea launched by the Ministry of Commerce of the People’s Republic of China in July 2012.  We have received invoices on our take-or-pay obligation under this contract for failing to take the shipments in 2013 and we are currently in discussion with this vendor to seek an acceptable solution to both parties on the performance of the long-term supply contract.

                We reassessed the probability of the incurrence of a loss under our long-term fixed price polysilicon contracts based on all the developments in 2013 and recognized an additional provision of RMB480.2 million (US$79.3 million) on the firm purchase commitments under the long-term fixed price polysilicon contracts as of December 31, 2013.  The provision was determined by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory, using our management’s best estimates of future purchase prices over the remaining terms of the contracts and applying such estimated purchase prices in the lower of cost or market evaluation.  In estimating the renegotiated purchase prices, we considered the pertinent terms of each of the long-term supply contracts, the history and progress of renegotiation with the relevant vendors and the actual price concessions granted, the polysilicon market development based on available industry research data and the likelihood of achieving different levels of renegotiated prices for future periods.  In addition to the estimated renegotiated purchase price, certain other key assumptions were used in measuring the loss accrual, which included but were not limited to (i) the estimated net realizable value of the PV modules manufactured from the polysilicon expected to be purchased under the long-term supply contracts; and (2) the normal profit margin of the PV modules for purposes of estimating the replacement cost (i.e., market) under the lower of cost or market model. In accordance with ASC 450-20, we did not take into consideration the discounting of the resultant accrual.  We also considered the quantities that were required to be purchased and amounts due on take or pay arrangements, as well as the history and progress of renegotiation with the relevant vendors and the actual concessions granted in developing the amount of the estimated loss contingencies.

Allowance for Doubtful Accounts.

We establish an allowance for doubtful accounts for the estimated loss on receivables when collection may no longer be reasonably assured. We assess collectability of receivables based on a number of factors, including the customer’s financial condition and creditworthiness. We make credit sales to major strategic customers in Europe. To reduce credit risks relating to other customers, we require some of our customers to pay a major portion of the purchase price by letters of credit. For the years ended December 31, 2011, 2012 and 2013, our provision for doubtful accounts amounted to RMB45.6 million, RMB74.0 million and RMB20.0 million (US$3.3 million), respectively. We recorded a reversal of allowance for doubtful accounts of RMB6.6 million, RMB5.4 million and RMB17.0 million (US$2.8 million) in 2011, 2012 and 2013, respectively, primarily due to the collection of a previously reserved amount from customers.

The following table presents the movement of allowance for doubtful accounts for the years ended December 31, 2011, 2012 and 2013:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(In thousands)
Beginning balance	(309,482)	(343,306)	(287,351)	(47,467)
Additions	(45,612)	(73,962)	(20,063)	(3,314)
Reversal of allowance for doubtful accounts	6,624	5,401	16,998	2,808
Write-off of accounts receivable charged against the allowance	5,164	124,516	3,419	564
Ending balance	(343,306)	(287,351)	(286,997)	(47,409)

Results of Operations

The following table sets forth a summary of our results of operations for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Net revenues:
Sales of PV modules	14,397,086	98.1%	10,989,767	96.5%	12,510,809	2,066,638	93.2%
Sales of PV systems	53,731	0.4	171,013	1.5	408,630	67,501	3
Other revenues	227,148	1.5	231,148	2	498,654	82,372	3.8
Total net revenues	14,677,965	100%	11,391,928	100%	13,418,093	2,216,511	100%
Cost of revenues:
Cost of PV modules sales	(11,905,502)	(81.1)	(11,329,951)	(99.5)	(11,078,733)	(1,830,076)	(82.6)
Cost of PV systems sales	(43,280)	(0.3)	(155,310)	(1.4)	(374,350)	(61,838)	(2.8)
Cost of other revenues	(279,504)	(1.9)	(275,468)	(2.4)	(506,156)	(83,611)	(3.7)
Total cost of revenues	(12,228,286)	(83.3)	(11,760,729)	(103.2)	(11,959,239)	(1,975,525)	(89.1)
Gross profit (loss)	2,449,679	16.7	(368,801)	(3.2)	1,458,854	240,986	10.9
Operating expenses:
Selling expenses	(818,022)	(5.6)	(893,332)	(7.8)	(1,064,263)	(175,804)	(7.9)
General and administrative expenses	(602,728)	(4.1)	(804,587)	(7.1)	(741,168)	(122,433)	(5.5)
Research and development expenses	(284,909)	(1.9)	(187,538)	(1.6)	(288,558)	(47,666)	(2.2)
Provisions for doubtful accounts receivable	(38,988)	(0.3)	(68,561)	(0.6)	(3,065)	(506)	—
Impairment of goodwill	(273,382)	(1.9)	—	—	—	—
Impairment of long-lived assets	(2,275,024)	(15.5)	(200,497)	(1.8)	—	—
Provision for inventory purchase commitments	(851,694)	(5.8)	—	—	(480,182)	(79,320)	(3.6)
Total operating expenses	(5,144,747)	(35.1)	(2,154,515)	(18.9)	(2,577,236)	(425,729)	(19.2)
Loss from operations	(2,695,068)	(18.4)	(2,523,316)	(22.2)	(1,118,382)	(184,743)	(8.3)
Equity in income(loss) of affiliates, net	(9,557)	(0.1)	507	0.0	1,197	198	—
Interest expense, net	(597,885)	(4.1)	(850,678)	(7.5)	(940,225)	(155,314)	(7.0)
Foreign currency exchange losses, net	(190,475)	(1.3)	(78,599)	(0.7)	(32,230)	(5,324)	(0.2)

	For the Year Ended December 31,
	2011		2012		2013
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Gain on bargain purchase from an acquisition	52,202	0.4	—	—	—	—	—
Other income	41,593	0.3	54,457	0.50	65,767	10,864	0.4
Income tax (expense) benefit	133,413	0.9	205,742	1.80	(31,025)	(5,125)	(0.2)
Net loss	(3,265,777)	(22.2)	(3,191,887)	(28.00)	(2,054,898)	(339,444)	(15.3)
Less: Loss attributable to the noncontrolling interests	56,866	0.4	127,475	1.10	110,473	18,249	0.8
Net loss attributable to Yingli Green Energy	(3,208,911)	(21.9)	(3,064,412)	(26.90)	(1,944,425)	(321,195)	(14.5)

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenues. Our total net revenues were RMB13,418.1 million (US$2,216.5 million) in 2013, which increased by 17.8% from RMB11,391.9 million in 2012. The PV module shipment volume (including shipments for PV systems) in 2013 was 3,234.3 megawatts, an increase of 40.8% from 2,297.1 megawatts in 2012. The increase in total shipments was primarily due to higher recognition of our brand, proven performance of our products, our differentiated market channels and end market diversification. The increase in total net revenues year-over-year was mainly due to a significant increase in PV module shipments that driven by demand growth in China, United States and Japan, partially offset by an industry-wide decline in the average selling price for PV modules compared to 2012..

Net revenues from sales of PV modules were RMB12,510.8 million (US$2,066.6 million), or 93.2% of total net revenues in 2013, compared to RMB10,989.8 million, or 96.5% of total net revenues in 2012. Our PV module sales in Germany were RMB2,439.1 million (US$402.9 million), or 18.2% of our total net revenues in 2013, which decreased from RMB4,765.3  million, or 41.8% of total net revenues in 2012. Our PV module sales in the United States in 2013 were RMB2,906.3 million (US$480.1 million), or 21.7% of our total net revenues which increase from RMB1,600.7 million, or 14.1% of our total net revenues in 2012. Our PV module sales in China in 2013 were RMB4,546.5 million (US$751.0 million), or 33.9% of our total net revenues, which increased from RMB2,653.3 million, or 23.3% of our total net revenues in 2012.

Net revenues from sales of PV systems were RMB408.6 million (US$67.5 million), or 3.0% of total net revenues in 2013, increased from RMB171.0  million, or 1.5% of total net revenues in 2012. Most of our net revenues from sales of PV systems in 2013 were derived from China. Other revenues amounted to RMB498.7 million (US$82.4 million) in 2013, primarily from sales of raw materials and low efficiency PV cells, compared to RMB231.1 million in 2012. Other revenues as a percentage of total net revenues was 3.8% in 2013 and 2.0% in 2012.

Cost of Revenues. The cost of PV modules sales as a percentage of net revenues from PV modules was 88.6% in 2013, compared to 103.1% in 2012. The decrease in the cost of PV modules as a percentage of net revenues from PV modules in 2013 from 2012 was primarily a result of the decrease in polysilicon cost and our continuous efforts in reducing polysilicon consumption per watt and non-polysilicon processing costs.

The cost of PV systems sales as a percentage of net revenues from PV systems was 91.6% in 2013, as compared to 90.8% in 2012.

Gross Loss (Profit). As a result of the factors described above, our gross profit was RMB1,458.9 million (US$241.0 million) in 2013, improved from gross loss of RMB368.8 million in 2012. Our gross margin was 10.9% in 2013, improved from negative 3.2% in 2012.

Operating Expenses. Our operating expenses were RMB2,577.2 million (US$425.7 million) in 2013, which increased from RMB2,154.5 million in 2012. Operating expenses as a percentage of net revenue increased to19.2% in 2013 from 18.9% in 2012. The increase in operating expenses from 2012 to 2013 was primarily due to the following reasons:

•                  Selling Expenses. Our selling expenses were RMB1,064.3 million (US$175.8 million) in 2013, which increased from RMB893.3 million in 2012. This increase was primarily due to the increased PV module shipment volume. Selling expenses as a percentage of net revenues increased to 7.9% in 2013 from 7.8% in 2012.

•                  General and Administrative Expenses. Our general and administrative expenses were RMB741.2 million (US$122.4 million), which decreased from RMB804.6  million in 2012. The decrease in general and administrative expenses in 2013 was primarily caused by our effort in cost controls. General and administrative expenses as a percentage of net revenues decreased to 5.5% in 2013 from 7.1% in 2012.

•                  Research and Development Expenses. Our research and development expenses were RMB288.6 million (US$47.7 million) in 2013, compared to RMB187.5 million in 2012. Our research and development expenses in 2013 primarily resulted from our continuous and more focused research and development efforts.

•                  Impairment of Long-Lived Assets. In 2012, we recognized an impairment of long-lived assets of Fine Silicon of RMB200.5 million, and we did not recognize any impairment of long-lived assets in 2013 as the average of selling price of PV module stablized in 2013.

•                  Provision on the Inventory Purchase Commitments under Long-Term Polysilicon Supply Contracts. In 2013, we recognized a provision of RMB 480.2 million (US$79.3 million) on our inventory purchase commitment under long-term polysilicon supply contracts as a result of our re-assessment of our purchase commitments under long-term polysilicon supply contracts based on current market price of polysilicon and current status of our performance of, and negotiations with our suppliers under, the long-term supply contracts. We did not recognize any such provision in 2012.

Loss from Operations. Loss from operations was RMB1,118.4 million (US$184.7 million) in 2013, compared to RMB2,523.3 million in 2012. As a result of the cumulative effect of the above factors, operating loss margin was 8.3% in 2013, compared to 22.2% in 2012.

Interest Expense, Net. Net interest expense was RMB940.2 million (US$155.3 million) in 2013, which increased from RMB850.7 million in 2012. The increase in interest expense in 2013 was mainly a result of slightly increased weighted average interest rate and a reduced level of capitalised interest expense relating to construction in progress which was transferred into fixed assets in 2013. The weighted average interest rate for our borrowings in 2013 was 6.31%, which slightly increased from 6.25% in 2012..

Foreign Currency Exchange Losses. Foreign currency exchange loss was RMB32.2 million (US$5.3 million) in 2013, compared to RMB78.6 million in 2012. The foreign currency exchange loss was primarily due to the depreciation of the Euro and U.S. dollars against the Renminbi in 2013.

Income Tax Expense (Benefit). We recognized an income tax expense of RMB31.0 million (US$5.1 million) in 2013, compared to income tax benefit of RMB205.7 million in 2012.

Loss Attributable to the Noncontrolling Interests. In 2013, loss attributable to the noncontrolling interests was RMB110.5 million (US$18.2 million), compared to RMB127.5 million in 2012.

Net Loss Attributable to Yingli Green Energy. As a result of the cumulative effect of the above factors, our net loss was RMB1,944.4 million (US$321.2 million) in 2013, compared to RMB3,064.4 million in 2012.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Net Revenues. Our total net revenues were RMB11,391.9 million in 2012, which decreased by 22.4% from RMB14,678.0 million in 2011. The PV module shipment volume in 2012 was 2,297.1 megawatts, an increase of 43.2% from 1,603.8 megawatts in 2011. The increase in total shipments was primarily due to higher recognition of our brand, proven performance of our products, our differentiated market channels and end market diversification. The decrease in net revenues was mainly due to the significant industry-wide decline in the average selling price for PV modules compared to 2011, partially offset by an increase in the PV module shipment volume. The average selling price of PV modules for 2012 was US$0.77 per watt, compared to the average selling price of US$1.43 per watt in 2011.

Net revenues from sales of PV modules were RMB10,989.8 million, or 96.5% of total net revenues in 2012, compared to RMB14,397.1 million, or 98.1% of total net revenues in 2011. Our PV module sales in Germany were RMB4,765.3 million, or 41.8% of our total net revenues in 2012, which decreased from RMB RMB6,595.1 million, or 44.9% of total net revenues in 2011. Our PV module sales in the United States in 2012 were RMB1,600.7 million, or 14.1% of our total net revenues, which decreased from RMB2,137.2 million, or 14.6% of our total net revenues in 2011. Our PV module sales in China in 2012 were RMB2,251.2 million, or 23.3% of our total net revenues, which decreased from RMB2,985.3 million, or 20.3% of our total net revenues in 2011.

Net revenues from sales of PV systems were RMB171.0 million, or 1.5% of total net revenues in 2012, compared to RMB53.7 million, or 0.4% of total net revenues in 2011. All of our net revenues from sales of PV systems in 2012 were derived from China. Other revenues amounted to RMB231.1 million in 2012, primarily from sales of raw materials and low efficiency PV cells, compared to RMB227.1 million in 2011. Other revenues as a percentage of total net revenues were 2.0% in 2012 and 1.5% in 2011.

Cost of Revenues. The cost of PV modules sales as a percentage of net revenues from PV modules was 103.1% in 2012, compared to 82.7% in 2011. The increase in the cost of PV modules as a percentage of net revenues from PV modules in 2012 from 2011 was primarily a result of the decrease in the average selling price for PV modules and an increase in inventory provision from RMB 469.9 million in 2011 to RMB 665.4 million in 2012, which was partially offset by the decrease in polysilicon cost and our continuous efforts in reducing polysilicon consumption per watt and non-polysilicon processing costs.

The cost of PV systems sales as a percentage of net revenues from PV systems was 90.8% in 2012, as compared to 80.5% in 2011. The increase in cost of PV systems as a percentage of net revenues from PV systems in 2012 from 2011 was primarily a result of the decrease in the average selling price for PV systems.

Gross Loss (Profit). As a result of the factors described above, our gross loss was RMB368.8 million in 2012, compared to gross profit of RMB2,449.7 million in 2011. Our gross margin was negative 3.2% in 2012, compared to 16.7% in 2011. The significant decrease in gross margin in 2012 was primarily a result of the decrease in the average selling price for PV modules and the inventory provision.

Operating Expenses. Our operating expenses were RMB2,154.5 million in 2012, which decreased from RMB5,144.7 million in 2011. Operating expenses as a percentage of net revenue significantly decreased to 18.9% in 2012 from 35.1% in 2011. The decrease in operating expenses from 2011 to 2012 was primarily due to the following reasons:

•

Selling Expenses. Our selling expenses were RMB893.3 million, which increased from RMB818.0 million in 2011. This increase was primarily due to the increased PV module shipment volume. Selling expenses as a percentage of net revenues increased to 7.8% in 2012 from 5.6% in 2011.

•

General and Administrative Expenses. Our general and administrative expenses were RMB804.6 million, which increased from RMB602.7 million in 2011. The increase in general and administrative expenses in 2012 was primarily caused by an expanded scale of business. General and administrative expenses as a percentage of net revenues increased to 7.1% in 2012 from 4.1% in 2011.

•

Research and Development Expenses. Our research and development expenses were RMB187.5 millionin 2012, compared to RMB284.9 million in 2011. Our research and development expenses in 2012 primarily resulted from our continuous and more focused research and development efforts.

•	Impairment of Long-Lived Assets. In 2012, we recognized an impairment of long-lived assets of Fine Silicon of RMB200.5 million, compared to RMB2,275.0 million in 2011.

•

Impairment of Goodwill. In 2011, we recognized an impairment of goodwill of RMB273.4 million originated from the historical acquisitions of equity interests in 2006, 2007 and 2008 in Tianwei Yingli. We did not recognize any impairment of goodwill in 2012.

•

Provision on the Inventory Purchase Commitments under Long-Term Polysilicon Supply Contracts. In 2011, we recognized a provision of RMB851.7 million on our inventory purchase commitments under long-term polysilicon supply contracts as a result of the continuing decline in the polysilicon purchase price. We did not recognize any such provision in 2012.

Loss from Operations. Loss from operations was RMB2,523.3 million in 2012, compared to RMB2,695.1 million in 2011. As a result of the cumulative effect of the above factors, operating loss margin was 22.2% in 2012, compared to 18.4% in 2011.

Interest Expense, Net. Net interest expense was RMB850.7 million in 2012, which increased from RMB597.9 million in 2011. The increase in interest expense was consistent with the increase in long-term debt from RMB5,858.3 million as of December 31, 2011 to RMB7,988.4 million as of December 31, 2012.

Foreign Currency Exchange Losses. Foreign currency exchange loss was RMB78.6 million in 2012, compared to foreign currency exchange loss of RMB190.5 million in 2011. The foreign currency exchange loss was primarily due to the depreciation of the Euro and U.S. dollars against the Renminbi in 2012.

Income Tax Benefit. We recognized an income tax benefit of RMB205.7 million in 2012, compared to RMB133.4 million in 2011. The income tax benefit in 2012 and 2011 mainly resulted from a deferred income tax benefit recognized in connection with the net loss.

Loss Attributable to the Noncontrolling Interests. In 2012, loss attributable to the noncontrolling interests was RMB127.5 million, compared to RMB56.9 million in 2011.

Net Loss Attributable to Yingli Green Energy. As a result of the cumulative effect of the above factors, our net loss was RMB3,064.4 million in 2012, compared to RMB3,208.9 million in 2011.

B.    Liquidity and Capital Resources

We require a significant amount of cash to fund our operations. We will also require cash to meet future capital requirements, which may be difficult to predict. In particular, we may need capital to fund the future expansion of our facilities and research and development activities in order to remain competitive.

Cash Flows and Working Capital

Our ability to continue as a going concern for a reasonable period of time largely depends on the ability of our management to successfully execute our business plan (including increasing sales while decreasing operating costs and expenses) and, if required, the ability to obtain additional funds from third parties, including banks, and from our related parties or from the issuance of additional equity or debt securities. Our management believes that increased sales as we expand our market presence in Europe, the United States, China and other target markets, as well as the proceeds from our potential equity or debt issuances, long-term bank borrowings and other financings entered into from time to time, will enable us to fund our operational cash flow needs and meet our commitments and current liabilities, for a reasonable period of time. In our opinion, our working capital is sufficient for our present requirements.

The primary sources of our financing have been borrowings from banks and other third parties, private placements of our debt, equity and equity-linked securities as well as our initial public offering, the follow-on offering, convertible senior notes offering, and medium-term notes offering. As of December 31, 2013, we had RMB1,105.5 million (US$182.6 million) in cash, RMB1,692.3 million (US$279.6 million) in restricted cash, RMB6,715.9 million (US$1,109.4 million) in outstanding short-term borrowings (including the current portion of long-term debt), RMB4,108.3 million (US$678.6 million) in outstanding long-term debt (excluding the current portion) and RMB 3914.7 million (US$646.7 million) in medium-term notes.

As of December 31, 2013, our cash consisted of cash on hand, cash in bank accounts and interest-bearing savings accounts, and our restricted cash consisted of bank deposits for securing letters of credit, letters of guarantee granted to us and bank deposits for securing loan facility.

Our outstanding short-term borrowings (including the current portion of long-term debt) as of December 31, 2013 were RMB6,715.9 million (US$1,109.4 million), and had a weighted-average interest rate of 5.8%. Such borrowings were made principally to support our working capital requirements and to repay short-term borrowings. Our short-term borrowings from banks have a term of less than one year and expire at various times throughout the year. We have historically negotiated renewal of certain of these borrowings shortly before they mature.

Our outstanding long-term debt as of December 31, 2013 was RMB4,108.3 million (US$678.6 million), consisting of RMB3,683.5 million (US$608.5 million) in long-term bank borrowings and RMB424.8 million (US$70.2 million) in borrowings from other parties (excluding the current portion). Such borrowings were made principally to fund our manufacturing facility expansion projects, increased working capital needs and replacement of short-term loans with high interest rates.

In October 2010, under a plan to issue up to RMB2.4 billion RMB-dominated unsecured five-year medium-term notes registered with the PRC National Association of Financial Market Institutional Investors, Tianwei Yingli completed the First Tranche Issue of RMB-denominated unsecured five-year medium-term notes in the amount of RMB1.0 billion, which will mature on October 13, 2015. Tianwei Yingli has an option to call the notes at the end of the third year from issuance. Upon exercise of the call option, the re-purchase amount equals to the par value of the notes plus any unpaid interest. The First Tranche Issue bears a fixed interest rate of 4.3% per annum for the first three years, which will increase to 5.7% per annum in the remaining two years if Tianwei Yingli chooses not to call the notes on October 13, 2013. In May 2011, the Second Tranche Issue of RMB-denominated unsecured five-year medium-term notes in the amount of RMB1.4 billion was completed by Tianwei Yingli, which will mature on May 12, 2016. The Second Tranche Issue bears a fixed interest rate of 6.15% per annum.

In August 2010, Tianwei Yingli entered into a two-year RMB1.0 billion loan agreement at an interest rate applicable to the export seller’s credit, which is renewed quarterly with the Export-Import Bank of China. The loan is unsecured and repayable upon maturity.

In March 2011, Yingli China entered into a 45-month RMB1.0 billion loan agreement at a floating interest rate of the three- to five-year Renminbi benchmark loan rate plus an additional 10% per annum with the Bank of Communications Co., Ltd. The loan is secured by Yingli China’s fixed assets. As of December 31, 2013, Yingli China had drawn down RMB367.5 million (US$60.7 million)  under this loan agreement.

In May 2011, Yingli China entered into a 42-month RMB1.16 billion loan agreement with Bank of China and China Citic Bank at an interest rate of three-five year Renminbi benchmark loan rate plus an additional surcharge of 5% of the interest rate per annum. As of December 31, 2013, the Company withdrew RMB481 million (US$79.5 million) under this agreement. The loan is guaranteed by Yingli Green Energy and Yingli Group.

In May 2012, Yingli China completed its issuance of RMB1.5 billion in aggregate amount of RMB-denominated unsecured medium-term notes. The issuance is composed of RMB300 million in aggregate amount of RMB-denominated five-year medium-term notes and RMB1.2 billion in aggregate amount of RMB-denominated three-year medium-term notes. The five-year notes bear a fixed interest rate of 6.01% per annum and will mature on May 3, 2017. The three-year notes bear a fixed interest rate of 5.78% per annum and will mature on May 3, 2015.

In April 2013, Yingli China entered into a two-year RMB10.1 billion (US$165.0 million) working capital loan with the China Development Bank. The issuance is composed of 1.1 billion USD-denominated one-year working capital loan that bearing an interest rate of 6-month LIBOR plus 500 basis points per annum and 0.55 billion USD-denominated three-year working capital loan that bearing an interest rate of 6-month LIBOR plus 520 basis points per annum. The loan is unsecured and repayable upon maturity.

We have historically been able to repay our borrowings mostly from refinancings or new or additional borrowings from our shareholders, related parties, other third parties as well as proceeds from our initial public offering, the follow-on offering, the convertible senior notes offering and medium-term notes offerings. We assess our cash flow position from time to time and, if appropriate, we plan to use the cash generated from our operations as well as to utilize a portion of the proceeds from future debt or equity offerings to prepay some of our outstanding credit facilities to improve our balance sheet position. If we are unable to obtain alternative funding or generate cash from our operations as required, our business and prospects may suffer. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We have significant short-term borrowings outstanding, and we may not be able to renew our short-term borrowings when they mature.”

On December 15, 2010, US$171.3 million aggregate principal amount of the convertible senior notes was repurchased by us and settled in cash, and the remaining balance of US$1.2 million was repurchased by us and settled in cash on December 14, 2012.

In addition, a number of our loan agreements contain financial covenants that require us to maintain certain financial ratios, including debt-to-asset ratios. The worsening operating environment that has generally affected companies operating in our industry since the fourth quarter of 2008 had led to breaches and potential future breaches of certain financial covenants under some of our loan agreements. We had been in breach of certain financial covenants, such as debt-to-asset ratios, under certain loan agreements with commercial banks in China, which would have triggered cross-default provisions under certain other relevant loan agreements. As of the date of this annual report, we have obtained written waivers from all the relevant banks with which we have these affected loan agreements, waiving such past breaches and/or cross-defaults. All these waivers also prospectively waived any future breach of such financial covenants for the remaining terms of the affected loans, except for  the waiver for one affected loan in the principal amount of US$50 million and due 2019 which waived prospectively future breach of financial covenants until December, 2014. In response to potential future breaches, we have had to negotiate with the relevant lenders terms of prepayment or to amend those financial covenants to prevent actual breaches from occurring, or requesting waivers of such financial covenants from those banks. For example, by resetting the financial covenants for the relevant loan agreements or beginning testing for compliance with financial covenants at a later date. However, if we need to negotiate with lenders again in the future with respect to prepayment or to amend financial covenants or other relevant provision or requesting waivers for financial covenants under such loan agreements to address potential breaches, we cannot assure you that we would be able to reach agreements with the lenders or obtain waivers to avoid a breach. If we are in breach of one or more financial covenants under any of our loan agreements and are not able to obtain waivers from the lenders or prepay the loan, such breach would constitute an event of default under the loan agreement. As a result, repayment of the indebtedness under the relevant loan agreement may be accelerated, which may in turn require us to repay the entire principal amount including interest, if any, of certain of our other existing indebtedness under cross-default provisions in our existing loan agreements. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity, we may lack sufficient financial resources to do so. Furthermore, a breach of those financial covenants will also restrict our ability to pay dividends. Any of those events could have a material adverse effect on our financial condition, results of operations and business prospects. See “Item 3.D. Risk Factors — We had in the past breached, and may in the future breach, certain restrictive covenants of some of our loan agreements, which may result in acceleration of repayment of the affected loans and may trigger cross-default provisions of other loans and borrowings and, as a result, adversely and materially affect our liquidity position and ability to obtain bank loans or to borrow in the future.”

We have significant working capital commitments because suppliers of high-purity polysilicon require us to make prepayments in advance of shipment. As of December 31, 2013, our prepayments to suppliers were RMB1,682.5 million (US$277.9 million), including amounts paid to related parties of RMB157.4 million (US$26.0 million).

Currently, a significant portion of our revenue is derived from credit sales to our customers, generally with payments due within four months. The sales to a small number of major customers exposed us to additional and more concentrated credit risks since a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2013, our five largest outstanding accounts receivable balance accounted for approximately 20.1% of our total outstanding accounts receivable. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. Although we have been able to maintain adequate working capital primarily through short-term borrowings, in the future we may not be able to secure additional financing on a timely basis or on terms acceptable to us or at all.

In addition, we continued to increase our working capapital in 2013, as a result, our inventories were RMB2,164.9 million (US$357.6 million) as of December 31, 2013, compared to RMB 2,523.6 million as of December 31 2012. We also make prepayments for equipment purchases. Our prepayments for equipment purchases amounted to RMB474.0 million, RMB229.2 million and RMB122.3 million (US$20.2 million) as of December 31, 2011, 2012 and 2013, respectively.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by (used in) operating activities	340,829	(2,055,694)	352,551	58,237
Net cash used in investing activities	(5,504,655)	(2,027,791)	(670,585)	(110,773)
Net cash provided by financing activities	3,554,893	2,003,847	(629,450)	(103,977)
Effect of foreign currency exchange rate changes on cash	(66,161)	(16,535)	(31,903)	(5,270)
Net increase (decrease) in cash	(1,675,094)	(2,096,173)	(979,387)	(161,783)
Cash and cash equivalents at the beginning of the year	5,856,132	4,181,038	2,084,865	344,395
Cash and cash equivalents at the end of the year	4,181,038	2,084,865	1,105,478	182,612

Operating Activities

Net cash provided by operating activities was RMB352.6 million (US$58.2 million) in 2013, primarily resulting from improvements in operating efficiency and significant decrease in net loss.

Net cash used in operating activities was RMB2,055.7 million in 2012, primarily resulting from the net loss incurred in 2012.

Net cash provided by operating activities was RMB340.8 million in 2011, primarily resulting from the increased accounts receivable and long-term prepayments to suppliers, and the significant decrease in gross profit.

Investing Activities

Net cash used in investing activities was RMB670.6 million (US$110.8 million) in 2013, primarily due to purchase of new facilities for upgrading and maintanence purposes.

Net cash used in investing activities was RMB2,027.8 million in 2012, primarily due to purchases of property, plant and equipment for business expansion in a total amount of RMB1,952.6 million in 2012.

Net cash used in investing activities was RMB5,504.7 million in 2011, primarily due to purchase of property, plant and equipment for business expansion in the amount of RMB4,838.7 million, and an increase in restricted cash related to the purchase of property, plant and equipment for business expansion in the amount of RMB548.6 million.

Financing Activities

Net cash used in financing activities was RMB629.5 million (US$104.0 million) in 2013, primarily due to the repayment of bank loans of RMB 8,591.7 million (US$1,419.2 million), partially offset by the proceeds from bank loans of RMB7,950 million (US$1,313.2 million),  restricted cash of RMB14.3 million(US$2.4 million) related to guarantee of bank borrowings and the proceeds from borrowings from Yingli Hainan’s non-controlling interest holders of RMB100 million (US$16.5 million).

Net cash provided by financing activities was RMB2,003.8 million in 2012, primarily due to the proceeds from bank loans of RMB13,080.9 million, the medium-term notes of RMB1,500 million, and RMB543.9 million of restricted cash related to the guarantee of bank borrowings, partially offset by the repayment of bank loans of RMB13,129.3 million.

Net cash provided by financing activities was RMB3,554.9 million  in 2011, primarily due to the proceeds from bank loans of RMB10,757.3 million, and the second tranche of medium-term notes of RMB1,400 million, partially offset by the repayment of bank loans of RMB7,313 million, RMB1,007.5 million of restricted cash related to the guarantee of bank borrowings, and RMB123.8 million of payment for share repurchases.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was negative 5.4%, 2.6% and 2.6% in 2011, 2012 and 2013, respectively.

Recent Accounting Pronouncements

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source (e.g., the release due to cash flow hedges from interest rate contracts) and the income statement line items affected by the reclassification (e.g., interest income or interest expense). If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), companies would instead cross-reference to the related footnote for additional information (e.g., the pension footnote). ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. We adopted the new standard on January 1, 2013. The adoption did not have a material impact on its consolidated financial statements or related disclosures.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.  ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward.  ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014.  The new standard is to be applied prospectively but retrospective application is permitted.  The adoption is not expected to have a material impact on our consolidated financial statements and related disclosures.

C.               Research and Development

The primary focus of our research and development efforts is on improving our manufacturing processes at every stage of our production in order to improve the output quality at each stage and deliver more energy-efficient and aesthetically improved PV products at a lower cost. We currently produce ingots primarily weighing up to 400 kilograms, 420 kilograms, 480-kilogram and 500-kilogram multicrystalline polysilicon ingots. Our research goals with regard to wafer cutting techniques include improving the surface and internal physical characteristics of our wafers so as to decrease the wafer breakage rate and increase the number of wafers produced from each ingot, as well as reduce the wafer thickness. We are also improving our ingot casting and crystal growing processes to reduce the amount of time required for ingot formation, increase ingot output and reduce the cost of raw materials.

We believe that PV cells made from crystalline silicon will continue to dominate the PV market in the foreseeable future. Therefore, our research and development efforts as they relate to PV cells have focused on improving technologies and processing techniques to increase the conversion efficiency and the power output of our PV cells, all of which were traditionally made from multicrystalline silicon. Starting from June 2009, we have been in collaboration with the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells, to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells. Our 600 megawatts of PANDA production capacity for each of the ingots and wafers, cells and modules in Baoding, Hebei Province started initial production in the second quarter of 2011. We successfully produced next-generation cells with an average efficiency rate of 19.7% on the PANDA commercial production lines and a record cell conversion efficiency rate of 21.0% on the PANDA trial line in 2013. We also seek to reduce the breakage rate and failure rate and increase the success rate and conversion efficiency of our PV cells through the use of advanced equipment and improved manufacturing processes at each stage of our production. To ensure the competitiveness of our products, we closely monitor the development by our competitors of new-generation PV cells, such as thin film cells, that may or may not be made from crystalline silicon and will seek to respond to challenges and opportunities posed by new technology as appropriate.

We have upgraded module assembly techniques to accommodate the delicate nature of thinner PV cells. We are researching new solutions to lengthen our PV modules’ life span and make them more reliable, and to further increase the conversion efficiency of our PV cells and PV modules through the use of new materials and new technologies. In addition, we are working to improve our technologies to manufacture PV modules that can be used as construction materials. We are also exploring multipurpose applications of our off-grid PV systems, and collaborating with international PV system installers and integrators by participating in large on-grid PV system projects in order to accumulate more experience and knowledge with respect to such projects.

Our research and development expenses were RMB284.9 million, RMB187.5 million and RMB288.6 million (US$47.7 million) in 2011, 2012 and 2013, respectively.

D.               Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information not to be necessarily indicative of future operating results or financial conditions.

E.               Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are recorded as financial receivables or liabilities, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Under the joint venture contract, Tianwei Baobian has a right to subscribe for a number of ordinary shares newly issued by us to be determined by a predetermined formula set forth in the joint venture contract. See “Item 4.A. History and Development of the Company —Joint Venture Contract — Subscription Right.”

F.                Tabular Disclosure of Contractual Obligations

Our contractual obligations and commitments as of December 31, 2013 are set forth in the table below.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Long-term debts obligations(1)	6,432,602	1,787,261	2,853,883	1,329,764	461,694
Medium-term notes(2)	4,483,140	230,490	3,934,620	318,030	—
Commitments for capital expenditures	1,723,810	1,551,429	172,381	—	—
Commitments for the purchase of raw materials	24,494,753	4,431,012	8,533,568	8,938,990	2,591,183
Capital lease obligations	450,126	73,138	132,802	87,706	156,480
Total	37,584,431	8,073,330	15,627,254	10,674,490	3,209,357

(1)         Includes interest of RMB874.3 million accrued at the interest rate under the loan agreement. For borrowings with a floating rate, the most recent rate as of December 31, 2013 was applied.

(2)         Includes interest of RMB583.1 million accrued at the interest rate under the loan agreement.

G.               Safe Harbor

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections titled “Item 3.D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.               Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Liansheng Miao	58	Chairperson of board of directors and chief executive
Zongwei Li	41	Director, vice president and chief strategic officer
Xiangdong Wang	51	Director and vice president
Iain Ferguson Bruce(1)(2)	73	Independent director
Ming Huang(1)(2)	50	Independent director
Zheng Xue(1)(2)	43	Independent director
Junmin Liu	64	Independent director
Dengyuan Song	56	Chief technology officer
Yiyu Wang	39	Chief financial officer
Jingfeng Xiong	43	Vice president
Zhiheng Zhao	65	Vice president
Xiaoqiang Zheng	37	Vice president and chief operating officer

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

Mr. Zongwei Li is a director, vice president and the chief strategic officer of Yingli Green Energy. Mr. Li also serves as an independent director and the chairman of the audit committee of Youku.com Inc., an Internet television company listed on the NYSE. Mr. Li served as the chief financial officer of Yingli Green Energy from 2006 to 2013. Prior to joining us in November 2006, Mr. Li served as senior audit manager and audit manager at the accounting firm of PricewaterhouseCoopers for 11 years. Mr. Li graduated from the mechanical engineering department of Shanghai Institute of Technology and from the international finance and insurance department of Shanghai Institute of Business and Administration. Mr. Li received his master’s degree in business administration from Olin School of Business of Washington University.

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

Mr. Iain Ferguson Bruce is an independent member of our board of directors and the chairperson of the audit committee and compensation committee of our board of directors. His directorship became effective upon the completion of our initial public offering in June 2007. Mr. Bruce joined KPMG in Hong Kong in 1964 and was elected to its partnership in 1971. He was the senior partner of KPMG from 1991 until his retirement in 1996 and also concurrently served as chairman of KPMG Asia Pacific from 1993 to 1997. Since 1964, Mr. Bruce has been a member of the Institute of Chartered Accountants of Scotland, and is a fellow of the Hong Kong Institute of Certified Public Accountants, with over 49 years of international experience in accounting and consulting. He is also a fellow of The Hong Kong Institute of Directors and a member of the Hong Kong Securities and Investment Institute (formerly known as Hong Kong Securities Institute).  Mr. Bruce is the chairman of KCS Limited, which is one of Asia’s leading independent corporate service companies, and is an independent nonexecutive director of Citibank (Hong Kong) Limited and MSIG Insurance (Hong Kong) Limited. Mr. Bruce is currently an independent nonexecutive director of Goodbaby International Holdings Limited, a manufacturer of infants’ and children’s products, Louis XIII Holdings Limited (formerly known as Paul Y. Engineering Group Limited), a construction and engineering company, Sands China Ltd., a gaming and hospitality company, Tencent Holdings Limited, a provider of Internet services and mobile value-added service, Vitasoy International Holdings Ltd., a beverage manufacturing company, and Wing On Company International Ltd., a department store operating and real property investment company; all of these companies are listed on The Stock Exchange of Hong Kong Limited. In addition, Mr. Bruce also serves as an independent nonexecutive director of Noble Group Limited, a commodity trading company that is listed on The Singapore Exchange Securities Trading Limited.

Professor Ming Huang is an independent member of our board of directors and a member of the audit committee and compensation committee of our board of directors. He was elected to our board in August 2008. Professor Huang also serves as an independent nonexecutive director of Qihoo 360 Technology Co. Ltd., Fantasia Holdings Group Co., Ltd., China Medical System Holdings Limited, JD.com, WH Group, Guosen Securities Co., Ltd., and Tebon Securities Co., Ltd . Professor Huang has been a professor of finance at the Johnson Graduate School of Management at Cornell University in the United States since July 2005. He also serves as the La Caixa Professor of Finance at China Europe International Business School. Previously, he held a series of faculty and administrative positions at Cheung Kong Graduate School of Business, Shanghai University of Finance and Economics, Graduate School of Business at Stanford University, and the Chicago Graduate School of Business. Professor Huang’s academic research primarily focuses on behavioral finance, credit risk and derivatives. Professor Huang received his bachelor’s degree in physics from Beijing University, his doctorate in theoretical physics from Cornell University and his doctorate in finance from Stanford University.

Mr. Zheng Xue is an independent member of our board of directors and a member of the audit committee and compensation committee of our board of directors. His directorship became effective on September 19, 2011. Until February 2014, Mr. Xue was chief financial officer of LightInTheBox.com, which is a China-based global online retailer. Prior to joining LightInTheBox.com in 2011, he serviced as chief financial officer of ATMU Inc., which is the largest automated teller machines sourcing company in China. Prior to joining ATMU Inc. in 2010, he served as an advisor of Asia Alternatives Management LLC since 2009. Prior to his affiliation with Asia Alternatives Management LLC, Mr. Xue was a venture partner of Softbank China & India Holdings, a wholly owned subsidiary of Softbank Corp, and manager of Bodhi Investments LLC, which focuses on early stage companies in China and India from 2006 to 2009. He also worked at ChinaCast Education Corporation from 2006 to 2009, Target Media from 2005 to 2006 and eLong Inc. from 2003 to 2005 as professional chief financial officer or director, respectively. Prior to joining eLong Inc. in 2003, Mr. Xue worked for eight years in investment banking in the United States and China. Mr. Xue studied at Tsinghua University in China and received hisbachelor’s degree in physics from University of Illinois and his MBA degree from the University of Chicago in the United States

Professor Junmin Liu is an independent member of our board of directors and was elected to our board in August 2008. He is a professor in the Economics Department and the chairman of the Research Center of Virtual Economies and Management at Nankai University in China. Professor Liu began his teaching career in September 1982 and has been teaching at Nankai University since December 1992. Professor Liu’s research and study focus on macroeconomics, virtual economies and finance. Professor Liu received his bachelor’s degree in economics and his doctorate in economics, both from Nankai University.

Dr. Dengyuan Song is the chief technology officer of Yingli Green Energy. Dr. Song has more than 27 years of experience in the research and development of solar cells, silicon materials, and semiconductor PV devices in both Australia and China, including nearly 10 years of research and development in polycrystalline silicon solar cells, thin-film solar cells and third-generation solar cells at the ARC Photovoltaics Centre of Excellence at the University of New South Wales in Sydney, Australia. Prior to joining the University of New South Wales, Dr. Song served as a professor at Hebei University in China, where his teaching and research covered a broad spectrum of topics, including solar cells, silicon materials, photoelectric devices and automation engineering. Dr. Song has published and presented over 150 papers in scientific and technical journals and at various PV industry conferences. He received his bachelor’s degree in microelectronics engineering in 1982 from Hebei University and his doctorate in photovoltaic engineering in 2005 from the University of New South Wales in Australia.

Mr. Yiyu Wang is the chief financial officer of Yingli Green Energy. Mr. Wang served as the chief strategic officer of Yingli Green Energy from 2006 to 2013. Prior to joining us in December 2006, Mr. Wang worked as a senior audit manager and an audit manager at the accounting firm of PricewaterhouseCoopers since 1996. From 2003 to 2004, Mr. Wang worked at PricewaterhouseCoopers in Sydney, Australia. Mr. Wang received his bachelor’s degree in international finance from Shanghai University in China.

Mr. Jingfeng Xiong is a vice president of Yingli Green Energy. Mr. Xiong has been with Tianwei Yingli since 2000, and he has served in a variety of roles, including as the Manager for Wafer, Cell, and Module Workshops, respectively, Quality Manager, Technical Department Manager, System Application Department Manager, and Chief Engineer. In addition, Mr. Xiong initiated and led research and development projects for optimizing operations and automating our vertically integrated production lines to improve yield rates, cost savings and increase cell conversion efficiencies. He received a bachelor’s degree in electronics in 1999 from Hebei University in China.

Mr. Zhiheng Zhao is a vice president of Yingli Green Energy. He was the head of the project department of Tianwei Baobian, a manufacturer of large electricity transformers and the holder of the minority interest in Tianwei Yingli, and later became the factory general manager, overseeing the production of special transformers. Mr. Zhao also worked as the vice president of Tianwei Baobian, general manager of the Baoding Electric Transformer Manufacturing Company, an electricity transformer manufacturer, and general manager of the Baoding Special Converter Manufacturing Factory, a manufacturer of special electricity converters, each located in Baoding, China. Mr. Zhao studied management engineering and graduated from the East China Institute of Heavy Machinery in China.

Mr. Xiaoqiang Zheng is a vice president and chief operating officer of Yingli Green Energy. Mr. Zheng has been with Tianwei Yingli since 2000 and has served in a variety of positions, including as manager of the wafer workshop, manager of the research and development center, chief engineer of the technical department, as well as the equipment manager and production planning manager. Mr. Zheng received his bachelor’s degree in electrical engineering from the Hebei University of Technology.

The business address of our directors and executive officers is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3055 Middle Fuxing Road, Baoding, People’s Republic of China.

B.               Compensation of Directors and Executive Officers

In 2013, the aggregate cash compensation to our executive officers and directors was RMB14.6 million (US$2.4 million). For options and restricted shares granted to officers and directors, see “— 2006 Stock Incentive Plan.”

2006 Stock Incentive Plan

The 2006 Stock Incentive Plan was adopted by our shareholders and board of directors in December 2006. The 2006 Stock Incentive Plan provides for the grant of options, limited stock appreciation rights and other stock-based awards such as restricted shares. The purpose of the plan is to aid us and our affiliates in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to utilize their best efforts on behalf of us and our affiliates by providing incentives through the granting of awards. Our board of directors believes that our company’s long-term success is dependent upon our ability to attract and retain talented individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business.

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

Amendment and Termination of Plan. Our board of directors may at any time amend, alter or discontinue the 2006 Stock Incentive Plan. Amendments or alterations to the 2006 Stock Incentive Plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant, or if shareholder approval is required by law or by stock exchange rules or regulations. Any amendment, alteration or termination of the 2006 Stock Incentive Plan must not adversely affect awards already granted without the written consent of the recipient of such awards. Unless terminated earlier, the 2006 Stock Incentive Plan will continue in effect for a term of ten years from the date of adoption.

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

Options. An option granted under the 2006 Stock Incentive Plan will have specified terms set forth in an option agreement and will also be subject to the provisions of the 2006 Stock Incentive Plan, which include the following principal terms. The compensation committee will determine in the relevant option agreement the purchase price per share upon exercise of the option, with the purchase price of no less than 100% of the fair market value of the shares on the option grant date. The compensation committee will also determine in the relevant option agreement whether the option granted and vested under the award agreement will be exercisable following the recipient’s termination of services with us. If the ordinary shares covered by an option are not exercised or purchased on the last day of the period of exercise, they will terminate. The term of an option granted under the 2006 Stock Incentive Plan may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option include cash, check or other cash equivalents, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment. Options granted under the 2006 Stock Incentive Plan are not transferable and may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the option holders, but the compensation committee may permit the options to be exercised by and paid to certain persons or entities related to the option holders.

Granted Options. Each of the relevant option award agreements provides for the vesting of options, provided the option holder remains a director, officer, employee or consultant of ours. Following the option holder’s termination of service with us for any reason, the option, to the extent not then vested, will be cancelled by us without consideration. Upon a change of control, the options will, to the extent not then vested and not previously canceled, become fully vested and exercisable immediately. As of the date of this annual report, options to purchase an aggregate of 1,200,404 ordinary shares have been forfeited and cancelled by us without consideration.

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

Granted Restricted Shares. Restricted shares are issued to DBS Trustees Limited, or the trustee, for the benefit of the trust participants, which consist of directors and officers of ours or Tianwei Yingli, our other employees and nonemployee consultants pursuant to award agreements and a trust deed. The trustee will hold the restricted shares in trust and will be the registered holder of the restricted shares until such shares are vested, forfeited or repurchased by us. Our board of directors has appointed a managing committee to provide recommendations, advice or instructions to the trustee in connection with the administration of the trust. The restricted stock award agreements and the trust deed contain, among other things, provisions concerning the constitution and structure of the trust, and vesting and forfeiture of the restricted shares, our right to repurchase the restricted shares within a period after vesting of the restricted shares, distribution to trust participants, transfer restrictions, dividends and voting rights, and the consequences of third-party acquisition.

Each of the relevant award agreements provides for the vesting of restricted shares, provided that the option holder remains a director or officer of ours or Tianwei Yingli or our employee or consultant. Restricted shares granted for the benefit of a trust participant will also fully vest upon termination of service resulting from death or disability of the trust participant that is due to work-related reasons. Following a trust participant’s termination of service with us, unless such termination results from the trust participant’s death or disability that is due to work-related reasons, the restricted shares granted for the benefit of such trust participant will, to the extent not then vested, be forfeited without any consideration. As of the date of this annual report, 33,792 restricted shares have been forfeited without any consideration.

For a period of six months after any restricted shares are vested, the trustee will be required to, upon our written request, sell all or part of the vested restricted shares to us at fair market value. The trustee will distribute the repurchase price paid by us, and any dividends accumulated on the repurchased shares from their vesting dates, to us as the agent of the applicable trust participants. Any vested restricted shares that are not repurchased by us during that six-month period will be distributed to us as the agent of the applicable trust participants either in specie or in cash at the option of the applicable trust participants. We will then distribute the repurchase price, the restricted shares or cash, as the case may be, to the applicable trust participants after withholding relevant taxes in accordance with applicable laws.

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

As the date of this annual report, an aggregate of 2,665,060 restricted shares issued to the trustee for the benefit of 81 trust participants were all vested, consisting of 33,792 restricted shares forfeited for three former employees.

Employee Pension and Other Retirement Benefits

Pursuant to the relevant PRC regulations, we are required to make contributions for each employee at a rate of 20% of a standard salary base as determined by the local social security bureau to a defined contribution retirement scheme organized by the local social security bureau. In addition, we are also required to make contributions for each employee at rates of 7.5%-10%, 1%-2% and 6.6%-13.6% of a standard base for medical insurance benefits, unemployment and other statutory benefits, respectively. Contributions of RMB266.1 million (US$44.0 million) were paid for the year ended December 31, 2013, which was charged to expense. We have no other obligation to make payments in respect of retirement benefits for our employees.

C.                                              Board Practices

Terms of Directors and Executive Officers

Our officers are appointed by and serve at the discretion of the board of directors. At each annual general meeting one third of our directors (save for the chairman of the board and any managing director) are subject to retirement by rotation and otherwise hold office until such time as they are removed from office by ordinary resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or has a receiving order made against him or her or suspends payment or makes a compromise with his creditors, or (ii) dies or is found by us to be or becomes of unsound mind, or (iii) is absent from meetings of our board of directors for six consecutive months and our board of directors resolves that his office should be vacated.

Board of Directors

The following describes the board of directors of Yingli Green Energy. For a description of Tianwei Yingli’s board of directors, see “Item 4.A. History and Development of the Company —Joint Venture Contract — Tianwei Yingli’s Management Structure Board of Directors.”

Our board of directors currently has seven directors, including four independent directors. Under our current articles of association, our board of directors consists of at least two directors. Our directors are elected by the holders of ordinary shares. At each annual general meeting, one third of our directors then existing (other than the chairperson of our board and any managing director) will be subject to reelection. A director is not required to hold any shares in the company in order to qualify as a director.

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

•            such other matters that are specifically delegated to the audit committee by our board of directors from time to time;

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

Interested Transactions

A director may vote in respect of any contract or transaction in which he or she is interested, provided that (i) the nature of the interest of any directors in such contract or transaction is disclosed by him or her at or prior to its consideration and any vote in that matter, (ii) any required approvals from our audit committee are obtained and (iii) the chairman of the relevant board meeting does not disqualify him or her from voting.

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

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the executive officer, including but not limited to, a conviction of a felony, or willful gross misconduct by the executive officer in connection with his or her employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving the remedy request from the employee. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the executive officer is generally entitled to severance pay of at least one month’s salary.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulting from work performed by them, and to assign us all right, title and interest in such inventions, designs and techniques.

D.                                              Employees

We had 16,054, 18,029 and 19,306 employees as of December 31, 2011, 2012 and 2013, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our total employees as of December 31, 2013.

	As of December 31, 2013
	Number of Employees	Percentage of Total
Manufacturing	12,267	63.54%
Manufacturing Support	2,567	13.30%
Research and Development	1,016	5.26%
Procurement, Sales and Marketing	762	3.95%
Management and Administrative	1,228	6.36%
Logistics and Others	1,466	7.59%
Total	19,306	100.0%

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

As of December 31, 2013, we were required by PRC law to make monthly contributions in amounts equal to 20.0%, 7.5% to 10%, 1% to 2%, 0.5% to 1% and 0.6% to 0.8% of our employees’ average monthly salary in the preceding year to a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, respectively, each for the benefit of our employees subject to certain statutory limits.

Our employees are not subject to any collective bargaining agreements. We have not been involved in any material labor disputes. We believe that we have a good relationship with our employees.

E.                                              Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of 10, 2014, the most recent practicable date, by:

•            each of our directors and executive officers;

•            all of our directors and executive officers as a group; and

•            each person known to us to own beneficially more than 5.0% of our ordinary shares.

Ordinary Shares Beneficially Owned(1)(2)
	Number of Shares	%
Liansheng Miao(3)	52,438,252	33.29
Xiangdong Wang	*	*
Iain Ferguson Bruce	*	*
Ming Huang	*	*
Zheng Xue	*	*
Junmin Liu	*	*
Zongwei Li	*	*
Dengyuan Song	*	*
Yiyu Wang	*	*
Jingfeng Xiong	*	*
Zhiheng Zhao	*	*
Xiaoqiang Zheng	*	*
All directors and executive officers as a group	54,554,740	34.16
Principal Shareholders and 5% Shareholders:
Yingli Power Holding Company Ltd.(4)	51,600,652	32.91

*          Less than 1% of our outstanding share capital.

(1)   Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)   Percentage of beneficial ownership of each listed person is based on 156,763,770 ordinary shares outstanding and, as applicable, (i) the ordinary shares underlying share options exercisable by such person and (ii) restricted ordinary shares awarded to such person that can be vested, in each case within 60 days of the date of this annual report, not including share options that can be exercised early, at the discretion of the holder, into unvested ordinary shares.

(3)  Represents 51,600,652 of our ordinary shares owned by Yingli Power, our principal shareholder, which is 100% beneficially owned by the family trust of Mr. Miao, and 272,000 restricted shares that were vested and 650,000 stock option exercisable. Mr. Miao’s business address is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3399 North Chaoyang Street, Baoding, People’s Republic of China.

(4)   Represents 51,600,652 of our ordinary shares beneficially owned by Yingli Power. Yingli Power is 100% beneficially owned by the family trust of Mr. Liansheng Miao. The mailing address of Yingli Power is Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

As of April 7, 2014, 103,592,337, or 66.1% of our outstanding ordinary shares in the form of ADSs, are held by 17 record holders in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States. None of our shareholders has different voting rights from other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                              Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B.                                              Related Party Transactions

We adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions since the beginning of 2011.

Transactions with Yingli Group

We sold PV modules and PV systems with a total price of RMB96.4 million, RMB128.6 million and RMB601.7 million (US$99.4 million) to Yingli Group, a PRC company controlled by Mr. Liansheng Miao, and its subsidiaries in 2011, 2012 and 2013, respectively. As of December 31, 2012 and 2013, we had accounts receivable of RMB93.9 million and RMB211,999.6 (US$35,019.8 million) from Yingli Group and its subsidiaries, and the outstanding balance of advance payment made by Yingli Group and its subsidiaries was RMB14.2 million and RMB140,767.6 (US$23,253.1 million), respectively.

We purchased raw materials, such as conjunction boxes and packaging material, with a total price of RMB1,056.1 million, RMB803.3 million and RMB1,111.8 (US$183.7 million) from the subsidiaries of Yingli Group in 2011, 2012 and 2013, respectively. As of December 31, 2012 and 2013, we had accounts payable of RMB196.9 million and RMB187,311.1 (US$30,941.6 million), and prepayments of RMB175.8 million and RMB144,716.4 (US$23,905.5 million), respectively, in connection with these purchases.

In 2011, 2012 and 2013, we purchased natural gas with a total price of RMB34.3 million, RMB45.1 million and RMB15.1 (US$2.5million), respectively, from Baoding CNPC Kunlun Natural Gas Co., Ltd., an affiliate of Yingli Group. As of December 31, 2012 and 2013, we had accounts payable of RMB8.0 million and RMB0.1 million (US$22 thousand), respectively, to Baoding CNPC Kunlun Natural Gas Co., Ltd. in connection with these purchases.

We purchased services with a total price of RMB29.6 million, RMB62.8 million and RMB134.4 million (US$22.2 million) from the subsidiaries of Yingli Group in 2011, 2012 and 2013, respectively. The services mainly included construction services, freight services, system installation services and packaging services. As of December 31, 2011 and 2013, we had accounts payable of RMB15.5 million and RMB67.3 million (US$11.1 million), and prepayments of RMB1.5 million and RMB14.5 million (US$2.4 million), respectively, in connection with these purchases.

In 2012, we paid custom duty in RMB 32.2 million on behalf of Shuntong Wuliu Co., Ltd., or Shuntong Wuliu, a PRC company jointly established by Yingli Beijing and a subsidiary of Yingli Group. As of December 31, 2013, the outstanding balance due from Shuntong Wuliu amounted to RMB2.5million (US$0.4million).

In 2011, Tianwei Yingli made a one-year entrusted loan of RMB100.0 million at an interest rate of 7.22% per annum to Baoding Harvest Trade Co., Ltd., or Baoding Harvest, a subsidiary of Yingli Group. In 2012, this entrusted loan was extended for another one-year period. The loan had been fully repaid in December 2013.

In 2012 and 2013, Hainan Yingli made one-year entrusted loans of RMB50.0 million and RMB25.0 million (US$4.13 million) to Hainan Yedao Harvest Real Estate Development Co. Ltd., a subsidiary of Yingli Group, at an interest rate of 5.4% and 6.0% per annum respectively, and collected RMB65.0 million (US$10.74 million) in 2013 for the above mentioned loans. The outstanding balance of this loan was RMB10 million (US$1.7 million) as of December 31, 2013.

In 2012, Lixian Yingli and Fine Silicon entered into a sales-leaseback and financial leasing transaction with Tianjin Xinhai Financial Leasing Co., Ltd., or Xinhai Leasing, a subsidiary of Yingli Group. Under this transaction, Lixian Yingli and Fine Silicon paid a total of RMB14.5 million to Xinhai Leasing as deposits to guarantee this transaction. These deposits will be returned when the transaction is completed.

Transactions with Tianwei Baobian and Its Controlling Shareholder

Tianwei Baobian, a PRC company listed on the Shanghai Stock Exchange and 51.1% owned by Tianwei Group, a wholly state-owned limited liability company established in the PRC, is a shareholder of Tianwei Yingli, holding a 25.99% equity interest in Tianwei Yingli.

On August 9, 2006, Tianwei Yingli declared dividends of RMB21.7 million to Tianwei Baobian. Tianwei Baobian reinvested RMB10.7 million of this dividend in the form of a paid-in capital contribution in Tianwei Yingli. The remaining dividends payable of RMB11.0 million were settled in July 2010.

Certain Other Related Party Transactions

In 2011, 2012 and 2013, we sold PV modules to Tibet Tianwei Yingli New Resources Co., Ltd., or Tibet Yingli, a subsidiary 50% owned by Tianwei Yingli, amounting to RMB9.4 million, RMB10.5 million and RMB10 million (US$1.6 million), respectively. As of December 31, 2011, 2012 and 2013, we had receivables amounting to RMB3.6 million, RMB10.4 million and RMB10.9 million (US$1.8 million), respectively, due from Tibet Yingli. In 2013, Yingli China purchased PV systems in the amount of RMB56.9 million (US$9.4million) from TibetYingli. As of December 31, 2013, we had accounts payable to Tibet Yingli of RMB40.3million (US$6.7million).

In 2011 and 2012, we made prepayments of RMB62.6 million and RMB2.0million to and purchased RMB80.5 million and RMB0.5 million of raw materials from CIP Solutions AG, an entity whose equity shareholder is a noncontrolling shareholder of Yingli South East Europe. As of December 31, 2011, 2012 and 2013, RMB0.2 million, RMB2.0 thousands and RMB2.2 million (US$0.4million), respectively, were prepaid to CIP Solutions AG.

In 2011, 2012 and 2013, we made sales of RMB5.8 million,  RMB198.8 million and RMB97.8million (US$16.2million) to and received payments of RMB97.8 million, RMB121.6  million and RMB152.4 million (US$25.2million), respectively, from CIP Services AG, an entity whose equity shareholder is a noncontrolling shareholder of Yingli South East Europe. As of December 31, 2011, 2012 and 2013, we had accounts receivable of RMB10.7 million, RMB100.7 million and RMB46.1million (US$7.6 million), respectively, due from CIP Services AG.

In 2011, 2012 and 2013, we sold PV modules with a total price of RMB 231.6 million, RMB 114.4 million and RMB187.5million (US$31.0million) , respectively, to Hainan Tianneng Power Co., Ltd in which the company holds a 20% of equity interest. As of December 31, 2011, 2012 and 2013, we had accounts receivable of RMB61.7 million, RMB76.2 million and RMB156.6 million (US$21.9 million) , respectively, due from the company.

In 2012, we purchased raw materials with a total price of RMB 10.2 million from Baoding Zhongtai Solar Technology Co., Ltd, an entity whose equity holder is a noncontrolling shareholder of Lixian Yingli. As of December 31, 2013, we had accounts payable of RMB8.3 million (US$1.4million) due to the company.

In 2010, we borrowed RMB3.7 million and repaid RMB1.0 million from Beijing Zhonghe Zhengshi Investment Management and Consulting Company, a noncontrolling shareholder of Yingli Beijing. As of December 31, 2012 and 2013, an amount of RMB10 thousand and RMB10 thousand (US$1.7 thousand), respectively, remained outstanding.

Employment Agreements

See “Item 6.C. Directors, Senior Management and Employees — Board Practices — Employment Agreements.”

Stock Incentive Plan

The 2006 Stock Incentive Plan was adopted by our shareholders and board of directors in December 2006 and was amended in May 2007 and August 2009. The 2006 Stock Incentive Plan provides for the grant of options, limited stock appreciation rights and other stock-based awards such as restricted shares. The purpose of the plan is to aid us and our affiliates in recruiting and retaining key employees, directors or consultants of outstanding ability and to motivate such employees, directors or consultants to utilize their best efforts on behalf of us and our affiliates by providing incentives through the granting of awards. Our board of directors believes that our long-term success is dependent upon our ability to attract and retain talented individuals who, by virtue of their ability, experience and qualifications, make important contributions to our business. See “Item 6.B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — 2006 Stock Incentive Plan.”

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

In October 2012, we received notice of an antitrust and unfair competition lawsuit filed by Solyndra, LLC (a U.S.-based solar company) against us and two other China-based solar manufacturers in the U.S. District Court for the Northern District of California. We filed our joint motion to dismiss all of the claims in an amended complaint by Solyndra’s liquidation trustee with our co-defendants (Suntech Power Holdings Co., Ltd., Suntech America, Inc., Trina Solar Ltd. And Trina Solar (U.S.) Inc.) in early March 2013. In October 2013, we received notice of an antitrust lawsuit with similar claims filed by another U.S.-based solar company, Energy Conversion Devices Liquidation Trust, or ECD, through its liquidating trustee, against us and the same  China-based solar manufacturers in the U.S. District Court of the Eastern District of Michigan. On April 9, 2014, we received an order denying defendants’ joint motion to dismiss Solyndra’s claims.  A case management conference has been set for April 23, 2014, at which the court will likely set a schedule for the remainder of the Solyndra litigation. While it is premature at this stage of the litigations to evaluate the likelihood of favorable or unfavorable outcomes, we believe that both Solyndra’s and ECD’s claims lack merits. We intend to defend vigorously against those allegations.

With respect to anti-dumping and anti-subsidy investigations of CSPV wafers, cells, and modules from China initiated by the EU in 2012, the European Commission accepted an undertaking, or the Undertaking, made by a group of Chinese PV products exporters (including us) jointly with the China Chamber of Commerce for Import and Export of Machinery and Electronic Products, or CCCME. Pursuant to the Undertaking, the Chinese exporters undertook to limit their exports of solar panels to the EU and set prices above a minimum price, in exchange for the EU agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. CCCME is responsible for allocating the quota among these exporters, and we have been allocated a portion of the quota. On December 5, 2013, the Council of European Union adopted the final findings of the European Commission and imposed anti-dumping and anti-subsidy duties on CSPV modules and key components (i.e. cells) originating in or consigned from People’ s Republic of China. Wafers were excluded from the product scope. The anti-dumping duty rates ranged from 27.3% to 64.9%, while the anti-subsidy duty rates from 0% to 11.5%. The rates applicable to us are 35.5% and 6.3%, respectively. The definitive duties will be imposed for a two-year period starting from December 6, 2013. At the same time, the Council of European Union also confirmed the acceptance by European Commission of the Undertaking.

On November 7, 2012, the U.S. International Trade Commission (ITC) determined that CSPV modules produced from Chinese cells are materially injuring the U.S. CSPV cells and modules industry. The U.S. Department of Commerce, or the DOC, issued its final determinations on the rates of the anti-dumping, or AD, and countervailing duties, or CVD, on October 10, 2012, which became effective upon issuance of the final anti-dumping and countervailing duties orders in early December 2012. We were a voluntary respondent in the related anti-dumping investigation and are subject to an average aggregated AD/CVD rate of 29.18%. However, this average aggregated AD/CVD rate might be subject to change due to the administrative review process initiated by DOC in early 2014. We are mandatory respondent and in cooperation with the DOC on its first administrative review on the anti-dumping investigation starting from February 3, 2014.

On March 6 and March 12, 2014, Hainan Yingli received notices from the Department of Land, Environment and Resources of Hainan Province and Haikou Municipal Environmental Protection Bureau, respectively, requesting Hainan Yingli to (i) suspend partially its production lines, and (ii) apply for new environmental impact assessments for the increase in its production capacity due to equipment upgrades. See “Item 4.B. Business Overview — Environmental Matters”.

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

ITEM 9.  THE OFFER AND LISTING

A.               Offer and Listing Details.

The ADSs, each representing one of our ordinary shares, have been listed on the New York Stock Exchange since June 8, 2007 under the symbol “YGE.” The table below shows, for the periods indicated, the high and low market prices on the New York Stock Exchange for the ADSs.

	Market Price per ADS
	High	Low
Annual Highs and Lows
2009	16.92	3.32
2010	19.11	8.31
2011	13.34	2.87
2012	6.27	1.25
2013
Quarterly Highs and Lows
First Quarter 2012	5.90	3.54
Second Quarter 2012	3.83	2.52
Third Quarter 2012	3.00	1.55
Fourth Quarter 2012	2.42	1.28
First Quarter 2013	3.49	1.90
Second Quarter 2013	3.55	1.70
Third Quarter 2013	6.94	3.28
Fourth Quarter 2013	8.13	4.18
First Quarter 2014	7.24	4.25
Monthly Highs and Lows
October 2013	8.13	6.00
November 2013	6.94	5.20
December 2013	5.34	4.18
January 2014	7.24	5.86
February 2014	6.43	5.51
March 2014	6.78	4.25
April 2014 (through April 9, 2014)	4.72	4.14

The closing price for the ADSs on the New York Stock Exchange on April 9, 2014 was US$4.33 per ADS.

B.               Plan of Distribution

Not applicable.

C.               Markets

The ADSs, each representing one of our ordinary shares, have been listed on the New York Stock Exchange since June 8, 2007 under the symbol “YGE.”

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

Foreign Currency Exchange

Foreign currency exchange in China is primarily governed by the following rules:

•            Foreign Currency Administration Rules (1996), as amended; and

•            Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996).

Under the Foreign Currency Administration Rules, the foreign exchange incomes of domestic entities and individuals can be remitted into China or deposited abroad, subject to the conditions and time limits to be issued by the PRC State Administration of Foreign Exchange, or SAFE. According to the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investments, loans, securities investments, derivative transactions and repatriation of investments, however, is still subject to the approval of, and/or the registration with, SAFE or its local branches.

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

People’s Republic of China Taxation

Under the “Enterprise Income Tax Law of the PRC,” or the EIT Law, which took effect as of January 1, 2008, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management bodies” are located in the PRC are considered “resident enterprises” for PRC tax purposes and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules for the EIT Law, a “de facto management body” is defined as a body that has substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties and other factors of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated a circular which sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our management is currently located in the PRC, it is unclear whether PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. If the PRC tax authorities determine that Yingli Green Energy and some of our subsidiaries, such as Yingli International, Yingli Capital, Yingli Hong Kong, Cyber Power and Cyber Lighting, are PRC resident enterprises, we and such subsidiaries may be subject to the enterprise income tax at the rate of 25% as to our global income. In April 2009, the State Administration of Taxation issued Circular Guoshuihan 2009 No. 203 (“Circular 203”) stipulating that entities which qualified for “High and New Technology Enterprise”, or “HNTE” status should apply with the relevant tax authorities to enjoy the reduced EIT rate of 15.0% provided under the EIT Law starting from the year when the HNTE certificate becomes effective. In addition, an entity which qualified for HNTE status can continue to enjoy its remaining tax holiday from January 1, 2008 provided that it has obtained the HNTE certificate according to the new recognition criteria set by the EIT Law and the relevant regulations.

Moreover, the implementation rules for the EIT Law provide that a withholding tax rate of 10% is generally applicable to dividends paid to non-PRC investors who are “non-resident enterprises and a withholding tax rate of 20% is generally applicable for non-PRC individual investors to the extent such dividends are derived from sources within the PRC, unless any such non-PRC investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Furthermore, a circular issued by the MOF and the State Administration of Taxation on February 22, 2008 stipulates that undistributed earnings generated prior to January 1, 2008 are exempt from enterprise income tax. We are a Cayman Islands holding company, Yingli International is a British Virgin Islands intermediate holding company and Cyber Lighting is a Hong Kong intermediate holding company. The Cayman Islands and the British Virgin Islands where such holding companies are incorporated do not have a tax treaty with China. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Tax on Income entered into in August 2006, or the Mainland and the Hong Kong Taxation Arrangement and its relevant regulations, subject to the confirmation of the in-charge local tax authority, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%, if the foreign investor is the “beneficial owner” and owns directly at least 25% of the equity interest of the foreign-invested enterprise. The State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, if any, will be subject to a 10% income tax or, in the case of the dividends paid to Cyber Lighting, 5% income tax (subject to the confirmation of the local tax authority) if we are considered as “non-resident enterprises” under the EIT Law.

Under the existing implementation rules of the EIT Law, it is unclear what will constitute income derived from sources within the PRC and therefore dividends paid by us to our non-PRC resident ADS holders and ordinary shareholders may be deemed to be derived from sources within the PRC and therefore be subject to the 10% PRC withholding tax for non-PRC investors who are non-resident enterprises and 20% PRC withholding tax for non-PRC investors who are individuals. Any gain realized on the transfer of the ADSs or ordinary shares by our non-PRC resident ADS holders and ordinary shareholders may be subject to the 10% or 20% PRC income tax if such gain is regarded as income derived from sources within the PRC.

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

This summary does not address the medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction .

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

The following discussion assumes that we are not, and will not become, a passive foreign investment company, or PFIC, for United States federal income tax purposes as discussed below.

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

With respect to certain non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that depositary shares such as the ADSs (which are listed on the New York Stock Exchange), but not our ordinary shares, are treated as readily tradable on an established securities market in the United States for these purposes. Thus, while we believe that the ADSs currently should be considered readily tradeable on an established securities market in the United States for these purposes, we do not believe that dividends that we pay on our ordinary shares that are not backed by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see “— People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, may be eligible for the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate U.S. Holders will not be eligible for the reduced rates of taxation applicable to any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Under the PRC tax law, if the dividends paid by us are deemed to be derived from sources within the PRC, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. Subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if you have held ADSs or ordinary shares for less than a specified minimum period during which you are not protected from risk of loss, or are obligated to make payments related to the dividends, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ADSs or ordinary shares. The rules governing the foreign tax credit are complex. You should consult your own tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

Sale, Exchange or Other Disposition of ADSs or Ordinary Shares

You will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see “— People’s Republic of China Taxation”), we may also be treated as a PRC tax resident for purposes of the income tax treaty between the United States and the PRC. If any PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares and if you are eligible for the benefits of the treaty, you may elect to treat such gain as PRC source gain under the treaty. If you are not eligible for the benefits of the treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.

You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We believe that we were not a PFIC for our taxable year ended on December 31, 2013, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of the ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of the ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

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

As of December 31, 2013, we held an equivalent of RMB4,837.2 million (US$799.1 million) in accounts receivable and prepayment to suppliers (excluding the non-current portion), of which an equivalent of RMB1,194.7 million (US$197.3 million) were denominated in U.S. dollars and RMB605.8 million (US$100.1 million) were denominated in Euro. As the substantial majority of our sales of our products and purchases of our raw materials are denominated in U.S. dollars and Euro, any significant fluctuations in the exchange rates between the Renminbi and the U.S. dollar and/or the Euro could have a material adverse effect on our results of operations. Moreover, we had significant monetary assets and liabilities denominated in U.S. dollars and Euro as of December 31, 2013, which consisted mainly of accounts receivable, prepayment to suppliers and accounts payable. Fluctuations in foreign exchange rates could also have a material adverse effect on the value of these monetary assets and liabilities denominated in U.S. dollars and Euro. Generally, appreciation of Renminbi against U.S. dollars and Euro will result in foreign exchange losses for monetary assets denominated in U.S. dollars and Euro and foreign exchange gains for monetary liabilities denominated in U.S. dollars and Euro. Conversely, depreciation of Renminbi against U.S. dollars and Euro will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars and Euro and foreign exchange losses for monetary liabilities denominated in U.S. dollars and Euro.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi based on the foreign exchange rate on December 31, 2013 would result in our holding Renminbi equivalents of RMB1,067.6 million (US$176.4 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2013. These amounts would represent net loss of RMB127.1 million (US$21.0 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2013. Conversely, we estimate that a 10% depreciation of Renminbi would result in our holding Renminbi equivalents of RMB1,304.8 million (US$215.5 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2013. These amounts would represent net income of RMB110.2 million (US$18.2 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2013.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi based on the foreign exchange rate on December 31, 2013 would result in our holding Renminbi equivalents of RMB541.4 million (US$89.4 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2013. These amounts would represent net loss of RMB64.5 million (US$10.6 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2013. Conversely, we estimate that a 10% depreciation of Renminbi would result in our holding Renminbi equivalents of RMB661.7 million (US$109.3 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2013. These amounts would represent net income of RMB55.8 million (US$9.2 million) for our accounts receivable and prepayment to suppliers denominated in Euro as of December 31, 2013.

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

In 2011, 2012 and 2013, net foreign currency exchange loss was RMB190.5 million, RMB78.6 million and RMB32.2 million (US$5.3 million), respectively, primarily due to depreciation of the U.S. dollar and the Euro against the Renminbi. In addition, we have entered into hedging and foreign currency forward arrangements to limit our exposure to foreign currency exchange risk. We expect that we will continue to be exposed to foreign currency exchange risk to the extent that our hedging and foreign currency forward arrangements do not cover all of our expected revenues denominated in foreign currencies. We cannot predict the effect of exchange rate fluctuations on our foreign exchange gains or losses in the future. We may continue to reduce the effect of such exposure through foreign currency forward or other similar arrangements, but because of the limited availability of such instruments in China, we cannot assure you that we will always find a hedging arrangement suitable to us, or that such derivative activities will be effective in managing our foreign exchange risk. The value of your investment in our company will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the dividends Tianwei Yingli may pay us in the future and the value of your investment in us, all of which may have a material adverse effect on the value of the ADSs.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest expenses incurred by our short-term and long-term borrowings and interest income generated by excess cash invested in demand deposits. Such interest-earning instruments carry a degree of interest rate risk. As of December 31, 2013, we had RMB6,715.9million (US$1,109.4 million) in outstanding short-term borrowings (including the current portion of long-term debt), RMB3,914.7 million (US$646.7 million) in outstanding medium-term notes and RMB4,108.3million (US$678.6million) in outstanding long-term debt (excluding the current portion). We have not used any derivative financial instruments to manage our interest rate risk exposure due to the lack of such financial instruments in China. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expense may increase due to changes in market interest rates.

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

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15€ and 15d-15(e) promulgated under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the Commission.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Commission, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2013 using criteria established in “Internal Control-Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2013 based on the criteria established in “Internal Control-Integrated Framework (1992)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting as of December 31, 2013 has been audited by KPMG, an independent registered public accounting firm, who has also audited our consolidated financial statements for the year ended December 31, 2013. KPMG’s report on the effectiveness of our internal control over financial reporting is included on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2012	2013
	(In thousands of RMB)	(In thousands of RMB)	(In thousands of US$)
Audit fees(1)	7,559	7,115	1,175
Audit-related fees(2)	2,987	4,040	667
Tax fees(3)	—	16	3
All other fees(4)	—	846	140

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

(3)  Tax fees means the aggregate fess billed in each of the fiscal year listed for professional services rendered for preparation and submission of tax return.

(4)  All other fees refer to the aggregate fees billed in each of the fiscal year listed for professional services rendered for due diligence and assistance in sustainability analysis.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below is a summary of purchases by us of the ADSs during the year ended December 31, 2011, 2012 and 2013:

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

(1)         On September 30, 2011, we announce a share repurchase program for the repurchase of up to US$100 million worth of the ADSs from time to time over the next 12 months in the open market or in negotiated transactions.

(2)         The ADSs repurchased in 2011 and 2012, representing 5,726,708 ordinary shares, are being held as treasury shares.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.  CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and the ADSs, each representing one ordinary share, are listed on the New York Stock Exchange. Under Section 303A of the New York Stock Exchange Listed Company Manual, New York Stock Exchange listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the New York Stock Exchange with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the New York Stock Exchange.

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

ITEM 17.  FINANCIAL STATEMENTS

Not applicable

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the reports of the Independent Registered Public Accounting Firm:

•            Consolidated Balance Sheets as of December 31, 2012 and 2013

•            Consolidated Statements of Comprehensive Loss for the years ended December 31, 2011, 2012 and 2013

•            Consolidated Statements of Changes in Equity for the years ended December 31, 2011, 2012 and 2013

•            Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2012 and 2013

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

4.8

Guarantee Agreement, dated December 22, 2008, between Baoding Tianwei Yingli New Energy Resources Co., Ltd. as guarantor and China Development Bank as guarantee (incorporated by reference to Exhibit 4.20 from our annual report on Form 20-F filed with the Commission on June 15, 2009)

4.9

Loan Contract, dated October 12, 2010, between Baoding Tianwei Yingli New Energy Resources Co., Ltd as borrower, and The Export-Import Bank of China as lender (incorporated by reference to Exhibit 4.19 from our annual report on form 20-F filed with the Commission on May 11, 2011)

4.10

Supply Agreement, dated November 13, 2006, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.29 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.11

Supply Agreement, dated August 10, 2006, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.30 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.12

Amendment No. 1 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.32 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.13

Amendment No. 2 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan (incorporated by reference to Exhibit 4.23 from our annual report on form 20-F filed with the Commission on June 25, 2010)

4.14

Supplemental Contract No. 4 to the Joint Venture Contract of Baoding Tianwei Yingli New Energy Resources Co., Ltd., dated September 28, 2007 (incorporated by reference to Exhibit 10.35 from our registration statement on Form F-1 (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)

4.15

Supply Agreement, dated July 4, 2007, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.36 from our registration statement on Form F-1 (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)

4.17

Supplemental Agreement, dated November 6, 2008, between Tianwei Yingli, as borrower, and the lenders and the agent thereunder, relating to the Term Facility Agreement, dated August 29, 2008, by and between the parties thereto, or the Tianwei Yingli Term Facility Agreement (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-3 (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)

4.18

Supplemental Deed, dated November 6, 2008, between the Registrant, as guarantor, and the lender and the agent under the Tianwei Yingli Term Facility Agreement, relating to the Corporate Guarantee, dated August 29, 2008, by and between the parties thereto (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-3 (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)

4.19

Loan Agreement, dated January 15, 2010, between Tianwei Yingli, as borrower, and Bank of China Limited, Baoding Branch, as lender (incorporated by reference to Exhibit 4.30 from our annual report on form 20-F filed with the Commission on May 11, 2011)

4.20

Fixed Asset Loan Agreement, dated June 10, 2010, between Yingli China and Bank of Communications, Hebei Branch (incorporated by reference to Exhibit 4.32 from our annual report on form 20-F filed with the Commission on May 11, 2011)

4.21

Loan Agreement, dated March 17, 2011, between Yingli China and Bank of Communications Co., Ltd. (incorporated by reference to Exhibit 4.33 from our annual report on form 20-F filed with the Commission on April 26, 2012)

4.22

Loan Agreement, dated June 26, 2012, between Yingli International Trading and China Development Bank (incorporated by reference to Exhibit 4.22 from our annual report on form 20-F filed with the Commission on April 23, 2013)

4.23*	Laon Agreement, dated April 4, 2013, between Yingli Energy (China) Company Limited and China Development Bank

Exhibit Number	Description of Document

8.1*	Subsidiaries of the Registrant
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
Date: April 11, 2014

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND

SUBSIDIARIES

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Yingli Green Energy Holding Company Limited:

We have audited the accompanying consolidated balance sheets of Yingli Green Energy Holding Company Limited and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yingli Green Energy Holding Company Limited and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended December 31, 2013, have been translated into United States dollars solely for the convenience of the reader.  We have audited the translation and, in our opinion, the consolidated financial statements expressed in Renminbi have been translated into United States dollars on the basis set forth in Note 2(e) of the notes to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Yingli Green Energy Holding Company Limited’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 11, 2014, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/S/ KPMG

Hong Kong, China
April 11, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Yingli Green Energy Holding Company Limited:

We have audited Yingli Green Energy Holding Company Limited’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Yingli Green Energy Holding Company Limited’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Yingli Green Energy Holding Company Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Yingli Green Energy Holding Company Limited and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2013, and our report dated April 11, 2014, expressed an unqualified opinion on those consolidated financial statements.

/S/ KPMG

Hong Kong, China
April 11, 2014

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

(Amounts in thousands, except per share data)

	December 31, 2012	December 31, 2013
	RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents	2,084,865	1,105,478	182,612
Restricted cash	966,878	1,692,330	279,553
Accounts receivable, net	3,634,151	4,223,730	697,710
Inventories	2,523,550	2,164,902	357,616
Prepayments to suppliers	239,912	640,597	105,819
Value-added tax recoverable	559,815	566,899	93,645
Amounts due from and prepayments to related parties	694,578	651,951	107,695
Prepaid expenses and other current assets	409,125	310,641	51,314
Total current assets	11,112,874	11,356,528	1,875,964
Amounts due from a related party	—	32,000	5,286
Long-term prepayments to suppliers	1,280,131	884,562	146,119
Property, plant and equipment, net	13,218,200	13,484,122	2,227,418
Land use rights	710,183	702,858	116,104
Intangible assets, net	62,812	58,936	9,735
Other assets	769,386	930,538	153,716
Total assets	27,153,586	27,449,544	4,534,342

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings, including current portion of long-term debt	7,526,015	6,715,877	1,109,384
Accounts payable	3,680,259	5,639,756	931,622
Advances from customers	813,679	601,602	99,378
Amounts due to related parties	353,558	457,838	75,629
Other current liabilities and accrued expenses	567,458	887,479	146,601
Total current liabilities	12,940,969	14,302,552	2,362,614
Medium-term notes	3,911,907	3,914,656	646,655
Long-term debt, excluding current portion	4,076,456	4,108,283	678,640
Reserve for inventory purchase commitments	851,694	1,100,661	181,816
Other liabilities	1,155,789	1,896,327	313,251
Total liabilities	22,936,815	25,322,479	4,182,976

Shareholders’ equity:
Ordinary shares —
Par value: US$0.01
Authorized shares: 1,000,000,000
Issued shares: 162,311,728 and 162,490,478 as of December 31, 2012 and 2013, respectively
Outstanding shares: 156,585,020 and 156,763,770 as of December 31, 2012 and 2013, respectively	12,241	12,252	2,024
Additional paid-in capital	6,654,082	6,684,145	1,104,143
Treasury stock: 5,726,708 and 5,726,708 as of December 31, 2012 and 2013, respectively, at cost	(127,331)	(127,331)	(21,034)
Accumulated other comprehensive income	237,384	289,889	47,886
Accumulated deficit	(4,406,510)	(6,350,935)	(1,049,100)
Total equity attributable to Yingli Green Energy	2,369,866	508,020	83,919
Noncontrolling interests	1,846,905	1,619,045	267,447
Total shareholders’ equity	4,216,771	2,127,065	351,366

Commitments and contingencies	—	—	—

Total liabilities and shareholders’ equity	27,153,586	27,449,544	4,534,342

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

(Amounts in thousands, except per share data)

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Net revenues
Sales of PV modules	14,397,086	10,989,767	12,510,809	2,066,638
Sales of PV systems	53,731	171,013	408,630	67,501
Other revenues	227,148	231,148	498,654	82,372
Total net revenues	14,677,965	11,391,928	13,418,093	2,216,511
Cost of revenues
Cost of PV modules sales	11,905,502	11,329,951	11,078,733	1,830,076
Cost of PV systems sales	43,280	155,310	374,350	61,838
Cost of other revenues	279,504	275,468	506,156	83,611
Total cost of revenues	12,228,286	11,760,729	11,959,239	1,975,525
Gross profit (loss)	2,449,679	(368,801)	1,458,854	240,986
Operating expenses
Selling expenses	818,022	893,332	1,064,263	175,804
General and administrative expenses	602,728	804,587	741,168	122,433
Research and development expenses	284,909	187,538	288,558	47,666
Provision for doubtful accounts receivable	38,988	68,561	3,065	506
Impairment of goodwill	273,382	—	—	—
Impairment of long-lived assets	2,275,024	200,497	—	—
Provision for inventory purchase commitments	851,694	—	480,182	79,320

Total operating expenses	5,144,747	2,154,515	2,577,236	425,729

Loss from operations	(2,695,068)	(2,523,316)	(1,118,382)	(184,743)

Other income (expense)
Equity in income (losses) of affiliates, net	(9,557)	507	1,197	198
Interest expense	(626,737)	(897,124)	(971,597)	(160,496)
Interest income	28,852	46,446	31,372	5,182
Foreign currency exchange losses	(190,475)	(78,599)	(32,230)	(5,324)
Gain on bargain purchase from an acquisition	52,202	—	—	—
Other income	41,593	54,457	65,767	10,864
Loss before income taxes	(3,399,190)	(3,397,629)	(2,023,873)	(334,319)
Income tax benefit (expense)	133,413	205,742	(31,025)	(5,125)
Net loss	(3,265,777)	(3,191,887)	(2,054,898)	(339,444)

Less: Loss attributable to the noncontrolling interests	56,866	127,475	110,473	18,249
Net loss attributable to Yingli Green Energy	(3,208,911)	(3,064,412)	(1,944,425)	(321,195)

Basic and diluted loss per ordinary share	(20.46)	(19.59)	(12.41)	(2.05)

Net loss	(3,265,777)	(3,191,887)	(2,054,898)	(339,444)
Foreign currency exchange translation adjustment, net of nil tax	70,166	115,598	49,089	8,109
Cash flow hedging derivatives, net of nil tax	556	1,513	(1,070)	(177)
Comprehensive loss	(3,195,055)	(3,074,776)	(2,006,879)	(331,512)
Less: Comprehensive loss attributable to the noncontrolling interest	65,960	108,749	114,959	18,990
Comprehensive loss attributable to Yingli Green Energy	(3,129,095)	(2,966,027)	(1,891,920)	(312,522)

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(Amounts in thousands, except share data)

	Ordinary share		Additional		Accumulated other		Total Yingli Green Energy	Non-	Total
	Numbers of shares	Amount	paid-in capital	Treasury Stock	comprehensive income	Retained earnings	shareholders’ equity	controlling interests	shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2011	156,205,313	11,881	6,412,995	—	59,183	1,866,813	8,350,872	1,922,744	10,273,616
Net loss	—	—	—	—		(3,208,911)	(3,208,911)	(56,866)	(3,265,777)
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	—	79,247	—	79,247	(9,081)	70,166
Cash flow hedging derivatives, net of nil tax	—	—	—	—	569	—	569	(13)	556
Issuance of ordinary shares upon vesting of restricted shares	525,764	35	(35)	—	—	—	—	—	—
Issuance of ordinary shares upon exercise of stock options	25,250	2	599	—	—	—	601	—	601
Share-based compensation	—	—	62,657	—	—	—	62,657	11,201	73,858
Issuance of ordinary shares upon exercise of ADM warrants	1,444,060	93	(93)	—	—	—	—	—	—
Share repurchase	—	—	—	(123,838)	—	—	(123,838)	—	(123,838)
Acquisition of a subsidiary	—	—	—	—	—	—	—	33,050	33,050
Profit distribution by a subsidiary	—	—	—	—	—	—	—	(8,571)	(8,571)
Balance as of December 31, 2011	158,200,387	12,011	6,476,123	(123,838)	138,999	(1,342,098)	5,161,197	1,892,464	7,053,661

Balance as of January 1, 2012	158,200,387	12,011	6,476,123	(123,838)	138,999	(1,342,098)	5,161,197	1,892,464	7,053,661
Net loss	—	—	—	—	—	(3,064,412)	(3,064,412)	(127,475)	(3,191,887)
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	—	96,872	—	96,872	18,726	115,598
Cash flow hedging derivatives, net of nil tax	—	—	—	—	1,513	—	1,513	—	1,513
Issuance of ordinary shares upon vesting of restricted shares	523,316	35	(35)	—	—	—	—	—	—
Share-based compensation	—	—	28,832	—	—	—	28,832	6,671	35,503
Conversion of senior secured convertible notes	3,588,025	195	129,932	—	—	—	130,127	—	130,127
Share repurchase	—	—	—	(3,493)	—	—	(3,493)	—	(3,493)
Capital injection from two subsidiaries’ noncontrolling interests holders	—	—	19,230	—	—	—	19,230	85,770	105,000
Profit distribution by a subsidiary	—	—	—	—	—	—	—	(29,251)	(29,251)
Balance as of December 31, 2012	162,311,728	12,241	6,654,082	(127,331)	237,384	(4,406,510)	2,369,866	1,846,905	4,216,771

Balance as of January 1, 2013	162,311,728	12,241	6,654,082	(127,331)	237,384	(4,406,510)	2,369,866	1,846,905	4,216,771
Net loss	—	—	—	—	—	(1,944,425)	(1,944,425)	(110,473)	(2,054,898)
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	—	53,575	—	53,575	(4,486)	49,089
Cash flow hedging derivatives, net of nil tax	—	—	—	—	(1,070)	—	(1,070)	—	(1,070)
Issuance of ordinary shares upon exercise of stock options	178,750	11	3,994	—	—	—	4,005	—	4,005
Share-based compensation	—	—	14,203	—	—	—	14,203	1,682	15,885
Transactions with noncontrolling interest holders	—	—	11,866	—	—	—	11,866	(105,695)	(93,829)
Profit distribution by a subsidiary	—	—	—	—	—	—	—	(8,888)	(8,888)
Balance as of December 31, 2013	162,490,478	12,252	6,684,145	(127,331)	289,889	(6,350,935)	508,020	1,619,045	2,127,065
Balance as of December 31, 2013 — US$		2,024	1,104,143	(21,034)	47,886	(1,049,100)	83,919	267,447	351,366

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Cash flow from operating activities:
Net loss	(3,265,777)	(3,191,887)	(2,054,898)	(339,444)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	909,384	1,196,240	1,298,379	214,477
Gain on bargain purchase from an acquisition	(52,202)	—	—	—
Loss on disposal of property, plant and equipment	24,728	66,100	21,567	3,563
Provision for doubtful accounts receivable	38,988	68,561	3,065	506
Loss on sale of accounts receivable and prepayments	2,279	2,100	11,840	1,956
Write-down of inventories to net realizable value	469,872	665,416	4,958	819
Equity in losses (income) of affiliates, net	9,557	(507)	(1,197)	(198)
Amortization of debt issuance cost	24,311	35,647	31,484	5,201
Share-based compensation	73,858	35,503	15,885	2,624
Deferred income tax benefit	(315,150)	(220,151)	(36,631)	(6,051)
Accreted interest on convertible senior notes and senior secured convertible notes	54,658	—	—	—
Foreign currency exchange losses (gains), net	(9,907)	106,051	(19,191)	(3,170)
Unrealized gain of financial instruments	(3,963)	(11,132)	(12,302)	(2,032)
Impairment of goodwill	273,382	—	—	—
Impairment of long-lives assets	2,275,024	200,497	—	—
Provision for inventory purchase commitments	851,694	—	480,182	79,320
Changes in operating assets and liabilities, net of the effect of acquisitions:
Restricted cash related to purchase of inventory and other operating activities	272,841	(61,831)	(928,959)	(153,453)
Accounts receivable	(259,458)	(1,574,435)	(777,831)	(128,492)
Inventories	(138,321)	(22,367)	343,583	56,756
Prepayments to suppliers	(923,951)	(198,126)	(94,444)	(15,601)
Value-added tax recoverable	(17,152)	389,167	(7,085)	(1,170)
Amounts due from and prepayments to related parties	(347,499)	(182,488)	(111,863)	(18,478)
Prepaid expenses and other current assets	(263,695)	(56,374)	(26,166)	(4,321)
Accounts payable	317,526	541,025	2,001,383	330,605
Advances from customers	(137,271)	(80,342)	(114,875)	(18,976)
Amounts due to related parties	158,094	110,983	104,279	17,226
Other current liabilities and accrued expenses	48,841	149,516	178,168	29,431
Other liabilities	270,138	(22,860)	43,220	7,139
Net cash provided by (used in) operating activities	340,829	(2,055,694)	352,551	58,237

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

(Amounts in thousands)

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Cash flows from investing activities
Government grants for property, plant and equipment	125,599	213,976	350,028	57,821
Purchase of property, plant and equipment	(4,838,729)	(1,952,578)	(1,191,016)	(196,742)
Restricted cash related to purchase of property, plant and equipment	(548,637)	(45,593)	—	—
Proceeds from sale of equipment under sale-leaseback agreement	—	99,000	100,000	16,519
Payments for land use rights	(174,032)	(142,596)	(18,643)	(3,080)
Equity investments	(23,707)	(150,000)	(53,552)	(8,846)
Cash acquired from the acquisition of a subsidiary, net of cash paid	54,851	—	—	—
Proceeds from disposal of long-term investment	—	—	2,514	415
Loans made to related parties	(100,000)	(50,000)	(25,000)	(4,130)
Proceeds from disposal of plant, property and equipment	—	—	84	14
Proceeds from repayment of loans made to related parties	—	—	165,000	27,256
Net cash used in investing activities	(5,504,655)	(2,027,791)	(670,585)	(110,773)

Cash flows from financing activities
Proceeds from short-term borrowings	7,034,958	8,752,384	6,275,359	1,036,615
Proceeds from long-term debt	3,722,292	4,328,511	1,674,523	276,611
Repayment of short-term borrowings	(6,344,037)	(11,339,100)	(7,085,496)	(1,170,441)
Repayment of long-term debt	(968,990)	(1,790,214)	(1,506,168)	(248,801)
Repayment of capital lease obligation	—	(26,535)	(57,175)	(9,445)
Payment of deposit for capital lease	—	(14,490)	(17,510)	(2,892)
Proceeds from exercise of options	601	—	4,005	662
Restricted cash related to guarantee of bank borrowings	(1,007,522)	543,887	(14,271)	(2,357)
Contribution from noncontrolling interest holders	—	105,000	112,100	18,518
Repayment of borrowings from Yingli Hainan’s noncontrolling interest holders	(150,000)	—	—	—
Payment for the repurchase of the convertible senior notes	—	(7,552)	—	—
Dividend paid to noncontrolling interest holders	(8,571)	(29,251)	(8,888)	(1,468)
Proceeds from issuance of medium-term notes	1,400,000	1,500,000	—	—
Payment for issuance costs of medium-term notes	—	(15,300)	—	—
Purchase of non-controlling interest of a subsidiary	—	—	(5,929)	(979)
Payment for share repurchase	(123,838)	(3,493)	—	—
Net cash provided by (used in) financing activities	3,554,893	2,003,847	(629,450)	(103,977)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(66,161)	(16,535)	(31,903)	(5,270)
Net decrease in cash and cash equivalents	(1,675,094)	(2,096,173)	(979,387)	(161,783)
Cash and cash equivalents at beginning of year	5,856,132	4,181,038	2,084,865	344,395
Cash and cash equivalents at end of year	4,181,038	2,084,865	1,105,478	182,612

Supplemental disclosure of cash flow information:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Interest paid, net of capitalized interest	445,960	836,860	1,084,766	179,191
Income tax paid	400,970	20,862	58,496	9,663
Non-cash investing and financing transactions:
Payables for purchase of property, plant and equipment	769,956	497,886	458,370	75,717
Payables for purchase of land use right	—	9,338	60	10
Payable for capital lease	—	99,283	224,252	37,044
Conversion of senior secured convertible notes to ordinary shares	—	130,127	—	—

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

For the year ended December 31, 2013, the Company incurred a net loss of RMB 2,054,898 (US$ 339,444). As of December 31, 2013, the Company had cash, cash equivalents and restricted cash of RMB 2,797,808 (US$ 462,165) and short-term bank borrowings, including current portion of long-term bank borrowings of RMB 6,715,877 (US$ 1,109,384). The liquidity of the Company is primarily depending on its ability to maintain adequate cash flows from operations, to renew its short-term bank loans and to obtain adequate external financing to support its working capital and meet its obligations and commitments when they become due.

The Company has carried out a review of its cash flow forecast for the twelve months ending December 31, 2014. Based on such forecast, management believes that adequate sources of liquidity exist to fund the Company’s working capital and capital expenditures requirements, and to meet its short term debt obligations and other liabilities and commitments as they become due. In preparing the cash flow forecast, management has considered historical cash requirements of the Company, as well as other key factors, including its ability to renew its short-term bank borrowings during 2014. If available liquidity is not sufficient to meet the Company’s operating and debt service obligations as they become due, management’s plans include pursuing alternative financing arrangements or reducing expenditures as necessary to meet the Company’s cash requirements throughout 2014.  However, there is no assurance that, if required, the Company will be able to raise additional capital or reduce discretionary spending to provide the required liquidity.

(b)                       Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Yingli Green Energy and its subsidiaries.  For consolidated subsidiaries where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Company is presented as noncontrolling interests. All significant inter-company balances and transactions have been eliminated upon consolidation.

(c)                        Significant Concentrations and Risks

Revenue concentrations

The Company’s business depends substantially on government incentives given to its customers.  In many countries in which the Company sells its products, the market of the Company’s products would not be commercially viable on a sustainable basis without government incentives.  This is largely in part caused by the cost of generating electricity from solar power currently exceeding and that is expected to continue to exceed the costs of generating electricity from conventional energy sources. The Company generated approximately 100%, 91% and 90% of its total net revenues for the years ended December 31, 2011, 2012 and 2013, respectively, from sales to customers in countries with known government incentive programs for the use of solar products. A significant reduction in the scope or discontinuation of government incentive programs would have a materially adverse effect on the demand of the Company’s products.

A significant portion of the Company’s net revenues are from customers located in Germany, the United States of America (“USA”) and PRC.  Revenues from customers located in Germany, USA and PRC are as follows:

	Year ended
	December 31, 2011	% of net revenue	December 31, 2012	% of net revenue	December 31, 2013		% of net revenue
	RMB		RMB		RMB	US$

Germany	6,595,109	45%	4,765,312	42%	2,439,058	402,904	18%
USA	2,137,219	15%	1,600,695	14%	2,906,262	480,080	22%
PRC	3,261,886	22%	2,653,341	23%	4,546,482	751,025	34%
Total	11,994,214	82%	9,019,348	79%	9,891,802	1,634,009	74%

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

In 2011, 2012 and 2013, sales to the top five customers accounted for approximately 27.7%, 26.0% and 15.2%, respectively, of the Company’s net revenues.

As of December 31, 2012 and 2013, the top five outstanding accounts receivable balance (net of provisions) accounted for approximately 24.2% and 20.1%, respectively, of the Company’s total outstanding accounts receivable.

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

In order to secure a stable supply of polysilicon and other raw materials, the Company makes prepayments to certain suppliers.  Such amounts are recorded as prepayments to suppliers, prepayments to related party suppliers (included in amounts due from and prepayments to related parties), and long-term prepayments to suppliers in the Company’s consolidated balance sheets and amounted to RMB 1,703,312 and RMB 1,682,521 (US$ 277,933) as of December 31, 2012 and 2013, respectively.  The Company makes the prepayments without receiving collateral for such payments.  As a result, the Company’s claims for such prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of the suppliers. As of December 31, 2012 and 2013, advances made to individual suppliers in excess of 10% of total prepayments to suppliers are as follows:

		December 31,
		2012	2013
	Location	RMB	RMB	US$

Supplier A	Singapore	184,523	210,343	34,746
Supplier B	South Korea	230,108	158,040	26,106
Supplier C	Germany	958,284	900,821	148,805
Total		1,372,915	1,269,204	209,657

The Company obtains some equipment used in its manufacturing process from a small number of selected equipment suppliers. In addition, some equipment has been customized based on the Company’s specifications, is not readily available from multiple vendors and would be difficult to repair or replace. If any of these suppliers were to experience financial difficulties or go out of business, the Company may have difficulties in repairing or replacing its equipment in the event of any damage to the manufacturing equipment or a breakdown of the production process. The Company’s ability to deliver products timely would suffer, which in turn could result in order cancellations and loss of revenue.  A supplier’s failure to deliver the equipment in a timely manner with adequate quality and on terms acceptable to the Company could delay its capacity expansion of manufacturing facilities and otherwise disrupt its production schedule or increase its costs of production.  The Company made deposits of RMB 229,181 and RMB 122,340 (US$ 20,209) as of December 31, 2012 and 2013, respectively, for the purchase of equipment without receiving collateral for such payments.  As a result, the Company’s claims for such payments would rank only as an unsecured claim, which exposes the Company to the credit risks of the equipment suppliers.

Concentrations of cash balances held at financial institutions

Cash balances include:

	December 31, 2012		December 31, 2013
	Original currency	RMB equivalents	Original currency	RMB equivalents
Cash held by financial institutions located in:
PRC:
Denominated in RMB	1,006,387	1,006,387	579,288	579,288
Denominated in U.S. dollar (US$)	98,542	619,383	36,033	219,694
Denominated in European monetary unit (EURO)	9,479	78,841	5,875	49,457
Denominated in Japanese Yen (JPY)	833	61	10	1
Denominated in Great Britain Pound (GBP)	1,811	18,403	210	2,111
Hong Kong Special Administrative Region (the “HK SAR”):
Denominated in RMB	10	10	3,232	3,232
Denominated in US$	30,806	193,630	4,446	27,109
Denominated in EURO	5,171	43,010	105	888
Denominated in Singapore dollar (SGD)	—	—	103	494
Japan
Denominated in US$	404	2,555	3,803	23,153
Denominated in JPY	48,925	3,574	358,882	20,733
Singapore:
Denominated in US$	490	3,077	110	671
Denominated in SGD	15	76	104	513
Denominated in EURO	—	—	5	40
Denominated in Malaysian Ringgit (MYR)	—	—	5	9
Europe:
Denominated in US$	890	5,610	171	1,053
Denominated in EURO	11,811	98,239	10,208	85,887
Demoninated in Swiss Franc (CHF)	176	1,200	81	558
Denominated in GBP	—	—	86	881
Denominated in Croatia Kuna (HRK)	—	—	2,764	3,047
Denominated in Turk Lirasi (TRY)	—	—	40	113
Denominated in Moroccan Dirham (MAD)	—	—	209	157
US:
Denominated in US$	1,380	8,676	11,198	68,271
Denominated in Brazil Real (BRL)	—	—	594	1,692
Australia:
Denominated in AUD	—	—	1,379	7,491
Denominated in US$	—	—	1,123	6,674
Total cash held by financial institutions		2,082,732		1,103,217

Restricted cash held by financial institutions located in:
PRC:
Denominated in RMB	912,446	912,446	1,476,050	1,476,050
Denominated in US$	6,845	43,023	27,693	168,841
Denominated in EURO	1,358	11,292	5,434	45,747
Denominated in CHF	13	85	13	85
HK:
Denominated in US$	—	—	139	845
Europe:
Denominated in CHF	5	32	—	—
Denominated in EUR	—	—	73	618
Denominated in MAD	—	—	2	2
Australia:
Denominated in AUD	—	—	26	142
Total restricted cash		966,878		1,692,330

The bank deposits with financial institutions in the PRC are uninsured by any government authority. To limit exposure to credit risk relating to bank deposits, the Company primarily places bank deposits with large financial institutions in the PRC with acceptable credit rating.  As of December 31, 2012 and 2013, the Company had cash balances at three PRC individual financial institutions that held cash balances in excess of 10% of the Company’s total cash balances. These bank deposits collectively accounted for approximately 42.4% and 41.7% of the Company’s total cash balances as of December 31, 2012 and 2013, respectively.  Management believes that these financial institutions are of high credit quality.

(d)                       Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities as well as with respect to the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  Significant items subject to such estimates and assumptions include the fair values of assets acquired and liabilities assumed in business acquisitions, the useful lives of property, plant and equipment and intangibles with definite lives, recoverability of the carrying values of property, plant and equipment, goodwill and intangible assets, the fair value of share-based payments, the collectibility of accounts receivable, the realizability of inventories, prepayments and deferred income tax assets, the fair values of financial and equity instruments, the accruals for warranty obligations and loss contingency, and provision for inventory purchase commitments.  The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

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

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet date.  The resulting exchange differences are recorded in “foreign currency exchange gains (losses)” in the consolidated statements of comprehensive loss.  Transaction gains and losses resulting from intercompany foreign currency transactions that are of a long-term investment nature are treated in the same manner as translation adjustments and therefore excluded from the determination of net loss.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the People’s Bank of China (“PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

For the convenience of readers, certain 2013 RMB amounts have been translated into U.S. dollar amounts at the rate of RMB 6.0537 to S$1.00, the noon buying rate in the City of New York for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of December 31, 2013. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2013, or at any other date.

(f)                          Cash, Cash equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand, cash in bank accounts, and interest bearing savings accounts with an initial term of three months or less.

Restricted cash of RMB 966,878 and RMB 1,692,330 (US$ 279,553) as of December 31, 2012 and 2013, respectively, represents bank deposits for securing letters of credit and letters of guarantee granted to the Company, primarily for the purchase of inventory and equipment and the guarantee of the offshore bank borrowings. Such letters of credit and letters of guarantee expire within one year. The cash flows from bank deposits as the guarantee of the offshore bank borrowings are reported within cash flows for financing activities in the consolidated statements of cash flows.  The cash flows from the bank deposits relating to purchases of inventory and equipment are reported within cash flows from operating activities and investing activities in the consolidated statements of cash flows, respectively.

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

Sale of Accounts Receivable

In 2012 and 2013, the Company entered into agreements to sell without recourse certain accounts receivable to several PRC banks. The buyer is responsible for servicing the receivables. The accounts receivables were determined to be legally isolated from the Company and its creditors, even in the event of bankruptcy or other receivership and the Company has surrendered control over the transferred receivables. As a result, the accounts receivables were considered sold and were therefore derecognized. The Company received proceeds from the sale of accounts receivable of RMB 223,273 and RMB 677,795 (US$ 111,964) for the years ended December 31, 2012 and 2013, respectively, and has included the proceeds in net cash provided by operating activities in the consolidated statements of cash flows. The Company recorded a loss on the sale of accounts receivable of RMB 2,100 and RMB 11,840 (US$ 1,956) for the years ended December 31, 2012 and 2013, respectively, which is included in general and administrative expense.

(h)                       Inventories

Inventories are stated at the lower of cost or market. Cost is determined by using the weighted-average cost method. Cost of work-in-progress and finished goods are comprised of direct materials, direct labour, and an allocation of related manufacturing overhead based on normal operating capacity.

(i)                          Prepayments to Suppliers

Advance payments for the future delivery of raw materials are made based on written purchase orders detailing product, quantity, pricing and are classified as “prepayments to suppliers” in the consolidated balance sheets. The Company’s supply contracts grant the Company the right to inspect products prior to acceptance. The balance of the “prepayments to suppliers” is reduced and reclassified to ‘‘inventories’’ when inventory is received and passes quality inspection. Such reclassifications of RMB 476,113, RMB 495,679 and RMB 245,906 (US$40,621) for the years ended December 31, 2011, 2012 and 2013, respectively, are not reflected as cash outflows from operating activities.  In addition, the Company agreed with one of its polysilicon suppliers, pursuant to which the Company offset the balance of prepayment to the supplier against the balance of accounts payable in the amount of US$23,338 (RMB141,281) during 2013.  As of December 31, 2012 and 2013, prepayments to suppliers of RMB 1,280,131 and RMB 884,562 (US$ 146,119), respectively, representing the portion expected to be utilized after twelve months have been classified as “long-term prepayments to suppliers” in the consolidated balance sheets and relate to prepayments to suppliers for long-term supply agreements with deliveries scheduled to commence beyond the next twelve months at each respective balance sheet date.

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

Project assets

Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to the sale of the solar power project.  These costs include modules, installation and other development costs.  While the project assets are not constructed for a specific customer, the Company intends to sell the project assets upon their completion.  As of December 31, 2012 and 2013, RMB63 million and RMB 356 million (US$ 59 million) of project assets were included in the construction in progress

Goodwill and Other Intangible Assets

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

The Company performs its annual impairment review of goodwill at December 31, and when a triggering event occurs between annual impairment tests. At December 31, 2011, the Company recognized a full impairment loss of RMB 273,382 on the goodwill. See note (22) to the consolidated financial statements.

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

For the year ended December 31, 2012, the Company received government grants of RMB 213,976 related to the construction of the solar power plants and the procurement of machineries, which were recognized as long-term other liabilities.

For the year ended December 31, 2013, the Company received government grants of RMB 350,028 (US$ 57,821) related to the construction of the solar power plants and the procurement of machineries, which were recognized as long-term other liabilities.

These grants are amortized as the related assets are depreciated or amortized. The grants amortized amounted to RMB9,484, RMB 13,130 and RMB 53,419 (US$ 8,824) for the year ended December 31, 2011, 2012 and 2013, respectively.

(k)                       Land Use Rights

Land use rights represent the cost of rights to use land in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of the rights of 45 - 50 years.

(l)                          Equity Investments

Investments in entities where the Company does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Company’s share of the investee’s results of operations is included in other income (expense) in the Company’s consolidated statements of comprehensive loss. Equity investments are accounted for under the cost method when the Company does not have the ability to exercise significant influence over the operating and financial policies of the investees. Under the cost method of accounting, the Company records an investment in the equity of an investee as cost, and recognizes as income dividends received that are distributed from net accumulated earnings of the investee since the date of acquisition.

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

(m)                    Statutory Reserves

In accordance with the relevant laws and regulations of the PRC, PRC enterprises are required to transfer 10% of their after tax profit, as determined in accordance with PRC accounting standard and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the enterprise. The transfer to this general reserve fund must be made before distribution of dividends can be made.  As of December 31, 2012 and 2013, the PRC subsidiaries of the Company had appropriated RMB 461,623 and RMB 484,077 (US$ 79,964), respectively, to the general reserve fund, which is restricted from being distributed to the Company, and if applicable, to the noncontrolling interests.

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

The Company enters into derivative contracts that it intends to designate as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships, the Company formally documents the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. The Company also formally assesses, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.  The maximum term over which the Company is hedging exposures to the variability of cash flows for forecasted transaction is 20 months.

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

(o)                      Share-based Payment

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period.  The Company estimates grant date fair value using the Black Scholes-Merton option pricing model. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, net of estimated forfeitures, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant date value of such award that is vested at that date.  Forfeiture rates are estimated based on historical and future expectations of employee turnover rates.  The Company applies the fair value method for equity instrument issued to non-employee under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 505-50, Equity-based Payments to Non-employees (“ASC Topic 505-50”).

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

The Company recognizes revenue for solar power station constructed for commercial customers according to ASC 605-35, Revenue Recognition—Construction-Type and Production Type Contracts.  Revenue is recognized on a percentage-of-completion basis, based on the ratio of total costs incurred to date to total projected costs.  Provisions are made for the full amount of any anticipated losses on a contract-by-contract basis.  The Company recognized nil loss for these types of contracts for the year ended December 31, 2013.  Costs in excess of billings are recorded where costs recognized are in excess of amounts billed to customers of purchased commercial solar power stations. Costs in excess of billings as of December 31, 2013 amounted to RMB 216,759 (US$35,806), and are included in accounts receivable in the consolidated balance sheets.

Other revenue consists primarily of the sale of raw materials. Delivery for the sale of raw materials occurs at the point in time the product is delivered to the customer, which is when the risks and rewards of ownership have been transferred. Delivery is evidenced by a signed customer acceptance form.

Shipping and handling fees billed to customers are recorded as revenues, and the related shipping or delivery costs of RMB290,746, RMB 320,727 and RMB 405,839 (US$ 67,040) are recorded as selling expenses for the years ended December 31, 2011, 2012 and 2013, respectively.

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

(r)                        Employee Benefits Plans

Pursuant to the relevant PRC regulations, the Company is required to make contributions for each PRC employee at a rate of 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement program organized by the local Social Security Bureau. In addition, the Company is also required to make contributions for each PRC employee at rates of 7.5%-10%, 1%-2%, 10%-12% and 1.2%-1.6% of standard salary base for medical insurance benefits, unemployment, housing fund and other statutory benefits, respectively.  Total amount of contributions for the years ended December 31, 2011, 2012 and 2013 was RMB 177,714, RMB 244,108 and 266,134 (US$ 43,962), respectively.

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

Actual warranty costs are charged against the accrued warranty liability. Warranty expense is recorded as selling expense.

Changes in the carrying amount of accrued warranty liability are as follows:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Beginning balance	303,641	457,733	555,357	91,738
Warranty expense for the current year	154,092	109,915	125,900	20,797
Warranty costs incurred or claimed	—	(12,291)	(14,311)	(2,364)
Total accrued warranty cost	457,733	555,357	666,946	110,171
Less: accrued warranty cost, current portion	32,383	35,819	40,632	6,712
Accrued warranty cost, excluding current portion	425,350	519,538	626,314	103,459

(t)                          Firm Purchase Commitment

The Company entered into several long-term fixed price contracts to purchase polysilicon to ensure an adequate supply of polysilicon to operate its plants.  These contracts represent firm purchase commitments which are evaluated for potential market value losses. The Company recognized a provision for inventory purchase commitments of RMB 851,694 in 2011 and RMB 480,182 (US$ 79,320) in 2013. See note (16) to the consolidated financial statements.

(u)                       Income Taxes

Income taxes are accounted for under the asset and liability method.  Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any tax loss and tax credit carry forwards.  Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred income tax assets and liabilities of a change in tax rates or tax laws is recognized in the consolidated statements of comprehensive loss in the period the change in tax rates or tax laws is enacted.  A valuation allowance is provided to reduce the amount of deferred income tax assets if it is considered more likely than not that some portion or all of the deferred income tax assets will not be realized.

The Company recognizes in the consolidated financial statements the impact of an unrecognized tax benefit, if the position is not more likely than not of being sustained upon examination, based on the technical merits of the position. Recognized income tax benefits are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.  The Company’s accounting policy is to accrue interest and penalties related to unrecognized tax benefits, if and when required, as interest expense and general and administrative expenses, respectively, in the consolidated statements of comprehensive loss.

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

Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. Ordinary equivalent shares consist of the ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method).  Potential dilutive securities are not included in the calculation of dilutive earnings per share if the impact is anti-dilutive.

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

(z)                         Recently Issued Accounting Standards

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source (e.g., the release due to cash flow hedges from interest rate contracts) and the income statement line items affected by the reclassification (e.g., interest income or interest expense). If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), companies would instead cross reference to the related footnote for additional information (e.g., the pension footnote). ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. The Company adopted the new standard on January 1, 2013. The adoption did not have a material impact on its consolidated financial statements or related disclosures.

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists.  ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward.  ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014.  The new standard is to be applied prospectively but retrospective application is permitted.  The adoption is not expected to have a material impact on the Company’s consolidated financial statements and related disclosures.

(3)                     Accounts Receivable

Accounts receivable is summarized as follows:

	December 31,
	2012	2013
	RMB	RMB	US$

Accounts receivable	3,921,502	4,510,727	745,119
Less: Allowance for doubtful accounts	(287,351)	(286,997)	(47,409)
Total accounts receivable, net	3,634,151	4,223,730	697,710

The following table presents the movement of the allowance for doubtful accounts:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Beginning balance	(309,482)	(343,306)	(287,351)	(47,467)
Additions	(45,612)	(73,962)	(20,063)	(3,314)
Reversal of allowance for doubtful accounts	6,624	5,401	16,998	2,808
Write-off of accounts receivable	5,164	124,516	3,419	564
Ending balance	(343,306)	(287,351)	(286,997)	(47,409)

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally four months from the date of billing. For certain customers the Company requires an advance payment before the sale is made.  Such advance payments are reported as “advances from customers” in the Company’s consolidated balance sheets and amounted to RMB 813,679 and RMB 601,602 (US$ 99,378) as of December 31, 2012 and 2013, respectively.  The Company also requires certain customers to secure payment by a letter of credit issued by the customers’ banks.  Letters of credit have terms less than 90 days. Until the letter of credit is drawn and the amount is paid, the amount due from the customer is recorded as accounts receivable. As of December 31, 2012 and 2013, 31% and 30%, respectively, of accounts receivable were denominated in currencies other than the RMB.

As of December 31, 2012 and 2013, the Company has pledged accounts receivable with a total carrying amount of nil and RMB 322,599 (US$ 53,290), respectively, to secure short-term bank borrowings.

(4)                       Inventories

Inventories by major category consist of the following:

	December 31,
	2012	2013
	RMB	RMB	US$

Raw materials	727,300	788,852	130,308
Work-in-progress	288,456	370,811	61,254
Finished goods	1,507,794	1,005,239	166,054
Total inventories	2,523,550	2,164,902	357,616

Inventory write-downs amounted to RMB 469,872, RMB 665,416 and RMB 4,958 (US$ 819) for the years ended December 31, 2011, 2012 and 2013, respectively, and recorded as cost of revenues in the consolidated statements of comprehensive loss.

(5)                       Property, Plant and Equipment

Property, plant and equipment consist of the following:

	2012	2013
	RMB	RMB	US$
Buildings	2,923,470	3,883,457	641,501
Machinery and equipment	13,875,105	15,089,200	2,492,558
Furniture and fixtures	114,284	165,932	27,410
Motor vehicles	114,373	115,443	19,070
Construction in progress	1,530,642	763,534	126,127
Total property, plant and equipment	18,557,874	20,017,566	3,306,666
Less: Accumulated depreciation	(2,864,153)	(4,057,923)	(670,321)
Less: Impairment	(2,475,521)	(2,475,521)	(408,927)
Total property, plant and equipment, net	13,218,200	13,484,122	2,227,418

During the years ended December 31, 2011 and 2012, given the continuing decline in the spot market price of polysilicon, the Company recorded an impairment loss of RMB 2,275,024 and RMB 200,497, respectively for property, plant and equipment with respect to the production of polysilicon based on the present value of expected future cash flows discounted at the weighted average cost of capital.  No impairment for property, plant and equipment was recognized in 2013.

Depreciation expense on property, plant and equipment was allocated to the following expense items:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Cost of revenues	754,977	1,051,098	1,192,906	197,054
Selling expenses	993	1,396	1,813	299
General and administrative expenses	36,473	55,343	60,029	9,916
Research and development expenses	34,355	30,016	24,573	4,059
Total depreciation expense	826,798	1,137,853	1,279,321	211,328

The Company capitalized interest costs as a component of the cost of construction in progress as follows:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Interest cost capitalized	202,138	130,967	53,998	8,920
Interest cost charged to income	626,737	897,124	971,597	160,496
Total interest cost incurred	828,875	1,028,091	1,025,595	169,416

As of December 31, 2012 and 2013, the Company has pledged property, plant and equipment with a total carrying amount of RMB 6,262,340 and RMB 8,372,472 (US$ 1,383,034), respectively, to secure bank borrowings.

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

Foreign Currency

The Company’s principal operating subsidiaries, Hainan Yingli New Energy Resources Co., Ltd. (“Yingli Hainan”) and Yingli Energy (China) Co., Ltd. (“Yingli China”) are located in the PRC with the Renminbi being its functional currency. However, the majority of these two entity’s sales are in currencies other than Renminbi, primarily the EURO and US$. Any depreciation of the EURO or US$ against the Renminbi will generally result in foreign exchange losses and adversely affect the Company’s results of operations. With an aim to reduce its risk exposure, the Company, on a selected basis, enters into forward contracts with financial institutions to forward sell EURO or USS$ when it entered into certain sales contracts denominated in EURO or US$ through its PRC operating subsidiaries. Some of these foreign currency forward contracts are qualified as foreign currency cash flow hedges at inception, and thus the change in the fair value of these hedge contracts were initially recognized in accumulated other comprehensive income and reclassified into the consolidated statements of comprehensive loss in the period that the sale of the related hedged item is recognized or when hedge accounting is discontinued if the foreign currency forward contracts are no longer effective in offsetting cash flows attributable to the hedged risk. During the year ended December 31, 2012, the Company entered into foreign currency forward contracts with a notional amount of EURO 39,000 and US$ 21,000 against its EURO and US$ denominated sales, respectively. During the year ended December 31, 2013, the Company entered into foreign currency forward contracts with a notional amount of EURO 100,690 and US$ 7,000 against its EURO and US$ denominated sales, respectively. As of December 31, 2012 and 2013, the Company had outstanding foreign currency forward contracts with notional amounts of US$ 18,000 and EURO 45,690, respectively.

Interest

The Company’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its business operation and expansion, the Company’s PRC operating subsidiaries will obtain short-term and long-term bank borrowings. Some of bank borrowings carry variable interest rates. Interest expenses on these banking borrowings may increase as a result of change in market interest rates. With an aim to reduce its interest rate exposure, the Company entered into one long-term interest rate swap contract, with notional amount of US$70,000, in 2009. As of December 31, 2012 and 2013, the Company had outstanding interest rate swap contracts with notional amounts of US$36,000 and US$ 27,000, respectively.

Balance Sheet Classification

The following summarizes the fair values and location in the consolidated balance sheet of all derivatives held by the Company as of December 31, 2012 and 2013:

		Fair Value
		2012	2013
	Balance Sheet Classification	RMB	RMB	US$
Assets:
Foreign currency contract	Prepaid expenses and other current assets	3,323	—	—
Total derivatives designated as hedges		3,323	—	—

Liability:
Foreign currency contract	Other current liabilities and accrued expenses	—	707	117
Total derivatives designated as hedges		—	707	117

Interests rate swap	Other current liabilities and accrued expenses	13,557	3,733	617
Total derivatives not designated as hedges		13,557	3,733	617

Cash Flow Hedge Loss or Gain Recognition

The following summarizes the loss (gain), recognized in the consolidated statement of comprehensive loss, related to derivatives designated and qualifying as cash flow hedges for the years ended December 31, 2011, 2012 and 2013:

Derivatives in Cash Flow	Amount of Gain Recognized in Other Comprehensive Income		Location of Gain Reclassified from Other Comprehensive Income into	Amount of Gain Reclassified from Other Comprehensive Income into Income/Loss
Hedging Relationships	RMB	US$	Income/Loss	RMB	US$
2011
Foreign currency contracts	(18,441)		Foreign currency exchange losses	(17,872)
2012
Foreign currency contracts	(14,839)		Foreign currency exchange losses	(13,326)
2013
Foreign currency contracts	(7,641)	(1,262)	Foreign currency exchange losses	(8,711)	(1,439)

Other Derivatives Gains (Losses) Recognition

The following summarizes the losses and the location in the consolidated statements of comprehensive loss of derivatives not designated as hedging instruments for the years ended December 31, 2011, 2012 and 2013:

	Location of Loss	Amount of Loss Recognized in Income on Derivative
	Recognized in Income	2011	2012	2013
	on Derivative	RMB	RMB	RMB	US$
Derivatives Not Designated as Hedging Instruments
Interest rate swap	Interest expense	(8,481)	(1,958)	(103)	(17)
Total		(8,481)	(1,958)	(103)	(17)

(7)                       Fair Value Measurements

(a)                       Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2012 and 2013:

		Fair value measurements at December 31, 2012
		Quoted prices
		in active	Significant
		markets for	other	Significant
		identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2012	(Level 1)	(Level 2)	(Level 3)
Assets:
Foreign currency forward contract	3,323	—	3,323	—
Total	3,323	—	3,323	—

Liabilities:
Interests rate swap contract	13,557	—	—	13,557
Total	13,557	—	—	13,557

		Fair value measurements at December 31, 2013
		Quoted prices
		in active	Significant
		markets for	other	Significant
		identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2013	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Foreign currency forward contract	707	—	707	—
Interests rate swap contract	3,733	—	—	3,733
Total	4,440	—	707	3,733

The following table presents the Company’s activity for liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in ASC Topic 820 for the year ended December 31, 2011, 2012 and 2013:

Liabilities
Interest rate swap
Balance at December 31, 2010	30,663
Total realized and unrealized losses:
Included in earnings	8,481
Included in other comprehensive income	—
Settlement	(15,774)
Balance at December 31, 2011	23,370
Total gain for 2011:
included in earnings attributable to the change in unrealized gain relating to liabilities held at December 31, 2011	(7,293)

Liabilities
Interest rate swap
Balance at December 31, 2011	23,370
Total realized and unrealized losses:
Included in earnings	1,958
Included in other comprehensive income	—
Settlement	(11,771)
Balance at December 31, 2012	13,557
Total gain for 2012:
included in earnings attributable to the change in unrealized gain relating to liabilities held at December 31, 2012	(9,813)

Liabilities
Interest rate swap
Balance at December 31, 2012	13,557
Total realized and unrealized losses:
Included in earnings	103
Included in other comprehensive income
Settlement	(9,927)
Balance at December 31, 2013	3,733
Total gain for 2013:
included in earnings attributable to the change in unrealized gain relating to liabilities held at December 31, 2013	(9,824)

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

•                      Medium-term notes — fair value is based on the amount of future cash flows associated with the debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms. As of December 31, 2012 and 2013, the carrying value of the medium-term notes approximate its fair value as the current incremental borrowing rate for similar types of borrowing arrangements did not differ significantly from the borrowing rate carried by the medium-term notes.

•                      Foreign currency forward contract — as of December 31, 2012 and 2013, the fair value is determined by discounting estimated future cash flow, which is based on the changes in the forward rate.

•                      Interests swap contract — as of December 31, 2012 and 2013 the fair value is determined by using pricing models developed based on the London Interbank Offered Rate (“LIBOR”) swap rate and other unobservable market data.

(8)                       Equity Investments

Equity investments are RMB 173,241 and RMB 216,276 (US$ 35,726) as of December 31, 2012 and 2013, respectively, which are included in other assets in the consolidated balance sheets.

In February 2009, Yingli China and two other entities, unrelated to the Company, established Beijing Badaling Green Photovoltaic Power Generation Co., Ltd. (“Beijing Badaling”).  Yingli China contributed RMB 600 to acquire a 10% equity interest.  The investment is accounted for under cost method.  In May 2013, the Company withdrew its investment from Beijing Badaling and received cash in the amount of RMB 600 (US$ 99).

The Company’s 50% equity investment in Tibet Tianwei Yingli New Energy Resources Co., Ltd. (“Tibetan Yingli”) is accounted for under equity method. Given the continuing losses sustained by Tibetan Yingli, the Company recorded a full impairment provision of RMB 8,720 for this equity investment during the year ended December 31, 2011. In 2012 and 2013, Tibetan Yingli continued to incur losses and the carrying value of the Company’s investment in Tibetan Yingli remained as nil as of December 31, 2012 and 2013.

In September 2009, Yingli China and two other entities, unrelated to the Company, established Hainan Solar Power Company Limited (“Hainan Tianneng”). Yingli China contributed RMB 6,000 to acquire a 20% equity interest.  In 2011, Yingli China further injected cash of RMB 20,362 while the other investors made proportional cash injection to remain the same ownership interest for each investor. In 2012, the other investors made further capital injection to Hainan Tianneng, which resulted in a decrease of equity interest held by Yingli China to 11.45% as of December 31, 2012. In June and July 2013, Hainan Yingli made capital injections in the amount of RMB 40 million (US$ 7 million) and RMB 12 million (US$ 2 million) respectively, to acquire 18.31% equity interest of Hainan Tianneng in total.  Together with the equity interest held by Yingli China (9.35%), the Company (including both Yingli China and Yingli Hainan) holds 27.66% equity interest in Hainan Tianneng as of December 31, 2013. The investment is accounted for under equity method.

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

In November 2012, Yingli China and Hainan Yingli New Energy Resources Co., Ltd. (“Yingli Hainan”), along with 20 other entities unrelated to the Company, participated in the establishment of China Development Zhengxin Investment Company.  The Investment Company’s period of operation is 10 years and its principal activities are to make equity investments to key industries encouraged by the State.  The Company contributed RMB 150,000 to acquire a 4.76% equity interest. The investment is accounted for under cost method.  The Investment Company’s administrator is SDIC Investment and Development Fund Management Beijing Co., Ltd.  Subject to the administrator’s approval and other shareholders’ preemptive rights, the Company can transfer its investment to third parties.

(9)        Borrowings

(a)                       Current

Short-term borrowings and current installments of long-term debt consist of the following:

	Year ended December 31,
	2012	2013
	RMB	RMB	US$

Guaranteed by bank deposits	391,448	212,038	35,026
Guaranteed by related parties	3,448,503	3,602,902	595,157
Guaranteed by property, plant and equipment	773,248	891,073	147,195
Guaranteed by accounts receivable	—	130,000	21,474
Unsecured loans	1,397,292	429,846	71,006
Current portion of long-term debt (note b)	1,515,524	1,450,018	239,526
Total short-term borrowings and current portion of long-term debt	7,526,015	6,715,877	1,109,384

Short-term borrowings outstanding (including the current portion of long-term debt) as of December 31, 2012 and 2013 bore a weighted average interest rate of 5.93% and 5.77% per annum, respectively. All short-term borrowings mature and expire at various times within one year.  These facilities contain no specific renewal terms.  The Company has traditionally negotiated renewal of certain facilities shortly before they mature.

b)                           Non-current

	Year ended December 31,
	2012	2013
	RMB	RMB	US$
Long-term bank debt:
Secured loans from China Development Bank	3,390,651	3,733,730	616,769
Unsecured loans	300,000	—	—
Guaranteed by related parties	549,710	852,283	140,787
Secured by multiple assets	1,271,849	374,242	61,820
Borrowings from other third parties:
Guaranteed by property, plant and equipment	79,770	598,046	98,790
	5,591,980	5,558,301	918,166
Less: current portion	(1,515,524)	(1,450,018)	(239,526)
Total long-term borrowings	4,076,456	4,108,283	678,640

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

In May 2010, Tianwei Yingli entered into a three-year US$20,000 loan agreement at an interest rate of 12-month LIBOR plus 1.7% per annum with Luso International Banking Ltd.  The loan is secured by Yingli Green Energy and repayable upon maturity. The bank loan has been fully repaid in May 2013.

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

In February 2011, Yingli Hainan entered into a five-year RMB 400,000 loan agreement with China Merchants Bank at an interest rate of the five-year Renminbi benchmark loan rate per annum. As of December 31, 2013, the Company withdrew RMB 368,000 (US$ 60,789) under this agreement. The loan is secured by Yingli Hainan’s property, plant and equipment.

In March 2011, Yingli China entered into a 45-month RMB 1,000,000 loan agreement with Bank of Communications Co., Ltd. at an interest rate of three- to five- year Renminbi benchmark loan rate plus an additional surcharge of 10% of the interest rate per annum. As of December 31, 2013, the Company withdrew RMB 367,480 (US$ 60,703) under this agreement. The loan is secured by property, plant and equipment.

In May 2011, Yingli China entered into a 42-month RMB 1,160,000 loan agreement with Bank of China and China Citic Bank at an interest rate of three-five year Renminbi benchmark loan rate plus an additional surcharge of 5% of the interest rate per annum.  As of December 31, 2013, the Company withdrew RMB 481,000 (US$ 79,456) under this agreement. The loan is guaranteed by Yingli Green Energy and Yingli Group.

In August 2011, Fine Silicon Co., Ltd. (“Fine Silicon”) entered into a five-year RMB 500,000 loan agreement with CDB Leasing Co., Ltd. at an interest rate of 6.9% per annum plus an additional surcharge of 5% of the interest rate per annum. The loan is guaranteed by property, plant and equipment.  The Company withdrew RMB 100,000 and RMB 500,000 (US$ 82,594) as of December 31, 2012 and December 31, 2013, respectively, under this agreement.

In October 2011, Tianjin Yingli New Energy Resources Co., Ltd. (“Tianjin Yingli”) borrowed an eight-year RMB 350,000 loan from China Development Bank at an interest rate of five-year Renminbi benchmark loan rate per annum and an eight-year US$100,000 loan from China Development Bank at an interest rate of 6-month LIBOR plus 520 basis points per annum. The loan is guaranteed by property, plant and equipment. The Company withdrew RMB 350,000 and US$80,000 as of December 31, 2012. The Company withdrew RMB 350,000 (US$ 57,816) and US$100,000 (RMB 605,370) as of December 31, 2013

In October 2011, Hengshui Yingli New Energy Resources Co., Ltd. (“Hengshui Yingli”) entered into an eight-year US$50,000 loan agreement with China Development Bank at an interest of 6.31% per annum and subject to adjustment annually. The loan is guaranteed by property, plant and equipment. As of December 31, 2012 and 2013, the Company withdrew US$ 47,418 and US$50,000 (RMB 302,685), respectively.

In November 2011, Yingli Hainan entered into an eight-year RMB 900,000 loan agreement with China Development Bank at an interest rate of five-year Renminbi benchmark loan rate per annum. As of December 31, 2012, the Company withdrew RMB 900,000 under this agreement. The loan is guaranteed by property, plant and equipment.  In May 2013, Yingli Hainan entered into an amendment to increase this loan credit limit by RMB282,150.  As of December 31, 2013, the Company withdrew RMB1,182,150 (US$195,277) under this agreement. The loan is guaranteed by property, plant and equipment.

In March 2012, Hainan Yingli entered into a seven-year US$135,000 loan agreement with China Development Bank at an interest of three-month LIBOR plus 590 basis points per annum. The Company withdrew US$117,000 and US$135,000 (RMB 817,250) as of December 31, 2012 and 2013 under this agreement, respectively.  The loan is guaranteed by property, plant and equipment.

In May 2012, Hengshui Yingli entered into an eight-year RMB 255,000 loan agreement with China Development Bank at an interest of 7.76% per annum and subject to adjustment annually. The loan is guaranteed by Yingli China. As of December 31, 2012 and 2013, the Company withdrew RMB 255,000 (US$ 42,123) under this agreement.

In April 2013, Yingli China entered into a three-year US$55,000 (RMB 332,954) loan agreement with China Development Bank at an interest rate of 6-month LIBOR plus 520 basis points per annum.  As of December 31, 2013, the Company withdrew US$55,000 (RMB332,954) under this agreement.

In December 2013, Yingli China entered into a 14-month RMB200,000 (US$ 33,038) loan agreement with Zhongyuan Trust Ltd. Company at an interest rate of 9.725%. This loan is guaranteed by related party’s property, plant and equipment. As of December 31, 2013, the Company withdrew RMB200, 000 (US$ 33,038) under this agreement.

In December 2013, Hutubi Yingli Sunshine New Resources Co. Ltd. (“Yingli Hutubi”) entered into a five-year RMB 22,500 loan agreement with Xinjiang Tianshan Rural Commercial Bank at an interest rate of 5.33%. This loan is guaranteed by equivalent bank deposit. As of December 31, 2013, the Company withdrew RMB22,500 (US$ 3,717) under this agreement.

In December 2013, Yingli Hutubi entered into a six-year RMB 55,000 loan agreement with Xinjiang Tianshan Rural Commercial Bank at an interest rate of 6.61%. This loan is guaranteed by Yingli Group and secured by solar panels with market value of RMB 68,800 (US$ 11,365). As of December 31, 2013, the Company withdrew RMB 55,000 (US$ 9,085) under this agreement.

Future principal payments under the above long-term borrowings as of December 31, 2013 are as follows

Year ending December 31,	RMB	US$
2014	1,450,018	239,526
2015	1,253,087	206,995
2016	1,226,028	202,525
2017	585,538	96,724
2018	602,747	99,567
Thereafter	440,883	72,828
Total	5,558,301	918,165

As of December 31, 2013, the Company has unused lines of credit of RMB 5,491 million (US$907 million) with remaining terms less than 12 months and RMB 2,027 million (US$335 million) with remaining terms beyond 12 months.

Certain loan agreements contain financial covenants such as debt asset ratio, current ratio, quick ratio, debt service coverage ratio and interest coverage ratio.  During 2013, the Company failed to meet certain financial covenants, for which the Company received waivers from respective banks with respect to the financial covenants.

(10)                Convertible Senior Notes

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

Interest relating to the Convertible Senior Notes was recognized as follows:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Contractual coupon interest	1,483	520	—	—
Interest cost capitalized	(362)	(65)	—	—
Total interests expense	1,121	455	—	—

(11)     Senior Secured Convertible Notes

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

Management determined that the conversion feature embedded in the Notes is required to be bifurcated and accounted for as a derivative pursuant to FASB ASC Topic 815, Derivatives and Hedging.  The fair value of the conversion feature for the First Tranche as of January 16, 2009 was US$11,969 (RMB 81,538) and bifurcated from the Notes of US$20,000 (RMB 136,766) as a debt discount.  The debt discount of US$11,969 (RMB 81,538) is amortized over the three-year period the Notes are expected to be outstanding as interest expense using the effective interest rate method.  The fair value of the conversion feature increased to US$25,033 (RMB 170,893) as of May 18, 2009, the modification date as described below.  The change of US$13,064 (RMB 89,355) in the fair value of the embedded derivative liability was recognized as a loss from revaluation of embedded derivative in the consolidated statements of comprehensive loss directly.

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

(12)     Medium-term notes

On October 13, 2010, Tianwei Yingli registered its plan to issue up to RMB 2,400,000 RMB-denominated unsecured five-year medium-term notes (the “Registered Issue”) with the PRC National Association of Financial Market Institutional Investors (“NAFMII”).  The Registered Issue allows Tianwei Yingli to issue RMB-denominated unsecured five-year medium-term notes in two tranches on the PRC inter-bank debenture market. The First Tranche Issue with RMB 1,000,000 was completed on October 13, 2010 and will mature on October 13, 2015. Tianwei Yingli has an option to call the notes at the end of the third year from issuance. Upon exercise of the call option, the re-purchase amount equals to the par value of the notes plus any unpaid interest. The First Tranche bears a fixed annual interest rate of 4.3% per annum in the first three years, and increased to 5.7% per annum in the remaining two years as Tianwei Yingli chose not to call the notes on October 13, 2013.

The Company did not exercise the call option at the end of the third year from issuance and computed the effective interest rate of 4.82% evenly for the entire contract term of 5 years.

On May 10, 2011, the second tranche of the medium-term notes with a principle amount of RMB 1,400,000, or the Second Tranche Issue, was issued and will mature on May 12, 2016. The Second Tranche Issue bears a fixed annual interest rate of 6.15%.

In March 2012, Yingli China registered its plan to issue up to RMB 1,500,000 RMB-denominated unsecured three-year and five-year medium-term notes (the “Yingli China Registered Issue”) with the NAFMII.  The Yingli China Registered Issue allows Yingli China to issue RMB-denominated unsecured three-year and five-year medium-term notes in two tranches on the PRC inter-bank debenture market. On May 3, 2012, the first tranche issue with RMB 1,200,000 at a fixed annual interest rate of 5.78% and the second tranche issue with RMB 300,000 at a fixed annual interest of 6.01% were issued with maturity on May 3, 2015 and May 3, 2017, respectively.

(13)     Long-term payable

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

In January 2011, Yingli China purchased the 30% equity interest at RMB 150,000 (US$23,833). As a result, Yingli Hainan ceased to be a VIE and became a majority-owned subsidiary of Yingli China. The interest of RMB 6,419 is included in “other current liabilities and accrued expenses” in the consolidated balance sheet as of December 31, 2012 and was paid in 2013.

In November 2012, a third party contributed RMB 100,000 to Yingli Hainan to acquire 5.825% equity interest of Yingli Hainan.  Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to purchase such equity interest from the investor in the amount of RMB 100,000 plus 5% annual interest in 5 years.  In December 2013, another third party contributed RMB 100,000 to Yingli Hainan to acquire 5.50% equity interest of Yingli Hainan.  Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to purchase such equity interest from the investor in the amount of RMB 100,000 plus 6.15% annual interest in 2 years.  Because of Yingli China’s contractual obligations to purchase the equity interests from these investors, the equity contributions made by the investors plus accrued interest in the amount of RMB 207,067 (US$34,205) have been recorded in “other non-current liabilities” in the consolidated balance sheet as of December 31, 2013.

(14)              Share Repurchase Program

On September 30, 2011, the Company announced that a share repurchase program has been authorized by its board of directors. Under the terms of the approved program, Yingli Green Energy may repurchase up to US$100 million worth of its issued and outstanding American Depositary Shares (“ADSs”) from time to time over the next 12 months in the open market or in negotiated transactions, subject to market conditions and other factors, as well as relevant rules under the Securities Exchange Act of 1934, as amended. As of December 31, 2011, the Company had repurchased 5,567,021 outstanding ADSs from the open market for a total consideration of RMB 123.8 million under the share repurchase program. In 2012, additional 159,687 outstanding ADSs were repurchased from open market for a total consideration of RMB 3.5 million under the share repurchase program. As of December 31, 2012, 5,726,708 of outstanding ADSs were repurchased at a total consideration of RMB 127.3 million.  There was no share repurchase in 2013.

(15)                Financial Obligations

In July 2011, the Company sold certain newly purchased equipments (“leased assets”) with carrying amount of RMB 91,959 to a third party (the “purchaser-lessor”) for cash consideration of RMB 90,000 and simultaneously entered into a five-year contract to lease back the leased assets from the purchaser-lessor. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor quarterly lease payment over five years and is entitled to obtain the ownership of these equipments at a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB 1,959, which is being deferred and amortized in the consolidated statements of comprehensive loss over the remaining useful lives of the leased assets.

In November 2012, the Company sold certain solar power generation equipment with carrying amount of RMB 102,971 to a related party controlled by Yingli Group for cash consideration of RMB 99,000 and simultaneously entered into a eighteen-year contract to lease back the assets from the related party. The remaining useful lives of leased equipment were approximately 25 years.  Pursuant to the terms of the contract, the Company is required to pay to the related party quarterly lease payments over eighteen years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB 3,971, which is being deferred and amortized in the consolidated statements of comprehensive loss over the remaining useful lives of the leased assets.

In August 2013, the Company sold certain machinery and equipments with carrying amount of RMB99,321 (US$16,407) to a related party controlled by Yingli Group for cash consideration of RMB100,000 (US$16,519) and simultaneously entered into a eight-year contract to lease back the assets from the related party. The remaining useful lives of leased machinery and equipment were approximately 8-10 years. Pursuant to the terms of the contract, the Company is required to pay to the related party quarterly lease payments over eight years and is entitled to obtain the ownership of these machinery and equipments at a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a profit of approximately RMB679 (US$112), which is being deferred and amortized in the consolidated statements of comprehensive loss over the remaining useful lives of the leased assets.

As of December 31, 2012 and 2013, the gross amount of the equipment and related depreciation recorded under capital lease were as follows:

	Year ended December 31,
	2012	2013
	RMB	RMB	US$

Equipment	196,301	422,502	69,792
Less: accumulated depreciation	(13,595)	(36,041)	(5,954)
Net Value	182,706	386,461	63,838

As of December 31, 2013, future minimum payments required under non-cancellable sale-leaseback are:

	RMB	US$
Year ended December 31,
2014	73,138	12,081
2015	70,492	11,644
2016	62,310	10,293
2017	44,479	7,347
2018	43,227	7,141
Thereafter	156,480	25,849
Total minimum lease payments	450,126	74,355
Less: Amount representing interest	118,909	19,642
Present value of net minimum lease payments	331,217	54,713
Current portion	49,127	8,115
Non-current portion	282,090	46,598

(16)                Accrual for Loss on Inventory Purchase Commitments

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

During the year ended December 31, 2013, the Company continued to negotiate and execute amendments for current purchases on a monthly or quarterly basis with two of the vendors and obtained price concessions that allowed the Company to purchase polysilicon at renegotiated prices that were in line with the market price and significantly lower than the stated contract prices under the long-term fixed price supply contracts with these vendors.  In addition, the Company continued to negotiate with these two vendors for an overall amendment to each long-term fixed price supply contract with such vendors to eliminate fixed price arrangements.  In October 2013, the Company entered into agreements with one of the two vendors to amend the contract and include a price adjustment mechanism that allows the Company and the vendor to renegotiate purchase price on a quarterly basis within a specified price range set forth in the amendments based on market price.  The Company has not reached similar agreement with the other vendor, but continued to renegotiate prices on a quarterly or monthly basis to purchase at close to market prices. The Company failed, however, to purchase from the vendor the stated quantities for a total of six months in 2012 and 2013 under the long-term fixed price supply contracts as the Company’s management determined after taking into consideration all relevant factors that it would be in the Company’s best interest not to accept those deliveries when they were due.  As a result, the vendor claimed that it had forfeited certain advance payments made by the Company.  Notwithstanding the Company’s failure to accept deliveries for six months and the vendor’s claim as described above, the Company and the vendor continued their monthly or quarterly negotiations and the Company has accepted deliveries from the vendor after its failure to accept deliveries in those six months.

With respect to the third vendor, the Company did not made any purchase from it under the long-term fixed price supply contract, which is effective from 2013 to 2020, due to the anti-dumping duty and anti-subsidy investigation against Solar-Grade Polysilicon launched by the Ministry of Commerce of the People’s Republic of China.  The Company has received invoices on its take-or-pay obligation for failing to take the shipments in 2013 and is currently in discussion with this vendor to seek an acceptable solution to both parties on the performance of the long-term supply contract.

In connection with the preparation of the Company’s 2013 consolidated financial statements for the year ended December 31, 2013, management reassessed the loss contingency under the long-term fixed price polysilicon contracts taking into account the developments described above and recognized an additional provision of RMB480,182 (US$79,320) on the firm purchase commitments under the long-term fixed price polysilicon contracts as of December 31, 2013.  The provision was determined by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory, using management’s best estimates of future purchase prices over the remaining terms of the contracts and applying such estimated purchase prices in the lower of cost or market evaluation.  In estimating the renegotiated purchase prices, the Company considered the pertinent terms of each of the long-term supply contracts, the history and progress of renegotiation with the relevant vendors and the actual price concessions granted, the polysilicon market development based on available industry research data and the likelihood of achieving different levels of renegotiated prices for future periods.  In addition to the estimated renegotiated purchase price, certain other key assumptions were used in measuring the loss accrual, which included but were not limited to (i) the estimated net realizable value of the PV modules manufactured from the polysilicon expected to be purchased under the long-term supply contracts; and (2) the normal profit margin of the PV modules for purposes of estimating the replacement cost or market price under the lower of cost or market evaluation. The Company also considered the quantities that were required to be purchased and amounts due on take or pay arrangements, as well as the history and progress of renegotiation with the relevant vendors and the actual concessions granted in developing the amount of the estimated loss contingencies.

As of December 31, 2013, total accrual for loss on inventory purchase commitments were RMB 1,331,877 (US$220,010), of which RMB 87,134 (US$14,393), has been recorded as a reduction “prepayment to suppliers” in relation to the failure to purchase the stated quantities for a total of six months in 2012 and 2013 under the long-term fixed price supply contracts with one vendor as described above, RMB 144,082 (US$23,801) has been recorded in “other current liabilities and accrued expenses” based on the stated delivery schedules through the end of 2014 under the supply contracts and the remaining balance of RMB 1,100,661 (US$181,816) has been recorded in “other liabilities”.

(17)                Income Taxes

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

Subject to reapplication or renewal, Tianwei Yingli, Yingli China and Yingli Hainan’s HNTE status will enable them to continue to enjoy the preferential income tax rate.  Management believes that these subsidiaries meet all the criteria for the reapplication of HNTE status.

•                                In 2013, Yingli Tianjin, Yingli Lixian and Yingli Hengshui were recognized by the Chinese government as HNTE under the new EIT law and its relevant regulations, which entitled them to the preferential income tax rate of 15% from 2013 to 2015.

Other countries

The followings are the major tax jurisdictions where the Company’s non-PRC subsidiaries are subject to income taxes:

•                Yingli Green Energy Europe GmbH (“Yingli Europe”) and Yingli Green Energy South East Europe GmbH (formerly known as Yingli Green Energy Greece Sales GmbH) (“Yingli South East Europe”), are located in Germany and subject to a corporation income tax rate of 15% plus a solidarity surcharge of 5.5% on corporation income taxes.  In addition, Yingli Europe and Yingli South East Europe are subject to a trade income tax rate of 17.15% and 12.775%, respectively.  The aggregate statutory income tax rate in Yingli Europe and Yingli South East Europe are 32.975% and 28.6%, respectively.

•                Yingli Green Energy Americas, INC (“Yingli U.S.”), is located in New York city of the United States of America and is subject to a federal corporation tax rate of 34% and a state corporation tax rate of 6.6%, resulting in an aggregate income tax rate of 38.4%.

The components of profit/(loss) before income taxes for the years ended December 31, 2011, 2012 and 2013 are as follows:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Cayman Islands	(255,912)	(197,133)	(220,079)	(36,354)
PRC	(3,122,969)	(2,935,315)	(1,868,948)	(308,728)
U.S.	17,024	(46,550)	56,678	9,363
Other foreign countries	(37,333)	(218,631)	8,476	1,400
Total loss before income taxes	(3,399,190)	(3,397,629)	(2,023,873)	(334,319)

Income tax expense (benefit) in the consolidated statements of comprehensive loss consists of the following:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Current tax expense:
PRC	135,848	285	49,655	8,202
U.S.	7,380	4,503	77	13
Other foreign countries	38,855	9,622	11,909	1,967
Total current income tax expense	182,083	14,410	61,641	10,182
Deferred income tax benefit:
PRC	(322,506)	(219,143)	(19,679)	(3,251)
Other foreign countries	7,010	(1,009)	(10,937)	(1,806)
Sub-total	(315,496)	(220,152)	(30,616)	(5,057)
Total income tax expense (benefit)	(133,413)	(205,742)	31,025	5,125

The actual income tax expense (benefit) reported on the consolidated statements of comprehensive loss differs from the amounts computed by applying the PRC statutory income tax rate of 25% in 2011, 2012 and 2013 to loss before income taxes as a result of the following:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Computed expected tax expense (benefit)	(849,798)	(849,407)	(505,970)	(83,580)
PRC tax rate differential, preferential rate	22,119	215,678	138,736	22,918
Tax rate differential for non-PRC entities	95,814	109,157	57,459	9,492
Tax rate change	(4,124)	124,965	12,866	2,125
Tax holiday	(61,357)	—	(15,915)	(2,629)
Research and development tax credit	(56,391)	(37,839)	(21,028)	(3,474)
Non-deductible expenses:
Impairment of goodwill	68,346	—	—	—
Staff welfare in excess of allowable limits	2,672	7,386	1,630	269
Share based compensation	18,483	8,876	3,972	656
Entertainment expenses	1,335	2,092	1,951	322
Change in valuation allowance	627,295	194,715	352,978	58,308
German dividend withholding tax	10,400	9,529	2,016	333
Others	(8,207)	9,106	2,330	385
Actual income tax expense (benefit)	(133,413)	(205,742)	31,025	5,125

Without the tax holiday the Company’s net loss attributable to Yingli Green Energy would have increased by RMB52,951, nil and RMB15,030 (US$ 2,483) for the years ended December 31, 2011, 2012 and 2013.  Basic and diluted loss per share for the years ended December 31, 2011, 2012 and 2013 would have increased by RMB0.34, nil and RMB0.10 (US$ 0.02).

The income tax recoverable was RMB 151,373 and RMB 25,140 (US$ 4,153) as of December 31, 2012 and 2013, which were included in prepaid expenses and other current assets in the consolidated balance sheets, respectively.

The principal components of the deferred income tax assets and deferred income tax liabilities are as follows:

	Year ended December 31,
	2012	2013
	RMB	RMB	US$
Gross deferred income tax assets:

Accounts receivable and prepayments to suppliers	61,853	59,631	9,850
Inventories	23,727	7,035	1,162
Employee benefits	6,969	10,018	1,655
Accrued warranty	85,277	105,842	17,484
Property, plant and equipment	588,342	617,045	101,928
Change in fair value of derivative instruments	1,535	552	91
Net operating loss carryforwards	620,210	876,685	144,818
Investment loss	3,139	3,178	525
Provision for inventory purchase commitment	111,272	199,782	33,002
Total gross deferred income tax assets	1,502,324	1,879,768	310,515
Valuation allowance	(822,010)	(1,174,988)	(194,094)
Net deferred income tax assets	680,314	704,780	116,421

Gross deferred income tax liabilities:

Property, plant and equipment	(23,751)	(19,296)	(3,188)
Intangible assets	(9,354)	(8,804)	(1,454)
Withholding income tax	(6,001)	(4,856)	(802)
Total gross deferred income tax liabilities	(39,106)	(32,956)	(5,444)

Net deferred income tax assets	641,208	671,824	110,977

	Year ended December 31,
	2012	2013
	RMB	RMB	US$

Current deferred income tax assets, included in prepaid expenses and other current assets	114,002	114,357	18,890
Non-current deferred income tax assets, included in other assets	548,085	576,628	95,252
Current deferred income tax liabilities, included in other current liabilities and accrued expenses	(6,001)	(4,856)	(802)
Non-current deferred income tax liabilities, included in other liabilities	(14,878)	(14,305)	(2,363)
Net deferred income tax assets	641,208	671,824	110,977

Tax loss carryforwards of the Company’s PRC subsidiaries amounted to RMB 4,907,733 (US$ 810,700) as of December 31, 2013, of which RMB 25,464, RMB 55,486, RMB 479,002, RMB 2,732,222 and RMB 1,615,559 will expire if unused by December 31, 2014, 2015, 2016, 2017 and 2018, respectively.

The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Balance at the beginning of the year	—	627,295	822,010	135,786
Additions of valuation allowance	627,295	244,809	474,397	78,365
Reduction of valuation allowance	—	(50,094)	(121,419)	(20,057)
Balance at the end of the year	627,295	822,010	1,174,988	194,094

In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.  Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryforward periods), projected future taxable income, and tax planning strategies in making this assessment.

As of December 31, 2013, the Company recognized net deferred income tax assets of RMB671,824 (US$110,977), among which RMB280,059 (US$46,262) primarily relate to the tax benefits of (i) RMB538,670 (US$88,982) in gross tax loss carryforwards, which expire in varying amounts between 2016 and 2018; (ii)RMB199,781 (US$33,001) in provision for inventory purchase commitment, which expire in varying amounts upon the settlement of the contingency on the long term purchase commitment provision with the major polysilicon suppliers between 2014 and 2020.  The realization of these tax benefits is dependent on the generation of sufficient taxable income prior to expiration of the tax loss carryforwards and at the time the provision for inventory purchase commitment is tax deductible. Management believes it is more likely than not that the Company will realize the benefits of deferred income tax assets, net of the existing valuation allowances as of December 31, 2012 and 2013.  The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The new EIT law and its relevant regulations impose a withholding income tax at 10%, unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008 and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax.  As of December 31, 2013, the Company has not recognized a deferred income tax liability of RMB125,007 (US$20,650) for the undistributed earnings of RMB1,250,067(US$206,496) generated by the PRC subsidiaries as of December 31, 2013 as the Company plans to indefinitely reinvest these earnings in the PRC.

The German tax law and its relevant regulations impose a withholding income tax at 26.375% for dividends distributed by a Germany-resident enterprise to its immediate holding company outside Germany.

For each of the years ended December 31, 2011, 2012 and 2013, the Company did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded.  In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent.  The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100 (US$ 17).  In the case of transfer pricing issues, the statute of limitation is ten years.  There is no statute of limitation in the case of tax evasion.  The tax returns of the Company’s PRC subsidiaries for the tax years 2008 to 2013 are open to examination by the relevant tax authorities.

(18)                Share-Based Compensation

On December 28, 2006, the Company adopted the 2006 Stock Incentive Plan (the “Plan”).  The Plan provides for both the granting of stock options and other stock-based awards such as restricted shares to key employees, directors and consultants of the Company. The Plan was subsequently amended by the Company’s board of directors and shareholders to increase the number of ordinary shares that the Company is authorized to issue. The amendment did not change any other provisions of 2006 Stock Incentive Plan. As of December 31, 2013, the Company is authorized to issue under the 2006 Stock Incentive Plan 12,745,438 shares. Among these shares, up to 2,715,243 shares may be issued for the purposes of granting awards of unvested shares and up to 10,030,195 shares may be issued for the purpose of granting stock option.

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

A summary of the non-vested restricted share activity for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Number of Non- vested Shares	Grant date Weighted Average Fair Value

Outstanding as of December 31, 2010	1,031,528	US$5.00
Granted	20,000	US$5.95
Vested	(525,764)	US$5.02
Forfeited	(2,448)	US$4.96
Outstanding as of December 31, 2011	523,316	US$5.02
Vested	(523,316)	US$5.02
Outstanding as of December 31, 2012 and 2013	—	—

The total fair value of the non-vested shares vested for the years ended December 31, 2011, 2012 and 2013 is US$2,639, US$2,627 and US$ nil, respectively.

The amount of compensation cost recognized for non-vested shares for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Cost of revenues	1,047	50	—	—
Selling expenses	612	29	—	—
General and administrative expenses	14,606	787	—	—
Research and development expenses	192	9	—	—
Total compensation cost recognized for restricted shares	16,457	875	—	—

Stock options

A summary of stock options activity for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Number of Stock options	Weighted Average exercise price		Weighted Average remaining contractual term	Aggregate intrinsic Value

Outstanding as of December 31, 2010	4,812,887	US$	10.58
Granted	4,030,306	5.19
Exercised	(25,250)	(3.66)			US$	4
Forfeited or cancelled	(2,993,837)	(14.95)
Outstanding as of December 31, 2011	5,824,106	US$	4.63
Granted	—	—
Exercised	—	—
Forfeited or cancelled	(474,164)	5.46
Outstanding as of December 31, 2012	5,349,942	US$	4.55
Granted	—	—
Exercised	(178,750)	(3.65)			US$	638
Forfeited or cancelled	(1,625)	(8.31)
Outstanding as of December 31, 2013	5,169,567	US$	4.58	5.21 years	US$	8,218
Vested and expected to vest as of December 31, 2013	5,169,567	US$	4.58	5.21 years	US$	8,218
Exercisable as of December 31, 2013	3,980,812	US$	3.33	5.13 years	US$	7,200

The weighted average option fair value of US$2.47 per share or an aggregate of US$9,938 on the date of grant during the year ended December 31, 2011 was determined based on the Black-Scholes option pricing model, using the following weighted average assumptions. There was no option granted during the years ended December 31, 2012 and 2013.

Year ended December 31, 2011

Expected volatility	94%
Expected dividends yield	0%
Expected term	6.07 years
Risk-free interest rate (per annum)	1.74%
Estimated fair value of underlying ordinary shares (per share)	US$6.72

The Company’s calculation of expected volatility was based on the historical volatility of the Company’s stock price.

The total fair value of the stock options vested for the years ended December 31, 2011, 2012 and 2013 is US$2,586, US$3,017 and US$2,589 (RMB 15,673), respectively.

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

The Company accounts for stock options in accordance with ASC Topic 718, by recognizing compensation cost based on the grant-date fair value over the period during which an employee is required to provide service in exchange for the award.  No income tax benefit was recognized in the consolidated statements of comprehensive loss for these share options as such compensation expenses are not deductible for PRC tax purposes.  The amount of compensation cost recognized for stock options for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Cost of revenues	5,128	5,417	3,314	547
Selling expenses	9,212	4,551	2,582	427
General and administrative expenses	39,104	20,179	6,949	1,148
Research and development expenses	3,957	4,481	3,040	502
Total compensation cost recognized for stock options	57,401	34,628	15,885	2,624

As of December 31, 2013, US$ 2,558 (RMB 15,485) of unrecognized compensation expense related to stock options is expected to be recognized over a weighted average period of approximately 0.80 years.

(19)                Loss per share

Basic and diluted loss per share

Basic and diluted loss per share has been calculated in accordance with ASC Topic 260, Earnings per Share, for the years ended December 31, 2011, 2012 and 2013 as follows:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Numerator:
Net loss attributable to Yingli Green Energy	(3,208,911)	(3,064,412)	(1,944,425)	(321,195)
Denominator:
Weighted average ordinary shares outstanding	156,805,040	156,425,307	156,619,791	156,619,791
Basic and diluted loss per share	(20.46)	(19.59)	(12.41)	(2.05)

The following table summarizes potential common shares outstanding excluded from the calculation of diluted loss per share for the years ended December 31, 2011, 2012 and 2013, because their effect is anti-dilutive:

	Year ended December 31,
	2011	2012	2013

Shares issuable pursuant to convertible senior notes	27,650	26,441	—
Shares issuable pursuant to senior secured convertible notes	3,339,525	176,460	—
Shares issuable under stock options and restricted shares	6,347,422	5,349,942	5,169,567
Shares issuable upon exercise of ADM warrants	1,540,773	—	—

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

(20)                Related-Party Transactions

For the years presented, in addition to the transactions described in note (8), note (9) and note (15), the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Sales of products to related parties (note (a))	343,226	452,268	896,881	148,154
Purchase of raw materials and services from related parties (note (b))	1,322,363	1,144,343	1,187,857	196,220

	December 31,
	2012	2013
	RMB	RMB	US$

Accounts receivable from related parties (note (a))	284,515	448,830	74,141
Prepayments for materials to related party suppliers (note (b))	183,269	157,362	25,994
Other amounts due from related parties (note (c))	226,794	45,759	7,560
Total due from related parties	694,578	651,951	107,695

Long-term portion of amounts due from related party (note (d))	—	32,000	5,286

Prepayments for construction of property, plant and equipment to related party suppliers (note (e))	21,249	26,458	4,371
Total other due from related parties	21,249	26,458	4,371

Amounts due to related parties (note (b))	(353,558)	(457,838)	(75,629)
Total due to related parties	(353,558)	(457,838)	(75,629)

Notes:

(a)                      The Company sold PV modules of RMB 9,439, RMB 10,454 and RMB 9,961 (US$1,645) to its affiliate, Tibetan Yingli, for the years ended December 31, 2011, 2012 and 2013.  The Company sold products of RMB 96,386, RMB 128,621 and RMB 601,652 (US$99,386) to the subsidiaries of Yingli Group for the years ended December 31, 2011, 2012 and 2013, respectively. These subsidiaries of Yingli Group are controlled by Mr. Liansheng Miao, the Company’s chairman and CEO. The Company sold PV modules of RMB 5,844, RMB 198,805 and RMB97,772 (US$16,151) to an entity whose equity shareholder is a noncontrolling interest holder of the Company’s foreign subsidiary for the years ended December 31, 2011, 2012 and 2013, respectively. The Company sold PV modules of RMB 231,557, RMB 114,388, RMB187,496 (US$30,972) to an affiliate which the Company holds 20% of its equity interest for the years ended December 31, 2011 , 2012 and 2013.

(b)                       The Company purchased raw materials of RMB 1,090,362, RMB 854,822 and RMB978,826 (US$161,691) from the subsidiaries and an affiliate of Yingli Group for the years ended December 31, 2011, 2012 and 2013, respectively. The company purchased services of RMB 62,798, RMB 288,793 and RMB 191,371 (US$31,612) from the subsidiaries of Yingli Group and the Company’s affiliate for the years ended December 31, 2011, 2012 and 2013, respectively. The Company imported the polysilicon of RMB 169,203 RMB 728 and RMB12 (US$2) from an entity whose equity shareholder is a noncontrolling interest holder of the Company’s foreign subsidiary for the years ended December 31, 2011, 2012 and 2013, respectively. The Company purchased raw materials of RMB17,648 (US$2,915) from the entities whose equity shareholder is a noncontrolling interest holder of the Company’s subsidiary for the year ended December 31, 2013.

(c)                        Other amounts due from related parties mainly represent the entrusted loan and advances to Yingli Group and its subsidiaries.  In 2011, Tianwei Yingli made a one-year entrusted loan of RMB 100,000 at an interest rate of 7.22% per annum to a subsidiary of Yingli Group.  The entrusted loan was extended for another one year before due in 2012, and was collected in full by Tianwei Yingli in December 2013. Hainan Yingli made one-year entrusted loans of RMB 50,000 and RMB 25,000 (US$4,130) in 2012 and 2013, to a subsidiary of Yingli Group at an interest rate of 5.4% and 6.0% per annum, respectively, and collected RMB 65,000 (US$10,737) in 2013 for the above mentioned loans, respectively.

The remaining part of other receivables mainly include: 1) the amount Hainan Yingli paid on behalf of a subsidiary of Yingli Group for the purchase of land use right in the amount of RMB5,700 and RMB5,300 (US$ 875) in 2012 and 2013, respectively; 2) the amount Hainan Yingli paid on behalf of Hainan Tianneng, an equity investee of the Company, for the construction of building in the amount of RMB5,000 (US$ 826) in 2013; and 3) the amount Hainan Yingli paid on behalf of a subsidiary of Yingli Group, for the construction of building in the amount of RMB 2,830 (US$ 467) in 2013.

(d)                       In 2012, Yingli Lixian entered into a financial lease with a subsidiary of Yingli Group, and paid RMB 4,490 and RMB 7,510 (US$1,241) deposits during the years ended December 31, 2012 and 2013, respectively, for guarantee of the transaction.  In 2012, Cyber Power entered into a financial lease with a subsidiary of Yingli Group, and paid RMB 10,000 (US$1,652) deposits for guarantee of the transaction.  In August 2013, Yingli China entered into a sales-lease back transaction with a subsidiary of Yingli Group and paid RMB 10,000 (US$1,652) deposits for guarantee of the lease.  These deposits will be returned when the transactions were completed, and are recorded in due from related parties as of December 31, 2012, and are reclassified to long-term portion of amounts due from a related party as of December 31, 2013.

(e)                        The balance as of December 31, 2012 and 2013 mainly represents the prepayments to subsidiaries of Yingli Group for the construction of plants, which is included in property, plant and equipment in the consolidated balance sheets.

(21)                Commitments and Contingencies

As of December 31, 2013, commitments outstanding for the purchase of property, plant and equipment approximated RMB 1,723,809 (US$284,753).

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

A portion of the Company’s multi-year supply agreements are structured as “take or pay” arrangements which allow the supplier to invoice the Company for the full purchase price of polysilicon the Company is obliged to purchase each year at predetermined prices, whether or not the Company actually ordered the required volume, purchase obligations under “take or pay” arrangements are as follows:

Year ending December 31,	RMB	US$
2014	2,907,305	480,253
2015	2,747,669	453,883
2016	2,614,709	431,919
2017	2,553,336	421,781
2018	2,792,683	461,318
Thereafter	2,591,183	428,033
Total	16,206,885	2,677,187

The purchase prices under the multi-year supply agreements are subject to adjustments, taking into consideration the spot market price, the cost to produce the polysilicon, among other things.  The Company purchased polysilicon in the amount of RMB 735,646 and RMB 415,075 (US$68,566) under the “take or pay” arrangements during 2012 and 2013, respectively.

Besides the “take or pay” arrangements, future minimum obligations under other polysilicon supply agreements amounted to RMB 8,287,869 (US$ 1,369,058) as of December 31, 2013.  The Company purchased polysilicon in the amount of RMB 397,241 and RMB 732,626 (US$121,021) under the multi-year supply agreements during 2012 and 2013, respectively.

In October 2012, the Company received notice of an antitrust and unfair competition lawsuit filed by Solyndra, LLC (a U.S.-based solar company) against the Company and two other China-based photovoltaic panel manufacturers in the U.S. District Court of the Northern District of California. The Company filed its joint motion to dismiss all of Solyndra’s claims with the co-defendants in March 2013.  On April 9, 2014, the Company received an order denying defendants’ joint motion to dismiss Solyndra’s claims. A case management conference has been set for April 23, 2014, at which the court will likely set a schedule for the remainder of the Solyndra litigation. While it is premature at this stage of the litigations to evaluate the likelihood of favorable or unfavorable outcomes, the Company believes that Solyndra’s claims lack merits and would defend itself vigorously against those allegations.  In accordance with ASC Topic 450, no accrual of loss contingency was accrued as of December 31, 2013 since it is not probable that a liability has been incurred and the amount of loss cannot be reasonably estimated.

From July 2009 through March 2013, the Company signed a series of agreements and amendments with suppliers to provide recovery service of exhausted slurry for the Company.  According to the series of agreements and amendments with the supplier, the Company guaranteed a minimum annual supply volume of exhausted slurry.  The Company didn’t provide adequate supply volume of exhausted slurry in 2012 due to some quality issue noted on the supplier’s services.  In May 2013, the supplier informed the Company that it would like to cease the recovery service and claimed compensation.  The Company has not received any notices from any arbitration tribunal or courts.  While it is premature at this stage to evaluate the final outcome, the Company believes that the supplier’s claims lack merits.  In accordance with ASC Topic 450, no accrual of loss contingency was accrued as of December 31, 2013 since it is not probable that a liability has been incurred and the amount of loss cannot be reasonably estimated.

In October 2013, the Company received notice of an antitrust filed by Energy Conversion Devices Liquidation Trust (“ECD”), through its liquidating trustee, against the Company and two other China-based photovoltaic panel manufacturers. in the U.S. District Court of the Eastern District of Michigan.  ECD alleges a wide-ranging conspiracy among the Company and other two Chinese photovoltaic panel manufacturers, their suppliers, banks and the Chinese government to destroy ECD and the U.S. solar industry by flooding the market with cheap photovoltaic panels.  The Company believes, after consultation with the legal counsel, that these allegations are without merit. The Company intends to defend vigorously against those allegations. In accordance with ASC Topic 450, no accrual of loss contingency was accrued as of December 31, 2013 since it is not probable that a liability has been incurred and the amount of loss cannot be reasonably estimated.

(22)                Goodwill and Other Intangible Assets

(a)                       Goodwill

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

(b)                   Intangible assets

As of December 31, 2012 and 2013, the Company’s intangible assets consisted of the followings:

	December 31, 2012
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Impairment	Intangibles, net
	Years	RMB	RMB	RMB	RMB	US$

Trademark	Indefinite	57,672	—	—	57,672	9,257
Technical know-how	5.7	209,084	(207,534)	—	1,550	249
Customer relationship	5.8	66,671	(63,081)	—	3,590	576
Order backlog	1.3	23,274	(23,274)	—	—	—
Short-term supplier agreements	0.5	4,303	(4,303)	—	—	—
Long-term supplier agreements	9	137,820	(6,643)	(131,177)	—	—
Total		498,824	(304,835)	(131,177)	62,812	10,082

	December 31, 2013
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Impairment	Intangibles, net
	Years	RMB	RMB	RMB	RMB	US$

Trademark	Indefinite	57,672	—	—	57,672	9,527
Technical know-how	5.7	209,084	(207,820)	—	1,264	208
Customer relationship	5.8	66,671	(66,671)	—	—	—
Order backlog	1.3	23,274	(23,274)	—	—	—
Short-term supplier agreements	0.5	4,303	(4,303)	—	—	—
Long-term supplier agreements	9	137,820	(6,643)	(131,177)	—	—
Total		498,824	(308,711)	(131,177)	58,936	9,735

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

The aggregated amortization expense for intangible assets for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$

Selling expenses
Customer relationship	11,585	11,367	3,590	593
General and administrative expenses
Technical know-how	38,523	36,207	286	47
Total amortization expense	50,108	47,574	3,876	640

As of December 31, 2013, the estimated amortization expense for the next five years is as follows:

December 31, 2013
RMB
2014	265
2015	265
2016	265
2017	265
2018	204

(23)                Acquisition

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

The results of Baoding Zhongtai’s operations are included in the consolidated financial statements from the date of acquisition on April 8, 2011.

(24)                Geographic Revenue Information

The following summarizes the Company’s revenue from the following geographic areas (based on the location of the customer):

	Year ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Europe:
- Germany	6,595,109	4,765,312	2,439,058	402,904
- Spain	511,757	381,910	131,414	21,708
- France	352,107	75,898	156,557	25,861
- Italy	700,646	389,218	95,013	15,695
- Belgium	70,236	56,653	93,149	15,387
- Holland	222,413	502,843	227,163	37,525
- Czech	9,899	9,529	1,134	187
- Greece	210,487	477,138	325,619	53,788
- England	227,122	117,381	403,014	66,573
- Others	169,516	89,960	164,973	27,252
Subtotal- Europe	9,069,292	6,865,842	4,037,094	666,880
PRC (excluding HK SAR, Macau and Taiwan)	3,261,886	2,653,341	4,546,482	751,025
HK SAR	—	7,674	756	125
United States of America	2,137,219	1,600,695	2,906,262	480,080
Japan	51,236	81,911	972,604	160,663
South Korea	13,036	16,775	—	—
Other countries	145,296	165,690	954,895	157,738
Total net revenues	14,677,965	11,391,928	13,418,093	2,216,511

(25)                Parent Only Financial Information

The following presents condensed parent company financial information of Yingli Green Energy.

Condensed Balance Sheets

(Amounts in thousands)

	December 31, 2012	December 31, 2013
	RMB	RMB	US$
ASSETS

Current assets:
Cash	4,706	4,504	744
Amounts due from related parties	2,292,439	2,126,459	351,266
Prepaid expenses and other current assets	179,946	183,723	30,348
Total current assets	2,477,091	2,314,686	382,358
Investments and loans to subsidiaries	2,486,455	810,971	133,963
Total assets	4,963,546	3,125,657	516,321

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	328,593	212,038	35,026
Amounts due to related parties	2,195,188	2,283,184	377,155
Other current liabilities and accrued expenses	69,899	122,415	20,221
Total current liabilities	2,593,680	2,617,637	432,402
Total liabilities	2,593,680	2,617,637	432,402

Shareholders’ equity:
Ordinary shares —
Par value: US$0.01
Authorized shares: 1,000,000,000
Issued shares: 162,311,728 and 162,490,478 as of December 31, 2012 and 2013, respectively
Outstanding shares: 156,585,020 and 156,763,770 as of December 31, 2012 and 2013, respectively	12,241	12,252	2,024
Additional paid-in capital	6,654,082	6,684,145	1,104,143

Treasury stock: 5,726,708 and 5,726,708 as of December 31, 2012 and 2013, respectively, at cost	(127,331)	(127,331)	(21,034)
Accumulated other comprehensive income	237,384	289,889	47,886
Accumulated deficit	(4,406,510)	(6,350,935)	(1,049,100)
Total shareholders’ equity	2,369,866	508,020	83,919

Commitments and contingencies	—	—	—

Total liabilities and shareholders’ equity	4,963,546	3,125,657	516,321

Condensed Statements of Comprehensive Loss

(Amounts in thousands)

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Selling expenses	128,075	131,577	191,343	31,608
General and administrative expenses	68,282	40,068	18,187	3,004
Research and development expenses	4,147	9,120	3,041	502
Total operating expenses	200,504	180,765	212,571	35,114
Equity in losses of subsidiaries	(2,952,999)	(2,867,279)	(1,724,346)	(284,842)
Interest expense	(76,176)	(14,967)	(4,244)	(701)
Interest income	193	35	4	1
Foreign currency exchange gain (losses)	5,297	(1,436)	(3,511)	(580)
Other income	15,278	—	243	41
Loss before income taxes	(3,208,911)	(3,064,412)	(1,944,425)	(321,195)
Income tax expense	—	—	—	—
Net loss	(3,208,911)	(3,064,412)	(1,944,425)	(321,195)
Foreign currency exchange translation adjustment, net of nil tax	79,247	96,872	53,575	8,850
Cash flow hedging derivatives, net of nil tax	569	1,513	(1,070)	(177)
Comprehensive loss	(3,129,095)	(2,966,027)	(1,891,920)	(312,522)

Condensed Statements of Cash Flows

(Amounts in thousands)

	Year Ended December 31,
	2011	2012	2013
	RMB	RMB	RMB	US$
Operating activities:
Net cash used in operating activities	(143,769)	(125,541)	(148,292)	(24,496)

Investing activities:
Investment in subsidiaries	(725,010)	(294,285)	(114,256)	(18,874)
Repayment of amounts due from subsidiaries	580,404	710,998	368,232	60,828
Net cash provided by (used in) investing activities	(144,606)	416,713	253,976	41,954
Cash flows from financing activities
Proceeds from short-term borrowings	578,435	109,191	—	—
Repayment of short-term borrowings	—	(558,165)	(109,891)	(18,153)
Proceeds from exercise of options	601	—	4,005	662
Payment for the repurchase of the convertible senior notes	—	(7,552)	—	—
Payment for share repurchase	(123,838)	(3,493)	—	—
Net cash provided by (used in) financing activities	455,198	(460,019)	(105,886)	(17,491)
Net increase (decrease) in cash	166,823	(168,847)	(202)	(33)
Cash at beginning of year	6,730	173,553	4,706	777
Cash at end of year	173,553	4,706	4,504	744
Non-cash investing and financing transactions:
Conversion of senior secured convertible notes to ordinary shares	—	130,127	—	—