Form 20-F
period 2014-12-31
YINGLI GREEN ENERGY HOLDING CO LTD
filed 2015-05-15
CIK 1394029

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

181,763,770 Ordinary Shares

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

The following selected consolidated statement of comprehensive income (loss) data and other consolidated financial data for the years ended December 31, 2012, 2013 and 2014 and the following selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of comprehensive income (loss) data for the years ended December 31, 2010 and 2011 and the following selected balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements not included in this annual report.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

	Yingli Green Energy
	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	(In thousands, except share, ADS, per share and per ADS data)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Comprehensive Income (Loss) Data
Net revenues	12,499,987	14,667,965	11,391,928	13,418,093	12,927,377	2,083,515
Gross profit (loss)	4,152,785	2,449,679	(368,801)	1,458,854	2,238,245	360,740
Impairment of goodwill	—	(273,382)	—	—	—	—
Impairment of long-lived assets	—	(2,275,024)	(200,497)	—	—	—
Provision for inventory purchase commitments	—	(851,694)	—	(480,182)	—	—
Income (loss) from operations	2,780,598	(2,695,068)	(2,523,316)	(1,118,382)	(215,194)	(34,682)
Interest expense	(438,011)	(626,737)	(897,124)	(971,597)	(1,015,871)	(163,729)
Foreign currency exchange losses	(338,216)	(190,475)	(78,599)	(32,230)	(243,386)	(39,227)
Income tax benefit (expense)	(333,466)	133,413	205,742	(31,025)	(89,723)	(14,461)
Loss (earnings) attributable to the noncontrolling interests	(311,257)	56,866	127,475	110,473	101,526	16,363
Net income (loss) attributable to Yingli Green Energy(1)	1,386,776	(3,208,911)	(3,064,412)	(1,944,425)	(1,299,809)	(209,491)
Basic earnings (loss) per ordinary share and per ADS(1)	9.15	(20.46)	(19.59)	(12.41)	(7.49)	(1.21)
Diluted earnings (loss) per ordinary share and per ADS(1)	8.86	(20.46)	(19.59)	(12.41)	(7.49)	(1.21)
Weighted average ordinary shares and ADSs outstanding
Basic	151,542,518	156,805,040	156,425,307	156,619,791	173,613,085	173,613,085
Diluted	156,558,197	156,805,040	156,425,307	156,619,791	173,613,085	173,613,085

	Yingli Green Energy
	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	(In percentages)
Other Consolidated Financial Data
Gross profit (loss) margin(2)	33.2%	16.7%	(3.2)%	10.9%	17.3%
Operating profit (loss) margin(2)	22.2%	(18.4)%	(22.2)%	(8.3)%	(1.7)%
Net profit (loss) margin(2)	11.1%	(21.9)%	(26.9)%	(14.5)%	(10.1)%

	As of December 31,
	2010	2011	2012	2013	2014
	(In thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data
Cash and cash equivalents	5,856,132	4,181,038	2,084,865	1,105,478	1,069,054	172,300
Accounts receivable, net	1,909,319	2,130,377	3,634,151	4,223,730	4,069,027	655,808
Inventories	2,524,956	2,670,919	2,523,550	2,164,902	2,099,082	338,311
Prepayments to suppliers	573,937	386,939	239,912	640,597	926,165	149,271
Total current assets	12,907,061	12,738,295	11,112,874	11,356,528	11,324,297	1,825,147
Long-term prepayments to suppliers	504,326	1,322,714	1,280,131	884,562	721,651	116,309
Property, plants and equipment, net	9,933,956	12,389,184	13,218,200	13,128,479	12,110,794	1,951,906
Total assets	24,188,494	27,483,413	27,153,586	27,449,544	27,108,450	4,369,090
Short-term borrowings, including current portion of medium-term notes and long-term debt (3)	5,857,878	8,225,076	7,526,015	6,715,877	10,112,055	1,629,767
Convertible senior notes	—	9,218	—	—	—	—
Total current liabilities	9,782,978	12,949,612	12,940,969	14,302,552	18,076,726	2,913,439
Senior secured convertible notes	83,213	—	—	—	—	—
Long-term debt, excluding current portion	2,496,482	3,451,899	4,076,456	4,108,283	2,858,153	460,651
Reserve for inventory purchase commitments	—	771,102	851,694	1,100,661	1,231,701	198,514
Total liabilities	13,914,878	20,429,752	22,936,815	25,322,479	25,806,769	4,159,296
Shareholders’ equity: ordinary shares	11,881	12,011	12,241	12,252	13,791	2,223
Noncontrolling interests	1,922,744	1,892,464	1,846,905	1,619,045	1,519,045	244,826
Total shareholders’ equity	10,273,616	7,053,661	4,216,771	2,127,065	1,301,681	209,794

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
Consolidated Operating Data
PV modules shipment (in megawatts)(4)	1,061.6	1,603.8	2,297.1	3,234.3	3,361.3

(1)                 Commencing from 2007, Tianwei Yingli has enjoyed certain exemptions from income tax. Commencing from 2011, Hainan Yingli New Energy Resources Co., Ltd., or Yingli Hainan, has enjoyed certain exemptions from income tax.

The decrease (increase) in net income (loss) attributable to Yingli Green Energy and decrease (increase) in basic and diluted earnings (loss) per share without the tax holidays for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 are as follows:

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	RMB	RMB	RMB	RMB	RMB	US$

Net income (loss) attributable to Yingli Green Energy	94,632	(52,951)	—	(15,030)	(1,055)	(169)
Basic earnings (loss) per share	0.62	(0.34)	—	(0.10)	(0.01)	(0.002)
Diluted earnings (loss) per share	0.59	(0.34)	—	(0.10)	(0.01)	(0.002)

(2)  Gross profit (loss) margin, operating profit (loss) margin and net profit (loss) margin represent gross profit (loss), income (loss) from operations and net income (loss) attributable to Yingli Green Energy, respectively, divided by net revenues.

(3)  Includes loans guaranteed or entrusted by related parties, which amounted to RMB1,647.2 million, RMB3,197.8 million, RMB3,448.5 million, RMB 3,602.9 million and RMB 4,671.5 million (US$752.9 million), as of December 31, 2010, 2011, 2012, 2013 and 2014, respectively.

(4)  PV modules shipment for a given period represents the total PV modules, as measured in megawatts, delivered during such period, including shipments for PV systems used for our own downstream power plants in China.

Exchange Rate Information

Translations of Renminbi into U.S. dollars in this annual report are based on the noon buying rate in The City of New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.2046 to US$1.00, the noon buying rate in effect as of December 31, 2014. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On May 8, 2015, the noon buying rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board was RMB6.2084 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated.

	Noon Buying Rate(1)
Period	Period End	Average(2)	High	Low
	(RMB per US$1.00)

2010	6.6000	6.7671	6.6000	6.8330
2011	6.2939	6.4630	6.2939	6.6364
2012	6.2301	6.3093	6.2221	6.3879
2013	6.0537	6.1478	6.0537	6.2438
2014	6.2046	6.1620	6.0402	6.2591
October	6.1124	6.1251	6.1107	6.1385
November	6.1429	6.1249	6.1117	6.1429
December	6.2046	6.1886	6.1490	6.2256
2015
January	6.2495	6.2181	6.1870	6.2535
February	6.2695	6.2518	6.2399	6.2695
March	6.1990	6.2405	6.1955	6.2741
April	6.2018	6.2010	6.1927	6.2185
May (through May 8, 2015)	6.2084	6.2052	6.2001	6.2085

(1)         Source: H.10 weekly statistical release of the Federal Reserve Board.

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

Demand for our products substantially depends on general economic conditions in our target markets. The economies of many countries around the world, including those in our target markets, experienced a period of slow economic growth and adverse credit market conditions as a result of the global financial crisis in 2008 and 2009 and the subsequent sovereign debt crisis in Europe. As PV system projects generally require significant upfront capital expenditures, our customers historically have relied on financing for the purchase of our products. As a result of weakened macroeconomic conditions and in particular adverse credit market conditions, our customers experienced difficulty in obtaining financing on attractive terms or at all. As a result, growth rate of demand for PV modules has declined significantly since the fourth quarter of 2008. Although credit market conditions have improved since the second quarter of 2009, which contributed to an increase in demand for our products, demand for our products slowed again in the first and fourth quarters of 2011, the third quarter of 2012, the first quarter of 2013, and the first quarter of 2014. This slowed demand was primarily caused by seasonal factors, including challenging weather conditions and holidays, as well as the adjustments to subsidies and economic incentives for PV installations as part of government austerity measures in many countries. In addition, overall supply of PV modules has increased due to production capacity expansion by PV module manufacturers worldwide in recent years which, together with slower growth in demand for PV modules and increasingly severe market competition, resulted in lower prices for PV modules beginning in the fourth quarter of 2008. The decrease in the average selling price of our PV modules caused our gross profit margin to decrease significantly from 16.7% for 2011 to negative 3.2% for 2012. While we have achieved cost savings through vertical integration, economies of scale and technological improvements and achieved grosss profit of 10.9% for 2013 and 17.3% for 2014, we continued to incur operating and net losses in 2013 and 2014. There can be no assurance that the demand for our products will increase or remain at the current level or such demand will not decline again in the near future, or our cost saving efforts will improve our profitability or prevent our profit margin from declining further. While the average selling price of our PV modules has stabilized since the second quarter of 2013, there can be no assurance that we will not experience decreases in the average selling price of our PV modules in the future or further declines in demand for our products, which may materially and adversely affect our financial condition and results of operations.

We require a significant amount of cash to fund our operations as well as meet future capital requirements. If we cannot obtain additional capital when we need it, our growth prospects and future profitability may be materially and adversely affected.

We require a significant amount of cash to fund our operations. We also will require cash to meet future capital requirements, which are difficult to predict. Our ability to obtain additional financing in the future is subject to various uncertainties, including (i) our future financial condition, results of operations and cash flows; (ii) general market conditions for financing activities by manufacturers of PV and related products; and (iii) economic, political and other conditions in China and elsewhere.

As a result of weakened macroeconomic conditions including adverse credit market conditions and our weakened financial position in recent years, we have experienced and may continue to experience increased difficulty in obtaining financing on acceptable terms or at all. We cannot assure you that financing will be available in amounts or on terms that are acceptable to us, or at all. If we are unable to obtain sufficient financing in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may be materially and adversely affected. Furthermore, the sale of additional equity or equity-linked securities would result in further dilution to our shareholders. The incurrence of indebtedness has resulted and may continue to result in increased fixed obligations, and has led and could continue to lead to the imposition of financial or other restrictive covenants that would restrict our operations.

Our substantial indebtedness could adversely affect our business, financial condition and results of operations, as well as our ability to meet our payment obligations under our debt instruments and further grow our business.

We have relied primarily on borrowings from commercial banks in China to fund a significant portion of our capital expenditures and working capital needs, and we expect to continue doing so in the future. We have a significant amount of debt and debt service requirements. As of December 31, 2014, we had RMB 10,112.1 million (US$1,629.8 million) in outstanding short-term borrowings (including the current portion of medium-term notes and long-term debt), RMB1,713.3 million (US$276.1million) in outstanding medium-term notes (excluding RMB 2.34 billion that have or will become due in 2015) and RMB2,858.2 million (US$460.7 million) in outstanding long-term debt (excluding the current portion). This level of debt could have significant consequences on our future operations, including:

•                      making it more difficult for us to meet our payment and other obligations in respect of our outstanding debt;

•                      resulting in an event of default if we fail to comply with any of the financial and other restrictive covenants specified by our debt agreements, which could result in cross-defaults in other debt obligations which would lead to such other debt becoming immediately due and payable;

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

Our ability to meet our payment and other obligations under our debt instruments (including RMB 2.34 billion of medium-term notes that have or will become due in 2015) depends on our ability to generate significant cash flow in the future. This, to some extent, is subject to general economic, financial, competitive, legislative and regulatory factors as well as other factors that are beyond our control. We cannot assure you that our business will generate adequate cash flow from operations to support our operations and service our debt obligations, or that future debt or equity will be available to us under our existing or any future credit facilities or otherwise, in an amount sufficient to enable us to meet our payment obligations under our outstanding debt while continuing to fund our other liquidity needs. If we are not able to generate sufficient cash flow to service our debt obligations, we may need to refinance or restructure our debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. If we are unable to implement one or more of these alternatives, we may not be able to meet our payment and other obligations under our outstanding debt.

We have significant short-term borrowings outstanding, and we may not be able to renew our short-term borrowings when they mature.

As of December 31, 2012, 2013 and 2014, our outstanding short-term borrowings (including the current portion of medium-term notes and long-term debt) were RMB7,526.0 million, RMB 6,715.9 million, and RMB 10,112.1 million (US$1,629.8 million), respectively, and bore weighted average interest rates of 5.9%, 5.8% and 6.2% per annum, respectively. Generally, these loans contain no specific renewal terms, although traditionally we have negotiated renewing certain of these loans shortly before they were to mature. However, we cannot assure you that we will be able to renew similar loans in the future as they mature. If we are unable to renew any future loans or obtain sufficient funding from alternative sources and on reasonable terms, we will have to repay these borrowings with cash generated by our future operations, if any. We cannot assure you that our business will generate sufficient cash flow from operations to repay our future borrowings.

A significant portion of our borrowings are arranged and guaranteed by our related parties. The deterioration of the guarantors’ financial condition may materially and adversely affect our ability to maintain current borrowings or obtain additional borrowings when needed.

As of December 31, 2012, 2013 and 2014, 45.8%, 53.6% and 46.2%, respectively, of our outstanding short-term borrowings (including the current portion of medium-term notes and long-term debt), and 13.5%, 20.7% and 8.7%, respectively, of our outstanding long-term borrowings (excluding the current portion of long-term debt) were arranged or guaranteed by our related parties, including Yingli Group, a PRC company controlled by Mr. Liansheng Miao, and its affiliates. If the financial condition of these related-party guarantors deteriorates for any reason, the lenders of our borrowings may require us to provide additional guaranty or collateral to secure our performance under the existing loan agreements, which may not be immediately available on reasonable terms and conditions or at all. If we fail to provide such additional guaranty or collateral, the banks may declare us to be in breach of contract and would be entitled to accelerate the maturity of the affected borrowings. In addition, any change in these related-party guarantors’ final position or their willingness to provide further guarantees may materially and adversely affect our ability to obtain additional borrowings in the future, which in turn may materially and adversely affect our cash resources and liquidity.

The high cost or inaccessibility of financing for solar energy projects has adversely affected and may continue to adversely affect demand for our products and materially reduce our revenue and profits.

If financing for solar energy projects continues to become more costly or inaccessible, the growth of the market for solar energy applications may be materially and adversely affected, which could adversely affect demand for our products and materially reduce our revenue and profits. The demand for our products, as reflected by the average selling price of our PV modules, has decreased significantly since the fourth quarter of 2008, due partly to tightened credit for financing PV system projects as the result of the global financial crisis in 2008 and 2009 and the subsequent sovereign debt crisis in Europe. In addition, rising interest rates could render existing financings more expensive, as well as hinder potential financings that otherwise would spur the growth of the PV industry. Furthermore, some countries, government agencies and the private sector have, from time to time, provided subsidies or financing on preferred terms for rural electrification programs. Some of our products are used in “off-grid” solar energy applications, where solar energy is provided to end users independent of an electricity transmission grid. We believe that the availability of financing could have a significant effect on sales of off-grid solar energy applications, particularly in developing countries where users otherwise may not have sufficient resources or credit to acquire PV systems. If these existing financing programs are reduced or eliminated, or if financing for solar energy projects continues to be in short supply or become more expensive, demand for our products would be materially and adversely affected and our revenue and profits could decline as a result.

A significant reduction in or discontinuation of government subsidies and economic incentives may have a material and adverse effect on our results of operations.

Demand for our products substantially depends on government incentives aimed at promoting greater use of solar power. In many countries where we are currently active or intend to become active, PV markets generally — and the market for “on-grid” PV systems in particular — would not be viable commercially without government incentives. This is because the costs of generating electricity from solar power currently exceed the costs of generating electricity from conventional or non-solar sources of renewable energy.

The scope of government incentives for solar power depends largely on political and policy developments in a given country related to environmental, economic or other concerns, which could lead to a significant reduction in or a discontinuation of the support for renewable energy sources in such country. For example, subsidies have been reduced or eliminated in some countries such as Germany, Italy and Spain. In June 2012, the German government passed the PV amendment to its renewable energy law (EEG) 2012, which changed the 52 gigawatts capacity threshold, reduced the available PV rate, revised the volume-based degression schedule, and limited the amount of electricity that PV generators can export to the grid. On July 5, 2013, the Italian government discontinued feed-in tariff payments, and feed-in tariffs for new solar PV projects have not been available since July 2013. In August 2013, the National Development and Reform Commission, or NDRC, of China adjusted feed-in tariffs for utility scale PV projects from the nationwide benchmark price of RMB1.00 per kWh to three regional variations of RMB0.90 per kWh, RMB0.95 per kWh and RMB1.00 per kWh, based on solar resources and construction costs in the relevant regions. The new feed-in tariff policy will apply to all PV plants approved after September 1, 2013, and those approved before that date but not commissioned until on or after January 1, 2014. In addition, in certain countries, including countries to which we export PV products, government financial support of PV products has been, and may continue to be, challenged as being unconstitutional or otherwise unlawful. A significant reduction in the scope or discontinuation of government incentive programs, especially in our target markets, would have a material and adverse effect on the demand for our PV modules as well as our results of operations.

We face risks associated with the marketing and sale of our PV products internationally, and if we are unable to effectively manage these risks, our ability to expand our business abroad will be limited.

In 2012, 2013 and 2014, 76.7%, 66.1% and 64.8%, respectively, of our total net revenues derived from our sales to customers outside of China, including customers in Japan, the United States, the United Kingdom, Germany, India, France, South Africa, Algeria, Brazil, Turkey, Israel and Honduras, etc. We intend to grow further our business activities in China’s domestic market and various international markets, in particular those in Japan, the United States and selected countries in South America, Southeast Asia, Africa and the Middle East, where we believe the PV market is likely to grow significantly in the near term. The marketing and sale of our PV products to international markets expose us to a number of risks, including, but not limited, to:

•                      fluctuations in foreign currency exchange rates;

•                      increased costs associated with maintaining the ability to understand local markets and follow their trends, as well as develop and maintain effective marketing and distributing presences across various countries;

•                      the availability of advance payments made by our customers;

•                      difficulty in providing customer service and support in these markets;

•                      difficulty in staffing and managing overseas operations;

•                      failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•                      difficulty and costs relating to compliance with different commercial and legal requirements of overseas markets;

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

Our business in foreign markets requires us to respond timely and effectively to rapid changes in market conditions in relevant countries. Our overall success as a global business depends, in part, on our ability to succeed under different legal, regulatory, economic, social and political conditions. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business. To the extent that we conduct business in foreign countries by means of participations or joint ventures, there are additional risks. See “— We may undertake acquisitions, investments, joint ventures or other strategic alliances, which may have a material adverse effect on our ability to manage our business, and such undertakings may be unsuccessful.” A change in one or more of the factors described above may have a material and adverse effect on our business, prospects, financial condition and results of operations.

We are subject to risks relating to adverse trade policies imposed against exports from China in certain important markets for our products.

Although our sales to markets in Europe have declined due to continuous reductions in incentives in the European market and the disturbance of trade measures initiated by the European Commission against Chinese solar companies, we still export a substantial amount of our products to Europe. In 2014, our sales to Europe accounted for 19% of our total revenue.

On September 5 and November 8, 2012, respectively, the European Commission initiated anti-dumping and anti-subsidy investigations into crystalline silicon photovoltaic, or CSPV, wafers, cells, and modules from China. On June 4, 2013, the European Commission issued its provisional anti-dumping determination and on August 2, 2013, the European Commission accepted an undertaking, or the Undertaking, made by a group of Chinese PV products exporters (including us) jointly with the China Chamber of Commerce for Import and Export of Machinery and Electronic Products, or CCCME. Pursuant to the Undertaking, certain Chinese exporters would limit their exports of solar panels to the EU to a certain quota and set prices above a minimum price, in exchange for the EU agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. CCCME was responsible for allocating the quota among these exporters, and we were allocated a portion of the quota. On December 5, 2013, the Council of the European Union adopted the final findings of the European Commission and imposed anti-dumping and anti-subsidy duties on CSPV modules and key components (i.e. cells) originating in or consigned from the PRC. Wafers were excluded from the scope of products subject to these final findings. The anti-dumping duty rates ranged from 27.3% to 64.9%, while the anti-subsidy duty rates ranged from 0% to 11.5%. The anti-dumping duty and anti-subsidy duty rates applicable to us are 35.5% and 6.3%, respectively. The definitive duties are being imposed for a two-year period starting from December 6, 2013. At the same time, the Council of the European Union also confirmed the European Commission’s acceptance of the Undertaking. While we were exempted from paying any anti-dumping and anti-subsidy duties to the EU starting from August 6, 2013, increased sale prices and reduced consumption in the European market under the Undertaking may bring significant uncertainties to our business in the European market. For example, increased price for our modules sold in EU has made returns for some ground-mounted solar projects of our customers less attractive and demand in large-utility projects have declined in Europe compared with the period before the effectiveness of the Undertaking. We also face competitions from modules manufactured in third countries at a lower price than ours. In addition, if we breach or withdraw from the Undertaking, or the European Commission withdraws its acceptance of the Undertaking, the anti-dumping and anti-subsidy duties previously applicable to us would automatically apply to us at the prior rates. Thus, there can be no assurance that our entry into and performance of the Undertaking will entirely protect our business in Europe and results of operations from and against any and all potential material and adverse effects of anti-dumping and anti-subsidy duties.

We also export a substantial amount of our products to the United States. On November 7, 2012, the U.S. International Trade Commission, or the ITC, determined that CSPV modules produced from Chinese cells were materially injuring the U.S. CSPV cells and modules industry. On October 10, 2012, the U.S. Department of Commerce, or the DOC, had issued its final determinations on rates of anti-dumping, or AD, and countervailing duties, or CVD, to be applied to CSPV cells and modules imported from China. As a result of these final determinations, we, as a voluntary respondent, became subject to an average aggregated AD/CVD rate of 29.18%. However, this average aggregated AD/CVD rate is subject to change due to the administrative review process initiated by the DOC in early 2014. We were a mandatory respondent in the first administrative review on the AD investigation and had obtained a much lower preliminary AD rate than in the original investigations. We expect that the final determinations with respect to this review will be made in May, 2015.

On January 23, 2014, the DOC initiated a parallel AD investigation into CSPV products from Mainland China and Taiwan and a CVD investigation into CSPV products from Mainland China. The products concerned were CSPV cells, modules, laminates and/or panels consisting of CSPV cells, whether or not partially or fully assembled into other products, including building integrated materials. Subject merchandise also included modules, laminates and/or panels assembled in Mainland China and Taiwan consisting of CSPV cells that were completed or partially manufactured within a customs territory other than Mainland China and Taiwan, using ingots, wafers that were manufactured in Mainland China and Taiwan, or cells where the manufacturing process began in Mainland China and Taiwan and was completed in other countries. On December 23, 2014, the DOC published its confirmative final determination in respect of these investigations by imposing punitive AD tariffs ranging from 26.71% to 165.04% and CVD tariffs ranging from 27.64% to 49.21%.

As a separate rate company in these investigations, the AD and CVD tariffs applicable to the Company are 52.31% and 38.43%, respectively. On February 10, 2015, the ITC issued its final injury determinations by confirming injury inflicted upon the US CSPV module industry by Chinese CSPV module manufacturers. As a result of the respective determinations of the DOC and the ITC, Chinese modules integrating cells from third countries will be subject to the new AD and CVD tariffs when exported to the US. Although our US sales of modules incorporating third country cells are very limited, the DOC’s and ITC’s determinations may materially and adversely affect our flexibility and our business in the US market.

In December 2014, the US DOC published its formal notice for the second administrative review and we were selected mandatory respondent in both the AD and CVD reviews. We will continue to defend ourselves vigorously in these administrative reviews.

On November 23, 2012, the Department of Commerce of the Government of India initiated its anti-dumping investigations concerning into imports of photovoltaic products originating in or exported from Malaysia, China, Taiwan and the United States. Both crystalline silicon and thin-film products are were under investigation. Relevant investigatory authorities in India issued recommended tariffs ranging from 0.11 USD/watt to 0.81 USD/watt. However, since these recommendations were not supported by India’s ministry of finance, the punitive tariffs were not levied against Chinese modules exported into the Indian market.

On May 14, 2014, the Antidumping Commission of Australian Customs and Border Protection Services, or the Anti-dumping Commission, initiated an anti-dumping investigation into certain PV modules or panels exported to Australia from China. Subject merchandise includes certain crystalline silicon PV modules or panels, whether exported assembled or unassembled, and whether or not they have an inverter capable of producing any power. On April 6, 2015, the Anti-dumping Commission determined that the injury caused by Chinese solar-panels exports to the Australian industry is negligible. Although this finding is preliminary and subject to change upon evaluation of submissions by interested parties, the Anti-dumping Commission will terminate this investigation if no meaningful submissions are made by interested parties.

There can be no assurance that any governmental or international trade body in the future will not institute trade policies or remedies that are adverse to exports from China. Any significant changes in international trade policies, practices or trade remedies, especially those instituted in our target markets or markets where our major customers are located, could potentially increase the price of our products relative to our competitors or decrease our customers’ demand for our products, which in turn may materially and adversely affect our business prospects and results of operations.

Our polysilicon costs may be higher than those of other market players due to our long-term commitment to purchase polysilicon at fixed prices, and we have failed to perform certain of our obligations under these long-term polysilicon supply contracts according to their original terms.

In response to the industry-wide shortage of polysilicon in recent years until the third quarter of 2008, we had entered into short-, medium- and long-term supply contracts with fixed or adjustable prices guided by set formulas to secure our supply of polysilicon. Since the fourth quarter of 2008, the price of polysilicon has decreased significantly as a result of increased industry-wide polysilicon manufacturing capacity and downward price pressure exerted by decreasing average selling prices of PV modules. To address this significant decrease in polysilicon prices, we have renegotiated, and are still negotiating, with our polysilicon suppliers to reduce purchase prices for a substantial amount of polysilicon supplied under certain of our polysilicon supply contracts. In 2013, we achieved significant progress in these negotiations, and purchase prices under certain of our long-term polysilicon supply contracts were close to the market price of polysilicon. In 2011, we recognized a total non-cash provision of RMB851.7 million on our inventory purchase commitments under long-term polysilicon supply contracts as a result of lower polysilicon prices. We did not recognize such a provision in 2012. In 2013, we recognized an additional provision of RMB 480.2 million on our inventory purchase commitments under long-term polysilicon supply contracts as a result of our reassessment of purchase commitments under those supply contracts based on then-current market prices of polysilicon and then-current status of our performance of, and negotiations with our suppliers under the contracts. Our management has been negotiating with our suppliers on adjusting the prices under these long-term contracts. Should the results of these ongoing negotiations differ from the assessment based on which we recognized such provisions in 2011 and 2013, these provisions would need to be adjusted accordingly to reflect such a new assessment. If the prices under our current contracts remain higher than prices for polysilicon available in the market, we may incur higher polysilicon costs relative to other competitors who purchase their polysilicon from the spot market.

We have not fully performed our long-term polysilicon supply contracts on their original terms due to continuously declining market prices of polysilicon. We have successfully renegotiated pricing terms with some of our long-term polysilicon suppliers. Although we received various requests from some of our other suppliers to perform such contracts in accordance with their original terms, and notices of breach of contract, as of the date of this annual report, some of these long-term polysilicon suppliers have agreed to supply us with polysilicon at prices comparable to spot market prices under tentative arrangements and on a monthly or quarterly basis. Others of these suppliers continue to have active discussions with us. Although we continue to negotiate with these suppliers on amending the original pricing and supply terms under these contracts, our negotiation efforts may not be successful and these suppliers may require us to perform our obligations pursuant to the contracts’ original terms and conditions. For example, some of these other suppliers have sent us invoices or demand letters for failing to perform certain obligations under these long-term supply contracts. We are in discussion with these suppliers to find an amicable solution to resolve the issues under the long-term supply contracts. In addition, certain suppliers may bring lawsuits against us for damages they may have suffered from our failure to perform these contracts. If we are required to perform these long-term supply contracts according to their original pricing terms, or are ordered to pay substantial amounts of damages to these suppliers, our business, financial condition and results of operations may be materially and adversely affected.

Our dependence on a limited number of suppliers for a substantial majority of our polysilicon could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in cancellations of orders, decreased revenue and loss of market share.

In 2012, 2013 and 2014, our five largest suppliers in the aggregate supplied approximately 86.6%, 83.4% and 80.3%, respectively, of our total polysilicon purchases. If we fail to develop or maintain our relationships with these or our other suppliers, we may not be able to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience cancellations of our orders, decreased revenue and loss of our market share. In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Some of our suppliers have a limited operating history and limited financial resources, and some contracts which we have entered into with these suppliers do not clearly provide for remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver to us, in a timely manner or at all, any materials that it is contractually obligated to deliver. Although we may resume the in-house production of polysilicon through cooperation with third parties in order to utilize the remaining equipment of Fine Silicon Co., Ltd., or Fine Silicon, we can not assure you that such cooperation will happen or be successful, or that such cooperation could result in any meaningful in-house production of polysilicon at costs comparable to or lower than prevailing market prices. See “—We may not be able to resume our in-house production of polysilicon as cost-effectively as we had expected, or at all” below. As a result, we expect to continue to rely on third-party polysilicon suppliers for a significant portion of our polysilicon needs. Accordingly, any disruption in their supplies of polysilicon to us may adversely affect our business, financial condition and results of operations.

Historically, due to a shortage of raw materials for producing PV modules, increased market demand for polysilicon raw materials, the failure by some polysilicon suppliers to achieve expected production volumes and certain other factors, a few of our polysilicon suppliers failed to perform fully their commitments to us under our polysilicon supply contracts, and consequently we did not receive from these suppliers a portion of the quantities of polysilicon raw materials that had been agreed upon in those contracts. While we were able to replace such expected deliveries of polysilicon through purchases from the spot market and new supply contracts, we cannot assure you that any future failure of our suppliers to deliver agreed quantities of polysilicon will be substantially replaced in a timely manner, or at all, or that the prices of such purchases or the terms of such contracts will be favorable to us.

Our failure to obtain polysilicon in sufficient quantities, of appropriate quality and in a timely manner, could disrupt our operations and reduce and limit the growth of our manufacturing output and revenue.

Polysilicon is the most important raw material used in the production of our PV products. To maintain competitive manufacturing operations, we depend on our suppliers’ timely deliveries of polysilicon in sufficient quantities and of appropriate quality. Until the third quarter of 2008, there had been an industry-wide shortage of polysilicon. As a result, historically we faced the prospects of a polysilicon shortage and late or failed delivery of polysilicon from suppliers. In the future we may experience actual shortages, or late or failed deliveries, of polysilicon for various reasons. Our failure to obtain the amounts and quality of polysilicon we need, on time and at affordable prices, could seriously hamper our ability to meet our contractual obligations to deliver PV products to our customers. Any failure by us to meet such obligations could have a material and adverse effect on our reputation, retention of customers, market share, business and results of operations, and may subject us to claims from our customers and cause other disputes. In addition, our failure to obtain sufficient amounts of polysilicon of the appropriate quality could result in underutilization of our existing and new production facilities, an increase in our marginal production costs, and may prevent us from implementing future capacity expansion plans, if any. Any of the above events could have a material and adverse effect on our business, financial condition and results of operations.

Volatility in polysilicon prices may materially and adversely affect our results of operations.

Until the third quarter of 2008, there had been an industry-wide shortage of polysilicon, primarily due to growing demand for PV products and limited supply of polysilicon, which resulted in increasing prices of polysilicon under both long-term supply contracts and on the spot market. From the fourth quarter of 2008 until the second quarter of 2009, as a result of increased industry-wide polysilicon manufacturing capacity and a decrease in demand for polysilicon due to the global financial crisis in 2008 and 2009, polysilicon prices decreased significantly. Although polysilicon prices rebounded between the third quarter of 2010 and the first quarter of 2011 due in part to stronger demand for PV products in certain markets, polysilicon prices again decreased significantly since the second quarter of 2011 as a result of increased polysilicon manufacturing capacity and downward price pressure exerted by lower average selling prices for PV modules. In 2012, polysilicon prices continued to decline and reached a record low of approximately US$14 per kilogram in November 2012. Since June 2013, polysilicon prices have begun to increase and increased steadily until the first half of 2014. From the second half of 2014, polysilicon prices have slightly decreased and the spot market price reached below US$20 per kilogram as of the date of this annual report.

In 2012, the Ministry of Commerce of the People’s Republic of China, or MOFCOM, initiated anti-dumping and anti-subsidy investigations into imports of solar-grade polysilicon originating from the United States, South Korea and the European Union. On January 20, 2014, MOFCOM issued its final determination to impose anti-dumping and anti-subsidy duties for five years on imports of solar-grade polysilicon originating from the United States and South Korea at aggregated rates ranging from 2.4% to 59.1%. On January 24, 2014, MOFCOM issued a preliminary ruling that imports of solar-grade polysilicon originating from the European Union had been subsidized at a rate of 10.7% and were sold at dumping price margins from 21.8% to 68.9%. On March 20, 2014, MOFCOM announced that it had accepted an undertaking proposal submitted by Wacker Chemie AG, an EU-based supplier of solar-grade polysilicon. According to Wacker, this undertaking agreement will be effective from May 1, 2014 until the end of April 2016. The undertaking agreement specifies that MOFCOM will refrain from applying anti-dumping and anti-subsidy duties on Wacker’s products in exchange for Wacker’s undertaking that it will not sell polysilicon produced at its European plants below a specific minimum price in China. Polysilicon is one of the major raw materials we need for the production of wafers, which also affects the production of PV cells and modules. A large portion of the polysilicon we use is sourced from countries that are subject to the investigations mentioned above. Therefore, any such anti-dumping or anti-subsidy duties (whether provisional or final) imposed by MOFCOM may increase our cost to produce solar modules. Due in part to China’s anti-dumping and anti-subsidy investigations into polysilicon manufacturers from the United States, the European Union and South Korea, together with an overall increase in demand, polysilicon prices have increased since June 2013. From the second half of 2014, polysilicon prices have slightly decreased and the spot market price reached below US$20 per kilogram as of the date of this annual report. There can be no assurance that polysilicon prices in the future will not increase significantly. To the extent that we are not able to pass on any increased costs to our customers, we may be placed at a competitive disadvantage relative to our competitors, and our business, cash flows, financial condition and results of operations may be materially and adversely affected.

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

We currently expect that our results of operations will, for the foreseeable future, continue to depend on sales of our PV modules to a relatively small number of customers until we become successful in significantly expanding our customer base or diversifying our product offerings. In 2012, 2013 and 2014, sales to our five largest customers accounted for approximately 26.0%, 15.2% and 13.9% of our net revenues respectively. We cannot assure you that we will continue to generate significant revenues from these customers or that we will be able to maintain these customer relationships. In addition, our business and continued sales depend on the ability of our major customers to compete effectively and sell their products in the market. Any decline in our customers’ businesses could reduce their purchases of our products. The loss of any sales in respect of these customers also could have a material and adverse effect on our business, prospects and results of operations.

In addition, a significant portion of our outstanding accounts receivable derive from sales to a limited number of customers. As of December 31, 2012, 2013 and 2014, our five largest accounts receivable balances outstanding (net of provisions) accounted for approximately 24.2%, 20.1% and 27.2%, respectively, of our total outstanding accounts receivable. We are exposed to the credit risks of these customers, some of which are new customers with whom we have not historically had extensive business dealings. Any failure by these customers to meet their payment obligations to us would materially and adversely affect our financial position, liquidity and results of operations.

We face intense competition in the PV modules and PV system markets. Our PV products compete with different types of solar power systems, as well as with other sources of renewable energy in the alternative energy market. We cannot guarantee that we will continue to compete effectively in the markets in which we operate. Our failure to adapt to changing market conditions and to compete successfully with existing or future competitors would have a material and adverse effect on our business, prospects and results of operations.

The PV market is intensely competitive and rapidly evolving. The number of PV product manufacturers has rapidly increased due to growth in actual and forecasted demand for PV products and relatively low barriers to entry. If we fail to attract and retain customers in our target markets for our current and future core products, namely PV modules and PV systems, we will not be able to increase our revenues and market share.

We compete with both local and international producers of solar products, including the solar energy divisions of large conglomerates such as Sharp Corporation, PV module manufacturers such as SunPower Corporation, thin film solar module manufacturers such as First Solar, Inc. and integrated PV product manufacturers such as SolarWorld AG, Renewable Energy Corporation and Trina Solar Limited. Unlike other companies based overseas, the Company is located in China, where PV remains a policy-driven market. The introduction, modification or phasing-out of national support schemes will heavily impact the development of the PV market and related industries, and also could significantly influence the Company’s operations. Furthermore, the entire PV industry also faces competition from providers of energy from conventional and non-solar renewable sources.

Many of our existing and potential competitors may have substantially greater financial, technical, manufacturing and other resources than we do. Some of our competitors also have better brand name recognition, more established distribution networks, larger bases of customers, or more in-depth knowledge of certain important and target markets. As a result, they may be able to devote greater resources to the research, development, promotion and sale of their products and respond more quickly than we can to evolving industry standards and changes in market conditions. Our failure to adapt to changing market conditions and to compete successfully with existing or future competitors would have a material and adverse effect on our business, prospects and results of operations.

We may not be able to establish a successful solar project development and operations business on a large scale and on a timely basis, or at all.

We started our solar project development and operations business in China in 2012 and plan on leveraging our experiences with PV system installation to build up rapidly our capacity to develop PV projects. We intend to sell the PV projects we develop after their completion and will continue to do so in the near future. If appropriate market conditions arise in the future, however, we will also consider operating the PV projects that we have developed.

In 2012, we started an initial solar project development and operations business on a small scale in China and plan on leveraging our experiences with PV system installation to build up rapidly our capacity to develop and operate PV projects. The solar project business involves a high degree of risk and uncertainty. We do not have a long track record of, or substantial prior experience with, solar project development and operations. Our expansion into this business area is faced with significant challenges.

Developing and operating solar projects requires significant upfront investments in land use rights and power grid connection rights, preliminary engineering, permitting, legal and other expenses before we can determine whether a project is feasible from an economic, technological or other perspective. There generally are many months or even years between the time when significant initial upfront investments are made in solar projects, and the time when those projects begin to generate revenue. Such delays between upfront investments and generating revenue may adversely affect our cash flow, our other businesses and our overall results of operations. In addition, we will need to rely on long-term financing, including equity and debt financing, to fund this solar projects business. We may not be able to obtain necessary financing in sufficient amounts, on favorable terms or in a timely manner, if at all.

Solar projects require certain conditions of sunlight and solar energy that can only be found in a limited number of geographic regions. We may not be able to identify suitable sites in a timely manner or at all. Even if we do identify suitable sites, our ability to obtain requisite land use rights in respect of a site is subject to growing competition from other solar power producers that may have better access to local government support, financial or other resources. If we are unable to identify suitable sites or obtain land use rights for such sites, our ability to develop new solar projects on a timely basis, if at all, will be significantly and adversely affected.

Solar projects often are awarded through competitive bidding processes. It is difficult to predict whether and when we will be awarded a new solar project. These bidding and selection processes generally are affected by a number of factors, including factors beyond our control, such as market conditions or government incentive programs. Any increase in competition during the bidding process could have a material and adverse effect on our ability to secure solar projects and to satisfy the financial terms and conditions of those projects.

In addition to risks and uncertainties generally applicable to all other project development and operation businesses, we face many risks and uncertainties specific to solar projects that relate to our abilities to, among other things, negotiate satisfactory engineering, procurement and construction agreements; obtain required land use rights and construction permits and approvals; obtain rights to connect the project to the power grid or to transmit the electricity which it generates; pay grid connection and other deposits, some of which are non-refundable; make arrangements to finance the purchase of electricity generated by our project; purchase and install appropriate equipment in a timely manner and on favorable terms; implement and complete the construction in a timely manner; handle potential challenges from project stakeholders, such as local residents, environmental organizations, and others who may not support the project; and address unforeseen engineering problems.

The development and operation of solar projects also may be adversely affected by many other factors outside of our control, such as inclement weather, acts of God, delays in regulatory approvals or in third parties’ delivery of equipment or other materials. Shortages of skilled labor also could significantly delay a project or otherwise increase our costs. Changes in project plans or defective execution of those plans may increase our costs and reduce our margins. The solar project business also may significantly divert our resources and the attention of our management, which may affect the performance of our other business segments.

If we fail to address the above risks and uncertainties, our ability to establish a large-scale solar project development and operation business in a timely manner will be harmed, and our financial condition, results of operations and growth prospects may be materially and adversely affected.

We have breached in the past, and we may again breach in the future, certain restrictive covenants of our loan agreements, which may result in lenders accelerating repayment of the affected loans and may trigger cross-default provisions of other loans and borrowings and, as a result, could adversely and materially affect our liquidity and our creditworthiness to borrow or obtain other bank loans in the future.

Our loan agreements with commercial banks in China generally contain restrictive covenants, some of which require us to maintain certain financial ratios, such as debt-to-asset ratios and coverage ratios. Other restrictive covenants in our loan agreements require us to obtain written consents from the commercial banks before we conclude certain transactions, such as providing guarantees to third parties or disposing of material assets. These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs in a timely manner and we may have to curtail some of our operations and growth plans to comply with these covenants. In addition, any global or regional economic deterioration, or adverse changes in the solar industry, may cause us to incur significant losses or force us to assume considerable liabilities, which would adversely impact our ability to comply with the covenants of our outstanding loans. Such breach may constitute an event of default, and if the relevant creditors do not grant us a waiver for any breach of a covenant, the breach may trigger an acceleration of the amounts due under the relevant loan agreements. Some of our loan agreements also contain cross-default provisions enabling creditors under such loan agreements to declare an event of default and/or accelerate repayment when there is an event of default under the terms of another debt instrument. If a covenant under another loan is breached, these cross-default provisions may be triggered if a waiver of the breach cannot be obtained in a timely manner.

We had been in breach of certain financial covenants, such as debt-to-asset ratios, under certain of our loan agreements with commercial banks in China, which would have triggered cross-default provisions under certain other relevant loan agreements. As of the date of this annual report, we have obtained written waivers from all of the relevant banks with respect to the loan agreements affected, waiving such past breaches and/or cross-defaults.

In addition, while we have been in compliance with the financial covenants under all of our other loan agreements, our continued compliance depends upon our future business, financial condition and results of operations. We may not be able to continue to comply with such financial covenants in the future. In the event of a future breach, we may not be able to cure the breach or to obtain a waiver on a timely basis or at all, which could result in an event of default. An event of default under any agreement governing our existing or future debt, if not cured by us or otherwise waived by our creditors, could result in an acceleration of the repayment of all or a portion of the outstanding loan amount. If we were required to repay all or a significant portion of the affected loans, we may not have sufficient financial resources to do so, which would materially and adversely affect our liquidity position. Moreover, it also is possible that our failure to comply with restrictive covenants in existing loan agreements may materially and adversely affect our ability to obtain additional loans from commercial banks in the future. The occurrence of any of these events could have a material and adverse effect on our financial condition and business prospects.

Existing regulations and policies governing the electric utility industry, as well as changes to these regulations and policies, may adversely affect demand for our products and materially reduce our revenue and profits.

The electric utility industry is subject to extensive regulation, and the market for PV products is heavily influenced by these regulations as well as the policies promulgated relating to electric utilities. These regulations and policies often affect electricity pricing and technical connections of end-user power generators to power grids. As the market for solar and other alternative, renewable energy sources continues to evolve, these regulations and policies are subject to change and may continue to be modified. Customer purchases of, or further investment in the research and development of, solar and other alternative energy sources may be significantly affected by these regulations and policies, which potentially could significantly reduce demand for our products and materially reduce our revenue and profits.

Moreover, we expect that our PV products and their installation will be subject to oversight and regulation in accordance with international, national and local ordinances relating to building codes, safety, environmental protection, utility power grid connections and metering and related matters in various countries and regions. We also have to comply with the requirements of individual localities, and design equipment to comply with different standards applicable in the various jurisdictions where we conduct our business. Any new government regulations or utility policies pertaining to our PV products may result in significant additional expenses to us, our distributors and our end users. Accordingly, such new regulations or policies could cause a significant reduction in demand for our PV products, as well as materially and adversely affect our financial condition and results of operations.

Advance payment arrangements between us and some of our polysilicon suppliers and many of our equipment suppliers expose us to the credit risks of such suppliers and may increase our costs and expenses, which could in turn have a material and adverse effect on our liquidity.

We made advance payments to some of our polysilicon suppliers under long-term supply contracts we signed with them. As of December 31, 2014, we had long-term prepayment balances for polysilicon totaling RMB721.7 million (US$116.3 million) under such long-term contracts. We currently are renegotiating with some of our polysilicon suppliers on the purchase price of a substantial amount of polysilicon to be supplied under certain of these long-term contracts. See “—Our polysilicon costs may be higher than those of other market players due to our long-term commitment to purchase polysilicon at fixed prices, and we have failed to perform certain of our obligations under these long-term polysilicon supply contracts according to their original terms” above. If we fail to reach agreements with such suppliers on the quantities and prices of polysilicon to be supplied under those contracts, the suppliers may hold the advance payment and issue claims for further damages. In addition, under existing contracts with many of our equipment suppliers, consistent with industry practice, we make advance payments to our suppliers prior to the scheduled dates on which certain equipment will be delivered. In many such cases, we make advance payments without receiving collateral for such payments. As a result, our claims in respect of such payments would rank as unsecured claims, which in turn would expose us to the credit risks of our suppliers in the event of their bankruptcy or insolvency. Under such circumstances, our claims against defaulting suppliers would rank below those of secured creditors, which would undermine our chances of recovering advance payments for which we did not receive any value. Accordingly, any of the above scenarios may have a material and adverse effect on our liquidity, financial condition and results of operations.

Our growth strategy requires substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment, dedicated attention of management, and recruiting and training new employees. Our failure to complete our future expansion plans or otherwise effectively manage our growth could have a material and adverse effect on the growth of our sales and earnings.

Our future success depends in part on our ability to expand our manufacturing capacity to meet market demand for our products promptly and in a cost-efficient manner. If we are not able to do so, we will not be able to attain the desired level of economies of scale in our operations or lower our marginal production costs to the level necessary to maintain effectively our pricing and other competitive advantages. In 2014, our total annual PV module shipment reached the equivalent of 3,361.3 megawatts. As of the date of this annual report, attributed to our efforts in continuous technological innovations at all levels of our operation and progressive equipment upgrades, we believe that our actual annual manufacturing capacity can reach a maximum of 3,000 megawatts for ingots and wafers, 3,200 megawatts for PV cells and 4,000 megawatts for PV modules. Our growth strategy has required and may continue to require substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment, dedicated attention of management and the recruitment and training of new employees. Our growth strategy therefore is subject to significant risks and uncertainties, including:

•                      we may need to continue to contribute significant additional capital to our subsidiaries through the issuance of equity or debt securities or by entering into new credit facilities or other arrangements in order to finance the costs of developing new manufacturing facilities, which may not be conducted on reasonable terms or at all, and which could be dilutive to our existing shareholders; such capital contributions, if contributed from outside the PRC, also require PRC regulatory approvals in order for such funds to be transferred to our subsidiaries within the PRC, which approvals may not be granted in a timely manner, or at all;

•                      we will be required to obtain governmental approvals, permits or documents of a similar nature with respect to any new expansion projects, but it is uncertain whether such approvals, permits or documents will be obtained in a timely manner, or at all;

•                      we may experience cost overruns, construction delays, equipment problems, including delays in deliveries of manufacturing equipment or deliveries of equipment that is damaged or does not meet our specifications, and other operating difficulties;

•                      we are using, and expect to continue to use, new equipment and technology to lower our unit capital and operating costs, but we cannot assure you that such efforts will be successful; and

•                      we may not have sufficient management resources to properly oversee future expansion of our manufacturing capacity.

Any of these or similar difficulties could adversely affect our ability to manage the growth of our operations. Any significant delays or constraints to our future plans to expand our manufacturing capacity, if any, could limit our ability to increase sales, reduce marginal manufacturing costs or otherwise improve our prospects and profitability. In addition, we may have over-capacity as a result of expanding our future manufacturing capacity if we do not sufficiently increase our sales.

We may undertake acquisitions, investments, joint ventures or other strategic alliances, which may have a material and adverse effect on our ability to manage our business, and such undertakings may be unsuccessful.

Our strategy includes plans to grow both organically and through acquisitions, participation in joint ventures, and other strategic alliances with suppliers or other companies in China and overseas along the PV industry value chain. Acquisitions, investments, joint ventures and other strategic alliances may expose us to new operational, regulatory, market and geographical risks as well as risks associated with additional capital requirements, including:

•                      our inability to integrate new businesses, operations, personnel, products, services and technologies;

•                      unforeseen or hidden liabilities, including exposure to administrative or legal proceedings associated with newly acquired companies;

•                      the diversion of resources from our existing businesses;

•                      disagreements with joint venture or strategic alliance partners;

•                      contravention of regulations governing cross-border investment;

•                      failure to comply with laws and regulations as well as industry or technical standards of the overseas markets into which we expand;

•                      our inability to generate revenues sufficient to offset the costs and expenses of acquisitions, strategic investments, joint venture formations or other strategic alliances;

•                      our inability to achieve the intended cost efficiency, level of profitability or other intended strategic goals for the acquisitions, strategic investments, joint ventures or other strategic alliances; and

•                      potential loss of, or harm to, employees or customer relationships.

Any of these events could disrupt our ability to manage our business, which in turn could have a material and adverse effect on our financial condition and results of operations. Such risks also could result in our failure to generate the intended benefits of the acquisitions, strategic investments, joint ventures or other strategic alliances and we may be unable to recover our investment in such initiatives.

We may not be able to resume our in-house production of polysilicon as cost-effectively as we had expected, or at all.

Fine Silicon, our wholly owned subsidiary for producing polysilicon, started trial production in late 2009 and was initially expected to reach its full production capacity of 3,000 tons of polysilicon per year. However, as market prices for polysilicon have decreased sharply in recent years, Fine Silicon’s designed production capacity was no longer cost-effective. Currently, Fine Silicon is not manufacturing any meaningful amount of polysilicon. We recorded a non-cash impairment of the long-lived assets of Fine Silicon in amounts of RMB2,275.0 million and RMB200.5 million for 2011 and 2012, respectively, which in the aggregate was equivalent to our writing-down the total value of Fine Silicon’s equipment. In April 2015, Fine Silicon also sold its land use rights to the land underlying its manufacturing facilities as well as the attachments thereon to a government entity in Baoding. Although we still may resume the in-house production of polysilicon through cooperation with third parties in order to utilize the remaining equipment of Fine Silicon, we can not assure you that such cooperation will happen or be successful, or that such cooperation could result in any meaningful in-house production of polysilicon at costs comparable to or lower than prevailing market prices. If we fail to do so, we will not be able to realize the expected positive effect on our results of operations, and the cost of our polysilicon supply will remain uncertain and vulnerable to market fluctuations.

Ingot production is energy intensive and if our energy costs rise or if our energy supplies are disrupted, our results of operations may be materially and adversely affected.

The ingot production process is highly dependent on a constant supply of electricity to maintain the optimal conditions for production. If these levels are not maintained, we may experience significant delays in the production of ingots. With the rapid development of the Chinese economy, demand for electricity has continued to increase. There have been shortages in electricity supply in various regions across China, especially during peak seasons such as summer. In the event that electricity and other energy supplies to our manufacturing facilities are disrupted, our business, results of operations and financial condition could be materially and adversely affected. In addition to shortages, we are vulnerable to potential interruptions in our energy supply due to equipment failure, weather events or other causes. There can be no assurance that we will not face power-related problems in the future. Even if we had access to reliable electricity sources, since our manufacturing processes consume substantial amounts of electricity, any significant increase in the price we pay for electricity could adversely affect our profitability. If electricity and other energy costs were to increase, our business, financial condition, results of operations or liquidity position could be materially and adversely affected.

If PV technology is not suitable for widespread adoption, or sufficient demand for PV products does not develop or takes longer to develop than we anticipated, our sales may not continue to increase or may even decline, and we may not be able to sustain profitability.

The PV market is in the relatively early stages of its development and the extent to which PV products will be widely adopted is uncertain. The PV industry also may be particularly susceptible to economic downturns. Market data for the PV industry are not as readily available as data in other more established industries, where trends can be assessed more reliably from data gathered over a longer period of time. If PV technology proves unsuitable for widespread adoption, or if demand for PV products fails to develop sufficiently, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. In addition, demand for PV products in our targeted markets, including China, may not develop or may develop to a lesser extent than we had anticipated. Many factors may affect the viability of widespread adoption of PV technology and demand for PV products, including (i) cost-effectiveness of PV products as compared with conventional and other non-solar energy sources and products; (ii) performance and reliability of PV products as compared with conventional and other non-solar energy sources and products; (iii) availability of government subsidies and incentives to support the development of the PV industry; (iv) success of other alternative energy generation technologies, such as fuel cells, wind power and biomass; (v) fluctuations in economic and market conditions that affect the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels; (vi) capital expenditures by end users of PV products, which tend to decrease when the economy slows down; and (vii) deregulation of the electric utility industry and broader energy industry.

Fluctuations in exchange rates in the past have adversely affected, and in the future may continue to adversely affect, our results of operations.

Currently most of our sales are denominated in U.S. dollars, Renminbi, Japanse Yen and Euros, while a substantial portion of our costs and expenses is denominated in Renminbi, Euros and U.S. dollars. In addition, we must constantly convert one currency into another in order to make payments. Therefore, fluctuations in currency exchange rates could have a significant effect on our results of operations due to mismatches among various foreign currency-denominated transactions, including sales of PV modules in overseas markets and purchases of silicon raw materials and equipment in China, and the gap in time between the signing of related contracts and receipts of cash and disbursements related to those contracts. In 2014, we recognized a net foreign currency exchange loss of RMB243.4 million (US$39.2 million) due primarily to the depreciation of the Euro against the Renminbi. We have entered into hedging and foreign currency forward arrangements to limit our exposure to foreign currency exchange risk. However, we will continue to be exposed to foreign currency exchange risk to the extent that our hedging and foreign currency forward arrangements do not cover all of our expected revenues denominated in foreign currencies. We cannot predict the effect of exchange rate fluctuations on our foreign currency exchange gains or losses in the future. We may continue to reduce the effect of such exposure through hedging or other similar arrangements. However, due to the limited availability of such hedging instruments in China, we cannot assure you that we always will find a hedging arrangement suitable for us, or that such derivatives will be effective in managing our foreign exchange risk, if at all.

In addition, the Renminbi is the functional currency for our PRC subsidiaries. Sales generated by our PRC subsidiaries which are denominated in foreign currencies need to be translated into Renminbi when they are recorded as our revenues. Therefore, any depreciation in the foreign currencies in which our sales are denominated, such as the Euro, Japanse Yen and the U.S. dollar, against the Renminbi will cause our reported revenues to appear lower than they otherwise would. In 2012, 2013 and 2014, the depreciation of the Euro and the U.S. dollar against the Renminbi adversely affected our total net revenues, as a majority of our PV module shipments were delivered under Euro and U.S. dollar-denominated contracts. Any further depreciation in foreign currencies in which our sales are denominated against the Renminbi will continue to materially and adversely affect our revenues and results of operations.

Our product development initiatives and other research and development efforts may fail to improve manufacturing efficiency or yield commercially viable new products.

We are making efforts to improve our manufacturing processes and to improve the quality of our PV products. We believe that the efficient use of polysilicon is essential to reducing our manufacturing costs. We have been exploring several measures to enhance the efficient use of polysilicon in our manufacturing processes, including reducing the thickness of silicon wafers. However, the use of thinner silicon wafers may have unforeseen negative consequences, such as increased breakage and reduced reliability and conversion efficiency of our PV cells and modules. As a result, reducing the thickness of silicon wafers may not lead to the cost reductions we expect to achieve, while at the same time it may reduce customer satisfaction with our products, which in turn could have a material and adverse effect on our customer relationships, reputation and results of operations.

We also are exploring ways to improve our PV module products. Additional research and development efforts will be needed before our products in development may be manufactured and sold at a commercially viable level. We cannot assure you that such efforts will improve the efficiency of manufacturing processes or yield new products that are commercially viable. In addition, any failure to realize the intended benefits of our product development initiatives could limit our ability to keep pace with rapid technological changes in the industry, which in turn would hurt our business and prospects. For example, in order to meet increasing demand for our products and further drive down costs through increased cell conversion efficiency and manufacturing on a larger scale, we started to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells, in June 2009. By the end of 2014, we achieved an average cell conversion efficiency rate of 19.8% on the PANDA commercial production lines and a record cell conversion efficiency rate of 21.2% on the PANDA trial line. However, as we are new to monocrystalline technology, we may not be able to overcome all of the technical challenges involved in the process of commercializing new technologies developed from Project PANDA. We also may not be able to maintain or further improve the cell conversion efficiency rate that we have already achieved. In addition, we have limited experience with customer demands in the monocrystalline PV market and may not be able to adapt to the conditions in this market. Established and more experienced competitors in the monocrystalline PV market may possess superior technology and have brand names that are better known than ours. If we fail to continue commercializing our monocrystalline PV technology successfully, or are unable to operate competitively in the monocrystalline market, we may not be able to recover the cost of our investments, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our operating results may fluctuate from period to period.

Our results of operations are subject to many factors beyond our control, which include, among others, changes in costs of raw materials, delays in equipment delivery, suppliers’ failure to perform their delivery obligations, cancellation or delay of customers’ orders, interruptions in supplies of utilities and other key production inputs, general economic conditions and changes in government policies or incentive schemes, and uncertainties relating to, or accounting changes caused by, any of these factors. Any one, or a combination, of these factors may cause our results of operations to fluctuate significantly from period to period or to deviate from the expectations of the investment community or our own projections. As a result, comparing our results of operations on a period-to-period basis may not be meaningful, and you should not rely on our past results or projections as an indication of our future performance.

There is substantial doubt as to our ability to continue as a going concern.

In the past we have relied primarily on borrowings from commercial banks to fund a significant portion of our capital expenditures and working capital needs, and we expect to continue doing so in the future. Substantial doubt exists as to our ability to continue as a going concern. We have also incurred significant net losses in recent years. For the years ended December 31, 2012, 2013 and 2014, our net loss was RMB 3.2 billion, RMB 2.1 billion, and RMB 1.4 billion (US$ 225.8 million), respectively. As of December 31, 2014, we had a total deficit attributable to the Company of RMB 217.4 million (US$35.0 million) and a deficit in working capital of RMB 6.7 billion (US$ 1.1 billion). As of December 31, 2014, we had cash, cash equivalents and restricted cash of RMB 2.4 billion (US$ 387.0 million) and short-term borrowings, including the current portion of medium-term notes described below and long-term debt, of RMB 10.1 billion (US$1.6 billion). See Item 5.B. “Liquidity and Capital Resources—Liquidity and Going Concern.” The medium-term notes were issued by our two major manufacturing subsidiaries, Yingli Energy (China) Co., Ltd. (“Yingli China”) and Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”). Yingli China had RMB denominated unsecured three-year medium-term notes of RMB 1.2 billion which matured on May 3, 2015, and had paid the principal and all interest thereon in full before their due date. Tianwei Yingli has RMB denominated unsecured five-year medium-term notes of RMB 1.0 billion in principal with RMB 60 million in interest becoming due and payable on October 13, 2015. Our substantial indebtedness and net loss may adversely affect our business, financial condition and results of operations, as well as our ability to meet our payment obligations.

Our ability to continue as a going concern is dependent upon our continued operations, which in turn is dependent upon our ability to meet our financial requirements, raise additional capital, and the success of our future operations, which in turn are subject to various risks discussed herein including, among others, risks relating to economic conditions in our target markets as well as the supply and prices of PV modules in the market, our ability to obtain additional capital or other funding to meet our payment obligations under our debt instruments, our ability to renew our short-term borrowings when they mature, our ability to restructure some of our existing debts if needed, the ability of guarantors of our debt to maintain their financial condition, and our ability to comply with all covenants of our loan agreements or obtain waivers if needed. The audited consolidated financial statements included in this annual report on Form 20-F were prepared on the basis of a going concern. Facts and circumstances including recurring losses, negative working capital, net cash outflows, and uncertainties as to the repayment of debts raise substantial doubt about our ability to continue as a going concern. The audited financial statements do not include any adjustments that might result from the outcome of these uncertainties. If we become unable to continue as a going concern, we may have to liquidate our assets, and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our audited consolidated financial statements. Our lack of cash resources and our potential inability to continue as a going concern may materially and adversely affect the price of our ADSs and our ability to raise new capital or continue our operations.

Failure to achieve satisfactory output of our PV modules and PV systems could result in a decline in sales.

The manufacture of PV modules and PV systems is a highly complex process. Disruptions or deviations in one or more components of the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in no output. Historically, we from time to time experienced lower-than-anticipated manufacturing output during the ramp-up period of our production lines. This often occurred during the production of new products, the installation of new equipment or the implementation of new process technologies. For example, in the fourth quarter of 2012, due to challenging conditions in the solar market and a continuing decline in average selling prices of PV modules, we recognized an impairment of long-lived assets of Fine Silicon in an amount of RMB200.5 million and a loss of RMB61.7 million related to disposal of certain equipment. These non-cash charges significantly and adversely affected our results of operations in the fourth quarter and for the full year 2012. As we bring additional lines or facilities into production, we may operate at less than optimal capacity during the ramp-up period and produce less output than expected. This would result in higher marginal production costs which could have a material and adverse effect on our profitability.

Unsatisfactory performance of or defects in our products may cause us to incur additional warranty expenses, damage our reputation and cause our sales to decline.

Before September 30, 2011, our PV modules typically were sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. Starting from October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nominal power output for 10 years, and 80.7% of nominal power output for 25 years for multicrystalline PV modules and 98.0% of nominal power output for the first year, 92.0% of nominal power output for 10 years, and 82.0% of nominal power output for 25 years for monocrystalline Panda PV modules. From September 1, 2014, we updated our warranty term that guarantees 91.2% of nominal power for 10 years, and 80.7% of nominal power output for 25 years for multicrystalline PV modules and 98.0% of nominal power output for the first year, 92.2% of nominal power output for 10 years, and 82.4% of nominal power output for 25 years for monocrystalline Panda PV modules. In addition, we also provided our multicrystalline PV modules and monocrystalline Panda PV modules with a linear-based warranty that guarantees each year’s power output during the twenty-five-year warranty period. In 2012, we entered into a module performance warranty insurance agreement with Munich Re’s specialty primary insurers. According to the agreement, both we and Munich Re could provide additional economic security for large-scale commercial and utility project developers, investors and debt providers during the period from October 1, 2012 to September 30, 2013 in connection with our multicrystalline PV modules. In December 2013, we entered into a similar module performance warranty insurance agreement with another insurance company for the same scope of beneficiaries for 2014. Nevertheless, we bear the risk of warranty claims long after we have sold our products and recognized revenues. We have only sold PV modules since January 2003, and none of our PV modules has been in use for the entire duration of its warranty period. In connection with our sales of PV systems in the PRC, we provide a one- to five-year warranty against defects in our modules, storage batteries, controllers and inverters. As of December 31, 2012, 2013 and 2014, our accrued warranty costs amounted to RMB555.4 million, RMB666.9 million and RMB748.4 million (US$120.6 million), respectively. Moreover, because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate. Since our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty for our products will be adequate in light of our products’ actual performance. If we experience a significant increase in warranty claims, we may incur significant repair and replacement costs associated with such claims. Furthermore, widespread product underperformances or failures will damage our reputation and customer relationships and may cause our sales to decline, which in turn could have a material and adverse effect on our financial condition and results of operations.

Natural disasters, acts of war, terrorism or other factors beyond our control may materially and adversely affect our business, results of operations and financial condition.

Natural disasters such as earthquakes, floods, severe weather conditions or other catastrophic events may severely affect the regions where we, our suppliers or our customers operate. Such natural disasters also could cause a material economic downturn in the affected area or internationally. Although we have limited exposure to any catastrophic event, any future disaster in areas where we, our suppliers or our customers operate could have a material and adverse effect on our business prospects, financial condition and results of operations. Similarly, war, terrorist activity, or threats thereof, social unrest, as well as geopolitical tension and international conflict, for example, tensions within the Middle East and on the Korean Peninsula, and territorial disputes between China and other countries, could negatively affect international or regional economic development. This in turn could have a material and adverse effect on our business, financial condition and results of operations. In addition, we may not be adequately prepared in terms of contingency planning or have capabilities sufficient to recover  from a major incident or crisis. As a result, our operational continuity may be materially and adversely affected by any major crisis or incident.

We have limited insurance coverage and may incur uncoverable losses resulting from business interruption or natural disasters.

Our insurance coverage is limited and we do not maintain any business interruption insurance coverage. As a result, we may have to use our own funds to pay for financial and other losses, damages and liabilities, including those in connection with or resulting from natural disasters and other events beyond our control, which could have a material and adverse effect on our financial condition and results of operations.

We obtain some of the equipment used in our manufacturing process from a small number of selected suppliers. If our equipment is damaged or new or replacement equipment is not delivered to us in a timely manner or is otherwise unavailable, our ability to deliver products timely will suffer, which in turn could result in cancellations of orders and loss of revenue for us.

Some of the equipment used in our production of polysilicon ingots, wafers, PV cells and PV modules, such as ingot casting furnaces, diffusion furnaces and wire saws, have been customized to our specifications and are not readily available from multiple vendors. Such equipment would be difficult to repair or replace. There also are limited sources of supply for the principal polysilicon manufacturing equipment we use and we may not be able to replace such sources at reasonable costs and on a timely basis, or at all. If any of our key equipment suppliers were to experience financial difficulties or to go out of business, we may have difficulties with repairing or replacing our key equipment in the event of any damage to or a breakdown of such equipment. Furthermore, new or replacement equipment may not be delivered to us in a timely manner. In such cases, our ability to deliver products in a timely manner would suffer, which in turn could result in cancellations of orders from our customers and loss of revenue for us. In addition, the equipment we may need for our future expansion may be in high demand. A supplier’s failure to deliver equipment to us in a timely manner, in sufficient quantity and on terms acceptable to us could delay expansion of our capacity and otherwise disrupt our production schedule or increase our production costs.

If certain customers were to cease their practice of making advance payments when they place orders with us, or if our customers were to fail to meet their payment obligations, we may experience increased needs to finance our working capital requirements and may be exposed to increased credit risk, which may materially and adversely affect our financial position and results of operations.

We require many of our customers to make an advance payment representing a small percentage of their orders, which is a business practice that help us manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we need to finance our working capital requirements. We cannot assure you that in the future our customers will not cease adhering to this practice . If our customers were to cease making prepayments to us at the time of their orders, we may not be able to secure additional financing on a timely basis or on terms acceptable to us, or at all. Currently, a significant portion of our revenue derive from credit sales to our customers, generally with payments due within four months after shipment. As a result, any future decrease in the use of cash advance payments by our customers may negatively impact our short-term liquidity and, coupled with increased credit sales to a small number of major customers, may expose us to additional and more concentrated credit risk. This is because a significant portion of our outstanding accounts receivable derives from sales to a limited number of customers. As of December 31, 2012, 2013 and 2014, our five largest accounts receivable balances outstanding accounted for approximately 24.2%, 20.1% and 27.2%, respectively, of our total outstanding accounts receivable. The failure of any of these or other customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. For example, as a result of certain customers’ prolonged failure to settle accounts receivable and the continuing deterioration of their financial condition and creditworthiness, we made a total provision of RMB169.4 million (US$27.3 million) in 2014 for the doubtful accounts receivable related to these customers. Besides, from time to time we may need to commence legal proceedings in order to recover accounts receivables from customers, which also may increase our cost. Although we have been able to maintain adequate working capital primarily through short-term borrowing, our prior convertible senior notes offering, follow-on offering and medium-term notes offering, other debt issuances and long-term bank borrowings, any failure by our customers to settle outstanding accounts receivable in the future could materially and adversely affect our cash flow, financial condition and results of operations.

We have issued, and may issue in the future, equity securities or securities convertible into or exchangeable for our ordinary shares, the conversion of which may cause our existing shareholders to incur further dilution of their holdings.

We have issued, and may issue in the future, equity securities or securities convertible into our ordinary shares. In the event that the securities convertible into our ordinary shares are converted, our existing shareholders may incur further dilution of their holdings. For example, in January 2009, we issued an aggregate amount of US$49.4 million of senior secured convertible notes due 2012, or senior secured convertible notes, to Trustbridge Partners II, L.P., or Trustbridge, or its affiliates in connection with our acquisition of Cyber Power. From June 2009 to January 2012, we issued an aggregate of 11,588,713 ordinary shares to Trustbridge as a result of the conversion of the full amount of the senior secured convertible notes. In addition, in connection with a credit agreement between Yingli Energy (China) Company Ltd., or Yingli China, and a fund managed by Asia Debt Management Hong Kong Limited, or ADM Capital, entered into in January 2009, we issued an aggregate of 4,125,000 warrants to ADM Capital under the terms of a warrant agreement entered into in April 2009. From May 2010 to May 2011, a total of 2,454,271 ordinary shares in the form of ADSs were issued to ADM Capital in connection with its exercise of all 4,125,000 of these warrants. As of the date of this annual report, there are no convertible securities issued by our company that remain outstanding. Any future issuance of equity securities or securities convertible into or exchangeable for our equity securities may cause further dilution to our existing shareholders. If our future acquisitions, expansions, or market changes or other developments cause us to require additional funding, we may issue additional securities convertible into or exchangeable for our ordinary shares, and our existing shareholders could incur substantial dilution.

Our principal shareholder has significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders, including holders of our ADSs.

The family trust of Liansheng Miao, the chairperson of our board of directors and our chief executive officer, controls and beneficially owns 100% of the equity interests in Yingli Power. Yingli Power, in turn, currently beneficially owns approximately 28.75% of our ordinary shares outstanding. Yingli Power has significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The interests of Yingli Power may conflict with our interests or the interests of our other shareholders, including holders of our ADSs.

Baoding Tianwei Baobian Electric Co., Ltd., or Tianwei Baobian, and Baoding Tiawei Group Co., Ltd., or Tianwei Group, our joint venture partners as to Tianwei Yingli, have significant influence over Tianwei Yingli, one of our operating entities, and they may prevent Tianwei Yingli from taking actions that are in the best interests of us or Tianwei Yingli. In addition, each of Tianwei Baobian and Tianwei Group will have significant influence over us if it were to exercise its right to subscribe for ordinary shares of our company. The interests of Tianwei Baobian and Tianwei Group may not be aligned with our interests or the interests of our other shareholders.

Tianwei Baobian and Tianwei Group, which are affiliated with each other, own in the aggregate a 25.99% equity interest in Tianwei Yingli, one of our operating entities. Tianwei Baobian and Tianwei Group have significant influence over Tianwei Yingli through their representation on Tianwei Yingli’s board of directors and through other rights which they enjoy pursuant to Tianwei Yingli’s articles of association and our joint venture contract with them. Tianwei Baobian and Tianwei Group are entitled to appoint jointly three of Tianwei Yingli’s nine directors. We, on the one hand, and Tianwei Baobian and Tianwei Group, on the other hand, may have different views and approaches with respect to the management and operation of Tianwei Yingli. Tianwei Baobian or Tianwei Group may disagree with us in the management and operation of Tianwei Yingli and may vote against actions that we believe are in the best interests of Tianwei Yingli or us. For example, directors appointed by Tianwei Baobian and Tianwei Group may vote against matters that require unanimous approval of all directors. Directors appointed by Tianwei Baobian and Tianwei Group also may hinder or delay the adoption of relevant resolutions by not attending a board meeting, thereby preventing achievement of a quorum and forcing the meeting to be postponed for no more than seven days. See “Item 4.A. History and Development of the Company — Joint Venture Contract — Tianwei Yingli’s Management Structure and Board of Directors”. Due to the ability of each of Tianwei Baobian and Tianwei Group to exercise substantial influence over Tianwei Yingli through their appointed directors, and through their other rights under the joint venture contract, any significant deterioration of our relationship, or any disagreement with Tianwei Baobian and Tianwei Group may cause disruption to Tianwei Yingli’s business, which in turn could have a material and adverse effect on our business prospects, financial condition and results of operations.

Tianwei Baobian and Tianwei Group also may have a disagreement or dispute with us with respect to our respective rights and obligations on matters such as the exercise of Tianwei Baobian and Tianwei Group’s right to subscribe for ordinary shares newly issued by us in exchange for their equity interest in Tianwei Yingli. Except in limited circumstances, we may not be able to terminate unilaterally the joint venture contract in the event of such disagreement or dispute even if such termination would be in our best interests. See “Item 4.A. History and Development of the Company — Joint Venture Contract — Unilateral Termination of the Joint Venture Contract”. Any such dispute may result in costly and time-consuming litigation or other dispute resolution proceedings which may significantly divert the efforts and resources of our management and disrupt our business operations.

Furthermore, Tianwei Baobian and Tianwei Group may transfer all or a part of their equity interest in Tianwei Yingli pursuant to the joint venture contract. If we fail to exercise our right of first refusal in accordance with the procedures set forth in the joint venture contract and are thus deemed to have consented to any such proposed transfer by Tianwei Baobian and/or Tianwei Group to a third party, or if Tianwei Baobian and/or Tianwei Group transfers its and/or their equity interests in Tianwei Yingli to its affiliates or a third party, such affiliate or third party will become a holder of Tianwei Yingli’s equity interest. The interests of such party may not be aligned with our interests or the interests of Tianwei Yingli. See “Item 4.A. History and Development of the Company— Joint Venture Contract — Transfer of Equity Interests in Tianwei Yingli — Right of First Refusal”.

In addition, according to the joint venture contract, Tianwei Baobian and Tianwei Group may exercise a subscription right in respect of our shares, and if they exercise such subscription right, they may become significant shareholders of our company.  If they become our shareholders, they may have significant influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. If Tianwei Baobian and/or Tianwei Group become our shareholders, their interests may not be aligned with our interests or those of our other shareholders.

Negative publicity, rumors or media coverage of Tianwei Group, Tianwei Baobian, our company, our affiliates or business partners could materially and adversely affect our reputation, business and financial condition.

Since all of Tianwei Yingli’s equity interests are held together by us, Tianwei Group and Tianwei Baobian, negative rumors or media coverage of Tianwei Group or of Tianwei Baobian, whether or not accurate and whether or not applicable to us, could have a material and adverse effect on our reputation, business and financial condition.

In addition, negative publicity of our company or our affiliates or business partners, whether or not accurate and whether or not applicable to us, could have a material adverse effect on our reputation, business and financial condition. We cannot assure you that in the future there will not be negative rumors or media coverage related to Tianwei Group, Tianwei Baobian, our company, our affiliates or business partners.

If Tianwei Baobian, Tianwei Group or any of their affiliates were to engage in sanctionable activities inconsistent with the laws or policies of other countries, our reputation and the reputation of Tianwei Yingli may be negatively affected. As a result, some of our shareholders may divest our shares and prospective investors may decide not to invest in our shares, which may cause the price of our ADSs to decline.

The United States and other countries maintain economic and other sanctions against several countries, or the sanctioned countries, and persons engaged in specified activities, such as supporting terrorism or the proliferation of weapons of mass destruction.

Tianwei Baobian and Tianwei Group are our joint venture partners with respect to one of our operating subsidiaries, Tianwei Yingli. Based on publicly available information, Tianwei Group was acquired by China South in March 2008, and Tianwei Group and China South collectively own 56.43% of the equity interests in Tianwei Baobian.

There have been news reports that China South, Tianwei Group and Tianwei Baobian in recent years have conducted construction activities in or exported transformers to certain countries, including Iran and Sudan, that were subject to ongoing sanctions, or sanctioned countries, at the time such construction activities were conducted or such transformers were exported. China North Industries Corporation, or Norinco, an affiliate of China South, was recognized by the U.S. State Department under the Iran Nonproliferation Act of 2000 as having been engaged in the transfer to Iran of equipment and technology having the potential to make a material contribution to the development of weapons of mass destruction. Norinco also was reported to have had activities in and exported products to some sanctioned countries, including Iran, Sudan and Syria, some of which activities and products involved or included military products and applications. In addition, Norinco is listed as a prohibited company by some state and municipal governments, universities and investors in the United States due to its business relationships with the sanctioned countries. Certain of the sanctioned countries in which China South, Tianwei Group, Tianwei Baobian or Norinco has been reported to have had activities, such as Iran, Syria and Sudan, are identified by the U.S. State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls.

As a result of China South’s acquisition of Tianwei Group discussed above, Tianwei Yingli, our subsidiary, became an affiliate (as defined under the rules of the Exchange Act) of China South and Norinco. Neither our company nor any of our other subsidiaries is an affiliate of China South or Norinco. We have no control over Tianwei Baobian, Tianwei Group, China South, Norinco or their respective affiliated entities, nor has any such respective affiliated entity requested Tianwei Yingli or us to have contacts with or otherwise conduct any sanctioned activity in any sanctioned country. However, to the extent that such entities are involved in activities that, if performed by a U.S. person, would be illegal under U.S. sanctions, or if any such entity were to become subject to any economic sanctions maintained by the United States or other countries or entities, reputational issues may arise relating to Tianwei Yingli or us, and investor sentiment with respect to our ADSs may be materially and adversely affected. Although neither we nor any of our other subsidiaries is an affiliate of China South or Norinco, investors in the United States may believe that the value of their investment in us may be adversely affected due to Tianwei Yingli’s affiliation with such entities or due to our connection with such entities through Tianwei Yingli. Investors may choose not to invest in, or to divest from any investments in, issuers that are associated even indirectly with sanctioned activities or sanctioned countries. Any such negative investor sentiment as the result of reputational issues may cause the price of our ADSs to decline and materially and adversely affect the value of your investment in us.

Our joint venture partner, Tianwei Group has defaulted on certain of its debt obligations and may again default on its debt obligations in the future. Tianwei Group could potentially become insolvent, subject to bankruptcy or liquidation proceedings, and controlled by its creditors. If Tianwei Group were controlled by its creditors, they could prevent Tianwei Yingli from taking actions in its or our best interests, and those creditors could cause Tianwei Group to subscribe for our ordinary shares and thereby exert significant influence over our company. The interests of Tianwei Group’s creditors may not be aligned with our interests or the interests of Tianwei Yingli’s other equity interest holder, Tianwei Baobian.

Our joint venture partner, Tianwei Group has defaulted on certain of its debt obligations and it may again default on its debt obligations in the future. Based on publicly available information, in April 2015 Tianwei Group failed to pay approximately US$13.8 million in interest due on its bonds traded in China. If Tianwei Group continues to be unable to pay its debts as and when they become due, Tianwei Group could potentially become insolvent, subject to bankruptcy or liquidation proceedings, or controlled by its creditors. Under the joint venture contract entered into by and among Tianwei Baobian, Tianwei Group and us, Tianwei Group has significant influence over Tianwei Yingli, one of our principal operating entities. See “Item 4.A. History and Development of the Company — Joint Venture Contract.” If Tianwei Group were controlled by its creditors, there would be uncertainty as to how Tianwei Group’s creditors would exercise their rights in respect of Tianwei Yingli. Tianwei Group’s creditors could prevent Tianwei Yingli from taking actions that are in the best interests of us or Tianwei Yingli. Pursuant to the joint venture contract, Tianwei Group’s creditors also could cause Tianwei Group to subscribe for ordinary shares in us and thereby exert significant influence over our company.

The interests of Tianwei Group’s creditors may not be aligned with our interests or the interests of Tianwei Yingli. Due to the ability of Tianwei Group to exercise substantial influence over Tianwei Yingli through their appointed directors, and through their other rights under the joint venture contract, any significant deterioration of our relationship, or any disagreement, with Tianwei Group’s creditors may cause disruption to Tianwei Yingli’s business, which in turn could have a material and adverse effect on our business prospects, financial condition and results of operations. Any dispute with Tianwei Group’s creditors may result in costly and time-consuming litigation or other dispute resolution proceedings which may significantly divert the efforts and resources of our management and disrupt our business operations.

Our joint venture partners, Tianwei Baobian and Tianwei Group, have entered into competing businesses with us, which may materially and adversely affect our business, prospects, financial condition and results of operations.

Our joint venture contract with Tianwei Baobian and Tianwei Group, and Tianwei Yingli’s articles of association, do not impose non-compete restrictions upon Tianwei Baobian and Tianwei Group. While Tianwei Baobian and Tianwei Group’s current principal businesses are the manufacture of large electricity transformers, Tianwei Baobian and Tiaowei Group have entered into the PV business through investments in various companies that are engaged in the manufacture of polysilicon, ingots, wafers, PV cells or PV modules and thin film modules. As these companies continue to expand their respective businesses, they may compete with us both for customers and for supplies of raw materials, and we may not have any legal right to prevent them from doing so. Because of Tianwei Baobian and Tianwei Group’s familiarity with, and their ability to influence, the business of Tianwei Yingli, competition from Tianwei Baobian and Tianwei Group or their affiliates could have a material and adverse effect on our business, prospects, financial condition and results of operations.

The grant of employee share options and other share-based compensation could materially and adversely affect our net income.

We adopted a stock incentive plan in December 2006, or the 2006 stock incentive plan. Our board of directors approved the 2006 stock incentive plan in April 2007, and in May 2007 our shareholders approved the first amendment to the 2006 stock incentive plan in order to increase the number of ordinary shares which we are authorized to issue under the 2006 stock incentive plan. The second amendment to the 2006 stock incentive plan was approved by our board of directors in July 2009 and by our shareholders in August 2009. This second amendment again increased the number of ordinary shares which we are authorized to issue under the 2006 stock incentive plan. Under the 2006 stock incentive plan, as amended, we may grant to our directors, employees and consultants up to 2,715,243 restricted shares and options to purchase up to 10,030,195 of our ordinary shares. As of the date of this annual report, we have granted to six executive officers, 665 employees and 4 independent directors options to purchase 7,413,429 ordinary shares in the aggregate (excluding forfeited and cancelled options) and an aggregate of 2,631,268 restricted shares (excluding forfeited restricted shares) to DBS Trustee Limited, or the trustee, for the benefit of five executive officers and 76 employees and non-employees. See “Item 6.B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — 2006 Stock Incentive Plan”. We account for compensation costs for all share-based awards, including share options granted to our directors and employees, using a fair-value based method. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness to us of having such an incentive plan. However, as share options are an important tool to recruit and retain qualified and desirable key personnel, we may not be able to attract and retain such key personnel if we were to reduce the scope of our stock incentive plan.

Our results of operations are difficult to predict, and if we do not meet market expectations, the price of our ADSs will likely decline.

Our results of operations are difficult to predict and in the past such results have fluctuated from time to time. We expect that in the future our results of operations may continue to fluctuate from time to time. It is possible that our results of operations for some reporting periods will fail to meet the expectations of the market. Our results of operations are affected by a number of factors as set forth in “Item 5. Operating and Financial Review and Prospects”. If our results of operations are lower than market expectations for a given reporting period, investors may react negatively, and as a result, the price of our ADSs will likely decline.

Our limited intellectual property protection both within and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, either of which may have a material and adverse effect on our business, results of operations and financial condition.

As of the date of this annual report, we have been granted 1,171 patents and currently are applying for 262 patents. Aside from know-how available in the public domain, we have developed in-house unpatented technical know-how that we use to manufacture our products. Many elements of our manufacturing processes involve proprietary know-how, technology or data, either developed by us in-house or transferred to us by our equipment suppliers. Such proprietary know-how, technology and data are not covered by patents or patent applications, and include manufacturing technologies and processes and production line and equipment designs. We rely on a combination of laws and regulations pertaining to patent, trademark, anti-unfair competition and trade secret rights, as well as nondisclosure agreements and other methods, to protect our intellectual property rights. Nevertheless, these measures provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or other of our intellectual property rights, which could have a material and adverse effect on our business, financial condition or results of operations. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to protect our trade secrets or to determine and enforce the validity and scope of the proprietary rights of us or of other rights holders. We cannot assure you that the outcome of any such potential litigation will be in our favor. Such litigation may be costly and may divert the attention of our management as well as our other resources away from our business. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent that we are unable to recover them from other parties. An adverse determination in any such litigation could result in the loss of one or more of our intellectual property rights and may materially and adversely harm our business, prospects and reputation.

We have exported in the past, and expect to continue to export in the future, a substantial portion of our PV products outside of China. Because we do not have, and have not applied for, any patents for our proprietary technologies outside of China, it is possible that others may independently develop substantially equivalent technologies or otherwise gain access to our proprietary technologies and obtain patents for such intellectual properties in other jurisdictions, including the countries to which we export our PV modules. If any third party is successful in obtaining one or more patents for technologies that are substantially equivalent to, or the same as, our proprietary technologies in any market where we have not obtained such patent protection, and such third party enforces its intellectual property rights against us, our ability to sell products containing the allegedly infringing intellectual property in that market will be materially and adversely affected. If we are required to stop selling such allegedly infringing products, to seek licenses or to pay royalties for the relevant intellectual properties, or to redesign such products so as to refrain from using the allegedly infringing technologies, our business, results of operations and financial condition will be materially and adversely affected.

Third parties may initiate claims against us of infringement or misappropriation, which, if upheld against us or otherwise determined adversely, could cause us to pay significant damage awards.

Our success depends, in large part, on our ability to use and develop technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to PV technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. Although we take steps in the course of developing our products in order to ensure that we are not infringing the existing intellectual property rights of others, such as reviewing related patents and patent applications prior to developing our products, these steps may not be adequate. While we currently are not aware of any action pending or threatened against us, we may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. Resolving intellectual property disputes and related legal and administrative proceedings can be both costly and time-consuming, and may significantly divert the efforts and resources of our technical and management personnel away from our business. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our PV modules or subject us to injunctions prohibiting the manufacture and sale of our PV modules or the use of our technologies in certain markets. Protracted litigation also could cause our customers or potential customers to defer or limit their purchase or use of our PV modules until a time when such litigation has been resolved.

We are exposed to various risks related to legal or administrative proceedings or claims that could adversely affect our financial condition, results of operations and reputation, and may cause losses to our business.

Litigation generally can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. We may be involved in allegations, litigation or legal or administrative proceedings from time to time as a result of our normal business operations.

For example, on June 21, 2010, we commenced an arbitration proceeding against International Comercial E Industrial, S.A., or INCEISA, a Spanish distributor of solar products, at the International Court of Arbitration of the International Chamber of Commerce. We commenced the arbitration seeking recovery from INCEISA of certain unpaid accounts receivable of approximately US$7.04 million and €14.47 million under the terms of a written settlement agreement. On October 11, 2011, the arbitral tribunal granted an award directing INCEISA to pay us over US$2.29 million and €15.98 million, respectively, as damages for breach of contractual obligations, as well as associated legal and arbitration costs.

In October 2012, we received notice of an antitrust and unfair competition lawsuit filed by Solyndra, LLC, a U.S.-based solar company, against us and two other China-based solar manufacturers in the U.S. District Court for the Northern District of California. Together with co-defendants Suntech Power Holdings Co., Ltd., Suntech America, Inc., Trina Solar Ltd. and Trina Solar (U.S.) Inc., In early March 2013 we filed a joint motion to dismiss all of the claims in an amended complaint that was filed by Solyndra’s liquidation trustee. On April 9, 2014, we received an order denying defendants’ joint motion to dismiss Solyndra’s claims. We are in the process of fact discovery and we will continue to defend ourselves vigorously in the case. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings”.

In October 2013, we received notice of an antitrust lawsuit with claims similar to Solyndra’s filed by another U.S.-based solar company, Energy Conversion Devices Liquidation Trust, or ECD, through its liquidating trustee, against us and the same China-based solar manufacturers in the U.S. District Court of the Eastern District of Michigan. On October 31, 2014, the Court granted our joint motion to dismiss the case. In November 2014, the plaintiff filed a motion for reconsideration, and a second motion to amend or alter the judgement and for leave to file an amended complaint, both of which remain pending. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings”.

In addition, in the past we had entered into several slurry processing and supply contracts with a certain supplier. Starting from late 2011, due to certain quality control issues related to the supplier and substantial changes in the slurry processing market, we and this supplier had disputes over the performance of the supply contracts and payments of accounts receivable. As of the date of this annual report, we have not received any summons or notice from any court or arbitration body pertaining to any proceeding brought against us by this supplier. In July 2014, we filed litigation against this supplier for breach of contract and claimed damages against this supplier. While at this stage it would be premature for us to evaluate our potential liabilities or losses, if any, relating to such disputes, if we are found to be liable in legal actions or other proceedings this supplier may bring against us, our financial position may be materially and adversely affected.

Regardless of the merits, responding to allegations, litigation or legal or administrative proceedings and defending against litigation can be time consuming and costly, and may result in us incurring substantial legal and administrative expenses, as well as the attention of our management being diverted away from our business. Any such allegations, lawsuits or proceedings could have a material and adverse effect on our business operations. Further, unfavorable outcomes from these claims or lawsuits could materially and adversely affect our business, financial condition and results of operations.

Our business depends substantially on the continuing efforts of our executive officers and key technical personnel, and our ability to retain a skilled labor force. Our business may be materially and adversely affected if we lose their services.

Our future success depends substantially on the continuing services of our executive officers, in particular Liansheng Miao, our chief executive officer, Xiangdong Wang, our vice president, Zhiheng Zhao, our vice president, Yiyu Wang, our chief financial officer, Dengyuan Song, our chief technology officer, and Jingfeng Xiong, our vice president. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. In addition, if any of our executive officers joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-compete provisions. However, if any dispute were to arise between one of our executive officers and us, we cannot assure you that such officer’s employment agreement could be fully enforced in China. Furthermore, recruiting and retaining capable personnel, particularly experienced engineers and technicians familiar with our PV products manufacturing processes, is vital to maintaining the quality of our PV products and to improving continuously our production methods. There is substantial competition for qualified technical personnel, and we cannot assure you that we will be able to attract or retain qualified technical personnel. If we are unable to attract and retain qualified employees, key technical personnel and our executive officers, our business may be materially and adversely affected.

Any failure to manage our growth, or otherwise to develop appropriate internal organizational structures, effective internal controls and systems to monitor and manage risk in parallel with our rapid growth could result in a material and adverse effect on our business, prospects, financial condition and results of operations.

Our business and operations have been expanding rapidly. Significant management resources must be expended to develop and implement appropriate structures for our internal organization and flows of information, effective internal controls and systems to monitor and manage risk in parallel with our rapid growth. We also need to be able to continue hiring and integrating qualified employees into our organization. It is challenging for us to hire, integrate and retain qualified employees in certain key areas of operations, such as engineers and technicians who are familiar with the PV industry. In addition, disclosure and other ongoing obligations associated with our being a public company further increase the challenges faced by our finance, legal and accounting teams. It is possible that our existing systems for monitoring and managing risk could prove inadequate. If we fail to develop and implement appropriate structures for our internal organization and flows of information, effective internal controls and systems to monitor and manage risk, we may not be able to identify unfavorable business trends, administrative oversights or other risks that could materially and adversely affect our business, prospects, financial condition and results of operations.

Compliance with construction and environmental regulations can be expensive, and noncompliance with present or future construction and environmental regulations may result in adverse publicity, potentially significant monetary damages and fines or suspensions of our business operation.

Historically, we started construction of and operation at certain of our facilities without having obtained all of the necessary construction permits and environmental approvals that were required under relevant regulations. We also started constructing certain other facilities as part of our capacity expansion projects while applications for relevant construction permits and environmental approvals were still being processed and had not yet been approved. Both prior failures and any current failure on our part to obtain relevant construction permits and environmental approvals needed for the construction of our facilities may prevent us from obtaining ownership certificates for our facilities. Our failure to obtain construction permits, environmental approvals, and ownership certificates may subject us to fines or penalties, which may materially and adversely affect our construction process, business operations and results of operations.

Moreover, we started manufacturing without having completed certain examination and acceptance procedures required by relevant regulations. Our failure to pass these examination and acceptance procedures before commencing manufacturing may subject us to penalties, such as monetary fines or suspension of our business operations. Moreover, on March 6 and March 12, 2014, Hainan Yingli received notices from the Department of Land, Environment and Resources of Hainan Province, or Hainan LER Department, and the Haikou Municipal Environmental Protection Bureau, respectively, requesting Hainan Yingli to (i) suspend partially its production lines, and (ii) apply for new environmental impact assessments for the increase in its production capacity due to equipment upgrades. See “Item 4.B. Business Overview — Environmental Matters”. On May 16, 2014, Hainan Yingli obtained trial production permits from Hainan LER Departmant, and on October 29, 2014, Hainan LER Department approved our application for new environmental impact assessments.

In addition, any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances from our manufacturing facilities could subject us to potentially significant monetary damages and fines or suspensions in our business operations. Our manufacturing processes generate noise, waste water, gaseous byproducts and other industrial wastes and these processes are required to comply with national and local regulations regarding environmental protection. Except as disclosed in this annual report, we believe that we currently are in compliance in all material respects with present environmental protection requirements, and have obtained or in the process of obtaining all necessary environmental permits. In addition, if more stringent regulations are adopted in the future, the costs of complying with these new regulations could be substantial. If we fail to comply with any future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. See “Item 4.B. Business Overview — PRC Governmental Regulations — Environmental Regulations”.

We are subject to cyber security risks and breaches, which could materially and adversely affect our business and disrupt our operations.

We are subject to cyber security risks and may incur substantial costs to minimize those risks. Cyber security breaches, such as unauthorized access, accidents, employee errors or malfeasance, computer viruses, hackings or other disruptions, could compromise the security of our data and information technology infrastructure, thereby exposing such information to unauthorized third parties. Techniques used to obtain unauthorized access to information systems, or to sabotage those systems, change frequently and generally are not recognized until launched against a target. We may be required to expend significant capital and other resources to remedy, protect against or alleviate these and related problems, and we may not be able to remedy these problems in a timely manner, or at all. Any security breaches that occur could disrupt our operations, increase our security costs, or expose us to potential losses due to data corruption or information leakage, which could have a material and adverse effect on our business.

Proceedings instituted by the SEC against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, could result in our financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC brought administrative proceedings against the Big Four accounting firms, including our independent registered public accounting firm, in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision, or Initial Decision, was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months.  The accounting firms filed a Petition for Review of the Initial Decision to the SEC.  On February 6, 2015, the Big Four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the China Securities Regulatory Commission, or the CSRC. If future document productions fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. While we cannot predict if the SEC will further review the four China-based accounting firms’ compliance with specified criteria or if the results of such a review would result in the SEC imposing penalties such as suspensions or restarting the administrative proceedings, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our common stock from NYSE or the termination of the registration of our common stock under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

The ordinary shares underlying the ADSs you purchased could become redeemable by us without your approval.

Under the express terms of our ordinary shares, the ordinary shares underlying the ADSs in our issued and outstanding share capital are not redeemable. However, our board of directors may pass resolutions to allow us to redeem the ordinary shares from the holders, and two-thirds of the votes cast by the holders of the ordinary shares may approve such variation of share rights. The minority shareholders will not be able to prevent their share rights being varied in such a way and their ordinary shares could become redeemable by us as a result.

We have adopted a shareholders rights plan, which, together with the other anti-takeover provisions of our articles of association, could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including ordinary shares represented by our ADSs, at a premium.

Our current articles of association contain provisions that limit the ability of others to acquire control of our company or to cause us to engage in change-of-control transactions. On October 17, 2007, our board of directors adopted a shareholders rights plan, which was amended on June 2, 2008. Under this rights plan, one right was distributed with respect to each of our ordinary shares outstanding at the closing of business on October 26, 2007. These rights entitle the holders to purchase ordinary shares from us at half the market price at the time of purchase in the event that a person or group obtains ownership of 15% or more of our ordinary shares (including by acquisition of the ADSs representing an ownership interest in the ordinary shares) or enters into an acquisition transaction without the approval of our board of directors.

This rights plan and the other anti-takeover provisions of our articles of association could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our existing authorized ordinary shares confer on the holders of our ordinary shares equal rights, privileges and restrictions. The shareholders have, by virtue of adoption of our third amended and restated articles of association, authorized the issuance of shares of par value of US$0.01 each without specifying any special rights, privileges or restrictions. Therefore, our board of directors may, without further action by our shareholders, issue our ordinary shares, or issue shares of such class and attach to such shares special rights, privileges or restrictions, which may be different from those associated with our ordinary shares. Preferred shares also could be issued quickly with terms calculated to delay or prevent a change in control of our company or to make removal of management more difficult. If our board of directors decides to issue ordinary shares or preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

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

The purpose of this provision is to give flexibility to shareholders to vary our share capital by effecting a sub-division and to alter the rights attaching to the sub-divided shares in order to facilitate transactions where shareholders provide benefits or contribute assets to our company in consideration for an enhancement of the rights of their shares instead of issuing new shares. However, as the minority shareholders will not be able to prevent the majority shareholders from effecting such sub-division and designation of special rights or restrictions, such rights of our majority shareholders may discourage investors from making an investment in us, which may have a material adverse effect on the price of our ADSs.

The quorum for the general meeting of our shareholders is one-third of our issued voting shares. Accordingly, shareholder resolutions may be passed without the presence of the majority of our shareholders in person or by proxy.

The quorum required for the general meeting of our shareholders is two shareholders entitled to vote and present in person or by proxy or, if the shareholder is a corporation, by its duly authorized representative representing not less than one-third in nominal value of our total issued voting shares. Therefore, subject to obtaining the requisite approval from a majority of the shareholders so present, a shareholder resolution may be passed at our shareholder meetings without the presence of the majority of our shareholders present in person or by proxy. Such rights by the holders of a minority of our shares may discourage investors from making an investment in us, which may have a material and adverse effect on the price of our ADSs.

If a poll is not demanded at our shareholder meetings, voting will be by show of hands and shares will not be proportionately represented.

Voting at any of our shareholder meetings is by show of hands unless a poll is demanded. A poll may be demanded by the chairperson of the meeting, or by at least three shareholders present in person or by proxy, or by any shareholder or shareholders present in person or by proxy holding at least 10% of the total voting rights of all shareholders having the right to vote at the meeting, or by a shareholder or shareholders present in person or by proxy holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on the shares conferring that right. If a poll is demanded, each shareholder present in person or by proxy will have one vote for each ordinary share registered in his name. If a poll is not demanded, voting will be by show of hands and each shareholder present in person or by proxy will have one vote regardless of the number of shares registered in his name. In the absence of a poll, shares therefore will not be proportionately represented.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material and adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

Our business is based in China and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, the level of development, the growth rate, the control of foreign exchange, and the allocation of resources. While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven, both geographically and across various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

In addition, we cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, the growth rate of China’s gross domestic product has slowed down in recent years, from 7.7% in 2013 to 7.4% in 2014. The Chinese government has set the expected gross domestic product growth rate at 7.0% for 2015. We cannot assure you that the various macroeconomic measures, monetary policies and economic stimulus package adopted by the PRC government to guide economic growth and the allocation of resources will be effective in sustaining the rapid growth rate of the Chinese economy.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies.

Any adverse change in the economic conditions or government policies in China could have a material and adverse effect on overall economic growth and the level of renewable energy investments and expenditures in China, which in turn could lead to a reduction in demand for our products and consequently have a material and adverse effect on our businesses.

Uncertainties with respect to the PRC legal system could have a material and adverse effect on us and substantial uncertainties exist with respect to the enactment timetable, the final version, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

We are incorporated in the Cayman Islands and are subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to Sino-foreign equity joint venture companies and wholly foreign owned companies. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investment in China. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve rapidly, the interpretations of many laws, regulations and rules are not always uniform, and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. However, since these laws and regulations are relatively new and the PRC legal system continues to evolve rapidly, the interpretations of laws, regulations and rules are not always uniform, and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce has solicited comments on this draft and substantial uncertainties exist with respect to its enactment timetable, the final version, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report and investment amendment report that are required at each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft.

The PRC rule on mergers and acquisitions may subject us to sanctions, fines and other penalties and negatively affect our ability to acquire complementary businesses in order to grow our business in the future.

On August 8, 2006, six PRC government and regulatory authorities, including the PRC Ministry of Commerce, or the MOFCOM, and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rule, as amended, among other things, established procedures and requirements that could make merger and acquisition activities by foreign investors time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or of a foreign company with substantial PRC operations, if certain thresholds are triggered under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008. Furthermore, MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisition of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, which came into effect on September 1, 2011, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. According to Circular No. 6, a security review is required for mergers and acquisitions by foreign investors of PRC domestic enterprises (i) having “national defense and security” concerns, and (ii) where the foreign investors may acquire the “de facto control” of PRC domestic enterprises having national security concerns such as key farm products, key energy and resources, and key infrastructure, transportation, technology and major equipment manufacturing industries. Circular No. 6, however, does not define the terms “key” or “major”, nor has it exhausted all of the industries that may be deemed as sensitive industries subject to a security review. When deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review by MOFCOM, the principle of “substance over form” should be applied. Foreign investors are prohibited from bypassing the security review requirement by structuring transactions through nominee holding structures, trusts, indirect investments, leases, loans, control through contractual arrangements, offshore transactions, or other means. We believe that our current business is not in an industry that is sensitive or related to national security. However, we cannot preclude the possibility that MOFCOM or other government agencies may release interpretations or new rules contrary to our understanding, or broaden the scope of such security review in the future. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of these regulations in order to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business and maintain our market share.

PRC regulations relating to overseas investment by PRC residents may restrict our overseas and cross-border investment activities and adversely affect the implementation of our strategy as well as our business and prospects.

In 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued a number of rules regarding offshore investments by PRC residents. The rule currently in effect, the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, was issued on July 4, 2014, which replaced the former circular commonly known as SAFE Circular 75 promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a special purpose vehicle. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. On February 13, 2015, SAFE released the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Circular 13, which will become effective on June 1, 2015. According to this notice, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37. However, since the notice has not yet come into effect, there exists a high degree of uncertainty as to how it will be interpreted and implemented by governmental authorities and banks. Since we are a Cayman Islands company with a substantial portion of our shares held by Yingli Power Holding Company Ltd., a British Virgin Islands company controlled by Mr. Liansheng Miao, our chairperson and chief executive officer who is a PRC resident, Mr. Miao is subject to the registration requirements under SAFE Circular 37 and other related rules.

Mr. Miao made the requisite SAFE registration under SAFE Circular 75 with respect to his investment in Yingli Power Holding Company Ltd. and us in August 2006. Mr. Miao amended his SAFE registration in June 2007, January 2008, October 2009 and January 2014, in connection with our initial public offering in June 2007, our secondary and convertible senior notes offerings in December 2007, our issuance of senior secured convertible notes and the follow-on offering in 2009, and the change of Mr. Miao’s shareholding in Yingli Power Holding Company Ltd. and us in 2014, respectively. Mr. Miao is amending his SAFE registration under SAFE Circular 75 in accordance with SAFE Circular 37 in connection with our follow-on offering in 2014. We have requested other of our beneficial owners who are PRC residents to make the necessary applications and filings in connection with our offshore financing transactions as required under SAFE Circular 37 and relevant SAFE guidance. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules. The failure or inability of Mr. Miao or any of our PRC resident shareholders to comply with the registration procedures set forth in SAFE Circular 37 and other related rules may subject Mr. Miao or other PRC resident shareholders to fines and legal penalties, result in potential liability for our PRC subsidiaries, and in some instances, for their legal representatives and other liable individuals, limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries, and also may limit the ability of our PRC subsidiaries to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us. See “Item 4.B. Business Overview — PRC Governmental Regulations — Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions”.

Dividends we may receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.

The Enterprise Income Tax Law, or the EIT Law, and its implementation rules provide that withholding tax at a rate of 10% is applicable to dividends payable to non-PRC investors that are “non-resident enterprises”, to the extent such dividends are derived from sources within the PRC, unless any such non-PRC investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Furthermore, a circular issued on February 22, 2008 by the Ministry of Finance, or the MOF, and the State Administration of Taxation stipulates that undistributed earnings generated prior to January 1, 2008 are exempt from enterprise income tax. We are a Cayman Islands holding company, Yingli Green Energy (International) Holding Company Limited, or Yingli International, is a British Virgin Islands intermediate holding company, and Cyber Lighting Holding Company Limited, or Cyber Lighting, is a Hong Kong intermediate holding company. The Cayman Islands and the British Virgin Islands where such holding companies are incorporated do not have a tax treaty with China. According to the Arrangement between Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income entered into in August 2006, or the Mainland and the Hong Kong Taxation Arrangement, subject to the confirmation of the local tax authority in charge, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%, if the foreign investor is the “beneficial owner” and owns directly at least 25% the equity interests in the foreign-invested enterprise. Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreements in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting country is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, if any, will be subject to a 10% withholding tax or, in the case of the dividends paid to Cyber Lighting, 5% withholding tax (subject to the confirmation of the local tax authority), if we are considered under the EIT Law to be a “non-resident enterprise”. We intend indefinitely to reinvest undistributed earnings accumulated in and after 2008 and therefore have not recognized a deferred income tax liability with respect to those earnings. If we are subject under the EIT Law to such withholding tax for any dividends we may receive from our subsidiaries, it will materially and adversely increase our income tax expenses.

We and some of our subsidiaries may be deemed resident enterprises under the EIT Law and be subject to PRC taxation as to our worldwide income.

The EIT Law also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and generally are subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation rules for the EIT Law issued by the State Council, a “de facto management body” is defined as a body that has substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties and other factors of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated the Notice Regarding the Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82 which sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for enterprises incorporated overseas that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. If the PRC tax authorities determine that Yingli Green Energy and some of our subsidiaries, such as Yingli International, Yingli Capital, Yingli Hong Kong, Cyber Power and Cyber Lighting, are PRC resident enterprises, we and such subsidiaries may be subject to enterprise income tax at the rate of 25% as to our global income, which could have an impact on our effective tax rate and a material and adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiaries to us would be exempt from the PRC dividend withholding tax, since such income distribution is exempted under the EIT Law if paid to PRC resident recipients.

Dividends payable by us to non-PRC holders of our ordinary shares or ADS and gains on the sale of our ordinary shares or ADSs may become subject to taxes under PRC tax laws.

Under the EIT Law and implementation rules issued by the State Council, PRC withholding tax at a rate of 10% is applicable to payments of dividends to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent that such payments of dividends have their sources within the PRC. PRC withholding tax at a rate of 20% is applicable to payments of dividends to investors who are non-resident individuals, to the extent that such payments of dividends have their sources within the PRC. Any gain realized on the transfer of ADSs or ordinary shares by such investors also is subject to PRC income tax if such gain constitutes income derived from sources within the PRC. It is currently unclear what constitutes income derived from sources within the PRC. Therefore, it is unclear whether dividends we may pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax if we were treated as a PRC resident enterprise. Furthermore, according to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. We cannot assure you that any dividends to be distributed by us to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing for a different withholding arrangement will be entitled to the benefits under that relevant withholding arrangement. If we are required under the EIT Law to withhold PRC income tax on dividends payable to non-PRC holders of our ordinary shares or ADSs, or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

We face uncertainties with respect to indirect transfers of equity interests in PRC resident enterprises or other assets attributed to a Chinese establishment of a non-Chinese company, or immovable properties located in China owned by non-Chinese companies. PRC tax authorities’ heightened scrutiny of acquisition transactions involving any such indirect transfer may have a negative impact on our acquisition strategy.

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which replaced or supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to this Bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the payor bears the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of Bulletin 7 and the previous rules under Circular 698. Especially since Bulletin 7 has been promulgated only recently, it is not clear how it will be implemented. Tax authorities may determine that Bulletin 7 is applicable to any offshore transaction involving both us and a non-PRC resident enterprise. As a result, both transferors and transferees may be subject to obligations to withhold, or make filings regarding, EIT, and one or more of our PRC subsidiaries may need to assist with such filing. Furthermore, we and one or more of our non-PRC resident enterprises or PRC subsidiaries may need to spend valuable resources in order to comply with Bulletin 7, or to establish that we and our non-PRC resident enterprises should not be taxed under Bulletin 7. Any such expenditure of valuable resources may have a material and adverse effect on our financial condition and results of operations.

Restrictions on currency exchange may limit our ability to receive dividends from our PRC subsidiaries and their ability to obtain overseas financing.

Under the Foreign Currency Administration Rules, the foreign exchange incomes of domestic entities and individuals can be remitted into China or deposited abroad, subject to terms and conditions to be issued by SAFE. Our PRC subsidiaries are able to pay dividends to their shareholders, including us, in foreign currency without prior approval from SAFE, by complying with certain procedural requirements. However, we cannot assure you that in the future the PRC government will not take measures to restrict access to foreign currencies for current account transactions, including payment of such dividends.

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

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, are subject to PRC regulations. For example, any of our loans to our PRC subsidiaries cannot exceed the difference between the total amount of investment our PRC subsidiaries are approved to make under relevant PRC laws and the respective registered capital of our PRC subsidiaries, and must be registered with the local branch of SAFE as a procedural matter. In addition, our capital contributions to our PRC subsidiaries must be approved by MOFCOM or its local counterpart. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or to provide loans to our PRC subsidiaries or to fund their operations may be negatively affected, which could adversely affect their liquidity and its ability to fund their working capital and expansion projects and meet their obligations and commitments. In addition, our capital contributions and, in limited circumstances, loans, to Tianwei Yingli also are subject to approvals by Tianwei Baobian, the holder of the minority equity interest in Tianwei Yingli. See “Item 4.A. History and Development of the Company — Joint Venture Contract — Increase or Reduction of Tianwei Yingli’s Registered Capital”.

We rely principally on dividends and other distributions on equity paid by our PRC operating subsidiaries and limitations on their ability to pay dividends to us could have a material and adverse effect on our business and results of operations.

We are a holding company and we rely principally on dividends and other distributions on equity paid by our major PRC operating subsidiaries, including Tianwei Yingli, Yingli China, and Hainan Yingli New Energy Resources Co., Ltd., or Hainan Yingli, a PRC limited liability company and a majority-owned subsidiary of Yingli China, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If Tianwei Yingli, Yingli China, Hainan Yingli, Tianjin Yingli or Lixian Yingli incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. As entities established in China, Tianwei Yingli, Yingli China, Hainan Yingli, Tianjin Yingli and Lixian Yingli are subject to certain limitations with respect to dividend payments. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

As a Sino-foreign equity joint venture, Tianwei Yingli also is required each year to set aside a percentage, as decided by its board of directors, of its after-tax profits based on PRC accounting standards to its reserve fund, enterprise development fund and employee bonus and welfare fund. As of December 31, 2014, such restricted reserves of Tianwei Yingli amounted to RMB236.9 million (US$38.2 million) and its accumulated profits that were unrestricted and were available for distribution amounted to RMB1,844.4 million (US$297.3 million).

As a foreign investment enterprise, Yingli China is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital, and to set aside a certain amount of its after-tax profits each year, if any, to its employee bonus and welfare fund. These reserves may not be distributed as cash dividends. As of December 31, 2014, such restricted reserves of Yingli China amounted to RMB183.9 million (US$29.6 million), and its accumulated profits amounted to RMB 6.0 million (US$1.0 million).

As a PRC domestic company, Hainan Yingli is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital. These reserves may not be distributed as cash dividends. As of December 31, 2014, such restricted reserves of Hainan Yingli amounted to RMB56.0 million (US$9.0 million) and its accumulated profits that were unrestricted and were available for distribution amounted to RMB466.6 million (US$75.2 million).

As a PRC domestic company, Tianjin Yingli is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital. These reserves may not be distributed as cash dividends. As of December 31, 2014, such restricted reserves of Tianjin Yingli amounted to RMB10.7 million (US$1.7 million) and its accumulated profits that were unrestricted and were available for distribution amounted to RMB96.7 million (US$15.6 million).

As a PRC domestic company, Lixian Yingli is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital. These reserves may not be distributed as cash dividends. As of December 31, 2014, such restricted reserves of Lixian Yingli amounted to RMB2.0 million (US$0.3 million) and its accumulated losses that were unrestricted and were available for distribution amounted to RMB(4.3) million (US$(0.7) million).

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

On August 29, 2008, SAFE promulgated Circular 142, or SAFE Notice 142, a notice regulating the conversion by a foreign invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company, which is settled in Renminbi and converted from foreign currencies, may only be used for purposes within that company’s business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE heightened its scrutiny of the flow and purpose of use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The purpose of use for such Renminbi capital shall be within the business scope of the user as approved by the relevant governmental authority, and may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Notice 142 may result in severe penalties, such as heavy fines. On July 15, 2014, SAFE issued a SAFE Notice 36 which launched the pilot reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises in 16 pilot areas. According to the SAFE Notice 36, an ordinary foreign-invested enterprise with a business scope containing “investment” in the pilot areas is permitted to use Renminbi converted from its foreign-currency registered capital to make equity investments in the PRC, subject to certain registration and settlement procedure as set forth in the SAFE Notice 36.

On November 19, 2012, SAFE promulgated the Circular on Further Improving and Adjusting the Policies on Administration of Foreign Exchange under Direct Investment, or Circular 59, which came into force on December 17, 2012. Circular 59 relaxes the foreign exchange controls over inbound and outbound investments by PRC companies and simplifies the current administrative system, especially in foreign currency capital settlement and foreign exchange registration procedures of foreign invested enterprises. On November 9, 2011, SAFE also promulgated a Circular 45, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises.

The SAFE Notice 142 and SAFE Notice 36 will be replaced by a newly issued SAFE Notice 19, which will become effective on June 1, 2015. The SAFE Notice 19 expands the reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises pursuant to the SAFE Notice 36 to a nationwide scope. According to the SAFE Notice 19, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may be used for purposes within the business scope, make payment of equity investment and may not be used to repay inter-enterprise loans or RMB loans already refinanced to any third party.

However, as the restrictions imposed by the SAFE Notice 142, Circular 59 and Circular 45 are still effective and may significantly limit our ability to transfer the net proceeds from our financings to our PRC subsidiaries, the business expansions of our PRC subsidiaries may be adversely affected. In addition, considering that SAFE Notice 19 is lately promulgated and has not taken effective yet, it is unclear how it will be implemented and there exist high uncertainties with respect to its interpretation and implementation by authorities.

All employee participants in our existing stock option plans who are PRC citizens may be required to register with SAFE. We also may face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC law.

Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules, promulgated on January 5, 2007 by SAFE and the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas-listed Companies, or the Share Option Rules, promulgated in February 2012 by SAFE, which terminated the Operating Procedures on Administration of Foreign Exchange for Domestic Individuals Participating in Employee Share Ownership Plans and Share Option Plans of Overseas-listed Companies issued by SAFE in March 2007, PRC citizens or residents habitually residing in the PRC continuously for over one year, who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or qualified PRC agents, to register with SAFE and complete certain other procedures related to the shareholding plan, share option plan or other similar share incentive plans. Concurrent with the registration with SAFE, the PRC subsidiary or qualified PRC agent shall obtain approval for an annual foreign exchange allowance in connection with potential exercises under the shareholding or share option plan as well as an approval for opening a special foreign exchange account in a domestic PRC bank to hold the funds required to exercise such share purchase or share option right, returned principal or profits upon sale of shares, dividends issued on the stock, and any other income or expenditures approved by SAFE. Currently, participating PRC residents’ foreign exchange income received from the sale of shares or dividends distributed by an overseas-listed company must be fully remitted into the domestic foreign currency account before being distributed to such participants. In addition, the PRC agents are required to amend or deregister the registrations with SAFE in case of any material change in, or termination of, the share incentive plans, within the time periods provided by the Share Option Rules. Any failure to comply with such provisions may subject us and the participants of our employee stock option plan who are PRC citizens to fines and legal sanctions and prevent us from further granting options under our employee stock option plan to our employees, which could adversely affect our business operations.

We face risks related to health epidemics and other outbreaks of contagious diseases.

Our business could be adversely affected by the effects of Severe Acute Respiratory Syndrome, or SARS, avian flu, or another epidemic or outbreak. In 2005 and 2006, there were reports on occurrences of avian flu in various parts of China, including a few confirmed human cases. During 2007 and early 2008, there were reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In 2009 and 2010, there were reports on occurrences of swine flu, caused by the H1N1 virus, in Mexico, the United States, China and certain other countries and regions around the world. In 2013, there were reports on occurrences of avian flu, caused by the H7N9 virus, in certain regions in China. An outbreak of avian flu or swine flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, also would have similar adverse effects. These outbreaks of contagious diseases, and other adverse public health developments in China, would have a material and adverse effect on our business operations. These could include restrictions on our ability to travel or to ship our products outside of China, as well as cause temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, swine flu, SARS or any other epidemic.

Risks Related to our ADSs

The market price for our ADSs has been volatile.

The market price for our ADSs has been and will continue to be highly volatile. Since the ADSs became listed on the NYSE on June 8, 2007, the trading prices of the ADSs have ranged from US$1.25 to US$41.50 per ADS, and the last reported trading price on May 14, 2015 was US$1.68 per ADS.

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

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations also may have a material and adverse effect on the market price of our ADSs.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

As of the date of this annual report, we had 181,763,770 ordinary shares outstanding, including 128,592,337 ordinary shares represented by ADSs. All ADSs sold in our public offerings are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. All of the remaining ordinary shares outstanding are, subject to the applicable requirements of Rule 144 under the Securities Act, available for sale. If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding stock options, the market price of our ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at such a time and place as we deem appropriate.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. As a holder of ADSs, you will not be treated as one of our shareholders and you will not have shareholder rights. Instead, the depositary will be treated as the holder of the shares underlying your ADSs. However, you may exercise some shareholders’ rights through the depositary, and you will have the right to withdraw the shares underlying your ADSs from the deposit facility. Under our current articles of association, the minimum notice period required to convene a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We plan to make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you had requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

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

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•                      we have failed to provide the depositary with notice of the meeting and related voting materials at least 30 days prior to the date of such shareholders’ meeting;

•                      we have instructed the depositary that we do not wish a discretionary proxy to be given;

•                      we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting;

•                      a matter to be voted on at the meeting would have a material and adverse effect on shareholders; or

•                      voting at the meeting is made on a show of hands.

The effect of this discretionary proxy is that you cannot prevent the ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence our management. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not receive distributions on our ordinary shares or any value for them if it is illegal or impractical to make them available to you.

The depositary of the ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for the ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares which your ADSs represent. However, the depositary is not responsible if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts are made by the depositary. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

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

As a holder of the ADSs, your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings, and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, as a holder of the ADSs, you may not be able to participate in our rights offerings and may experience dilution in your holdings. In addition, the depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares which your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law relative to U.S. law, you may have less protection for your shareholder rights than you otherwise would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions of the United States. In particular, the Cayman Islands have a body of securities laws that is less developed than that of the United States. In addition, some U.S. states, such as Delaware, have bodies of corporate law that are more fully developed and judicially interpreted than those of the Cayman Islands. As a result of all of the above, shareholders of a Cayman Islands company may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a company incorporated in a jurisdiction of the United States. For example, contrary to the general practice of most corporations incorporated in the United States, Cayman Islands law does not require that shareholders approve sales of all or substantially all of a company’s assets. The limitations described above also will apply to the depositary who is treated as the holder of the shares underlying your ADSs.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States and a substantial majority of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It also may be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of securities laws of the United States or any state thereof. In addition, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon securities laws of the United States or any state thereof.

ITEM 4.  INFORMATION ON THE COMPANY

A.            History and Development of the Company

Our predecessor and one of our operating subsidiaries, Tianwei Yingli, was established as a PRC limited liability company in August 1998. Through a series of equity transfers among holders of Tianwei Yingli’s equity interests and additional equity contributions into Tianwei Yingli from 1998 to 2006, Yingli Group, a PRC company controlled by Mr. Liansheng Miao, and Tianwei Baobian, a PRC listed company, became the only two holders of equity interests in Tianwei Yingli as of August 9, 2006 and held 51% and 49% equity interests in Tianwei Yingli, respectively.

Yingli Green Energy was incorporated on August 7, 2006 in the Cayman Islands as part of a restructuring of the equity interests in Tianwei Yingli in order to facilitate investments by foreign financial investors in Tianwei Yingli and the listing of our shares on an overseas stock market to achieve such investors’ investment goal and exit and liquidity strategies. On August 25, 2006, Yingli Green Energy entered into a Sino-foreign equity joint venture company contract with Tianwei Baobian pursunt to which, among other things, we granted to Tianwei Baobian a right to subscribe for newly issued ordinary shares of us in exchange for all but not part of the equity interest in Tianwei Yingli held by Tianwei Baobian. Tianwei Baobian may exercise this subscription right only after certain conditions (as described below) are satisfied. On September 5, 2006, Yingli Group transferred all of its 51% equity interest in Tianwei Yingli to us in a transaction between entities under common control. As a result of such transfer, Tianwei Yingli became our subsidiary. For financial statements reporting purposes, Tianwei Yingli is deemed to be our predecessor. Through a series of additional equity contributions into Tianwei Yingli, we have increased our holdings to 74.01% of Tianwei Yingli’s equity interests.

In addition to Tianwei Yingli, we also have established or acquired subsidiaries in strategic locations across the PRC, including Haikou, Tianjin, Hengshui, Lhasa, Lanzhou, Kunming, Guangzhou, Beijing, Suzhou, Shandong, Guangxi and Shenzhen, etc. to manufacture, assemble or sell PV modules and systems and ancillary materials.

In August 2007, we established Yingli Green Energy (International) Holding Company Limited, or Yingli International, a British Virgin Islands company limited by shares, as our wholly-owned subsidiary and the intermediate holding company primarily for the purpose of expanding our international and domestic presence. Under Yingli International, we have established:

•                      Yingli Energy (China) Company Ltd., or Yingli China, a PRC limited liability company, as a wholly-owned subsidiary of Yingli International. Yingli China is engaged primarily in the research, manufacturing, sale and installation of renewable energy products.

•                      Yingli Green Energy Chile SpA, or Yingli Chile, a Chile limited liability company, as a wholly-owned subsidiary of Yingli international. Yingli Chile is primarily engaged in the sale and marketing of PV products and relevant accessories in Chile.

•                      Yingli Green Energy Americas. Inc. or Yingli Americas, a Delaware limited liability company, as a wholly-owned subsidiary of Yingli International. Yingli Americas is engaged principally in the production, sale and marketing of PV products and relevant accessories and investments in renewable energy projects.

•                      Yingli Green Energy Capital Holding (Hong Kong) Company Limited or Yingli Capital, a Hong Kong liability company, as a wholly-owned subsidiary of Yingli International. Yingli Capital is engaged principally in import and export trading and investments.

•                      Yingli Energy (Beijing) Co. Ltd., or Yingli Beijing, a PRC limited liability company, with Yingli International holding 90% equity interest in Yingli Beijing. Yingli Beijing is engaged primarily in the sale and manufacture of PV modules and PV systems.

•                      Yingli Green Energy Singapore Company Pte. Limited, or Yingli Singapore, a Singapore limited liability company, as a wholly-owned subsidiary of Yingli International. Yingli Singapore is engaged primarily in the research and experimental development of electronics.

•                      Yingli Green Energy do Brasil, S.A., or Yingli Brasil, a Brasil limited liability company, with Yingli International holding 99.9% of the equity interest in Yingli Brasil. Yingli Brasil is engaged primarily in the sale and manufacture of PV modules and PV systems.

•                      Yingli Green Energy Mexico, or Yingli Mexico, a Mexico liability company, with Yingli International holding 98% of the equity interest in Yingli Mexico. Yingli Mexico is engaged primarily in the sale and marketing of PV modules and PV systems.

Our principal executive offices are located at No. 3399 Chaoyang North Street, Baoding, Hebei Province, People’s Republic of China. Our telephone number at this address is (86 312) 8929-700 and our fax number is (86 312) 8929-800. Our agent for service of process in the United States is located at 489 Fifth Avenue, 9th Floor, New York, NY 10016, USA. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

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

ADM Capital Warrants

In January 2009, Yingli China entered into a credit agreement with ADM Capital for a three-year loan facility of up to US$80.0 million for expanding Yingli China’s production capacity expansion and general corporate uses. In April 2009, Yingli China drew down US$50.0 million of the loan facility and we entered into a warrant agreement whereby we issued to ADM Capital 4,125,000 warrants. Each warrant provides for the right to acquire one ordinary share at an initial strike price of US$5.64, which was based on the 20-trading day volume weighted average closing price per ADS on the New York Stock Exchange for the period prior to the issuance of the warrant, subject to customary anti-dilution and similar adjustments. In June 2009, we and ADM Capital revised the warrant agreement and modified the terms so that (i) the initial strike price decreased from US$5.64 per share to US$5.06 per share, (ii) upon the exercise of the put option by the warrant holders, we may, at our sole discretion, elect to settle the put price in (a) cash, (b) shares or (c) a combination of cash and shares and (iii) the number of ordinary shares we are obligated to issue upon the exercise of the put option by the warrant holders was capped. In May 2010, 498,612 ordinary shares in the form of ADSs were issued to ADM Capital in connection with its exercise of 825,000 warrants. In November 2010, 511,599 ordinary shares in the form of ADSs were issued to ADM Capital in connection with its exercise of 825,000 warrants. In May 2011, 1,444,060 ordinary shares in the form of ADSs were issued to ADM Capital in connection with its exercise of 2,475,000 warrants. As a result, nil warrants remain outstanding as of the date of this annual report.

Follow-on Offerings

In June 2009, we completed a follow-on public offering in which we offered and sold an aggregate of 18,390,000 ordinary shares in the form of ADSs, raising a total of US$227.3 million in net proceeds, and Yingli Power sold 3,000,000 ordinary shares of ADSs.

In April 2014, we completed a follow-on public offering in which we offered and sold an aggregate of 25,000,000 ordinary shares in the form of ADSs, raising a total of US$83.0 million in net proceeds.

Joint Venture Contract

Tianwei Baobian was established under PRC law in September 1999 and its common shares have been listed on the Shanghai Stock Exchange since January 2001. The principal business of Tianwei Baobian is the manufacture of large electricity transformers. The controlling shareholder of Tianwei Baobian is Baoding Tianwei Group Co., Ltd., or Tianwei Group, a wholly state-owned limited liability company established in the PRC in January 1991. The controlling entity of Tianwei Group is China South. Tianwei Baobian became a shareholder of Tianwei Yingli in April 2002. Revenue generated by Tianwei Yingli in 2014 represents a small portion of our total revenue in 2014.

We entered into a joint venture contract (the “2006 Joint Venture Contract”) with Tianwei Baobian on August 25, 2006 and amended the 2006 Joint Venture Contract on October 10, 2006, November 13, 2006, December 18, 2006, September 28, 2007, and November 15, 2012. Tianwei Baobian transferred a 7% equity interest in Tianwei Yingli to Tianwei Group in May 2014 and we entered into a new joint venture contract (the “2014 Joint Venture Contract”) with Tianwei Baobian and Tianwei Group on May 30, 2014, which has replaced the 2006 Joint Venture Contract. The 2014 Joint Venture Contract is governed by PRC law and sets forth the respective rights and obligations of us, Tianwei Baobian and Tianwei Group, or the parties, relating to Tianwei Yingli. The major provisions of the 2014 Joint Venture Contract include the following:

Tianwei Yingli’s Management Structure and Board of Directors

The board of directors of Tianwei Yingli, or the board, is its highest authority and has the power to decide all matters important to Tianwei Yingli.

The board consists of nine directors, six of whom are appointed by us and three of whom are jointly appointed by Tianwei Baobian and Tianwei Group. Each director is appointed for a term of three years and may serve consecutive terms if reappointed by the party which originally appointed such director. Each director may be removed by its appointing party, at any time, with or without cause and may be replaced by a nominee appointed by such party before the expiration of such director’s term of office.

The chairperson of the board is the legal representative of Tianwei Yingli. The chairperson has the right to vote as any other director and does not possess the power to cast a decisive or conclusive vote. We are entitled to appoint a director to serve as the chairperson of the board.

The board is required to meet at least once each quarter. In addition to the regular meetings, the board may hold interim meetings. Each director has one vote at a meeting of the board. Meetings of the board are convened and presided over by the chairperson or, in his or her absence, by the vice chairperson or, in the absence of the vice chairperson, by a director elected by a majority of all of the directors. The board may adopt written resolutions in lieu of a board meeting, as long as the resolutions to be adopted are delivered to all directors and affirmatively signed and adopted by each director. Members of the board are required to act in accordance with board resolutions and may not do anything to jeopardize the interests of Tianwei Yingli.

A quorum for a meeting of the board is two thirds of the board members present, in person (including through telephone or video conference) or by proxy. If a meeting has been duly called and a quorum in person or by proxy is not present, no resolutions made at the meeting will be valid, and the director presiding over such meeting is required to postpone the meeting for no more than seven working days and to send written notice of the postponement to all directors. Any director who fails to attend the postponed meeting in person or by proxy will be deemed to be present at the meeting and be counted in the quorum, but such director will be deemed to have waived his or her voting rights.

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

Resolutions of the board involving any other matter may be adopted by the affirmative vote of a simple majority of a quorum of directors present in person or by proxy at a meeting of the board.

Supervisors

Tianwei Yingli is required to have two supervisors, one of whom is appointed by us and one of whom is jointly appointed by Tianwei Baobian and Tianwei Group. Directors and senior managers may not serve as supervisors. Each supervisor is appointed for a term of three years and may serve consecutive terms if reappointed by the party which originally appointed such supervisor. The supervisors may attend board meetings as non-voting members and make inquiries and suggestions as to matters submitted to board meetings for resolution. The major duties and powers of the supervisors are as follows:

•                      inspect the financial affairs of Tianwei Yingli;

•                      monitor acts of directors and senior managers in the performance of their duties to Tianwei Yingli, and propose removal of directors or senior managers who have violated any laws, regulations, the articles of association of Tianwei Yingli or any board resolutions;

•                      demand directors and senior managers to remedy any of their actions that harm Tianwei Yingli’s interests; and

•                      propose interim meetings of the board.

Senior Management

Tianwei Yingli is required to have one chief executive officer, one chief financial officer and any number of departmental managers. We nominate the chief executive officer to be appointed by the board. The chief executive officer serves a term of three years and may serve consecutive terms if re-nominated by us and reappointed by the board. The chief executive officer has overall responsibility for the daily operation and management of Tianwei Yingli and reports directly to the board. The chief executive officer nominates the chief financial officer for appointment by the board. The chief financial officer is responsible for financial matters of Tianwei Yingli and reports to the chief executive officer. The chief executive officer appoints the managers of Tianwei Yingli’s departments.

Subscription Right

Under the joint venture contract, Tianwei Baobian and/or Tianwei Group is entitled to subscribe for ordinary shares newly issued by us in exchange for all but not part of its or their equity interest in Tianwei Yingli, as applicable. Tianwei Baobian and/or Tianwei Group may exercise this subscription right if, and only if Tianwei Baobian and/or Tianwei Group, or its or their affiliates, as applicable, obtains all of the approvals from relevant PRC government authorities necessary for acquiring our ordinary shares as a result of exercising the subscription right.

Subject to applicable laws in the PRC, the Cayman Islands, any jurisdiction in which our ordinary shares are listed and any jurisdiction in which a qualified securities exchange, including the NYSE, is located and further subject to the listing rules of such exchange, Tianwei Baobian and/or Tianwei Group may exercise the subscription right by sending a written notice, or the subscription exercise notice, to us within one month following the first date on which the condition above is satisfied, accompanied by copies of related approvals and opinion of the PRC counsel.

Prior to exercising its or their subscription right, as applicable, Tianwei Baobian and/or Tianwei Group is required to retain an asset valuation firm reasonably acceptable to us to obtain a valuation of its or their equity interest in Tianwei Yingli in accordance with internationally accepted valuation methods and the provisions of relevant PRC laws and regulations. The valuation report will need to be jointly acknowledged by each of us and Tianwei Baobian and/or Tianwei Group, and complete all relevant procedures required by PRC law (if any). On the basis of the valuation report, we need to agree with Tianwei Baobian and/or Tianwei Group upon the value of its or their equity interest in Tianwei Yingli, as applicable, which equity interest will be exchanged for the subscribed shares.

The number of new ordinary shares that we are obligated to issue to Tianwei Baobian and/or Tianwei Group upon its or their exercise of the subscription right, as applicable, will be calculated according to the following formula:

Number of new shares to be		Total number of our shares		Percentage of Tianwei Baobian’s and/or Tianwei Group’s
issued by us to Tianwei Baobian	=	immediately before the		equity interest in Tianwei Yingli
and/or Tianwei Group		exercise of the subscription		immediately before the exercise of the
		right	X	subscription right
Percentage of our equity interest in
Tianwei Yingli immediately before
the exercise of the subscription
right(1)

(1)            We, Tianwei Baobian and Tianwei Group all have agreed that, following Tianwei Baobian’s and/or Tianwei Group’s exercise of its or their subscription right, as applicable, Tianwei Baobian and/or Tianwei Group will hold indirectly, through its or their holding the newly subscribed shares in us, such an effective equity interest percentage in Tianwei Yingli as shall equal the equity interest percentage which it or they held in Tianwei Yingli, as applicable, immediately prior to the exercise of the subscription right.

In addition, upon Tianwei Baobian and/or Tianwei Group issuing the subscription exercise notice, we and Tianwei Baobian and/or Tianwei Group must sign any and all documents required (e.g. equity purchase agreement, share subscription agerement), take all steps necessary, and obtain all administrative and regulatory approvals, consents, registrations and filings necessary, for Tianwei Baobian and/or Tianwei Group to become the lawful holder and beneficial owner of the subscribed shares newly issued by us, and simultaneously for us to become the lawful holder and beneficial owner of the equity interest in Tianwei Yingli exchanged for those subscribed shares. An equity purchase agreement and/or a share subscription agreement timely executed by Tianwei Baobian and/or Tianwei Group and us will prevail as to the specific terms on which Tianwei Baobian and/or Tianwei Group exercise its or their subscription right, as applicable. However, the provisions of the share subscription agreement must be identical in principle with those set forth in the joint venture contract. Once the necessary agreements have been executed, Tianwei Baobian and Tianwei Group will cooperate with us to complete relevant procedures required by PRC law, including procedures necessary to convert Tianwei Yingli into a wholly foreign-owned enterprise.

Tianwei Yingli’s Registered Capital

Tianwei Yingli currently has a registered capital of approximately RMB3,375.2 million. We currently hold a 74.01% equity interest in Tianwei Yingli, and Tianwei Baobian and Tianwei Group currently hold the remaining 18.99% and 7%, respectively. The registered capital of a company refers to the total amount of the capital subscribed by holders of such company’s equity interests, as registered with relevant authorities. A shareholder of a company is entitled to the rights to and interests in such company in proportion to the fully paid amount of the registered capital of such company for which such shareholder subscribes or as otherwise agreed by and among such company’s shareholders. Such rights and interests include the rights to nominate directors to the board and to receive dividends in proportion to the fully paid amount of the registered capital subscribed by such equity interest holders or as otherwise agreed among such equity interest holders. Under PRC law, the rights and interests of a shareholder of a limited liability company are generally referred to as “equity interest.”

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

Preemptive Right

Each of the parties has the preemptive right to make an additional contribution to the registered capital in proportion to its respective equity interests in Tianwei Yingli as of the date of the board’s resolution to increase Tianwei Yingli’s registered capital. If any party elects to make such an additional contribution, the additional contribution must be paid in full within 30 days after the relevant PRC authority approves the increase of Tianwei Yingli’s registered capital.

If any party notifies the board in writing of its decision to waive its right to make all or part of the additional contribution that it is entitled to make, or fails to pay in full its additional contribution within 30 days after the approval by the relevant PRC authority (such party being the non-contributing party), the other party has the right, but not the obligation, to make such an additional contribution as equals all or part of the amount which the non-contributing party failed or elected not to contribute (such other party, if it so contributes, being the contributing party). In this event, the board will retain an independent asset valuation firm to obtain a valuation of Tianwei Yingli in accordance with internationally accepted valuation methods and provisions of relevant PRC laws and regulations. If the non-contributing party does not make any additional contribution to Tianwei Yingli’s registered capital whereas the contributing party does make such a contribution, the contributing party’s shareholding percentage in Tianwei Yingli immediately after its contribution will be calculated as follows:

(1)        Fair market value means the expected value of Tianwei Yingli immediately following the additional contribution to Tianwei Yingli’s registered capital made by the contributing party.

Transfer of Equity Interests in Tianwei Yingli

Each of the parties may transfer all or part of its respective equity interests in Tianwei Yingli to a third party or to any of its affiliates, subject to the provisions described below.

Right of First Refusal

Any party intending to transfer all or part of its equity interest in Tianwei Yingli (such party being the transferring party) is required to send a written notice, or the offer notice, to the other parties (such parties being the non-transferring parties) and to Tianwei Yingli’s board of directors, notifying them of the transferring party’s intent to transfer such equity interest, or the offered interest; the terms and conditions of the proposed transfer; and the identity of the proposed third-party transferee. The non-transferring parties have a right of first refual in respect of the proposed transfer. Any non-transferring party may exercise its right of first refusal by sending a written notice, or the acceptance notice, to the transferring party within 30 days after receipt of the offer notice, or the 30-day period, notifying the transferring party of such non-transferring party’s intent to acquire all, and not less than all, of the offered interest.

If the transferring party has not received an acceptance notice from either of the non-transferring parties before the expiry of the 30-day period, such non-transferring parties will be deemed to have consented to the proposed transfer. In such an event, the transferring party may transfer the offered interest to the third-party transferee within 60 days after expiration of the 30-day period as provided above and on terms no more favorable than those specified in the offer notice, and the non-transferring parties are obligated to sign a statement indicating their consent and waiver of their respective rights of first refusal.

Notwithstanding the right of first refusal as described above, a party may transfer all or part of its equity interest in Tianwei Yingli to any of its affiliates, and the other parties are obligated to consent to such transfer.

Approval by the Board and the Relevant PRC Authority

Any transfer of an equity interest in Tianwei Yingli is subject to unanimous approval of all directors present in person or by proxy at a meeting of the board or, in the event of a written resolution, the unanimous approval of all directors. Such transfer is also subject to approval by, and registration with, relevant PRC authorities.

In the event of any transfer of an equity interest in Tianwei Yingli to a non-transferring party that timely sends an acceptance notice, to a third party with deemed consent of one or both of the non-transferring parties, or to a party’s affiliate, each as described above, each of the parties is obligated to (i) cause each director appointed by it to vote in favor of board resolutions proposed to approve such transfer, amendments to Tianwei Yingli’s articles of association, and relevant amendments to subordinate agreements and (ii) use its best efforts to effect the transfer and to cause relevant PRC authorities to approve the transfer.

No Transfer to Tianwei Yingli’s Competitors

The parties agreed not to transfer any portion of their respective equity interests in Tianwei Yingli to any third party that is engaged in a business that competes with Tianwei Yingli’s business.

Encumbrance

No party may mortgage, pledge, charge or otherwise encumber all or part of its equity interest in Tianwei Yingli without the prior written consent of the other parties.

Profit Distribution

The maximum dividend payable by Tianwei Yingli to its equity interest holders is calculated based on its retained earnings as calculated under PRC accounting regulations. Prior to any payment of dividends, Tianwei Yingli is required to pay income tax according to PRC laws and regulations and make allocations of retained post-tax earnings to its reserve fund, enterprise development fund and employee bonus and welfare fund, each such allocation to be made at a percentage decided by the board each fiscal year. Any dividend paid by Tianwei Yingli must be distributed to each of the parties in proportion to its respective equity interest in Tianwei Yingli. Tianwei Yingli may not distribute any profit to its equity interest holders until all losses incurred in previous fiscal years are fully recovered. Undistributed profits accumulated in prior fiscal years may be distributed together with profits from the current fiscal year.

Unilateral Termination of the Joint Venture Contract

Any party may unilaterally terminate the joint venture contract if:

•                      Tianwei Yingli or its equity interest holder is bankrupt, enters into a liquidation or dissolution proceeding, ceases its business or becomes incapable of repaying debts that are due,

•                      an event of force majeure occurs and is continuing for over six months and the equity interest holders of Tianwei Yingli cannot find an equitable solution, or

•                      Tianwei Yingli’s business license, or the renewal or replacement thereof, is terminated, cancelled or revoked.

Under the joint venture contract, force majeure is defined as any event which (i) is beyond the control of the parties thereto, (ii) is not foreseeable, or if foreseeable, unavoidable and (iii) prevents any of the parties from performing all or a material part of its respective obligations.

Under the Company Law and other relevant PRC laws and regulations, the business license of a company may be terminated, cancelled or revoked by the relevant registration authority if such company:

•                      obtains its company registration by making a false statement in respect of registered capital, submitting false certificates or by concealing material facts through other fraudulent means, and the registration authority deems such activities to be a material noncompliance with applicable laws and regulations;

•                      fails to commence operation for more than six months without proper cause, or suspends operation on its own without proper cause for more than six consecutive months after having commenced operation;

•                      conducts illegal activities jeopardizing national security and social public interests;

•                      engages in relevant business activities which require special permits or approval without having obtained such permits or approval, and the registration authority deems such activities to be a material noncompliance with applicable laws and regulations;

•                      refuses to accept an annual inspection within the time limit, or conceals facts or resorted to deception during the annual inspection, and the registration authority deems such activities to be a material noncompliance with applicable laws and regulations; or

•                      forges, alters, leases, lends or transfers its business license, and the registration authority deems such activities to be a material noncompliance with applicable laws and regulations.

Under relevant PRC laws and regulations, Tianwei Yingli’s board is required to establish a liquidation committee to carry out the liquidation of Tianwei Yingli upon the expiration or termination of the joint venture contract. The liquidation committee must conduct a thorough examination of Tianwei Yingli’s assets and liabilities. During the course of the liquidation proceedings, Tianwei Yingli may continue its existence, but may not conduct any business activities unrelated to the liquidation process. The proceeds from the liquidation of Tianwei Yingli’s assets must be used first to settle any and all of its outstanding debts, salaries, labor insurance and liquidation-related fees and taxes, and the balance of the proceeds must be distributed to Tianwei Yingli’s equity interest holders in proportion to their respective contributions to Tianwei Yingli’s registered capital. Upon completion of the liquidation, the liquidation committee must submit a liquidation report to relevant PRC authorities to effect deregistration and make a public announcement of the termination of the joint venture contract.

Dispute Resolution

All disputes arising from or in connection with the existence, interpretation, validity, termination or performance of the joint venture contract are required to be submitted to the Hong Kong International Arbitration Centre for final and binding arbitration in accordance with the arbitration rules of the United Nations Commission on International Trade Law, or UNCITRAL, then prevailing. Before an arbitration proceeding may be commenced, (i) the party seeking arbitration must send a written notice to the other parties requesting arbitration and describing the nature of the dispute and (ii) within 90 days of such notice, the parties must have engaged in efforts to resolve the dispute amicably, but such efforts have failed.

Governing Law

The execution, validity, interpretation and performance of the joint venture contract, as well as resolution of disputes under such contract, are governed by PRC law.

B.    Business Overview

Overview

We are one of the world’s leading solar panel manufacturers, and our manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly.  As of the date of this annual report, attributed to our efforts in continuous technological innovations at all levels of our operation and progressive equipment upgrade, we believe that our actual annual manufacturing capacity can reach a maximum of 3,000 megawatts for ingot and wafer, 3,200 megawatt for PV cells and 4,000 megawatts for PV modules. Our products and services substantially cover the entire PV industry value chain, ranging from crystalline polysilicon ingots and wafers, PV cells and PV modules to the manufacture and installation of PV systems, and starting from 2012, to the development and operation of solar projects. We believe that we are one of the largest PV companies in the world to have adopted a vertically integrated business model. Our end-products include PV modules and PV systems of different sizes and power outputs. We sell PV modules under our own brand names, Yingli and Yingli Solar, to PV system integrators and distributors located in various markets around the world, including China, Japan, the United States, the United Kingdom, Algeria, India, Germany, France, South Africa, Israel, Turkey, the Netherlands, Honduras and Brazil.

In January 2009, we acquired Cyber Power Group Limited, or Cyber Power, a development stage enterprise designed to produce polysilicon, and its principal operating subsidiary in China, Fine Silicon Co., Ltd., or Fine Silicon, with an intention to establish our own polysilicon. However, due to the sharp decline in polysilicon prices in recent years, Fine Silicon was not able to achieve cost-effective production. In April 2015, Fine Silicon sold its land use rights to the land underlying its manufacturing facilities as well as the attachments thereon to a government entity in Baoding.  While we may resume the in-house production of polysilicon through cooperation with third parties in order to utilize the remaining equipment of Fine Silicon, we can not assure you that such cooperation will happen or be successful, or that such cooperation could result in any meaningful in-house production of polysilicon at costs comparable to or lower than prevailing market prices.

Our Products and Services

Our products and services include the manufacture of polysilicon ingots and wafers, PV cells, PV modules and integrated PV systems and the development and operation of solar projects, which encompass substantially the entire PV industry value chain, with the manufacture of polysilicon feedstock being the only significant exception.

Polysilicon Ingots and Blocks

A polysilicon ingot is formed by melting, purifying and solidifying polysilicon feedstock into a brick-shaped ingot. Currently we mainly produce 560 kilogram, 600 kilogram and 800 kilogram multicrystalline polysilicon ingots, which account for approximately 80% of our ingots. The polysilicon ingots are then cut into blocks. Our polysilicon blocks are generally available in cuboid with the same face size of 156 millimeters x 156 millimeters and different heights. We use our polysilicon blocks to produce polysilicon wafers.

Polysilicon Wafers

The polysilicon blocks are then sliced into wafers with wire saws. Thinner wafers enable a more efficient use of polysilicon, and lower the cost per watt of power produced. The thickness of our wafers was 180 microns as of December 31, 2014. The diameter of our wires was 130 microns as of December 31, 2014. Our wafers are generally available in the size of 156 millimeters x 156 millimeters. Historically at times when we had produced an excess amount of wafers as a result of the disparity in our wafer manufacturing capacity and the PV cell capacity, we provided excess wafers to third-party toll manufacturers which processed wafers into PV cells and returned the PV cells to us for a processing fee under toll manufacturing arrangements. In 2010, we entered into toll manufacturing arrangements with third-party toll manufacturers, which accounted for a very small percentage of our total production volume. For the years 2011, 2012, 2013 and 2014, we did not have any such toll manufacturing arrangement.

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

In addition, we have commercialized 600 megawatts of monocrystalline production capacity for each of monocrystalline ingots and wafers, cells and modules in Baoding, Hebei Province. These production lines are designed to produce next-generation high efficiency monocrystalline PV cells based on the technology developed through Project PANDA, a collaboration project among us, the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells. We achieved an average cell conversion efficiency rate of 19.8% on the PANDA commercial production lines and a record cell conversion efficiency rate of 21.2% on the PANDA trial line in 2014.

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

Dimensions	Weight	Maximum Power	Optimum Operating Voltage
(mm x mm)	(Kilograms)	(Watts)	(Volts)
1310 x 990	14.7	190 - 210	23
1330 x 990	14.9	205 - 225	24
1640 x 990	18.5	240 - 260	29
1650 x 990	18.5	240 - 260	29
1650 x 990	18.5	260 - 280	30
1960 x 990	25.5	290-310	35
1970 x 990	26	280 - 310	35
1970 x 990	26	310 - 330	36

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

Manufacturing

We started producing PV modules in 2002 and started producing polysilicon ingots and wafers in October 2003 and PV cells in March 2004. As of the date of this annual report, attributed to our efforts in continuous technology innovations at all levels of our operation and progressive equipment upgrade, we believe that our actual annual manufacturing capacity can reach a maxism of 3,000 megawatts for ingots and wafers, 3,200 megawatts for PV cells and 4,000 for PV modules. We use our polysilicon wafers and PV cells as materials in the production of PV modules.

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

PV Cells. The silicon wafers undergo an ultrasonic cleaning process to remove oil and surface particles, followed by a chemical cleaning process to remove the impurities and create a suede-like structure on the wafer surface, which reduces the PV cell’s reflection of sunlight and increases the PV cell’s absorption of solar energy. Through a diffusion process, we then introduce certain impurities into the silicon wafers and form an electrical field within the PV cell. We achieve the electrical isolation between the front and back surfaces of the silicon wafer by edge isolation, or removing a very thin layer of silicon around the edge. We then apply an anti-reflection coating to the front surface of the wafer to enhance its absorption of sunlight. We screen-print negative and positive metal contacts, or electrodes, on the front and back surfaces of the PV cell, respectively, with the front contact in a grid pattern to collect the electrical current. Silicon and metal electrodes are then connected through an electrode firing process in a conveyor belt furnace at a high temperature. Testing and sorting complete the manufacturing process for PV cells.

The diagram below illustrates the PV cell manufacturing process:

PV Modules. PV modules are formed by using welding to interconnect multiple PV cells into desired electrical configurations. The interconnected cells are laid out and laminated in a vacuum. Through these processes, the PV modules are weather-sealed, and thus are able to withstand high levels of ultraviolet radiation, moisture, wind and sand. Assembled PV modules are packaged in a protective aluminum frame prior to testing.

The following diagram illustrates the PV module manufacturing process:

PV Systems. PV system production involves the design, manufacture, installation and testing of PV systems. We design PV systems according to our customers’ requirements. We integrate PV modules and other system components into PV systems by electronically interconnecting PV modules with system components such as inverters, storage batteries and electronic circuitry to produce, store and deliver electricity. For small PV systems such as portable electricity supply systems used for transmitter-receivers, we complete the integration and testing procedures in our facilities in Baoding before such systems are sold to end-customers. For midsized PV systems such as PV lighting systems, we complete the integration process in Baoding, but install and test the systems for our customers on-site. For large PV systems, such as on-grid solar power stations and stand-alone PV systems, we work with our customers on-site to design, install, test and oversee the system startup.

Manufacturing Capacity

As of the date of this annual report, attributed to our efforts in continuous technology innovations at all levels of our operation and progressive equipment upgrade, we believe that our actual annual manufacturing capacity can reach a maxism of 3,000 megawatts for ingots and wafers, 3,200 megawatts for PV cells and 4,000 megawatts for PV modules. We use our polysilicon wafers and PV cells as materials in the production of PV modules at our production facilities located in Baoding and Hengshui, Hebei Province, Haikou, Hainan Province and Tianjin.

Solar Project Development and Operation

Project Development in China

We started our solar project development and operation business on a small scale in China in 2012 and plan to leverage our experience in PV system installation to quickly build up a solid pipeline of solar projects. We are considering various strategies in such downstream businesses including selling self-developed solar projects to third parties upon completion, retaining and operating self-developed solar projects, forming joint ventures with third parties to develop and operate solar projects, and providing engineering, procurement and construction, or EPC services, to third parties.

As of the date of this annual report, we have a pipeline of approximately 1.6 gigawatts of solar projects in different stages of approval across ten provinces in China such as Hebei, Inner Mongolia, Xinjiang, Ningxia, Yunnan, Shanxi and Shandong provinces and continue to develop actively new pipeline for solar projects in other provinces including Jiangsu, Qinghai, Guangxi and Hubei provinces. We intend to sell these projects after their completion.

Project Development Overseas

As of the date of this annual report, we have a pipeline of approximately 300 megawatts of utility-scale solar projects outside China. We have project developments in Europe and are expanding into emerging markets in the sun-belt regions of Africa, the Middle East, and Latin America, through various business models including co-development and joint ventures with existing or new partners.

Raw Materials

Raw materials required in our manufacturing process include polysilicon, polysilicon scraps crucibles, silicon carbides, cutting fluid, steel cutting wires, metallic pastes, laminate materials, tempered glass, aluminum frames, solder, batteries and other chemical agents and electronic components. We generally use vendors who have demonstrated quality control and reliability and maintain multiple supply sources for each of our key raw materials and other consumables so as to minimize any potential disruption of our operations from supply problems with any one vendor. We generally evaluate the quality and delivery performance of each vendor periodically and adjust quantity allocations accordingly. We maintain an adequate supply of raw materials and other consumables based upon periodic estimates of our outstanding customer orders.

In 2012, 2013 and 2014, we purchased the substantial majority of our raw materials and other consumables (other than polysilicon) from approximately 10 overseas suppliers and the rest from Chinese suppliers. Where possible, we seek to procure raw materials and other consumables from suppliers with proven quality and cost advantages.

Polysilicon is the most important raw material used in our production process. Due to growing global demand for polysilicon, polysilicon prices had increased substantially over the past few years until the fourth quarter of 2008. From the fourth quarter of 2008 to the second quarter of 2009, as the result of increased polysilicon manufacturing capacity and decreased demand for polysilicon due to the global financial crisis in 2008 and 2009, the price of polysilicon decreased significantly. Although the polysilicon price rebounded between the third quarter of 2010 and first quarter of 2011 due to the recovery of demand for PV products in certain markets, the polysilicon price has decreased significantly starting from the second quarter of 2011 as the result of increased polysilicon manufacturing capacity for polysilicon and downward price pressure from the decreasing average selling prices of PV modules. In 2012, polysilicon prices continued to decline and reached a historical low of approximately US$14 per kilogram in November 2012. Partly due to China’s anti-dumping and anti-subsidy investigations against U.S., South Korean and European polysilicon manufacturers, polysilicon prices rebounded slightly since December 2012. Since June 2013, polysilicon price has begun to increase and kept a steady increase rate until the first half of 2014. From the second half of 2014, polysilicon price has slightly decreased and reached below US$20 per kilogram as of the date of this annual report. However, any significant increase in the price for polysilicon in the future would materially and adversely affect our profitability and results of operations.

Historically, we relied on spot market purchases to meet a significant portion of our polysilicon needs. In order to secure adequate and timely supplies of polysilicon, we are actively seeking to further strengthen our relationships with our polysilicon suppliers and establish strategic relationships with them. We have entered into various purchase agreements and memorandums of understanding with local and foreign suppliers, including some of the world’s major polysilicon suppliers. Supplies under these purchase agreements began to be provided in early 2009. However, we cannot assure you that we will be able to secure sufficient quantities of polysilicon to meet the requirements of our existing production capacity or support future expansion of our manufacturing capacity, if any.

Between 2006 and 2010, we entered into seven long-term supply contracts with Wacker Chemie AG, or Wacker, a German polysilicon supplier, to provide supplies of polysilicon from 2009 through 2013, from 2009 through 2017, from 2010 through 2018, from 2009 through 2011, from 2010 through 2017, from 2011 through 2013 and from 2011 through 2018, respectively. In addition, in February 2008 we entered into one long-term supply agreement with OCI Company Ltd., or OCI, formerly known as DC Chemical, to provide supplies of polysilicon for the period from 2009 through 2013. From 2009 to 2013, we entered into another two long-term supply contracts with OCI, to provide supplies of polysilicon from 2011 through 2015 and from 2012 through 2018, respectively. We also entered into a polysilicon supply contract with Daqo New Energy Corp., or Daqo, formerly known as Sailing, for supplies of polysilicon from the fourth quarter of 2008 through the end of 2010. In August 2010, we entered into another polysilicon supply agreement with Daqo for supplies of polysilicon from 2011 through 2012. In March 2011, we entered into a long-term polysilicon supply agreement with Hemlock Semiconductor Pte. Ltd., or Hemlock, to provide supplies of polysilicon from 2013 through 2020. In November 2011, we and Hemlock agreed to amend this long-term supply agreement to purchase polysilicon starting from 2012 through 2020 instead of 2013 through 2020. In October 2013, we also entered into an agreement with a certain vendor to amend our long-term supply contracts with the vendor to include a price adjustment mechanism that allows the vendor and us to renegotiate the purchase price on a quarterly basis within a specified price range based on prices then prevailing in the open market. Due to fluctuations in polysilicon prices, we successfully negotiated and executed amendments for current purchases on a quarterly or monthly basis with some of these vendors that amended certain commercial terms such as total contract quantity, advance payment arrangements and unit prices for the relevant quarter or month several times in 2012, 2013 and 2014. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Our polysilicon cost may be higher than the market level as a result of our long-term polysilicon purchase commitment with fixed prices, and we have failed to perform certain of our long-term polysilicon supply contracts according to their original terms.”

Quality Control

We employ quality assurance procedures at key stages of our manufacturing process to identify and address any problems related to the quality of products being produced. Our quality assurance procedures start with assuring the quality of raw materials, which includes our major suppliers of raw materials on an annual basis and inspecting all raw materials upon their arrival at our factory. We also have quality control procedures in place at all key stages of our wafer, PV cell and PV module production processes. In addition, all of our wafers, PV cells and PV modules are tested before they are used in the next step of manufacturing or sent to our warehouse for sale. If a problem is detected, a failure analysis is performed to determine the cause of the problem. To ensure the accuracy and effectiveness of our quality assurance procedures, we provide ongoing training to our production line employees. Our senior management team is actively involved in establishing quality assurance policies and managing the implementation and performance of those policies on a continuous basis.

We have received many types of international certifications for our products and quality assurance programs, which we believe demonstrates our technological capabilities and foster the confidence of our customers. The following table sets forth the major certifications we have received and major test standards our products have met as of the date of this annual report:

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

The design and manufacture of crystalline silicon solar modules, solar cells, multi-crystalline silicon wafers and multi-crystalline silicon ingots

April 2004, December 2010 and renewed in February 2012, September 2012

UL certification, authorized by Underwriters Laboratories Inc., an independent, not-for-profit product-safety testing and certification organization in the United States; evaluated in accordance with USL (Standard for Safety, Flat-Plate Photovoltaic Modules and Panels, UL 1703) and CNL (Canadian Other Recognized Document, ULC/ORD-C1703-01, Flat-Plate Photovoltaic Modules and Panels).

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

Certain models of PV modules

January 2007 and renewed in February 2010	ISO 14001: 2004 certification for environment management system.	The design and manufacture of crystalline silicon solar modules, solar cells, multi-crystalline silicon wafers and multi-crystalline silicon ingots

November 2009	CEC-California, conducted by UL, against UL and IEC standard.	Certain models of our PV modules

July 2010	“Golden Solar” certification by CGC, against the requirements of IEC61215:2005.	Certain models of our PV modules

March 2011	“Golden Solar” certification by CGC, against the requirements of IEC61215:2005.	PANDA series modules

August 2011 and August 2012	JET certification, conducted by Japan Electrical Safety & Environment Technology Laboratories, an independent approval agency in Japan, against the requirement of IEC61215:2005 and IEC61730:2004	Certain models of our PV modules

August 2011	MCS certification authorized by United Kingdom Accreditation Service (UKAS), a non-profit independent certification company, against the requirements of MSC 010-1.5 and MSC 005-2.3.	Certain models of our PV modules

September 2011	KEMCO certification, conducted by South Korea Energy Management Corporation in South Korea, against the requirements of IEC61215:2005 and IEC61730:2004.	PANDA series modules

October 2011	Inmetro certification, conducted by Inmetro in Brazil, against IEC or UL standard.	Certain models of our PV modules

July 2012	PCCC certification, conducted by Power (Beijing) Product Certification Center Co., Ltd, against IEC 61215:2005 and IEC 61730:2004.	Certain models of our PV modules

August 2012	TÜV certification, conducted by TÜV Rheinland Japan Ltd, against the requirement of JIS Q 8901:2012.	PV modules requirement for reliability assurance system (design, production and performance guarantee)

May 2013	CEC-Australian certification, conducted by Clean Energy Council Limited, against IEC 61215:2005 and IEC 61730:2004.	Certain models of our PV modules

May 2013	SGS certification, conducted by SGS-CSTC Standard Technical Service (Shanghai) Co., Ltd, against IEC 61215:2005, IEC 61730:2004 and IEC 60068-2-68 blowing sand test.	Certain models of our PV modules

June 2013	TÜV certification, conducted by TÜV SUD Product Service GmbH, against the requirements of IEC 61215:2005, IEC 61730:2004 and IEC 82/685/NP PID-free.	Certain models of our PV modules

Markets and Customers

Our products are sold in China’s domestic market and in various international markets, such as Japan, the United States, the United Kingdom, Germany, India, France, South Africa, Algeria, Brazil, Turkey, Israel and Honduras, etc. The following table sets forth the revenues generated from our major markets as percentages of our net revenues for the periods indicated.

	Year Ended December 31,
	2012	2013	2014
	%	%	%
PRC	23.3	33.9	35.2
Japan	0.7	7.2	19.3
United States	14.1	21.7	17.8
United Kingdom	1	3	7.7
Germany	41.8	18.2	5.2

For a breakdown of our net revenue by geographic regions for 2012, 2013 and 2014, see Note (24) to our audited consolidated financial statements included elsewhere in this annual report.

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

Sales and Marketing

We currently sell our PV modules primarily to distributors, wholesalers, power plant developers and operators and PV system integrators. Our focus on specific types of customers depends largely on the demand in specific markets. Distributors and wholesalers tend to be large volume purchasers. We also work with solar power plant developers and operators by supplying solar modules for select downstream projects. PV system integrators typically design and sell integrated systems that include our branded PV modules along with other system components. Some of the PV system integrators also resell our modules to other system integrators.

We employ a total of approximately 270 marketing and sales personnel at our headquarters in Baoding and also in Beijing, Hebei, Shenzhen, Tianjin, Guangxi, Jiangsu, Shandong and Tibet, etc. We believe that the adoption of China’s Renewable Energy Law and the PRC government’s commitment to developing sources of renewable energy will contribute to rapid growth of the PV market in China. We plan to leverage our existing relationships with end-users to increase our sales in China, especially our sales of PV systems. As part of our efforts to expand overseas, we have built a sales team of 155 representatives located in the United States, Japan, Germany, Italy, Spain, Turkey, South Africa, Brazil, Chile, Australia, Singapore and Dubai and expect in the future to further expand our overseas sales force.

In order to avoid brand confusion and build more direct relationships with our customers, we have actively promoted our brand name by participating in trade shows and exhibitions, advertising in newspapers and trade magazines, and securing various sponsorships. For example, to strengthen our leadership position in our existing markets and to establish our presence in emerging markets, we became an official sponsor of the 2014 FIFA World Cup BrazilTM in June 2011. Our sponsorship rights included ticketing and hospitality rights, perimeter-board advertising, as well as the right to use the FIFA World CupTM emblems and logo. We expect our sponsorship activities to increase business opportunities in Brazil and other regions in Latin America. On December 10, 2013, we launched the 2014 FIFA World Cup™ official campaign “All Under One Sun” in Hangzhou, Zhejiang Province of the PRC. With the theme of “All Under One Sun”, we will promote solar and the concept of sustainability through the FIFA World Cup™, one of the most influential marketing platforms around the world. We also were an official sponsor of the 2010 FIFA World CupTM in South Africa. In August 2011, we became the first official renewable energy partner of U.S. Soccer. Through the end of 2014, we supported U.S. Soccer’s ongoing efforts to develop the game of soccer at all levels, as well as working with U.S. Soccer to provide solar energy for local athletic centers in disadvantaged communities across the U.S. On January 22, 2011, we became an Official Premium Partner of FC Bayern München, or FCB, one of the most successful and popular football clubs in the world. Our sponsorship as an Official Premium Partner in the renewable energy business sector commenced with the second leg of the 2010/2011 season and will continue until the end of the 2016/2017 season. Under this sponsorship, we have a series of marketing rights, including ticketing and hospitality, advertising and media/public relations, as well as the right to market and sell our solar products in official FCB fan shops. In 2012, we hosted the first “Yingli Cup” in Beijing, China, which was a match between FC Bayern München, one of the most successful football clubs in the world, and Beijing Guoan, one of the most popular football clubs in China. “Yingli Cup” was appointed as part of the official activities for the Fortieth Anniversary of Sino-German Diplomatic Relations. In 2013 and 2014, we sponsored junior football players from China, Japan and Thailand to compete with other talented young football players from all over the world in the final tournament of the FC Bayern Youth Cup at FC Bayern’s home stadium in Munich, Germany. The “Youth Cup” is an international charity youth competition initiated by the FCB with support from several sponsors around the world including us.

Customer Support and Services

We provide customer support and services in China through dedicated teams of technical service personnel located in Baoding, Beijing, Hebei, Shenzhen, Tianjin, Guangxi, Jiangsu, Shandong and Tibet, etc. Our customer support and services teams coordinate their activities with our marketing, technology, quality and manufacturing departments.

We provide customer support and service to overseas customers through our overseas subsidiaries and regional headquarters located in our major markets, such as the United States, Japan, Germany, Italy, Spain, Turkey, South Africa, Brazil, Chile, Australia, Singapore and Dubai. Before September 30, 2011, our PV modules were typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty against declines of more than 10% and 20% of initial power generation capacity, respectively. From October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nominal power output for 10 years, and 80.7% of nominal power output for a period of 25 years for multicrystalline PV modules and 98.0% of nominal power output for the first year, 92.0% of nominal power output for 10 years, and 82.0% of nominal power output for a period of 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with a linear-based warranty which guarantees each year of power output during the twenty-five-year warranty period.  In 2012, we entered into a module performance warranty insurance agreement with Munich Re’s specialty primary insurers. According to the agreement, both of us will provide additional economic security for large-scale commercial and utility project developers, investors and debt providers during the period from October 1, 2012 to September 30, 2013. In December 2013, we entered into a similar module performance warranty insurance agreement with another insurance company for the same scope of beneficiaries for the period from January 1, 2014 to December 31, 2014. In 2014, we launched the new comprehensive warranty, and the PV modules achieved PID resistance identification according to the IEC standard. Nevertheless, we bear the risk of warranty claims long after we have sold our products and recognized revenues. In connection with our sales of PV systems in the PRC, we provide a one- to five-year warranty against defects in our modules, storage batteries, controllers and inverters. Because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate, and because our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty provided by us for our products will be adequate in light of the actual performance of our products. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Unsatisfactory performance of or defects in our products may cause us to incur additional warranty expenses, damage our reputation and cause our sales to decline.”

Intellectual Property

We have registered our trademarks “Yingli” and “Yingli Solar” in China. We have full rights to use “Yingli Solar” in a number of foreign jurisdictions where we sell or plan to sell our products, including all members of the European Union, the United States and Canada. As of the date of this annual report, we have been granted 1,171 patents and are applying for 262 patents. We rely on a combination of patent, trademark, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Aside from the know-how available in the public domain, we have developed in-house unpatented technical know-how that we use to manufacture our products. Many elements of our manufacturing processes involve proprietary know-how, technology or data, either developed by us in-house or transferred to us by our equipment suppliers, which are not covered by patents or patent applications, including manufacturing technologies and processes and production line and equipment designs. We have taken security measures to protect these elements. Substantially all of our research and development personnel are parties to confidentiality, non-compete and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop during the terms of their employment with us. We also take other precautions, such as internal document and network assurance and using a separate dedicated server for technical data. Since our inception we have not had any material intellectual property claims brought against us. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry —Our limited intellectual property protection both within and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, either of which may have a material and adverse effect on our business, results of operations and financial condition.”

Competition

The PV market is intensely competitive and rapidly evolving. The supply of PV products has rapidly increased due to the growth of actual and forecasted demand for PV products and relatively low barriers to entry. The weakened demand for PV modules due to weakened macroeconomic conditions and tightened credit for PV project financing, combined with the increased supply of PV modules in recent years, have caused the price of PV modules to decline since the beginning of the fourth quarter of 2008. Since the last quarter of 2012, the price of PV modules has remained relatively stable primarily due to the shake-out of certain uncompetitive production capacity and increased demand worldwide. Demand started to increase from the second half of 2013. We expect that the prices of PV products, including PV modules, may steadily and slightly decrease due to continued reductions in the cost of their manufacture. If we fail to attract and retain customers in our target markets for our current and future core products, namely PV modules and PV systems, we will be unable to increase our revenues and market share.

In 2011, 2012, 2013 and 2014, a significant portion of our revenues have derived from overseas markets, including Germany, the United States, France, Japan, India, Australia,Turkey, Egypt, Singapore, Malaysia, South Africa, Algeria, Mexico and Brazil. In these markets, we compete with both local and international producers of solar products, including the solar energy divisions of large conglomerates such as Sharp Corporation, PV module manufacturers such as SunPower Corporation, thin film solar module manufacturers such as First Solar, Inc., and integrated PV product manufacturers such as SolarWorld AG, Renewable Energy Corporation and Trina Solar Limited. In 2014, sales in China accounted for approximately 35.2% of our total revenues, compared to approximately 33.9% in 2013. We expect more competition from local PV module manufacturers in China as we continue to expand in the China market.

We may also face competition from new entrants to the PV market, including those that offer more advanced technological solutions or that have greater financial resources, such as semiconductor manufacturers, several of which have announced their intention to start producing PV cells and PV modules. A significant number of our competitors are developing or currently producing products based on PV technologies which may be believed to be more advanced, including amorphous silicon, string ribbon and nano technologies, which eventually may offer cost advantages over the crystalline polysilicon technologies which we currently use. Widespread adoption of any of these technologies could result in a rapid decline in demand for our products and a resulting decrease in our revenues if we fail to adopt such technologies. In addition, some of our competitors have become, or are becoming, vertically integrated in the PV industry value chain, as we already have become, from silicon ingot manufacturing to PV system sales and installation. Our competitive advantage as a vertically integrated PV product manufacturer could be further eroded if more of our competitors were to become vertically integrated in the PV industry value chain. In addition, our competitors may also enter into the polysilicon manufacturing business, which may provide them with cost advantages. Furthermore, the entire PV industry also faces competition from conventional energy and non-solar renewable energy providers.

With respect to PV modules, we compete primarily in terms of price, reliability of delivery, consistency in the average wattage of our PV modules, durability, appearance and the quality of our after-sale services. We believe that our highly reliable and cost-effective products, strong brand name, well-established reputation and integrated service model make our PV modules competitive. We sell small commercial, personal and home-use PV systems primarily in China where we have competitive advantages over our overseas competitors because of our closer proximity to customers in China and better understanding of their needs. We also have domestic competitors in China.

With respect to large integrated PV system projects, we compete primarily in terms of price, design and construction experience, aesthetics and conversion efficiency. We face competition from other providers of renewable energy solutions, including developers of PV, solar thermal and concentrated solar power systems, and developers of other forms of renewable energy projects, including wind, hydropower, geothermal, biomass, and tidal. In particular, to the extent other solar module manufacturers become more vertically integrated, we expect to face increased competition from such companies in the PV system project market. We also face competition from other EPC companies and joint venture type arrangements between EPC companies and solar companies. While the decline in PV modules prices over the last several years has led to increased demand for solar electricity worldwide, competition at the systems level can be intense, thereby exerting downward pressure on systems level profit margins across the industry, to the extent that competitors are willing and able to bid aggressively low prices for new projects and power purchase agreements, or PPAs, using low cost assumptions for modules, Balance of System components, installation, maintenance and other costs. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry —We face intense competition in the PV modules and PV system markets. Our PV products compete with different solar energy systems, as well as with other sources of renewable energy in the alternative energy market. We cannot guarantee that we will continue to compete effectively in the markets in which we operate. Our failure to adapt to changing market conditions and to compete successfully with existing or future competitors would have a material and adverse effect on our business, prospects and results of operations.”

Environmental Matters

Our manufacturing processes generate noise, waste water, gaseous byproducts and other industrial waste. We have installed various types of anti-pollution equipment in our facilities to reduce, treat, and where feasible, recycle the wastes generated by our manufacturing processes. The most significant environmental contaminant we generate is waste water. We have built special facilities to filter and treat waste water generated by our production processes and recycle the water back into our production processes. The other major environmental contaminant we generate is gaseous byproducts. We treat such gas in our special facilities to reduce the contaminant level to below the applicable environmental protection standard before discharging the gas into the atmosphere. Our operations are subject to regulation and periodic monitoring by local environmental protection authorities. The Chinese national and local environmental laws and regulations impose fees for the discharge of waste substances above prescribed levels, impose fines for serious violations and provide that the Chinese national and local governments may, in their discretion close or suspend the operation of any facility that fails to comply with orders requiring it to cease or remedy its operations causing damage to the environment.

We have devoted significant efforts to technological innovation and progressive equipment upgrades in some of our manufacturing facilities to improve our production efficiency. Due to these technological innovations and equipment upgrades, our utilization rate in these manufacturing facilities has increased. Actual production capacity of HainanYingli’s manufacturing facilities even exceeded the original capacity permitted by its existing environmental assessment approvals. On March 6 and March 12, 2014, Hainan Yingli received notices from the Department of Land, Environment and Resources of Hainan Province, or the Hainan LER Department, and the Haikou Municipal Environmental Protection Bureau, respectively, requesting Hainan Yingli to (i) suspend partially its production lines, and (ii) apply for new environmental impact assessments for its increased production capacity due to equipment upgrades. In addition, three fines were levied against Hainan Yingli in a total amount of approximately RMB0.27 million. Hainan Yingli worked closely with the relevant local governmental authorities for the new environmental impact assessments and to re-obtain the trial production permits. On May 16, 2014, Hainan Yingli obtained trial production permits from the Hainan LER Department and on October 29, 2014, the Hainan LER Department approved Hainan Yingli’s environmental impact assessment.

Except as disclosed above, no such penalties have been imposed on us or our subsidiaries, and we believe that we are currently in compliance with current environmental protection requirements in all material respects, and have obtained or are in the process of obtaining all necessary environmental permits for all of our production expansion projects. We are not aware of any other pending or threatened environmental investigation proceeding or action by any governmental agency or third party.

Insurance

We maintain an insurance policy covering losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our inventory, fixed assets and ongoing projects amounted to approximately RMB11,900 million as of the date of this annual report. We also maintain insurance policies in respect of marine, air and inland transit risks of our products. In addition, we have obtained product liability insurance coverage. The insurance policy covers bodily injuries and property damage caused by products we have sold, supplied or distributed up, to specified limits. We do not maintain any insurance coverage for business interruption or key-person life insurance for our executive officers. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material and adverse effect on our results of operations. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We have limited insurance coverage and may incur uncovered losses resulting from business interruption or natural disasters.”

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

Renewable Energy Law and Other Government Directives

In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006, or the 2006 Renewable Energy Law. The 2006 Renewable Energy Law sets forth the national policy to encourage and support the use of solar and other sources of renewable energy and the use of on-grid generation. On December 26, 2009, the Standing Committee of the National People’s Congress adopted an amendment to the 2006 Renewable Energy Law, or the Amended Renewable Energy Law, which became effective on April 1, 2010. While the 2006 Renewable Energy Law has laid the legal foundation for developing renewable energy in China, the Amended Renewable Energy Law has introduced practical implementation measures to enhance such development.

The Amended Renewable Energy Law details the principles, main content and key issues of the plans to develop and utilize renewable energy, further elaborates on the requirements for grid companies to purchase the full amount of electricity generated from renewable energy sources by setting out the responsibilities and obligations of the government, the power companies and the grid companies, respectively, and also clarifies that the state will set up a special fund, referred to as the renewable energy development fund, to compensate the difference between the tariff for electricity generated from renewable energy and that generated from conventional energy sources. The proceeds of the renewable energy development fund may also be used to support renewable energy scientific research, finance rural clean energy projects, build independent power systems in remote areas and islands, and build information networks to exploit renewable energy. It is anticipated that China will publish more detailed implementing rules for the Amended Renewable Energy Law and make corresponding changes to those existing implementing rules relating to renewable energy.

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

On March 23, 2009, the MOF, issued the Provisional Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, which outline a subsidy program dedicated to rooftop PV systems with a minimum peak capacity of 50 kilowatt-peak.

On July 1, 2010, the Ministry of Housing and Urban-Rural Development issued the “City Illumination Administration Provisions” or the Illumination Provision. The Illumination Provisions encourage the installation and use of renewable energy system such as PV systems in the process of construction and re-construction of city illumination projects.

On July 24, 2011, the NDRC issued the Notice on Improving the On-grid Tariff Policy for Photovoltaic Generation.  Under this Notice, it is required that a uniform national benchmark on-grid tariff for solar energy photovoltaic generation be formulated. Furthermore, for PV projects that had been approved before July 1, 2011and would be completed by December 31, 2011, the feed-in tariff would be RMB1.15/kWh, including value-added tax, or VAT. Except for PV projects that are constructed in Tibet, for PV projects that are approved after July 1, 2011 and PV projects that had been approved before July 1, 2011but would not be completed by December 31, 2011, the feed-in tariff including VAT would be RMB1/kWh.

On November 29, 2011, the MOF, NDRC and NEA jointly issued the Interim Measures for the Administration of Levy and Use of Renewable Energy Development Fund, which provides that development funds for renewable energy include designated funds arranged by the public budget of national finance, and renewable energy tariff surcharge collected from electricity consumers. Solar power projects can only receive central government subsidies after completing certain administrative and perfunctory procedures with the relevant authorities of finance, price and energy to be qualified for such subsidy.

In order to be qualified for such subsidy, ground-mounted projects submit applications to the relevant provincial authorities; and in accordance with the Circular on Issues Concerning Implementing Electric Quantity-based Subsidy Policy for Distributed Generation Projects issued by the MOF on July 24, 2013, rooftop DG projects submit applications to the grid enterprises in the area where the projects are located. After preliminary review of the applications, the provincial authorities will jointly report to the MOF, NDRC and NEA, and the MOF, NDRC and NEA will have final review on such applications to decide whether to list in the subsidy catalog.

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

On January 1, 2013, the State Council adopted a Circular on the Twelfth Five-Year Plan for Energy Development, which sets out key development objectives for the industry during the PRC’s 12th Five-Year Plan. In accordance with this plan, to optimize the structure of energy consumption, the proportion of non-fossil energy consumption is to be increased to 11.4 percent of total energy consumption by 2015.

In March 2013, the NDRC issued the Notice on Improving the Pricing Scheme for Photovoltaic Power Generation. According to this notice, the NDRC proposed to reduce the feed-in tariff for utility scale PV projects from RMB1/kWh to RMB0.75/kWh, RMB0.85/kWh and RMB0.95/kWh, depending on the project’s location. The feed-in tariff for PV projects constructed in specific regions would remain at RMB1/kWh. In addition, the NDRC proposed a subsidy of RMB0.35/kWh for distributed PV generation projects and the purchase price of electricity generated to be in line with existing tariffs for electricity generated from coal.

In March 2013, the NDRC, the NEA and the MOF jointly issued measures to standardize settlement of feed-in tariffs, which are believed to help address delays in payment of solar subsidies and settlement of accounts payable experienced by solar project developers. In addition, pursuant to a July 2013 MOF notice, starting from August 2013, subsidies for distributed PV power generation stations (excluding distributed PV power generation projects) are required to be paid directly from the MOF to the State Grid Corporation of China and the China Southern Power Grid Co., Ltd., rather than through the MOF’s provincial counterparts. As a result of such measures, the collection period for feed-in-tariffs is expected to be significantly shortened.

The MOF has proposed to almost double the renewable energy surcharge for end-users of electricity from RMB0.008/kWh to RMB0.015/kWh, effective from September 25, 2013.

On August 26, 2013, the Department of Price Supervision of the NDRC released subsidy details for PV projects. Transmission-grid-connected projects will receive a feed-in-tariff of RMB0.90/kWh to RMB1.00/kWh, and distribution-grid-connected projects will receive a premium of RMB0.42/kWh in addition to the desulphurized coal benchmark price. Distribution-grid-connected projects are expected to represent the majority of China’s new PV installations over the next few years. Unlike the rest of the world, capital expenditures for distribution-grid-connected projects are higher than transmission-grid-connected projects, since labor costs for scaffolding and work on rooftops are low in China and rooftop space is currently free. Meanwhile, the NDRC announced that the feed-in tariff will be valid, in principle, for 20 years.

On September 23, 2013, the MOF and the State Administration of Taxation jointly issued a notice that ordered a 50% refund of value-added tax on sales by PV manufacturers of their PV products. This VAT refund will be effective from October 1, 2013 through December 31, 2015.

On November 26, 2013, the MOF announced that electricity generated by distributed PV systems for their own use is exempted from paying governmental charges of additional renewable energy tariffs, fundings of major national water conservancy construction projects, large and medium-sized reservoir settlement support and rural loans. On the same date, the NEA promulgated the “Interim Measures for the Administration of PV Power Generation”, which clarify that the state department in charge of energy and its local counterparts are responsible for supervising PV projects.

On February 12, 2014, the NEA circulated the target for national solar installations in 2014 to be 14GW, 6GW of which would be targeted for utility scale, 8GW for distributed generation. The NEA revised this installations target to 13GW in August due to slower than expected growth in the first half of 2014.

Also on Feburary 12, 2014, the NEA released a list of 81 “New Energy Demonstration Cities” and eight “industrial demonstration parks” in 28 cities and 8 provinces respectively. These cities and zones are required to achieve their respective mandatory targets in terms of solar PV installations and the percentage of installed renewable energy power generation capacities by the end of 2015, or the end of the 12th Five-Year-Plan.

In February 2014, the Certification and Accreditation Administration and the NEA jointly issued the “Implementation Opinions on Strengthening the Testing and Certification of PV Products.” The implementation opinions specify that only certified PV products may be connected to the power grid or receive government subsidies. The institutions that certify PV products must be approved by the Certification and Accreditation Administration. According to the implementation opinions, PV products that are subject to certification include PV battery parts, inverters, control devices, confluence devices, energy storage devices and independent PV systems.

On September 2, 2014, the NEA of China issued new policies to accelerate the development of distributed generation and simplify the relevant approval process. In addition, the new policy encouraged the development of more innovative financing structures for distributed generation projects, with potential options such as loan guarantees, leasing models, strategic partnerships between banks and PV installers, and increased support for personal and business loans.

On January 28, 2015, the NEA of China announced the target for national solar installations in 2015 to be 15GW, 8GW of which would be targeted for utility scale, 7GW for distributed generation.

Environmental Regulations

Our manufacturing processes generate noise, waste water, gaseous byproducts and other industrial waste. We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the PRC Environmental Protection Law, the PRC Law on the Prevention and Control of Water Pollution and its implementation rules, the PRC Law on the Prevention and Control of Air Pollution and its implementation rules, the PRC Law on the Prevention and Control of Solid Waste Pollution, the PRC Law on the Prevention and Control of Noise Pollution and the PRC Law on Appraising Environment Impacts.

In addition, under the PRC Environmental Protection Law, the Ministry of Environmental Protection sets national pollutant emissions standards. However, provincial governments may set stricter local standards, which are required to be registered with the State Administration for Environmental Protection. Enterprises are required to comply with the stricter of the two standards.

Relevant laws and regulations generally impose discharge fees based on the level of pollutions emitted. These laws and regulations also impose fines for violations of laws, regulations or decrees and provide for possible closure by the central or local government of any enterprise which fails to comply with orders requiring it to remedy its activities causing damage to the environment.

Equity Joint Ventures

Tianwei Yingli, as a Sino-foreign equity joint venture enterprise, is an equity joint venture subject to certain PRC laws and regulations. Equity joint ventures, as a form of foreign investment permitted in China, are governed primarily by the following laws and regulations:

•                      the Company Law (1993), as amended;

•                      the Law on Sino-Foreign Equity Joint Venture Enterprises (1979), as amended; and

•                      Rules on Implementation of the Law on Sino-Foreign Equity Joint Venture Enterprises (1983), as amended.

An equity joint venture is a limited liability company under PRC law and its establishment is subject to the approval of MOFCOM or its authorized local counterpart where such equity joint venture is located. The board of directors is the highest authority of an equity joint venture and has the power to decide all matters that are material to the equity joint venture. Each director is appointed for a term of no more than four years and may serve consecutive terms if appointed by the party by which he or she was originally appointed. Each director may be removed by its appointing party, at any time, with or without cause and may be replaced by a nominee appointed by such party before the expiration of such director’s term of office.

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

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law, or the EIT Law, and adopted a uniform income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The EIT Law became effective on January 1, 2008. The EIT Law provides a five-year transition period from its effective date for enterprises that were established before the promulgation date of the EIT Law and which enterprises were entitled to preferential tax rates and treatments under the then effective tax laws or regulations. On December 26, 2007, the PRC government issued detailed implementation rules regarding the transitional preferential policies. Furthermore, under the EIT Law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to a preferential enterprise income tax rate of 15%. The Ministry of Science and Technology, the MOF and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises on April 14, 2008 and the Guidelines for the Recognition of High and New Technology Enterprises on July 8, 2008.

Under the effective tax laws and regulations, Tianwei Yingli, as a foreign invested enterprise engaged primarily in manufacturing and having been in operation for more than ten years, was entitled to a two-year exemption from the enterprise income tax from its first profit-making year following its conversion into a Sino-foreign equity joint venture company, which exemption specifically was effective in 2007 and 2008, and a 50% reduction in the subsequent three years, from 2009 to 2011. Accordingly, Tianwei Yingli was subject to enterprise income tax at a rate of 12.5% from 2009 to 2011. In August 2011, Tianwei Yingli renewed the certificate for its status as a “High and New Technology Enterprise” and extended the preferential income tax period for another three years starting from 2011. As a result, Tianwei Yingli was entitled to a preferential EIT rate of 15% for 2012 and 2013. In August 2014, Tianwei Yingli renewed the certificate for its status as a “High and New Technology Enterprise” and extended the preferential income tax period for another three years starting from 2014. As a result, Tianwei Yingli is entitled to a preferential EIT rate of 15% from 2014 to 2016. Yingli China was established in October 2007 and was originally recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in December 2008.  In August 2011, Yingli China renewed the certificate for its status as a “High and New Technology Enterprise” and extended the preferential income tax period for another three years starting from 2011. As a result, Yingli China was entitled to a preferential EIT rate of 15% from 2011 to 2013. In August 2014, Yingli China renewed the certificate for its status as a “High and New Technology Enterprise” and extended the preferential income tax period for another three years starting from 2014. As a result, Yingli China is entitled to a preferential EIT rate of 15% from 2014 to 2016. Fine Silicon was originally recognized by the Chinese government as a “High and New Technology Enterprise” in November 2009. As a result, Fine Silicon was entitled to a preferential enterprise income tax rate of 15% from 2009 to 2011. Fine Silicon renewed the certificate for its status as a “High and New Technology Enterprise” for another three years starting from 2012. Hainan Yingli, located in the Hainan special economic zone, was established in September 2009 and was originally recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in September 2011. Therefore, Hainan Yingli was entitled to a two-year tax exemption from the enterprise income tax for the first two years of its operation, and a 50% reduction in the subsequent three years upon generating any operational revenues. Yingli Hainan elected to defer the commencement of the abovementioned tax holidays until January 1, 2011. Therefore, Hainan Yingli is entitled to an exemption from EIT from 2011 to 2012 and a preferential EIT rate of 12.5% from 2013 to 2015. Tianjin Yingli, located in Tianjin, was established in March 2011 and was originally recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in July 2013. Therefore, Tianjin Yingli is entitled to a preferential EIT rate of 15% from 2013 to 2015. Lixian Yingli, located in Lixian, Hebei Province, was established in June 2010 and was originally recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in July 2013. Therefore, Lixian Yingli is entitled to a preferential EIT rate of 15% from 2013 to 2015. Hengshui Yingli, located in Hengshui, Hebei Province, was established in April 2011 and was originally recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in July 2013. Therefore, Hengshui Yingli is entitled to a preferential EIT rate of 15% from 2013 to 2015.

Furthermore, continued qualification as a “High and New Technology Enterprise” is subject to a review every three years by relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. If renewed after our reapplication and relevant government authorities’ review and annual evaluation, a “High and New Technology Enterprise” status will enable Tianwei Yingli, Yingli China, Fine Silicon, Tianjin Yingli, Lixian Yingli, Hengshui Yingli and Hainan Yingli to continue to enjoy the preferential income tax rate of 15% for another three years. These entities have passed all previous reviews and evaluations by relevant PRC government authorities for this qualification, and we expect them in the future to continue to pass such reviews and evaluations.

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

The EIT Law also specifies that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and generally are subject to enterprise income tax on their worldwide income at the uniform 25% rate. Under the implementation rules for the EIT Law issued by the State Council, a “de facto management body” is defined as a body that has substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties and other factors of an enterprise. On April 22, 2009, the State Administration of Taxation promulgated the Notice Regarding Determination of Chinese-Controlled Overseas Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies, or SAT Circular 82, which sets out criteria for determining whether “de facto management bodies” are located in China for overseas incorporated, domestically controlled enterprises. However, as this circular only applies to enterprises incorporated under laws of foreign countries or regions that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us and some of our subsidiaries. Therefore, although substantially all of our management is currently located in the PRC, it remains unclear whether the PRC tax authorities would require or permit our overseas registered entities to be treated as PRC resident enterprises. If the PRC tax authorities determine that Yingli Green Energy and some of our subsidiaries, such as Yingli International, Yingli Capital, Yingli Hong Kong, Cyber Power and Cyber Lighting, are PRC resident enterprises, we and such subsidiaries may be subject to enterprise income tax as to our global income at the 25% rate. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — We and some of our subsidiaries may be deemed resident enterprises under the EIT Law and be subject to PRC taxation as to our worldwide income”.

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which replaced or supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to this Bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the payor bears the withholding obligation. Where the payor fails to withhold any or sufficient tax, the transferor shall declare and pay such the tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

There is uncertainty as to the application of Bulletin 7 and the previous rules under Circular 698. Especially since Bulletin 7 has been promulgated only recently, it is not clear how it will be implemented. Tax authorities may determine that Bulletin 7 is applicable to any offshore transaction involving both us and a non-PRC resident enterprise. As a result, both transferors and transferees may be subject to obligations to withhold, or make filings regarding, EIT, and one or more of our PRC subidiaries may need to assist with such filing. Furthermore, we and one or more of our non-PRC resident enterprises or PRC subidiaries may need to spend valuable resources in order to comply with Bulletin 7, or to establish that we and our non-PRC resident enterprises should not be taxed under Bulletin 7. Any such expenditure of valuable resources may have a material and adverse effect on our financial condition and results of operations.

Value Added Tax

Pursuant to the Provisional Regulation of the PRC on Value Added Tax and its implementation rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay Value Added Tax at a rate of 17.0% of the gross sales proceeds received, less any creditable Value Added Tax already paid or borne by the taxpayer. In addition, when exporting goods, the exporter is entitled to a portion of or all the refund of value added tax that it has already paid or borne. Imported raw materials that are used by our operating subsidiaries for manufacturing products intended for export, and are deposited in bonded warehouses are exempt from import Value Added Tax.

Foreign Currency Exchange

Foreign currency exchange in China is primarily governed by the following rules:

•                      Foreign Currency Administration Rules (1996), as amended; and

•                      Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996).

Under the Foreign Currency Administration Rules, the foreign exchange incomes of domestic entities and individuals can be remitted into China or deposited abroad, subject to conditions and time limits to be issued by the PRC State Administration of Foreign Exchange, or SAFE. According to the Foreign Currency Administration Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. However, conversion of Renminbi for capital account items, such as direct investments, loans, securities investments, derivative transactions and repatriation of investments, is still subject to approval by, and/or registration with, SAFE or its local branches.

                                       Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local branches. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the National Development and Reform Commission or their local counterparts. Currently, the PRC laws and regulations do not provide clear criteria as to how to obtain approval from SAFE. SAFE and its local branches have broad discretion as to whether to issue an approval.

Dividend Distribution

The principal regulations governing distribution of dividends paid by foreign invested enterprises include:

•                      the Company Law (1993), as amended;

•                      the Law on Sino-Foreign Equity Joint Venture Enterprises (1979), as amended;

•                      the Rules on Implementation of the Law on Sino-Foreign Equity Joint Venture Enterprises (1983), as amended;

•                      the Enterprise Income Tax Law (2007);

•                      the Rules on Implementation of the Enterprise Income Tax Law (2007);

•                      the Wholly Foreign Owned Enterprise Law (1986), as amended; and

•                      the Administrative Rules under the Wholly Foreign Owned Enterprise Law (1990), as amended.

Under these regulations, Sino-foreign equity joint venture enterprises and wholly foreign-owned enterprises in China may pay dividends only out of their retained earnings, if any, determined in accordance with PRC GAAP. The board of directors of a Sino-foreign equity joint venture enterprise has the discretion to allocate a portion of its after-tax profits to reserve funds, employee bonus and welfare funds and enterprise development funds, which funds may not be distributed to equity owners as dividends. Wholly foreign owned enterprises in China are required to allocate each year at least 10% of their after-tax profits, if any, to their reserve funds until the cumulative amount in such reserve funds has reached 50% of the enterprise’s registered capital amount.

Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreements in October 2009, or Circular 601, which provides guidance on determining whether a resident of a contracting country is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. It remains unclear whether any dividends to be distributed by us to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing for a different withholding arrangement will be entitled to the benefits under that withholding arrangement.

Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions

In October 2005, SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Return Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or SAFE Notice 75, which became effective on November 1, 2005. SAFE Notice 75 states that Chinese residents, whether natural or legal persons, must register with their relevant local SAFE branch prior to establishing or taking control of an offshore entity established for the purpose of overseas equity financing involving onshore assets or equity interests held by such Chinese resident. The term “Chinese legal person residents” as used in SAFE Notice 75 refers to those entities with legal person status or other economic organizations established within the PRC. The term “Chinese natural person residents” as used in SAFE Notice 75 includes all Chinese citizens and all other natural persons, including foreigners, who habitually reside in China for economic benefit.

Chinese residents are required to complete amended registrations with their local SAFE branch upon (i) injection of equity interests or assets of an onshore enterprise to the offshore entity, or (ii) subsequent overseas equity financing by such offshore entity. Chinese residents are also required to complete amended registrations or filings with their local SAFE branch within 30 days after the occurrence of any material change in the shareholding or capital of the offshore entity, such as changes in share capital, share transfers and long-term equity or debt investments, and providing security. Chinese residents who have already incorporated or gained control of offshore entities that have made onshore investments in China before SAFE Notice 75 was promulgated must register their shareholding in the offshore entities with their local SAFE branch on or before March 31, 2006.

Under SAFE Notice 75, Chinese residents are further required to repatriate back into China all of their dividends, profits or capital gains obtained from their shareholdings in the offshore entity within 180 days after receipt of such dividends, profits or capital gains. However, under the amended Foreign Currency Administration Rules, the foreign exchange incomes of domestic entities and individuals can be remitted into China or deposited abroad, subject to conditions and time limits to be issued by SAFE. The registration and filing procedures under SAFE Notice 75 are prerequisites for other approval and registration procedures necessary for capital inflows from the offshore entity, such as inbound investments or shareholders loans, or capital outflows to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction.

Failure to comply with the registration procedures set forth in SAFE Notice 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflows from the offshore entity, and may also subject relevant Chinese residents to penalties under PRC foreign exchange administration regulations and result in potential liability for our PRC subsidiaries and, in some instances, for their legal representatives and other liable individuals.

SAFE promulgated SAFE Circular 37, on July 4, 2014, which replaced SAFE Notice 75 promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a special purpose vehicle. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. On February 13, 2015, SAFE released the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Circular 13, which will take effective from June 1, 2015. According to this notice, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37. However, since the notice has not yet come into force, there exist high uncertainties with respect to its interpretation and implementation by governmental authorities and banks.

On August 29, 2008, SAFE promulgated Circular 142, or SAFE Notice 142, a notice regulating the conversion by a foreign invested company of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The notice requires that the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested company settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Notice 142 will result in severe penalties, such as heavy fines. On November 19, 2012, SAFE promulgated Circular 59, which came into force on December 17, 2012. Circular 59 further relaxes the foreign exchange controls over inbound and outbound investments by PRC companies and simplifies the current administrative system, especially in foreign currency capital settlement and foreign exchange registration procedures of foreign-invested enterprises. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches.

The SAFE Notice 142 will be replaced by the SAFE Notice 19, which was issued by SAFE on March 30, 2015 and will become effective on June 1, 2015. According to the SAFE Notice 19, Renminbi capital converted from foreign-denominated registered capital of a foreign-invested enterprise may be used for purposes within the business scope and may not be used to repay inter-enterprise loans or its loans already refinanced to any third party. However, as the restrictions imposed by the SAFE Notice 142, Circular 59 and Circular 45 are still effective, these restrictions may significantly limit our ability to transfer the net proceeds from our financings to our PRC subsidiaries, which may adversely affect the business expansions of our PRC subsidiaries, and we may not be able to convert net proceeds from our financings into Renminbi to invest in or acquire any other PRC companies.

Regulations of Employee Share Options

In December 2006, the People’s Bank of China promulgated the Administrative Measures on Individual Person Foreign Exchange, or the PBOC Regulation, setting forth the respective requirements for foreign exchange transactions by individuals (both PRC or non-PRC citizens) under current accounts and capital accounts. In January 2007, SAFE issued the implementation rules for the PBOC Regulation, which, among other things, specified the approval requirement for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plan or stock options plan of an overseas listed company. Consequently, in February 2012, SAFE promulgated the Share Option Rules, under which PRC citizens or residents habitually residing in the PRC continuously for over one year, who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or qualified PRC agents, to register with SAFE and complete certain other procedures related to the shareholding plan, share option plan or other similar share incentive plans. Concurrent with the registration with SAFE, the PRC subsidiary or the qualified PRC agent shall obtain an approval for an annual allowance of foreign exchange in connection with the exercise of any shareholding or share option as well as an approval to open a special foreign exchange account at a PRC domestic bank to hold the funds required in connection with such exercise of the share purchase or share option, returned principal or profits upon sale of shares, dividends issued on the stock and any other income or expenditures approved by SAFE. Currently, participating PRC residents’ foreign exchange income received from the sale of shares and dividends distributed by the overseas-listed company must be fully remitted into the domestic foreign currency account before such income is distributed to such participants.  In addition, the PRC agents are required to amend or deregister the registrations with SAFE in case of any material change in, or termination of, the share incentive plans, within the time periods provided by the Share Option Rules.

C.            Organizational Structure

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our significant subsidiaries as of the date of this annual report.

(1)              Indicates jurisdiction of incorporation.

(2)              The principal business of Tianwei Baobian is the manufacture of large electricity transformers. The common shares of Tianwei Baobian are listed on the Shanghai Stock Exchange. Tianwei Baobian is controlled and 25.66% owned by Baoding Tianwei Group Co., Ltd., or Tianwei Group, a wholly state-owned limited liability company established in the PRC, which is in turn controlled by China South Industries Group Corporation.

(3)              The principle business of Tianwei Group is the production of transformers, current transformers and reactors applied on power distribution and power generation stations.

(4)              Indicates the percentage as of the date of this annual report.

(5)              The principal business of Cyber Power is the investment in polysilicon manufacturing, provision of financing services and execution of other commercial and financing activities.

(6)              The principal business of Yingli International is the sale and marketing of PV products and relevant accessories and investments in renewable energy projects.

(7)              The principal business of Tianwei Yingli is the design, manufacture and sale of PV modules and the design, assembly, sale and installation of PV systems.

(8)              The principal business of Cyber Lighting is the investment in polysilicon manufacturing, provision of financing services and execution of other commercial and financing activities.

(9)              The principal business of Yingli China is the research, manufacture, sale and installation of renewable energy products.

(10)       The principal business of Yingli Chile is the sale and marketing of PV products and relevant accessories in Chile.

(11)       The principal business of Yingli Americas is the sale and marketing of PV products and relevant accessories and investments in renewable energy projects.

(12)       The principal business of Yingli Green Energy Capital (Hong Kong) is import and export trading and investments holding.

(13)       The principal business of Yingli Beijing is the sale and manufacture of PV modules and PV systems.

(14)       The principal business of Yingli Singapore is the research and experimental development on electronics.

(15)       The principal business of Yingli Brazil is the sale and marketing of PV products and relevant accessories in Brazil.

(16)       The principal business of Yingli Mexico is the sale and marketing of PV products and relevant accessories in Mexico.

(17)       The principal business of Fine Silicon is the manufacture of solar-grade and electronic-grade polysilicon.

(18)       The principal business of Hainan Yingli is the research, manufacture, sale and installation of renewable energy products.

(19)       The principal business of Yingli Japan is the sale and marketing of PV products and relevant accessories in Japan.

(20)       The principal business of Yingli Luxembourg is import and export trading and investments holding in Luxembourg.

(21)       The principal business of Yingli Australia is the sale and marketing of PV products and relevant accessories in Australia.

(22)       The principal business of Yingli South Africa is the sale and marketing of PV products and relevant accessories in South Africa.

(23)       The principal business of Yingli Italia is the sale and marketing of PV products and relevant accessories in Italy.

(24)       The principal business of Yingli South East Europe is the sale and marketing of PV products and relevant products in Greece, Cyprus, the Balkans and the Middle East.

(25)       The principal business of Yingli d.o.o is the sale and marketing of PV products and relevant products in Croatia.

(26)       The principal business of Yingli Europe is the sale and marketing of PV products and relevant accessories in Europe.

(27)       The principal business of Yingli Green Energy International AG is import and export trading and investments holding in Switzerland.

(28)       The principal business of Yingli Spain is the sale and marketing of PV products, relevant accessories and investments in renewable energy projects, as well as after sales services.

(29)       The principal business of Yingli Green Enerji Ürünleri San. ve Tic.Ltd.Şti.LP is the sale and marketing of PV products and relevant accessories in Turkey.

(30)       The principal business of Yingli France is the sale and marketing of PV products and relevant accessories in France, French overseas territories and Belgium.

(31)      The principal business of Yingli North Africa is the sale and marketing of PV products and relevant accessories in Morocco.

D.            Property, Plants and Equipment

Our principal executive offices are located at No. 3399 Chaoyang North Street in the National New and High-technology Industrial Development Zone in Baoding, China. We conduct our research, development, manufacturing and management operations in sites located in Baoding, Hebei Province, Hengshui, Hebei Province, Tianjin, and Haikou, Hainan Province:

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

2.		Baoding, Hebei Province	232,158	December 2009 to December 2056 (a plot of 104,745 square meters); December 2009 to December 2056 (a plot of 102,886 square meters); and August 2010 to April 2060 (a plot of 24,527 square meters)	Same as above

3.		Baoding, Hebei Province	207,036	February 2010 to November 2059 (a plot of 163,579 square meters); December 11 to December 2060 (a plot of 43,457 square meters)	Same as above

4.		Baoding, Hebei Province	11,698	September 2006 to August 2056 (a plot of 5,807 square meters); September 2006 to December 2049 (a plot of 5,891 square meters)	Same as above

5.		Baoding, Hebei Province	15,443	October 2008 to June 2049 (a plot of 6,746 square meters); October 2008 to December 2056 (a plot 8,697 square meters)	Same as above

6.		Tianjin Ninghe Modern Industry Area	311,264

August 2011 to July 2061 (a plot of 233,296 square meters); August 2011 to June 2061 (a plot of 38,868 square meters); July 2013 to April 2063 (a plot of 19,074 square meters). The certificate of Land use rights is being processed for a plot of 20.026 square meters.

					Same as above

7.		North Part of Hengshui Economic Development Zone	292,508	February 2012 to December 2061(a plot of 82,603.2 square meters), May 2012 to April 2062 (a plot of 209,905.23 square meters)	Same as above

8.		Lixian, Baoding, Hebei Province	199,732	June 2011 to December 2060(a plot of 67,665.08 square meters), June 2012 to November 2054 (a plot of 65,400 square meters, February 2013 to May 2062 (a plot of 66,666.7 square meters)	Same as above

9.		Shiziling Industrial Park, National Hi-Tech Development Zone, Haikou, Hainan Province	408,926	March 2010 to September 2057 (a plot of 181,339.31 square meters), June 2011 to September 2057 (a plot of 167,712.57 square meters), June 2011 to September 2057 (a plot of 59,875.92 square meters)	Same as above

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not Applicable.

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

A.            Operating Results Overview

We are one of the leading vertically integrated PV product manufacturers in the world. We design, manufacture and sell PV modules, and design, assemble, sell and install PV systems. We sell PV modules to PV system integrators and distributors located in various markets around the world, including Japan, the United States, the United Kingdom, Algeria, India, Germany, France, South Africa, Israel, Turkey, the Netherlands, Honduras and Brazil. Currently, we also sell PV systems, primarily to customers in China.

Our manufacturing capacity and operations have grown significantly since we completed construction of our first manufacturing facilities for PV modules in 2002. We use all of the polysilicon ingots and wafers and PV cells we produce for the production of PV modules, which we sell to third-party customers. Our shipment, including PV modules, were 2,297.1 megawatts,3,234.3 megawatts and 3361.3 megawatts in 2012, 2013 and 2014, respectively.

The most significant factors that affect our financial performance and results of operations are:

•                      industry demand;

•                      government subsidies and economic incentives;

•                      the availability and accessibility of financing to our customers;

•                      production capacity;

•                      competition and product pricing;

•                      price of polysilicon;

•                      vertically integrated manufacturing capabilities;

•                      manufacturing technologies; and

•                      foreign governments’ and international trade bodies’ trade protection measures.

Industry Demand

Our business and revenue growth depend on market demand for PV products. Although solar power technology has been used for several decades, the PV market grew significantly only in the past decade. According to Global PV Market Outlook, published by Bloomberg in February 2015, global PV market demand increased from 1.5 gigawatts in 2006 to 47.0 gigawatts in 2014, and is expected to reach to 66.6 gigawatts in 2017. This scenario assumes the continuation or introduction of adequate support mechanisms, accompanied by a strong political will to consider PV as a major power source in the coming years. However, demand for our PV products also depends on the general economic conditions in our target markets. Since the second half of 2008, economies around the world, including those in our target markets, have experienced a period of slow economic growth as compared to prior years. Partly as a result of these weakened worldwide macroeconomic conditions, the growth in demand for PV modules declined significantly since the fourth quarter of 2008. Starting from the second quarter of 2009, the macroeconomic environment began to improve, which led to an increase in demand for our products. The growth of demand for our products from some markets slowed down in the first quarter of 2011 until the first quarter of 2013, primarily caused by the adjustment of subsidies and economic incentives for PV installations. However, starting in 2014, the growth of demand for the products in our target markets, such as China and Japan began to increase and kept increasing at a remarkable rate due to strong market demand and goverment supports with favourable policies.

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

The demand for our PV modules and PV systems in our current, targeted or potential markets is affected significantly by these government subsidies and economic incentives. See “Item 3.D. Key Information — Risk Factors — Risks Related to Us and the PV Industry — A significant reduction in or discontinuation of government subsidies and economic incentives may have a material and adverse effect on our results of operations.”

Availability and Accessibility of Financing for Solar Energy Applications

PV systems projects generally require significant up-front expenditures, and as a result, our customers have historically relied on financing to purchase our products. If financing for solar applications becomes inaccessible, the growth of the market for solar energy applications may be adversely affected. For example, the average selling price of our PV modules decreased significantly from the fourth quarter of 2008 to the second quarter of 2009, partly due to tighter credit for PV system project financing as a result of continued adverse conditions in the credit market. In addition, rising interest rates could render existing financings more expensive, as well as serve to hinder potential financings that would otherwise spur the growth of the PV industry.

Capacity

In order to take advantage of expected long-term market demand for PV products, we have been expanding our manufacturing capacity. We started producing PV modules in 2002 with initial annual manufacturing capacity of three megawatts, polysilicon ingots and wafers in October 2003 with initial annual manufacturing capacity of six megawatts, and PV cells in March 2004 with initial annual manufacturing capacity of three megawatts. We expanded our annual manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules to 1,700 megawatts as of December 31, 2011, and 2,450 megawatts as of December 31, 2012. As of the date of this annual report, attributed to our efforts in continuous technology innovations at all levels of our operation and progressive equipment upgrade, we believe that our actual annual manufacturing capacity can reach a maxism of 3,000 megawatts for  ingots and wafers, 3,200 megawatts for PV cells and 4,000 megawatts for PV modules.

Manufacturing capacity has a significant bearing on the profitability and competitive position of PV product manufacturers. Achieving economies of scale from expanded manufacturing capacity is critical to maintaining our competitive position in the PV industry. Manufacturers with greater economies of scale may manage their production more efficiently, obtain larger market share by offering their products at more competitive prices by virtue of their enhanced ability to obtain volume discounts from suppliers of their polysilicon and other raw materials, and have other bargaining leverage.

Competition and Product Pricing

PV modules, which currently are our principal products, are priced primarily on the basis of the number of watts of electricity they generate and the prevailing market price per watt generated. We price our PV modules based on the market prices that prevail at the time we enter into sales contracts with our customers or as our customers place their purchase orders with us, taking into account various factors, including, among others, the size of the contract or the purchase order, the strength and history of our relationship with a particular customer, and our polysilicon costs. We believe that the quality of our PV products and our low-cost manufacturing capabilities have afforded us flexibility to adjust the prices of our products in accordance with our sales strategy and market demands. From 2003 until the beginning of the fourth quarter of 2008, the average selling prices of PV modules rose across the industry, due primarily to high demand for PV modules as well as rising polysilicon costs during the same period.

Weakened demand for PV modules due to weakened macroeconomic conditions, combined with an increased supply of PV modules due to PV module manufacturers worldwide having expanded their production capacities in recent years, caused prices of PV modules to decline from the fourth quarter of 2008. Conditions in the credit market improved from the second quarter of 2009, which contributed to an overall increase in demand for our products in the second half of 2009. However, decreasing costs of raw materials continued to exert downward pressure on the selling prices of PV modules. The average selling prices in 2010 declined during the first, second and third quarters, and slightly bounced back in the fourth quarter of 2010, which was primarily attributable to robust market demand, broader recognition of our brand’s quality and diversified customer base. The average selling price in 2011 declined moderately in the first and second quarter, declined sharply in the third quarter and continued to drop in the fourth quarter, which was primarily due to reduced government subsidies and increased supplies of PV products. The average selling price of our PV modules in the first three quarters of 2014 remained at levels similar to those in 2013, but declined slightly in the fourth quarter of 2014 due to adjustments to the composition of our PV modules’ target geographic markets.

We sell our PV modules primarily through sales contracts with a term of less than one year and are obligated to deliver PV modules according to predetermined prices and delivery schedules.

Price of Polysilicon

Polysilicon is the most important raw material used in our manufacturing process. Until the third quarter of 2008, an industry-wide shortage of polysilicon coupled with rapidly growing demand from the solar power industry caused rapid increases in polysilicon prices. However, during the fourth quarter of 2008 and the first half of 2009, polysilicon prices declined continuously as a result of significant new manufacturing capacity coming on line and falling demand for solar power products and semiconductor devices resulting from the global financial crisis and adverse conditions in the credit market. From the third quarter of 2010, polysilicon prices rebounded due to a recovery in demand for PV products in major markets. From the second quarter of 2011, polysilicon prices have decreased significantly as a result of increased polysilicon manufacturing capacity across the industryand the downward price pressure exerted by the decreasing average selling price of PV modules. In 2012, polysilicon prices continued to decline and reached a historical low of approximately US$14 per kilogram in November 2012. Partly due to China’s anti-dumping and anti-subsidy investigations of United States, South Korean and European manufacturers of polysilicon, polysilicon prices rebounded slightly from December 2012. Since June 2013, polysilicon price has begun to increase and kept a steady increase rate until the first half of 2014. From the second half of 2014, polysilicon price has slightly decreased and reached below US$20 per kilogram as of the date of this annual report. The average price per kilogram that we paid for polysilicon decreased by 25.1% in 2013 compared to 2012 and increased by 110.2% in 2014 compared to 2013.

The average price of polysilicon over the medium- to long-term will depend on a number of factors, including the macroeconomic environment, the scope and progress of current and future plans of suppliers to expand their polysilicon manufacturing capacity, the level of demand for polysilicon from the PV and semiconductor industries, and any changes in government regulations and subsidies in respect of PV and other alternative energy industries that may significantly affect demand for polysilicon. We believe that none of these factors can be predicted with reasonable certainty as of the date of this annual report, and the average price of polysilicon may increase or decrease significantly over the medium- to long-term as a result of any combination of such factors.

Our process technology enables us to increase our utilization of polysilicon scraps in the production of ingots and wafers, the price of which scraps historically has been lower than that of high-purity polysilicon. However, as the price of high-purity polysilicon has declined significantly since the fourth quarter of 2008, we have been utilizing an increased proportion of high-purity polysilicon in our manufacturing processes to further ensure that the standard of high quality for our PV modules continues to be met.

Historically, we relied on spot market purchases to meet a significant portion of our polysilicon needs. In order to secure an adequate and timely supply of polysilicon, in the past we also entered into various purchase agreements and memorandums of understanding with local and foreign suppliers, including some of the world’s major polysilicon suppliers. Supplies under these purchase agreements started in early 2009. In response to the significant decrease in polysilicon prices since the fourth quarter of 2008, we have renegotiated, and are still negotiating, with our polysilicon suppliers to reduce the purchase price for a substantial amount of polysilicon supplied under certain of our polysilicon supply contracts. However, the purchase prices specified in certain of our long-term polysilicon supply contracts have been higher than the actual polysilicon prices prevailing in the market, which have continuously declined. In 2011, as a result of lower polysilicon prices we recognized a total non-cash provision of RMB851.7 million on inventory purchase commitments under our long-term polysilicon supply contracts. We did not recognize any such provision in 2012. In 2013, we recognized an additional provision of RMB480.2 million on inventory purchase commitments under our long-term polysilicon supply contracts as a result of our re-assessment of the commitments under those contracts, our performance of and negotiations with our suppliers with respect to those contracts, and based on the then-current market price of polysilicon. Our management has been negotiating with our suppliers on adjusting the prices under these long-term contracts. These negotiations may result in new commercial terms under the contracts. However, if the circumstances upon which the new commercial terms were negotiated should undergo a material change, the commercial terms would be adjusted accordingly to reflect conditions then prevailing in the open market. If the effective polysilicon prices under our long-term supply contracts remains higher than prevailing market prices, we may incur higher polysilicon costs relative to other competitors who purchase their polysilicon from the spot market. On the other hand, we cannot assure you that we will be able to secure sufficient quantities of polysilicon to meet the requirements of our existing production capacity or to support any future expansion of our manufacturing capacity. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Our polysilicon costs may be higher than those of other market players due to our long-term commitment to purchase polysilicon at fixed prices, and we have failed to perform certain of our obligations under these long-term polysilicon supply contracts according to their original terms.” and “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Our failure to obtain polysilicon in sufficient quantities, of appropriate quality and in a timely manner, could disrupt our operations and reduce and limit the growth of our manufacturing output and revenue.”

From 2006 to 2010, we entered into seven long-term supply contracts with Wacker to provide supplies of polysilicon from 2009 through 2013, from 2009 through 2017, from 2010 through 2018, from 2009 through 2011, from 2010 through 2017, from 2011 through 2013 and from 2011 through 2018, respectively. In addition, we entered into one long-term supply agreement in February 2008 with OCI to provide supplies of polysilicon for the period from 2009 through 2013. Between 2009 and 2013, we entered into another two long-term supply contracts with OCI to provide supplies of polysilicon from 2011 through 2015 and from 2012 through 2018, respectively. We also entered into a polysilicon supply contract with Daqo to provide supplies of polysilicon from the fourth quarter of 2008 through the end of 2010. In August, 2010, we entered into another polysilicon supply agreement with Daqo to provide supplies of polysilicon from 2011 through 2012. In March 2011, we entered into a long-term polysilicon supply contract with Hemlock to provide supplies of polysilicon from 2013 through 2020. In November 2011, we entered into an amendment to this long-term supply contract with Hemlock to purchase polysilicon starting from 2012 through 2020 instead of 2013 through 2020. In October 2013, we also entered into an agreement with a certain vendor to amend our long-term supply contracts with the vendor to include a price adjustment mechanism that allows the vendor and us to renegotiate the purchase price on a quarterly basis within a specified price range based on prices then prevailing in the open market. Due to fluctuations in polysilicon prices, we successfully negotiated and executed amendments for current purchases on a quarterly or monthly basis with some of these vendors that amended certain commercial terms such as total contract quantity, advance payment arrangements and unit prices for the relevant quarter or month several times in 2012, 2013 and 2014.

Vertically Integrated Manufacturing Capabilities

We believe that our vertically integrated business model offers us several advantages, particularly in areas of cost reduction and quality control, over our competitors that depend on third parties to source core product components. First, the vertical integration enables us to capture margins at every stage of the PV product value chain in which we are engaged. Second, by streamlining our manufacturing processes, we can reduce production costs and costs associated with toll manufacturing, packaging and transportation as well as breakage losses that occur during shipment between various production locations associated with toll manufacturing arrangements. Third, we control operations at substantially all stages of the PV value chain, including research and development, which enables us to monitor more closely the quality of our PV products from start to finish, and design and streamline our manufacturing processes in a way that enables us to leverage our technologies more efficiently and reduce costs at each stage of the manufacturing process. We believe that the synergies resulting from our vertically integrated business model have enabled us to reduce the quantity of polysilicon that we use to make PV modules, improve the conversion efficiency of our PV cells and reduce the lead time needed to fulfill the orders of our customers.

Manufacturing Technologies

The advancement of manufacturing technologies is important for improving the conversion efficiency of our PV cells and reducing the production costs of our PV products. Because PV modules are priced based on the number of watts of electricity they generate, higher conversion efficiency generally leads to higher revenues from sales of PV modules.

We continually undertake efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our PV cells. We employ a number of techniques to reduce our production costs while striving to reach a PV cell conversion efficiency ratio that is on a par with or above an acceptable range. Our research and development team continues to focus on finding ways to improve our manufacturing technology and reduce manufacturing costs without compromising the quality of our products. Recently, we signed a series of agreements with domestic leading PV cell and wafer manufacturers and developed various ways on technical cooperation with these companies, which enabled us to increase the utilize rate of our manufactureing facilities and make further improvement on manufacturing costs reducation and techniques upgrades.

For our adopted monocrystalline PV technologies, we have been collaborating with the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells, to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells since June 2009. Our 600 megawatts of PANDA production capacity for each of monocrystalline ingots and wafers, cells and modules in Baoding, Hebei Province commenced initial production in the second quarter of 2011. We achieved an average cell conversion efficiency rate of 19.8% on the PANDA commercial production lines and a record cell conversion efficiency rate of 21.2% on the PANDA trial line in 2014.

Foreign Governments’ and International Trade Bodies’ Trade Protection Measures

Our businesses in foreign markets are subject to trade protection measures and adverse trade policies or remedies promulgated by foreign governments and international trade bodies against exports from China.

We export a substantial amount of our products to Europe. Our sales to European countries accounted for over 40% of our total net revenues in 2012, compared to approximately 30% in 2013. On September 5 and November 8, 2012, respectively, the European Union initiated anti-dumping and anti-subsidy investigations into crystalline silicon photovoltaic, or CSPV wafers, cells, and modules from China. On June 4, 2013, the European Commission issued its provisional anti-dumping determination and on August 2, 2013, the European Commission accepted an undertaking, or the Undertaking, made by a group of Chinese PV products exporters (including us) jointly with the China Chamber of Commerce for Import and Export of Machinery and Electronic Products, or CCCME. Pursuant to the Undertaking, the Chinese exporters will limit their exports of solar panels to the EU and set prices above a minimum price, in exchange for the EU agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. CCCME is responsible for allocating the quota among these exporters, and we have been allocated a portion of the quota. On December 5, 2013, the Council of the European Union adopted the final findings of the European Commission and imposed anti-dumping and anti-subsidy duties on CSPV modules and key components (i.e. cells) originating in or consigned from PRC. Wafers were excluded from the product scope. The anti-dumping duty rates ranged from 27.3% to 64.9%, while the anti-subsidy duty rates ranged from 0% to 11.5%. The rates applicable to us are 35.5% and 6.3%, respectively. The definitive duties will be imposed for a two-year period starting from December 6, 2013. At the same time, the Council of the European Union also confirmed the European Commission’s acceptance of the Undertaking. While we are exempted from paying any anti-dumping and anti-subsidy duties to the EU starting from August 6, 2013, the increased selling price and the reduced consumption on the European market under the Undertaking may bring significant uncertainties to our business in the European market. For example, increased price for our modules sold in EU has made returns for some ground-mounted solar projects of our customers less attractive and demand in large-utility projects have declined in Europe compared with the period before the effectiveness of the Undertaking. We also face competitions from modules manufactured in third countries at a lower price than ours. In addition, if we breach or withdraw from the Undertaking, or the European Commission withdraws its acceptance of the Undertaking, the anti-dumping and anti-subsidy duties will automatically apply to us. Thus, there can be no assurance that our entry into and performance of the Undertaking will eliminate potential material and adverse effects of anti-dumping and anti-subsidy duties on our business in Europe and our results of operations.

We also export a substantial amount of our products to the United States. On November 7, 2012, the U.S. International Trade Commission (ITC) determined that CSPV modules produced from Chinese cells are materially injuring the U.S. CSPV cells and modules industry. The U.S. Department of Commerce, or the DOC, issued its final determinations on the rates of the anti-dumping, or AD, and countervailing duties, or CVD, on October 10, 2012, which became effective upon issuance of the final AD and CVD orders in early December 2012. As a result of such final determinations, we, as a voluntary respondent, are subject to an average aggregated AD/CVD rate of 29.18%. However, this average aggregated AD/CVD rate might be subject to change due to an administrative review process initiated by DOC in early 2014.

On January 23, 2014, the DOC initiated a parallel AD investigation into CSPV products from China and Taiwan and a CVD investigation into CSPV products from China. The products concerned are crystalline silicon photovoltaic cells, and modules, laminates and/or panels consisting of crystalline silicon photovoltaic cells, whether or not partially or fully assembled into other products, including building integrated materials. Subject merchandise also includes modules, laminates and/or panels assembled in China and Taiwan consisting of crystalline silicon photovoltaic cells that are completed or partially manufactured within a customs territory other than China and Taiwan, using ingots, wafers that are manufactured in China and Taiwan, or cells where the manufacturing process begins in China and Taiwan and is completed in other countries. On December 23, 2014, the DOC published its confirmative final determination on these investigations by imposing punitive AD tariffs ranging from 26.71% to 165.04% and CVD tariffs ranging from 27.64% to 49.21%.

On November 23, 2012, the Department of Commerce of the Government of India initiated an anti-dumping investigation concerning imports of photovoltaic products originating in or exported from Malaysia, Mainland China, Taiwan and the United States. Both crystalline silicon and thin-film products are under investigation. Relevant investigatory authorities in India issued recommended tariffs ranging from 0.11 USD/watt to 0.81 USD/watt. However, since these recommendations were not supported by India’s ministry of finance, the punitive tariffs were not levied against Chinese modules exported into the Indian market.

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

•                      sales of PV systems, which consist of sales of PV systems and related installation services; and

•                      other revenues, which consist primarily of sales of raw materials and low efficiency PV cells.

The following table sets forth each revenue source as a percentage of total consolidated net revenues for the periods indicated.

	2012		2013		2014
	RMB	% of Total Net Revenue	RMB	% of Total Net Revenue	RMB	US$	% of Total Net Revenue
	(In thousands, except percentages)
Net revenues:
Sales of PV modules	10,989,767	96.5	12,510,809	93.2	12,179,474	1,962,975	94.2
Sales of PV systems	171,013	1.5	408,630	3	161,035	25,954	1.2
Other revenues	231,148	2.0	498,654	3.8	586,868	94,586	4.6
Total net revenues	11,391,928	100.0	13,418,093	100	12,927,377	2,083,515	100

Our net revenues are net of business tax, value-added tax, city construction tax and education surcharges. Key factors affecting our net revenues include the average selling price per watt and wattage of our PV modules sold.

We have been dependent on a limited number of customers for a significant portion of our revenues. In 2012, 2013 and 2014, sales to our five largest customers accounted for approximately 26.0%, 15.2% and 14.0%, respectively, of our net revenues. Our largest customers have changed from year to year due to rapid growth in the sales of our PV modules, our diversification into new geographic markets and our ability to find new customers willing to place large orders with us.

We currently sell most of our PV modules to customers located in the PRC, Japan, the United States and Europe. The following table sets forth our total consolidated net revenues by geographic region for the periods indicated:

	For the Year Ended December 31,
	2012		2013		2014
		% of Total		% of Total			% of Total
Country/Region	Revenues	Revenues	Revenues	Revenues	Revenues		Revenues
	RMB		RMB		RMB	US$
	(In thousands, except percentages)
Europe:
Germany	4,765,312	41.8	2,439,058	18.2	671,534	108,232	5.2
Spain	381,910	3.4	131,414	1.0	186,341	30,033	1.4
France	75,898	0.7	156,557	1.2	191,071	30,795	1.5
Italy	389,218	3.4	95,013	0.7	32,607	5,255	0.3
Netherlands	502,843	4.4	227,163	1.7	116,725	18,813	0.9
Greece	477,138	4.2	325,619	2.4	2,225	359	—
United Kingdom	117,381	1	403,014	3.0	998,203	160,881	7.7
Rest of Europe	156,142	1.4	259,256	1.9	257,250	41,462	2
Subtotal — Europe	6,865,842	60.3	4,037,094	30.1	2,455,956	395,830	19
China	2,653,341	23.3	4,546,482	33.9	4,550,915	733,474	35.2
United States	1,600,695	14.1	2,906,262	21.7	2,301,496	370,934	17.8
Japan	81,911	0.7	972,604	7.2	2,487,949	400,985	19.3
Rest of World	190,139	1.7	955,651	7.1	1,131,061	182,292	8.7
Total net revenues	11,391,928	100	13,418,093	100	12,927,377	2,083,515	100

Most of our net revenues from sales of PV systems are currently derived from China.

Cost of Revenues

Our cost of PV module sales consists primarily of:

•                      Polysilicon. The cost of polysilicon has a material effect on our cost of raw materials. We purchase polysilicon from various suppliers, including silicon manufacturers and distributors.

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

•                      Depreciation of Property, Plants and Equipment. Depreciation of property, plants and equipment is provided on a straight-line basis over the relevant asset’s estimated useful life, which is thirty years for buildings, four to twenty-five years for machinery and equipment, three to five years for furniture and fixtures and eight to ten years for motor vehicles, taking into account their estimated residual value.

The cost of PV systems includes the costs of PV modules, batteries, inverters, other electronic components and related materials and labor.

Our cost of revenues is affected primarily by our ability to control raw material costs, achieve economies of scale in our operations and manage our vertically integrated product chain efficiently. Furthermore, we balance automation and manual operation in our manufacturing processes, and have been able to increase operating efficiencies and expand our manufacturing capacity cost-effectively.

Gross Profit/Loss and Gross Profit/Loss Margin

Our gross profit is affected by a number of factors, including the average selling prices for our PV products, the cost of polysilicon, product mix, economies of scale and benefits from vertical integration, and our ability to manage our raw material supply cost-effectively. Our gross profit was RMB2,238.2 million (US$360.7 million) in 2014. Our gross profit margin was 17.3%in 2014, compared to our gross profit margin of 10.9% in 2013 and gross profit margin of negative 3.2% in 2012.

We may continue to face pressure to narrow our profit margin in the sales of PV modules due to the decrease in the average selling price of our PV modules and increasingly intense competition in the PV module market, although a decrease in our average purchase price of polysilicon per kilogram has alleviated some of this margin narrowing pressure. Furthermore, we believe that the economies of scale achieved in our expanded PV businesses and the cost reduction achieved through research and development efforts at each stage of our vertically integrated manufacturing process, among other factors, will have a positive effect on our gross profit margins over time.

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

Before September 30, 2011, our PV modules were typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. From October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nominal power output for 10 years and 80.7% of nominal power output for a period of 25 years for multicrystalline PV modules, and 98.0% of nominal power output for the first year, 92.0% of nominal power output for 10 years, and 82.0% of nominal power output for a period of 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with a linear-based warranty, which guarantees each year’s power output during the twenty-five-year warranty period. In December 2013, we entered into a similar module performance warranty insurance agreement with another insurance company for the same scope of beneficiaries during the period from January 1, 2014 to December 31, 2014. These warranties require us to fix or replace the defective products. Taking into account estimated product failure rates, the costs of repairing and/or replacing failed products, and other costs associated with repairing and/or replacing such failed products, we currently accrue the equivalent of 1% of gross revenues for warranty obligations. In 2014, we recorded warranty expenses of RMB120.8 million (US$19.5 million).

•                      General and administrative expenses, which consist primarily of salaries and benefits for our administrative and finance personnel, audit, legal and consulting fees, other travel and entertainment expenses, bank charges, amortization of technical know-how, depreciation of equipment used for administrative purposes and share-based compensation expenses.

•                      Research and development expenses, which consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and prototype and equipment costs relating to the design, development, testing and enhancement of our products and their manufacturing processes. We are a party to several research grant contracts with the PRC government under which we receive funds for specified costs incurred in certain research projects. We record such amounts in “Other Income” in the Consolidated Statement of Comprehensive Income/(Loss) when the related research and development costs are incurred. We expect our research and development expenses to increase as we place a greater strategic focus on PV system sales in overseas markets and as we continue to hire additional research and development personnel and focus on continuous innovation of process technologies for our PV products. We conduct our research and development, design and manufacturing operations in China, where the costs of skilled labor, engineering and technical resources, as well as land, facilities and utilities, tend to be lower than those in more developed countries.

•                      Provision for doubtful accounts receivable, which represents our estimated losses on accounts receivable resulting from customers’ inability or failure to make payments under our sales contracts. We consider age of doubtful accounts receivable, historical collection experience, customer-specific facts and current economic conditions to determine the amount of such provision.

•                      Impairment of long-lived assets, which represents the difference between the carrying amount and the fair value of the long-lived assets that are considered to be impaired. Long-lived assets, such as property, plant and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As of December 31, 2012, we had recorded a total impairment provision of RMB2,475.5 million for Fine Silicon’s entire property, plant and equipment.

•                      Impairment of goodwill, which relates to the impairment charge of RMB273.4 million for the goodwill originated from the historical acquisitions of equity interests in Tianwei Yingli. During the fourth quarter of 2011, we experienced both a decline in our operating results and a significant decrease in the market capitalization of our company, which represents one single reporting unit for the purpose of assessing goodwill impairment. As a result, we recorded an impairment charge to fully write off the carrying value of the goodwill as of December 31, 2011. No such provision was made in 2012 and 2013.

•                      Provision for inventory purchase commitments under long-term polysilicon supply contracts. In 2011, we recognized a provision of RMB851.7 million for our inventory purchase commitments under our long-term polysilicon supply contracts as a result of the continuing decline in the purchase price for polysilicon prevailing in the open market. No such provision was made in 2012. In 2013, we recognized a provision of RMB480.2 million for inventory purchase commitments under our long-term polysilicon supply contracts as a result of our having re-assessed the purchase commitments under those supply contracts based on then-current market prices for polysilicon and the status of our performance of, and negotiations with our suppliers under, the contracts. These negotiations may result in new commercial terms under the contracts. However, if the circumstances upon which the new commercial terms were negotiated should undergo a material change, the commercial terms would be adjusted accordingly to reflect conditions then prevailing in the open market.

Taxation

Under current laws of the Cayman Islands and the British Virgin Islands, we are not subject to income or capital gains tax. Additionally, dividend payments made by us are not subject to withholding tax in the Cayman Islands and the British Virgin Islands.

In accordance with the FIE Income Tax Law and its implementation rules, as a foreign-invested enterprise primarily engaged in manufacturing and having been in operation for more than ten years, Tianwei Yingli was entitled to an exemption from the 25% enterprise income tax for two years from its first profit making year following its conversion into a Sino-foreign equity joint venture company, specifically in 2007 and 2008, and a 50% reduction in the subsequent three years, from 2009 to 2011.

On March 16, 2007, the National People’s Congress passed the EIT Law, which replaces the FIE Income Tax Law and adopts a uniform income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The EIT Law became effective on January 1, 2008. The EIT Law provides a five-year transition period from its effective date for enterprises that were established before the promulgation date of the EIT Law and which enterprises were entitled to preferential tax rates and treatments under then-effective tax laws or regulations. On December 26, 2007, the PRC government issued detailed implementation rules regarding the transitional preferential policies. Furthermore, under the EIT Law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to a preferential enterprise income tax rate of 15%. The Ministry of Science and Technology, the MOF and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises on April 14, 2008 and the Guidelines for the Recognition of High and New Technology Enterprises on July 8, 2008. Under the EIT Law and the various implementation rules, Tianwei Yingli enjoyed its unexpired tax holiday, which was applied to the new income tax rate of 25%, resulting in a tax rate of 0% for 2008, and 12.5% for 2009 to 2011. In August 2011, Tianwei Yingli renewed its certificate as a “High and New Technology Enterprise” and extended the preferential income tax period for another three years starting from 2011. As a result, Tianwei Yingli was entitled to a preferential EIT rate of 15% from 2012 to 2013. Yingli China was established in October 2007 and was originally recognized by the Chinese government in December 2008 as a “High and New Technology Enterprise”. Thus, the preferential enterprise income tax rate of 15% was applicable to Yingli China from 2008 to 2010. In August 2011, Yingli China renewed its certificate as a “High and New Technology Enterprise” and extended the preferential income tax period for another three years starting from 2011. As a result, Yingli China was entitled to the preferential EIT rate of 15% from 2011 to 2013. In addition, Fine Silicon was recognized by the Chinese government in November 2009 as a “High and New Technology Enterprise. “ As a result, Fine Silicon was entitled to the preferential enterprise income tax rate of 15% from 2009 to 2011. Fine Silicon renewed its certificate as a “High and New Technology Enterprise” and extended the preferential income tax period for another three years starting from 2012. Yingli Hainan was established in September 2009 in Hainan special economic zone and was recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in September 2011. Therefore, Yingli Hainan was entitled to a two-year tax exemption from the enterprise income tax for the first two years of its operation, and to a 50% reduction in the subsequent three years upon generating any operational revenues. Yingli Hainan elected to defer the commencement of the above-mentioned tax holidays until January 1, 2011. Therefore, Yingli Hainan is entitled to an exemption from EIT from 2011 to 2012 and a preferential EIT rate of 12.5% from 2013 to 2015. Yingli Tianjin, located in Tianjin, was established in March 2011 and was originally recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in July 2013. Therefore, Yingli Tianjin is entitled to a preferential EIT rate of 15% from 2013 to 2015. Yingli Lixian, located in Lixian, Hebei Province, was established in June 2010 and was originally recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in July 2013. Therefore, Yingli Lixian is entitled to a preferential EIT rate of 15% from 2013 to 2015. Yingli Hengshui, located in Hengshui, Hebei Province, was established in April 2011 and was originally recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in July 2013. Therefore, Yingli Hengshui is entitled to a preferential EIT rate of 15% from 2013 to 2015.

Furthermore, continued qualification as a “High and New Technology Enterprise” is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. If renewed after our reapplication and relevant government authorities’ review and annual evaluation, a “High and New Technology Enterprise” status will enable Tianwei Yingli, Yingli China, Fine Silicon, Yingli Tianjin, Yingli Lixian, Yingli Hengshui and Yingli Hainan to continue to enjoy the preferential income tax rate of 15% for another three years. These entities have passed all or their previous reviews and evaluations by relevant PRC government authorities for this qualification, and we expect them to continue to pass such reviews and evaluations in the future.

Moreover, the EIT Law and its implementation rules impose a 10% withholding tax, unless reduced by a tax treaty or agreement for distributions of dividends in respect of earnings accumulated beginning on January 1, 2008 by a foreign investment enterprise to its immediate overseas holding company, insofar as the latter is treated as a non-resident enterprise. Distributions of earnings generated before January 1, 2008 are exempt from such withholding tax. Therefore, we did not recognize a deferred tax liability for undistributed earnings through December 31, 2007. We intend indefinitely to reinvest undistributed earnings generated during and after 2008 and therefore have not recognized a deferred tax liability for these earnings.

Yingli Green Energy Europe GmbH, or Yingli Europe, and Yingli Green Energy South East Europe GmbH (formerly known as Yingli Green Energy Greece Sales GmbH), or Yingli South East Europe, are located in Germany and subject to a corporate income tax rate of 15% plus a solidarity surcharge of 5.5% on corporate income taxes. In addition, Yingli Europe and Yingli South East Europe are subject to trade income tax rates of 17.15% and 12.775%, respectively. Yingli Europe and Yingli South East Europe are subject to statutory income tax rates in the aggregate of 32.975% and 28.6%, respectively.

Yingli Green Energy Americas, INC, or Yingli Americas, is located in New York City of the United States of America and is subject to a federal corporate tax rate of 34% and a state corporate tax rate of 6.6%, resulting in an aggregate income tax rate of 38.4%.

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

Accrued Warranty Obligations

Before September 30, 2011, our PV modules were typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. To remain consistent with industry practice, from October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nominal power output for 10 years, and 80.7% of nominal power output for a period of 25 years for multicrystalline PV modules and 98.0% of nominal power output for the first year, 92.0% of nominal power output for 10 years, and 82.0% of nominal power output for a period of 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with a linear-based warranty, which guarantees each year’s power output during the twenty-five-year warranty period. In December 2013, we entered into a similar module performance warranty insurance agreement with an insurance company for the same scope of beneficiaries during the period from January 1, 2014 to December 31, 2014. As a result, we bear the risk of warranty claims long after we have sold our products and recognized revenues. We have sold PV modules only since January 2003, and none of our PV modules have been in use for the entire warranty period. In connection with our PV system sales in the PRC, we provide a one- to five-year warranty against defects in our modules, storage batteries, controllers and inverters. We perform industry-standard testing to test the quality, durability and safety of our products. As a result of such tests, we believe that the quality, durability and safety of our products are within industry norms. Our estimate of the amount of our warranty obligations is based on the results of these tests, with consideration being given to the warranty accrual practice of other companies in the same business and our expected failure rate and costs to service failed products. Our warranty obligation will be affected by our estimated product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting product failures. Consequently, we accrue the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of our warranty obligations. During 2013, RMB14.3 million warranty costs were incurred or claimed, as a result of warranty claims in our PV modules that we had previously sold. As of December 31, 2012, 2013 and 2014, our accrued warranty costs amounted to RMB555.4 million, RMB666.9 million and RMB748.4 million (US$120.6 million), respectively. As of December 31, 2012, 2013 and 2014, RMB519.5 million, RMB626.3million and RMB707.5 million (US$114.0 million), respectively, in warranty costs were classified as noncurrent liabilities, which reflects our estimate of the timing of when the warranty expenditures will likely be made.

We charge actual warranty expenditures against the accrued warranty liability. To the extent that actual warranty expenditures differ significantly from estimates, we will revise our warranty provisions accordingly.

Changes in the carrying amount of accrued warranty liability are as follows:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Beginning balance	457,733	555,357	666,946	107,492
Warranty expense for current year sales	109,915	125,900	120,780	19,466
Warranty costs incurred or claimed	(12,291)	(14,311)	(39,298)	(6,334)
Total accrued warranty cost	555,357	666,946	748,428	120,624
Less: accrued warranty cost, current portion	35,819	40,632	40,903	6,592
Accrued warranty cost, excluding current portion	519,538	626,314	707,525	114,032

Long-Lived Assets

As of December 31, 2012, 2013 and 2014, our intangible assets primarily consisted of technical know-how, customer relationships, long-term supplier agreements and trademarks.

We depreciate and amortize our property, plant, equipment and intangible assets, which are subject to amortization, using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of plant and equipment (including the salvage values) in order to determine the amount of depreciation expense to be recorded during each reporting period. We estimate the useful lives at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which would result in the recognition of increased depreciation and amortization expenses in future periods. There has been no change to the estimated useful lives or salvage values during 2012, 2013 and 2014.

We evaluate long-lived assets, including property, plant and equipment and intangible assets, which are subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and, in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. Intangible assets that are not subject to amortization are tested annually for impairment at December 31, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. For intangible assets that are not subject to amortization, an impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

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

No impairment on our long-lived assets was recognized in 2014 as the average selling price of PV modules stabilized in 2014.

Share-Based Compensation

As further described in Note (21) to our consolidated financial statements, we account for share-based compensation under FASB ASC Topic 718, “ Compensation — Stock Compensation .” Under ASC Topic 718, the cost of all share-based payment transactions must be recognized in our consolidated financial statements based on their grant-date fair value over the vesting period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service from the employee, or the vesting period. We determine the fair value of our employees’ share options as of the grant date using the Black-Scholes option pricing model.

Under this model, we make a number of assumptions regarding the fair value of the options, including:

•                      the estimated fair value of our ordinary shares on the grant date;

•                      the maturity of the options;

•                      the expected volatility of our future ordinary share price;

•                      the risk-free interest rate; and

•                      the expected dividend rate.

For the share options granted after our initial public offering, the fair value of our ordinary shares on the grant date is determined by the closing trade price of our ordinary shares on the grant date. Prior to 2011, due to the lack of a sufficient trading history at the time the options were issued, we estimated the expected volatility of our ordinary share price by referring to 11 comparable companies in the PV manufacturing business whose shares are publicly traded over the most recent period to be equal to the expected life of our employees’ share options. Starting in 2011, our calculation of expected volatility was based on the historical volatility of our stock price.

We had 5,349,942, 5,169,567 and 6,910,812 employee share options outstanding as of December 31, 2012, 2013 and 2014, respectively. The following table sets forth information regarding our employee share options outstanding as of December 31, 2012, 2013 and 2014:

	Number of Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2012	5,349,942	US$	4.55
Exercised	(178,750)	US$	(3.65)		US$	638
Forfeited or cancelled	(1,625)	US$	(8.31)
Outstanding as of December 31, 2013	5,169,567	US$	4.58
Granted	1,792,820	US$	4.17
Exercised	—		—
Forfeited or expired	(51,575)	US$	(3.80)
Outstanding as of December 31, 2014	6,910,812	US$	4.48	5.50years	US$	497
Vested and expected to vest as of December 31, 2014	6,910,812	US$	4.48	5.50years	US$	497
Exercisable as of December 31, 2014	5,734,302	US$	3.80	4.84years	US$	491

In addition to share options, we have granted a total of 2,665,060 restricted shares under our 2006 stock incentive plan for the benefit of 81 participants, consisting of 715,920 restricted shares granted to five directors and officers of Yingli Green Energy and 1,949,140 restricted shares to 76 other employees and nonemployees, comprising 33,792 restricted shares that were forfeited, as of December 31, 2014. None of these restricted shares remained unvested as of December 31, 2014.

We recorded noncash share-based compensation expense of RMB35.5 million, RMB15.9 million, and RMB34.9 million,(US$5.6 million) as translated at the applicable average exchange rate prevailing during the period for the year ended December 31, 2012, 2013 and 2014.

Changes in our estimates and assumptions regarding the expected volatility and valuation of our ordinary shares could significantly impact the estimated fair values of our share options and, as a result, our net income (loss) and the net income available to our ordinary shareholders.

Based on the closing price of our ordinary shares of US$2.35 per share on December 31, 2014, the aggregate intrinsic value of the options outstanding as of December 31, 2014 was approximately US$0.5 million.

Valuation of Inventories

Our inventories are stated at the lower of cost or market value. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record a write-down against the cost of inventories for a decline in market value. Expected demand and anticipated sales prices are the key factors affecting our inventory valuation analysis. For purposes of our inventory valuation analysis, we develop expected demand and anticipated sales prices primarily based on sales orders and, to a far lesser extent, industry trends and individual customer analysis. We also consider sales and sales orders after each reporting period-end but before the issuance of our financial statements to assess the accuracy of our inventory valuation estimates. Historically, actual demand and sales prices have generally been consistent with or greater than expected demand and anticipated sales prices used for purposes of our inventory valuation analysis. The evaluation also takes into consideration new product development schedules, the effect that new products might have on sales of existing products, product obsolescence, customer concentrations, product merchantability and other factors. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of polysilicon, our primary raw material, is subject to fluctuations based on global supply and demand. Our management continually monitors changes in the purchase price we pay for polysilicon, including prepayments to suppliers, and the impact of such changes on our ability to recover the cost of inventory and our prepayments to suppliers. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories. For the years ended December 31, 2012, 2013 and 2014, inventory write-downs due to the lower of cost or market assessment, which are included in the cost of revenues, were RMB665.4 million, RMB5.0 million, and RMB4.2 million, (US$0.7 million), respectively.

Accrual for Loss on Inventory Purchase Commitments

Until the third quarter of 2008, an industry-wide shortage of high purity polysilicon coupled with growing demand for PV modules caused polysilicon prices to increase. In order to ensure our adequate and timely supply of polysilicon, we entered into several long-term fixed price supply contracts from 2006 to 2011 under which polysilicon would be delivered from 2009 to 2020.  However, from the second quarter of 2011, the polysilicon price decreased significantly as the result of increased polysilicon manufacturing capacity and downward price pressure from the decreasing average selling price of PV modules. As a result, we recognized a provision of RMB851.7 million on the firm purchase commitments under our long-term fixed price polysilicon contracts as of December 31, 2011. The provision was determined by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. During the years ended December 31, 2011 and 2012, notwithstanding that the firm purchase commitments under our long-term fixed price contracts continued to be in effect, through negotiations with our vendors, we were able to obtain various pricing concessions from the vendors, which resulted in the actual purchase price paid by us to be less than the price stated in the contract. Our management believes that we will be able to continue to purchase polysilicon from these vendors at lower, renegotiated prices that are in line with the price prevailing in the open market. We therefore have reclassified the accrual for potential losses on inventory firm purchase commitments of RMB851.7 million as of December 31, 2012 to an accrual for loss contingency related to the inventory purchase commitments. The accrued amount of RMB851.7 million represents our best estimate for the loss contingency, taking into consideration renegotiated purchase prices that we expect to be specified in the contracts in the future.

During the year ended December 31, 2013, we continued to negotiate and execute amendments for current purchases on a quarterly or monthly basis with two of the vendors and obtained price concessions that allowed us to purchase polysilicon at renegotiated prices that were close to market prices and significantly lower than the prices specified in the long-term fixed price supply contracts with those vendors.

In addition, we continued to negotiate with these two vendors to amend the respective long-term fixed price supply contracts we had with them in order to remove the fixed price arrangements from those contracts. In October 2013, we entered into agreements with one of the vendors to amend the long-term supply contract with such vendor to include a price adjustment mechanism that allows us and the vendor to renegotiate the purchase price on a quarterly basis within a specified price range set forth in the amendment based on prices then prevailing in the open market. We have not reached a similar agreement with the other vendor, but have continued to renegotiate prices on a quarterly or monthly basis to purchase polysilicon from such vendor at prices closely approximating those available in the market. However, we refused to accept deliveries from the vendor for a total of six months in 2012 and 2013 under the long-term fixed price supply contracts as our management determined after taking into consideration all relevant factors that it would be in our best interests not to accept those deliveries when they were due. As a result, the vendor claimed that it had forfeited certain advance payments made by us. Notwithstanding our refusal to accept deliveries for six months and the vendor’s claim as described above, we and the vendor continued our monthly or quarterly negotiations and we have accepted deliveries from the vendor after we had refused to do so during those six months.

We did not purchase from a third vendor with whom we have entered into a long-term fixed price supply contract that provided for purchases from 2013 to 2020 due to the substantial change in polysilicon market price and the uncertainty caused by anti-dumping and anti-subsidy investigations into solar-grade polysilicon imported from the U.S. and South Korea launched by the Ministry of Commerce of the PRC in July 2012. We have received invoices on our take-or-pay obligation under this contract for failing to accept the shipments in 2013 and we are currently in talks with this vendor to find a silution that is acceptable to both parties on the performance of the long-term supply contract.

We reassessed the probability of incurring a loss under our long-term fixed price polysilicon contracts based on all of the developments in 2013 and recognized an additional provision of RMB480.2 million on the firm purchase commitments under our long-term fixed price polysilicon contracts as of December 31, 2013. The provision was determined by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory, using our management’s best estimates of future purchase prices over the remaining terms of the contracts and applying such estimated purchase prices in the lower of cost or market evaluation. In estimating the renegotiated purchase prices, we considered the pertinent terms of each of the long-term supply contracts, the history and progress of renegotiation with the relevant vendors and the actual price concessions granted, developments in the polysilicon market based on available industry research data and the likelihood of achieving different levels of renegotiated prices for future periods. In addition to the estimated renegotiated purchase price, certain other key assumptions were used in measuring the loss accrual, which included but were not limited to (i) the estimated net realizable value of the PV modules manufactured from the polysilicon expected to be purchased under the long-term supply contracts; and (2) the normal profit margin of the PV modules for purposes of estimating the replacement cost (i.e., market) under the lower of cost or market model. In accordance with ASC 450-20, we did not take into consideration the discounting of the resultant accrual. We also considered the quantities that were required to be purchased and amounts due on take or pay arrangements, as well as the history and progress of renegotiation with the relevant vendors and the actual concessions granted in developing the amount of the estimated loss contingencies.

Allowance for Doubtful Accounts.

We establish an allowance for doubtful accounts for the estimated loss on receivables when collection may no longer be reasonably assured. We assess collectability of receivables based on a number of factors, including the customer’s financial condition and creditworthiness. We make credit sales to major strategic customers in Europe. To reduce credit risks relating to other customers, we require some of our customers to pay a major portion of the purchase price by letters of credit. For the years ended December 31, 2012, 2013 and 2014, our provisions for doubtful accounts amounted to RMB74.0 million, RMB20.1 million, and RMB228.8 million (US$36.9 million), respectively. The bad-debt provision has significantly increased as the management provided the bad-debt provision on individual customer basis due to the deterioration of the financial position of several customers in 2014. We recorded a reversal of allowance for doubtful accounts of RMB5.4 million, RMB17.0 million, and RMB 59.5 million, (US$9.6 million) in 2012, 2013 and 2014, respectively, primarily due to the collection of a previously reserved amount from customers.

The following table sets forth the movement of allowance for doubtful accounts for the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Beginning balance	(343,306)	(287,351)	(286,997)	(46,256)
Additions	(73,962)	(20,063)	(228,835)	(36,882)
Reversal of allowance for doubtful accounts	5,401	16,998	59,464	9,584
Write-off of accounts receivable charged against the allowance	124,516	3,419	205,854	33,178
Ending balance	(287,351)	(286,997)	(250,514)	(40,376)

Results of Operations

The following table sets forth a summary of our results of operations for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Net revenues:
Sales of PV modules	10,989,767	96.5	12,510,809	93.2	12,179,474	1,962,975	94.2
Sales of PV systems	171,013	1.5	408,630	3	161,035	25,954	1.2
Other revenues	231,148	2	498,654	3.8	586,868	94,586	4.6
Total net revenues	11,391,928	100	13,418,093	100	12,927,377	2,083,515	100
Cost of revenues:
Cost of PV modules sales	(11,329,951)	(99.5)	(11,078,733)	(82.6)	(10,050,844)	(1,619,902)	(77.7)
Cost of PV systems sales	(155,310)	(1.4)	(374,350)	(2.8)	(137,396)	(22,144)	(1.1)
Cost of other revenues	(275,468)	(2.4)	(506,156)	(3.7)	(500,892)	(80,729)	(3.9)
Total cost of revenues	(11,760,729)	(103.2)	(11,959,239)	(89.1)	(10,689,132)	(1,722,775)	(82.7)
Gross profit (loss)	(368,801)	(3.2)	1,458,854	10.9	2,238,245	360,740	17.3
Operating expenses:
Selling expenses	(893,332)	(7.8)	(1,064,263)	(7.9)	(1,095,145)	(176,505)	(8.5)
General and administrative expenses	(804,587)	(7.1)	(741,168)	(5.5)	(615,131)	(99,141)	(4.8)
Research and development expenses	(187,538)	(1.6)	(288,558)	(2.2)	(573,792)	(92,478)	(4.4)
Provisions for doubtful accounts receivable	(68,561)	(0.6)	(3,065)	—	(169,371)	(27,298)	(1.3)
Impairment of long-lived assets	(200,497)	(1.8)	—	—	—	—	—
Provision for inventory purchase commitments	—	—	(480,182)	(3.6)	—	—	—
Total operating expenses	(2,154,515)	(18.9)	(2,577,236)	(19.2)	(2,453,439)	(395,422)	(19.0)
Loss from operations	(2,523,316)	(22.2)	(1,118,382)	(8.3)	(215,194)	(34,682)	(1.7)
Equity in income of affiliates, net	507	—	1,197	—	2,245	362	—
Interest expense, net	(850,678)	(7.5)	(940,225)	(7.0)	(980,845)	(158,084)	(7.6)
Foreign currency exchange losses, net	(78,599)	(0.7)	(32,230)	(0.2)	(243,386)	(39,227)	(1.9)

	For the Year Ended December 31,
	2012		2013		2014
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Other income	54,457	0.50	65,767	0.4	125,568	20,238	1
Income tax (expense) benefit	205,742	1.80	(31,025)	(0.2)	(89,723)	(14,461)	(0.7)
Net loss	(3,191,887)	(28.00)	(2,054,898)	(15.3)	(1,401,335)	(225,854)	(10.9)
Less: Loss attributable to the noncontrolling interests	127,475	1.10	110,473	0.8	101,526	16,363	0.8
Net loss attributable to Yingli Green Energy	(3,064,412)	(26.90)	(1,944,425)	(14.5)	(1,299,809)	(209,491)	(10.1)

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues. Our total net revenues were RMB12,927.4 million (US$2,083.5 million) in 2014, which decreased by 3.7% from RMB13,418.1 million in 2013. Our PV module shipment volume (including shipments for PV systems) in 2014 was 3,361.3 megawatts, an increase of 4% from 3,234.3 megawatts in 2013. The increase in total shipments was primarily due to proven performance of our products, our differentiated market channels and end market diversification. The decrease in total net revenues year-over-year was mainly due to an industry-wide decline in the average selling price of PV modules in 2014 compared to 2013, which decrease was partially offset by the increase in total shipments.

Net revenues from sales of PV modules were RMB12,179.5 million (US$1,963.0 million), or 94.2% of total net revenues in 2014, compared to RMB12,510.8 million, or 93.2% of total net revenues in 2013. Our PV module sales in Germany were RMB671.5 million (US$108.2 million), or 5.2% of our total net revenues in 2014, which decreased from RMB2,439.1 million, or 18.2% of total net revenues in 2013. In 2014, the shipment volume has increased to 3,361MW, an increase of 3.9% from the 2013 volume of 3,234 MW. However, the 2014 shipment volume included about 260.6MW shipment sold to the Company’s project assets (for which revenue has been eliminated in consolidation). The volume sold to third party has decreased by 3.0% which led to the decrease of revenue of 2.7% from 2013 to 2014. Our PV module sales in the United States in 2014 were RMB2,301.5 million (US$370.9 million), or 17.8% of our total net revenues which decreased from RMB2,906.3 million, or 21.7% of our total net revenues in 2013. Our PV module sales in China in 2014 were RMB4,550.9 million (US$733.5 million), or 35.2% of our total net revenues, which increased from RMB4,546.5 million, or 33.9% of our total net revenues in 2013.

Net revenues from sales of PV systems were RMB161.0 million (US$26.0 million), or 1.2% of total net revenues in 2014, which decreased from RMB408.6 million, or 3.0% of total net revenues in 2013. Most of our net revenues from sales of PV systems in 2014 were derived from China. Other revenues amounted to RMB586.9 million (US$94.6 million) in 2014, primarily from sales of raw materials and low efficiency PV cells, compared to RMB498.7 million in 2013. Other revenues as a percentage of total net revenues were 4.6% in 2014 and 3.8% in 2013.

Cost of Revenues. The cost of PV modules sales as a percentage of net revenues from PV modules decreased to 82.5% in 2014, from 88.6% in 2013. This decrease was primarily a result of a decrease in polysilicon cost and our continuous efforts in reducing polysilicon consumption per watt and non-polysilicon processing costs.

The cost of PV systems sales as a percentage of net revenues from PV systems decreased 85.3% in 2014, from 91.6% in 2013.

Gross Profit. As a result of the factors described above, our gross profit was RMB2,238.2 million (US$360.7 million) in 2014, which improved from gross profit of RMB1,458.9 million in 2013. Our gross margin was 17.3% in 2014, which improved from 10.9% in 2013.

Operating Expenses. Our operating expenses were RMB2,453.4 million (US$395.4 million) in 2014, which decreased from RMB2,577.2 million in 2013. Operating expenses as a percentage of net revenue decreased to 19.0% in 2014 from 19.2% in 2013. The decrease in operating expenses from 2013 to 2014 was due primarily to lower general and administrative expenses of RMB615.1 million (US$99.1 million) in 2014, which decreased from RMB741.2 million in 2013. The decrease in general and administrative expenses in 2014 was primarily caused by our efforts to control costs. General and administrative expenses as a percentage of net revenues decreased to 4.8% in 2014 from 5.5% in 2013. The decrease in operating expenses from 2013 to 2014 was partially offset by the following factors:

•                      Selling Expenses. Our selling expenses were RMB1,095.1 million (US$ 176.5 million) in 2014, which increased from RMB1,064.3 million in 2013. The increase was primarily due to the expenditure of some large market promotion activities and restructuring of overseas offices from general and administrative function to overseas market expansion function.

•                      General and Administrative Expenses. Our general and administrative expenses were RMB615.1 million (US$99.1 million), which decreased from RMB741.2 million in 2013. The general and administration expenses significantly decreased due to the restructuring of overseas offices from general and administrative function to overseas market expansion function.

•                      Research and Development Expenses. Our research and development expenses increased to RMB573.8 million (US$92.5 million) in 2014 from RMB288.6 million in 2013. Our research and development expenses in 2014 primarily resulted from our continuous and more focused research and development efforts.

•                      Provision on Inventory Purchase Commitments under Long-Term Polysilicon Supply Contracts. We did not recognize any such provision in 2014. In 2013, we recognized a provision of RMB480.2 million on inventory purchase commitments under our long-term polysilicon supply contracts as a result of our having re-assessed our commitments under those contracts based on then-current prices for polysilicon prevailing in the open market and the status of our performance of, and negotiations with our suppliers under, the supply contracts.

Loss from Operations. Loss from operations was RMB215.2 million (US$34.7 million) in 2014, compared to RMB1,118.4 million in 2013. As a result of the cumulative effect of the above factors, operating loss margin was 1.7% in 2014, compared to 8.3% in 2013.

Interest Expenses, Net. Net interest expenses were RMB980.8 million (US$158.1 million) in 2014, which increased from RMB940.2 million in 2013. The increase in interest expense in 2014was mainly a result of a slight increase in our weighted average interest rate and a reduced level of capitalised interest expenses relating to construction in progress which was transferred into fixed assets in 2014. The weighted average interest rate for our borrowings in 2014 was 6.44%, which slightly increased from 6.31% in 2013.

Foreign Currency Exchange Losses. Foreign currency exchange losses were RMB243.4 million (US$39.2 million) in 2014, compared to RMB32.2 million in 2013. These foreign currency exchange losses were due primarily to the depreciation in 2014 of the Euro and the U.S. dollar against the Renminbi.

Income Tax Expense. We recognized an income tax expense of RMB89.7 million (US$14.5 million) in 2014, compared to an income tax expense of RMB31.0 million in 2013.

Loss Attributable to the Noncontrolling Interests. In 2014, loss attributable to the noncontrolling interests was RMB101.5 million (US$16.4 million), compared to RMB110.5 million in 2013.

Net Loss Attributable to Yingli Green Energy. As a result of the cumulative effect of the above factors, our net loss attributable to Yingli Green Energy was RMB1,299.8 million (US$209.5 million) in 2014, compared to RMB1,944.4 million in 2013.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Net Revenues. Our total net revenues were RMB13,418.1 million in 2013, which increased by 17.8 % from RMB11,391.9 million in 2012. The PV module shipment volume (including shipments for PV systems) in 2013 was 3,234.3 megawatts, an increase of 40.8% from 2,297.1 megawatts in 2012. The increase in total shipments was primarily due to higher recognition of our brand, proven performance of our products, our differentiated market channels and end market diversification. The increase in total net revenues year-over-year was mainly due to a significant increase in PV module shipments that was driven by demand growth in China, United States and Japan, partially offset by an industry-wide decline in the average selling price for PV modules compared to 2012.

Net revenues from sales of PV modules were RMB12,510.8 million, or 93.2 % of total net revenues in 2013, compared to RMB10,989.8 million, or 96.5 % of total net revenues in 2012. Our PV module sales in Germany were RMB2,439.1 million, or 18.2 % of our total net revenues in 2013, which decreased from RMB 4,765.3 million, or 41.8% of total net revenues in 2012. Our PV module sales in the United States in 2013 were RMB2,906.3 million, or 21.7% of our total net revenues, which increased  from RMB1,600.7 million, or 14.1% of our total net revenues in 2012. Our PV module sales in China in 2013 were RMB4,546.5 million, or 33.9 % of our total net revenues, which increased from RMB2,653.3 million, or 23.3% of our total net revenues in 2012.

Net revenues from sales of PV systems were RMB408.6 million, or 3.0% of total net revenues in 2013, compared to RMB171.0 million, or 1.5% of total net revenues in 2012. Most of our net revenues from sales of PV systems in 2013 were derived from China. Other revenues amounted to RMB498.7 million in 2013, primarily from sales of raw materials and low efficiency PV cells, compared to RMB231.1 million in 2012. Other revenues as a percentage of total net revenues were 3.8% in 2013 and 2.0 % in 2012.

Cost of Revenues. The cost of PV modules sales as a percentage of net revenues from PV modules was 88.6 % in 2013, compared to 103.1% in 2012. The decrease in the cost of PV modules as a percentage of net revenues from PV modules in 2013 from 2012 was primarily a result of decrease in the polysilicon cost and our continuous efforts in reducing polysilicon consumption per watt and non-polysilicon processing costs.

The cost of PV systems sales as a percentage of net revenues from PV systems was 91.6% in 2013, as compared to 90.8 % in 2012.

Gross Loss (Profit). As a result of the factors described above, our gross profit was RMB1,458.9 million in 2013, improved from gross loss of RMB368.8 million in 2012. Our gross margin was 10.9% in 2013, compared to negative 3.2% in 2012.

Operating Expenses. Our operating expenses were RMB2,577.2 million in 2013, which increased from RMB2,154.5 million in 2012. Operating expenses as a percentage of net revenue increased to 19.2% in 2013 from 18.9% in 2012. The increase in operating expenses from 2012 to 2013 was primarily due to the following reasons:

•       Selling Expenses. Our selling expenses were RMB1,064.3 million, which increased from RMB893.3 million in 2012. This increase was primarily due to the increased PV module shipment volume. Selling expenses as a percentage of net revenues increased to 7.9% in 2013 from 7.8% in 2012.

•       General and Administrative Expenses. Our general and administrative expenses were RMB741.2 million, which decreased from RMB804.6 million in 2012. The decrease in general and administrative expenses in 2013 was primarily caused by our effort in cost controls. General and administrative expenses as a percentage of net revenues decreased to 5.5% in 2013 from 7.1% in 2012.

•       Research and Development Expenses. Our research and development expenses were RMB288.6 million in 2013, compared to RMB187.5 million in 2012. Our research and development expenses in 2013 primarily resulted from our continuous and more focused research and development efforts.

•       Impairment of Long-Lived Assets. In 2012, we recognized an impairment of long-lived assets of Fine Silicon of RMB200.5 million, and we did not recognize any impairment of long-lived assets in 2013 as the average of selling price of PV module stablized in 2013.

•       Provision on the Inventory Purchase Commitments under Long-Term Polysilicon Supply Contracts. In 2013, we recognized a provision of RMB480.2 million on our inventory purchase commitment under long-term polysilicon supply contracts as a result of our reassessment of our purchase commitments under long-term polysilicon supply contracts based on current market price of polysilicon and current status of our performance of, and negotiations with our suppliers under, the long-term supply contracts. We did not recognize any such provision in 2012.

Loss from Operations. Loss from operations was RMB1,118.4 million in 2013, compared to RMB2,523.3 million in 2012. As a result of the cumulative effect of the above factors, operating loss margin was 8.3% in 2013, compared to 22.2 % in 2012.

Interest Expense, Net. Net interest expense was RMB940.2 million in 2013, which increased from RMB850.7 million in 2012. The increase in interest expense in 2013 was mainly a result of slightly increased weighted average interest rate and a reduced level of capitalized interest expense relating to construction in progress which was transferred into fixed assets in 2013.  The weighted average interest rate for our borrowing in 2013 was 6.31%, which slightly increased from 6.25% in 2012.

Foreign Currency Exchange Losses. Foreign currency exchange loss was RMB32.2 million in 2013, compared to RMB78.6 million in 2012. The foreign currency exchange loss was primarily due to the depreciation of the Euro and U.S. dollars against the Renminbi in 2013.

Income Tax Expense (Benefit). We recognized an income tax expense of RMB31.0 million in 2013, compared to income tax benefit of RMB205.7 million in 2012.

Loss Attributable to the Noncontrolling Interests. In 2013, loss attributable to the noncontrolling interests was RMB110.5 million, compared to RMB127.5 million in 2012.

Net Loss Attributable to Yingli Green Energy. As a result of the cumulative effect of the above factors, our net loss was RMB1,944.4 million in 2013, compared to RMB3,064.4 million in 2012.

B.            Liquidity and Capital Resources

We require a significant amount of cash to fund our operations. We will also require cash to meet future capital requirements, which may be difficult to predict. In particular, we may need capital to fund the future expansion of our facilities and research and development activities in order to remain competitive.

Cash Flows and Working Capital

Our ability to continue as a going concern for a reasonable period of time largely depends on the ability of our management to successfully execute our business plan (including increasing sales while decreasing operating costs and expenses) and, if required, the ability to obtain additional funds from third parties, including banks, and from our related parties or from the issuance of additional equity or debt securities. Our management believes that increased sales as we expand our market presence in Europe, the United States, China and other target markets, as well as the proceeds from our potential equity or debt issuances, long-term bank borrowings and other financings entered into from time to time, will enable us to fund our operational cash flow needs and meet our commitments and current liabilities, for at least the next 12 months. For the details, please refer to the risk factors “Our substantial indebtedness and net losses in recent years may adversely affect our ability to continue as a going concern.

The primary sources of our financing have been borrowings from banks and other third parties, private placements of our debt, equity and equity-linked securities as well as our initial public offering, follow-on offerings, convertible senior notes offering, and medium-term notes offering. As of December 31, 2014, we had RMB1,069.1 million (US$172.3 million) in cash, RMB1,332.4 million (US$214.7 million) in restricted cash, RMB10,112.1 million (US$1,629.8 million) in outstanding short-term borrowings (including the current portion of medium-term notes and long-term debt), RMB2,858.2 million (US$460.7 million) in outstanding long-term debt (excluding the current portion) and RMB1,713.3 million (US$276.1 million) in medium-term notes.

As of December 31, 2014, our cash consisted of cash on hand, cash in bank accounts and interest-bearing savings accounts, and our restricted cash consisted of bank deposits for securing letters of credit, letters of guarantee granted to us and bank deposits for securing loan facilities.

Our outstanding short-term borrowings (including the current portion of medium-term notes and long-term debt) as of December 31, 2014 were RMB10,112.1 million (US$1,629.8 million), and had a weighted-average interest rate of 6.20%. Such borrowings were made principally to support our working capital requirements and to repay other short-term borrowings. Our short-term borrowings from banks have a term of less than one year and expire at various times throughout the year. We have historically negotiated renewals of certain of these borrowings shortly before they were to mature.

Our outstanding long-term debt as of December 31, 2014 was RMB2,858.2 million (US$460.7 million), and comprised RMB2,715.2 million (US$437.7 million) in long-term bank borrowings and RMB143.0 million (US$23.0 million) in borrowings from other parties (excluding the current portion). Such borrowings were made principally to fund our manufacturing facility expansion projects, increased working capital needs and to replace short-term loans with high interest rates.

In October 2010, under a plan to issue up to RMB2.4 billion RMB-denominated unsecured five-year medium-term notes registered with the PRC National Association of Financial Market Institutional Investors, Tianwei Yingli completed its First Tranche Issue of RMB-denominated unsecured five-year medium-term notes in the amount of RMB1.0 billion, which will mature on October 13, 2015. The First Tranche Issue bears a fixed interest rate of 4.3% per annum for the first three years, which will increase to 5.7% per annum for the remaining two years. In May 2011, the Second Tranche Issue of RMB-denominated unsecured five-year medium-term notes in the amount of RMB1.4 billion was completed by Tianwei Yingli, which notes will mature on May 12, 2016. The Second Tranche Issue bears a fixed interest rate of 6.15% per annum.

In August 2010, Tianwei Yingli entered into a two-year RMB1.0 billion loan agreement at an interest rate applicable to its credit rating, which is renewed quarterly with the Export-Import Bank of China.

In March 2011, Yingli China entered into a 45-month RMB1.0 billion loan agreement at a floating interest rate of the three- to five-year Renminbi benchmark loan rate plus an additional 10% per annum with the Bank of Communications Co., Ltd. The loan is secured by Yingli China’s fixed assets. The loan was fully paid in 2014.

In May 2011, Yingli China entered into a 42-month RMB1.16 billion loan agreement with Bank of China and China Citic Bank at an interest rate of the three-to-five year Renminbi benchmark loan rate plus an additional surcharge of 5% per annum. As of December 31, 2014, Yingli China had drawn down RMB481 million (US$77.5 million) under this loan agreement. The loan is guaranteed by Yingli Green Energy and Yingli Group.

In May 2012, Yingli China completed its issuance of RMB1.5 billion in aggregate amount of RMB-denominated unsecured medium-term notes. The issuance is composed of RMB300 million in aggregate amount of RMB-denominated five-year medium-term notes and RMB1.2 billion in aggregate amount of RMB-denominated three-year medium-term notes. The five-year notes bear a fixed interest rate of 6.01% per annum and will mature on May 3, 2017. The three-year notes bear a fixed interest rate of 5.78% per annum and matured on May 3, 2015. Yingli China fully paid the three-year notes, together with interest, before their due date.

In April 2013, Yingli China entered into a total RMB1.01 billion working capital loan agreement with China Development Bank. The loan comprises a 110 million USD-denominated one-year working capital loan bearing an interest rate equal to the 6-month London Interbank Offered Rate, or the LIBOR, plus a surcharge of 500 basis points (5.00%) per annum, which was paid in April 2015, and a 55.0 million USD-denominated three-year working capital loan bearing an interest rate equal to the 6-month LIBOR plus a surcharge of 520 basis points (5.20%) per annum, which is unsecured and repayable upon maturity.

Historically we have been able to repay our borrowings mostly from refinancings or new or additional borrowings from our shareholders, related parties, other third parties as well as proceeds from our initial public offering, follow-on offerings, the convertible senior notes offering and medium-term notes offerings. We assess our cash flow position from time to time and, if appropriate, we plan to use the cash generated from our operations and to utilize a portion of the proceeds from future debt or equity offerings to prepay some of our outstanding credit facilities in order to improve our balance sheet position. If we are unable to obtain alternative funding or to generate the cash we need from our operations, our business and prospects may suffer. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We have significant short-term borrowings outstanding, and we may not be able to renew our short-term borrowings when they mature.”

On December 15, 2010, we repurchased and settled in cash an aggregate principal amount of US$171.3 million of our convertible senior notes, and repurchased and settled in cash the remaining balance of US$1.2 million of those convertible senior notes on December 14, 2012.

In addition, a number of our loan agreements contain financial covenants that require us to maintain certain financial ratios, including debt-to-asset ratios. The worsening operating environment that has generally affected companies operating in our industry since the fourth quarter of 2008 had led to breaches and potential future breaches of certain financial covenants under some of our loan agreements. We had been in breach of certain financial covenants, such as debt-to-asset ratios, under certain loan agreements with commercial banks in China, which would have triggered cross-default provisions under certain other relevant loan agreements. As of the date of this annual report, we have obtained written waivers from all the relevant banks with which we have these affected loan agreements, waiving such past breaches and/or cross-defaults. In response to potential future breaches, we have had to negotiate with the relevant lenders terms of prepayment or to amend those financial covenants to prevent actual breaches from occurring, or requesting waivers of such financial covenants from those banks. Examples of amendments to such financial covenants would be to reset the financial covenants for the relevant loan agreements or to begin testing for compliance with the financial covenants at a deferred date. However, if we need in the future to renegotiate with our lenders again with respect to prepayment terms or to amend financial covenants or other relevant provisions, or to request waivers for financial covenants under such loan agreements to address potential breaches, we cannot assure you that we will be able to reach an agreement with any lender or to obtain any waiver so as to avoid a breach of an affected loan agreement. If we are found to be in breach of one or more financial covenants under any loan agreement and are not able to obtain a waiver from the relevant lender or to prepay the loan, such breach would constitute an event of default under the loan agreement. As a result, repayment of the indebtedness under the relevant loan agreement may be accelerated, which in turn may require us to repay the entire principal amount including interest, if any, accrued on certain of our other existing indebtedness under cross-default provisions in our existing loan agreements. If we are required to repay a significant portion or all of our existing indebtedness prior to its maturity, we may lack sufficient financial resources to do so. Furthermore, any breach of those financial covenants also will restrict our ability to pay dividends. Any of those events could have a material and adverse effect on our financial condition, results of operations and business prospects. We had been in breach of certain financial covenants, such as debt-to-asset ratios, under certain of our loan agreements with commercial banks in China, which would have triggered cross-default provisions under certain other relevant loan agreements. As of the date of this annual report, we have obtained written waivers from all of the relevant banks with respect to the loan agreements affected, waiving such past breaches and/or cross-defaults. See “Item 3.D. Risk Factors — We have breached in the past, and we may again breach in the future, certain restrictive covenants of our loan agreements, which may result in lenders accelerating repayment of the affected loans and may trigger cross-default provisions of other loans and borrowings and, as a result, could adversely and materially affect our liquidity and our creditworthiness to borrow or obtain other bank loans in the future.”

We have significant working capital commitments because suppliers of high-purity polysilicon require us to make prepayments in advance of shipment. As of December 31, 2014, our prepayments to suppliers were RMB1,681.6 million (US$271.0 million), including amounts paid to related parties of RMB33.7 million (US$5.4 million).

Currently, a significant portion of our revenue is derived from credit sales to our customers, generally with payments due within four months. Sales to a small number of major customers exposed us to additional and more concentrated credit risks since a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2014, our five largest outstanding accounts receivable balances outstanding accounted for approximately 27.2% of our total outstanding accounts receivable. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. Although we have been able to maintain adequate working capital primarily through short-term borrowings, in the future we may not be able to secure additional financing on a timely basis or on terms acceptable to us or at all.

In addition, we continued to increase our working capital in 2014. As a result, our inventories were RMB2,099.1million (US$338.3million) as of December 31, 2014, compared to RMB2,164.9 million as of December 31 2013. We also make prepayments for equipment purchases. Our prepayments for equipment purchases amounted to RMB229.2 million, RMB122.3 million and RMB327.3 million (US$52.7million) as of December 31, 2012, 2013 and 2014, respectively.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by / (used in) operating activities	(2,055,694)	352,551	433,953	69,940
Net cash used in investing activities	(2,027,791)	(670,585)	(315,845)	(50,905)
Net cash provided by / (used in) financing activities	2,003,847	(629,450)	(182,686)	(29,444)
Effect of foreign currency exchange rate changes on cash	(16,535)	(31,903)	28,154	4,538
Net decrease in cash	(2,096,173)	(979,387)	(36,424)	(5,871)
Cash and cash equivalents at the beginning of the year	4,181,038	2,084,865	1,105,478	178,171
Cash and cash equivalents at the end of the year	2,084,865	1,105,478	1,069,054	172,300

Operating Activities

Net cash provided by operating activities consisted primarily of our net loss, offset or mitigated by non-cash adjustments, such as depreciation and amortization,  loss on disposal of property, plant and equipment, provision for doubtful accounts receivable, loss on sale of accounts receivable, write-down of inventories to net realizable value, equity in income of affiliates net, amortization  of debt issuance cost, share-based compensation, amortization of earned assets related government grants received in a prior period, deferred income tax benefit, foreign currency exchange losses or gains, unrealized gain of financial instruments, Impairment of long-lives assets, provision for inventory purchase commitments and adjusted by changes in operating assets and liabilities, such as restricted cash related to purchase of inventory and other operating activities, accounts receivable, inventories, prepayments to suppliers, value-added tax recoverable, amounts due from and prepayments to related parties, prepaid expenses and other current assets, accounts payable, advances from customers, amounts due to related parties, other current liabilities and accrued expenses and other liabilities. The fluctuations of net cash provided by operating activities largely correspond to the changes in net income or net loss.

Net cash provided by operating activities for the year ended December 31, 2014 was RMB434.0 million (US$70.0 million), primarily attributable to a net loss of RMB1,401.3 million (US$225.9 million), positively adjusted for certain items such as depreciation and amortization RMB1.4 billion (US$227.3 million), loss on disposal of property, plant and equipment of RMB16.6 million (US$2.7 million), a decrease in provision for doubtful accounts receivable of RMB169.4 million (US$27.3 million), loss on sale of accounts receivable of RMB8.9 million (US$1.4 million), write-down of inventories to net realizable value of RMB4.2 million (US$0.7 million), amortization of debt issuance cost of RMB21.1 million (US$3.4 million), share-based compensation of RMB35.0 million (US$5.6 million), foreign currency exchange losses of RMB220.6 million (US$35.6 million), a decrease in restricted cash related to purchase of inventory and other operating activities of RMB 328.0 million (US$52.9 million), a decrease in inventories of RMB61.6 million (US$9.9 million), amounts due from and prepayment to related parties of RMB47.8 million (US$7.7 million), an increase in advances from customers of RMB334.3 million(US$53.9 million) and an increase in other liabilities of RMB288.2 million (US$46.4 million), partially offset by certain items such as equity in income of affiliates of RMB2.2 million (US$0.4 million), deferred income tax benefit of RMB1.0 million (US$0.2 million), amortization of earned assets related government grants received in a prior period of RMB49.6 million(US$8.0 million), an increase in accounts receivable of RMB23.5 million (US$3.8 million), an increase of prepayments to suppliers of RMB122.7 million (US$19.8 million), an increase of value-added tax recoverable of RMB16.7 million(US$ 2.7 million), an increase of prepaid expenses and other current assets of RMB 60.9 million(US$9.8 million), a decrease of accounts payable of RMB401.8 million(US$64.8 million), a decrease of amounts due to related parties of RMB315.6 million(US$50.9 million) and a decrease of  other current liabilities and accrued expenses of RMB116.5 million(US$18.8 million).

Net cash provided by operating activities wasRMB352.6 million (US$58.2 million) in 2013, primarily resulting from improvements in operating efficiency and significant decrease in net losses.

Net cash used in operating activities was RMB2,055.7 million in 2012, primarily resulting from the net loss incurred in 2012.

Investing Activities

Net cash used in investing activities largely reflects our government grants for property, plant and equipment, purchase of property, plant and equipment, restricted cash related to purchase of property, plant and equipment, proceeds from sale of equipment under sale-leaseback agreement, payments for land use rights, equity investments, proceeds from disposal of long-term investment, loans made to related parties, proceeds from disposal of plant, property and equipment and proceeds from repayment of loans made to related parties.

Net cash used in investing activities for the years ended December 31, 2014 amounted to RMB315.8 million (US$50.9 million), primarily as a result of government grants for property, plant and equipment, purchase of property, plant and equipment, change of restricted cash related to purchase of property, plant and equipment balances, proceeds from sale of equipment under sale-leaseback agreement, payments for land use rights, equity investments, proceeds from disposal of long-term investment, loans made to related parties, proceeds from disposal of plant, property and equipment and proceeds from repayment of loans made to related parties. in each of the periods. The increase from 2013 to 2014 was primarily due to government grants for property, plant and equipment and purchase of property, plant and equipment.

Net cash used in investing activities was RMB670.6 million (US$110.8 million) in 2013, primarily due topurchase of new facilities for conducting upgrades and maintanence purposes.

Net cash used in investing activities was RMB2,027.8 million in 2012, primarily due to purchases of property, plant and equipment in a total amount of RMB1,952.6 million in 2012 to expand our business.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2014 was RMB182.7 million (US$29.4 million), primarily consisting of proceeds from short-term borrowings of RMB8.9 billion (US$1.4 billion), repayment of short-term borrowings of RMB9.2 billion (US$1.5 billion), repayment of long-term borrowings of RMB280.4 million (US$45.2 million) and repayment of capital lease obligation of RMB81.2 million (US$13.1 million), decrease in restricted cash related to guarantee of bank borrowings of RMB5.1 million (US$0.8 million), issuance of ordinary shares of RMB 517.3 million (US$83.4 million) and contribution from non-controlling interest holders of RMB 1.0 million (US$0.2 million).

Net cash used in financing activities was RMB629.5 million in 2013, primarily due to the repayment of bank loans of RMB8,591.7 million, partially offset by the proceeds from bank loans of RMB7,950 million, restricted cash of RMB14.3 million related to guarantees of bank borrowings and the proceeds from borrowings from Yingli Hainan’s non-controlling interest holders of RMB100 million.

Net cash provided by financing activities was RMB2,003.8 million in 2012, primarily due to the proceeds from bank loans of RMB13,080.9 million, from medium-term notes of RMB1,500 million, and RMB543.9 million of restricted cash related to guarantees of bank borrowings, partially offset by the repayments of bank loans of RMB13,129.3 million.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was negative 2.6%, 2.6% and 2.0% in 2012, 2013 and 2014, respectively.

Dividends from Subsidiaries.

We intend indefinitely to reinvest undistributed earnings accumulated in and after 2008 in the PRC and therefore have not recognized a deferred income tax liability with respect to those earnings; and restrictions under PRC law on the remittance of dividends outside the PRC have not had a material adverse effect on our liquidity or capital resources. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China— Dividends we may receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.”

Liquidity and Going Concern

For the year ended December 31, 2014, we incurred a net loss of RMB1,401.3 million (US$225.9 million). As of December 31, 2014, we had a total deficit attributable to the Company of RMB 217.4 million (US$35.0 million) and a deficit in working capital of RMB 6.7 billion (US$ 1.1 billion). As of December 31, 2014, we had cash, cash equivalents and restricted cash of RMB2,401.5 million (US$387.0 million) and short-term borrowings, including current portion of medium-term notes and long-term debt of RMB10,112.1 million (US$1,629.8 million). Our two major manufacturing subsidiaries, Yingli China and Tianwei Yingli, both have medium-term notes that will mature and become payable in 2015. Yingli China’s RMB denominated unsecured three-year medium-term notes of RMB 1.2 billion matured on May 3, 2015, and the principal and interest payments in the aggregate amount of RMB1.27 billion had been paid in full before its due date. Tianwei Yingli’s RMB denominated unsecured five-year medium-term notes of RMB 1 billion will mature on October 13, 2015, and the principal and interest payments in the aggregate amount of RMB1.06 billion will become due and payable on October 13, 2015. Our liquidity is primarily dependent on our ability to maintain adequate cash flows from operations, to renew or rollover our short-term borrowings and to obtain adequate external financings to support our working capital and meet our obligations and commitments when they become due.

We have carried out a review of our cash flow forecast for the twelve months ending December 31, 2015. In preparing the cash flow forecast, our management has considered our historical cash requirements, our expected debt repayment obligations in 2015, our plan to further reduce operating costs and expenses, as well as the alternative financing plans discussed in detail below. The Company’s management also made the assumption that there will be no significant decrease in the Company’s shipments of modules and gross profit margin. Facts and circumstances including recurring losses, negative working capital, net cash outflows, and uncertainties on the repayment of the debts raise substantial doubt about our ability to continue as a going concern.

Alternative Financing Plans

We are currently exploring a variety of alternative financing plans to improve our liquidity and financial position.

•                  Potential Private Placement of Ordinary Shares of the Company to Major Shareholder or Potential Borrowing from Major Shareholder to Increase Liquidity

We have been in on-going discussions with Yingli Power Holding Company Ltd., our major shareholder, or the Major Shareholder, with respect to exploring the possibility of either issuing and selling ordinary shares of our company to the Major Shareholder in a private placement or borrowing from the Major Shareholder or a combination of the two alternatives to potentially provide funding of approximately RMB500 million to RMB600 million to us. We are currently discussing with the Major Shareholder on the transaction structure and terms and conditions of the potential private placement or loan or a combination of the two alternatives.

•             Liquidating Land Use Right Held by Fine Silicon

We started negotiation with local governmental authorities on appropriate means to liquidate land use rights held by Fine Silicon in 2012. Fine Silicon obtained the land use rights for a piece of land zoned for industrial use located in Baoding, China with a site area of 544,534 square meters for a period of 50 years. The local governmental authorities, based on their new urban development plan for the area, have indicated their interest in reacquiring the land use rights from Fine Silicon, rezoning the land for commercial use, and then auctioning off the land to certain property developer for development of commercial real estate. In April 2015, the local governmental authorities reacquired the land use rights from Fine Silicon for a total consideration, or the Consideration, of approximately RMB588.2 million. After the land is rezoned and auctioned off to certain property developer, which is expected to be completed in late 2015, the local government may, at its sole discretion, consider to pay the difference between the auction price and the Consideration aformentioned to Fine Silicon as additional compensation. Based on our understanding of current market prices for similar land zoned for commercial real estate developments in Baoding, the excess of the auction price over the Consideration is expected to be in the range of RMB1,420 million to RMB 2,220 million.

•                  Debt Restructuring and Introducing Strategic Investors

In order to further improve our liquidity, we plan to discuss with certain creditors of our subsidiaries in China about the possibility of converting their debts into equity interests in our company or our subsidiaries so that we could improve our debt-to-equity ratio and reduce cash outflow from debt repayments. We are also in discussions with certain investors for potential strategic investments in our company. Such debt restructuring and strategic investments, if successfully completed, will further increase our liquidity and improve our debt-to-equity ratio.

•                  Renewal or Rollover of Bank Borrowings

We have maintained good credit records and relationships with our major lending banks and other financial institutions in China. To improve our liquidity, we plan to negotiate with our major lending banks and other financial institutions in China to either renew or rollover our short-term borrowings upon maturity. Our management has confidence in our ability to renew or rollover our short-term borrowings when they become due.

There can be no assurance, however, that any of the above financing plans will be successfully completed or completed on terms acceptable to us. Our plans, even if successful, may not result in sufficient cash flow to finance and maintain our business. Facts and circumstances including recurring losses, negative working capital, net cash outflows, and uncertainties on the repayment of the debts raise substantial doubt about our ability to continue as a going concern. The audited consolidated financial statements included in this annual report on Form 20-F do not include any adjustments that might result from the outcome of these uncertainties. See Notes 1 and 2 to our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.

Recent Accounting Pronouncements

In July 2013, the FASB issued ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” an amendment to FASB ASC Topic 740, Income Taxes, or “FASB ASC Topic 740.” This update clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. For public entities, this ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013.  The Company is in the process of evaluating the potentially significant impact of the standard on its consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. This update changed the threshold for reporting discontinued operations and added new disclosures for disposals. Under the updated guidance, a discontinued operation is defined as a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This ASU is effective prospectively for fiscal years, and interimperiods within those years, beginning after December 15, 2014. This ASU is not reasonably expected in the future to have a material impact on the Group’s consolidated financial statements, because the Group does not have discontinued operations or disposals of components of an Entity”.

In May 2014, the FASB and IASB issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements — Going Concern”. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company is currently assessing the potentially significant impact of the adoption of the standard on its consolidated financial statements.

            The FASB voted on April 1 to propose a deferral of the effective date of the new revenue standard by one year, but to permit entities to adopt one year earlier if they choose (i.e., the original effective date). The FASB decided, based on its outreach to various stakeholders and the forthcoming exposure drafts, which amend the new revenue standard, that a deferral is necessary to provide adequate time to effectively implement the new revenue standard. The IASB has not provided a specific timeline to make a decision regarding a potential delay in the effective date of the standard, it is important to note that the FASB’s proposed deferral is not a final decision. The proposal will be subject to the board’s due process requirement, which includes a period for public comments. For U.S. GAAP public entities, the proposed deferral would result in the new revenue standard beings effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2017. The Company is in the process of evaluating the potential significant impact of the standard on its consolidated financial statements.

C.                                                            Research and Development

The primary focus of our research and development efforts is on improving our manufacturing processes at every stage of our production in order to improve the output quality at each stage and deliver more energy-efficient and aesthetically improved PV products at a lower cost. We currently produce multicrystalline polysilicon ingots primarily weighing up to 400, 420, 480 and 500 kilograms. Our research goals with regard to wafer cutting techniques include improving the surface and internal physical characteristics of our wafers so as to decrease the wafer breakage rate and increase the number of wafers produced from each ingot, as well as reduce the wafer thickness. We are also improving our ingot casting and crystal growing processes to reduce the amount of time required for ingot formation, increase ingot output and reduce the cost of raw materials.

We believe that PV cells made from crystalline silicon will continue to dominate the PV market in the foreseeable future. Therefore, our research and development efforts as they relate to PV cells have focused on improving technologies and processing techniques to increase the conversion efficiency and the power output of our PV cells, all of which were traditionally made from multicrystalline silicon. Starting from June 2009, we have been in collaboration with the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells, to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells. Our 600 megawatts of PANDA production capacity for each of the ingots and wafers, cells and modules in Baoding, Hebei Province started initial production in the second quarter of 2011. We successfully produced next-generation cells with an average cell conversion efficiency rate of 19.8% on the PANDA commercial production lines and a record cell conversion efficiency rate of 21.2% on the PANDA trial line in 2014. We also seek to reduce the breakage rate and failure rate and increase the success rate and conversion efficiency of our PV cells through the use of advanced equipment and improved manufacturing processes at each stage of our production. To ensure the competitiveness of our products, we closely monitor the development by our competitors of new-generation PV cells, such as thin film cells, that may or may not be made from crystalline silicon and will seek to respond to challenges and opportunities posed by new technology as appropriate.

We have upgraded our module assembly techniques to accommodate the delicate nature of thinner PV cells. We are researching new solutions to lengthen our PV modules’ life span and make them more reliable, and to further increase the conversion efficiency of our PV cells and PV modules through the use of new materials and new technologies. In addition, we are working to improve our technologies to manufacture PV modules that can be used as construction materials. We are also exploring multipurpose applications of our off-grid PV systems, and collaborating with international PV system installers and integrators by participating in large on-grid PV system projects in order to accumulate more experience and knowledge with respect to such projects.

Our research and development expenses were RMB187.5 million, RMB 288.6 million, and RMB573.8 million (US$92.5 million) in 2012, 2013 and 2014, respectively.

D.                                                            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2014 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information not to be necessarily indicative of future operating results or financial conditions.

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

F.                                                             Tabular Disclosure of Contractual Obligations

Our contractual obligations and commitments as of December 31, 2014 are set forth in the table below.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Borrowings from banks and other parties(1)	6,697,028	3,519,133	2,059,854	1,085,106	32,935
Medium-term notes(2)	4,252,650	3,916,590	336,060	0	—
Commitments for capital expenditures	1,513,082	1,361,774	151,308	—	—
Commitments for the purchase of raw materials	21,096,807	3,063,921	5,890,822	5,411,164	6,730,900
sale-leaseback	877,178	494,040	149,419	115,410	118,309
Total	34,436,745	12,355,458	8,587,463	6,611,680	6,882,144

(1)  Includes interest of RMB543.4 million accrued at the interest rate applicable under the loan agreement, the interest rate was between 2.51% and 7.76%. For borrowings with a floating rate, the most recent rate as of December 31, 2014 was applied.

(2)  Includes interest of RMB352.7 million accrued at the interest rate applicable under the loan agreement.

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

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements were made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements were made or to reflect the occurrence of unanticipated events. You should read this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                                            Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Liansheng Miao	59	Chairperson of board of directors and chief executive
Xiangdong Wang	52	Director and vice president
Iain Ferguson Bruce(1)(2)	74	Independent director
Ming Huang(1)(2)	51	Independent director
Zheng Xue(1)(2)	44	Independent director
Junmin Liu	65	Independent director
Dengyuan Song	57	Chief technology officer
Yiyu Wang	38	Director and Chief financial officer
Jingfeng Xiong	49	Vice president
Zhiheng Zhao	66	Vice president

(1) Audit committee member.

(2) Compensation committee member.

Mr. Liansheng Miao is the chairperson of the board of directors, the founder and chief executive officer of Yingli Green Energy. Prior to founding Tianwei Yingli in 1998, Mr. Miao was the chairperson of Yingli Group. Mr. Miao is an executive director of the Photovoltaic Committee of the China Renewable Energies Association, vice chairperson of the China Rural Area Electricity Supply Association and vice chairperson of the China Cells Industry Association. Mr. Miao is also a director of the Hebei New and High Technology Industry Association and a director of the New Energy Chamber of Commerce of the All-China Federation of Industry and Commerce. Mr. Miao received his bachelor’s degree in business management from Beijing Economics Institute and his master’s degree in business administration from Peking University in China.

Mr. Xiangdong Wang is a director and vice president of Yingli Green Energy. Prior to joining Tianwei Yingli in 2001, he worked as the general accountant for Baoding Public Transportation Co., a PRC company that provides urban public transportation services, Baoding Coal Co., a PRC company engaged in the purchase and distribution of liquefied petroleum gas and liquefied natural gas, and Baoding Sewage Treatment Plant, a sewage treatment facility, each located in Baoding, China. Mr. Wang received his bachelor’s degree in economics from Renmin University of China, and received his master’s degree in economics from Hebei University in China.

Mr. Iain Ferguson Bruce is an independent member of our board of directors and the chairperson of the audit committee and compensation committee of our board of directors. His directorship became effective upon the completion of our initial public offering in June 2007. Mr. Bruce joined KPMG in Hong Kong in 1964 and was elected to its partnership in 1971. He was the senior partner of KPMG from 1991 until his retirement in 1996 and also concurrently served as chairman of KPMG Asia Pacific from 1993 to 1997. Since 1964, Mr. Bruce has been a member of the Institute of Chartered Accountants of Scotland, and is a fellow of the Hong Kong Institute of Certified Public Accountants, with over 50 years of international experience in accounting and consulting. He is also a fellow of The Hong Kong Institute of Directors and Hong Kong Securities and Investment Institute (formerly known as Hong Kong Securities Institute).  Mr. Bruce is the chairman of KCS Limited, which is one of Asia’s leading independent corporate service companies, and is an independent non-executive director of Citibank (Hong Kong) Limited and MSIG Insurance (Hong Kong) Limited. Mr. Bruce is currently an independent non-executive director of Goodbaby International Holdings Limited, a manufacturer of infants’ and children’s products, Louis XIII Holdings Limited (formerly known as Paul Y. Engineering Group Limited), a construction and engineering company, Sands China Ltd., a gaming and hospitality company, Tencent Holdings Limited, a provider of Internet services and mobile value-added services, and Wing On Company International Ltd., a department store operating and real property investment company; all of these companies are listed on The Stock Exchange of Hong Kong Limited. In addition, Mr. Bruce also serves as an independent non-executive director of Noble Group Limited, a commodity trading company that is listed on The Singapore Exchange Securities Trading Limited.  He was also an independent non-executive director of Vitasoy International Holdings Ltd., a beverage manufacturing company, and retired from that company’s board on 4 September 2014.

Professor Ming Huang is an independent member of our board of directors and a member of the audit committee and compensation committee of our board of directors. He was elected to our board in August 2008. Professor Huang also serves as an independent nonexecutive director of Qihoo 360 Technology Co. Ltd., Fantasia Holdings Group Co., Ltd., China Medical System Holdings Limited, JD.com, WH Group, and Guosen Securities Co., Ltd. Professor Huang has been a professor of finance at the Johnson Graduate School of Management at Cornell University in the United States since July 2005. He also serves as the La Caixa Professor of Finance at China Europe International Business School. Previously, he held a series of faculty and administrative positions at Cheung Kong Graduate School of Business, Shanghai University of Finance and Economics, Graduate School of Business at Stanford University, and the Chicago Graduate School of Business. Professor Huang’s academic research primarily focuses on behavioral finance, credit risk and derivatives. Professor Huang received his bachelor’s degree in physics from Peking University, his doctorate in theoretical physics from Cornell University and his doctorate in finance from Stanford University.

Mr. Zheng Xue is an independent member of our board of directors and a member of the audit committee and compensation committee of our board of directors. His directorship became effective on September 19, 2011. Until February 2014, Mr. Xue was chief financial officer of LightInTheBox.com, which is a China-based global online retailer. Prior to joining LightInTheBox.com in 2011, he served as chief financial officer of ATMU Inc., which is the largest automated teller machines sourcing company in China. Prior to joining ATMU Inc. in 2010, he served as an advisor of Asia Alternatives Management LLC since 2009. Prior to his affiliation with Asia Alternatives Management LLC, Mr. Xue was a venture partner of Softbank China & India Holdings, a wholly owned subsidiary of Softbank Corp, and manager of Bodhi Investments LLC, which focuses on early stage companies in China and India from 2006 to 2009. He also worked at ChinaCast Education Corporation from 2006 to 2009, Target Media from 2005 to 2006 and eLong Inc. from 2003 to 2005 as professional chief financial officer or director, respectively. Prior to joining eLong Inc. in 2003, Mr. Xue worked for eight years in investment banking in the United States and China. Mr. Xue studied at Tsinghua University in China and received hisbachelor’s degree in physics from University of Illinois and his MBA degree from the University of Chicago in the United States

Professor Junmin Liu is an independent member of our board of directors and was elected to our board in August 2008. He is a professor in the Economics Department and the chairman of the Research Center of Virtual Economies and Management at Nankai University in China. Professor Liu began his teaching career in September 1982 and has been teaching at Nankai University since December 1992. Professor Liu’s research and study focus on macroeconomics, virtual economies and finance. Professor Liu received his bachelor’s degree in economics and his doctorate in economics, both from Nankai University.

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

Mr. Yiyu Wang is a director and the chief financial officer of Yingli Green Energy. Mr. Wang served as the chief strategic officer of Yingli Green Energy from 2006 to 2013. Prior to joining us in December 2006, Mr. Wang worked as a senior audit manager and an audit manager at the accounting firm of PricewaterhouseCoopers since 1996. From 2003 to 2004, Mr. Wang worked at PricewaterhouseCoopers in Sydney, Australia. Mr. Wang received his bachelor’s degree in international finance from Shanghai University in China.

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

The business address of our directors and executive officers is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3399 North Chaoyang Avenue, Baoding, People’s Republic of China.

B.                                                            Compensation of Directors and Executive Officers

In 2014, the aggregate cash compensation paid to our executive officers and directors was RMB11.1 million (US$1.6 million). For options and restricted shares granted to officers and directors, see “— 2006 Stock Incentive Plan.”

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

Amendment and Termination of Plan. Our board of directors may at any time amend, alter or discontinue the 2006 Stock Incentive Plan. Amendments to or alterations of the 2006 Stock Incentive Plan are subject to shareholder approval if they increase the total number of shares reserved for the purposes of the plan or change the maximum number of shares for which awards may be granted to any participant, or if shareholder approval is required by law or by stock exchange rules or regulations. Any amendment, alteration or termination of the 2006 Stock Incentive Plan must not adversely affect awards already granted without the written consent of the recipient of such awards. Unless terminated earlier, the 2006 Stock Incentive Plan will continue in effect for a term of ten years from the date of adoption.

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

Options. An option granted under the 2006 Stock Incentive Plan will have specified terms set forth in an option agreement and will also be subject to the provisions of the 2006 Stock Incentive Plan, which include the following principal terms. The compensation committee will determine in the relevant option agreement the purchase price per share upon exercise of the option, with the purchase price to be no less than 100% of the fair market value of the shares on the option grant date. The compensation committee will also determine in the relevant option agreement whether the option granted and vested under the award agreement will be exercisable following the recipient’s termination of service with us. If the ordinary shares covered by an option are not exercised or purchased on the last day of the period of exercise, they will terminate. The term of an option granted under the 2006 Stock Incentive Plan may not exceed ten years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option include cash, check or other cash equivalents, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment. Options granted under the 2006 Stock Incentive Plan are not transferable and may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the option holders, but the compensation committee may permit the options to be exercised by and paid to certain persons or entities related to the option holders.

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

As the date of this annual report, an aggregate of 2,665,060 restricted shares issued to the trustee for the benefit of 81 trust participants were all vested, comprising 33,792 restricted shares forfeited for three former employees.

Employee Pension and Other Retirement Benefits

Pursuant to the relevant PRC regulations, we are required to make contributions for each employee at a rate of 20% of a standard salary base as determined by the local social security bureau to a defined contribution retirement scheme organized by the local social security bureau. In addition, we are also required to make contributions for each employee at rates of 7.5%-10%, 1%-2% and 11.2%-13.6% of a standard base for medical insurance benefits, unemployment and other statutory benefits, respectively. Contributions of RMB263.1 million (US$42.4 million) were paid for the year ended December 31, 2014, which contributions were charged to expenses. We have no other obligation to make payments in respect of retirement benefits for our employees.

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

Board of Directors

The following describes the board of directors of Yingli Green Energy. For a description of Tianwei Yingli’s board of directors, see “Item 4.A. History and Development of the Company —Joint Venture Contract — Tianwei Yingli’s Management Structure and Board of Directors.”

Our board of directors currently has seven directors, including four independent directors. Under our current articles of association, our board of directors consists of at least two directors. Our directors are elected by the holders of ordinary shares. At each annual general meeting, one third of our incumbent directors (other than the chairperson of our board and any managing director) will be subject to reelection. A director is not required to hold any shares in the company in order to qualify as a director.

Committees of the Board of Directors

Our board of directors has established an audit committee and a compensation committee. We have adopted a charter for each such committee.

Audit Committee

Our audit committee consists of Messrs. Iain Bruce, Ming Huang and Zheng Xue and is chaired by Mr. Bruce. Mr. Bruce is a director with accounting and financial management expertise as required by the New York Stock Exchange corporate governance rules, or the NYSE rules. We believe that all of the members of our audit committee satisfy the “independence” requirements of the NYSE rules and Rule 10A-3(b)(1) under the Securities and Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee consists solely of independent directors. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Messrs. Iain Bruce, Ming Huang and Zheng Xue and is chaired by Mr. Bruce. We believe that all of the members of our compensation committee satisfy the “independence” requirements of the NYSE rules. Our compensation committee assists the board in reviewing and approving the compensation structure for our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Employment Agreements

We have entered into employment agreements with all of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate his or her employment for cause at any time, with prior written notice, for certain acts of the executive officer, including but not limited to, a conviction of a felony, or willful gross misconduct by the executive officer in connection with his or her employment, and in each case if such acts have resulted in material and demonstrable financial harm to us. An executive officer may, with prior written notice, terminate his or her employment at any time for any material breach of the employment agreement by us that is not remedied promptly after receiving from the employee to remedy such breach. Furthermore, either party may terminate the employment agreement at any time without cause upon advance written notice to the other party. Upon termination, the executive officer is generally entitled to severance pay of at least one month’s salary.

Each executive officer has agreed to hold, both during and subsequent to the terms of his or her agreement, in confidence and not to use, except in pursuance of his or her duties in connection with employment, any of our confidential information, technological secrets, commercial secrets and know-how. Our executive officers have also agreed to disclose to us all inventions, designs and techniques resulting from work performed by them, and to assign to us all right, title and interest in such inventions, designs and techniques.

D.                                    Employees

We had 18,029, 19,306 and 17,912 employees as of December 31, 2012, 2013 and 2014, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our total employees as of December 31, 2014.

	As of December 31, 2014
	Number of Employees	Percentage of Total
Manufacturing	11,478	64.08%
Manufacturing Support	2,047	11.43%
Research and Development	1,024	5.72%
Procurement, Sales and Marketing	618	3.45%
Management and Administrative	1,601	8.94%
Logistics and Others	1,144	6.39%
Total	17,912	100%

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

As of December 31, 2014, we were required by PRC law to make monthly contributions in amounts equal to 20.0%, 7.5% to 10%, 1% to 2%, 0.5% to 1% and 0.6% to 0.8% of our employees’ respective average monthly salary in the preceding year to a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, respectively, each for the benefit of our employees subject to certain statutory limits.

Our employees are not subject to any collective bargaining agreements. We have not been involved in any material labor disputes. We believe that we have a good relationship with our employees.

E.                                    Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this annual report, the most recent practicable date, by:

•                      each of our directors and executive officers;

•                      all of our directors and executive officers as a group; and

•                      each person known to us to own beneficially more than 5.0% of our ordinary shares.

Ordinary Shares Beneficially Owned (1)(2)
	Number of Shares	%
Liansheng Miao(3)	52,498,252	28.75
Xiangdong Wang	*	*
Iain Ferguson Bruce	*	*
Ming Huang	*	*
Zheng Xue	*	*
Junmin Liu	*	*
Dengyuan Song	*	*
Yiyu Wang	*	*
Jingfeng Xiong	*	*
Zhiheng Zhao	*	*
All directors and executive officers as a group	54,815,756	29.63
Principal Shareholders and 5% Shareholders:
Yingli Power Holding Company Ltd.(4)	51,600,652	28.39

*  Less than 1% of our outstanding share capital.

(1) Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2) Percentage of beneficial ownership of each person listed is based on 181,773,562 ordinary shares outstanding and, as applicable, (i) the ordinary shares underlying share options exercisable by such person and (ii) restricted ordinary shares awarded to such person that can be vested, in each case within 60 days of the date of this annual report, not including share options that can be exercised early, in the discretion of the holder, into unvested ordinary shares.

(3) Represents 51,600,652 of our ordinary shares owned by Yingli Power, our principal shareholder, which is 100% beneficially owned by the family trust of Mr. Miao, and 272,000 restricted shares that were vested and 680,000 stock options exercisable. Mr. Miao’s business address is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3399 North Chaoyang Street, Baoding, People’s Republic of China.

(4) Represents 51,600,652 of our ordinary shares beneficially owned by Yingli Power. Yingli Power is 100% beneficially owned by the family trust of Mr. Liansheng Miao. The mailing address of Yingli Power is Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

As of April 7, 2014, 128,592,337, or 70.7% of our outstanding ordinary shares in the form of ADSs, are held by 24 record holders in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States. None of our shareholders has voting rights that are different from those of any other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership.”

B.                                    Related Party Transactions

We adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and that all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions since the beginning of 2012.

Transactions with Yingli Group

We sold PV modules and PV systems with a total price of RMB128.6 million, RMB601.7 million and RMB268.2 million (US$43.2 million) to Yingli Group, a PRC company controlled by Mr. Liansheng Miao, and its subsidiaries in 2012, 2013 and 2014, respectively. As of December 31, 2013 and 2014, we had accounts receivable of RMB212.0 million and RMB278.0 million (US$44.8 million) from Yingli Group and its subsidiaries, and the outstanding balance of advance payment made by Yingli Group and its subsidiaries was RMB140.8 million and RMB282.8 million (US$45.6 million), respectively.

We purchased raw materials and services with a total price of RMB803.3 million, RMB1,111.8 million and RMB814.8 million (US$131.3 million) from the subsidiaries of Yingli Group in 2012, 2013 and 2014, respectively. As of December 31, 2013 and 2014, we had accounts payable of RMB187.3 million and RMB287.9 million (US$46.4 million), and prepayments of RMB144.7 million and RMB34.4 million (US$5.5 million), respectively, in connection with these purchases.

In 2012, 2013 and 2014, we purchased natural gas with a total price of RMB45.1 million, RMB15.1 million and RMB13.2 million (US$2.1million), respectively, from Baoding CNPC Kunlun Natural Gas Co., Ltd., an affiliate of Yingli Group. As of December 31, 2013 and 2014, we had accounts payable of RMB0.1 million and nil, respectively, to Baoding CNPC Kunlun Natural Gas Co., Ltd. in connection with these purchases.

We purchased services with a total price of RMB62.8 million, RMB134.4 million and RMB220.8 million (US$35.6 million) from the subsidiaries of Yingli Group in 2012, 2013 and 2014, respectively. The services mainly included construction services, freight services, system installation services and packaging services. As of December 31, 2013 and 2014, we had accounts payable of RMB67.3 million and RMB122.3 million (US$19.7 million), and prepayments of RMB14.5 million and RMB10.2 million (US$1.6 million), respectively, in connection with these purchases.

In 2012, we paid custom duty in an amount of RMB 32.2 million on behalf of Shuntong Wuliu Co., Ltd., or Shuntong Wuliu, a PRC company jointly established by Yingli Beijing and a subsidiary of Yingli Group. As of December 31, 2013 and 2014, the outstanding balance due from Shuntong Wuliu amounted to RMB2.5 million and nil, respectively.

In 2012 and 2013, Hainan Yingli made one-year entrusted loans of RMB50.0 million and RMB25.0 million to Hainan Yedao Harvest Real Estate Development Co. Ltd., a subsidiary of Yingli Group, at an interest rate of 5.4% and 6.0% per annum respectively, and collected RMB65.0 million in 2013 in respect of the above mentioned loans. The outstanding balance of this loan was RMB10 million as of December 31, 2013. In 2014, Hainan Yingli collected RMB10 million (US$1.6 million) in respect of the above mentioned loans and made a loan of RMB40 million(US$6.4 million) to Hainan Yedao Harvest Real Estate Development Co. Ltd., a subsidiary of Yingli Group, at an interest rate of 6.0%. The outstanding balance of this loan was RMB40 million (US$6.4 million) as of December 31, 2014.

In 2012 and 2013, Lixian Yingli, Fine Silicon and Yingli Energy (China) entered into a sales-leaseback and financial leasing transaction with Tianjin Xinhai Financial Leasing Co., Ltd., or Xinhai Leasing, a subsidiary of Yingli Group. Under this transaction in 2012 and 2013, Lixian Yingli, Fine Silicon and Yingli Energy (China) paid a total of RMB14.5 million and RMB17.5 million, respectively, to Xinhai Leasing as deposits to guarantee this transaction. These deposits will be returned when the transaction is completed. As of December 31, 2013 and 2014, Lixian Yingli, Fine Silicon and Yingli Energy(China) had paid a total of RMB32.0 million and RMB32.0 million (US$5.3 million), respectively, to Xinhai Leasing.

Transactions with Tianwei Baobian and Its Controlling Shareholder

Tianwei Baobian, a PRC company listed on the Shanghai Stock Exchange and 22.96% owned by Tianwei Group, a wholly state-owned limited liability company established in the PRC, is a shareholder of Tianwei Yingli, holding a 18.99% equity interest in Tianwei Yingli.

On August 9, 2006, Tianwei Yingli declared dividends of RMB21.7 million to Tianwei Baobian. Tianwei Baobian reinvested RMB10.7 million of these dividends in the form of a paid-in capital contribution in Tianwei Yingli. The remaining dividends payable of RMB11.0 million were settled in July 2011.

Certain Other Related Party Transactions

In 2012, 2013 and 2014, we sold PV modules to Tibet Tianwei Yingli New Resources Co., Ltd., or Tibet Yingli, a subsidiary 50% owned by Tianwei Yingli, amounting to RMB10.5 million, RMB10 million and RMB14.8 million (US$2.4 million), respectively. As of December 31, 2012, 2013 and 2014, we had receivables amounting to RMB10.4 million, RMB10.9 million and RMB11.7 million (US$1.9 million), respectively, due from Tibet Yingli. In 2014, Yingli China purchased PV systems in the amount of RMB2.0 million (US$0.3 million) from TibetYingli. As of December 31, 2014, we had accounts payable to Tibet Yingli of RMB17.6 million (US$2.8 million).

In 2012, 2013 and 2014, we made prepayments of RMB2.0 million, nil and nil to, and purchased RMB0.5 million, nil and nil of raw materials, respectively, from CIP Solutions AG, an entity whose equity shareholder is a noncontrolling shareholder of Yingli South East Europe. As of December 31, 2012, 2013 and 2014, RMB2.0 thousand, RMB2.2 million and RMB1.9 million (US$0.3 million), respectively, were prepaid to CIP Solutions AG.

In 2012, 2013 and 2014, we made sales of RMB198.8 million, RMB97.8 million and RMB5.8 million (US$0.9 million) to, and received payments of RMB121.6 million, RMB152.4 million and RMB35.2 million (US$5.7 million) from, respectively, CIP Services AG. As of December 31, 2012, 2013 and 2014, we had accounts receivable of RMB100.7 million, RMB46.1 million and RMB16.6 million (US$2.7 million), respectively, due from CIP Services AG.

In 2012, 2013 and 2014, we sold PV modules with a total price of RMB114.4 million, RMB187.5 million and RMB81.0 million (US$13.1 million), respectively, to Hainan Tianneng Power Co., Ltd, or Hainan Tianneng, in which we hold a 27.66% equity interest. As of December 31, 2012, 2013 and 2014, we had accounts receivable of RMB76.2 million, RMB156.6 million and RMB84.0 million (US$13.5 million), respectively, due from Hainan Tianneng.

In 2012, 2013 and 2014, we purchased raw materials with a total price of RMB10.2 million, RMB17.6 million and RMB15.3 million (US$2.5 million), respectively, from Baoding Zhongtai Solar Technology Co., Ltd, or Baoding Zhongtai, an entity whose equity holder is a noncontrolling shareholder of Lixian Yingli. As of December 31, 2013 and 2014, we had accounts payable of RMB8.3 million and RMB12.4 million (US$2.0 million), respectively, due to Baoding Zhongtai.

In 2010, we borrowed RMB3.7 million and repaid RMB1.0 million from Beijing Zhonghe Zhengshi Investment Management and Consulting Company, a noncontrolling shareholder of Yingli Beijing. As of December 31, 2013 and 2014, an amount of RMB10 thousand and RMB10 thousand (US$1.6 thousand), respectively, remained outstanding.

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

On June 21, 2010, we commenced an arbitration proceeding against International Comercial E Industrial, S.A., or INCEISA, a Spanish Solar product distributor, at the International Court of Arbitration of the International Chamber of Commerce. We commenced the arbitration seeking recovery of certain unpaid accounts receivable of approximately US$7.04 million and €14.47 million by INCEISA under the terms of a written settlement agreement. On October 11, 2011, the arbitral tribunal granted an award directing INCEISA to pay us over US$2.29 million and €15.98 million, respectively, as damages for breach of contractual obligations, as well as associated legal and arbitration cost. As of the date of this annual report, we are still in the process of registering and enforcing such award in Spain in accordance with relevant rules and regulations. In November 2014, the local court finally recognized the arbitration award in favor of us and we are currently enforcing the award against INCEISA.

In October 2012, we received notice of an antitrust and unfair competition lawsuit filed by Solyndra, LLC (a U.S.-based solar company) against us and two other China-based solar manufacturers in the U.S. District Court for the Northern District of California. We filed our joint motion to dismiss all of the claims in an amended complaint by Solyndra’s liquidation trustee with our co-defendants (Suntech Power Holdings Co., Ltd., Suntech America, Inc., Trina Solar Ltd. And Trina Solar (U.S.) Inc.) in early March 2013. In October 2013, we received notice of an antitrust lawsuit with similar claims filed by another U.S.-based solar company, Energy Conversion Devices Liquidation Trust, or ECD, through its liquidating trustee, against us and the same China-based solar manufacturers in the U.S. District Court of the Eastern District of Michigan. On April 9, 2014, we received an order denying defendants’ joint motion to dismiss Solyndra’s claims. We are in the process of discovery and we will continue to defend ourselves vigorously in the case. On October 31, 2014, the Court granted a joint motion to dismiss the case. In November 2014, the plaintiff file a motion for reconsideration, and a second motion to amend or after the judgment and for leave to file an amended complaint, both which remain pending. While it is premature at this stage of the litigations to evaluate the likelihood of favorable or unfavorable outcomes, we believe that both Solyndra’s and ECD’s claims lack merits. We intend to defend vigorously against those allegations.

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

On November 7, 2012, the U.S. International Trade Commission (ITC) determined that CSPV modules produced from Chinese cells are materially injuring the U.S. CSPV cells and modules industry. The U.S. Department of Commerce, or the DOC, issued its final determinations on the rates of the anti-dumping, or AD, and countervailing duties, or CVD, on October 10, 2012, which became effective upon issuance of the final anti-dumping and countervailing duties orders in early December 2012. As a result of such final determinations, we, as a voluntary respondent, are subject to an average aggregated AD/CVD rate of 29.18%. However, this average aggregated AD/CVD rate might be subject to change due to the administrative review process initiated by DOC in early 2014. We are mandatory respondent in the first administrative review on the anti-dumping investigation and had obtained a much lower preliminary anti-dumping rate than in the original investigations.

On January 23, 2014, the DOC initiated a parallel AD investigation on CSPV products from Mainland China and Taiwan and CVD investigation on CSPV products from Mainland China. The products concerned are crystalline silicon photovoltaic cells, and modules, laminates and/or panels consisting of crystalline silicon photovoltaic cells, whether or not partially or fully assembled into other products, including building integrated materials. Subject merchandise also includes modules, laminates and/or panels assembled in Mainland China and Taiwan consisting of crystalline silicon photovoltaic cells that are completed or partially manufactured within a customs territory other than Mainland China and Taiwan, using ingots, wafers that are manufactured in Mainland China and Taiwan, or cells where the manufacturing process begins in Mainland China and Taiwan and is completed in other countries. On December 23, 2014, the DOC published its confimitive final determination on these investigations by imposing punitive AD tariffs ranging from 26.71% to 165.04% and CVD tariffs ranging from 27.64% to 49.21%. As a separate rate company in these investigations, the AD&CVD tariffs applicable to the Company will be 52.31% and 38.43%, respectively. On February 10, 2015, the ITC issued its final injury determinations by confirming injury to the US CSPV module industry by Chinese CSPV module manufacturers. As a result of the determinations by DOC and ITC, Chinese modules integrating cells from third countries will be subject to the new AD and CVD tariffs when exported to the US. Although we have very limited sales of modules to the US incorporating third country cells, such determinations may adversely affect our business flexibility in the US market and our business in the US may be materially and adversely impacted.

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

Dividend Policy

Since our incorporation, we have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future.

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

We are a Cayman Islands holding company and substantially all of our income, if any, will be derived from dividends we receive directly or indirectly from our operating subsidiaries located in the PRC. PRC regulations currently permit payment of dividends only out of accumulated profits, if any, as determined in accordance with PRC accounting standards and regulations. In addition, in the discretion of their respective board of directors, Tianwei Yingli is required to allocate a portion of its after-tax profits to its reserve fund, enterprise development fund and employee bonus and welfare fund, and Yingli China is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital, as well as to its employee bonus and welfare fund. These reserve funds may not be distributed as cash dividends. Furthermore, if any of our PRC subsidiaries incurs debt in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under the EIT Law and its implementation rules issued by the State Council, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to Yingli Green Energy and Yingli International may be subject to a withholding tax rate of 10%, unless each of Yingli Green Energy and Yingli International are deemed to be a PRC “resident enterprise.”

Moreover, the EIT Law and its implementation rules specify that an income tax rate of 10% will be applicable to dividends payable to non-PRC investors who are considered as “non-resident enterprises” which have no establishment inside the PRC, or derive income not substantially connected with their establishments inside the PRC, to the extent such dividends are derived from sources within the PRC. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive directly or indirectly from our operating subsidiaries located in the PRC. If we declare dividends on such income, it is unclear whether such dividends will be deemed to be derived from sources within the PRC under the EIT Law and its implementation rules, and be subject to the 10% income tax. See “Item 10.E. Taxation — People’s Republic of China Taxation.”

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

	Market Price per ADS
	High	Low
Annual Highs and Lows
2010	19.11	8.31
2011	13.34	2.87
2012	6.27	1.25
2013	8.13	1.70
2014	7.45	1.85
Quarterly Highs and Lows
First Quarter 2013	3.49	1.90
Second Quarter 2013	3.55	1.70
Third Quarter 2013	6.94	3.28
Fourth Quarter 2013	8.13	4.18
First Quarter 2014	7.24	4.25
Second Quarter 2014	4.88	2.68
Third Quarter 2014	4.03	3.10
Fourth Quarter 2014	3.22	2.03
First Quarter 2015	2.47	1.85
Monthly Highs and Lows
October 2014	3.22	2.45
November 2014	3.08	2.60
December 2014	2.74	2.01
January 2015	2.42	1.86
February 2015	2.29	1.87
March 2015	2.47	1.85
April 2015	2.13	1.75
May 2015 (through May 14, 2015)	1.89	1.51

The closing price for the ADSs on the New York Stock Exchange on May 14, 2015 was US$1.68 per ADS.

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

ITEM 10.  ADDITIONAL INFORMATION

A.                                    Share Capital

Not Applicable.

B.                                    Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our third amended and restated memorandum of association contained in our F-1 registration statement (File No. 333-142851), as amended, initially filed with the SEC on May 11, 2007. Our shareholders adopted our third amended and restated memorandum and articles of association by unanimous resolutions on May 11, 2007.

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

Under the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange, foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from SAFE or its local branches. Capital investments by foreign-invested enterprises outside of China are also subject to limitations, which include approvals by the Ministry of Commerce, SAFE and the National Development and Reform Commission or their local counterparts. Currently, the PRC laws and regulations do not provide clear criteria as to how to obtain approval from SAFE. SAFE and its local branches have broad discretion as to whether to issue an approval.

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

Moreover, the implementation rules for the EIT Law provide that a withholding tax rate of 10% is generally applicable to dividends paid to non-PRC investors who are “non-resident enterprises” and a withholding tax rate of 20% is generally applicable for non-PRC individual investors to the extent such dividends are derived from sources within the PRC, unless any such non-PRC investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Furthermore, a circular issued by the MOF and the State Administration of Taxation on February 22, 2008 stipulates that undistributed earnings generated prior to January 1, 2008 are exempt from enterprise income tax. We are a Cayman Islands holding company, Yingli International is a British Virgin Islands intermediate holding company and Cyber Lighting is a Hong Kong intermediate holding company. The Cayman Islands and the British Virgin Islands where such holding companies are incorporated do not have a tax treaty with China. According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Tax on Income entered into in August 2006, or the Mainland and the Hong Kong Taxation Arrangement and its relevant regulations, subject to the confirmation of the in-charge local tax authority, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%, if the foreign investor is the “beneficial owner” and owns directly at least 25% of the equity interest of the foreign-invested enterprise. The State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, if any, will be subject to a 10% income tax or, in the case of the dividends paid to Cyber Lighting, 5% income tax (subject to the confirmation of the local tax authority) if we are considered as “non-resident enterprises” under the EIT Law.

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

With respect to certain non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs representing such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that depositary shares such as the ADSs (which are listed on the New York Stock Exchange), but not our ordinary shares, are treated as readily tradable on an established securities market in the United States for these purposes. Thus, while we believe that the ADSs currently should be considered readily tradable on an established securities market in the United States for these purposes, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see “— People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, may be eligible for the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

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

Passive Foreign Investment Company

We believe that we were not a PFIC for our taxable year ended on December 31, 2014, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

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

You may read and copy this annual report, including the exhibits incorporated by reference in this annual report, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the SEC’s regional offices in New York, New York and Chicago, Illinois. You can also obtain copies of this annual report, including the exhibits incorporated by reference in this annual report, from the SEC’s Public Reference Room and regional offices upon payment of a duplicating fee.

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

As of December 31, 2014, we held an equivalent of RMB4,663.4million (US$751.6 million) in accounts receivable and prepayments to suppliers (excluding the non-current portion), of which an equivalent of RMB1,194.0 million (US$192.4 million) were denominated in U.S. dollars and RMB1,228.9 million (US$198.1 million) were denominated in Euros. As the substantial majority of our sales of our products and purchases of our raw materials are denominated in U.S. dollars and Euros, any significant fluctuations in the exchange rates between the Renminbi and the U.S. dollar and/or the Euro could have a material and adverse effect on our results of operations. Moreover, we had significant monetary assets and liabilities denominated in U.S. dollars and Euros as of December 31, 2014, which consisted mainly of accounts receivable, prepayments to suppliers and accounts payable. Fluctuations in foreign exchange rates could also have a material adverse effect on the value of these monetary assets and liabilities denominated in U.S. dollars and Euros. Generally, appreciation of the Renminbi against the U.S. dollar and Euro will result in foreign exchange losses for monetary assets denominated in U.S. dollars and Euros and foreign exchange gains for monetary liabilities denominated in U.S. dollars and Euros. Conversely, depreciation of the Renminbi against the U.S. dollar and Euro will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars and Euros and foreign exchange losses for monetary liabilities denominated in U.S. dollars and Euro.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of the Renminbi based on the foreign exchange rate on December 31, 2014 would result in our holding Renminbi equivalents of RMB1,089.6 million (US$175.6 million) for our accounts receivable and prepayments to suppliers denominated in U.S. dollars as of December 31, 2014. These amounts would represent net loss of RMB104.4 million (US$16.8 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2014. Conversely, we estimate that a 10% depreciation of the Renminbi would result in our holding Renminbi equivalents of RMB1,331.7 million (US$214.6 million) for our accounts receivable and prepayments to suppliers denominated in U.S. dollars as of December 31, 2014. These amounts would represent net income of RMB137.8 million (US$22.2 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2014.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of the Renminbi based on the foreign exchange rate on December 31, 2014 would result in our holding Renminbi equivalents of RMB1,121.5 million (US$180.7 million) for our accounts receivable and prepayments to suppliers denominated in Euro as of December 31, 2014. These amounts would represent net loss of RMB107.5 million (US$17.3 million) for our accounts receivable and prepayment to suppliers denominated in Euros as of December 31, 2014. Conversely, we estimate that a 10% depreciation of the Renminbi would result in our holding Renminbi equivalents of RMB1,370.7 million (US$220.9 million) for our accounts receivable and prepayments to suppliers denominated in Euros as of December 31, 2014. These amounts would represent net income of RMB141.8 million (US$22.8 million) for our accounts receivable and prepayment to suppliers denominated in Euros as of December 31, 2014.

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

In 2012, 2013 and 2014, net foreign currency exchange loss was RMB78.6million, RMB32.2million and RMB243.4 million (US$39.2 million), respectively, primarily due to depreciation of the U.S. dollar and the Euro against the Renminbi. In addition, we have entered into hedging and foreign currency forward arrangements to limit our exposure to foreign currency exchange risk. We expect that we will continue to be exposed to foreign currency exchange risk to the extent that our hedging and foreign currency forward arrangements do not cover all of our expected revenues denominated in foreign currencies. We cannot predict the effect of exchange rate fluctuations on our foreign exchange gains or losses in the future. We may continue to reduce the effect of such exposure through foreign currency forward or other similar arrangements, but because of the limited availability of such instruments in China, we cannot assure you that we will always find a hedging arrangement suitable to us, or that such derivative activities will be effective in managing our foreign exchange risk. The value of your investment in our company will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the dividends Tianwei Yingli may pay us in the future and the value of your investment in us, all of which may have a material adverse effect on the value of the ADSs.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest expenses incurred by our short-term and long-term borrowings and interest income generated by excess cash invested in demand deposits. Such interest-earning instruments carry a degree of interest rate risk. As of December 31, 2014, we had RMB10,112.1 million (US$1,629.8 million) in outstanding short-term borrowings (including the current portion of medium-term notes and long-term debt), RMB1,713.3 million (US$276.1 million) in outstanding medium-term notes and RMB2,858.2 million (US$460.7 million) in outstanding long-term debt (excluding the current portion). We have not used any derivative financial instruments to manage our interest rate risk exposure due to the lack of such financial instruments in China. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expense may increase due to changes in interest rates prevailing in the open market.

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

Fees and Payments from the Depositary to Us

Our depositary, JPMorgan Chase Bank, N.A., has agreed to reimburse us for our expenses incurred in connection with our ADR and investor relations programs in the future. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement is not related to the amount of fees the depositary collects from the ADS holders. In 2014, we received from our depositary a reimbursement of US$1.02 million relating to the ADS facility.

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

We completed our initial public offering, in which we offered and sold 26,550,000 ordinary shares and several of our shareholders sold an aggregate of 2,950,000 ordinary shares, in the form of ADSs, at US$11.00 per ADS in June 2007, after our ordinary shares and ADSs were registered under the Securities Act. The aggregate price of the offering amount registered and sold was US$324.5 million, of which we received net proceeds of US$273.8 million. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. The effective date of our registration statement on Form F-1 (File number: 333-142851) was June 7, 2007. Goldman Sachs (Asia) L.L.C. was the sole global coordinator, Goldman Sachs (Asia) L.L.C. and UBS AG were the joint book runners and Piper Jaffray & Co. and CIBC World Markets Corp. were the other underwriters of the offering. We have used all of the net proceeds received from our initial public offering.

In December 2007, we completed a convertible note offering and secondary offering, in which we offered and sold an aggregate of US$172.5 million of zero coupon convertible senior notes due 2012, and several of our shareholders sold an aggregate of 6,440,000 ordinary shares in the form of ADSs at US$31.00 per ADS, after our notes and ordinary shares and ADSs were registered under the Securities Act. The aggregate price of the notes amount registered and sold was US$172.5 million, of which we received net proceeds of US$168.2 million. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. The effective date of our registration statement for the notes, ordinary shares and ADSs on Form F-1 (File number: 333-147223) was December 10, 2007. Credit Suisse Securities (USA) LLC was the sole global coordinator, Credit Suisse Securities (USA) LLC, Goldman Sachs (Asia) L.L.C. and Merrill Lynch, Pierce, Fenner & Smith Incorporated were the joint book runners and Piper Jaffray & Co. was the other underwriter of the offering. We have used all of the net proceeds received from our convertible note offering.

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

We have used approximately US$50.0 million of the net proceeds received from our June 2009 following-on public offering to repay the loan facility provided by ADM Capital to Yingli China, our subsidiary.

In April 2014, we completed a follow-on public offering in which we offered and sold an aggregate of 25,000,000 ordinary shares in the form of ADS, at US$3.50 per ADS, after our ordinary shares and ADSs were registered under the Securities Act. We received net proceeds of US$83.0 million from the offering. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. The effective date of our registration statement on Form F-3 (File number: 333-191031) was April 15, 2014. Deutsche Bank Securities Inc. and Goldman Sachs (Asia) L.L.C. were the joint bookrunners, and HSBC Securities (USA) Inc. was a co-manager of the offering.

We have used approximately US$25 million of the net proceeds received from our April 2014 offering to invest in downstream solar projects through a joint venture fund with Shanghai Sailing Capital Management Co., Ltd., or the Fund. However, due to a delay in investing in the downstream solar projects by the Fund, the Fund did not call for the second tranche of fund injection. Consequently, we spent approximately US$30 million to invest in our self-developed solar projects to expand our downstream business.

The remaining net proceeds from the follow-on offerings in June 2009 and April 2014 have been used for general corporate purposes, including funding our working capital needs.

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15e and 15d-15(e) promulgated under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and required disclosure is made within the time period specified in the rules and forms of the SEC.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2014 using criteria established in “Internal Control-Integrated Framework 2013” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2014 based on the criteria established in “Internal Control-Integrated Framework 2013” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The effectiveness of internal control over financial reporting as of December 31, 2014 has been audited by PwC, an independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2014. PwC’s report on the effectiveness of our internal control over financial reporting is included on page F-3 of this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Iain Ferguson Bruce qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. All of the members of our audit committee satisfy the “independence” requirements of the NYSE rules and Rule 10A-3(b)(1) under the Exchange Act.

ITEM 16B.  CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to our directors, officers, employees and agents, including certain provisions that specifically apply to our chief executive officer, chief financial officer, chief operating officer, chief technology officer, vice presidents and any other persons who perform similar functions for us. We have filed our code of business conduct and ethics as an exhibit to our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the SEC on May 11, 2007. We hereby undertake to provide to any person without charge, a copy of our code of business conduct and ethics within ten working days after we receive such person’s written request.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our principal external auditors, for the periods indicated. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2013	2014
	(In thousands of RMB)	(In thousands of RMB)	(In thousands of US$)
Audit fees(1)	7,115	9,300	1,499
Audit-related fees(2)	4,040	—	—
Tax fees(3)	16	—	—
All other fees(4)	846	—	—

(1)  Audit fees means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)  Audit-related fees means the aggregate fees billed in each of the fiscal years listed for assurance and related services by our principal external auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported under “Audit fees”. Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the procedures in connection with our quarterly financial statements. The policy of our audit committee is to pre-approve all audit and non-audit services provided by our principal external auditors.

(3)  Tax fees means the aggregate fess billed in each of the fiscal year listed for professional services rendered for preparation and submission of tax returns.

(4)  All other fees refer to the aggregate fees billed in each of the fiscal years listed for professional services rendered for due diligence and assistance in sustainability analysis.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The table below is a summary of purchases by us of the ADSs during the years ended December 31, 2011, 2012, 2013 and 2014:

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

(1)  On September 30, 2011, we announced a share repurchase program for the repurchase of up to US$100  million worth of the ADSs from time to time over the next 12 months in the open market or in negotiated transactions.

(2)  The ADSs repurchased in 2011 and 2012, representing 5,726,708 ordinary shares, are being held as treasury shares.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

(a)                     Dismissal of KPMG

KPMG was previously the principal accountants for the Company. Our board of directors approved to dismiss KPMG effective from June 3, 2014, based on recommendation from our audit committee.

The audit report of KPMG on the Company’s consolidated financial statements as of and for the years ended December 31, 2012 and 2013 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two fiscal years ended December 31, 2013 and the subsequent interim period through June 3, 2014, there were no (i) disagreements with KPMG on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their report to the subject matter of the disagreement, or (ii) reportable events.

We provided a copy of the foregoing disclosure to KPMG and requested KPMG furnish a letter addressed to the SEC stating whether or not KPMG agreed with such disclosure. A copy of the letter from KPMG addressed to the SEC, dated May 15, 2015, was filed as Exhibit 15.3 hereto.

(b)                     Appointment of PricewaterhouseCoopers Zhong Tian LLP

With the approvals of our board, the audit committee and shareholders, we appointed PricewaterhouseCoopers Zhong Tian LLP, or PwC, as our principal independent registered public accounting firm for the year 2014 effective from June 3, 2014.

During the two fiscal years ended December 31, 2012 and 2013 and the subsequent interim period through June 3, 2014, neither we nor anyone on our behalf consulted PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our financial statements, and neither a written report nor oral advice was provided us that PwC concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement” (as defined in Item 16F(a)(1)(iv) of Form 20-F and related instructions to Item 16-F of Form 20-F) with PwC or a “reportable event” (as described in Item 16F(a)(1)(v) of Form 20-F).

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

Under the New York Stock Exchange Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, the nominating/corporate governance committee must develop and recommend to the board a set of corporate governance principles. We do not have a nominating/corporate governance committee, and the Companies Law of the Cayman Islands does not require companies incorporated in Cayman Islands to have a nominating/corporate governance committee. Currently, our board of directors performs the duties of the nominating/corporate governance committee and regularly reviews our corporate governance principles and practice.

The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands law and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands law. We intend to comply with the requirements of Cayman Islands law only in determining whether shareholder approval is required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not Applicable

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the reports of the Independent Registered Public Accounting Firms:

•                      Consolidated Balance Sheets as of December 31, 2013 and 2014

•                      Consolidated Statements of Comprehensive Loss for the years ended December 31, 2012, 2013 and 2014

•                      Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2013 and 2014

•                      Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2013 and 2014

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

4.3*	Joint Venture Contract of Baoding Tianwei Yingli New Energy Resources Co., Ltd., dated May 30, 2014

Exhibit Number	Description of Document
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

Exhibit Number	Description of Document
4.19

Loan Agreement, dated January 15, 2010, between Tianwei Yingli, as borrower, and Bank of China Limited, Baoding Branch, as lender (incorporated by reference to Exhibit 4.30 from our annual report on form 20-F filed with the Commission on May 11, 2011)

4.23

Loan Agreement, dated April 4, 2013, between Yingli Energy (China) Company Limited and China Development Bank (incorporated by reference to Exhibit 4.23 from our annual report on form 20-F filed with the Commission on April 11, 2014)

4.24*

Loan Agreement, dated March 18, 2015, between Yingli Energy (China) Company Limited and China Development Bank (incorporated by reference to Exhibit 4.24 from our annual report on form 20-F filed with the commission on April 27, 2015.)

4.25*

Loan Agreement, dated March 30, 2015, between Yingli Energy (China) Company Limited and China Development Bank (incorporated by reference to Exhibit 4.25 from our annual report on form 20-F filed with the commission on April 27, 2015.)

8.1*	Subsidiaries of the Registrant
11.1

Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from the registrant’s registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Independent Registered Public Accounting Firm, PWC
15.2*	Consent of Independent Registered Public Accounting Firm, KPMG
15.3*	Letter from KPMG regarding Item 16F of this annual report
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*    Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

	By:	/s/ Liansheng Miao
Name:Liansheng Miao
Title:Chairman and Chief Executive Officer
Date: May 15, 2015

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND

SUBSIDIARIES

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yingli Green Energy Holding Company Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows present fairly, in all material respects, the financial position of Yingli Green Energy Holding Company Limited and its subsidiaries (the “Company”) at December 31, 2014, and the results of their operations and their cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of Form 20-F.  Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audit.  We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the financial statements, facts and circumstances including recurring losses, negative working capital, net cash outflows, and uncertainties on the repayment of the debts raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, People’s Republic of China

May 15, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Yingli Green Energy Holding Company Limited:

We have audited the accompanying consolidated balance sheet of Yingli Green Energy Holding Company Limited and subsidiaries as of December 31, 2013, and the related consolidated statements of comprehensive loss, changes in equity, and cash flows for the years ended December 31, 2012 and 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Yingli Green Energy Holding Company Limited and subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the years ended December 31, 2012 and 2013, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG

Hong Kong, China
April 11, 2014

  YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

(Amounts in thousands, except per share data)

	Note	December 31, 2013	December 31, 2014
		RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents	(2)(c)	1,105,478	1,069,054	172,300
Restricted cash	(2)(f)	1,692,330	1,332,404	214,745
Accounts receivable, net	(3)	4,223,730	4,069,027	655,808
Inventories	(4)	2,164,902	2,099,082	338,311
Prepayments to suppliers		640,597	926,165	149,271
Value-added tax recoverable	(2)(p)	566,899	486,243	78,368
Amounts due from and prepayments to related parties	(23)	651,951	634,112	102,200
Current deferred income taxes	(20)	114,357	465,961	75,099
Prepaid expenses and other current assets		196,284	242,249	39,045
Total current assets		11,356,528	11,324,297	1,825,147
Amounts due from a related party		32,000	32,000	5,157
Long-term prepayments to suppliers	(2)(i)	884,562	721,651	116,309
Investments in affiliated companies	(8)	216,276	423,301	68,224
Property, plant and equipment, net	(5)	13,128,479	12,110,794	1,951,906
Project assets	(2)(j)	355,643	1,369,662	220,749
Land use rights		702,858	603,514	97,269
Intangible assets, net	(25)	58,936	58,610	9,446
Non-current deferred income taxes	(20)	576,628	212,788	34,295
Other assets		137,634	251,833	40,588
Total assets		27,449,544	27,108,450	4,369,090

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets — (Continued)

(Amounts in thousands, except per share data)

	Note	December 31, 2013	December 31, 2014
		RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings, including current portion of medium-term notes and long-term debt	(9)	6,715,877	10,112,055	1,629,767
Accounts payable		5,639,756	5,237,989	844,211
Advances from customers		601,602	935,935	150,845
Amounts due to related parties	(23)	457,838	974,501	157,061
Current deferred tax liabilities	(20)	4,856	4,301	693
Accrued warranty liability		40,632	40,903	6,592
Short-term sales lease back and financing lease payable due to non-related parties	(17)	18,225	23,744	3,827
Short-term sales lease back and financing lease payable due to related parties	(17), (23)	30,902	47,859	7,713
Interest payable		170,064	162,657	26,216
Other current liabilities and accrued expenses		622,800	536,782	86,514
Total current liabilities		14,302,552	18,076,726	2,913,439
Medium-term notes	(12)	3,914,656	1,713,308	276,135
Long-term debt, excluding current portion	(9)	4,108,283	2,858,153	460,651
Reserve for inventory purchase commitments	(19)	1,100,661	1,231,701	198,514
Accrued warranty liability, excluding current portion	(2)(s)	626,314	707,525	114,032
Long-term sales lease back and financing lease payable due to non-related parties	(17)	35,338	16,214	2,613
Long-term sales lease back and financing lease payable due to related parties	(17), (23)	246,752	280,640	45,231
Deferred other income	(2)(j)	762,806	791,788	127,613
Other liabilities	(13)	225,117	130,714	21,068
Total liabilities		25,322,479	25,806,769	4,159,296

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets — (Continued)

(Amounts in thousands, except per share data)

	Note	December 31, 2013	December 31, 2014
		RMB	RMB	US$

Shareholders’ equity:
Ordinary shares —	(14)
Par value: US$0.01
Authorized shares: 1,000,000,000
Issued shares: 162,490,478 and 187,490,478 as of December 31, 2013 and 2014, respectively
Outstanding shares: 156,763,770 and 181,763,770 as of December 31, 2013and 2014, respectively		12,252	13,791	2,223
Additional paid-in capital		6,684,145	7,234,810	1,166,040
Treasury stock: 5,726,708 and 5,726,708 as of December 31, 2013 and 2014, respectively, at cost	(15)	(127,331)	(127,331)	(20,522)
Accumulated other comprehensive income		289,889	312,110	50,303
Accumulated deficit		(6,350,935)	(7,650,744)	(1,233,076)
Total equity/(deficit) attributable to Yingli Green Energy		508,020	(217,364)	(35,032)
Noncontrolling interests	(16)	1,619,045	1,519,045	244,826
Total shareholders’ equity		2,127,065	1,301,681	209,794

Commitments and contingencies	(24)	—	—	—

Total liabilities and shareholders’ equity		27,449,544	27,108,450	4,369,090

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

(Amounts in thousands, except per share data)

		Year Ended December 31,
	Note	2012	2013	2014
		RMB	RMB	RMB	US$

Net revenues	(18)
Non-related parties		11,023,903	12,693,841	12,583,775	2,028,136
Related parties	(23)	368,025	724,252	343,602	55,379
Total net revenues		11,391,928	13,418,093	12,927,377	2,083,515
Cost of revenues
Total cost of revenues		11,760,729	11,959,239	10,689,132	1,722,775
Gross profit (loss)		(368,801)	1,458,854	2,238,245	360,740
Operating expenses
Selling expenses		893,332	1,064,263	1,095,145	176,505
General and administrative expenses		804,587	741,168	615,131	99,141
Research and development expenses		187,538	288,558	573,792	92,478
Provision for doubtful accounts receivable	(3)	68,561	3,065	169,371	27,298
Impairment of long-lived assets	(2)(j), (5)	200,497	—	—	—
Provision for inventory purchase commitments	(19)	—	480,182	—	—

Total operating expenses		2,154,515	2,577,236	2,453,439	395,422

Loss from operations		(2,523,316)	(1,118,382)	(215,194)	(34,682)

Other income (expense)
Equity in income of affiliates, net		507	1,197	2,245	362
Interest expense		(897,124)	(971,597)	(1,015,871)	(163,729)
Interest income		46,446	31,372	35,026	5,645
Foreign currency exchange losses		(78,599)	(32,230)	(243,386)	(39,227)
Other income	(2)(j), (23)	54,457	65,767	125,568	20,238
Loss before income taxes		(3,397,629)	(2,023,873)	(1,311,612)	(211,393)
Income tax benefit (expense)	(20)	205,742	(31,025)	(89,723)	(14,461)
Net loss		(3,191,887)	(2,054,898)	(1,401,335)	(225,854)

Less: Loss attributable to the noncontrolling interests		127,475	110,473	101,526	16,363
Net loss attributable to Yingli Green Energy		(3,064,412)	(1,944,425)	(1,299,809)	(209,491)

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss— (Continued)

(Amounts in thousands, except per share data)

		Year Ended December 31,
	Note	2012	2013	2014
		RMB	RMB	RMB	US$

Net loss		(3,191,887)	(2,054,898)	(1,401,335)	(225,854)
Foreign currency exchange translation adjustment, net of nil tax		115,598	49,089	23,040	3,713
Cash flow hedging derivatives, net of nil tax	(6)	1,513	(1,070)	(273)	(44)
Comprehensive loss		(3,074,776)	(2,006,879)	(1,378,568)	(222,185)
Less: Comprehensive loss attributable to the noncontrolling interest		108,749	114,959	100,980	16,275
Comprehensive loss attributable to Yingli Green Energy		(2,966,027)	(1,891,920)	(1,277,588)	(205,910)
Net loss per share:
Basic and diluted		(19.59)	(12.41)	(7.49)	(1.21)

Weighted average number of shares outstanding	(22)	156,425,307	156,619,791	173,613,085	173,613,085

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(Amounts in thousands, except share data)

	Ordinary share		Additional	Treasury Stock		Accumulated other		Total Yingli Green Energy	Non-	Total
	Numbers of shares	Amount	paid-in capital	Number of shares	Treasury Stock	comprehensive income	Retained earnings	shareholders’ equity (Deficit)	controlling interests	shareholders’ equity
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2012	158,200,387	12,011	6,476,123	5,567,021	(123,838)	138,999	(1,342,098)	5,161,197	1,892,464	7,053,661
Net loss	—	—	—		—	—	(3,064,412)	(3,064,412)	(127,475)	(3,191,887)
Foreign currency exchange translation adjustment, net of nil tax	—	—	—		—	96,872	—	96,872	18,726	115,598
Cash flow hedging derivatives, net of nil tax	—	—	—		—	1,513	—	1,513	—	1,513
Issuance of ordinary shares upon vesting of restricted shares	523,316	35	(35)		—	—	—	—	—	—
Share-based compensation	—	—	28,832		—	—	—	28,832	6,671	35,503
Conversion of senior secured convertible notes	3,588,025	195	129,932		—	—	—	130,127	—	130,127
Share repurchase	—	—	—	159,687	(3,493)	—	—	(3,493)	—	(3,493)
Capital injection from two subsidiaries’ noncontrolling interests holders	—	—	19,230		—	—	—	19,230	85,770	105,000
Profit distribution by a subsidiary	—	—	—		—	—	—	—	(29,251)	(29,251)
Balance as of December 31, 2012	162,311,728	12,241	6,654,082	5,726,708	(127,331)	237,384	(4,406,510)	2,369,866	1,846,905	4,216,771

Balance as of January 1, 2013	162,311,728	12,241	6,654,082	5,726,708	(127,331)	237,384	(4,406,510)	2,369,866	1,846,905	4,216,771
Net loss	—	—	—		—	—	(1,944,425)	(1,944,425)	(110,473)	(2,054,898)
Foreign currency exchange translation adjustment, net of nil tax						53,575		53,575	(4,486)	49,089
Cash flow hedging derivatives, net of nil tax						(1,070)		(1,070)		(1,070)
Issuance of ordinary shares upon exercise of stock options	178,750	11	3,994					4,005		4,005
Share-based compensation			14,203					14,203	1,682	15,885
Transactions with noncontrolling interest holders			11,866					11,866	(105,695)	(93,829)
Profit distribution by a subsidiary									(8,888)	(8,888)
Balance as of December 31, 2013	162,490,478	12,252	6,684,145	5,726,708	(127,331)	289,889	(6,350,935)	508,020	1,619,045	2,127,065

Balance as of January 1, 2014	162,490,478	12,252	6,684,145	5,726,708	(127,331)	289,889	(6,350,935)	508,020	1,619,045	2,127,065
Net loss							(1,299,809)	(1,299,809)	(101,526)	(1,401,335)
Foreign currency exchange translation adjustment, net of nil tax	—	—	—		—	22,494	—	22,494	546	23,040
Cash flow hedging derivatives, net of nil tax	—	—	—		—	(273)	—	(273)	—	(273)
Issuance of ordinary shares	25,000,000	1,539	515,733		—	—	—	517,272	—	517,272
Share-based compensation	—	—	34,932		—	—	—	34,932	—	34,932
Capital injection from noncontrolling interests holders	—	—	—		—	—	—	—	980	980
Balance as of December 31, 2014	187,490,478	13,791	7,234,810	5,726,708	(127,331)	312,110	(7,650,744)	(217,364)	1,519,045	1,301,681
Balance as of December 31, 2014 — US$		2,223	1,166,040		(20,522)	50,303	(1,233,076)	(35,032)	244,826	209,794

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(3,191,887)	(2,054,898)	(1,401,335)	(225,854)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,196,240	1,298,379	1,410,125	227,271
Loss on disposal of property, plant and equipment	66,100	21,567	16,604	2,676
Provision for doubtful accounts receivable	68,561	3,065	169,371	27,298
Loss on sale of accounts receivable	2,100	11,840	8,885	1,432
Write-down of inventories to net realizable value	665,416	4,958	4,208	678
Equity in income of affiliates, net	(507)	(1,197)	(2,245)	(362)
Amortization of debt issuance cost	35,647	31,484	21,051	3,393
Share-based compensation	35,503	15,885	34,932	5,630
Amortization of earned assets related government grants received in a prior period	(13,130)	(53,419)	(49,557)	(7,987)
Deferred income tax benefit	(220,151)	(36,631)	(976)	(157)
Foreign currency exchange losses (gains), net	106,051	(19,191)	220,620	35,557
Unrealized gain of financial instruments	(11,132)	(12,302)	—	—
Impairment of long-lives assets	200,497	—	—	—
Provision for inventory purchase commitments	—	480,182	—	—
Changes in operating assets and liabilities, net of the effect of acquisitions:
Restricted cash related to purchase of inventory and other operating activities	(61,831)	(928,959)	327,981	52,861
Accounts receivable	(1,574,435)	(777,831)	(23,516)	(3,790)
Inventories	(22,367)	343,583	61,612	9,930
Prepayments to suppliers	(198,126)	(94,444)	(122,657)	(19,769)
Value-added tax recoverable	389,167	(7,085)	(16,731)	(2,697)
Amounts due from and prepayments to related parties	(182,488)	(111,863)	47,839	7,710
Prepaid expenses and other current assets	(56,374)	(26,166)	(60,896)	(9,815)
Accounts payable	541,025	2,001,383	(401,766)	(64,753)
Advances from customers	(80,342)	(114,875)	334,333	53,885
Amounts due to related parties	110,983	104,279	(315,567)	(50,860)
Other current liabilities and accrued expenses	149,516	178,168	(116,537)	(18,782)
Other liabilities	(9,730)	96,639	288,175	46,445
Net cash provided by (used in) operating activities	(2,055,694)	352,551	433,953	69,940

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

(Amounts in thousands)

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Cash flows from investing activities
Government grants for property, plant and equipment	213,976	350,028	80,849	13,030
Purchase of property, plant and equipment	(1,952,578)	(1,191,016)	(304,541)	(49,083)
Restricted cash related to purchase of property, plant and equipment	(45,593)	—	26,797	4,319
Proceeds from sale of equipment under sale-leaseback agreement	99,000	100,000	83,266	13,420
Payments for land use rights	(142,596)	(18,643)	—	—
Equity investments	(150,000)	(53,552)	(209,792)	(33,812)
Proceeds from disposal of long-term investment	—	2,514	1,941	313
Loans made to related parties	(50,000)	(25,000)	(30,000)	(4,835)
Proceeds from disposal of plant, property and equipment	—	84	35,635	5,743
Proceeds from repayment of loans made to related parties	—	165,000	—	—
Net cash used in investing activities	(2,027,791)	(670,585)	(315,845)	(50,905)

Cash flows from financing activities
Proceeds from short-term borrowings	8,752,384	6,275,359	8,874,985	1,430,388
Proceeds from long-term debt	4,328,511	1,674,523	—	—
Repayment of short-term borrowings	(11,339,100)	(7,085,496)	(9,219,533)	(1,485,919)
Repayment of long-term debt	(1,790,214)	(1,506,168)	(280,353)	(45,185)
Repayment of capital lease obligation	(26,535)	(57,175)	(81,185)	(13,085)
Payment of deposit for capital lease	(14,490)	(17,510)	—	—
Proceeds from exercise of options	—	4,005	—	—
Restricted cash related to guarantee of bank borrowings	543,887	(14,271)	5,148	830
Issuance of ordinary shares	—	—	517,272	83,369
Contribution from noncontrolling interest holders	105,000	112,100	980	158
Payment for the repurchase of the convertible senior notes	(7,552)	—	—	—
Dividend paid to noncontrolling interest holders	(29,251)	(8,888)	—	—
Proceeds from issuance of medium-term notes	1,500,000	—	—	—
Payment for issuance costs of medium-term notes	(15,300)	—	—	—
Purchase of non-controlling interest of a subsidiary	—	(5,929)	—	—
Payment for share repurchase	(3,493)	—	—	—
Net cash provided by (used in) financing activities	2,003,847	(629,450)	(182,686)	(29,444)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(16,535)	(31,903)	28,154	4,538
Net decrease in cash and cash equivalents	(2,096,173)	(979,387)	(36,424)	(5,871)
Cash and cash equivalents at beginning of year	4,181,038	2,084,865	1,105,478	178,171
Cash and cash equivalents at end of year	2,084,865	1,105,478	1,069,054	172,300

See accompanying notes to consolidated financial statements

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

(Amounts in thousands)

Supplemental disclosure of cash flow information:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Interest paid, net of capitalized interest	836,860	1,084,766	1,031,902	166,312
Income tax paid	20,862	58,496	60,275	9,715
Non-cash investing and financing transactions:
Payables for purchase of property, plant and equipment	497,886	458,370	222,989	35,939
Payables for purchase of land use right	9,338	60	—	—
Payable for capital lease	99,283	224,252	3,802	613
Purchases of project assets included in other payables and amounts due to related parties	—	15,797	110,054	17,738
Conversion of senior secured convertible notes to ordinary shares	130,127	—	—	—
Disposal of subsidiaries to related parties with proceeds included in amounts due from and prepayments to related parties	—	—	188,606	30,398

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

For the year ended December 31, 2014, the Company incurred a net loss of RMB 1,401,335 (US$225,854), and had a total deficit attributable to the Company of RMB 217,364(US$35,032) and a deficit in working capital of RMB 6,752,429 (US$ 1,088,292) as of December 31, 2014. As of December 31, 2014, the Company had cash, cash equivalents and restricted cash of RMB 2,401,458 (US$ 387,045) and short-term borrowings, including current portion of medium-term notes and long-term debt of RMB 10,112,055 (US$1,629,767). The Company’s two major manufacturing subsidiaries, Yingli Energy (China) Co., Ltd. (“Yingli China”) and Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), both have medium-term notes that will mature and become payable in 2015. Yingli China’s RMB denominated unsecured three-year medium-term notes of RMB 1.2 billion which matured on May 3, 2015, the principal and interest payments in the aggregate amount of RMB 1.27 billion which matured on May 3, 2015, Tianwei Yingli’s RMB denominated unsecured five-year medium-term notes of RMB 1 billion will mature on October 13, 2015, the principal and interest payments in the aggregate amount of RMB 1.06 billion will become due and payable on October 13, 2015. The liquidity of the Company is primarily dependent on its ability to maintain adequate cash flows from operations, to renew or rollover its short-term borrowings and to obtain adequate external financings to support its working capital and meet its obligations and commitments when they become due.

The Company has carried out a review of its cash flow forecast for the twelve months ending December 31, 2015. In preparing the cash flow forecast, the Company’s management has considered historical cash requirements of the Company, the Company’s expected debt repayment obligations in 2015, the Company’s plan to further reduce operating costs and expenses, as well as the alternative financing plans discussed in detail below. The Company’s management also takes the assumption that there will be no significant decrease of the Company’s shippments of modules and gross profit margin.

Alternative Financing Plans

The Company is currently exploring a variety of alternative financing plans to improve the Company’s liquidity and financial position.

Potential Private Placement of Ordinary Shares of the Company to Major Shareholder or Potential Borrowing from Major Shareholder to Increase Liquidity

The Company has been in on-going discussions with Yingli Power Holding Company Ltd., the major shareholder of the Company (the “Major Shareholder”), with respect to exploring the possibility of either issuing and selling ordinary shares of the Company to the Major Shareholder in a private placement or borrowing from the Major Shareholder or a combination of the two alternatives to potentially provide funding of approximately RMB 500 million to RMB 600 million to the Company. The Company is currently discussing with the Major Shareholder on the transaction structure and terms and conditions of the potential private placement or loan or a combination of the two alternatives.

Liquidating Land Use Right Held by Fine Silicon Co., Ltd. (“Fine Silicon”, one of the Company’s subsidiaries)

Since 2012, the Company started its negotiation with local governmental authorities on appropriate means to liquidate a land use right held by Fine Silicon. Fine Silicon obtained the land use right for a piece of land zoned for industrial use located in Baoding China with a site area of 544,534 square meters for a period of 50 years. The local governmental authorities, based on their new urban development plan for the area, have indicated their interests in reacquiring the land use right from Fine Silicon, rezoning the land for commercial use, and then auctioning off the land to a certain property developer for development of commercial real estates. In April 2015, the local governmental authorities reacquired the land use right from Fine Silicon with the consideration of the land’s historical cost plus relocation expenses (the “Consideration”), which was of RMB588,176. RMB500,000 was received in April 2015. After the land is rezoned and auctioned off to a certain property developer, which is expected to be completed in later 2015, the local government will additionally pay the difference between the auction price and the Consideration aformentioned to Fine Silicon. Based on the Company’s understanding of current market prices for similar land zoned for commercial real estate developments in Baoding, the excess of the auction price over the Consideration is estimated to be in the range of RMB 1,420,000 to RMB 2,220,000.

Debt Restructuring and Introducing Strategic Investors

In order to further improve its liquidity, the Company plans to discuss with certain creditors of the Company’s subsidiaries in China about the possibility of converting their creditors’ rights into equity interests in the Company or its subsidiaries so that the Company could improve its debt-to-equity ratio and reduce cash outflow from debt repayments. The Company is also in discussions with certain investors for potential strategic investments in the Company. Such debt restructuring and strategic investments, if successfully completed, will further increase the liquidity of the Company and improve its debt-to-equity ratio.

Renewal or Rollover of Bank Borrowings

The Company has maintained good credit records and relationships with its major lending banks and other financial institutions in China. To improve its liquidity, the Company plans to negotiate with its major lending banks and other financial institutions in China to either renew or rollover its short-term borrowings upon maturity. The Company’s management has confidence in the Company’s ability to renew or rollover its short-term borrowings when they become due.

There can be no assurance, however, that such expected financing or any other foregoing plans, will be successfully completed or completed on terms acceptable to the Company. The Company’s plans for operations, even if successful, may not result in sufficient cash flow to finance and maintain its business. Facts and circumstances including recurring losses, negative working capital, net cash outflows, and uncertainties on the repayment of the debts raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

In 2014, the Company signed several contracts with Yingli PV Investment Group Co., Ltd.(“Yingli PV Group”) to construct all project assets on behalf of the Company.  Each project asset is owned by a specific purpose entity which is owned 100% by Yingli PV Group. According to the aforementioned contracts, 1) The Company could claim the ownership of these PV projects at any time during the PV project construction progress by demanding Yingli PV Group to transfer its 100% equity interests in these project asset companies to the Company; 2) if PV stations are sold to a third party as authorized by the Company, the Company could enjoy all income generated from the sales of the PV station; or 3)if the Company does not claim the ownership, the Company could enjoy all income generated from the operation of the PV station in the future. Given the terms of these contracts, these entities are VIEs and Yingli PV Group is acting as an agent of the Company.  The Company is the primary beneficiary of these VIEs as it has both the ability to make the significant decisions of the VIEs and also, the right to the economic interests of the VIEs.  Total numbers of project assets entities being consolidated under the contract aforementioned were nil and 23 as of December 31, 2013 and 2014.

(c)                           Significant Concentrations and Risks

Revenue concentrations

The Company’s business depends substantially on government incentives given to its customers.  In many countries in which the Company sells its products, the market of the Company’s products would not be commercially viable on a sustainable basis without government incentives.  This is largely in part caused by the cost of generating electricity from solar power currently exceeding and that is expected to continue to exceed the costs of generating electricity from conventional energy sources. The Company generated approximately 91%, 90% and88% of its total net revenues for the years ended December 31, 2012, 2013 and 2014, respectively, from sales to customers in countries with known government incentive programs for the use of solar products. A significant reduction in the scope or discontinuation of government incentive programs would have a materially adverse effect on the demand of the Company’s products.

A significant portion of the Company’s net revenues are from customers located in the PRC, Japan, the United States of America (“USA”), England and Germany.  Revenues from customers located in in the PRC, Japan, the United States of America (“USA”), England and Germany are as follows:

	Year ended
	December 31, 2012	% of net revenue	December 31, 2013	% of net revenue	December 31, 2014		% of net revenue
	RMB		RMB		RMB	US$

PRC	2,653,341	23%	4,546,482	34%	4,550,915	733,474	35%
Japan	81,911	1%	972,604	7%	2,487,949	400,985	19%
USA	1,600,695	14%	2,906,262	22%	2,301,496	370,934	18%
England	117,381	1%	403,014	3%	998,203	160,881	8%
Germany	4,765,312	42%	2,439,058	18%	671,534	108,232	5%
Total	9,218,640	81%	11,267,420	84%	11,010,097	1,774,506	85%

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

In 2012, 2013 and 2014, sales to the top five customers accounted for approximately 26.0%, 15.2% and 13.9%, respectively, of the Company’s net revenues. There is no individual customer accounting for 10% or more of total revenues for the years ended December 31, 2012, 2013 and 2014, respectively.

As of December 31, 2013 and 2014, the top five outstanding accounts receivable balances (net of provisions) accounted for approximately 20.1% and 27.2%, respectively, of the Company’s total outstanding accounts receivable. No individual customer has accounts receivables balances that accounted for more than 10% of the total balance as of December 31, 2013 and 2014, respectively.

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

In order to secure a stable supply of polysilicon and other raw materials, the Company makes prepayments to certain suppliers.  Such amounts are recorded as prepayments to suppliers, prepayments to related party suppliers (included in amounts due from and prepayments to related parties), and long-term prepayments to suppliers in the Company’s consolidated balance sheets and amounted to RMB 1,682,521 and RMB 1,681,562 (US$ 271,019) as of December 31, 2013 and 2014, respectively.  The Company makes the prepayments without receiving collateral for such payments.  As a result, the Company’s claims for such prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of the suppliers. As of December 31, 2013 and 2014, advances made to individual suppliers in excess of 10% of total prepayments to suppliers are as follows:

	December 31,
		2013	2014
	Location	RMB	RMB	US$

Supplier A	Singapore	210,343	212,612	34,267
Supplier B	South Korea	158,040	158,613	25,564
Supplier C	Germany	900,821	872,000	140,541
Total		1,269,204	1,243,225	200,372

The Company obtains some equipment used in its manufacturing process from a small number of selected equipment suppliers. In addition, some equipment has been customized based on the Company’s specifications, is not readily available from multiple vendors and would be difficult to repair or replace. If any of these suppliers were to experience financial difficulties or go out of business, the Company may have difficulties in repairing or replacing its equipment in the event of any damage to the manufacturing equipment or a breakdown of the production process. The Company’s ability to deliver products timely would suffer, which in turn could result in order cancellations and loss of revenue.  A supplier’s failure to deliver the equipment in a timely manner with adequate quality and on terms acceptable to the Company could delay its capacity expansion of manufacturing facilities and otherwise disrupt its production schedule or increase its costs of production.  The Company made deposits of RMB122,340 and RMB 327,275 (US$ 52,747) as of December 31, 2013 and 2014, respectively, for the purchase of equipment without receiving collateral for such payments.  As a result, the Company’s claims for such payments would rank only as an unsecured claim, which exposes the Company to the credit risks of the equipment suppliers.

Concentrations of cash balances held at financial institutions

Cash balances include:

	December 31, 2013	December 31, 2014
	RMB equivalents	RMB equivalents
Cash and cash equivalents held by PRC entities

Denominated in RMB	579,288	667,793
Denominated in U.S. dollar (US$)	219,694	11,896
Denominated in European monetary unit (EURO)	49,457	89,678
Denominated in Japanese Yen (JPY)	1	59
Denominated in Great Britain Pound (GBP)	2,111	2,220
Denominated in other currencies:

Cash and cash equivalents held by non-PRC entities
Denominated in RMB	3,232	22
Denominated in US$	126,931	91,635
Denominated in EURO	86,815	45,558
Denominated in JPY	20,733	141,773
Denominated in GBP	881	129
Denominated in other currencies:	14,074	16,141
Total cash and cash equivalents	1,103,217	1,066,904

Restricted cash held by PRC entities
Denominated in RMB	1,476,050	1,298,234
Denominated in US$	168,841	22,902
Denominated in EURO	45,747	9,509
Denominated in CHF	85	—
Denominated in other currencies:
Restricted cash held by non-PRC entities
Denominated in RMB
Denominated in US$	845	—
Denominated in EURO	618	1,625
Denominated in other currencies:	144	134
Total restricted cash	1,692,330	1,332,404

The bank deposits with financial institutions in the PRC are uninsured by any government authority. To limit exposure to credit risk relating to bank deposits, the Company primarily places bank deposits with large financial institutions in the PRC with acceptable credit rating.  As of December 31, 2013 and 2014, the Company had cash balances at three and two PRC individual financial institutions, respectively, that held cash balances in excess of 10% of the Company’s total cash balances. These bank deposits collectively accounted for approximately 41.7%% and 37.2% of the Company’s total cash balances as of December 31, 2013 and 2014, respectively.  Management believes that these financial institutions are of high credit quality.

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

RMB is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the People’s Bank of China (“PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

For the convenience of readers, certain 2014 RMB amounts have been translated into U.S. dollar amounts at the rate of RMB 6.2046 to US$1.00, the noon buying rate in the City of New York for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of December 31, 2014. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2014, or at any other date.

(f)                             Cash, Cash equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand, cash in bank accounts, and interest bearing savings accounts with an initial term of three months or less.

Restricted cash of RMB 1,692,330 and RMB 1,332,404 (US$ 214,745) as of December 31, 2013 and 2014, respectively, represents bank deposits for securing letters of credit and letters of guarantee granted to the Company, primarily for the purchase of inventory and equipment and the guarantee of the offshore bank borrowings. Such letters of credit and letters of guarantee expire within one year. The cash flows from bank deposits as the guarantee of the offshore bank borrowings are reported within cash flows for financing activities in the consolidated statements of cash flows.  The cash flows from the bank deposits relating to purchases of inventory and equipment are reported within cash flows from operating activities and investing activities in the consolidated statements of cash flows, respectively.

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

Sale of Accounts Receivable

In 2012, 2013 and 2014, the Company entered into agreements to sell without recourse certain accounts receivable to several PRC banks. The buyer is responsible for servicing the receivables. The accounts receivables were determined to be legally isolated from the Company and its creditors, even in the event of bankruptcy or other receivership and the Company has surrendered control over the transferred receivables. As a result, the accounts receivables were considered sold and were therefore derecognized. The Company received proceeds from the sale of accounts receivable of RMB 223,273, RMB 677,795 and RMB 188,117 (US$ 30,319 ) for the years ended December 31, 2012, 2013 and 2014, respectively, and has included the proceeds in net cash provided by operating activities in the consolidated statements of cash flows. The Company recorded a loss on the sale of accounts receivable of RMB 2,100, RMB11,840 and RMB 8,885 (US$1,432 ) for the years ended December 31, 2012, 2013 and 2014, respectively, which is included in general and administrative expense.

(h)                          Inventories

Inventories are stated at the lower of cost or market. Cost is determined by using the weighted-average cost method. Cost of work-in-progress and finished goods are comprised of direct materials, direct labour, and an allocation of related manufacturing overhead based on normal operating capacity.

(i)                             Prepayments to Suppliers

Advance payments for the future delivery of raw materials are made based on written purchase orders detailing product, quantity, pricing and are classified as “prepayments to suppliers” in the consolidated balance sheets. The Company’s supply contracts grant the Company the right to inspect products prior to acceptance. The balance of the “prepayments to suppliers” is reduced and reclassified to ‘‘inventories’’ when inventory is received and passes quality inspection. Such reclassifications of RMB 495,679, RMB 245,906 and RMB 340,007 (US$54,799) for the years ended December 31, 2012, 2013 and 2014, respectively, are not reflected as cash outflows from operating activities.  In addition, the Company agreed with one of its polysilicon suppliers, pursuant to which the Company offset the balance of prepayment to the supplier against the balance of accounts payable in the amount of US$ 23,338 (RMB144,803) during 2013.  As of December 31, 2013 and 2014, prepayments to suppliers of RMB 884,562and RMB 721,651 (US$ 116,309), respectively, representing the portion expected to be utilized after twelve months have been classified as “long-term prepayments to suppliers” in the consolidated balance sheets and relate to prepayments to suppliers for long-term supply agreements with deliveries scheduled to commence beyond the next twelve months at each respective balance sheet date.

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

Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Other leases are accounted for as capital leases. Payments made under operating leases, net of any incentives received by the Company from the leasing company, are charged to the consolidated statements of comprehensive loss on a straight-line basis over the lease periods.

Leases that qualify as capital leases are recorded at the lower of the fair value of the asset or the present value of the future minimum lease payments over the lease term generally using the Company’s incremental borrowing rate. Assets leased under capital leases are included in property, plant and equipment and generally are depreciated over the lease term. Lease payments under capital leases are recognized as a reduction of the capital lease obligation and interest expense.

For a sale-leaseback transaction, an analysis is performed to determine if the Company can record a sale and remove the assets from the balance sheet and recognize the lease; and if so, to determine whether to record the lease as either an operating or capital lease. If the Company has continued involvement beyond a normal lease, the lease is accounted for as a capital lease transaction and the assets and related financing obligation are recognized on the balance sheet.  The Company’s assets under the capital lease transaction were derecognized upon sale at the net book value and rebooked at the financed amount; and the differences between the net book value derecognized and the rebooked financed amount of the assets were deferred and amortized over the lease term.

Accordingly, the asset is depreciated over its estimated useful life in accordance with the Company’s policy.

When the assets transaction does not qualify as a sale-leaseback transaction, it will be treated as financing transactions.

If the sale-leaseback transaction involves assets other than real estate, those are evaluated to determine whether they are considered integral with real estate, in which case the sale-leaseback rules related to real estate are applied.

See note (17) to the consolidated financial statement.

Project assets

Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to the sale of the solar power project.  These costs include modules, installation and other development costs.

If a project is completed and begins commercial operation prior to entering into a sales agreement, which is at the point when the solar power plant is connected to grids and begins to generate electricity, costs capitalized in the construction of solar power plants under development will be transferred to solar power plants upon completion and when they are ready for its intended use. Any income generated by such project is accounted for as revenue.

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

Goodwill and intangible assets that are not subject to amortization are tested annually for impairment at December 31, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. For intangible assets that are not subject to amortization, an impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. For goodwill, the impairment test is a two step test. Under the first step, the fair value of the reporting unit is compared with its carrying value (including goodwill). If the fair value of the reporting unit is less than its carrying value, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying value, step two does not need to be performed.

Intangible assets that are not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. For intangible assets that are not subject to amortization, an impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

Impairment losses provided against property, plant and equipment was RMB200,497 for the year ended December 31, 2012. For the year ended December 31, 2013 and 2014, no impairment loss arose on long lived assets.

Government grant

Government grants are recorded in the balance sheet when they are received and that the Company will comply with the conditions attaching to them.

For the year ended December 31, 2012, 2013 and 2014, the Company received government grants of RMB 213,976, RMB 350,028 and RMB80,849 (US$ 13,030) , respectively, related to the construction of the solar power plants and the procurement of machineries, which were recognized as deferred other income.

These grants are amortized as the related assets are depreciated or amortized. The grants amortized and recorded in “Other Income” in the Consolidated Statement of Comprehensive income amounted to RMB13,310, RMB 53,419 and RMB 49,557 (US$ 7,987 ) for the year ended December 31, 2012, 2013 and 2014, respectively.

(k)                          Land Use Rights

Land use rights represent the cost of rights to use land in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of the rights of 45 - 50 years.

(l)                             Equity Investments

Investments in entities where the Company does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Company’s share of the investee’s results of operations is included in equity in income of affiliates in the Company’s consolidated statements of comprehensive loss. Equity investments are accounted for under the cost method when the Company does not have the ability to exercise significant influence over the operating and financial policies of the investees. Under the cost method of accounting, the Company records an investment in the equity of an investee as cost, and recognizes as income dividends received that are distributed from net accumulated earnings of the investee since the date of acquisition.

In case the Company sells modules to its equity method investee, the profit derived from the transaction is eliminated to the extent of the Company’s shares in that investee, and the income is credited against “investments in affiliated companies” in the Consolidated Balance Sheets and deferred until the project assets are ultimately sold to the external customers.

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

(m)                       Statutory Reserves

In accordance with the relevant laws and regulations of the PRC, PRC enterprises are required to transfer 10% of their after tax profit, as determined in accordance with PRC accounting standard and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the enterprise. The transfer to this general reserve fund must be made before distribution of dividends can be made.  As of December 31, 2013 and 2014, the PRC subsidiaries of the Company had appropriated RMB 484,077 and RMB 499,383 (US$ 80,486), respectively, to the general reserve fund, which is restricted from being distributed to the Company, and if applicable, to the noncontrolling interests.

(n)                          Derivative Financial Instruments and Hedging Activities

The Company recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. For derivatives designated in hedging relationships, changes in the fair value are either offset through earnings against the change in fair value of the designated hedged item attributable to the risk being hedged or recognized in accumulated other comprehensive income, to the extent the derivative is effective at offsetting the changes in cash flows being hedged until the hedged item affects earnings.

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

(o)                          Share-based Payment

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the costs over the period the employee is required to provide service in exchange for the award, which generally is the vesting period.  The Company estimates grant date fair value using the Black Scholes-Merton option pricing model. The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule on a straight-line basis over the requisite service period for the entire award, net of estimated forfeitures, provided that the cumulative amount of compensation cost recognized at any date at least equals the portion of the grant date value of such award that is vested at that date.  Forfeiture rates are estimated based on historical and future expectations of employee turnover rates.  The Company applies the fair value method for equity instrument issued to non-employee under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 505-50, Equity-based Payments to Non-employees(“ASC Topic 505-50”).

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

The Company recognizes revenue for solar power station constructed for commercial customers according to ASC 605-35, Revenue Recognition—Construction-Type and Production Type Contracts. Revenue is recognized on a percentage-of-completion basis, based on the ratio of total costs incurred to date to total projected costs.  Provisions are made for the full amount of any anticipated losses on a contract-by-contract basis.  The Company recognized nil loss for these types of contracts for the year ended December 31, 2012, 2013 and 2014. Costs in excess of billings are recorded where costs recognized are in excess of amounts billed to customers of purchased commercial solar power stations. Costs in excess of billings as of December 31, 2013 and 2014 amounted to RMB 216,759 and RMB 20,713 (US$3,338) respectively, and are included in accounts receivable in the consolidated balance sheets.

Other revenue consists primarily of the sale of raw materials. Delivery for the sale of raw materials occurs at the point in time the product is delivered to the customer, which is when the risks and rewards of ownership have been transferred. Delivery is evidenced by a signed customer acceptance form.

Shipping and handling fees billed to customers are recorded as revenues, and the related shipping or delivery costs of RMB320,727, RMB 405,839 and RMB311,356 (US$ 50,181) are recorded as selling expenses for the years ended December 31, 2012, 2013 and 2014, respectively.

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

The sales of the subsidiaries in the PRC are subject to Value added tax (“VAT”) at a general rate at 17%, some of these subsidiaries have also been approved to use the “exempt, credit, refund” method on goods exported providing a tax refund at certain rate. Input VAT on purchases of raw materials and certain fixed assets can be deducted from output VAT. As of December 31, 2013 and 2014, VAT recoverable represents the net difference between output and deductible input VAT and tax refund to be collected.

(q)                         Research and Development

Research and development costs are expensed as incurred. Its research and development costs consist primarily of compensation and related costs for personnel, material, supplies, equipment depreciation and laboratory testing costs.

(r)                           Employee Benefits Plans

Pursuant to the relevant PRC regulations, the Company is required to make contributions for each PRC employee at a rate of 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement program organized by the local Social Security Bureau. In addition, the Company is also required to make contributions for each PRC employee at rates of 7.5%-10%, 1%-2%, 10%-12% and 1.2%-1.6% of standard salary base for medical insurance benefits, unemployment, housing fund and other statutory benefits, respectively.  Total amount of contributions for the years ended December 31, 2012, 2013 and 2014 was RMB 244,108, RMB266,134 and RMB263,104 (US$ 42,405), respectively.

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

Actual warranty costs are charged against the accrued warranty liability. Warranty expense is recorded as selling expense.

Changes in the carrying amount of accrued warranty liability are as follows:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Beginning balance	457,733	555,357	666,946	107,492
Warranty expense for the current year	109,915	125,900	120,780	19,466
Warranty costs incurred or claimed	(12,291)	(14,311)	(39,298)	(6,334)
Total accrued warranty cost	555,357	666,946	748,428	120,624
Less: accrued warranty cost, current portion	35,819	40,632	40,903	6,592
Accrued warranty cost, excluding current portion	519,538	626,314	707,525	114,032

(t)                             Firm Purchase Commitment

The Company entered into several long-term fixed price contracts to purchase polysilicon to ensure an adequate supply of polysilicon to operate its plants.  These contracts represent firm purchase commitments which are evaluated for potential market value losses. Provision for inventory purchase commitments recognized in 2013 was RMB 480,182, no additional provision was recognized in 2014. See note (19) to the consolidated financial statements.

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

(z)                            Reclassification of comparative figures

Certain comparative figures have been reclassified to conform to the current year presentation.

(aa)                   Recently Issued Accounting Standards

In July 2013, the FASB issued ASU No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists,” an amendment to FASB ASC Topic 740, Income Taxes, or “FASB ASC Topic 740.” This update clarifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. In situations where a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction or the tax law of the jurisdiction does not require, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. For public entities, this ASU is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. . The Company is in the process of evaluating the potentially significant impact of the standard on its consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. This update changed the threshold for reporting discontinued operations and added new disclosures for disposals. Under the updated guidance, a discontinued operation is defined as a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This ASU is effective prospectively for fiscal years, and interimperiods within those years, beginning after December 15, 2014. This ASU is not reasonably expected in the future to have a material impact on the Group’s consolidated financial statements, because the Group does not have discontinued operations or disposals of components of an Entity”.

In May 2014, the FASB and IASB issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Company is in the process of evaluating the potentially significant impact of the standard on its consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements — Going Concern”. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The Company is currently assessing the potentially significant impact of the adoption of the standard on its consolidated financial statements.

The FASB voted on April 1 to propose a deferral of the effective date of the new revenue standard by one year, but to permit entities to adopt one year earlier if they choose (i.e., the original effective date). The FASB decided, based on its outreach to various stakeholders and the forthcoming exposure drafts, which amend the new revenue standard, that a deferral is necessary to provide adequate time to effectively implement the new revenue standard. The IASB has not provided a specific timeline to make a decision regarding a potential delay in the effective date of the standard. It is important to note that the FASB’s proposed deferral is not a final decision. The proposal will be subject to the board’s due process requirement, which includes a period for public comments. For U.S. GAAP public entities, the proposed deferral would result in the new revenue standard being effective for fiscal years and interim periods within those fiscal years beginning after December 15, 2017. The Company is in the process of evaluating the potential significant impact of the standard on its consolidated financial statements.

(3)                   Accounts Receivable

Accounts receivable is summarized as follows:

	December 31,
	2013	2014
	RMB	RMB	US$

Accounts receivable	4,510,727	4,319,541	696,184
Less: Allowance for doubtful accounts	(286,997)	(250,514)	(40,376)
Total accounts receivable, net	4,223,730	4,069,027	655,808

The following table presents the movement of the allowance for doubtful accounts:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Beginning balance	(343,306)	(287,351)	(286,997)	(46,256)
Additions	(73,962)	(20,063)	(228,835)	(36,882)
Reversal of allowance for doubtful accounts	5,401	16,998	59,464	9,584
Write-off of accounts receivable	124,516	3,419	205,854	33,178
Ending balance	(287,351)	(286,997)	(250,514)	(40,376)

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally four months from the date of billing. For certain customers the Company requires an advance payment before the sale is made.  Such advance payments are reported as “advances from customers” in the Company’s consolidated balance sheets and amounted to RMB601,602 and RMB 935,935 (US$150,845) as of December 31, 2013 and 2014, respectively.  The Company also requires certain customers to secure payment by a letter of credit issued by the customers’ banks.  Letters of credit have terms less than 90 days. Until the letter of credit is drawn and the amount is paid, the amount due from the customer is recorded as accounts receivable. As of December 31, 2013 and 2014, 30% and 51.5%, respectively, of accounts receivable were denominated in currencies other than the RMB.

As of December 31, 2013 and 2014, the Company has pledged accounts receivable with a total carrying amount of RMB 322,599 and RMB 446,788 (US$72,009), respectively, to secure short-term bank borrowings.

(4)                       Inventories

Inventories by major category consist of the following:

	December 31,
	2013	2014
	RMB	RMB	US$

Raw materials	788,852	577,314	93,046
Work-in-progress	370,811	389,570	62,787
Finished goods	1,005,239	1,132,198	182,478
Total inventories	2,164,902	2,099,082	338,311

Inventory write-downs due to the lower of cost or market assessment amounted to RMB 665,416, RMB4,958 and RMB 4,208 (US$ 678) for the years ended December 31, 2012, 2013 and 2014, respectively, and recorded as cost of revenues in the consolidated statements of comprehensive loss.

(5)                       Property, Plant and Equipment

Property, plant and equipment consist of the following:

	December 31,
	2013	2014
	RMB	RMB	US$
Buildings	3,883,457	4,142,482	667,647
Machinery and equipment	15,089,200	15,038,493	2,423,765
Furniture and fixtures	165,932	146,604	23,628
Motor vehicles	115,443	100,717	16,233
Construction in progress	407,891	285,840	46,069
Total property, plant and equipment	19,661,923	19,714,136	3,177,342
Less: Accumulated depreciation	(4,057,923)	(5,127,821)	(826,454)
Less: Impairment	(2,475,521)	(2,475,521)	(398,982)
Total property, plant and equipment, net	13,128,479	12,110,794	1,951,906

During the year ended December 31, 2012, given the continuing decline in the spot market price of polysilicon, the Company recorded an impairment loss of RMB 200,497 for property, plant and equipment with respect to the production of polysilicon based on the present value of expected future cash flows discounted at the weighted average cost of capital.  No impairment for property, plant and equipment was recognized in 2013 and 2014.

Depreciation expense on property, plant and equipment was allocated to the following expense items:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Cost of revenues	1,051,098	1,192,906	1,292,586	208,327
Selling expenses	1,396	1,813	16,475	2,655
General and administrative expenses	55,343	60,029	48,963	7,891
Research and development expenses	30,016	24,573	30,260	4,877
Total depreciation expense	1,137,853	1,279,321	1,388,284	223,750

The Company capitalized interest costs as a component of the cost of construction in progress as follows:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Interest cost capitalized	130,967	53,998	8,624	1,390
Interest cost charged against income	897,124	971,597	1,015,871	163,729
Total interest cost incurred	1,028,091	1,025,595	1,024,495	165,119

As of December 31, 2013 and 2014, the Company has pledged property, plant and equipment with a total carrying amount of RMB 8,372,472 and RMB 10,213,355 (US$ 1,646,094), respectively, to secure bank borrowings.

In December 2014, the Company sold certain machinery and equipment with carrying amount of RMB 405,282 (US$65,319) to a third party for cash consideration of RMB 400,000 (US$64,468) and simultaneously entered into a three-month contract to lease back the assets. The remaining useful lives of leased machinery and equipment were approximately 7 years. Pursuant to the terms of the contract, the Company is required to pay to the third partytotal lease payments over three months of RMB 403,191(including both the principle and interest to be paid). Due to the substance of this transaction was short term financing, the leased machinery and equipment were not derecognized and the financial obiligaition under this transaction was recorded as short-term borrowing.

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

Foreign Currency

The Company’s principal operating subsidiaries, Hainan Yingli New Energy Resources Co., Ltd. (“Yingli Hainan”) and Yingli Energy (China) Co., Ltd. (“Yingli China”) are located in the PRC with the Renminbi being its functional currency. However, the majority of these two entity’s sales are in currencies other than Renminbi, primarily the EURO and US$. Any depreciation of the EURO or US$ against the Renminbi will generally result in foreign exchange losses and adversely affect the Company’s results of operations. With an aim to reduce its risk exposure, the Company, on a selected basis, enters into forward contracts with financial institutions to forward sell EURO or USS$ when it entered into certain sales contracts denominated in EURO or US$ through its PRC operating subsidiaries. Some of these foreign currency forward contracts are qualified as foreign currency cash flow hedges at inception, and thus the change in the fair value of these hedge contracts were initially recognized in accumulated other comprehensive income and reclassified into the consolidated statements of comprehensive loss in the period that the sale of the related hedged item is recognized or when hedge accounting is discontinued if the foreign currency forward contracts are no longer effective in offsetting cash flows attributable to the hedged risk. During the year ended December 31, 2012, the Company entered into foreign currency forward contracts with a notional amount of EURO 39,000 and US$ 21,000 against its EURO and US$ denominated sales, respectively. During the year ended December 31, 2013, the Company entered into foreign currency forward contracts with a notional amount of EURO 100,690 and US$ 7,000 against its EURO and US$ denominated sales, respectively.During the year ended December 31, 2014, the Company entered into foreign currency forward contracts with a notional amount of EURO 31,760, US$ 27,000 and JPY 2,499,200 against its EURO ,US$ and JPY denominated sales, respectively. As of December 31, 2012 ,2013 and 2014, the Company had outstanding foreign currency forward contracts with notional amounts of US$ 18,000 ,EURO 45,690 and EURO 3,780, respectively.

Interest

The Company’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its business operation and expansion, the Company’s PRC operating subsidiaries will obtain short-term and long-term bank borrowings. Some of bank borrowings carry variable interest rates. Interest expenses on these banking borrowings may increase as a result of change in market interest rates. With an aim to reduce its interest rate exposure, the Company entered into one long-term interest rate swap contract, with notional amount of US$70,000, in 2009. As of December 31, 2013 and 2014, the Company had outstanding interest rate swap contracts with notional amounts of US$27,000 and nil, respectively.

Balance Sheet Classification

The following summarizes the fair values and location in the consolidated balance sheet of all derivatives held by the Company as of December 31, 2013 and 2014:

		Fair Value
		2013	2014
	Balance Sheet Classification	RMB	RMB	US$
Assets:
Foreign currency contract	Prepaid expenses and other current assets	—	4,195	676
Total derivatives designated as hedges		—	4,195	676

Liability:
Foreign currency contract	Other current liabilities and accrued expenses	707	—	—
Total derivatives designated as hedges		707	—	—

Interests rate swap	Other current liabilities and accrued expenses	3,733	—	—
Total derivatives not designated as hedges		3,733	—	—

Cash Flow Hedge Loss or Gain Recognition

The following summarizes the loss (gain), recognized in the consolidated statement of comprehensive loss, related to derivatives designated and qualifying as cash flow hedges for the years ended December 31, 2012, 2013 and 2014:

Derivatives in Cash Flow	Amount of Gain Recognized in Other Comprehensive Income		Location of Gain Reclassified from Other Comprehensive Income into	Amount of Gain Reclassified from Other Comprehensive Income into Loss
Hedging Relationships	RMB	US$	Loss	RMB	US$
2012
Foreign currency contracts	(14,839)		Foreign currency exchange losses	(13,326)
2013
Foreign currency contracts	(7,641)		Foreign currency exchange losses	(8,711)
2014
Foreign currency contracts	(24,117)	(3,887)	Foreign currency exchange losses	(24,390)	(3,931)

Other Derivatives Gains (Losses) Recognition

The following summarizes the losses and the location in the consolidated statements of comprehensive loss of derivatives not designated as hedging instruments for the years ended December 31, 2012, 2013 and 2014:

	Location of Loss	Amount of Loss Recognized in Income on Derivative
	Recognized in Income	2012	2013	2014
	on Derivative	RMB	RMB	RMB	US$
Derivatives Not Designated as Hedging Instruments
Interest rate swap	Interest expense	(1,958)	(103)	(81)	(13)
Total		(1,958)	(103)	(81)	(13)

(7)                          Fair Value Measurements

(a)                          Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2013 and 2014:

		Fair value measurements at December 31, 2013
		Quoted prices
		in active	Significant
		markets for	other	Significant
		identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2013	(Level 1)	(Level 2)	(Level 3)
Liabilities:
Foreign currency forward contract	707	—	707	—
Interests rate swap contract	3,733	—	—	3,733
Total	4,440	—	707	3,733

Fair value measurements at December 31, 2014
Quoted prices
		in active	Significant
		markets for	other	Significant
		identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2014	(Level 1)	(Level 2)	(Level 3)
Assets:
Foreign currency forward contract	4,195	—	4,195	—
Total	4,195	—	4,195	—

The following table presents the Company’s activity for liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in ASC Topic 820 for the year ended December 31, 2012, 2013 and 2014:

Liabilities
Interest rate swap
Balance at December 31, 2011	23,370
Total realized and unrealized losses:
Included in earnings	1,958
Included in other comprehensive income	—
Settlement	(11,771)
Balance at December 31, 2012	13,557
Total gain for 2012:
included in earnings attributable to other current liabilities and accrued expenses held at December 31, 2012	(9,813)

Liabilities
Interest rate swap
Balance at December 31, 2012	13,557
Total realized and unrealized losses:
Included in earnings	103
Included in other comprehensive income	—
Settlement	(9,927)
Balance at December 31, 2013	3,733
Total gain for 2013:
included in earnings attributable to other current liabilities and accrued expenses held at December 31, 2013	(9,824)

Liabilities
Interest rate swap
Balance at December 31, 2013	3,733
Total realized and unrealized losses:
Included in earnings	81
Included in other comprehensive income	—
Settlement	(3,814)
Balance at December 31, 2014	—
Total gain for 2014:
included in earnings attributable to other current liabilities and accrued expenses held at December 31, 2014	(3,733)

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

•                      Medium-term notes — fair value is based on the amount of future cash flows associated with the debt instrument discounted at the Company’s current borrowing rate for similar debt instruments of comparable terms. As of December 31, 2013 and 2014, the carrying value of the medium-term notes approximate its fair value as the current incremental borrowing rate for similar types of borrowing arrangements did not differ significantly from the borrowing rate carried by the medium-term notes.

•                      Foreign currency forward contract — as of December 31, 2013 and 2014, the fair value is determined by discounting estimated future cash flow, which is based on the changes in the forward rate.

•                      Interests swap contract — as of December 31, 2013 and 2014 the fair value is determined by using pricing models developed based on the London Interbank Offered Rate (“LIBOR”) swap rate and other unobservable market data.

(8)                          Investments in affiliated companies

The following table includes the Group’s carrying amounts and percentages of ownership of the investments in affiliated companies under the equity and cost methods as of December 31, 2014 and the carrying amounts as of December 31, 2014:

	December 31, 2013	December 31, 2014
	RMB	RMB	Percentage Ownership
Investment in affiliated companies under the equity method:
Hainan Tianneng Power Co.,Ltd. (note c)	52,460	51,724	27.66%
Shanghai Sailin Xili Equity Investment Fund LLP (note g)	—	152,910	50.80%
Yingli Shuntong(Beijing) International Freight Agency Co., Ltd. (note e)	1,941	—	various
Others	—	49,782

Investment in affiliated companies under the cost method:
Beijing Jingyi Green Energy Power System Engineering Co.,Ltd. (note d)	11,875	11,875	10.00%
Guokai Siyuan (Beijing)Investment Fund Co.,Ltd. (note f)	150,000	150,000	2.97%
Others	—	7,010	various

Total	216,276	423,301

The movements of the investments in affiliated companies are as follows:

	Balances at January 1, 2012	Investments	Share of Profits / (Losses)	Disposal	Others	Balances at December 31, 2012
	RMB	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies under the equity method:
Hainan Tianneng Power Co.,Ltd. (note c)	11,182	—	284	—	(2,393)	9,073
Yingli Shuntong(Beijing) International Freight Agency Co., Ltd. (note e)	1,470	—	223	—	—	1,693

Investment in affiliated companies under the cost method:
Beijing Jingyi Green Energy Power System Engineering Co.,Ltd. (note d)	11,875	—	—	—	—	11,875
Beijing CECEP Badaling Photovoltaic Technology Co.,Ltd. (note a)	600	—	—	—	—	600
Guokai Siyuan (Beijing)Investment Fund Co.,Ltd. (note f)	—	150,000	—	—	—	150,000
Total	25,127	150,000	507	—	(2,393)	173,241

	Balances at January 1, 2013	Investments	Share of Profits / (Losses)	Disposal	Others	Balances at December 31, 2013
	RMB	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies under the equity method:
Hainan Tianneng Power Co.,Ltd. (note c)	9,073	51,594	949	—	(9.156)	52,460
Yingli Shuntong(Beijing) International Freight Agency Co., Ltd. (note e)	1,693	—	248	—	—	1,941

Investment in affiliated companies under the cost method:
Beijing Jingyi Green Energy Power System Engineering Co.,Ltd. (note d)	11,875	—	—	—	—	11,875
Beijing CECEP Badaling Photovoltaic Technology Co.,Ltd. (note a)	600	—	—	(600)	—	—
Guokai Siyuan (Beijing)Investment Fund Co.,Ltd. (note f)	150,000	—	—	—	—	150,000
Total	173,241	51,594	1,197	(600)	(9,156)	216,276

	Balances at January 1, 2014	Investments	Share of Profits / (Losses)	Disposal	Others	Balances at December 31, 2014
	RMB	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies under the equity method:
Hainan Tianneng Power Co.,Ltd. (note c)	52,460	—	2,335	—	(3,071)	51,724
Yingli Shuntong(Beijing) International Freight Agency Co., Ltd. (note e)	1,941	—	—	(1,941)	—	—
Shanghai Sailin Xili Equity Investment Fund LLP (note g)	—	153,000	(90)	—	—	152,910
Others	—	49,782	—	—	—	49,782

Investment in affiliated companies under the cost method:
Beijing Jingyi Green Energy Power System Engineering Co.,Ltd. (note d)	11,875	—	—	—	—	11,875
Guokai Siyuan (Beijing)Investment Fund Co.,Ltd. (note f)	150,000	—	—	—	—	150,000
Others	—	7,010	—	—	—	7,010
Total	216,276	209,792	2,245	(1,941)	(3,071)	423,301

(a)                           In February 2009, Yingli China and two other entities, unrelated to the Company, established Beijing CECEP Badaling Green Photovoltaic Technology Co., Ltd. (“Beijing Badaling”). Yingli China contributed RMB 600 to acquire a 10% equity interest.  The investment is accounted for under cost method.  In May 2013, the Company withdrew its investment from Beijing Badaling and received cash in the amount of RMB 600 (US$ 97).

(b)                          The Company’s 50% equity investment in Tibet TianweiYingli New Energy Resources Co., Ltd. (“Tibetan Yingli”) is accounted for under equity method. Given the continuing losses sustained by Tibetan Yingli, the Company recorded a full impairment provision of RMB 8,720 for this equity investment during the year ended December 31, 2011. In 2012, 2013 and 2014, Tibetan Yingli continued to incur losses and the carrying value of the Company’s investment in Tibetan Yingli remained as nil and no further loss was recognized as of December 31, 2012, 2013 and 2014.

(c)                           In September 2009, Yingli China and two other entities, unrelated to the Company, established Hainan Tianneng Power Co., Ltd. (“Hainan Tianneng”). Yingli China contributed RMB 6,000 to acquire a 20% equity interest.  In 2011, Yingli China further injected cash of RMB 20,362 while the other investors made proportional cash injection to remain the same ownership interest for each investor. In 2012, the other investors made further capital injection to Hainan Tianneng, which resulted in a decrease of equity interest held by Yingli China to 11.45% as of December 31, 2012. In June and July 2013, Hainan Yingli made capital injections in the amount of RMB 40 million and RMB 12 million respectively, to acquire 18.31% equity interest of Hainan Tianneng in total.  Together with the equity interest held by Yingli China (9.35%), the Company (including both Yingli China and Yingli Hainan) holds 27.66% equity interest in Hainan Tianneng as of December 31, 2013 and 2014. The investment is accounted for under equity method.

(d)                          In February 2010, Yingli China and two other entities, unrelated to the Company, established Beijing Jingyi Green Energy Power System Engineering Co., Ltd..Yingli China contributed RMB 10,000 to acquire a 10% equity interest. In July 2011, Yingli China injected cash of RMB 1,875 while the other investors made proportional cash injection to remain the same ownership interest for each investor. The investment is accounted for under cost method.

(e)                           In September 2011, Yingli Beijinhg and a subsidiary of Yingli Group, established Yingli Shuntong (Beijing) International Freight Agency Co., Ltd (“ShuntongWuliu”). Yingli Beijing contributed RMB 1,470 to acquire 49% equity interest. As of December 31, 2013, the investment is accounted for under equity method. In December 2014, Yingli Beijing disposed all its equity interest in Shuntong Wuliu to Tianjin Yingli Bubalus Logistics Co., Ltd., a related party of the Company. The total consideration was RMB1,941 and no gain or loss arose from this transaction.

(f)                             In November 2012, Yingli China and Yingli Hainan, along with 20 other entities unrelated to the Company, participated in the establishment of Guokai Siyuan (Beijing) Investment Fund Co.,Ltd. (formerly named as “China Development Zhengxin Investment Company”). The Investment Company’s period of operation is 10 years and its principal activities are to make equity investments to key industries encouraged by the State. The Company contributed RMB 150,000 to acquire a 4.76% equity interest. The investment is accounted for under cost method.  The Investment Company’s administrator is SDIC Investment and Development Fund Management Beijing Co., Ltd. Subject to the administrator’s approval and other shareholders’ preemptive rights, the Company can transfer its investment to third parties.

(g)                          In August 2014, Yingli China and Shanghai Sailing Capital Management Co., Ltd. (“Shanghai Sailing”), unrelated to the Company, set up a fund called Shanghai Sailing Xili Equity Investement Fund LLP (“Sailing Fund”). The capital size of Sailing Fund is of RMB 1,004,000 and its principal activities are to make equity investments to new energy industries. According to the agreement, Sailing Fund is jointly controlled by Shanghai Sailing and Yingli China with shares of interest of 49.2% and 50.8%, respectively. As of December 31, 2014, total capital injected by Yingli China is RMB 153,000 (US$ 24,659) while Shanghai Sailing also made cash injection proportionally based on the agreed percentage of shares of interest between the parties in Sailing Fund. Therefore, the investment is accounted for under equity method.

(9)                                 Borrowings

(a)                          Current

Short-term borrowings and current installments of long-term debt consist of the following:

	Year ended December 31,
	2013	2014
	RMB	RMB	US$

Guaranteed by bank deposits	212,038	212,807	34,298
Guaranteed by related parties	3,602,902	4,671,486	752,907
Guaranteed by property, plant and equipment	891,073	950,139	153,135
Guaranteed by accounts receivable	130,000	446,788	72,009
Unsecured loans	429,846	535,369	86,285
Current portion of long-term debt (note b)	1,450,018	3,295,466	531,133
Total short-term borrowings and current portion of long-term debt	6,715,877	10,112,055	1,629,767

Short-term borrowings outstanding (including the current portion of long-term debt) as of December 31, 2013 and 2014 bore a weighted average interest rate of 5.77% and 6.20% per annum, respectively. All short-term borrowings mature and expire at various times within one year. These facilities contain no specific renewal terms.  While the renewal of the facilities are not legally binding and cannot been drawn down upon demand, the Company has traditionally negotiated renewal of certain facilities shortly before they mature.

(b)                          Non-current

	Year ended December 31,
	2013	2014
	RMB	RMB	US$
Long-term bank debt:
Secured loans from China Development Bank	3,733,730	3,057,179	492,728
Unsecured loans	—	2,193,346	353,503
Guaranteed by related parties	852,283	248,667	40,078
Secured by multiple assets	374,242	379,599	61,181
Borrowings from other third parties:
Guaranteed by property, plant and equipment	598,046	274,828	44,294
	5,558,301	6,153,619	991,784
Less: current portion	(1,450,018)	(3,295,466)	(531,133)
Total long-term borrowings	4,108,283	2,858,153	460,651

In December 2008, Yingli China entered into an eight-year US$70,000 loan agreement at an interest rate of 6-month LIBOR plus 6% per annum with China Development Bank. The loan is guaranteed by TianweiYingli and Mr. Liansheng Miao, the Company’s chairman and CEO, and secured by Yingli China’s property, plant and equipment.  The loan is repayable in annual installment of US$8,000 for the first two years and US$9,000 for the remaining six years, respectively, commencing in December 2009. As of December 31, 2014, the current and non-current portion of this long-term borrowing is US$ 9,000 (RMB 55,841) and US$ 9,000 (RMB 55,841), respectively.

In May 2010, TianweiYingli entered into a three-year US$20,000 loan agreement at an interest rate of 12-month LIBOR plus 1.7% per annum with Luso International Banking Ltd.  The loan is secured by Yingli Green Energy and repayable upon maturity. The bank loan was fully repaid in May 2013.

In May 2010, Yingli Hainan entered into a five-year RMB 180,000 loan agreement at an interest rate of 5.76% per annum with Industrial and Commercial Bank of China Limited. The loan is guaranteed by the Company and repayable in semi-annual installment of RMB 20,000 starting from August 2011. As of December 31, 2014, the current and non-current portion of this long-term borrowing is RMB 20,000 (US$ 3,223) and nil, respectively.

In June 2010, Yingli Hainan entered into a five-year RMB 220,000 loan agreement at a floating interest rate of the five-year Renminbi benchmark loan rates as published by the People’s Bank of China plus an additional surcharge of 2.5% per annum with Bank of Communications Co., Ltd. The loan is guaranteed by Yingli Green Energy and repayable in an annual installment of RMB 55,000 starting from June 2011. As of December 31, 2014, the current and non-current portion of this long-term borrowing is RMB 55,000 (US$ 8,864) and nil, respectively.

In July 2010, Yingli China entered into a five-year RMB 500,000 loan agreement at an interest rate of the five-year Renminbi benchmark loan rates per annum with Bank of Communications Co., Ltd. The loan is guaranteed by Yingli Group and Yingli Green Energy and secured by Yingli China’s property, plant and equipment.  The loan is repayable in annual installment of RMB 70,000, RMB 140,000, RMB 170,000 and RMB 120,000 in 2011, 2012, 2013 and 2014, respectively. The loan was fully paid in 2014.

In August 2010, TianweiYingli entered into a two-year RMB 1,000,000 loan agreement at an interest rate applicable to the Export Seller’s Credit which is renewed quarterly with the Export-Import Bank of China. The loan was fully repaid in 2012.

In February 2011, Yingli Hainan entered into a five-year RMB 400,000 loan agreement with China Merchants Bank at an interest rate of the five-year Renminbi benchmark loan rate per annum. As of December 31 2014, the Company withdrew RMB 368,000 (US$ 59,311) under this agreement. The loan is secured by Yingli Hainan’s property, plant and equipment. As of December 31, 2014, the current and non-current portion of this long-term borrowing is RMB 122,667 (US$ 19,770) and nil, respectively.

In March 2011, Yingli China entered into a 45-month RMB 1,000,000 loan agreement with Bank of Communications Co., Ltd. at an interest rate of three- to five- year Renminbi benchmark loan rate plus an additional surcharge of 10% of the interest rate per annum. The loan is secured by property, plant and equipment. The loan was fully paid in 2014.

In May 2011, Yingli China entered into a 42-month RMB 1,160,000 loan agreement with Bank of China and China Citic Bank at an interest rate of three-five year Renminbi benchmark loan rate plus an additional surcharge of 5% of the interest rate per annum.  As of December 31, 2014, the Company withdrew RMB 481,000 (US$ 77,523) under this agreement. The loan is guaranteed by Yingli Green Energy and Yingli Group. As of December 31, 2014, the current and non-current portion of this long-term borrowing is RMB 192,400 (US$ 31,009) and RMB 144,300 (US$ 23,257), respectively.

In August 2011, Fine Silicon Co., Ltd. (“Fine Silicon”) entered into a five-year RMB 500,000 loan agreement with CDB Leasing Co., Ltd. at an interest rate of 6.9% per annum plus an additional surcharge of 5% of the interest rate per annum. The loan is guaranteed by property, plant and equipment.  The Company withdrew RMB 500,000 (US$ 80,585) as of December 31, 2014, under this agreement. As of December 31, 2014, the current and non-current portion of this long-term borrowing is RMB 131,839 (US$ 21,249) and RMB 142,989 (US$ 23,046), respectively.

In October 2011, Tianjin Yingli New Energy Resources Co., Ltd. (“Tianjin Yingli”) borrowed an eight-year RMB 350,000 loan from China Development Bank at an interest rate of five-year Renminbi benchmark loan rate per annum and an eight-year US$100,000 loan from China Development Bank at an interest rate of 6-month LIBOR plus 520 basis points per annum. The loan is guaranteed by property, plant and equipment. The Company withdrew RMB 350,000 (US$ 56,410) and US$100,000 (RMB 620,460) as of December 31, 2014. As of December 31, 2014, the current and non-current portion of the RMB 350,000 (US$ 56,410) long-term borrowing is RMB 25,000 (US$ 4,029) and RMB 255,000 (US$ 41,099), respectively. As of December 31, 2014, the current and non-current portion of the US$ 100,000 (RMB 620,460) long-term borrowing is US$ 18,000 (RMB 111,683) and US$ 61,000 (RMB 378,481), respectively.

In October 2011, HengshuiYingli New Energy Resources Co., Ltd. (“HengshuiYingli”) entered into an eight-year US$50,000 loan agreement with China Development Bank at an interest of 6.31% per annum and subject to adjustment annually. The loan is guaranteed by property, plant and equipment. As of December 31, 2014, the Company withdrew US$50,000 (RMB 310,230). As of December 31, 2014, the current and non-current portion of this long-term borrowing is US$ 6,000 (RMB 37,228) and US$ 32,000 (RMB 198,547), respectively.

In November 2011, Yingli Hainan entered into an eight-year RMB 900,000 loan agreement with China Development Bank at an interest rate of five-year Renminbi benchmark loan rate per annum. The loan is guaranteed by property, plant and equipment.  In May 2013, Yingli Hainan entered into an amendment to increase this loan credit limit by RMB282,150. As of December 31, 2014, the Company withdrew RMB1,182,150 (US$190,528) under this agreement. The loan is guaranteed by property, plant and equipment. As of December 31, 2014, the current and non-current portion of this long-term borrowing is RMB 181,600 (US$ 29,269) and RMB 637,350 (US$ 102,722), respectively.

In March 2012, Hainan Yingli entered into a seven-year US$135,000 loan agreement with China Development Bank at an interest of three-month LIBOR plus 590 basis points per annum. The Company withdrew US$135,000 (RMB 837,621) as of December 31, 2014 under this agreement. The loan is guaranteed by property, plant and equipment. As of December 31, 2014, the current and non-current portion of this long-term borrowing is US$ 21,200 (RMB 131,538) and US$ 71,400 (RMB 443,008), respectively.

In May 2012, HengshuiYingli entered into an eight-year RMB 255,000 loan agreement with China Development Bank at an interest of 7.76% per annum and subject to adjustment annually. The loan is guaranteed by Yingli China. As of December 31, 2014, the Company withdrew RMB 255,000 (US$41,099) under this agreement. As of December 31, 2014, the current and non-current portion of this long-term borrowing is RMB 20,000 (US$ 3,223) and RMB 209,000 (US$ 33,685), respectively.

In April 2013, Yingli China entered into a three-year US$55,000 (RMB 341,253) loan agreement with China Development Bank at an interest rate of 6-month LIBOR plus 520 basis points per annum.  As of December 31, 2014, the Company withdrew US$55,000 (RMB 341,253) under this agreement. As of December 31, 2014, the current and non-current portion of this long-term borrowing is nil and US$ 55,000 (RMB 341,253), respectively.

In December 2013, Yingli China entered into a 14-month RMB200,000 loan agreement with Zhongyuan Trust Ltd. Company at an interest rate of 9.725%. This loan is guaranteed by related party’s property, plant and equipment. The bank loan was fully paid in 2014.

In December 2013, HutubiYingli Sunshine New Resources Co. Ltd. (“YingliHutubi”) entered into a five-year RMB 22,500 loan agreement with Xinjiang Tianshan Rural Commercial Bank at an interest rate of 5.33%. This loan is guaranteed by equivalent bank deposit. As of December 31, 2014, the Company withdrew RMB 22,500 (US$ 3,626) under this agreement. As of December 31, 2014, the current and non-current portion of this long-term borrowing is RMB 200 (US$ 32) and RMB 22,100 (US$ 3,562), respectively.

In December 2013, YingliHutubi entered into a six-year RMB 55,000 loan agreement with Xinjiang Tianshan Rural Commercial Bank at an interest rate of 6.61%. This loan is guaranteed by Yingli Group and secured by solar panels with market value of RMB 68,800 (US$ 11,089). As of December 31, 2014, the Company withdrew RMB 55,000 (US$ 8,864) under this agreement. As of December 31, 2014, the current and non-current portion of this long-term borrowing is RMB 4,000 (US$ 645) and RMB 23,000 (US$ 3,707), respectively.

Future principal payments under the above long-term borrowings as of December 31, 2014 are as follows

Year ended December 31,	RMB	US$
2015	3,295,466	531,133
2016	1,228,261	197,960
2017	586,356	94,503
2018	603,499	97,266
2019	411,037	66,247
Thereafter	29,000	4,675
Total	6,153,619	991,784

As of December 31, 2014, the Company has unused lines of credit of RMB 3,486 million (US$562 million) with remaining terms less than 12 months and RMB 4,270 million (US$688 million) with remaining terms beyond 12 months.

Certain loan agreements contain financial covenants such as debt asset ratio, current ratio, quick ratio, debt service coverage ratio and interest coverage ratio.  During 2012, 2013 and 2014, the Company failed to meet certain financial covenants, for which the Company received waivers from respective banks with respect to the financial covenants.

(10)                   Convertible Senior Notes

On December 13, 2007, the Company sold in a public offering an aggregate US$172,500 principal amount zero coupon convertible senior notes due 2012 (the “Convertible Senior Notes”). The net proceeds from the offering, after deducting the offering expenses payable by the Company, were approximately US$166,800. On December 15, 2010, US$171,300 (RMB 1,062,848) aggregate principle amount of the Convertible Senior Notes plus the accrued unpaid interest payable of US$28,145 (RMB 174,628) was repurchased by the Company and settled in cash. On December 14, 2012, the remaining principle balance of US$1,200 (RMB 7,446) plus the accrued unpaid interest payable of US$346 (RMB 2,147) was repurchased by the Company and settled in cash.

Interest relating to the Convertible Senior Notes was recognized as follows:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Contractual coupon interest	520	—	—	—
Interest cost capitalized	(65)	—	—	—
Total interests expense	455	—	—	—

(11)                   Senior Secured Convertible Notes

In 2009, the Company entered into a note purchase agreement with Trustbridge Partners II, L.P. (“Trustbridge”), for up to US$50,000 in senior secured convertible notes (“Notes”). A first tranche of US$20,000 (RMB 124,092) Notes was issued in connection with the financing of the Cyber Power acquisition on January 16, 2009 (“First Tranche”). Additional Notes, which are referred to as the “Second Tranche”, for an aggregate principal amount of US$29,449 (RMB 182,719) was issued on July 2, 2009.

The Notes carry an interest rate of 10% per annum which is paid on a quarterly basis and were convertible into the Company’s ordinary shares at an initial conversion rate of 17,699 ordinary shares per US$100 principal amount of Notes (equivalent to a conversion price of approximately US$5.65 per ADS), subject to certain adjustments.  At issuance, each of the Second Tranche Notes will initially be convertible at the conversion rate applicable to the outstanding First Tranche Notes. Unless previously redeemed, repurchased or converted, the Notes mature on January 25, 2012 at a redemption price equal to 152% of the principal amount which guaranteed a rate of return were to of 15% per annum in addition to the stated coupon rate of 10% per annum aforementioned.

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

Management determined that the conversion feature embedded in the Notes is required to be bifurcated and accounted for as a derivative pursuant to FASB ASC Topic 815,Derivatives and Hedging.   The fair value of the conversion feature for the First Tranche as of January 16, 2009 was US$11,969 (RMB 74,263) and bifurcated from the Notes of US$20,000 (RMB 124,092) as a debt discount.  The debt discount of US$11,969 (RMB 74,263) is amortized over the three-year period the Notes are expected to be outstanding as interest expense using the effective interest rate method.  The fair value of the conversion feature increased to US$25,033 (RMB 155,320) as of May 18, 2009, the modification date as described below.  The change of US$13,064 (RMB 81,057) in the fair value of the embedded derivative liability was recognized as a loss from revaluation of embedded derivative in the consolidated statements of comprehensive loss directly.

On May 18, 2009, the Company entered into a supplemental indenture that established a limit on the number of ordinary shares the Company is obligated to issue, as well as a covenant that prohibits the Company from issuing equity at below market price, subject to certain exceptions. As a result the embedded conversion feature of the Notes discontinued derivative accounting. The fair value of the embedded conversion feature of the First Tranche of the Notes has been classified in shareholders’ equity, with amount of US$25,033 (RMB 155,320) on the date of modification.

At the issuance date, which is also the commitment date of the Second Tranche of the Notes, given that the market price of the ADS was far above the conversion price, all the proceeds from the Second Tranche on July 2, 2009 was recorded as beneficial conversion feature and thus credited to additional paid-in capital. The resulting debt discount of US$29,449 (RMB 182,719) is amortized over 2.5 years, representing the period of the senior secured convertible note is expected to be outstanding as additional non-cash interest expense using the straight line method.

On June 10, 2009, US$8,721 (RMB 54,110) of the First Tranche of the Notes was converted to 2,000,000 ordinary shares.  In accordance with FASB ASC Topic 815-10,Derivatives and Hedging-Overall , US$4,520 (RMB 28,045), representing the relevant unamortized debt discount remaining at the date of conversion, was recorded as interest expense for the year ended December 31, 2009.

On August 10, 2010, US$11,279 (RMB 72,774) of the First Tranche of the Notes and US$ 1,804 (RMB 11,193) of the Second Tranche of the Notes were converted to 2,586,630 and 413,714 ordinary shares, respectively. On September 21, 2010, US$13,083 (RMB 81,175) of the Second Tranche of the Notes was converted to 3,000,344 ordinary shares. US$7,514 (RMB 46,621), representing the relevant unamortized debt discount remaining at the dates of conversion was recorded as interest expense for the year ended December 31, 2010.

On January 18, 2012, the remaining US$14,562 (RMB 90,351) of the Second Tranche of the Notes was converted to 3,588,025 ordinary shares. US$7,464 (RMB 46,311), representing the relevant unamortized debt discount remaining at the dates of conversion was recorded as interest expense for the year ended December 31, 2012.  As a result, the senior secured convertible notes have been fully converted accordingly.

(12)               Medium-term notes

On October 13, 2010, TianweiYingli registered its plan to issue up to RMB 2,400,000 RMB-denominated unsecured five-year medium-term notes (the “Registered Issue”) with the PRC National Association of Financial Market Institutional Investors (“NAFMII”).  The Registered Issue allows TianweiYingli to issue RMB-denominated unsecured five-year medium-term notes in two tranches on the PRC inter-bank debenture market. The First Tranche Issue with RMB 1,000,000 was completed on October 13, 2010 and will mature on October 13, 2015. TianweiYingli has an option to call the notes at the end of the third year from issuance. Upon exercise of the call option, the re-purchase amount equals to the par value of the notes plus any unpaid interest. The First Tranche bears a fixed annual interest rate of 4.3% per annum in the first three years, and increased to 5.7% per annum in the remaining two years as TianweiYingli chose not to call the notes on October 13, 2013.

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

Issuance costs were deferred on the balance sheet and amortized over the life of the medium term note. As of December 2013 and 2014, the total balance were RMB 12,395 and RMB 9,203 (US$1,483) respectively.

(13)                   Long-term payable

In November 2012, a third party contributed RMB 100,000 to Yingli Hainan to acquire 5.825% equity interest of Yingli Hainan. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 100,000 plus 5% annual interest in 5 years.  In December 2013, another third party contributed RMB 100,000 to Yingli Hainan to acquire 5.50% equity interest of Yingli Hainan. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to purchase such equity interest from the investor in the amount of RMB 100,000 plus 6.15% annual interest in 2 years.  Because of Yingli China’s contractual obligations to purchase the equity interests from these investors, the equity contributions made by the investors plus accrued interest in the amount of nil and RMB 107,790(US$17,373) have been recorded in “other current liabilities” and RMB 207,067 and RMB 110,458 (US$17,803) have been recorded in “other non-current liabilities” in the consolidated balance sheet as of December 31, 2013 and 2014, respectively.

(14)                   Issuance of ordinary shares

On April 25, 2014, the Company completed a public offering of 25 million American Depositary Shares (each, an “ADS”), each representing one ordinary share (US$ 0.01 par value per share) of the Company, at a price of US$3.5 per ADS. The offering resulted in net proceeds of RMB 517,272 (US$83,369), after deducting the placement fees and offering expenses of RMB 21,716 (US$3,500).

(15)                   Treasury Stock

On September 30, 2011, the Company announced that a share repurchase program has been authorized by its board of directors. Under the terms of the approved program, Yingli Green Energy may repurchase up to US$100 million worth of its issued and outstanding American Depositary Shares (“ADSs”) from time to time over the next 12 months in the open market or in negotiated transactions, subject to market conditions and other factors, as well as relevant rules under the Securities Exchange Act of 1934, as amended. As of December 31, 2011, the Company had repurchased 5,567,021 outstanding ADSs from the open market for a total consideration of RMB 123.8 million under the share repurchase program. In 2012, additional 159,687 outstanding ADSs were repurchased from open market for a total consideration of RMB 3.5 million under the share repurchase program. As of December 31, 2012, 5,726,708 of outstanding ADSs were repurchased at a total consideration of RMB 127.3 million.  There was no share repurchase in 2013 and 2014.

(16)                   Non Controlling Interests

Non-controlling interests are summarized as follows:

	December 31,
	2013	2014
	RMB	RMB	US$

Non-controlling interests in Tianwei Yingli	1,428,284	1,329,465	214,271
Non-controlling interests in Yingli Hainan*	116,528	114,457	18,447
Non-controlling interests in Yingli Lixian	34,138	31,298	5,044
Non-controlling interests in Yingli Shenzhen	15,499	24,041	3,875
Non-controlling interests in Yingli Greece	13,886	11,557	1,863
Non-controlling interests in other subsidiaries	10,710	8,227	1,326
	1,619,045	1,519,045	244,826

Non-controlling interests excludes those classified as a liability as discussed in Note (13)

The movements of non-controlling interests during the years ended December 31, 2012, 2013 and 2014 are as follows:

	For the Years Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB
Balance at beginning of year	1,892,464	1,846,905	1,619,045
Add:
Capital contribution to subsidiaries by non-controlling interests*	85,770	—	980
Net loss attributable to non-controlling interests	(127,475)	(110,473)	(101,526)
Share-based compensation	6,671	1,682	—
Currency translation adjustments of subsidiaries	18,726	(4,486)	546
Less:
Profit distribution by a subsidiary	(29,251)	(8,888)	—
Transactions with noncontrolling interest holders	—	(105,695)	—
Balance at the end of year	1,846,905	1,619,045	1,519,045

Prior to FY 2014, Baoding Tianwei Baobian Electric Co., Ltd. (“Tianwei Baobian”), a third party, held 25.99% equity interst in Tianwei Yingli. In May 2014, the Company, Baoding Tianwei Group Co., Ltd.(“ Tianwei Group”), and Tianwei Baobian entered into a new joint venture contract and Tianwei Baobian transferred 7% equity interest in TianweiYingli to Tianwei Group. Under a Sino-foreign equity joint venture company contract with Tianwei Baobian and Tianwei Group, it provides that Tianwei Baobian and/or Tianwei Group will have a right to swap the shares of the Company with the all but not part shares of the non-controlling interest in Tianwei Yingli. The terms of the swap will be discussed separately at the time of the swap. The Company does not account for such share swap until a separate agreement is signed that clearly states the terms and basis of the share swap between the non-controlling shareholders and the Company. Tianwei Baobian and/or Tianwei Group may exercise this subscription right after certain conditions are satisfied following the completion of the Company’s IPO. Tianwei Baobian and/or Tianwei Group’s subscription rights to subscribe for newly issued ordinary shares of the Company in exchange for all but not part of Tianwei Baobian and/or Tianwei Group’s equity interest in TianweiYingli did not have an effect on earnings per share as these rights are contingent upon Tianwei Baobian and/or Tianwei Group obtaining all necessary approvals from relevant PRC government authorities for acquiring our ordinary shares in the future. As of December 31, 2014, Tianwei Baobian and/or Tianwei Group haven’t exercised this subscription right.

Subject to applicable laws in the PRC, the Cayman Islands, any jurisdiction in which our ordinary shares are listed and any jurisdiction in which a qualified securities exchange, including the NYSE, is located and further subject to the listing rules of such exchange, Tianwei Baobian and/or Tianwei Group may exercise the subscription right by sending a written notice to us within one month following the first date on which all conditions listed above are satisfied, accompanied by copies of related approvals and opinion of counsel. Prior to exercising its subscription right, Tianwei Baobian and/or Tianwei Group is required to retain an asset valuation firm reasonably acceptable to us to obtain a valuation of Tianwei Baobian and/or Tianwei Group’s equity interest in Tianwei Yingli in accordance with internationally accepted valuation methods and relevant PRC laws and regulations. The valuation report will need to be acknowledged by both Tianwei Baobian and/or Tianwei Group and us. The number of our new ordinary shares that we are obligated to issue to Tianwei Baobian and/or Tianwei Group upon its exercise of the subscription right will be calculated. Number of new shares to be issued to Tianwei Baobian and/or Tianwei Group = Total number of our shares immediately before the exercise of the subscription right *(Percentage of Tianwei Baobian and/or Tianwei Group’s equity interest in Tianwei Yingli immediately before the exercise of the subscription right/ Percentage of our equity interest in Tianwei Yingli immediately before the exercise of the subscription right)

(17)                   Financial Obligations

In July 2011, the Company sold certain newly purchased equipment (“leased assets”) with carrying amount of RMB 91,959 to a third party (the “purchaser-lessor”) for cash consideration of RMB 90,000 and simultaneously entered into a five-year contract to lease back the leased assets from the purchaser-lessor. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor quarterly lease payment over five years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB 1,959, which is being deferred and amortized in the consolidated statements of comprehensive loss over the remaining useful lives of the leased assets.

In 2012, the Company sold certain solar power generation equipment with carrying amount of RMB 102,971 to a related party controlled by Yingli Group for cash consideration of RMB 99,000 and simultaneously entered into a eighteen-year contract to lease back the assets from the related party. The remaining useful lives of leased equipment were approximately 25 years.  Pursuant to the terms of the contract, the Company is required to pay to the related party quarterly lease payments over eighteen years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB 3,971, which is being deferred and amortized in the consolidated statements of comprehensive loss over the remaining useful lives of the leased assets.

In August 2013, the Company sold certain machinery and equipment with carrying amount of RMB99,321 to a related party controlled by Yingli Group for cash consideration of RMB100,000 and simultaneously entered into a eight-year contract to lease back the assets from the related party. The remaining useful lives of leased machinery and equipment were approximately 8-10 years. Pursuant to the terms of the contract, the Company is required to pay to the related party quarterly lease payments over eight years and is entitled to obtain the ownership of these machinery and equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a profit of approximately RMB679, which is being deferred and amortized in the consolidated statements of comprehensive loss over the remaining useful lives of the leased assets.

In June 2014, the Company sold certain machinery and equipment with carrying amount of RMB109,193 (US$17,599) to a related party controlled by Yingli Group for cash consideration of RMB83,000 (US$13,377) and simultaneously entered into a five-year contract to lease back the assets from the related party. The remaining useful lives of leased machinery and equipment were approximately 2-7 years. Pursuant to the terms of the contract, the Company is required to pay to the related party quarterly lease payments over five years and is entitled to obtain the ownership of these machinery and equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB26,193 (US$4,222), which is being deferred and amortized in the consolidated statements of comprehensive loss over the remaining useful lives of the leased assets.

In November 2012, Lixian Yingli leased certain machinery and equipment from a related party controlled by Yingli Group. Pursuant to the terms of the contract, the Company is required to pay to the related party quarterly lease payments over eight years and is entitled to obtain the ownership of these machinery and equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. As of December 31, 2014, the carrying amount of the machinery and equipment related to this capital lease contract is RMB 80,969, and the payable related to this contract is RMB 85,185.

As of December 31, 2013 and 2014, the gross amount of the equipment and related depreciation recorded under capital lease were as follows:

	Year ended December 31,
	2013	2014
	RMB	RMB	US$

Equipment	422,502	505,927	81,541
Less: accumulated depreciation	(36,041)	(89,076)	(14,356)
Net Value	386,461	416,851	67,185

As of December 31, 2014, future minimum payments required under non-cancellable capital lease are:

	RMB	US$
Year ended December 31,
2015	94,582	15,243
2016	83,854	13,515
2017	65,565	10,567
2018	63,547	10,242
2019	51,863	8,359
Thereafter	118,309	19,068
Total minimum lease payments	477,720	76,994
Less: Amount representing interest	109,263	17,610
Present value of net minimum lease payments	368,457	59,384
Current portion	71,603	11,540
Non-current portion	296,854	47,844

(18)                   Net revenues

During the year ended December 31, 2012, 2013 and 2014, the Company generated net revenues as the followings.

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Net revenues
Sales of PV modules	10,989,767	12,510,809	12,179,474	1,962,975
Sales of PV systems	171,013	408,630	161,035	25,954
Other revenues	231,148	498,654	586,868	94,586
Total net revenues	11,391,928	13,418,093	12,927,377	2,083,515

During the year ended December 31, 2014, the Company generated insignificant net revenues on sales of electricity, which has been classified in “Other revenues”.

Since all manufacturing plants are located domestically in China and the overseas entities are only functioned as sales offices, therefore, no assets by geography warrant for disclosure since the assets owned by overseas entities are immaterial.

(19)                   Accrual for Loss on Inventory Purchase Commitments

Until the third quarter of 2008, an industry-wide shortage of high purity polysilicon coupled with growing demand for PV modules caused the increases of polysilicon prices. In order to ensure the adequate supply of polysilicon, the Company entered into several long-term fixed price supply contracts from 2006 to 2011 under which the polysilicon would be delivered from 2009 to 2020.  However, from the second quarter of 2011, the polysilicon price has decreased significantly as the result of increased polysilicon manufacturing capacity and the pressure from the decreasing average selling price of PV modules. As a result, the Company recognized a provision of RMB 851,694 on its firm purchase commitments under the long-term fixed price polysilicon contracts as of December 31, 2011.  The provision was determined by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory.  During the years ended December 31, 2011 and 2012, notwithstanding that the firm purchase commitments under the long-term fixed price contracts continued to be in effect, through negotiations with the vendors the Company was able to obtain various pricing concessions from the vendors which resulted in the actual purchase price paid by the Company to be less than the stated contract price. The Company has therefore reclassified the accrual for potential losses on inventory firm purchase commitments of RMB 815,694 as of December 31, 2012 to an accrual for loss contingency related to the inventory purchase commitments.

During the year ended December 31, 2013, the Company continued to negotiate and execute amendments for current purchases on a monthly or quarterly basis with Supplier B and Suppier C and obtained price concessions that allowed the Company to purchase polysilicon at renegotiated prices that were in line with the market price and significantly lower than the stated contract prices under the long-term fixed price supply contracts with these vendors.  In addition, the Company continued to negotiate with these Supplier B and Suppier C for an overall amendment to each long-term fixed price supply contract with such vendors to eliminate fixed price arrangements. In October 2013, the Company entered into agreements with Supplier B to amend the contract and include a price adjustment mechanism that allows the Company and the vendor to renegotiate purchase price on a quarterly basis within a specified price range set forth in the amendments based on market price.  The Company has not reached similar agreement with the other vendor, but continued to renegotiate prices on a quarterly or monthly basis to purchase at close to market prices. The Company failed, however, to purchase from the vendor the stated quantities for a total of six months in 2012 and 2013 under the long-term fixed price supply contracts as the Company’s management determined after taking into consideration all relevant factors that it would be in the Company’s best interest not to accept those deliveries when they were due. As a result, because the contract has been substantially executed, the vendor claimed that it had forfeited certain advance payments made by the Company.  Notwithstanding the Company’s failure to accept deliveries for six months and the vendor’s claim as described above, the Company and the vendor continued their monthly or quarterly negotiations and the Company has accepted deliveries from the vendor after its failure to accept deliveries in those six months.

With respect to Supplier A, the Company did not made any purchase from it under the long-term fixed price supply contract, which is effective from 2013 to 2020, due to the anti-dumping duty and anti-subsidy investigation against Solar-Grade Polysilicon launched by the Ministry of Commerce of the People’s Republic of China.  The Company has received invoices on its take-or-pay obligation for failing to take the shipments in 2013 and 2014 and is currently in discussion with Supplier A to seek an acceptable solution to both parties on the performance of the long-term supply contract.

In connection with the preparation of the Company’s 2013 consolidated financial statements for the year ended December 31, 2013, management reassessed the loss contingency under the long-term fixed price polysilicon contracts taking into account the developments described above and recognized an additional provision of RMB480,182 on the firm purchase commitments under the long-term fixed price polysilicon contracts as of December 31, 2013.  The provision was determined by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory, using management’s best estimates of future purchase prices over the remaining terms of the contracts and applying such estimated purchase prices in the lower of cost or market evaluation.  In estimating the renegotiated purchase prices, the Company considered the pertinent terms of each of the long-term supply contracts, the history and progress of renegotiation with the relevant vendors and the actual price concessions granted, the polysilicon market development based on available industry research data and the likelihood of achieving different levels of renegotiated prices for future periods.  In addition to the estimated renegotiated purchase price, certain other key assumptions were used in measuring the loss accrual, which included but were not limited to (i) the estimated net realizable value of the PV modules manufactured from the polysilicon expected to be purchased under the long-term supply contracts; and (ii) the normal profit margin of the PV modules for purposes of estimating the replacement cost or market price under the lower of cost or market evaluation. The Company also considered the quantities that were required to be purchased and amounts due on take or pay arrangements, as well as the history and progress of renegotiation with the relevant vendors and the actual concessions granted in developing the amount of the estimated loss contingencies. For the year ended December 31, 2014, after management’s reassessment, no further loss contingency under the long-term fiexed price polysilicon contract was made.

As of December 31, 2013 and 2014, total accrual for loss on inventory purchase commitments was RMB 1,331,877, and RMB 1,331,877 (US$214,660) respectively, of which RMB 87,134 and RMB 87,134 (US$14,045), has been recorded as a reduction of “prepayment to suppliers” in relation to the failure to purchase the stated quantities for a total of six months in 2012 and 2013 under the long-term fixed price supply contracts with Supplier C as described above. Based on the stated delivery schedules through the end of 2014 RMB 13,042(US$2,102) has been recorded in other current liabilities and accrued expenses, and the remaining balance of RMB1,231,701(US$198,514) has been recorded in “Reserve for inventory purchase commitments” as of December 31, 2014, respectively.

(20)                     Income Taxes

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

•                      In 2008, TianweiYingli was recognized by the Chinese government as a “High and New Technology Enterprise”  (“HNTE”) under the new EIT law and its relevant regulations.

In 2011, TianweiYingli renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% for 2012 and 2013. In 2014, Tianwei Yingli renewed its HNTE qualification again, which extended its entitlement to the preferential income tax rate of 15% to 2016.

•                      Yingli China was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations, which entitled it to the preferential income tax rate of 15% from 2011 to 2013. In 2014, Yingli China renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% from 2014 to 2016.

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

Subject to reapplication or renewal, TianweiYingli, Yingli China and Yingli Hainan’s HNTE status will enable them to continue to enjoy the preferential income tax rate.  Management believes that these subsidiaries meet all the criteria for the reapplication of HNTE status.

•                      In 2013, Yingli Tianjin, YingliLixian and YingliHengshui were recognized by the Chinese government as HNTE under the new EIT law and its relevant regulations, which entitled them to the preferential income tax rate of 15% from 2013 to 2015.

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

The components of profit/(loss) before income taxes for the years ended December 31, 2012, 2013 and 2014 are as follows:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Cayman Islands	(197,133)	(220,079)	(319,552)	(51,502)
PRC	(2,935,315)	(1,868,948)	(884,440)	(142,546)
U.S.	(46,550)	56,678	28,700	4,626
Other foreign countries	(218,631)	8,476	(136,320)	(21,971)
Total loss before income taxes	(3,397,629)	(2,023,873)	(1,311,612)	(211,393)

Income tax expense/(benefit) in the consolidated statements of comprehensive loss consists of the following:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Current tax expense:
PRC	285	49,655	67,776	10,925
U.S.	4,503	77	22,536	3,632
Other foreign countries	9,622	11,909	387	62
Total current income tax expense	14,410	61,641	90,699	14,619
Deferred income tax expense/(benefit):
PRC	(219,143)	(19,679)	(7,500)	(1,209)
U.S.	—	—	(2,922)	(471)
Other foreign countries	(1,009)	(10,937)	9,446	1,522
Sub-total	(220,152)	(30,616)	(976)	(158)
Total income tax expense/(benefit)	(205,742)	31,025	89,723	14,461

Reconciliation between the provision for income tax computed applying the statutory CIT and the Group’s effective tax rate:

	2012	2013	2014
	RMB	RMB	RMB

Computed expected tax expense/(benefit)	(25)%	(25)%	(25)%
PRC tax rate differential, preferential rate	6.35%	6.85%	4.48%
Tax rate differential for non-PRC entities	3.21%	2.84%	7.19%
Tax rate change	3.68%	0.64%	0.00%
Tax holiday	0.00%	(0.79)%	(0.08)%
Research and development tax credit	(1.11)%	(1.04)%	(2.03)%
Non-deductible expenses:	0.00%	0.00%	0.00%
Staff welfare in excess of allowable limits	0.22%	0.08%	0.17%
Share based compensation	0.26%	0.20%	0.67%
Entertainment expenses	0.06%	0.10%	0.10%
Change in valuation allowance	5.73%	17.44%	15.88%
Dividend withholding tax	0.28%	0.10%	(0.04)%
Others	0.27%	0.12%	5.50%
Actual income tax expense/(benefit)	(6.05)%	1.54%	6.84%

For the year ended December 31, 2014, the Company recorded an out of period adjustment to increase income tax expense that is immaterial to the current and prior years in the amount of RMB34,352(US$5,537)

Without the tax holiday the Company’s net loss attributable to Yingli Green Energy would have increased by RMB nil, RMB15,030 and RMB 1,055 (US$ 169) for the years ended December 31, 2012, 2013 and 2014. Basic and diluted loss per share for the years ended December 31, 2012, 2013 and 2014 would have increased by nil, RMB0.10 and RMB 0.01 (US$ 0.002).

The income tax recoverable was RMB 25,140 and RMB 49,384 (US$ 7,959) as of December 31, 2013 and 2014, which were included in prepaid expenses and other current assets in the consolidated balance sheets, respectively.

The principal components of the deferred income tax assets and deferred income tax liabilities are as follows:

	Year ended December 31,
	2013	2014
	RMB	RMB	US$
Gross deferred income tax assets:

Accounts receivable and prepayments to suppliers	59,631	61,282	9,877
Inventories	7,035	6,491	1,046
Employee benefits	10,018	18,950	3,054
Accrued warranty	105,842	111,805	18,020
Property, plant and equipment and fixed asset related subsidies	617,045	666,472	107,416
Change in fair value of derivative instruments	552	—	—
Net operating loss carryforwards	876,685	950,613	153,211
Investment loss	3,178	6,946	1,119
Provision for inventory purchase commitment	199,782	199,782	32,199
Total gross deferred income tax assets	1,879,768	2,022,341	325,942
Valuation allowance	(1,174,988)	(1,311,342)	(211,350)
Net deferred income tax assets	704,780	710,999	114,592
Gross deferred income tax liabilities:
Property, plant and equipment	(19,296)	(32,250)	(5,198)
Intangible assets	(8,804)	(8,804)	(1,419)
Withholding income tax	(4,856)	(4,301)	(693)
Total gross deferred income tax liabilities	(32,956)	(45,355)	(7,310)

Net deferred income tax assets	671,824	665,644	107,282

	Year ended December 31,
	2013	2014
	RMB	RMB	US$

Current deferred income tax assets, included in prepaid expenses and other current assets	114,357	465,961	75,099
Non-current deferred income tax assets, included in other assets	576,628	212,788	34,295
Current deferred income tax liabilities, included in other current liabilities and accrued expenses	(4,856)	(4,301)	(693)
Non-current deferred income tax liabilities, included in other liabilities	(14,305)	(8,804)	(1,419)
Net deferred income tax assets	671,824	665,644	107,282

Tax loss carryforwards of the Company’s PRC subsidiaries amounted to RMB 5,059,616 (US$815,462) as of December 31, 2014, of which RMB 49,918 RMB 630,405, RMB 2,227,446, RMB 1,476,108 and RMB 675,739 will expire if unused by December 31, 2015, 2016, 2017, 2018 and 2019, respectively.

The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Balance at the beginning of the year	627,295	822,010	1,174,988	189,374
Additions of valuation allowance	244,809	474,397	159,355	25,683
Reduction of valuation allowance	(50,094)	(121,419)	(23,001)	(3,707)
Balance at the end of the year	822,010	1,174,988	1,311,342	211,350

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

As of December 31, 2014, the Company recognized net deferred income tax assets of RMB665,644 (US$107,282), primarily relate to the tax benefits of (i) RMB199,782 (US$32,199) in provision for inventory purchase commitment, which expire in varying amounts upon the settlement of the contingency on the long term purchase commitment provision with the major polysilicon suppliers; (ii) RMB428,790 (US$69,108) in impairment of property, plant and equipment and gross tax loss carry forwards, which expire in various amounts between 2015 and 2019. The realization of these tax benefits is dependent on the generation of sufficient taxable income prior to expiration of the tax loss carryforwards and at the time the provision for inventory purchase commitment is tax deductible. Management believes it is more likely than not that the Company will realize the benefits of deferred income tax assets, net of the existing valuation allowances as of December 31, 2013 and 2014. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The new EIT law and its relevant regulations impose a withholding income tax at 10%, unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008 and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax.  As of December 31, 2014, the Company has not recognized a deferred income tax liability of RMB131,309 (US$21,163) for the undistributed earnings of RMB1,313,089(US$211,632) generated by the PRC subsidiaries as of December 31, 2014 as the Company plans to indefinitely reinvest these earnings in the PRC.

The German tax law and its relevant regulations impose a withholding income tax at 26.375% for dividends distributed by a Germany-resident enterprise to its immediate holding company outside Germany.

For each of the years ended December 31, 2012, 2013 and 2014, the Company did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded.  In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent.  The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100 (US$ 17).  In the case of transfer pricing issues, the statute of limitation is ten years.  There is no statute of limitation in the case of tax evasion.  The tax returns of the Company’s PRC subsidiaries for the tax years 2009 to 2014 are open to examination by the relevant tax authorities.

(21)                     Share-Based Compensation

On December 28, 2006, the Company adopted the 2006 Stock Incentive Plan (the “Plan”).  The Plan provides for both the granting of stock options and other stock-based awards such as restricted shares to key employees, directors and consultants of the Company. The Plan was subsequently amended by the Company’s board of directors and shareholders to increase the number of ordinary shares that the Company is authorized to issue. The amendment did not change any other provisions of 2006 Stock Incentive Plan. As of December 31, 2014, the Company is authorized to issue under the 2006 Stock Incentive Plan 12,745,438 shares. Among these shares, up to 2,715,243 shares may be issued for the purposes of granting awards of unvested shares and up to 10,030,195 shares may be issued for the purpose of granting stock option.

Restricted shares

On January 19, 2007, the Company’s board of directors granted 2,576,060 unvested shares for the benefit of 68 participants, consisting of 1,576,300 unvested shares granted to eight directors and officers of Yingli Green Energy and TianweiYingli and 999,760 unvested shares granted to 60 other employees of the Company. The unvested shares have been placed in a trust, which is controlled and managed by the Company. The shares vest with continued employment and ratably in 20% increments over a five-year period, beginning on January 19, 2008, the first anniversary following the award grant date.  The unvested shares fully vest upon termination of service resulting from death or disability of the participant that is due to work-related reasons or upon a change of control in the Company.  For a period of six months after any shares are vested, the Company has the option to purchase all or part of the vested shares at the then fair market value.  Any vested shares that are not repurchased by the Company during the six-month period would be distributed to the participant.  Share-based compensation expense with respect to the unvested shares was measured based on the estimated fair value of the Company’s ordinary shares at the date of grant of US$4.96 and is recognized on a straight-line basis over the five-year period.

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

A summary of the non-vested restricted share activity for the years ended December 31, 2012, 2013 and 2014 is as follows:

	Number of Non- vested Shares	Grant date Weighted Average Fair Value

Outstanding as of December 31, 2011	523,316	US$ 5.02
Vested	(523,316)	US$ 5.02
Outstanding as of December 31, 2012, 2013 and 2014	—	—

The total fair value of the restricted shares vested for the year ended December 31, 2012 was US$2,627.

The amount of compensation cost recognized for non-vested shares for the years ended December 31, 2012, 2013 and 2014 is as follows:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Cost of revenues	50	—	—	—
Selling expenses	29	—	—	—
General and administrative expenses	787	—	—	—
Research and development expenses	9	—	—	—
Total compensation cost recognized for restricted shares	875	—	—	—

Stock options

A summary of stock options activity for the years ended December 31, 2012, 2013 and 2014 is as follows:

	Number of Stock options	Weighted Average exercise price		Weighted Average remaining contractual term	Aggregate intrinsic Value

Outstanding as of December 31, 2011	5,824,106	US$	4.63
Granted	—		—
Exercised	—		—
Forfeited or cancelled	(474,164)	US$	5.46
Outstanding as of December 31, 2012	5,349,942	US$	4.55
Granted	—		—
Exercised	(178,750)	US$	(3.65)		US$	638
Forfeited or cancelled	(1,625)	US$	(8.31)
Outstanding as of December 31, 2013	5,169,567	US$	4.58
Granted	1,792,820	US$	4.17
Exercised	—		—	—		—
Forfeited or cancelled	(51,575)	US$	(3.80)
Outstanding as of December 31, 2014	6,910,812	US$	4.48	5.50 years	US$	497
Vested and expected to vest as of December 31, 2014	6,910,812	US$	4.48	5.50 years	US$	497
Exercisable as of December 31, 2014	5,734,302	US$	3.80	4.84 years	US$	491

The weighted average option fair value of US$2.93 per share or an aggregate of US$5,255 on the date of grant during the year ended December 31, 2014 was determined based on the Black-Scholes option pricing model, using the following weighted average assumptions. There was no option granted during the years ended December 31, 2012 and 2013.

Year ended December 31, 2014

Expected volatility	86.96%-88.76%
Expected dividends yield	0%
Expected term	5.5-6.25 years
Risk-free interest rate (per annum)	0.12%-1.44%
Estimated fair value of underlying ordinary shares (per share)	US$2.09-2.99

The Company’s calculation of expected volatility was based on the historical volatility of the Company’s stock price.

The Company accounts for stock options in accordance with ASC Topic 718, by recognizing compensation cost based on the grant-date fair value over the period during which an employee is required to provide service in exchange for the award.  No income tax benefit was recognized in the consolidated statements of comprehensive loss for these share options as such compensation expenses are not deductible for PRC tax purposes.  The amount of compensation cost recognized for stock options for the years ended December 31, 2012, 2013 and 2014 is as follows:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Cost of revenues	5,417	3,314	4,748	765
Selling expenses	4,551	2,582	7,558	1,218
General and administrative expenses	20,179	6,949	18,603	2,998
Research and development expenses	4,481	3,040	4,023	649
Total compensation cost recognized for stock options	34,628	15,885	34,932	5,630

As of December 31, 2014, US$ 2,042 (RMB 12,670) of unrecognized compensation expense related to stock options is expected to be recognized over a weighted average period of approximately 0.39years.

(22)               Loss per share

Basic and diluted loss per share

Basic and diluted loss per share has been calculated in accordance with ASC Topic 260, Earnings per Share, for the years ended December 31, 2012, 2013 and 2014 as follows:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Numerator:
Net loss attributable to Yingli Green Energy	(3,064,412)	(1,944,425)	(1,299,809)	(209,491)
Denominator:
Weighted average ordinary shares outstanding	156,425,307	156,619,791	173,613,085	173,613,085
Basic and diluted loss per share	(19.59)	(12.41)	(7.49)	(1.21)

The following table summarizes potential common shares outstanding excluded from the calculation of diluted loss per share for the years ended December 31, 2012, 2013 and 2014, because their effect is anti-dilutive:

	Year ended December 31,
	2012	2013	2014

Shares issuable pursuant to convertible senior notes	26,441	—	—
Shares issuable pursuant to senior secured convertible notes	176,460	—	—
Shares issuable under stock options and restricted shares	5,349,942	5,169,567	211,358

(23)               Related-Party Transactions

For the years presented, in addition to the transactions described in note (8), note (9) and note (15), the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Sales of products to related parties (note (a))	452,268	896,881	435,046	70,117
Purchase of raw materials and services from related parties (note (b))	1,144,343	1,187,857	833,813	134,386

	Year ended December 31,
	2013	2014
	RMB	RMB	US$

Accounts receivable from related parties (note (a))	448,830	264,995	42,709
Prepayments for materials to related party suppliers (note (b))	157,362	33,746	5,439
Other amounts due from related parties (note (c))	45,759	335,371	54,052
Total due from related parties - current	651,951	634,112	102,200

Long-term portion of amounts due from related party (note (d))	32,000	32,000	5,157

Prepayments for construction of property, plant and equipment to related party suppliers (note (e))	26,458	144,467	23,284
Total other due from related parties	26,458	144,467	23,284

Amounts due to related parties (note (b))	(457,838)	(974,501)	(157,061)
Total due to related parties - current	(457,838)	(974,501)	(157,061)
Long-term portion of amounts due to related party (note (j))	(246,752)	(280,640)	(45,231)

Notes:

(a)         The Company sold PV modules of RMB 10,454, RMB 9,961and RMB 14,793(US$2,384) to its affiliate, Tibetan Yingli, for the years ended December 31, 2012, 2013 and 2014.  The Company sold products of RMB 128,621, RMB 601,652and RMB268,177 (US$43,222) to the subsidiaries of Yingli Group for the years ended December 31, 2012, 2013 and 2014, respectively. These subsidiaries of Yingli Group are controlled by Mr. Liansheng Miao, the Company’s chairman and CEO. The Company sold PV modules of RMB198,805, RMB 97,772 and RMB5,756(US$928) to an entity whose equity shareholder is a noncontrolling interest holder of the Company’s foreign subsidiary for the years ended December 31, 2012, 2013 and 2014, respectively. The Company sold PV modules of RMB 114,388, RMB 187,496 and RMB81,023(US$13,059) to an affiliate which the Company holds 27.66% of its equity interest for the years ended December 31, 2012 , 2013 and 2014. The amount of transcation mentioned above included value-added tax.

(b) The Company purchased raw materials of RMB854,822, RMB 978,826 and RMB587,538(US$94,694) from the subsidiaries and an affiliate of Yingli Group for the years ended December 31, 2012, 2013and 2014, respectively. The company purchased services of RMB 288,793, RMB 191,371 and RMB 230,950(US$37,222) from the subsidiaries of Yingli Group and the Company’s affiliate for the years ended December 31, 2012, 2013and 2014, respectively. The Company imported the polysilicon of RMB 728, RMB12 and RMB nil(US$nil) from an entity whose equity shareholder is a noncontrolling interest holder of the Company’s foreign subsidiary for the years ended December 31, 2012, 2013and 2014, respectively. The Company purchased raw materials of RMB17,648, RMB 15,325(US$2,470) from the entities whose equity shareholder is a noncontrolling interest holder of the Company’s subsidiary for the year ended December 31, 2013 and 2014. The amount of transcation mentioned above included value-added tax.

(c) Other amounts due from related parties mainly represent the entrusted loan and advances to Yingli Group and its subsidiaries.  In 2011, TianweiYingli made a one-year entrusted loan of RMB 100,000 at an interest rate of 7.22% per annum to a subsidiary of Yingli Group. The entrusted loan was extended for another one year before due in 2012, and was collected in full by TianweiYingli in December 2013. Hainan Yingli made one-year entrusted loans of RMB 50,000 ,RMB 25,000 and RMB40,000(US$ 6,447) in 2012 ,2013and 2014, to a subsidiary of Yingli Group at an interest rate of 5.4%, 6.0% and 6.0% per annum, respectively, and collected RMB 65,000 and RMB 10,000(US$1,612) in 2013 and 2014 for the above mentioned loans,  respectively.

(d) In 2012, YingliLixian entered into a financial lease with a subsidiary of Yingli Group, and paid RMB 4,490 and RMB 7,510 deposits during the years ended December 31, 2012 and 2013, respectively, for guarantee of the transaction.  In 2012, Cyber Power entered into a financial lease with a subsidiary of Yingli Group, and paid RMB 10,000 deposits for guarantee of the transaction.  In August 2013, Yingli China entered into a sales-lease back transaction with a subsidiary of Yingli Group and paid RMB 10,000 deposits for guarantee of the lease.  These deposits will be returned when the transactions were completed, and are recorded in due from related parties as of December 31, 2012, and are reclassified to long-term portion of amounts due from a related party as of December 31, 2013.

(e) The balance as of December 31, 2013 and 2014 mainly represents the prepayments to subsidiaries of Yingli Group for the construction of plants, which is included in property, plant and equipment in the consolidated balance sheets.

(f) The Company entered into entrusted construction contract with Yingli PV Group. Under the general term of the contract, Yingli PV Group built 23 project assets of 222.4MW in total for the Company with total amount of RMB 825,748(US$ 133,086) in 2014. The unpaid amount recorded in due to related parties was RMB 436,227(US$70,307) as of December 31, 2014.

(g) In 2014, the Company disposed all its interest in its subsidiary Yingli (Tianjin) International Trading Ltd. (“TJ International Trading”) to Tianjin Yingli Bubalus Logistics Co., Ltd., which is a subsidiary of Yingli Group. The total consideration was of RMB 134,167(US$ 21,624) and gains of RMB 22,271(US$3,589) was recorded in other gain. As of December 31, 2014, the related proceeds for the disposal have not been collected.

In December 2014, Yingli Shuntong(Beijing). International Freight Agency Co., Ltd. was sold to Tianjin Yingli Bubalus Logistics Co., Ltd., which is a subsidiary of Yingli Group for the consideration of RMB 12,439 (US$ 2,005), and gains of RMB 1,672 (US$ 269) was recorded in other income.

(h) The Company pledged its assets of total amount of RMB163,000 (US$26,271) to back up the RMB163,000 (US$26,271)  bank borrowing of Yingli Group as of December 31, 2014.

(i) The Company received guarantee from the Yingli Group of total amount of RMB1,444,030 (US$232,735) as of December 31, 2014.

(j) The Company entered into serveral financing lease agreement with related party controlled by Yingli Group. The total outstanding payable over one year was RMB 246,752 and RMB 280,640 (US$45,231), as of December 31, 2013 and 2014, respectively.

(24)                   Commitments and Contingencies

As of December 31, 2014, commitments outstanding for the purchase of property, plant and equipment approximated RMB 1,513,082(US$243,865).

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

A portion of the Company’s multi-year supply agreements are structured as “take or pay” arrangements which allow the supplier to invoice the Company for the full purchase price of polysilicon the Company is obliged to purchase each year at predetermined prices, whether or not the Company actually ordered the required volume, purchase obligations under “take or pay” arrangements are as follows:

Year ended December 31,	RMB	US$
2015	1,685,906	271,719
2016	1,411,888	227,555
2017	1,528,575	246,362
2018	2,346,437	378,177
2019	1,402,903	226,107
Thereafter	6,730,900	1,084,824
Total	15,106,609	2,434,744

The purchase prices under the multi-year supply agreements are subject to adjustments, taking into consideration the spot market price, the cost to produce the polysilicon, among other things.  The Company purchased polysilicon from Supplier B in the amount of RMB 415,075 and RMB 561,487(US$90,495) under the “take or pay” arrangements during 2013and 2014, respectively.

Besides the “take or pay” arrangements, future minimum obligations under other polysilicon supply agreements with Supplier B amounted to RMB 6,032,496 (US$ 972,262) as of December 31, 2014.  The Company purchased polysilicon in the amount of RMB 732,626 and RMB 701,784 (US$113,107) under the multi-year supply agreements during 2013 and 2014, respectively.

In terms of the supply agreement with Supplier A, it is impractical for the Company to execute the agreement because of the events such as anti-dumping and anti-subsidy investigations into solar-grade polysilicon imported from the U.S. and South Korea launched by the Ministry of Commerce of the PRC in July 2012 that have occurred are beyond the management’s control. Therefore, based on assessment of management, no material losses or costs should be incurred for not executing the agreement.

In October 2012, the Company received notice of an antitrust and unfair competition lawsuit filed by Solyndra, LLC (a U.S.-based solar company) against the Company and two other China-based photovoltaic panel manufacturers in the U.S. District Court of the Northern District of California. The Company filed its joint motion to dismiss all of Solyndra’s claims with the co-defendants in March 2013.  On April 9, 2014, the Company received an order denying defendants’ joint motion to dismiss Solyndra’s claims. A case management conference has been set for April 23, 2014, at which the court will likely set a schedule for the remainder of the Solyndra litigation. While it is premature at this stage of the litigations to evaluate the likelihood of favorable or unfavorable outcomes, the Company believes that Solyndra’s claims lack merits and would defend itself vigorously against those allegations.  In accordance with ASC Topic 450, no accrual of loss contingency was accrued as of December 31, 2014 since it is not probable that a liability has been incurred and the amount of loss cannot be reasonably estimated.

From July 2009 through March 2013, the Company signed a series of agreements and amendments with suppliers to provide recovery service of exhausted slurry for the Company.  According to the series of agreements and amendments with the supplier, the Company guaranteed a minimum annual supply volume of exhausted slurry.  The Company didn’t provide adequate supply volume of exhausted slurry in 2012 due to some quality issue noted on the supplier’s services.  In May 2013, the supplier informed the Company that it would like to cease the recovery service and claimed compensation.  The Company has not received any summons or notices from any court or arbitration body pertaining to any proceeding brought against us by this supplier. In July 2014, the Company also filed litigation against this supplier for breach of contract and claimed damages against this supplier.  While it is premature at this stage to evaluate the final outcome, the Company believes that the supplier’s claims lack merits.  In accordance with ASC Topic 450, no accrual of loss contingency was accrued as of December 31, 2014 since it is not probable that a liability has been incurred and the amount of loss cannot be reasonably estimated.

In October 2013, the Company received notice of an antitrust filed by Energy Conversion Devices Liquidation Trust (“ECD”), through its liquidating trustee, against the Company and two other China-based photovoltaic panel manufacturers. in the U.S. District Court of the Eastern District of Michigan.  ECD alleges a wide-ranging conspiracy among the Company and other two Chinese photovoltaic panel manufacturers, their suppliers, banks and the Chinese government to destroy ECD and the U.S. solar industry by flooding the market with cheap photovoltaic panels.  On October 31, 2014, the Court granted joint motion to dismiss the case. The plaintiff filed its motion to reconsider on November 14, 2014. While it is premature at this stage of the litigations to evaluate the likelihood of favorable or unfavorable outcomes, we believe that ECD’s claims lack merits. We intend to defend vigorously against those allegations. In accordance with ASC Topic 450, no accrual of loss contingency was accrued as of December 31, 2014 since it is not probable that a liability has been incurred and the amount of loss cannot be reasonably estimated.

(25)                   Intangible Assets

As of December 31, 2013 and 2014, the Company’s intangible assets consisted of the followings:

	December 31, 2013
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Impairment	Intangibles, net
	Years	RMB	RMB	RMB	RMB	US$

Trademark	Indefinite	57,672	—	—	57,672	9,527
Technical know-how	5.7	209,084	(207,820)	—	1,264	208
Customer relationship	5.8	66,671	(66,671)	—	—	—
Order backlog	1.3	23,274	(23,274)	—	—	—
Short-term supplier agreements	0.5	4,303	(4,303)	—	—	—
Long-term supplier agreements	9	137,820	(6,643)	(131,177)	—	—
Total		498,824	(308,711)	(131,177)	58,936	9,735

	December 31, 2014
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Impairment	Intangibles, net
	Years	RMB	RMB	RMB	RMB	US$

Trademark	Indefinite	57,672	—	—	57,672	9,295
Technical know-how	5.7	209,084	(208,146)	—	938	151
Customer relationship	5.8	66,671	(66,671)	—	—	—
Order backlog	1.3	23,274	(23,274)	—	—	—
Short-term supplier agreements	0.5	4,303	(4,303)	—	—	—
Long-term supplier agreements	9	137,820	(6,643)	(131,177)	—	—
Total		498,824	(309,037)	(131,177)	58,610	9,446

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

The aggregated amortization expense for intangible assets for the years ended December 31, 2012, 2013 and 2014 is as follows:

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$

Selling expenses
Customer relationship	11,367	3,590	—	—
General and administrative expenses
Technical know-how	36,207	286	326	53
Total amortization expense	47,574	3,876	326	53

As of December 31, 2014, the estimated amortization expense for the next five years is as follows:

December 31, 2014
RMB
2015	250
2016	250
2017	250
2018	188
2019	—

(26)                   Geographic Revenue Information

The following summarizes the Company’s revenue from the following geographic areas (based on the location of the customer):

	Year ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Europe:
- Germany	4,765,312	2,439,058	671,534	108,232
- Spain	381,910	131,414	186,341	30,033
- France	75,898	156,557	191,071	30,795
- Italy	389,218	95,013	32,607	5,255
- Belgium	56,653	93,149	5,247	846
- Holland	502,843	227,163	116,725	18,813
- Czech	9,529	1,134	—	—
- Greece	477,138	325,619	2,225	359
- England	117,381	403,014	998,203	160,881
- Others	89,960	164,973	252,003	40,616
Subtotal- Europe	6,865,842	4,037,094	2,455,956	395,830
PRC (excluding HK SAR, Macau and Taiwan)	2,653,341	4,546,482	4,550,915	733,474
HK SAR	7,674	756	39,582	6,379
United States of America	1,600,695	2,906,262	2,301,496	370,934
Japan	81,911	972,604	2,487,949	400,985
South Korea	16,775	—	2,201	355
Other countries	165,690	954,895	1,089,278	175,558
Total net revenues	11,391,928	13,418,093	12,927,377	2,083,515

(27)                      Subsequent event

On April 30, 2015, the Company repaid its medium-term note originally due on May 3, 2015 in the amount of RMB1.2 billion.

(28)                      Restricted Net Asset Parent Only Financial Information

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings. if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC companies can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. Relevant rules require annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB 12,266 million, or 942% of the Group’s total consolidated net assets as of December 31, 2014. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

The separate condensed financial statements of Yingli Green Energy Holding Company Limited as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323. Such investment is presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries.” The condensed financial information of Yingli Green Energy Holding Company Limited has been presented for the period from January 1, 2012 to December 31, 2014.

The subsidiaries did not pay dividend to the Company for the period presented.

Except as disclosed in the consolidated financial statements as presented above, the Company did not have any significant contingency, commitment, long term obligation, or guarantee as of December 31, 2014.

Condensed Balance Sheets

(Amounts in thousands)

	December 31, 2013	December 31, 2014
	RMB	RMB	US$
ASSETS

Current assets:
Cash	4,504	1,900	306
Amounts due from related parties	2,126,459	2,609,928	420,644
Prepaid expenses and other current assets	183,723	171,314	27,611
Total current assets	2,314,686	2,783,142	448,561
Investments and loans to subsidiaries	810,971	—	—
Total assets	3,125,657	2,783,142	448,561

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	212,038	212,807	34,298
Amounts due to related parties	2,283,184	2,617,668	421,891
Other current liabilities and accrued expenses	122,415	28,191	4,544
Total current liabilities	2,617,637	2,858,666	460,733
Non-current liabilities:
Deficit subsidiaries	—	141,840	22,860
Total liabilities	2,617,637	3,000,506	483,593

Shareholders’ equity:
Ordinary shares —
Par value: US$0.01
Authorized shares: 1,000,000,000
Issued shares: 162,490,478 and 187,490,478 as of December 31, 2013 and 2014, respectively
Outstanding shares: 156,763,770 and 181,763,770 as of December 31, 2013 and 2014, respectively	12,252	13,791	2,223
Additional paid-in capital	6,684,145	7,234,810	1,166,040

Treasury stock: 5,726,708 and 5,726,708 as of December 31, 2013 and 2014, respectively, at cost	(127,331)	(127,331)	(20,522)
Accumulated other comprehensive income	289,889	312,110	50,303
Accumulated deficit	(6,350,935)	(7,650,744)	(1,233,076)
Total shareholders’ equity/(deficit)	508,020	(217,364)	(35,032)

Commitments and contingencies	—	—	—

Total liabilities and shareholders’ equity	3,125,657	2,783,142	448,561

Condensed Statements of Comprehensive Loss

(Amounts in thousands)

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Selling expenses	131,577	191,343	282,636	45,553
General and administrative expenses	40,068	18,187	37,543	6,051
Research and development expenses	9,120	3,041	4,091	659
Total operating expenses	180,765	212,571	324,270	52,263
Equity in losses of subsidiaries	(2,867,279)	(1,724,346)	(980,267)	(157,990)
Interest expense	(14,967)	(4,244)	(4,328)	(698)
Interest income	35	4	1	—
Foreign currency exchange gain (losses)	(1,436)	(3,511)	8,771	1,414
Other income	—	243	284	46
Loss before income taxes	(3,064,412)	(1,944,425)	(1,299,809)	(209,491)
Income tax expense	—	—	—	—
Net loss	(3,064,412)	(1,944,425)	(1,299,809)	(209,491)
Foreign currency exchange translation adjustment, net of nil tax	96,872	53,575	22,494	3,625
Cash flow hedging derivatives, net of nil tax	1,513	(1,070)	(273)	(44)
Comprehensive loss	(2,966,027)	(1,891,920)	(1,277,588)	(205,910)

Condensed Statements of Cash Flows

(Amounts in thousands)

	Year Ended December 31,
	2012	2013	2014
	RMB	RMB	RMB	US$
Operating activities:
Net cash used in operating activities	(125,541)	(148,292)	(128,256)	(20,671)

Investing activities:
Investment in subsidiaries	(294,285)	(114,256)	(599,332)	(96,595)
Repayment of amounts due from subsidiaries, net	710,998	368,232	207,712	33,477
Net cash provided by (used in) investing activities	416,713	253,976	(391,620)	(63,118)
Cash flows from financing activities
Proceeds from short-term borrowings	109,191	—	—	—
Repayment of short-term borrowings	(558,165)	(109,891)	—	—
Proceeds from issurance of ordinary shares	—	—	517,272	83,369
Proceeds from exercise of options	—	4,005	—	—
Payment for the repurchase of the convertible senior notes	(7,552)	—	—	—
Payment for share repurchase	(3,493)	—	—	—
Net cash provided by (used in) financing activities	(460,019)	(105,886)	517,272	83,369
Net decrease in cash	(168,847)	(202)	(2,604)	(420)
Cash at beginning of year	173,553	4,706	4,504	726
Cash at end of year	4,706	4,504	1,900	306

Non-cash investing and financing transactions:
Conversion of senior secured convertible notes to ordinary shares	130,127	—	—	—