Form 20-F
period 2015-12-31
YINGLI GREEN ENERGY HOLDING CO LTD
filed 2016-05-16
CIK 1394029

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-33469

Yingli Green Energy Holding Company Limited
(Exact name of Registrant as specified in its charter)

Cayman Islands
(Jurisdiction of incorporation or organization)

No. 3399 Chaoyang North Street, Baoding 071051, People’s Republic of China
(Address of principal executive offices)

Yiyu Wang, Chief Financial Officer Telephone: (86 312) 8929-787 Facsimile: (86 312) 8929-800 No. 3399 Chaoyang North Street Baoding 071051, People’s Republic of China
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value US$0.01 per share	New York Stock Exchange
American Depositary Shares, each representing ten Ordinary Shares

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

☐ Yes   ☐ No

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

ANNUAL REPORT ON FORM 20-F

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT ON FORM 20-F

Unless otherwise indicated, references in this annual report to:

•	“€” and “Euro” are to the legal currency of the member states of the European Union that adopted such currency as their single currency in accordance with the Treaty Establishing the European Community (signed in Rome on March 25, 1957), as amended by the Treaty on European Union (signed in Maastricht on February 7, 1992);

•	“US$” and “U.S. dollars” are to the legal currency of the United States;

•	“ADRs” are to the American depositary receipts, which, if issued, evidence the ADSs;

•	“ADSs” are to the American depositary shares, each representing ten ordinary shares, par value US$0.01 per share, of Yingli Green Energy;

•	“China” and the “PRC” are to the People’s Republic of China, excluding, for the purpose of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

•	“convertible senior notes” are to our zero coupon convertible senior notes due 2012;

•	“RMB” and “Renminbi” are to the legal currency of the PRC;

•	“shares” and “ordinary shares” are to our ordinary shares, par value US$0.01 per share;

•	“we,” “us” “our” and “our company” refer to Yingli Green Energy Holding Company Limited, a company incorporated in the Cayman Islands, all direct and indirect consolidated subsidiaries of Yingli Green Energy Holding Company Limited, and our predecessor, Baoding Tianwei Yingli New Energy Resources Co., Ltd., or Tianwei Yingli, and its consolidated subsidiary, unless the context otherwise requires or as otherwise indicates; and

•	“Yingli Green Energy” refers to Yingli Green Energy Holding Company Limited, a company incorporated in the Cayman Islands.

On December 28, 2015, we effected a change of the ratio of our ADSs to ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing ten (10) ordinary shares. Unless otherwise indicated, ADSs and per ADS amount in this annual report have been retroactively adjusted to reflect the change in ratio for all periods presented.

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

The following selected consolidated statement of comprehensive loss data and other consolidated financial data for the years ended December 31, 2013, 2014 and 2015 and the following selected consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of comprehensive loss data for the years ended December 31, 2011 and 2012 and the following selected balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements not included in this annual report.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. All ADS data have been retroactively adjusted to reflect the current ADS-to-ordinary share ratio for all periods presented.

	Yingli Green Energy
	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	(In thousands, except share, ADS, per share and per ADS data)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Comprehensive Loss Data
Net revenues	14,667,965	11,391,928	13,418,093	12,927,377	9,965,786	1,538,453
Gross profit (loss)	2,449,679	(368,801)	1,458,854	2,238,245	1,187,330	183,292
Impairment of goodwill	(273,382)	—	—	—	—	—
Impairment of long-lived assets	(2,275,024)	(200,497)	—	—	(3,804,116)	(587,254)
Provision for reserve for inventory purchase commitments	(851,694)	—	(393,048)	—	(77,705)	(11,996)
Provision for prepayment in relation to inventory purchase commitments	—	—	(87,134)	—	(522,050)	(80,591)
Gains from disposal of long lived assets and land use rights	—	—	—	—	1,167,317	180,203
Loss from operations	(2,695,068)	(2,523,316)	(1,118,382)	(215,194)	(4,228,025)	(652,695)
Interest expense	(626,737)	(897,124)	(971,597)	(1,015,871)	(977,176)	(150,850)
Foreign currency exchange losses	(190,475)	(78,599)	(32,230)	(243,386)	(132,709)	(20,487)
Income tax benefit (expense)	133,413	205,742	(31,025)	(89,723)	(731,191)	(112,876)
Loss attributable to the non-controlling interests	56,866	127,475	110,473	101,526	298,310	46,051
Net loss attributable to Yingli Green Energy	(3,208,911)	(3,064,412)	(1,944,425)	(1,299,809)	(5,600,526)	(864,572)
Basic and diluted loss per ADS (1)	(204.6)	(195.9)	(124.1)	(74.9)	(308.1)	(47.6)
Basic and diluted loss per ordinary share	(20.46)	(19.59)	(12.41)	(7.49)	(30.81)	(4.76)
Weighted average ordinary shares outstanding
Basic	156,805,040	156,425,307	156,619,791	173,613,085	181,763,770	181,763,770
Diluted	156,805,040	156,425,307	156,619,791	173,613,085	181,763,770	181,763,770

	Yingli Green Energy
	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	(In percentages)
Other Consolidated Financial Data
Gross profit (loss) margin(2)	16.7%	(3.2)%	10.9%	17.3%	11.9%
Operating loss margin(2)	(18.4)%	(22.2)%	(8.3)%	(1.7)%	(42.4)%
Net loss margin(2)	(21.9)%	(26.9)%	(14.5)%	(10.1)%	(56.2)%

	As of December 31,
	2011	2012	2013	2014	2015
	(In thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data
Cash and cash equivalents	4,181,038	2,084,865	1,105,478	1,069,054	1,240,749	191,539
Accounts receivable, net	2,130,377	3,634,151	4,223,730	4,069,027	2,475,386	382,134
Inventories	2,670,919	2,523,550	2,164,902	2,099,082	1,484,314	229,139
Prepayments to suppliers	386,939	239,912	640,597	926,165	426,718	65,874
Total current assets	12,738,295	11,112,874	11,356,528	11,324,297	8,403,382	1,297,259
Long-term prepayments to suppliers	1,322,714	1,280,131	884,562	721,651	555,520	85,758
Land, Property, plants and equipment, net	12,389,184	13,218,200	13,128,479	12,110,794	6,846,482	1,056,915
Total assets	27,483,413	27,153,586	27,449,544	27,108,450	17,640,282	2,723,190
Short-term borrowings, including current portion of medium-term notes and long-term debt (3)	8,225,076	7,526,015	6,715,877	10,112,055	9,124,183	1,408,531
Convertible senior notes	9,218	—	—	—	—	—
Total current liabilities	12,949,612	12,940,969	14,302,552	18,076,726	15,660,717	2,417,598
Long-term debt, excluding current portion	3,451,899	4,076,456	4,108,283	2,858,153	2,405,898	371,407
Reserve for inventory purchase commitments	771,102	851,694	1,100,661	1,231,701	1,322,448	204,151
Total liabilities	20,429,752	22,936,815	25,322,479	25,806,769	22,352,433	3,450,621
Shareholders’ equity: ordinary shares	12,011	12,241	12,252	13,791	13,791	2,129
Non-controlling interests	1,892,464	1,846,905	1,619,045	1,519,045	1,227,533	189,498
Total shareholders’ equity/(deficit)	7,053,661	4,216,771	2,127,065	1,301,681	(4,712,151)	(727,431)

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
Consolidated Operating Data
PV modules shipment (in megawatts)(4)	1,603.8	2,297.1	3,234.3	3,361.3	2,447.0

(1)      One (1) ADS represents ten (10) ordinary shares.

The (increase)/decrease in net loss attributable to Yingli Green Energy and (increase)/decrease in basic and diluted loss per share without the tax holidays for the years ended December 31, 2011, 2012, 2013; and the (increase)/decrease in net loss attributable to Yingli Green Energy and (increase)/decrease in basic and diluted loss per share without the tax holidays and preference rates for the years ended December 31, 2014 and 2015 are as follows:

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	RMB	RMB	RMB	RMB	RMB	US$

Net loss attributable to Yingli Green Energy	(52,951)	—	(15,030)	(12,483)	-	-
Basic loss per share	(0.34)	—	(0.10)	(0.07)	-	-
Diluted loss per share	(0.34)	—	(0.10)	(0.07)	-	-

(2)  Gross profit (loss) margin, operating loss margin and net loss margin represent gross profit (loss), loss from operations and net loss attributable to Yingli Green Energy, respectively, divided by net revenues.

(3)  Includes loans guaranteed or entrusted by related parties, which amounted to RMB3,197.8 million, RMB3,448.5 million, RMB3,602.9 million, RMB4,671.5 million and RMB3,871.2 million (US$597.6 million), as of December 31, 2011, 2012, 2013, 2014 and 2015, respectively.

(4)  PV modules shipment for a given period represents the total PV modules, as measured in megawatts, delivered during such period, including shipments for PV systems used for our own downstream power plants in China.

Exchange Rate Information

Translations of Renminbi into U.S. dollars in this annual report are based on the noon buying rate in The City of New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.4778 to US$1.00, the noon buying rate in effect as of December 31, 2015. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On May 6, 2016, the noon buying rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board was RMB6.4970 to US$1.00.

The following table sets forth information concerning exchange rates between RMB and U.S. dollar for the periods indicated.

	Noon Buying Rate(1)
Period	Period End	Average(2)	High	Low
	(RMB per US$1.00)

2011	6.2939	6.4630	6.2939	6.6364
2012	6.2301	6.3093	6.2221	6.3879
2013	6.0537	6.1478	6.0537	6.2438
2014	6.2046	6.1620	6.0402	6.2591
2015	6.4778	6.2827	6.1870	6.4896
October	6.3180	6.3505	6.3180	6.3591
November	6.3883	6.3640	6.3180	6.3945
December	6.4778	6.4491	6.3883	6.4896
2016
January	6.5752	6.5726	6.5219	6.5932
February	6.5525	6.5501	6.5154	6.5795
March	6.4480	6.5027	6.4480	6.5500
April	6.4738	6.4754	6.4571	6.5004
May (through May 6, 2016)	6.4970	6.4917	6.4738	6.5032

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

Demand for our products substantially depends on general economic conditions in our target markets. The economies of many countries around the world, including those in our target markets, experienced a period of slow economic growth and adverse credit market conditions as a result of the global financial crisis in 2008 and 2009 and the subsequent sovereign debt crisis in Europe. As PV projects generally require significant upfront capital expenditures, our customers historically have relied on financing for the purchase of our products. As a result of weakened macroeconomic conditions and in particular adverse credit market conditions, our customers experienced difficulty in obtaining financing on attractive terms or at all. As a result, growth rate of demand for PV modules has declined significantly since the fourth quarter of 2008. Although credit market conditions have improved since the second quarter of 2009, which contributed to an increase in demand for our products, demand for our products slowed again in the first and fourth quarters of 2011, the third quarter of 2012, the first quarter of 2013, the first quarter of 2014 and the first quarter of 2015. This slowed demand was primarily caused by seasonal factors, including challenging weather conditions and holidays, as well as the adjustments to subsidies and economic incentives for PV installations as part of government austerity measures in many countries. In addition, overall supply of PV modules has increased due to production capacity expansion by PV module manufacturers worldwide in recent years which, together with slower growth in demand for PV modules and increasingly severe market competition, resulted in lower prices for PV modules beginning in the fourth quarter of 2008. The decrease in the average selling price of our PV modules caused our gross profit margin to decrease significantly from 16.7% for 2011 to negative 3.2% for 2012. While we achieved gross profit of 10.9% for 2013, 17.3% for 2014, and 11.9% for 2015, we continued to incur operating and net losses in 2013, 2014 and 2015. There can be no assurance that the demand for our products will increase or remain at the current level or such demand will not decline again in the near future, or our cost saving efforts will improve our profitability or prevent our profit margin from declining further. While the average selling price of our PV modules has stabilized somewhat since the second quarter of 2013, it decreased again in 2015 and there can be no assurance that we will not experience further decreases in the average selling price of our PV modules in the future or further declines in demand for our products, which may materially and adversely affect our financial condition and results of operations.

There is substantial doubt as to our ability to continue as a going concern.

In the past we have relied primarily on borrowings from commercial banks to fund a significant portion of our capital expenditures and working capital needs, and we expect to continue doing so in the future. Substantial doubt exists as to our ability to continue as a going concern. We have incurred significant net losses in recent years. For the years ended December 31, 2013, 2014 and 2015, our net loss was RMB2.1 billion, RMB1.4 billion, and RMB5.9 billion (US$910.6 million), respectively. As of December 31, 2015, we had a total deficit attributable to Yingli Green Energy of RMB5.9 billion (US$916.9 million) and a deficit in working capital of RMB7.3 billion (US$1.1 billion). As of December 31, 2015, we had cash, cash equivalents and restricted cash of RMB1.6 billion (US$245.1 million) and short-term borrowings, including the current portion of medium-term notes described below and long-term debt, of RMB9.1 billion (US$1.4 billion). The medium-term notes were issued by our major manufacturing subsidiaries, Baoding Tianwei Yingli New Energy Resources Co., Ltd., or Tianwei Yingli, and Yingli Energy (China) Company Ltd., or Yingli China. As of December 31, 2015 and the date of this annual report, we have medium-term notes of RMB2,057 million outstanding, including (i) RMB357 million of the RMB-denominated unsecured five-year medium-term notes issued by Tianwei Yingli in 2010 (the “2010 MTNs”), which became due on October 13, 2015, (ii) RMB1.4 billion of the RMB-denominated unsecured five-year medium-term notes issued by Tianwei Yingli in 2011 (the “2011 MTNs”), which became due on May 12, 2016, and (iii) RMB300 million of RMB-denominated five-year medium-term notes issued by Yingli China in 2012 (the “2012 MTNs”), which will become due on May 3, 2017. We have had meetings with holders of the medium-term notes several times and have been negotiating with them about the repayment schedule of the medium-term notes. We proposed to holders of the 2010 MTNs and 2011 MTNs not to require Tianwei Yingli to repay the 2010 MTNs and 2011 MTNs before we obtain sufficient financial resources for such repayment while maintaining our operations. We have been negotiating with holders of the 2010 MTNs and 2011 MTNs and different funding sources about alternative financing plans that may enable Tianwei Yingli to repay these notes, such as 1) introduction of strategic investors to invest into Yingli Green Energy and our subsidiaries, 2) introduction of new creditors to grant new borrowings to Yingli Green Energy or our subsidiaries, and 3) sales of certain long-lived assets including land use rights to obtain additional funds. The plan for the sales of long-lived assets, if executed, will take more than one year to complete. As of the date of this annual report, these negotiations are still in progress and holders of the 2010 MTNs and 2011 MTNs have not demanded repayment of the 2010 MTNs or the 2011 MTNs. See Item 5.B. “Liquidity and Capital Resources—Liquidity and Going Concern”. We cannot assure you, however, that these negotiations will result in any agreement with holders of the 2010 MTNs or 2011 MTNs, and we cannot assure you that holders of the 2010 MTNs and 2011 MTNs will not demand Tianwei Yingli to repay these notes, which are already due, or take other actions against Tianwei Yingli in the future. As Tianwei Yingli is one of our major operating subsidiaries, its substantial indebtedness that are already due and its noteholders’ rights to enforce such debts, as well as our other substantial indebtedness and our net losses, may materially and adversely affect our business, financial condition and results of operations, as well as our ability to meet our payment obligations.

Our ability to continue as a going concern is dependent upon our continued operations, which in turn is dependent upon our ability to meet our financial requirements, raise additional capital, and the success of our future operations, which in turn, are subject to various risks discussed herein including, among others, risks relating to economic conditions in our target markets as well as the supply and prices of PV modules in the market, our ability to reach agreements with our creditors to extend the repayment dates of our debts or renew such debts as necessary until we have the financial resources for their repayment, our ability to obtain additional capital or other funding to repay our debts, our ability to restructure some of our existing debts if needed, the ability of guarantors of our debt to maintain their financial condition, and our ability to comply with all covenants of our loan agreements or to obtain waivers if needed. The audited consolidated financial statements included in this annual report on Form 20-F were prepared on the basis of our continuing as a going concern. Facts and circumstances including recurring losses, negative working capital, net cash outflows, and uncertainties as to the repayment of debts raise substantial doubt about our ability to continue as a going concern. Likewise, the report of our independent registered public accounting firm includes a qualification that there is substantial doubt about our ability to continue as a going concern. The audited financial statements do not include any adjustments that might result from the outcome of these uncertainties. If we become unable to continue as a going concern, we may have to liquidate our assets, and the value we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our audited consolidated financial statements. Our lack of cash resources and our potential inability to continue as a going concern may materially and adversely affect the price of our ADSs and our ability to raise new capital or to continue our operations.

We require a significant amount of cash to fund our operations as well as meet our debt repayment obligations. If we cannot obtain additional financing and liquidity, our business, financial condition and results of operation will be materially and adversely affected. Certain financing activities may also dilute your equity interests in us and cause other material adverse effects on our financial condition and results of operations.

We require a significant amount of cash to fund our operations. In 2015, due to our tight operating cash flow, we had to reduce the utilization rate of our production facilities, which caused substantial decrease in our PV module shipments (excluding PV module shipments to the Company's own downstream PV projects in China) from 3,101 MW in 2014 to 2,382 MW in 2015 and contributed to the substantial decrease in our net revenues from RMB12.9 billion in 2014 to RMB10.0 billion in 2015. This in turn had a material adverse effect on our gross profit, which decreased from RMB2.2 billion in 2014 to RMB1.2 billion in 2015. We also recorded an impairment loss of approximately RMB3.8 billion in 2015 for property, plant and equipment with respect to the production facilities based on the difference between carrying value and fair value of such long-lived assets, which had a material adverse effect on our results of operations. Our ability to increase or maintain the utilization rate of our production capacity, net revenues and gross profits and prevent any further impairment loss for our production facilities will depend to a significant degree on our ability to obtain sufficient amount of additional cash and liquidity to fund our operations. We also require a significant amount of cash to meet our debt repayment obligations. See “Item 3.D. Risk Factors - Risks Related to Us and the PV Industry -There is substantial doubt as to our ability to continue as a going concern”.

Our ability to obtain additional financing and liquidity in the future is subject to various uncertainties, including (i) our ability to improve our financial condition, results of operations and cash flows, (ii) our ability to reach agreements with our existing creditors that would allow us more time to repay our existing debts, (iii) our ability to identify additional suitable long-lived assets for disposition and dispose of such assets at optimal prices, (iv) our ability to secure strategic investors in Yingli Green Energy or our subsidiaries, (v) general market conditions for financing activities by manufacturers of PV and related products, and (vi) economic, political and other conditions in China and elsewhere. As a result of weakened macroeconomic conditions including adverse credit market conditions and our weakened financial position in recent years, we have experienced and may continue to experience increased difficulty in obtaining financing on acceptable terms or at all. We cannot assure you that financing will be available in amounts or on terms that are acceptable to us, or at all. If we are unable to obtain sufficient financing in a timely manner or on commercially acceptable terms or at all, our business, financial condition and results of operations will be materially and adversely affected.

Furthermore, the issuance or sale of additional equity or equity-linked securities by Yingli Green Energy may result in substantial dilution to our shareholders, and the issuance or sale of additional equity or equity-linked securities by our subsidiaries may result in us losing control over such subsidiaries and ceasing to consolidate such subsidiaries in our financial statements, which will have a material adverse effect on our financial condition and results of operation. The incurrence of indebtedness by Yingli Green Energy or our subsidiaries has resulted and may continue to result in increased fixed obligations, and has led and could continue to lead to the imposition of financial or other restrictive covenants that would restrict our operations.

Our substantial indebtedness has had and may continue to have material adverse effect on our business, financial condition and results of operations, as well as our ability to meet our payment obligations under our debt instruments.

We have relied primarily on borrowings from commercial banks in China to fund a significant portion of our capital expenditures and working capital needs, and we expect to continue doing so in the future. We have a significant amount of debts and debt service requirements. As of December 31, 2015, we had RMB9,124.2 million (US$1,408.5 million) in outstanding short-term borrowings (including the current portion of long-term debt, RMB357 million of the 2010 MTNs that became due on October 13, 2015 and RMB1.4 billion of the 2011 MTNs that became due on May 12, 2016), RMB300.0 million (US$46.3 million) of the 2012 MTNs that will become due on May 3, 2017, and RMB2,405.9 million (US$371.4 million) in outstanding long-term debt (excluding the current portion). This level of debt has had and may continue to have material adverse effect on our business, financial condition and results of operations, including:

•	making it more difficult for us to meet our payment and other obligations in respect of our outstanding and future debts;

•	resulting in an event of default if we fail to make principle or interest payment when due or comply with any of the financial and other restrictive covenants specified by our debt agreements, which could result in cross-defaults in other debt obligations which would lead to such other debt becoming immediately due and payable;

•	reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes as a result of interest payments, and limiting our ability to obtain additional financing for these purposes;

•	limiting our ability to obtain additional financing;

•	subjecting us to the risk of increased sensitivity to interest rate increases on our indebtedness with variable interest rates;

•	limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industry in which we operate and the general economy; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt or are otherwise less leveraged.

Any of these factors could have a material adverse effect on our business, financial condition and results of operations as well as our ability to meet our payment obligations under our debt instruments.

We have significant amount of short-term loans from commercial banks in China outstanding, and we may not be able to renew our short-term loans when they mature.

As of December 31, 2015, we had outstanding short-term loans from commercial banks in China of RMB9,124.2 million (US$1,408.5 million). Generally, these loans contain no specific renewal terms, although traditionally we have negotiated renewing certain of these loans shortly before they were to mature. However, we cannot assure you that we will be able to renew similar loans in the future as they mature. If we are unable to renew any future loans or obtain sufficient funding from alternative sources and on reasonable terms, we will have to repay these borrowings with cash generated by our future operations, if any, or other sources, which could cause our liquidity and financial condition to deteriorate.

Tianwei Yingli is currently in payment default of the 2010 MTNs and 2011 MTNs, and we have breached in the past, and may breach in the future, certain financial and restrictive covenants of our loan agreements, which may result in lenders accelerating repayment of the affected loans and trigger cross-default provisions of other loans and borrowings, and we used to be overdue, and are still overdue, in some of our payment obligations under other financing arrangements, all of which could materially and adversely affect our liquidity and our creditworthiness to borrow or obtain other financings in the future.

Tianwei Yingli failed to repay RMB357 million of the 2010 MTNs when they became due on October 13, 2015 and failed to repay RMB1.4 billion of the 2011 MTNs when they became due on May 12, 2016. As such, Tianwei Yingli is currently in payment default of the 2010 MTNs and 2011 MTNs.

Our loan agreements with commercial banks in China generally contain financial covenants, which require us to maintain certain financial ratios, such as debt-to-asset ratios and coverage ratios. Other restrictive covenants in our loan agreements require us to obtain written consents from the commercial banks before we conclude certain transactions, such as providing guarantees to third parties or disposing of material assets. These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs in a timely manner and we may have to curtail some of our operations and growth plans to comply with these covenants. In addition, we have incurred and may continue to incur significant losses and liabilities, which have had and may continue to adversely impact our ability to comply with the covenants of our outstanding loans. Such breach may constitute an event of default, and if the relevant lenders do not grant us a waiver for any breach of a covenant, the breach may trigger an acceleration of the amounts due under the relevant loan agreements. Some of our loan agreements also contain cross-default provisions enabling lenders under such loan agreements to declare an event of default and/or accelerate repayment when there is an event of default under the terms of another debt instrument. If a covenant under another loan is breached, these cross-default provisions may be triggered if a waiver of the breach cannot be obtained in a timely manner.

We had been in breach of certain financial covenants, such as debt-to-asset ratios, under certain of our loan agreements with commercial banks in China, which would have triggered cross-default provisions of most of other relevant loan agreements. As of May 16, 2016, we have obtained written waivers from all of the relevant banks with respect to the loan agreements affected, waiving such past breaches and/or cross-defaults. While we have been in compliance with the financial covenants under all of our other loan agreements, our continued compliance depends upon our future business, financial condition and results of operations. We may not be able to continue to comply with such financial covenants in the future. In the event of a future breach, we may not be able to cure the breach or to obtain a waiver on a timely basis or at all, which could result in an event of default. An event of default under any agreement governing our existing or future debt, if not cured by us or otherwise waived by our creditors, could result in an acceleration of the repayment of all or a portion of the outstanding loan amount.

In addition, we have obtained financing through other arrangements, such as sale and lease back of certain machinery and equipment and sale and repurchase of certain equity interest in our subsidiary. We have failed to fulfill our payment obligations under some of these arrangements in the past. As of December 31, 2015, we had RMB 175 million of payment obligation overdue under our agreement with a leasing company for sale and lease back of certain machinery and equipment and RMB 100 million of payment obligation overdue under our agreement with a third party for sale and repurchase of 5.50% equity interest of Hainan Yingli. As of December 31, 2015, we recorded the RMB 175 million and RMB 100 million of payment obligation overdue as borrowings and payables, respectively. While we are still in negotiation with these third parties about the extension of our payment schedules under the relevant agreements, we cannot assure you that the negotiation will lead to results satisfactory to us or these third parties will not take any action against us to enforce our payment obligations. We may not be able to enter into similar arrangements to obtain additional financing in the future either.

If we were required to repay all or a significant portion of the outstanding 2010 MTNs or 2011 MTNs or our loans from commercial banks, we would not have sufficient financial resources to do so, which would materially and adversely affect our liquidity position. Moreover, our failure to repay the 2010 MTNs and 2011 MTNs and any failure to comply with restrictive covenants in existing loan agreements or fulfill our obligations under other financing arrangements will materially and adversely affect our ability to obtain bank loans and other financing in the future and could have a material and adverse effect on our financial condition and business prospects.

The high cost or inaccessibility of financing for solar energy projects has adversely affected and may continue to adversely affect demand for our products and materially reduce our revenue and profits.

If financing for solar energy projects continues to become more costly or inaccessible, the growth of the market for solar energy applications may be materially and adversely affected which could adversely affect demand for our products and materially reduce our revenue and profits. The demand for our products, as reflected by the average selling price of our PV modules, has decreased significantly since the fourth quarter of 2008, due partly to tightened credit for financing PV system projects as the result of the global financial crisis in 2008 and 2009 and the subsequent sovereign debt crisis in Europe. In addition, rising interest rates could render existing financings more expensive, as well as hinder potential financings that otherwise would spur the growth of the PV industry. Furthermore, some countries, government agencies and the private sector have, from time to time, provided subsidies or financing on preferred terms for rural electrification programs. Some of our products are used in “off-grid” solar energy applications, where solar energy is provided to end users independent of an electricity transmission grid. We believe that the availability of financing could have a significant effect on sales of off-grid solar energy applications, particularly in developing countries where users otherwise may not have sufficient resources or credit to acquire PV systems. If these existing financing programs are reduced or eliminated, or if financing for solar energy projects continues to be in short supply or become more expensive, demand for our products would be materially and adversely affected and our revenue and profits could decline as a result.

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

The scope of government incentives for solar power depends largely on political and policy developments in a given country related to environmental, economic or other concerns, which could lead to a significant reduction in or a discontinuation of the support for renewable energy sources in such country. For example, subsidies have been reduced or eliminated in some countries such as Germany, Italy, Spain, the United Kingdom and China. In June 2012, the German government passed the PV amendment to its renewable energy law (EEG) 2012, which changed the 52 gigawatts capacity threshold, reduced the available PV rate, revised the volume-based degression schedule, and limited the amount of electricity that PV generators can export to the grid. On July 5, 2013, the Italian government discontinued feed-in tariff payments, and feed-in tariffs for new solar PV projects have not been available since July 2013. In August 2013, the National Development and Reform Commission, or the NDRC, of China adjusted feed-in tariffs for utility scale PV projects from the nationwide benchmark price of RMB1.00 per kWh to three regional variations of RMB0.90 per kWh, RMB0.95 per kWh and RMB1.00 per kWh, based on solar resources and construction costs in the relevant regions. The feed-in tariff policy applied to all PV plants approved after September 1, 2013, and those approved before that date but not commissioned until on or after January 1, 2014. In December 2015, the NDRC issued a statement that the feed-in tariff would be further reduced by RMB0.02 to RMB0.10 per kWh for on-grid utility scale PV projects in 2016. In addition, in certain countries, including countries to which we export PV products, government financial support of PV products has been, and may continue to be, challenged as being unconstitutional or otherwise unlawful. A significant reduction in the scope or discontinuation of government incentive programs, especially in our target markets, would have a material and adverse effect on the demand for our PV modules as well as our results of operations.

We face risks associated with the marketing and sale of our PV products internationally, and if we are unable to effectively manage these risks, our ability to expand our business abroad will be limited.

In 2013, 2014 and 2015, 66.1%, 64.8% and 59.1%, respectively, of our total net revenues derived from our sales to customers outside of China, including customers in Japan, the United States, Chile, Algeria, France, Germany, Turkey, the United Kingdom, and South Africa. We intend to grow further our business activities in China’s domestic market and various international markets, in particular those in Japan, the United States and selected countries in South America, Southeast Asia, Africa and the Middle East where we believe the PV market is likely to grow significantly in the near term. The marketing and sale of our PV products to international markets expose us to a number of risks, including, but not limited, to:

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

Our business in foreign markets requires us to respond timely and effectively to rapid changes in market conditions in relevant countries. Our overall success as a global business depends, in part, on our ability to succeed under different legal, regulatory, economic, social and political conditions. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business. To the extent that we conduct business in foreign countries by means of participations or joint ventures, there are additional risks. See “— We may undertake acquisitions, investments, joint ventures or other strategic alliances, which may have a material adverse effect on our ability to manage our business, and such undertakings may be unsuccessful”. A change in one or more of the factors described above may have a material and adverse effect on our business, prospects, financial condition and results of operations.

We are subject to risks relating to adverse trade policies imposed against exports from China in certain important markets for our products.

Although our sales to markets in Europe have significantly declined due to continuous reductions in incentives in the European market and the disturbance of trade measures initiated by the European Commission against Chinese solar companies, we still export a small number of our products to Europe. In 2015, our sales to Europe accounted for 14.5% of our total revenue, compared to 30.1% in 2013 and 19.0% in 2014.

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

We also export a substantial amount of our products to the United States. In 2015, our sales to the United States accounted for 12.5% of our total revenue, compared to 2.0% in 2009, 14.6% in 2011 and 21.7% in 2013. On November 7, 2012, the U.S. International Trade Commission, or the ITC, determined that CSPV modules produced from Chinese cells were materially injuring the U.S. CSPV cells and modules industry. On October 10, 2012, the U.S. Department of Commerce, or the DOC, had issued its final determinations on rates of anti-dumping, or AD, and countervailing duties, or CVD, to be applied to CSPV cells and modules imported from China. As a result of these final determinations, we, as a voluntary respondent, became subject to an average aggregated AD/CVD rate of 29.18%. However, this average aggregated AD/CVD rate is subject to change due to the administrative review process initiated by the DOC in early 2014. We were a mandatory respondent in the first administrative review on the AD investigation and had obtained a much lower preliminary AD rate than in the original investigations. In July 2015, the DOC issued the final results of the first administrative review of the AD and CVD orders regarding the import of solar PV panels assembled in China using components from China. According to these final results, our manufacturing affiliates received the lowest combined tariff rate of their peers, amounting to 21.73%, which is lower than the previous combined AD/CVD rate of 29.18% that had been applicable to us since 2012.

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

As a separate rate company in these investigations, the AD and CVD tariffs applicable to the Company were 52.31% and 38.43%, respectively. On February 10, 2015, the ITC issued its final injury determinations by confirming injury inflicted upon the US CSPV module industry by Chinese CSPV module manufacturers. As a result of the respective determinations of the DOC and the ITC, Chinese modules integrating cells from third countries will be subject to the new AD and CVD tariffs when exported to the US. Although our US sales of modules incorporating third country cells are very limited, the DOC’s and ITC’s determinations could materially and adversely affect our flexibility and our business in the US market.

In December 2014, the DOC published its formal notice for the second administrative review (“Solar1 AD/CVD AR2”) for Anti-dumping Duty (AD) and Countervailing Duty (CVD). We were selected mandatory respondent in the AD review. The deadline to issue the final results in the AD review is currently set for June 1, 2016. For the CVD review through the year 2013, on January 8, 2016, the DOC published the preliminary result, and the final result for the Solar1 CVD AR2 is expected to be published no later than July 12, 2016. On February 3, 2016, the DOC initiated the third administrative review of antidumping duty (“Solar 1 AD AR3”) on CSPC whether or not assembled into modules (certain solar cells and panels) from the PRC covering the period of December 1, 2014 to November 30, 2015. Subject merchandise includes crystalline silicon PV, modules or panels, whether or not partially or fully assembled into other products, including, but not limited to modules, laminates, and building integrated materials. On February 4, 2016, the U.S. Customs and Border Protection, or US CBP, released data concerning the imports of solar cells and modules from the PRC. On the same day, we, as a listed party, were required by the DOC to file a Quantity & Value, or Q&V, questionnaire which affords interested parties an opportunity to request an administrative review or to avoid being selected as a mandatory respondent by providing responses to the questionnaire by February 24, 2016. We have filed the Q&V and provided all required documents by the DOC. On March 31, 2016, the DOC informed us that we are not selected as mandatory respondent in this third AD review. The deadline to withdraw Yingli’s review request for Solar 1 AD AR3 is May 9, 2016, and we have filed a letter with the DOC withdrawing Yingli’s request for a review in Solar 1 AD AR3 on May 4, 2016, In this situation, we will be assigned the average of the margins calculated for Trina and Canadian Solar in the final results of Solar 1 AD AR3 if only Yingli withdraws.  If both Yingli and Solar World withdraw the review requests, we would no longer be under review and the entries of subject merchandise into the United States during the AR3 review period (December 1, 2014 – November 30, 2015) would be liquidated at the AD rates applicable at the time of entry (i.e., 13.94% for entries between December 1, 2014 and July 13, 2015, and 0.79% for entries between July 14, 2015 and November 30, 2015). On February 4, 2016, the US CBP released data concerning the imports of solar cells and modules from the PRC related to an anti-subsidy investigation of Chinese companies (“Solar 1 CVD AR3”). We were selected as a mandatory party by the DOC on March 10, 2016. The deadline for us to withdraw Solar 1 CVD AR3 is May 9, 2016. However, we have already withdrawn the review on March 17, 2016, and in this situation, the rate 20.94% in Solar 1CVD AR1 shall still apply to us. We will continue to defend ourselves vigorously in these administrative reviews.

On November 23, 2012, the Department of Commerce of the Government of India initiated its anti-dumping investigations concerning into imports of photovoltaic products originating in or exported from Malaysia, China, Taiwan and the United States. Both crystalline silicon and thin-film products are were under investigation. Relevant investigatory authorities in India issued recommended tariffs ranging from US$0.11/watt to US$0.81/watt. However, since these recommendations were not supported by India’s ministry of finance, the punitive tariffs were not levied against Chinese modules exported into the Indian market.

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

In response to the industry-wide shortage of polysilicon in recent years until the third quarter of 2008, we had entered into short-, medium- and long-term supply contracts with fixed or adjustable prices guided by set formulas to secure our supply of polysilicon. Since the fourth quarter of 2008, the price of polysilicon has decreased significantly as a result of increased industry-wide polysilicon manufacturing capacity and downward price pressure exerted by decreasing average selling prices of PV modules. To address this significant decrease in polysilicon prices, we have renegotiated, and are still negotiating, with our polysilicon suppliers to reduce purchase prices for a substantial amount of polysilicon supplied under certain of our polysilicon supply contracts. In 2013, we achieved significant progress in these negotiations, and purchase prices under certain of our long-term polysilicon supply contracts were close to the market price of polysilicon. In 2011, we recognized a total non-cash provision of RMB851.7 million on our inventory purchase commitments under long-term polysilicon supply contracts as a result of lower polysilicon prices. We periodically reassess the purchase commitments under those supply contracts to make sure if additional provision should be recognized, the assessment is made applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory, using our best estimates of future purchase prices over the remaining terms of the contracts and applying such estimated purchase prices in the lower of cost or market evaluation. In estimating the renegotiated purchase prices, we considered the pertinent terms of each of the long-term supply contracts, the history and progress of renegotiation with the relevant vendors and the actual price concessions granted, the polysilicon market development based on available industry research data and the likelihood of achieving different levels of renegotiated prices for future periods. We did not recognize such a provision in 2012 and 2014. In 2013, we recognized additional provisions of RMB393.0 million. In 2015, we did not recognize additional contingency losses for inventory firm purchase commitment. However, due to significant fluctuation in the foreign exchange rates between Renminbi and U.S. dollars and given that the inventory purchase commitment is dominated in U.S. dollars, which is different from the functional currency of our related subsidiaries, we recognized a foreign exchange re-measurement loss of RMB 77.7 million. We determined that such provision was not needed in 2014 since the foreign exchange rate was stable and the provision caused by the foreign exchange rate fluctuation was immaterial. Our management has been negotiating with our other suppliers on adjusting the prices under these long-term contracts. In 2013 and 2015, we failed to purchase contractual volume as stated in the long-term contract with another supplier. Unlike the take or pay obligation for the previous vendor mentioned above, under the agreement with the latter vendor mentioned above, if we fail to take the full amount of the agreed annual quantity in any calendar year, we are not required to pay for the remaining annual commitment, but rather only forfeit the unutilized portion of the prepayment we made related to that year. Further, we don’t have the right to utilize this prepayment for deliveries in the following years. This supplier claimed that certain advance payments had been forfeited according to the contractual terms. In 2013 and 2015, we recognized provisions of RMB87.1 million and RMB 71.3 million against the forfeited advance payments. We also recognized a provision of RMB 450.8 million in 2015 on the prepayment in relation to our inventory purchase commitments under the long-term contract with this supplier for the remaining contract period as we estimated that we will also fail to purchase contractual volume as stated in the long-term contract in the remaining contract period in the future. Should the results of these ongoing negotiations differ from the assessment based on which we recognized such provisions in 2011, 2013 and 2015, these provisions would need to be adjusted accordingly to reflect such a new assessment. If the prices under our current contracts remain higher than prices for polysilicon available in the market, we may incur higher polysilicon costs relative to other competitors who purchase their polysilicon from the spot market.

We have not fully performed our long-term polysilicon supply contracts on their original terms due to continuously declining market prices of polysilicon. We have successfully renegotiated pricing terms with some of our long-term polysilicon suppliers. Although we received various requests from some of our other suppliers to perform such contracts in accordance with their original terms, and notices of breach of contract, as of the date of this annual report, two of these long-term polysilicon suppliers have agreed to supply us with polysilicon at prices comparable to spot market prices under tentative arrangements and on a monthly or quarterly basis. Although we continue to negotiate with these suppliers on amending the original pricing and supply terms under these contracts, our negotiation efforts may not be successful and these suppliers may require us to perform our obligations pursuant to the contracts’ original terms and conditions. For example, two of these suppliers have sent us invoices or demand letters for failing to perform certain obligations under these long-term supply contracts. Currently, we are still in discussion with the supplier to find an amicable solution to resolve the issues under the long-term supply contracts. In addition, certain suppliers may bring lawsuits against us for damages they may have suffered from our failure to perform these contracts. If we are required to perform these long-term supply contracts according to their original pricing terms, or are ordered to pay substantial amounts of damages to these suppliers, our business, financial condition and results of operations may be materially and adversely affected.

Our dependence on a limited number of suppliers for a substantial majority of our polysilicon could prevent us from delivering our products in a timely manner to our customers in the required quantities, which could result in cancellations of orders, decreased revenue and loss of market share.

In 2013, 2014 and 2015, our five largest suppliers in the aggregate supplied approximately 83.4%, 80.3% and 90.9%, respectively, of our total polysilicon purchases. In 2015, we purchased the majority of our polysilicon from two vendors with which we have entered into long-term polysilicon supply contracts at prices adjusted on a monthly or quarterly basis. If we fail to develop or maintain our relationships with these or our other suppliers, we may not be able to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience cancellations of our orders, decreased revenue and loss of our market share. In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Some of our suppliers have a limited operating history and limited financial resources, and some contracts which we have entered into with these suppliers do not clearly provide for remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver to us, in a timely manner or at all, any materials that it is contractually obligated to deliver. We expect to continue to rely on third-party polysilicon suppliers for our polysilicon needs. Accordingly, any disruption in their supplies of polysilicon to us may adversely affect our business, financial condition and results of operations.

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

Until the third quarter of 2008, there had been an industry-wide shortage of polysilicon, primarily due to growing demand for PV products and limited supply of polysilicon, which resulted in increasing prices of polysilicon under both long-term supply contracts and on the spot market. From the fourth quarter of 2008 until the second quarter of 2009, as a result of increased industry-wide polysilicon manufacturing capacity and a decrease in demand for polysilicon due to the global financial crisis in 2008 and 2009, polysilicon prices decreased significantly. Although polysilicon prices rebounded between the third quarter of 2010 and the first quarter of 2011 due in part to stronger demand for PV products in certain markets, polysilicon prices again decreased significantly since the second quarter of 2011 as a result of increased polysilicon manufacturing capacity and downward price pressure exerted by lower average selling prices for PV modules. In 2012, polysilicon prices continued to decline and reached approximately US$14 per kilogram in November 2012. Since June 2013, polysilicon prices began to increase and reached approximately US$22 per kilogram until the first half of 2014. From the second half of 2014, polysilicon price began to decrease slightly and the spot market price fluctuated under US$20 per kilogram as of May 16, 2016.

In 2012, the Ministry of Commerce of the People’s Republic of China, or MOFCOM, initiated anti-dumping and anti-subsidy investigations into imports of solar-grade polysilicon originating from the United States, South Korea and the European Union. On January 20, 2014, MOFCOM issued its final determination to impose anti-dumping and anti-subsidy duties for five years on imports of solar-grade polysilicon originating from the United States and South Korea at aggregated rates ranging from 2.4% to 59.1%. On January 24, 2014, MOFCOM issued a preliminary ruling that imports of solar-grade polysilicon originating from the European Union had been subsidized at a rate of 10.7% and were sold at dumping price margins from 21.8% to 68.9%. On March 20, 2014, MOFCOM announced that it had accepted an undertaking proposal submitted by Wacker Chemie AG, an EU-based supplier of solar-grade polysilicon. According to Wacker, this undertaking agreement will be effective from May 1, 2014 until the end of April 2016. The undertaking agreement specifies that MOFCOM will refrain from applying anti-dumping and anti-subsidy duties on Wacker’s products in exchange for Wacker’s undertaking that it will not sell polysilicon produced at its European plants below a specific minimum price in China. Polysilicon is one of the major raw materials we need for the production of wafers, which also affects the production of PV cells and modules. A large portion of the polysilicon we use is sourced from countries that are subject to the investigations mentioned above. Therefore, any such anti-dumping or anti-subsidy duties (whether provisional or final) imposed by MOFCOM may increase our cost to produce solar modules. Due in part to China’s anti-dumping and anti-subsidy investigations into polysilicon manufacturers from the United States, the European Union and South Korea, together with an overall increase in demand, polysilicon prices have increased since June 2013 and reached approximately US$22 per kilogram until the first half of 2014. From the second half of 2014, polysilicon price began to decrease slightly and the spot market price fluctuated under US$20 per kilogram as of May 16, 2016. There can be no assurance that polysilicon prices in the future will not increase significantly. To the extent that we are not able to pass on any increased costs to our customers, we may be placed at a competitive disadvantage relative to our competitors, and our business, cash flows, financial condition and results of operations may be materially and adversely affected.

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

We currently expect that our results of operations will, for the foreseeable future, continue to depend on sales of our PV modules to a relatively small number of customers until we become successful in significantly expanding our customer base or diversifying our product offerings. In 2013, 2014 and 2015, sales to our five largest customers accounted for approximately 15.2%, 13.9%, and 19.4% of our net revenues respectively. We cannot assure you that we will continue to generate significant revenues from these customers or that we will be able to maintain these customer relationships. In addition, our business and continued sales depend on the ability of our major customers to compete effectively and sell their products in the market. Any decline in our customers’ businesses could reduce their purchases of our products. The loss of any sales in respect of these customers also could have a material and adverse effect on our business, prospects and results of operations.

In addition, a significant portion of our outstanding accounts receivable derive from sales to a limited number of customers. As of December 31, 2013, 2014 and 2015, our five largest accounts receivable balances outstanding (net of provisions) accounted for approximately 20.1%, 27.2%, and 27.6%, respectively, of our total outstanding accounts receivable. We are exposed to the credit risks of these customers, some of which are new customers with whom we have not historically had extensive business dealings. Any failure by these customers to meet their payment obligations to us would materially and adversely affect our financial position, liquidity and results of operations.

As a measure to reduce our operating cash requirements in 2015 and 2016, we have contracted with third parties to allow them operate more than half of our polysilicon ingot and wafer production facilities and we agree to purchase wafers so produced from the third parties. If these third parties breach their contracts with us or terminate their business relationships with us, our business, results of operations and financial condition may be materially and adversely impacted.

As a measure to reduce our operating cash requirements in 2015 and 2016, we have contracted with third parties to allow them operate more than half of our polysilicon ingot and wafer production facilities. These third parties pay us a monthly fee to operate these production facilities, pay the salaries of our staff members employed and utility expenses incurred at such facilities, produce fixed volumes of polysilicon ingots and wafers on a monthly basis, and cover all other manner of operating, ancillary, and raw material expenses of such production. As part of the arrangement, we agree to purchase all of the wafers so produced by said third parties at designated prices, subject to certain adjustments under the relevant agreements.

As these third parties would provide all the working capital required for production of the polysilicon ingots and wafers, these arrangements effectively help us finance our production value chain, reduce our working capital requirements, and increase the utilization of our polysilicon ingot and wafer production facilities. Our agreements with these third parties typically have a term of one year. We cannot assure you that we will be able to renew these agreements when they expire or that these third parties will not breach or early terminate the agreements. If any of these third parties breaches the agreement or elects to terminate their business relationships with us, we may need to resume production at these facilities with our own working capital, which will significantly increase our working capital requirements, or if we do not resume production at these facilities, the utilization rates of these production facilities may decrease. Consequently, we may not have sufficient working capital to continue in-house production of polysilicon ingots and wafers at these facilities, and we may need to recognize impairment losses on our fixed assets, including factories and equipment in such facilities. Without sufficient volumes of self-produced polysilicon wafers, we may be forced to buy wafers from third parties at expensive prices and with insufficient control over such wafers’ quality, and our unit costs for cells and PV modules could thereby increase, or else we may be forced to reduce our production volumes of cells and PV modules. The occurrence of any of these issues could materially and adversely affect our business, results of operations and financial condition.

We process cells and PV modules as an Original Equipment Manufacturer (OEM) and are thereby subject to risks associated with product liability and supply. These risks and any product liability claims may adversely impact our reputation, results of operations, financial performance and business.

Since the middle of 2015, we have experienced lower-than-expected utilization of our production capacity, which in turn has led to an increase in our unit manufacturing cost and to decreases in our in-house PV module shipments and total net revenues. To increase the utilization of our production capacity, we have entered into several agreements, or the OEM agreements, with third parties, or OEM customers, to process cells and PV modules as an Original Equipment Manufacturer (OEM). In 2015, we generated RMB389.5 million, or 3.9% of our total revenue, from our cells and PV module processing services.

These OEM agreements involve risks that we may: (i) have economic or business interests or goals that are inconsistent with those of our OEM customers; (ii) be unable to fulfill our obligations to such customers under the OEM agreements, including obligations to meet their production deadlines, quality standards and product specifications; (iii) have unexpected financial or operational difficulties; (iv) encounter shortages of or significant increases in the price for polysilicon, the key raw material used in our production process, that may impact and impair our operating margins; and (v) be unable to recover payments from our OEM customers on accounts receivable under the OEM agreements on a timely basis, if at all. The occurrence of any of these issues could materially adversely affect our results of operations and financial performance.

In addition, if we experience significant fluctuations in demand from our OEM customers, there can be no assurance that we will be able to meet their requirements in the event increased orders for cells and PV modules, or that we will be able to find new and replacement customers in the event such orders decrease. Furthermore, we may need to deliver cells and PV modules to our OEM customers by third-party carriers over long distances. Delays in the shipment or delivery of our cells and PV modules due to transportation shortages, work stoppages, port strikes, infrastructure congestion or other factors could adversely impact our financial performance. Manufacturing delays or unexpected demand for our products may require us to use faster, but more expensive, transportation methods such as aircraft, which could adversely affect our operating margins and profitability.

Although we have quality assurance procedures and programs in place that are intended to identify and address any problems related to the quality of our products, including cells and PV modules, we may not have effective or sufficient control over the quality of these products so as to avoid any claim or liability for products processed and delivered under the OEM agreements. We do not maintain product liability insurance for the products processed and sold by us to our OEM customers. As such, any loss we suffer or compensation which we are otherwise required to pay in the event of a material product liability claim will be directly borne by us at our own expense. Accordingly, any successful product liability claim brought against us may materially and adversely affect our business and financial results. In addition, we may incur significant resources and time to defend ourselves if legal proceedings are brought against us. If any such claims are made, our reputation, results of operations, financial performance and business may be materially and adversely affected.

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

We compete with both local and international producers of solar products, including PV module manufacturers such as SunPower Corporation, thin film solar module manufacturers such as First Solar, Inc. and integrated PV product manufacturers such as SolarWorld AG, Renewable Energy Corporation and Trina Solar Limited. Unlike other companies based overseas, the Company is located in China, where PV remains a policy-driven market. The introduction, modification or phasing-out of national support schemes will heavily impact the development of the PV market and related industries, and also could significantly influence the Company’s operations. Furthermore, the entire PV industry also faces competition from providers of energy from conventional and non-solar renewable sources.

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

Since 2012, we have engaged in the solar project development and operations business on a small scale in China and planned on leveraging our experiences with PV system installation to build up rapidly our capacity to develop and operate solar projects. As of September 2015, we had engaged the construction of approximately 600 megawatts of PV projects in China and connected approximately 200 megawatts of said projects to the grid.

However, the operation of large ground-mounted PV stations over the long term requires significant capital. With due consideration of China’s nationwide delay in allocating subsidies as well as our cash flow challenges, we decided to suspend new downstream development business in China from September 2015 until we regain a healthier financial position. Accordingly, we continued to accelerate the disposition of our downstream PV projects in China in order to liquidate these assets and generate more working capital from our downstream business. In 2016, we will likely continue selling PV projects in various stages of development. If appropriate market conditions arise in the future, we may consider resuming the development of new PV projects in China and may operate the PV projects that we develop.

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

The development and operation of solar projects also may be adversely affected by many other factors outside of our control, such as inclement weather, acts of God, and delays in regulatory approvals or in third parties’ delivery of equipment or other materials. Shortages of skilled labor also could significantly delay a project or otherwise increase our costs. Changes in project plans or defective execution of those plans may increase our costs and reduce our margins. The solar project business also may significantly divert our resources and the attention of our management, which may affect the performance of our other business segments.

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

Advance payment arrangements between us and some of our polysilicon suppliers and many of our equipment suppliers expose us to the credit risks of such suppliers and may increase our costs and expenses, which has had and may continue to have a material adverse effect on our liquidity, financial condition and results of operation.

We made advance payments to some of our polysilicon suppliers under long-term supply contracts we signed with them. As of December 31, 2015, we had long-term prepayment balances for polysilicon totaling RMB555.5 million (US$85.8 million) under such long-term contracts. We continue to renegotiate with some of our polysilicon suppliers on the purchase price of a substantial amount of polysilicon to be supplied under certain of these long-term contracts. See “—Our polysilicon costs may be higher than those of other market players due to our long-term commitment to purchase polysilicon at fixed prices, and we have failed to perform certain of our obligations under these long-term polysilicon supply contracts according to their original terms” above. If we fail to reach agreements with such suppliers on the quantities and prices of polysilicon to be supplied under those contracts, the suppliers may hold the advance payment and issue claims for further damages. As of December 31, 2015, total amount we prepaid to one supplier was RMB 224.0 million under the long-term fixed price supply contract entered into in 2011, which is effective from 2013 to 2020. Due to the anti-dumping duty and anti-subsidy investigation against Solar-Grade Polysilicon launched by the Ministry of Commerce of the People’s Republic of China, we had not made any purchase from this supplier. We received invoices from this supplier under our take-or-pay obligation for failing to take the shipments in 2013 to 2015. Currently, we are in negotiation with this supplier to seek an acceptable solution to both parties. We believe that under the “take or pay” obligation, which required us to pay full amount to this supplier according to the purchase and payment schedule listed in the agreements, regardless of whether we actually purchase raw materials from the supplier or not, it is probable for us to continue performance of the agreements when we could get an acceptable solution from this supplier. We also believe that it is reasonably assured that i) these prepayments are not legally forfeited; ii) these prepayments could be utilized for deliveries once we start purchasing from this supplier. Except for the supplier mentioned above, we also had made significant amount of prepayments to another supplier. In 2013 and 2015, we failed to purchase contractual volume as stated in the long-term contract with the latter supplier mentioned above under the supplier’s agreement. If we fail to take the full amount of the agreed annual quantity in any calendar year, we do not have to pay for the remaining annual commitment, but rather only forfeits the unutilized portion of the prepayment related to that year. This supplier claimed that certain advance payments had been forfeited according to the original terms in 2013 and 2015. (In 2014, we purchased the required amounts of polysilicon from this supplier and utilized the portion of prepayments related to 2014). Therefore, in 2013 and 2015, we recognized incremental provisions of RMB87.1 million and RMB71.3 million, respectively, on the prepayment in relation to our inventory purchase commitments under the long-term contract with this supplier. We also recognized a provision of RMB 450.8 million in 2015 on the prepayment in relation to our inventory purchase commitments under the long-term contract with this supplier for the remaining contract period as we estimated that we will also fail to purchase contractual volume as stated in the long-term contract in the remaining contract period in the future. As of December 31,2015, carry value of prepayments to this supplier is RMB277.4 million. In addition, under existing contracts with many of our equipment suppliers, consistent with industry practice, we make advance payments to our suppliers prior to the scheduled dates on which certain equipment will be delivered. In many such cases, we make advance payments without receiving collateral for such payments. As a result, our claims in respect of such payments would rank as unsecured claims, which in turn would expose us to the credit risks of our suppliers in the event of their bankruptcy or insolvency. Under such circumstances, our claims against defaulting suppliers would rank below those of secured creditors, which would undermine our chances of recovering advance payments for which we did not receive any value. Accordingly, any of the above scenarios may have a material and adverse effect on our liquidity, financial condition and results of operations.

The growth of our business may require substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment, dedicated attention of management, and recruiting and training new employees. Our failure to complete our future expansion plans or otherwise effectively manage our growth could have a material and adverse effect on the growth of our sales and earnings.

While we are currently facing challenges relating to over-capacity, the growth of our success in the future may depend in part on our ability to expand our manufacturing capacity to meet market demand for our products promptly and in a cost-efficient manner. If we are not able to do so, we will not be able to attain the desired level of economies of scale in our operations or lower our marginal production costs to the level necessary to maintain effectively our pricing and other competitive advantages. In 2015, our total annual PV module shipment reached the equivalent of 2,447.0 megawatts. As of the date of this annual report, we believe that our actual annual manufacturing capacity can reach a maximum of 3,000 megawatts for ingots and wafers, 3,200 megawatts for PV cells and 4,000 megawatts for PV modules. Our growth has required and may continue to require substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment, dedicated attention of management and the recruitment and training of new employees. Our growth therefore is subject to significant risks and uncertainties, including:

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

We may undertake acquisitions, participation in joint ventures, and other strategic alliances with companies in China and overseas. Acquisitions, investments, joint ventures and other strategic alliances may expose us to new operational, regulatory, market and geographical risks as well as risks associated with additional capital requirements, including:

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

In January 2009, we acquired Cyber Power Group Limited, or Cyber Power, a development stage enterprise designed to produce polysilicon, and its principal operating subsidiary in China, Fine Silicon Co., Ltd., or Fine Silicon, with an intention to establish our own polysilicon production operations. Fine Silicon started trial production in late 2009 and was initially expected to reach its full production capacity of 3,000 tons of polysilicon per year. However, as market prices for polysilicon have decreased sharply in recent years, Fine Silicon’s designed production capacity was no longer cost-effective. Currently, Fine Silicon is not manufacturing any meaningful amount of polysilicon. We recorded a non-cash impairment of the long-lived assets of Fine Silicon in amounts of RMB2,275.0 million and RMB200.5 million for 2011 and 2012, respectively, which in the aggregate was equivalent to our writing-down the total value of Fine Silicon’s equipment. In April 2015, Fine Silicon also sold its land use rights to the land underlying its manufacturing facilities as well as the attachments thereon to a government entity in Baoding. Although we still may resume the in-house production of polysilicon through cooperation with third parties in order to utilize the remaining equipment of Fine Silicon, we do not have any concrete plan yet and do not expect that such cooperation will happen in the near future. Even if such cooperation could happen in the future, we cannot assure you that it will be successful, or that such cooperation could result in any meaningful in-house production of polysilicon at costs comparable to or lower than prevailing market prices. If we fail to do so, we will not be able to realize the expected positive effect on our results of operations, and the cost of our polysilicon supply will remain uncertain and vulnerable to market fluctuations.

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

Currently most of our sales are denominated in U.S. dollar, Renminbi, Japanese Yen and Euro, while a substantial portion of our costs and expenses is denominated in Renminbi, Japanese Yen and U.S. dollar. In addition, we must constantly convert one currency into another in order to make payments. Therefore, fluctuations in currency exchange rates could have a significant effect on our results of operations due to mismatches among various foreign currency-denominated transactions, including sales of PV modules in overseas markets and purchases of silicon raw materials and equipment in China, and the gap in time between the signing of related contracts and receipts of cash and disbursements related to those contracts. In 2015, we recognized a net foreign currency exchange loss of RMB132.7 million (US$20.5 million) due primarily to the appreciation of the USD against the Renminbi. We have entered into hedging and foreign currency forward arrangements to limit our exposure to foreign currency exchange risk. However, we will continue to be exposed to foreign currency exchange risk to the extent that our hedging and foreign currency forward arrangements do not cover all of our expected revenues denominated in foreign currencies. We cannot predict the effect of exchange rate fluctuations on our foreign currency exchange gains or losses in the future. We may continue to reduce the effect of such exposure through hedging or other similar arrangements. However, due to the limited availability of such hedging instruments in China, we cannot assure you that we always will find a hedging arrangement suitable for us, or that such derivatives will be effective in managing our foreign exchange risk, if at all.

In addition, Renminbi is the functional currency for our PRC subsidiaries. Sales generated by our PRC subsidiaries which are denominated in foreign currencies need to be translated into Renminbi when they are recorded as our revenues. Therefore, any depreciation in the foreign currencies in which our sales are denominated, such as the Euro, Japanese Yen and U.S. dollar, against Renminbi will cause our reported revenues to appear lower than they otherwise would. In 2013 and 2014, the depreciation of Euro, U.S. dollar and Japanese Yen against Renminbi adversely affected our total net revenues, as a majority of our PV module shipments were delivered under Euro, U.S. dollar and Japanese Yen-denominated contracts. In 2015, the depreciation of Renminbi against Euro, U.S. dollar and Japanese Yen resulted in the decrease of our foreign currency exchange loss. However, we cannot predict the trend of future exchange rate fluctuations of Renminbi against other currencies and any further depreciation in foreign currencies in which our sales are denominated against Renminbi may continue to materially and adversely affect our revenues and results of operations.

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

We also are exploring ways to improve our PV module products. Additional research and development efforts will be needed before our products in development may be manufactured and sold at a commercially viable level. We cannot assure you that such efforts will improve the efficiency of manufacturing processes or yield new products that are commercially viable. In addition, any failure to realize the intended benefits of our product development initiatives could limit our ability to keep pace with rapid technological changes in the industry, which in turn would hurt our business and prospects. For example, in order to meet increasing demand for our products and further drive down costs through increased cell conversion efficiency and manufacturing on a larger scale, we started to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells, in June 2009. By the end of 2015, we achieved an average cell conversion efficiency rate of 20.5% on the PANDA commercial production lines and achieved a record high cell conversion efficiency rate of 21.5% in the lab. However, as we are new to monocrystalline technology, we may not be able to overcome all of the technical challenges involved in the process of commercializing new technologies developed from Project PANDA. We also may not be able to maintain or further improve the cell conversion efficiency rate that we have already achieved. In addition, we have limited experience with customer demands in the monocrystalline PV market and may not be able to adapt to the conditions in this market. Established and more experienced competitors in the monocrystalline PV market may possess superior technology and have brand names that are better known than ours. If we fail to continue commercializing our monocrystalline PV technology successfully, or are unable to operate competitively in the monocrystalline market, we may not be able to recover the cost of our investments, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

Failure to achieve satisfactory output of our PV modules and PV systems for any reason could result in a decline in sales and material and adverse effect on our profitability.

The manufacture of PV modules and PV systems is a highly complex process. Disruptions or deviations in one or more components of the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in no output. Historically, we from time to time experienced lower-than-anticipated manufacturing output during the ramp-up period of our production lines. This often occurred during the production of new products, the installation of new equipment or the implementation of new process technologies. In addition, we may not able to achieve full utilization of our production facilities due to market and other financial reasons. For example, in the fourth quarter of 2012, due to challenging conditions in the solar market and a continuing decline in average selling prices of PV modules, we recognized an impairment of long-lived assets of Fine Silicon in an amount of RMB200.5 million and a loss of RMB61.7 million related to disposal of certain equipment. In 2015, we recognized a non-cash impairment charge on our long-lived assets totaling RMB3,804.1 million (US$587.3 million), which was primarily due to lower-than-expected utilization of certain production facilities during certain quarters of 2015. These non-cash charges significantly and adversely affected our results of operations in the relevant periods. If we bring additional lines or facilities into production in the future, we may operate at less than optimal capacity during the ramp-up period and produce less output than expected. Any of these would result in higher marginal production costs which could have a material and adverse effect on our profitability.

Unsatisfactory performance of or defects in our products may cause us to incur additional warranty expenses, damage our reputation and cause our sales to decline.

Before September 30, 2011, our PV modules typically were sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. Starting from October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nominal power output for 10 years, and 80.7% of nominal power output for 25 years for multicrystalline PV modules, and to guarantee 98.0% of nominal power output for the first year, 92.0% of nominal power output for 10 years, and 82.0% of nominal power output for 25 years for monocrystalline Panda PV modules. On September 1, 2014, we updated our warranty terms to guarantee 91.2% of nominal power output for 10 years and 80.7% of nominal power output for 25 years for multicrystalline PV modules, and to guarantee 98.0% of nominal power output for the first year, 92.2% of nominal power output for 10 years, and 82.4% of nominal power output for 25 years for monocrystalline Panda PV modules. In addition, we also provided our multicrystalline PV modules and monocrystalline Panda PV modules with a linear-based warranty that guarantees each year’s power output during the twenty-five-year warranty period. In 2012, we entered into a module performance warranty insurance agreement with Munich Re’s specialty primary insurers. According to the agreement, both we and Munich Re could provide additional economic security for large-scale commercial and utility project developers, investors and debt providers during the period from October 1, 2012 to September 30, 2013 in connection with our multicrystalline PV modules. In December 2013, we entered into a similar module performance warranty insurance agreement with another insurance company for the same scope of beneficiaries for 2014, and renewed the agreement in March 2015 and in January 2016 for the same scope of beneficiaries for 2015 and 2016, respectively. Nevertheless, we bear the risk of warranty claims long after we have sold our products and recognized revenues. We have only sold PV modules since January 2003, and none of our PV modules has been in use for the entire duration of its warranty period. As of December 31, 2013, 2014 and 2015, our accrued warranty costs amounted to RMB666.9 million, RMB748.4 million, and RMB792.1 million (US$122.3 million), respectively. Moreover, because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate. Since our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty for our products will be adequate in light of our products’ actual performance. If we experience a significant increase in warranty claims, we may incur significant repair and replacement costs associated with such claims. Furthermore, widespread product underperformances or failures will damage our reputation and customer relationships and may cause our sales to decline, which in turn could have a material and adverse effect on our financial condition and results of operations.

Failure to achieve and maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and ADS price.

We are subject to reporting obligations under the United States federal securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we establish and maintain an effective internal control structure and procedures for financial reporting and include a report of management on our internal control over financial reporting in our annual report. Our annual report on Form 20-F must contain an assessment by management of the effectiveness of our internal control over financial reporting and must include disclosure of any material weaknesses in internal control over financial reporting that we have identified. In addition, our independent registered public accounting firm must attest to the effectiveness of our internal control over financial reporting.

We identified a material weakness in our internal control over financial reporting as of December 31, 2015 and concluded that our internal control over financial reporting was not effective as of December 31, 2015. The material weakness was that we lacked sufficient accounting and financial reporting personnel to formalize and carry out key controls over the reporting process with respect to certain significant and complex accounting assessments and preparation of our financial statements based on U.S. GAAP and SEC reporting requirements. While we plan to remediate this material weakness (please refer to “Item 15. Controls and Procedures”), we cannot assure you that we will be able to achieve and maintain the adequacy of our internal control over financial reporting in a timely manner or at all.

The requirements of Section 404 of the Sarbanes Oxley Act are ongoing and also apply to future years. Although we are committed to continue to improve our internal control processes and we will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. Effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of our ADSs. Furthermore, we anticipate that we will incur additional costs and use significant management time and other resources in an effort to achieve and maintain the effectiveness of our internal control over financial reporting. Regardless of the efforts we make, we cannot be certain that in the future additional material weaknesses or significant deficiencies will not exist or otherwise be discovered.

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

We require many of our customers to make an advance payment representing a small percentage of their orders, which is a business practice that help us manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we need to finance our working capital requirements. We cannot assure you that in the future our customers will not cease adhering to this practice. If our customers were to cease making prepayments to us at the time of their orders, we may not be able to secure additional financing on a timely basis or on terms acceptable to us, or at all. Currently, a significant portion of our revenue derives from credit sales to our customers, generally with payments due within four months after shipment. As a result, any future decrease in the use of cash advance payments by our customers may negatively impact our short-term liquidity and, coupled with increased credit sales to a small number of major customers, may expose us to additional and more concentrated credit risk. This is because a significant portion of our outstanding accounts receivable derives from sales to a limited number of customers. As of December 31, 2013, 2014 and 2015, our five largest accounts receivable balances outstanding accounted for approximately 20.1%, 27.2% and 27.6%, respectively, of our total outstanding accounts receivable. The failure of any of these or other customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. For example, as a result of certain customers’ prolonged failure to settle accounts receivable and the continuing deterioration of their financial condition and creditworthiness, we made a total provision of RMB404.3 million (US$62.4 million) in 2015 for the doubtful accounts receivable related to these customers. Besides, from time to time we may need to commence legal proceedings in order to recover accounts receivables from customers, which also may increase our cost. Although we have been able to maintain adequate working capital primarily through short-term borrowing, our prior convertible senior notes offering, follow-on offering and medium-term notes offering, other debt issuances and long-term bank borrowings, any failure by our customers to settle outstanding accounts receivable in the future could materially and adversely affect our cash flow, financial condition and results of operations.

We have issued, and may issue in the future, equity securities or securities convertible into or exchangeable for our ordinary shares, the conversion of which may cause our existing shareholders to incur further dilution of their holdings.

We have issued, and may issue in the future, equity securities or securities convertible into our ordinary shares. In the event that the securities convertible into our ordinary shares are converted, our existing shareholders may incur further dilution of their holdings. For example, in January 2009, we issued an aggregate amount of US$49.4 million of senior secured convertible notes due 2012, or senior secured convertible notes, to Trustbridge Partners II, L.P., or Trustbridge, or its affiliates in connection with our acquisition of Cyber Power. From June 2009 to January 2012, we issued an aggregate of 11,588,713 ordinary shares to Trustbridge as a result of the conversion of the full amount of the senior secured convertible notes. In addition, in connection with a credit agreement between Yingli Energy (China) Company Ltd., or Yingli China, and a fund managed by Asia Debt Management Hong Kong Limited, or ADM Capital, entered into in January 2009, we issued an aggregate of 4,125,000 warrants to ADM Capital under the terms of a warrant agreement entered into in April 2009. From May 2010 to May 2011, a total of 2,454,271 ordinary shares in the form of ADSs were issued to ADM Capital in connection with its exercise of all 4,125,000 of these warrants. As of the date of this annual report, there are no convertible securities issued by Yingli Green Energy that remain outstanding. Any future issuance of equity securities or securities convertible into or exchangeable for our equity securities may cause further dilution to our existing shareholders. If our future acquisitions, expansions, or market changes or other developments cause us to require additional funding, we may issue additional securities convertible into or exchangeable for our ordinary shares, and our existing shareholders could incur substantial dilution.

Our principal shareholder has significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders, including holders of our ADSs.

The family trust of Liansheng Miao, the chairperson of our board of directors and our chief executive officer, controls and beneficially owns 100% of the equity interests in Yingli Power. Yingli Power, in turn, currently beneficially owns approximately 28.74% of our ordinary shares outstanding. Yingli Power has significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The interests of Yingli Power may conflict with our interests or the interests of our other shareholders, including holders of our ADSs.

Baoding Tianwei Baobian Electric Co., Ltd., or Tianwei Baobian, and Baoding Tianwei Group Co., Ltd., or Tianwei Group, our joint venture partners as to Tianwei Yingli, have significant influence over Tianwei Yingli, one of our operating entities, and they may prevent Tianwei Yingli from taking actions that are in the best interests of us or Tianwei Yingli. In addition, each of Tianwei Baobian and Tianwei Group will have significant influence over us if it were to exercise its right to subscribe for ordinary shares of Yingli Green Energy. The interests of Tianwei Baobian and Tianwei Group may not be aligned with our interests or the interests of our other shareholders.

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

In addition, according to the joint venture contract, Tianwei Baobian and Tianwei Group may exercise a subscription right in respect of our shares, and if they exercise such subscription right, they may become significant shareholders of Yingli Green Energy. If they become our shareholders, they may have significant influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. If Tianwei Baobian and/or Tianwei Group become our shareholders, their interests may not be aligned with our interests or those of our other shareholders.

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

In addition, negative publicity of our company or our affiliates or business partners, whether or not accurate and whether or not applicable to us, could have a material adverse effect on our reputation, business and financial condition. For example, in our annual report on Form 20-F for the year ended December 31, 2014, we stated that there was substantial doubt as to our ability to continue as a going concern. However, this statement was taken and interpreted out of context in some media coverage, which exerted considerable pressure on the price of our ADSs. We have stated in this annual report that there is still substantial doubt as to our ability to continue as a going concern. We cannot assure you that our statements in this annual report or other filings and press releases will not be misinterpreted by media or other market participants in the future which may have a material adverse effect on the price of our ADSs and our reputation, business and financial condition. We cannot assure you that in the future there will not be negative rumors or media coverage related to Tianwei Group, Tianwei Baobian, our company, our affiliates or business partners.

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

Our joint venture partner, Tianwei Group defaulted on certain of its debt obligations and has declared insolvency. Tianwei Group could be potentially controlled by its creditors, subject to bankruptcy or liquidation proceedings. If Tianwei Group were controlled by its creditors, they could prevent Tianwei Yingli from taking actions in its or our best interests, and those creditors could cause Tianwei Group to subscribe for our ordinary shares and thereby exert significant influence over our company. The interests of Tianwei Group’s creditors may not be aligned with our interests or the interests of Tianwei Yingli’s other equity interest holder, Tianwei Baobian.

Our joint venture partner, Tianwei Group has defaulted on certain of its debt obligations and it may again default on its debt obligations in the future. Based on publicly available information, in April 2015 Tianwei Group failed to pay approximately US$13.8 million in interest due on its bonds traded in China. On September 18, 2015, Tianwei Group submitted an application for bankruptcy reorganization to the Intermediate People's Court of Baoding as the firm was unable to meet its maturing liabilities on time. In January 2016, the Intermediate People's Court of Baoding accepted Tianwei Group’s application for bankruptcy reorganization and designated an insolvency administrator. Under the joint venture contract entered into by and among Tianwei Baobian, Tianwei Group and us, Tianwei Group has significant influence over Tianwei Yingli, one of our principal operating entities. See “Item 4.A. History and Development of the Company — Joint Venture Contract”. If Tianwei Group were controlled by its creditors, there would be uncertainty as to how Tianwei Group’s creditors would exercise their rights in respect of Tianwei Yingli. Tianwei Group’s creditors could prevent Tianwei Yingli from taking actions that are in the best interests of us or Tianwei Yingli. Pursuant to the joint venture contract, Tianwei Group’s creditors also could cause Tianwei Group to subscribe for ordinary shares in us and thereby exert significant influence over our company.

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

Our joint venture contract with Tianwei Baobian and Tianwei Group, and Tianwei Yingli’s articles of association, do not impose non-compete restrictions upon Tianwei Baobian and Tianwei Group. While Tianwei Baobian and Tianwei Group’s current principal businesses are the manufacture of large electricity transformers, Tianwei Baobian and Tianwei Group have entered into the PV business through investments in various companies that are engaged in the manufacture of polysilicon, ingots, wafers, PV cells or PV modules and thin film modules. As these companies continue to expand their respective businesses, they may compete with us both for customers and for supplies of raw materials, and we may not have any legal right to prevent them from doing so. Because of Tianwei Baobian and Tianwei Group’s familiarity with, and their ability to influence, the business of Tianwei Yingli, competition from Tianwei Baobian and Tianwei Group or their affiliates could have a material and adverse effect on our business, prospects, financial condition and results of operations.

The grant of employee share options and other share-based compensation could materially and adversely affect our net income.

We adopted a stock incentive plan in December 2006, or the 2006 stock incentive plan. Our board of directors approved the 2006 stock incentive plan in April 2007, and in May 2007 our shareholders approved the first amendment to the 2006 stock incentive plan in order to increase the number of ordinary shares which we are authorized to issue under the 2006 stock incentive plan. The second amendment to the 2006 stock incentive plan was approved by our board of directors in July 2009 and by our shareholders in August 2009. This second amendment again increased the number of ordinary shares which we are authorized to issue under the 2006 stock incentive plan. Under the 2006 stock incentive plan, as amended, we may grant to our directors, employees and consultants up to 2,715,243 restricted shares and options to purchase up to 10,030,195 of our ordinary shares. As of May 16, 2016, we have granted to six executive officers, 665 employees and 4 independent directors options to purchase 7,413,429 ordinary shares in the aggregate (excluding forfeited and cancelled options) and an aggregate of 2,631,268 restricted shares (excluding forfeited restricted shares) to DBS Trustee Limited, or the trustee, for the benefit of 4 executive officers and 77 employees and non-employees. See “Item 6.B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — 2006 Stock Incentive Plan”. We account for compensation costs for all share-based awards, including share options granted to our directors and employees, using a fair-value based method. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness to us of having such an incentive plan. However, as share options are an important tool to recruit and retain qualified and desirable key personnel, we may not be able to attract and retain such key personnel if we were to reduce the scope of our stock incentive plan.

Our results of operations are difficult to predict, and if we do not meet market expectations, the price of our ADSs will likely decline.

Our results of operations are difficult to predict and in the past such results have fluctuated from time to time. We expect that in the future our results of operations may continue to fluctuate from time to time. It is possible that our results of operations for some reporting periods will fail to meet the expectations of the market. Our results of operations are affected by a number of factors as set forth in “Item 5. Operating and Financial Review and Prospects”. If our results of operations are lower than market expectations for a given reporting period, investors may react negatively, and as a result, the price of our ADSs will be likely to decline.

Our limited intellectual property protection both within and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, either of which may have a material and adverse effect on our business, results of operations and financial condition.

As of May 16, 2016, we have been granted 1,257 patents and currently are applying for 143 patents. Aside from know-how available in the public domain, we have developed in-house unpatented technical know-how that we use to manufacture our products. Many elements of our manufacturing processes involve proprietary know-how, technology or data, either developed by us in-house or transferred to us by our equipment suppliers. Such proprietary know-how, technology and data are not covered by patents or patent applications, and include manufacturing technologies and processes and production line and equipment designs. We rely on a combination of laws and regulations pertaining to patent, trademark, anti-unfair competition and trade secret rights, as well as nondisclosure agreements and other methods, to protect our intellectual property rights. Nevertheless, these measures provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or other of our intellectual property rights, which could have a material and adverse effect on our business, financial condition or results of operations. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to protect our trade secrets or to determine and enforce the validity and scope of the proprietary rights of us or of other rights holders. We cannot assure you that the outcome of any such potential litigation will be in our favor. Such litigation may be costly and may divert the attention of our management as well as our other resources away from our business. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent that we are unable to recover them from other parties. An adverse determination in any such litigation could result in the loss of one or more of our intellectual property rights and may materially and adversely harm our business, prospects and reputation.

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

In October 2012, we received notice of an antitrust and unfair competition lawsuit filed by Solyndra, LLC, a U.S.-based solar company, against us and our subsidiary, Yingli Green Energy Americas, Inc., or Yingli Americas, and two other China-based solar manufacturers in the U.S. District Court for the Northern District of California. Together with co-defendants Suntech Power Holdings Co., Ltd., Suntech America, Inc., Trina Solar Ltd. and Trina Solar (U.S.) Inc., in early March 2013 we and Yingli Americas filed a joint motion to dismiss all of the claims in an amended complaint that was filed by Solyndra’s liquidation trustee. On April 9, 2014, we received an order denying defendants’ joint motion to dismiss Solyndra’s claims. In February 2016, we entered into an agreement to settle these claims, or the Settlement Agreement. According to the Settlement Agreement, we and Yingli Americas paid US$7.5 million to settle Solyndra’s claims. If the annual total sales of PV modules from us and all of our affiliates in any single calendar year between 2016 to 2018 to the United States and Canada and any of their respective territories or districts equals or exceeds 800 megawatts, we will pay Solyndra a single additional payment of US$10 million. The Settlement Agreement was approved by United States Bankruptcy Court for the District of Delaware, which is responsible for adjudicating the Solyndra bankruptcy, in March 2016. The aforementioned lawsuit against us has been dismissed with prejudice, and under the Settlement Agreement, and Solyndra has released us and all of our affiliates from any further claims based on the same or any related facts or allegations. In 2015, we recognised provisions of settlement fee of US$7.5 million (RMB48.7 million) and we didn’t recognize any provisions for the conditional additional payment of US$10 million (RMB64.8 million) since it is not probable that a liability has been incurred.

In October 2013, we received notice of an antitrust lawsuit with claims similar to Solyndra’s filed by another U.S.-based solar company, Energy Conversion Devices Liquidation Trust, or ECD, through its liquidating trustee, against us and the same China-based solar manufacturers in the U.S. District Court of the Eastern District of Michigan. On October 31, 2014, the Court granted our joint motion to dismiss the case. In November 2014, the plaintiff filed a motion for reconsideration and a second motion to amend or alter the judgement and for leave to file an amended complaint, both of which were denied by the Court in September 2015. ECD has appealed to the U.S. Court of Appeals for the Sixth Circuit, and that appeal remains pending.

In May and June 2015, two individual plaintiffs respectively filed purported class action securities fraud lawsuits against us, our chairperson and chief executive officer, Mr. Liansheng Mao, and our director and chief executive officer, Mr. Yiyu Wang, in the U.S. District Court for the Central District of California, both alleging, among other things, that we made false and misleading statements and failed to disclose certain material financial information. In October 2015, the cases were consolidated and the court appointed lead plaintiffs and lead counsel. In November 2015, lead plaintiffs filed a consolidated amended complaint. The amended complaint contends that we and certain of our officers and directors made false or misleading statements between December 2, 2010 and May 15, 2015 regarding (i) the Chinese government’s Golden Sun program, which provided subsidies for solar projects in China; and (ii) our accounts receivable attributable to Chinese customers. The sole claim against us is for violation of Section 10(b) of the Securities Exchange Act of 1934. In December 2015, we filed a motion to dismiss the consolidated suit. Plaintiffs filed an opposition to the motion on January 15, 2016, and we filed a reply on January 29, 2016. The Court heard oral argument on the motion on May 2, 2016. On May 10, 2016, the Court issued a written decision granting Yingli’s motion to dismiss with leave to amend. Plaintiffs have until June 24, 2016 to file an amended complaint.

See “Item 8.A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings”.

In addition, in the past we had entered into several slurry processing and supply contracts with a certain supplier. Starting from late 2011, due to certain quality control issues related to the supplier and substantial changes in the slurry processing market, we and this supplier had disputes over the performance of the supply contracts and payments of accounts receivable. As of May 16, 2016, we have not received any summons or notice from any court or arbitration body pertaining to any proceeding brought against us by this supplier. In July 2014, we filed litigation against this supplier for breach of contract and claimed damages against this supplier. While at this stage it would be premature for us to evaluate our potential liabilities or losses, if any, relating to such disputes, if we are found to be liable in legal actions or other proceedings this supplier may bring against us, our financial position may be materially and adversely affected.

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

Our future success depends substantially on the continuing services of our executive officers, in particular Liansheng Miao, our chief executive officer, Xiangdong Wang, our vice president, Zhiheng Zhao, our vice president, Yiyu Wang, our chief financial officer, Dengyuan Song, our chief technology officer, and Jingfeng Xiong, our vice president. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. In addition, if any of our executive officers joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-compete provisions. However, if any dispute were to arise between one of our executive officers and us, we cannot assure you that such officer’s employment agreement could be fully enforced in China. Furthermore, recruiting and retaining capable personnel, particularly experienced engineers and technicians who are familiar with our PV products manufacturing processes, is vital to maintaining the quality of our PV products and to improving continuously our production methods. There is substantial competition for qualified technical personnel, and we cannot assure you that we will be able to attract or retain qualified technical personnel. If we are unable to attract and retain qualified employees, key technical personnel and our executive officers, our business may be materially and adversely affected.

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

Moreover, we started manufacturing without having completed certain examination and acceptance procedures required by relevant regulations. Our failure to pass these examination and acceptance procedures before commencing manufacturing may subject us to penalties, such as monetary fines or suspension of our business operations. Moreover, on March 6 and March 12, 2014, Hainan Yingli received notices from the Department of Land, Environment and Resources of Hainan Province, or Hainan LER Department, and the Haikou Municipal Environmental Protection Bureau, respectively, requesting Hainan Yingli to (i) suspend partially its production lines, and (ii) apply for new environmental impact assessments for the increase in its production capacity due to equipment upgrades. See “Item 4.B. Business Overview — Environmental Matters”. On May 16, 2014, Hainan Yingli obtained trial production permits from Hainan LER Department, and on October 29, 2014, Hainan LER Department approved our application for new environmental impact assessments. On December 12, 2014, Hainan Yingli obtained a Pollutant Discharge Permit from Hainan LER Department which was valid until December 12, 2015. On March 26, 2015, Hainan Yingli received a notice from the Haikou Municipal Environmental Protection Bureau, demanding payment of an environmental penalty RMB62,630.40, and Hainan Yingli paid the penalty amount in full in April of 2015. On December 12, 2015, Hainan Yingli obtained a renewed Pollutant Discharge Permit from Hainan LER Department which will be valid until December 22, 2017.

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

We failed to fully make contributions to the social insurances and housing provident fund for our employees, which may subject us to penalties from local regulatory authorities and cause disputes with our employees.

Under relevant local regulations in China where we have operations, we are required to make contributions to our employees’ social insurances and housing provident fund on a monthly basis, and will be subject to penalties if we delay any of such contributions for more than three months. While we had fully accrued required contributions to our employees’ social insurances and housing provident fund according to relevant local regulations in China in 2015, due to our tight cash flow in 2015, some of our subsidiaries failed to fully make contributions to the social insurances and housing provident fund for their employees on time and the amount overdue was approximately RMB80.0 million as of May 16, 2016. As such, these subsidiaries are not in compliance with local regulations on social insurances and housing provident fund, and could be subject to penalties from local regulatory authorities. Under PRC laws, potential penalties can reach 100%-300% of the delayed amount for social insurances and 300%-500% of the delayed amount for housing provident fund. We have engaged in active discussions with the relevant local regulatory authorities, clarifying our situation to them and seeking their understanding. While the local regulatory authorities indicated that they understood our situation and had not imposed any penalties on us yet, there can be no assurance that they will not impose penalties on us in the future. While we plan to gradually pay all overdue amounts before the end of 2016, there can be no assurance that we will be able to do so. In addition, our employees may file claims against us for, or otherwise have disputes with us resulting from, our failure to make the required contributions and such disputes could lead to lengthy and costly lawsuits or other legal proceedings. Any penalties imposed on us by regulatory authorities, any further failure on our part to make the required contributions on time and in full, or any disputes with our employees or lawsuits and legal proceedings resulting therefrom could have a material adverse effect on our business, financial condition and results of operations.

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

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (the “PCAOB”) and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

Our business is based in China and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, the level of development, the growth rate, the control of foreign exchange, and the allocation of resources. While the Chinese economy has grown significantly in the past 30 years, the growth has been uneven, both geographically and across various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

In addition, we cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, the growth rate of China’s gross domestic product has slowed down in recent years, from 7.4% in 2014 to 6.9% in 2015. The Chinese government has set the expected gross domestic product growth rate at 6.5% - 7% for 2016. We cannot assure you that the various macroeconomic measures, monetary policies and economic stimulus package adopted by the PRC government to guide economic growth and the allocation of resources will be effective in sustaining the rapid growth rate of the Chinese economy.

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

In 2005, the PRC State Administration of Foreign Exchange, or SAFE, issued a number of rules regarding offshore investments by PRC residents. The rule currently in effect, the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, was issued on July 4, 2014, which replaced the former circular commonly known as SAFE Circular 75 promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a special purpose vehicle. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. On February 13, 2015, SAFE released the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Circular 13, which will become effective on June 1, 2015. According to this notice, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37. However, since the notice has not yet come into effect, there exists a high degree of uncertainty as to how it will be interpreted and implemented by governmental authorities and banks. Since we are a Cayman Islands company with a substantial portion of our shares held by Yingli Power Holding Company Ltd., a British Virgin Islands company controlled by Mr. Liansheng Miao, our chairperson and chief executive officer who is a PRC resident, Mr. Miao is subject to the registration requirements under SAFE Circular 37 and other related rules.

Mr. Miao made the requisite SAFE registration under SAFE Circular 75 with respect to his investment in Yingli Power Holding Company Ltd. and us in August 2006. Mr. Miao amended his SAFE registration in June 2007, January 2008, October 2009 and January 2014, in connection with our initial public offering in June 2007, our secondary and convertible senior notes offerings in December 2007, our issuance of senior secured convertible notes and the follow-on offering in 2009, and the change of Mr. Miao’s shareholding in Yingli Power Holding Company Ltd. and us in 2014, respectively. Mr. Miao amended his SAFE registration under SAFE Circular 75 in accordance with SAFE Circular 37 in connection with our follow-on offering in 2014. We have requested other of our beneficial owners who are PRC residents to make the necessary applications and filings in connection with our offshore financing transactions as required under SAFE Circular 37 and relevant SAFE guidance. However, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurance that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements under SAFE Circular 37 or other related rules. The failure or inability of Mr. Miao or any of our PRC resident shareholders to comply with the registration procedures set forth in SAFE Circular 37 and other related rules may subject Mr. Miao or other PRC resident shareholders to fines and legal penalties, result in potential liability for our PRC subsidiaries, and in some instances, for their legal representatives and other liable individuals, limit our ability to contribute additional capital into or provide loans to our PRC subsidiaries, and also may limit the ability of our PRC subsidiaries to pay dividends or otherwise distribute profits to us, or otherwise adversely affect us. See “Item 4.B. Business Overview — PRC Governmental Regulations — Regulation of Foreign Exchange in Certain Onshore and Offshore Transactions”.

Dividends we may receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax.

The Enterprise Income Tax Law, or the EIT Law, and its implementation rules provide that withholding tax at a rate of 10% is applicable to dividends payable to non-PRC investors that are “non-resident enterprises”, to the extent such dividends are derived from sources within the PRC, unless any such non-PRC investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. Furthermore, a circular issued on February 22, 2008 by the Ministry of Finance, or the MOF, and the State Administration of Taxation stipulates that undistributed earnings generated prior to January 1, 2008 are exempt from enterprise income tax. We are a Cayman Islands holding company, Yingli Green Energy (International) Holding Company Limited, or Yingli International, is a British Virgin Islands intermediate holding company, and Cyber Lighting Holding Company Limited, or Cyber Lighting, is a Hong Kong intermediate holding company. The Cayman Islands and the British Virgin Islands where such holding companies are incorporated do not have a tax treaty with China. According to the Arrangement between Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income entered into in August 2006, or the Mainland and the Hong Kong Taxation Arrangement, subject to the confirmation of the local tax authority in charge, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5%, if the foreign investor is the “beneficial owner” and owns directly at least 25% the equity interests in the foreign-invested enterprise. Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement s in October 2009, or Circular 601, which provides guidance for determining whether a resident of a contracting country is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. A conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Substantially all of our income may be derived from dividends we receive from our operating subsidiaries located in the PRC. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, if any, will be subject to a 10% withholding tax or, in the case of the dividends paid to Cyber Lighting, 5% withholding tax (subject to the confirmation of the local tax authority), if we are considered under the EIT Law to be a “non-resident enterprise”. We intend indefinitely to reinvest undistributed earnings accumulated in and after 2008 and therefore have not recognized a deferred income tax liability with respect to those earnings. If we are subject under the EIT Law to such withholding tax for any dividends we may receive from our subsidiaries, it will materially and adversely increase our income tax expenses.

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

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which replaced or supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to this Bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the payer bears the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

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

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries are subject to PRC regulations. For example, any of our loans to our PRC subsidiaries cannot exceed the difference between the total amount of investment our PRC subsidiaries are approved to make under relevant PRC laws and the respective registered capital of our PRC subsidiaries, and must be registered with the local branch of SAFE as a procedural matter. In addition, our capital contributions to our PRC subsidiaries must be approved by MOFCOM or its local counterpart. We cannot assure you that we will be able to obtain these approvals on a timely basis, or at all. If we fail to obtain such approvals, our ability to make equity contributions or to provide loans to our PRC subsidiaries or to fund their operations may be negatively affected, which could adversely affect their liquidity and its ability to fund their working capital and expansion projects and meet their obligations and commitments. In addition, our capital contributions and, in limited circumstances, loans, to Tianwei Yingli also are subject to approvals by Tianwei Baobian, the holder of the minority equity interest in Tianwei Yingli. See “Item 4.A. History and Development of the Company — Joint Venture Contract — Increase or Reduction of Tianwei Yingli’s Registered Capital”.

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

As a Sino-foreign equity joint venture, Tianwei Yingli also is required each year to set aside a percentage, as decided by its board of directors, of its after-tax profits based on PRC accounting standards to its reserve fund, enterprise development fund and employee bonus and welfare fund. As of December 31, 2015, such restricted reserves of Tianwei Yingli amounted to RMB236.9 million (US$36.6 million).

As a foreign investment enterprise, Yingli China is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital, and to set aside a certain amount of its after-tax profits each year, if any, to its employee bonus and welfare fund. These reserves may not be distributed as cash dividends. As of December 31, 2015, such restricted reserves of Yingli China amounted to RMB183.9 million (US$28.4 million).

As a PRC domestic company, Hainan Yingli is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital. These reserves may not be distributed as cash dividends. As of December 31, 2015, such restricted reserves of Hainan Yingli amounted to RMB56.1 million (US$8.7 million).

As a PRC domestic company, Tianjin Yingli is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital. These reserves may not be distributed as cash dividends. As of December 31, 2015, such restricted reserves of Tianjin Yingli amounted to RMB9.7 million (US$1.5 million).

As a PRC domestic company, Lixian Yingli is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital. These reserves may not be distributed as cash dividends. As of December 31, 2015, such restricted reserves of Lixian Yingli amounted to RMB2.0 million (US$0.3 million).

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

The SAFE Notice 142 and SAFE Notice 36 were replaced by SAFE Notice 19 on June 1, 2015. The SAFE Notice 19 expands the reform of administration regarding conversion of foreign currency registered capitals of foreign-invested enterprises pursuant to the SAFE Notice 36 to a nationwide scope. According to the SAFE Notice 19, the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may be used for purposes within the business scope, make payment of equity investment and may not be used to repay inter-enterprise loans or RMB loans already refinanced to any third party.

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

Pursuant to the Implementation Rules of the Administrative Measures on Individual Foreign Exchange, or the Individual Foreign Exchange Rules, promulgated on January 5, 2007 by SAFE and the Notices on Issues concerning the Foreign Exchange Administration for Domestic Individuals Participating in Share Incentive Plans of Overseas-listed Companies , or the Share Option Rules, promulgated in February 2012 by SAFE, which terminated the Operating Procedures on Administration of Foreign Exchange for Domestic Individuals Participating in Employee Share Ownership Plans and Share Option Plans of Overseas-listed Companies issued by SAFE in March 2007, PRC citizens or residents habitually residing in the PRC continuously for over one year, who are granted shares or share options by an overseas-listed company according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas-listed company or qualified PRC agents, to register with SAFE and complete certain other procedures related to the shareholding plan, share option plan or other similar share incentive plans. Concurrent with the registration with SAFE, the PRC subsidiary or qualified PRC agent shall obtain approval for an annual foreign exchange allowance in connection with potential exercises under the shareholding or share option plan as well as an approval for opening a special foreign exchange account in a domestic PRC bank to hold the funds required to exercise such share purchase or share option right, returned principal or profits upon sale of shares, dividends issued on the stock, and any other income or expenditures approved by SAFE. Currently, participating PRC residents’ foreign exchange income received from the sale of shares or dividends distributed by an overseas-listed company must be fully remitted into the domestic foreign currency account before being distributed to such participants. In addition, the PRC agents are required to amend or deregister the registrations with SAFE in case of any material change in, or termination of, the share incentive plans, within the time periods provided by the Share Option Rules. Any failure to comply with such provisions may subject us and the participants of our employee stock option plan who are PRC citizens to fines and legal sanctions and prevent us from further granting options under our employee stock option plan to our employees, which could adversely affect our business operations.

We face risks related to health epidemics and other outbreaks of contagious diseases.

Our business could be adversely affected by the effects of Severe Acute Respiratory Syndrome, or SARS, avian flu, or another epidemic or outbreak. In 2005 and 2006, there were reports on occurrences of avian flu in various parts of China, including a few confirmed human cases. During 2007 and early 2008, there were reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In 2009 and 2010, there were reports on occurrences of swine flu, caused by the H1N1 virus, in Mexico, the United States, China and certain other countries and regions around the world. In 2013, there were reports on occurrences of avian flu, caused by the H7N9 virus, in certain regions in China. An outbreak of avian flu or swine flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, also would have similar adverse effects. The current Ebola virus outbreak in West Africa that began in March 2014 is the largest and most complex Ebola outbreak since the Ebola virus was first discovered in 1976. This Ebola outbreak was declared a Public Health Emergency of International Concern by the World Health Organization on August 8, 2014. These outbreaks of contagious diseases, and other adverse public health developments in China, would have a material and adverse effect on our business operations. These could include restrictions on our ability to travel or to ship our products outside of China, as well as cause temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, swine flu, SARS or any other epidemic.

Risks Related to our ADSs

The market price for our ADSs has been volatile.

The market price for our ADSs has been and will continue to be highly volatile. Since the ADSs became listed on the NYSE on June 8, 2007, the trading prices of the ADSs, after retroactively adjusted to reflect the current ADS-to-ordinary share ratio of one ADS to ten ordinary shares, had ranged from US$3.02 to US$414.0 per ADS. On August 13, 2015, we received a notice from the New York Stock Exchange, or the NYSE, stating that we were not in compliance with the NYSE’s price criteria for continued listing because, as of August 12, 2015, the average closing price of the ADSs was less than $1.00 per ADS over a consecutive 30 trading-day period. Thus, on December 28, 2015, we announced a plan to change the ratio of ADSs to ordinary shares from a ratio of one (1) ADS to one (1) ordinary shares to a ratio of one (1) ADS to ten (10) ordinary shares, which ratio change became effective on December 28, 2015. The corresponding effect on the price of the ADSs also took place on December 28, 2015.

On January 6, 2016, we were notified by the NYSE that we had regained compliance with NYSE’s continued listing criteria regarding the price of the ADSs since the average closing price of the ADSs for the consecutive 30 trading days ended December 31, 2015 and the closing price of the ADSs on December 31, 2015 both exceeded US$1.00. The last reported trading price of our ADSs on May 12, 2016 was US$3.48 per ADS.

The price of our ADSs may continue to fluctuate in response to factors including the following:

•	announcements of any significant change in our business, financial condition and results of operations;

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial projections or estimates about our financial or operational performance by securities research analysts;

•	changes in the economic performance or market valuations of other PV technology companies;

•	addition or departure of our executive officers and key research personnel;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

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

As of May 16, 2016, we had 181,763,770 ordinary shares outstanding, including 128,602,330 ordinary shares represented by ADSs. All ADSs sold in our public offerings are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. All of the remaining ordinary shares outstanding are, subject to the applicable requirements of Rule 144 under the Securities Act, available for sale. If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding stock options, the market price of our ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at such a time and place as we deem appropriate.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. As a holder of ADSs, you will not be treated as one of our shareholders and you will not have shareholder rights. Instead, the depositary will be treated as the holder of the ordinary shares underlying your ADSs. While you may exercise some shareholders’ rights through the depositary and you have the right to withdraw the ordinary shares underlying your ADSs from the deposit facility, such rights are subject to various limitations and restrictions as set forth in the deposit agreement. Under our current articles of association, the minimum notice period required to convene a general meeting is ten days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We plan to make reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you had requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

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

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•	we have failed to provide the depositary with notice of the meeting at least 45 days prior to the date of such shareholders’ meeting;

•	we have informed the depositary in writing that (i) we do not wish a discretionary proxy to be given; (ii) substantial opposition exists with respect to any agenda item for which the proxy would be given; or (iii) the agenda item in question, if approved, would materially or adversely affect the rights of holders of ordinary shares;

•	we have failed to provide the depositary with an opinion of our counsel in form and substance satisfactory to the depositary to the effect that (a) the granting of such discretionary proxy does not subject the depositary to any reporting obligations in the Cayman Islands, (b) the granting of such proxy will not result in a violation of Cayman Islands law, rule, regulation or permit, (c) the voting arrangement and deemed instruction as contemplated in the deposit agreement will be given effect under Cayman Islands law, and (d) the granting of such discretionary proxy will not under any circumstances result in the ordinary shares represented by the ADSs being treated as assets of the depositary under Cayman Islands law; or

•	voting at the meeting is made on a show of hands.

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

The depositary of the ADSs has agreed to pay you the cash dividends or other distributions it or the custodian for the ADSs receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares which your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts are made by the depositary. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under Securities Act any ADSs, ordinary shares, rights or other securities received through such distributions. We have no obligation to take any other action to permit the distribution of the ADSs, ordinary shares, rights or anything else to holders of the ADSs either. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may have a material and adverse effect on the value of your ADSs.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient. In addition, subject to the limitations and requirements under Form F-6 of the SEC, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

As a holder of the ADSs, your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless both the rights and the underlying securities to be distributed to ADS holders are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act to distribute such rights and securities. Accordingly, as a holder of the ADSs, you may not be able to participate in our rights offerings and may experience dilution in your holdings.

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

We are a Cayman Islands company and a substantial majority of our assets are located outside of the United States. A substantial majority of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States and a substantial majority of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It also may be difficult for you to enforce judgments obtained in U.S. courts based on the civil liability provisions of U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of securities laws of the United States or any state thereof. In addition, it is uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or the PRC against us or such persons predicated upon securities laws of the United States or any state thereof.

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

Yingli Green Energy was incorporated on August 7, 2006 in the Cayman Islands as part of a restructuring of the equity interests in Tianwei Yingli in order to facilitate investments by foreign financial investors in Tianwei Yingli and the listing of our shares on an overseas stock market to achieve such investors’ investment goal and exit and liquidity strategies. On August 25, 2006, Yingli Green Energy entered into a Sino-foreign equity joint venture company contract with Tianwei Baobian pursuant to which, among other things, we granted to Tianwei Baobian a right to subscribe for newly issued ordinary shares of us in exchange for all but not part of the equity interest in Tianwei Yingli held by Tianwei Baobian. Tianwei Baobian may exercise this subscription right only after certain conditions (as described below) are satisfied. On September 5, 2006, Yingli Group transferred all of its 51% equity interest in Tianwei Yingli to us in a transaction between entities under common control. As a result of such transfer, Tianwei Yingli became our subsidiary. For financial statements reporting purposes, Tianwei Yingli is deemed to be our predecessor. Through a series of additional equity contributions into Tianwei Yingli, we have increased our holdings to 74.01% of Tianwei Yingli’s equity interests.

In addition to Tianwei Yingli, we also have established or acquired subsidiaries in strategic locations across the PRC, including Haikou, Tianjin, Hengshui, Lhasa, Guangzhou, Beijing, Suzhou, Shandong, Guangxi and Shenzhen to manufacture, assemble or sell PV modules and systems and ancillary materials. On November 5, 2015, Hainan Yingli entered into a Capital Increase Agreement with its shareholder, Haikou National New Hi-Tech Industrial Development Zone Development Holding Co., Ltd., or Haikou National, pursuant to which Haikou National used its land use rights to subscribe for newly issued equity interests in Hainan Yingli and, as a result, Haikou National’s equity interests in Hainan Yingli increased from 4.76% to 26.60%.

In August 2007, we established Yingli Green Energy (International) Holding Company Limited, or Yingli International, a British Virgin Islands company limited by shares, as our wholly-owned subsidiary and the intermediate holding company primarily for the purpose of expanding our international and domestic presence. Under Yingli International, we have established:

•	Yingli Energy (China) Company Ltd., or Yingli China, a PRC limited liability company, as a wholly-owned subsidiary of Yingli International. Yingli China is engaged primarily in the research, manufacturing, sale and installation of renewable energy products.

•	Yingli Green Energy Chile SpA, or Yingli Chile, a Chile limited liability company, as a wholly-owned subsidiary of Yingli international. Yingli Chile is primarily engaged in the sale and marketing of PV products and relevant accessories in Chile.

•	Yingli Green Energy Americas, Inc. or Yingli Americas, a Delaware limited liability company, as a wholly-owned subsidiary of Yingli International. Yingli Americas is engaged principally in the production, sale and marketing of PV products and relevant accessories and investments in renewable energy projects.

•	Yingli Green Energy Capital Holding (Hong Kong) Company Limited or Yingli Capital, a Hong Kong liability company, as a wholly-owned subsidiary of Yingli International. Yingli Capital is engaged principally in import and export trading and investments.

•	Yingli Energy (Beijing) Co., Ltd., or Yingli Beijing, a PRC limited liability company, with Yingli International holding 90% equity interest in Yingli Beijing. Yingli Beijing is engaged primarily in the sale and manufacture of PV modules and PV systems.

•	Yingli Green Energy Singapore Company Pte. Limited, or Yingli Singapore, a Singapore limited liability company, as a wholly-owned subsidiary of Yingli International. Yingli Singapore is engaged primarily in the research and experimental development of electronics.

•	Yingli Green Energy Mexico, or Yingli Mexico, a Mexico liability company, with Yingli International holding 98% of the equity interest in Yingli Mexico. Yingli Mexico is engaged primarily in the sale and marketing of PV modules and PV systems.

Our principal executive offices are located at No. 3399 Chaoyang North Street, Baoding, Hebei Province, People’s Republic of China. Our telephone number at this address is (86 312) 8929-787 and our fax number is (86 312) 8929-800. Our agent for service of process in the United States is located at 489 Fifth Avenue, 9th Floor, New York, NY 10017, USA. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

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

ADM Capital Warrants

In January 2009, Yingli China entered into a credit agreement with ADM Capital for a three-year loan facility of up to US$80.0 million for expanding Yingli China’s production capacity expansion and general corporate uses. In April 2009, Yingli China drew down US$50.0 million of the loan facility and we entered into a warrant agreement whereby we issued to ADM Capital 4,125,000 warrants. Each warrant provides for the right to acquire one ordinary share at an initial strike price of US$5.64, which was based on the 20-trading day volume weighted average closing price per ADS on the NYSE for the period prior to the issuance of the warrant, subject to customary anti-dilution and similar adjustments. In June 2009, we and ADM Capital revised the warrant agreement and modified the terms so that (i) the initial strike price decreased from US$5.64 per share to US$5.06 per share, (ii) upon the exercise of the put option by the warrant holders, we may, at our sole discretion, elect to settle the put price in (a) cash, (b) shares or (c) a combination of cash and shares and (iii) the number of ordinary shares we are obligated to issue upon the exercise of the put option by the warrant holders was capped. In May 2010, 498,612 ordinary shares in the form of ADSs were issued to ADM Capital in connection with its exercise of 825,000 warrants. In November 2010, 511,599 ordinary shares in the form of ADSs were issued to ADM Capital in connection with its exercise of 825,000 warrants. In May 2011, 1,444,060 ordinary shares in the form of ADSs were issued to ADM Capital in connection with its exercise of 2,475,000 warrants. As a result, nil warrants remain outstanding as of the date of this annual report.

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

Change of ADS-to-ordinary share ratio

We received a notice on August 13, 2015 from the New York Stock Exchange (the "NYSE") stating that we were not in compliance with the NYSE's price criteria for continued listing standard because, as of August 12, 2015, the average closing price of our ADSs was less than $1.00 per ADS over a consecutive 30 trading-day period.

In accordance with Section 802.01C of the NYSE's Listed Company Manual, we were provided with a period of six months ("the Cure Period") following receipt of the notice to regain compliance with the minimum share price requirement. Effective on December 28, 2015, we changed the ratio of our ADSs to ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing ten (10) ordinary shares. Pursuant to the ratio change, each shareholder of record at the close of business on December 28, 2015 was required to exchange every ten ADSs then held for one new ADS. On January 6, 2016, we were notified by NYSE that we had regained compliance with NYSE's continued listing criteria.

Joint Venture Contract with Tianwei Baobian

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

In addition, upon Tianwei Baobian and/or Tianwei Group issuing the subscription exercise notice, we and Tianwei Baobian and/or Tianwei Group must sign any and all documents required (e.g. equity purchase agreement, share subscription agreement), take all steps necessary, and obtain all administrative and regulatory approvals, consents, registrations and filings necessary, for Tianwei Baobian and/or Tianwei Group to become the lawful holder and beneficial owner of the subscribed shares newly issued by us, and simultaneously for us to become the lawful holder and beneficial owner of the equity interest in Tianwei Yingli exchanged for those subscribed shares. An equity purchase agreement and/or a share subscription agreement timely executed by Tianwei Baobian and/or Tianwei Group and us will prevail as to the specific terms on which Tianwei Baobian and/or Tianwei Group exercise its or their subscription right, as applicable. However, the provisions of the share subscription agreement must be identical in principle with those set forth in the joint venture contract. Once the necessary agreements have been executed, Tianwei Baobian and Tianwei Group will cooperate with us to complete relevant procedures required by PRC law, including procedures necessary to convert Tianwei Yingli into a wholly foreign-owned enterprise.

Tianwei Yingli’s Registered Capital

Tianwei Yingli currently has a registered capital of approximately RMB3,375 million. We currently hold a 74.01% equity interest in Tianwei Yingli, and Tianwei Baobian and Tianwei Group currently hold the remaining 18.99% and 7%, respectively. The registered capital of a company refers to the total amount of the capital subscribed by holders of such company’s equity interests, as registered with relevant authorities. A shareholder of a company is entitled to the rights to and interests in such company in proportion to the fully paid amount of the registered capital of such company for which such shareholder subscribes or as otherwise agreed by and among such company’s shareholders. Such rights and interests include the rights to nominate directors to the board and to receive dividends in proportion to the fully paid amount of the registered capital subscribed by such equity interest holders or as otherwise agreed among such equity interest holders. Under PRC law, the rights and interests of a shareholder of a limited liability company are generally referred to as “equity interest”.

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

Right of First Refusal

Any party intending to transfer all or part of its equity interest in Tianwei Yingli (such party being the transferring party) is required to send a written notice, or the offer notice, to the other parties (such parties being the non-transferring parties) and to Tianwei Yingli’s board of directors, notifying them of the transferring party’s intent to transfer such equity interest, or the offered interest; the terms and conditions of the proposed transfer; and the identity of the proposed third-party transferee. The non-transferring parties have a right of first refusal in respect of the proposed transfer. Any non-transferring party may exercise its right of first refusal by sending a written notice, or the acceptance notice, to the transferring party within 30 days after receipt of the offer notice, or the 30-day period, notifying the transferring party of such non-transferring party’s intent to acquire all, and not less than all, of the offered interest.

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

Overview

We are one of the world’s leading solar panel manufacturers, and our manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly. As of the date of this annual report, 2016, attributed to our efforts in continuous technological innovations at all levels of our operation and progressive equipment upgrade, we believe that our actual annual manufacturing capacity can reach a maximum of 3,000 megawatts for ingot and wafer, 3,200 megawatt for PV cells and 4,000 megawatts for PV modules. Our products and services substantially cover the entire PV industry value chain, ranging from crystalline polysilicon ingots and wafers, PV cells and PV modules to the manufacture and installation of PV systems, and starting from 2012, to the development and operation of solar projects. We believe that we are one of the leading PV companies in the world to have adopted a vertically integrated business model. Our end-products include PV modules and PV systems of different sizes and power output. We sell PV modules under our own brand names, Yingli and Yingli Solar, to PV system integrators and distributors located in various markets around the world, including China, Japan, the United States, the United Kingdom, Chile, Algeria, Germany, France, South Africa, Turkey and Honduras.

Our Products and Services

Our products and services include the manufacture of polysilicon ingots and wafers, PV cells, PV modules and integrated PV systems and the development and operation of solar projects, which encompass substantially the entire PV industry value chain, with the manufacture of polysilicon feedstock being the only significant exception.

Polysilicon Ingots and Blocks

A polysilicon ingot is formed by melting, purifying and solidifying polysilicon feedstock into a brick-shaped ingot. The polysilicon ingots are then cut into blocks. Currently we mainly produce 800 kilogram multicrystalline polysilicon ingots and our polysilicon blocks are generally available in cuboid with the same face size of 156 millimeters x 156 millimeters and different heights.

Polysilicon Wafers

The polysilicon blocks are then sliced into wafers with wire saws. Thinner wafers enable a more efficient use of polysilicon, and lower the cost per watt of power produced. The thickness of our wafers and the diameter of our wires were 180 microns and 120 microns, respectively, as of December 31, 2015. Our wafers are generally available in the size of 156 millimeters x 156 millimeters. Historically at times when we had produced an excess amount of wafers as a result of the disparity in our wafer manufacturing capacity and the PV cell capacity, we provided excess wafers to third-party toll manufacturers which processed wafers into PV cells and returned the PV cells to us for a processing fee under toll manufacturing arrangements. In 2010, we entered into toll manufacturing arrangements with third-party toll manufacturers, which accounted for a very small percentage of our total production volume. For the year 2012, 2013, and 2014, we did not have any such toll manufacturing arrangement.

Since the middle of 2015, we have experienced lower-than-expected utilization of our production capacity because we did not have sufficient working capital to maintain the full utilization of production facilities as a result of the tight cash flow. This tight cash flow is partially due to our repayment of three-year unsecured medium-term notes in the principal amount of RMB1.2 billion when they matured in May 2015, and our repayment of 70%, or RMB700 million, of five-year unsecured medium-term notes in the principal amount of RMB1.0 billion when they matured in October 2015. As a measure to reduce our operating cash requirements in 2015 and 2016, we have contracted with third parties to allow them operate more than half of our polysilicon ingot and wafer production facilities. These third parties pay us a monthly fee to operate these production facilities, pay the salaries of our staff members employed and utility expenses incurred at such facilities, produce fixed volumes of polysilicon ingots and wafers on a monthly basis, and cover all other manner of operating, ancillary, and raw material expenses of such production. As part of the arrangement, we agree to purchase all of the wafers so produced by said third parties at designated prices, subject to certain adjustments under the relevant agreements. As these third parties would provide all the working capital required for production of the polysilicon ingots and wafers, these arrangements effectively help us finance our production value chain, reduce our working capital requirements, and increase the utilization of our polysilicon ingot and wafer production facilities. Our agreements with these third parties typically have a term of one year. We cannot assure you that we will be able to renew these agreements when they expire or that these third parties will not breach or early terminate the agreements.

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

In addition, we have commercialized 600 megawatts of monocrystalline production capacity for each of monocrystalline ingots and wafers, cells and modules in Baoding, Hebei Province. These production lines are designed to produce next-generation high efficiency monocrystalline PV cells based on the technology developed through Project PANDA, a collaboration project among us, the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells. We achieved an average cell conversion efficiency rate of 20.5% on the PANDA commercial production lines in 2015 with a high record of cell conversion efficiency rate of 21.5% in the lab.

We generally use all of our PV cells (except certain low efficiency PV cells) in the production of our PV modules. However, in 2015, we entered into agreements to process PV cells for third parties as an Original Equipment Manufacturer (OEM) in order to improve the utilization rate of our production capacities.

PV Modules

A PV module is an assembly of PV cells that are electrically interconnected, laminated and framed in a durable and weatherproof package. Historically, we have used toll manufacturing arrangements on a limited scale, and most of our PV modules produced by third-party PV module manufacturers under such toll manufacturing arrangements used PV cells produced by us. In 2015, in order to improve the utilization rate of our production capacities, we entered into agreements to process PV modules for third parties as OEM. Our own PV modules are made with a frame design that we believe enhances their ability to withstand strong wind and vibrations. A majority of our own PV modules are made with PV cells produced by us and have output ranging from 250 to 340 watts. The following table sets forth the major types of modules produced by us:

Dimensions	Weight	Maximum Power	Optimum Operating Voltage
(mm x mm)	(Kilograms)	(Watts)	(Volts)
1640 x 990	18.5	250 - 275	29
1640 x 990	18.5	270 - 290	30
1640 x 990	18.5	275 - 300	30
1960 x 990	25.5	310 - 330	35
1960 x 990	25.5	315 - 340	36

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

Manufacturing

We started producing PV modules in 2002 and started producing polysilicon ingots and wafers in October 2003 and PV cells in March 2004. As of the date of this annual report, we believe that our actual annual manufacturing capacity can reach a maximum of 3,000 megawatts for ingots and wafers, 3,200 megawatts for PV cells and 4,000 for PV modules. We generally use our polysilicon wafers and PV cells as materials in the production of our own PV modules.

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

Manufacturing Capacity

As of the date of this annual report, we believe that our actual annual manufacturing capacity can reach a maximum of 3,000 megawatts for ingots and wafers, 3,200 megawatts for PV cells and 4,000 megawatts for PV modules. We generally use our polysilicon wafers and PV cells as materials in the production of PV modules at our production facilities located in Baoding and Hengshui, Hebei Province, Haikou, Hainan Province and Tianjin.

Solar Project Development and Operation

Project Development in China

We started our solar project development and operation business on a small scale in China in 2012. As of September 2015, we had engaged in the construction of approximately 600 megawatts of PV projects in China and connected approximately 200 megawatts of them to the grid. However, due to China’s nationwide delay in allocating subsidies, the long-term operation of large ground-mounted PV stations would require significant capital. With due consideration of our cash flow challenges, we decided to suspend new downstream development business in China from September 2015 until we regain a healthier financial position. Accordingly, we continued to accelerate the disposition of our downstream PV projects in China in order to collect funds related to our downstream business.

Project Development Overseas

With a strategy on selling rather than holding projects in order to efficiently recycle cash back into the project development portfolio, we have developed a downstream project development business with a portfolio footprint in Europe, Africa and other markets outside of China.

As of the beginning of May 2015, our downstream project portfolio outside of China reached a gross capacity of over 400 MW at various stages, with over 70% of such project portfolio located in emerging African markets. Within our overseas downstream project portfolio, we are invested in 73 MW of projects that we anticipate to exit through 2016 and into 2017.

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

In 2015, we purchased the substantial majority of our raw materials and other consumables (other than polysilicon) from Chinese suppliers. Where possible, we seek to procure raw materials and other consumables from suppliers with proven quality and cost advantages.

Polysilicon is the most important raw material used in our production process. Due to growing global demand for polysilicon, polysilicon prices had increased substantially over the past few years until the fourth quarter of 2008. From the fourth quarter of 2008 to the second quarter of 2009, as the result of increased polysilicon manufacturing capacity and decreased demand for polysilicon due to the global financial crisis in 2008 and 2009, the price of polysilicon decreased significantly. Although the polysilicon price rebounded between the third quarter of 2010 and first quarter of 2011 due to the recovery of demand for PV products in certain markets, the polysilicon price has decreased significantly starting from the second quarter of 2011 as the result of increased polysilicon manufacturing capacity for polysilicon and downward price pressure from the decreasing average selling prices of PV modules. In 2012, polysilicon prices continued to decline and reached a historical low of approximately US$14 per kilogram in November 2012. Partly due to China’s anti-dumping and anti-subsidy investigations against U.S., South Korean and European polysilicon manufacturers, polysilicon prices rebounded slightly since December 2012. Since June 2013, polysilicon price has begun to increase and reached approximately US$22 until the first half of 2014. From the second half of 2014, polysilicon price has slightly decreased and fluctuated under US$20 per kilogram as of May 16, 2016. However, any significant increase in the price for polysilicon in the future would materially and adversely affect our profitability and results of operations.

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

Between 2006 and 2010, we entered into seven long-term supply contracts with Wacker Chemie AG, or Wacker, a German polysilicon supplier, to provide supplies of polysilicon from 2009 through 2013, from 2009 through 2017, from 2010 through 2018, from 2009 through 2011, from 2010 through 2017, from 2011 through 2013 and from 2011 through 2018, respectively. In addition, in February 2008 we entered into one long-term supply agreement with OCI Company Ltd., or OCI, formerly known as DC Chemical, to provide supplies of polysilicon for the period from 2009 through 2013. From 2009 to 2013, we entered into another two long-term supply contracts with OCI, to provide supplies of polysilicon from 2011 through 2015 and from 2012 through 2018, respectively. We also entered into a polysilicon supply contract with Daqo New Energy Corp., or Daqo, formerly known as Sailing, for supplies of polysilicon from the fourth quarter of 2008 through the end of 2010. In August 2010, we entered into another polysilicon supply agreement with Daqo for supplies of polysilicon from 2011 through 2012. In March 2011, we entered into a long-term polysilicon supply agreement with Hemlock Semiconductor Pte. Ltd., or Hemlock, to provide supplies of polysilicon from 2013 through 2020. In November 2011, we and Hemlock agreed to amend this long-term supply agreement to purchase polysilicon starting from 2012 through 2020 instead of 2013 through 2020. In October 2013, we also entered into an agreement with a certain vendor to amend our long-term supply contracts with the vendor to include a price adjustment mechanism that allows the vendor and us to renegotiate the purchase price on a quarterly basis within a specified price range based on prices then prevailing in the open market. Due to fluctuations in polysilicon prices, we successfully negotiated and executed amendments for current purchases on a quarterly or monthly basis with some of these vendors that amended certain commercial terms such as total contract quantity, advance payment arrangements and unit prices for the relevant quarter or month several times in 2013, 2014 and 2015.See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Our polysilicon cost may be higher than the market level as a result of our long-term polysilicon purchase commitment with fixed prices, and we have failed to perform certain of our long-term polysilicon supply contracts according to their original terms”.

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

We have received many types of international certifications for our products and quality assurance programs, which we believe demonstrates our technological capabilities and foster the confidence of our customers. The following table sets forth the major certifications we have received and major test standards our products have met as of May 16, 2016:

Certification or Test Dates	Certification or Test Standard	Relevant Products
February 2004, and renewed in February 2016	ISO 9001:2000 (renewed as ISO 9001:2008) quality system certification, established by the International Organization for Standardization, an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes.	The design and manufacture of crystalline silicon solar modules, solar cells, multi-crystalline silicon wafers and multi-crystalline silicon ingots

April 2004, December 2010 and renewed in February 2012, September 2012 and January 2016	UL certification, authorized by Underwriters Laboratories Inc., an independent, not-for-profit product-safety testing and certification organization in the United States; evaluated in accordance with USL (Standard for Safety, Flat-Plate Photovoltaic Modules and Panels, UL 1703) and CNL (Canadian Other Recognized Document, ULC/ORD-C1703-01, Flat-Plate Photovoltaic Modules and Panels).	Certain models of PV modules

August 2004, July 2005, January 2006, February 2007, May 2007, July 2007, June 2008, May 2009, November 2009, February 2010, August 2010, November 2010, March 2011, April 2011, June 2011, November 2011, December 2011, April 2012, May 2012, March 2014, April 2015	TÜV certification, conducted by TÜV Immissionsschutz und Energiesysteme GmbH, an independent approval agency in Germany, against the requirements of Safety Class II Test (Crystalline terrestrial Photovoltaic (PV) Modules — Design qualification and type approval, IEC61215:2005, Photovoltaic (PV) module safety qualification, IEC61730 • :2004, factory inspection certification, IEC 61215:2005 and IEC 61730:2004, salt mist corrosion testing, IEC 61701:2011, and ammonia corrosion testing, IEC EN 61215 on PV modules.	Certain models of PV modules

January 2007 and renewed in February 2016	ISO 14001: 2004 certification for environment management system.	The design and manufacture of crystalline silicon solar modules, solar cells, multi-crystalline silicon wafers and multi-crystalline silicon ingots

November 2009	CEC-California, conducted by UL, against UL and IEC standard.	Certain models of our PV modules

July 2010 and renewed in June 2012	“Golden Solar” certification by CGC, against the requirements of IEC61215:2005.	Certain models of our PV modules

March 2011	“Golden Solar” certification by CGC, against the requirements of IEC61215:2005.	PANDA series modules

August 2011 and August 2012	JET certification, conducted by Japan Electrical Safety & Environment Technology Laboratories, an independent approval agency in Japan, against the requirement of IEC61215:2005 and IEC61730:2004	Certain models of our PV modules

August 2011	MCS certification authorized by United Kingdom Accreditation Service (UKAS), a non-profit independent certification company, against the requirements of MSC 010-1.5 and MSC 005-2.3.	Certain models of our PV modules

September 2011	KEMCO certification, conducted by South Korea Energy Management Corporation in South Korea, against the requirements of IEC61215:2005 and IEC61730:2004.	PANDA series modules

October 2011	Inmetro certification, conducted by Inmetro in Brazil, against IEC or UL standard.	Certain models of our PV modules

July 2012 and renewed in August 2014	PCCC certification, conducted by Power (Beijing) Product Certification Center Co., Ltd, against IEC 61215:2005 and IEC 61730:2004.	Certain models of our PV modules

August 2012	TÜV certification, conducted by TÜV Rheinland Japan Ltd, against the requirement of JIS Q 8901:2012.	PV modules requirement for reliability assurance system (design, production and performance guarantee)

May 2013	CEC-Australian certification, conducted by Clean Energy Council Limited, against IEC 61215:2005 and IEC 61730:2004.	Certain models of our PV modules

May 2013	SGS certification, conducted by SGS-CSTC Standard Technical Service (Shanghai) Co., Ltd, against IEC 61215:2005, IEC 61730:2004 and IEC 60068-2-68 blowing sand test.	Certain models of our PV modules

June 2013 and renewed in April 2015	TÜV certification, conducted by TÜV SUD Product Service GmbH, against the requirements of IEC 61215:2005, IEC 61730:2004 and IEC 82/685/NP PID-free.	Certain models of our PV modules

Markets and Customers

Our products are sold in China’s domestic market and in various international markets, including, among others, Japan, the United States, Turkey, France, Germany and the United Kingdom. The following table sets forth the revenues generated from our major markets as percentages of our net revenues for the periods indicated.

	Year Ended December 31,
	2013	2014	2015
	%	%	%
PRC	33.9	35.2	40.9
Japan	7.2	19.3	27.3
United States	21.7	17.8	12.5
Turkey	0.2	0.9	5.5
France	1.2	1.5	3.6
Germany	18.2	5.2	1.7
United Kingdom	3.0	7.7	0.8

For a breakdown of our net revenue by geographic regions for 2013, 2014 and 2015, see Note (26) to our audited consolidated financial statements included elsewhere in this annual report.

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

We employ a total of approximately 107 marketing and sales personnel at our headquarters in Baoding and also in other locations including Beijing, Suzhou, Shenzhen, Shandong, Hainan and Tibet. We believe that the adoption of China’s Renewable Energy Law and the PRC government’s commitment to developing sources of renewable energy will contribute to rapid growth of the PV market in China. We plan to leverage our existing relationships with end-users to increase our sales in China, especially our sales of PV systems. As part of our efforts to expand overseas, we have built a sales team of 169 representatives located in the United States, Japan, Germany, France, Spain, Turkey, South Africa, Brazil, Chile, Australia, Singapore and Mexico and expect to further expand our overseas sales force in the future.

In order to build more direct relationships with our customers, we have actively promoted our brand name by participating in trade shows and exhibitions, advertising in newspapers and trade magazines, and securing various sponsorships. For example, to strengthen our leadership position in our existing markets and to establish our presence in emerging markets, we became an official sponsor of the 2014 FIFA World Cup Brazil TM in June 2011. Our sponsorship rights included ticketing and hospitality rights, perimeter-board advertising, as well as the right to use the FIFA World CupTM emblems and logo. We expect our sponsorship activities to increase business opportunities in Brazil and other regions in Latin America. On December 10, 2013, we launched the 2014 FIFA World Cup™ official campaign “All under One Sun”. With the theme of “All under One Sun”, we promoted solar and the concept of sustainability to every corner of the world. We also were an official sponsor of the 2010 FIFA World CupTM in South Africa. In August 2011, we became the first official renewable energy partner of U.S. Soccer. Through the end of 2014, we supported U.S. Soccer’s ongoing efforts to develop the game of soccer at all levels, as well as working with U.S. Soccer to provide solar energy for local athletic centers in disadvantaged communities across the U.S. On January 22, 2011, we became an Official Premium Partner of FC Bayern München, or FCB, one of the most successful and popular football clubs in the world. Under this sponsorship, we have a series of marketing rights, including ticketing and hospitality, advertising and media/public relations, as well as the right to market and sell our solar products in official FCB fan shops. In 2012, we hosted the first “Yingli Cup” in Beijing, China, which was a match between FC Bayern München, one of the most successful football clubs in the world, and Beijing Guoan, one of the most popular football clubs in China. “Yingli Cup” was appointed as part of the official activities for the Fortieth Anniversary of Sino-German Diplomatic Relations. In 2014 and 2015, we sponsored junior football players from China, Japan and Thailand to compete with other talented young football players from all over the world in the final tournament of the FC Bayern Youth Cup at FC Bayern’s home stadium in Munich, Germany. The “Youth Cup” is an international charity youth competition initiated by the FCB with support from several sponsors around the world including us.

Customer Support and Services

We provide customer support and services in China through dedicated teams of technical service personnel in different locations including Baoding, Beijing, Shenzhen, Tianjin, Hainan, Suzhou, Shandong and Tibet. Our customer support and services teams coordinate their activities with our marketing, technology, quality and manufacturing departments.

We provide customer support and service to overseas customers through our overseas subsidiaries and regional headquarters located in our major markets, such as the United States, Japan, Germany, France, Spain, Turkey, South Africa, Brazil, Chile, Australia, Singapore and Mexico. Before September 30, 2011, our PV modules were typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty against declines of more than 10% and 20% of initial power generation capacity, respectively. From October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nominal power output for 10 years, and 80.7% of nominal power output for a period of 25 years for multicrystalline PV modules and 98.0% of nominal power output for the first year, 92.0% of nominal power output for 10 years, and 82.0% of nominal power output for a period of 25 years for monocrystalline Panda PV modules. From September 1, 2014, we updated our warranty terms to guarantee 91.2% of nominal power output for 10 years and 80.7% of nominal power output for 25 years for multicrystalline PV modules, and to guarantee 98.0% of nominal power output for the first year, 92.2% of nominal power output for 10 years, and 82.4% of nominal power output for 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with a linear-based warranty which guarantees each year of power output during the twenty-five-year warranty period. In 2012, we entered into a module performance warranty insurance agreement with Munich Re’s specialty primary insurers. According to the agreement, both of us will provide additional economic security for large-scale commercial and utility project developers, investors and debt providers during the period from October 1, 2012 to September 30, 2013. In December 2013, we entered into a similar module performance warranty insurance agreement with another insurance company for the same scope of beneficiaries for the period from January 1, 2014 to December 31, 2014, and renewed the agreement in March 2015 and January 2016 for the period from January 1, 2015 to December 31, 2015 and from January 1, 2016 to December 31, 2016, respectively. In 2014, we launched the new comprehensive warranty, and the PV modules achieved PID resistance identification according to the IEC standard. Nevertheless, we bear the risk of warranty claims long after we have sold our products and recognized revenues. Because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate, and because our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty provided by us for our products will be adequate in light of the actual performance of our products. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Unsatisfactory performance of or defects in our products may cause us to incur additional warranty expenses, damage our reputation and cause our sales to decline”.

Intellectual Property

We have registered our trademarks “Yingli” and “Yingli Solar” in China. We have full rights to use “Yingli Solar” in a number of foreign jurisdictions where we sell or plan to sell our products, including all members of the European Union, the United States and Canada. As of May 16, 2016, we have been granted 1,257 patents and are applying for 143 patents. We rely on a combination of patent, trademark, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Aside from the know-how available in the public domain, we have developed in-house unpatented technical know-how that we use to manufacture our products. Many elements of our manufacturing processes involve proprietary know-how, technology or data, either developed by us in-house or transferred to us by our equipment suppliers, which are not covered by patents or patent applications, including manufacturing technologies and processes and production line and equipment designs. We have taken security measures to protect these elements. Substantially all of our research and development personnel are parties to confidentiality, non-compete and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop during the terms of their employment with us. We also take other precautions, such as internal document and network assurance and using a separate dedicated server for technical data. Since our inception we have not had any material intellectual property claims brought against us. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry —Our limited intellectual property protection both within and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, either of which may have a material and adverse effect on our business, results of operations and financial condition”.

Competition

The PV market is intensely competitive and rapidly evolving. The supply of PV products has rapidly increased due to the growth of actual and forecasted demand for PV products and relatively low barriers to entry. The weakened demand for PV modules due to weakened macroeconomic conditions and tightened credit for PV project financing, combined with the increased supply of PV modules in recent years, have caused the price of PV modules to decline since the beginning of the fourth quarter of 2008. Since the last quarter of 2012, the price of PV modules has remained relatively stable primarily due to the shake-out of certain uncompetitive production capacity and increased demand worldwide. Demand started to increase from the second half of 2013 and the prices of PV modules slightly increased at the same time. However, prices of PV modules slightly declined again in 2015. We expect that the prices of PV products, including PV modules, may continue to slightly decrease due to continued reductions in the cost of their manufacture. If we fail to attract and retain customers in our target markets for our current and future core products, namely PV modules and PV systems, we will be unable to increase our revenues and market share.

In 2013, 2014 and 2015, a significant portion of our revenues have derived from overseas markets, including Japan, the United States, Chile, Algeria, France, Germany, Turkey, the United Kingdom, Honduras and South Africa. In these markets, we compete with both local and international producers of solar products, including PV module manufacturers such as SunPower Corporation, thin film solar module manufacturers such as First Solar, Inc., and integrated PV product manufacturers such as SolarWorld AG, Renewable Energy Corporation and Trina Solar Limited. In 2015, sales in China accounted for approximately 40.9% of our total revenues, compared to approximately 35.2% in 2014. We expect more competition from local PV module manufacturers in China as we continue to expand in the China market.

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

With respect to large integrated PV system projects, we compete primarily in terms of price, design and construction experience, aesthetics and conversion efficiency. We face competition from other providers of renewable energy solutions, including developers of PV, solar thermal and concentrated solar power systems, and developers of other forms of renewable energy projects, including wind, hydropower, geothermal, biomass, and tidal. In particular, to the extent other solar module manufacturers become more vertically integrated, we expect to face increased competition from such companies in the PV system project market. We also face competition from other EPC companies and joint venture type arrangements between EPC companies and solar companies. While the decline in PV modules prices over the last several years has led to increased demand for solar electricity worldwide, competition at the systems level can be intense, thereby exerting downward pressure on systems level profit margins across the industry, to the extent that competitors are willing and able to bid aggressively low prices for new projects and power purchase agreements, or PPAs, using low cost assumptions for modules, Balance of System components, installation, maintenance and other costs. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry —We face intense competition in the PV modules and PV system markets. Our PV products compete with different solar energy systems, as well as with other sources of renewable energy in the alternative energy market. We cannot guarantee that we will continue to compete effectively in the markets in which we operate. Our failure to adapt to changing market conditions and to compete successfully with existing or future competitors would have a material and adverse effect on our business, prospects and results of operations”.

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

We have devoted significant efforts to technological innovation and progressive equipment upgrades in some of our manufacturing facilities to improve our production efficiency. Due to these technological innovations and equipment upgrades, our utilization rate in these manufacturing facilities was increased. Actual production capacity of HainanYingli’s manufacturing facilities even exceeded the original capacity permitted by its existing environmental assessment approvals. On March 6 and March 12, 2014, Hainan Yingli received notices from the Department of Land, Environment and Resources of Hainan Province, or the Hainan LER Department, and the Haikou Municipal Environmental Protection Bureau, respectively, requesting Hainan Yingli to (i) suspend partially its production lines, and (ii) apply for new environmental impact assessments for its increased production capacity due to equipment upgrades. In addition, three fines were levied against Hainan Yingli in a total amount of approximately RMB0.27 million. Hainan Yingli worked closely with the relevant local governmental authorities for the new environmental impact assessments and to re-obtain the trial production permits. On May 16, 2014, Hainan Yingli obtained trial production permits from the Hainan LER Department and on October 29, 2014, the Hainan LER Department approved Hainan Yingli’s environmental impact assessment. On December 12, 2014, Hainan Yingli obtained a Pollutant Discharge Permit from Hainan LER Department, which was valid until December 12, 2015. On March 26, 2015, Hainan Yingli received a notice from the Haikou Municipal Environmental Protection Bureau, demanding payment of an environmental penalty in an amount of RMB62,630.40, and Hainan Yingli paid the penalty amount in full in April of 2015. On December 12, 2015, Hainan Yingli obtained a renewed Pollutant Discharge Permit from Hainan LER Department, which Permit is valid until December 22, 2017.

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

Insurance

We maintain an insurance policy covering losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our inventory, fixed assets and ongoing projects amounted to approximately RMB15,366.9 million as of the date of this annual report. We also maintain insurance policies in respect of marine, air and inland transit risks of our products. In addition, we have obtained product liability insurance coverage. The insurance policy covers bodily injuries and property damage caused by products we have sold, supplied or distributed up, to specified limits. We do not maintain any insurance coverage for business interruption or key-person life insurance for our executive officers. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material and adverse effect on our results of operations. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We have limited insurance coverage and may incur uncovered losses resulting from business interruption or natural disasters”.

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

On March 23, 2009, the MOF issued the Provisional Measures for Administration of Government Subsidy Funds for Application of Solar Photovoltaic Technology in Building Construction, which outlined a subsidy program dedicated to rooftop PV systems with a minimum peak capacity of 50 kilowatt-peak.

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

On November 29, 2011, the MOF, the NDRC and the NEA jointly issued the Interim Measures for the Administration of Levy and Use of Renewable Energy Development Fund, which provides that development funds for renewable energy include designated funds arranged by the public budget of national finance, and renewable energy tariff surcharge collected from electricity consumers. Solar power projects can only receive central government subsidies after completing certain administrative and perfunctory procedures with the relevant authorities of finance, price and energy to be qualified for such subsidy.

In order to be qualified for such subsidy, ground-mounted projects submit applications to the relevant provincial authorities; and in accordance with the Circular on Issues Concerning Implementing Electric Quantity-based Subsidy Policy for Distributed Generation Projects issued by the MOF on July 24, 2013, rooftop DG projects submit applications to the grid enterprises in the area where the projects are located. After preliminary review of the applications, the provincial authorities will jointly report to the MOF, the NDRC and the NEA, and the MOF, the NDRC and the NEA will have final review on such applications to decide whether to list in the subsidy catalog.

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

On November 26, 2013, the MOF announced that electricity generated by distributed PV systems for their own use is exempted from paying governmental charges of additional renewable energy tariffs, funding of major national water conservancy construction projects, large and medium-sized reservoir settlement support and rural loans. On the same date, the NEA promulgated the “Interim Measures for the Administration of PV Power Generation”, which clarify that the state department in charge of energy and its local counterparts are responsible for supervising PV projects.

On February 12, 2014, the NEA circulated the target for national solar installations in 2014 to be 14 gigawatts, 6 gigawatts of which would be targeted for utility scale, 8 gigawatts for distributed generation. The NEA revised this installations target to 13 gigawatts in August due to slower than expected growth in the first half of 2014.

Also on February 12, 2014, the NEA released a list of 81 “New Energy Demonstration Cities” and eight “industrial demonstration parks” in 28 cities and 8 provinces respectively. These cities and zones are required to achieve their respective mandatory targets in terms of solar PV installations and the percentage of installed renewable energy power generation capacities by the end of 2015, or the end of the 12th Five-Year Plan.

In February 2014, the Certification and Accreditation Administration and the NEA jointly issued the “Implementation Opinions on Strengthening the Testing and Certification of PV Products”. The implementation opinions specify that only certified PV products may be connected to the power grid or receive government subsidies. The institutions that certify PV products must be approved by the Certification and Accreditation Administration. According to the implementation opinions, PV products that are subject to certification include PV battery parts, inverters, control devices, confluence devices, energy storage devices and independent PV systems.

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

In March 2015, the NEA promulgated the Circular on Implementing Plans of PV Generation Construction for 2015, which announced that the total target increase in PV power generation capacity of ground-mounted projects for 2015 will be 17.8 gigawatts and indicated that rooftop distributed solar projects and ground-mounted projects intended for self-use would no longer be subject to quota requirement.

On March 20, 2015, the NDRC and the NEA issued a directive opinion emphasizing that the relevant provincial authorities must strengthen implementation of provisions regarding the purchase of the full amount of electricity generated by renewable energy and avoid any curtailment of solar power projects. In addition, the directive opinion also stated that electricity generated by clean energy is encouraged to be sold directly to consumers in regions having an ample supply of clean energy, and the relevant parities must coordinate the trans-provincial supply of electricity and power transmission capability, in order to maximize the utilization of clean energy.

On June 1, 2015, the NEA, the MIIT and the Certification and Accreditation Administration of the People’s Republic of China (CNCA) issued the Directive Opinions on Promoting the Advanced PV Applications and PV Industry Upgrading, which signaled strict implementation of market access for PV products. For example, the conversion rate of multicrystalline PV modules and monocrystalline PV modules should be no less than 15.5% and 16%, respectively. The NEA also launched a “Top Runner” program to promote advanced PV products, which program requires that the conversion rate of multicrystalline PV modules and monocrystalline PV modules should be more than 16.5% and 17%, respectively.

In September 2015, the NEA issued a notice to raise China’s PV installation target to 23.1 gigawatts from 17.8 gigawatts for 2015.

On November 27, 2015, the State Forestry Administration released a notice to specify the scope of forest land that can be used for the construction of PV power stations. On December 2, 2015, the Ministry of Land and Resources also issued a notice to standardize the approval and use of land during the development of PV projects.

On December 22, 2015, the People’s Bank of China (PBOC) issued the Project Catalog Supported by Green Bonds, in which the PBOC encouraged financial institutions to issue bonds supporting the development of PV and other green industries.

On December 24, 2015, the NDRC issued the Notice on Improving Benchmark Price Policy of Onshore Wind Power and PV Power. According to this new policy, a new feed in tariff of RMB0.8, RMB0.88, or RMB0.98 will apply to PV projects registered after January 1, 2016, with the specific feed in tariff rate to vary according to the location of the PV project.

On March 3, 2016, the NEA announced the guiding opinions on Renewable Portfolio Standard (RPS). Under the RPS, each province/city is required to consume a certain amount of the renewable energy (mainly wind power & solar power) in total energy consumption, with a target national average of 9%, as compared to the current national average of 4%.

On March 23, 2016, the NDRC, the NEA, the Poverty Alleviation and Development Office of the State Council (PDOS), the China Development Bank (CDB) and the Agricultural Development Bank of China (ADBC) jointly issued the Opinion on Implementing PV Power Generation for Alleviating Poverty, in which the government requires developing PV power generation facilities in about 35 thousand villages to help alleviate poverty in these villages.

On March 24, 2016, the NDRC issued the Notice on Issuing the Measures for the Administration of the Guaranteed Buyout of Electricity Generated by Renewable Energy Resources. According to this notice, grid enterprises will buy all electricity generated by renewable energy resources within government plans.

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

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law, or the EIT Law, and adopted a uniform income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The EIT Law became effective on January 1, 2008. The EIT Law provides a five-year transition period from its effective date for enterprises that were established before the promulgation date of the EIT Law and which enterprises were entitled to preferential tax rates and treatments under the then effective tax laws or regulations. On December 26, 2007, the PRC government issued detailed implementation rules regarding the transitional preferential policies. Furthermore, under the EIT Law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to a preferential enterprise income tax rate of 15%. The Ministry of Science and Technology, the MOF and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises on January 29, 2016 to replace the previous regulations issued on April 24, 2008, but have yet to issue new guidelines to replace the Guidelines for the Recognition of High and New Technology Enterprises issued on July 8, 2008.

Under the effective tax laws and regulations, Tianwei Yingli, as a foreign invested enterprise engaged primarily in manufacturing and having been in operation for more than ten years, was entitled to a two-year exemption from the enterprise income tax from its first profit-making year following its conversion into a Sino-foreign equity joint venture company, which exemption specifically was effective in 2007 and 2008, and a 50% reduction in the subsequent three years, from 2009 to 2011. Accordingly, Tianwei Yingli was subject to enterprise income tax at a rate of 12.5% from 2009 to 2011. In August 2011, Tianwei Yingli renewed the certificate for its status as a “High and New Technology Enterprise” and extended the preferential income tax period for another three years starting from 2011. As a result, Tianwei Yingli was entitled to a preferential EIT rate of 15% for 2012 and 2013. In August 2014, Tianwei Yingli renewed the certificate for its status as a “High and New Technology Enterprise” and extended the preferential income tax period for another three years starting from 2014. As a result, Tianwei Yingli is entitled to a preferential EIT rate of 15% from 2014 to 2016. Yingli China was established in October 2007 and was originally recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in December 2008. In August 2011, Yingli China renewed the certificate for its status as a “High and New Technology Enterprise” and extended the preferential income tax period for another three years starting from 2011. As a result, Yingli China was entitled to a preferential EIT rate of 15% from 2011 to 2013. In August 2014, Yingli China renewed the certificate for its status as a “High and New Technology Enterprise” and extended the preferential income tax period for another three years starting from 2014. As a result, Yingli China is entitled to a preferential EIT rate of 15% from 2014 to 2016. Hainan Yingli, located in the Hainan special economic zone, was established in September 2009 and was originally recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in September 2011. Therefore, Hainan Yingli was entitled to a two-year tax exemption from the enterprise income tax for the first two years of its operation, and a 50% reduction in the subsequent three years upon generating any operational revenues. Hainan Yingli elected to defer the commencement of the abovementioned tax holidays until January 1, 2011. Therefore, Hainan Yingli is entitled to an exemption from EIT from 2011 to 2012 and a preferential EIT rate of 12.5% from 2013 to 2015. Tianjin Yingli, located in Tianjin, was established in March 2011 and was originally recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in July 2013. Therefore, Tianjin Yingli is entitled to a preferential EIT rate of 15% from 2013 to 2015. Lixian Yingli, located in Lixian, Hebei Province, was established in June 2010 and was originally recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in July 2013. Therefore, Lixian Yingli is entitled to a preferential EIT rate of 15% from 2013 to 2015. Hengshui Yingli, located in Hengshui, Hebei Province, was established in April 2011 and was originally recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in July 2013. Therefore, Hengshui Yingli is entitled to a preferential EIT rate of 15% from 2013 to 2015.

Furthermore, continued qualification as a “High and New Technology Enterprise” is subject to a review every three years by relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. If renewed after our reapplication and relevant government authorities’ review and annual evaluation, a “High and New Technology Enterprise” status will enable Tianwei Yingli, Yingli China, Tianjin Yingli, Lixian Yingli, Hengshui Yingli and Hainan Yingli to continue to enjoy the preferential income tax rate of 15% for another three years. These entities have passed all previous reviews and evaluations by relevant PRC government authorities for this qualification, and we expect them in the future to continue to pass such reviews and evaluations.

Moreover, the EIT Law and its implementation rules impose a 10% withholding tax, unless reduced by a tax treaty or agreement, for distributions of dividends in respect of earnings accumulated beginning on January 1, 2008 by a foreign investment enterprise to its immediate overseas holding company, insofar as the latter is treated as a non-resident enterprise. See “Item 3.D. Risk Factors — Risks Related to Doing Business in China — Dividends we may receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax”.

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

On February 3, 2015, the State Administration of Taxation issued the Bulletin on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Bulletin 7, which replaced or supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or Circular 698, issued by the State Administration of Taxation, on December 10, 2009. Pursuant to this Bulletin, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises may be re-characterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. According to Bulletin 7, “PRC taxable assets” include assets attributed to an establishment in China, immoveable properties located in China, and equity investments in PRC resident enterprises, in respect of which gains from their transfer by a direct holder, being a non-PRC resident enterprise, would be subject to PRC enterprise income taxes. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, features to be taken into consideration include: whether the main value of the equity interest of the relevant offshore enterprise derives from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income mainly derives from China; whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature which is evidenced by their actual function and risk exposure; the duration of existence of the business model and organizational structure; the replicability of the transaction by direct transfer of PRC taxable assets; and the tax situation of such indirect transfer and applicable tax treaties or similar arrangements. In respect of an indirect offshore transfer of assets of a PRC establishment, the resulting gain is to be included with the enterprise income tax filing of the PRC establishment or place of business being transferred, and would consequently be subject to PRC enterprise income tax at a rate of 25%. Where the underlying transfer relates to the immoveable properties located in China or to equity investments in a PRC resident enterprise, which is not related to a PRC establishment or place of business of a non-resident enterprise, a PRC enterprise income tax at 10% would apply, subject to available preferential tax treatment under applicable tax treaties or similar arrangements, and the payer bears the withholding obligation. Where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such the tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired from a transaction through a public stock exchange.

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

Furthermore, the State Administration of Taxation promulgated the Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement s in October 2009, or Circular 601, which provides guidance on determining whether a resident of a contracting country is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for treaty benefits. The conduit company normally refers to a company that is set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. It remains unclear whether any dividends to be distributed by us to our non-PRC shareholders and ADS holders whose jurisdiction of incorporation has a tax treaty with China providing for a different withholding arrangement will be entitled to the benefits under that withholding arrangement.

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

SAFE promulgated SAFE Circular 37, on July 4, 2014, which replaced SAFE Notice 75 promulgated by SAFE on October 21, 2005. SAFE Circular 37 requires PRC residents to register with local branches of SAFE in connection with their direct establishment or indirect control of an offshore entity, for the purpose of overseas investment and financing, with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests, referred to in SAFE Circular 37 as a special purpose vehicle. SAFE Circular 37 further requires amendment to the registration in the event of any significant changes with respect to the special purpose vehicle, such as increase or decrease of capital contributed by PRC individuals, share transfer or exchange, merger, division or other material event. In the event that a PRC shareholder holding interests in a special purpose vehicle fails to fulfill the required SAFE registration, the PRC subsidiaries of that special purpose vehicle may be prohibited from making profit distributions to the offshore parent and from carrying out subsequent cross-border foreign exchange activities, and the special purpose vehicle may be restricted in its ability to contribute additional capital into its PRC subsidiary. Furthermore, failure to comply with the various SAFE registration requirements described above could result in liability under PRC law for evasion of foreign exchange controls. On February 13, 2015, SAFE released the Notice on Further Simplifying and Improving Policies for the Foreign Exchange Administration of Direct Investment, or SAFE Circular 13, which has taken effective from June 1, 2015. According to this notice, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37. However, since the notice has not yet come into force, there exist high uncertainties with respect to its interpretation and implementation by governmental authorities and banks.

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

The SAFE Notice 142 has been replaced by the SAFE Notice 19, which was issued by SAFE on March 30, 2015 and became effective on June 1, 2015. According to the SAFE Notice 19, a foreign invested enterprise is allowed to settle its foreign exchange capital on a discretionary basis according to the actual needs of their business operation and provides the procedures for foreign invested enterprises to use Renminbi converted from foreign-denominated registered capital of a foreign-invested enterprise for equity investment. Nevertheless, the SAFE Notice 19 also reiterates the principle that Renminbi converted from foreign currency-denominated registered capital may not be directly or indirectly used for purposes beyond its business scope. There are still uncertainties on how the SAFE Notice 19 will be interpreted and implemented in practice. Those restrictions may significantly limit our ability to transfer the net proceeds from our financings to our PRC subsidiaries, which may adversely affect the business expansions of our PRC subsidiaries, and we may not be able to convert net proceeds from our financings into Renminbi to invest in or acquire any other PRC companies.

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

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our significant subsidiaries as of May 16, 2016.

Yingli Green Energy Holding Company Limited (Cayman Islands) (1)
Baoding Tianwei Baobian Electric Co., Ltd. (2) (PRC) (1)
Baoding Tianwei Group Co., Ltd. (3) (PRC) (1)
100%
74.01% (4)
18. 99%
7%
Yingli Green Energy (International) Holding Company Limited or Yingli International (5) (British Virgin Islands) (1)
Baoding Tianwei Yingli New Energy Resources Co., Ltd. (6) (PRC) (1)
100%
90%
100%
100%
100%
98%
100%
Yingli Energy (China) Co., Ltd. or Yingli China (7) (PRC) (1)
Yingli Energy (Beijing) Co., Ltd. or Yingli Beijing (8) (PRC) (1)
Yingli Green Energy Capital Holding (Hong Kong) Company Limited (9) (Hong Kong) (1)
Yingli Green Energy Singapore Company Pte. Limited or Yingli Singapore(10) (Singapore) (1)
Yingli Green Energy Chile SpA or Yingli Chile(11) (Chile) (1)
Yingli Green Energy Mexico SA DE CV(12) (Mexico) (1)
Yingli Green Energy Americas, Inc. or Yingli Americas(13) (Delaware) (1)
89.79%
100%
100%
100%
100%
Hainan Yingli New Energy Resources Co., Ltd. or Hainan Yingli (14) (PRC) (1)
Yingli Green Energy Japan Co., Ltd. or Yingli Japan (15) (Japan) (1)
Yingli Green Energy South Africa or Yingli South Africa (16) (South Africa)(1)
Yingli Green Energy Luxembourg S.A.R.L or Yingli Luxembourg (17) (Luxembourg) (1)
Yingli Green Energy Australia Pty. Ltd. or Yingli Australia (18) (Australia) (1)
100%
60%
100%
Yingli Green Energy Europe GmbH or Yingli Europe (19) (Germany) (1)
Yingli Green Energy South East Europe GmbH (20) (Germany) (1)
Yingli Green Energy Spain, S.L.U. or Yingli Spain (21) (Spain) (1)

(1)	Indicates jurisdiction of incorporation.

(2)	The principal business of Tianwei Baobian is the manufacture of large electricity transformers. The common shares of Tianwei Baobian are listed on the Shanghai Stock Exchange. Tianwei Baobian is controlled and 25.66% owned by Baoding Tianwei Group Co., Ltd., or Tianwei Group, a wholly state-owned limited liability company established in the PRC, which is in turn controlled by China South Industries Group Corporation.

(3)	The principle business of Baoding Tianwei Group is the production of transformers, CT and reactors applied on power distribution and power generation station.

(4)	Indicates the percentage as of May 16, 2016.

(5)	The principal business of Yingli International is the sale and marketing of PV products and relevant accessories and investments in renewable energy projects.

(6)	The principal business of Tianwei Yingli is the design, manufacture and sale of PV modules and the design, assembly, sale and installation of PV systems.

(7)	The principal business of Yingli China is the research, manufacture, sale and installation of renewable energy products.

(8)	The principal business of Yingli Beijing is the sale and manufacture of PV modules and PV systems.

(9)	The principal business of Yingli Green Energy Capital (Hong Kong) is import and export trading and investments holding.

(10)	The principal business of Yingli Singapore is the research and experimental development on electronics.

(11)	The principal business of Yingli Chile is the sale and marketing of PV products and relevant accessories in Chile.

(12)	The principal business of Yingli Mexico is the sale and marketing of PV products and relevant accessories in Mexico.

(13)	The principal business of Yingli Americas is the sale and marketing of PV products and relevant accessories and investments in renewable energy projects.

(14)	The principal business of Hainan Yingli is the research, manufacture, sale and installation of renewable energy products.

(15)	The principal business of Yingli Japan is the sale and marketing of PV products and relevant accessories in Japan.

(16)	The principal business of Yingli South Africa is the sale and marketing of PV products and relevant accessories in South Africa.

(17)	The principal business of Yingli Luxembourg is import and export trading and investments holding in Luxembourg.

(18)	The principal business of Yingli Australia is the sale and marketing of PV products and relevant accessories in Australia.

(19)	The principal business of Yingli Europe is the sale and marketing of PV products and relevant accessories in Europe.

(20)	The principal business of Yingli South East Europe is the sale and marketing of PV products and relevant products in Greece, Cyprus, the Balkans and the Middle East.

(21)	The principal business of Yingli Spain is the sale and marketing of PV products, relevant accessories and investments in renewable energy projects, as well as after sales services.

D.	Property, Plants and Equipment

Our principal executive offices are located at No. 3399 Chaoyang North Street in the National New and High-technology Industrial Development Zone in Baoding, China. We conduct our research, development, manufacturing and management operations in sites located in Baoding, Hebei Province, Hengshui, Hebei Province, Tianjin and Haikou, Hainan Province:

Facility Number	Products	Location	Plant Size (Square Meters)	Duration of Land Use Right	Major Equipment
1.	Ingots, wafers, cells, modules	Baoding, Hebei Province	25,842	March 2006 to June 2050 (a plot of 24,579 square meters); December 2006 to November 2050 (a plot of 1,263 square meters)	Furnace, wire saw, wires quarter, diffusion furnace, sintering furnace, PECVD antireflection coatings manufacturing equipment, automatic printer, laminating machine, solar cell module production line before and after component lamination, automatic glue-spreads working station, solar cell module testing device

2.		Baoding, Hebei Province	232,158	December 2009 to December 2056 (a plot of 104,745 square meters); December 2009 to December 2056 (a plot of 102,886 square meters); and August 2010 to April 2060 (a plot of 24,527 square meters)	Same as above

3.		Baoding, Hebei Province	207,036	February 2010 to November 2059 (a plot of 163,579 square meters); December 2011 to December 2060 (a plot of 43,457 square meters)	Same as above

4.		Baoding, Hebei Province	11,698	September 2006 to August 2056 (a plot of 5,807 square meters); September 2006 to December 2049 (a plot of 5,891 square meters)	Same as above

5.		Baoding, Hebei Province	15,443	October 2008 to June 2049 (a plot of 6,746 square meters); October 2008 to December 2056 (a plot 8,697 square meters)	Same as above

6.		Tianjin Ninghe Modern Industry Area	311,264	August 2011 to July 2061 (a plot of 233,296 square meters); August 2011 to June 2061 (a plot of 38,868 square meters); July 2013 to April 2063 (a plot of 19,074 square meters; September 2015 to May 2065 (a plot of 20,026 square meters).	Same as above

7.		North Part of Hengshui Economic Development Zone	292,508	February 2012 to December 2061(a plot of 82,603.2 square meters), May 2012 to April 2062 (a plot of 209,905.23 square meters)	Same as above

8.		Lixian, Baoding, Hebei Province	199,732	June 2011 to December 2060(a plot of 67,665.08 square meters), June 2012 to November 2054 (a plot of 65,400 square meters, February 2013 to May 2062 (a plot of 66,666.7 square meters)	Same as above

9.		Shiziling Industrial Park, National Hi-Tech Development Zone, Haikou, Hainan Province	408,926	March 2010 to September 2057 (a plot of 181,339.31 square meters), June 2011 to September 2057 (a plot of 167,712.57 square meters), June 2011 to September 2057 (a plot of 59,875.92 square meters)	Same as above

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

We are one of the leading vertically integrated PV product manufacturers in the world. We design, manufacture and sell PV modules, and design, assemble, sell and install PV systems. We sell PV modules to PV system integrators and distributors located in various markets around the world, including Japan, the United States, Chile, Algeria, France, Germany, Turkey, the United Kingdom, and South Africa. Currently, we also sell PV systems, primarily to customers in China.

Our manufacturing capacity and operations have grown significantly since we completed construction of our first manufacturing facilities for PV modules in 2002. We use all of the polysilicon ingots and wafers and PV cells we produce for the production of PV modules, which we sell to third-party customers. Our shipment, including PV modules, were 3,234.3 megawatts, 3,361.3 megawatts and 2,447.0 megawatts in 2013, 2014 and 2015, respectively.

The most significant factors that affect our financial performance and results of operations are:

•	industry demand;

•	government subsidies and economic incentives;

•	the availability and accessibility of financing to our customers and us;

•	production capacity and utilization rate;

•	competition and product pricing;

•	price of polysilicon;

•	vertically integrated manufacturing capabilities;

•	manufacturing technologies; and

•	foreign governments’ and international trade bodies’ trade protection measures.

Industry Demand

Our business and revenue growth depend on market demand for PV products. Although solar power technology has been used for several decades, the PV market grew significantly only in the past decade. According to EnergyTrend, solar energy division of TrendForce, global PV market demand in 2015 increased by more than 20% year over year to 56 gigawatts, and is expected to reach to 66 gigawatts in 2017. This scenario assumes the continuation or introduction of adequate support mechanisms, accompanied by a strong political will to consider PV as a major power source in the coming years. However, demand for our PV products also depends on the general economic conditions in our target markets. Since the second half of 2008, economies around the world, including those in our target markets, have experienced a period of slow economic growth as compared to prior years. Partly as a result of these weakened worldwide macroeconomic conditions, the growth in demand for PV modules declined significantly since the fourth quarter of 2008. Starting from the second quarter of 2009, the macroeconomic environment began to improve, which led to an increase in demand for our products. The growth of demand for our products from some markets slowed down in the first quarter of 2011 until the first quarter of 2013, primarily caused by the adjustment of subsidies and economic incentives for PV installations. However, starting in 2014, the growth of demand for the products in our target markets, such as China and Japan began to increase and kept increasing at a remarkable rate due to strong market demand and government supports with favorable policies. As the global solar industry expands and innovative new PV applications are adopted, we expect demand to grow swiftly for high-performing, high-efficiency and cost-effective monocrystalline technology and PV solutions.

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

The demand for our PV modules and PV systems in our current, targeted or potential markets is affected significantly by these government subsidies and economic incentives. See “Item 3.D. Key Information — Risk Factors — Risks Related to Us and the PV Industry — A significant reduction in or discontinuation of government subsidies and economic incentives may have a material and adverse effect on our results of operations”.

Availability and Accessibility of Financing to Our Customers and Us

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

We also require a significant amount of cash to fund our operations. We have a significant amount of debt outstanding and debt service requirements to satisfy. If we cannot maintain sufficient cash flow to fund our operations, our results of operations could be adversely affected. For example, we experienced tight cash flow due to repayment of three-year unsecured medium-term notes in the principal amount of RMB1.2 billion in May 2015, which resulted in a lower-than-expected utilization of our production capacity in 2015, which in turn adversely affected our results of operation in 2015.

Capacity and Utilization

In order to take advantage of expected long-term market demand for PV products, we have been expanding our manufacturing capacity. We started producing PV modules in 2002 with initial annual manufacturing capacity of three megawatts, polysilicon ingots and wafers in October 2003 with initial annual manufacturing capacity of six megawatts, and PV cells in March 2004 with initial annual manufacturing capacity of three megawatts. We expanded our annual manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules to 1,700 megawatts as of December 31, 2011, and 2,450 megawatts as of December 31, 2012. As of the date of this annual report, we believe that our actual annual manufacturing capacity can reach a maximum of 3,000 megawatts for ingots and wafers, 3,200 megawatts for PV cells and 4,000 megawatts for PV modules.

Utilization rate of our production capacity also has a significant impact on our financial performance and results of operation. For example, mainly due to our tight cash flow, we experienced lower-than-expected utilization of certain production facilities during certain quarters of 2015. Such lower-than-expected utilization of our production capacity led to an increase in our unit manufacturing cost and to decreases in our own PV module shipments and total net revenues. It also triggered impairment events and we recognized a non-cash impairment charge on our long-lived assets of RMB3,804.1 million (US$587.3 million) in 2015 as a result. Our ability to increase and maintain high utilization of our production capacity will be important to our future financial performance.

Manufacturing capacity and utilization rate have a significant bearing on the profitability and competitive position of PV product manufacturers. Achieving economies of scale from expanded manufacturing capacity and high utilization is critical to maintaining our competitive position in the PV industry. Manufacturers with greater economies of scale may manage their production more efficiently, obtain larger market share by offering their products at more competitive prices by virtue of their enhanced ability to obtain volume discounts from suppliers of their polysilicon and other raw materials, and have other bargaining leverage.

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

Weakened demand for PV modules due to weakened macroeconomic conditions, combined with an increased supply of PV modules due to PV module manufacturers worldwide having expanded their production capacities in recent years, caused prices of PV modules to decline from the fourth quarter of 2008. Conditions in the credit market improved from the second quarter of 2009, which contributed to an overall increase in demand for our products in the second half of 2009. However, decreasing costs of raw materials continued to exert downward pressure on the selling prices of PV modules. The average selling prices in 2010 declined during the first, second and third quarters, and slightly bounced back in the fourth quarter of 2010, which was primarily attributable to robust market demand, broader recognition of our brand’s quality and diversified customer base. The average selling price in 2011 declined moderately in the first and second quarter, declined sharply in the third quarter and continued to drop in the fourth quarter, which was primarily due to reduced government subsidies and increased supplies of PV products. The average selling price of our PV modules in the first three quarters of 2014 remained at levels similar to those in 2013, but declined slightly in the fourth quarter of 2014 due to adjustments to the composition of our PV modules’ target geographic markets. In the first quarter of 2015, the average selling price of our PV modules remained at levels similar to those in the fourth quarter of 2014, but declined slightly in the remaining quarters of 2015, which was mainly due to increased supplies of PV modules globally and the change in our sales mix as we had more shipments to China.

We sell our PV modules primarily through sales contracts with a term of less than one year and are obligated to deliver PV modules according to predetermined prices and delivery schedules.

Price of Polysilicon

Polysilicon is the most important raw material used in our manufacturing process. Until the third quarter of 2008, an industry-wide shortage of polysilicon coupled with rapidly growing demand from the solar power industry caused rapid increases in polysilicon prices. However, during the fourth quarter of 2008 and the first half of 2009, polysilicon prices declined continuously as a result of significant new manufacturing capacity coming on line and falling demand for solar power products and semiconductor devices resulting from the global financial crisis and adverse conditions in the credit market. From the third quarter of 2010, polysilicon prices rebounded due to a recovery in demand for PV products in major markets. From the second quarter of 2011, polysilicon prices have decreased significantly as a result of increased polysilicon manufacturing capacity across the industry and the downward price pressure exerted by the decreasing average selling price of PV modules. In 2012, polysilicon prices continued to decline and reached a historical low of approximately US$14 per kilogram in November 2012. Partly due to China’s anti-dumping and anti-subsidy investigations of United States, South Korean and European manufacturers of polysilicon, polysilicon prices rebounded slightly from December 2012. Since June 2013, polysilicon price has begun to increase and reached approximately US$20 per kilogram until the first half of 2014. From the second half of 2014, polysilicon price has slightly decreased and fluctuated under US$20 per kilogram as of May 16, 2016.

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

Historically, we relied on spot market purchases to meet a significant portion of our polysilicon needs. In order to secure an adequate and timely supply of polysilicon, in the past we also entered into various purchase agreements and memorandums of understanding with local and foreign suppliers, including some of the world’s major polysilicon suppliers. Supplies under these purchase agreements started in early 2009. In response to the significant decrease in polysilicon prices since the fourth quarter of 2008, we have renegotiated, and are still negotiating, with our polysilicon suppliers to reduce the purchase price for a substantial amount of polysilicon supplied under certain of our polysilicon supply contracts. However, the purchase prices specified in certain of our long-term polysilicon supply contracts have been higher than the actual polysilicon prices prevailing in the market, which have continuously declined. In 2011, as a result of lower polysilicon prices we recognized a total non-cash provision of RMB851.7 million on inventory purchase commitments under our long-term polysilicon supply contracts with certain supplier. We did not recognize any such provision in 2012 and 2014. In 2013 and 2015, we recognized incremental provisions of RMB393.0 million and RMB77.7 million, respectively, on inventory purchase commitments under our long-term polysilicon supply contracts as a result of our re-assessment of the commitments under those contracts, our performance of and negotiations with our suppliers with respect to those contracts, and based on the then-current market price of polysilicon. Our management has been negotiating with our suppliers on adjusting the prices under these long-term contracts. These negotiations may result in new commercial terms under the contracts. However, if the circumstances upon which the new commercial terms were negotiated should undergo a material change, the commercial terms would be adjusted accordingly to reflect conditions then prevailing in the open market. If the effective polysilicon prices under our long-term supply contracts remains higher than prevailing market prices, we may incur higher polysilicon costs relative to other competitors who purchase their polysilicon from the spot market. On the other hand, we cannot assure you that we will be able to secure sufficient quantities of polysilicon to meet the requirements of our existing production capacity or to support any future expansion of our manufacturing capacity. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Our polysilicon costs may be higher than those of other market players due to our long-term commitment to purchase polysilicon at fixed prices, and we have failed to perform certain of our obligations under these long-term polysilicon supply contracts according to their original terms” and “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Our failure to obtain polysilicon in sufficient quantities, of appropriate quality and in a timely manner, could disrupt our operations and reduce and limit the growth of our manufacturing output and revenue”.

From 2006 to 2010, we entered into seven long-term supply contracts with Wacker to provide supplies of polysilicon from 2009 through 2013, from 2009 through 2017, from 2010 through 2018, from 2009 through 2011, from 2010 through 2017, from 2011 through 2013 and from 2011 through 2018, respectively. In addition, we entered into one long-term supply agreement in February 2008 with OCI to provide supplies of polysilicon for the period from 2009 through 2013. Between 2009 and 2013, we entered into another two long-term supply contracts with OCI to provide supplies of polysilicon from 2011 through 2015 and from 2012 through 2018, respectively. We also entered into a polysilicon supply contract with Daqo to provide supplies of polysilicon from the fourth quarter of 2008 through the end of 2010. In August 2010, we entered into another polysilicon supply agreement with Daqo to provide supplies of polysilicon from 2011 through 2012. In March 2011, we entered into a long-term polysilicon supply contract with Hemlock to provide supplies of polysilicon from 2013 through 2020. In November 2011, we entered into an amendment to this long-term supply contract with Hemlock to purchase polysilicon starting from 2012 through 2020 instead of 2013 through 2020. In October 2013, we also entered into an agreement with a certain vendor to amend our long-term supply contracts with the vendor to include a price adjustment mechanism that allows the vendor and us to renegotiate the purchase price on a quarterly basis within a specified price range based on prices then prevailing in the open market. Due to fluctuations in polysilicon prices, we successfully negotiated and executed amendments for current purchases on a quarterly or monthly basis with some of these vendors that amended certain commercial terms such as total contract quantity, advance payment arrangements and unit prices for the relevant quarter or month several times in 2013, 2014 and 2015.

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

We continually undertake efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our PV cells. We employ a number of techniques to reduce our production costs while striving to reach a PV cell conversion efficiency ratio that is on a par with or above an acceptable range. Our research and development team continues to focus on finding ways to improve our manufacturing technology and reduce manufacturing costs without compromising the quality of our products. We have signed a series of agreements with domestic leading PV cell and wafer manufacturers and developed various ways on technical cooperation with these companies, which enabled us to increase the utilize rate of our manufacturing facilities and make further improvement on manufacturing costs reduction and techniques upgrades.

For our adopted monocrystalline PV technologies, we have been collaborating with the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells, to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells since June 2009. Our 600 megawatts of PANDA production capacity for each of monocrystalline ingots and wafers, cells and modules in Baoding, Hebei Province commenced initial production in the second quarter of 2011. We achieved an average cell conversion efficiency rate of 20.5% on the PANDA commercial production lines in 2015 with a high record of cell conversion efficiency rate of 21.5% in the lab.

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

On February 3, 2016, the DOC initiated the third administrative review of antidumping duty (“Solar 1 AD AR3”) on CSPC whether or not assembled into modules (certain solar cells and panels) from the PRC covering the period of December 1, 2014 to November 30, 2015. Subject merchandise includes crystalline silicon PV, modules or panels, whether or not partially or fully assembled into other products, including, but not limited to modules, laminates, and building integrated materials. On February 4, 2016, the U.S. Customs and Border Protection, or US CBP, released data concerning the imports of solar cells and modules from the PRC. On the same day, we, as a listed party, were required by the DOC to file a Quantity & Value, or Q&V, questionnaire which affords interested parties an opportunity to request an administrative review or to avoid being selected as a mandatory respondent by providing responses to the questionnaire by February 24, 2016. We have filed the Q&V and provided all documents required by the DOC. On March 31, 2016, the DOC informed us that we are not selected as mandatory respondent in this third AD review, and we have filed a letter with the DOC withdrawing Yingli’s request for a review in Solar 1 AD AR3 on May 4, 2016. In this situation, we will be assigned the average of the margins calculated for Trina and Canadian Solar in the final results of Solar 1 AD AR3 if only Yingli withdraws.  If both Yingli and Solar World withdraw the review requests, we would no longer be under review and the entries of subject merchandise into the United States during the AR3 review period (December 1, 2014 – November 30, 2015) would be liquidated at the AD rates applicable at the time of entry (i.e., 13.94% for entries between December 1, 2014 and July 13, 2015, and 0.79% for entries between July 14, 2015 and November 30, 2015). On February 4, 2016, the US CBP released data concerning the imports of solar cells and modules from the PRC related to an anti-subsidy investigation of Chinese companies (“Solar 1 CVD AR3”). We were selected as a mandatory party by the DOC on March 10, 2016. The deadline for us to withdraw the request is May 9, 2016. However, we have already withdrawn the review on March 17, 2016, and in this situation, the rate 20.94% in Solar 1CVD AR1 shall still apply to us.

If such investigations instituted in our target markets lead to any adverse trade protection measures or remedies against exports from China, the prices of our products will be forced to increase significantly and we may lose customer orders to our competitors, which may materially and adversely affect our business prospects and results of operations.

Net Revenues

We currently derive net revenues from five sources:

•	sales of PV modules, which are currently our principal source of revenues and are primarily driven by market demand as well as our manufacturing capacity;

•	sales of PV cells, wafers and raw materials, which consist of sales of low efficiency PV cells, wafers and raw materials, based on overall consideration of the market and our operation conditions;

•	PV cells and PV modules processing fee, which we generate through providing PV cells and PV modules processing services to third parties as OEM;

•	sales of PV systems, which consist of sales of PV systems and related installation services; and

•	other revenues.

The following table sets forth each revenue source as a percentage of total consolidated net revenues for the periods indicated.

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Net revenues
Sales of PV modules	12,510,809	12,179,474	8,464,779	1,306,737
Sales of PV systems	408,630	161,035	197,365	30,468
Sales of PV cells, wafers and raw materials	430,597	439,622	686,056	105,909
Processing fee of PV cells and PV modules	—	—	389,450	60,121
Other revenues	68,057	147,246	228,136	35,218
Total net revenues	13,418,093	12,927,377	9,965,786	1,538,453

Our net revenues are net of business tax, value-added tax, city construction tax and education surcharges. Key factors affecting our net revenues include the average selling price per watt and wattage of our PV modules sold.

We have been dependent on a limited number of customers for a significant portion of our revenues. In 2013, 2014 and 2015, sales to our five largest customers accounted for approximately 15.2%, 13.9% and 19.4%, respectively, of our net revenues. Our largest customers have changed from year to year due to rapid growth in the sales of our PV modules, our diversification into new geographic markets and our ability to find new customers willing to place large orders with us.

We currently sell most of our PV modules to customers located in the PRC, Japan, the United States and Europe. The following table sets forth our total consolidated net revenues by geographic region for the periods indicated:

	For the Year Ended December 31,
	2013		2014		2015
		% of Total		% of Total			% of Total
Country/Region	Revenues	Revenues	Revenues	Revenues	Revenues		Revenues
	RMB		RMB		RMB	US$
	(In thousands, except percentages)
China	4,546,482	33.9	4,550,915	35.2	4,078,476	629,608	40.9
Japan	972,604	7.2	2,487,949	19.3	2,723,800	420,482	27.3
United States	2,906,262	21.7	2,301,496	17.8	1,248,536	192,741	12.5
Europe:
Germany	2,439,058	18.2	671,534	5.2	170,518	26,323	1.7
Spain	131,414	1.0	186,341	1.4	136,964	21,144	1.4
France	156,557	1.2	191,071	1.5	363,635	56,136	3.6
Italy	95,013	0.7	32,607	0.3	21,680	3,347	0.2
Netherlands	227,163	1.7	116,725	0.9	39,715	6,131	0.4
Greece	325,619	2.4	2,225	—	239	37	0.1
United Kingdom	403,014	3.0	998,203	7.7	80,255	12,389	0.8
Turkey	22,118	0.2	118,305	0.9	550,799	85,029	5.5
Rest of Europe	237,138	1.7	138,945	1.1	74,141	11,445	0.8
Subtotal — Europe	4,037,094	30.1	2,455,956	19.0	1,437,946	221,981	14.5
Rest of World	955,651	7.1	1,131,061	8.7	477,028	73,641	4.8
Total net revenues	13,418,093	100	12,927,377	100	9,965,786	1,538,453	100

Most of our net revenues from sales of PV cells, wafers and raw materials, PV cells and PV modules processing fee and sales of PV systems are currently derived from China.

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

Our cost of PV cells, wafers and raw materials sales includes the costs of polysilicon and other raw materials, toll manufacturing cost, direct labor costs, overhead costs and depreciation, which are similar to our cost of PV module sales described above.

Our cost of revenue for procession of PV cells and PV modules as OEM includes direct labor costs, overhead costs and depreciation.

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

Gross Profit/Loss and Gross Profit/Loss Margin

Our gross profit is affected by a number of factors, including the average selling prices for our PV products, the cost of polysilicon, product mix, economies of scale and benefits from vertical integration, and our ability to manage our raw material supply cost-effectively. Our gross profit was RMB1,187.3 million (US$183.3 million) in 2015. Our gross profit margin was 11.9% in 2015, compared to our gross profit margin of 17.3% in 2014 and gross profit margin of negative 10.9% in 2013.

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

Before September 30, 2011, our PV modules were typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. From October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nominal power output for 10 years and 80.7% of nominal power output for a period of 25 years for multicrystalline PV modules, and 98.0% of nominal power output for the first year, 92.0% of nominal power output for 10 years, and 82.0% of nominal power output for a period of 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with a linear-based warranty, which guarantees each year’s power output during the twenty-five-year warranty period. In December 2013, we entered into a similar module performance warranty insurance agreement with another insurance company for the same scope of beneficiaries during the period from January 1, 2014 to December 31, 2014. In March 2015 and January 2016, we renewed the agreement for the same scope of beneficiaries for 2015 and 2016 respectively. These warranties require us to fix or replace the defective products. Taking into account estimated product failure rates, the costs of repairing and/or replacing failed products, and other costs associated with repairing and/or replacing such failed products, we currently accrue the equivalent of 1% of gross revenues for warranty obligations. In 2015, we recorded warranty expenses of RMB84.5 million (US$13.0 million).

•	General and administrative expenses, which consist primarily of salaries and benefits for our administrative and finance personnel, audit, legal and consulting fees, other travel and entertainment expenses, bank charges, amortization of technical know-how, depreciation of equipment used for administrative purposes and share-based compensation expenses.

•	Research and development expenses, which consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and prototype and equipment costs relating to the design, development, testing and enhancement of our products and their manufacturing processes. We are a party to several research grant contracts with the PRC government under which we receive funds for specified costs incurred in certain research projects. We record such amounts in “Other Income” in the Consolidated Statement of Comprehensive Income/(Loss) when the related research and development costs are incurred. We expect our research and development expenses to increase as we place a greater strategic focus on PV system sales in overseas markets and as we continue to hire additional research and development personnel and focus on continuous innovation of process technologies for our PV products. We conduct our research and development, design and manufacturing operations in China, where the costs of skilled labor, engineering and technical resources, as well as land, facilities and utilities, tend to be lower than those in more developed countries.

•	Provision for doubtful accounts receivable, which represents our estimated losses on accounts receivable resulting from customers’ inability or failure to make payments under our sales contracts. We consider age of doubtful accounts receivable, historical collection experience, customer-specific facts and current economic conditions to determine the amount of such provision.

•	Impairment of long-lived assets, which represents the difference between the carrying amount and the fair value of the long-lived assets that are considered to be impaired. Long-lived assets, such as property, plant and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As of December 31, 2012, we had recorded a total impairment provision of RMB2,475.5 million for Fine Silicon’s entire property, plant and equipment. In the middle of 2015, due to lower-than-expected utilization of certain production facilities, the Company did an impairment analysis on its long-lived assets, and recorded an impairment loss of RMB3,804 million for property, plant and equipment with respect to the production facilities based on the difference between carrying value and fair value of long-lived assets which was determined upon expected future cash flows discounted at the weighted average cost of capital.

•	Impairment of goodwill, which relates to the impairment charge of RMB273.4 million for the goodwill originated from the historical acquisitions of equity interests in Tianwei Yingli. During the fourth quarter of 2011, we experienced both a decline in our operating results and a significant decrease in the market capitalization of our company, which represents one single reporting unit for the purpose of assessing goodwill impairment. As a result, we recorded an impairment charge to fully write off the carrying value of the goodwill as of December 31, 2011. No such provision was made in 2014 and 2015.

•

Provision for reserve for inventory purchase commitments under long-term polysilicon supply contracts. In 2011, we recognized a provision of RMB851.7 million for our inventory purchase commitments under our long-term polysilicon supply contracts as a result of the continuing decline in the purchase price for polysilicon prevailing in the open market. No such provision was made in 2012. In 2013, we recognized provisions of RMB393.0 for inventory purchase commitments under our long-term polysilicon supply contracts as a result of our having re-assessed the purchase commitments under those supply contracts based on then-current market prices for polysilicon and the status of our performance of, and negotiations with our suppliers under, the contracts. These negotiations may result in new commercial terms under the contracts. However, if the circumstances upon which the new commercial terms were negotiated should undergo a material change, the commercial terms would be adjusted accordingly to reflect conditions then prevailing in the open market. In 2015, we did not recognize additional contingency losses for inventory firm purchase commitment. However, due to significant fluctuation in the foreign exchange rates between Renminbi and U.S. dollars and given that the inventory purchase commitment is denominated in U.S. dollars, which is different from the functional currency of our related subsidiaries, we recognized a foreign exchange re-measurement loss of RMB 77.7 million. We determined that such provision was not needed in 2014 since the foreign exchange rate was stable and the impact caused by the foreign exchange rate fluctuation was immaterial.

•	Provision for prepayment in relation to inventory purchase commitments under long-term polysilicon supply contracts. From 2013 to 2015, we failed to purchase contractual volume as stated in the long-term contract with another supplier, therefore, the supplier claimed that certain advance payments had been forfeited according to the original terms. In 2013 and 2015, we recognized provisions of RMB87.1 million and RMB 71.3 million, respectively, on the prepayment in relation to our inventory purchase commitments under the long-term contract with this supplier. We also recognized a provision of RMB 450.8 million in 2015 on the prepayment in relation to our inventory purchase commitments under the long-term contract with this supplier for the remaining contract period as we estimated that we will also fail to purchase contractual volume as stated in the long-term contract in the remaining contract period in the future.

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

On March 16, 2007, the National People’s Congress passed the EIT Law, which replaces the FIE Income Tax Law and adopts a uniform income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The EIT Law became effective on January 1, 2008. The EIT Law provides a five-year transition period from its effective date for enterprises that were established before the promulgation date of the EIT Law and which enterprises were entitled to preferential tax rates and treatments under then-effective tax laws or regulations. On December 26, 2007, the PRC government issued detailed implementation rules regarding the transitional preferential policies. Furthermore, under the EIT Law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to a preferential enterprise income tax rate of 15%. The Ministry of Science and Technology, the MOF and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises on April 14, 2008 and the Guidelines for the Recognition of High and New Technology Enterprises issued on July 8, 2008. Under the EIT Law and the various implementation rules, Tianwei Yingli enjoyed its unexpired tax holiday, which was applied to the new income tax rate of 25%, resulting in a tax rate of 0% for 2008, and 12.5% for 2009 to 2011. In August 2011, Tianwei Yingli renewed its certificate as a “High and New Technology Enterprise” and extended the preferential income tax period for another three years starting from 2011. As a result, Tianwei Yingli was entitled to a preferential EIT rate of 15% from 2012 to 2013. Yingli China was established in October 2007 and was originally recognized by the Chinese government in December 2008 as a “High and New Technology Enterprise”. Thus, the preferential enterprise income tax rate of 15% was applicable to Yingli China from 2008 to 2010. In August 2011, Yingli China renewed its certificate as a “High and New Technology Enterprise” and extended the preferential income tax period for another three years starting from 2011. As a result, Yingli China was entitled to the preferential EIT rate of 15% from 2011 to 2013. Hainan Yingli was established in September 2009 in Hainan special economic zone and was recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in September 2011. Therefore, Hainan Yingli was entitled to a two-year tax exemption from the enterprise income tax for the first two years of its operation, and to a 50% reduction in the subsequent three years upon generating any operational revenues. Hainan Yingli elected to defer the commencement of the above-mentioned tax holidays until January 1, 2011. Therefore, Hainan Yingli is entitled to an exemption from EIT from 2011 to 2012 and a preferential EIT rate of 12.5% from 2013 to 2015. Yingli Tianjin, located in Tianjin, was established in March 2011 and was originally recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in July 2013. Therefore, Yingli Tianjin is entitled to a preferential EIT rate of 15% from 2013 to 2015. Yingli Lixian, located in Lixian, Hebei Province, was established in June 2010 and was originally recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in July 2013. Therefore, Yingli Lixian is entitled to a preferential EIT rate of 15% from 2013 to 2015. Yingli Hengshui, located in Hengshui, Hebei Province, was established in April 2011 and was originally recognized by the Chinese government as a “High and New Technology Enterprise” under the EIT Law in July 2013. Therefore, Yingli Hengshui is entitled to a preferential EIT rate of 15% from 2013 to 2015.

Furthermore, continued qualification as a “High and New Technology Enterprise” is subject to a three-year review by the relevant government authorities in China, and in practice certain local tax authorities also require annual evaluation of the qualification. If renewed after our reapplication and relevant government authorities’ review and annual evaluation, a “High and New Technology Enterprise” status will enable Tianwei Yingli, Yingli China, Yingli Tianjin, Yingli Lixian, Yingli Hengshui and Hainan Yingli to continue to enjoy the preferential income tax rate of 15% for another three years. These entities have passed all or their previous reviews and evaluations by relevant PRC government authorities for this qualification, and we expect them to continue to pass such reviews and evaluations in the future.

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

Yingli Green Energy Americas, Inc., or Yingli Americas, is located in New York City of the United States of America and is subject to a federal corporate tax rate of 34% and a state corporate tax rate of 6.6%, resulting in an aggregate income tax rate of 38.4%.

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

Accrued Warranty Obligations

Before September 30, 2011, our PV modules were typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. To remain consistent with industry practice, from October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nominal power output for 10 years, and 80.7% of nominal power output for a period of 25 years for multicrystalline PV modules and 98.0% of nominal power output for the first year, 92.0% of nominal power output for 10 years, and 82.0% of nominal power output for a period of 25 years for monocrystalline Panda PV modules. From September 1, 2014, we updated our warranty terms to guarantee 91.2% of nominal power for 10 years and 80.7% of nominal power output for 25 years for multicrystalline PV modules, and to guarantee 98.0% of nominal power output for the first year, 92.2% of nominal power output for 10 years, and 82.4% of nominal power output for 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with a linear-based warranty, which guarantees each year’s power output during the twenty-five-year warranty period. In December 2013, we entered into a similar module performance warranty insurance agreement with an insurance company for the same scope of beneficiaries during the period from January 1, 2014 to December 31, 2014, and renewed the agreement in March 2015 and January 2016 for the period from January 1, 2015 to December 31, 2015 and January 1, 2016 to December 31, 2016, respectively. As a result, we bear the risk of warranty claims long after we have sold our products and recognized revenues. We have sold PV modules only since January 2003, and none of our PV modules have been in use for the entire warranty period. We perform industry-standard testing to test the quality, durability and safety of our products. As a result of such tests, we believe that the quality, durability and safety of our products are within industry norms. Our estimate of the amount of our warranty obligations is based on the results of these tests, with consideration being given to the warranty accrual practice of other companies in the same business and our expected failure rate and costs to service failed products. Our warranty obligation will be affected by our estimated product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting product failures. Consequently, we accrue the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of our warranty obligations. During 2013, RMB14.3 million warranty costs were incurred or claimed, as a result of warranty claims in our PV modules that we had previously sold. As of December 31, 2013, 2014 and 2015, our accrued warranty costs amounted to RMB666.9 million, RMB748.4 million, and RMB792.1 million (US$122.3 million), respectively. As of December 31, 2013, 2014 and 2015, RMB626.3million, RMB707.5 million, and RMB753.3 million (US$116.3 million), respectively, in warranty costs were classified as noncurrent liabilities, which reflects our estimate of the timing of when the warranty expenditures will likely be made.

We charge actual warranty expenditures against the accrued warranty liability. To the extent that actual warranty expenditures differ significantly from estimates, we will revise our warranty provisions accordingly.

Changes in the carrying amount of accrued warranty liability are as follows:

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands)
Beginning balance	555,357	666,946	748,428	115,537
Warranty expense for current year sales	125,900	120,780	84,520	13,048
Warranty costs incurred or claimed	(14,311)	(39,298)	(40,809)	(6,300)
Total accrued warranty cost	666,946	748,428	792,139	122,285
Less: accrued warranty cost, current portion	40,632	40,903	38,869	6,000
Accrued warranty cost, excluding current portion	626,314	707,525	753,270	116,285

Long-Lived Assets

As of December 31, 2013, 2014 and 2015, our intangible assets primarily consisted of technical know-how, customer relationships, long-term supplier agreements and trademarks.

We depreciate and amortize our property, plant, equipment and intangible assets, which are subject to amortization, using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of plant and equipment (including the salvage values) in order to determine the amount of depreciation expense to be recorded during each reporting period. We estimate the useful lives at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which would result in the recognition of increased depreciation and amortization expenses in future periods. There has been no change to the estimated useful lives or salvage values during 2013, 2014 and 2015.

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

No impairment on our long-lived assets was recognized in 2013 and 2014 as the average selling price of PV modules stabilized in 2013 and 2014.

Due to the significant decrease in shipment, gross profit margins and lower-than-expected utilization of production facilities in the middle of 2015, we believe that there were indicators that the carrying amount of our long-lived assets may not be recoverable.

We determined that buildings, machinery and equipment, land use rights and shared assets in all solar production lines (including production lines of ingot, wafer, cell and module, hereafter “Solar Production Lines”) should be one asset group and subject to be tested for impairment. We first compared undiscounted cash flows expected to be generated by that the asset group to its carrying value. The estimated future undiscounted net cash flows expected to be generated by the assets over their remaining estimated useful lives were based on certain assumptions, such as forecasts of future operating results, gross margin and expected future growth rates. We then concluded that the carrying value of the asset group is not recoverable on an undiscounted cash flow basis.

An impairment should be recognized to the extent that the carrying value exceeds its fair value. We estimated the fair value based on discounted cash flow analysis using market participants’ assumptions, such as forecasts of future operating results, discount rates commensurate with the risk involved, and expected future growth rates. The carrying value of the equipment was reduced to fair value based on the discounted cash flow analysis.

In applying the discounted cash flow analysis, we made complex and highly subjective judgments and assumptions about market participants’ financial and operating results. These assumptions include: no material changes in the existing political, legal and economic conditions in China; no major changes in the applicable tax rate in China, and no material deviation in market conditions from economic forecasts.

We are also required to make other assumptions such as our weighted average cost of capital, general market and macroeconomic conditions, and market participants, Changes in these assumptions could significantly affect the valuation results, our financial positions, and the results of our impairment assessment. The main assumptions used in the discounted cash flow are set out as follows:

•	Weighted average cost of capital, or WACC—The WACCs were determined based on a consideration of such factors as risk-free rate, comparative industry risk, equity risk premium, company size and company-specific factors. We used WACC of 15.0% in the discounted cash flow.

•	Comparable companies—In deriving the discounted cash flow and WACCs, which are used as the discount rates under the discounted cash flow, three to four publicly traded solar companies were selected for reference as market participants.

The assumptions used in deriving the fair values are inherently uncertain and highly subjective.

After the work performed as discussed above, an impairment loss of RMB3,804.1 million related to buildings, machinery and equipment and shared assets in all solar production lines was recognized to the extent that the asset group’s carrying value exceeds its fair value.

Share-Based Compensation

As further described in Note (21) to our consolidated financial statements, we account for share-based compensation under FASB ASC Topic 718, “Compensation — Stock Compensation”. Under ASC Topic 718, the cost of all share-based payment transactions must be recognized in our consolidated financial statements based on their grant-date fair value over the vesting period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service from the employee, or the vesting period. We determine the fair value of our employees’ share options as of the grant date using the Black-Scholes option pricing model.

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

We had 5,169,567, 6,910,812 and 6,542,994 employee share options outstanding as of December 31, 2013, 2014 and 2015, respectively. The following table sets forth information regarding our employee share options outstanding as of December 31, 2013, 2014 and 2015:

	Number of shares underlying the stock options	Weighted average exercise price		Weighted average remaining contractual term	Aggregate intrinsic value
Outstanding as of December 31, 2012	5,349,942	US$	4.55
Granted	—		—
Exercised	(178,750)	US$	(3.65)		US$	638
Forfeited or cancelled	(1,625)	US$	(8.31)
Outstanding as of December 31, 2013	5,169,567	US$	4.58
Granted	1,792,820	US$	4.17
Exercised	—		—	—		—
Forfeited or cancelled	(51,575)	US$	(3.80)
Outstanding as of December 31, 2014	6,910,812	US$	4.48
Granted	86,000	US$	0.84
Exercised	—	US$	—
Forfeited or cancelled	(453,818)	US$	(7.43)
Outstanding as of December 31, 2015	6,542,994	US$	4.23	4.49 years		—
Vested and expected to vest as of December 31, 2015	6,542,994	US$	4.23	4.49 years		—
Exercisable as of December 31, 2015	6,483,744	US$	4.04	4.44 years		—

In addition to share options, we have granted a total of 2,665,060 restricted shares under our 2006 stock incentive plan for the benefit of 81 participants, consisting of 715,920 restricted shares granted to four directors and officers of Yingli Green Energy and 1,949,140 restricted shares to 76 other employees and nonemployees, comprising 33,792 restricted shares that were forfeited, as of December 31, 2014. None of these restricted shares remained unvested as of December 31, 2015.

We recorded noncash share-based compensation expense of RMB15.9 million, RMB34.9 million and RMB12.0 million (US$1.8 million) as translated at the applicable average exchange rate prevailing during the period for the year ended December 31, 2013, 2014 and 2015.

Changes in our estimates and assumptions regarding the expected volatility and valuation of our ordinary shares could significantly impact the estimated fair values of our share options and, as a result, our net income (loss) and the net income available to our ordinary shareholders.

Based on the closing price of our ADS of US$4.53 on December 31, 2015, the aggregate intrinsic value of the options outstanding as of December 31, 2015 was nil.

Valuation of Inventories

Our inventories are stated at the lower of cost or market value. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record a write-down against the cost of inventories for a decline in market value. Expected demand and anticipated sales prices are the key factors affecting our inventory valuation analysis. For purposes of our inventory valuation analysis, we develop expected demand and anticipated sales prices primarily based on sales orders and, to a far lesser extent, industry trends and individual customer analysis. We also consider sales and sales orders after each reporting period-end but before the issuance of our financial statements to assess the accuracy of our inventory valuation estimates. Historically, actual demand and sales prices have generally been consistent with or greater than expected demand and anticipated sales prices used for purposes of our inventory valuation analysis. The evaluation also takes into consideration new product development schedules, the effect that new products might have on sales of existing products, product obsolescence, customer concentrations, product merchantability and other factors. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of polysilicon, our primary raw material, is subject to fluctuations based on global supply and demand. Our management continually monitors changes in the purchase price we pay for polysilicon, including prepayments to suppliers, and the impact of such changes on our ability to recover the cost of inventory and our prepayments to suppliers. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories. For the years ended December 31, 2013, 2014 and 2015, inventory write-downs due to the lower of cost or market assessment, which are included in the cost of revenues, were RMB5.0 million, RMB4.2 million, and RMB31.9 million (US$4.9 million), respectively.

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

During the year ended December 31, 2013, we continued to negotiate and execute amendments for current purchases on a quarterly or monthly basis with two of the vendors (hereafter “Supplier B” and “Supplier C”) and obtained price concessions that allowed us to purchase polysilicon at renegotiated prices that were close to market prices and significantly lower than the prices specified in the long-term fixed price supply contracts with those vendors.

In addition, we continued to negotiate with these two vendors to amend the respective long-term fixed price supply contracts we had with them in order to remove the fixed price arrangements from those contracts. In October 2013, we entered into agreements with Supplier B to amend the long-term supply contract to include a price adjustment mechanism that allows us and Supplier B to renegotiate the purchase price on a quarterly basis within a specified price range set forth in the amendment based on prices then prevailing in the open market. We have not reached a similar agreement with Supplier C, but have continued to renegotiate prices on a quarterly or monthly basis to purchase polysilicon at prices closely approximating those available in the market. However, we refused to accept deliveries from Supplier C for a total of six months in 2012 and 2013 under the long-term fixed price supply contracts as our management determined after taking into consideration all relevant factors that it would be in our best interests not to accept those deliveries when they were due. As a result, because the contract has been substantially executed, Supplier C claimed that we had forfeited certain advance payments (see below for discussion of provision recorded in 2013 against these advances). Notwithstanding our refusal to accept deliveries for six months and Supplier C’s claim as described above, we and Supplier C continued our monthly or quarterly negotiations and we have accepted deliveries from Supplier C after we had refused to do so during those six months.

In 2013, we reassessed the probability of incurring a further loss under our long-term fixed price polysilicon contracts based on all of the developments in 2013 as well as considerations related to the more recent long-term fixed price contracts with another Supplier, Supplier A and recognized an additional provision of RMB393.0 million on the firm purchase commitments under our long-term fixed price polysilicon contracts as of December 31, 2013. The provision was determined by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory, using our management’s best estimates of future purchase prices over the remaining terms of the contracts and applying such estimated purchase prices in the lower of cost or market evaluation. In estimating the renegotiated purchase prices, we considered the pertinent terms of each of the long-term supply contracts, the history and progress of renegotiation with the relevant vendors and the actual price concessions granted, developments in the polysilicon market based on available industry research data and the likelihood of achieving different levels of renegotiated prices for future periods. In addition to the estimated renegotiated purchase price, certain other key assumptions were used in measuring the loss accrual, which included but were not limited to (i) the estimated net realizable value of the PV modules manufactured from the polysilicon expected to be purchased under the long-term supply contracts; and (2) the normal profit margin of the PV modules for purposes of estimating the replacement cost (i.e., market) under the lower of cost or market model. In accordance with ASC 450-20, we did not take into consideration the discounting of the resultant accrual. We also considered the quantities that were required to be purchased and amount due on take or pay arrangements, as well as the history and progress of renegotiation with the relevant vendors and the actual concessions granted in developing the amount of the estimated loss contingencies.

(a)	Development on the inventory firm purchase commitment with Supplier A for the years ended December 31, 2014 and 2015

As of December 31, 2013, we recognised a total liability for loss on inventory purchase commitments of RMB 1,244.7 million, after excluding the portion of RMB87.1 million recorded as a reduction of “Prepayment to suppliers” related to Supplier C, was all related to the long-term fixed price polysilicon contracts with Supplier A, based on the management’s assessment by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory.

In 2015, after our assessment by using same methodology mentioned above, no additional contingency losses for inventory firm purchase commitment with Supplier A was determined to be required in 2015. However, due to significant fluctuation in the foreign exchange rates between the RMB and US$ and given that the inventory purchase commitment to Supplier A is dominated in US dollar, which is different from the related entities’ functional currency, a foreign exchange re-measurement loss of RMB 77.7 million was recorded as additional provision. No such provision was recognised in 2014 since the foreign exchange rate was stable and the provision caused by the foreign exchange rate fluctuation was immaterial.

We also had prepayments relating to the purchase contracts with Supplier A. As of December 31, 2014 and 2015, prepayments made by us to Supplier A remained RMB 224.0 million (US$34.5 million). In 2014 and 2015, due to the anti-dumping duty and anti-subsidy investigation against Solar-Grade Polysilicon launched by the Ministry of Commerce of the People’s Republic of China, we did not make any purchase from Supplier A under the above-mentioned long-term fixed price supply contract, which was entered into in 2011 and was effective from 2013 to 2020. We received invoices from Supplier A under its take-or-pay obligation for failing to take the shipments from 2013 to 2015 and is currently in discussion with Supplier A to seek an acceptable solution to both parties in accordance with the long-term supply contract. According to the long-term supply contracts, the minimum purchase amount approximates US$1.6 billion in total. We believes that, we will execute the agreements due to the “take or pay” obligation, which requires us to pay full amount to Supplier A according to the purchase and payment schedule as listed in the agreements, regardless of whether we actually purchase raw materials from Supplier A. In addition, we also believes that based upon the status of the negotiations with Supplier A, as of December 31, 2014 and 2015, it is reasonably assured that i) these prepayments are not legally forfeited; ii) these prepayments could be utilized for deliveries once we start purchasing from Supplier A. As a result, we believe that the total balance of the prepayments will be utilized for future purchases from Supplier A, and there was no need to make a reserve against the prepayments to this vendor in either 2014 or 2015.

The following table presents the movement of the reserve for inventory purchase commitment:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands)
Beginning balance	(851,694)	(1,244,743)	(1,244,743)	(192,155)
Additions	(393,048)	-	(77,705)	(11,996)
Ending balance	(1,244,743)	(1,244,743)	(1,322,448)	(204,151)

(b)	Development on the inventory firm purchase commitment with Supplier C for the years ended December 31, 2014 and 2015

We also have prepayments with respect to another supplier, Supplier C, for the purchase of polysilicon. In 2015, we failed to purchase from Supplier C the stated quantities under the long-term fixed price supply contracts as we determined, after taking into consideration all relevant factors, that it would be in our best interest not to accept those deliveries when they were due (in 2014, we purchased the required amounts of polysilicon from Supplier C and utilized the portion of prepayments related to 2014). As a result, because the contract has been substantially performed, Supplier C claimed that certain advance payments had been forfeited. Unlike the take or pay obligation for Supplier A described in paragraph (a) above, if we fail to take the full amount of the agreed annual quantity in any calendar year, we do not have to pay for the remaining annual commitment, but rather only forfeit the unutilized portion of the prepayment related to that year. We do not have an obligation to pay for any unpurchased portion of the stated quantities. We recognised provisions of RMB87.1 million and RMB71.2 million in 2013 and 2015, respectively.

In 2015, we made an assessment and determined that, for our best interest, we would continue not to purchase from Supplier C the stated quantities in the remaining execution period of these long-term fixed price supply contracts. As a result, an additional impairment of RMB450.8 million was provided based on the estimated shortage between the contractual procurement volume and the estimated procurement volume in the remaining execution period.

The following table presents the movement of the reserve against inventory purchase prepayments for vendor C:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands)
Beginning balance	-	(87,134)	(87,134)	(13,451)
Additions	(87,134)	-	(522,050)	(80,591)
Ending balance	(87,134)	(87,134)	(609,184)	(94,042)

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts for the estimated loss on receivables when collection may no longer be reasonably assured. We assess collectability of receivables based on a number of factors, including the customer’s financial condition and creditworthiness. We make credit sales to major strategic customers in Europe. To reduce credit risks relating to other customers, we require some of our customers to pay a major portion of the purchase price by letters of credit. For the years ended December 31, 2013, 2014 and 2015, our provisions for doubtful accounts amounted to RMB20.1 million, RMB228.8 million and RMB414.8 million (US$64.0 million), respectively. We recorded a reversal of allowance for doubtful accounts of RMB17.0 million, RMB59.5 million and RMB10.4 million (US$1.6 million) in 2013, 2014 and 2015, respectively, primarily due to the collection of a previously reserved amount from customers.

The following table sets forth the movement of allowance for doubtful accounts for the years ended December 31, 2013, 2014 and 2015:

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands)
Beginning balance	(287,351)	(286,997)	(250,514)	(38,673)
Additions	(20,063)	(228,835)	(414,759)	(64,028)
Reversal of allowance for doubtful accounts	16,998	59,464	10,414	1,608
Write-off of accounts receivable charged against the allowance	3,419	205,854	127,524	19,687
Ending balance	(286,997)	(250,514)	(527,335)	(81,406)

Results of Operations

The following table sets forth a summary of our results of operations for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Net revenues:
Sales of PV modules	12,510,809	93.2	12,179,474	94.2	8,464,779	1,306,737	84.9
Sales of PV systems	408,630	3	161,035	1.2	197,365	30,468	2.0
Other revenues	498,654	3.8	586,868	4.6	1,303,642	201,248	13.1
Total net revenues	13,418,093	100	12,927,377	100	9,965,786	1,538,453	100
Cost of revenues:
Cost of PV modules sales	(11,078,733)	(82.6)	(10,050,844)	(77.7)	(7,329,306)	(1,131,450)	(73.5)
Cost of PV systems sales	(374,350)	(2.8)	(137,396)	(1.1)	(186,219)	(28,747)	(1.9)
Cost of other revenues	(506,156)	(3.7)	(500,892)	(3.9)	(1,262,931)	(194,964)	(12.7)
Total cost of revenues	(11,959,239)	(89.1)	(10,689,132)	(82.7)	(8,778,456)	(1,355,161)	(88.1)
Gross profit (loss)	1,458,854	10.9	2,238,245	17.3	1,187,330	183,292	11.9
Operating expenses:
Selling expenses	(1,064,263)	(7.9)	(1,095,145)	(8.5)	(854,315)	(131,884)	(8.6)
General and administrative expenses	(741,168)	(5.5)	(615,131)	(4.8)	(523,150)	(80,760)	(5.2)
Research and development expenses	(288,558)	(2.2)	(573,792)	(4.4)	(396,991)	(61,285)	(4.0)
Provisions for doubtful accounts receivable	(3,065)	—	(169,371)	(1.3)	(404,345)	(62,420)	(4.1)
Gains from disposal of long lived assets and land use rights	—	—	—	—	1,167,317	180,203	11.7
Impairment of long-lived assets	—	—	—	—	(3,804,116)	(587,254)	(38.2)
Provision for prepayment in relation to inventory purchase commitments	(87,134)	(0.7)	—	—	(522,050)	(80,591)	(5.2)
Provision for reserve for inventory purchase commitments	(393,048)	(2.9)	—	—	(77,705)	(11,996)	(0.8)
Total operating expenses	(2,577,236)	(19.2)	(2,453,439)	(19.0)	(5,415,355)	(835,987)	(54.3)
Loss from operations	(1,118,382)	(8.3)	(215,194)	(1.7)	(4,228,025)	(652,695)	(42.4)
Equity in income of affiliates, net	1,197	—	2,245	—	(829)	(128)	0.0
Interest expense, net	(940,225)	(7.0)	(980,845)	(7.6)	(954,544)	(147,356)	(9.6)
Foreign currency exchange losses, net	(32,230)	(0.2)	(243,386)	(1.9)	(132,709)	(20,487)	(1.3)

	For the Year Ended December 31,
	2013		2014		2015
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Other income	65,767	0.4	125,568	1	148,462	22,919	1.5
Income tax (expense) benefit	(31,025)	(0.2)	(89,723)	(0.7)	(731,191)	(112,876)	(7.3)
Net loss	(2,054,898)	(15.3)	(1,401,335)	(10.9)	(5,898,836)	(910,623)	(59.2)
Less: Loss attributable to the non-controlling interests	110,473	0.8	101,526	0.8	298,310	46,051	3.0
Net loss attributable to Yingli Green Energy	(1,944,425)	(14.5)	(1,299,809)	(10.1)	(5,600,526)	(864,572)	(56.2)

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net Revenues. Our total net revenues were RMB9,965.8 million (US$1,538.5 million) in 2015, which decreased by 22.9% from RMB12,927.4 million in 2014. Our PV module shipment volume (including shipments for PV systems) in 2015 was 2,447.0 megawatts, a decrease of 27.2% from 3,361.3 megawatts in 2014. The decrease in total shipments was primarily due to the lower-than-expected utilization rate of our production facilities for our in-house PV modules as a result of tight cash flow in 2015. The decrease in total net revenues year-over-year was mainly due to reduction in total PV module shipment and decline in our average selling prices of PV modules around the world, especially in China.

Net revenues from sales of PV modules were RMB8,464.8 million (US$1,306.7 million), or 84.9% of total net revenues in 2015, compared to RMB12,179.5 million, or 94.2% of total net revenues in 2014. Our PV module sales in China in 2015 were RMB2,714.8 million (US$419.1 million), or 27.2% of our total net revenues, which decreased from RMB4,550.9 million, or 35.2% of our total net revenues in 2014. Our PV module sales in Japan in 2015 were RMB2,613.5 million (US$403.5 million), or 26.2% of our total net revenues, which increased from RMB2,415.6 million, or 19.8% of our total net revenues in 2014. Our PV module sales in the United States in 2015 were RMB1,235.2 million (US$190.7 million), or 12.4% of our total net revenues which decreased from RMB2,301.5 million, or 17.8% of our total net revenues in 2014.

Net revenues from sales of PV cells, wafers and raw materials were RMB686.1 million (US$105.9 million), or 6.9% of total net revenues in 2015, which increased from RMB439.6 million, or 3.4% of total net revenues in 2014.

Net revenues from PV cells and PV modules processing fee were RMB389.5 million (US$60.1 million), or 3.9% of total net revenues in 2015. We did not generate such revenues in 2014.

Net revenues from sales of PV systems were RMB197.4 million (US$30.5 million), or 2.0% of total net revenues in 2015, which increased from RMB161.0 million, or 1.2% of total net revenues in 2014. Most of our net revenues from sales of PV systems in 2015 were derived from China.

Other revenues were RMB228.1 million (US$35.2 million), or 2.3% of total net revenues in 2015, which increased from RMB147.2 million, or 1.1% of total net revenues in 2014.

Cost of Revenues. The cost of PV modules sales as a percentage of net revenues from PV modules increased to 86.6% in 2015, from 82.5% in 2014. This increase was primarily due to an increase in unit production cost of PV modules as a result of the lower-than-expected utilization rate of production facilities and decline in total net revenues.

Gross Profit. As a result of the factors described above, our gross profit was RMB1,187.3 million (US$183.3 million) in 2015, which decreased from gross profit of RMB2,238.2 million in 2014. Our gross margin was 11.9% in 2015, which decreased from 17.3% in 2014.

Operating Expenses. Our operating expenses were RMB5,415.4 million (US$836.0 million) in 2015, which increased from RMB2,453.4 million in 2014. Operating expenses as a percentage of net revenue increased to 54.3% in 2015 from 19.0% in 2014. The increase was mainly due to,

•	Impairment of long-lived assets. Due to lower-than-expected utilization of certain production facilities, we did an impairment analysis on our long-lived assets in 2015 and recorded an impairment loss of approximately RMB3.8 billion for property, plant and equipment with respect to the production facilities based on the difference between carrying value and fair value of such long-lived assets. We did not record such impairment loss in 2014.

•

Provision for reserve for inventory purchase commitments under long-term polysilicon supply contracts. In 2015, we recorded provisions of approximately RMB77.7 million for the inventory purchase commitments with certain supplier under our long-term polysilicon supply contracts as a result of the reassessment of the purchase commitments under those supply contracts. No such provision was made in 2014.

•	Provision for prepayment in relation to inventory purchase commitments under long-term polysilicon supply contracts. In 2015, we recorded provisions of approximately RMB522.1 million for the prepayments to certain supplier under our long-term polysilicon supply contract, which included: 1) Provision of RMB71.3 million due to that we failed to purchase contractual volume as stated in the long-term contract in 2015; 2) Provision of RMB450.8 million as we estimated that we will also fail to purchase contractual volume as stated in the long-term contract in the remaining contract period in the future. No such provision was made in 2014.

•	Provision for doubtful accounts receivable. As a result of certain customers’ prolonged failure to settle accounts receivable and the continuing deterioration of their financial condition and creditworthiness, we made a total provision of RMB404.3 million (US$62.4 million) in 2015 for the doubtful accounts receivable related to these customers, while we made provision for doubtful accounts receivable of RMB169.4 million in 2014.

The increase in our operating expenses was partially offset by,

•	Gain on disposal of land use rights. In 2015, Fine Silicon disposed its land use rights and we recognized a disposal gain of approximately RMB1.2 billion, while we did not recognize such gain in 2014.

•	Selling expenses. Our selling expenses were RMB854.3 million (US$131.9 million) in 2015, which decreased from RMB1,095.1 million in 2014. The decrease was primarily due to a lower freight and insurance costs as a result of decreased total PV module shipments.

•	General and administrative expenses. Our general and administrative expenses decreased to RMB523.2 million (US$80.8 million) in 2015 from RMB615.1 million in 2014..

•	Research and development expenses. Our research and development expenses decreased to RMB397.0 million (US$61.3 million) in 2015 from RMB573.8 million in 2014. The decrease in research and development expenses from 2015 to 2014 was mainly due to our balanced control of research and development projects as a result of the tight cash flow.

Loss from Operations. Loss from operations was RMB4,228.0 million (US$652.7 million) in 2015, compared to RMB215.2 million in 2014. As a result of the cumulative effect of the above factors, operating loss margin was 42.4% in 2015, compared to 1.7% in 2014.

Interest Expenses, Net. Net interest expenses were RMB954.5 million (US$147.4 million) in 2015, which decreased from RMB980.8 million in 2014. The slight decrease in interest expenses in 2015 was mainly due to reduction in the principal of our borrowings, primarily as a result of the repayment of the bank loans and two medium-term notes due in May 2015 and October 2015. The weighted average interest rate for our borrowings in 2015 was 6.39%, which slightly decreased from 6.44% in 2014.

Foreign Currency Exchange Losses. Foreign currency exchange losses were RMB132.7 million (US$20.5 million) in 2015, compared to RMB243.4 million in 2014. The decrease in foreign exchange loss year-over-year was mainly due to less depreciation of Euros and Japanese Yen against Renminbi in 2015, and to the fact that we had a balance of net current assets denominated in Euro and Japanese Yen.

Income Tax Expense. We recognized an income tax expense of RMB731.2 million (US$112.9 million) in 2015, compared to an income tax expense of RMB89.7 million in 2014. The increase of income tax expense year-over-year was primarily due to assessment on recovery of deferred income tax assets which resulted in an additional valuation allowance of deferred income tax assets in 2015.

Loss Attributable to the Non-controlling Interests. In 2015, loss attributable to the non-controlling interests was RMB298.3 million (US$46.1 million), compared to RMB101.5 million in 2014.

Net Loss Attributable to Yingli Green Energy. As a result of the cumulative effect of the above factors, our net loss attributable to Yingli Green Energy was RMB5,600.5 million (US$864.6 million) in 2015, compared to RMB1,299.8 million in 2014.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Net Revenues. Our total net revenues were RMB12,927.4 million in 2014, which decreased by 3.7% from RMB13,418.1 million in 2013. Our PV module shipment volume (including shipments for PV systems) in 2014 was 3,361.3 megawatts, an increase of 4% from 3,234.3 megawatts in 2013. The increase in total shipments was primarily due to proven performance of our products, our differentiated market channels and end market diversification. The decrease in total net revenues year-over-year was mainly due to an industry-wide decline in the average selling price of PV modules in 2014 compared to 2013, which decrease was partially offset by the increase in total shipments.

Net revenues from sales of PV modules were RMB12,179.5 million, or 94.2% of total net revenues in 2014, compared to RMB12,510.8 million, or 93.2% of total net revenues in 2013. Our PV module sales in Germany were RMB671.5 million, or 5.2% of our total net revenues in 2014, which decreased from RMB2,439.1 million, or 18.2% of total net revenues in 2013. In 2014, the shipment volume has increased to 3,361 megawatts, an increase of 3.9% from the 2013 volume of 3,234 megawatts. However, the 2014 shipment volume included about 260.6 megawatts shipment sold to the Company’s project assets (for which revenue has been eliminated in consolidation). The volume sold to third party has decreased by 3.0% which led to the decrease of revenue of 2.7% from 2013 to 2014. Our PV module sales in the United States in 2014 were RMB2,301.5 million, or 17.8% of our total net revenues which decreased from RMB2,906.3 million, or 21.7% of our total net revenues in 2013. Our PV module sales in China in 2014 were RMB4,550.9 million, or 35.2% of our total net revenues, which increased from RMB4,546.5 million, or 33.9% of our total net revenues in 2013.

Net revenues from sales of PV systems were RMB161.0 million, or 1.2% of total net revenues in 2014, which decreased from RMB408.6 million, or 3.0% of total net revenues in 2013. Most of our net revenues from sales of PV systems in 2014 were derived from China. Other revenues amounted to RMB586.9 million in 2014, primarily from sales of raw materials and low efficiency PV cells, compared to RMB498.7 million in 2013. Other revenues as a percentage of total net revenues were 4.6% in 2014 and 3.8% in 2013.

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

Gross Profit. As a result of the factors described above, our gross profit was RMB2,238.2 million in 2014, which improved from gross profit of RMB1,458.9 million in 2013. Our gross margin was 17.3% in 2014, which improved from 10.9% in 2013.

Operating Expenses. Our operating expenses were RMB2,453.4 million in 2014, which decreased from RMB2,577.2 million in 2013. Operating expenses as a percentage of net revenue decreased to 19.0% in 2014 from 19.2% in 2013. The decrease in operating expenses from 2013 to 2014 was due primarily to lower general and administrative expenses of RMB615.1 million in 2014, which decreased from RMB741.2 million in 2013. The decrease in general and administrative expenses in 2014 was primarily caused by our efforts to control costs. General and administrative expenses as a percentage of net revenues decreased to 4.8% in 2014 from 5.5% in 2013. The decrease in operating expenses from 2013 to 2014 was partially offset by the following factors:

•	Selling Expenses. Our selling expenses were RMB1,095.1 million in 2014, which increased from RMB1,064.3 million in 2013. The increase was primarily due to the expenditure of some large market promotion activities and restructuring of overseas offices from general and administrative function to overseas market expansion function.

•	General and Administrative Expenses. Our general and administrative expenses were RMB615.1 million, which decreased from RMB741.2 million in 2013. The general and administration expenses significantly decreased due to the restructuring of overseas offices from general and administrative function to overseas market expansion function.

•	Research and Development Expenses. Our research and development expenses increased to RMB573.8 million in 2014 from RMB288.6 million in 2013. Our research and development expenses in 2014 primarily resulted from our continuous and more focused research and development efforts.

•	Provision on Inventory Purchase Commitments under Long-Term Polysilicon Supply Contracts. We did not recognize any such provision in 2014. In 2013, we recognized a provision of RMB480.2 million on inventory purchase commitments under our long-term polysilicon supply contracts as a result of our having re-assessed our commitments under those contracts based on then-current prices for polysilicon prevailing in the open market and the status of our performance of, and negotiations with our suppliers under, the supply contracts.

Loss from Operations. Loss from operations was RMB215.2 million in 2014, compared to RMB1,118.4 million in 2013. As a result of the cumulative effect of the above factors, operating loss margin was 1.7% in 2014, compared to 8.3% in 2013.

Interest Expenses, Net. Net interest expenses were RMB980.8 million in 2014, which increased from RMB940.2 million in 2013. The increase in interest expense in 2014 was mainly a result of a slight increase in our weighted average interest rate and a reduced level of capitalised interest expenses relating to construction in progress which was transferred into fixed assets in 2014. The weighted average interest rate for our borrowings in 2014 was 6.44%, which slightly increased from 6.31% in 2013.

Foreign Currency Exchange Losses. Foreign currency exchange losses were RMB243.4 million in 2014, compared to RMB32.2 million in 2013. These foreign currency exchange losses were due primarily to the depreciation in 2014 of the Euro and the U.S. dollar against the Renminbi.

Income Tax Expense. We recognized an income tax expense of RMB89.7 million in 2014, compared to an income tax expense of RMB31.0 million in 2013.

Loss Attributable to the Non-controlling Interests. In 2014, loss attributable to the non-controlling interests was RMB101.5 million, compared to RMB110.5 million in 2013.

Net Loss Attributable to Yingli Green Energy. As a result of the cumulative effect of the above factors, our net loss attributable to Yingli Green Energy was RMB1,299.8 million in 2014, compared to RMB1,944.4 million in 2013.

B.	Liquidity and Capital Resources

We require a significant amount of cash to fund our operations. We also have a significant amount of debt outstanding and debt service requirements to satisfy. We may also require cash to meet our future capital requirements, which may be difficult to predict.

Cash Flows and Working Capital

Our ability to continue as a going concern for a reasonable period of time largely depends on the ability of our management to successfully execute our business plan (including increasing sales while decreasing operating costs and expenses) and, if required, the ability to obtain additional funds from third parties, including banks, or from the issuance of additional equity or debt securities. There is substantial uncertainty in this regard. See “Item 3.D. Risk Factors - Risks Related to Us and the PV Industry -There is substantial doubt as to our ability to continue as a going concern”.

The primary sources of our financing have been borrowings from banks and other third parties, private placements of our debt, equity and equity-linked securities as well as our initial public offering, follow-on offerings, convertible senior notes offering, and medium-term notes offering. As of December 31, 2015, we had RMB1,240.7 million (US$191.5 million) in cash, RMB346.9 million (US$53.6 million) in restricted cash, RMB9,124.2 million (US$1,408.5 million) in outstanding short-term borrowings (including the current portion of our long-term debt, RMB357 million of the 2010 MTNs that became due on October 13, 2015 and RMB1.4 billion of the 2011 MTNs that became due on May 12, 2016), RMB300.0 million (US$46.3 million) of the 2012 MTNs that will become due on May 3, 2017, and RMB2,405.9 million (US$371.4 million) in outstanding long-term debt (excluding the current portion).

As of December 31, 2015, our cash consisted of cash on hand, cash in bank accounts and interest-bearing savings accounts, and our restricted cash consisted of bank deposits for securing letters of credit, letters of guarantee granted to us and bank deposits for securing loan facilities.

Our outstanding short-term borrowings from banks were made principally to support our working capital requirements and to repay other short-term borrowings. Our short-term borrowings from banks have a term of less than one year and expire at various times throughout the year. We have historically negotiated renewals of certain of these borrowings shortly before they were to mature.

Our outstanding long-term debt as of December 31, 2015 was RMB2,405.9 million (US$371.4 million), all of which were long-term bank borrowings. Such borrowings were made principally to fund our manufacturing facility expansion projects, increased working capital needs and to replace short-term loans with higher interest rates.

In October 2010, under a plan to issue up to RMB2.4 billion RMB-denominated unsecured five-year medium-term notes registered with the PRC National Association of Financial Market Institutional Investors, Tianwei Yingli completed its First Tranche Issue of RMB-denominated unsecured five-year medium-term notes in the amount of RMB1.0 billion, or the 2010 MTNs, which matured on October 13, 2015. The 2010 MTNs bore a fixed interest rate of 4.3% per annum for the first three years, which increases to 5.7% per annum for the remaining two years. In May 2011, the Second Tranche Issue of RMB-denominated unsecured five-year medium-term notes in the amount of RMB1.4 billion, or the 2011 MTNs, was completed by Tianwei Yingli, which matured on May 12, 2016. The 2011 MTNs bore a fixed interest rate of 6.15% per annum. Tianwei Yingli repaid approximately 70% of the 2010 MTNs including interest thereon in a total amount of RMB700 million before the 2010 MTNs matured on October 13, 2015. The remaining portion of the 2010 MTNs and the full amount of the 2011 MTNs have not yet been repaid by Tianwei Yingli as of the date of this annual report.

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

In May 2011, Yingli China entered into a 42-month RMB1.16 billion loan agreement with Bank of China and China CITIC Bank at an interest rate of the three-to-five year Renminbi benchmark loan rate plus an additional surcharge of 5% per annum. As of December 31, 2015, Yingli China had drawn down RMB481 million (US74.3 million) under this loan agreement. The loan is guaranteed by Yingli Green Energy and Yingli Group.

In May 2012, Yingli China completed its issuance of RMB1.5 billion in aggregate amount of RMB-denominated unsecured medium-term notes. The issuance is composed of RMB300 million in aggregate amount of RMB-denominated five-year medium-term notes, or the 2012 MTNs, and RMB1.2 billion in aggregate amount of RMB-denominated three-year medium-term notes, or the 2012 three-year MTNs. The 2012 MTNs bear a fixed interest rate of 6.01% per annum and will mature on May 3, 2017. The 2012 three-year MTNs bear a fixed interest rate of 5.78% per annum and matured on May 3, 2015. Yingli China fully repaid the 2012 three-year MTNs, together with interest, before their due date.

In April 2013, Yingli China entered into a total RMB1.01 billion working capital loan agreement with China Development Bank. The loan comprises a US$110 million USD-denominated one-year working capital loan bearing an interest rate equal to the 6-month London Interbank Offered Rate, or the LIBOR, plus a surcharge of 500 basis points (5.00%) per annum, which was repaid in April 2015, and a US$55.0 million USD-denominated three-year working capital loan bearing an interest rate equal to the 6-month LIBOR plus a surcharge of 520 basis points (5.20%) per annum, which is unsecured and repayable upon maturity.

Historically we have been able to repay our borrowings mostly from refinancing or new or additional borrowings from our shareholders, related parties, other third parties as well as proceeds from our initial public offering, follow-on offerings, the convertible senior notes offering and medium-term notes offerings. We assess our cash flow position from time to time and, if appropriate, we plan to use the cash generated from our operations and to utilize a portion of the proceeds from future debt or equity offerings to prepay some of our outstanding credit facilities in order to improve our balance sheet position. If we are unable to obtain alternative funding or to generate the cash we need from our operations, our business and prospects may suffer. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We require a significant amount of cash to fund our operations as well as meet future capital requirements our debt repayment obligations. If we cannot obtain additional capital financing and liquidity when we need it, our growth prospects and profitability business, financial condition and results of operation may be materially and adversely affected. Certain financing activities may also dilute your equity interests in us and cause other material adverse effects on our financial condition and results of operations”.

Tianwei Yingli failed to repay RMB357 million of the 2010 MTNs when they became due on October 13, 2015 and failed to repay RMB1.4 billion of the 2011 MTNs when they became due on May 12, 2016. As such, Tianwei Yingli is currently in payment default of the 2010 MTNs and 2011 MTNs.

A number of our loan agreements contain financial covenants that require us to maintain certain financial ratios, including debt-to-asset ratios. The worsening operating environment that has generally affected companies operating in our industry since the fourth quarter of 2008 had led to breaches and potential future breaches of certain financial covenants under some of our loan agreements. We had been in breach of certain financial covenants, such as debt-to-asset ratios, under certain loan agreements with commercial banks in China, which would have triggered cross-default provisions under most of other relevant loan agreements. As of May 16, 2016, we have obtained written waivers from all the relevant banks with which we have these affected loan agreements, waiving such past breaches and/or cross-defaults. In response to potential future breaches, we have had to negotiate with the relevant lenders terms of prepayment or to amend those financial covenants to prevent actual breaches from occurring, or requesting waivers of such financial covenants from those banks. Examples of amendments to such financial covenants would be to reset the financial covenants for the relevant loan agreements or to begin testing for compliance with the financial covenants at a deferred date. However, if we need in the future to renegotiate with our lenders again with respect to prepayment terms or to amend financial covenants or other relevant provisions, or to request waivers for financial covenants under such loan agreements to address potential breaches, we cannot assure you that we will be able to reach an agreement with any lender or to obtain any waiver so as to avoid a breach of an affected loan agreement. If we are found to be in breach of one or more financial covenants under any loan agreement and are not able to obtain a waiver from the relevant lender or to prepay the loan, such breach would constitute an event of default under the loan agreement. As a result, repayment of the indebtedness under the relevant loan agreement may be accelerated, which in turn may require us to repay the entire principal amount including interest, if any, accrued on certain of our other existing indebtedness under cross-default provisions in our existing loan agreements. If we are required to repay a significant portion or all of our existing indebtedness prior to its maturity, we may lack sufficient financial resources to do so. Furthermore, any breach of those financial covenants also will restrict our ability to pay dividends. Any of those events could have a material and adverse effect on our financial condition, results of operations and business prospects. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Tianwei Yingli is currently in payment default of the 2010 MTNs and 2011 MTNs, and we have breached in the past, and may breach in the future, certain financial and restrictive covenants of our loan agreements, which may result in lenders accelerating repayment of the affected loans and trigger cross-default provisions of other loans and borrowings, and we used to be overdue, and are still overdue, in some of our payment obligations under other financing arrangements, all of which could materially and adversely affect our liquidity and our creditworthiness to borrow or obtain other financings in the future”.

We have significant working capital commitments because suppliers of high-purity polysilicon require us to make prepayments in advance of shipment. As of December 31, 2015, our prepayments to suppliers were RMB1,212.6 million (US$187.2 million), including amounts paid to related parties of RMB230.4 million (US$35.6 million).

Currently, a significant portion of our revenue is derived from credit sales to our customers, generally with payments due within four months. Sales to a small number of major customers exposed us to additional and more concentrated credit risks since a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2015, our five largest outstanding accounts receivable balances outstanding accounted for approximately 27.6% of our total outstanding accounts receivable. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. Although we have been able to maintain adequate working capital primarily through short-term borrowings, in the future we may not be able to secure additional financing on a timely basis or on terms acceptable to us or at all.

As a result of the reduced scale of our operations, our working capital decreased in 2015. Our inventories were RMB1,484.3 million (US$229.1 million) as of December 31, 2015, compared to RMB2,099.1 million as of December 31, 2014. We also make prepayments for equipment purchases. Our prepayments for equipment purchases amounted to RMB122.3 million, RMB327.3 million, and RMB81.8 million (US$12.6 million) as of December 31, 2013, 2014 and 2015, respectively.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	352,551	433,953	984,667	152,007
Net cash provided by / (used in) investing activities	(670,585)	(315,845)	1,413,458	218,199
Net cash used in financing activities	(629,450)	(182,686)	(2,249,652)	(347,286)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(31,903)	28,154	23,223	3,585
Net increase / (decrease) in cash and cash equivalents	(979,387)	(36,424)	171,695	26,505
Cash and cash equivalents at the beginning of the year	2,084,865	1,105,478	1,069,054	165,034
Cash and cash equivalents at the end of the year	1,105,478	1,069,054	1,240,749	191,539

Operating Activities

Net cash provided by operating activities consisted primarily of our net loss, offset or mitigated by non-cash adjustments, such as depreciation and amortization,  loss/(gain) on disposal of property, plant and equipment, disposal gain from long-live assets and land use right in relation to a subsidiary, gain on disposal of subsidiaries, provision for doubtful accounts receivable, loss on sale of accounts receivable , write-down of inventories to net realizable value, equity in loss/(income) of affiliates, net, amortization  of debt issuance cost, share-based compensation, amortization of earned assets related government grants received in a prior period, deferred income tax (benefit)/expense, foreign currency exchange (gains)/ losses, net, unrealized gain of financial instruments, impairment of long-lives assets, provision for prepayment in relation to inventory purchase commitments, provision for reserve for inventory purchase commitments and adjusted by changes in operating assets and liabilities, such as restricted cash related to purchase of inventory and other operating activities, accounts receivable, inventories, prepayments to suppliers, value-added tax recoverable, amounts due from and prepayments to related parties, prepaid expenses and other assets, accounts payable, advances from customers, amounts due to related parties, other current liabilities and accrued expenses and other liabilities. The fluctuations of net cash provided by operating activities largely correspond to the changes in net income or net loss.

Net cash provided by operating activities for the year ended December 31, 2015 was RMB984.7 million (US$152.0 million), primarily attributable to a net loss of RMB5,898.8 million (US$910.6 million) as positively adjusted for certain items such as depreciation and amortization RMB1.2 billion (US$183.0 million), provision for doubtful accounts receivable of RMB404.3 million (US$62.4 million), write-down of inventories to net realizable value of RMB31.9 million (US$4.9 million), equity in loss of affiliates, net of RMB0.8 million (US$0.1 million), amortization of debt issuance cost of RMB4.2 million (US$0.6 million), share-based compensation of RMB12.0 million (US$1.8 million), deferred income tax expense of RMB695.9 million (US$107.4 million), foreign currency exchange losses of RMB39.1million (US$6.0 million), impairment of long-lived assets of RMB3,804 million (US$587.3 million), provision for prepayment in relation to inventory purchase commitments of RMB522.1 million (US$80.6 million), provision for reserve for inventory purchase commitments of RMB77.7 million (US$12.0 million), a decrease in restricted cash related to purchase of inventory and other operating activities of RMB755.7 million (US$116.7 million), a decrease in accounts receivable of RMB1,458.5 million (US$225.2 million), a decrease in prepayments to suppliers of RMB92.6 million (US$14.3 million), a decrease in value-added tax recoverable of RMB90.9 million (US$14.0 million), an increase in amounts due to related parties of RMB855.8 million (US$132.1 million), an increase in other current liabilities and accrued expenses of RMB484.0 million (US$74.7 million), an increase in other liabilities of RMB59.2 million (US$9.1 million), partially offset by certain items such as gain on disposal of property, plant and equipment of RMB33.4 million (US$5.2 million),disposal gain from long-lived assets and land use right in relation to a subsidiary of RMB1,167.3 million (US$180.2 million), gain on disposal of subsidiaries of RMB33.2 million (US$5.1 million), amortization of earned assets related government grants received in a prior period of RMB56.9 million (US$8.8 million), an increase in inventories of RMB276.2 million (US$42.6 million), an increase in amounts due from and prepayments to related parties of RMB672.9 million (US$103.9 million), an increase in prepaid expenses and other assets of RMB8.6 million (US$1.3 million), a decrease in accounts payable of RMB1,232.6 million (US$190.3 million), a decrease in advances from customers of RMB209.5 million (US$32.3 million).

Net cash provided by operating activities was RMB434.0 million in 2014, primarily resulting from improvements in operating efficiency and significant decrease in net losses.

Net cash provided by operating activities was RMB352.6 million in 2013, primarily resulting from improvements in operating efficiency and significant decrease in net losses.

Investing Activities

Net cash provided by/(used in) investing activities largely reflects our government grants for property, plant and equipment, purchase of property, plant and equipment and investment in project assets, purchase of project assets, restricted cash related to purchase of property, plant and equipment, proceeds from sale of equipment under sale-leaseback agreement, payments for land and land use rights, equity investments, proceeds from disposal of long-term investment and investment in affiliates, loans made to related parties, proceeds from repayment of loans made to related parties, proceeds from disposal of subsidiaries, proceeds from disposal of plant, property and equipment and proceeds from disposal of long-live assets and land use right in relation to a subsidiary.

Net cash provided by investing activities for the years ended December 31, 2015 amounted to RMB1,413.5 million (US$218.2 million), primarily as a result of government grants for property, plant and equipment, change of restricted cash related to purchase of property, plant and equipment balances, proceeds from disposal of long-term investment and investment in affiliates, proceeds from repayment of loans made to related parties, proceeds from disposal of subsidiaries, proceeds from disposal of plant, property and equipment and proceeds from disposal of long-live assets and land use right in relation to a subsidiary in each of the periods. The increase from 2014 to 2015 was primarily due to proceeds from disposal of long-live assets and land use right in relation to a subsidiary, proceeds from disposal of plant, property and equipment.

Net cash used in investing activities for the years ended December 31, 2014 amounted to RMB315.8 million, primarily as a result of government grants for property, plant and equipment, purchase of property, plant and equipment, change of restricted cash related to purchase of property, plant and equipment balances, proceeds from sale of equipment under sale-leaseback agreement, payments for land use rights, equity investments, proceeds from disposal of long-term investment, loans made to related parties, proceeds from disposal of plant, property and equipment and proceeds from repayment of loans made to related parties in each of the periods.

Net cash used in investing activities was RMB670.6 million in 2013, primarily due to purchase of new facilities for conducting upgrades and maintenance purposes.

Financing Activities

Net cash used in financing activities for the year ended December 31, 2015 was RMB2,249.7 million (US$347.3 million), primarily consisting of proceeds from short-term borrowings of RMB7.2 billion (US$1.1 billion), proceeds from long-term debt of RMB254.0 million (US$39.2 million), repayment of short-term borrowings of RMB8.5 billion (US$1.3 billion), repayment of long-term debt of RMB68.0 million (US$10.5 million), repayment of medium-term notes of RMB1.8 billion (US$285.5 million), proceeds from failed sale-leaseback agreement of RMB250.0 million (US$38.6 million), repayment of capital and financing lease obligation of RMB60.0 million (US$9.3 million), receipt of deposit for capital and financing lease of RMB60.0 million (US$9.3 million), payment for deposit for lease of RMB1.0 million (US$0.2 million), decrease in restricted cash related to guarantee of bank borrowings of RMB220.1 million (US$34.0 million), proceeds from disposal of a subsidiary with land use rights of RMB265.0 million (US$40.9 million), contribution from non-controlling interest holders of RMB18.0 thousand (US$3.0 thousand).

Net cash used in financing activities for the year ended December 31, 2014 was RMB182.7 million, primarily consisting of proceeds from short-term borrowings of RMB8.9 billion, repayment of short-term borrowings of RMB9.2 billion, repayment of long-term borrowings of RMB280.4 million and repayment of capital and financing lease obligation of RMB81.2 million, decrease in restricted cash related to guarantee of bank borrowings of RMB5.1 million, issuance of ordinary shares of RMB517.3 million and contribution from non-controlling interest holders of RMB1.0 million.

Net cash used in financing activities was RMB629.5 million in 2013, primarily due to the repayment of bank loans of RMB8,591.7 million, partially offset by the proceeds from bank loans of RMB7,950 million, restricted cash of RMB14.3 million related to guarantees of bank borrowings and the proceeds from borrowings from Hainan Yingli’s non-controlling interest holders of RMB100 million.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was negative 2.6%, 2.0%, and 1.4% in 2013, 2014 and 2015, respectively.

Dividends from Subsidiaries

We intend indefinitely to reinvest undistributed earnings accumulated in and after 2008 in the PRC and therefore have not recognized a deferred income tax liability with respect to those earnings; and restrictions under PRC law on the remittance of dividends outside the PRC have not had a material adverse effect on our liquidity or capital resources. See “Item 3.D. Risk Factors—Risks Related to Doing Business in China— Dividends we may receive from our operating subsidiaries located in the PRC may be subject to PRC withholding tax”.

Liquidity and Going Concern

For the year ended December 31, 2015, we incurred a net loss of RMB 5,898.8 million (US$910.6 million). As of December 31, 2015, we had a total deficit attributable to our shareholders of RMB 5,939.7 million (US$916.9 million) and a deficit in working capital of RMB 7.3 billion (US$1.1 billion). As of December 31, 2015, we had cash, cash equivalents and restricted cash of RMB 1,587.7 million (US$245.1 million), short-term borrowings, including current portion of medium-term notes and long-term debt of RMB 9,124.2 million (US$1,408.5 million), long-term debts of RMB 2,405.9 million (US$371.4 million) and medium-term notes of RMB 300 million (US$46 million). Tianwei Yingli, one of the our major manufacturing subsidiaries, failed to fully repay the 2010 MTNs due on October 13, 2015. The principal and accrued interest on the 2010 MTNs were in the aggregate amount of RMB 1.1 billion (US$163.2 million) while only RMB 700 million (US$108 million) was repaid. Tianwei Yingli also failed to repay the 2011 MTNs with principal and accrued interest in the aggregate amount of RMB 1.45 billion (US$224.5 million) that became due on May 12, 2016. Our liquidity is primarily dependent on our ability to maintain adequate cash flows from operations, to renew or rollover our short-term borrowings and to obtain adequate external financings to support our working capital and meet our obligations and commitments when they become due.

We have carried out a review of our cash flow forecast for the twelve months ending December 31, 2016. In preparing the cash flow forecast, our management has considered our historical cash requirements, our expected debt repayment obligations in 2016, our plan to further reduce operating costs and expenses, as well as the alternative financing plans discussed in detail below. Our management also made the assumption that there will be no significant decrease of our shipments of modules and gross profit margin.

Alternative Financing Plans

We are currently exploring a variety of alternative financing plans to improve our liquidity and financial position.

•	Debt Restructuring and Introducing Strategic Investors

As of December 31, 2015, we had medium-term notes, or MTNs, of RMB 2,057.0 million outstanding. Of the total RMB 2,057.0 million of MTNs, RMB 357.0 million of the 2010 MTNs were due on October 13, 2015; RMB1.4 billion of the 2011 MTNs were due on May 12, 2016; and RMB 300.0 million of the 2012 MTNs will become due on May 3, 2017. We have had meetings with the noteholders several times and are in negotiation with the noteholders for the repayment schedule of the MTNs. We proposed to the noteholders not to require us repaying the MTNs before we have the ability to repay the outstanding MTNs. We have had negotiations with the noteholders and different funding resources for the ways of repayment of the MTNs, such as 1) introduction of strategic investors to invest in us or our subsidiaries, 2) introduction of new creditors to grant new borrowings to us, and 3) sales of certain long-lived assets including land use rights to get additional funds. The plan for the sales of long-lived assets, if executed, will take more than one year to complete. As of the date of this annual report, these negotiations are still in progress.

We are also in negotiation proactively with certain investors for potential strategic investments in us or our major subsidiaries. Such debt restructuring and strategic investments, if successfully completed, will further increase our liquidity and improve our debt-to-equity ratio.

•	Renewal or Rollover of Borrowings and other Financing Arrangements

We have maintained good credit records and relationships with our major lending banks and other financial institutions in China. In addition, we have obtained financing through other arrangements, such as sale and lease back of certain machinery and equipment and sale and repurchase of certain equity interest in our subsidiary. We have failed to fulfill our payment obligations under some of these arrangements in the past. As of December 31, 2015, we had RMB175 million of payment obligation overdue under our agreement with a leasing company for sale and lease back of certain machinery and equipment and RMB100 million of payment obligation overdue under our agreement with a third party for sale and repurchase of 5.50% equity interest of Hainan Yingli. As of December 31, 2015, we recorded the RMB175 million and RMB100 million of payment obligation overdue as borrowings and payables, respectively. We are still in negotiation with these third parties about the extension of our payment schedules under the relevant agreements.

There can be no assurance, however, that such expected financing plans will be successfully completed or completed on terms acceptable to us. Our financing plans for our continuing operations, even if successful, may not result in sufficient cash flow to finance and maintain our business. Facts and circumstances including recurring losses, negative working capital, net cash outflows, and uncertainties on the repayment of the debts raise substantial doubt about our ability to continue as a going concern. The financial statements included in this annual report do not include any adjustments that might result from the outcome of this uncertainty.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard will require us to separate performance obligations within a contract, determine total transaction costs, and ultimately allocate the transaction costs across the established performance obligations. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers" (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 will become effective for us beginning in fiscal 2018 under either full or modified retrospective adoption, with early adoption permitted as of the original effective date of ASU 2014-09. We are currently assessing the potential significant effects of these changes on our consolidated financial statements.

In February 2015, the FASB issued the ASU 2015-02, "Amendments to the Consolidation Analysis". The objective of issuing the amendments in this Update is to change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendments in this Update are an improvement to current US GAAP because they simplify the Codification and reduce the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and because they place more emphasis on risk of loss when determining a controlling financial interest. The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the amendments in this Update using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply the amendments retrospectively. We plan to apply this standard beginning in 2016 and does not expect this guidance to have a material impact on our consolidated financial statements.

In April 2015, the FASB issued the ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs ("ASU 2015-03"), which changes the presentation of debt issuance costs in financial statements. Under ASU 2015-03, an entity will present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. In August 2015, the FASB issued the ASU No. 2015-15—Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements ("ASU 2015-15"), which incorporates the SEC staff's announcement that clarifies the exclusion of line-of-credit arrangements from the scope of ASU 2015-03. The ASU clarifies that debt issuance costs related to line-of-credit arrangements can be deferred and presented as an asset that is subsequently amortized over the time of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03 is effective retrospectively for interim and annual periods beginning after December 15, 2015. We are currently assessing the potential significant effects of these changes on our consolidated financial statements. As of December 31, 2015, the total balance of deferred debt issuance cost included in prepaid expenses and other current assets on our consolidated balance sheet was RMB1.6 million (US$0.2 million).

In September 2015, the FASB issued the ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement for acquirers in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. We are currently assessing the potential significant effects of these changes on our consolidated financial statements.

In November 2015, the FASB issued the ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes. The amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The amendments in this Update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. If an entity applies the guidance prospectively, the entity should disclose in the first interim and first annual period of change, the nature of and reason for the change in accounting principle and a statement that prior periods were not retrospectively adjusted. If an entity applies the guidance retrospectively, the entity should disclose in the first interim and first annual period of change the nature of and reason for the change in accounting principle and quantitative information about the effects of the accounting change on prior periods. We are currently assessing the potential significant effects of these changes on our consolidated financial statements. As of December 31, 2015, total balances of current deferred tax assets and current deferred tax liabilities was nil and RMB4.1 million (US$0.6 million), respectively.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. This accounting standard retains the current accounting for classifying and measuring investments in debt securities and loans, but requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consolidation. This guidance also changes the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to estimate fair value. A policy election can be made for these investments whereby estimated fair value may be measured at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments. This revised guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We are currently assessing the potential significant effects of these changes on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This accounting standard requires lessees to recognize assets and liabilities related to lease arrangements longer than 12 months on the balance sheet. This standard also requires additional disclosures by lessees and contains targeted changes to accounting by lessors. The updated guidance is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. We are currently assessing the potential significant effects of these changes on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-06, Contingent Put and Call Options in Debt Instruments. The amendments in this Update apply to all entities that are issuers of or investors in debt instruments (or hybrid financial instruments that are determined to have a debt host) with embedded call (put) options. The Amendments in this Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts, which is one of the criteria for bifurcating an embedded derivative. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. Consequently, when a call (put) option is contingently exercisable, an entity does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. The amendments are an improvement to GAAP because they eliminate diversity in practice in assessing embedded contingent call (put) options in debt instruments. For public companies, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. An entity should apply the amendments in this Update on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. We are currently assessing the potential significant effects of these changes on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-07, Simplifying the Transition to the Equity Method of Accounting. The amendments in this Update eliminate the requirement that when an investment qualified for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previous held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments in this Update require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increase in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. We are currently assessing the potential significant effects of these changes on our consolidated financial statements.

C.	Research and Development

The primary focus of our research and development efforts is on improving our manufacturing processes at every stage of our production in order to improve the output quality at each stage and deliver more energy-efficient and aesthetically improved PV products at a lower cost. We currently produce multicrystalline polysilicon ingots primarily weighing up to 800 kilograms. Our research goals with regard to wafer cutting techniques include improving the surface and internal physical characteristics of our wafers so as to decrease the wafer breakage rate and increase the number of wafers produced from each ingot, as well as reduce the wafer thickness. We are also improving our ingot casting and crystal growing processes to reduce the amount of time required for ingot formation, increase ingot output and reduce the cost of raw materials.

We believe that PV cells made from crystalline silicon will continue to dominate the PV market in the foreseeable future. Therefore, our research and development efforts as they relate to PV cells have focused on improving technologies and processing techniques to increase the conversion efficiency and the power output of our PV cells, all of which were traditionally made from multicrystalline silicon. Starting from June 2009, we have been in collaboration with the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells, to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells. Our 600 megawatts of PANDA production capacity for each of the ingots and wafers, cells and modules in Baoding, Hebei Province started initial production in the second quarter of 2011. We successfully produced next-generation cells with an average cell conversion efficiency rate of 20.5% on the PANDA commercial production lines in 2015 with a high record of cell conversion efficiency rate of 21.5% in the lab. We also seek to reduce the breakage rate and failure rate and increase the success rate and conversion efficiency of our PV cells through the use of advanced equipment and improved manufacturing processes at each stage of our production. To ensure the competitiveness of our products, we closely monitor the development by our competitors of new-generation PV cells, such as thin film cells, that may or may not be made from crystalline silicon and will seek to respond to challenges and opportunities posed by new technology as appropriate.

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

Our research and development expenses were RMB288.6 million, RMB573.8 million, and RMB397.0 million (US$61.3 million) in 2013, 2014 and 2015, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2015 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information not to be necessarily indicative of future operating results or financial conditions.

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

Under the joint venture contract, Tianwei Baobian has a right to subscribe for a number of ordinary shares newly issued by us to be determined by a predetermined formula set forth in the joint venture contract. See “Item 4.A. History and Development of the Company —Joint Venture Contract — Subscription Right”.

F.	Tabular Disclosure of Contractual Obligations

Our contractual obligations and commitments as of December 31, 2015 are set forth in the table below.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Borrowings from banks and other parties(1)	10,726,434	7,762,416	2,015,982	945,961	2,075
Medium-term notes(2)	2,202,543	1,895,030	307,513	-	-
Commitments for capital expenditures	1,256,106	1,130,496	125,610	-	-
Commitments for the purchase of raw materials	16,145,082	218,185	3,052,235	3,891,548	8,983,114
Financing and capital lease	409,137	101,888	133,226	96,914	77,109
Total	30,739,302	11,108,015	5,634,566	4,934,423	9,062,298

(1)  Includes interest of RMB971.4 million accrued at the interest rate applicable under the loan agreement, the interest rate was between 2.5% and 13.1%. For borrowings with a floating rate, the most recent rate as of December 31, 2015 was applied.

(2)  Includes interest of RMB127.5 million accrued at the interest rate applicable under the loan agreement.

G.	Safe Harbor

This annual report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. The forward-looking statements are contained principally in the sections titled “Item 3.D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our beliefs regarding our abilities to secure sufficient funds to meet our cash needs for our operations and repayment of our existing debts;

•	our expectations regarding the worldwide demand for electricity and the market for solar energy;

•	our beliefs regarding the effects of environmental regulation, lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar energy;

•	our beliefs regarding the acceleration of adoption of solar technologies;

•	our expectations regarding advancements in our technologies and cost savings from such advancements;

•	our beliefs regarding the competitiveness of our PV products;

•	our beliefs regarding the advantages of our business model;

•	our expectations regarding the scaling of our manufacturing capacity;

•	our expectations regarding entering into or maintaining joint venture enterprises and other strategic investments;

•	our expectations regarding revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our expectations regarding our ability to secure raw materials in the future;

•	our expectations regarding the price trends of PV modules and polysilicon;

•	our beliefs regarding our ability to successfully implement our strategies;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of PV products, other renewable energy systems and conventional energy suppliers.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Liansheng Miao	60	Chairperson of board of directors and chief executive
Xiangdong Wang	53	Director and vice president
Iain Ferguson Bruce(1)(2)	75	Independent director
Ming Huang(1)(2)	52	Independent director
Zheng Xue(1)(2)	45	Independent director
Junmin Liu	66	Independent director
Dengyuan Song	58	Chief technology officer
Yiyu Wang	39	Director and Chief financial officer
Jingfeng Xiong	50	Vice president
Zhiheng Zhao	67	Vice president

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

Mr. Iain Ferguson Bruce is an independent member of our board of directors and the chairperson of the audit committee and compensation committee of our board of directors. His directorship became effective upon the completion of our initial public offering in June 2007. Mr. Bruce joined KPMG in Hong Kong in 1964 and was elected to its partnership in 1971. He was the senior partner of KPMG from 1991 until his retirement in 1996 and also concurrently served as chairman of KPMG Asia Pacific from 1993 to 1997. Since 1964, Mr. Bruce has been a member of the Institute of Chartered Accountants of Scotland, and is a fellow of the Hong Kong Institute of Certified Public Accountants, with over 50 years of international experience in accounting and consulting. He is also a fellow of The Hong Kong Institute of Directors and the Hong Kong Securities and Investment Institute (formerly known as Hong Kong Securities Institute).  Mr. Bruce is an independent non-executive director of Citibank (Hong Kong) Limited and MSIG Insurance (Hong Kong) Limited. Mr. Bruce is currently an independent non-executive director of Goodbaby International Holdings Limited, a manufacturer of infants’ and children’s products, Louis XIII Holdings Limited (formerly known as Paul Y. Engineering Group Limited), a construction and engineering company, Tencent Holdings Limited, a provider of Internet services and mobile value-added services, and Wing On Company International Ltd., a department store operating and real property investment company; all of these companies are listed on The Stock Exchange of Hong Kong Limited. In addition, Mr. Bruce also serves as an independent non-executive director of Noble Group Limited, a commodity trading company that is listed on The Singapore Exchange Securities Trading Limited.  He was also an independent non-executive director of Vitasoy International Holdings Ltd., a beverage manufacturing company, and retired from that company’s board on 4 September 2014, and was the chairman of KCS Limited until August 1, 2015. He was also an independent non-executive director of Sands China Ltd., a gaming and hospitality company, and resigned on March 11, 2016.

Professor Ming Huang is an independent member of our board of directors and a member of the audit committee and compensation committee of our board of directors. He was elected to our board in August 2008. Professor Huang also serves as an independent nonexecutive director of Qihoo 360 Technology Co., Ltd., Fantasia Holdings Group Co., Ltd., China Medical System Holdings Limited, JD.com, WH Group, and Guosen Securities Co., Ltd. Professor Huang has been a professor of finance at the Johnson Graduate School of Management at Cornell University in the United States since July 2005. He also serves as the La Caixa Professor of Finance at China Europe International Business School. Previously, he held a series of faculty and administrative positions at Cheung Kong Graduate School of Business, Shanghai University of Finance and Economics, Graduate School of Business at Stanford University, and the Chicago Graduate School of Business. Professor Huang’s academic research primarily focuses on behavioral finance, credit risk and derivatives. Professor Huang received his bachelor’s degree in physics from Peking University, his doctorate in theoretical physics from Cornell University and his doctorate in finance from Stanford University.

Mr. Zheng Xue is an independent member of our board of directors and a member of the audit committee and compensation committee of our board of directors. His directorship became effective on September 19, 2011. Since May 2015, Mr. Xue has been the chief financial officer of China Music Corporation, one of the largest digital music companies in China. Prior to that, Mr. Xue was chief financial officer of LightInTheBox.com, which is a China-based global online retailer. Prior to joining LightInTheBox.com in 2011, he served as chief financial officer of ATMU Inc., which is the largest automated teller machines sourcing company in China. Prior to joining ATMU Inc. in 2010, he served as an advisor of Asia Alternatives Management LLC since 2009. Prior to his affiliation with Asia Alternatives Management LLC, Mr. Xue was a venture partner of Softbank China & India Holdings, a wholly owned subsidiary of Softbank Corp, and manager of Bodhi Investments LLC, which focuses on early stage companies in China and India from 2006 to 2009. He also worked at ChinaCast Education Corporation from 2006 to 2009, Target Media from 2005 to 2006 and eLong Inc. from 2003 to 2005 as professional chief financial officer or director, respectively. Prior to joining eLong Inc. in 2003, Mr. Xue worked for eight years in investment banking in the United States and China. Mr. Xue studied at Tsinghua University in China and received his bachelor’s degree in physics from University of Illinois and his MBA degree from the University of Chicago in the United States.

Professor Junmin Liu is an independent member of our board of directors and was elected to our board in August 2008. He is a professor in the Economics Department at Nankai University in China. Professor Liu began his teaching career in September 1982 and has been teaching at Nankai University since December 1992. Professor Liu's research and study focus on macroeconomics, virtual economies and finance. Professor Liu received his Master's degree in economics and his doctorate in economics, both from Nankai University.

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

Mr. Jingfeng Xiong is a vice president of Yingli Green Energy. Mr. Xiong has been with Tianwei Yingli since 2000, and he has served in a variety of roles, including as the Manager for Wafer, Cell, and Module Workshops, respectively, Quality Manager, Technical Department Manager, System Application Department Manager, and Chief Engineer. In addition, Mr. Xiong initiated and led research and development projects for optimizing operations and automating our vertically integrated production lines to improve yield rates, cost savings and increase cell conversion efficiencies. He received a bachelor’s degree in electronics in 1999 from Hebei University and his EMBA degree from Nankai University in China.

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

B.	Compensation of Directors and Executive Officers

In 2015, the aggregate cash compensation paid to our executive officers and directors was RMB11.7 million (US$1.8 million). For options and restricted shares granted to officers and directors, see “— 2006 Stock Incentive Plan”.

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

Change of Control. The 2006 Stock Incentive Plan defines a “change of control” as the occurrence of any of the following events: (i) the sale or disposition, in one or a series of related transactions, of all or substantially all, of our assets to any third party; (ii) any third party is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of our voting stock or any entity which controls us (counting the shares that such third party has the right to acquire) by way of merger, consolidation, tender, exchange offer or otherwise; or (iii) during any period of two consecutive years, individuals who at the beginning of such period constituted the board (together with any new directors elected or nominated by such board) cease for any reason to constitute a majority of the board, then in office. Upon a change of control, the compensation committee may decide that all outstanding awards that are exercisable or otherwise unvested or subject to lapse restrictions will automatically be deemed exercisable or otherwise vested or no longer subject to lapse restrictions, as the case may be, as of immediately prior to such acquisition. The compensation committee may also, in its sole discretion, decide to cancel such awards for fair value, provide for the issuance of substitute awards that will substantially preserve the otherwise applicable terms of any affected awards previously granted, or provide that affected options will be exercisable for a period of at least 15 days prior to the acquisition but not thereafter.

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

Granted Options. Each of the relevant option award agreements provides for the vesting of options, provided the option holder remains a director, officer, employee or consultant of ours. Following the option holder’s termination of service with us for any reason, the option, to the extent not then vested, will be cancelled by us without consideration. Upon a change of control, the options will, to the extent not then vested and not previously canceled, become fully vested and exercisable immediately. As of May 16, 2016, options to purchase an aggregate of 1,246,104 ordinary shares have been forfeited and cancelled by us without consideration.

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

Each of the relevant award agreements provides for the vesting of restricted shares, provided that the option holder remains a director or officer of ours or Tianwei Yingli or our employee or consultant. Restricted shares granted for the benefit of a trust participant will also fully vest upon termination of service resulting from death or disability of the trust participant that is due to work-related reasons. Following a trust participant’s termination of service with us, unless such termination results from the trust participant’s death or disability that is due to work-related reasons, the restricted shares granted for the benefit of such trust participant will, to the extent not then vested, be forfeited without any consideration. As of May 16, 2016, 33,792 restricted shares have been forfeited without any consideration.

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

Social Insurances and Housing Provident Fund

Pursuant to the relevant PRC regulations, we are required to make contributions to social insurances and housing provident fund for each employee, including our executive officers. See “Item 6.D. Employees”.

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

Board of Directors

The following describes the board of directors of Yingli Green Energy. For a description of Tianwei Yingli’s board of directors, see “Item 4.A. History and Development of the Company —Joint Venture Contract — Tianwei Yingli’s Management Structure and Board of Directors”.

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

Audit Committee

Our audit committee consists of Messrs. Iain Bruce, Ming Huang and Zheng Xue and is chaired by Mr. Bruce. Mr. Bruce is a director with accounting and financial management expertise as required by the NYSE corporate governance rules, or the NYSE rules. We believe that all of the members of our audit committee satisfy the “independence” requirements of the NYSE rules and Rule 10A-3(b)(1) under the Securities and Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee consists solely of independent directors. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

We had 19,306, 17,912 and 14,533 employees as of December 31, 2013, 2014 and 2015, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our total employees as of December 31, 2015.

	As of December 31, 2015
	Number of Employees	Percentage of Total
Manufacturing	9,563	65.80%
Manufacturing Support	1,693	11.65%
Research and Development	800	5.50%
Procurement, Sales and Marketing	308	2.12%
Management and Administrative	494	3.40%
Logistics and Others	1,675	11.53%
Total	14,533	100%

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

Pursuant to the relevant PRC regulations, we are required to make contributions for each employee at a rate of 20% of a standard salary base as determined by the local social security bureau to a defined contribution retirement scheme organized by the local social security bureau. In addition, we are also required to make contributions for each employee at rates of 6%-11%, 1%-2% and 0.9%-1.7% of a standard base for medical insurance benefits, unemployment and other statutory benefits, respectively. We are also required to make contributions to housing provident fund for our employees, which varies, according to the locations and salary bands, from hundreds to thousands of RMB monthly for each employee. In accordance with the local regulation in China where we have operations, we are required to make these contributions on a monthly basis, and will be subject to penalties if we delay any of such contributions for more than three months. Due to our tight cash flow in 2015, some of our subsidiaries failed to fully make contributions to the social insurances and housing provident fund for their employees on time and the amount overdue was approximately RMB80.0 million as of May 16, 2016. As such, these subsidiaries are not in compliance with local regulations on social insurances and housing provident fund, and could be subject to penalties from local regulatory authorities. We have engaged in active discussions with the relevant local regulatory authorities, clarifying our situation to them and seeking their understanding. While the local regulatory authorities indicated that they understood our situation and had not imposed any penalties on us yet, there can be no assurance that they will not impose penalties on us in the future. We plan to gradually pay all overdue amounts before the end of 2016. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We failed to fully make contributions to the social insurances and housing provident fund for our employees, which may subject us to penalties from local regulatory authorities and cause disputes with our employees”.

Our employees are not subject to any collective bargaining agreements. We have not been involved in any material labor disputes. We believe that we have a good relationship with our employees.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this annual report, the most recent practicable date, by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Ordinary Shares Beneficially Owned (1)(2)
	Number of Shares	%
Liansheng Miao(3)	52,498,252	28.74
Xiangdong Wang	*	*
Iain Ferguson Bruce	*	*
Ming Huang	*	*
Zheng Xue	*	*
Junmin Liu	*	*
Dengyuan Song	*	*
Yiyu Wang	*	*
Jingfeng Xiong	*	*
Zhiheng Zhao	*	*
All directors and executive officers as a group	54,012,335	29.33
Principal Shareholders and 5% Shareholders:
Yingli Power Holding Company Ltd.(4)	51,600,652	28.39

*  Less than 1% of our outstanding share capital.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	Percentage of beneficial ownership of each person listed is based on 181,763,770 ordinary shares outstanding and, as applicable, (i) the ordinary shares underlying share options exercisable by such person and (ii) restricted ordinary shares awarded to such person that can be vested, in each case within 60 days of the date of this annual report, not including share options that can be exercised early, in the discretion of the holder, into unvested ordinary shares.

(3)	Represents 51,600,652 of our ordinary shares owned by Yingli Power, our principal shareholder, which is 100% beneficially owned by the family trust of Mr. Miao, and 272,000 restricted shares that were vested and 680,000 stock options exercisable. Mr. Miao’s business address is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3399 North Chaoyang Street, Baoding, People’s Republic of China.

(4)	Represents 51,600,652 of our ordinary shares beneficially owned by Yingli Power. Yingli Power is 100% beneficially owned by the family trust of Mr. Liansheng Miao. The mailing address of Yingli Power is Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

As of April 7, 2016, 128,602,330 or 70.7% of our outstanding ordinary shares in the form of ADSs, are held by 16 record holders in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States. None of our shareholders has voting rights that are different from those of any other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Please refer to “Item 6.B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — 2006 Stock Incentive Plan” for information regarding options and restricted shares granted to our directors, officers, employees and consultants.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees — Share Ownership”.

B.	Related Party Transactions

We adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and that all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions since the beginning of 2012.

Transactions with Yingli Group

We sold PV modules and PV systems with a total price of RMB601.7 million, RMB268.2 million, and RMB683.3 million (US$105.5 million) to Yingli Group, a PRC company controlled by Mr. Liansheng Miao, and its subsidiaries in 2013, 2014 and 2015, respectively. As of December 31, 2014 and 2015, we had accounts receivable of RMB278.0 million and RMB455.4 million (US$70.3 million) from Yingli Group and its subsidiaries, and the outstanding balance of advance payment made by Yingli Group and its subsidiaries was RMB282.8 million and RMB101.3 million (US$15.6 million), respectively.

We purchased raw materials and services with a total price of RMB1,111.8 million, RMB814.8 million, and RMB640.8 million (US$98.9 million) from the subsidiaries of Yingli Group in 2013, 2014 and 2015, respectively. As of December 31, 2014 and 2015, we had accounts payable of RMB287.9 million and RMB160.6 million (US$24.8 million), and prepayments of RMB34.4 million and RMB225.7 million (US$34.8 million), respectively, in connection with these purchases.

In 2013, 2014 and 2015, we purchased natural gas with a total price of RMB15.1 million, RMB13.2 million, and RMB11.1 million (US$1.7 million), respectively, from Baoding CNPC Kunlun Natural Gas Co., Ltd., an affiliate of Yingli Group. As of December 31, 2014 and 2015, we had accounts payable of nil and RMB74.6 thousand (US$11.5 thousand), respectively, to Baoding CNPC Kunlun Natural Gas Co., Ltd. in connection with these purchases.

We purchased services with a total price of RMB134.4 million, RMB220.8 million, and RMB239.1 million (US$36.9 million) from the subsidiaries of Yingli Group in 2013, 2014 and 2015, respectively. The services mainly included construction services, freight services, system installation services and packaging services. As of December 31, 2014 and 2015, we had accounts payable of RMB122.3 million and RMB87.2 million (US$13.5 million), and prepayments of RMB10.2 million and RMB54.5 million (US$8.4 million) respectively, in connection with these purchases.

In 2012, we paid custom duty in an amount of RMB32.2 million on behalf of Shuntong Wuliu Co., Ltd., or Shuntong Wuliu, a PRC company jointly established by Yingli Beijing and a subsidiary of Yingli Group. As of December 31, 2013, 2014 and 2015, the outstanding balance due from Shuntong Wuliu amounted to RMB2.5 million, nil and nil, respectively.

In 2012 and 2013, Hainan Yingli made one-year entrusted loans of RMB50.0 million and RMB25.0 million to Hainan Yedao Harvest Real Estate Development Co., Ltd., a subsidiary of Yingli Group, at an interest rate of 5.4% and 6.0% per annum respectively, and collected RMB65.0 million in 2013 in respect of the above mentioned loans. The outstanding balance of this loan was RMB10 million as of December 31, 2013. In 2014, Hainan Yingli collected RMB10 million (US$1.6 million) in respect of the above mentioned loans and made a loan of RMB40 million(US$6.4 million) to Hainan Yedao Harvest Real Estate Development Co., Ltd., a subsidiary of Yingli Group, at an interest rate of 6.0%. In 2015, Yingli Group disposed the 100% equity interest in the aforementioned subsidiary to a third party and the balance of RMB40 million was reclassified as receivable.

In 2012 and 2013, Lixian Yingli, Fine Silicon and Yingli Energy (China) entered into a sales-leaseback and financial leasing transaction with Tianjin Xinhai Financial Leasing Co., Ltd., or Xinhai Leasing, a subsidiary of Yingli Group. Under this transaction in 2012 and 2013, Lixian Yingli, Fine Silicon and Yingli Energy (China) paid a total of RMB14.5 million and RMB17.5 million, respectively, to Xinhai Leasing as deposits to guarantee this transaction. These deposits will be returned when the transaction is completed. As of December 31, 2014 and 2015, Lixian Yingli, Fine Silicon and Yingli Energy(China) had paid a total of RMB32.0 million and RMB32.0 million (US$4.9 million) respectively to Xinhai Leasing.

Certain Other Related Party Transactions

In 2013, 2014 and 2015, we sold PV modules to Tibet Tianwei Yingli New Resources Co., Ltd., or Tibet Yingli, a subsidiary 50% owned by Tianwei Yingli, amounting to RMB10 million, RMB14.8 million, and RMB5.4 million (US$0.8 million), respectively. As of December 31, 2013, 2014 and 2015, we had receivables amounting to RMB10.9 million, RMB11.7 million, and RMB16.9 million (US$2.6 million), respectively, due from Tibet Yingli in connection with these sales. In 2014 and 2015, Yingli China purchased PV systems in the amount of RMB2.0 million and nil from Tibet Yingli. As of December 31, 2014 and 2015, we had accounts payable to Tibet Yingli of RMB17.6 million and RMB12.2 million (US$1.9 million), respectively.

In 2013, 2014 and 2015, we sold PV modules with a total price of RMB187.5 million, RMB81.0 million and nil, respectively, to Hainan Tianneng Power Co., Ltd, or Hainan Tianneng, in which we hold a 26.53% equity interest. As of December 31, 2013, 2014 and 2015, we had accounts receivable of RMB156.6 million, RMB84.0 million and RMB40.0 million (US$6.2 million), respectively, due from Hainan Tianneng.

In 2010, we borrowed RMB3.7 million from Beijing Zhonghe Zhengshi Investment Management and Consulting Company, a non-controlling shareholder of Yingli Beijing. As of December 31, 2014 and 2015, RMB10.0 thousand and RMB10.0 thousand (US$1.5 thousand), respectively, of such borrowing remained outstanding.

Employment Agreements

See “Item 6.C. Directors, Senior Management and Employees — Board Practices — Employment Agreements”.

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

See “Item 18. Financial Statements”.

Legal and Administrative Proceedings

We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

On June 21, 2010, we commenced an arbitration proceeding against International Commercial E Industrial, S.A., or INCEISA, a Spanish Solar product distributor, at the International Court of Arbitration of the International Chamber of Commerce. We commenced the arbitration seeking recovery of certain unpaid accounts receivable of approximately US$7.04 million and €14.47 million by INCEISA under the terms of a written settlement agreement. On October 11, 2011, the arbitral tribunal granted an award directing INCEISA to pay us over US$2.29 million and €15.98 million, respectively, as damages for breach of contractual obligations, as well as associated legal and arbitration cost. As of the date of this annual report, we are still in the process of registering and enforcing such award in Spain in accordance with relevant rules and regulations. In November 2014, the local court finally recognized the arbitration award in favor of us and we are currently enforcing the award against INCEISA.

In October 2012, we received notice of an antitrust and unfair competition lawsuit filed by Solyndra, LLC (a U.S.-based solar company) against us and our subsidiary, Yingli Green Energy Americas, Inc., or Yingli Americas, and two other China-based solar manufacturers in the U.S. District Court for the Northern District of California. We and Yingli Americas filed our joint motion to dismiss all of the claims in an amended complaint by Solyndra’s liquidation trustee with our co-defendants (Suntech Power Holdings Co., Ltd., Suntech America, Inc., Trina Solar Ltd. and Trina Solar (U.S.) Inc.) in early March 2013. On April 9, 2014, we received an order denying defendants’ joint motion to dismiss Solyndra’s claims. In February 2016, we entered into an agreement to settle these claims, or the Settlement Agreement. According to the Settlement Agreement, we and Yingli Americas paid US$7.5 million to settle Solyndra’s claims. If the annual total sales of PV modules from us and all of our affiliates in any single calendar year between 2016 to 2018 to the United States and Canada and any of their respective territories or districts equals or exceeds 800 megawatts, we will pay Solyndra a single additional payment of US$10 million. The Settlement Agreement was approved by United States Bankruptcy Court for the District of Delaware, which is responsible for adjudicating the Solyndra bankruptcy, in March 2016. The aforementioned lawsuit against us has been dismissed with prejudice, and under the Settlement Agreement, Solyndra has released us and all of our affiliates from any further claims based on the same or any related facts or allegations. In 2015, we recognized provisions of settlement fee of US$7.5 million (RMB48.7 million) and we didn’t recognize any provisions for the conditional additional payment of US$10 million (RMB 64.8 million) since it is not probable that a liability has been incurred.

In October 2013, we received notice of an antitrust lawsuit with similar claims filed by another U.S.-based solar company, Energy Conversion Devices Liquidation Trust, or ECD, through its liquidating trustee, against us and the same China-based solar manufacturers in the U.S. District Court of the Eastern District of Michigan. On October 31, 2014, the Court granted our joint motion to dismiss the case. In November 2014, the plaintiff filed a motion for reconsideration, and a second motion to amend or alter the judgement and for leave to file an amended complaint, both of which were denied by the Court in September 2015. ECD has appealed to the U.S. Court of Appeals for the Sixth Circuit, and that appeal remains pending. A hearing on the appeal has been scheduled for June 15, 2016. While it is premature at this stage of the litigations to evaluate the likelihood of favorable or unfavorable outcomes, we believe that ECD’s claims lack merit. We intend to defend vigorously against those allegations.

In May and June 2015, two individual plaintiffs respectively filed purported class action securities fraud lawsuits against us, our chairperson and chief executive officer, Mr. Liansheng Mao, and our director and chief executive officer, Mr. Yiyu Wang, in the U.S. District Court for the Central District of California, both alleging, among other things, that we made false and misleading statements and failed to disclose certain material financial information. In October 2015, the cases were consolidated and the court appointed lead plaintiffs and lead counsel. In November 2015, lead plaintiffs filed a consolidated amended complaint. The amended complaint contends that we and certain of our officers and directors made false or misleading statements between December 2, 2010 and May 15, 2015 regarding (i) the Chinese government’s Golden Sun program, which provided subsidies for solar projects in China; and (ii) our accounts receivable attributable to Chinese customers. The sole claim against us is for violation of Section 10(b) of the Securities Exchange Act of 1934. In December 2015, we filed a motion to dismiss the consolidated suit. Plaintiffs filed an opposition to the motion on January 15, 2016, and we filed a reply on January 29, 2016. The Court heard oral argument on the motion on May 2, 2016. On May 10, 2016, the Court issued a written decision granting our motion to dismiss with leave to amend. Plaintiffs have until June 24, 2016 to file an amended complaint. While it is premature at this stage of the litigations to evaluate the likelihood of favorable or unfavorable outcomes, we believe that these plaintiffs’ claim lacks merit. We intend to defend vigorously against those allegations.

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

On February 3, 2016, the DOC initiated the third administrative review of antidumping duty (“Solar 1 AD AR3”) on CSPC whether or not assembled into modules (certain solar cells and panels) from the PRC covering the period of December 1, 2014 to November 30, 2015. Subject merchandise includes crystalline silicon PV, modules or panels, whether or not partially or fully assembled into other products, including, but not limited to modules, laminates, and building integrated materials. On February 4, 2016, the U.S. Customs and Border Protection, or US CBP, released data concerning the imports of solar cells and modules from the PRC. On the same day, we, as a listed party, were required by the DOC to file a Quantity & Value, or Q&V, questionnaire which affords interested parties an opportunity to request an administrative review or to avoid being selected as a mandatory respondent by providing responses to the questionnaire by February 24, 2016. We have filed the Q&V and provided all documents required by the DOC. On March 31, 2016, the DOC informed us that we are not selected as mandatory respondent in this third AD review, and we have filed a letter with the DOC withdrawing Yingli’s request for a review in Solar 1 AD AR3 on May 4, 2016. In this situation, we will be assigned the average of the margins calculated for Trina and Canadian Solar in the final results of Solar 1 AD AR3 if only Yingli withdraws.  If both Yingli and Solar World withdraw the review requests, we would no longer be under review and the entries of subject merchandise into the United States during the AR3 review period (December 1, 2014 – November 30, 2015) would be liquidated at the AD rates applicable at the time of entry (i.e., 13.94% for entries between December 1, 2014 and July 13, 2015, and 0.79% for entries between July 14, 2015 and November 30, 2015). On February 4, 2016, the US CBP released data concerning the imports of solar cells and modules from the PRC related to an anti-subsidy investigation of Chinese companies (“Solar 1 CVD AR3”). We were selected as a mandatory party by the DOC on March 10, 2016. The deadline for us to withdraw the request is May 9, 2016. However, we have already withdrawn the review on March 17, 2016, and in this situation, the rate 20.94% in Solar 1CVD AR1 shall still apply to us.

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

Under the EIT Law and its implementation rules issued by the State Council, both of which became effective on January 1, 2008, dividends from our PRC subsidiaries to Yingli Green Energy and Yingli International may be subject to a withholding tax rate of 10%, unless each of Yingli Green Energy and Yingli International are deemed to be a PRC “resident enterprise”.

Moreover, the EIT Law and its implementation rules specify that an income tax rate of 10% will be applicable to dividends payable to non-PRC investors who are considered as “non-resident enterprises” which have no establishment inside the PRC, or derive income not substantially connected with their establishments inside the PRC, to the extent such dividends are derived from sources within the PRC. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive directly or indirectly from our operating subsidiaries located in the PRC. If we declare dividends on such income, it is unclear whether such dividends will be deemed to be derived from sources within the PRC under the EIT Law and its implementation rules, and be subject to the 10% income tax. See “Item 10.E. Taxation — People’s Republic of China Taxation”.

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.  THE OFFER AND LISTING

A.	Offer and Listing Details.

The ADSs, each representing one of our ordinary shares, have been listed on the NYSE since June 8, 2007 under the symbol “YGE”. The table below shows, for the periods indicated the high and low market prices on the NYSE for the ADSs and all prices have been retroactively adjusted to reflect the current ADS-to-ordinary share ratio of one ADS to ten ordinary shares, which became effective on December 28, 2015, for all periods presented.

	Market Price per ADS
	High	Low
Annual Highs and Lows
2011	133.4	28.7
2012	62.7	12.5
2013	81.3	17.0
2014	74.5	18.5
2015	24.2	3.3
Quarterly Highs and Lows
First Quarter 2014	72.4	42.5
Second Quarter 2014	48.8	26.8
Third Quarter 2014	40.3	31.0
Fourth Quarter 2014	32.2	20.3
First Quarter 2015	24.7	18.5
Second Quarter 2015	21.1	9.4
Third Quarter 2015	11.9	3.3
Fourth Quarter 2015	8.8	3.8
First Quarter 2016	5.0	3.2

Monthly Highs and Lows
October 2015	8.8	3.8
November 2015	7.7	6.4
December 2015	7.6	4.5
January 2016	4.7	3.2
February 2016	4.5	3.7
March 2016	5.0	4.4
April	5.2	4.4
May 2016 (through May 13, 2016)	3.6	3.0

The closing price for the ADSs on the NYSE on May 13, 2016 was US$3.23 per ADS.

B.	Plan of Distribution

Not Applicable.

C.	Markets

The ADSs, each representing one of our ordinary shares, have been listed on the NYSE since June 8, 2007 under the symbol “YGE”.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issue

Not Applicable.

ITEM 10.  ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as of the date hereof. These authorities may be replaced, revoked or modified, perhaps retroactively, so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the Medicare tax on net investment income or the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

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

With respect to certain non-corporate U.S. Holders, certain dividends received from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares (or ADSs representing such shares) that are readily tradable on an established securities market in the United States. United States Treasury Department guidance indicates that depositary shares such as the ADSs (which are listed on the NYSE), but not our ordinary shares, are treated as readily tradable on an established securities market in the United States for these purposes. Thus, while we believe that the ADSs currently should be considered readily tradable on an established securities market in the United States for these purposes, we do not believe that dividends that we pay on our ordinary shares that are not represented by ADSs currently meet the conditions required for these reduced tax rates. There can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see “— People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, may be eligible for the reduced rates of taxation. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Non-corporate U.S. Holders will not be eligible for the reduced rates of taxation applicable to any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

Under the PRC tax law, if the dividends paid by us are deemed to be derived from sources within the PRC, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. Subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, generally will be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid on the ADSs or ordinary shares will be treated as income from sources outside the United States and will generally constitute passive category income. Further, in certain circumstances, if you have held ADSs or ordinary shares for less than a specified minimum period, or are obligated to make payments with respect to positions in substantially similar or related property, you will not be allowed a foreign tax credit for foreign taxes imposed on dividends paid on the ADSs or ordinary shares. The rules governing the foreign tax credit are complex. You should consult your own tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

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

Sale, Exchange or Other Disposition of ADSs or Ordinary Shares

For United States federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the amount realized for the ADSs or ordinary shares and your tax basis in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate U.S. Holders (including individuals) derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. However, in the event that we are deemed to be a PRC “resident enterprise” under PRC tax law (see “— People’s Republic of China Taxation”), we may also be treated as a PRC tax resident for purposes of the income tax treaty between the United States and the PRC. If any PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares and if you are eligible for the benefits of the treaty, you may elect to treat such gain as PRC source gain under the treaty. If you are not eligible for the benefits of the treaty or you fail to make the election to treat any gain as PRC source, then you generally would not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against tax due on other income derived from foreign sources.

You are urged to consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We believe that for U.S. federal income tax purposes we were not a PFIC for our taxable year ended on December 31, 2015, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of the ADSs or ordinary shares and the proceeds from the sale, exchange or other disposition of the ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

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

Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign currency-denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar, Euro and Renminbi, affect our net profit margins and would result in foreign currency exchange gains or losses on our foreign currency denominated assets and liabilities. Our exposure to foreign exchange risk primarily relates to foreign currency exchange gains or losses resulting from timing differences between the signing of sales contracts or raw material supply contracts and the receipt of payment and the settlement or disbursement relating to these contracts. For example, the depreciation of the Euro against the Renminbi, such as in the third quarter and the fourth quarter of 2014 and the first quarter of 2015, has adversely affected and could continue to adversely affect our total net revenues.

As of December 31, 2015, we held an equivalent of RMB2,902.1 million (US$448.0 million) in accounts receivable and prepayments to suppliers (excluding the non-current portion), of which an equivalent of RMB538.2 million (US$83.1 million) were denominated in U.S. dollars and RMB132.1 million (US$20.4 million) were denominated in Euros. As the substantial majority of our sales of our products and purchases of our raw materials are denominated in U.S. dollars and Euros, any significant fluctuations in the exchange rates between the Renminbi and the U.S. dollar and/or the Euro could have a material and adverse effect on our results of operations. Moreover, we had significant monetary assets and liabilities denominated in U.S. dollars and Euros as of December 31, 2015, which consisted mainly of accounts receivable, prepayments to suppliers and accounts payable. Fluctuations in foreign exchange rates could also have a material adverse effect on the value of these monetary assets and liabilities denominated in U.S. dollars and Euros. Generally, appreciation of the Renminbi against the U.S. dollar and Euro will result in foreign exchange losses for monetary assets denominated in U.S. dollars and Euros and foreign exchange gains for monetary liabilities denominated in U.S. dollars and Euros. Conversely, depreciation of the Renminbi against the U.S. dollar and Euro will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars and Euros and foreign exchange losses for monetary liabilities denominated in U.S. dollars and Euro.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of the Renminbi based on the foreign exchange rate on December 31, 2015 would result in our holding Renminbi equivalents of RMB483.2 million (US$74.6 million) for our accounts receivable and prepayments to suppliers denominated in U.S. dollars as of December 31, 2015. These amounts would represent net loss of RMB55.0 million (US$8.5 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2015. Conversely, we estimate that a 10% depreciation of the Renminbi would result in our holding Renminbi equivalents of RMB590.6 million (US$91.2 million) for our accounts receivable and prepayments to suppliers denominated in U.S. dollars as of December 31, 2015. These amounts would represent net income of RMB52.4 million (US$8.1 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2015.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of the Renminbi based on the foreign exchange rate on December 31, 2015 would result in our holding Renminbi equivalents of RMB118.6 million (US$18.3 million) for our accounts receivable and prepayments to suppliers denominated in Euro as of December 31, 2015. These amounts would represent net loss of RMB13.5 million (US$2.1 million) for our accounts receivable and prepayment to suppliers denominated in Euros as of December 31, 2015. Conversely, we estimate that a 10% depreciation of the Renminbi would result in our holding Renminbi equivalents of RMB145.0 million (US$22.4 million) for our accounts receivable and prepayments to suppliers denominated in Euros as of December 31, 2015. These amounts would represent net income of RMB12.9 million (US$2.0 million) for our accounts receivable and prepayment to suppliers denominated in Euros as of December 31, 2015.

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

In 2014, our net foreign currency exchange loss was RMB243.4 million, increased from RMB32.2 million in 2013, which was mainly due to depreciation of the U.S. dollar and the Euro against the Renminbi. However, the depreciation of Renminbi against U.S. dollar and the Euro in 2015 caused our foreign currency exchange loss to decrease to RMB132.7 million (US$20.5 million) in 2015 from RMB243.4 million in 2014. In addition, we have entered into hedging and foreign currency forward arrangements to limit our exposure to foreign currency exchange risk. We expect that we will continue to be exposed to foreign currency exchange risk to the extent that our hedging and foreign currency forward arrangements do not cover all of our expected revenues denominated in foreign currencies. We cannot predict the effect of exchange rate fluctuations on our foreign exchange gains or losses in the future. We may continue to reduce the effect of such exposure through foreign currency forward or other similar arrangements, but because of the limited availability of such instruments in China, we cannot assure you that we will always find a hedging arrangement suitable to us, or that such derivative activities will be effective in managing our foreign exchange risk. The value of your investment in our company will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the dividends Tianwei Yingli may pay us in the future and the value of your investment in us, all of which may have a material adverse effect on the value of the ADSs.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest expenses incurred by our short-term and long-term borrowings and interest income generated by excess cash invested in demand deposits. Such interest-earning instruments carry a degree of interest rate risk. As of December 31, 2015, we had RMB9,124.2 million (US$1,408.5 million) in outstanding short-term borrowings (including the current portion of medium-term notes and long-term debt), RMB300.0 million (US$46.3 million) in outstanding medium-term notes and RMB2,405.9 million (US$371.4 million) in outstanding long-term debt (excluding the current portion). We have not used any derivative financial instruments to manage our interest rate risk exposure due to the lack of such financial instruments in China. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expense may increase due to changes in interest rates prevailing in the open market. If market interest rates for short-term demand deposits increase in the near future, such increase may cause the amount of our interest income to rise. A hypothetical 10% increase in the average interest rate for our bank borrowings would result in an increase of approximately RMB901.9 million (US$139.2 million) in interest expense in 2015. We may use derivative financial instruments, such as interest rate swaps, to mitigate potential risks of interest expense increases due to changes in market interest rates.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of ordinary shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, US$5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges will be incurred by our ADS holders, by any party depositing or withdrawing ordinary shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuances pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of up to US$0.02 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	an aggregate fee of US$0.04 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the ordinary shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution or sale of securities, such fee being in an amount equal to the fee for the execution and delivery of ADSs referred to above which would have been charged as a result of the deposit of such securities (treating all such securities as if they were ordinary shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	in connection with the conversion of foreign currency into U.S. dollars, JPMorgan Chase Bank, N.A. shall deduct out of such foreign currency the fees, expenses and other charges charged by it and/or its agent (which may be a division, branch or affiliate) so appointed in connection with such conversion, and JPMorgan Chase Bank, N.A. and/or its agent may act as principal for such conversion of foreign currency; and

•	fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Fees and Other Payments Made by the Depositary to Us

The depositary anticipates providing us with certain amounts which may or may not be tied to those fees charged by the depositary in respect of the ADR program.  Such amounts will be upon such terms and conditions as we and the depositary may agree from time to time. In 2015, we received from the depositary US$1.30 million relating to the ADS program.

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

On December 28, 2015, we effected a change of the ratio of our ADSs to ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing ten (10) ordinary shares.

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15e and 15d-15(e) promulgated under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that as of December 31, 2015, our disclosure controls and procedures were ineffective because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting”. We will undertake the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Management’s Plan for Remediation of Material Weaknesses”.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of the internal control over financial reporting as of December 31, 2015 using criteria established in “Internal Control-Integrated Framework 2013” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As a result of our management’s evaluation of our internal control over financial reporting, a material weakness in our internal control over financial reporting was identified as of December 31, 2015, which was that we lacked sufficient accounting and financial reporting personnel to formalize and carry out key controls over the reporting process with respect to certain significant and complex accounting assessments and the preparation of our financial statements in accordance with U.S. GAAP and SEC reporting requirements.

The material weakness described above may result in a material misstatement to our quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weakness, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2015.

Management’s Plan for Remediation of Material Weaknesses

Our management has been engaged in, and continues to be engaged in, making necessary changes and improvements to our internal control system to address the material weakness in internal control over financial reporting described above. In particular, we plan to (1) engage an external accounting firm with sufficient experienced U.S. certified public accountants to review the accounting of our complex accounting assessments; (2) provide more comprehensive training on U.S. GAAP to our accounting team and other relevant personnel; (3) enhance our accounting manual to provide our accounting team with more comprehensive guidelines on the policies and controls over financial reporting under U.S. GAAP and SEC rules and requirements; and (4) hire more finance personnel who have adequate U.S. GAAP knowledge.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by PwC, an independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2015. PwC’s report on the effectiveness of our internal control over financial reporting is included on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

Our management has evaluated whether any changes in our internal control over financial reporting that occurred during our last fiscal year have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on the evaluation we conducted, our management has concluded that, other than the material weakness as disclosed above, no such changes occurred during the period covered by this annual report on Form 20-F.

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

	For the Year Ended December 31,
	2014	2015
	(In thousands of RMB)	(In thousands of RMB)	(In thousands of US$)
Audit fees(1)	9,300	9,300	1,436
Tax fees(2)	—	177	27
All other fees(3)	—	—	—

(1)  Audit fees means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)  Tax fees means the aggregate fess billed in each of the fiscal year listed for professional services rendered for preparation and submission of tax returns.

(3)  All other fees refer to the aggregate fees billed in each of the fiscal years listed for professional services rendered for due diligence and assistance in sustainability analysis.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.  CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

We changed our principal independent registered public accounting firm in June 2014 and the disclosure called for by this item has been previously reported in our annual report on Form 20-F for the fiscal year ended December 31, 2014 filed with the SEC on May 15, 2015.

ITEM 16G.  CORPORATE GOVERNANCE

We are a “foreign private issuer” (as such term is defined in Rule 3b-4 under the Exchange Act), and the ADSs, each representing one ordinary share, are listed on the NYSE. Under Section 303A of the NYSE Listed Company Manual, NYSE listed companies that are foreign private issuers are permitted to follow home country practice in lieu of the corporate governance provisions specified by the NYSE with limited exceptions. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the NYSE.

Under the NYSE Listed Company Manual, or the NYSE Manual, U.S. domestic listed companies are required to have a nominating/corporate governance committee, composed entirely of independent directors. In addition to identifying individuals qualified to become board members, the nominating/corporate governance committee must develop and recommend to the board a set of corporate governance principles. We do not have a nominating/corporate governance committee, and the Companies Law of the Cayman Islands does not require companies incorporated in Cayman Islands to have a nominating/corporate governance committee. Currently, our board of directors performs the duties of the nominating/corporate governance committee and regularly reviews our corporate governance principles and practice.

The NYSE Manual also requires U.S. domestic listed companies to regularly hold executive sessions for non-management directors, or an executive session that only includes independent directors at least once a year. We are not subject to this requirement under the Cayman Islands laws and have decided to follow our home country practice on this matter. In addition, the NYSE Manual requires shareholder approval for certain matters, such as requiring that shareholders must be given the opportunity to vote on all equity compensation plans and material revisions to those plans, which is not required under the Cayman Islands laws. We intend to comply with the requirements of Cayman Islands laws only in determining whether shareholder approval is required.

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not Applicable

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the reports of the Independent Registered Public Accounting Firms:

•	Consolidated Balance Sheets as of December 31, 2014 and 2015

•	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2013, 2014 and 2015

•	Consolidated Statements of Changes in Equity/(Deficit) for the years ended December 31, 2013, 2014 and 2015

•	Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2014 and 2015

•	Notes to the Consolidated Financial Statements

ITEM 19.  EXHIBITS

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of Yingli Green Energy Holding Company Limited (incorporated by reference to Exhibit 3.1 from our registration statement on Form F-1 (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

2.3	Form of Amended and Restated Deposit Agreement among the Registrant, the depositary and holders of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 99.(A) from our Post-Effective Amendment No. 1 to our registration statement on Form F-6 (File No. 333-159990) filed with the Commission on December 17, 2015)

2.4	Trust Deed, dated January 19, 2007, between the Registrant and DBS Trustee Limited relating to the Registrant’s 2006 Stock Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 4.17 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

2.5	Rights Agreement, dated as of October 17, 2007, between Yingli Green Energy Holding Company Limited and RBC Dexia Corporate Services Hong Kong Limited, as Rights Agent, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights as Exhibit B (incorporated by reference to Exhibit 4.1 from our registration statement on Form 8-A (File No. 001-33469), as amended, initially filed with the Commission on October 17, 2007)

2.6	Amendment No. 1 to Rights Agreement, dated as of June 2, 2008, between Yingli Green Energy Holding Company Limited and RBC Dexia Corporate Services Hong Kong Limited, as Rights Agent (incorporated by reference to Exhibit 4.2 from our registration statement on Form 8-A (File No. 001-33469), as amended, filed with the Commission on June 3, 2008)

4.1	2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.2	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.3	Joint Venture Contract of Baoding Tianwei Yingli New Energy Resources Co., Ltd., dated May 30, 2014 (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F filed with the commission on May 15, 2015.)

Exhibit Number	Description of Document
4.4	Credit Contract, dated November 29, 2010, between Tianwei Yingli, as borrower, and The Bank of East Asia (China) Limited, Beijing Branch, as lender (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F filed with the Commission on May 11, 2011)

4.10	Supply Agreement, dated November 13, 2006, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.29 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.12	Amendment No. 1 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.32 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.13	Amendment No. 2 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F filed with the Commission on June 25, 2010)

4.14	Supply Agreement, dated July 4, 2007, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.36 from our registration statement on Form F-1 (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)

4.15	Supplemental Agreement, dated November 6, 2008, between Tianwei Yingli, as borrower, and the lenders and the agent thereunder, relating to the Term Facility Agreement, dated August 29, 2008, by and between the parties thereto, or the Tianwei Yingli Term Facility Agreement (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-3 (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)

4.16	Supplemental Deed, dated November 6, 2008, between the Registrant, as guarantor, and the lender and the agent under the Tianwei Yingli Term Facility Agreement, relating to the Corporate Guarantee, dated August 29, 2008, by and between the parties thereto (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-3 (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)

Exhibit Number	Description of Document
4.17	Loan Agreement, dated January 15, 2010, between Tianwei Yingli, as borrower, and Bank of China Limited, Baoding Branch, as lender (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F filed with the Commission on May 11, 2011)

4.18	Loan Agreement, dated April 4, 2013, between Yingli Energy (China) Company Limited and China Development Bank (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F filed with the Commission on April 11, 2014)

4.19	Loan Agreement, dated March 18, 2015, between Yingli Energy (China) Company Limited and China Development Bank (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F filed with the commission on May 15, 2015.)

4.20	Loan Agreement, dated March 30, 2015, between Yingli Energy (China) Company Limited and China Development Bank (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F filed with the commission on May 15, 2015.)

4.21*	Loan Agreement, dated December 30, 2015, between Yingli Energy (China) Company Limited and China Development Bank

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from the registrant’s registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm, PWC

15.2*	Consent of Independent Registered Public Accounting Firm, KPMG

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*    Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

	By:	/s/ Liansheng Miao
Name: Liansheng Miao
Title: Chairman and Chief Executive Officer
Date: May 16, 2016

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND

SUBSIDIARIES

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Yingli Green Energy Holding Company Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive loss, consolidated statements of changes in equity/(deficit) and consolidated statements of cash flows present fairly, in all material respects, the financial position of Yingli Green Energy Holding Company Limited and its subsidiaries (the “Company”) at December 31, 2015 and December 31, 2014 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United State of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to the lack of sufficient accounting and financial reporting personnel to formalize and carry out key controls over the reporting process with respect to certain significant and complex accounting assessments and the preparation of the financial statements in accordance with U.S. GAAP and SEC reporting requirements existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2015 consolidated financial statements and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

May 16, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Yingli Green Energy Holding Company Limited:

We have audited the accompanying consolidated statements of comprehensive loss, change in equity, and cash flows of Yingli Green Energy Holding Company Limited and subsidiaries for the year ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and the cash flows of Yingli Green Energy Holding Company Limited and subsidiaries for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

KPMG
Hong Kong, China
April 11, 2014

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2014 and 2015

(Amounts in thousands, except per share data)

	Note	2014	2015
		RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents	(2)(c)	1,069,054	1,240,749	191,539
Restricted cash	(2)(f)	1,332,404	346,926	53,556
Accounts receivable, net	(3)	4,069,027	2,475,386	382,134
Inventories	(4)	2,099,082	1,484,314	229,139
Prepayments to suppliers	(2)(i),(18)	926,165	426,718	65,874
Value-added tax recoverable, current	(2)(p)	486,243	342,874	52,931
Amounts due from and prepayments to related parties	(23)	634,112	1,110,746	171,470
Deferred tax assets, current	(20)	465,961	—	—
Receivable from disposal of a subsidiary	(6)	—	470,000	72,555
Receivable from disposal of land use right of a subsidiary	(6)	—	246,276	38,018
Prepaid expenses and other current assets		242,249	259,393	40,043
Total current assets		11,324,297	8,403,382	1,297,259
Amounts due from a related party	(23)	32,000	32,318	4,989
Long-term prepayments to suppliers	(2)(i),(18)	721,651	555,520	85,758
Investments in affiliated companies	(9)	423,301	459,721	70,969
Land, property, plant and equipment, net	(5),(8)	12,110,794	6,846,482	1,056,915
Project assets	(2)(j)	1,369,662	720,286	111,193
Land use rights	(6)	603,514	411,732	63,560
Intangible assets, net	(25)	58,610	58,360	9,009
Deferred tax assets, non-current	(20)	212,788	2,720	420
Value-added tax recoverable, non-current	(2)(p)	97,387	78,652	12,142
Other assets		154,446	71,109	10,977
Total assets		27,108,450	17,640,282	2,723,190

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets — (Continued)

As of December 31, 2014 and 2015

(Amounts in thousands, except per share data)

	Note	2014	2015
		RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ EQUITY/(DEFICIT)

Current liabilities:
Short-term borrowings, including current portion of medium-term notes and long-term debt	(10),(11)	10,112,055	9,124,183	1,408,531
Accounts payable		5,237,989	3,960,458	611,389
Advances from customers		935,935	725,170	111,947
Amounts due to related parties	(23)	974,501	536,409	82,807
Deferred tax liabilities, current	(20)	4,301	4,093	632
Accrued warranty liability	(2)(s)	40,903	38,869	6,000
Short-term sales lease back and financing lease payable due to non-related parties	(16)	23,744	17,645	2,724
Short-term sales lease back and financing lease payable due to related parties	(16),(23)	47,859	57,248	8,838
Interest payable		162,657	121,364	18,735
Payables to non-controlling interest holders	(12)	107,790	135,339	20,893
Payables due to settlement of claims	(24)	—	48,702	7,518
Payables in relation to Golden Sun Program	(2)(p)	—	248,887	38,422
Other current liabilities and accrued expenses		428,992	642,350	99,162
Total current liabilities		18,076,726	15,660,717	2,417,598
Medium-term notes	(11)	1,713,308	300,000	46,312
Long-term debt, excluding current portion	(10)	2,858,153	2,405,898	371,407
Reserve for inventory purchase commitments	(18)	1,231,701	1,322,448	204,151
Accrued warranty liability, excluding current portion	(2)(s)	707,525	753,270	116,285
Long-term sales lease back and financing lease payable due to non-related parties	(16)	16,214	13,824	2,134
Long-term sales lease back and financing lease payable due to related parties	(16),(23)	280,640	242,267	37,400
Deferred other income	(2)(j)	791,788	812,788	125,473
Long-term payables to non-controlling interest holders	(12)	110,458	821,276	126,783
Other liabilities		20,256	19,945	3,078
Total liabilities		25,806,769	22,352,433	3,450,621

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets — (Continued)

As of December 31, 2014 and 2015

(Amounts in thousands, except per share data)

	Note	2014	2015
		RMB	RMB	US$

Shareholders’ equity/(deficit):
Ordinary shares —	(13)
Par value: US$0.01
Authorized shares: 1,000,000,000
Issued shares: 187,490,478 and 187,490,478 as of December 31, 2014 and 2015, respectively
Outstanding shares: 181,763,770 and 181,763,770 as of December 31, 2014 and 2015, respectively		13,791	13,791	2,129
Additional paid-in capital		7,234,810	7,246,760	1,118,707
Treasury stock: 5,726,708 and 5,726,708 as of December 31, 2014 and 2015, respectively, at cost	(14)	(127,331)	(127,331)	(19,656)
Accumulated other comprehensive income		312,110	180,025	27,791
Accumulated deficit		(7,650,744)	(13,252,929)	(2,045,900)
Total deficit attributable to Yingli Green Energy		(217,364)	(5,939,684)	(916,929)
Non-controlling interests	(15)	1,519,045	1,227,533	189,498
Total shareholders’ equity/(deficit)		1,301,681	(4,712,151)	(727,431)

Commitments and contingencies	(24)	—	—	—

Total liabilities and shareholders’ equity/(deficit)		27,108,450	17,640,282	2,723,190

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2013, 2014 and 2015

(Amounts in thousands, except per share data)

	Note	2013	2014	2015
		RMB	RMB	RMB	US$

Net revenues	(17)
Non-related parties		12,693,841	12,583,775	9,333,490	1,440,843
Related parties	(23)	724,252	343,602	632,296	97,610
Total net revenues		13,418,093	12,927,377	9,965,786	1,538,453
Cost of revenues		11,959,239	10,689,132	8,778,456	1,355,161
Gross profit		1,458,854	2,238,245	1,187,330	183,292
Operating expenses
Selling expenses		1,064,263	1,095,145	854,315	131,884
General and administrative expenses		741,168	615,131	523,150	80,760
Research and development expenses		288,558	573,792	396,991	61,285
Provision for doubtful accounts receivable	(3)	3,065	169,371	404,345	62,420
Disposal gain from long-lived assets and land use right in relation to a subsidiary	(6)	—	—	(1,167,317)	(180,203)
Impairment of long-lived assets	(2)(j),(5)	—	—	3,804,116	587,254
Provision for reserve for inventory purchase commitments	(18)	393,048	—	77,705	11,996
Provision for prepayments in relation to inventory purchase commitments	(18)	87,134	—	522,050	80,591

Total operating expenses		2,577,236	2,453,439	5,415,355	835,987

Loss from operations		(1,118,382)	(215,194)	(4,228,025)	(652,695)

Other income (expense)
Equity in income/(loss) of affiliates, net	(9)	1,197	2,245	(829)	(128)
Interest expense		(971,597)	(1,015,871)	(977,176)	(150,850)
Interest income		31,372	35,026	22,632	3,494
Foreign currency exchange losses		(32,230)	(243,386)	(132,709)	(20,487)
Other income	(2)(j),(23)	65,767	125,568	148,462	22,919
Loss before income taxes		(2,023,873)	(1,311,612)	(5,167,645)	(797,747)
Income tax expense	(20)	(31,025)	(89,723)	(731,191)	(112,876)
Net loss		(2,054,898)	(1,401,335)	(5,898,836)	(910,623)

Less: Loss attributable to the non-controlling interests		110,473	101,526	298,310	46,051
Net loss attributable to Yingli Green Energy		(1,944,425)	(1,299,809)	(5,600,526)	(864,572)

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss— (Continued)

For the years ended December 31, 2013, 2014 and 2015

(Amounts in thousands, except per share data)

	Note	2013	2014	2015
		RMB	RMB	RMB	US$

Net loss		(2,054,898)	(1,401,335)	(5,898,836)	(910,623)
Foreign currency exchange translation adjustment, net of nil tax		49,089	23,040	(121,215)	(18,712)
Cash flow hedging derivatives, net of nil tax	(7)	(1,070)	(273)	(749)	(116)
Total comprehensive loss		(2,006,879)	(1,378,568)	(6,020,800)	(929,451)
Less: Comprehensive loss attributable to the non-controlling interest		(114,959)	(100,980)	(288,189)	(44,488)
Comprehensive loss attributable to Yingli Green Energy		(1,891,920)	(1,277,588)	(5,732,611)	(884,963)

Net loss per share:
Basic and diluted		(12.41)	(7.49)	(30.81)	(4.76)

Weighted average number of shares outstanding	(22)	156,619,791	173,613,085	181,763,770	181,763,770

Net loss per ADS
Basic and diluted		(124.15)	(74.87)	(308.12)	(47.57)

Weighted average number of ADS outstanding	(22)	15,661,979	17,361,309	18,176,377	18,176,377

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Equity/(Deficit)

For the years ended December 31, 2013, 2014 and 2015

(Amounts in thousands, except share data)

	Ordinary share		Additional	Treasury Stock		Accumulated other		Total Yingli Green Energy	Non-	Total
	Numbers of Shares issued	Amount	paid-in capital	Number of shares	Treasury Stock	comprehensive income	Accumulated deficits	shareholders’ equity/(deficit)	controlling interests	shareholders’ equity/(deficit)
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2013	162,311,728	12,241	6,654,082	5,726,708	(127,331)	237,384	(4,406,510)	2,369,866	1,846,905	4,216,771
Net loss	—	—	—		—	—	(1,944,425)	(1,944,425)	(110,473)	(2,054,898)
Foreign currency exchange translation adjustment, net of nil tax						53,575		53,575	(4,486)	49,089
Cash flow hedging derivatives, net of nil tax						(1,070)		(1,070)		(1,070)
Issuance of ordinary shares upon exercise of stock options	178,750	11	3,994					4,005		4,005
Share-based compensation			14,203					14,203	1,682	15,885
Transactions with non-controlling interest holders			11,866					11,866	(105,695)	(93,829)
Profit distribution by a subsidiary									(8,888)	(8,888)
Balance as of December 31, 2013	162,490,478	12,252	6,684,145	5,726,708	(127,331)	289,889	(6,350,935)	508,020	1,619,045	2,127,065

Balance as of January 1, 2014	162,490,478	12,252	6,684,145	5,726,708	(127,331)	289,889	(6,350,935)	508,020	1,619,045	2,127,065
Net loss							(1,299,809)	(1,299,809)	(101,526)	(1,401,335)
Foreign currency exchange translation adjustment, net of nil tax	—	—	—		—	22,494	—	22,494	546	23,040
Cash flow hedging derivatives, net of nil tax	—	—	—		—	(273)	—	(273)	—	(273)
Issuance of ordinary shares	25,000,000	1,539	515,733		—	—	—	517,272	—	517,272
Share-based compensation	—	—	34,932		—	—	—	34,932	—	34,932
Capital injection from non-controlling interests holders	—	—	—		—	—	—	—	980	980
Balance as of December 31, 2014	187,490,478	13,791	7,234,810	5,726,708	(127,331)	312,110	(7,650,744)	(217,364)	1,519,045	1,301,681

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Equity/(Deficit) — (Continued)

For the years ended December 31, 2013, 2014 and 2015

(Amounts in thousands, except share data)

	Ordinary share		Additional	Treasury Stock		Accumulated other		Total Yingli Green Energy	Non-	Total
	Numbers of shares issued	Amount	paid-in capital	Number of shares	Treasury Stock	comprehensive income	Accumulated deficits	shareholders’ equity/(deficit)	controlling interests	shareholders’ equity/(deficit)
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2015	187,490,478	13,791	7,234,810	5,726,708	(127,331)	312,110	(7,650,744)	(217,364)	1,519,045	1,301,681
Net loss							(5,600,526)	(5,600,526)	(298,310)	(5,898,836)
Foreign currency exchange translation adjustment, net of nil tax	—	—	—		—	(131,336)	—	(131,336)	10,121	(121,215)
Cash flow hedging derivatives, net of nil tax	—	—	—		—	(749)	—	(749)	—	(749)
Share-based compensation	—	—	11,950		—	—	—	11,950	—	11,950
Capital injection from non-controlling interests holders	—	—	—		—	—	—	—	18	18
Non-cash purchase of non-controlling interest	—	—	—		—	—	(1,659)	(1,659)	(3,341)	(5,000)
Balance as of December 31, 2015	187,490,478	13,791	7,246,760	5,726,708	(127,331)	180,025	(13,252,929)	(5,939,684)	1,227,533	(4,712,151)
Balance as of December 31, 2015 — US$		2,129	1,118,707		(19,656)	27,791	(2,045,900)	(916,929)	189,498	(727,431)

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Amounts in thousands)

See accompanying notes to consolidated financial statements.

	Note	Year Ended December 31,
		2013	2014	2015
		RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss		(2,054,898)	(1,401,335)	(5,898,836)	(910,623)

Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization		1,298,379	1,410,125	1,185,257	182,972
Loss/(Gain) on disposal of property, plant and equipment		21,567	16,604	(33,396)	(5,155)
Disposal gain from long-live assets and land use right in relation to a subsidiary	(6)	—	—	(1,167,317)	(180,203)
Gain on disposal of subsidiaries		—	(23,943)	(33,191)	(5,124)
Provision for doubtful accounts receivable		3,065	169,371	404,345	62,420
Loss on sale of accounts receivable		11,840	8,885	—	—
Write-down of inventories to net realizable value		4,958	4,208	31,930	4,929
Equity in loss/(income) of affiliates, net		(1,197)	(2,245)	829	128
Amortization of debt issuance cost		31,484	21,051	4,153	641
Share-based compensation		15,885	34,932	11,950	1,845
Amortization of earned assets related government grants received in a prior period		(53,419)	(49,557)	(56,935)	(8,789)
Deferred income tax (benefit)/expense		(36,631)	(976)	695,905	107,429
Foreign currency exchange(gains)/ losses, net		(19,191)	220,620	39,124	6,040
Unrealized gain of financial instruments		(12,302)	—	—	—
Impairment of long-lives assets		—	—	3,804,116	587,254
Provision for prepayment in relation to inventory purchase commitments		87,134	—	522,050	80,591
Provision for reserve for inventory purchase commitments		393,048	—	77,705	11,996
Changes in operating assets and liabilities, net of the effect of acquisition and disposal:
Restricted cash related to purchase of inventory and other operating activities		(928,959)	327,981	755,657	116,653
Accounts receivable		(777,831)	(23,516)	1,458,507	225,155
Inventories		343,583	61,612	(276,235)	(42,643)
Prepayments to suppliers		(94,444)	(122,657)	92,641	14,301
Value-added tax recoverable		(7,085)	(16,731)	90,927	14,037
Amounts due from and prepayments to related parties		(111,863)	71,782	(672,916)	(103,880)
Prepaid expenses and other assets		(26,166)	(60,896)	(8,558)	(1,321)
Accounts payable		2,001,383	(401,766)	(1,232,604)	(190,281)
Advances from customers		(114,875)	334,333	(209,475)	(32,337)
Amounts due to related parties		104,279	(315,567)	855,807	132,112
Other current liabilities and accrued expenses		178,168	(116,537)	484,026	74,721
Other liabilities		96,639	288,175	59,201	9,139
Net cash provided by operating activities		352,551	433,953	984,667	152,007

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

(Amounts in thousands)

See accompanying notes to consolidated financial statements

	Note	Year Ended December 31,
		2013	2014	2015
		RMB	RMB	RMB	US$

Cash flows from investing activities
Government grants for property, plant and equipment		350,028	80,849	74,581	11,513
Purchase of property, plant and equipment		(1,191,016)	(272,827)	(231,211)	(35,694)
Purchase of project assets		—	(31,714)	(106,478)	(16,437)
Restricted cash related to purchase of property, plant and equipment		—	26,797	9,735	1,504
Proceeds from sale of equipment under sale-leaseback agreement		100,000	83,266	—	—
Payments for land and land use rights		(18,643)	—	(4,623)	(714)
Equity investments		(53,552)	(209,792)	(22,018)	(3,399)
Proceeds from disposal of long-term investment and investment in affiliates		2,514	1,941	47,054	7,264
Loans made to related parties		(25,000)	(30,000)	(51,800)	(7,997)
Proceeds from repayment of loans made to related parties		165,000	—	18,000	2,779
Proceeds from disposal of subsidiaries		—	—	20,349	3,141
Proceeds from disposal of plant, property and equipment		84	35,635	289,094	44,628
Proceeds from disposal of long-live assets and land use right in relation to a subsidiary	(6)	—	—	1,370,775	211,611
Net cash provided by /(used in) investing activities		(670,585)	(315,845)	1,413,458	218,199

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

(Amounts in thousands)

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$

Cash flows from financing activities
Proceeds from short-term borrowings	6,275,359	8,874,985	7,186,077	1,109,339
Proceeds from long-term debt	1,674,523	—	253,962	39,205
Repayment of short-term borrowings	(7,085,496)	(9,219,533)	(8,506,227)	(1,313,135)
Repayment of long-term debt	(1,506,168)	(280,353)	(67,952)	(10,490)
Repayment of medium-term notes	—	—	(1,849,654)	(285,537)
Proceeds from failed sale-leaseback agreement	—	—	249,987	38,591
Repayment of capital and financing lease obligation	(57,175)	(81,185)	(59,952)	(9,255)
Receipt of deposit for capital and financing lease	—	—	60,003	9,263
Payment of deposit for lease	(17,510)	—	(1,000)	(154)
Proceeds from exercise of options	4,005	—	—	—
Restricted cash related to guarantee of bank borrowings	(14,271)	5,148	220,086	33,975
Proceeds from disposal of a subsidiary with land use rights	—	—	265,000	40,909
Issuance of ordinary shares	—	517,272	—	—
Contribution from non-controlling interest holders	112,100	980	18	3
Dividend paid to non-controlling interest holders	(8,888)	—	—	—
Purchase of non-controlling interest of a subsidiary	(5,929)	—	—	—
Net cash used in financing activities	(629,450)	(182,686)	(2,249,652)	(347,286)
Effect of foreign currency exchange rate changes on cash and cash equivalents	(31,903)	28,154	23,222	3,585
Net (decrease)/increase in cash and cash equivalents	(979,387)	(36,424)	171,695	26,505
Cash and cash equivalents at beginning of year	2,084,865	1,105,478	1,069,054	165,034
Cash and cash equivalents at end of year	1,105,478	1,069,054	1,240,749	191,539

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

(Amounts in thousands)

Supplemental disclosure of cash flow information:

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$

Interest paid, net of capitalized interest	1,084,766	1,031,902	1,008,220	155,642
Income tax paid	58,496	60,275	8,428	1,301
Non-cash investing and financing transactions:
Payables for purchase of property, plant and equipment	458,370	222,989	215,041	33,197
Payables for purchase of land use right	60	—	—	—
Payable for capital lease	224,252	3,802	—	—
Purchases of project assets included in other payables and amounts due to related parties	15,797	110,054	212,361	32,783
Receivables from disposal of subsidiaries	—	188,606	470,000	72,555
Receivable from disposal of land use rights	—	—	246,276	38,018
Decrease of payables to related parties due to disposal of VIE entities	—	—	(554,452)	(85,593)

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

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably and to generate cash flows from operations, and the ability to pursue financing arrangements, including the renewal or rollover of its bank borrowings, to support its working capital requirements and its obligations and commitments on loans and borrowings when they become due.

For the year ended December 31, 2015, the Company incurred a net loss of RMB 5,898,836 (US$ 910,623). As of December 31, 2015, the Company had a total deficit attributable to the Company of RMB 5,939,684 (US$ 916,929) and a deficit in working capital of RMB 7,257,335 (US$ 1,120,339). As of December 31, 2015, the Company had cash, cash equivalents and restricted cash of RMB 1,587,675 (US$ 245,095) , short-term borrowings, including current portion of medium-term notes and long-term debt of RMB 9,124,183 (US$ 1,408,531), long-term debts of RMB 2,405,898(US$371,407) and medium-term notes of RMB 300,000(US$46,312). Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), one of the Company’s major manufacturing subsidiaries, failed to fully repay medium-term note due on October 13, 2015, the principal and interest payments in the aggregate amount of the medium-term note was RMB 1.1 billion (US$163.2million) while only RMB 700,000 (US$108,061) was repaid. Tianwei Yingli also failed to repay another RMB denominated unsecured five-year medium-term notes with principal and accrued interest in the aggregate amount of RMB 1.45 billion (US$224.5million) that became due on May 12, 2016. The liquidity of the Company is primarily dependent on its ability to maintain adequate cash flows from operations, to renew or rollover its short-term borrowings and to obtain adequate external financings to support its working capital and meet its obligations and commitments when they become due.

The Company has carried out a review of its cash flow forecast for the twelve months ending December 31, 2016. In preparing the cash flow forecast, the Company’s management has considered historical cash requirements of the Company, the Company’s expected debt repayment obligations in 2016, the Company’s plan to further reduce operating costs and expenses, as well as the alternative financing plans discussed in detail below. The Company’s management also made the assumption that there will be no significant decrease of the Company’s shipments of modules and gross profit margin.

Alternative Financing Plans

The Company is currently exploring a variety of alternative financing plans to improve the Company’s liquidity and financial position.

Debt Restructuring and Introducing Strategic Investors

As of December 31, 2015, the Company had medium-term notes of RMB 2,057,000 outstanding(please refer to note (10)). Of the total RMB 2,057,000, medium-term notes of RMB 357,000 were due on October 13, 2015 (the “2010 MTNs”); medium-term notes of RMB1,400,000 were due on May 12, 2016 (the “2011 MTNs”); and medium-term notes of RMB 300,000 will become due on May 3, 2017 (the “Yingli China Registered Issue”). The Company has had meetings with the notes holders several times and is in negotiation with the note holders for the repayment schedule of the medium-term notes. The Company proposed to the notes holders not to require the Company repaying medium notes before the Company has the ability to repay the outstanding medium-term notes. The Company has had negotiations with the notes holders and different funding resources for the ways of repayment of the medium-term notes, such as 1) introduction of strategic investors to invest in the Company or the Company's subsidiaries, 2) introduction of new creditors to grant new borrowings to the Company, and 3) sales of certain long-lived assets including land use rights to get additional funds. The plan for the sales of long-lived assets, if executed, will take more than one year to complete. As of date of this annual report, these negotiations are still in progress.

The Company is also in negotiation proactively with certain investors for potential strategic investments in the Company or its major subsidiaries. Such debt restructuring and strategic investments, if successfully completed, will further increase the liquidity of the Company and improve its debt-to-equity ratio.

Renewal or Rollover of Borrowings and other Financing Arrangements

The Company has maintained good credit records and relationships with its lending banks and other financial institutions in China. In addition, the Company has obtained financing through other arrangements, such as sale and lease back of certain machinery and equipment and sale and repurchase of certain equity interest in its subsidiary. The Company has failed to fulfill its payment obligations under some of these arrangements in the past. As of December 31, 2015, the Company had RMB 175 million of payment obligation overdue under its agreement with a leasing company for sale and lease back of certain machinery and equipment and RMB 100 million of payment obligation overdue under its agreement with a third party for sale and repurchase of 5.50% equity interest of Hainan Yingli. As of December 31, 2015, the Company recorded the RMB 175 million and RMB 100 million of payment obligation overdue as borrowings and payables, respectively. The Company is still in negotiation with these third parties about the extension of our payment schedules under the relevant agreements.

There can be no assurance, however, that such expected financing plans will be successfully completed or completed on terms acceptable to the Company. The Company’s financing plans for its continuing operations, even if successful, may not result in sufficient cash flow to finance and maintain its business. Facts and circumstances including recurring losses, negative working capital, net cash outflows, and uncertainties on the repayment of the debts raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(b)	Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Yingli Green Energy and its subsidiaries.  For consolidated subsidiaries where the Company’s ownership in the subsidiary is less than 100%, the equity interest not held by the Company is presented as non-controlling interests. All significant inter-company balances and transactions have been eliminated upon consolidation.

The Company applies the guidance codified in Accounting Standard Codification 810, Consolidations (“ASC 810”) on accounting for VIEs and their respective subsidiaries, which requires certain variable interest entities to be consolidated by the primary beneficiary of the entity in which it has a controlling financial interest. A VIE is an entity with one or more of the following characteristics: (a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional financial support; (b) as a group, the holders of the equity investment at risk lack the ability to make certain decisions, the obligation to absorb expected losses or the right to receive expected residual returns, or (c) an equity investor has voting rights that are disproportionate to its economic interest and substantially all of the entity’s activities are on behalf of the investor. Accordingly, the financial statements of the VIEs and VIEs’ subsidiaries are consolidated into the Company’s financial statements.

In 2014, the Company signed several contracts with Yingli PV Investment Group Co., Ltd. (“Yingli PV Group”) to construct all project assets on behalf of the Company. Each project asset is owned by a special purpose entity which is owned 100% by Yingli PV Group. According to the aforementioned contracts, 1) The Company could claim the ownership of these PV projects at any time during the PV project construction progress by demanding Yingli PV Group to transfer its 100% equity interests in these project asset companies to the Company; 2) if PV stations are sold to a third party as authorized by the Company, the Company would enjoy all income generated from the sales of the PV station; or 3) if the Company does not claim the ownership, the Company would enjoy all income generated from the operation of the PV station in the future. Given the terms of these contracts, these entities are VIEs and Yingli PV Group is acting as an agent of the Company.  The Company is the primary beneficiary of these VIEs as it has both the ability to make the significant decisions of the VIEs and also, the right to the economic interests of the VIEs. Total numbers of project assets entities being consolidated under the contract aforementioned were 23 as of December 31, 2014.

In September 2015, the Company entered into an agreement with Yingli PV Group to terminate the above-mentioned construction contracts and the Company was no longer entitled to any rights or undertook any obligations under the aforementioned contracts. As a result, the Company disposed all the project assets under the VIE structure to Yingli PV Group. Total consideration for disposal of all entities under the VIE structure was RMB554,452 (US$85,593), which was based on the fair value of these VIEs. The disposal loss of RMB 6,852 (US$ 1,058), the difference between the consideration and the net book value of the VIEs of RMB 561,304 (US$ 86,650), (comprised of total assets of RMB 1,886,045 net of related liabilities of RMB 1,324,741 ), was recognized in the Consolidated Statements of Comprehensive Loss upon the disposal of project assets in 2015.

In 2015, the Company also entered into three separate agreements with three entities unrelated to the Company to transfer the Company’s 100% equity interest in three subsidiaries with project assets. The disposal gain of RMB 28,430 (US$ 4,389), the difference between the total consideration of RMB30,002 (US$ 4,631) and the total net book value of these three subsidiaries of RMB 1,572 (US$ 243), comprised of total assets of RMB 180,752 net of related liabilities of RMB 179,180, was recognized in the Consolidated Statements of Comprehensive Loss upon the disposal of project assets in 2015.

(c)	Significant Concentrations and Risks

Revenue concentrations

The Company’s business depends substantially on government incentives given to its customers. In many countries in which the Company sells its products, the market of the Company’s products would not be commercially viable on a sustainable basis without government incentives. This is largely in part caused by the cost of generating electricity from solar power currently exceeding and that is expected to continue to exceed the costs of generating electricity from conventional energy sources. The Company generated approximately 90%, 88% and 93% of its total net revenues for the years ended December 31, 2013, 2014 and 2015, respectively, from sales to customers in countries with known government incentive programs for the use of solar products. A significant reduction in the scope or discontinuation of government incentive programs would have a materially adverse effect on the demand of the Company’s products.

A significant portion of the Company’s net revenues are from customers located in the PRC, Japan, the United States of America (“USA”), Turkey, France, Germany and England.  Revenues from customers located in the PRC, Japan, the USA, Turkey, France, Germany and England are as follows:

	Year ended
	December 31, 2013	% of net revenue	December 31, 2014	% of net revenue	December 31, 2015		% of net revenue
	RMB		RMB		RMB	US$

PRC	4,546,482	34%	4,550,915	35%	4,078,476	629,608	41%
Japan	972,604	7%	2,487,949	19%	2,723,800	420,482	27%
USA	2,906,262	22%	2,301,496	18%	1,248,536	192,741	12%
Turkey	22,118	0%	118,305	1%	550,799	85,029	5%
France	156,557	1%	191,071	1%	363,635	56,136	4%
Germany	2,439,058	18%	671,534	5%	170,518	26,323	2%
England	403,014	3%	998,203	8%	80,255	12,389	1%
Total	11,446,095	85%	11,319,473	87%	9,216,019	1,422,708	92%

The Company derived significant revenue from sales outside of the PRC. As a result, the Company’s financial performance could be affected by events such as changes in foreign currency exchange rates, trade protection measures and changes in regional or worldwide economic or political conditions.

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

In 2013, 2014 and 2015, sales to the top five customers accounted for approximately 15.2%, 13.9% and 19.4%, respectively, of the Company’s net revenues. There is no individual customer accounting for 10% or more of total revenues for the years ended December 31, 2013, 2014 and 2015.

As of December 31, 2014 and 2015, the top five outstanding accounts receivable balances (net of provisions) accounted for approximately 27.2% and 27.6%, respectively, of the Company’s total outstanding accounts receivable. No individual customer has accounts receivables balances that accounted for more than 10% of the total balance as of December 31, 2014. One individual customer has accounts receivables balances that accounted for more than 10% of the total balance as of December 31, 2015.

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

In order to secure a stable supply of polysilicon and other raw materials, the Company makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers, prepayments to related party suppliers (included in “Amounts due from and prepayments to related parties”), and “Long-term prepayments to suppliers” in the Company’s consolidated balance sheets and amounted to RMB 1,681,562 and RMB1,212,614 (US$ 187,195) as of December 31, 2014 and 2015, respectively. The Company makes the prepayments without receiving collateral for such payments. As a result, the Company’s claims for such prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of the suppliers. As of December 31, 2014 and 2015, advances, net of any allowance, made to an individual supplier in excess of 10% of total prepayments to the suppliers are as follows:

	December 31,
		2014	2015
	Location	RMB	RMB	US$

Supplier A	Singapore	212,612	224,029	34,584
Supplier B	South Korea	158,613	158,613	24,486
Supplier C	Germany	784,866	277,392	42,822
Total		1,156,091	660,034	101,892

The Company obtains some equipment to be used in its manufacturing process from a small number of selected equipment suppliers. In addition, some equipment has been customized based on the Company’s specifications, is not readily available from multiple vendors and would be difficult to repair or replace. If any of these suppliers were to experience financial difficulties or go out of business, the Company may have difficulties in repairing or replacing its equipment in the event of any damage to the manufacturing equipment or a breakdown of the production process. The Company’s ability to deliver products timely would suffer, which in turn could result in order cancellations and loss of revenue. A supplier’s failure to deliver the equipment in a timely manner with adequate quality and on terms acceptable to the Company could delay its capacity expansion of manufacturing facilities and otherwise disrupt its production schedule or increase its costs of production. The Company made deposits of RMB 327,275 and RMB 81,828 (US$ 12,632) as of December 31, 2014 and 2015, respectively, for the purchase of equipment without receiving collateral for such payments. As a result, the Company’s claims for such payments would rank only as an unsecured claim, which exposes the Company to the credit risks of the equipment suppliers.

Concentrations of cash balances held at financial institutions

Cash balances include:

	December 31, 2014	December 31, 2015
	RMB equivalents	RMB equivalents
Cash and cash equivalents held by PRC entities

Denominated in RMB	667,813	296,853
Denominated in U.S. dollar (US$)	11,896	480,052
Denominated in European monetary unit (EURO)	91,808	5,350
Denominated in Japanese Yen (JPY)	59	—
Denominated in Great Britain Pound (GBP)	2,220	5
Denominated in other currencies:

Cash and cash equivalents held by non-PRC entities
Denominated in RMB	22	—
Denominated in US$	91,635	200,671
Denominated in EURO	45,558	76,295
Denominated in JPY	141,773	156,147
Denominated in GBP	129	8,151
Denominated in other currencies:	16,141	17,225
Total cash and cash equivalents	1,069,054	1,240,749

	December 31, 2014	December 31, 2015
	RMB equivalents	RMB equivalents
Restricted cash held by PRC entities
Denominated in RMB	1,298,234	218,669
Denominated in US$	22,902	21,768
Denominated in EURO	9,509	8,872
Denominated in other currencies:
Restricted cash held by non-PRC entities
Denominated in US$	—	96,054
Denominated in EURO	1,625	1,455
Denominated in other currencies:	134	108
Total restricted cash	1,332,404	346,926

The bank deposits with financial institutions in the PRC are uninsured by any government authority. To limit exposure to credit risk relating to bank deposits, the Company primarily places bank deposits with large financial institutions in the PRC with acceptable credit rating. As of December 31, 2014 and 2015, the Company had cash balances at two and one PRC individual financial institutions, respectively, that held cash balances in excess of 10% of the Company’s total cash balances. These bank deposits collectively accounted for approximately 37.2% and 34.4% of the Company’s total cash balances as of December 31, 2014 and 2015, respectively. Management believes that these financial institutions are of high credit quality.

(d)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities as well as with respect to the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.  Significant items subject to such estimates and assumptions include the fair values of assets acquired and liabilities assumed in business acquisitions, the useful lives of property, plant and equipment and intangibles with definite lives, recoverability of the carrying values of property, plant and equipment, and intangible assets, the fair value of share-based payments, the collectability of accounts receivable, the realizability of inventories, prepayments and deferred income tax assets, the fair values of financial and equity instruments, the accruals for warranty obligations and loss contingency, and provision for inventory purchase commitments. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(e)	Foreign Currency

The Company’s reporting currency is the Renminbi (“RMB”). Assets and liabilities of foreign companies whose functional currency is not RMB are translated into RMB using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. Gains and losses resulting from the translation of financial statements of foreign companies are recorded as a separate component of accumulated other comprehensive income within shareholders’ equity.

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

For the convenience of readers, certain 2015 RMB amounts have been translated into U.S. dollar amounts at the rate of RMB 6.4778 to US$1.00, the noon buying rate in the City of New York for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of December 31, 2015. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2015, or at any other date.

(f)	Cash, Cash equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand, cash in bank accounts, and interest bearing savings accounts with an initial term of three months or less.

Restricted cash of RMB 1,332,404 and RMB 346,926 (US$ 53,556) as of December 31, 2014 and 2015, respectively, represents bank deposits for securing letters of credit and letters of guarantee granted to the Company, primarily for the purchase of inventory and equipment and the guarantee of the offshore bank borrowings. Such letters of credit and letters of guarantee expire within one year. The cash flows from bank deposits as the guarantee of the offshore bank borrowings are reported within cash flows for financing activities in the consolidated statements of cash flows. The cash flows from the bank deposits relating to purchases of inventory and equipment are reported within cash flows from operating activities and investing activities in the consolidated statements of cash flows, respectively.

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

Sale of Accounts Receivable

In 2013 and 2014, the Company entered into agreements to sell without recourse certain accounts receivable to several PRC banks. The buyers were responsible for servicing the receivables. The accounts receivables were determined to be legally isolated from the Company and its creditors, even in the event of bankruptcy or other receivership and the Company had surrendered control over the transferred receivables. As a result, the accounts receivables were considered sold and were therefore derecognized. The Company received proceeds from the sale of accounts receivable of RMB 677,795 and RMB 188,117 for the years ended December 31, 2013 and 2014, respectively, and had included the proceeds in net cash provided by operating activities in the consolidated statements of cash flows. The Company recorded a loss on the sale of accounts receivable of RMB 11,840 and RMB 8,885 for the years ended December 31, 2013 and 2014, respectively, which was included in “General and administrative expense”. There was no such transaction occurred in 2015.

(h)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined by using the weighted-average cost method. Cost of work-in-progress and finished goods are comprised of direct materials, direct labour, and an allocation of related manufacturing overhead based on normal operating capacity.

Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. Certain factors could impact the realizable value of inventory, so the Company continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required that could negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, the Company may have higher gross margin when products that have been previously written down are eventually sold.

(i)	Prepayments to Suppliers

Advance payments for the future delivery of raw materials are made based on written purchase orders detailing product, quantity, pricing and are classified as “prepayments to suppliers” in the consolidated balance sheets. The Company’s supply contracts grant the Company the right to inspect products prior to acceptance. The amount in the balance of the “prepayments to suppliers” is and reclassified to “inventories” when inventory is received and passes quality inspection. Such reclassifications of RMB 245,906, RMB 340,007 and RMB 318,132 (US$ 49,111) for the years ended December 31, 2013, 2014 and 2015, respectively, are not reflected as cash outflows from operating activities. In addition, the Company agreed with one of its polysilicon suppliers, pursuant to which the Company offset the balance of prepayment to the supplier against the balance of accounts payable in the amount of US$ 23,338 (RMB 144,803) during 2013. As of December 31, 2014 and 2015, total prepayments, net of any allowance, made to suppliers was RMB 721,651 and RMB 555,520 (US$ 85,758), respectively, representing the portion expected to be utilized after twelve months have been classified as “long-term prepayments to suppliers” in the consolidated balance sheets and relate to prepayments to suppliers for long-term supply agreements with deliveries scheduled to commence beyond the next twelve months at each respective balance sheet date.

For the years ended December 31, 2013, 2014 and 2015, provisions of RMB 87,134, nil and RMB 522,050 (US$ 80,591) were recognized against the prepayments to suppliers, respectively. See note (18) to the consolidated financial statements.

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

When the assets transaction does not qualify as a sale-leaseback transaction, it will be treated as a financing transaction.

If the sale-leaseback transactions involve asset other than real estate, those are evaluated to determine whether they are considered integral with real estate, in which case the sale-leaseback rules related to real estate are applied.

Refer to note (16) to the consolidated financial statement.

Project assets

Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to the sale of the solar power project.  These costs include modules, installation and other development costs.

If a project is completed and begins commercial operation prior to entering into a sales agreement, which is at the point when the solar power plant is connected to grids and begins to generate electricity, costs capitalized in the construction of solar power plants under development will be transferred to solar power plants upon completion and when they are ready for its intended use. Any income generated by such project is accounted for as revenue. Depreciation is provided over the estimated useful lives of the projects assets (20-25 years), taking into consideration any estimated residual value, using the straight-line method, and expensed to cost of revenues.

As of December 31, 2015, project assets with carrying value of RMB235,229(US$36,313) were under construction, and project assets with carrying value of RMB485,057(US$74,880) had completed construction and started power generation.

For the years ended December 31, 2013, 2014 and 2015, revenue related to the projects assets from power generation were nil, RMB 2,015 and RMB 30,836(US$ 4,760), respectively; deprecation of the project assets, which was recorded as “Cost of revenue”, was nil, and RMB 2,365, and RMB 37,855 (US$ 5,844), respectively.

Other Intangible Assets

Trademarks that have an indefinite useful life are not amortized, but instead are tested for impairment at least annually.

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

For the years ended December 31, 2013 and 2014, no impairment loss arose on long-lived assets. For the year ended December 31, 2015, a total impairment loss against property, plant and equipment amounted to RMB 3,804,116 (US$ 587,254) was recognized in the Consolidated Statements of Comprehensive Loss. Please refer to note (5) for details.

Government grant

Government grants are recorded in the balance sheet when they are received and that the Company will comply with the conditions attaching to them.

Government grants, which are obtained by the Company for the purposes of purchase, construction or acquisition of the long-term assets, will be recorded as “Deferred other income” and included in “Deferred other income” in the Consolidated Balance Sheets and are depreciated or amortized evenly over the useful lives of the related assets.

For the years ended December 31, 2013, 2014 and 2015, the Company received government grants of RMB 350,028, RMB 80,849 and RMB 74,581 (US$ 11,513), respectively, related to the construction of the solar power plants and the procurement of machineries, which were recognized as deferred other income. The grants amortized and recorded in “Other income” in the Consolidated Statement of Comprehensive loss amounted to RMB 53,419, RMB 49,557 and RMB 56,935 (US$ 8,789 ) for the years ended December 31, 2013, 2014 and 2015, respectively.

Government grants other than those related to assets, will be recorded as “Deferred other income” and recognized and recorded in “Other income” in the Consolidated Statement of Comprehensive loss in the period in which the related expenses are recognized if the grants are intended to compensate for future expenses or losses, and otherwise recognized and recorded in “Other income” in the Consolidated Statement of Comprehensive loss for the current period if the grants are used to compensate for expenses or losses that have been incurred.

(k)	Land and Land Use Rights

Land represents the cost of land acquired outside the PRC with indefinite useful life.

Land use rights represent the cost of rights to use land in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of the rights of 45 - 50 years.

(l)	Equity Investments

Investments in entities where the Company does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investees, are accounted for using equity method accounting. Under the equity method accounting, the Company’s share of the investees’ results of operations is included in “Equity in Income/Loss of Affiliates” in the Company’s Consolidated Statements of Comprehensive Loss. Equity investments are accounted for under cost method when the Company does not have the ability to exercise significant influence over the operating and financial policies of the investees. Under the cost method of accounting, the Company records an investment in the equity of an investee as cost, and recognizes as income dividends received that are distributed from net accumulated earnings of the investee since the date of acquisition. The Company does not have available-for-sale investment.

In case the Company sells modules to its equity method investee, the profit derived from the transaction is eliminated to the extent of the Company’s shares in that investee, and the income is credited against “Investments in affiliated companies” in the Consolidated Balance Sheets and deferred until the project assets are ultimately sold to external customers.

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

In accordance with the relevant laws and regulations of the PRC, PRC enterprises are required to transfer 10% of their after tax profit, as determined in accordance with PRC accounting standard and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the enterprise. The transfer to this general reserve fund must be made before distribution of dividends. As of December 31, 2014 and 2015, the PRC subsidiaries of the Company had appropriated RMB 499,383 and RMB 500,164 (US$ 77,212), respectively, to the general reserve fund, which is restricted from being distributed to the Company, and if applicable, to the non-controlling interests.

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

The Company enters into derivative contracts that it intends to designate as a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge). For all hedging relationships, the Company formally documents the hedging relationship and its risk management objective and strategy for undertaking the hedge, the hedging instrument, the hedged transaction, the nature of the risk being hedged, how the hedging instrument’s effectiveness in offsetting the hedged risk will be assessed prospectively and retrospectively, and a description of the method used to measure ineffectiveness. The Company also formally assesses, both at the inception of the hedging relationship and on an ongoing basis, whether the derivatives that are used in hedging relationships are highly effective in offsetting changes in cash flows of hedged transactions. For derivative instruments that are designated and qualify as part of a cash flow hedging relationship, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.  The maximum term over which the Company is hedging exposures to the variability of cash flows for forecasted transaction is 12 months.

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

In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company continues to carry the derivative at its fair value on the balance sheet and recognizes any subsequent changes in its fair value in in the Consolidated Statement of Comprehensive loss. When it is probable that a forecasted transaction will not occur, the Company discontinues hedge accounting and recognizes immediately in the Consolidated Statement of Comprehensive loss gains and losses that were accumulated in other comprehensive income related to the hedging relationship.

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

Revenue is recognized when persuasive evidence of an arrangement exists, delivery of the product has occurred, the fee is fixed or determinable and collectability is reasonably assured. These criteria are determined in relation to the sale of the Company’s products or services as follows:

For all sales, the Company requires a contract or purchase order which specified pricing, quantity and product specifications.

For sales of PV modules from PRC to foreign customers, delivery of the products occurs at the point the product is delivered to the named port of shipment, which is when the risks and rewards of ownership are transferred to the customer. For sales of PV modules to domestic customers in PRC or by foreign subsidiaries, delivery of the product occurs at the point the product is received by the customer, which is when the risks and rewards of ownership have been transferred.

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

The Company recognizes revenue for solar power station constructed for commercial customers according to ASC 605-35, Revenue Recognition—Construction-Type and Production Type Contracts. Revenue is recognized on a percentage-of-completion basis, based on the ratio of total costs incurred to date to total projected costs.  Provisions are made for the full amount of any anticipated losses on a contract-by-contract basis. The Company recognized nil loss for these types of contracts for the years ended December 31, 2013, 2014 and 2015. Costs in excess of billings are recorded where costs recognized are in excess of amounts billed to customers of purchased commercial solar power stations. Costs in excess of billings as of December 31, 2014 and 2015 amounted to RMB 20,713 and RMB 24,912 (US$ 3,846), respectively, and are included in accounts receivable in the consolidated balance sheets.

Starting in 2015, the Company provides PV cell / PV module processing services to customers. Under certain of these processing service arrangements, the Company purchases raw materials from a customer and agrees to sell a specified quantity of PV cells / PV modules produced from such materials back to the same customer. The Company recognizes revenue from these processing transactions on a net basis, that is, the revenue is recorded based on the amount received for PV cells / PV modules sold less the amount paid for the raw materials purchased from the customer.

For sales of raw materials, PV cells and wafers, delivery occurs at the point the product is delivered to the customer, which is when the risks and rewards of ownership have been transferred. Delivery is evidenced by a signed customer acceptance form.

Shipping and handling fees billed to customers are recorded as revenues, and the related shipping or delivery costs of RMB 405,839, RMB 311,356 and RMB 239,519 (US$ 36,975) are recorded as selling expenses for the years ended December 31, 2013, 2014 and 2015, respectively.

Advance payments received from customers for future sale of inventory are recognized as advances from customers in the consolidated balance sheets. Advances from customers are recognized as revenues when the conditions for revenue recognition described above have been satisfied. Advances from customers have been recognized as a current liability because the amount at each balance sheet date is expected to be recognized as revenue within twelve months.

In 2010 – 2012, a government subsidy project called “Golden Sun” program was proposed by the Ministry of Finance of PRC(“MOF”), to support and encourage PV stations installation. PV station owners could apply for a “Golden Sun” subsidy for the PV station to be constructed and solar companies may bid for the project as target vendors who would be authorized to supply PV modules to qualified PV station. According to detail implementation guidance, the government will give subsidy to each qualified PV station owners and the PV station owners’ obligation was to make sure that qualified PV stations would be successfully connected to national electric grid and pass the acceptance check by authorized supervisor appointed by the government (“government acceptance check”) within the period required by the government.

Instead of paying full subsidy to PV station owners directly, the government should pay partial subsidy to qualified suppliers on behalf of PV station owners as advance before the commencement of construction of PV stations. Yingli China was a successful bidder as the qualified supplier for “Golden Sun” program. For year ended December 31, 2015, as agreed with local government of Hebei Province, due to that certain PV stations didn’t start construction and passed the government acceptance check within the required period, subsidy with RMB 286,277 (US$ 44,194) that was received in 2010 would be clawed back. The Company therefore reclassified the government subsidy from “Advances from customers” to payables.

The sales of the subsidiaries in the PRC are subject to Value added tax (“VAT”) at a general rate at 17%, some of these subsidiaries have also been approved to use the “exempt, credit, refund” method on goods exported providing a tax refund at certain rate. Input VAT on purchases of raw materials and certain fixed assets can be deducted from output VAT. As of December 31, 2014 and 2015, VAT recoverable represents the net difference between output and deductible input VAT and tax refund to be collected.

(q)	Research and Development

Research and development costs are expensed as incurred. Its research and development costs consist primarily of compensation and related costs for personnel, material, supplies, equipment depreciation and laboratory testing costs.

(r)	Employee Benefits Plans

Pursuant to the relevant PRC regulations, the Company is required to make contributions for each PRC employee at a rate of 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement program organized by the local Social Security Bureau. In addition, the Company is also required to make contributions for each PRC employee at rates of 6%-11%, 1%-2%, 5%-12% and 0.9%-1.7% of standard salary base for medical insurance benefits, unemployment, housing fund and other statutory benefits, respectively. Total amount of contributions for the years ended December 31, 2013, 2014 and 2015 was RMB 266,134, RMB 263,104 and RMB 229,452 (US$ 35,421), respectively.

(s)	Warranty Cost

Before September 30, 2011, the Company’s multicrystalline PV modules are typically sold with a two or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. Effective October 1, 2011, the Company implemented a new and improved warranty terms for multicrystalline PV module that guarantees 91.2% and 80.7% of initial power generation capacity for 10 years and 25 years, respectively. Further, in respect of monocrystalline Panda PV module, the Company guarantees 98.0%, 92.0% and 82.0% of initial power generation for the first year, 10 years and 25 years, respectively. In addition, based on customers’ specific requirements, the Company provides the multicrystalline PV modules with linear-based warranty which guarantees each year’s power output during the twenty-five-year warranty period. The Company bears the risk of warranty claims long after the Company has sold its products and recognized revenues. The Company has sold PV modules since January 2003, and none of the Company’s PV modules has been in use for the entire warranty periods. In connection with the Company’s PV system sales in the PRC, the Company provides a one- to five- year warranty against defects in the Company’s modules, storage batteries, controllers and inverters.

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

Actual warranty costs are charged against the accrued warranty liability. Warranty expense is recorded as selling expense.

Changes in the carrying amount of accrued warranty liability are as follows:

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$

Beginning balance	555,357	666,946	748,428	115,537
Warranty provision for the current year	125,900	120,780	84,520	13,048
Warranty costs incurred or claimed	(14,311)	(39,298)	(40,809)	(6,300)
Total accrued warranty cost	666,946	748,428	792,139	122,285
Less: accrued warranty cost, current portion	40,632	40,903	38,869	6,000
Accrued warranty cost, excluding current portion	626,314	707,525	753,270	116,285

(t)	Firm Purchase Commitment

The Company entered into several long-term fixed price contracts to purchase polysilicon to ensure an adequate supply of polysilicon to operate its plants. These contracts represent firm purchase commitments which are evaluated for potential market value losses. For years ended December 31, 2013, 2014 and 2015, provision for reserve for inventory purchase commitments recognized was RMB 393,048, nil and RMB 77,705 (US$ 11,996), respectively. For the years ended December 31, 2013, 2014 and 2015, provision for prepayments in relation to inventory purchase commitments recognized was RMB 87,134, nil and RMB 522,050 (US$ 80,591). See note (18) to the consolidated financial statements.

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

The Company uses the management approach in determining reportable operating segments. The management approach considers the internal organization and reporting used by the Company’s chief operating decision maker for making operating decisions, allocating resources and assessing performance as the source for determining the Company’s reportable segments. Management has determined that the Company has only one operating segment.

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

See note (8) to the consolidated financial statements.

(z)	Reclassification of comparative figures

Certain comparative figures have been reclassified to conform to the current year presentation.

(aa)	Recently Issued Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard will require the Company to separate performance obligations within a contract, determine total transaction costs, and ultimately allocate the transaction costs across the established performance obligations. In August 2015, the FASB issued ASU No. 2015-14, "Revenue from Contracts with Customers" (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 will become effective for the Company beginning in fiscal 2018 under either full or modified retrospective adoption, with early adoption permitted as of the original effective date of ASU 2014-09. The Company is currently assessing the potential significant effects of these changes on the Company's consolidated financial statements.

In February 2015, the FASB issued the ASU 2015-02, "Amendments to the Consolidation Analysis". The objective of issuing the amendments in this Update is to change the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The amendments in this Update are an improvement to current US GAAP because they simplify the Codification and reduce the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and because they place more emphasis on risk of loss when determining a controlling financial interest. The amendments in this Update are effective for public business entities for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. A reporting entity may apply the amendments in this Update using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting entity also may apply the amendments retrospectively. The Company plans to apply this standard beginning in 2016 and does not expect this guidance to have a material impact on the Company’s consolidated financial statements.

In April 2015, the FASB issued the ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs ("ASU 2015-03"), which changes the presentation of debt issuance costs in financial statements. Under ASU 2015-03, an entity will present such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs will continue to be reported as interest expense. In August 2015, the FASB issued the ASU No. 2015-15—Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements ("ASU 2015-15"), which incorporates the SEC staff's announcement that clarifies the exclusion of line-of-credit arrangements from the scope of ASU 2015-03. The ASU clarifies that debt issuance costs related to line-of-credit arrangements can be deferred and presented as an asset that is subsequently amortized over the time of the line-of-credit arrangement, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. ASU 2015-03 is effective retrospectively for interim and annual periods beginning after December 15, 2015. The Company is currently assessing the potential significant effects of these changes on the Company's consolidated financial statements. As of December 31, 2015, the total balance of deferred debt issuance cost included in “Prepaid expenses and other current assets” was RMB1,595 (US$ 246) .

In September 2015, the FASB issued the ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement for acquirers in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. The Company is currently assessing the potential significant effects of these changes on the Company's consolidated financial statements.

In November 2015, the FASB issued the ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes, to simplify the presentation of deferred income taxes. The amendments in this Update require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. For public business entities, the amendments in this Update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The amendments in this Update may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. If an entity applies the guidance prospectively, the entity should disclose in the first interim and first annual period of change, the nature of and reason for the change in accounting principle and a statement that prior periods were not retrospectively adjusted. If an entity applies the guidance retrospectively, the entity should disclose in the first interim and first annual period of change the nature of and reason for the change in accounting principle and quantitative information about the effects of the accounting change on prior periods. The Company is currently assessing the potential significant effects of these changes on the Company's consolidated financial statements. As of December 31, 2015, total balances of current deferred tax assets and current deferred tax liabilities was nil and RMB4,093 (US$632), respectively.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. This accounting standard retains the current accounting for classifying and measuring investments in debt securities and loans, but requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consolidation. This guidance also changes the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to estimate fair value. A policy election can be made for these investments whereby estimated fair value may be measured at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments. This revised guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company is currently assessing the potential significant effects of these changes on the Company's consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases. This accounting standard requires lessees to recognize assets and liabilities related to lease arrangements longer than 12 months on the balance sheet. This standard also requires additional disclosures by lessees and contains targeted changes to accounting by lessors. The updated guidance is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. The Company is currently assessing the potential significant effects of these changes on the Company's consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-06, Contingent Put and Call Options in Debt Instruments. The amendments in this Update apply to all entities that are issuers of or investors in debt instruments (or hybrid financial instruments that are determined to have a debt host) with embedded call (put) options. The Amendments in this Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts, which is one of the criteria for bifurcating an embedded derivative. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. Consequently, when a call (put) option is contingently exercisable, an entity does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. The amendments are an improvement to GAAP because they eliminate diversity in practice in assessing embedded contingent call (put) options in debt instruments. For public companies, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. An entity should apply the amendments in this Update on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. The Company is currently assessing the potential significant effects of these changes on the Company's consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-07, Simplifying the Transition to the Equity Method of Accounting. The amendments in this Update eliminate the requirement that when an investment qualified for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previous held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments in this Update require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increase in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The Company is currently assessing the potential significant effects of these changes on the Company's consolidated financial statements.

(3)	Accounts Receivable

Accounts receivable is summarized as follows:

	December 31,
	2014	2015
	RMB	RMB	US$

Accounts receivable	4,319,541	3,002,721	463,540
Less: Allowance for doubtful accounts	(250,514)	(527,335)	(81,406)
Total accounts receivable, net	4,069,027	2,475,386	382,134

The following table presents the movement of the allowance for doubtful accounts:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$

Beginning balance	(287,351)	(286,997)	(250,514)	(38,673)
Additions	(20,063)	(228,835)	(414,759)	(64,028)
Reversal of allowance for doubtful accounts	16,998	59,464	10,414	1,608
Write-off of accounts receivable	3,419	205,854	127,524	19,687
Ending balance	(286,997)	(250,514)	(527,335)	(81,406)

Allowance for doubtful accounts was provided based on a number of factors, including some customers’ financial conditions and creditworthiness. For year ended December 31, 2015, allowance for doubtful accounts was provided against receivables from certain customers who encountered financial difficulties and against certain customers who delayed payments to the Company.

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally four months from the date of billing. For certain customers the Company requires an advance payment before the sale is made. Such advance payments are reported as “advances from customers” in the Company’s consolidated balance sheets and amounted to RMB 935,935 and RMB 725,170 (US$ 111,947) as of December 31, 2014 and 2015, respectively. The Company also requires certain customers to secure payment by a letter of credit issued by the customers’ banks. Letters of credit have terms less than 90 days. Until the letter of credit is drawn and the amount is paid, the amount due from the customer is recorded as accounts receivable. As of December 31, 2014 and 2015, 51.5% and 33.5%, respectively, of accounts receivable were denominated in currencies other than the RMB.

As of December 31, 2014 and 2015, the Company has pledged accounts receivable with a total carrying amount of RMB 446,778 and RMB 128,917 (US$ 19,901), respectively, to secure short-term bank borrowings.

(4)	Inventories

Inventories by major category consist of the following:

	December 31,
	2014	2015
	RMB	RMB	US$

Raw materials	577,314	318,852	49,222
Work-in-progress	389,570	351,432	54,252
Finished goods	1,132,198	814,030	125,665
Total inventories	2,099,082	1,484,314	229,139

Inventory write-downs due to the lower of cost or market assessment amounted to RMB 4,958, RMB 4,208 and RMB 31,930 (US$ 4,929) for the years ended December 31, 2013, 2014 and 2015, respectively, and were recorded as cost of revenues in the Consolidated Statements of Comprehensive Loss. Inventory write-downs of RMB 31,930 (US$ 4,929) in 2015 were mainly due to obsolete spare parts.

(5)	Land, Property, Plant and Equipment

Land, property, plant and equipment consist of the following:

	December 31,
	2014	2015
	RMB	RMB	US$
Land	—	20,788	3,209
Buildings	4,142,482	3,829,922	591,238
Machinery and equipment	15,038,493	14,564,201	2,248,325
Furniture and fixtures	146,604	106,325	16,414
Motor vehicles	100,717	94,725	14,623
Construction in progress	285,840	419,854	64,814
Total land, property, plant and equipment	19,714,136	19,035,815	2,938,623
Less: Accumulated depreciation	(5,127,821)	(6,070,955)	(937,194)
Less: Impairment	(2,475,521)	(6,118,378)	(944,515)
Total land, property, plant and equipment, net	12,110,794	6,846,482	1,056,915

No impairment for property, plant and equipment was recognized in 2013 and 2014. Due to the significant decrease in shipment, gross profit margins and lower-than-expected utilization of production facilities, the Company determined a two-step impairment analysis was required in the middle of 2015. In step one impairment analysis, the estimated future undiscounted net cash flows expected to be generated by the assets over their remaining estimated useful lives were based on certain assumptions, such as forecasts of future operating results, gross margin and expected future growth rates. The estimated undiscounted future cash flows generated by the equipment used to produce solar products were less than their carrying value, which required the step two impairment test. In the step two impairment analysis, the Company estimated the fair value based on discounted cash flow analysis using market participants’ assumptions, such as forecasts of future operating results, discount rates commensurate with the risk involved, and expected future growth rates. The carrying value of the equipment was reduced to fair value based on the discounted cash flow analysis. As a result, an impairment loss of RMB 3,804,116 (US$587,254) related to buildings, machinery and equipment and shared assets in all solar production lines (including production lines of ingot, wafer, cell and module), was provided for the year ended December 31, 2015.

Depreciation expense on property, plant and equipment was allocated to the following expense items:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$

Cost of revenues	1,192,906	1,292,586	1,086,392	167,710
Selling expenses	1,813	16,475	7,530	1,162
General and administrative expenses	60,029	48,963	60,268	9,304
Research and development expenses	24,573	30,260	20,515	3,167
Total depreciation expense	1,279,321	1,388,284	1,174,705	181,343

For year ended December 31,2015, due to the impairment loss of RMB3,804,116 (US$587,254) was recorded during the middle of the year, total depreciation expenses for the year decreased by approximately RMB242.7 million (US$ 37.5 million).

The Company capitalized interest costs as a component of the cost of construction in progress as follows:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$

Interest cost capitalized	53,998	8,624	37,452	5,782
Interest cost charged against income	971,597	1,015,871	977,176	150,850
Total interest cost incurred	1,025,595	1,024,495	1,014,628	156,632

As of December 31, 2014 and 2015, the Company had pledged property, plant and equipment with a total carrying amount of RMB 10,213,355 and RMB 4,001,055 (US$ 617,656), respectively, to secure bank borrowings.

In December 2014, Yingli China sold certain machinery and equipment with carrying amount of RMB 405,282 to a third party for cash consideration of RMB 400,000, and simultaneously entered into a three-month contract to lease back the assets. The remaining useful lives of leased machinery and equipment were approximately 7 years. Pursuant to the terms of the contract, Yingli China is required to pay to the third party total lease payments over three months of RMB 403,191 (US$62,242), including both the principle and interest to be paid). Due to the substance of this transaction was short term financing, the leased machinery and equipment were not derecognized and the financial obligation under this transaction was recorded as short-term borrowing.

In February 2015, right after Yingli China repaid total instalment of RMB 400,000 as scheduled in the agreement, Yingli China entered into another contract to sell the same group of machinery and equipment for cash consideration of RMB 300,000 and simultaneously entered into a one-month contract to lease back the assets. In March 2015, the Company failed to repay the RMB 300,000 and paid an additional penalty charge of RMB 1,750. In April 2015, Yingli China fully repaid the RMB 300,000 and again signed a similar contract to sell the same group of machinery and equipment for cash consideration of RMB 250,000 and simultaneously entered into a two-month contract to lease back the assets. Yingli China failed to repay RMB 250,000 due in June 2015. From June 2015 to November 2015, total interests and penalty charges paid by Yingli China due to failure to repay the instalment was RMB 28,000. In December 2015, Yingli China, together with the leasing company and Hainan Yingli, entered into a contract, in which Hainan Yingli would repay the totaling RMB250,000 on behalf of Yingli China before April 2016, and Yingli China would offset its receivables due from Hainan Yingli with the same amount. Hainan Yingli paid RMB 75,000 instantly as the contract was signed. As of December 31, 2015, total balance of the borrowing was RMB 175,000 (US$ 27,015). Hainan Yingli failed to repay RMB 175,000 in April 2016, the Company is in negation with the third party about the updated repayment schedule.

(6)	Land use rights

In April 2015, the Land Reserve Center of local government of Baoding City, Hebei Province signed a land re-acquisition and compensation agreement with Fine Silicon Co., Ltd. (“Fine Silicon”), one of the subsidiaries of the Company, to acquire land use right related to the idle land of Fine Silicon. After the acquisition, the local government has completed first round of its auction process and sold part of the land for an aggregate auction price of RMB1,875.6 million (US$289.5 million) in September 2015. After deducting required contributions to be made to the local government from the gross proceeds of the auction of the land in the amount of RMB 258.5 million (US$ 39.9 million), the total net proceeds received and expected to be received from the auction were RMB1,617.1 million (US$249.6 million). The local government has paid Fine Silicon RMB1,370.8 million (US$211.6 million) of the net proceeds in 2015. As of December 31, 2015, the remaining portion of the net proceeds for the land of RMB 246.3 million (US$38.0 million) has not been paid, it is expected to be collected before October 2016 based on the Company’s best estimation and current negotiation status with the local government,

For the year ended December 31, 2015, total disposal gain of RMB 1,167,317 (US$ 180,203), mainly the difference between the total net proceeds of RMB 1,617.1 million (US$ 249.6 million) and the carry value of the land use right of RMB 186,111 (US$ 28,731) and the building of RMB 263,624 (US$ 40,697) attached to the land use right, was recognized in relation to the disposal of land use right and the building attaching to the land use right (Note (2)(j)). The disposal gain was included in “Disposal gain from long-lived assets and land use right in relation to a subsidiary” in the Consolidated Statements of Comprehensive Loss.

On December 15, 2015, pursuant to the share transfer agreement entered into between Hainan Yingli, one of the subsidiaries of the Company and other two third parties, Hainan Yingli transferred its 100% equity in Hainan Lvjian Investment Company (“Hainan Lvjian”) to these two third parties with consideration of RMB 735.0 million (US$113.5 million), Hainan Lvjian was one of the subsidiaries of Hainan Yingli. The consideration was determined based on the fair value of Hainan Lvjian and the major asset owned by Hainan Lvjian was a land use right as discussed in note (12). As of December 31, 2015, RMB 265.0 million (US$ 40.9 million) of consideration was paid and the remaining amount of RMB 470.0 million (US$ 72.6 million) was not paid yet. For the year ended December 31, 2015, total disposal gain of RMB 7,000 (US$ 1,081) was recognized. The disposal gain was included in “Other income” in the Consolidated Statements of Comprehensive Loss.

(7)	Derivative Instruments and Hedging Activities

The Company uses foreign currency forward contracts to manage its exposure to foreign currency risks arising from sales denominated in foreign currency and uses interest rate related derivative instruments to manage its exposure related to changes in interest rates on its variable-rate debt instruments. The Company does not speculate using derivative instruments.

Foreign Currency

The Company’s principal operating subsidiaries, Hainan Yingli New Energy Resources Co., Ltd. (“Hainan Yingli”) and Yingli Energy (China) Co., Ltd. (“Yingli China”) are located in the PRC with the Renminbi being their functional currency, respectively. However, the majority of these two entity’s sales are in currencies other than Renminbi, primarily the EURO and US$. Any depreciation of the EURO or US$ against the Renminbi will generally result in foreign exchange losses and adversely affect the Company’s results of operations. With an aim to reduce its risk exposure, the Company, on a selected basis, enters into forward contracts with financial institutions to forward sell EURO or US$ when it entered into certain sales contracts denominated in EURO or US$ through its PRC operating subsidiaries. Some of these foreign currency forward contracts are qualified as foreign currency cash flow hedges at inception, and thus the change in the fair value of these hedge contracts were initially recognized in accumulated other comprehensive income and reclassified into the consolidated statements of comprehensive loss in the period that the sale of the related hedged item is recognized or when hedge accounting is discontinued if the foreign currency forward contracts are no longer effective in offsetting cash flows attributable to the hedged risk. During the year ended December 31, 2013, the Company entered into foreign currency forward contracts with a notional amount of EURO 100,690 and US$ 7,000 against its EURO and US$ denominated sales, respectively. During the year ended December 31, 2014, the Company entered into foreign currency forward contracts with a notional amount of EURO 31,760, US$ 27,000 and JPY 2,499,200 against its EURO ,US$ and JPY denominated sales, respectively. During the year ended December 31, 2015, the Company entered into foreign currency forward contracts with a notional amount of EURO 80,000, US$ 30,000 and JPY 7,100,000 against its EURO ,US$ and JPY denominated sales, respectively. As of December 31, 2014 and 2015, the Company had outstanding foreign currency forward contracts with notional amounts of EURO 3,780 and EURO nil, respectively.

Interest

The Company’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its business operation and expansion, the Company’s PRC operating subsidiaries will obtain short-term and long-term bank borrowings. Some of the bank borrowings carry variable interest rates. Interest expenses on these banking borrowings may increase as a result of change in market interest rates. With an aim to reduce its interest rate exposure, the Company entered into one long-term interest rate swap contract, with notional amount of US$70,000, in 2009. As of December 31, 2014 and 2015, the Company didn’t have outstanding interest rate swap contracts.

Balance Sheet Classification

The following summarizes the fair values and location in the consolidated balance sheet of all derivatives held by the Company as of December 31, 2014 and 2015:

		Fair Value
		2014	2015
	Balance Sheet Classification	RMB	RMB	US$
Assets:
Foreign currency contract	Prepaid expenses and other current assets	4,195	—	—
Total derivatives designated as hedges		4,195	—	—

Cash Flow Hedge Loss or Gain Recognition

The following summarizes the loss (gain), recognized in the consolidated statement of comprehensive loss, related to derivatives designated and qualifying as cash flow hedges for the years ended December 31, 2013, 2014 and 2015:

Derivatives in Cash Flow	Amount of Gain Recognized in Other Comprehensive Income		Location of Gain Reclassified from Other Comprehensive Income into	Amount of Gain Reclassified from Other Comprehensive Income into Loss
Hedging Relationships	RMB	US$	Loss	RMB	US$
2013
Foreign currency contracts	(7,641)		Foreign currency exchange losses	(8,711)
2014
Foreign currency contracts	(24,117)		Foreign currency exchange losses	(24,390)
2015
Foreign currency contracts	—	—	Foreign currency exchange losses	(749)	(116)

Other Derivatives Gains (Losses) Recognition

The following summarizes the losses and the location in the consolidated statements of comprehensive loss of derivatives not designated as hedging instruments for the years ended December 31, 2013, 2014 and 2015:

	Location of Loss	Amount of Loss Recognized in Income on Derivative
	Recognized in Income	2013	2014	2015
	on Derivative	RMB	RMB	RMB	US$
Derivatives Not Designated as Hedging Instruments
Interest rate swap	Interest expense	(103)	(81)	—	—
Total		(103)	(81)	—	—

(8)	Fair Value Measurements

(a)	Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2014 and 2015:

Fair value measurements at December 31, 2014
Quoted prices
		in active	Significant
		markets for	other	Significant
		identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2014	(Level 1)	(Level 2)	(Level 3)
Assets:
Foreign currency forward contract	4,195	—	4,195	—
Total	4,195	—	4,195	—

Fair value measurements at December 31, 2015
Quoted prices
		in active	Significant
		markets for	other	Significant
		identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2015	(Level 1)	(Level 2)	(Level 3)
Assets:
Foreign currency forward contract	—	—	—	—
Total	—	—	—	—

The following table presents the Company’s activity for liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in ASC Topic 820 for the years ended December 31, 2013, 2014 and 2015:

Assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3 valuation)

Liabilities
Interest rate swap
Balance at December 31, 2012	13,557
Total realized and unrealized losses:
Included in earnings	103
Included in other comprehensive income	—
Settlement	(9,927)
Balance at December 31, 2013	3,733
Total gain for 2013:
included in earnings attributable to other current liabilities and accrued expenses held at December 31, 2013	(9,824)

Liabilities
Interest rate swap
Balance at December 31, 2013	3,733
Total realized and unrealized losses:
Included in earnings	81
Included in other comprehensive income	—
Settlement	(3,814)
Balance at December 31, 2014	—
Total gain for 2014:
included in earnings attributable to other current liabilities and accrued expenses held at December 31, 2014	(3,733)

Liabilities
Interest rate swap
Balance at December 31, 2014	—
Total realized and unrealized losses:
Included in earnings	—
Included in other comprehensive income	—
Settlement	—
Balance at December 31, 2015	—
Total gain for 2015:
included in earnings attributable to other current liabilities and accrued expenses held at December 31, 2015	—

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a non-recurring basis as of December 31, 2015

	Fair Value Measurements at Reporting Date Using
Description	Balance as of 31 December 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total (losses)
Assets:
Long-lived assets	6,825,694	-	-	6,825,694	(3,804,116)

The long-lived assets represent property, plant and equipment for production of multi-crystalline wafers and certain machines (note (6))

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB Codification Subtopic 360—10, long-lived assets held and used with a carrying amount of RMB 10,629,810 (US$ 1,640,960) were written down to their fair value of RMB 6,825,694 (US$ 1,053,706), resulting in an impairment charge of RMB 3,804,116 (US$ 587,254), which was calculated based on Level 3 Inputs and included in “Impairment of long-lived assets” in the Consolidated Statements of Comprehensive Loss.

The Company determined that buildings, machinery and equipment, land use rights and shared assets in all solar production lines (including production lines of ingot, wafer, cell and module, hereafter “Solar Production Lines”) were one asset group and subject to be tested for impairment.

The significant unobservable inputs used in the valuation of the fair value of the asset group subject to impairment are as following:

•	Weighted average cost of capital, or WACC—The WACCs were determined based on a consideration of such factors as risk-free rate, comparative industry risk, equity risk premium, company size and company-specific factors. The Company used WACC of 15.0% in the discounted cash flow.

•	Comparable companies—In deriving the discounted cash flow and WACCs, which are used as the discount rates under the discounted cash flow, three to four publicly traded solar companies were selected for reference as market participants.

(b)	Fair Value of Financial Instruments

Management used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet dates:

•	Foreign currency forward contract — as of December 31, 2014 and 2015, the fair value is determined by discounting estimated future cash flow, which is based on the changes in the forward rate.

•	Interests swap contract — as of December 31, 2014 and 2015 the fair value is determined by using pricing models developed based on the London Interbank Offered Rate (“LIBOR”) swap rate and other unobservable market data.

•	Short-term financial instruments (cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, accounts payable, short-term borrowing, and amounts due to related parties) - cost approximates fair value because of the short maturity period.

•	Long-term debt and long-term payable (included in other liabilities) - fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Company’s current borrowing rate for similar debt instruments with comparable terms. As of December 31, 2015, the carrying values of the Company’s long term debt and long-term payable approximate their fair values as all the long-term borrowings carries variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

•	Medium-term notes — fair value is based on the amount of future cash flows associated with the debt instrument discounted at the Company’s current borrowing rate for similar debt instruments with comparable terms. As of December 31, 2015, the fair value of the Company’s medium term notes, based on Level 2 inputs, was RMB253,811(US$39,182)

(9)	Investments in affiliated companies

The following table includes the Group’s carrying amounts and percentages of ownership of the investments in affiliated companies under the equity and cost methods as of December 31, 2015 and the carrying amounts as of December 31, 2014:

	December	December 31, 2015
	31, 2014 RMB	RMB	Percentage Ownership
Investment in affiliated companies under the equity method:
Hainan Tianneng Power Co., Ltd. (note c)	51,724	60,391	26.53%
Shanghai Sailing Xili Equity Investment Fund LLP (note g)	152,910	143,749	50.80%
Tongmei Yingli New Energy Industry Co., Ltd. (note h)	30,000	30,347	30.00%
Shandong Hi-speed Yingli New Energy Co., Ltd. (note j)	—	16,985	35.00%
Solariant Portfolio Two Godo Kaisha (note i)	7,782	27,401	37.50%
Others	12,000	13,597	various

Investment in affiliated companies under the cost method:
Beijing Jingyi Green Energy Power System Engineering Co., Ltd. (note d)	11,875	11,875	10.00%
Guokai Siyuan (Beijing)Investment Fund Co., Ltd. (note f)	150,000	150,000	2.97%
Others	7,010	5,376	various
Total	423,301	459,721

The movements of the investments in affiliated companies are as follows:

	Balances at January 1, 2013	Investments	Share of Profits / (Losses)	Disposal	Others	Balances at December 31, 2013
	RMB	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies under the equity method:
Hainan Tianneng Power Co., Ltd. (note c)	9,073	51,594	949	—	(9,156)	52,460
Yingli Shuntong (Beijing) International Freight Agency Co., Ltd. (note e)	1,693	—	248	—	—	1,941

Investment in affiliated companies under the cost method:
Beijing Jingyi Green Energy Power System Engineering Co., Ltd. (note d)	11,875	—	—	—	—	11,875
Beijing CECEP Badaling Photovoltaic Technology Co., Ltd. (note a)	600	—	—	(600)	—	—
Guokai Siyuan (Beijing)Investment Fund Co., Ltd. (note f)	150,000	—	—	—	—	150,000
Total	173,241	51,594	1,197	(600)	(9,156)	216,276

	Balances at January 1, 2014	Investments	Share of Profits / (Losses)	Disposal	Others	Balances at December 31, 2014
	RMB	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies under the equity method:
Hainan Tianneng Power Co., Ltd. (note c)	52,460	—	2,335	—	(3,071)	51,724
Yingli Shuntong (Beijing) International Freight Agency Co., Ltd. (note e)	1,941	—	—	(1,941)	—	—
Shanghai Sailing Xili Equity Investment Fund LLP (note g)	—	153,000	(90)	—	—	152,910
Tongmei Yingli New Energy Industry Co., Ltd.(note h)		30,000				30,000
Solariant Portfolio Two Godo Kaisha (note i)		7,782				7,782
Others	—	12,000	—	—	—	12,000

Investment in affiliated companies under the cost method:
Beijing Jingyi Green Energy Power System Engineering Co., Ltd. (note d)	11,875	—	—	—	—	11,875
Guokai Siyuan (Beijing)Investment Fund Co., Ltd. (note f)	150,000	—	—	—	—	150,000
Others	—	7,010	—	—	—	7,010
Total	216,276	209,792	2,245	(1,941)	(3,071)	423,301

	Balances at January 1, 2015	Investments	Share of Profits / (Losses)	Disposal	Others	Balances at December 31, 2015
	RMB	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies under the equity method:
Hainan Tianneng Power Co., Ltd. (note c)	51,724	—	8,413	—	254	60,391
Shanghai Sailing Xili Equity Investment Fund LLP (note g)	152,910	—	(9,161)	—	—	143,749
Tongmei Yingli New Energy Industry Co., Ltd. (note h)	30,000		347			30,347
Shandong Hi-speed Yingli New Energy Co., Ltd (note j).		17,500	(428)		(87)	16,985
Solariant Portfolio Two Godo Kaisha (note i)	7,782	20,580			(961)	27,401
Others	12,000	1,597		—		13,597

Investment in affiliated companies under the cost method:
Beijing Jingyi Green Energy Power System Engineering Co., Ltd. (note d)	11,875	—	—	—	—	11,875
Guokai Siyuan (Beijing)Investment Fund Co., Ltd. (note f)	150,000	—	—	—	—	150,000
Others	7,010	2,921	—	(4,555)	—	5,376
Total	423,301	42,598	(829)	(4,555)	(794)	459,721

(a)	In February 2009, Yingli China and two other entities, unrelated to the Company, established Beijing CECEP Badaling Green Photovoltaic Technology Co., Ltd. (“Beijing Badaling”). Yingli China contributed RMB 600 to acquire a 10% equity interest. The investment is accounted for under cost method. In May 2013, the Company withdrew its investment from Beijing Badaling and received cash in the amount of RMB 600 (US$ 97).

(b)	The Company’s 50% equity investment in Tibet Tianwei Yingli New Energy Resources Co., Ltd. (“Tibetan Yingli”) is accounted for under equity method. Given the continuing losses sustained by Tibetan Yingli, the Company recorded a full impairment provision of RMB 8,720 for this equity investment during the year ended December 31, 2011. In 2013, 2014 and 2015, Tibetan Yingli continued to incur losses and the carrying value of the Company’s investment in Tibetan Yingli remained as nil and no further loss was recognized as of December 31, 2013, 2014 and 2015.

(c)	In September 2009, Yingli China and two other entities, unrelated to the Company, established Hainan Tianneng Power Co., Ltd. (“Hainan Tianneng”). Yingli China contributed RMB 6,000 to acquire a 20% equity interest. In 2011, Yingli China further injected cash of RMB 20,362 while the other investors made proportional cash injection to remain the same ownership interest for each investor. In 2012, the other investors made further capital injection to Hainan Tianneng, which resulted in a decrease of equity interest held by Yingli China to 11.45% as of December 31, 2012. In June and July 2013, Hainan Yingli made capital injections in the amount of RMB 40 million and RMB 12 million respectively, to acquire 18.31% equity interest of Hainan Tianneng in total. Together with the equity interest held by Yingli China (9.35%), the Company (including both Yingli China and Hainan Yingli) holds 27.66% equity interest in Hainan Tianneng as of December 31, 2013 and 2014. In May 2015, one of the other investors made further capital injection to Hainan Tianneng, which resulted in a decrease of equity interest held by the Company to 26.53% as of December 31, 2015. The investment is accounted for under equity method.

(d)	In February 2010, Yingli China and two other entities, unrelated to the Company, established Beijing Jingyi Green Energy Power System Engineering Co., Ltd. Yingli China contributed RMB 10,000 to acquire a 10% equity interest. In July 2011, Yingli China injected cash of RMB 1,875 while the other investors made proportional cash injection to remain the same ownership interest for each investor. The investment is accounted for under cost method.

(e)	In September 2011, Yingli Beijing and a subsidiary of Yingli Group, established Yingli Shuntong (Beijing) International Freight Agency Co., Ltd (“Shuntong Wuliu”). Yingli Beijing contributed RMB 1,470 to acquire 49% equity interest. As of December 31, 2013, the investment is accounted for under equity method. In December 2014, Yingli Beijing disposed all its equity interest in Shuntong Wuliu to Tianjin Yingli Bubalus Logistics Co., Ltd., a related party of the Company. The total consideration was RMB 1,941 and no gain or loss arose from this transaction.

(f)

In November 2012, Yingli China and Hainan Yingli, along with 35 other entities unrelated to the Company, participated in the establishment of Guokai Siyuan (Beijing) Investment Fund Co., Ltd.. The Investment Company’s period of operation is 10 years and its principal activities are to make equity investments to key industries encouraged by the State. The Company contributed RMB 150,000 to acquire a 2.97% equity interest. The investment is accounted for under cost method.  The Investment Company’s administrator is SDIC Investment and Development Fund Management Beijing Co., Ltd. Subject to the administrator’s approval and other shareholders’ preemptive rights, the Company can transfer its investment to third parties.

(g)	In August 2014, Yingli China and Shanghai Sailing Capital Management Co., Ltd. (“Shanghai Sailing”), unrelated to the Company, set up a fund called Shanghai Sailing Xili Equity Investment Fund LLP (“Sailing Fund”). The capital size of Sailing Fund is of RMB 1,004,000 and its principal activities are to make equity investments to new energy industries. According to the agreement, Sailing Fund is jointly controlled by Shanghai Sailing and Yingli China with shares of interest of 49.2% and 50.8%, respectively. As of December 31, 2015, total capital injected by Yingli China is RMB 153,000 (US$ 23,619) while Shanghai Sailing also made cash injection proportionally based on the agreed percentage of shares of interest between the parties in Sailing Fund. Therefore, the investment is accounted for under equity method.

(h)	In August 2014, Yingli China together with two other entities unrelated to the Company, established Tongmei Yingli New Energy Industry Co., Ltd. Yingli China contributed RMB 30,000 to acquire a 30% equity interest. The investment is accounted for under equity method.

(i)

 In July 2013, Yingli Japan, together with two other entities unrelated to the Company, established Solariant Portfolio Two Godo Kaisha (the project“SPC”) to acquire 49.48% equity interest. Yingli Japan made capital contribution of JPY 151,500 (RMB 7,782 equivalent) in 2014. Pursuant to an agreement entered into by all parties in early 2015, SPC transferred SPC’s payables of JPY 395,000 (RMB 20,580 equivalent, US$ 3,177) to Yingli Japan, which was treated as a capital injection, meanwhile, the other two investors made also made capital injection to SPC. After the transaction was made, total investment by Yingli Japan was amounted to JPY 546,500 and equity interest owned by Yingli Japan decreased to 37.5%. In July 2015, Yingli Japan together with other two investors of SPC, entered into several agreement to transfer 100% of equity interest of SPC to another entity unrelated to the Company. Based on the agreements, consideration of 37.5% of equity interest of SPC owned by Yingli Japan was JPY1,287,600 (RMB 67,086 equivalent). The consideration was based on the fair value of SPC. As of December 31, 2015, due to that the share transfer has not completed, partial consideration of PY 815,700 (RMB42,499 equivalent) received was recorded in “Other current liabilities and accrued expenses” in Consolidated Balance Sheets.

(j)	In June 2015, Yingli Beijing and two other entities, unrelated to the Company, established Shandong Hi-speed Yingli New Energy Co., Ltd. (“Shandong Hi-speed Yingli”). Yingli Beijing has contributed RMB 17,500 to acquire a 35% equity interest. The investment is accounted for under equity method.

(10)	Borrowings

(a)	Current

Short-term borrowings and current instalments of long-term debt consist of the following:

	Year ended December 31,
	2014	2015
	RMB	RMB	US$

Guaranteed by bank deposits	212,807	—	—
Guaranteed by related parties	4,671,486	3,871,241	597,617
Guaranteed by property, plant and equipment	950,139	1,805,607	278,738
Guaranteed by accounts receivable	446,788	128,917	19,901
Unsecured loans	535,369	711,793	109,882
Current portion of long-term debt (note 10(b))	1,102,120	849,625	131,159
Current portion of medium-term notes (note (11))	2,193,346	1,757,000	271,234
Total short-term borrowings and current portion of long-term debt	10,112,055	9,124,183	1,408,531

Short-term borrowings outstanding (including the current portion of long-term debt) as of December 31, 2014 and 2015 bore a weighted average interest rate of 6.20% and 5.72% per annum, respectively. All short-term borrowings mature and expire at various times within one year. These facilities contain no specific renewal terms. While the renewal of the facilities are not legally binding and cannot been drawn down upon demand, the Company has traditionally negotiated renewal of certain facilities shortly before they mature.

(b)	Non-current

	Year ended December 31,
	2014	2015
	RMB	RMB	US$
Long-term debt and medium-term notes:
Secured loans from China Development Bank	3,057,179	2,888,287	445,875
Unsecured loans	—	—	—
Guaranteed by related parties	248,667	45,000	6,947
Secured by multiple assets	379,599	322,236	49,744
Medium-term notes (note (11))	3,906,654	2,057,000	317,546
Borrowings from other third parties:
Guaranteed by property, plant and equipment	274,828	—	—
	7,866,927	5,312,523	820,112
Less: current portion	(3,295,466)	(2,606,625)	(402,393)
Total long-term debt and medium-term notes	4,571,461	2,705,898	417,719

In December 2008, Yingli China entered into an eight-year US$ 70,000 loan agreement at an interest rate of 6-month LIBOR plus 6% per annum with China Development Bank. The loan is guaranteed by Tianwei Yingli and Mr. Liansheng Miao, the Company’s chairman and CEO, and secured by Yingli China’s property, plant and equipment.  The loan is repayable in annual instalment of US$ 8,000 for the first two years and US$ 9,000 for the remaining six years, respectively, commencing in December 2009. In December 2015, out of US$ 18,000 that was due, the Company repaid US$ 50, and the remaining portion of US$ 17,950 was extended to December 2016 based on the loan extension agreement entered into in December 2015. As of December 31, 2015, the current and non-current portion of this long-term borrowing is US$ 17,950 (RMB 116,277) and nil, respectively.

In May 2010, Hainan Yingli entered into a five-year RMB 180,000 loan agreement at an interest rate of 5.76% per annum with Industrial and Commercial Bank of China Limited. The loan is guaranteed by the Company and repayable in semi-annual instalment of RMB 20,000 starting from August 2011. Based on the loan extension agreement entered into in December 2015, loan of RMB 14,000 that was due in September 2015 was extended to September 2016. As of December 31, 2015, the current and non-current portion of this long-term borrowing is RMB 14,000 (US$ 2,161) and nil, respectively.

In June 2010, Hainan Yingli entered into a five-year RMB 220,000 loan agreement at a floating interest rate of the five-year Renminbi benchmark loan rates as published by the People’s Bank of China plus an additional surcharge of 2.5% per annum with Bank of Communications Co., Ltd. The loan is guaranteed by Yingli Green Energy and repayable in an annual instalment of RMB 55,000 starting from June 2011. The loan was fully paid in 2015.

In July 2010, Yingli China entered into a five-year RMB 500,000 loan agreement at an interest rate of the five-year Renminbi benchmark loan rates per annum with Bank of Communications Co., Ltd. The loan is guaranteed by Yingli Group and Yingli Green Energy and secured by Yingli China’s property, plant and equipment.  The loan is repayable in annual instalment of RMB 70,000, RMB 140,000, RMB 170,000, and RMB 120,000 in 2011, 2012, 2013 and 2014, respectively. The loan was fully paid in 2014.

In February 2011, Hainan Yingli entered into a five-year RMB 400,000 loan agreement with China Merchants Bank at an interest rate of the five-year Renminbi benchmark loan rate per annum. As of December 31 2014, the Company withdrew RMB 368,000 (US$ 59,311) under this agreement. The loan is secured by Hainan Yingli’s property, plant and equipment. The loan was fully paid in 2015.

In March 2011, Yingli China entered into a 45-month RMB 1,000,000 loan agreement with Bank of Communications Co., Ltd. at an interest rate of three- to five- year Renminbi benchmark loan rate plus an additional surcharge of 10% of the interest rate per annum. The loan is secured by property, plant and equipment. The loan was fully paid in 2014.

In May 2011, Yingli China entered into a 42-month RMB 1,160,000 loan agreement with Bank of China and China Citic Bank at an interest rate of three-five year Renminbi benchmark loan rate plus an additional surcharge of 5% of the interest rate per annum. As of December 31, 2015, the Company withdrew RMB481,000 (US$ 74,254).The loan is guaranteed by Yingli Green Energy and Yingli Group. As of December 31, 2015, the current and non-current portion of this long-term borrowing is RMB 164,300 (US$ 25,364) and nil, respectively. Out of the loan of RMB164,300, loan with RMB20,000 due in November 2015 was extended to May 2016 based on the loan extension agreement entered into in November 2015.

In August 2011, Fine Silicon Co., Ltd. (“Fine Silicon”) entered into a five-year RMB 500,000 loan agreement with CDB Leasing Co., Ltd. at an interest rate of 6.9% per annum plus an additional surcharge of 5% of the interest rate per annum. The loan is guaranteed by property, plant and equipment.  The Company withdrew RMB 500,000 (US$ 80,585) as of December 31, 2014, under this agreement. As of December 31,2014, total amount of this borrowing was RMB 274,828. The loan was fully paid in 2015.

In October 2011, Tianjin Yingli New Energy Resources Co., Ltd. (“Tianjin Yingli”) borrowed an eight-year RMB 350,000 loan from China Development Bank at an interest rate of five-year Renminbi benchmark loan rate per annum. The loan is guaranteed by property, plant and equipment. The Company withdrew RMB 350,000 (US$ 54,031) as of December 31, 2015. As of December 31, 2015, the current and non-current portion of this long-term borrowing is RMB 35,000 (US$ 5,403) and RMB 220,000 (US$ 33,962), respectively.

In October 2011, Tianjin Yingli borrowed an eight-year US$100,000 loan from China Development Bank at an interest rate of 6-month LIBOR plus 520 basis points per annum. The loan is guaranteed by property, plant and equipment. The Company withdrew US$100,000 (RMB647,780) as of December 31, 2015. Based on the amendment entered into in November 2015, the loan repayment schedule of loan with remaining balance of US$ 70,000 had been modified. The original repayment schedule was US$9,000 due in August 2015, US$9,000 due in February 2016, US$9,000 due in August 2016, US$9,000 due in February 2017, US$9,000 due in August 2017, US$10,000 due in February 2018, US$5,000 due in August 2018, US$5,000 due in February 2019 and US$5,000 due in August 2019. The amended repayment schedule was US$200 due in April 2016, US$200 due in October 2016, US$10,000 due in April 2017, US$10,820 due in October 2017, US$14,300 due in April 2018, US$11,500 due in October 2018, US$11,500 due in April 2019 and US$11,480 due in October 2019. No other key terms had been changes in the amendment. As of December 31, 2015, the current and non-current portion of this long-term borrowing is US$ 400 (RMB 2,591) and US$69,600 (RMB 450,855), respectively.

In October 2011, Hengshui Yingli New Energy Resources Co., Ltd. (“Hengshui Yingli”) entered into an eight-year US$50,000 loan agreement with China Development Bank at an interest of 6.31% per annum and subject to adjustment annually. The loan is guaranteed by property, plant and equipment. As of December 31, 2015, the Company withdrew US$50,000 (RMB 323,890). Out of US$ 3,000 due in December 2015, US$ 50 was repaid. Based on the amendment entered into in December 2015, the loan repayment schedule of loan with remaining balance of US$ 34,950 had been modified. The original repayment schedule was US$2,950 due in December 2015, US$4,000 due in June 2016, US$4,000 due in December 2016, US$4,000 due in June 2017, US$4,000 due in December 2017, US$4,000 due in June 2018, US$4,000 due in December 2018, US$4,000 due in June 2019, US$4,000 due in October 2019. The amended repayment schedule was US$50 due in June 2016, US$50 due in December 2016, US$6,000 due in June 2017, US$6,000 due in December 2017, US$5,620 due in June 2018, US$5,620 due in December 2018, US$5,800 due in June 2019, US$5,810 due in October 2019. No other key terms had been changes in the amendment. As of December 31, 2015, the current and non-current portion of this long-term borrowing is US$ 100 (RMB 647) and US$ 34,850 (RMB 225,751), respectively.

In November 2011, Hainan Yingli entered into an eight-year RMB 900,000 loan agreement with China Development Bank at an interest rate of five-year Renminbi benchmark loan rate per annum. The loan is guaranteed by property, plant and equipment.  In May 2013, Hainan Yingli entered into an amendment to increase this loan credit limit by RMB282,150.  Out of RMB90,800 due in November 2015, RMB600 was repaid. Based on the amendment entered into in November 2015, the loan repayment schedule of loan with remaining balance of RMB727,550 had been modified. The original repayment schedule was RMB 90,200 due in November 2015, RMB90,800 due in May 2016, RMB90,800 due in November 2016, RMB90,800 due in May 2017, RMB90,800 due in November 2017, RMB90,800 due in May 2018, RMB90,800 due in November 2018 and RMB92,550 due in July 2019. The amended repayment schedule was RMB600 due in May 2016, RMB60,000 due in November 2016, RMB110,000 due in May 2017, RMB110,000 due in November 2017, RMB110,000 due in May 2018, RMB110,000 due in November 2018 and RMB226,950 due in July 2019. No other key terms had been changes in the amendment. As of December 31, 2015, the current and non-current portion of this long-term borrowing is RMB 60,600 (US$ 9,355) and RMB666,950 (US$ 102,959), respectively.

In March 2012, Hainan Yingli entered into a seven-year US$135,000 loan agreement with China Development Bank at an interest of three-month LIBOR plus 590 basis points per annum. The Company withdrew US$135,000 (RMB 874,503) as of December 31, 2015 under this agreement. The loan is guaranteed by property, plant and equipment. Out of US$ 10,600 due in November 2015, US$100 was repaid. Based on the amendment entered into in November 2015, the loan repayment schedule of loan with remaining balance of US$ 81,900 had been modified. The original repayment schedule was US$10,500 due in November 2015, US$10,600 due in May 2016, US$10,600 due in November 2016, US$10,600 due in May 2017, US$10,600 due in November 2017, US$10,600 due in May 2018, US$10,600 due in November 2018 and US$7,800 due in July 2019. The amended repayment schedule was US$100 due in May 2016, US$5,000 due in November 2016, US$12,000 due in May 2017, US$12,000 due in November 2017, US$12,000 due in May 2018, US$12,000 due in November 2018 and US$28,800 due in July 2019. No other key terms had been changes in the amendment. As of December 31, 2015, the current and non-current portion of this long-term borrowing is US$ 5,100 (RMB 33, 037) and US$ 76,800(RMB 497,495), respectively.

In May 2012, Hengshui Yingli entered into an eight-year RMB 255,000 loan agreement with China Development Bank at an interest of 7.76% per annum and subject to adjustment annually. The loan is guaranteed by Yingli China. Out of RMB10,000 due in December 2015, RMB300 was repaid. Based on the amendment entered into in December 2015, the loan repayment schedule of loan with remaining balance of RMB218,700 had been modified. The original repayment schedule was RMB 9,700 due in December 2015, RMB15,000 due in June 2016, RMB15,000 due in December 2016, RMB20,000 due in June 2017, RMB20,000 due in December 2017, RMB25,000 due in June 2018, RMB25,000 due in December 2018, RMB30,000 due in June 2019, RMB30,000 due in December 2019 and RMB29,000 due in May 2020. The amended repayment schedule was RMB300 due in June 2016, RMB300 due in December 2016, RMB15,000 due in June 2017, RMB15,000 due in December 2017, RMB25,000 due in June 2018, RMB25,000 due in December 2018, RMB22,850 due in June 2019, RMB22,850 due in December 2019 and RMB92,400 due in June 2020. No other key terms had been changes in the amendment. As of December 31, 2015, the current and non-current portion of this long-term borrowing is RMB 600 (US$ 93) and RMB 218,100 (US$ 33,669), respectively.

In April 2013, Yingli China entered into a three-year US$55,000 (RMB 341,253) loan agreement with China Development Bank at an interest rate of 6-month LIBOR plus 520 basis points per annum.  As of December 31, 2015, the Company withdrew US$55,000 (RMB 356,279) under this agreement. As of December 31, 2015, the current and non-current portion of this long-term borrowing is US$ 55,000 (RMB 356,279) and nil, respectively.

In December 2013, Yingli China entered into a 14-month RMB200,000 loan agreement with Zhongyuan Trust Ltd. Company at an interest rate of 9.725%. This loan is guaranteed by related party’s property, plant and equipment. The bank loan was fully paid in 2014.

In December 2013, Hutubi Yingli Sunshine New Resources Co. Ltd. (“Yingli Hutubi”) entered into a five-year RMB 22,500 loan agreement with Xinjiang Tianshan Rural Commercial Bank at an interest rate of 5.33%. This loan is guaranteed by equivalent bank deposit. As of December 31, 2015, the Company withdrew RMB 22,500 (US$ 3,473) under this agreement. As of December 31, 2015, the current and non-current portion of this long-term borrowing is RMB 200 (US$ 31) and RMB 21,900 (US$ 3,381), respectively.

In December 2013, Yingli Hutubi entered into a six-year RMB 55,000 loan agreement with Xinjiang Tianshan Rural Commercial Bank at an interest rate of 6.61%. This loan is guaranteed by Yingli Group and secured by solar panels with market value of RMB 68,800 (US$ 10,621). As of December 31, 2015, the Company withdrew RMB 55,000 (US$ 8,491) under this agreement. As of December 31, 2015, the current and non-current portion of this long-term borrowing is RMB 4,000 (US$ 617) and RMB 19,000 (US$ 2,933), respectively.

In February 2015, Yingli China entered into a two-year RMB 100,000 loan agreement at an interest rate of 7.8% per annum with Rural Credit Cooperative of Baoding. The loan is guaranteed by property, plant and equipment. As of December 31, 2015, the company withdrew RMB 100,000 (US$15,437) under this agreement. As of December 31, 2015, the current and non-current portion of this long-term borrowing is RMB 49,000 (US$ 7,564) and RMB 50,000 (US$ 7,719), respectively.

In May 2015, Dafeng Xinghui Power Development Co., Ltd entered into a two-year RMB 20,000 loan agreement at an interest rate of 7.5% per annum with Jiangsu Dafeng Rural Commercial Bank. The loan is guaranteed by Yingli China and right of charging the electricity fee from produced by its own power plant and Yingli China. As of December 31, 2015, the company withdrew RMB 20,000 (US$ 3,087) under this agreement. As of December 31, 2015, the current and non-current portion of this long-term borrowing is RMB 2,150 (US$ 332) and RMB 16,800 (US$ 2,593), respectively.

All amendments mentioned above are not considered to be trouble debt restructuring because they don’t meet the condition of lenders offering concession to the Company.

Future principal payments under the above long-term borrowings as of December 31, 2015 are as follows

Year ended December 31,	RMB	US$
2016	2,606,625	402,393
2017	747,922	115,459
2018	771,325	119,072
2019	787,751	121,608
2020	96,900	14,959
Thereafter	2,000	309
Total	5,012,523	773,800

As of December 31, 2015, the Company has unused lines of credit of RMB 5,120 million (US$ 790 million) with remaining terms less than 12 months and RMB 1,264 million (US$ 195 million) with remaining terms beyond 12 months.

Certain loan agreements contain covenants in relation to cross-default provisions on other debts and financial covenants such as debt asset ratio, current ratio, quick ratio, debt service coverage ratio and interest coverage ratio. During the years ended December 31, 2013, 2014 and 2015, the Company failed to meet certain financial covenants or triggered cross-default provisions, for which the Company received waivers from respective banks with respect to the financial covenants or cross-default provisions; and related long-term debt were still recorded as long-term liabilities because of the waivers received.

(11)	Medium-term notes

On October 13, 2010, Tianwei Yingli registered its plan to issue up to RMB 2,400,000 RMB-denominated unsecured five-year medium-term notes (the “Registered Issue”) with the PRC National Association of Financial Market Institutional Investors (“NAFMII”). The Registered Issue allows Tianwei Yingli to issue RMB-denominated unsecured five-year medium-term notes in two tranches on the PRC inter-bank debenture market. The First Tranche Issue with RMB 1,000,000 was completed on October 13, 2010 and matured on October 13, 2015. Tianwei Yingli had an option to call the notes at the end of the third year from issuance. Upon exercise of the call option, the re-purchase amount equals to the par value of the notes plus any unpaid interest. The First Tranche bore a fixed annual interest rate of 4.3% per annum in the first three years, and increased to 5.7% per annum in the remaining two years as Tianwei Yingli chose not to call the notes on October 13, 2013.

The Company did not exercise the call option at the end of the third year from issuance and computed the effective interest rate of 4.82% evenly for the entire contract term of 5 years.

On October 13, 2015, total amount of principal and interests of the first tranche medium-term notes due was RMB 1,000.0 million (US$ 154.4million) and RMB 57.0 million (US$ 8.8 million), respectively. Yingli repaid RMB 700.0 million (US$ 108.1 million), with the remaining principal of RMB 357.0 million (US$ 55.1 million) unpaid. According to the meeting held among all holders of medium-term notes ( the “MTN holders”) on November 11, 2015, the Company had promised to repay the remaining balance. An additional penalty charge, which was calculated on the daily basis of 0.021% of total amount of principal and interests overdue, would be paid by the Company due to the Company’s failure to repay the medium-term notes on time. As of December 31, 2015, total interests payables and penalty charge accrued was RMB 4.5 million (US$ 0.7 million) and RMB 6.0 million (US$ 0.9 million), which was included in “Interest payable”. The repayment schedule is still in negotiation among the Company and all MTN holders.

On May 10, 2011, the second tranche of the medium-term notes with a principle amount of RMB 1,400,000, or the Second Tranche Issue, was issued. The Second Tranche Issue bears a fixed annual interest rate of 6.15%. Tianwei Yingli failed to repay this medium term notes when they became due on May 12, 2016. The repayment schedule is still in negotiation among the Company and all MTN holders.

In March 2012, Yingli China registered its plan to issue up to RMB 1,500,000 RMB-denominated unsecured three-year and five-year medium-term notes (the “Yingli China Registered Issue”) with the NAFMII. The Yingli China Registered Issue allows Yingli China to issue RMB-denominated unsecured three-year and five-year medium-term notes in two tranches on the PRC inter-bank debenture market. On May 3, 2012, the first tranche issue with RMB 1,200,000 at a fixed annual interest rate of 5.78% and the second tranche issue with RMB 300,000 at a fixed annual interest of 6.01% were issued with maturity on May 3, 2015 and May 3, 2017, respectively. The first tranche issue with RMB 1,200,000 was fully paid in 2015.

Issuance costs were deferred on the balance sheet and amortized over the life of the medium term note. As of December 2014 and 2015, the total balances were RMB 9,203 and RMB 1,595 (US$ 246) respectively.

(12)	Payables to non-controlling interests

In November 2012, a third party (“Party A”) contributed RMB 100,000 to Hainan Yingli to acquire 5.825% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 100,000 plus 5% annual interest in 5 years.

In December 2013, another third party (“Party B”) contributed RMB 100,000 to Hainan Yingli to acquire 5.50% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to purchase such equity interest from the investor in the amount of RMB 100,000 plus 6.15% annual interest in 2 years. As of December 31, 2015, the Company hasn’t paid the amount of RMB 100,000 overdue and the Company is still in negotiation with Party B about the extension of the repayment schedule.

In November 2015, Party B contributed a land use right with fair value of RMB 728,116 (US$ 112,402) to Hainan Yingli to acquire 21.84% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 728,116 (US$ 112,402) plus benchmark interest rate in 10 years, among which, RMB 23,000 would be paid within two months, RMB 82,000 would be paid within 3 year, and the remaining of 623,116 would be paid within 10 years,. Because of Yingli China’s contractual obligations to purchase the equity interests from these investors, the equity contributions made by the investors plus accrued interest have been recorded as liabilities. This land use right was subsequently disposed by Hainan Yingli in December 2015(refer to note 6). As in substance the whole arrangement is financing, proceeds received from the disposal were presented as financing activities.

Based on the above repurchase schedule, RMB 107,790 and RMB 135,339 (US$ 20,893) have been recorded in “other current liabilities”, RMB 110,458 and RMB 821,276 (US$ 126,783) have been recorded in “other non-current liabilities” in the consolidated balance sheet as of December 31, 2014 and 2015, respectively.

(13)	Issuance of ordinary shares

On April 25, 2014, the Company completed a public offering of 25 million American Depositary Shares (each, an “ADS”), each representing one ordinary share (US$ 0.01 par value per share) of the Company, at a price of US$ 3.5 per ADS. The offering resulted in net proceeds of RMB 517,272 (US$ 83,369), after deducting the placement fees and offering expenses of RMB 21,716 (US$3,500).

(14)	Treasury Stock

On September 30, 2011, the Company announced that a share repurchase program has been authorized by its board of directors. Under the terms of the approved program, Yingli Green Energy may repurchase up to US$100 million worth of its issued and outstanding American Depositary Shares (“ADSs”) from time to time over the next 12 months in the open market or in negotiated transactions, subject to market conditions and other factors, as well as relevant rules under the Securities Exchange Act of 1934, as amended. As of December 31, 2011, the Company had repurchased 5,567,021 outstanding ADSs (equivalent to 5,567,021 ordinary shares) from the open market for a total consideration of RMB 123.8 million under the share repurchase program. In 2012, additional 159,687 outstanding ADSs (equivalent to159,687 ordinary shares) were repurchased from open market for a total consideration of RMB 3.5 million under the share repurchase program. There was no share repurchase in 2013, 2014 and 2015. After ADS ration change as discussed in note (27) in December 2015, as of December 31, 2015, 572,671 outstanding ADSs (equivalent to 5,726,708 ordinary shares) were repurchased total.

(15)	Non-Controlling Interests

Non-controlling interests are summarized as follows:

	December 31,
	2014	2015
	RMB	RMB	US$

Non-controlling interests in Tianwei Yingli*	1,329,465	1,133,232	174,941
Non-controlling interests in Hainan Yingli	114,457	56,468	8,717
Non-controlling interests in Yingli Lixian	31,298	8,419	1,300
Non-controlling interests in Yingli Shenzhen	24,041	26,498	4,091
Non-controlling interests in Yingli Greece	11,557	(1,696)	(262)
Non-controlling interests in other subsidiaries	8,227	4,612	711
	1,519,045	1,227,533	189,498

Non-controlling interests excludes those classified as a liability as discussed in Note (12)

The movements of non-controlling interests during the years ended December 31, 2013, 2014 and 2015 are as follows:

	For the Years Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB
Balance at beginning of year	1,846,905	1,619,045	1,519,045
Add:
Capital contribution to subsidiaries by non-controlling interests	—	980	18
Net loss attributable to non-controlling interests	(110,473)	(101,526)	(298,310)
Share-based compensation	1,682	—	—
Currency translation adjustments of subsidiaries	(4,486)	546	10,121
Less:
Profit distribution by a subsidiary	(8,888)	—	—
Purchase of non-controlling interest	(105,695)	—	(3,341)
Balance at the end of year	1,619,045	1,519,045	1,227,533

*Prior to FY 2014, Baoding Tianwei Baobian Electric Co., Ltd. (“Tianwei Baobian”), a third party, held 25.99% equity interest in Tianwei Yingli. In May 2014, the Company, Baoding Tianwei Group Co., Ltd.(“ Tianwei Group”), and Tianwei Baobian entered into a new joint venture contract and Tianwei Baobian transferred 7% equity interest in Tianwei Yingli to Tianwei Group. Under a Sino-foreign equity joint venture company contract with Tianwei Baobian and Tianwei Group, it provides that Tianwei Baobian and/or Tianwei Group will have a right to swap the shares of the Company with the all but not part shares of the non-controlling interest in Tianwei Yingli. The terms of the swap will be discussed separately at the time of the swap. The Company does not account for such share swap until a separate agreement is signed that clearly states the terms and basis of the share swap between the non-controlling shareholders and the Company. Tianwei Baobian and/or Tianwei Group may exercise this subscription right after certain conditions are satisfied following the completion of the Company’s IPO. Tianwei Baobian and/or Tianwei Group’s subscription rights to subscribe for newly issued ordinary shares of the Company in exchange for all but not part of Tianwei Baobian and/or Tianwei Group’s equity interest in Tianwei Yingli did not have an effect on earnings per share as these rights are contingent upon Tianwei Baobian and/or Tianwei Group obtaining all necessary approvals from relevant PRC government authorities for acquiring our ordinary shares in the future. As of December 31, 2015, Tianwei Baobian and/or Tianwei Group haven’t exercised this subscription right.

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

(16)	Financial Obligations

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

In August 2013, the Company sold certain machinery and equipment with carrying amount of RMB 99,321 to a related party controlled by Yingli Group for cash consideration of RMB100,000 and simultaneously entered into an eight-year contract to lease back the assets from the related party. The remaining useful lives of leased machinery and equipment were approximately 8-10 years. Pursuant to the terms of the contract, the Company is required to pay to the related party quarterly lease payments over eight years and is entitled to obtain the ownership of these machinery and equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a profit of approximately RMB 679, which is being deferred and amortized in the consolidated statements of comprehensive loss over the remaining useful lives of the leased assets.

In June 2014, the Company sold certain machinery and equipment with carrying amount of RMB 109,193 to a related party controlled by Yingli Group for cash consideration of RMB 83,000 and simultaneously entered into a five-year contract to lease back the assets from the related party. The remaining useful lives of leased machinery and equipment were approximately 2-7 years. Pursuant to the terms of the contract, the Company is required to pay to the related party quarterly lease payments over five years and is entitled to obtain the ownership of these machinery and equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB 26,193, which is being deferred and amortized in the consolidated statements of comprehensive loss over the remaining useful lives of the leased assets. In 2015, due to lower-than-expected-utilization of the Company’s property, plant and equipment as discussed in note (5), impairment of RMB 11,657 was allocated against the equipment under this sales-leaseback transaction and all unamortized deferred expenses with total amount of RMB18,786 was recognized immediately in the consolidated statements of comprehensive loss.

In November 2012, Lixian Yingli leased certain machinery and equipment from a related party controlled by Yingli Group. Pursuant to the terms of the contract, the Company is required to pay to the related party quarterly lease payments over eight years and is entitled to obtain the ownership of these machinery and equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. As of December 31, 2015, the carrying amount of the machinery and equipment related to this capital lease contract is RMB 46,871, and the payable related to this contract is RMB 86,338.

In March 2015, Yingli Beijing sold a distributed PV generation project with carrying amount of RMB 19,804 (US$ 3,507) to a third party for cash consideration of RMB 29,096 (US$ 4,492) and simultaneously entered into a 6 years contract to lease back the assets from the third party by a subsidiary of Yingli Beijing. Pursuant to the terms of the contract, the Company is required to pay to the third party quarterly lease payments over 6 years and is entitled to obtain the ownership of the project at a nominal price upon the expiration of the lease. As Yingli Beijing will continue involvement in the operation of this PV projects, the transaction was a failed sales-leaseback, therefore, it is accounted for as a financing transaction.

Prior to the termination of construction contract with Yingli PV Group as discussed in note (2(b)) “Principles of Consolidation”, in April 2015, one of the Company’s VIE entities, Hanneng Guangping PV Power Development Co., Ltd. (“Hanneng Guangping”), entered into a 10-year lease agreement with an entity unrelated to the Company ( “the lessor”) that, Hanneng Guangping, as a leasee, would lease PV modules and PV equipment with RMB 220,891 (US$ 34,100) and RMB 117,590 (US$ 18,153), respectively. The PV modules of RMB 220,891 (US$ 34,100) were sold from Yingli China to the lessor before they were leased to Hanneng Guangping. The PV modules and PV equipment leased to Hanneng Guangping would be used in the construction of a project asset owned by Hanneng Guangping. As Hanneng Guangping would continue involvement in the construction and operation of this PV projects, the transaction was a failed sales-leaseback, therefore, it is accounted for as a financing transaction. The liability related to this financing lease was derecognized upon the termination of above mentioned construction contract with Yingli PV Group.

As of December 31, 2014 and 2015, the gross amount of the equipment and related depreciation and impairment charge recorded under capital and financing lease were as follows:

	Year ended December 31,
	2014	2015
	RMB	RMB	US$

Equipment	505,927	538,417	83,117
Less: accumulated depreciation	(89,076)	(159,612)	(24,640)
Impairment on equipment	—	(90,860)	(14,026)
Net Value	416,851	287,945	44,451

As of December 31, 2015, future minimum payments required under non-cancellable capital and financing lease are:

	RMB	US$
Year ended December 31,
2016	101,888	15,729
2017	67,412	10,407
2018	65,814	10,160
2019	54,496	8,413
2020	42,418	6,548
Thereafter	77,109	11,903
Total minimum lease payments	409,137	63,160
Less: Amount representing interest	78,153	12,065
Present value of net minimum lease payments	330,984	51,095
Current portion	74,893	11,561
Non-current portion	256,091	39,534

(17)	Net revenues

During the years ended December 31, 2013, 2014 and 2015, the Company generated net revenues as the followings.

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Net revenues
Sales of PV modules	12,510,809	12,179,474	8,464,779	1,306,737
Sales of PV systems	408,630	161,035	197,365	30,468
Sales of PV cells, wafers and raw materials	430,597	439,622	686,056	105,909
Processing fee of PV cells and PV modules	—	—	389,450	60,121
Other revenues	68,057	147,246	228,136	35,218
Total net revenues	13,418,093	12,927,377	9,965,786	1,538,453

For the year ended December 31 2015, the Company generated net revenues on sales of electricity, which has been classified in “Other revenues”.

Since all manufacturing plants are located domestically in China and the overseas entities are only functioned as sales offices, therefore, no assets by geography warrant for disclosure since the assets owned by overseas entities are immaterial.

(18)	Inventory Purchase Commitments

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

During the year ended December 31, 2013, the Company continued to negotiate and execute amendments for current purchases on a monthly or quarterly basis with Supplier B and Supplier C(refer to note (2)(c)) and obtained price concessions that allowed the Company to purchase polysilicon at renegotiated prices that were in line with the market price and significantly lower than the stated contract prices under the long-term fixed price supply contracts with these vendors. In addition, the Company continued to negotiate with these Supplier B and Supplier C for an overall amendment to each long-term fixed price supply contract with such vendors to eliminate fixed price arrangements. In October 2013, the Company entered into agreements with Supplier B to amend the contract and include a price adjustment mechanism that allows the Company and the vendor to renegotiate purchase price on a quarterly basis within a specified price range set forth in the amendments based on market price. The Company has not reached similar agreement with Supplier C, but continued to renegotiate prices on a quarterly or monthly basis to purchase at close to market prices. The Company failed however, to purchase from Supplier C the stated quantities for a total of six months in 2012 and 2013 under the long-term fixed price supply contracts as the Company’s management determined after taking into consideration all relevant factors that it would be in the Company’s best interest not to accept those deliveries when they were due. As a result, because the contract has been substantially executed, Supplier C claimed that the Company had forfeited certain advance payments made by the Company (see below for discussion of provision recorded in 2013 against these advances). Notwithstanding the Company’s failure to accept deliveries for six months and Supplier C’s claim as described above, the Company and Supplier C continued their monthly or quarterly negotiations and the Company has accepted deliveries from Supplier C after its failure to accept deliveries in those six months.

In connection with the preparation of the Company’s consolidated financial statements for the year ended December 31, 2013, management reassessed the loss contingency under the long-term fixed price polysilicon contracts taking into account the developments described above as well as considerations related to the more recent long-term fixed price polysilicon contracts with another supplier, Supplier A, the Company recognized an additional provision of RMB 393,048 on the firm purchase commitments under the long-term fixed price polysilicon contracts as of December 31, 2013.  The provision was determined by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory, using management’s best estimates of future purchase prices over the remaining terms of the contracts and applying such estimated purchase prices in the lower of cost or market evaluation.  In estimating the renegotiated purchase prices, the Company considered the pertinent terms of each of the long-term supply contracts, the history and progress of renegotiation with the relevant vendors and the actual price concessions granted, the polysilicon market development based on available industry research data and the likelihood of achieving different levels of renegotiated prices for future periods.  In addition to the estimated renegotiated purchase price, certain other key assumptions were used in measuring the loss accrual, which included but were not limited to (i) the estimated net realizable value of the PV modules manufactured from the polysilicon expected to be purchased under the long-term supply contracts; and (ii) the normal profit margin of the PV modules for purposes of estimating the replacement cost or market price under the lower of cost or market evaluation. The Company also considered the quantities that were required to be purchased and amounts due on take or pay arrangements, as well as the history and progress of renegotiation with the relevant vendors and the actual concessions granted in developing the amount of the estimated loss contingencies.

As of December 31, 2013 and December 31, 2014, the total accrual for loss on inventory purchase commitments remained RMB 1,331,877, respectively, of which RMB 87,134 has been recorded as a reduction of “Prepayment to suppliers” in relation to the failure to purchase the stated quantities for a total of six months in 2012 and 2013 under the long-term fixed price supply contracts with Supplier C as described above (see (b) below for discussion of Supplier C prepayments in 2014 and 2015). Based on the stated delivery schedules through the end of 2014, RMB 13,042(US$2,102) has been recorded in other current liabilities and accrued expenses, and the remaining balance of RMB1,231,701(US$198,514) has been recorded in “Reserve for inventory purchase commitments” as of December 31, 2014, respectively.

(a)	Development on the inventory firm purchase commitment with Supplier A for the years ended December 31, 2014 and 2015

As of December 31, 2013, the total liability recognised for loss on inventory purchase commitments of RMB1,244,743, after excluding the portion of RMB87,134 recorded as a reduction of “Prepayment to suppliers” related to Supplier C, was all related to the long-term fixed price polysilicon contracts with Supplier A(refer to note (2)(c)), based on the management’s assessment by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory.

In 2015, after management’s assessment by using same methodology mentioned above, no additional contingency losses for inventory firm purchase commitment with Supplier A was determined to be required in 2015. However, due to significant fluctuation in the foreign exchange rates between the RMB and US$ and given that the inventory purchase commitment to Supplier A is dominated in US dollar, which is different from the related entities’ functional currency, a foreign exchange re-measurement loss of RMB 77,705 (US$ 11,996) was recorded as additional provision and was recorded in “Provision for reserve for inventory purchase commitments”. No such provision was needed in 2014 since the foreign exchange rate was stable and the provision caused by the foreign exchange rate fluctuation was immaterial.

As of December 31, 2014 and December 2015, the total reserve for inventory purchase commitment of Supplier A was RMB 1,244,743 and RMB 1,322,448 (US$ 204,151), respectively. Based on the stated delivery schedules through the end of 2014 and 2015, RMB 13,042 and nil were in “Other current liabilities and accrued expenses”, respectively, and the remaining balance of RMB 1,231,701 and RMB 1,322,448 (US$ 204,151) were recorded in “Reserve for inventory purchase commitments” as of December 31, 2014 and 2015, respectively. The following table presents the movement of the liability for inventory purchase commitment:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$

Beginning balance	(851,694)	(1,244,743)	(1,244,743)	(192,155)
Additions	(393,048)	-	(77,705)	(11,996)
Ending balance	(1,244,743)	(1,244,743)	(1,322,448)	(204,151)

In entering into its inventory purchase contracts with Supplier A, the Company made prepayments as described in note 2(c). As of December 31, 2014 and 2015, total balance of prepayments made to Supplier A was RMB 224,029 (US$34,584). In 2014 and 2015, due to the anti-dumping duty and anti-subsidy investigation against Solar-Grade Polysilicon launched by the Ministry of Commerce of the People’s Republic of China, the Company did not make any purchases from the Supplier A under the above-mentioned long-term fixed price supply contract, which was entered into in 2011 and was effective from 2013 to 2020. The Company received invoices from Supplier A under its take-or-pay obligation for failing to take the shipments from 2013 to 2015 and is currently in discussion with the Supplier A to seek an acceptable solution to both parties in accordance with the long-term supply contract. According to the long-term supply contracts entered into between the Company and Supplier A, the minimum purchase amount approximates US$1.6 billion in total. The Company believes that, it is probable the Company will execute the agreements due to the “take or pay” obligation, which requires the Company to pay full amount to Supplier A according to the purchase and payment schedule listed in the agreements with Supplier A, regardless of whether the Company actually purchases raw materials from Supplier A. In addition, the Company also believes that based upon the status of the negotiations with Supplier A, as of December 31, 2014 and 2015, it is reasonably assured that i) these prepayments are not legally forfeited; ii) these prepayments could be utilized for deliveries once the Company starts purchasing from Supplier A. As a result, the Company believes that the total these prepayments could be utilized for deliveries once the Company starts purchasing from Supplier A, therefore there was no need to make a reserve against the prepayments to Supplier A in either 2014 or 2015.

(b)	Development on the inventory firm purchase commitment with Supplier C for the years ended December 31, 2014 and 2015

As described in note 2(c), the Company also has prepayments with respect to another supplier, Supplier C, for the purchase of polysilicon. In 2015, the Company failed to purchase from Supplier C the stated quantities under the long-term fixed price supply contracts as the Company’s management determined after taking into consideration all relevant factors that it would be in the Company’s best interest not to accept those deliveries when they were due (In 2014, the Company purchased the required amounts of polysilicon from Supplier C and utilized the portion of prepayments related to 2014). As a result, because the contract has been substantially executed, the vendor claimed that certain advance payments had been forfeited. Unlike the take or pay obligation for Supplier A described in Note 18(a), if the Company fails to take the full amount of the agreed annual quantity in any calendar year, the Company does not have to pay for the remaining annual commitment, but rather only forfeits the unutilized portion of the prepayment related to that year. Further, the Company does not have the right to utilize this prepayment for deliveries in the following years. For years ended December 31, 2013, 2014 and 2015, impairment provided against the forfeited advance payments was RMB 87,134, nil and RMB 71,266 (US$ 11,002), respectively.

For year ended December 31, 2015, the Company made an assessment and estimated that for the Company’s best interest, the Company would continue not to purchase from Supplier C the stated quantities in the remaining execution period of these long-term fixed price supply contracts. As a result, an additional impairment of RMB 450,784 (US$69,589) was provided based on the estimated shortage between the contractual procurement volume and the estimated procurement volume in the remaining execution period.

The following table presents the movement of the reserve against inventory purchase prepayments for Supplier C:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$

Beginning balance	-	(87,134)	(87,134)	(13,451)
Additions	(87,134)	-	(522,050)	(80,591)
Ending balance	(87,134)	(87,134)	(609,184)	(94,042)

As of December 31, 2014 and 2015, total impairment provided against prepayments to Supplier C in relation to inventory purchase commitments was RMB 87,134 (US$ 13,451) and RMB 609,184 (US$ 94,042), respectively. As of December 31, 2015, total remaining unreserved prepayments to Supplier C was RMB277,392, which represents the management’s best estimation on the recoverability of the prepayments.

(19)	Arrangements with third party vendors to operate certain production facilities

In late 2015, the Company contracted with several vendors to allow them to operate certain of the Company’s polysilicon ingot and wafer production facilities with a term of one year. These vendors pay the Company a monthly fee to operate these production facilities, reimburse the Company the salaries of the Company’s staff members employed at such facilities and utilities incurred for the operation of the facilities, and cover all other manner of operating, ancillary, and raw material expenses of such production. As part of the arrangement, the Company agrees to purchase all of the wafers so produced by the vendors. For the year ended December 31, 2015, total amounts received for the use of the production facilities and the reimbursements of the salaries of the Company’s staff members employed at such facilities and utilities incurred for the operation of the facilities were RMB 180million (US$ 28million). Considering RMB180 million (US$ 28million) was in fact a reimbursement of the depreciation, salaries and utilities cost, it was recorded in cost of revenue as a reduction of actual costs incurred.

(20)	Income Taxes

Cayman Islands and British Virgin Islands

Under the current laws of the Cayman Islands and British Virgin Islands, the Company is not subject to tax on income or capital gains.  In addition, upon any payment of dividend by Yingli International, no British Virgin Islands withholding tax is imposed.

PRC

The Company’s PRC subsidiaries file separate income tax returns.  The Company’s PRC subsidiaries are subject to PRC income tax at the statutory rate of 25% under the new Enterprise Income Tax Law (the “new EIT law”), except for the followings.

•	In 2008, Tianwei Yingli was recognized by the Chinese government as a “High and New Technology Enterprise” (“HNTE”) under the new EIT law and its relevant regulations.

In 2011, Tianwei Yingli renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% for 2012 and 2013. In 2014, Tianwei Yingli renewed its HNTE qualification again, which extended its entitlement to the preferential income tax rate of 15% to 2016.

•	Yingli China was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations, which entitled it to the preferential income tax rate of 15% from 2011 to 2013. In 2014, Yingli China renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% from 2014 to 2016.

•	In 2011, Hainan Yingli was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations. Being a HNTE located in the Hainan Special Economic Zone, Hainan Yingli is entitled to a 2+3 tax holiday starting from the year in which it first generates operating income. Hainan Yingli elected and was approved to commence its 2+3 tax holiday in 2011. Therefore, Hainan Yingli is entitled to income tax exemption for 2011 and 2012 and subject to the reduced income tax rate of 12.5% from 2013 to 2015.

•	In 2013, Yingli Tianjin, Yingli Lixian and Yingli Hengshui were recognized by the Chinese government as HNTE under the new EIT law and its relevant regulations, which entitled them to the preferential income tax rate of 15% from 2013 to 2015.

Subject to reapplication or renewal, Tianwei Yingli, Yingli China, Hainan Yingli, Yingli Tianjin, Yingli Lixian and Yingli Hengshui’s HNTE status will enable them to continue to enjoy the preferential income tax rate.  Management believes that these subsidiaries meet all the criteria for the reapplication of HNTE status.

Other countries

The followings are the major tax jurisdictions where the Company’s non-PRC subsidiaries are subject to income taxes:

•	Yingli Green Energy Europe GmbH (“Yingli Europe”) and Yingli Green Energy South East Europe GmbH (formerly known as Yingli Green Energy Greece Sales GmbH) (“Yingli South East Europe”), are located in Germany and subject to a corporation income tax rate of 15% plus a solidarity surcharge of 5.5% on corporation income taxes. In addition, Yingli Europe and Yingli South East Europe are subject to a trade income tax rate of 17.15% and 12.775%, respectively. The aggregate statutory income tax rate in Yingli Europe and Yingli South East Europe are 32.975% and 28.6%, respectively.

•	Yingli Green Energy Americas, INC (“Yingli U.S.”), is located in New York city of the United States of America and is subject to a federal corporation tax rate of 34% and a state corporation tax rate of 6.6%, resulting in an aggregate income tax rate of 38.4%.

The components of profit/(loss) before income taxes for the years ended December 31, 2013, 2014 and 2015 are as follows:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$

Cayman Islands	(220,079)	(319,552)	(121,803)	(18,803)
PRC	(1,868,948)	(884,440)	(4,974,084)	(767,866)
U.S.	56,678	28,700	22,543	3,480
Other foreign countries	8,476	(136,320)	(94,301)	(14,558)
Total loss before income taxes	(2,023,873)	(1,311,612)	(5,167,645)	(797,747)

Income tax expense/(benefit) in the consolidated statements of comprehensive loss consists of the following:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$

Current tax expense:
PRC	49,655	67,776	11,764	1,816
U.S.	77	22,536	9,367	1,446
Other foreign countries	11,909	387	14,155	2,185
Total current income tax expense	61,641	90,699	35,286	5,447
Deferred income tax expense/(benefit):
PRC	(19,679)	(7,500)	695,702	107,398
U.S.	—	(2,922)	203	31
Other foreign countries	(10,937)	9,446	—	—
Sub-total	(30,616)	(976)	695,905	107,429
Total income tax expense/(benefit)	31,025	89,723	731,191	112,876

Reconciliation between the provisions for income tax computed applying the statutory CIT and the Group’s effective tax rate:

	2013	2014	2015
	RMB	RMB	RMB

Computed expected tax expense/(benefit)	(25)%	(25)%	(25)%
PRC tax rate differential, preferential rate	6.85%	4.48%	10.07%
Tax rate differential for non-PRC entities	2.84%	7.19%	2.18%
Tax rate change	0.64%	0.00%	0.00%
Tax holiday	(0.79)%	(0.08)%	0.50%
Research and development tax credit	(1.04)%	(2.03)%	(0.39)%
Non-deductible expenses:
Staff welfare in excess of allowable limits	0.08%	0.17%	0.29%
Share based compensation	0.20%	0.67%	0.06%
Entertainment expenses	0.10%	0.10%	0.02%
Change in valuation allowance	17.44%	15.88%	25.50%
Dividend withholding tax	0.10%	(0.04)%	(0.00)%
Others*	0.12%	5.50%	0.92%
Actual income tax expense/(benefit)	1.54%	6.84%	14.15%

*For the year ended December 31, 2014, the Company recorded an out of period adjustment to increase income tax expense that is immaterial to the current and prior years in the amount of RMB 34,352.

The following table sets forth the effect of preferential tax on China operations, including PRC tax holiday for the year ended December 31, 2013 and PRC tax rate differential, preferential rate and Tax holiday for the year ended December 31 2014 and 2015, respectively:

		Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$

Tax holiday effect ((increase)/decrease)	(15,030)	(12,483)	-	-
Basic net loss per share effect ((increase)/decrease)	(0.10)	(0.07)	-	-
Diluted net loss per share effect ((increase)/decrease)	(0.10)	(0.07)	-	-

The income tax recoverable was RMB 49,384 and RMB 8,270 (US$ 1,277) as of December 31, 2014 and 2015, which were prepaid expenses and other current assets in the Consolidated Balance Sheets, respectively.

The principal components of the deferred income tax assets and deferred income tax liabilities are as follows:

	Year ended December 31,
	2014	2015
	RMB	RMB	US$
Gross deferred income tax assets:

Accounts receivable and prepayments to suppliers	61,282	196,843	30,387
Inventories	6,491	10,488	1,619
Employee benefits	18,950	21,071	3,253
Accrued warranty	111,805	118,532	18,298
Property, plant and equipment and fixed asset related subsidies	666,472	1,178,084	181,865
Net operating loss carryforwards	950,613	948,715	146,456
Investment loss	6,946	9,234	1,425
Provision for inventory purchase commitment	199,782	211,437	32,640
Total gross deferred income tax assets	2,022,341	2,694,404	415,943
Valuation allowance	(1,311,342)	(2,691,684)	(415,523)
Net deferred income tax assets	710,999	2,720	420
Gross deferred income tax liabilities:
Property, plant and equipment	(32,250)	—	—
Intangible assets	(8,804)	(8,804)	(1,359)
Withholding income tax	(4,301)	(4,093)	(632)
Total gross deferred income tax liabilities	(45,355)	(12,897)	(1,991)

Net deferred income tax assets/(liabilities)	665,644	(10,177)	(1,571)

	Year ended December 31,
	2014	2015
	RMB	RMB	US$

Current deferred income tax assets	465,961	—	—
Non-current deferred income tax assets	212,788	2,720	420
Current deferred income tax liabilities	(4,301)	(4,093)	(632)
Non-current deferred income tax liabilities, included in other liabilities	(8,804)	(8,804)	(1,359)
Net deferred income tax assets/(liabilities)	665,644	(10,177)	(1,571)

Tax loss carryforwards of the Company’s PRC subsidiaries amounted to RMB 5,190,539 (US$ 801,281) as of December 31, 2015, of which RMB 550,004, RMB 1,547,167, RMB 1,206,489, RMB 637,990 and RMB 1,248,889 will expire if unused by December 31, 2016, 2017, 2018, 2019 and 2020, respectively.

The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$

Balance at the beginning of the year	822,010	1,174,988	1,311,342	202,436
Additions of valuation allowance	474,397	159,355	1,409,078	217,523
Reduction of valuation allowance	(121,419)	(23,001)	(28,736)	(4,436)
Balance at the end of the year	1,174,988	1,311,342	2,691,684	415,523

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

As of December 31, 2014, the Company recognized net deferred income tax assets of RMB665,644, primarily relate to the tax benefits of (i) RMB199,782 in provision for inventory purchase commitment, which expire in varying amounts upon the settlement of the contingency on the long term purchase commitment provision with the major polysilicon suppliers; (ii) RMB428,790 in impairment of property, plant and equipment and gross tax loss carry forwards, which expire in various amounts between 2015 and 2019. For the year ended December 31, 2015, with the successful disposal of land use right of Fine Silicon as discussed in note (6), deferred tax assets of RMB291,829 were realized. For the remaining portion of deferred tax assets in relation to impairment of property, plant and equipment and gross tax loss carry forwards and deferred tax assets in relation to long term purchase commitment provision with the major polysilicon suppliers, a full allowance was provided due to that the Company believes it is more likely than not that the Company will be unable to generate sufficient income in the foreseeable future to utilize the remaining portion of deferred income tax assets.

As of December 31, 2015, the Company recognized net deferred income tax assets of RMB2,720 (US$ 420), primarily relate to the tax benefits of depreciation of property, plant and equipment .. The realization of these tax benefits is dependent on the generation of sufficient taxable income. Management believes it is more likely than not that the Company will realize the benefits of deferred income tax assets, net of the existing valuation allowances as of December 31, 2015. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The new EIT law and its relevant regulations impose a withholding income tax at 10%, unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008 and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. As of December 31, 2015, the Company has not recognized a deferred income tax liability of RMB28,323 (US$ 4,372) for the undistributed earnings of RMB 283,228 (US$ 43,723) generated by the PRC subsidiaries as of December 31, 2015 as the Company plans to indefinitely reinvest these earnings in the PRC.

The German tax law and its relevant regulations impose a withholding income tax at 26.375% for dividends distributed by a Germany-resident enterprise to its immediate holding company outside Germany. As of December 31, 2015, deferred income tax liabilities of RMB4,093(US$632) was recognized for the undistributed earnings generated by a German subsidiary.

For each of the years ended December 31, 2013, 2014 and 2015, the Company did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100 (US$ 17). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The tax returns of the Company’s PRC subsidiaries for the tax years 2011 to 2015 are open to examination by the relevant tax authorities.

(21)	Share-Based Compensation

On December 28, 2006, the Company adopted the 2006 Stock Incentive Plan (the “Plan”). The Plan provides for both the granting of stock options and other stock-based awards such as restricted shares to key employees, directors and consultants of the Company. The Plan was subsequently amended by the Company’s board of directors and shareholders to increase the number of ordinary shares that the Company is authorized to issue. The amendment did not change any other provisions of 2006 Stock Incentive Plan. As of December 31, 2015, the Company was authorized to issue 12,745,438 shares under the 2006 Stock Incentive Plan. Among these shares, up to 2,715,243 shares may be issued for the purposes of granting awards of unvested shares and up to 10,030,195 shares may be issued for the purpose of granting stock option.

Stock options

A summary of stock options activity for the years ended December 31, 2013, 2014 and 2015 is as follows:

	Number of Stock options	Weighted Average exercise price		Weighted Average remaining contractual term	Aggregate intrinsic Value

Outstanding as of December 31, 2012	5,349,942	US$	4.55
Granted	—		—
Exercised	(178,750)	US$	(3.65)		US$	638
Forfeited or cancelled	(1,625)	US$	(8.31)
Outstanding as of December 31, 2013	5,169,567	US$	4.58
Granted	1,792,820	US$	4.17
Exercised	—		—	—		—
Forfeited or cancelled	(51,575)	US$	(3.80)
Outstanding as of December 31, 2014	6,910,812	US$	4.48
Granted	86,000	US$	0.84
Exercised	—	US$	—
Forfeited or cancelled	(453,818)	US$	(7.43)
Outstanding as of December 31, 2015	6,542,994	US$	4.23	4.49 years		—
Vested and expected to vest as of December 31, 2015	6,542,994	US$	4.23	4.49 years		—
Exercisable as of December 31, 2015	6,483,744	US$	4.04	4.44 years		—

The weighted average option fair value of US$0.57 per share or an aggregate of US$49 on the date of grant during the year ended December 31, 2015.The weighted average option fair value of US$2.93 per share or an aggregate of US$5,255 on the date of grant during the year ended December 31, 2015 was determined based on the Black-Scholes option pricing model, using the following weighted average assumptions.

Year ended December 31, 2015

Expected volatility	76.23%-78.53%
Expected dividends yield	0%
Expected term	6.25 years
Risk-free interest rate (per annum)	1.38%-1.40%
Estimated fair value of underlying ordinary shares (per share)	US$0.34-0.78

The Company’s calculation of expected volatility was based on the historical volatility of the Company’s stock price.

The Company accounts for stock options in accordance with ASC Topic 718, by recognizing compensation cost based on the grant-date fair value over the period during which an employee is required to provide service in exchange for the award.  No income tax benefit was recognized in the consolidated statements of comprehensive loss for these share options as such compensation expenses are not deductible for PRC tax purposes. The amount of compensation cost recognized for stock options for the years ended December 31, 2013, 2014 and 2015 is as follows:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$

Cost of revenues	3,314	4,748	1,525	235
Selling expenses	2,582	7,558	2,721	420
General and administrative expenses	6,949	18,603	6,409	990
Research and development expenses	3,040	4,023	1,295	200
Total compensation cost recognized for stock options	15,885	34,932	11,950	1,845

As of December 31, 2015, US$ 65 (RMB 418) of unrecognized compensation expense related to stock options is expected to be recognized over a weighted average period of approximately 1.61 years.

(22)	Loss per share

Basic and diluted loss per share

For the years ended December 31, 2013, 2014 and 2015, and basic and diluted loss per ADS assuming the change of ADS ration as discussed in note (27) occurred at January 1, 2013, as follows:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Numerator:
Net loss attributable to Yingli Green Energy	(1,944,425)	(1,299,809)	(5,600,526)	(864,572)
Denominator:
Weighted average ordinary shares outstanding	156,619,791	173,613,085	181,763,770	181,763,770
Basic and diluted loss per share	(12.41)	(7.49)	(30.81)	(4.76)

Weighted average ADS outstanding	15,661,979	17,361,309	18,176,377	18,176,377
Basic and diluted loss per ADS	(124.15)	(74.87)	(308.12)	(47.57)

The following table summarizes potential common shares outstanding excluded from the calculation of diluted loss per share for the years ended December 31, 2013, 2014 and 2015, because their effect is anti-dilutive:

	Year ended December 31,
	2013	2014	2015

Shares issuable pursuant to convertible senior notes	—	—	—
Shares issuable pursuant to senior secured convertible notes	—	—	—
Shares issuable under stock options and restricted shares	5,169,567	6,910,812	6,542,994

(23)	Related-Party Transactions

For the years presented, in addition to the transactions described in note (9), note (10) and note (15), the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$

Sales of products to related parties (note (a))	896,881	435,046	756,431	116,773
Purchase of raw materials and services from related parties (note (b))	1,187,857	833,813	656,091	101,283

	Year ended December 31,
	2014	2015
	RMB	RMB	US$

Accounts receivable from related parties (note (a))	264,995	447,093	69,019
Prepayments to related party suppliers (note (b))	33,746	230,376	35,564
Other amounts due from related parties (note (c))	335,371	433,277	66,887
Total due from related parties - current	634,112	1,110,746	171,470

Long-term portion of amounts due from related party (note (d))	32,000	32,318	4,989

Prepayments for construction of property, plant and equipment to related party suppliers (note (e))	144,467	433	67
Total other due from related parties	144,467	433	67

Amounts due to related parties (note (b))	(974,501)	(536,409)	(82,807)
Total due to related parties - current	(974,501)	(536,409)	(82,807)
Long-term portion of amounts due to related party (note (j))	(280,640)	(242,267)	(37,400)

Notes:

(a)	The Company sold PV modules of RMB 9,961, RMB 14,793and RMB 5,365(US$828) to its affiliate, Tibetan Yingli, for the years ended December 31, 2013, 2014 and 2015. The Company sold products of RMB 601,652, RMB 268,177and RMB 683,319 (US$105,486) to the subsidiaries of Yingli Group for the years ended December 31, 2013, 2014 and 2015, respectively. These subsidiaries of Yingli Group are controlled by Mr. Liansheng Miao, the Company’s chairman and CEO. The Company sold PV modules of RMB97,772, RMB 5,756 and RMB551(US$85) to an entity whose equity shareholder is a non-controlling interest holder of the Company’s foreign subsidiary for the years ended December 31, 2013, 2014 and 2015, respectively. However, it was no longer the company’s related party since September, 2015. The Company sold PV modules of RMB 187,496, RMB 81,023 and nil to an affiliate which the Company holds 26.53% of its equity interest for the years ended December 31, 2013, 2014 and 2015. The amount of transaction mentioned above included value-added tax.

(b)	The Company purchased raw materials of RMB 978,826, RMB 587,538 and RMB 401,690 (US$ 62,010) from the subsidiaries and an affiliate of Yingli Group for the years ended December 31, 2013, 2014and 2015, respectively. The company purchased services of RMB 191,371, RMB 230,950 and RMB 239,060(US$36,905) from the subsidiaries of Yingli Group and the Company’s affiliate for the years ended December 31, 2013, 2014 and 2015, respectively. The Company imported the polysilicon of RMB12, nil and nil from an entity whose equity shareholder is a non-controlling interest holder of the Company’s foreign subsidiary for the years ended December 31, 2013, 2014 and 2015, respectively. The Company purchased raw materials of RMB17,648, RMB 15,325 and RMB32,752(US$5,056) from the entities whose equity shareholder is a non-controlling interest holder of the Company’s subsidiary for the years ended December 31, 2013 ,2014 and 2015. However, it was no longer the company’s related party since September, 2015.The amount of transaction mentioned above included value-added tax.

(c)	Other amounts due from related parties mainly represent the entrusted loan and advances to Yingli Group and its subsidiaries. In 2011, Tianwei Yingli made a one-year entrusted loan of RMB 100,000 at an interest rate of 7.22% per annum to a subsidiary of Yingli Group. The entrusted loan was extended for another one year before due in 2012, and was collected in full by Tianwei Yingli in December 2013. Hainan Yingli made one-year entrusted loans of RMB 50,000 ,RMB 25,000 and RMB40,000 in 2012 ,2013and 2014, to a subsidiary of Yingli Group at an interest rate of 5.4%, 6.0% and 6.0% per annum, respectively, and collected RMB 65,000 and RMB 10,000 and nil in 2013,2014 and 2015 for the above mentioned loans, respectively. In 2015, Yingli Group disposed the 100% equity interest in the aforementioned subsidiary to a third party and the balance of RMB 40,000 was reclassified to other receivables. In 2014, Hainan Yingli made another one-year entrusted loan of RMB18,000 at an interest rate of 6% per annum to a subsidiary of Yingli Group, which was collected in full by Hainan Yingli in December 2015. In 2015, Yingli Tianjin mad a one-year entrusted loan of RMB2,000 at an interest rate of 5.35% per annum to Tianjin Yingli PV Power Plant technology development Co., Ltd., a subsidiary of Yingli Group. In 2015, Yingli Tianjin made several one-year entrusted loans of RMB49,800 at an interest rate of 5.6% per annum to Yingli (Tianjin) International Trading Ltd. (“TJ International Trading”), a subsidiary of Yingli Group. The Company sold nil, nil and RMB137,731(US$21,262) of machinery to Yingli Group and had balance of other receivable of nil, nil and 30,739(US$4,745) due form Yingli Group for the year ended December 31, 2013, 2014, and 2015, respectively.

(d)	In 2012, Yingli Lixian entered into a financial lease with a subsidiary of Yingli Group, and paid RMB 4,490 and RMB 7,510 deposits during the years ended December 31, 2012 and 2013, respectively, for guarantee of the transaction. In 2012, Fine Silicon entered into a financial lease with a subsidiary of Yingli Group, and paid RMB 10,000 deposits for guarantee of the transaction. In August 2013, Yingli China entered into a sales-lease back transaction with a subsidiary of Yingli Group and paid RMB 10,000 deposits for guarantee of the lease. These deposits will be returned when the transactions were completed, and are recorded in due from related parties as of December 31, 2012, and are reclassified to long-term portion of amounts due from a related party as of December 31, 2013.

(e)	The balance as of December 31, 2014 and 2015 mainly represents the prepayments to subsidiaries of Yingli Group for the construction of plants, which is included in property, plant and equipment in the Consolidated Balance Sheets.

(f)	The Company entered into entrusted construction contract with Yingli PV Group. Under the general term of the contract, Yingli PV Group built 23 project assets of 222.4MW in total for the Company with total amount of RMB 825,748 in 2014. In September 2015, the Company entered into an agreement with Yingli PV Group to terminate the above-mentioned construction contract and deconsolidated all the project assets under the VIE structure. The loss of RMB 6,852, which was the difference between the consideration of RMB 554,452 (US$85,593) and the net book value of the VIEs of RMB561,304 (US$ 86,650), (comprised of total assets of RMB 1,886,045 net of related liabilities of RMB 1,324,741), of was recognized in the Consolidated Statements of Comprehensive Loss upon the disposal of VIE in 2015. Upon disposal, accounts receivables from these VIEs due to sales of PV modules were reclassified from accounts receivables from subsidiaries, which was eliminated when preparing the consolidation, to accounts receivables from related parties; meanwhile, RMB 554,452 (US$85,593) of receivables in relation to consideration of disposal of VIE from related parties were net-off by payables to the related parties for the initial capital injection into the VIEs when VIE were incorporated.

(g)	In 2014, the Company disposed all its interest in its subsidiary Yingli (Tianjin) International Trading Ltd. (“TJ International Trading”) to Tianjin Yingli Bubalus Logistics Co., Ltd., which is a subsidiary of Yingli Group. The total consideration was of RMB 134,167 and gains of RMB 22,271 was recorded in other gain. As of December 31, 2015, the related proceeds for the disposal have not been collected.

In December 2014, Yingli Shuntong (Beijing).International Freight Agency Co., Ltd. was sold to Tianjin Yingli Bubalus Logistics Co., Ltd., which is a subsidiary of Yingli Group for the consideration of RMB 12,439 (US$ 2,005), and gains of RMB 1,672 (US$ 269) was recorded in other income.

(h)	The Company pledged its assets of total amount of RMB147,600 (US$22,785) to back up the RMB781,830 (US$120,694) bank borrowing of Yingli Group as of December 31, 2015.

(i)	The Company received guarantee from the Yingli Group of total amount of RMB 1,444,030 and RMB 2,386,307 (US$ 368,382) as of December 31, 2014 and 2015, respectively.

(j)	The Company entered into several financing lease agreement with related party controlled by Yingli Group. The total outstanding payable over one year was RMB 280,640 and RMB 242,267 (US$37,400), as of December 31, 2014 and 2015, respectively.

(24)	Commitments and Contingencies

(a)	Commitments

As of December 31, 2015, commitments outstanding for the purchase of property, plant and equipment approximated RMB 1,256,106 (US$202,448).

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

A portion of the Company’s multi-year supply agreements are structured as “take or pay” arrangements which allow the supplier to invoice the Company for the full purchase price of polysilicon the Company is obliged to purchase each year at predetermined prices, whether or not the Company actually ordered the required volume, purchase obligations under “take or pay” arrangements are as follows:

Year ended December 31,	RMB	US$
2016	218,185	33,682
2017	1,456,829	224,896
2018	1,595,406	246,288
2019	1,945,774	300,376
2020	1,945,774	300,376
Thereafter	8,983,114	1,386,753
Total	16,145,082	2,492,371

The purchase prices under the multi-year supply agreements are subject to adjustments, taking into consideration the spot market price, the cost to produce the polysilicon, among other things. The Company purchased polysilicon from Supplier B in the amount of RMB 415,075, RMB 561,487 and RMB 461,515(US$71,246) under the “take or pay” arrangements during 2013, 2014 and 2015, respectively.

Besides the “take or pay” arrangements, future minimum obligations under other polysilicon supply agreements with Supplier C amounted to RMB 4,261,237 (US$ 657,822) as of December 31, 2015. The Company purchased polysilicon in the amount of RMB 732,626, RMB 701,784 and RMB 248,496 (US$ 38,361) under the multi-year supply agreements during 2013, 2014 and 2015, respectively. Provision of RMB522,050 was provided against prepayments to Supplier C for year ended December 31, 2015, please refer to note (18).

In terms of the supply agreement with Supplier A, it is impractical for the Company to execute the agreement because of the events such as anti-dumping and anti-subsidy investigations into solar-grade polysilicon imported from the U.S. and South Korea launched by the Ministry of Commerce of the PRC in July 2012 that have occurred are beyond the management’s control. Therefore, based on assessment of management, no material losses or costs should be incurred for not executing the agreement. Reserve for inventory purchase commitments was provided against Supplier A for year ended December 31, 2015, please refer to note (18).

(b)	Contingencies

From July 2009 through March 2013, the Company signed several agreements and amendments with a supplier to provide recovery service of exhausted slurry for the Company. According to the series of agreements and amendments with the supplier, the Company guaranteed a minimum annual supply volume of exhausted slurry. Starting from late 2011, due to certain quality control issues related to the supplier and substantial changes in the slurry processing market, we and this supplier had disputes over the performance of the supply contracts and payments of accounts receivable. In May 2013, the supplier informed the Company that it would like to cease the recovery service and claimed compensation. In July 2014, the Company filed litigation against this supplier for breach of contract and claimed damages against this supplier. In September 2015, the supplier also filed litigation against the Company for the default in performance of contract and claimed compensation. The court consolidated these two disputes in January 2016, in accordance with the Company’s request. While it is premature at this stage to evaluate the final outcome, the Company believes that the supplier’s claims lack merits. In accordance with ASC Topic 450, no accrual of loss contingency was accrued as of December 31, 2015 since it is not probable that a liability has been incurred and the amount of loss cannot be reasonably estimated.

In October 2013, the Company received notice of an antitrust filed by Energy Conversion Devices Liquidation Trust (“ECD”), through its liquidating trustee, against the Company and two other China-based photovoltaic panel manufacturers. in the U.S. District Court of the Eastern District of Michigan. ECD alleges a wide-ranging conspiracy among the Company and other two Chinese photovoltaic panel manufacturers, their suppliers, banks and the Chinese government to destroy ECD and the U.S. solar industry by flooding the market with cheap photovoltaic panels. On October 31, 2014, the Court granted our joint motion to dismiss the case. In November 2014, the plaintiff filed a motion for reconsideration and a second motion to amend or alter the judgement and for leave to file an amended complaint, both of which were denied by the Court in September 2015. ECD has appealed to the U.S. Court of Appeals for the Sixth Circuit, and that appeal remains pending. While it is premature at this stage of the litigations to evaluate the likelihood of favorable or unfavorable outcomes, we believe that ECD’s claims lack merits. We intend to defend vigorously against those allegations. In accordance with ASC Topic 450, no accrual of loss contingency was accrued as of December 31, 2015 since it is not probable that a liability has been incurred and the amount of loss cannot be reasonably estimated.

In May and June 2015, two individual plaintiffs respectively filed purported class action securities fraud lawsuits against us, our chairperson and chief executive officer, Mr. Liansheng Mao, and the Company’s director and chief executive officer, Mr. Yiyu Wang, in the U.S. District Court for the Central District of California, both alleging, among other things, that the Company made false and misleading statements and failed to disclose certain material financial information. In October 2015, the cases were consolidated and the court appointed lead plaintiffs and lead counsel. In November 2015, lead plaintiffs filed a consolidated amended complaint. The amended complaint contends that we and certain of our officers and directors made false or misleading statements between December 2, 2010 and May 15, 2015 regarding (i) the Chinese government’s Golden Sun program, which provided subsidies for solar projects in China; and (ii) the Company’s accounts receivable attributable to Chinese customers. The sole claim against the Company is for violation of Section 10(b) of the Securities Exchange Act of 1934. In December 2015, the Company filed a motion to dismiss the consolidated suit. Plaintiffs filed an opposition to the motion on January 15, 2016, and we filed a reply on January 29, 2016. The court heard oral argument on the motion on May 2. On May 10, 2016, the Court issued a written decision granting Yingli’s motion to dismiss with leave to amend. Plaintiffs have until June 24, 2016 to file an amended complaint. In accordance with ASC Topic 450, no accrual of loss contingency was accrued as of December 31, 2015 since it is not probable that a liability has been incurred and the amount of loss cannot be reasonably estimated.

In October 2012, the Company received notice of an antitrust and unfair competition lawsuit filed by Solyndra, LLC (“Solyndra”, a U.S.-based solar company) against the Company and two other China-based photovoltaic panel manufacturers in the U.S. District Court of the Northern District of California. The Company filed its joint motion to dismiss all of Solyndra’s claims with the co-defendants in March 2013. On April 9, 2014, the Company received an order denying defendants’ joint motion to dismiss Solyndra’s claims. In February 2016, the Company entered into an agreement to settle these claims (“the Settlement Agreement”). According to the Settlement Agreement, i) the Company together with Yingli Green Energy Americas, Inc. (“Yingli Americas”, one subsidiaries of the Company), shall pay US$7.5 million to settle Solyndra’s claims; ii) the Company shall be obligated to pay to Solyndra additional cash of US$10 million, if the annual total sales of PV modules from the Company and its subsidiaries to the United States and Canada equals or exceeds 800 megawatts in any single calendar year from 2016 to 2018. The aforementioned lawsuit against the Company will be dismissed with prejudice, and under the Settlement Agreement, Solyndra has released the Company and all of its affiliates from any further claims based on the same or any related facts or allegations. This settlement is subject to approval by the bankruptcy court handling Solyndra’s bankruptcy case. Therefore, provision of settlement fee of US$ 7.5 million (RMB 48.7 million) has been provided as of December 31, 2015 and was recorded in “Payables due to settlement of claims” and “General and administrative expenses” to the “Consolidated Statements of Comprehensive Loss”, no provision was made against the additional of US$10 million (RMB 64.8 million) since it is not probable that a liability has been incurred.

(25)	Intangible Assets

As of December 31, 2014 and 2015, the Company’s intangible assets consisted of the followings:

	December 31, 2014
	Weighted average amortization period	Gross carrying amount	Accumulated amortization	Impairment	Intangibles, net
	Years	RMB	RMB	RMB	RMB	US$

Trademark	Indefinite	57,672	—	—	57,672	9,295
Technical know-how	5.7	209,084	(208,146)	—	938	151
Customer relationship	5.8	66,671	(66,671)	—	—	—
Order backlog	1.3	23,274	(23,274)	—	—	—
Short-term supplier agreements	0.5	4,303	(4,303)	—	—	—
Long-term supplier agreements	9	137,820	(6,643)	(131,177)	—	—
Total		498,824	(309,037)	(131,177)	58,610	9,446

	December 31, 2015
	Weighted average amortization period	Gross carrying Amount	Accumulated amortization	Impairment	Intangibles, net
	Years	RMB	RMB	RMB	RMB	US$

Trademark	Indefinite	57,672	—	—	57,672	8,903
Technical know-how	5.7	209,084	(208,396)	—	688	106
Customer relationship	5.8	66,671	(66,671)	—	—	—
Order backlog	1.3	23,274	(23,274)	—	—	—
Short-term supplier agreements	0.5	4,303	(4,303)	—	—	—
Long-term supplier agreements	9	137,820	(6,643)	(131,177)	—	—
Total		498,824	(309,287)	(131,177)	58,360	9,009

Technical know-how represents self-developed technologies, which were feasible at the acquisition date and technologies contributed by a non-controlling interest holder of a subsidiary of the Company. These technologies included the design and configuration of the Company’s PV manufacturing line, manufacturing technologies and process for high efficiency silicon solar cells and provision of innovations for continuous improvement of cell efficiencies and manufacturing cost reduction.

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

The aggregated amortization expense for intangible assets for the years ended December 31, 2013, 2014 and 2015 is as follows:

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$

Selling expenses
Customer relationship	3,590	—	—	—
General and administrative expenses
Technical know-how	286	326	250	39
Total amortization expense	3,876	326	250	39

As of December 31, 2015, the estimated amortization expense for the next five years is as follows:

December 31, 2015
RMB
2016	250
2017	250
2018	188
2019	—
2020	—

(26)	Geographic Revenue Information

The following summarizes the Company’s revenue from the following geographic areas (based on the location of the customer):

	Year ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Europe:
- Germany	2,439,058	671,534	170,518	26,323
- Spain	131,414	186,341	136,964	21,144
- France	156,557	191,071	363,635	56,136
- Italy	95,013	32,607	21,680	3,347
- Belgium	93,149	5,247	11	2
- Holland	227,163	116,725	39,715	6,131
- Czech	1,134	—	126	19
- Greece	325,619	2,225	239	37
- England	403,014	998,203	80,255	12,389
- Turkey	22,118	118,305	550,799	85,029
- Others	142,855	133,698	74,004	11,424
Subtotal- Europe	4,037,094	2,455,956	1,437,946	221,981
PRC (excluding HK SAR, Macau and Taiwan)	4,546,482	4,550,915	4,078,476	629,608
HK SAR	756	39,582	4,125	637
United States of America	2,906,262	2,301,496	1,248,536	192,741
Japan	972,604	2,487,949	2,723,800	420,482
South Korea	—	2,201	2,440	377
Other countries	954,895	1,089,278	470,463	72,627
Total net revenues	13,418,093	12,927,377	9,965,786	1,538,453

(27)	Change of ADS ratio

On August 13, 2015, the Company received a notice from the New York Stock Exchange (the "NYSE") stating that the Company was not in compliance with the NYSE's price criteria for continued listing standard because, as of August 12, 2015, the average closing price of the Company's American Depositary Shares, or ADSs, was less than $1.00 per ADS over a consecutive 30 trading-day period.

In accordance with Section 802.01C of the NYSE's Listed Company Manual, the Company was provided with a period of six months ("the Cure Period") following receipt of the notice to regain compliance with the minimum share price requirement. The Company can regain compliance during the Cure Period if the Company's ADSs have a closing share price of at least $1.00 per ADS on the last trading day of any calendar month during the period and also have an average closing price of at least $1.00 per ADS over the 30 trading-day period ending on the last trading day of that month. The Company can also regain compliance if at the expiration of the six-month Cure Period, both a $1.00 or above closing price per ADS on the last trading day of the Cure Period and a $1.00 or above average closing price per ADS over the 30 trading-day period ending on the last trading day of the Cure Period are attained.

Effective on December 28, 2015, the Company changed the ratio of its American Depositary Shares (“ADSs”) to ordinary shares from one (1) ADS representing one (1) ordinary share to one (1) ADS representing ten (10) ordinary shares. Pursuant to the ratio change, each shareholder of record at the close of business on December 28, 2015 was required to exchange every ten ADSs then held for one new ADS. The ratio change brought the Company back into compliance with all NYSE listing standards. The historical and present loss per share for the periods presented herein has been retrospectively adjusted to reflect such effect.

(28)	Subsequent event

On May 12, 2016, the Company failed to repay its medium-term note due in the amount of RMB1.4 billion. The Company is in negotiation with the note holders for the repayment schedule of the medium-term notes (see note 2(a)).

(29)	Restricted Net Asset Parent Only Financial Information

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings. if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC companies can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. Relevant rules require annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to approximately RMB 9,493 million, or 202% of the Group’s total consolidated net deficits as of December 31, 2015. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

The separate condensed financial statements of Yingli Green Energy Holding Company Limited as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323. Such investment is presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries.” The condensed financial information of Yingli Green Energy Holding Company Limited has been presented for the period from January 1, 2013 to December 31, 2015.

The subsidiaries did not pay dividend to the Company for the period presented.

Except as disclosed in the consolidated financial statements as presented above, the Company did not have any significant contingency, commitment, long term obligation, or guarantee as of December 31, 2015.

Condensed Balance Sheets

(Amounts in thousands)

	December 31, 2014	December 31, 2015
	RMB	RMB	US$
ASSETS

Current assets:
Cash	1,900	1,145	177
Amounts due from related parties	2,609,928	2,658,849	410,456
Prepaid expenses and other current assets	171,314	174,559	26,947
Total current assets	2,783,142	2,834,553	437,580
Investments and loans to subsidiaries	—	—	—
Total assets	2,783,142	2,834,553	437,580

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Short-term borrowings	212,807	—	—
Amounts due to related parties	2,617,668	2,952,404	455,773
Other current liabilities and accrued expenses	28,191	95,127	14,685
Total current liabilities	2,858,666	3,047,531	470,458
Non-current liabilities:
Deficit subsidiaries	141,840	5,726,706	884,051
Total liabilities	3,000,506	8,774,237	1,354,509

Shareholders’ deficit
Ordinary shares —
Par value: US$0.01
Authorized shares: 1,000,000,000
Issued shares: 187,490,478 and 187,490,478 as of December 31, 2014 and 2015, respectively
Outstanding shares: 181,763,770 and 181,763,770 as of December 31, 2014 and 2015, respectively	13,791	13,791	2,129
Additional paid-in capital	7,234,810	7,246,760	1,118,707

Treasury stock: 5,726,708 and 5,726,708 as of December 31, 2014 and 2015, respectively, at cost	(127,331)	(127,331)	(19,656)
Accumulated other comprehensive income	312,110	180,025	27,791
Accumulated deficit	(7,650,744)	(13,252,929)	(2,045,900)
Total shareholders’ deficit	(217,364)	(5,939,684)	(916,929)

Commitments and contingencies	—	—	—

Total liabilities and shareholders’ equity/deficit	2,783,142	2,834,553	437,580

Condensed Statements of Comprehensive Loss

(Amounts in thousands)

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Selling expenses	191,343	282,636	76,890	11,870
General and administrative expenses	18,187	37,543	54,101	8,352
Research and development expenses	3,041	4,091	1,295	199
Total operating expenses	212,571	324,270	132,286	20,421
Equity in losses of subsidiaries	(1,724,346)	(980,267)	(5,480,390)	(846,026)
Interest expense	(4,244)	(4,328)	(2,810)	(434)
Interest income	4	1	—	—
Foreign currency exchange gain (losses)	(3,511)	8,771	12,895	1,991
Other income	243	284	406	64
Loss before income taxes	(1,944,425)	(1,299,809)	(5,602,185)	(864,828)
Income tax expense	—	—	—	—
Net loss	(1,944,425)	(1,299,809)	(5,602,185)	(864,828)
Foreign currency exchange translation adjustment, net of nil tax	53,575	22,494	(131,336)	(20,275)
Cash flow hedging derivatives, net of nil tax	(1,070)	(273)	(749)	(116)
Comprehensive loss	(1,891,920)	(1,277,588)	(5,734,270)	(885,219)

Condensed Statements of Cash Flows

(Amounts in thousands)

	Year Ended December 31,
	2013	2014	2015
	RMB	RMB	RMB	US$
Operating activities:
Net cash used in operating activities	(148,292)	(128,256)	(32,709)	(5,049)

Investing activities:
Investment in subsidiaries	(114,256)	(599,332)	—	—
Repayment of amounts due from subsidiaries, net	368,232	207,712	253,063	39,066
Net cash provided by (used in) investing activities	253,976	(391,620)	253,063	39,066
Cash flows from financing activities
Proceeds from short-term borrowings	—	—	—	—
Repayment of short-term borrowings	(109,891)	—	(221,109)	(34,133)
Proceeds from issuance of ordinary shares	—	517,272	—	—
Proceeds from exercise of options	4,005	—	—	—
Payment for the repurchase of the convertible senior notes	—	—	—	—
Payment for share repurchase	—	—	—	—
Net cash provided by (used in) financing activities	(105,886)	517,272	(221,109)	(34,133)
Net decrease in cash	(202)	(2,604)	(755)	(116)
Cash at beginning of year	4,706	4,504	1,900	293
Cash at end of year	4,504	1,900	1,145	177

Non-cash investing and financing transactions:
Conversion of senior secured convertible notes to ordinary shares	—	—	—	—

