Form 20-F
period 2016-12-31
YINGLI GREEN ENERGY HOLDING CO LTD
filed 2017-05-16
CIK 1394029

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☒ Accelerated filer
☐ Non-accelerated filer	☐ Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.                 ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

The following selected consolidated statement of comprehensive loss data for the years ended December 31, 2014, 2015 and 2016 and the following selected consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of comprehensive loss data for the years ended December 31, 2012 and 2013 and the following selected balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our audited consolidated financial statements not included in this annual report.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. All ADS data have been retroactively adjusted to reflect the current ADS-to-ordinary share ratio for all periods presented.

	Yingli Green Energy
	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	(In thousands, except share, ADS, per share and per ADS data)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Comprehensive Loss Data
Net revenues	11,391,928	13,418,093	12,927,377	9,965,786	8,376,099	1,206,409
Gross profit (loss)	(368,801)	1,458,854	2,238,245	1,187,330	1,151,873	165,904
Impairment of long-lived assets	(200,497)	—	—	(3,804,116)	(1,277,373)	(183,980)
Provision for reserve for inventory purchase commitments	—	(393,048)	—	(77,705)	(90,300)	(13,006)
Provision for prepayment in relation to inventory purchase commitments	—	(87,134)	—	(522,050)	(10,672)	(1,537)
Disposal gain from long-lived assets and land use right in relation to a subsidiary and write off of related receivable	—	—	—	1,167,317	(143,016)	(20,599)
Loss from operations (1)	(2,523,316)	(1,118,382)	(215,194)	(4,228,025)	(1,684,865)	(242,672)
Interest expense	(897,124)	(971,597)	(1,015,871)	(977,176)	(663,217)	(95,523)
Foreign currency exchange (losses)gain	(78,599)	(32,230)	(243,386)	(132,709)	6,000	864
Income tax benefit (expense)	205,742	(31,025)	(89,723)	(731,191)	(12,895)	(1,857)
Net loss	(3,191,887)	(2,054,898)	(1,401,335)	(5,898,836)	(2,118,969)	(305,195)
Loss attributable to the non-controlling interests	(127,475)	(110,473)	(101,526)	(298,310)	(21,315)	(3,070)
Net loss attributable to Yingli Green Energy (1)(3)	(3,064,412)	(1,944,425)	(1,299,809)	(5,600,526)	(2,097,654)	(302,125)
Basic and diluted loss per ADS (2)(3)	(195.90)	(124.15)	(74.87)	(308.12)	(115.41)	(16.62)
Basic and diluted loss per ordinary share (3)	(19.59)	(12.41)	(7.49)	(30.81)	(11.54)	(1.66)
Weighted average ordinary shares outstanding
Basic	156,425,307	156,619,791	173,613,085	181,763,770	181,763,770	181,763,770
Diluted	156,425,307	156,619,791	173,613,085	181,763,770	181,763,770	181,763,770

	Yingli Green Energy
	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	(In percentages)
Other Consolidated Financial Data
Gross profit (loss) margin(4)	(3.2)%	10.9%	17.3%	11.9%	13.8%
Operating loss margin(4)	(22.2)%	(8.3)%	(1.7)%	(42.4)%	(20.1)%
Net loss margin(4)	(26.9)%	(14.5)%	(10.1)%	(56.2)%	(25.0)%

	As of December 31,
	2012	2013	2014	2015	2016
	(In thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data
Cash and cash equivalents	2,084,865	1,105,478	1,069,054	1,240,749	506,642	72,972
Accounts receivable, net	3,634,151	4,223,730	4,069,027	2,475,386	2,096,583	301,971
Inventories	2,523,550	2,164,902	2,099,082	1,484,314	1,314,834	189,375
Prepayments to suppliers	239,912	640,597	926,165	426,718	475,347	68,465
Accounts due from and prepayments to related parties	694,578	651,951	634,112	1,110,746	1,331,558	191,784
Total current assets	11,112,874	11,356,528	11,324,297	8,403,382	6,629,713	954,877
Long-term prepayments to suppliers	1,280,131	884,562	721,651	555,520	343,591	49,487
Land, property, plant and equipment, net	13,218,200	13,128,479	12,110,794	6,846,482	4,879,086	702,735
Project assets	63,291	355,643	1,369,662	720,286	672,045	96,795
Total assets	27,153,586	27,449,544	27,108,450	17,640,282	13,499,814	1,944,378
Short-term borrowings, including medium-term notes past due, and current portion of medium-term notes and long-term debt (5)	7,526,015	6,715,877	10,112,055	9,124,183	9,010,205	1,297,739
Total current liabilities	12,940,969	14,302,552	18,076,726	15,660,717	14,101,289	2,031,007
Long-term debt, excluding current portion	4,076,456	4,108,283	2,858,153	2,405,898	2,523,621	363,477
Reserve for inventory purchase commitments	851,694	1,100,661	1,231,701	1,322,448	1,412,748	203,478
Total liabilities	22,936,815	25,322,479	25,806,769	22,352,433	20,692,013	2,980,270
Shareholders’ equity: ordinary shares	12,241	12,252	13,791	13,791	13,791	1,986
Non-controlling interests	1,846,905	1,619,045	1,519,045	1,227,533	1,156,178	166,524
Total shareholders’ equity/(deficit)	4,216,771	2,127,065	1,301,681	(4,712,151)	(7,192,199)	(1,035,892)

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
Consolidated Operating Data
PV modules shipment (in megawatts)(6)	2,297.1	3,234.3	3,361.3	2,447.0	2,170.4

(1)	Subsequent to furnishing the Form 6-K on April 13, 2017 related to the earnings release which included our financial information for the fourth quarter and full year ended December 31, 2016, in consideration of the uncertainties involved in the appeals process described below, our management reevaluated its earlier assessment of certain litigation originally filed against us by a supplier in September 2015 and related court judgments issued at the end of December 2016 of which our company was notified in January 2017 and which we appealed, and concluded that our company should recognize a provision of RMB59 million (US$8.5 million) in respect of such litigation in the year ended December 31, 2016. The recognition of this provision impacted our general and administrative expenses, total operating expenses, loss from operations, net loss, net loss attributable to Yingli Green Energy, earnings per share and earnings per ADS in our results of operations for the year ended December 31, 2016. For more information, see “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We are exposed to various risks related to legal or administrative proceedings or claims that could adversely affect our financial condition, results of operations and reputation, and may cause losses to our business.” and “(25) Commitments and Contingencies” in the financial statements included elsewhere in this annual report.

(2)	One (1) ADS represents ten (10) ordinary shares.

(3)	The (increase)/decrease in net loss attributable to Yingli Green Energy and (increase)/decrease in basic and diluted loss per share without the tax holidays for the years ended December 31, 2012, 2013, 2014; and the (increase)/decrease in net loss attributable to Yingli Green Energy and (increase)/decrease in basic and diluted loss per share without the tax holidays and preference rates for the years ended December 31, 2015 and 2016 are as follows:

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$

Net loss attributable to Yingli Green Energy	—	(15,030)	(12,483)	—	—	—
Basic loss per share	—	(0.10)	(0.07)	—	—	—
Diluted loss per share	—	(0.10)	(0.07)	—	—	—

(4)	Gross profit (loss) margin, operating loss margin and net loss margin represent gross profit (loss), loss from operations and net loss attributable to Yingli Green Energy, respectively, divided by net revenues.

(5)	Includes loans guaranteed or entrusted by related parties, which amounted to RMB3,448.5 million, RMB3,602.9 million, RMB4,671.5 million, RMB3,871.2 million and RMB4,338.3 million (US$624.8 million), as of December 31, 2012, 2013, 2014, 2015 and 2016, respectively.

(6)	PV modules shipment for a given period represents the total PV modules, as measured in megawatts, delivered during such period, including shipments for PV systems used for our own downstream power plants in China.

Exchange Rate Information

Translations of Renminbi into U.S. dollars in this annual report are based on the noon buying rate in The City of New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.9430 to US$1.00, the noon buying rate in effect as of December 31, 2016. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On May 5, 2017, the noon buying rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board was RMB6.9021 to US$1.00.

The following table sets forth information concerning exchange rates between RMB and U.S. dollar for the periods indicated.

	Noon Buying Rate(1)
Period	Period End	Average(2)	High	Low
	(RMB per US$1.00)
2012	6.2301	6.3093	6.2221	6.3879
2013	6.0537	6.1478	6.0537	6.2438
2014	6.2046	6.1620	6.0402	6.2591
2015	6.4778	6.2827	6.1870	6.4896
2016	6.9430	6.6400	6.4480	6.9580
October	6.7735	6.7303	6.6685	6.7819
November	6.8837	6.8402	6.7534	6.9195
December	6.9430	6.9198	6.8771	6.9580
2017
January	6.8768	6.8907	6.8360	6.9575
February	6.8665	6.8694	6.8517	6.8821
March	6.8832	6.8940	6.8687	6.9132
April	6.8900	6.8876	6.8778	6.8988
May (through May 5, 2017)	6.9021	6.8959	6.8900	6.9021

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

Demand for our products substantially depends on general economic conditions in our target markets. The economies of many countries around the world, including those in our target markets, experienced a period of slow economic growth and adverse credit market conditions as a result of the global financial crisis in 2008 and 2009 and the subsequent sovereign debt crisis in Europe. As PV projects generally require significant upfront capital expenditures, our customers historically have relied on financing for the purchase of our products. As a result of weakened macroeconomic conditions and in particular adverse credit market conditions, our customers experienced difficulty in obtaining financing on attractive terms or at all. As a result, growth rate of demand for PV modules has declined significantly since the fourth quarter of 2008. Although credit market conditions have improved since the second quarter of 2009, which contributed to an increase in demand for our products, demand for our products slowed again in the first and fourth quarters of 2011, the third quarter of 2012, the first quarter of 2013, the first quarter of 2014, the first quarter of 2015 and the third quarter of 2016. This slowed demand was primarily caused by seasonal factors, including challenging weather conditions and holidays, as well as the adjustments to subsidies and economic incentives for PV installations as part of government austerity measures in many countries. However, since the middle of 2015, due to our tight operating cash flow, we had to reduce the utilization rate of our production facilities, which negatively affected our ability to meet market demands in certain quarters of 2015 and 2016. In addition, overall supply of PV modules has increased due to production capacity expansion by PV module manufacturers worldwide in recent years which, together with slower growth in demand for PV modules and increasingly severe market competition, resulted in lower prices for PV modules beginning in the fourth quarter of 2008. The decrease in the average selling price of our PV modules caused our gross profit margin to decrease significantly from 16.7% for 2011 to negative 3.2% for 2012. While we achieved gross profit of 10.9% for 2013, 17.3% for 2014, 11.9% for 2015, and 13.8% for 2016, we continued to incur operating and net losses in 2013, 2014, 2015, and 2016. There can be no assurance that the demand for our products will increase or remain at the current level or such demand will not decline again in the near future, or our cost saving efforts will improve our profitability or prevent our profit margin from declining further. While the average selling price of our PV modules has continuously decreased since the second quarter of 2013, it further decreased significantly in 2015 and late 2016 and there can be no assurance that we will not experience further decreases in the average selling price of our PV modules in the future or further declines in demand for our products, which may materially and adversely affect our financial condition and results of operations.

There is substantial doubt as to our ability to continue as a going concern.

In the past we have relied primarily on borrowings from commercial banks to fund a significant portion of our capital expenditures and working capital needs, and we expect to continue doing so in the future. Substantial doubt exists as to our ability to continue as a going concern. We have incurred significant net losses in recent years. For the years ended December 31, 2014, 2015, and 2016, our net loss was RMB1.4 billion, RMB5.9 billion, and RMB2.1 billion (US$305.2 million), respectively. As of December 31, 2016, we had a total deficit attributable to Yingli Green Energy of RMB15.4 billion (US$2.2 billion) and a deficit in working capital of RMB7.5 billion (US$1.1 billion). As of December 31, 2016, we had cash, cash equivalents and restricted cash of RMB0.9 billion (US$125.1 million) and short-term borrowings, including the current portion of medium-term notes, medium-term notes past due described below and long-term debt, of RMB9.0 billion (US$1.3 billion). The medium-term notes were issued by our major manufacturing subsidiaries, Baoding Tianwei Yingli New Energy Resources Co., Ltd., or Tianwei Yingli, and Yingli Energy (China) Company Ltd., or Yingli China. On May 3, 2017, we paid RMB300 million of the RMB-denominated five-year medium-term notes, or MTNs, issued by Yingli China in 2012 (the “2012 MTNs”) with full principal and accrued interest totaling RMB318 million when they matured. As such, Yingli China has discharged all of its payment obligations under the 2012 MTNs. As of the date of this annual report, we have medium-term notes of RMB1,757 million past due, including (i) RMB357 million of the RMB-denominated unsecured five-year medium-term notes issued by Tianwei Yingli in 2010 (the “2010 MTNs”), which became due on October 13, 2015, and (ii) RMB1.4 billion of the RMB-denominated unsecured five-year medium-term notes issued by Tianwei Yingli in 2011 (the “2011 MTNs”), which became due on May 12, 2016. Our company recently met with holders of the remaining portion of the 2010 MTNs and 2011 MTNs, and we are considering our options with respect to the debt repayment issues faced by our company's principal subsidiaries. Our company is continuing its negotiations with holders of the remaining portion of the 2010 MTNs and 2011 MTNs. See Item 5.B. “Liquidity and Capital Resources—Liquidity and Going Concern”. We cannot assure you, however, that these negotiations will result in any agreement with holders of the 2010 MTNs or 2011 MTNs, and we cannot assure you that holders of the 2010 MTNs and 2011 MTNs will not demand Tianwei Yingli to repay these notes, which are already due, or take other actions against Tianwei Yingli in the future. As Tianwei Yingli is one of our major operating subsidiaries, its substantial indebtedness that already has become due and its noteholders’ rights to enforce such debts, as well as our other substantial indebtedness and our net losses, may materially and adversely affect our business, financial condition and results of operations, as well as our ability to meet our payment obligations.

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

We require a significant amount of cash to fund our operations. Since the middle of 2015, due to our tight operating cash flow, we had to reduce the utilization rate of our production facilities, which caused substantial decrease in our PV module shipments (excluding PV module shipments to our company's own downstream PV projects in China) from 3,101 MW in 2014 to 2,382 MW in 2015 and 2,117MW in 2016, and contributed to the substantial decrease in our net revenues from RMB12.9 billion in 2014 to RMB10.0 billion in 2015 and RMB8.4 billion in 2016. This in turn had a material adverse effect on our gross profit, which decreased from RMB2.24 billion in 2014 to RMB1.19 billion in 2015 and RMB1.15 billion in 2016. We also recorded an impairment loss of approximately RMB3.8 billion in 2015 and RMB1.3 billion in 2016 respectively, for property, plant and equipment with respect to the production facilities based on the difference between carrying value and fair value of such long-lived assets, which had a material adverse effect on our results of operations. Our ability to increase or maintain the utilization rate of our production capacity, net revenues and gross profits and prevent any further impairment loss for our production facilities will depend to a significant degree on our ability to obtain sufficient amount of additional cash and liquidity to fund our operations. We also require a significant amount of cash to meet our debt repayment obligations. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — There is substantial doubt as to our ability to continue as a going concern”.

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

We have relied primarily on borrowings from commercial banks in China to fund a significant portion of our capital expenditures and working capital needs, and we expect to continue doing so in the future. We have a significant amount of debts and debt service requirements. As of December 31, 2016, we had RMB9,010.2 million (US$1,297.7 million) in outstanding short-term borrowings (including the current portion of long-term debt, RMB357 million of the 2010 MTNs that became due on October 13, 2015 and RMB1.4 billion of the 2011 MTNs that became due on May 12, 2016, RMB300.0 million of the 2012 MTNs that became due on May 3, 2017), and RMB2,523.6 million (US$363.5 million) in outstanding long-term debt (excluding the current portion). This level of debt has had and may continue to have material adverse effect on our business, financial condition and results of operations, including:

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

As of December 31, 2016, we had outstanding short-term loans from commercial banks in China of RMB9,010.2 million (US$1,297.7 million). Generally, these loans contain no specific renewal terms, although traditionally we have negotiated renewing certain of these loans shortly before they were to mature. However, we cannot assure you that we will be able to renew similar loans in the future as they mature. If we are unable to renew any future loans or obtain sufficient funding from alternative sources and on reasonable terms, we will have to repay these borrowings with cash generated by our future operations, if any, or other sources, which could cause our liquidity and financial condition to deteriorate.

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

Our loan agreements with commercial banks in China generally contain financial covenants, which require us to maintain certain financial ratios, such as debt-to-asset ratios and coverage ratios. Other restrictive covenants in our loan agreements require us to obtain written consents from the commercial banks before we conclude certain transactions, such as providing guarantees to third parties, disposing of material assets or changing our shareholding structure. These covenants could limit the ability of us or our subsidiaries to undertake additional debt or secure additional equity financing. For example, a maximum debt-to-asset ratio requirement imposed on us or any of our subsidiaries will limit the total amount of liabilities that may be incurred by us or such subsidiary, and if we or such subsidiary’s total liabilities have reached or exceeded such limit, we or such subsidiary will be restricted from incurring additional liabilities unless we or such subsidiary obtain a waiver from the lender or increase our assets through issuance of additional equity. On the other hand, we or our subsidiaries may need to obtain consent from our lenders before we can issue any additional equity. As such, we may not be able to obtain financings necessary for us to react to market conditions or to meet our capital needs in a timely manner and we may have to curtail some of our operations and growth plans to comply with these covenants. In addition, we have incurred and may continue to incur significant losses and liabilities, which have had and may continue to adversely impact our ability to comply with the covenants of our outstanding loans. Such breach may constitute an event of default, and if the relevant lenders do not grant us a waiver for any breach of a covenant, the breach may trigger an acceleration of the amounts due under the relevant loan agreements. Some of our loan agreements also contain cross-default provisions enabling lenders under such loan agreements to declare an event of default and/or accelerate repayment when there is an event of default under the terms of another debt instrument. If a covenant under another loan is breached, these cross-default provisions may be triggered if a waiver of the breach cannot be obtained in a timely manner.

We had been in breach of certain financial covenants, such as debt-to-asset ratios, under certain of our loan agreements with commercial banks in China, which would have triggered cross-default provisions of most of other relevant loan agreements. As of May 16 2017, we have obtained written waivers from all of the relevant banks with respect to the loan agreements affected, waiving such past breaches and/or cross-defaults. While we have been in compliance with the financial covenants under all of our other loan agreements, our continued compliance depends upon our future business, financial condition and results of operations. We may not be able to continue to comply with such financial covenants in the future. In the event of a future breach, we may not be able to cure the breach or to obtain a waiver on a timely basis or at all, which could result in an event of default. An event of default under any agreement governing our existing or future debt, if not cured by us or otherwise waived by our creditors, could result in an acceleration of the repayment of all or a portion of the outstanding loan amount.

In addition, we have obtained financing through other arrangements, such as failed sale and lease back of certain machinery and equipment and financing in the form of sale and repurchase of certain equity interest in its subsidiary, in substance, they are financing in nature and recorded as liabilities. We have failed to fulfill our payment obligations under some of these arrangements in the past. As of December 31, 2016, we had RMB100 million of payment obligation overdue under our agreement with a third party for sale and repurchase of 5.50% equity interest of Hainan Yingli and recorded the RMB100 million of payment obligation overdue as “Payables to non-controlling interest holders” in the Consolidated Balance Sheet. While we are still in negotiation with the third party about the extension of our payment schedule under the relevant agreements, we cannot assure you that the negotiation will lead to results satisfactory to us or the third party will not take any action against us to enforce our payment obligation. We may not be able to enter into similar arrangements to obtain additional financing in the future either.

If we were required to repay all or a significant portion of the past due 2010 MTNs or 2011 MTNs or our loans from commercial banks, we would not have sufficient financial resources to do so, which would materially and adversely affect our liquidity position. Moreover, our failure to repay the 2010 MTNs and 2011 MTNs and any failure to comply with restrictive covenants in existing loan agreements or fulfill our obligations under other financing arrangements will materially and adversely affect our ability to obtain bank loans and other financing in the future and could have a material and adverse effect on our financial condition and business prospects.

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

The scope of government incentives for solar power depends largely on political and policy developments in a given country related to environmental, economic or other concerns, which could lead to a significant reduction in or a discontinuation of the support for renewable energy sources in such country. For example, subsidies have been reduced or eliminated in some countries such as Germany, Italy, Spain, the United Kingdom, China, and Japan. In June 2012, the German government passed the PV amendment to its renewable energy law (EEG) 2012, which changed the 52 gigawatts capacity threshold, reduced the available PV rate, revised the volume-based degression schedule, and limited the amount of electricity that PV generators can export to the grid. On July 5, 2013, the Italian government discontinued feed-in tariff payments, and feed-in tariffs for new solar PV projects have not been available since July 2013. In August 2013, the National Development and Reform Commission, or the NDRC, of China adjusted feed-in tariffs for utility scale PV projects from the nationwide benchmark price of RMB1.00 per kWh to three regional variations of RMB0.90 per kWh, RMB0.95 per kWh and RMB1.00 per kWh, based on solar resources and construction costs in the relevant regions. The feed-in tariff (FIT) policy applied to all PV plants approved after September 1, 2013, and those approved before that date but not commissioned until on or after January 1, 2014. In December 2015, the NDRC issued a statement that the FIT would be further reduced by RMB0.02 to RMB0.10 per kWh for on-grid utility scale PV projects in 2016. On December 26, 2016, NDRC announced on its website the solar power tariff revisions for 2017 as follows: (i) in 2017, for solar power plants in resource zones I, II and III, the FIT shall be lowered from the 2016 rates of RMB0.80 per kWh, RMB0.88 per kWh and RMB0.98 per kWh, respectively, to RMB0.65 per kWh, RMB0.75 per kWh and RMB0.85 per kWh, respectively, representing decreases of 19%, 15% and 13%, respectively; (ii) the subsidy for distributed solar power plants shall remain unchanged at RMB0.42 per kWh; (iii) for solar power projects registered prior to 2017 and eligible for fiscal subsidies, the 2016 FIT rates shall remain applicable if they are connected to the grid and in operation by June 30, 2017; and (iv) future solar power tariffs will be revised annually in accordance with cost changes. In March 2015, Japan’s Ministry of Economy, Trade and Industry (METI) announced the new FIT scheme for the fiscal year 2015. Under the scheme, since April 2015, Japan’s FIT level has decreased from JPY32 ($0.27) per kWh in 2014 to JPY29 ($0.24) per kWh, and further to JPY27 ($0.22) per kWh since July 1, 2015. In March 2016, METI furtherly reduced the country’s FIT by 11% for fiscal year 2016. In March 2017, METI also announced a new FIT scheme to gradually reduce the country’s FIT rate in fiscal year 2017, 2018 and 2019. In addition, in certain countries, including countries to which we export PV products, government financial support of PV products has been, and may continue to be, challenged as being unconstitutional or otherwise unlawful. A significant reduction in the scope or discontinuation of government incentive programs, especially in our target markets, would have a material and adverse effect on the demand for our PV modules as well as our results of operations.

We face risks associated with the marketing and sale of our PV products internationally, and if we are unable to effectively manage these risks, our ability to expand our business abroad will be limited.

In 2014, 2015, and 2016, 64.8%, 59.1%, and 41.1% respectively, of our total net revenues derived from our sales to customers outside of China, including customers in Japan, the United States, Europe, South Africa, Turkey, South Asia, Australia, Latin Americas and Middle East, etc. The marketing and sale of our PV products to international markets expose us to a number of risks, including, but not limited, to:

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

Although our sales to markets in Europe have significantly declined due to continuous reductions in incentives in the European market and the disturbance of trade measures initiated by the European Commission against Chinese solar companies, we still export a small number of our products to Europe. In 2016, our sales to Europe accounted for 2.6% of our total revenue, compared to19.0% in 2014, and 14.5% in 2015.

On September 5 and November 8, 2012, respectively, the European Commission initiated anti-dumping and anti-subsidy investigations into crystalline silicon photovoltaic, or CSPV, wafers, cells, and modules from China. On June 4, 2013, the European Commission issued its provisional anti-dumping determination and on August 2, 2013, the European Commission accepted an undertaking, or the Undertaking, made by a group of Chinese PV products exporters (including us) jointly with the China Chamber of Commerce for Import and Export of Machinery and Electronic Products, or CCCME. Pursuant to the Undertaking, certain Chinese exporters would limit their exports of solar panels to the EU to a certain quota and set prices above a minimum price, in exchange for the EU agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. CCCME was responsible for allocating the quota among these exporters, and we were allocated a portion of the quota. On December 5, 2013, the Council of the European Union adopted the final findings of the European Commission and imposed anti-dumping and anti-subsidy duties on CSPV modules and key components (i.e. cells) originating in or consigned from the PRC. Wafers were excluded from the scope of products subject to these final findings. The anti-dumping duty rates ranged from 27.3% to 64.9%, while the anti-subsidy duty rates ranged from 0% to 11.5%. The anti-dumping duty and anti-subsidy duty rates applicable to us are 35.5% and 6.3%, respectively. The definitive duties are being imposed for a two-year period starting from December 6, 2013. At the same time, the Council of the European Union also confirmed the European Commission’s acceptance of the Undertaking. In December 2015, the EU Commission initiated an expiry review of the anti-dumping measure and the EU Commission has initiated ex officio a partial interim review as to whether the maintenance of the anti-dumping measure is in the Union’s interest. In March 2017, as the result of these reviews, the EU Commission determined and proposed that the anti-dumping measure shall be maintained and extended for 18 months.

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

On November 7, 2012, the U.S. International Trade Commission, or the ITC, determined that CSPV modules produced from Chinese cells are materially injuring the U.S. CSPV cells and modules industry. The U.S. Department of Commerce, or the DOC, issued its final determinations on the rates of the anti-dumping, or AD, and countervailing duties, or CVD, on October 10, 2012, which became effective upon issuance of the final anti-dumping and countervailing duties orders in early December 2012. As a result of such final determinations, we, as a voluntary respondent, are subject to an average aggregated AD/CVD rate of 29.18%. However, this average aggregated AD/CVD rate might be subject to change due to the administrative review process initiated by DOC in early 2014. We were mandatory respondent in the first administrative review of the anti-dumping duty order and obtained an anti-dumping rate of 0.79% in the final determination in July 2015. As one of the non-mandatory respondents in the first administrative review of the countervailing duty order, we obtained a countervailing duty rate of 20.94% in July 2015. In February 2015, the DOC initiated the second administrative review of the AD/CVD duty order. We are a mandatory respondent in the second administrative review of the anti-dumping duty order and obtained an anti-dumping duty of 12.19% in the final determination in June 2016. We were not part of the second administrative review of the countervailing duty order and therefore the final result of the second administrative review of the countervailing duty order is inapplicable to us.

On February 3, 2016, the DOC initiated the third administrative review of the anti-dumping duty order (“Solar 1ADAR3”) covering the period of December 1, 2014 to November 30, 2015 and the third administrative review of the countervailing duty order (“Solar 1 CVD AR3”) covering the period of January1, 2014 to December 31, 2014 of CSPC whether or not assembled into modules (certain solar cells and panels) from the PRC. Subject merchandise includes CSPV, modules or panels, whether or not partially or fully assembled into other products, including, but not limited to modules, laminates, and building integrated materials. On December 22, 2016, the DOC published its preliminary determination of the AD review and the dumping margins for the entities covered by this review are from 7.72% to 238.95%. As a separate rate company in this review, the AD margin applicable to us is 13.97%. On January 9, 2017, the DOC published its preliminary determination of the CVD review and the countervailable subsidy rates for the entities covered by this review are from 12.48% to 20.98%. Since the final results of this review are the basis for the assessment of anti-dumping duties on period of review, or POR, entries and for future deposits of estimated anti-dumping duties, upon issuance of the final results of this review, the DOC will determine, and Customs and Border Protection, or CBP, CBP shall assess anti-dumping duties on all appropriate entries covered by this review. The DOC will likely issue the final determination for this review in July 2017. For CVD review, both Yingli and Solar World withdrew the CVD review requests within 90 days of the date of publication of the notice of initiation, and therefore, we are no longer subject to CVD review and the entries of subject merchandise into the United States during the CVD AR3 review period are to be liquidated at the CVD rates applicable at the time of entry and CBP will collect cash deposits of estimated CVDs at the most recent CVD countervailable rate applicable to us (20.94%).

On February 13, 2017, the DOC initiated the fourth administrative review of the anti-dumping duty order (“Solar 1 AD AR4”) covering the period of December 1, 2015 to November 30, 2016 and the third administrative review of anti-dumping duty order (“Solar 1 CVD AR4”) covering the period of January1, 2015 to December 31, 2015 of CSPC whether or not assembled into modules (certain solar cells and panels) from the PRC. On the same day, we, as a listed party, were required by the DOC to file an anti-dumping Quantity & Value, or Q&V, questionnaire, and the response to which would be the basis for the DOC to select mandatory respondents. We have filed the anti-dumping Q&V and provided all documents required by the DOC. The mandatory respondent selection result for this AD administrative review and CVD administrative review has not been issued.

On January 23, 2014, the DOC initiated a parallel AD investigation into CSPV products from Mainland China and Taiwan and CVD investigation into CSPV products from Mainland China. The products concerned are CSPV cells, and modules, laminates and/or panels consisting of CSPV cells, whether or not partially or fully assembled into other products, including building integrated materials. Subject merchandise also includes modules, laminates and/or panels assembled in Mainland China and Taiwan consisting of CSPV cells that are completed or partially manufactured within a customs territory other than Mainland China and Taiwan, using ingots, wafers that are manufactured in Mainland China and Taiwan, or cells where the manufacturing process begins in Mainland China and Taiwan and is completed in other countries (hereinafter “Solar II”). On December 23, 2014, the DOC published its confirmative final determination on these investigations by imposing punitive AD tariffs ranging from 26.71% to 165.04% and CVD tariffs ranging from 27.64% to 49.21%. As a separate rate company in these investigations, the AD and CVD tariffs applicable to our company will be 52.31% and 38.43%, respectively. On February 10, 2015, the ITC issued its final injury determinations by confirming injury to the U.S. CSPV module industry by Chinese CSPV module manufacturers. As a result of these determinations of the DOC and ITC, Chinese modules integrating cells from third countries will be subject to the new AD and CVD tariffs when exported to the US. Although we have very limited sales of modules to the U.S. incorporating third country cells, such determinations may adversely affect our business flexibility in the U.S. market and our business in the U.S. may be materially and adversely impacted.

In April 2016, the DOC initiated the first administrative review for the anti-dumping measure and countervailing measure for Solar II for certain Chinese exporters. In February 2017, the DOC issued a preliminary determination as to its first administrative review of the AD and CVD measures. The preliminary result for the Chinese exporters included in the first administrative review of the anti-dumping measure was 14.70%, and the preliminary result for the Chinese exporters included in the first administrative review of the countervailing measure was 13.93%. Our company was not included in either the AD or CVD first administrative review and therefore the result of such reviews will not affect the rates applicable to our company.

In February 2017, the U.S. petitioner requested a second administrative review for the anti-dumping measure and countervailing measure for Solar II for certain Chinese exporters, including our company. The DOC has not yet initiated such administrative reviews.

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

On May 14, 2014, the Anti-dumping Commission of Australian Customs and Border Protection Services, or the Anti-dumping Commission, initiated an anti-dumping investigation into certain PV modules or panels exported to Australia from China. Subject merchandise includes certain crystalline silicon PV modules or panels, whether exported assembled or unassembled, and whether or not they have an inverter capable of producing any power. On April 6, 2015, the Anti-dumping Commission determined that the injury caused by Chinese solar-panels exports to the Australian industry is negligible. Although this finding is preliminary and subject to change upon evaluation of submissions by interested parties, the Anti-dumping Commission will terminate this investigation if no meaningful submissions are made by interested parties.

On July 1, 2016, Turkey’s Ministry of Economy initiated an anti-dumpling investigation on imports of crystalline silicon PV modules from China. The final result was announced on April 1, 2017. Turkey’s Ministry of Economy decided to impose anti-dumping tariffs on solar panel (PV module) products exported from China for a period of five years. The tariff rates applicable to Chinese exporters of solar panel range from US$20 per square meter to US$25 per square meter.

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

In response to the industry-wide shortage of polysilicon in recent years until the third quarter of 2008, we had entered into short-, medium- and long-term supply contracts with fixed or adjustable prices guided by set formulas to secure our supply of polysilicon. We also paid a significant amount of prepayments to secure these contracts. Since the fourth quarter of 2008, the price of polysilicon has decreased significantly as a result of increased industry-wide polysilicon manufacturing capacity and downward price pressure exerted by decreasing average selling prices of PV modules. To address this significant decrease in polysilicon prices, we have renegotiated, and are still negotiating, with our polysilicon suppliers to reduce purchase prices for a substantial amount of polysilicon supplied under certain of our polysilicon supply contracts. We periodically reassess the purchase commitments under those supply contracts to make sure if additional provision should be recognized.

As of December 31, 2013, we recognized total liability for loss on inventory purchase commitments of RMB1,244,743 relating to long-term fixed price polysilicon contracts with one supplier (“Supplier A”). The assessment is made by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. The provision was determined by using management’s best estimates of future purchase prices over the remaining terms of the contracts and applying such estimated purchase prices in the lower of cost or market evaluation. In estimating the anticipated renegotiated purchase prices, we considered the pertinent terms of each of the long-term supply contracts, the history and progress of renegotiation with the relevant vendors and the actual price concessions granted, the polysilicon market development based on available industry research data and the likelihood of achieving different levels of renegotiated prices for future periods. In addition to the estimated renegotiated purchase price, certain other key assumptions were used in measuring the loss accrual, which included but were not limited to (i) the estimated net realizable value of the PV modules manufactured from the polysilicon expected to be purchased under the long-term supply contracts, and (ii) the normal profit margin of the PV modules for purposes of estimating the replacement cost or market price under the lower of cost or market evaluation. We also considered the quantities that were required to be purchased and amounts due on take or pay arrangements, as well as the history and progress of renegotiation with the relevant vendors and the actual concessions granted in developing the amount of the estimated loss contingencies. We did not recognize such a provision in 2012 and 2014. In 2013, we recognized additional provisions of RMB393.0 million. In 2015 and 2016, we did not recognize additional contingency losses for inventory firm purchase commitment. However, due to significant fluctuation in the foreign exchange rates between Renminbi and U.S. dollars and given that the inventory purchase commitment is dominated in U.S. dollars, which is different from the functional currency of our related subsidiaries, we recognized a foreign exchange re-measurement loss of RMB77.7 million and RMB90.3 million respectively

In 2013, except for the Supplier A mentioned above, we achieved significant progress in the negotiations, and purchase prices under certain of our long-term polysilicon supply contracts were close to the market price of polysilicon.

Our management has been negotiating with our other suppliers on adjusting the prices under these long-term contracts. However, in 2013, 2015 and 2016, we failed to purchase contractual volume as stated in the long-term contract with another supplier (“Supplier C”). Unlike the take or pay obligation for the Supplier A mentioned above, under the agreement with the Supplier C mentioned above, if we fail to take the full amount of the agreed annual quantity in any calendar year, we are not required to pay for the remaining annual commitment, but rather only forfeit the unutilized portion of the prepayment we made related to that year. Further, we don’t have the right to utilize this prepayment for deliveries in the following years. This supplier claimed that certain advance payments had been forfeited according to the contractual terms. In 2013, 2015 and 2016, we recognized provisions of RMB87.1 million, RMB71.3 million and RMB10.7 million, respectively, against the forfeited advance payments. We also recognized a provision of RMB450.8 million in 2015 on the prepayment in relation to our inventory purchase commitments under the long-term contract with this supplier for the remaining contract period as we estimated that we will also fail to purchase contractual volume as stated in the long-term contract in the remaining contract period in the future. We didn’t record such provisions in 2016. Should the results of these ongoing negotiations differ from the assessment based on which we recognized such provisions in 2013, 2015, and 2016, these provisions would need to be adjusted accordingly to reflect such a new assessment. If the prices under our current contracts remain higher than prices for polysilicon available in the market, we may incur higher polysilicon costs relative to other competitors who purchase their polysilicon from the spot market.

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

In 2014, 2015 and 2016, our five largest suppliers in the aggregate supplied approximately 80.3%, 90.9%, and 83.1% of our total polysilicon purchases. In 2016, we purchased the majority of our polysilicon from two vendors with which we have entered into long-term polysilicon supply contracts at prices adjusted on a monthly or quarterly basis. If we fail to develop or maintain our relationships with these or our other suppliers, we may not be able to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience cancellations of our orders, decreased revenue and loss of our market share. In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Some of our suppliers have a limited operating history and limited financial resources, and some contracts which we have entered into with these suppliers do not clearly provide for remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver to us, in a timely manner or at all, any materials that it is contractually obligated to deliver. We expect to continue to rely on third-party polysilicon suppliers for our polysilicon needs. Accordingly, any disruption in their supplies of polysilicon to us may adversely affect our business, financial condition and results of operations.

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

Until the third quarter of 2008, there had been an industry-wide shortage of polysilicon, primarily due to growing demand for PV products and limited supply of polysilicon, which resulted in increasing prices of polysilicon under both long-term supply contracts and on the spot market. From the fourth quarter of 2008 until the second quarter of 2009, as a result of increased industry-wide polysilicon manufacturing capacity and a decrease in demand for polysilicon due to the global financial crisis in 2008 and 2009, polysilicon prices decreased significantly. Although polysilicon prices rebounded between the third quarter of 2010 and the first quarter of 2011 due in part to stronger demand for PV products in certain markets, polysilicon prices again decreased significantly since the second quarter of 2011 as a result of increased polysilicon manufacturing capacity and downward price pressure exerted by lower average selling prices for PV modules. In 2012, polysilicon prices continued to decline and reached approximately US$14 per kilogram in November 2012. Since June 2013, polysilicon prices began to increase and reached approximately US$22 per kilogram until the first half of 2014. From the second half of 2014, polysilicon price began to decrease significantly and the spot market price fluctuated under US$20 per kilogram as of the date of this annual report with a historically low level close to US$12 per kilogram at the end of 2016.

In 2012, the Ministry of Commerce of the People’s Republic of China, or MOFCOM, initiated anti-dumping and anti-subsidy investigations into imports of solar-grade polysilicon originating from the United States, South Korea and the European Union. On January 20, 2014, MOFCOM issued its final determination to impose anti-dumping and anti-subsidy duties for five years on imports of solar-grade polysilicon originating from the United States and South Korea at aggregated rates ranging from 2.4% to 59.1%. On January 24, 2014, MOFCOM issued a preliminary ruling that imports of solar-grade polysilicon originating from the European Union had been subsidized at a rate of 10.7% and were sold at dumping price margins from 21.8% to 68.9%. On March 20, 2014, MOFCOM announced that it had accepted an undertaking proposal submitted by Wacker Chemie AG, an EU-based supplier of solar-grade polysilicon. According to Wacker, this undertaking agreement was effective from May 1, 2014 until the end of April 2016. The undertaking agreement specifies that MOFCOM will refrain from applying anti-dumping and anti-subsidy duties on Wacker’s products in exchange for Wacker’s undertaking that it will not sell polysilicon produced at its European plants below a specific minimum price in China. On April 29, 2016, Wacker stated that the undertaking agreement will remain effective while MOFCOM conducts a one-year review of EU polysilicon import duties. MOFCOM will complete the review by April 30, 2017, and while the review is underway, the duties will remain. Polysilicon is one of the major raw materials we need for the production of wafers, which also affects the production of PV cells and modules. A large portion of the polysilicon we use is sourced from countries that are subject to the investigations mentioned above. Therefore, any such anti-dumping or anti-subsidy duties (whether provisional or final) imposed by MOFCOM may increase our cost to produce solar modules. Due in part to China’s anti-dumping and anti-subsidy investigations into polysilicon manufacturers from the United States, the European Union and South Korea, together with an overall increase in demand, polysilicon prices have increased since June 2013 and reached approximately US$22 per kilogram until the first half of 2014. From the second half of 2014, polysilicon price began to decrease significantly and the spot market price fluctuated under US$20 per kilogram as of the date of this annual report with a historically low level close to US$12 per kilogram at the end of 2016. There can be no assurance that polysilicon prices in the future will not increase significantly. To the extent that we are not able to pass on any increased costs to our customers, we may be placed at a competitive disadvantage relative to our competitors, and our business, cash flows, financial condition and results of operations may be materially and adversely affected.

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

We currently expect that our results of operations will, for the foreseeable future, continue to depend on sales of our PV modules to a relatively small number of customers until we become successful in significantly expanding our customer base or diversifying our product offerings. In 2014, 2015, and 2016, sales to our five largest customers accounted for approximately 13.9%, 19.4%, and 10.7% of our net revenues respectively. We cannot assure you that we will continue to generate significant revenues from these customers or that we will be able to maintain these customer relationships. In addition, our business and continued sales depend on the ability of our major customers to compete effectively and sell their products in the market. Any decline in our customers’ businesses could reduce their purchases of our products. The loss of any sales in respect of these customers also could have a material and adverse effect on our business, prospects and results of operations.

In addition, a significant portion of our outstanding accounts receivable derive from sales to a limited number of customers. As of December 31, 2014, 2015, and 2016, our five largest accounts receivable balances outstanding (net of provisions) accounted for approximately 27.2%, 27.6%, and 16.3% respectively, of our total outstanding accounts receivable. We are exposed to the credit risks of these customers, some of which are new customers with whom we have not historically had extensive business dealings. Any failure by these customers to meet their payment obligations to us would materially and adversely affect our financial position, liquidity and results of operations.

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

As a measure to reduce our operating cash requirements in 2015 and 2016, we have contracted with third parties to allow them operate more than half of our polysilicon ingot and wafer production facilities. These third parties pay us a monthly fee to operate these production facilities, pay the salaries of our staff members employed and utility expenses incurred at such facilities, produce fixed volumes of polysilicon ingots and wafers on a monthly basis, and cover all other manner of operating, ancillary, and raw material expenses of such production. As part of the arrangement, we agree to purchase all or part of the wafers so produced by said third parties based on our needs at designated prices, subject to certain adjustments under the relevant agreements.

As these third parties would provide all the working capital required for production of the polysilicon ingots and wafers, these arrangements effectively help us finance our production value chain, reduce our working capital requirements, and increase the utilization of our polysilicon ingot and wafer production facilities. Our agreements with these third parties typically have a term of one year. In 2016 and in the first quarter of 2017, no party has breached or early terminated the agreements. For agreements that have expired, we have renewed some of the agreements and signed agreements with new third parties to replace those agreements which were not renewed. We cannot assure you that we will be able to renew these agreements when they expire or that these third parties will not breach or early terminate the agreements. If any of these third parties breaches the agreement or elects to terminate their business relationships with us, we may need to resume production at these facilities with our own working capital, which will significantly increase our working capital requirements, or if we do not resume production at these facilities, the utilization rates of these production facilities may decrease. Consequently, we may not have sufficient working capital to continue in-house production of polysilicon ingots and wafers at these facilities, and we may need to recognize impairment losses on our fixed assets, including factories and equipment in such facilities. Without sufficient volumes of self-produced polysilicon wafers, we may be forced to buy wafers from third parties at expensive prices and with insufficient control over such wafers’ quality, and our unit costs for cells and PV modules could thereby increase, or else we may be forced to reduce our production volumes of cells and PV modules. The occurrence of any of these issues could materially and adversely affect our business, results of operations and financial condition.

We process cells and PV modules as an Original Equipment Manufacturer (OEM) and are thereby subject to risks associated with product liability and supply. These risks and any product liability claims may adversely impact our reputation, results of operations, financial performance and business.

Since the middle of 2015, we have experienced lower-than-expected utilization of our production capacity, which in turn has led to an increase in our unit manufacturing cost and to decreases in our in-house PV module shipments and total net revenues. To increase the utilization of our production capacity, we have entered into several agreements, or the OEM agreements, with third parties, or OEM customers, to process cells and PV modules as an Original Equipment Manufacturer (OEM). In 2015 and 2016, we generated RMB389.5 million and RMB308.4 million, or 3.9% and 3.7% respectively of our total revenue, from our cells and PV module processing services.

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

We compete with both local and international producers of solar products, including PV module manufacturers such as SunPower Corporation, thin film solar module manufacturers such as First Solar, Inc. and integrated PV product manufacturers such as SolarWorld AG, Renewable Energy Corporation and Trina Solar Limited. Unlike other companies based overseas, our company is located in China, where PV remains a policy-driven market. The introduction, modification or phasing-out of national support schemes will heavily impact the development of the PV market and related industries, and also could significantly influence our company’s operations. Furthermore, the entire PV industry also faces competition from providers of energy from conventional and non-solar renewable sources.

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

However, the operation of large ground-mounted PV stations over the long term requires significant capital. With due consideration of China’s nationwide delay in allocating subsidies as well as our cash flow challenges, we decided to suspend new downstream development business in China from September 2015 until we regain a healthier financial position. Accordingly, we continued to accelerate the disposition of our downstream PV projects in China in order to liquidate these assets and generate more working capital from our downstream business. In 2016, we continued selling PV projects in various stages of development. If appropriate market conditions arise in the future, we may consider resuming the development of new PV projects in China and may operate the PV projects that we develop.

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

We made advance payments to some of our polysilicon suppliers under long-term supply contracts we signed with them. As of December 31, 2016, we had long-term prepayment balances for polysilicon totaling RMB343.6 million (US$49.5 million) under such long-term contracts. We continue to renegotiate with some of our polysilicon suppliers on the purchase price of a substantial amount of polysilicon to be supplied under certain of these long-term contracts. See “—Our polysilicon costs may be higher than those of other market players due to our long-term commitment to purchase polysilicon at fixed prices, and we have failed to perform certain of our obligations under these long-term polysilicon supply contracts according to their original terms” above. If we fail to reach agreements with such suppliers on the quantities and prices of polysilicon to be supplied under those contracts, the suppliers may hold the advance payment and issue claims for further damages. As of December 31, 2016, total amount we prepaid to one supplier (“Supplier A”) was RMB 239.3 million under the long-term fixed price supply contract entered into in 2011, which is effective from 2013 to 2020. Due to the anti-dumping duty and anti-subsidy investigation against Solar-Grade Polysilicon launched by the Ministry of Commerce of the People’s Republic of China, we had not made any purchase from this supplier. We received invoices from this supplier under our take-or-pay obligation for failing to take the shipments in 2013 to 2016. Currently, we are in negotiation with this supplier to seek an acceptable solution to both parties. We believe that under the “take or pay” obligation, which required us to pay full amount to this supplier according to the purchase and payment schedule listed in the agreements, regardless of whether we actually purchase raw materials from the supplier or not, it is probable for us to continue performance of the agreements when we could get an acceptable solution from this supplier. We also believe that it is reasonably assured that i) these prepayments are not legally forfeited; ii) these prepayments could be utilized for deliveries once we start purchasing from this supplier. Except for the supplier mentioned above, we also had made significant amount of prepayments to another supplier. In 2013, 2015 and 2016, we failed to purchase contractual volume as stated in the long-term contract with the latter supplier mentioned above under the supplier’s agreement. If we fail to take the full amount of the agreed annual quantity in any calendar year, we do not have to pay for the remaining annual commitment, but rather only forfeits the unutilized portion of the prepayment related to that year. This supplier claimed that certain advance payments had been forfeited according to the original terms in 2013, 2015 and 2016. (In 2014, we purchased the required amounts of polysilicon from this supplier and utilized the portion of prepayments related to 2014). Therefore, in 2013, 2015 and 2016, we recognized incremental provisions of RMB87.1 million , RMB71.3 million, and RMB10.7 million, respectively, on the prepayment in relation to our inventory purchase commitments for those years under the long-term contract with this supplier. We also recognized a provision of RMB450.8 million in 2015 on the prepayment in relation to our inventory purchase commitments under the long-term contract with this supplier for the remaining contract period as we estimated that we will also fail to purchase contractual volume as stated in the long-term contract in the remaining contract period in the future. No such provision was recognized in 2016. As of December 31, 2016, carrying value of prepayments to this supplier is RMB238.2 million. In addition, under existing contracts with many of our equipment suppliers, consistent with industry practice, we make advance payments to our suppliers prior to the scheduled dates on which certain equipment will be delivered. In many such cases, we make advance payments without receiving collateral for such payments. As a result, our claims in respect of such payments would rank as unsecured claims, which in turn would expose us to the credit risks of our suppliers in the event of their bankruptcy or insolvency. Under such circumstances, our claims against defaulting suppliers would rank below those of secured creditors, which would undermine our chances of recovering advance payments for which we did not receive any value. Accordingly, any of the above scenarios may have a material and adverse effect on our liquidity, financial condition and results of operations.

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

While we are currently facing challenges relating to over-capacity, the growth of our success in the future may depend in part on our ability to expand our manufacturing capacity to meet market demand for our products promptly and in a cost-efficient manner. If we are not able to do so, we will not be able to attain the desired level of economies of scale in our operations or lower our marginal production costs to the level necessary to maintain effectively our pricing and other competitive advantages. In 2015 and 2016, our total annual PV module shipments were 2,447.0 megawatts and 2,170.4 megawatts respectively. Currently, we have annual manufacturing capacity of approximately 3,000 megawatts for ingots and wafers, 3,200 megawatts for PV cells and 4,000 megawatts for PV modules. Our growth has required and may continue to require substantial capital expenditures, significant engineering efforts, timely delivery of manufacturing equipment, dedicated attention of management and the recruitment and training of new employees. Our growth therefore is subject to significant risks and uncertainties, including:

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

Currently most of our sales are denominated in U.S. dollar, Renminbi, Japanese Yen and Euro, while a substantial portion of our costs and expenses is denominated in Renminbi, Japanese Yen and U.S. dollar. In addition, we must constantly convert one currency into another in order to make payments. Therefore, fluctuations in currency exchange rates could have a significant effect on our results of operations due to mismatches among various foreign currency-denominated transactions, including sales of PV modules in overseas markets and purchases of silicon raw materials and equipment in China, and the gap in time between the signing of related contracts and receipts of cash and disbursements related to those contracts. In 2016, we recognized a net foreign currency exchange gain of RMB6.0 million (US$0.9 million) mainly because Japanese Yen and Euro appreciated against Renminbi in 2016 and our company had a balance of net financial assets denominated in Japanese Yen and Euro, which was substantially offset by the currency exchange loss caused by the depreciation of Renminbi against the U.S. dollar in 2016 because our company had a balance of net financial liabilities denominated in U.S. dollars. We have entered into hedging and foreign currency forward arrangements to limit our exposure to foreign currency exchange risk. However, we will continue to be exposed to foreign currency exchange risk to the extent that our hedging and foreign currency forward arrangements do not cover all of our expected revenues denominated in foreign currencies. We cannot predict the effect of exchange rate fluctuations on our foreign currency exchange gains or losses in the future. We may continue to reduce the effect of such exposure through hedging or other similar arrangements. However, due to the limited availability of such hedging instruments in China, we cannot assure you that we always will find a hedging arrangement suitable for us, or that such derivatives will be effective in managing our foreign exchange risk, if at all.

In addition, Renminbi is the functional currency for our PRC subsidiaries. Sales generated by our PRC subsidiaries which are denominated in foreign currencies need to be translated into Renminbi when they are recorded as our revenues. Therefore, any depreciation in the foreign currencies in which our sales are denominated, such as the Euro, Japanese Yen and U.S. dollar, against Renminbi will cause our reported revenues to appear lower than they otherwise would. In 2014, the depreciation of Euro, U.S. dollar and Japanese Yen against Renminbi adversely affected our total net revenues, as a majority of our PV module shipments were delivered under Euro, U.S. dollar and Japanese Yen-denominated contracts. In 2015, the depreciation of Renminbi against Euro, U.S. dollar and Japanese Yen resulted in the decrease of our foreign currency exchange loss. In 2016, the appreciation of Japanese Yen and Euro against Renminbi in 2016 resulted our foreign currency exchange gain because we had a net balance of financial assets denominated in Japanese Yen and Euro, which was partially offset by the currency exchange loss caused by the depreciation of Renminbi against the U.S. dollar in 2016 because we had a net balance of financial liabilities denominated in U.S. dollar. However, we cannot predict the trend of future exchange rate fluctuations of Renminbi against other currencies and any further depreciation in foreign currencies in which our sales are denominated against Renminbi may continue to materially and adversely affect our revenues and results of operations.

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

We also are exploring ways to improve our PV module products. Additional research and development efforts will be needed before our products in development may be manufactured and sold at a commercially viable level. We cannot assure you that such efforts will improve the efficiency of manufacturing processes or yield new products that are commercially viable. In addition, any failure to realize the intended benefits of our product development initiatives could limit our ability to keep pace with rapid technological changes in the industry, which in turn would hurt our business and prospects. For example, in order to meet increasing demand for our products and further drive down costs through increased cell conversion efficiency and manufacturing on a larger scale, we started to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells, in June 2009. By the end of 2016, we achieved an average cell conversion efficiency rate of 20.8% on the PANDA commercial production lines. We may not be able to overcome all of the technical challenges involved in the process of commercializing new technologies developed from Project PANDA. We also may not be able to maintain or further improve the cell conversion efficiency rate that we have already achieved. In addition, we have limited experience with customer demands in the monocrystalline PV market and may not be able to adapt to the conditions in this market. Established and more experienced competitors in the monocrystalline PV market may possess superior technology and have brand names that are better known than ours. If we fail to continue commercializing our monocrystalline PV technology successfully, or are unable to operate competitively in the monocrystalline market, we may not be able to recover the cost of our investments, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

The manufacture of PV modules and PV systems is a highly complex process. Disruptions or deviations in one or more components of the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in no output. Historically, we from time to time experienced lower-than-anticipated manufacturing output during the ramp-up period of our production lines. This often occurred during the production of new products, the installation of new equipment or the implementation of new process technologies. In addition, we may not able to achieve full utilization of our production facilities due to market and other financial reasons. For example, in the fourth quarter of 2012, due to challenging conditions in the solar market and a continuing decline in average selling prices of PV modules, we recognized an impairment of long-lived assets of Fine Silicon in an amount of RMB200.5 million and a loss of RMB61.7 million related to disposal of certain equipment. In 2015 and 2016, we recognized a non-cash impairment charge on our long-lived assets totaling RMB3,804.1 million and RMB1,277.4 million respectively, which was primarily due to lower-than-expected utilization of certain production facilities during certain quarters of 2015 and the significant drop in selling price in late 2016, respectively. These non-cash charges significantly and adversely affected our results of operations in the relevant periods. If we bring additional lines or facilities into production in the future, we may operate at less than optimal capacity during the ramp-up period and produce less output than expected. Any of these would result in higher marginal production costs which could have a material and adverse effect on our profitability.

Unsatisfactory performance of or defects in our products may cause us to incur additional warranty expenses, damage our reputation and cause our sales to decline.

Before September 30, 2011, our PV modules typically were sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. Starting from October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nominal power output for 10 years, and 80.7% of nominal power output for 25 years for multicrystalline PV modules, and to guarantee 98.0% of nominal power output for the first year, 92.0% of nominal power output for 10 years, and 82.0% of nominal power output for 25 years for monocrystalline Panda PV modules. On September 1, 2014, we updated our warranty terms to guarantee 91.2% of nominal power output for 10 years and 80.7% of nominal power output for 25 years for multicrystalline PV modules, and to guarantee 98.0% of nominal power output for the first year, 92.2% of nominal power output for 10 years, and 82.4% of nominal power output for 25 years for monocrystalline Panda PV modules. In addition, we also provided our multicrystalline PV modules and monocrystalline Panda PV modules with a linear-based warranty that guarantees each year’s power output during the twenty-five-year warranty period. In 2012, we entered into a module performance warranty insurance agreement with Munich Re’s specialty primary insurers. According to the agreement, both we and Munich Re could provide additional economic security for large-scale commercial and utility project developers, investors and debt providers during the period from October 1, 2012 to September 30, 2013 in connection with our multicrystalline PV modules. In December 2013, we entered into a similar module performance warranty insurance agreement with another insurance company for the same scope of beneficiaries for 2014, and renewed the agreement in March 2015, January 2016, and January 2017 for the same scope of beneficiaries for 2015, 2016 and 2017, respectively. Nevertheless, we bear the risk of warranty claims long after we have sold our products and recognized revenues. We have only sold PV modules since January 2003, and none of our PV modules has been in use for the entire duration of its warranty period. As of December 31, 2014, 2015 and 2016, our accrued warranty costs amounted to RMB748.4 million, RMB792.1 million, and RMB841.8 million (US$121.2 million) respectively. Moreover, because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate. Since our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty for our products will be adequate in light of our products’ actual performance. If we experience a significant increase in warranty claims, we may incur significant repair and replacement costs associated with such claims. Furthermore, widespread product underperformances or failures will damage our reputation and customer relationships and may cause our sales to decline, which in turn could have a material and adverse effect on our financial condition and results of operations.

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

We identified a material weakness in our internal control over financial reporting as of December 31, 2016 and concluded that our internal control over financial reporting was not effective as of December 31, 2016. The material weakness was that we lacked sufficient accounting and financial reporting personnel to formalize and carry out key controls over the reporting process with respect to certain significant and complex accounting assessments and preparation of our financial statements based on U.S. GAAP and SEC reporting requirements. While we plan to remediate this material weakness (please refer to “Item 15. Controls and Procedures”), we cannot assure you that we will be able to achieve and maintain the adequacy of our internal control over financial reporting in a timely manner.

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

We require many of our customers to make an advance payment representing a small percentage of their orders, which is a business practice that help us manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we need to finance our working capital requirements. We cannot assure you that in the future our customers will not cease adhering to this practice. If our customers were to cease making prepayments to us at the time of their orders, we may not be able to secure additional financing on a timely basis or on terms acceptable to us, or at all. Currently, a significant portion of our revenue derives from credit sales to our customers, generally with payments due within four months after shipment. As a result, any future decrease in the use of cash advance payments by our customers may negatively impact our short-term liquidity and, coupled with increased credit sales to a small number of major customers, may expose us to additional and more concentrated credit risk. This is because a significant portion of our outstanding accounts receivable derives from sales to a limited number of customers. As of December 31, 2014, 2015 and 2016, our five largest accounts receivable balances outstanding accounted for approximately 27.2%, 27.6%, and 16.3% respectively, of our total outstanding accounts receivable. The failure of any of these or other customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. Besides, from time to time we may need to commence legal proceedings in order to recover accounts receivables from customers, which also may increase our cost. Although we have been able to maintain adequate working capital primarily through short-term borrowing, our prior convertible senior notes offering, follow-on offering and medium-term notes offering, other debt issuances and long-term bank borrowings, any failure by our customers to settle outstanding accounts receivable in the future could materially and adversely affect our cash flow, financial condition and results of operations.

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

The family trust of Liansheng Miao, the chairperson of our board of directors and our chief executive officer, controls and beneficially owns 100% of the equity interests in Yingli Power. Yingli Power, in turn, currently beneficially owns approximately 28.88% of our ordinary shares outstanding. Yingli Power has significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The interests of Yingli Power may conflict with our interests or the interests of our other shareholders, including holders of our ADSs.

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

In addition, negative publicity of our company or our affiliates or business partners, whether or not accurate and whether or not applicable to us, could have a material adverse effect on our reputation, business and financial condition. For example, in our annual report on Form 20-F for the year ended December 31, 2014 and 2015, we stated that there was substantial doubt as to our ability to continue as a going concern. However, this statement was taken and interpreted out of context in some media coverage, which exerted considerable pressure on the price of our ADSs. We have stated in this annual report that there is still substantial doubt as to our ability to continue as a going concern. We cannot assure you that our statements in this annual report or other filings and press releases will not be misinterpreted by media or other market participants in the future which may have a material adverse effect on the price of our ADSs and our reputation, business and financial condition. We cannot assure you that in the future there will not be negative rumors or media coverage related to Tianwei Group, Tianwei Baobian, our company, our affiliates or business partners.

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

Our joint venture partner, Tianwei Group has defaulted on certain of its debt obligations and it may again default on its debt obligations in the future. Based on publicly available information, in April 2015 Tianwei Group failed to pay approximately US$13.8 million in interest due on its bonds traded in China. On September 18, 2015, Tianwei Group submitted an application for bankruptcy reorganization to the Intermediate People's Court of Baoding as the firm was unable to meet its maturing liabilities on time. In January 2016, the Intermediate People's Court of Baoding accepted Tianwei Group’s application for bankruptcy reorganization and designated an insolvency administrator. In May 2016, Tianwei Group announced to recruit intentional investors. Under the joint venture contract entered into by and among Tianwei Baobian, Tianwei Group and us, Tianwei Group has significant influence over Tianwei Yingli, one of our principal operating entities. See “Item 4.A. History and Development of the Company — Joint Venture Contract”. If Tianwei Group were controlled by its creditors, there would be uncertainty as to how Tianwei Group’s creditors would exercise their rights in respect of Tianwei Yingli. Tianwei Group’s creditors could prevent Tianwei Yingli from taking actions that are in the best interests of us or Tianwei Yingli. Pursuant to the joint venture contract, Tianwei Group’s creditors also could cause Tianwei Group to subscribe for ordinary shares in us and thereby exert significant influence over our company.

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

We adopted a stock incentive plan in December 2006, or the 2006 stock incentive plan. Our board of directors approved the 2006 stock incentive plan in April 2007, and in May 2007 our shareholders approved the first amendment to the 2006 stock incentive plan in order to increase the number of ordinary shares which we are authorized to issue under the 2006 stock incentive plan. The second amendment to the 2006 stock incentive plan was approved by our board of directors in July 2009 and by our shareholders in August 2009. This second amendment again increased the number of ordinary shares which we are authorized to issue under the 2006 stock incentive plan. Under the 2006 stock incentive plan, as amended, we may grant to our directors, employees and consultants up to 2,715,243 restricted shares and options to purchase up to 10,030,195 of our ordinary shares. As of May 16, 2017, we have granted to four executive officers, 671 employees and 4 independent directors options to purchase 9,563,414 ordinary shares in the aggregate (excluding forfeited and cancelled options) and an aggregate of 2,631,268 restricted shares (excluding forfeited restricted shares) to DBS Trustee Limited, or the trustee, for the benefit of 4 executive officers and 77 employees and non-employees. See “Item 6.B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — 2006 Stock Incentive Plan”. We account for compensation costs for all share-based awards, including share options granted to our directors and employees, using a fair-value based method. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness to us of having such an incentive plan. However, as share options are an important tool to recruit and retain qualified and desirable key personnel, we may not be able to attract and retain such key personnel if we were to reduce the scope of our stock incentive plan.

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

As of the date of this annual report, we have been granted 1,602 patents and currently are applying for 90 patents. Aside from know-how available in the public domain, we have developed in-house unpatented technical know-how that we use to manufacture our products. Many elements of our manufacturing processes involve proprietary know-how, technology or data, either developed by us in-house or transferred to us by our equipment suppliers. Such proprietary know-how, technology and data are not covered by patents or patent applications, and include manufacturing technologies and processes and production line and equipment designs. We rely on a combination of laws and regulations pertaining to patent, trademark, anti-unfair competition and trade secret rights, as well as nondisclosure agreements and other methods, to protect our intellectual property rights. Nevertheless, these measures provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or other of our intellectual property rights, which could have a material and adverse effect on our business, financial condition or results of operations. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to protect our trade secrets or to determine and enforce the validity and scope of the proprietary rights of us or of other rights holders. We cannot assure you that the outcome of any such potential litigation will be in our favor. Such litigation may be costly and may divert the attention of our management as well as our other resources away from our business. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent that we are unable to recover them from other parties. An adverse determination in any such litigation could result in the loss of one or more of our intellectual property rights and may materially and adversely harm our business, prospects and reputation.

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

For example, in October 2012, we received notice of an antitrust and unfair competition lawsuit filed by Solyndra, LLC, a U.S.-based solar company, against us and our subsidiary, Yingli Green Energy Americas, Inc., or Yingli Americas, and two other China-based solar manufacturers in the U.S. District Court for the Northern District of California. Together with co-defendants Suntech Power Holdings Co., Ltd., Suntech America, Inc., Trina Solar Ltd. and Trina Solar (U.S.) Inc., in early March 2013 we and Yingli Americas filed a joint motion to dismiss all of the claims in an amended complaint that was filed by Solyndra’s liquidation trustee. On April 9, 2014, we received an order denying defendants’ joint motion to dismiss Solyndra’s claims. In February 2016, we entered into an agreement to settle these claims, or the Settlement Agreement. According to the Settlement Agreement, we and Yingli Americas paid US$7.5 million to settle Solyndra’s claims. If the annual total sales of PV modules from us and all of our affiliates in any single calendar year between 2016 to 2018 to the United States and Canada and any of their respective territories or districts equals or exceeds 800 megawatts, we will pay Solyndra a single additional payment of US$10 million. The Settlement Agreement was approved by United States Bankruptcy Court for the District of Delaware, which is responsible for adjudicating the Solyndra bankruptcy, in March 2016. The aforementioned lawsuit against us has been dismissed with prejudice, and under the Settlement Agreement, and Solyndra has released us and all of our affiliates from any further claims based on the same or any related facts or allegations. In 2015, we recognized provisions of settlement fee of US$7.5 million (RMB48.7 million) and we didn’t recognize any provisions for the conditional additional payment of US$10 million (RMB64.8 million) since it is not probable that a liability has been incurred.

  In October 2013, we received notice of an antitrust lawsuit filed by Energy Conversion Devices Liquidation Trust, or ECD, through its liquidating trustee, against us and two other China-based photovoltaic panel manufacturers in the U.S. District Court of the Eastern District of Michigan. On April 18, 2014, we and our co-defendants (Suntech America, Inc., Trina Solar Ltd. and Trina Solar (U.S.) Inc.) filed a joint motion to dismiss all of ECD’s claims. On October 31, 2014, the U.S. District Court of the Eastern District of Michigan granted the joint motion dismissing all claims. ECD brought a motion for reconsideration, which was denied on August 20, 2015. ECD brought two separate motions, in December 2014 and August 2015, each to alter or amend the judgment and for leave to file an amended complaint, both which were denied by September 2015. ECD appealed to the U.S. Court of Appeals for the Sixth Circuit, which unanimously affirmed the trial court’s dismissal of ECD’s claims in August 2016. ECD filed a petition for a writ of certiorari to the U.S. Supreme Court, which was denied on April 17, 2017, ending the litigation.

In May and June 2015, two individual plaintiffs respectively filed purported class action securities fraud lawsuits against us, our chairperson and chief executive officer, Mr. Liansheng Miao, and our director and chief financial officer, Mr. Yiyu Wang, in the U.S. District Court for the Central District of California, both alleging, among other things, that we made false and misleading statements and failed to disclose certain material financial information.  In October 2015, the cases were consolidated, and the court appointed lead plaintiffs and lead counsel.  In November 2015, lead plaintiffs filed a consolidated amended complaint. The amended complaint contended that we and certain of our officers and directors made false or misleading statements between December 2, 2010 and May 15, 2015 regarding (i) the Chinese government’s Golden Sun program, which provided subsidies for solar projects in China; and (ii) our accounts receivable attributable to Chinese customers. The sole claim in that complaint was for violation of Section 10(b) of the Securities Exchange Act of 1934.  In December 2015, we filed a motion to dismiss the consolidated suit, and, on May 10, 2016, the Court granted that motion with leave to amend.  On June 24, 2016, lead plaintiffs filed a new complaint, again alleging that, between December 2, 2010 and May 15, 2015, Yingli’s officers made false or misleading statements regarding Golden Sun and accounts receivables.  This complaint added an additional claim against Mr. Miao and Mr. Wang for violation of Section 20(a) of the Exchange Act.  On August 8, 2016, we again filed a motion to dismiss the suit, and, on March 15, 2017, the Court again dismissed the plaintiffs’ claims with leave to amend. The plaintiffs filed a second amended complaint on April 24, 2017. The Court set a briefing schedule requiring the filing of our motion to dismiss by May 30, 2017, plaintiffs’ opposition by July 5, 2017, and our reply by July 19, 2017.  A hearing on the motion is set for August 14, 2017.  It is premature at this stage of the litigation to evaluate the likelihood of favorable or unfavorable outcomes.  Our company intends to defend vigorously against all allegations.

See “Item 8.A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings”.

In the past years, we signed several agreements and amendments with a supplier to provide certain service for us. Due to certain quality control issues related to the supplier and substantial changes in the market, we and this supplier had disputes over the performance of the contracts and our payments of accounts receivable to the supplier. In May 2013, the supplier informed us that it would like to cease the recovery service and claimed compensation. In July 2014, we filed litigation against this supplier for breach of contract and claimed damages against this supplier. In September 2015, the supplier also filed litigation against us for the default in performance of contract and claimed compensation. The Provincial High People’s Court consolidated these two disputes in January 2016, in accordance with our request. At the end of December 2016, the court issued judgments as to these two disputes and we were informed of the judgments in January 2017, in which the court ruled that the agreements and amendments with the supplier shall be rescinded, and we shall pay compensation to the supplier. All other claims of us and the supplier were rejected. At this time, both we and the supplier have appealed to the Supreme People’s Court, so no judgments of the Provincial High People’s Court have yet taken effect. The Supreme People’s Court has not held any hearing yet. We believe that the supplier’s claims lack merit. As such, we are hopeful that the judgment from the Provincial High People’s Court will be overturned in our favor. However, considering the uncertainties involved in the appeals process, we made a provision of RMB59 million, representing the entire amount awarded to the supplier by the initial judgment from the Provincial High People’s Court. Nevertheless, such provision does not constitute, and should not be interpreted or viewed in any manner as, any recognition by us of the merit of any aspect of the judgment from the Provincial High People’s Court. Accordingly, we recorded an accrual for the amount of compensation to the supplier in the year ended December 31, 2016.

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

Our future success depends substantially on the continuing services of our executive officers, in particular Liansheng Miao, our chief executive officer, Jingfeng Xiong, our vice president, Yiyu Wang, our chief financial officer, and Dengyuan Song, our chief technology officer. If one or more of our executive officers are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. In addition, if any of our executive officers joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers has entered into an employment agreement with us, which contains confidentiality and non-compete provisions. However, if any dispute were to arise between one of our executive officers and us, we cannot assure you that such officer’s employment agreement could be fully enforced in China. Furthermore, recruiting and retaining capable personnel, particularly experienced engineers and technicians who are familiar with our PV products manufacturing processes, is vital to maintaining the quality of our PV products and to improving continuously our production methods. There is substantial competition for qualified technical personnel, and we cannot assure you that we will be able to attract or retain qualified technical personnel. If we are unable to attract and retain qualified employees, key technical personnel and our executive officers, our business may be materially and adversely affected.

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

Moreover, we started manufacturing without having completed certain examination and acceptance procedures required by relevant regulations. Our failure to pass these examination and acceptance procedures before commencing manufacturing may subject us to penalties, such as monetary fines or suspension of our business operations. Moreover, on March 6 and March 12, 2014, Hainan Yingli received notices from the Department of Land, Environment and Resources of Hainan Province, or Hainan LER Department, and the Haikou Municipal Environmental Protection Bureau, respectively, requesting Hainan Yingli to (i) suspend partially its production lines, and (ii) apply for new environmental impact assessments for the increase in its production capacity due to equipment upgrades. See “Item 4.B. Business Overview — Environmental Matters”. On May 16, 2014, Hainan Yingli obtained trial production permits from Hainan LER Department, and on October 29, 2014, Hainan LER Department approved our application for new environmental impact assessments. On December 12, 2014, Hainan Yingli obtained a Pollutant Discharge Permit from Hainan LER Department which was valid until December 12, 2015. On March 26, 2015, Hainan Yingli received a notice from the Haikou Municipal Environmental Protection Bureau, demanding payment of an environmental penalty of RMB62,630.40, and Hainan Yingli paid the penalty amount in full in April 2015. On December 12, 2015, Hainan Yingli obtained a renewed Pollutant Discharge Permit from Hainan LER Department which will be valid until December 22, 2017. On November 2016, Hainan Yingli received notices from the Department of Ecology and Environment Protection of Hainan Province and Haikou Municipal Environmental Protection Bureau for its failure to meet the requirements for waste acid and pollutant discharge, demanding payment of environmental penalties in the total amount of RMB 0.4 million and Hainan Yingli paid the penalty amount in full in December 2016. Meantime, Hainan Yingli has adopted a series of measures, such as strengthening management and upgrading facilities, to avoid the recurrence of similar incidents in the future.

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

We had failed to fully make contributions to the social insurances and housing provident fund for our employees, which may subject us to penalties from local regulatory authorities and cause disputes with our employees.

Under relevant local regulations in China where we have operations, we are required to make contributions to our employees’ social insurances and housing provident fund on a monthly basis, and will be subject to penalties if we delay any of such contributions for more than three months. Due to our tight cash flow since mid-2015, some of our subsidiaries failed to fully make contributions to the social insurances and housing provident fund for their employees on time. As such, these subsidiaries had not been in compliance with local regulations on social insurances and housing provident fund, and could be subject to penalties from local regulatory authorities. Under PRC laws, potential penalties could reach 100%-300% of the delayed amount for social insurances and 300%-500% of the delayed amount for housing provident fund. We have engaged in active discussions with the relevant local regulatory authorities, clarifying our situation to them and seeking their understanding. While the local regulatory authorities indicated that they understood our situation and had not imposed any penalties on us yet and we have fully paid up all overdue amounts and are currently making contributions to our employees’ social insurances and housing provident fund on a monthly basis as of the date of this annual report, there can be no assurance that they will not impose penalties on us in the future. In addition, our employees may file claims against us for, or otherwise have disputes with us resulting from, our failure to make the required contributions and such disputes could lead to lengthy and costly lawsuits or other legal proceedings. Any penalties imposed on us by regulatory authorities, any further failure on our part to make the required contributions on time and in full, or any disputes with our employees or lawsuits and legal proceedings resulting therefrom could have a material adverse effect on our business, financial condition and results of operations.

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

In addition, we cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, the growth rate of China’s gross domestic product has slowed down in recent years, from 6.9% in 2015 to 6.7% in 2016. The Chinese government has set the expected gross domestic product growth rate at 6.5% for 2017. We cannot assure you that the various macroeconomic measures, monetary policies and economic stimulus package adopted by the PRC government to guide economic growth and the allocation of resources will be effective in sustaining the rapid growth rate of the Chinese economy.

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

We are a holding company and we rely principally on dividends and other distributions on equity paid by our major PRC operating subsidiaries, including Tianwei Yingli, Yingli China, and Hainan Yingli New Energy Resources Co., Ltd., or Hainan Yingli, a PRC limited liability company and a subsidiary of Yingli China, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses. If Tianwei Yingli, Yingli China, Hainan Yingli, Tianjin Yingli or Lixian Yingli incurs debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. As entities established in China, Tianwei Yingli, Yingli China, Hainan Yingli, Tianjin Yingli and Lixian Yingli are subject to certain limitations with respect to dividend payments. PRC regulations currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China.

As a Sino-foreign equity joint venture, Tianwei Yingli also is required each year to set aside a percentage, as decided by its board of directors, of its after-tax profits based on PRC accounting standards to its reserve fund, enterprise development fund and employee bonus and welfare fund. As of December 31, 2016, such restricted reserves of Tianwei Yingli amounted to RMB236.9 million (US$34.1 million).

As a foreign investment enterprise, Yingli China is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital, and to set aside a certain amount of its after-tax profits each year, if any, to its employee bonus and welfare fund. These reserves may not be distributed as cash dividends. As of December 31, 2016, such restricted reserves of Yingli China amounted to RMB183.9 million (US$26.5 million).

As a PRC domestic company, Hainan Yingli is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital. These reserves may not be distributed as cash dividends. As of December 31, 2016, such restricted reserves of Hainan Yingli amounted to RMB56.1 million (US$8.1 million).

As a PRC domestic company, Tianjin Yingli is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital. These reserves may not be distributed as cash dividends. As of December 31, 2016, such restricted reserves of Tianjin Yingli amounted to RMB9.7 million (US$1.4 million).

As a PRC domestic company, Lixian Yingli is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital. These reserves may not be distributed as cash dividends. As of December 31, 2016, such restricted reserves of Lixian Yingli amounted to RMB2.0 million (US$0.3 million).

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

Our business could be adversely affected by the effects of Severe Acute Respiratory Syndrome, or SARS, avian flu, or another epidemic or outbreak. In 2005 and 2006, there were reports on occurrences of avian flu in various parts of China, including a few confirmed human cases. During 2007 and early 2008, there were reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. In 2009 and 2010, there were reports on occurrences of swine flu, caused by the H1N1 virus, in Mexico, the United States, China and certain other countries and regions around the world. In 2013, there were reports on occurrences of avian flu, caused by the H7N9 virus, in certain regions in China. An outbreak of avian flu or swine flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the occurrence in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, also would have similar adverse effects. The Ebola virus outbreak in West Africa that began in March 2014 was the largest and most complex Ebola outbreak since the Ebola virus was first discovered in 1976. This Ebola outbreak was declared a Public Health Emergency of International Concern by the World Health Organization (“WHO”) on August 8, 2014. In January 2016, WHO declared the end of Ebola outbreak in West Africa since in March 2014. These outbreaks of contagious diseases, and other adverse public health developments in China, would have a material and adverse effect on our business operations. These could include restrictions on our ability to travel or to ship our products outside of China, as well as cause temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, swine flu, SARS or any other epidemic.

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

On January 6, 2016, we were notified by the NYSE that we had regained compliance with NYSE’s continued listing criteria regarding the price of the ADSs since the average closing price of the ADSs for the consecutive 30 trading days ended December 31, 2015 and the closing price of the ADSs on December 31, 2015 both exceeded US$1.00. The last reported trading price of our ADSs on May 11, 2017 was US$2.4 per ADS.

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

As of the date of this annual report, we had 181,763,770 ordinary shares outstanding, including 128,933,690 ordinary shares represented by ADSs. All ADSs sold in our public offerings are freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. All of the remaining ordinary shares outstanding are, subject to the applicable requirements of Rule 144 under the Securities Act, available for sale. If our existing shareholders sell, or are perceived as intending to sell, substantial amounts of our ordinary shares or ADSs, including those issued upon the exercise of our outstanding stock options, the market price of our ADSs could fall. Such sales, or perceived potential sales, by our existing shareholders might make it more difficult for us to issue new equity or equity-related securities in the future at such a time and place as we deem appropriate.

We have fallen below the continued listing requirements of the New York Stock Exchange, and if we cannot regain compliance in time, our ADSs may be delisted and the liquidity and the trading price of our ADSs could be materially and adversely affected.

We received notification from the New York Stock Exchange, or NYSE, in February 2017 of our company’s non-compliance with the continued listing standards because our average market capitalization had been less than US$50 million over a consecutive 30 trading-day period and our last reported shareholders’ equity was less than US$50 million. In order to maintain continued listing on the NYSE, our company has submitted a plan to the NYSE demonstrating how we intend to regain compliance with the NYSE’s continued listing standards within eighteen months of the notification from NYSE. The NYSE staff will then evaluate the plan to determine whether our company has made a reasonable demonstration of an ability to come into conformity with the listing standard within eighteen months. Should our company not meet the specified criteria within that period, our ADSs may be subject to trading suspension and possible delisting from the NYSE.

We also were notified by the NYSE on August 13, 2015, of our company’s non-compliance with the continued listing standard because the average closing price of our ADSs was less than US$1.00 per ADS over a consecutive 30 trading-day period. In December 2015, we effected a ratio change in our ADS program. Following that change, each ADS represents ten (10) ordinary shares, compared to each ADS representing one (1) ordinary share prior to the ratio change. Consequently, since the date of the ratio change the trading price of our ADSs has been in excess of US$1.00. However, the trading price of our ADSs has experienced further significant decline since the ratio change and it may drop below US$1.00 again in the future, which may again cause our non-compliance with such continued listing standard.

Should we fail to regain compliance with NYSE’s continued listing requirements or encounter any additional non-compliance, our ADSs may be delisted from the NYSE, and the liquidity and the trading price of our ADSs could be materially and adversely affected.

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

 In addition to Tianwei Yingli, we also have established or acquired subsidiaries in strategic locations across the PRC, including Haikou, Tianjin, Hengshui, Lhasa, Guangzhou, Beijing, Suzhou, Shandong, Guangxi and Shenzhen to manufacture, assemble or sell PV modules and systems and ancillary materials. In December 2016, Yingli China entered into an agreement with Hainan NCI, the non-controlling interest holder of Hainan Yingli, to acquire 4.25% equity interest of Hainan Yingli. Contemporaneously, Yingli China together with Hainan Yingli signed an agreement with Hainan NCI to dispose all of their equity interest of 26.53% in Hainan Tianneng to Hainan NCI. In addition to the two agreements mentioned above, Hainan NCI, Hainan Tianneng, Yingli China and Hainan Yingli also signed an agreement to net off the payables and receivables among each other. As a result, Yingli China’s equity interests in Hainan Yingli increased from 95.75% to 100%.

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

Our principal executive offices are located at No. 3399 Chaoyang North Street, Baoding, Hebei Province, People’s Republic of China. Our telephone number at this address is (86 312) 8929-787 and our fax number is (86 312) 8929-800. Our agent for service of process in the United States is located at 33 Irving Place, 10th Floor, New York, NY 10017, USA. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

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

Overview

We are one of the world’s leading solar panel manufacturers, and our manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly. As of the date of this annual report, we currently have an annual manufacturing capacity of approximately 3,000 megawatts for ingot and wafer, 3,200 megawatt for PV cells and 4,000 megawatts for PV modules. Our products and services substantially cover the entire PV industry value chain, ranging from crystalline polysilicon ingots and wafers, PV cells and PV modules to the manufacture and installation of PV systems, and starting from 2012, to the development and operation of solar projects. We believe that we are one of the leading PV companies in the world to have adopted a vertically integrated business model. Our end-products include PV modules and PV systems of different sizes and power output. We sell PV modules under our own brand names, Yingli and Yingli Solar, to PV system integrators and distributors located in various markets around the world, including China, Japan, the United States, Europe, South Africa, Turkey, South Asia, Australia, Latin Americas and Middle East, etc.

Our Products and Services

Our products and services include the manufacture of polysilicon ingots and wafers, PV cells, PV modules and integrated PV systems and the development and operation of solar projects, which encompass substantially the entire PV industry value chain, with the manufacture of polysilicon feedstock being the only significant exception.

Polysilicon Ingots and Wafers

A polysilicon ingot is formed by melting, purifying and solidifying polysilicon feedstock into a brick-shaped ingot. The polysilicon ingots are then cut into blocks. The polysilicon blocks are then sliced into wafers. Thinner wafers enable a more efficient use of polysilicon, and lower the cost per watt of power produced.

Since the middle of 2015, we have experienced lower-than-expected utilization of our production capacity because we did not have sufficient working capital to maintain the full utilization of production facilities as a result of the tight cash flow. This tight cash flow is partially due to our repayment of three-year unsecured medium-term notes in the principal amount of RMB1.2 billion when they matured in May 2015, and our repayment of 70%, or RMB700 million, of five-year unsecured medium-term notes in the principal amount of RMB1.0 billion when they matured in October 2015. As a measure to reduce our operating cash requirements in 2015 and 2016, we have contracted with third parties to allow them operate more than half of our polysilicon ingot and wafer production facilities. These third parties pay us a monthly fee to operate these production facilities, pay the salaries of our staff members employed and utility expenses incurred at such facilities, produce fixed volumes of polysilicon ingots and wafers on a monthly basis, and cover all other manner of operating, ancillary, and raw material expenses of such production. As part of the arrangement, we agree to purchase all or part of the wafers so produced by said third parties based on our needs at designated prices, subject to certain adjustments under the relevant agreements. As these third parties would provide all the working capital required for production of the polysilicon ingots and wafers, these arrangements effectively help us finance our production value chain, reduce our working capital requirements, and increase the utilization of our polysilicon ingot and wafer production facilities. Our agreements with these third parties typically have a term of one year. We cannot assure you that we will be able to renew these agreements when they expire or that these third parties will not breach or early terminate the agreements.

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

In addition, we have commercialized 600 megawatts of monocrystalline production capacity for each of monocrystalline ingots and wafers, cells and modules in Baoding, Hebei Province. These production lines are designed to produce next-generation high efficiency monocrystalline PV cells based on the technology developed through Project PANDA, a collaboration project among us, the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells. We achieved an average cell conversion efficiency rate of 20.8% on the PANDA commercial production lines in 2016.

We generally use all of our PV cells (except certain low efficiency PV cells) in the production of our PV modules. However, in 2015 and 2016, we entered into agreements to process PV cells for third parties as an Original Equipment Manufacturer (OEM) in order to improve the utilization rate of our production capacities. In 2015 and 2016, we generated RMB389.5 million and RMB308.4 million, or 3.9% and 3.7% respectively of our total revenue, from our cells and PV module processing services.

PV Modules

A PV module is an assembly of PV cells that are electrically interconnected, laminated and framed in a durable and weatherproof package. In 2015 and 2016, in order to improve the utilization rate of our production capacities, we entered into agreements to process PV modules for third parties as OEM. Our own PV modules are generally made with a frame design. However, in 2016, we commercialized the frameless PANDA Bifacial module, which integrates the technology of PANDA n-type monocrystalline PV cells and is made of two layers of 2.5mm thick low-iron tempered glass, replacing the conventional back sheet and glass structure. In addition, the PANDA Bifacial module can generate power not only from the front side, but also from the rear side by making use of the reflected photons that hit the module on the back side, depending on the environmental condition of installation. The PANDA Bifacial module has received China General Certification Centre’s (“CGC”) Top Runner Program certification in the end of 2016, which was the first Top Runner Program certification to module that can generate power by both the front and rear sides in China. In early 2017, we also launched our Hotspot Free module, which can eliminate potential safety risks such as fire and material degradation and ensure better safety, module reliability and higher returns.

A majority of our own PV modules are made with PV cells produced by us and have output ranging from 250 to 340 watts. The following table sets forth the major types of modules produced by us:

Dimensions	Weight	Maximum Power	Optimum Operating Voltage
(mm x mm)	(Kilograms)	(Watts)	(Volts)
1640 x 990	18.5	250 - 275	29
1640 x 990	18.5	270 - 290	30
1640 x 990	18.5	275 - 300	30
1960 x 990	25.5	300 - 325	35
1960 x 990	25.5	315 - 340	36
1660 x 992	23.0	310 - 330	35
1986 × 998	29.5	325 - 350	36

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

Manufacturing

We started producing PV modules in 2002 and started producing polysilicon ingots and wafers in October 2003 and PV cells in March 2004. Currently, we have an annual manufacturing capacity of approximately 3,000 megawatts for ingots and wafers, 3,200 megawatts for PV cells and 4,000 for PV modules. We generally use our polysilicon wafers and PV cells as materials in the production of our own PV modules. However, since mid- 2015, we have experienced lower-than-expected utilization of our production capacity due to tight cash flow, and accordingly, we have contracted with third parties to allow them operate more than half of our polysilicon ingot and wafer production facilities and purchase all or part of the wafers so produced by said third parties based on our needs at designated prices, subject to certain adjustments under the relevant agreements. In addition, in 2015 and 2016, we entered into agreements to process PV cells and PV modules for third parties as an Original Equipment Manufacturer (OEM). These collective efforts have led to increases in capacity utilization rate of 55% in the second quarter of 2015 to more than 80% in the fourth quarter of 2015, and helped our company maintain an overall capacity utilization rate of approximately 60% in the fourth quarter of 2016 despite more challenging cash conditions.

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

Manufacturing Capacity

Currently, we have an annual manufacturing capacity of approximately 3,000 megawatts for ingots and wafers, 3,200 megawatts for PV cells and 4,000 megawatts for PV modules. Our production facilities are located in Baoding and Hengshui, Hebei Province, Haikou, Hainan Province and Tianjin.

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

In addition, given our current situation, we are currently in the process of restructuring our overseas business and disposing our downstream development business in Europe, Africa, and other markets outside of China with the aim of focusing on module sales.

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

In 2016, we purchased the substantial majority of our raw materials and other consumables (other than polysilicon) from Chinese suppliers. Where possible, we seek to procure raw materials and other consumables from suppliers with proven quality and cost advantages. To more effectively control the purchasing cost of raw materials, in 2016 we implemented a public bidding system in selecting qualified suppliers who meet our requirements.

Polysilicon is the most important raw material used in our production process. Due to growing global demand for polysilicon, polysilicon prices had increased substantially over the past few years until the fourth quarter of 2008. From the fourth quarter of 2008 to the second quarter of 2009, as the result of increased polysilicon manufacturing capacity and decreased demand for polysilicon due to the global financial crisis in 2008 and 2009, the price of polysilicon decreased significantly. Although the polysilicon price rebounded between the third quarter of 2010 and first quarter of 2011 due to the recovery of demand for PV products in certain markets, the polysilicon price has decreased significantly starting from the second quarter of 2011 as the result of increased polysilicon manufacturing capacity for polysilicon and downward price pressure from the decreasing average selling prices of PV modules. In 2012, polysilicon prices continued to decline and reached a historical low of approximately US$14 per kilogram in November 2012. Partly due to China’s anti-dumping and anti-subsidy investigations against U.S., South Korean and European polysilicon manufacturers, polysilicon prices rebounded slightly since December 2012. Since June 2013, polysilicon price has begun to increase and reached approximately US$22 until the first half of 2014. From the second half of 2014, polysilicon price began to decrease significantly and the spot market price fluctuated under US$20 per kilogram as of the date of this annual report with a historically low level close to US$12 per kilogram at the end of 2016. However, any significant increase in the price for polysilicon in the future would materially and adversely affect our profitability and results of operations.

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

Between 2006 and 2010, we entered into seven long-term supply contracts with Wacker Chemie AG, or Wacker, a German polysilicon supplier, to provide supplies of polysilicon from 2009 through 2013, from 2009 through 2017, from 2010 through 2018, from 2009 through 2011, from 2010 through 2017, from 2011 through 2013 and from 2011 through 2018, respectively. In addition, in February 2008 we entered into one long-term supply agreement with OCI Company Ltd., or OCI, formerly known as DC Chemical, to provide supplies of polysilicon for the period from 2009 through 2013. From 2009 to 2013, we entered into another two long-term supply contracts with OCI, to provide supplies of polysilicon from 2011 through 2015 and from 2012 through 2018, respectively. We also entered into a polysilicon supply contract with Daqo New Energy Corp., or Daqo, formerly known as Sailing, for supplies of polysilicon from the fourth quarter of 2008 through the end of 2010. In August 2010, we entered into another polysilicon supply agreement with Daqo for supplies of polysilicon from 2011 through 2012. In March 2011, we entered into a long-term polysilicon supply agreement with Hemlock Semiconductor Pte. Ltd., or Hemlock, to provide supplies of polysilicon from 2013 through 2020. In November 2011, we and Hemlock agreed to amend this long-term supply agreement to purchase polysilicon starting from 2012 through 2020 instead of 2013 through 2020. In October 2013, we also entered into an agreement with a certain vendor to amend our long-term supply contracts with the vendor to include a price adjustment mechanism that allows the vendor and us to renegotiate the purchase price on a quarterly basis within a specified price range based on prices then prevailing in the open market. Due to fluctuations in polysilicon prices, we successfully negotiated and executed amendments for current purchases on a quarterly or monthly basis with some of these vendors that amended certain commercial terms such as total contract quantity, advance payment arrangements and unit prices for the relevant quarter or month several times in 2014, 2015 and 2016. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Our polysilicon cost may be higher than the market level as a result of our long-term polysilicon purchase commitment with fixed prices, and we have failed to perform certain of our long-term polysilicon supply contracts according to their original terms”.

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

We have received many types of international certifications for our products and quality assurance programs, which we believe demonstrates our technological capabilities and foster the confidence of our customers. The following table sets forth the major certifications we have received and major test standards our products have met as of the date of this annual report:

Certification or Test Dates	Certification or Test Standard	Relevant Products
February 2004, and renewed in February 2016	ISO 9001:2000 (renewed as ISO 9001:2008) quality system certification, established by the International Organization for Standardization, an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes.	The design and manufacture of crystalline silicon solar modules, solar cells, multi-crystalline silicon wafers and multi-crystalline silicon ingots

April 2004, December 2010 and renewed in February 2012, September 2012 and January 2016	UL certification, authorized by Underwriters Laboratories Inc., an independent, not-for-profit product-safety testing and certification organization in the United States; evaluated in accordance with USL (Standard for Safety, Flat-Plate Photovoltaic Modules and Panels, UL 1703) and CNL (Canadian Other Recognized Document, ULC/ORD-C1703-01, Flat-Plate Photovoltaic Modules and Panels).	Certain models of PV modules

August 2004, July 2005, January 2006, February 2007, May 2007, July 2007, June 2008, May 2009, November 2009, February 2010, August 2010, November 2010, March 2011, April 2011, June 2011, November 2011, December 2011, April 2012, May 2012, March 2014, April 2015	TÜV certification, conducted by TÜV Immissionsschutz und Energiesysteme GmbH, an independent approval agency in Germany, against the requirements of Safety Class II Test (Crystalline terrestrial Photovoltaic (PV) Modules — Design qualification and type approval, IEC61215:2005, Photovoltaic (PV) module safety qualification, IEC61730 • :2004, factory inspection certification, IEC 61215:2005 and IEC 61730:2004, salt mist corrosion testing, IEC 61701:2011, and ammonia corrosion testing, IEC EN 61215 on PV modules.	Certain models of PV modules

January 2007 and renewed in February 2016	ISO 14001: 2004 certification for environment management system.	The design and manufacture of crystalline silicon solar modules, solar cells, multi-crystalline silicon wafers and multi-crystalline silicon ingots

November 2009	CEC-California, conducted by UL, against UL and IEC standard.	Certain models of our PV modules

July 2010 and renewed in June 2012	“Golden Solar” certification by CGC, against the requirements of IEC61215:2005.	Certain models of our PV modules

March 2011	“Golden Solar” certification by CGC, against the requirements of IEC61215:2005.	PANDA series modules

August 2011 and August 2012	JET certification, conducted by Japan Electrical Safety & Environment Technology Laboratories, an independent approval agency in Japan, against the requirement of IEC61215:2005 and IEC61730:2004	Certain models of our PV modules

August 2011	MCS certification authorized by United Kingdom Accreditation Service (UKAS), a non-profit independent certification company, against the requirements of MSC 010-1.5 and MSC 005-2.3.	Certain models of our PV modules

September 2011	KEMCO certification, conducted by South Korea Energy Management Corporation in South Korea, against the requirements of IEC61215:2005 and IEC61730:2004.	PANDA series modules

October 2011	Inmetro certification, conducted by Inmetro in Brazil, against IEC or UL standard.	Certain models of our PV modules

July 2012 and renewed in August 2014	PCCC certification, conducted by Power (Beijing) Product Certification Center Co., Ltd, against IEC 61215:2005 and IEC 61730:2004.	Certain models of our PV modules

August 2012	TÜV certification, conducted by TÜV Rheinland Japan Ltd, against the requirement of JIS Q 8901:2012.	PV modules requirement for reliability assurance system (design, production and performance guarantee)

May 2013	CEC-Australian certification, conducted by Clean Energy Council Limited, against IEC 61215:2005 and IEC 61730:2004.	Certain models of our PV modules

May 2013	SGS certification, conducted by SGS-CSTC Standard Technical Service (Shanghai) Co., Ltd, against IEC 61215:2005, IEC 61730:2004 and IEC 60068-2-68 blowing sand test.	Certain models of our PV modules

June 2013 and renewed in April 2015	TÜV certification, conducted by TÜV SUD Product Service GmbH, against the requirements of IEC 61215:2005, IEC 61730:2004 and IEC 82/685/NP PID-free.	Certain models of our PV modules

June 2013 and renewed in April 2015	FRONTRUNNER certification, conducted by the China General Certification Centre (“CGC”), against the requirements of CGC/GF063 and CGC-R46076	PANDA Bifacial modules

Markets and Customers

Our products are sold in China’s domestic market and in various international markets, including, among others, Japan, the United States, Turkey, France, Germany and the United Kingdom. The following table sets forth the revenues generated from our major markets as percentages of our net revenues for the periods indicated.

	Year Ended December 31,
	2014	2015	2016
	%	%	%
PRC	35.2	40.9	58.9
Japan	19.3	27.3	28.2
United States	17.8	12.5	6.1
United Kingdom	7.7	0.8	1.1
Turkey	0.9	5.5	0.8
France	1.5	3.6	0.0
Germany	5.2	1.7	0.0

For a breakdown of our net revenue by geographic regions for 2014, 2015 and 2016, see Note (27) to our audited consolidated financial statements included elsewhere in this annual report.

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

Over the last two years, our company has been adjusting and pursuing more flexible market strategies. For example, we have granted priority to orders with higher prices and better payment terms in China. Through collaboration with premium Chinese clients, we have secured approximately 700MW of full payment orders in 2015 and 2016 in China, effectively accelerating our cash collection. In addition, we have also prioritized sales of PV modules to markets with higher average selling prices of PV modules such as Japan, in order to improve cash flow and increase our profit margins per watt.

We employ a total of approximately 45 marketing and sales personnel at our headquarters in Baoding and Beijing. We believe that the adoption of China’s Renewable Energy Law and the PRC government’s commitment to developing sources of renewable energy will contribute to rapid growth of the PV market in China. We plan to leverage our existing relationships with end-users to further increase our sales in China. As part of our efforts to expand overseas, we have built an international sales team of 143 representatives located in China, the United States, Japan, Germany, Spain, South Africa, Australia and Singapore and expect to further expand our overseas sales force in the future.

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

Customer Support and Services

We provide customer support and services in China through dedicated teams of technical service personnel in different locations including Baoding, Beijing, Shenzhen, Tianjin, Hainan, Shandong and Tibet. Our customer support and services teams coordinate their activities with our marketing, technology, quality and manufacturing departments.

We provide customer support and service to overseas customers through our overseas subsidiaries and regional headquarters located in our major markets, such as the United States, Japan, Germany, Spain, South Africa, Australia and Singapore etc. In addition, we are currently in the process of restructuring our business in Europe in order to focus on module sales. Before September 30, 2011, our PV modules were typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty against declines of more than 10% and 20% of initial power generation capacity, respectively. From October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nominal power output for 10 years, and 80.7% of nominal power output for a period of 25 years for multicrystalline PV modules and 98.0% of nominal power output for the first year, 92.0% of nominal power output for 10 years, and 82.0% of nominal power output for a period of 25 years for monocrystalline Panda PV modules. From September 1, 2014, we updated our warranty terms to guarantee 91.2% of nominal power output for 10 years and 80.7% of nominal power output for 25 years for multicrystalline PV modules, and to guarantee 98.0% of nominal power output for the first year, 92.2% of nominal power output for 10 years, and 82.4% of nominal power output for 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with a linear-based warranty which guarantees each year of power output during the twenty-five-year warranty period. In 2012, we entered into a module performance warranty insurance agreement with Munich Re’s specialty primary insurers. According to the agreement, both of us will provide additional economic security for large-scale commercial and utility project developers, investors and debt providers during the period from October 1, 2012 to September 30, 2013. In December 2013, we entered into a similar module performance warranty insurance agreement with another insurance company for the same scope of beneficiaries for the period from January 1, 2014 to December 31, 2014, and renewed the agreement in March 2015, January 2016, and January 2017 for the period from January 1, 2015 to December 31, 2015, from January 1, 2016 to December 31, 2016, and from January 1, 2017 to December 31, 2017 respectively. In 2014, we launched the new comprehensive warranty, and the PV modules achieved PID resistance identification according to the IEC standard. Nevertheless, we bear the risk of warranty claims long after we have sold our products and recognized revenues. Because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate, and because our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty provided by us for our products will be adequate in light of the actual performance of our products. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Unsatisfactory performance of or defects in our products may cause us to incur additional warranty expenses, damage our reputation and cause our sales to decline”.

Intellectual Property

We have registered our trademarks “Yingli” and “Yingli Solar” in China. We have full rights to use “Yingli Solar” in a number of foreign jurisdictions where we sell or plan to sell our products, including all members of the European Union, the United States and Canada. As of the date of this annual report, we have been granted 1,602 patents and are applying for 90 patents. We rely on a combination of patent, trademark, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Aside from the know-how available in the public domain, we have developed in-house unpatented technical know-how that we use to manufacture our products. Many elements of our manufacturing processes involve proprietary know-how, technology or data, either developed by us in-house or transferred to us by our equipment suppliers, which are not covered by patents or patent applications, including manufacturing technologies and processes and production line and equipment designs. We have taken security measures to protect these elements. Substantially all of our research and development personnel are parties to confidentiality, non-compete and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop during the terms of their employment with us. We also take other precautions, such as internal document and network assurance and using a separate dedicated server for technical data. Since our inception we have not had any material intellectual property claims brought against us. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry —Our limited intellectual property protection both within and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, either of which may have a material and adverse effect on our business, results of operations and financial condition”.

Competition

The PV market is intensely competitive and rapidly evolving. The supply of PV products has rapidly increased due to the growth of actual and forecasted demand for PV products and relatively low barriers to entry. The weakened demand for PV modules due to weakened macroeconomic conditions and tightened credit for PV project financing, combined with the increased supply of PV modules in recent years, have caused the price of PV modules to decline since the beginning of the fourth quarter of 2008. Since the last quarter of 2012, the price of PV modules has remained relatively stable primarily due to the shake-out of certain uncompetitive production capacity and increased demand worldwide. Demand started to increase from the second half of 2013 and the prices of PV modules slightly increased at the same time. However, prices of PV modules slightly declined again in 2015 and continued to significantly decline in the second half of 2016 mainly due to increased capacity and decreases in FIT in China. We expect that the prices of PV products, including PV modules, may continue to slightly decrease due to continued reductions in the cost of their manufacture and increasing competitive on markets worldwide. If we fail to attract and retain customers in our target markets for our current and future core products, namely PV modules and PV systems, we will be unable to increase our revenues and market share.

In 2014, 2015 and 2016, portions of our revenues have derived from overseas markets, including in Japan, the United States, Europe, South Africa, Turkey, South Asia, Australia, Latin Americas and Middle East, etc. In these markets, we compete with both local and international producers of solar products, including PV module manufacturers such as SunPower Corporation, thin film solar module manufacturers such as First Solar, Inc., and integrated PV product manufacturers such as SolarWorld AG, Renewable Energy Corporation and Trina Solar Limited. In 2016, sales in China accounted for approximately 58.9% of our total revenues, compared to approximately 35.2% in 2014 and approximately 40.9% in 2015. We expect more competition from local PV module manufacturers in China as we continue to expand in the China market.

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

We have devoted significant efforts to technological innovation and progressive equipment upgrades in some of our manufacturing facilities to improve our production efficiency. Due to these technological innovations and equipment upgrades, our utilization rate in these manufacturing facilities was increased. Actual production capacity of HainanYingli’s manufacturing facilities even exceeded the original capacity permitted by its existing environmental assessment approvals. On March 6 and March 12, 2014, Hainan Yingli received notices from the Department of Land, Environment and Resources of Hainan Province, or the Hainan LER Department, and the Haikou Municipal Environmental Protection Bureau, respectively, requesting Hainan Yingli to (i) suspend partially its production lines, and (ii) apply for new environmental impact assessments for its increased production capacity due to equipment upgrades. In addition, three fines were levied against Hainan Yingli in a total amount of approximately RMB0.27 million. Hainan Yingli worked closely with the relevant local governmental authorities for the new environmental impact assessments and to re-obtain the trial production permits. On May 16, 2014, Hainan Yingli obtained trial production permits from the Hainan LER Department and on October 29, 2014, the Hainan LER Department approved Hainan Yingli’s environmental impact assessment. On December 12, 2014, Hainan Yingli obtained a Pollutant Discharge Permit from Hainan LER Department, which was valid until December 12, 2015. On March 26, 2015, Hainan Yingli received a notice from the Haikou Municipal Environmental Protection Bureau, demanding payment of an environmental penalty in an amount of RMB62,630.40, and Hainan Yingli paid the penalty amount in full in April of 2015. On December 12, 2015, Hainan Yingli obtained a renewed Pollutant Discharge Permit from Hainan LER Department, which Permit is valid until December 22, 2017. On November 2016, Hainan Yingli received notices from the Department of Ecology and Environment Protection of Hainan Province and Haikou Municipal Environmental Protection Bureau for its failure to meet the requirements for waste acid and pollutant discharge, demanding payment of environmental penalties in the total amount of RMB0.4 million and Hainan Yingli paid the penalty amount in full in December 2016. Meantime, Hainan Yingli has adopted a series of measures, such as strengthening management and upgrading facilities, to avoid the recurrence of similar incidents in the future.

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

Insurance

We maintain an insurance policy covering losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our inventory, fixed assets and ongoing projects amounted to approximately RMB9,870 million as of the date of this annual report. We also maintain insurance policies in respect of marine, air and inland transit risks of our products. In addition, we have obtained product liability insurance coverage. The insurance policy covers bodily injuries and property damage caused by products we have sold, supplied or distributed up, to specified limits. We do not maintain any insurance coverage for business interruption or key-person life insurance for our executive officers. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material and adverse effect on our results of operations. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We have limited insurance coverage and may incur uncovered losses resulting from business interruption or natural disasters”.

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

On November 29, 2011, the MOF, the NDRC and the National Energy Administration, or the NEA, jointly issued the Interim Measures for the Administration of Levy and Use of Renewable Energy Development Fund, which provides that development funds for renewable energy include designated funds arranged by the public budget of national finance, and renewable energy tariff surcharge collected from electricity consumers. Solar power projects can only receive central government subsidies after completing certain administrative and perfunctory procedures with the relevant authorities of finance, price and energy to be qualified for such subsidy.

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

On March 14, 2012, the MOF, the NDRC and the NEA jointly issued interim measures for the management of additional subsidies for renewable-energy power prices, according to which relevant renewable-energy power generation enterprises are entitled to apply for subsidies for their renewable power generation projects that satisfy relevant requirements set forth in the measures.

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

On December 26, 2016, NDRC announced on its website the solar power tariff revisions for 2017 as follows: (i) in 2017, for solar power plants in resource zones I, II and III, the FIT shall be lowered from the 2016 rates of RMB0.80 per kWh, RMB0.88 per kWh and RMB0.98 per kWh, respectively, to RMB0.65 per kWh, RMB0.75 per kWh and RMB0.85 per kWh, respectively, representing decreases of 19%, 15% and 13%, respectively; (ii) the subsidy for distributed solar power plants shall remain unchanged at RMB0.42 per kWh; (iii) for solar power projects registered prior to 2017 and eligible for fiscal subsidies, the 2016 FIT rates shall remain applicable if they are connected to the grid and in operation by June 30, 2017; and (iv) future solar power tariffs will be revised annually in accordance with cost changes.

In late 2016, the NEA announced that the “Super Top Runner” program will be launched soon. The “Super Top Runner” program aims at advocating state-of-the-art technologies prior to mass production, and this will greatly promote the R&D of high-efficiency modules. Instead of bidding, a solar company with advanced technologies will collaborate with one or two investment companies to apply for the “Super Top Runner” projects.

In February 2017, NDRC, MOF, and NEA announced that a “green certificates” program for solar and wind power will be launched beginning on July 1, 2017. The green certificates issued by the program will be similar to the Renewable Energy Credits issued in the United States, and will each represent 1MW of electricity output from solar or wind generation. Participation in the program will be voluntary at the outset, and is expected to become mandatory in 2018.

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

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law, or the EIT Law, and adopted a uniform income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The EIT Law became effective on January 1, 2008. The EIT Law provides a five-year transition period from its effective date for enterprises that were established before the promulgation date of the EIT Law and which enterprises were entitled to preferential tax rates and treatments under the then effective tax laws or regulations. On December 26, 2007, the PRC government issued detailed implementation rules regarding the transitional preferential policies. Furthermore, under the EIT Law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to a preferential enterprise income tax rate of 15%. The Ministry of Science and Technology, the MOF and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises (“HNTE”) on January 29, 2016 to replace the previous regulations issued on April 24, 2008, but have yet to issue new guidelines to replace the Guidelines for the Recognition of High and New Technology Enterprises issued on July 8, 2008. In 2008, Tianwei Yingli was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations. In 2011, Tianwei Yingli renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% for 2012 and 2013. In 2014, Tianwei Yingli renewed its HNTE qualification again, which extended its entitlement to the preferential income tax rate of 15% to 2016. Yingli China was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations, which entitled it to the preferential income tax rate of 15% from 2011 to 2013. In 2014, Yingli China renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% from 2014 to 2016. In 2011, Hainan Yingli was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations. Being a HNTE located in the Hainan Special Economic Zone, Hainan Yingli was entitled to a 2+3 tax holiday starting from the year in which it first generated operating income. Hainan Yingli elected and was approved to commence its 2+3 tax holiday in 2011. Therefore, Hainan Yingli was entitled to income tax exemption for 2011 and 2012 and subject to the reduced income tax rate of 12.5% from 2013 to 2015. Since the tax holiday ended in 2015, Hainan Yingli has been subject to a preferential income tax rate of 15% in 2016. In 2013, Yingli Tianjin, Yingli Lixian and Yingli Hengshui were recognized by the Chinese government as HNTEs under the new EIT law and its relevant regulations, which entitled them to the preferential income tax rate of 15% from 2013 to 2015. In 2016, Yingli Tianjin, Yingli Lixian and Yingli Hengshui renewed their HNTE qualification, which entitled them to the preferential income tax rate of 15% from 2016 to 2018.

Subject to reapplication or renewal, except for Tianwei Yingli, the other subsidiaries including Yingli China, Hainan Yingli, Yingli Tianjin, Yingli Lixian and Yingli Hengshui’s HNTE status will enable them to continue to enjoy the preferential income tax rate. Management believes that these subsidiaries, except for Tianwei Yingli, meet all the criteria for the reapplication of HNTE status.

Domestic project assets in China are entitled to a 3+3 tax holiday starting from the year in which they first generate operating income. The domestic project assets elected and were approved to commence their 3+3 tax holiday. Therefore, the domestic project assets are entitled to income tax exemption for the first three years starting from the year in which they first generate operating income and subject to a reduced income tax rate of 12.5% in the following three years.

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

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our significant subsidiaries as of the date of this annual report:

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

*Note: In November 2012, a third party (“Party A”) contributed RMB 100,000 to Hainan Yingli to acquire 5.825% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 100,000 plus 5% annual interest in 5 years. As of December 31, 2015 and 2016, we recorded RMB 100,000 of this payment obligation in “Long-term payables to non-controlling interest holders” and “Payables to non-controlling interest holders”, respectively, in our Consolidated Balance Sheets. Under the payment schedule, RMB 100,000 of this payment obligation for sale and repurchase of 5.825% equity interest of Hainan Yingli will become due in November 2017.

In December 2013, another third party (“Party B”) contributed RMB 100,000 to Hainan Yingli to acquire 5.50% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to purchase such equity interest from the investor in the amount of RMB 100,000 plus 6.15% annual interest in 2 years. As of December 31, 2015 and 2016, we recorded RMB 100,000 of this payment obligation overdue as “Payables to non-controlling interest holders” in our Consolidated Balance Sheet. We are still in negotiations with the third party about the extension of the payment schedule under the relevant agreements.

In November 2015, Party B contributed a land use right with fair value of RMB 728,116 to Hainan Yingli to acquire 21.84% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 728,116 plus benchmark interest rate within 2 months to 10 years, among which, RMB 23,000 would be paid within two months, RMB 82,000 would be paid within 3 years, and the remaining of 623,116 would be paid within 10 years. Because of Yingli China’s contractual obligations to purchase the equity interests from these investors, the equity contributions made by the investors plus accrued interest have been recorded as liabilities. This land use right was subsequently disposed by Hainan Yingli in December 2015 (refer to note 6). As in substance the whole arrangement is financing, proceeds received from the disposal were presented as financing activities.

As of December 31, 2016, total current and non-current payables to Party B was RMB 100,000 and RMB 705,116, respectively.

In January 2016, a third party (“Party C”) contributed RMB 23,000 to Hainan Yingli to acquire 0.90% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 23,000 plus 19% aggregate interest in 5 years.

Based on the above repurchase schedule, including principal and interest, RMB 135,339 and RMB 233,135 (US$ 33,578) have been recorded in “Payables to non-controlling interest holders”, RMB 821,276 and RMB 763,393 (US$ 109,952) have been recorded in “Long-term payables to non-controlling interest holders” in our Consolidated Balance Sheets as of December 31, 2015 and 2016, respectively.

D.	Property, Plants and Equipment

Our principal executive offices are located at No. 3399 Chaoyang North Street in the National New and High-technology Industrial Development Zone in Baoding, China. We conduct our research, development, manufacturing and management operations in sites located in Baoding, Hebei Province, Hengshui, Hebei Province, Tianjin and Haikou, Hainan Province:

Facility Number	Products	Location	Plant Size (Square Meters)	Duration of Land Use Right	Major Equipment
1.	Ingots, wafers, cells, modules	Baoding, Hebei Province	25,842	March 2006 to June 2050 (a plot of 24,579 square meters); December 2006 to November 2050 (a plot of 1,263 square meters)	Furnace, wire saw, wires quarter, diffusion furnace, sintering furnace, PECVD antireflection coatings manufacturing equipment, automatic printer, laminating machine, solar cell module production line before and after component lamination, automatic glue-spreads working station, solar cell module testing device

2.	Same as above	Baoding, Hebei Province	232,158	December 2009 to December 2056 (a plot of 104,745 square meters); December 2009 to December 2056 (a plot of 102,886 square meters); and August 2010 to April 2060 (a plot of 24,527 square meters)	Same as above

3.	Same as above	Baoding, Hebei Province	207,036	February 2010 to November 2059 (a plot of 163,579 square meters); December 2011 to December 2060 (a plot of 43,457 square meters)	Same as above

4.	Same as above	Baoding, Hebei Province	11,698	September 2006 to August 2056 (a plot of 5,807 square meters); September 2006 to December 2049 (a plot of 5,891 square meters)	Same as above

5.	Same as above	Baoding, Hebei Province	15,443	October 2008 to June 2049 (a plot of 6,746 square meters); October 2008 to December 2056 (a plot 8,697 square meters)	Same as above

6.	Same as above	Tianjin Ninghe Modern Industry Area	311,264	August 2011 to July 2061 (a plot of 233,296 square meters); August 2011 to June 2061 (a plot of 38,868 square meters); July 2013 to April 2063 (a plot of 19,074 square meters; September 2015 to May 2065 (a plot of 20,026 square meters).	Same as above

7.	Same as above	North Part of Hengshui Economic Development Zone	292,508	February 2012 to December 2061(a plot of 82,603.2 square meters), May 2012 to April 2062 (a plot of 209,905.23 square meters)	Same as above

8.	Same as above	Lixian, Baoding, Hebei Province	199,732	June 2011 to December 2060(a plot of 67,665.08 square meters), June 2012 to November 2054 (a plot of 65,400 square meters, February 2013 to May 2062 (a plot of 66,666.7 square meters)	Same as above

9.	Same as above	Shiziling Industrial Park, National Hi-Tech Development Zone, Haikou, Hainan Province	408,926	March 2010 to September 2057 (a plot of 181,339.31 square meters), June 2011 to September 2057 (a plot of 167,712.57 square meters), June 2011 to September 2057 (a plot of 59,875.92 square meters)	Same as above

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

We are one of the leading vertically integrated PV product manufacturers in the world. We design, manufacture and sell PV modules, and design, assemble, sell and install PV systems. We sell PV modules to PV system integrators and distributors located in various markets around the world, including Japan, the United States, Europe, South Africa, Turkey, South Asia, Australia, Latin Americas and Middle East, etc.. Currently, we also sell PV systems, primarily to customers in China.

Our manufacturing capacity and operations have grown significantly since we completed construction of our first manufacturing facilities for PV modules in 2002. We use all of the polysilicon ingots and wafers and PV cells we produced for the production of PV modules, which we sell to third-party customers. Our shipment, including PV modules, were 3,361.3 megawatts, 2,447.0 megawatts and 2,170.4 megawatts, in 2014, 2015 and 2016, respectively.

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

Industry Demand

Our business and revenue growth depend on market demand for PV products. Although solar power technology has been used for several decades, the PV market grew significantly only in the past decade. According to EnergyTrend, solar energy division of TrendForce, global PV market demand in 2016 increased by approximately 49% year over year to around 76.1 gigawatts, and is expected to reach 73.9 gigawatts in 2017. This scenario assumes the continuation or introduction of adequate support mechanisms, accompanied by a strong political will to consider PV as a major power source in the coming years. However, demand for our PV products also depends on the general economic conditions in our target markets. Since the second half of 2008, economies around the world, including those in our target markets, have experienced a period of slow economic growth as compared to prior years. Partly as a result of these weakened worldwide macroeconomic conditions, the growth in demand for PV modules declined significantly since the fourth quarter of 2008. Starting from the second quarter of 2009, the macroeconomic environment began to improve, which led to an increase in demand for our products. The growth of demand for our products from some markets slowed down in the first quarter of 2011 until the first quarter of 2013, primarily caused by the adjustment of subsidies and economic incentives for PV installations. However, starting in 2014, the growth of demand for the products in our target markets, such as China and Japan began to increase and kept increasing at a remarkable rate due to strong market demand and government supports with favorable policies. In 2015 and 2016, China and Japan were the two largest markets for our company with strong demand for our PV products and are expected to maintain momentum in 2017. Meanwhile, due to the continuous expansion of global PV manufacturing capacity and oversupply of PV modules in recent years which, together with slower growth in demand for PV modules, the prices for PV modules continuously decreased in recent years. Although, from the second half of 2014, polysilicon price began to decrease significantly and the spot market price fluctuated under US$20 per kilogram as of the date of this annual report with a historically low level close to US$12 per kilogram at the end of 2016. Consequently, the profitability of the PV industry has continously weakened in recent years. .

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

However, the cancellation or change of the supportive policies, such as the decreases of subsidy on solar PV in key markets, especially after the financial crisis in 2008, has impaired the profitability of the industry. For example, In June 2012, the German government passed the PV amendment to its renewable energy law (EEG) 2012, which changed the 52 gigawatts capacity threshold, reduced the available PV rate, revised the volume-based degression schedule, and limited the amount of electricity that PV generators can export to the grid. On July 5, 2013, the Italian government discontinued feed-in tariff payments, and feed-in tariffs for new solar PV projects have not been available since July 2013. Furthermore, Levels of government subsidies generally, and FIT in particular, in China and in Japan have decreased in recent years in terms of RMB or U.S. dollars per kWh, and such decreases are expected to continue in the future. For example, on December 26, 2016, NDRC announced on its website the solar power tariff revisions for 2017 as follows: (i) in 2017, for solar power plants in resource zones I, II and III, the FIT shall be lowered from the 2016 rates of RMB0.80 per kWh, RMB0.88 per kWh and RMB0.98 per kWh, respectively, to RMB0.65 per kWh, RMB0.75 per kWh and RMB0.85 per kWh, respectively, representing decreases of 19%, 15% and 13%, respectively; (ii) the subsidy for distributed solar power plants shall remain unchanged at RMB0.42 per kWh; (iii) for solar power projects registered prior to 2017 and eligible for fiscal subsidies, the 2016 FIT rates shall remain applicable if they are connected to the grid and in operation by June 30, 2017; and (iv) future solar power tariffs will be revised annually in accordance with cost changes. Japan has also reduced its FIT several times in recent years and planned to continue to reduce the FIT in the following years. There also have been other headwinds, such as trade barriers in the U.S., the European Union, and other countries, which have resulted in the market volatility. See “Item 3.D. Key Information — Risk Factors — Risks Related to Us and the PV Industry — A significant reduction in or discontinuation of government subsidies and economic incentives may have a material and adverse effect on our results of operations”.

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

We also require a significant amount of cash to fund our operations. We have a significant amount of debt outstanding and debt service requirements to satisfy. If we cannot maintain sufficient cash flow to fund our operations, our results of operations could be adversely affected. Our working capital needs have been exacerbated by significant net losses we have incurred in recent years. For the years ended December 31, 2014, 2015, and 2016, our net loss was RMB1.4 billion, RMB5.9 billion, and RMB2.1 billion (US$305.2 million), respectively. As of December 31, 2016, we had a total deficit attributable to Yingli Green Energy of RMB15.4 billion (US$2.2 billion) and a deficit in working capital of RMB7.5 billion (US$1.1 billion). As of December 31, 2016, we had cash, cash equivalents and restricted cash of RMB0.9 billion (US$125.1 million) and short-term borrowings, including the current portion of medium-term notes described below and long-term debt, of RMB9.0 billion (US$1.3 billion).

In addition, we have experienced tight cash flow due to repayment of three-year unsecured medium-term notes in the principal amount of RMB1.2 billion in May 2015 and repayment of 70%, or RMB700 million, of five-year unsecured medium-term notes in the principal amount of RMB1.0 billion in October 2015, which resulted in a lower-than-expected utilization of our production capacity in 2015 and 2016, which in turn adversely affected our results of operation in 2015 and 2016. On May 3, 2017, we paid RMB 300 million of the RMB-denominated five-year medium-term notes issued by Yingli China in 2012 (the “2012 MTNs”) with full principal and accrued interest totaling RMB318 million when they matured. As such, Yingli China has discharged all of its payment obligations under the 2012 MTNs. As of the date of this annual report, we have medium-term notes of RMB1,757 million past due, including (i) RMB357 million of the RMB-denominated unsecured five-year medium-term notes issued by Tianwei Yingli in 2010 (the “2010 MTNs”), which became due on October 13, 2015, and (ii) RMB1.4 billion of the RMB-denominated unsecured five-year medium-term notes issued by Tianwei Yingli in 2011 (the “2011 MTNs”), which became due on May 12, 2016. Our company recently met with holders of the remaining portion of the 2010 MTNs and 2011 MTNs, and we are considering our options with respect to the debt repayment issues faced by our company's principal subsidiaries. Our company is continuing its negotiations with holders of the remaining portion of the 2010 MTNs and 2011 MTNs. See Item 5.B. “Liquidity and Capital Resources—Liquidity and Going Concern”. We cannot assure you, however, that these negotiations will result in any agreement with holders of the 2010 MTNs or 2011 MTNs, and we cannot assure you that holders of the 2010 MTNs and 2011 MTNs will not demand Tianwei Yingli to repay these notes, which are already due, or take other actions against Tianwei Yingli in the future. As Tianwei Yingli is one of our major operating subsidiaries, its substantial indebtedness that are already due and its noteholders’ rights to enforce such debts, as well as our other substantial indebtedness and our net losses, may materially and adversely affect our business, financial condition and results of operations, as well as our ability to meet our payment obligations. The substantial indebtedness carried by our company and our subsidiaries may also impede us from being able to borrow or obtain future financing. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Tianwei Yingli is currently in payment default of the 2010 MTNs and 2011 MTNs, and we have breached in the past, and may breach in the future, certain financial and restrictive covenants of our loan agreements, which may result in lenders accelerating repayment of the affected loans and trigger cross-default provisions of other loans and borrowings, and we used to be overdue, and are still overdue, in some of our payment obligations under other financing arrangements, all of which could materially and adversely affect our liquidity and our creditworthiness to borrow or obtain other financings in the future”.

Capacity and Utilization

In order to take advantage of expected long-term market demand for PV products, we have been expanding our manufacturing capacity. We started producing PV modules in 2002 with initial annual manufacturing capacity of three megawatts, polysilicon ingots and wafers in October 2003 with initial annual manufacturing capacity of six megawatts, and PV cells in March 2004 with initial annual manufacturing capacity of three megawatts. We expanded our annual manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules to 1,700 megawatts as of December 31, 2011, and 2,450 megawatts as of December 31, 2012. As of the date of this annual report, we have an annual manufacturing capacity of approximately 3,000 megawatts for ingots and wafers, 3,200 megawatts for PV cells and 4,000 megawatts for PV modules.

Utilization rate of our production capacity also has a significant impact on our financial performance and results of operation. For example, mainly due to our tight cash flow, we experienced lower-than-expected utilization of certain production facilities since the middle of 2015. Such lower-than-expected utilization of our production capacity led to an increase in our unit manufacturing cost and to decreases in our own PV module shipments and total net revenues. It also triggered impairment events and we recognized a non-cash impairment charge on our long-lived assets of RMB3,804.1 million in 2015 and RMB1,277.4 million in 2016 as a result. Our ability to increase and maintain high utilization of our production capacity will be important to our future financial performance.

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

Weakened demand for PV modules due to weakened macroeconomic conditions, combined with an increased supply of PV modules due to PV module manufacturers worldwide having expanded their production capacities in recent years, caused prices of PV modules to decline from the fourth quarter of 2008. Conditions in the credit market improved from the second quarter of 2009, which contributed to an overall increase in demand for our products in the second half of 2009. However, decreasing costs of raw materials continued to exert downward pressure on the selling prices of PV modules. The average selling prices in 2010 declined during the first, second and third quarters, and slightly bounced back in the fourth quarter of 2010, which was primarily attributable to robust market demand, broader recognition of our brand’s quality and diversified customer base. The average selling price in 2011 declined moderately in the first and second quarter, declined sharply in the third quarter and continued to drop in the fourth quarter, which was primarily due to reduced government subsidies and increased supplies of PV products. The average selling price of our PV modules in the first three quarters of 2014 remained at levels similar to those in 2013, but declined slightly in the fourth quarter of 2014 due to adjustments to the composition of our PV modules’ target geographic markets. In the first quarter of 2015, the average selling price of our PV modules remained at levels similar to those in the fourth quarter of 2014, but declined slightly in the remaining quarters of 2015, which was mainly due to increased supplies of PV modules globally and the change in our sales mix as we had more shipments to China. In the first half of 2016, the average selling price of our PV modules slightly increased mainly due to robust demand in China as our major market, but declined significantly in the second half of 2016, which was mainly due to increased supplies of PV modules globally and decreases in FIT in China.

We sell our PV modules primarily through sales contracts with a term of less than one year and are obligated to deliver PV modules according to predetermined prices and delivery schedules.

Price of Polysilicon

Polysilicon is the most important raw material used in our manufacturing process. Until the third quarter of 2008, an industry-wide shortage of polysilicon coupled with rapidly growing demand from the solar power industry caused rapid increases in polysilicon prices. However, during the fourth quarter of 2008 and the first half of 2009, polysilicon prices declined continuously as a result of significant new manufacturing capacity coming on line and falling demand for solar power products and semiconductor devices resulting from the global financial crisis and adverse conditions in the credit market. From the third quarter of 2010, polysilicon prices rebounded due to a recovery in demand for PV products in major markets. From the second quarter of 2011, polysilicon prices have decreased significantly as a result of increased polysilicon manufacturing capacity across the industry and the downward price pressure exerted by the decreasing average selling price of PV modules. In 2012, polysilicon prices continued to decline and reached a historical low of approximately US$14 per kilogram in November 2012. Partly due to China’s anti-dumping and anti-subsidy investigations of United States, South Korean and European manufacturers of polysilicon, polysilicon prices rebounded slightly from December 2012. Since June 2013, polysilicon price has begun to increase and reached approximately US$20 per kilogram until the first half of 2014. From the second half of 2014, polysilicon price has slightly decreased and fluctuated under US$20 per kilogram as of the date of this annual report with a historically low level close to US$12 per kilogram at the end of 2016.

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

Historically, we relied on spot market purchases to meet a significant portion of our polysilicon needs. In order to secure an adequate and timely supply of polysilicon, in the past we also entered into various purchase agreements and memorandums of understanding with local and foreign suppliers, including some of the world’s major polysilicon suppliers. Supplies under these purchase agreements started in early 2009. In response to the significant decrease in polysilicon prices since the fourth quarter of 2008, we have renegotiated, and are still negotiating, with our polysilicon suppliers to reduce the purchase price for a substantial amount of polysilicon supplied under certain of our polysilicon supply contracts. However, the purchase prices specified in certain of our long-term polysilicon supply contracts have been higher than the actual polysilicon prices prevailing in the market, which have continuously declined. In 2011 and 2013, as a result of lower polysilicon prices we recognized a total non-cash provision of RMB851.7 million and RMB393.0 million, respectively, on inventory purchase commitments under our long-term polysilicon supply contracts with certain supplier. We did not recognize any such provision in 2014. In 2015 and 2016, we recognized incremental provisions of RMB77.7 million and RMB90.3 million, respectively, on inventory purchase commitments under our long-term polysilicon supply contracts as a result of a foreign exchange re-measurement due to significant fluctuation in the foreign exchange rate between the Renminbi and U.S. dollars. Our management has been negotiating with our suppliers on adjusting the prices under these long-term contracts. These negotiations may result in new commercial terms under the contracts. However, if the circumstances upon which the new commercial terms were negotiated should undergo a material change, the commercial terms would be adjusted accordingly to reflect conditions then prevailing in the open market. If the effective polysilicon prices under our long-term supply contracts remains higher than prevailing market prices, we may incur higher polysilicon costs relative to other competitors who purchase their polysilicon from the spot market. On the other hand, we cannot assure you that we will be able to secure sufficient quantities of polysilicon to meet the requirements of our existing production capacity or to support any future expansion of our manufacturing capacity. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Our polysilicon costs may be higher than those of other market players due to our long-term commitment to purchase polysilicon at fixed prices, and we have failed to perform certain of our obligations under these long-term polysilicon supply contracts according to their original terms” and “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Our failure to obtain polysilicon in sufficient quantities, of appropriate quality and in a timely manner, could disrupt our operations and reduce and limit the growth of our manufacturing output and revenue”.

From 2006 to 2010, we entered into seven long-term supply contracts with Wacker to provide supplies of polysilicon from 2009 through 2013, from 2009 through 2017, from 2010 through 2018, from 2009 through 2011, from 2010 through 2017, from 2011 through 2013 and from 2011 through 2018, respectively. In addition, we entered into one long-term supply agreement in February 2008 with OCI to provide supplies of polysilicon for the period from 2009 through 2013. Between 2009 and 2013, we entered into another two long-term supply contracts with OCI to provide supplies of polysilicon from 2011 through 2015 and from 2012 through 2018, respectively. We also entered into a polysilicon supply contract with Daqo to provide supplies of polysilicon from the fourth quarter of 2008 through the end of 2010. In August 2010, we entered into another polysilicon supply agreement with Daqo to provide supplies of polysilicon from 2011 through 2012. In March 2011, we entered into a long-term polysilicon supply contract with Hemlock to provide supplies of polysilicon from 2013 through 2020. In November 2011, we entered into an amendment to this long-term supply contract with Hemlock to purchase polysilicon starting from 2012 through 2020 instead of 2013 through 2020. In October 2013, we also entered into an agreement with a certain vendor to amend our long-term supply contracts with the vendor to include a price adjustment mechanism that allows the vendor and us to renegotiate the purchase price on a quarterly basis within a specified price range based on prices then prevailing in the open market. Due to fluctuations in polysilicon prices, we successfully negotiated and executed amendments for current purchases on a quarterly or monthly basis with some of these vendors that amended certain commercial terms such as total contract quantity, advance payment arrangements and unit prices for the relevant quarter or month several times in 2014, 2015 and 2016.

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

However, since the middle of 2015, we have experienced lower-than-expected utilization of our production capacity because we did not have sufficient working capital to maintain the full utilization of production facilities as a result of the tight cash flow. This tight cash flow is partially due to our repayment of three-year unsecured medium-term notes in the principal amount of RMB1.2 billion when they matured in May 2015, and our repayment of 70%, or RMB700 million, of five-year unsecured medium-term notes in the principal amount of RMB1.0 billion when they matured in October 2015. As a measure to reduce our operating cash requirements in 2015 and 2016, we have contracted with third parties to allow them operate more than half of our polysilicon ingot and wafer production facilities. These third parties pay us a monthly fee to operate these production facilities, pay the salaries of our staff members employed and utility expenses incurred at such facilities, produce fixed volumes of polysilicon ingots and wafers on a monthly basis, and cover all other manner of operating, ancillary, and raw material expenses of such production. As part of the arrangement, we agree to purchase part or all of the wafers so produced by said third parties at designated prices based on our needs, subject to certain adjustments under the relevant agreements. As these third parties would provide all the working capital required for production of the polysilicon ingots and wafers, these arrangements effectively help us finance our production value chain, reduce our working capital requirements, and increase the utilization of our polysilicon ingot and wafer production facilities. In addition, we also entered into agreements to process PV cells and PV modules for third parties as an Original Equipment Manufacturer (OEM) in 2015 and 2016, in order to improve the utilization rate of our production capacities.

Manufacturing Technologies

The advancement of manufacturing technologies is important for improving the conversion efficiency of our PV cells and reducing the production costs of our PV products. Because PV modules are priced based on the number of watts of electricity they generate, higher conversion efficiency generally leads to higher revenues from sales of PV modules.

We continually undertake efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our PV cells. We employ a number of techniques to reduce our production costs while striving to reach a PV cell conversion efficiency ratio that is on a par with or above an acceptable range. Our research and development team continues to focus on finding ways to improve our manufacturing technology and reduce manufacturing costs without compromising the quality of our products. We have signed a series of agreements with domestic leading PV cell and wafer manufacturers and developed various ways on technical cooperation with these companies, which enabled us to increase the utilize rate of our manufacturing facilities and make further improvement on manufacturing costs reduction and techniques upgrades. For example, in order to improve the operational efficiency of our production lines and reduce production cost, we have invested more than RMB70 million in upgrading production lines through approximately 30 technological upgrading projects to increase automation and ramp up capacity in 2016.

For our adopted monocrystalline PV technologies, we have been collaborating with the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells, to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells since June 2009. Our 600 megawatts of PANDA production capacity for each of monocrystalline ingots and wafers, cells and modules in Baoding, Hebei Province commenced initial production in the second quarter of 2011. We achieved an average cell conversion efficiency rate of 20.8% on the PANDA commercial production lines in 2016. In addition, in 2016, we commercialized the frameless PANDA Bifacial module, which integrates the technology of PANDA n-type monocrystalline PV cells and is made of two layers of 2.5mm thick low-iron tempered glass, replacing the conventional back sheet and glass structure. PANDA Bifacial module can generate power not only from the front side, but also from the rear side by making use of the reflected photons that hit the module on the back side, depending on the environmental condition of installation. The PANDA Bifacial module has received China General Certification Centre’s (“CGC”) FRONTRUNNER certification in the end of 2016, which was the first FRONTRUNNER certification to module that can generate power by both the front and rear sides in China. In early 2017, we also launched our Hotspot Free module, which can eliminate potential safety risks such as fire and material degradation and ensure better safety, module reliability and higher returns.

Foreign Governments’ and International Trade Bodies’ Trade Protection Measures

Our businesses in foreign markets are subject to trade protection measures and adverse trade policies or remedies promulgated by foreign governments and international trade bodies against exports from China.

On September 5 and November 8, 2012, respectively, the European Union initiated anti-dumping and anti-subsidy investigations into CSPV wafers, cells, and modules from China. On June 4, 2013, the European Commission issued its provisional anti-dumping determination and on August 2, 2013, the European Commission accepted an undertaking, or the Undertaking, made by a group of Chinese PV products exporters (including us) jointly with the China Chamber of Commerce for Import and Export of Machinery and Electronic Products, or CCCME. Pursuant to the Undertaking, the Chinese exporters will limit their exports of solar panels to the EU and set prices above a minimum price, in exchange for the EU agreeing to forgo the imposition of anti-dumping duties on these solar panels from China. CCCME is responsible for allocating the quota among these exporters, and we have been allocated a portion of the quota. On December 5, 2013, the Council of the European Union adopted the final findings of the European Commission and imposed anti-dumping and anti-subsidy duties on CSPV modules and key components (i.e. cells) originating in or consigned from PRC. Wafers were excluded from the product scope. The anti-dumping duty rates ranged from 27.3% to 64.9%, while the anti-subsidy duty rates ranged from 0% to 11.5%. The rates applicable to us are 35.5% and 6.3%, respectively. The definitive duties will be imposed for a two-year period starting from December 6, 2013. At the same time, the Council of the European Union also confirmed the European Commission’s acceptance of the Undertaking. In December 2015, the EU Commission initiated an expiry review of the anti-dumping measure and the EU Commission has initiated ex officio a partial interim review as to whether the maintenance of the anti-dumping measure is in the Union’s interest. In March 2017, as the result of these reviews, the EU Commission determined and proposed that the anti-dumping measure shall be maintained and extended for 18 months.

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

On November 7, 2012, the U.S. ITC determined that CSPV modules produced from Chinese cells are materially injuring the U.S. CSPV cells and modules industry. The U.S. DOC issued its final determinations on the rates of the anti-dumping, or AD, and countervailing duties, or CVD, on October  10, 2012, which became effective upon issuance of the final anti-dumping and countervailing duties orders in early December  2012. As a result of such final determinations, we, as a voluntary respondent, are subject to an average aggregated AD/CVD rate of 29.18%. However, this average aggregated AD/CVD rate might be subject to change due to the administrative review process initiated by DOC in early 2014. We were mandatory respondent in the first administrative review of the anti-dumping duty order and obtained an anti-dumping rate of 0.79% in the final determination in July 2015. As one of the non-mandatory respondents in the first administrative review of the countervailing duty order, we obtained a countervailing duty rate of 20.94% in July 2015. In February 2015, the DOC initiated the second administrative review of the AD/CVD duty order. We are a mandatory respondent in the second administrative review of the anti-dumping duty order and obtained an anti-dumping duty of 12.19% in the final determination in June 2016. We were not part of the second administrative review of the countervailing duty order and therefore the final result of the second administrative review of the countervailing duty order is inapplicable to us.

On February 3, 2016, the DOC initiated the third administrative review of the anti-dumping duty order (“Solar 1ADAR3”) covering the period of December 1, 2014 to November 30, 2015 and the third administrative review of the countervailing duty order (“Solar 1 CVD AR3”) covering the period of January1, 2014 to December 31, 2014 of CSPC whether or not assembled into modules (certain solar cells and panels) from the PRC. Subject merchandise includes CSPV, modules or panels, whether or not partially or fully assembled into other products, including, but not limited to modules, laminates, and building integrated materials. On December 22, 2016, the DOC published its preliminary determination of the AD review and the dumping margins for the entities covered by this review are from 7.72% to 238.95%. As a separate rate company in this review, the AD margin applicable to us is 13.97%. On January 9, 2017, the DOC published its preliminary determination of the CVD review and the countervailable subsidy rates for the entities covered by this review are from 12.48% to 20.98%. Since the final results of this review are the basis for the assessment of anti-dumping duties on period of review, or POR, entries and for future deposits of estimated anti-dumping duties, upon issuance of the final results of this review, the DOC will determine, and Customs and Border Protection, or CBP, CBP shall assess, anti-dumping duties on all appropriate entries covered by this review. The DOC will likely issue the final determination for this review in July 2017. For CVD review, both Yingli and Solar World withdrew the CVD review requests within 90 days of the date of publication of the notice of initiation, and therefore, we are no longer subject to CVD review and the entries of subject merchandise into the United States during the CVD AR3 review period are to be liquidated at the CVD rates applicable at the time of entry and CBP will collect cash deposits of estimated CVDs at the most recent CVD countervailable rate applicable to us (20.94%).

On February 13, 2017, the DOC initiated the fourth administrative review of the anti-dumping duty order (“Solar 1 AD AR4”) covering the period of December 1, 2015 to November 30, 2016 and the third administrative review of anti-dumping duty order (“Solar 1 CVD AR4”) covering the period of January1, 2015 to December 31, 2015 of CSPC whether or not assembled into modules (certain solar cells and panels) from the PRC. On the same day, we, as a listed party, were required by the DOC to file an anti-dumping Quantity & Value, or Q&V, questionnaire, and the response to which would be the basis for the DOC to select mandatory respondents. We have filed the anti-dumping Q&V and provided all documents required by the DOC. The mandatory respondent selection result for this AD administrative review and CVD administrative review has not been issued.

In January 23, 2014, the DOC initiated a parallel AD investigation into CSPV products from Mainland China and Taiwan and CVD investigation into CSPV products from Mainland China. The products concerned are CSPV cells, and modules, laminates and/or panels consisting of CSPV cells, whether or not partially or fully assembled into other products, including building integrated materials. Subject merchandise also includes modules, laminates and/or panels assembled in Mainland China and Taiwan consisting of CSPV cells that are completed or partially manufactured within a customs territory other than Mainland China and Taiwan, using ingots, wafers that are manufactured in Mainland China and Taiwan, or cells where the manufacturing process begins in Mainland China and Taiwan and is completed in other countries (hereinafter “Solar II”). On December  23, 2014, the DOC published its confirmative final determination on these investigations by imposing punitive AD tariffs ranging from 26.71% to 165.04% and CVD tariffs ranging from 27.64% to 49.21%. As a separate rate company in these investigations, the AD and CVD tariffs applicable to our company will be 52.31% and 38.43%, respectively. On February 10, 2015, the ITC issued its final injury determinations by confirming injury to the U.S. CSPV module industry by Chinese CSPV module manufacturers. As a result of these determinations of the DOC and ITC, Chinese modules integrating cells from third countries will be subject to the new AD and CVD tariffs when exported to the US. Although we have very limited sales of modules to the U.S. incorporating third country cells, such determinations may adversely affect our business flexibility in the U.S. market and our business in the U.S. may be materially and adversely impacted.

In April 2016, the DOC initiated the first administrative review for the anti-dumping measure and countervailing measure for Solar II for certain Chinese exporters. In February 2017, the DOC issued a preliminary determination as to its first administrative review of the AD and CVD measures. The preliminary result for the Chinese exporters included in the first administrative review of the anti-dumping measure was 14.70%, and the preliminary result for the Chinese exporters included in the first administrative review of the countervailing measure was 13.93%. Our company was not included in either the AD or CVD first administrative review and therefore the result of such reviews will not affect the rates applicable to our company.

In February 2017, the U.S. petitioner requested a second administrative review for the anti-dumping measure and countervailing measure for Solar II for certain Chinese exporters, including our company. The DOC has not yet initiated such administrative reviews.

If such investigations instituted in our target markets lead to any adverse trade protection measures or remedies against exports from China, the prices of our products will be forced to increase significantly and we may lose customer orders to our competitors, which may materially and adversely affect our business prospects and results of operations.

Net Revenues

We currently derive net revenues from five sources:

•	sales of PV modules, which are currently our principal source of revenues and are primarily driven by market demand as well as our manufacturing capacity;

•	sales of PV cells, wafers and raw materials, which consist of sales of low efficiency PV cells, wafers and raw materials, based on overall consideration of the market and our operation conditions;

•	PV cells and PV modules processing fee, which we generate through providing PV cells and PV modules processing services to third parties as OEM;

•	sales of PV systems, which consist of sales of PV systems and related installation services; and

•	other revenues.

The following table sets forth each revenue source as a percentage of total consolidated net revenues for the periods indicated.

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Net revenues
Sales of PV modules	12,179,474	8,464,779	7,026,074	1,011,965
Sales of PV systems	161,035	197,365	127,353	18,343
Sales of PV cells, wafers and raw materials	439,622	686,056	746,261	107,484
Processing fee of PV cells and PV modules	—	389,450	308,386	44,417
Other revenues	147,246	228,136	168,025	24,200
Total net revenues	12,927,377	9,965,786	8,376,099	1,206,409

Our net revenues are net of business tax, value-added tax, city construction tax and education surcharges. Key factors affecting our net revenues include the average selling price per watt and wattage of our PV modules sold.

We have been dependent on a limited number of customers for a significant portion of our revenues. In 2014, 2015 and 2016, sales to our five largest customers accounted for approximately 13.9%, 19.4%, and 10.7% respectively, of our net revenues. Our largest customers have changed from year to year due to rapid growth in the sales of our PV modules, our diversification into new geographic markets and our ability to find new customers willing to place large orders with us.

We currently sell most of our PV modules to customers located in the PRC, Japan, the United States and Europe. The following table sets forth our total consolidated net revenues by geographic region for the periods indicated:

	For the Year Ended December 31,
	2014		2015		2016
		% of Total		% of Total			% of Total
Country/Region	Revenues	Revenues	Revenues	Revenues	Revenues		Revenues
	RMB		RMB		RMB	US$
	(In thousands, except percentages)
China	4,550,915	35.2	4,078,476	40.9	4,932,284	710,397	58.9
Japan	2,487,949	19.3	2,723,800	27.3	2,363,239	340,377	28.2
United States	2,301,496	17.8	1,248,536	12.5	513,690	73,987	6.1
Europe:
Germany	671,534	5.2	170,518	1.7	3,089	445	0.0
Spain	186,341	1.4	136,964	1.4	15,575	2,243	0.2
France	191,071	1.5	363,635	3.6	1,477	213	0.0
Italy	32,607	0.3	21,680	0.2	229	33	0.0
Netherlands	116,725	0.9	39,715	0.4	39,209	5,647	0.5
Greece	2,225	—	239	0.1	—	—	—
United Kingdom	998,203	7.7	80,255	0.8	88,129	12,693	1.1
Turkey	118,305	0.9	550,799	5.5	69,956	10,076	0.8
Rest of Europe	138,945	1.1	74,141	0.8	4,112	592	0.0
Subtotal — Europe	2,455,956	19.0	1,437,946	14.5	221,776	31,942	2.6
Rest of World	1,131,061	8.7	477,028	4.8	345,110	49,706	4.2
Total net revenues	12,927,377	100	9,965,786	100	8,376,099	1,206,409	100

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

Our cost of revenue for processing of PV cells and PV modules as OEM includes direct labor costs, overhead costs and depreciation.

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

Gross Profit/Loss and Gross Profit/Loss Margin

Our gross profit is affected by a number of factors, including the average selling prices for our PV products, the cost of polysilicon, product mix, economies of scale and benefits from vertical integration, and our ability to manage our raw material supply cost-effectively. Our gross profit was RMB1,151.9 million (US$165.9 million) in 2016. Our gross profit margin was 13.8% in 2016, compared to our gross profit margin of 11.9% in 2015 and 17.3% in 2014.

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

Before September 30, 2011, our PV modules were typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. From October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nominal power output for 10 years and 80.7% of nominal power output for a period of 25 years for multicrystalline PV modules, and 98.0% of nominal power output for the first year, 92.0% of nominal power output for 10 years, and 82.0% of nominal power output for a period of 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with a linear-based warranty, which guarantees each year’s power output during the twenty-five-year warranty period. In December 2013, we entered into a similar module performance warranty insurance agreement with another insurance company for the same scope of beneficiaries during the period from January 1, 2014 to December 31, 2014. In March 2015, January 2016 and January 2017, we renewed the agreement for the same scope of beneficiaries for 2015, 2016 and 2017 respectively. These warranties require us to fix or replace the defective products. Taking into account estimated product failure rates, the costs of repairing and/or replacing failed products, and other costs associated with repairing and/or replacing such failed products, we currently accrue the equivalent of 1% of gross revenues for warranty obligations. In 2016, we accrued warranty provision of RMB84.9 million (US$12.2 million).

•	General and administrative expenses, which consist primarily of salaries and benefits for our administrative and finance personnel, audit, legal and consulting fees, other travel and entertainment expenses, bank charges, amortization of technical know-how, depreciation of equipment used for administrative purposes and share-based compensation expenses, provision against doubtful receivables (excluding accounts receivables) and provision against prepayments to suppliers (excluding prepayments to firm purchase commitments).

•	Research and development expenses, which consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and prototype and equipment costs relating to the design, development, testing and enhancement of our products and their manufacturing processes. We are a party to several research grant contracts with the PRC government under which we receive funds for specified costs incurred in certain research projects. We record such amounts in “Other Income” in the Consolidated Statement of Comprehensive Income/(Loss) when the related research and development costs are incurred. We expect our research and development expenses to increase as we place a greater strategic focus on PV system sales in overseas markets and as we continue to hire additional research and development personnel and focus on continuous innovation of process technologies for our PV products. We conduct our research and development, design and manufacturing operations in China, where the costs of skilled labor, engineering and technical resources, as well as land, facilities and utilities, tend to be lower than those in more developed countries.

•	Provision for doubtful accounts receivable, which represents our estimated losses on accounts receivable resulting from customers’ inability or failure to make payments under our sales contracts. We consider age of doubtful accounts receivable, historical collection experience, customer-specific facts and current economic conditions to determine the amount of such provision.

•	Impairment of long-lived assets, which represents the difference between the carrying amount and the fair value of the long-lived assets that are considered to be impaired. Long-lived assets, such as property, plant and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the middle of 2015, due to lower-than-expected utilization of certain production facilities, our company did an impairment analysis on its long-lived assets, and recorded an impairment loss of RMB3,804.1 million for property, plant and equipment with respect to the production facilities based on the difference between carrying value and fair value of long-lived assets which was determined upon expected future cash flows discounted at the weighted average cost of capital. As a result of a significant drop in the selling price of PV modules in late 2016, our company also recorded an impairment of RMB1,277.4 million in 2016.

•	Provision for reserve for inventory purchase commitments under long-term polysilicon supply contracts. In 2011, we recognized a provision of RMB851.7 million for our inventory purchase commitments under our long-term polysilicon supply contracts as a result of the continuing decline in the purchase price for polysilicon prevailing in the open market. No such provision was made in 2012. In 2013, we recognized provisions of RMB393.0 for inventory purchase commitments under our long-term polysilicon supply contracts as a result of our having re-assessed the purchase commitments under those supply contracts based on then-current market prices for polysilicon and the status of our performance of, and negotiations with our suppliers under, the contracts. These negotiations may result in new commercial terms under the contracts. However, if the circumstances upon which the new commercial terms were negotiated should undergo a material change, the commercial terms would be adjusted accordingly to reflect conditions then prevailing in the open market. In 2015 and 2016, we did not recognize additional contingency losses for inventory firm purchase commitment. However, due to significant fluctuation in the foreign exchange rates between Renminbi and U.S. dollars and given that the inventory purchase commitment is denominated in U.S. dollars, which is different from the functional currency of our related subsidiaries, we recognized a foreign exchange re-measurement loss of RMB77.7 million and RMB90.3 million in 2015 and 2016 respectively. We determined that such provision was not needed in 2014 since the foreign exchange rate was stable and the impact caused by the foreign exchange rate fluctuation was immaterial.

•	Provision for prepayment in relation to inventory purchase commitments under long-term polysilicon supply contracts. From 2013 to 2015, we failed to purchase contractual volume as stated in the long-term contract with another supplier, therefore, the supplier claimed that certain advance payments had been forfeited according to the original terms. In 2013, 2015 and 2016, we recognized provisions of RMB87.1 million, RMB 71.3 million and RMB10.7 million, respectively, on the prepayment in relation to our inventory purchase commitments for those years under the long-term contract with this supplier. We also recognized a provision of RMB 450.8 million in 2015 on the prepayment in relation to our inventory purchase commitments under the long-term contract with this supplier for the remaining contract period as we estimated that we will also fail to purchase contractual volume as stated in the long-term contract in the remaining contract period in the future. No such provision was further recognized in 2016.

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

Furthermore, under the EIT Law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to a preferential enterprise income tax rate of 15%. The Ministry of Science and Technology, the MOF and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises on April 14, 2008 and the Guidelines for the Recognition of High and New Technology Enterprises issued on July 8, 2008. In 2008, Tianwei Yingli was recognized by the Chinese government as a “High and New Technology Enterprise” (“HNTE”) under the new EIT law and its relevant regulations. In 2011, Tianwei Yingli renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% for 2012 and 2013. In 2014, Tianwei Yingli renewed its HNTE qualification again, which extended its entitlement to the preferential income tax rate of 15% to 2016. Yingli China was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations, which entitled it to the preferential income tax rate of 15% from 2011 to 2013. In 2014, Yingli China renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% from 2014 to 2016. In 2011, Hainan Yingli was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations. Being a HNTE located in the Hainan Special Economic Zone, Hainan Yingli was entitled to a 2+3 tax holiday starting from the year in which it first generated operating income. Hainan Yingli elected and was approved to commence its 2+3 tax holiday in 2011. Therefore, Hainan Yingli was entitled to income tax exemption for 2011 and 2012 and subject to the reduced income tax rate of 12.5% from 2013 to 2015. Since the tax holiday ended in 2015, Hainan Yingli has been subject to a preferential income tax rate of 15% in 2016. In 2013, Yingli Tianjin, Yingli Lixian and Yingli Hengshui were recognized by the Chinese government as HNTEs under the new EIT law and its relevant regulations, which entitled them to the preferential income tax rate of 15% from 2013 to 2015. In 2016, Yingli Tianjin, Yingli Lixian and Yingli Hengshui renewed their HNTE qualification, which entitled them to the preferential income tax rate of 15% from 2016 to 2018.

Subject to reapplication or renewal, except for Tianwei Yingli, the other subsidiaries included Yingli China, Hainan Yingli, Yingli Tianjin, Yingli Lixian and Yingli Hengshui’s HNTE status will enable them to continue to enjoy the preferential income tax rate. Management believes that these subsidiaries, except for Tianwei Yingli, meet all the criteria for the reapplication of HNTE status.

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

Yingli Green Energy Europe GmbH, or Yingli Europe, and Yingli Green Energy South East Europe GmbH (formerly known as Yingli Green Energy Greece Sales GmbH), or Yingli South East Europe, are located in Germany and subject to a corporate income tax rate of 15% plus a solidarity surcharge of 5.5% on corporate income taxes. In addition, Yingli Europe and Yingli South East Europe are subject to trade income tax rates of 17.15% and 12.775%, respectively. The aggregate statutory income tax rate in Yingli Europe and Yingli South East Europe are subject to statutory income tax rates in the aggregate of 32.975% and 28.6%, respectively.

Yingli Green Energy Americas, Inc., or Yingli Americas, is located in New York City of the United States of America and is subject to a federal corporate tax rate of 34% and a state corporate tax rate of 6.6%, resulting in an aggregate income tax rate of 38.4%.

Domestic project assets in China are entitled to a 3+3 tax holiday starting from the year in which they first generate operating income. The domestic project assets elected and were approved to commence their 3+3 tax holiday. Therefore, the domestic project assets are entitled to income tax exemption for the first three years starting from the year in which they first generate operating income and subject to a reduced income tax rate of 12.5% in the following three years.

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

Accrued Warranty Obligations

Before September 30, 2011, our PV modules were typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. To remain consistent with industry practice, from October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nominal power output for 10 years, and 80.7% of nominal power output for a period of 25 years for multicrystalline PV modules and 98.0% of nominal power output for the first year, 92.0% of nominal power output for 10 years, and 82.0% of nominal power output for a period of 25 years for monocrystalline Panda PV modules. From September 1, 2014, we updated our warranty terms to guarantee 91.2% of nominal power for 10 years and 80.7% of nominal power output for 25 years for multicrystalline PV modules, and to guarantee 98.0% of nominal power output for the first year, 92.2% of nominal power output for 10 years, and 82.4% of nominal power output for 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with a linear-based warranty, which guarantees each year’s power output during the twenty-five-year warranty period. In December 2013, we entered into a similar module performance warranty insurance agreement with an insurance company for the same scope of beneficiaries during the period from January 1, 2014 to December 31, 2014, and renewed the agreement in March 2015, January 2016 and January 2017 for the period from January 1, 2015 to December 31, 2015, January 1, 2016 to December 31, 2016 and from January 1, 2017 to December 31, 2017, respectively. As a result, we bear the risk of warranty claims long after we have sold our products and recognized revenues. We have sold PV modules only since January 2003, and none of our PV modules have been in use for the entire warranty period. We perform industry-standard testing to test the quality, durability and safety of our products. As a result of such tests, we believe that the quality, durability and safety of our products are within industry norms. Our estimate of the amount of our warranty obligations is based on the results of these tests, with consideration being given to the warranty accrual practice of other companies in the same business and our expected failure rate and costs to service failed products. Our warranty obligation will be affected by our estimated product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting product failures. Consequently, we accrue the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of our warranty obligations. As of December 31, 2014, 2015 and 2016, our accrued warranty costs amounted to RMB748.4 million, RMB792.1 million, and RMB841.8 million (US$121.2 million), respectively. As of December 31, 2014, 2015 and 2016, RMB707.5 million, RMB753.3 million, and RMB804.3 million (US$115.9 million), respectively, in warranty costs were classified as noncurrent liabilities, which reflects our estimate of the timing of when the warranty expenditures will likely be made.

We charge actual warranty expenditures against the accrued warranty liability. To the extent that actual warranty expenditures differ significantly from estimates, we will revise our warranty provisions accordingly.

Changes in the carrying amount of accrued warranty liability are as follows:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(In thousands)
Beginning balance	666,946	748,428	792,139	114,092
Warranty expense for current year sales	120,780	84,520	84,924	12,232
Warranty costs incurred or claimed	(39,298)	(40,809)	(35,257)	(5,078)
Total accrued warranty cost	748,428	792,139	841,806	121,246
Less: accrued warranty cost, current portion	40,903	38,869	37,462	5,396
Accrued warranty cost, excluding current portion	707,525	753,270	804,344	115,850

Long-Lived Assets

As of December 31, 2014, 2015 and 2016, our intangible assets primarily consisted of technical know-how, customer relationships, long-term supplier agreements and trademarks.

We depreciate and amortize our property, plant, equipment and intangible assets, which are subject to amortization, using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of plant and equipment (including the salvage values) in order to determine the amount of depreciation expense to be recorded during each reporting period. We estimate the useful lives at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which would result in the recognition of increased depreciation and amortization expenses in future periods. There has been no change to the estimated useful lives or salvage values during 2014, 2015 and 2016.

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

After the work performed as discussed above, an impairment loss of RMB3,804.1 million related to buildings, machinery and equipment and shared assets in all solar production lines was recognized in 2015 to the extent that the asset group’s carrying value exceeds its fair value.

As a result of a significant drop in the selling price of PV modules in late 2016, we also recorded such impairment loss of RMB1,277.4 million in 2016.

Share-Based Compensation

As further described in Note (22) to our consolidated financial statements, we account for share-based compensation under FASB ASC Topic 718, “Compensation — Stock Compensation”. Under ASC Topic 718, the cost of all share-based payment transactions must be recognized in our consolidated financial statements based on their grant-date fair value over the vesting period, which is generally the period from the date of grant to the date when the share compensation is no longer contingent upon additional service from the employee, or the vesting period. We determine the fair value of our employees’ share options as of the grant date using the Black-Scholes option pricing model.

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

We had 6,910,812, 6,542,994, and 7,328,575 employee share options outstanding as of December 31, 2014, 2015 and 2016, respectively. The following table sets forth information regarding our employee share options outstanding as of December 31, 2014, 2015 and 2016:

	Number of Stock options	Weighted Average exercise price		Weighted Average remaining contractual term	Aggregate intrinsic Value

Outstanding as of December 31, 2013	5,169,567	US$	4.58
Granted	1,792,820	US$	4.17
Exercised	—		—	—	—
Forfeited or cancelled	(51,575)	US$	(3.80)
Outstanding as of December 31, 2014	6,910,812	US$	4.48
Granted	86,000	US$	0.84
Exercised	—	US$	—
Forfeited or cancelled	(453,818)	US$	(7.43)
Outstanding as of December 31, 2015	6,542,994	US$	4.23	4.49 years	—
Vested and expected to vest as of December 31, 2015	6,542,994	US$	4.23	4.49 years	—
Exercisable as of December 31, 2015	6,483,744	US$	4.04	4.44 years	—
Granted	817,881	US$	0.50
Exercised	—	US$	—
Forfeited or cancelled	(32,300)	US$	(5.98)
Outstanding as of December 31, 2016	7,328,575	US$	3.81	4.12 years
Vested and expected to vest as of December 31, 2016	7,328,575	US$	3.81	4.12 years
Exercisable as of December 31, 2016	6,531,394	US$	4.01	3.44 years

In addition to share options, we have granted a total of 2,665,060 restricted shares under our 2006 stock incentive plan for the benefit of 81 participants, consisting of 715,920 restricted shares granted to four directors and officers of Yingli Green Energy and 1,949,140 restricted shares to 76 other employees and nonemployees, comprising 33,792 restricted shares that were forfeited, as of December 31, 2014. None of these restricted shares remained unvested as of December 31, 2016.

We recorded noncash share-based compensation expense of RMB34.9 million, RMB12.0 million, and RMB1.5 million (US$0.2 million) as translated at the applicable average exchange rate prevailing during the period for the year ended December 31, 2014, 2015 and 2016.

Changes in our estimates and assumptions regarding the expected volatility and valuation of our ordinary shares could significantly impact the estimated fair values of our share options and, as a result, our net income (loss) and the net income available to our ordinary shareholders.

Based on the closing price of our ADS of US$2.60 on December 30, 2016, the aggregate intrinsic value of the options outstanding as of December 31, 2016 was nil.

Valuation of Inventories

Our inventories are stated at the lower of cost or market value. We routinely evaluate quantities and value of our inventories in light of current market conditions and market trends, and record a write-down against the cost of inventories for a decline in market value. Expected demand and anticipated sales prices are the key factors affecting our inventory valuation analysis. For purposes of our inventory valuation analysis, we develop expected demand and anticipated sales prices primarily based on sales orders and, to a far lesser extent, industry trends and individual customer analysis. We also consider sales and sales orders after each reporting period-end but before the issuance of our financial statements to assess the accuracy of our inventory valuation estimates. Historically, actual demand and sales prices have generally been consistent with or greater than expected demand and anticipated sales prices used for purposes of our inventory valuation analysis. The evaluation also takes into consideration new product development schedules, the effect that new products might have on sales of existing products, product obsolescence, customer concentrations, product merchantability and other factors. Market conditions are subject to change and actual consumption of inventories could differ from forecasted demand. Furthermore, the price of polysilicon, our primary raw material, is subject to fluctuations based on global supply and demand. Our management continually monitors changes in the purchase price we pay for polysilicon, including prepayments to suppliers, and the impact of such changes on our ability to recover the cost of inventory and our prepayments to suppliers. Our products have a long life cycle and obsolescence has not historically been a significant factor in the valuation of inventories. For the years ended December 31, 2014, 2015 and 2016, inventory write-downs due to the lower of cost or market assessment, which are included in the cost of revenues, were RMB4.2 million, RMB31.9 million, and RMB89.1 million (US$12.8 million), respectively.

Inventory Purchase Commitments

Until the third quarter of 2008, an industry-wide shortage of high purity polysilicon coupled with growing demand for PV modules caused the increases of polysilicon prices. In order to ensure the adequate supply of polysilicon, we entered into several long-term fixed price supply contracts with Supplier A, B and C from 2006 to 2011 under which the polysilicon would be delivered from 2009 to 2020. However, from the second quarter of 2011, the polysilicon price has decreased significantly as the result of increased polysilicon manufacturing capacity and the pressure from the decreasing average selling price of PV modules.

In October 2013, we entered into agreements with Supplier B to amend the contract and include a price adjustment mechanism that allows us and the vendor to renegotiate purchase price on a quarterly basis within a specified price range set forth in the amendments based on market price.

(a)	The inventory firm purchase commitment with Supplier A for the years ended December 31, 2014, 2015 and 2016

As of December 31, 2013, the total liability recognized for loss on inventory purchase commitments of RMB 1,244,743, after excluding the portion of RMB 87,134 recorded as a reduction of “Prepayment to suppliers” related to Supplier C, was all related to the long-term fixed price polysilicon contracts with Supplier A (see “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Our polysilicon costs may be higher than those of other market players due to our long-term commitment to purchase polysilicon at fixed prices, and we have failed to perform certain of our obligations under these long-term polysilicon supply contracts according to their original terms”), based on the management’s assessment by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. The provision was determined by using management’s best estimates of future purchase prices over the remaining terms of the contracts and applying such estimated purchase prices in the lower of cost or market evaluation. In estimating the anticipated renegotiated purchase prices, we considered the pertinent terms of each of the long-term supply contracts, the history and progress of renegotiation with the relevant vendors and the actual price concessions granted, the polysilicon market development based on available industry research data and the likelihood of achieving different levels of renegotiated prices for future periods. In addition to the estimated renegotiated purchase price, certain other key assumptions were used in measuring the loss accrual, which included but were not limited to (i) the estimated net realizable value of the PV modules manufactured from the polysilicon expected to be purchased under the long-term supply contracts; and (ii) the normal profit margin of the PV modules for purposes of estimating the replacement cost or market price under the lower of cost or market evaluation. We also considered the quantities that were required to be purchased and amounts due on take or pay arrangements, as well as the history and progress of renegotiation with the relevant vendors and the actual concessions granted in developing the amount of the estimated loss contingencies.

In the years ended December 31, 2014, 2015 and 2016, after management’s assessment by using the same methodology mentioned above, no additional contingency losses for inventory firm purchase commitment with Supplier A was determined to be required. However, due to significant fluctuation in the foreign exchange rates between the RMB and US$ in 2015 and 2016 and given that the inventory purchase commitment to Supplier A is dominated in US dollar, which is different from the related entities’ functional currency, a foreign exchange re-measurement loss of RMB 77,705 and RMB 90,300 (US$13,006) was recorded as additional provision and was recorded in “Provision for reserve for inventory purchase commitments” for the years ended December 2015 and 2016, respectively. No such provision was needed in 2014 since the foreign exchange rate was stable and the provision caused by the foreign exchange rate fluctuation was immaterial.

As of December 31, 2014, 2015 and 2016, the total reserve for inventory purchase commitment of Supplier A was RMB 1,244,743, RMB 1,322,448 and RMB 1,412,748 (US$ 203,478), respectively. Based on the stated delivery schedules through the end of 2014, 2015 and 2016, RMB 13,042, nil and nil were recorded in “Other current liabilities and accrued expenses”, respectively, and the remaining balance of RMB 1,231,701, RMB 1,322,448 and RMB 1,412,748 (US$ 203,478) were recorded in “Reserve for inventory purchase commitments” as of December 31, 2014, 2015 and 2016, respectively. The following table presents the movement of the liability for inventory purchase commitment:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(In thousands)
Beginning balance	(1,244,743)	(1,244,743)	(1,322,448)	(190,472)
Additions	-	(77,705)	(90,300)	(13,006)
Ending balance	(1,244,743)	(1,322,448)	(1,412,748)	(203,478)

In entering into our inventory purchase contracts with Supplier A, we made prepayments as described in “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Our polysilicon costs may be higher than those of other market players due to our long-term commitment to purchase polysilicon at fixed prices, and we have failed to perform certain of our obligations under these long-term polysilicon supply contracts according to their original terms”. As of December 31, 2015 and 2016, total balance of prepayments made to Supplier A was RMB 224,029 and RMB 239,327 (US$34,500). In 2014, 2015 and 2016, due to the anti-dumping duty and anti-subsidy investigation against Solar-Grade Polysilicon launched by the Ministry of Commerce of the People’s Republic of China, we did not make any purchases from the Supplier A under the above-mentioned long-term fixed price supply contract, which was entered into in 2011 and was effective from 2013 to 2020. We received invoices from Supplier A under its take-or-pay obligation for failing to take the shipments from 2013 to 2016 and are currently in discussion with the Supplier A to seek an acceptable solution to both parties in accordance with the long-term supply contract. According to the long-term supply contracts entered into between us and Supplier A, the minimum purchase amount approximates US$1.6 billion in total. We believe that, it is probable we will execute the agreements due to the “take or pay” obligation, which requires we to pay full amount to Supplier A according to the purchase and payment schedule listed in the agreements with Supplier A, regardless of whether we actually purchase raw materials from Supplier A. In addition, we also believe that based upon the status of the negotiations with Supplier A, as of December 31, 2015 and 2016, it is reasonably assured that (i) these prepayments are not legally forfeited, and (ii) these prepayments could be utilized for deliveries once we start purchasing from Supplier A. As a result, we believe that the total prepayments could be utilized for deliveries once we start purchasing from Supplier A, therefore there was no need to make a reserve against the prepayments to Supplier A as of December 31, 2015 and 2016.

(b)	The inventory firm purchase commitment with Supplier C for the years ended December 31, 2014, 2015 and 2016

As described in note 2(c), we also have prepayments with respect to another supplier, Supplier C, for the purchase of polysilicon. As of December 31, 2013, a provision of RMB 87,134 has been recorded as a reduction of “Prepayment to suppliers” in relation to the failure to purchase the stated quantities under the long-term fixed price supply contracts with Supplier C.

In 2015, we failed to purchase from Supplier C the stated quantities under the long-term fixed price supply contracts as our management determined after taking into consideration all relevant factors that it would be in our best interest not to accept those deliveries when they were due. As a result, because the contract has been substantially executed, the vendor claimed that certain advance payments had been forfeited. Unlike the take or pay obligation for Supplier A described in paragraph (a) above, if we fail to take the full amount of the agreed annual quantity in any calendar year, we do not have to pay for the remaining annual commitment, but rather only forfeit the unutilized portion of the prepayment related to that year. Further, we do not have the right to utilize this prepayment for deliveries in later years. Accordingly, a provision of RMB 71,266 was made against the forfeited advance payments as December 31, 2015. In 2015, we made a further assessment and estimated that for our best interest, we would continue not to purchase from Supplier C the stated quantities in the remaining execution period of these long-term fixed price supply contracts. As a result, an additional impairment of RMB 450,784 was provided as of December 31, 2015 based on the estimated shortage between the contractual procurement volume and the estimated procurement volume in the remaining execution period.

For year ended December 31, 2016, we made an additional true-up provision of RMB 10,672 (US$1,537), based on the difference between the actual shortage of the purchase volume in 2016 and the estimated purchase volume.

The following table presents the movement of the reserve against inventory purchase prepayments for Supplier C:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(In thousands)
Beginning balance	(87,134)	(87,134)	(609,184)	(87,741)
Additions	-	(522,050)	(10,672)	(1,537)
Ending balance	(87,134)	(609,184)	(619,856)	(89,278)

As of December 31, 2015 and 2016, total impairment provided against prepayments to Supplier C in relation to inventory purchase commitments was RMB 609,184 and RMB 619,856 (US$ 89,278), respectively. As of December 31, 2016, total remaining unreserved prepayments to Supplier C was RMB 238,242 (US$34,314), which represents management’s best estimation on the recoverability of the prepayments.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts for the estimated loss on receivables when collection may no longer be reasonably assured. We assess collectability of receivables based on a number of factors, including the customer’s financial condition and creditworthiness. We make credit sales to major strategic customers in Europe. To reduce credit risks relating to other customers, we require some of our customers to pay a major portion of the purchase price by letters of credit. For the years ended December 31, 2014, 2015 and 2016, our provisions for doubtful accounts amounted to RMB228.8 million, RMB414.8 million, and RMB61.5 million (US$8.9 million) respectively. We recorded a reversal of allowance for doubtful accounts of RMB59.5 million, RMB10.4 million, and RMB66.6 million (US$9.6 million) in 2014, 2015 and 2016, respectively, primarily due to the collection of a previously reserved amount from customers.

The following table sets forth the movement of allowance for doubtful accounts for the years ended December 31, 2014, 2015 and 2016:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

Beginning balance	(286,997)	(250,514)	(527,335)	(75,952)
Additions	(228,835)	(414,759)	(61,482)	(8,855)
Reversal of allowance for doubtful accounts	59,464	10,414	66,586	9,590
Write-off of accounts receivable	205,854	127,524	5,204	750
Reversal of partial accounts receivable written off in prior years	—	—	(12,093)	(1,742)
Ending balance	(250,514)	(527,335)	(529,120)	(76,209)

Results of Operations

The following table sets forth a summary of our results of operations for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Net revenues:
Sales of PV modules	12,179,474	94.2	8,464,779	84.9	7,026,074	1,011,965	83.9
Sales of PV systems	161,035	1.2	197,365	2.0	127,353	18,343	1.5
Other revenues	586,868	4.6	1,303,642	13.1	1,222,672	176,101	14.6
Total net revenues	12,927,377	100.0	9,965,786	100.0	8,376,099	1,206,409	100.0
Cost of revenues:
Cost of PV modules sales	10,050,844	77.7	7,329,306	73.5	6,044,193	870,545	72.2
Cost of PV systems sales	137,396	1.1	186,219	1.9	121,971	17,567	1.5
Cost of other revenues	500,892	3.9	1,262,931	12.7	1,058,062	152,393	12.6
Total cost of revenues	10,689,132	82.7	8,778,456	88.1	7,224,226	1,040,505	86.2
Gross profit	2,238,245	17.3	1,187,330	11.9	1,151,873	165,904	13.8
Operating expenses:
Selling expenses	1,095,145	8.5	854,315	8.6	630,873	90,865	7.5
General and administrative expenses(1)	615,131	4.8	523,150	5.2	542,758	78,173	6.5
Research and development expenses	573,792	4.4	396,991	4.0	146,850	21,151	1.8
Provisions for /(reversal of) doubtful accounts receivable	169,371	1.3	404,345	4.1	(5,104)	(735)	(0.1)
Disposal gain from of long-lived assets and land use right in relation to a subsidiary	—	—	(1,167,317)	(11.7)	143,016	20,599	1.7
Impairment of long-lived assets	—	—	3,804,116	38.2	1,277,373	183,980	15.3
Provision for prepayments in relation to inventory purchase commitments	—	—	522,050	5.2	10,672	1,537	0.1
Provision for reserve for inventory purchase commitments	—	—	77,705	0.8	90,300	13,006	1.1
Total operating expenses(1)	2,453,439	19.0	5,415,355	54.3	2,836,738	408,576	33.9
Loss from operations(1)	(215,194)	(1.7)	(4,228,025)	(42.4)	(1,684,865)	(242,672)	(20.1)
Interest expense, net	(980,845)	(7.6)	(954,544)	(9.6)	(656,622)	(94,573)	(7.8)
Foreign currency exchange (losses)/gain	(243,386)	(1.9)	(132,709)	(1.3)	6,000	864	0.1

	For the Year Ended December 31,
	2014		2015		2016
	RMB	%	RMB	%	RMB	US$	%
	(In thousands, except percentages)
Other income	125,568	1	148,462	1.5	246,967	35,571	3.0
Income tax expense	(89,723)	(0.7)	(731,191)	(7.3)	(12,895)	(1,857)	(0.2)
Equity in income/(loss) of affiliates, net	2,245	-	(829)	-	(17,554)	(2,528)	(0.2)
Net loss(1)	(1,401,335)	(10.9)	(5,898,836)	(59.2)	(2,118,969)	(305,195)	(25.3)
Less: Loss attributable to the non-controlling interests	101,526	0.8	298,310	3.0	21,315	3,070	0.3
Net loss attributable to Yingli Green Energy(1)	(1,299,809)	(10.1)	(5,600,526)	(56.2)	(2,097,654)	(302,125)	(25.0)

(1)	Subsequent to furnishing the Form 6-K on April 13, 2017 related to the earnings release which included our financial information for the fourth quarter and full year ended December 31, 2016, in consideration of the uncertainties involved in the appeals process described below, our management reevaluated its earlier assessment of certain litigation originally filed against us by a supplier in September 2015 and related court judgments issued at the end of December 2016 of which our company was notified in January 2017 and which we appealed, and concluded that our company should recognize a provision of RMB59 million (US$8.5 million) in respect of such litigation in the year ended December 31, 2016. The recognition of this provision impacted our general and administrative expenses, total operating expenses, loss from operations, net loss, net loss attributable to Yingli Green Energy, earnings per share and earnings per ADS in our results of operations for the year ended December 31, 2016. For more information, see “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We are exposed to various risks related to legal or administrative proceedings or claims that could adversely affect our financial condition, results of operations and reputation, and may cause losses to our business.” and “(25) Commitments and Contingencies” in the financial statements included elsewhere in this annual report.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues. Our total net revenues were RMB8,376.1 million (US$1,206.4 million) in 2016, which decreased by 16.0% from RMB9,965.8 million in 2015. Our PV module shipment volume (including shipments for PV systems) in 2016 was 2,170.4 megawatts, a decrease of 11.3% from 2,447.0 megawatts in 2015. The decrease in total net revenues year-over-year was mainly due to decreased PV module shipments as a result of a lower utilization rate of production capacity caused by tight cash flow starting from mid-2015, as well as a decline in the average selling price of our company’s modules.

Net revenues from sales of PV modules were RMB7,026.1 million (US$1,012.0 million), or 83.9% of total net revenues in 2016, compared to RMB8,464.8 million, or 84.9% of total net revenues in 2015. Our PV module sales in China in 2016 were RMB3,691.2 million (US$531.6 million), or 44.1% of our total net revenues, compared to RMB2,714.8 million, or 27.2% of our total net revenues in 2015. Our PV module sales in Japan in 2016 were RMB2,288.7 million (US$329.6 million), or 27.3% of our total net revenues, compared to RMB2,613.5 million, or 26.2% of our total net revenues in 2015.

Net revenues from sales of PV cells, wafers and raw materials were RMB746.3 million (US$107.5 million), or 8.9% of total net revenues in 2016, compared to RMB686.1 million, or 6.9% of total net revenues in 2015.

Net revenues from PV cells and PV modules processing fee were RMB308.4 million (US$44.4 million), or 3.7% of total net revenues in 2016, compared to RMB389.5 million, or 3.9% of total net revenues in 2015.

Net revenues from sales of PV systems were RMB127.4 million (US$18.3 million), or 1.5% of total net revenues in 2016, compared to RMB197.4 million, or 2.0% of total net revenues in 2015. Most of our net revenues from sales of PV systems in 2016 were derived from China.

Other revenues were RMB168.0 million (US$24.2 million), or 2.0% of total net revenues in 2016, compared to RMB228.1 million, or 2.3% of total net revenues in 2015. Net revenues from sales of electricity were RMB 33.4 million (US$ 4.8 million), or 0.4% of total net revenues in 2016, compared to RMB 38.1 million, or 4% of total net revenues in 2015, which has been classified in “Other revenues”.

Cost of Revenues. The cost of PV modules sales as a percentage of net revenues from PV modules slightly decreased to 86.0% in 2016, from 86.6% in 2015. Net revenues from sales of electricity were RMB 33.4 million (US$ 4.8 million), or 0.4% of total net revenues in 2016, compared to RMB 38.1 million, or 4% of total net revenues in 2015, which has been classified in “Other revenues”.

Gross Profit. Our gross profit was RMB1,151.9 million (US$165.9 million) in 2016, compared to RMB1,187.3 million in 2015. Our gross margin was 13.8% in 2016, compared to 11.9% in 2015.

Operating Expenses. Our operating expenses in 2016 were RMB2,836.7 million (US$408.6 million), compared to RMB5,415.4 million in 2015. Operating expenses as a percentage of net revenue was 33.9% in 2016, compared to 54.3% in 2015. The decrease was mainly due to,

•	Impairment of long-lived assets. Mainly due to the lower utilization rate of production facilities, our company recorded an impairment loss of RMB 3.8 billion for property, plant and equipment based on the difference between carrying value and fair value of such long-lived assets in 2015, while due to a significant decrease in the selling price of PV modules in late 2016, our company recorded such impairment loss of RMB1.3 billion in 2016.

•	Provision for/ (reversal of) doubtful accounts receivable. As a result of certain customers’ prolonged failure to settle accounts receivable and the continuing deterioration of their financial condition and creditworthiness, we made a total provision of RMB 404.3 million in 2015 for the doubtful accounts receivable related to these customers, while we reversed provision for doubtful accounts receivable of RMB 5.1 million (US$ 0.7 million) in 2016 due to collection of these accounts receivable.

•	Provision for prepayments in relation to inventory purchase commitments. In 2015, our company recorded provisions of RMB 522.1 million for the prepayments to certain supplier under our company's long-term polysilicon supply contracts as a result of the reassessment of the purchase commitments under those supply contracts, while our company recorded such provision of RMB10.7 million in 2016.

•	Selling expenses. Our company’s selling expenses were RMB630.9 million (US$90.9 million) in 2016, decreased from RMB854.3 million in 2015. The decrease was primarily due to a lower freight and insurance costs as a result of decreased total PV module shipments.

•	General and administrative expenses. Our company made a provision of RMB113.4 million (US$16.3 million) in 2016 against prepayments made to several suppliers due to these suppliers failing to fulfill their delivery obligations under their contracts with our company and each was in financial difficulty. Except for the bad debt provision, our company’s general and administrative expenses decreased to RMB429.3 million (US$61.8 million) in 2016 from RMB523.2 million in 2015 mainly as a result of more strict and effective control on general and administrative expenses.

•	Research and development expenses. Our research and development expenses decreased to RMB146.9 million (US$21.2 million) in 2016 from RMB397.0 million in 2015. The decrease in research and development expenses from 2016 to 2015 was mainly due to our enhanced control of research and development projects as a result of our tight cash flow.

The decrease in our operating expenses was partially offset by,

•	Disposal gain from long-lived assets and land use right in relation to a subsidiary and write off of related receivable. In 2015, Fine Silicon, one of our company's subsidiaries in China, disposed its long-lived assets and land use rights and our company recognized a disposal gain of RMB 1.2 billion while in 2016, we further received RMB 103 million from local government. For the expected remaining outstanding receivables of RMB 143,016 (US$20,599), as further discussed with local government in terms of the method of calculation of the contributions, we believe the expected remaining amount will not be paid. As a result, a fully provision of RMB143,016 (US$20,599) was provided by us for the year ended December 31, 2016.

•	Provision for reserve for inventory purchase commitments. In 2015, our company recorded provision for reserve for inventory purchase commitments of RMB77.7 million while our company recorded such provision of RMB90.3 million (US$13.0 million) in 2016.

Loss from Operations. Loss from operations was RMB1,684.9 million (US$242.7 million) in 2016, compared to RMB4,228.0 million in 2015. As a result of the cumulative effect of the above factors, operating loss margin was 20.1% in 2016, compared to 42.4% in 2015.

Interest Expenses, Net. Net interest expense in 2016 was RMB656.6 million (US$94.6 million), compared to RMB 954.5 million in 2015. The decrease in interest expenses in 2016 is primarily attributable to our company having entered into supplement agreements with certain lending banks to reduce its interest rate on bank borrowings from those lending banks. As of December 31, 2016, our company had an aggregate of RMB11.5 billion (US$1.7 billion) of borrowings and medium-term notes outstanding, compared to RMB 11.8 billion as of December 31, 2015. The weighted average interest rate for our company's borrowings in 2016 was 5.59%, which decreased from 6.39% in 2015.

Foreign Currency Exchange Gain/Loss. Foreign currency exchange gain was RMB6.0 million (US$0.9 million) in 2016, compared to a foreign currency exchange loss of RMB132.7 million in 2015. Our company recorded a foreign currency exchange gain in 2016 was mainly due to appreciation of Japanese Yen and Euro appreciated against Renminbi in 2016 and our company had a balance of net financial assets denominated in Japanese Yen and Euro, which was substantially offset by a currency exchange loss caused by the depreciation of Renminbi against the U.S. dollar in 2016 because our company had a balance of net financial liabilities denominated in U.S. dollar. The foreign exchange loss in 2015 was mainly due to the depreciation of Renminbi against the U.S. dollar.

Income Tax Expense. We recognized an income tax expense of RMB12.9 million (US$1.9 million) in 2016, compared to an income tax expense of RMB731.2 million in 2015. The significant amount incurred in 2015 was primarily due to assessment on recovery of deferred income tax assets which resulted in an additional valuation allowance of deferred income tax assets as well as the realization of deferred tax assets upon the disposal of Fine Silicon land use rights.

Loss Attributable to the Non-controlling Interests. In 2016, loss attributable to the non-controlling interests was RMB21.3 million (US$3.1 million), compared to RMB298.3 million in 2015.

Net Loss Attributable to Yingli Green Energy. As a result of the cumulative effect of the above factors, our net loss attributable to Yingli Green Energy was RMB2,097.7 million (US$302.1 million) in 2016, compared to RMB5,600.5 million in 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

Net Revenues. Our total net revenues were RMB9,965.8 million in 2015, which decreased by 22.9% from RMB12,927.4 million in 2014. Our PV module shipment volume (including shipments for PV systems) in 2015 was 2,447.0 megawatts, a decrease of 27.2% from 3,361.3 megawatts in 2014. The decrease in total shipments was primarily due to the lower-than-expected utilization rate of our production facilities for our in-house PV modules as a result of tight cash flow in 2015. The decrease in total net revenues year-over-year was mainly due to reduction in total PV module shipment and decline in our average selling prices of PV modules around the world, especially in China.

Net revenues from sales of PV modules were RMB8,464.8 million, or 84.9% of total net revenues in 2015, compared to RMB12,179.5 million, or 94.2% of total net revenues in 2014. Our PV module sales in China in 2015 were RMB2,714.8 million, or 27.2% of our total net revenues, which decreased from RMB4,550.9 million, or 35.2% of our total net revenues in 2014. Our PV module sales in Japan in 2015 were RMB2,613.5 million, or 26.2% of our total net revenues, which increased from RMB2,415.6 million, or 19.8% of our total net revenues in 2014. Our PV module sales in the United States in 2015 were RMB1,235.2 million, or 12.4% of our total net revenues which decreased from RMB2,301.5 million, or 17.8% of our total net revenues in 2014.

Net revenues from sales of PV cells, wafers and raw materials were RMB686.1 million, or 6.9% of total net revenues in 2015, which increased from RMB439.6 million, or 3.4% of total net revenues in 2014.

Net revenues from PV cells and PV modules processing fee were RMB389.5 million, or 3.9% of total net revenues in 2015. We did not generate such revenues in 2014.

Net revenues from sales of PV systems were RMB197.4 million, or 2.0% of total net revenues in 2015, which increased from RMB161.0 million, or 1.2% of total net revenues in 2014. Most of our net revenues from sales of PV systems in 2015 were derived from China.

Other revenues were RMB228.1 million, or 2.3% of total net revenues in 2015, which increased from RMB147.2 million, or 1.1% of total net revenues in 2014.

Cost of Revenues. The cost of PV modules sales as a percentage of net revenues from PV modules increased to 86.6% in 2015, from 82.5% in 2014. This increase was primarily due to an increase in unit production cost of PV modules as a result of the lower-than-expected utilization rate of production facilities and decline in total net revenues.

Gross Profit. As a result of the factors described above, our gross profit was RMB1,187.3 million in 2015, which decreased from gross profit of RMB2,238.2 million in 2014. Our gross margin was 11.9% in 2015, which decreased from 17.3% in 2014.

Operating Expenses. Our operating expenses were RMB5,415.4 million in 2015, which increased from RMB2,453.4 million in 2014. Operating expenses as a percentage of net revenue increased to 54.3% in 2015 from 19.0% in 2014. The increase was mainly due to,

•	Impairment of long-lived assets. Due to lower-than-expected utilization of certain production facilities, we did an impairment analysis on our long-lived assets in 2015 and recorded an impairment loss of approximately RMB3.8 billion for property, plant and equipment with respect to the production facilities based on the difference between carrying value and fair value of such long-lived assets. We did not record such impairment loss in 2014.

•	Provision for reserve for inventory purchase commitments under long-term polysilicon supply contracts. In 2015, we recorded provisions of approximately RMB77.7 million for the inventory purchase commitments with certain supplier under our long-term polysilicon supply contracts as a result of the reassessment of the purchase commitments under those supply contracts. No such provision was made in 2014.

•	Provision for prepayment in relation to inventory purchase commitments under long-term polysilicon supply contracts. In 2015, we recorded provisions of approximately RMB522.1 for the prepayments to certain supplier under our long-term polysilicon supply contract, which included: 1) Provision of RMB71.3 million due to that we failed to purchase contractual volume as stated in the long-term contract in 2015; 2) Provision of RMB450.8 million as we estimated that we will also fail to purchase contractual volume as stated in the long-term contract in the remaining contract period in the future. No such provision was made in 2014.

•	Provision for doubtful accounts receivable. As a result of certain customers’ prolonged failure to settle accounts receivable and the continuing deterioration of their financial condition and creditworthiness, we made a total provision of RMB404.3 million in 2015 for the doubtful accounts receivable related to these customers, while we made provision for doubtful accounts receivable of RMB169.4 million in 2014.

The increase in our operating expenses was partially offset by,

•	Gain on disposal of land use rights. In 2015, Fine Silicon disposed its land use rights and we recognized a disposal gain of approximately RMB1.2 billion, while we did not recognize such gain in 2014.

•	Selling expenses. Our selling expenses were RMB854.3 million in 2015, which decreased from RMB1,095.1 million in 2014. The decrease was primarily due to a lower freight and insurance costs as a result of decreased total PV module shipments.

•	General and administrative expenses. Our general and administrative expenses decreased to RMB523.2 million in 2015 from RMB615.1 million in 2014.

•	Research and development expenses. Our research and development expenses decreased to RMB397.0 million in 2015 from RMB573.8 million in 2014. The decrease in research and development expenses from 2015 to 2014 was mainly due to our balanced control of research and development projects as a result of the tight cash flow.

Loss from Operations. Loss from operations was RMB4,228.0 million in 2015, compared to RMB215.2 million in 2014. As a result of the cumulative effect of the above factors, operating loss margin was 42.4% in 2015, compared to 1.7% in 2014.

Interest Expenses, Net. Net interest expenses were RMB954.5 million in 2015, which decreased from RMB980.8 million in 2014. The slight decrease in interest expenses in 2015 was mainly due to reduction in the principal of our borrowings, primarily as a result of the repayment of the bank loans and two medium-term notes due in May 2015 and October 2015. The weighted average interest rate for our borrowings in 2015 was 6.39%, which slightly decreased from 6.44% in 2014.

Foreign Currency Exchange Losses. Foreign currency exchange losses were RMB132.7 million in 2015, compared to RMB243.4 million in 2014. The decrease in foreign exchange loss year-over-year was mainly due to less depreciation of Euros and Japanese Yen against Renminbi in 2015, and to the fact that we had a balance of net current assets denominated in Euro and Japanese Yen.

Income Tax Expense. We recognized an income tax expense of RMB731.2 million in 2015, compared to an income tax expense of RMB89.7 million in 2014. The increase of income tax expense year-over-year was primarily due to assessment on recovery of deferred income tax assets which resulted in an additional valuation allowance of deferred income tax assets in 2015.

Loss Attributable to the Noncontrolling Interests. In 2015, loss attributable to the non-controlling interests was RMB298.3 million, compared to RMB101.5 million in 2014.

Net Loss Attributable to Yingli Green Energy. As a result of the cumulative effect of the above factors, our net loss attributable to Yingli Green Energy was RMB5,600.5 million in 2015, compared to RMB1,299.8 million in 2014.

B.	Liquidity and Capital Resources

We require a significant amount of cash to fund our operations. We also have a significant amount of debt outstanding and debt service requirements to satisfy. We may also require cash to meet our future capital requirements, which may be difficult to predict.

Cash Flows and Working Capital

Our ability to continue as a going concern for a reasonable period of time largely depends on the ability of our management to successfully execute our business plan (including increasing sales while decreasing operating costs and expenses) and, if required, the ability to obtain additional funds from third parties, including banks, or from the issuance of additional equity or debt securities. There is substantial doubt in this regard. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — There is substantial doubt as to our ability to continue as a going concern”.

The primary sources of our financing have been borrowings from banks and other third parties, private placements of our debt, equity and equity-linked securities as well as our initial public offering, follow-on offerings, convertible senior notes offering, and medium-term notes offering. As of December 31, 2016, we had RMB506.6 million (US$73.0 million) in cash, RMB361.8 million (US$52.1 million) in restricted cash, RMB9,010.2 million (US$1,297.7 million) in outstanding short-term borrowings (including the current portion of our long-term debt, RMB357 million of the 2010 MTNs that became due on October 13, 2015, RMB1.4 billion of the 2011 MTNs that became due on May 12, 2016, and RMB300.0 million of the 2012 MTNs that became due on May 3, 2017), and RMB2,523.6 million (US$363.5 million) in outstanding long-term debt (excluding the current portion).

As of December 31, 2016, our cash consisted of cash on hand, cash in bank accounts and interest-bearing savings accounts, and our restricted cash consisted of bank deposits for securing letters of credit, letters of guarantee granted to us and bank deposits for securing loan facilities.

Borrowings

(a)	Current

Our outstanding short-term borrowings from banks were made principally to support our working capital requirements and to repay other short-term borrowings. Our short-term borrowings from banks have a term of less than one year and expire at various times throughout the year. We have historically negotiated renewals of certain of these borrowings shortly before they were to mature.

Short-term borrowings and current instalments of long-term debt consist of the following:

	Year ended December 31,
	2015	2016
	RMB	RMB	US$

Guaranteed by bank deposits	—	30,000	4,321
Guaranteed by related parties	3,871,241	4,338,276	624,842
Guaranteed by property, plant and equipment	1,805,607	1,335,374	192,334
Guaranteed by accounts receivable	128,917	—	—
Guaranteed by third parties	—	34,000	4,897
Unsecured loans	711,793	404,666	58,284
Subtotal of short-term borrowings*	6,517,558	6,142,316	884,678
Current portion of long-term debts (note 10(b))*	849,625	810,889	116,791
Current portion of medium-term notes (note (11))	1,757,000	2,057,000	296,270
Total short-term borrowings and current portion of long-term debt	9,124,183	9,010,205	1,297,739

*Short-term borrowings and current portion of long-term debts consist of the following:

	Year ended December 31,
	2015	2016
	RMB	RMB	US$
Short-term borrowings:
No breach of loan covenants or no triggering cross default	3,311,873	1,852,798	266,859
In breach of loan covenants or triggering cross default with no waivers from banks	3,205,685	4,289,518	617,819
	6,517,558	6,142,316	884,678

Current portion of long-term debts
No breach of loan covenants or no triggering cross default	226,330	37,012	5,331
In breach of loan covenants and no waiver received from banks	584,448	657,835	94,748
In breach of loan covenants with waivers received from banks	38,847	116,042	16,712
	849,625	810,889	116,791

As of December 31, 2016, we and our subsidiaries had 66 outstanding loans classified as current liabilities with financial covenants and were in breach of the financial covenants under 15 of these loans with an aggregate principal amount of RMB3,540,745 (US$509,973). All of these loans were borrowed by Yingli China and Tianjin Yingli from China Development Bank and the financial covenants breached were regarding the current ratio, quick ratio, debt-to-asset ratio and debt coverage ratio of Yingli China, and the debt-to-asset ratio of Tianjin Yingli. Given the original terms of these loans would have matured in the near term and considering our continued need for short-term financing, we had focused on negotiating with China Development Bank for the extension of these loans and did not request any separate waiver for breach of financial covenants. As of December 31, 2016, notwithstanding the failure of Yingli China and Tianjin Yingli to satisfy the relevant financial covenants in the original agreements, China Development Bank, which was fully aware of the financial condition of Yingli China and Tianjin Yingli, agreed to extend the terms of certain of these loans by an additional one year upon their maturity with the existing financial covenants. Among the 15 loans mentioned above, the terms of 13 loans had been extended by written agreements between China Development Bank and Yingli China or Tianjin Yingli by year ended December 31, 2016, the term of one loan was subsequently extended. All the loans mentioned above were classified as current liabilities as of December 31, 2016 because they were in breach of loan covenants both before and after extension.

As of December 31, 2016, the breach of financial covenants mentioned above did not trigger any cross-default provision under any loan of us and our subsidiaries. We and our subsidiaries did not have any cross-default triggered under any of their loans classified as non-current liabilities due to any other reason either.

As of December 31, 2016, because Yingli China failed to repay 10 short term loans totaling RMB73,156 (US$10,537) when such repayments became due in October and November 2016, such payment default triggered cross-defaults under Yingli China’s 17 other loans classified as current liabilities with an aggregate principal amount of RMB2,377,478 (US$342,428). In addition, Hainan Yingli failed to repay a loan with a principal amount of RMB99,089 (US$14,272) upon its maturity in November 2015, and such payment default triggered cross-defaults under Hainan Yingli’s four other loans classified as current liabilities with an aggregate principal amount of RMB184,720 (US$26,605). All the loans mentioned above were classified as current liabilities as of December 31, 2016 because they either had payment defaults or cross-defaults. Yingli China subsequently repaid the short term loans totaling RMB 73,156. Meanwhile, Hainan Yingli is still in negotiation with the bank to extend the term.

Short-term borrowings outstanding (including the current portion of long-term debt) as of December 31, 2015 and 2016 bore a weighted average interest rate of 5.72% and 5.08% per annum, respectively. All short-term borrowings mature and expire at various times within one year.

(b)	Non-current

	Year ended December 31,
	2015	2016
	RMB	RMB	US$
Long-term debt and medium-term notes:
Secured loans from China Development Bank	2,888,287	3,000,548	432,169
Guaranteed by related parties	45,000	33,000	4,753
Secured by multiple assets	322,236	300,962	43,347
Medium-term notes (note (11))	2,057,000	2,057,000	296,270
Borrowings from other third parties:
Guaranteed by property, plant and equipment	—	—	—
	5,312,523	5,391,510	776,539
Less: current portion	(2,606,625)	(2,867,889)	(413,062)
Total long-term debt and medium-term notes	2,705,898	2,523,621	363,477

As of December 31, 2015 and 2016, long-term debts that were in breach and no breach of loan covenants as following:

	Year ended December 31,
	2015	2016
	RMB	RMB	US$
Long-term debt::
In breach of loan covenants with waivers from banks	898,257	865,625	124,676
No breach of loan covenants	1,507,641	1,657,996	238,801
Total long-term debt	2,405,898	2,523,621	363,477

Long-term loans that breached certain loan covenants as of December 31, 2016

In October 2011, Tianjin Yingli New Energy Resources Co., Ltd. (“Tianjin Yingli”) borrowed an eight-year RMB 350,000 loan from China Development Bank at an interest rate of the five-year Renminbi benchmark loan rate per annum (“Tianjin Yingli RMB Loan”). The loan is guaranteed by property, plant and equipment. We withdrew RMB 350,000 (US$ 50,410) by the end of December 31, 2016. Based on the amendment entered into in April 2016, the amended repayment schedule is RMB 600 due in February 2017, RMB 10,000 due in August 2017, RMB 25,000 due in February 2018, RMB 25,000 due in August 2018, RMB 25,000 due in February 2019, RMB 25,000 due in August 2019, RMB 25,000 due in February 2020, RMB 25,000 due in August 2020, RMB 25,000 due in February 2021, RMB 25,000 due in August 2021, RMB 25,000 due in February 2022, RMB 19,000 due in October 2022. As of December 31, 2016, the current and non-current portion of this long-term borrowing was RMB 10,600 (US$ 1,527) and RMB 244,000 (US$ 35,143), respectively.

The loan agreement for Tianjin Yingli RMB Loan required Tianjin Yingli to maintain a debt-to-asset ratio (calculated as total liabilities divided by total assets) of no more than 80%. As of December 31, 2016, Tianjin Yingli was in breach of the financial covenant to maintain a debt-to-asset ratio of less than 80%. China Development Bank granted a written waiver to Tianjin Yingli which waived the requirement regarding Tianjin Yingli’s debt-to-asset ratio under the loan agreement until June 2018. The waiver did not impose any new financial covenant or require any prepayment.

In October 2011, Tianjin Yingli borrowed an eight-year US$100,000 loan from China Development Bank at an interest rate of 6-month LIBOR plus 5.2% per annum. The loan is guaranteed by property, plant and equipment (the “Tianjin Yingli USD Loan”). We withdrew US$100,000 (RMB694, 300) by the end of December 31, 2016. Based on the first amendment entered into in November 2015, the loan repayment schedule of the loan with a remaining balance of US$ 70,000 was modified. The original repayment schedule was US$9,000 due in August 2015, US$9,000 due in February 2016, US$9,000 due in August 2016, US$9,000 due in February 2017, US$9,000 due in August 2017, US$10,000 due in February 2018, US$5,000 due in August 2018, US$5,000 due in February 2019 and US$5,000 due in August 2019. The amended repayment schedule was US$200 due in April 2016, US$200 due in October 2016, US$10,000 due in April 2017, US$10,820 due in October 2017, US$14,300 due in April 2018, US$11,500 due in October 2018, US$11,500 due in April 2019 and US$11,480 due in October 2019. No other key terms were changed in the amendment. Based on the second amendment entered into in April 2016, the amended repayment schedule is US$200 due in April 2017, US$3,000 due in October 2017, US$7,000 due in April 2018, US$8,000 due in October 2018, US$8,000 due in April 2019, US$7,000 due in October 2019, US$7,000 due in April 2020, US$7,000 due in October 2020, US$6,000 due in April 2021, US$6,000 due in October 2021, US$6,000 due in April 2022 and US$4,760 due in October 2022. In addition, the interest rate was modified from 6-month LIBOR plus 5.2% per annum to 6-month LIBOR plus 4.5% per annum. As of December 31, 2016, the current and non-current portion of this long-term borrowing was US$ 3,200 (RMB 22,218) and US$66,760 (RMB 463,515), respectively.

The loan agreement for the Tianjin Yingli USD Loan required Tianjin Yingli to maintain a current ratio (calculated as total current assets divided by total current liabilities) of no less than 60%, quick ratio (calculated as total current assets minus inventory and then divided by total current liabilities) of no less than 50%, debt-to-asset ratio (calculated as total liabilities divided by total assets) of no more than 80%, debt coverage ratio (calculated as cash available for debt servicing during the period divided by interest and principal payments during the period) of no less than 150%, and interest coverage ratio (calculated as cash available for interest payment during the period divided by interest and other fees payable during the period) of no less than 150%. As of December 31, 2016, Tianjin Yingli was in breach of the financial covenant to maintain a debt-to-asset ratio of less than 80%. China Development Bank granted a written waiver to Tianjin Yingli which waived the requirement regarding Tianjin Yingli’s debt-to-asset ratio under both loan agreements until the end of the contract term. The waiver did not impose any new financial covenant or require any prepayment.

In October 2011, Hengshui Yingli New Energy Resources Co., Ltd. (“Hengshui Yingli”) entered into an eight-year US$50,000 loan agreement with China Development Bank at an interest of 6-month LIBOR plus 5.8% per annum and subject to adjustment annually (the “Hengshui Yingli USD Loan”). The loan is guaranteed by property, plant and equipment. By the end of December 31, 2016, we withdrew US$50,000 (RMB 347,150). Out of US$ 3,000 due in December 2015, US$ 50 was repaid. Based on the first amendment entered into in December 2015, the loan repayment schedule of the loan with a remaining balance of US$ 34,950 was modified. The original repayment schedule was US$2,950 due in December 2015, US$4,000 due in June 2016, US$4,000 due in December 2016, US$4,000 due in June 2017, US$4,000 due in December 2017, US$4,000 due in June 2018, US$4,000 due in December 2018, US$4,000 due in June 2019, US$4,000 due in October 2019. The amended repayment schedule was US$50 due in June 2016, US$50 due in December 2016, US$6,000 due in June 2017, US$6,000 due in December 2017, US$5,620 due in June 2018, US$5,620 due in December 2018, US$5,800 due in June 2019, US$5,810 due in October 2019. No other key terms were changed in the amendment. Based on the second amendment entered into in March 2016, the interest rate was modified from 6-month LIBOR plus 5.8% per annum to 6-month LIBOR plus 4.5% per annum. As of December 31, 2016, the current and non-current portion of this long-term borrowing was US$ 12,000 (RMB 83,316) and US$ 22,850 (RMB 158,648), respectively.

The loan agreement for the Hengshui Yingli USD Loan required Hengshui Yingli to maintain a debt-to-asset ratio (calculated as total liabilities divided by total assets) of no more than 75% and debt coverage ratio (calculated as cash available for debt servicing during the period divided by interest and principal payments during the period) of no less than 130%. As of December 31, 2016, Hengshui Yingli was in breach of the financial covenant to maintain a debt-to-asset ratio of no more than 75%. China Development Bank granted a written waiver to Hengshui Yingli which waived the requirement regarding Hengshui Yingli’s debt-to-asset ratio under the loan agreement until the end of the contract term. The waiver did not impose any new financial covenant or require any prepayment.

Long-term loans that did not breach loan covenants as of December 31, 2016

In December 2008, Yingli China entered into an eight-year US$ 70,000 loan agreement at an interest rate of 6-month LIBOR plus 6% per annum with China Development Bank. The loan is guaranteed by Tianwei Yingli and Mr. Liansheng Miao, our chairman and CEO, and secured by Yingli China’s property, plant and equipment. The loan is repayable in annual instalment of US$ 8,000 for the first two years and US$ 9,000 for the remaining six years, respectively, commencing in December 2009. In December 2015, out of US$ 18,000 that was due, we repaid US$ 50, and the remaining portion of US$ 17,950 was extended to December 2016 based on the first amendment of the loan agreement entered into in December 2015. Based on the second amendment of the loan agreement entered into in June 2016, the amended repayment schedule was US$50 due in December 2017, US$8,920 due in December 2018 and US$8,930 due in December 2019. In addition, the interest rate was modified from 6-month LIBOR plus 6% per annum to 6-month LIBOR plus 3.5% per annum. As of December 31, 2016, the current and non-current portion of this long-term borrowing was US$50 (RMB 347) and US$ 17,850 (RMB 123,933), respectively.

In May 2010, Hainan Yingli entered into a five-year RMB 180,000 loan agreement at an interest rate of the three-five year Renminbi benchmark loan rate per annum with Industrial and Commercial Bank of China Limited. The loan is guaranteed by us and repayable in semi-annual instalment of RMB 20,000 starting from August 2011. Based on the first amendment of the loan agreement entered into in December 2015, loan of RMB 14,000 that was due in September 2015 was extended to September 2016. In addition, the interest rate was modified from the three-five year Renminbi benchmark loan rate per annum to the five-year Renminbi benchmark loan rate plus an additional surcharge of 10% per annum. Based on the second amendment of the loan agreement entered into in September 2016, the amended repayment schedule was RMB 2,000 due in March 2017, RMB 2,000 due in June 2017 and RMB 10,000 due in September 2017. In addition, the interest rate was modified from the five-year Renminbi benchmark loan rate plus an additional surcharge of 10% per annum to the five-year Renminbi benchmark loan rate. As of December 31, 2016, the current and non-current portion of this long-term borrowing was RMB 14,000 (US$ 2,016) and nil, respectively.

In May 2011, Yingli China entered into a 42-month RMB 1,160,000 loan agreement with Bank of China and China Citic Bank at an interest rate of the three-five year Renminbi benchmark loan rate plus an additional surcharge of 5% of the interest rate per annum. By the end of December 31, 2016, we withdrew RMB 481,000 (US$ 69,278). The loan is guaranteed by Yingli Green Energy and Yingli Group. As of December 31, 2016, the current and non-current portion of this long-term borrowing was RMB 164,300 (US$ 23,664) and nil, respectively. Out of the loan of RMB 164,300, loan with RMB 20,000 due in November 2015 was extended to May 2016 based on the first amendment of the loan agreement entered into in November 2015. Based on the second amendment of the loan agreement entered into in June 2016, total loan of RMB 164,300 and interest due in May 2016 was extended to May 2017.

In November 2011, Hainan Yingli entered into an eight-year RMB 900,000 loan agreement with China Development Bank at an interest rate of the five-year Renminbi benchmark loan rate per annum. The loan is guaranteed by property, plant and equipment. In May 2013, Hainan Yingli entered into an amendment to increase this loan credit limit by RMB 282,150. Out of RMB 90,800 due in November 2015, RMB600 was repaid. Based on the first amendment of the loan agreement entered into in November 2015, the loan repayment schedule of the loan with a remaining balance of RMB 727,550 was modified. The original repayment schedule was RMB 90,200 due in November 2015, RMB90,800 due in May 2016, RMB90,800 due in November 2016, RMB90,800 due in May 2017, RMB90,800 due in November 2017, RMB90,800 due in May 2018, RMB90,800 due in November 2018 and RMB92,550 due in July 2019. The amended repayment schedule was RMB600 due in May 2016, RMB60,000 due in November 2016, RMB110,000 due in May 2017, RMB110,000 due in November 2017, RMB110,000 due in May 2018, RMB110,000 due in November 2018 and RMB226,950 due in July 2019. Based on the second amendment of the loan agreement entered into in March 2016, the amended repayment schedule was RMB100 due in May 2017, RMB100 due in November 2017, RMB60,000 due in May 2018, RMB60,000 due in November 2018, RMB80,000 due in May 2019, RMB80,000 due in November 2019, RMB80,000 due in May 2020, RMB80,000 due in November 2020, RMB80,000 due in May 2021, RMB80,000 due in November 2021 and RMB127,150 due in July 2020. No other key terms were changed in the amendment. As of December 31, 2016, the current and non-current portion of this long-term borrowing was RMB 200 (US$ 29) and RMB 727,150 (US$ 104,731), respectively.

In March 2012, Hainan Yingli entered into a seven-year US$135,000 loan agreement with China Development Bank at an interest of the three-month LIBOR plus 5% per annum. We withdrew US$135,000 (RMB 937,305) by the end of December 31, 2016 under this agreement. The loan is guaranteed by property, plant and equipment. Out of US$ 10,600 due in November 2015, US$100 was repaid. Based on the first amendment entered into in November 2015, the loan repayment schedule of the loan with a remaining balance of US$ 81,900 was modified. The original repayment schedule was US$10,500 due in November 2015, US$10,600 due in May 2016, US$10,600 due in November 2016, US$10,600 due in May 2017, US$10,600 due in November 2017, US$10,600 due in May 2018, US$10,600 due in November 2018 and US$7,800 due in July 2019. The amended repayment schedule was US$100 due in May 2016, US$5,000 due in November 2016, US$12,000 due in May 2017, US$12,000 due in November 2017, US$12,000 due in May 2018, US$12,000 due in November 2018 and US$28,800 due in July 2019. Based on the second amendment entered into in March 2016, the amended repayment schedule was US$30 due in May 2017, US$30 due in November 2017, US$3,000 due in May 2018, US$3,000 due in November 2018, US$10,000 due in May 2019, US$10,000 due in November 2019, US$10,000 due in May 2020, US$10,000 due in November 2020, US$10,000 due in May 2021, US$10,000 due in November 2021 and US$15,780 due in July 2022. In addition, the interest rate was modified from the 3-month LIBOR plus an additional surcharge of 5% per annum to the 3-month LIBOR plus an additional surcharge of 4% per annum. No other key terms were changed in the amendment. As of December 31, 2016, the current and non-current portion of this long-term borrowing was US$ 60 (RMB 417) and US$ 81,780(RMB 567,799), respectively.

In May 2012, Hengshui Yingli entered into an eight-year RMB 255,000 loan agreement with China Development Bank at an interest of the five-year Renminbi benchmark loan rate plus an additional surcharge of 10% per annum and subject to adjustment annually. The loan is guaranteed by Yingli China. Out of RMB 10,000 due in December 2015, RMB300 was repaid. Based on the first amendment of the loan agreement entered into in December 2015, the loan repayment schedule of the loan with a remaining balance of RMB 218,700 was modified. The original repayment schedule was RMB 9,700 due in December 2015, RMB 15,000 due in June 2016, RMB15,000 due in December 2016, RMB20,000 due in June 2017, RMB20,000 due in December 2017, RMB25,000 due in June 2018, RMB25,000 due in December 2018, RMB30,000 due in June 2019, RMB30,000 due in December 2019 and RMB29,000 due in May 2020. The amended repayment schedule was RMB300 due in June 2016, RMB300 due in December 2016, RMB15,000 due in June 2017, RMB15,000 due in December 2017, RMB25,000 due in June 2018, RMB25,000 due in December 2018, RMB22,850 due in June 2019, RMB22,850 due in December 2019 and RMB92,400 due in June 2020. Based on the second amendment of the loan agreement entered into in March 2016, the interest rate was modified from the five-year Renminbi benchmark loan rate plus an additional surcharge of 10% per annum to the five-year Renminbi benchmark loan rate per annum, with no surcharge. No other key terms were changed in the amendment. As of December 31, 2016, the current and non-current portion of this long-term borrowing was RMB 30,000 (US$ 4,321) and RMB 188,100 (US$ 27,092), respectively.

In April 2013, Yingli China entered into a three-year US$55,000 loan agreement with China Development Bank at an interest rate of the 6-month LIBOR plus 5.2% per annum. By the end of December 31, 2016, we withdrew US$55,000 (RMB 381,865) under this agreement. Based on the amendment of the loan agreement entered into in March 2016, the term of the loan with a balance of US$ 55,000 (RMB 381,865) that was due in April 2016 was extended to April 2017. In addition, the interest rate was modified from the 6-month LIBOR plus an additional surcharge of 5.2% per annum to the 6-month LIBOR plus an additional surcharge of 2.5% per annum. As of December 31, 2016, the current and non-current portion of this long-term borrowing was US$ 55,000 (RMB 381,865) and nil, respectively.

All amendments mentioned above are not considered to be trouble debt restructuring because they do not meet the condition of lenders offering concession to us.

In November 2013, Hutubi Yingli Sunshine New Resources Co. Ltd. (“Yingli Hutubi”) entered into a five-year RMB 22,500 loan agreement with Xinjiang Tianshan Rural Commercial Bank at a fixed interest rate of 6.4%. This loan is guaranteed by equivalent bank deposits. By the end of December 31, 2016, we withdrew RMB 22,500 (US$ 3,241) under this agreement. As of December 31, 2016, the current and non-current portion of this long-term borrowing was RMB 200 (US$ 29) and RMB 21,700 (US$ 3,125), respectively.

In November 2013, Yingli Hutubi entered into a six-year RMB 55,000 loan agreement with Xinjiang Tianshan Rural Commercial Bank at a fixed interest rate of 7.9%. This loan is guaranteed by Yingli Group and secured by solar panels having a market value of RMB 68,800 (US$ 9,909). By the end of December 31, 2016, we withdrew RMB 55,000 (US$ 7,922) under this agreement. As of December 31, 2016, the current and non-current portion of this long-term borrowing was RMB 4,000 (US$ 576) and RMB 15,000 (US$ 2,160), respectively.

In February 2015, Yingli China entered into a two-year RMB 100,000 loan agreement with Rural Credit Cooperative of Baoding at a fixed interest rate of 7.8% per annum. The loan is guaranteed by property, plant and equipment. By the end of December 31, 2016, we withdrew RMB 100,000 (US$14,403) under this agreement. As of December 31, 2016, the current and non-current portion of this long-term borrowing was RMB 98,000 (US$ 14,115) and nil, respectively.

Long-term Loan repaid or settled for the years ended December 31, 2014, 2015 and 2016

In July 2010, Yingli China entered into a five-year RMB 500,000 loan agreement with Bank of Communications Co., Ltd. at an interest rate of the five-year Renminbi benchmark loan rate per annum. The loan was guaranteed by Yingli Group and Yingli Green Energy and secured by Yingli China’s property, plant and equipment. The loan was repayable in annual instalments of RMB 70,000, RMB 140,000, RMB 170,000, and RMB 120,000 in 2011, 2012, 2013 and 2014, respectively. The loan was fully repaid in 2014.

In March 2011, Yingli China entered into a 45-month RMB 1,000,000 loan agreement with Bank of Communications Co., Ltd. at an interest rate of the three- to five-year Renminbi benchmark loan rate plus an additional surcharge of 10% per annum. The loan was secured by property, plant and equipment. The loan was fully repaid in 2014.

In December 2013, Yingli China entered into a 14-month RMB 200,000 loan agreement with Zhongyuan Trust Ltd. Company at an interest rate of 9.725%. This loan was guaranteed by related party’s property, plant and equipment. The bank loan was fully repaid in 2014.

In June 2010, Hainan Yingli entered into a five-year RMB 220,000 loan agreement with Bank of Communications Co., Ltd. at a floating interest rate of the five-year Renminbi benchmark loan rate as published by the People’s Bank of China plus an additional surcharge of 2.5% per annum. The loan was guaranteed by Yingli Green Energy and repayable in annual instalments of RMB 55,000 starting from June 2011. The loan was fully repaid in 2015.

In February 2011, Hainan Yingli entered into a five-year RMB 400,000 loan agreement with China Merchants Bank at an interest rate of the five-year Renminbi benchmark loan rate per annum. As of December 31 2014, we withdrew RMB 368,000 under this agreement. The loan was secured by Hainan Yingli’s property, plant and equipment. The loan was fully repaid in 2015.

In August 2011, Fine Silicon Co., Ltd. (“Fine Silicon”) entered into a five-year RMB 500,000 loan agreement with CDB Leasing Co., Ltd. at an interest rate of 6.9% per annum plus an additional surcharge of 5% per annum. The loan was guaranteed by property, plant and equipment. We withdrew RMB 500,000 by the end of December 31, 2014, under this agreement. As of December 31, 2014, total amount of this borrowing was RMB 274,828. The loan was fully repaid in 2015.

In May 2015, Dafeng Xinghui Power Development Co., Ltd entered into a two-year RMB 20,000 loan agreement with Jiangsu Dafeng Rural Commercial Bank at an interest rate of 7.5% per annum. The loan was guaranteed by Yingli China and right of charging the electricity fee from produced by its own power plant and Yingli China. As of December 31, 2016, the loan balance was excluded in the consolidation financial statement due to the disposal of Dafeng Xinghui Power Development Co., Ltd in October 2016.

Except as otherwise disclosed in this annual report, historically we have been able to repay our borrowings mostly from refinancing or new or additional borrowings from our shareholders, related parties, other third parties as well as proceeds from our initial public offering, follow-on offerings, the convertible senior notes offering and medium-term notes offerings. We assess our cash flow position from time to time and, if appropriate, we plan to use the cash generated from our operations and to utilize a portion of the proceeds from future debt or equity offerings to prepay some of our outstanding credit facilities in order to improve our balance sheet position. If we are unable to obtain alternative funding or to generate the cash we need from our operations, our business and prospects may suffer. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We require a significant amount of cash to fund our operations as well as meet future capital requirements our debt repayment obligations. If we cannot obtain additional capital financing and liquidity when we need it, our growth prospects and profitability business, financial condition and results of operation may be materially and adversely affected. Certain financing activities may also dilute your equity interests in us and cause other material adverse effects on our financial condition and results of operations”.

On October 13, 2010, Tianwei Yingli registered its plan to issue up to RMB 2,400,000 RMB-denominated unsecured five-year medium-term notes (the “Registered Issue”) with the PRC National Association of Financial Market Institutional Investors (“NAFMII”). The Registered Issue allows Tianwei Yingli to issue RMB-denominated unsecured five-year medium-term notes in two tranches on the PRC inter-bank debenture market. The First Tranche Issue with RMB 1,000,000 was completed on October 13, 2010 and matured on October 13, 2015. Tianwei Yingli had an option to call the notes at the end of the third year after issuance. Upon exercise of the call option, the re-purchase amount equals the par value of the notes plus any unpaid interest. The First Tranche bore a fixed annual interest rate of 4.3% per annum in the first three years, and increased to 5.7% per annum in the remaining two years as Tianwei Yingli chose not to call the notes on October 13, 2013. Following the election not to call the notes, We computed the effective interest rate of 4.82% evenly for the entire contract term of 5 years.

On October 13, 2015, total amount of principal and interests of the first tranche medium-term notes due was RMB 1,000.0 million and RMB 57.0 million, respectively. Yingli repaid RMB 700.0 million, with the remaining principal of RMB 357.0 million unpaid. According to the meeting held among all holders of medium-term notes (the “MTN holders”) on November 11, 2015, we promised to repay the remaining balance. An additional penalty charge, which was calculated on the daily basis of 0.021% of the total amount of principal overdue, would be paid by us due to our failure to repay the medium-term notes on time. As of December 31, 2015, the total interests payables and penalty charge accrued was RMB 4.5 million and RMB 6.0 million, which was recorded under “Interest payable”. In 2016, we did not repay the remaining principal of RMB 357 million (US$ 51.4 million). As of December 31, 2016, the total penalty charge accrued was RMB 33 million (US$ 4.8 million).

On May 10, 2011, the second tranche of the medium-term notes with a principal amount of RMB 1,400,000, or the Second Tranche Issue, was issued. The Second Tranche Issue bears a fixed annual interest rate of 6.15%. Tianwei Yingli failed to repay these medium term notes when they became due on May 12, 2016. As of December 31, 2016, the total interests payables and penalty charge accrued was RMB 86,100 (US$ 12,401) and RMB 67,620 (US$9,739), which was recorded under "Interest payable".

In March 2012, Yingli China registered its plan to issue up to RMB 1,500,000 RMB-denominated unsecured three-year and five-year medium-term notes (the “Yingli China Registered Issue”) with the NAFMII. The Yingli China Registered Issue allows Yingli China to issue RMB-denominated unsecured three-year and five-year medium-term notes in two tranches on the PRC inter-bank debenture market. On May 3, 2012, the first tranche issue with RMB 1,200,000 at a fixed annual interest rate of 5.78%, and the second tranche issue with RMB 300,000 at a fixed annual interest of 6.01%, were issued with maturity on May 3, 2015 and May 3, 2017, respectively. The first tranche issue with RMB 1,200,000 was fully paid in 2015.

Issuance costs were deferred on the balance sheet and amortized over the life of the medium term note. As of December 2015 and 2016, the total balances were RMB 1,595 for Tianwei Yingli and Yingli China and RMB 305 (US$ 44) for Yingli China respectively.

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

We have significant working capital commitments because suppliers of high-purity polysilicon require us to make prepayments in advance of shipment. As of December 31, 2016, our prepayments to suppliers were RMB992.6 million (US$143.0 million), including amounts paid to related parties of RMB173.6 million (US$25.0 million).

Currently, a significant portion of our revenue is derived from credit sales to our customers, generally with payments due within four months. Sales to a small number of major customers exposed us to additional and more concentrated credit risks since a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2016, our five largest outstanding accounts receivable balances outstanding accounted for approximately 16.3% of our total outstanding accounts receivable. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. Although we have been able to maintain adequate working capital primarily through short-term borrowings, in the future we may not be able to secure additional financing on a timely basis or on terms acceptable to us or at all.

As a result of the reduced scale of our operations, our working capital decreased in 2016. Our inventories were RMB1,314.8 million (US$189.4 million) as of December 31, 2016, compared to RMB1,484.3 million as of December 31, 2015. We also make prepayments for equipment purchases. Our prepayments for equipment purchases amounted to RMB327.3million, RMB81.8 million, and RMB78.7 million (US$11.3 million) as of December 31, 2014, 2015 and 2016, respectively.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by / (used in) operating activities	433,953	984,667	(415,404)	(59,833)
Net cash provided by / (used in) investing activities	(315,845)	1,413,458	(398,178)	(57,348)
Net cash provided by / (used in) financing activities	(182,686)	(2,249,652)	29,211	4,208
Effect of foreign currency exchange rate changes on cash and cash equivalents	28,154	23,222	50,264	7,240
Net increase / (decrease) in cash and cash equivalents	(36,424)	171,695	(734,107)	(105,733)
Cash and cash equivalents at the beginning of the year	1,105,478	1,069,054	1,240,749	178,705
Cash and cash equivalents at the end of the year	1,069,054	1,240,749	506,642	72,972

Operating Activities

Net cash provided by/(used in) operating activities consisted primarily of our net loss, offset or mitigated by non-cash adjustments, such as depreciation and amortization, loss/(gain) on disposal of property, plant and equipment, disposal gain from long-lived assets and land use right in relation to a subsidiary, gain on extinguishment of debt, gain on disposal of investments in affiliated companies, gain on disposal of subsidiaries, provision for doubtful receivables and prepayments to suppliers other than inventory purchase commitments, loss on sale of accounts receivable , write-down of inventories to net realizable value, equity in loss/(income) of affiliates, net, amortization of debt issuance cost, share-based compensation, amortization of earned assets related government grants received in a prior period, deferred income tax (benefit)/expense, foreign currency exchange losses, net, impairment of long-lives assets, provision for prepayment in relation to inventory purchase commitments, provision for reserve for inventory purchase commitments and adjusted by changes in operating assets and liabilities, such as restricted cash related to purchase of inventory and other operating activities, accounts receivable, inventories, prepayments to suppliers, value-added tax recoverable, amounts due from and prepayments to related parties, prepaid expenses and other assets, accounts payable, advances from customers, amounts due to related parties, other current liabilities and accrued expenses and other liabilities. The fluctuations of net cash provided by/(used in) operating activities largely correspond to the changes in net income or net loss.

Net cash used in operating activities for the year ended December 31, 2016 was RMB 415.4 million (US$ 59.8 million), primarily attributable to a net loss of RMB 2,119.0 million (US$ 305.2 million) as positively adjusted for certain items such as depreciation and amortization of RMB 896.7 million (US$ 129.2 million), disposal gain from long-live assets and land use right in relation to a subsidiary and write-off of related receivable of RMB 143.0 million (US$ 20.6 million), provision for doubtful receivables and prepayments to suppliers other than inventory purchase commitments of RMB 112.2 million (US$ 16.2 million), loss on sale of accounts receivable of RMB 0.4 million (US$ 0.05 million), write-down of inventories to net realizable value of RMB 89.1 million (US$ 12.8 million), equity in loss of affiliates, net of RMB 17.6 million (US$ 2.5 million), amortization of debt issuance cost of RMB 1.3 million (US$ 0.2 million), share-based compensation of RMB 1.5 million (US$ 0.2 million), deferred income tax expense of RMB 2.6 million (US$ 0.4 million), foreign currency exchange losses of RMB 69.6 million (US$ 10.0 million), impairment of long-lived assets of RMB 1,277.4 million (US$ 184.0 million), provision for prepayment in relation to inventory purchase commitments of RMB 10.7 million (US$ 1.5 million), provision for reserve for inventory purchase commitments of RMB 90.3 million (US$ 13.0 million), a decrease in restricted cash related to purchase of inventory and other operating activities of RMB 62.3 million (US$ 9.0 million), a decrease in accounts receivable of RMB 79.4 million (US$ 11.4 million), a decrease in value-added tax recoverable of RMB 14.0 million (US$ 2.0 million), a decrease in amounts due from and prepayments to related parties of RMB 127.5 million (US$ 18.4 million), a decrease in prepaid expenses and other assets of RMB 21.6 million (US$ 3.1 million), an increase in amounts due to related parties of RMB 73.8 million (US$ 10.6 million), an increase in other current liabilities and accrued expenses of RMB 473.4 million (US$ 68.2 million), an increase in other liabilities of RMB 66.2 million (US$ 9.5 million), partially offset by certain items such as gain on disposal of property, plant and equipment of RMB 14.8 million (US$ 2.1 million), gain on extinguishment of debt of RMB 22.2 million (US$ 3.2 million), gain on disposal of investments in affiliated companies of RMB 97.1 million (US$ 14.0 million), gain on disposal of subsidiaries of RMB 34.3 million (US$ 4.9 million), amortization of earned assets related government grants received in a prior period of RMB 49.4 million (US$ 7.1 million), an increase in inventories of RMB 56.9 million (US$ 8.2 million), an increase in prepayments to suppliers of RMB 39.7 million (US$ 5.7 million), a decrease in accounts payable of RMB 1,167.9 million (US$ 168.2 million), a decrease in advances from customers of RMB 444.4 million (US$ 64.0 million).

•	Our restricted cash mainly represents our deposits for letters of credit (“L/C”) and letters of guarantee (“L/G”) issued for purchasing raw materials. Due to our financial condition in 2016, we had limited operating cash to be used as deposits for issuance of L/Cs and L/Gs, which caused a decrease in our restricted cash from 2015 to 2016;

•	The decrease in our accounts receivable from 2015 to 2016 was primarily due to a decrease in our sales as well as our enhanced collection efforts;

•	Excluding the noncash impact of use of inventories for project asset construction, our inventories increased from 2015 to 2016 primarily due to a decrease in market demand;

•	The decrease in amounts due from and prepayments to related parties from 2015 to 2016 was primarily due to a decrease in our sales to related parties as well as our enhanced collection efforts;

•	The decrease in accounts payables from 2015 to 2016 was primarily due to overdue accounts payables that were paid off in 2016;

•	The decrease in advances from customers from 2015 to 2016 was primarily due to a decrease in our sales and decreased demand from our customers, together with lower advance payments received from our customers; and

•	The increase in other current liabilities and accrued expenses from 2015 to 2016 was primarily due to our delayed payment of interest expenses as a result of our tight operating cash flow.

Net cash provided by operating activities for the year ended December 31, 2015 was RMB 984.7 million, primarily attributable to a net loss of RMB 5,898.8 million as positively adjusted for certain items such as depreciation and amortization RMB 1.2 billion, provision for doubtful accounts receivable of RMB 404.3 million, write-down of inventories to net realizable value of RMB 31.9 million, equity in loss of affiliates, net of RMB 0.8 million, amortization of debt issuance cost of RMB 4.2 million, share-based compensation of RMB 12.0 million, deferred income tax expense of RMB 695.9 million, foreign currency exchange losses of RMB 39.1million, impairment of long-lived assets of RMB 3,804 million, provision for prepayment in relation to inventory purchase commitments of RMB 522.1 million, provision for reserve for inventory purchase commitments of RMB 77.7 million, a decrease in restricted cash related to purchase of inventory and other operating activities of RMB 755.7 million, a decrease in accounts receivable of RMB 1,458.5 million, a decrease in prepayments to suppliers of RMB 92.6 million, a decrease in value-added tax recoverable of RMB 90.9 million, an increase in amounts due to related parties of RMB 855.8 million, an increase in other current liabilities and accrued expenses of RMB 484.0 million, an increase in other liabilities of RMB 59.2 million, partially offset by certain items such as gain on disposal of property, plant and equipment of RMB 33.4 million, disposal gain from long-lived assets and land use right in relation to a subsidiary of RMB 1,167.3 million, gain on disposal of subsidiaries of RMB 33.2 million, amortization of earned assets related government grants received in a prior period of RMB 56.9 million, an increase in inventories of RMB 276.2 million, an increase in amounts due from and prepayments to related parties of RMB 672.9 million, an increase in prepaid expenses and other assets of RMB 8.6 million, a decrease in accounts payable of RMB 1,232.6 million, a decrease in advances from customers of RMB 209.5 million.

•	Our restricted cash mainly represents our deposits for letters of credit (“L/C”) and letters of guarantee (“L/G”) issued for purchasing raw materials. Due to our financial condition in 2015, we had limited operating cash to be used as deposits for issuance of L/Cs and L/Gs, which caused decrease in our restricted cash from 2014 to 2015;

•	The decrease in our accounts receivable from 2014 to 2015 was primarily due to decrease in our sales as well as our enhanced collection efforts;

•	Excluding the noncash impact of use of inventories for project asset construction and the derecognization of related assets and liabilities resulting from deconsolidation of the special purpose vehicles (“SPV”) upon the termination of our contractual arrangements with Yingli PV Investment Group Co., Ltd. (“Yingli PV Group”) whereby Yingli PV Group constructed PV projects on behalf of us and used SPV to hold such project assets, our inventories decreased from 2014 to 2015 primarily due to the decrease in purchase of polysilicon from suppliers due to our tight operating cash flow;

•	The increase in other current liabilities and accrued expenses from 2014 to 2015 was primarily due to our delayed payment for certain expenses such as marketing, logistic fees and employee costs as a result of our tight operating cash flow; and

•	Our accounts payables decreased from 2014 to 2015 primarily because our suppliers shortened our credit terms from 90 to 120 days in 2014 to zero to 60 days after they knew our failure to repay the 2010 MTNs and 2011 MTNs in 2015, and we also paid off some of our overdue accounts payables in 2015.

Net cash provided by operating activities was RMB434.0 million in 2014, primarily resulting from improvements in operating efficiency and significant decrease in net losses.

Investing Activities

Net cash provided by/(used in) investing activities largely reflects our government grants for property, plant and equipment, purchase of property, plant and equipment, purchase of project assets, restricted cash related to purchase of property, plant and equipment, proceeds from sale of equipment under sale-leaseback agreement, payments for land and land use rights, equity investments, proceeds from disposal of investment in affiliates, loans made to related parties, proceeds from repayment of loans made to related parties, used in disposal of subsidiaries, net of cash disposed, proceeds from disposal of plant, property and equipment and proceeds from disposal of long-lived assets and land use right in relation to a subsidiary.

Net cash used in investing activities for the year ended December 31, 2016 amounted to RMB 398.2 million (US$ 57.3 million), primarily as a result of purchase of property, plant and equipment, purchase of project assets, change of restricted cash related to purchase of property, plant and equipment balances, equity investments, loans made to related parties and used in disposal of subsidiaries, net of cash disposed in each of the periods. The difference of net cash provided by or used in investing activities between 2015 and 2016 was mainly impacted by the proceeds from disposal of long-live assets and land use right in relation to a subsidiary and proceeds from disposal of plant, property and equipment.

Net cash provided by investing activities for the year ended December 31, 2015 amounted to RMB 1,413.5 million, primarily as a result of government grants for property, plant and equipment, change of restricted cash related to purchase of property, plant and equipment balances, proceeds from disposal of long-term investment and investment in affiliates, proceeds from repayment of loans made to related parties, proceeds from disposal of subsidiaries, proceeds from disposal of plant, property and equipment and proceeds from disposal of long-lived assets and land use right in relation to a subsidiary in each of the periods. The increase from 2014 to 2015 was primarily due to proceeds from disposal of long-lived assets and land use right in relation to a subsidiary, proceeds from disposal of plant, property and equipment.

Net cash used in investing activities for the year ended December 31, 2014 amounted to RMB 315.8 million, primarily as a result of government grants for property, plant and equipment, purchase of property, plant and equipment, change of restricted cash related to purchase of property, plant and equipment balances, proceeds from sale of equipment under sale-leaseback agreement, payments for land use rights, equity investments, proceeds from disposal of long-term investment, loans made to related parties, proceeds from disposal of plant, property and equipment and proceeds from repayment of loans made to related parties in each of the periods.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2016 was RMB 29.2 million (US$ 4.2 million), primarily consisting of proceeds from short-term borrowings of RMB 2,541.6 million (US$ 366.1 million), repayment of short-term borrowings of RMB 2,893.1 million (US$ 416.7 million), repayment of long-term debt of RMB 10 (US$ 1), repayment of capital and financing lease obligation of RMB 18.7 million (US$ 2.7 million), receipt of deposit for capital and financing lease of RMB 9.0 million (US$ 1.3 million), increase in restricted cash related to guarantee of bank borrowings of RMB 76.9 million (US$ 11.1 million), proceeds from disposal of a subsidiary with land use rights of RMB 470.0 million (US$ 67.7 million), transaction with non-controlling interest holders of RMB 2.5 million (US$ 0.4 million), contribution from non-controlling interest holders of RMB 23.0 million (US$ 3.3 million), repayment of payables to a non-controlling interest holder of RMB 23.0 million (US$ 3.3 million).

Net cash used in financing activities for the year ended December 31, 2015 was RMB 2,249.7 million, primarily consisting of proceeds from short-term borrowings of RMB 7.2 billion, proceeds from long-term debt of RMB 254.0 million, repayment of short-term borrowings of RMB 8.5 billion, repayment of long-term debt of RMB 68.0 million, repayment of medium-term notes of RMB 1.8 billion, proceeds from failed sale-leaseback agreement of RMB 250.0 million, repayment of capital and financing lease obligation of RMB 60.0 million, receipt of deposit for capital and financing lease of RMB 60.0 million, payment for deposit for lease of RMB 1.0 million, decrease in restricted cash related to guarantee of bank borrowings of RMB 220.1 million, proceeds from disposal of a subsidiary with land use rights of RMB 265.0 million, contribution from non-controlling interest holders of RMB 18.0 thousand.

Net cash used in financing activities for the year ended December 31, 2014 was RMB 182.7 million, primarily consisting of proceeds from short-term borrowings of RMB 8.9 billion, repayment of short-term borrowings of RMB 9.2 billion, repayment of long-term borrowings of RMB 280.4 million and repayment of capital and financing lease obligation of RMB 81.2 million, decrease in restricted cash related to guarantee of bank borrowings of RMB 5.1 million, issuance of ordinary shares of RMB 517.3 million and contribution from non-controlling interest holders of RMB 1.0 million.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.0%, 1.4% and 2.0% in 2014, 2015 and 2016, respectively.

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

Liquidity and Going Concern

The following factors raise substantial doubt about our ability to continue as a going concern:

•	For the year ended December 31, 2016, we incurred a net loss of RMB 2,118,969 (US$ 305,195).

•	As of December 31, 2016, we had a total deficit attributable to Yingli Green Energy of RMB15,428,426 (US$ 2,222,156) and a deficit in working capital of RMB 7,471,576 (US$ 1,076,131).

•	As of December 31, 2016, we had cash, cash equivalents and restricted cash of RMB 868,439 (US$ 125,081), short-term borrowings, including past due and current portion of medium-term notes and long-term debt of RMB 9,010,205(US$ 1,297,739) and long-term debts of RMB 2,523,621(US$ 363,477) and non-current medium-term notes of nil.

•	As of December 31, 2016 and from the date of issuance of these statements, Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), one of our major manufacturing subsidiaries, had RMB 1,943,707 (US$ 279,952) and approximately RMB 1,993,518 (US$ 287,126) medium term notes overdue, including principal and interest, respectively.

•	As of December 31, 2016 and from the date of issuance of these statements, we had RMB 222,331 (US$ 32,022) and approximately RMB 190,967 (US$ 27,505) of short-term borrowings overdue, included principal and interest, respectively.

•	As of December 31, 2016, except for those loans and debts mentioned above, total short term loans expected to be repaid within one year is RMB 7,080,959 (US$ 1,019,870).

Our liquidity is primarily dependent on our ability to generate adequate cash flows from operations, to renew or rollover our short-term borrowings and to obtain adequate external financings to support our working capital and meet our obligations and commitments when they become due.

We have carried out a review of our cash flow forecast for the twelve months from the date of issuance of these statements. In preparing the cash flow forecast, our management has considered historical cash requirements of us, our expected debt repayment obligations in 2017 and beyond, our plan to further reduce operating costs and expenses, our plan to receive cash from disposal of certain equity investments, as well as the alternative financing plans discussed in detail below. Our management also made the assumption about the numbers of shipments of modules and gross profit margin.

We are currently exploring a variety of alternative financing plans to improve our liquidity and financial position as follows:

•	Form a Special Committee and Introducing Strategic Investors

We issued a press release on March 7, 2017 and stated that, in order to properly consider our options with respect to and ultimately resolve the debt repayment issues faced by our principal subsidiaries, our board of directors has formed a special committee (the "Special Committee") comprised solely of independent directors to assess our operating and financial situation and evaluate, develop and recommend one or more strategic alternatives and financing plans potentially workable to us in order to improve its debt structure.

We are in negotiation proactively with certain investors for potential strategic investments in us or our major subsidiaries.

Such financing plan and strategic investments, if successfully completed, will further increase the liquidity of us and improve our debt-to-equity ratio.

•	Debt Restructuring

On May 3, 2017, we have paid the RMB300 million of RMB-denominated five-year medium-term notes issued by Yingli China in 2012 (the “2012 MTNs”) with full principle and accrued interests totaling RMB318 million when they matured. As such, Yingli China has discharged all of its payment obligations under the 2012 MTNs. As of the date of this annual report, we had MTNs of RMB 1,757.0 million outstanding. Of the total RMB 1,757.0 million of MTNs, RMB 357.0 million of the 2010 MTNs were due on October 13, 2015, and RMB1.4 billion of the 2011 MTNs were due on May 12, 2016. Our company recently met with holders of the remaining portion of the 2010 MTNs and 2011 MTNs, and we are considering our options with respect to the debt repayment issues faced by our company's principal subsidiaries. Our company is continuing its negotiations with holders of the remaining portion of the 2010 MTNs and 2011 MTNs.

Also, as part our plan to improve liquidity, for year ended December 31, 2016, we successfully negotiated with certain suppliers, and these suppliers agreed to waive partial amount of the long ageing accounts payables. Total amount waived by the suppliers in 2016 as a result of the settlement was RMB 22,165 (US$3,192), which was recorded in “Other Income in the Consolidated Statements of Comprehensive Loss”.

•	Renewal or Rollover of Borrowings and other Financing Arrangements

We have maintained good relationships with our lending banks and other financial institutions in China. While there can be no assurance that we will be able to refinance our short-term borrowings as they become due, historically, we have renewed or rolled over most of our short-term bank and other borrowings upon their maturity dates and has assumed we will continue to be able to do so. We have successfully renewed or rolled over RMB 255.7 million (US$ 36.8 million) out of RMB 9,010.2 million (US$ 1,297.7 million) short-term borrowings outstanding as of December 31, 2016 and have assumed we will continue to be able to do so for the foreseeable future. Based on our historical experience, the roll-over requests will be approved, provided that we submit the required supporting documentation upon due dates.

In addition, we have obtained financing through other arrangements, such as failed sale and lease back of certain machinery and equipment and financing in the form of sale and repurchase of certain equity interest in its subsidiary, in substance, they are financing in nature and recorded as liabilities.

Based on the management’s assessment, there can be no assurance, however, that such expected financing plans will be successfully completed on terms acceptable to us, or effectively implemented within one year after the date that the consolidated financial statements are issued, or when implemented, it will mitigate the relevant conditions or events that raise substantial doubt about our ability to continue as a going concern. Our financing plans for our continuing operations, even if successful, may not result in sufficient cash flow to finance and maintain its business. Facts and circumstances including recurring losses, negative working capital, net cash outflows, and uncertainties on the repayment of the debts raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard will require us to separate performance obligations within a contract, determine total transaction costs, and ultimately allocate the transaction costs across the established performance obligations. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers” (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 will become effective for us beginning in fiscal 2018 under either full or modified retrospective adoption, with early adoption permitted as of the original effective date of ASU 2014-09. We have set up an implementation team that is currently in the process of analyzing each of our revenue streams in accordance with the new revenue standard to determine the impact on the our consolidated financial statements. We plan to continue the evaluation, analysis, and documentation of its adoption of ASU 2014-09 (including those subsequently issued updates that clarify ASU 2014-09’s provisions) throughout 2017 as we work towards the implementation and finalizes its determination of the impact that the adoption will have on its consolidated financial statements. We expect to adopt the new revenue recognition guidance in the first quarter of 2018.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements — Going Concern”. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. We adopted this standard during the fourth quarter of 2016 for related disclosure.

In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. This ASU amends existing guidance to require that deferred income tax liabilities and assets be classified as noncurrent in a classified balance sheet, and eliminates the prior guidance which required an entity to separate deferred tax liabilities and assets into a current amount and a noncurrent amount in a classified balance sheet. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted as of the beginning of an interim or annual period. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. We plan to apply the new guidance retrospectively in 2017. The impact of adopting this guidance is not expected to be material to the consolidated financial statements given our deferred tax amounts.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments (Topic 825): Recognition and Measurement of Financial Assets and Liabilities”. The amended guidance (i) requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; (ii) eliminates the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is currently required to be disclosed for financial instruments measured at fair value; (iii) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments and (iv) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, or calendar 2018 for us. The amended guidance should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The impact of adopting this guidance is not expected to be material to the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on the balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for us from calendar 2019 and from the first interim period of calendar 2019, with earlier application permitted. We are evaluating the impact of the adoption of this update on its consolidated financial statements and related disclosures.

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

In March 2016, the FASB issued ASU 2016-09, “Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting,” which outlines new provisions intended to simplify various aspects related to accounting for share-based payments and their presentation in the financial statements. We currently plan to implement this ASU as required in the first quarter of calendar 2017. We do not expect that the adoption will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The standard is effective for us from calendar 2020, with early adoption permitted for calendar 2019. We have yet to commence an evaluation of the impact of the adoption of this standard on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (Topic 230)." Current GAAP is unclear or does not include specific guidance on how to classify certain transactions in the statement of cash flows. This ASU is intended to reduce diversity in practice in how eight particular transactions are classified in the statement of cash flows. ASU No. 2016-15 is effective for interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted, provided that all of the amendments are adopted in the same period. Entities will be required to apply the guidance retrospectively. If it is impracticable to apply the guidance retrospectively for an issue, the amendments related to that issue would be applied prospectively. We are currently assessing the potential significant effects of these changes on our consolidated financial statements.

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

We believe that PV cells made from crystalline silicon will continue to dominate the PV market in the foreseeable future. Therefore, our research and development efforts as they relate to PV cells have focused on improving technologies and processing techniques to increase the conversion efficiency and the power output of our PV cells, all of which were traditionally made from multicrystalline silicon. Starting from June 2009, we have been in collaboration with the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells, to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells. Our 600 megawatts of PANDA production capacity for each of the ingots and wafers, cells and modules in Baoding, Hebei Province started initial production in the second quarter of 2011. We successfully produced next-generation cells with an average cell conversion efficiency rate of 20.8% on the PANDA commercial production lines in 2016. We also seek to reduce the breakage rate and failure rate and increase the success rate and conversion efficiency of our PV cells through the use of advanced equipment and improved manufacturing processes at each stage of our production. To ensure the competitiveness of our products, we closely monitor the development by our competitors of new-generation PV cells, such as thin film cells, that may or may not be made from crystalline silicon and will seek to respond to challenges and opportunities posed by new technology as appropriate.

We have upgraded our module assembly techniques to accommodate the delicate nature of thinner PV cells. We are researching new solutions to lengthen our PV modules’ life span and make them more reliable, and to further increase the conversion efficiency of our PV cells and PV modules through the use of new materials and new technologies. For example, in 2016, we commercialized the frameless PANDA Bifacial module, which integrates the technology of PANDA n-type monocrystalline PV cells and is made of two layers of 2.5mm thick low-iron tempered glass, replacing the conventional back sheet and glass structure. The PANDA Bifacial module can generate power not only from the front side, but also from the rear side by making use of the reflected photons that hit the module on the back side, depending on the environmental condition of installation. The PANDA Bifacial module has received China General Certification Centre’s (“CGC”) FRONTRUNNER certification in the end of 2016. In early 2017, we also launched our Hotspot Free module, which can eliminate potential safety risks such as fire and material degradation and ensure better safety, module reliability and higher returns. We are also exploring multipurpose applications of our off-grid PV systems, and collaborating with international PV system installers and integrators by participating in large on-grid PV system projects in order to accumulate more experience and knowledge with respect to such projects.

Our research and development expenses were RMB573.8 million, RMB397.0 million, and RMB146.9 million (US$21.5 million) in 2014, 2015 and 2016, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2016 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information not to be necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

Our contractual obligations and commitments as of December 31, 2016 are set forth in the table below.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Borrowings from banks and other parties(1)	10,525,426	7,707,626	1,399,205	1,053,590,	365,005
Medium-term notes(2)	2,394,566	2,394,566	—	—	—
Payables and long-term payables to non-controlling interest holders (3)	1,285,630	239,025	82,690	23,230	940,685
Commitments for capital expenditures	1,510,799	1,359,719	151,080	—	—
Commitments for the purchase of raw materials	15,643,200	349,625	3,618,434	4,157,274	7,517,867
Financing and capital lease	403,319	86,067	115,690	81,404	120,158
Total	31,762,940	12,136,628	5,367,099	5,315,498	8,943,715

(1)  Includes interest of RMB 1,048,600 accrued at the interest rate applicable under the loan agreement, the interest rate was between 2.5% and 10%. For borrowings with a floating rate, the most recent rate as of December 31, 2016 was applied. As of December 31, 2016, we had RMB 172,245 of principal overdue and RMB 50,086 of interest overdue. As of December 31, 2016, we also had total short-term loans and long-term debt due in one year of RMB 4,947,353, these loans were either in breach of loan covenants or triggered cross defaults and no waivers were received from the banks; according to the loan agreements with banks, if our company is unable to remediate those loans that are in breach of loan covenants or triggering of cross defaults within a grace period, the banks have rights to ask our company to repay such loans immediately. Historically, no bank has asked our company to repay such loans mentioned above. Moreover, while there can be no assurance that we will be able to refinance its short-term borrowings as they become due, historically, our company has renewed or rolled over most of its short-term bank and other borrowings upon their maturity dates and has assumed we will continue to be able to do so.

(2)  Includes interest of RMB 337,566 accrued at the interest rate applicable under the loan agreement.

(3) In November 2012, a third party (“Party A”) contributed RMB 100,000 to Hainan Yingli to acquire 5.825% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 100,000 plus 5% annual interest in 5 years. As of December 31, 2015 and 2016, we recorded RMB 100,000 of this payment obligation in “Long-term payables to non-controlling interest holders” and “Payables to non-controlling interest holders”, respectively, in our Consolidated Balance Sheets. Under the payment schedule, RMB 100,000 of this payment obligation for sale and repurchase of 5.825% equity interest of Hainan Yingli will become due in November 2017.

In December 2013, another third party (“Party B”) contributed RMB 100,000 to Hainan Yingli to acquire 5.50% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to purchase such equity interest from the investor in the amount of RMB 100,000 plus 6.15% annual interest in 2 years. As of December 31, 2015 and 2016, we recorded RMB 100,000 of this payment obligation overdue as “Payables to non-controlling interest holders” in our Consolidated Balance Sheet. We are still in negotiation with the third party about the extension of the payment schedule under the relevant agreements.

In November 2015, Party B contributed a land use right with fair value of RMB 728,116 to Hainan Yingli to acquire 21.84% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 728,116 plus benchmark interest rate within 2 months to 10 years, among which, RMB 23,000 would be paid within two months, RMB 82,000 would be paid within 3 years, and the remaining of 623,116 would be paid within 10 years. Because of Yingli China’s contractual obligations to purchase the equity interests from these investors, the equity contributions made by the investors plus accrued interest have been recorded as liabilities. This land use right was subsequently disposed by Hainan Yingli in December 2015 (refer to note 6). As in substance the whole arrangement is financing, proceeds received from the disposal were presented as financing activities.

As of December 31, 2016, total current and non-current payables to Party B was RMB 100,000 and RMB 705,116, respectively.

In January 2016, a third party (“Party C”) contributed RMB 23,000 to Hainan Yingli to acquire 0.90% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 23,000 plus 19% aggregate interest in 5 years.

Based on the above repurchase schedule, including principal and interest, RMB 135,339 and RMB 233,135 (US$ 33,578) have been recorded in “Payables to non-controlling interest holders”, RMB 821,276 and RMB 763,393 (US$ 109,952) have been recorded in “Long-term payables to non-controlling interest holders” in our Consolidated Balance Sheets as of December 31, 2015 and 2016, respectively.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Liansheng Miao	61	Chairperson of board of directors and chief executive
Jingfeng Xiong	51	Director and vice president
Iain Ferguson Bruce(1)(2)	76	Independent director
Ming Huang(1)(2)	53	Independent director
Zheng Xue(1)(2)	46	Independent director
Junmin Liu	67	Independent director
Dengyuan Song	59	Chief technology officer
Yiyu Wang	40	Director and Chief financial officer

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

Mr. Jingfeng Xiong is a director and vice president of Yingli Green Energy. His directorship became effective on March 3, 2017. Mr. Xiong joined our company in 2000 and served as our company’s vice president since 2008. He has been responsible for our company’s manufacturing, research and development with rich experience in operation management, technology improvement and technical innovation. He has led our company’s Project PANDA, a research and development project for high efficiency monocrystalline PV cells. Mr. Xiong has planned many other innovation programs and made outstanding contributions by optimizing operations and automating production lines to improve yield rates, enhance cost savings and increase production efficiencies. In addition, he has been playing a key role in the over-all planning of procurement, production and sales along with our company’s strategic adjustments in recent years. He received a bachelor’s degree in electronics in 1999 from Hebei University and his EMBA degree from Nankai University in China.

Mr. Iain Ferguson Bruce is an independent member of our board of directors and the chairperson of the audit committee and compensation committee of our board of directors. His directorship became effective upon the completion of our initial public offering in June 2007. Mr. Bruce joined KPMG in Hong Kong in 1964 and was elected to its partnership in 1971. He was the senior partner of KPMG from 1991 until his retirement in 1996 and also concurrently served as chairman of KPMG Asia Pacific from 1993 to 1997. Since 1964, Mr. Bruce has been a member of the Institute of Chartered Accountants of Scotland, and is a fellow of the Hong Kong Institute of Certified Public Accountants, with over 50 years of international experience in accounting and consulting. He is also a fellow of The Hong Kong Institute of Directors and the Hong Kong Securities and Investment Institute (formerly known as Hong Kong Securities Institute).  Mr. Bruce is an independent non-executive director of Citibank (Hong Kong) Limited and MSIG Insurance (Hong Kong) Limited. Mr. Bruce is currently an independent non-executive director of Goodbaby International Holdings Limited, a manufacturer of infants’ and children’s products, The 13 Holding Limited (formerly known as Paul Y. Engineering Group Limited), a hotel and property investment company, Tencent Holdings Limited, a provider of Internet services and mobile value-added services, and Wing On Company International Ltd., a department store operating and real property investment company; all of these companies are listed on The Stock Exchange of Hong Kong Limited. In addition, Mr. Bruce also serves as an independent a director of Noble Group Limited effective March 1, 2017, a commodity trading company that is listed on The Singapore Exchange Securities Trading Limited.  He was also an independent non-executive director of Vitasoy International Holdings Ltd., a beverage manufacturing company, and retired from that company’s board on 4 September 2014, and was the chairman of KCS Limited until August 1, 2015. He was also an independent non-executive director of Sands China Ltd., a gaming and hospitality company, and resigned on March 11, 2016.

Professor Ming Huang is an independent member of our board of directors and a member of the audit committee and compensation committee of our board of directors. He was elected to our board in August 2008. Professor Huang also serves as an independent nonexecutive director of Fantasia Holdings Group Co., Ltd., China Medical System Holdings Limited, JD.com, WH Group, and Guosen Securities Co., Ltd. Professor Huang has been a professor of finance at the Johnson Graduate School of Management at Cornell University in the United States since July 2005. He also serves as the La Caixa Professor of Finance at China Europe International Business School. Previously, he held a series of faculty and administrative positions at Cheung Kong Graduate School of Business, Shanghai University of Finance and Economics, Graduate School of Business at Stanford University, and the Chicago Graduate School of Business. Professor Huang’s academic research primarily focuses on behavioral finance, credit risk and derivatives. Professor Huang received his bachelor’s degree in physics from Peking University, his doctorate in theoretical physics from Cornell University and his doctorate in finance from Stanford University.

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

Granted Options. Each of the relevant option award agreements provides for the vesting of options, provided the option holder remains a director, officer, employee or consultant of ours. Following the option holder’s termination of service with us for any reason, the option, to the extent not then vested, will be cancelled by us without consideration. Upon a change of control, the options will, to the extent not then vested and not previously canceled, become fully vested and exercisable immediately. As of May 16, 2017, options to purchase an aggregate of 2,486,427 ordinary shares have been forfeited and cancelled by us without consideration.

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

Each of the relevant award agreements provides for the vesting of restricted shares, provided that the option holder remains a director or officer of ours or Tianwei Yingli or our employee or consultant. Restricted shares granted for the benefit of a trust participant will also fully vest upon termination of service resulting from death or disability of the trust participant that is due to work-related reasons. Following a trust participant’s termination of service with us, unless such termination results from the trust participant’s death or disability that is due to work-related reasons, the restricted shares granted for the benefit of such trust participant will, to the extent not then vested, be forfeited without any consideration. As of May 16, 2017, 33,792 restricted shares have been forfeited without any consideration.

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

 Special Committee

In order to properly consider our options with respect to and ultimately resolve the debt repayment issues faced by our principal subsidiaries, our board of directors has formed a special committee in March 3, 2017, consisting of Messrs. Iain Bruce, Ming Huang, Zheng Xue and Junmin Liu to assess our operating and financial situation and evaluate, develop and recommend one or more strategic alternatives and financing plans potentially available to us in order to improve our debt structure.

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

We had 17,912, 14,533 and 10,625 employees as of December 31, 2014, 2015 and 2016, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our total employees as of December 31, 2016.

	As of December 31, 2016
	Number of Employees	Percentage of Total
Manufacturing	6,880	64.75%
Manufacturing Support	1,687	15.88%
Research and Development	697	6.56%
Procurement, Sales and Marketing	208	1.96%
Management and Administrative	704	6.63%
Logistics and Others	449	4.22%
Total	10,625	100%

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

Pursuant to the relevant PRC regulations, we are required to make contributions for each employee at a rate of 19%-20% of a standard salary base as determined by the local social security bureau to a defined contribution retirement scheme organized by the local social security bureau. In addition, we are also required to make contributions for each employee at rates of 6%-11%, 1% and 0.3%-1% of a standard base for medical insurance benefits, unemployment and other statutory benefits, respectively. We are also required to make contributions to housing provident fund for our employees, which varies, according to the locations and salary bands, from hundreds to thousands of RMB monthly for each employee. In accordance with the local regulation in China where we have operations, we are required to make these contributions on a monthly basis, and will be subject to penalties if we delay any of such contributions for more than three months. Due to our tight cash flow since mid-2015, some of our subsidiaries failed to fully make contributions to the social insurances and housing provident fund for their employees on time. As such, these subsidiaries had not been in compliance with local regulations on social insurances and housing provident fund, and could be subject to penalties from local regulatory authorities. We have engaged in active discussions with the relevant local regulatory authorities, clarifying our situation to them and seeking their understanding. While the local regulatory authorities indicated that they understood our situation and had not imposed any penalties on us yet and we have fully paid up all overdue amounts and are currently making contributions to our employees’ social insurances and housing provident fund on a monthly basis as of the date of this annual report, there can be no assurance that they will not impose penalties on us in the future. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We failed to fully make contributions to the social insurances and housing provident fund for our employees, which may subject us to penalties from local regulatory authorities and cause disputes with our employees”.

Our employees are not subject to any collective bargaining agreements. We have not been involved in any material labor disputes. We believe that we have a good relationship with our employees.

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this annual report, by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Ordinary Shares Beneficially Owned (1)(2)
	Number of Shares	%
Liansheng Miao(3)	52,748,252	28.88
Jingfeng Xiong	*	*
Iain Ferguson Bruce	*	*
Ming Huang	*	*
Zheng Xue	*	*
Junmin Liu	*	*
Dengyuan Song	*	*
Yiyu Wang	*	*
All directors and executive officers as a group	54,313,776	29.94
Principal Shareholders and 5% Shareholders:
Yingli Power Holding Company Ltd.(4)	51,600,652	28.39

*  Less than 1% of our outstanding share capital.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	Percentage of beneficial ownership of each person listed is based on 181,763,770 ordinary shares outstanding and, as applicable, (i) the ordinary shares underlying share options exercisable by such person and (ii) restricted ordinary shares awarded to such person that can be vested, in each case within 60 days of the date of this annual report, not including share options that can be exercised early, in the discretion of the holder, into unvested ordinary shares.

(3)	Represents 51,600,652 of our ordinary shares owned by Yingli Power, our principal shareholder, which is 100% beneficially owned by the family trust of Mr. Miao, and 272,000 restricted shares that were vested and 930,000 stock options exercisable. Mr. Miao’s business address is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3399 North Chaoyang Street, Baoding, People’s Republic of China.

(4)	Represents 51,600,652 of our ordinary shares beneficially owned by Yingli Power. Yingli Power is 100% beneficially owned by the family trust of Mr. Liansheng Miao. The mailing address of Yingli Power is Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

As of May 16, 2017, 128,933,690 or 70.9% of our outstanding ordinary shares in the form of ADSs, are held by 19 record holders in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States. None of our shareholders has voting rights that are different from those of any other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

We adopted an audit committee charter, which requires that the audit committee review all related party transactions on an ongoing basis and that all such transactions be approved by the committee. Set forth below is a description of all of our related party transactions for the years presented.

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

Sales of products to related parties (note (a))	435,046	756,431	390,388	56,228
Purchase of raw materials and services from related parties (note (b))	833,813	656,091	441,461	63,584

	Year ended December 31,
	2015	2016
	RMB	RMB	US$

Accounts receivable from related parties (note (a))	447,093	538,222	77,520
Prepayments to related party suppliers (note (b))	230,376	173,631	25,008
Other amounts due from related parties (note (c))	433,277	619,705	89,256
Total due from related parties - current	1,110,746	1,331,558	191,784

Long-term portion of amounts due from related party (note (d))	32,318	32,332	4,657

Prepayments for construction of property, plant and equipment to related party suppliers (note (e))	433	130	19
Total other due from related parties	433	130	19

Amounts due to related parties (note (b))	(536,409)	(393,063)	(56,613)
Short-term sales lease back and financing lease payable due to related parties	(57,248)	(51,808)	(7,462)
Total due to related parties - current	(593,657)	(444,871)	(64,075)

Long-term sales lease back and financing lease payable due to related parties (note (i))	(242,267)	(267,367)	(38,509)

Notes:

(a)	We sold PV modules of RMB 14,793, RMB 5,365 and nil to its affiliate, Tibetan Yingli, for the years ended December 31, 2014, 2015 and 2016. We sold products of RMB 268,177, RMB 683,319 and RMB 377,496 (US$ 54,371) to the subsidiaries of Yingli Group for the years ended December 31, 2014, 2015 and 2016, respectively. We sold PV modules of RMB 81,203, nil and nil to an affiliate which we hold 26.53% of its equity interest for the years ended December 31, 2014, 2015and 2016. However, it was no longer our related party since 2016 due to that we disposed all of our share of equity.The amount of transaction mentioned above included value-added tax.

(b)	The balance as of December 31, 2015 and 2016 mainly represents the prepayments to subsidiaries of Yingli Group for the purchase of raw materials and receipt of services. We purchased raw materials of RMB 587,538, RMB 401,690 and RMB 204,436 (US$ 29,445) from the subsidiaries and an affiliate of Yingli Group for the years ended December 31, 2014, 2015 and 2016, respectively. We purchased services of RMB 230,950, RMB 239,060 and RMB 235,448 (US$33,912) from the subsidiaries of Yingli Group and our affiliate for the years ended December 31, 2014, 2015 and 2016, respectively. The amount of transaction mentioned above included value-added tax.

(c)	Other amounts due from related parties consists of the following:

	Year ended December 31,
	2015	2016
	RMB	RMB	US$

Loans to Yingli Group and its subsidiaries (i)	51,800	399,677	57,565
Receivables for disposal of subsidiaries (ii)	146,606	146,606	21,116
Amount paid to Yingli Group and its subs to purchase raw materials on behalf of us for better credit term	140,891	—	—
Receivables for disposal of machinery	30,739	—	—
Others receivables from miscellaneous transactions	63,241	73,422	10,575
	433,277	619,705	89,256

(i)	Hainan Yingli made one-year entrusted loans of RMB 50,000 ,RMB 25,000 and RMB 40,000 in 2012, 2013 and 2014, to a subsidiary of Yingli Group at an interest rate of 5.4%, 6.0% and 6.0% per annum, respectively, and collected RMB 65,000 and RMB 10,000 and nil in 2013, 2014 and 2015 for the above mentioned loans, respectively. In 2015, Yingli Group disposed the 100% equity interest in the aforementioned subsidiary to a third party and the balance of RMB 40,000 was reclassified to other receivable.

In 2014, Hainan Yingli made another one-year entrusted loan of RMB 18,000 at an interest rate of 6% per annum to a subsidiary of Yingli Group, which was collected in full by Hainan Yingli in December 2015.

In 2015, Yingli Tianjin made a one-year entrusted loan of RMB 2,000 at an interest rate of 5.35% per annum to Tianjin Yingli PV Power Plant Technology Development Co., Ltd., a subsidiary of Yingli Group. As of December 31, 2016, our company did not withdraw the entrusted loans.

In 2015, Yingli Tianjin made several one-year entrusted loans of RMB 49,800 at an interest rate of 5.6% per annum to Yingli (Tianjin) International Trading Ltd. (“TJ International Trading”), a subsidiary of Yingli Group. As of December 31, 2016, our company did not withdraw the entrusted loans.

In 2016, we also made interest free loans of RMB 347,877 to Yingli Group and its subsidiaries, which are expected to be collected in 2017. The main purpose of these loans is to allow Yingli Group and its subsidiaries have enough capital to complete their long-lived assets under construction, such as project assets, and then dispose these assets to settle our historically cumulated receivables due from Yingli Group and its subsidiaries.

(ii)	In 2014, we disposed all our equity interest in our subsidiary Yingli (Tianjin) International Trading Ltd. (“TJ International Trading”) to Tianjin Yingli Bubalus Logistics Co., Ltd., which is a subsidiary of Yingli Group. The total consideration was RMB 134,167 and gains of RMB 22,271 were recorded in “Other income”. As of December 31, 2015 and 2016, the related proceeds for the disposal have not been collected.

In December 2014, Yingli Shuntong (Beijing).International Freight Agency Co., Ltd. was sold to Tianjin Yingli Bubalus Logistics Co., Ltd., which is a subsidiary of Yingli Group for the consideration of RMB 12,439, and gains of RMB 1,672 was recorded in “Other income”.

In 2016, we disposed all our interest in our subsidiary Datong Lichuang New Energy Resources Co. Ltd. to Yingli PV Group for the consideration of RMB 1,000, and gains of RMB 29,682 was recorded in other income. All the consideration proceeds have been received by us in 2016.

In 2016, we disposed all our interest in our subsidiary Chengdu Yaoneng New Energy Resources Co., Ltd. to Beijing Yaoying New Energy Resources Co., Ltd. for the consideration of RMB 826, and gains of RMB 291 was recorded in “Other income”. All the consideration proceeds have been received by us in 2016.

(d)	In 2012, Yingli Lixian entered into a financial lease with a subsidiary of Yingli Group, and paid RMB 4,490 and RMB 7,510 deposits during the years ended December 31, 2012 and 2013, respectively, for guarantee of the transaction. In 2012, Fine Silicon entered into a financial lease with a subsidiary of Yingli Group, and paid RMB 10,000 deposits for guarantee of the transaction. In August 2013, Yingli China entered into a sales-lease back transaction with a subsidiary of Yingli Group and paid RMB 10,000 deposits for guarantee of the lease. These deposits will be returned when the transactions were completed, and are recorded in due from related parties as of December 31, 2012, and are reclassified to long-term portion of amounts due from a related party as of December 31, 2015 and 2016.

(e)	The balance as of December 31, 2015 and 2016 mainly represents the prepayments to subsidiaries of Yingli Group for the construction of plants, which is included in property, plant and equipment in the Consolidated Balance Sheets.

(f)	We entered into entrusted construction contract with Yingli PV Group. Under the general term of the contract, Yingli PV Group built 23 project assets of 222.4MW in total for us with total amount of RMB 825,748 in 2014. In September 2015, we entered into an agreement with Yingli PV Group to terminate the above-mentioned construction contract and deconsolidated all the project assets under the VIE structure. The loss of RMB 6,852, which was the difference between the consideration of RMB 554,452 and the net book value of the VIEs of RMB561,304, (comprised of total assets of RMB 1,886,045 net of related liabilities of RMB 1,324,741), of was recognized in the Consolidated Statements of Comprehensive Loss upon the disposal of VIE in 2015. Upon disposal, accounts receivables from these VIEs due to sales of PV modules were reclassified from accounts receivables from subsidiaries, which was eliminated when preparing the consolidation, to accounts receivables from related parties; meanwhile, RMB 554,452 of receivables in relation to consideration of disposal of VIE from related parties were net-off by payables to the related parties for the initial capital injection into the VIEs when VIE were incorporated.

(g)	We pledged our assets of total amount of RMB 147,600 and provided guarantee to back up the RMB781,830 (US$120,694) and RMB 433,264 (US$ 62,403) bank borrowing of Yingli Group as of December 31, 2015 and 2016, respectively.

(h)	We received guarantee from the Yingli Group of total amount of RMB 2,386,307 and RMB 2,263,334 (US$ 325,988) as of December 31, 2015 and 2016, respectively.

(i)	We entered into several financing lease agreement with related party controlled by Yingli Group. As of December 31, 2015 and 2016, the total outstanding payable within one year was RMB 57,248 and RMB 51,808 (US$ 7,462) over one year was RMB 242,267and RMB 267,367 (US$38,509), respectively.

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

In October 2012, we received notice of an antitrust and unfair competition lawsuit filed by Solyndra, LLC (a U.S.-based solar company) against us and our subsidiary, Yingli Green Energy Americas, Inc., or Yingli Americas, and two other China-based solar manufacturers in the U.S. District Court for the Northern District of California. We and Yingli Americas filed our joint motion to dismiss all of the claims in an amended complaint by Solyndra’s liquidation trustee with our co-defendants (Suntech Power Holdings Co., Ltd., Suntech America, Inc., Trina Solar Ltd. and Trina Solar (U.S.) Inc.) in early March 2013. On April 9, 2014, we received an order denying defendants’ joint motion to dismiss Solyndra’s claims. In February 2016, we entered into an agreement to settle these claims, or the Settlement Agreement. According to the Settlement Agreement, we and Yingli Americas paid US$7.5 million to settle Solyndra’s claims. If the annual total sales of PV modules from us and all of our affiliates in any single calendar year between 2016 to 2018 to the United States and Canada and any of their respective territories or districts equal or exceed 800 megawatts, we will pay Solyndra a single additional payment of US$10 million. The Settlement Agreement was approved by United States Bankruptcy Court for the District of Delaware, which is responsible for adjudicating the Solyndra bankruptcy, in March 2016. The aforementioned lawsuit against us has been dismissed with prejudice, and under the Settlement Agreement, Solyndra has released us and all of our affiliates from any further claims based on the same or any related facts or allegations. In 2015, we recognized provisions of settlement fee of US$7.5 million (RMB48.7 million) and we didn’t recognize any provisions for the conditional additional payment of US$10 million (RMB64.8 million) since it is not probable that a liability has been incurred. We made the payment of US$7.5 million in 2016.

In October 2013, we received notice of an antitrust lawsuit with similar claims filed by another U.S.-based solar company, Energy Conversion Devices Liquidation Trust, or ECD, through its liquidating trustee, against us and the same China-based solar manufacturers in the U.S. District Court of the Eastern District of Michigan. On April 18, 2014, we and our co-defendants (Suntech America, Inc., Trina Solar Ltd. and Trina Solar (U.S.) Inc.) filed a joint motion to dismiss all of ECD’s claims. On October 31, 2014, the U.S. District Court of the Eastern District of Michigan granted the joint motion dismissing all claims. ECD brought a motion for reconsideration, which was denied on August 20, 2015. ECD brought two separate motions, in December 2014 and August 2015, each to alter or amend the judgment and for leave to file an amended complaint, both which were denied by September 2015. ECD appealed to the U.S. Court of Appeals for the Sixth Circuit, which unanimously affirmed the trial court’s dismissal of ECD’s claims in August 2016. ECD filed a petition for a writ of certiorari to the U.S. Supreme Court, which was denied on April 17, 2017, ending the litigation.

In May and June 2015, two individual plaintiffs respectively filed purported class action securities fraud lawsuits against us, our chairperson and chief executive officer, Mr. Liansheng Miao, and our director and chief financial officer, Mr. Yiyu Wang, in the U.S. District Court for the Central District of California, both alleging, among other things, that we made false and misleading statements and failed to disclose certain material financial information. In October 2015, the cases were consolidated, and the court appointed lead plaintiffs and lead counsel. In November 2015, lead plaintiffs filed a consolidated amended complaint. The amended complaint contended that we and certain of our officers and directors made false or misleading statements between December 2, 2010 and May 15, 2015 regarding (i) the Chinese government’s Golden Sun program, which provided subsidies for solar projects in China; and (ii) our accounts receivable attributable to Chinese customers. The sole claim in that complaint was for violation of Section 10(b) of the Securities Exchange Act of 1934. In December 2015, we filed a motion to dismiss the consolidated suit, and, on May 10, 2016, the Court granted that motion with leave to amend. On June 24, 2016, lead plaintiffs filed a new complaint, again alleging that, between December 2, 2010 and May 15, 2015, Yingli’s officers made false or misleading statements regarding Golden Sun and accounts receivables. This complaint added an additional claim against Mr. Miao and Mr. Wang for violation of Section 20(a) of the Exchange Act. On August 8, 2016, we again filed a motion to dismiss the suit, and, on March 15, 2017, the Court again dismissed the plaintiffs’ claims with leave to amend. The plaintiffs filed a second amended complaint on April 24, 2017. The Court set a briefing schedule requiring the filing of our motion to dismiss by May 30, 2017, plaintiffs’ opposition by July 5, 2017, and our reply by July 19, 2017. A hearing on the motion is set for August 14, 2017. It is premature at this stage of the litigation to evaluate the likelihood of favorable or unfavorable outcomes. Our company intends to defend vigorously against all allegations.

In the past years, we signed several agreements and amendments with a supplier to provide certain service for us. Due to certain quality control issues related to the supplier and substantial changes in the market, we and this supplier had disputes over the performance of the contracts and our payments of accounts receivable to the supplier. In May 2013, the supplier informed us that it would like to cease the recovery service and claimed compensation. In July 2014, we filed litigation against this supplier for breach of contract and claimed damages against this supplier. In September 2015, the supplier also filed litigation against us for the default in performance of contract and claimed compensation. The Provincial High People’s Court consolidated these two disputes in January 2016, in accordance with our request. At the end of December 2016, the court issued judgments as to these two disputes and we were informed of the judgments in January 2017, in which the court ruled that the agreements and amendments with the supplier shall be rescinded, and we shall pay compensation to the supplier. All other claims of us and the supplier were rejected. At this time, both we and the supplier have appealed to the Supreme People’s Court, so no judgments of the Provincial High People’s Court have yet taken effect. The Supreme People’s Court has not held any hearing yet. We believe that the supplier’s claims lack merit. As such, we are hopeful that the judgment from the Provincial High People’s Court will be overturned in our favor. However, considering the uncertainties involved in the appeals process, we made a provision of RMB59 million, representing the entire amount awarded to the supplier by the initial judgment from the Provincial High People’s Court. Nevertheless, such provision does not constitute, and should not be interpreted or viewed in any manner as, any recognition by us of the merit of any aspect of the judgment from the Provincial High People’s Court. Accordingly, we recorded an accrual for the amount of compensation to the supplier in the year ended December 31, 2016.

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

In December 2015, the EU Commission initiated an expiry review of the anti-dumping measure and the EU Commission has initiated ex officio a partial interim review as to whether the maintenance of the anti-dumping measure is in the Union’s interest. In March 2017, as the result of these reviews, the EU Commission determined and proposed that the anti-dumping measure shall be maintained and extended for 18 months.

On November 7, 2012, the U.S. International Trade Commission (ITC) determined that CSPV modules produced from Chinese cells are materially injuring the U.S. CSPV cells and modules industry. The U.S. Department of Commerce, or the DOC, issued its final determinations on the rates of the anti-dumping, or AD, and countervailing duties, or CVD, on October 10, 2012, which became effective upon issuance of the final anti-dumping and countervailing duties orders in early December 2012. As a result of such final determinations, we, as a voluntary respondent, are subject to an average aggregated AD/CVD rate of 29.18%. However, this average aggregated AD/CVD rate might be subject to change due to the administrative review process initiated by DOC in early 2014. We were mandatory respondent in the first administrative review of the anti-dumping duty order and obtained an anti-dumping rate of 0.79% in the final determination in July 2015. As one of the non-mandatory respondents in the first administrative review of the countervailing duty order, we obtained a countervailing duty rate of 20.94% in July 2015. In February 2015, the DOC initiated the second administrative review of the AD/CVD duty order. We are a mandatory respondent in the second administrative review of the anti-dumping duty order and obtained an anti-dumping duty of 12.19% in the final determination in June 2016. We were not part of the second administrative review of the countervailing duty order and therefore the final result of the second administrative review of the countervailing duty order is inapplicable to us.

On February 3, 2016, the DOC initiated the third administrative review of the anti-dumping duty order (“Solar 1ADAR3”) covering the period of December 1, 2014 to November 30, 2015 and the third administrative review of the countervailing duty order (“Solar 1 CVD AR3”) covering the period of January1, 2014 to December 31, 2014 of CSPC whether or not assembled into modules (certain solar cells and panels) from the PRC. Subject merchandise includes CSPV, modules or panels, whether or not partially or fully assembled into other products, including, but not limited to modules, laminates, and building integrated materials. On December 22, 2016, the DOC published its preliminary determination of the AD review and the dumping margins for the entities covered by this review are from 7.72% to 238.95%. As a separate rate company in this review, the AD margin applicable to us is 13.97%. On January 9, 2017, the DOC published its preliminary determination of the CVD review and the countervailable subsidy rates for the entities covered by this review are from 12.48% to 20.98%. Since the final results of this review are the basis for the assessment of anti-dumping duties on period of review, or POR, entries and for future deposits of estimated anti-dumping duties, upon issuance of the final results of this review, the DOC will determine, and Customs and Border Protection, or CBP, CBP shall assess, anti-dumping duties on all appropriate entries covered by this review. The DOC will likely issue the final determination for this review in July 2017. For CVD review, both Yingli and Solar World withdrew the CVD review requests within 90 days of the date of publication of the notice of initiation, and therefore, we are no longer subject to CVD review and the entries of subject merchandise into the United States during the CVD AR3 review period are to be liquidated at the CVD rates applicable at the time of entry and CBP will collect cash deposits of estimated CVDs at the most recent CVD countervailable rate applicable to us (20.94%).

On February 13, 2017, the DOC initiated the fourth administrative review of the anti-dumping duty order (“Solar 1 AD AR4”) covering the period of December 1, 2015 to November 30, 2016 and the third administrative review of anti-dumping duty order (“Solar 1 CVD AR4”) covering the period of January1, 2015 to December 31, 2015 of CSPC whether or not assembled into modules (certain solar cells and panels) from the PRC. On the same day, we, as a listed party, were required by the DOC to file an anti-dumping Quantity & Value, or Q&V, questionnaire, and the response to which would be the basis for the DOC to select mandatory respondents. We have filed the anti-dumping Q&V and provided all documents required by the DOC. The mandatory respondent selection result for this AD administrative review and CVD administrative review has not been issued.

On January 23, 2014, the DOC initiated a parallel AD investigation into CSPV products from Mainland China and Taiwan and CVD investigation into CSPV products from Mainland China. The products concerned are CSPV cells, and modules, laminates and/or panels consisting of CSPV cells, whether or not partially or fully assembled into other products, including building integrated materials. Subject merchandise also includes modules, laminates and/or panels assembled in Mainland China and Taiwan consisting of CSPV cells that are completed or partially manufactured within a customs territory other than Mainland China and Taiwan, using ingots, wafers that are manufactured in Mainland China and Taiwan, or cells where the manufacturing process begins in Mainland China and Taiwan and is completed in other countries (hereinafter “Solar II”). On December 23, 2014, the DOC published its confirmative final determination on these investigations by imposing punitive AD tariffs ranging from 26.71% to 165.04% and CVD tariffs ranging from 27.64% to 49.21%. As a separate rate company in these investigations, the AD and CVD tariffs applicable to our company will be 52.31% and 38.43%, respectively. On February 10, 2015, the ITC issued its final injury determinations by confirming injury to the U.S. CSPV module industry by Chinese CSPV module manufacturers. As a result of these determinations of the DOC and ITC, Chinese modules integrating cells from third countries will be subject to the new AD and CVD tariffs when exported to the US. Although we have very limited sales of modules to the U.S. incorporating third country cells, such determinations may adversely affect our business flexibility in the U.S. market and our business in the U.S. may be materially and adversely impacted.

 In April 2016, the DOC initiated the first administrative review for the anti-dumping measure and countervailing measure for Solar II for certain Chinese exporters. In February 2017, the DOC issued a preliminary determination as to its first administrative review of the AD and CVD measures.. The preliminary result for the Chinese exporters included in the first administrative review of the anti-dumping measure was 14.70%, and the preliminary result for the Chinese exporters included in the first administrative review of the countervailing measure was 13.93%. Our company was not included in either the AD or CVD first administrative review and therefore the result of such reviews will not affect the rates applicable to our company.

 In February 2017, the U.S. petitioner requested a second administrative review for the anti-dumping measure and countervailing measure for Solar II for certain Chinese exporters, including our company. The DOC has not yet initiated such administrative reviews.

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

	Market Price per ADS
	High	Low
Annual Highs and Lows
2012	62.7	12.5
2013	81.3	17.0
2014	74.5	18.5
2015	24.2	3.3
2016	5.24	2.52
Quarterly Highs and Lows
First Quarter 2015	24.7	18.5
Second Quarter 2015	21.1	9.4
Third Quarter 2015	11.9	3.3
Fourth Quarter 2015	8.8	3.8
First Quarter 2016	5.0	3.2
Second Quarter 2016	5.24	3.02
Third Quarter 2016	4.4	3.56
Fourth Quarter 2016	4.07	2.52
First Quarter 2017	2.90	1.85
Second Quarter 2017 (through May 11, 2017)	3.35	2.07
Monthly Highs and Lows
October 2016	4.07	3.78
November 2016	3.79	3.21
December 2016	3.23	2.52
January 2017	2.85	2.65
February 2017	2.83	2.66
March 2017	2.69	1.85
April 2017	3.35	2.07
May 2017 (through May 11, 2017)	2.74	2.23

The closing price for the ADSs on the NYSE on May 11, 2017 was US$2.4 per ADS.

On February 15, 2017, we announced that we had received notification from the NYSE of our company’s non-compliance with the continued listing standards of the NYSE because our average market capitalization has been less than US$50 million over a consecutive 30 trading-day period and our last reported shareholders’ equity was less than US$50 million. In order to maintain continued listing on the NYSE, our company has submitted a plan to the NYSE demonstrating how it intends to regain compliance with the NYSE’s continued listing standards within eighteen months of the notification from the NYSE. The NYSE staff will then evaluate the plan to determine whether our company has made a reasonable demonstration of an ability to come into conformity with the listing standard within eighteen months. Should our company not meet the specified criteria within that period, our ADSs may be subject to trading suspension and possible delisting from the NYSE. See “Item 3.D. Risk Factors — Risks Related to our ADSs — We have fallen below the continued listing requirements of the New York Stock Exchange, and if we cannot regain compliance in time, our ADSs may be delisted and the liquidity and the trading price of our ADSs could be materially and adversely affected”.

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

Passive Foreign Investment Company

We believe that for U.S. federal income tax purposes we were not a PFIC for our taxable year ended on December 31, 2017, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

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

As of December 31, 2016, we held an equivalent of RMB2,572 million (US$370 million) in accounts receivable and prepayments to suppliers (excluding the non-current portion), of which an equivalent of RMB365 million (US$53 million) were denominated in U.S. dollars and RMB165 million (US$24 million) were denominated in Euros. As the substantial majority of our sales of our products and purchases of our raw materials are denominated in U.S. dollars and Euros, any significant fluctuations in the exchange rates between the Renminbi and the U.S. dollar and/or the Euro could have a material and adverse effect on our results of operations. Moreover, we had significant monetary assets and liabilities denominated in U.S. dollars and Euros as of December 31, 2016, which consisted mainly of accounts receivable, prepayments to suppliers and accounts payable. Fluctuations in foreign exchange rates could also have a material adverse effect on the value of these monetary assets and liabilities denominated in U.S. dollars and Euros. Generally, appreciation of the Renminbi against the U.S. dollar and Euro will result in foreign exchange losses for monetary assets denominated in U.S. dollars and Euros and foreign exchange gains for monetary liabilities denominated in U.S. dollars and Euros. Conversely, depreciation of the Renminbi against the U.S. dollar and Euro will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars and Euros and foreign exchange losses for monetary liabilities denominated in U.S. dollars and Euro.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of the Renminbi based on the foreign exchange rate on December 31, 2016 would result in our holding Renminbi equivalents of RMB329 million (US$47 million) for our accounts receivable and prepayments to suppliers denominated in U.S. dollars as of December 31, 2016. These amounts would represent net loss of RMB36 million (US$5 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2016. Conversely, we estimate that a 10% depreciation of the Renminbi would result in our holding Renminbi equivalents of RMB402 million (US$58 million) for our accounts receivable and prepayments to suppliers denominated in U.S. dollars as of December 31, 2016. These amounts would represent net income of RMB37 million (US$5 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2016.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of the Renminbi based on the foreign exchange rate on December 31, 2016 would result in our holding Renminbi equivalents of RMB148 million (US$21 million) for our accounts receivable and prepayments to suppliers denominated in Euro as of December 31, 2016. These amounts would represent net loss of RMB16 million (US$2 million) for our accounts receivable and prepayment to suppliers denominated in Euros as of December 31, 2016. Conversely, we estimate that a 10% depreciation of the Renminbi would result in our holding Renminbi equivalents of RMB181 million (US$26 million) for our accounts receivable and prepayments to suppliers denominated in Euros as of December 31, 2016. These amounts would represent net income of RMB17 million (US$2 million) for our accounts receivable and prepayment to suppliers denominated in Euros as of December 31, 2016.

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

In 2014, our net foreign currency exchange loss was RMB243.4 million, increased from RMB32.2 million in 2013, which was mainly due to depreciation of the U.S. dollar and the Euro against the Renminbi. However, the depreciation of Renminbi against the U.S. dollar and the Euro in 2015 caused our foreign currency exchange loss to decrease to RMB132.7 million in 2015 from RMB243.4 million in 2014. In 2016, we recorded a foreign currency exchange gain of RMB6.0 million (US$0.9 million) mainly due to appreciation of Japanese Yen and Euro appreciated against Renminbi in 2016, which was substantially offset by a currency exchange loss caused by the depreciation of Renminbi against the U.S. dollar in 2016. In addition, we have entered into hedging and foreign currency forward arrangements to limit our exposure to foreign currency exchange risk. We expect that we will continue to be exposed to foreign currency exchange risk to the extent that our hedging and foreign currency forward arrangements do not cover all of our expected revenues denominated in foreign currencies. We cannot predict the effect of exchange rate fluctuations on our foreign exchange gains or losses in the future. We may continue to reduce the effect of such exposure through foreign currency forward or other similar arrangements, but because of the limited availability of such instruments in China, we cannot assure you that we will always find a hedging arrangement suitable to us, or that such derivative activities will be effective in managing our foreign exchange risk. The value of your investment in our company will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the dividends Tianwei Yingli may pay us in the future and the value of your investment in us, all of which may have a material adverse effect on the value of the ADSs.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest expenses incurred by our short-term and long-term borrowings and interest income generated by excess cash invested in demand deposits. Such interest-earning instruments carry a degree of interest rate risk. As of December 31, 2016, we had RMB9,010 million (US$1,298 million) in outstanding short-term borrowings (including the current portion of medium-term notes and long-term debt), nil in outstanding medium-term notes and RMB2,524 million (US$363 million) in outstanding long-term debt (excluding the current portion). We have not used any derivative financial instruments to manage our interest rate risk exposure due to the lack of such financial instruments in China. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expense may increase due to changes in interest rates prevailing in the open market. If market interest rates for short-term demand deposits increase in the near future, such increase may cause the amount of our interest income to rise. A hypothetical 10% increase in the average interest rate for our bank borrowings would result in an increase of approximately RMB730 million (US$105 million) in interest expense in 2016.

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

Fees and Other Payments Made by the Depositary to Us

The depositary anticipates providing us with certain amounts which may or may not be tied to those fees charged by the depositary in respect of the ADR program.  Such amounts will be upon such terms and conditions as we and the depositary may agree from time to time. In 2016, we received from the depositary US$1.40 million relating to the ADS program.

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

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15e and 15d-15(e) promulgated under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that as of December 31, 2016, our disclosure controls and procedures were ineffective because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting”. We will undertake the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Management’s Efforts and Plan for Remediation of Material Weaknesses”.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2016 using criteria established in “Internal Control-Integrated Framework 2013” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As a result of our management’s evaluation of our internal control over financial reporting, a material weakness in our internal control over financial reporting was identified as of December 31, 2016, which was that we lacked sufficient accounting and financial reporting personnel to formalize and carry out key controls over the reporting process with respect to certain significant and complex accounting assessments and the preparation of our financial statements in accordance with U.S. GAAP and SEC reporting requirements.

The material weakness described above may result in a material misstatement to our quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weakness, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2016.

Management’s Efforts and Plan for Remediation of Material Weaknesses

Our assessment of internal control over financial reporting for 2015 concluded the same material weakness existed then as that existed as of December 31, 2016. With the oversight of management and our Audit Committee, we have taken steps and implemented measures to address the root causes of the material weakness identified in 2015. These measures have continued, and additional actions have been taken, throughout 2016, including, but not limited to, the following.

1.	We engaged external experts with in-depth knowledge of U.S. GAAP and SEC reporting regulatory compliance who have, since the second quarter of 2016, advised us on, and reviewed the accounting treatment of complex and unusual transactions and accounting matters. The experts also provided advice on the preparation of our quarterly and annual reports in 2016. In addition, the external experts helped review our management’s design of internal controls as well as the testing of the effectiveness of those operation controls, and assisted our management in assessing effectiveness of the actions to remediate the deficiencies identified.

2.	In late 2015, we hired a finance controller with extensive audit and accounting experience in a “Big Four” public accounting firm and knowledge of both U.S. GAAP and SEC filings, whom has been recognized by our management for his competency in the preparation and review of financial statements under the requirements of U.S. GAAP and SEC rules. In 2016, we also added another deputy accounting manager with in-depth industry and U.S. GAAP experience to enhance the quality of our accounting team. Moreover, our management reviewed and reallocated certain responsibilities among members of the accounting team to better align functional roles with each individual’s skill set, strengths and experience.

3.	We have delivered regular and systematic training and development programs to our accounting team and other relevant personnel. During 2016, we organized several training programs on U.S. GAAP for our accounting team to enhance their knowledge of relevant U.S. GAAP interpretations and applications.

4.	We have enhanced our accounting manual to provide our accounting team with additional guidance on policies and controls over financial reporting under the requirements of U.S. GAAP and SEC rules. Our updated accounting manual has been reviewed by the external experts. We will continue to update our accounting manual annually to ensure that it is up-to-date.

While these remediation actions which we have taken and other measures which we have implemented have provided increased oversight and have helped us improve, certain of these controls continued to exhibit certain design deficiencies, and certain of these controls were not operated effectively. Further, certain of these controls were implemented and formalized in the second half or fourth quarter of 2016, and therefore have not yet been operated for such a number of consecutive quarterly periods as would be sufficient to permit us to conclude as to the operating effectiveness of such controls. We plan to further improve the design of our internal controls as needed and to continue to evaluate the operating effectiveness of these controls in 2017 before coming to any conclusion that the root cause of our material weakness has been remediated.

Accordingly, we have concluded that while significant progress has been made in 2016 in remediating the root causes of the material weakness originally identified and reported in 2015, a material weakness continued to exist as of December 31, 2016 related to a lack of sufficient accounting and financial reporting personnel to formalize and carry out key controls over our financial reporting process with respect to certain significant and complex accounting assessments and the preparation of our financial statements in accordance with U.S. GAAP and SEC reporting requirements.

 Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by PwC, an independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2016. PwC’s report on the effectiveness of our internal control over financial reporting is included on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

In order to address the material weakness identified as of December 31, 2015, our management has taken steps and implemented remedial measures as described in “Management’s Efforts and Plan for Remediation of Material Weaknesses” above.

Other than as described above, no changes in our internal control over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	For the Year Ended December 31,
	2015	2016
	(In thousands of RMB)	(In thousands of RMB)	(In thousands of US$)
Audit fees(1)	9,300	9,550	1,375
Tax fees(2)	177	618	89
All other fees(3)	—	—	—

(1)  Audit fees means the aggregate fees incurred in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements or services that are normally provided by the auditors in connection with statutory and regulatory filings or engagements.

(2)  Tax fees means the aggregate fees incurred in each of the fiscal year listed for professional services rendered for preparation and submission of tax returns.

(3)  All other fees refer to the aggregate fees incurred in each of the fiscal years listed for professional services rendered for due diligence and assistance in sustainability analysis.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not Applicable

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the Independent Registered Public Accounting Firm:

•	Consolidated Balance Sheets as of December 31, 2015 and 2016

•	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2014, 2015 and 2016

•	Consolidated Statements of Changes in Equity/(Deficit) for the years ended December 31, 2014, 2015 and 2016

•	Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2015 and 2016

•	Notes to the Consolidated Financial Statements

ITEM 19.  EXHIBITS

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of Yingli Green Energy Holding Company Limited (incorporated by reference to Exhibit 3.1 from our registration statement on Form F-1 (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

2.3	Form of Amended and Restated Deposit Agreement among the Registrant, the depositary and holders of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 99.(A) from our Post-Effective Amendment No. 1 to our registration statement on Form F-6 (File No. 333-159990) filed with the Commission on December 17, 2015)

2.4	Trust Deed, dated January 19, 2007, between the Registrant and DBS Trustee Limited relating to the Registrant’s 2006 Stock Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 4.17 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

2.5	Rights Agreement, dated as of October 17, 2007, between Yingli Green Energy Holding Company Limited and RBC Dexia Corporate Services Hong Kong Limited, as Rights Agent, which includes the Form of Right Certificate as Exhibit A and the Summary of Rights as Exhibit B (incorporated by reference to Exhibit 4.1 from our registration statement on Form 8-A (File No. 001-33469), as amended, initially filed with the Commission on October 17, 2007)

2.6	Amendment No. 1 to Rights Agreement, dated as of June 2, 2008, between Yingli Green Energy Holding Company Limited and RBC Dexia Corporate Services Hong Kong Limited, as Rights Agent (incorporated by reference to Exhibit 4.2 from our registration statement on Form 8-A (File No. 001-33469), as amended, filed with the Commission on June 3, 2008)

4.1	2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.2	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.3	Joint Venture Contract of Baoding Tianwei Yingli New Energy Resources Co., Ltd., dated May 30, 2014 (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F filed with the commission on May 15, 2015.)

Exhibit Number	Description of Document
4.4	Credit Contract, dated November 29, 2010, between Tianwei Yingli, as borrower, and The Bank of East Asia (China) Limited, Beijing Branch, as lender (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F filed with the Commission on May 11, 2011)

4.10	Supply Agreement, dated November 13, 2006, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.29 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.12	Amendment No. 1 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.32 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.13	Amendment No. 2 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F filed with the Commission on June 25, 2010)

4.14	Supply Agreement, dated July 4, 2007, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.36 from our registration statement on Form F-1 (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)

4.15	Supplemental Agreement, dated November 6, 2008, between Tianwei Yingli, as borrower, and the lenders and the agent thereunder, relating to the Term Facility Agreement, dated August 29, 2008, by and between the parties thereto, or the Tianwei Yingli Term Facility Agreement (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-3 (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)

4.16	Supplemental Deed, dated November 6, 2008, between the Registrant, as guarantor, and the lender and the agent under the Tianwei Yingli Term Facility Agreement, relating to the Corporate Guarantee, dated August 29, 2008, by and between the parties thereto (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-3 (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)

Exhibit Number	Description of Document
4.17	Loan Agreement, dated January 15, 2010, between Tianwei Yingli, as borrower, and Bank of China Limited, Baoding Branch, as lender (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F filed with the Commission on May 11, 2011)

4.18	Loan Agreement, dated April 4, 2013, between Yingli Energy (China) Company Limited and China Development Bank (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F filed with the Commission on April 11, 2014)

4.19	Loan Agreement, dated March 18, 2015, between Yingli Energy (China) Company Limited and China Development Bank (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F filed with the commission on May 15, 2015.)

4.20	Loan Agreement, dated March 30, 2015, between Yingli Energy (China) Company Limited and China Development Bank (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F filed with the commission on May 15, 2015.)

4.21	Loan Agreement, dated December 30, 2015, between Yingli Energy (China) Company Limited and China Development Bank (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F filed with the commission on May 16, 2016.)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from the registrant’s registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers Zhong Tian LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*    Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

	By:	/s/ Liansheng Miao
Name: Liansheng Miao
Title: Chairman and Chief Executive Officer
Date: May 16, 2017

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND

SUBSIDIARIES

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Yingli Green Energy Holding Company Limited:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive loss, consolidated statements of changes in equity/(deficit) and consolidated statements of cash flows present fairly, in all material respects, the financial position of Yingli Green Energy Holding Company Limited and its subsidiaries (the “Company”) at December 31, 2016 and December 31, 2015 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United State of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting related to the lack of sufficient accounting and financial reporting personnel to formalize and carry out key controls over the reporting process with respect to certain significant and complex accounting assessments and the preparation of the financial statements in accordance with U.S. GAAP and SEC reporting requirements existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2016 consolidated financial statements and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

May 16, 2017

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2015 and 2016

(Amounts in thousands, except per share data)

	Note	2015	2016
		RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents	(2)(c)	1,240,749	506,642	72,972
Restricted cash	(2)(f)	346,926	361,797	52,109
Accounts receivable, net	(3)	2,475,386	2,096,583	301,971
Inventories	(4)	1,484,314	1,314,834	189,375
Prepayments to suppliers	(2)(i),(19)	426,718	475,347	68,465
Value-added tax recoverable, current	(2)(p)	342,874	328,704	47,343
Amounts due from and prepayments to related parties	(24)	1,110,746	1,331,558	191,784
Receivable from disposal of a subsidiary	(6)	470,000	—	—
Receivable from disposal of land use right of a subsidiary	(6)	246,276	—	—
Prepaid expenses and other current assets		259,393	214,248	30,858
Total current assets		8,403,382	6,629,713	954,877
Amounts due from a related party	(24)	32,318	32,332	4,657
Long-term prepayments to suppliers	(2)(i),(19)	555,520	343,591	49,487
Investments in affiliated companies	(9)	459,721	355,192	51,158
Land, property, plant and equipment, net	(5),(8)	6,846,482	4,879,086	702,735
Project assets	(2)(j)	720,286	672,045	96,795
Land use rights	(6)	411,732	402,680	57,998
Intangible assets, net	(26)	58,360	58,110	8,370
Deferred tax assets, non-current	(21)	2,720	203	29
Value-added tax recoverable, non-current	(2)(p)	78,652	67,457	9,716
Other assets		71,109	59,405	8,556
Total assets		17,640,282	13,499,814	1,944,378

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets — (Continued)

As of December 31, 2015 and 2016

(Amounts in thousands, except per share data)

	Note	2015	2016
		RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Short-term borrowings, including medium-term notes past due, and current portion of medium-term notes and long-term debt	(10),(11)	9,124,183	9,010,205	1,297,739
Accounts payable		3,960,458	2,471,812	356,015
Advances from customers		725,170	278,106	40,056
Amounts due to related parties	(24)	536,409	393,063	56,613
Deferred tax liabilities, current	(21)	4,093	4,215	607
Accrued warranty liability	(2)(s)	38,869	37,462	5,396
Short-term sales lease back and financing lease payable due to non-related parties	(16)	17,645	2,807	404
Short-term sales lease back and financing lease payable due to related parties	(16),(24)	57,248	51,808	7,462
Interest payable		121,364	624,560	89,955
Payables to non-controlling interest holders	(12)	135,339	233,135	33,578
Payables due to settlement of claims	(25)	48,702	—	—
Payables in relation to Golden Sun Program	(2)(p)	248,887	248,887	35,847
Other current liabilities and accrued expenses		642,350	745,229	107,335
Total current liabilities		15,660,717	14,101,289	2,031,007
Medium-term notes	(11)	300,000	—	—
Long-term debt, excluding current portion	(10)	2,405,898	2,523,621	363,477
Reserve for inventory purchase commitments	(19)	1,322,448	1,412,748	203,478
Accrued warranty liability, excluding current portion	(2)(s)	753,270	804,344	115,850
Long-term sales lease back and financing lease payable due to non-related parties	(16)	13,824	10,985	1,582
Long-term sales lease back and financing lease payable due to related parties	(16),(24)	242,267	267,367	38,509
Deferred other income	(2)(j)	812,788	799,128	115,098
Long-term payables to non-controlling interest holders	(12)	821,276	763,393	109,952
Other liabilities		19,945	9,138	1,317
Total liabilities		22,352,433	20,692,013	2,980,270

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets — (Continued)

As of December 31, 2015 and 2016

(Amounts in thousands, except per share data)

	Note	2015	2016
		RMB	RMB	US$

Shareholders’ deficit:
Ordinary shares —	(13)
Par value: US$0.01
Authorized shares: 1,000,000,000
Issued shares: 187,490,478 and 187,490,478 as of December 31, 2015 and 2016, respectively
Outstanding shares: 181,763,770 and 181,763,770 as of December 31, 2015 and 2016, respectively		13,791	13,791	1,986
Additional paid-in capital		7,246,760	7,248,240	1,043,964
Treasury stock: 5,726,708 and 5,726,708 as of December 31, 2015 and 2016, respectively, at cost	(14)	(127,331)	(127,331)	(18,339)
Accumulated other comprehensive income/(losses)		180,025	(54,651)	(7,871)
Accumulated deficit		(13,252,929)	(15,428,426)	(2,222,156)
Total deficit attributable to Yingli Green Energy		(5,939,684)	(8,348,377)	(1,202,416)
Non-controlling interests	(15)	1,227,533	1,156,178	166,524
Total shareholders’ deficit		(4,712,151)	(7,192,199)	(1,035,892)

Commitments and contingencies	(25)	—	—	—

Total liabilities and shareholders’ deficit		17,640,282	13,499,814	1,944,378

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2014, 2015 and 2016

(Amounts in thousands, except per share data)

	Note	2014	2015	2016
		RMB	RMB	RMB	US$

Net revenues	(17)
Non-related parties		12,583,775	9,333,490	8,041,258	1,158,182
Related parties	(24)	343,602	632,296	334,841	48,227
Total net revenues		12,927,377	9,965,786	8,376,099	1,206,409
Cost of revenues		10,689,132	8,778,456	7,224,226	1,040,505
Gross profit		2,238,245	1,187,330	1,151,873	165,904
Operating expenses
Selling expenses		1,095,145	854,315	630,873	90,865
General and administrative expenses	(2)(i),(6)	615,131	523,150	542,758	78,173
Research and development expenses		573,792	396,991	146,850	21,151
Provision for/(reversal of) doubtful accounts receivable	(3)	169,371	404,345	(5,104)	(735)
Disposal gain from long-lived assets and land use right in relation to a subsidiary and write-off of related receivable	(6)	—	(1,167,317)	143,016	20,599
Impairment of long-lived assets	(2)(j),(5)	—	3,804,116	1,277,373	183,980
Provision for reserve for inventory purchase commitments	(19)	—	77,705	90,300	13,006
Provision for prepayments in relation to inventory purchase commitments	(19)	—	522,050	10,672	1,537

Total operating expenses		2,453,439	5,415,355	2,836,738	408,576

Loss from operations		(215,194)	(4,228,025)	(1,684,865)	(242,672)

Other income (expense)
Interest expense		(1,015,871)	(977,176)	(663,217)	(95,523)
Interest income		35,026	22,632	6,595	950
Foreign currency exchange (losses)/ gain		(243,386)	(132,709)	6,000	864
Other income	(18)	125,568	148,462	246,967	35,571
Loss before income taxes		(1,313,857)	(5,166,816)	(2,088,520)	(300,810)
Income tax expense	(21)	(89,723)	(731,191)	(12,895)	(1,857)
Equity in income/(loss) of affiliates, net	(9)	2,245	(829)	(17,554)	(2,528)
Net loss		(1,401,335)	(5,898,836)	(2,118,969)	(305,195)

Less: Loss attributable to the non-controlling interests		101,526	298,310	21,315	3,070
Net loss attributable to Yingli Green Energy		(1,299,809)	(5,600,526)	(2,097,654)	(302,125)

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss— (Continued)

For the years ended December 31, 2014, 2015 and 2016

(Amounts in thousands, except per share data)

	Note	2014	2015	2016
		RMB	RMB	RMB	US$

Net loss		(1,401,335)	(5,898,836)	(2,118,969)	(305,195)
Foreign currency exchange translation adjustment, net of nil tax		23,040	(121,215)	(223,436)	(32,181)
Cash flow hedging derivatives, net of nil tax	(7)	(273)	(749)	—	—
Total comprehensive loss		(1,378,568)	(6,020,800)	(2,342,405)	(337,376)
Less: Comprehensive loss attributable to the non-controlling interest		(100,980)	(288,189)	(10,076)	(1,450)
Comprehensive loss attributable to Yingli Green Energy		(1,277,588)	(5,732,611)	(2,332,329)	(335,926)

Net loss per share:
Basic and diluted		(7.49)	(30.81)	(11.54)	(1.66)

Weighted average number of shares outstanding	(23)	173,613,085	181,763,770	181,763,770	181,763,770

Net loss per ADS
Basic and diluted		(74.87)	(308.12)	(115.41)	(16.62)

Weighted average number of ADS outstanding	(23)	17,361,309	18,176,377	18,176,377	18,176,377

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Equity/(Deficit)

For the years ended December 31, 2014, 2015 and 2016

(Amounts in thousands, except share data)

	Ordinary share		Additional	Treasury Stock		Accumulated other		Total Yingli Green Energy	Non-	Total
	Numbers of Shares issued	Amount	paid-in capital	Number of shares	Treasury Stock	comprehensive income	Accumulated deficits	shareholders’ equity/(deficit)	controlling interests	shareholders’ equity/(deficit)
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2014	162,490,478	12,252	6,684,145	(5,726,708)	(127,331)	289,889	(6,350,935)	508,020	1,619,045	2,127,065
Net loss							(1,299,809)	(1,299,809)	(101,526)	(1,401,335)
Foreign currency exchange translation adjustment, net of nil tax	—	—	—		—	22,494	—	22,494	546	23,040
Cash flow hedging derivatives, net of nil tax	—	—	—		—	(273)	—	(273)	—	(273)
Issuance of ordinary shares upon exercise of stock options	25,000,000	1,539	515,733		—	—	—	517,272	—	517,272
Share-based compensation	—	—	34,932		—	—	—	34,932	—	34,932
Capital injection from non-controlling interests holders	—	—	—		—	—	—	—	980	980
Balance as of December 31, 2014	187,490,478	13,791	7,234,810	(5,726,708)	(127,331)	312,110	(7,650,744)	(217,364)	1,519,045	1,301,681

Balance as of January 1, 2015	187,490,478	13,791	7,234,810	(5,726,708)	(127,331)	312,110	(7,650,744)	(217,364)	1,519,045	1,301,681
Net loss							(5,600,526)	(5,600,526)	(298,310)	(5,898,836)
Foreign currency exchange translation adjustment, net of nil tax	—	—	—		—	(131,336)	—	(131,336)	10,121	(121,215)
Cash flow hedging derivatives, net of nil tax	—	—	—		—	(749)	—	(749)	—	(749)
Share-based compensation	—	—	11,950		—	—	—	11,950	—	11,950
Capital injection from non-controlling interests holders	—	—	—		—	—	—	—	18	18
Non-cash purchase of non-controlling interest	—	—	—		—	—	(1,659)	(1,659)	(3,341)	(5,000)
Balance as of December 31, 2015	187,490,478	13,791	7,246,760	(5,726,708)	(127,331)	180,025	(13,252,929)	(5,939,684)	1,227,533	(4,712,151)

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Equity/(Deficit) — (Continued)

For the years ended December 31, 2014, 2015 and 2016

(Amounts in thousands, except share data)

	Ordinary share		Additional	Treasury Stock		Accumulated other		Total Yingli Green Energy	Non-	Total
	Numbers of shares issued	Amount	paid-in capital	Number of shares	Treasury Stock	comprehensive income	Accumulated deficits	shareholders’ deficit	controlling interests	shareholders’ equity/(deficit)
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2016	187,490,478	13,791	7,246,760	(5,726,708)	(127,331)	180,025	(13,252,929)	(5,939,684)	1,227,533	(4,712,151)
Net loss							(2,097,654)	(2,097,654)	(21,315)	(2,118,969)
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	—	—	(234,676)	—	(234,676)	11,240	(223,436)
Share-based compensation	—	—	1,480	—	—	—	—	1,480	—	1,480
Purchase of non-controlling interest	—	—	—	—	—	—	(77,843)	(77,843)	(60,537)	(138,380)
Derecognize a subsidiary of the Group	—	—	—	—	—	—	—	—	(743)	(743)
Balance as of December 31, 2016	187,490,478	13,791	7,248,240	(5,726,708)	(127,331)	(54,651)	(15,428,426)	(8,348,377)	1,156,178	(7,192,199)
Balance as of December 31, 2016 — US$		1,986	1,043,964		(18,339)	(7,871)	(2,222,156)	(1,202,416)	166,524	(1,035,892)

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Note	Year Ended December 31,
		2014	2015	2016
		RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss		(1,401,335)	(5,898,836)	(2,118,969)	(305,195)

Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization		1,410,125	1,185,257	896,694	129,151
Loss/(Gain) on disposal of property, plant and equipment		16,604	(33,396)	(14,832)	(2,136)
Disposal gain from long-live assets and land use right in relation to a subsidiary and write-off of related receivable	(6)	—	(1,167,317)	143,016	20,599
Gain on extinguishment of debt		—	—	(22,165)	(3,192)
Gain on disposal of investments in affiliated companies		—	—	(97,124)	(13,989)
Gain on disposal of subsidiaries		(23,943)	(33,191)	(34,339)	(4,946)
Provision for doubtful receivables and prepayments to suppliers other than inventory purchase commitments		169,371	404,345	112,181	16,157
Loss on sale of accounts receivable		8,885	—	357	51
Write-down of inventories to net realizable value		4,208	31,930	89,147	12,840
Equity in loss/(income) of affiliates, net		(2,245)	829	17,554	2,528
Amortization of debt issuance cost		21,051	4,153	1,250	180
Share-based compensation		34,932	11,950	1,480	213
Amortization of earned assets related government grants received in a prior period		(49,557)	(56,935)	(49,362)	(7,110)
Deferred income tax (benefit)/expense		(976)	695,905	2,639	380
Foreign currency exchange losses, net		220,620	39,124	69,590	10,023
Impairment of long-lives assets		—	3,804,116	1,277,373	183,980
Provision for prepayment in relation to inventory purchase commitments		—	522,050	10,672	1,537
Provision for reserve for inventory purchase commitments		—	77,705	90,300	13,006

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

(Amounts in thousands)

	Note	Year Ended December 31,
		2014	2015	2016
		RMB	RMB	RMB	US$

Changes in operating assets and liabilities, net of the effect of acquisition and disposal:
Restricted cash related to purchase of inventory and other operating activities		327,981	755,657	62,279	8,970
Accounts receivable		(23,516)	1,458,507	79,414	11,438
Inventories		61,612	(276,235)	(56,935)	(8,200)
Prepayments to suppliers		(122,657)	92,641	(39,717)	(5,720)
Value-added tax recoverable		(16,731)	90,927	14,030	2,021
Amounts due from and prepayments to related parties		71,782	(672,916)	127,477	18,361
Prepaid expenses and other assets		(60,896)	(8,558)	21,591	3,110
Accounts payable		(401,766)	(1,232,604)	(1,167,927)	(168,216)
Advances from customers		334,333	(209,475)	(444,440)	(64,013)
Amounts due to related parties		(315,567)	855,807	73,761	10,621
Other current liabilities and accrued expenses		(116,537)	484,026	473,399	68,184
Other liabilities		288,175	59,201	66,202	9,534
Net cash provided by/(used in) operating activities		433,953	984,667	(415,404)	(59,833)

See accompanying notes to consolidated financial statements

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

(Amounts in thousands)

	Note	Year Ended December 31,
		2014	2015	2016
		RMB	RMB	RMB	US$

Cash flows from investing activities
Government grants for property, plant and equipment		80,849	74,581	20,981	3,022
Purchase of property, plant and equipment		(272,827)	(231,211)	(213,299)	(30,721)
Purchase of project assets		(31,714)	(106,478)	(32,843)	(4,730)
Restricted cash related to purchase of property, plant and equipment		26,797	9,735	(236)	(34)
Proceeds from sale of equipment under sale-leaseback agreement		83,266	—	—	—
Payments for land and land use rights		—	(4,623)	—	—
Equity investments		(209,792)	(22,018)	(1,971)	(284)
Proceeds from disposal of investment in affiliates		1,941	47,054	46,697	6,726
Loans made to related parties		(30,000)	(51,800)	(350,877)	(50,537)
Proceeds from repayment of loans made to related parties		—	18,000	—	—
Proceeds from/(used in) disposal of subsidiaries, net of cash disposed		—	20,349	(2,977)	(429)
Proceeds from disposal of property, plant and equipment		35,635	289,094	33,087	4,766
Proceeds from disposal of long-live assets and land use right in relation to a subsidiary	(6)	—	1,370,775	103,260	14,873
Net cash provided by /(used in) investing activities		(315,845)	1,413,458	(398,178)	(57,348)

See accompanying notes to consolidated financial statements

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

(Amounts in thousands)

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

Cash flows from financing activities
Proceeds from short-term borrowings	8,874,985	7,186,077	2,541,560	366,061
Proceeds from long-term debt	—	253,962	—	—
Repayment of short-term borrowings	(9,219,533)	(8,506,227)	(2,893,137)	(416,698)
Repayment of long-term debt	(280,353)	(67,952)	(10)	(1)
Repayment of medium-term notes	—	(1,849,654)	—	—
Proceeds from failed sale-leaseback agreement	—	249,987	—	—
Repayment of capital and financing lease obligation	(81,185)	(59,952)	(18,747)	(2,700)
Receipt of deposit for capital and financing lease	—	60,003	9,000	1,296
Payment of deposit for lease	—	(1,000)	—	—
Restricted cash related to guarantee of bank borrowings	5,148	220,086	(76,915)	(11,078)
Proceeds from disposal of a subsidiary with land use rights	—	265,000	470,000	67,694
Issuance of ordinary shares	517,272	—	—	—
Transaction with non-controlling interest holders	—	—	(2,540)	(366)
Contribution from non-controlling interest holders	980	18	23,000	3,313
Repayment of payables to a non-controlling interest holder	—	—	(23,000)	(3,313)
Net cash (used in)/provided by financing activities	(182,686)	(2,249,652)	29,211	4,208
Effect of foreign currency exchange rate changes on cash and cash equivalents	28,154	23,222	50,264	7,240
Net (decrease)/increase in cash and cash equivalents	(36,424)	171,695	(734,107)	(105,733)
Cash and cash equivalents at beginning of year	1,105,478	1,069,054	1,240,749	178,705
Cash and cash equivalents at end of year	1,069,054	1,240,749	506,642	72,972

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

(Amounts in thousands)

Supplemental disclosure of cash flow information:

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

Interest paid, net of capitalized interest	1,031,902	1,008,220	18,585	2,677
Income tax paid	60,275	8,428	27,070	3,899
Non-cash investing and financing transactions:
Payables for purchase of property, plant and equipment	222,989	215,041	208,147	29,979
Payables for purchase of land use right	—	—	—	—
Payable for capital lease	3,802	—	—	—
Purchases of project assets included in other payables and amounts due to related parties	110,054	212,361	301,895	43,482
Receivables from disposal of subsidiaries	188,606	470,000	—	—
Receivable from disposal of land use rights	—	246,276	—	—
Decrease of payables to related parties due to disposal of VIE entities	—	(554,452)	—	—
Increase in investment in an affiliate in return for assumption of accounts payable	—	20,580	—	—

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

The following factors raise substantial doubt about the Company’s ability to continue as a going concern:

•	For the year ended December 31, 2016, the Company incurred a net loss of RMB 2,118,969 (US$ 305,195).

•	As of December 31, 2016, the Company had a total deficit attributable to the Company of RMB 15,428,426 (US$ 2,222,156) and a deficit in working capital of RMB 7,471,576 (US$ 1,076,131).

•	As of December 31, 2016, the Company had cash, cash equivalents and restricted cash of RMB 868,439 (US$ 125,081), short-term borrowings, including medium-term notes past due and current portion of medium-term notes and long-term debt of RMB 9,010,205(US$ 1,297,739) and long-term debts of RMB 2,523,621(US$ 363,477) and non-current medium-term notes of nil.

•	As of December 31, 2016 and from the date of issuance of these statements, Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), one of the Company’s major manufacturing subsidiaries, had RMB 1,943,707 (US$ 279,952) and approximately RMB 1,993,518 (US$ 287,126) medium term notes overdue, including principal and interest, respectively.

•	As of December 31, 2016 and from the date of issuance of these statements, the Company had RMB 222,331 (US$ 32,022) and approximately RMB 190,967 (US$ 27,505) of short-term borrowings overdue, included principal and interest, respectively.

•	As of December 31, 2016, except for those loans and debts mentioned above, total short term loans expected to be repaid within one year is RMB 7,080,959 (US$ 1,019,870).

The liquidity of the Company is primarily dependent on its ability to generate adequate cash flows from operations, to renew or rollover its short-term borrowings and to obtain adequate external financings to support its working capital and meet its obligations and commitments when they become due.

The Company has carried out a review of its cash flow forecast for the twelve months from the date of issuance of these statements. In preparing the cash flow forecast, the Company's management has considered historical cash requirements of the Company, the Company's expected debt repayment obligations in 2017 and beyond, the Company’s plan to further reduce operating costs and expenses, the Company's plan to receive cash from disposal of certain equity investments, as well as the alternative financing plans discussed in detail below. The Company's management also made the assumption about the numbers of shipments of modules and gross profit margin.

The Company is currently exploring a variety of alternative financing plans to improve the Company’s liquidity and financial position as follows:

Form a Special Committee and Introducing Strategic Investors

The Company issued a press release on March 7, 2017 and stated that, in order to properly consider the Company's options with respect to and ultimately resolve the debt repayment issues faced by the Company's principal subsidiaries, the Company's board of directors has formed a special committee (the "Special Committee") comprised solely of independent directors to assess the Company's operating and financial situation and evaluate, develop and recommend one or more strategic alternatives and financing plans potentially workable to the Company in order to improve its debt structure.

The Company is also in negotiation proactively with certain investors for potential strategic investments in the Company or its major subsidiaries.

Such financing plan and strategic investments, if successfully completed, will further increase the liquidity of the Company and improve its debt-to-equity ratio.

Debt Restructuring

On May 3, 2017, the Company has paid the RMB300 million of RMB-denominated five-year medium-term notes issued by Yingli China in 2012 (the “2012 MTNs”) with full principle and accrued interests totaling RMB318 million when they matured. As such, Yingli China has discharged all of its payment obligations under the 2012 MTNs. As of the date of issuance of these statements, the Company had medium-term notes of RMB 1,757,000 outstanding (please refer to note (10)). Out of the total RMB 1,757,000, medium-term notes of RMB 357,000 were due on October 13, 2015 (the “2010 MTNs”); medium-term notes of RMB 1,400,000 were due on May 12, 2016 (the “2011 MTNs”), the holders of these medium-term notes are collectively referring to as “Notes Holders”. The Company has had meetings with the Notes Holders and other creditors several times and is in negotiation with the Note Holders for the repayment schedule of the medium-term notes. The Company has had negotiations with the Notes Holders and other creditors for the ways of repayment of its debts, such as 1) introduction of strategic investors to invest in the Company or the Company's subsidiaries, 2) introduction of new creditors to grant new borrowings to the Company.

Also, as part of the Company’s plan to improve liquidity, for year ended December 31, 2016, the Company successfully negotiated with certain suppliers, and these suppliers agreed to waive partial amount of the long ageing accounts payables. Total amount waived by the suppliers in 2016 as a result of the settlement was RMB 22,165 (US$ 3,192), which was included in Other Income in the Consolidated Statements of Comprehensive Loss.

Renewal or Rollover of Borrowings and other Financing Arrangements

The Company has maintained good relationships with its lending banks and other financial institutions in China. While there can be no assurance that the Company will be able to refinance its short-term borrowings as they become due, historically, the Company has renewed or rolled over most of its short-term bank and other borrowings upon their maturity dates and has assumed it will continue to be able to do so. As of March 31, 2017, the Company has successfully renewed or rolled over RMB 255.7 million (US$ 36.8 million) out of RMB 9,010.2 million (US$ 1,297.7 million) short-term borrowings outstanding as of December 31, 2016 and has assumed it will continue to be able to do so for the foreseeable future. Based on the Company's historical experience, the roll-over requests will be approved, provided that the Company submits the required supporting documentation upon due dates.

In addition, the Company has obtained financing through other arrangements, such as failed sale and lease back of certain machinery and equipment and financing in the form of sale and repurchase of certain equity interest in its subsidiary, in substance, they are financing in nature and recorded as liabilities.

Based on the management’s assessment, there can be no assurance, however, that such expected financing plans will be successfully completed on terms acceptable to the Company, or effectively implemented within one year after the date that the consolidated financial statements are issued, or when implemented, it will mitigate the relevant conditions or events that raise substantial doubt about the Company's ability to continue as a going concern. The Company’s financing plans for its continuing operations, even if successful, may not result in sufficient cash flow to finance and maintain its business. Facts and circumstances including recurring losses, negative working capital, net cash outflows, and uncertainties on the repayment of the debts raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

In 2014, the Company entered into two separate agreements with a related party to dispose the Company’s 100% equity interest in two subsidiaries. The disposal gain of RMB 23,943, representing the difference between total combined consideration of RMB 146,606 and total combined net book value of these two subsidiaries of RMB 122,663, comprised of total assets of RMB 182,286 net of related liabilities of RMB 59,623, was recognized in the “Other Income” in the Consolidated Statements of Comprehensive Loss of 2014 upon the disposal of these subsidiaries.

In September 2015, the Company entered into an agreement with Yingli PV Group to terminate the above-mentioned construction contracts and the Company was no longer entitled to any rights or undertook any obligations under the aforementioned contracts. As a result, the Company disposed all the project assets under the VIE structure to Yingli PV Group. Total consideration for disposal of all entities under the VIE structure was RMB 554,452, which was based on the fair value of these VIEs. The disposal loss of RMB 6,852, the difference between the consideration and the net book value of the VIEs of RMB 561,304, (comprised of total assets of RMB 1,886,045 net of related liabilities of RMB 1,324,741) was recognized in the Consolidated Statements of Comprehensive Loss upon the disposal of project assets in 2015.

In 2015, the Company entered into three separate agreements with three entities unrelated to the Company to dispose the Company’s 100% equity interest in three subsidiaries with project assets. The disposal gain of RMB 28,430 (US$ 4,389), representing the difference between total combined consideration of RMB 30,002 (US$ 4,631) and total combined net book value (including unrealized profits) of these three subsidiaries of RMB 1,572 (US$ 243, comprised of total assets of RMB 180,752 net of related liabilities of RMB 179,180), was recognized in the Consolidated Statements of Comprehensive Loss of 2015 upon the disposal of project assets.

In 2016, the Company entered into four separate agreements with two entities unrelated to the Company, and two related parties to dispose the Company’s 100% equity interest in four subsidiaries. The disposal gain of RMB 34,339 (US$ 4,946), representing the difference between total combined consideration of RMB 5,026 (US$ 724) and total combined negative net book value (including unrealized profits of RMB29,332 on inter-company sales) of these four subsidiaries of RMB 29,313 (US$ 4,222), comprised of total assets of RMB 53,411 net of related liabilities of RMB 82,724, was recognized in the “Other Income” in the Consolidated Statements of Comprehensive Loss of 2016 upon the disposal of these subsidiaries.

(c)	Significant Concentrations and Risks

Revenue concentrations

The Company’s business depends substantially on government incentives given to its customers. In many countries in which the Company sells its products, the market of the Company’s products would not be commercially viable on a sustainable basis without government incentives. This is largely in part caused by the cost of generating electricity from solar power currently exceeding and that is expected to continue to exceed the costs of generating electricity from conventional energy sources. The Company generated approximately 88%, 93% and 97% of its total net revenues for the years ended December 31, 2014, 2015 and 2016, respectively, from sales to customers in countries with known government incentive programs for the use of solar products. A significant reduction in the scope or discontinuation of government incentive programs would have a materially adverse effect on the demand of the Company’s products.

A significant portion of the Company’s net revenues are from customers located in the PRC, Japan, the United States of America (“USA”), Turkey, France, Germany and England.  Revenues from customers located in the PRC, Japan, the USA, Turkey, France, Germany and England are as follows:

	Year ended
	December 31, 2014	% of net revenue	December 31, 2015	% of net revenue	December 31, 2016		% of net revenue
	RMB		RMB		RMB	US$

PRC	4,550,915	35%	4,078,476	41%	4,932,284	710,397	59%
Japan	2,487,949	19%	2,723,800	27%	2,363,239	340,377	28%
USA	2,301,496	18%	1,248,536	12%	513,690	73,987	6%
England	998,203	8%	80,255	1%	88,129	12,693	1%
Turkey	118,305	1%	550,799	5%	69,956	10,076	1%
France	191,071	1%	363,635	4%	1,477	213	-
Germany	671,534	5%	170,518	2%	3,089	445	-
Others	1,607,904	13%	749,767	8%	404,235	58,221	5%
Total	12,927,377	100%	9,965,786	100%	8,376,099	1,206,409	100%

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

In 2014, 2015 and 2016, sales to the top five customers accounted for approximately 13.9%, 19.4% and 10.7%, respectively, of the Company’s net revenues. There is no individual customer accounting for 10% or more of total revenues for the years ended December 31, 2014, 2015 and 2016.

As of December 31, 2015 and 2016, the top five outstanding accounts receivable balances (net of provisions) accounted for approximately 27.6% and 16.3%, respectively, of the Company’s total outstanding accounts receivable. One individual customer had accounts receivables balances that accounted for 12.3% of the total balance as of December 31, 2015. No individual customer has accounts receivables balances that accounted for more than 10% of the total balance as of December 31, 2016.

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

In order to secure a stable supply of polysilicon and other raw materials, the Company makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers, prepayments to related party suppliers (included in “Amounts due from and prepayments to related parties”), and “Long-term prepayments to suppliers” in the Company’s consolidated balance sheets and amounted to RMB 1,212,614 and RMB 992,569 (US$ 142,959) as of December 31, 2015 and 2016, respectively. The Company makes the prepayments without receiving collateral for such payments. As a result, the Company’s claims for such prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of the suppliers. As of December 31, 2015 and 2016, advances, net of any allowance, made to an individual supplier in excess of 10% of total prepayments to the suppliers are as follows:

	December 31,
		2015	2016
	Location	RMB	RMB	US$

Supplier A	Singapore	224,029	239,327	34,470
Supplier B	South Korea	158,613	141,227	20,341
Supplier C	Germany	277,392	238,242	34,314
Total		660,034	618,796	89,125

The Company obtains some equipment to be used in its manufacturing process from a small number of selected equipment suppliers. In addition, some equipment has been customized based on the Company’s specifications, is not readily available from multiple vendors and would be difficult to repair or replace. If any of these suppliers were to experience financial difficulties or go out of business, the Company may have difficulties in repairing or replacing its equipment in the event of any damage to the manufacturing equipment or a breakdown of the production process. The Company’s ability to deliver products timely would suffer, which in turn could result in order cancellations and loss of revenue. A supplier’s failure to deliver the equipment in a timely manner with adequate quality and on terms acceptable to the Company could delay its capacity expansion of manufacturing facilities and otherwise disrupt its production schedule or increase its costs of production. The Company made deposits of RMB 81,828 and RMB 78,652(US$ 11,328) as of December 31, 2015 and 2016, respectively, for the purchase of equipment without receiving collateral for such payments. As a result, the Company’s claims for such payments would rank only as an unsecured claim, which exposes the Company to the credit risks of the equipment suppliers.

Concentrations of cash balances held at financial institutions

Cash balances include:

	December 31, 2015	December 31, 2016
	RMB equivalents	RMB equivalents
Cash and cash equivalents held by PRC entities

Denominated in RMB	296,853	155,174
Denominated in U.S. dollar (US$)	480,052	23,450
Denominated in European monetary unit (EURO)	5,350	337
Denominated in Japanese Yen (JPY)	—	11
Denominated in Great Britain Pound (GBP)	5	—
Denominated in other currencies:	—	178

Cash and cash equivalents held by non-PRC entities
Denominated in US$	200,671	253,089
Denominated in EURO	76,295	24,135
Denominated in JPY	156,147	30,579
Denominated in GBP	8,151	3,563
Denominated in other currencies:	17,225	16,126
Total cash and cash equivalents	1,240,749	506,642

	December 31, 2015	December 31, 2016
	RMB equivalents	RMB equivalents
Restricted cash held by PRC entities
Denominated in RMB	218,669	165,711
Denominated in US$	21,768	28,741
Denominated in EURO	8,872	9,137
Denominated in other currencies:	—	—
Restricted cash held by non-PRC entities
Denominated in US$	96,054	148,930
Denominated in EURO	1,455	2,236
Denominated in JPY	—	4,768
Denominated in other currencies:	108	2,274
Total restricted cash	346,926	361,797

The bank deposits with financial institutions in the PRC are uninsured by any government authority. To limit exposure to credit risk relating to bank deposits, the Company primarily places bank deposits with large financial institutions in the PRC with acceptable credit rating. As of December 31, 2015 and 2016, the Company had cash balances at one and one PRC individual financial institutions, respectively, that held cash balances in excess of 10% of the Company’s total cash balances. These bank deposits collectively accounted for approximately 34.4% and 11.05% of the Company’s total cash balances as of December 31, 2015 and 2016, respectively. Management believes that these financial institutions are of high credit quality.

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

The Company’s reporting currency is the Renminbi ("RMB"). Assets and liabilities of foreign companies whose functional currency is not RMB are translated into RMB using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. Gains and losses resulting from the translation of financial statements of foreign companies are recorded as a separate component of accumulated other comprehensive income within shareholders' equity.

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

For the convenience of readers, certain 2016 RMB amounts have been translated into U.S. dollar amounts at the rate of RMB 6.943 to US$1.00, the noon buying rate in the City of New York for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of December 31, 2016. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2016, or at any other date.

(f)	Cash, Cash equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand, cash in bank accounts, and interest bearing savings accounts with an initial term of three months or less.

Restricted cash of RMB 346,926 and RMB 361,797 (US$ 52,109) as of December 31, 2015 and 2016, respectively, represents bank deposits for securing letters of credit and letters of guarantee granted to the Company, primarily for the purchase of inventory and equipment and the guarantee of the offshore bank borrowings. Such letters of credit and letters of guarantee expire within one year. The cash flows from bank deposits as the guarantee of the offshore bank borrowings are reported within cash flows for financing activities in the consolidated statements of cash flows. The cash flows from the bank deposits relating to purchases of inventory and equipment are reported within cash flows from operating activities and investing activities in the consolidated statements of cash flows, respectively.

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

Sale of Accounts Receivable

In 2014 and 2016, the Company entered into agreements to sell without recourse certain accounts receivable to several PRC banks. The buyers were responsible for servicing the receivables. The accounts receivables were determined to be legally isolated from the Company and its creditors, even in the event of bankruptcy or other receivership and the Company had surrendered control over the transferred receivables. As a result, the accounts receivables were considered sold and were therefore derecognized. The Company received proceeds from the sale of accounts receivable of RMB 188,117 and RMB 7,412 (US$1,068) for the years ended December 31, 2014 and 2016, respectively, and had included the proceeds in net cash provided by operating activities in the consolidated statements of cash flows. The Company recorded a loss on the sale of accounts receivable of RMB 8,885 and RMB 357 (US$51) for the years ended December 31, 2014 and 2016, respectively, which was included in “General and administrative expense”. There was no such transaction occurred in 2015.

(h)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined by using the weighted-average cost method. Cost of work-in-progress and finished goods are comprised of direct materials, direct labour, and an allocation of related manufacturing overhead based on normal operating capacity.

Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. Certain factors could impact the realizable value of inventory, so the Company continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required that could negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, the Company may have higher gross margin when products that have been previously written down are eventually sold. Inventory write-downs due to the lower of cost or market assessment amounted to RMB 4,208, RMB 31,930 and RMB 89,147 (US$ 12,840) for the years ended December 31, 2014, 2015 and 2016, respectively, and were recorded as cost of revenues in the Consolidated Statements of Comprehensive Loss.

(i)	Prepayments to Suppliers

Advance payments for the future delivery of raw materials are made based on written purchase orders detailing product, quantity, pricing and are classified as “prepayments to suppliers” in the consolidated balance sheets. The Company’s supply contracts grant the Company the right to inspect products prior to acceptance. The amount in the balance of the “prepayments to suppliers” is reclassified to “inventories” when inventory is received and passes quality inspection. Such reclassifications of RMB 340,007, RMB 318,132and RMB 496,885 (US$ 71,566) for the years ended December 31, 2014, 2015 and 2016, respectively, are not reflected as cash outflows from operating activities as they were paid in prior periods. As of December 31, 2015 and 2016, total long-term prepayments, net of any allowance, made by the Company to suppliers prior to 2015 was RMB 555,520 and RMB 343,591 (US$ 49,487), respectively, representing prepayments to suppliers for long-term supply agreements with deliveries scheduled to commence beyond the next twelve months at each respective balance sheet date.

For the years ended December 31, 2014, 2015 and 2016, provisions of nil, RMB 522,050 and RMB 10,672 (US$ 1,537) were recognized against the prepayments to suppliers with inventory firm purchase commitment, respectively. See note (19) to the consolidated financial statements. In addition,for the year ended December 31, 2016, due to several suppliers failing to fulfill their delivery obligations and each was in financial difficulty, after assessment, the Company also made total provision of RMB113,416 (US$16,335) against the prepayments to these suppliers, such provision was recorded in General and Administrative expenses in the Consolidated Statement of Comprehensive Loss.

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

Project assets

Project assets consist primarily of costs relating to solar power projects in various stages of development that are capitalized prior to the completion of the solar power project.  These costs include modules, installation and other development costs.

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

As of December 31, 2016, project assets with carrying value of RMB 68,104(US$ 9,809) were under construction, and project assets with carrying value of RMB 603,941 (US$ 86,986) had completed construction and started power generation.

For the years ended December 31, 2014, 2015 and 2016, revenue related to the projects assets from power generation were RMB 2,015, RMB 30,836 and RMB 31,556 (US$ 4,545), respectively; deprecation and other related cost of the project assets, which was recorded as “Cost of revenue”, was RMB 2,365, and RMB 37,855, and RMB 31,847(US$ 4,587), respectively.

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

For the years ended December 31, 2015 and 2016, a total impairment loss against property, plant and equipment amounted to RMB 3,804,116 and RMB 1,277,373(US$ 183,980) was recognized in the Consolidated Statements of Comprehensive Loss, respectively. Please refer to note (5) for details.

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

For the years ended December 31, 2014, 2015 and 2016, the Company received government grants of RMB 80,849, RMB 74,581 and RMB 20,981 (US$ 3,022), respectively, related to the construction of the solar power plants and the procurement of machineries, which were recognized as deferred other income. The grants amortized and recorded in “Other income” in the Consolidated Statement of Comprehensive loss amounted to RMB 49,557, RMB 56,935 and RMB 49,362 (US$ 7,110) for the years ended December 31, 2014, 2015 and 2016, respectively.

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

In accordance with the relevant laws and regulations of the PRC, PRC enterprises are required to transfer 10% of their after tax profit, as determined in accordance with PRC accounting standard and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the enterprise. The transfer to this general reserve fund must be made before distribution of dividends. As of December 31, 2015 and 2016, the PRC subsidiaries of the Company had appropriated RMB 500,164 and RMB 500,719(US$ 72,119), respectively, to the general reserve fund, which is restricted from being distributed to the Company, and if applicable, to the non-controlling interests.

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

No such activities was made by the Company for years ended December 31, 2015 and 2016.

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

The Company recognizes revenue for solar power station constructed for commercial customers according to ASC 605-35, Revenue Recognition—Construction-Type and Production Type Contracts. Revenue is recognized on a percentage-of-completion basis, based on the ratio of total costs incurred to date to total projected costs.  Provisions are made for the full amount of any anticipated losses on a contract-by-contract basis. The Company recognized nil loss for these types of contracts for the years ended December 31, 2014, 2015 and 2016. Costs in excess of billings are recorded where costs recognized are in excess of amounts billed to customers of purchased commercial solar power stations. Costs in excess of billings as of December 31, 2015 and 2016 amounted to RMB 24,912 and RMB 14,962(US$ 2,155), respectively, and are included in accounts receivable in the consolidated balance sheets.

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

For revenue from electricity generation, the Company recognizes revenue when persuasive evidence of a power purchase arrangement with the power grid company exists, electricity has been generated and been transmitted to the grid and the electricity generation records are reconciled with the grid companies, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured.

For sales of raw materials, PV cells and wafers, delivery occurs at the point the product is delivered to the customer, which is when the risks and rewards of ownership have been transferred. Delivery is evidenced by a signed customer acceptance form.

Shipping and handling fees billed to customers are recorded as revenues, and the related shipping or delivery costs of RMB 311,356, RMB 239,519 and RMB 148,959 (US$ 21,454) are recorded as selling expenses for the years ended December 31, 2014, 2015 and 2016, respectively.

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

In 2010 – 2012, a government subsidy project called “Golden Sun” program was proposed by the Ministry of Finance of PRC (“MOF”), to support and encourage PV stations installation. PV station owners could apply for a “Golden Sun” subsidy for the PV station to be constructed and solar companies may bid for the project as target vendors who would be authorized to supply PV modules to qualified PV station. According to detail implementation guidance, the government will give subsidy to each qualified PV station owners and the PV station owners’ obligation was to make sure that qualified PV stations would be successfully connected to national electric grid and pass the acceptance check by authorized supervisor appointed by the government (“government acceptance check”) within the period required by the government.

Instead of paying full subsidy to PV station owners directly, the government should pay partial subsidy to qualified suppliers on behalf of PV station owners as advance before the commencement of construction of PV stations. Yingli China was a successful bidder as the qualified supplier for “Golden Sun” program. For year ended December 31, 2015, as agreed with local government of Hebei Province, due to that certain PV stations didn’t start construction and passed the government acceptance check within the required period, subsidy with RMB 286,277 that was received in 2010 would be clawed back. The Company therefore reclassified the government subsidy from “Advances from customers” to payables. As of year ended December 31, 2015 and 2016, payables in relation to “Golden Sun” program remained RMB 286,277 (US$ 41,232).

The sales of the subsidiaries in the PRC are subject to Value added tax (“VAT”) at a general rate at 17%, some of these subsidiaries have also been approved to use the “exempt, credit, refund” method on goods exported providing a tax refund at certain rate. Input VAT on purchases of raw materials and certain fixed assets can be deducted from output VAT. As of December 31, 2015 and 2016, VAT recoverable represents the net difference between output and deductible input VAT and tax refund to be collected.

(q)	Research and Development

Research and development costs are expensed as incurred. Its research and development costs consist primarily of compensation and related costs for personnel, material, supplies, equipment depreciation and laboratory testing costs.

(r)	Employee Benefits Plans

Pursuant to the relevant PRC regulations, the Company is required to make contributions for each PRC employee at a rate of 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement program organized by the local Social Security Bureau. In addition, the Company is also required to make contributions for each PRC employee at rates of 6%-11%, 1%-2%, 5%-12% and 0.9%-1.7% of standard salary base for medical insurance benefits, unemployment, housing fund and other statutory benefits, respectively. Total amount of contributions for the years ended December 31, 2014, 2015 and 2016 was RMB 263,104, RMB 229,452 and RMB 193,111 (US$ 27,814), respectively.

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

Actual warranty costs are charged against the accrued warranty liability. Warranty expense is recorded as selling expense.

Changes in the carrying amount of accrued warranty liability are as follows:

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

Beginning balance	666,946	748,428	792,139	114,092
Warranty provision for the current year	120,780	84,520	84,924	12,232
Warranty costs incurred or claimed	(39,298)	(40,809)	(35,257)	(5,078)
Total accrued warranty cost	748,428	792,139	841,806	121,246
Less: accrued warranty cost, current portion	40,903	38,869	37,462	5,396
Accrued warranty cost, excluding current portion	707,525	753,270	804,344	115,850

(t)	Firm Purchase Commitment

The Company entered into several long-term fixed price contracts to purchase polysilicon to ensure an adequate supply of polysilicon to operate its plants. These contracts represent firm purchase commitments which are evaluated for potential market value losses. For the years ended December 31, 2014, 2015 and 2016, provision for reserve for inventory purchase commitments recognized was nil, RMB 77,705 and RMB 90,300 (US$ 13,006), respectively. For the years ended December 31, 2014, 2015 and 2016, provision for prepayments in relation to inventory purchase commitments recognized was nil, RMB 522,050 and RMB 10,672(US$ 1,537). See note (19) to the consolidated financial statements.

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

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard will require the Company to separate performance obligations within a contract, determine total transaction costs, and ultimately allocate the transaction costs across the established performance obligations. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers” (Topic 606): Deferral of the Effective Date, which delays the effective date of ASU 2014-09 by one year. As a result, ASU 2014-09 will become effective for the Company beginning in fiscal 2018 under either full or modified retrospective adoption, with early adoption permitted as of the original effective date of ASU 2014-09. The Company has set up an implementation team that is currently in the process of analyzing each of the Company’s revenue streams in accordance with the new revenue standard to determine the impact on the Company’s consolidated financial statements. The Company plans to continue the evaluation, analysis, and documentation of its adoption of ASU 2014-09 (including those subsequently issued updates that clarify ASU 2014-09’s provisions) throughout 2017 as the Company works towards the implementation and finalizes its determination of the impact that the adoption will have on its consolidated financial statements. The Company expects to adopt the new revenue recognition guidance in the first quarter of 2018.

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements — Going Concern”. This standard requires management to evaluate for each annual and interim reporting period whether it is probable that the reporting entity will not be able to meet its obligations as they become due within one year after the date that the financial statements are issued. If the entity is in such a position, the standard provides for certain disclosures depending on whether or not the entity will be able to successfully mitigate its going concern status. This guidance is effective for annual periods ending after December 15, 2016 and interim periods within annual periods beginning after December 15, 2016. The Company adopted this standard during the fourth quarter of 2016 for related disclosure.

In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. This ASU amends existing guidance to require that deferred income tax liabilities and assets be classified as noncurrent in a classified balance sheet, and eliminates the prior guidance which required an entity to separate deferred tax liabilities and assets into a current amount and a noncurrent amount in a classified balance sheet. The amendments in this ASU are effective for annual reporting periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier application is permitted as of the beginning of an interim or annual period. Additionally, the new guidance may be applied either prospectively to all deferred tax liabilities and assets or retrospectively to all periods presented. The Company plans to apply the new guidance retrospectively in 2017. The impact of adopting this guidance is not expected to be material to the consolidated financial statements given the Company’s deferred tax amounts.

In January 2016, the FASB issued ASU 2016-01, “Financial Instruments (Topic 825): Recognition and Measurement of Financial Assets and Liabilities”. The amended guidance (i) requires equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income; (ii) eliminates the requirement to disclose the method(s) and significant assumptions used to estimate the fair value that is currently required to be disclosed for financial instruments measured at fair value; (iii) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments and (iv) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet or the accompanying notes to the financial statements. ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, or calendar 2018 for the Company. The amended guidance should be applied by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The impact of adopting this guidance is not expected to be material to the consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02, “Leases (Topic 842)”. Under the new guidance, lessees will be required to recognize a lease liability and a lease asset for all leases, including operating leases, with a term greater than 12 months on the balance sheet. The update also expands the required quantitative and qualitative disclosures surrounding leases. This update is effective for the Company from calendar 2019 and from the first interim period of calendar 2019, with earlier application permitted. The Company is evaluating the impact of the adoption of this update on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-06, Contingent Put and Call Options in Debt Instruments. The amendments in this Update apply to all entities that are issuers of or investors in debt instruments (or hybrid financial instruments that are determined to have a debt host) with embedded call (put) options. The Amendments in this Update clarify the requirements for assessing whether contingent call (put) options that can accelerate the payment of principal on debt instruments are clearly and closely related to their debt hosts, which is one of the criteria for bifurcating an embedded derivative. An entity performing the assessment under the amendments in this Update is required to assess the embedded call (put) options solely in accordance with the four-step decision sequence. Consequently, when a call (put) option is contingently exercisable, an entity does not have to assess whether the event that triggers the ability to exercise a call (put) option is related to interest rates or credit risks. The amendments are an improvement to GAAP because they eliminate diversity in practice in assessing embedded contingent call (put) options in debt instruments. For public companies, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. An entity should apply the amendments in this Update on a modified retrospective basis to existing debt instruments as of the beginning of the fiscal year for which the amendments are effective. The Company is currently assessing the potential significant effects of these changes on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-07, Simplifying the Transition to the Equity Method of Accounting. The amendments in this Update eliminate the requirement that when an investment qualified for use of the equity method as a result of an increase in the level of ownership interest or degree of influence, an investor must adjust the investment, results of operations, and retained earnings retroactively on a step-by-step basis as if the equity method had been in effect during all previous periods that the investment had been held. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor's previous held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. The amendments in this Update require that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss in accumulated other comprehensive income at the date the investment becomes qualified for use of the equity method. The amendments in this Update are effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2016. The amendments should be applied prospectively upon their effective date to increase in the level of ownership interest or degree of influence that result in the adoption of the equity method. Earlier application is permitted. The Company is currently assessing the potential significant effects of these changes on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, “Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting,” which outlines new provisions intended to simplify various aspects related to accounting for share-based payments and their presentation in the financial statements. The Company currently plans to implement this ASU as required in the first quarter of calendar 2017. The Company does not expect that the adoption will have a material impact on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The standard is effective for the Company from calendar 2020, with early adoption permitted for calendar 2019. The Company has yet to commence an evaluation of the impact of the adoption of this standard on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (Topic 230)." Current GAAP is unclear or does not include specific guidance on how to classify certain transactions in the statement of cash flows. This ASU is intended to reduce diversity in practice in how eight particular transactions are classified in the statement of cash flows. ASU No. 2016-15 is effective for interim and annual reporting periods beginning after December 15, 2017. Early adoption is permitted, provided that all of the amendments are adopted in the same period. Entities will be required to apply the guidance retrospectively. If it is impracticable to apply the guidance retrospectively for an issue, the amendments related to that issue would be applied prospectively. The Company is currently assessing the potential significant effects of these changes on the Company’s consolidated financial statements.

(3)	Accounts Receivable

Accounts receivable is summarized as follows:

	December 31,
	2015	2016
	RMB	RMB	US$

Accounts receivable	3,002,721	2,625,703	378,180
Less: Allowance for doubtful accounts	(527,335)	(529,120)	(76,209)
Total accounts receivable, net	2,475,386	2,096,583	301,971

The following table presents the movement of the allowance for doubtful accounts:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

Beginning balance	(286,997)	(250,514)	(527,335)	(75,952)
Additions	(228,835)	(414,759)	(61,482)	(8,855)
Reversal of allowance for doubtful accounts	59,464	10,414	66,586	9,590
Write-off of accounts receivable	205,854	127,524	5,204	750
Reversal of partial accounts receivable written off in prior years	—	—	(12,093)	(1,742)
Ending balance	(250,514)	(527,335)	(529,120)	(76,209)

Allowance for doubtful accounts was provided based on a number of factors, including some customers’ financial conditions and creditworthiness. For year ended December 31, 2016, allowance for doubtful accounts was provided against receivables from certain customers who encountered financial difficulties and against certain customers who delayed payments to the Company.

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally four months from the date of billing. For certain customers the Company requires an advance payment before the sale is made. Such advance payments are reported as “advances from customers” in the Company’s consolidated balance sheets and amounted to RMB 725,170 and RMB 278,106 (US$ 40,056) as of December 31, 2015 and 2016, respectively. The Company also requires certain customers to secure payment by a letter of credit issued by the customers’ banks. Letters of credit have terms less than 90 days. Until the letter of credit is drawn and the amount is paid, the amount due from the customer is recorded as accounts receivable. As of December 31, 2015 and 2016, 33.5% and 23.9%, respectively, of accounts receivable were denominated in currencies other than the RMB.

As of December 31, 2015 and 2016, the Company has pledged accounts receivable with a total carrying amount of RMB 128,917 and nil, respectively, to secure short-term bank borrowings.

(4)	Inventories

Inventories by major category consist of the following:

	December 31,
	2015	2016
	RMB	RMB	US$

Raw materials	318,852	302,664	43,593
Work-in-progress	351,432	454,331	65,437
Finished goods	814,030	557,839	80,345
Total inventories	1,484,314	1,314,834	189,375

Inventory write-downs due to the lower of cost or market assessment amounted to RMB 4,208, RMB 31,930 and RMB 89,147 (US$ 12,840) for the years ended December 31, 2014, 2015 and 2016, respectively, and were recorded as cost of revenues in the Consolidated Statements of Comprehensive Loss. Inventory write-downs of RMB 89,147(US$ 12,840) in 2016 were mainly due to significant drop of selling price of PV modules in 2016.

(5)	Land, Property, Plant and Equipment

Land, property, plant and equipment consist of the following:

	December 31,
	2015	2016
	RMB	RMB	US$
Land	20,788	24,693	3,557
Buildings	3,829,922	3,830,017	551,637
Machinery and equipment	14,564,201	14,828,021	2,135,679
Furniture and fixtures	106,325	93,255	13,432
Motor vehicles	94,725	77,227	11,123
Less: Accumulated depreciation	(6,070,955)	(6,822,294)	(982,615)
Less: Impairment	(6,118,378)	(7,293,644)	(1,050,503)
Subtotal	6,426,628	4,737,275	682,310
Construction in progress	419,854	141,811	20,425
Total land, property, plant and equipment, net	6,846,482	4,879,086	702,735

Due to the significant decrease in shipment, gross profit margins and lower-than-expected utilization of production facilities, the Company determined a two-step impairment analysis was required in the middle of 2015. In step one of the impairment analysis, the estimated future undiscounted net cash flows expected to be generated by the assets over their remaining estimated useful lives were based on certain assumptions, such as forecasts of future operating results, gross margin and expected future growth rates. The estimated undiscounted future cash flows generated by the equipment used to produce solar products were less than their carrying value, which required the step two of the impairment test. In the step two of the impairment analysis, the Company estimated the fair value of the long lived assets based on discounted cash flow analysis using market participants’ assumptions, such as forecasts of future operating results, discount rates commensurate with the risk involved, and expected future growth rates. The carrying value of the equipment was reduced to fair value based on the discounted cash flow analysis. As a result, an impairment loss of RMB 3,804,116 related to buildings, machinery and equipment and shared assets in all solar production lines (including production lines of ingot, wafer, cell and module), was provided for the year ended December 31, 2015. In late 2016, as a result of significant decrease of market selling price and lower-than-expected utilization of production facilities, the Company performed an annual two-step impairment analysis and a further impairment loss of RMB1, 277,373 (US$ 183,980) was provided against buildings, machinery and equipment and shared assets in all solar production lines for the year ended December 31, 2016.

Depreciation expense on property, plant and equipment and project assets was allocated to the following expense items:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

Cost of revenues	1,292,586	1,086,392	839,005	120,842
Selling expenses	16,475	7,530	5,048	727
General and administrative expenses	48,963	60,268	32,232	4,642
Research and development expenses	30,260	20,515	11,107	1,600
Total depreciation expense	1,388,284	1,174,705	887,392	127,811

For the year ended December 31, 2016, due to the impairment loss of RMB3,804,116 was recorded during the middle of 2015, total depreciation expenses for the year decreased by approximately RMB530.0million (US$ 76.3million).

The Company capitalized interest costs as a component of the cost of construction in progress as follows:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

Interest cost capitalized	8,624	37,452	880	127
Interest cost charged against income	1,015,871	977,176	663,217	95,523
Total interest cost incurred	1,024,495	1,014,628	664,097	95,650

As of December 31, 2015 and 2016, the Company had pledged property, plant and equipment with a total carrying amount of RMB 4,001,055 and RMB 3,182,852 (US$ 458,426), respectively, to secure bank borrowings.

In December 2014, Yingli China sold certain machinery and equipment with carrying amount of RMB 405,282 to a third party for cash consideration of RMB 400,000, and simultaneously entered into a three-month contract to lease back the assets. The remaining useful lives of leased machinery and equipment were approximately 7 years. Pursuant to the terms of the contract, Yingli China is required to pay to the third party total lease payments over three months of RMB 403,191, including both the principle and interest to be paid). Due to the substance of this transaction was short term financing, the leased machinery and equipment were not derecognized and the financial obligation under this transaction was recorded as short-term borrowing.

In February 2015, right after Yingli China repaid total instalment of RMB 400,000 as scheduled in the agreement, Yingli China entered into another contract to sell the same group of machinery and equipment for cash consideration of RMB 300,000 and simultaneously entered into a one-month contract to lease back the assets. In March 2015, the Company failed to repay the RMB 300,000 and paid an additional penalty charge of RMB 1,750. In April 2015, Yingli China fully repaid the RMB 300,000 and again signed a similar contract to sell the same group of machinery and equipment for cash consideration of RMB 250,000 and simultaneously entered into a two-month contract to lease back the assets. Yingli China failed to repay RMB 250,000 due in June 2015. From June 2015 to November 2015, total interests and penalty charges paid by Yingli China due to failure to repay the instalment was RMB 28,000. In December 2015, Yingli China, together with the leasing company and Hainan Yingli, entered into a contract, in which Hainan Yingli would repay the totaling RMB 250,000 on behalf of Yingli China before April 2016, and Yingli China would offset its receivables due from Hainan Yingli with the same amount. Hainan Yingli paid RMB 75,000 instantly as the contract was signed. As of December 31, 2015, total balance of the borrowing was RMB 175,000. In August 2016, Hainan Yingli fully repaid the payment obligation.

For year ended December 31, 2016, the Company entered in to several agreements with its suppliers to settle the Company’s long ageing payables to these suppliers by transferring the equipment owned by the Company and its subsidiaries. The difference, between the total carry value of equipment surrendered of RMB 15,961 (US$ 2,299) and the total carry value of payables of RMB 24,998 (US$ 3,600) at the settlement dates, was RMB 9,037 (US$ 1,301), and was included in general and administrative expenses in the consolidated statements of comprehensive loss.

(6)	Land use rights

(a)	In April 2015, the Land Reserve Center of local government of Baoding City, Hebei Province signed a land re-acquisition and compensation agreement with Fine Silicon Co., Ltd. (“Fine Silicon”), one of the subsidiaries of the Company, to acquire land use right related to the idle land of Fine Silicon. After the acquisition, the local government has completed first round of its auction process and sold part of the land for an aggregate auction price of RMB 1,875.6 million in September 2015. After deducting required contributions to be made to the local government from the gross proceeds of the auction of the land in the amount of RMB 258.5 million, the total net proceeds received and expected to be received from the auction were RMB 1,617.1 million. The local government has paid Fine Silicon RMB 1,370.8 million of the net proceeds in 2015.

In 2016, the Company further received RMB 103 million from local government. For the expected remaining outstanding receivables of RMB 143,016 (US$20,599), as further discussed with local government in terms of the method of calculation of the contributions, the Company believes the expected remaining amount will not be paid. As a result, a fully provision of RMB143,016 (US$20,599) was provided by the Company for the year ended December 31, 2016.

For the year ended December 31, 2015, total disposal gain of RMB 1,167,317 mainly the difference between the total net proceeds of RMB 1,617.1 million and the carry value of the land use right of RMB 186,111 and the building of RMB 263,624 attached to the land use right, was recognized in relation to the disposal of land use right and the building attaching to the land use right (Note (2)(j)). The disposal gain was included in “Disposal gain from long-lived assets and land use right in relation to a subsidiary” in the Consolidated Statements of Comprehensive Loss. No such disposal gain was recognized for the year ended December 31, 2016.

(b)	On December 15, 2015, pursuant to the share transfer agreement entered into between Hainan Yingli, one of the subsidiaries of the Company and other two third parties, Hainan Yingli transferred its 100% equity in Hainan Lvjian Investment Company (“Hainan Lvjian”) to these two third parties with consideration of RMB 735.0 million, Hainan Lvjian was one of the subsidiaries of Hainan Yingli. The consideration was determined based on the fair value of Hainan Lvjian and the major asset owned by Hainan Lvjian was a land use right as discussed in note (12). For the year ended December 31, 2015, total disposal gain of RMB 7,000 was recognized. The disposal gain was included in “Other income” in the Consolidated Statements of Comprehensive Loss.

Among the total consideration of RMB 735,000, RMB 265,000 was received in 2015 and the remaining consideration of RMB 470,000 was received in 2016.

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

Foreign Currency

The Company’s principal operating subsidiaries, Hainan Yingli New Energy Resources Co., Ltd. (“Hainan Yingli”) and Yingli Energy (China) Co., Ltd. (“Yingli China”) are located in the PRC with the Renminbi being their functional currency, respectively. However, the majority of these two entity’s sales are in currencies other than Renminbi, primarily the EURO and US$. Any depreciation of the EURO or US$ against the Renminbi will generally result in foreign exchange losses and adversely affect the Company’s results of operations. With an aim to reduce its risk exposure, the Company, on a selected basis, enters into forward contracts with financial institutions to forward sell EURO or US$ when it entered into certain sales contracts denominated in EURO or US$ through its PRC operating subsidiaries. Some of these foreign currency forward contracts are qualified as foreign currency cash flow hedges at inception, and thus the change in the fair value of these hedge contracts were initially recognized in accumulated other comprehensive income and reclassified into the consolidated statements of comprehensive loss in the period that the sale of the related hedged item is recognized or when hedge accounting is discontinued if the foreign currency forward contracts are no longer effective in offsetting cash flows attributable to the hedged risk. During the year ended December 31, 2014, the Company entered into foreign currency forward contracts with a notional amount of EURO 31,760, US$ 27,000 and JPY 2,499,200 against its EURO ,US$ and JPY denominated sales, respectively. During the year ended December 31, 2015, the Company entered into foreign currency forward contracts with a notional amount of EURO 80,000, US$ 30,000 and JPY 7,100,000 against its EURO ,US$ and JPY denominated sales, respectively. As of December 31, 2015 and 2016, the Company didn't have outstanding foreign currency forward contracts.

Interest

The Company’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its business operation and expansion, the Company’s PRC operating subsidiaries will obtain short-term and long-term bank borrowings. Some of the bank borrowings carry variable interest rates. Interest expenses on these banking borrowings may increase as a result of change in market interest rates. With an aim to reduce its interest rate exposure, the Company entered into one long-term interest rate swap contract, with notional amount of US$70,000, in 2009. As of December 31, 2015 and 2016, the Company didn’t have outstanding interest rate swap contracts.

Cash Flow Hedge Loss or Gain Recognition

The following summarizes the loss (gain), recognized in the consolidated statement of comprehensive loss, related to derivatives designated and qualifying as cash flow hedges for the years ended December 31, 2014, 2015 and 2016:

Derivatives in Cash Flow	Amount of Gain Recognized in Other Comprehensive Income		Location of Gain Reclassified from Other Comprehensive Income into	Amount of Gain Reclassified from Other Comprehensive Income into Loss
Hedging Relationships	RMB	US$	Loss	RMB	US$
2014
Foreign currency contracts	(24,117)		Foreign currency exchange losses	(24,390)
2015
Foreign currency contracts	—		Foreign currency exchange losses	(749)
2016
Foreign currency contracts	—	—	Foreign currency exchange losses	—	—

Other Derivatives Gains (Losses) Recognition

The following summarizes the losses and the location in the consolidated statements of comprehensive loss of derivatives not designated as hedging instruments for the years ended December 31, 2014, 2015 and 2016:

	Location of Loss	Amount of Loss Recognized in Income on Derivative
	Recognized in Income	2014	2015	2016
	on Derivative	RMB	RMB	RMB	US$
Derivatives Not Designated as Hedging Instruments
Interest rate swap	Interest expense	(81)	—	—	—
Total		(81)	—	—	—

(8)	Fair Value Measurements

(a)	Fair Value Hierarchy

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2014, no such assets and liabilities as of December 31, 2015 and 2016:

Fair value measurements at December 31, 2014
Quoted prices
		in active	Significant
		markets for	other	Significant
		identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2014	(Level 1)	(Level 2)	(Level 3)
Assets:
Foreign currency forward contract	4,195	—	4,195	—
Total	4,195	—	4,195	—

The following table presents the Company’s activity for liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in ASC Topic 820 for the year ended December 31, 2014. No such activities were made by the Company for the years ended December 31, 2015 and 2016.

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

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a non-recurring basis as of December 31, 2015:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of 31 December 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total losses
Assets:
Long-lived assets	6,825,694			6,825,694	(3,804,116)

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a non-recurring basis as of December 31, 2016

	Fair Value Measurements at Reporting Date Using
Description	Balance as of 31 December 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total losses
Assets:
Long-lived assets	4,745,230			4,745,230	(5,068,028)

The long-lived assets represent property, plant and equipment for production of multi-crystalline wafers and certain machines (note (6))

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB Codification Subtopic 360—10, as of December 31, 2016, long-lived assets held and used with a carrying amount of RMB 6,022,603 (US$ 867,435) were written down to their fair value of RMB 4,745,230(US$ 683,455), resulting in an impairment charge of RMB 1,277,373(US$ 183,980), which was calculated based on Level 3 Inputs and included in “Impairment of long-lived assets” in the Consolidated Statements of Comprehensive Loss.

The Company determined that buildings, machinery and equipment, land use rights and shared assets in all solar production lines (including production lines of ingot, wafer, cell and module, hereafter “Solar Production Lines”) were one asset group and subject to be tested for impairment.

The significant unobservable inputs used in the valuation of the fair value of the asset group subject to impairment are as following:

•	Weighted average cost of capital, or WACC—The WACCs were determined based on a consideration of such factors as risk-free rate, comparative industry risk, equity risk premium, company size and company-specific factors. The Company used WACC of 15% in the discounted cash flow.

•	Comparable companies—In deriving the discounted cash flow and WACCs, which are used as the discount rates under the discounted cash flow, three to four publicly traded solar companies were selected for reference as market participants.

(b)	Fair Value of Financial Instruments

Management used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet dates:

•	Short-term financial instruments (cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, accounts payable, short-term borrowing, and amounts due to related parties) - cost approximates fair value because of the short maturity period.

•	The fair value of past due mid-term notes disclosed above approximates to its carrying amount. As a common practice in China, government normally would take collective efforts to protect state-owned banks' benefits from having non-performing assets. The chance that the Company can avoid from paying the debt in full is very remote, and therefore the Company determined that cost of medium term note should be equal to its fair value where no further discount can be applied.

•	Long-term debt and long-term payable (included in other liabilities) - fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Company’s current borrowing rate for similar debt instruments with comparable terms. As of December 31, 2015 and 2016, the carrying values of the Company’s long term debt and long-term payable approximate their fair values as all the long-term borrowings carries variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

(9)	Investments in affiliated companies

The following table includes the Group’s carrying amounts and percentages of ownership of the investments in affiliated companies under the equity and cost methods as of December 31, 2016 and the carrying amounts as of December 31, 2015:

	December	December 31, 2016
	31, 2015 RMB	RMB	Percentage Ownership
Investment in affiliated companies under the equity method:
Hainan Tianneng Power Co., Ltd. (note b)	60,391	—	—
Shanghai Sailing Xili Equity Investment Fund LLP (note f)	143,749	126,498	50.80%
Tongmei Yingli New Energy Industry Co., Ltd. (note g)	30,347	30,347	30%
Shandong Hi-speed Yingli New Energy Co., Ltd. (note i)	16,985	15,528	35%
Solariant Portfolio Two Godo Kaisha (note h)	27,401	—	—
Others	13,597	13,597

Investment in affiliated companies under the cost method:
Beijing Jingyi Green Energy Power System Engineering Co., Ltd. (note c)	11,875	11,875	10%
Guokai Siyuan (Beijing)Investment Fund Co., Ltd. (note e)	150,000	150,000	2.97%
Others	5,376	7,347
Total	459,721	355,192

The movements of the investments in affiliated companies are as follows:

	Balances at January 1, 2014	Investments	Share of Profits / (Losses)	Disposal	Others	Balances at December 31, 2014
	RMB	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies under the equity method:
Hainan Tianneng Power Co., Ltd. (note b)	52,460	—	2,335	—	(3,071)	51,724
Yingli Shuntong (Beijing) International Freight Agency Co., Ltd. (note d)	1,941	—	—	(1,941)	—	—
Shanghai Sailing Xili Equity Investment Fund LLP (note f)	—	153,000	(90)	—	—	152,910
Tongmei Yingli New Energy Industry Co., Ltd.(note g)	—	30,000	—	—	—	30,000
Solariant Portfolio Two Godo Kaisha (note h)	—	7,782	—	—	—	7,782
Others	—	12,000	—	—	—	12,000

Investment in affiliated companies under the cost method:
Beijing Jingyi Green Energy Power System Engineering Co., Ltd. (note c)	11,875	—	—	—	—	11,875
Guokai Siyuan (Beijing)Investment Fund Co., Ltd. (note e)	150,000	—	—	—	—	150,000
Others	—	7,010	—	—	—	7,010
Total	216,276	209,792	2,245	(1,941)	(3,071)	423,301

	Balances at January 1, 2015	Investments	Share of Profits / (Losses)	Disposal	Others	Balances at December 31, 2015
	RMB	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies under the equity method:
Hainan Tianneng Power Co., Ltd. (note b)	51,724	—	8,413	—	254	60,391
Shanghai Sailing Xili Equity Investment Fund LLP (note f)	152,910	—	(9,161)	—	—	143,749
Tongmei Yingli New Energy Industry Co., Ltd. (note g)	30,000	—	347	—	—	30,347
Shandong Hi-speed Yingli New Energy Co., Ltd (note i).	—	17,500	(428)	—	(87)	16,985
Solariant Portfolio Two Godo Kaisha (note h)	7,782	20,580	—	—	(961)	27,401
Others	12,000	1,597	—	—	—	13,597

Investment in affiliated companies under the cost method:
Beijing Jingyi Green Energy Power System Engineering Co., Ltd. (note c)	11,875	—	—	—	—	11,875
Guokai Siyuan (Beijing)Investment Fund Co., Ltd. (note e)	150,000	—	—	—	—	150,000
Others	7,010	2,921	—	(4,555)	—	5,376
Total	423,301	42,598	(829)	(4,555)	(794)	459,721

	Balances at January 1, 2016	Investments	Share of Profits / (Losses)	Disposal	Impairment	Other	Balances at December 31, 2016
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies under the equity method:
Hainan Tianneng Power Co., Ltd. (note b)	60,391	—	1,154	(61,545)	—	—	—
Shanghai Sailing Xili Equity Investment Fund LLP (note f)	143,749	—	—	—	(17,251)	—	126,498
Tongmei Yingli New Energy Industry Co., Ltd. (note g)	30,347	—	—	—	—	—	30,347
Shandong Hi-speed Yingli New Energy Co., Ltd (note i).	16,985	—	(1,457)	—	—	—	15,528
Solariant Portfolio Two Godo Kaisha (note h)	27,401	—	—	(26,367)	—	(1,034)	—
Others	13,597	—	—	—	—	—	13,597

Investment in affiliated companies under the cost method:
Beijing Jingyi Green Energy Power System Engineering Co., Ltd. (note c)	11,875	—	—	—	—	—	11,875
Guokai Siyuan (Beijing)Investment Fund Co., Ltd. (note e)	150,000	—	—	—	—	—	150,000
Others	5,376	1,971	—	—	—	—	7,347
Total	459,721	1,971	(303)	(87,912)	(17,251)	(1,034)	355,192

(a)	The Company’s 50% equity investment in Tibet Tianwei Yingli New Energy Resources Co., Ltd. (“Tibetan Yingli”) is accounted for under equity method. Given the continuing losses sustained by Tibetan Yingli, the Company recorded a full impairment provision of RMB 8,720 for this equity investment during the year ended December 31, 2011. In 2014, 2015 and 2016, Tibetan Yingli continued to incur losses and the carrying value of the Company’s investment in Tibetan Yingli remained as nil and no further loss was recognized as of December 31, 2014, 2015 and 2016.

(b)	In September 2009, Yingli China and two other entities, unrelated to the Company, established Hainan Tianneng Power Co., Ltd. (“Hainan Tianneng”). Yingli China contributed RMB 6,000 to acquire a 20% equity interest. In 2011, Yingli China further injected cash of RMB 20,362 while the other investors made proportional cash injection to remain the same ownership interest for each investor. In 2012, the other investors made further capital injection to Hainan Tianneng, which resulted in a decrease of equity interest held by Yingli China to 11.45% as of December 31, 2012. In June and July 2013, Hainan Yingli made capital injections in the amount of RMB 40 million and RMB 12 million respectively, to acquire 18.31% equity interest of Hainan Tianneng in total. Together with the equity interest held by Yingli China (9.35%), the Company (including both Yingli China and Hainan Yingli) holds 27.66% equity interest in Hainan Tianneng as of December 31, 2013 and 2014. In May 2015, one of the other investors made further capital injection to Hainan Tianneng, which resulted in a decrease of equity interest held by the Company to 26.53% as of December 31, 2015. The investment is accounted for under equity method. In December 2016, as discussed in note 15(b), Yingli China and Hainan Yingli transferred all of the equity interest in Hainan Tianneng to the other investor. The total consideration was RMB 95,840 (US$ 13,804) and a gain of RMB 34,295 (US$ 4,940) was recognized in “Other Income” in the Consolidated statement of Comprehensive Loss for year ended December 31, 2016.

(c)	In February 2010, Yingli China and two other entities, unrelated to the Company, established Beijing Jingyi Green Energy Power System Engineering Co., Ltd. Yingli China contributed RMB 10,000 to acquire a 10% equity interest. In July 2011, Yingli China injected cash of RMB 1,875 while the other investors made proportional cash injection to remain the same ownership interest for each investor. The investment is accounted for under cost method.

(d)	In September 2011, Yingli Beijing and a subsidiary of Yingli Group, established Yingli Shuntong (Beijing) International Freight Agency Co., Ltd (“Shuntong Wuliu”). Yingli Beijing contributed RMB 1,470 to acquire 49% equity interest. As of December 31, 2013, the investment is accounted for under equity method. In December 2014, Yingli Beijing disposed all its equity interest in Shuntong Wuliu to Tianjin Yingli Bubalus Logistics Co., Ltd., a related party of the Company. The total consideration was RMB 1,941 and no gain or loss arose from this transaction.

(e)	In November 2012, Yingli China and Hainan Yingli, along with 35 other entities unrelated to the Company, participated in the establishment of Guokai Siyuan (Beijing) Investment Fund Co., Ltd.. The Investment Company’s period of operation is 10 years and its principal activities are to make equity investments to key industries encouraged by the State. The Company contributed RMB 150,000 to acquire a 2.97% equity interest. The investment is accounted for under cost method. The Investment Company’s administrator is SDIC Investment and Development Fund Management Beijing Co., Ltd. Subject to the administrator’s approval and other shareholders’ preemptive rights, the Company can transfer its investment to third parties.

(f)

In August 2014, Yingli China and Shanghai Sailing Capital Management Co., Ltd. (“Shanghai Sailing”), unrelated to the Company, set up a fund called Shanghai Sailing Xili Equity Investment Fund LLP (“Sailing Fund”). The capital size of Sailing Fund is of RMB 1,004,000 and its principal activities are to make equity investments to new energy industries. According to the agreement, Sailing Fund is jointly controlled by Shanghai Sailing and Yingli China with shares of interest of 49.2% and 50.8%, respectively. As of December 31, 2015, total capital injected by Yingli China is RMB 153,000 (US$ 23,619) while Shanghai Sailing also made cash injection proportionally based on the agreed percentage of shares of interest between the parties in Sailing Fund. Therefore, the investment is accounted for under equity method. In March 2016, all partners of Sailing Fund decided to liquidate Sailing Fund. Due to the liquidation has not completed, as of December 31, 2016, the investment was still recorded as long term investment, and the Company recorded an impairment provision of RMB 17,251(US$ 2,485) for this equity investment for the difference between the carry value of the long term investment and the fair value of the liquidation amount expected to be received.

(g)	In August 2014, Yingli China together with two other entities unrelated to the Company, established Tongmei Yingli New Energy Industry Co., Ltd. Yingli China contributed RMB 30,000 to acquire a 30% equity interest. The investment is accounted for under equity method.

(h)	In July 2013, Yingli Japan, together with two other entities unrelated to the Company, established Solariant Portfolio Two Godo Kaisha (the project“SPC”) to acquire 49.48% equity interest. Yingli Japan made capital contribution of JPY 151,500 (RMB 7,782 equivalent) in 2014. Pursuant to an agreement entered into by all parties in early 2015, SPC transferred SPC’s payables of JPY 395,000 (RMB 20,580 equivalent, US$ 3,177) to Yingli Japan, which was treated as a capital injection, meanwhile, the other two investors also made capital injection to SPC. After the transaction was made, total investment by Yingli Japan was amounted to JPY 546,500 and equity interest owned by Yingli Japan decreased to 37.5%. In July 2015, Yingli Japan together with other two investors of SPC, entered into several agreement to transfer 100% of equity interest of SPC to another entity unrelated to the Company. As of December 31, 2015, due to that the share transfer has not completed, partial consideration of JPY 815,700 (RMB 42,499 equivalent) received was recorded in “Other current liabilities and accrued expenses” in Consolidated Balance Sheets. In 2016, the transaction had been completed and according to the final equity transferring contract, the consideration would be paid through five installment(with the fifth being contingent, as discussed below) and as of December 31, 2016, Yingli Japan had received the first four installment of total JPY 1,565,500 (RMB 89,197 equivalent), and a disposal gain of JPY 1,052,422 (RMB 62,830 equivalent), which was the difference between the carry value of the long term investment at the disposal date and the JPY 1,565,500 ( RMB 89,197 equivalent), was recognized in “Other Income” in the Consolidated Statements of Comprehensive Loss. The gain was mainly resulted from the unrecognized assets related to the entitlement granted to Solariant for the construction of the project assets. Since the fifth installment of JPY261,800 is contingent and won’t be paid to Yingli Japan until the project asset owned by the SPC is connected to the grid, no receivables and gain of the fifth installment was recognized in 2016.

(i)	In June 2015, Yingli Beijing and two other entities, unrelated to the Company, established Shandong Hi-speed Yingli New Energy Co., Ltd. (“Shandong Hi-speed Yingli”). Yingli Beijing has contributed RMB 17,500 to acquire a 35% common stock equity interest. The investment is accounted for under equity method.

(10)	Borrowings

(a)	Current

Short-term borrowings and current instalments of long-term debt consist of the following:

	Year ended December 31,
	2015	2016
	RMB	RMB	US$

Guaranteed by bank deposits	—	30,000	4,321
Guaranteed by related parties	3,871,241	4,338,276	624,842
Guaranteed by property, plant and equipment	1,805,607	1,335,374	192,334
Guaranteed by accounts receivable	128,917	—	—
Guaranteed by third parties	—	34,000	4,897
Unsecured loans	711,793	404,666	58,284
Subtotal of short-term borrowings*	6,517,558	6,142,316	884,678
Current portion of long-term debts (note 10(b))*	849,625	810,889	116,791
Current portion of medium-term notes (note (11))	1,757,000	2,057,000	296,270
Total short-term borrowings and current portion of long-term debt	9,124,183	9,010,205	1,297,739

*Short-term borrowings and current portion of long-term debts consist of the following:

	Year ended December 31,
	2015	2016
	RMB	RMB	US$
Short-term borrowings:
No breach of loan covenants or no triggering cross default	3,311,873	1,852,798	266,859
In breach of loan covenants or triggering cross default with no waivers from banks	3,205,685	4,289,518	617,819
	6,517,558	6,142,316	884,678

Current portion of long-term debts
No breach of loan covenants or no triggering cross default	226,330	37,012	5,331
In breach of loan covenants and no waiver received from banks	584,448	657,835	94,748
In breach of loan covenants with waivers received from banks	38,847	116,042	16,712
	849,625	810,889	116,791

As of December 31, 2016, the Company and its subsidiaries had 66 outstanding short-term borrowings and current portion of long-term debts classified as current liabilities with financial covenants and were in breach of the financial covenants under 15 of these loans with an aggregate principal amount of RMB3,540,745(US$509,973). All of these loans were borrowed by Yingli China and Tianjin Yingli from China Development Bank and the financial covenants breached were regarding the current ratio, quick ratio, debt-to-asset ratio and debt coverage ratio of Yingli China, and the debt-to-asset ratio of Tianjin Yingli. Given the original terms of these loans would have matured in the near term and considering the Company’s continued need for short-term financing, the Company had focused on negotiating with China Development Bank for the extension of these loans and did not request any separate waiver for breach of financial covenants. As of December 31, 2016, notwithstanding the failure of Yingli China and Tianjin Yingli to satisfy the relevant financial covenants in the original agreements, China Development Bank, which was fully aware of the financial condition of Yingli China and Tianjin Yingli, agreed to extend the terms of certain of these loans by an additional one year upon their maturity with the existing financial covenants. Among the 15 loans mentioned above, the terms of 13 loans had been extended by written agreements between China Development Bank and Yingli China or Tianjin Yingli by year ended December 31, 2016, the term of one loan was extended subsequently. All the loans mentioned above were classified as current liabilities as of December 31, 2016 because they were in breach of loan covenants both before and after extension.

As of December 31, 2016, the breach of financial covenants mentioned above did not trigger any other cross-default provision under any loan of the Company and its subsidiaries. The Company and its subsidiaries did not have any cross-default triggered under any of their loans classified as non-current liabilities due to any other reason either.

As of December 31, 2016, because Yingli China failed to repay 10 short term loans with total RMB73,156 (US$ 10,537) when such repayments became due in October and November 2016, such payment default triggered cross-defaults under Yingli China’s 17 other loans classified as current liabilities with aggregate principal amount of RMB2,377,478 (US$ 342,428). In addition, Hainan Yingli failed to repay a loan with principal amount of RMB99,089 (US$ 14,272) upon its maturity in November 2015, and such payment default triggered cross-defaults under Hainan Yingli’s four other loans classified as current liabilities with aggregate principal amount of RMB184,720 (US$ 26,605). All the loans mentioned above were classified as current liabilities as of December 31, 2016 because they either had payment defaults or cross-defaults. In subsequent period, Yingli China has repaid the short term loan with RMB 73,156. Meanwhile, Hainan Yingli is still in negotiation with the bank to extend the term.

Short-term borrowings outstanding (including the current portion of long-term debt) as of December 31, 2015 and 2016 bore a weighted average interest rate of 5.72% and 5.08% per annum, respectively. All short-term borrowings mature and expire at various times within one year.

(b)	Non-current

	Year ended December 31,
	2015	2016
	RMB	RMB	US$
Long-term debt and medium-term notes:
Secured loans from China Development Bank	2,888,287	3,000,548	432,169
Guaranteed by related parties	45,000	33,000	4,753
Secured by multiple assets	322,236	300,962	43,347
Medium-term notes (note (11))	2,057,000	2,057,000	296,270
Borrowings from other third parties:
Guaranteed by property, plant and equipment	—	—	—
	5,312,523	5,391,510	776,539
Less: current portion	(2,606,625)	(2,867,889)	(413,062)
Total long-term debt and medium-term notes	2,705,898	2,523,621	363,477

As of December 31, 2015 and 2016, long-term debts that were in breach and no breach of loan covenants as following:

	Year ended December 31,
	2015	2016
	RMB	RMB	US$
Long-term debt::
In breach of loan covenants with waivers from banks	898,257	865,625	124,676
No breach of loan covenants	1,507,641	1,657,996	238,801
Total long-term debt	2,405,898	2,523,621	363,477

Long-term loans that breached certain loan covenants as of December 31, 2016

In October 2011, Tianjin Yingli New Energy Resources Co., Ltd. (“Tianjin Yingli”) borrowed an eight-year RMB 350,000 loan from China Development Bank at an interest rate of the five-year Renminbi benchmark loan rate per annum (the “Tianjin Yingli RMB Loan”). The loan is guaranteed by property, plant and equipment. The Company withdrew RMB 350,000 (US$ 50,410) by the end of December 31, 2016. Based on the amendment entered into in April 2016, the amended repayment schedule is RMB 600 due in February 2017, RMB 10,000 due in August 2017, RMB 25,000 due in February 2018, RMB 25,000 due in August 2018, RMB 25,000 due in February 2019, RMB 25,000 due in August 2019, RMB 25,000 due in February 2020, RMB 25,000 due in August 2020, RMB 25,000 due in February 2021, RMB 25,000 due in August 2021, RMB 25,000 due in February 2022, RMB 19,000 due in October 2022. As of December 31, 2016, the current and non-current portion of this long-term borrowing was RMB 10,600 (US$ 1,527) and RMB 244,000 (US$ 35,143), respectively.

The loan agreement for Tianjin Yingli RMB Loan required Tianjin Yingli to maintain a debt-to-asset ratio (calculated as total liabilities divided by total assets) of no more than 80%. As of December 31, 2016, Tianjin Yingli was in breach of the financial covenant to maintain a debt-to-asset ratio of less than 80%. China Development Bank granted a written waiver to Tianjin Yingli which waived the requirement regarding Tianjin Yingli’s debt-to-asset ratio under the loan agreement until June 2018. The waiver did not impose any new financial covenant or require any prepayment.

In October 2011, Tianjin Yingli borrowed an eight-year US$100,000 loan from China Development Bank at an interest rate of 6-month LIBOR plus 5.2% per annum. The loan is guaranteed by property, plant and equipment (the “Tianjin Yingli USD Loan”). The Company withdrew US$100,000 (RMB694, 300) by the end of December 31, 2016. Based on the first amendment entered into in November 2015, the loan repayment schedule of the loan with a remaining balance of US$ 70,000 was modified. The original repayment schedule was US$9,000 due in August 2015, US$9,000 due in February 2016, US$9,000 due in August 2016, US$9,000 due in February 2017, US$9,000 due in August 2017, US$10,000 due in February 2018, US$5,000 due in August 2018, US$5,000 due in February 2019 and US$5,000 due in August 2019. The amended repayment schedule was US$200 due in April 2016, US$200 due in October 2016, US$10,000 due in April 2017, US$10,820 due in October 2017, US$14,300 due in April 2018, US$11,500 due in October 2018, US$11,500 due in April 2019 and US$11,480 due in October 2019. No other key terms were changed in the amendment. Based on the second amendment entered into in April 2016, the amended repayment schedule is US$200 due in April 2017, US$3,000 due in October 2017, US$7,000 due in April 2018, US$8,000 due in October 2018, US$8,000 due in April 2019, US$7,000 due in October 2019, US$7,000 due in April 2020, US$7,000 due in October 2020, US$6,000 due in April 2021, US$6,000 due in October 2021, US$6,000 due in April 2022 and US$4,760 due in October 2022. In addition, the interest rate was modified from 6-month LIBOR plus 5.2% per annum to 6-month LIBOR plus 4.5% per annum. As of December 31, 2016, the current and non-current portion of this long-term borrowing was US$ 3,200 (RMB 22,218) and US$66,760 (RMB 463,515), respectively.

The loan agreement for the Tianjin Yingli USD Loan required Tianjin Yingli to maintain a current ratio (calculated as total current assets divided by total current liabilities) of no less than 60%, quick ratio (calculated as total current assets minus inventory and then divided by total current liabilities) of no less than 50%, debt-to-asset ratio (calculated as total liabilities divided by total assets) of no more than 80%, debt coverage ratio (calculated as cash available for debt servicing during the period divided by interest and principal payments during the period) of no less than 150%, and interest coverage ratio (calculated as cash available for interest payment during the period divided by interest and other fees payable during the period) of no less than 150%. As of December 31, 2016, Tianjin Yingli was in breach of the financial covenant to maintain a debt-to-asset ratio of less than 80%. China Development Bank granted a written waiver to Tianjin Yingli which waived the requirement regarding Tianjin Yingli’s debt-to-asset ratio until the end of the contract term. The waiver did not impose any new financial covenant or require any prepayment.

In October 2011, Hengshui Yingli New Energy Resources Co., Ltd. (“Hengshui Yingli”) entered into an eight-year US$50,000 loan agreement with China Development Bank at an interest of 6-month LIBOR plus 5.8% per annum and subject to adjustment annually (the “Hengshui Yingli USD Loan”). The loan is guaranteed by property, plant and equipment. By the end of December 31, 2016, the Company withdrew US$50,000 (RMB 347,150). Out of US$ 3,000 due in December 2015, US$ 50 was repaid. Based on the first amendment entered into in December 2015, the loan repayment schedule of the loan with a remaining balance of US$ 34,950 was modified. The original repayment schedule was US$2,950 due in December 2015, US$4,000 due in June 2016, US$4,000 due in December 2016, US$4,000 due in June 2017, US$4,000 due in December 2017, US$4,000 due in June 2018, US$4,000 due in December 2018, US$4,000 due in June 2019, US$4,000 due in October 2019. The amended repayment schedule was US$50 due in June 2016, US$50 due in December 2016, US$6,000 due in June 2017, US$6,000 due in December 2017, US$5,620 due in June 2018, US$5,620 due in December 2018, US$5,800 due in June 2019, US$5,810 due in October 2019. No other key terms were changed in the amendment. Based on the second amendment entered into in March 2016, the interest rate was modified from 6-month LIBOR plus 5.8% per annum to 6-month LIBOR plus 4.5% per annum. As of December 31, 2016, the current and non-current portion of this long-term borrowing was US$ 12,000 (RMB 83,316) and US$ 22,850 (RMB 158,648), respectively.

The loan agreement for the Hengshui Yingli USD Loan required Hengshui Yingli to maintain a debt-to-asset ratio (calculated as total liabilities divided by total assets) of no more than 75% and debt coverage ratio (calculated as cash available for debt servicing during the period divided by interest and principal payments during the period) of no less than 130%. As of December 31, 2016, Hengshui Yingli was in breach of the financial covenant to maintain a debt-to-asset ratio of no more than 75%. China Development Bank granted a written waiver to Hengshui Yingli which waived the requirement regarding Hengshui Yingli’s debt-to-asset ratio under the loan agreement until the end of the contract term. The waiver did not impose any new financial covenant or require any prepayment.

Long-term loans that did not breach loan covenants as of December 31, 2016

In December 2008, Yingli China entered into an eight-year US$ 70,000 loan agreement at an interest rate of 6-month LIBOR plus 6% per annum with China Development Bank. The loan is guaranteed by Tianwei Yingli and Mr. Liansheng Miao, the Company’s chairman and CEO, and secured by Yingli China’s property, plant and equipment. The loan is repayable in annual instalment of US$ 8,000 for the first two years and US$ 9,000 for the remaining six years, respectively, commencing in December 2009. In December 2015, out of US$ 18,000 that was due, the Company repaid US$ 50, and the remaining portion of US$ 17,950 was extended to December 2016 based on the first amendment of loan agreement entered into in December 2015. Based on the second amendment of the loan agreement entered into in June 2016, the amended repayment schedule was US$50 due in December 2017, US$8,920 due in December 2018 and US$8,930 due in December 2019. In addition, the interest rate was modified from 6-month LIBOR plus 6% per annum to 6-month LIBOR plus 3.5% per annum. As of December 31, 2016, the current and non-current portion of this long-term borrowing was US$50(RMB 347) and US$ 17,850(RMB 123,933), respectively.

In May 2010, Hainan Yingli entered into a five-year RMB 180,000 loan agreement at an interest rate of the three-five year Renminbi benchmark loan rate per annum with Industrial and Commercial Bank of China Limited. The loan is guaranteed by the Company and repayable in semi-annual instalment of RMB 20,000 starting from August 2011. Based on the first amendment of the loan agreement entered into in December 2015, loan of RMB 14,000 that was due in September 2015 was extended to September 2016. In addition, the interest rate was modified from the three-five year Renminbi benchmark loan rate per annum to five-year Renminbi benchmark loan rate plus an additional surcharge of 10% per annum. Based on the second amendment of the loan agreement entered into in September 2016, the amended repayment schedule was RMB 2,000 due in March 2017, RMB 2,000 due in June 2017 and RMB 10,000 due in September 2017. In addition, the interest rate was modified from five-year Renminbi benchmark loan rate plus an additional surcharge of 10% per annum to the five-year Renminbi benchmark loan rate. As of December 31, 2016, the current and non-current portion of this long-term borrowing was RMB 14,000(US$ 2,016) and nil, respectively.

In May 2011, Yingli China entered into a 42-month RMB 1,160,000 loan agreement with Bank of China and China Citic Bank at an interest rate of the three-five year Renminbi benchmark loan rate plus an additional surcharge of 5% of the interest rate per annum. By the end of December 31, 2016, the Company withdrew RMB 481,000 (US$ 69,278).The loan is guaranteed by Yingli Green Energy and Yingli Group. As of December 31, 2016, the current and non-current portion of this long-term borrowing was RMB 164,300 (US$ 23,664) and nil, respectively. Out of the loan of RMB 164,300, loan with RMB 20,000 due in November 2015 was extended to May 2016 based on the first amendment of the loan agreement entered into in November 2015. Based on the second amendment of the loan agreement entered into in June 2016, total loan of RMB 164,300 and interest due in May 2016 was extended to May 2017.

In November 2011, Hainan Yingli entered into an eight-year RMB 900,000 loan agreement with China Development Bank at an interest rate of the five-year Renminbi benchmark loan rate per annum. The loan is guaranteed by property, plant and equipment.  In May 2013, Hainan Yingli entered into an amendment to increase this loan credit limit by RMB 282,150.  Out of RMB 90,800 due in November 2015, RMB600 was repaid. Based on the first amendment of the loan agreement entered into in November 2015, the loan repayment schedule of the loan with a remaining balance of RMB 727,550 had been modified. The original repayment schedule was RMB 90,200 due in November 2015, RMB90,800 due in May 2016, RMB90,800 due in November 2016, RMB90,800 due in May 2017, RMB90,800 due in November 2017, RMB90,800 due in May 2018, RMB90,800 due in November 2018 and RMB92,550 due in July 2019. The amended repayment schedule was RMB600 due in May 2016, RMB60,000 due in November 2016, RMB110,000 due in May 2017, RMB110,000 due in November 2017, RMB110,000 due in May 2018, RMB110,000 due in November 2018 and RMB226,950 due in July 2019. Based on the second amendment of loan agreement entered into in March 2016, the amended repayment schedule was RMB100 due in May 2017, RMB100 due in November 2017, RMB60,000 due in May 2018, RMB60,000 due in November 2018, RMB80,000 due in May 2019, RMB80,000 due in November 2019,RMB80,000 due in May 2020, RMB80,000 due in November 2020, RMB80,000 due in May 2021, RMB80,000 due in November 2021 and RMB127,150 due in July 2020. No other key terms were changed in the amendment. As of December 31, 2016, the current and non-current portion of this long-term borrowing was RMB 200 (US$ 29) and RMB 727,150 (US$ 104,731), respectively.

In March 2012, Hainan Yingli entered into a seven-year US$135,000 loan agreement with China Development Bank at an interest of the three-month LIBOR plus 5% per annum. The Company withdrew US$135,000 (RMB 937,305) by the end of December 31, 2016 under this agreement. The loan is guaranteed by property, plant and equipment. Out of US$ 10,600 due in November 2015, US$100 was repaid. Based on the first amendment entered into in November 2015, the loan repayment schedule of the loan with a remaining balance of US$ 81,900 was modified. The original repayment schedule was US$10,500 due in November 2015, US$10,600 due in May 2016, US$10,600 due in November 2016, US$10,600 due in May 2017, US$10,600 due in November 2017, US$10,600 due in May 2018, US$10,600 due in November 2018 and US$7,800 due in July 2019. The amended repayment schedule was US$100 due in May 2016, US$5,000 due in November 2016, US$12,000 due in May 2017, US$12,000 due in November 2017, US$12,000 due in May 2018, US$12,000 due in November 2018 and US$28,800 due in July 2019. Based on the second amendment entered into in March 2016, the amended repayment schedule was US$30 due in May 2017, US$30 due in November 2017, US$3,000 due in May 2018, US$3,000 due in November 2018, US$10,000 due in May 2019, US$10,000 due in November 2019, US$10,000 due in May 2020, US$10,000 due in November 2020, US$10,000 due in May 2021, US$10,000 due in November 2021 and US$15,780 due in July 2022. In addition, the interest rate was modified from the 3-month LIBOR plus an additional surcharge of 5% of the interest rate per annum to 3-month LIBOR plus an additional surcharge of 4% of the interest rate per annum. No other key terms were changed in the amendment. As of December 31, 2016, the current and non-current portion of this long-term borrowing was US$ 60 (RMB 417) and US$ 81,780(RMB 567,799), respectively.

In May 2012, Hengshui Yingli entered into an eight-year RMB 255,000 loan agreement with China Development Bank at an interest of the five- year Renminbi benchmark loan rate plus an additional surcharge of 10% per annum and subject to adjustment annually. The loan is guaranteed by Yingli China. Out of RMB 10,000 due in December 2015, RMB300 was repaid. Based on the first amendment of the loan agreement entered into in December 2015, the loan repayment schedule of the loan with a remaining balance of RMB 218,700 was modified. The original repayment schedule was RMB 9,700 due in December 2015, RMB 15,000 due in June 2016, RMB15,000 due in December 2016, RMB20,000 due in June 2017, RMB20,000 due in December 2017, RMB25,000 due in June 2018, RMB25,000 due in December 2018, RMB30,000 due in June 2019, RMB30,000 due in December 2019 and RMB29,000 due in May 2020. The amended repayment schedule was RMB300 due in June 2016, RMB300 due in December 2016, RMB15,000 due in June 2017, RMB15,000 due in December 2017, RMB25,000 due in June 2018, RMB25,000 due in December 2018, RMB22,850 due in June 2019, RMB22,850 due in December 2019 and RMB92,400 due in June 2020. Based on the second amendment of the loan agreement entered into in March 2016, the interest rate was modified from the five- year Renminbi benchmark loan rate plus an additional surcharge of 10% of the interest rate per annum to the five-year Renminbi benchmark loan rate per annum with no surcharge. No other key terms were changed in the amendment. As of December 31, 2016, the current and non-current portion of this long-term borrowing was RMB 30,000 (US$ 4,321) and RMB 188,100 (US$ 27,092), respectively.

In April 2013, Yingli China entered into a three-year US$55,000 loan agreement with China Development Bank at an interest rate of the 6-month LIBOR plus 5.2% per annum. By the end of December 31, 2016, the Company withdrew US$55,000 (RMB 381,865) under this agreement. Based on the amendment of the loan agreement entered into in March 2016, the term of the loan with a balance of US$ 55,000 (RMB 381,865) that was due in April 2016 was extended to April 2017. In addition, the interest rate was modified from the 6-month LIBOR plus an additional surcharge of 5.2% of the interest rate per annum to the 6-month LIBOR plus an additional surcharge of 2.5% of the interest rate per annum. As of December 31, 2016, the current and non-current portion of this long-term borrowing was US$ 55,000 (RMB 381,865) and nil, respectively.

All amendments mentioned above are not considered to be trouble debt restructuring because they don’t meet the condition of lenders offering concession to the Company.

In November 2013, Hutubi Yingli Sunshine New Resources Co. Ltd. (“Yingli Hutubi”) entered into a five-year RMB 22,500 loan agreement with Xinjiang Tianshan Rural Commercial Bank at a fixed interest rate of 6.4%. This loan is guaranteed by equivalent bank deposits. By the end of December 31, 2016, the Company withdrew RMB 22,500 (US$ 3,241) under this agreement. As of December 31, 2016, the current and non-current portion of this long-term borrowing was RMB 200 (US$ 29) and RMB 21,700 (US$ 3,125), respectively.

In November 2013, Yingli Hutubi entered into a six-year RMB 55,000 loan agreement with Xinjiang Tianshan Rural Commercial Bank at a fixed interest rate of 7.9%. This loan is guaranteed by Yingli Group and secured by solar panels having a market value of RMB 68,800 (US$ 9,909). By the end of December 31, 2016, the Company withdrew RMB 55,000 (US$ 7,922) under this agreement. As of December 31, 2016, the current and non-current portion of this long-term borrowing was RMB 4,000 (US$ 576) and RMB 15,000 (US$ 2,160), respectively.

In February 2015, Yingli China entered into a two-year RMB 100,000 loan agreement with Rural Credit Cooperative of Baoding at a fixed interest rate of 7.8% per annum. The loan is guaranteed by property, plant and equipment. By the end of December 31, 2016, the company withdrew RMB 100,000 (US$14,403) under this agreement. As of December 31, 2016, the current and non-current portion of this long-term borrowing was RMB 98,000 (US$ 14,115) and nil, respectively.

 Long-term Loan repaid or settled for the years ended December 31, 2014, 2015 and 2016

In July 2010, Yingli China entered into a five-year RMB 500,000 loan agreement with Bank of Communications Co., Ltd at an interest rate of the five-year Renminbi benchmark loan rates per annum. The loan is guaranteed by Yingli Group and Yingli Green Energy and secured by Yingli China’s property, plant and equipment. The loan was repayable in annual instalment of RMB 70,000, RMB 140,000, RMB 170,000, and RMB 120,000 in 2011, 2012, 2013 and 2014, respectively. The loan was fully repaid in 2014.

In March 2011, Yingli China entered into a 45-month RMB 1,000,000 loan agreement with Bank of Communications Co., Ltd. at an interest rate of the three- to five- year Renminbi benchmark loan rate plus an additional surcharge of 10% per annum. The loan was secured by property, plant and equipment. The loan was fully repaid in 2014.

In December 2013, Yingli China entered into a 14-month RMB 200,000 loan agreement with Zhongyuan Trust Ltd. Company at an interest rate of 9.725%. This loan was guaranteed by related party’s property, plant and equipment. The bank loan was fully repaid in 2014.

In June 2010, Hainan Yingli entered into a five-year RMB 220,000 loan agreement with Bank of Communication Co., Ltd at a floating interest rate of the five-year Renminbi benchmark loan rate as published by the People’s Bank of China plus an additional surcharge of 2.5% per annum. The loan was guaranteed by Yingli Green Energy and repayable in annual instalments of RMB 55,000 starting from June 2011. The loan was fully repaid in 2015.

In February 2011, Hainan Yingli entered into a five-year RMB 400,000 loan agreement with China Merchants Bank at an interest rate of the five-year Renminbi benchmark loan rate per annum. As of December 31 2014, the Company withdrew RMB 368,000 under this agreement. The loan was secured by Hainan Yingli’s property, plant and equipment. The loan was fully repaid in 2015.

In August 2011, Fine Silicon Co., Ltd. (“Fine Silicon”) entered into a five-year RMB 500,000 loan agreement with CDB Leasing Co., Ltd. at an interest rate of 6.9% per annum plus an additional surcharge of 5% of the interest rate per annum. The loan was guaranteed by property, plant and equipment. The Company withdrew RMB 500,000 by the end of December 31, 2014, under this agreement. As of December 31, 2014, total amount of this borrowing was RMB 274,828. The loan was fully repaid in 2015.

In May 2015, Dafeng Xinghui Power Development Co., Ltd entered into a two-year RMB 20,000 loan agreement with Jiangsu Dafeng Rural Commercial Bank at an interest rate of 7.5% per annum. The loan was guaranteed by Yingli China and right of charging the electricity fee from produced by its own power plant and Yingli China. As of December 31, 2016, the loan balance was excluded in the consolidation financial statement due to the disposal of Dafeng Xinghui Power Development Co., Ltd in October 2016 as stated in note (2) (b).

Future principal payments under the above long-term borrowings as of December 31, 2016 are as follows

Year ended December 31,	RMB	US$
2017	2,867,889	413,062
2018	532,932	76,758
2019	665,189	95,807
2020	538,258	77,525
2021	431,984	62,219
Thereafter	355,258	51,168
Total	5,391,510	776,539

(11)	Medium-term notes

On October 13, 2010, Tianwei Yingli registered its plan to issue up to RMB 2,400,000 RMB-denominated unsecured five-year medium-term notes (the “Registered Issue”) with the PRC National Association of Financial Market Institutional Investors (“NAFMII”). The Registered Issue allows Tianwei Yingli to issue RMB-denominated unsecured five-year medium-term notes in two tranches on the PRC inter-bank debenture market. The First Tranche Issue with RMB 1,000,000 was completed on October 13, 2010 and matured on October 13, 2015. Tianwei Yingli had an option to call the notes at the end of the third year after issuance. Upon exercise of the call option, the re-purchase amount equals to the par value of the notes plus any unpaid interest. The First Tranche bore a fixed annual interest rate of 4.3% per annum in the first three years, and increased to 5.7% per annum in the remaining two years as Tianwei Yingli chose not to call the notes on October 13, 2013.

The Company did not exercise the call option at the end of the third year from issuance and computed the effective interest rate of 4.82% evenly for the entire contract term of 5 years.

On October 13, 2015, total amount of principal and interests of the first tranche medium-term notes due was RMB 1,000.0 million and RMB 57.0 million, respectively. Yingli repaid RMB 700.0 million, with the remaining principal of RMB 357.0 million unpaid. According to the meeting held among all holders of medium-term notes (the “MTN holders”) on November 11, 2015, the Company promised to repay the remaining balance. An additional penalty charge, which was calculated on the daily basis of 0.021% of the total amount of principal overdue, would be paid by the Company due to the Company’s failure to repay the medium-term notes on time. As of December 31, 2015, the total interests payables and penalty charge accrued was RMB 4.5 million and RMB 6.0 million, which was recorded under “Interest payable”. In 2016, the Company did not repay the remaining principal of RMB 357 million (US$ 51.4 million). As of December 31, 2016, the total penalty charge accrued was RMB 33 million (US$ 4.8 million).

On May 10, 2011, the second tranche of the medium-term notes with a principal amount of RMB 1,400,000, or the Second Tranche Issue, was issued. The Second Tranche Issue bears a fixed annual interest rate of 6.15%. Tianwei Yingli failed to repay these medium term notes when they became due on May 12, 2016. As of December 31, 2016, the total interests payables and penalty charge accrued was RMB 86,100 (US$ 12,401) and RMB 67,620 (US$ 9,739), which was recorded under "Interest payable".

In March 2012, Yingli China registered its plan to issue up to RMB 1,500,000 RMB-denominated unsecured three-year and five-year medium-term notes (the “Yingli China Registered Issue”) with the NAFMII. The Yingli China Registered Issue allows Yingli China to issue RMB-denominated unsecured three-year and five-year medium-term notes in two tranches on the PRC inter-bank debenture market. On May 3, 2012, the first tranche issue with RMB 1,200,000 at a fixed annual interest rate of 5.78% and the second tranche issue with RMB 300,000 at a fixed annual interest of 6.01% were issued with maturity on May 3, 2015 and May 3, 2017, respectively. The first tranche issue with RMB 1,200,000 was fully paid in 2015 and the second tranche issue with RMB 300,000 was fully paid in 2017.

Issuance costs were deferred on the balance sheet and amortized over the life of the medium term note. As of December 2015 and 2016, the total balances were RMB 1,595 and RMB 305 (US$ 44) respectively.

(12)	Payables to non-controlling interests

In November 2012, a third party (“Party A”) contributed RMB 100,000 to Hainan Yingli to acquire 5.825% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 100,000 plus 5% annual interest in 5 years. As of December 31, 2015 and 2016, the Company recorded the RMB 100,000 of payment obligation in “Long-term payables to non-controlling interest holders” and “Payables to non-controlling interest holders”, respectively, in the Consolidated Balance Sheets. Under the payment schedule, the RMB 100,000 of payment obligation for sale and repurchase of 5.825% equity interest of Hainan Yingli will become due in November 2017.

In December 2013, another third party (“Party B”) contributed RMB 100,000 to Hainan Yingli to acquire 5.50% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to purchase such equity interest from the investor in the amount of RMB 100,000 plus 6.15% annual interest in 2 years. As of December 31, 2015 and 2016, the Company recorded the RMB 100,000 of payment obligation overdue as “Payables to non-controlling interest holders” in the Consolidated Balance Sheet. The Company is still in negotiation with the third party about the extension of the payment schedule under the relevant agreements.

In November 2015, Party B contributed a land use right with fair value of RMB 728,116 to Hainan Yingli to acquire 21.84% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 728,116 plus benchmark interest rate within 2 months to 10 years, among which, RMB 23,000 would be paid within two months, RMB 82,000 would be paid within 3 year, and the remaining of 623,116 would be paid within 10 years. Because of Yingli China’s contractual obligations to purchase the equity interests from these investors, the equity contributions made by the investors plus accrued interest have been recorded as liabilities. This land use right was subsequently disposed by Hainan Yingli in December 2015(refer to note 6). As in substance the whole arrangement is financing, proceeds received from the disposal were presented as financing activities.

As of December 31, 2016, total current and non-current payables to Party B was RMB 100,000 and RMB 705,116, respectively.

In January 2016, a third party (“Party C”) contributed RMB 23,000 to Hainan Yingli to acquire 0.90% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 23,000 plus 19% aggregate interest in 5 years.

Based on the above repurchase schedule, including principal and interest, RMB 135,339 and RMB 233,135 (US$ 33,578) have been recorded in “Payables to non-controlling interest holders”, RMB 821,276 and RMB 763,393 (US$ 109,952) have been recorded in “Long-term payables to non-controlling interest holders” in the Consolidated Balance Sheets as of December 31, 2015 and 2016, respectively.

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

On September 30, 2011, the Company announced that a share repurchase program has been authorized by its board of directors. Under the terms of the approved program, Yingli Green Energy may repurchase up to US$100 million worth of its issued and outstanding American Depositary Shares (“ADSs”) from time to time over the next 12 months in the open market or in negotiated transactions, subject to market conditions and other factors, as well as relevant rules under the Securities Exchange Act of 1934, as amended. As of December 31, 2011, the Company had repurchased 5,567,021 outstanding ADSs (equivalent to 5,567,021 ordinary shares) from the open market for a total consideration of RMB 123.8 million under the share repurchase program. In 2012, additional 159,687 outstanding ADSs (equivalent to159, 687 ordinary shares) were repurchased from open market for a total consideration of RMB 3.5 million under the share repurchase program. There was no share repurchase in 2014, 2015 and 2016. After ADS ration change as discussed in note (28) in December 2015, as of December 31, 2016, 572,671 outstanding ADSs (equivalent to 5,726,708 ordinary shares) were repurchased total.

(15)	Non-Controlling Interests

Non-controlling interests are summarized as follows:

	December 31,
	2015	2016
	RMB	RMB	US$

Non-controlling interests in Tianwei Yingli (a)	1,133,232	1,134,374	163,384
Non-controlling interests in Hainan Yingli (b)	56,468	—	—
Non-controlling interests in Yingli Lixian	8,419	4,040	582
Non-controlling interests in Yingli Shenzhen	26,498	26,681	3,843
Non-controlling interests in Yingli Greece	(1,696)	(11,082)	(1,596)
Non-controlling interests in other subsidiaries	4,612	2,165	311
	1,227,533	1,156,178	166,524

Non-controlling interests excludes those classified as a liability as discussed in Note (12)

The movements of non-controlling interests during the years ended December 31, 2014, 2015 and 2016 are as follows:

	For the Years Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Balance at beginning of year	1,619,045	1,519,045	1,227,533

Capital contribution to subsidiaries by non-controlling interests	980	18	—
Net loss attributable to non-controlling interests	(101,526)	(298,310)	(21,315)
Currency translation adjustments of subsidiaries	546	10,121	11,240
Purchase of non-controlling interest (b)	—	(3,341)	(60,537)
Derecognize a subsidiary of the Group	—	—	(743)
Balance at the end of year	1,519,045	1,227,533	1,156,178

(a)	Prior to FY 2014, Baoding Tianwei Baobian Electric Co., Ltd. (“Tianwei Baobian”), a third party, held 25.99% equity interest in Tianwei Yingli. In May 2014, the Company, Baoding Tianwei Group Co., Ltd.(“ Tianwei Group”, another third party unrelated to the Company), and Tianwei Baobian entered into a new joint venture contract and Tianwei Baobian transferred 7% equity interest in Tianwei Yingli to Tianwei Group. Under a Sino-foreign equity joint venture company contract with Tianwei Baobian and Tianwei Group, it provides that Tianwei Baobian and/or Tianwei Group will have a right to swap the shares of the Company with the all but not part shares of the non-controlling interest in Tianwei Yingli. The terms of the swap will be discussed separately at the time of the swap. The Company does not account for such share swap until a separate agreement is signed that clearly states the terms and basis of the share swap between the non-controlling shareholders and the Company. Tianwei Baobian and/or Tianwei Group may exercise this subscription right after certain conditions are satisfied following the completion of the Company’s IPO. Tianwei Baobian and/or Tianwei Group’s subscription rights to subscribe for newly issued ordinary shares of the Company in exchange for all but not part of Tianwei Baobian and/or Tianwei Group’s equity interest in Tianwei Yingli did not have an effect on earnings per share as these rights are contingent upon Tianwei Baobian and/or Tianwei Group obtaining all necessary approvals from relevant PRC government authorities for acquiring the Company’s ordinary shares in the future. As of December 31, 2016, Tianwei Baobian and/or Tianwei Group haven’t exercised this subscription right.

Subject to applicable laws in the PRC, the Cayman Islands, any jurisdiction in which the Company’s ordinary shares are listed and any jurisdiction in which a qualified securities exchange, including the NYSE, is located and further subject to the listing rules of such exchange, Tianwei Baobian and/or Tianwei Group may exercise the subscription right by sending a written notice to the Company within one month following the first date on which all conditions listed above are satisfied, accompanied by copies of related approvals and opinion of counsel. Prior to exercising its subscription right, Tianwei Baobian and/or Tianwei Group is required to retain an asset valuation firm reasonably acceptable to the Company to obtain a valuation of Tianwei Baobian and/or Tianwei Group’s equity interest in Tianwei Yingli in accordance with internationally accepted valuation methods and relevant PRC laws and regulations. The valuation report will need to be acknowledged by both Tianwei Baobian and/or Tianwei Group and the Company. The number of the Company’s new ordinary shares that the Company is obligated to issue to Tianwei Baobian and/or Tianwei Group upon its exercise of the subscription right will be calculated. Number of new shares to be issued to Tianwei Baobian and/or Tianwei Group = Total number of the Company’s shares immediately before the exercise of the subscription right *(Percentage of Tianwei Baobian and/or Tianwei Group’s equity interest in Tianwei Yingli immediately before the exercise of the subscription right/ Percentage of the Company’s equity interest in Tianwei Yingli immediately before the exercise of the subscription right)

(b)	In December 2016, the Company entered into an agreement with the non-controlling interest holder of Hainan Yingli (“Hainan NCI”) to acquire the remaining 4.25% equity interest of Hainan Yingli, the consideration was RMB138.4 million, which was based on the fair value of Hainan Yingli. As a result, Hainan Yingli became a wholly owned subsidiary of the Company. The difference between the consideration of RMB 138.4 million and the carry value of Non-controlling interest of Hainan at the transaction date of RMB 60.5 million, was recorded in Accumulated deficits for the year ended December 31, 2016.

Contemporaneously, Yingli China together with Hainan Yingli signed an agreement with Hainan NCI to dispose all of their equity interest of 26.53% in Hainan Tianneng to Hainan NCI, the consideration was RMB95.8 million. The difference between the consideration of RMB 95.8 million and the carry value of the long term investment in Hainan Tianneng resulted in a gain of RMB 34,295 (US$ 4,940) was recognized in “Other income” in the Consolidated Statements of Comprehensive Loss for year ended December 31, 2016.

In addition to the two agreements mentioned above, Hainan NCI, Hainan Tianneng, Yingli China and Hainan Yingli also signed an agreement to netting off the payables and receivables among each other. According to the agreement, Yingli China’s payable of RMB 138.4 million to Hainan NCI for purchase of equity interest of Hainan Yingli, was netted of by total Yingli China and Hainan Yingli’s receivables of RMB 95.8 million from Hainan NCI as a result of disposal of their equity interests in Hainan Tianneng. The difference between the RMB 95.8 million and RMB 138.4 million was settled by i) Yingli China’s accounts receivables of RMB 40 million due from Hainan Tianneng, which was generated from sales of PV modules to Hainan Tianneng in past periods and ii) Yingli China’s net cash payment of RMB 2.6 million to Hainan NCI. The Company classified the net cash payment of RMB 2.6 million as financing activities for the purpose of purchase of Hainan NCI.

(16)	Capital Lease

In July 2011, the Company sold certain newly purchased equipment (“leased assets”) with carrying amount of RMB 91,959 to a third party (the “purchaser-lessor”) for cash consideration of RMB 90,000 and simultaneously entered into a five-year contract to lease back the leased assets from the purchaser-lessor. Pursuant to the terms of the contract, the Company is required to pay to the purchaser-lessor quarterly lease payment over five years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB 1,959, which is being deferred and amortized in the consolidated statements of comprehensive loss over the remaining useful lives of the leased assets. The contract expired in 2016 and the Company paid all lease payments under the contract.

In 2012, the Company sold certain solar power generation equipment with carrying amount of RMB 102,971 to a related party controlled by Yingli Group for cash consideration of RMB 99,000 and simultaneously entered into a eighteen-year contract to lease back the assets from the related party. The remaining useful lives of leased equipment were approximately 25 years.  Pursuant to the terms of the contract, the Company is required to pay to the related party quarterly lease payments over eighteen years and is entitled to obtain the ownership of these equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB 3,971, which is being deferred and amortized in the consolidated statements of comprehensive loss over the remaining useful lives of the leased assets. In 2016, terms of the contract was extended from eighteen years to twenty years and interest rate was lowered down from benchmark interest rate for loan plus 20% to benchmark interest rate for loan plus 10%, after the Company and the related party entered into amendment of agreement. The minimum lease payment didn’t change before and after the modification because the payments were spread over more years.

In August 2013, the Company sold certain machinery and equipment with carrying amount of RMB 99,321 to a related party controlled by Yingli Group for cash consideration of RMB 100,000 and simultaneously entered into an eight-year contract to lease back the assets from the related party. The remaining useful lives of leased machinery and equipment were approximately 8-10 years. Pursuant to the terms of the contract, the Company is required to pay to the related party quarterly lease payments over eight years and is entitled to obtain the ownership of these machinery and equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a profit of approximately RMB 679, which is being deferred and amortized in the consolidated statements of comprehensive loss over the remaining useful lives of the leased assets. In 2016, terms of the contract was extended from eight years to eleven years and interest rate was lowered down from benchmark interest rate for loan plus 20% to benchmark interest rate for loan plus 10%, after the Company and the related party entered into amendment of agreement. The minimum lease payment didn’t change before and after the modification because the payments were spread over more years.

In June 2014, the Company sold certain machinery and equipment with carrying amount of RMB 109,193 to a related party controlled by Yingli Group for cash consideration of RMB 83,000 and simultaneously entered into a five-year contract to lease back the assets from the related party. The remaining useful lives of leased machinery and equipment were approximately 2-7 years. Pursuant to the terms of the contract, the Company is required to pay to the related party quarterly lease payments over five years and is entitled to obtain the ownership of these machinery and equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB 26,193, which is being deferred and amortized in the consolidated statements of comprehensive loss over the remaining useful lives of the leased assets. For the year ended December 31, 2015, due to lower-than-expected-utilization of the Company’s property, plant and equipment as discussed in note (5), impairment of RMB 11,657 was allocated against the equipment under this sales-leaseback transaction and all unamortized deferred expenses with total amount of RMB18,786 was recognized immediately in the consolidated statements of comprehensive loss. For the year ended December 31, 2016, due to a further impairment made in 2016 as discussed in note (5), a further impairment of RMB 4,664 (US$ 672) was allocated against the equipment under this sales-leaseback transaction.

In November 2012, Lixian Yingli leased certain machinery and equipment from a related party controlled by Yingli Group. Pursuant to the terms of the contract, the Company is required to pay to the related party quarterly lease payments over eight years and is entitled to obtain the ownership of these machinery and equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. As of December 31, 2016, the carrying amount of the machinery and equipment related to this capital lease contract is RMB 19,330, and the payable related to this contract is RMB 93,843. In 2016, terms of the contract was extended from eight years to eleven years and interest rate was lowered down from benchmark interest rate for loan plus 20% to benchmark interest rate for loan plus 10%, after the Company and the related party entered into amendment of agreement. The minimum lease payment didn’t change before and after the modification because the payments were spread over more years.

In March 2015, Yingli Beijing sold a distributed PV generation project with carrying amount of RMB 19,804 to a third party for cash consideration of RMB 29,096 and simultaneously entered into a 6 years contract to lease back the assets from the third party by a subsidiary of Yingli Beijing. Pursuant to the terms of the contract, the Company is required to pay to the third party quarterly lease payments over 6 years and is entitled to obtain the ownership of the project at a nominal price upon the expiration of the lease. As Yingli Beijing will continue involvement in the operation of this PV projects, the transaction was a failed sales-leaseback, therefore, it is accounted for as a financing transaction.

Prior to the termination of construction contract with Yingli PV Group as discussed in note (2(b)) “Principles of Consolidation”, in April 2015, one of the Company’s VIE entities, Hanneng Guangping PV Power Development Co., Ltd. (“Hanneng Guangping”), entered into a 10-year lease agreement with an entity unrelated to the Company (“the lessor”) that, Hanneng Guangping, as a leasee, would lease PV modules and PV equipment with RMB 220,891 and RMB 117,590, respectively. The PV modules of RMB 220,891 were sold from Yingli China to the lessor before they were leased to Hanneng Guangping. The PV modules and PV equipment leased to Hanneng Guangping would be used in the construction of a project asset owned by Hanneng Guangping. As Hanneng Guangping would continue involvement in the construction and operation of this PV projects, the transaction was a failed sales-leaseback, therefore, it is accounted for as a financing transaction. The liability related to this financing lease was derecognized upon the termination of above mentioned construction contract with Yingli PV Group. The Company didn't conduct any new transaction in 2016.

As of December 31, 2015 and 2016, the gross amount of the equipment and related depreciation and impairment charge recorded under capital and financing lease were as follows:

	As of year ended December 31,
	2015	2016
	RMB	RMB	US$

Equipment	538,417	426,903	61,487
Less: accumulated depreciation	(159,612)	(137,839)	(19,853)
Impairment on equipment	(90,860)	(92,244)	(13,286)
Net Value	287,945	196,820	28,348

As of December 31, 2016, future minimum payments required under non-cancellable capital and financing lease are:

	RMB	US$
Year ended December 31,
2017	86,067	12,396
2018	63,422	9,135
2019	52,268	7,528
2020	42,647	6,142
2021	38,757	5,582
Thereafter	120,158	17,306
Total minimum lease payments	403,319	58,089
Less: Amount representing interest	70,352	10,133
Present value of net minimum lease payments	332,967	47,956
Current portion	54,615	7,866
Non-current portion	278,352	40,090

(17)	Net revenues

During the years ended December 31, 2014, 2015 and 2016, the Company generated net revenues as the followings.

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Net revenues
Sales of PV modules	12,179,474	8,464,779	7,026,074	1,011,965
Sales of PV systems	161,035	197,365	127,353	18,343
Sales of PV cells, wafers and raw materials	439,622	686,056	746,261	107,484
Processing fee of PV cells and PV modules	—	389,450	308,386	44,417
Other revenues	147,246	228,136	168,025	24,200
Total net revenues	12,927,377	9,965,786	8,376,099	1,206,409

For the years ended December 31 2015 and 2016, the Company generated net revenues on sales of electricity of RMB 38,076 and RMB 33,393 (US$ 4,810), respectively, which has been classified in “Other revenues”.

Since all manufacturing plants are located domestically in China and the overseas entities are only functioned as sales offices, therefore, no assets by geography warrant for disclosure since the assets owned by overseas entities are immaterial.

(18)	Other Income

During the years ended December 31, 2014, 2015 and 2016, Other Income consisted of the followings.

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

Gain from disposal of long term investments (note (9))	—	—	97,124	13,989
Gain from disposal of subsidiaries (note 2(b),6(b))	23,943	33,191	34,339	4,946
Amortization of government grants received in related to long-term assets (note 2(j))	49,557	56,935	49,362	7,110
Government grants intended to compensate for future expenses or losses (note 2(j))	42,030	52,636	29,261	4,214
Gain from extinguishment of accounts payables (note 2(a))	—	—	22,165	3,192
Others	10,038	5,700	14,716	2,120
Total other income	125,568	148,462	246,967	35,571

(19)	Inventory Purchase Commitments

Until the third quarter of 2008, an industry-wide shortage of high purity polysilicon coupled with growing demand for PV modules caused the increases of polysilicon prices. In order to ensure the adequate supply of polysilicon, the Company entered into several long-term fixed price supply contracts with Supplier A, B and C from 2006 to 2011 under which the polysilicon would be delivered from 2009 to 2020. However, from the second quarter of 2011, the polysilicon price has decreased significantly as the result of increased polysilicon manufacturing capacity and the pressure from the decreasing average selling price of PV modules.

In October 2013, the Company entered into agreements with Supplier B to amend the contract and include a price adjustment mechanism that allows the Company and the vendor to renegotiate purchase price on a quarterly basis within a specified price range set forth in the amendments based on market price.

(a)	The inventory firm purchase commitment with Supplier A for the years ended December 31, 2014, 2015 and 2016

As of December 31, 2013, the total liability recognized for loss on inventory purchase commitments of RMB 1,244,743, after excluding the portion of RMB 87,134 recorded as a reduction of “Prepayment to suppliers” related to Supplier C, was all related to the long-term fixed price polysilicon contracts with Supplier A (refer to note (2) (c)), based on the management’s assessment by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. The provision was determined by using management’s best estimates of future purchase prices over the remaining terms of the contracts and applying such estimated purchase prices in the lower of cost or market evaluation. In estimating the anticipated renegotiated purchase prices, the Company considered the pertinent terms of each of the long-term supply contracts, the history and progress of renegotiation with the relevant vendors and the actual price concessions granted, the polysilicon market development based on available industry research data and the likelihood of achieving different levels of renegotiated prices for future periods. In addition to the estimated renegotiated purchase price, certain other key assumptions were used in measuring the loss accrual, which included but were not limited to (i) the estimated net realizable value of the PV modules manufactured from the polysilicon expected to be purchased under the long-term supply contracts; and (ii) the normal profit margin of the PV modules for purposes of estimating the replacement cost or market price under the lower of cost or market evaluation. The Company also considered the quantities that were required to be purchased and amounts due on take or pay arrangements, as well as the history and progress of renegotiation with the relevant vendors and the actual concessions granted in developing the amount of the estimated loss contingencies.

In the years ended December 31, 2014, 2015 and 2016, after management’s assessment by using the same methodology mentioned above, no additional contingency losses for inventory firm purchase commitment with Supplier A was determined to be required. However, due to significant fluctuation in the foreign exchange rates between the RMB and US$ in 2015 and 2016 and given that the inventory purchase commitment to Supplier A is dominated in US dollar, which is different from the related entities’ functional currency, a foreign exchange re-measurement loss of RMB 77,705 and RMB 90,300 (US$13,006) was recorded as additional provision and was recorded in “Provision for reserve for inventory purchase commitments” for the years ended December 2015 and 2016, respectively. No such provision was needed in 2014 since the foreign exchange rate was stable and the provision caused by the foreign exchange rate fluctuation was immaterial.

As of December 31, 2014, 2015 and 2016, the total reserve for inventory purchase commitment of Supplier A was RMB 1,244,743, RMB 1,322,448 and RMB 1,412,748 (US$ 203,478), respectively. Based on the stated delivery schedules through the end of 2014, 2015 and 2016, RMB 13,042, nil and nil were in “Other current liabilities and accrued expenses”, respectively, and the remaining balance of RMB 1,231,701, RMB 1,322,448 and RMB 1,412,748 (US$ 203,478)were recorded in “Reserve for inventory purchase commitments” as of December 31, 2014, 2015 and 2016, respectively. The following table presents the movement of the liability for inventory purchase commitment:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

Beginning balance	(1,244,743)	(1,244,743)	(1,322,448)	(190,472)
Additions	—	(77,705)	(90,300)	(13,006)
Ending balance	(1,244,743)	(1,322,448)	(1,412,748)	(203,478)

In entering into its inventory purchase contracts with Supplier A, the Company made prepayments as described in note 2(c). As of December 31, 2015 and 2016, total balance of prepayments made to Supplier A was RMB 224,029 and RMB 239,327 (US$34,500). In 2014, 2015 and 2016, due to the anti-dumping duty and anti-subsidy investigation against Solar-Grade Polysilicon launched by the Ministry of Commerce of the People’s Republic of China, the Company did not make any purchases from the Supplier A under the above-mentioned long-term fixed price supply contract, which was entered into in 2011 and was effective from 2013 to 2020. The Company received invoices from Supplier A under its take-or-pay obligation for failing to take the shipments from 2013 to 2016 and is currently in discussion with the Supplier A to seek an acceptable solution to both parties in accordance with the long-term supply contract. According to the long-term supply contracts entered into between the Company and Supplier A, the minimum purchase amount approximates US$1.6 billion in total. The Company believes that, it is probable the Company will execute the agreements due to the “take or pay” obligation, which requires the Company to pay full amount to Supplier A according to the purchase and payment schedule listed in the agreements with Supplier A, regardless of whether the Company actually purchases raw materials from Supplier A. In addition, the Company also believes that based upon the status of the negotiations with Supplier A, as of December 31, 2015 and 2016, it is reasonably assured that i) these prepayments are not legally forfeited; ii) these prepayments could be utilized for deliveries once the Company starts purchasing from Supplier A. As a result, the Company believes that the total prepayments could be utilized for deliveries once the Company starts purchasing from Supplier A, therefore there was no need to make a reserve against the prepayments to Supplier A as of December 31, 2015 and 2016.

(b)	The inventory firm purchase commitment with Supplier C for the years ended December 31, 2014, 2015 and 2016

As described in note 2(c), the Company also has prepayments with respect to another supplier, Supplier C, for the purchase of polysilicon. As of December 31, 2013, a provision of RMB 87,134 has been recorded as a reduction of “Prepayment to suppliers” in relation to the failure to purchase the stated quantities under the long-term fixed price supply contracts with Supplier C.

In 2015, the Company failed to purchase from Supplier C the stated quantities under the long-term fixed price supply contracts as the Company’s management determined after taking into consideration all relevant factors that it would be in the Company’s best interest not to accept those deliveries when they were due. As a result, because the contract has been substantially executed, the vendor claimed that certain advance payments had been forfeited. Unlike the take or pay obligation for Supplier A described in Note 18(a), if the Company fails to take the full amount of the agreed annual quantity in any calendar year, the Company does not have to pay for the remaining annual commitment, but rather only forfeits the unutilized portion of the prepayment related to that year. Further, the Company does not have the right to utilize this prepayment for deliveries in the following years. Accordingly, a provision of RMB 71,266 was made against the forfeited advance payments as December 31, 2015. In 2015, the Company made a further assessment and estimated that for the Company’s best interest, the Company would continue not to purchase from Supplier C the stated quantities in the remaining execution period of these long-term fixed price supply contracts. As a result, an additional impairment of RMB 450,784 was provided as of December 31, 2015 based on the estimated shortage between the contractual procurement volume and the estimated procurement volume in the remaining execution period.

For year ended December 31, 2016, the Company made an additional true-up provision of RMB 10,672 (US$1,537), based on the difference between the actual shortage of the purchase volume in 2016 and the estimated purchase volume.

The following table presents the movement of the reserve against inventory purchase prepayments for Supplier C:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

Beginning balance	(87,134)	(87,134)	(609,184)	(87,741)
Additions	—	(522,050)	(10,672)	(1,537)
Ending balance	(87,134)	(609,184)	(619,856)	(89,278)

As of December 31, 2015 and 2016, total impairment provided against prepayments to Supplier C in relation to inventory purchase commitments was RMB 609,184 and RMB 619,856 (US$ 89,278), respectively. As of December 31, 2016, total remaining unreserved prepayments to Supplier C was RMB 238,242 (US$34,314), which represents the management’s best estimation on the recoverability of the prepayments.

(20)	Arrangements with third party vendors to operate certain production facilities

Since late 2015, the Company contracted with several vendors to allow them to operate certain of the Company’s polysilicon ingot and wafer production facilities with a term of one year. These vendors pay the Company a monthly fee to operate these production facilities, reimburse the Company the salaries of the Company’s staff members employed at such facilities and utilities incurred for the operation of the facilities, and cover all other manner of operating, ancillary, and raw material expenses of such production. As part of the arrangement, the Company agrees to purchase all of the wafers so produced by the vendors. For the year ended December 31, 2015 and 2016, total amounts received for the use of the production facilities and the reimbursements of the salaries of the Company’s staff members employed at such facilities and utilities incurred for the operation of the facilities were RMB 180million and RMB 431 million (US$ 62 million), respectively. Considering these amounts were in fact a reimbursement of the depreciation, salaries and utilities cost related to inventory purchased from these vendors, it was recorded in cost of revenue as a reduction of actual costs incurred.

(21)	Income Taxes

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

•	Yingli China was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations, which entitled it to the preferential income tax rate of 15% from 2011 to 2013. In 2014, Yingli China renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% from 2014 to 2016.

•	In 2011, Hainan Yingli was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations. Being a HNTE located in the Hainan Special Economic Zone, Hainan Yingli is entitled to a 2+3 tax holiday starting from the year in which it first generates operating income. Hainan Yingli elected and was approved to commence its 2+3 tax holiday in 2011. Therefore, Hainan Yingli is entitled to income tax exemption for 2011 and 2012 and subject to the reduced income tax rate of 12.5% from 2013 to 2015. Since the tax holiday ended in 2015, Hainan Yingli was entitled to the preferential income tax rate of 15% in 2016.

•	In 2013, Yingli Tianjin, Yingli Lixian and Yingli Hengshui were recognized by the Chinese government as HNTE under the new EIT law and its relevant regulations, which entitled them to the preferential income tax rate of 15% from 2013 to 2015. In 2016, Yingli Tianjin, Yingli Lixian and Yingli Hengshui renewed their HNTE qualification, which entitled them to the preferential income tax rate of 15% for 2016 to 2018.

Subject to reapplication or renewal, except for Tianwei Yingli, the other subsidiaries included Yingli China, Hainan Yingli, Yingli Tianjin, Yingli Lixian and Yingli Hengshui’s HNTE status will enable them to continue to enjoy the preferential income tax rate. Management believes that these subsidiaries except for Tianwei Yingli meet all the criteria for the reapplication of HNTE status.

The domestic project assets are entitled to a 3+3 tax holiday starting from the year in which their first generates operating income. The domestic project assets elected and were approved to commence their 3+3 tax holiday. Therefore, the domestic project assets are entitled to income tax exemption for the first three years starting from the year in which their first generates operating income and subject to the reduced income tax rate of 12.5% in the following three years.

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

The components of profit/(loss) before income taxes for the years ended December 31, 2014, 2015 and 2016 are as follows:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

Cayman Islands	(319,552)	(121,803)	(37,180)	(5,355)
PRC	(886,685)	(4,973,255)	(1,918,803)	(276,366)
U.S.	28,700	22,543	(71,133)	(10,245)
Other foreign countries	(136,320)	(94,301)	(61,404)	(8,844)
Total loss before income taxes	(1,313,857)	(5,166,816)	(2,088,520)	(300,810)

Income tax expense/(benefit) in the consolidated statements of comprehensive loss consists of the following:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

Current tax expense:
PRC	67,776	11,764	329	47
U.S.	22,536	9,367	6,664	960
Other foreign countries	387	14,155	3,263	470
Total current income tax expense	90,699	35,286	10,256	1,477
Deferred income tax expense/(benefit):
PRC	(7,500)	695,702	—	—
U.S.	(2,922)	203	2,517	363
Other foreign countries	9,446	—	122	17
Total deferred income tax expense/(benefit)	(976)	695,905	2,639	380
Total income tax expense/(benefit)	89,723	731,191	12,895	1,857

Reconciliation between the provisions for income tax computed applying the statutory CIT and the Group’s effective tax rate:

	2014	2015	2016
	RMB	RMB	RMB

Computed expected tax expense/(benefit)	(25)%	(25)%	(25)%
PRC tax rate differential, preferential rate	4.48%	10.07%	7.34%
Tax rate differential for non-PRC entities	7.19%	2.18%	1.56%
Tax holiday	(0.08)%	0.50%	0.00%
Research and development tax credit	(2.03)%	(0.39)%	(0.66)%
Non-deductible expenses:
Staff welfare in excess of allowable limits	0.17%	0.29%	0.68%
Share based compensation	0.67%	0.06%	0.02%
Entertainment expenses	0.10%	0.02%	0.04%
Change in valuation allowance	15.88%	25.50%	16.62%
Dividend withholding tax	(0.04)%	(0.00)%	0.01%
Others*	5.50%	0.92%	0.01%
Actual income tax expense/(benefit)	6.84%	14.15%	0.62%

*For the year ended December 31, 2014, the Company recorded an out of period adjustment to increase income tax expense that is immaterial to the current and prior years in the amount of RMB 34,352.

The following table sets forth the effect of preferential tax on China operations, including PRC tax holiday for the year ended December 31, 2014 and PRC tax rate differential, preferential rate and Tax holiday for the year ended December 31 2015 and 2016, respectively:

Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

Tax holiday effect ((increase)/decrease)	(12,483)	—	—	—
Basic net loss per share effect ((increase)/decrease)	(0.07)	—	—	—
Diluted net loss per share effect ((increase)/decrease)	(0.07)	—	—	—

The income tax recoverable was RMB 8,270 and RMB 13,797 (US$ 1,987) as of December 31, 2015 and 2016, which were prepaid expenses and other current assets in the Consolidated Balance Sheets, respectively.

The principal components of the deferred income tax assets and deferred income tax liabilities are as follows:

	Year ended December 31,
	2015	2016
	RMB	RMB	US$
Gross deferred income tax assets:

Accounts receivable and prepayments to suppliers	196,843	279,131	40,203
Inventories	10,488	18,596	2,678
Employee benefits	21,071	26,943	3,881
Accrued warranty	118,532	126,144	18,169
Property, plant and equipment and fixed asset related subsidies	1,178,084	1,421,003	204,667
Net operating loss carryforwards	948,715	1,239,983	178,595
Investment loss	9,234	15,552	2,240
Provision for inventory purchase commitment	211,437	224,982	32,404
Total gross deferred income tax assets	2,694,404	3,352,334	482,837
Valuation allowance	(2,691,684)	(3,352,131)	(482,808)
Net deferred income tax assets	2,720	203	29
Gross deferred income tax liabilities:
Intangible assets	(8,804)	(8,804)	(1,268)
Withholding income tax	(4,093)	(4,215)	(607)
Total gross deferred income tax liabilities	(12,897)	(13,019)	(1,875)

	Year ended December 31,
	2015	2016
	RMB	RMB	US$

Current deferred income tax assets	—	—	—
Non-current deferred income tax assets	2,720	203	29
Current deferred income tax liabilities	(4,093)	(4,215)	(607)
Non-current deferred income tax liabilities, included in other liabilities	(8,804)	(8,804)	(1,268)
Net deferred income tax liabilities	(10,177)	(12,816)	(1,846)

Tax loss carryforwards of the Company’s PRC subsidiaries amounted to RMB 5,616,703 (US$ 808,974) as of December 31, 2016, of which RMB 1,547,167, RMB 1,206,489, RMB 637,990, RMB 1,248,889 and RMB 976,168 will expire if unused by December 31, 2017, 2018, 2019, 2020 and 2021, respectively.

The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

Balance at the beginning of the year	1,174,988	1,311,342	2,691,684	387,683
Additions of valuation allowance	159,355	1,409,078	690,704	99,483
Reduction of valuation allowance	(23,001)	(28,736)	(30,257)	(4,358)
Balance at the end of the year	1,311,342	2,691,684	3,352,131	482,808

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

As of December 31, 2014, the Company recognized net deferred income tax assets of RMB 665,644, primarily relate to the tax benefits of (i) RMB199,782 in provision for inventory purchase commitment, which expire in varying amounts upon the settlement of the contingency on the long term purchase commitment provision with the major polysilicon suppliers; (ii) RMB 428,790 in impairment of property, plant and equipment and gross tax loss carry forwards, which expire in various amounts between 2015 and 2019. For the year ended December 31, 2015, with the successful disposal of land use right of Fine Silicon as discussed in note (6), deferred tax assets of RMB 291,829 were realized. For the remaining portion of deferred tax assets in relation to impairment of property, plant and equipment and gross tax loss carry forwards and deferred tax assets in relation to long term purchase commitment provision with the major polysilicon suppliers, a full allowance was provided due to that the Company believes it is more likely than not that the Company will be unable to generate sufficient income in the foreseeable future to utilize the remaining portion of deferred income tax assets.

As of December 31, 2015 and 2016, the Company recognized net deferred income tax assets of RMB 2,720 and RMB 203 (US$ 29), respectively, primarily relate to the tax benefits of depreciation of property, plant and equipment. The realization of these tax benefits is dependent on the generation of sufficient taxable income. Management believes it is more likely than not that the Company will realize the benefits of deferred income tax assets, net of the existing valuation allowances as of December 31, 2015 and 2016. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The new EIT law and its relevant regulations impose a withholding income tax at 10%, unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008 and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. As of December 31, 2016, the Company has not recognized a deferred income tax liability of RMB 12,332 (US$ 1,776) for the undistributed earnings of RMB 123,323 (US$ 17,762) generated by the PRC subsidiaries as of December 31, 2016 as the Company plans to indefinitely reinvest these earnings in the PRC.

The German tax law and its relevant regulations impose a withholding income tax at 26.375% for dividends distributed by a Germany-resident enterprise to its immediate holding company outside Germany. As of December 31, 2016, deferred income tax liabilities of RMB 4,215 (US$ 607) was recognized for the undistributed earnings generated by a German subsidiary.

For each of the years ended December 31, 2014, 2015 and 2016, the Company did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100 (US$ 17). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The tax returns of the Company’s PRC subsidiaries for the tax years 2012 to 2016 are open to examination by the relevant tax authorities.

(22)	Share-Based Compensation

On December 28, 2006, the Company adopted the 2006 Stock Incentive Plan (the “Plan”). The Plan provides for both the granting of stock options and other stock-based awards such as restricted shares to key employees, directors and consultants of the Company. The Plan was subsequently amended by the Company’s board of directors and shareholders to increase the number of ordinary shares that the Company is authorized to issue. The amendment did not change any other provisions of 2006 Stock Incentive Plan. As of December 31, 2016, the Company was authorized to issue 12,745,438 shares under the 2006 Stock Incentive Plan. Among these shares, up to 2,715,243 shares may be issued for the purposes of granting awards of unvested shares and up to 10,030,195 shares may be issued for the purpose of granting stock option.

Stock options

A summary of stock options activity for the years ended December 31, 2014, 2015 and 2016 is as follows:

	Number of Stock options	Weighted Average exercise price		Weighted Average remaining contractual term	Aggregate intrinsic Value

Outstanding as of December 31, 2013	5,169,567	US$	4.58
Granted	1,792,820	US$	4.17
Exercised	—		—	—	—
Forfeited or cancelled	(51,575)	US$	(3.80)
Outstanding as of December 31, 2014	6,910,812	US$	4.48
Granted	86,000	US$	0.84
Exercised	—	US$	—
Forfeited or cancelled	(453,818)	US$	(7.43)
Outstanding as of December 31, 2015	6,542,994	US$	4.23	4.49 years	—
Vested and expected to vest as of December 31, 2015	6,542,994	US$	4.23	4.49 years	—
Exercisable as of December 31, 2015	6,483,744	US$	4.04	4.44 years	—
Granted	817,881	US$	0.50
Exercised	—	US$	—
Forfeited or cancelled	(32,300)	US$	5.98
Outstanding as of December 31, 2016	7,328,575	US$	3.81	4.12 years
Vested and expected to vest as of December 31, 2016	7,328,575	US$	3.81	4.12 years
Exercisable as of December 31, 2016	6,531,394	US$	4.01	3.44 years

The weighted average option fair value of US$2.93 per share or an aggregate of US$5,255 on the date of grant during the year ended December 31,2014, the weighted average option fair value of US$0.57 per share or an aggregate of US$49 on the date of grant during the year ended December 31, 2015 and the weighted average option fair value of US$ 0.34 per share or an aggregate of US$ 279 on the date of grant during the year ended December 31, 2016,was determined based on the Black-Scholes option pricing model, using the following weighted average assumptions.

	Year ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2016

Expected volatility	86.96%~88.76%	76.23%~78.53%	79.77%~81.25%
Expected dividends yield	—	—	—
Expected term	5.5~6.25 years	6.25 years	5.75~6.25 years
Risk-free interest rate (per annum)	0.12%~1.44%	1.38%~1.40%	0.89%~1.30%
Estimated fair value of underlying ordinary shares (per share)	US$2.09~2.99	US$0.34~0.78	US$0.34~0.35

The Company’s calculation of expected volatility was based on the historical volatility of the Company’s stock price.

The Company accounts for stock options in accordance with ASC Topic 718, by recognizing compensation cost based on the grant-date fair value over the period during which an employee is required to provide service in exchange for the award. No income tax benefit was recognized in the consolidated statements of comprehensive loss for these share options as such compensation expenses are not deductible for PRC tax purposes. The amount of compensation cost recognized for stock options for the years ended December 31, 2014, 2015 and 2016 is as follows:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

Cost of revenues	4,748	1,525	—	—
Selling expenses	7,558	2,721	659	95
General and administrative expenses	18,603	6,409	821	118
Research and development expenses	4,023	1,295	—	—
Total compensation cost recognized for stock options	34,932	11,950	1,480	213

As of December 31, 2016, US$ 246 (RMB 1,708) of unrecognized compensation expense related to stock options is expected to be recognized over a weighted average period of approximately 1.75 years.

(23)	Loss per share

Basic and diluted loss per share

For the years ended December 31, 2014, 2015 and 2016, basic and diluted loss per ADS assuming the change of ADS ration as discussed in note (28) occurred at January 1, 2014, as follows:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Numerator:
Net loss attributable to Yingli Green Energy	(1,299,809)	(5,600,526)	(2,097,654)	(302,125)
Denominator:
Weighted average ordinary shares outstanding	173,613,085	181,763,770	181,763,770	181,763,770
Basic and diluted loss per share	(7.49)	(30.81)	(11.54)	(1.66)

Weighted average ADS outstanding	17,361,309	18,176,377	18,176,377	18,176,377
Basic and diluted loss per ADS	(74.87)	(308.12)	(115.41)	(16.62)

 The following table summarizes potential common shares outstanding excluded from the calculation of diluted loss per share for the years ended December 31, 2014, 2015 and 2016, because their effect is anti-dilutive:

	Year ended December 31,
	2014	2015	2016

Shares issuable under stock options and restricted shares	6,910,812	6,542,994	7,328,575

(24)	Related-Party Transactions

For the years presented, in addition to the transactions described in note (9), note (10) and note (15), the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

Sales of products to related parties (note (a))	435,046	756,431	390,388	56,228
Purchase of raw materials and services from related parties (note (b))	833,813	656,091	441,461	63,584

	Year ended December 31,
	2015	2016
	RMB	RMB	US$

Accounts receivable from related parties (note (a))	447,093	538,222	77,520
Prepayments to related party suppliers (note (b))	230,376	173,631	25,008
Other amounts due from related parties (note (c))	433,277	619,705	89,256
Total due from related parties - current	1,110,746	1,331,558	191,784

Long-term portion of amounts due from related party (note (d))	32,318	32,332	4,657

Prepayments for construction of property, plant and equipment to related party suppliers (note (e))	433	130	19
Total other due from related parties	433	130	19

Amounts due to related parties (note (b))	(536,409)	(393,063)	(56,613)
Short-term sales lease back and financing lease payable due to related parties	(57,248)	(51,808)	(7,462)
Total due to related parties - current	(593,657)	(444,871)	(64,075)

Long-term sales lease back and financing lease payable due to related parties (note (i))	(242,267)	(267,367)	(38,509)

Notes:

(a)	The Company sold PV modules of RMB 14,793, RMB 5,365 and nil to its affiliate, Tibetan Yingli, for the years ended December 31, 2014, 2015 and 2016. The Company sold products of RMB 268,177, RMB 683,319 and RMB 377,496 (US$ 54,371) to the subsidiaries of Yingli Group for the years ended December 31, 2014, 2015 and 2016, respectively. The Company sold PV modules of RMB 81,203, nil and nil to an affiliate which the Company holds 26.53% of its equity interest for the years ended December 31, 2014, 2015and 2016. However, it was no longer the company’s related party since 2016 due to that the Company disposed all of its share of equity, which was disclosed in note(9).The amount of transaction mentioned above included value-added tax.

(b)	The balance as of December 31, 2015 and 2016 mainly represents the prepayments to subsidiaries of Yingli Group for the purchase of raw materials and receipt of services. The Company purchased raw materials of RMB 587,538, RMB 401,690 and RMB 204,436 (US$ 29,445) from the subsidiaries and an affiliate of Yingli Group for the years ended December 31, 2014, 2015 and 2016, respectively. The company purchased services of RMB 230,950, RMB 239,060 and RMB 235,448 (US$33,912) from the subsidiaries of Yingli Group and the Company’s affiliate for the years ended December 31, 2014, 2015 and 2016, respectively. The amount of transaction mentioned above included value-added tax.

(c)	Other amounts due from related parties consists of the following:

	Year ended December 31,
	2015	2016
	RMB	RMB	US$

Loans to Yingli Group and its subsidiaries (i)	51,800	399,677	57,565
Receivables for disposal of subsidiaries (ii)	146,606	146,606	21,116
Amount paid to Yingli Group and its subs to purchase raw materials on behalf of the Company for better credit term	140,891	—	—
Receivables for disposal of machinery	30,739	—	—
Others receivables from miscellaneous transactions	63,241	73,422	10,575
	433,277	619,705	89,256

(i)	Hainan Yingli made one-year entrusted loans of RMB 50,000 ,RMB 25,000 and RMB 40,000 in 2012, 2013 and 2014, to a subsidiary of Yingli Group at an interest rate of 5.4%, 6.0% and 6.0% per annum, respectively, and collected RMB 65,000 and RMB 10,000 and nil in 2013, 2014 and 2015 for the above mentioned loans, respectively. In 2015, Yingli Group disposed the 100% equity interest in the aforementioned subsidiary to a third party and the balance of RMB 40,000 was reclassified to other receivable.

In 2014, Hainan Yingli made another one-year entrusted loan of RMB 18,000 at an interest rate of 6% per annum to a subsidiary of Yingli Group, which was collected in full by Hainan Yingli in December 2015.

In 2015, Yingli Tianjin made a one-year entrusted loan of RMB 2,000 at an interest rate of 5.35% per annum to Tianjin Yingli PV Power Plant technology development Co., Ltd., a subsidiary of Yingli Group. As of December 31, 2016, the Company did not withdraw the entrusted loans.

In 2015, Yingli Tianjin made several one-year entrusted loans of RMB 49,800 at an interest rate of 5.6% per annum to Yingli (Tianjin) International Trading Ltd. (“TJ International Trading”), a subsidiary of Yingli Group. As of December 31, 2016, the Company did not withdraw the entrusted loans.

In 2016, the Company also made interest free loans of RMB 347,877 to Yingli Group and its subsidiaries, which are expected to be collected in 2017. The main purpose of these loans is to allow Yingli Group and its subsidiaries have enough capital to complete their long-lived assets under construction, such as project assets, and then dispose these assets to settle the Company’s historically cumulated receivables due from Yingli Group and its subsidiaries.

(ii)	In 2014, the Company disposed all its equity interest in its subsidiary Yingli (Tianjin) International Trading Ltd. (“TJ International Trading”) to Tianjin Yingli Bubalus Logistics Co., Ltd., which is a subsidiary of Yingli Group. The total consideration was of RMB 134,167 and gains of RMB 22,271 was recorded in other income. As of December 31, 2015 and 2016, the related proceeds for the disposal have not been collected.

In December 2014, Yingli Shuntong (Beijing).International Freight Agency Co., Ltd. was sold to Tianjin Yingli Bubalus Logistics Co., Ltd., which is a subsidiary of Yingli Group for the consideration of RMB 12,439, and gains of RMB 1,672 was recorded in other income.

In 2016, the Company disposed all its interest in its subsidiary Datong Lichuang New Energy Resources Co. Ltd. to Yingli PV Group for the consideration of RMB 1,000, and gains of RMB 29,682 was recorded in other income. All the consideration proceeds have been received by the Company in 2016.

In 2016, the Company disposed all its interest in its subsidiary Chengdu Yaoneng New Energy Resources Co., Ltd. to Beijing Yaoying New Energy Resources Co., Ltd. for the consideration of RMB 826, and gains of RMB 291 was recorded in other income. All the consideration proceeds have been received by the Company in 2016.

(d)	In 2012, Yingli Lixian entered into a financial lease with a subsidiary of Yingli Group, and paid RMB 4,490 and RMB 7,510 deposits during the years ended December 31, 2012 and 2013, respectively, for guarantee of the transaction. In 2012, Fine Silicon entered into a financial lease with a subsidiary of Yingli Group, and paid RMB 10,000 deposits for guarantee of the transaction. In August 2013, Yingli China entered into a sales-lease back transaction with a subsidiary of Yingli Group and paid RMB 10,000 deposits for guarantee of the lease. These deposits will be returned when the transactions were completed, and are recorded in due from related parties as of December 31, 2012, and are reclassified to long-term portion of amounts due from a related party as of December 31, 2015 and 2016.

(e)	The balance as of December 31, 2015 and 2016 mainly represents the prepayments to subsidiaries of Yingli Group for the construction of plants, which is included in property, plant and equipment in the Consolidated Balance Sheets.

(f)	The Company entered into entrusted construction contract with Yingli PV Group. Under the general term of the contract, Yingli PV Group built 23 project assets of 222.4MW in total for the Company with total amount of RMB 825,748 in 2014. In September 2015, the Company entered into an agreement with Yingli PV Group to terminate the above-mentioned construction contract and deconsolidated all the project assets under the VIE structure. The loss of RMB 6,852, which was the difference between the consideration of RMB 554,452 and the net book value of the VIEs of RMB561,304, (comprised of total assets of RMB 1,886,045 net of related liabilities of RMB 1,324,741), of was recognized in the Consolidated Statements of Comprehensive Loss upon the disposal of VIE in 2015. Upon disposal, accounts receivables from these VIEs due to sales of PV modules were reclassified from accounts receivables from subsidiaries, which was eliminated when preparing the consolidation, to accounts receivables from related parties; meanwhile, RMB 554,452 of receivables in relation to consideration of disposal of VIE from related parties were net-off by payables to the related parties for the initial capital injection into the VIEs when VIE were incorporated.

(g)	The Company pledged its assets of total amount of RMB 147,600 and provided guarantee to back up the RMB781,830 (US$120,694) and RMB 433,264 (US$ 62,403) bank borrowing of Yingli Group as of December 31, 2015 and 2016, respectively.

(h)	The Company received guarantee from the Yingli Group of total amount of RMB 2,386,307 and RMB 2,263,334 (US$ 325,988) as of December 31, 2015 and 2016, respectively.

(i)	The Company entered into several financing lease agreement with related party controlled by Yingli Group. As of December 31, 2015 and 2016, the total outstanding payable within one year was RMB 57,248 and RMB 51,808 (US$ 7,462) over one year was RMB 242,267and RMB 267,367 (US$38,509), respectively.

(25)	Commitments and Contingencies

(a)	Commitments

As of December 31, 2016, commitments outstanding for the purchase of property, plant and equipment approximated RMB 1,510.8 million (US$ 217.6 million).

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

A portion of the Company’s multi-year supply agreements are structured as “take or pay” arrangements which allow the supplier to invoice the Company for the full purchase price of polysilicon the Company is obliged to purchase each year at predetermined prices, whether or not the Company actually ordered the required volume, purchase obligations under “take or pay” arrangements are as follows:

Year ended December 31,	RMB	US$
2017	349,625	50,356
2018	1,539,797	221,777
2019	2,078,637	299,386
2010	2,078,637	299,386
2021	2,078,637	299,386
Thereafter	7,517,867	1,082,798
Total	15,643,200	2,253,089

The purchase prices under the multi-year supply agreements are subject to adjustments, taking into consideration the spot market price, the cost to produce the polysilicon, among other things. The Company purchased polysilicon from Supplier B in the amount of RMB 561,487, RMB 461,515 and RMB 238,182 (US$ 34,305) under the “take or pay” arrangements during 2014, 2015 and 2016, respectively.

Besides the “take or pay” arrangements, future minimum obligations under other polysilicon supply agreements with Supplier C amounted to RMB 2,977,423(US$ 428,838) as of December 31, 2016. The Company purchased polysilicon in the amount of RMB 701,784, RMB 248,496 and RMB 219,991(US$ 31,685) under the multi-year supply agreements during 2014, 2015 and 2016, respectively. Provision of RMB 522,050 and RMB 10,672 (US$ 1,537) was provided against prepayments to Supplier C for year ended December 31, 2015 and 2016, please refer to note (19).

In terms of the supply agreement with Supplier A, it is impractical for the Company to execute the agreement because of the events such as anti-dumping and anti-subsidy investigations into solar-grade polysilicon imported from the U.S. and South Korea launched by the Ministry of Commerce of the PRC in July 2012 that have occurred are beyond the management’s control. Therefore, based on assessment of management, no material losses or costs should be incurred for not executing the agreement. Reserve for inventory purchase commitments was provided against Supplier A for year ended December 31, 2016, please refer to note (19).

(b)	Contingencies

In the past years, the Company signed several agreements and amendments with a supplier to provide certain service for the Company. Due to certain quality control issues related to the supplier and substantial changes in the market, the Company and this supplier had disputes over the performance of the contracts and the Company's payments of accounts receivable to the supplier. In May 2013, the supplier informed the Company that it would like to cease the recovery service and claimed compensation. In July 2014, the Company filed litigation against this supplier for breach of contract and claimed damages against this supplier. In September 2015, the supplier also filed litigation against the Company for the default in performance of contract and claimed compensation. The Provincial High People’s Court consolidated these two disputes in January 2016, in accordance with the Company’s request. At the end of December 2016, the court issued judgments as to these two disputes and the Company was informed of the judgments in January 2017, in which the court ruled that the agreements and amendments with the supplier shall be rescinded, and the Company shall pay compensation to the supplier. All other claims of the Company and the supplier were rejected. At this time, both the Company and the supplier have appealed to the Supreme People’s Court, so no judgments of the Provincial High People’s Court have yet taken effect. The Supreme People’s Court has not held any hearing yet. The Company believes that the supplier’s claims lack merit. As such, the Company is hopeful that the judgment from the Provincial High People’s Court will be overturned in the Company’s favor. However, considering the uncertainties involved in the appeals process, the Company made a provision of RMB59 million, representing the entire amount awarded to the supplier by the initial judgment from the Provincial High People’s Court. Nevertheless, such provision does not constitute, and should not be interpreted or viewed in any manner as, any recognition by the Company of the merit of any aspect of the judgment from the Provincial High People’s Court. Accordingly, the Company recorded an accrual for the amount of compensation to the supplier in the year ended December 31, 2016.

In October 2013, the Company received notice of an antitrust filed by Energy Conversion Devices Liquidation Trust (“ECD”), through its liquidating trustee, against the Company and two other China-based photovoltaic panel manufacturers. in the U.S. District Court of the Eastern District of Michigan. ECD alleges a wide-ranging conspiracy among the Company and other two Chinese photovoltaic panel manufacturers, their suppliers, banks and the Chinese government to destroy ECD and the U.S. solar industry by flooding the market with cheap photovoltaic panels. On October 31, 2014, the Court granted the Company’s joint motion to dismiss the case. In November 2014, the plaintiff filed a motion for reconsideration and a second motion to amend or alter the judgement and for leave to file an amended complaint, both of which were denied by the Court in September 2015. ECD appealed to the U.S. Court of Appeals for the Sixth Circuit, which unanimously affirmed the trial court’s dismissal of ECD’s claims in August 2016. ECD filed a petition for a writ of certiorari to the U.S. Supreme Court, which was denied on April 17, 2017, ending the litigation.

In May and June 2015, two individual plaintiffs respectively filed purported class action securities fraud lawsuits against the Company, the Company’s chairperson and chief executive officer, Mr. Liansheng Miao, and our director and chief executive officer, Mr. Yiyu Wang, in the U.S. District Court for the Central District of California, both alleging, among other things, that the Company made false and misleading statements and failed to disclose certain material financial information. In October 2015, the cases were consolidated, and the court appointed lead plaintiffs and lead counsel. In November 2015, lead plaintiffs filed a consolidated amended complaint. The amended complaint contended that the Company and certain of the Company’s officers and directors made false or misleading statements between December 2, 2010 and May 15, 2015 regarding (i) the Chinese government’s Golden Sun program, which provided subsidies for solar projects in China; and (ii) the Company’s accounts receivable attributable to Chinese customers. The sole claim in that complaint was for violation of Section 10(b) of the Securities Exchange Act of 1934. In December 2015, the Company filed a motion to dismiss the consolidated suit, and, on May 10, 2016, the Court granted that motion with leave to amend. On June 24, 2016, lead plaintiffs filed a new complaint, again alleging that, between December 2, 2010 and May 15, 2015, Yingli’s officers made false or misleading statements regarding Golden Sun and accounts receivables. This complaint added an additional claim against Mr. Miao and Mr. Wang for violation of Section 20(a) of the Exchange Act. On August 8, 2016, the Company again filed a motion to dismiss the suit, and, on March 15, 2017, the Court again dismissed the plaintiffs’ claims with leave to amend. The plaintiffs filed a second amended complaint on April 24, 2017. The Court set a briefing schedule requiring the filing of the Company’s motion to dismiss by May 30, 2017, plaintiffs’ opposition by July 5, 2017, and the Company’s reply by July 19, 2017. A hearing on the motion is set for August 14, 2017. It is premature at this stage of the litigation to evaluate the likelihood of favorable or unfavorable outcomes. The Company intend to defend vigorously against those allegations.

In October 2012, the Company received notice of an antitrust and unfair competition lawsuit filed by Solyndra, LLC (“Solyndra”, a U.S.-based solar company) against the Company and two other China-based photovoltaic panel manufacturers in the U.S. District Court of the Northern District of California. The Company filed its joint motion to dismiss all of Solyndra’s claims with the co-defendants in March 2013. On April 9, 2014, the Company received an order denying defendants’ joint motion to dismiss Solyndra’s claims. In February 2016, the Company entered into an agreement to settle these claims (“the Settlement Agreement”). According to the Settlement Agreement, i) the Company together with Yingli Green Energy Americas, Inc. (“Yingli Americas”, one subsidiaries of the Company), shall pay US$7.5 million to settle Solyndra’s claims; ii) the Company shall be obligated to pay to Solyndra additional cash of US$10 million, if the annual total sales of PV modules from the Company and its subsidiaries to the United States and Canada equals or exceeds 800 megawatts in any single calendar year from 2016 to 2018. The aforementioned lawsuit against the Company will be dismissed with prejudice, and under the Settlement Agreement, Solyndra has released the Company and all of its affiliates from any further claims based on the same or any related facts or allegations. This settlement is subject to approval by the bankruptcy court handling Solyndra’s bankruptcy case. Therefore, provision of settlement fee of US$ 7.5 million (RMB 48.7 million) has been provided as of December 31, 2015 and was recorded in “Payables due to settlement of claims” and “General and administrative expenses” to the “Consolidated Statements of Comprehensive Loss”, no provision was made against the additional of US$10 million (RMB 64.8 million) since it is not probable that a liability has been incurred. The payment US$7.5 million was made in 2016.

(26)	Intangible Assets

As of December 31, 2015 and 2016, the Company’s intangible assets consisted of the followings:

	December 31, 2015
	Weighted average amortization period	Gross carrying Amount	Accumulated amortization	Impairment	Intangibles, net
	Years	RMB	RMB	RMB	RMB	US$

Trademark	Indefinite	57,672	—	—	57,672	8,903
Technical know-how	5.7	209,084	(208,396)	—	688	106
Customer relationship	5.8	66,671	(66,671)	—	—	—
Order backlog	1.3	23,274	(23,274)	—	—	—
Short-term supplier agreements	0.5	4,303	(4,303)	—	—	—
Long-term supplier agreements	9	137,820	(6,643)	(131,177)	—	—
Total		498,824	(309,287)	(131,177)	58,360	9,009

	December 31, 2016
	Weighted average amortization period	Gross carrying Amount	Accumulated amortization	Impairment	Intangibles, net
	Years	RMB	RMB	RMB	RMB	US$

Trademark	Indefinite	57,672	—	—	57,672	8,307
Technical know-how	5.7	209,084	(208,646)	—	438	63
Customer relationship	5.8	66,671	(66,671)	—	—	—
Order backlog	1.3	23,274	(23,274)	—	—	—
Short-term supplier agreements	0.5	4,303	(4,303)	—	—	—
Long-term supplier agreements	9	137,820	(6,643)	(131,177)	—	—
Total		498,824	(309,537)	(131,177)	58,110	8,370

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

The aggregated amortization expense for intangible assets for the years ended December 31, 2014, 2015 and 2016 is as follows:

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$

Technical know-how	326	250	250	36

As of December 31, 2016, the estimated amortization expense for the next five years is as follows:

December 31, 2016
RMB
2017	250
2018	188
2019	—
2020	—
2021	—

(27)	Geographic Revenue Information

The following summarizes the Company’s revenue from the following geographic areas (based on the location of the customer):

	Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Europe:
- Germany	671,534	170,518	3,089	445
- Spain	186,341	136,964	15,575	2,243
- France	191,071	363,635	1,477	213
- Italy	32,607	21,680	229	33
- Belgium	5,247	11	—	—
- Holland	116,725	39,715	39,209	5,647
- Czech	—	126	—	—
- Greece	2,225	239	—	—
- England	998,203	80,255	88,129	12,693
- Turkey	118,305	550,799	69,956	10,076
- Others	133,698	74,004	4,112	592
Subtotal- Europe	2,455,956	1,437,946	221,776	31,942
PRC (excluding HK SAR, Macau and Taiwan)	4,550,915	4,078,476	4,932,284	710,397
HK SAR	39,582	4,125	7,085	1,020
United States of America	2,301,496	1,248,536	513,690	73,987
Japan	2,487,949	2,723,800	2,363,239	340,377
South Korea	2,201	2,440	2,074	299
Other countries	1,089,278	470,463	335,951	48,387
Total net revenues	12,927,377	9,965,786	8,376,099	1,206,409

(28)	Change of ADS ratio

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

(29)	Subsequent event

On May 3, 2017, the Company repaid its medium-term note originally due on May 3, 2017 in the amount of RMB300 million.

(30)	Restricted Net Asset Parent Only Financial Information

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings. if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC companies can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. Relevant rules require annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion was greater than 25% threshold of the Group’s total consolidated net deficits as of December 31, 2016. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

The separate condensed financial statements of Yingli Green Energy Holding Company Limited as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323. Such investment is presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries.” The condensed financial information of Yingli Green Energy Holding Company Limited has been presented for the period from January 1, 2013 to December 31, 2016.

The subsidiaries did not pay dividend to the Company for the period presented.

Except as disclosed in the consolidated financial statements as presented above, the Company did not have any significant contingency, commitment, long term obligation, or guarantee as of December 31, 2016.

Condensed Balance Sheets

(Amounts in thousands)

	December 31, 2015	December 31, 2016
	RMB	RMB	US$
ASSETS

Current assets:
Cash	1,145	453	65
Amounts due from related parties	2,658,849	2,775,520	399,758
Prepaid expenses and other current assets	174,559	178,438	25,701
Total current assets	2,834,553	2,954,411	425,524
Investments and loans to subsidiaries	—	—	—
Total assets	2,834,553	2,954,411	425,524

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Amounts due to related parties	2,952,404	3,214,114	462,929
Other current liabilities and accrued expenses	95,127	32,596	4,694
Total current liabilities	3,047,531	3,246,710	467,623
Non-current liabilities:
Deficit subsidiaries	5,726,706	8,056,078	1,160,317
Total liabilities	8,774,237	11,302,788	1,627,940

Shareholders’ deficit
Ordinary shares —
Par value: US$0.01
Authorized shares: 1,000,000,000
Issued shares: 187,490,478 and 187,490,478 as of December 31, 2015 and 2016, respectively
Outstanding shares: 181,763,770 and 181,763,770 as of December 31, 2015 and 2016, respectively	13,791	13,791	1,986
Additional paid-in capital	7,246,760	7,248,240	1,043,964

Treasury stock: 5,726,708 and 5,726,708 as of December 31, 2015 and 2016, respectively, at cost	(127,331)	(127,331)	(18,339)
Accumulated other comprehensive income	180,025	(54,651)	(7,871)
Accumulated deficit	(13,252,929)	(15,428,426)	(2,222,156)
Total shareholders’ deficit	(5,939,684)	(8,348,377)	(1,202,416)

Commitments and contingencies	—	—	—

Total liabilities and shareholders’ equity/deficit	2,834,553	2,954,411	425,524

Condensed Statements of Comprehensive Loss

(Amounts in thousands)

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Selling expenses	282,636	76,890	29,261	4,214
General and administrative expenses	37,543	54,101	13,087	1,885
Research and development expenses	4,091	1,295	—	—
Total operating expenses	324,270	132,286	42,348	6,099
Interest expense	(4,328)	(2,810)	(47)	(7)
Interest income	1	—	—	—
Foreign currency exchange gain (losses)	8,771	12,895	4,792	690
Other income	284	406	421	61
Loss before income taxes	(319,542)	(121,795)	(37,182)	(5,355)
Equity in losses of subsidiaries	(980,267)	(5,478,731)	(2,060,472)	(296,770)
Income tax expense	—	—	—	—
Net loss	(1,299,809)	(5,600,526)	(2,097,654)	(302,125)
Foreign currency exchange translation adjustment, net of nil tax	22,494	(131,336)	(234,675)	(33,802)
Cash flow hedging derivatives, net of nil tax	(273)	(749)	—	—
Comprehensive loss	(1,277,588)	(5,732,611)	(2,332,329)	(335,927)

Condensed Statements of Cash Flows

(Amounts in thousands)

	Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
Operating activities:
Net cash used in operating activities	(128,256)	(32,709)	(32,459)	(4,675)

Investing activities:
Investment in subsidiaries	(599,332)	—	—	—
Repayment of amounts due from subsidiaries, net	207,712	253,063	31,767	4,575
Net cash provided by (used in) investing activities	(391,620)	253,063	31,767	4,575
Cash flows from financing activities
Repayment of short-term borrowings	—	(221,109)	—	—
Proceeds from issuance of ordinary shares	517,272	—	—	—
Net cash provided by (used in) financing activities	517,272	(221,109)	—	—
Net decrease in cash	(2,604)	(755)	(692)	(100)
Cash at beginning of year	4,504	1,900	1,145	165
Cash at end of year	1,900	1,145	453	65

Non-cash investing and financing transactions:	—	—	—	—

