Form 20-F
period 2017-12-31
YINGLI GREEN ENERGY HOLDING CO LTD
filed 2018-04-30
CIK 1394029

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

☐ Large accelerated filer	☐ Accelerated filer
☒ Non-accelerated filer	☐ Emerging growth company

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

The following selected consolidated statement of comprehensive loss data for the years ended December 31, 2015, 2016 and 2017 and the following selected consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of comprehensive loss data for the years ended December 31, 2013 and 2014 and the following selected balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from our audited consolidated financial statements not included in this annual report.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. All ADS data have been retroactively adjusted to reflect the current ADS-to-ordinary share ratio of 10 to 1 for all periods presented.

	Yingli Green Energy
	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	(In thousands, except share, ADS, per share and per ADS data)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Comprehensive Loss Data
Net revenues	13,418,093	12,927,377	9,965,786	8,376,099	8,363,724	1,285,481
Gross profit	1,458,854	2,238,245	1,187,330	1,151,873	304,764	46,842
Impairment of long-lived assets	—	—	(3,804,116)	(1,277,373)	(2,042,198)	(313,880)
(Provision for)/reversal of reserve for inventory purchase commitments	(393,048)	—	(77,705)	(90,300)	82,032	12,608
Provision for prepayment in relation to inventory purchase commitments	(87,134)	—	(522,050)	(10,672)	(229,048)	(35,204)
Disposal gain (loss) from long-lived assets and land use right in relation to a subsidiary and write off of related receivable	—	—	1,167,317	(143,016)	—	—
Loss from operations	(1,118,382)	(215,194)	(4,228,025)	(1,684,865)	(2,942,863)	(452,309)
Interest expense	(971,597	(1,015,871)	(977,176)	(663,217)	(663,718)	(102,012)
Foreign currency exchange (losses)gain	(32,230)	(243,386)	(132,709)	6,000	32,903	5,057
Income tax (expense)	(31,025)	(89,723)	(731,191)	(12,895)	(220)	(34)
Net loss	(2,054,898)	(1,401,335)	(5,898,836)	(2,118,969)	(3,450,858)	(530,387)
Loss attributable to the non-controlling interests	(110,473)	(101,526)	(298,310)	(21,315)	(132,830)	(20,416)
Net loss attributable to Yingli Green Energy (2)	(1,944,425)	(1,299,809)	(5,600,526)	(2,097,654)	(3,318,028)	(509,971)
Basic and diluted loss per ADS (1)(2)	(124.15)	(74.87)	(308.12)	(115.41)	(182.55)	(28.06)
Basic and diluted loss per ordinary share (2)	(12.41)	(7.49)	(30.81)	(11.54)	(18.25)	(2.80)
Weighted average ordinary shares outstanding
Basic	156,619,791	173,613,085	181,763,770	181,763,770	181,763,770	181,763,770
Diluted	156,619,791	173,613,085	181,763,770	181,763,770	181,763,770	181,763,770

	Yingli Green Energy
	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	(In percentages)
Other Consolidated Financial Data
Gross profit margin(3)	10.9%	17.3%	11.9%	13.8%	3.6%
Operating loss margin(3)	(8.3)%	(1.7)%	(42.4)%	(20.1)%	(35.2)%
Net loss margin(3)	(14.5)%	(10.1)%	(56.2)%	(25.0)%	(39.7)%

	As of December 31,
	2013	2014	2015	2016	2017
	(In thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data
Cash and cash equivalents	1,105,478	1,069,054	1,240,749	506,642	378,054	58,106
Accounts receivable, net	4,223,730	4,069,027	2,475,386	2,096,583	2,142,188	329,248
Inventories	2,164,902	2,099,082	1,484,314	1,314,834	1,133,486	174,214
Prepayments to suppliers	640,597	926,165	426,718	475,347	487,672	74,954
Accounts due from and prepayments to related parties	651,951	634,112	1,110,746	1,331,558	1,285,218	197,534
Total current assets	11,356,528	11,324,297	8,403,382	6,629,713	6,369,070	978,909
Long-term prepayments to suppliers	884,562	721,651	555,520	343,591	—-	—-
Land, property, plant and equipment, net	13,128,479	12,110,794	6,846,482	4,879,086	2,687,909	413,124
Project assets	355,643	1,369,662	720,286	672,045	483,744	74,350
Total assets	27,449,544	27,108,450	17,640,282	13,499,814	10,342,835	1,589,667
Short-term borrowings, including medium-term notes past due, and current portion of medium-term notes and long-term debt (4)	6,715,877	10,112,055	9,124,183	9,010,205	10,407,007	1,599,528
Total current liabilities	14,302,552	18,076,726	15,660,717	14,101,289	16,035,709	2,464,645
Long-term debt, excluding current portion	4,108,283	2,858,153	2,405,898	2,523,621	920,292	141,446
Reserve for inventory purchase commitments	1,100,661	1,231,701	1,322,448	1,412,748	1,330,716	204,527
Total liabilities	25,322,479	25,806,769	22,352,433	20,692,013	20,835,301	3,202,329
Shareholders’ equity: ordinary shares	12,252	13,791	13,791	13,791	13,791	2,120
Non-controlling interests	1,619,045	1,519,045	1,227,533	1,156,178	990,247	152,198
Total shareholders’ equity/(deficit)	2,127,065	1,301,681	(4,712,151)	(7,192,199)	(10,492,466)	(1,612,662)

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
Consolidated Operating Data
PV modules shipment (in megawatts)(5)	3,234.3	3,361.3	2,447.0	2,170.4	2,953.0

(1)	One (1) ADS represents ten (10) ordinary shares.

(2)	The (increase)/decrease in net loss attributable to Yingli Green Energy and (increase)/decrease in basic and diluted loss per share without the tax holidays for the years ended December 31, 2013, 2014; and the (increase)/decrease in net loss attributable to Yingli Green Energy and (increase)/decrease in basic and diluted loss per share without the tax holidays and preference rates for the years ended December 31, 2015, 2016 and 2017 are as follows:

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$

Net loss attributable to Yingli Green Energy	(15,030)	(12,483)	—	—	—	—
Basic loss per share	(0.10)	(0.07)	—	—	—	—
Diluted loss per share	(0.10)	(0.07)	—	—	—	—

(3)	Gross profit margin, operating loss margin and net loss margin represent gross profit, loss from operations and net loss attributable to Yingli Green Energy, respectively, divided by net revenues.

(4)	Includes loans guaranteed or entrusted by related parties, which amounted to RMB3,602.9 million, RMB4,671.5 million, RMB3,871.2 million, RMB4,338.3 million and RMB4,508.4 million (US$692.9 million), as of December 31, 2013, 2014, 2015, 2016 and 2017, respectively.

(5)	PV modules shipment for a given period represents the total PV modules, as measured in megawatts, delivered during such period, including shipments for PV systems used for our own downstream power plants in China.

Exchange Rate Information

Translations of Renminbi into U.S. dollars in this annual report are based on the noon buying rate in The City of New York for cable transfers of Renminbi per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Unless otherwise noted, all translations from Renminbi to U.S. dollars in this annual report were made at a rate of RMB6.5063 to US$1.00, the noon buying rate in effect as of December 31, 2017. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 20, 2018, the noon buying rate as set forth in the H.10 weekly statistical release of the Federal Reserve Board was RMB6.6.2945 to US$1.00.

The following table sets forth information concerning exchange rates between RMB and U.S. dollar for the periods indicated.

	Noon Buying Rate(1)
Period	Period End	Average(2)	High	Low
	(RMB per US$1.00)
2013	6.0537	6.1478	6.0537	6.2438
2014	6.2046	6.1620	6.0402	6.2591
2015	6.4778	6.2827	6.1870	6.4896
2016	6.9430	6.6400	6.4480	6.9580
2017	6.5063	6.7569	6.4773	6.9575
October	6.6328	6.6254	6.6126	6.6533
November	6.6090	6.6200	6.6018	6.6385
December	6.5063	6.5932	6.5063	6.6210
2018
January	6.2841	6.4233	6.2841	6.5263
February	6.3280	6.3183	6.2649	6.3471
March	6.2726	6.3174	6.2685	6.3565
April (through April 20, 2018)	6.2945	6.2859	6.2655	6.3045

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

In the past we have relied primarily on borrowings from commercial banks to fund a significant portion of our capital expenditures and working capital needs, and we may not be able to continue to do so in the future. Substantial doubt exists as to our ability to continue as a going concern primarily due to the following factors:

•           We have incurred significant net losses in recent years. For the years ended December 31, 2015, 2016 and 2017, our net loss was RMB5.9 billion, RMB2.1 billion, and RMB3.5 billion (US$530.4 million), respectively.

•           As of December 31, 2017, we had a total shareholders’ deficit attributable to shareholders of Yingli Green Energy of RMB18.7 billion (US$2.9 billion) and a deficit in working capital of RMB9.7 billion (US$1.5 billion).

•           As of December 31, 2017 and the date of this annual report, Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), one of our major manufacturing subsidiaries, had RMB2,076,5 million (US$319,2 million) and approximately RMB2,120,8 million (US$326.0 million) medium term notes overdue, including principal and interest, respectively.

•           As of December 31, 2017, we had RMB648.4 million (US$99.7 million) of short-term borrowings overdue, included principal of RMB144.1 million (US$22.2 million) and interest of RMB504.3 million (US$77.5 million). As of the date of this annual report, we had RMB 3,113.7 million (US$ 478.6 million) of short-term borrowings overdue, included principal of RMB 2,528.6 million (US$ 388.7 million) and interest of RMB 585.1 million (US$ 89.9 million), respectively.

•           As of December 31, 2017, except for those loans and debts that were overdue as mentioned above, we had total short-term borrowings of RMB8,506.0 million (US$1,307.3 million) that were expected to be due within one year.

Our ability to continue as a going concern is dependent upon our continued operations, which in turn is dependent upon our ability to meet our financial requirements, maintain and improve our liquidity and financial position, and the success of our future operations, which in turn, are subject to various risks discussed herein including, among others, risks relating to our ability to maintain and improve our liquidity and financial position (see “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We may not be able to work out a viable debt restructuring plan, our other measures to maintain and improve our liquidity and financial position may not be successful, and you may lose the value of your investment in our ordinary shares and ADSs”), as well as risks relating to economic conditions in our target markets as well as the supply and prices of PV modules in the market. The audited consolidated financial statements included in this annual report on Form 20-F were prepared on the basis of our continuing as a going concern. Facts and circumstances including recurring losses, negative working capital, net cash outflows, and uncertainties as to the repayment of debts raise substantial doubt about our ability to continue as a going concern. Likewise, the report of our independent registered public accounting firm includes a qualification that there is substantial doubt about our ability to continue as a going concern. The audited financial statements do not include any adjustments that might result from the outcome of these uncertainties. If we become unable to continue as a going concern, we may have to liquidate our assets, and the value we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our audited consolidated financial statements. Our lack of cash resources and our potential inability to continue as a going concern may materially and adversely affect the price of our ADSs and our ability to continue our operations.

We may not be able to work out a viable debt restructuring plan, our other measures to maintain and improve our liquidity and financial position may not be successful, and you may lose the value of your investment in our ordinary shares and ADSs.

While we are currently exploring a variety of measures to maintain and improve our liquidity and financial position (see “Item 5.B. Liquidity and Capital Resources—Liquidity and Going Concern”), we cannot assure you that any of these measures will be successful.

While we have renewed or rolled over a significant portion of our short-term bank and other borrowings upon their maturity dates in the past and plan to continue to seek such renewal or rollover in the future, these loans contain no specific renewal terms and we cannot assure you that our lending banks will continue to grant such requests. Even if the lending banks agree to grant such requests, they may impose additional conditions. For example, the recent agreements of certain lending banks to renew our short term borrowings from them are conditional upon the decision of a committee organized by our financial creditors to continue to support us, and we cannot assure you that the committee will make such a decision. Therefore there can be no assurance that we will be able to refinance some or all of our borrowings as they become due in the future.

In order to ultimately resolve our debt repayment issues and improve our liquidity and debt structure, we have been in active discussion with our creditors about potential debt restructuring plans. As part of the debt restructuring, we are also in active discussion with potential investors who may provide fresh funds in the form of equity investments in our principal operating subsidiaries in China. As of the date of this annual report, while alternative debt restructuring plans have been prepared and discussed among us, our major creditors and potential new investors, we have not received any binding proposal from any party with respect to the debt restructuring and we have not made any decision to engage in any particular transaction with respect to the debt restructuring. While we are aware that our major creditors are working on a formal proposal to us, we cannot assure you as to the timing or content of such proposal. We cannot assure you if any proposed debt restructuring plan will be agreed to by all of our creditors or be acceptable to us as determined by our board of directors and the special committee of our board in charge of the debt restructuring (the “Special Committee”).

We have been in default of our payment obligations under various financing arrangements. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We used to be overdue, and are still overdue, in a substantial amount of our payment obligations under various financing arrangements, all of which could materially and adversely affect our liquidity and our creditworthiness to borrow or obtain other financings.” While we have persuaded many of our creditors to refrain from enforcing our debt payment obligations or initiate any bankruptcy, liquidation or similar proceeding against us (including any of our major subsidiaries) in any jurisdiction before a viable debt restructuring plan is adopted and approved by all relevant parties, we cannot assure you, however, that we will always be successful in persuading all of our creditors to observe such voluntary forbearance. As we announced on September 1, 2017, one of the holders (the “Note Holder”) of the MTNs filed a lawsuit against Tianwei Yingli in a PRC court to recover the amount due under such MTNs. The claimed principal amount of the MTNs held by the Note Holder is RMB65.7 million, representing approximately 3.7% of the total amount of the MTNs that are still outstanding. The Note Holder claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB74.4 million and bear costs relating to the lawsuit.  In addition, in March 2018, one of financial creditors of Yingli China filed a lawsuit against Yingli China, demanding immediate repayment of outstanding loans from this creditor with a total amount of RMB106.4 million (including RMB98 million of principal and RMB8.4 million of unpaid interests). Tianwei Yingli and Yingli China have been vigorously defending their rights in court while continuing to seek a mutually beneficial solution out of court. Considering the amount claimed by the Note Holder and the financial creditor, we do not expect these lawsuits to have any direct material impact on our overall operation or liquidity position. We notified all holders of the MTNs of the lawsuit filed by the Note Holder and we are not aware of any other legal proceedings initiated by holders of the MTNs against us or any of our subsidiaries. We are also still in discussion with all of our other financial creditors and are not aware of any other legal proceedings initiated by any of our other financial creditors. However, our negotiation efforts may not be successful and we cannot assure you that our creditors will continue to observe any voluntary forbearance in the future.

If we cannot work out a viable debt restructuring plan, renew or rollover our existing borrowings and persuade our creditors to observe voluntary forbearance before a debt restructuring plan is adopted and approved by all relevant parties, we may not be able to maintain and improve our liquidity and continue our normal business operation. In addition, our board of directors and the Special Committee may conclude that it will no longer be possible to work out a debt restructuring plan that preserves some value for our shareholders without compromising the interests of our creditors, in which case they may approve a debt restructuring plan that disposes all of our business and assets to our creditors without leaving any value for our shareholders. In any of these scenarios, you may lose the value of your investment in our ordinary shares and ADSs.

We have fallen below the continued listing requirements of the New York Stock Exchange for an extended period of time, and it has become increasingly unlikely that we can regain compliance in time, and therefore our ADSs may be delisted and the liquidity and the trading price of our ADSs could be materially and adversely affected.

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

On June 8, 2017, NYSE officially informed us that NYSE has granted us an 18-month extension until August 9, 2018 to regain compliance with the NYSE’s continued listing standards. While we are trying our best to improve our operation situation and financial results, our average market capitalization over a consecutive 30 trading-day period has further declined to US$31.2 million as of April 26, 2018, and it has become increasingly unlikely that we can regain compliance before August 2018. If we fail to regain compliance with NYSE’s continued listing requirements before August 2018, our ADSs will be delisted from the NYSE. We cannot assure you that the NYSE will not decide to initiate suspension and delisting procedures for our ADSs earlier or before expiration of the 18-month extension period. If our ADSs are delisted from the NYSE, the liquidity and the trading price of our ADSs could be materially and adversely affected.

Adverse economic conditions in our target markets as well as an increased supply of PV modules have had and may continue to have a material adverse effect on our profitability and results of operations.

Demand for our products substantially depends on general economic conditions in our target markets. The economies of many countries around the world, including those in our target markets, experienced a period of slow economic growth and adverse credit market conditions as a result of the global financial crisis in 2008 and 2009 and the subsequent sovereign debt crisis in Europe. As PV projects generally require significant upfront capital expenditures, our customers historically have relied on financing for the purchase of our products. As a result of weakened macroeconomic conditions and in particular adverse credit market conditions, our customers experienced difficulty in obtaining financing on attractive terms or at all. As a result, growth rate of demand for PV modules has declined significantly since the fourth quarter of 2008. Although credit market conditions have improved since the second quarter of 2009, which contributed to an increase in demand for our products, demand for our products slowed again in the first and fourth quarters of 2011, the third quarter of 2012, the first quarter of 2013, the first quarter of 2014, the first quarter of 2015, the third quarter of 2016, the first quarter of 2017 and the third quarter of 2017. This slowed demand was primarily caused by seasonal factors, including challenging weather conditions and holidays, as well as the adjustments to subsidies and economic incentives for PV installations as part of government austerity measures in many countries. Since the middle of 2015, due to our tight operating cash flow, we had to reduce the utilization rate of our production facilities, which negatively affected our ability to meet market demands in certain quarters of 2015, 2016 and 2017. Even though demand for our products significantly increased in the second quarter of 2017 mainly driven by rush installation before FiT reduction in China on June 30, 2017, the demand dropped significantly starting from the third quarter of 2017 as the FiT reduction in China after June 30, 2017. In addition, overall supply of PV modules has increased due to production capacity expansion by PV module manufacturers worldwide in recent years which, together with slower growth in demand for PV modules and increasingly severe market competition, resulted in lower prices for PV modules beginning in the fourth quarter of 2008. The decrease in the average selling price of our PV modules caused our gross profit margin to decrease significantly from 16.7% for 2011 to negative 3.2% for 2012. While we achieved gross profit of 10.9% for 2013, 17.3% for 2014, 11.9% for 2015, 13.8% for 2016, and 3.6% for 2017, we continued to incur operating and net losses in 2013, 2014, 2015, 2016, and 2017. There can be no assurance that the demand for our products will increase or remain at the current level or such demand will not decline again in the near future, or our cost saving efforts will improve our profitability or prevent our profit margin from declining further. While the average selling price of our PV modules has continuously decreased since the second quarter of 2013, it further decreased in 2015, 2016 and 2017, and there can be no assurance that we will not experience further decreases in the average selling price of our PV modules in the future or further declines in demand for our products, which may materially and adversely affect our financial condition and results of operations.

We require a significant amount of cash to fund our operations as well as meet our debt repayment obligations. If we cannot obtain additional financing and liquidity, our business, financial condition and results of operation will be materially and adversely affected.

We require a significant amount of cash to fund our operations. Since the middle of 2015, due to our tight operating cash flow, we had to reduce the utilization rate of our production facilities, which caused substantial decrease in our PV module shipments (excluding PV module shipments to our company's own downstream PV projects in China) from 3,101 MW in 2014 to 2,382 MW in 2015 and 2,117MW in 2016, while our PV module shipments increased from 2,117MW in 2016 to 2,953 MW in 2017, mainly due to the significant increase of demand in China in 2017. Our net revenues also substantially decreased from RMB12.9 billion in 2014 to RMB10.0 billion in 2015, RMB8.4 billion in 2016 and RMB8.4 billion in 2017. This in turn had a material adverse effect on our gross profit, which decreased from RMB2.24 billion in 2014 to RMB1.19 billion in 2015, RMB1.15 billion in 2016, and RMB0.30 billion in 2017. We also recorded an impairment loss of approximately RMB3.8 billion in 2015, RMB1.3 billion in 2016, and RMB1.9 billion in 2017 respectively, for property, plant and equipment with respect to the production facilities based on the difference between carrying value and fair value of such long-lived assets, which had a material adverse effect on our results of operations. In addition, in 2017, we also recorded an impairment loss of RMB144.9 million for project assets, primarily as a result of lower than expected power output of our certain solar power stations. Our ability to increase or maintain the utilization rate of our production capacity, net revenues and gross profits and prevent any further impairment loss for our production facilities will depend to a significant degree on our ability to obtain sufficient amount of additional cash and liquidity to fund our operations. We also require a significant amount of cash to meet our debt repayment obligations. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — There is substantial doubt as to our ability to continue as a going concern” and “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We may not be able to work out a viable debt restructuring plan, our other measures to maintain and improve our liquidity and financial position may not be successful, and you may lose the value of your investment in our ordinary shares and ADSs”.

Our ability to obtain additional financing and liquidity in the future is subject to various uncertainties, including (i) our ability to maintain and improve our financial condition, results of operations and cash flows, (ii) our ability to reach agreements with our existing creditors that would allow us more time to repay our existing debts and work out a viable debt restructuring plan, (iii) our ability to identify additional suitable long-lived assets for disposition and dispose of such assets at optimal prices, (iv) general market conditions for financing activities by manufacturers of PV and related products, and (v) economic, political and other conditions in China and elsewhere. We have experienced and may continue to experience increased difficulty in obtaining financing on acceptable terms or at all. We cannot assure you that financing will be available in amounts or on terms that are acceptable to us, or at all. If we are unable to obtain sufficient financing in a timely manner or on commercially acceptable terms or at all, our business, financial condition and results of operations will be materially and adversely affected.

Our substantial indebtedness has had and may continue to have material adverse effect on our business, financial condition and results of operations, as well as our ability to meet our payment obligations under our debt instruments.

We have relied primarily on borrowings from commercial banks in China to fund a significant portion of our capital expenditures and working capital needs, and we expect to continue doing so in the future. We have a significant amount of debts and debt service requirements. As of December 31, 2017, we had RMB10,407.0 million (US$1,599.5 million) in outstanding short-term borrowings (including the current portion of long-term debt, and MTNs past due), and RMB920.3 million (US$141.4 million) in outstanding long-term debt (excluding the current portion). This level of debt has had and may continue to have material adverse effect on our business, financial condition and results of operations, including:

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

We are overdue in a substantial amount of our payment obligations under various financing arrangements, all of which could materially and adversely affect our liquidity and our creditworthiness to borrow or obtain other financings.

Tianwei Yingli failed to repay RMB357 million of the MTNs issued in 2010 (the “2010 MTNs”) when they became due on October 13, 2015 and failed to repay RMB1.4 billion of the MTNs issued in 2011 (the “2011 MTNs”) when they became due on May 12, 2016. As such, Tianwei Yingli is currently in payment default of the 2010 MTNs and 2011 MTNs.

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

We are in payment defaults under certain short-term borrowings and in breach of certain financial covenants, such as debt-to-asset ratios, under certain of our loan agreements with commercial banks in China. For detailed information, please see “Item 5.B. Liquidity and Capital Resources—Cash Flows and Working Capital.” In addition, we have obtained financing through other arrangements, such as failed sale and lease back of certain machinery and equipment and financing in the form of sale and repurchase of certain equity interest in its subsidiary, in substance, they are financing in nature and recorded as liabilities. We have failed to fulfill our payment obligations under some of these arrangements in the past. In November 2012, a third party (“Party A”) contributed RMB 100.0 million to Hainan Yingli to acquire 5.825% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB100.0 million plus 5% annual interest in 5 years. The contribution made by Party A was recorded as a liability. In November 2017, Yingli China failed to repurchase the equity interest from the investor. As a result, as of December 31, 2017, the RMB100 million payment obligation together with interest payables accrued of RMB 25.4 million (US$ 3.9 million) was recorded under "Payables to non-controlling interest holders" in the Consolidated Balance Sheets. We are still in negotiation with the third Party about the extension of the payment schedule under the relevant agreements. In August 2013, another third party (“Party B”) contributed RMB 100.0 million to Hainan Yingli to acquire 5.50% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 100.0 million plus 6.15% annual interest in 2 years. The contribution made by Party B was recorded as a liability. In August 2015, Yingli China failed to repurchase the equity interest from the investor. As of December 31, 2017, Yingli China still didn’t pay the RMB 100.0 million the RMB 100.0 million payment obligation together with interest payables accrued of RMB 33.6 million (US$ 5.2 million) , which were recorded under “Payables to non-controlling interest holders” in the Consolidated Balance Sheets. We are still in negotiation with Party B about the extension of the payment schedule under the relevant agreements. In November 2015, Party B contributed a land use right with fair value of RMB 728.1 million to Hainan Yingli to acquire 21.84% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 728.1 million plus benchmark interest rate within 2 months to 10 years, among which, RMB 23.0 million would be paid within two months, RMB 82.0 million would be paid within 3 year, and the remaining of RMB 623.1 million would be paid within 10 years. Because of Yingli China’s contractual obligations to purchase the equity interests from these investors, the equity contributions made by the investors plus accrued interest have been recorded as liabilities. This land use right was subsequently disposed by Hainan Yingli in December 2015. As in substance the whole arrangement is financing, proceeds received from the disposal were presented as financing activities. In January 2016, Yingli China failed to repurchase the first instalment of RMB 23.0 million with related interest. The principal of RMB 23.0 million was then paid in June 2016. The related accrued interest and penalty of RMB 1.5 million (US$ 0.2 million) was recorded in “Payables to non-controlling interest holders” in the Consolidated Balance Sheets as of December 31, 2017. As of December 31, 2017, the total repurchase obligation to Party B together with interest and penalty accrued recorded under current and non-current payables was RMB 225.2 million (US$34.6 million) and RMB 684.8 million (US$105.3 million), respectively. In January 2016, a third party (“Party C”) contributed RMB 23.0 million to Hainan Yingli to acquire 0.90% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 23.0 million plus 19% aggregate interest in 5 years. Based on the above repurchase schedule, including principal, interest and penalty of RMB 233.1 million and RMB 350.6 million (US$ 53.9 million) have been recorded in “Payables to non-controlling interest holders”, RMB 763.4 million and RMB 707.8 million (US$108.8 million) have been recorded in “Long-term payables to non-controlling interest holders” in the Consolidated Balance Sheets as of December 31, 2016 and 2017, respectively.

If we were required to repay all or a significant portion of our debt obligations, we would not have sufficient financial resources to do so, which would materially and adversely affect our liquidity position. Moreover, our failure to repay our debts and fulfill our obligations under various financing arrangements will materially and adversely affect our ability to obtain bank loans and other financing and have a material and adverse effect on our financial condition and business prospects.

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

The scope of government incentives for solar power depends largely on political and policy developments in a given country related to environmental, economic or other concerns, which could lead to a significant reduction in or a discontinuation of the support for renewable energy sources in such country. For example, subsidies have been reduced or eliminated in some countries such as Germany, Italy, Spain, the United Kingdom, China, and Japan. In June 2012, the German government passed the PV amendment to its renewable energy law (EEG) 2012, which changed the 52 gigawatts capacity threshold, reduced the available PV rate, revised the volume-based degression schedule, and limited the amount of electricity that PV generators can export to the grid. On July 5, 2013, the Italian government discontinued feed-in tariff payments, and feed-in tariffs for new solar PV projects have not been available since July 2013. In August 2013, the National Development and Reform Commission, or the NDRC, of China adjusted feed-in tariffs for utility scale PV projects from the nationwide benchmark price of RMB1.00 per kWh to three regional variations of RMB0.90 per kWh, RMB0.95 per kWh and RMB1.00 per kWh, based on solar resources and construction costs in the relevant regions. The feed-in tariff (FIT) policy applied to all PV plants approved after September 1, 2013, and those approved before that date but not commissioned until on or after January 1, 2014. In December 2015, the NDRC issued a statement that the FIT would be further reduced by RMB0.02 to RMB0.10 per kWh for on-grid utility scale PV projects in 2016. On December 26, 2016, NDRC announced on its website the solar power tariff revisions for 2017 as follows: (i) in 2017, for solar power plants in resource zones I, II and III, the FIT shall be lowered from the 2016 rates of RMB0.80 per kWh, RMB0.88 per kWh and RMB0.98 per kWh, respectively, to RMB0.65 per kWh, RMB0.75 per kWh and RMB0.85 per kWh, respectively, representing decreases of 19%, 15% and 13%, respectively; (ii) the subsidy for distributed solar power plants shall remain unchanged at RMB0.42 per kWh; (iii) for solar power projects registered prior to 2017 and eligible for fiscal subsidies, the 2016 FIT rates shall remain applicable if they are connected to the grid and in operation by June 30, 2017; and (iv) future solar power tariffs will be revised annually in accordance with cost changes. On December 19, 2017, NDRC announced on its website solar power tariff revisions for 2018 as follows: (i) in 2018, for solar power plants in resource zones I, II and III, the FIT shall be lowered from the 2017 rates of RMB0.65 per kWh, RMB0.75 per kWh and RMB0.85 per kWh, respectively, to the 2018 rate of RMB0.55 per kWh, RMB0.65 per kWh and RMB0.75 per kWh, respectively, representing decreases of 15%, 13% and 12%, respectively; (ii) the subsidy for distributed solar power plants will be reduced to RMB 0.37 per kWh from RMB 0.42 per kWh; (iii) the subsidy for village-level poverty-alleviation distributed PV power stations (0.5 MW and smaller) will be unchanged. In March 2015, Japan’s Ministry of Economy, Trade and Industry (METI) announced the new FIT scheme for the fiscal year 2015. Under the scheme, since April 2015, Japan’s FIT level has decreased from JPY32 ($0.27) per kWh in 2014 to JPY29 ($0.24) per kWh, and further to JPY27 ($0.22) per kWh since July 1, 2015. In March 2016, METI furtherly reduced the country’s FIT by 11% for fiscal year 2016. In March 2017, METI also announced a new FIT scheme to gradually reduce the country’s FIT rate in fiscal year 2017, 2018 and 2019. In addition, in certain countries, including countries to which we export PV products, government financial support of PV products has been, and may continue to be, challenged as being unconstitutional or otherwise unlawful. A significant reduction in the scope or discontinuation of government incentive programs, especially in our target markets, would have a material and adverse effect on the demand for our PV modules as well as our results of operations.

We face risks associated with the marketing and sale of our PV products internationally, and if we are unable to effectively manage these risks, our ability to expand our business abroad will be limited.

In 2015, 2016, and 2017, 59.1%, 41.1%, and 23.2% respectively, of our total net revenues derived from our sales to customers outside of China, including customers in Japan, India, the United States, Europe, Turkey, Australia, Latin Americas and Middle East, etc. The marketing and sale of our PV products to international markets expose us to a number of risks, including, but not limited, to:

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

Although our sales to markets in Europe have significantly declined due to continuous reductions in incentives in the European market and the disturbance of trade measures initiated by the European Commission against Chinese solar companies, we still export a small number of our products to Europe. In 2017, our sales to Europe accounted for 4.6% of our total revenue, compared to 14.5% in 2015, and 2.6% in 2016.

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

Solar 1

On October 9, 2012, the U.S. Department of Commerce, or USDOC, issued final affirmative determinations with respect to its anti-dumping and countervailing duty investigations on crystalline silicon photovoltaic, or CSPV, cells, whether or not incorporated into modules, from China. On November 7, 2012, the U.S. International Trade Commission, or USITC, ruled that imports of CSPV cells had caused material injury to the U.S. CSPV industry. As a result of these rulings, we were required to pay cash deposits on Chinese-origin CSPV cells imported into the United States, whether alone or incorporated into modules. The announced cash deposit rates applicable to us were 13.94% (anti-dumping duty) and 15.24% (countervailing duty). We paid all the cash deposits due under these determinations. A number of parties challenged the determinations of the USDOC in appeals to the U.S. Court of International Trade. Decisions on those appeals are expected in late 2018 or 2019.

The rates at which duties will be assessed and payable are subject to ongoing administrative reviews.

The first of these reviews was concluded on July 14, 2015, when the USDOC published its final results of the 2012-2013 administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As a result of these decisions, the duty rates applicable to us were revised to 0.79% (anti-dumping duty) and 20.94% (countervailing duty). The rates at which duties will be assessed and payable for the 2012-2013 period are subject to ongoing litigation at the U.S. Court of International Trade. Decisions on these appeals are not expected until late 2018 or 2019.

The second of these reviews was concluded in June 2016 (anti-dumping duty order) and July 2016 (countervailing duty order) when the USDOC published the final results of the 2013-2014 administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As result of these decisions, the anti-dumping duty rate applicable to us was changed to 12.19% (from 0.79%). Because we were not subject to the second administrative review of the countervailing duty order, our countervailing duty rate remained at 20.94%. The anti-dumping duty rates at which duties will be assessed and payable for the 2013-2014 period are subject to ongoing litigation at the U.S. Court of International Trade. Decisions on these appeals are not expected until late 2018.

The third of these reviews was concluded in June 2017 (anti-dumping duty order) and July 2017 (countervailing duty order) when the USDOC published the final results of the 2014-2015 administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As result of these decisions, the anti-dumping duty rate applicable to us was changed to 6.98% (from 12.19%). Because we were not subject to the third administrative review of the countervailing duty order, our countervailing duty rate remained at 20.94%. The anti-dumping duty rates at which duties will be assessed and payable for the 2014-2015 period are subject to ongoing litigation at the U.S. Court of International Trade. Decisions on these appeals are not expected until late 2018 or 2019.

The fourth and fifth of these reviews for the 2015-2016 period and 2016-2017, respectively, are ongoing and are expected to conclude in mid-2018 and mid-2019, respectively. These reviews may result in duty rates that differ from the previous duty rates and cash deposit rates applicable to us. These duty rates could materially and adversely affect our U.S. import operations and increase our cost of selling into the U.S.

The preliminary results of the fourth administrative review changed the antidumping duty rate applicable to us to 61.61% (from 8.52%). Because we were not subject to the fourth administrative review of the countervailing duty order, our countervailing duty rate will remain at 20.94%.

Solar 2

On December 31, 2013, the U.S. unit of SolarWorld AG filed a new trade action with the USDOC and the USITC accusing Chinese producers of certain CSPV cells and modules of dumping their products into the U.S. and of receiving countervailable subsidies from the Chinese authorities. This trade action also accused Taiwanese producers of certain CSPV cells and modules of dumping their products into the U.S. Excluded from these new actions were those Chinese-origin solar products covered by the Solar 1 rulings described above. We were identified as one of a number of Chinese producers exporting the subject goods to the U.S. market.

On December 15, 2014, the USDOC issued final affirmative determinations with respect to its anti-dumping and countervailing duty investigation on these CSPV products. On January 21, 2015, the USITC ruled that imports of these CSPV products had caused material injury to the U.S. CSPV industry. As a result of these rulings, we are required to pay cash deposits on these CSPV products. The announced cash deposit rates applicable to our Chinese CSPV products were 30.06% (anti-dumping duty) and 38.43% (countervailing duty). We do not produce Taiwanese CSPV products subject to the Taiwan order and therefore the Taiwan order and corresponding cash deposit rates do not impact our U.S. business.

The rates at which duties will be assessed and payable are subject to ongoing administrative reviews.

Because we are not subject to the first or second administrative reviews of the Chinese orders, our duty rates will remain at 30.06% (anti-dumping duty) and 38.43% (countervailing duty). Although we have very limited sales of modules to the U.S. incorporating third country cells, such determinations may adversely affect our business flexibility in the U.S. market and our business in the U.S. may be materially and adversely impacted.

Section 201

On May 17, 2017, following receipt of a petition from Suniva, Inc., which was later joined by SolarWorld Americas, Inc., the USITC instituted a safeguard investigation to determine whether there were increased imports of CSPV products in such quantities as to be a substantial cause of serious injury, or the threat thereof, to the domestic industry producing like or directly competitive products. On September 22, 2017, the USITC determined that CSPV products are being imported into the U.S. in such increased quantities as to be a substantial cause of serious injury to the domestic industry.

On January 23, 2018, the President imposed a safeguard measure on imports of CSPV cells, whether or not partially or fully assembled into other products such as modules, consisting of (1) a 30% tariff-rate quota on imports of CSPV cells not partially or fully assembled into other products, imposed for a period of four years, with an unchanging within-quota quantity (2.5 gigawatts) and annual five percentage point reductions in the rate of duty applicable to goods entered in excess of that quantity in the second year (25%), third year (20%), and fourth year (15%); and (2) a 30% tariff on modules, imposed for a period of four years, with annual five percentage point reductions in the rates of duty in the second year (25%), third year (20%), and fourth year (15%). This safeguard measure, which became effective on February 7, 2018, applies to all countries except for certain developing country members of the World Trade Organization.

The safeguard measure may be amended or eliminated during the mid-term review, which will take place in 2020, as required by U.S. law. Specifically, at that time, the President may reduce, modify, or terminate the action taken if the President determines that: (1) the domestic industry has made a positive adjustment to import competition; (2) the domestic industry has not made adequate efforts to make a positive adjustment to import competition; or (3) the effectiveness of the safeguard action has been impaired by changed economic circumstances.

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

As of December 31, 2014, we recognized total liability for loss on inventory purchase commitments of RMB1,244.7 million relating to long-term fixed price polysilicon contracts with one supplier (“Supplier A”). The assessment is made by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. The provision was determined by using management’s best estimates of future purchase prices over the remaining terms of the contracts and applying such estimated purchase prices in the lower of cost or market evaluation. In estimating the anticipated renegotiated purchase prices, we considered the pertinent terms of each of the long-term supply contracts, the history and progress of renegotiation with the relevant vendors and the actual price concessions granted, the polysilicon market development based on available industry research data and the likelihood of achieving different levels of renegotiated prices for future periods. In addition to the estimated renegotiated purchase price, certain other key assumptions were used in measuring the loss accrual, which included but were not limited to (i) the estimated net realizable value of the PV modules manufactured from the polysilicon expected to be purchased under the long-term supply contracts, and (ii) the normal profit margin of the PV modules for purposes of estimating the replacement cost or market price under the lower of cost or market evaluation. We also considered the quantities that were required to be purchased and amounts due on take or pay arrangements, as well as the history and progress of renegotiation with the relevant vendors and the actual concessions granted in developing the amount of the estimated loss contingencies. In 2015, 2016 and 2017, we did not recognize additional contingency losses for inventory firm purchase commitment. However, due to significant fluctuation in the foreign exchange rates between Renminbi and U.S. dollars and given that the inventory purchase commitment is dominated in U.S. dollars, which is different from the functional currency of our related subsidiaries, we recognized a foreign exchange re-measurement loss of RMB77.7 million and RMB90.3 million in 2015 and 2016, respectively.

In 2013, except for the Supplier A mentioned above, we achieved significant progress in the negotiations, and purchase prices under certain of our long-term polysilicon supply contracts were close to the market price of polysilicon.

Our management has been negotiating with our other suppliers on adjusting the prices under these long-term contracts. However, in 2013, 2015, 2016 and 2017, we failed to purchase contractual volume as stated in the long-term contract with another supplier (“Supplier C”). Unlike the take or pay obligation for the Supplier A mentioned above, under the agreement with the Supplier C mentioned above, if we fail to take the full amount of the agreed annual quantity in any calendar year, we are not required to pay for the remaining annual commitment, but rather only forfeit the unutilized portion of the prepayment we made related to that year. Further, we don’t have the right to utilize this prepayment for deliveries in the following years. This supplier claimed that certain advance payments had been forfeited according to the contractual terms. In 2013, 2015, 2016 and 2017, we recognized provisions of RMB87.1 million, RMB71.3 million, RMB10.7 million and RMB3.6 million, respectively, against the forfeited advance payments. We also recognized a provision of RMB450.8 million in 2015 on the prepayment in relation to our inventory purchase commitments under the long-term contract with this supplier for the remaining contract period as we estimated that we will also fail to purchase contractual volume as stated in the long-term contract in the remaining contract period in the future. We didn’t record such provisions in 2016 and 2017. Should the results of these ongoing negotiations differ from the assessment based on which we recognized such provisions in 2013, 2015, 2016 and 2017, these provisions would need to be adjusted accordingly to reflect such a new assessment. If the prices under our current contracts remain higher than prices for polysilicon available in the market, we may incur higher polysilicon costs relative to other competitors who purchase their polysilicon from the spot market.

We have not fully performed our long-term polysilicon supply contracts on their original terms due to continuously declining market prices of polysilicon. We have successfully renegotiated pricing terms with some of our long-term polysilicon suppliers. Although we received various requests from some of our other suppliers to perform such contracts in accordance with their original terms, and notices of breach of contract, as of the date of this annual report, two of these long-term polysilicon suppliers have agreed to supply us with polysilicon at prices comparable to spot market prices under tentative arrangements and on a monthly or quarterly basis. Although we continue to negotiate with these suppliers on amending the original pricing and supply terms under these contracts, our negotiation efforts may not be successful and these suppliers may require us to perform our obligations pursuant to the contracts’ original terms and conditions. For example, two of these suppliers have sent us invoices or demand letters for failing to perform certain obligations under these long-term supply contracts. Currently, we are still in discussion with these suppliers to find an amicable solution to resolve the issues under the long-term supply contracts.

In addition, certain suppliers may bring lawsuits, request arbitrations or initiate other legal proceedings against us for damages they may have suffered from our failure to perform these contracts. For example, on December 15, 2017, we received a notice of termination from Supplier A notifying us of its decision to terminate its long-term polysilicon supply contract with us with immediate effect and claiming US$897.5 million of payments due and payable by us under the supply contract. After receiving the notice of termination, we have been in discussion with Supplier A to find an amicable solution. On April 26, 2018, however, Supplier A filed a request for arbitration of its claim against us under the supply contract with the London Court of International Arbitration. We plan to vigorously defend our rights in the arbitration proceeding while continuing to seek a mutually beneficial solution with Supplier A. However, our negotiation efforts may not be successful. We cannot assure you that Supplier A will not bring other legal action against us to enforce its rights under the contract either. While we do not expect termination of the contract to negatively affect our polysilicon procurement, we made a full impairment provision against total prepayments to Supplier A of RMB 225.4 million (US$34.5 million) for the year ended December 31, 2017 as the notice of termination and the claim raised uncertainty of the recoverability of the prepayments of the RMB225.4 million made by us. Since the negotiation is still in process with Supplier A and no mutual agreement has been reached and Supplier A filed the request for arbitration, we have made no adjustment to the reserve for the inventory purchase commitments made in prior years. Considering the effect of foreign exchange re-measurement gain of RMB 82.0 million for the year ended December 31, 2017, total amount recorded under “Reserve for inventory purchase commitments” was RMB 1,330.7 million.

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

In 2015, 2016, and 2017, our five largest suppliers in the aggregate supplied approximately 90.9%, 83.1%, and 70.7% of our total polysilicon purchases. In 2016 and 2017, we purchased the majority of our polysilicon from two vendors with which we have entered into long-term polysilicon supply contracts at prices adjusted on a monthly or quarterly basis. If we fail to develop or maintain our relationships with these or our other suppliers, we may not be able to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience cancellations of our orders, decreased revenue and loss of our market share. In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Some of our suppliers have a limited operating history and limited financial resources, and some contracts which we have entered into with these suppliers do not clearly provide for remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver to us, in a timely manner or at all, any materials that it is contractually obligated to deliver. We expect to continue to rely on third-party polysilicon suppliers for our polysilicon needs. Accordingly, any disruption in their supplies of polysilicon to us may adversely affect our business, financial condition and results of operations.

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

Until the third quarter of 2008, there had been an industry-wide shortage of polysilicon, primarily due to growing demand for PV products and limited supply of polysilicon, which resulted in increasing prices of polysilicon under both long-term supply contracts and on the spot market. From the fourth quarter of 2008 until the second quarter of 2009, as a result of increased industry-wide polysilicon manufacturing capacity and a decrease in demand for polysilicon due to the global financial crisis in 2008 and 2009, polysilicon prices decreased significantly. Although polysilicon prices rebounded between the third quarter of 2010 and the first quarter of 2011 due in part to stronger demand for PV products in certain markets, polysilicon prices again decreased significantly since the second quarter of 2011 as a result of increased polysilicon manufacturing capacity and downward price pressure exerted by lower average selling prices for PV modules. In 2012, polysilicon prices continued to decline and reached approximately US$14 per kilogram in November 2012. Since June 2013, polysilicon prices began to increase and reached approximately US$22 per kilogram until the first half of 2014. From the second half of 2014, polysilicon price began to decrease significantly and the spot market price fluctuated under US$20 per kilogram as of the date of this annual report with a historically low level close to US$12 per kilogram at the end of 2016. Since the second quarter of 2017, the polysilicon prices began to increase mainly as a result of the strong demand in China. There can be no assurance that polysilicon prices in the future will not continue to increase. To the extent that we are not able to pass on any increased costs to our customers, we may be placed at a competitive disadvantage relative to our competitors, and our business, cash flows, financial condition and results of operations may be materially and adversely affected.

In 2012, the Ministry of Commerce of the People’s Republic of China, or MOFCOM, initiated anti-dumping and anti-subsidy investigations into imports of solar-grade polysilicon originating from the United States, South Korea and the European Union. On January 20, 2014, MOFCOM issued its final determination to impose anti-dumping and anti-subsidy duties for five years on imports of solar-grade polysilicon originating from the United States and South Korea at aggregated rates ranging from 2.4% to 59.1%. On January 24, 2014, MOFCOM issued a preliminary ruling that imports of solar-grade polysilicon originating from the European Union had been subsidized at a rate of 10.7% and were sold at dumping price margins from 21.8% to 68.9%. On March 20, 2014, MOFCOM announced that it had accepted an undertaking proposal submitted by Wacker Chemie AG, an EU-based supplier of solar-grade polysilicon. According to Wacker, this undertaking agreement was effective from May 1, 2014 until the end of April 2016. The undertaking agreement specifies that MOFCOM will refrain from applying anti-dumping and anti-subsidy duties on Wacker’s products in exchange for Wacker’s undertaking that it will not sell polysilicon produced at its European plants below a specific minimum price in China. On April 29, 2016, MOFCOM decided to conducts a one-year review of EU polysilicon import duties. On April 28, 2017, MOFCOM made a final review order and recommended to Tariff Policy Committee of the State Council to implement anti-dumping and anti-subsidy measures against on imports of solar-grade polysilicon originating from the United States. According to the recommendation of MOFCOM, Tariff Policy Committee of the State Council decided to continue to impose anti-dumping and anti-subsidy duties for 18 months on imports of solar-grade polysilicon originating from EU since May 1st, 2017. A large portion of the polysilicon we use is sourced from countries that are subject to the investigations mentioned above. Therefore, any such anti-dumping or anti-subsidy duties (whether provisional or final) imposed by MOFCOM may increase our cost to produce solar modules.

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

We currently expect that our results of operations will, for the foreseeable future, continue to depend on sales of our PV modules to a relatively small number of customers until we become successful in significantly expanding our customer base or diversifying our product offerings. In 2015, 2016, and 2017, sales to our five largest customers accounted for approximately 19.4%, 10.7%, and 18.9% of our net revenues respectively. We cannot assure you that we will continue to generate significant revenues from these customers or that we will be able to maintain these customer relationships. In addition, our business and continued sales depend on the ability of our major customers to compete effectively and sell their products in the market. Any decline in our customers’ businesses could reduce their purchases of our products. The loss of any sales in respect of these customers also could have a material and adverse effect on our business, prospects and results of operations.

In addition, a significant portion of our outstanding accounts receivable derive from sales to a limited number of customers. As of December 31, 2015, 2016, and 2017, our five largest accounts receivable balances outstanding (net of provisions) accounted for approximately 27.6%, 16.3%, and 16.4% respectively, of our total outstanding accounts receivable. We are exposed to the credit risks of these customers, some of which are new customers with whom we have not historically had extensive business dealings. Any failure by these customers to meet their payment obligations to us would materially and adversely affect our financial position, liquidity and results of operations.

As a measure to reduce our operating cash requirements in 2015, 2016 and 2017, we have contracted with third parties to allow them operate more than half of our polysilicon ingot and wafer production facilities and we agree to purchase wafers so produced from the third parties. If these third parties breach their contracts with us or terminate their business relationships with us, our business, results of operations and financial condition may be materially and adversely impacted.

As a measure to reduce our operating cash requirements in 2015, 2016 and 2017, we have contracted with third parties to allow them operate more than half of our polysilicon ingot and wafer production facilities. These third parties pay us a monthly fee to operate these production facilities, pay the salaries of our staff members employed and utility expenses incurred at such facilities, produce fixed volumes of polysilicon ingots and wafers on a monthly basis, and cover all other manner of operating, ancillary, and raw material expenses of such production. As part of the arrangement, we agree to purchase all or part of the wafers so produced by said third parties based on our needs at designated prices, subject to certain adjustments under the relevant agreements.

As these third parties would provide all the working capital required for production of the polysilicon ingots and wafers, these arrangements effectively help us finance our production value chain, reduce our working capital requirements, and increase the utilization of our polysilicon ingot and wafer production facilities. Our agreements with these third parties typically have a term of one year. In 2016, 2017 and in the first quarter of 2018, no party has breached or early terminated the agreements. For agreements that have expired, we have renewed some of the agreements and signed agreements with new third parties to replace those agreements which were not renewed. We cannot assure you that we will be able to renew these agreements when they expire or that these third parties will not breach or early terminate the agreements. If any of these third parties breaches the agreement or elects to terminate their business relationships with us, we may need to resume production at these facilities with our own working capital, which will significantly increase our working capital requirements, or if we do not resume production at these facilities, the utilization rates of these production facilities may decrease. Consequently, we may not have sufficient working capital to continue in-house production of polysilicon ingots and wafers at these facilities, and we may need to recognize impairment losses on our fixed assets, including factories and equipment in such facilities. Without sufficient volumes of self-produced polysilicon wafers, we may be forced to buy wafers from third parties at expensive prices and with insufficient control over such wafers’ quality, and our unit costs for cells and PV modules could thereby increase, or else we may be forced to reduce our production volumes of cells and PV modules. The occurrence of any of these issues could materially and adversely affect our business, results of operations and financial condition.

We process cells and PV modules as an Original Equipment Manufacturer (OEM) and are thereby subject to risks associated with product liability and supply. These risks and any product liability claims may adversely impact our reputation, results of operations, financial performance and business.

Since the middle of 2015, we have experienced lower-than-expected utilization of our production capacity, which in turn has led to an increase in our unit manufacturing cost and to decreases in our in-house PV module shipments and total net revenues. To increase the utilization of our production capacity, we have entered into several agreements, or the OEM agreements, with third parties, or OEM customers, to process cells and PV modules as an Original Equipment Manufacturer (OEM). In 2015, 2016 and 2017, we generated RMB389.5 million, RMB308.4 million and RMB157.6 million, or 3.9%, 3.7% and 1.9% respectively of our total revenue, from our cells and PV module processing services.

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

We compete with both local and international producers of solar products, including PV module manufacturers such as SunPower Corporation, thin film solar module manufacturers such as First Solar, Inc. and integrated PV product manufacturers such as SolarWorld AG, Renewable Energy Corporation, Trina Solar Limited and JinkoSolar Holding Co., Ltd. Unlike other companies based overseas, our company is located in China, where PV remains a policy-driven market. The introduction, modification or phasing-out of national support schemes will heavily impact the development of the PV market and related industries, and also could significantly influence our company’s operations. Furthermore, the entire PV industry also faces competition from providers of energy from conventional and non-solar renewable sources.

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

However, the operation of large ground-mounted PV stations over the long term requires significant capital. With due consideration of China’s nationwide delay in allocating subsidies as well as our cash flow challenges, we decided to suspend new downstream development business in China from September 2015 until we regain a healthier financial position. Accordingly, we continued to accelerate the disposition of our downstream PV projects in China in order to liquidate these assets and generate more working capital from our downstream business. In 2016 and 2017, we continued selling PV projects in various stages of development. If appropriate market conditions arise in the future, we may consider resuming the development of new PV projects in China and may operate the PV projects that we develop.

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

Advance payment arrangements between us and some of our polysilicon suppliers and many of our equipment suppliers expose us to the credit risks of such suppliers and may increase our costs and expenses and cause disputes with, and damage claims from, these suppliers, which has had and may continue to have a material adverse effect on our liquidity, financial condition and results of operation.

We made advance payments to some of our polysilicon suppliers under long-term supply contracts we signed with them. We continue to renegotiate with some of our polysilicon suppliers on the purchase price of a substantial amount of polysilicon to be supplied under certain of these long-term contracts. See “—Our polysilicon costs may be higher than those of other market players due to our long-term commitment to purchase polysilicon at fixed prices, and we have failed to perform certain of our obligations under these long-term polysilicon supply contracts according to their original terms” above. If we fail to reach agreements with such suppliers on the quantities and prices of polysilicon to be supplied under those contracts, the suppliers may hold the advance payment and issue claims for further damages. As of December 31, 2015 and 2016, total balance of prepayments made to one supplier (“Supplier A”) was RMB 224.0 million and RMB 239.3 million. In 2015 and 2016, due to the anti-dumping duty and anti-subsidy investigation against Solar-Grade Polysilicon launched by the Ministry of Commerce of the People’s Republic of China, we did not make any purchases from the Supplier A under the above-mentioned long-term fixed price supply contract, which was entered into in 2011 and was effective from 2013 to 2020. We received invoices from this supplier under our take-or-pay obligation for failing to take the shipments from 2013 to 2017. On December 15, 2017, we received a notice of termination from this supplier notifying us of its decision to terminate its long-term polysilicon supply contract with us with immediate effect and claiming US$897.5 million of payments due and payable by us under the contract. As the notice of termination and the claim raised uncertainty of the recoverability of the prepayments of the RMB225.4 million made by us, we made a full impairment provision against total prepayments to Supply A of RMB 225.4 million (US$34.5 million). After receiving the notice of termination, we have been in discussion with Supplier A to find an amicable solution. On April 26, 2018, however, Supplier A filed a request for arbitration of its claim against us under the supply contract with the London Court of International Arbitration. We plan to vigorously defend our rights in the arbitration proceeding while continuing to seek a mutually beneficial solution with Supplier A. However, our negotiation efforts may not be successful. We cannot assure you that Supplier A will not bring other legal action against us to enforce its rights under the contract either.

Except for the supplier mentioned above, we also had made significant amount of prepayments to another supplier. In 2013, 2015, 2016 and 2017, we failed to purchase contractual volume as stated in the long-term contract with the latter supplier mentioned above under the supplier’s agreement. If we fail to take the full amount of the agreed annual quantity in any calendar year, we do not have to pay for the remaining annual commitment, but rather only forfeits the unutilized portion of the prepayment related to that year. This supplier claimed that certain advance payments had been forfeited according to the original terms in 2013, 2015, 2016 and 2017. (In 2014, we purchased the required amounts of polysilicon from this supplier and utilized the portion of prepayments related to 2014). Therefore, in 2013, 2015, 2016 and 2017, we recognized incremental provisions of RMB87.1 million, RMB71.3 million, RMB10.7 million, and RMB3.6 million, respectively, on the prepayment in relation to our inventory purchase commitments for those years under the long-term contract with this supplier. We also recognized a provision of RMB450.8 million in 2015 on the prepayment in relation to our inventory purchase commitments under the long-term contract with this supplier for the remaining contract period as we estimated that we will also fail to purchase contractual volume as stated in the long-term contract in the remaining contract period in the future. No such provision was recognized in 2016 and 2017. In addition, under existing contracts with many of our equipment suppliers, consistent with industry practice, we make advance payments to our suppliers prior to the scheduled dates on which certain equipment will be delivered. In many such cases, we make advance payments without receiving collateral for such payments. As a result, our claims in respect of such payments would rank as unsecured claims, which in turn would expose us to the credit risks of our suppliers in the event of their bankruptcy or insolvency. Under such circumstances, our claims against defaulting suppliers would rank below those of secured creditors, which would undermine our chances of recovering advance payments for which we did not receive any value. Accordingly, any of the above scenarios may have a material and adverse effect on our liquidity, financial condition and results of operations.

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

Currently most of our sales are denominated in U.S. dollar, Renminbi, Japanese Yen and Euro, while a substantial portion of our costs and expenses is denominated in Renminbi, Japanese Yen and U.S. dollar. In addition, we must constantly convert one currency into another in order to make payments. Therefore, fluctuations in currency exchange rates could have a significant effect on our results of operations due to mismatches among various foreign currency-denominated transactions, including sales of PV modules in overseas markets and purchases of silicon raw materials and equipment in China, and the gap in time between the signing of related contracts and receipts of cash and disbursements related to those contracts. In 2017, we recognized a net foreign currency exchange gain of RMB32.9 million (US$5.1 million), which was mainly due to the depreciation of US dollar against Renminbi because we had a net balance of financial liabilities denominated in US dollar, which was partially offset by the depreciation of Japanese Yen against Renminbi because we had a balance of net current assets denominated in Japanese Yen. We cannot predict the effect of exchange rate fluctuations on our foreign currency exchange gains or losses in the future and we will continue to be exposed to foreign currency exchange risk.

In addition, Renminbi is the functional currency for our PRC subsidiaries. Sales generated by our PRC subsidiaries which are denominated in foreign currencies need to be translated into Renminbi when they are recorded as our revenues. Therefore, any depreciation in the foreign currencies in which our sales are denominated, such as the Euro, Japanese Yen and U.S. dollar, against Renminbi will cause our reported revenues to appear lower than they otherwise would. In 2014, the depreciation of Euro, U.S. dollar and Japanese Yen against Renminbi adversely affected our total net revenues, as a majority of our PV module shipments were delivered under Euro, U.S. dollar and Japanese Yen-denominated contracts. In 2015, the depreciation of Renminbi against Euro, U.S. dollar and Japanese Yen resulted in the decrease of our foreign currency exchange loss. In 2016, the appreciation of Japanese Yen and Euro against Renminbi resulted our foreign currency exchange gain because we had a net balance of financial assets denominated in Japanese Yen and Euro, which was partially offset by the currency exchange loss caused by the depreciation of Renminbi against the U.S. dollar in 2016 because we had a net balance of financial liabilities denominated in U.S. dollar. In 2017, depreciation of US dollar against Renminbi resulted our foreign currency exchange gain because we had a net balance of financial liabilities denominated in US dollar, which was partially offset by the depreciation of Japanese Yen against Renminbi because we had a balance of net current assets denominated in Japanese Yen. However, we cannot predict the trend of future exchange rate fluctuations of Renminbi against other currencies and any further depreciation in foreign currencies in which our sales are denominated against Renminbi may continue to materially and adversely affect our revenues and results of operations.

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

We also are exploring ways to improve our PV module products. Additional research and development efforts will be needed before our products in development may be manufactured and sold at a commercially viable level. We cannot assure you that such efforts will improve the efficiency of manufacturing processes or yield new products that are commercially viable. In addition, any failure to realize the intended benefits of our product development initiatives could limit our ability to keep pace with rapid technological changes in the industry, which in turn would hurt our business and prospects. For example, in order to meet increasing demand for our products and further drive down costs through increased cell conversion efficiency and manufacturing on a larger scale, we started to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells, in June 2009 and are exploring various PANDA branded PV products. We may not be able to overcome all of the technical challenges involved in the process of commercializing new technologies developed from Project PANDA. We also may not be able to maintain or further improve the cell conversion efficiency rate that we have already achieved. In addition, we have limited experience with customer demands in the monocrystalline PV market and may not be able to adapt to the conditions in this market. Established and more experienced competitors in the monocrystalline PV market may possess superior technology and have brand names that are better known than ours. If we fail to continue commercializing our monocrystalline PV technology successfully, or are unable to operate competitively in the monocrystalline market, we may not be able to recover the cost of our investments, which may have a material and adverse effect on our business, financial condition, results of operations and prospects.

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

The manufacture of PV modules and PV systems is a highly complex process. Disruptions or deviations in one or more components of the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in no output. Historically, we from time to time experienced lower-than-anticipated manufacturing output during the ramp-up period of our production lines. This often occurred during the production of new products, the installation of new equipment or the implementation of new process technologies. In addition, we may not able to achieve full utilization of our production facilities due to market and other financial reasons. For example, in the fourth quarter of 2012, due to challenging conditions in the solar market and a continuing decline in average selling prices of PV modules, we recognized an impairment of long-lived assets of Fine Silicon in an amount of RMB200.5 million and a loss of RMB61.7 million related to disposal of certain equipment. In 2015, 2016, and 2017, we recognized a non-cash impairment charge of RMB3,804.1 million, RMB1,277.4 million, and RMB1,897.3 million respectively for property, plant and equipment, which was primarily due to lower-than-expected utilization of certain production facilities during certain quarters of 2015, the significant drop in selling price in late 2016, and the lower gross margin and continuous decrease of average selling price in 2017 respectively. In addition, in 2017, we also recorded an impairment loss of RMB144.9 million for project assets, primarily as a result of lower than expected power output of our certain solar power stations. These non-cash charges significantly and adversely affected our results of operations in the relevant periods. If we bring additional lines or facilities into production in the future, we may operate at less than optimal capacity during the ramp-up period and produce less output than expected. Any of these would result in higher marginal production costs which could have a material and adverse effect on our profitability.

Unsatisfactory performance of or defects in our products may cause us to incur additional warranty expenses, damage our reputation and cause our sales to decline.

Before September 30, 2011, our PV modules typically were sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. Starting from October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nominal power output for 10 years, and 80.7% of nominal power output for 25 years for multicrystalline PV modules, and to guarantee 98.0% of nominal power output for the first year, 92.0% of nominal power output for 10 years, and 82.0% of nominal power output for 25 years for monocrystalline Panda PV modules. On September 1, 2014, we updated our warranty terms to guarantee 91.2% of nominal power output for 10 years and 80.7% of nominal power output for 25 years for multicrystalline PV modules, and to guarantee 98.0% of nominal power output for the first year, 92.2% of nominal power output for 10 years, and 82.4% of nominal power output for 25 years for monocrystalline Panda PV modules. In addition, we also provided our multicrystalline PV modules and monocrystalline Panda PV modules with a linear-based warranty that guarantees each year’s power output during the twenty-five-year warranty period. In 2012, we entered into a module performance warranty insurance agreement with Munich Re’s specialty primary insurers. According to the agreement, both we and Munich Re could provide additional economic security for large-scale commercial and utility project developers, investors and debt providers during the period from October 1, 2012 to September 30, 2013 in connection with our multicrystalline PV modules. In December 2013, we entered into a similar module performance warranty insurance agreement with another insurance company for the same scope of beneficiaries for 2014, and renewed the agreement in March 2015, January 2016, January 2017 and January 2018 for the same scope of beneficiaries for 2015, 2016, 2017 and 2018, respectively. Nevertheless, we bear the risk of warranty claims long after we have sold our products and recognized revenues. We have only sold PV modules since January 2003, and none of our PV modules has been in use for the entire duration of its warranty period. As of December 31, 2015, 2016 and 2017, our accrued warranty costs amounted to RMB792.1 million, RMB841.8 million, and RMB899.7 million (US$138.3 million) respectively. Moreover, because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate. Since our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty for our products will be adequate in light of our products’ actual performance. If we experience a significant increase in warranty claims, we may incur significant repair and replacement costs associated with such claims. Furthermore, widespread product underperformances or failures will damage our reputation and customer relationships and may cause our sales to decline, which in turn could have a material and adverse effect on our financial condition and results of operations.

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

We identified a material weakness in our internal control over financial reporting as of December 31, 2017 and concluded that our internal control over financial reporting was not effective as of December 31, 2017. The material weakness was that we lacked sufficient accounting and financial reporting personnel to formalize and carry out key controls over the reporting process with respect to certain significant and complex accounting assessments and preparation of our financial statements based on U.S. GAAP and SEC reporting requirements. While we plan to remediate this material weakness (please refer to “Item 15. Controls and Procedures”), we cannot assure you that we will be able to achieve and maintain the adequacy of our internal control over financial reporting in a timely manner.

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

We require many of our customers to make an advance payment representing a small percentage of their orders, which is a business practice that help us manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we need to finance our working capital requirements. We cannot assure you that in the future our customers will not cease adhering to this practice. If our customers were to cease making prepayments to us at the time of their orders, we may not be able to secure additional financing on a timely basis or on terms acceptable to us, or at all. Currently, a significant portion of our revenue derives from credit sales to our customers, generally with payments due within four months after shipment. As a result, any future decrease in the use of cash advance payments by our customers may negatively impact our short-term liquidity and, coupled with increased credit sales to a small number of major customers, may expose us to additional and more concentrated credit risk. This is because a significant portion of our outstanding accounts receivable derives from sales to a limited number of customers. As of December 31, 2015, 2016 and 2017, our five largest accounts receivable balances outstanding accounted for approximately 27.6%, 16.3%, and 16.4% respectively, of our total outstanding accounts receivable. The failure of any of these or other customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. Besides, from time to time we may need to commence legal proceedings in order to recover accounts receivables from customers, which also may increase our cost. Although we have been able to maintain adequate working capital primarily through short-term borrowing, our prior convertible senior notes offering, follow-on offering and medium-term notes offering, other debt issuances and long-term bank borrowings, any failure by our customers to settle outstanding accounts receivable in the future could materially and adversely affect our cash flow, financial condition and results of operations.

Our principal shareholder has significant influence over our management and their interests may not be aligned with our interests or the interests of our other shareholders, including holders of our ADSs.

The family trust of Liansheng Miao, the chairperson of our board of directors and our chief executive officer, controls and beneficially owns 100% of the equity interests in Yingli Power. Yingli Power, in turn, currently beneficially owns approximately 29.01% of our ordinary shares outstanding. Yingli Power has significant influence over us, including on matters relating to mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. The interests of Yingli Power may conflict with our interests or the interests of our other shareholders, including holders of our ADSs.

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

We adopted a stock incentive plan in December 2006, or the 2006 stock incentive plan. Our board of directors approved the 2006 stock incentive plan in April 2007, and in May 2007 our shareholders approved the first amendment to the 2006 stock incentive plan in order to increase the number of ordinary shares which we are authorized to issue under the 2006 stock incentive plan. The second amendment to the 2006 stock incentive plan was approved by our board of directors in July 2009 and by our shareholders in August 2009. This second amendment again increased the number of ordinary shares which we are authorized to issue under the 2006 stock incentive plan. Under the 2006 stock incentive plan, as amended, we may grant to our directors, employees and consultants up to 2,715,243 restricted shares and options to purchase up to 10,030,195 of our ordinary shares. As of April 30, 2018, we have granted to four executive officers, 671 employees and 4 independent directors options to purchase 5,687,835 ordinary shares in the aggregate (excluding forfeited and cancelled options) and an aggregate of 2,631,268 restricted shares (excluding forfeited restricted shares) to DBS Trustee Limited, or the trustee, for the benefit of 4 executive officers and 77 employees and non-employees. See “Item 6.B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — 2006 Stock Incentive Plan”. We account for compensation costs for all share-based awards, including share options granted to our directors and employees, using a fair-value based method. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness to us of having such an incentive plan. However, as share options are an important tool to recruit and retain qualified and desirable key personnel, we may not be able to attract and retain such key personnel if we were to reduce the scope of our stock incentive plan.

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

As of the date of this annual report, we have been granted 1,841 patents and currently are applying for 65 patents. Aside from know-how available in the public domain, we have developed in-house unpatented technical know-how that we use to manufacture our products. Many elements of our manufacturing processes involve proprietary know-how, technology or data, either developed by us in-house or transferred to us by our equipment suppliers. Such proprietary know-how, technology and data are not covered by patents or patent applications, and include manufacturing technologies and processes and production line and equipment designs. We rely on a combination of laws and regulations pertaining to patent, trademark, anti-unfair competition and trade secret rights, as well as nondisclosure agreements and other methods, to protect our intellectual property rights. Nevertheless, these measures provide only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or other of our intellectual property rights, which could have a material and adverse effect on our business, financial condition or results of operations. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to protect our trade secrets or to determine and enforce the validity and scope of the proprietary rights of us or of other rights holders. We cannot assure you that the outcome of any such potential litigation will be in our favor. Such litigation may be costly and may divert the attention of our management as well as our other resources away from our business. In addition, we have no insurance coverage against litigation costs and would have to bear all costs arising from such litigation to the extent that we are unable to recover them from other parties. An adverse determination in any such litigation could result in the loss of one or more of our intellectual property rights and may materially and adversely harm our business, prospects and reputation.

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

For example, in October 2013, we received notice of an antitrust lawsuit filed by Energy Conversion Devices Liquidation Trust, or ECD, through its liquidating trustee, against us and two other China-based photovoltaic panel manufacturers in the U.S. District Court of the Eastern District of Michigan. On April 18, 2014, we and our co-defendants (Suntech America, Inc., Trina Solar Ltd. and Trina Solar (U.S.) Inc.) filed a joint motion to dismiss all of ECD’s claims. On October 31, 2014, the U.S. District Court of the Eastern District of Michigan granted the joint motion dismissing all claims. ECD brought a motion for reconsideration, which was denied on August 20, 2015. ECD brought two separate motions, in December 2014 and August 2015, each to alter or amend the judgment and for leave to file an amended complaint, both which were denied by September 2015. ECD appealed to the U.S. Court of Appeals for the Sixth Circuit, which unanimously affirmed the trial court’s dismissal of ECD’s claims in August 2016. ECD filed a petition for a writ of certiorari to the U.S. Supreme Court, which was denied on April 17, 2017, ending the litigation.

In May and June 2015, two individual plaintiffs respectively filed purported class action securities fraud lawsuits against us, our chairperson and chief executive officer, Mr. Liansheng Miao, and our director and chief financial officer, Mr. Yiyu Wang, in the U.S. District Court for the Central District of California, both alleging, among other things, that we made false and misleading statements and failed to disclose certain material financial information. In October 2015, the cases were consolidated, and the court appointed lead plaintiffs and lead counsel. In November 2015, lead plaintiffs filed a consolidated complaint. The complaint contended that we and certain of our officers and directors made false or misleading statements between December 2, 2010 and May 15, 2015 regarding (i) the Chinese government’s Golden Sun program, which provided subsidies for solar projects in China; and (ii) our accounts receivable attributable to Chinese customers. The complaint asserted a claim against our company for violation of Section 10(b) of the Securities Exchange Act of 1934. The complaint also asserted a claim against Mr. Miao, Mr. Wang, and Mr. Zongwei “Bryan” Li for violation of Section 20(a) of the Exchange Act. In December 2015, we filed a motion to dismiss the consolidated complaint, and, on May 10, 2016, the court granted that motion with leave to amend. On June 24, 2016, lead plaintiffs filed an amended complaint, again alleging that, between December 2, 2010 and May 15, 2015, Yingli’s officers made false or misleading statements regarding Golden Sun and accounts receivables. On August 8, 2016, we filed a motion to dismiss the amended complaint, and, on March 15, 2017, the court dismissed the amended complaint with leave to amend. The plaintiffs filed a second amended complaint on April 24, 2017. On May 26, 2017, we filed a motion to dismiss the second amended complaint. On August 15, 2017, the court issued an order dismissing the action against our company with prejudice and ordering the plaintiffs to show cause why the court should not dismiss the individual defendants based on the plaintiffs’ failure to timely serve the individuals. Plaintiffs filed a response on August 18, 2017 stating that they do not oppose dismissal of the individual defendants without prejudice. On August 21, 2017, the court issued an order dismissing the individual defendants without prejudice. Also on August 21, 2017, the court issued a judgment dismissing plaintiffs’ claims on the merits and awarding costs to our company. On September 15, 2017, the plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Ninth Circuit. On April 4, 2018, the parties reached an agreement to settle the action on a class-wide basis for US$1.2 million, plus the costs of administering the settlement, subject to the execution of a definitive settlement agreement and court approval.

As we previously announced on September 1, 2017, one of the holders (the “Note Holder”) of 2011 MTNs and 2010 MTNs filed a lawsuit against Tianwei Yingli in the People's Court of Jianye District of Nanjing City to recover the amount due under such MTNs. The principal amount of the MTNs held by the Note Holder is alleged to be RMB65.7 million, representing approximately 3.7% of the total amount of the 2011 MTNs and 2010 MTNs that are still outstanding. The Note Holder claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB74.4 million and bear costs relating to the lawsuit. Tianwei Yingli has been vigorously defending its rights in court while continuing to seek a mutually beneficial solution out of court. Tianwei Yingli objected to the jurisdiction of the People's Court of Nanjing Jianye District, and after the objection was overruled, appealed the decision to Nanjing Intermediate People’s Court. On January 12, 2018, we received the verdict from Nanjing Intermediate People’s Court, ruling that the People's Court of Nanjing Jianye District shall have jurisdiction over this dispute.

On 29th of March, 2018, Yingli China, one of our major subsidiaries, received a notice from local court, informing us that one of financial creditors of Yingli China filed a lawsuit against Yingli China, claiming Yingli China should immediately repay its outstanding loan to the financial creditor, with a full amount of RMB 106 million, including the principal of RMB 98 million and the interest of RMB 8.37 million. Yingli China will vigorously defend its rights in court while continuing to seek a mutually beneficial solution out of court.

See “Item 8.A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings”.

In the past years, we signed several agreements and amendments with a supplier to provide certain service for us. Due to certain quality control issues related to the supplier and substantial changes in the market, we and this supplier had disputes over the performance of the contracts and our payments of accounts receivable to the supplier. In May 2013, the supplier informed us that it would like to cease the recovery service and claimed compensation. In July 2014, we filed litigation against this supplier for breach of contract and claimed damages against this supplier. In September 2015, the supplier also filed litigation against us for the default in performance of contract and claimed compensation. The Provincial High People’s Court consolidated these two disputes in January 2016, in accordance with our request. At the end of December 2016, the court issued judgments as to these two disputes and we were informed of the judgments in January 2017, in which the court ruled that the agreements and amendments with the supplier shall be rescinded, and we shall pay compensation to the supplier with the total amount of RMB 59 million. All other claims of us and the supplier were rejected. After that, both we and the supplier appealed to the Supreme People’s Court. Nevertheless, considering the uncertainties involved in the appeals process, we made a provision of RMB59 million in the year ended December 31, 2016, representing the entire amount awarded to the supplier by the initial judgment from the Provincial High People’s Court. The Supreme People’s Court scheduled a hearing on 25th of October, 2017. After the hearing, the Court granted its decision on 30th of December, 2017, affirmed the original judgment from The Provincial High People’s Court.

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

Any failure to develop appropriate internal organizational structures, effective internal controls and systems to monitor and manage risks relating to our business operation could result in a material and adverse effect on our business, prospects, financial condition and results of operations.

Significant management resources must be expended to develop and implement appropriate structures for our internal organization and flows of information, effective internal controls and systems to monitor and manage risks relating to our business operation. It is challenging for us to hire, integrate and retain qualified employees in certain key areas of operations, such as engineers and technicians who are familiar with the PV industry. In addition, disclosure and other ongoing obligations associated with our being a public company further increase the challenges faced by our finance, legal and accounting teams. It is possible that our existing systems for monitoring and managing risk could prove inadequate. If we fail to develop and implement appropriate structures for our internal organization and flows of information, effective internal controls and systems to monitor and manage risk, we may not be able to identify unfavorable business trends, administrative oversights or other risks that could materially and adversely affect our business, prospects, financial condition and results of operations.

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

Moreover, we started manufacturing without having completed certain examination and acceptance procedures required by relevant regulations. Our failure to pass these examination and acceptance procedures before commencing manufacturing may subject us to penalties, such as monetary fines or suspension of our business operations. Moreover, on March 6 and March 12, 2014, Hainan Yingli received notices from the Department of Land, Environment and Resources of Hainan Province, or Hainan LER Department, and the Haikou Municipal Environmental Protection Bureau, respectively, requesting Hainan Yingli to (i) suspend partially its production lines, and (ii) apply for new environmental impact assessments for the increase in its production capacity due to equipment upgrades. See “Item 4.B. Business Overview — Environmental Matters”. On May 16, 2014, Hainan Yingli obtained trial production permits from Hainan LER Department, and on October 29, 2014, Hainan LER Department approved our application for new environmental impact assessments. On December 12, 2014, Hainan Yingli obtained a Pollutant Discharge Permit from Hainan LER Department which was valid until December 12, 2015. On March 26, 2015, Hainan Yingli received a notice from the Haikou Municipal Environmental Protection Bureau, demanding payment of an environmental penalty of RMB62,630.40, and Hainan Yingli paid the penalty amount in full in April 2015. On December 12, 2015, Hainan Yingli obtained a renewed Pollutant Discharge Permit from Hainan LER Department which will be valid until December 22, 2017. On November 2016, Hainan Yingli received notices from the Department of Ecology and Environment Protection of Hainan Province and Haikou Municipal Environmental Protection Bureau for its failure to meet the requirements for waste acid and pollutant discharge, demanding payment of environmental penalties in the total amount of RMB0.4 million and Hainan Yingli paid the penalty amount in full in December 2016. On October 19, 2017, Hainan Yingli received notices from Haikou Municipal Environmental Protection Bureau for its failure to meet the requirements for waste water, demanding payment of environmental penalty of RMB19,344.5, and Hainan Yingli paid the penalty amount in full within the required time. On December 18, 2017, Hainan Yingli received notices from Haikou Municipal Environmental Protection Bureau for its failure to meet the requirements for waste gas, demanding payment of environmental penalty of RMB0.4 million, and Hainan Yingli paid the penalty amount in full within the required time. Based on communication with local authorities, because the solar industry was not in the List of Classified Management of Pollutant Discharge Permit on Stationary Pollution Source, published by Ministry of Environmental Protection of the People’s Republic of China on July 28, 2017, Hainan Yingli was not required to apply for the Pollutant Discharge Permit since 2017. However, we cannot assure that Hainan Yingli will not be required to apply for the Pollutant Discharge Permit in the future.

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

Registered public accounting firms in China, including our independent registered public accounting firm, are not permitted to be inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

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

In addition, we cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, the growth rate of China’s gross domestic product has slowed down in recent years, from 6.9% in 2015 to 6.7% in 2016. Although the rate slightly increased to 6.9% in 2017, the Chinese government has set the expected gross domestic product growth rate at 6.5% for 2018. We cannot assure you that the various macroeconomic measures, monetary policies and economic stimulus package adopted by the PRC government to guide economic growth and the allocation of resources will be effective in sustaining the rapid growth rate of the Chinese economy.

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

As a Sino-foreign equity joint venture, Tianwei Yingli also is required each year to set aside a percentage, as decided by its board of directors, of its after-tax profits based on PRC accounting standards to its reserve fund, enterprise development fund and employee bonus and welfare fund. As of December 31, 2017, such restricted reserves of Tianwei Yingli amounted to RMB236.9 million (US$36.4 million).

As a foreign investment enterprise, Yingli China is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital, and to set aside a certain amount of its after-tax profits each year, if any, to its employee bonus and welfare fund. These reserves may not be distributed as cash dividends. As of December 31, 2017, such restricted reserves of Yingli China amounted to RMB183.9 million (US$28.3 million).

As a PRC domestic company, Hainan Yingli is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital. These reserves may not be distributed as cash dividends. As of December 31, 2017, such restricted reserves of Hainan Yingli amounted to RMB56.1 million (US$8.6 million).

As a PRC domestic company, Tianjin Yingli is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital. These reserves may not be distributed as cash dividends. As of December 31, 2017, such restricted reserves of Tianjin Yingli amounted to RMB9.7 million (US$1.5 million).

As a PRC domestic company, Lixian Yingli is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital. These reserves may not be distributed as cash dividends. As of December 31, 2017, such restricted reserves of Lixian Yingli amounted to RMB2.0 million (US$0.3 million).

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

The market price for our ADSs has been highly volatile in the past and declined significantly in recent years. Since the ADSs became listed on the NYSE on June 8, 2007, the trading prices of the ADSs, after retroactively adjusted to reflect the current ADS-to-ordinary share ratio of one ADS to ten ordinary shares, had ranged from US$1.49 to US$414.0 per ADS.

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

In February 2017, we received another notice from the NYSE informing us of our non-compliance with the continued listing standards because our average market capitalization had been less than US$50 million over a consecutive 30 trading-day period and our last reported shareholders’ equity was less than US$50 million. In order to maintain continued listing on the NYSE, we submitted a plan to the NYSE demonstrating how we intend to regain compliance with the NYSE’s continued listing standards within eighteen months of the notification from NYSE. On June 8, 2017, NYSE officially informed us that NYSE has granted us an 18-month extension until August 9, 2018 to regain compliance with the NYSE’s continued listing standards. While we are trying our best to improve our operation situation and financial results, our average market capitalization over a consecutive 30 trading-day period has further declined to US$31.2 million as of April 26, 2018, and it has become increasingly unlikely that we can regain compliance before August 2018.

The last reported trading price of our ADSs on April 26, 2017 was US$1.85 per ADS.

The price of our ADSs may continue to decline significantly in response to factors including the following:

•	the delisting of our ADSs from the New York Stock Exchange, which will happen if we fail to regain compliance with NYSE’s continued listing requirements before August 2018, and may happen earlier if NYSE decide to initiate suspension and delisting procedures for our ADSs before August 2018;

•	announcement of any debt restructuring plan that causes us to lose substantially portion or all of our business and assets or leave no residual value for our shareholders;

•	announcements of any significant change in our business, financial condition and results of operations;

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial projections or estimates about our financial or operational performance by securities research analysts;

•	changes in the economic performance or market valuations of other PV technology companies;

•	addition or departure of our executive officers and key research personnel;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

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

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions of the United States. In particular, the Cayman Islands have a body of securities laws that is less developed than that of the United States. In addition, some U.S. states, such as Delaware, have bodies of corporate law that are more fully developed and judicially interpreted than those of the Cayman Islands. As a result of all of the above, shareholders of a Cayman Islands company may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a company incorporated in a jurisdiction of the United States. For example, contrary to the general practice of most corporations incorporated in the United States, Cayman Islands law does not require that shareholders approve sales of all or substantially all of a company’s business and assets, which may occur in the debt restructuring that we are working on. The limitations described above also will apply to the depositary who is treated as the holder of the shares underlying your ADSs.

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

 In addition to Tianwei Yingli, we also have established or acquired subsidiaries in strategic locations across the PRC, including Haikou, Tianjin, Hengshui, Beijing, Suzhou, and Shenzhen to manufacture, assemble or sell PV modules and systems and ancillary materials. In December 2016, Yingli China entered into an agreement with Hainan NCI, the non-controlling interest holder of Hainan Yingli, to acquire 4.25% equity interest of Hainan Yingli. Contemporaneously, Yingli China together with Hainan Yingli signed an agreement with Hainan NCI to dispose all of their equity interest of 26.53% in Hainan Tianneng to Hainan NCI. In addition to the two agreements mentioned above, Hainan NCI, Hainan Tianneng, Yingli China and Hainan Yingli also signed an agreement to net off the payables and receivables among each other. As a result, Yingli China’s equity interests in Hainan Yingli increased from 95.75% to 100%.

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

Our principal executive offices are located at No. 3399 Chaoyang North Street, Baoding, Hebei Province, People’s Republic of China. Our telephone number at this address is (86 312) 8929-787 and our fax number is (86 312) 8929-800. Our agent for service of process in the United States is located at Cira Center 2929 Arch Street, Suite 1175, Philadelphia, PA 19104, USA. Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

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

Overview

We are one of the world’s leading solar panel manufacturers, and our manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly.  Currently, we believe that our theoretical annual manufacturing capacity can reach a maximum of approximately 3,400 megawatts for ingot and wafer, approximately 3,900 megawatt for PV cells and approximately 4,200 megawatts for PV modules as of the date of this annual report, mainly due to improvement of production efficiency and conversion efficiency of PV cells as a result of the technological innovations and equipment upgrades. Our products and services substantially cover the entire PV industry value chain, ranging from crystalline polysilicon ingots and wafers, PV cells and PV modules to the manufacture and installation of PV systems, and starting from 2012, to the development and operation of solar projects. We believe that we are one of the leading PV companies in the world to have adopted a vertically integrated business model. Our end-products include PV modules and PV systems of different sizes and power output. We sell PV modules under our own brand names, Yingli and Yingli Solar, to PV system integrators and distributors located in various markets around the world, including China, Japan, India, the United States, Europe, Turkey, Australia, Latin Americas and Middle East, etc.

Our Products and Services

Our products and services include the manufacture of polysilicon ingots and wafers, PV cells, PV modules and integrated PV systems and the development and operation of solar projects, which encompass substantially the entire PV industry value chain, with the manufacture of polysilicon feedstock being the only significant exception.

Polysilicon Ingots and Wafers

A polysilicon ingot is formed by melting, purifying and solidifying polysilicon feedstock into a brick-shaped ingot. The polysilicon ingots are then cut into blocks. The polysilicon blocks are then sliced into wafers. Thinner wafers enable a more efficient use of polysilicon, and lower the cost per watt of power produced. In 2017, we and the third parties who operated more than half of our polysilicon ingot and wafer production facilities under certain contracts with us as described below applied the diamond wire-sawing technology and upgraded all the wafer cutting equipment in order to further reduce production cost.

Since the middle of 2015, we have experienced lower-than-expected utilization of our production capacity because we did not have sufficient working capital to maintain the full utilization of production facilities as a result of the tight cash flow. This tight cash flow is partially due to our repayment of three-year unsecured medium-term notes in the principal amount of RMB1.2 billion when they matured in May 2015, and our repayment of 70%, or RMB700 million, of five-year unsecured medium-term notes in the principal amount of RMB1.0 billion when they matured in October 2015. As a measure to reduce our operating cash requirements in 2015, 2016 and 2017, we have contracted with third parties to allow them operate more than half of our polysilicon ingot and wafer production facilities. These third parties pay us a monthly fee to operate these production facilities, pay the salaries of our staff members employed and utility expenses incurred at such facilities, produce fixed volumes of polysilicon ingots and wafers on a monthly basis, and cover all other manner of operating, ancillary, and raw material expenses of such production. As part of the arrangement, we agree to purchase all or part of the wafers so produced by said third parties based on our needs at designated prices, subject to certain adjustments under the relevant agreements. As these third parties would provide all the working capital required for production of the polysilicon ingots and wafers, these arrangements effectively help us finance our production value chain, reduce our working capital requirements, and increase the utilization of our polysilicon ingot and wafer production facilities. Our agreements with these third parties typically have a term of one year. We cannot assure you that we will be able to renew these agreements when they expire or that these third parties will not breach or early terminate the agreements.

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

For example, we have commercialized 600 megawatts of monocrystalline production capacity for each of monocrystalline ingots and wafers, cells and modules in Baoding, Hebei Province. These production lines are designed to produce next-generation high efficiency monocrystalline PV cells based on the technology developed through Project PANDA, a collaboration project among us, the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells. We achieved an average cell conversion efficiency rate of 21.2% on the PANDA commercial production lines in 2017. In addition, we also have a pipeline of technology development projects, such as the black silicon, IBC (Interdigitated back contact), TOPCon (Tunnel Oxide Passivated Contact), and Ion Implantation.

We generally use all of our PV cells (except certain low efficiency PV cells) in the production of our PV modules. However, in 2015, 2016 and 2017, we entered into agreements to process PV cells for third parties as an Original Equipment Manufacturer (OEM) in order to improve the utilization rate of our production capacities. In 2015, 2016 and 2017, we generated RMB389.5 million, RMB308.4 million and RMB157.6 million, or 3.9%, 3.7% and 1.9% respectively of our total revenue, from our cells and PV module processing services.

PV Modules

A PV module is an assembly of PV cells that are electrically interconnected, laminated and framed in a durable and weatherproof package. In 2015 and 2016, in order to improve the utilization rate of our production capacities, we entered into agreements to process PV modules for third parties as OEM. Our own PV modules are generally made with a frame design. However, in 2016, we commercialized the frameless PANDA Bifacial module, which integrates the technology of PANDA n-type monocrystalline PV cells and is made of two layers of 2.5mm thick low-iron tempered glass, replacing the conventional back sheet and glass structure. In addition, the PANDA Bifacial module can generate power not only from the front side, but also from the rear side by making use of the reflected photons that hit the module on the back side, depending on the environmental condition of installation. The PANDA Bifacial module has received China General Certification Centre’s (“CGC”) FRONTRUNNER Program certification in the end of 2016, which was the first FRONTRUNNER Program certification to module that can generate power by both the front and rear sides in China. In addition, we also put the multi-crystalline black silicon series module and Smart Hot-Spot Free series module in mass production in the second quarter of 2017. The power output of the new generation multi-crystalline black silicon module is 1.5% higher than that of traditional multi-crystalline module while its strong low irradiance response could increase the system power generating capacity. Meanwhile, the lower wafer reflectivity by applying new texturing technique improved the appearance of multi-crystalline black silicon module. The Smart Hot-Spot Free module is the first type of module in the industry that applied the bypass design for each cell to avoid the hot spot effect and its capability of anti-shielding is improved significantly. Compared with conventional modules, the use of Smart Hot-Spot Free module for anti-shielding can increase the system power generating capacity by 1% with the same installation spacing, or save land by 25% with the same amount of generated electricity. In early 2018, we commercialized the new generation product: multi-crystalline 12 busbars panel. The multi-crystalline 12 busbars products utilized multi-busbars design to reduce the silver paste consumption during the processing of PV cells and improve the conversion efficiency of PV cells. The multi-busbar design can also decrease the risk of the cell micro-cracks and fingers broken, bringing the products a higher durability. In addition, the products adopted advanced glass featuring a unique anti-reflective coating that directs more light on the PV cells, resulting in a higher energy yield. Generally, power output of 60 cells multi-crystalline 12 busbars panel can reach up to 285 watts in mass production, representing an increase of approximately 5-7 watts compared to Yingli’s traditional multi-crystalline panels. And the products have got certificates of Ammonia and PID test from TÜV SÜD to poof its liability.

A majority of our own PV modules are made with PV cells produced by us and have output ranging from 250 to 385 watts. The following table sets forth the major types of modules produced by us:

Dimensions	Weight	Maximum Power	Optimum Operating Voltage
(mm X mm)	Kilograms	Watts	Volts
1640 X 990	18.5	250 - 275	31
1960 X 990	25.5	310 - 335	37.6
1640 X 990	18.5	270 - 290	31.9
1960 X 990	25.5	325 - 350	38.6
1664 X 998	24.5	305 - 325	32.5
1658 X 992	23	305 - 325	32.5
1981 X 998	29.2	365 - 385	37.5
1975 X 992	27.5	365 - 385	37.5

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

Manufacturing

We started producing PV modules in 2002 and started producing polysilicon ingots and wafers in October 2003 and PV cells in March 2004. In spite of great difficulties due to challenging cash conditions in recent years, our company has continued to invest in technological innovations at all levels of our operation and progressive equipment upgrade. For example, our company and the third parties who operated more than half of our polysilicon ingot and wafer production facilities under certain contracts applied the diamond wire-sawing technology and upgraded all the wafer cutting equipment on production lines. Through the technological innovations and equipment upgrades, our production efficiency and conversion efficiency of PV cells had been improved significantly. Thereafter, we believe that our theoretical annual manufacturing capacity can reach a maximum of approximately 3,400 megawatts for ingot and wafer, approximately 3,900 megawatt for PV cells and approximately 4,200 megawatts for PV modules as of the date of this annual report. We generally use our polysilicon wafers and PV cells as materials in the production of our own PV modules. However, since mid- 2015, we have experienced lower-than-expected utilization of our production capacity due to tight cash flow, and accordingly, we have contracted with third parties to allow them operate more than half of our polysilicon ingot and wafer production facilities and purchase all or part of the wafers so produced by said third parties based on our needs at designated prices, subject to certain adjustments under the relevant agreements. In addition, in 2015. 2016 and 2017, we entered into agreements to process PV cells and PV modules for third parties as an Original Equipment Manufacturer (OEM). These collective efforts have led to increases in capacity utilization rate of 55% in the second quarter of 2015 to more than 80% in the fourth quarter of 2015, and helped our company maintain an overall capacity utilization rate of approximately 60% in the fourth quarter of 2016, and approximately 70% in the second quarter and fourth quarter of 2017 despite more challenging cash conditions.

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

Manufacturing Capacity

In spite of great difficulties due to challenging cash conditions in recent years, our company has continued to invest in technological innovations at all levels of our operation and progressive equipment upgrade. For example, our company and the third parties who operated more than half of our polysilicon ingot and wafer production facilities under certain contracts applied the diamond wire-sawing technology and upgraded all the wafer cutting equipment on production lines. Through the technological innovations and equipment upgrades, our production efficiency and conversion efficiency of PV cells had been improved significantly. Thereafter, we believe that our theoretical annual manufacturing capacity can reach a maximum of approximately 3,400 megawatts for ingot and wafer, approximately 3,900 megawatt for PV cells and approximately 4,200 megawatts for PV modules as of the date of this annual report. Our production facilities are located in Baoding and Hengshui, Hebei Province, Haikou, Hainan Province and Tianjin.

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

 In addition, in 2017, we completed the restructure of sales network in Europe and reset up our European headquarters in Madrid, Spain. The purpose of the restructure is to centralize all operations of Europe, through a full integrated operations and strategic business activities on a pan-European level, across core key markets, thanks to a qualified team with a success track record within the group in the last decade.

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

In 2016 and 2017, we purchased the substantial majority of our raw materials and other consumables (other than polysilicon) from Chinese suppliers. Where possible, we seek to procure raw materials and other consumables from suppliers with proven quality and cost advantages. To more effectively control the purchasing cost of raw materials, since 2016 we implemented a public bidding system in selecting qualified suppliers who meet our requirements.

Polysilicon is the most important raw material used in our production process. Due to growing global demand for polysilicon, polysilicon prices had increased substantially over the past few years until the fourth quarter of 2008. From the fourth quarter of 2008 to the second quarter of 2009, as the result of increased polysilicon manufacturing capacity and decreased demand for polysilicon due to the global financial crisis in 2008 and 2009, the price of polysilicon decreased significantly. Although the polysilicon price rebounded between the third quarter of 2010 and first quarter of 2011 due to the recovery of demand for PV products in certain markets, the polysilicon price has decreased significantly starting from the second quarter of 2011 as the result of increased polysilicon manufacturing capacity for polysilicon and downward price pressure from the decreasing average selling prices of PV modules. In 2012, polysilicon prices continued to decline and reached a historical low of approximately US$14 per kilogram in November 2012. Partly due to China’s anti-dumping and anti-subsidy investigations against U.S., South Korean and European polysilicon manufacturers, polysilicon prices rebounded slightly since December 2012. Since June 2013, polysilicon price has begun to increase and reached approximately US$22 until the first half of 2014. From the second half of 2014, polysilicon price began to decrease significantly and the spot market price fluctuated under US$20 per kilogram as of the date of this annual report with a historically low level close to US$12 per kilogram at the end of 2016. Since the second quarter of 2017, the polysilicon prices began to increase mainly as a result of the strong demand in China and maintained a mid-to-high teen level at the end of 2017. In addition, any significant increase in the price for polysilicon in the future would materially and adversely affect our profitability and results of operations.

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

Due to fluctuations in polysilicon prices, we successfully negotiated and executed amendments for current purchases on a quarterly or monthly basis with some of these vendors that amended certain commercial terms such as total contract quantity, advance payment arrangements and unit prices for the relevant quarter or month several times in 2014, 2015, 2016 and 2017. However, certain suppliers may bring lawsuits against us for damages they may have suffered from our failure to perform these contracts. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Our polysilicon cost may be higher than the market level as a result of our long-term polysilicon purchase commitment with fixed prices, and we have failed to perform certain of our long-term polysilicon supply contracts according to their original terms”

Quality Control

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

We have received many types of international certifications for our products and quality assurance programs, which we believe demonstrates our technological capabilities and foster the confidence of our customers. The following table sets forth the major certifications we have received and major test standards our products have met as of the date of this annual report:

Certification or Test Dates	Certification or Test Standard	Relevant Products
February 2004, and renewed in February 2016	ISO 9001:2000 (renewed as ISO 9001:2008) quality system certification, established by the International Organization for Standardization, an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes.	The design and manufacture of crystalline silicon solar modules, solar cells, multi-crystalline silicon wafers and multi-crystalline silicon ingots

April 2004, December 2010 and renewed in February 2012, September 2012 and January 2016	UL certification, authorized by Underwriters Laboratories Inc., an independent, not-for-profit product-safety testing and certification organization in the United States; evaluated in accordance with USL (Standard for Safety, Flat-Plate Photovoltaic Modules and Panels, UL 1703) and CNL (Canadian Other Recognized Document, ULC/ORD-C1703-01, Flat-Plate Photovoltaic Modules and Panels).	Certain models of PV modules

August 2004, July 2005, January 2006, February 2007, May 2007, July 2007, June 2008, May 2009, November 2009, February 2010, August 2010, November 2010, March 2011, April 2011, June 2011, November 2011, December 2011, April 2012, May 2012, March 2014, April 2015	TÜV certification, conducted by TÜV Immissionsschutz und Energiesysteme GmbH, an independent approval agency in Germany, against the requirements of Safety Class II Test (Crystalline terrestrial Photovoltaic (PV) Modules — Design qualification and type approval, IEC61215:2005, Photovoltaic (PV) module safety qualification, IEC61730 • :2004, factory inspection certification, IEC 61215:2005 and IEC 61730:2004, salt mist corrosion testing, IEC 61701:2011, and ammonia corrosion testing, IEC EN 61215 on PV modules.	Certain models of PV modules

January 2007 and renewed in February 2016	ISO 14001: 2004 certification for environment management system.	The design and manufacture of crystalline silicon solar modules, solar cells, multi-crystalline silicon wafers and multi-crystalline silicon ingots

November 2009	CEC-California, conducted by UL, against UL and IEC standard.	Certain models of our PV modules

July 2010 and renewed in June 2012	“Golden Solar” certification by CGC, against the requirements of IEC61215:2005.	Certain models of our PV modules

March 2011	“Golden Solar” certification by CGC, against the requirements of IEC61215:2005.	PANDA series modules

August 2011 and August 2012	JET certification, conducted by Japan Electrical Safety & Environment Technology Laboratories, an independent approval agency in Japan, against the requirement of IEC61215:2005 and IEC61730:2004	Certain models of our PV modules

August 2011	MCS certification authorized by United Kingdom Accreditation Service (UKAS), a non-profit independent certification company, against the requirements of MSC 010-1.5 and MSC 005-2.3.	Certain models of our PV modules

September 2011	KEMCO certification, conducted by South Korea Energy Management Corporation in South Korea, against the requirements of IEC61215:2005 and IEC61730:2004.	PANDA series modules

October 2011	Inmetro certification, conducted by Inmetro in Brazil, against IEC or UL standard.	Certain models of our PV modules

July 2012 and renewed in August 2014	PCCC certification, conducted by Power (Beijing) Product Certification Center Co., Ltd, against IEC 61215:2005 and IEC 61730:2004.	Certain models of our PV modules

August 2012	TÜV certification, conducted by TÜV Rheinland Japan Ltd, against the requirement of JIS Q 8901:2012.	PV modules requirement for reliability assurance system (design, production and performance guarantee)

May 2013	CEC-Australian certification, conducted by Clean Energy Council Limited, against IEC 61215:2005 and IEC 61730:2004.	Certain models of our PV modules

May 2013	SGS certification, conducted by SGS-CSTC Standard Technical Service (Shanghai) Co., Ltd, against IEC 61215:2005, IEC 61730:2004 and IEC 60068-2-68 blowing sand test.	Certain models of our PV modules

June 2013 and renewed in April 2015	TÜV certification, conducted by TÜV SUD Product Service GmbH, against the requirements of IEC 61215:2005, IEC 61730:2004 and IEC 82/685/NP PID-free.	Certain models of our PV modules

June 2013 and renewed in April 2015	FRONTRUNNER certification, conducted by the China General Certification Centre (“CGC”), against the requirements of CGC/GF063 and CGC-R46076	PANDA Bifacial modules

August 2017	TÜV certification, conducted by TÜV NORD CERT GmbH, against the requirements of IEC/EN 61215:2005; IEC 61730-1:2004+A1:2011+A2:2013/EN 61730-1:2007+A1:2012+A:2013; IEC 61730-2:2004+A1:2011/EN 61730-2:2007+A1:2012	Certain models of our PV modules

November 2017	CQC certification, conducted by China Quality Certification Centre, against the requirements of IEC 61215:2005 and IEC 61730-2:2004	Certain models of our PV modules

November 2017	TÜV SÜD certification, conducted by TÜV SÜD Certification and Testing (China) Co. Ltd. Beijing Branch, against the requirements of IEC 61215:2005; IEC 61730-1:2004; IEC 61730-1:2004/AMD1:2011; IEC 61730-1:2004/AMD2:2013; IEC 61730-2:2004/AMD1:2011; IEC 61730-2:2004; EN 61215:2005; EN 61730-1:2007/A2:2013; EN 61730-2:2007/A1:2012;	Certain models of our PV modules

Markets and Customers

Our products are sold in China’s domestic market and in various international markets, including, among others, Japan, India, the United States, Turkey, and Germany etc. The following table sets forth the revenues generated from our major markets as percentages of our net revenues for the periods indicated.

	Year Ended December 31,
	2015	2016	2017
	%	%	%
PRC	40.9	58.9	76.8
Japan	27.3	28.2	8.8
India	0.0	0.2	4.0
United States	12.5	6.1	2.7
Turkey	5.5	0.8	0.7
Germany	1.7	0.0	0.1
France	3.6	0.0	0.0
United Kingdom	0.8	1.1	0.0

For a breakdown of our net revenue by geographic regions for 2015, 2016 and 2017, see Note (26) to our audited consolidated financial statements included elsewhere in this annual report.

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

We have built a dedicated sales team throughout China including Baoding and Beijing. We believe that the adoption of China’s Renewable Energy Law and the PRC government’s commitment to developing sources of renewable energy will contribute to rapid growth of the PV market in China. We plan to leverage our existing relationships with end-users to further increase our sales in China. For example, we have established offices in Xi’an, Nanjing and Guangzhou, which enables us to better serve our clients from Yangtze Delta and Pearl River Delta as well as promptly respond to key clients’ requests. In addition, along with the rapid growth of distributed generation PV projects, we have built a distributor network which covered many provincial-level regions, including Hebei, Beijing, Zhejiang and Guangdong Anhui, Jiangsu etc. As part of our efforts to expand overseas, we have set up subsidiaries and international sales network in many countries, such the United States, Japan, Spain, and Australia etc.

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

Customer Support and Services

We provide customer support and services in China through dedicated teams of technical service personnel in different locations including Baoding, Hengshui, Beijing, Shenzhen, Tianjin, Hainan etc. Our customer support and services teams coordinate their activities with our marketing, technology, quality and manufacturing departments.

We provide customer support and service to overseas customers through our overseas subsidiaries and regional headquarters located in our major markets, such as Japan, India, the United States, Europe, Turkey, Australia, Latin Americas and Middle East, etc. In addition, we are currently in the process of restructuring our business in Europe in order to focus on module sales. Before September 30, 2011, our PV modules were typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty against declines of more than 10% and 20% of initial power generation capacity, respectively. From October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nominal power output for 10 years, and 80.7% of nominal power output for a period of 25 years for multicrystalline PV modules and 98.0% of nominal power output for the first year, 92.0% of nominal power output for 10 years, and 82.0% of nominal power output for a period of 25 years for monocrystalline Panda PV modules. From September 1, 2014, we updated our warranty terms to guarantee 91.2% of nominal power output for 10 years and 80.7% of nominal power output for 25 years for multicrystalline PV modules, and to guarantee 98.0% of nominal power output for the first year, 92.2% of nominal power output for 10 years, and 82.4% of nominal power output for 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with a linear-based warranty which guarantees each year of power output during the twenty-five-year warranty period. In 2012, we entered into a module performance warranty insurance agreement with Munich Re’s specialty primary insurers. According to the agreement, both of us will provide additional economic security for large-scale commercial and utility project developers, investors and debt providers during the period from October 1, 2012 to September 30, 2013. In December 2013, we entered into a similar module performance warranty insurance agreement with another insurance company for the same scope of beneficiaries for the period from January 1, 2014 to December 31, 2014, and renewed the agreement in March 2015, January 2016, January 2017 and January 2018 for the period from January 1, 2015 to December 31, 2015, from January 1, 2016 to December 31, 2016, from January 1, 2017 to December 31, 2017, and from January 1, 2018 to December 31, 2018 respectively. In 2014, we launched the new comprehensive warranty, and the PV modules achieved PID resistance identification according to the IEC standard. Nevertheless, we bear the risk of warranty claims long after we have sold our products and recognized revenues. Because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate, and because our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty provided by us for our products will be adequate in light of the actual performance of our products. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Unsatisfactory performance of or defects in our products may cause us to incur additional warranty expenses, damage our reputation and cause our sales to decline”.

Intellectual Property

We have registered our trademarks “Yingli” and “Yingli Solar” in China. We have full rights to use “Yingli Solar” in a number of foreign jurisdictions where we sell or plan to sell our products, including all members of the European Union, the United States and Canada. As of the date of this annual report, we have been granted 1,841 patents and are applying for 65 patents. We rely on a combination of patent, trademark, anti-unfair competition and trade secret laws, as well as nondisclosure agreements and other methods to protect our intellectual property rights. Aside from the know-how available in the public domain, we have developed in-house unpatented technical know-how that we use to manufacture our products. Many elements of our manufacturing processes involve proprietary know-how, technology or data, either developed by us in-house or transferred to us by our equipment suppliers, which are not covered by patents or patent applications, including manufacturing technologies and processes and production line and equipment designs. We have taken security measures to protect these elements. Substantially all of our research and development personnel are parties to confidentiality, non-compete and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies that they develop during the terms of their employment with us. We also take other precautions, such as internal document and network assurance and using a separate dedicated server for technical data. Since our inception we have not had any material intellectual property claims brought against us. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry —Our limited intellectual property protection both within and outside of China may undermine our competitive position and subject us to intellectual property disputes with third parties, either of which may have a material and adverse effect on our business, results of operations and financial condition”.

Competition

The PV market is intensely competitive and rapidly evolving. The supply of PV products has rapidly increased due to the growth of actual and forecasted demand for PV products and relatively low barriers to entry. The weakened demand for PV modules due to weakened macroeconomic conditions and tightened credit for PV project financing, combined with the increased supply of PV modules in recent years, have caused the price of PV modules to decline since the beginning of the fourth quarter of 2008. Since the last quarter of 2012, the price of PV modules has remained relatively stable primarily due to the shake-out of certain uncompetitive production capacity and increased demand worldwide. Demand started to increase from the second half of 2013 and the prices of PV modules slightly increased at the same time. However, prices of PV modules slightly declined again in 2015 and continued to decline in the second half of 2016 and 2017 mainly due to increased capacity and decreases in FIT in China. We expect that the prices of PV products, including PV modules, may continue to slightly decrease due to continued reductions in the cost of their manufacture and increasing competitive on markets worldwide. If we fail to attract and retain customers in our target markets for our current and future core products, namely PV modules and PV systems, we will be unable to increase our revenues and market share.

In 2015, 2016 and 2017, portions of our revenues have derived from overseas markets, including in Japan, India, the United States, Europe, Turkey, Australia, Latin Americas and Middle East, etc. In these markets, we compete with both local and international producers of solar products, including PV module manufacturers such as SunPower Corporation, thin film solar module manufacturers such as First Solar, Inc., and integrated PV product manufacturers such as SolarWorld AG, Renewable Energy Corporation and Trina Solar Limited etc. In 2017, sales in China accounted for 76.8% of our total revenues, compared to approximately 35.2% in 2014, approximately 40.9% in 2015, and approximately 58.9% in 2016. We expect more competition from local PV module manufacturers in China as we continue to expand in the China market.

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

We have devoted significant efforts to technological innovation and progressive equipment upgrades in some of our manufacturing facilities to improve our production efficiency. Due to these technological innovations and equipment upgrades, our utilization rate in these manufacturing facilities was increased. Actual production capacity of HainanYingli’s manufacturing facilities even exceeded the original capacity permitted by its existing environmental assessment approvals. On March 6 and March 12, 2014, Hainan Yingli received notices from the Department of Land, Environment and Resources of Hainan Province, or the Hainan LER Department, and the Haikou Municipal Environmental Protection Bureau, respectively, requesting Hainan Yingli to (i) suspend partially its production lines, and (ii) apply for new environmental impact assessments for its increased production capacity due to equipment upgrades. In addition, three fines were levied against Hainan Yingli in a total amount of approximately RMB0.27 million. Hainan Yingli worked closely with the relevant local governmental authorities for the new environmental impact assessments and to re-obtain the trial production permits. On May 16, 2014, Hainan Yingli obtained trial production permits from the Hainan LER Department and on October 29, 2014, the Hainan LER Department approved Hainan Yingli’s environmental impact assessment. On December 12, 2014, Hainan Yingli obtained a Pollutant Discharge Permit from Hainan LER Department, which was valid until December 12, 2015. On March 26, 2015, Hainan Yingli received a notice from the Haikou Municipal Environmental Protection Bureau, demanding payment of an environmental penalty in an amount of RMB62,630.40, and Hainan Yingli paid the penalty amount in full in April of 2015. On December 12, 2015, Hainan Yingli obtained a renewed Pollutant Discharge Permit from Hainan LER Department, which Permit is valid until December 22, 2017. On November 2016, Hainan Yingli received notices from the Department of Ecology and Environment Protection of Hainan Province and Haikou Municipal Environmental Protection Bureau for its failure to meet the requirements for waste acid and pollutant discharge, demanding payment of environmental penalties in the total amount of RMB0.4 million and Hainan Yingli paid the penalty amount in full in December 2016. On October 19, 2017, Hainan Yingli received notices from Haikou Municipal Environmental Protection Bureau for its failure to meet the requirements for waste water, demanding payment of environmental penalty of RMB 19,344.5, and Hainan Yingli paid the penalty amount in full within the required time. On December 18, 2017, Hainan Yingli received notices from Haikou Municipal Environmental Protection Bureau for its failure to meet the requirements for waste gas, demanding payment of environmental penalty of RMB0.4 million, and Hainan Yingli paid the penalty amount in full within the required time. Hainan Yingli has invested a large amount of capital and adopted a series of measures, such as strengthening management and upgrading facilities, to avoid the recurrence of similar incidents in the future. Based on communication with local authorities, because the solar industry was not in the List of Classified Management of Pollutant Discharge Permit on Stationary Pollution Source published by Ministry of Environmental Protection of the People’s Republic of China on July 28, 2017, Hainan Yingli is no longer required to apply for the Pollutant Discharge Permit starting from 2017. However, we cannot assure that Hainan Yingli will not be required to apply for the Pollutant Discharge Permit in the future.

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

Insurance

We maintain an insurance policy covering losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our inventory, fixed assets and ongoing projects amounted to approximately RMB10.14 billion as of the date of this annual report. We also maintain insurance policies in respect of marine, air and inland transit risks of our products. In addition, we have obtained product liability insurance coverage. The insurance policy covers bodily injuries and property damage caused by products we have sold, supplied or distributed up, to specified limits. We do not maintain any insurance coverage for business interruption or key-person life insurance for our executive officers. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material and adverse effect on our results of operations. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We have limited insurance coverage and may incur uncovered losses resulting from business interruption or natural disasters”.

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

In June 2017, China National Renewable Energy Center issued the China’s first batch of green certificates, including 20 renewable energy projects with capacity of 11.25GW. The issued 230,135 certificates represent 230,135,000kWh of grid-connected electricity. On basis of China’s policies for renewable energy generation, green certificate, and green certificate trading scheme, China National Renewable Energy Center officially approved 20 project applications issued by companies such as China Huaneng, China Huadian Corporation, China Energy Conservation Investment Corporation, and etc. Starting from July 1st, 2017, the green certificates could be traded on China’s national trading platform as a trial.

In July 2017, NEA released the “Directive for the Implementation of the Renewable Energy Development Plan under the ‘13th Five-Year Plan’,”, which targeted installing 86.5GW PV capacity during 2017-2020 under the 13th Five-Year National Development Plan, including 54.5GW for ground-mounted PV projects and 32GW, or 8GW a year, for PV projects under the “Top Runner Program,”.

On December 19, 2017, NDRC announced on its website solar power tariff revisions for 2018 as follows: (i) in 2018, for solar power plants in resource zones I, II and III, the FIT shall be lowered from the 2017 rates of RMB0.65 per kWh, RMB0.75 per kWh and RMB0.85 per kWh, respectively, to the 2018 rate of RMB0.55 per kWh, RMB0.65 per kWh and RMB0.75 per kWh, respectively, representing decreases of 15%, 13% and 12%, respectively; (ii) the subsidy for distributed solar power plants will be reduced to RMB 0.37 per kWh from RMB 0.42 per kWh; (iii) the subsidy for village-level poverty-alleviation distributed PV power stations (0.5 MW and smaller) will be unchanged.

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

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law, or the EIT Law, and adopted a uniform income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The EIT Law became effective on January 1, 2008. The EIT Law provides a five-year transition period from its effective date for enterprises that were established before the promulgation date of the EIT Law and which enterprises were entitled to preferential tax rates and treatments under the then effective tax laws or regulations. On December 26, 2007, the PRC government issued detailed implementation rules regarding the transitional preferential policies. Furthermore, under the EIT Law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to a preferential enterprise income tax rate of 15%. The Ministry of Science and Technology, the MOF and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises (“HNTE”) on January 29, 2016 to replace the previous regulations issued on April 24, 2008. The Ministry of Science and Technology, the MOF and the State Administration of Taxation also jointly issued the Guidelines for the Recognition of High and New Technology Enterprises on June 22, 2016 to replace the previous guidelines issued on July 8, 2008. In 2008, Tianwei Yingli was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations. In 2011, Tianwei Yingli renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% for 2012 and 2013. In 2014, Tianwei Yingli renewed its HNTE qualification again, which extended its entitlement to the preferential income tax rate of 15% to 2016. In 2017, since Tianwei Yingli did not renew its qualification, the income tax rate was adjusted back to statutory rate of 25% under the new EIT law. Yingli China was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations, which entitled it to the preferential income tax rate of 15% from 2011 to 2013. In 2014, Yingli China renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% from 2014 to 2016. In 2017, Yingli China renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% from 2017 to 2020. In 2011, Hainan Yingli was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations. Being a HNTE located in the Hainan Special Economic Zone, Hainan Yingli was entitled to a 2+3 tax holiday starting from the year in which it first generated operating income. Hainan Yingli elected and was approved to commence its 2+3 tax holiday in 2011. Therefore, Hainan Yingli was entitled to income tax exemption for 2011 and 2012 and subject to the reduced income tax rate of 12.5% from 2013 to 2015. Since the tax holiday ended in 2015, Hainan Yingli has been subject to a preferential income tax rate of 15% in 2016. In 2017, Hainan Yingli renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% from 2017 to 2020. In 2013, Yingli Tianjin, Yingli Lixian and Yingli Hengshui were recognized by the Chinese government as HNTEs under the new EIT law and its relevant regulations, which entitled them to the preferential income tax rate of 15% from 2013 to 2015. In 2016, Yingli Tianjin, Yingli Lixian and Yingli Hengshui renewed their HNTE qualification, which entitled them to the preferential income tax rate of 15% from 2016 to 2018.

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

The following diagram illustrates our company’s organizational structure, and the place of formation, ownership interest and affiliation of each of our significant subsidiaries as of the date of this annual report:

(1)	Indicates jurisdiction of incorporation.

(2)	The principal business of Tianwei Baobian is the manufacture of large electricity transformers. The common shares of Tianwei Baobian are listed on the Shanghai Stock Exchange. Tianwei Baobian is controlled and 25.66% owned by Baoding Tianwei Group Co., Ltd., or Tianwei Group, a wholly state-owned limited liability company established in the PRC, which is in turn controlled by China South Industries Group Corporation.

(3)	The principle business of Baoding Tianwei Group is the production of transformers, CT and reactors applied on power distribution and power generation station.

(4)	Indicates the percentage as of the date of this annual report.

(5)	The principal business of Yingli International is the sale and marketing of PV products and relevant accessories and investments in renewable energy projects.

(6)	The principal business of Tianwei Yingli is the design, manufacture and sale of PV modules and the design, assembly, sale and installation of PV systems.

(7)	The principal business of Yingli China is the research, manufacture, sale and installation of renewable energy products.

(8)	The principal business of Yingli Beijing is the sale and manufacture of PV modules and PV systems.

(9)	The principal business of Yingli Green Energy Capital (Hong Kong) is import and export trading and investments holding.

(10)	The principal business of Yingli Chile is the sale and marketing of PV products and relevant accessories in Chile.

(11)	The principal business of Yingli Mexico is the sale and marketing of PV products and relevant accessories in Mexico.

(12)	The principal business of Yingli Americas is the sale and marketing of PV products and relevant accessories and investments in renewable energy projects.

(13)	The principal business of Hainan Yingli is the research, manufacture, sale and installation of renewable energy products.

(14)	The principal business of Yingli Japan is the sale and marketing of PV products and relevant accessories in Japan.

(15)	The principal business of Yingli Luxembourg is import and export trading and investments holding in Luxembourg.

(16)	The principal business of Yingli Australia is the sale and marketing of PV products and relevant accessories in Australia.

(17)	The principal business of Yingli Europe (short for “Yingli Green Energy Europe S.L.U.”, the former Yingli Green Energy Spain S.L.U.) is the sale and marketing of PV products, relevant accessories and investments in renewable energy projects, as well as after sales services.

D.	Property, Plants and Equipment

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

We are one of the leading vertically integrated PV product manufacturers in the world. We design, manufacture and sell PV modules, and design, assemble, sell and install PV systems. We sell PV modules to PV system integrators and distributors located in various markets around the world, including China, Japan, India, the United States, Europe, Turkey, Australia, Latin Americas and Middle East, etc. Currently, we also sell PV systems, primarily to customers in China.

Our manufacturing capacity and operations have grown significantly since we completed construction of our first manufacturing facilities for PV modules in 2002. We use all of the polysilicon ingots and wafers and PV cells we produced for the production of PV modules, which we sell to third-party customers. Our shipment, including PV modules, were 2,447.0 megawatts, 2,170.4 megawatts and 2,953.0 megawatts, in 2015, 2016 and 2017, respectively.

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

Industry Demand

Our business and revenue growth depend on market demand for PV products. Although solar power technology has been used for several decades, the PV market grew significantly only in the past decade. This scenario assumes the continuation or introduction of adequate support mechanisms, accompanied by a strong political will to consider PV as a major power source in the coming years. However, demand for our PV products also depends on the general economic conditions in our target markets. Since the second half of 2008, economies around the world, including those in our target markets, have experienced a period of slow economic growth as compared to prior years. Partly as a result of these weakened worldwide macroeconomic conditions, the growth in demand for PV modules declined significantly since the fourth quarter of 2008. Starting from the second quarter of 2009, the macroeconomic environment began to improve, which led to an increase in demand for our products. The growth of demand for our products from some markets slowed down in the first quarter of 2011 until the first quarter of 2013, primarily caused by the adjustment of subsidies and economic incentives for PV installations. Starting in 2014, the growth of demand for the products in our target markets, such as China and Japan began to increase and kept increasing at a remarkable rate due to strong market demand and government supports with favorable policies. In 2015, 2016 and 2017, China and Japan were the two largest markets for our company with strong demand for our PV products. However, mainly due to the continuous expansion of global PV manufacturing capacity and oversupply of PV modules in recent years, together with the decrease of FiT in major markets such as China and Japan, the prices for PV modules continuously decreased in recent years. Although, from the second half of 2014, polysilicon price began to decrease significantly and the spot market price fluctuated under US$20 per kilogram as of the date of this annual report with a historically low level close to US$12 per kilogram at the end of 2016. Since the second quarter of 2017, the polysilicon prices began to increase mainly as a result of the strong demand in China and maintained a mid-to-high teen level at the end of 2017. Consequently, the profitability of the PV industry has continuously weakened in recent years.

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

However, the cancellation or change of the supportive policies, such as the decreases of subsidy on solar PV in key markets, especially after the financial crisis in 2008, has impaired the profitability of the industry. For example, In June 2012, the German government passed the PV amendment to its renewable energy law (EEG) 2012, which changed the 52 gigawatts capacity threshold, reduced the available PV rate, revised the volume-based degression schedule, and limited the amount of electricity that PV generators can export to the grid. On July 5, 2013, the Italian government discontinued feed-in tariff payments, and feed-in tariffs for new solar PV projects have not been available since July 2013. Furthermore, Levels of government subsidies generally, and FIT in particular, in China and in Japan have decreased in recent years in terms of RMB or U.S. dollars per kWh, and such decreases are expected to continue in the future. For example, on December 19, 2017, NDRC announced on its website solar power tariff revisions for 2018 as follows: (i) in 2018, for solar power plants in resource zones I, II and III, the FIT shall be lowered from the 2017 rates of RMB0.65 per kWh, RMB0.75 per kWh and RMB0.85 per kWh, respectively, to the 2018 rate of RMB0.55 per kWh, RMB0.65 per kWh and RMB0.75 per kWh, respectively, representing decreases of 15%, 13% and 12%, respectively; (ii) the subsidy for distributed solar power plants will be reduced to RMB 0.37 per kWh from RMB 0.42 per kWh; (iii) the subsidy for village-level poverty-alleviation distributed PV power stations (0.5 MW and smaller) will be unchanged. Japan has also reduced its FIT several times in recent years and planned to continue to reduce the FIT in the following years. There also have been other headwinds, such as trade barriers in the U.S., the European Union, and other countries, which have resulted in the market volatility. See “Item 3.D. Key Information — Risk Factors — Risks Related to Us and the PV Industry — A significant reduction in or discontinuation of government subsidies and economic incentives may have a material and adverse effect on our results of operations”.

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

We also require a significant amount of cash to fund our operations. We have a significant amount of debt outstanding and debt service requirements to satisfy. If we cannot maintain sufficient cash flow to fund our operations, our results of operations could be adversely affected. Our working capital needs have been exacerbated by significant net losses we have incurred in recent years. For the years ended December 31, 2015, 2016 and 2017, our net loss was RMB5.9 billion, RMB2.1 billion and RMB3.5 billion (US$530.4 million), respectively. As of December 31, 2017, we had a total deficit attributable to Yingli Green Energy of RMB18.7 billion (US$2.9 billion) and a deficit in working capital of RMB9.7 billion (US$1.5 billion). As of December 31, 2017, we had cash, cash equivalents and restricted cash of RMB0.7 billion (US$110.8 million) and short-term borrowings (including the current portion of long-term debt and overdue medium-term notes) of RMB10.4 billion (US$1.6 billion).

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

For additional information on our liquidity and financial position, see Item 5.B. “Liquidity and Capital Resources—Liquidity and Going Concern”. See also “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry —We require a significant amount of cash to fund our operations as well as meet our debt repayment obligations. If we cannot obtain additional financing and liquidity, our business, financial condition and results of operation will be materially and adversely affected” and “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We used to be overdue, and are still overdue, in a substantial amount of our payment obligations under various financing arrangements, all of which could materially and adversely affect our liquidity and our creditworthiness to borrow or obtain other financings”.

Capacity and Utilization

In order to take advantage of expected long-term market demand for PV products, we have been expanding our manufacturing capacity. We started producing PV modules in 2002 with initial annual manufacturing capacity of three megawatts, polysilicon ingots and wafers in October 2003 with initial annual manufacturing capacity of six megawatts, and PV cells in March 2004 with initial annual manufacturing capacity of three megawatts. We expanded our annual manufacturing capacity for each of polysilicon ingots and wafers, PV cells and PV modules to 1,700 megawatts as of December 31, 2011, and 2,450 megawatts as of December 31, 2012. In spite of great difficulties due to challenging cash conditions in recent years, our company has continued to invest in technological innovations at all levels of our operation and progressive equipment upgrade. For example, our company and the third parties who operated more than half of our polysilicon ingot and wafer production facilities under certain contracts applied the diamond wire-sawing technology and upgraded all the wafer cutting equipment on production lines. Through the technological innovations and equipment upgrades, our production efficiency and conversion efficiency of PV cells had been improved significantly. Thereafter, we believe that our theoretical annual manufacturing capacity can reach a maximum of approximately 3,400 megawatts for ingot and wafer, approximately 3,900 megawatt for PV cells and approximately 4,200 megawatts for PV modules as of the date of this annual report.

Utilization rate of our production capacity also has a significant impact on our financial performance and results of operation. For example, mainly due to our tight cash flow, we experienced lower-than-expected utilization of certain production facilities since the middle of 2015. Such lower-than-expected utilization of our production capacity led to an increase in our unit manufacturing cost and to decreases in our own PV module shipments, total net revenues or our total gross margin. The lower than expected utilization of our production capacity, as well as the significant decrease of market selling price also triggered impairment events and we recognized a non-cash impairment charge on our long-lived assets of RMB3,804.1 million in 2015, RMB1,277.4 million in 2016 and RMB1,897.3 million in 2017. In addition, in 2017, we also recorded an impairment loss of RMB144.9 million for project assets, primarily as a result of lower than expected power output of our certain solar power stations. Our ability to increase and maintain high utilization of our production capacity will be important to our future financial performance.

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

Weakened demand for PV modules due to weakened macroeconomic conditions, combined with an increased supply of PV modules due to PV module manufacturers worldwide having expanded their production capacities in recent years, caused prices of PV modules to decline from the fourth quarter of 2008. Conditions in the credit market improved from the second quarter of 2009, which contributed to an overall increase in demand for our products in the second half of 2009. However, decreasing costs of raw materials continued to exert downward pressure on the selling prices of PV modules. The average selling prices in 2010 declined during the first, second and third quarters, and slightly bounced back in the fourth quarter of 2010, which was primarily attributable to robust market demand, broader recognition of our brand’s quality and diversified customer base. The average selling price in 2011 declined moderately in the first and second quarter, declined sharply in the third quarter and continued to drop in the fourth quarter, which was primarily due to reduced government subsidies and increased supplies of PV products. The average selling price of our PV modules in the first three quarters of 2014 remained at levels similar to those in 2013, but declined slightly in the fourth quarter of 2014 due to adjustments to the composition of our PV modules’ target geographic markets. In the first quarter of 2015, the average selling price of our PV modules remained at levels similar to those in the fourth quarter of 2014, but declined slightly in the remaining quarters of 2015, which was mainly due to increased supplies of PV modules globally and the change in our sales mix as we had more shipments to China. In the first half of 2016, the average selling price of our PV modules slightly increased mainly due to robust demand in China as our major market, but declined significantly in the second half of 2016 and in the second half of 2017, which was mainly due to increased supplies of PV modules globally and decreases in FIT in China.

We sell our PV modules primarily through sales contracts with a term of less than one year and are obligated to deliver PV modules according to predetermined prices and delivery schedules.

Price of Polysilicon

Polysilicon is the most important raw material used in our manufacturing process. Until the third quarter of 2008, an industry-wide shortage of polysilicon coupled with rapidly growing demand from the solar power industry caused rapid increases in polysilicon prices. However, during the fourth quarter of 2008 and the first half of 2009, polysilicon prices declined continuously as a result of significant new manufacturing capacity coming on line and falling demand for solar power products and semiconductor devices resulting from the global financial crisis and adverse conditions in the credit market. From the third quarter of 2010, polysilicon prices rebounded due to a recovery in demand for PV products in major markets. From the second quarter of 2011, polysilicon prices have decreased significantly as a result of increased polysilicon manufacturing capacity across the industry and the downward price pressure exerted by the decreasing average selling price of PV modules. In 2012, polysilicon prices continued to decline and reached a historical low of approximately US$14 per kilogram in November 2012. Partly due to China’s anti-dumping and anti-subsidy investigations of United States, South Korean and European manufacturers of polysilicon, polysilicon prices rebounded slightly from December 2012. Since June 2013, polysilicon price has begun to increase and reached approximately US$22 per kilogram until the first half of 2014. From the second half of 2014, polysilicon price has slightly decreased and fluctuated under US$20 per kilogram as of the date of this annual report with a historically low level close to US$12 per kilogram at the end of 2016. Since the second quarter of 2017, the polysilicon prices began to increase mainly as a result of the strong demand in China and maintained a mid-to-high teen level at the end of 2017.

The average price of polysilicon over the medium-term to long-term will depend on a number of factors, including the macroeconomic environment, the scope and progress of current and future plans of suppliers to expand their polysilicon manufacturing capacity, the level of demand for polysilicon from the PV and semiconductor industries, and any changes in government regulations and subsidies in respect of PV and other alternative energy industries that may significantly affect demand for polysilicon. We believe that none of these factors can be predicted with reasonable certainty as of the date of this annual report, and the average price of polysilicon may increase or decrease significantly over the medium-term to long-term as a result of any combination of such factors.

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

Historically, we relied on spot market purchases to meet a significant portion of our polysilicon needs. In order to secure an adequate and timely supply of polysilicon, in the past we also entered into various purchase agreements and memorandums of understanding with local and foreign suppliers, including some of the world’s major polysilicon suppliers. Supplies under these purchase agreements started in early 2009. In response to the significant decrease in polysilicon prices since the fourth quarter of 2008, we have renegotiated, and are still negotiating, with our polysilicon suppliers to reduce the purchase price for a substantial amount of polysilicon supplied under certain of our polysilicon supply contracts. However, the purchase prices specified in certain of our long-term polysilicon supply contracts have been higher than the actual polysilicon prices prevailing in the market, which have continuously declined. In 2011 and 2013, as a result of lower polysilicon prices we recognized a total non-cash provision of RMB851.7 million and RMB393.0 million, respectively, on inventory purchase commitments under our long-term polysilicon supply contracts with certain supplier. We did not recognize any such provision in 2014, 2015, 2016 and 2017. However, in 2015 and 2016, we recognized incremental provisions of RMB77.7 million and RMB90.3 million, respectively, on inventory purchase commitments under our long-term polysilicon supply contracts as a result of a foreign exchange re-measurement due to significant fluctuation in the foreign exchange rate between the Renminbi and U.S. dollars. In 2017, since we are still in negotiation with this supplier and no mutual agreement has been reached, and since the outcome of the arbitration is still pending as details discussed in below paragraphs, we made no adjustment to the reserve for the inventory purchase commitment made in 2017. In addition, in 2017, as a result of foreign exchange re-measurement due to significant fluctuation in the foreign exchange rate between the Renminbi and U.S. dollars, we recorded reversal of provision for reserve for inventory purchase commitments of RMB82.0 million. Our management has been negotiating with our suppliers on adjusting the prices under these long-term contracts. These negotiations may result in new commercial terms under the contracts. However, if the circumstances upon which the new commercial terms were negotiated should undergo a material change, the commercial terms would be adjusted accordingly to reflect conditions then prevailing in the open market. If the effective polysilicon prices under our long-term supply contracts remains higher than prevailing market prices, we may incur higher polysilicon costs relative to other competitors who purchase their polysilicon from the spot market. On the other hand, we cannot assure you that we will be able to secure sufficient quantities of polysilicon to meet the requirements of our existing production capacity or to support any future expansion of our manufacturing capacity. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Our polysilicon costs may be higher than those of other market players due to our long-term commitment to purchase polysilicon at fixed prices, and we have failed to perform certain of our obligations under these long-term polysilicon supply contracts according to their original terms” and “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Our failure to obtain polysilicon in sufficient quantities, of appropriate quality and in a timely manner, could disrupt our operations and reduce and limit the growth of our manufacturing output and revenue”.

From 2006 to 2010, we entered into seven long-term supply contracts with Wacker to provide supplies of polysilicon from 2009 through 2013, from 2009 through 2017, from 2010 through 2018, from 2009 through 2011, from 2010 through 2017, from 2011 through 2013 and from 2011 through 2018, respectively. In addition, we entered into one long-term supply agreement in February 2008 with OCI to provide supplies of polysilicon for the period from 2009 through 2013. Between 2009 and 2013, we entered into another two long-term supply contracts with OCI to provide supplies of polysilicon from 2011 through 2015 and from 2012 through 2018, respectively. We also entered into a polysilicon supply contract with Daqo to provide supplies of polysilicon from the fourth quarter of 2008 through the end of 2010. In August 2010, we entered into another polysilicon supply agreement with Daqo to provide supplies of polysilicon from 2011 through 2012. In March 2011, we entered into a long-term polysilicon supply contract with Hemlock to provide supplies of polysilicon from 2013 through 2020. In November 2011, we entered into an amendment to this long-term supply contract with Hemlock to purchase polysilicon starting from 2012 through 2020 instead of 2013 through 2020. In October 2013, we also entered into an agreement with a certain vendor to amend our long-term supply contracts with the vendor to include a price adjustment mechanism that allows the vendor and us to renegotiate the purchase price on a quarterly basis within a specified price range based on prices then prevailing in the open market. Due to fluctuations in polysilicon prices, we successfully negotiated and executed amendments for current purchases on a quarterly or monthly basis with some of these vendors that amended certain commercial terms such as total contract quantity, advance payment arrangements and unit prices for the relevant quarter or month several times in 2014, 2015, 2016 and 2017. In addition, certain suppliers may bring lawsuits, request arbitrations or initiate other legal proceedings against us for damages they may have suffered from our failure to perform these contracts. For example, on December 15, 2017, we received a notice of termination from one supplier notifying us of its decision to terminate its long-term polysilicon supply contract with us with immediate effect and claiming US$897.5 million of payments due and payable by us under the supply contract. After receiving the notice of termination, we have been in discussion with this supplier to find an amicable solution. On April 26, 2018, however, this supplier filed a request for arbitration of its claim against us under the supply contract with the London Court of International Arbitration. We plan to vigorously defend our rights in the arbitration proceeding while continuing to seek a mutually beneficial solution with the supplier. However, our negotiation efforts may not be successful. We cannot assure you that the supplier will not bring other legal action against us to enforce its rights under the contract either.

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

However, since the middle of 2015, we have experienced lower-than-expected utilization of our production capacity because we did not have sufficient working capital to maintain the full utilization of production facilities as a result of the tight cash flow. This tight cash flow is partially due to our repayment of three-year unsecured medium-term notes in the principal amount of RMB1.2 billion when they matured in May 2015, and our repayment of 70%, or RMB700 million, of five-year unsecured medium-term notes in the principal amount of RMB1.0 billion when they matured in October 2015. As a measure to reduce our operating cash requirements in 2015, 2016 and 2017, we have contracted with third parties to allow them operate more than half of our polysilicon ingot and wafer production facilities. These third parties pay us a monthly fee to operate these production facilities, pay the salaries of our staff members employed and utility expenses incurred at such facilities, produce fixed volumes of polysilicon ingots and wafers on a monthly basis, and cover all other manner of operating, ancillary, and raw material expenses of such production. As part of the arrangement, we agree to purchase part or all of the wafers so produced by said third parties at designated prices based on our needs, subject to certain adjustments under the relevant agreements. As these third parties would provide all the working capital required for production of the polysilicon ingots and wafers, these arrangements effectively help us finance our production value chain, reduce our working capital requirements, and increase the utilization of our polysilicon ingot and wafer production facilities. In addition, we also entered into agreements to process PV cells and PV modules for third parties as an Original Equipment Manufacturer (OEM) in 2015, 2016 and 2017, in order to improve the utilization rate of our production capacities.

Manufacturing Technologies

The advancement of manufacturing technologies is important for improving the conversion efficiency of our PV cells and reducing the production costs of our PV products. Because PV modules are priced based on the number of watts of electricity they generate, higher conversion efficiency generally leads to higher revenues from sales of PV modules.

We continually undertake efforts to develop advanced manufacturing technologies to increase the conversion efficiency of our PV cells. We employ a number of techniques to reduce our production costs while striving to reach a PV cell conversion efficiency ratio that is on a par with or above an acceptable range. Our research and development team continues to focus on finding ways to improve our manufacturing technology and reduce manufacturing costs without compromising the quality of our products. We have signed a series of agreements with domestic leading PV cell and wafer manufacturers and developed various ways on technical cooperation with these companies, which enabled us to increase the utilize rate of our manufacturing facilities and make further improvement on manufacturing costs reduction and techniques upgrades. For example, in 2017, we applied the diamond wire-sawing technology and upgraded all the wafer cutting equipment on production lines in order to further reduce the production cost and increase cost effective of our products.

For our adopted monocrystalline PV technologies, we have been collaborating with the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells, to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells since June 2009. Our 600 megawatts of PANDA production capacity for each of monocrystalline ingots and wafers, cells and modules in Baoding, Hebei Province commenced initial production in the second quarter of 2011. We achieved an average cell conversion efficiency rate of 21.2% on the PANDA commercial production lines in 2017. In addition, we also have a pipeline of advanced technology developments, such as the black silicon, IBC (Interdigitated back contact), TOPCon (Tunnel Oxide Passivated Contact), Ion Implantation, etc.

In 2016, we commercialized the frameless PANDA Bifacial module, which integrates the technology of PANDA n-type monocrystalline PV cells and is made of two layers of 2.5mm thick low-iron tempered glass, replacing the conventional back sheet and glass structure. PANDA Bifacial module can generate power not only from the front side, but also from the rear side by making use of the reflected photons that hit the module on the back side, depending on the environmental condition of installation. The PANDA Bifacial module has received China General Certification Centre’s (“CGC”) FRONTRUNNER certification in the end of 2016, which was the first FRONTRUNNER certification to module that can generate power by both the front and rear sides in China. In addition, we also put the multi-crystalline black silicon series module and Smart Hot-Spot Free series module in mass production in the second quarter of 2017. The power output of the new generation multi-crystalline black silicon module is 1.5% higher than that of traditional multi-crystalline module while its strong low irradiance response could increase the system power generating capacity. Meanwhile, the lower wafer reflectivity by applying new texturing technique improved the appearance of multi-crystalline black silicon module. The Smart Hot-Spot Free module is the first type of module in the industry that applied the bypass design for each cell to avoid the hot spot effect and its capability of anti-shielding is improved significantly. Compared with conventional modules, the use of Smart Hot-Spot Free module for anti-shielding can increase the system power generating capacity by 1% with the same installation spacing, or save land by 25% with the same amount of generated electricity. In early 2018, we commercialized the new generation product: multi-crystalline 12 busbars panel. The multi-crystalline 12 busbars products utilized multi-busbars design to reduce the silver paste consumption during the processing of PV cells and improve the conversion efficiency of PV cells. The multi-busbar design can also decrease the risk of the cell micro-cracks and fingers broken, bringing the products a higher durability. In addition, the products adopted advanced glass featuring a unique anti-reflective coating that directs more light on the PV cells, resulting in a higher energy yield. Generally, power output of 60 cells multi-crystalline 12 busbars panel can reach up to 285 watts in mass production, representing an increase of approximately 5-7 watts compared to Yingli’s traditional multi-crystalline panels. And the products have got certificates of Ammonia and PID test from TÜV SÜD to poof its liability.

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

Solar 1

On October 9, 2012, the U.S. Department of Commerce, or USDOC, issued final affirmative determinations with respect to its anti-dumping and countervailing duty investigations on crystalline silicon photovoltaic, or CSPV, cells, whether or not incorporated into modules, from China. On November 7, 2012, the U.S. International Trade Commission, or USITC, ruled that imports of CSPV cells had caused material injury to the U.S. CSPV industry. As a result of these rulings, we were required to pay cash deposits on Chinese-origin CSPV cells imported into the United States, whether alone or incorporated into modules. The announced cash deposit rates applicable to us were 13.94% (anti-dumping duty) and 15.24% (countervailing duty). We paid all the cash deposits due under these determinations. A number of parties challenged the determinations of the USDOC in appeals to the U.S. Court of International Trade. Decisions on those appeals are expected in late 2018 or 2019.

The rates at which duties will be assessed and payable are subject to ongoing administrative reviews.

The first of these reviews was concluded on July 14, 2015, when the USDOC published its final results of the 2012-2013 administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As a result of these decisions, the duty rates applicable to us were revised to 0.79% (anti-dumping duty) and 20.94% (countervailing duty). The rates at which duties will be assessed and payable for the 2012-2013 period are subject to ongoing litigation at the U.S. Court of International Trade. Decisions on these appeals are not expected until late 2018 or 2019.

The second of these reviews was concluded in June 2016 (anti-dumping duty order) and July 2016 (countervailing duty order) when the USDOC published the final results of the 2013-2014 administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As result of these decisions, the anti-dumping duty rate applicable to us was changed to 12.19% (from 0.79%). Because we were not subject to the second administrative review of the countervailing duty order, our countervailing duty rate remained at 20.94%. The anti-dumping duty rates at which duties will be assessed and payable for the 2013-2014 period are subject to ongoing litigation at the U.S. Court of International Trade. Decisions on these appeals are not expected until late 2018.

The third of these reviews was concluded in June 2017 (anti-dumping duty order) and July 2017 (countervailing duty order) when the USDOC published the final results of the 2014-2015 administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As result of these decisions, the anti-dumping duty rate applicable to us was changed to 6.98% (from 12.19%). Because we were not subject to the third administrative review of the countervailing duty order, our countervailing duty rate remained at 20.94%. The anti-dumping duty rates at which duties will be assessed and payable for the 2014-2015 period are subject to ongoing litigation at the U.S. Court of International Trade. Decisions on these appeals are not expected until late 2018 or 2019.

The fourth and fifth of these reviews for the 2015-2016 period and 2016-2017, respectively, are ongoing and are expected to conclude in mid-2018 and mid-2019, respectively. These reviews may result in duty rates that differ from the previous duty rates and cash deposit rates applicable to us. These duty rates could materially and adversely affect our U.S. import operations and increase our cost of selling into the U.S.

The preliminary results of the fourth administrative review changed the antidumping duty rate applicable to us to 61.61% (from 8.52%). Because we were not subject to the fourth administrative review of the countervailing duty order, our countervailing duty rate will remain at 20.94%.

Solar 2

On December 31, 2013, the U.S. unit of SolarWorld AG filed a new trade action with the USDOC and the USITC accusing Chinese producers of certain CSPV cells and modules of dumping their products into the U.S. and of receiving countervailable subsidies from the Chinese authorities. This trade action also accused Taiwanese producers of certain CSPV cells and modules of dumping their products into the U.S. Excluded from these new actions were those Chinese-origin solar products covered by the Solar 1 rulings described above. We were identified as one of a number of Chinese producers exporting the subject goods to the U.S. market.

On December 15, 2014, the USDOC issued final affirmative determinations with respect to its anti-dumping and countervailing duty investigation on these CSPV products. On January 21, 2015, the USITC ruled that imports of these CSPV products had caused material injury to the U.S. CSPV industry. As a result of these rulings, we are required to pay cash deposits on these CSPV products. The announced cash deposit rates applicable to our Chinese CSPV products were 30.06% (anti-dumping duty) and 38.43% (countervailing duty). We do not produce Taiwanese CSPV products subject to the Taiwan order and therefore the Taiwan order and corresponding cash deposit rates do not impact our U.S. business.

The rates at which duties will be assessed and payable are subject to ongoing administrative reviews.

Because we are not subject to the first or second administrative reviews of the Chinese orders, our duty rates will remain at 30.06% (anti-dumping duty) and 38.43% (countervailing duty). Although we have very limited sales of modules to the U.S. incorporating third country cells, such determinations may adversely affect our business flexibility in the U.S. market and our business in the U.S. may be materially and adversely impacted.

Section 201

On May 17, 2017, following receipt of a petition from Suniva, Inc., which was later joined by SolarWorld Americas, Inc., the USITC instituted a safeguard investigation to determine whether there were increased imports of CSPV products in such quantities as to be a substantial cause of serious injury, or the threat thereof, to the domestic industry producing like or directly competitive products. On September 22, 2017, the USITC determined that CSPV products are being imported into the U.S. in such increased quantities as to be a substantial cause of serious injury to the domestic industry.

On January 23, 2018, the President imposed a safeguard measure on imports of CSPV cells, whether or not partially or fully assembled into other products such as modules, consisting of (1) a 30% tariff-rate quota on imports of CSPV cells not partially or fully assembled into other products, imposed for a period of four years, with an unchanging within-quota quantity (2.5 gigawatts) and annual five percentage point reductions in the rate of duty applicable to goods entered in excess of that quantity in the second year (25%), third year (20%), and fourth year (15%); and (2) a 30% tariff on modules, imposed for a period of four years, with annual five percentage point reductions in the rates of duty in the second year (25%), third year (20%), and fourth year (15%). This safeguard measure, which became effective on February 7, 2018, applies to all countries except for certain developing country members of the World Trade Organization.

The safeguard measure may be amended or eliminated during the mid-term review, which will take place in 2020, as required by U.S. law. Specifically, at that time, the President may reduce, modify, or terminate the action taken if the President determines that: (1) the domestic industry has made a positive adjustment to import competition; (2) the domestic industry has not made adequate efforts to make a positive adjustment to import competition; or (3) the effectiveness of the safeguard action has been impaired by changed economic circumstances.

If such investigations instituted in our target markets lead to any adverse trade protection measures or remedies against exports from China, the prices of our products will be forced to increase significantly and we may lose customer orders to our competitors, which may materially and adversely affect our business prospects and results of operations.

Net Revenues

We currently derive net revenues from five sources:

•	sales of PV modules, which are currently our principal source of revenues and are primarily driven by market demand as well as our manufacturing capacity;

•	sales of PV cells, wafers and raw materials, which consist of sales of low efficiency PV cells, wafers and raw materials, based on overall consideration of the market and our operation conditions;

•	PV cells and PV modules processing fee, which we generate through providing PV cells and PV modules processing services to third parties as OEM;

•	sales of PV systems, which consist of sales of PV systems and related installation services; and

•	other revenues.

The following table sets forth each revenue source as a percentage of total consolidated net revenues for the periods indicated.

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Net revenues
Sales of PV modules	8,464,779	7,026,074	7,469,668	1,148,067
Sales of PV systems	197,365	127,353	47,958	7,371
Sales of PV cells, wafers and raw materials	686,056	746,261	625,937	96,205
Processing fee of PV cells and PV modules	389,450	308,386	157,586	24,221
Other revenues	228,136	168,025	62,575	9,617
Total net revenues	9,965,786	8,376,099	8,363,724	1,285,481

Our net revenues are net of business tax, value-added tax, city construction tax and education surcharges. Key factors affecting our net revenues include the average selling price per watt and wattage of our PV modules sold.

We expect that our revenues will, for the foreseeable future, continue to depend on the sale of PV modules to a relatively small number of customers. Our relationships with such key customers have been developed over a short period of time and are generally in their preliminary stages. Any factors adversely affecting the business operations of these customers could have a material adverse effect on our business and results of operations.

In 2015, 2016 and 2017, sales to the top five customers accounted for approximately 19.4%, 10.7% and 18.9%, respectively, of our net revenues. There is no individual customer accounting for 10% or more of total revenues for the years ended December 31, 2015, 2016 and 2017. As of December 31, 2016 and 2017, the top five outstanding accounts receivable balances (net of provisions) accounted for approximately 16.3% and 16.4%, respectively, of our total outstanding accounts receivable. No individual customer has accounts receivables balances that accounted for more than 10% of the total balance as of December 31, 2016 and 2017. Our largest customers have changed from year to year due to rapid growth in the sales of our PV modules, our diversification into new geographic markets and our ability to find new customers willing to place large orders with us.

Our business depends substantially on government incentives given to our customers. In many countries in which we sell our products, the market of our products would not be commercially viable on a sustainable basis without government incentives. This is largely because the cost of generating electricity from solar power currently exceeds and is expected to continue to exceed the costs of generating electricity from conventional energy sources. We generated approximately 93%, 97% and 95% of our total net revenues for the years ended December 31, 2015, 2016 and 2017, respectively, from sales to customers in countries with known government incentive programs for the use of solar products. A significant reduction in the scope or discontinuation of government incentive programs would have a materially adverse effect on the demand of our products.

A significant portion of our net revenues are from customers located in the PRC, Japan, U.S., Turkey, France, Germany and England. Revenues from customers located in the PRC, Japan, the USA, India, Turkey, France, Germany and England are as follows:

	Year ended
	December 31, 2015	% of net revenue	December 31, 2016	% of net revenue	December 31, 2017		% of net revenue
	RMB		RMB		RMB	US$

PRC	4,078,476	41%	4,932,284	59%	6,421,123	986,908	77%
Japan	2,723,800	27%	2,363,239	28%	737,813	113,400	9%
India	(202)	-%	18,970	-%	330,738	50,833	4%
USA	1,248,536	12%	513,690	6%	223,229	34,310	3%
England	80,255	1%	88,129	1%	861	132	-%
Turkey	550,799	5%	69,956	1%	58,686	9,020	-%
France	363,635	4%	1,477	-%	182	28	-%
Germany	170,518	2%	3,089	-%	11,365	1,747	-%
Others	749,969	8%	385,265	5%	579,727	89,103	7%
Total	9,965,786	100%	8,376,099	100%	8,363,724	1,285,481	100%

We derived significant revenue from sales outside of the PRC. As a result, our financial performance could be affected by events such as changes in foreign currency exchange rates, trade protection measures and changes in regional or worldwide economic or political conditions.

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

Gross Profit/Loss and Gross Profit/Loss Margin

Our gross profit is affected by a number of factors, including the average selling prices for our PV products, the cost of polysilicon, product mix, economies of scale and benefits from vertical integration, and our ability to manage our raw material supply cost-effectively. Our gross profit was RMB304.8 million (US$46.8 million) in 2017. Our gross profit margin was 3.6% in 2017, compared to our gross profit margin of 13.8% in 2016 and 11.9% in 2015.

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

Before September 30, 2011, our PV modules were typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. From October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nominal power output for 10 years and 80.7% of nominal power output for a period of 25 years for multicrystalline PV modules, and 98.0% of nominal power output for the first year, 92.0% of nominal power output for 10 years, and 82.0% of nominal power output for a period of 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with a linear-based warranty, which guarantees each year’s power output during the twenty-five-year warranty period. In December 2013, we entered into a similar module performance warranty insurance agreement with another insurance company for the same scope of beneficiaries during the period from January 1, 2014 to December 31, 2014. In March 2015, January 2016, January 2017 and January 2018, we renewed the agreement for the same scope of beneficiaries for 2015, 2016, 2017 and 2018 respectively. These warranties require us to fix or replace the defective products. Taking into account estimated product failure rates, the costs of repairing and/or replacing failed products, and other costs associated with repairing and/or replacing such failed products, we currently accrue the equivalent of 1% of gross revenues for warranty obligations. In 2017, we accrued warranty provision of RMB74.9 million (US$11.5 million).

•	General and administrative expenses, which consist primarily of salaries and benefits for our administrative and finance personnel, audit, legal and consulting fees, other travel and entertainment expenses, bank charges, amortization of technical know-how, depreciation of equipment used for administrative purposes and share-based compensation expenses, provision against doubtful receivables (excluding accounts receivables) and provision against prepayments to suppliers (excluding prepayments to firm purchase commitments).

•	Research and development expenses, which consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and prototype and equipment costs relating to the design, development, testing and enhancement of our products and their manufacturing processes. We are a party to several research grant contracts with the PRC government under which we receive funds for specified costs incurred in certain research projects. We record such amounts in “Other Income” in the Consolidated Statement of Comprehensive Income/(Loss) when the related research and development costs are incurred. We expect our research and development expenses to increase as we place a greater strategic focus on PV system sales in overseas markets and as we continue to hire additional research and development personnel and focus on continuous innovation of process technologies for our PV products. We conduct our research and development, design and manufacturing operations in China, where the costs of skilled labor, engineering and technical resources, as well as land, facilities and utilities, tend to be lower than those in more developed countries.

•	Provision for doubtful accounts receivable, which represents our estimated losses on accounts receivable resulting from customers’ inability or failure to make payments under our sales contracts. We consider age of doubtful accounts receivable, historical collection experience, customer-specific facts and current economic conditions to determine the amount of such provision.

•	Impairment of long-lived assets, which represents the difference between the carrying amount and the fair value of the long-lived assets that are considered to be impaired. Long-lived assets, such as property, plant and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the middle of 2015, due to lower-than-expected utilization of certain production facilities, our company did an impairment analysis on its long-lived assets, and recorded an impairment loss of RMB3,804.1 million for property, plant and equipment with respect to the production facilities based on the difference between carrying value and fair value of long-lived assets which was determined upon expected future cash flows discounted at the weighted average cost of capital. As a result of a significant drop in the selling price of PV modules in late 2016, our company also recorded an impairment of RMB1,277.4 million in 2016. In 2017, we also recorded an impairment loss of RMB1,897.3 million for property, plant and equipment and RMB144.9 million for project assets, primarily as a result of the lower gross margin and continuous decrease of average selling price in recent quarters and lower than expected power output of our certain solar power stations.

•	Provision for reserve for inventory purchase commitments under long-term polysilicon supply contracts. In 2011, we recognized a provision of RMB851.7 million for our inventory purchase commitments under our long-term polysilicon supply contracts as a result of the continuing decline in the purchase price for polysilicon prevailing in the open market. No such provision was made in 2012. In 2013, we recognized provisions of RMB393.0 for inventory purchase commitments under our long-term polysilicon supply contracts as a result of our having re-assessed the purchase commitments under those supply contracts based on then-current market prices for polysilicon and the status of our performance of, and negotiations with our suppliers under, the contracts. These negotiations may result in new commercial terms under the contracts. However, if the circumstances upon which the new commercial terms were negotiated should undergo a material change, the commercial terms would be adjusted accordingly to reflect conditions then prevailing in the open market. In 2015, 2016 and 2017, we did not recognize additional contingency losses for inventory firm purchase commitment. However, due to significant fluctuation in the foreign exchange rates between Renminbi and U.S. dollars and given that the inventory purchase commitment is denominated in U.S. dollars, which is different from the functional currency of our related subsidiaries, we recognized a foreign exchange re-measurement loss of RMB77.7 million and RMB90.3 million in 2015 and 2016, and a foreign exchange re-measurement gain of RMB 82.0 million in 2017, respectively.

•	Provision for prepayment in relation to inventory purchase commitments under long-term polysilicon supply contracts. From 2013 to 2017, we failed to purchase contractual volume as stated in the long-term contract with a supplier, therefore, the supplier claimed that certain advance payments had been forfeited according to the original terms. In 2013, 2015, 2016 and 2017, we recognized provisions of RMB87.1 million, RMB 71.3 million, RMB10.7 million and RMB3.6 million, respectively, on the prepayment in relation to our inventory purchase commitments for those years under the long-term contract with this supplier. We also recognized a provision of RMB 450.8 million in 2015 on the prepayment in relation to our inventory purchase commitments under the long-term contract with this supplier for the remaining contract period as we estimated that we will also fail to purchase contractual volume as stated in the long-term contract in the remaining contract period in the future. No such provision was further recognized in 2016 and 2017. Moreover, on December 15, 2017, we received a notice of termination from one supplier notifying us of its decision to terminate its long-term polysilicon supply contract with us with immediate effect and claiming US$897.5 million of payments due and payable by us under the supply contract. On April 26, 2018, this supplier filed a request for arbitration of its claim against us under the supply contract with the London Court of International Arbitration. As the notice of termination and the claim raised uncertainty of the recoverability of the prepayments of the RMB225.4 million made by us, we made a full impairment provision against total prepayments to this supplier of RMB 225.4 million (US$34.5 million), which was recorded under “Provision for prepayments in relation to inventory purchase commitments” in the Consolidated Statement of Comprehensive Loss for the year ended December 31, 2017.

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

Furthermore, under the EIT Law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to a preferential enterprise income tax rate of 15%. The Ministry of Science and Technology, the MOF and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises (“HNTE”) on January 29, 2016 to replace the previous regulations issued on April 24, 2008. The Ministry of Science and Technology, the MOF and the State Administration of Taxation also jointly issued the Guidelines for the Recognition of High and New Technology Enterprises on June 22, 2016 to replace the previous guidelines issued on July 8, 2008. In 2008, Tianwei Yingli was recognized by the Chinese government as a “High and New Technology Enterprise” (“HNTE”) under the new EIT law and its relevant regulations. In 2011, Tianwei Yingli renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% for 2012 and 2013. In 2014, Tianwei Yingli renewed its HNTE qualification again, which extended its entitlement to the preferential income tax rate of 15% to 2016. In 2017, since Tianwei Yingli did not renew its qualification, the income tax rate was adjusted back to statutory rate of 25% under the new EIT law. Yingli China was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations, which entitled it to the preferential income tax rate of 15% from 2011 to 2013. In 2014, Yingli China renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% from 2014 to 2016. In 2017, Yingli China renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% from 2017 to 2020. In 2011, Hainan Yingli was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations. Being a HNTE located in the Hainan Special Economic Zone, Hainan Yingli was entitled to a 2+3 tax holiday starting from the year in which it first generated operating income. Hainan Yingli elected and was approved to commence its 2+3 tax holiday in 2011. Therefore, Hainan Yingli was entitled to income tax exemption for 2011 and 2012 and subject to the reduced income tax rate of 12.5% from 2013 to 2015. Since the tax holiday ended in 2015, Hainan Yingli has been subject to a preferential income tax rate of 15% in 2016. In 2017, Hainan Yingli renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% from 2017 to 2020. In 2013, Yingli Tianjin, Yingli Lixian and Yingli Hengshui were recognized by the Chinese government as HNTEs under the new EIT law and its relevant regulations, which entitled them to the preferential income tax rate of 15% from 2013 to 2015. In 2016, Yingli Tianjin, Yingli Lixian and Yingli Hengshui renewed their HNTE qualification, which entitled them to the preferential income tax rate of 15% from 2016 to 2018.

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

Yingli Green Energy Europe S.L.U. (“Yingli Europe”, former Yingli Green Energy Spain S.L.U.) is located in Spain and subject to a corporate income tax rate of 24%. Yingli Green Energy Americas, Inc., or Yingli Americas, is located in Philadelphia of the United States of America and is subject to a federal corporate tax rate of 34% and a state corporate tax rate of 9.9%, resulting in an aggregate income tax rate of 43.9%. According to the tax bill signed by President Donald Trump on December 22, 2017, the federal corporate income tax will be cut to 21% starting from January 1, 2018.

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

Accrued Warranty Obligations

Before September 30, 2011, our multicrystalline PV modules are typically sold with a two or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. Effective October 1, 2011, we implemented a new and improved warranty terms for multicrystalline PV module that guarantees 91.2% and 80.7% of initial power generation capacity for 10 years and 25 years, respectively. Further, in respect of monocrystalline Panda PV module, we guarantees 98.0%, 92.0% and 82.0% of initial power generation for the first year, 10 years and 25 years, respectively. In addition, based on customers’ specific requirements, we provides the multicrystalline PV modules with linear-based warranty which guarantees each year’s power output during the twenty-five-year warranty period. We bear the risk of warranty claims long after we have sold its products and recognized revenues. We have sold PV modules since January 2003, and none of our PV modules has been in use for the entire warranty periods. In connection with our PV system sales in the PRC, we provide a one- to five- year warranty against defects in our modules, storage batteries, controllers and inverters.

We perform industry-standard testing to test the quality, durability and safety of our products. As a result of such tests, management believes the quality, durability and safety of its products are within industry norms. Management’s estimate of the amount of its warranty obligation is based on the results of these tests, consideration given to the warranty accrual practice of other companies in the same industry and our expected failure rate and future costs to service failed products. Our warranty obligation will be affected by its estimated product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Consequently, we accrue the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of its warranty obligations. To the extent that actual warranty costs differ significantly from estimates, we will revise its warranty provisions accordingly.

Actual warranty costs are charged against the accrued warranty liability. Warranty expense is recorded as selling expense.

Changes in the carrying amount of accrued warranty liability are as follows:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$

Beginning balance	748,428	792,139	841,806	129,383
Warranty provision for the current year	84,520	84,924	74,856	11,506
Warranty costs incurred or claimed	(40,809)	(35,257)	(27,760)	(4,267)
Total accrued warranty cost	792,139	841,806	889,902	136,622
Less: accrued warranty cost, current portion	38,869	37,462	39,949	6,140
Accrued warranty cost, excluding current portion	753,270	804,344	848,953	130,482

Long-Lived Assets

As of December 31, 2015, 2016 and 2017, our intangible assets primarily consisted of technical know-how, customer relationships, long-term supplier agreements and trademarks.

We depreciate and amortize our property, plant, equipment and intangible assets, which are subject to amortization, using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of plant and equipment (including the salvage values) in order to determine the amount of depreciation expense to be recorded during each reporting period. We estimate the useful lives at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which would result in the recognition of increased depreciation and amortization expenses in future periods. There has been no change to the estimated useful lives or salvage values during 2015, 2016 and 2017.

We evaluate long-lived assets, including property, plant and equipment, project assets, and intangible assets, which are subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We assess recoverability by comparing the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, we recognize an impairment charge based on the amount by which the carrying amount of the asset exceeds the fair value of the asset. We estimate the fair value of the asset based on the best information available, including prices for similar assets and, in the absence of an observable market price, the results of using a present value technique to estimate the fair value of the asset. Intangible assets that are not subject to amortization are tested annually for impairment at December 31, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. For intangible assets that are not subject to amortization, an impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

No impairment on our long-lived assets was recognized in 2013 and 2014 as the average selling price of PV modules stabilized in 2013 and 2014. Due to the significant decrease in shipment, gross profit margins and lower-than-expected utilization of production facilities in the middle of 2015, late 2016 and the third quarter of 2017, we believe that there were indicators that the carrying amount of our long-lived assets may not be recoverable.

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

After the work performed as discussed above, an impairment loss of RMB3,804.1 million related to buildings, machinery and equipment and shared assets in all solar production lines was recognized in 2015 to the extent that the asset group’s carrying value exceeds its fair value. As a result of a significant drop in the selling price of PV modules in late 2016, we also recorded such impairment loss of RMB1,277.4 million in 2016. In 2017, we recorded an impairment loss of RMB1,897.3 million for property, plant and equipment and RMB144.9 million for project assets, primarily as a result of the lower gross margin and continuous decrease of average selling price in recent quarters and lower than expected power output of the our certain solar power stations.

Share-Based Compensation

On December 28, 2006, we adopted the 2006 Stock Incentive Plan (the “Plan”). The Plan provides for both the granting of stock options and other stock-based awards such as restricted shares to our key employees, directors and consultants. The Plan was subsequently amended by our board of directors and shareholders to increase the number of ordinary shares that we are authorized to issue. The amendment did not change any other provisions of 2006 Stock Incentive Plan. As of December 31, 2017, we are authorized to issue 12,745,438 shares under the 2006 Stock Incentive Plan. Among these shares, up to 2,715,243 shares may be issued for the purposes of granting awards of unvested shares and up to 10,030,195 shares may be issued for the purpose of granting stock option.

Stock options

A summary of stock options activity for the years ended December 31, 2015, 2016 and 2017 is as follows:

	Number of Stock options	Weighted Average exercise price		Weighted Average remaining contractual term	Aggregate intrinsic Value

Outstanding as of December 31, 2014	6,910,812	US$	4.48
Granted	86,000	US$	0.84
Forfeited or cancelled	(453,818)	US$	(7.43)
Outstanding as of December 31, 2015	6,542,994	US$	4.23	4.49 years
Granted	817,881	US$	0.50
Forfeited or cancelled	(32,300)	US$	5.98
Outstanding as of December 31, 2016	7,328,575	US$	3.81	4.12 years	—
Forfeited or cancelled	(2,142,357)	US$	5.99
Outstanding as of December 31, 2017	5,186,218	US$	2.90	3.39 years
Vested and expected to vest as of December 31, 2017	5,186,218	US$	2.90	3.39 years
Exercisable as of December 31, 2017	4,757,278	US$	4.23	2.95 years

The weighted average option fair value of US$0.57 per share or an aggregate of US$49 on the date of grant during the year ended December 31, 2015 and the weighted average option fair value of US$ 0.34 per share or an aggregate of US$ 279 on the date of grant during the year ended December 31, 2016, was determined based on the Black-Scholes option pricing model, using the following weighted average assumptions. No stock options were granted in 2017.

	Year ended December 31, 2015	Year ended December 31, 2016

Expected volatility	76.23%~78.53%	79.77%~81.25%
Expected dividends yield	—	—
Expected term	6.25 years	5.75~6.25 years
Risk-free interest rate (per annum)	1.38%~1.40%	0.89%~1.30%
Estimated fair value of underlying ordinary shares (per share)	US$0.34~0.78	US$0.34~0.35

Our calculation of expected volatility was based on the historical volatility of our stock price.

We account for stock options in accordance with ASC Topic 718, by recognizing compensation cost based on the grant-date fair value over the period during which an employee is required to provide service in exchange for the award. No income tax benefit was recognized in the consolidated statements of comprehensive loss for these share options as such compensation expenses are not deductible for PRC tax purposes. The amount of compensation cost recognized for stock options for the years ended December 31, 2015, 2016 and 2017 is as follows:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$

Cost of revenues	1,525	—	—	—
Selling expenses	2,721	659	—	—
General and administrative expenses	6,409	821	1,073	165
Research and development expenses	1,295	—	—	—
Total compensation cost recognized for stock options	11,950	1,480	1,073	165

As of December 31, 2017, US$87 (RMB 569) of unrecognized compensation expense related to stock options is expected to be recognized over a weighted average period of approximately 0.78 years.

Valuation of Inventories

Inventories are stated at the lower of cost or market. Cost is determined by using the weighted-average cost method. Cost of work-in-progress and finished goods are comprised of direct materials, direct labour, and an allocation of related manufacturing overhead based on normal operating capacity.

Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. Certain factors could impact the realizable value of inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required that could negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, we may have higher gross margin when products that have been previously written down are eventually sold. Inventory write-downs due to the lower of cost or market assessment amounted to RMB 31.9 million, RMB 89.1 million and RMB 167.1 million (US$ 25.7 million) for the years ended December 31, 2015, 2016 and 2017, respectively, and were recorded as cost of revenues in the Consolidated Statements of Comprehensive Loss.

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

(a)	The inventory firm purchase commitment with Supplier A for the years ended December 31, 2015, 2016 and 2017

In entering into its inventory purchase contracts with Supplier A, we made prepayments. As of December 31, 2015 and 2016, total balance of prepayments made to Supplier A was RMB 224.0 and RMB 239.3 million. In 2015 and 2016, due to the anti-dumping duty and anti-subsidy investigation against Solar-Grade Polysilicon launched by the Ministry of Commerce of the People’s Republic of China, we did not make any purchases from the Supplier A under the above-mentioned long-term fixed price supply contract, which was entered into in 2011 and was effective from 2013 to 2020.

We recognized liabilities for loss on inventory purchase commitments regarding the long-term fixed price polysilicon contracts with Supplier A, based on the management’s assessment by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. The provision was determined by using management’s best estimates of future purchase prices over the remaining terms of the contracts and applying such estimated purchase prices in the lower of cost or market evaluation. In estimating the anticipated renegotiated purchase prices, we considered the pertinent terms of each of the long-term supply contracts, the history and progress of renegotiation with the relevant vendors and the actual price concessions granted, the polysilicon market development based on available industry research data and the likelihood of achieving different levels of renegotiated prices for future periods. In addition to the estimated renegotiated purchase price, certain other key assumptions were used in measuring the loss accrual, which included but were not limited to (i) the estimated net realizable value of the PV modules manufactured from the polysilicon expected to be purchased under the long-term supply contracts; and (ii) the normal profit margin of the PV modules for purposes of estimating the replacement cost or market price under the lower of cost or market evaluation. We also considered the quantities that were required to be purchased and amounts due on take or pay arrangements, as well as the history and progress of renegotiation with the relevant vendors and the actual concessions granted in developing the amount of the estimated loss contingencies.

As of December 31, 2014, total liability recognized by using methodology mentioned above was RMB 1,244.7 million. For the years ended December 31, 2015 and 2016, after management’s assessment by using the same methodology mentioned above, no additional contingency losses for inventory firm purchase commitment with Supplier A was determined to be required. However, due to significant fluctuation in the foreign exchange rates between the RMB and US$ in 2015 and 2016 and given that the inventory purchase commitment to Supplier A is dominated in US dollar, which is different from the related entities’ functional currency, a foreign exchange re-measurement loss of RMB 77.7 million and RMB 90.3 million was recorded as additional provision and was recorded in “Provision for reserve for inventory purchase commitments” for the years ended December 2015 and 2016, respectively.

For the year ended December 31, 2017, we still did not make any purchase from Supplier A. Moreover, on December 15, 2017, we received a notice of termination from Supplier A notifying us of its decision to terminate its long-term polysilicon supply contract with us with immediate effect and claiming US$897.5 million of payments due and payable by us under the supply contract. On April 26, 2018, Supplier A filed a request for arbitration of its claim against us under the supply contract with the London Court of International Arbitration. As the notice of termination and the claim raised uncertainty of the recoverability of the prepayments of the RMB225.4 million (US$34.5 million) made by us, we made a full impairment provision against total prepayments to Supplier A of RMB 225.4 million (US$34.5 million), which was recorded under “Provision for prepayments in relation to inventory purchase commitments” in the Consolidated Statement of Comprehensive Loss for the year ended December 31, 2017.

Since the negotiation is still in process with Supplier A and no mutual agreement has been reached, and since the outcome of the arbitration is still pending as discussed in “Item8 A. Consolidated Statements and Other Financial Information - Legal and Administrative Proceedings”, we have made no adjustment to the reserve for the inventory purchase commitments made in prior years. Considering the effect of foreign exchange re-measurement gain of RMB 82.2 million for the year ended December 31, 2017, total amount recorded under “Reserve for inventory purchase commitments” was RMB 1,330.7 million. The following table presents the movement of the liability for inventory purchase commitment from 2015 to 2017:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Beginning balance	(1,244,743)	(1,322,448)	(1,412,748)	(217,135)
(Additions)/reversal – foreign exchange	(77,705)	(90,300)	82,032	12,608
Ending balance	(1,322,448)	(1,412,748)	(1,330,716)	(204,527)

(b)	The inventory firm purchase commitment with Supplier C for the years ended December 31, 2015, 2016 and 2017

We also have prepayments with respect to another supplier, Supplier C, for the purchase of polysilicon. As of December 31, 2013, a provision of RMB 87,134 has been recorded as a reduction of “Prepayment to suppliers” in relation to the failure to purchase the stated quantities under the long-term fixed price supply contracts with Supplier C.

In 2015, we failed to purchase from Supplier C the stated quantities under the long-term fixed price supply contracts as our management determined after taking into consideration all relevant factors that it would be in our best interest not to accept those deliveries when they were due. As a result, because the contract has been substantially executed, the vendor claimed that certain advance payments had been forfeited. Unlike the take or pay obligation for Supplier A, if we fails to take the full amount of the agreed annual quantity in any calendar year, we do not have to pay for the remaining annual commitment, but rather only forfeits the unutilized portion of the prepayment related to that year. Further, we do not have the right to utilize this prepayment for deliveries in the following years. Accordingly, a provision of RMB 71,266 was made against the forfeited advance payments as December 31, 2015. In 2015, we made a further assessment and estimated that for our best interest, we would continue not to purchase from Supplier C the stated quantities in the remaining execution period of these long-term fixed price supply contracts. As a result, an additional impairment of RMB 450.8 million was provided as of December 31, 2015 based on the estimated shortage between the contractual procurement volume and the estimated procurement volume in the remaining execution period.

For the years ended December 31, 2016 and 2017, we made an additional true-up provision of RMB 10.7 million and RMB 3.6 million (US$0.6 million), respectively, based on the difference between the actual shortage of the purchase volume and the estimated purchase volume.

The following table presents the movement of the reserve against inventory purchase prepayments for Supplier C:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Beginning balance	(87,134)	(609,184)	(619,856)	(95,270)
Additions	(522,050)	(10,672)	(3,618)	(556)
Ending balance	(609,184)	(619,856)	(623,474)	(95,826)

As of December 31, 2016 and 2017, total impairment provided against prepayments to Supplier C in relation to inventory purchase commitments was RMB 619.9 million and RMB 623.5 million (US$ 95.8 million), respectively. As of December 31, 2017, total remaining unreserved prepayments to Supplier C was RMB 98.1 million (US$15.1 million), which represents the management’s best estimation on the recoverability of the prepayments.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts for the estimated loss on receivables when collection may no longer be reasonably assured. We assess collectability of receivables based on a number of factors, including the customer’s financial condition and creditworthiness. We make credit sales to major strategic customers in Europe. To reduce credit risks relating to other customers, we require some of our customers to pay a major portion of the purchase price by letters of credit. For the years ended December 31, 2015, 2016 and 2017, our provisions for doubtful accounts amounted to RMB414.8 million, RMB61.5 million and RMB139.7 million (US$21.5 million) respectively. We recorded a reversal of allowance for doubtful accounts of RMB10.4 million, RMB66.6 million and RMB42.4 million (US$6.5 million) in 2015, 2016 and 2017, respectively, primarily due to the collection of a previously reserved amount from customers.

The following table presents the movement of the allowance for doubtful accounts:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Beginning balance	(250,514)	(527,335)	(529,120)	(81,324)
Additions	(414,759)	(61,482)	(139,652)	(21,464)
Reversal of allowance for doubtful accounts	10,414	66,586	42,365	6,511
Write-off of accounts receivable	127,524	5,204	65,942	10,135
Reversal of partial accounts receivable written off in prior years	—	(12,093)	—	—
Ending balance	(527,335)	(529,120)	(560,465)	(86,142)

Allowance for doubtful accounts was provided based on a number of factors, including some customers’ financial conditions and creditworthiness. For the years ended December 31, 2015, 2016 and 2017, allowance for doubtful accounts was provided against receivables from certain customers who encountered financial difficulties and against certain customers who delayed payments to us.

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally four months from the date of billing. For certain customers we require an advance payment before the sale is made. Such advance payments are reported as “advances from customers” in our consolidated balance sheets and amounted to RMB 278.1 million and RMB 423.9 million (US$ 65.1 million) as of December 31, 2016 and 2017, respectively. We also require certain customers to secure payment by a letter of credit issued by the customers’ banks. Letters of credit have terms less than 90 days. Until the letter of credit is drawn and the amount is paid, the amount due from the customer is recorded as accounts receivable. As of December 31, 2016 and 2017, 23.9% and 13.7%, respectively, of accounts receivable were denominated in currencies other than the RMB.

As of December 31, 2016 and 2017, no accounts receivable was pledged to secure short-term bank borrowings.

Results of Operations

The following table sets forth a summary of our results of operations for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues
Non-related parties	9,333,490	8,041,258	7,692,631	1,182,336
Related parties	632,296	334,841	671,093	103,145
Total net revenues	9,965,786	8,376,099	8,363,724	1,285,481
Cost of revenues	8,778,456	7,224,226	8,058,960	1,238,639
Gross profit	1,187,330	1,151,873	304,764	46,842
Operating expenses
Selling expenses	854,315	630,873	528,166	81,178
General and administrative expenses	523,150	542,758	294,968	45,294
Research and development expenses	396,991	146,850	138,262	21,250
Provision for/(reversal of) doubtful accounts receivable	404,345	(5,104)	97,287	14,953
Disposal gain from long lived assets and land use right in relation to Fine Silicon and write off of related receivables	(1,167,317)	143,016	—	—
Impairment of long-lived assets	3,804,116	1,277,373	2,042,198	313,880
Provision for/(reversal of) reserve for inventory purchase commitments	77,705	90,300	(82,032)	(12,608)
Provision for prepayments in relation to inventory purchase commitments	522,050	10,672	229,048	35,204
Total operating expenses	5,415,355	2,836,738	3,247,627	499,151

Loss from operations	(4,228,025)	(1,684,865)	(2,942,863)	(452,309)

Other income (expense)
Interest expense	(977,176)	(663,217)	(663,718)	(102,012)
Interest income	22,632	6,595	6,019	925
Foreign currency exchange (losses)/ gain	(132,709)	6,000	32,903	5,057
Other income	148,462	246,967	117,529	18,064
Loss before income taxes	(5,166,816)	(2,088,520)	(3,450,130)	(530,275)
Income tax expense	(731,191)	(12,895)	(220)	(34)
Equity in loss of affiliates, net	(829)	(17,554)	(508)	(78)
Net loss	(5,898,836)	(2,118,969)	(3,450,858)	(530,387)

Less: Loss attributable to non-controlling interests	298,310	21,315	132,830	20,416
Net loss attributable to Yingli Green Energy	(5,600,526)	(2,097,654)	(3,318,028)	(509,971)

129

	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(5,898,836)	(2,118,969)	(3,450,858)	(530,387)
Foreign currency exchange translation adjustment, net of nil tax	(121,215)	(223,436)	164,518	25,286
Cash flow hedging derivatives, net of nil tax	(749)	—	—	—
Total comprehensive loss	(6,020,800)	(2,342,405)	(3,284,340)	(505,101)
Less: Comprehensive loss attributable to non-controlling interest	(288,189)	(10,076)	(142,555)	(21,910)
Comprehensive loss attributable to Yingli Green Energy	(5,732,611)	(2,332,329)	(3,143,785)	(483,191)

Net loss per share:
Basic and diluted	(30.81)	(11.54)	(18.25)	(2.80)

Weighted average number of shares outstanding	181,763,770	181,763,770	181,763,770	181,763,770

Net loss per ADS
Basic and diluted	(308.12)	(115.41)	(182.55)	(28.06)

Weighted average number of ADS outstanding	18,176,377	18,176,377	18,176,377	18,176,377

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues. Our total net revenues were RMB8,363.7 million (US$1,285.5 million) in 2017, compared to RMB8,376.1 million in 2016. Our PV module shipment volume (including shipments for PV systems) in 2017 was 2,953.0 megawatts, an increase of 26.5% from 2,170.4 megawatts in 2016.

Net revenues from sales of PV modules were RMB7,469.7 million (US$1,148.1 million), or 89.3% of total net revenues in 2017, compared to RMB7,026.1 million, or 83.9% of total net revenues in 2016. Our PV module sales in China in 2017 were RMB5,597.3 million (US$1,860.3 million), or 66.9% of our total net revenues, compared to RMB3,691.2 million, or 44.1% of our total net revenues in 2016. Our PV module sales in Japan in 2017 were RMB721.8 million (US$110.9 million), or 8.8% of our total net revenues, compared to RMB2,288.7 million, or 27.3% of our total net revenues in 2016. The increase of sales of PV modules was mainly due to the increase of shipment, which was offsetting by the decrease of average selling price in 2017.

Net revenues from sales of PV systems were RMB48.0 million (US$7.4 million), or 0.6% of total net revenues in 2017, compared to RMB127.4 million, or 1.5% of total net revenues in 2016. Most of our net revenues from sales of PV systems in 2016 were derived from China. Net revenues from sales of PV cells, wafers and raw materials were RMB625.9 million (US$96.2 million), or 7.5% of total net revenues in 2017, compared to RMB746.3 million, or 8.9% of total net revenues in 2016. Net revenues from PV cells and PV modules processing fee were RMB157.6 million (US$24.2 million), or 1.9% of total net revenues in 2017, compared to RMB308.4 million, or 3.7% of total net revenues in 2016. Other revenues were RMB62.6 million (US$9.6 million), or 0.7% of total net revenues in 2017, compared to RMB168.0 million, or 2.0% of total net revenues in 2016. Net revenues from sales of electricity were RMB 35.4 million (US$ 5.4 million), or 0.4% of total net revenues in 2017, compared to RMB 33.4 million, or 0.4% of total net revenues in 2016, which has been classified in “Other revenues”.

Cost of Revenues. The cost of PV modules sales as a percentage of net revenues from PV modules slightly decreased to 94.4% in 2017 from 86.0% in 2016.

Gross Profit. Our gross profit was RMB304.8 million (US$46.8 million) in 2017, compared to RMB1,151.9 million in 2016. Our gross margin was 3.6% in 2017, compared to 13.8% in 2016. The decrease of gross margin was mainly due to the significant decrease of market selling price as a result of continuous fierce competition worldwide, which was partially netting off by the increase of gross margin as a result of: 1) due to significant amount of impairment of long-lived assets recorded in both late 2016 and the third quarter of 2017, depreciation expenses charged as cost of revenue largely decreased, and 2) improvement of efficiency and decrease of production cost with the equipment upgraded in 2017.

Operating Expenses. Our operating expenses in 2017 were RMB3,247.6 million (US$499.2 million), compared to RMB2,836.7 million in 2016. Operating expenses as a percentage of net revenue was 39.0% in 2017, compared to 33.9% in 2016. The increase was mainly due to:

•	Impairment of long-lived assets. Based on the difference between carrying value and fair value of such long-lived assets, we recorded an impairment loss of RMB1,897.3 million for property, plant and equipment and RMB144.9 million for project assets, primarily as a result of the lower gross margin and continuous decrease of average selling price in recent quarters and lower than expected power output of our certain solar power stations in 2017, while we recorded such an impairment loss of RMB1,277.4 million for property, plant and equipment in 2016, which was mainly due to a significant decrease in the selling price of PV modules in late 2016.

•	Provision for/ (reversal of) doubtful accounts receivable. As a result of certain customers’ prolonged failure to settle accounts receivable and the continuing deterioration of their financial condition and creditworthiness, we made a total provision of RMB 77.3 million in 2017 for the doubtful accounts receivable related to these customers, while we reversed provision for doubtful accounts receivable of RMB 5.1 million in 2016 due to collection of accounts receivable, which were provided with bad debts in prior years.

•	Provision for prepayments in relation to inventory purchase commitments. In 2017, we recorded provisions of RMB229.0 million against the prepayments to suppliers with inventory firm purchase commitment, while we recorded such provision of RMB10.7 million in 2016. Out of RMB229.0 million of such provisions in 2017, we recorded RMB 225.4 million of impairment provision against total prepayments to one supplier, from which we received a notice of termination on December 15, 2017, notifying us of its decision to terminate its long-term polysilicon supply contract with us with immediate effect and claiming US$897.5 million of payments due and payable by us under the supply contract, which raised uncertainty of the recoverability of the prepayments of the RMB225.4 million made by us.

The increase in our operating expenses was partially offset by,

•	The decrease of selling expenses. Our selling expenses were RMB528.2 million in 2017, decreased from RMB630.9 million in 2016. The decrease was primarily due to more strict and effective control on the selling expenses and the restructure of European sales network.

•	The decrease of general and administrative expenses. In 2016, we made a provision of RMB 113.4 million against prepayments to several suppliers due to such suppliers failing to fulfill their delivery obligations and each was in financial difficulty, while no such provision was recorded in 2017. Also, we recognized a provision of RMB 59.0 million in respect of a settlement of litigation in 2016, and the amount recorded in relation to settlement of class action lawsuit in 2017 was RMB 10.9 million. We also recognized a gain on disposal of property, plant and equipment in 2017 of RMB 27.5 million, which increased from RMB 14.8 million in the year of 2016. Excluding the impact of such provision, the gain on disposal and the provision for doubtful accounts receivable, our general and administrative expenses were RMB331.3 million in 2017, decreased from RMB385.2 million in 2016, mainly as a result of more strict and effective control on general and administrative expenses.

•	Provision for/ (reversal of) reserve for inventory purchase commitments – foreign exchange. In 2016, we recorded provision for reserve for inventory purchase commitments of RMB90.3 million, while in 2017, as a result of foreign exchange re-measurement due to significant fluctuation in the foreign exchange rate between the Renminbi and U.S. dollars, we recorded reversal of provision for reserve for inventory purchase commitments of RMB82.0 million.

•	In 2016, we made a provision of RMB143.0 million on receivables from disposal of land use right due to its long aging and doubts on collectability, while no such provision was made in 2017.

Loss from Operations. Loss from operations was RMB2,942.9 million (US$452.3 million) in 2017, compared to RMB1,684.9 million in 2016. As a result of the cumulative effect of the above factors, operating loss margin was 39.4% in 2017, compared to 20.1% in 2016.

Interest Expenses, Net. Net interest expense in 2017 was RMB657.7 million (US$101.1 million), compared to RMB656.6 million in 2016. As of December 31, 2017, our company had an aggregate of RMB11.3 billion (US$1.7 billion) of borrowings and medium-term notes outstanding, compared to RMB 11.5 billion as of December 31, 2016. The weighted average interest rate for our company's borrowings in 2017 was 5.12%, compared to 5.59% in 2016.

Foreign Currency Exchange Gain/Loss. Foreign currency exchange gain was RMB32.9 million (US$5.1 million) in 2017, increased from RMB6.0 million in 2016. The increase of foreign currency exchange gain from 2016 to 2017 was mainly due to the depreciation of U.S. dollar against Renminbi and the appreciation of Euro against Renminbi in 2017, which was partially offset by the depreciation of Japanese Yen against Renminbi in 2017, because we had a balance of net financial liabilities denominated in U.S. dollar and a balance of net financial assets denominated in Japanese Yen and Euro.

Income Tax Benefit / Expense. We recognized an income tax expense of RMB0.2 million (US$0.03 million) in 2017, compared to an income tax expense of RMB12.9 million in 2016.

Loss Attributable to the Non-controlling Interests. In 2017, loss attributable to the non-controlling interests was RMB132.8 million (US$20.4 million), compared to RMB21.3 million in 2016.

Net Loss Attributable to Yingli Green Energy. As a result of the cumulative effect of the above factors, our net loss attributable to Yingli Green Energy was RMB3,318.0 million (US$510.0 million) in 2017, compared to RMB2,097.7 million in 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

Net Revenues. Our total net revenues were RMB8,376.1 million in 2016, which decreased by 16.0% from RMB9,965.8 million in 2015. Our PV module shipment volume (including shipments for PV systems) in 2016 was 2,170.4 megawatts, a decrease of 11.3% from 2,447.0 megawatts in 2015. The decrease in total net revenues year-over-year was mainly due to decreased PV module shipments as a result of a lower utilization rate of production capacity caused by tight cash flow starting from mid-2015, as well as a decline in the average selling price of our company’s modules.

Net revenues from sales of PV modules were RMB7,026.1 million, or 83.9% of total net revenues in 2016, compared to RMB8,464.8 million, or 84.9% of total net revenues in 2015. Our PV module sales in China in 2016 were RMB3,691.2 million, or 44.1% of our total net revenues, compared to RMB2,714.8 million, or 27.2% of our total net revenues in 2015. Our PV module sales in Japan in 2016 were RMB2,288.7 million, or 27.3% of our total net revenues, compared to RMB2,613.5 million, or 26.2% of our total net revenues in 2015.

Net revenues from sales of PV cells, wafers and raw materials were RMB746.3 million, or 8.9% of total net revenues in 2016, compared to RMB686.1 million, or 6.9% of total net revenues in 2015.

Net revenues from PV cells and PV modules processing fee were RMB308.4 million, or 3.7% of total net revenues in 2016, compared to RMB389.5 million, or 3.9% of total net revenues in 2015.

Net revenues from sales of PV systems were RMB127.4 million, or 1.5% of total net revenues in 2016, compared to RMB197.4 million, or 2.0% of total net revenues in 2015. Most of our net revenues from sales of PV systems in 2016 were derived from China.

Other revenues were RMB168.0 million, or 2.0% of total net revenues in 2016, compared to RMB228.1 million, or 2.3% of total net revenues in 2015. Net revenues from sales of electricity were RMB 33.4 million, or 0.4% of total net revenues in 2016, compared to RMB 38.1 million, or 4% of total net revenues in 2015, which has been classified in “Other revenues”.

Cost of Revenues. The cost of PV modules sales as a percentage of net revenues from PV modules slightly decreased to 86.0% in 2016, from 86.6% in 2015. Net revenues from sales of electricity were RMB 33.4 million, or 0.4% of total net revenues in 2016, compared to RMB 38.1 million, or 4% of total net revenues in 2015, which has been classified in “Other revenues”.

Gross Profit. Our gross profit was RMB1,151.9 million in 2016, compared to RMB1,187.3 million in 2015. Our gross margin was 13.8% in 2016, compared to 11.9% in 2015.

Operating Expenses. Our operating expenses in 2016 were RMB2,836.7 million, compared to RMB5,415.4 million in 2015. Operating expenses as a percentage of net revenue was 33.9% in 2016, compared to 54.3% in 2015. The decrease was mainly due to,

•	Impairment of long-lived assets. Mainly due to the lower utilization rate of production facilities, our company recorded an impairment loss of RMB 3.8 billion for property, plant and equipment based on the difference between carrying value and fair value of such long-lived assets in 2015, while due to a significant decrease in the selling price of PV modules in late 2016, our company recorded such impairment loss of RMB1.3 billion in 2016.

•	Provision for/ (reversal of) doubtful accounts receivable. As a result of certain customers’ prolonged failure to settle accounts receivable and the continuing deterioration of their financial condition and creditworthiness, we made a total provision of RMB 404.3 million in 2015 for the doubtful accounts receivable related to these customers, while we reversed provision for doubtful accounts receivable of RMB 5.1 million in 2016 due to collection of these accounts receivable.

•	Provision for prepayments in relation to inventory purchase commitments. In 2015, our company recorded provisions of RMB 522.1 million for the prepayments to certain supplier under our company's long-term polysilicon supply contracts as a result of the reassessment of the purchase commitments under those supply contracts, while our company recorded such provision of RMB10.7 million in 2016.

•	Selling expenses. Our company’s selling expenses were RMB630.9 million in 2016, decreased from RMB854.3 million in 2015. The decrease was primarily due to a lower freight and insurance costs as a result of decreased total PV module shipments.

•	General and administrative expenses. Our company made a provision of RMB113.4 million in 2016 against prepayments made to several suppliers due to these suppliers failing to fulfill their delivery obligations under their contracts with our company and each was in financial difficulty. Except for the bad debt provision, our company’s general and administrative expenses decreased to RMB429.3 million in 2016 from RMB523.2 million in 2015 mainly as a result of more strict and effective control on general and administrative expenses.

•	Research and development expenses. Our research and development expenses decreased to RMB146.9 million in 2016 from RMB397.0 million in 2015. The decrease in research and development expenses from 2016 to 2015 was mainly due to our enhanced control of research and development projects as a result of our tight cash flow.

The decrease in our operating expenses was partially offset by,

•	Disposal gain from long-lived assets and land use right in relation to a subsidiary and write off of related receivable. In 2015, Fine Silicon, one of our company's subsidiaries in China, disposed its long-lived assets and land use rights and our company recognized a disposal gain of RMB 1.2 billion while in 2016, we further received RMB 103 million from local government. For the expected remaining outstanding receivables of RMB 143,016, as further discussed with local government in terms of the method of calculation of the contributions, we believe the expected remaining amount will not be paid. As a result, a fully provision of RMB143,016 was provided by us for the year ended December 31, 2016.

•	Provision for reserve for inventory purchase commitments. In 2015, our company recorded provision for reserve for inventory purchase commitments of RMB77.7 million while our company recorded such provision of RMB90.3 million in 2016.

Loss from Operations. Loss from operations was RMB1,684.9 million in 2016, compared to RMB4,228.0 million in 2015. As a result of the cumulative effect of the above factors, operating loss margin was 20.1% in 2016, compared to 42.4% in 2015.

Interest Expenses, Net. Net interest expense in 2016 was RMB656.6 million, compared to RMB 954.5 million in 2015. The decrease in interest expenses in 2016 is primarily attributable to our company having entered into supplement agreements with certain lending banks to reduce its interest rate on bank borrowings from those lending banks. As of December 31, 2016, our company had an aggregate of RMB11.5 billion of borrowings and medium-term notes outstanding, compared to RMB 11.8 billion as of December 31, 2015. The weighted average interest rate for our company's borrowings in 2016 was 5.59%, which decreased from 6.39% in 2015.

Foreign Currency Exchange Gain/Loss. Foreign currency exchange gain was RMB6.0 million in 2016, compared to a foreign currency exchange loss of RMB132.7 million in 2015. Our company recorded a foreign currency exchange gain in 2016 was mainly due to appreciation of Japanese Yen and Euro appreciated against Renminbi in 2016 and our company had a balance of net financial assets denominated in Japanese Yen and Euro, which was substantially offset by a currency exchange loss caused by the depreciation of Renminbi against the U.S. dollar in 2016 because our company had a balance of net financial liabilities denominated in U.S. dollar. The foreign exchange loss in 2015 was mainly due to the depreciation of Renminbi against the U.S. dollar.

Income Tax Expense. We recognized an income tax expense of RMB12.9 million in 2016, compared to an income tax expense of RMB731.2 million in 2015. The significant amount incurred in 2015 was primarily due to assessment on recovery of deferred income tax assets which resulted in an additional valuation allowance of deferred income tax assets as well as the realization of deferred tax assets upon the disposal of Fine Silicon land use rights.

Loss Attributable to the Non-controlling Interests. In 2016, loss attributable to the non-controlling interests was RMB21.3 million, compared to RMB298.3 million in 2015.

Net Loss Attributable to Yingli Green Energy. As a result of the cumulative effect of the above factors, our net loss attributable to Yingli Green Energy was RMB2,097.7 million in 2016, compared to RMB5,600.5 million in 2015.

B.	Liquidity and Capital Resources

We require a significant amount of cash to fund our operations. We also have a significant amount of debt outstanding and debt service requirements to satisfy. We may also require cash to meet our future capital requirements, which may be difficult to predict.

Cash Flows and Working Capital

Our ability to continue as a going concern for a reasonable period of time largely depends on the ability of our management to successfully execute our business plan (including increasing sales while decreasing operating costs and expenses), to renew or rollover our short-term borrowings, to agree on a debt restructuring plan with our creditors, and to persuade our creditors to refrain from enforcing our debt payment obligations or initiate any bankruptcy, liquidation or similar proceeding against us (including any of our major subsidiaries) in any jurisdiction before a viable debt restructuring plan is adopted and approved by all relevant parties and, if required, the ability to obtain additional funds from third parties, including banks, or from the issuance of additional equity or debt securities. There is substantial doubt in this regard. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — There is substantial doubt as to our ability to continue as a going concern”.

The primary sources of our financing have been borrowings from banks and other third parties, private placements of our debt, equity and equity-linked securities as well as our initial public offering, follow-on offerings, convertible senior notes offering, and medium-term notes offering. As of December 31, 2017, we had RMB378.1 million (US$58.1 million) in cash, RMB342.7 million (US$52.7 million) in restricted cash, RMB10,407.0 million (US$1,599.5 million) in outstanding short-term borrowings (including the current portion of our long-term debt, RMB357 million of the 2010 MTNs that became due on October 13, 2015, RMB1.4 billion of the 2011 MTNs that became due on May 12, 2016), and RMB920.3 million (US$141.4 million) in outstanding long-term debt (excluding the current portion).

As of December 31, 2017, our cash consisted of cash on hand, cash in bank accounts and interest-bearing savings accounts, and our restricted cash consisted of bank deposits for securing letters of credit, letters of guarantee granted to us and bank deposits for securing loan facilities.

Borrowings

(a)	Current

Short-term borrowings and current instalments of long-term debt consist of the following:

	Year ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)

Guaranteed by bank deposits	30,000	30,000	4,611
Guaranteed by related parties	4,338,276	4,508,449	692,936
Guaranteed by property, plant and equipment	1,335,374	1,567,107	240,860
Guaranteed by third parties	34,000	34,000	5,226
Unsecured loans	404,666	312,466	48,025
Subtotal of short-term borrowings*	6,142,316	6,452,022	991,658
Current portion of long-term debts*	810,889	2,197,985	337,824
Current portion of medium-term notes	2,057,000	1,757,000	270,046
Total short-term borrowings and current portion of long-term debt	9,010,205	10,407,007	1,599,528

*Short-term borrowings and current portion of long-term debts consist of the following:

	Year ended December 31,
	2016	2017
	RMB	RMB	US$
Short-term borrowings:
No breach of loan covenants or no triggering cross default	1,852,798	2,361,418	362,943
In breach of loan covenants or triggering cross default with no waivers from banks	4,289,518	4,090,604	628,715
	6,142,316	6,452,022	991,658
Current portion of long-term debts
No breach of loan covenants or no triggering cross default	37,012	105,980	16,289
In breach of loan covenants and no waiver received from banks	657,835	2,052,538	315,469
In breach of loan covenants with waivers received from banks	116,042	39,467	6,066
	810,889	2,197,985	337,824

As of December 31, 2017, except for three long-term borrowings reclassified from non-current portion to current portion due to breach of loan covenants with no waiver received from the banks, we had 54 outstanding short-term borrowings and current portion of long-term debts classified as current liabilities with financial covenants, and 18 out of the 54 borrowings were in breach of the financial covenants with an aggregate principal amount of RMB3,882.5 million (US$596.7 million). All these loans were borrowed by Yingli China and Tianjin Yingli and the financial covenants breached were regarding the current ratio, quick ratio, debt-to-asset ratio and debt coverage ratio of Yingli China and the debt-to asset ratio of Tianjin Yingli. Given the original terms of these loans would have matured in the near term and considering our continued need for short-term financing, we have focused on negotiating with the banks for the extension of these loans and did not request any separate waiver for breach of financial covenants. As of December 31, 2017, notwithstanding the failure of Yingli China and Tianjin Yingli to satisfy the relevant loan covenants in the original agreements, the banks, which were fully aware of the financial condition of Yingli China and Tianjin Yingli, agreed to extend the terms of certain of these loans by an additional one year upon their maturity with the existing financial covenants. Among the 18 loans mentioned above, the terms of 16 loans had been extended by written agreements between the banks and Yingli China and Tianjin Yingli by year ended December 31, 2017, except two loans which were borrowed in 2017. All the loans mentioned above were classified as current liabilities as of December 31, 2017 because they were in breach of loan covenants both before and after extension.

As of December 31, 2017, the breach of financial covenants mentioned above did not trigger any other cross-default provision under any loan of us. We did not have any cross-default triggered under any of their loans classified as non-current liabilities due to any other reason either.

As of December 31, 2017, because Yingli China failed to repay one short-term loan with total RMB30 million (US$4.7 million) when such repayments became due in August 2017, such payment default triggered cross-defaults under Yingli China’s 13 other loans classified as current liabilities with aggregate principal amount of RMB1,562.1 million (US$240.1 million). In addition, Hainan Yingli failed to repay one loan with principal amount of RMB99.1 million (US$15.2 million) upon its maturity in November 2015, and such payment default triggered cross-defaults under Hainan Yingli’s 2 other loans classified as current liabilities with aggregate principal amount of RMB37.9 million (US$5.8 million). All the loans mentioned above were classified as current liabilities as of December 31, 2017 because they either had payment defaults or cross-defaults. In subsequent period, Yingli China and Hainan Yingli are still in negotiation with the banks to extend the terms.

Short-term borrowings outstanding (including the current portion of long-term debt) as of December 31, 2016 and 2017 bore a weighted average interest rate of 5.08% and 4.91% per annum, respectively. All short-term borrowings mature and expire at various times within one year.

(b)	Non-current

	Year ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Long-term debt and medium-term notes:
Secured loans from China Development Bank	3,000,548	2,887,345	443,777
Guaranteed by related parties	33,000	29,000	4,457
Secured by multiple assets	300,962	201,932	31,036
Medium-term notes	2,057,000	1,757,000	270,046
	5,391,510	4,875,277	749,316
Less: current portion	(2,867,889)	(3,954,985)	(607,870)
Total long-term debt and medium-term notes	2,523,621	920,292	141,446

As of December 31, 2016 and 2017, long-term debts that were in breach and no breach of loan covenants as following:

	Year ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Long-term debt::
In breach of loan covenants with waivers from banks	865,625	641,005	98,521
No breach of loan covenants	1,657,996	279,287	42,925
Total long-term debt	2,523,621	920,292	141,446

Long-term loans that breached certain loan covenants as of December 31, 2017 with no waiver obtained:

In October 2011, Tianjin Yingli borrowed an eight-year RMB 350.0 million loan from China Development Bank at an interest rate of the five-year Renminbi benchmark loan rate per annum (the “Tianjin Yingli RMB Loan”). The loan is guaranteed by property, plant and equipment. We withdrew RMB 350.0 million (US$ 53.8 million) by the end of December 31, 2017. The original repayment schedule in October 2011 was RMB 25.0 million due in October 2013, RMB 25.0 million due in February 2014, RMB 20.0 million in August 2014, RMB 20.0 million due in February 2015, RMB 5.0 million due in August 2015, RMB 5.0 million due in February 2016, RMB 30.0 million due in August 2016, RMB 30.0 million due in February 2017, RMB 40.0 million due in August 2017, RMB 40.0 million due in February 2018, RMB 34.0 million due in August 2018, RMB 35.0 million due in February 2019, RMB 41.0 million due in October 2019. We made two agreements with the bank to renew the repayment schedules in April 2016 and July 2017, respectively. Based on the most updated amendment, the new repayment schedule was RMB 31.6 million due in February 2019, RMB 31.7 million due in August 2019, RMB 31.7 million due in February 2020, RMB 31.7 million due in August 2020, RMB 31.7 million due in February 2021, RMB 31.7 million due in August 2021, RMB 31.7 million due in February 2022, RMB 31.7 million due in October 2022. No other key terms were changed in these amendments.

The loan agreement for the Tianjing Yingli RMB Loan required Tianjing Yingli to maintain a debt-to-asset ratio (calculated as total liabilities divided by total assets) of no more than 80%. As of December 31, 2017, Tianjing Yingli was in breach of the financial covenant to maintain a debt-to-asset ratio of less than 80% and failed to obtain a waiver from the bank. Thus, the Tianjin Yingli RMB Loan of RMB 253.3 million (US$ 38.9 million) was reclassified as short-term loan since it may have the risk of being recovered by the China Development Bank at any time according to the terms in the contract.

In November 2011, Hainan Yingli New Energy Resources Co., Ltd, (“Hainan Yingli”) entered into an eight-year RMB 900.0 million loan agreement with China Development Bank at an interest rate of the five-year Renminbi benchmark loan rate per annum (the “Hainan Yingli RMB Loan”). The loan is guaranteed by property, plant and equipment. In May 2013, Hainan Yingli entered into an amendment to increase this loan credit limit by RMB 282.2 million. We withdrew RMB 1,182.2 million (US$ 181.7 million) by the end of December 31, 2017. The original repayment schedule was RMB 90.8 million due in July 2013, RMB 90.8 million due in November 2013, RMB 90.8 million due in May 2014, RMB 90.8 million due in November 2014, RMB 90.8 million due in May 2015, RMB 90.8 million due in November 2015, RMB 90.8 million due in May 2016, RMB 90.8 million due in November 2016, RMB 90.8 million due in May 2017, RMB 90.8 million due in November 2017, RMB 90.8 million due in May 2018, RMB 90.8 million due in November 2018 and RMB 92.5 million due in July 2019. In November 2015 and March 2016, Hainan Yingli made two agreements with the bank to renew the repayment schedules. According to the most updated agreement in March 2016 with the total unrepaid amount of RMB 727.6 million the amended repayment schedule was RMB 0.1 million due in May 2016, RMB 0.1 million due in November 2016, RMB 0.1 million due in May 2017, RMB 0.1 million due in November 2017, RMB 60.0 million due in May 2018, RMB 60.0 million due in November 2018, RMB 80.0 million due in May 2019, RMB 80.0 million due in November 2019, RMB 80.0 million due in May 2020, RMB 80.0 million due in November 2020, RMB 80.0 million due in May 2021, RMB 80.0 million due in November 2021 and RMB127.2 due in July 2020. No other key terms were changed in these two amendments. According to the second amendment of the loan agreement, we repaid RMB 0.2 million and RMB 0.2 million that was due in 2016 and 2017, respectively.

The loan agreement for the Hainan Yingli RMB Loan required that total amount of Hainan Yingli’s guarantee for the third party must not exceed 30% of its net asset only if it get a permission from the bank in advance. As of December 31, 2017, Hainan Yingli was in breach of the loan covenants to maintain its guarantee amount of no more than 30% of its net asset and failed to obtain a waiver from the bank. Thus, the Hainan Yingli RMB Loan of RMB 727.6 million (US$ 111.8 million) was reclassified as short-term loan since it may have the risk of being recovered by the China Development Bank at any time according to the terms in the contract.

In March 2012, Hainan Yingli entered into a seven-year US$135.0 million loan agreement with China Development Bank at an interest of the 3-month LIBOR plus 5% per annum (the “Hainan Yingli USD Loan”). We withdrew US$135.0 million (RMB 882.1 million) by the end of December 31, 2017 under this agreement. The loan is guaranteed by property, plant and equipment. The original repayment schedule in March 2012 was US$ 10.6 million due in July 2013, US$ 10.6 million due in November 2013, US$ 10.6 million due in May 2014, US$10.6 million due in November 2014, US$ 10.6 million due in May 2015, US$ 10.6 million due in November 2015, US$ 10.6 million due in May 2016, US$ 10.6 million due in November 2016, US$ 10.6 million due in May 2017, US$ 10.6 million due in November 2017, US$ 10.6 million due in May 2018, US$ 10.6 million due in November 2018 and US$ 7.8 million due in July 2019. In November 2015 and March 2016, Hainan Yingli made two agreements with the bank to renew the repayment schedules. According to the most updated agreement with the total unrepaid amount of US$ 81.9 million the amended repayment schedule was US$ 0.03 million due in May 2016, US$ 0.03 million due in November 2016, US$ 0.03 million due in May 2017, US$ 0.03 million due in November 2017, US$ 3.0 million due in May 2018, US$ 3.0 million due in November 2018, US$ 10.0 million due in May 2019, US$ 10.0 million due in November 2019, US$ 10.0 million due in May 2020, US$ 10.0 million due in November 2020, US$ 10.0 million due in May 2021, US$ 10.0 million due in November 2021 and US$15.8 million due in July 2022. No other key terms were changed except that in the second agreement entered into in March 2016, the interest rate was modified from the 3-month LIBOR plus an additional surcharge of 5% of the interest rate per annum to 3-month LIBOR plus an additional surcharge of 4% of the interest rate per annum. According to the most updated amendment of the loan agreement, we repaid US$ 0.06 million and US$ 0.06 million in 2016 and 2017, respectively.

The loan agreement for the Hainan Yingli USD Loan required that the amount of Hainan Yingli’s loans must not exceed the 10% of its net asset only if it get a permission from the bank in advance. As of December 31, 2017, Hainan Yingli was in breach of the financial covenants to maintain its loan amount of no more than 10% of its net asset and failed to obtain a waiver from the bank. Thus, the Hainan Yingli USD Loan of US$ 81.8 million (RMB 534.4 million) was reclassified as short-term loan since it may have the risk of being recovered by the China Development Bank at any time according to the terms in the contract.

Long-term loans that breached certain loan covenants as of December 31, 2017 with waivers obtained

In October 2011, Tianjin Yingli New Energy Resources Co., Ltd, (“Tianjin Yingli”) borrowed an eight-year US$100.0 million loan from China Development Bank at an interest rate of 6-month LIBOR plus 5.2% per annum. The loan is guaranteed by property, plant and equipment (the “Tianjin Yingli USD Loan”). We withdrew US$ 100.0 million (RMB 650.6 million) by the end of December 31, 2017. The original repayment schedule in October 2011 was US$ 5.0 million due in October 2013, US$ 8.0 million due in February 2014, US$ 8.0 million due in August 2014, US$ 9.0 million due in February 2015, US$ 9.0 million due in August 2015, US$ 9.0 million due in February 2016, US$ 9.0 million due in August 2016, US$ 9.0 million due in February 2017, US$ 9.0 million due in August 2017, US$ 10.0 million due in February 2018, US$ 5.0 million due in August 2018, US$ 5.0 million due in February 2019, US$ 5.0 million due in October 2017. From November 2015 to July 2017, Tianjin Yingli made three agreements with the bank to renew the repayment schedules. And based on the third amendment entered into in July 2017 with the total unrepaid amount of US$ 69.8 million the amended repayment schedule was US$ 0.02 million due in October 2017, US$ 0.02 million due in April 2018, US$ 0.02 million due in October 2018, US$ 8.7 million due in April 2019, US$ 8.7 million due in October 2019, US$ 8.7 million due in April 2020, US$ 8.7 million due in October 2020, US$ 8.7 million due in April 2021, US$ 8.7 million due in October 2021, US$ 8.7 million due in April 2022 and US$ 8.7 million due in October 2022. No other key terms were changed in these amendments except that in the second amendment entered into in April 2016, the interest rate was modified from 6-month LIBOR plus 5.2% per annum to 6-month LIBOR plus 4.5% per annum. And we repaid US$ 0.02 million in October 2017 according to the most updated repayment schedule. As of December 31, 2017, the current and non-current portion of this long-term borrowing was US$ 0.04 million (RMB 0.3 million) and US$ 69.7 million (RMB 455.4 million), respectively.

The loan agreement for the Tianjin Yingli USD Loan required Tianjin Yingli to maintain a current ratio (calculated as total current assets divided by total current liabilities) of no less than 60%, quick ratio (calculated as total current assets minus inventory and then divided by total current liabilities) of no less than 50%, debt-to-asset ratio (calculated as total liabilities divided by total assets) of no more than 80%, debt coverage ratio (calculated as cash available for debt servicing during the period divided by interest and principal payments during the period) of no less than 150% and interest coverage ratio (calculated as cash available for interest payment during the period divided by interest and other fees payable during the period) of no less than 150%. As of December 31, 2017, Tianjin Yingli was in breach of the financial covenant to maintain a debt-to-asset ratio of less than 80%. China Development Bank granted a written waiver to Tianjin Yingli which waived the requirement regarding Tianjin Yingli’s debt-to-asset ratio until the end of the contract term. The waiver did not impose any new financial covenant or require any prepayment.

In October 2011, Hengshui Yingli New Energy Resources Co., Ltd. (“Hengshui Yingli”) entered into an eight-year US$ 50.0 million loan agreement with China Development Bank at an interest of 6-month LIBOR plus 5.8% per annum and subject to adjustment annually (the “Hengshui Yingli USD Loan”). The loan is guaranteed by property, plant and equipment. By the end of December 31, 2017, we withdrew US$ 50.0 million (RMB 325.3). The original repayment schedule was US$ 3.0 million due in December 2012, US$ 1.5 million due in June 2013, US$ 1.5 million due in December 2013, US$ 3.0 million due in June 2014, US$ 3.0 million due in December 2014, US$ 3.0 million due in June 2015, US$ 3.0 million due in December 2015, US$ 4.0 million due in June 2016, US$ 4.0 million due in December 2016, US$ 4.0 million due in June 2017, US$ 4.0 million due in December 2017, US$ 4.0 million due in June 2018, US$ 4.0 million due in December 2018, US$ 4.0 million due in June 2019, US$ 4.0 million due in October 2019. From December 2015 to June 2017, Hengshui Yingli made three agreements with the bank to renew its repayment schedules. And based on the third amendment entered into in June 2017 with the total unrepaid amount of US$ 34.9 million the amended repayment schedule was US$ 0.2 million due in June 2017, US$ 0.2 million due in December 2017, US$ 3.0 million due in June 2018, US$ 3.0 million due in December 2018, US$ 3.0 million due in June 2019, US$ 3.0 million due in December 2019, US$ 4.0 million due in June 2020, US$ 4.0 million due in December 2020, US$ 4.0 million due in June 2021, US$ 4.0 million due in December 2021, US$ 3.2 million due in June 2022 and US$ 3.2 million due in December 2022. No other key terms were changed in these amendments except that in the second amendment entered into in March 2016, the interest rate was modified from 6-month LIBOR plus 5.8% per annum to 6-month LIBOR plus 4.5% per annum. We repaid US$ 0.5 million in 2017 according to the most updated repayment schedule. As of December 31, 2017, the current and non-current portion of this long-term borrowing was US$ 6.0 million (RMB 39.2 million) and US$ 28.4 million (RMB 185.6 million), respectively.

The loan agreement for the Hengshui Yingli USD Loan required Hengshui Yingli to maintain a debt-to-asset ratio (calculated as total liabilities divided by total assets) of no more than 75% and debt coverage ratio (calculated as cash available for debt servicing during the period divided by interest and principal payments during the period) of no less than 130%. As of the December 31, 2017, Hengshui Yingli was in breach of the financial covenant to maintain a debt-to-asset ratio of no more than 75%. China Development Bank granted a written waiver to Hengshui Yingli which waived the requirement regarding Hengshui Yingli’s debt-to-asset ratio under the loan agreement until the end of the contract term. The waiver did not impose any new financial covenant or require any prepayment.

Long-term loans that did not breach loan covenants as of December 31, 2017

In December 2008, Yingli China entered into an eight-year US$ 70.0 million loan agreement at an interest rate of 6-month LIBOR plus 6% per annum with China Development Bank. The loan is guaranteed by Tianwei Yingli and Mr. Liansheng Miao, our chairman and CEO, and secured by Yingli China’s property, plant and equipment. The loan is repayable in annual instalment of US$ 8.0 million for the first two years and US$ 9.0 million for the remaining six years, respectively, commencing in December 2009. In December 2015, out of US$ 18.0 million that was due, we repaid US$ 0.05 million and the remaining portion of US$ 18.0 million was extended to December 2016 based on the first amendment of loan agreement entered into in December 2015. Based on the second amendment of the loan agreement entered into in June 2016, the amended repayment schedule was US$0.05 million due in December 2017, US$8.9 million due in December 2018 and US$ 8.9 million due in December 2019. In addition, the interest rate was modified from 6-month LIBOR plus 6% per annum to 6-month LIBOR plus 3.5% per annum. We repaid US$ 0.05 million in December 2017 according to the most updated repayment agreement. As of December 31, 2017, the current and non-current portion of this long-term borrowing was US$ 8.9 million (RMB 58.3 million) and US$ 8.9 million (RMB 58.4 million), respectively.

In May 2010, Hainan Yingli entered into a five-year RMB 180.0 million loan agreement at an interest rate of the three-five year Renminbi benchmark loan rate per annum with Industrial and Commercial Bank of China Limited. The loan is guaranteed by us and repayable in semi-annual instalment of RMB 20.0 million starting from August 2011. Based on the first amendment of the loan agreement entered into in December 2015, loan of RMB 14.0 million that was due in September 2015 was extended to September 2016. In addition, the interest rate was modified from the three-five year Renminbi benchmark loan rate per annum to five-year Renminbi benchmark loan rate plus an additional surcharge of 10% per annum. Based on the second amendment of the loan agreement entered into in September 2016, the amended repayment schedule was RMB 2.0 million due in March 2017, RMB 2.0 million due in June 2017 and RMB 10.0 million due in September 2017. In addition, the interest rate was modified from five-year Renminbi benchmark loan rate plus an additional surcharge of 10% per annum to the five-year Renminbi benchmark loan rate. Based on the third amendment of the loan agreement entered into in October 2017, the amended repayment schedule was RMB 2.0 million due in March 2018, RMB 2.0 million due in June 2018 and RMB 10.0 million due in September 2018. As of December 31, 2017, the current and non-current portion of this long-term borrowing was RMB 14.0 million (US$ 2.2 million) and nil, respectively.

In May 2011, Yingli China entered into a 42-month RMB 1,160.0 million loan agreement with Bank of China and China Citic Bank at an interest rate of the three-five year Renminbi benchmark loan rate plus an additional surcharge of 5% of the interest rate per annum. By the end of December 31, 2017, we withdrew RMB 481.0 million (US$ 73.9 million). The loan is guaranteed by Yingli Green Energy and Yingli Group. Out of the loan of RMB164.3 million loan with RMB 20.0 million due in November 2015 was extended to May 2016 based on the first amendment of the loan agreement entered into in November 2015. Based on the second amendment of the loan agreement entered into in June 2016, total loan of RMB 164.3 million and interest due in May 2016 was extended to May 2017. Based on the third amendment of the loan agreement entered into in November 2017, total loan of RMB 164.3 million and interest due in May 2017 was extended to November 2018. As of December 31, 2017, the current and non-current portion of this long-term borrowing is RMB 164.3 million (US$ 25.3 million) and nil, respectively.

In May 2012, Hengshui Yingli entered into an eight-year RMB 255.0 million loan agreement with China Development Bank at an interest of the five-year Renminbi benchmark loan rate plus an additional surcharge of 10% per annum and subject to adjustment annually. The loan is guaranteed by Yingli China. We withdrew RMB 255.0 million (US$ 39.2 million) by the end of December 31, 2017 under this agreement. The original repayment schedule was RMB 5.0 million due in June 2013, RMB 5.0 million due in December 2013, RMB 8.0 million due in June 2014, RMB 8.0 million due in December 2014, RMB 10.0 million due in June 2015, RMB 10.0 million due in December 2015, RMB 15.0 million due in June 2016, RMB 15.0 million due in December 2016, RMB 20.0 million due in June 2017, RMB 20.0 million 0 due in December 2017, RMB 25.0 million due in June 2018, RMB 25.0 million due in December 2018, RMB 30.0 million due in June 2019, RMB 30.0 million due in December 2019 and RMB 29.0 million due in May 2020. From December 2015 to June 2017, we made three agreements with the bank to renew the repayment schedules. According to the most updated agreement in June 2017 with the total unrepaid amount of RMB 218.1 million the amended repayment schedule was RMB 1.1 million due in June 2017, RMB 1.1 million due in December 2017, RMB 10.0 million due in June 2018, RMB 10.0 million due in December 2018, RMB 23.0 million due in June 2019, RMB 23.0 million due in December 2019, RMB 25.0 million due in June 2020, RMB 25.0 million due in December 2020, RMB 25.0 million due in June 2021, RMB 25.0 million due in December 2021,RMB 25.0 million due in June 2022 and RMB 25.0 million due in October 2022. And no other key items were changed in these agreements except that in the second amendment entered into in March 2016, the interest rate was modified from five-year Renminbi benchmark loan rate plus an additional surcharge of 10% of the interest rate per annum to the five-year Renminbi benchmark loan rate per annum with no surcharge. We repaid RMB 2.1 million in 2017 according to the most updated repayment schedule. As of December 31, 2017, the current and non-current portion of this long-term borrowing was RMB 20.0 million (US$3.1 million) and RMB 196.0 million (US$ 30.1 million), respectively.

In April 2013, Yingli China entered into a three-year US$55.0 million loan agreement with China Development Bank at an interest rate of the 6-month LIBOR plus 5.2% per annum. By the end of December 31, 2017, we withdrew US$55.0 million (RMB 357.8 million) under this agreement. Based on the amendment of the loan agreement entered into in March 2016, the term of the loan with a balance of US$55.0 million that was due in April 2016 was extended to April 2017. In addition, the interest rate was modified from the 6-month LIBOR plus an additional surcharge of 5.2% of the interest rate per annum to the 6-month LIBOR plus an additional surcharge of 2.5% of the interest rate per annum. Based on the second amendment of the loan agreement entered into in April 2017, the term of the loan with a balance of US$ 55.0 million that was due in April 2017 was extended to April 2018. As of December 31, 2017, the current and non-current portion of this long-term borrowing is US$ 55.0 million (RMB 359.4 million) and nil, respectively.

All amendments mentioned above are not considered to be trouble debt restructuring because they don't meet the condition of lenders offering concession to us.

In November 2013, Hutubi Yingli Sunshine New Resources Co. Ltd. (“Yingli Hutubi”) entered into a five-year RMB 22.5 million loan agreement with Xinjiang Tianshan Rural Commercial Bank at a fixed interest rate of 6.4%. This loan is guaranteed by equivalent bank deposits. By the end of December 31, 2017, we withdrew RMB 22.5 million (US$ 3.5 million) under this agreement. We repaid total RMB 0.8 million from 2014 to 2017 according to the repayment schedule. As of December 31, 2017, the current and non-current portion of this long-term borrowing was RMB 21.7 million (US$ 3.3 million) and nil, respectively.

In November 2013, Yingli Hutubi entered into a six-year RMB 55.0 million loan agreement with Xinjiang Tianshan Rural Commercial Bank at a fixed interest rate of 7.9%. This loan is guaranteed by Yingli Group and secured by solar panels having a market value of RMB 68.8 million (US$10,574.6 million). By the end of1 December 31, 2017, we withdrew RMB 55.0 million (US$ 8.5 million) under this agreement. We repaid total RMB 40.0 million from 2014 to 2017 according to the repayment schedule. As of December 31, 2017, the current and non-current portion of this long-term borrowing was RMB 4.0 million (US$ 0.6 million) and RMB 11.0 million (US$ 1.7 million), respectively.

Long-term Loan repaid or settled for the years ended December 31, 2015, 2016 and 2017

In June 2010, Hainan Yingli entered into a five-year RMB 220.0 million loan agreement with Bank of Communication Co., Ltd at a floating interest rate of the five-year Renminbi benchmark loan rate as published by the People’s Bank of China plus an additional surcharge of 2.5% per annum. The loan was guaranteed by Yingli Green Energy and repayable in annual instalments of RMB 55.0 million starting from June 2011. The loan was fully repaid in 2015.

In February 2011, Hainan Yingli entered into a five-year RMB 400.0 million loan agreement with China Merchants Bank at an interest rate of the five-year Renminbi benchmark loan rate per annum. As of December 31 2014, we withdrew RMB 368.0 million under this agreement. The loan was secured by Hainan Yingli’s property, plant and equipment. The loan was fully repaid in 2015.

In August 2011, Fine Silicon Co., Ltd. (“Fine Silicon”) entered into a five-year RMB 500.0 million loan agreement with CDB Leasing Co., Ltd. at an interest rate of 6.9% per annum plus an additional surcharge of 5% of the interest rate per annum. The loan was guaranteed by property, plant and equipment. We withdrew RMB 500.0 million by the end of December 31, 2014, under this agreement. As of December 31, 2014, total amount of this borrowing was RMB 274.8 million. The loan was fully repaid in 2015.

In May 2015, Dafeng Xinghui Power Development Co., Ltd entered into a two-year RMB 20.0 million loan agreement with Jiangsu Dafeng Rural Commercial Bank at an interest rate of 7.5% per annum. The loan was guaranteed by Yingli China and right of charging the electricity fee from produced by its own power plant and Yingli China. As of December 31, 2016, the loan balance was excluded in the consolidation financial statement due to the disposal of Dafeng Xinghui Power Development Co., Ltd in October 2016.

In February 2015, Yingli China entered into a two-year RMB 100 million loan agreement with Rural Credit Cooperative of Baoding at a fixed interest rate of 7.8% per annum. The loan is guaranteed by property, plant and equipment. As of December 31, 2017, the loan was fully paid.

According to the repayment schedules agreed with the banks, future principal payments under the above long-term borrowings as of December 31, 2017 are as follows

Year ended December 31,	RMB	US$
	(in thousands)
2018	2,599,333	399,510
2019	636,325	97,801
2020	570,166	87,633
2021	570,166	87,633
2022	499,287	76,739
Thereafter	—	—
Total	4,875,277	749,316

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

Medium-term notes

On October 13, 2010, Tianwei Yingli registered its plan to issue up to RMB 2,400.0 million RMB-denominated unsecured five-year medium-term notes (the “Registered Issue”) with the PRC National Association of Financial Market Institutional Investors (“NAFMII”). The Registered Issue allows Tianwei Yingli to issue RMB-denominated unsecured five-year medium-term notes in two tranches on the PRC inter-bank debenture market. The First Tranche Issue with RMB 1,000.0 million was completed on October 13, 2010 and matured on October 13, 2015. Tianwei Yingli had an option to call the notes at the end of the third year after issuance. Upon exercise of the call option, the re-purchase amount equals to the par value of the notes plus any unpaid interest. The First Tranche bore a fixed annual interest rate of 4.3% per annum in the first three years, and increased to 5.7% per annum in the remaining two years as Tianwei Yingli chose not to call the notes on October 13, 2013.

We did not exercise the call option at the end of the third year from issuance and computed the effective interest rate of 4.82% evenly for the entire contract term of 5 years.

On October 13, 2015, total amount of principal and interests of the first tranche medium-term notes due was RMB 1,000.0 million and RMB 57.0 million, respectively. Tianwei Yingli repaid RMB 700.0 million, with the remaining principal of RMB 357.0 million unpaid. According to the meeting held among all holders of medium-term notes (the “MTN holders”) on November 11, 2015, we promised to repay the remaining balance. An additional penalty charge, which was calculated on the daily basis of 0.021% of the total amount of principal overdue, would be paid by us due to our failure to repay the medium-term notes on time. The penalty charge was recorded under “Interest payable”. As of December 31, 2017, we still had not repaid the remaining principal of RMB 357.0 million, and the total penalty charge accrued was RMB 60.0 million (US$ 9.2 million).

On May 10, 2011, the second tranche of the medium-term notes with a principal amount of RMB 1,400.0 million or the Second Tranche Issue, was issued. The Second Tranche Issue bears a fixed annual interest rate of 6.15%. Tianwei Yingli failed to repay these medium term notes when they became due on May 12, 2016. As of December 31, 2017, Tianwei Yingli still had not repaid the principal of RMB 1,400.0 million. In the meanwhile, the total interest payables and penalty charge accrued was RMB 259.6 million (US$ 39.9 million), which was recorded under “Interest payable”.

In September 2017, one of the MTN holders filed a lawsuit against Tianwei Yingli in a PRC court to recover the amount due under such MTNs. The principal amount of the MTNs held by the MTN Holder is alleged to be RMB 65.7 million, representing approximately 3.7% of the total amount of the MTNs that are still outstanding. The MTN holder claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB 74.4 million and bear costs relating to the lawsuit. Tianwei Yingli has been vigorously defending its rights in court while continuing to seek a mutually beneficial solution out of court.

In March 2012, Yingli China registered its plan to issue up to RMB 1,500.0 million RMB-denominated unsecured three-year and five-year medium-term notes (the “Yingli China Registered Issue”) with the NAFMII. The Yingli China Registered Issue allows Yingli China to issue RMB-denominated unsecured three-year and five-year medium-term notes in two tranches on the PRC inter-bank debenture market. On May 3, 2012, the first tranche issue with RMB 1,200.0 million at a fixed annual interest rate of 5.78% and the second tranche issue with RMB 300.0 million at a fixed annual interest of 6.01% were issued with maturity on May 3, 2015 and May 3, 2017, respectively. The first tranche issue with RMB 1,200.0 million was fully paid in 2015 and the second tranche issue with RMB 300.0 million was fully paid in 2017.

However, if we need in the future to renegotiate with our lenders again with respect to prepayment terms or to amend financial covenants or other relevant provisions, or to request waivers for financial covenants under such loan agreements to address potential breaches, we cannot assure you that we will be able to reach an agreement with any lender or to obtain any waiver so as to avoid a breach of an affected loan agreement. If we are found to be in breach of one or more financial covenants under any loan agreement and are not able to obtain a waiver from the relevant lender or to prepay the loan, such breach would constitute an event of default under the loan agreement. As a result, repayment of the indebtedness under the relevant loan agreement may be accelerated, which in turn may require us to repay the entire principal amount including interest, if any, accrued on certain of our other existing indebtedness under cross-default provisions in our existing loan agreements. If we are required to repay a significant portion or all of our existing indebtedness prior to its maturity, we may lack sufficient financial resources to do so. Furthermore, any breach of those financial covenants also will restrict our ability to pay dividends. Any of those events could have a material and adverse effect on our financial condition, results of operations and business prospects. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We used to be overdue, and are still overdue, in a substantial amount of our payment obligations under various financing arrangements, all of which could materially and adversely affect our liquidity and our creditworthiness to borrow or obtain other financings”.

We have significant working capital commitments because suppliers of high-purity polysilicon require us to make prepayments in advance of shipment. As of December 31, 2017, our prepayments to suppliers were RMB568.9 million (US$87.4 million), including amounts paid to related parties of RMB81.2 million (US$12.5 million).

Currently, a significant portion of our revenue is derived from credit sales to our customers, generally with payments due within four months. Sales to a small number of major customers exposed us to additional and more concentrated credit risks since a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2017, our five largest outstanding accounts receivable balances outstanding accounted for approximately 15.6% of our total outstanding accounts receivable. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. Although we have been able to maintain adequate working capital primarily through short-term borrowings, in the future we may not be able to secure additional financing on a timely basis or on terms acceptable to us or at all.

As a result of the reduced scale of our operations, our working capital decreased in 2017. Our inventories were RMB1,133.5 million (US$174.2 million) as of December 31, 2017, compared to RMB1,314.8 million as of December 31, 2016. We also make prepayments for equipment purchases. Our prepayments for equipment purchases amounted to RMB81.8 million, RMB78.7 million, and RMB90.9 million (US$14.0 million) as of December 31, 2015, 2016 and 2017, respectively.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by / (used in) operating activities	984,667	(415,404)	100,767	15,486
Net cash provided by / (used in) investing activities	1,413,458	(398,178)	(232,888)	(35,793)
Net cash provided by / (used in) financing activities	(2,249,652)	29,211	29,568	4,545
Effect of foreign currency exchange rate changes on cash and cash equivalents	23,222	50,264	(26,035)	(4,001)
Net (decrease)/increase in cash and cash equivalents	171,695	(734,107)	(128,588)	(19,763)
Cash and cash equivalents at the beginning of the year	1,069,054	1,240,749	506,642	77,869
Cash and cash equivalents at the end of the year	1,240,749	506,642	378,054	58,106

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

Net cash provided by operating activities for the year ended December 31, 2017 was RMB 100.8 million (US$ 15.5 million), primarily attributable to a net loss of RMB 3,450.9 million (US$ 530.4 million) as well as adjusted by following items: 1) positive adjustment items including depreciation and amortization of RMB 495.8 million (US$ 76.2 million), provision for doubtful receivables and prepayments to suppliers other than inventory purchase commitments of RMB 97.3 million (US$ 15.0 million), write-down of inventories to net realizable value of RMB 167.1 million (US$ 25.7 million), equity in loss of affiliates of RMB 0.5 million (US$ 0.1 million), amortization of debt issuance cost of RMB 0.3 million (US$ 0.05 million), share-based compensation of RMB 1.1 million (US$ 0.2 million), deferred income tax expense of RMB 0.3 million (US$ 0.05 million), impairment of long-lived assets of RMB 2,042.2 million (US$ 313.9 million), and provision for prepayment in relation to inventory purchase commitments of RMB 229.0 million (US$ 35.2 million); 2) offsetting in part by items including foreign currency exchange gain of RMB 42.1 million (US$ 6.5 million), reversal of reserve for inventory purchase commitments of RMB 82.0 million (US$ 12.6 million), gain on disposal of property, plant and equipment of RMB 27.5 million (US$ 4.2 million), gain on extinguishment of debt of RMB 24.4 million (US$ 3.8 million), gain on disposal of investments in affiliated companies of RMB 13.9 million (US$ 2.1 million), gain on disposal of subsidiaries of RMB 8.4 million (US$ 1.3 million), and amortization of earned assets related government grants received in a prior period of RMB 49.7 million (US$ 7.6 million). 3) changes in operating assets and liabilities including a decrease in restricted cash related to purchase of inventory and other operating activities of RMB 10.2 million (US$ 1.6 million), an increase in accounts receivable of RMB 293.5 million (US$ 45.13 million), an increase in value-added tax recoverable of RMB 30.3 million (US$ 4.7 million), a decrease in amounts due from and prepayments to related parties of RMB 128.1 million (US$ 19.7 million), a decrease in prepaid expenses and other assets of RMB 45.7 million (US$ 7.0 million), a decrease in amounts due to related parties of RMB 54.1 million (US$ 8.3 million), an increase in other current liabilities and accrued expenses of RMB 662.9 million (US$ 101.9 million), a decrease in other liabilities of RMB 14.0 million (US$ 2.1 million), a decrease in inventories of RMB 2.6 million (US$ 0.4 million), a decrease in prepayments to suppliers of RMB 75.6 million (US$ 11.6 million), an increase in accounts payable of RMB 75.1 million (US$ 11.5 million), and an increase in advances from customers of RMB 157.6 million (US$ 24.2 million).

•	Our restricted cash mainly represents our deposits for letters of credit (“L/C”) and letters of guarantee (“L/G”) issued for purchasing raw materials. Due to our financial condition in 2017, we had limited operating cash to be used as deposits for issuance of L/Cs and L/Gs, which caused a decrease in our restricted cash from 2016 to 2017;

•	The increase in our accounts receivable from 2016 to 2017 was primarily due to an increase in our sales ;

•	The decrease in amounts due from and prepayments to related parties from 2016 to 2017 was primarily due to an increase in our enhanced collection efforts;

•	The increase in advances from customers from 2016 to 2017 was primarily due to an increase in our sales, together with higher advance payments received from our customers.

•	The increase in other current liabilities and accrued expenses from 2016 to 2017 was primarily due to delayed payment of interest expenses as a result of our tight operating cash flow.

Net cash used in operating activities for the year ended December 31, 2016 was RMB 415.4 million, primarily attributable to a net loss of RMB 2,119.0 million as positively adjusted for certain items such as depreciation and amortization of RMB 896.7 million, disposal gain from long-live assets and land use right in relation to a subsidiary and write-off of related receivable of RMB 143.0 million, provision for doubtful receivables and prepayments to suppliers other than inventory purchase commitments of RMB 112.2 million, loss on sale of accounts receivable of RMB 0.4 million, write-down of inventories to net realizable value of RMB 89.1 million, equity in loss of affiliates, net of RMB 17.6 million, amortization of debt issuance cost of RMB 1.3 million, share-based compensation of RMB 1.5 million, deferred income tax expense of RMB 2.6 million, foreign currency exchange losses of RMB 69.6 million, impairment of long-lived assets of RMB 1,277.4 million, provision for prepayment in relation to inventory purchase commitments of RMB 10.7 million, provision for reserve for inventory purchase commitments of RMB 90.3 million, a decrease in restricted cash related to purchase of inventory and other operating activities of RMB 62.3 million, a decrease in accounts receivable of RMB 79.4 million, a decrease in value-added tax recoverable of RMB 14.0 million, a decrease in amounts due from and prepayments to related parties of RMB 127.5 million, a decrease in prepaid expenses and other assets of RMB 21.6 million , an increase in amounts due to related parties of RMB 73.8 million, an increase in other current liabilities and accrued expenses of RMB 473.4 million , an increase in other liabilities of RMB 66.2 million, partially offset by certain items such as gain on disposal of property, plant and equipment of RMB 14.8 million, gain on extinguishment of debt of RMB 22.2 million, gain on disposal of investments in affiliated companies of RMB 97.1 million, gain on disposal of subsidiaries of RMB 34.3 million, amortization of earned assets related government grants received in a prior period of RMB 49.4 million, an increase in inventories of RMB 56.9 million, an increase in prepayments to suppliers of RMB 39.7 million, a decrease in accounts payable of RMB 1,167.9 million, a decrease in advances from customers of RMB 444.4 million.

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

Net cash used in investing activities for the year ended December 31, 2017 amounted to RMB 232.9 million (US$ 35.8 million), primarily as a result of purchase of property, plant and equipment, purchase of project assets and purchase of short-term investments, partially offset by proceeds from disposal of investment in affiliates, proceeds from repayment of loans made to related parties and proceeds from disposal of property, plant and equipment. The difference of net cash provided by or used in investing activities between 2016 and 2017 was mainly impacted by the proceeds from disposal of long-live assets and land use right in relation to a subsidiary, proceeds from disposal of plant, property and equipment and loans made to related parties.

Net cash used in investing activities for the year ended December 31, 2016 amounted to RMB 398.2 million, primarily as a result of purchase of property, plant and equipment, purchase of project assets, change of restricted cash related to purchase of property, plant and equipment balances, equity investments, loans made to related parties and used in disposal of subsidiaries, net of cash disposed in each of the periods. The difference of net cash provided by or used in investing activities between 2015 and 2016 was mainly impacted by the proceeds from disposal of long-live assets and land use right in relation to a subsidiary, proceeds from disposal of plant, property and equipment and loans made to related parties.

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

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2017 was RMB 29.6 million (US$ 4.5 million), primarily consisting of proceeds from short-term borrowings of RMB 1,569.1 million (US$ 241.2 million), repayment of short-term borrowings of RMB 1,226.0 million (US$ 188.4 million), repayment of long-term debt of RMB 0.06 (US$ 0.009), repayment of medium-term notes of 300.0(US$ 46.1 million), repayment of capital and financing lease obligation of RMB 6.8 million (US$ 1.1 million), decrease in restricted cash related to guarantee of bank borrowings of RMB 7.5 million (US$ 1.1 million), transaction with non-controlling interest holders of RMB 14.0 million (US$ 2.2 million).

Net cash provided by financing activities for the year ended December 31, 2016 was RMB 29.2 million, primarily consisting of proceeds from short-term borrowings of RMB 2,541.6 million, repayment of short-term borrowings of RMB 2,893.1 million, repayment of long-term debt of RMB 0.01 million, repayment of capital and financing lease obligation of RMB 18.7 million, receipt of deposit for capital and financing lease of RMB 9.0 million, increase in restricted cash related to guarantee of bank borrowings of RMB 76.9 million, proceeds from disposal of a subsidiary with land use rights of RMB 470.0 million, transaction with non-controlling interest holders of RMB 2.5 million, contribution from non-controlling interest holders of RMB 23.0 million, repayment of payables to a non-controlling interest holder of RMB 23.0 million.

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

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 1.4%, 2.0% and 1.6% in 2015, 2016 and 2017, respectively.

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

Liquidity and Going Concern

The following factors raise substantial doubt about our ability to continue as a going concern:

•	For the year ended December 31, 2017, we incurred a net loss of RMB3,450.9 million (US$530.4 million).

•	As of December 31, 2017, we had a total shareholders’ deficit attributable to shareholders of Yingli Green Energy of RMB18.7 billion (US$2.9 billion) and a deficit in working capital of RMB9.7 billion (US$1.5 billion).

•	As of December 31, 2017, we had cash, cash equivalents and restricted cash of RMB720.7 million (US$110.8 million), short-term borrowings, including medium-term notes past due mentioned below and current portion of long-term debt of RMB10,407.0 million (US$1,599.5 million) and long-term debts of RMB 920.3 million (US$141.4 million).

•	As of December 31, 2017 and the date of this annual report, Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), one of our major manufacturing subsidiaries, had RMB2,076.5 million (US$319.2 million) and approximately RMB2,120.8 million (US$326.0 million) medium term notes overdue, including principal and interest, respectively.

•	As of December 31, 2017, we had RMB648.4 million (US$99.7 million) of short-term borrowings overdue, included principal of RMB144.1 million (US$22.2 million) and interest of RMB504.3 million (US$77.5 million). As of the date of this annual report, we had RMB 3,113.7 million (US$ 478.6 million) of short-term borrowings overdue, included principal of RMB 2,528.6 million (US$ 388.7 million) and interest of RMB 585.1 million (US$ 89.9 million), respectively.

•	As of December 31, 2017, except for those loans and debts that were overdue as mentioned above, we had total short-term borrowings of RMB8,506.0 million (US$1,307.3 million) that were expected to be due within one year.

Our liquidity is primarily dependent on our ability to generate adequate cash flows from operations, to renew or rollover our short-term borrowings, to agree on a debt restructuring plan with our creditors, and to persuade our creditors to refrain from enforcing our debt payment obligations or initiate any bankruptcy, liquidation or similar proceeding against us (including any of our major subsidiaries) in any jurisdiction before a viable debt restructuring plan is adopted and approved by all relevant parties.

We have carried out a review of our cash flow forecast for the twelve months from the date of this annual report. In preparing the cash flow forecast, our management has considered historical cash requirements of us, our expected debt repayment obligations in 2018 and beyond, the likelihood of agreeing on a debt restructuring plan with our creditors, the likelihood of our creditors to refrain from enforcing our debt payment obligations before adoption and approval of a debt restructuring plan, our plan to further reduce operating costs and expenses, as well as the potential outcome of the arbitration with one of our suppliers as discussed in “Item 8.A. Consolidated Statements and Other Financial Information - Legal and Administrative Proceedings”. Our management also made the assumption about the numbers of shipments of modules and gross profit margin.

We are currently exploring a variety of measures to maintain and improve our liquidity and financial position as follows:

•	Renewal or Rollover of Borrowings and other Financing Arrangements

We have maintained good relationships with our lending banks and other financial institutions in China. While there can be no assurance that we will be able to refinance our short-term borrowings as they become due, we have renewed or rolled over a significant portion of our short-term bank and other borrowings upon their maturity dates during 2017. In our recent discussion with the lending banks, they have imposed additional conditions for such renewal or rollover requests. As of March 31, 2018, our lending banks conditionally agreed to renew or roll over RMB 1,702.8 million (US$ 261.7 million) out of RMB 10,407.0 million (US$ 1,599.5 million) of short-term borrowings outstanding as of December 31, 2017. Such agreements are conditional upon the decision of a committee organized by our financial creditors to continue to support us. While we cannot assure you that the committee will make such a decision in our favor, we have assumed that we will be able to obtain such support in preparing our cash flow forecast. We plan to continue to seek such renewal or rollover in the future.

•	Debt Restructuring

In order to properly consider our options with respect to and ultimately resolve our debt repayment issues, and to improve our liquidity and debt structure, our board of directors formed a special committee (the "Special Committee") comprised solely of independent directors in March 2017 to assess our operating and financial situation and evaluate, develop and recommend one or more strategic alternatives and financing plans potentially workable to us and our creditors. The Special Committee subsequently engaged an outside financial advisor and legal advisors to assist it in carrying out its work.

We have been in active discussion with our creditors about potential debt restructuring plans. As part of the debt restructuring, we are also in active discussion with potential investors who may provide fresh funds in the form of equity investments in our principal operating subsidiaries in China. We endeavor to work out a debt restructuring plan that will significantly reduce the amount of outstanding debts of our principal subsidiaries and provide them with funding necessary to maintain and improve their normal operations.

As of the date of this annual report, while alternative debt restructuring plans have been prepared and discussed among us, our major creditors and potential new investors, we have not received any binding proposal from any party with respect to the debt restructuring and neither us nor the Special Committee have made any decision to engage in any particular transaction with respect to the debt restructuring. While we were aware that our major creditors are working on a formal proposal to us, we cannot assure you as to the timing or content of such proposal. We cannot assure you if any proposed debt restructuring plan will be agreed to by all of our creditors or be acceptable to us as determined by our board of directors and the Special Committee either. In addition, our board of directors and the Special Committee may conclude that it will no longer be possible to work out a debt restructuring plan that preserves some value for our shareholders without compromising the interests of our creditors, in which case they may approve a debt restructuring plan that disposes all of our business and assets to our creditors without leaving any value for our shareholders.

•	Voluntary Forbearance by Our Creditors

We have successfully persuaded many of our creditors to refrain from enforcing our debt payment obligations or initiate any bankruptcy, liquidation or similar proceeding against us (including any of our major subsidiaries) in any jurisdiction before a viable debt restructuring plan is adopted and approved by all relevant parties. As a debt restructuring plan may maximize value for all creditors, we will endeavor to persuade our creditors to continue such voluntary forbearance.

We cannot assure you, however, that we will always be successful in persuading all of our creditors to observe such voluntary forbearance. One of the holders (the “Note Holder”) of the MTNs filed a lawsuit against Tianwei Yingli in a PRC court to recover the amount due under such MTNs. The claimed principal amount of the MTNs held by the Note Holder is RMB65.7 million, representing approximately 3.7% of the total amount of the MTNs that are still outstanding. The Note Holder claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB74.4 million and bear costs relating to the lawsuit.  In addition, in March 2018, one of financial creditors of Yingli China filed a lawsuit against Yingli China, demanding immediate repayment of outstanding loans from this creditor with a total amount of RMB106.4 million (including RMB98 million of principal and RMB8.4 million of unpaid interests). Tianwei Yingli and Yingli China have been vigorously defending their rights in court while continuing to seek a mutually beneficial solution out of court. Considering the amount claimed by the Note Holder and the financial creditor, we do not expect these lawsuits to have any direct material impact on our overall operation or liquidity position. We notified all holders of the MTNs of the lawsuit filed by the Note Holder and we are not aware of any other legal proceedings initiated by holders of the MTNs against us or any of our subsidiaries. We are also still in discussion with all of our other financial creditors and are not aware of any other legal proceedings initiated by any of our other financial creditors. However, our negotiation efforts may not be successful and we cannot assure you that our creditors will continue to observe any voluntary forbearance in the future.

Based on the management’s assessment, there can be no assurance, however, that the above measures will be successfully completed on terms acceptable to us, or effectively implemented within one year after the date that the consolidated financial statements are issued, or when implemented, it will mitigate the relevant conditions or events that raise substantial doubt about our ability to continue as a going concern. Our plans for maintaining our continuing operations, even if successful, may not result in sufficient cash flow to finance and maintain our business. Facts and circumstances including recurring losses, negative working capital, net cash outflows, and uncertainties on the repayment of the debts raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Recent Accounting Pronouncements

In May 2014, the FASB issued a new accounting standard on the recognition of revenue from contracts with customers that was designed to create greater comparability for financial statement users across industries and jurisdictions. The core principle of this new standard is that an "entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services." This new standard also requires enhanced disclosures on the nature, amount, timing and uncertainty of revenue from contracts with customers. Since May 2014, the FASB has issued several amendments to this new standard, including additional guidance, and deferred the effective date for public business entities to annual and interim periods beginning after December 15, 2017.

We will adopt this new standard effective January 1, 2018 and apply the modified retrospective transition approach to all contracts, along with that of 2018 will be reported under this new standard. We expect that the timing of revenue recognition for its variable consideration will change under this new standard. This variable consideration arises from situations when certain domestic customers in mainland China settle the final portion of receivables, usually above one year, according to the revenue contract. Such amount is currently recognized as revenue when certain contingencies stated in the contracts are met (i.e., the project asset, which used the PV modules being purchased from us for construction, is connected to the grid). The timing of the recognition of such amounts will be changed to when the PV modules are delivered and accepted by the customers under the new guidance. We expect that this timing change will not have a significant impact to its annual revenues and net income/loss, since total amount of the variable consideration affected by the above change was insignificant as of December 31, 2017, it is not expected to have a material impact on the accumulated deficits of the Company as of January 1, 2018 either. Also, the adoption of the new standard will not impact the net cash provided by operating activities as presented in the Consolidated Statement of Cash Flows.

In January, 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. This accounting standard retains the current accounting for classifying and measuring investments in debt securities and loans, but requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consolidation. This guidance also changes the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to estimate fair value. A policy election can be made for these investments whereby estimated fair value may be measured at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments. This revised guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We will apply the new standard beginning January 1, 2018 and recognize the changes in fair value for all equity investments measured at fair value through net income/(loss). For investments in equity securities lacking of readily determinable fair values, we will elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. For investments in equity securities lacking of readily determinable fair values (mainly cost method investments), we will elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. We anticipate that the adoption of ASU 2016-01 will increase certain level of volatility of its other income (expense), net, as a result of the remeasurement of its equity securities upon the occurrence of observable price changes and impairments.

In February, 2016, the FASB issued ASU No. 2016-02, Leases. This accounting standard requires lessees to recognize assets and liabilities related to lease arrangements longer than 12 months on the balance sheet. This standard also requires additional disclosures by lessees and contains targeted changes to accounting by lessors. The updated guidance is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. We are in the process of evaluating the impact of the standard on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The standard is effective for us from calendar 2020, with early adoption permitted for calendar 2019. We are currently assessing the potential effects of these changes on our consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) - Classification of Certain Cash Receipts and Cash Payments. This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. We do not expect that the new standard will have a material impact on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income taxes (Topic 740) - Intra-Entity Transfers of Assets Other Than Inventory, to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The amendments in this Update eliminate the exception for an intra-entity transfer of an asset other than inventory. The Update does not change GAAP for an intra-entity transfer of inventory. The amendments in this Update do not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. For public business entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities as of the beginning of an annual reporting period for which financial statements (interim or annual) have not been issued or made available for issuance. The amendments in this Update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. We do not expect that the new standard will have a material the impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18: Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this Update should be applied using a retrospective transition method to each period presented. We expect that the new standard will have a material impact on its presentation of reconciliations of cash and cash equivalents on the Statement of Cash Flows. As of December 31, 2017, the balance of our restricted cash was RMB342.7 million (US$52.7 million).

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Definition of a Business. The Update requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this Update (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods. Early application of the amendments in this Update is allowed. The amendments in this Update should be applied prospectively on or after the effective date. No disclosures are required at transition. We do not expect that the new standard will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are in the process of evaluating the impact of the Update on its consolidated financial statements.

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

We believe that PV cells made from crystalline silicon will continue to dominate the PV market in the foreseeable future. Therefore, our research and development efforts as they relate to PV cells have focused on improving technologies and processing techniques to increase the conversion efficiency and the power output of our PV cells, all of which were traditionally made from multicrystalline silicon. Starting from June 2009, we have been in collaboration with the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells, to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells. Our 600 megawatts of PANDA production capacity for each of the ingots and wafers, cells and modules in Baoding, Hebei Province started initial production in the second quarter of 2011. We successfully produced next-generation cells with an average cell conversion efficiency rate of 21.2% on the PANDA commercial production lines in 2017. We also seek to reduce the breakage rate and failure rate and increase the success rate and conversion efficiency of our PV cells through the use of advanced equipment and improved manufacturing processes at each stage of our production. For example, along with the PANDA cells, we also have a pipeline of technology development projects, including black silicon, IBC (Interdigitated back contact), TOPCon (Tunnel Oxide Passivated Contact) and Ion Implantation. To ensure the competitiveness of our products, we closely monitor the development by our competitors of new-generation PV cells, such as thin film cells, that may or may not be made from crystalline silicon and will seek to respond to challenges and opportunities posed by new technology as appropriate.

We have upgraded our module assembly techniques to accommodate the delicate nature of thinner PV cells. We are researching new solutions to lengthen our PV modules’ life span and make them more reliable, and to further increase the conversion efficiency of our PV cells and PV modules through the use of new materials and new technologies. For example, in 2016, we commercialized the frameless PANDA Bifacial module, which integrates the technology of PANDA n-type monocrystalline PV cells and is made of two layers of 2.5mm thick low-iron tempered glass, replacing the conventional back sheet and glass structure. The PANDA Bifacial module can generate power not only from the front side, but also from the rear side by making use of the reflected photons that hit the module on the back side, depending on the environmental condition of installation. The PANDA Bifacial module has received China General Certification Centre’s (“CGC”) FRONTRUNNER certification in the end of 2016. In addition, we also put the multi-crystalline black silicon series module and Smart Hot-Spot Free series module in mass production in the second quarter of 2017. The power output of the new generation multi-crystalline black silicon module is 1.5% higher than that of traditional multi-crystalline module while its strong low irradiance response could increase the system power generating capacity. Meanwhile, the lower wafer reflectivity by applying new texturing technique improved the appearance of multi-crystalline black silicon module. The Smart Hot-Spot Free module is the first type of module in the industry that applied the bypass design for each cell to avoid the hot spot effect and its capability of anti-shielding is improved significantly. Compared with conventional modules, the use of Smart Hot-Spot Free module for anti-shielding can increase the system power generating capacity by 1% with the same installation spacing, or save land by 25% with the same amount of generated electricity. In early 2018, we commercialized the new generation product: multi-crystalline 12 busbars panel. The multi-crystalline 12 busbars products utilized multi-busbars design to reduce the silver paste consumption during the processing of PV cells and improve the conversion efficiency of PV cells. The multi-busbar design can also decrease the risk of the cell micro-cracks and fingers broken, bringing the products a higher durability. In addition, the products adopted advanced glass featuring a unique anti-reflective coating that directs more light on the PV cells, resulting in a higher energy yield. Generally, power output of 60 cells multi-crystalline 12 busbars panel can reach up to 285 watts in mass production, representing an increase of approximately 5-7 watts compared to Yingli’s traditional multi-crystalline panels. And the products have got certificates of Ammonia and PID test from TÜV SÜD to poof its liability. We are also exploring multipurpose applications of our off-grid PV systems, and collaborating with international PV system installers and integrators by participating in large on-grid PV system projects in order to accumulate more experience and knowledge with respect to such projects.

Our research and development expenses were RMB397.0 million, RMB146.9 million and RMB138.3 million (US$21.3 million) in 2015, 2016 and 2017, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2017 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information not to be necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

Our contractual obligations and commitments as of December 31, 2017 are set forth in the table below.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Borrowings from banks and other parties(1)	11,411,035	8,909,333	1,376,273	1,125,429
Medium-term notes(2)	2,209,365	2,209,365
Payables and long-term payables to non-controlling interest holders (3)	1,314,480	350,334	23,460	-	940,685
Commitments for capital expenditures	1,021,920	919,728	102,192
Commitments for the purchase of raw materials	5,565,862	382,570	1,326,976	1,326,976	2,529,340
Financing and capital lease	392,512	143,236	86,069	73,437	89,770
Total	21,915,175	12,914,567	2,914,970	2,525,842	3,559,795

(1)	Includes interest of RMB 1,840.7 million accrued at the interest rate applicable under the loan agreement, the interest rate was between 2.5% and 9.7%. For borrowings with a floating rate, the most recent rate as of December 31, 2017 was applied. As of December 31, 2017, we had RMB 144.1 million of principal overdue and RMB 504.3 million of interest overdue. As of December 31, 2017, we also had total short-term loans and long-term debt due in one year of RMB 6,143.1 million these loans were either in breach of loan covenants or triggered cross defaults and no waivers were received from the banks; according to the loan agreements with banks, if our company is unable to remediate those loans that are in breach of loan covenants or triggering of cross defaults within a grace period, the banks have rights to ask our company to repay such loans immediately. Historically, no bank has asked our company to repay such loans mentioned above. Moreover, while there can be no assurance that we will be able to refinance its short-term borrowings as they become due, our company has renewed or rolled over most of its short-term bank and other borrowings upon their maturity dates during 2017 and has assumed we will continue to be able to do so.

(2)	Includes interest of RMB 452.4 million accrued at the interest rate applicable under the loan agreement.

(3)	In November 2012, a third party (“Party A”) contributed RMB 100.0 million to Hainan Yingli to acquire 5.825% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB100.0 million plus 5% annual interest in 5 years. The contribution made by Party A was recorded as a liability. In November 2017, Yingli China failed to repurchase the equity interest from the investor. As a result, as of December 31, 2017, the RMB100 million payment obligation together with interest payables accrued of RMB 25.4 million (US$ 3.9 million) was recorded under "Payables to non-controlling interest holders" in the Consolidated Balance Sheets. We are still in negotiation with the third Party about the extension of the payment schedule under the relevant agreements. In August 2013, another third party (“Party B”) contributed RMB 100.0 million to Hainan Yingli to acquire 5.50% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 100.0 million plus 6.15% annual interest in 2 years. The contribution made by Party B was recorded as a liability. In August 2015, Yingli China failed to repurchase the equity interest from the investor. As of December 31, 2017, Yingli China still didn’t pay the RMB 100.0 million the RMB 100.0 million payment obligation together with interest payables accrued of RMB 33.6 million (US$ 5.2 million) were recorded under “Payables to non-controlling interest holders” in the Consolidated Balance Sheets. We are still in negotiation with Party B about the extension of the payment schedule under the relevant agreements. In November 2015, Party B contributed a land use right with fair value of RMB 728.1 million to Hainan Yingli to acquire 21.84% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 728.1 million plus benchmark interest rate within 2 months to 10 years, among which, RMB 23.0 million would be paid within two months, RMB 82.0 million would be paid within 3 year, and the remaining of RMB 623.1 million would be paid within 10 years. Because of Yingli China’s contractual obligations to purchase the equity interests from these investors, the equity contributions made by the investors plus accrued interest have been recorded as liabilities. This land use right was subsequently disposed by Hainan Yingli in December 2015. As in substance the whole arrangement is financing, proceeds received from the disposal were presented as financing activities. In January 2016, Yingli China failed to repurchase the first instalment of RMB 23.0 million with related interest. The principal of RMB 23.0 million was then paid in June 2016. The related accrued interest and penalty of RMB 1.5 million (US$ 0.2 million) was recorded in “Payables to non-controlling interest holders” in the Consolidated Balance Sheets as of December 31, 2017. As of December 31, 2017, the total repurchase obligation to Party B together with interest and penalty accrued recorded under current and non-current payables was RMB 225.2 million (US$34.6 million) and RMB 684.8 million (US$105.3 million), respectively. In January 2016, a third party (“Party C”) contributed RMB 23.0 million to Hainan Yingli to acquire 0.90% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 23.0 million plus 19% aggregate interest in 5 years. Based on the above repurchase schedule, including principal, interest and penalty of RMB 233.1 million and RMB 350.6 million (US$ 53.9 million) have been recorded in“Payables to non-controlling interest holders”, RMB 763.4 million and RMB 707.8 million (US$108.8 million) have been recorded in “Long-term payables to non-controlling interest holders” in the Consolidated Balance Sheets as of December 31, 2016 and 2017, respectively.

G.	Safe Harbor

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

You can identify these forward-looking statements by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to” or other and similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things, statements relating to:

•	our beliefs regarding our abilities to secure sufficient funds to meet our cash needs for our operations, renewal, roll-over and restructuring of our existing debts, and maintain and improve our liquidity and normal operation;

•	our expectations regarding the worldwide demand for electricity and the market for solar energy;

•	our beliefs regarding the effects of environmental regulation, lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar energy;

•	our beliefs regarding the acceleration of adoption of solar technologies;

•	our expectations regarding advancements in our technologies and cost savings from such advancements;

•	our beliefs regarding the competitiveness of our PV products;

•	our beliefs regarding the advantages of our business model;

•	our expectations regarding the scaling of our manufacturing capacity;

•	our expectations regarding entering into or maintaining joint venture enterprises and other strategic investments;

•	our expectations regarding revenue growth and our ability to achieve profitability resulting from increases in our production volumes;

•	our expectations regarding our ability to secure raw materials in the future;

•	our expectations regarding the price trends of PV modules and polysilicon;

•	our beliefs regarding our ability to successfully implement our strategies;

•	our future business development, results of operations and financial condition; and

•	competition from other manufacturers of PV products, other renewable energy systems and conventional energy suppliers.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Liansheng Miao	62	Chairperson of board of directors and chief executive
Jingfeng Xiong	52	Director and vice president
Iain Ferguson Bruce(1)(2)	77	Independent director
Ming Huang(1)(2)	54	Independent director
Zheng Xue(1)(2)	47	Independent director
Junmin Liu	68	Independent director
Dengyuan Song	60	Chief technology officer
Yiyu Wang	41	Director and Chief financial officer

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

B.	Compensation of Directors and Executive Officers

In 2017, the aggregate cash compensation paid to our executive officers and directors was RMB11.6 million (US$1.8 million). For options and restricted shares granted to officers and directors, see “— 2006 Stock Incentive Plan”.

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

Expiration of the Plan. The 2006 Stock Incentive Plan had a term of ten years from the date of adoption and has expired. No awards were granted under the plan after it expired in 2016.

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

Granted Options. Each of the relevant option award agreements provides for the vesting of options, provided the option holder remains a director, officer, employee or consultant of ours. Following the option holder’s termination of service with us for any reason, the option, to the extent not then vested, will be cancelled by us without consideration. Upon a change of control, the options will, to the extent not then vested and not previously canceled, become fully vested and exercisable immediately. As of April 30, 2018, options to purchase an aggregate of 3,874,579 ordinary shares have been forfeited and cancelled by us without consideration.

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

Each of the relevant award agreements provides for the vesting of restricted shares, provided that the option holder remains a director or officer of ours or Tianwei Yingli or our employee or consultant. Restricted shares granted for the benefit of a trust participant will also fully vest upon termination of service resulting from death or disability of the trust participant that is due to work-related reasons. Following a trust participant’s termination of service with us, unless such termination results from the trust participant’s death or disability that is due to work-related reasons, the restricted shares granted for the benefit of such trust participant will, to the extent not then vested, be forfeited without any consideration. As of April 30, 2018, 33,792 restricted shares have been forfeited without any consideration.

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

We had 14,533, 10,625 and 9,217 employees as of December 31, 2015, 2016 and 2017, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our total employees as of December 31, 2017.

	As of December 31, 2017
	Number of Employees	Percentage of Total
Manufacturing	6,313	68.49%
Manufacturing Support	1,382	14.99%
Research and Development	600	6.51%
Procurement, Sales and Marketing	169	1.83%
Management and Administrative	447	4.85%
Logistics and Others	306	3.32%
Total	9,217	100%

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

E.	Share Ownership

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, as of the date of this annual report, by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person known to us to own beneficially more than 5.0% of our ordinary shares.

Ordinary Shares Beneficially Owned (1)(2)
	Number of Shares	%
Liansheng Miao(3)	52,998,252	29.01
Jingfeng Xiong	*	*
Iain Ferguson Bruce	*	*
Ming Huang	*	*
Zheng Xue	*	*
Junmin Liu	*	*
Dengyuan Song	*	*
Yiyu Wang	*	*
All directors and executive officers as a group	54,615,216	29.56
Principal Shareholders and 5% Shareholders:
Yingli Power Holding Company Ltd.(4)	51,600,652	28.39

*  Less than 1% of our outstanding share capital.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, and includes voting or investment power with respect to the securities.

(2)	Percentage of beneficial ownership of each person listed is based on 181,763,770 ordinary shares outstanding and, as applicable, (i) the ordinary shares underlying share options exercisable by such person and (ii) restricted ordinary shares awarded to such person that can be vested, in each case within 60 days of the date of this annual report, not including share options that can be exercised early, in the discretion of the holder, into unvested ordinary shares.

(3)	Represents 51,600,652 of our ordinary shares owned by Yingli Power, our principal shareholder, which is 100% beneficially owned by the family trust of Mr. Miao, and 272,000 restricted shares that were vested and 1,180,000 stock options exercisable. Mr. Miao’s business address is c/o Tianwei Yingli New Energy Resources Co., Ltd., No. 3399 North Chaoyang Street, Baoding, People’s Republic of China.

(4)	Represents 51,600,652 of our ordinary shares beneficially owned by Yingli Power. Yingli Power is 100% beneficially owned by the family trust of Mr. Liansheng Miao. The mailing address of Yingli Power is Romasco Place, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands.

As of April 30, 2018, 128,933,690 or 70.99% of our outstanding ordinary shares in the form of ADSs, are held by 19 record holders in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States. None of our shareholders has voting rights that are different from those of any other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)

Sales of products to related parties (note (a))	632,296	334,841	671,093	103,145
Purchase of raw materials and services from related parties (note (b))	656,091	441,461	550,945	84,679

	Year ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)

Accounts receivable from related parties (note (a))	538,222	513,344	78,900
Prepayments to related party suppliers (note (b))	173,631	80,551	12,380
Other amounts due from related parties (note (c))	619,705	691,323	106,254
Total due from related parties – current	1,331,558	1,285,218	197,534

Long-term portion of amounts due from related party (note (d))	32,332	32,000	4,918

Prepayments for construction of property, plant and equipment to related party suppliers (note (e))	130	420	65
Total other due from related parties	130	420	65

Amounts due to related parties (note (b))	(393,063)	(313,780)	(48,227)
Short-term sales lease back and financing lease payable due to related parties	(51,808)	(106,424)	(16,357)
Total due to related parties – current	(444,871)	(420,204)	(64,584)

Long-term sales lease back and financing lease payable due to related parties (note (i))	(267,367)	(220,915)	(33,954)

Notes:

(a)	We sold products of RMB 584.0 million, RMB 322.6 million, and RMB 527.0 million (US$ 81.0 million) to the subsidiaries of Yingli Group for the years ended December 31, 2015, 2016 and 2017, respectively. We sold PV modules of RMB 5.4 million, nil and nil to its affiliate, Tibetan Yingli, for the years ended December 31, 2015, 2016 and 2017. In 2017 we received RMB20 million from a related party in payment of an accounts receivable balance that was fully reserved in a prior year, and recorded the recovery as a reduction of general and administrative expense

(b)

The balance as of December 31, 2016 and 2017 mainly represents the prepayments to subsidiaries of Yingli Group for the purchase of raw materials and receipt of services. We purchased raw materials of RMB 401.7 million RMB 204.4 million and RMB 265.9 million (US$ 40.9 million) from the subsidiaries and an affiliate of Yingli Group for the years ended December 31, 2015, 2016 and 2017, respectively. We purchased services of RMB 239.1 million RMB 235.4 million and RMB 285.0 million (US$ 43.8 million)) from the subsidiaries of Yingli Group and our affiliate for the years ended December 31, 2015, 2016 and 2017, respectively. The amount of transaction mentioned above included value-added tax.

In March 2017, We signed two lease agreements with Yingli Group to rent the R&D lab and equipment that will be used in the research and development of new PV products, the annual rental fee was RMB 7.0 million (US$ 1.2 million) and RMB 19.6 million(US$ 3.0 million), respectively.

(c) Other amounts due from related parties consists of the following:

	Year ended December 31,
	2016	2017
	RMB	RMB	US$
	(in thousands)
Loans to Yingli Group and its subsidiaries (i)	399,677	318,988	49,028
Receivables for disposal of subsidiaries (ii)	146,606	208,106	31,985
Receivables for liquidation of an affiliated company	—	99,340	15,268
Others receivables from miscellaneous transactions	73,422	64,889	9,973
	619,705	691,323	106,254

(i)

Hainan Yingli made one-year entrusted loans of RMB 50.0 million RMB 25.0 million and RMB 40.0 million in 2012, 2013 and 2014, to a subsidiary of Yingli Group at an interest rate of 5.4%, 6.0% and 6.0% per annum, respectively, and collected RMB 65.0 million and RMB 10.0 million and nil in 2013, 2014 and 2015 for the above mentioned loans, respectively. In 2015, Yingli Group disposed the 100% equity interest in the aforementioned subsidiary to a third party and the balance of RMB 40.0 million was reclassified to other receivable.

In 2014, Hainan Yingli made another one-year entrusted loan of RMB 18.0 million at an interest rate of 6% per annum to a subsidiary of Yingli Group, which was collected in full by Hainan Yingli in December 2015.

In 2015, Yingli Tianjin made a one-year entrusted loan of RMB 2.0 million at an interest rate of 5.35% per annum to Tianjin Yingli PV Power Plant technology development Co., Ltd., a subsidiary of Yingli Group. As of December 31, 2016 and 2017, we did not withdraw the entrusted loans.

In 2015, Yingli Tianjin made several one-year entrusted loans of RMB 49.8 million at an interest rate of 5.6% per annum to Yingli (Tianjin) International Trading Ltd. (“TJ International Trading”), a subsidiary of Yingli Group. As of December 31, 2016 and 2017, we did not withdraw the entrusted loans.

In 2016, we also made interest free loans of RMB 347.9 million to Yingli Group and its subsidiaries. The main purpose of these loans is to allow Yingli Group and its subsidiaries have enough capital to complete their long-lived assets under construction, such as project assets, and then dispose these assets to settle our historically cumulated receivables due from Yingli Group and its subsidiaries.

In 2017, total loans to Yingli Group and its subsidiaries decreased by RMB 80.7 million (US$12.4), including: (i) Yingli Group and its subsidiaries repaid partial loans of RMB 27.8 million (US$4.3); (ii) with the disposal of one subsidiary of us, the loans of RMB 48.0 million (US$7.4) owned by the disposed subsidiary was derecognized accordingly, (iii) we also signed an agreement with Yingli Group to net off the payables and receivables between each other with RMB 4.9 million (US$0.7 million).

(ii)

In 2014, we disposed all its equity interest in its subsidiary Yingli (Tianjin) International Trading Ltd. (“TJ International Trading”) to Tianjin Yingli Bubalus Logistics Co., Ltd., which is a subsidiary of Yingli Group. The total consideration was of RMB 134.2 million and gains of RMB 22.3 million was recorded in other income. As of December 31, 2016 and 2017, the related proceeds for the disposal have not been collected.

In December 2014, Yingli Shuntong (Beijing).International Freight Agency Co., Ltd. was sold to Tianjin Yingli Bubalus Logistics Co., Ltd., which is a subsidiary of Yingli Group for the consideration of RMB 12.4 million and gains of RMB 1.7 million was recorded in other income.

In 2016, we disposed all its interest in its subsidiary Datong Lichuang New Energy Resources Co. Ltd. to Yingli PV Group for the consideration of RMB 1.0 million and gains of RMB 29.7 million was recorded in other income. All the consideration proceeds have been received by us in 2016.

In 2016, we disposed all its interest in its subsidiary Chengdu Yaoneng New Energy Resources Co., Ltd. to Beijing Yaoying New Energy Resources Co., Ltd. for the consideration of RMB 0.8 million and gains of RMB 0.3 million was recorded in other income. All the consideration proceeds have been received by us in 2016.

In 2017, we disposed all its interest in its subsidiary Guangxi Yingli Yuansheng Construction Co., Ltd. to Yingli Group for the consideration of RMB 61.5 million (US$ 9.5 million), which were recorded in due from related parties, and gains of RMB 8.6 million (US$ 1.3 million) was recorded in “Other income” as of December 31, 2017.

(d)	In 2012, Yingli Lixian entered into a financial lease with a subsidiary of Yingli Group, and paid RMB 4.5 million and RMB 7.5 million deposits during the years ended December 31, 2012 and 2013, respectively, for guarantee of the transaction. In 2012, Fine Silicon entered into a financial lease with a subsidiary of Yingli Group, and paid RMB 10.0 million deposits for guarantee of the transaction. In August 2013, Yingli China entered into a sales-lease back transaction with a subsidiary of Yingli Group and paid RMB 10.0 million deposits for guarantee of the lease. These deposits will be returned when the transactions are completed and were recorded in long-term portion of amounts due from a related party as of December 31, 2016 and 2017.

(e)	The balance as of December 31, 2016 and 2017 mainly represents the prepayments to subsidiaries of Yingli Group for the construction of plants, which is included in property, plant and equipment in the Consolidated Balance Sheets.

(f)	We entered into entrusted construction contract with Yingli PV Group. Under the general term of the contract, Yingli PV Group built 23 project assets of 222.4MW in total for us with total amount of RMB 825.7 million in 2014. In September 2015, we entered into an agreement with Yingli PV Group to terminate the above-mentioned construction contract and deconsolidated all the project assets under the VIE structure. The loss of RMB 6.9 million which was the difference between the consideration of RMB 554.5 million and the net book value of the VIEs of RMB561.3 million (comprised of total assets of RMB 1,886.0 million net of related liabilities of RMB 1,324.7 million of was recognized in the Consolidated Statements of Comprehensive Loss upon the disposal of VIE in 2015. Upon disposal, accounts receivables from these VIEs due to sales of PV modules were reclassified from accounts receivables from subsidiaries, which was eliminated when preparing the consolidation, to accounts receivables from related parties; meanwhile, RMB 554.5 million of receivables in relation to consideration of disposal of VIE from related parties were net-off by payables to the related parties for the initial capital injection into the VIEs when VIE were incorporated.

(g)	We pledged its assets of total amount of RMB 147.6 million and RMB 103.6 million (US$ 15.9 million), and provided guarantee to back up the RMB 781.8 million (US$ 120.7 million) and RMB 264.4 million (US$ 40.6 million) bank borrowing of Yingli Group as of December 31, 2016 and 2017, respectively.

(h)	We received guarantee from the Yingli Group of total amount of RMB 2,263.3 million and RMB 2,401.2 million (US$ 369.1million) as of December 31, 2016 and 2017, respectively.

(i)	We entered into several financing lease agreement with related party controlled by Yingli Group. As of December 31, 2016 and 2017, the total outstanding payable within one year was RMB 51.8 million and RMB 106.4 million (US$ 16.4 million) over one year was RMB 267.4 million and RMB 220.9 million (US$34.0 million), respectively.

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

In May and June 2015, two individual plaintiffs respectively filed purported class action securities fraud lawsuits against us, our chairperson and chief executive officer, Mr. Liansheng Miao, and our director and chief financial officer, Mr. Yiyu Wang, in the U.S. District Court for the Central District of California, both alleging, among other things, that we made false and misleading statements and failed to disclose certain material financial information. In October 2015, the cases were consolidated, and the court appointed lead plaintiffs and lead counsel. In November 2015, lead plaintiffs filed a consolidated complaint. The complaint contended that we and certain of our officers and directors made false or misleading statements between December 2, 2010 and May 15, 2015 regarding (i) the Chinese government’s Golden Sun program, which provided subsidies for solar projects in China; and (ii) our accounts receivable attributable to Chinese customers. The complaint asserted a claim against our company for violation of Section 10(b) of the Securities Exchange Act of 1934. The complaint also asserted a claim against Mr. Miao, Mr. Wang, and Mr. Zongwei “Bryan” Li for violation of Section 20(a) of the Exchange Act. In December 2015, we filed a motion to dismiss the consolidated complaint, and, on May 10, 2016, the court granted that motion with leave to amend. On June 24, 2016, lead plaintiffs filed an amended complaint, again alleging that, between December 2, 2010 and May 15, 2015, Yingli’s officers made false or misleading statements regarding Golden Sun and accounts receivables. On August 8, 2016, we filed a motion to dismiss the amended complaint, and, on March 15, 2017, the court dismissed the amended complaint with leave to amend. The plaintiffs filed a second amended complaint on April 24, 2017. On May 26, 2017, we filed a motion to dismiss the second amended complaint. On August 15, 2017, the court issued an order dismissing the action against our company with prejudice and ordering the plaintiffs to show cause why the court should not dismiss the individual defendants based on the plaintiffs’ failure to timely serve the individuals. Plaintiffs filed a response on August 18, 2017 stating that they do not oppose dismissal of the individual defendants without prejudice. On August 21, 2017, the court issued an order dismissing the individual defendants without prejudice. Also on August 21, 2017, the court issued a judgment dismissing plaintiffs’ claims on the merits and awarding costs to our company. On September 15, 2017, the plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Ninth Circuit. On April 4, 2018, the parties reached an agreement to settle the action on a class-wide basis for USD 1,200,000.00, plus the costs of administering the settlement, subject to the execution of a definitive settlement agreement and court approval.

In the past years, we signed several agreements and amendments with a supplier to provide certain service for us. Due to certain quality control issues related to the supplier and substantial changes in the market, we and this supplier had disputes over the performance of the contracts and our payments of accounts receivable to the supplier. In May 2013, the supplier informed us that it would like to cease the recovery service and claimed compensation. In July 2014, we filed litigation against this supplier for breach of contract and claimed damages against this supplier. In September 2015, the supplier also filed litigation against us for the default in performance of contract and claimed compensation. The Provincial High People’s Court consolidated these two disputes in January 2016, in accordance with our request. At the end of December 2016, the court issued judgments as to these two disputes and we were informed of the judgments in January 2017, in which the court ruled that the agreements and amendments with the supplier shall be rescinded, and we shall pay compensation to the supplier with the total amount of RMB 58 million. All other claims of us and the supplier were rejected. After that, both we and the supplier appealed to the Supreme People’s Court. The Supreme People’s Court scheduled a hearing on 25th of October, 2017. After the hearing, the Court granted its decision on 30th of December, 2017, affirmed the original judgment from The Provincial High People’s Court Nevertheless, such provision does not constitute, and should not be interpreted or viewed in any manner as, any recognition by us of the merit of any aspect of the judgment from the Provincial High People’s Court. Accordingly, we recorded an accrual for the amount of compensation to the supplier for the year ended December 31, 2016.

On September 1, 2017, one of the holders (the “Note Holder”) of the MTNs filed a lawsuit against Tianwei Yingli in a PRC court to recover the amount due under such MTNs. The claimed principal amount of the MTNs held by the Note Holder is RMB65.7 million, representing approximately 3.7% of the total amount of the MTNs that are still outstanding. The Note Holder claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB74.4 million and bear costs relating to the lawsuit.  Tianwei Yingli has been vigorously defending its rights in court while continuing to seek a mutually beneficial solution out of court. Tianwei Yingli objected to the jurisdiction of the People's Court of Nanjing Jianye District, and after the objection was overruled, appealed the decision to Nanjing Intermediate People’s Court. On January 12, 2018, we received the verdict from Nanjing Intermediate People’s Court, ruling that the People's Court of Nanjing Jianye District shall have jurisdiction over this dispute.

On March 29, 2018, Yingli China, one of our major subsidiaries, received a notice from local court, informing us that one of financial creditors of Yingli China filed a lawsuit against Yingli China, claiming Yingli China should immediately repay its outstanding loan to the financial creditor, with a full amount of RMB 106 million, including the principal of RMB 98 million and the interest of RMB 8.37 million. Yingli China will vigorously defend its rights in court while continuing to seek a mutually beneficial solution out of court.

 On April 26, 2018, one of our long-term polysilicon suppliers filed a request for arbitration of its claim against one of our subsidiaries, Yingli Green Energy International Trading Limited (the “YGEIT”), under our long-term polysilicon supply contract with the supplier (the “Long-Term Supply Contract”) with the London Court of International Arbitration, claiming damages of no less than US$897.5 million due to YGEIT’s breach of the Long-Term Supply Contract, plus pre- and post-award interest and the supplier’s costs, fees and expenses in connection with the arbitration. We plan to vigorously defend our rights in the arbitration proceeding while continuing to seek a mutually beneficial solution with the supplier. We believe we have basis to defend ourselves against the claim for liability under the contract. It is too early to reasonably estimate any contingent amount relating to any potential arbitration award or settlement at this current stage.

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

Solar 1

On October 9, 2012, the U.S. Department of Commerce, or USDOC, issued final affirmative determinations with respect to its anti-dumping and countervailing duty investigations on crystalline silicon photovoltaic, or CSPV, cells, whether or not incorporated into modules, from China. On November 7, 2012, the U.S. International Trade Commission, or USITC, ruled that imports of CSPV cells had caused material injury to the U.S. CSPV industry. As a result of these rulings, we were required to pay cash deposits on Chinese-origin CSPV cells imported into the United States, whether alone or incorporated into modules. The announced cash deposit rates applicable to us were 13.94% (anti-dumping duty) and 15.24% (countervailing duty). We paid all the cash deposits due under these determinations. A number of parties challenged the determinations of the USDOC in appeals to the U.S. Court of International Trade. Decisions on those appeals are expected in late 2018 or 2019.

The rates at which duties will be assessed and payable are subject to ongoing administrative reviews.

The first of these reviews was concluded on July 14, 2015, when the USDOC published its final results of the 2012-2013 administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As a result of these decisions, the duty rates applicable to us were revised to 0.79% (anti-dumping duty) and 20.94% (countervailing duty). The rates at which duties will be assessed and payable for the 2012-2013 period are subject to ongoing litigation at the U.S. Court of International Trade. Decisions on these appeals are not expected until late 2018 or 2019.

The second of these reviews was concluded in June 2016 (anti-dumping duty order) and July 2016 (countervailing duty order) when the USDOC published the final results of the 2013-2014 administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As result of these decisions, the anti-dumping duty rate applicable to us was changed to 12.19% (from 0.79%). Because we were not subject to the second administrative review of the countervailing duty order, our countervailing duty rate remained at 20.94%. The anti-dumping duty rates at which duties will be assessed and payable for the 2013-2014 period are subject to ongoing litigation at the U.S. Court of International Trade. Decisions on these appeals are not expected until late 2018.

The third of these reviews was concluded in June 2017 (anti-dumping duty order) and July 2017 (countervailing duty order) when the USDOC published the final results of the 2014-2015 administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As result of these decisions, the anti-dumping duty rate applicable to us was changed to 6.98% (from 12.19%). Because we were not subject to the third administrative review of the countervailing duty order, our countervailing duty rate remained at 20.94%. The anti-dumping duty rates at which duties will be assessed and payable for the 2014-2015 period are subject to ongoing litigation at the U.S. Court of International Trade. Decisions on these appeals are not expected until late 2018 or 2019.

The fourth and fifth of these reviews for the 2015-2016 period and 2016-2017, respectively, are ongoing and are expected to conclude in mid-2018 and mid-2019, respectively. These reviews may result in duty rates that differ from the previous duty rates and cash deposit rates applicable to us. These duty rates could materially and adversely affect our U.S. import operations and increase our cost of selling into the U.S.

The preliminary results of the fourth administrative review changed the antidumping duty rate applicable to us to 61.61% (from 8.52%). Because we were not subject to the fourth administrative review of the countervailing duty order, our countervailing duty rate will remain at 20.94%.

Solar 2

On December 31, 2013, the U.S. unit of SolarWorld AG filed a new trade action with the USDOC and the USITC accusing Chinese producers of certain CSPV cells and modules of dumping their products into the U.S. and of receiving countervailable subsidies from the Chinese authorities. This trade action also accused Taiwanese producers of certain CSPV cells and modules of dumping their products into the U.S. Excluded from these new actions were those Chinese-origin solar products covered by the Solar 1 rulings described above. We were identified as one of a number of Chinese producers exporting the subject goods to the U.S. market.

On December 15, 2014, the USDOC issued final affirmative determinations with respect to its anti-dumping and countervailing duty investigation on these CSPV products. On January 21, 2015, the USITC ruled that imports of these CSPV products had caused material injury to the U.S. CSPV industry. As a result of these rulings, we are required to pay cash deposits on these CSPV products. The announced cash deposit rates applicable to our Chinese CSPV products were 30.06% (anti-dumping duty) and 38.43% (countervailing duty). We do not produce Taiwanese CSPV products subject to the Taiwan order and therefore the Taiwan order and corresponding cash deposit rates do not impact our U.S. business.

The rates at which duties will be assessed and payable are subject to ongoing administrative reviews.

Because we are not subject to the first or second administrative reviews of the Chinese orders, our duty rates will remain at 30.06% (anti-dumping duty) and 38.43% (countervailing duty). Although we have very limited sales of modules to the U.S. incorporating third country cells, such determinations may adversely affect our business flexibility in the U.S. market and our business in the U.S. may be materially and adversely impacted.

Section 201

On May 17, 2017, following receipt of a petition from Suniva, Inc., which was later joined by SolarWorld Americas, Inc., the USITC instituted a safeguard investigation to determine whether there were increased imports of CSPV products in such quantities as to be a substantial cause of serious injury, or the threat thereof, to the domestic industry producing like or directly competitive products. On September 22, 2017, the USITC determined that CSPV products are being imported into the U.S. in such increased quantities as to be a substantial cause of serious injury to the domestic industry.

On January 23, 2018, the President imposed a safeguard measure on imports of CSPV cells, whether or not partially or fully assembled into other products such as modules, consisting of (1) a 30% tariff-rate quota on imports of CSPV cells not partially or fully assembled into other products, imposed for a period of four years, with an unchanging within-quota quantity (2.5 gigawatts) and annual five percentage point reductions in the rate of duty applicable to goods entered in excess of that quantity in the second year (25%), third year (20%), and fourth year (15%); and (2) a 30% tariff on modules, imposed for a period of four years, with annual five percentage point reductions in the rates of duty in the second year (25%), third year (20%), and fourth year (15%). This safeguard measure, which became effective on February 7, 2018, applies to all countries except for certain developing country members of the World Trade Organization.

The safeguard measure may be amended or eliminated during the mid-term review, which will take place in 2020, as required by U.S. law. Specifically, at that time, the President may reduce, modify, or terminate the action taken if the President determines that: (1) the domestic industry has made a positive adjustment to import competition; (2) the domestic industry has not made adequate efforts to make a positive adjustment to import competition; or (3) the effectiveness of the safeguard action has been impaired by changed economic circumstances.

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

	Market Price per ADS
	High	Low
Annual Highs and Lows
2015	24.2	3.3
2016	5.24	2.52
2017	3.12	1.69
Quarterly Highs and Lows
First Quarter 2016	5.0	3.2
Second Quarter 2016	5.24	3.02
Third Quarter 2016	4.4	3.56
Fourth Quarter 2016	4.07	2.52
First Quarter 2017	2.85	1.88
Second Quarter 2017	3.12	1.85
Third Quarter 2017	2.71	2.2
Fourth Quarter 2017	2.4	1.69
First Quarter 2018	2.12	1.49
Second Quarter 2018 (through April 26, 2018)	1.85	1.65
Monthly Highs and Lows
October 2017	2.4	2.24
November 2017	2.36	2.12
December 2017	2.06	1.69
January 2018	2.12	1.7
February 2018	1.71	1.49
March 2018	1.72	1.55
April 2018 (through April 26, 2018)	1.85	1.65

The closing price for the ADSs on the NYSE on April 26, 2018 was US$1.85 per ADS.

On February 15, 2017, we announced that we had received notification from the NYSE of our company’s non-compliance with the continued listing standards of the NYSE because our average market capitalization has been less than US$50 million over a consecutive 30 trading-day period and our last reported shareholders’ equity was less than US$50 million. In order to maintain continued listing on the NYSE, our company has submitted a plan to the NYSE demonstrating how it intends to regain compliance with the NYSE’s continued listing standards within eighteen months of the notification from the NYSE. On June 8, 2017, NYSE officially informed us that NYSE has granted us an 18 month extension until August 9, 2018 to regain compliance with the NYSE’s continued listing standards. As a result, our ADSs will continue to be listed and traded on the NYSE, subject to quarterly reviews by the NYSE to monitor our progress against its plan to restore compliance with continued listing standards. While we are trying our best to improve our operation situation and financial results, our average market capitalization over a consecutive 30 trading-day period has further declined to US$31.2 million as of April 26, 2018, and it has become increasingly unlikely that we can regain compliance before August 2018. If we fail to regain compliance with NYSE’s continued listing requirements before August 2018, our ADSs will be delisted from the NYSE. We cannot assure you that the NYSE will not decide to initiate suspension and delisting procedures for our ADSs earlier or before expiration of the 18-month extension period. If our ADSs are delisted from the NYSE, the liquidity and the trading price of our ADSs could be materially and adversely affected. See “Item 3.D. Risk Factors — Risks Related to our ADSs — We have fallen below the continued listing requirements of the New York Stock Exchange for an extended period of time, and it has become increasingly unlikely that we can regain compliance in time, and therefore, our ADSs may be delisted and the liquidity and the trading price of our ADSs could be materially and adversely affected”.

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

As of December 31, 2017, we held an equivalent of RMB2,704 million (US$415.6 million) in accounts receivable and prepayments to suppliers (excluding the non-current portion), of which an equivalent of RMB282 million (US$43 million) were denominated in U.S. dollars and RMB172 million (US$26 million) were denominated in Euros. As the substantial majority of our sales of our products and purchases of our raw materials are denominated in U.S. dollars and Euros, any significant fluctuations in the exchange rates between the Renminbi and the U.S. dollar and/or the Euro could have a material and adverse effect on our results of operations. Moreover, we had significant monetary assets and liabilities denominated in U.S. dollars and Euros as of December 31, 2017, which consisted mainly of accounts receivable, prepayments to suppliers and accounts payable. Fluctuations in foreign exchange rates could also have a material adverse effect on the value of these monetary assets and liabilities denominated in U.S. dollars and Euros. Generally, appreciation of the Renminbi against the U.S. dollar and Euro will result in foreign exchange losses for monetary assets denominated in U.S. dollars and Euros and foreign exchange gains for monetary liabilities denominated in U.S. dollars and Euros. Conversely, depreciation of the Renminbi against the U.S. dollar and Euro will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars and Euros and foreign exchange losses for monetary liabilities denominated in U.S. dollars and Euro.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of the Renminbi based on the foreign exchange rate on December 31, 2017 would result in our holding Renminbi equivalents of RMB253 million (US$38 million) for our accounts receivable and prepayments to suppliers denominated in U.S. dollars as of December 31, 2017. These amounts would represent net loss of RMB29 million (US$4 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2017. Conversely, we estimate that a 10% depreciation of the Renminbi would result in our holding Renminbi equivalents of RMB309 million (US$47 million) for our accounts receivable and prepayments to suppliers denominated in U.S. dollars as of December 31, 2017. These amounts would represent net income of RMB26 million (US$4 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2017.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of the Renminbi based on the foreign exchange rate on December 31, 2017 would result in our holding Renminbi equivalents of RMB154 million (US$24 million) for our accounts receivable and prepayments to suppliers denominated in Euro as of December 31, 2017. These amounts would represent net loss of RMB18 million (US$3 million) for our accounts receivable and prepayment to suppliers denominated in Euros as of December 31, 2017. Conversely, we estimate that a 10% depreciation of the Renminbi would result in our holding Renminbi equivalents of RMB189 million (US$29 million) for our accounts receivable and prepayments to suppliers denominated in Euros as of December 31, 2017. These amounts would represent net income of RMB16 million (US$3 million) for our accounts receivable and prepayment to suppliers denominated in Euros as of December 31, 2017.

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

In 2014, our net foreign currency exchange loss was RMB243.4 million, increased from RMB32.2 million in 2013, which was mainly due to depreciation of the U.S. dollar and the Euro against the Renminbi. However, the depreciation of Renminbi against the U.S. dollar and the Euro in 2015 caused our foreign currency exchange loss to decrease to RMB132.7 million in 2015 from RMB243.4 million in 2014. In 2016, we recorded a foreign currency exchange gain of RMB6.0 million (US$0.9 million) mainly due to appreciation of Japanese Yen and Euro appreciated against Renminbi in 2016, which was substantially offset by a currency exchange loss caused by the depreciation of Renminbi against the U.S. dollar in 2016. In 2017, we recognized a net foreign currency exchange gain of RMB 33.5 million (US$ 5.2 million) mainly was mainly due to the depreciation of US dollar against Renminbi because we had a net balance of financial liabilities denominated in US dollar, which was partially offset by the depreciation of Japanese Yen against Renminbi because we had a balance of net current assets denominated in Japanese Yen. In addition, we have entered into hedging and foreign currency forward arrangements to limit our exposure to foreign currency exchange risk. We expect that we will continue to be exposed to foreign currency exchange risk to the extent that our hedging and foreign currency forward arrangements do not cover all of our expected revenues denominated in foreign currencies. We cannot predict the effect of exchange rate fluctuations on our foreign exchange gains or losses in the future. We may continue to reduce the effect of such exposure through foreign currency forward or other similar arrangements, but because of the limited availability of such instruments in China, we cannot assure you that we will always find a hedging arrangement suitable to us, or that such derivative activities will be effective in managing our foreign exchange risk. The value of your investment in our company will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the dividends Tianwei Yingli may pay us in the future and the value of your investment in us, all of which may have a material adverse effect on the value of the ADSs.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest expenses incurred by our short-term and long-term borrowings and interest income generated by excess cash invested in demand deposits. Such interest-earning instruments carry a degree of interest rate risk. As of December 31, 2017, we had RMB10,407 million (US$1,600 million) in outstanding short-term borrowings (including the current portion of medium-term notes and long-term debt), nil in outstanding medium-term notes and RMB920 million (US$14 million) in outstanding long-term debt (excluding the current portion). We have not used any derivative financial instruments to manage our interest rate risk exposure due to the lack of such financial instruments in China. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expense may increase due to changes in interest rates prevailing in the open market. If market interest rates for short-term demand deposits increase in the near future, such increase may cause the amount of our interest income to rise. A hypothetical 10% increase in the average interest rate for our bank borrowings would result in an increase of approximately RMB730 million (US$112 million) in interest expense in 2017.

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

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On October 17, 2007, our board of directors adopted a shareholders rights plan. This rights plan expired in October 2017. In February 2009, we entered into a supplemental agreement to the deposit agreement for the ADSs to provide for the distribution of certain information and other procedures in connection with our shareholders rights plan. In addition, the deposit agreement for the ADSs was amended in February 2009 to update the description of our reporting requirements under the Exchange Act.

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

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15e and 15d-15(e) promulgated under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that as of December 31, 2017, our disclosure controls and procedures were ineffective because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting”. We will undertake the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Management’s Efforts and Plan for Remediation of Material Weaknesses”.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2017 using criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As a result of our management’s evaluation of our internal control over financial reporting, a material weakness in our internal control over financial reporting was identified as of December 31, 2017, which was that we lacked sufficient accounting and financial reporting personnel to formalize and carry out key controls over the reporting process with respect to certain significant and complex accounting assessments and the preparation of our financial statements in accordance with U.S. GAAP and SEC reporting requirements.

The material weakness described above may result in a material misstatement to our quarterly or annual consolidated financial statements that would not be prevented or detected. As a result of the material weakness, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2017.

Management’s Efforts and Plan for Remediation of Material Weaknesses

Our assessment of internal control over financial reporting for 2016 concluded the same material weakness existed then as that existed as of December 31, 2017. With the oversight of management and our Audit Committee, we have continuously taken steps and implemented measures to address the root causes of the material weakness identified in 2016. These measures have continued, and additional actions have been taken, throughout 2017, including, but not limited to, the following.

1

In late 2015, we hired a finance controller with extensive audit and accounting experience in a “Big Four” public accounting firm and knowledge of both U.S. GAAP and SEC filings, whom has been recognized by our management for his competency in the preparation and review of financial statements under the requirements of U.S. GAAP and SEC rules. In 2016, we also added another deputy accounting manager with in-depth industry and U.S. GAAP experience to enhance the quality of our accounting team. Moreover, our management reviewed and reallocated certain responsibilities among members of the accounting team to better align functional roles with each individual’s skill set, strengths and experience. These financial staff remain stable in 2017.  We believe that as long as these staff remain stable in the future, with the continuous trainings and development programs and other plans delivered as mentioned below, we will form a team with sufficient knowledge of U.S. GAAP.

2.	We have delivered regular and systematic training and development programs to our accounting team and other relevant personnel. During 2017, we organized several training programs on U.S. GAAP for our accounting team to enhance their knowledge of relevant U.S. GAAP interpretations and applications. In addition, certain of our key financial staff have started the American Institute of CPAs (“AICPA”) studies and exams in 2017. One of the key staff has passed two sections of the exams as of the date of this annual report and is expected to pass the remaining sections in 2018. Meanwhile, we also implemented a plan to give more finance staff AICPA exam training and encourage them to participate the AICPA exam in 2018.

3.	We have enhanced our accounting manual to provide our accounting team with additional guidance on policies and controls over financial reporting under the requirements of U.S. GAAP and SEC rules. Our updated accounting manual has been reviewed by the external experts. We will continue to update our accounting manual annually to ensure that it is up-to-date.

4.	In 2016, we engaged external experts with in-depth knowledge of U.S. GAAP and SEC reporting regulatory compliance who have advised us on and reviewed the accounting treatment of complex and unusual transactions and accounting matters. In addition, the external experts helped review our management’s design of internal controls as well as the testing of the effectiveness of those operation controls, and assisted our management in assessing effectiveness of the actions to remediate the deficiencies identified. In 2017, as no new complex and unusual transactions and accounting matters occurred, we did not engage external experts to provide accounting advisory service. However, whenever we foresee there is new unusual transactions and accounting matters, we have plan in place to engage external experts to give us support so that all the accounting matters can be timely and appropriately addressed.

While these remediation actions which we have taken and other measures which we have implemented have provided increased oversight and have helped us improve, certain of these controls continued to exhibit certain design deficiencies, and certain of these controls were not operated effectively. We plan to put more effort in 2018 to further improve the design of our internal controls as needed and to continue to evaluate the operating effectiveness of these controls in 2018 before coming to any conclusion that the root causes of our material weakness has been remediated.

Accordingly, we have concluded that while progress has been continuously made in 2017 in remediating the root causes of the material weakness originally identified and reported in 2016, a material weakness continued to exist as of December 31, 2017 related to a lack of sufficient accounting and financial reporting personnel to formalize and carry out key controls over our financial reporting process with respect to certain significant and complex accounting assessments and the preparation of our financial statements in accordance with U.S. GAAP and SEC reporting requirements.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers Zhong Tian LLP (“PwC”), an independent registered public accounting firm, which has also audited our consolidated financial statements for the year ended December 31, 2017. PwC’s report on the effectiveness of our internal control over financial reporting is included on page F-2 of this annual report.

Changes in Internal Control over Financial Reporting

In order to address the material weakness identified as of December 31, 2017, our management has taken steps and implemented remedial measures as described in “Management’s Efforts and Plan for Remediation of Material Weaknesses” above.

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

	For the Year Ended December 31,
	2016	2017
	(RMB)	(RMB)	( US$)
	(in thousands)
Audit fees(1)	9,550	9,550	1,468
Tax fees(2)	618	618	95
All other fees(3)	—	—	—

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

ITEM 17.  FINANCIAL STATEMENTS

Not Applicable

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the Independent Registered Public Accounting Firm:

•	Consolidated Balance Sheets as of December 31, 2016 and 2017

•	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2015, 2016 and 2017

•	Consolidated Statements of Changes in Deficit for the years ended December 31, 2015, 2016 and 2017

•	Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2016 and 2017

•	Notes to the Consolidated Financial Statements

ITEM 19.  EXHIBITS

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of Yingli Green Energy Holding Company Limited (incorporated by reference to Exhibit 3.1 from our registration statement on Form F-1 (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

2.3	Form of Amended and Restated Deposit Agreement among the Registrant, the depositary and holders of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 99.(A) from our Post-Effective Amendment No. 1 to our registration statement on Form F-6 (File No. 333-159990) filed with the Commission on December 17, 2015)

2.4	Trust Deed, dated January 19, 2007, between the Registrant and DBS Trustee Limited relating to the Registrant’s 2006 Stock Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 4.17 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.1	2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.2	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.3	Joint Venture Contract of Baoding Tianwei Yingli New Energy Resources Co., Ltd., dated May 30, 2014 (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F filed with the commission on May 15, 2015.)

4.4	Credit Contract, dated November 29, 2010, between Tianwei Yingli, as borrower, and The Bank of East Asia (China) Limited, Beijing Branch, as lender (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F filed with the Commission on May 11, 2011)

4.10	Supply Agreement, dated November 13, 2006, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.29 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.12	Amendment No. 1 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.32 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

Exhibit Number	Description of Document

4.13	Amendment No. 2 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F filed with the Commission on June 25, 2010)

4.14	Supply Agreement, dated July 4, 2007, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.36 from our registration statement on Form F-1 (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)

4.15	Supplemental Agreement, dated November 6, 2008, between Tianwei Yingli, as borrower, and the lenders and the agent thereunder, relating to the Term Facility Agreement, dated August 29, 2008, by and between the parties thereto, or the Tianwei Yingli Term Facility Agreement (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-3 (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)

4.16	Supplemental Deed, dated November 6, 2008, between the Registrant, as guarantor, and the lender and the agent under the Tianwei Yingli Term Facility Agreement, relating to the Corporate Guarantee, dated August 29, 2008, by and between the parties thereto (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-3 (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)

4.17	Loan Agreement, dated January 15, 2010, between Tianwei Yingli, as borrower, and Bank of China Limited, Baoding Branch, as lender (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F filed with the Commission on May 11, 2011)

4.18	Loan Agreement, dated April 4, 2013, between Yingli Energy (China) Company Limited and China Development Bank (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F filed with the Commission on April 11, 2014)

4.19	Loan Agreement, dated March 18, 2015, between Yingli Energy (China) Company Limited and China Development Bank (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F filed with the commission on May 15, 2015.)

Exhibit Number	Description of Document

4.20	Loan Agreement, dated March 30, 2015, between Yingli Energy (China) Company Limited and China Development Bank (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F filed with the commission on May 15, 2015.)

4.21	Loan Agreement, dated December 30, 2015, between Yingli Energy (China) Company Limited and China Development Bank (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F filed with the commission on May 16, 2016.)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from the registrant’s registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers Zhong Tian LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*    Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

	By:	/s/ Liansheng Miao
Name: Liansheng Miao
Title: Chairman and Chief Executive Officer
Date: April 30, 2018

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND

SUBSIDIARIES

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yingli Green Energy Holding Company Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Yingli Green Energy Holding Company Limited and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive loss, consolidated statements of changes in deficit and consolidated statements of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting related to lack of sufficient accounting and financial reporting personnel to formalize and carry out key controls over the reporting process with respect to certain significant and complex accounting assessments and the preparation of the financial statements in accordance with U.S. GAAP and SEC reporting requirements existed as of that date.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2017 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, facts and circumstances including accumulated and recurring losses from operations, negative working capital, cash outflows from operating activities, and uncertainties regarding the repayment of financing obligations raise substantial doubt about the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(a). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 30, 2018

We have served as the Company’s auditor since 2014.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2016 and 2017

(Amounts in thousands, except per share data)

	Note	2016	2017
		RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents	(2)(c)	506,642	378,054	58,106
Restricted cash	(2)(f),(2)(c)	361,797	342,687	52,670
Short-term investments	(2)(g),(8)(a)	—	37,220	5,721
Accounts receivable, net	(3)	2,096,583	2,142,188	329,248
Inventories	(4)	1,314,834	1,133,486	174,214
Prepayments to suppliers	(2)(j),(18)	475,347	487,672	74,954
Value-added tax recoverable, current	(2)(q)	328,704	356,564	54,803
Amounts due from and prepayments to related parties	(23)	1,331,558	1,285,218	197,534
Prepaid expenses and other current assets		214,248	205,981	31,659
Total current assets		6,629,713	6,369,070	978,909
Amounts due from a related party	(23)	32,332	32,000	4,918
Long-term prepayments to suppliers	(2)(j),(18)	343,591	—	—
Investments in affiliated companies	(9)	355,192	188,895	29,033
Land, property, plant and equipment, net	(5),(8)	4,879,086	2,687,909	413,124
Project assets	(2)(k),(8)	672,045	483,744	74,350
Land use rights	(2)(l),(6)	402,680	393,609	60,497
Intangible assets, net	(25)	58,110	57,860	8,893
Deferred tax assets	(20)	203	192	30
Value-added tax recoverable, non-current	(2)(q)	67,457	67,819	10,424
Other assets		59,405	61,737	9,489
Total assets		13,499,814	10,342,835	1,589,667

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets — (Continued)

As of December 31, 2016 and 2017

(Amounts in thousands, except per share data)

	Note	2016	2017
		RMB	RMB	US$

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Short-term borrowings, including medium-term notes past due, and current portion of medium-term notes and long-term debt	(10),(11)	9,010,205	10,407,007	1,599,528
Accounts payable		2,471,812	2,321,561	356,817
Advances from customers	(3)	278,106	423,854	65,145
Amounts due to related parties	(23)	393,063	313,780	48,227
Accrued warranty liability	(2)(t)	37,462	39,949	6,140
Short-term sales lease back and financing lease payable due to non-related parties	(15)	2,807	3,053	469
Short-term sales lease back and financing lease payable due to related parties	(15),(23)	51,808	106,424	16,357
Interest payable,including past due	(2)(a)	624,560	1,142,587	175,612
Payables to non-controlling interest holders	(12)	233,135	350,604	53,887
Payables in relation to Golden Sun Program	(2)(q)	248,887	248,887	38,253
Other current liabilities and accrued expenses		745,229	678,003	104,210
Total current liabilities		14,097,074	16,035,709	2,464,645
Long-term debt, excluding current portion	(10)	2,523,621	920,292	141,446
Reserve for inventory purchase commitments	(18)	1,412,748	1,330,716	204,527
Accrued warranty liability, excluding current portion	(2)(t)	804,344	848,953	130,482
Long-term sales lease back and financing lease payable due to third parties	(15)	10,985	8,300	1,276
Long-term sales lease back and financing lease payable due to related parties	(15),(23)	267,367	220,915	33,954
Deferred other income	(2)(k)	799,128	748,909	115,105
Long-term payables to non-controlling interest holders	(12)	763,393	707,820	108,790
Deferred tax liabilities	(20)	13,019	13,305	2,045
Other liabilities		334	382	59
Total liabilities		20,692,013	20,835,301	3,202,329

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets — (Continued)

As of December 31, 2016 and 2017

(Amounts in thousands, except per share data)

	Note	2016	2017
		RMB	RMB	US$

Shareholders’ deficit:
Ordinary shares —
Par value: US$0.01
Authorized shares: 1,000,000,000
Issued shares: 187,490,478 and 187,490,478 as of December 31, 2016 and 2017, respectively
Outstanding shares: 181,763,770 and 181,763,770 as of December 31, 2016 and 2017, respectively		13,791	13,791	2,120
Additional paid-in capital		7,248,240	7,257,689	1,115,486
Treasury stock: 5,726,708 and 5,726,708 as of December 31, 2016 and 2017, respectively, at cost	(13)	(127,331)	(127,331)	(19,570)
Accumulated other comprehensive (losses)/income		(54,651)	119,592	18,381
Accumulated deficit		(15,428,426)	(18,746,454)	(2,881,277)
Total deficit attributable to Yingli Green Energy		(8,348,377)	(11,482,713)	(1,764,860)
Non-controlling interests	(14)	1,156,178	990,247	152,198
Total shareholders’ deficit		(7,192,199)	(10,492,466)	(1,612,662)

Commitments and contingencies	(24)	—	—	—

Total liabilities and shareholders’ deficit		13,499,814	10,342,835	1,589,667

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2015, 2016 and 2017

(Amounts in thousands, except per share data)

	Note	2015	2016	2017
		RMB	RMB	RMB	US$

Net revenues	(16),(2)(c)
Non-related parties		9,333,490	8,041,258	7,692,631	1,182,336
Related parties	(23)	632,296	334,841	671,093	103,145
Total net revenues		9,965,786	8,376,099	8,363,724	1,285,481
Cost of revenues		8,778,456	7,224,226	8,058,960	1,238,639
Gross profit		1,187,330	1,151,873	304,764	46,842
Operating expenses
Selling expenses		854,315	630,873	528,166	81,178
General and administrative expenses	(2)(j),(5)	523,150	542,758	294,698	45,294
Research and development expenses		396,991	146,850	138,262	21,250
Provision for/(reversal of) doubtful accounts receivable	(3)	404,345	(5,104)	97,287	14,953
Disposal gain from long lived assets and land use right in relation to Fine Silicon and write off of related receivables	(6)	(1,167,317)	143,016	—	—
Impairment of long-lived assets	(2)(k),(5)	3,804,116	1,277,373	2,042,198	313,880
Provision for/(reversal of) reserve for inventory purchase commitments – Foreign Exchange	(18),(2)(j)	77,705	90,300	(82,032)	(12,608)
Provision for prepayments in relation to inventory purchase commitments	(18)	522,050	10,672	229,048	35,204
Total operating expenses		5,415,355	2,836,738	3,247,627	499,151

Loss from operations		(4,228,025)	(1,684,865)	(2,942,863)	(452,309)

Other income (expense)
Interest expense		(977,176)	(663,217)	(663,718)	(102,012)
Interest income		22,632	6,595	6,019	925
Foreign currency exchange (losses)/ gain		(132,709)	6,000	32,903	5,057
Other income	(17)	148,462	246,967	117,529	18,064
Loss before income taxes		(5,166,816)	(2,088,520)	(3,450,130)	(530,275)
Income tax expense	(20)	(731,191)	(12,895)	(220)	(34)
Equity in loss of affiliates, net	(9)	(829)	(17,554)	(508)	(78)
Net loss		(5,898,836)	(2,118,969)	(3,450,858)	(530,387)

Less: Loss attributable to non-controlling interests	(14)	298,310	21,315	132,830	20,416
Net loss attributable to Yingli Green Energy		(5,600,526)	(2,097,654)	(3,318,028)	(509,971)

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss— (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts in thousands, except per share data)

	Note	2015	2016	2017
		RMB	RMB	RMB	US$

Net loss		(5,898,836)	(2,118,969)	(3,450,858)	(530,387)
Foreign currency exchange translation adjustment, net of nil tax		(121,215)	(223,436)	164,518	25,286
Cash flow hedging derivatives, net of nil tax	(7)	(749)	—	—	—
Total comprehensive loss		(6,020,800)	(2,342,405)	(3,286,340)	(505,101)
Less: Comprehensive loss attributable to non-controlling interest		(288,189)	(10,076)	(142,555)	(21,910)
Comprehensive loss attributable to Yingli Green Energy		(5,732,611)	(2,332,329)	(3,143,785)	(483,191)

Net loss per share:
Basic and diluted		(30.81)	(11.54)	(18.25)	(2.80)

Weighted average number of shares outstanding	(22)	181,763,770	181,763,770	181,763,770	181,763,770

Net loss per ADS
Basic and diluted		(308.12)	(115.41)	(182.55)	(28.06)

Weighted average number of ADS outstanding	(22)	18,176,377	18,176,377	18,176,377	18,176,377

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Deficit

For the years ended December 31, 2015, 2016 and 2017

(Amounts in thousands, except share data)

	Ordinary share		Additional	Treasury Stock		Accumulated other		Total Yingli Green Energy	Non-	Total
	Numbers of Shares issued	Amount	paid-in capital	Number of shares	Treasury Stock	comprehensive income/(loss)	Accumulated deficits	shareholders’ deficit	controlling interests	shareholders’ deficit
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2015	187,490,478	13,791	7,234,810	(5,726,708)	(127,331)	312,110	(7,650,744)	(217,364)	1,519,045	1,301,681
Net loss							(5,600,526)	(5,600,526)	(298,310)	(5,898,836)
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	—	—	(131,336)	—	(131,336)	10,121	(121,215)
Cash flow hedging derivatives, net of nil tax	—	—	—	—	—	(749)	—	(749)	—	(749)
Share-based compensation	—	—	11,950	—	—	—	—	11,950	—	11,950
Capital injection from non-controlling interests holders	—	—	—	—	—	—	—	—	18	18
Non-cash Purchase of non-controling interest	—	—	—	—	—	—	(1,659)	(1,659)	(3,341)	(5,000)
Balance as of December 31, 2015	187,490,478	13,791	7,246,760	(5,726,708)	(127,331)	180,025	(13,252,929)	(5,939,684)	1,227,533	(4,712,151)

Balance as of January 1, 2016	187,490,478	13,791	7,246,760	(5,726,708)	(127,331)	180,025	(13,252,929)	(5,939,684)	1,227,533	(4,712,151)
Net loss							(2,097,654)	(2,097,654)	(21,315)	(2,118,969)
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	—	—	(234,676)	—	(234,676)	11,240	(223,436)
Share-based compensation	—	—	1,480	—	—	—	—	1,480	—	1,480
Purchase of non-controlling interest	—	—	—	—	—	—	(77,843)	(77,843)	(60,537)	(138,380)
Derecognize a subsidiary of the Group	—	—	—	—	—	—	—	—	(743)	(743)
Balance as of December 31, 2016	187,490,478	13,791	7,248,240	(5,726,708)	(127,331)	(54,651)	(15,428,426)	(8,348,377)	1,156,178	(7,192,199)

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Deficit - (Continued)

For the years ended December 31, 2015, 2016 and 2017

(Amounts in thousands, except share data)

	Ordinary share		Additional	Treasury Stock		Accumulated other		Total Yingli Green Energy	Non-	Total
	Numbers of shares issued	Amount	paid-in capital	Number of shares	Treasury Stock	comprehensive income/(loss)	Accumulated deficits	shareholders’ deficit	controlling interests	shareholders’ deficit
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2017	187,490,478	13,791	7,248,240	(5,726,708)	(127,331)	(54,651)	(15,428,426)	(8,348,377)	1,156,178	(7,192,199)
Net loss							(3,318,028)	(3,318,028)	(132,830)	(3,450,858)
Foreign currency exchange translation adjustment, net of nil tax	—	—	—	—	—	174,243	—	174,243	(9,725)	164,518
Share-based compensation	—	—	1,073	—	—	—	—	1,073	—	1,073
Purchase of non-controlling interest	—	—	8,376	—	—	—	—	8,376	(23,376)	(15,000)
Balance as of December 31, 2017	187,490,478	13,791	7,257,689	(5,726,708)	(127,331)	119,592	(18,746,454)	(11,482,713)	990,247	(10,492,466)
Balance as of December 31, 2017 — US$		2,120	1,115,486		(19,570)	18,381	(2,881,277)	(1,764,860)	152,198	(1,612,662)

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Note	Year Ended December 31,
		2015	2016	2017
		RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss		(5,898,836)	(2,118,969)	(3,450,858)	(530,387)

Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization		1,185,257	896,694	495,834	76,208
Gain on disposal of property, plant and equipment		(33,396)	(14,832)	(27,469)	(4,222)
Disposal gain from long-live assets and land use right in relation to a subsidiary and write-off of related receivable	(6)	(1,167,317)	143,016	—	—
Gain on extinguishment of accounts payable		—	(22,165)	(24,405)	(3,751)
Gain on disposal of investments in affiliated companies		—	(97,124)	(13,852)	(2,129)
Gain on disposal of subsidiaries		(33,191)	(34,339)	(8,416)	(1,294)
Provision for doubtful receivables and prepayments to suppliers other than inventory purchase commitments		404,345	112,181	97,287	14,953
Loss on sale of accounts receivable		—	357	—	—
Write-down of inventories to net realizable value		31,930	89,147	167,062	25,677
Equity in loss of affiliates, net		829	17,554	508	78
Amortization of debt issuance cost		4,153	1,250	305	47
Share-based compensation		11,950	1,480	1,073	165
Amortization of earned assets related government grants received in a prior period		(56,935)	(49,362)	(49,669)	(7,634)
Deferred income tax expense		695,905	2,639	297	46
Foreign currency exchange losses/ (gains), net		39,124	69,590	(42,142)	(6,477)
Impairment of long-lives assets		3,804,116	1,277,373	2,042,198	313,880
Provision for prepayment in relation to inventory purchase commitments		522,050	10,672	229,048	35,204
Provision for/(reversal of) reserve for inventory purchase commitments – Foreign Exchange		77,705	90,300	(82,032)	(12,608)

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

(Amounts in thousands)

	Note	Year Ended December 31,
		2015	2016	2017
		RMB	RMB	RMB	US$

Changes in operating assets and liabilities, net of the effect of acquisition and disposal:
Restricted cash related to purchase of inventory and other operating activities		755,657	62,279	10,196	1,567
Accounts receivable		1,458,507	79,414	(293,454)	(45,103)
Inventories		(276,235)	(56,935)	2,588	398
Prepayments to suppliers		92,641	(39,717)	75,649	11,627
Value-added tax recoverable		90,927	14,030	(30,302)	(4,657)
Amounts due from and prepayments to related parties		(672,916)	127,477	128,089	19,687
Prepaid expenses and other assets		(8,558)	21,591	45,719	7,027
Accounts payable		(1,232,604)	(1,167,927)	75,072	11,538
Advances from customers		(209,475)	(444,440)	157,632	24,228
Amounts due to related parties		855,807	73,761	(54,142)	(8,321)
Other current liabilities and accrued expenses		484,026	473,399	662,902	101,886
Other liabilities		59,201	66,202	(13,951)	(2,147)
Net cash provided by/(used in) operating activities		984,667	(415,404)	100,767	15,486

See accompanying notes to consolidated financial statements

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

(Amounts in thousands)

	Note	Year Ended December 31,
		2015	2016	2017
		RMB	RMB	RMB	US$

Cash flows from investing activities
Government grants for property, plant and equipment		74,581	20,981	3,299	507
Purchase of property, plant and equipment		(231,211)	(213,299)	(264,291)	(40,621)
Purchase of project assets		(106,478)	(32,843)	(46,751)	(7,185)
Restricted cash related to purchase of property, plant and equipment		9,735	(236)	1,461	225
Payments for land and land use rights		(4,623)	—	—	—
Equity investments		(22,018)	(1,971)	(2,460)	(378)
Proceeds from disposal of investment in affiliates		47,054	46,697	37,133	5,707
Loans made to related parties		(51,800)	(350,877)	—	—
Proceeds from repayment of loans made to related parties		18,000	—	27,799	4,273
Proceeds from/(used in) disposal of subsidiaries, net of cash disposed		20,349	(2,977)	898	138
Proceeds from disposal of property, plant and equipment		289,094	33,087	47,744	7,338
Proceeds from disposal of long-live assets and land use right in relation to a subsidiary	(6)	1,370,775	103,260	—	—
Purchase of short-term investments		—	—	(37,720)	(5,797)
Net cash provided by /(used in) investing activities		1,413,458	(398,178)	(232,888)	(35,793)

See accompanying notes to consolidated financial statements

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

(Amounts in thousands)

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$

Cash flows from financing activities
Proceeds from short-term borrowings	7,186,077	2,541,560	1,569,072	241,162
Proceeds from long-term debt	253,962	—	—	—
Repayment of short-term borrowings	(8,506,227)	(2,893,137)	(1,226,049)	(188,440)
Repayment of long-term debt	(67,952)	(10)	(60)	(9)
Repayment of medium-term notes	(1,849,654)	—	(300,000)	(46,109)
Proceeds from failed sale-leaseback agreement	249,987	—	—	—
Repayment of capital and financing lease obligation	(59,952)	(18,747)	(6,848)	(1,053)
Receipt of deposit for capital and financing lease	60,003	9,000	—	—
Payment of deposit for lease	(1,000)	—	—	—
Restricted cash related to guarantee of bank borrowings	220,086	(76,915)	7,453	1,146
Proceeds from disposal of a subsidiary with land use rights	265,000	470,000	—	—
Transaction with non-controlling interest holders	—	(2,540)	(14,000)	(2,152)
Contribution from non-controlling interest holders	18	23,000	—	—
Repayment of payables to one non-controlling interest holder	—	(23,000)	—	—
Net cash (used in)/provided by financing activities	(2,249,652)	29,211	29,568	4,545
Effect of foreign currency exchange rate changes on cash and cash equivalents	23,222	50,264	(26,035)	(4,001)
Net (decrease)/increase in cash and cash equivalents	171,695	(734,107)	(128,588)	(19,763)
Cash and cash equivalents at beginning of year	1,069,054	1,240,749	506,642	77,869
Cash and cash equivalents at end of year	1,240,749	506,642	378,054	58,106

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows — (Continued)

(Amounts in thousands)

Supplemental disclosure of cash flow information:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$

Interest paid, net of capitalized interest	1,008,220	18,585	19,569	3,008
Income tax paid	8,428	27,070	9,178	1,411
Non-cash investing and financing transactions:
Payables for purchase of property, plant and equipment	215,041	208,147	167,292	25,712
Purchases of project assets included in other payables and amounts due to related parties	212,361	301,895	—	—
Receivables from disposal of subsidiaries	470,000	—	61,500	9,452
Reveivables from disposal of investment in affiliated companies	—	—	144,968	22,281
Receivable from disposal of land use rights	246,276	—	—	—
Other current liabilities and accrued expenses settled by contractual agreement to legally offset such amounts against certain accounts receivables and other assets	30,324	259,319	145,462	22,357
Decrease of payables to related parties due to disposal of VIE entities	(554,452)	—	—	—
Increase in investment in an affiliate in return for assumption of accounts payable	20,580	—	—	—

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

The following factors raise substantial doubt about the Company’s ability to continue as a going concern:

•	For the year ended December 31, 2017, the Company incurred a net loss of RMB 3,450,858 (US$530,387).

•	As of December 31, 2017, the Company had a total deficit attributable to the Company of RMB 18,746,454 (US$ 2,881,277) and a deficit in working capital of RMB 9,666,639 (US$ 1,485,735).

•	As of December 31, 2017, the Company had cash, cash equivalents and restricted cash of RMB 720,741 (US$ 110,776), short-term borrowings, including medium-term notes past due and current portion of medium-term notes and long-term debt of RMB 10,407,007 (US$ 1,599,528) and long-term debts of RMB 920,292 (US$ 141,446).

•	As of December 31, 2017 and the date of issuance of these statements, Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), one of the Company’s major manufacturing subsidiaries, had RMB 2,076,536 (US$ 319,158) and approximately RMB 2,120,812 (US$325,963) medium term notes overdue, including principal and interest, respectively.

•	As of December 31, 2017, the Company had RMB 648,392 (US$ 99,656) of short-term borrowings overdue, included principal of RMB 144,053 (US$ 22,141) and interest of RMB 504,339 (US$ 77,515), respectively. As of the date of issuance of these statements, the Company had RMB 3,113,671(US$ 478,562) of short-term borrowings overdue, included principal of RMB 2,528,652 (US$ 388,647) and interest of RMB 585,109(US$ 89,915), respectively.

•	As of December 31, 2017, except for those loans and debts mentioned above, total short term loans required to be repaid within one year is RMB 8,505,954 (US$ 1,307,341).

The liquidity of the Company is primarily dependent on its ability to generate adequate cash flows from operations, to renew or rollover its short-term borrowings, to agree on a debt restructuring plan with all of its creditors and to persuade its creditors to refrain from enforcing the Company’s debt payment obligations or initiate any bankruptcy, liquidation or similar proceeding against the Company (including any of its major subsidiaries) in any jurisdiction before a viable debt restructuring plan is adopted and approved by all relevant parties.

The Company has carried out a review of its cash flow forecast for the twelve months from the date of issuance of these statements. In preparing the cash flow forecast, the Company's management has considered historical cash requirements of the Company, the Company's expected debt repayment obligations in 2018 and beyond, the likelihood of agreeing on a debt restructuring plan with its creditors, the likelihood of its creditors to refrain from enforcing its debt payment obligations before adoption and approval of a debt restructuring plan, its plan to further reduce operating costs and expenses, as well as the potential outcome of the arbitration as mentioned in note 24(b)(iii). The management also made the assumption about the numbers of shipments of modules and gross profit margin. The Company is currently exploring a variety of measures to improve the Company’s liquidity and financial position as follows:

Renewal or Rollover of Borrowings and other Financing Arrangements

The Company has maintained good relationships with its lending banks and other financial institutions in China. While there can be no assurance that the Company will be able to refinance its short-term borrowings as they become due, the Company has renewed or rolled over a significant portion of its short-term bank and other borrowings upon their maturity dates during 2017. In the Company’s recent discussion with the lending banks, the banks have imposed additional conditions for such renewal or rollover requests. As of March 31, 2018, its lending banks conditionally agreed to renew or roll over RMB 1,702.8 million (US$ 261.7 million) out of RMB 10,407.0 million (US$ 1,599.5 million) short-term borrowings outstanding as of December 31, 2017 Such agreements are conditional upon the decision of a committee organized by the Company’s financial creditors to continue to support it. While the Company cannot assure that the committee will make such a decision in its favor, it has assumed that it will be able to obtain such support in preparing its cash flow forecast. The company plans to continue to seek such renewal or rollover in the future.

Debt Restructuring

In order to properly consider the Company’s options with respect to and ultimately resolve the debt repayment issues, and to improve the Company’s liquidity and debt structure, the board of directors of the Company formed a special committee (the "Special Committee") comprised solely of independent directors in March 2017 to assess its operating and financial situation and evaluate, develop and recommend one or more strategic alternatives and financing plans potentially workable to the Company and its creditors. The Special Committee subsequently engaged an outside financial advisor and legal advisors to assist it in carrying out its work.

The Company has been in active discussion with its creditors about potential debt restructuring plans. As part of the debt restructuring, the Company is also in active discussion with a potential investor who may provide fresh funds in the form of equity investments in the Company’s principal operating subsidiaries in China. The Company endeavors to work out a debt restructuring plan that will significantly reduce the amount of outstanding debts of its principal subsidiaries and provide it with funding necessary to maintain and improve its normal operations.

As of the date of this annual report, while alternative debt restructuring plans have been prepared and discussed among the Company, its major creditors and the potential new investor, the Company has not received any binding proposal from any party with respect to the debt restructuring and neither the Company nor the Special Committee have made any decision to engage in any particular transaction with respect to the debt restructuring. While the Company was aware that its major creditors are working on a formal proposal to the Company, the Company can give no assurance as to the timing or content of such proposal. The Company can give no assurance that any proposed debt restructuring plan, if received, will be agreed to by all of its creditors or be acceptable to the Company as determined by its board of directors and the Special Committee. In addition, the Company’s board of directors and the Special Committee may conclude that it will no longer be possible to work out a debt restructuring plan that preserves some value for their shareholders without compromising the interests of our creditors, in which case it may approve a debt restructuring plan that disposes all of the Company’s business and assets to its creditors without leaving any value for its shareholders.

Voluntary Forbearance by Creditors of the Company

The Company has successfully persuaded many of its creditors to refrain from enforcing the Company’s debt payment obligations or initiate any bankruptcy, liquidation or similar proceeding against the Company (including any of its major subsidiaries) in any jurisdiction before a viable debt restructuring plan is adopted and approved by all relevant parties. As a debt restructuring plan may maximize value for all creditors, the Company will endeavor to persuade its creditors to continue such voluntary forbearance.

The Company cannot assure, however, that it will always be successful in persuading all of its creditors to observe such voluntary forbearance. One of the holders (the “Note Holder”) of the MTNs filed a lawsuit against Tianwei Yingli in a PRC court to recover the amount due under such MTNs. The claimed principal amount of the MTNs held by the Note Holder is RMB65.7 million, representing approximately 3.7% of the total amount of the MTNs that are still outstanding. The Note Holder claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB74.4 million and bear costs relating to the lawsuit. In addition, in March 2018, one of financial creditors of Yingli China, filed a lawsuit against Yingli China, demanding immediate repayment of outstanding loans from this creditor with a total amount of RMB106.4 million (including RMB98 million of principal and RMB8.4 million of unpaid interests). Tianwei Yingli and Yingli China have been vigorously defending its rights in court while continuing to seek a mutually beneficial solution out of court. Considering the amount claimed by the Note Holder, the Company does not expect this lawsuit to have any direct material impact on the Companys overall operation or liquidity position. The Company notified all holders of the MTNs of the lawsuit filed by the Note Holder and the Company is not aware of any other legal proceedings initiated by holders of the MTNs against the Company or any of its subsidiaries. The Company is also still in discussion with all of its other financial creditors and is not aware of any other legal proceedings initiated by any of its other financial creditors. However, the Company’s negotiation efforts may not be successful and the Company cannot assure that its creditors will continue to observe any voluntary forbearance in the future.

Based on the management’s assessment, there can be no assurance, however, that above measures will be successfully completed on terms acceptable to the Company, or effectively implemented within one year after the date that the consolidated financial statements are issued, or when implemented, it will mitigate the relevant conditions or events that raise substantial doubt about the Company's ability to continue as a going concern. The Company’s plans for maintaining its continuing operations, even if successful, may not result in sufficient cash flow to finance and maintain its business. Facts and circumstances including recurring losses, negative working capital, net cash outflows, and uncertainties on the repayment of the debts raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

In 2015, the Company entered into three separate agreements with three entities unrelated to the Company to dispose the Company’s 100% equity interest in three subsidiaries with project assets. The disposal gain of RMB 28,430, representing the difference between total combined consideration of RMB 30,002 and total combined net book value (including unrealized profits) of these three subsidiaries of RMB 1,572, comprised of total assets of RMB 180,752 net of related liabilities of RMB 179,180), was recognized in the Consolidated Statements of Comprehensive Loss of 2015 upon the disposal of project assets.

In 2016, the Company entered into four separate agreements with two entities unrelated to the Company, and two related parties to dispose the Company’s 100% equity interest in four subsidiaries. The disposal gain of RMB 34,339, representing the difference between total combined consideration of RMB 5,026 and total combined negative net book value (including unrealized profits of RMB29,332 on inter-company sales) of these four subsidiaries of RMB 29,313, comprised of total assets of RMB 53,411 net of related liabilities of RMB 82,724, was recognized in the “Other Income” in the Consolidated Statements of Comprehensive Loss of 2016 upon the disposal of these subsidiaries.

In 2017, the Company entered into three separate agreements with one related party of the Company and two entities unrelated to the Company, to dispose the Company’s 100% equity interest in three subsidiaries. The disposal gain of RMB 8,455 (US$1,300), representing the difference between total combined consideration of RMB 64,848 (US$ 9,967) and total combined net book value of these three subsidiaries of RMB 56,392 (US$ 8,667), comprised of total assets of RMB 84,480 (US$12,984) net of related liabilities of RMB 28,088 (US$ 4,317), was recognized in the “Other Income” in the Consolidated Statements of Comprehensive Loss of 2017 upon the disposal of these subsidiaries.

(c)	Significant Concentrations and Risks

Revenue concentrations

The Company’s business depends substantially on government incentives given to its customers. In many countries in which the Company sells its products, the market of the Company’s products would not be commercially viable on a sustainable basis without government incentives. This is largely in part caused by the cost of generating electricity from solar power currently exceeding and that is expected to continue to exceed the costs of generating electricity from conventional energy sources. The Company generated approximately 93%, 97% and 95% of its total net revenues for the years ended December 31, 2015, 2016 and 2017, respectively, from sales to customers in countries with known government incentive programs for the use of solar products. A significant reduction in the scope or discontinuation of government incentive programs would have a materially adverse effect on the demand of the Company’s products.

A significant portion of the Company’s net revenues are from customers located in the PRC, Japan, the United States of America (“USA”), Turkey, France, Germany and India.  Revenues from customers located in the PRC, Japan, the USA, India, Turkey, France, Germany and England are as follows:

	Year ended
	December 31, 2015	% of net revenue	December 31, 2016	% of net revenue	December 31, 2017		% of net revenue
	RMB		RMB		RMB	US$

PRC	4,078,476	41%	4,932,284	59%	6,421,123	986,908	77%
Japan	2,723,800	27%	2,363,239	28%	737,813	113,400	9%
USA	1,248,536	12%	513,690	6%	223,229	34,310	3%
England	80,255	1%	88,129	1%	861	132	-%
Turkey	550,799	5%	69,956	1%	58,686	9,020	-%
India	(202)	-%	18,970	-%	330,738	50,833	4%
France	363,635	4%	1,477	-%	182	28	-%
Germany	170,518	2%	3,089	-%	11,365	1,747	-%
Others	749,969	8%	385,265	5%	579,727	89,103	7%
Total	9,965,786	100%	8,376,099	100%	8,363,724	1,285,481	100%

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

In 2015, 2016 and 2017, sales to the top five customers accounted for approximately 19.4%, 10.7% and 18.9%, respectively, of the Company’s net revenues. There is no individual customer accounting for 10% or more of total revenues for the years ended December 31, 2015, 2016 and 2017.

As of December 31, 2016 and 2017, the top five outstanding accounts receivable balances (net of provisions) accounted for approximately 16.3% and 16.4%, respectively, of the Company’s total outstanding accounts receivable. No individual customer has accounts receivables balances that accounted for more than 10% of the total balance as of December 31, 2016 and 2017.

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

In order to secure a stable supply of polysilicon and other raw materials, the Company makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers, prepayments to related party suppliers (included in “Amounts due from and prepayments to related parties”), and “Long-term prepayments to suppliers” in the Company’s consolidated balance sheets and amounted to RMB 992,569 and RMB 568,883 (US$87,436) as of December 31, 2016 and 2017, respectively. The Company makes the prepayments without receiving collateral for such payments. As a result, the Company’s claims for such prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of the suppliers.

As of December 31, 2016 and 2017, advances, net of any allowance, made to an individual supplier in excess of 10% of total prepayments to the suppliers are as follows:

	December 31,
		2016	2017
	Location	RMB	RMB		US$

Supplier A	Singapore	239,327	—	*	—
Supplier B	South Korea	141,227	130,605		20,074
Supplier C	Germany	238,242	98,135		15,083
Total		618,796	228,740		35,157

*As of December 31, 2017, all prepayments of Supplier A was provided with full impairment provision, please refer to note (18)(a).

The Company obtains some equipment to be used in its manufacturing process from a small number of selected equipment suppliers. In addition, some equipment has been customized based on the Company’s specifications, is not readily available from multiple vendors and would be difficult to repair or replace. If any of these suppliers were to experience financial difficulties or go out of business, the Company may have difficulties in repairing or replacing its equipment in the event of any damage to the manufacturing equipment or a breakdown of the production process. The Company’s ability to deliver products timely would suffer, which in turn could result in order cancellations and loss of revenue. A supplier’s failure to deliver the equipment in a timely manner with adequate quality and on terms acceptable to the Company could delay its capacity expansion of manufacturing facilities and otherwise disrupt its production schedule or increase its costs of production. The Company made deposits of RMB 78,652 and RMB 86,708 (US$ 13,327) as of December 31, 2016 and 2017, respectively, for the purchase of equipment without receiving collateral for such payments. As a result, the Company’s claims for such payments would rank only as an unsecured claim, which exposes the Company to the credit risks of the equipment suppliers.

Concentrations of cash balances held at financial institutions

Cash balances include:

	December 31, 2016	December 31, 2017
	RMB equivalents	RMB equivalents
Cash and cash equivalents held by PRC entities

Denominated in RMB	155,174	41,594
Denominated in U.S. dollar (US$)	23,450	63,036
Denominated in European monetary unit (EURO)	337	633
Denominated in Japanese Yen (JPY)	11	3
Denominated in Great Britain Pound (GBP)	—	—
Denominated in other currencies:	178	2

Cash and cash equivalents held by non-PRC entities
Denominated in US$	253,089	174,128
Denominated in EURO	24,135	23,180
Denominated in JPY	30,579	61,283
Denominated in GBP	3,563	—
Denominated in other currencies:	16,126	14,195
Total cash and cash equivalents	506,642	378,054

	December 31, 2016	December 31, 2017
	RMB equivalents	RMB equivalents
Restricted cash held by PRC entities
Denominated in RMB	165,711	135,891
Denominated in US$	28,741	32,807
Denominated in EURO	9,137	9,756
Denominated in other currencies:	—	376
Restricted cash held by non-PRC entities
Denominated in US$	148,930	160,901
Denominated in EURO	2,236	—
Denominated in JPY	4,768	—
Denominated in other currencies:	2,274	2,956
Total restricted cash	361,797	342,687

The bank deposits with financial institutions in the PRC are uninsured by any government authority. To limit exposure to credit risk relating to bank deposits, the Company primarily places bank deposits with large financial institutions in the PRC with acceptable credit rating. As of December 31, 2016, the Company had cash balances at one PRC individual financial institution that held cash balances in excess of 10% of the Company’s total cash balances. The bank deposits collectively accounted for approximately 11.05% of the Company’s total cash balances as of December 31, 2016. Management believes that the financial institutions is of high credit quality.As of December 31, 2017, the Company did not deposit cash balances in excess of 10% in any individual PRC financial institution.

(d)	Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities as well as with respect to the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of property, plant and equipment and intangibles with definite lives, recoverability of the carrying values of property, plant and equipment, and intangible assets, the fair value of share-based payments, the collectability of accounts receivable, the realizability of inventories, prepayments and deferred income tax assets, the fair values of financial and equity instruments, the accruals for warranty obligations and loss contingency, and provision for inventory purchase commitments. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

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

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet date. The resulting exchange differences are recorded in “foreign currency exchange gains (losses)” in the Consolidated Statements of comprehensive Loss. Transaction gains and losses resulting from intercompany foreign currency transactions that are of a long-term investment nature are treated in the same manner as translation adjustments and therefore excluded from the determination of net loss

RMB is not freely convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the People’s Bank of China (“PBOC”) or other institutions authorized to buy and sell foreign exchange. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC.

For the convenience of readers, certain 2017 RMB amounts have been translated into U.S. dollar amounts at the rate of RMB 6.5063 to US$1.00, the noon buying rate in the City of New York for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of December 31, 2017. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2017, or at any other date.

(f)	Cash, Cash equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand, cash in bank accounts, and interest bearing savings accounts with an initial term of three months or less.

Restricted cash of RMB 361,797 and RMB 342,687 (US$ 52,670) as of December 31, 2016 and 2017, respectively, represents bank deposits for securing letters of credit and letters of guarantee granted to the Company, primarily for the purchase of inventory and equipment and the guarantee of the offshore bank borrowings. Such letters of credit and letters of guarantee expire within one year. The cash flows from bank deposits as the guarantee of the offshore bank borrowings are reported within cash flows for financing activities in the consolidated statements of cash flows. The cash flows from the bank deposits relating to purchases of inventory and equipment are reported within cash flows from operating activities and investing activities in the consolidated statements of cash flows, respectively.

(g)	Short-term investments

Short-term investments include investments in wealth management products issued by certain banks which are redeemable by the Company at any time. The wealth management products are unsecured with variable interest rates and primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. Interest earned is recorded as interest income amounted to nil as of December 31, 2016 and RMB 2,484(US$382) as of December 31, 2017 in the consolidated statements of comprehensive loss during the years presented.

(h)	Accounts Receivable

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

In 2016, the Company entered into agreements to sell without recourse certain accounts receivable to several PRC banks. The buyers were responsible for servicing the receivables. The accounts receivables were determined to be legally isolated from the Company and its creditors, even in the event of bankruptcy or other receivership and the Company had surrendered control over the transferred receivables. As a result, the accounts receivables were considered sold and were therefore derecognized. The Company received proceeds from the sale of accounts receivable of RMB 7,412 for the year ended December 31, 2016, and included the proceeds in net cash provided by operating activities in the consolidated statements of cash flows. The Company recorded a loss on the sale of accounts receivable of RMB 357 for the year ended December 31, 2016, which was included in “General and administrative expense”. There were no such transactions in 2015 or 2017.

The Company entered into several agreements with third parties to settle certain of the Company’s other liabilities and accrued expenses by offsetting such amounts against certain accounts receivables and other assets owed by the third parties of RMB30,324, RMB259,319 and RMB145,462(US$ 22,357), for the years ended December 31, 2015, 2016, 2017, respectively. No gain or loss was recognized in such transactions.

(i)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined by using the weighted-average cost method. Cost of work-in-progress and finished goods are comprised of direct materials, direct labour, and an allocation of related manufacturing overhead based on normal operating capacity.

Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. Certain factors could impact the realizable value of inventory, so the Company continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required that could negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, the Company may have higher gross margin when products that have been previously written down are eventually sold. Inventory write-downs due to the lower of cost or market assessment amounted to RMB 31,930, RMB 89,147 and RMB 167,062 (US$ 25,677) for the years ended December 31, 2015, 2016 and 2017, respectively, and were recorded as cost of revenues in the Consolidated Statements of Comprehensive Loss. Inventory write-downs in 2015 were mainly due to obsolete spare parts. Inventory write-downs in 2016 and 2017 were mainly due to significant drop of selling prices of PV modules.

(j)	Prepayments to Suppliers

Advance payments for the future delivery of raw materials are made based on written purchase orders detailing product, quantity, pricing and are classified as “prepayments to suppliers” in the consolidated balance sheets. The Company’s supply contracts grant the Company the right to inspect products prior to acceptance. The amount in the balance of the “prepayments to suppliers” is reclassified to “inventories” when inventory is received and passes quality inspection. Such reclassifications of RMB 318,132, RMB 496,885 and RMB 345,917 (US$53,166) for the years ended December 31, 2015, 2016 and 2017, respectively, are not reflected as cash outflows from operating activities as they were paid in prior periods. As of December 31, 2016 and 2017, total long-term prepayments, net of any allowance, made by the Company to suppliers was RMB 343,591 and nil, respectively, representing prepayments to suppliers for long-term supply agreements with deliveries scheduled to commence beyond the next twelve months at each respective balance sheet date.

For the years ended December 31, 2015, 2016 and 2017, provisions of 522,050, RMB 10,672 and RMB 229,048 (US$ 35,204) were recognized against the prepayments to suppliers with inventory firm purchase commitment, respectively. See note (18) to the consolidated financial statements. In addition, for the year ended December 31, 2016, due to two suppliers failing to fulfill their delivery obligations and each was in financial difficulty, after assessment, the Company also made total provision of RMB 113,416 against the prepayments to these suppliers, such provision was recorded in General and Administrative expenses in the Consolidated Statement of Comprehensive Loss. No such provison was made in 2017.

(k)	Long-lived Assets

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

Refer to note (15) to the consolidated financial statement.

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

As of December 31, 2016 and 2017, project assets with carrying value of RMB 68,104 and RMB 51,096 (US$7,853) were under construction, and project assets with carrying value of RMB 603,941 and RMB 432,648 (US$66,497) had completed construction and started power generation, respectively.

For the years ended December 31, 2015, 2016 and 2017, revenue related to the projects assets from power generation were RMB 30,836, RMB 31,556 and RMB 33,532(US$ 5,154), respectively; deprecation and other related cost of the project assets, which was recorded as “Cost of revenue”, were RMB 37,855, RMB 31,847 and RMB 30,663(US$ 4,713), respectively.

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

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, project assets and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary.

Intangible assets that are not subject to amortization are tested annually for impairment at December 31, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. For intangible assets that are not subject to amortization, an impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

For the years ended December 31, 2015, 2016, and 2017, a total impairment loss against long-lived assets amounted to RMB 3,804,116, RMB 1,277,373, and RMB 2,042,198 (US$ 313,880), including impairment loss against property, plant and equipment and against project assets amounted to RMB 1,897,307 (US$ 291,611) and RMB 144,891 (US$ 22,269), were recognized in the Consolidated Statements of Comprehensive Loss, respectively. Please refer to note (5) for details.

Government grant

Government grants are recorded in the balance sheet when they are received and that the Company will comply with the conditions attaching to them.

Government grants, which are obtained by the Company for the purposes of purchase, construction or acquisition of the long-term assets, will be recorded as “Deferred government grants” and included in “Deferred other income”in the Consolidated Balance Sheets and are depreciated or amortized evenly over the useful lives of the related assets.

For the years ended December 31, 2015, 2016 and 2017, the Company received government grants of RMB 74,581, RMB 20,981 and RMB 3,299 (US$ 507), respectively, related to the construction of the solar power plants and the procurement of machineries, which were recognized as deferred other income. The grants amortized and recorded in “Other income” in the Consolidated Statement of Comprehensive loss amounted to RMB 56,935, RMB 49,362 and RMB 49,669 (US$ 7,634) for the years ended December 31, 2015, 2016 and 2017, respectively.

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

(l)	Land and Land Use Rights

Land represents the cost of land acquired outside the PRC with indefinite useful life.

Land use rights represent the cost of rights to use land in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of the rights of 45 - 50 years.

(m)	Equity Investments

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

(n)	Statutory Reserves

In accordance with the relevant laws and regulations of the PRC, PRC enterprises are required to transfer 10% of their after tax profit, as determined in accordance with PRC accounting standard and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the enterprise. The transfer to this general reserve fund must be made before distribution of dividends. As of December 31, 2016 and 2017, the PRC subsidiaries of the Company had appropriated RMB 500,719 and RMB 501,232 (US$ 77,038), respectively, to the general reserve fund, which is restricted from being distributed to the Company, and if applicable, to the non-controlling interests.

(o)	Derivative Financial Instruments and Hedging Activities

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

No derivative held by the Company at December 31, 2015and thereafter.

(p)	Share-based Payment

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

(q)	Revenue Recognition

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

The Company recognizes revenue for solar power station constructed for commercial customers according to ASC 605-35, Revenue Recognition—Construction-Type and Production Type Contracts. Revenue is recognized on a percentage-of-completion basis, based on the ratio of total costs incurred to date to total projected costs.  Provisions are made for the full amount of any anticipated losses on a contract-by-contract basis. The Company recognized nil loss for these types of contracts for the years ended December 31, 2015, 2016 and 2017. Costs in excess of billings are recorded where costs recognized are in excess of amounts billed to customers of purchased commercial solar power stations. Costs in excess of billings as of December 31, 2016 and 2017 amounted to RMB 14,962 and RMB 8,962 (US$ 1,377), respectively, and are included in accounts receivable in the consolidated balance sheets.

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

Shipping and handling fees billed to customers are recorded as revenues, and the related shipping or delivery costs of RMB 239,519, RMB 148,959 and RMB 139,539 (US$ 21,447) are recorded as selling expenses for the years ended December 31, 2015, 2016 and 2017, respectively.

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

Instead of paying full subsidy to PV station owners directly, the government should pay partial subsidy to qualified suppliers on behalf of PV station owners as advance before the commencement of construction of PV stations. Yingli China was a successful bidder as the qualified supplier for “Golden Sun” program. For year ended December 31, 2015, as agreed with local government of Hebei Province, due to that certain PV stations didn’t start construction and passed the government acceptance check within the required period, subsidy with RMB 286,277 that was received in 2010 would be clawed back. The Company therefore reclassified the government subsidy from “Advances from customers” to payables. As of year ended December 31, 2016 and 2017, payables in relation to “Golden Sun” program remained RMB 248,887 and RMB 248,887 (US$38,253)

The sales of the subsidiaries in the PRC are subject to Value added tax (“VAT”) at a general rate at 17%, some of these subsidiaries have also been approved to use the “exempt, credit, refund” method on goods exported providing a tax refund at certain rate. Input VAT on purchases of raw materials and certain fixed assets can be deducted from output VAT. As of December 31, 2016 and 2017, VAT recoverable represents the net difference between output and deductible input VAT and tax refund to be collected.

(r)	Research and Development

Research and development costs are expensed as incurred. Its research and development costs consist primarily of compensation and related costs for personnel, material, supplies, equipment depreciation and laboratory testing costs.

(s)	Employee Benefits Plans

Pursuant to the relevant PRC regulations, the Company is required to make contributions for each PRC employee at a rate of 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement program organized by the local Social Security Bureau. In addition, the Company is also required to make contributions for each PRC employee at rates of 6%-11%, 1%-2%, 5%-12% and 0.9%-1.7% of standard salary base for medical insurance benefits, unemployment, housing fund and other statutory benefits, respectively. Total amount of contributions for the years ended December 31, 2015, 2016 and 2017 was RMB 229,452, RMB 193,111 and RMB 135,384 (US$ 20,808), respectively.

(t)	Warranty Cost

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

Actual warranty costs are charged against the accrued warranty liability. Warranty expense is recorded as selling expense.

Changes in the carrying amount of accrued warranty liability are as follows:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$

Beginning balance	748,428	792,139	841,806	129,383
Warranty provision for the current year	84,520	84,924	74,856	11,506
Warranty costs incurred or claimed	(40,809)	(35,257)	(27,760)	(4,267)
Total accrued warranty cost	792,139	841,806	888,902	136,622
Less: accrued warranty cost, current portion	38,869	37,462	39,949	6,140
Accrued warranty cost, excluding current portion	753,270	804,344	848,953	130,482

(u)	Firm Purchase Commitment

The Company entered into several long-term fixed price contracts to purchase polysilicon to ensure an adequate supply of polysilicon to operate its plants. These contracts represent firm purchase commitments which are evaluated for potential market value losses. For the years ended December 31, 2015, 2016, provision for reserve for inventory purchase commitments recognized was RMB 77,705, RMB 90,300, respectively. For year ended December 31, 2017, reversal of reserve for inverntory purchase commitments recognized was RMB 82,032(US$ 12,608). For the years ended December 31, 2015, 2016 and 2017, provision for prepayments in relation to inventory purchase commitments recognized was RMB 522,050, RMB 10,672 and RMB 229,048 (US$ 35,204). See note (18) to the consolidated financial statements.

(v)	Income Taxes

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

(w)	Commitments and Contingencies

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

(x)	Segment Reporting

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

(y)	Earnings Per Share

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

(z)	Fair Value Measurements

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

See note (8) to the consolidated financial statements.

(aa)	Reclassification of comparative figures

Certain comparative figures have been reclassified to conform to the current year presentation.

As of December 37, 2017, the Company adopted ASU 2015-17 issued by the FASB to simplify the presentation of deferred income taxes on the Balance Sheet Classification. Starting December 31, 2017 and and as applied retrospectively to the balance sheet at December 31, 2016, , deferred tax assets and liabilities, along with related valuation allowances are classified as noncurrent on the balance sheet.

(ab)	Recently Issued Accounting Standards

In May 2014, the FASB issued a new accounting standard on the recognition of revenue from contracts with customers that was designed to create greater comparability for financial statement users across industries and jurisdictions. The core principle of this new standard is that an "entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services." This new standard also requires enhanced disclosures on the nature, amount, timing and uncertainty of revenue from contracts with customers. Since May 2014, the FASB has issued several amendments to this new standard, including additional guidance, and deferred the effective date for public business entities to annual and interim periods beginning after December 15, 2017.

The Company will adopt this new standard effective January 1, 2018 and apply the modified retrospective transition approach to all contracts, along with that of 2018 will be reported under this new standard. The Company expects that the timing of revenue recognition for its variable consideration will change under this new standard. This variable consideration arises from situations when certain domestic customers in mainland China settle the final portion of receivables, usually above one year, according to the revenue contract. Such amount is currently recognized as revenue when certain contingencies stated in the contracts are met (i.e., the project asset, which used the PV modules being purchased from the Company for construction, is connected to the grid). The timing of the recognition of such amounts will be changed to when the PV modules are delivered and accepted by the customers under the new guidance. The Company expects that this timing change will not have a significant impact to its annual revenues and net income/loss, since total amount of the variable consideration affected by the above change was insignificant as of December 31, 2017, it is not expected to have a material impact on the accumulated deficits of the Company as of January 1, 2018 either. Also, the adoption of the new standard will not impact the net cash provided by operating activities as presented in the Consolidated Statement of Cash Flows.

In January, 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. This accounting standard retains the current accounting for classifying and measuring investments in debt securities and loans, but requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consolidation. This guidance also changes the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to estimate fair value. A policy election can be made for these investments whereby estimated fair value may be measured at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments. This revised guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company will apply the new standard beginning January 1, 2018 and recognize the changes in fair value for all equity investments measured at fair value through net income/(loss). For investments in equity securities lacking of readily determinable fair values, the Company will elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. For investments in equity securities lacking of readily determinable fair values (mainly cost method investments), the Company will elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. The Company anticipates that the adoption of ASU 2016-01 will increase certain level of volatility of its other income (expense), net, as a result of the remeasurement of its equity securities upon the occurrence of observable price changes and impairments.

In February, 2016, the FASB issued ASU No. 2016-02, Leases. This accounting standard requires lessees to recognize assets and liabilities related to lease arrangements longer than 12 months on the balance sheet. This standard also requires additional disclosures by lessees and contains targeted changes to accounting by lessors. The updated guidance is effective for interim and annual periods beginning after December 15, 2018, and early adoption is permitted. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous GAAP. The Company is in the process of evaluating the impact of the standard on its consolidated financial statements.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), Measurement of Credit Losses on Financial Statements. This ASU requires a financial asset (or group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial asset(s) to present the net carrying value at the amount expected to be collected on the financial asset. The standard is effective for the Company from calendar 2020, with early adoption permitted for calendar 2019. The Company is currently assessing the potential effects of these changes on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) - Classification of Certain Cash Receipts and Cash Payments. This Update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. The Company does not expect that the new standard will have a material impact on its consolidated financial statements.

In October 2016, the FASB issued ASU 2016-16, Income taxes (Topic 740) - Intra-Entity Transfers of Assets Other Than Inventory, to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The amendments in this Update eliminate the exception for an intra-entity transfer of an asset other than inventory. The Update does not change GAAP for an intra-entity transfer of inventory. The amendments in this Update do not include new disclosure requirements; however, existing disclosure requirements might be applicable when accounting for the current and deferred income taxes for an intra-entity transfer of an asset other than inventory. For public business entities, the amendments in this Update are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within those annual reporting periods. Early adoption is permitted for all entities as of the beginning of an annual reporting period for which financial statements (interim or annual) have not been issued or made available for issuance. The amendments in this Update should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company does not expect that the new standard will have a material the impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18: Statement of Cash Flows (Topic 230): Restricted Cash. The amendments in this Update require that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update do not provide a definition of restricted cash or restricted cash equivalents. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The amendments in this Update should be applied using a retrospective transition method to each period presented. The Company expects that the new standard will have a material impact on its presentation of reconciliations of cash and cash equivalents on the Statement of Cash Flows.As of December 31, 2017, the balance of restricted cash of the Company was RMB342,687 ( US$52,670)

In January 2017, the FASB issued ASU 2017-01: Business Combinations (Topic 805): Clarifying the Definition of a Business. The Update requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated. If the screen is not met, the amendments in this Update (1) require that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) remove the evaluation of whether a market participant could replace missing elements. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods. Early application of the amendments in this Update is allowed. The amendments in this Update should be applied prospectively on or after the effective date. No disclosures are required at transition. The Company does not expect that the new standard will have a material impact on its consolidated financial statements.

In January 2017, the FASB issued ASU 2017-04: Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment. To simplify the subsequent measurement of goodwill, the Board eliminated Step 2 from the goodwill impairment test. Under the amendments in this Update, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity should apply the amendments in this Update on a prospective basis. An entity is required to disclose the nature of and reason for the change in accounting principle upon transition. A public business entity that is a U.S. Securities and Exchange Commission (SEC) filer should adopt the amendments in this Update for its annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is in the process of evaluating the impact of the Update on its consolidated financial statements.

(3)	Accounts Receivable

Accounts receivable is summarized as follows:

	December 31,
	2016	2017
	RMB	RMB	US$

Accounts receivable	2,625,703	2,702,653	415,390
Less: Allowance for doubtful accounts	(529,120)	(560,465)	(86,142)
Total accounts receivable, net	2,096,583	2,142,188	329,248

The following table presents the movement of the allowance for doubtful accounts:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$

Beginning balance	(250,514)	(527,335)	(529,120)	(81,324)
Additions	(414,759)	(61,482)	(139,652)	(21,464)
Reversal of allowance for doubtful accounts	10,414	66,586	42,365	6,511
Write-off of accounts receivable	127,524	5,204	65,942	10,135
Reversal of partial accounts receivable written off in prior years	—	(12,093)	—	—
Ending balance	(527,335)	(529,120)	(560,465)	(86,142)

Allowance for doubtful accounts was provided based on a number of factors, including some customers’ financial conditions and creditworthiness. For the years ended December 31, 2015, 2016 and 2017, allowance for doubtful accounts was provided against receivables from certain customers who encountered financial difficulties and against certain customers who delayed payments to the Company.

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally four months from the date of billing. For certain customers the Company requires an advance payment before the sale is made. Such advance payments are reported as “advances from customers” in the Company’s consolidated balance sheets and amounted to RMB 278,106 and RMB 423,854 (US$ 65,145) as of December 31, 2016 and 2017, respectively. The Company also requires certain customers to secure payment by a letter of credit issued by the customers’ banks. Letters of credit have terms less than 90 days. Until the letter of credit is drawn and the amount is paid, the amount due from the customer is recorded as accounts receivable. As of December 31, 2016 and 2017, 23.9% and 13.7%, respectively, of accounts receivable were denominated in currencies other than the RMB.

As of December 31, 2016 and 2017, no accounts receivable was pledged to secure short-term bank borrowings.

(4)	Inventories

Inventories by major category consist of the following:

	December 31,
	2016	2017
	RMB	RMB	US$

Raw materials	302,664	264,541	40,659
Work-in-progress	454,331	429,014	65,938
Finished goods	557,839	439,931	67,617
Total inventories	1,314,834	1,133,486	174,214

Inventory write-downs due to the lower of cost or market assessment amounted to RMB 31,930, RMB 89,147 and RMB 167,062 (US$ 25,677) for the years ended December 31, 2015, 2016 and 2017, respectively, and were recorded as cost of revenues in the Consolidated Statements of Comprehensive Loss. Inventory write-downs in 2015 were mainly due to obsolete spare parts. Inventory write-downs in 2016 and 2017 were mainly due to significant drop of selling price of PV modules.

(5)	Land, Property, Plant and Equipment

Land, property, plant and equipment consist of the following:

	December 31,
	2016	2017
	RMB	RMB	US$
Land	24,693	23,260	3,575
Buildings	3,830,017	3,822,048	587,437
Machinery and equipment	14,828,021	12,118,073	1,862,514
Furniture and fixtures	93,255	87,781	13,492
Motor vehicles	77,227	67,918	10,439
Less: Accumulated depreciation	(6,822,294)	(7,050,349)	(1,083,619)
Less: Impairment	(7,293,644)	(6,481,088)	(996,125)
Subtotal	4,737,275	2,587,643	397,713
Construction in progress	141,811	100,266	15,411
Total land, property, plant and equipment, net	4,879,086	2,687,909	413,124

During 2015, 2016 and 2017, due to events or changes in circumstances (including the significant decrease in shipment, gross profit margins and lower-than-expected utilization of production facilities) indicate that the carrying amount of the long lived or asset group may not be recoverable, the Company determined a two-step impairment analysis was required in the middle of 2015, in late 2016 and in the third quarter of 2017, respectively. In step one of the impairment analysis, the estimated future undiscounted net cash flows expected to be generated by the assets over their remaining estimated useful lives were based on certain assumptions, such as forecasts of future operating results, gross margin and expected future growth rates. The estimated undiscounted future cash flows generated by the equipment used to produce solar products were less than their carrying value, which required the step two of the impairment test. In the step two of the impairment analysis, the Company estimated the fair value of the long lived assets based on discounted cash flow analysis using market participants’ assumptions, such as forecasts of future operating results, discount rates commensurate with the risk involved, and expected future growth rates. The carrying value of the equipment was reduced to fair value based on the discounted cash flow analysis. As a result, an impairment loss of RMB 3,804,116 related to buildings, machinery and equipment and shared assets in all solar production lines (including production lines of ingot, wafer, cell and module), was provided for the year ended December 31, 2015. In late 2016 and the third quarter of 2017, the Company performed similar impairment assessments as it performed in 2015and mainly due to that the market selling price continuously decreased significantly, therefore based on the updated discounted cashflow analysis in step two, the fair value of the long-lived assets related to buildings, machinery and equipment and shared assets in all solar production lines (including production lines of ingot, wafer, cell and module) further declined, as a result, additional impairment of RMB 1,277,373 and RMB 1,897,307 (US$ 291,611) was provided in 2016 and 2017. Additonally in late 2017, considering the lower-than-expected output of electricity in facilities, as well as the electricity restriction policy in certain regions, the Company performed the two-step analysis and recorded impairment loss of RMB 144,891 (US$ 22,269) against project assets, for the year ended December 31, 2017, respectively.

Depreciation expense on property, plant and equipment and project assets was allocated to the following expense items:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$

Cost of revenues	1,086,392	839,005	451,015	69,320
Selling expenses	7,530	5,048	2,205	339
General and administrative expenses	60,268	32,232	26,792	4,118
Research and development expenses	20,515	11,107	6,501	999
Total depreciation expense	1,174,705	887,392	486,513	74,776

For the year ended December 31, 2017, due to the impairment loss of RMB 1,277,373 and RMB 2,042,198 (US$ 313,880) was recorded during 2016 and 2017, respectively, the total depreciation expenses for the year ended December 31, 2017 was decreased by approximately RMB 395.2 million (US$ 60.7 million) as compared to total depreciation expense of RMB 887,392 occurred in 2016.

The Company capitalized interest costs as a component of the cost of construction in progress as follows:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$

Interest cost capitalized	37,452	880	—	—
Interest cost charged against income	977,176	663,217	663,718	102,012
Total interest cost incurred	1,014,628	664,097	663,718	102,012

As of December 31, 2016 and 2017, the Company had pledged property, plant and equipment with a total carrying amount of RMB 3,182,852 and RMB 1,689,460 (US$ 259,665), respectively, to secure bank borrowings.

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

For the years ended December 31, 2016 and 2017, the Company entered in to several agreements with its suppliers to settle the Company’s long ageing payables to these suppliers by transferring the equipment owned by the Company and its subsidiaries. In 2016 and 2017, the total carrying value of equipments surrendered was RMB 15,961 and RMB 141 (US$ 22), and the total carrying value of payables settled was RMB 24,998 and RMB 269 (US$ 42), respectively. The differences, which was RMB 9,037 and RMB 128 (US$ 20), were included in “General and administrative expenses” in the consolidated statements of comprehensive loss.

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

For the year ended December 31, 2015, total disposal gain of RMB 1,167,317 mainly the difference between the total net proceeds of RMB 1,617.1 million and the carry value of the land use right of RMB 186,111 and the building of RMB 263,624 attached to the land use right, was recognized in relation to the disposal of land use right and the building attaching to the land use right (Note (2)(l)). The disposal gain was included in “Disposal gain from long-lived assets and land use right in relation to a subsidiary” in the Consolidated Statements of Comprehensive Loss. No such disposal gain was recognized for the year ended December 31, 2016 and 2017.

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

Foreign Currency

The Company’s principal operating subsidiaries, Hainan Yingli New Energy Resources Co., Ltd. (“Hainan Yingli”) and Yingli Energy (China) Co., Ltd. (“Yingli China”) are located in the PRC with the Renminbi being their functional currency, respectively. However, the majority of these two entity’s sales are in currencies other than Renminbi, primarily the EURO and US$. Any depreciation of the EURO or US$ against the Renminbi will generally result in foreign exchange losses and adversely affect the Company’s results of operations. With an aim to reduce its risk exposure, the Company, on a selected basis, enters into forward contracts with financial institutions to forward sell EURO or US$ when it entered into certain sales contracts denominated in EURO or US$ through its PRC operating subsidiaries. Some of these foreign currency forward contracts are qualified as foreign currency cash flow hedges at inception, and thus the change in the fair value of these hedge contracts were initially recognized in accumulated other comprehensive income and reclassified into the consolidated statements of comprehensive loss in the period that the sale of the related hedged item is recognized or when hedge accounting is discontinued if the foreign currency forward contracts are no longer effective in offsetting cash flows attributable to the hedged risk. During the year ended December 31, 2014, the Company entered into foreign currency forward contracts with a notional amount of EURO 31,760, US$ 27,000 and JPY 2,499,200 against its EURO ,US$ and JPY denominated sales, respectively. During the year ended December 31, 2015, the Company entered into foreign currency forward contracts with a notional amount of EURO 80,000, US$ 30,000 and JPY 7,100,000 against its EURO ,US$ and JPY denominated sales, respectively. As of December 31, 2016 and 2017, the Company didn't have outstanding foreign currency forward contracts.

(8)	Fair Value Measurements

(a)	Fair Value Hierarchy

The following table sets forth the Group’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy, as of December 31, 2017, no such assets and liabilities as of December 31, 2016:

Fair value measurements at December 31, 2017
Quoted prices
		in active	Significant
		markets for	other	Significant
		identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2016	(Level 1)	(Level 2)	(Level 3)
Assets:
Short-term investments-Wealth Management products	—	—	37,220	—

The Company values its investments in wealth management products issued by certain banks using quoted subscription/redemption prices published by these banks, and accordingly, the Company classifies the valuation techniques that use these inputs as Level 2.

As of December 31, 2016 and 2017, the Company doesn’t have assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in ASC Topic 820.

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a non-recurring basis as of December 31, 2016:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of 31 December 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total losses
Assets:
Long-lived assets	4,745,230			4,745,230	(5,068,028)

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a non-recurring basis as of December 31, 2017

	Fair Value Measurements at Reporting Date Using
Description	Balance as of 31 December 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total losses
Assets:
Long-lived assets	3,171,653			3,171,653	(7,085,697)

The long-lived assets represent property, plant and equipment for production of multi-crystalline wafers and certain machines as well as project assets (note (6)).

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB Codification Subtopic 360—10, as of December 31, 2016 and 2017, long-lived assets held and used with a total carrying amount of RMB 6,022,603 and RMB 5,213,851 (US$ 801,354), comprised of the carrying amount of project assets of RMB 628,635 (US$ 96,619) and the carrying amount of property, plant and equipment of RMB 4,585,216 (US$ 704,735), were written down to their fair value of RMB 4,745,230 and RMB 3,171,653 (US$ 487,474), comprised of the fair value of project asset of RMB 483,744 (US$ 74,350) and the fair value of property, plant and equipment of RMB 2,687,909 (US$ 413,124), resulting in an impairment charge of RMB 1,277,373 and RMB 2,042,198 (US$ 313,880), representing the difference between total combined carrying amount and combined fair value of these long-lived assets, which was calculated based on Level 3 Inputs and included in “Impairment of long-lived assets” in the Consolidated Statements of Comprehensive Loss.

The Company determined that buildings, machinery and equipment, land use rights and shared assets in all solar production lines (including production lines of ingot, wafer, cell and module, hereafter “Solar Production Lines”) were one asset group and subject to be tested for impairment.

The significant unobservable inputs used in the valuation of the fair value of the asset group subject to impairment are as following:

•	Weighted average cost of capital, or WACC—The WACCs were determined based on a consideration of such factors as risk-free rate, comparative industry risk, equity risk premium, company size and company-specific factors. The Company used WACC of 15% and 14% for year end December 31, 2016 and 2017, respectively, in the discounted cash flow.

•	Comparable companies—In deriving the discounted cash flow and WACCs, which are used as the discount rates under the discounted cash flow, three to four publicly traded solar companies were selected for reference as market participants.

(b)	Fair Value of Financial Instruments

Management used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet dates:

•	Short-term financial instruments (cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, accounts payable, short-term borrowing, and amounts due to related parties) - cost approximates fair value because of the short maturity period.

•	The fair value of past due mid-term notes disclosed approximates to its carrying amount. As a common practice in China, government normally would take collective efforts to protect state-owned banks' benefits from having non-performing assets. The chance that the Company can avoid from paying the debt in full is very remote, and therefore the Company determined that cost of medium term note should be equal to its fair value where no further discount can be applied.

•	Long-term debt and long-term payable (included in other liabilities) - fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Company’s current borrowing rate for similar debt instruments with comparable terms. As of December 31, 2016 and 2017, the carrying values of the Company’s long term debt and long-term payable approximate their fair values as all the long-term borrowings carries variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

(9)	Investments in affiliated companies

The following table includes the Group’s carrying amounts and percentages of ownership of the investments in affiliated companies under the equity and cost methods as of December 31, 2017 and the carrying amounts as of December 31, 2016:

	December	December 31, 2017
	31, 2016 RMB	RMB	Percentage Ownership
Investment in affiliated companies under the equity method:
Shanghai Sailing Xili Equity Investment Fund LLP (note e)	126,498	—
Tongmei Yingli New Energy Industry C o., Ltd. (note f)	30,347	—
Shandong Hi-speed Yingli New Energy Co., Ltd. (note h)	15,528	15,555	35%
Others	13,597	11,465

Investment in affiliated companies under the cost method:
Beijing Jingyi Green Energy Power System Engineering Co., Ltd. (note c)	11,875	11,875	10%
Guokai Siyuan (Beijing)Investment Fund Co., Ltd. (note d)	150,000	150,000	2.97%
Others	7,347	—
Total	355,192	188,895

The movements of the investments in affiliated companies are as follows:

	Balances at January 1, 2015	Investments	Share of Profits / (Losses)	Disposal	Others	Balances at December 31, 2015
	RMB	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies under the equity method:
Hainan Tianneng Power Co., Ltd. (note b)	51,724	—	8,413	—	254	60,391
Shanghai Sailing Xili Equity Investment Fund LLP (note e)	152,910	—	(9,161)	—	—	143,749
Tongmei Yingli New Energy Industry Co., Ltd. (note f)	30,000	—	347	—	—	30,347
Shandong Hi-speed Yingli New Energy Co., Ltd (note h).	—	17,500	(428)	—	(87)	16,985
Solariant Portfolio Two Godo Kaisha (note g)	7,782	20,580	—	—	(961)	27,401
Others	12,000	1,597	—	—	—	13,597

Investment in affiliated companies under the cost method:
Beijing Jingyi Green Energy Power System Engineering Co., Ltd. (note c)	11,875	—	—	—	—	11,875
Guokai Siyuan (Beijing)Investment Fund Co., Ltd. (note d)	150,000	—	—	—	—	150,000
Others	7,010	2,921	—	(4,555)	—	5,376
Total	423,301	42,598	(829)	(4,555)	(794)	459,721

	Balances at January 1, 2016	Investments	Share of Profits / (Losses)	Disposal	Impairment	Other	Balances at December 31, 2016
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies under the equity method:
Hainan Tianneng Power Co., Ltd. (note b)	60,391	—	1,154	(61,545)	—	—	—
Shanghai Sailing Xili Equity Investment Fund LLP (note e)	143,749	—	—	—	(17,251)	—	126,498
Tongmei Yingli New Energy Industry Co., Ltd. (note f)	30,347	—	—	—	—	—	30,347
Shandong Hi-speed Yingli New Energy Co., Ltd (note h).	16,985	—	(1,457)	—	—	—	15,528
Solariant Portfolio Two Godo Kaisha (note g)	27,401	—	—	(26,367)	—	(1,034)	—
Others	13,597	—	—	—	—	—	13,597

Investment in affiliated companies under the cost method:
Beijing Jingyi Green Energy Power System Engineering Co., Ltd. (note c)	11,875	—	—	—	—	—	11,875
Guokai Siyuan (Beijing)Investment Fund Co., Ltd. (note d)	150,000	—	—	—	—	—	150,000
Others	5,376	1,971	—	—	—	—	7,347
Total	459,721	1,971	(303)	(87,912)	(17,251)	(1,034)	355,192

	Balances at January 1, 2017	Investments	Share of Profits / (Losses)	Disposal	Balances at December 31, 2017
	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies under the equity method:
Shanghai Sailing Xili Equity Investment Fund LLP (note e)	126,498	—	—	(126,498)	—
Tongmei Yingli New Energy Industry Co., Ltd. (note f)	30,347	—	—	(30,347)	—
Shandong Hi-speed Yingli New Energy Co., Ltd (note h).	15,528	—	27	—	15,555
Others	13,597	1,857	(535)	(3,454)	11,465

Investment in affiliated companies under the cost method:
Beijing Jingyi Green Energy Power System Engineering Co., Ltd. (note c)	11,875	—	—	—	11,875
Guokai Siyuan (Beijing)Investment Fund Co., Ltd. (note d)	150,000	—	—	—	150,000
Others	7,347	603	—	(7,950)	—
Total	355,192	2,460	(508)	(168,249)	188,895

(a)	The Company’s 50% equity investment in Tibet Tianwei Yingli New Energy Resources Co., Ltd. (“Tibetan Yingli”) is accounted for under equity method. Given the continuing losses sustained by Tibetan Yingli, the Company recorded a full impairment provision of RMB 8,720 for this equity investment during the year ended December 31, 2011. In 2015, 2016 and 2017, Tibetan Yingli continued to incur losses and the carrying value of the Company’s investment in Tibetan Yingli remained as nil and no further loss was recognized as of December 31, 2015, 2016 and 2017.

(b)	In September 2009, Yingli China and two other entities, unrelated to the Company, established Hainan Tianneng Power Co., Ltd. (“Hainan Tianneng”). Yingli China contributed RMB 6,000 to acquire a 20% equity interest. In 2011, Yingli China further injected cash of RMB 20,362 while the other investors made proportional cash injection to remain the same ownership interest for each investor. In 2012, the other investors made further capital injection to Hainan Tianneng, which resulted in a decrease of equity interest held by Yingli China to 11.45% as of December 31, 2012. In June and July 2013, Hainan Yingli made capital injections in the amount of RMB 40 million and RMB 12 million respectively, to acquire 18.31% equity interest of Hainan Tianneng in total. Together with the equity interest held by Yingli China (9.35%), the Company (including both Yingli China and Hainan Yingli) holds 27.66% equity interest in Hainan Tianneng as of December 31, 2013 and 2014. In May 2015, one of the other investors made further capital injection to Hainan Tianneng, which resulted in a decrease of equity interest held by the Company to 26.53% as of December 31, 2015. The investment is accounted for under equity method. In December 2016, as discussed in note 14(b), Yingli China and Hainan Yingli transferred all of the equity interest in Hainan Tianneng to the other investor. The total consideration was RMB 95,840 and a gain of RMB 34,295 was recognized in “Other Income” in the Consolidated statement of Comprehensive Loss for year ended December 31, 2016.

(c)	In February 2010, Yingli China and two other entities, unrelated to the Company, established Beijing Jingyi Green Energy Power System Engineering Co., Ltd. Yingli China contributed RMB 10,000 to acquire a 10% equity interest. In July 2011, Yingli China injected cash of RMB 1,875 while the other investors made proportional cash injection to remain the same ownership interest for each investor. The investment is accounted for under cost method.

(d)	In November 2012, Yingli China and Hainan Yingli, along with 35 other entities unrelated to the Company, participated in the establishment of Guokai Siyuan (Beijing) Investment Fund Co., Ltd..The Investment Company’s period of operation is 10 years and its principal activities are to make equity investments to key industries encouraged by the State. The Company contributed RMB 150,000 to acquire a 2.97% equity interest. The investment is accounted for under cost method. The Investment Company’s administrator is SDIC Investment and Development Fund Management Beijing Co., Ltd. Subject to the administrator’s approval and other shareholders’ preemptive rights, the Company can transfer its investment to third parties.

(e)

In August 2014, Yingli China and Shanghai Sailing Capital Management Co., Ltd. (“Shanghai Sailing”), unrelated to the Company, set up a fund called Shanghai Sailing Xili Equity Investment Fund LLP (“Sailing Fund”). The capital size of Sailing Fund is of RMB 1,004,000 and its principal activities are to make equity investments to new energy industries. According to the agreement, Sailing Fund is jointly controlled by Shanghai Sailing and Yingli China with shares of interest of 49.2% and 50.8%, respectively. As of December 31, 2015, total capital injected by Yingli China is RMB 153,000 while Shanghai Sailing also made cash injection proportionally based on the agreed percentage of shares of interest between the parties in Sailing Fund. Therefore, the investment is accounted for under equity method. In March 2016, all partners of Sailing Fund decided to liquidate Sailing Fund. In 2017, the transaction has been completed. The disposal gain of RMB 9,080, which was the difference between the carrying value of long-term investment in Sailing of RMB 126,498 as of the liquidation date, and total assets received through the liquidation, which comprised of: i)cash received of RMB 36,238 and ii) accounts receivable from one related party of the Company of RMB 99,340, was recognized in “Other Income” in the consolidated statement of Comprehensive Loss for the year ended Decemeber 31, 2017.

(f)	In August 2014, Yingli China together with two other entities unrelated to the Company, established Tongmei Yingli New Energy Industry Co., Ltd. Yingli China contributed RMB 30,000 to acquire a 30% equity interest. The investment was accounted for under equity method. In late 2017, according to the share transfer agreement entered into between Yingli China and one of share holders of Tongmei Yingli, the shares owned by Yingli China was transfered to this share holder and the consideration to be collected of RMB 30,347 was recorded under “Prepaid expenses and other current assets” in the Consolidated Balance Sheets as of December 31, 2017.No gain or loss was recognized.

(g)	In July 2013, Yingli Japan, together with two other entities unrelated to the Company, established Solariant Portfolio Two Godo Kaisha (the project“SPC”) to acquire 49.48% equity interest. Yingli Japan made capital contribution of JPY 151,500 (RMB 7,782 equivalent) in 2014. Pursuant to an agreement entered into by all parties in early 2015, SPC transferred SPC’s payables of JPY 395,000 (RMB 20,580 equivalent, US$ 3,177) to Yingli Japan, which was treated as a capital injection, meanwhile, the other two investors also made capital injection to SPC. After the transaction was made, total investment by Yingli Japan was amounted to JPY 546,500 and equity interest owned by Yingli Japan decreased to 37.5%. In July 2015, Yingli Japan together with other two investors of SPC, entered into several agreement to transfer 100% of equity interest of SPC to another entity unrelated to the Company. As of December 31, 2015, due to that the share transfer has not completed, partial consideration of JPY 815,700 (RMB 42,499 equivalent) received was recorded in “Other current liabilities and accrued expenses” in Consolidated Balance Sheets. In 2016, the transaction had been completed and according to the final equity transferring contract, the consideration would be paid through five installment(with the fifth being contingent, as discussed below) and as of December 31, 2016, Yingli Japan had received the first four installment of total JPY 1,565,500 (RMB 89,197 equivalent), and a disposal gain of JPY 1,052,422 (RMB 62,830 equivalent), which was the difference between the carry value of the long term investment at the disposal date and the JPY 1,565,500 ( RMB 89,197 equivalent), was recognized in “Other Income” in the Consolidated Statements of Comprehensive Loss. The gain was mainly resulted from the unrecognized assets related to the entitlement granted to Solariant for the construction of the project assets. Since the fifth installment of JPY261,800 is contingent and won’t be paid to Yingli Japan until the project asset owned by the SPC is connected to the grid, no receivables and gain of the fifth installment was recognized in 2016. In late 2017, with the project asset successfully being connected to the grid, the fifth installment of JPY261,800 (RMB 15,281) was recognized in “Other Income” in the Consolidated Statement of Comprehensive Loss for the year ended December 31, 2017.

(h)	In June 2015, Yingli Beijing and two other entities, unrelated to the Company, established Shandong Hi-speed Yingli New Energy Co., Ltd. (“Shandong Hi-speed Yingli”). Yingli Beijing has contributed RMB 17,500 to acquire a 35% common stock equity interest. The investment is accounted for under equity method.

(10)	Borrowings

(a)	Current

Short-term borrowings and current instalments of long-term debt consist of the following:

	Year ended December 31,
	2016	2017
	RMB	RMB	US$

Guaranteed by bank deposits	30,000	30,000	4,611
Guaranteed by related parties	4,338,276	4,508,449	692,936
Guaranteed by property, plant and equipment	1,335,374	1,567,107	240,860
Guaranteed by third parties	34,000	34,000	5,226
Unsecured loans	404,666	312,466	48,025
Subtotal of short-term borrowings*	6,142,316	6,452,022	991,658
Current portion of long-term debts (note 10(b))*	810,889	2,197,985	337,824
Current portion of medium-term notes (note (11))	2,057,000	1,757,000	270,046
Total short-term borrowings and current portion of long-term debt	9,010,205	10,407,007	1,599,528

*Short-term borrowings and current portion of long-term debts consist of the following:

	Year ended December 31,
	2016	2017
	RMB	RMB	US$
Short-term borrowings:
No breach of loan covenants or no triggering cross default	1,852,798	2,361,418	362,943
In breach of loan covenants or triggering cross default with no waivers from banks	4,289,518	4,090,604	628,715
	6,142,316	6,452,022	991,658

Current portion of long-term debts
No breach of loan covenants or no triggering cross default	37,012	105,980	16,289
In breach of loan covenants and no waiver received from banks	657,835	2,052,538	315,469
In breach of loan covenants with waivers received from banks	116,042	39,467	6,066
	810,889	2,197,985	337,824

As of December 31, 2017, except for three long-term borrowings reclassified from non-current portion to current portion due to breach of loan covenants with no waiver received from the banks (refer to note (10)(b)), the Company and its subsidiaries had 54 outstanding short-term borrowings and current portion of long-term debts classified as current liabilities with financial covenants,18 out of 54 were in breach of the financial covenants with an aggregate principal amount of RMB 3,882,480 (US$ 596,726). All these loans were borrowed by Yingli China and Tianjin Yingli and the financial covenants breached were regarding the current ratio, quick ratio, debt-to-asset ratio and debt coverage ratio of Yingli China and the debt-to asset ratio of Tianjin Yingli. Given the original terms of these loans would have matured in the near term and considering the Company’s continued need for short-term financing, the Company has focused on negotiating with the banks for the extension of these loans and did not request any separate waiver for breach of financial covenants. As of December 31, 2017, notwithstanding the failure of Yingli China and Tianjin Yingli to satisfy the relevant loan covenants in the original agreements, the banks, which were fully aware of the financial condition of Yingli China and Tianjin Yingli, agreed to extend the terms of certain of these loans by an additional one year upon their maturity with the existing financial covenants. Among the 18 loans mentioned above, the terms of 16 loans had been extended by written agreements between the banks and Yingli China and Tianjin Yingli by year ended December 31, 2017, except two loans which were borrowed in 2017. All the loans mentioned above were classified as current liabilities as of December 31, 2017 because they were in breach of loan covenants both before and after extension.

As of December 31, 2017, the breach of financial covenants mentioned above did not trigger any other cross-default provision under any loan of the Company and its subsidiaries. The Company and its subsidiaries did not have any cross-default triggered under any of their loans classified as non-current liabilities due to any other reason either.

As of December 31, 2017, because Yingli China failed to repay one short-term loan with total RMB 30,000 (US$ 4,611) when such repayments became due in August 2017, such payment default triggered cross-defaults under Yingli China’s 13 other loans classified as current liabilities with aggregate principal amount of RMB 1,562,111 (US$ 240,092). In addition, Hainan Yingli failed to repay one loan with principal amount of RMB 99,089 (US$ 15,230) upon its maturity in November 2015, and such payment default triggered cross-defaults under Hainan Yingli’s 2 other loans classified as current liabilities with aggregate principal amount of RMB 37,901(US$ 5,825). All the loans mentioned above were classified as current liabilities as of December 31, 2017 because they either had payment defaults or cross-defaults. In subsequent period, Yingli China and Hainan Yingli are still in negotiation with the banks to extend the terms.

Short-term borrowings outstanding (including the current portion of long-term debt) as of December 31, 2016 and 2017 bore a weighted average interest rate of 5.08% and 4.91% per annum, respectively. All short-term borrowings mature and expire at various times within one year.

(b)	Non-current

	Year ended December 31,
	2016	2017
	RMB	RMB	US$
Long-term debt and medium-term notes:
Secured loans from China Development Bank	3,000,548	2,887,345	443,777
Guaranteed by related parties	33,000	29,000	4,457
Secured by multiple assets	300,962	201,932	31,036
Medium-term notes (note (11))	2,057,000	1,757,000	270,046
	5,391,510	4,875,277	749,316
Less: current portion	(2,867,889)	(3,954,985)	(607,870)
Total long-term debt and medium-term notes	2,523,621	920,292	141,446

As of December 31, 2016 and 2017, long-term debts that were in breach and no breach of loan covenants as following:

	Year ended December 31,
	2016	2017
	RMB	RMB	US$
Long-term debt::
In breach of loan covenants with waivers from banks	865,625	641,005	98,521
No breach of loan covenants	1,657,996	279,287	42,925
Total long-term debt	2,523,621	920,292	141,446

Long-term loans that breached certain loan covenants as of December 31, 2017 with no waiver obtained:

In October 2011, Tianjin Yingli borrowed an eight-year RMB 350,000 loan from China Development Bank at an interest rate of the five-year Renminbi benchmark loan rate per annum (the “Tianjin Yingli RMB Loan”). The loan is guaranteed by property, plant and equipment. The company withdrew RMB 350,000 (US$ 53,794) by the end of December 31, 2017. The original repayment schedule in October 2011 was RMB 25,000 due in October 2013, RMB 25,000 due in February 2014, RMB 20,000 in August 2014, RMB 20,000 due in February 2015, RMB 5,000 due in August 2015, RMB 5,000 due in February 2016, RMB 30,000 due in August 2016, RMB 30,000 due in February 2017, RMB 40,000 due in August 2017, RMB 40,000 due in February 2018, RMB 34,000 due in August 2018, RMB 35,000 due in February 2019, RMB 41,000 due in October 2019. The company made two agreements with the bank to renew the repayment schedules in April 2016 and July 2017, respectively. Based on the most updated amendment, the new repayment schedule was RMB 31,615 due in February 2019, RMB 31,675 due in August 2019, RMB 31,675 due in February 2020, RMB 31,675 due in August 2020, RMB 31,675 due in February 2021, RMB 31,675 due in August 2021, RMB 31,675 due in February 2022, RMB 31,675 due in October 2022. No other key terms were changed in these amendments.

The loan agreement for the Tianjing Yingli RMB Loan required Tianjing Yingli to maintain a debt-to-asset ratio (calculated as total liabilities divided by total assets) of no more than 80%. As of December 31, 2017, Tianjing Yingli was in breach of the financial covenant to maintain a debt-to-asset ratio of less than 80% and failed to obtain a waiver from the bank. Thus, the Tianjin Yingli RMB Loan of RMB 253,340(US$ 38,938) was reclassified as short-term loan since it may have the risk of being recovered by the China Development Bank at any time according to the terms in the contract.

In November 2011, Hainan Yingli New Energy Resources Co., Ltd, (“Hainan Yingli”) entered into an eight-year RMB 900,000 loan agreement with China Development Bank at an interest rate of the five-year Renminbi benchmark loan rate per annum (the “Hainan Yingli RMB Loan”). The loan is guaranteed by property, plant and equipment. In May 2013, Hainan Yingli entered into an amendment to increase this loan credit limit by RMB 282,150. The company withdrew RMB 1,182,150 (US$ 181,693) by the end of December 31, 2017. The original repayment schedule was RMB 90,800 due in July 2013, RMB 90,800 due in November 2013, RMB 90,800 due in May 2014, RMB 90,800 due in November 2014, RMB 90,800 due in May 2015, RMB 90,800 due in November 2015, RMB 90,800 due in May 2016, RMB 90,800 due in November 2016, RMB 90,800 due in May 2017, RMB 90,800 due in November 2017, RMB 90,800 due in May 2018, RMB 90,800 due in November 2018 and RMB 92,550 due in July 2019. In November 2015 and March 2016, Hainan Yingli made two agreements with the bank to renew the repayment schedules. According to the most updated agreement in March 2016 with the total unrepaid amount of RMB 727,550, the amended repayment schedule was RMB 100 due in May 2016, RMB 100 due in November 2016, RMB 100 due in May 2017, RMB 100 due in November 2017, RMB 60,000 due in May 2018, RMB 60,000 due in November 2018, RMB 80,000 due in May 2019, RMB 80,000 due in November 2019, RMB 80,000 due in May 2020, RMB 80,000 due in November 2020, RMB 80,000 due in May 2021, RMB 80,000 due in November 2021 and RMB127,150 due in July 2020. No other key terms were changed in these two amendments.According to the second amendment of the loan agreement, the company repaid RMB 200 and RMB 200 that was due in 2016 and 2017, respectively.

The loan agreement for the Hainan Yingli RMB Loan required that total amount of Hainan Yingli’s guarantee for the third party must not exceed 30% of its net asset only if it get a permission from the bank in advance. As of December 31, 2017, Hainan Yingli was in breach of the loan covenants to maintain its guarantee amount of no more than 30% of its net asset and failed to obtain a waiver from the bank. Thus, the Hainan Yingli RMB Loan of RMB 727,550 (US$ 111,761) was reclassified as short-term loan since it may have the risk of being recovered by the China Development Bank at any time according to the terms in the contract.

In March 2012, Hainan Yingli entered into a seven-year US$135,000 loan agreement with China Development Bank at an interest of the 3-month LIBOR plus 5% per annum (the “Hainan Yingli USD Loan”). The Company withdrew US$135,000 (RMB 882,117) by the end of December 31, 2017 under this agreement. The loan is guaranteed by property, plant and equipment. The original repayment schedule in March 2012 was US$ 10,600 due in July 2013, US$ 10,600 due in November 2013, US$ 10,600 due in May 2014, US$10,600 due in November 2014, US$ 10,600 due in May 2015, US$ 10,600 due in November 2015, US$ 10,600 due in May 2016, US$ 10,600 due in November 2016, US$ 10,600 due in May 2017, US$ 10,600 due in November 2017, US$ 10,600 due in May 2018, US$ 10,600 due in November 2018 and US$ 7,800 due in July 2019. In November 2015 and March 2016, Hainan Yingli made two agreements with the bank to renew the repayment schedules. According to the most updated agreement with the total unrepaid amount of US$ 81,900, the amended repayment schedule was US$ 30 due in May 2016, US$ 30 due in November 2016, US$ 30 due in May 2017, US$ 30 due in November 2017, US$ 3,000 due in May 2018, US$ 3,000 due in November 2018, US$ 10,000 due in May 2019, US$ 10,000 due in November 2019, US$ 10,000 due in May 2020, US$ 10,000 due in November 2020, US$ 10,000 due in May 2021, US$ 10,000 due in November 2021 and US$15,780 due in July 2022. No other key terms were changed except that in the second agreement entered into in March 2016, the interest rate was modified from the 3-month LIBOR plus an additional surcharge of 5% of the interest rate per annum to 3-month LIBOR plus an additional surcharge of 4% of the interest rate per annum. According to the most updated amendment of the loan agreement, the company repaid US$ 60 and US$ 60 in 2016 and 2017, respectively.

The loan agreement for the Hainan Yingli USD Loan required that the amount of Hainan Yingli’s loans must not exceed the 10% of its net asset only if it get a permission from the bank in advance. As of December 31, 2017, Hainan Yingli was in breach of the financial covenants to maintain its loan amount of no more than 10% of its net asset and failed to obtain a waiver from the bank. Thus, the Hainan Yingli USD Loan of US$ 81,780 (RMB 534,367) was reclassified as short-term loan since it may have the risk of being recovered by the China Development Bank at any time according to the terms in the contract.

Long-term loans that breached certain loan covenants as of December 31, 2017 with waivers obtained

In October 2011, Tianjin Yingli New Energy Resources Co., Ltd, (“Tianjin Yingli”) borrowed an eight-year US$100,000 loan from China Development Bank at an interest rate of 6-month LIBOR plus 5.2% per annum. The loan is guaranteed by property, plant and equipment (the “Tianjin Yingli USD Loan”). The company withdrew US$ 100,000 (RMB 650,630) by the end of December 31, 2017. The original repayment schedule in October 2011 was US$ 5,000 due in October 2013, US$ 8,000 due in February 2014, US$ 8,000 due in August 2014, US$ 9,000 due in February 2015, US$ 9,000 due in August 2015, US$ 9,000 due in February 2016, US$ 9,000 due in August 2016, US$ 9,000 due in February 2017, US$ 9,000 due in August 2017, US$ 10,000 due in February 2018, US$ 5,000 due in August 2018, US$ 5,000 due in February 2019, US$ 5,000 due in October 2017. From November 2015 to July 2017, Tianjin Yingli made three agreements with the bank to renew the repayment schedules. And based on the third amendment entered into in July 2017 with the total unrepaid amount of US$ 69,760, the amended repayment schedule was US$ 20 due in October 2017, US$ 20 due in April 2018, US$ 20 due in October 2018, US$ 8,712.5 due in April 2019, US$ 8,712.5 due in October 2019, US$ 8,712.5 due in April 2020, US$ 8,712.5 due in October 2020, US$ 8,712.5 due in April 2021, US$ 8,712.5 due in October 2021, US$ 8,712.5 due in April 2022 and US$ 8,712.5 due in October 2022. No other key terms were changed in these amendments except that in the second amendment entered into in April 2016, the interest rate was modified from 6-month LIBOR plus 5.2% per annum to 6-month LIBOR plus 4.5% per annum. And the company repaid US$ 20 in October 2017 according to the most updated repayment schedule. As of December 31, 2017, the current and non-current portion of this long-term borrowing was US$ 40 (RMB 261) and US$ 69,700 (RMB 455,434), respectively.

The loan agreement for the Tianjin Yingli USD Loan required Tianjin Yingli to maintain a current ratio (calculated as total current assets divided by total current liabilities) of no less than 60%, quick ratio (calculated as total current assets minus inventory and then divided by total current liabilities) of no less than 50%, debt-to-asset ratio (calculated as total liabilities divided by total assets) of no more than 80%, debt coverage ratio (calculated as cash available for debt servicing during the period divided by interest and principal payments during the period) of no less than 150% and interest coverage ratio (calculated as cash available for interest payment during the period divided by interest and other fees payable during the period) of no less than 150%. As of December 31, 2017, Tianjin Yingli was in breach of the financial covenant to maintain a debt-to-asset ratio of less than 80%. China Development Bank granted a written waiver to Tianjin Yingli which waived the requirement regarding Tianjin Yingli’s debt-to-asset ratio until the end of the contract term. The waiver did not impose any new financial covenant or require any prepayment.

In October 2011, Hengshui Yingli New Energy Resources Co., Ltd. (“Hengshui Yingli”) entered into an eight-year US$ 50,000 loan agreement with China Development Bank at an interest of 6-month LIBOR plus 5.8% per annum and subject to adjustment annually (the “Hengshui Yingli USD Loan”). The loan is guaranteed by property, plant and equipment. By the end of December 31, 2017, the Company withdrew US$ 50,000 (RMB 325,315). The original repayment schedule was US$ 3,000 due in December 2012, US$ 1,500 due in June 2013, US$ 1,500 due in December 2013, US$ 3,000 due in June 2014, US$ 3,000 due in December 2014, US$ 3,000 due in June 2015, US$ 3,000 due in December 2015, US$ 4,000 due in June 2016, US$ 4,000 due in December 2016, US$ 4,000 due in June 2017, US$ 4,000 due in December 2017, US$ 4,000 due in June 2018, US$ 4,000 due in December 2018, US$ 4,000 due in June 2019, US$ 4,000 due in October 2019. From December 2015 to June 2017, Hengshui Yingli made three agreements with the bank to renew its repayment schedules. And based on the third amendment entered into in June 2017 with the total unrepaid amount of US$ 34,850, the amended repayment schedule was US$ 225 due in June 2017, US$ 225 due in December 2017, US$ 3,000 due in June 2018, US$ 3,000 due in December 2018, US$ 3,000 due in June 2019, US$ 3,000 due in December 2019, US$ 4,000 due in June 2020, US$ 4,000 due in December 2020, US$ 4,000 due in June 2021, US$ 4,000 due in December 2021, US$ 3,200 due in June 2022 and US$ 3,200 due in December 2022. No other key terms were changed in these amendments except that in the second amendment entered into in March 2016, the interest rate was modified from 6-month LIBOR plus 5.8% per annum to 6-month LIBOR plus 4.5% per annum. The company repaid US$ 450 in 2017 according to the most updated repayment schedule. As of December 31, 2017, the current and non-current portion of this long-term borrowing was US$ 6,000 (RMB 39,205) and US$ 28,400 (RMB 185,571), respectively.

The loan agreement for the Hengshui Yingli USD Loan required Hengshui Yingli to maintain a debt-to-asset ratio (calculated as total liabilities divided by total assets) of no more than 75% and debt coverage ratio (calculated as cash available for debt servicing during the period divided by interest and principal payments during the period) of no less than 130%. As of the December 31, 2017, Hengshui Yingli was in breach of the financial covenant to maintain a debt-to-asset ratio of no more than 75%. China Development Bank granted a written waiver to Hengshui Yingli which waived the requirement regarding Hengshui Yingli’s debt-to-asset ratio under the loan agreement until the end of the contract term. The waiver did not impose any new financial covenant or require any prepayment.

Long-term loans that did not breach loan covenants as of December 31, 2017

In December 2008, Yingli China entered into an eight-year US$ 70,000 loan agreement at an interest rate of 6-month LIBOR plus 6% per annum with China Development Bank. The loan is guaranteed by Tianwei Yingli and Mr. Liansheng Miao, the Company’s chairman and CEO, and secured by Yingli China’s property, plant and equipment. The loan is repayable in annual instalment of US$ 8,000 for the first two years and US$ 9,000 for the remaining six years, respectively, commencing in December 2009. In December 2015, out of US$ 18,000 that was due, the Company repaid US$ 50, and the remaining portion of US$ 17,950 was extended to December 2016 based on the first amendment of loan agreement entered into in December 2015. Based on the second amendment of the loan agreement entered into in June 2016, the amended repayment schedule was US$50 due in December 2017, US$8,920 due in December 2018 and US$8,930 due in December 2019. In addition, the interest rate was modified from 6-month LIBOR plus 6% per annum to 6-month LIBOR plus 3.5% per annum. The company repaid US$ 50 in December 2017 according to the most updated repayment agreement. As of December 31, 2017, the current and non-current portion of this long-term borrowing was US$ 8,920 (RMB 58,285) and US$ 8,930 (RMB 58,350), respectively.

In May 2010, Hainan Yingli entered into a five-year RMB 180,000 loan agreement at an interest rate of the three-five year Renminbi benchmark loan rate per annum with Industrial and Commercial Bank of China Limited. The loan is guaranteed by the Company and repayable in semi-annual instalment of RMB 20,000 starting from August 2011. Based on the first amendment of the loan agreement entered into in December 2015, loan of RMB 14,000 that was due in September 2015 was extended to September 2016. In addition, the interest rate was modified from the three-five year Renminbi benchmark loan rate per annum to five-year Renminbi benchmark loan rate plus an additional surcharge of 10% per annum. Based on the second amendment of the loan agreement entered into in September 2016, the amended repayment schedule was RMB 2,000 due in March 2017, RMB 2,000 due in June 2017 and RMB 10,000 due in September 2017. In addition, the interest rate was modified from five-year Renminbi benchmark loan rate plus an additional surcharge of 10% per annum to the five-year Renminbi benchmark loan rate. Based on the third amendment of the loan agreement entered into in October 2017, the amended repayment schedule was RMB 2,000 due in March 2018, RMB 2,000 due in June 2018 and RMB 10,000 due in September 2018. As of December 31, 2017, the current and non-current portion of this long-term borrowing was RMB 14,000 (US$ 2,152) and nil, respectively.

In May 2011, Yingli China entered into a 42-month RMB 1,160,000 loan agreement with Bank of China and China Citic Bank at an interest rate of the three-five year Renminbi benchmark loan rate plus an additional surcharge of 5% of the interest rate per annum. By the end of December 31, 2017, the Company withdrew RMB 481,000 (US$ 73,928). The loan is guaranteed by Yingli Green Energy and Yingli Group. Out of the loan of RMB164, 300, loan with RMB 20,000 due in November 2015 was extended to May 2016 based on the first amendment of the loan agreement entered into in November 2015. Based on the second amendment of the loan agreement entered into in June 2016, total loan of RMB 164,300 and interest due in May 2016 was extended to May 2017. Based on the third amendment of the loan agreement entered into in November 2017, total loan of RMB 164,300 and interest due in May 2017 was extended to November 2018. As of December 31, 2017, the current and non-current portion of this long-term borrowing is RMB 164,300 (US$ 25,252) and nil, respectively.

In May 2012, Hengshui Yingli entered into an eight-year RMB 255,000 loan agreement with China Development Bank at an interest of the five-year Renminbi benchmark loan rate plus an additional surcharge of 10% per annum and subject to adjustment annually. The loan is guaranteed by Yingli China. The Company withdrew RMB 255,000 (US$ 39,193) by the end of December 31, 2017 under this agreement. The original repayment schedule was RMB 5,000 due in June 2013, RMB 5,000 due in December 2013, RMB 8,000 due in June 2014, RMB 8,000 due in December 2014, RMB 10,000 due in June 2015, RMB 10,000 due in December 2015, RMB 15,000 due in June 2016, RMB 15,000 due in December 2016, RMB 20,000 due in June 2017, RMB 20,000 due in December 2017, RMB 25,000 due in June 2018, RMB 25,000 due in December 2018, RMB 30,000 due in June 2019, RMB 30,000 due in December 2019 and RMB 29,000 due in May 2020. From December 2015 to June 2017, the company made three agreements with the bank to renew the repayment schedules. According to the most updated agreement in June 2017 with the total unrepaid amount of RMB 218,100, the amended repayment schedule was RMB 1,050 due in June 2017, RMB 1,050 due in December 2017, RMB 10,000 due in June 2018, RMB 10,000 due in December 2018, RMB 23,000 due in June 2019, RMB 23,000 due in December 2019, RMB 25,000 due in June 2020, RMB 25,000 due in December 2020, RMB 25,000 due in June 2021, RMB 25,000 due in December 2021,RMB 25,000 due in June 2022 and RMB 25,000 due in October 2022. And no other key items were changed in these agreements except that in the second amendment entered into in March 2016, the interest rate was modified from five-year Renminbi benchmark loan rate plus an additional surcharge of 10% of the interest rate per annum to the five-year Renminbi benchmark loan rate per annum with no surcharge. The company repaid RMB 2,100 in 2017 according to the most updated repayment schedule. As of December 31, 2017, the current and non-current portion of this long-term borrowing was RMB 20,000 (US$3,074) and RMB 196,000 (US$ 30,125), respectively.

In April 2013, Yingli China entered into a three-year US$55,000 loan agreement with China Development Bank at an interest rate of the 6-month LIBOR plus 5.2% per annum. By the end of December 31, 2017, the Company withdrew US$55,000 (RMB 357,847) under this agreement. Based on the amendment of the loan agreement entered into in March 2016, the term of the loan with a balance of US$55,000 that was due in April 2016 was extended to April 2017. In addition, the interest rate was modified from the 6-month LIBOR plus an additional surcharge of 5.2% of the interest rate per annum to the 6-month LIBOR plus an additional surcharge of 2.5% of the interest rate per annum. Based on the second amendment of the loan agreement entered into in April 2017, the term of the loan with a balance of US$ 55,000 that was due in April 2017 was extended to April 2018. As of December 31, 2017, the current and non-current portion of this long-term borrowing is US$ 55,000 (RMB 359,381) and nil, respectively.

All amendments mentioned above are not considered to be trouble debt restructuring because they don't meet the condition of lenders offering concession to the Company.

In November 2013, Hutubi Yingli Sunshine New Resources Co. Ltd. (“Yingli Hutubi”) entered into a five-year RMB 22,500 loan agreement with Xinjiang Tianshan Rural Commercial Bank at a fixed interest rate of 6.4%. This loan is guaranteed by equivalent bank deposits. By the end of December 31, 2017, the Company withdrew RMB 22,500 (US$ 3,458) under this agreement. The company repaid total RMB 800 from 2014 to 2017 according to the repayment schedule. As of December 31, 2017, the current and non-current portion of this long-term borrowing was RMB 21,700 (US$ 3,335) and nil, respectively.

In November 2013, Yingli Hutubi entered into a six-year RMB 55,000 loan agreement with Xinjiang Tianshan Rural Commercial Bank at a fixed interest rate of 7.9%. This loan is guaranteed by Yingli Group and secured by solar panels having a market value of RMB 68,800 (US$10,574). By the end of1 December 31, 2017, the Company withdrew RMB 55,000 (US$ 8,453) under this agreement. The company repaid total RMB 40,000 from 2014 to 2017 according to the repayment schedule. As of December 31, 2017, the current and non-current portion of this long-term borrowing was RMB 4,000 (US$ 615) and RMB 11,000 (US$ 1,691), respectively.

 Long-term Loan repaid or settled for the years ended December 31, 2015, 2016 and 2017

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

In February 2015, Yingli China entered into a two-year RMB 100,000 loan agreement with Rural Credit Cooperative of Baoding at a fixed interest rate of 7.8% per annum. The loan is guaranteed by property, plant and equipment. As of December 31, 2017, the loan was fully paid.

According to the repayment schedules agreed with the banks, future principal payments under the above long-term borrowings as of December 31, 2017 are as follows

Year ended December 31,	RMB	US$
2018	2,599,333	399,510
2019	636,325	97,801
2020	570,166	87,633
2021	570,166	87,633
2022	499,287	76,739
Thereafter	—	—
Total	4,875,277	749,316

(11)	Medium-term notes

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

On October 13, 2015, total amount of principal and interests of the first tranche medium-term notes due was RMB 1,000.0 million and RMB 57.0 million, respectively. Tianwei Yingli repaid RMB 700.0 million, with the remaining principal of RMB 357.0 million unpaid. According to the meeting held among all holders of medium-term notes (the “MTN holders”) on November 11, 2015, the Company promised to repay the remaining balance. An additional penalty charge, which was calculated on the daily basis of 0.021% of the total amount of principal overdue, would be paid by the Company due to the Company’s failure to repay the medium-term notes on time. The penalty charge was recorded under “Interest payable”. As of December 31, 2017, the Company still had not repaid the remaining principal of RMB 357.0 million, and the total penalty charge accrued was RMB 60.0 million (US$ 9.2 million).

On May 10, 2011, the second tranche of the medium-term notes with a principal amount of RMB 1,400,000, or the Second Tranche Issue, was issued. The Second Tranche Issue bears a fixed annual interest rate of 6.15%. Tianwei Yingli failed to repay these medium term notes when they became due on May 12, 2016. As of December 31, 2017, Tianwei Yingli still had not repaid the principal of RMB 1,400,000. In the meanwhile, the total interest payables and penalty charge accrued was RMB 259,560(US$ 39,893), which was recorded under “Interest payable”.

In September 2017, one of the MTN holders filed a lawsuit against Tianwei Yingli in a PRC court to recover the amount due under such MTNs. The claimed principal amount of the MTNs held by the MTN Holder is RMB 65.7 million, representing approximately 3.7% of the total amount of the MTNs that are still outstanding. The MTN holder claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB 74.4 million and bear costs relating to the lawsuit. Tianwei Yingli has been vigorously defending its rights in court while continuing to seek a mutually beneficial solution out of court.

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

In November 2012, a third party (“Party A”) contributed RMB 100,000 to Hainan Yingli to acquire 5.825% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 100,000 plus 5% annual interest in 5 years. The contribution made by Party A was recorded as a liability. In November 2017, Yingli China failed to repurchase the equity interest from the investor. As a result, as of December 31, 2017, the RMB 100,000 payment obligation together with interest payables accrued of RMB 25,438 (US$ 3,910) was recorded under "Payables to non-controlling interest holders" in the Consolidated Balance Sheets. The Company is still in negotiation with the third Party about the extension of the payment schedule under the relevant agreements.

In August 2013, another third party (“Party B”) contributed RMB 100,000 to Hainan Yingli to acquire 5.50% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 100,000 plus 6.15% annual interest in 2 years. The contribution made by Party B was recorded as a liability. In August 2015, Yingli China failed to repurchase the equity interest from the investor. As of December 31, 2017, Yingli China still didn’t pay the RMB 100,000, the RMB 100,000 payment obligation together with interest payables accrued of RMB 33,572 (US$ 5,160) were recorded under “Payables to non-controlling interest holders” in the Consolidated Balance Sheets. The Company is still in negotiation with Party B about the extension of the payment schedule under the relevant agreements.

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

In January 2016, Yingli China failed to repurchase the first instalment of RMB 23,000 with related interest. The principal of RMB 23,000 was then paid in June 2016. The related accrued interest and penalty of RMB 1,469 (US$ 226) was recorded in “Payables to non-controlling interest holders” in the Consolidated Balance Sheets as of December 31, 2017.

As of December 31, 2017, the total repurchase obligation to Party B together with interest and penalty accured recorded under current and non-current payables was RMB 225,166 (US$34,607) and RMB 684,820 (US$105,255), respectively.

In January 2016, a third party (“Party C”) contributed RMB 23,000 to Hainan Yingli to acquire 0.90% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 23,000 plus 19% aggregate interest in 5 years.

Based on the above repurchase schedule, including principal, interest and penalty of RMB 233,135 (including RMB 112,524 past due) and RMB 350,604 (US$ 53,887) (including RMB 259,452 past due) have been recorded in“Payables to non-controlling interest holders”, RMB 763,393 and RMB 707,820 (US$108,790) have been recorded in “Long-term payables to noncontrolling interest holders” in the Consolidated Balance Sheets as of December 31, 2016 and 2017, respectively.

(13)	Treasury Stock

On September 30, 2011, the Company announced that a share repurchase program has been authorized by its board of directors. Under the terms of the approved program, Yingli Green Energy may repurchase up to US$100 million worth of its issued and outstanding American Depositary Shares (“ADSs”) from time to time over the next 12 months in the open market or in negotiated transactions, subject to market conditions and other factors, as well as relevant rules under the Securities Exchange Act of 1934, as amended. As of December 31, 2011, the Company had repurchased 5,567,021 outstanding ADSs (equivalent to 5,567,021 ordinary shares) from the open market for a total consideration of RMB 123.8 million under the share repurchase program. In 2012, additional 159,687 outstanding ADSs (equivalent to159, 687 ordinary shares) were repurchased from open market for a total consideration of RMB 3.5 million under the share repurchase program. There was no share repurchase in 2015, 2016 and 2017. After ADS ration change as discussed in note (27) in December 2016, as of December 31, 2017, 572,671 outstanding ADSs (equivalent to 5,726,708 ordinary shares) were repurchased total.

(14)	Non-Controlling Interests

Non-controlling interests are summarized as follows:

	December 31,
	2016	2017
	RMB	RMB	US$

Non-controlling interests in Tianwei Yingli (a)	1,134,374	1,047,686	161,026
Non-controlling interests in Hainan Yingli (b)	—	—	—
Non-controlling interests in Yingli Lixian	4,040	(15,450)	(2,375)
Non-controlling interests in Yingli Shenzhen (c)	26,681	—	—
Non-controlling interests in Yingli Greece	(11,082)	(26,102)	(4,012)
Non-controlling interests in other subsidiaries	2,165	(15,887)	(2,441)
	1,156,178	990,247	152,198

Non-controlling interests excludes those classified as a liability as discussed in Note (12)

The movements of non-controlling interests during the years ended December 31, 2015, 2016 and 2017 are as follows:

	For the Years Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Balance at beginning of year	1,519,045	1,227,533	1,156,178

Capital contribution to subsidiaries by non-controlling interests	18	—	—
Net loss attributable to non-controlling interests	(298,310)	(21,315)	(132,830)
Currency translation adjustments of subsidiaries	10,121	11,240	(9,725)
Purchase of non-controlling interest (b)	(3,341)	(60,537)	(23,376)
Derecognize a subsidiary of the Group	—	(743)	—
Balance at the end of year	1,227,533	1,156,178	990,247

(a)	Prior to FY 2014, Baoding Tianwei Baobian Electric Co., Ltd. (“Tianwei Baobian”), a third party, held 25.99% equity interest in Tianwei Yingli. In May 2014, the Company, Baoding Tianwei Group Co., Ltd.(“ Tianwei Group”, another third party unrelated to the Company), and Tianwei Baobian entered into a new joint venture contract and Tianwei Baobian transferred 7% equity interest in Tianwei Yingli to Tianwei Group. Under a Sino-foreign equity joint venture company contract with Tianwei Baobian and Tianwei Group, it provides that Tianwei Baobian and/or Tianwei Group will have a right to swap the shares of the Company with the all but not part shares of the non-controlling interest in Tianwei Yingli. The terms of the swap will be discussed separately at the time of the swap. The Company does not account for such share swap until a separate agreement is signed that clearly states the terms and basis of the share swap between the non-controlling shareholders and the Company. Tianwei Baobian and/or Tianwei Group may exercise this subscription right after certain conditions are satisfied following the completion of the Company’s IPO. Tianwei Baobian and/or Tianwei Group’s subscription rights to subscribe for newly issued ordinary shares of the Company in exchange for all but not part of Tianwei Baobian and/or Tianwei Group’s equity interest in Tianwei Yingli did not have an effect on earnings per share as these rights are contingent upon Tianwei Baobian and/or Tianwei Group obtaining all necessary approvals from relevant PRC government authorities for acquiring the Company’s ordinary shares in the future. As of December 31, 2017, Tianwei Baobian and/or Tianwei Group haven’t exercised this subscription right.

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

(c)	In November 2016, the Company entered into an agreement with the non-controlling interest holder of Shenzhen Yingli (“Shenzhen NCI”) to acquire the remaining 40% equity interest of Shenzhen Yingli, the consideration was RMB15.0 million, which was based on the fair value of Shenzhen Yingli. In 2017, the transaction was completed and Shenzhen Yingli became a wholly owned subsidiary of the Company. The difference of RMB 8,376, which was the difference between the consideration of RMB 15.0 million and the carrying value of non-controlling interest of Shenzhen at the transaction date of RMB 23.4 million, was recorded in Additional paid in capital for the year ended December 31, 2017. Shenzhen Yingli made cash payment of RMB 14.0 millions to the Shenzhen NCI with the unpaid RMB 1.0 million being recorded under “Other Current Liabilities and Accured Expeneses” as of December 31, 2017.

(15)	Capital Lease

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

In June 2014, the Company sold certain machinery and equipment with carrying amount of RMB 109,193 to a related party controlled by Yingli Group for cash consideration of RMB 83,000 and simultaneously entered into a five-year contract to lease back the assets from the related party. The remaining useful lives of leased machinery and equipment were approximately 2-7 years. Pursuant to the terms of the contract, the Company is required to pay to the related party quarterly lease payments over five years and is entitled to obtain the ownership of these machinery and equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB 26,193, which is being deferred and amortized in the consolidated statements of comprehensive loss over the remaining useful lives of the leased assets. For the year ended December 31, 2015, due to lower-than-expected-utilization of the Company’s property, plant and equipment as discussed in note (5), impairment of RMB 11,657 was allocated against the equipment under this sales-leaseback transaction and all unamortized deferred expenses with total amount of RMB18,786 was recognized immediately in the consolidated statements of comprehensive loss. In 2017, the company failed to repay RMB 42,696 (US$ 6,562) when the payment was due.

Considering the matters mentioned above, the company reclassified all future payment of RMB 72,097 (US$ 11,081) to short-term sales lease back and financing lease payable due to related parties. As of December 31, 2017, total future payments under the agreement was RMB 73,141(US$11,242). In January 2018, the Company signed another agreement with the related party to terminate the sales-leaseback transaction prior to expiry. Pursant to the terms and conditions in the agreement, the Company shall pay the related party a consideration of RMB 71,947(US$11,058) to terminate the agreement as of December 31, 2017. The early terminate did not trigger any penalties.

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

As of December 31, 2016 and 2017, the gross amount of the equipment, related depreciation and impairment charge recorded under capital and financing lease were as follows:

	As of year ended December 31,
	2016	2017
	RMB	RMB	US$

Equipment	426,903	433,576	66,639
Less: accumulated depreciation	(137,839)	(158,694)	(24,391)
Impairment on equipment	(92,244)	(145,398)	(22,347)
Net Value	196,820	129,484	19,901

As of December 31, 2017, future minimum payments required under non-cancellable capital and financing lease are:

	RMB	US$
Year ended December 31,
2018	143,236	22,015
2019	43,667	6,711
2020	42,402	6,517
2021	39,336	6,046
2022	34,101	5,241
Thereafter	89,770	13,798
Total minimum lease payments	392,512	60,328
Less: Amount representing interest	53,819	8,272
Present value of net minimum lease payments	338,693	52,056
Current portion	109,478	16,826
Non-current portion	229,215	35,230

(16)	Net revenues

During the years ended December 31, 2015, 2016 and 2017, the Company generated net revenues as the followings.

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Net revenues
Sales of PV modules	8,464,779	7,026,074	7,469,668	1,148,067
Sales of PV systems	197,365	127,353	47,958	7,371
Sales of PV cells, wafers and raw materials	686,056	746,261	625,937	96,205
Processing fee of PV cells and PV modules	389,450	308,386	157,586	24,221
Other revenues	228,136	168,025	62,575	9,617
Total net revenues	9,965,786	8,376,099	8,363,724	1,285,481

For the years ended December 31, 2015, 2016 and 2017, the Company generated net revenues related to project assets on sales of electricity of RMB 30,836, RMB 31,556 and RMB 33,532 (US$ 5,154), respectively, which has been classified in “Other revenues”.

Since all manufacturing plants are located domestically in China and the overseas entities are only functioned as sales offices, therefore, no assets by geography warrant for disclosure since the assets owned by overseas entities are immaterial.

(17)	Other Income

During the years ended December 31, 2015, 2016 and 2017, Other Income consisted of the followings.

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$

Gain from disposal of long term investments (note (9))	—	97,124	13,852	2,129
Gain from disposal of subsidiaries (note 2(b),6(b))	33,191	34,339	8,416	1,294
Amortization of government grants received in related to long-term assets (note 2(k))	56,935	49,362	49,669	7,634
Government grants intended to compensate for future expenses or losses (note 2(k))	52,636	29,261	8,908	1,369
Gain from extinguishment of accounts payables (i)	—	22,165	24,405	3,751
Others	5,700	14,716	12,279	1,887
Total other income	148,462	246,967	117,529	18,064

(i) For year ended December 31, 2016 and 2017, the Company successfully negotiated with certain suppliers, and these suppliers agreed to waive partial amount of the long ageing accounts payables. Total amount waived by the suppliers in 2016 and 2017 was RMB 22,165 and RMB 24,405(US$ 3,751), which was included in Other Income in the Consolidated Statements of Comprehensive Loss.

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

(a)	The inventory firm purchase commitment with Supplier A for the years ended December 31, 2015, 2016 and 2017

In entering into its inventory purchase contracts with Supplier A, the Company made prepayments as described in note 2(c). As of December 31, 2015 and 2016, total balance of prepayments made to Supplier A was RMB 224,029 and RMB 239,327. In 2015 and 2016, due to the anti-dumping duty and anti-subsidy investigation against Solar-Grade Polysilicon launched by the Ministry of Commerce of the People’s Republic of China, the Company did not make any purchases from the Supplier A under the above-mentioned long-term fixed price supply contract, which was entered into in 2011 and was effective from 2013 to 2020.

The Company recognized liabilities for loss on inventory purchase commitments regarding the long-term fixed price polysilicon contracts with Supplier A, based on the management’s assessment by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. The provision was determined by using management’s best estimates of future purchase prices over the remaining terms of the contracts and applying such estimated purchase prices in the lower of cost or market evaluation. In estimating the anticipated renegotiated purchase prices, the Company considered the pertinent terms of each of the long-term supply contracts, the history and progress of renegotiation with the relevant vendors and the actual price concessions granted, the polysilicon market development based on available industry research data and the likelihood of achieving different levels of renegotiated prices for future periods. In addition to the estimated renegotiated purchase price, certain other key assumptions were used in measuring the loss accrual, which included but were not limited to (i) the estimated net realizable value of the PV modules manufactured from the polysilicon expected to be purchased under the long-term supply contracts; and (ii) the normal profit margin of the PV modules for purposes of estimating the replacement cost or market price under the lower of cost or market evaluation. The Company also considered the quantities that were required to be purchased and amounts due on take or pay arrangements, as well as the history and progress of renegotiation with the relevant vendors and the actual concessions granted in developing the amount of the estimated loss contingencies.

As of December 31, 2014, total liability recognized by using methodology mentioned above was RMB 1,244,743. For the years ended December 31, 2015 and 2016, after management’s assessment using the same methodology mentioned above, no additional contingency losses for inventory firm purchase commitment with Supplier A was determined to be required. However, due to significant fluctuation in the foreign exchange rates between the RMB and US$ in 2015 and 2016 and given that the inventory purchase commitment to Supplier A is dominated in US dollar, which is different from the related entities’ functional currency, a foreign exchange re-measurement loss of RMB 77,705 and RMB 90,300 was recorded as additional provision and was recorded in “Provision for reserve for inventory purchase commitments” for the years ended December 2015 and 2016, respectively.

For the year ended December 31, 2017, the Company still did not make any purchase from Supplier A. On December 15, 2017, the Company received a notice of termination from Supplier A notifying the Company of its decision to terminate its long-term polysilicon supply contract with the Company with immediate effect and claiming US$897.5 million of payments due and payable by the Company under the supply contract.

On April 26, 2018, Supplier A filed a request for arbitration of its claim against the Company with the London Court of International Arbitration (LCIA). In the request for arbitration, Supplier A seeks reliefs mainly including: 1) Declaring that Yingli has breached the long-term polysilicon supply contract, 2) Awarding Supplier A damages in an amount presently believed to exceed US$897.5 million, plus pre- and post-award interest thereon, and 3) Granting Supplier A all costs, fees and expenses it has incurred and will incur in connection with this arbitration. According to certain terms in the long-term polysilicon supply contract, the Company believes it has basis to defend itself against the claim for liability under the contract in the arbitration. It is too early to reasonably estimate any contingent amount relating to any potential arbitration award or settlement at this current stage.

As the notice of termination and the claim raised uncertainty of the recoverability of the prepayments of the RMB225,430 made by the Company, the Company made a full impairment provision against total prepayments to Supplier A of RMB 225,430 (US$34,500), which was recorded under “Provision for prepayments in relation to inventory purchase commitments” in the Consolidated Statement of Comprehensive Loss for the year ended December 31, 2017.

Since the negotiation is still in process with Supplier A and no mutual agreement has been reached and the outcome of the arbitration is still pending, the Company has made no adjustment to the reserve for the inventory purchase commitments made in prior years. Considering the effect of foreign exchange re-measurement gain of RMB 82,032 for the year ended December 31, 2017, total amount recorded under “Reserve for inventory purchase commitments” was RMB 1,330,716. The following table presents the movement of the liability for inventory purchase commitment from 2015 to 2017:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$

Beginning balance	(1,244,743)	(1,322,448)	(1,412,748)	(217,135)
(Additions)/reversal – foreign exchange	(77,705)	(90,300)	82,032	12,608
Ending balance	(1,322,448)	(1,412,748)	(1,330,716)	(204,527)

(b)	The inventory firm purchase commitment with Supplier C for the years ended December 31, 2015, 2016 and 2017

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

For the years ended December 31, 2016 and 2017, the Company made an additional true-up provision of RMB 10,672 and RMB 3,618 (US$556), respectively, based on the difference between the actual shortage of the purchase volume and the estimated purchase volume.

The following table presents the movement of the reserve against inventory purchase prepayments for Supplier C:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$

Beginning balance	(87,134)	(609,184)	(619,856)	(95,270)
Additions	(522,050)	(10,672)	(3,618)	(556)
Ending balance	(609,184)	(619,856)	(623,474)	(95,826)

As of December 31, 2016 and 2017, total impairment provided against prepayments to Supplier C in relation to inventory purchase commitments was RMB 619,856 and RMB 623,474 (US$ 95,826), respectively. As of December 31, 2017, total remaining unreserved prepayments to Supplier C was RMB 98,135 (US$15,083), which represents the management’s best estimation on the recoverability of the prepayments.

(19)	Arrangements with third party vendors to operate certain production facilities

Since late 2015, the Company contracted with several vendors to allow them to operate certain of the Company’s polysilicon ingot and wafer production facilities with a renewable term of one year. These vendors pay the Company a monthly fee to operate these production facilities, reimburse the Company the salaries of the Company’s staff members employed at such facilities and utilities incurred for the operation of the facilities, and cover all other manner of operating, ancillary, and raw material expenses of such production. As part of the arrangement, the Company agrees to purchase all of the wafers so produced by the vendors. For the year ended December 31, 2015, 2016 and 2017, total amounts received for the use of the production facilities and the reimbursements of the salaries of the Company’s staff members employed at such facilities and utilities incurred for the operation of the facilities were RMB 180 million, RMB 431 million and RMB 278 million (US$ 43 million), respectively. Considering these amounts were in fact a reimbursement of the depreciation, salaries and utilities cost related to inventory purchased from these vendors, it was recorded in cost of revenue as a reduction of actual costs incurred.

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

In 2011, Tianwei Yingli renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% for 2012 and 2013. In 2014, Tianwei Yingli renewed its HNTE qualification again, which extended its entitlement to the preferential income tax rate of 15% to 2016. In 2017, since Tianwei Yingli did not renew its qualification, the income tax rate was adjusted back to statutory rate of 25% under the new EIT law.

•	Yingli China was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations, which entitled it to the preferential income tax rate of 15% from 2011 to 2013. In 2014, Yingli China renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% from 2014 to 2016. In October 2017, Yingli China further renewed its HNTE qualification, which extended its entitlement to the preferential income tax rate of 15% to 2020.

•	In 2011, Hainan Yingli was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations. Being a HNTE located in the Hainan Special Economic Zone, Hainan Yingli is entitled to a 2+3 tax holiday starting from the year in which it first generates operating income. Hainan Yingli elected and was approved to commence its 2+3 tax holiday in 2011. Therefore, Hainan Yingli is entitled to income tax exemption for 2011 and 2012 and subject to the reduced income tax rate of 12.5% from 2013 to 2015. Since the tax holiday ended in 2015, Hainan Yingli was entitled to the preferential income tax rate of 15% in 2016. In November 2017, Hainan Yingli further renewed its HNTE qualification, which extended its entitlement to the preferential income tax rate of 15% to 2020.

•	In 2013, Yingli Tianjin, Yingli Lixian and Yingli Hengshui were recognized by the Chinese government as HNTE under the new EIT law and its relevant regulations, which entitled them to the preferential income tax rate of 15% from 2013 to 2015. In 2016, Yingli Tianjin, Yingli Lixian and Yingli Hengshui renewed their HNTE qualification, which entitled them to the preferential income tax rate of 15% for 2016 to 2018.

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

Other countries

The followings are the major tax jurisdictions where the Company’s non-PRC subsidiaries are subject to income taxes:

•	Yingli Green Energy Europe GmbH (“Yingli Europe”) and Yingli Green Energy South East Europe GmbH (formerly known as Yingli Green Energy Greece Sales GmbH) (“Yingli South East Europe”), are located in Germany and subject to a corporation income tax rate of 15% plus a solidarity surcharge of 5.5% on corporation income taxes. In addition, Yingli Europe and Yingli South East Europe are subject to a trade income tax rate of 17.15% and 12.775%, respectively. The aggregate statutory income tax rate in Yingli Europe and Yingli South East Europe are 32.975% and 28.6%, respectively.

•	Yingli Green Energy Americas, INC (“Yingli U.S.”), is located in New York city of the United States of America and is subject to a federal corporation tax rate of 34% and a state corporation tax rate of 6.6%, resulting in an aggregate income tax rate of 38.4%.

The components of profit/(loss) before income taxes for the years ended December 31, 2015, 2016 and 2017 are as follows:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$

Cayman Islands	(121,803)	(37,180)	(47,780)	(7,344)
PRC	(4,973,255)	(1,918,803)	(3,371,414)	(518,177)
U.S.	22,543	(71,133)	(76,678)	(11,785)
Other foreign countries	(94,301)	(61,404)	45,742	7,031
Total loss before income taxes	(5,166,816)	(2,088,520)	(3,450,130)	(530,275)

Income tax expense/(benefit) in the consolidated statements of comprehensive loss consists of the following:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$

Current tax expense/(benefit):
PRC	11,764	329	216	33
U.S.	9,367	6,664	(12)	(2)
Other foreign countries	14,155	3,263	(281)	(43)
Total current income tax expense/(benefit)	35,286	10,256	(77)	(12)
Deferred income tax expense:
PRC	695,702	—	—	—
U.S.	203	2,517	12	2
Other foreign countries	—	122	285	44
Total deferred income tax expense	695,905	2,639	297	46
Total income tax expense	731,191	12,895	220	34

Reconciliation between the provisions for income tax computed applying the statutory CIT and the Group’s effective tax rate:

	2015	2016	2017
	RMB	RMB	RMB

Computed expected tax expense/(benefit)	(25)%	(25)%	(25)%
PRC tax rate differential, preferential rate	10.07%	7.34%	7.65%
Tax rate differential for non-PRC entities	2.18%	1.56%	(0.02)%
Tax holiday	0.50%	—%	—%
Research and development tax credit	(0.39)%	(0.66)%	(0.63)%
Non-deductible expenses:
Staff welfare in excess of allowable limits	0.29%	0.68%	0.03%
Share based compensation	0.06%	0.02%	0.01%
Entertainment expenses	0.02%	0.04%	0.01%
Change in valuation allowance	25.50%	16.62%	17.95%
Dividend withholding tax	(0.00)%	0.01%	0.01%
Others	0.92%	0.01%	0.00%
Actual income tax expense/(benefit)	14.15%	0.62%	0.01%

The following table sets forth the effect of preferential tax on China operations, preferential rate and Tax holiday for the year ended December 31 2015, 2016 and 2017, respectively:

Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$

Tax holiday effect ((increase)/decrease)	—	—	—	—
Basic net loss per share effect ((increase)/decrease)	—	—	—	—
Diluted net loss per share effect ((increase)/decrease)	—	—	—	—

The income tax recoverable was RMB 13,797 and nil as of December 31, 2016 and 2017, which were prepaid expenses and other current assets in the Consolidated Balance Sheets, respectively.

The principal components of the deferred income tax assets and deferred income tax liabilities are as follows:

	Year ended December 31,
	2016	2017
	RMB	RMB	US$
Gross deferred income tax assets:

Accounts receivable and prepayments to suppliers	279,131	260,846	40,091
Inventories	18,596	4,071	626
Employee benefits	26,943	30,362	4,667
Accrued warranty	126,144	133,217	20,475
Property, plant and equipment and fixed asset related subsidies	1,421,003	1,323,158	203,366
Net operating loss carryforwards	1,239,983	1,648,305	253,340
Investment loss	15,552	6,576	1,011
Provision for inventory purchase commitment	224,982	212,677	32,687
Total gross deferred income tax assets	3,352,334	3,619,212	556,263
Valuation allowance	(3,352,131)	(3,619,020)	(556,233)
Net deferred income tax assets	203	192	30
Gross deferred income tax liabilities:
Intangible assets	(8,804)	(8,804)	(1,353)
Withholding income tax	(4,215)	(4,501)	(692)
Total gross deferred income tax liabilities	(13,019)	(13,305)	(2,045)

Tax loss carryforwards of the Company’s PRC subsidiaries amounted to RMB 5,760,404 (US$ 885,358) as of December 31, 2017, of which RMB 1,206,489, RMB 637,990, RMB 1,248,889, RMB 100,902 and RMB 2,566,134 will expire if unused by December 31, 2018, 2019, 2020, 2021 and 2022, respectively.

The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$

Balance at the beginning of the year	1,311,342	2,691,684	3,352,131	515,213
Additions of valuation allowance	1,409,078	690,704	730,940	112,343
Reduction of valuation allowance	(28,736)	(30,257)	(464,051)	(71,323)
Balance at the end of the year	2,691,684	3,352,131	3,619,020	556,233

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

As of December 31, 2016 and 2017, the gross deferred income tax assets were mainly related to impairment of property, plant and equipment, provision for accounts receivables, gross tax loss carry forwards and deferred tax assets in relation to long term purchase commitment provision with the major polysilicon suppliers, a full allowance was provided due to that the Company believes it is more likely than not that the Company will be unable to generate sufficient income in the foreseeable future to utilize the remaining portion of deferred income tax assets.

As of December 31, 2016 and 2017, the Company recognized net deferred income tax assets of RMB 203 and RMB 192 (US$ 30), respectively, primarily related to the tax benefits of depreciation of property, plant and equipment. The realization of these tax benefits is dependent on the generation of sufficient taxable income. Management believes it is more likely than not that the Company will realize the benefits of deferred income tax assets, net of the existing valuation allowances as of December 31, 2016 and 2017. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The new EIT law and its relevant regulations impose a withholding income tax at 10%, unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008 and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. As of December 31, 2017, the Company has not recognized a deferred income tax liability of RMB 10,645 (US$ 1,636) for the undistributed earnings of RMB 106,447 (US$ 16,361) generated by the PRC subsidiaries as of December 31, 2017 as the Company plans to indefinitely reinvest these earnings in the PRC.

The German tax law and its relevant regulations impose a withholding income tax at 26.375% for dividends distributed by a Germany-resident enterprise to its immediate holding company outside Germany. As of December 31, 2016 and 2017, deferred income tax liabilities of RMB 4,215 and RMB 4,501 (US$ 692) was recognized for the undistributed earnings generated by a German subsidiary, respectively.

For each of the years ended December 31, 2015, 2016 and 2017, the Company did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100 (US$ 17). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The tax returns of the Company’s PRC subsidiaries for the tax years 2013 to 2017 are open to examination by the relevant tax authorities.

As of December 37, 2017, the Company adopted ASU 2015-17 issued by the FASB to simplify the presentation of deferred income taxes on the Balance Sheet Classification. Starting December 31, 2017, and as applied retrospectively to the balance sheet at December 31, 2016, deferred tax assets and liabilities, along with related valuation allowances are classified as noncurrent on the balance sheet.

(21)	Share-Based Compensation

On December 28, 2006, the Company adopted the 2006 Stock Incentive Plan (the “Plan”). The Plan provides for both the granting of stock options and other stock-based awards such as restricted shares to key employees, directors and consultants of the Company. The Plan was subsequently amended by the Company’s board of directors and shareholders to increase the number of ordinary shares that the Company is authorized to issue. The amendment did not change any other provisions of 2006 Stock Incentive Plan. As of December 31, 2017, the Company was authorized to issue 12,745,438 shares under the 2006 Stock Incentive Plan. Among these shares, up to 2,715,243 shares may be issued for the purposes of granting awards of unvested shares and up to 10,030,195 shares may be issued for the purpose of granting stock option.

Stock options

A summary of stock options activity for the years ended December 31, 2015, 2016 and 2017 is as follows:

	Number of Stock options	Weighted Average exercise price		Weighted Average remaining contractual term	Aggregate intrinsic Value

Outstanding as of December 31, 2014	6,910,812	US$	4.48
Granted	86,000	US$	0.84
Forfeited or cancelled	(453,818)	US$	(7.43)
Outstanding as of December 31, 2015	6,542,994	US$	4.23	4.49 years
Granted	817,881	US$	0.50
Forfeited or cancelled	(32,300)	US$	(5.98)
Outstanding as of December 31, 2016	7,328,575	US$	3.81	4.12 years	—
Forfeited or cancelled	(2,142,357)	US$	(5.99)
Outstanding as of December 31, 2017	5,186,218	US$	2.90	3.39 years
Vested and expected to vest as of December 31, 2017	5,186,218	US$	2.90	3.39 years
Exercisable as of December 31, 2017	4,757,278	US$	4.23	2.95 years

The weighted average option fair value of US$0.57 per share or an aggregate of US$49 on the date of grant during the year ended December 31, 2015 and the weighted average option fair value of US$ 0.34 per share or an aggregate of US$ 279 on the date of grant during the year ended December 31, 2016, was determined based on the Black-Scholes option pricing model, using the following weighted average assumptions. No stock options were granted in 2017.

	Year ended December 31, 2015	Year ended December 31, 2016

Expected volatility	76.23%~78.53%	79.77%~81.25%
Expected dividends yield	—	—
Expected term	6.25 years	5.75~6.25 years
Risk-free interest rate (per annum)	1.38%~1.40%	0.89%~1.30%
Estimated fair value of underlying ordinary shares (per share)	US$0.34~0.78	US$0.34~0.35

The Company’s calculation of expected volatility was based on the historical volatility of the Company’s stock price.

The Company accounts for stock options in accordance with ASC Topic 718, by recognizing compensation cost based on the grant-date fair value over the period during which an employee is required to provide service in exchange for the award. No income tax benefit was recognized in the consolidated statements of comprehensive loss for these share options as such compensation expenses are not deductible for PRC tax purposes. The amount of compensation cost recognized for stock options for the years ended December 31, 2015, 2016 and 2017 is as follows:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$

Cost of revenues	1,525	—	—	—
Selling expenses	2,721	659	—	—
General and administrative expenses	6,409	821	1,073	165
Research and development expenses	1,295	—	—	—
Total compensation cost recognized for stock options	11,950	1,480	1,073	165

As of December 31, 2017, US$87 (RMB 569) of unrecognized compensation expense related to stock options is expected to be recognized over a weighted average period of approximately 0.78 years.

(22)	Loss per share

Basic and diluted loss per share

For the years ended December 31, 2015, 2016 and 2017, basic and diluted loss per ADS assuming the change of ADS ration as discussed in note (27) occurred at January 1, 2014, as follows:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Numerator:
Net loss attributable to Yingli Green Energy	(5,600,526)	(2,097,654)	(3,318,028)	(509,971)
Denominator:
Weighted average ordinary shares outstanding	181,763,770	181,763,770	181,763,770	181,763,770
Basic and diluted loss per share	(30.81)	(11.54)	(18.25)	(2.80)

Weighted average ADS outstanding	18,176,377	18,176,377	18,176,377	18,176,377
Basic and diluted loss per ADS	(308.12)	(115.41)	(182.55)	(28.06)

The following table summarizes potential common shares outstanding excluded from the calculation of diluted loss per share for the years ended December 31, 2015, 2016 and 2017, because their effect is anti-dilutive:

	Year ended December 31,
	2015	2016	2017

Shares issuable under stock options and restricted shares	6,542,994	7,328,575	5,186,218

(23)	Related-Party Transactions

For the years presented, in addition to the transactions described in note (9), note (10), note (14), and note (15), the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$

Sales of products to related parties (note (a))	632,296	334,841	671,093	103,145
Purchase of raw materials and services from related parties (note (b))	656,091	441,461	550,945	84,679

	Year ended December 31,
	2016	2017
	RMB	RMB	US$

Accounts receivable from related parties (note (a))	538,222	513,344	78,900
Prepayments to related party suppliers (note (b))	173,631	80,551	12,380
Other amounts due from related parties (note (c))	619,705	691,323	106,254
Total due from related parties - current	1,331,558	1,285,218	197,534

Long-term portion of amounts due from related party (note (d))	32,332	32,000	4,918

Prepayments for construction of property, plant and equipment to related party suppliers (note (e))	130	420	65
Total other due from related parties	130	420	65

Amounts due to related parties (note (b))	(393,063)	(313,780)	(48,227)
Short-term sales lease back and financing lease payable due to related parties	(51,808)	(106,424)	(16,357)
Total due to related parties - current	(444,871)	(420,204)	(64,584)

Long-term sales lease back and financing lease payable due to related parties (note (i))	(267,367)	(220,915)	(33,954)

Notes:

(a)

The Company sold products of RMB 584,033, RMB 322,646 and RMB 526,989 (US$ 80,997) to the subsidiaries of Yingli Group for the years ended December 31, 2015, 2016 and 2017, respectively. The Company sold PV modules of RMB 5,365, nil and nil to its affiliate, Tibetan Yingli, for the years ended December 31, 2015, 2016 and 2017.

In 2017 the Company received RMB 20 million from a related party in payment of an accounts receivable balance that was fully reserved in a prior year, and recorded the recovery as a reduction of general and administrative expense.

(b)	The balance as of December 31, 2016 and 2017 mainly represents the prepayments to subsidiaries of Yingli Group for the purchase of raw materials and receipt of services. The Company purchased raw materials of RMB 401,690, RMB 204,436 and RMB 265,897 (US$ 40,868) from the subsidiaries and an affiliate of Yingli Group for the years ended December 31, 2015, 2016 and 2017, respectively. The company purchased services of RMB 239,060, RMB 235,448 and RMB 285,048 (US$ 43,811)) from the subsidiaries of Yingli Group and the Company’s affiliate for the years ended December 31, 2015, 2016 and 2017, respectively. The amount of transaction mentioned above included value-added tax.

In March 2017, the Company signed two lease agreements with Yingli Group to rent the R&D lab and equipment that will be used in the research and development of new PV products, the annual rental fee was RMB 7,027 (US$ 1,199) and RMB 19,658(US$ 3,021), respectively.

(c)	Other amounts due from related parties consists of the following:

	Year ended December 31,
	2016	2017
	RMB	RMB	US$

Loans to Yingli Group and its subsidiaries (i)	399,677	318,988	49,028
Receivables for disposal of subsidiaries (ii)	146,606	208,106	31,985
Receivables for liquidation of an affiliated company (note 9(e))	—	99,340	15,268
Others receivables from miscellaneous transactions	73,422	64,889	9,973
	619,705	691,323	106,254

(i)

Hainan Yingli made one-year entrusted loans of RMB 50,000, RMB 25,000 and RMB 40,000 in 2012, 2013 and 2014, to a subsidiary of Yingli Group at an interest rate of 5.4%, 6.0% and 6.0% per annum, respectively, and collected RMB 65,000 and RMB 10,000 and nil in 2013, 2014 and 2015 for the above mentioned loans, respectively. In 2015, Yingli Group disposed the 100% equity interest in the aforementioned subsidiary to a third party and the balance of RMB 40,000 was reclassified to other receivable.

In 2014, Hainan Yingli made another one-year entrusted loan of RMB 18,000 at an interest rate of 6% per annum to a subsidiary of Yingli Group, which was collected in full by Hainan Yingli in December 2015.

In 2015, Yingli Tianjin made a one-year entrusted loan of RMB 2,000 at an interest rate of 5.35% per annum to Tianjin Yingli PV Power Plant technology development Co., Ltd., a subsidiary of Yingli Group. As of December 31, 2016 and 2017, the Company did not withdraw the entrusted loans.

In 2015, Yingli Tianjin made several one-year entrusted loans of RMB 49,800 at an interest rate of 5.6% per annum to Yingli (Tianjin) International Trading Ltd. (“TJ International Trading”), a subsidiary of Yingli Group. As of December 31, 2016 and 2017, the Company did not withdraw the entrusted loans.

In 2016, the Company also made interest free loans of RMB 347,877 to Yingli Group and its subsidiaries. The main purpose of these loans is to allow Yingli Group and its subsidiaries have enough capital to complete their long-lived assets under construction, such as project assets, and then dispose these assets to settle the Company’s historically cumulated receivables due from Yingli Group and its subsidiaries.

In 2017, total loans to Yingli Group and its subsidiaries decreased by RMB 80,689 (US$12,402), including: (i) Yingli Group and its subsidiaries repaid partial loans of RMB 27,799 (US$4,273); (ii) with the disposal of one subsidiary of the Company as disclosed in note 2(b), the loans of RMB 48,020 (US$7,381) owned by the disposed subsidiary was derecognized accordingly, (iii) the Company also signed an agreement with Yingli Group to net off the payables and receivables between each other with RMB 4,870 (US$748).

(ii)

In 2014, the Company disposed all its equity interest in its subsidiary Yingli (Tianjin) International Trading Ltd. (“TJ International Trading”) to Tianjin Yingli Bubalus Logistics Co., Ltd., which is a subsidiary of Yingli Group. The total consideration was of RMB 134,167 and gains of RMB 22,271 was recorded in other income. As of December 31, 2016 and 2017, the related proceeds for the disposal have not been collected.

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

In 2017, the Company disposed all its interest in its subsidiary Guangxi Yingli Yuansheng Construction Co., Ltd. to Yingli Group for the consideration of RMB 61,500 (US$ 9,452), which were recorded in due from related parties, and gains of RMB 8,639 (US$ 1,328) was recorded in “Other income” as of December 31, 2017.

(d)	In 2012, Yingli Lixian entered into a financial lease with a subsidiary of Yingli Group, and paid RMB 4,490 and RMB 7,510 deposits during the years ended December 31, 2012 and 2013, respectively, for guarantee of the transaction. In 2012, Fine Silicon entered into a financial lease with a subsidiary of Yingli Group, and paid RMB 10,000 deposits for guarantee of the transaction. In August 2013, Yingli China entered into a sales-lease back transaction with a subsidiary of Yingli Group and paid RMB 10,000 deposits for guarantee of the lease. These deposits will be returned when the transactions are completed and were recorded in long-term portion of amounts due from a related party as of December 31, 2016 and 2017.

(e)	The balance as of December 31, 2016 and 2017 mainly represents the prepayments to subsidiaries of Yingli Group for the construction of plants, which is included in property, plant and equipment in the Consolidated Balance Sheets.

(f)	The Company entered into entrusted construction contract with Yingli PV Group. Under the general term of the contract, Yingli PV Group built 23 project assets of 222.4MW in total for the Company with total amount of RMB 825,748 in 2014. In September 2015, the Company entered into an agreement with Yingli PV Group to terminate the above-mentioned construction contract and deconsolidated all the project assets under the VIE structure. The loss of RMB 6,852, which was the difference between the consideration of RMB 554,452 and the net book value of the VIEs of RMB561,304, (comprised of total assets of RMB 1,886,045 net of related liabilities of RMB 1,324,741, of was recognized in the Consolidated Statements of Comprehensive Loss upon the disposal of VIE in 2015. Upon disposal, accounts receivables from these VIEs due to sales of PV modules were reclassified from accounts receivables from subsidiaries, which was eliminated when preparing the consolidation, to accounts receivables from related parties; meanwhile, RMB 554,452 of receivables in relation to consideration of disposal of VIE from related parties were net-off by payables to the related parties for the initial capital injection into the VIEs when VIE were incorporated.

(g)	The Company pledged its assets of total amount of RMB 147,600 and RMB 103,599 (US$ 15,923), and provided guarantee to back up the RMB 781,830 and RMB 264,368 (US$ 40,633) bank borrowing of Yingli Group as of December 31, 2016 and 2017, respectively.

(h)	The Company received guarantee from the Yingli Group of total amount of RMB 2,263,334 and RMB 2,401,181 (US$ 369,055) as of December 31, 2016 and 2017, respectively.

(i)	The Company entered into several financing lease agreement with related party controlled by Yingli Group. As of December 31, 2016 and 2017, the total outstanding payable within one year was RMB 51,808 and RMB 106,424 (US$ 16,357) over one year was RMB 267,367 and RMB 220,915 (US$33,954), respectively.

(24)	Commitments and Contingencies

(a)	Commitments

As of December 31, 2017, commitments outstanding for the purchase of property, plant and equipment approximated RMB 1,021.9 million (US$ 157.1 million).

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

A portion of the Company’s multi-year supply agreements are structured as “take or pay” arrangements which allow the supplier to invoice the Company for the full purchase price of polysilicon the Company is obliged to purchase each year at predetermined prices, whether or not the Company actually ordered the required volume, purchase obligations under “take or pay” arrangements are as follows:

Year ended December 31,	RMB	US$
2018	382,570	58,800
2019	663,488	101,976
2020	663,488	101,976
2021	663,488	101,976
2022	663,488	101,976
Thereafter	2,529,340	388,752
Total	5,565,862	855,456

The purchase prices under the multi-year supply agreements are subject to adjustments, taking into consideration the spot market price, the cost to produce the polysilicon, among other things. The Company purchased polysilicon from Supplier B in the amount of RMB 461,515, RMB 238,182 and RMB 172,433 (US$ 26,502) under the “take or pay” arrangements during 2015, 2016 and 2017, respectively.

Besides the “take or pay” arrangements, future minimum obligations under other polysilicon supply agreements with Supplier C amounted to RMB 2,369,527 (US$ 364,190) as of December 31, 2017. The Company purchased polysilicon in the amount of RMB 248,496, RMB 219,991 and RMB 496,250 (US$ 76,272) under the multi-year supply agreements during 2015, 2016 and 2017, respectively. Provision of RMB 10,672 and RMB 3,618 (US$ 556) was provided against prepayments to Supplier C for year ended December 31, 2016 and 2017, please refer to note (18).

In terms of the supply agreement with Supplier A, it is impractical for the Company to execute the agreement because of the events such as anti-dumping and anti-subsidy investigations into solar-grade polysilicon imported from the U.S. and South Korea launched by the Ministry of Commerce of the PRC in July 2012 that have occurred are beyond the management’s control. As of December 2017, all prepayments of Supplier A was provided with full impairment provision, please refer to note (18).

(b)	Contingencies

(i)	On September 1, 2017, one of the holders (the “Note Holder”) of the MTNs issued by Tianwei Yingli, filed a lawsuit against Tianwei Yingli in the People's Court of Jianye District of Nanjing City to recover the amount due under such MTNs. The claimed principal amount of the MTNs held by the Note Holder is alleged to be RMB65.7 million, representing approximately 3.7% of the total amount of the MTNs that are still outstanding. The Note Holder claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB74.4 million and bear costs relating to the lawsuit. Tianwei Yingli has been vigorously defending its rights in court while continuing to seek a mutually beneficial solution out of court. Tianwei Yingli objected to the jurisdiction of the People's Court of Nanjing Jianye District, and after the objection was overruled, appealed the decision to Nanjing Intermediate People’s Court. On January 12, 2018, Tianwei Yingli received the verdict from Nanjing Intermediate People’s Court, ruling that the People's Court of Nanjing Jianye District shall have jurisdiction over this dispute As of December 31, 2017, the Company has accrued all interest and overdue penalty as claimed by the MTN holder.

(ii)	On March 29, 2018, Yingli China received a notice from local court, informing Yingli China that one of financial creditors of Yingli China, filed a lawsuit against Yingli China, claiming Yingli China should immediately repay its outstanding loan to this creditor, with a full amount of RMB 106 million, including the principal of RMB 98 million and the interest of RMB 8.37 million. Yingli China will vigorously defend its rights in court while continuing to seek a mutually beneficial solution out of court. As of December 31, 2017, the Company has accrued all interest as claimed.

(iii)	On April 26, 2018, one supplier of the Company filed a request for arbitration of its claim against Yingli Green Energy Holding Co., Ltd. (“YGEIT”, one subsidiaries of the Company) with the London Court of International Arbitration (LCIA). In the request for arbitration, this supplier seeks reliefs mainly including: 1) Declaring that Yingli has breached the long-term polysilicon supply contract, 2) Awarding the supplier damages in an amount presently believed to exceed US$897.5 million, plus pre- and post-award interest thereon, and 3) Granting the supplier all costs, fees and expenses it has incurred and will incur in connection with this arbitration. The Company is still in discussion with the supplier to find an amicable solution. However, according to certain terms in the long-term polysilicon supply contract, the Company believes it has basis to defend itself against the claim for liability under the contract in the arbitration. It is too early to reasonably estimate any contingent amount relating to any potential arbitration award or settlement at this current stage. Depending on the outcome, however, it is reasonably possible that the Company could be liable for damages up to the claimed amount.

(iv)	In the past years, the Company signed several agreements and amendments with a supplier to provide certain service for the Company. Due to certain quality control issues related to the supplier and substantial changes in the market, the Company and this supplier had disputes over the performance of the contracts and the Company's payments of accounts receivable to the supplier. In May 2013, the supplier informed the Company that it would like to cease the recovery service and claimed compensation. In July 2014, the Company filed litigation against this supplier for breach of contract and claimed damages against this supplier. In September 2015, the supplier also filed litigation against the Company for the default in performance of contract and claimed compensation. The Provincial High People’s Court consolidated these two disputes in January 2016, in accordance with the Company’s request. At the end of December 2016, the court issued judgments as to these two disputes and the Company was informed of the judgments in January 2017, in which the court ruled that the agreements and amendments with the supplier shall be rescinded, and the Company shall pay compensation to the supplier. All other claims of the Company and the supplier were rejected. In early 2017, both the Company and the supplier have appealed to the Supreme People’s Court ,Despite the appeal filed by the Company, as of December 31, 2016, the Company made a provision of RMB59 million, representing the entire amount awarded to the supplier by the initial judgment from the Provincial High People’s Court. The Supreme People’s Court scheduled a hearing on October 25, 2017. After the hearing, the Court granted its decision on December 30, 2017, affirmed the original judgment from The Provincial High People’s Court.

(v)	In May and June 2015, two individual plaintiffs respectively filed purported class action securities fraud lawsuits against the Company, the Company’s chairperson and chief executive officer, Mr. Liansheng Miao, and our director and chief financial officer, Mr. Yiyu Wang, in the U.S. District Court for the Central District of California, both alleging, among other things, that the Company made false and misleading statements and failed to disclose certain material financial information. In October 2015, the cases were consolidated, and the court appointed lead plaintiffs and lead counsel. In November 2015, lead plaintiffs filed a consolidated complaint. The complaint contended that the Company and certain of the Company’s officers and directors made false or misleading statements between December 2, 2010 and May 15, 2015 regarding (i) the Chinese government’s Golden Sun program, which provided subsidies for solar projects in China; and (ii) the Company’s accounts receivable attributable to Chinese customers. The complaint asserted a claim against the Company for violation of Section 10(b) of the Securities Exchange Act of 1934. The complaint also asserted a claim against Mr. Miao, Mr. Wang, and Mr. Zongwei “Bryan” Li for violation of Section 20(a) of the Exchange Act. In December 2015, the Company filed a motion to dismiss the complaint, and, on May 10, 2016, the Court granted that motion with leave to amend. On June 24, 2016, lead plaintiffs filed an amended complaint, again alleging that, between December 2, 2010 and May 15, 2015, Yingli’s officers made false or misleading statements regarding Golden Sun and accounts receivables. On August 8, 2016, the Company again filed a motion to dismiss the amended complaint, and, on March 15, 2017, the Court dismissed the amended complaint with leave to amend. The plaintiffs filed a second amended complaint on April 24, 2017. On May 26, 2017, the Company filed a motion to dismiss the second amended complaint. On August 15, 2017, the court issued an order dismissing the action against the Company with prejudice and ordering the plaintiffs to show cause why the court should not dismiss the individual defendants based on the plaintiffs’ failure to timely serve the individuals. Plaintiffs filed a response on August 18, 2017 stating that they do not oppose dismissal of the individual defendants without prejudice. On August 21, 2017, the court issued an order dismissing the individual defendants without prejudice. Also on August 21, 2017, the court issued a judgment dismissing plaintiffs’ claims on the merits and awarding costs to the Company. On September 15, 2017, the plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Nineth Circuit. On April 4, 2018, the parties reached an agreement to settle the action on a class-wide basis for US$ 1,200 , plus the costs of administering the settlement, subject to the execution of a definitive settlement agreement and court approval.Accordingly, the Company recorded an accrual for the amount of settlement in the year ended December 31, 2017.

(vi)	In October 2013, the Company received notice of an antitrust filed by Energy Conversion Devices Liquidation Trust (“ECD”), through its liquidating trustee, against the Company and two other China-based photovoltaic panel manufacturers in the U.S. District Court of the Eastern District of Michigan. ECD alleges a wide-ranging conspiracy among the Company and other two Chinese photovoltaic panel manufacturers, their suppliers, banks and the Chinese government to destroy ECD and the U.S. solar industry by flooding the market with cheap photovoltaic panels. On October 31, 2014, the Court granted the Company’s joint motion to dismiss the case. In November 2014, the plaintiff filed a motion for reconsideration and a second motion to amend or alter the judgement and for leave to file an amended complaint, both of which were denied by the Court in September 2015. ECD appealed to the U.S. Court of Appeals for the Sixth Circuit, which unanimously affirmed the trial court’s dismissal of ECD’s claims in August 2016. ECD filed a petition for a writ of certiorari to the U.S. Supreme Court, which was denied on April 17, 2017, ending the litigation.

(vii)	In October 2012, the Company received notice of an antitrust and unfair competition lawsuit filed by Solyndra, LLC (“Solyndra”, a U.S.-based solar company) against the Company and two other China-based photovoltaic panel manufacturers in the U.S. District Court of the Northern District of California. The Company filed its joint motion to dismiss all of Solyndra’s claims with the co-defendants in March 2013. On April 9, 2014, the Company received an order denying defendants’ joint motion to dismiss Solyndra’s claims. In February 2016, the Company entered into an agreement to settle these claims (“the Settlement Agreement”). According to the Settlement Agreement, i) the Company together with Yingli Green Energy Americas, Inc. (“Yingli Americas”, one subsidiaries of the Company), shall pay US$7.5 million to settle Solyndra’s claims; ii) the Company shall be obligated to pay to Solyndra additional cash of US$10 million, if the annual total sales of PV modules from the Company and its subsidiaries to the United States and Canada equals or exceeds 800 megawatts in any single calendar year from 2016 to 2018. The aforementioned lawsuit against the Company will be dismissed with prejudice, and under the Settlement Agreement, Solyndra has released the Company and all of its affiliates from any further claims based on the same or any related facts or allegations. This settlement is subject to approval by the bankruptcy court handling Solyndra’s bankruptcy case. Therefore, provision of settlement fee of US$ 7.5 million (RMB 48.7 million) has been provided as of December 31, 2015 and was recorded in “Payables due to settlement of claims” and “General and administrative expenses” to the “Consolidated Statements of Comprehensive Loss”, no provision was made against the additional of US$10 million (RMB 64.8 million) since it is not probable that a liability has been incurred. The payment US$7.5 million was made in 2016.

(25)	Intangible Assets

As of December 31, 2016 and 2017, the Company’s intangible assets consisted of the followings:

	December 31, 2016
	Weighted average amortization period	Gross carrying Amount	Accumulated amortization	Impairment	Intangibles, net
	Years	RMB	RMB	RMB	RMB	US$

Trademark	—	57,672	—	—	57,672	8,307
Technical know-how	5.7	209,084	(208,646)	—	188	63
Customer relationship	5.8	66,671	(66,671)	—	—	—
Order backlog	1.3	23,274	(23,274)	—	—	—
Short-term supplier agreements	0.5	4,303	(4,303)	—	—	—
Long-term supplier agreements	9	137,820	(6,643)	(131,177)	—	—
Total		498,824	(309,287)	(131,177)	57,860	8,893

	December 31, 2017
	Weighted average amortization period	Gross carrying Amount	Accumulated amortization	Impairment	Intangibles, net
	Years	RMB	RMB	RMB	RMB	US$

Trademark	—	57,672	—	—	57,672	8,864
Technical know-how	5.7	209,084	(208,396)	—	188	29
Customer relationship	5.8	66,671	(66,671)	—	—	—
Order backlog	1.3	23,274	(23,274)	—	—	—
Short-term supplier agreements	0.5	4,303	(4,303)	—	—	—
Long-term supplier agreements	9	137,820	(6,643)	(131,177)	—	—
Total		498,824	(309,287)	(131,177)	57,860	8,893

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

The aggregated amortization expense for intangible assets for the years ended December 31, 2015, 2016 and 2017 is as follows:

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$

Technical know-how	250	250	250	38

As of December 31, 2017, the estimated amortization expense for the next five years is as follows:

December 31, 2017
RMB
2018	188
2019	—
2020	—
2021	—
2022	—

(26)	Geographic Revenue Information

The following summarizes the Company’s revenue from the following geographic areas (based on the location of the customer):

	Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
PRC (excluding HK SAR, Macau and Taiwan)	4,078,476	4,932,284	6,421,123	986,909
HK SAR	4,125	7,085	1,992	306
United States of America	1,248,536	513,690	223,229	34,310
Japan	2,723,800	2,363,239	737,813	113,400
Europe	1,437,946	221,776	386,266	59,368
India	(202)	18,970	330,738	50,834
South Korea	2,440	2,074	10,830	1,664
Other countries	470,665	316,981	251,733	38,690
Total net revenues	9,965,786	8,376,099	8,363,724	1,285,481

(27)	Change of ADS ratio

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

The Company evaluated subsequent through the date on which these financial statements were issued. There were no material subsequent events.

(29)	Restricted Net Asset Parent Only Financial Information

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings. if any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC companies can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. Relevant rules require annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion was greater than 25% threshold of the Group’s total consolidated net deficits as of December 31, 2017. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

The separate condensed financial statements of Yingli Green Energy Holding Company Limited as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323. Such investment is presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries.” The condensed financial information of Yingli Green Energy Holding Company Limited has been presented for the period from January 1, 2015 to December 31, 2017.

The subsidiaries did not pay dividend to the Company for the period presented.

Except as disclosed in the consolidated financial statements as presented above, the Company did not have any significant contingency, commitment, long term obligation, or guarantee as of December 31, 2017.

Condensed Balance Sheets

(Amounts in thousands)

	December 31, 2016	December 31, 2017
	RMB	RMB	US$
ASSETS

Current assets:
Cash	453	1,184	182
Amounts due from related parties	2,775,520	2,639,708	405,716
Prepaid expenses and other current assets	178,438	171,362	26,338
Total current assets	2,954,411	2,812,254	432,236
Investments and loans to subsidiaries	—	—	—
Total assets	2,954,411	2,812,254	432,236

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Amounts due to related parties	3,214,114	3,066,825	471,362
Other current liabilities and accrued expenses	32,596	43,625	6,705
Total current liabilities	3,246,710	3,110,450	478,067
Non-current liabilities:
Deficit subsidiaries	8,056,078	11,184,517	1,719,029
Total liabilities	11,302,788	14,294,967	2,197,096

Shareholders’ deficit
Ordinary shares —
Par value: US$0.01
Authorized shares: 1,000,000,000
Issued shares: 187,490,478 and 187,490,478 as of December 31, 2016 and 2017, respectively
Outstanding shares: 181,763,770 and 181,763,770 as of December 31, 2016 and 2017, respectively	13,791	13,791	2,120
Additional paid-in capital	7,248,240	7,257,689	1,115,486

Treasury stock: 5,726,708 and 5,726,708 as of December 31, 2016 and 2017, respectively, at cost	(127,331)	(127,331)	(19,570)
Accumulated other comprehensive income	(54,651)	119,592	18,381
Accumulated deficit	(15,428,426)	(18,746,454)	(2,881,277)
Total shareholders’ deficit	(8,348,377)	(11,482,713)	(1,764,860)

Commitments and contingencies	—	—	—

Total liabilities and shareholders’ equity/deficit	2,954,411	2,812,254	432,236

Condensed Statements of Comprehensive Loss

(Amounts in thousands)

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Selling expenses	76,890	29,261	2,277	350
General and administrative expenses	54,101	13,087	26,405	4,058
Research and development expenses	1,295	—	—	—
Total operating expenses	132,286	42,348	28,682	4,408
Interest expense	(2,810)	(47)	(126)	(19)
Foreign currency exchange gain (losses)	12,895	4,792	(19,397)	(2,981)
Other income	406	421	426	65
Loss before income taxes	(121,795)	(37,182)	(47,779)	(7,343)
Equity in losses of subsidiaries	(5,478,731)	(2,060,472)	(3,270,249)	(502,628)
Income tax expense	—	—	—	—
Net loss	(5,600,526)	(2,097,654)	(3,318,028)	(509,971)
Foreign currency exchange translation adjustment, net of nil tax	(131,336)	(234,675)	174,243	26,780
Cash flow hedging derivatives, net of nil tax	(749)	—	—	—
Comprehensive loss	(5,732,611)	(2,332,329)	(3,143,785)	(483,191)

Condensed Statements of Cash Flows

(Amounts in thousands)

	Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
Operating activities:
Net cash used in operating activities	(32,709)	(32,459)	(668)	(103)

Investing activities:
Repayment of amounts due from subsidiaries, net	253,063	31,767	1,399	215
Net cash provided by investing activities	253,063	31,767	1,399	215
Cash flows from financing activities
Repayment of short-term borrowings	(221,109)	—	—	—
Proceeds from issuance of ordinary shares	—	—	—	—
Net cash used in financing activities	(221,109)	—	—	—
Net decrease in cash	(755)	(692)	731	112
Cash at beginning of year	1,900	1,145	453	70
Cash at end of year	1,145	453	1,184	182

Non-cash investing and financing transactions:	—	—	—	—