Form 20-F
period 2018-12-31
YINGLI GREEN ENERGY HOLDING CO LTD
filed 2019-04-30
CIK 1394029

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, par value US$0.01 per share
American Depositary Shares, each representing ten Ordinary Shares
(Title of Class)

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

☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

The following selected consolidated statement of comprehensive loss data for the years ended December 31, 2016, 2017 and 2018 and the following selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statement of comprehensive loss data for the years ended December 31, 2014 and 2015 and the following selected balance sheet data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements not included in this annual report.

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. All ADS data have been retroactively adjusted to reflect the current ADS-to-ordinary share ratio of 10 to 1 for all periods presented.

On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), by applying the modified retrospective method under which we have elected to adopt the standard applied to those contracts that were not completed at January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting practices under ASC Topic 605 “Revenue Recognition”.

	Yingli Green Energy
	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	(In thousands, except share, ADS, per share and per ADS data)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Statement of Comprehensive Loss Data
Net revenues	12,927,377	9,965,786	8,376,099	8,363,724	4,456,215	648,129
Gross profit/(loss)	2,238,245	1,187,330	1,151,873	304,764	(278,219)	(40,466)
Impairment of long-lived assets	—	(3,804,116)	(1,277,373)	(2,042,198)	—	—
Provision for/(reversal of) reserve for inventory purchase commitments- Foreign Exchange	—	(77,705)	(90,300)	82,032	(67,002)	(9,745)
Provision for prepayments in relation to inventory purchase commitments	—	(522,050)	(10,672)	(229,048)	(20,199)	(2,938)
Disposal gain/(loss) and write-off of related receivables in relation to Fine Silicon	—	1,167,317	(143,016)	—	—	—
Loss from operations	(215,194)	(4,228,025)	(1,684,865)	(2,942,863)	(1,043,014)	(151,701)
Interest expense	(1,015,871)	(977,176)	(663,217)	(663,718)	(655,884)	(95,394)
Foreign currency exchange (loss)/gain	(243,386)	(132,709)	6,000	32,903	(44,639)	(6,492)
Income tax benefit/(expense)	(89,723)	(731,191)	(12,895)	(220)	921	134
Net loss	(1,401,335)	(5,898,836)	(2,118,969)	(3,450,858)	(1,654,240)	(240,599)
Loss attributable to the non-controlling interests	(101,526)	(298,310)	(21,315)	(132,830)	(40,959)	(5,957)
Net loss attributable to Yingli Green Energy	(1,299,809)	(5,600,526)	(2,097,654)	(3,318,028)	(1,613,281)	(234,642)
Basic and diluted loss per ADS (1)	(74.87)	(308.12)	(115.41)	(182.55)	(88.76)	(12.91)
Basic and diluted loss per ordinary share	(7.49)	(30.81)	(11.54)	(18.25)	(8.88)	(1.29)
Weighted average ordinary shares outstanding
Basic	181,763,770	181,763,770	181,763,770	181,763,770	181,763,770	181,763,770
Diluted	181,763,770	181,763,770	181,763,770	181,763,770	181,763,770	181,763,770

	Yingli Green Energy
	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	(In percentages)
Other Consolidated Financial Data
Gross profit margin(2)	17.3%	11.9%	13.8%	3.6%	(6.2)%
Operating loss margin(2)	(1.7)%	(42.4)%	(20.1)%	(35.2)%	(23.4)%
Net loss margin(2)	(10.1)%	(56.2)%	(25.0)%	(39.7)%	(36.2)%

	As of December 31,
	2014	2015	2016	2017	2018
	(In thousands)
	RMB	RMB	RMB	RMB	RMB	US$
Consolidated Balance Sheet Data
Cash and cash equivalents	1,069,054	1,240,749	506,642	378,054	291,845	42,447
Accounts receivable, net	4,069,027	2,475,386	2,096,583	2,142,188	1,623,559	236,137
Inventories	2,099,082	1,484,314	1,314,834	1,133,486	478,521	69,598
Prepayments to suppliers	926,165	426,718	475,347	487,672	302,107	43,940
Accounts due from and prepayments to related parties	634,112	1,110,746	1,331,558	1,285,218	845,219	122,932
Total current assets	11,324,297	8,403,382	6,629,713	6,369,070	4,427,424	643,942
Long-term prepayments to suppliers	721,651	555,520	343,591	—	—	—
Land, property, plant and equipment, net	12,110,794	6,846,482	4,879,086	2,687,909	2,782,109	404,641
Project assets	1,369,662	720,286	672,045	483,744	460,285	66,946
Total assets	27,108,450	17,640,282	13,499,814	10,342,835	8,608,094	1,251,994
Short-term borrowings, including medium-term notes past due, and current portion of medium-term notes and long-term debt (3)	10,112,055	9,124,183	9,010,205	10,407,007	10,685,576	1,554,153
Total current liabilities	18,076,726	15,660,717	14,101,289	16,035,709	16,288,890	2,369,120
Long-term debt, excluding current portion	2,858,153	2,405,898	2,523,621	920,292	796,857	115,898
Reserve for inventory purchase commitments	1,231,701	1,322,448	1,412,748	1,330,716	1,397,718	203,290
Total liabilities	25,806,769	22,352,433	20,692,013	20,835,301	20,924,883	3,043,397
Shareholders’ equity: ordinary shares	13,791	13,791	13,791	13,791	13,791	2,006
Non-controlling interests	1,519,045	1,227,533	1,156,178	990,247	989,136	143,864
Total shareholders’ equity/(deficit)	1,301,681	(4,712,151)	(7,192,199)	(10,492,466)	(12,316,789)	(1,791,403)

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
Consolidated Operating Data
PV modules shipment (in megawatts)(4)	3,361.3	2,447.0	2,170.4	2,953.0	1,731.1

(1)	One (1) ADS represents ten (10) ordinary shares.

(2)	Gross profit margin, operating loss margin and net loss margin represent gross profit, loss from operations and net loss attributable to Yingli Green Energy, respectively, divided by net revenues.

(3)	Includes loans guaranteed or entrusted by related parties, which amounted to RMB4,671.5 million, RMB3,871.2 million, RMB4,338.3 million, RMB4,508.4 million and RMB4,625.6 million (US$672.8 million), as of December 31, 2014, 2015, 2016, 2017 and 2018, respectively.

(4)	PV modules shipment for a given period represents the total PV modules, as measured in megawatts, delivered during such period, including shipments for PV systems used for our own downstream power plants in China.

B.	Capitalization and Indebtedness

Not Applicable.

C.	Reasons for the Offer and Use of Proceeds

Not Applicable.

D.	Risk Factors

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

In the past we have relied primarily on borrowings from commercial banks to fund a significant portion of our capital expenditures and working capital needs, and we may not be able to continue to do so in the future. Substantial doubt exists as to our ability to continue as a going concern primarily due to the following factors:

•           We have incurred significant net losses in recent years. For the years ended December 31, 2016, 2017 and 2018, our net loss was RMB2.1 billion, RMB3.5 billion and RMB1.7 billion (US$240.6 million), respectively.

•           As of December 31, 2018, we had a total shareholders’ deficit attributable to shareholders of Yingli Green Energy of RMB13.3 billion (US$1.9 billion) and a deficit in working capital of RMB11.9 billion (US$1.7 billion).

•           As of December 31, 2018 and the date of this annual report, Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), one of our major manufacturing subsidiaries, had RMB2,226.5 million (US$323.8 million) and approximately RMB2,273.0 million (US$330.6 million) medium term notes overdue, including principal and interest, respectively.

•           As of December 31, 2018, we had RMB1,107.1 million (US$161.0 million) of short-term borrowings overdue, included principal of RMB920.1 million (US$133.8 million) and interest of RMB187.0 million (US$27.2 million). As of the date of this annual report, we had RMB 3,663.8 million (US$532.9 million) of short-term borrowings overdue, included principal of RMB3,332.7 million (US$484.7 million) and interest of RMB331.1 million (US$ 48.2 million), respectively.

•           As of December 31, 2018, except for those loans and debts that were overdue as mentioned above, we had total short-term borrowings of RMB8,008.5 million (US$1,164.8 million) that were expected to be due within one year.

Our ability to continue as a going concern is dependent upon our continued operations, which in turn is dependent upon our ability to meet our financial requirements, maintain and improve our liquidity and financial position, and the success of our future operations, which in turn, are subject to various risks discussed herein including, among others, risks relating to our ability to maintain and improve our liquidity and financial position (see “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We may not be able to work out a viable debt restructuring plan, our other measures to maintain and improve our liquidity and financial position may not be successful, and even if we work out a debt restructuring plan, you may still lose the entire value of your investment in our ordinary shares and ADSs”), as well as risks relating to economic conditions in our target markets as well as the supply and prices of PV modules in the market. The audited consolidated financial statements included in this annual report on Form 20-F were prepared on the basis of our continuing as a going concern. Facts and circumstances including recurring losses, negative working capital, uncertainties as to the repayment of debts; and progress of debt restructuring plan raise substantial doubt about our ability to continue as a going concern. Likewise, the report of our independent registered public accounting firm includes a qualification that there is substantial doubt about our ability to continue as a going concern. The audited financial statements do not include any adjustments that might result from the outcome of these uncertainties. If we become unable to continue as a going concern, we may have to liquidate our assets, and the value we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our audited consolidated financial statements. Our lack of cash resources and our potential inability to continue as a going concern may materially and adversely affect the price of our ADSs and our ability to continue our operations.

We may not be able to work out a viable debt restructuring plan, our other measures to maintain and improve our liquidity and financial position may not be successful, and even if we work out a debt restructuring plan, you may still lose the entire value of your investment in our ordinary shares and ADSs.

While we are currently exploring a variety of measures to maintain and improve our liquidity and financial position (see “Item 5.B. Liquidity and Capital Resources—Liquidity and Going Concern”), we cannot assure you that any of these measures will be successful.

We renewed or rolled over a portion of our short-term bank and other borrowings upon their maturity dates during 2018 with additional conditions imposed by the lenders for such renewals and rollovers. We have been actively negotiating with our lending banks for further extension of some short-term bank borrowings due in 2019. However, as of the issuance date of this annual report, we have not received the consent of our major lending banks to further extend the remaining portion of our short-term bank borrowings with a total principle amount of RMB2,389 million which became due in March and April 2019. Therefore, we are in payment default on these short-term bank borrowings, which have triggered cross defaults under our borrowings from other lenders. While as of the date of this annual report, we are not aware of any legal action taken by our lending bank or our other lenders against us, we cannot assure that these banks will not take any legal actions against us in the future. We plan to continue our discussion with our lending banks to work out a solution to our debt repayment issue in conjunction with the discussions relating to our debt restructuring.

In order to ultimately resolve our debt repayment issues and improve our liquidity and debt structure, we have been in active discussion with our creditors about potential debt restructuring plans. As of the date of this annual report, while alternative debt restructuring plans have been prepared and discussed among us, our major creditors and potential new investors, we have not received any binding proposal from any party with respect to the debt restructuring and we have not made any decision to engage in any particular transaction with respect to the debt restructuring. While we are aware that our major creditors are working on a framework of the debt restructuring for the approval of the State Council of the People’s Republic of China, which may include conversion of our debts owed to these creditors into their equity interests in our major subsidiaries, we cannot assure you as to the timing or detailed content of such proposal, and such proposal is likely to require us to transfer all of our operating business and assets to our creditors to settle our debts. As of the date of this report, we noted that the major creditors were actively communicating with related governmental authorities for the framework of the debt restructuring plan. We cannot assure you if any proposed debt restructuring plan will be approved by the State Council of the People’s Republic of China, or agreed to by all of our creditors either or be acceptable to us as determined by our board of directors and the special committee of our board in charge of the debt restructuring (the “Special Committee”). We cannot assure you that any proposed debt restructuring plan will leave any value for our shareholders, either.

We have been in default of our payment obligations under various financing arrangements. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We used to be overdue, and are still overdue, in a substantial amount of our payment obligations under various financing arrangements, all of which could materially and adversely affect our liquidity and our creditworthiness to borrow or obtain other financings.” While we have persuaded many of our creditors to refrain from enforcing our debt payment obligations or initiate any bankruptcy, liquidation or similar proceeding against us (including any of our major subsidiaries) in any jurisdiction before a viable debt restructuring plan is adopted and approved by all relevant parties, we cannot assure you, however, that we will always be successful in persuading all of our creditors to observe such voluntary forbearance. As we announced on September 1, 2017, one of the holders (the “Note Holder A”) of RMB65.7 million principal amount of the MTNs filed a lawsuit against Tianwei Yingli in a PRC court to recover the amount due under such MTNs, and on May 18, 2018, the court ruled that Tianwei Yingli should repay the remaining principle and overdue penalty in the aggregate amount of RMB74.4 million to the Note Holder A. We are now in the process of negotiation with the Note Holder A in order to find an amicable solution. On April 26, 2018, December 18, 2018, and January 2, 2019, three other holders of RMB 110 million, RMB 60 million, and RMB 300 million principal amounts (the “Note Holder B, C and D”) of the MTNs filed lawsuits against Tianwei Yingli separately in different PRC courts. On April 12, 2019, a PRC court made a judgment that Tianwei Yingli should repay principal and interest in the aggregate amount of RMB 318 million as well as overdue penalty (calculated at the daily interest rate of 0.021% for the period from May 13, 2016 until full repayment of the principal and interest) to Note Holder D and bear majority of costs relating to the lawsuit. In addition, on April 16, 2019, another PRC court made a judgment that Tianwei Yingli should repay principal, interest, and part of the overdue penalty in the aggregate amount of RMB 76 million as well as further overdue penalty (calculated at the daily interest rate of 0.021% for the period from November 17, 2018 until full repayment of the principal and interest) to Note Holder C and bear costs relating to the lawsuit. We decided not to appeal the two judgments in favor of Note Holder C and D. The lawsuit filed by Note Holder B is ongoing, and we have not received any effective judgment for the lawsuit yet. Tianwei Yingli has been vigorously defending its rights in courts while continuing to seek a mutually beneficial solution with all these Note Holders out of court. On March 29, 2018, Yingli China received a notice from a local court that one of its financial creditors filed a lawsuit against it, requiring immediate debt payment in the amount of RMB106 million. Yingli China plans to vigorously defend its rights in court while continuing to seek a mutually beneficial solution out of court. Our negotiations with our various creditors may not be successful. Our creditors may file additional lawsuits against us or even file petitions for the bankruptcy of us or our subsidiaries within and outside of China.

If we cannot work out a viable debt restructuring plan, renew or rollover our existing borrowings and persuade our creditors to observe voluntary forbearance before a debt restructuring plan is adopted and approved by all relevant parties, we may not be able to maintain and improve our liquidity and continue our normal business operation. In addition, given our current financial condition, it is possible for our board of directors and the Special Committee to conclude that they will not be able to work out a debt restructuring plan that preserves some value for our shareholders without compromising the interests of our creditors, in which case they may approve a debt restructuring plan that disposes all of our business and assets to our creditors without leaving any value for our shareholders. In any of these scenarios, you may lose the enire value of your investment in our ordinary shares and ADSs.

Our ADSs were delisted from the New York Stock Exchange and are currently traded on the OTC Pink Sheets market maintained by the OTC Market Group, Inc., which involves additional risks compared to being listed on a national securities exchange.

Trading in our ADSs was suspended and removed from listing on the New York Stock Exchange in July 2018. Although our ADSs are now quoted on the OTC Pink Sheets market maintained by the OTC Market Group, Inc. under the trading symbol “YGEHY,” the lack of an active market may impair the ability of holders of our ADSs to sell their ADSs at the time they wish to sell them or at a price that they consider reasonable. The lack of an active market may also reduce the fair market value of our ADSs. Furthermore, because of the limited market and generally low volume of trading in our ADSs, the price of our ADSs could be more likely to be affected by broad market fluctuations, general market conditions, fluctuations in our operating results, changes in the markets’ perception of our business, and announcements made by us, our various creditors, competitors, parties with whom we have business relationships and other parties that may be involved in our debt restructuring process.

Adverse economic conditions in our target markets as well as an increased supply of PV modules have had and may continue to have a material adverse effect on our profitability and results of operations.

Demand for our products substantially depends on general economic conditions in our target markets. The economies of many countries around the world, including those in our target markets, experienced a period of slow economic growth and adverse credit market conditions as a result of the global financial crisis in 2008 and 2009 and the subsequent sovereign debt crisis in Europe. As PV projects generally require significant upfront capital expenditures, our customers historically have relied on financing for the purchase of our products. As a result of weakened macroeconomic conditions and in particular adverse credit market conditions, our customers experienced difficulty in obtaining financing on attractive terms or at all. As a result, growth rate of demand for PV modules has declined significantly since the fourth quarter of 2008. Although credit market conditions have improved since the second quarter of 2009, which contributed to an increase in demand for our products, demand for our products slowed again in the first and fourth quarters of 2011, the third quarter of 2012, the first quarter of 2013, the first quarter of 2014, the first quarter of 2015, the third quarter of 2016, the first quarter of 2017 and the third quarter of 2017. This slowed demand was primarily caused by seasonal factors, including challenging weather conditions and holidays, as well as the adjustments to subsidies and economic incentives for PV installations as part of government austerity measures in many countries. Since the middle of 2015, due to our tight operating cash flow, we had to reduce the utilization rate of our production facilities, which negatively affected our ability to meet market demands in certain quarters of 2015, 2016, 2017 and 2018. Even though demand for our products significantly increased in the second quarter of 2017 mainly driven by rush installation before FIT reduction in China on June 30, 2017, the demand dropped significantly starting from the third quarter of 2017 as the FIT reduction in China after June 30, 2017.

Furthermore, on May 31, 2018, NDRC, Ministry of Finance, and NEA released a notification to cut the FIT by RMB0.05 starting from June 1, 2018 and suspended the quota for ground-mounted power plants in 2018. As a result, the demand of China market and the price of PV module significantly declined in the third quarter of 2018. After May 31, 2018, the government made great efforts to support the smooth transition of the market from a policy-driven to a grid parity one, especially the NEA held the Solar Industry Symposium at the beginning of November 2018 and stated that the government will continue to provide subsidy for solar electricity until 2022 and the cutoff will not be once for all. As a result, the demand of China market rebounded in the fourth quarter of 2018. In addition, overall supply of PV modules has increased due to production capacity expansion by PV module manufacturers worldwide in recent years which, together with increasingly severe market competition, resulted in lower prices for PV modules beginning in the fourth quarter of 2008. The decrease in the average selling price of our PV modules caused our gross profit margin to decrease significantly from 16.7% for 2011 to negative 3.2% for 2012. While we achieved gross profit of 10.9% for 2013, 17.3% for 2014, 11.9% for 2015, 13.8% for 2016, 3.6% for 2017, we continued to incur operating and net losses in 2013, 2014, 2015, 2016, 2017. In 2018, mainly due to the continuing decline of price for PV modules in China, our gross profit margin decreased to negative 6.2% in 2018 and we still experienced operating and net losses. There can be no assurance that the demand for our products will increase or remain at the current level or such demand will not decline again in the near future, or our cost saving efforts will improve our profitability or prevent our profit margin from declining further. While the average selling price of our PV modules has continuously decreased since the second quarter of 2013, it further decreased in 2015, 2016, 2017 and 2018, and there can be no assurance that we will not experience further decreases in the average selling price of our PV modules in the future or further declines in demand for our products, which may materially and adversely affect our financial condition and results of operations.

We require a significant amount of cash to fund our operations as well as meet our debt repayment obligations. If we cannot obtain additional financing and liquidity, our business, financial condition and results of operation will be materially and adversely affected.

We require a significant amount of cash to fund our operations. Since the middle of 2015, due to our tight operating cash flow, we had to reduce the utilization rate of our production facilities, which caused substantial decrease in our PV module shipments (excluding PV module shipments to our company's own downstream PV projects in China) from 3,101 MW in 2014 to 2,382 MW in 2015 and 2,117MW in 2016, while our PV module shipments increased from 2,117MW in 2016 to 2,953 MW in 2017, mainly due to the significant increase of demand in China in 2017. However, mainly due to the impact of the new FIT policy published in the end of May 2018, the market demand of China was adversely affected and our PV module shipments for full year 2018 decreased to 1,731 MW. Our net revenues also substantially decreased from RMB12.9 billion in 2014 to RMB10.0 billion in 2015, RMB8.4 billion in 2016, RMB8.4 billion in 2017 and RMB4.5 billion in 2018. This in turn had a material adverse effect on our gross profit, which decreased from RMB2.24 billion in 2014 to RMB1.19 billion in 2015, RMB1.15 billion in 2016, RMB0.30 billion in 2017 and negative RMB0.28 billion in 2018. We also recorded an impairment loss of approximately RMB3.8 billion in 2015, RMB1.3 billion in 2016, and RMB1.9 billion in 2017 respectively, for property, plant and equipment with respect to the production facilities based on the difference between carrying value and fair value of such long-lived assets, which had a material adverse effect on our results of operations. In addition, in 2017, we also recorded an impairment loss of RMB144.9 million for project assets, primarily as a result of lower than expected power output of our certain solar power stations. Our ability to increase or maintain the utilization rate of our production capacity, net revenues and gross profits and prevent any further impairment loss for our production facilities will depend to a significant degree on our ability to obtain sufficient amount of additional cash and liquidity to fund our operations. We also require a significant amount of cash to meet our debt repayment obligations. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — There is substantial doubt as to our ability to continue as a going concern” and “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We may not be able to work out a viable debt restructuring plan, our other measures to maintain and improve our liquidity and financial position may not be successful, and even if we work out a debt restructuring plan, you may still lose the entire value of your investment in our ordinary shares and ADSs”.

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

We have relied primarily on borrowings from commercial banks in China to fund a significant portion of our capital expenditures and working capital needs, and we expect to continue doing so in the future. We have a significant amount of debts and debt service requirements. As of December 31, 2018, we had RMB10,685.6 million (US$1,554.2 million) in outstanding short-term borrowings (including the current portion of long-term debt, and MTNs past due), and RMB796.9 million (US$115.9 million) in outstanding long-term debt (excluding the current portion). This level of debt has had and may continue to have material adverse effect on our business, financial condition and results of operations, including:

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

We are in payment defaults under certain short-term borrowings and in breach of certain financial covenants, such as debt-to-asset ratios, under certain of our loan agreements with commercial banks in China. For detailed information, please see “Item 5.B. Liquidity and Capital Resources—Cash Flows and Working Capital.” In addition, we have obtained financing through other arrangements, such as failed sale and lease back of certain machinery and equipment and financing in the form of sale and repurchase of certain equity interest in its subsidiary, in substance, they are financing in nature and recorded as liabilities. We have failed to fulfill our payment obligations under some of these arrangements in the past. In November 2012, a third party (“Party A”) contributed RMB 100.0 million to Hainan Yingli to acquire 5.825% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB100.0 million plus 5% annual interest in 5 years. The contribution made by Party A was recorded as a liability. In November 2017, Yingli China failed to repurchase the equity interest from the investor. As of December 31, 2018, Yingli China still did not pay the RMB 100.0 million. As a result, as of December 31, 2018, the RMB100.0 million payment obligation together with interest payables accrued of RMB 30.5 million (US$ 4.4 million) was recorded under "Payables to non-controlling interest holders" in the Consolidated Balance Sheets. We are still in negotiation with the third Party about the extension of the payment schedule under the relevant agreements. In August 2013, another third party (“Party B”) contributed RMB 100.0 million to Hainan Yingli to acquire 5.50% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 100.0 million plus 6.15% annual interest in 2 years. The contribution made by Party B was recorded as a liability. In August 2015, Yingli China failed to repurchase the equity interest from the investor. As of December 31, 2018, Yingli China still didn’t pay the RMB 100.0 million the RMB 100.0 million payment obligation together with interest payables accrued of RMB 41.3 million (US$ 6.0 million) , which were recorded under “Payables to non-controlling interest holders” in the Consolidated Balance Sheets. In January 2019, Party B filed a lawsuit against Yingli China, claiming the overdue amount of RMB 100.0 million and related interest. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings”.

We plan to vigorously defend our rights in the legal proceedings while continuing to seek a mutually beneficial solution with the minority shareholder. In November 2015, Party B contributed a land use right with fair value of RMB 728.1 million to Hainan Yingli to acquire 21.84% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 728.1 million plus benchmark interest rate within 2 months to 10 years, among which, RMB 23.0 million would be paid within two months, RMB 82.0 million would be paid within 3 year, and the remaining of RMB 623.1 million would be paid within 10 years. Because of Yingli China’s contractual obligations to purchase the equity interests from these investors, the equity contributions made by the investors plus accrued interest have been recorded as liabilities. This land use right was subsequently disposed by Hainan Yingli in December 2015. As in substance the whole arrangement is financing, proceeds received from the disposal were presented as financing activities. In January 2016, Yingli China failed to repurchase the first instalment of RMB 23.0 million with related interest. The principal of RMB 23.0 million was then paid in June 2016. The related accrued interest and penalty of RMB 1.5 million (US$ 0.2 million) was recorded in “Payables to non-controlling interest holders” in the Consolidated Balance Sheets as of December 31, 2017. In November 2018, Yingli China failed to repurchase the second instalment of RMB 82 million with related interest. The accrued interest of RMB 12.1 million (US$ 1.8 million) together with related penalty of RMB 1.4 million (US$ 0.2 million) was recorded in “Payables to non-controlling interest holders” in the Consolidated Balance Sheets as of December 31, 2018. In January 2019, Party B also filed a lawsuit against Yingli China, claiming the overdue amount of RMB 82 million, and the interest and penalty mentioned above. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings”. We plan to vigorously defend our rights in the legal proceedings while continuing to seek a mutually beneficial solution with the minority shareholder. As of December 31, 2018, the total repurchase obligation to Party B together with interest and penalty accrued recorded under current and non-current payables was RMB 238.3 million (US$34.7 million) and RMB 715.4 million (US$104.0 million), respectively. In January 2016, a third party (“Party C”) contributed RMB 23.0 million to Hainan Yingli to acquire 0.90% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 23.0 million plus 19% aggregate interest in 5 years. Based on the above repurchase schedule, including principal, interest and penalty of RMB 350.6 million and RMB 368.8 million (US$ 53.6 million) have been recorded in “Payables to non-controlling interest holders”, RMB 707.8 million and RMB 738.4 million (US$107.4 million) have been recorded in “Long-term payables to non-controlling interest holders” in the Consolidated Balance Sheets as of December 31, 2017 and 2018, respectively.

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

The scope of government incentives for solar power depends largely on political and policy developments in a given country related to environmental, economic or other concerns, which could lead to a significant reduction in or a discontinuation of the support for renewable energy sources in such country. For example, subsidies have been reduced or eliminated in some countries such as Germany, Italy, Spain, the United Kingdom, China, and Japan. In June 2012, the German government passed the PV amendment to its renewable energy law (EEG) 2012, which changed the 52 gigawatts capacity threshold, reduced the available PV rate, revised the volume-based degression schedule, and limited the amount of electricity that PV generators can export to the grid. On July 5, 2013, the Italian government discontinued feed-in tariff payments, and feed-in tariffs for new solar PV projects have not been available since July 2013. In August 2013, the National Development and Reform Commission, or the NDRC, of China adjusted feed-in tariffs for utility scale PV projects from the nationwide benchmark price of RMB1.00 per kWh to three regional variations of RMB0.90 per kWh, RMB0.95 per kWh and RMB1.00 per kWh, based on solar resources and construction costs in the relevant regions. The feed-in tariff (FIT) policy applied to all PV plants approved after September 1, 2013, and those approved before that date but not commissioned until on or after January 1, 2014. In December 2015, the NDRC issued a statement that the FIT would be further reduced by RMB0.02 to RMB0.10 per kWh for on-grid utility scale PV projects in 2016. On December 26, 2016, NDRC announced on its website the solar power tariff revisions for 2017 as follows: (i) in 2017, for solar power plants in resource zones I, II and III, the FIT shall be lowered from the 2016 rates of RMB0.80 per kWh, RMB0.88 per kWh and RMB0.98 per kWh, respectively, to RMB0.65 per kWh, RMB0.75 per kWh and RMB0.85 per kWh, respectively, representing decreases of 19%, 15% and 13%, respectively; (ii) the subsidy for distributed solar power plants shall remain unchanged at RMB0.42 per kWh; (iii) for solar power projects registered prior to 2017 and eligible for fiscal subsidies, the 2016 FIT rates shall remain applicable if they are connected to the grid and in operation by June 30, 2017; and (iv) future solar power tariffs will be revised annually in accordance with cost changes. On December 19, 2017, NDRC announced on its website solar power tariff revisions for 2018 as follows: (i) in 2018, for solar power plants in resource zones I, II and III, the FIT shall be lowered from the 2017 rates of RMB0.65 per kWh, RMB0.75 per kWh and RMB0.85 per kWh, respectively, to the 2018 rate of RMB0.55 per kWh, RMB0.65 per kWh and RMB0.75 per kWh, respectively, representing decreases of 15%, 13% and 12%, respectively; (ii) the subsidy for distributed solar power plants will be reduced to RMB 0.37 per kWh from RMB 0.42 per kWh; (iii) the subsidy for village-level poverty-alleviation distributed PV power stations (0.5 MW and smaller) will be unchanged. On May 31, 2018, NDRC, Ministry of Finance, and NEA released a notification providing new regulation for PV industry in China. According to the notification, from June 1, 2018, for solar power plants in resource zones I, II and III, the FIT were lowered to RMB0.5, RMB0.6, and RMB0.7 per kWh respectively; and for DG projects, the FIT was reduced by RMB0.05 to RMB0.32 per kWh. In March 2015, Japan’s Ministry of Economy, Trade and Industry (METI) announced the new FIT scheme for the fiscal year 2015. Under the scheme, since April 2015, Japan’s FIT level has decreased from JPY32 ($0.27) per kWh in 2014 to JPY29 ($0.24) per kWh, and further to JPY27 ($0.22) per kWh since July 1, 2015. In March 2016, METI furtherly reduced the country’s FIT by 11% for fiscal year 2016. In March 2017, METI also announced a new FIT scheme to gradually reduce the country’s FIT rate in fiscal year 2017, 2018 and 2019. In addition, in certain countries, including countries to which we export PV products, government financial support of PV products has been, and may continue to be, challenged as being unconstitutional or otherwise unlawful. A significant reduction in the scope or discontinuation of government incentive programs, especially in our target markets, would have a material and adverse effect on the demand for our PV modules as well as our results of operations.

We face risks associated with the marketing and sale of our PV products internationally, and if we are unable to effectively manage these risks, our ability to expand our business abroad will be limited.

In 2016, 2017, and 2018, 41.1%, 23.2%, and 40.6% respectively, of our total net revenues derived from our sales to customers outside of China, including customers in Japan, India, the United States, Europe, Turkey, Australia, Latin Americas and Middle East, etc. The marketing and sale of our PV products to international markets expose us to a number of risks, including, but not limited, to:

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

Although our sales to markets in Europe have significantly declined due to continuous reductions in incentives in the European market and the disturbance of trade measures initiated by the European Commission against Chinese solar companies, we still export a small number of our products to Europe. In 2018, our sales to Europe accounted for 5.0% of our total revenue, compared to 2.6% in 2016 and 4.6% in 2017.

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

Solar 1

On October 9, 2012, the U.S. Department of Commerce, or USDOC, issued final affirmative determinations with respect to its anti-dumping and countervailing duty investigations on crystalline silicon photovoltaic, or CSPV, cells, whether or not incorporated into modules, from China. On November 7, 2012, the U.S. International Trade Commission, or USITC, ruled that imports of CSPV cells had caused material injury to the U.S. CSPV industry. This decision was subsequently affirmed by the U.S. Court of International Trade, or CIT, and the U.S. Court of Appeals for the Federal Circuit (Federal Circuit). There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final. As a result of these rulings, we were required to pay cash deposits on Chinese-origin CSPV cells imported into the United States, whether alone or incorporated into modules. The announced cash deposit rates applicable to us were 13.94% (anti-dumping duty) and 15.24% (countervailing duty). We paid all the cash deposits due under these determinations.

The rates at which duties will be assessed and payable are subject to ongoing administrative reviews.

The first of these reviews was concluded on July 14, 2015, when the USDOC published its final results of the first administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As a result of these decisions, the duty rates applicable to us were revised to 0.79% (anti-dumping duty) and 20.94% (countervailing duty). The rates at which duties will be assessed and payable for the reviewed periods were appealed to the CIT. The CIT affirmed the USDOC’s remand determination as to the final results of the countervailing duty review, and no change was made to our countervailing duty rate. This decision has not been appealed to the Federal Circuit. The CIT likewise affirmed USDOC’s remand determination as to the final results of the anti-dumping duty review, and no change was made to our anti-dumping duty rate. On December 12, 2018, the Federal Circuit upheld the CIT’s decision. There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final.

The second of these reviews was concluded in June 2016 (anti-dumping duty order) and July 2016 (countervailing duty order) when the USDOC published the final results of the second administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As result of these decisions, the anti-dumping duty rate applicable to us was changed to 12.19% (from 0.79%). Because we were not subject to the second administrative review of the countervailing duty order, our countervailing duty rate remained at 20.94%. The anti-dumping duty rates at which duties will be assessed and payable for the 2013-2014 period were appealed to the CIT. The CIT affirmed the USDOC’s remand determination as to the final results of the anti-dumping duty review, which decreased the anti-dumping duty rate applicable to us to 0.00% (from 12.19%). The CIT’s decision affirming the USDOC’s determination on the anti-dumping duty rate has now been appealed to the Federal Circuit, with a decision expected in late 2019.

The third of these reviews was concluded in June 2017 (anti-dumping duty order) and July 2017 (countervailing duty order) when the USDOC published the final results of the third administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As result of these decisions, the anti-dumping duty rate applicable to us was changed to 6.98% (from 12.19%). Because we were not subject to the third administrative review of the countervailing duty order, our countervailing duty rate remained at 20.94%. The anti-dumping duty rates at which duties will be assessed and payable for the 2014-2015 period are subject to ongoing litigation at the CIT. Decisions on these appeals are not expected until mid-2019.

The fourth administrative reviews were concluded in July 2018 (both anti-dumping and countervailing duty) when the USDOC published the final results of the fourth administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. Due to these decisions, the duty rates applicable to us were changed to 15.85% (from 6.98%) (anti-dumping duty) and 10.64% (from 20.94%) (countervailing duty). The rates at which duties will be assessed and payable for the reviewed period are subject to ongoing litigation at the CIT. Decisions on these appeals are not expected until late 2019. The fifth and sixth of these reviews are ongoing and are expected to conclude in mid-2019 and mid-2020, respectively. The preliminary countervailing duty results of the fifth administrative review estimate an increased countervailing duty rate of 16.30% (from 10.64%). The preliminary anti-dumping duty results of the fifth administrative review estimate an increased anti-dumping duty rate of 44.25% (from 15.85%).

The USDOC recently initiated the sixth administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells and we are subject to both reviews. The final results of these reviews and the fifth administrative reviews of the anti-dumping and countervailing duty orders may result in duty rates that differ from the previous duty rates and cash deposit rates applicable to us. These duty rates could materially and adversely affect our U.S. import operations and increase our cost of selling into the United States.

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

The countervailing duty rate applicable to us was challenged at the CIT and we were a party to these proceedings. In September 2017, the CIT sustained USDOC’s CVD remand determination, which reduced the countervailing rate applicable to us from 38.43% to 33.58%. The case has not been further appealed and, thus, the decision is final. Several parties also appealed the scope of the Solar 2 anti-dumping and countervailing orders determined by Commerce to the CIT. The CIT affirmed Commerce’s scope determinations on July 21, 2017, and on March 12, 2019, the Federal Circuit upheld the CIT’s decision. Parties have until June 10, 2019 to seek further appeal to the U.S. Supreme Court. Otherwise, this decision will be final.

The rates at which duties will be assessed and payable are subject to ongoing administrative reviews.

Because we were not subject to the first and second administrative reviews and are not subject to the third administrative reviews of the Chinese orders, our duty rates will remain at 30.06% (anti-dumping duty) and 33.58% (countervailing duty). Although we have very limited sales of modules to the U.S. incorporating third country cells, such determinations may adversely affect our business flexibility in the U.S. market and our business in the U.S. may be materially and adversely impacted.

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

As of December 31, 2014, we recognized total liability for loss on inventory purchase commitments of RMB1,244.7 million relating to long-term fixed price polysilicon contracts with one supplier (“Supplier A”). The assessment is made by applying a methodology similar to that used in the lower of cost or market evaluation with respect to inventory. The provision was determined by using management’s best estimates of future purchase prices over the remaining terms of the contracts and applying such estimated purchase prices in the lower of cost or market evaluation. In estimating the anticipated renegotiated purchase prices, we considered the pertinent terms of each of the long-term supply contracts, the history and progress of renegotiation with the relevant vendors and the actual price concessions granted, the polysilicon market development based on available industry research data and the likelihood of achieving different levels of renegotiated prices for future periods. In addition to the estimated renegotiated purchase price, certain other key assumptions were used in measuring the loss accrual, which included but were not limited to (i) the estimated net realizable value of the PV modules manufactured from the polysilicon expected to be purchased under the long-term supply contracts, and (ii) the normal profit margin of the PV modules for purposes of estimating the replacement cost or market price under the lower of cost or market evaluation. We also considered the quantities that were required to be purchased and amounts due on take or pay arrangements, as well as the history and progress of renegotiation with the relevant vendors and the actual concessions granted in developing the amount of the estimated loss contingencies From 2015 to 2018, we did not recognize additional contingency losses for inventory firm purchase commitment. However, due to significant fluctuation in the foreign exchange rates between Renminbi and U.S. dollars and given that the inventory purchase commitment is dominated in U.S. dollars, which is different from the functional currency of our related subsidiaries, we recognized a foreign exchange re-measurement loss of RMB 60.7 million in 2018.

Our management has been negotiating with our other suppliers on adjusting the prices under these long-term contracts. However, in 2013, 2015, 2016 and 2017, we failed to purchase contractual volume as stated in the long-term contract with another supplier, (“Supplier C”). Unlike the take or pay obligation for the Supplier A mentioned above, under the agreement with the Supplier C mentioned above, if we fail to take the full amount of the agreed annual quantity in any calendar year, we are not required to pay for the remaining annual commitment, but rather only forfeit the unutilized portion of the prepayment we made related to that year. Further, we don’t have the right to utilize this prepayment for deliveries in the following years. Supplier C claimed that certain advance payments had been forfeited according to the contractual terms. In 2013, 2015, 2016 and 2017, we recognized provisions of RMB87.1 million, RMB71.3 million, RMB10.7 million and RMB3.6 million, respectively, against the forfeited advance payments. We also recognized a provision of RMB450.8 million in 2015 on the prepayment in relation to our inventory purchase commitments under the long-term contract with this supplier for the remaining contract period as we estimated that we will also fail to purchase contractual volume as stated in the long-term contract in the remaining contract period in the future. We didn’t record such provisions in 2016 and 2017.

We have not fully performed our long-term polysilicon supply contracts on their original terms due to continuously declining market prices of polysilicon. We have successfully renegotiated contract terms with some of our long-term polysilicon suppliers. Although we received various requests from some of our other suppliers to perform such contracts in accordance with their original terms, and notices of breach of contract, as of the date of this annual report, two of these long-term polysilicon suppliers have agreed to supply us with polysilicon at prices comparable to spot market prices under tentative arrangements and on a monthly or quarterly basis. Since the long-term contract with Supplier C ended in 2018 and we have continuous requirements for polysilicon, and in order to properly handle the potential dispute with respect to our failure to fully purchase contractual volume stipulated in the long-term contract, we requested a restructuring of the previously signed agreements as part of a bigger restructuring plan. In December 2018, we entered into an amendment to all previously signed supply agreements between us and Supplier C. Under the terms of the amendment, our several operating entities in China would continue to purchase polysilicon from Supplier C when certain pre-conditions specified in the amendment are met, and the most important pre-condition is that we successfully achieve a binding debt restructuring plan by the end of September, 2019. By the end of September 2019, if the pre-conditions are not met, Supplier C may activate its right to make claim against us for our failure to fully purchase contractual volume stipulated in the original long-term contract. If Supplier C’s right to make claims under the original long-term supply agreements is activated, we will have the full right to defend ourselves based on the original long-term supply agreements. Based on the amendments, the remaining prepayment amount shall be retained by Supplier C and no longer serve as a prepayment under the supply agreements. As a result, a full impairment provision of RMB 20.2 million (US$ 2.9 million) against total remaining prepayment to Supplier C was provided in 2018. Although we continue to negotiate with these suppliers on amending the original pricing and supply terms under these contracts, our negotiation efforts may not be successful and these suppliers may require us to perform our obligations pursuant to the contracts’ original terms and conditions.

In addition, certain suppliers may bring lawsuits, request arbitrations or initiate other legal proceedings against us for damages they may have suffered from our failure to perform these contracts. For example, on December 15, 2017, we received a notice of termination from Supplier A notifying us of its decision to terminate its long-term polysilicon supply contract with us with immediate effect and claiming US$897.5 million of payments due and payable by us under the supply contract. After receiving the notice of termination, we have been in discussion with Supplier A to find an amicable solution. On April 26, 2018, however, Supplier A filed a request for arbitration of its claim against us under the supply contract with the London Court of International Arbitration. On June 25, 2018, we submitted our Response. Both Supplier A and us nominated their choice of arbitrators and agreed on the chair arbitrator. On August 17, 2018, the Arbitral Tribunal (“the Tribunal”) was officially formed. The Tribunal granted Procedural Order No.1 dated September 29, 2018. Accordingly, on September 21, 2018, Supplier A submitted its Statement of Case. On November 9, 2018, we submitted our Statement of Defense. The Tribunal then issued Procedural Order No.2 dated January 10, 2019 regarding document production, according to which the parties have completed their production of documents and will submit pre-hearing brief/response and proceed with other related matters. We continued to vigorously defend our rights in the arbitration proceeding while seeking a mutually beneficial solution with Supplier A. However, our negotiation efforts may not be successful. We cannot assure you that Supplier A will not bring other legal action against us to enforce its rights under the contract either. As the notice of termination and the claim raised uncertainty of the recoverability of the prepayments we made a full impairment provision against total prepayments to Supplier A of US$34.5 million(RMB225.4 million) for the year ended December 31, 2017 as the notice of termination and the claim raised uncertainty of the recoverability of the prepayments made by us. Since the negotiation is still in process with Supplier A and no mutual agreement has been reached and Supplier A filed the request for arbitration, we have made no adjustment to the reserve for the inventory purchase commitments made in prior years. Considering the effect of foreign exchange re-measurement loss of RMB 67.0 million, total amount recorded under “Reserve for inventory purchase commitments” was RMB 1,397.7 million for the year ended December 31, 2018.

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

In 2016, 2017, and 2018, our five largest suppliers in the aggregate supplied approximately 83.1%, 70.7%, and 89.9% of our total polysilicon purchases. In 2017 and 2018, we purchased the majority of our polysilicon from two vendors with which we have entered into long-term polysilicon supply contracts at prices adjusted on a monthly or quarterly basis. If we fail to develop or maintain our relationships with these or our other suppliers, we may not be able to manufacture our products, our products may only be available at a higher cost or after a long delay, or we could be prevented from delivering our products to our customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause us to experience cancellations of our orders, decreased revenue and loss of our market share. In general, the failure of a supplier to supply materials and components that meet our quality, quantity and cost requirements in a timely manner due to lack of supplies or other reasons could impair our ability to manufacture our products or could increase our costs, particularly if we are unable to obtain these materials and components from alternative sources in a timely manner or on commercially reasonable terms. Some of our suppliers have a limited operating history and limited financial resources, and some contracts which we have entered into with these suppliers do not clearly provide for remedies to us in the event any of these suppliers is not able to, or otherwise does not, deliver to us, in a timely manner or at all, any materials that it is contractually obligated to deliver. We expect to continue to rely on third-party polysilicon suppliers for our polysilicon needs. Accordingly, any disruption in their supplies of polysilicon to us may adversely affect our business, financial condition and results of operations.

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

Until the third quarter of 2008, there had been an industry-wide shortage of polysilicon, primarily due to growing demand for PV products and limited supply of polysilicon, which resulted in increasing prices of polysilicon under both long-term supply contracts and on the spot market. From the fourth quarter of 2008 until the second quarter of 2009, as a result of increased industry-wide polysilicon manufacturing capacity and a decrease in demand for polysilicon due to the global financial crisis in 2008 and 2009, polysilicon prices decreased significantly. Although polysilicon prices rebounded between the third quarter of 2010 and the first quarter of 2011 due in part to stronger demand for PV products in certain markets, polysilicon prices again decreased significantly since the second quarter of 2011 as a result of increased polysilicon manufacturing capacity and downward price pressure exerted by lower average selling prices for PV modules. In 2012, polysilicon prices continued to decline and reached approximately US$14 per kilogram in November 2012. Since June 2013, polysilicon prices began to increase and reached approximately US$22 per kilogram until the first half of 2014. From the second half of 2014, polysilicon price began to decrease significantly and the spot market price fluctuated under US$20 per kilogram until the beginning of 2018. However, mainly affected by the new FIT policy in China, polysilicon price significantly declined again after May 31, 2018 and maintain around US$10 per kilogram as of the date of this annual report. There can be no assurance that polysilicon prices in the future will not continue to increase. To the extent that we are not able to pass on any increased costs to our customers, we may be placed at a competitive disadvantage relative to our competitors, and our business, cash flows, financial condition and results of operations may be materially and adversely affected.

In 2012, the Ministry of Commerce of the People’s Republic of China, or MOFCOM, initiated anti-dumping and anti-subsidy investigations into imports of solar-grade polysilicon originating from the United States, South Korea and the European Union. On January 20, 2014, MOFCOM issued its final determination to impose anti-dumping and anti-subsidy duties for five years on imports of solar-grade polysilicon originating from the United States and South Korea at aggregated rates ranging from 2.4% to 59.1%. On January 24, 2014, MOFCOM issued a preliminary ruling that imports of solar-grade polysilicon originating from the European Union had been subsidized at a rate of 10.7% and were sold at dumping price margins from 21.8% to 68.9%. On March 20, 2014, MOFCOM announced that it had accepted an undertaking proposal submitted by Supplier, an EU-based supplier of solar-grade polysilicon. According to Supplier C, this undertaking agreement was effective from May 1, 2014 until the end of April 2016. The undertaking agreement specifies that MOFCOM will refrain from applying anti-dumping and anti-subsidy duties on Supplier C’s products in exchange for Supplier C’s undertaking that it will not sell polysilicon produced at its European plants below a specific minimum price in China. On April 29, 2016, MOFCOM decided to conducts a one-year review of EU polysilicon import duties. On April 28, 2017, MOFCOM made a final review order and recommended to Tariff Policy Committee of the State Council to implement anti-dumping and anti-subsidy measures against on imports of solar-grade polysilicon originating from the United States. According to the recommendation of MOFCOM, Tariff Policy Committee of the State Council decided to continue to impose anti-dumping and anti-subsidy duties for 18 months on imports of solar-grade polysilicon originating from EU since May 1st, 2017. A large portion of the polysilicon we use is sourced from countries that are subject to the investigations mentioned above. Therefore, any such anti-dumping or anti-subsidy duties (whether provisional or final) imposed by MOFCOM may increase our cost to produce solar modules.

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

We currently expect that our results of operations will, for the foreseeable future, continue to depend on sales of our PV modules to a relatively small number of customers until we become successful in significantly expanding our customer base or diversifying our product offerings. In 2016, 2017, and 2018, sales to our five largest customers accounted for approximately 10.7%, 18.9%, and 20.0% of our net revenues respectively. We cannot assure you that we will continue to generate significant revenues from these customers or that we will be able to maintain these customer relationships. In addition, our business and continued sales depend on the ability of our major customers to compete effectively and sell their products in the market. Any decline in our customers’ businesses could reduce their purchases of our products. The loss of any sales in respect of these customers also could have a material and adverse effect on our business, prospects and results of operations.

In addition, a significant portion of our outstanding accounts receivable derive from sales to a limited number of customers. As of December 31, 2016, 2017, and 2018, our five largest accounts receivable balances outstanding (net of provisions) accounted for approximately 16.3%, 16.4% and 26.4% respectively, of our total outstanding accounts receivable. We are exposed to the credit risks of these customers, some of which are new customers with whom we have not historically had extensive business dealings. Any failure by these customers to meet their payment obligations to us would materially and adversely affect our financial position, liquidity and results of operations.

As a measure to reduce our operating cash requirements 2016, 2017 and 2018 we have contracted with third parties to allow them operate more than half of our polysilicon ingot and wafer production facilities and we agree to purchase wafers so produced from the third parties. If these third parties breach their contracts with us or terminate their business relationships with us, our business, results of operations and financial condition may be materially and adversely impacted.

As a measure to reduce our operating cash requirements in 2016, 2017 and 2018, we have contracted with third parties to allow them operate more than half of our polysilicon ingot and wafer production facilities. These third parties pay us a monthly fee to operate these production facilities, pay the salaries of our staff members employed and utility expenses incurred at such facilities, produce fixed volumes of polysilicon ingots and wafers on a monthly basis, and cover all other manner of operating, ancillary, and raw material expenses of such production. As part of the arrangement, we agree to purchase all or part of the wafers so produced by said third parties based on our needs at designated prices, subject to certain adjustments under the relevant agreements.

As these third parties would provide all the working capital required for production of the polysilicon ingots and wafers, these arrangements effectively help us finance our production value chain, reduce our working capital requirements, and increase the utilization of our polysilicon ingot and wafer production facilities. Our agreements with these third parties typically have a term of one year. In 2016, 2017 and 2018, no party has breached or early terminated the agreements. For agreements that have expired, we have renewed some of the agreements and signed agreements with new third parties to replace those agreements which were not renewed. We cannot assure you that we will be able to renew these agreements when they expire or that these third parties will not breach or early terminate the agreements. If any of these third parties breaches the agreement or elects to terminate their business relationships with us, we may need to resume production at these facilities with our own working capital, which will significantly increase our working capital requirements, or if we do not resume production at these facilities, the utilization rates of these production facilities may decrease. Consequently, we may not have sufficient working capital to continue in-house production of polysilicon ingots and wafers at these facilities, and we may need to recognize impairment losses on our fixed assets, including factories and equipment in such facilities. Without sufficient volumes of self-produced polysilicon wafers, we may be forced to buy wafers from third parties at expensive prices and with insufficient control over such wafers’ quality, and our unit costs for cells and PV modules could thereby increase, or else we may be forced to reduce our production volumes of cells and PV modules. The occurrence of any of these issues could materially and adversely affect our business, results of operations and financial condition.

We process cells and PV modules as an Original Equipment Manufacturer (OEM) and are thereby subject to risks associated with product liability and supply. These risks and any product liability claims may adversely impact our reputation, results of operations, financial performance and business.

Since the middle of 2015, we have experienced lower-than-expected utilization of our production capacity, which in turn has led to an increase in our unit manufacturing cost and to decreases in our in-house PV module shipments and total net revenues. To increase the utilization of our production capacity, we have entered into several agreements, or the OEM agreements, with third parties, or OEM customers, to process cells and PV modules as an Original Equipment Manufacturer (OEM). In 2016, 2017 and 2018, we generated RMB308.4 million, RMB157.6 million and RMB89.1 million or 3.7%, 1.9% and 2.0% respectively of our total revenue, from our cells and PV module processing services.

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

However, the operation of large ground-mounted PV stations over the long term requires significant capital. With due consideration of China’s nationwide delay in allocating subsidies as well as our cash flow challenges, we decided to suspend new downstream development business in China from September 2015 until we regain a healthier financial position. Accordingly, we continued to accelerate the disposition of our downstream PV projects in China in order to liquidate these assets and generate more working capital from our downstream business. In 2016, 2017 and 2018, we continued selling PV projects in various stages of development. If appropriate market conditions arise in the future, we may consider resuming the development of new PV projects in China and may operate the PV projects that we develop.

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

Except for the supplier mentioned above, we also had made significant amount of prepayments to Supplier C. In 2013, 2015, 2016 and 2017, we failed to purchase contractual volume as stated in the long-term contract with Supplier C under the supplier’s agreement. Under such agreement, if we fail to take the full amount of the agreed annual quantity in any calendar year, we do not have to pay for the remaining annual commitment, but rather only forfeits the unutilized portion of the prepayment related to that year. Supplier C claimed that certain advance payments had been forfeited according to the original terms in 2013, 2015, 2016, and 2017. In 2013, 2015, 2016, and 2017, we recognized incremental provisions of RMB87.1 million, RMB71.3 million, RMB10.7 million, and RMB3.6 million, respectively, on the prepayment in relation to our inventory purchase commitments for those years under the long-term contract with Supplier C .We also recognized a provision of RMB450.8 million in 2015 on the prepayment in relation to our inventory purchase commitments under the long-term contract with Supplier C for the remaining contract period as we estimated that we will also fail to purchase contractual volume as stated in the long-term contract in the remaining contract period in the future. No such provision was recognized in 2016 and 2017. Since the long-term contract with Supplier C ended in 2018 and we have continuous requirements for polysilicon, and in order to properly handle the potential dispute with respect to our failure to fully purchase contractual volume stipulated in the long-term, in December 2018, we entered into an amendment to all previously signed supply agreements between us and Supplier C. Under the terms of the amendment, our several operating entities in China would continue to purchase polysilicon from Supplier C when certain pre-conditions specified in the amendment are met, and the most important pre-condition is that we successfully achieve a binding debt restructuring plan by the end of September 2019. On the other hand, by the end of September 2019, if the pre-conditions are not met, Supplier C may activate its right to make claim against us for our failure to fully purchase contractual volume stipulated in the original long-term contract. If Supplier C’s right to make claims under the original long-term supply agreements is activated, we will have the full right to defend ourselves based on the original long-term supply agreements. Based on the amendments, the remaining prepayment amount shall be retained by Supplier C and no longer serve as a prepayment under the supply agreements. As a result, a full impairment provision of RMB 20.2 million (US$ 2.9 million) against total remaining prepayment to Supplier C was provided in 2018.

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

Currently most of our sales are denominated in U.S. dollar, Renminbi, Japanese Yen and Euro, while a substantial portion of our costs and expenses is denominated in Renminbi, Japanese Yen and U.S. dollar. In addition, we must constantly convert one currency into another in order to make payments. Therefore, fluctuations in currency exchange rates could have a significant effect on our results of operations due to mismatches among various foreign currency-denominated transactions, including sales of PV modules in overseas markets and purchases of silicon raw materials and equipment in China, and the gap in time between the signing of related contracts and receipts of cash and disbursements related to those contracts. In 2018, we recognized a net foreign currency exchange loss of RMB44.6 million (US$6.5 million), which was mainly due to the appreciation of US dollar against Renminbi because we had a net balance of financial liabilities denominated in US dollar, which was partially offset by the appreciation of Japanese Yen against Renminbi because we had a balance of net current assets denominated in Japanese Yen. We cannot predict the effect of exchange rate fluctuations on our foreign currency exchange gains or losses in the future and we will continue to be exposed to foreign currency exchange risk.

In addition, Renminbi is the functional currency for our PRC subsidiaries. Sales generated by our PRC subsidiaries which are denominated in foreign currencies need to be translated into Renminbi when they are recorded as our revenues. Therefore, any depreciation in the foreign currencies in which our sales are denominated, such as the Euro, Japanese Yen and U.S. dollar, against Renminbi will cause our reported revenues to appear lower than they otherwise would. In 2014, the depreciation of Euro, U.S. dollar and Japanese Yen against Renminbi adversely affected our total net revenues, as a majority of our PV module shipments were delivered under Euro, U.S. dollar and Japanese Yen-denominated contracts. In 2015, the depreciation of Renminbi against Euro, U.S. dollar and Japanese Yen resulted in the decrease of our foreign currency exchange loss. In 2016, the appreciation of Japanese Yen and Euro against Renminbi resulted our foreign currency exchange gain because we had a net balance of financial assets denominated in Japanese Yen and Euro, which was partially offset by the currency exchange loss caused by the depreciation of Renminbi against the U.S. dollar in 2016 because we had a net balance of financial liabilities denominated in U.S. dollar. In 2017, depreciation of US dollar against Renminbi resulted our foreign currency exchange gain because we had a net balance of financial liabilities denominated in US dollar, which was partially offset by the depreciation of Japanese Yen against Renminbi because we had a balance of net current assets denominated in Japanese Yen. In 2018, appreciation of US dollar against Renminbi resulted our foreign currency exchange loss because we had a net balance of financial liabilities denominated in US dollar, which was partially offset by the appreciation of Japanese Yen against Renminbi because we had a balance of net current assets denominated in Japanese Yen. However, we cannot predict the trend of future exchange rate fluctuations of Renminbi against other currencies and any further depreciation in foreign currencies in which our sales are denominated against Renminbi may continue to materially and adversely affect our revenues and results of operations.

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

The manufacture of PV modules and PV systems is a highly complex process. Disruptions or deviations in one or more components of the manufacturing process can cause a substantial decrease in output and, in some cases, disrupt production significantly or result in no output. Historically, we from time to time experienced lower-than-anticipated manufacturing output during the ramp-up period of our production lines. This often occurred during the production of new products, the installation of new equipment or the implementation of new process technologies. In addition, we may not able to achieve full utilization of our production facilities due to market and other financial reasons. For example, in the fourth quarter of 2012, due to challenging conditions in the solar market and a continuing decline in average selling prices of PV modules, we recognized an impairment of long-lived assets of Fine Silicon in an amount of RMB200.5 million and a loss of RMB61.7 million related to disposal of certain equipment. In 2015, 2016, and 2017, we recognized a non-cash impairment charge of RMB3,804.1 million, RMB1,277.4 million, and RMB1,897.3 million respectively for property, plant and equipment, which was primarily due to lower-than-expected utilization of certain production facilities during certain quarters of 2015, the significant drop in selling price in late 2016, and the lower gross margin and continuous decrease of average selling price in 2017 respectively. In addition, in 2017, we also recorded an impairment loss of RMB144.9 million for project assets, primarily as a result of lower than expected power output of our certain solar power stations. These non-cash charges significantly and adversely affected our results of operations in the relevant periods. If we bring additional lines or facilities into production in the future, we may operate at less than optimal capacity during the ramp-up period and produce less output than expected. Any of these would result in higher marginal production costs which could have a material and adverse effect on our profitability. No impairment was recognized for the year ended December 31, 2018.

Unsatisfactory performance of or defects in our products may cause us to incur additional warranty expenses, damage our reputation and cause our sales to decline.

Before September 30, 2011, our PV modules typically were sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. Starting from October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nominal power output for 10 years, and 80.7% of nominal power output for 25 years for multicrystalline PV modules, and to guarantee 98.0% of nominal power output for the first year, 92.0% of nominal power output for 10 years, and 82.0% of nominal power output for 25 years for monocrystalline Panda PV modules. On September 1, 2014, we updated our warranty terms to guarantee 91.2% of nominal power output for 10 years and 80.7% of nominal power output for 25 years for multicrystalline PV modules, and to guarantee 98.0% of nominal power output for the first year, 92.2% of nominal power output for 10 years, and 82.4% of nominal power output for 25 years for monocrystalline Panda PV modules. In addition, we also provided our multicrystalline PV modules and monocrystalline Panda PV modules with a linear-based warranty that guarantees each year’s power output during the twenty-five-year warranty period. In addition, starting from 2012, we began to work with some insurance companies to provide a range of long-term insurance and warranty-related coverage for our products. Nevertheless, due to the warranties, we bear the risk of warranty claims long after we have sold our products and recognized revenues. We have only sold PV modules since January 2003, and none of our PV modules has been in use for the entire duration of its warranty period. As of December 31, 2016, 2017 and 2018, our accrued warranty costs amounted to RMB841.8 million, RMB899.7 million, and RMB895.0 million (US$130.2 million) respectively. Moreover, because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate. Since our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty for our products will be adequate in light of our products’ actual performance. If we experience a significant increase in warranty claims, we may incur significant repair and replacement costs associated with such claims. Furthermore, widespread product underperformances or failures will damage our reputation and customer relationships and may cause our sales to decline, which in turn could have a material and adverse effect on our financial condition and results of operations.

Failure to achieve and maintain effective internal control in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and ADS price.

We are subject to reporting obligations under the United States federal securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we establish and maintain an effective internal control structure and procedures for financial reporting and include a report of management on our internal control over financial reporting in our annual report. Our annual report on Form 20-F must contain an assessment by management of the effectiveness of our internal control over financial reporting and must include disclosure of any material weaknesses in internal control over financial reporting that we have identified. As we are no longer an accelerated filer or a large accelerated filer, we are not required to have our independent registered public accounting firm report on the effectiveness of our internal control over financial reporting in this annual report, and they have not done so.

We identified a material weakness in our internal control over financial reporting as of December 31, 2018 and concluded that our internal control over financial reporting was not effective as of December 31, 2018. The material weakness was that we lacked sufficient accounting and financial reporting personnel to formalize and carry out key controls over the reporting process with respect to certain significant and complex accounting assessments and preparation of our financial statements based on U.S. GAAP and SEC reporting requirements. While we had taken many measures to remediate this material weakness (please refer to “Item 15. Controls and Procedures”), we cannot assure you that we will be able to achieve and maintain the adequacy of our internal control over financial reporting in a timely manner.

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

We require many of our customers to make an advance payment representing a small percentage of their orders, which is a business practice that help us manage our accounts receivable, prepay our suppliers and reduce the amount of funds that we need to finance our working capital requirements. We cannot assure you that in the future our customers will not cease adhering to this practice. If our customers were to cease making prepayments to us at the time of their orders, we may not be able to secure additional financing on a timely basis or on terms acceptable to us, or at all. Currently, a significant portion of our revenue derives from credit sales to our customers, generally with payments due within four months after shipment. As a result, any future decrease in the use of cash advance payments by our customers may negatively impact our short-term liquidity and, coupled with increased credit sales to a small number of major customers, may expose us to additional and more concentrated credit risk. This is because a significant portion of our outstanding accounts receivable derives from sales to a limited number of customers. As of December 31, 2016, 2017 and 2018, our five largest accounts receivable balances outstanding accounted for approximately 16.3%, 16.4% and 26.4% respectively, of our total outstanding accounts receivable. The failure of any of these or other customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. Besides, from time to time we may need to commence legal proceedings in order to recover accounts receivables from customers, which also may increase our cost. Although we have been able to maintain adequate working capital primarily through short-term borrowing, our prior convertible senior notes offering, follow-on offering and medium-term notes offering, other debt issuances and long-term bank borrowings, any failure by our customers to settle outstanding accounts receivable in the future could materially and adversely affect our cash flow, financial condition and results of operations.

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

We adopted a stock incentive plan in December 2006, or the 2006 stock incentive plan. Our board of directors approved the 2006 stock incentive plan in April 2007, and in May 2007 our shareholders approved the first amendment to the 2006 stock incentive plan in order to increase the number of ordinary shares which we are authorized to issue under the 2006 stock incentive plan. The second amendment to the 2006 stock incentive plan was approved by our board of directors in July 2009 and by our shareholders in August 2009. This second amendment again increased the number of ordinary shares which we are authorized to issue under the 2006 stock incentive plan. Under the 2006 stock incentive plan, as amended, we may grant to our directors, employees and consultants up to 2,715,243 restricted shares and options to purchase up to 10,030,195 of our ordinary shares. As of April 30, 2019, we have granted to four executive officers, 671 employees and 4 independent directors options to purchase 9,563,414 ordinary shares in the aggregate (excluding forfeited and cancelled options) and an aggregate of 2,631,268 restricted shares (excluding forfeited restricted shares) to DBS Trustee Limited, or the trustee, for the benefit of 4 executive officers and 77 employees and non-employees. See “Item 6.B. Directors, Senior Management and Employees — Compensation of Directors and Executive Officers — 2006 Stock Incentive Plan”. We account for compensation costs for all share-based awards, including share options granted to our directors and employees, using a fair-value based method. Moreover, the additional expenses associated with share-based compensation may reduce the attractiveness to us of having such an incentive plan. However, as share options are an important tool to recruit and retain qualified and desirable key personnel, we may not be able to attract and retain such key personnel if we were to reduce the scope of our stock incentive plan.

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

As we previously announced, on September 1, 2017, one of the holders (the “Note Holder A”) of the MTNs filed a lawsuit against Tianwei Yingli in a PRC court to recover the amount due under such MTNs. The claimed principal amount of the MTNs held by the Note Holder is RMB65.7 million, representing approximately 3.7% of the total amount of the MTNs that are still outstanding. The Note Holder A claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB74.4 million and bear costs relating to the lawsuit. Tianwei Yingli has been vigorously defending its rights in court while continuing to seek a mutually beneficial solution out of court. Tianwei Yingli objected to the jurisdiction of the People's Court of Nanjing Jianye District, and after the objection was overruled, appealed the decision to Nanjing Intermediate People’s Court. On January 12, 2018, we received the verdict from Nanjing Intermediate People’s Court, ruling that the People's Court of Nanjing Jianye District shall have jurisdiction over this dispute. On May 18, 2018, the court has ruled that, Tianwei Yingli should repay the remaining principle and overdue penalty of the MTNs, held by the Note Holder A, to the Note Holder A, We are now in the process of negotiation with the Note Holder A in terms of an amicable solution. In addition, on April 26, 2018, December 18, 2018, January 2, 2019, three the holders (the “Note Holder B, C and D”) of the MTNs, filed lawsuits against Tianwei Yingli separately in different PRC courts, covering principal amounts of RMB 110 million, RMB 60 million, and RMB 300 million. On April 12, 2019, a PRC court made a judgment that Tianwei Yingli should repay principal and interest in the aggregate amount of RMB 318 million as well as overdue penalty (calculated at the daily interest rate of 0.021% for the period from May 13, 2016 until full repayment of the principal and interest) to Note Holder D and bear majority of costs relating to the lawsuit. In addition, on April 16, 2019, another PRC court made a judgment that Tianwei Yingli should repay principal, interest, and part of the overdue penalty in the aggregate amount of RMB 76 million as well as further overdue penalty (calculated at the daily interest rate of 0.021% for the period from November 17, 2018 until full repayment of the principal and interest) to Note Holder C and bear costs relating to the lawsuit. We decided not to appeal the two judgments in favor of Note Holder C and D. The lawsuit filed by Note Holder B is ongoing, and we have not received any effective judgment for the lawsuit yet. Tianwei Yingli has been vigorously defending its rights in courts while continuing to seek a mutually beneficial solution with all these Note Holders out of court.

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

On June 30, 2014, the insolvency administrator of the holding company of the above mentioned supplier (“Plaintiff”) filed a lawsuit against Tianwei Yingli, Yingli China and our company. (together the “Defendants”) in a German court for the payment of EUR1 million. The payment claim was increased by EUR 23.06 million to EUR 24.06 million by lawyers pleading dated August 25, 2017. The Plaintiff claimed that the Defendants have to pay damages for the systematic and deliberate destruction of the investment of the insolvent holding company in the above mentioned supplier by default in performance of contract with the supplier. In the period from the filing of the lawsuit until August 2017, the German court repeatedly attempted to serve the complaints in China on the Defendants involved in accordance with the international agreements. After these attempts had not been successful, the German court decided on August 30, 2017, to publicly serve the complaint and the extension of the complaint, i.e. by posting it on the information board in the court building. After the Defendants had neither indicated their willingness to defend nor appointed a lawyer to represent them within the 6-week time limits set by the German court, the German court issued a judgement of default and decided on July 30, 2018 that the Defendants are sentenced as joint and several debtors to pay to the insolvency administrator as Plaintiff EUR 24.06 million plus interest from this to the amount of 8 percentage points above the respective base rate since November 17, 2017 plus additional interest. In a pleading dated October 25, 2018, an appeal against the judgment by default was lodged in due time. The German court then set a date for a court hearing March 27, 2019. After the hearing, the court made no sentence, and decided to commission an academic institution to provide legal opinion in terms of whether the German court has jurisdiction on this case or not. We will vigorously defend our rights in court while continuing to seek a mutually beneficial solution out of court. Based on current status, we cannot estimate a reasonably possible range of loss.

On April 26, 2018, one of our long-term polysilicon suppliers ( “Supplier A”) filed a request for arbitration against one of our subsidiaries, Yingli Green Energy International Trading Limited (the “YGEIT”), under a long-term polysilicon supply contract (“ the Contract”) with the London Court of International Arbitration, claiming damages of no less than US$897.5 million on the ground of YGEIT’s breach of the Contract, plus pre- and post-award interest and Supplier A’s costs, fees and expenses in connection with the arbitration proceedings. On June 25, 2018, YGEIT submitted its Response. Both parties nominated their choice of arbitrators and agreed on the chair arbitrator. On August 17, 2018, the Arbitral Tribunal (“the Tribunal”) was officially formed. The Tribunal granted Procedural Order No.1 dated September 29, 2018. Accordingly, on September 21, 2018, Supplier A submitted its Statement of Case. On November 9, 2018, YGEIT submitted its Statement of Defense. The Tribunal then issued Procedural Order No.2 dated January 10, 2019 regarding document production, according to which the parties have completed their production of documents and will submit pre-hearing brief/response and proceed with other related matters. We plan to vigorously defend our rights in the arbitration proceedings while continuing to seek a mutually beneficial solution with Supplier A. However, our negotiation efforts may not be successful. It is too early to reasonably estimate any contingent amount relating to the arbitration award or settlement at this stage.

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

Our auditor, like other independent registered public accounting firms operating in China, is not permitted to be subject to inspection by Public Company Accounting Oversight Board, and consequently investors may be deprived of the benefits of such inspection.

Our auditor, the independent registered public accounting firm that issued the audit reports included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or PCAOB, subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the laws of the United States and applicable professional standards. Our auditor is located in, and organized under the laws of, the PRC, which is a jurisdiction where the PCAOB, has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, the SEC and PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Proceedings instituted by the SEC against Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011 the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge reached an initial decision to impose penalties on the firms including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepted that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms were to receive matching Section 106 requests, and were required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they failed to meet specified criteria, the SEC retained authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we can not predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions. If the additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event the Chinese affiliates of the “big four” become subject to additional legal challenges by the SEC or PCAOB, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act.

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

In addition, we cannot assure you that the Chinese economy will continue to grow, or that if there is growth, such growth will be steady and uniform, or that if there is a slowdown, such slowdown will not have a negative effect on our business. For example, the growth rate of China’s gross domestic product has slowed down in recent years, from 6.9% in 2015 to 6.7% in 2016. Although the rate slightly increased to 6.9% in 2017, it slightly decreased to 6.6% in 2018. We cannot assure you that the various macroeconomic measures, monetary policies and economic stimulus package adopted by the PRC government to guide economic growth and the allocation of resources will be effective in sustaining the rapid growth rate of the Chinese economy.

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

Uncertainties with respect to the PRC legal system could have a material and adverse effect on us and substantial uncertainties exist with respect to the interpretation and implementation of newly adopted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

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

On March 15, 2019, Foreign Investment Law of the People's Republic of China (the “Foreign Investment Law”) was adopted at the Second Session of the 13th National People's Congress of PRC and promulgated by Order of the President of the People's Republic of China No. 26. The Foreign Investment law shall come into effect as of January 1, 2020. Upon its enactment, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations shall be repealed simultaneously. The Foreign Investment Law embodies an expected PRC regulatory trend to further rationalize its foreign investment regulatory regime in line with prevailing international practice, protect the legitimate rights and interests of foreign investors, and unify the corporate legal requirements for both foreign and domestic investments. However, compared to the draft version of the Foreign Investment Law proposed by the Ministry of Commerce in January 2015, the final version has a substantial change. It contains limited content and bears more uncertainties. To implement the newly adopted Foreign Investment Law, Ministry of Commerce and other government bodies need to enact numbers of detailed regulations an interpretations. For instance, Article 2 of the Foreign Investment Law is not clear enough to decide whether it should be seen as foreign investments if foreign investors control domestic enterprises or hold equity in domestic enterprises by contracts, trust or other ways, and is neither clear enough to define what is the scope of indirectly conducted investment activities. Based on the limited content and unclear principals of the Foreign Investment Law, we need to be prepared to face unexpected changes which might have negative impacts on us.

The PRC rule on mergers and acquisitions may subject us to sanctions, fines and other penalties and negatively affect our ability to acquire complementary businesses in order to grow our business in the future.

On August 8, 2006, six PRC government and regulatory authorities, including the PRC Ministry of Commerce, or the MOFCOM, and the Chinese Securities Regulatory Commission, or the CSRC, promulgated a rule entitled Provisions regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rule, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rule, as amended, among other things, established procedures and requirements that could make merger and acquisition activities by foreign investors time-consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise or of a foreign company with substantial PRC operations, if certain thresholds are triggered under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, issued by the State Council on August 3, 2008. Furthermore, MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisition of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, which came into effect on September 1, 2011, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. According to Circular No. 6, a security review is required for mergers and acquisitions by foreign investors of PRC domestic enterprises (i) having “national defense and security” concerns, and (ii) where the foreign investors may acquire the “de facto control” of PRC domestic enterprises having national security concerns such as key farm products, key energy and resources, and key infrastructure, transportation, technology and major equipment manufacturing industries. Circular No. 6, however, does not define the terms “key” or “major”, nor has it exhausted all of the industries that may be deemed as sensitive industries subject to a security review. When deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review by MOFCOM, the principle of “substance over form” should be applied. Foreign investors are prohibited from bypassing the security review requirement by structuring transactions through nominee holding structures, trusts, indirect investments, leases, loans, and control through contractual arrangements, offshore transactions, or other means. We believe that our current business is not in an industry that is sensitive or related to national security. However, we cannot preclude the possibility that MOFCOM or other government agencies may release interpretations or new rules contrary to our understanding, or broaden the scope of such security review in the future. In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of these regulations in order to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit the completion of such transactions, which could affect our ability to expand our business and maintain our market share.

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

As a Sino-foreign equity joint venture, Tianwei Yingli also is required each year to set aside a percentage, as decided by its board of directors, of its after-tax profits based on PRC accounting standards to its reserve fund, enterprise development fund and employee bonus and welfare fund. As of December 31, 2018, such restricted reserves of Tianwei Yingli amounted to RMB236.9 million (US$34.5 million).

As a foreign investment enterprise, Yingli China is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital, and to set aside a certain amount of its after-tax profits each year, if any, to its employee bonus and welfare fund. These reserves may not be distributed as cash dividends. As of December 31, 2018, such restricted reserves of Yingli China amounted to RMB183.9 million (US$26.8 million).

As a PRC domestic company, Hainan Yingli is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital. These reserves may not be distributed as cash dividends. As of December 31, 2018, such restricted reserves of Hainan Yingli amounted to RMB56.1 million (US$8.2 million).

As a PRC domestic company, Tianjin Yingli is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital. These reserves may not be distributed as cash dividends. As of December 31, 2018, such restricted reserves of Tianjin Yingli amounted to RMB9.7 million (US$1.4 million).

As a PRC domestic company, Lixian Yingli is required to allocate at least 10% of its after-tax profits to its reserve fund until the cumulative amount of such reserve fund reaches 50% of its registered capital. These reserves may not be distributed as cash dividends. As of December 31, 2018, such restricted reserves of Lixian Yingli amounted to RMB2.0 million (US$0.3 million).

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

The market price for our ADSs has been highly volatile in the past and declined significantly in recent years. The price of our ADSs may continue to decline significantly in response to factors including the following, among others:

•	announcement of any debt restructuring plan that causes us to lose substantially portion or all of our business and assets or leave no residual value for our shareholders;
•	announcements of any significant change in our business, financial condition and results of operations;

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	the initiation of any significant lawsuits or other legal proceedings against us by our creditors and business partners;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly results of operations;

•	changes in financial projections or estimates about our financial or operational performance by securities research analysts;

•	changes in the economic performance or market valuations of other PV technology companies;

•	addition or departure of our executive officers and key research personnel; and

•	sales or perceived sales of additional ordinary shares or ADSs.

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

In August 2007, we established Yingli Green Energy (International) Holding Company Limited, or Yingli International, a British Virgin Islands company limited by shares, as our wholly-owned subsidiary and the intermediate holding company primarily for the purpose of expanding our international and domestic presence. Under Yingli International, we have established:

•	Yingli Energy (China) Company Ltd., or Yingli China, a PRC limited liability company, as a wholly-owned subsidiary of Yingli International. Yingli China is engaged primarily in the research, manufacturing, sale and installation of renewable energy products.

•	Yingli Green Energy Chile SpA, or Yingli Chile, a Chile limited liability company, as a wholly-owned subsidiary of Yingli international. Yingli Chile is primarily engaged in the sale and marketing of PV products and relevant accessories in Chile.

•	Yingli Green Energy Americas, Inc. or Yingli Americas, a Delaware limited liability company, as a wholly-owned subsidiary of Yingli International. Yingli Americas is engaged principally in the production, sale and marketing of PV products and relevant accessories and investments in renewable energy projects.

•	Yingli Green Energy Capital Holding (Hong Kong) Company Limited or Yingli Capital, a Hong Kong liability company, as a wholly-owned subsidiary of Yingli International. Yingli Capital is engaged principally in import and export trading and investments.

•	Yingli Energy (Beijing) Co., Ltd., or Yingli Beijing, a PRC limited liability company, with Yingli International holding 90% equity interest in Yingli Beijing. Yingli Beijing is engaged primarily in the sale and manufacture of PV modules and PV systems.

•	Yingli Green Energy Mexico SA de CV, or Yingli Mexico, a Mexico liability company, with Yingli International holding 98% of the equity interest in Yingli Mexico. Yingli Mexico is engaged primarily in the sale and marketing of PV modules and PV systems.

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

Delisting of our ADSs from NYSE.

On June 28, 2018, we received an written notification saying that the NYSE had determined to commence proceedings to delist our ADS as we were not in compliance with the continued listing standards set forth in Section 802.01B of the NYSE Listed Company Manual due to our failure to maintain an average global market capitalization over a consecutive 30 trading-day period of at least $50 million and our stockholders’ equity was less than $50 million. We informed the NYSE that we did not intend to appeal the delisting determination. Therefore, the NYSE suspended trading in our ADS effective immediately and applied to the Securities and Exchange Commission (“SEC”) to delist our ADSs upon completion of all applicable procedures. Our ADSs began trading on the OTC Pink on July 2, 2018, under the symbol “YGEHY”.

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

Overview

We are one of the world’s leading solar panel manufacturers, and our manufacturing covers the photovoltaic value chain from ingot casting and wafering through solar cell production and solar panel assembly. Currently, we believe that our theoretical annual manufacturing capacity can reach a maximum of approximately 3,400 megawatts for ingot and wafer, approximately 3,900 megawatt for PV cells and approximately 4,200 megawatts for PV modules as of the date of this annual report, mainly due to improvement of production efficiency and conversion efficiency of PV cells as a result of the technological innovations and equipment upgrades. Our products and services substantially cover the entire PV industry value chain, ranging from crystalline polysilicon ingots and wafers, PV cells and PV modules to the manufacture and installation of PV systems. Our end-products include PV modules and PV systems of different sizes and power output. We sell PV modules under our own brand names, Yingli and Yingli Solar, to PV system integrators and distributors located in various markets around the world, including China, Japan, India, the United States, Europe, Turkey, Australia, Latin Americas and Middle East, etc.

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

Since the middle of 2015, we have experienced lower-than-expected utilization of our production capacity because we did not have sufficient working capital to maintain the full utilization of production facilities as a result of the tight cash flow. As a measure to reduce our operating cash requirements in 2015, 2016, 2017 and 2018, we have contracted with third parties to allow them operate more than half of our polysilicon ingot and wafer production facilities. These third parties pay us a monthly fee to operate these production facilities, pay the salaries of our staff members employed and utility expenses incurred at such facilities, produce fixed volumes of polysilicon ingots and wafers on a monthly basis, and cover all other manner of operating, ancillary, and raw material expenses of such production. As part of the arrangement, we agree to purchase all or part of the wafers so produced by said third parties based on our needs at designated prices, subject to certain adjustments under the relevant agreements. As these third parties would provide all the working capital required for production of the polysilicon ingots and wafers, these arrangements effectively help us finance our production value chain, reduce our working capital requirements, and increase the utilization of our polysilicon ingot and wafer production facilities. Our agreements with these third parties typically have a term of one year. We cannot assure you that we will be able to renew these agreements when they expire or that these third parties will not breach or early terminate the agreements.

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

For example, we have commercialized 600 megawatts of monocrystalline production capacity for each of monocrystalline ingots and wafers, cells and modules in Baoding, Hebei Province. These production lines are designed to produce next-generation high efficiency monocrystalline PV cells based on the technology developed through Project PANDA, a collaboration project among us, the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells. In addition, we have continuously promoted the application of other advanced technologies during the manufacturing of PV cells, including black silicon and mutil-busbar design.

We generally use all of our PV cells (except certain low efficiency PV cells) in the production of our PV modules. However, in 2015, 2016, 2017 and 2018, we entered into agreements to process PV cells for third parties as an Original Equipment Manufacturer (OEM) in order to improve the utilization rate of our production capacities. In 2016, 2017 and 2018, we generated RMB308.4 million, RMB157.6 million and RMB89.1 million, or 3.7%, 1.9% and 2.0% respectively of our total revenue, from our cells and PV module processing services.

PV Modules

A PV module is an assembly of PV cells that are electrically interconnected, laminated and framed in a durable and weatherproof package. In 2015 and 2016, in order to improve the utilization rate of our production capacities, we entered into agreements to process PV modules for third parties as OEM. Our own PV modules are generally made with a frame design, while we also have a series of frameless PANDA Bifacial module. A majority of our own PV modules are made with PV cells produced by us and have output ranging from 250 to 385 watts. The following table sets forth the major types of modules produced by us:

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

Manufacturing

We started producing PV modules in 2002 and started producing polysilicon ingots and wafers in October 2003 and PV cells in March 2004. In spite of great difficulties due to challenging cash conditions in recent years, our company has continued to invest in technological innovations at all levels of our operation and progressive equipment upgrade. For example, our company and the third parties who operated more than half of our polysilicon ingot and wafer production facilities under certain contracts applied the diamond wire-sawing technology and upgraded all the wafer cutting equipment on production lines. Through the technological innovations and equipment upgrades, our production efficiency and conversion efficiency of PV cells had been improved significantly. Thereafter, we believe that our theoretical annual manufacturing capacity can reach a maximum of approximately 3,400 megawatts for ingot and wafer, approximately 3,900 megawatt for PV cells and approximately 4,200 megawatts for PV modules as of the date of this annual report. We generally use our polysilicon wafers and PV cells as materials in the production of our own PV modules. However, since mid- 2015, we have experienced lower-than-expected utilization of our production capacity due to tight cash flow, and accordingly, we have contracted with third parties to allow them operate more than half of our polysilicon ingot and wafer production facilities and purchase all or part of the wafers so produced by said third parties based on our needs at designated prices, subject to certain adjustments under the relevant agreements. In addition, in 2015. 2016, 2017 and 2018, we entered into agreements to process PV cells and PV modules for third parties as an Original Equipment Manufacturer (OEM).

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

In recent years, we purchased the substantial majority of our raw materials and other consumables (other than polysilicon) from Chinese suppliers. Where possible, we seek to procure raw materials and other consumables from suppliers with proven quality and cost advantages. To more effectively control the purchasing cost of raw materials, since 2016 we implemented a public bidding system in selecting qualified suppliers who meet our requirements.

Polysilicon is the most important raw material used in our production process. Due to growing global demand for polysilicon, polysilicon prices had increased substantially for years until the fourth quarter of 2008. From the fourth quarter of 2008 to the second quarter of 2009, as the result of increased polysilicon manufacturing capacity and decreased demand for polysilicon due to the global financial crisis in 2008 and 2009, the price of polysilicon decreased significantly. Although the polysilicon price rebounded between the third quarter of 2010 and first quarter of 2011 due to the recovery of demand for PV products in certain markets, the polysilicon price has decreased significantly starting from the second quarter of 2011 as the result of increased polysilicon manufacturing capacity for polysilicon and downward price pressure from the decreasing average selling prices of PV modules. In 2012, polysilicon prices continued to decline and reached a historical low of approximately US$14 per kilogram in November 2012. Partly due to China’s anti-dumping and anti-subsidy investigations against U.S., South Korean and European polysilicon manufacturers, polysilicon prices rebounded slightly since December 2012. Since June 2013, polysilicon price has begun to increase and reached approximately US$22 until the first half of 2014. From the second half of 2014, polysilicon price began to decrease significantly and the spot market price fluctuated under US$20 per kilogram until the beginning of 2018. However, mainly affected by the new FIT policy in China being effective since June 2018, polysilicon price significantly declined again after May 31, 2018 and maintain under US$10 per kilogram as of the date of this annual report. In addition, any significant increase in the price for polysilicon in the future would materially and adversely affect our profitability and results of operations.

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

Between 2006 and 2010, we entered into seven long-term supply contracts with Supplier C, a German polysilicon supplier, to provide supplies of polysilicon from 2009 through 2013, from 2009 through 2017, from 2010 through 2018, from 2009 through 2011, from 2010 through 2017, from 2011 through 2013 and from 2011 through 2018, respectively. In addition, in February 2008 we entered into one long-term supply agreement with Supplier B, formerly known as DC Chemical, to provide supplies of polysilicon for the period from 2009 through 2013. From 2009 to 2013, we entered into another two long-term supply contracts with Supplier B, to provide supplies of polysilicon from 2011 through 2015 and from 2012 through 2018, respectively. We also entered into a polysilicon supply contract with Daqo New Energy Corp., or Daqo, formerly known as Sailing, for supplies of polysilicon from the fourth quarter of 2008 through the end of 2010. In August 2010, we entered into another polysilicon supply agreement with Daqo for supplies of polysilicon from 2011 through 2012. In March 2011, we entered into a long-term polysilicon supply agreement with Supplier A, to provide supplies of polysilicon from 2013 through 2020. In November 2011, we and Supplier A agreed to amend this long-term supply agreement to purchase polysilicon starting from 2012 through 2020 instead of 2013 through 2020. In October 2013, we also entered into an agreement with a certain vendor to amend our long-term supply contracts with the vendor to include a price adjustment mechanism that allows the vendor and us to renegotiate the purchase price on a quarterly basis within a specified price range based on prices then prevailing in the open market. After negotiations, in December 2018, we entered into an amendment to all previously signed supply agreements between us and Supplier C.

Due to fluctuations in polysilicon prices, we successfully negotiated and executed amendments for current purchases on a quarterly or monthly basis with some of these vendors that amended certain commercial terms such as total contract quantity, advance payment arrangements and unit prices for the relevant quarter or month several times in 2014, 2015, 2016, 2017 and 2018. However, certain suppliers may bring lawsuits against us for damages they may have suffered from our failure to perform these contracts. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Our polysilicon cost may be higher than the market level as a result of our long-term polysilicon purchase commitment with fixed prices, and we have failed to perform certain of our long-term polysilicon supply contracts according to their original terms”

Quality Control

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

We have received many types of international certifications for our products and quality assurance programs, which we believe demonstrates our technological capabilities and foster the confidence of our customers. The following table sets forth the major certifications we have received and major test standards our products have met as of the date of this annual report:

Certification or Test Dates	Certification or Test Standard	Relevant Products
February 2004, and renewed in February 2016	ISO 9001:2000 (renewed as ISO 9001:2008) quality system certification, established by the International Organization for Standardization, an organization formed by delegates from member countries to establish international quality assurance standards for products and manufacturing processes.	The design and manufacture of crystalline silicon solar modules, solar cells, multi-crystalline silicon wafers and multi-crystalline silicon ingots

April 2004, December 2010 and renewed in February 2012, September 2012, January 2016, and April 2018	UL certification, authorized by Underwriters Laboratories Inc., an independent, not-for-profit product-safety testing and certification organization in the United States; evaluated in accordance with USL (Standard for Safety, Flat-Plate Photovoltaic Modules and Panels, UL 1703) and CNL (Canadian Other Recognized Document, ULC/ORD-C1703-01, Flat-Plate Photovoltaic Modules and Panels).	Certain models of PV modules

August 2004, July 2005, January 2006, February 2007, May 2007, July 2007, June 2008, May 2009, November 2009, February 2010, August 2010, November 2010, March 2011, April 2011, June 2011, November 2011, December 2011, April 2012, May 2012, March 2014, April 2015	TÜV certification, conducted by TÜV Immissionsschutz und Energiesysteme GmbH, an independent approval agency in Germany, against the requirements of Safety Class II Test (Crystalline terrestrial Photovoltaic (PV) Modules — Design qualification and type approval, IEC61215:2005, Photovoltaic (PV) module safety qualification, IEC61730 • :2004, factory inspection certification, IEC 61215:2005 and IEC 61730:2004, salt mist corrosion testing, IEC 61701:2011, and ammonia corrosion testing, IEC EN 61215 on PV modules.	Certain models of PV modules

January 2007 and renewed in February 2016	ISO 14001: 2004 certification for environment management system.	The design and manufacture of crystalline silicon solar modules, solar cells, multi-crystalline silicon wafers and multi-crystalline silicon ingots

November 2009	CEC-California, conducted by UL, against UL and IEC standard.	Certain models of our PV modules

July 2010 and renewed in June 2012, December 2018	“Golden Solar” certification by CGC, against the requirements of IEC61215:2005 and IEC61730-2:2004.	Certain models of our PV modules

March 2011	“Golden Solar” certification by CGC, against the requirements of IEC61215:2005.	PANDA series modules

August 2011 and August 2012	JET certification, conducted by Japan Electrical Safety & Environment Technology Laboratories, an independent approval agency in Japan, against the requirement of IEC61215:2005 and IEC61730:2004	Certain models of our PV modules

August 2011	MCS certification authorized by United Kingdom Accreditation Service (UKAS), a non-profit independent certification company, against the requirements of MSC 010-1.5 and MSC 005-2.3.	Certain models of our PV modules

September 2011	KEMCO certification, conducted by South Korea Energy Management Corporation in South Korea, against the requirements of IEC61215:2005 and IEC61730:2004.	PANDA series modules

October 2011	Inmetro certification, conducted by Inmetro in Brazil, against IEC or UL standard.	Certain models of our PV modules

July 2012 and renewed in August 2014, October 2018	PCCC certification, conducted by Power (Beijing) Product Certification Center Co., Ltd, against IEC 61215:2005 and IEC 61730:2004.	Certain models of our PV modules

August 2012	TÜV certification, conducted by TÜV Rheinland Japan Ltd, against the requirement of JIS Q 8901:2012.	PV modules requirement for reliability assurance system (design, production and performance guarantee)

May 2013	CEC-Australian certification, conducted by Clean Energy Council Limited, against IEC 61215:2005 and IEC 61730:2004.	Certain models of our PV modules

May 2013	SGS certification, conducted by SGS-CSTC Standard Technical Service (Shanghai) Co., Ltd, against IEC 61215:2005, IEC 61730:2004 and IEC 60068-2-68 blowing sand test.	Certain models of our PV modules

June 2013 and renewed in April 2015	TÜV certification, conducted by TÜV SUD Product Service GmbH, against the requirements of IEC 61215:2005, IEC 61730:2004 and IEC 82/685/NP PID-free.	Certain models of our PV modules

June 2013 and renewed in April 2015	FRONTRUNNER certification, conducted by the China General Certification Centre (“CGC”), against the requirements of CGC/GF063 and CGC-R46076	PANDA Bifacial modules

August 2017	TÜV certification, conducted by TÜV NORD CERT GmbH, against the requirements of IEC/EN 61215:2005; IEC 61730-1:2004+A1:2011+A2:2013/EN 61730-1:2007+A1:2012+A:2013; IEC 61730-2:2004+A1:2011/EN 61730-2:2007+A1:2012	Certain models of our PV modules

November 2017 and renewed in June 2018	CQC certification, conducted by China Quality Certification Centre, against the requirements of IEC 61215:2005 and IEC 61730-2:2004	Certain models of our PV modules

November 2017, March 2018, April 2018	TÜV SÜD certification, conducted by TÜV SÜD Certification and Testing (China) Co. Ltd. Beijing Branch, against the requirements of IEC 61215:2005; IEC 61730-1:2004; IEC 61730-1:2004/AMD1:2011; IEC 61730-1:2004/AMD2:2013; IEC 61730-2:2004/AMD1:2011; IEC 61730-2:2004; EN 61215:2005; EN 61730-1:2007/A2:2013; EN 61730-2:2007/A1:2012;	Certain models of our PV modules

February 2018, July 2018, September 2018, January 2019,

TÜV certification, conducted by TÜV Rheinland (China) Ltd., against the requirements of EN 61215:2005, IEC 61215:2005, EN 61730-1:2007+A1+A2+A11, IEC 61730-1:2004+A1+A2, EN61730-2:2007+A1,

IEC 61730-2:2004+A1,

Certain models of our PV modules

March 2018, April 2018, December 2018	TÜV certification, conducted by TÜV Rheinland (China) Ltd., against the requirements of PPP58042B:2015, IEC61215:2005, IEC61730-1:2004, IEC61730-1:2004/AMD1:2011, IEC61730-1:2004/AMD2:2013, IEC61730-2:2004/AMD1:2011, IEC61730-2:2004	Certain models of our PV modules

March 2018

TÜV certification, conducted by TÜV Rheinland (China) Ltd., against the requirements of IEC61215:2005, IEC61730-1:2004, IEC61730-1:2004/AMD1:2011, IEC61730-1:2004/AMD2:2013, IEC61730-2:2004/AMD1:2011, IEC61730-2:2004, IEC61701:2011,

IEC62716:2013

Certain models of our PV modules

March 2018, April 2018	TÜV certification, conducted by TÜV Rheinland (China) Ltd., against the requirements of EN61730-1:2007/A2:2013 and EN61730-2:2007/A1:2012 (1000v & 1500v)	Certain models of our PV modules

April 2018	TÜV certification, conducted by TÜV Rheinland (China) Ltd., against the requirements of IEC61701:2011, IEC61701:2012	Certain models of our PV modules

April 2018	CQC certification, conducted by China Quality Certification Centre, against the requirements of IEC 61215:2005	Certain models of our PV modules

April 2018	UL certification, authorized by Underwriters Laboratories Inc., against the requirements of UL 1703Flat-Plate Photovoltaic Modules and Panels & ULC/ORD-C1703-01, Flat-Plate Photovoltaic Modules and Panels.	Certain models of our PV modules

April 2018	CQC certification, conducted by China Quality Certification Centre, against the requirements of IEC 61730-2:2004	Certain models of our PV modules

April 2018, May 2018,	UL certification, authorized by Underwriters Laboratories Inc., against the requirements of UL 1703& ULC/ORD-C1703-01, Flat-Plate Photovoltaic Modules and Panels.(1000v & 1500v)	Certain models of our PV modules

May 2018, June 2018	TÜV certification, conducted by TÜV Rheinland (China) Ltd., against the requirements of IEC61215-1:2016, IEC61215-1-1:2016, IEC61215-2:2016, IEC61730-1;2016, IEC61730-2:2016, 2 PfG2645/11.17	Certain models of our PV modules

July 2018	TÜV certification, conducted by TÜV Rheinland (China) Ltd., against the requirements of IEC61215-1:2016, IEC61215-1-1:2016, IEC61215-2:2016, IEC61730-1:2016, IEC61730-2:2016	Certain models of our PV modules

August 2018, March 2018, June 2018	CQC certification, conducted by China Quality Certification Centre, against the requirements of IEC 61215:2005 and CNCA/CTS0009-2014	Certain models of our PV modules

September 2018

TÜV certification, conducted by TÜV Rheinland (China) Ltd., against the requirements of IEC61215:2005, IEC61730-1:2004, IEC61730-1:2004/AMD1:2011, IEC61730-1:2004/AMD2:2013, IEC61730-2:2004/AMD1:2011, IEC61730-2:2004, ,

PPP59022A:2013

Certain models of our PV modules

November 2018	TÜV certification, conducted by TÜV Rheinland (China) Ltd., against the requirements of 2 PfG 2387/04.14	Certain models of our PV modules

November 2017 and renewed in December 2018, January 2019	CQC certification, conducted by China Quality Certification Centre, against the requirements of IEC 61215:2005 and CQC3309-2014	Certain models of our PV modules
November 2018	BIS certification, conducted by BUREAU OF INDIAN STANDARDS, against the requirements of IS14286:2010, IEC61215:2005, IS/IEC61730(PART1):2004 IS/IEC61730(PART2):2004	Certain models of our PV modules

November 2018	UL certification, authorized by Underwriters Laboratories Inc., against the requirements of UL 1703: Standard for Safety for Flat-Plate Photovoltaic Modules and Panels and ULC/ORD-C1703:2018: Flat-Plate Photovoltaic Modules and Panels.(1000v & 1500v)	Certain models of our PV modules

December 2018	TÜV certification, conducted by TÜV Rheinland (China) Ltd., against the requirements of IEC61215-1(ed.1), IEC61215-1-1(ed.1), IEC61215-2(ed.1), IEC61730-1(ed.1), IEC61730-2(ed.1)	Certain models of our PV modules

January 2019	TÜV certification, conducted by TÜV Rheinland (China) Ltd., against the requirements of IEC 61215-1:2016; IEC 61215-1-1:2016; IEC 61215-2:2016; IEC 61730-1:2016; IEC 61730-2:2016	Certain models of our PV modules

January 2019	CTC certification, conducted by China Building Material Test & Certification Group Co.,Ltd., against the requirements of IEC 61215:2005	Certain models of our PV modules

January 2019	TÜV certification, conducted by TÜV Rheinland (China) Ltd., against the requirements of IEC 61215:2005 and EN 61215:2005	Certain models of our PV modules

January 2019	TÜV certification, conducted by TÜV Rheinland (China) Ltd., against the requirements of IEC 61730-1:2004+A1+A2, IEC 61730-2:2004+A1, EN 61730-1:2007+A1+A2+A11, EN61730-2:2007+A1	Certain models of our PV modules

Markets and Customers

Our products are sold in China’s domestic market and in various international markets, including, among others, Japan, India, Chile, the United States, EL Salvador, Germany, Turkey, etc. The following table sets forth the revenues generated from our major markets as percentages of our net revenues for the periods indicated.

	Year Ended December 31,
	2016	2017	2018
	%	%	%
PRC	58.9	76.8	59.4
Japan	28.2	8.8	12.9
India	0.2	4.0	5.8
Chile	0.0	0.0	5.5
United States	6.1	2.7	4.1
EL Salvador	0.0	0.0	1.9
Germany	0.0	0.1	0.8
Turkey	0.8	0.7	0.1
France	0.0	0.0	0.0
United Kingdom	1.1	0.0	0.0

For a breakdown of our net revenue by geographic regions for 2016, 2017 and 2018, see Note (25) to our audited consolidated financial statements included elsewhere in this annual report.

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

We have built a dedicated sales team and believe that the adoption of China’s Renewable Energy Law and the PRC government’s commitment to developing sources of renewable energy will contribute to rapid growth of the PV market in China. We plan to leverage our existing relationships with end-users to further increase our sales in China. For example, we have established offices in Xi’an, Nanjing and Guangzhou, which enables us to better serve our clients from Yangtze Delta and Pearl River Delta as well as promptly respond to key clients’ requests. In addition, we have built a distributor network which covered many provincial-level regions, including Hebei, Beijing, Zhejiang and Guangdong Anhui, Jiangsu etc. As part of our efforts to expand overseas, we have set up subsidiaries and international sales network in many countries, such the United States, Japan, Spain, and Australia etc.

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

We provide customer support and service to overseas customers through our overseas subsidiaries and regional headquarters located in our major markets, such as Japan, India, the United States, Europe, Turkey, Australia, Latin Americas and Middle East, etc. Before September 30, 2011, our PV modules were typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty against declines of more than 10% and 20% of initial power generation capacity, respectively. From October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nominal power output for 10 years, and 80.7% of nominal power output for a period of 25 years for multicrystalline PV modules and 98.0% of nominal power output for the first year, 92.0% of nominal power output for 10 years, and 82.0% of nominal power output for a period of 25 years for monocrystalline Panda PV modules. From September 1, 2014, we updated our warranty terms to guarantee 91.2% of nominal power output for 10 years and 80.7% of nominal power output for 25 years for multicrystalline PV modules, and to guarantee 98.0% of nominal power output for the first year, 92.2% of nominal power output for 10 years, and 82.4% of nominal power output for 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with a linear-based warranty which guarantees each year of power output during the twenty-five-year warranty period. In addition, starting from 2012, we began to work with some insurance companies to provide a range of long-term insurance and warranty-related coverage for our products.

Due to the warranties, we bear the risk of warranty claims long after we have sold our products and recognized revenues. Because our products have only been in use for a relatively short period of time, our assumptions regarding the durability and reliability of our products may not be accurate, and because our products have relatively long warranty periods, we cannot assure you that the amount of accrued warranty provided by us for our products will be adequate in light of the actual performance of our products. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — Unsatisfactory performance of or defects in our products may cause us to incur additional warranty expenses, damage our reputation and cause our sales to decline”.

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

Competition

The PV market is intensely competitive and rapidly evolving. The supply of PV products has rapidly increased due to the growth of actual and forecasted demand for PV products and relatively low barriers to entry. The weakened demand for PV modules due to weakened macroeconomic conditions and tightened credit for PV project financing, combined with the increased supply of PV modules in recent years, have caused the price of PV modules to decline since the beginning of the fourth quarter of 2008. Since the last quarter of 2012, the price of PV modules has remained relatively stable primarily due to the shake-out of certain uncompetitive production capacity and increased demand worldwide. Demand started to increase from the second half of 2013 and the prices of PV modules slightly increased at the same time. However, prices of PV modules continued to decline since 2015 mainly due to increased capacity and decreases in FIT in China. We expect that the prices of PV products, including PV modules, may continue to decrease due to continued reductions in the cost of their manufacture and increasing competitive on markets worldwide. If we fail to attract and retain customers in our target markets for our current and future core products, namely PV modules and PV systems, we will be unable to increase our revenues and market share.

In 2016, 2017 and 2018, portions of our revenues have derived from overseas markets, including in Japan, India, the United States, Europe, Turkey, Australia, Latin Americas and Middle East, etc. In these markets, we compete with both local and international producers of solar products, including PV module manufacturers such as SunPower Corporation, thin film solar module manufacturers such as First Solar, Inc., and integrated PV product manufacturers such as SolarWorld AG, Renewable Energy Corporation and Trina Solar Limited etc. In 2018, sales in China accounted for 59.4% of our total revenues, compared to approximately 40.9% in 2015, approximately 58.9% in 2016 and 76.8% in 2017.

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

Insurance

We maintain an insurance policy covering losses due to fire, earthquake, flood and a wide range of other natural disasters. Insurance coverage for our inventory, fixed assets and ongoing projects amounted to approximately RMB16.75 billion as of the date of this annual report. We also maintain insurance policies in respect of marine, air and inland transit risks of our products. In addition, we have obtained product liability insurance coverage. The insurance policy covers bodily injuries and property damage caused by products we have sold, supplied or distributed up, to specified limits. We do not maintain any insurance coverage for business interruption or key-person life insurance for our executive officers. We consider our insurance coverage to be adequate. However, significant damage to any of our manufacturing facilities and buildings, whether as a result of fire or other causes, could have a material and adverse effect on our results of operations. See “Item 3.D. Risk Factors — Risks Related to Us and the PV Industry — We have limited insurance coverage and may incur uncovered losses resulting from business interruption or natural disasters”.

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

On May 31, 2018, NDRC, Ministry of Finance, and NEA released a notification providing new regulation for PV industry in China. According to the notification, from June 1st, 2018, for solar power plants in resource zones I, II and III, the FIT shall be lowered to RMB0.5, RMB0.6, and RMB0.7 per kWh respectively; and for DG projects, the FIT was reduced by RMB0.05 to RMB0.32 per kWh. The quota for 2018’s DG systems will be about 10G, while the quota for ground-mounted power plants will be suspended in 2018.The notification also provides guidelines for other types of PV projects, such as Top Runner Program and unsubsidized projects.

On January 9, 2019, NDRC and NEA released the Notice of Promoting the Grid Parity of Subsidy-free Wind and Solar Projects to carry out the pilot construction of grid parity and low price wind and solar projects. Local governments will be allowed to subsidize projects if they choose but the policy states that those subsidies cannot be used to prop up local manufacturers. Support cannot be offered with local content requirements either. The plans also include the use of Green Certificates, linked to renewable power generation that can then be traded. China carried out a trial of the scheme in 2017. In addition, strenuous efforts to reinforce grid infrastructure will be made to reduce curtailment. Projects that cannot show that the power can be efficiently distributed will not be approved. Provinces will also be encouraged to trade more power across their respective boundaries. Tighter requirements on project design and siting are also introduced. Projects will be encouraged on unused state-owned land. The policy stands until the end of 2020.

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

On March 16, 2007, the National People’s Congress passed the Enterprise Income Tax Law, or the EIT Law, and adopted a uniform income tax rate of 25% for most domestic enterprises and foreign investment enterprises. The EIT Law became effective on January 1, 2008. The EIT Law provides a five-year transition period from its effective date for enterprises that were established before the promulgation date of the EIT Law and which enterprises were entitled to preferential tax rates and treatments under the then effective tax laws or regulations. On December 26, 2007, the PRC government issued detailed implementation rules regarding the transitional preferential policies. Furthermore, under the EIT Law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to a preferential enterprise income tax rate of 15%. The Ministry of Science and Technology, the MOF and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises (“HNTE”) on January 29, 2016 to replace the previous regulations issued on April 24, 2008. The Ministry of Science and Technology, the MOF and the State Administration of Taxation also jointly issued the Guidelines for the Recognition of High and New Technology Enterprises on June 22, 2016 to replace the previous guidelines issued on July 8, 2008. In 2008, Tianwei Yingli was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations. In 2011, Tianwei Yingli renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% for 2012 and 2013. In 2014, Tianwei Yingli renewed its HNTE qualification again, which extended its entitlement to the preferential income tax rate of 15% to 2016. After 2017, since Tianwei Yingli did not renew its qualification, the income tax rate was adjusted back to statutory rate of 25% under the new EIT law. Yingli China was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations, which entitled it to the preferential income tax rate of 15% from 2011 to 2013. In 2014, Yingli China renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% from 2014 to 2017. In October 2017, Yingli China renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% from 2017 to 2020. In 2011, Hainan Yingli was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations. Being a HNTE located in the Hainan Special Economic Zone, Hainan Yingli was entitled to a 2+3 tax holiday starting from the year in which it first generated operating income. Hainan Yingli elected and was approved to commence its 2+3 tax holiday in 2011. Therefore, Hainan Yingli was entitled to income tax exemption for 2011 and 2012 and subject to the reduced income tax rate of 12.5% from 2013 to 2015. Since the tax holiday ended in 2015, Hainan Yingli has been subject to a preferential income tax rate of 15% in 2016. In November 2017, Hainan Yingli renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% to 2020. In 2013, Yingli Tianjin, Yingli Lixian and Yingli Hengshui were recognized by the Chinese government as HNTEs under the new EIT law and its relevant regulations, which entitled them to the preferential income tax rate of 15% from 2013 to 2015. In 2016, Yingli Tianjin, Yingli Lixian and Yingli Hengshui renewed their HNTE qualification, which entitled them to the preferential income tax rate of 15% from 2016 to 2018.

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

Value Added Tax

Pursuant to the Provisional Regulation of the PRC on Value Added Tax and its implementation rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay Value Added Tax at a rate of 17% from January to April and 16% from May to December 2018 of the gross sales proceeds received, less any creditable Value Added Tax already paid or borne by the taxpayer. In addition, when exporting goods, the exporter is entitled to a portion of or all the refund of value added tax that it has already paid or borne. Imported raw materials that are used by our operating subsidiaries for manufacturing products intended for export, and are deposited in bonded warehouses are exempt from import Value Added Tax.

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
100%
Yingli Energy (China) Co., Ltd. or Yingli China (7) (PRC) (1)
Yingli Energy (Beijing) Co., Ltd. or Yingli Beijing (8) (PRC) (1)
Yingli Green Energy Capital Holding (Hong Kong) Company Limited (9) (Hong Kong) (1)
Yingli Green Energy Chile SpA or Yingli Chile (10) (Chile) (1)
Yingli Green Energy Mexico SA DE CV (11) (Mexico) (1)
Yingli Green Energy Americas, Inc. or Yingli Americas (12) (Delaware) (1)
100%
100%
100%
100%
Hainan Yingli New Energy Resources Co., Ltd. or Hainan Yingli (13) (PRC) (1)
Yingli Green Energy Japan Co., Ltd. or Yingli Japan (14) (Japan) (1)
Yingli Green Energy Luxembourg S.A.R.L or Yingli Luxembourg (15) (Luxembourg) (1)
Yingli Green Energy Australia Pty. Ltd. or Yingli Australia (16) (Australia) (1)
100%
Yingli Green Energy Europe S.L.U. or Yingli Europe (17) (Spain) (1)

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

Our principal executive offices are located at No. 3399 Chaoyang North Street in the National New and High-technology Industrial Development Zone in Baoding, China. We conduct our research, development, manufacturing and management operations in sites located in Baoding, Hebei Province, Hengshui, Hebei Province, Tianjin and Haikou, Hainan Province:

Facility Number	Products	Location	Plant Size (Square Meters)	Duration of Land Use Right	Major Equipment
1.	Ingots, wafers, cells, modules	Baoding, Hebei Province	25,842	March 2006 to June 2050 (a plot of 24,579 square meters); December 2006 to November 2050 (a plot of 1,263 square meters)	Furnace, wire saw, wires quarter, diffusion furnace, sintering furnace, PECVD antireflection coatings manufacturing equipment, automatic printer, laminating machine, solar cell module production line before and after component lamination, automatic glue-spreads working station, solar cell module testing device

2.	Same as above	Baoding, Hebei Province	232,158	December 2009 to December 2056 (a plot of 104,745 square meters); December 2009 to December 2056 (a plot of 102,886 square meters); and August 2010 to April 2060 (a plot of 24,527 square meters)	Same as above

3.	Same as above	Baoding, Hebei Province	207,036	February 2010 to November 2059 (a plot of 163,579 square meters); December 2011 to December 2060 (a plot of 43,457 square meters)	Same as above

4.	Same as above	Baoding, Hebei Province	11,698	September 2006 to August 2056 (a plot of 5,807 square meters); September 2006 to December 2049 (a plot of 5,891 square meters)	Same as above

5.	Same as above	Baoding, Hebei Province	15,443	October 2008 to June 2049 (a plot of 6,746 square meters); October 2008 to December 2056 (a plot 8,697 square meters)	Same as above

6.	Same as above	Tianjin Ninghe Modern Industry Area	311,264	August 2011 to July 2061 (a plot of 233,296 square meters); August 2011 to June 2061 (a plot of 38,868 square meters); July 2013 to April 2063 (a plot of 19,074 square meters)	Same as above

7.	Same as above	North Part of Hengshui Economic Development Zone	292,508	February 2012 to December 2061(a plot of 82,603.2 square meters), May 2012 to April 2062 (a plot of 209,905.23 square meters)	Same as above

8.	Same as above	Lixian, Baoding, Hebei Province	199,732	June 2011 to December 2060(a plot of 67,665.08 square meters), June 2012 to November 2054 (a plot of 65,400 square meters, February 2013 to May 2062 (a plot of 66,666.7 square meters)	Same as above

9.	Same as above	Shiziling Industrial Park, National Hi-Tech Development Zone, Haikou, Hainan Province	408,926	March 2010 to September 2057 (a plot of 181,339.31 square meters), June 2011 to September 2057 (a plot of 167,712.57 square meters), June 2011 to September 2057 (a plot of 59,875.92 square meters)	Same as above

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

Our manufacturing capacity and operations have grown significantly since we completed construction of our first manufacturing facilities for PV modules in 2002. We use all of the polysilicon ingots and wafers and PV cells we produced for the production of PV modules, which we sell to third-party customers. Our shipment, including PV modules, were 2,170.4 megawatts, 2,953.0 megawatts and 1,731.1 megawatts, in 2016, 2017 and 2018, respectively.

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

Industry Demand

Our business and revenue growth depend on market demand for PV products. Although solar power technology has been used for several decades, the PV market grew significantly only in the past decade. This scenario assumes the continuation or introduction of adequate support mechanisms, accompanied by a strong political will to consider PV as a major power source in the coming years. However, demand for our PV products also depends on the general economic conditions in our target markets. Since the second half of 2008, economies around the world, including those in our target markets, have experienced a period of slow economic growth as compared to prior years. Partly as a result of these weakened worldwide macroeconomic conditions, the growth in demand for PV modules declined significantly since the fourth quarter of 2008. Starting from the second quarter of 2009, the macroeconomic environment began to improve, which led to an increase in demand for our products. The growth of demand for our products from some markets slowed down in the first quarter of 2011 until the first quarter of 2013, primarily caused by the adjustment of subsidies and economic incentives for PV installations. Starting in 2014, the growth of demand for the products in our target markets, such as China and Japan began to increase and kept increasing at a remarkable rate due to strong market demand and government supports with favorable policies. In recent years, China and Japan were the two largest markets for our company with strong demand for our PV products. However, mainly due to the continuous expansion of global PV manufacturing capacity and oversupply of PV modules in recent years, together with the decrease of FIT in major markets such as China and Japan, the prices for PV modules continuously decreased in recent years. Consequently, the profitability of the PV industry has continuously weakened in recent years.

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

However, the cancellation or change of the supportive policies, such as the decreases of subsidy on solar PV in key markets, especially after the financial crisis in 2008, has impaired the profitability of the industry. For example, In June 2012, the German government passed the PV amendment to its renewable energy law (EEG) 2012, which changed the 52 gigawatts capacity threshold, reduced the available PV rate, revised the volume-based degression schedule, and limited the amount of electricity that PV generators can export to the grid. On July 5, 2013, the Italian government discontinued feed-in tariff payments, and feed-in tariffs for new solar PV projects have not been available since July 2013. Furthermore, Levels of government subsidies generally, and FIT in particular, in China and in Japan have decreased in recent years in terms of RMB or U.S. dollars per kWh, and such decreases are expected to continue in the future. For example, On May 31, 2018, NDRC, Ministry of Finance, and NEA released a notification providing new regulation for PV industry in China. According to the notification, from June 1, 2018, for solar power plants in resource zones I, II and III, the FIT were lowered to RMB0.5, RMB0.6, and RMB0.7 per kWh respectively; and for DG projects, the FIT was reduced by RMB0.05 to RMB0.32 per kWh. The quota for 2018’s DG systems will be about 10G, while the quota for ground-mounted power plants will be suspended in 2018.The notification also provides guidelines for other types of PV projects, such as Top Runner Program and unsubsidized projects. There also have been other headwinds, such as trade barriers in the U.S., the European Union, and other countries, which have resulted in the market volatility. See “Item 3.D. Key Information — Risk Factors — Risks Related to Us and the PV Industry — A significant reduction in or discontinuation of government subsidies and economic incentives may have a material and adverse effect on our results of operations”.

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

We also require a significant amount of cash to fund our operations. We have a significant amount of debt outstanding and debt service requirements to satisfy. If we cannot maintain sufficient cash flow to fund our operations, our results of operations could be adversely affected. Our working capital needs have been exacerbated by significant net losses we have incurred in recent years. For the years ended December 31, 2016, 2017 and 2018, our net loss was RMB2.1 billion, RMB3.5 billion and RMB1.7 billion (US$240.6 million), respectively. As of December 31, 2018, we had a total deficit attributable to Yingli Green Energy of RMB13.3 billion (US$1.9 billion) and a deficit in working capital of RMB11.8 billion (US$1.7 billion). As of December 31, 2018, we had cash, cash equivalents and restricted cash of RMB0.6 billion (US$87.9 million) and short-term borrowings (including the current portion of long-term debt and overdue medium-term notes) of RMB10.7 billion (US$1.6 billion).

In addition, we have experienced tight cash flow due to repayment of three-year unsecured medium-term notes in the principal amount of RMB1.2 billion in May 2015 and repayment of 70%, or RMB700 million, of five-year unsecured medium-term notes in the principal amount of RMB1.0 billion in October 2015, which resulted in a lower-than-expected utilization of our production capacity in 2015 and 2016, which in turn adversely affected our results of operation in 2015 and 2016. On May 3, 2017, we paid RMB 300 million of the RMB-denominated five-year medium-term notes issued by Yingli China in 2012 (the “2012 MTNs”) with full principal and accrued interest totaling RMB318 million when they matured. We also have a large amount of debts that were due and payable; some of our debtors have initiated legal proceedings to collect a large amount of such debts; and some of them have obtained court judgments that require us to repay such debts. If we are forced to repay additional debts, our liquidity position could be further worsened and we may not have sufficient cash to support our normal operation.

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

Utilization rate of our production capacity also has a significant impact on our financial performance and results of operation. For example, mainly due to our tight cash flow, we experienced lower-than-expected utilization of certain production facilities since the middle of 2015. Such lower-than-expected utilization of our production capacity led to an increase in our unit manufacturing cost and to decreases in our own PV module shipments, total net revenues or our total gross margin. The lower than expected utilization of our production capacity, as well as the significant decrease of market selling price also triggered impairment events and we recognized a non-cash impairment charge on our long-lived assets of RMB3,804.1 million in 2015, RMB1,277.4 million in 2016 and RMB1,897.3 million in 2017. In addition, in 2017, we also recorded an impairment loss of RMB144.9 million for project assets, primarily as a result of lower than expected power output of our certain solar power stations. In 2018, no impairment was recognized. Our ability to increase and maintain high utilization of our production capacity will be important to our future financial performance.

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

Weakened demand for PV modules due to weakened macroeconomic conditions, combined with an increased supply of PV modules due to PV module manufacturers worldwide having expanded their production capacities in recent years, caused prices of PV modules to decline from the fourth quarter of 2008. Conditions in the credit market improved from the second quarter of 2009, which contributed to an overall increase in demand for our products in the second half of 2009. However, decreasing costs of raw materials continued to exert downward pressure on the selling prices of PV modules. The average selling prices in 2010 declined during the first, second and third quarters, and slightly bounced back in the fourth quarter of 2010, which was primarily attributable to robust market demand, broader recognition of our brand’s quality and diversified customer base. The average selling price in 2011 declined moderately in the first and second quarter, declined sharply in the third quarter and continued to drop in the fourth quarter, which was primarily due to reduced government subsidies and increased supplies of PV products. The average selling price of our PV modules in the first three quarters of 2014 remained at levels similar to those in 2013, but declined slightly in the fourth quarter of 2014 due to adjustments to the composition of our PV modules’ target geographic markets. In the first quarter of 2015, the average selling price of our PV modules remained at levels similar to those in the fourth quarter of 2014, but declined slightly in the remaining quarters of 2015, which was mainly due to increased supplies of PV modules globally and the change in our sales mix as we had more shipments to China. In the first half of 2016, the average selling price of our PV modules slightly increased mainly due to robust demand in China as our major market, but declined significantly in the second half of 2016 and in the second half of 2017, which was mainly due to increased supplies of PV modules globally and decreases in FIT in China. Furthermore, on May 31, 2018, NDRC, Ministry of Finance, and NEA released a notification to cut the FIT by RMB 0.05 since June 1, 2018 and suspended the quota for ground-mounted power plants in 2018. Then the demand of China market and the price of PV module significantly declined in the third quarter of 2018. After May 31 2018, the government made great efforts to support the smooth transition of the market from a policy-driven to a grid parity one, especially the NEA held the Solar Industry Symposium at the beginning of November and stated that the government will continue to provide subsidy for solar electricity until 2022 and the cutoff will not be once for all. Therefore, the demand of China market rebounded since the fourth quarter of 2018.

We sell our PV modules primarily through sales contracts with a term of less than one year and are obligated to deliver PV modules according to predetermined prices and delivery schedules.

Price of Polysilicon

Polysilicon is the most important raw material used in our manufacturing process. Until the third quarter of 2008, an industry-wide shortage of polysilicon coupled with rapidly growing demand from the solar power industry caused rapid increases in polysilicon prices. However, during the fourth quarter of 2008 and the first half of 2009, polysilicon prices declined continuously as a result of significant new manufacturing capacity coming on line and falling demand for solar power products and semiconductor devices resulting from the global financial crisis and adverse conditions in the credit market. From the third quarter of 2010, polysilicon prices rebounded due to a recovery in demand for PV products in major markets. From the second quarter of 2011, polysilicon prices have decreased significantly as a result of increased polysilicon manufacturing capacity across the industry and the downward price pressure exerted by the decreasing average selling price of PV modules. In 2012, polysilicon prices continued to decline and reached a historical low of approximately US$14 per kilogram in November 2012. Partly due to China’s anti-dumping and anti-subsidy investigations of United States, South Korean and European manufacturers of polysilicon, polysilicon prices rebounded slightly from December 2012. Since June 2013, polysilicon price has begun to increase and reached approximately US$22 per kilogram until the first half of 2014. From the second half of 2014, polysilicon price began to decrease significantly and the spot market price fluctuated under US$20 per kilogram until the beginning of 2018. However, mainly affected by the new FIT policy in China, polysilicon price significantly declined again after May 31, 2018 and maintain under US$10 per kilogram as of the date of this annual report.

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

From 2006 to 2010, we entered into seven long-term supply contracts with Supplier C to provide supplies of polysilicon from 2009 through 2013, from 2009 through 2017, from 2010 through 2018, from 2009 through 2011, from 2010 through 2017, from 2011 through 2013 and from 2011 through 2018, respectively. In addition, we entered into one long-term supply agreement in February 2008 with Supplier B to provide supplies of polysilicon for the period from 2009 through 2013. Between 2009 and 2013, we entered into another two long-term supply contracts with Supplier B to provide supplies of polysilicon from 2011 through 2015 and from 2012 through 2018, respectively. We also entered into a polysilicon supply contract with Daqo to provide supplies of polysilicon from the fourth quarter of 2008 through the end of 2010. In August 2010, we entered into another polysilicon supply agreement with Daqo to provide supplies of polysilicon from 2011 through 2012. In March 2011, we entered into a long-term polysilicon supply contract with Supplier A to provide supplies of polysilicon from 2013 through 2020. In November 2011, we entered into an amendment to this long-term supply contract with Supplier A to purchase polysilicon starting from 2012 through 2020 instead of 2013 through 2020. In October 2013, we also entered into an agreement with a certain vendor to amend our long-term supply contracts with the vendor to include a price adjustment mechanism that allows the vendor and us to renegotiate the purchase price on a quarterly basis within a specified price range based on prices then prevailing in the open market. In December 2018, we entered into an amendment to all previously supply agreements between us and Supplier C.

Due to fluctuations in polysilicon prices, we successfully negotiated and executed amendments for current purchases on a quarterly or monthly basis with some of these vendors that amended certain commercial terms such as total contract quantity, advance payment arrangements and unit prices for the relevant quarter or month several times in 2014, 2015, 2016, 2017 and 2018. In addition, certain suppliers may bring lawsuits, request arbitrations or initiate other legal proceedings against us for damages they may have suffered from our failure to perform these contracts. For example, on December 15, 2017, we received a notice of termination from one supplier notifying us of its decision to terminate its long-term polysilicon supply contract with us with immediate effect and claiming US$897.5 million of payments due and payable by us under the supply contract. After receiving the notice of termination, we have been in discussion with this supplier to find an amicable solution. On April 26, 2018, however, this supplier filed a request for arbitration of its claim against us under the supply contract with the London Court of International Arbitration. We vigorously defended our rights in the arbitration proceeding while continuing to seek a mutually beneficial solution with the supplier.

Vertically Integrated Manufacturing Capabilities

We believe that our vertically integrated business model offers us several advantages, particularly in areas of cost reduction and quality control, over our competitors that depend on third parties to source core product components. First, the vertical integration enables us to capture margins at every stage of the PV product value chain in which we are engaged. Second, by streamlining our manufacturing processes, we can reduce production costs and costs associated with toll manufacturing, packaging and transportation as well as breakage losses that occur during shipment between various productions locations associated with toll manufacturing arrangements. Third, we control operations at substantially all stages of the PV value chain, including research and development, which enables us to monitor more closely the quality of our PV products from start to finish, and design and streamline our manufacturing processes in a way that enables us to leverage our technologies more efficiently and reduce costs at each stage of the manufacturing process. We believe that the synergies resulting from our vertically integrated business model have enabled us to reduce the quantity of polysilicon that we use to make PV modules, improve the conversion efficiency of our PV cells and reduce the lead time needed to fulfill the orders of our customers.

However, since the middle of 2015, we have experienced lower-than-expected utilization of our production capacity because we did not have sufficient working capital to maintain the full utilization of production facilities as a result of the tight cash flow. This tight cash flow is partially due to our repayment of three-year unsecured medium-term notes in the principal amount of RMB1.2 billion when they matured in May 2015, and our repayment of 70%, or RMB700 million, of five-year unsecured medium-term notes in the principal amount of RMB1.0 billion when they matured in October 2015. As a measure to reduce our operating cash requirements in 2015, 2016, 2017 and 2018, we have contracted with third parties to allow them operate more than half of our polysilicon ingot and wafer production facilities. These third parties pay us a monthly fee to operate these production facilities, pay the salaries of our staff members employed and utility expenses incurred at such facilities, produce fixed volumes of polysilicon ingots and wafers on a monthly basis, and cover all other manner of operating, ancillary, and raw material expenses of such production. As part of the arrangement, we agree to purchase part or all of the wafers so produced by said third parties at designated prices based on our needs, subject to certain adjustments under the relevant agreements. As these third parties would provide all the working capital required for production of the polysilicon ingots and wafers, these arrangements effectively help us finance our production value chain, reduce our working capital requirements, and increase the utilization of our polysilicon ingot and wafer production facilities. In addition, we also entered into agreements to process PV cells and PV modules for third parties as an Original Equipment Manufacturer (OEM) in 2015, 2016, 2017 and 2018, in order to improve the utilization rate of our production capacities.

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

For our adopted monocrystalline PV technologies, we have been collaborating with the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells, to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells since June 2009. Our 600 megawatts of PANDA production capacity for each of monocrystalline ingots and wafers, cells and modules in Baoding, Hebei Province commenced initial production in the second quarter of 2011. In 2016, we commercialized the frameless PANDA Bifacial module, which integrates the technology of PANDA n-type monocrystalline PV cells and is made of two layers of 2.5mm thick low-iron tempered glass, replacing the conventional back sheet and glass structure. PANDA Bifacial module can generate power not only from the front side, but also from the rear side by making use of the reflected photons that hit the module on the back side, depending on the environmental condition of installation. In addition, we also have applied many other advanced technologies during our manufacturing process, such as the black silicon, multi-busbar and Smart Hot-Spot Free technologies with the commercialized multi-crystalline black silicon modules, multi-crystalline 12-busbar module and Smart Hot-Spot Free module.

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

Solar 1

On October 9, 2012, the U.S. Department of Commerce, or USDOC, issued final affirmative determinations with respect to its anti-dumping and countervailing duty investigations on crystalline silicon photovoltaic, or CSPV, cells, whether or not incorporated into modules, from China. On November 7, 2012, the U.S. International Trade Commission, or USITC, ruled that imports of CSPV cells had caused material injury to the U.S. CSPV industry. This decision was subsequently affirmed by the U.S. Court of International Trade, or CIT, and the U.S. Court of Appeals for the Federal Circuit (Federal Circuit). There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final.

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

The first of these reviews was concluded on July 14, 2015, when the USDOC published its final results of the first administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As a result of these decisions, the duty rates applicable to us were revised to 0.79% (anti-dumping duty) and 20.94% (countervailing duty). The rates at which duties will be assessed and payable for the reviewed periods were appealed to the CIT. The CIT affirmed the USDOC’s remand determination as to the final results of the countervailing duty review, and no change was made to our countervailing duty rate. This decision has not been appealed to the Federal Circuit. The CIT likewise affirmed USDOC’s remand determination as to the final results of the anti-dumping duty review, and no change was made to our anti-dumping duty rate. On December 12, 2018, the Federal Circuit upheld the CIT’s decision. There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final.

The second of these reviews was concluded in June 2016 (anti-dumping duty order) and July 2016 (countervailing duty order) when the USDOC published the final results of the second administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As result of these decisions, the anti-dumping duty rate applicable to us was changed to 12.19% (from 0.79%). Because we were not subject to the second administrative review of the countervailing duty order, our countervailing duty rate remained at 20.94%. The anti-dumping duty rates at which duties will be assessed and payable for the 2013-2014 period were appealed to the CIT. The CIT affirmed the USDOC’s remand determination as to the final results of the anti-dumping duty review, which decreased the anti-dumping duty rate applicable to us to 0.00% (from 12.19%). The CIT’s decision affirming the USDOC’s determination on the anti-dumping duty rate has now been appealed to the Federal Circuit, with a decision expected in late 2019.

The third of these reviews was concluded in June 2017 (anti-dumping duty order) and July 2017 (countervailing duty order) when the USDOC published the final results of the third administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As result of these decisions, the anti-dumping duty rate applicable to us was changed to 6.98% (from 12.19%). Because we were not subject to the third administrative review of the countervailing duty order, our countervailing duty rate remained at 20.94%. The anti-dumping duty rates at which duties will be assessed and payable for the 2014-2015 period are subject to ongoing litigation at the CIT. Decisions on these appeals are not expected until mid-2019.

The fourth administrative reviews were concluded in July 2018 (both anti-dumping and countervailing duty) when the USDOC published the final results of the fourth administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells and published the amended final results in the countervailing duty review in October 2018. Due to these decisions, the duty rates applicable to us were changed to 15.85% (from 6.98%) (anti-dumping duty) and 10.64% (from 20.94%) (countervailing duty). The rates at which duties will be assessed and payable for the reviewed period are subject to ongoing litigation at the CIT. Decisions on these appeals are not expected until late 2019.

The fifth and sixth of these reviews are ongoing and are expected to conclude in mid-2019 and mid-2020, respectively. The preliminary countervailing duty results of the fifth administrative review estimate an increased countervailing duty rate of 16.30% (from 10.64%). The preliminary anti-dumping duty results of the fifth administrative review estimate an increased anti-dumping duty rate of 44.25% (from 15.85%).

The USDOC recently initiated the sixth administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells and we are subject to both reviews. The final results of these reviews and the fifth administrative reviews of the anti-dumping and countervailing duty orders may result in duty rates that differ from the previous duty rates and cash deposit rates applicable to us. These duty rates could materially and adversely affect our U.S. import operations and increase our cost of selling into the United States.

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

The countervailing duty rate applicable to us was challenged at the CIT and we were a party to these proceedings. In September 2017, the CIT sustained USDOC’s CVD remand determination, which reduced the countervailing rate applicable to us from 38.43% to 33.58%. The case has not been further appealed and, thus, the decision is final. Several parties also appealed the scope of the Solar 2 anti-dumping and countervailing orders determined by Commerce to the CIT. The CIT affirmed Commerce’s scope determinations on July 21, 2017, and on March 12, 2019, the Federal Circuit upheld the CIT’s decision. Parties have until June 10, 2019 to seek further appeal to the U.S. Supreme Court. Otherwise, this decision will be final.

The rates at which duties will be assessed and payable are subject to ongoing administrative reviews.

Because we were not subject to the first or second administrative reviews and are not subject to the third administrative reviews of the Chinese orders, our duty rates will remain at 30.06% (anti-dumping duty) and 33.58% (countervailing duty). Although we have very limited sales of modules to the U.S. incorporating third country cells, such determinations may adversely affect our business flexibility in the U.S. market and our business in the U.S. may be materially and adversely impacted.

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

The safeguard measure may be amended or eliminated during the mid-term review, which will take place in 2020, as required by U.S. law. Specifically, at that time, the President may reduce, modify, or terminate the action taken if the President determines that: (1) the domestic industry has made a positive adjustment to import competition; (2) the domestic industry has not made adequate efforts to make a positive adjustment to import competition; or (3) the effectiveness of the safeguard action has been impaired by changed economic circumstances..

If such investigations instituted in our target markets lead to any adverse trade protection measures or remedies against exports from China, the prices of our products will be forced to increase significantly and we may lose customer orders to our competitors, which may materially and adversely affect our business prospects and results of operations.

Net Revenues

We currently derive net revenues from six sources:

•	sales of PV modules, which are currently our principal source of revenues and are primarily driven by market demand as well as our manufacturing capacity;

•	sales of PV cells, wafers and raw materials, which consist of sales of low efficiency PV cells, wafers and raw materials, based on overall consideration of the market and our operation conditions;

•	PV cells and PV modules processing fee, which we generate through providing PV cells and PV modules processing services to third parties as OEM;

•	sales of PV systems, which consist of sales of PV systems and related installation services; and

•	rendering of EPC services, which consist of solar power station constructed for commercial customers; and

•	other revenues.

On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), by applying the modified retrospective method under which we have elected to adopt the standard applied to those contracts that were not completed at January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting practices under ASC Topic 605 “Revenue Recognition”.

The following table summarizes the impact of adopting ASC Topic 606 on our consolidation statements of operations for the year ended December 31, 2018:

	For the year ended December 31, 2018
	As reported	Amount Without Adoption of ASC Topic 606	Effect of Change Higher/(Lower)
	RMB’000	RMB’000	RMB’000
Total revenues	4,456,215	4,479,242	(23,027)
Loss from operations	(1,043,014)	(1,019,987)	(23,027)
Net loss	(1,654,240)	(1,631,213)	(23,027)
Net loss attributable to Yingli Green Energy	(1,613,281)	(1,590,254)	(23,027)
Net loss per share	(8.88)	(8.75)	(0.13)

The following table sets forth each revenue source as a percentage of total consolidated net revenues for the periods indicated.

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Net revenues
Sales of PV modules	7,026,074	7,469,668	3,535,509	514,218
Sales of PV systems	127,353	47,958	10,329	1,502
Rendering of EPC services	93,418	15,495	458,025	66,617
Sales of PV cells, wafers and raw materials	746,261	625,937	277,433	40,351
Processing fee of PV cells and PV modules	308,386	157,586	89,134	12,964
Other revenues	74,607	47,080	85,785	12,477
Total net revenues	8,376,099	8,363,724	4,456,215	648,129

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

In 2016, 2017 and 2018, sales to the top five customers accounted for approximately 10.7%, 18.9% and 20.0%, respectively, of our net revenues. There is no individual customer accounting for 10% or more of total revenues for the years ended December 31, 2016, 2017 and 2018. As of December 31, 2017 and 2018, the top five outstanding accounts receivable balances (net of provisions) accounted for approximately 16.4% and 26.4%, respectively, of our total outstanding accounts receivable. No individual customer has accounts receivables balances that accounted for more than 10% of the total balance as of December 31, 2017. One individual customer has accounts receivables balances that accounted for more than 10% of the total balance as of December 31, 2018. Our largest customers have changed from year to year d our diversification into different geographic markets and our continuing search for new customers.

Our business depends substantially on government incentives given to our customers. In many countries in which we sell our products, the market of our products would not be commercially viable on a sustainable basis without government incentives. This is largely because the cost of generating electricity from solar power currently exceeds and is expected to continue to exceed the costs of generating electricity from conventional energy sources. We generated approximately 97%, 95% and 91% of our total net revenues for the years ended December 31, 2016, 2017 and 2018, respectively, from sales to customers in countries with known government incentive programs for the use of solar products. A significant reduction in the scope or discontinuation of government incentive programs would have a materially adverse effect on the demand of our products.

A significant portion of our net revenues is from customers located in the PRC, Japan, U.S., Turkey, France, Germany and England. Revenues from customers located in the PRC, Japan, the USA, India, Turkey, France, Germany and England are as follows:

	Year ended
	December 31,	% of net	December 31,	% of net			% of net
	2016	revenue	2017	revenue	December 31, 2018		revenue
	RMB		RMB		RMB	US$

PRC	4,932,284	59%	6,421,123	77%	2,646,767	384,956	59%
Japan	2,363,239	28%	737,813	9%	572,690	83,294	13%
India	18,970	-%	330,738	4%	260,624	37,906	6%
Chile	-	-%	4,282	-%	246,862	35,905	6%
USA	513,690	6%	223,229	3%	182,810	26,589	4%
EL Salvador	-	-%	-	-%	86,002	12,508	2%
Germany	3,089	-%	11,365	-%	33,854	4,924	1%
Turkey	69,956	1%	58,686	-%	2,421	352	-%
France	1,477	-%	182	-%	1,990	289	-%
England	88,129	1%	861	-%	185	27	-%
Others	385,265	5%	575,445	7%	422,010	61,379	9%
Total	8,376,099	100%	8,363,724	100%	4,456,215	648,129	100%

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

The cost of EPC services includes the costs to complete the projects, including materials, labor and other system costs.

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

Gross Profit/Loss and Gross Profit/Loss Margin

Our gross profit is affected by a number of factors, including the average selling prices for our PV products, the cost of polysilicon, product mix, economies of scale and benefits from vertical integration, and our ability to manage our raw material supply cost-effectively. Our gross profit was negative RMB278.2 million (US$40.5 million) in 2018. Our gross profit margin was negative 6.2% in 2018, compared to our gross profit margin of 3.6% in 2017 and 13.8% in 2016.

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

Operating Expenses

Our operating expenses consist of:

•	Selling expenses, which consist primarily of advertising costs, salaries and employee benefits of sales personnel, sales-related travel and entertainment expenses, sales-related shipping costs, warranty costs, amortization of intangible assets, share-based compensation expenses and other selling expenses, including sales commissions paid to our sales agents. We expect that selling expenses will decrease as a percentage of net revenues over time as we achieve greater economies of scale.

Before September 30, 2011, our PV modules were typically sold with a two- or five-year limited warranty for defects in materials and workmanship, and a 10-year and 25-year warranty guaranteeing 90% and 80% of initial power generation capacity, respectively. From October 1, 2011, we implemented a new and improved warranty term that guarantees 91.2% of nominal power output for 10 years and 80.7% of nominal power output for a period of 25 years for multicrystalline PV modules, and 98.0% of nominal power output for the first year, 92.0% of nominal power output for 10 years, and 82.0% of nominal power output for a period of 25 years for monocrystalline Panda PV modules. In addition, based on customers’ specific requirements, we also provide our multicrystalline PV modules with a linear-based warranty, which guarantees each year’s power output during the twenty-five-year warranty period. Starting from 2012, we began to work with some insurance companies to provide a range of long-term insurance and warranty-related coverage for our products. These warranties require us to fix or replace the defective products. Taking into account estimated product failure rates, the costs of repairing and/or replacing failed products, and other costs associated with repairing and/or replacing such failed products, we currently accrue the equivalent of 1% of gross revenues for warranty obligations. In 2018, we accrued warranty provision of RMB35.3 million (US$5.1 million). Also since the updated product replacement cost included in the warranty liability estimation that continued to drop in recent years, we reassessed and updated the estimation of future warranty costs with effect in 2018. We reversed recorded warranty liability of RMB 73.9 million (US$10.7 million) in 2018 as a change in estimate.

•	General and administrative expenses, which consist primarily of salaries and benefits for our administrative and finance personnel, audit, legal and consulting fees, other travel and entertainment expenses, bank charges, amortization of technical know-how, depreciation of equipment used for administrative purposes and share-based compensation expenses, provision against doubtful receivables (excluding accounts receivables) and provision against prepayments to suppliers (excluding prepayments to firm purchase commitments).

•	Research and development expenses, which consist primarily of costs of raw materials used in research and development activities, salaries and employee benefits for research and development personnel, and prototype and equipment costs relating to the design, development, testing and enhancement of our products and their manufacturing processes. We are a party to several research grant contracts with the PRC government under which we receive funds for specified costs incurred in certain research projects. We record such amounts in “Other Income” in the Consolidated Statement of Comprehensive Income/ (Loss) when the related research and development costs are incurred. We expect our research and development expenses to increase as we place a greater strategic focus on PV system sales in overseas markets and as we continue to hire additional research and development personnel and focus on continuous innovation of process technologies for our PV products. We conduct our research and development, design and manufacturing operations in China, where the costs of skilled labor, engineering and technical resources, as well as land, facilities and utilities, tend to be lower than those in more developed countries.

•	(Reversal of)/provision for doubtful accounts receivable from third parties , which represents our collection of previous accounts receivables or our estimated losses on accounts receivable resulting from customers’ inability or failure to make payments under our sales contracts. We consider age of doubtful accounts receivable, historical collection experience, customer-specific facts and current economic conditions to determine the amount of such provision.

•	Impairment of long-lived assets, which represents the difference between the carrying amount and the fair value of the long-lived assets that are considered to be impaired. Long-lived assets, such as property, plant and equipment and intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. As a result of a significant drop in the selling price of PV modules in late 2016, our company also recorded an impairment of RMB1,277.4 million in 2016. In 2017, we also recorded an impairment loss of RMB1,897.3 million for property, plant and equipment and RMB144.9 million for project assets, primarily as a result of the lower gross margin and continuous decrease of average selling price in recent quarters and lower than expected power output of our certain solar power stations. No impairment was recognized for the year ended December 31, 2018.

•	Provision for reserve for inventory purchase commitments under long-term polysilicon supply contracts. In 2011, we recognized a provision of RMB851.7 million for our inventory purchase commitments under our long-term polysilicon supply contracts as a result of the continuing decline in the purchase price for polysilicon prevailing in the open market. No such provision was made in 2012. In 2013, we recognized provisions of RMB393.0 for inventory purchase commitments under our long-term polysilicon supply contracts as a result of our having re-assessed the purchase commitments under those supply contracts based on then-current market prices for polysilicon and the status of our performance of, and negotiations with our suppliers under, the contracts. These negotiations may result in new commercial terms under the contracts. However, if the circumstances upon which the new commercial terms were negotiated should undergo a material change, the commercial terms would be adjusted accordingly to reflect conditions then prevailing in the open market. In 2016, 2017 and 2018, we did not recognize additional contingency losses for inventory firm purchase commitment. However, due to significant fluctuation in the foreign exchange rates between Renminbi and U.S. dollars and given that the inventory purchase commitment is denominated in U.S. dollars, which is different from the functional currency of our related subsidiaries, we recognized a foreign exchange re-measurement loss of RMB90.3 million and RMB67.0 million in 2016 and 2018, and a foreign exchange re-measurement gain of RMB 82.0 million in 2017, respectively.

•	Provision for prepayment in relation to inventory purchase commitments under long-term polysilicon supply contracts. From 2013 to 2017, we failed to purchase contractual volume as stated in the long-term contract with a supplier, therefore, the supplier claimed that certain advance payments had been forfeited according to the original terms. In 2013, 2015, 2016 and 2017, we recognized provisions of RMB87.1 million, RMB 71.3 million, RMB10.7 million and RMB3.6 million, respectively, on the prepayment in relation to our inventory purchase commitments for those years under the long-term contract with this supplier. We also recognized a provision of RMB 450.8 million in 2015 on the prepayment in relation to our inventory purchase commitments under the long-term contract with this supplier for the remaining contract period as we estimated that we will also fail to purchase contractual volume as stated in the long-term contract in the remaining contract period in the future. No such provision was further recognized in 2016 and 2017. Moreover, on December 15, 2017, we received a notice of termination from one supplier notifying us of its decision to terminate its long-term polysilicon supply contract with us with immediate effect and claiming US$897.5 million of payments due and payable by us under the supply contract. On April 26, 2018, this supplier filed a request for arbitration of its claim against us under the supply contract with the London Court of International Arbitration. As the notice of termination and the claim raised uncertainty of the recoverability of the prepayments of the RMB225.4 million made by us, we made a full impairment provision against total prepayments to this supplier of RMB 225.4 million, which was recorded under “Provision for prepayments in relation to inventory purchase commitments” in the Consolidated Statement of Comprehensive Loss for the year ended December 31, 2017. In December 2018, we entered into an amendment to all previously signed long-term fixed price supply contracts between us and a supplier. Based on the amendments, the remaining prepayment amount shall be retained by Supplier C and no longer serve as a prepayment under the supply agreements. As a result, a full impairment provision of RMB20.2 million (US$2.9 million) against total remaining prepayment to Supplier C was provided, which was recorded under “Provision for prepayments in relation to inventory purchase commitments” in the Consolidated Statement of Comprehensive Loss for the year ended December 31, 2018.

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

Furthermore, under the EIT Law, entities that qualify as “high and new technology enterprises strongly supported by the state” are entitled to a preferential enterprise income tax rate of 15%. The Ministry of Science and Technology, the MOF and the State Administration of Taxation jointly issued the Administrative Regulations on the Recognition of High and New Technology Enterprises (“HNTE”) on January 29, 2016 to replace the previous regulations issued on April 24, 2008. The Ministry of Science and Technology, the MOF and the State Administration of Taxation also jointly issued the Guidelines for the Recognition of High and New Technology Enterprises on June 22, 2016 to replace the previous guidelines issued on July 8, 2008. In 2008, Tianwei Yingli was recognized by the Chinese government as a “High and New Technology Enterprise” (“HNTE”) under the new EIT law and its relevant regulations. In 2011, Tianwei Yingli renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% for 2012 and 2013. In 2014, Tianwei Yingli renewed its HNTE qualification again, which extended its entitlement to the preferential income tax rate of 15% to 2016. After 2017, since Tianwei Yingli did not renew its qualification, the income tax rate was adjusted back to statutory rate of 25% under the new EIT law. Yingli China was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations, which entitled it to the preferential income tax rate of 15% from 2011 to 2013. In 2014, Yingli China renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% from 2014 to 2017. In October 2017, Yingli China renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% to 2020. In 2011, Hainan Yingli was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations. Being a HNTE located in the Hainan Special Economic Zone, Hainan Yingli was entitled to a 2+3 tax holiday starting from the year in which it first generated operating income. Hainan Yingli elected and was approved to commence its 2+3 tax holiday in 2011. Therefore, Hainan Yingli was entitled to income tax exemption for 2011 and 2012 and subject to the reduced income tax rate of 12.5% from 2013 to 2015. Since the tax holiday ended in 2015, Hainan Yingli has been subject to a preferential income tax rate of 15% in 2016. In November 2017, Hainan Yingli renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% from 2017 to 2020. In 2013, Yingli Tianjin, Yingli Lixian and Yingli Hengshui were recognized by the Chinese government as HNTEs under the new EIT law and its relevant regulations, which entitled them to the preferential income tax rate of 15% from 2013 to 2015. In 2016, Yingli Tianjin, Yingli Lixian and Yingli Hengshui renewed their HNTE qualification, which entitled them to the preferential income tax rate of 15% from 2016 to 2018.

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

Yingli Green Energy Europe S.L.U. (“Yingli Europe”, former Yingli Green Energy Spain S.L.U.) is located in Spain and subject to a corporate income tax rate of 24%. Yingli Green Energy Americas, Inc., or Yingli Americas, is located in Philadelphia of the United States of America and is subject to a federal corporate tax rate of 21% and a state corporate tax rate of 6.5%, resulting in an aggregate income tax rate of 27.5%.

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

Consistent with the practice of the solar industry, we have adopted the equivalent of 1% of product revenues to estimate the cost of our warranty obligation and recorded a warranty liability on that basis. In light of the historical sharp decline and the anticipated long-term decreasing trend of module prices, which we estimate to reflect replacement cost, as well as based on the accumulation of longer operating experience, we reassessed and updated the estimation of future warranty costs with effect in 2018. The updated accrual basis consists of two major inputs, which are the 1% expected failure rate and the product replacement cost. Based on the actual claims incurred during the past years that appear to be consistent with the market practice, we projected the expected failure rate as 1% for the whole warranty period, which is consistent with prior assumptions. Based on our actual claims experience in the historical periods as well as management’s current best estimation, we believe that the average selling price of solar modules over the past two years more accurately reflects the estimated warranty cost liability in connection with the products sold by us as opposed to the current and past spot prices. According to the updated product replacement cost included in the warranty liability estimation that continued to drop in recent years, we reversed recorded warranty liability of RMB 73.9 million (US$10.7 million) in 2018 as a change in estimate.

Changes in the carrying amount of accrued warranty liability are as follows:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$

Beginning balance	792,139	841,806	888,902	129,285
Warranty provision for the current year	84,924	74,856	35,339	5,140
Warranty costs incurred or claimed	(35,257)	(27,760)	(29,228)	(4,251)
Reversal to selling price – change in estimate	—	—	(73,872)	(10,744)
Total accrued warranty cost	841,806	889,902	821,141	119,430
Less: accrued warranty cost, current portion	37,462	39,949	34,376	5,000
Accrued warranty cost, excluding current portion	804,344	848,953	786,765	114,430

Long-Lived Assets

As of December 31, 2016, 2017 and 2018, our intangible assets primarily consisted of technical know-how and trademarks.

We depreciate and amortize our property, plant, equipment and intangible assets, which are subject to amortization, using the straight-line method over the estimated useful lives of the assets. We make estimates of the useful lives of plant and equipment (including the salvage values) in order to determine the amount of depreciation expense to be recorded during each reporting period. We estimate the useful lives at the time the assets are acquired based on historical experience with similar assets as well as anticipated technological or other changes. If technological changes were to occur more rapidly than anticipated or in a different form than anticipated, we might shorten the useful lives assigned to these assets, which would result in the recognition of increased depreciation and amortization expenses in future periods. There has been no change to the estimated useful lives or salvage values during 2016, 2017 and 2018.

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

No impairment on our long-lived assets was recognized in 2013 and 2014 as the average selling price of PV modules stabilized in 2013 and 2014. Due to the significant decrease in shipment, gross profit margins and lower-than-expected utilization of production facilities in the middle of 2015, late 2016, the third quarter of 2017 and the second quarter 2018, we believe that there were indicators that the carrying amount of our long-lived assets may not be recoverable.

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

We are also required to make other assumptions such as our weighted average cost of capital, general market and macroeconomic conditions, and market participants, Changes in these assumptions could significantly affect the valuation results, our financial positions, and the results of our impairment assessment. The main assumptions used in the discounted cash flow are set out as follows:

•	Weighted average cost of capital, or WACC—The WACCs were determined based on a consideration of such factors as risk-free rate, comparative industry risk, equity risk premium, company size and company-specific factors. We used WACC of 14% for year ended 2018 in the discounted cash flow.

•	Comparable companies—In deriving the discounted cash flow and WACCs, which are used as the discount rates under the discounted cash flow, three to four publicly traded solar companies were selected for reference as market participants.

The assumptions used in deriving the fair values are inherently uncertain and highly subjective.

After the work performed as discussed above, an impairment loss of RMB3,804.1 million related to buildings, machinery and equipment and shared assets in all solar production lines was recognized in 2015 to the extent that the asset group’s carrying value exceeds its fair value. As a result of a significant drop in the selling price of PV modules in late 2016, we also recorded such impairment loss of RMB1,277.4 million in 2016. In 2017, we recorded an impairment loss of RMB1,897.3 million for property, plant and equipment and RMB144.9 million for project assets, primarily as a result of the lower gross margin and continuous decrease of average selling price in recent quarters and lower than expected power output of the our certain solar power stations. No impairment loss was recognized as of December 31, 2018.

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

Stock options

A summary of stock options activity for the years ended December 31, 2016, 2017 and 2018 is as follows:

				Weighted
				Average
		Weighted		remaining		Aggregate
	Number of	Average		contractual		intrinsic
	Stock options	exercise price		term		Value
Outstanding as of December 31, 2015	6,542,994	US$	4.23	4.49	years
Granted	817,881	US$	0.50
Forfeited or cancelled	(32,300)	US$	(5.98)
Outstanding as of December 31, 2016	7,328,575	US$	3.81	4.12	years	—
Forfeited or cancelled	(2,142,357)	US$	(5.99)
Outstanding as of December 31, 2017	5,186,218	US$	2.90	3.39	years	—
Forfeited or cancelled	(48,650)	US$	(3.62)
Outstanding as of December 31, 2018	5,137,568	US$	2.96	2.59	years	—
Vested and expected to vest as of December 31, 2018	5,137,568	US$	2.96	2.59	years
Exercisable as of December 31, 2018	5,103,718	US$	3.98	2.53	years

The weighted average option fair value of US$ 0.34 per share or an aggregate of US$ 279 on the date of grant during the year ended December 31, 2016, was determined based on the Black-Scholes option pricing model, using the following weighted average assumptions. No stock options were granted in 2017 and 2018.

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

We account for stock options in accordance with ASC Topic 718, by recognizing compensation cost based on the grant-date fair value over the period during which an employee is required to provide service in exchange for the award. No income tax benefit was recognized in the consolidated statements of comprehensive loss for these share options as such compensation expenses are not deductible for PRC tax purposes. The amount of compensation cost recognized for stock options for the years ended December 31, 2016, 2017 and 2018 is as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Cost of revenues	—	—	—	—
Selling expenses	659	—	—	—
General and administrative expenses	821	1,073	590	86
Research and development expenses	—	—	—	—
Total compensation cost recognized for stock options	1,480	1,073	590	86

As of December 31, 2018, US$29 (RMB 199) of unrecognized compensation expense related to stock options is expected to be recognized over a weighted average period of approximately 0.31 years.

Valuation of Inventories

Inventories are stated at the lower of cost or market. Cost is determined by using the weighted-average cost method. Cost of work-in-progress and finished goods are comprised of direct materials, direct labour, and an allocation of related manufacturing overhead based on normal operating capacity.

Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. Certain factors could impact the realizable value of inventory, so we continually evaluate the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required that could negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, we may have higher gross margin when products that have been previously written down are eventually sold. Inventory write-downs due to the lower of cost or market assessment amounted to RMB 89.1 million, RMB 167.1 million and RMB 36.9 million (US$ 5.4 million) for the years ended December 31, 2016, 2017 and 2018, respectively, and were recorded as cost of revenues in the Consolidated Statements of Comprehensive Loss.

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

(a)	The inventory firm purchase commitment with Supplier A for the years ended December 31, 2016, 2017 and 2018

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

On April 26, 2018, Supplier A filed a request for arbitration of its claim against us with the London Court of International Arbitration (LCIA). In the request for arbitration, Supplier A seeks reliefs mainly including: 1) Declaring that Yingli has breached the long-term polysilicon supply contract, 2) Awarding Supplier A damages in an amount presently believed to exceed US$897.5 million, plus pre- and post-award interest thereon, and 3) Granting Supplier A all costs, fees and expenses it has incurred and will incur in connection with this arbitration. On June 25, 2018, we submitted our Response. Both Supplier A and we nominated our choice of arbitrators and agreed on the chair arbitrator. On August 17, 2018, the Arbitral Tribunal (“the Tribunal”) was officially formed. The Tribunal granted Procedural Order No.1 dated September 29, 2018. Accordingly, on September 21, 2018, Supplier A submitted its Statement of Case. On November 9, 2018, we submitted our Statement of Defense. The Tribunal then issued Procedural Order No.2 dated January 10, 2019 regarding document production, according to which the parties have completed their production of documents and will submit pre-hearing brief/response and proceed with other related matters. We plan to vigorously defend the rights in the arbitration proceedings while continuing to seek a mutually beneficial solution with Supplier A. The management believes it is still too early to reasonably estimate any contingent amount relating to the arbitration award or settlement at this stage.

As the notice of termination and the claim raised uncertainty of the recoverability of the prepayments of the US$34.5 million (RMB 225.4 million) made by us, we made a full impairment provision against total prepayments to Supplier A which was recorded under “Provision for prepayments in relation to inventory purchase commitments” in the Consolidated Statement of Comprehensive Loss for the year ended December 31, 2017.

Since the negotiation is still in process with Supplier A and no mutual agreement has been reached, and since the outcome of the arbitration is still pending as discussed in “Item 8 A. Consolidated Statements and Other Financial Information - Legal and Administrative Proceedings”, we have made no adjustment to the reserve for the inventory purchase commitments made in prior years. Considering the effect of foreign exchange re-measurement gain of RMB 67.0 million for the year ended December 31, 2018, total amount recorded under “Reserve for inventory purchase commitments” was RMB 1,397.7 million. The following table presents the movement of the liability for inventory purchase commitment from 2016 to 2018:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Beginning balance	(1,322,448)	(1,412,748)	(1,330,716)	(193,545)
(Additions)/reversal – foreign exchange	(90,300)	82,032	(67,002)	(9,745)
Ending balance	(1,412,748)	(1,330,716)	(1,397,718)	(203,290)

(b)	The inventory firm purchase commitment with Supplier C for the years ended December 31, 2016, 2017 and 2018

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

For the years ended December 31, 2016 and 2017, we made an additional true-up provision of RMB 10.7 million and RMB 3.6 million, respectively, based on the difference between the actual shortage of the purchase volume and the estimated purchase volume.

In December 2018, we entered into an amendment to all previously long-term fixed price supply contracts between us and Supplier C. Under the terms of the amendment, we would continue to purchase polysilicon from Supplier C when certain pre-conditions specified in the amendment are met. Based on the amendments, the remaining prepayment amount shall be retained by Supplier C and no longer serve as a prepayment under the supply agreements. As a result, a full impairment provision of RMB 20.2 million (US$ 2.9 million) against total remaining prepayment to Supplier C was provided, which was recorded under “Provision for prepayments in relation to inventory purchase commitments” in the Consolidated Statement of Comprehensive Loss for the year ended December 31, 2018.

The following table presents the movement of the reserve against inventory purchase prepayments for Supplier C:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Beginning balance	(609,184)	(619,856)	(623,474)	(90,681)
Additions	(10,672)	(3,618)	(20,199)	(2,938)
Ending balance	(619,856)	(623,474)	(643,673)	(93,619)

As of December 31, 2017 and 2018, total impairment provided against prepayments to Supplier C in relation to inventory purchase commitments was RMB 623.5 million and RMB 643.7 million(US$ 93.6 million) and, respectively. As of December 31, 2018, total remaining unreserved prepayments to Supplier C was nil after the impairment.

Allowance for Doubtful Accounts

We establish an allowance for doubtful accounts for the estimated loss on receivables when collection may no longer be reasonably assured. We assess collectability of receivables based on a number of factors, including the customer’s financial condition and creditworthiness. We make credit sales to major strategic customers in Europe. To reduce credit risks relating to other customers, we require some of our customers to pay a major portion of the purchase price by letters of credit. For the years ended December 31, 2016, 2017 and 2018, our provisions for doubtful accounts amounted to RMB61.5 million, RMB139.7 million and RMB42.2 million(US$6.1 million), respectively. We recorded a reversal of allowance for doubtful accounts of RMB66.6 million, RMB42.4 million and RMB80.9 million(US$11.8 million) in 2016, 2017 and 2018, respectively, primarily due to the collection of a previously reserved amount from customers.

The following table presents the movement of the allowance for doubtful accounts:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Beginning balance	(527,335)	(529,120)	(560,465)	(81,516)
Additions	(61,482)	(139,652)	(42,167)	(6,133)
Reversal of allowance for doubtful accounts	66,586	42,365	80,866	11,761
Write-off of accounts receivable	5,204	65,942	30,230	4,397
Reversal of partial accounts receivable written off in prior years	(12,093)	—	—	—
Ending balance	(529,120)	(560,465)	(491,536)	(71,491)

Allowance for doubtful accounts was provided based on a number of factors, including some customers’ financial conditions and creditworthiness. For the years ended December 31, 2016, 2017 and 2018, allowance for doubtful accounts was provided against receivables from certain customers who encountered financial difficulties and against certain customers who delayed payments to us.

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally four months from the date of billing. For certain customers we require an advance payment before the sale is made. Such advance payments are reported as “advances from customers” in our consolidated balance sheets and amounted to RMB 423.9 million and RMB 250.6 million and (US$ 36.4 million) as of December 31, 2017 and 2018, respectively. We also require certain customers to secure payment by a letter of credit issued by the customers’ banks. Letters of credit have terms less than 90 days. Until the letter of credit is drawn and the amount is paid, the amount due from the customer is recorded as accounts receivable. As of December 31, 2017 and 2018, 13.7 % and 10.4%, respectively, of accounts receivable were denominated in currencies other than the RMB.

As of December 31, 2017 and 2018, no accounts receivable was pledged to secure short-term bank borrowings.

Results of Operations

The following table sets forth a summary of our results of operations for the periods indicated. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), by applying the modified retrospective method under which we have elected to adopt the standard applied to those contracts that were not completed at January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with our historical accounting practices under ASC Topic 605 “Revenue Recognition”.

	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net revenues
Non-related parties	8,041,258	7,692,631	4,179,893	607,940
Related parties	334,841	671,093	276,322	40,189
Total net revenues	8,376,099	8,363,724	4,456,215	648,129
Cost of revenues	7,224,226	8,058,960	4,734,434	688,595
Gross loss/(gain)	1,151,873	304,764	(278,219)	(40,466)
Operating expenses
Selling expenses	630,873	528,166	283,578	41,245
General and administrative expenses	542,758	294,968	334,085	48,591
Research and development expenses	146,850	138,262	98,630	14,345
(Reversal of) /provision for doubtful accounts receivable from third parties	(5,104)	97,287	(38,699)	(5,629)
Disposal loss and write-off of related receivables in relation to Fine Silicon	143,016	—	—	—
Impairment of long-lived assets	1,277,373	2,042,198	—	—
Provision for/(reversal of) reserve for inventory purchase commitments- Foreign Exchange	90,300	(82,032)	67,002	9,745
Provision for prepayments in relation to inventory purchase commitments	10,672	229,048	20,199	2,938
Total operating expenses	2,836,738	3,247,627	764,795	111,235
Loss from operations	(1,684,865)	(2,942,863)	(1,043,014)	(151,701)
Other income (expense)
Interest expense	(663,217)	(663,718)	(655,884)	(95,394)
Interest income	6,595	6,019	5,700	829
Foreign currency exchange gain/(loss)	6,000	32,903	(44,639)	(6,492)
Other income	246,967	117,529	82,490	11,998
Loss before income taxes	(2,088,520)	(3,450,130)	(1,655,347)	(240,760)
Income tax (expense)/benefit	(12,895)	(220)	921	134
Equity in (loss)/gain of affiliates, net	(17,554)	(508)	186	27
Net loss	(2,118,969)	(3,450,858)	(1,654,240)	(240,599)
Less: Loss attributable to non-controlling interests	21,315	132,830	40,959	5,957
Net loss attributable to Yingli Green Energy	(2,097,654)	(3,318,028)	(1,613,281)	(234,642)

131

	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Net loss	(2,118,969)	(3,450,858)	(1,654,240)	(240,599)
Foreign currency exchange translation adjustment, net of nil tax	(223,436)	164,518	(229,432)	(33,370)
Cash flow hedging derivatives, net of nil tax	—	—	—	—
Total comprehensive loss	(2,342,405)	(3,284,340)	(1,883,672)	(273,969)
Less: Comprehensive loss attributable to non- controlling interest	(10,076)	(142,555)	(32,319)	(4,701)
Comprehensive loss attributable to Yingli Green Energy	(2,332,329)	(3,143,785)	(1,851,353)	(269,268)

Net loss per share:
Basic and diluted	(11.54)	(18.25)	(8.88)	(1.29)

Weighted average number of shares outstanding	181,763,770	181,763,770	181,763,770	181,763,770

Net loss per ADS
Basic and diluted	(115.41)	(182.55)	(88.76)	(12.91)

Weighted average number of ADS outstanding	18,176,377	18,176,377	18,176,377	18,176,377

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Net Revenues. Our total net revenues were RMB4,456.2 million (US$648.1 million) in 2018, compared to RMB8,363.7 million in 2017. Our PV module shipment volume (including shipments for PV systems) in 2018 was 1,731.1 megawatts, a decrease of 41.4% from 2,953.0 megawatts in 2017.

Net revenues from sales of PV modules were RMB3,535.5 million (US$514.2 million), or 79.3% of total net revenues in 2018, compared to RMB7,469.7 million, or 89.3% of total net revenues in 2017. Our PV module sales in China in 2018 were RMB2,111.8 million (US$307.1 million), or 47.4% of our total net revenues, compared to RMB5,597.3 million, or 66.9% of our total net revenues in 2017. Our PV module sales in Japan in 2018 were RMB551.9 million (US$80.2 million), or 15.5% of our total net revenues, compared to RMB721.8 million, or 8.8% of our total net revenues in 2017. The shipment decreased by 41.4% and the average selling price decreased by 19.3%, leading to a decrease by 52.7% of sales of PV modules in 2018 compared to 2017.

Net revenues from sales of PV systems were RMB10.3 million (US$1.5 million), or 0.2% of total net revenues in 2018, compared to RMB48.0 million , or 0.6% of total net revenues in 2017. Net revenues from rendering of EPC services were RMB458.0 million (US$66.6 million), or 10.3% of total net revenues in 2018, compared to RMB15.5 million , or 0.2% of total net revenues in 2017. Most of our net revenues from rendering of EPC services in 2018 were derived from Chile. Net revenues from sales of PV cells, wafers and raw materials were RMB277.4 million (US$40.4 million), or 6.2% of total net revenues in 2018, compared to RMB625.9 million , or 7.5% of total net revenues in 2017. Net revenues from PV cells and PV modules processing fee were RMB89.1 million (US$13.0 million), or 2.0% of total net revenues in 2018, compared to RMB157.6 million, or 1.9% of total net revenues in 2017. Other revenues were RMB85.8 million (US$12.5 million), or 1.9% of total net revenues in 2018, compared to RMB47.1 million, or 0.6% of total net revenues in 2017. Net revenues from sales of electricity were RMB 36.4 million (US$ 5.0 million), or 0.8% of total net revenues in 2018, compared to RMB 35.4 million , or 0.4% of total net revenues in 2017, which has been classified in “Other revenues”.

Cost of Revenues. Our total cost of revenues were RMB4,734.4 million (US$688.6 million) in 2018, compared to RMB8,059.0 million in 2017. The decrease was primarily due to the decline of sales. The cost of PV modules sales were RMB 3,758.7 million(US$ 546.7 million), or 79.4% of total cost of revenues, compared to RMB 7,051.0 million, or 87.5% of total cost of revenues in 2017. The cost of PV systems sales were RMB 8.1 million(US$ 1.2 million), or 0.2% of total cost of revenues, compared to RMB 54.3 million, or 0.7% of total cost of revenues in 2017. The cost of EPC services sales were RMB 449.9 million(US$ 65.4 million), or 9.5% of total cost of revenues, compared to RMB 14.0 million, or 0.2% of total cost of revenues in 2017. The cost of PV cells, wafers and raw materials sales were RMB 337.2 million(US$ 49.1 million), or 7.1% of total cost of revenues, compared to RMB 690.2 million, or 8.6% of total cost of revenues in 2017. The cost of PV cells and PV modules processing fee sales were RMB 102.4 million(US$ 14.9 million), or 2.2% of total cost of revenues, compared to RMB 174.7 million, or 2.2% of total cost of revenues in 2017. The cost of others were RMB 38.8 million(US$ 5.6 million), or 0.8% of total cost of revenues, compared to RMB 33.4 million, or 0.4% of total cost of revenues in 2017. The cost of electricity sales were RMB 39.2 million(US$ 5.7 million), or 0.8% of total cost of revenues, compared to RMB 41.4 million, or 0.5% of total cost of revenues in 2017.

Gross Profit. Our gross profit was negative RMB278.2 million (US$40.5 million) in 2018, compared to RMB304.7 million in 2017. Our gross margin was negative 6.2% in 2018, compared to 3.6% in 2017. The decrease of gross margin was mainly due to the significant decrease of market selling price as a result of continuous fierce competition worldwide and lower production volume.

Operating Expenses. Our operating expenses in 2018 were RMB764.8 million (US$111.2 million), compared to RMB3,247.6 million in 2017. Operating expenses as a percentage of net revenue was 17.2% in 2018, compared to 39.0% in 2017. The decrease was mainly due to:

•	Impairment of long-lived assets. Based on the difference between carrying value and fair value of such long-lived assets, we recorded an impairment loss of RMB1,897.3 million for property, plant and equipment and RMB144.9 million for project assets, primarily as a result of the lower gross margin and continuous decrease of average selling price in recent quarters and lower than expected power output of our certain solar power stations in 2017. We performed similar impairment test in 2018 and there is no impairment of long-lived assets in 2018.

•	Provision for/ (reversal of) doubtful accounts receivable from third parties. As a result of certain customers’ prolonged failure to settle accounts receivable and the continuing deterioration of their financial condition and creditworthiness, we made a total provision of RMB42.2 million in 2018 compared to 139.7 million in 2017 for the doubtful accounts receivable related to these customers, while we reversed provision for doubtful accounts receivable of RMB 80.9 million compared to 42.4 million in 2017, due to collection of accounts receivables.

•	Provision for prepayments in relation to inventory purchase commitments. In 2018, we recorded provisions of RMB20.2 million against the prepayments to suppliers with inventory firm purchase commitment, while we recorded such provision of RMB229.0 million in 2017. In 2018, we entered into an amendment to supply contracts with a supplier and the remaining prepayment no longer serve as a prepayment under the supply agreements. As a result, a full impairment provision of RMB20.2 million against total remaining prepayment was provided.

•	The decrease of selling expenses. Our selling expenses were RMB283.6 million(US$ 41.2 million) in 2018, decreased from RMB528.2 million in 2017. The decrease was primarily due to our business shrinkage, leading to the decrease of salary expenses of salesmen as well as the freight cost. In the meanwhile, according to the updated product replacement cost included in the warranty liability estimation that continued to drop in recent years, we reversed recorded warranty liability of RMB 73.9 million (US$10.7 million) in 2018 as a change in estimate.

The decrease in our operating expenses was partially offset by,

•	The increase of general and administrative expenses. Our general and administrative expenses, which excluded provision for doubtful accounts and provision for prepayments, were RMB334.1 million(US$ 48.6 million) in 2018, slightly increased from RMB294.7 million in 2017.

•	Provision for/ (reversal of) reserve for inventory purchase commitments – foreign exchange. In 2017, as a result of foreign exchange re-measurement due to significant fluctuation in the foreign exchange rate between the Renminbi and U.S. dollars, we recorded reversal of provision for reserve for inventory purchase commitments of RMB82.0 million. In 2018, we recorded provision for reserve for inventory purchase commitments of RMB67.0 million.

Loss from Operations. Loss from operations was RMB1,043.0 million (US$151.7 million) in 2018, compared to RMB2,942.9 million in 2017. As a result of the cumulative effect of the above factors, operating loss margin was 25.1% in 2018, compared to 39.4% in 2017.

Interest Expenses, Net. Net interest expense in 2018 was RMB650.2 million (US$94.6 million), compared to RMB657.7 million in 2017. As of December 31, 2018, our company had an aggregate of RMB11.5 billion (US$1.7 billion) of borrowings and medium-term notes outstanding, compared to RMB 11.3 billion as of December 31, 2017. The weighted average interest rate for our company's borrowings in 2018 was 5.17%, compared to 5.12% in 2017.

Foreign Currency Exchange Gain/Loss. Foreign currency exchange loss was RMB44.6 million (US$6.5 million) in 2018, decreased from gain RMB32.5 million in 2017. The decrease of foreign currency exchange gain from 2017 to 2018 was mainly due to the appreciation of U.S. dollar against Renminbi and the appreciation of Euro against Renminbi in 2018, which was partially offset by the appreciation of Japanese Yen against Renminbi in 2018, because we had a balance of net financial liabilities denominated in U.S. dollar and a balance of net financial assets denominated in Japanese Yen and Euro.

Income Tax Benefit / Expense. We recognized an income tax benefit of RMB0.9 million (US$0.1 million) in 2018, compared to an income tax expense of RMB0.2 million in 2017.

Loss Attributable to the Non-controlling Interests. In 2018, loss attributable to the non-controlling interests was RMB41.0 million (US$6.0 million), compared to RMB132.8 million in 2017.

Net Loss Attributable to Yingli Green Energy. As a result of the cumulative effect of the above factors, our net loss attributable to Yingli Green Energy was RMB1,613.3 million (US$234.6 million) in 2018, compared to RMB3,318.0 million in 2017.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

Net Revenues. Our total net revenues were RMB8,363.7 million in 2017, compared to RMB8,376.1 million in 2016. Our PV module shipment volume (including shipments for PV systems) in 2017 was 2,953.0 megawatts, an increase of 26.5% from 2,170.4 megawatts in 2016.

Net revenues from sales of PV modules were RMB7,469.7 million, or 89.3% of total net revenues in 2017, compared to RMB7,026.1 million, or 83.9% of total net revenues in 2016. Our PV module sales in China in 2017 were RMB5,597.3 million, or 66.9% of our total net revenues, compared to RMB3,691.2 million, or 44.1% of our total net revenues in 2016. Our PV module sales in Japan in 2017 were RMB721.8 million, or 8.8% of our total net revenues, compared to RMB2,288.7 million, or 27.3% of our total net revenues in 2016. The increase of sales of PV modules was mainly due to the increase of shipment, which was offsetting by the decrease of average selling price in 2017.

Net revenues from sales of PV systems were RMB48.0 million, or 0.6% of total net revenues in 2017, compared to RMB127.4 million, or 1.5% of total net revenues in 2016. Most of our net revenues from sales of PV systems in 2016 were derived from China. Net revenues from rendering of EPC services were RMB15.5 million, or 0.2% of total net revenues in 2017, compared to RMB93.4 million, or 1.1% of total net revenues in 2016. Net revenues from sales of PV cells, wafers and raw materials were RMB625.9 million, or 7.5% of total net revenues in 2017, compared to RMB746.3 million, or 8.9% of total net revenues in 2016. Net revenues from PV cells and PV modules processing fee were RMB157.6 million, or 1.9% of total net revenues in 2017, compared to RMB308.4 million, or 3.7% of total net revenues in 2016. Other revenues were RMB47.1 million, or 0.6% of total net revenues in 2017, compared to RMB74.6 million, or 0.9% of total net revenues in 2016. Net revenues from sales of electricity were RMB 35.4 million, or 0.4% of total net revenues in 2017, compared to RMB 33.4 million, or 0.4% of total net revenues in 2016, which has been classified in “Other revenues”.

Cost of Revenues. The cost of PV modules sales as a percentage of net revenues from PV modules increased to 94.4% in 2017 from 86.0% in 2016.

Gross Profit. Our gross profit was RMB304.8 million in 2017, compared to RMB1,151.9 million in 2016. Our gross margin was 3.6% in 2017, compared to 13.8% in 2016. The decrease of gross margin was mainly due to the significant decrease of market selling price as a result of continuous fierce competition worldwide, which was partially netting off by the increase of gross margin as a result of: 1) due to significant amount of impairment of long-lived assets recorded in both late 2016 and the third quarter of 2017, depreciation expenses charged as cost of revenue largely decreased, and 2) improvement of efficiency and decrease of production cost with the equipment upgraded in 2017.

Operating Expenses. Our operating expenses in 2017 were RMB3,247.6 million, compared to RMB2,836.7 million in 2016. Operating expenses as a percentage of net revenue was 39.0% in 2017, compared to 33.9% in 2016. The increase was mainly due to:

•	Impairment of long-lived assets. Based on the difference between carrying value and fair value of such long-lived assets, we recorded an impairment loss of RMB1,897.3 million for property, plant and equipment and RMB144.9 million for project assets, primarily as a result of the lower gross margin and continuous decrease of average selling price in recent quarters and lower than expected power output of our certain solar power stations in 2017, while we recorded such an impairment loss of RMB1,277.4 million for property, plant and equipment in 2016, which was mainly due to a significant decrease in the selling price of PV modules in late 2016.

•	Provision for/ (reversal of) doubtful accounts receivable from third parties. As a result of certain customers’ prolonged failure to settle accounts receivable and the continuing deterioration of their financial condition and creditworthiness, we made a total provision of RMB 139.7 million in 2017 compared to 61.5 million in 2016 for the doubtful accounts receivable related to these customers, while we reversed provision for doubtful accounts receivable of RMB 42.4 million compared to 66.6 million in 2016, due to collection of accounts receivables.

•	Provision for prepayments in relation to inventory purchase commitments. In 2017, we recorded provisions of RMB229.0 million against the prepayments to suppliers with inventory firm purchase commitment, while we recorded such provision of RMB10.7 million in 2016. Out of RMB229.0 million of such provisions in 2017, we recorded RMB 225.4 million of impairment provision against total prepayments to one supplier, from which we received a notice of termination on December 15, 2017, notifying us of its decision to terminate its long-term polysilicon supply contract with us with immediate effect and claiming US$897.5 million of payments due and payable by us under the supply contract, which raised uncertainty of the recoverability of the prepayments of the RMB225.4 million made by us.

The increase in our operating expenses was partially offset by,

•	The decrease of selling expenses. Our selling expenses were RMB528.2 million in 2017, decreased from RMB630.9 million in 2016. The decrease was primarily due to more strict and effective control on the selling expenses and the restructure of European sales network.

•	The decrease of general and administrative expenses. In 2016, we made a provision of RMB 113.4 million against prepayments to several suppliers due to such suppliers failing to fulfill their delivery obligations and each was in financial difficulty, while no such provision was recorded in 2017. Also, we recognized a provision of RMB 59.0 million in respect of a settlement of litigation in 2016, and the amount recorded in relation to settlement of class action lawsuit in 2017 was RMB 10.9 million. We also recognized a gain on disposal of property, plant and equipment in 2017 of RMB 27.5 million, which increased from RMB 14.8 million in the year of 2016. Excluding the impact of such provision, the gain on disposal and the provision for doubtful accounts receivable, our general and administrative expenses were RMB331.3 million in 2017, decreased from RMB385.2 million in 2016, mainly as a result of more strict and effective control on general and administrative expenses.

•	Provision for/ (reversal of) reserve for inventory purchase commitments – foreign exchange. In 2016, we recorded provision for reserve for inventory purchase commitments of RMB90.3 million, while in 2017, as a result of foreign exchange re-measurement due to significant fluctuation in the foreign exchange rate between the Renminbi and U.S. dollars, we recorded reversal of provision for reserve for inventory purchase commitments of RMB82.0 million.

•	In 2016, we made a provision of RMB143.0 million on receivables from disposal of land use right due to its long aging and doubts on collectability, while no such provision was made in 2017.

Loss from Operations. Loss from operations was RMB2,942.9 million in 2017, compared to RMB1,684.9 million in 2016. As a result of the cumulative effect of the above factors, operating loss margin was 39.4% in 2017, compared to 20.1% in 2016.

Interest Expenses, Net. Net interest expense in 2017 was RMB657.7 million, compared to RMB656.6 million in 2016. As of December 31, 2017, our company had an aggregate of RMB11.3 billion of borrowings and medium-term notes outstanding, compared to RMB 11.5 billion as of December 31, 2016. The weighted average interest rate for our company's borrowings in 2017 was 5.12%, compared to 5.59% in 2016.

Foreign Currency Exchange Gain/Loss. Foreign currency exchange gain was RMB32.9 million in 2017, increased from RMB6.0 million in 2016. The increase of foreign currency exchange gain from 2016 to 2017 was mainly due to the depreciation of U.S. dollar against Renminbi and the appreciation of Euro against Renminbi in 2017, which was partially offset by the depreciation of Japanese Yen against Renminbi in 2017, because we had a balance of net financial liabilities denominated in U.S. dollar and a balance of net financial assets denominated in Japanese Yen and Euro.

Income Tax Benefit / Expense. We recognized an income tax expense of RMB0.2 million in 2017, compared to an income tax expense of RMB12.9 million in 2016.

Loss Attributable to the Non-controlling Interests. In 2017, loss attributable to the non-controlling interests was RMB132.8 million, compared to RMB21.3 million in 2016.

Net Loss Attributable to Yingli Green Energy. As a result of the cumulative effect of the above factors, our net loss attributable to Yingli Green Energy was RMB3,318.0 million in 2017, compared to RMB2,097.7 million in 2016.

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

The primary sources of our financing have been borrowings from banks and other third parties, private placements of our debt, equity and equity-linked securities as well as our initial public offering, follow-on offerings, convertible senior notes offering, and medium-term notes offering. As of December 31, 2018, we had RMB291.8 million (US$42.4 million) in cash, RMB312.5 million (US$45.5 million) in restricted cash, RMB10,685.6 million (US$1,554.2 million) in outstanding short-term borrowings (including the current portion of our long-term debt, RMB357 million of the 2010 MTNs that became due on October 13, 2015, RMB1.4 billion of the 2011 MTNs that became due on May 12, 2016), and RMB796.9 million (US$115.9 million) in outstanding long-term debt (excluding the current portion).

As of December 31, 2018, our cash consisted of cash on hand, cash in bank accounts and interest-bearing savings accounts, and our restricted cash consisted of bank deposits for securing letters of credit, letters of guarantee granted to us and bank deposits for securing loan facilities.

Borrowings

(a)	Current

Short-term borrowings and current instalments of long-term debt consist of the following:

	Year ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)

Guaranteed by bank deposits	30,000	30,000	4,363
Guaranteed by related parties	4,508,449	4,625,600	672,766
Guaranteed by property, plant and equipment	1,567,107	1,562,186	227,211
Guaranteed by third parties	34,000	-	-
Unsecured loans	312,466	353,466	51,409
Subtotal of short-term borrowings*	6,452,022	6,571,252	995,749
Current portion of long-term debts*	2,197,985	2,357,324	342,859
Current portion of medium-term notes	1,757,000	1,757,000	255,545
Total short-term borrowings and current portion of long-term debt	10,407,007	10,685,576	1,554,153

*Short-term borrowings and current portion of long-term debts consist of the following:

	Year ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Short-term borrowings:
No breach of loan covenants or no triggering cross default	2,361,418	2,356,796	342,782
In breach of loan covenants or triggering cross default with no waivers from banks	4,090,604	4,214,456	612,967
	6,452,022	6,571,252	955,749
Current portion of long-term debts
No breach of loan covenants or no triggering cross default	105,980	158,135	23,000
In breach of loan covenants and no waiver received from banks	2,052,538	2,096,927	304,985
In breach of loan covenants with waivers received from banks	39,467	102,262	14,874
	2,197,985	2,357,324	342,859

As of December 31, 2018, except for three long-term borrowings reclassified from non-current portion to current portion due to breach of loan covenants with no waiver received from the banks (refer to note (10)(b)), we and our subsidiaries had 54 outstanding short-term borrowings and current portion of long-term debts classified as current liabilities with financial covenants,18 out of 54 were in breach of the financial covenants with an aggregate principal amount of RMB 3,882.5 million (US$ 564.7 million). All these loans were borrowed by Yingli China and Tianjin Yingli and the financial covenants breached were regarding the current ratio, quick ratio, debt-to-asset ratio and debt coverage ratio of Yingli China and the debt-to asset ratio of Tianjin Yingli. Given the original terms of these loans would have matured in the near term and considering our continued need for short-term financing, we have focused on negotiating with the banks for the extension of these loans and did not request any separate waiver for breach of financial covenants. As of December 31, 2018, notwithstanding the failure of Yingli China and Tianjin Yingli to satisfy the relevant loan covenants in the original agreements, the banks, which were fully aware of the financial condition of Yingli China and Tianjin Yingli, agreed to extend the terms of certain of these loans by an additional one year upon their maturity with the existing financial covenants. Among the 18 loans mentioned above, the terms of 16 loans had been extended by written agreements between the banks and Yingli China and Tianjin Yingli by year ended December 31, 2018, except two loans which were borrowed in 2011 and 2017. All the loans mentioned above were classified as current liabilities as of December 31, 2018 because they were in breach of loan covenants both before and after extension.

As of December 31, 2018, the breach of financial covenants mentioned above did not trigger any other cross-default provision under any loan of us and its subsidiaries. We and our subsidiaries did not have any cross-default triggered under any of their loans classified as non-current liabilities due to any other reason either.

As of December 31, 2018, because Yingli China failed to repay an amount of RMB 821.0 million (US$ 119.4 million) of 6 loans when such repayments became due in 2018, such payment default triggered cross-defaults under Yingli China's 13 other loans classified as current liabilities with aggregate principal amount of RMB 1,600.4 million (USD 232.8 million). In addition, Hainan Yingli failed to repay one loan with principal amount of RMB 99.1 million (US$ 14.4 million) upon its maturity in November 2015, and such payment default triggered cross-defaults under Hainan Yingli's 2 other loans classified as current liabilities with aggregate principal amount of RMB 37.9 million (US$ 5.5 million). All the loans mentioned above were classified as current liabilities as of December 31, 2018 because they either had payment defaults or cross-defaults. In subsequent period, Yingli China and Hainan Yingli are still in negotiation with the banks to extend the terms.

Short-term borrowings outstanding (including the current portion of long-term debt) as of December 31, 2017 and 2018 bore a weighted average interest rate of 4.91% and 4.77% per annum, respectively. All short-term borrowings mature and expire at various times within one year.

(b)	Non-current

	Year ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Long-term debt and medium-term notes:
Secured loans from China Development Bank	2,887,345	2,961,839	430,782
Guaranteed by related parties	29,000	-	-
Secured by multiple assets	201,932	192,342	27,975
Medium-term notes	1,757,000	1,757,000	255,545
	4,875,277	4,911,181	714,302
Less: current portion	(3,954,985)	(4,114,324)	(598,404)
Total long-term debt and medium-term notes	920,292	796,857	115,898

As of December 31, 2017 and 2018, long-term debts that were in breach and no breach of loan covenants as following:

	Year ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Long-term debt:
In breach of loan covenants with waivers from banks	641,005	604,785	87,962
No breach of loan covenants	279,287	192,072	27,936
Total long-term debt	920,292	796,857	115,898

Long-term loans that breached certain loan covenants as of December 31, 2018 with no waiver obtained:

In October 2011, Tianjin Yingli borrowed an eight-year RMB 350.0 million loan from China Development Bank at an interest rate of the five-year Renminbi benchmark loan rate per annum (the “Tianjin Yingli RMB Loan”). The loan is guaranteed by property, plant and equipment. The company withdrew RMB 350.0 million (US$ 50.9 million) by the end of December 31, 2018. The original repayment schedule in October 2011 was RMB 25.0 million due in October 2013, RMB 25.0 million due in February 2014, RMB 20.0 million in August 2014, RMB 20.0 million due in February 2015, RMB 5.0 million due in August 2015, RMB 5.0 million due in February 2016, RMB 30.0 million due in August 2016, RMB 30.0 million due in February 2017, RMB 40.0 million due in August 2017, RMB 40.0 million due in February 2018, RMB 34.0 million due in August 2018, RMB 35.0 million due in February 2019, RMB 41.0 million due in October 2019. The company made three agreements with the bank to renew the repayment schedules in April 2016, July 2017 and September 2018, respectively. Based on the most updated amendment, the new repayment schedule was RMB 36.2 million due in August 2019, RMB 36.2 million due in February 2020, RMB 36.2 million due in August 2020, RMB 36.2 million due in February 2021, RMB 36.2 million due in August 2021, RMB 36.2 million due in February 2022, RMB 36.1 million due in October 2022. No other key terms were changed in these amendments.

The loan agreement for the Tianjin Yingli RMB Loan required Tianjin Yingli to maintain a debt-to-asset ratio (calculated as total liabilities divided by total assets) of no more than 80%. As of December 31, 2018, Tianjin Yingli was in breach of the financial covenant to maintain a debt-to-asset ratio of less than 80% and failed to obtain a waiver from the bank. Thus, the Tianjin Yingli RMB Loan of RMB 217.1 million (US$ 31.6 million) was reclassified as short-term loan since it may have the risk of being recovered by the China Development Bank at any time according to the terms in the contract.

In November 2011, Hainan Yingli New Energy Resources Co., Ltd, (“Hainan Yingli”) entered into an eight-year RMB 900.0 million loan agreement with China Development Bank at an interest rate of the five-year Renminbi benchmark loan rate per annum (the “Hainan Yingli RMB Loan”). The loan is guaranteed by property, plant and equipment. In May 2013, Hainan Yingli entered into an amendment to increase this loan credit limit by RMB 282.2 million. The company withdrew RMB 1,182.2 million (US$ 171.9 million) by the end of December 31, 2018. The original repayment schedule was RMB 90.8 million due in July 2013, RMB 90.8 million due in November 2013, RMB 90.8 million due in May 2014, RMB 90.8 million due in November 2014, RMB 90.8 million due in May 2015, RMB 90.8 million due in November 2015, RMB 90.8 million due in May 2016, RMB 90.8 million due in November 2016, RMB 90.8 million due in May 2017, RMB 90.8 million due in November 2017, RMB 90.8 million due in May 2018, RMB 90.8 million due in November 2018 and RMB 92.6 million due in July 2019. In November 2015, March 2016 and May 2018, Hainan Yingli made three agreements with the bank to renew the repayment schedules. According to the most updated agreement in May 2018 with the total unrepaid amount of RMB 727.2 million the amended repayment schedule was RMB 0.1 million due in May 2018, RMB 0.1 million due in November 2018, RMB 100.0 million due in May 2019, RMB 100.0 million due in November 2019, RMB 100.0 million due in May 2020, RMB 100.0 million due in November 2020, RMB 100.0 million due in May 2021, RMB 100.0 million due in November 2021 and RMB 127.0 million due in July 2020. No other key terms were changed in these two amendments. According to the third amendment of the loan agreement, the company repaid RMB 0.2 million that was due in 2018.

The loan agreement for the Hainan Yingli RMB Loan required that total amount of Hainan Yingli’s guarantee for the third party must not exceed 30% of its net asset only if it get a permission from the bank in advance. As of December 31, 2018, Hainan Yingli was in breach of the loan covenants to maintain its guarantee amount of no more than 30% of its net asset and failed to obtain a waiver from the bank. Thus, the Hainan Yingli RMB Loan of RMB 527.0 million (US$ 76.7 million) was reclassified as short-term loan since it may have the risk of being recovered by the China Development Bank at any time according to the terms in the contract.

In March 2012, Hainan Yingli entered into a seven-year US$ 135.0 million loan agreement with China Development Bank at an interest of the 3-month LIBOR plus 5% per annum (the “Hainan Yingli USD Loan”). The company withdrew US$ 135.0 million (RMB 928.2 million) by the end of December 31, 2018 under this agreement. The loan is guaranteed by property, plant and equipment. The original repayment schedule in March 2012 was US$ 10.6 million due in July 2013, US$ 10.6 million due in November 2013, US$ 10.6 million due in May 2014, US$10.6 million due in November 2014, US$ 10.6 million due in May 2015, US$ 10.6 million due in November 2015, US$ 10.6 million due in May 2016, US$ 10.6 million due in November 2016, US$ 10.6 million due in May 2017, US$ 10.6 million due in November 2017, US$ 10.6 million due in May 2018, US$ 10.6 million due in November 2018 and US$ 7.8 million due in July 2019. In November 2015, March 2016 and May 2018, Hainan Yingli made three agreements with the bank to renew the repayment schedules. According to the most updated agreement with the total unrepaid amount of US$ 81.8 million, the amended repayment schedule was US$ 0.03 million due in May 2018, US$ 0.03 million due in November 2018, US$ 11.5 million due in May 2019, US$ 11.5 million due in November 2019, US$ 11.5 million due in May 2020, US$ 11.5 million due in November 2020, US$ 10.0 million due in May 2021, US$ 10.0 million due in November 2021 and US$15.7 million due in July 2022. No other key terms were changed except that in the second agreement entered into in March 2016, the interest rate was modified from the 3-month LIBOR plus an additional surcharge of 5% of the interest rate per annum to 3-month LIBOR plus an additional surcharge of 4% of the interest rate per annum. According to the most updated amendment of the loan agreement, the company repaid US$ 0.06 million in 2018.

The loan agreement for the Hainan Yingli USD Loan required that the amount of Hainan Yingli’s loans must not exceed the 10% of its net asset only if it get a permission from the bank in advance. As of December 31, 2018, Hainan Yingli was in breach of the financial covenants to maintain its loan amount of no more than 10% of its net asset and failed to obtain a waiver from the bank. Thus, the Hainan Yingli USD Loan of US$ 58.7 million (RMB 403.7 million) was reclassified as short-term loan since it may have the risk of being recovered by the China Development Bank at any time according to the terms in the contract.

In May 2011, Yingli China entered into a 42-month RMB 1,160.0 million loan agreement with Bank of China and China Citic Bank at an interest rate of the three-five year Renminbi benchmark loan rate plus an additional surcharge of 5% of the interest rate per annum. By the end of December 31, 2018, the company withdrew RMB 481.0 million (US$ 70.0 million). The loan is guaranteed by Yingli Green Energy and Yingli Group. Out of the loan of RMB 164.3 million, loan with RMB 20.0 million due in November 2015 was extended to May 2016 based on the first amendment of the loan agreement entered into in November 2015. Based on the second amendment of the loan agreement entered into in June 2016, total loan of RMB 164.3 million and interest due in May 2016 was extended to May 2017. Based on the third amendment of the loan agreement entered into in November 2017, total loan of RMB 164.3 million and interest due in May 2017 was extended to November 2018.

In 2018, however, Yingli China failed to extend the repayment schedule. As of December 31, 2018, the total principal amount of RMB 164.3 million (US$ 23.9 million) is of current portion, which was in payment default.

In May 2010, Hainan Yingli entered into a five-year RMB 180.0 million loan agreement at an interest rate of the three-five year Renminbi benchmark loan rate per annum with Industrial and Commercial Bank of China Limited. The loan is guaranteed by us and repayable in semi-annual instalment of RMB 20.0 million starting from August 2011. Based on the first amendment of the loan agreement entered into in December 2015, loan of RMB 14.0 million that was due in September 2015 was extended to September 2016. In addition, the interest rate was modified from the three-five year Renminbi benchmark loan rate per annum to five-year Renminbi benchmark loan rate plus an additional surcharge of 10% per annum. Based on the second amendment of the loan agreement entered into in September 2016, the amended repayment schedule was RMB 2.0 million due in March 2017, RMB 2.0 million due in June 2017 and RMB 10.0 million due in September 2017. In addition, the interest rate was modified from five-year Renminbi benchmark loan rate plus an additional surcharge of 10% per annum to the five-year Renminbi benchmark loan rate. Based on the third amendment of the loan agreement entered into in October 2017, the amended repayment schedule was RMB 2.0 million due in March 2018, RMB 2.0 million due in June 2018 and RMB 10.0 million due in September 2018. Based on the fourth amendment of the loan agreement entered into in September 2018, the amended repayment schedule was RMB 14.0 million due in September 2019. As of December 31, 2018, the current and non-current portion of this long-term borrowing was RMB 14.0 million (US$ 2.0 million) and nil, respectively.

The loan agreement for the Hainan Yingli RMB loan stated that it would trigger cross default if there exists any overdue debts for Hainan Yingli. As of December 2018, Hainan Yingli failed to repay a principal amount of RMB 99.1 million, which was in payment default.

In April 2013, Yingli China entered into a three-year US$55.0 million loan agreement with China Development Bank at an interest rate of the 6-month LIBOR plus 5.2% per annum. By the end of December 31, 2018, the company withdrew US$55.0 million (RMB378.2 million) under this agreement. Based on the amendment of the loan agreement entered into in March 2016, the term of the loan with a balance of US$55.0 million that was due in April 2016 was extended to April 2017. In addition, the interest rate was modified from the 6-month LIBOR plus an additional surcharge of 5.2% of the interest rate per annum to the 6-month LIBOR plus an additional surcharge of 2.5% of the interest rate per annum. Based on the second amendment of the loan agreement entered into in April 2017, the term of the loan with a balance of US$ 55.0 million that was due in April 2017 was extended to April 2018. Based on the third amendment of the loan agreement entered into in April 2018, the term of the loan with a balance of US$ 55.0 million that was due in April 2018 was extended to April 2019. As of December 31, 2018, the current and non-current portion of this long-term borrowing is US$ 55.0 million (RMB 378.2 million) and nil, respectively.

The loan agreement for the Yingli China USD loan required that debt-to-asset ratio must not exceed 90%. As of December 2018, Yingli China was in breach of the financial covenants to maintain its debt-to-asset ratio.

Long-term loans that breached certain loan covenants as of December 31, 2018 with waivers obtained

In October 2011, Tianjin Yingli New Energy Resources Co., Ltd, (“Tianjin Yingli”) borrowed an eight-year US$100.0 million loan from China Development Bank at an interest rate of 6-month LIBOR plus 5.2% per annum. The loan is guaranteed by property, plant and equipment (the “Tianjin Yingli USD Loan”). The company withdrew US$ 100.0 million (RMB 687.6 million) by the end of December 31, 2017. The original repayment schedule in October 2011 was US$ 5.0 million due in October 2013, US$ 8.0 million due in February 2014, US$ 8.0 million due in August 2014, US$ 9.0 million due in February 2015, US$ 9.0 million due in August 2015, US$ 9.0 million due in February 2016, US$ 9.0 million due in August 2016, US$ 9.0 million due in February 2017, US$ 9.0 million due in August 2017, US$ 10.0 million due in February 2018, US$ 5.0 million due in August 2018, US$ 5.0 million due in February 2019, US$ 5.0 million due in October 2017. From November 2015 to September 2018, Tianjin Yingli made four agreements with the bank to renew the repayment schedules. And based on the fourth amendment entered into in September 2018 with the total unrepaid amount of US$ 69.7 million, the amended repayment schedule was US$ 10.0 million due in October 2019, US$ 10.0 million due in April 2020, US$ 10.0 million due in October 2020, US$ 10.0 million due in April 2021, US$ 10.0 million due in October 2021, US$ 10.0 million due in April 2022, US$ 9.7 million due in October 2022. No other key terms were changed in these amendments except that in the second amendment entered into in April 2016, the interest rate was modified from 6-month LIBOR plus 5.2% per annum to 6-month LIBOR plus 4.5% per annum. The company repaid US$ 20 in April 2018 according to the third repayment schedule. As of December 31, 2018, the current and non-current portion of this long-term borrowing was US$ 10.0 million (RMB 68.8 million) and US$ 59.7 million (RMB 410.6 million), respectively.

The loan agreement for the Tianjin Yingli USD Loan required Tianjin Yingli to maintain a current ratio (calculated as total current assets divided by total current liabilities) of no less than 60%, quick ratio (calculated as total current assets minus inventory and then divided by total current liabilities) of no less than 50%, debt-to-asset ratio (calculated as total liabilities divided by total assets) of no more than 80%, debt coverage ratio (calculated as cash available for debt servicing during the period divided by interest and principal payments during the period) of no less than 150% and interest coverage ratio (calculated as cash available for interest payment during the period divided by interest and other fees payable during the period) of no less than 150%. As of December 31, 2018, Tianjin Yingli was in breach of the financial covenant to maintain a debt-to-asset ratio of less than 80%. China Development Bank granted a written waiver to Tianjin Yingli which waived the requirement regarding Tianjin Yingli’s debt-to-asset ratio until the end of the contract term. The waiver did not impose any new financial covenant or require any prepayment.

In October 2011, Hengshui Yingli New Energy Resources Co., Ltd. (“Hengshui Yingli”) entered into an eight-year US$ 50.0 million loan agreement with China Development Bank at an interest of 6-month LIBOR plus 5.8% per annum and subject to adjustment annually (the “Hengshui Yingli USD Loan”). The loan is guaranteed by property, plant and equipment. By the end of December 31, 2018, the company withdrew US$ 50.0 million (RMB 343.8 million). The original repayment schedule was US$ 3.0 million due in December 2012, US$ 1.5 million due in June 2013, US$ 1.5 million due in December 2013, US$ 3.0 million due in June 2014, US$ 3.0 million due in December 2014, US$ 3.0 million due in June 2015, US$ 3.0 million due in December 2015, US$ 4.0 million due in June 2016, US$ 4.0 million due in December 2016, US$ 4.0 million due in June 2017, US$ 4.0 million due in December 2017, US$ 4.0 million due in June 2018, US$ 4.0 million due in December 2018, US$ 4.0 million due in June 2019, US$ 4.0 million due in October 2019. From December 2015 to June 2018, Hengshui Yingli made four agreements with the bank to renew its repayment schedules. And based on the fourth amendment entered into in June 2018 with the total unrepaid amount of US$ 34.4 million, the amended repayment schedule was US$ 1.0 million due in June 2018, US$ 0.1 million due in December 2018, US$ 2.9 million due in June 2019, US$ 2.0 million due in December 2019, US$ 4.0 million due in June 2020, US$ 4.0 million due in December 2020, US$ 5.0 million due in June 2021, US$ 5.0 million due in December 2021, US$ 5.2 million due in June 2022 and US$ 5.2 million due in October 2022. No other key terms were changed in these amendments except that in the second amendment entered into in March 2016, the interest rate was modified from 6-month LIBOR plus 5.8% per annum to 6-month LIBOR plus 4.5% per annum. The company repaid US$ 1.1 million in 2018 according to the most updated repayment schedule. As of December 31, 2018, the current and non-current portion of this long-term borrowing was US$ 4.9 million (RMB 33.7 million) and US$ 28.4 million (RMB 195.3 million), respectively.

The loan agreement for the Hengshui Yingli USD Loan required Hengshui Yingli to maintain a debt-to-asset ratio (calculated as total liabilities divided by total assets) of no more than 75% and debt coverage ratio (calculated as cash available for debt servicing during the period divided by interest and principal payments during the period) of no less than 130%. As of the December 31, 2018, Hengshui Yingli was in breach of the financial covenant to maintain a debt-to-asset ratio of no more than 75%. China Development Bank granted a written waiver to Hengshui Yingli which waived the requirement regarding Hengshui Yingli’s debt-to-asset ratio under the loan agreement until the end of the contract term. The waiver did not impose any new financial covenant or require any prepayment.

Long-term loans that did not breach loan covenants as of December 31, 2018

In December 2008, Yingli China entered into an eight-year US$ 70.0 million loan agreement at an interest rate of 6-month LIBOR plus 6% per annum with China Development Bank. The loan is guaranteed by Tianwei Yingli and Mr. Liansheng Miao, our chairman and CEO, and secured by Yingli China’s property, plant and equipment. The loan is repayable in annual instalment of US$ 8.0 million for the first two years and US$ 9.0 million for the remaining six years, respectively, commencing in December 2009. In December 2015, out of US$ 18.0 million that was due, the company repaid US$ 0.05 million, and the remaining portion of US$ 18.0 million was extended to December 2016 based on the first amendment of loan agreement entered into in December 2015. Based on the second amendment of the loan agreement entered into in June 2016, the amended repayment schedule was US$ 0.05 million due in December 2017, US$ 8.9 million due in December 2018 and US$ 8.9 million due in December 2019. In addition, the interest rate was modified from 6-month LIBOR plus 6% per annum to 6-month LIBOR plus 3.5% per annum. The company repaid US$ 0.05 million in December 2017 according to the repayment agreement. Based on the third amendment of loan agreement entered into September 2018, the amended repayment schedule was US$ 0.05 million due in December 2018, US$ 17.8 million due in December 2019. The company repaid US$ 0.05 million in December 2018 according to the most updated repayment agreement. As of December 31, 2018, the current and non-current portion of this long-term borrowing was US$ 17.8 million (RMB 122.4 million) and nil respectively.

In May 2012, Hengshui Yingli entered into an eight-year RMB 255.0 million loan agreement with China Development Bank at an interest of the five-year Renminbi benchmark loan rate plus an additional surcharge of 10% per annum and subject to adjustment annually. The loan is guaranteed by Yingli China. The company withdrew RMB 255.0 million (US$ 37.1 million) by the end of December 31, 2018 under this agreement. The original repayment schedule was RMB 5.0 million due in June 2013, RMB 5.0 million due in December 2013, RMB 8.0 million due in June 2014, RMB 8.0 million due in December 2014, RMB 10.0 million due in June 2015, RMB 10.0 million due in December 2015, RMB 15.0 million due in June 2016, RMB 15.0 million due in December 2016, RMB 20.0 million due in June 2017, RMB 20.0 million due in December 2017, RMB 25.0 million due in June 2018, RMB 25.0 million due in December 2018, RMB 30.0 million due in June 2019, RMB 30.0 million due in December 2019 and RMB 29.0 million due in May 2020. From December 2015 to September 2018, the company made five agreements with the bank to renew the repayment schedules. The company repaid RMB 1.5 million according to the fourth amendment. According to the fifth amendment in September 2018 with the total unrepaid amount of RMB 214.5 million, the amended repayment schedule was RMB 0.5 million due in December 2018, RMB 17.0 million due in June 2019, RMB 17.0 million due in December 2019, RMB 30.0 million due in June 2020, RMB 30.0 million due in December 2020, RMB 30.0 million due in June 2021, RMB 30.0 million due in December 2021, RMB 30.0 million due in June 2022 and RMB 30.0 million due in October 2022. The company repaid RMB 0.5 million according to the fifth repayment schedule. No other key items were changed in these agreements except that in the second amendment entered into in March 2016, the interest rate was modified from five-year Renminbi benchmark loan rate plus an additional surcharge of 10% of the interest rate per annum to the five-year Renminbi benchmark loan rate per annum with no surcharge As of December 31, 2018, the current and non-current portion of this long-term borrowing was RMB 34.5 million (US$ 5.0 million) and RMB 180.0 million (US$ 26.2 million), respectively.

All amendments mentioned above are not considered to be trouble debt restructuring because they don't meet the condition of lenders offering concession to us.

Long-term Loan repaid or settled for the years ended December 31, 2016, 2017 and 2018

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

In February 2015, Yingli China entered into a two-year RMB 100.0 million loan agreement with Rural Credit Cooperative of Baoding at a fixed interest rate of 7.8% per annum. The loan is guaranteed by property, plant and equipment. As of December 31, 2017, the loan was fully paid.

In November 2013, Hutubi Yingli Sunshine New Resources Co. Ltd. (“Yingli Hutubi”) entered into a five-year RMB 22.5 million loan agreement with Xinjiang Tianshan Rural Commercial Bank at a fixed interest rate of 6.4%. This loan is guaranteed by equivalent bank deposits. By the end of December 31, 2017, the company withdrew RMB 22.5 million (US$ 3.5 million) under this agreement. The company repaid total RMB 0.8 million from 2014 to 2017 according to the repayment schedule. As of December 31, 2018, the remaining portion was fully repaid.

In November 2013, Yingli Hutubi entered into a six-year RMB 55.0 million loan agreement with Xinjiang Tianshan Rural Commercial Bank at a fixed interest rate of 7.9%. This loan is guaranteed by Yingli Group and secured by solar panels having a market value of RMB 68.8 million (US$10.0 million). By the end of1 December 31, 2017, the company withdrew RMB 55.0 million (US$ 8.5 million) under this agreement. The company repaid total RMB 40.0 million from 2014 to 2017 according to the repayment schedule. As of December 31, 2018, the remaining portion was fully repaid.

According to the repayment schedules agreed with the banks, future principal payments under the above long-term borrowings as of December 31, 2018 are as follows:

Year ended December 31,	RMB	US$
	(in thousands)
2019	4,114,324	598,404
2020	254,126	36,961
2021	267,876	38,961
2022	268,724	39,084
2023	2,028	295
Thereafter	4,103	597
Total	4,911,181	714,302

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

On October 13, 2015, total amount of principal and interests of the first tranche medium-term notes due was RMB 1,000.0 million and RMB 57.0 million, respectively. Tianwei Yingli repaid RMB 700.0 million, with the remaining principal of RMB 357.0 million unpaid. According to the meeting held among all holders of medium-term notes (the “MTN holders”) on November 11, 2015, we promised to repay the remaining balance. An additional penalty charge, which was calculated on the daily basis of 0.021% of the total amount of principal overdue, would be paid by us due to our failure to repay the medium-term notes on time. The penalty charge was recorded under “Interest payable”. As of December 31, 2018, we still had not repaid the remaining principal of RMB 357.0 million (US$ 51.9 million), and the total penalty charge accrued was RMB 87.0 million (US$ 12.7 million).

On May 10, 2011, the second tranche of the medium-term notes with a principal amount of RMB 1,400.0 million or the Second Tranche Issue, was issued. The Second Tranche Issue bears a fixed annual interest rate of 6.15%. Tianwei Yingli failed to repay these medium term notes when they became due on May 12, 2016. As of December 31, 2018, Tianwei Yingli still had not repaid the principal of RMB 1,400.0 million. In the meanwhile, the total interest payables and penalty charge accrued was RMB 382.5 million (US$ 55.6 million), which was recorded under “Interest payable”.

In September 2017, one of the MTN holders (the “Note Holder A”) filed a lawsuit against Tianwei Yingli in a PRC court to recover the amount due under such MTNs. The claimed principal amount of the MTNs held by the MTN Holder is RMB 65.7 million, representing approximately 3.7% of the total amount of the MTNs that are still outstanding. The MTN Holder claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB 74.4 million and bear costs relating to the lawsuit. Tianwei Yingli has been vigorously defending its rights in court while continuing to seek a mutually beneficial solution out of court. In October 2018, we announced that Tianwei Yingli has withdrawn its appeal to a PRC court's first-instance judgment, which ruled that Tianwei Yingli should repay principle, related interest, and overdue penalty of the medium-term notes ("MTNs") due October 13, 2015 and May 12, 2016 issued by Tianwei Yingli to one of the holders of those MTNs as described in our announcement dated on May 18, 2018. The principal amount of the MTNs held by the Note Holder as recognized by the court was RMB 65.7 million, representing approximately 3.7% of the total amount of those MTNs that are still outstanding. The overdue penalties recognized by the court would be calculated at a daily penalty interest rate of 0.021% and will continue to accrue before actual payment thereof. Tianwei Yingli plans to continue to communicate with the Note Holder regarding a feasible payment scheme to satisfy the court judgment.

In April 2018, December 2018 and January 2019, three of the other holders (the Note Holders B, C and D) filed lawsuits against Tianwei Yingli separately in different PRC courts, covering principal amounts of RMB 110 million, RMB 60 million, and RMB 300 million, representing approximately 6.3%, 3.4% and 17.1% of the total amount of the MTNs, that are still outstanding. The Note Holder B claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB 134.0 million and bear costs relating to the lawsuit. The Note Holder C claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB 76.0 million and bear costs relating to the lawsuit. The Note Holder D claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB 434.4 million and bear costs relating to the lawsuit. On April 12, 2019, a PRC court made a judgment that Tianwei Yingli should repay principal and interest in the aggregate amount of RMB 318 million as well as overdue penalty (calculated at the daily interest rate of 0.021% for the period from May 13, 2016 until full repayment of the principal and interest) to Note Holder D and bear majority of costs relating to the lawsuit. In addition, on April 16, 2019, another PRC court made a judgment that Tianwei Yingli should repay principal, interest, and part of the overdue penalty in the aggregate amount of RMB 76 million as well as further overdue penalty (calculated at the daily interest rate of 0.021% for the period from November 17, 2018 until full repayment of the principal and interest) to Note Holder C and bear costs relating to the lawsuit. We decided not to appeal the two judgments in favor of Note Holder C and D. The lawsuit filed by Note Holder B is ongoing, and we have not received any effective judgment for the lawsuit yet. Tianwei Yingli has been vigorously defending its rights in courts while continuing to seek a mutually beneficial solution with all these Note Holders out of court.

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

We have significant working capital commitments because suppliers of high-purity polysilicon require us to make prepayments in advance of shipment. As of December 31, 2018, our prepayments to suppliers were RMB419.1 million (US$61.0 million), including amounts paid to related parties of RMB117.0 million (US$17.0 million).

Currently, a significant portion of our revenue is derived from credit sales to our customers, generally with payments due within four months. Sales to a small number of major customers exposed us to additional and more concentrated credit risks since a significant portion of our outstanding accounts receivable is derived from sales to a limited number of customers. As of December 31, 2018, our five largest outstanding accounts receivable balances outstanding accounted for approximately 26.4% of our total outstanding accounts receivable. The failure of any of these customers to meet their payment obligations would materially and adversely affect our financial position, liquidity and results of operations. Although we have been able to maintain adequate working capital primarily through short-term borrowings, in the future we may not be able to secure additional financing on a timely basis or on terms acceptable to us or at all.

As a result of the reduced scale of our operations, our working capital continued to decrease in 2018. Our inventories were RMB478.5 million (US$69.6 million) as of December 31, 2018, compared to RMB1,133.5 million as of December 31, 2017. We also make prepayments for equipment purchases. Our prepayments for equipment purchases amounted to RMB78.7 million, and RMB90.9 million and RMB57.5 million (US$8.4 million) as of December 31, 2016, 2017 and 2018, respectively.

Statements of Cash Flows (Topic 230): Restricted Cash. In November 2016, the FASB issued ASU 2016-18, Statements of Cash Flows (Topic 230): Restricted Cash. The guidance requires that a statement of cash flows explain the changes during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. The standard is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The standard should be applied to each period presented using a retrospective transition method. We adopted this guidance on January 1, 2018 and it did not have a material effect on our consolidated financial statements, but resulted in restricted cash being included with cash, cash equivalents and restricted cash when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. Cash flows were recast for years ended December 31, 2016 and 2017.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(In thousands)
Net cash provided by / (used in) operating activities	(477,683)	90,571	107,290	15,603
Net cash used in investing activities	(397,942)	(234,349)	(107,112)	(15,577)
Net cash provided by / (used in) financing activities	106,126	22,115	(139,763)	(20,328)
Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash	50,264	(26,035)	23,225	3,378
Net decrease in cash, cash equivalents, and restricted cash	(719,235)	(147,698)	(116,360)	(16,924)
Cash, cash equivalents, and restricted cash at the beginning of the year	1,587,674	868,439	720,741	104,827
Cash, cash equivalents, and restricted cash at the end of the year	868,439	720,741	604,381	87,903

Operating Activities

Net cash provided by operating activities consisted primarily of our net loss, offset or mitigated by non-cash adjustments, such as depreciation and amortization, loss/(gain) on disposal of property, plant and equipment, disposal gain from long-lived assets and land use right in relation to a subsidiary, gain on extinguishment of debt, gain on disposal of investments in affiliated companies, gain on disposal of subsidiaries, provision for doubtful receivables and prepayments to suppliers other than inventory purchase commitments, loss on sale of accounts receivable , write-down of inventories to net realizable value, equity in loss/(income) of affiliates, net, amortization of debt issuance cost, share-based compensation, amortization of earned assets related government grants received in a prior period, deferred income tax (benefit)/expense, foreign currency exchange losses, net, impairment of long-lived assets, provision for prepayment in relation to inventory purchase commitments, provision for reserve for inventory purchase commitments and adjusted by changes in operating assets and liabilities, such as accounts receivable, inventories, prepayments to suppliers, value-added tax recoverable, amounts due from and prepayments to related parties, prepaid expenses and other assets, accounts payable, advances from customers, amounts due to related parties, other current liabilities and accrued expenses and other liabilities. The fluctuations of net cash provided by/(used in) operating activities largely correspond to the changes in net income or net loss.

  Net cash provided by operating activities for the year ended December 31, 2018 was RMB 107.3 million (US$ 15.6 million), primarily attributable to a net loss of RMB 1,654.2 million (US$ 240.6 million): 1) positive adjustment items including depreciation and amortization of RMB 300.7 million (US$ 43.7 million), reversal for doubtful receivables and prepayments to suppliers other than inventory purchase commitments of RMB 38.7 million (US$ 5.6 million) due to the collection of accounts receivables provision accrued in previous year, write-down of inventories to net realizable value of RMB 36.9 million (US$ 5.4 million) due to the decrease of gross margin, equity in gain of affiliates of RMB 0.2 million (US$ 0.03 million), share-based compensation of RMB 0.6 million (US$ 0.09 million), deferred income tax expense of RMB 0.2 million (US$ 0.03 million) and provision for prepayment in relation to inventory purchase commitments of RMB 20.2 million (US$ 2.9 million) in relation to the remaining prepayment retained by Supplier C according to the New Supply Agreement signed; 2) offsetting in part by items including foreign currency exchange loss of RMB 14.9 million (US$ 2.2 million) primarily due to the appreciation of U.S. dollar, Euro and Japanese Yen against Renminbi in 2018 with a balance of net financial liabilities denominated in U.S. dollar and a balance of net financial assets denominated in Japanese Yen and Euro, provision of reserve for inventory purchase commitments (foreign exchange) of RMB 67.0 million (US$ 9.7 million) due to the appreciation of U.S. dollar against Renminbi in 2018, gain on disposal of property, plant and equipment of RMB 12.5 million (US$ 1.8 million), gain on extinguishment of debt of RMB 11.8 million (US$ 1.7 million), gain on disposal of investments in affiliated companies of RMB 0.01 million (US$ 0.001 million), loss on disposal of subsidiaries of RMB 19.0 million (US$ 2.8 million), and amortization of earned assets related government grants received in a prior period of RMB 56.4 million (US$ 8.2 million). 3) changes in operating assets and liabilities including a decrease in accounts receivable of RMB 246.3 million (US$ 35.8 million), a decrease in value-added tax recoverable of RMB 70.6 million (US$ 10.3 million), a decrease in amounts due from and prepayments to related parties of RMB 9.2 million (US$ 1.3 million), a decrease in prepaid expenses and other assets of RMB 20.5 million (US$ 3.0 million), a decrease in amounts due to related parties of RMB 35.8 million (US$ 5.2 million), a decrease in other current liabilities and accrued expenses of RMB 557.1 million (US$ 81.0 million), a decrease in other liabilities of RMB 30.5 million (US$ 4.4 million), a decrease in inventories of RMB 613.5 million (US$ 89.2 million), a decrease in prepayments to suppliers of RMB 153.9 million (US$ 22.4 million), a decrease in accounts payable of RMB 80.2 million (US$ 11.7 million), a decrease in advances from customers of RMB 156.2 million (US$ 22.7 million).

•	The decrease in our accounts receivable from 2017 to 2018 was primarily due to a decrease in our sales ;

•	The decrease in amounts due from and prepayments to related parties from 2017 to 2018 was primarily due to our settlement of part of the amount due from related parties with our related party;

•	The decrease in advances from customers from 2017 to 2018 was primarily due to a decrease in our sales.

•	The increase in other current liabilities and accrued expenses from 2017 to 2018 was primarily due to delayed payment of interest expenses as a result of our tight operating cash flow.

Net cash provided by operating activities for the year ended December 31, 2017 was RMB 90.6 million, primarily attributable to a net loss of RMB 3,450.9 million as well as adjusted by following items: 1) positive adjustment items including depreciation and amortization of RMB 495.8 million, provision for doubtful receivables and prepayments to suppliers other than inventory purchase commitments of RMB 97.3 million, write-down of inventories to net realizable value of RMB 167.1 million, equity in loss of affiliates of RMB 0.5 million, amortization of debt issuance cost of RMB 0.3 million, share-based compensation of RMB 1.1 million, deferred income tax expense of RMB 0.3 million, impairment of long-lived assets of RMB 2,042.2 million, and provision for prepayment in relation to inventory purchase commitments of RMB 229.0 million; 2) offsetting in part by items including foreign currency exchange gain of RMB 42.1 million, reversal of reserve for inventory purchase commitments of RMB 82.0 million, gain on disposal of property, plant and equipment of RMB 27.5 million, gain on extinguishment of debt of RMB 24.4 million, gain on disposal of investments in affiliated companies of RMB 13.9 million, gain on disposal of subsidiaries of RMB 8.4 million, and amortization of earned assets related government grants received in a prior period of RMB 49.7 million. 3) changes in operating assets and liabilities including an increase in accounts receivable of RMB 293.5 million, an increase in value-added tax recoverable of RMB 30.3 million a decrease in amounts due from and prepayments to related parties of RMB 128.1 million, a decrease in prepaid expenses and other assets of RMB 45.7 million, a decrease in amounts due to related parties of RMB 54.1 million, an increase in other current liabilities and accrued expenses of RMB 662.9 million, a decrease in other liabilities of RMB 14.0 million, a decrease in inventories of RMB 2.6 million, a decrease in prepayments to suppliers of RMB 75.6 million, an increase in accounts payable of RMB 75.1 million, and an increase in advances from customers of RMB 157.6 million.

Investing Activities

Net cash provided by/(used in) investing activities largely reflects our government grants for property, plant and equipment, purchase of property, plant and equipment, purchase of project assets, proceeds from sale of equipment under sale-leaseback agreement, payments for land and land use rights, equity investments, proceeds from disposal of investment in affiliates, loans made to related parties, proceeds from repayment of loans made to related parties, used in disposal of subsidiaries, net of cash disposed, proceeds from disposal of plant, property and equipment and proceeds from disposal of long-lived assets and land use right in relation to a subsidiary.

Net cash used in investing activities for the year ended December 31, 2018 amounted to RMB 107.1 million (US$ 15.6 million), primarily as a result of purchase of property, plant and equipment, purchase of project assets, partially offset by proceeds from disposal of investment in affiliates, proceeds from repayment of loans made to related parties, proceeds from disposal of property, plant and equipment, cash acquired from the acquisition of a subsidiary and used in disposal of subsidiaries. The difference of net cash provided by or used in investing activities between 2017 and 2018 was mainly impacted by the purchase of plant, property and equipment and the purchase of short-term investment.

Net cash used in investing activities for the year ended December 31, 2017 amounted to RMB 234.3 million, primarily as a result of purchase of property, plant and equipment, purchase of project assets and purchase of short-term investments, partially offset by proceeds from disposal of investment in affiliates, proceeds from repayment of loans made to related parties and proceeds from disposal of property, plant and equipment. The difference of net cash provided by or used in investing activities between 2016 and 2017 was mainly impacted by the proceeds from disposal of long-lived assets and land use right in relation to a subsidiary, proceeds from disposal of plant, property and equipment and loans made to related parties.

Net cash used in investing activities for the year ended December 31, 2016 amounted to RMB 397.9 million, primarily as a result of purchase of property, plant and equipment, purchase of project assets, change of equity investments, loans made to related parties and used in disposal of subsidiaries, net of cash disposed in each of the periods. The difference of net cash provided by or used in investing activities between 2015 and 2016 was mainly impacted by the proceeds from disposal of long-lived assets and land use right in relation to a subsidiary, proceeds from disposal of plant, property and equipment and loans made to related parties.

Financing Activities

Net cash provided by financing activities for the year ended December 31, 2018 was RMB 139.8 million (US$ 20.3 million), primarily consisting of proceeds from short-term borrowings of RMB 140.7 million (US$ 20.5 million), repayment of short-term borrowings of RMB 192.5 million (US$ 28.0 million), repayment of long-term debt of RMB 8.0 million (US$ 1.2 million), repayment of capital and financing lease obligation of RMB 79.9 million (US$ 11.6 million), transaction with non-controlling interest holders of RMB 0.05 million (US$ 0.007 million).

Net cash provided by financing activities for the year ended December 31, 2017 was RMB 22.1 million, primarily consisting of proceeds from short-term borrowings of RMB 1,569.1 million, repayment of short-term borrowings of RMB 1,226.0 million, repayment of long-term debt of RMB 0.06 million, repayment of medium-term notes of 300.0 million(US$ 46.1 million), repayment of capital and financing lease obligation of RMB 6.8 million, transaction with non-controlling interest holders of RMB 14.0 million.

Net cash provided by financing activities for the year ended December 31, 2016 was RMB 106.1 million, primarily consisting of proceeds from short-term borrowings of RMB 2,541.6 million, repayment of short-term borrowings of RMB 2,893.1 million, repayment of long-term debt of RMB 0.01 million, repayment of capital and financing lease obligation of RMB 18.7 million, receipt of deposit for capital and financing lease of RMB 9.0 million, proceeds from disposal of a subsidiary with land use rights of RMB 470.0 million, transaction with non-controlling interest holders of RMB 2.5 million, contribution from non-controlling interest holders of RMB 23.0 million, repayment of payables to a non-controlling interest holder of RMB 23.0 million.

Inflation

Since our inception, inflation in China has not materially affected our results of operations. According to the National Bureau of Statistics of China, the change in the consumer price index in China was 2.0%, 1.6% and 2.1% in 2016, 2017and 2018, respectively.

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

Liquidity and Going Concern

The following factors raise substantial doubt about our ability to continue as a going concern:

•	For the year ended December 31, 2018, we incurred a net loss of RMB1,654.2 million (US$240.6 million).

•	As of December 31, 2018, we had a total shareholders’ deficit attributable to shareholders of Yingli Green Energy of RMB13.3 billion (US$1.9 billion) and a deficit in working capital of RMB11.9 billion (US$1.7 billion).

•	As of December 31, 2018, we had cash, cash equivalents and restricted cash of RMB604.4 million (US$87.9 million), short-term borrowings, including medium-term notes past due mentioned below and current portion of long-term debt of RMB10,685.6 million (US$1,554.1 million) and long-term debts of RMB 796.9 million (US$115.9 million).

•	As of December 31, 2018 and the date of this annual report, Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), one of our major manufacturing subsidiaries, had RMB2,226.5 million (US$323.8 million) and approximately RMB2,273.0 million (US$330.6 million) medium term notes overdue, including principal and interest, respectively.

•	As of December 31, 2018, we had RMB1,107.1 million (US$161.0 million) of short-term borrowings overdue, included principal of RMB920.1 million (US$133.8 million) and interest of RMB187.0 million (US$27.2 million). As of the date of this annual report, we had RMB 3,663.8 million (US$ 532.9 million) of short-term borrowings overdue, included principal of RMB 3,332.7 million (US$ 484.7 million) and interest of RMB 331.1 million (US$ 48.1 million), respectively.

•	As of December 31, 2018, except for those loans and debts that were overdue as mentioned above, we had total short-term borrowings of RMB8,008.5 million (US$1,164.8 million) that were expected to be due within one year.

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

We have carried out a review of our cash flow forecast for the twelve months from the date of this annual report. In preparing the cash flow forecast, our management has considered historical cash requirements of us, our expected debt repayment obligations in 2019 and beyond, the likelihood of agreeing on a debt restructuring plan with our creditors, the likelihood of our creditors to refrain from enforcing our debt payment obligations before adoption and approval of a debt restructuring plan, our plan to further reduce operating costs and expenses, as well as the potential outcome of the arbitration with one of our suppliers as discussed in “Item 8.A. Consolidated Statements and Other Financial Information - Legal and Administrative Proceedings”. Our management also made the assumption about the numbers of shipments of modules and gross profit margin.

We are currently exploring a variety of measures to maintain and improve our liquidity and financial position as follows:

•	Renewal or Rollover of Borrowings and other Financing Arrangements

We have renewed or rolled over a portion of our short-term bank and other borrowings upon their maturity dates during 2018 with additional conditions imposed for such renewal or rollover requests. We have been actively negotiating with our lending banks for further extending of some short-term bank borrowings due in 2019. However, as of the issuance date of this annual report, we have not received the consent from our major lending banks to further extend the remaining portion of our short-term bank borrowings with a total principle amount of RMB 2,389 million when they became due in March and April 2019. Therefore, we are in payment default on these short-term bank borrowings, which have triggered cross defaults under our borrowings from other lenders. While as of the date of this annual report, we are not aware of any legal action taken by these lending banks against us, we cannot assure you that these banks will not take any legal actions against us in the future. We plan to continue our discussion with our lending banks to work out a solution to our debt repayment issue in conjunction with the discussions relating to our debt restructuring.

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

As of the date of this annual report, while alternative debt restructuring plans have been prepared and discussed among us, our major creditors and potential new investors, we have not received any binding proposal from any party with respect to the debt restructuring and neither us nor the Special Committee have made any decision to engage in any particular transaction with respect to the debt restructuring. While we are aware that our major creditors are working on a framework of the debt restructuring for the approval of the State Council of the People’s Republic of China, which may include the conversion of debt we owe these creditors to a controlling equity interest in our major subsidiaries, we cannot assure you as to the timing or detailed content of such proposal, and such proposal is likely to require us to transfer all of our operating business and assets to our creditors to settle our debts. As of the date of this report, we noted that the major creditors were actively communicating with related governmental authorities for the framework of the debt restructuring plan. We cannot assure you if any proposed debt restructuring plan will be approved by the State Council of the People’s Republic of China, or agreed to by all of our creditors or be acceptable to us as determined by our board of directors and the Special Committee. We cannot assure you that any proposed debt restructuring plan will leave any value for our shareholders, either. In addition, given our current financial condition, it is possible for our board of directors and the Special Committee to conclude that they will not be able to work out a debt restructuring plan that preserves some value for our shareholders without compromising the interests of our creditors, in which case they may approve a debt restructuring plan that disposes all of our business and assets to our creditors without leaving any value for our shareholders.

•	Voluntary Forbearance by Our Creditors

We have successfully persuaded some of our creditors to refrain from enforcing our debt payment obligations or initiate any bankruptcy, liquidation or similar proceeding against us (including any of our major subsidiaries) in any jurisdiction before a viable debt restructuring plan is adopted and approved by all relevant parties. As a debt restructuring plan may maximize value for all creditors, we will endeavor to persuade our creditors to continue such voluntary forbearance.

We cannot assure you, however, that we will always be successful in persuading all of our creditors to observe such voluntary forbearance. As we announced on September 1, 2017, one of the holders (the “Note Holder A”) of RMB65.7 million principal amount of the MTNs filed a lawsuit against Tianwei Yingli in a PRC court to recover the amount due under such MTNs, and on May 18, 2018, the court ruled that Tianwei Yingli should repay the remaining principle and overdue penalty in the aggregate amount of RMB74.4 million to the Note Holder A. We are now in the process of negotiation with the Note Holder A in order to find an amicable solution. On April 26, 2018, December 18, 2018 and January 2, 2019, three other holders of RMB 110 million, RMB 60 million, and RMB 300 million principal amount (the “Note Holder B, C and D”) of the MTNs filed lawsuits against Tianwei Yingli separately in different PRC courts. On April 12, 2019, a PRC court made a judgment that Tianwei Yingli should repay principal and interest in the aggregate amount of RMB 318 million as well as overdue penalty (calculated at the daily interest rate of 0.021% for the period from May 13, 2016 until full repayment of the principal and interest) to Note Holder D and bear majority of costs relating to the lawsuit. In addition, on April 16, 2019, another PRC court made a judgment that Tianwei Yingli should repay principal, interest, and part of the overdue penalty in the aggregate amount of RMB 76 million as well as further overdue penalty (calculated at the daily interest rate of 0.021% for the period from November 17, 2018 until full repayment of the principal and interest) to Note Holder C and bear costs relating to the lawsuit. We decided not to appeal the two judgments in favor of Note Holder C and D. The lawsuit filed by Note Holder B is ongoing, and we have not received any effective judgment for the lawsuit yet. Tianwei Yingli has been vigorously defending its rights in courts while continuing to seek a mutually beneficial solution with all these Note Holders out of court. On March 29, 2018, Yingli China received a notice from a local court that one of its financial creditors filed a lawsuit against it, requiring immediate debt payment in the amount of RMB106.4 million (including RMB 98.0 million of principal and RMB 8.4 million of unpaid interests). Yingli China plans to vigorously defend its rights in court while continuing to seek a mutually beneficial solution out of court. Our negotiations with our various creditors may not be successful. Our creditors may file additional lawsuits against us or even file petitions for the bankruptcy of us or our subsidiaries within and outside of China.

Based on the management’s assessment, there can be no assurance, however, that the above measures will be successfully completed on terms acceptable to us, or effectively implemented within one year after the date that the consolidated financial statements are issued, or when implemented, it will mitigate the relevant conditions or events that raise substantial doubt about our ability to continue as a going concern. Our plans for maintaining our continuing operations, even if successful, may not result in sufficient cash flow to finance and maintain our business. Facts and circumstances including recurring losses, negative working capital, net cash outflows, uncertainties on the repayment of the debts, and progress of debt restructuring plan raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Recent Accounting Pronouncements

New Accounting Standards Adopted

On January 1, 2018, we adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”). We chose to use the modified retrospective transition approach under which the cumulative effect of ASC 606 adoption as an adjustment to the opening retained earnings on January 1, 2018. The timing of revenue recognition for its variable consideration will change under this new standard. This variable consideration arises from situations when certain domestic customers in mainland China settle the 5% to 10% retainage (withheld payment of receivables), usually from one to two years, according to the sales contract. Such amount was recognized under ASC 605 as revenue when certain contingencies stated in the contracts are met and the 5% to 10% withholding payment is paid by customers. The timing of the recognition of such amounts is currently changed under ASC 606 to when the PV modules are transferred to the customers under ASC 606 because the obligations have been satisfied when the PV modules are transferred to the customers and there is no remaining service we are obligated to perform after the delivery. Thus, the adoption of ASC 606 shall cause an adjustment to our accumulated deficits as of January 1, 2018.

In January, 2016, the FASB issued ASU No. 2016-01, ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). This accounting standard retains the current accounting for classifying and measuring investments in debt securities and loans, but requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consolidation. This guidance also changes the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to estimate fair value. A policy election can be made for these investments whereby estimated fair value may be measured at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments. This revised guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. We adopted this guidance on January 1, 2018 and it did not have a material effect on our consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, to address the diversity in the classification and presentation of changes in restricted cash in the statement of cash flows, by requiring entities to combine the changes in cash and cash equivalents and restricted cash in one line. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash in the statement of cash flows. Additionally, if more than one line item is recorded on the balance sheet for cash and cash equivalents and restricted cash, a reconciliation between the statement of cash flows and balance sheet is required. The guidance is effective for interim and annual periods beginning on or after December 15, 2017 using a retrospective transition method and early adoption is permitted. We adopted this guidance on January 1, 2018 using retrospective method to all periods presented in the consolidated statement of cash flows. Upon adoption the restricted cash balances are now included within beginning and ending cash, cash equivalents and restricted cash in our consolidated statements of cash flows.

New Accounting Standards Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. The new lease standard also provides lessees with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component. If a lessee makes that accounting policy election, it is required to account for the non-lease components together with the associated lease component as a single lease component and to provide certain disclosures. Lessors are not afforded a similar practical expedient. The amendments in this Update are effective for us for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application of the amendments in this Update is permitted for all entities. Entities were initially required to adopt the new lease standard using a modified retrospective transition method. Under that transition method, an entity initially applies the new lease standard (subject to specific transition requirements and optional practical expedients) at the beginning of the earliest period presented in the financial statements. In July 2018, the FASB issued ASU 2018-11, which provides another transition method in addition to the existing transition method by allowing entities to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption and not recast prior periods. This ASU also provides lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component, similar to the expedient provided for lessees. However, the lessor practical expedient is limited to circumstances in which the non-lease component or components otherwise would be accounted for under the new revenue guidance and both (1) the timing and pattern of transfer are the same for the non-lease component(s) and associated lease component and (2) the lease component, if accounted for separately, would be classified as an operating lease.

We will adopt the new guidance effective January 1, 2019 using an additional transition method approach through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption and not recast prior periods. As a lessee, we rents several overseas trading companies’ office from third parties, an R&D lab and equipment from related parties, etc. The annual rental fee is not material to us. We do not expect the new standard to have a material impact on the consolidated financial statements.

Upon adoption of ASC 842, we intend to elect the following practical expedient:

•	If at the lease commencement date, a lease has a lease term of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company will elect not to apply ASC 842 recognition requirements.

•	As we plan to apply the additional transition method allowed per ASU 2018-11, we intend to elect not to reassess arrangements entered into prior than January 1, 2019 for whether an arrangement is or contains a lease, the lease classification applied or to separate initial direct costs.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which eliminates the probable recognition threshold for credit impairments. The new guidance broadens the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually to include forecasted information, as well as past events and current conditions. There is no specified method for measuring expected credit losses, and an entity is allowed to apply methods that reasonably reflect its expectations of the credit loss estimate. For public business entities that are SEC filers, the amendments are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are in the process of evaluating the impact of the amendments on our consolidated financial statements. The adoption of this guidance may have a material impact on our consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805)-Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This update is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted. The Company adopted this guidance on January 1, 2018 with no material impact on the consolidated financial statements.

In May 2017, the FASB issued guidance within ASU 2017-09: Scope of Modification Accounting. The amendments in ASU 2017-09 to Topic 718, Compensation - Stock Compensation, provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. An entity should account for the effects of a modification unless all of the following conditions are met: the fair value of the modified award is the same as the fair value of the original award immediately before the original award is modified; the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; and the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The amendments should be applied prospectively to an award modified on or after the adoption date. The amendments are effective for annual periods, and interim periods within those annual periods, beginning after December 31, 2018. The adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

In August 2017, the Financial Accounting Standard Board (“FASB”) issued ASU 2017-12, Derivatives and Hedging (Topic 815) – Targeted Improvements to Accounting for Hedging Activities, to simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. ASU 2017-12 also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. ASU 2017-12 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. We do not expect that the new standard will have a material impact on our consolidated financial statements.

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

We believe that PV cells made from crystalline silicon will continue to dominate the PV market in the foreseeable future. Therefore, our research and development efforts as they relate to PV cells have focused on improving technologies and processing techniques to increase the conversion efficiency and the power output of our PV cells, all of which were traditionally made from multicrystalline silicon. Starting from June 2009, we have been in collaboration with the Energy Research Centre of the Netherlands, a leading solar research center in Europe, and Tempress Systems, a wholly-owned subsidiary of Amtech Systems, Inc., a global supplier of production and automation systems and related supplies for the manufacture of PV cells, to implement Project PANDA, a research and development project for next-generation high efficiency monocrystalline PV cells. Our 600 megawatts of PANDA production capacity for each of the ingots and wafers, cells and modules in Baoding, Hebei Province started initial production in the second quarter of 2011. We also seek to reduce the breakage rate and failure rate and increase the success rate and conversion efficiency of our PV cells through the use of advanced equipment and improved manufacturing processes at each stage of our production. For example, along with the PANDA cells, we also have applied many other advanced technologies during the manufacturing, such as the black silicon, multi-busbar and Smart Hot-Spot Free technologies with the commercialized multi-crystalline black silicon modules, multi-crystalline 12-busbar module and Smart Hot-Spot Free module. To ensure the competitiveness of our products, we closely monitor the development by our competitors of new-generation PV cells, such as thin film cells, that may or may not be made from crystalline silicon and will seek to respond to challenges and opportunities posed by new technology as appropriate.

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

Our research and development expenses were RMB146.9 million, RMB138.3 million and RMB98.6 million (US$14.3 million) in 2016, 2017 and 2018, respectively.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2018 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information not to be necessarily indicative of future operating results or financial conditions.

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

F.	Tabular Disclosure of Contractual Obligations

Our contractual obligations and commitments as of December 31, 2018 are set forth in the table below.

	Payment Due by Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands of RMB)
Borrowings from banks and other parties(1)	11,491,331	10,641,829	569,521	277,890	2,091
Medium-term notes(2)	2,376,476	2,376,476	-	-	-
Payables and long-term payables to non-controlling interest holders (3)	1,322,073	369,691	23,939	928,443	-
Commitments for capital expenditures	845,236	719,264	125,972	-	-
Commitments for the purchase of raw materials	5,477,415	701,137	1,402,274	1,402,274	1,971,730
Financing and capital lease	317,449	76,013	97,822	73,998	69,616
Total	21,829,980	14,884,410	2,219,528	2,682,605	2,043,437

(1)	Includes interest of RMB 1,768.0 million accrued at the interest rate applicable under the loan agreement, the interest rate was between 2.5% and 9.7%. For borrowings with a floating rate, the most recent rate as of December 31, 2018 was applied. As of December 31, 2018, we had RMB 920.1 million of principal overdue and RMB 187.0 million of interest overdue. As of December 31, 2018, we also had total short-term loans and long-term debt due in one year of RMB 6,311.4 million. These loans were either in breach of loan covenants or triggered cross defaults and no waivers were received from the banks. According to the loan agreements with banks, if our company is unable to remediate those loans that are in breach of loan covenants or triggering of cross defaults within a grace period, the banks have rights to ask our company to repay such loans immediately. Historically, no bank has asked our company to repay such loans mentioned above. Moreover, while there can be no assurance that we will be able to refinance our short-term borrowings as they become due, our company has renewed or rolled over most of our short-term bank and other borrowings upon their maturity dates during 2018 and has assumed we will continue to be able to do so.

(2)	Includes interest of RMB 521.9 million accrued at the interest rate applicable under the loan agreement.

(3)	In November 2012, a third party (“Party A”) contributed RMB 100.0 million to Hainan Yingli to acquire 5.825% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB100.0 million plus 5% annual interest in 5 years. The contribution made by Party A was recorded as a liability. In November 2017, Yingli China failed to repurchase the equity interest from the investor. As of December 31, 2018, Yingli China still did not pay the RMB 100.0 million. As a result, as of December 31, 2018, the RMB100 million payment obligation together with interest payables accrued of RMB 41.3 million (US$ 6.0 million) was recorded under "Payables to non-controlling interest holders" in the Consolidated Balance Sheets. We are still in negotiation with the third Party about the extension of the payment schedule under the relevant agreements.

In August 2013, another third party (“Party B”) contributed RMB 100.0 million to Hainan Yingli to acquire 5.50% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 100.0 million plus 6.15% annual interest in 2 years. The contribution made by Party B was recorded as a liability. In August 2015, Yingli China failed to repurchase the equity interest from the investor. As of December 31, 2018, Yingli China still didn’t pay the RMB 100.0 million the RMB 100.0 million payment obligation together with interest payables accrued of RMB 33.6 million (US$ 5.2 million) were recorded under “Payables to non-controlling interest holders” in the Consolidated Balance Sheets. We are still in negotiation with Party B about the extension of the payment schedule under the relevant agreements. In January 2019, Party B filed a lawsuit against Yingli China, claiming the overdue amount of RMB 100.0 million and related interest. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings”.

In November 2015, Party B contributed a land use right with fair value of RMB 728.1 million to Hainan Yingli to acquire 21.84% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 728.1 million plus benchmark interest rate within 2 months to 10 years, among which, RMB 23.0 million would be paid within two months, RMB 82.0 million would be paid within 3 year, and the remaining of RMB 623.1 million would be paid within 10 years. Because of Yingli China’s contractual obligations to purchase the equity interests from these investors, the equity contributions made by the investors plus accrued interest have been recorded as liabilities. This land use right was subsequently disposed by Hainan Yingli in December 2015. As in substance the whole arrangement is financing, proceeds received from the disposal were presented as financing activities. In January 2016, Yingli China failed to repurchase the first instalment of RMB 23.0 million with related interest. The principal of RMB 23.0 million was then paid in June 2016. The related accrued interest and penalty of RMB 1.5 million (US$ 0.2 million) was recorded in “Payables to non-controlling interest holders” in the Consolidated Balance Sheets as of December 31, 2017. As of December 31, 2018, the total repurchase obligation to Party B together with interest and penalty accrued recorded under current and non-current payables was RMB 238.3 million (US$34.7 million) and RMB 715.4 million (US$104.0 million), respectively. In January 2019, Party B also filed a lawsuit against Yingli China, claiming the overdue portion of above equity interest with amount of RMB 82.0 million, and the interest and penalty mentioned above. See “Item 8.A. Consolidated Statements and Other Financial Information — Legal and Administrative Proceedings”.

In January 2016, a third party (“Party C”) contributed RMB 23.0 million to Hainan Yingli to acquire 0.90% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 23.0 million plus 19% aggregate interest in 5 years. Based on the above repurchase schedule, including principal, interest and penalty of RMB 350.6 million and RMB 368.8 million (US$ 53.6 million) have been recorded in “Payables to non-controlling interest holders”, RMB 707.8 million and RMB 738.4 million (US$107.4 million) have been recorded in “Long-term payables to non-controlling interest holders” in the Consolidated Balance Sheets as of December 31, 2017 and 2018, respectively.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Name	Age	Position
Liansheng Miao	63	Chairperson of board of directors and chief executive
Jingfeng Xiong	53	Director and vice president
Iain Ferguson Bruce(1)(2)	78	Independent director
Ming Huang(1)(2)	55	Independent director
Zheng Xue(1)(2)	48	Independent director
Junmin Liu	69	Independent director
Dengyuan Song	61	Chief technology officer
Yiyu Wang	42	Director and Chief financial officer

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

Mr. Iain Ferguson Bruce is an independent member of our board of directors and the chairperson of the audit committee and compensation committee of our board of directors. His directorship became effective upon the completion of our initial public offering in June 2007. Mr. Bruce joined KPMG in Hong Kong in 1964 and was elected to its partnership in 1971. He was the senior partner of KPMG from 1991 until his retirement in 1996 and also concurrently served as chairman of KPMG Asia Pacific from 1993 to 1997. Since 1964, Mr. Bruce has been a member of the Institute of Chartered Accountants of Scotland, and is a fellow of the Hong Kong Institute of Certified Public Accountants, with over 50 years of international experience in accounting and consulting. He is also a fellow of The Hong Kong Institute of Directors and the Hong Kong Securities and Investment Institute (formerly known as Hong Kong Securities Institute). Mr. Bruce is currently an independent non-executive director of Goodbaby International Holdings Limited, a manufacturer of infants’ and children’s products, South Shore Holding Limited (formerly known as The 13 Holdings Limited), a hotel and property investment company, Tencent Holdings Limited, a provider of Internet services and mobile value-added services, and Wing On Company International Ltd., a department store operating and real property investment company; all of these companies are listed on The Stock Exchange of Hong Kong Limited. In addition, Mr. Bruce was an independent non-executive director of Vitasoy International Holdings Ltd., a beverage manufacturing company, and retired from that company’s board on September 4, 2014, and was the chairman of KCS Limited until August 1, 2015. He was an independent non-executive director of Sands China Ltd., a gaming and hospitality company, and resigned on March 11, 2016. He was a Non-executive Director of Noble Group Limited, effective March 1, 2017, and resigned from that company’s board on May 11, 2017. He was an Independent Non-executive Director of Citibank (Hong Kong) Limited and resigned from that company’s board on August 2, 2017. He was also an Independent Non-executive Director of MSIG Insurance (Hong Kong) Limited and resigned from that company’s board on July 1, 2018.

Professor Ming Huang is an independent member of our board of directors and a member of the audit committee and compensation committee of our board of directors. He was elected to our board in August 2008. Professor Huang also serves as an independent nonexecutive director of Fantasia Holdings Group Co., Ltd., China, Shenhua Energy Company Limited WH Group, 360 Security Technology Inc. and Guosen Securities Co., Ltd. Professor Huang has been a professor of finance at the Johnson Graduate School of Management at Cornell University in the United States since July 2005. He also serves as the La Caixa Professor of Finance at China Europe International Business School. Previously, he held a series of faculty and administrative positions at Cheung Kong Graduate School of Business, Shanghai University of Finance and Economics, Graduate School of Business at Stanford University, and the Chicago Graduate School of Business. Professor Huang’s academic research primarily focuses on behavioral finance, credit risk and derivatives. Professor Huang received his bachelor’s degree in physics from Peking University, his doctorate in theoretical physics from Cornell University and his doctorate in finance from Stanford University.

Mr. Zheng Xue is an independent member of our board of directors and a member of the audit committee and compensation committee of our board of directors. His directorship became effective on September 19, 2011. Since 2018, Mr. Xue served as a partner at Dmall Inc. Since May 2015, Mr. Xue has been the chief financial officer of China Music Corporation, one of the largest digital music companies in China. Prior to that, Mr. Xue was chief financial officer of LightInTheBox.com, which is a China-based global online retailer. Prior to joining LightInTheBox.com in 2011, he served as chief financial officer of ATMU Inc., which is the largest automated teller machines sourcing company in China. Prior to joining ATMU Inc. in 2010, he served as an advisor of Asia Alternatives Management LLC since 2009. Prior to his affiliation with Asia Alternatives Management LLC, Mr. Xue was a venture partner of Softbank China & India Holdings, a wholly owned subsidiary of Softbank Corp, and manager of Bodhi Investments LLC, which focuses on early stage companies in China and India from 2006 to 2009. He also worked at ChinaCast Education Corporation from 2006 to 2009, Target Media from 2005 to 2006 and eLong Inc. from 2003 to 2005 as professional chief financial officer or director, respectively. Prior to joining eLong Inc. in 2003, Mr. Xue worked for eight years in investment banking in the United States and China. Mr. Xue studied at Tsinghua University in China and received his bachelor’s degree in physics from University of Illinois and his MBA degree from the University of Chicago in the United States.

Professor Junmin Liu is an independent member of our board of directors and was elected to our board in August 2008. He is a professor in the Economics Department at Nankai University in China. Professor Liu began his teaching career in September 1982 and has been teaching at Nankai University since December 1992. Professor Liu's research and study focus on macroeconomics, fictious economies and finance. Professor Liu received his Master's degree in economics and his doctorate in economics, both from Nankai University.

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

B.	Compensation of Directors and Executive Officers

In 2018, the aggregate cash compensation paid to our executive officers and directors was RMB11.6 million (US$1.8 million). For options and restricted shares granted to officers and directors, see “— 2006 Stock Incentive Plan”.

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

Granted Options. Each of the relevant option award agreements provides for the vesting of options, provided the option holder remains a director, officer, employee or consultant of ours. Following the option holder’s termination of service with us for any reason, the option, to the extent not then vested, will be cancelled by us without consideration. Upon a change of control, the options will, to the extent not then vested and not previously canceled, become fully vested and exercisable immediately. As of April 30, 2019, options to purchase an aggregate of 3,943,229 ordinary shares have been forfeited and cancelled by us without consideration.

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

Each of the relevant award agreements provides for the vesting of restricted shares, provided that the option holder remains a director or officer of ours or Tianwei Yingli or our employee or consultant. Restricted shares granted for the benefit of a trust participant will also fully vest upon termination of service resulting from death or disability of the trust participant that is due to work-related reasons. Following a trust participant’s termination of service with us, unless such termination results from the trust participant’s death or disability that is due to work-related reasons, the restricted shares granted for the benefit of such trust participant will, to the extent not then vested, be forfeited without any consideration. As of April 30, 2019, 33,792 restricted shares have been forfeited without any consideration.

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

Audit Committee

Our audit committee consists of Messrs. Iain Bruce, Ming Huang and Zheng Xue and is chaired by Mr. Bruce. Mr. Bruce is a director with accounting and financial management expertise as required by the NYSE corporate governance rules, or the NYSE rules. While our ADSs are no longer listed on the NYSE, we believe that all of the members of our audit committee satisfy the “independence” requirements of the NYSE rules and Rule 10A-3(b)(1) under the Securities and Exchange Act of 1934, as amended, or the Exchange Act. Our audit committee consists solely of independent directors. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation Committee

Our compensation committee consists of Messrs. Iain Bruce, Ming Huang and Zheng Xue and is chaired by Mr. Bruce. While our ADSs are no longer listed on the NYSE, we believe that all of the members of our compensation committee satisfy the “independence” requirements of the NYSE rules. Our compensation committee assists the board in reviewing and approving the compensation structure for our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

We had 10,625, 9,217 and 7,141 employees as of December 31, 2016, 2017 and 2018, respectively. The following table sets forth the number of our employees categorized by our areas of operations and as a percentage of our total employees as of December 31, 2018.

	As of December 31, 2018
	Number of Employees	Percentage of Total
Manufacturing	4,600	64.42%
Manufacturing Support	892	12.48%
Research and Development	691	9.68%
Procurement, Sales and Marketing	462	6.47%
Management and Administrative	496	6.95%
Total	7,141	100.00%

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

As of April 30, 2019, 128,933,690 or 70.99% of our outstanding ordinary shares in the form of ADSs, are held by 19 record holders in the United States. Because many of these shares are held by brokers or other nominees, we cannot ascertain the exact number of beneficial shareholders with addresses in the United States. None of our shareholders has voting rights that are different from those of any other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)

Sales of products to related parties (note (a))	334,841	671,093	276,322	40,189
Purchase of raw materials and services from related parties (note (b))	441,461	550,945	404,400	58,818

	Year ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)

Accounts receivable from related parties (note (a))	513,344	302,542	44,003
Prepayments to related party suppliers (note (b))	80,551	116,977	17,013
Other amounts due from related parties (note (c))	691,323	425,700	61,916
Total due from related parties – current	1,285,218	845,219	122,932

Long-term portion of amounts due from related party (note (d))	32,000	32,000	4,654

Prepayments for construction of property, plant and equipment to related party suppliers (note (e))	420	190	28
Total other due from related parties	420	190	28

Amounts due to related parties (note (d))	(313,780)	(202,032)	(29,384)
Short-term sales lease back and financing lease payable due to related parties (note (h))	(106,424)	(36,890)	(5,365)
Total due to related parties – current	(420,204)	(238,922)	(34,749)

Long-term sales lease back and financing lease payable due to related parties (note (h))	(220,915)	(225,654)	(32,820)

Notes:

In 2018, we acquired 100% equity of TJ International Trading and TJ Greens Food from its related parties. Please refer to Note (5). As a result, the total amount of the “Due from related parties” decreased by RMB 304.0million (US$ 44.2 million) as of December 31, 2018, including RMB 238.9 million(US$ 34.7 million) decreased in “Loans to Yingli Group and its subsidiaries” and RMB 65.1 million(US$ 9.5 million) decreased in “Accounts receivable from related parties”.

In addition to this transaction, the decrease in the balance of “Due form related parties” is also due to our legally offset the amount due from other related parties by contractual agreement against our own “Due to related parties” balance, with an amount of RMB 144.3 million (US$ 21.0 million).

For the remaining net amount due from the related parties balance as of December 31, 2018, with an amount of RMB 413 million, we and the related parties have made an initial plan to settle the balance in the next three to five years. The actions include but not limited to: i) We will continue to rent the related party’s R&D lab and equipment by netting of the rent fee payable with the amount due from the related party; ii) the related party will sell certain assets, including equipments, project assets, etc to us, etc.

(a)	We sold products of RMB 322.6 million, and RMB 527.0 million and RMB 258.9 million(US$ 37.7 million) to the subsidiaries of Yingli Group for the years ended December 31, 2016, 2017 and 2018, respectively.

The amount of reversal of doubtful amounts due from related parties was nil, RMB 20 million and nil in 2016, 2017 and 2018, respectively. Such reversal was recorded in “General and administrative expenses” in the Consolidated Statement of Comprehensive Loss”. In 2017 we received RMB20 million from a related party in payment of an accounts receivable balance that was fully reserved in a prior year, and recorded the recovery as a reduction of general and administrative expense. For the year ended December 31, 2016, 2017 and 2018, no provision was recognized against amounts due from related parties.

(b)	The balance as of December 31, 2017 and 2018 mainly represents the prepayments to subsidiaries of Yingli Group for the purchase of raw materials and receipt of services. We purchased raw materials of RMB 204.4 million, RMB 265.9 million and RMB 217.9 million (US$ 31.7 million) from the subsidiaries and an affiliate of Yingli Group for the years ended December 31, 2016, 2017 and 2018, respectively. We purchased services of RMB 235.4 million, RMB 285.0 million and RMB 122.1 million (US$ 17.8 million)) from the subsidiaries of Yingli Group and our affiliate for the years ended December 31, 2016, 2017 and 2018, respectively. The amount of transaction mentioned above included value-added tax.

In March 2017, we signed two lease agreements with Yingli Group to rent the R&D lab and equipment that will be used in the research and development of new PV products. The annual rental fee for equipment, both in 2017 and 2018, was RMB 23.0 million (US$ 3.3 million), respectively. The rental fee for R&D lab was RMB 7.8 million in 2017 and RMB 5.3 million (US$ 0.8 million) in 2018 due to the reduce in the area of the leased premises. The amount of transaction mentioned above included value-added tax.

(c)	Other amounts due from related parties consists of the following:

	Year ended December 31,
	2017	2018
	RMB	RMB	US$
	(in thousands)
Loans to Yingli Group and its subsidiaries (i)	318,988	79,201	11,519
Receivables for disposal of subsidiaries (ii)	208,106	208,106	30,268
Receivables for liquidation of an affiliated company(note 8(b))	99,340	99,340	14,448
Others receivables from miscellaneous transactions	64,889	39,053	5,681
	691,323	425,700	61,916

(i)	In 2015, Yingli Tianjin made a one-year entrusted loan of RMB 2.0 million at an interest rate of 5.35% per annum to Tianjin Yingli PV Power Plant technology development Co., Ltd., a subsidiary of Yingli Group. As of December 31, 2017 and 2018, the entrusted loan was still outstanding.

In 2015, Yingli Tianjin made several one-year entrusted loans for a total of RMB 49.8 million at an interest rate of 5.6% per annum to TJ International Trading, a subsidiary of Yingli Group. As of December 31, 2016 and 2017, the entrusted loans were still outstanding. In October 2018, Yingli China acquired 100% equity in TJ International Trading, and the entrusted loan was offset within the scope of consolidated financial statement.

In 2016, we also made interest free loans of RMB 347.9 million to our subsidiaries. The main purpose of these loans is to allow us to have enough capital to complete our long-lived assets under construction, such as project assets, and then dispose these assets to settle our historically cumulated receivables due from the subsidiaries.

In 2017, total loans to the subsidiaries decreased by RMB 80.7 million, including: (i) the subsidiaries repaid partial loans of RMB 27.8 million; (ii) with the disposal of one subsidiary of us as disclosed in note 2(b), the loans of RMB 48.0 million owned by the disposed subsidiary was derecognized accordingly, (iii) we also signed an agreement with Yingli Group to net off the payables and receivables between each other with RMB 4.9 million.

In 2018, total loans to Yingli Group and its subsidiaries decreased by RMB 239.8 million (US$ 34.9 million), including: (i) Yingli Group and its subsidiaries repaid partial loans of RMB 1.0 million (US$ 0.1 million); (ii) we purchased two companies, reducing loan of RMB238.9 million(US$ 34.7 million), including RMB49.8 million(US$ 7.2 million) mentioned above.

(ii)	In 2014, we disposed all its equity interest in its subsidiary Yingli (Tianjin) International Trading Ltd. to Tianjin Yingli Bubalus Logistics Co., Ltd., which is a subsidiary of Yingli Group. The total consideration was of RMB 134,167 and gains of RMB 22,271 was recorded in other income. As of December 31, 2017 and 2018, the related proceeds for the disposal have not been collected.

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

In 2017, we disposed all its interest in its subsidiary Guangxi Yingli Yuansheng Construction Co., Ltd. to Yingli Group for the consideration of RMB 61.5 million, which were recorded in due from related parties, and gains of RMB 8.6 million was recorded in “Other income” as of December 31, 2017.

(d)	In 2012, Yingli Lixian entered into a financial lease with a subsidiary of Yingli Group, and paid RMB 4.5 million and RMB 7.5 million deposits during the years ended December 31, 2012 and 2013, respectively, for guarantee of the transaction. In 2012, Fine Silicon entered into a financial lease with a subsidiary of Yingli Group, and paid RMB 10.0 million deposits for guarantee of the transaction. In August 2013, Yingli China entered into a sales-lease back transaction with a subsidiary of Yingli Group and paid RMB 10.0 million deposits for guarantee of the lease. These deposits will be returned when the transactions are completed and were recorded in long-term portion of amounts due from a related party as of December 31, 2017 and 2018.

(e)	The balance as of December 31, 2017 and 2018 mainly represents the prepayments to subsidiaries of Yingli Group for the construction of plants, which is included in property, plant and equipment in the Consolidated Balance Sheets.

(f)	We pledged our assets of total amount of RMB 103.6 million and provided guarantee to back up the RMB 264.4 million bank borrowing of Yingli Group as of December 31, 2017. As of December 31, 2018, we provided guarantee to back up the RMB 135.1 million(US$ 19.7 million) bank borrowing of Yingli Group.

(g)	We received guarantee from the Yingli Group of total amount of RMB 2,401.2 million and RMB 2,660.9 million (US$ 387.0 million) as of December 31, 2017 and 2018, respectively.

(h)	We entered into several financing lease agreement with related party controlled by Yingli Group. As of December 31, 2017 and 2018, the total outstanding payable within one year was RMB 106.4 million and RMB 36.9 million (US$ 5.4 million) over one year was RMB 220.9 million and RMB 225.7 million (US$32.8 million), respectively.

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

In May and June 2015, two individual plaintiffs respectively filed purported class action securities fraud lawsuits against us, our chairperson and chief executive officer, Mr. Liansheng Miao, and our director and chief financial officer, Mr. Yiyu Wang, in the U.S. District Court for the Central District of California, both alleging, among other things, that we made false and misleading statements and failed to disclose certain material financial information. In October 2015, the cases were consolidated, and the court appointed lead plaintiffs and lead counsel. In November 2015, lead plaintiffs filed a consolidated complaint. The complaint contended that we and certain of our officers and directors made false or misleading statements between December 2, 2010 and May 15, 2015 regarding (i) the Chinese government’s Golden Sun program, which provided subsidies for solar projects in China; and (ii) our accounts receivable attributable to Chinese customers. The complaint asserted a claim against our company for violation of Section 10(b) of the Securities Exchange Act of 1934. The complaint also asserted a claim against Mr. Miao, Mr. Wang, and Mr. Zongwei “Bryan” Li for violation of Section 20(a) of the Exchange Act. In December 2015, we filed a motion to dismiss the consolidated complaint, and, on May 10, 2016, the court granted that motion with leave to amend. On June 24, 2016, lead plaintiffs filed an amended complaint, again alleging that, between December 2, 2010 and May 15, 2015, Yingli’s officers made false or misleading statements regarding Golden Sun and accounts receivables. On August 8, 2016, we filed a motion to dismiss the amended complaint, and, on March 15, 2017, the court dismissed the amended complaint with leave to amend. The plaintiffs filed a second amended complaint on April 24, 2017. On May 26, 2017, we filed a motion to dismiss the second amended complaint. On August 15, 2017, the court issued an order dismissing the action against our company with prejudice and ordering the plaintiffs to show cause why the court should not dismiss the individual defendants based on the plaintiffs’ failure to timely serve the individuals. Plaintiffs filed a response on August 18, 2017 stating that they do not oppose dismissal of the individual defendants without prejudice. On August 21, 2017, the court issued an order dismissing the individual defendants without prejudice. Also on August 21, 2017, the court issued a judgment dismissing plaintiffs’ claims on the merits and awarding costs to our company. On September 15, 2017, the plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Ninth Circuit. On April 4, 2018, the parties reached an agreement to settle the action on a class-wide basis for USD 1.2 million, plus the costs of administering the settlement, subject to the execution of a definitive settlement agreement and court approval. On August 29, 2018, the Court preliminarily approved the settlement and set a final settlement approval hearing for December 10, 2018, to give class members an opportunity to object to the potential settlement. After holding a final approval hearing on December 10, 2018, the Court entered an order approving the class action settlement.

In the past years, we signed several agreements and amendments with a supplier to provide certain service for us. Due to certain quality control issues related to the supplier and substantial changes in the market, we and this supplier had disputes over the performance of the contracts and our payments of accounts receivable to the supplier. In May 2013, the supplier informed us that it would like to cease the recovery service and claimed compensation. In July 2014, we filed litigation against this supplier for breach of contract and claimed damages against this supplier. In September 2015, the supplier also filed litigation against us for the default in performance of contract and claimed compensation. The Provincial High People’s Court consolidated these two disputes in January 2016, in accordance with our request. At the end of December 2016, the court issued judgments as to these two disputes and we were informed of the judgments in January 2017, in which the court ruled that the agreements and amendments with the supplier shall be rescinded, and we shall pay compensation to the supplier with the total amount of RMB 58 million. All other claims of us and the supplier were rejected. After that, both we and the supplier appealed to the Supreme People’s Court. The Supreme People’s Court scheduled a hearing on 25th of October, 2017. After the hearing, the Court granted its decision on 30th of December, 2017, affirmed the original judgment from the Provincial High People’s Court. In 2018, we paid RMB 21 million (US$ 3 million) of the outstanding liability.

On June 30, 2014, the insolvency administrator of the holding company of the above mentioned supplier (“Plaintiff”) filed a lawsuit against Tianwei Yingli, Yingli China and our company. (together the “Defendants”) in a German court for the payment of EUR1 million. The payment claim was increased by EUR 23.06 million to EUR 24.06 million by lawyers pleading dated August 25, 2017. The Plaintiff claimed that the Defendants have to pay damages for the systematic and deliberate destruction of the investment of the insolvent holding company in the above mentioned supplier by default in performance of contract with the supplier. In the period from the filing of the lawsuit until August 2017, the German court repeatedly attempted to serve the complaints in China on the Defendants involved in accordance with the international agreements. After these attempts had not been successful, the German court decided on August 30, 2017, to publicly serve the complaint and the extension of the complaint, i.e. by posting it on the information board in the court building. After the Defendants had neither indicated their willingness to defend nor appointed a lawyer to represent them within the 6-week time limits set by the German court, the German court issued a judgement of default and decided on July 30, 2018 that the Defendants are sentenced as joint and several debtors to pay to the insolvency administrator as Plaintiff EUR 24.06 million plus interest from this to the amount of 8 percentage points above the respective base rate since November 17, 2017 plus additional interest. In a pleading dated October 25, 2018, an appeal against the judgment by default was lodged in due time. The German court then set a date for a court hearing March 27, 2019. After the hearing, the court made no sentence, and decided to commission an academic institution to provide legal opinion in terms of whether the German court has jurisdiction on this case or not. We will vigorously defend our rights in court while continuing to seek a mutually beneficial solution out of court. Based on current status, we cannot estimate a reasonably possible range of loss.

On September 1, 2017, one of the holders (the “Note Holder A”) of the MTNs filed a lawsuit against Tianwei Yingli in a PRC court to recover the amount due under such MTNs. The claimed principal amount of the MTNs held by the Note Holder is RMB65.7 million, representing approximately 3.7% of the total amount of the MTNs that are still outstanding. The Note Holder A claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB74.4 million and bear costs relating to the lawsuit. Tianwei Yingli has been vigorously defending its rights in court while continuing to seek a mutually beneficial solution out of court. Tianwei Yingli objected to the jurisdiction of the People's Court of Nanjing Jianye District, and after the objection was overruled, appealed the decision to Nanjing Intermediate People’s Court. On January 12, 2018, we received the verdict from Nanjing Intermediate People’s Court, ruling that the People's Court of Nanjing Jianye District shall have jurisdiction over this dispute. On May 18, 2018, the court has ruled that, Tianwei Yingli should repay the remaining principle and overdue penalty of the MTNs, held by the Note Holder A, to the Note Holder A, We are now in the process of negotiation with the Note Holder A in terms of an amicable solution.

On April 26, 2018, December 18, 2018, January 2, 2019, three the holders (the “Note Holder B, C and D”) of the MTNs, filed lawsuits against Tianwei Yingli separately in different PRC courts, covering principal amounts of RMB 110 million, RMB 60 million, and RMB 300 million, representing approximately 6.3% , 3.4%% and 17.1% %of the total amount of the MTNs. On April 12, 2019, a PRC court made a judgment that Tianwei Yingli should repay principal and interest in the aggregate amount of RMB 318 million as well as overdue penalty (calculated at the daily interest rate of 0.021% for the period from May 13, 2016 until full repayment of the principal and interest) to Note Holder D and bear majority of costs relating to the lawsuit. In addition, on April 16, 2019, another PRC court made a judgment that Tianwei Yingli should repay principal, interest, and part of the overdue penalty in the aggregate amount of RMB 76 million as well as further overdue penalty (calculated at the daily interest rate of 0.021% for the period from November 17, 2018 until full repayment of the principal and interest) to Note Holder C and bear costs relating to the lawsuit. We decided not to appeal the two judgments in favor of Note Holder C and D. The lawsuit filed by Note Holder B is ongoing, and we have not received any effective judgment for the lawsuit yet. Tianwei Yingli has been vigorously defending its rights in courts while continuing to seek a mutually beneficial solution with all these Note Holders out of court. As of December 31, 2018, we had accrued all interest and overdue penalty as claimed by the MTN holders.

On March 29, 2018, Yingli China, one of our major subsidiaries, received a notice from local court, informing us that one of financial creditors of Yingli China filed a lawsuit against Yingli China, claiming Yingli China should immediately repay its outstanding loan to the financial creditor, with a full amount of RMB 106 million, including the principal of RMB 98 million and the interest of RMB8.37 million. Yingli China will vigorously defend its rights in court while continuing to seek a mutually beneficial solution out of court. On September 26, 2018, the court for the first instance grant its judgment, ruling that Yingli China should fully pay the principal, plus interest, to the creditor. As of December 31, 2018, we have accrued all interest as claimed.

On April 26, 2018, one of our long-term polysilicon suppliers ( “Supplier A”) filed a request for arbitration against one of our subsidiaries, Yingli Green Energy International Trading Limited (the “YGEIT”), under a long-term polysilicon supply contract (“ the Contract”) with the London Court of International Arbitration, claiming damages of no less than US$897.5 million on the ground of YGEIT’s breach of the Contract, plus pre- and post-award interest and Supplier A’s costs, fees and expenses in connection with the arbitration proceedings. On June 25, 2018, YGEIT submitted its Response. Both parties nominated their choice of arbitrators and agreed on the chair arbitrator.

On August 17, 2018, the Arbitral Tribunal (“the Tribunal”) was officially formed. The Tribunal granted Procedural Order No.1 dated September 29, 2018. Accordingly, on September 21, 2018, Supplier A submitted its Statement of Case. On November 9, 2018, YGEIT submitted its Statement of Defense. The Tribunal then issued Procedural Order No.2 dated January 10, 2019 regarding document production, according to which the parties have completed their production of documents and will submit pre-hearing brief/response and proceed with other related matters. We plan to vigorously defend our rights in the arbitration proceedings while continuing to seek a mutually beneficial solution with Supplier A. However, our negotiation efforts may not be successful. It is too early to reasonably estimate any contingent amount relating to the arbitration award or settlement at this stage.

On January 21, 2019, one of the minority shareholders of Hainan Yingli, one of our major manufacturing subsidiaries, filed two lawsuits against Yingli China, which is the majority shareholder of Hainan Yingli, requesting Yingli China to: 1) pay RMB 177.1 million plus liquidated damage, as the consideration of the shares transferred from the minority shareholder to Yingli China, and 2) pay RMB 133.8 million to buy back the remaining share held by the minority shareholder, which is about 4.76% of the total shares of Hainan Yingli, and carry the applicable tax with respect to the transaction, in accordance with the contractual agreements between the parties. Now the litigation is still ongoing, and it’s premature for us to predict the result of this lawsuit. We plan to vigorously defend our rights in the arbitration proceedings while continuing to seek a mutually beneficial solution with the minority shareholder.

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

Solar 1

On October 9, 2012, the U.S. Department of Commerce, or USDOC, issued final affirmative determinations with respect to its anti-dumping and countervailing duty investigations on crystalline silicon photovoltaic, or CSPV, cells, whether or not incorporated into modules, from China. On November 7, 2012, the U.S. International Trade Commission, or USITC, ruled that imports of CSPV cells had caused material injury to the U.S. CSPV industry. This decision was subsequently affirmed by the U.S. Court of International Trade, or CIT, and the U.S. Court of Appeals for the Federal Circuit (Federal Circuit). There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final.

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

The first of these reviews was concluded on July 14, 2015, when the USDOC published its final results of the first administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As a result of these decisions, the duty rates applicable to us were revised to 0.79% (anti-dumping duty) and 20.94% (countervailing duty). The rates at which duties will be assessed and payable for the reviewed periods were appealed to the CIT. The CIT affirmed the USDOC’s remand determination as to the final results of the countervailing duty review, and no change was made to our countervailing duty rate. This decision has not been appealed to the Federal Circuit. The CIT likewise affirmed USDOC’s remand determination as to the final results of the anti-dumping duty review, and no change was made to our anti-dumping duty rate. On December 12, 2018, the Federal Circuit upheld the CIT’s decision. There was no further appeal to the U.S. Supreme Court and, therefore, this decision is final.

The second of these reviews was concluded in June 2016 (anti-dumping duty order) and July 2016 (countervailing duty order) when the USDOC published the final results of the second administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As result of these decisions, the anti-dumping duty rate applicable to us was changed to 12.19% (from 0.79%). Because we were not subject to the second administrative review of the countervailing duty order, our countervailing duty rate remained at 20.94%. The anti-dumping duty rates at which duties will be assessed and payable for the 2013-2014 period were appealed to the CIT. The CIT affirmed the USDOC’s remand determination as to the final results of the anti-dumping duty review, which decreased the anti-dumping duty rate applicable to us to 0.00% (from 12.19%). The CIT’s decision affirming the USDOC’s determination on the anti-dumping duty rate has now been appealed to the Federal Circuit, with a decision expected in late 2019.

The third of these reviews was concluded in June 2017 (anti-dumping duty order) and July 2017 (countervailing duty order) when the USDOC published the final results of the third administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells. As result of these decisions, the anti-dumping duty rate applicable to us was changed to 6.98% (from 12.19%). Because we were not subject to the third administrative review of the countervailing duty order, our countervailing duty rate remained at 20.94%. The anti-dumping duty rates at which duties will be assessed and payable for the 2014-2015 period are subject to ongoing litigation at the CIT. Decisions on these appeals are not expected until mid-2019.

The fourth administrative reviews were concluded in July 2018 (both anti-dumping and countervailing duty) when the USDOC published the final results of the fourth administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells and published the amended final results in the countervailing duty review in October 2018. Due to these decisions, the duty rates applicable to us were changed to 15.85% (from 6.98%) (anti-dumping duty) and 10.64% (from 20.94%) (countervailing duty). The rates at which duties will be assessed and payable for the reviewed period are subject to ongoing litigation at the CIT. Decisions on these appeals are not expected until late 2019.

The fifth and sixth of these reviews are ongoing and are expected to conclude in mid-2019 and mid-2020, respectively. The preliminary countervailing duty results of the fifth administrative review estimate an increased countervailing duty rate of 16.30% (from 10.64%). The preliminary anti-dumping duty results of the fifth administrative review estimate an increased anti-dumping duty rate of 44.25% (from 15.85%).

The USDOC recently initiated the sixth administrative reviews of the anti-dumping and countervailing duty orders on CSPV cells and we are subject to both reviews. The final results of these reviews and the fifth administrative reviews of the anti-dumping and countervailing duty orders may result in duty rates that differ from the previous duty rates and cash deposit rates applicable to us. These duty rates could materially and adversely affect our U.S. import operations and increase our cost of selling into the United States.

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

The countervailing duty rate applicable to us was challenged at the CIT and we were a party to these proceedings. In September 2017, the CIT sustained USDOC’s CVD remand determination, which reduced the countervailing rate applicable to us from 38.43% to 33.58%. The case has not been further appealed and, thus, the decision is final. Several parties also appealed the scope of the Solar 2 anti-dumping and countervailing orders determined by Commerce to the CIT. The CIT affirmed Commerce’s scope determinations on July 21, 2017, and on March 12, 2019, the Federal Circuit upheld the CIT’s decision. Parties have until June 10, 2019 to seek further appeal to the U.S. Supreme Court. Otherwise, this decision will be final.

The rates at which duties will be assessed and payable are subject to ongoing administrative reviews.

Because we were not subject to the first or second administrative reviews and are not subject to the third administrative reviews of the Chinese orders, our duty rates will remain at 30.06% (anti-dumping duty) and 33.58% (countervailing duty). Although we have very limited sales of modules to the U.S. incorporating third country cells, such determinations may adversely affect our business flexibility in the U.S. market and our business in the U.S. may be materially and adversely impacted.

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

The safeguard measure may be amended or eliminated during the mid-term review, which will take place in 2020, as required by U.S. law. Specifically, at that time, the President may reduce, modify, or terminate the action taken if the President determines that: (1) the domestic industry has made a positive adjustment to import competition; (2) the domestic industry has not made adequate efforts to make a positive adjustment to import competition; or (3) the effectiveness of the safeguard action has been impaired by changed economic circumstances..

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

The ADSs were previously listed on the NYSE under the symbol “YGE”.

On June 28, 2018, we received a notification from the NYSE that the NYSE had determined to commence proceedings to delist our ADS as we were not in compliance with the continued listing standards set forth in Section 802.01B of the NYSE Listed Company Manual due to our failure to maintain an average global market capitalization over a consecutive 30 trading-day period of at least $50 million and our stockholders’ equity was less than $50,000,000. We informed the NYSE that we do not intend to appeal the delisting determination. Therefore, the NYSE suspended trading in our ADS effective immediately and our ADSs were delisted from the NYSE and began trading on the OTC Pink on July 2, 2018, under the symbol “YGEHY”.

B.	Plan of Distribution

Not Applicable.

C.	Markets

The ADSs were listed on the NYSE from June 8, 2007 to June 28, 2018 under the symbol “YGE”. The ADSs have been traded on the OTC Pink since July 2, 2018 under the symbol “YGEHY”.

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

Passive Foreign Investment Company

We believe that for U.S. federal income tax purposes we were not a PFIC for our taxable year ended on December 31, 2018, and we do not expect to become one for our current taxable year or in the future, although there can be no assurance in this regard. If, however, we are or become a PFIC, you could be subject to additional United States federal income taxes on gain recognized with respect to the ADSs or ordinary shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You are urged to consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

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

We will post this annual report on our website www.yinglisolar.com and provide hardcopies of our annual report to shareholders, including ADS holders, free of charge upon request.

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

As of December 31, 2018, we held an equivalent of RMB1,926 million (US$280.1 million) in accounts receivable and prepayments to suppliers (excluding the non-current portion), of which an equivalent of RMB196 million (US$28 million) were denominated in U.S. dollars and RMB59 million (US$9 million) were denominated in Euros. As the substantial majority of our sales of our products and purchases of our raw materials are denominated in U.S. dollars and Euros, any significant fluctuations in the exchange rates between the Renminbi and the U.S. dollar and/or the Euro could have a material and adverse effect on our results of operations. Moreover, we had significant monetary assets and liabilities denominated in U.S. dollars and Euros as of December 31, 2018, which consisted mainly of accounts receivable, prepayments to suppliers and accounts payable. Fluctuations in foreign exchange rates could also have a material adverse effect on the value of these monetary assets and liabilities denominated in U.S. dollars and Euros. Generally, appreciation of the Renminbi against the U.S. dollar and Euro will result in foreign exchange losses for monetary assets denominated in U.S. dollars and Euros and foreign exchange gains for monetary liabilities denominated in U.S. dollars and Euros. Conversely, depreciation of the Renminbi against the U.S. dollar and Euro will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars and Euros and foreign exchange losses for monetary liabilities denominated in U.S. dollars and Euro.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of the Renminbi based on the foreign exchange rate on December 31, 2018 would result in our holding Renminbi equivalents of RMB176 million (US$26 million) for our accounts receivable and prepayments to suppliers denominated in U.S. dollars as of December 31, 2018. These amounts would represent net loss of RMB19 million (US$3 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2018. Conversely, we estimate that a 10% depreciation of the Renminbi would result in our holding Renminbi equivalents of RMB216 million (US$31 million) for our accounts receivable and prepayments to suppliers denominated in U.S. dollars as of December 31, 2018. These amounts would represent net income of RMB20 million (US$3 million) for our accounts receivable and prepayment to suppliers denominated in U.S. dollars as of December 31, 2018.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of the Renminbi based on the foreign exchange rate on December 31, 2018 would result in our holding Renminbi equivalents of RMB53 million (US$8 million) for our accounts receivable and prepayments to suppliers denominated in Euro as of December 31, 2018. These amounts would represent net loss of RMB6 million (US$1 million) for our accounts receivable and prepayment to suppliers denominated in Euros as of December 31, 2018. Conversely, we estimate that a 10% depreciation of the Renminbi would result in our holding Renminbi equivalents of RMB65 million (US$9 million) for our accounts receivable and prepayments to suppliers denominated in Euros as of December 31, 2018. These amounts would represent net income of RMB6 million (US$1 million) for our accounts receivable and prepayment to suppliers denominated in Euros as of December 31, 2018.

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

In 2014, our net foreign currency exchange loss was RMB243.4 million, increased from RMB32.2 million in 2013, which was mainly due to depreciation of the U.S. dollar and the Euro against the Renminbi. However, the depreciation of Renminbi against the U.S. dollar and the Euro in 2015 caused our foreign currency exchange loss to decrease to RMB132.7 million in 2015 from RMB243.4 million in 2014. In 2016, we recorded a foreign currency exchange gain of RMB6.0 million (US$0.9 million) mainly due to appreciation of Japanese Yen and Euro appreciated against Renminbi in 2016, which was substantially offset by a currency exchange loss caused by the depreciation of Renminbi against the U.S. dollar in 2016. In 2017, we recognized a net foreign currency exchange gain of RMB 33.5 million (US$ 5.2 million) mainly was mainly due to the depreciation of US dollar against Renminbi because we had a net balance of financial liabilities denominated in US dollar, which was partially offset by the depreciation of Japanese Yen against Renminbi because we had a balance of net current assets denominated in Japanese Yen. In 2018, we recognized a net foreign currency exchange loss of RMB44.6 million (US$6.5 million), which was mainly due to the appreciation of US dollar against Renminbi because we had a net balance of financial liabilities denominated in US dollar, which was partially offset by the appreciation of Japanese Yen against Renminbi because we had a balance of net current assets denominated in Japanese Yen. In addition, we have entered into hedging and foreign currency forward arrangements to limit our exposure to foreign currency exchange risk. We expect that we will continue to be exposed to foreign currency exchange risk to the extent that our hedging and foreign currency forward arrangements do not cover all of our expected revenues denominated in foreign currencies. We cannot predict the effect of exchange rate fluctuations on our foreign exchange gains or losses in the future. We may continue to reduce the effect of such exposure through foreign currency forward or other similar arrangements, but because of the limited availability of such instruments in China, we cannot assure you that we will always find a hedging arrangement suitable to us, or that such derivative activities will be effective in managing our foreign exchange risk. The value of your investment in our company will be affected by the foreign exchange rate between U.S. dollars and Renminbi. For example, a decline in the value of the Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the dividends Tianwei Yingli may pay us in the future and the value of your investment in us, all of which may have a material adverse effect on the value of the ADSs.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to our interest expense incurred by our short-term and long-term borrowings and interest income generated by excess cash invested in demand deposits. Such interest-earning instruments carry a degree of interest rate risk. As of December 31, 2018, we had RMB10,685.6 million (US$1,554.2 million) in outstanding short-term borrowings (including the current portion of medium-term notes and long-term debt), nil in outstanding medium-term notes and RMB 796.9 million (US$115.9 million) in outstanding long-term debt (excluding the current portion). We have not used any derivative financial instruments to manage our interest rate risk exposure due to the lack of such financial instruments in China. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. However, our future interest expense may increase due to changes in interest rates prevailing in the open market. If market interest rates for short-term demand deposits increase in the near future, such increase may cause the amount of our interest income to rise. A hypothetical 10% increase in the average interest rate for our bank borrowings would result in an increase of approximately RMB549.5 million (US$79.9 million) in interest expense in 2018.

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

ITEM 15.  CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this annual report, an evaluation has been carried out under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15e and 15d-15(e) promulgated under the Exchange Act. Based on that evaluation, our chief executive officer and chief financial officer have concluded that as of December 31, 2018, our disclosure controls and procedures were ineffective because of the material weakness described below under “Management’s Annual Report on Internal Control over Financial Reporting”. We will undertake the remedial steps to address the material weakness in our disclosure controls and procedures as set forth below under “Management’s Efforts and Plan for Remediation of Material Weakness”.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2018 using criteria established in “Internal Control-Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

As a result of our management’s evaluation of our internal control over financial reporting, management has concluded that a material weakness in our internal control over financial reporting exists at December 31, 2018, which was that we lacked sufficient accounting and financial reporting personnel to formalize and carry out key controls over the reporting process with respect to certain significant and complex accounting assessments and the preparation of our financial statements in accordance with U.S. GAAP and SEC reporting requirements.

The material weakness described above may result in a material misstatement to our annual consolidated financial statements that would not be prevented or detected. As a result of the material weakness, our management concluded that our internal control over financial reporting was ineffective as of December 31, 2018.

Management’s Efforts and Plan for Remediation of Material Weakness

The material weakness described above was identified since 2015. In the past several years, we had taken several measures to improve the material weakness in our disclosure controls and procedures, such as:

1.	From late 2015 to late 2018, we had hired a finance controller with extensive audit and accounting experience in a “Big Four” public accounting firm and knowledge of both U.S. GAAP and SEC filings as a remediation of the material weakness of lacking of US experience. The financial controller resigned in late 2018. We are seeking for a qualified professional as a replacement and our chief accountant, who is with relevant industry insights, temporarily takes the role.

2.	We have delivered regular and systematic training and development programs to our accounting team and other relevant personnel; and

3.	We had enhanced our accounting manual to provide our accounting team with additional guidance on policies and controls over financial reporting under the requirements of U.S. GAAP and SEC rules. Our updated accounting manual had been reviewed by the external experts;

While these remediation actions which we have taken and other measures which we have implemented have provided increased oversight and have helped us improve our internal controls, certain of these controls continued to exhibit certain design deficiencies, and certain of these controls were not operated effectively. We plan to put more efforts in 2019 to further improve the design of our internal controls as needed and to continue to evaluate the operating effectiveness of these controls in 2019 before coming to any conclusion that the root causes of our material weakness has been remediated.

Accordingly, we have concluded that while efforts have been made in 2018 in remediating the root causes of the material weakness originally identified and reported in 2015, a material weakness continued to exist as of December 31, 2018 related to a lack of sufficient accounting and financial reporting personnel to formalize and carry out key controls over our financial reporting process with respect to certain significant and complex accounting assessments and the preparation of our financial statements in accordance with U.S. GAAP and SEC reporting requirements.

Attestation Report of the Registered Public Accounting Firm

As we are no longer an accelerated filer or a large accelerated filer, we are not required to have our independent registered public accounting firm report on the effectiveness of our internal control over financial reporting in this annual report, and they have not done so.

Changes in Internal Control over Financial Reporting

In order to address the material weakness identified as of December 31, 2018, our management has taken steps and implemented remedial measures as described in “Management’s Efforts and Plan for Remediation of Material Weakness” above.

Other than as described above, no changes in our internal control over financial reporting occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Iain Ferguson Bruce qualifies as “audit committee financial expert” as defined in Item 16A of Form 20-F. While our ADSs are no longer listed on the NYSE, all of the members of our audit committee satisfy the “independence” requirements of the NYSE rules and Rule 10A-3(b)(1) under the Exchange Act.

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

	For the Year Ended December 31,
	2017	2018
	(RMB)	(RMB)	( US$)
	(in thousands)
Audit fees(1)	9,550	7,000	1,018
Tax fees(2)	618	260	38
All other fees(3)	—	—	—

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

Not applicable

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not Applicable

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the Independent Registered Public Accounting Firm:

•	Consolidated Balance Sheets as of December 31, 2017 and 2018

•	Consolidated Statements of Comprehensive Loss for the years ended December 31, 2016, 2017 and 2018

•	Consolidated Statements of Changes in Deficit for the years ended December 31, 2016, 2017 and 2018

•	Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2017 and 2018

•	Notes to the Consolidated Financial Statements

ITEM 19.  EXHIBITS

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of Yingli Green Energy Holding Company Limited (incorporated by reference to Exhibit 3.1 from our registration statement on Form F-1 (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)

2.1	Form of Registrant’s American Depositary Receipt (included in Exhibit 2.3)

2.2	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.2 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

2.3	Form of Amended and Restated Deposit Agreement among the Registrant, the depositary and holders of American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 99.(A) from our Post-Effective Amendment No. 1 to our registration statement on Form F-6 (File No. 333-159990) filed with the Commission on December 17, 2015)

2.4	Trust Deed, dated January 19, 2007, between the Registrant and DBS Trustee Limited relating to the Registrant’s 2006 Stock Incentive Plan Restricted Stock Award Agreement (incorporated by reference to Exhibit 4.17 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.1	2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.2	Form of Employment Agreement between the Registrant and an Executive Officer of the Registrant (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.3	Joint Venture Contract of Baoding Tianwei Yingli New Energy Resources Co., Ltd., dated May 30, 2014 (incorporated by reference to Exhibit 4.3 from our annual report on Form 20-F filed with the commission on May 15, 2015.)

4.4	Credit Contract, dated November 29, 2010, between Tianwei Yingli, as borrower, and The Bank of East Asia (China) Limited, Beijing Branch, as lender (incorporated by reference to Exhibit 4.8 from our annual report on Form 20-F filed with the Commission on May 11, 2011)

4.10	Supply Agreement, dated November 13, 2006, between Wacker and Tianwei Yingli (incorporated by reference to Exhibit 10.29 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

4.12	Amendment No. 1 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.32 from our registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

Exhibit Number	Description of Document

4.13	Amendment No. 2 to Yingli Green Energy Holding Company Limited 2006 Stock Incentive Plan (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F filed with the Commission on June 25, 2010)

4.14	Supply Agreement, dated July 4, 2007, between Wacker Chemie AG and Tianwei Yingli (incorporated by reference to Exhibit 10.36 from our registration statement on Form F-1 (File No. 333-147223), as amended, initially filed with the Commission on November 7, 2007)

4.15	Supplemental Agreement, dated November 6, 2008, between Tianwei Yingli, as borrower, and the lenders and the agent thereunder, relating to the Term Facility Agreement, dated August 29, 2008, by and between the parties thereto, or the Tianwei Yingli Term Facility Agreement (incorporated by reference to Exhibit 10.1 from our registration statement on Form F-3 (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)

4.16	Supplemental Deed, dated November 6, 2008, between the Registrant, as guarantor, and the lender and the agent under the Tianwei Yingli Term Facility Agreement, relating to the Corporate Guarantee, dated August 29, 2008, by and between the parties thereto (incorporated by reference to Exhibit 10.2 from our registration statement on Form F-3 (File No. 333-155782), as amended, initially filed with the Commission on November 28, 2008)

4.17	Loan Agreement, dated January 15, 2010, between Tianwei Yingli, as borrower, and Bank of China Limited, Baoding Branch, as lender (incorporated by reference to Exhibit 4.30 from our annual report on Form 20-F filed with the Commission on May 11, 2011)

4.18	Loan Agreement, dated April 4, 2013, between Yingli Energy (China) Company Limited and China Development Bank (incorporated by reference to Exhibit 4.23 from our annual report on Form 20-F filed with the Commission on April 11, 2014)

4.19	Loan Agreement, dated March 18, 2015, between Yingli Energy (China) Company Limited and China Development Bank (incorporated by reference to Exhibit 4.24 from our annual report on Form 20-F filed with the commission on May 15, 2015.)

Exhibit Number	Description of Document

4.20	Loan Agreement, dated March 30, 2015, between Yingli Energy (China) Company Limited and China Development Bank (incorporated by reference to Exhibit 4.25 from our annual report on Form 20-F filed with the commission on May 15, 2015.)

4.21	Loan Agreement, dated December 30, 2015, between Yingli Energy (China) Company Limited and China Development Bank (incorporated by reference to Exhibit 4.21 from our annual report on Form 20-F filed with the commission on May 16, 2016.)

8.1*	Subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 99.1 from the registrant’s registration statement on Form F-1 (File No. 333-142851), as amended, initially filed with the Commission on May 11, 2007)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1*	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2*	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Independent Registered Public Accounting Firm, PricewaterhouseCoopers Zhong Tian LLP

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with this annual report

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED

	By:	/s/ Liansheng Miao
Name: Liansheng Miao
Title: Chairman and Chief Executive Officer
Date: April 30, 2019

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND

SUBSIDIARIES

Consolidated Financial Statements

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Yingli Green Energy Holding Company Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Yingli Green Energy Holding Company Limited and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, consolidated statements of changes in deficit and consolidated statements of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principles

As discussed in Note 2(z) to the consolidated financial statements, the Company changed the manner in which it accounts for revenue from contracts with customers and the manner in which it presents restricted cash on the consolidated statements of cash flows in 2018.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to the consolidated financial statements, facts and circumstances including accumulated deficits and recurring losses from operations, negative working capital, uncertainties regarding the repayment of financing obligations and progress of debt restructuring plan raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2(a). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Shanghai, the People’s Republic of China

April 30, 2019

We have served as the Company's auditor since 2014.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2017 and 2018

(Amounts in thousands, except per share data)

	Note	2017	2018
		RMB	RMB	US$
ASSETS

Current assets:
Cash and cash equivalents	(2)(c)	378,054	291,845	42,447
Restricted cash	(2)(c),(2)(f)	342,687	312,536	45,456
Short-term investments	(2)(g),(7)(a)	37,220	37,170	5,406
Accounts receivable, net	(3)	2,142,188	1,623,559	236,137
Inventories	(4)	1,133,486	478,521	69,598
Prepayments to suppliers	(2)(j),(17)	487,672	302,107	43,940
Value-added tax recoverable, current	(2)(p)	356,564	289,326	42,081
Amounts due from and prepayments to related parties	(22)	1,285,218	845,219	122,932
Prepaid expenses and other current assets		205,981	247,141	35,945
Total current assets		6,369,070	4,427,424	643,942
Amounts due from a related party	(22)	32,000	32,000	4,654
Investments in affiliated companies	(8)	188,895	177,556	25,824
Land, property, plant and equipment, net	(5),(7)	2,687,909	2,782,109	404,641
Project assets	(2)(k),(7)	483,744	460,285	66,946
Land use rights	(2)(l),(6)	393,609	533,779	77,635
Intangible assets, net	(24)	57,860	57,943	8,427
Deferred tax assets	(19)	192	-	-
Value-added tax recoverable, non-current	(2)(p)	67,819	64,413	9,368
Other assets		61,737	72,585	10,557
Total assets		10,342,835	8,608,094	1,251,994

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets - (Continued)

As of December 31, 2017 and 2018

(Amounts in thousands, except per share data)

	Note	2017	2018
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Short-term borrowings, including medium-term notes past due, and current portion of medium-term notes and long-term debt	(9),(10)	10,407,007	10,685,576	1,554,153
Accounts payable		2,321,561	2,078,396	302,290
Advances from customers	(3)	423,854	250,568	36,444
Amounts due to related parties	(22)	313,780	202,032	29,384
Accrued warranty liability	(2)(s)	39,949	34,376	5,000
Short-term sales lease back and financing lease payable due to non-related parties	(14)	3,053	3,349	487
Short-term sales lease back and financing lease payable due to related parties	(14),(22)	106,424	36,890	5,365
Interest payable, including past due	(2)(a)	1,142,587	1,739,331	252,975
Payables to non-controlling interest holders	(11)	350,604	368,817	53,642
Payables in relation to Golden Sun Program	(2)(p)	248,887	248,887	36,199
Other current liabilities and accrued expenses		678,003	640,668	93,181
Total current liabilities		16,035,709	16,288,890	2,369,120
Long-term debt, excluding current portion	(9)	920,292	796,857	115,898
Reserve for inventory purchase commitments	(17)	1,330,716	1,397,718	203,290
Accrued warranty liability, excluding current portion	(2)(s)	848,953	786,765	114,430
Long-term sales lease back and financing lease payable due to third parties	(14)	8,300	5,346	778
Long-term sales lease back and financing lease payable due to related parties	(14),(22)	220,915	225,654	32,820
Deferred government grants and other deferred income	(2)(k)	748,909	676,163	98,344
Long-term payables to non-controlling interest holders	(11)	707,820	738,353	107,389
Deferred tax liabilities	(19)	13,305	8,804	1,280
Other liabilities		382	333	48
Total liabilities		20,835,301	20,924,883	3,043,397

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets - (Continued)

As of December 31, 2017 and 2018

(Amounts in thousands, except per share data)

	Note	2017	2018
		RMB	RMB	US$

Shareholders’ deficit:
Ordinary shares -
Par value: US$0.01
Authorized shares: 1,000,000,000
Issued shares: 187,490,478 and 187,490,478 as of December 31, 2017 and 2018, respectively
Outstanding shares: 181,763,770 and 181,763,770 as of December 31, 2017 and 2018, respectively		13,791	13,791	2,006
Additional paid-in capital		7,257,689	7,258,280	1,055,673
Treasury stock: 5,726,708 and 5,726,708 as of December 31, 2017 and 2018, respectively, at cost	(12)	(127,331)	(127,331)	(18,520)
Accumulated other comprehensive income/(losses)		119,592	(118,480)	(17,232)
Accumulated deficit		(18,746,454)	(20,332,185)	(2,957,194)
Total deficit attributable to Yingli Green Energy		(11,482,713)	(13,305,925)	(1,935,267)
Non-controlling interests	(13)	990,247	989,136	143,864
Total shareholders’ deficit		(10,492,466)	(12,316,789)	(1,791,403)

Commitments and contingencies	(23)	-	-	-

Total liabilities and shareholders’ deficit		10,342,835	8,608,094	1,251,994

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2016, 2017 and 2018

(Amounts in thousands, except per share data)

	Note	2016	2017	2018
		RMB	RMB	RMB	US$

Net revenues	(15),(2)(c),(25)
Non-related parties		8,041,258	7,692,631	4,179,893	607,940
Related parties	(22)	334,841	671,093	276,322	40,189
Total net revenues		8,376,099	8,363,724	4,456,215	648,129
Cost of revenues		7,224,226	8,058,960	4,734,434	688,595
Gross profit/(loss)		1,151,873	304,764	(278,219)	(40,466)
Operating expenses
Selling expenses		630,873	528,166	283,578	41,245
General and administrative expenses	(2)(j),(5)	542,758	294,698	334,085	48,591
Research and development expenses		146,850	138,262	98,630	14,345
(Reversal of)/provision for doubtful accounts receivable from third parties	(3)	(5,104)	97,287	(38,699)	(5,629)
Disposal loss and write-off of related receivables in relation to Fine Silicon	(6)	143,016	-	-	-
Impairment of long-lived assets	(2)(k),(5)	1,277,373	2,042,198	-	-
Provision for/(reversal of) reserve for inventory purchase commitments - Foreign Exchange	(17),(2)(j),(2)(t)	90,300	(82,032)	67,002	9,745
Provision for prepayments in relation to inventory purchase commitments	(17)	10,672	229,048	20,199	2,938
Total operating expenses		2,836,738	3,247,627	764,795	111,235

Loss from operations		(1,684,865)	(2,942,863)	(1,043,014)	(151,701)

Other income (expense)
Interest expense		(663,217)	(663,718)	(655,884)	(95,394)
Interest income		6,595	6,019	5,700	829
Foreign currency exchange gain/(loss)		6,000	32,903	(44,639)	(6,492)
Other income	(16)	246,967	117,529	82,490	11,998
Loss before income taxes		(2,088,520)	(3,450,130)	(1,655,347)	(240,760)
Income tax (expense)/benefit	(19)	(12,895)	(220)	921	134
Equity in (loss)/gain of affiliates, net	(8)	(17,554)	(508)	186	27
Net loss	(2)(a)	(2,118,969)	(3,450,858)	(1,654,240)	(240,599)

Less: Loss attributable to non-controlling interests	(13)	21,315	132,830	40,959	5,957
Net loss attributable to Yingli Green Energy		(2,097,654)	(3,318,028)	(1,613,281)	(234,642)

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss- (Continued)

For the years ended December 31, 2016, 2017 and 2018

(Amounts in thousands, except per share data)

	Note	2016	2017	2018
		RMB	RMB	RMB	US$

Net loss		(2,118,969)	(3,450,858)	(1,654,240)	(240,599)
Foreign currency exchange translation adjustment, net of nil tax		(223,436)	164,518	(229,432)	(33,370)
Total comprehensive loss		(2,342,405)	(3,286,340)	(1,883,672)	(273,969)
Less: Comprehensive loss attributable to non-controlling interest		(10,076)	(142,555)	(32,319)	(4,701)
Comprehensive loss attributable to Yingli Green Energy		(2,332,329)	(3,143,785)	(1,851,353)	(269,268)

Net loss per share:
Basic and diluted		(11.54)	(18.25)	(8.88)	(1.29)

Weighted average number of shares outstanding	(21)	181,763,770	181,763,770	181,763,770	181,763,770

Net loss per ADS
Basic and diluted		(115.41)	(182.55)	(88.76)	(12.91)

Weighted average number of ADS outstanding	(21)	18,176,377	18,176,377	18,176,377	18,176,377

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Deficit

For the years ended December 31, 2016, 2017 and 2018

(Amounts in thousands, except share data)

	Ordinary share		Additional	Treasury Stock		Accumulated other		Total Yingli Green Energy	Non-	Total
	Numbers of Shares issued	Amount	paid-in capital	Number of shares	Treasury Stock	comprehensive income/(loss)	Accumulated deficits	shareholders’ deficit	controlling interests	shareholders’ deficit
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2016	187,490,478	13,791	7,246,760	(5,726,708)	(127,331)	180,025	(13,252,929)	(5,939,684)	1,227,533	(4,712,151)
Net loss							(2,097,654)	(2,097,654)	(21,315)	(2,118,969)
Foreign currency exchange translation adjustment, net of nil tax	-	-	-	-	-	(234,676)	-	(234,676)	11,240	(223,436)
Share-based compensation	-	-	1,480	-	-	-	-	1,480	-	1,480
Purchase of non-controlling interest	-	-	-	-	-	-	(77,843)	(77,843)	(60,537)	(138,380)
Derecognize a subsidiary of the Group	-	-	-	-	-	-	-	-	(743)	(743)
Balance as of December 31, 2016	187,490,478	13,791	7,248,240	(5,726,708)	(127,331)	(54,651)	(15,428,426)	(8,348,377)	1,156,178	(7,192,199)

Balance as of January 1, 2017	187,490,478	13,791	7,248,240	(5,726,708)	(127,331)	(54,651)	(15,428,426)	(8,348,377)	1,156,178	(7,192,199)
Net loss							(3,318,028)	(3,318,028)	(132,830)	(3,450,858)
Foreign currency exchange translation adjustment, net of nil tax	-	-	-	-	-	174,243	-	174,243	(9,725)	164,518
Share-based compensation	-	-	1,073	-	-	-	-	1,073	-	1,073
Purchase of non-controlling interest	-	-	8,376	-	-	-	-	8,376	(23,376)	(15,000)
Balance as of December 31, 2017	187,490,478	13,791	7,257,689	(5,726,708)	(127,331)	119,592	(18,746,454)	(11,482,713)	990,247	(10,492,466)

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Changes in Deficit - (Continued)

For the years ended December 31, 2016, 2017 and 2018

(Amounts in thousands, except share data)

	Ordinary share		Additional	Treasury Stock		Accumulated other		Total Yingli Green Energy	Non-	Total
	Numbers of shares issued	Amount	paid-in capital	Number of shares	Treasury Stock	comprehensive income/(loss)	Accumulated deficits	shareholders’ deficit	controlling interests	shareholders’ deficit
		RMB	RMB		RMB	RMB	RMB	RMB	RMB	RMB

Balance as of January 1, 2018	187,490,478	13,791	7,257,689	(5,726,708)	(127,331)	119,592	(18,746,454)	(11,482,713)	990,247	(10,492,466)
Cumulative effect of adoption of new accounting standard (Note 2)							27,550	27,550		27,550
Net loss	-	-	-	-	-	-	(1,613,281)	(1,613,281)	(40,959)	(1,654,240)
Disposal of a subsidiary	-	-	-	-	-	-	-	-	31,259	31,259
Foreign currency exchange translation adjustment, net of nil tax	-	-	-	-	-	(238,072)	-	(238,072)	8,640	(229,432)
Share-based compensation	-	-	590	-	-	-	-	590	-	590
Purchase of non-controlling interest	-	-	1	-	-	-	-	1	(51)	(50)
Balance as of December 31, 2018	187,490,478	13,791	7,258,280	(5,726,708)	(127,331)	(118,480)	(20,332,185)	(13,305,925)	989,136	(12,316,789)
Balance as of December 31, 2018 - US$		2,006	1,055,673		18,520	(17,232)	(2,957,194)	(1,935,267)	143,864	(1,791,403)

The accompanying notes are an integral part of these consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(Amounts in thousands)

	Note	Year Ended December 31,
		2016	2017	2018
		RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss		(2,118,969)	(3,450,858)	(1,654,240)	(240,599)

Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation and amortization		896,694	495,834	300,673	43,731
Gain on disposal of land, property, plant and equipment and land use rights		(14,832)	(27,469)	(12,456)	(1,812)
Disposal loss and write off of related receivables in relation to Fine Silicon	(6)	143,016	-	-	-
Gain on extinguishment of accounts payable		(22,165)	(24,405)	(11,834)	(1,721)
Gain on disposal of investments in affiliated companies		(97,124)	(13,852)	(10)	(1)
Losses/(gains) on disposal of subsidiaries		(34,339)	(8,416)	19,024	2,767
Provision for /(reversal of) doubtful receivables and prepayments to suppliers other than inventory purchase commitments		112,181	97,287	(38,699)	(5,629)
Loss on sale of accounts receivable		357	-	-	-
Write-down of inventories to net realizable value		89,147	167,062	36,859	5,361
Equity in losses/(gains) of affiliates, net		17,554	508	(186)	(27)
Amortization of debt issuance cost		1,250	305	-	-
Share-based compensation		1,480	1,073	590	86
Amortization of government grants received in a prior period related to long term assets		(49,362)	(49,669)	(56,362)	(8,198)
Deferred income tax expense		2,639	297	192	28
Foreign currency exchange losses/ (gains), net		69,590	(42,142)	14,873	2,163
Impairment of long-lived assets		1,277,373	2,042,198	-	-
Provision for prepayment in relation to inventory purchase commitments		10,672	229,048	20,199	2,938
Provision for/(reversal of) reserve for inventory purchase commitments - Foreign Exchange		90,300	(82,032)	67,002	9,745

See accompanying notes to consolidated financial statements.

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows - (Continued)

(Amounts in thousands)

	Note	Year Ended December 31,
		2016	2017	2018
		RMB	RMB	RMB	US$

Changes in operating assets and liabilities, net of the effect of acquisition and disposal:
Accounts receivable		79,414	(293,454)	246,293	35,822
Inventories		(56,935)	2,588	613,470	89,226
Prepayments to suppliers		(39,717)	75,649	153,944	22,390
Value-added tax recoverable		14,030	(30,302)	70,644	10,275
Amounts due from and prepayments to related parties		127,477	128,089	(9,243)	(1,344)
Prepaid expenses and other assets		21,591	45,719	20,533	2,986
Accounts payable		(1,167,927)	75,072	(80,210)	(11,666)
Advances from customers		(444,440)	157,632	(156,161)	(22,713)
Amounts due to related parties		73,761	(54,142)	35,751	5,200
Other current liabilities and accrued expenses		473,399	662,902	557,113	81,027
Other liabilities		66,202	(13,951)	(30,469)	(4,432)
Net cash provided by/(used in) operating activities		(477,683)	90,571	107,290	15,603

See accompanying notes to consolidated financial statements

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows - (Continued)

(Amounts in thousands)

	Note	Year Ended December 31,
		2016	2017	2018
		RMB	RMB	RMB	US$

Cash flows from investing activities
Government grants for property, plant and equipment		20,981	3,299	2,700	393
Purchase of property, plant and equipment		(213,299)	(264,291)	(112,967)	(16,430)
Purchase of project assets		(32,843)	(46,751)	(14,875)	(2,163)
Equity investments		(1,971)	(2,460)	-	-
Proceeds from disposal of investment in affiliates		46,697	37,133	11,535	1,678
Loans made to related parties		(350,877)	-	-	-
Proceeds from repayment of loans made to related parties		-	27,799	982	143
Cash acquired from the acquisition of a subsidiary, net of cash paid		-	-	200	29
Proceeds from/(used in) disposal of subsidiaries, net of cash disposed		(2,977)	898	(11,412)	(1,660)
Proceeds from disposal of land, property, plant and equipment		33,087	47,744	28,675	4,171
Proceeds from disposal of long-live assets and land use right in relation to a subsidiary	(6)	103,260	-	-	-
Purchase/(redemption) of short-term investments		-	(37,720)	50	7
Prepayments for long-term investment		-	-	(12,000)	(1,745)
Net cash used in investing activities		(397,942)	(234,349)	(107,112)	(15,577)

See accompanying notes to consolidated financial statements

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows - (Continued)

(Amounts in thousands)

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$

Cash flows from financing activities
Proceeds from short-term borrowings	2,541,560	1,569,072	140,700	20,464
Repayment of short-term borrowings	(2,893,137)	(1,226,049)	(192,477)	(27,995)
Repayment of long-term debt	(10)	(60)	(8,000)	(1,164)
Repayment of medium-term notes	-	(300,000)	-	-
Repayment of capital and financing lease obligation	(18,747)	(6,848)	(79,936)	(11,626)
Receipt of deposit for capital and financing lease	9,000	-	-	-
Proceeds from disposal of a subsidiary with land use rights	470,000	-	-	-
Transaction with non-controlling interest holders	(2,540)	(14,000)	(50)	(7)
Contribution from non-controlling interest holders	23,000	-	-	-
Repayment of payables to one non-controlling interest holder	(23,000)	-	-	-
Net cash (used in)/provided by financing activities	106,126	22,115	(139,763)	(20,328)
Effect of foreign currency exchange rate changes on cash, cash equivalents, and restricted cash	50,264	(26,035)	23,225	3,378
Net decrease in cash, cash equivalents, and restricted cash	(719,235)	(147,698)	(116,360)	(16,924)
Cash, cash equivalents, and restricted cash at beginning of year	1,587,674	868,439	720,741	104,827
Cash, cash equivalents, and restricted cash at end of year	868,439	720,741	604,381	87,903

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows - (Continued)

(Amounts in thousands)

Supplemental disclosure of cash flow information:

	Note	Year Ended December 31,
		2016	2017	2018
		RMB	RMB	RMB	US$

Interest paid, net of capitalized interest		18,585	19,569	13,474	1,960
Income tax paid		27,070	9,178	173	25
Non-cash investing and financing transactions:
Purchase of property, plant and equipment included in accounts payable		208,147	167,292	189,741	27,597
Purchases of project assets included in other payables and amounts due to related parties		301,895	-	-	-
Disposal of subsidiaries included in accounts receivable		-	61,500	-	-
Disposal of investment in affiliated companies included in accounts receivable		-	144,968	-	-
Disposal of land use rights included in accounts receivable		-	-	43,831	6,375
Payables, other current liabilities and accrued expenses settled by contractual agreement to legally offset such amounts against certain accounts receivables and other assets	(2)(h)	259,319	145,462	314,084	45,682
Amounts due to related parties settled by contractual agreement to offset such amounts against certain amounts due from related parties	(22)	-	-	144,306	20,988
Decrease of receivables from related parties due to the acquisition of a subsidiary	(22)	-	-	303,954	44,208

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

The following factors raise substantial doubt about the Company’s ability to continue as a going concern:

•	For the year ended December 31, 2018, the Company incurred a net loss of RMB 1,654,240 (US$ 240,599).

•	As of December 31, 2018, the Company had a total deficit attributable to the Company of RMB 13,305,925 (US$ 1,935,267) and a deficit in working capital of RMB 11,861,466 (US$ 1,725,178).

•	As of December 31, 2018, the Company had cash, cash equivalents and restricted cash of RMB 604,381 (US$ 87,903), short-term borrowings, including medium-term notes past due and current portion of medium-term notes and long-term debt of RMB 10,685,576 (US$ 1,554,153) and long-term debts of RMB 796,857 (US$ 115,898).

•	As of December 31, 2018 and the date of issuance of these statements, Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), one of the Company’s major manufacturing subsidiaries, had RMB 2,226,506 (US$ 323,832) and approximately RMB 2,272,952 (US$ 330,587) medium term notes overdue, including principal and interest, respectively.

•	As of December 31, 2018, the Company had RMB 1,107,138 (US$ 161,027) of short-term borrowings overdue, included principal of RMB 920,096 (US$ 133,822) and interest of RMB 187,042 (US$ 27,205), respectively. As of the date of issuance of these statements, the Company had RMB 3,663,799 (US$ 532,878) of short-term borrowings overdue, included principal of RMB 3,332,745 (US$ 484,728) and interest of RMB 331,054 (US$ 48,150), respectively.

•	As of December 31, 2018, except for those loans and debts mentioned above, total short term loans required to be repaid within one year is RMB 8,008,480 (US$ 1,164,785).

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

The Company has carried out a review of its cash flow forecast for the twelve months from the date of issuance of these statements. In preparing the cash flow forecast, the Company's management has considered historical cash requirements of the Company, the Company's expected debt repayment obligations in 2019 and beyond, the likelihood of agreeing on a debt restructuring plan with its creditors, the likelihood of its creditors to refrain from enforcing its debt payment obligations before adoption and approval of a debt restructuring plan, its plan to further reduce operating costs and expenses, as well as the potential outcome of the arbitration as mentioned in note 23(b)(iii). The management also made the assumption about the numbers of shipments of modules. The Company is currently exploring a variety of measures to improve the Company’s liquidity and financial position as follows:

Renewal or Rollover of Borrowings and other Financing Arrangements

The Company has renewed or rolled over a portion of its short-term bank and other borrowings upon their maturity dates during 2018 with additional conditions imposed by the lenders for such renewals and rollovers. The Company has been actively negotiating with its lending banks for further extension of some short-term bank borrowings due in 2019. However, as of the issuance date of this annual report, the Company has not received the consent of its major lending banks to further extend the remaining portion of its short-term bank borrowings with a total principle amount of RMB 2,389 million which became due in March and April 2019. Therefore, the Company is in payment default on these short-term bank borrowings, which has triggered cross defaults under its borrowings from other lenders. While as of the date of this annual report, the Company is not aware of any legal action taken by its lending banks against the Company, the Company cannot assure that these banks will not take any legal actions against it in the future. The Company plans to continue its discussion with its lending banks to work out a solution to its debt repayment issue in conjunction with the discussions relating to its debt restructuring.

Debt Restructuring

In order to properly consider the Company’s options with respect to and ultimately resolve the Company’s debt repayment issues, and to improve the Company’s liquidity and debt structure, the Company’s board of directors formed a special committee (the "Special Committee") comprised solely of independent directors in March 2017 to assess its operating and financial situation and evaluate, develop and recommend one or more strategic alternatives and financing plans potentially workable to it and its creditors. The Special Committee subsequently engaged an outside financial advisor and legal advisors to assist it in carrying out its work.

The Company has been in active discussion with its creditors about potential debt restructuring plans. The Company endeavors to work out a debt restructuring plan that will significantly reduce the amount of outstanding debts of its principal subsidiaries and provide them with funding necessary to maintain and improve their normal operations.

As of the date of the annual report, while alternative debt restructuring plans have been prepared and discussed with the Company, the Company’s major creditors and potential new investors, the Company has not received any binding proposal from any party with respect to the debt restructuring and neither it nor the Special Committee has made any decision to engage in any particular transaction with respect to the debt restructuring. While the Company is aware that the Company’s major creditors are working on a framework of the debt restructuring plan for the approval of the State Council of the People’s Republic of China, which may include the conversion of the debt owed to the bank creditors to a controlling equity interest of its major subsidiaries, the Company cannot assure as to the timing or detailed content of such proposal, and such proposal is likely to require the Company to transfer all of the operating business and assets to the creditors to settle its debts. As of the date of this report, the Company noted that the major creditors were actively communicating with related governmental authorities for the framework of the debt restructuring plan. The Company cannot assure if any proposed debt restructuring plan will be approved by the State Council of the People’s Republic of China, or agreed to by all of its creditors or be acceptable to it as determined by the board of directors and the Special Committee. The Company cannot assure that any proposed debt restructuring plan will leave any value for its shareholders, either. In addition, given the current financial condition, it is possible for the board of directors and the Special Committee to conclude that they will not be able to work out a debt restructuring plan that preserves some value for its shareholders without compromising the interests of the creditors, in which case they may approve a debt restructuring plan that disposes all of its business and assets to its creditors without leaving any value for its shareholders.

Voluntary Forbearance by Creditors of the Company

The Company has successfully persuaded some of its creditors to refrain from enforcing the Company’s debt payment obligations or initiate any bankruptcy, liquidation or similar proceeding against the Company (including any of its major subsidiaries) in any jurisdiction before a viable debt restructuring plan is adopted and approved by all relevant parties. As a debt restructuring plan may maximize value for all creditors, the Company will endeavor to persuade its creditors to continue such voluntary forbearance.

The Company cannot assure, however, that it will always be successful in persuading all of its creditors to observe such voluntary forbearance. In 2017, one of the holders (the “Note Holder” A) of the MTNs filed a lawsuit against Tianwei Yingli in a PRC court to recover the amount due under such MTNs. The claimed principal amount of the MTNs held by the Note Holder is RMB 65.7 million, representing approximately 3.7% of the total amount of the MTNs that are still outstanding. The Note Holder A claimed that Tianwei Yingli should repay principal, interest and overdue penalty for an aggregate amount of RMB 74.4 million and bear costs relating to the lawsuit. On May 18, 2018, the court has ruled that, Tianwei Yingli should repay the remaining principle and overdue penalty of the MTNs, held by the Note Holder A, to the Note Holder A, the Company is now in the process of negotiation with the Note Holder A in terms of an amicable solution.

In April 2018, December 2018 and January 2019, three of the other holders (the Note Holders B, C and D, respectively) filed lawsuits against Tianwei Yingli separately in different PRC courts, covering principal amount of RMB 110.0 million, RMB 60 million, and RMB 300 million, representing approximately 6.3%, 3.4% and 17.1% of the total amount of the MTNs, that are still outstanding. The Note Holder B claimed that Tianwei Yingli should repay the aforementioned principal amount of RMB 110.0 million, as well as the interest and overdue penalty, with an amount of RMB 6.7 million and RMB 17.3 million, respectively and bear costs relating to the lawsuit. The Note Holder C claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB 76.0 million and bear costs relating to the lawsuit. The Note Holder D claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB 434.4 million and bear costs relating to the lawsuit. On April 12, 2019, a PRC court made a judgment that Tianwei Yingli should repay principal and interest in the aggregate amount of RMB 318 million as well as overdue penalty (calculated at the daily interest rate of 0.021% for the period from May 13, 2016 until full repayment of the principal and interest) to Note Holder D and bear majority of costs relating to the lawsuit. In addition, on April 16, 2019, another PRC court made a judgment that Tianwei Yingli should repay principal, interest, and part of the overdue penalty in the aggregate amount of RMB 76 million as well as further overdue penalty (calculated at the daily interest rate of 0.021% for the period from November 17, 2018 until full repayment of the principal and interest) to Note Holder C and bear costs relating to the lawsuit. The Company decided not to appeal the two judgments in favor of Note Holder C and D. The lawsuit filed by Note Holder B is ongoing, and the Company has not received any effective judgment for the lawsuit yet.

In March 2018, one of financial creditors of Yingli China, filed a lawsuit against Yingli China, demanding immediate repayment of outstanding loans from this creditor with a total amount of RMB 106.4 million (including RMB 98.0 million of principal and RMB 8.4 million of unpaid interests). Tianwei Yingli and Yingli China have been vigorously defending its rights in court while continuing to seek a mutually beneficial solution out of court. Considering the amount claimed by the Note Holder, the Company does not expect this lawsuit to have any direct material impact on the Company’s overall operation or liquidity position.

The Company is still in discussion with all of its other financial creditors. Except the legal proceedings mentioned above, the Company is not aware of any other legal proceedings initiated by any of its other financial creditors. However, the Company’s negotiations with various creditors may not be successful. The creditors may file additional lawsuits against the Company or even file petitions for the bankruptcy of the Company or its subsidiaries within and outside of China.

Based on the management’s assessment, there can be no assurance, however, that measures above will be successfully completed on terms acceptable to the Company, or effectively implemented within one year after the date that the consolidated financial statements are issued, or when implemented, it will mitigate the relevant conditions or events that raise substantial doubt about the Company's ability to continue as a going concern. The Company’s plans for maintaining its continuing operations, even if successful, may not result in sufficient cash flow to finance and maintain its business. Facts and circumstances including recurring losses, negative working capital, net cash outflows, uncertainties on the repayment of the debts, and progress of debt restructuring plan raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

In 2016, the Company entered into four separate agreements with two entities unrelated to the Company, and two related parties to dispose the Company’s 100% equity interest in four subsidiaries. The disposal gain of RMB 34,339, representing the difference between total combined consideration of RMB 5,026 and total combined negative net book value (including unrealized profits of RMB 29,332 on inter-company sales) of these four subsidiaries of RMB 29,313, comprised of total assets of RMB 53,411 net of related liabilities of RMB 82,724, was recognized in the “Other Income” in the Consolidated Statements of Comprehensive Loss of 2016 upon the disposal of these subsidiaries.

In 2017, the Company entered into three separate agreements with one related party of the Company and two entities unrelated to the Company, to dispose the Company’s 100% equity interest in three subsidiaries. The disposal gain of RMB 8,455, representing the difference between total combined consideration of RMB 64,848 and total combined net book value of these three subsidiaries of RMB 56,392, comprised of total assets of RMB 84,480 net of related liabilities of RMB 28,088, was recognized in the “Other Income” in the Consolidated Statements of Comprehensive Loss of 2017 upon the disposal of these subsidiaries.

In 2018, the Company entered into four separate agreements with five entities unrelated to the Company to dispose the Company’s 100% equity interest in five subsidiaries. The total consideration was 4 Euros. The disposal loss of RMB 19,024 (US$ 2,767), representing the difference between total combined negative net book value of these five subsidiaries of RMB 131,666 (US$ 19,150) and the Company’s forgiveness of receivables from these five subsidiaries with amount of RMB 150,690 (US$ 21,917), was recognized in the “Other Income” in the Consolidated Statements of Comprehensive Loss of 2018 upon the disposal of these subsidiaries. Upon the disposal date, the cash and cash equivalents balance of the five entities are amounted to RMB 11,412 (US$ 1,660). All the other four subsidiaries were wholly owned by the Company, except for one of the five entities, Yingli Greece, has a minority shareholder with non-controlling interests. The above transaction’s impact to Yingli Greece’s non-controlling interests can be referred to Note (13). These transactions were not qualified for discontinued operation.

(c)	Significant Concentrations and Risks

Revenue concentrations

The Company’s business depends substantially on government incentives given to its customers. In many countries in which the Company sells its products, the market of the Company’s products would not be commercially viable on a sustainable basis without government incentives. This is largely in part caused by the cost of generating electricity from solar power currently exceeding and that is expected to continue to exceed the costs of generating electricity from conventional energy sources. The Company generated approximately 97%, 95% and 91% of its total net revenues for the years ended December 31, 2016, 2017 and 2018, respectively, from sales to customers in countries with known government incentive programs for the use of solar products. A significant reduction in the scope or discontinuation of government incentive programs would have a materially adverse effect on the demand of the Company’s products.

A significant portion of the Company’s net revenues are from customers located in the PRC, Japan, India, Chile, the United States of America (“USA”), EL Salvador, Germany, Turkey, France and England. Revenues from customers located in the PRC, Japan, India, Chile, the USA, EL Salvador, Germany, Turkey, France and England are as follows:

	Year ended
	December 31, 2016	% of net revenue	December 31, 2017	% of net revenue	December 31, 2018		% of net revenue
	RMB		RMB		RMB	US$

PRC	4,932,284	59%	6,421,123	77%	2,646,767	384,956	59%
Japan	2,363,239	28%	737,813	9%	572,690	83,294	13%
India	18,970	-%	330,738	4%	260,624	37,906	6%
Chile	-	-%	4,282	-%	246,862	35,905	6%
USA	513,690	6%	223,229	3%	182,810	26,589	4%
EL Salvador	-	-%	-	-%	86,002	12,508	2%
Germany	3,089	-%	11,365	-%	33,854	4,924	1%
Turkey	69,956	1%	58,686	-%	2,421	352	-%
France	1,477	-%	182	-%	1,990	289	-%
England	88,129	1%	861	-%	185	27	-%
Others	385,265	5%	575,445	7%	422,010	61,379	9%
Total	8,376,099	100%	8,363,724	100%	4,456,215	648,129	100%

The Company derived significant revenue from sales outside of the PRC. As a result, the Company’s financial performance could be affected by events such as changes in foreign currency exchange rates, trade protection measures and changes in regional or worldwide economic or political conditions.

Management currently expects that the Company’s operating results will, for the foreseeable future, continue to depend on the sale of PV modules to a relatively small number of customers. The Company’s relationships with such key customers have been developed over a short period of time and are generally in their preliminary stages. Any factors adversely affecting the business operations of these customers would have a material adverse effect on the Company’s business and results of operations.

In 2016, 2017 and 2018, sales to the top five customers accounted for approximately 10.7%, 18.9% and 20.0%, respectively, of the Company’s net revenues. There is no individual customer accounting for 10% or more of total revenues for the years ended December 31, 2016, 2017 and 2018.

As of December 31, 2017 and 2018, the top five outstanding accounts receivable balances (net of provisions) accounted for approximately 16.4% and 26.4%, respectively, of the Company’s total outstanding accounts receivable. No individual customer had accounts receivables balances that accounted for more than 10% of the total balance as of December 31, 2017. One individual customer has accounts receivables balances that accounted for more than 10% of the total balance as of December 31, 2018.

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

In order to secure a stable supply of polysilicon and other raw materials, the Company makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers, prepayments to related party suppliers (included in “Amounts due from and prepayments to related parties”) in the Company’s consolidated balance sheets and amounted to RMB 568,883 and RMB 419,084 (US$ 60,953) as of December 31, 2017 and 2018, respectively. The Company makes the prepayments without receiving collateral for such payments. As a result, the Company’s claims for such prepayments would rank only as an unsecured claim, which exposes the Company to the credit risks of the suppliers.

As of December 31, 2017 and 2018, advances, net of any allowance, made to an individual supplier in excess of 10% of total prepayments to the suppliers are as follows:

	December 31,
		2017		2018
	Location	RMB		RMB		US$

Supplier A	Singapore	-	*	-		-
Supplier B	South Korea	130,605		128,017		18,619
Supplier C	Germany	98,135		-	*	-
Total		228,740		128,017		18,619

*As of December 31, 2017, all prepayments of Supplier A was provided with full impairment provision, please refer to note (17) (a). As of December 31, 2018, all prepayments of Supplier C was provided with full impairment provision, please refer to note (17) (b).

The Company obtains some equipment to be used in its manufacturing process from a small number of selected equipment suppliers. In addition, some equipment has been customized based on the Company’s specifications, is not readily available from multiple vendors and would be difficult to repair or replace. If any of these suppliers were to experience financial difficulties or go out of business, the Company may have difficulties in repairing or replacing its equipment in the event of any damage to the manufacturing equipment or a breakdown of the production process. The Company’s ability to deliver products timely would suffer, which in turn could result in order cancellations and loss of revenue. A supplier’s failure to deliver the equipment in a timely manner with adequate quality and on terms acceptable to the Company could delay its capacity expansion of manufacturing facilities and otherwise disrupt its production schedule or increase its costs of production. The Company made deposits of RMB 86,708 and RMB 60,990 (US$ 8,871) as of December 31, 2017 and 2018, respectively, for the purchase of equipment without receiving collateral for such payments. As a result, the Company’s claims for such payments would rank only as an unsecured claim, which exposes the Company to the credit risks of the equipment suppliers.

 Concentrations of cash balances held at financial institutions

Cash balances include:

	December 31, 2017	December 31, 2018
	RMB equivalents	RMB equivalents
Cash and cash equivalents held by PRC entities

Denominated in RMB	41,594	49,252
Denominated in U.S. dollar (US$)	63,036	44,161
Denominated in European monetary unit (EURO)	633	1,594
Denominated in Japanese Yen (JPY)	3	6,237
Denominated in Great Britain Pound (GBP)	-	1
Denominated in other currencies:	2	3

Cash and cash equivalents held by non-PRC entities
Denominated in US$	174,128	84,758
Denominated in EURO	23,180	16,911
Denominated in JPY	61,283	40,388
Denominated in THB	92	29,511
Denominated in other currencies:	14,103	19,029
Total cash and cash equivalents	378,054	291,845

	December 31, 2017	December 31, 2018
	RMB equivalents	RMB equivalents
Restricted cash held by PRC entities
Denominated in RMB	135,891	109,809
Denominated in US$	32,807	29,922
Denominated in EURO	9,756	-
Denominated in other currencies:	376	-
Restricted cash held by non-PRC entities
Denominated in US$	160,901	170,222
Denominated in EURO	-	15
Denominated in JPY	-	-
Denominated in other currencies:	2,956	2,568
Total restricted cash	342,687	312,536

The bank deposits with financial institutions in the PRC are uninsured by any government authority. To limit exposure to credit risk relating to bank deposits, the Company primarily places bank deposits in large financial institutions in the PRC with acceptable credit rating. As of December 31, 2017 and 2018, the Company did not deposit cash balances in excess of 10% in any individual PRC financial institution.

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

For the convenience of readers, certain 2018 RMB amounts have been translated into U.S. dollar amounts at the rate of RMB 6.8755 to US$1.00, the noon buying rate in the City of New York for cable transfers of RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board, as of December 31, 2018. No representation is made that RMB amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2018, or at any other date.

(f)	Cash, Cash equivalents and Restricted Cash

Cash and cash equivalents consist of cash on hand, cash in bank accounts, and interest bearing savings accounts with an initial term of three months or less.

Restricted cash of RMB 342,687 and RMB 312,536 (US$ 45,456) as of December 31, 2017 and 2018, respectively, represents bank deposits for securing letters of credit and letters of guarantee granted to the Company, primarily for the purchase of inventory and equipment and the guarantee of the offshore bank borrowings. Such letters of credit and letters of guarantee expire within one year.

Cash, cash equivalents and restricted cash as reported in the Consolidated Statement of Cash Flows are presented separately on the Company’s Consolidated Balance Sheet as follows:

	December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$

Cash and cash equivalents	506,642	378,054	291,845	42,447
Restricted cash	361,797	342,687	312,536	45,456
Total	868,439	720,741	604,381	87,903

(g)	Short-term investments

Short-term investments include investments in wealth management products issued by certain banks which are redeemable by the Company at any time. The wealth management products are unsecured with variable interest rates and primarily invested in debt securities issued by the PRC government, corporate debt securities and central bank bills. Interest earned is recorded as interest income amounted to RMB 2,484 as of December 31, 2017 and RMB 1,114 (US$ 162) as of December 31, 2018 in the consolidated statements of comprehensive loss during the years presented.

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

In 2016, the Company entered into agreements to sell without recourse certain accounts receivable to several PRC banks. The buyers were responsible for servicing the receivables. The accounts receivables were determined to be legally isolated from the Company and its creditors, even in the event of bankruptcy or other receivership and the Company had surrendered control over the transferred receivables. As a result, the accounts receivables were considered sold and were therefore derecognized. The Company received proceeds from the sale of accounts receivable of RMB 7,412 for the year ended December 31, 2016, and included the proceeds in net cash provided by operating activities in the consolidated statements of cash flows. The Company recorded a loss on the sale of accounts receivable of RMB 357 for the year ended December 31, 2016, which was included in “General and administrative expense”. There were no such transactions in 2017 or 2018.

The Company entered into several agreements with third parties to settle certain of the Company’s payables, other liabilities and accrued expenses by offsetting such amounts against certain accounts receivables and other assets owed by the third party customers for which the Company performs PV cell/PV module processing services etc. of RMB 259,319, RMB 145,462 and RMB 314,084 (US$ 45,682), for the years ended December 31, 2016, 2017 and 2018, respectively. No gain or loss was recognized in such transactions.

(i)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined by using the weighted-average cost method. Cost of work-in-progress and finished goods are comprised of direct materials, direct labour, and an allocation of related manufacturing overhead based on normal operating capacity.

Adjustments are recorded to write down the carrying amount of any obsolete and excess inventory to its estimated net realizable value. Certain factors could impact the realizable value of inventory, so the Company continually evaluates the recoverability based on assumptions about customer demand and market conditions. The evaluation may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product obsolescence, customer concentrations, and other factors. The write-down is equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required that could negatively impact the Group’s gross margin and operating results. If actual market conditions are more favorable, the Company may have higher gross margin when products that have been previously written down are eventually sold. Inventory write-downs due to the lower of cost or market assessment amounted to RMB 89,147, RMB 167,062 and RMB 36,859 (US$ 5,361) for the years ended December 31, 2016, 2017 and 2018, respectively, and were recorded as cost of revenues in the Consolidated Statements of Comprehensive Loss. Inventory write-downs in 2016 and 2017 were mainly due to decrease of selling prices of PV modules. While inventory write-downs in 2018 were due to not only the decrease of selling prices of PV modules, but also lower production levels which increased unit cost for 2018.

(j)	Prepayments to Suppliers

Advance payments for the future delivery of raw materials are made based on written purchase orders detailing product, quantity, pricing and are classified as “prepayments to suppliers” in the consolidated balance sheets. The Company’s supply contracts grant the Company the right to inspect products prior to acceptance. The amount in the balance of the “prepayments to suppliers” is reclassified to “inventories” when inventory is received and passes quality inspection. Such reclassifications of RMB 496,885, RMB 345,917 and RMB 240,912 (US$ 35,039) for the years ended December 31, 2016, 2017 and 2018, respectively, are not reflected as cash outflows from operating activities as they were paid in prior periods. As of December 31, 2016, 2017 and 2018, total long-term prepayments, net of any allowance, made by the Company to suppliers was RMB 343,591, nil and nil, respectively, representing prepayments to suppliers for long-term supply agreements with deliveries scheduled to commence beyond the next twelve months at each respective balance sheet date.

For the years ended December 31, 2016, 2017 and 2018, provisions of RMB 10,672, RMB 229,048 and RMB 20,199 (US$ 2,938) were recognized against the prepayments to suppliers with inventory firm purchase commitment, respectively. See note (17) to the consolidated financial statements. In addition, for the year ended December 31, 2016, due to two suppliers failing to fulfill their delivery obligations and each was in financial difficulty, after assessment, the Company also made total provision of RMB 113,416 against the prepayments to these suppliers, such provision was recorded in “General and administrative expenses” in the Consolidated Statement of Comprehensive Loss. No such provision was made in 2017 and 2018.

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

Refer to note (14) to the consolidated financial statement.

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

As of December 31, 2017 and 2018, project assets with carrying value of RMB 51,096 and RMB 35,926 (US$ 5,225) were under construction, and project assets with carrying value of RMB 432,648 and 424,359 (US$ 61,721) had completed construction and started power generation, respectively.

For the years ended December 31, 2016, 2017, and 2018, revenue related to the projects assets from power generation were RMB 31,556, RMB 33,532 and RMB 34,392 (US$ 5,002), respectively; deprecation and other related cost of the project assets, which was recorded as “Cost of revenue”, were RMB 31,847, RMB 30,663 and RMB 30,247(US$ 4,399), respectively.

Other Intangible Assets

Trademarks that have an indefinite useful life are not amortized, but instead are tested for impairment at least annually.

Intangible assets, other than trademarks, are amortized on a straight-line basis over the estimated useful lives of the respective assets. The Company’s amortizable intangible assets consist of technical know-how with the following estimated useful life:

Technical know-how	5.5-6 years

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

For the years ended December 31, 2016, 2017 and 2018, a total impairment loss against long-lived assets amounted to RMB 1,277,373, RMB 2,042,198 and nil. Please refer to note (5) for details.

Government grant

Government grants are recorded in the balance sheet when they are received and that the Company will comply with the conditions attaching to them.

Government grants, which are obtained by the Company for the purposes of purchase, construction or acquisition of the long-term assets, will be recorded as “Deferred government grants and other deferred income” in the Consolidated Balance Sheets and are depreciated or amortized evenly over the useful lives of the related assets.

For the years ended December 31, 2016, 2017 and 2018, the Company received government grants of RMB 20,981, RMB 3,299 and RMB 2,700 (US$ 393), respectively, related to the construction of the solar power plants and the procurement of machineries, which were recognized as deferred government grants and other deferred income. The grants amortized and recorded in “Other income” in the Consolidated Statement of Comprehensive loss amounted to RMB 49,362, RMB 49,669 and RMB 56,362 (US$ 8,198) for the years ended December 31, 2016, 2017 and 2018, respectively.

Government grants other than those related to assets, will be recorded as “Deferred government grants and other deferred income ” and recognized and recorded in “Other income” in the Consolidated Statement of Comprehensive loss in the period in which the related expenses are recognized if the grants are intended to compensate for future expenses or losses, and otherwise recognized and recorded in “Other income” in the Consolidated Statement of Comprehensive loss for the current period if the grants are used to compensate for expenses or losses that have been incurred.

(l)	Land and Land Use Rights

Land represents the cost of land acquired outside the PRC with indefinite useful life.

Land use rights represent the cost of rights to use land in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of the rights of 45 - 50 years.

(m)	Equity Investments

Prior to January 1, 2018, the Company’s investment included equity method investments and cost method investment.

Investments in entities where the Company does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investees and the investments are in either common stock or in-substance of common stock, are accounted for using equity method accounting. Under the equity method accounting, the Company’s share of the investees’ results of operations is included in “Equity in Income/Loss of Affiliates” in the Company’s Consolidated Statements of Comprehensive Loss. Equity investments are accounted for under cost method when the Company does not have the ability to exercise significant influence over the operating and financial policies of the investees. Under the cost method of accounting, the Company records an investment in the equity of an investee as cost, and recognizes as income dividends received that are distributed from net accumulated earnings of the investee since the date of acquisition. The Company does not have available-for-sale investment.

In case the Company sells modules to its equity method investee, the profit derived from the transaction is eliminated to the extent of the Company’s shares in that investee, and the income is credited against “Investments in affiliated companies” in the Consolidated Balance Sheets and deferred until the project assets are ultimately sold to external customers

On January 1, 2018, the Company adopted new financial instruments accounting standard ASU No. 2016-01, which requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consolidation. The new standard also changes the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to estimate fair value. A policy election can be made for these investments whereby investment will be carried at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments. As of December 31, 2018, the Company’s investments include equity method investments and equity investments without a readily determinable fair value.

Equity investments without readily determinable market values are measured at cost minus impairments, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or a similar investment of the same issuer. The changes in the fair value of these equity investments, if any, are recognized in the consolidated statement of comprehensive income. As of December 31, 2018, no adjustments were made to the carrying amount because of observable price changes and impairment charges.

See note (8) to the consolidated financial statements.

(n)	Statutory Reserves

In accordance with the relevant laws and regulations of the PRC, PRC enterprises are required to transfer 10% of their after tax profit, as determined in accordance with PRC accounting standard and regulations to a general reserve fund until the balance of the fund reaches 50% of the registered capital of the enterprise. The transfer to this general reserve fund must be made before distribution of dividends. As of December 31, 2017 and 2018, the PRC subsidiaries of the Company had appropriated RMB 501,232 and RMB 501,697 (US$ 72,969), respectively, to the general reserve fund, which is restricted from being distributed to the Company, and if applicable, to the non-controlling interests.

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

On January 1, 2018, the Company adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”), by applying the modified retrospective method under which the Company has elected to adopt the standard applied to those contracts that were not completed at January 1, 2018. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported in accordance with the Company’s historical accounting practices under ASC Topic 605 “Revenue Recognition”.

Practical expedient

Upon the election of the practical expedient under ASC 340-40-25-4, the incremental costs of obtaining a contract are expensed when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. For the years ended December 31, 2018, no incremental cost was capitalized as assets.

Based on the considerations that there is no difference between the amount of promised consideration and the cash selling price of product sales, in addition the actual length of time between when the Company transfers products to the customer and when the customer pays for those products has been generally within one year, the Company assessed and concluded that there was no significant financing component in place within its products sales as a practical expedient in accordance with ASC 606-10-32-18. As the retainage term is made to secure the future effective operation of solar modules and not to provide customer with significant financing, no significant financing component is considered to exist in the sales contract with retainage terms.

The Company has determined that the impact of the transition to the new standard is not material to the Company’s revenue recognition model since the vast majority of the Company’s revenue recognition is based on point in time transfer of control. The impact of ASC 606 adoption relates to the timing of recognition of retainage amounts is discussed below:

The Company negotiated payment terms on a case by case basis and requires most of its overseas’ customers to make full payment within 30 to 90 days and domestic customers to make 90% to 95% of payment within 180 days after delivery and the rest will be paid when the Retainage Period (as defined below) ends.

For the contracts with retainage terms signed and 5% to 10% of the withholding payment not collected before the adoption date (January 1, 2018), management concluded that the contracts are not completed before the adoption date as the 5% to 10% of the revenue related to retainage is considered to be substantial. According to the sales contracts, the retainage was to ensure the Company’s products meet specifications and perform as planned over the 1-2 year period, and there is no remaining service the Company is obligated to perform after the delivery. As a result of adopting the new accounting standard, for the sales contracts that were not complete at January 1, 2018 with retainage terms, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for a specified period from one year to two year since normal operation of related customer’s solar project (“Retainage Period”), revenue from retainage is recognized upon the Company satisfied its performance obligation to transfer the goods to its customers instead of deferring recognition until the customers pay it after the Retainage Period expires. Revenue recognition for the Company’s other sales arrangements, including sales of solar modules, wafers, cells and revenue from generated electricity, EPC, remained materially consistent with historical practice.

The Company also considers the situations when certain domestic customers in mainland China settle the 5% to 10% retainage, usually from one to two years, according to the sales contract as constituting variable consideration. As historically the Company has been able to the collect the full amount from the customers when the retainage period expires, the Company concludes that the variable consideration related to retainage does not have a material impact under ASC 606.

Upon the adoption of ASC 606, for the contracts with retainage terms signed and executed prior to the adoption date of January 1, 2018, the timing of revenue recognition of 5% to 10% withholding payment has changed from the day customers pay for the retainage portion to the day that the goods are transferred to the customers as the Company believes all performance obligations have been satisfied. The adoption impact, representing the amount of revenue that would have been recognized under ASC 606, but not ASC 605 upon the adoption date, is recorded as adjustment to the Company’s accumulative deficits at January 1, 2018. The following table summarizes the impact of adopting ASC Topic 606 on the Company’s Consolidated Balance sheet as of January 1, 2018:

	Balance at January 1, 2018 before adjustment	Adjustments due to ASC Topic 606	Balance at January 1, 2018
	RMB’000	RMB’000	RMB’000
ASSETS
Current assets:
Accounts receivable, net - third parties	2,142,188	27,550	2,169,738
Shareholders’ deficit:
Accumulated deficit	(18,746,454)	27,550	(18,718,904)

The Company’s accounting practices under ASC Topic 606, “Revenue from Contracts with Customers” are as followings:

Revenue Recognition – Module, Cells, Wafers and Raw material: The Company’s module, cells, wafers and raw material sales arrangements generally do not contain variable considerations and are short-term in nature. The Company recognizes revenue for module, cells, wafers and raw material at a point in time based on management’s evaluation of when the customer obtains control of the products. Revenue is recognized as performance obligation under the terms of a contract with the customer is satisfied and the control of the product has been transferred to the customer. Sales of goods do not include multiple product and/or service elements.

Revenue Recognition – PV System: Sales of PV systems consist of the delivery, assembly and installation of PV modules, related power electronics and other components. The assembly and installation of PV systems are short, generally lasting between 1 and 3 months, and require advance payments from the customer. Customer acceptance is evidenced by a signed project acceptance document. After the acceptance document is obtained, the Company’s sales arrangements for PV system do not contain any forms of continuing involvement that may affect the revenue or profit recognition of the transactions, nor any variable considerations for energy performance guarantees. The Company therefore determined its single performance obligation to the customer is the sale of an installed PV system. The Group recognizes revenue for sales of PV system at a point when customer acceptance is obtained, as according to the contracts, the Company is entitled for compensation for the costs incurred plus a reasonable profit margin only when the customer acceptance is obtained.

Revenue Recognition – Solar Power Station Construction (also known as “EPC service”): The Company generally recognizes revenue for EPC services over time as the performance creates or enhances an energy generation asset controlled by the customer. For such sale arrangements, the Company recognizes revenue using cost based input methods, which recognize revenue and gross profit as work is performed based on the relationship between actual costs incurred compared to the total estimated costs of the contract, after consideration of the customers’ commitment to perform its obligations under the contract, which is typically measured through the receipt of cash deposits. In applying cost based input methods of revenue recognition, the Company uses the actual costs incurred relative to the total estimated costs (including solar module costs) to determine the progress towards contract completion and to calculate the corresponding amount of revenue and gross profit to recognize. Cost based input methods of revenue recognition are considered a faithful depiction of efforts to satisfy long-term construction contracts and therefore reflect the transfer of goods to a customer under such contracts. Cost based input methods of revenue recognition require the Company to make estimates of net contract revenues and costs to complete the projects. In making such estimates, significant judgment is required to evaluate assumptions related to the amount of net contract revenues, including the impact of any performance incentives, liquidated damages, and other payments to customers. Significant judgment is also required to evaluate assumptions related to the costs to complete the projects, including materials, labor, contingencies, and other system costs. If the estimated total costs on any contract are greater than the net contract revenues, the Company recognizes the entire estimated loss in the period the loss becomes known. The cumulative effect of revisions to estimates related to net contract revenues or costs to complete contracts are recorded in the period in which the revisions to estimates are identified and the amounts can be reasonably estimated. The effect of the changes on future periods is recognized as if the revised estimates had been used since revenue was initially recognized under the contract. Such revisions could occur in any reporting period, and the effects may be material depending on the size of the contracts or the changes in estimates. As of December 31, 2017 and 2018, costs recognized in excess of amounts billed to customers amounted to RMB 8,962 and RMB 21,242 (US$ 3,090), representing contract assets, respectively, and are included in accounts receivable in the consolidated balance sheets.

Revenue Recognition – Processing: Starting from 2015, the Company provides PV cells/PV module processing services to customers. Under certain of these processing service arrangements, the Company purchases raw materials from a customer and agrees to sell a specified quantity of PV cells/PV modules produced from such materials back to the same customer. The Company recognizes revenue from these processing transactions on a net basis, that is, the revenue is recorded based on the amount received for PV cells / PV modules sold less the amount paid for the raw materials purchased from the customer. The Company recognizes revenue for processing at a point in time based on management’s evaluation of when the customer obtains control of the PV cells/PV modules. Revenue is recognized as performance obligation under the terms of a contract with the customer is satisfied and the control of the PV cells/PV modules has been transferred to the customer.

Revenue Recognition – Electricity generation: The Company’s electricity generation sales arrangements generally do not contain variable considerations and multiple service. The Company recognizes revenue each period based on the volume of electricity transmitted to the grid and the price stated in the electricity sales contract and subsidies granted by government.

The following table summarizes the impact of adopting ASC Topic 606 on the Company’s Consolidation Statements of Operations for the year ended December 31, 2018 due to the adoption of ASC Topic 606:

	For the year ended December 31, 2018
	As reported	Amount Without Adoption of ASC Topic 606	Effect of Change Higher/(Lower)
	RMB’000	RMB’000	RMB’000
Total revenues	4,456,215	4,479,242	(23,027)
Loss from operations	(1,043,014)	(1,019,987)	(23,027)
Net loss	(1,654,240)	(1,631,213)	(23,027)
Net loss attributable to Yingli Green Energy	(1,613,281)	(1,590,254)	(23,027)
Net loss per share	(8.88)	(8.75)	(0.13)

The following table summarizes the impact of adopting ASC Topic 606 on the Company’s Consolidated Balance sheet as of December 31, 2018:

	As reported	Amount Without Adoption of ASC Topic 606	Effect of Change Higher/(Lower)
	RMB’000	RMB’000	RMB’000
Current assets:
Accounts receivable, net - third parties	1,623,559	1,619,036	4,523
Shareholders’ deficit:
Accumulated deficit	(20,332,185)	(20,336,708)	4,523

The Company’s historical accounting practices under ASC Topic 605 “Revenue Recognition” are as followings:

Revenue Recognition – Module, Cells, Wafers and Raw material: The Company’s sales of PV modules, Cells, Wafers and Raw material from PRC to foreign customers, delivery of the products occurs at the point the product is delivered to the named port of shipment, which is when the risks and rewards of ownership are transferred to the customer. For sales of PV modules to domestic customers in PRC or by foreign subsidiaries, delivery of the product occurs at the point the product is received by the customer, which is when the risks and rewards of ownership have been transferred.

Revenue Recognition – PV System: Sales of PV systems consist of the delivery, assembly and installation of PV modules, related power electronics and other components. The Company considers the PV system to be delivered, and the risks and rewards of ownership transferred, when installation of all components is complete and customer acceptance is received. Customer acceptance is evidenced by a signed project acceptance document. The assembly and installation of PV systems is short, generally lasting between 1 to 3 months, and requires advance payments from the customer.

Revenue Recognition – Solar Power Station Construction (also known as “EPC service”): The Company recognizes revenue for solar power station constructed for commercial customers according to ASC 605-35, Revenue Recognition-Construction-Type and Production Type Contracts. Revenue is recognized on a percentage-of-completion basis, based on the ratio of total costs incurred to date to total projected costs. Provisions are made for the full amount of any anticipated losses on a contract-by-contract basis. The Company recognized nil loss for these types of contracts for the years ended December 31, 2015, 2016 and 2017. Costs in excess of billings are recorded where costs recognized are in excess of amounts billed to customers of purchased commercial solar power stations.

Revenue Recognition – Processing: The Company recognizes revenue for PV cells/PV module processing services to customers on a net basis, that is, the revenue is recorded based on the amount received for PV cells/PV modules sold less the amount paid for the raw materials purchased from the customer.

Revenue Recognition – Electricity generation: For revenue from electricity generation, the Company recognizes revenue when persuasive evidence of a power purchase arrangement with the power grid company exists, electricity has been generated and been transmitted to the grid and the electricity generation records are reconciled with the grid companies, the price of electricity is fixed or determinable and the collectability of the resulting receivable is reasonably assured.

In 2010 - 2012, a government subsidy project called “Golden Sun” program was proposed by the Ministry of Finance of PRC (“MOF”), to support and encourage PV stations installation. PV station owners could apply for a “Golden Sun” subsidy for the PV station to be constructed and solar companies may bid for the project as target vendors who would be authorized to supply PV modules to qualified PV station. According to detail implementation guidance, the government will give subsidy to each qualified PV station owners and the PV station owners’ obligation was to make sure that qualified PV stations would be successfully connected to national electric grid and pass the acceptance check by authorized supervisor appointed by the government (“government acceptance check”) within the period required by the government.

Instead of paying full subsidy to PV station owners directly, the government should pay partial subsidy to qualified suppliers on behalf of PV station owners as advance before the commencement of construction of PV stations. Yingli China was a successful bidder as the qualified supplier for “Golden Sun” program. For year ended December 31, 2015, as agreed with local government of Hebei Province, due to that certain PV stations didn’t start construction and passed the government acceptance check within the required period, subsidy with RMB 286,277 that was received in 2010 would be clawed back. The Company therefore reclassified the government subsidy from “Advances from customers” to payables. As of year ended December 31, 2017 and 2018, payables in relation to “Golden Sun” program remained RMB 248,887 and RMB 248,887 (US$ 36,199).

The sales of the subsidiaries in the PRC are subject to Value added tax (“VAT”) at a general rate at 17% from January to April and 16% from May to December 2018, some of these subsidiaries have also been approved to use the “exempt, credit, refund” method on goods exported providing a tax refund at certain rate. Input VAT on purchases of raw materials and certain fixed assets can be deducted from output VAT. As of December 31, 2017 and 2018, VAT recoverable represents the net difference between output and deductible input VAT and tax refund to be collected. Related surcharges, such as urban maintenance and construction tax as well as surtax for education expenses are recorded in cost of revenue.

(q)	Research and Development

Research and development costs are expensed as incurred. Its research and development costs consist primarily of compensation and related costs for personnel, material, supplies, equipment depreciation and laboratory testing costs.

(r)	Employee Benefits Plans

Pursuant to the relevant PRC regulations, the Company is required to make contributions for each PRC employee at a rate of 20% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement program organized by the local Social Security Bureau. In addition, the Company is also required to make contributions for each PRC employee at rates of 6%-11%, 0.5%-0.7%, 8%-11% and 0.1%-1.8% of standard salary base for medical insurance benefits, unemployment, housing fund and other statutory benefits, respectively. Total amount of contributions for the years ended December 31, 2016, 2017 and 2018 was RMB 193,111, RMB 135,384 and RMB 126,633 (US$ 18,418), respectively.

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

The Company performs industry-standard testing to test the quality, durability and safety of the Company’s products. As a result of such tests, management believes the quality, durability and safety of its products are within industry norms. Management’s estimate of the amount of its warranty obligation is based on the results of these tests, consideration given to the warranty accrual practice of other companies in the same industry and the Company’s expected failure rate and future costs to service failed products. The Company’s warranty obligation will be affected by its estimated product failure rates, the costs to repair or replace failed products and potential service and delivery costs incurred in correcting a product failure. Consistent with the practice of the solar industry, the Company has adopted the equivalent of 1% of product revenues to estimate the cost of its warranty obligation and recorded a warranty liability on that basis. In light of the historical sharp decline and the anticipated long-term decreasing trend of module prices, which it estimates to reflect replacement cost, as well as based on the accumulation of longer operating experience, the Company reassessed and updated the estimation of future warranty costs with effect in 2018. The updated accrual basis consists two major inputs, which are the 1% expected failure rate and the product replacement cost. Based on the actual claims incurred during the past years which appears to be consistent with the market practice, the Company projected the expected failure rate as 1% for the whole warranty period, which is consistent with prior assumptions. Based on the Company’s actual claims experience in the historical periods as well as management’s current best estimation, the Company believes that the average selling price of solar modules over the past two years more accurately reflects the estimated warranty cost liability in connection with the products sold by the Company as opposed to the current and past spot prices. When the Company accrues the warranty liability, it also considers other inputs, including costs to repair failed products, potential service and delivery costs incurred etc.

According to the updated product replacement cost included in the warranty liability estimation which continued to drop in recent years, the Company reversed recorded warranty liability of RMB 73,872 (US$10,744) in 2018 as a change in estimate.

Actual warranty costs are charged against the accrued warranty liability. Warranty expense is recorded as selling expense.

Changes in the carrying amount of accrued warranty liability are as follows:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$

Beginning balance	792,139	841,806	888,902	129,285
Warranty provision for the current year	84,924	74,856	35,339	5,140
Warranty costs incurred or claimed	(35,257)	(27,760)	(29,228)	(4,251)
Reversal to selling expense–change in estimate	-	-	(73,872)	(10,744)
Total accrued warranty cost	841,806	888,902	821,141	119,430
Less: accrued warranty cost, current portion	37,462	39,949	34,376	5,000
Accrued warranty cost, excluding current portion	804,344	848,953	786,765	114,430

(t)	Firm Purchase Commitment

The Company entered into several long-term fixed price contracts to purchase polysilicon to ensure an adequate supply of polysilicon to operate its plants. These contracts represent firm purchase commitments which are evaluated for potential market value losses. Considering the effect of foreign exchange re-measurement, for the years ended December 31, 2016 and 2018, provision for reserve for inventory purchase commitments recognized was RMB 90,300 and RMB 67,002 (US $ 9,745), respectively. For the year ended December 31, 2017, reversal of reserve for inventory purchase commitments recognized was RMB 82,032. For the years ended December 31, 2016, 2017 and 2018, provision for prepayments in relation to inventory purchase commitments recognized was RMB 10,672, RMB 229,048 and RMB 20,199 (US$2,938). See note (17) to the consolidated financial statements.

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

New Accounting Standards Adopted

On January 1, 2018, the Company adopted new revenue guidance ASC Topic 606, “Revenue from Contracts with Customers” (“ASC 606”). The Company chose to use the modified retrospective transition approach under which the cumulative effect of ASC 606 adoption as an adjustment to the opening retained earnings on January 1, 2018. The timing of revenue recognition for its variable consideration will change under this new standard. This variable consideration arises from situations when certain domestic customers in mainland China settle the 5% to 10% retainage (withheld payment of receivables), usually from one to two years, according to the sales contract. Such amount was recognized under ASC 605 as revenue when certain contingencies stated in the contracts are met and the 5% to 10% withholding payment is paid by customers. The timing of the recognition of such amounts is currently changed under ASC 606 to when the PV modules are transferred to the customers under ASC 606 because the obligations have been satisfied when the PV modules are transferred to the customers and there is no remaining service the Company is obligated to perform after the delivery. Thus, the adoption of ASC 606 shall cause an adjustment to the Company’s accumulated deficits as of January 1, 2018. Please refer to Note (2) (p).

In January, 2016, the FASB issued ASU No. 2016-01, ASU No. 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). This accounting standard retains the current accounting for classifying and measuring investments in debt securities and loans, but requires equity investments to be measured at fair value with subsequent changes recognized in net income, except for those accounted for under the equity method or requiring consolidation. This guidance also changes the accounting for investments without a readily determinable fair value and that do not qualify for the practical expedient to estimate fair value. A policy election can be made for these investments whereby estimated fair value may be measured at cost and adjusted in subsequent periods for any impairment or changes in observable prices of identical or similar investments. This revised guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company adopted this guidance on January 1, 2018 and it did not have a material effect on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, to address the diversity in the classification and presentation of changes in restricted cash in the statement of cash flows, by requiring entities to combine the changes in cash and cash equivalents and restricted cash in one line. As a result, entities will no longer present transfers between cash and cash equivalents and restricted cash in the statement of cash flows. Additionally, if more than one line item is recorded on the balance sheet for cash and cash equivalents and restricted cash, a reconciliation between the statement of cash flows and balance sheet is required. The guidance is effective for interim and annual periods beginning on or after December 15, 2017 using a retrospective transition method and early adoption is permitted. The Company adopted this guidance on January 1, 2018 using retrospective method to all periods presented in the consolidated statement of cash flows. Upon adoption the restricted cash balances are now included within beginning and ending cash, cash equivalents and restricted cash in the Company’s consolidated statements of cash flows. Cash flows were restated for years ended December 31, 2016 and 2017.

New Accounting Standards Not Yet Adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires that a lessee should recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the balance sheet a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. If a lessee makes this election, it should recognize lease expenses for such lease generally on a straight-line basis over the lease term. The new lease standard also provides lessees with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component. If a lessee makes that accounting policy election, it is required to account for the non-lease components together with the associated lease component as a single lease component and to provide certain disclosures. Lessors are not afforded a similar practical expedient. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years for public entities. Entities were initially required to adopt the new lease standard using a modified retrospective transition method. Under that transition method, an entity initially applies the new lease standard (subject to specific transition requirements and optional practical expedients) at the beginning of the earliest period presented in the financial statements. In July 2018, the FASB issued ASU 2018-11, which provides another transition method in addition to the existing transition method by allowing entities to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption and not recast prior periods. This ASU also provides lessors with a practical expedient, by class of underlying asset, to not separate non-lease components from the associated lease component, similar to the expedient provided for lessees. However, the lessor practical expedient is limited to circumstances in which the non-lease component or components otherwise would be accounted for under the new revenue guidance and both (1) the timing and pattern of transfer are the same for the non-lease component(s) and associated lease component and (2) the lease component, if accounted for separately, would be classified as an operating lease.

The Company will adopt the new guidance effective January 1, 2019 using an additional transition method approach through a cumulative-effect adjustment to retained earnings as of the beginning of the period of adoption and not recast prior periods. The Company estimates that in the range of approximately RMB15 million to RMB20 million would be recognized as total right-of-use assets and total lease liabilities on its consolidated balance sheet as of January 1, 2019. However, the Company does not expect the adoption to have a material impact to its Statement of Cash Flows or Statement of Comprehensive Income.

Upon adoption of ASC 842, the Company intends to elect the following practical expedient:

•	If at the lease commencement date, a lease has a lease term of 12 months or less and does not include a purchase option that is reasonably certain to exercise, the Company will elect not to apply ASC 842 recognition requirements.

•	As the Company plans to apply the additional transition method allowed per ASU 2018-11, the Company intends to elect not to reassess arrangements entered into prior than January 1, 2019 for whether an arrangement is or contains a lease, the lease classification applied or to separate initial direct costs.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which eliminates the probable recognition threshold for credit impairments. The new guidance broadens the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually to include forecasted information, as well as past events and current conditions. There is no specified method for measuring expected credit losses, and an entity is allowed to apply methods that reasonably reflect its expectations of the credit loss estimate. For public business entities that are SEC filers, the amendments are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company is in the process of evaluating the impact of the amendments on its consolidated financial statements. The adoption of this guidance may have a material impact on the Company's consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Business Combinations (Topic 805)-Clarifying the Definition of a Business (“ASU 2017-01”), which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This update is effective for fiscal years beginning after December 15, 2017 and early adoption is permitted. The Company adopted this guidance on January 1, 2018 with no material impact on the consolidated financial statements.

In May 2017, the FASB issued guidance within ASU 2017-09: Scope of Modification Accounting. The amendments in ASU 2017-09 to Topic 718, Compensation - Stock Compensation, provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting. An entity should account for the effects of a modification unless all of the following conditions are met: the fair value of the modified award is the same as the fair value of the original award immediately before the original award is modified; the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the original award is modified; and the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the original award is modified. The amendments should be applied prospectively to an award modified on or after the adoption date. The amendments are effective for annual periods, and interim periods within those annual periods, beginning after December 31, 2018. The adoption of this guidance is not expected to have a material impact on the Company's consolidated financial statements.

In August 2017, the Financial Accounting Standard Board (“FASB”) issued ASU 2017-12, Derivatives and Hedging (Topic 815) – Targeted Improvements to Accounting for Hedging Activities, to simplify certain aspects of hedge accounting for both non-financial and financial risks and better align the recognition and measurement of hedge results with an entity’s risk management activities. ASU 2017-12 also amends certain presentation and disclosure requirements for hedging activities and changes how an entity assesses hedge effectiveness. ASU 2017-12 is effective for fiscal years and interim periods within those years beginning after December 15, 2018, and early adoption is permitted. The Company does not expect that the new standard will have a material impact on its consolidated financial statements.

(3)	Accounts Receivable

Accounts receivable is summarized as follows:

	December 31,
	2017	2018
	RMB	RMB	US$

Accounts receivable	2,702,653	2,115,095	307,628
Less: Allowance for doubtful accounts	(560,465)	(491,536)	(71,491)
Total accounts receivable, net	2,142,188	1,623,559	236,137

The following table presents the movement of the allowance for doubtful accounts:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$

Beginning balance	(527,335)	(529,120)	(560,465)	(81,516)
Additions	(61,482)	(139,652)	(42,167)	(6,132)
Reversal of allowance for doubtful accounts	66,586	42,365	80,866	11,761
Write-off of accounts receivable	5,204	65,942	30,230	4,396
Reversal of partial accounts receivable written off in prior years	(12,093)	-	-	-
Ending balance	(529,120)	(560,465)	(491,536)	(71,491)

The following table presents the movement of the allowance for doubtful accounts:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$

Beginning balance	(527,335)	(529,120)	(560,465)	(81,516)
Additions	(61,482)	(139,652)	(42,167)	(6,132)
Reversal of allowance for doubtful accounts	66,586	42,365	80,866	11,761
Write-off of accounts receivable	5,204	65,942	30,230	4,396
Reversal of partial accounts receivable written off in prior years	(12,093)	-	-	-
Ending balance	(529,120)	(560,465)	(491,536)	(71,491)

Allowance for doubtful accounts was provided based on a number of factors, including some customers’ financial conditions and creditworthiness. For the years ended December 31, 2016, 2017 and 2018, allowance for doubtful accounts was provided against receivables from certain customers who encountered financial difficulties and against certain customers who delayed payments to the Company.

As part of its ongoing control procedures, management monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. Credit terms are normally four months from the date of billing. For certain customers the Company requires an advance payment before the sale is made. Such advance payments are reported as “advances from customers” in the Company’s consolidated balance sheets and amounted to RMB 423,854 and RMB 250,568 (US$ 36,444) as of December 31, 2017 and 2018, respectively. The Company also requires certain customers to secure payment by a letter of credit issued by the customers’ banks. Letters of credit have terms less than 90 days. Until the letter of credit is drawn and the amount is paid, the amount due from the customer is recorded as accounts receivable. As of December 31, 2017 and 2018, 13.7% and 10.4%, respectively, of accounts receivable were denominated in currencies other than the RMB.

As of December 31, 2017 and 2018, no accounts receivable was pledged to secure short-term bank borrowings.

As of December 31, 2017 and 2018, costs recognized in excess of amounts billed to customers amounted to RMB 8,962 and RMB 21,242 (US$ 3,090), representing contract assets, respectively, and are included in accounts receivable in the consolidated balance sheets.

(4)	Inventories

Inventories by major category consist of the following:

	December 31,
	2017	2018
	RMB	RMB	US$

Raw materials	264,541	164,408	23,912
Work-in-progress	429,014	163,578	23,791
Finished goods	439,931	150,535	21,895
Total inventories	1,133,486	478,521	69,598

Inventory write-downs due to the lower of cost or market assessment amounted to RMB 89,147, RMB 167,062 and RMB 36,859 (US$ 5,361) for the years ended December 31, 2016, 2017 and 2018, respectively, and were recorded as cost of revenues in the Consolidated Statements of Comprehensive Loss. Inventory write-downs in 2016, 2017 and 2018 were mainly due to decrease of selling price of PV modules.

(5)	Land, Property, Plant and Equipment

Land, property, plant and equipment consist of the following:

	December 31,
	2017	2018
	RMB	RMB	US$
Land	23,260	-	-
Buildings	3,822,048	3,899,140	567,106
Machinery and equipment	12,118,073	12,292,124	1,787,815
Furniture and fixtures	87,781	86,778	12,621
Motor vehicles	67,918	52,527	7,641
Less: Accumulated depreciation	(7,050,349)	(7,304,336)	(1,062,372)
Less: Impairment	(6,481,088)	(6,447,777)	(937,790)
Subtotal	2,587,643	2,578,456	375,021
Construction in progress	100,266	203,653	29,620
Total land, property, plant and equipment, net	2,687,909	2,782,109	404,641

During 2016 and 2017, because events or changes in circumstances (including the significant decrease in shipment, gross profit margins and lower-than-expected utilization of production facilities) indicate that the carrying amount of the long lived or asset group may not be recoverable, the Company determined a two-step impairment analysis was required in late 2016 and in the third quarter of 2017. In step one of the impairment analysis, the estimated future undiscounted net cash flows expected to be generated by the assets over their remaining estimated useful lives were based on certain assumptions, such as forecasts of future operating results, gross margin and expected future growth rates. The estimated undiscounted future cash flows generated by the equipment used to produce solar products were less than their carrying value, which required the step two of the impairment test. In the step two of the impairment analysis, the Company estimated the fair value of the long lived assets based on discounted cash flow analysis using market participants’ assumptions, such as forecasts of future operating results, discount rates commensurate with the risk involved, and expected future growth rates. The carrying value of the equipment was reduced to fair value based on the discounted cash flow analysis. As a result, an impairment loss of RMB 1,277,373 and RMB 1,897,307 was provided against total land, property, plant and equipment in 2016 and 2017, respectively. Additionally in late 2017, considering the lower-than-expected output of electricity in facilities, as well as the electricity restriction policy in certain regions, the Company performed the two-step analysis and recorded impairment loss of RMB 144,891 against project assets, for the year ended December 31, 2017.

In late 2018, the Company performed the similar two-step impairment assessments as in previous years. In step one, the estimated undiscounted future cash flows generated by the equipment used to produce solar products were less than their carrying value, which required the step two of the impairment test. In step two, the Company uses income approach to measure the fair value of the Company’s asset group, in which the cash flow is based on market-participant assumptions. The significant unobservable inputs used in the valuation of the fair value of the asset group subject to impairment are as following:

•	Weighted average cost of capital, or WACC-The WACCs were determined based on a consideration of such factors as risk-free rate, comparative industry risk, equity risk premium, company size and company-specific factors. The Company used WACC of 14% for year ended 2018 in the discounted cash flow;

•	Comparable companies-In deriving the discounted cash flow and WACCs, which are used as the discount rates under the discounted cash flow, three to four publicly traded solar companies were selected for reference as market participants;

Based on the updated discounted cash flow analysis in step two, the fair value of the long-lived assets related to buildings, machinery and equipment and shared assets in all solar production lines (including production lines of ingot, wafer, cell and module) exceeds corresponding carrying value. As a result, there is no impairment recognized for the year ended December 31, 2018.

In September 2018, one of the Company’s subsidiary, Lison Solar Co., Ltd sold a land located in Thailand to a third party with consideration of RMB 27,825 (US$ 4,047) which was received in 2018. For the year ended December 31, 2018, total disposal gain of RMB 4,565 (US$ 664) was recognized in the Consolidated Statements of Comprehensive Loss.

In 2018, the Company entered into two share purchase agreements to purchase 100% equity interest of TJ International Trading Co., Ltd. (“TJ International Trading”) and TJ Greens Food Co., Ltd.(“TJ Greens Food”) from its related parties, including associated property, plant and equipment and land use rights, as well as the accounts payable and amount due to related parties in conjunction with the property, plant and equipment and land use rights, as a settlement of the part of the Company’s amount due from related parties. The purchase is expected to be accounted for as an asset acquisition rather than a business combination as the two companies acquired do not meet the criteria of a business. And substantially all of the fair value of the gross assets acquired would be concentrated in a single asset, which met the screen test criteria to be an asset acquisition for the adopted ASU 2017-01.

As of the acquisition date, the major assets and liabilities measured at fair value is as follows:

As of the acquisition date
RMB
Assets acquired:
Cash and cash equivalents	200
Construction in progress	160,556
Property, plant and equipment	42,892
Land use rights	199,483
Total assets acquired	403,131
Liabilities:
Accounts payable	99,177
Amount due to the Company (note(i))	165,902
Total Liabilities assumed	265,079
Total fair value of net assets	138,052

Note (i): Amount due to the Company, with an amount of RMB 165,902, represents the amount the Company lent to TJ International Trading and TJ Greens Food when they purchased property, plant and equipment, land use right, etc. before the acquisition date.

As a result, the Company’s construction in progress increased by RMB 160,556 (US$ 23,352), property, plant and equipment increased by RMB 42,892 (US$ 6,238), land use rights increased by RMB 199,483 (US$ 29,014), accounts payable increased by RMB 99,177 (US$ 14,425) and cash and cash equivalents increased by RMB 200 (US$ 29) as of December 31, 2018. As of the acquisition date, the net assets of TJ international Trading and TJ Greens Foods were netted off with the Company's amount due from RP, resulting a decrease of RMB 138,052 (US$ 20,079). After the acquisition, the Company’s amount due from related parties decreased by RMB 165,902(US$ 24,129) as a intercompany elimination with amount due to the Company on TJ International Trading and TJ Greens Food’s booking.

Depreciation expense on property, plant and equipment and project assets was allocated to the following expense items:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$

Cost of revenues	839,005	451,015	275,414	40,057
Selling expenses	5,048	2,205	845	123
General and administrative expenses	32,232	26,792	13,639	1,984
Research and development expenses	11,107	6,501	2,955	430
Total depreciation expense	887,392	486,513	292,853	42,594

For the year ended December 31, 2018, due to the impairment loss of RMB 2,042,198 recorded during 2017, the total depreciation expenses for the year ended December 31, 2018 was decreased by approximately RMB 193.7 million (US$ 28.2 million) as compared to total depreciation expense of RMB 486,513 occurred in 2017.

The Company capitalized interest costs as a component of the cost of construction in progress as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$

Interest cost capitalized	880	-	-	-
Interest cost charged against income	663,217	663,718	655,884	93,394
Total interest cost incurred	664,097	663,718	655,884	93,394

As of December 31, 2017 and 2018, the Company had pledged property, plant and equipment with a total carrying amount of RMB 1,689,460 and RMB 1,439,820 (US$ 209,413), respectively, to secure bank borrowings.

In December 2014, Yingli China sold certain machinery and equipment with carrying amount of RMB 405,282 to a third party for cash consideration of RMB 400,000, and simultaneously entered into a three-month contract to lease back the assets. The remaining useful lives of leased machinery and equipment were approximately 7 years. Pursuant to the terms of the contract, Yingli China is required to pay to the third party total lease payments over three months of RMB 403,191, including both the principle and interest to be paid. Due to the substance of this transaction was short term financing, the leased machinery and equipment were not derecognized and the financial obligation under this transaction was recorded as short-term borrowing.

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

For the years ended December 31, 2017 and 2018, the Company entered into several agreements with its suppliers to settle the Company’s long ageing payables to these suppliers by transferring the equipment owned by the Company. In 2017 and 2018, the total carrying value of equipment surrendered was RMB 141 and RMB 1,292 (US$ 188), and the total carrying value of payables settled was RMB 269 and RMB 3,293 (US$ 479), respectively. The differences, which were RMB 128 and RMB 2,001 (US$ 291), were included in “General and administrative expenses” in the consolidated statements of comprehensive loss.

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

In 2016, the Company further received RMB 103 million from local government. For the expected remaining outstanding receivables of RMB 143,016, as further discussed with local government in terms of the method of calculation of the contributions, the Company believes the expected remaining amount will not be paid. As a result, a fully provision of RMB 143,016 was provided by the Company for the year ended December 31, 2016.

For the year ended December 31, 2015, total disposal gain of RMB 1,167,317 mainly the difference between the total net proceeds of RMB 1,617.1 million and the carry value of the land use right of RMB 186,111 and the building of RMB 263,624 attached to the land use right, was recognized in relation to the disposal of land use right and the building attaching to the land use right (Note (2)(k)). The disposal gain was included in “Disposal gain from long-lived assets and land use right in relation to a subsidiary” in the Consolidated Statements of Comprehensive Loss. No such disposal gain was recognized for the year ended December 31, 2016 and 2017.

(b)	On December 15, 2015, pursuant to the share transfer agreement entered into between Hainan Yingli, one of the subsidiaries of the Company and other two third parties, Hainan Yingli transferred its 100% equity in Hainan Lvjian Investment Company (“Hainan Lvjian”) to these two third parties with consideration of RMB 735.0 million, Hainan Lvjian was one of the subsidiaries of Hainan Yingli. The consideration was determined based on the fair value of Hainan Lvjian and the major asset owned by Hainan Lvjian was a land use right as discussed in note (11). For the year ended December 31, 2015, total disposal gain of RMB 7,000 was recognized. The disposal gain was included in “Other income” in the Consolidated Statements of Comprehensive Loss.

Among the total consideration of RMB 735,000, RMB 265,000 was received in 2015 and the remaining consideration of RMB 470,000 was received in 2016.

(c)	In 2018, the Company acquired 100% equity of TJ International Trading and TJ Greens Food from its related parties for consideration of RMB 138 million which was settled on a non-cash basis by reducing the Company’s receivable from this related party by a like amount. As a result the amount of land use rights increased by RMB 199,483 (US$ 29,014). Please refer to Note (5).

(d)	The Company disposed two land use rights of two subsidiaries, a disposal loss of RMB 5,741 (US$ 835), mainly the difference between the total consideration of RMB 43,831 (US$ 6,375) and the carry value of the land use right of RMB 49,572 (US$ 7,210) was recognized. The disposal loss was included in the “General and administrative expenses” in the Consolidated Statements of Comprehensive Loss. The total consideration of RMB 43,831 (US$ 6,375) was included in “Prepaid expenses and other current assets” in the Consolidated Balance Sheets as of December 31, 2018 and expected to be received in 2019.

(7)	Fair Value Measurements

(a)	Fair Value Hierarchy

The following table sets forth the Company’s assets and liabilities that are measured at fair value on a recurring basis and are categorized using the fair value hierarchy, as of December 31, 2017 and 2018:

Fair value measurements at December 31, 2017
Quoted prices
	in active	Significant
	markets for	other	Significant
	identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)
Assets:
Short-term investments-Wealth Management products	-	37,220	-

Fair value measurements at December 31, 2018
Quoted prices
	in active	Significant
	markets for	other	Significant
	identical	observable	unobservable
	assets	inputs	inputs
	(Level 1)	(Level 2)	(Level 3)
Assets:
Short-term investments-Wealth Management products	-	37,170	-

The Company values its investments in wealth management products issued by certain banks using quoted subscription/redemption prices published by these banks, and accordingly, the Company classifies the valuation techniques that use these inputs as Level 2.

As of December 31, 2017 and 2018, the Company doesn’t have assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as defined in ASC Topic 820.

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a non-recurring basis during 2016:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of 31 December 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses Recognized During Year
Assets:
Long-lived assets	4,745,230			4,745,230	(1,277,373)

The following table presents the placement in the fair value hierarchy of assets and liabilities that are measured at fair value on a non-recurring basis during 2017:

	Fair Value Measurements at Reporting Date Using
Description	Balance as of 31 December 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses Recognized During Year
Assets:
Long-lived assets	3,171,653			3,171,653	(2,042,198)

The long-lived assets represent property, plant and equipment for production of multi-crystalline wafers and certain machines as well as project assets.

In accordance with the provisions of the Impairment or Disposal of Long-Lived Assets Subsections of FASB Codification Subtopic 360-10, as of December 31, 2016 and 2017, long-lived assets held and used with a total carrying amount of RMB 6,022,603 and RMB 5,213,851, comprised of the carrying amount of project assets of RMB 628,635 and the carrying amount of property, plant and equipment of RMB 4,585,216 were written down to their fair value of RMB 4,745,230 and RMB 3,171,653, comprised of the fair value of project asset of RMB 483,744 and the fair value of property, plant and equipment of RMB 2,687,909, resulting in an impairment charge of RMB 1,277,373 and RMB 2,042,198, representing the difference between total combined carrying amount and combined fair value of these long-lived assets, which was calculated based on Level 3 Inputs and included in “Impairment of long-lived assets” in the Consolidated Statements of Comprehensive Loss. As of December 31, 2018, the fair value of long-lived assets held and used was RMB 3,287,545 (US$ 478,154), with a total carrying amount of RMB 3,242,394 (US$ 471,587). As a result, there is no impairment recognized as of December 31, 2018.

The Company determined that buildings, machinery and equipment, land use rights and shared assets in all solar production lines (including production lines of ingot, wafer, cell and module, hereafter “Solar Production Lines”) were one asset group and subject to be tested for impairment.

The significant unobservable inputs used in the valuation of the fair value of the asset group subject to impairment are as following:

•	Weighted average cost of capital, or WACC-The WACCs were determined based on a consideration of such factors as risk-free rate, comparative industry risk, equity risk premium, company size and company-specific factors. The Company used WACC of 14% for year ended December 31, 2017 and 2018, respectively, in the discounted cash flow.

•	Comparable companies-In deriving the discounted cash flow and WACCs, which are used as the discount rates under the discounted cash flow, three to four publicly traded solar companies were selected for reference as market participants.

(b)	Fair Value of Financial Instruments

Management used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet dates:

•	Short-term financial instruments (cash and cash equivalents, restricted cash, accounts receivable, amounts due from related parties, accounts payable, short-term borrowing, and amounts due to related parties) - cost approximates fair value because of the short maturity period.

•	The fair value of past due mid-term notes disclosed approximates to its carrying amount. As a common practice in China, government normally would take collective efforts to protect state-owned banks' benefits from having non-performing assets. The chance that the Company can avoid from paying the debt in full is very remote, and therefore the Company determined that cost of medium term note should be equal to its fair value where no further discount can be applied.

•	Long-term debt and long-term payable (included in other liabilities) - fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Company’s current borrowing rate for similar debt instruments with comparable terms. As of December 31, 2017 and 2018, the carrying values of the Company’s long term debt and long-term payable approximate their fair values as all the long-term borrowings carries variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

(8)	Investments in affiliated companies

The following table includes the Company’s carrying amounts and percentages of ownership of the investments in affiliated companies as of December 31, 2018 and the carrying amounts as of December 31, 2017:

	December	December 31, 2018
	31, 2017 RMB	RMB	Percentage Ownership
Investment in affiliated companies accounted for under the equity method:
Shanghai Sailing Xili Equity Investment Fund LLP (note b)	-	-	-
Tongmei Yingli New Energy Industry C o., Ltd. (note c)	-	-	-
Shandong Hi-speed Yingli New Energy Co., Ltd. (note e)	15,555	15,681	35%
Zhonghe Huineng Limited Co., Ltd. (note f)	11,465	-	-

Investment in affiliated companies under the cost method:
Beijing Jingyi Green Energy Power System Engineering Co., Ltd. (note g)	11,875	-	-
Guokai Siyuan (Beijing) Investment Fund Co., Ltd. (note h)	150,000	-	-

Equity investments without readily determinable fair values (note (2(z)):
Beijing Jingyi Green Energy Power System Engineering Co., Ltd. (note g)	-	11,875	10%
Guokai Siyuan (Beijing) Investment Fund Co., Ltd. (note h)	-	150,000	2.97%
Total	188,895	177,556

The movements of the investments in affiliated companies are as follows:

	Balances at January 1, 2016	Investments	Share of Profits / (Losses)	Disposal	Impairment	Other	Balances at December 31, 2016
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies accounted for under the equity method:
Hainan Tianneng Power Co., Ltd. (note a)	60,391	-	1,154	(61,545)	-	-	-
Shanghai Sailing Xili Equity Investment Fund LLP (note b)	143,749	-	-	-	(17,251)	-	126,498
Tongmei Yingli New Energy Industry Co., Ltd. (note c)	30,347	-	-	-	-	-	30,347
Shandong Hi-speed Yingli New Energy Co., Ltd (note e)	16,985	-	(1,457)	-	-	-	15,528
Solariant Portfolio Two Godo Kaisha (note d)	27,401	-	-	(26,367)	-	(1,034)	-
Zhonghe Huineng Limited Co., Ltd. (note f)	13,597	-	-	-	-	-	13,597

Investment in affiliated companies accounted for under the cost method:
Beijing Jingyi Green Energy Power System Engineering Co., Ltd. (note g)	11,875	-	-	-	-	-	11,875
Guokai Siyuan (Beijing) Investment Fund Co., Ltd. (note h)	150,000	-	-	-	-	-	150,000
Others	5,376	1,971	-	-	-	-	7,347
Total	459,721	1,971	(303)	(87,912)	(17,251)	(1,034)	355,192

	Balances at January 1, 2017	Investments	Share of Profits / (Losses)	Disposal	Adoption of new ASU 2016-01 standard	Balances at December 31, 2017
	RMB	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies accounted for under the equity method:
Shanghai Sailing Xili Equity Investment Fund LLP (note b)	126,498	-	-	(126,498)		-
Tongmei Yingli New Energy Industry Co., Ltd. (note c)	30,347	-	-	(30,347)		-
Shandong Hi-speed Yingli New Energy Co., Ltd (note e)	15,528	-	27	-		15,555
Zhonghe Huineng Limited Co., Ltd. (note f)	13,597	1,857	(535)	(3,454)		11,465

Investment in affiliated companies under the cost method:
Beijing Jingyi Green Energy Power System Engineering Co., Ltd. (note g)	11,875	-	-	-	(11,875)	-
Guokai Siyuan (Beijing) Investment Fund Co., Ltd. (note h)	150,000	-	-	-	(150,000)	-
Others	7,347	603	-	(7,950)		-

Investment in equity securities without readily determinable fair value:
Beijing Jingyi Green Energy Power System Engineering Co., Ltd. (note g)					11,875	11,875
Guokai Siyuan (Beijing) Investment Fund Co., Ltd. (note h)					150,000	150,000
Total	355,192	2,460	(508)	(168,249)	-	188,895

	Balances at January 1, 2018	Investments	Share of Profits / (Losses)	Disposal	Balances at December 31, 2018
	RMB	RMB	RMB	RMB	RMB
Investment in affiliated companies under the equity method:
Shandong Hi-speed Yingli New Energy Co., Ltd (note e).	15,555	-	126	-	15,681
Zhonghe Huineng Limited Co., Ltd. (note f)	11,465	-	60	(11,525)	-
		-	-	-	-
Investment in equity securities without readily determinable fair value:
Beijing Jingyi Green Energy Power System Engineering Co., Ltd. (note g)	11,875	-	-	-	11,875
Guokai Siyuan (Beijing)Investment Fund Co., Ltd. (note h)	150,000	-	-	-	150,000
Others	-	-	-	-	-
Total	188,895	-	186	(11,525)	177,556

Equity method investments

(a)	In September 2009, Yingli China and two other entities, unrelated to the Company, established Hainan Tianneng Power Co., Ltd. (“Hainan Tianneng”). Yingli China contributed RMB 6,000 to acquire a 20% equity interest. In 2011, Yingli China further injected cash of RMB 20,362 while the other investors made proportional cash injection to remain the same ownership interest for each investor. In 2012, the other investors made further capital injection to Hainan Tianneng, which resulted in a decrease of equity interest held by Yingli China to 11.45% as of December 31, 2012. In June and July 2013, Hainan Yingli made capital injections in the amount of RMB 40 million and RMB 12 million respectively, to acquire 18.31% equity interest of Hainan Tianneng in total. Together with the equity interest held by Yingli China (9.35%), the Company (including both Yingli China and Hainan Yingli) holds 27.66% equity interest in Hainan Tianneng as of December 31, 2013 and 2014. In May 2015, one of the other investors made further capital injection to Hainan Tianneng, which resulted in a decrease of equity interest held by the Company to 26.53% as of December 31, 2015. The investment is accounted for under equity method. In December 2016, as discussed in note 13(b), Yingli China and Hainan Yingli transferred all of the equity interest in Hainan Tianneng to the other investor. The total consideration was RMB 95,840 and a gain of RMB 34,295 was recognized in “Other Income” in the Consolidated statement of Comprehensive Loss for year ended December 31, 2016.

(b)	In August 2014, Yingli China and Shanghai Sailing Capital Management Co., Ltd. (“Shanghai Sailing”), unrelated to the Company, set up a fund called Shanghai Sailing Xili Equity Investment Fund LLP (“Sailing Fund”). The capital size of Sailing Fund is of RMB 1,004,000 and its principal activities are to make equity investments to new energy industries. According to the agreement, Sailing Fund is jointly controlled by Shanghai Sailing and Yingli China with shares of interest of 49.2% and 50.8%, respectively. As of December 31, 2015, total capital injected by Yingli China is RMB 153,000 while Shanghai Sailing also made cash injection proportionally based on the agreed percentage of shares of interest between the parties in Sailing Fund. Therefore, the investment is accounted for under equity method. In March 2016, all partners of Sailing Fund decided to liquidate Sailing Fund. In 2017, the transaction has been completed. The disposal gain of RMB 9,080, which was the difference between the carrying value of long-term investment in Sailing of RMB 126,498 as of the liquidation date, and total assets received through the liquidation, which comprised of: i) cash received of RMB 36,238 and ii) accounts receivable from one related party of the Company of RMB 99,340, was recognized in “Other Income” in the consolidated statement of Comprehensive Loss for the year ended December 31, 2017.

(c)	In August 2014, Yingli China together with two other entities unrelated to the Company, established Tongmei Yingli New Energy Industry Co., Ltd. Yingli China contributed RMB 30,000 to acquire a 30% equity interest. The investment was accounted for under equity method. In late 2017, according to the share transfer agreement entered into between Yingli China and one of shareholders of Tongmei Yingli, the shares owned by Yingli China was transferred to this shareholder and the consideration to be collected of RMB 30,347 was recorded under “Prepaid expenses and other current assets” in the Consolidated Balance Sheets as of December 31, 2017. No gain or loss was recognized.

(d)	In July 2013, Yingli Japan, together with two other entities unrelated to the Company, established Solariant Portfolio Two Godo Kaisha (the project “SPC”) to acquire 49.48% equity interest. Yingli Japan made capital contribution of JPY 151,500 (RMB 7,782 equivalent) in 2014. Pursuant to an agreement entered into by all parties in early 2015, SPC transferred SPC’s payables of JPY 395,000 (RMB 20,580 equivalent, US$ 3,177) to Yingli Japan, which was treated as a capital injection, meanwhile, the other two investors also made capital injection to SPC. After the transaction was made, total investment by Yingli Japan was amounted to JPY 546,500 and equity interest owned by Yingli Japan decreased to 37.5%. In July 2015, Yingli Japan together with other two investors of SPC, entered into several agreement to transfer 100% of equity interest of SPC to another entity unrelated to the Company. As of December 31, 2015, due to that the share transfer has not completed, partial consideration of JPY 815,700 (RMB 42,499 equivalent) received was recorded in “Other current liabilities and accrued expenses” in Consolidated Balance Sheets. In 2016, the transaction had been completed and according to the final equity transferring contract, the consideration would be paid through five installment(with the fifth being contingent, as discussed below) and as of December 31, 2016, Yingli Japan had received the first four installment of total JPY 1,565,500 (RMB 89,197 equivalent), and a disposal gain of JPY 1,052,422 (RMB 62,830 equivalent), which was the difference between the carry value of the long term investment at the disposal date and the JPY 1,565,500 ( RMB 89,197 equivalent), was recognized in “Other Income” in the Consolidated Statements of Comprehensive Loss. The gain was mainly resulted from the unrecognized assets related to the entitlement granted to Solariant for the construction of the project assets. Since the fifth installment of JPY261,800 is contingent and won’t be paid to Yingli Japan until the project asset owned by the SPC is connected to the grid, no receivables and gain of the fifth installment was recognized in 2016. In late 2017, with the project asset successfully being connected to the grid, the fifth installment of JPY261,800 (RMB 15,281) was recognized in “Other Income” in the Consolidated Statement of Comprehensive Loss for the year ended December 31, 2017.

(e)	In June 2015, Yingli Beijing and two other entities, unrelated to the Company, established Shandong Hi-speed Yingli New Energy Co., Ltd. (“Shandong Hi-speed Yingli”). Yingli Beijing has contributed RMB 17,500 to acquire a 35% common stock equity interest. The investment is accounted for under equity method.

(f)	In August 2014. Yingli China and Zhonghe Huineng Limited Co., Ltd, unrelated to the Company, set up a joint venture called Zhonghe Yingli New Energy Co., Ltd ("Zhonghe Yingli").Yingli China has contributed RMB 20,000 to acquire a 40% common stock equity interest. The investment is accounted for under equity method. In June 2018, both partner of Zhonghe Yingli decided to liquidate the joint venture entity. In August 2018, the transaction was completed. The disposal gain of RMB 10, which was the difference between the carrying value of long-term investment in Zhonghe Yingli of RMB 11,525 as of the liquidation date, and the RMB 11,535 cash received through the liquidation, was recognized in "Other Income" in the consolidated statement of Comprehensive Loss for the year ended December 31, 2018.

Equity securities without readily determinable fair values

(g)	In February 2010, Yingli China and two other entities, unrelated to the Company, established Beijing Jingyi Green Energy Power System Engineering Co., Ltd. Yingli China contributed RMB 10,000 to acquire a 10% equity interest. In July 2011, Yingli China injected cash of RMB 1,875 while the other investors made proportional cash injection to remain the same ownership interest for each investor. The investment is accounted for under cost method. Such equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost with the amount of RMB 11,875 (US$ 1,727) as of December 31, 2018. Prior to the fiscal year of 2018, such investment were accounted for using the cost method of accounting with the amount of RMB 11,875 as of December 31, 2017.

(h)	In November 2012, Yingli China and Hainan Yingli, along with 35 other entities unrelated to the Company, participated in the establishment of Guokai Siyuan (Beijing) Investment Fund Co., Ltd. The Investment Company’s period of operation is 10 years and its principal activities are to make equity investments to key industries encouraged by the State. The Company contributed RMB 150,000 to acquire a 2.97% equity interest. The investment is accounted for under cost method. The Investment Company’s administrator is SDIC Investment and Development Fund Management Beijing Co., Ltd. Subject to the administrator’s approval and other shareholders’ preemptive rights, the Company can transfer its investment to third parties. Such equity securities without readily determinable fair values are measured and recorded using a measurement alternative that measures the securities at cost with the amount of RMB 150,000 (US$ 21,817) as of December 31, 2018. Prior to the fiscal year of 2018, such investment were accounted for using the cost method of accounting with the amount of RMB 150,000 as of December 31, 2017.

(9)	Borrowings

(a)	Current

Short-term borrowings and current instalments of long-term debt consist of the following:

	Year ended December 31,
	2017	2018
	RMB	RMB	US$

Guaranteed by bank deposits	30,000	30,000	4,363
Guaranteed by related parties	4,508,449	4,625,600	672,766
Guaranteed by property, plant and equipment	1,567,107	1,562,186	227,211
Guaranteed by third parties	34,000	-	-
Unsecured loans	312,466	353,466	51,409
Subtotal of short-term borrowings*	6,452,022	6,571,252	995,749
Current portion of long-term debts (note 9(b))*	2,197,985	2,357,324	342,859
Current portion of medium-term notes (note (10))	1,757,000	1,757,000	255,545
Total short-term borrowings and current portion of long-term debt	10,407,007	10,685,576	1,554,153

*Short-term borrowings and current portion of long-term debts consist of the following:

	Year ended December 31,
	2017	2018
	RMB	RMB	US$
Short-term borrowings:
No breach of loan covenants or no triggering cross default	2,361,418	2,356,796	342,782
In breach of loan covenants or triggering cross default with no waivers from banks	4,090,604	4,214,456	612,967
	6,452,022	6,571,252	955,749

Current portion of long-term debts
No breach of loan covenants or no triggering cross default	105,980	158,135	23,000
In breach of loan covenants and no waiver received from banks	2,052,538	2,096,927	304,985
In breach of loan covenants with waivers received from banks	39,467	102,262	14,874
	2,197,985	2,357,324	342,859

As of December 31, 2018, except for three long-term borrowings reclassified from non-current portion to current portion due to breach of loan covenants with no waiver received from the banks (refer to note (9)(b)), the Company and its subsidiaries had 54 outstanding short-term borrowings and current portion of long-term debts classified as current liabilities with financial covenants,18 out of 54 were in breach of the financial covenants with an aggregate principal amount of RMB 3,882,480 (US$ 564,683). All these loans were borrowed by Yingli China and Tianjin Yingli and the financial covenants breached were regarding the current ratio, quick ratio, debt-to-asset ratio and debt coverage ratio of Yingli China and the debt-to asset ratio of Tianjin Yingli. Given the original terms of these loans would have matured in the near term and considering the Company’s continued need for short-term financing, the Company has focused on negotiating with the banks for the extension of these loans and did not request any separate waiver for breach of financial covenants. As of December 31, 2018, notwithstanding the failure of Yingli China and Tianjin Yingli to satisfy the relevant loan covenants in the original agreements, the banks, which were fully aware of the financial condition of Yingli China and Tianjin Yingli, agreed to extend the terms of certain of these loans by an additional one year upon their maturity with the existing financial covenants. Among the 18 loans mentioned above, the terms of 16 loans had been extended by written agreements between the banks and Yingli China and Tianjin Yingli by year ended December 31, 2018, except two loans which were borrowed in 2011 and 2017. All the loans mentioned above were classified as current liabilities as of December 31, 2018 because they were in breach of loan covenants both before and after extension.

As of December 31, 2018, the breach of financial covenants mentioned above did not trigger any other cross-default provision under any loan of the Company and its subsidiaries. The Company and its subsidiaries did not have any cross-default triggered under any of their loans classified as non-current liabilities due to any other reason either.

As of December 31, 2018, because Yingli China failed to repay an amount of RMB 821,006 (US$ 119,410) of 6 loans when such repayments became due in 2018, such payment default triggered cross-defaults under Yingli China's 13 other loans classified as current liabilities with aggregate principal amount of RMB 1,600,423 (US$232,772). In addition, Hainan Yingli failed to repay one loan with principal amount of RMB 99,089 (US$ 14,412) upon its maturity in November 2015, and such payment default triggered cross-defaults under Hainan Yingli's 2 other loans classified as current liabilities with aggregate principal amount of RMB 37,901 (US$ 5,512). All the loans mentioned above were classified as current liabilities as of December 31, 2018 because they either had payment defaults or cross-defaults. In subsequent period, Yingli China and Hainan Yingli are still in negotiation with the banks to extend the terms.

Short-term borrowings outstanding (including the current portion of long-term debt) as of December 31, 2017 and 2018 bore a weighted average interest rate of 4.91% and 4.77% per annum, respectively. All short-term borrowings mature and expire at various times within one year.

(b)	Non-current

	Year ended December 31,
	2017	2018
	RMB	RMB	US$
Long-term debt and medium-term notes:
Secured loans from China Development Bank	2,887,345	2,961,839	430,782
Guaranteed by related parties	29,000	-	-
Secured by multiple assets	201,932	192,342	27,975
Medium-term notes (note (10))	1,757,000	1,757,000	255,545
	4,875,277	4,911,181	714,302
Less: current portion	(3,954,985)	(4,114,324)	(598,404)
Total long-term debt and medium-term notes	920,292	796,857	115,898

As of December 31, 2017 and 2018, long-term debts that were in breach and no breach of loan covenants as following:

	Year ended December 31,
	2017	2018
	RMB	RMB	US$
Long-term debt:
In breach of loan covenants with waivers from banks	641,005	604,785	87,962
No breach of loan covenants	279,287	192,072	27,936
Total long-term debt	920,292	796,857	115,898

Long-term loans that breached certain loan covenants as of December 31, 2018 with no waiver obtained:

In October 2011, Tianjin Yingli borrowed an eight-year RMB 350,000 loan from China Development Bank at an interest rate of the five-year Renminbi benchmark loan rate per annum (the “Tianjin Yingli RMB Loan”). The loan is guaranteed by property, plant and equipment. The company withdrew RMB 350,000 (US$ 50,905) by the end of December 31, 2018. The original repayment schedule in October 2011 was RMB 25,000 due in October 2013, RMB 25,000 due in February 2014, RMB 20,000 in August 2014, RMB 20,000 due in February 2015, RMB 5,000 due in August 2015, RMB 5,000 due in February 2016, RMB 30,000 due in August 2016, RMB 30,000 due in February 2017, RMB 40,000 due in August 2017, RMB 40,000 due in February 2018, RMB 34,000 due in August 2018, RMB 35,000 due in February 2019, RMB 41,000 due in October 2019. The company made three agreements with the bank to renew the repayment schedules in April 2016, July 2017 and September 2018, respectively. Based on the most updated amendment, the new repayment schedule was RMB 36,200 due in August 2019, RMB 36,200 due in February 2020, RMB 36,200 due in August 2020, RMB 36,200 due in February 2021, RMB 36,200 due in August 2021, RMB 36,200 due in February 2022, and RMB 36,140 due in October 2022. No other key terms were changed in these amendments.

The loan agreement for the Tianjin Yingli RMB Loan required Tianjin Yingli to maintain a debt-to-asset ratio (calculated as total liabilities divided by total assets) of no more than 80%. As of December 31, 2018, Tianjin Yingli was in breach of the financial covenant to maintain a debt-to-asset ratio of less than 80% and failed to obtain a waiver from the bank. Thus, the Tianjin Yingli RMB Loan of RMB 217,140 (US$ 31,582) was reclassified as short-term loan since it may have the risk of being recovered by the China Development Bank at any time according to the terms in the contract.

In November 2011, Hainan Yingli New Energy Resources Co., Ltd, (“Hainan Yingli”) entered into an eight-year RMB 900,000 loan agreement with China Development Bank at an interest rate of the five-year Renminbi benchmark loan rate per annum (the “Hainan Yingli RMB Loan”). The loan is guaranteed by property, plant and equipment. In May 2013, Hainan Yingli entered into an amendment to increase this loan credit limit by RMB 282,150. The company withdrew RMB 1,182,150 (US$ 171,937) by the end of December 31, 2018. The original repayment schedule was RMB 90,800 due in July 2013, RMB 90,800 due in November 2013, RMB 90,800 due in May 2014, RMB 90,800 due in November 2014, RMB 90,800 due in May 2015, RMB 90,800 due in November 2015, RMB 90,800 due in May 2016, RMB 90,800 due in November 2016, RMB 90,800 due in May 2017, RMB 90,800 due in November 2017, RMB 90,800 due in May 2018, RMB 90,800 due in November 2018 and RMB 92,550 due in July 2019. In November 2015, March 2016 and May 2018, Hainan Yingli made three agreements with the bank to renew the repayment schedules. According to the most updated agreement in May 2018 with the total unrepaid amount of RMB 727,150 the amended repayment schedule was RMB 100 due in May 2018, RMB 100 due in November 2018, RMB 100,000 due in May 2019, RMB 100,000 due in November 2019, RMB 100,000 due in May 2020, RMB 100,000 due in November 2020, RMB 100,000 due in May 2021, RMB 100,000 due in November 2021 and RMB 126,950 due in July 2020. No other key terms were changed in these two amendments. According to the third amendment of the loan agreement, the company repaid RMB 200 that was due in 2018.

The loan agreement for the Hainan Yingli RMB Loan required that total amount of Hainan Yingli’s guarantee for the third party must not exceed 30% of its net asset only if it get a permission from the bank in advance. As of December 31, 2018, Hainan Yingli was in breach of the loan covenants to maintain its guarantee amount of no more than 30% of its net asset and failed to obtain a waiver from the bank. Thus, the Hainan Yingli RMB Loan of RMB 526,950 (US$ 76,642) was reclassified as short-term loan since it may have the risk of being recovered by the China Development Bank at any time according to the terms in the contract.

In March 2012, Hainan Yingli entered into a seven-year US$ 135,000 loan agreement with China Development Bank at an interest of the 3-month LIBOR plus 5% per annum (the “Hainan Yingli USD Loan”). The company withdrew US$ 135,000 (RMB 928,193) by the end of December 31, 2018 under this agreement. The loan is guaranteed by property, plant and equipment. The original repayment schedule in March 2012 was US$ 10,600 due in July 2013, US$ 10,600 due in November 2013, US$ 10,600 due in May 2014, US$10,600 due in November 2014, US$ 10,600 due in May 2015, US$ 10,600 due in November 2015, US$ 10,600 due in May 2016, US$ 10,600 due in November 2016, US$ 10,600 due in May 2017, US$ 10,600 due in November 2017, US$ 10,600 due in May 2018, US$ 10,600 due in November 2018 and US$ 7,800 due in July 2019. In November 2015, March 2016 and May 2018, Hainan Yingli made three agreements with the bank to renew the repayment schedules. According to the most updated agreement with the total unrepaid amount of US$ 81,780, the amended repayment schedule was US$ 30 due in May 2018, US$ 30 due in November 2018, US$ 11,500 due in May 2019, US$ 11,500 due in November 2019, US$ 11,500 due in May 2020, US$ 11,500 due in November 2020, US$ 10,000 due in May 2021, US$ 10,000 due in November 2021 and US$15,720 due in July 2022. No other key terms were changed except that in the second agreement entered into in March 2016, the interest rate was modified from the 3-month LIBOR plus an additional surcharge of 5% of the interest rate per annum to 3-month LIBOR plus an additional surcharge of 4% of the interest rate per annum. According to the most updated amendment of the loan agreement, the company repaid US$ 60 in 2018.

The loan agreement for the Hainan Yingli USD Loan required that the amount of Hainan Yingli’s loans must not exceed the 10% of its net asset only if it get a permission from the bank in advance. As of December 31, 2018, Hainan Yingli was in breach of the financial covenants to maintain its loan amount of no more than 10% of its net asset and failed to obtain a waiver from the bank. Thus, the Hainan Yingli USD Loan of US$ 58,720 (RMB 403,729) was reclassified as short-term loan since it may have the risk of being recovered by the China Development Bank at any time according to the terms in the contract.

In May 2011, Yingli China entered into a 42-month RMB 1,160,000 loan agreement with Bank of China and China Citic Bank at an interest rate of the three-five year Renminbi benchmark loan rate plus an additional surcharge of 5% of the interest rate per annum. By the end of December 31, 2018, the company withdrew RMB 481,000 (US$ 69,959). The loan is guaranteed by Yingli Green Energy and Yingli Group. Out of the loan of RMB 164,300, loan with RMB 20,000 due in November 2015 was extended to May 2016 based on the first amendment of the loan agreement entered into in November 2015. Based on the second amendment of the loan agreement entered into in June 2016, total loan of RMB 164,300 and interest due in May 2016 was extended to May 2017. Based on the third amendment of the loan agreement entered into in November 2017, total loan of RMB 164,300 and interest due in May 2017 was extended to November 2018.

In 2018, however, Yingli China failed to extend the repayment schedule. As of December 31, 2018, the total principal amount of RMB 164,300 (US$ 23,896) is of current portion.

In May 2010, Hainan Yingli entered into a five-year RMB 180,000 loan agreement at an interest rate of the three-five year Renminbi benchmark loan rate per annum with Industrial and Commercial Bank of China Limited. The loan is guaranteed by the company and repayable in semi-annual instalment of RMB 20,000 starting from August 2011. Based on the first amendment of the loan agreement entered into in December 2015, loan of RMB 14,000 that was due in September 2015 was extended to September 2016. In addition, the interest rate was modified from the three-five year Renminbi benchmark loan rate per annum to five-year Renminbi benchmark loan rate plus an additional surcharge of 10% per annum. Based on the second amendment of the loan agreement entered into in September 2016, the amended repayment schedule was RMB 2,000 due in March 2017, RMB 2,000 due in June 2017 and RMB 10,000 due in September 2017. In addition, the interest rate was modified from five-year Renminbi benchmark loan rate plus an additional surcharge of 10% per annum to the five-year Renminbi benchmark loan rate. Based on the third amendment of the loan agreement entered into in October 2017, the amended repayment schedule was RMB 2,000 due in March 2018, RMB 2,000 due in June 2018 and RMB 10,000 due in September 2018. Based on the fourth amendment of the loan agreement entered into in September 2018, the amended repayment schedule was RMB 14,000 due in September 2019. As of December 31, 2018, the current and non-current portion of this long-term borrowing was RMB 14,000 (US$ 2,036) and nil, respectively.

The loan agreement for the Hainan Yingli RMB loan stated that it would trigger cross default if there exists any overdue debts for Hainan Yingli. As of December 2018, Hainan Yingli failed to repay a principal amount of RMB 99,089 (US$ 14,412).

In April 2013, Yingli China entered into a three-year US$55,000 loan agreement with China Development Bank at an interest rate of the 6-month LIBOR plus 5.2% per annum. By the end of December 31, 2018, the company withdrew US$ 55,000 (RMB 378,153) under this agreement. Based on the amendment of the loan agreement entered into in March 2016, the term of the loan with a balance of US$ 55,000 that was due in April 2016 was extended to April 2017. In addition, the interest rate was modified from the 6-month LIBOR plus an additional surcharge of 5.2% of the interest rate per annum to the 6-month LIBOR plus an additional surcharge of 2.5% of the interest rate per annum. Based on the second amendment of the loan agreement entered into in April 2017, the term of the loan with a balance of US$ 55,000 that was due in April 2017 was extended to April 2018. Based on the third amendment of the loan agreement entered into in April 2018, the term of the loan with a balance of US$ 55,000 that was due in April 2018 was extended to April 2019. As of December 31, 2018, the current and non-current portion of this long-term borrowing is US$ 55,000 (RMB 378,153) and nil, respectively.

The loan agreement for the Yingli China USD loan required that debt-to-asset ratio must not exceed 90%. As of December 2018, Yingli China was in breach of the financial covenants to maintain its debt-to-asset ratio.

Long-term loans that breached certain loan covenants as of December 31, 2018 with waivers obtained

In October 2011, Tianjin Yingli New Energy Resources Co., Ltd, (“Tianjin Yingli”) borrowed an eight-year US$ 100,000 loan from China Development Bank at an interest rate of 6-month LIBOR plus 5.2% per annum. The loan is guaranteed by property, plant and equipment (the “Tianjin Yingli USD Loan”). The company withdrew US$ 100,000 (RMB 687,550) by the end of December 31, 2017. The original repayment schedule in October 2011 was US$ 5,000 due in October 2013, US$ 8,000 due in February 2014, US$ 8,000 due in August 2014, US$ 9,000 due in February 2015, US$ 9,000 due in August 2015, US$ 9,000 due in February 2016, US$ 9,000 due in August 2016, US$ 9,000 due in February 2017, US$ 9,000 due in August 2017, US$ 10,000 due in February 2018, US$ 5,000 due in August 2018, US$ 5,000 due in February 2019, US$ 5,000 due in October 2017. From November 2015 to September 2018, Tianjin Yingli made four agreements with the bank to renew the repayment schedules. And based on the fourth amendment entered into in September 2018 with the total unrepaid amount of US$ 69,720, the amended repayment schedule was US$ 10,000 due in October 2019, US$ 10,000 due in April 2020, US$ 10,000 due in October 2020, US$ 10,000 due in April 2021, US$ 10,000 due in October 2021, US$ 10,000 due in April 2022, US$ 9,720 due in October 2022. No other key terms were changed in these amendments except that in the second amendment entered into in April 2016, the interest rate was modified from 6-month LIBOR plus 5.2% per annum to 6-month LIBOR plus 4.5% per annum. The company repaid US$ 20 in April 2018 according to the third repayment schedule. As of December 31, 2018, the current and non-current portion of this long-term borrowing was US$ 10,000 (RMB 68,755) and US$ 59,720 (RMB 410,605), respectively.

The loan agreement for the Tianjin Yingli USD Loan required Tianjin Yingli to maintain a current ratio (calculated as total current assets divided by total current liabilities) of no less than 60%, quick ratio (calculated as total current assets minus inventory and then divided by total current liabilities) of no less than 50%, debt-to-asset ratio (calculated as total liabilities divided by total assets) of no more than 80%, debt coverage ratio (calculated as cash available for debt servicing during the period divided by interest and principal payments during the period) of no less than 150% and interest coverage ratio (calculated as cash available for interest payment during the period divided by interest and other fees payable during the period) of no less than 150%. As of December 31, 2018, Tianjin Yingli was in breach of the financial covenant to maintain a debt-to-asset ratio of less than 80%. China Development Bank granted a written waiver to Tianjin Yingli which waived the requirement regarding Tianjin Yingli’s debt-to-asset ratio until the end of the contract term. The waiver did not impose any new financial covenant or require any prepayment.

In October 2011, Hengshui Yingli New Energy Resources Co., Ltd. (“Hengshui Yingli”) entered into an eight-year US$ 50,000 loan agreement with China Development Bank at an interest of 6-month LIBOR plus 5.8% per annum and subject to adjustment annually (the “Hengshui Yingli USD Loan”). The loan is guaranteed by property, plant and equipment. By the end of December 31, 2018, the company withdrew US$ 50,000 (RMB 343,775). The original repayment schedule was US$ 3,000 due in December 2012, US$ 1,500 due in June 2013, US$ 1,500 due in December 2013, US$ 3,000 due in June 2014, US$ 3,000 due in December 2014, US$ 3,000 due in June 2015, US$ 3,000 due in December 2015, US$ 4,000 due in June 2016, US$ 4,000 due in December 2016, US$ 4,000 due in June 2017, US$ 4,000 due in December 2017, US$ 4,000 due in June 2018, US$ 4,000 due in December 2018, US$ 4,000 due in June 2019, US$ 4,000 due in October 2019. From December 2015 to June 2018, Hengshui Yingli made four agreements with the bank to renew its repayment schedules. And based on the fourth amendment entered into in June 2018 with the total unrepaid amount of US$ 34,400, the amended repayment schedule was US$ 1,000 due in June 2018, US$ 100 due in December 2018, US$ 2,900 due in June 2019, US$ 2,000 due in December 2019, US$ 4,000 due in June 2020, US$ 4,000 due in December 2020, US$ 5,000 due in June 2021, US$ 5,000 due in December 2021, US$ 5,200 due in June 2022 and US$ 5,200 due in October 2022. No other key terms were changed in these amendments except that in the second amendment entered into in March 2016, the interest rate was modified from 6-month LIBOR plus 5.8% per annum to 6-month LIBOR plus 4.5% per annum. The company repaid US$ 1,100 in 2018 according to the most updated repayment schedule. As of December 31, 2018, the current and non-current portion of this long-term borrowing was US$ 4,900 (RMB 33,690) and US$ 28,400 (RMB 195,264), respectively.

The loan agreement for the Hengshui Yingli USD Loan required Hengshui Yingli to maintain a debt-to-asset ratio (calculated as total liabilities divided by total assets) of no more than 75% and debt coverage ratio (calculated as cash available for debt servicing during the period divided by interest and principal payments during the period) of no less than 130%. As of the December 31, 2018, Hengshui Yingli was in breach of the financial covenant to maintain a debt-to-asset ratio of no more than 75%. China Development Bank granted a written waiver to Hengshui Yingli which waived the requirement regarding Hengshui Yingli’s debt-to-asset ratio under the loan agreement until the end of the contract term. The waiver did not impose any new financial covenant or require any prepayment.

Long-term loans that did not breach loan covenants as of December 31, 2018

In December 2008, Yingli China entered into an eight-year US$ 70,000 loan agreement at an interest rate of 6-month LIBOR plus 6% per annum with China Development Bank. The loan is guaranteed by Tianwei Yingli and Mr. Liansheng Miao, the Company’s chairman and CEO, and secured by Yingli China’s property, plant and equipment. The loan is repayable in annual instalment of US$ 8,000 for the first two years and US$ 9,000 for the remaining six years, respectively, commencing in December 2009. In December 2015, out of US$ 18,000 that was due, the company repaid US$ 50, and the remaining portion of US$ 17,950 was extended to December 2016 based on the first amendment of loan agreement entered into in December 2015. Based on the second amendment of the loan agreement entered into in June 2016, the amended repayment schedule was US$ 50 due in December 2017, US$ 8,920 due in December 2018 and US$ 8,930 due in December 2019. In addition, the interest rate was modified from 6-month LIBOR plus 6% per annum to 6-month LIBOR plus 3.5% per annum. The company repaid US$ 50 in December 2017 according to the repayment agreement. Based on the third amendment of loan agreement entered into September 2018, the amended repayment schedule was US$ 50 due in December 2018, US$ 17,800 due in December 2019. The company repaid US$ 50 in December 2018 according to the most updated repayment agreement. As of December 31, 2018, the current and non-current portion of this long-term borrowing was US$ 17,800 (RMB 122,384) and nil respectively.

In May 2012, Hengshui Yingli entered into an eight-year RMB 255,000 loan agreement with China Development Bank at an interest of the five-year Renminbi benchmark loan rate plus an additional surcharge of 10% per annum and subject to adjustment annually. The loan is guaranteed by Yingli China. The company withdrew RMB 255,000 (US$ 37,088) by the end of December 31, 2018 under this agreement. The original repayment schedule was RMB 5,000 due in June 2013, RMB 5,000 due in December 2013, RMB 8,000 due in June 2014, RMB 8,000 due in December 2014, RMB 10,000 due in June 2015, RMB 10,000 due in December 2015, RMB 15,000 due in June 2016, RMB 15,000 due in December 2016, RMB 20,000 due in June 2017, RMB 20,000 due in December 2017, RMB 25,000 due in June 2018, RMB 25,000 due in December 2018, RMB 30,000 due in June 2019, RMB 30,000 due in December 2019 and RMB 29,000 due in May 2020. From December 2015 to September 2018, the company made five agreements with the bank to renew the repayment schedules. According to the fourth amendment in June 2018 with the total unrepaid amount of RMB 216,000, the amended repayment schedule was RMB 1,500 in June 2018, RMB 1,500 due in December 2018, RMB 16,500 due in June 2019, RMB 16,500 due in December 2019, RMB 30,000 due in June 2020, RMB 30,000 due in December 2020, RMB 30,000 due in June 2021, RMB 30,000 due in December 2021, RMB 30,000 due in June 2022 and RMB 30,000 due in October 2022. The company repaid RMB 1,500 according to the fourth amendment. According to the fifth amendment in September 2018 with the total unrepaid amount of RMB 214,500, the amended repayment schedule was RMB 500 due in December 2018, RMB 17,000 due in June 2019, RMB 17,000 due in December 2019, RMB 30,000 due in June 2020, RMB 30,000 due in December 2020, RMB 30,000 due in June 2021, RMB 30,000 due in December 2021, RMB 30,000 due in June 2022 and RMB 30,000 due in October 2022. The company repaid RMB 500 according to the fifth repayment schedule. No other key items were changed in these agreements except that in the second amendment entered into in March 2016, the interest rate was modified from five-year Renminbi benchmark loan rate plus an additional surcharge of 10% of the interest rate per annum to the five-year Renminbi benchmark loan rate per annum with no surcharge As of December 31, 2018, the current and non-current portion of this long-term borrowing was RMB 34,500 (US$ 5,018) and RMB 180,000 (US$ 26,180), respectively.

All amendments mentioned above are not considered to be trouble debt restructuring because they don't meet the condition of lenders offering concession to the Company.

 Long-term Loan repaid or settled for the years ended December 31, 2016, 2017 and 2018

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

In November 2013, Hutubi Yingli Sunshine New Resources Co. Ltd. (“Yingli Hutubi”) entered into a five-year RMB 22,500 loan agreement with Xinjiang Tianshan Rural Commercial Bank at a fixed interest rate of 6.4%. This loan is guaranteed by equivalent bank deposits. By the end of December 31, 2017, the company withdrew RMB 22,500 under this agreement. The company repaid total RMB 800 from 2014 to 2017 according to the repayment schedule. As of December 31, 2018, the remaining portion was fully repaid.

In November 2013, Yingli Hutubi entered into a six-year RMB 55,000 loan agreement with Xinjiang Tianshan Rural Commercial Bank at a fixed interest rate of 7.9%. This loan is guaranteed by Yingli Group and secured by solar panels having a market value of RMB 68,800 (US$10,007). By the end of December 31, 2017, the company withdrew RMB 55,000 under this agreement. The company repaid total RMB 40,000 from 2014 to 2017 according to the repayment schedule. As of December 31, 2018, the remaining portion was fully repaid.

According to the repayment schedules agreed with the banks, future principal payments under the above long-term borrowings as of December 31, 2018 are as follows

Year ended December 31,	RMB	US$
2019	4,114,324	598,404
2020	254,126	36,961
2021	267,876	38,961
2022	268,724	39,084
2023	2,028	295
Thereafter	4,103	597
Total	4,911,181	714,302

(10)	Medium-term notes

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

On October 13, 2015, total amount of principal and interests of the first tranche medium-term notes due was RMB 1,000.0 million and RMB 57.0 million, respectively. Tianwei Yingli repaid RMB 700.0 million, with the remaining principal of RMB 357.0 million unpaid. According to the meeting held among all holders of medium-term notes (the “MTN holders”) on November 11, 2015, the Company promised to repay the remaining balance. An additional penalty charge, which was calculated on the daily basis of 0.021% of the total amount of principal overdue, would be paid by the Company due to the Company’s failure to repay the medium-term notes on time. The penalty charge was recorded under “Interest payable”. As of December 31, 2018, the Company still had not repaid the remaining principal of RMB 357.0 million (US$ 51.9 million), and the total penalty charge accrued was RMB 87.0 million (US$ 12.7 million).

On May 10, 2011, the second tranche of the medium-term notes with a principal amount of RMB 1,400,000, or the Second Tranche Issue, was issued. The Second Tranche Issue bears a fixed annual interest rate of 6.15%. Tianwei Yingli failed to repay these medium term notes when they became due on May 12, 2016. As of December 31, 2018, Tianwei Yingli still had not repaid the principal of RMB 1,400,000. In the meanwhile, the total interest payables and penalty charge accrued was RMB 382,541 (US$ 55,638), which was recorded under “Interest payable”.

The Company cannot assure, however, that it will always be successful in persuading all of its creditors to observe such voluntary forbearance.

In September 2017, one of the MTN holders (the “Note Holder A”) filed a lawsuit against Tianwei Yingli in a PRC court to recover the amount due under such MTNs. The claimed principal amount of the MTNs held by the MTN Holder is RMB 65.7 million, representing approximately 3.7% of the total amount of the MTNs that are still outstanding. The MTN Holder claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB 74.4 million and bear costs relating to the lawsuit. Tianwei Yingli has been vigorously defending its rights in court while continuing to seek a mutually beneficial solution out of court. On May 18, 2018, the court has ruled that, Tianwei Yingli should repay the remaining principle and overdue penalty of the MTNs, held by the Note Holder A, to the Note Holder A. In October 2018, the Company announced that Tianwei Yingli has withdrawn its appeal to a PRC court's sentence, which ruled that Tianwei Yingli should repay principle, related interest, and overdue penalty of the medium-term notes ("MTNs") due October 13, 2015 and May 12, 2016 issued by Tianwei Yingli to one of the holders of those MTNs as described in the Company's announcement dated on May 18, 2018. The principal amount of the MTNs held by the Note Holder as recognized by the court was RMB 65.7 million, representing approximately 3.7% of the total amount of those MTNs that are still outstanding. The overdue penalties recognized by the court would be calculated at a daily penalty interest rate of 0.021% and will continue to accrue before actual payment thereof. Tianwei Yingli plans to continue to communicate with the Note Holder regarding a feasible payment scheme to satisfy the court judgment.

In April 2018, December 2018 and January 2019, three of the other holders (the Note Holders B, C and D) filed lawsuits against Tianwei Yingli separately in different PRC courts, covering principal amounts of RMB 110 million, RMB 60 million, and RMB 300 million, representing approximately 6.3%, 3.4% and 17.1% of the total amount of the MTNs, that are still outstanding. The Note Holder B claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB 134.0 million and bear costs relating to the lawsuit. The Note Holder C claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB 76.0 million and bear costs relating to the lawsuit. The Note Holder D claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB 434.4 million and bear costs relating to the lawsuit. On April 12, 2019, a PRC court made a judgment that Tianwei Yingli should repay principal and interest in the aggregate amount of RMB 318 million as well as overdue penalty (calculated at the daily interest rate of 0.021% for the period from May 13, 2016 until full repayment of the principal and interest) to Note Holder D and bear majority of costs relating to the lawsuit. In addition, on April 16, 2019, another PRC court made a judgment that Tianwei Yingli should repay principal, interest, and part of the overdue penalty in the aggregate amount of RMB 76 million as well as further overdue penalty (calculated at the daily interest rate of 0.021% for the period from November 17, 2018 until full repayment of the principal and interest) to Note Holder C and bear costs relating to the lawsuit. The Company decided not to appeal the two judgments in favor of Note Holder C and D. The lawsuit filed by Note Holder B is ongoing, and the Company has not received any effective judgment for the lawsuit yet.

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

(11)	Payables to non-controlling interests

In November 2012, a third party (“Party A”) contributed RMB 100,000 to Hainan Yingli to acquire 5.825% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 100,000 plus 5% annual interest in 5 years. The contribution made by Party A was recorded as a liability. In November 2017, Yingli China failed to repurchase the equity interest from the investor. As of December 31, 2018, Yingli China still did not pay the RMB 100,000. The RMB 100,000 payment obligation together with interest payables accrued of RMB 30,508 (US$ 4,437) was recorded under "Payables to non-controlling interest holders" in the Consolidated Balance Sheets. The Company is still in negotiation with the third Party about the extension of the payment schedule under the relevant agreements.

In August 2013, another third party (“Party B”) contributed RMB 100,000 to Hainan Yingli to acquire 5.50% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 100,000 plus 6.15% annual interest in 2 years. The contribution made by Party B was recorded as a liability. In August 2015, Yingli China failed to repurchase the equity interest from the investor. As of December 31, 2018, Yingli China still didn’t pay the RMB 100,000. The RMB 100,000 payment obligation together with interest payables accrued of RMB 41,345 (US$ 6,013) were recorded under “Payables to non-controlling interest holders” in the Consolidated Balance Sheets.

In January 2019, Party B filed a lawsuit against Yingli China, claiming the overdue above equity interest with amount of RMB 100,000 and related interest. Please refer to note 23(b) Contingencies for details.

In November 2015, Party B contributed a land use right with fair value of RMB 728,116 to Hainan Yingli to acquire 21.84% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 728,116 plus benchmark interest rate within 2 months to 10 years, among which, RMB 23,000 would be paid within two months, RMB 82,000 would be paid within 3 year, and the remaining of RMB 623,116 would be paid within 10 years. Because of Yingli China’s contractual obligations to purchase the equity interests from these investors, the equity contributions made by the investors plus accrued interest have been recorded as liabilities. This land use right was subsequently disposed by Hainan Yingli in December 2015(refer to note 6). As in substance the whole arrangement is financing, proceeds received from the disposal were presented as financing activities.

In January 2016, Yingli China failed to repurchase the first instalment of RMB 23,000 with related interest. The principal of RMB 23,000 was then paid in June 2016. The related accrued interest and penalty of RMB 1,469 was recorded in “Payables to non-controlling interest holders” in the Consolidated Balance Sheets as of December 31, 2017. In November 2018, Yingli China failed to repurchase the second instalment of RMB 82,000 with related interest. The accrued interest of RMB 12,142 (US$ 1,766) together with related penalty of RMB 1,353 (US$ 197) was recorded in “Payables to non-controlling interest holders” in the Consolidated Balance Sheets as of December 31, 2018.

In January 2019, Party B also filed a lawsuit against Yingli China, claiming the overdue portion of above equity interest with amount of RMB 82,000, and the interest and penalty mentioned above. Please refer to note 23(b) Contingencies for details.

As of December 31, 2018, the total repurchase obligation to Party B together with interest and penalty accrued recorded under current and non-current payables was RMB 238,309 (US$34,660) and RMB 715,353 (US$104,044), respectively.

In January 2016, a third party (“Party C”) contributed RMB 23,000 to Hainan Yingli to acquire 0.90% equity interest of Hainan Yingli. Pursuant to the agreement between Yingli China and the investor, Yingli China is obligated to repurchase such equity interest from the investor in the amount of RMB 23,000 plus 19% aggregate interest in 5 years.

Based on the above repurchase schedule, including principal, interest and penalty of RMB 350,604 (including RMB 259,452 past due) and RMB 368,817 (US$ 53,642)(including principal of RMB 282,000 (US$ 41,015) and interests and penalties of RMB 86,817 (US$ 12,627)) have been recorded in “Payables to non-controlling interest holders”, RMB 707,820 and RMB 738,353 (US$ 107,389))(including principal of RMB 646,116 (US$ 93,974) and interests and penalties of RMB 92,237 (US$ 13,415)) have been recorded in “Long-term payables to non-controlling interest holders” in the Consolidated Balance Sheets as of December 31, 2017 and 2018, respectively.

According to the repurchase schedules agreed with the parties mentioned above, future principal payments under the agreements above as of December 31, 2018 are as follows:

Year ended December 31,	RMB	US$
2019	282,000	41,015
2020	-	-
2021	23,000	3,345
2022	-	-
2023	-	-
Thereafter	623,116	90,629
Total	928,116	134,989

(12)	Treasury Stock

On September 30, 2011, the Company announced that a share repurchase program has been authorized by its board of directors. Under the terms of the approved program, Yingli Green Energy may repurchase up to US$100 million worth of its issued and outstanding American Depositary Shares (“ADSs”) from time to time over the next 12 months in the open market or in negotiated transactions, subject to market conditions and other factors, as well as relevant rules under the Securities Exchange Act of 1934, as amended. As of December 31, 2011, the Company had repurchased 5,567,021 outstanding ADSs (equivalent to 5,567,021 ordinary shares) from the open market for a total consideration of RMB 123.8 million under the share repurchase program. In 2012, additional 159,687 outstanding ADSs (equivalent to159, 687 ordinary shares) were repurchased from open market for a total consideration of RMB 3.5 million under the share repurchase program. There was no share repurchase in 2016, 2017 and 2018. After ADS ration change as discussed in December 2016, as of December 31, 2018, 572,671 outstanding ADSs (equivalent to 5,726,708 ordinary shares) were repurchased total.

(13)	Non-Controlling Interests

Non-controlling interests are summarized as follows:

	December 31,
	2017	2018
	RMB	RMB	US$

Non-controlling interests in Tianwei Yingli (a)	1,047,686	1,025,559	149,161
Non-controlling interests in Hainan Yingli (b)	-	-	-
Non-controlling interests in Yingli Lixian	(15,450)	(19,253)	(2,800)
Non-controlling interests in Yingli Shenzhen (c)	-	-	-
Non-controlling interests in Yingli Greece (d)	(26,102)	-	-
Non-controlling interests in other subsidiaries	(15,887)	(17,170)	(2,497)
	990,247	989,136	143,864

Non-controlling interests excludes those classified as a liability as discussed in Note (11)

The movements of non-controlling interests during the years ended December 31, 2016, 2017 and 2018 are as follows:

	For the Years Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB

Balance at beginning of year	1,227,533	1,156,178	990,247

Net loss attributable to non-controlling interests	(21,315)	(132,830)	(40,959)
Currency translation adjustments of subsidiaries	11,240	(9,725)	8,640
Purchase of non-controlling interest (b)	(60,537)	(23,376)	(51)
Disposal of a subsidiary (d)	(743)	-	31,259
Balance at the end of year	1,156,178	990,247	989,136

(a)	Prior to FY 2014, Baoding Tianwei Baobian Electric Co., Ltd. (“Tianwei Baobian”), a third party, held 25.99% equity interest in Tianwei Yingli. In May 2014, the Company, Baoding Tianwei Group Co., Ltd.(“ Tianwei Group”, another third party unrelated to the Company), and Tianwei Baobian entered into a new joint venture contract and Tianwei Baobian transferred 7% equity interest in Tianwei Yingli to Tianwei Group. Under a Sino-foreign equity joint venture company contract with Tianwei Baobian and Tianwei Group, it provides that Tianwei Baobian and/or Tianwei Group will have a right to swap the shares of the Company with the all but not part shares of the non-controlling interest in Tianwei Yingli. The terms of the swap will be discussed separately at the time of the swap. The Company does not account for such share swap until a separate agreement is signed that clearly states the terms and basis of the share swap between the non-controlling shareholders and the Company. Tianwei Baobian and/or Tianwei Group may exercise this subscription right after certain conditions are satisfied following the completion of the Company’s IPO. Tianwei Baobian and/or Tianwei Group’s subscription rights to subscribe for newly issued ordinary shares of the Company in exchange for all but not part of Tianwei Baobian and/or Tianwei Group’s equity interest in Tianwei Yingli did not have an effect on earnings per share as these rights are contingent upon Tianwei Baobian and/or Tianwei Group obtaining all necessary approvals from relevant PRC government authorities for acquiring the Company’s ordinary shares in the future. As of December 31, 2017, Tianwei Baobian and/or Tianwei Group haven’t exercised this subscription right.

Subject to applicable laws in the PRC, the Cayman Islands, any jurisdiction in which the Company’s ordinary shares are listed and any jurisdiction in which a qualified securities exchange is located and further subject to the listing rules of such exchange, Tianwei Baobian and/or Tianwei Group may exercise the subscription right by sending a written notice to the Company within one month following the first date on which all conditions listed above are satisfied, accompanied by copies of related approvals and opinion of counsel. Prior to exercising its subscription right, Tianwei Baobian and/or Tianwei Group is required to retain an asset valuation firm reasonably acceptable to the Company to obtain a valuation of Tianwei Baobian and/or Tianwei Group’s equity interest in Tianwei Yingli in accordance with internationally accepted valuation methods and relevant PRC laws and regulations. The valuation report will need to be acknowledged by both Tianwei Baobian and/or Tianwei Group and the Company. The number of the Company’s new ordinary shares that the Company is obligated to issue to Tianwei Baobian and/or Tianwei Group upon its exercise of the subscription right will be calculated. Number of new shares to be issued to Tianwei Baobian and/or Tianwei Group = Total number of the Company’s shares immediately before the exercise of the subscription right *(Percentage of Tianwei Baobian and/or Tianwei Group’s equity interest in Tianwei Yingli immediately before the exercise of the subscription right/ Percentage of the Company’s equity interest in Tianwei Yingli immediately before the exercise of the subscription right)

(b)	In December 2016, the Company entered into an agreement with the non-controlling interest holder of Hainan Yingli (“Hainan NCI”) to acquire the remaining 4.25% equity interest of Hainan Yingli, the consideration was RMB 138.4 million, which was based on the fair value of Hainan Yingli. As a result, Hainan Yingli became a wholly owned subsidiary of the Company. The difference between the consideration of RMB 138.4 million and the carry value of Non-controlling interest of Hainan at the transaction date of RMB 60.5 million, was recorded in Accumulated deficits for the year ended December 31, 2016.

Contemporaneously, Yingli China together with Hainan Yingli signed an agreement with Hainan NCI to dispose all of their equity interest of 26.53% in Hainan Tianneng to Hainan NCI, the consideration was RMB 95.8 million. The difference between the consideration of RMB 95.8 million and the carry value of the long term investment in Hainan Tianneng resulted in a gain of RMB 34,295 was recognized in “Other income” in the Consolidated Statements of Comprehensive Loss for year ended December 31, 2016.

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

(c)	In November 2016, the Company entered into an agreement with the non-controlling interest holder of Shenzhen Yingli (“Shenzhen NCI”) to acquire the remaining 40% equity interest of Shenzhen Yingli, the consideration was RMB15.0 million, which was based on the fair value of Shenzhen Yingli. In 2017, the transaction was completed and Shenzhen Yingli became a wholly owned subsidiary of the Company. The difference of RMB 8,376, which was the difference between the consideration of RMB 15.0 million and the carrying value of non-controlling interest of Shenzhen at the transaction date of RMB 23.4 million, was recorded in Additional paid in capital for the year ended December 31, 2017. Shenzhen Yingli made cash payment of RMB 14.0 million to the Shenzhen NCI with the unpaid RMB 1.0 million being recorded under “Other Current Liabilities and Accrued Expenses” as of December 31, 2017.

(d)	In February 2018, the Company entered into an agreement with one entity (an unrelated third party that is controlled by the minority shareholder of Yingli Greece) to dispose of the Company’s 60% equity interest in Yingli Greece and the consideration was 1 Euro. As a result, the Company derecognized the negative non-controlling interest as of the transition date, with amount of RMB 31,259 (US$ 4,546).

(14)	Capital Lease

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

In June 2014, the Company sold certain machinery and equipment with carrying amount of RMB 109,193 to a related party controlled by Yingli Group for cash consideration of RMB 83,000 and simultaneously entered into a five-year contract to lease back the assets from the related party. The remaining useful lives of leased machinery and equipment were approximately 2-7 years. Pursuant to the terms of the contract, the Company is required to pay to the related party quarterly lease payments over five years and is entitled to obtain the ownership of these machinery and equipment at a nominal price upon the expiration of the lease. The lease is classified as capital lease. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately RMB 26,193, which is being deferred and amortized in the consolidated statements of comprehensive loss over the remaining useful lives of the leased assets. For the year ended December 31, 2015, due to lower-than-expected-utilization of the Company’s property, plant and equipment as discussed in note (5), impairment of RMB 11,657 was allocated against the equipment under this sales-leaseback transaction and all unamortized deferred expenses with total amount of RMB 18,786 was recognized immediately in the consolidated statements of comprehensive loss. In 2017, the company failed to repay RMB 42,696 when the payment was due.

Considering the matters mentioned above, the company reclassified all future payment of RMB 72,097 to short-term sales lease back and financing lease payable due to related parties. As of December 31, 2017, total future payments under the agreement was RMB 73,141. In January 2018, the Company signed another agreement with the related party to terminate the sales-leaseback transaction prior to expiry. Pursuant to the terms and conditions in the agreement, the Company paid the related party a consideration of RMB 71,947. The early terminate did not trigger any penalties.

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

Since the Company terminated one sales-leaseback transaction prior to expiry in January 2018, the gross amount of the equipment, related depreciation and impairment charge had been recorded under capital and financing lease were reclassified to normal long-lived assets accordingly in January 2018. As of December 31, 2017 and 2018, the gross amount of the equipment, related depreciation and impairment charge recorded under capital and financing lease are as follows:

	As of year ended December 31,
	2017	2018
	RMB	RMB	US$

Equipment	433,576	350,598	50,992
Less: accumulated depreciation	(158,694)	(111,526)	(16,221)
Impairment on equipment	(145,398)	(124,410)	(18,095)
Net Value	129,484	114,662	16,676

As of December 31, 2018, future minimum payments required under non-cancellable capital and financing lease are:

	RMB	US$
Year ended December 31,
2019	76,013	11,056
2020	50,403	7,331
2021	47,419	6,897
2022	42,535	6,186
2023	31,463	4,576
Thereafter	69,616	10,126
Total minimum lease payments	317,449	46,172
Less: Amount representing interest	46,210	6,722
Present value of net minimum lease payments	271,239	39,450
Current portion	40,239	5,852
Non-current portion	231,000	33,598

(15)	Net revenues

During the years ended December 31, 2016, 2017 and 2018, the Company generated net revenues as the followings.

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Net revenues
Sales of PV modules	7,026,074	7,469,668	3,535,509	514,218
Sales of PV systems	127,353	47,958	10,329	1,502
Rendering of EPC services	93,418	15,495	458,025	66,617
Sales of PV cells, wafers and raw materials	746,261	625,937	277,433	40,351
Processing fee of PV cells and PV modules	308,386	157,586	89,134	12,964
Other revenues	74,607	47,080	85,785	12,477
Total net revenues	8,376,099	8,363,724	4,456,215	648,129

For the years ended December 31, 2016, 2017 and 2018, the Company generated net revenues related to project assets on sales of electricity of RMB 31,556, RMB 33,532 and RMB 34,392 (US$ 5,002), respectively, which have been classified in “Other revenues”.

Since all manufacturing plants are located domestically in China and the overseas entities are only functioned as sales offices, therefore, no assets by geography warrant for disclosure since the assets owned by overseas entities are immaterial.

(16)	Other Income

During the years ended December 31, 2016, 2017 and 2018, Other Income consisted of the followings.

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$

Gain from disposal of investments in affiliated companies (note (8))	97,124	13,852	10	1
Gain/(Loss) from disposal of subsidiaries (note 2(b),6(b))	34,339	8,416	(19,024)	(2,767)
Amortization of government grants received in related to long-term assets (note 2(k))	49,362	49,669	56,362	8,198
Government grants intended to compensate for expenses or losses (note 2(k),(ii))	29,261	8,908	25,833	3,757
Gain from extinguishment of accounts payables (i)	22,165	24,405	11,834	1,721
Others	14,716	12,279	7,475	1,088
Total other income	246,967	117,529	82,490	11,998

(i) For year ended December 31, 2016, 2017 and 2018, the Company successfully negotiated with certain suppliers, and these suppliers agreed to waive partial amount of the long ageing accounts payables. Total amount waived by the suppliers in 2016, 2017 and 2018 was RMB 22,165, RMB 24,405 and RMB 11,834 (US$ 1,721), which was included in Other Income in the Consolidated Statements of Comprehensive Loss.

(ii) In 2018, RMB 18,020 out of RMB 25,833 of the “Government grants intended to compensate for expenses or losses” received in prior years was reclassified from “deferred other income” in the Consolidated Balance Sheets as of December 31, 2017 to “other income”, because the such R&D expenditures supported by the government grants were actually incurred in 2018.

(17)	Inventory Purchase Commitments

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

(a)	The inventory firm purchase commitment with Supplier A for the years ended December 31, 2016, 2017 and 2018

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

For the year ended December 31, 2017, the Company still did not make any purchase from Supplier A. On December 15, 2017, the Company received a notice of termination from Supplier A notifying the Company of its decision to terminate its long-term polysilicon supply contract with the Company with immediate effect and claiming US$ 897.5 million of payments due and payable by the Company under the supply contract.

On April 26, 2018, Supplier A filed a request for arbitration of its claim against the Company with the London Court of International Arbitration (LCIA). In the request for arbitration, Supplier A seeks reliefs mainly including: 1) Declaring that Yingli has breached the long-term polysilicon supply contract, 2) Awarding Supplier A damages in an amount presently believed to exceed US$897.5 million, plus pre- and post-award interest thereon, and 3) Granting Supplier A all costs, fees and expenses it has incurred and will incur in connection with this arbitration. On June 25, 2018, the Company submitted its Response. Both Supplier A and the Company nominated their choice of arbitrators and agreed on the chair arbitrator. On August 17, 2018, the Arbitral Tribunal (“the Tribunal”) was officially formed. The Tribunal granted Procedural Order No.1 dated September 29, 2018. Accordingly, on September 21, 2018, Supplier A submitted its Statement of Case. On November 9, 2018, the Company submitted its Statement of Defense. The Tribunal then issued Procedural Order No.2 dated January 10, 2019 regarding document production, according to which the parties have completed their production of documents and will submit pre-hearing brief/response and proceed with other related matters. The Company plans to vigorously defend the rights in the arbitration proceedings while continuing to seek a mutually beneficial solution with Supplier A. The management believes it is still too early to reasonably estimate any contingent amount relating to the arbitral award or settlement at this stage.

As the notice of termination and the claim raised uncertainty of the recoverability of the prepayments of US$34,500 (RMB 225,430) made by the Company, the Company made a full impairment provision against total prepayments to Supplier A which was recorded under “Provision for prepayments in relation to inventory purchase commitments” in the Consolidated Statement of Comprehensive Loss for the year ended December 31, 2017.

Since it is still too early to reasonably estimate any contingent amount relating to the arbitration award or settlement at this stage, the Company has made no adjustment to the reserve for the inventory purchase commitments made in prior years. For the year ended December 31, 2017, reversal of reserve for inventory purchase commitments recognized was RMB 82,032 due to the foreign exchange re-measurement. Considering the effect of foreign exchange re-measurement loss of RMB 67,002 (US$ 9,745) for the year ended December 31, 2018, total amount recorded under “Reserve for inventory purchase commitments” was RMB 1,397,718 (US$ 203,290). The following table presents the movement of the liability for inventory purchase commitment from 2016 to 2018:

	Year ended December 31,
	2016	20/17	2018
	RMB	RMB	RMB	US$

Beginning balance	(1,322,448)	(1,412,748)	(1,330,716)	(193,545)
(Additions)/reversal - foreign exchange	(90,300)	82,032	(67,002)	(9,745)
Ending balance	(1,412,748)	(1,330,716)	(1,397,718)	(203,290)

(b)	The inventory firm purchase commitment with Supplier C for the years ended December 31, 2016, 2017 and 2018

As described in note 2(c), the Company also has prepayments with respect to another supplier, Supplier C, for the purchase of polysilicon. As of December 31, 2013, a provision of RMB 87,134 has been recorded as a reduction of “Prepayment to suppliers” in relation to the failure to purchase the stated quantities under the long-term fixed price supply contracts with Supplier C.

In 2015, the Company failed to purchase from Supplier C the stated quantities under the long-term fixed price supply contracts as the Company’s management determined after taking into consideration all relevant factors that it would be in the Company’s best interest not to accept those deliveries when they were due. As a result, because the contract has been substantially executed, the vendor claimed that certain advance payments had been forfeited. Unlike the take or pay obligation for Supplier A described in Note 17(a), if the Company fails to take the full amount of the agreed annual quantity in any calendar year, the Company does not have to pay for the remaining annual commitment, but rather only forfeits the unutilized portion of the prepayment related to that year. Further, the Company does not have the right to utilize this prepayment for deliveries in the following years. Accordingly, a provision of RMB 71,266 was made against the forfeited advance payments as December 31, 2015. In 2015, the Company made a further assessment and estimated that for the Company’s best interest, the Company would continue not to purchase from Supplier C the stated quantities in the remaining execution period of these long-term fixed price supply contracts. As a result, an additional impairment of RMB 450,784 was provided as of December 31, 2015 based on the estimated shortage between the contractual procurement volume and the estimated procurement volume in the remaining execution period.

For the years ended December 31, 2016 and 2017, the Company made an additional true-up provision of RMB 10,672 and RMB 3,618, respectively, based on the difference between the actual shortage of the purchase volume and the estimated purchase volume.

In December 2018, the Company made an amendment (“New Supply Agreement”) to all previously signed long-term fixed price supply contracts that would be due by the end of 2018 between the Company and Supplier C while the Company failed to purchase the quantities agreed in these contracts before the contract’s due day. Under the terms of the amendment, the Company would continue to purchase polysilicon from Supplier C when certain pre-conditions specified in the amendment are met and the amended purchase price per kg in the amended agreement is determined as “average spot price based on certain polysilicon market website plus a certain percentage”. The pre-conditions include the Company should pay deposit with amount of Euro 4,500 to Supplier C as soon as the Company’s restructuring has matured. If Supplier C has not received the deposit by June 30, 2019, the Company and Supplier C shall negotiate in good faith and agree by September 30, 2019 on whether an amendment to the New Supply Agreement should be made. Based on the amendment, the remaining prepayment amount should be retained by Supplier C and no longer serve as a prepayment under the supply agreements. As a result, a full impairment provision of RMB 20,199 (US$ 2,938) against total remaining prepayment to Supplier C was provided, which was recorded under “Provision for prepayments in relation to inventory purchase commitments” in the Consolidated Statement of Comprehensive Loss for the year ended December 31, 2018. The Company has not paid the deposit, since the restructuring has not matured.

The following table presents the movement of the reserve against inventory purchase prepayments for Supplier C:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$

Beginning balance	(609,184)	(619,856)	(623,474)	(90,681)
Additions	(10,672)	(3,618)	(20,199)	(2,938)
Ending balance	(619,856)	(623,474)	(643,673)	(93,619)

As of December 31, 2017 and 2018, total impairment provided against prepayments to Supplier C in relation to inventory purchase commitments was RMB 623,474 and RMB 643,673 (US$ 93,619), respectively. As of December 31, 2018, the net prepayment to supplier C was nil after the impairment.

(18)	Arrangements with third party vendors to operate certain production facilities

Since late 2015, the Company contracted with several vendors to allow them to operate certain of the Company’s polysilicon ingot and wafer production facilities with a renewable term of one year. These vendors pay the Company a monthly fee to operate these production facilities, reimburse the Company the salaries of the Company’s staff members employed at such facilities and utilities incurred for the operation of the facilities, and cover all other manner of operating, ancillary, and raw material expenses of such production. As part of the arrangement, the Company agrees to purchase all of the wafers so produced by the vendors. For the year ended December 31, 2016, 2017 and 2018, total amounts received for the use of the production facilities and the reimbursements of the salaries of the Company’s staff members employed at such facilities and utilities incurred for the operation of the facilities were RMB 431 million, RMB 278 million and RMB 111 million (US$ 16 million), respectively. Considering these amounts were in fact a reimbursement of the depreciation, salaries and utilities cost related to inventory purchased from these vendors, it was recorded in cost of revenue as a reduction of actual costs incurred.

(19)	Income Taxes

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

In 2011, Tianwei Yingli renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% for 2012 and 2013. In 2014, Tianwei Yingli renewed its HNTE qualification again, which extended its entitlement to the preferential income tax rate of 15% to 2016. After 2017, since Tianwei Yingli did not renew its qualification, the income tax rate was adjusted back to statutory rate of 25% under the new EIT law.

•	Yingli China was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations, which entitled it to the preferential income tax rate of 15% from 2011 to 2013. In 2014, Yingli China renewed its HNTE qualification, which entitled it to the preferential income tax rate of 15% from 2014 to 2017. In October 2017, Yingli China further renewed its HNTE qualification, which extended its entitlement to the preferential income tax rate of 15% to 2020.

•	In 2011, Hainan Yingli was recognized by the Chinese government as a HNTE under the new EIT law and its relevant regulations. Being a HNTE located in the Hainan Special Economic Zone, Hainan Yingli is entitled to a 2+3 tax holiday starting from the year in which it first generates operating income. Hainan Yingli elected and was approved to commence its 2+3 tax holiday in 2011. Therefore, Hainan Yingli is entitled to income tax exemption for 2011 and 2012 and subject to the reduced income tax rate of 12.5% from 2013 to 2015. Since the tax holiday ended in 2015, Hainan Yingli was entitled to the preferential income tax rate of 15% in 2016 and 2017. In November 2017, Hainan Yingli further renewed its HNTE qualification, which extended its entitlement to the preferential income tax rate of 15% to 2020.

•	In 2013, Yingli Tianjin, Yingli Lixian and Yingli Hengshui were recognized by the Chinese government as HNTE under the new EIT law and its relevant regulations, which entitled them to the preferential income tax rate of 15% from 2013 to 2015. In 2016, Yingli Tianjin, Yingli Lixian and Yingli Hengshui renewed their HNTE qualification, which entitled them to the preferential income tax rate of 15% for 2016 to 2018.

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

Other countries

The followings are the major tax jurisdictions where the Company’s non-PRC subsidiaries are subject to income taxes:

•	Yingli Green Energy Europe GmbH (“Yingli Europe”) is located in Germany and subject to a corporation income tax rate of 15% plus a solidarity surcharge of 5.5% on corporation income taxes. In addition, Yingli Europe is subject to a trade income tax rate of 17.15%. The aggregate statutory income tax rate in Yingli Europe is 32.975%.

•	Yingli Green Energy Americas, INC (“Yingli U.S.”), is located in New York city of the United States of America and is subject to a federal corporation tax rate of 21% and a state corporation tax rate of 6.5%, resulting in an aggregate income tax rate of 27.5%.

The components of profit/ (loss) before income taxes for the years ended December 31, 2016, 2017 and 2018 are as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$

Cayman Islands	(37,180)	(47,780)	(47)	(7)
PRC	(1,918,803)	(3,371,414)	(1,599,880)	(232,692)
U.S.	(71,133)	(76,678)	(45,449)	(6,610)
Other foreign countries	(61,404)	45,742	(9,971)	(1,451)
Total loss before income taxes	(2,088,520)	(3,450,130)	(1,655,347)	(240,760)

Income tax expense/ (benefit) in the consolidated statements of comprehensive loss consists of the following:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$

Current tax expense/(benefit):
PRC	329	216	93	14
U.S.	6,664	(12)	87	13
Other foreign countries	3,263	(281)	(1,293)	(189)
Total current income tax expense/(benefit)	10,256	(77)	(1,113)	(162)
Deferred income tax expense/(benefit):
PRC	-	-	-	-
U.S.	2,517	12	192	28
Other foreign countries	122	285	-	-
Total deferred income tax expense/(benefit)	2,639	297	192	28
Total income tax expense/(benefit)	12,895	220	(921)	(134)

Reconciliation between the provisions for income tax computed applying the statutory CIT and the Group’s effective tax rate:

	2016	2017	2018
	RMB	RMB	RMB

Computed expected tax expense/(benefit)	(25)%	(25)%	(25)%
PRC tax rate differential, preferential rate	7.34%	7.65%	8.99%
Tax rate differential for non-PRC entities	1.56%	(0.02)%	0.29%
Research and development tax credit	(0.66)%	(0.63)%	(0.83)%
Non-deductible expenses:
Staff welfare in excess of allowable limits	0.68%	0.03%	0.01%
Share based compensation	0.02%	0.01%	0.01%
Entertainment expenses	0.04%	0.01%	0.03%
Change in valuation allowance	16.62%	17.95%	16.61%
Dividend withholding tax	0.01%	0.01%	0.00%
Others	0.01%	0.00%	(0.17)%
Actual income tax expense/(benefit)	0.62%	0.01%	(0.06)%

The principal components of the deferred income tax assets and deferred income tax liabilities are as follows:

	Year ended December 31,
	2017	2018
	RMB	RMB	US$
Gross deferred income tax assets:

Accounts receivable and prepayments to suppliers	260,846	267,002	38,834
Inventories	4,071	9,523	1,385
Employee benefits	30,362	27,554	4,008
Accrued warranty	133,217	123,053	17,897
Property, plant and equipment and fixed asset related subsidies	1,323,158	1,314,404	191,172
Net operating loss carryforwards	1,648,305	1,849,138	268,946
Investment loss	6,576	6,576	956
Provision for inventory purchase commitment	212,677	222,728	32,394
Total gross deferred income tax assets	3,619,212	3,819,978	555,592
Valuation allowance	(3,619,020)	(3,819,978)	(555,592)
Net deferred income tax assets	192	-	-
Gross deferred income tax liabilities:
Intangible assets	(8,804)	(8,804)	(1,280)
Withholding income tax	(4,501)	-	-
Total gross deferred income tax liabilities	(13,305)	(8,804)	(1,280)

Tax loss carryforwards of the Company’s PRC subsidiaries amounted to RMB 8,066,390 (US$ 1,173,208) as of December 31, 2018, of which RMB 637,990, RMB 1,248,889, RMB 100,902, RMB 2,566,134 and RMB 3,512,475 will expire if unused by December 31, 2019, 2020, 2021, 2022 and 2023, respectively.

The movements of the valuation allowance are as follows:

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$

Balance at the beginning of the year	2,691,684	3,352,131	3,619,020	526,365
Additions of valuation allowance	690,704	730,940	382,647	55,654
Reduction of valuation allowance(Note (i))	(30,257)	(464,051)	(181,689)	(26,427)
Balance at the end of the year	3,352,131	3,619,020	3,819,978	555,592

Note (i): In 2016, 2017 and 2018, reduction of valuation allowance with an amount of nil, RMB 129,869 and RMB 152,448 (US$ 22,173) was related to deferred tax asset written off, as a result of loss carry forward expiration.

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

As of December 31, 2017 and 2018, the gross deferred income tax assets were mainly related to impairment of property, plant and equipment, provision for accounts receivables, gross tax loss carry forwards and deferred tax assets in relation to long term purchase commitment provision with the major polysilicon suppliers, a full allowance was provided due to that the Company believes it is more likely than not that the Company will be unable to generate sufficient income in the foreseeable future to utilize the remaining portion of deferred income tax assets.

As of December 31, 2017, the Company recognized net deferred income tax assets of RMB 192, primarily related to the tax benefits of depreciation of property, plant and equipment. The realization of these tax benefits was dependent on the generation of sufficient taxable income. Management believed it was more likely than not that the Company would realize the benefits of deferred income tax assets, net of the existing valuation allowances as of December 31, 2017. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period were reduced. As of December 31, 2018, the Company recognized net deferred income tax assets of nil.

The new EIT law and its relevant regulations impose a withholding income tax at 10%, unless reduced by a tax treaty, for dividends distributed by a PRC-resident enterprise to its immediate holding company outside the PRC for earnings accumulated beginning on January 1, 2008 and undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. As of December 31, 2018, the Company has not recognized a deferred income tax liability of RMB 22,490 (US$ 3,271) for the undistributed earnings of RMB 224,898(US$ 32,710) generated by the PRC subsidiaries as of December 31, 2017 as the Company plans to indefinitely reinvest these earnings in the PRC.

The German tax law and its relevant regulations impose a withholding income tax at 26.375% for dividends distributed by a Germany-resident enterprise to its immediate holding company outside Germany. As of December 31, 2017, deferred income tax liabilities of RMB 4,501 was recognized for the undistributed earnings generated by a German subsidiary. As of December 31, 2018, deferred income tax liabilities was nil because the subsidiary was disposed in 2018.

For each of the years ended December 31, 2016, 2017 and 2018, the Company did not have any unrecognized tax benefits and thus no interest and penalties related to unrecognized tax benefits were recorded. In addition, the Company does not expect that the amount of unrecognized tax benefits will change significantly within the next 12 months. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances where the underpayment of taxes is more than RMB 100 (US$ 15). In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion. The tax returns of the Company’s PRC subsidiaries for the tax years 2014 to 2018 are open to examination by the relevant tax authorities.

As of December 31, 2017, the Company adopted ASU 2015-17 issued by the FASB to simplify the presentation of deferred income taxes on the Balance Sheet Classification. Starting December 31, 2017, and as applied retrospectively to the balance sheet at December 31, 2016, deferred tax assets and liabilities, along with related valuation allowances are classified as noncurrent on the balance sheet.

(20)	Share-Based Compensation

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

Stock options

A summary of stock options activity for the years ended December 31, 2016, 2017 and 2018 is as follows:

	Number of Stock options	Weighted Average exercise price		Weighted Average remaining contractual term	Aggregate intrinsic Value

Outstanding as of December 31, 2015	6,542,994	US$	4.23	4.49 years
Granted	817,881	US$	0.50
Forfeited or cancelled	(32,300)	US$	(5.98)
Outstanding as of December 31, 2016	7,328,575	US$	3.81	4.12 years	—
Forfeited or cancelled	(2,142,357)	US$	(5.99)
Outstanding as of December 31, 2017	5,186,218	US$	2.90	3.39 years	—
Forfeited or cancelled	(48,650)	US$	(3.62)
Outstanding as of December 31, 2018	5,137,568	US$	2.96	2.59 years	—
Vested and expected to vest as of December 31, 2018	5,137,568	US$	2.96	2.59 years
Exercisable as of December 31, 2018	5,103,718	US$	3.98	2.53 years

The weighted average option fair value of US$ 0.34 per share or an aggregate of US$ 279 on the date of grant during the year ended December 31, 2016, was determined based on the Black-Scholes option pricing model, using the following weighted average assumptions. No stock options were granted in 2017 and 2018.

Year ended December 31, 2016

Expected volatility	79.77%~81.25%
Expected dividends yield	-
Expected term	5.75~6.25 years
Risk-free interest rate (per annum)	0.89%~1.30%
Estimated fair value of underlying ordinary shares (per share)	US$0.34~0.35

The Company’s calculation of expected volatility was based on the historical volatility of the Company’s stock price.

The Company accounts for stock options in accordance with ASC Topic 718, by recognizing compensation cost based on the grant-date fair value over the period during which an employee is required to provide service in exchange for the award. No income tax benefit was recognized in the consolidated statements of comprehensive loss for these share options as such compensation expenses are not deductible for PRC tax purposes. The amount of compensation cost recognized for stock options for the years ended December 31, 2016, 2017 and 2018 is as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$

Cost of revenues	-	-	-	-
Selling expenses	659	-	-	-
General and administrative expenses	821	1,073	590	86
Research and development expenses	-	-	-	-
Total compensation cost recognized for stock options	1,480	1,073	590	86

As of December 31, 2018, US$29 (RMB 199) of unrecognized compensation expense related to stock options is expected to be recognized over a weighted average period of approximately 0.31 years.

(21)	Loss per share

Basic and diluted loss per share

For the years ended December 31, 2016, 2017 and 2018, basic and diluted loss per ADS assuming the change of ADS ration as discussed in note (27) occurred at January 1, 2014, as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Numerator:
Net loss attributable to Yingli Green Energy	(2,097,654)	(3,318,028)	(1,613,281)	(234,642)
Denominator:
Weighted average ordinary shares outstanding	181,763,770	181,763,770	181,763,770	181,763,770
Basic and diluted loss per share	(11.54)	(18.25)	(8.88)	(1.29)

Weighted average ADS outstanding	18,176,377	18,176,377	18,176,377	18,176,377
Basic and diluted loss per ADS	(115.41)	(182.55)	(88.76)	(12.91)

The following table summarizes potential common shares outstanding excluded from the calculation of diluted loss per share for the years ended December 31, 2016, 2017 and 2018, because their effect is anti-dilutive:

	Year ended December 31,
	2016	2017	2018

Shares issuable under stock options and restricted shares	7,328,575	5,186,218	5,137,568

(22)	Related-Party Transactions

For the years presented, in addition to the transactions described in note (8), note (9), note (13), and note (14), the principal related party transactions and amounts due from and due to related parties are summarized as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$

Sales of products to related parties (note (a))	334,841	671,093	276,322	40,189
Purchase of raw materials and services from related parties (note (b))	441,461	550,945	404,400	58,818

	Year ended December 31,
	2017	2018
	RMB	RMB	US$

Accounts receivable from related parties (note (a))	513,344	302,542	44,003
Prepayments to related party suppliers (note (b))	80,551	116,977	17,013
Other amounts due from related parties (note (c))	691,323	425,700	61,916
Total due from related parties -– current	1,285,218	845,219	122,932

Long-term portion of amounts due from related party (note (d))	32,000	32,000	4,654

Prepayments for construction of property, plant and equipment to related party suppliers (note (e))	420	190	28
Total other due from related parties	420	190	28

Amounts due to related parties (note (d))	(313,780)	(202,032)	(29,384)
Short-term sales lease back and financing lease payable due to related parties (note (h))	(106,424)	(36,890)	(5,365)
Total due to related parties -– current	(420,204)	(238,922)	(34,749)

Long-term sales lease back and financing lease payable due to related parties (note (h))	(220,915)	(225,654)	(32,820)

Notes:

In 2018, the Company acquired 100% equity of TJ International Trading and TJ Greens Food from its related parties. Please refer to Note (5). As a result, the total amount of the “Due from related parties” decreased by RMB 303,954 (US$ 44,208) as of December 31, 2018, including RMB 238,805(US$ 34,733) decreased in “Loans to Yingli Group and its subsidiaries” and RMB 65,149(US$ 9,476) decreased in “Accounts receivable from related parties”.

In addition to this transaction, the decrease in the balance of “Due from related parties” is also due to the Company legally offset the amount due from other related parties by contractual agreement against its own “Due to related parties” balance, with an amount of RMB 144,306 (US$ 20,988).

For the remaining net amount due from the related parties balance as of December 31, 2018, with an amount of RMB 413 million, the Company and the related parties have made an initial plan to settle the balance in the next three to five years. The actions include but not limited to: i) The Company will continue to rent the related party’s R&D lab and equipment by netting of the rent fee payable with the amount due from the related party; ii) the related party will sell certain assets, including equipment, project assets, etc to the Company, etc.

(a)

The Company sold products of RMB 322,646, RMB 526,989 and RMB 258,949 (US$ 37,663) to the subsidiaries of Yingli Group for the years ended December 31, 2016, 2017 and 2018, respectively.

The amount of reversal of doubtful amounts due from related parties was nil, RMB 20,000 and nil in 2016, 2017 and 2018, respectively. Such reversal was recorded in “General and administrative expenses” in the Consolidated Statement of Comprehensive Loss”. In 2017 the Company received RMB 20 million from a related party in payment of an accounts receivable balance that was fully reserved in a prior year, and recorded the recovery as a reduction of general and administrative expense. For the year ended December 31, 2016, 2017 and 2018, no provision was recognized against amounts due from related parties.

(b)

The balance as of December 31, 2017 and 2018 mainly represents the prepayments to subsidiaries of Yingli Group for the purchase of raw materials and receipt of services. The Company purchased raw materials of RMB 204,436, RMB 265,897 and RMB 217,861 (US$ 31,687) from the subsidiaries and an affiliate of Yingli Group for the years ended December 31, 2016, 2017 and 2018, respectively. The Company purchased services of RMB 235,448, RMB 285,048 and RMB 122,059 (US$ 17,753) from the subsidiaries of Yingli Group and the Company’s affiliate for the years ended December 31, 2016, 2017 and 2018, respectively. The amount of transaction mentioned above included value-added tax.

In March 2017, the Company signed two lease agreements with Yingli Group to rent the R&D lab and equipment that will be used in the research and development of new PV products. The annual rental fee for equipment, both in 2017 and 2018, was RMB 23,000 (US$ 3,345), respectively. The rental fee for R&D lab was RMB 7,800 in 2017 and RMB 5,280 (US$ 768) in 2018, resulting from the reduce in the area of the leased premises. The amount of transaction mentioned above included value-added tax.

(c)	Other amounts due from related parties consists of the following:

	Year ended December 31,
	2017	2018
	RMB	RMB	US$

Loans to Yingli Group and its subsidiaries (i)	318,988	79,201	11,519
Receivables for disposal of subsidiaries (ii)	208,106	208,106	30,268
Receivables for liquidation of an affiliated company (note 8(b))	99,340	99,340	14,448
Others receivables from miscellaneous transactions	64,889	39,053	5,681
	691,323	425,700	61,916

(i)

In 2015, Yingli Tianjin made a one-year entrusted loan of RMB 2,000 at an interest rate of 5.35% per annum to Tianjin Yingli PV Power Plant technology development Co., Ltd., a subsidiary of Yingli Group. As of December 31, 2017 and 2018, the entrusted loan was still outstanding.

In 2015, Yingli Tianjin made several one-year entrusted loans for a total of RMB 49,800 at an interest rate of 5.6% per annum to TJ International Trading, a subsidiary of Yingli Group. As of December 31, 2016 and 2017, the entrusted loans were still outstanding. In October 2018, Yingli China acquired 100% equity in TJ International Trading, and the entrusted loan was offset within the scope of consolidated financial statement. Please refer to Note (5).

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

In 2017, total loans to Yingli Group and its subsidiaries decreased by RMB 80,689, including: (i) Yingli Group and its subsidiaries repaid partial loans of RMB 27,799; (ii) with the disposal of one subsidiary of the Company as disclosed in note 2(b), the loans of RMB 48,020 owned by the disposed subsidiary was derecognized accordingly, (iii) the Company also signed an agreement with Yingli Group to net off the payables and receivables between each other with RMB 4,870.

In 2018, total loans to Yingli Group and its subsidiaries decreased by RMB 239,787 (US$ 34,876), including: (i) Yingli Group and its subsidiaries repaid partial loans of RMB 982 (US$ 143); (ii) As mentioned in note(5), the Company purchased two companies, reducing loan of RMB238,805(US$ 34,733), including RMB49,800 (US$ 7,243) mentioned above. Please refer to Note (5).

(ii)

In 2014, the Company disposed all its equity interest in its subsidiary Yingli (Tianjin) International Trading Ltd. to Tianjin Yingli Bubalus Logistics Co., Ltd., which is a subsidiary of Yingli Group. The total consideration was of RMB 134,167 and gains of RMB 22,271 was recorded in other income. As of December 31, 2017 and 2018, the related proceeds for the disposal have not been collected.

In December 2014, Yingli Shuntong (Beijing) International Freight Agency Co., Ltd. was sold to Tianjin Yingli Bubalus Logistics Co., Ltd., which is a subsidiary of Yingli Group for the consideration of RMB 12,439, and gains of RMB 1,672 was recorded in other income.

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

In 2017, the Company disposed all its interest in its subsidiary Guangxi Yingli Yuansheng Construction Co., Ltd. to Yingli Group for the consideration of RMB 61,500, which were recorded in due from related parties, and gains of RMB 8,639 was recorded in “Other income” as of December 31, 2017.

(d)	In 2012, Yingli Lixian entered into a financial lease with a subsidiary of Yingli Group, and paid RMB 4,490 and RMB 7,510 deposits during the years ended December 31, 2012 and 2013, respectively, for guarantee of the transaction. In 2012, Fine Silicon entered into a financial lease with a subsidiary of Yingli Group, and paid RMB 10,000 deposits for guarantee of the transaction. In August 2013, Yingli China entered into a sales-lease back transaction with a subsidiary of Yingli Group and paid RMB 10,000 deposits for guarantee of the lease. These deposits will be returned when the transactions are completed and were recorded in long-term portion of amounts due from a related party as of December 31, 2017 and 2018.

(e)	The balance as of December 31, 2017 and 2018 mainly represents the prepayments to subsidiaries of Yingli Group for the construction of plants, which is included in property, plant and equipment in the Consolidated Balance Sheets.

(f)	The Company pledged its assets of total amount of RMB 103,599 and provided guarantee to back up the RMB 264,368 bank borrowing of Yingli Group as of December 31, 2017. As of December 31, 2018, the Company provided guarantee to back up the RMB 135,077(US$ 19,646) bank borrowing of Yingli Group.

(g)	The Company received guarantee from the Yingli Group of total amount of RMB 2,401,181 and RMB 2,660,872 (US$ 387,008) as of December 31, 2017 and 2018, respectively.

(h)	The Company entered into several financing lease agreements with related party controlled by Yingli Group. As of December 31, 2017 and 2018, the total outstanding payable within one year was RMB 106,424 and RMB 36,890 (US$ 5,365) over one year was RMB 220,915 and RMB 225,654 (US$ 32,820), respectively.

(23)	Commitments and Contingencies

(a)	Commitments

As of December 31, 2018, commitments outstanding for the purchase of property, plant and equipment approximated RMB 847.4million (US$ 123.2 million).

In order to secure adequate and timely supply of polysilicon, the Company entered into a number of multi-year supply agreements from 2006 through 2011.

Future minimum obligations under polysilicon supply agreements with Supplier B, amounted to RMB 5,477,415 (US$ 796,656) as of December 31, 2018, are as follows:

Year ended December 31,	RMB	US$
2019	701,137	101,976
2020	701,137	101,976
2021	701,137	101,976
2022	701,137	101,976
2023	701,137	101,976
Thereafter	1,971,730	286,776
Total	5,477,415	796,656

The purchase prices under the multi-year supply agreements are subject to adjustments, taking into consideration the spot market price, the cost to produce the polysilicon, among other things. The Company purchased polysilicon from Supplier B in the amount of RMB 238,182, RMB 172,433 and RMB 27,495 (US$ 3,999) during 2016, 2017 and 2018, respectively.

In December 2018, the Company made an amendment (“New Supply Agreement”) to all previously signed long-term fixed price supply contracts with Supplier C. Please refer to Note 17(b).

(b)	Contingencies

(i)

On September 1, 2017, one of the holders (the “Note Holder”) of the MTNs issued by Tianwei Yingli, filed a lawsuit against Tianwei Yingli in the People's Court of Jianye District of Nanjing City to recover the amount due under such MTNs. The claimed principal amount of the MTNs held by the Note Holder is alleged to be RMB 65.7 million, representing approximately 3.7% of the total amount of the MTNs that are still outstanding. The Note Holder claimed that Tianwei Yingli should repay principal, interest and overdue penalty on the MTNs for an aggregate amount of RMB 74.4 million and bear costs relating to the lawsuit. Tianwei Yingli has been vigorously defending its rights in court while continuing to seek a mutually beneficial solution out of court. Tianwei Yingli objected to the jurisdiction of the People's Court of Nanjing Jianye District, and after the objection was overruled, appealed the decision to Nanjing Intermediate People’s Court. On January 12, 2018, Tianwei Yingli received the verdict from Nanjing Intermediate People’s Court, ruling that the People's Court of Nanjing Jianye District should have jurisdiction over this dispute. On May 18, 2018, the court has ruled that, Tianwei Yingli should repay the remaining principle and overdue penalty of the MTNs, held by the Note Holder A, to the Note Holder A. The Company is now in the process of negotiation with the Note Holder A in terms of an amicable solution.

On April 26, 2018, December 18, 2018, January 2, 2019, three other holders (the “Note Holder B, C and D”) of the MTNs, filed lawsuits against Tianwei Yingli separately in different PRC courts, covering principal amounts of RMB 110 million, RMB 60 million, and RMB 300 million, representing approximately 6.3% , 3.4% and 17.1% of the total amount of the MTNs. On April 12, 2019, a PRC court made a judgment that Tianwei Yingli should repay principal and interest in the aggregate amount of RMB 318 million as well as overdue penalty (calculated at the daily interest rate of 0.021% for the period from May 13, 2016 until full repayment of the principal and interest) to Note Holder D and bear majority of costs relating to the lawsuit. In addition, on April 16, 2019, another PRC court made a judgment that Tianwei Yingli should repay principal, interest, and part of the overdue penalty in the aggregate amount of RMB 76 million as well as further overdue penalty (calculated at the daily interest rate of 0.021% for the period from November 17, 2018 until full repayment of the principal and interest) to Note Holder C and bear costs relating to the lawsuit. The Company decided not to appeal the two judgments in favor of Note Holder C and D. The lawsuit filed by Note Holder B is ongoing, and the Company has not received any effective judgment for the lawsuit yet. Tianwei Yingli has been vigorously defending its rights in courts while continuing to seek a mutually beneficial solution with all these Note Holders out of court.

As of December 31, 2018, the Company has accrued all interest and overdue penalty as claimed by the MTN holders.

(ii)	On March 29, 2018, Yingli China received a notice from local court, informing Yingli China that one of financial creditors of Yingli China, filed a lawsuit against Yingli China, claiming Yingli China should immediately repay its outstanding loan to this creditor, with a full amount of RMB 106 million, including the principal of RMB 98 million and the interest of RMB 8.37 million. Yingli China will vigorously defend its rights in court while continuing to seek a mutually beneficial solution out of court. On September 26, 2018, the court for the first instance grant its judgment, ruling that Yingli China should fully pay the principal, plus interest, to the creditor. As of December 31, 2018, the Company has accrued all interest as claimed.

(iii)	On April 26, 2018, one supplier of the Company filed a request for arbitration of its claim against Yingli Green Energy Holding Co., Ltd. (“YGEIT”, one subsidiaries of the Company) with the London Court of International Arbitration (LCIA). In the request for arbitration, this supplier seeks reliefs mainly including: 1) Declaring that Yingli has breached the long-term polysilicon supply contract, 2) Awarding the supplier damages in an amount presently believed to exceed US$897.5 million, plus pre- and post-award interest thereon, and 3) Granting the supplier all costs, fees and expenses it has incurred and will incur in connection with this arbitration. On June 25, 2018, YGEIT submitted its Response. Both parties nominated their choice of arbitrators and agreed on the chair arbitrator. On August 17, 2018, the Arbitral Tribunal (“the Tribunal”) was officially formed. The Tribunal granted Procedural Order No.1 dated September 29, 2018. Accordingly, on September 21, 2018, Supplier A submitted its Statement of Case. On November 9, 2018, YGEIT submitted its Statement of Defense. The Tribunal then issued Procedural Order No.2 dated January 10, 2019 regarding document production, according to which the parties have completed their production of documents and will submit pre-hearing brief/response and proceed with other related matters. The Company plans to vigorously defend its rights in the arbitration proceedings while continuing to seek a mutually beneficial solution with Supplier A. However, the negotiation efforts may not be successful. It is too early to reasonably estimate any contingent amount relating to the arbitral award or settlement at this stage. Depending on the outcome, however, it is reasonably possible that the Company could be liable for damages up to the claimed amount.

(iv)

In the past years, the Company signed several agreements and amendments with a supplier to provide certain service for the Company. Due to certain quality control issues related to the supplier and substantial changes in the market, the Company and this supplier had disputes over the performance of the contracts and the Company's payments of accounts receivable to the supplier. In May 2013, the supplier informed the Company that it would like to cease the recovery service and claimed compensation. In July 2014, the Company filed litigation against this supplier for breach of contract and claimed damages against this supplier. In September 2015, the supplier also filed litigation against the Company for the default in performance of contract and claimed compensation. The Provincial High People’s Court consolidated these two disputes in January 2016, in accordance with the Company’s request. At the end of December 2016, the court issued judgments as to these two disputes and the Company was informed of the judgments in January 2017, in which the court ruled that the agreements and amendments with the supplier shall be rescinded, and the Company shall pay compensation to the supplier. All other claims of the Company and the supplier were rejected. In early 2017, both the Company and the supplier have appealed to the Supreme People’s Court. Despite the appeal filed by the Company, as of December 31, 2016, the Company made a provision of RMB 59 million, representing the entire amount awarded to the supplier by the initial judgment from the Provincial High People’s Court. The Supreme People’s Court scheduled a hearing on October 25, 2017. After the hearing, the Court granted its decision on December 30, 2017, affirmed the original judgment from the Provincial High People’s Court. In 2018, the Company has paid RMB 21 million (US$ 3 million) of the outstanding liability.

On June 30, 2014, the insolvency administrator of the holding company of the above-mentioned supplier (“Plaintiff”) filed a lawsuit against Tianwei Yingli, Yingli China and Yingli Green Energy Holding Co. Ltd. (together the “Defendants”) in a German court for the payment of EUR 1,000. The payment claim was increased by EUR 23,064 to EUR 24,064 by lawyers pleading dated August 25, 2017. The Plaintiff claimed that the Defendants have to pay damages for the systematic and deliberate destruction of the investment of the insolvent holding company in the above-mentioned supplier by default in performance of contract with the supplier. In the period from the filing of the lawsuit until August 2017, the German court repeatedly attempted to serve the complaints in China on the Defendants involved in accordance with the international agreements. After these attempts had not been successful, the German court decided on August 30, 2017, to publicly serve the complaint and the extension of the complaint, i.e. by posting it on the information board in the court building. After the Defendants had neither indicated their willingness to defend nor appointed a lawyer to represent them within the 6-week time limits set by the German court, the German court issued a judgement of default and decided on July 30, 2018 that the Defendants were sentenced as joint and several debtors to pay to the insolvency administrator as Plaintiff with amount of EUR 24,064 plus interest from this to the amount of 8 percentage points above the respective base rate since November 17, 2017 plus additional interest. In a pleading dated October 25, 2018, an appeal against the judgment by default was lodged in due time. The German court then set a date for a court hearing on March 27, 2019. After the hearing, the court made no sentence, and decided to commission an academic institution to provide legal opinion in terms of whether the German court has jurisdiction on this case or not. The Company would vigorously defend its rights in court while continuing to seek a mutually beneficial solution out of court. Based on current status, the Company cannot estimate a reasonably possible range of loss.

(v)	In May and June 2015, two individual plaintiffs respectively filed purported class action securities fraud lawsuits against the Company, the Company’s chairperson and chief executive officer, Mr. Liansheng Miao, and the Company’s director and chief financial officer, Mr. Yiyu Wang, in the U.S. District Court for the Central District of California, both alleging, among other things, that the Company made false and misleading statements and failed to disclose certain material financial information. In October 2015, the cases were consolidated, and the court appointed lead plaintiffs and lead counsel. In November 2015, lead plaintiffs filed a consolidated complaint. The complaint contended that the Company and certain of the Company’s officers and directors made false or misleading statements between December 2, 2010 and May 15, 2015 regarding (i) the Chinese government’s Golden Sun program, which provided subsidies for solar projects in China; and (ii) the Company’s accounts receivable attributable to Chinese customers. The complaint asserted a claim against the Company for violation of Section 10(b) of the Securities Exchange Act of 1934. The complaint also asserted a claim against Mr. Miao, Mr. Wang, and Mr. Zongwei “Bryan” Li for violation of Section 20(a) of the Exchange Act. In December 2015, the Company filed a motion to dismiss the complaint, and on May 10, 2016, the Court granted that motion with leave to amend. On June 24, 2016, lead plaintiffs filed an amended complaint, again alleging that, between December 2, 2010 and May 15, 2015, Yingli’s officers made false or misleading statements regarding Golden Sun and accounts receivables. On August 8, 2016, the Company again filed a motion to dismiss the amended complaint, and, on March 15, 2017, the Court dismissed the amended complaint with leave to amend. The plaintiffs filed a second amended complaint on April 24, 2017. On May 26, 2017, the Company filed a motion to dismiss the second amended complaint. On August 15, 2017, the court issued an order dismissing the action against the Company with prejudice and ordering the plaintiffs to show cause why the court should not dismiss the individual defendants based on the plaintiffs’ failure to timely serve the individuals. Plaintiffs filed a response on August 18, 2017 stating that they do not oppose dismissal of the individual defendants without prejudice. On August 21, 2017, the court issued an order dismissing the individual defendants without prejudice. Also on August 21, 2017, the court issued a judgment dismissing plaintiffs’ claims on the merits and awarding costs to the Company. On September 15, 2017, the plaintiffs filed a notice of appeal to the U.S. Court of Appeals for the Nineth Circuit. On April 4, 2018, the parties reached an agreement to settle the action on a class-wide basis for US$ 1,200, plus the costs of administering the settlement, subject to the execution of a definitive settlement agreement and court approval. Accordingly, the Company recorded an accrual for the amount of settlement in the year ended December 31, 2017. On August 29, 2018, the Court preliminarily approved the settlement and set a final settlement approval hearing for December 10, 2018, to give class members an opportunity to object to the potential settlement. After holding a final approval hearing on December 10, 2018, the Court entered an order approving the class action settlement. The accrued liability has been settled as of December 31, 2018.

(vi)	Subsequently, in January 2019, one of the minority shareholders of Hainan Yingli, filed two lawsuits against Yingli China which is the majority shareholder of Hainan Yingli, requesting Yingli China to: 1) pay RMB 177,093 plus liquidated damage, as the consideration of the shares transferred from the minority shareholder to Yingli China, and 2) pay RMB 133,808 to buy back the remaining shares held by the minority shareholder, which is about 4.76% of the total shares of Hainan Yingli, and carry the applicable tax with respect to the transaction, in accordance with the contractual agreements between the parties. Now the litigation is still ongoing, and it is premature for the Company to predict the result of this lawsuit. The Company plans to vigorously defend its rights in the legal proceedings while continuing to seek a mutually beneficial solution with the minority shareholder. As of December 31, 2018, the Company has accrued all the interest and penalty amount according to the agreement, which is consistent with what was claimed.

(vii)	In October 2013, the Company received notice of an antitrust filed by Energy Conversion Devices Liquidation Trust (“ECD”), through its liquidating trustee, against the Company and two other China-based photovoltaic panel manufacturers in the U.S. District Court of the Eastern District of Michigan. ECD alleges a wide-ranging conspiracy among the Company and other two Chinese photovoltaic panel manufacturers, their suppliers, banks and the Chinese government to destroy ECD and the U.S. solar industry by flooding the market with cheap photovoltaic panels. On October 31, 2014, the Court granted the Company’s joint motion to dismiss the case. In November 2014, the plaintiff filed a motion for reconsideration and a second motion to amend or alter the judgement and for leave to file an amended complaint, both of which were denied by the Court in September 2015. ECD appealed to the U.S. Court of Appeals for the Sixth Circuit, which unanimously affirmed the trial court’s dismissal of ECD’s claims in August 2016. ECD filed a petition for a writ of certiorari to the U.S. Supreme Court, which was denied on April 17, 2017, ending the litigation.

(viii)	In October 2012, the Company received notice of an antitrust and unfair competition lawsuit filed by Solyndra, LLC (“Solyndra”, a U.S.-based solar company) against the Company and two other China-based photovoltaic panel manufacturers in the U.S. District Court of the Northern District of California. The Company filed its joint motion to dismiss all of Solyndra’s claims with the co-defendants in March 2013. On April 9, 2014, the Company received an order denying defendants’ joint motion to dismiss Solyndra’s claims. In February 2016, the Company entered into an agreement to settle these claims (“the Settlement Agreement”). According to the Settlement Agreement, i) the Company together with Yingli Green Energy Americas, Inc. (“Yingli Americas”, one subsidiaries of the Company), shall pay US$7.5 million to settle Solyndra’s claims; ii) the Company shall be obligated to pay to Solyndra additional cash of US$10 million, if the annual total sales of PV modules from the Company and its subsidiaries to the United States and Canada equals or exceeds 800 megawatts in any single calendar year from 2016 to 2018. The aforementioned lawsuit against the Company will be dismissed with prejudice, and under the Settlement Agreement, Solyndra has released the Company and all of its affiliates from any further claims based on the same or any related facts or allegations. This settlement is subject to approval by the bankruptcy court handling Solyndra’s bankruptcy case. Therefore, provision of settlement fee of US$ 7.5 million has been provided as of December 31, 2015 and was recorded in “Payables due to settlement of claims” and “General and administrative expenses” to the “Consolidated Statements of Comprehensive Loss”, no provision was made against the additional of US$10 million since it is not probable that a liability has been incurred. The payment US$7.5 million was made in 2016.

(24)	Intangible Assets

As of December 31, 2017 and 2018, the Company’s intangible assets consisted of the followings:

	December 31, 2017
	Weighted average amortization period	Gross carrying Amount	Accumulated amortization	Impairment	Intangibles, net
	Years	RMB	RMB	RMB	RMB	US$

Trademark	-	57,672	-	-	57,672	8,864
Technical know-how	5.7	209,084	(208,896)	-	188	29
Total		266,756	(208,896)	-	57,860	8,893

	December 31, 2018
	Weighted average amortization period	Gross carrying Amount	Accumulated amortization	Impairment	Intangibles, net
	Years	RMB	RMB	RMB	RMB	US$

Trademark	-	57,672	-	-	57,672	8,388
Technical know-how	5.7	209,363	(209,092)	-	271	39
Total		267,035	(209,092)	-	57,943	8,427

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

Intangible assets that are not subject to amortization are tested annually for impairment at December 31, and are tested for impairment more frequently if events and circumstances indicate that the asset might be impaired. For intangible assets that are not subject to amortization, such as trade mark, an impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value. In determining the estimate of market participant fair value for the trademark at December 31, 2018, the Company considered certain contrary evidence, including recent declines in selling price and megawatts shipped, and a declining gross margin. The Company also evaluated positive evidence, such as the actual and expected contributions from licensing agreements recently entered into with its investees. The Company concluded that there was no impairment to be recognized as of December 31, 2018.

The aggregated amortization expense for intangible assets for the years ended December 31, 2016, 2017 and 2018 is as follows:

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$

Technical know-how	250	250	196	28

As of December 31, 2018, the estimated amortization expense for the next five years is as follows:

December 31, 2018
RMB
2019	93
2020	93
2021	85
2022	-
2023	-

(25)	Geographic Revenue Information

The following summarizes the Company’s revenue from the following geographic areas (based on the location of the customer):

	Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
PRC (excluding HK SAR, Macau and Taiwan)	4,932,284	6,421,123	2,646,767	384,956
HK SAR, Macau and Taiwan	7,085	1,992	20,931	3,044
United States of America	513,690	223,229	182,810	26,589
Japan	2,363,239	737,813	572,690	83,294
Europe	221,776	386,266	214,972	31,266
India	18,970	330,738	260,624	37,906
Chile	-	4,282	246,862	35,905
EL Salvador	-	-	86,002	12,508
South Korea	2,074	10,830	1,041	151
Other countries	316,981	247,451	223,516	32,510
Total net revenues	8,376,099	8,363,724	4,456,215	648,129

(26)	Subsequent event

The Company has been in active discussion with its creditors about potential debt restructuring plans. In the subsequent period, the Company was aware that the Company’s major creditors are working on a framework of the debt restructuring plan for the approval of the State Council of the People’s Republic of China, which may include the transforming of debt from bank creditors to equity of its major subsidiaries. However, as of the date of the annual report, while alternative debt restructuring plans have been prepared and discussed the Company, the Company’s major creditors and potential new investors, the Company has not received any binding proposal from any party with respect to the debt restructuring and neither the Company nor the Special Committee have made any decision to engage in any particular transaction with respect to the debt restructuring.

(27)	Restricted Net Asset Parent Only Financial Information

Relevant PRC laws and regulations permit PRC companies to pay dividends only out of their retained earnings. If any, as determined in accordance with PRC accounting standards and regulations. In addition, PRC companies can only distribute dividends upon approval of the shareholders after they have met the PRC requirements for appropriation to statutory reserves. Relevant rules require annual appropriations of 10% of net after-tax income to be set aside prior to payment of any dividends. As a result of these and other restrictions under PRC laws and regulations, the PRC subsidiaries are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion was greater than 25% threshold of the Group’s total consolidated net deficits as of December 31, 2018. Even though the Company currently does not require any such dividends, loans or advances from the PRC subsidiaries for working capital and other funding purposes, the Company may in the future require additional cash resources from the PRC subsidiaries due to changes in business conditions, to fund future acquisitions and developments, or merely declare and pay dividends to or distributions to the Company’s shareholders.

The separate condensed financial statements of Yingli Green Energy Holding Company Limited as presented below have been prepared in accordance with Securities and Exchange Commission Regulation S-X Rule 5-04 and Rule 12-04 and present the Company’s investments in its subsidiaries under the equity method of accounting as prescribed in ASC 323. Such investment is presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries.” The condensed financial information of Yingli Green Energy Holding Company Limited has been presented for the period from January 1, 2016 to December 31, 2018.

The subsidiaries did not pay dividend to the Company for the period presented.

Except as disclosed in the consolidated financial statements as presented above, the Company did not have any significant contingency, commitment, long term obligation, or guarantee as of December 31, 2018.

Condensed Balance Sheets

(Amounts in thousands)

	December 31, 2017	December 31, 2018
	RMB	RMB	US$
ASSETS

Current assets:
Cash	1,184	13,270	1,930
Amounts due from related parties	2,639,708	2,771,485	403,096
Prepaid expenses and other current assets	171,362	164,555	23,934
Total current assets	2,812,254	2,949,310	428,960
Investments and loans to subsidiaries	-	-	-
Total assets	2,812,254	2,949,310	428,960

LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current liabilities:
Amounts due to related parties	3,066,825	3,236,397	470,714
Other current liabilities and accrued expenses	43,625	46,193	6,720
Total current liabilities	3,110,450	3,282,590	477,434
Non-current liabilities:
Deficit subsidiaries	11,184,517	12,972,645	1,886,793
Total liabilities	14,294,967	16,255,235	2,364,227

Shareholders’ deficit
Ordinary shares -
Par value: US$0.01
Authorized shares: 1,000,000,000
Issued shares: 187,490,478 and 187,490,478 as of December 31, 2017 and 2018, respectively
Outstanding shares: 181,763,770 and 181,763,770 as of December 31, 2017 and 2018, respectively	13,791	13,791	2,006
Additional paid-in capital	7,257,689	7,258,280	1,055,673

Treasury stock: 5,726,708 and 5,726,708 as of December 31, 2017 and 2018, respectively, at cost	(127,331)	(127,331)	(18,520)
Accumulated other comprehensive income/(losses)	119,592	(118,480)	(17,232)
Accumulated deficit	(18,746,454)	(20,332,185)	(2,957,194)
Total shareholders’ deficit	(11,482,713)	(13,305,925)	(1,935,267)

Commitments and contingencies	-	-	-

Total liabilities and shareholders’ deficit	2,812,254	2,949,310	428,960

Condensed Statements of Comprehensive Loss

(Amounts in thousands)

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Selling expenses	29,261	2,277	1,441	210
General and administrative expenses	13,087	26,405	5,140	748
Research and development expenses	-	-	-	-
Total operating expenses	42,348	28,682	6,581	958
Interest expense	(47)	(126)	(123)	(18)
Foreign currency exchange gain/(losses)	4,792	(19,397)	6,235	907
Other income	421	426	422	62
Gain/(Loss) before income taxes	(37,182)	(47,779)	(47)	(7)
Equity in losses of subsidiaries	(2,060,472)	(3,270,249)	(1,613,234)	(234,635)
Income tax expense	-	-	-	-
Net loss	(2,097,654)	(3,318,028)	(1,613,281)	(234,642)
Foreign currency exchange translation adjustment, net of nil tax	(234,675)	174,243	(238,072)	(34,626)
Cash flow hedging derivatives, net of nil tax	-	-	-	-
Comprehensive loss	(2,332,329)	(3,143,785)	(1,851,353)	(269,268)

Condensed Statements of Cash Flows

(Amounts in thousands)

	Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
Operating activities:
Net cash (used in)/provided by operating activities	(32,459)	(668)	(6,340)	(922)

Investing activities:
Repayment of amounts due from subsidiaries, net	31,767	1,399	18,426	2,680
Net cash provided by investing activities	31,767	1,399	18,426	2,680
Net (decrease)/increase in cash	(692)	731	12,086	1,758
Cash at beginning of year	1,145	453	1,184	172
Cash at end of year	453	1,184	13,270	1,930

Non-cash investing and financing transactions:	-	-	-	-

